Form 20-F
period 2002-12-31
KOREA ELECTRIC POWER CORP
filed 2003-06-27
CIK 887225

As filed with the securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
[ X ]	Annual report pursuant to Section 13 or 15 (d) of Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002.
[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 1-13372

KOREA ELECTRIC POWER CORPORATION

(Exact name of Registrant as specified in its charter)

REPUBLIC OF KOREA

(Jurisdiction of incorporation or organization)

167 SAMSEONG-DONG, GANGNAM-GU, SEOUL 135-791, KOREA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one-half of one share of common stock	New York Stock Exchange, Inc.
Common stock, par value KRW5,000 per share*	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.

7-3/4% Debentures due April 1, 2013
6-3/8% Notes due December 1, 2003
Twenty Year 7.40% Amortizing Debentures, due April 1, 2016
One Hundred Year 7.95% Zero-to-Full Debentures, due April 1, 2096
6% Debentures due December 1, 2026
7% Debentures due February 1, 2027
6-3/4% Debentures due August 1, 2027
8-1/4% Notes due March 15, 2005
4.25% Notes due September 12, 2007
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock, par value KRW5,000	640,100,876 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18 X

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
RISK FACTORS
ITEM 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
BUSINESS OVERVIEW
PROPERTY, PLANTS AND EQUIPMENT
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS
LIQUIDITY AND CAPITAL RESOURCES
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
TREND INFORMATION
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
COMPENSATION OF DIRECTORS AND SUPERVISORS
BOARD PRACTICES
EMPLOYEES
SHARE OWNERSHIP
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ARTICLES OF INCORPORATION
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18.FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
EX-10.1 Consent of Anjin & Co.
EX-10.2 Consent of KPMG Samjong Accounting Corp.
EX-10.3 Consent of Ahn Kwon & Co.
EX-10.4 Consent of Young Wha
EX-10.5 Consent of Ahn Kwon & Co.
EX-10.6 Consent of Young Wha
EX-10.7 The Korea Electric Power Corporation Act
EX-13.1 Certifications of CEO
EX-13.2 Certifications of CFO

(i)

(ii)

CERTAIN DEFINED TERMS

     All references to “Korea” or the “Republic” in this report are references to The Republic of Korea. All references to the “Government” in this report are references to the government of The Republic. All references to “we”, “us”, the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F includes future expectations, projections or “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). The words “believe”, “expect”, “anticipate”, “estimate” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this report are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. “Cautionary Statements”, or important factors that could cause actual results to differ materially from our expectations, are disclosed in this report. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table sets forth the selected financial data and our other operating information. The selected consolidated financial data in the table have been derived from our consolidated financial statements for each of the years in the five-year period ended December 31, 2002. The consolidated financial statements for the three years ended December 31, 2000 have been audited by Young Wha Corporation, a member firm of Ernst & Young International, and the consolidated financial statements for the years ended December 31, 2001 and 2002 (the “Consolidated Financial Statements) have been audited by Anjin & Co., an associate member firm of Deloitte Touche Tohmatsu since July 2, 2002. Young Wha Corporation and Anjin & Co. are each Korean independent certified public accountants. The report of Young Wha Corporation, a member firm of Ernst & Young International, covering the December 31, 1998 consolidated financial statements refers to a change made in our method of accounting for foreign currency translation differences as permitted under Korean GAAP. The report of Young Wha Corporation, a member firm of Ernst & Young International, covering the December 31, 1999 consolidated financial statements refers to changes in our methods of accounting for depreciation as applied to certain buildings and structures, provision for income taxes, bond issuance costs and derivative financial instruments to conform with revisions in Korean GAAP. The report of Young Wha Corporation, a member firm of Ernst & Young International, covering the December 31, 2000 consolidated financial statement refers to changes in our method of accounting for consolidation to conform with revisions in Korean GAAP. The selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 included in this report.

     Our financial statements are prepared in accordance with accounting regulations applicable to Government-invested companies and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5 “Operating and Financial Review and Prospects — Operating Results — Recent Accounting Changes” and Note 24 of Notes to Consolidated Financial Statements.

	Year Ended December 31,

Consolidated Statement of Earnings Data	1998		1999		2000		2001		2002		2002

	(Won in billion, US$ in million, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	KRW	14,228	KRW	15,751	KRW	18,708	KRW	20,225	KRW	21,366		$18,011
Operating expenses		11,897		13,179		15,238		16,236		16,319		13,756
Operating income		2,331		2,571		3,470		3,989		5,047		4,254
Income before income taxes, minority interest and amortization of consolidation adjustment	KRW	1,690	KRW	2,154	KRW	2,205	KRW	2,932	KRW	5,171	KRW	4,359
Income taxes		470		677		721		1,293		2,104		1,774
Net income		1,220		1,477		1,483		1,635		3,048		2,569

	Year Ended December 31,

Consolidated Statement of Earnings Data	1998		1999		2000		2001		2002		2002

	(Won in billion, US$ in million, except per share data)
Diluted earnings per share of common stock		1,943		2,330		2,319		2,559		4,770	4.02
Earnings per share of common stock		1,967		2,337		2,320		2,559		4,770	4.02
Dividends per share held by public		450		600		600		550		800	0.67
Dividends per share held by Government		150		350		450		550		800	0.67
Amount in Accordance with U.S. GAAP(3):
Net income	KRW	1,764	KRW	2,248	KRW	2,796	KRW	3,287	KRW	3,573	$3,012
Diluted earnings per share of common stock		2,793		3,533		4,340		5,144		5,591	4.71
Earnings per share of common stock		2,844		3,556		4,376		5,144		5,591	4.71
Other Data:
Ratio of Earnings to Fixed Charges(2) Korean GAAP		1.7		2.0		1.9		2.5		4.2	—
U.S. GAAP(3)		1.9		2.3		2.5		3.6		4.5	—

	As of December 31,

Consolidated Balance Sheet Data	1998		1999		2000		2001		2002		2002

	(Won in billion, US$ in million)
Amounts in Accordance with Korean GAAP(4):
Net working capital deficit(5)	KRW	(4,270)	KRW	(7,220)	KRW	(6,027)	KRW	(3,913)	KRW	(5,192)	$(4,377)
Net utility plant in service		32,690		47,447		48,450		49,440		53,527	45,121
Construction in progress		12,402		10,442		10,653		11,154		7,777	6,556
Total assets		50,878		64,766		65,920		70,562		70,512	59,439
Total stockholders’ equity		18,721		30,325		32,059		33,182		35,562	29,977
Capital stock		3,141		3,199		3,201		3,201		3,201	2,698
Long-term debt		20,178		20,343		20,460		22,089		17,671	14,896
Other liabilities-long term liabilities		4,781		3,539		4,148		6,005		7,173	6,047
Amounts in Accordance with U.S GAAP(4):
Total stockholders’ equity		16,459		18,982		21,437		24,162		27,291	23,005

(1)	See Item 5 “Operating and Financial Review and Prospects — Operating Results” for discussion of certain changes in Korean GAAP adopted in 2000, 2001 and 2002.

(2)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.

(3)	See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 24 of Notes to Consolidated Financial Statements.

(4)	In 1999, utility plant was revalued by KRW9,439 billion, with a corresponding increase in stockholders’ equity under Korean GAAP.

(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

     In this report, unless otherwise indicated, all references to “Won” or “KRW” are to the currency of the Republic, and all references to “U.S. Dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at KRW1,186.30 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002. On June 19, 2003, the Noon Buying Rate was KRW1,200.00 to

US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

     The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
1998	1,206.00	1,401.00	1,812.00	1,196.00
1999	1,136.00	1,189.80	1,243.00	1,125.00
2000	1,267.00	1,130.90	1,267.00	1,105.50
2001	1,313.50	1,292.00	1,369.00	1,234.00
2002	1,186.30	1,250.40	1,332.00	1,160.60
2003 (through June 19)	1,200.00	1,206.40	1,262.00	1,164.60
January	1,165.00	1,176.45	1,197.30	1,164.60
February	1,193.70	1,190.37	1,206.00	1,173.00
March	1,252.00	1,237.20	1,260.00	1,184.60
April	1,215.50	1,231.10	1,262.00	1,204.00
May	1,210.00	1,201.20	1,217.00	1,192.00
June (through June 19)	1,200.00	1,195.60	1,203.00	1,185.00

(1)	The average of the Noon Buying Rates over the relevant period.

RISK FACTORS

     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to KEPCO

     The Government’s Plan for Restructuring the electricity industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us and the price of our securities.

     On January 21, 1999, the Ministry of Commerce, Industry and Energy (the “MOCIE”) announced the Restructuring Plan for the electricity industry in Korea. For a detailed description of the Restructuring Plan, see Item 4 “Information on the Company — Business Overview — Restructuring of the Electricity Industry in Korea”.

     The Government promulgated the Law on Promotion of Restructuring of Electricity Industry (the “Restructuring Law”) and amended the Electricity Business Law on December 23, 2000, which allowed us to implement the Restructuring Plan. Pursuant to such law:

•	on April 2, 2001, the Government established the Korea Power Exchange to deal with the sale of electricity and to work out regulations governing the electricity industry to allow for electricity distribution via a competitive bidding process;

•	on April 2, 2001, the Government established a competitive bidding pool system; and

•	on April 27, 2001, the Government established the Korean Electricity Commission to regulate the restructured Korean electricity industry and to ensure fair competition.

     On February 23, 2001, our board of directors approved a new plan to split our non-nuclear and non-hydroelectric generating capacity into five wholly-owned generation subsidiaries and our nuclear and hydroelectric generating capacity into a separate wholly-owned generation subsidiary. On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries and the allocation of our assets and liabilities to such generation subsidiaries, effective as of April 2, 2001.

     It is possible that the Government may make substantial changes to the currently announced details of the Restructuring Plan, particularly since a new administration has taken office in February 2003. Such possible changes to the Restructuring Plan, as well as the uncertainty regarding the timing and manner of implementing the Restructuring Plan, may adversely affect us or the price of our securities.

     The Restructuring Plan currently contemplates that we eventually dispose of our interests in our generation subsidiaries (excluding our nuclear and hydroelectric power generation subsidiary) and distribution subsidiaries. In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, excluding our nuclear and hydroelectric power generation subsidiary. In the first phase of the privatization plan, we have commenced the sale of two generation subsidiaries in the second half of 2002. The process of selling these two generation subsidiaries will involve strategic stake sale and domestic initial public offering. Upon completion of the first phase, we will evaluate the results of the initial sale of two generation subsidiaries before proceeding with the sale of the remaining three non-nuclear generation subsidiaries. The aggregate foreign ownership will be limited to 30% of total power generation capacity. We cannot assure you as to the timing or the extent to which our divestiture will occur. In addition, it is possible that Korean law relating to anti-competitive practices as existing at that time may affect the manner in which we conduct our business through such subsidiaries.

     The Restructuring Plan as currently approved by our board contemplates corporate splits to form certain new subsidiaries (as was the case in forming generation subsidiaries) and disposition of the shares of such subsidiaries. Each step of the corporate split and disposition of the shares of the subsidiaries may not itself trigger the shareholders’ legal right to require us to purchase their shares under the Korean Commercial Code. However, in the event that the combination of such corporate split and disposition of the shares of the new subsidiaries within a short-time frame shall be interpreted as a transfer of material business, dissenting shareholders may exercise their rights to require us to purchase their common stock. If the foregoing would be the case, it is also possible that a substantial number of our shareholders may dissent with respect to such allocation and exercise their right to require us to purchase their common stock. The purchase price will be determined by negotiation between the dissenting shareholders and us. If a price cannot be agreed upon through such negotiation, the purchase price will be the average of (1) the weighted average of the daily share price on the Korea Stock Exchange (the “KSE”) for a two-month period before the date of adoption of the board resolution approving the allocation of a substantial portion of our assets or liabilities, (2) the weighted average of the daily share price on the KSE for the one month period before such date and (3) the weighted average of the daily share price on the KSE for the one week period before such date. However, the Korea Financial Supervisory Commission (the “FSC”) may adjust this price if we or at least 30% of the dissenting shareholders do not accept such purchase price. If a substantial number of shareholders exercise dissenter’s rights, we may have to expend a substantial amount of funds to repurchase such common stock and this may adversely affect our financial condition.

     The Restructuring Plan and the privatization plan for our generation subsidiaries in particular continue to generate labor unrest. Labor unions to which our employees belong have voiced their opposition to the Restructuring Plan from its very inception. In particular, the prospect of privatizing some of our core assets have raised concerns among some of our employees. On February 25, 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries commenced a six-week strike to protest the Government’s plans to privatize our five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions (KCTU), the second-largest governing body of labor unions in Korea with over 600,000 members, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, KCTU directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. We cannot assure you that a large-scale strike will not occur again in the future, or that any such labor unrest will be satisfactorily resolved. Such labor unrest may adversely affect our results of operations by severely disrupting the power supply as well as substantially hinder the implementation of the Restructuring Plan.

     We anticipate that we need to incur substantial indebtedness for future capital expenditures.

     Subject to the implementation of the Restructuring Plan, we anticipate that a substantial additional indebtedness will be required through the years in order to refinance existing debt and to make capital expenditures for construction of generation plants and other facilities. We expect that a substantial portion of our long-term debt will need to be raised through foreign currency borrowings and in external capital markets. It is possible that the cost at which such financing may be provided may not be acceptable to us.

     We conduct a portion of our operations through and depend, to an extent, on funds from our subsidiaries.

     We hold a significant portion of our assets in, and conduct some of our operations through, subsidiaries. In addition, the Restructuring Plan currently contemplates the creation of additional subsidiaries to which certain of our assets and liabilities will be transferred. See Item 4 “Information on the Company — Business Overview — Restructuring of the Electricity Industry in Korea”.

     In order to satisfy our payment obligations, we will rely on our own operations as well as to an extent on dividends and other payments received from our subsidiaries. The Restructuring Plan contemplates that we will eventually dispose of our interests in our generation subsidiaries (excluding our hydro and nuclear power generation subsidiary) and distribution subsidiaries to be established later.

     Our generation subsidiaries are dependent on imported fuel bought in currencies other than Won.

     Our generation subsidiaries purchase substantially all of the fuel materials they use, other than anthracite coal, from sources outside Korea. In addition, our generation subsidiaries purchase a significant portion of such fuel materials under contracts with limited duration and at prices determined in whole or in part by prevailing market prices in currencies other than Won. Our generation subsidiaries have not experienced any material fuel delivery disruptions to date. Fuel cost increases, including as a result of depreciation of Won against U.S. dollars or other foreign currencies, or supply disruptions could adversely affect our results of operations.

     Inherent in the operation of nuclear power generation facilities are numerous hazards risks, any of which could result in a material loss of revenues or increased expenses.

     We operate nuclear-fuel generating units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues and/or additional costs to repair, which could have a material adverse impact on our financial conditions and results of operation.

     Opposition to the constructing and operation of nuclear-fuel generating units may have adverse effect on us.

     In 2002, 40.8% of the electricity generated through KEPCO in Korea was generated by nuclear generating units. In recent years, we have encountered increasing opposition in the Republic to the construction and operation of nuclear generating units. Although the Government and we have undertaken various community development programs to address concerns of residents of areas near nuclear units, community opposition to the construction and operation of nuclear units could result in construction delay or relocation of planned nuclear units. See Item 4 “Information on the Company # Business Overview — Power Generation — KHNP”, Item 4 “Information on the Company — Business Overview — Environment and Community Programs” and Item 4 “Information on the Company — Business Overview — Insurance”.

     We may not be able to raise equity capital in the future without the participation of the Government.

     The Korea Electric Power Corporation Act (the “KEPCO Act”) requires that the Government, directly or pursuant to The Korea Development Bank Act (the “KDB Act”), through The Korea Development Bank (a statutory banking institution wholly owned by the Government), own at least 51% of our capital stock. As of March 31, 2003, Government, directly or through The Korea Development Bank, owned 53.9% of our issued capital. Accordingly, without changes in the existing Korean law, it will be difficult or impossible for us to undertake any equity financing in the future other than sales of treasury stock without the participation of the Government.

     The impact of Won depreciation may have adverse effect on us.

     Due to adverse economic conditions and reduced liquidity, the value of the Won in relation to the U.S. Dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998, 1999, 2000 and 2001 and modestly declined in 2002. Such depreciation had a material effect on the cost of servicing our foreign currency debt and the cost of our purchases of fuel materials and equipment from overseas sources. As of December 31, 2002, approximately 25.1% of our long-term debt was denominated in foreign currencies, principally in Dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in Dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to effect such purchases or service such debt. As a result, any significant depreciation of the Won against the Dollar or other foreign currencies will adversely impact us.

Risks Relating to Korea and the Global Economy

     Unfavorable financial and economic conditions in Korea and worldwide have had and will in the future continue to have a material adverse impact on us.

     Economic conditions in Korea, elsewhere in Asia, in the United States and elsewhere in the world materially affect our business. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean companies. In addition, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea.

     Developments that could hurt Korea’s economy in the future include, among other things:

•	failure of restructuring of chaebols, including financial difficulties experienced by SK Global, which admitted in March 2003 that it had falsified financial statements, and other SK Group companies, and accounting scandals of and regulatory proceedings against chaebols together with its negative effect on the Korean financial markets and on the small and medium-sized enterprise market;

•	slowdown in the overall economy and consumer spending;

•	volatility in commodity prices (including oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	an increase in crude oil prices which may result from, among other reasons, international military conflicts;

•	adverse developments in the economies of countries to which Korea exports goods and services (such as the United States and Japan), or in emerging market economies in Asia or elsewhere;

•	social and labor unrest resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together could lead to an increased Government budget deficit; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

     Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. The worldwide economy has been in a slump since the beginning of 2001, as the United States and other G8 countries have experienced recessionary conditions which have been exacerbated by the terrorist attacks in the United States on September 11, 2001, the looming prospect of war in Iraq throughout much of 2002 and the impact of Severe Acute Respiratory Syndrome (“SARS”) on global exports or GDP growth rates. Any prolonged stagnation or future deterioration in global economic conditions would continue to have an adverse impact on the Korean economy. A significant adverse change in the Korean economy or a loss of investor confidence in the financial systems of emerging and other markets could have an adverse effect on us and the market price of our securities.

     Tensions with North Korea could have an adverse effect on us and the price of our securities.

     In recent months, the level of tension between the Republic of Korea and Democratic People’s Republic of Korea (“North Korea”), as well as between North Korea and the United States, has increased. In response to North Korea’s admission to maintaining of a nuclear weapons program in breach of the peace accord executed in October 1994, the United States, Japan, the Republic of Korea and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its Yongbyon nuclear power plant and evicted nuclear inspectors from the United Nations International Atomic Energy Agency (the “IAEA”) in December 2002. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States were to execute a non-agression pact. Media reports have stated that North Korea has reactivated a reactor at its main nuclear complex, the Yongbyon nuclear power plant. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council. In addition, in April 2003, the United States, North Korea and China held tripartite discussions in an effort to resolve issues relating to North Korea’s nuclear weapons program, during which North Korea reportedly admitted that it had already successfully developed nuclear weapons. Both President Roh of the Republic and President Bush of the United States have pledged their support in principle to a peaceful resolution of the situation. However, there can be no assurance that the level of tension will not escalate or military confrontations will not occur, which would have a serious adverse effect on our operations and the market price of our securities.

     Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant commitment by the Republic of Korea.

Other Risk

     Our Consolidated Financial Statements are prepared in accordance with Korean generally accepted accounting principles, which differ materially from United States generally accepted accounting principles.

     Our Consolidated Financial Statements are prepared in accordance with accounting regulations applicable to Government-invested companies and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 24 of Notes to Consolidated Financial Statements.

     Korean GAAP and U.S. GAAP differ, among other ways, in respect of the following issues:

•	treatment of assets revaluation;

•	treatment of foreign exchange translation gains and losses on monetary assets and liabilities;

•	accounting for consolidation, primarily accounting for disposition of a subsidiary’s common stock; and

•	the establishment of a regulatory asset and liability to offset the impact of foreign exchange translation losses and gains on our income statement, deferred income taxes and reserves for self-insurance.

     In December 1998, the FSC approved changes to Korean GAAP with respect to the accounting treatment of certain unrealized foreign exchange translation gains and losses. Beginning January 1, 1999, under revised Korean GAAP, unrealized foreign exchange translation gains and losses on monetary assets and liabilities, other than those arising from debt incurred for construction of utility plant, are to be credited or charged to current operations. During 1997, these unrealized foreign exchange translation gains and losses were deferred and amortized over the remaining life of the related asset or debt. During 1998, as permitted by Korean GAAP, we changed our method of accounting for unrealized foreign exchange gains and losses, other than those relating to the construction of utility plant. During 1998, such gains and losses were credited or charged to current operations after offsetting against deferred foreign currency translation losses carried over from prior years.

     Realized and unrealized foreign exchange translation gains and losses incurred during the construction period on short-term and long-term debt incurred for construction of utility plant will continue to be capitalized as part of the cost of the related asset.

     Under U.S. GAAP, all realized and unrealized foreign exchange translation gains and losses are credited or charged to current operations.

     In March 2000, the Securities and Futures Commission approved changes in accounting for consolidation in accordance with Korean GAAP. Pursuant to the provisions of the revised Korean GAAP, the disposal gain or loss on a portion of a subsidiary’s common stock in consolidation is recorded as additions to or deductions from consolidated capital surplus in the event a controlling company still retains control over its subsidiary (generally, ownership is more than 50%) after disposal of a portion of its equity interest. Under U.S. GAAP, we have elected to record such gain or loss as other income or loss in consolidation.

     As discussed in Item 4 “Information on the Company — Business Overview — Restructuring of the Electricity Industry in Korea” and Note 1 of Notes to Consolidated Financial Statements, on April 2, 2001, six new generation subsidiaries were established in accordance with the Restructuring Plan. Since our generation subsidiaries’ rates are determined by a competitive system that is not cost based, they no longer meet the criteria for application of SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”. Our power transmission and distribution divisions continue to meet the criteria for application of SFAS No. 71. The Consolidated Financial Statements reflect the elimination effects of regulations that have been recognized as regulatory assets and liabilities pursuant to SFAS No 71. The effect of this change has been recognized in current operations, resulting in the increase in net income under U.S. GAAP of KRW423,146 million, in accordance with SFAS No. 101 “Accounting for the Discontinuation of Application of SFAS No 71”. However, in accordance with SFAS No. 101, the carrying amounts of property, plant and equipment measured and reported pursuant to SFAS No. 71 were not adjusted since they were not impaired under the provisions of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

     The Government approves the rates that we charge to our customers. Our utility rates are designed to recover our “reasonable costs” plus a fair investment return. In June 2001, the MOCIE announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from “reasonable costs” while income tax expenses (including deferred income taxes), instead of income tax payables, should be included for rate-making purpose. As a result of this guideline change and the deregulation of our generation subsidiaries, only our deferred income taxes caused by the differences between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

General Information

     We were established by the Government on December 31, 1981 as the successor to Korea Electric Company and, until 1989, were wholly owned by the Government. Our registered office is located at 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea, and our telephone number is 82-2-3456-4264.

     In 1989, the Government sold 21% of our common stock as part of a planned partial privatization. Such partial privatization was one of several sales by the Government of shares of Government-owned companies undertaken. In 1994, we sold 1.2% of our shares in a global offering. In 1995, we sold 1.1% of our shares in another global offering. From November 1997 to February 1998 the Government injected capital into The Korea Development Bank, The Export-Import Bank of Korea, Korea First Bank and Seoul Bank with our shares to support those financial institutions. In March 1999, the Government sold 5% of our shares in a global offering. As a result, as of December 31, 2000, the Government owned, directly or indirectly, 54% of our issued common stock (including treasury stock). On June 20, 2001, the Government transferred 127,086,334 shares of our common stock held by it, which represents 19.85% of our outstanding capital, to The Korea Development Bank as part of ongoing initiatives designed to facilitate the privatization of electricity industry in Korea. As a result of such transfer, the Government and The Korea Development Bank own 32.35% and 21.63%, respectively, of the outstanding shares of our common stock. See the table setting forth certain information relating to certain owners of our capital stock as of March 31, 2003 in Item 7 “Major Shareholders and Related Party Transactions – Major Shareholders”.

     The KEPCO Act requires that the Government, directly or pursuant to the KDB Act, through The Korean Development Bank, own at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The Government’s and The Korea Development Bank’s rights as holders of our common stock are exercised by the MOCIE based on the Government’s ownership of our common stock and a proxy to be received from The Korea Development Bank in consultation with the Ministry of Finance and Economy (“MOFE”).

     We operate under the general supervision of the MOCIE. The MOCIE, in consultation with the MOFE, has responsibility for approving the electric power rates we charge after review by the Korean Electricity Commission. See “— Business Overview — Rates”. We furnish reports to officials of the MOCIE, the MOFE and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See “— Business Overview — Regulation”.

     Pursuant to our articles of incorporation, our directors are classified into two categories: standing directors and non-standing directors. The number of standing directors shall be not more than seven, including the president (who is our Chairman and CEO), and the non-standing directors shall be not more than eight. In any case, the number of standing directors may not exceed the number of non-standing directors. The standing directors other than our president shall be appointed by the MOCIE upon the motion of our president with the approval at the general meeting of our shareholders. The non-standing directors shall be appointed from among specialists in the private sector with knowledge of business management by the Minister of Planning and Budget of the Republic upon the motion of our president. Our president shall be appointed by the president of the Republic upon the motion of the MOCIE after shareholders’ approval following the nomination by a president nomination committee which is composed of the non-standing directors and other members from the private sector appointed by the board of directors. The president serves as our chief executive officer and represents us and administers our day-to-day business in all matters not specifically designated as responsibilities of the board of directors.

     Our auditor is appointed by the President of the Republic upon the motion of the Minister of the Planning and Budget of Korea following a resolution at the general meeting of our shareholders. The auditor is our full-time employee responsible for monitoring our business affairs and accounts. The auditor attends board meetings but is not a director and does not vote at board meetings. See Item 6 “Directors, Senior Management and Employees — Directors and Senior Management”.

     We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us. As an entity formed to serve public policy goals of the Government, we seek to maintain an overall level of profitability which allows us to strengthen our equity base in order to support the growth in our business. Our electricity rates are established pursuant to procedures that take into account, among other things, our needs to recover the costs of operations, to make capital investments and to provide a fair return to our security holders. See “— Business Overview — Rates”.

Recent Developments

Debt Restructuring

     To accommodate the Restructuring Plan, on November 14, 2002, we commenced solicitations of consents and proxies from the holders of our debentures and notes listed below under the heading Yankee and Global Bonds (the “Yankee and Global Bonds”) and under the heading Eurobonds (the “Eurobonds” and, together with the Yankee and Global Bonds, the “Bonds”).

Yankee and Global Bonds	Eurobonds

US$1,350mm 6.375% Notes due 2003	JPY2,560mm 2.75% Notes due 2004
US$300mm 8.25% Notes due 2005	US$21mm FRNs due 2004
US$350mm 7.75% Debentures due 2013	JPY5,000mm 2.50% Notes due 2004
US$70.64mm 6.00% Debentures due 2026	JPY5,000mm 2.92% Notes due 2004
US$300mm 7.00% Debentures due 2027	EUR25.183mm 5.75% Notes due 2004
US$200mm 6.75% Debentures due 2027	US$55mm 7.11% Notes due 2004
US$139,842mm 7.40% Amortizing Debentures due 2016	US$50mm FRNs due 2004
US$52,559mm 7.95% Zero-to-Full Debentures due 2096	JPY30,000mm 2.10% Notes due 2005
US$96.5mm FRNs due 2005
US$95mm 7.05% Notes due 2007
GBP24.467mm 8.50% Notes due 2007

     The solicitations related to proposed amendments to the agreements under which our debt securities were issued and to waivers of certain rights specified below under the Korean Commercial Code (the “KCC”). In consideration for the amendments and waivers, and upon the satisfaction or waiver of all closing conditions, The Korea Development Bank (“KDB”) will furnish a full, unconditional and irrevocable guarantees (the “KDB Guarantees”) in respect of the Bonds if the amendments and waiver with respect to such issue become effective. Through the adoption of the amendments, we intend to, among other things, eliminate certain constraints to accomodate the implementation of our electricity industry Restructuring Plan. The waivers are intended to eliminate the joint and several liability of the generation subsidiaries on the Bonds and, thereby, facilitate the eventual divestiture or sale of the generation subsidiaries pursuant to the Restructuring Plan. The joint and several liabilities arose as a matter of law under the KCC in connection with our creation of the generation subsidiaries and transfer of our assets to them. See “— Business Overview — Restructuring of the Electricity Industry in Korea” below.

     In February 2003, we successfully completed the solicitation of consents and proxies for the Yankee Bonds and Global Bonds listed above and KDB Guarantees were given accordingly. In April 2003, we announced the successful completion of the closing conditions relating to our Eurobonds listed above and KDB Guarantees were given accordingly. In March 2003, we completed the solicitation of consents for our domestic bonds, however, the KDB Guarantees have not yet been given.

     We plan to obtain consents to eliminate joint and several liability in respect of the Samurai bonds in the second half of 2003. However, there can be no assurance that the consent process will proceed according to this schedule or in the manner currently contemplated or that the consent process will be successfully consummated.

Capital Expenditures

     This table below sets forth for each year in the three-year period ending December 31, 2002, the amounts of capital expenditures (including capitalized interest) for the construction of generating, transmission and distribution facilities:

2000	2001		2002

(in billions of Won)
KRW7,694	KRW	7,299	KRW	6,653

     For the expected completion dates of generating facilities, see “— Business Overview — Capital Investment Program”.

BUSINESS OVERVIEW

Restructuring of the Electricity Industry in Korea

     On January 21, 1999, the MOCIE published the Restructuring Plan. The overall objectives of the Restructuring Plan are to:

•	introduce competition and thereby increase efficiency in the Korean electricity industry;

•	ensure a long-term, inexpensive and stable electricity supply; and

•	promote consumer convenience through the expansion of consumer choice.

     The Restructuring Plan sets forth the Government’s broad policy directions and calls for flexible implementation over the next 10 years or more. The Restructuring Plan allows for a phased transition to a competitive system while:

•	preserving the Government’s ability to ensure that adequate supplies of electricity are available to meet demand; and

•	at the same time maintaining and enhancing our shareholder value.

     The Government has designed the Restructuring Plan to enable it to achieve its goals for the electricity industry in a flexible manner over time taking into account the unique characteristics of the Korean economy and the needs and interests of those who provide financing to us.

     The KEPCO Act requires that the Government own at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The Government’s and The Korea Development Bank’s rights as holders of our common stock are exercised by the MOCIE in consultation with the Ministry of Finance and Economy (“MOFE”). The Government currently has no plan to cease to own directly or indirectly at least 51% of our outstanding common stock.

     As an entity formed to serve public policy goals of the Government, we seek to maintain an overall level of profitability which allows us to strengthen our equity base to support the growth in our business. After the full implementation of the Restructuring Plan as currently contemplated, we anticipate that our basic strategy, in principle, will be to maximize profits and enhance shareholder value.

     The following is a description of the Restructuring Plan and the Government’s position relating to the Restructuring Plan as of the date of this report.

Restructuring of the Electricity Industry in Korea

     On January 21, 1999, the Ministry of Commerce, Industry and Energy (the “MOCIE”) published the Restructuring Plan. The overall objectives of the Restructuring Plan are to:

•	introduce competition and thereby increase efficiency in the Korean electricity industry;

•	ensure a long-term, inexpensive and stable electricity supply; and

•	promote consumer convenience through the expansion of consumer choice.

Phase I

     During Phase I, which was the preparation stage for Phase II and ran from January 1, 1999 until April 2, 2001, we continued to be the principal electricity generator, with a few independent power producers (the “IPPs”) supplying electricity to us pursuant to existing power purchase agreements (the “PPAs”). On February 23, 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generating capacity into the following five separate wholly-owned generation subsidiaries, each with its own management structure, assets and liabilities: Korea South-East Power Co., Ltd. (“KOSEPCO”), Korea Midland Power Co., Ltd. (“KOMIPO”), Korea Western Power Co., Ltd. (“KOWEPO”), Korea Southern Power Co., Ltd. (“KOSPO”), and Korea East-West Power Co., Ltd. (“KEWESPO”). Our hydroelectric and nuclear generating capacity was transferred into a separate wholly-owned generation subsidiary, Korea Hydro and Nuclear Power Co., Ltd. (“KHNP”). On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries effective as of April 2, 2001.

     The Government’s objectives in dividing the power generation capacity into separate generation subsidiaries are principally to:

•	introduce competition and thereby increase efficiency in the electricity generation industry in Korea; and

•	ensure the stable supply of electricity in Korea.

     We have retained our monopoly position with respect to transmission and distribution.

     While our ownership percentage of the non-nuclear and non-hydroelectric generation subsidiaries will depend on the ultimate form of the Restructuring Plan approved by the Government, our plan is to continue to retain 100% ownership of KHNP.

     Phase II

     Phase II, which is the current phase, is expected to run from April 2, 2001 through March 31, 2005. In Phase II, the Government introduced a competitive bidding or bidding pool system under which we purchase power from the generation subsidiaries and other companies for transmission and distribution to customers. Such competitive bidding or bidding pool system was established on April 2, 2001 and is a cost-based pool system (the “CBP”) (as described below).

     Pursuant to the Electricity Business Law amended on December 23, 2000, the Government established the Korea Power Exchange (the “KPX”) on April 2, 2001 to deal with the sale of electricity and work out regulations governing the electricity market to allow for electricity distribution via a competitive bidding process. The Government also established the Korea Electricity Commission (the “KEC”) on April 27, 2001 to regulate the restructured Korean electricity industry and to ensure fair competition. As part of this process, the KPX established the Regulation regarding the Operation of the Electricity Market relating to the operation of the bidding pool system. To amend the Regulation regarding the Operation of the Electricity Market, the KPX shall obtain approval from the MOCIE and the amendment shall be reviewed by the KEC, prior to approval of the MOCIE.

     The KEC’s main functions involve implementation of necessary standards and measures for electricity market operation and review of matters relating to licensing companies in the Korean electricity industry. The KEC also acts as an arbitrator in disputes involving utility rates and companies in the Korean electricity industry and consumers and investigates illegal or deceptive activities of Korean electricity market participants.

     The Pool System

     Under the pool system, each generation company, including the KHNP and our other generation subsidiaries, participates in competitive bidding pursuant to a bidding process operated by the KPX. Under the current CBP system, each generation company and our other generation subsidiaries, submits its costs and available capacity to KPX one day prior to the date of the actual sale. The submitted costs are divided into two categories: base load units and non-base load units, in order to promote fair competition as base load and non-base load units have different cost structures. Base load plants utilize coal and nuclear fuel materials and non-base load plants utilize non-coal and non-nuclear fuel materials. The final pool price for each of these categories is determined by KPX.

     CBP comprises two prices, namely, system marginal price (“SMP”) and base load marginal price (“BLMP”), which are determined by variable costs of the most expensive non-base load unit(s) and base load unit(s), respectively, from which electricity is dispatched for the trading period. Non-base load capacity payment (“Non-Base Load CP”) and base load capacity payment (“Base Load CP”) represents fixed costs of non-base load units and base load units, respectively, and are settled separately from the CBP.

     One uniform pool price for each category is determined every hour as the SMP and the BLMP by merit order (as described below).

     Merit order is a power dispatch order system determined and used by the KPX. The KPX determines the allocation of power supplied by generation companies. This determination is primarily dependent on economic principles and other various factors, including the proximity of a generation company to the geographical area to which power is being supplied, transmission and distribution costs, network and fuel constraints and amount of power loss during transmission and distribution.

     It is expected that the current CBP will be replaced by a two-way bidding pool system in Phase III under which each generation company will submit bids to KPX to supply power with the price of each segment determined by the highest clearing bid that satisfies demand for power.

     Consumers purchase power from us at prices based upon our purchase price plus transmission and distribution fees and other fees which are set by the KEC. The KEC’s prime objective is ensuring transparency and preventing anti-competitive practices in the bidding process to maximize the benefits of competition to consumers.

     Contracts for Differences

     Since January 2003, large consumers of electricity with maximum demand of at least 50,000 kilovolt ampere (“kVA”) are allowed to purchase directly from the pool. As of June 19, 2003, we did not have any such consumers. Any IPPs with installed capacity of greater than 20 megawatts is required to supply its electricity through the pool system. Due to the uncertainty associated with variations on the pool system price, generators are subject to variations in revenue from the pool system for the electricity they produce, and retailers are subject to fluctuating costs for the electricity they buy. Contracts for differences (“CFDs”) are financial contracts designed to reduce exposure to volatility in the pool system prices by effectively fixing the price for specific amounts of electricity at specific times over the contract period. In order to hedge the risk from pool price volatility, a large consumer can enter into a CFD with generation companies, which will provide for the cash settlement of the difference between the contract price of the CFD and the pool price.

     Privatization of Non-Nuclear Generation Subsidiaries

     In April 2002, the Committee for Privatization of Public Corporation adopted the basic privatization plan for our five non-nuclear generation subsidiaries. In the first phase of the privatization plan, we commenced the sale of interests in one of our non-nuclear generation subsidiaries, KOSEPCO. In March 2003, we suspended our offer to sell, pursuant to competitive bidding process, a portion of our ownership interest together with management control in KOSEPCO, due to, among other things, unfavorable market conditions. Currently, we are pursuing a plan to privatize KOSEPCO through an initial public offering. We will evaluate the results of the sale of KOSEPCO before proceeding with the sale of the other generation subsidiary in the first phase of the privatization plan. In addition, upon completion of the first phase, we will evaluate the results of the initial sale before proceeding with the sale of the remaining non-nuclear generation subsidiaries in the next phase of the privatization plan. The aggregate foreign ownership will be limited to 30% of total power generation capacity in Korea only to the extent that such foreign ownership retains control. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of sales, with a view to encouraging competition, assuring adequate electricity supply and debt service capability.

     Phase III

     Phase III is expected to run from April 2005 to 2008 and is the preparation stage for Phase IV. During this phase, we expect to split our distribution operations into a number of separate subsidiaries on a basis comparable to the restructuring of the generation assets in Phase I. However, based upon consultations with the Government, we currently believe that it will not be required to create distribution subsidiaries until the end of March 2005 and that the Government plans to cause us to sell interests in all of these subsidiaries as appropriate from time to time taking into account competitive considerations, market conditions and maintenance or enhancement of our shareholder value.

     In consultation with the Government, we expect to allocate its distribution assets into distribution subsidiaries by taking into account, among other factors, geographical distribution of consumers and competition enhancement. The Government has not finalized its plan regarding the allocation of the assets and liabilities to our distribution subsidiaries. The Government is expected to allocate our related assets and liabilities to the distribution subsidiaries on a basis similar to the basis for the allocation of the power generation assets and some of its liabilities to the generation subsidiaries.

     It is anticipated that, initially, each of our distribution subsidiaries will be permitted to operate only in a specific geographic area.

     During Phase III, pursuant to the Electricity Business Law, independent companies may be established to engage in the business of selling electricity.

     Unlike Phase II, in which we purchase electricity under the pool system, during Phase III, the retail companies, including our distribution/retail subsidiaries, would purchase electricity power through the price-bidding pool described below. In our role as the transmission company, it is expected that we will remain for a certain period as parent company to the distribution and generation companies, and charge the distribution companies and generation companies a transmission fee. It is understood that the Government currently intends to have us act as the sole electricity transmission company in Korea.

     It is expected that, in the near future, KPX will replace the current CBP with a price-bidding pool system, which is called as TWBP(two-way bidding pool). Under this TWBP, generation companies, including our generation subsidiaries, will submit their offers and retail companies, including our distribution/retail subsidiaries, will submit their bids. Based on these submitted offers and bids, FMCP(forecasted market clearing price) will be determined every trading period by the highest bid by merit order (as described above) that effectively satisfies the aggregate demand of the distribution companies in order to adjust the offer of generation company and to facilitate end-user’s response. But MCP(market clearing price) which is used to settle actually is determined by offers from generation companies and real demand.

     In contrast to the CBP, under TWBP, each generation company will submit its bids reflecting all variable and fixed costs. In addition, the price-bidding pool system will not take into account the inherent differences in cost structure between the base load and non-base load plants, and the generation companies will not be separately compensated for their fixed costs.

     The rule and procedures of the TWBP have almost been finalized by all relevant parties, including us, the Government, KPX, KHNP and our other generation subsidiaries but the drafts of TWBP are currently being reviewed in detail. It is believed that the transition from the CBP to the price-bidding pool system without any safety mechanism to hedge and regulate price volatility could result in a serious market disruption. One of the safety mechanism currently being considered by the Government is the use of vesting contracts for an interim period to stabilize pool prices and to mitigate market power when the price-bidding pool system is introduced. The draft of vesting contracts has finalized and after reviewing by contract parties and government, vesting contracts will be introduced at commencing of TWBP.

     Hedging contracts in the electricity generation market are initially expected to be vested by the Government for our generation companies as part of the Governments effort to mitigate pool price volatility and to meet customer tariff level during the transition period into the full retail competition. Such vesting contracts are expected to be mostly in the form of CFDs in which prices and volumes for electricity sold by the generation companies to retailers will be fixed during the contract periods. (Pending the restructuring and privatization of the electricity distribution and retail industry, the role of the retailer will remain with us.) See “— Phase II — Contracts for Differences” above. Financial settlements between the generation companies and the retailers will occur to settle difference between strike prices and pool prices under such CFDs. If the pool price is higher than the strike price, the generation companies makes a difference payment to the retailer equal to the contract volume multiplied by the difference between pool price and strike price. If the pool price is lower than the strike price, the generation company receives a difference payment from the retailer equal to the contract volume multiplied by the difference between pool price and strike price. To reduce exposure to volatility to pool prices, retailers and generators are expected to seek to continue to enter into such CFDs bilaterally over the long-term, post the expiry of the initial vesting contracts. The details of hedging contracts have not been finalized by the Government and thus remain subject to change.

     Phase IV

     Phase IV will be the final phase of the Restructuring Plan and contemplates allowing consumers to choose their power source from any distribution/retail company on market terms. It is understand that the

Government currently intends for us to continue to act as the sole electricity transmission company in Korea during this phase. The electricity industry will be regulated to assure competition, cost effectiveness, and sufficient supply.

Power Generation

     KEPCO and our generation subsidiaries’ electricity generating system as of December 31, 2002, was comprised of a total of 256 generating units, including nuclear, thermal, hydro and internal combustion units, which at December 31, 2002 had an aggregate installed generating capacity of 49,561 megawatts. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined cycle units. Combined cycle units consist of either LNG-fired combined cycle units or oil-fired combined cycle units. In addition to the generating facilities our generation subsidiaries own, we purchase power output of several generating plants not owned by our generation subsidiaries.

     The table below sets forth as of and for the year ended December 31, 2002, the number of units, installed capacity and the average capacity factor for each type of generating facility that our generation subsidiaries own or that generate electricity primarily for sale to us.

	Number	Installed	Average Capacity
	of Units	Capacity(1)	Factor(2)

		(megawatts)	(percent)
KEPCO facilities:
Nuclear	18	15,716	92.7
Thermal:
Coal	37	15,931	86.3
Oil	19	4,280	46.7
LNG	6	1,538	13.2
Total thermal	62	21,749	73.3
Internal combustion	136	9,260	39.1
Hydro	40	2,836	13.1
Total KEPCO facilities	256	49,561	69.1
Facilities of others(3):
Thermal (LNG/Oil)	28	3,201	27.8
Hydro (4)	101	1,039	22.5

Total facilities of others	129	4,240	26.5

Total	385	53,801	65.7

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.

(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.

(3)	Others are independent power producers. See “— Business Overview — Purchaed Power”.

(4)	Facilities owned and operated by the Korea Water Resources Corporation, a Government-owned entity, account for substantially all of the installed capacity of hydro facilities.

     The useful life of units of each type without substantial renovation is approximately as follows: nuclear and thermal, over 30 years; internal combustion, over 25 years; hydroelectric, over 50 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

     We attempt to achieve efficient use of generating resources and diversification of generating capacity by fuel types. Our predecessors relied principally upon oil-fired thermal generating units for electricity generation. Since the oil shock in 1974, however, our power development plans (including its predecessors) and the Government have emphasized the construction of nuclear generating units. While nuclear units are more expensive to construct than other units of comparable capacity, nuclear fuel is less expensive than fossil fuels producing comparable amounts of energy. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electric energy, we seek to maintain nuclear power production capacity at a level approximating a level at which demand is continuous within the Republic. For production at times when demand exceeds the level of continuous demand, we rely on units fired by fossil fuel and hydroelectric units, which can be started and shut down more efficiently than nuclear units. Bituminous coal is currently the cheapest thermal fuel per kilowatt hour of electricity produced, and therefore we have sought to maximize the use of bituminous coal for generation needs above the continuous demand level, except for meeting surges in demand requiring rapid startup and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid startup and shutdown, and therefore we have used such units principally to meet short-term surges in demand. The use of LNG-fired units, and the use of bituminous coal-fired units rather than anthracite coal-fired units, are intended to reduce the environmental impact of our generating operations. Anthracite coal is also a less efficient fuel source than bituminous coal.

     Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to add additional thermal and internal combustion units in future periods for this purpose. Such units may be completed more quickly than new nuclear units.

     The table below sets forth for each of the five years ended December 31, 2002 the amount of electricity generated by facilities linked to our grid system, and the amount of power used or lost in connection with transmission and distribution.

						% of 2002
						Gross
	1998	1999	2000	2001	2002	Generation(1)

	(million kilowatt hours)					(percent)
Electricity generated at generation subsidiaries:
Nuclear	89,689	103,064	108,964	112,133	119,103	38.9%
Thermal Coal	77,662	83,603	99,428	112,257	119,665	39.0
Oil	9,943	11,524	18,888	21,622	17,493	5.7
LNG	1,473	1,345	1,632	1,557	1,771	0.6

Total thermal	89,042	96,472	119,948	135,437	138,929	45.3
Internal combustion	24,455	27,091	24,734	23,914	30,888	10.1
Hydro	3,625	3,560	3,196	2,915	3,262	1.1

Total generation	206,811	230,187	256,842	274,398	292,182	95.3
Electricity purchased from others:
Thermal	6,015	6,631	7,144	9,589	12,242	4.0
Hydro	2,474	2,507	2,414	1,236	2,049	0.7

Total purchased	8,489	9,138	9,558	10,825	14,291	4.7
Gross generation	215,300	239,325	266,400	285,224	306,474	100.0
Auxiliary use(2)	9,445	10,998	12,328	12,980	13,728	0.9
Pumping storage(3)	2,425	2,525	2,118	2,401	2,688	4.5

Total net generation(4)	203,430	225,802	251,953	269,842	290,058	9.5

Transmission and distribution losses	9,960	11,280	11,871	12,140	12,994	4.48	%(5)

(1)	Unless otherwise indicated, the percentages are based on gross generation.

(2)	Auxiliary use represents electricity consumed by generating units in the course of generation.

(3)	Pumping storage represents electricity consumed during low demand periods in order to store water which will be utilized to generate hydroelectric power during peak demand periods.

(4)	Total net generation is gross generation subtracted by auxiliary use and pumping storage.

(5)	Total transmission and distribution losses divided by total net generation.

     The table below sets forth our total capacity at the end of each period (including units generating electricity primarily for sale to us) and peak and average load in each period for each of the five years ended December 31, 2002.

	1998	1999	2000	2001	2002

	(megawatts)
Total capacity	43,406	46,978	48,451	50,859	53,801
Peak-load	32,996	37,293	41,007	43,125	45,773
Average load	24,578	27,320	30,328	32,560	34,986

KHNP

     We commenced nuclear power generation activities in 1978 when our first nuclear generating unit, Kori-1, began commercial operations. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to KHNP.

     As of December 31, 2002, KHNP owned and operated (i) 18 nuclear generating units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin (including Yonggwang 6 which commenced commercial operation on December 24, 2002) and (ii) 27 hydroelectric generating units through the two main divisions at Gangneung and Hangang.

     The table below sets forth as of and for the year ended December 31, 2002, the number of units, installed capacity and the average capacity factor for the two types of generating facility.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)

		(megawatts)	(percent)

Nuclear	18	15,716	92.7
Hydro	27	534	25.2

Total	45	16,250	—

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.

(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.

     Two additional nuclear generating units at the Ulchin site, Ulchin 5 and 6, each with a 1,000-megawatt capacity, are currently under construction and are expected to be completed in 2004 and 2005, respectively. In addition, KHNP has six nuclear units (New Kori Nos. 1 through 4 and New Wolsong Nos. 1 and 2) in preparation for which the planning has been approved and locations determined.

     Since the oil crisis in 1974, Korea’s power development plans have emphasized the construction of nuclear generating units. While nuclear units are more expensive to construct than other units of comparable capacity, nuclear fuel is less expensive than fossil fuels producing comparable amounts of energy. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As electricity cannot be stored in significant amounts, generation must be varied continuously to match demand. Within each day there is a certain level below which demand does not fall. This minimum level of demand throughout the day is known as “base load”. Nuclear power units operate at base load because design and safety considerations limit the extent to which the plant can vary output. For production at times when demand exceeds the level of continuous demand, reliance is made on units fired by fossil fuel and hydroelectric units, which can be started and shut down more efficiently than nuclear units. Hydroelectric units, along with thermal units fired by LNG and gas turbine internal combustion units, are one of the most efficient types of units for rapid startup and shutdown, and therefore have been used principally to meet short-term surges in demand.

Nuclear

     The table below sets forth certain information with respect to the nuclear generating units KHNP owned as of December 31, 2002.

Installed

	Reactor	Reactor	Turbine and	Commencement of	Capacity

Unit	Type(1)	Design(2)	Generation(3)	Operations	(megawatts)

Kori-1 Kori-2 Kori-3 Kori-4 Wolsong-1 Wolsong-2 Wolsong-3 Wolsong-4 Yonggwang-1 Yonggwang-2 Yonggwang-3 Yonggwang-4 Yonggwang-5 Yonggwang-6 Ulchin-1 Ulchin-2 Ulchin-3 Ulchin-4	PWR PWR PWR PWR PHWR PHWR PHWR PHWR PWR PWR PWR PWR PWR PWR PWR PWR PWR PWR	W W W W AECL AECL, H AECL, H AECL, H W W H, CE H, CE D, CE D, CE F F H, CE H, CE	GEC GEC GEC GEC P H, GE H, GE H, GE W W H, GE H, GE D, GE D, GE A A H, GE H, GE	1978 1983 1985 1986 1983 1997 1998 1999 1986 1987 1995 1996 2002 2002 1988 1989 1998 1999	587 650 950 950 679 700 700 700 950 950 1,000 1,000 1,000 1,000 950 950 1,000 1,000

Total nuclear					15,716

(1)	PWR means pressurized light water reactor; PHWR mean pressurized heavy water reactor.

(2)	W means Westinghouse Electric Issuer (USA); AECL means Atomic Energy Canada Limited (Canada); F means Framatome (France); H means HANJUNG; CE means Combustion Engineering (USA); D means Doosan Heavy Industries.

(3)	GEC means General Electric Issuer (UK); P means Parsons (Canada and UK); W means Westinghouse Electric Issuer (USA); A means Alsthom (France); H means HANJUNG; GE means General Electric (USA); D means Doosan Heavy Industries.

     The table below sets forth certain information for 2002 with respect to each nuclear generating unit KHNP owned.

	Average Capacity Factor	Average Fuel Cost Per kwh

Unit	(percent)	(Won)

Kori-1	85.4	KRW	4.70
Kori-2	93.9		4.73
Kori-3	96.1		4.38
Kori-4	106.0		4.38
Wolsong-1	99.1		4.73
Wolsong-2	91.6		5.19
Wolsong-3	95.8		4.56
Wolsong-4	94.7		4.79
Yonggwang-1	92.9		4.49
Yonggwang-2	102.5		4.22
Yonggwang-3	92.1		4.90
Yonggwang-4	92.1		5.11
Yonggwang-5	103.3		4.39
Yonggwang-6	105.3		8.02
Ulchin-1	71.3		4.25
Ulchin-2	82.0		4.54
Ulchin-3	93.0		4.29
Ulchin-4	88.2		4.33

Total nuclear	92.7	KRW	4.58

     The average capacity factor of all of our nuclear units in aggregate has been maintained at 87.3% or more in each year since 1995.

     Between 1993 and 2002, extended fuel cycle operations were implemented for a total of 10 nuclear units. Under extended fuel cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between shutdowns for refueling and maintenance. The extended fuel cycle periods are generally regarded as 18 months or more. Average shutdown periods for routine fuel replacement and maintenance varied from 30 to 40 days.

     KHNP’s nuclear units experienced an average of 0.44 unplanned shutdowns per unit for the year ended December 31, 2002. In the ordinary course of operation, KHNP’s nuclear units routinely experienced damage and wear and tear and were repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operations in 1978.

     Nuclear power has a stable and low cost structure that forms the base load of Korea’s electricity supply. For the twelve months ended December 31, 2002, the fuel cost was KRW4.58 per kilowatt hour.

     Hydroelectric

     The table below sets forth as of and for the year ended December 31, 2002 certain information regarding each hydroelectric plant.

				Average Capacity Factor
				for the twelve months
				ended
Name and Number			Installed Capacity	December 31, 2002
of Plants	Classification	Year Built	(megawatts)	(percent)

Hwacheon(4)	Dam waterway	1944	108.00	19.3
Chuncheon(2)	Dam	1965	57.60	26.4
Euiam(2)	Dam	1967	45.00	35.0
Cheongpyung(3)	Dam	1943	79.60	33.9
Paldang(4)	Dam	1973	120.00	31.8
Seomjingang(3)	Basin deviation	1945	34.80	40.6
Boseonggang(2)	Basin deviation	1937	4.50	55.9
Kwoesan(2)	Dam	1957	2.60	39.1
Anheung(3)	Dam waterway	1978	0.45	41.8
Kangreung(2)	Basin deviation	1991	82.00	—

Total hydroelectric			534.55	25.2

     As of December 31, 2002, KHNP operated 27 hydroelectric power-producing units with a generating capacity of 534 megawatts. The Government-owned Korea Water Resources Development Corporation assumes full control of multi-purpose dams, while KHNP maintains the dams used for power generation. Existing hydroelectric power plants have exploited most of the water resources in the Republic available for commercially viable hydroelectric power generation. Consequently, KHNP expects that no new major hydroelectric power plants will be built in the foreseeable future. Due to its relatively high cost of generation, hydroelectric power generation is reserved for peak periods.

KOSEPCO

     At December 31, 2002, KOSEPCO had 10 thermal units, including 8 coal-fired units with aggregate installed capacity of 3,565 megawatts and 2 oil-fired units with aggregate installed capacity of 500 megawatts. KOSEPCO also had combined cycle and internal combustion units with aggregate installed capacity of 900 megawatts and pumped storage units with aggregate installed capacity of 600 megawatts. KOSEPCO had a total installed capacity of 5,565 megawatts.

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSEPCO owns based upon the net amount of electricity generated.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	11	3,240	83.5	KRW	15.51
Anthracite:
Youngdong #1, 2	25	325	56.3		53.26
Oil-fired:
Yeosoo 2 bal #1, 2	26	500	47.4		52.50

Total thermal	14	4,065	75.5		35.72

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor, and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSEPCO owns based upon the net amount of electricity generated.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Combined cycle and internal combustion:
Bundang GT #1, 2, 3, 4, 5, 6/ST #1, 2	8	900	43.5	KRW	68.85
Pumped storage(1):
Muju #1, 2	7	600	11.0	KRW	32.09

(1)	During periods of low energy usage, these pumped storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

KOMIPO

     At December 31, 2002, KOMIPO had 17 thermal units, including 8 coal-fired units with aggregate installed capacity of 3,400 megawatts, 3 oil-fired units with aggregate installed capacity of 160 megawatts and 6 LNG-fired units with aggregate installed capacity of 1,537.5 megawatts, constituting a total installed capacity of 5,097.5 megawatts for its thermal units. KOMIPO also had 21 combined cycle and internal combustion units with aggregate installed capacity of 1,895 megawatts.

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOMIPO owns based upon the net amount of electricity generated.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	12.4	3,000	91.4	KRW	14.28
Anthracite:
Seocheon #1, 2	19.5	400	65.5		51.20
Oil-fired:
Jeju #1, 2, 3	3.5	160	74.8		59.36
LNG-fired:
Seoul #4, 5	33.0	387.5	26.1		89.89
Incheon #1, 2, 3, 4	27.2	1,150	8.8		78.17

Total thermal	17.6	5,097.5	65.2		21.60

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOMIPO owns.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Combined cycle and internal combustion:
Boryeong Combined Cycle G/T #1, 2, 3, 4, 5, 6, 7, 8. S/T#1,2,3,4	3.6	1,800	22.2	KRW 57.88
Jeju Internal Combustion #1, 2, 3, 4, 5, 6, 7, 8	17.5	40	0.0	271.31
Jeju G/T #3	25.3	55	0.2	125.79

Total combined cycle and internal combustion	4.5	1,895	20.9	58.29

KOWEPO

     At December 31, 2002, KOWEPO had 11 thermal units, including 7 coal-fired units with aggregate installed capacity of 3,066 megawatts and 4 oil-fired units with aggregate installed capacity of 1,400 megawatts, constituting a total installed capacity of 4,466 megawatts for its thermal units. KOWEPO also had 21 combined cycle and internal combustion units with aggregate installed capacity of 2,280 megawatts and 2 pumped storage units with aggregate installed capacity of 600 megawatts.

     The table below sets forth as of and for the year ended December 31, 2002 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel costs of the thermal units KOWEPO owns based upon the net amount of electricity generated.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Bituminous:
Taean #1, 2, 3, 4, 5, 6	4.6	3,000	87.8	KRW	14.06
Anthracite:
Kunsan #1	34.2	66	63.3		61.69
Oil-fired:
Pyeongtaek #1, 2, 3, 4	21.1	1,400	49.6		54.48

Total thermal	10.2	4,466	74.9		23.31

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOWEPO owns based upon the net amount of electricity generated.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Combined cycle and internal combustion:
Pyeongtaek Combined Cycle	9.8	480	19.4	KRW 69.71
West Incheon Combined Cycle	10.5	1,800	47.7	55.98

Total combined cycle and internal combustion	10.4	2,280	41.8	57.32

Pumped storage:
Samryangjin #1	17.1	300	11.5	—
Samryangjin #2	17.0	300	11.5	—

Total pumped storage	17.1	600	11.5	—

KOSPO

     At December 31, 2002, KOSPO had 10 thermal units, including 6 coal-fired units with aggregate installed capacity of 3,000 megawatts and 4 oil-fired units with aggregate installed capacity of 420 megawatts, constituting a total installed capacity of 3,420 megawatts for its thermal units. KOSPO also had 19 combined cycle and internal combustion units with aggregate installed capacity of 1,945 megawatts and 2 pumped storage units with aggregate installed capacity of 400 megawatts.

     The table below sets forth as of and for the year ended December 31, 2002 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSPO owns based upon the net amount of electricity generated. Youngwol #1 and 2 and Pusan #3 and 4 were each closed on January 1, 2002.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)

Bituminous:
Hadong #1, 2, 3, 4, 5, 6	4.0	3,000	92.1	KRW	14.87
Oil-fired:
Youngnam#1, 2	31.2	400	36.3		51.50
South Jeju #1, 2	23.0	_20	34.1		79.10

Total thermal	7.3	3,420	85.2		16.78

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSPO owns based upon the net amount of electricity generated.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Combined cycle and internal combustion:
Shin Incheon Combined Cycle #3, 4	6.3	1,800	67.5	KRW 51.77
Hallim Combined Cycle	6.6	105	11.1	109.60
South Jeju Internal Combustion	11.8	40	77.2	53.19

Total combined cycle and internal combustion	6.4	1,945	64.7	52.35

Pumped storage:
Cheongpyeong	23.2	400	3.8	—

KEWESPO

     At December 31, 2002 KEWESPO had 14 thermal units, including 8 coal-fired units with aggregate installed capacity of 2,900 megawatts and 6 oil-fired units with aggregate installed capacity of 1,800 megawatts, constituting a total installed capacity of 4,700 megawatts for its thermal units. KEWESPO also had 17 combined cycle and internal combustion units with aggregate installed capacity of 2,100 megawatts and 2 pumping storage units with aggregate installed capacity of 700 megawatts.

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KEWESPO owns based upon the net amount of electricity generated.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Bituminous:
Dangjin #1, 2, 3, 4	2.6	2,000	89.3	KRW 13.82
Honam #1, 2	17.9	500	78.0	22.58
Anthracite:
Donghae #1, 2	3.8	400	68.8	42.40
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	26.7	1,800	46.9	49.39

Total thermal	15.3	4,700	70.1	26.00

     The table below sets forth as of and for the year ended December 31, 2002, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumping storage units KEWESPO owns.

	Weighted Average		Average Capacity	Average Fuel
	Age of Units	Installed Capacity	Factor	Cost per kwh

	(years)	(megawatts)	(percent)
Combined cycle and internal combustion
Ulsan Combined Cycle	6.2	1,200	17.9	KRW 57.94
Ilsan Combined Cycle	8.8	900	37.3	68.11

Total combined cycle and internal combustion	7.4	2,100	26.4	64.20

Pumped storage:
Sancheong #1, 2	1.2	700	12.5	31.00

     The high average age of the oil-fired thermal units owned by our generation subsidiaries is attributable to our historic reliance on oil-fired thermal units as our primary means of electricity generation. Since the mid-1970’s we have diversified our fuel sources and constructed fewer oil-fired thermal units than units of other types.

     We have in the past and our generation subsidiaries will continue to supplement our power generation capacity through remodeling or recommissioning our thermal units. In 1997, we recommissioned the Inchon #2 (currently Inchon #2 belongs to KOMIPO) unit with an installed capacity of 250 megawatts. The recommissioning included installation of anti-pollution devices, modification of control systems and overall rehabilitation and maintenance of existing equipment. Through 1998, 24 thermal units have been evaluated for life extension, and we recommissioned three other units, Yeosoo 1 bal #1 and #2 (currently Honam #1 and #2 and belong to KEWESPO) and Inchon #1 (currently Inchon #1 belongs to KOMIPO) by the end of 2000.

Purchased Power

     We purchased an aggregate of 13.7 billion kilowatt hours of electricity generated by independent power producers under existing power purchase agreements in 2002. We purchased the entire power output of a privately-owned combined cycle unit, a number of hydroelectric units owned by the Government-owned Korea Water Resources Corporation and certain other small hydroelectric units owned by private business, with an aggregate capacity of 4,026 megawatts. Other generating units, with an aggregate capacity of 2,958 megawatts as of December 31, 2002, generate electricity primarily for the purposes of the industrial owners of such units. Excess electricity generated by some of such units is sold to us.

     We also purchased electricity generated by our six generation subsidiaries through Korea Power Exchange since April 2, 2001. The power trading results for the year ended December 31, 2002 through Korea Power Exchange are as follows:

Power Trading Result

				KEPCO
				purchase
		Volume	Percentage of	(in billions of		Percentage	Unit Cost
	Items	(MWh)	Total	Won)		of Total	(Won/kwh)

Generation Companies	KHNP	115,847,070	41.1%	KRW	4,636	34.6%	KRW	0.02
	KOSEPCO	29,661,639	10.5		1,449	10.8		48.86
	KOMIPO	30,883,367	11.0		1,598	11.9		51.74
	KOWEPO	36,216,011	12.8		2,012	15.0		55.55
	KOSPO	35,292,562	12.5		1,786	13.3		50.60
	KEWESPO	32,891,043	11.7		1,844	13.8		56.07
	Others	1,081,200	0.4		67	0.5		61.57
Energy Sources	Nuclear	114,684,547	40.7%	KRW	4,573	34.1%	KRW	39.87
	Bituminous	108,486,675	38.5		4,616	34.5		42.55
	Domestic coal	6,093,294	2.2		299	2.2		49.14
	Oil	17,239,790	6.1		1,223	9.1		70.96
	LNG	1,707,986	0.6		186	1.4		108.77
	Combined cycle	29,774,382	10.6		2,209	16.5		74.19
	Hydro	1,770,477	0.6		97	0.7		54.57
	Pumped storage	2,068,318	0.7		187	1.4		90.39
	Others	47,423	0.0		2	0.0		46.51
Load	Base load	229,264,516	81.3%	KRW	9,488	70.8%	KRW	41.39
	Non-base load	52,608,376	18.7		3,904	29.2		74.20
	Total	281,872,892	100.0		13,392	100.0		47.51

Cost-Based Pool System

     We purchase electricity generated by our six generating subsidiaries and some of IPPs through the KPX, which was established in April 2001, under CBP. Under the current CBP, power plants are separated into two groups, one comprising base load plants (nuclear and coal energy sources) and the other comprising non-base load plants (oil, LNG and hydro energy sources). Along with other generation companies, KHNP submits details of its production costs, which are used to determine SMP, BLMP, Non-Base Load CP and Base Load CP, to KPX. Non-Base Load CP and Base Load CP representing fixed costs of non-base load units and base load units, respectively, are settled separately from the CBP. SMP and BLMP used to calculate prices are based on the highest variable costs among the plants in operation by merit order submitted to the power pool. For details of the pool system, see “— Restructuring of the Electricity Industry in Korea — Phase II”.

     In 2002, the average settlement price of BLMP was KRW18.47/kWh. For the same period, the average settlement price of SMP was KRW47.54/kWh.

     It is expected that this CBP will be replaced by a price-bidding pool system in the future. See “— Restructuring of the Electricity Industry in Korea”.

Transmission and Distribution

     We are currently the only company engaged in the transmission and distribution of electricity in the Republic. At December 31, 2002, we had in operation 574 substations with an installed transformer capacity of 160,838 megavolt-amperes.

     The transmission system at December 31, 2002, comprised approximately 27,937 circuit kilometers of lines of 66 kilovolts or more including High Voltage Direct Current (“HVDC”). Our distribution system includes 992,284 kilometers of total line length with an aggregate transformer capacity of 71,978 megavolt-amperes. We began laying underground distribution lines in 1973 to increase efficiency and reduce customer concerns regarding exposed cables and, at December 31, 2002, this process had been completed for 47.4% of the distribution lines in Seoul and 9.7% of the distribution lines in the Republic as a whole. We plan to continue laying such underground distribution lines.

     In recent years, we have invested heavily in our transmission and distribution systems to expand capacity and to increase efficiency. Current projects include increasing transmission capability for the existing transmission lines. By December 31, 2002, we upgraded the service voltage for households from 110 volts to 220 volts for 100% of the households in the Republic. Improvements in technology and facilities have also enabled us to increase holding rate frequency, a measure of the constancy of the frequency of electric charge delivered, from 81.9% in 1982 to 99.45% in 2002 and to reduce power outage per customer from 733 minutes in 1982 to 20.0 minutes in 2002. We achieved a transmission and distribution loss factor of 4.48% in 2002.

     In the coming years, substantial additions to our generating capacity will require us to make substantial expenditures to add to our transmission and distribution facilities. In addition, capital expenditures will be required to improve existing facilities, to strengthen our nationwide power grids and to increase the proportion of underground distribution lines.

     Some of the facilities we own and use in our distribution system employ rights of way and other concessions granted by authorities in the municipalities and at other local areas where the facilities are located. These concessions have generally been renewed at expiration.

Fuel

     Uranium accounted for 40.9% of our fuel requirements in 2001 and 40.8% in 2002. Coal accounted for 40.9% of our fuel requirements in 2001 and 41.0% in 2002. Oil (including diesel for internal combustion) accounted for 8.0% of our fuel requirements in 2001 and 6.1% in 2002. LNG accounted for 9.2% of our fuel requirements in 2001 and 11.1% in 2002. These fuel requirements are measured in each case by the amount of electricity generated and does not include electricity purchased from others. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers, and supplement such supplies with purchases of fuel materials on spot markets. Substantially all of the fuel materials we utilize other than anthracite coal are purchased directly or indirectly from sources outside Korea and are paid for with currencies other than Won.

     Fuel expenses constituted 30.7% of our operating expenses in the year 2002. The table below sets forth, for each type of generating unit our generation subsidiaries own, the average fuel cost per kilowatt hour of net electricity generated for the periods indicated. Since the separation of our generation subsidiaries in April 2001, the average fuel cost per kilowatt hour is different for each generation subsidiary. The table does not include fuel costs for units owned by others.

	1998		1999		2000		2001		2002

	(in Won/kwh)
Nuclear	KRW	3.73	KRW	3.50	KRW	4.35	KRW	4.73	KRW	4.58
Thermal Coal(1)		18.88		14.51		13.27		16.81		14.80
Oil(2)		38.59		35.21		52.57		54.03		51.80
LNG		70.55		61.35		87.05		94.37		84.00
Internal combustion		50.99		44.86		62.33		64.57		58.07

(1)	For bituminous coal
(2)	For BC oil

     The table below sets forth, for each type of unit we own, the total cost of fuel for net electricity generated for the periods indicated. The table does not include fuel costs for units owned by others.

	1998		1999		2000		2001		2002

	(in billions of Won)
Nuclear	KRW	318	KRW	343	KRW	451	KRW	508	KRW	514
Thermal Coal		1,496		1,296		1,476		2,005		1,904
Oil		364		381		936		1,066		804
LNG		96		78		134		81		144
Internal combustion		1,219		1,190		1,508		1,105		1,805

Total fuel expense	KRW	3,493	KRW	3,288	KRW	4,505	KRW	4,765	KRW	5,171

Nuclear

     All uranium ore concentrates, conversion and enrichment services are imported from sources outside Korea (including the United States, United Kingdom, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars.

     In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers, and supplement such supplies with purchases of fuels on spot markets.

     In 2002, KHNP purchased approximately 88%, or 2,474 tons, of its uranium concentrates requirement under long-term supply contracts with suppliers in Australia, Canada, France, Germany, the United Kingdom, South Africa, Kazakhstan and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base price and spot market price prevailing at the time of actual delivery. Also, KHNP purchased 12%, or 334 tons, of its uranium concentrates requirement through spot contracts mainly from Germany. Non-Korean suppliers provide the conversion and enrichment of uranium concentrates and Korean suppliers provide fabrication of fuel assemblies. Contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation with exceptions for certain fixed contract prices. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under long-term and medium-term contracts and, in part, through spot market purchases.

     The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including domestic and industrial consumption, agriculture and irrigation.

Coal

     At December 31, 2002, 29.7% of our total installed generating capacity (not including capacity of others) was represented by plants burning bituminous coal and 2.4% of such generating capacity was represented by plants burning anthracite coal. We expect all of the new coal-fired plants that we currently plan on building to be fired by bituminous coal.

     For the year ended December 31, 2002, our generation subsidiaries purchased 40.2 million tons of bituminous coal. Most of our bituminous coal requirements are imported from Australia, South Africa, Canada, China, Indonesia, Russia and the United States, with approximately 74% purchased under long-term contracts and 26% purchased on the spot market. Certain of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of the specific plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. The average cost of bituminous coal per ton purchased under such contracts was approximately KRW37,022 in 2002. We believe that our generation subsidiaries’ anticipated bituminous coal requirements through 2003 can be satisfied from supplies contemplated by existing contracts. We believe that our generation subsidiaries will augment their supplies for subsequent periods by making spot purchases.

     For the year ended December 31, 2002, our generation subsidiaries purchased 2.6 million tons of anthracite coal. Our generation subsidiaries purchase our anthracite coal requirements in Korea under long-term contracts with the Korea Coal Mines Cooperative and Korea Coal Corporation, which is wholly-owned by the Government. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was approximately KRW71,847 in 2002.

Oil

     Our generation subsidiaries purchased approximately 29.2 million barrels of fuel oil (including gasoline for internal combustion) in 2002. We acquired approximately 85% of this fuel oil through competitive open bidding among five Korean refiners for three-month terms of supply. We purchased the remainder through international open bidding (including local refineries and traders) for individual cargoes. Purchase prices are based on the spot market in Singapore. The average cost per barrel was approximately KRW34,298 in 2002.

LNG

     For the year ended December 31, 2002, we purchased approximately 4.7 million tons of LNG from Korea Gas Corporation (“KGC”), a Korean corporation of which we own 24.5%. We entered into a 20-year LNG supply contract (the “LNG Contract”) with KGC which is to expire in November 2006. Under the terms of the LNG Contract, our annual minimum purchase quantity is determined by our negotiations with KGC, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Our generation subsidiaries are under a “take-or-pay” obligation to KGC to the extent of our annual minimum purchase quantity. The annual purchase price for LNG is determined by our negotiation with KGC, subject to approval by the MOCIE. KGC imports LNG primarily from Indonesia and Malaysia and supplies LNG to us and other Korean gas companies. We believe quantities of LNG provided under such contract will be adequate for our generation subsidiaries’ needs for the next several years. The average cost per ton of LNG under such contract was approximately KRW371,112 in 2002.

Hydroelectric

     The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including domestic and industrial consumption, agriculture and irrigation. Pumping storage enabled us to increase available supplies of water for use during periods of peak demand.

Sales and Customers

     The rapid growth in Korea’s economy since the early 1960’s has resulted in substantial growth in the demand for electricity. While the world-wide economic recession of the early 1980’s slowed economic growth in Korea, in the latter half of the 1980’s, the Republic’s economy resumed its rapid growth, leading to substantial increases in demand for electricity. The slow economic growth in Korea in the early 1990’s resulted in a slight decline in the growth of demand for electricity. However, consumption levels, particularly during periods of peak demand, continue to press the limits of available supply. Total demand for electricity in 2000 increased by 11.8% as compared to 1999. The total demand for electricity in 2001 increased by 7.6% as compared to 2000, and the total demand in 2002 increased by 8.0% as compared to 2001. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product (“GDP”) and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	1998	1999	2000	2001	2002

Growth in GDP (at 1995 constant prices)	(6.7)%	10.9%	9.3%	3.1%	6.3	%(1)
Growth in electricity consumption	(3.6)%	10.7%	11.8%	7.6%	8.0%

(1)	Preliminary

     Electricity demand in the Republic varies within each year for a variety of reasons other than general growth in demand. Electricity demand tends to be higher during daylight hours due to commercial and industrial activity and electrical appliance use during such periods. Due to air conditioner use, electricity demand is higher during the summer than during any other season. Variations in weather conditions may also cause significant variations in electricity demand.

Demand by Class of Customer

     The table below sets forth the consumption of electric power by class of customer for the periods indicated.

						% of Total
	1998	1999	2000	2001	2002	2002

	(Gigawatt hours)					(percent)
Industrial	108,828	120,859	132,260	135,791	144,454	51.9
Commercial	51,730	58,775	70,173	82,729	91,719	32.9
Residential	32,913	34,581	37,102	39,211	42,278	15.2

Total	193,470	214,215	239,535	257,731	278,451	100.0

     Industry is the largest user of electricity in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in the Republic, it has gradually declined as a percentage of total demand from 58.0% of total demand in 1997 to 51.9% in 2002. Demand from the industrial sector (including the agricultural sector) increased by 6.4% to 144,454 million kilowatt hours in 2002 as compared to 2001. Demand from the industrial sector during the first three months of 2003 increased by 7.1% to 37,031 million kilowatt hours as compared to the corresponding period in 2002.

     Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The rapid expansion of the service sector of the Korean economy has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. The commercial sector has shown the highest rate of growth in demand since 1980. Demand from the commercial sector increased by 10.9% to 91,719 million kilowatt hours in 2002 as compared to 2001. Demand from the commercial sector during the first three months of 2003 increased by 11.6% to 27,283 million kilowatt hours as compared to the corresponding period in 2002.

     In 2002, we serviced about 12 million households, or almost all of the households in the Republic. Continuing increase in demand from the residential sector is due primarily to increases in population and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 7.8% to 42,278 million kilowatt hours in 2002 as compared to 2001. Demand from the residential sector during the first three months of 2003 increased by 9.1% to 11,631 million kilowatt hours as compared to the corresponding period in 2002.

Demand Management

     Our ability to provide an adequate supply of electricity is principally measured by the facility reserve ratio and the supply reserve ratio. The facility reserve ratio represents the difference between peak usage during a year and installed capacity as of the time of such peak usage expressed as a percentage of such peak usage. The supply reserve ratio represents the difference between peak usage in a year and average available capacity as of the time of such peak usage expressed as a percentage of such peak usage. The following table sets forth our facility reserve and supply reserve ratios for the periods indicated.

	1998	1999	2000	2001	2002

Facility reserve ratio	31.1%	19.1%	16.8%	15.1%	15.3%
Supply reserve ratio	14.9%	16.4%	12.4%	12.9%	13.9%

     While we provide for the growing demand for electricity in Korea primarily through the continued expansion of our generating capacity through the addition of new generating facilities, we have also implemented several programs designed to control electricity demand, especially during peak periods. The principal measure implemented to date is a progressive rate structure applicable to the use of electricity by certain categories of customers above certain levels and during certain periods of peak demand. Other measures include incentives from a public benefit fund for peak load reduction by adjusting vacation or repair schedules and for average load reduction during summer peak hours as well as Government encouragement of measures in building construction (such as use of ice-storage air conditioners) to reduce electricity use and the provision of loans on favorable terms by Government-controlled financial institutions for energy conservation projects.

Rates

     The Electricity Business Law and the Price Stabilization Act of 1975, as amended (together, the “Rate Laws”), prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our recommendations for revisions of rates or changes in the rate structure to the MOCIE. The recommendations are reviewed and, upon consultation with the Electricity Rates Expert Committee of the MOCIE and the MOFE, a final determination is made by the MOCIE. Under the recently amended Electricity Business Law, the recommendations shall be reviewed by the Korean Electricity Commission, which was established as a regulatory agency pursuant to such amended law, prior to determination by the MOCIE. On June 20, 2001, the MOCIE announced the new standards for computing electricity rates, which became effective from that date.

     As contemplated by the Rate Laws, electricity rates are established at levels intended to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations and to provide a fair investment return on capital employed in those operations. For the purposes of rate approval, operating costs are the sum of:

•	operating expenses plus

•	adjusted income taxes.

     Fair investment return is equal to the rate base times a fair rate of return. The rate base is equal to the sum of:

•	net utility plant in service (equal to utility plant minus accumulated depreciation minus revaluation reserve) plus

•	working capital for two months (equal to 2/12 of operating expenses other than depreciation expenses and any other non-cash expenses) plus

•	construction in progress using equity fund.

     The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval. There is no provision for prior period adjustments to compensate us.

     For the purpose of determining fair investment return, the rate base is divided into two components proportionate to our total stockholders’ equity and our total debt. The fair rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate our anticipated interest cost on long-term debt for the periods covered by the rate approval. The approved fair rate of return on the debt component of the rate base is 5.8%. The fair rate of return permitted in relation to the equity component of the rate base is set at a level equal to the expected rate of return on investment calculated using a formula provided in the new standards. The approved fair rate of return on the equity component of the rate is 9.15%.

     The Rate Laws do not contemplate any determination of the reasonableness of operating expenses or any other items (other than the level of fair investment return) for the purposes of the rate calculation. However, the Government exercises substantial control over our budgeting and other financial and operating decisions.

     In addition to the calculations described above, a variety of other factors are considered in setting overall rate levels. These other factors include consumer welfare, our projected capital requirements, the effect of electricity rates on inflation in the Republic and the effect of rates on demand for electricity.

     In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of rate approvals principally as a result of declining fuel costs and higher than anticipated growth in demand. As a consequence, we implemented rate reductions averaging 7.6% in 1987, 7.6% in 1988, 7.0% in 1989 and 3.7% in 1990. However, primarily because of changes in fuel prices and growth in capital investment, and in order to encourage conservation of electricity and to secure internal cash for capital expenditures, rates were increased by an average of 4.9% in June 1991, 6.0% in February 1992, 4.2% in May 1995. More recently, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, rates were increased by 5.9% in July 1997, 6.1% in January 1998, 5.3% in November 5, 1999 and 4.0% in November 2000 across the board. From 1997 through 2000, our actual rate of return on invested capital generally was below the rate of return assumed for the purpose of rate approvals.

     Our rate schedule is organized by types of use: principally industrial, commercial, residential, educational and agricultural. The rates charged for electricity vary among the different classes of consumer.

     Rates also vary depending upon the voltage used, the season, the time of day, the option of rate selected by the user and, in the residential sector, the amount of electricity used per household, as well as other factors. Beginning with the first six months of 1995, we adjusted seasonal rate variations by removing the month of June from the summer period when peak rates are in effect and increasing the rates for the months of October, November, December, January, February and March to correspond more closely to peak demand variations.

     Our current rate schedule, which was last revised as of January 1, 2003 is summarized below by type of consumer:

     Industrial. The basic charge varies from KRW4,060 per kilowatt to KRW5,070 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from KRW28.40 per kilowatt hour to KRW118.60 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the option of rate.

     Commercial. The basic charge varies from KRW5,360 per kilowatt to KRW6,350 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from KRW37.30 per kilowatt hour to KRW153.50 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the option of rate.

     Residential. Residential rates include a basic charge ranging from KRW370 for electricity usage of less than 100 kilowatt hours to KRW11,440 for electricity usage in excess of 500 kilowatt hours. Residential rates also include an energy usage charge ranging from KRW33.00 per kilowatt hour for electricity usage of up to 50 kilowatt hours to KRW611.40 per kilowatt hour for electricity usage in excess of 500 kilowatt hours.

     Educational. The basic charge varies from KRW4,980 per kilowatt to KRW6,050 per kilowatt depending on the voltage used and the option of rate. Energy usage charge varies from KRW52.50 per kilowatt hour to KRW88.90 per kilowatt hour depending on the voltage used, the season and the option of rate.

     Agricultural. The basic charge varies from KRW340 per kilowatt to KRW1,060 per kilowatt depending on the type of usage. The energy usage charge varies from KRW20.40 per kilowatt-hour to KRW36.10 per kilowatt hour depending on the type of usage.

     Effective June 1, 2002, the MOCIE adjusted the progressive rates for residential electricity usage. Such progressive rates for residential electricity usage originally started in 1974 following the oil crisis of 1973 as a way of inducing reasonable and economical usage of electricity and energy. Seven different rates are progressively imposed according to the average amount of electricity used. When average residential electricity rates increased 3.3% in November 2000, rates for electricity usage below 300 kilowatt hours did not increase, but the progressive rates were further strengthened by a 20% increase for electricity usage between 301 kilowatt hours and 400 kilowatt hours and by a 40% increase for electricity usage over 400 kilowatt hours. As a result of ever increasing electricity usage of the average household, however, the previous base amount for the application of progressive rates, 300 kilowatt hours, has been raised to 400 kilowatt hours. In addition, residential high-voltage rates have also been established, taking into account the gap between the costs of high-voltage and low-voltage electricity. Finally, the MOCIE established the Electric Power Industry Basis Fund to enable the Government to take over public service aspects of our business as part of the implementation of the Restructuring Plan. Electricity charge and charge for the Electric Power Industry Basis Fund are separately billed.

     In January 1, 2003, as part of a plan to improve the tariff structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5%. On the other hand, residential and commercial rates decreased by 2.2% and 2.0%, respectively. We expect that further changes may be made to the tariff system during the course of implementing the Restructuring Plan. See “— Restructuring of the Electricity Industry in Korea”.

Power Development Strategy

     After the amendment of the Electricity Business Law on December 13, 2000 and the separation of our generation subsidiaries, the Government released the final Basic Plan for Power Development Plan (“The Basic Plan”) on August 17, 2002. The Basic Plan will serve as a guideline for a stable medium and long term supply of electric power. The Basic Plan will not be spearheaded by the Government but will instead be led by our generation subsidiaries.

     The Basic Plan aims to ensure a stable, cost-effective and environmentally clean source of electric power through 2015. Among its main objectives are (1) to reduce peak demand by active implementation of a demand side management program, (2) to maintain an optimum level of installed capacity with proper supply system reliability, (3) to maintain an optimum capacity mix considering site, environmental impact and cost, (4) to reduce the total anticipated electricity generation cost by developing alternate sources of power and extending the useful life of existing plants and (5) to continue to produce electricity in an environmentally clean manner. The Basic Plan is based upon, among other factors, the anticipated growth in Korea’s economy and unpredictability of various factors affecting the electricity demand. Our capital investment program described under “— Capital Investment Program” reflects these objectives and is generally intended to implement the Basic Plan.

     The Basic Plan contemplates that independent power producers will build a total of 4 power generation units with a combined installed capacity of 1,920 megawatts by 2006. Such plants will consist four units of LNG-fired combined cycle. In the initial phase of the Basic Plan, the Government selected proposals from LG Energy and Hyundai Energy for the development of a 500.7 megawatt LNG-fired plant and a 471.9 megawatt LNG-fired plant. The development of a 500.7 megawatt LNG-fired plant was completed in March 2001 and commenced commercial operating in April 1, 2001, and the development of a 471.9 megawatt LNG-fired plant will be completed in 2005. In Phase II, Daegu Electric Company was selected as the independent power producer to develop two 473.5 megawatt-producing LNG-fired plants to be completed by 2005 and 2006. The construction schedule of power plants to be developed by independent power producers may be delayed. However, we believe any such delay will not have a materially negative impact on our securing a stable supply of electricity.

     The Basic Plan is subject to change depending upon a variety of factors, including the implementation of the Restructuring Plan, demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors.

Capital Investment Program

     We expect that our capital investment program as described below may change in the course of implementing the Restructuring Plan. See “— Restructuring of the Electricity Industry in Korea”.

     In accordance with the objectives of the Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 32,640 megawatts during the period from 2002 to 2015 by constructing or expanding the capacity of 12 nuclear units, 20 LNG-fired combined cycle internal combustion units, 16 coal-fired units, 2 oil-fired units and 20 hydroelectric units and others. According to the Plan, the total capacity of all generating facilities in 2015 will be 76,925 megawatts, of which nuclear power plants will contribute 34.6%, coal-fired plants 28.9%, LNG combined plants 25.4%, oil-fired plants 2.9% and hydroelectric and other plants 8.2%.

     The table below sets forth information as to the currently estimated date of completion and installed capacity of new or expanded generating units to be completed by our generation subsidiaries according to the Basic Plan in each year through the year 2007.

Year	Number of Units	Type of Units	Total Installed Capacity

			(megawatts)
2003	2	LNG-fired combined cycle	900.0
	1	Oil-fired	5.0
2004	2	Coal-fired	1,600.0
	2	LNG-fired combined cycle	900.0
	1	Nuclear	1,000.0
	1	Alternative energy	6.0
	1	Oil-fired	1.4
2005	3	LNG-fired combined cycle	1,395.4
	1	Nuclear	1,000.0
	2	Pump storage hydroelectric	500.0
	2	Coal-fired	700.0
2006	1	LNG-fired combined cycle	450.0
	1	Coal-fired	500.0
	4	Pumped storage hydroelectric	1,100.0
2007	3	Coal-fired	1,500.0
	2	Oil-fired	150.0

     In the years between 2008 and 2015, our generation subsidiaries plan to complete 8 nuclear units with an aggregate installed capacity of 9,600 megawatts, 7 coal-fired units with an aggregate installed capacity of 3,600 megawatts and 2 pumped storage hydroelectric units with an aggregate installed capacity of 800 megawatts.

     As part of our capital investment program, we also intend to add additional cable transmission lines and to continue to replace above-ground lines with underground cables in densely populated areas. In addition, we plan to improve the existing transmission and distribution systems.

     The actual number and capacity of generation units and transmission and distribution facilities we and our generation subsidiaries construct and the timing of such construction will depend upon a variety of factors, including demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors.

     The table below sets forth for the years from 2003 to 2007, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation and transmission and distribution facilities pursuant to our generation subsidiaries’ and KEPCO’s capital investment program. The budgeted amounts may vary from the actual amounts of our generation subsidiaries’ capital expenditures for a variety of reasons, including the implementation of the Restructuring Plan, changes in the number of units to be constructed and the timing of such construction, changes in rates of exchange between the Won and foreign currencies, changes in interest rates and other factors.

	2003		2004		2005		2006		2007		Total

	(In billions of Won)
Generation
Nuclear	KRW	1,381	KRW	1,121	KRW	707	KRW	753	KRW	1,657	KRW	5,619
Thermal		2,666		3,839		4,187		4,956		6,427		22,075

Sub-Total		4,047		4,960		4,894		5,709		8,084		27,694

Transmission and Distribution
Transmission		1,767		1,854		1,922		1,675		1,719		8,937
Distribution		1,796		1,948		2,098		2,253		2,411		10,506
Others		349		426		430		409		417		2,031

Sub-Total		3,912		4,228		4,450		4,337		4,547		21,474

Total	KRW	7,959	KRW	9,188	KRW	9,344	KRW	10,046	KRW	12,631	KRW	49,168

Environment and Community Programs

     The Environment Policy Basic Act of 1990 (as amended) and other related legislation and regulations (the “Environment Acts”), which are principally administered by the Ministry of Environment, regulate atmospheric emissions, wastewater, noise and other emissions from our thermal, hydro and internal combustion power units. KHNP believes that its existing units are currently in substantial compliance with the requirements of the Environment Acts.

     Atmospheric emissions from generating plants burning fossil fuels include, among other things, sulphur dioxide, nitrogen oxide and particulates. The Environment Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions. As of December 2002, 31 units of Flue Gas Desulphurization (“FGD”) systems, in the amount of 12,825 megawatts, were constructed at thermal power plants. In order to comply with the new standards, we intend to continue to install additional emissions control equipment as a part of a ten-year program ending in 2010. We have recently installed DeNOx systems such as Selective Non-Catalytic Reduction system and Selective Catalytic Reduction system for seven power plants. The installation of such emissions control equipment may also result in increased operating costs. The actual costs of installation and operation of such equipment will depend upon a variety of factors, including, among other things, modifications to emissions limits and the amount of power such equipment will consume.

     There has been opposition in the Republic to the construction and operation of nuclear generating units. The Act for Supporting the Communities Surrounding Power Plants addresses neighboring community concerns about generating units. Pursuant to this Act, KHNP undertook various activities to address concerns of residents of areas near nuclear units. KHNP has also dedicated a portion of total revenues from electricity sales to community development programs, including educational, income-assistance and other programs. As a result of the amendment of the Act for Supporting the Communities Surrounding Power Plants in December 2000, however, the Government took over such public service aspects of its business. Despite these activities, however, community opposition to the construction and operation of nuclear units could result in a change in construction plans for nuclear units.

     Prior to the construction of a generating unit, KHNP performs an environmental impact assessment which is designed to evaluate public hazards, damage to the environment and concerns of local residents. A report reflecting this evaluation and proposed measures to address the problems identified must be submitted to and approved by the Ministry of Environment prior to construction of the unit. KHNP is then required to implement the measures reflected in the approved report.

Nuclear Safety

     KHNP considers safety as its top priority and focus on establishing a safety-centered strategy and an integrated safety evaluation system, continued development of nuclear safety technology, radiation safety management and other safety measures in order to maintain highest practicable levels of operational safety.

     KHNP implements safety measures and controls in the design, fabrication, construction, operation and maintenance of its nuclear generating units to reduce the risk of possible release of radioactive materials. International nuclear plant safety standards are set by the International Atomic Energy Agency. Compliance with International Atomic Energy Agency standards is generally monitored by the Ministry of Science and Technology. KHNP submits a safety assessment report once every quarter to the Ministry of Science and Technology and the Korea Institute of Nuclear Safety, which is a technical expert organization that performs regulatory functions such as safety reviews, inspections, and development of regulatory technical standards for the regulation of nuclear power plants and radiation facilities, entrusted by the Ministry of Science and Technology. In addition, three of the Ministry of Science and Technology personnel and two of the Korea Institute of Nuclear Safety personnel are employed at KHNP’s operation sites full-time, enabling continuous reporting to the regulatory bodies. In addition, the Atomic Energy Act and regulations promulgated thereunder (“Atomic Energy Acts”) specify safety standards for nuclear generating units in the Republic. KHNP’s nuclear units are in compliance in all material respects with the standards of the International Atomic Energy Agency and with requirements under Korean law. In addition, KHNP has exchanged nuclear plant operating experiences, technology and conducted safety peer review with international nuclear entities such as the U.S. Institute of Nuclear Power Operations and World Association of Nuclear Operators on 15 different occasions since 1983. If KHNP or the Ministry of Science and Technology determine safety conditions and measures are inadequate, operation of one or more nuclear units might be suspended temporarily or indefinitely. No material suspension of operation for safety reasons has occurred at any of KHNP’s nuclear units at any time.

     KHNP currently stores nuclear waste from its nuclear power generating units in interim storage facilities located at the site of each of its nuclear generating units. KHNP believes that such storage facilities and additional facilities under construction will be adequate for nuclear waste produced by all of its nuclear generating units until the 2010s. Prior to an amendment to the Atomic Energy Acts, the Government was responsible for locating sites and constructing repository (permanent disposal facilities) for nuclear waste and the Government sought to construct permanent disposal facilities for such waste through the Korea Atomic Energy Research Institute (“KAERI”). We were required to contribute funds toward the cost of such construction based on the amount of electricity generated by its nuclear power generating units. Under an amendment to the Atomic Energy Acts and the Electricity Enterprise Act, effective January 1, 1997, KHNP assumed KAERI’s nuclear waste disposal administration, including responsibility for disposal facility construction. Since April 2, 2001, KHNP is responsible for the costs of, and assumed liability for, these activities related to nuclear waste storage. See “— Decommissioning” below. KHNP’s experience in nuclear power management has made it possible for KHNP to formulate and submit a new radioactive waste management plan to the Government calling for the construction of an integrated radioactive waste management facility. According to the plan, construction of the waste disposal repository for low and intermediate level radioactive waste is expected to be completed by 2008 and construction of the centralized interim storage facility for spent fuel is expected to be completed by 2016. KHNP believes that its existing storage facilities will suffice until such times.

     Since the operational reform and upgrades in nuclear facilities since 1992, the average level of radiation per unit has continuously decreased to reach 0.55 man-Sv in 2002 which was lower than the global average of 1.38 man-Sv/year accourding to World Association of Nuclear Operations Performance Indicator 2001 Report. In addition, KHNP has in place a Radiation Emergency Plan in preparation for nuclear accidents and conducts regular preventive exercises and drills.

Decommissioning

     Decommissioning of a nuclear power unit is the process whereby it is shut down at the end of its economic life, the fuel is removed and it is eventually dismantled. KHNP has adopted a decommissioning strategy under which the last stage of decommissioning would commence up to 5 to 10 years after unit closure. The decommissioning of the first nuclear unit is not expected to commence before 2013. KHNP retains full financial and operational responsibility for decommissioning its units.

     Historically, KHNP has recorded expenses for estimated decommissioning costs of nuclear facilities based primarily on a 1992 engineering study supplemented by management analysis and the expected decommissioning dates of its nuclear power plants. During 2002, KHNP obtained a second engineering study and updated its estimate of the expected decommissioning dates for its nuclear power plant. The results of these updated analyses were consistent with the historical amounts recorded by management to record decommissioning costs. As of December 31, 2002, KHNP has accrued KRW4,418 billion (US$3,724 million) for the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of KRW1,552 billion (US$1,308 million) and disposal costs of spent fuel and radioactive waste of KRW2,866 billion (US$2,416 million). For the accounting treatment of decommissioning costs, see Item 5 “Operating and Financial Review and Prospects — Critical Accounting Policies — Decommissioning Costs”.

Research and Development

     We maintain an R&D program concentrated on developing self-reliant of core technology and leading national technology advancement in the electric power business.

     In order to achieve the goal of bringing our electric technologies up to international standards by the first half of the 21st century, we have adopted the “Electric Technology Development Plan toward 2010”. This strategic plan is being implemented across all areas of our in-house R&D program.

     The basic goal of our R&D program for the year 2002 was obtaining the highest electric power technology that will enable us to become a global electric power leader. To promote R&D for enhancing economical efficiency and to provide a reliable supply of electric power, we invested, as of December 31, 2002, KRW104 billion in R&D, KRW3 billion in technological development and KRW48 billion in building up infrastructure for the education of human resources and the development of computer equipments.

     In the field of hydroelectric and thermal power, our R&D efforts are primarily focused on developing the power technologies required for the efficient and stable operation of hydro and thermal power plants such as our “Development of Turbine Digital Control System for Thermal Power Plant” project. We also put much emphasis on enhancing plant maintenance, which has proven to be of great importance in maintaining a competitive edge in this field, through accurate damage analysis, environment-friendly inspections and various other protective and optimization measures.

     In the field of nuclear power, our R&D efforts are primarily focused on developing technology for enhancing the safety and economy of nuclear plants, such as our “Life Time Management for Nuclear Power Plant” project. Our R&D objective for this field is to obtain the technologies necessary to perform reactor/plant safety analysis, radiation control and radioactive waste reduction and seismic monitoring and anaysis.

     KHNP (Korea Hydro and Nuclear Power Company), a subsidiary company of KEPCO, is also performing R&D efforts in the field of nuclear power. KHNP has centered on safety-related R&D for nuclear power. In particular, KHNP is currently operating R&D programs to minimize radiation using various methods and to maximize safety related to management of radioactive waste and reduction of such waste materials by developing disposal repository for low and intermediate level radioactive waste.

     In 2001, KHNP invested KRW26 billion in R&D, KRW99 billion in technological development and KRW9 billion in building up infrastructure for the education of human resources and the development of computer equipments. In 2002, KHNP invested KRW30 billion in R&D, KRW136 billion in technological development and KRW36 billion in building up infrastructure for the education of human resources and the development of computer equipments.

     In the field of electric power systems, our R&D efforts have been focused on developing the required technologies and providing the technical suport for the stable and reliable operation of power systems, such as “Development of a Flexible Alternating Current Transmission System Operation Technology” project. We have developed technologies for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and demand side management (DSM).

     Concurrently with carrying on the electric power business, we are committed to developing environment-friendly technologies and are focused on developing technologies for environmental protection and new sources of energy.

     We invested approximately KRW344 billion in 1997, KRW378 billion in 1998, KRW351 billion in 1999, KRW313 billion in 2000, KRW196 billion in 2001 and KRW155 billion in 2002 on R&D. We had approximately 522 employees engaged in R&D activities as of December 31, 2002.

     In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

     The Government has launched several large long-term R&D projects to achieve a self-reliant capability in the field of power generation. We are taking a leading role in this national R&D program which includes the “Korean Next Generation Nuclear Power Plant”, “Flue Gas Desulfurization and Denitrification”, “Integrated Gasification Combined Cycle Technologies” and “Molten Carbonate Fuel Cell” development projects.

     As a result of our research over the past three years, the number of applications we have filed for intellectual property rights and grants has increased in quantity and quality. More than 700 applications were presented at home and abroad in each year from 2000 through 2002.

     We also try to market overseas the technologies we have developed. In 1998 we selected 14 items that had market potential in light of intellectual property, overseas market condition and cost-efficiency issues. We are continuously marketing some intellectual properties and technical works developed by our personnel as part of our effort to increase profits by utilizing the information and technologies acquired through our R&D programs.

     We are continuously reforming our R&D programs to emphasize low-cost, high-efficiency research by restructuring our R&D organization and reallocating and reassigning research personnel.

     In the past, we have also cooperated with small and medium firms in technical support programs to increase mutual profits. These programs reduce the risk of independent development and, at the same time, allow such firms to develop their electric power equipment. As a result of the amendment of the Electricity Business Act in December 2000, however, the Government took over such technical support programs from April 2001.

Other Activities

     While our electricity generation, transmission and distribution activities described above were and will continue to be our core activities, we in the past sought to diversify selectively into other areas where we could utilize our existing infrastructure. Business on which we focused our diversification efforts included telecommunications and international power-related projects. However, we sold all our stakes in several Korean telecommunications companies in 1999 to concentrate on our core business. We sold our investments in Hanaro Telecom Corp. and Onse Telecom Inc. in 1999, and Shinsegi Telecom Inc. and Thrunet Co., Ltd. in 2000. Resulting gains amounting to KRW167,912 million and KRW280,540 million were recognized as other income for the years ended December 31, 1999 and 2000, respectively. In January 2000, we established a telecommunication company, Powercomm Co., Ltd. for purposes of (i) disposing our non-core business and (ii) ensuring fair usage and competition through the efficient use of our telecommunication network. We have transferred approximately KRW713 billion of our fiberoptic network assets as well as approximately KRW36 billion of cash to Powercomm. As Powercomm has obtained a telecommunications license from the Government, it is capable of pursuing telecommunication business independently. In July 2000 we sold 10.5% of our equity interest in Powercomm and in December 2002 we further sold approximately 45.5% of our equity interest, including the management right of, in Powercomm. Depending on market conditions, we expect to sell the remaining 44% equity interest we have in Powercomm in domestic and foreign markets.

     In addition, we sold our investments in HANJUNG (18,029,686 shares at KRW8,150 per share) for KRW147 billion as of December 19, 2000. Gains on the disposal of these investments are reflected in the 2001 financial statements since the share certificates of the investments were delivered on March 19, 2001 and the sales proceeds were received by us on the same date as per the terms of the respective sales agreements. HANJUNG’s trade name was changed to Doosan Heavy Industries & Construction Co., Ltd. in March 2001. Application of the equity method to our investment in Doosan ceased in 2001 as our ownership declined to approximately 11.7% after this sale. We sold our remaining equity interests in Doosan at the end of 2001. Further, in March 2003, as part of our privatization plan, we sold 51% of our total equity interest in, which represented in effect control of, Korea Electric Power Industrial Development Co., Ltd. for KRW64.7 billion. It is our plan to sell the remaining 49% at an appropriate time in the future when market conditions are favorable.

     In order to maximize our operational experience and the full range of services we can offer through our subsidiaries which provide power plant construction and specialized engineering and maintenance services, we have been pursuing international power-related projects. Currently, we are executing two major power projects. We have been running a 650 megawatt oil-fired power plant in Malaya, the Philippines, after 3 years of rehabilitation since June 1998. We were awarded a 1,200 megawatt Ilijan Combined-Cycle Power Plant, a “Build, Operate and Transfer” project, by National Power Corporation in the Philippines through an international bid in November 1997. This project cost is $710 million, for which project financing on a limited recourse basis has been provided. The Ilijan Power Plant was commissioned on June 5, 2002. We intend to develop further overseas projects.

     The Korean Peninsula Energy Development Organization (“KEDO”) selected us as their prime contractor in March 1996 to build two units of pressurized light-water nuclear reactors with total capacity of 2,000 megawatts in North Korea. Preliminary work for the project, which commenced in August 1997, was completed on February 2, 2000. We entered into a turnkey contract with KEDO on December 15, 1999. Pursuant to such turnkey contract which became effective as of February 3, 2000, we have commenced full-scale construction of the two pressurized light-water nuclear reactors which is scheduled to be completed within 116 months of commencement. KEDO, members of which include Korea, the United States, European Union and Japan, is responsible for financing of the approximately $4.6 billion project.

     None of the foregoing activities will require material capital investments by us in the foreseeable future. Currently, the business and revenues of these activities are not in the aggregate material to us.

Insurance

     KHNP maintains casualty and liability insurance against risks of its business to the extent KHNP considers appropriate and otherwise self-insure against such risks. Risks of substantial liability arise from the operation of nuclear-fueled generating units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. While KHNP carries insurance and is the beneficiary of a Government indemnity with respect to such risks, the amounts and coverage thereof are limited. The insurance and indemnity do not cover all types or amounts of loss which could arise in connection with the ownership and operation of KHNP's nuclear plants, and material financial consequences could result from a significant accident.

     KHNP maintains casualty and fire insurance for its facilities and loss insurance for our raw materials and supplies. KHNP maintains medical and accident insurance for its employees to the extent KHNP considers appropriate.

Affiliated Companies

     We have four principal affiliates (companies in which we hold at least 20% and not more than 50% of the share capital) whose accounts are not required to be included in our consolidated financial statements. See Consolidated Financial Statements. The table below sets forth for each principal affiliate the name and year of incorporation, our percentage holding and principal activities as of December 31, 2002.

	Year of	Ownership
	Incorporation	(percent) (1)	Principal Activities

KGC	1983	24.5	Sales of liquefied natural gas
Korea District Heating Co. Ltd	1985	26.1	Providing of heat
YTN (2)	1993	21.4	Broadcasting
Powercomm Corporation	2000	44.0	Communication line leasing

(1)	Percentages are based on issued shares of common stock (including treasury stock). Excluding treasury stock, ownership of KGC is 27.2%.

(2)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.

     The remaining capital of the above entities is owned by the Government or Government-related entities.

     While we had no accounts payable to KGC as of December 31, 2002 for LNG purchased, our generation subsidiaries had KRW174 billion of such accounts payable outstanding as of the same date. Expenses incurred for LNG purchased by our generation subsidiaries in connection with operations was KRW1,763 billion in 2002.

     The Government announced a plan to privatize Government-invested companies to increase their efficiency and to induce foreign investment in Korea. Pursuant to such plan, we plan to sell all or part of our equity interest in Korea District Heating Co., Ltd. and we intend to sell all or a part of our equity interest in KGC in the future. We sold all of our equity interests in telecommunications companies and Doosan Heavy Industries & Construction Co., Ltd. in 1999 and 2001, respectively.

     The completion of our plans, however, is subject to, among other considerations, Government policies relating to us as well as market conditions. We do not believe that such sales will have a material adverse effect on our results of operations.

Competition

     Pending implementation of the Government’s Restructuring Plan, we are currently the only holder of the required license for transmission and distribution of electricity in the Republic and have no competitors in these areas. Therefore, our principal competition is currently from alternative power and heating sources. Our competitive position in the distribution area may change as a result of the implementation of the Restructuring Plan. See “— Restructuring of the Electricity Industry in Korea”. The power generation industry is in the process of liberalization, beginning with the establishment of our power generation subsidiaries in April 2001, in accordance with the Restructuring Plan.

     In the residential market, consumers may use natural gas, oil and coal for space and water heating and cooking. However, currently there is no practical substitute for electricity for lighting and for many household appliances.

     In the commercial market, electricity is the dominant energy source for lighting, office equipment and air conditioning. In other uses such as space and water heating, natural gas and, to a lesser extent, oil provide competitive alternatives to electricity.

     In the industrial market, currently there is no practical substitute for electricity in a number of applications including lighting and power for many types of industrial machinery and processes. For other uses, such as space and water heating, electricity competes with oil and natural gas and potentially with gas-fired combined heating and power plants.

Regulation

     We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business”. The KEPCO Act contemplates that we will engage in the following activities:

•	development of electric power resources;

•	the generation, transmission, transformation, distribution of electricity and other related business;

•	related investment, research and technology development;

•	business incidental to the foregoing; and

•	any other business activities entrusted to us by the Government.

     The KEPCO Act currently requires that our profits be applied in the following order of priority:

•	first, to make up any accumulated deficit;

•	second, to set aside as a legal reserve 20% or more of profits until the accumulated reserve reaches one-half of our capital;

•	third, to pay dividends to stockholders;

•	fourth, to set aside a reserve for expansion of our business;

•	fifth, to set aside a voluntary reserve for the equalization of dividends; and

•	sixth, to carry forward surplus profit.

     According to our consolidated financial results as of December 31, 2002, the legal reserve was 1,600 billion, the reserve for business expansion was 10,925 billion and the reserve for investment of social overhead capital was 5,012 billion.

     We are under the supervision of the MOCIE, which has principal responsibility with respect to director and management appointments and rate approval. See Item 4 “Information on the Company # History and Development”.

     Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

     The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We possess a license authorizing us to transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See “— Power Generation — Purchased Power”. Each of our six generation subsidiaries possesses an electricity generation license. No entity other than us has a license for the transmission or distribution of electricity. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “— Rates”.

     Our operations are subject to a number of laws and regulations relating to environmental protection and safety. See “— Environment and Community Programs”.

Proposed Sale by Us of Certain Power Plants and Equity Interests

     The Government has announced a plan to privatize Government-invested companies to increase their efficiency and to induce foreign investment in Korea. Pursuant to such plan, we sold 28.8% of the total outstanding common stock of Doosan Heavy Industries & Construction Co., Ltd., formerly HANJUNG, in 2000 and the remaining equity interest in 2001. We intend to sell all or part of our 26.1% equity interest in Korea District Heating Co., Ltd. and our 24.5% equity interest in KGC at an appropriate time in the future. See “— Affiliated Companies”. In August 2000, we completed the sale of two LNG cogeneration power plants at Anyang and Puchon, Korea, each with an installed capacity of 450 megawatts, to LG Power Company Limited, which was established by a consortium of companies, including the LG-Caltex Oil Corporation, LG-Caltex Gas Corporation, Ltd., Kukdong City Gas Co., Ltd. and Texaco Power and Gasification Global Inc. See “— Power Generation”. The sale of these two power plants was pursued independently of the Government’s restructuring plan as described below but is paving the way for the privatization of the district heating industry in Korea. We also sold all our equity interests in several Korean telecommunications companies in 1999. In March 2003, as part of our privatization plan we sold 51% of our total equity interest in, which represented in effect control of, Korea Electric Power Industrial Development Co., Ltd. for KRW64.7 billion. It is our plan to sell the remaining 49% at an appropriate time in the future when market conditions are favorable. In July 2000, we sold 15,757,000 shares of Powercomm Corporation, our wholly-owned telecommunications subsidiary, representing approximately 10.5% of Powercomm’s total issued and outstanding shares of common stock. In December 2002 we sold 68,250,000 shares of Powercomm, representing approximately 45.5% of Powercomm’s total issued and outstanding shares of common stock and in April 2003 we sold 1,299,000 shares of Powercomm, representing 0.87% of Powercomm’s total issued and outstanding sharres of common stock to Powercomm’s employee stock ownership association. Following such sales, our current ownership interest in Powercomm is 44%. In addition, we plan to sell our equity interests in certain of our other subsidiaries in 2003. See “— Other Activities”.

     The completion of our plans, however, is subject to, among other considerations, Government policies relating to us and market conditions. The assets proposed for sale and the related sales and earnings do not, in the aggregate, constitute a material part of our assets or results of operations.

PROPERTY, PLANTS AND EQUIPMENT

     Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See “— Business Overview — Power Generation”, “— Transmission and Distribution” and “— Capital Investment Program”. As of December 31, 2002, the net book value of our property was 61,304 billion. No significant amount of our properties are leased.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We expect that the implementation of the Restructuring Plan will over time materially change the environment in which we operate and, accordingly, our historic performance may not be indicative of our future results of operations and capital requirements and resources. See Item 4 “Information on the Company — Business Overview — Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us and the price of our securities”.

OPERATING RESULTS

Recent Accounting Changes

2002 Accounting Changes

     In January 2002, the Korean Accounting Standards Board (“KASB”) issued Statement of Korea Accounting Standards (“SKAS”) No. 8 — “Securities”. This statement addresses the accounting and reporting standards for investment in equity and debt securities. This statement requires those investments to be classified in three categories; held-to-maturity securities, trading securities and available-for-sale securities. Held-to-maturity securities are reported at amortized cost and trading and available-for-sale securities are reported at fair value. However, non-marketable equity securities in available-for-sale securities are stated at cost if the fair value cannot be reliably determined. Under this statement, unrealizable gains or losses for trading securities and available-for-sale securities are included in current operation and capital adjustments, respectively. This statement is effective for the fiscal year beginning January 1, 2003. Although early application is permitted, we do not intend to apply this statement before 2003. We do not expect the adoption of this statement to have a significant impact on the financial condition or result of operations.

     In August 2002, the KASB issued SKAS No. 10 — “Inventory”. This statement provides accounting and reporting standards for the measurement of acquisition cost and unit cost, and for the valuation of inventory. Under this statement, the inventory is stated at the lower of cost or market value. Net realizable value and current replacement cost are deemed as market value for finished goods, merchandises, work in progress and raw material, respectively. This statement also allows the recognition of reversal of valuation losses up to original cost of inventory. This statement is effective for the fiscal year beginning January 1, 2004. Although early application is permitted, we do not intend to apply this statement before 2004. We do not expect the adoption of this statement to have a significant impact on the financial condition or result of operations.

2001 Accounting Changes

     In December 2001, the KASB issued SKAS Statement No. 5 “Tangible Assets”. This statement provides accounting and reporting standards for obligations associated with the retirement of long-lived assets, for impairment of long-lived assets and for the cost related to the inspection or overhaul of the assets. Under this statement, the present value of a liability for an asset retirement obligation (e.g. dismantlement and restoration costs) should be recognized in the financial statements as a liability and the same amounts are capitalized as part of the carrying amount of the long-lived assets. The provision of this statement in relation to asset retirement obligation could be applied for our tangible asset acquired before the effective date of this statement. However, we have decided not to apply this provision for our tangible assets acquired before the effective date of this statement. This statement also requires that the costs related to a periodic inspection or overhaul should be capitalized when the costs can be identified as a separate component of the asset, and the costs meet the asset recognition criteria. This statement is effective for our fiscal year beginning January 1, 2003. Although early application is permitted, we will not apply this statement before 2003.

     In December 2001, KASB issued SKAS Statement No. 7 “Capitalization of Financing Costs”. Under this statement, interests and other financing costs on debts should be recorded as periodic expenses in current operations, however, these costs incurred relating to construction of an asset may be capitalized as a part of an asset at our option. Prior to this statement, the aforementioned costs had to be capitalized and not be expensed. This statement also requires that the accounting policy adopted by us for capitalization of financing costs be applied consistently. This statement is effective for our fiscal year beginning January 1, 2003. Although early application is permitted, we will not apply this statement before 2003. We have decided to continue capitalization of these costs and therefore, this statement will not have a significant impact on our 2003 financial statements.

2000 Accounting Changes

     On March 22, 2000, the Securities and Futures Commission of Korea approved changes in accounting for consolidation in accordance with Korean GAAP. The revised accounting for consolidation is effective from the first fiscal year starting from January 1, 2000. The revisions provide for a statement of changes in stockholders’ equity to be presented as a basic financial statement and presentation of minority interests within stockholders’ equity. In the initial year of adoption, an entity is required to restate all consolidated financial statements for earlier years presented for comparative purposes. We adopted the revised accounting for consolidation from January 1, 2000.

     Certain amounts in the 1998 and 1999 consolidated financial statements have been reclassified to conform with the presentation in 2000. Such reclassifications had no impact on the 1998 and 1999 net income as previously reported.

     Consolidation Adjustments

     Pursuant to the provisions of the revised accounting for consolidation, an excess of cost over the underlying portion of net equity in the investee at the date of acquisition is recorded as goodwill and amortized over 20 years or less, while the excess of net equity in the investee over cost (negative goodwill) is not recorded in the financial statements unless all the identifiable non-current assets have been reduced to zero. Prior to this revision, negative goodwill was recorded as a consolidation adjustment and amortized over 5 years. As a result of this change, a consolidation adjustment of KRW0.4 billion at January 1, 2000 was credited to opening retained earnings.

     Disposition of a Subsidiary’s Common Stock

     Under the revised accounting for consolidation, when a controlling company still has control over its subsidiary even after the controlling company sold a portion of its investment in the subsidiary, the disposal gain or loss realized in connection with the sale of a subsidiary’s common stock should be presented as additions or deductions of consolidated capital surplus in the consolidated financial statements. Prior to this revision, such gain or loss was recorded in other income or expense. As a result of this change, consolidated net income for the year ended December 31, 2000 decreased by KRW291.1 billion over what would have been reported by applying the prior consolidation treatment.

2002 Compared to 2001

     For 2002, our revenues from sale of electric power, the principal component of our operating revenues, increased by 8.2% to KRW20,406 billion (US$17,201 million) from KRW18,864 billion in 2001, reflecting primarily a 8.0% increase in kilowatt hours of electricity sold in 2002. The increase in electricity sold was primarily attributable to a 6.4% increase in kilowatt hours of electricity sold to the industrial sector, a 10.9% increase in kilowatt hours of electricity sold to the commercial sector and a 7.8% increase in kilowatt hours of electricity sold to the residential sector.

     Other operating revenues decreased by 29.5% to KRW959 billion (US$808 million) in 2002 as compared to KRW1,361 billion in 2001. The decrease in other operation revenues was primarily due to the exclusion of sales of Powercomm Corporation. In 2002, a portion of shares in Powercomm Corporation was sold to the third party and as a result of this disposition, Powercomm Corporation was excluded from the consolidation from 2002.

     Operating expenses increased by 0.5% to KRW16,319 billion (US$13,756 million) in 2002 as compared to KRW16,236 billion in 2001. Of the operating expenses, our power generation, transmission, and distribution expenses, a principal component of our operating expenses, decreased by 2.1% to KRW13,405 billion (US$11,300 million) in 2002 from KRW13,685 billion in 2001 primarily due to a 4.7% decrease in fuel costs as a result of decrease in the unit fuel cost, as well as a 5.4% decrease in depreciation. On the other hand, expenses for purchased power increased by 23.4% to KRW1,207 billion (US$1,017 million) in 2002 from KRW987 billion in 2001 as a result of a 20.8% increase in kilowatt hours of electricity of power purchased for resale.

     Our selling and administrative expenses increased 3.8% to KRW1,161 billion (US$979 million) in 2002 from KRW1,118 billion in 2001. We believe that such increase was primarily attributable to a 17.8% increase in labor expenses from KRW348 billion in 2001 to KRW410 billion (US$346 million) in 2002, a 7.7% increase in sales commission expenses from KRW235 billion in 2001 to KRW253 billion (US$213 million) in 2002, a 14.4% increase in commission-others expenses from KRW111 billion in 2001 to KRW127 billion (US$107 million) in 2002, which more than offset a 24.7% decrease in depreciation from KRW77 billion in 2001 to 58 billion (US$49 million) in 2002, a 62.7% decrease in promotion expenses from KRW51 billion in 2001 to KRW19 billion (US$16 million) 2002 and a 33.3% decrease in maintenance expenses from KRW24 billion in 2001 to KRW16 billion (US$13 million) in 2002. As a result of these changes, our operating income for 2002 increased by 26.5% to KRW5,047 billion (US$4,254 million) as compared to KRW3,989 billion in 2001.

     Our net non-operating results showed income of KRW124 billion (US$105 million) in 2002 as compared to expenses of KRW1,057 billion in 2001. Interest expenses decreased by 15.5% from KRW1,203 billion in 2001 to KRW1,016 billion (US$856 million) in 2002 due primarily to a decrease in interest rates. Foreign exchange transaction and translation gains amounted to KRW512 billion (US$432 million) in 2002 as compared to losses of KRW13 billion in 2001 primarily as a result of the depreciation of the U.S. Dollar against the Won. Gain on disposal of investments increased 167.3% from KRW162 billion in 2001 to KRW433 billion (US$365 million) due primarily to the sales of a portion of our investments in Powercomm Corporation in 2002. Gain on repayment of bonds amounted to KRW13 billion (US$11 million) in 2002 as compared to losses of KRW102 billion in 2001. Valuation gain on currency and interest rate swaps amounted to KRW64 billion (US$54 million) in 2002 as compared to losses of KRW132 billion in 2001. The aforementioned factors more than offset a decrease in reversal of impairment loss on investment from KRW23 billion in 2001 to nil, and a decrease in gain on valuation using the equity method of accounting from KRW98 billion in 2001 to KRW95 billion (US$80 million) in 2002.

     Our effective current tax rate in 2002 was 36.2% as compared to 37.6% in 2001. The decrease was due primarily to a decrease in the statutory corporate income tax rate (including resident surtax) from 30.8% in 2001 to 29.7% in 2002.

     As a result of the above factors, our net income increased by 86.4% to KRW3,048 billion (US$2,569 million) in 2002 as compared to KRW1,635 billion in 2001.

2001 Compared to 2000

     For 2001, our revenues from sale of electric power, the principal component of our operating revenues, increased by 5.6% to KRW18,864 billion (US$14,361 million) from KRW17,869 billion in 2000, reflecting primarily a 7.6% increase in kilowatt hours of electricity sold in 2001 as well as, to a lesser extent, a 4% average increase in electricity rates which took effect in November 2000. The increase in electricity sold was primarily attributable to a 2.7% increase in kilowatt hours of electricity sold to the industrial sector, a 5.7% increase in kilowatt hours of electricity sold to the commercial sector and a 17.9% increase in kilowatt hours of electricity sold to the residential sector.

     Other operating revenues increased by 62.2% to KRW1,361 billion (US$1,036 million) in 2001 as compared to KRW839 billion in 2000 as a result of increased revenues earned from construction of power plants in North Korea and increased revenues of other affiliated companies.

     Operating expenses increased by 6.5% to KRW16,236 billion (US$12,361 million) in 2001 as compared to KRW15,238 billion in 2000. Of the operating expenses, our cost of electric power, the principal component of our operating expenses, increased by 6.8% to KRW14,673 billion (US$11,171 million) in 2001 from KRW13,741 billion in 2000 primarily due to a 19.2% increase in fuel costs as a result of a 6.8% increase in power generation and the unit fuel cost increases, as well as a 24.8% increase in power purchased for resale as a result of a 12.0% increase in kilowatt hours of electricity of power purchased for resale and a 11.4% increase in unit price for power purchased for resale, which more than offset a 18.8% decrease in decommissioning costs. Our selling and administrative expenses increased 12.0% to KRW1,118 billion (US$851 million) in 2001 from KRW998 billion in 2000. We believe that such increase was primarily attributable to a 17.6% increase in labor expenses from KRW296 billion in 2000 to KRW348 billion (US$265 million) in 2001, a 12.4% increase in sales commission expenses from KRW209 billion in 2000 to KRW235 billion (US$179 million) in 2001, an 87.8% increase in depreciation expenses from KRW41 billion in 2000 to KRW77 billion (US$58 million) in 2001, a 26.1% increase in commission-others expenses from KRW88 billion in 2000 to KRW111 billion (US$85 million) in 2001, a 50.0% increase in maintenance expenses from KRW16 billion in 2000 to KRW24 billion (US$18 million) in 2001 and a increase in other expenses from KRW184 billion in 2000 to KRW212 billion (US$162 million) 2001, which more than offset a 23.2% decrease in employee benefits from KRW56 billion in 2000 to KRW43 billion (US$33 million) 2001 and a 50.0% decrease in promotion expenses from KRW102 billion in 2000 to KRW51 billion (US$39 million) in 2001. As a result of these changes, our operating income for 2001 increased by 15.0% to KRW3,989 billion (US$3,037 million) as compared to KRW3,470 billion in 2000.

     Our net non-operating expenses decreased by 16.4% to KRW1,057 billion (US$805 million) in 2001 as compared to KRW1,265 billion in 2000. Interest expenses decreased by 12.9% from KRW1,381 billion in 2000 to KRW1,203 billion (US$916 million) in 2001 due primarily to a decrease of interest rates. Foreign exchange transaction and translation losses amounted to KRW13 billion (US$10 million) in 2001 as compared to losses of KRW389 billion in 2000 primarily as a result of unrealized foreign exchange translation losses recognized as a result of the combined effects of appreciation and depreciation of the U.S. Dollar and the Yen, respectively, against the Won. Gain on valuation using the equity method of accounting increased 78.2% from KRW55 billion in 2000 to KRW98 billion (US$74 million) in 2001 due primarily to an increase in net earnings of KGC. The aforementioned factors more than offset a decrease in net gains on disposal of investments from KRW284 billion in 2000, which is primarily due to the sales of our investments in telecommunication companies and other affiliated companies in 2000, to KRW162 (US$124million) in 2001 and a decrease in net gain on disposal of utility plants from gains of KRW331 billion in 2000, which is primarily due to the sales of two LNG cogeneration power plants at Anyang and Puchon in Korea in 2000, to losses of KRW18 (US$13 million) in 2001. See Item 4 “Information on the Company — Business Overview — Other Activities”.

     Our effective current tax rate in 2001 was 37.6% as compared to 28.2% in 2000. The increase was due primarily to differences in the period in which revenues and expenses are recognized for financial reporting and tax purposes and a relatively large temporary difference of severance and retirement benefits which were deducted from taxable income in 2000. This increase was partially offset by a decrease in provision for decommissioning reserve, which decrease resulted in a decrease in the taxable income.

     As a result of the above factors, our net income increased by 10.2% to KRW1,635 billion (US$1,245 million) in 2001 as compared to KRW1,483 billion in 2000.

Critical Accounting Policies

     Accounting estimates are an integral part of the financial statements prepared by our management and are based upon our management’s current judgments. Notes 2 and 24 of the Consolidated Financial Statements include a summary of the significant accountings policies used in the preparation of our financial statements under Korean GAAP and U.S. GAAP. The Securities and Exchange Commission (the “SEC”) issued disclosure guidance for accounting policies that the management believes are most “critical”. The SEC defines these critical accounting policies as those that are both most important to the portrayal of our financial condition and results of operations and require the management’s most difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from the management’s current judgments. We believe the following represents our critical accounting policies.

Regulatory Accounting

     Under U.S. GAAP, in accordance with SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”, a regulatory liability or regulatory asset is recognized on the consolidated balance sheet with a corresponding charge or credit to operations when revenues intended to cover some costs are provided for through the rate making process either before or after the costs are incurred. If, as a result of deregulation, we or our subsidiaries no longer meet the criteria for application of SFAS No. 71, the elimination of the regulatory assets and liabilities are charged or credited to current operations. Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

Decommissioning Costs

     KHNP accrues for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. These costs are included in cost of electric power in the consolidated statement of income. As of December 31, 2002, KHNP has accrued W4,418 billion (US$3,724 million) as the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of W1,552 billion (US$1,308 million) and dismantling costs of spent tool and radioactive waste of W2,866 billion (US$2,416 million). Annual additions to the reserve are in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis, reflecting the inflation rate. The accounting for decommissioning costs for nuclear power plants involves significant estimates related to costs to be incurred many years in the future. Under U.S. GAAP, we are required to adopt SFAS No. 143 “Accounting for Asset Retirement Obligation” on January 1, 2003. Under this Statement, the fair value of a liability for an asset retirement obligations is to be recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The corresponding amount is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the asset’s useful life. We estimate that the adoption of SFAS No. 143 will result in a non-cash increase to net utility plant in the range of KRW1,166 billion (US$983 million) to KRW1,403 billion (US$1,183 million), a non-cash net increase to asset retirement obligation in the range of KRW1,862 billion (US$1,570 million) to KRW2,288 billion (US$1,929 million), and as a cumulative effect of change in accounting principle, a non-cash pretax charge in the range of KRW696 billion (US$587 million) to KRW885 billion (US$746 million). Changes in these estimates could significantly impact our financial position, results of operations and cash flows.

Deferred Income Taxes

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities at each separate taxpaying entity. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, such deferred tax assets are reduced either by direct write-down under Korean GAAP or by recording a valuation allowance under U.S. GAAP. Changes in the balance of deferred tax assets are reflected in current operations. Estimates of future taxable income involve judgments with respect to future economic factors that are difficult to predict and are beyond our management’s control. As a result, actual amounts could differ from these estimates and the amount of deferred tax assets recognized would need to be increased or decreased accordingly.

Impairment of Long-Lived Assets

     We evaluate the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then we may record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

LIQUIDITY AND CAPITAL RESOURCES

     We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4 “Information on the Company — Business Overview — Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us and the price of our securities”.

Capital Requirements

     We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was KRW4,614 billion in 2000, KRW7,669 in 2001 and KRW8,757 billion (US$7,382 million) in 2002. Total long-term debt as of December 31, 2002 (including the current portion) was KRW23,386 billion (US$19,713 million), of which KRW14,844 billion (US$12,513 million) was denominated in Won and the equivalent of KRW8,542 billion (US$7,202 million) was denominated in foreign currencies, primarily U.S. Dollars. Construction grants received were KRW397 billion in 2000, KRW564 billion in 2001 and KRW627 billion (US$529 billion) in 2002.

     The implementation of the Restructuring Plan and the current economic environment may result in a material change in our capital investment program. However, we expect our working capital and other capital requirements (including those of our generation and distribution subsidiaries) to continue to increase as a result of our capital investment program. The capital investment program continues to contemplate the construction of a large number of generating units and a significant expansion of our transmission and distribution systems. The construction of new generating units requires significant investments over extended periods before commencement of operations.

     We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were KRW7.7 trillion in 2000, KRW7.3 trillion in 2001 and KRW6.7 trillion in 2002 (US$6.6 billion) and, under current plans, are estimated to be approximately KRW7.96 trillion in 2003 and KRW9.19 trillion in 2004.

     We expect our capital investment program as described above to change in the course of implementing the Restructuring Plan.

     In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding long-term debt as of December 31, 2002 in the years ending December 31, 2003 to 2007 and thereafter are set forth in the table below:

2003	2004	2005	2006	2007 and thereafter

		(billion of Won)

KRW5,664	KRW6,886	KRW4,559	KRW1,834	KRW4,443

     We have incurred interest charges (including capitalized interest) of KRW2,337 billion in 2000, KRW2,017 billion in 2001 and KRW1,608 billion (US$1,355 million) in 2002. We anticipate that interest charges will increase significantly in future years because of, among other factors, anticipated increases in our long-term debt. See “— Capital Resources”. The weighted average rate of interest on our debt was 7.04% for the year ended December 31, 2001 and 6.13% for the year ended December 31, 2002.

     We paid dividends on our common stock of KRW297 billion in 2000, KRW333 billion in 2001 and KRW330 billion (US$278 million) in 2002. We will pay dividends to holders of our common stock as of December 31, 2002, including the Government, of KRW511 billion (US$431 million) during 2003. The Government holds shares of the same class of common stock as public stockholders. Our articles of incorporation authorize the Government and us to determine the amount of dividends paid to the Government taking into consideration various factors, including our liquidity and capital needs. Accordingly, in the past, we have typically paid dividends to the Government at rates lower than those declared to public stockholders. However, our policy, which is effective for the financial year ended December 31, 2002 and going forward, is to pay dividends to the Government at a rate equal to the dividends paid to public stockholders.

Capital Resources

     In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. At December 31, 2002, our long-term debt, excluding the current portion thereof, as a percentage of stockholders’ equity was 49.7%. We incurred KRW8,427 billion of long-term debt in 2001 and incurred KRW3,383 billion (US$2,852 million) of long-term debt in 2002. At December 31, 2002, we had KRW158 billion (US$133 million) of short-term borrowings as compared to KRW557 billion as of December 31, 2001. See Note 11 of Notes to Consolidated Financial Statements.

     Subject to the implementation of the Restructuring Plan, we anticipate that our long-term debt will increase significantly in future years mainly due to the capital expenditure that is necessary to respond to increased power demand. However, we believe that as we sell our interests in our generation and other subsidiaries and receive proceeds of such sale, our long-term debt is likely to remain relatively constant or decrease. We believe that we have benefited from the proceeds of sales of our two cogeneration power plants and our investments in other companies. See Item 4 “Information on the Company - Business Overview — Power Generation”, Item 4 “Information on the Company — Business Overview — Other Activities” and Item 4 “Information on the Company — Business Overview — Affiliated Companies”. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies by, among other methods, borrowing more in the Korean market where interest rates have recently declined substantially. Our foreign currency denominated long-term debt decreased from KRW10,325 billion as of December 31, 2001 to KRW8,542 billion (US$7,201 million) as of December 31, 2002. We also intend to continue to reduce the proportion of our foreign currency debt which is denominated in U.S. Dollars.

     Our ability to incur long-term debt in the future is subject to a variety of uncertainties including, among other things, the implementation of the Restructuring Plan and the amount of capital that other Korean entities may seek to raise in foreign currency markets. Economic, political and other conditions in the Republic may also affect investor demand for our securities and those of other Korean entities. In addition, our ability to incur debt will also be affected by the Government’s policies relating to foreign currency borrowings, the liquidity of the Korean capital markets and our operating results and financial condition. Due to the adverse developments in Korea, however, the price at which such financing may be available may not be acceptable to us.

     We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the KDB Act, through the Korea Development Bank, own at least 51% of our capital stock, it will be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. Due to adverse economic developments in Korea, however, the share price at which such financing may be available may not be acceptable to us. See Item 3 “Key Information — Risk Factors — Risks Relating to Korea — Adverse developments in Korea would have adverse effects on us”.

     Our total stockholders’ equity increased from KRW18,721 billion at December 31, 1998 to KRW35,562 billion (US$29,977 million) at December 31, 2002.

Liquidity

     Substantially all of our revenues are denominated in Won. However, as of December 31, 2002, 36.5% of our long-term debt (including the current portion thereof) was denominated in currencies other than Won and consisted primarily of loans by Government-owned banks and bonds. We have incurred such foreign currency debt in the past principally due to the limited availability and high cost of Won-denominated financing in the Republic. Although we intend to continue raising substantial amounts of capital through long-term foreign currency borrowings, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.

     We enter into currency swap and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. See Note 14 of Notes to Consolidated Financial Statements. Due to the considerable amount of our long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt.

     In addition to the impact of foreign exchange rates on us arising from foreign currency-denominated borrowings, fluctuations in foreign exchange rates may also affect our liquidity as we obtain substantially all of our fuel materials, other than anthracite coal, directly or indirectly from sources outside Korea and the prices for such fuel materials are based on prices stated in, and in many cases are paid for in, currencies other than Won.

     Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress decreased from KRW11,154 billion as of December 31, 2001 to KRW7,777 billion (US$6,556 million) as of December 31, 2002. Fuel expense represented 25.6% and 22.6% of revenues from sale of electric power in 2001 and 2002, respectively.

     We had a working capital deficit (current liabilities minus current assets) of KRW3,913 billion as of December 31, 2001 and KRW5,192 billion (US$4,377 million) as of December 31, 2002. We have traditionally operated with a working capital deficit. In recent periods, our trade notes and accounts payable have been significant in amount as we have met a portion of our working capital needs through deferred payment of certain types of accounts. We contemplate that we will continue to maintain substantial working capital deficits in the future. However, we believe that we have benefited from the proceeds of sales of our two cogeneration power plants and equity interests in other affiliated companies. See Item 4 “Information on the Company — Business Overview — Power Generation”, Item 4 “Information on the

Company — Business Overview — Other Activities” and Item 4 “Information on the Company — Business Overview — Affiliated Companies”. The completion of our plans, however, is subject to, among other conditions, Government policies relating to us and market conditions.

     The following summarizes our contractual obligations as of December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

(billions of Won)
Long-Term Debt	KRW23,371	KRW 5,654	KRW11,442	KRW 3,241	KRW 3,035
Capital Lease Obligations	15	10	4	1	0
Operating Leases	5	4	1	0	0
Unconditional Purchase Obligations	–	–	–	–	–
Other Long-Term Obligations	–	–	–	–	–

Total Contractual Cash Obligations	KRW 23,392	KRW 5,667	KRW11,448	KRW 3,242	KRW 3,035

     For a description of our commercial commitments and contingent liabilities, see Note 20 of Notes to Consolidated Financial Statements.

Inflation

     The effects of inflation in the Republic on our financial condition and results of operations are reflected primarily in construction costs as well as in labor expenses. Inflation in the Republic has not had a significant impact on our results of operations in recent years. It is possible that inflation in the future may have an adverse effect on our financial condition or results of operations. See Item 3 “Key Information — Risk Factors — Risks Relating to Korea — Adverse developments in Korea would have adverse effects on us “.

Reconciliation to U.S. GAAP

     The following table sets forth the effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied to our financial statements instead of Korean GAAP:

	Year ended December 31,

	2000	2001	2002	2002

		(in millions, except per share data)
Net income under Korean GAAP	KRW 1,482,590	KRW 1,634,850	KRW 3,048,105	$2,569
Adjustments:
Asset revaluation	987,798	966,610	641,997	541
Special depreciation	(32,865)	(28,676)	(24,246)	(20)
Regulated operations	829,488	899,357	175,783	148
Deregulation effect	—	423,146	—	—
Capitalized foreign currency translation	(1,810)	163,647	207,670	175
Deferred income taxes	(812,543)	(738,439)	(436,040)	(368)
Reversal of eliminated profit on transactions with subsidiaries and affiliates	(77,199)	(111,546)	(44,772)	(37)

	Year ended December 31,

	2000	2001	2002	2002

		(in millions, except per share data)
Gain on disposal of subsidiaries’ common stock	420,661	—	—	—
Reserve for self-insurance	—	78,243	4,293	4
Net income as adjusted in accordance with U.S GAAP	KRW 2,796,120	KRW 3,287,192	KRW 3,572,790	$3,012
Basic earnings per share as adjusted in accordance with U.S. GAAP	KRW 4,376	KRW 5,144	KRW 5,591	$4.71
Diluted earnings per share as adjusted in accordance with U.S. GAAP	KRW 4,340	KRW 5,144	KRW 5,591	$4.71
Other comprehensive income, net of tax:
Overseas operations translation	(13,175)	(2,342)	(22,264)	(19)
Unrealized gains (losses) on available for sale securities	1,695	19,969	(50,122)	(42)
Deferred gains (losses) on cash flow hedges	29,804	2,410	179	—
Comprehensive income as adjusted in accordance with U.S. GAAP	KRW 2,814,444	KRW 3,307,229	KRW 3,500,583	$2,951

	As of December 31,

	2001	2002	2002

		(in millions)
Stockholders’ equity under Korean GAAP	KRW 33,181,694	KRW 35,561,788	$29,977
Adjustments:
Asset revaluation	(9,686,916)	(9,044,919)	(7,625)
Special depreciation	83,551	59,305	50
Regulated operation	(1,012,670)	(836,887)	(706)
Capitalized foreign currency translation	(2,450,333)	(2,242,663)	(1,890)
Deferred income taxes	3,623,649	3,187,609	2,687
Reversal of eliminated profit on transactions with subsidiaries and affiliates	165,226	120,454	102
Accrued dividends	351,432	511,350	431
Minority interests	(172,059)	(108,073)	(91)
Reserve for self-insurance	78,243	82,536	70
Stockholders’ equity as adjusted in accordance with U.S. GAAP	KRW 24,161,817	KRW 27,290,500	$23,005

     Note 24 of Notes to Consolidated Financial Statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

     The material differences between Korean GAAP and U.S. GAAP as applied to our statements of income relate to:

•	treatment of assets revaluation;

•	treatment of foreign currency translation losses and gains;

•	accounting for consolidation, primarily accounting for disposition of a subsidiary’s common stock;

•	deferred income taxes; and

•	the establishment of a regulatory asset or liability to offset the impact of foreign currency translation losses or gains, deferred income taxes and reserve for self-insurance.

     In December 1998, the FSC approved changes to Korean GAAP with respect to the accounting treatment of certain unrealized foreign exchange translation gains and losses. Beginning January 1, 1999, under revised Korean GAAP, unrealized foreign exchange translation gains and losses on monetary assets and liabilities, other than those arising from debt incurred for construction of utility plant, are to be credited or charged to current operations. During 1997, such unrealized foreign exchange translation gains and losses were deferred and amortized over the remaining life of the related asset or debt. During 1998, as permitted by Korean GAAP, we changed our method of accounting for unrealized foreign exchange gains and losses, other than those relating to the construction of utility plant. During 1998, such gains and losses were credited or charged to current operations after offset against deferred foreign currency translation losses carried over from prior years.

     Realized and unrealized foreign exchange translation gains and losses incurred during the construction period on short-term and long-term debt incurred for construction of utility plant will continue to be capitalized as part of the cost of the related asset.

     Under U.S. GAAP, all realized and unrealized foreign exchange translation gains and losses are credited or charged to current operations.

     U.S. GAAP requires the recognition of deferred tax assets and liabilities created by temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will be realized. Provisions for such temporary differences are not made under Korean GAAP until fiscal year 1999. In accordance with U.S. GAAP, to the extent that tax benefits will reduce future allowable costs for rate-making purposes, a regulatory liability is established.

     In June 1998, the U.S. Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, as amended by SFAS No. 138, “Accounting for Derivative Instruments and Hedging Activities”. The effective date is for years beginning June 15, 2000. Under SFAS No. 133, we are required to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through current operations. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s changes in fair value will be immediately recognized incurrent earnings. We recorded all derivatives on the consolidated balance sheet at fair value by Korean GAAP. The ineffective portion of a derivative’s change in fair value will be immediately recognized in current earnings. We believe that there is no material impact on net income and stockholders’ equity under U.S. GAAP since derivatives accounting under Korean GAAP is substantially the same as SFAS No. 133.

     In March 2000, the Securities and Futures Commission approved changes in accounting for consolidation in accordance with Korean GAAP. Pursuant to the provisions of the revised Korean GAAP relating to consolidation, the disposal gain or loss on a portion of a subsidiary’s common stock in consolidation is recorded as additions to or deductions from consolidated capital surplus in the case that a controlling company still has control over its subsidiary (generally, ownership is more than 50%) after disposal of a portion of its equity interest. Under U.S. GAAP, we have elected to record such gain or loss as other income or loss in consolidation.

     Regulations for the establishment of electricity rates permit, in certain cases, certain income and expenses to be recognized in different years than they would otherwise be recognized for financial reporting purposes. In accordance with U.S. GAAP for regulated enterprises such as us, a regulatory asset or liability may be established on our consolidated balance sheets by a credit or charge to our net income to offset, in whole or in part, foreign currency translation losses (“Translation Losses”) or gains on monetary assets and liabilities, deferred income taxes and reserves for self-insurance. Under U.S. GAAP, the establishment of such asset, with a corresponding credit to our income statement, in respect of Translation Losses is determined principally by an assessment of the probability of recoverability of the Translation Losses through adjustments to our future rates for electricity.

     As discussed in Item 4 “Information on the Company — Business Overview — Restructuring of the Electricity Industry in Korea” and Note 1 of Notes to Consolidated Financial Statements, on April 2, 2001, six new generation subsidiaries were established in accordance with the Restructuring Plan. Since our generation subsidiaries’ rates are determined by a competitive system that is not cost based, they no longer meet the criteria for application of SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”. Our power transmission and distribution divisions continue to meet the criteria for application of SFAS No. 71. The Consolidated Financial Statements reflect the elimination of the effects of regulations that have been recognized as regulatory assets and liabilities pursuant to SFAS No 71. The effect of this change has been recognized in current operations, resulting in the increase in net income under U.S. GAAP of KRW423,146 million, in accordance with SFAS No. 101 “Accounting for the Discontinuation of Application of SFAS No 71”. However, in accordance with SFAS No. 101, the carrying amounts of property, plant and equipment measured and reported pursuant to SFAS No. 71 were not adjusted since they were not impaired under the provisions of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

     The Government approves the rates that we charge to our customers. Our utility rates are designed to recover our “reasonable costs” plus a fair investment return. In June 2001, the MOCIE announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from “reasonable costs” while income tax expenses (including deferred income taxes), instead of income tax payables, should be included for rate-making purpose. As a result of this guideline change and the deregulation of our generation subsidiaries, only our deferred income taxes caused by the differences between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligations will affect future allowable costs for rate making purpose.

Other

     Our operations are materially affected by the policies and actions of the Government. See Item 4 “Information on the Company — Business Overview — Research and Development”.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     See Item 4 “Information on the Company — Business Overview — Research and Development”.

TREND INFORMATION

     Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in “— Operating Results” and “— Liquidity and Capital Resources”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

          Under the KEPCO Act and our articles of incorporation, our management is vested in the board of directors, which consists of not more than fifteen directors, including the president. For a discussion of the Government’s oversight of us and our reporting obligations to the Government, see Item 4 “Information on the Company — History and Development”.

          The directors are classified into two categories: standing directors and non-standing directors. The number of standing directors shall be not more than seven, including the president, and the non-standing directors shall be not more than eight. In any case, the number of standing directors may not exceed the number of non-standing directors. The standing directors other than our president shall be appointed by the MOCIE upon the motion of our president with the approval at the general meeting of our shareholders. Our standing directors also presently constitute our executive officers. The non-standing directors shall be appointed from among specialists in the private sector with knowledge of business management by the Minister of Planning and Budget of the Republic upon the motion of our president. Our president shall be appointed by the President of the Republic upon the motion of the MOCIE following the approval at the general meeting of our shareholders after the nomination by a president nomination committee which is composed of the non-standing directors and other members from the private sector appointed by the board of directors. The president serves as our chief executive officer and represents us and administers our day-to-day business in all matters not specifically designated as responsibilities of the board.

          Our auditor is appointed by the President of the Republic following a resolution at the general meeting of our shareholders upon the motion of the Minister of Planning and Budget of the Republic. The auditor is our full-time employee responsible for monitoring our business affairs and accounts. The auditor attends board meetings but is not a director and does not vote at board meetings.

          The names, titles, and outside occupations, if any, of the directors and auditor as of June 13, 2003 and the respective years in which they took office are set forth below.

Name (Age)	Title	Outside Occupation	Position Held Since

Kang, Dong-Suk (64)	Chairman & CEO	None	May 17, 2002

Park, Hee-Gab (57)	Standing Director	None	May 17, 2002

Chung, Tae Ho (55)	Standing Director	None	August 11, 2001

Park, You Kwang (61)	Non-Standing Director	President, Strategic Business Research Institute, Andersen Korea	August 11, 2001

Park, Chang Rae (61)	Non-Standing Director	Advisor, Editorial Board of the Financial News	March 23, 2002

Kim, Sung Gi (60)	Non-Standing Director	Professor, Seoul National University	March 23, 2002

Chang, Suk Whan (58)	Non-Standing Director	Director, Market Economy Research Institute, Shin & Kim	March 23, 2002

Rhee, Byeong Gyu (48)	Non-Standing Director	Editorial Writer, Hankook Ilbo	June 10, 2002

Chang, Sang-Hyon (66)	Non-Standing Director	Senior Advisor to Onse Telecom Co., Ltd.	July 18, 2002

Moon, Chung-Sook (47)	Non-Standing Director	Professor, Sookmyung Women’s University	March 28, 2003

Ahn, Wang Seon (58)	Auditor	None	May 22, 2002

          Kang, Dong-Suk has served as Chairman & CEO since May 17, 2002. Mr. Kang received an LL.B from Kyunghee University and received an M.A. in public administration from Yonsei University. Mr. Kang previously served as the president of the Inchon International Airport Corporation.

          Park, Hee-Gab has been a Standing Director since May 17, 2002. Mr. Park currently serves as the Executive Vice President. He received a B.A. in business administration from Korea University.

          Chung, Tae Ho has been a Standing Director since August 11, 2001. Mr. Chung currently serves as the Senior Vice President of the Transmission Division. He received a B.S. in electrical engineering from Seoul National University and a Ph.D in electrical engineering from the University of Wisconsin.

          Park, You Kwang has been a Non-Standing Director since August 11, 2001. Mr. Park is currently President of the Strategic Business Research Institute at Andersen Korea. He received a B.A. in public administration from Seoul National University and an M.A. in public administration from Syracuse University.

          Park, Chang Rae has been a Non-Standing Director since March 23, 2002. Mr. Park is currently an advisor to the editorial board of the Financial News. He received his B.A. in economics from Seoul National University.

          Kim, Sung Gi has been a Non-Standing Director since March 23, 2002. Mr. Kim is currently a professor of business administration at Seoul National University. He received a B.A. in accounting from Seoul National University and a Ph.D in accounting from the University of Texas.

          Chang, Suk Whan has been a Non-Standing Director since March 23, 2002. Mr. Chang is currently a director of the Market Economy Research Institute at Shin & Kim. He received his B.A. in political science from Seoul National University.

          Rhee, Byeong Gyu has been a Non-Standing Director since June 10, 2002. Mr. Rhee is currently an editorial writer for Hankook Ilbo. He received a B.A. in political science and diplomacy from Sungkyunkwan University.

          Chang, Sang-Hyon has been a Non-Standing Director since July 18, 2002. Mr. Chang is currently senior advisor to Onse Telecom. He received a B.A. in laws from Sungkyunkwan University.

          Moon, Chung-Sook has been a Non-Standing Director since March 28, 2003. Ms. Moon is currently a professor of consumer economics at Sookmyung Women’s University. She received a B.A. in home management from Sookmyung Women’s University and an M.A. family economics in Sookmyung Women’s University and a Ph.D. in consumer economics from Kansas State University. Ms. Moon was a committee member of the Korean Regulatory Reform Committee.

          Ahn, Wang Seon has been the Auditor since May 22, 2002. He received an LL.B from Seoul National University. Mr. Ahn previously served as the Deputy Prosecutor General for Kwangju District Public Prosecutor’s Office.

          As of the date hereof, three of our stand directorship positions are vacant. As a result, we plan to hold an extraordinary meeting of shareholders in the near future to fill these vacancies. We plan to close our shareholders’ registry from July 1, 2003 through July 31, 2003 pursuant to Article 354 of the Commercial Code and Article 15 of our articles of incorporation to determine the shareholders who are eligible to exercise voting rights at such extraordinary meeting of shareholders. The date, venue and agenda of such meeting will be announced in due course. The record date for such extraordinary meeting of shareholders will be June 30, 2003.

          The presence at board meetings of a majority of the board members constitutes a voting quorum and resolutions can be passed by a majority of the board members.

          Our president may be removed by the President of the Republic following a shareholders’ resolution with the consents of a president nomination committee as moved by the MOCIE. In addition, the Minister of Planning and Budget may recommend removal of our president if the results of operations are poor. The standing directors, in the order contemplated by internal regulations, assist the president and act for the president when the president is unable to act.

          The business address of the directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

COMPENSATION OF DIRECTORS AND SUPERVISORS

          For the year ended December 31, 2002, the aggregate amount of remuneration paid and accrued to the directors and executive officers, including the auditor, as a group, was KRW1,069 million. The aggregate amount we set aside or accrued during the year ended December 31, 2002 to provide retirement and severance benefits for directors and executive officers, including the auditor, was KRW45 million.

BOARD PRACTICES

          The terms of office of the directors (including the president) and the auditor are three years.

          As permitted by law in the Republic, our board does not maintain an audit committee or a remuneration committee.

          The president’s management contract provides for benefits upon termination of his employment. The president is only eligible for termination benefits after more than one year of continuous service. For each year’s employment with us, the payment amount for termination benefits is equal to the average value of compensation for one month.

          The terms for termination benefits for standing directors and the auditor are determined in accordance with our internal regulations for executive compensation. Standing directors and the auditor are only eligible for benefits after retirement or upon death following one year of continuous service. The payment amount for retirement benefits is calculated by computing the standard level of compensation and multiplying by the number of continuous years of service.

EMPLOYEES

          As of December 31, 2002, we had approximately 29,682 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8% of our employees (including employees of generation subsidiaries) are employed at our head office in Seoul.

          The following table sets forth the number of, and other information relating to, our employees and the number of employees, not including directors or senior management, as of December 31, 2002.

	KEPCO	KHNP	KOSEPCO	KOMIPO	KOWEPO	KEWESPO	KOSPO	Total

Regular employees:
Administrative	4,533	459	161	158	142	167	156	5,776
Service technicians	8,249	4,746	1,090	1,394	1,150	1,389	1,277	19,295
Skilled laborers	3,984	208	87	121	78	53	80	4,611

Sub-total	16,766	5,413	1,338	1,673	1,370	1,609	1,513	29,682

Non-regular employees	2,276	958	189	198	170	166	165	4,122

Total	19,042	6,371	1,527	1,871	1,540	1,775	1,678	33,804

Head office employees	1,292	696	154	173	180	170	200	2,865
Percentage of total	7%	11%	10%	9%	12%	10%	12%	8%
Members of labor union	13,588	3,923	946	1,254	920	1,151	1,033	22,815
Percentage of total	71%	62%	62%	67%	60%	65%	62%	67%

          KEPCO and each of our generation subsidiaries have separate labor unions. Approximately 67% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Pursuant to applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The Committee meets periodically to discuss various labor issues. Since our formation in 1981, our businesses have not been interrupted by any work stoppages or strikes until early 2002. Although our relations with our employees have been good, we have experienced labor unrest as a result of changes in our businesses according to the Restructuring Plan. We faced opposition from labor in late 2000 in connection with the Restructuring Plan. However, we experienced no significant difficulties with labor in the transfer of employees in our power generation division to the newly established generation subsidiaries on or prior to April 2, 2001 in line with the Restructuring Plan. As of April 2, 2001, we had transferred 14,492 employees to our generation subsidiaries, as a result of which we had 15,036 employees as of such date. Early in 2002, employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries. See Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us and the price of our securities”. However, we did not experience any interruption of our businesses because non-union employees kept the non-nuclear generation facilities running. We cannot assure that we will not have any work stoppages or strikes or other labor problems in the future.

SHARE OWNERSHIP

None of our directors and members of our administrative, supervisory or management bodies owns any share of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

          The following table sets forth certain information relating to certain owners of our capital stock as of March 31, 2003:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)

Common stock	The Government(2)	345,113,857	53.9
Common stock	Resolution & Finance Corporation	32,405,109	5.1
Common stock	National Pension Fund	12,598,669	2.0
Common stock	KEPCO (held in the form of treasury)(3)	10,888,375	1.7
Common stock	Employee Stock Ownership	—	—
	Association
Common stock	Directors and executive officers as a group	—	—
Common stock	Public(4)	239,094,866	37.3
Total		640,100,876	100.0%

(1)	Percentages are based on issued shares of common stock (including treasury stock).

(2)	Includes indirect holdings by the Republic through The Korea Development Bank of 138,056,071 shares (21.6%). The Government currently owns 100% of The Korea Development Bank.

(3)	On December 26, 2002, our board of directors adopted a resolution approving a stock repurchase program. The purpose for adopting this stock repurchase program was for the stabilization of share price. Under this resolution, we would repurchase 10,000,000 shares of common stock representing 1.6% of the total shares of common stock issued and outstanding and the amount would be approximately KRW185 billion. The period for repurchases would commence on December 30, 2002 through March 29, 2003. On March 31, 2003, pursuant to the described above, we repurchased a total of 10,000,000 shares of our common stock, par value KRW5,000 per share, for an aggregate purchase price of KRW180,029,518,000 from the Korea Stock Exchange during the period from January 2, 2003 through March 24, 2003. The average purchase price per share was KRW18,003. After this share repurchase, the total shares held by us in treasury amounted to 10,888,375 shares, representing 1.7% of total shares issued as of March 31, 2003.

(4)	Includes 166,620,429 shares of common stock, representing 26.0% of shares of issued common stock held by non-Koreans; including in the form of ADSs.

          The major shareholders of the Company do not have different voting rights.

RELATED PARTY TRANSACTIONS

          We from time to time have engaged in a variety of transactions with our affiliates. Our policy on transactions with affiliates is that these transactions will be conducted on terms substantially as favorable to us as we could obtain at the time in a comparable arm’s-length transaction with a person other than an affiliate.

          For our significant transactions with related parties for the year ended December 31, 2002, see Note 19 of Notes to Consolidated Financial Statements.

          For our transaction with KEDO, see Item 4 “Information on the Company — Business Overview — Other Activities” and Note 20 of Notes to Consolidated Financial Statements.

          For the purchase of electricity from the independent power producers and our generation subsidiaries, see Item 4 “Information on the Company — Business Overview — Purchased Power”.

          On behalf of our affiliates, KEPCO International Hong Kong Ltd., KEPCO Philippines Corp. and KEPCO Ilijan Corp., we have provided payment guarantees of US$288 million and JP¥7 billion, US$135 million and JP¥7 billion and US$113 million and ¥7 billion for the years ended December 31, 2000, 2001 and 2002, respectively, to The Korea Development Bank and another bank. See Note 20 of Notes to Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements”.

Legal Proceedings

          As of December 31, 2002, we were a defendant in 232 different court proceedings. At that date, those proceedings included claims against us amounting in the aggregate of KRW98 billion. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us.

Dividend Policy

          See Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Dividend Rights”. For a description of the tax consequences of dividends paid to our shareholders, see Item 10 “Additional Information — Taxation — Korean Taxes — Taxation of Dividends” and Item 10 “Additional Information — Taxation — U.S. Federal Income Tax Consideration for U.S. Persons — Equity Securities — Taxation of Dividends”.

ITEM 9. THE OFFER AND LISTING

Notes

          Our 4.25% Notes due 2007 (the “4.25% Notes), 7-3/4% Debentures due April 1, 2013 (the “7-3/4% Debentures”), 6-3/8% Notes due December 1, 2003 (the “6-3/8% Notes”), Twenty Year 7.40% Amortizing Debentures, due April 1, 2016 (the “7.40% Debentures”), One Hundred Year 7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”), 6% Debentures due December 1, 2026, (the “6% Debentures”), 7% Debentures due February 1, 2027 (the “7% Debentures”), 6-3/4% Debentures due August 1, 2027 (the “6-3/4% Debentures”) and 8-1/4% Notes due March 15, 2005 (the “8-1/4% Notes” and together with the 4.25% Notes, the 7-3/4% Debentures, the 6-3/8% Notes, the 7.40% Debentures, the 7.95% Debentures, the 6% Debentures, the 7% Debentures and the 6-3/4% Debentures, the “Registered Debt Securities”) are traded principally in the over-the counter market. Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service. The 6-3/8% Notes are registered on the Luxembourg, Hong Kong and Singapore stock exchanges, but we do not believe that such stock exchanges are the principal market for the 6-3/8% Notes. The 4.25% Notes and the 8-1/4% Notes are registered on the Luxembourg Stock Exchange, but we do not believe that such stock exchange is the principal market for the 4.25% Notes and the 8-1/4% Notes.

Common Stock and ADSs

          The principal trading market for our common stock is the Korea Stock Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York as depositary and are listed on the New York Stock Exchange under the symbol “KEP”. The ADS ratio is one ADS representing one-half of one share of our common stock. As of June 19, 2003, 91,659,320 ADSs representing 45,829,660 shares of our common stock were outstanding.

The Korea Stock Exchange

          The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of most Korean securities companies and some Korean branches of foreign securities companies.

          As of May 12, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately KRW260 trillion. The average daily trading volume of equity securities for 2002 was approximately 857 million shares with an average transaction value of KRW3,042 billion.

          The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

          The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

          The Korea Stock Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every thirty seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

          Movements in KOSPI are set out in the following.

	Opening	High	Low	Closing

1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	504.62
2002	698.00	937.61	584.04	627.55

Source: The Korea Stock Exchange

          Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

          With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Rounded Down
Previous Day's Closing Price (Won)	To (Won)

less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

          As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

          Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies.

          In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Taxation—Korean Taxation”.

          The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

				Average Daily Trading
		Total Market Capitalization		Volume, Value
	Number of
	Listed	(Millions of	(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223

				Average Daily Trading
		Total Market Capitalization		Volume, Value
	Number of
	Listed	(Millions of	(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820

Source: The Korea Stock Exchange

Note:
(1)	Converted at the Concentration Base Rate of The Company of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

          The Korean securities markets are principally regulated by the FSC and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the Securities and Exchange Act imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

Further Opening of the Korean Securities Market

          A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign portfolio investment in Korean stocks.

          In addition, the Korea Stock Exchange announced its plan to open new option markets for seven individual stocks (Samsung Electronics, SK Telecom, KT, KEPCO, POSCO, Kookmin Bank and Hyundai Motor Company) effective January 28, 2002. According to such plan and amended applicable regulation, non-Koreans are permitted to invest in such options for individual stocks subject to the same procedural requirements as those currently applicable to the investment in stock or stock index futures and options at the Korea Stock Exchange.

          Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

          As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The FSC sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

          Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds which are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

          Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company. In addition, the Securities and Exchange Act recognizes the ownership of a customer in securities held by a securities company in such customer’s account.

          When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

          Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

          Under the Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member.

          As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to KRW50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the Depositor Protection Act with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of an occurrence of an Insolvency Event to the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

Market Price Information

Common Stock

          Shares of our common stock are listed on the Korea Stock Exchange.

          The table below shows the high and low trading prices on the Korea Stock Exchange for our common stock since January 1, 1996.

	Price

Period	High	Low

	(in Won)
1997	29,900	12,900
1998	31,000	13,550
1999	50,500	26,400
2000	36,800	22,900
2001	26,850	18,600
First Quarter	26,850	19,900
Second Quarter	25,300	18,600
Third Quarter	24,200	19,200
Fourth Quarter	24,800	20,300
2002
First Quarter	26,400	20,900
Second Quarter	25,700	21,300
Third Quarter	23,200	19,800
Fourth Quarter	21,000	17,600
2003
First Quarter	18,750	17,100
January	18,500	17,200
February	18,750	17,250
March	18,200	17,100
Second Quarter (through June 19)	20,550	17,550
April	20,450	17,550
May	20,550	19,100
June (through June 19)	19,950	18,700

ADSs

          The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 1996. Each ADS represents one-half of one share of our common stock.

	Price

Period	High	Low

	(in US$)
1997	22.25	8.00
1998	20.06	6.56
1999	21.69	12.06
2000	18.81	9.88
2001	11.31	7.59
First Quarter	11.31	8.09
Second Quarter	10.73	7.59
Third Quarter	10.51	8.59
Fourth Quarter	10.52	8.62
2002
First Quarter	10.81	8.98
Second Quarter	11.69	9.99
Third Quarter	10.92	9.06
Fourth Quarter	9.68	8.21
2003
First Quarter	8.84	7.69
January	8.84	8.31
February	8.82	8.25
March	8.33	7.69
Second Quarter (through June 19)	9.57	7.89
April	9.42	7.89
May	9.57	9.01
June (through June 19)	9.30	8.81

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

     Set forth below is information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the KEPCO Act, the Korean Securities and Exchange Act of 1962, as amended (the “Securities and Exchange Act”), the Korean Commercial Code, and certain related laws of Korea, all as currently in effect. The following summaries are qualified in their entirety by reference to our articles of incorporation and the applicable provisions of the KEPCO Act, the Securities and Exchange Act, the Korean Commercial Code and certain related laws of Korea.

Objects and Purposes

     We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business”. The KEPCO Act and our articles of incorporation contemplate that we will engage in the following activities:

•	Development of electric power resources;

•	Generation, transmission, transformation and distribution of electricity and other related business activities;

•	Related investment, research and technology development;

•	Business incidental to the foregoing; and

•	Any other activities entrusted by the Government.

     Our registered name is “Hankook Chollryuk Kongsa” in Korean, and in English “Korea Electric Power Corporation”. Our registration number in the commercial registry office is 114671-0001456.

Directors

     Under the KEPCO Act and our articles of incorporation, our board of directors consists of our president, standing directors and non-standing directors. A majority of the board members constitutes a voting quorum, and resolutions will be passed by a majority of the board members. Directors who have an interest in certain agenda proposed to the board may not vote on such issues.

     The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors. The remuneration standards for the president and standing directors shall reflect the management results of our operation and the standards for the president shall contain the contents of the agreement between the president and us. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Share Capital

     Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of Common Stock (“Common Shares”) and shares of non-voting preferred stock, par value KRW5,000 per share (“Non-Voting Shares,” and together with the Common Shares, “Shares”). Under our articles of incorporation, we are authorized to issue up to 150,000,000 Non-Voting Shares. As of December 31, 2000, 640,100,876 Common Shares were issued and no Non-Voting Shares have been issued. As of December 31, 2002, we held 10,888,375 shares of Common Stock as treasury stock. All of the issued and outstanding Common Shares are fully-paid and non-assessable, and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Description of Capital Stock

Dividend Rights

     Under the KEPCO Act, we are authorized to pay preferential dividends on the Shares held by the public shareholders compared to those held by the Government. Dividends to the public shareholders are distributed in proportion to the number of shares of the relevant class of capital stock owned by each public shareholder following approval by the shareholders at a general meeting of shareholders. The Korea Development Bank may receive dividends in proportion to the numbers of our shares held by The Korea Development Bank. Under the Korean Commercial Code and our articles of incorporation, we will pay full annual dividends on newly issued shares.

     Under our articles of incorporation, holders of Non-Voting Shares (of which there are currently none) are entitled to receive an amount not less than 8% of their par value as determined by a resolution of the board of directors at the time of their issuance. However, if the dividends for Common Shares exceed the dividends for Non-Voting Shares, the holders of Non-Voting Shares will be entitled to participate in the distribution of such excess amount with the holders of Common Shares at an equal rate.

     We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend is paid to the shareholders of record as of the end of the fiscal year preceding the annual shareholders’ meeting shortly after the annual shareholders’ meeting. Annual dividends may be distributed either in cash or in Shares. However, a dividend of Shares must be distributed at par value and, if the market price of the Shares is less than their par value, dividends in Shares may not exceed one-half of the annual dividend.

     Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

     The KEPCO Act provides that we shall not pay an annual dividend unless we have made up any accumulated deficit and set aside as a legal reserve an amount equal to 20% or more of our net profit until our accumulated reserve reaches one-half of our stated capital.

Distribution of Free Shares

     In addition to dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits us to distribute to our shareholders an amount transferred from our capital surplus or legal reserve to stated capital in the form of free shares.

Voting Rights

     Holders of Common Shares are entitled to one vote for each Common Share, except that voting rights with respect to any Common Shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding Shares cannot exercise voting rights with respect to the Shares in excess of this 3% limit. See “— Limitation on Shareholdings”. Pursuant to the Korean Commercial Code and the Securities and Exchange Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code and the Securities and Exchange Act, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’

meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least seven days in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the articles of incorporation expressly prohibit cumulative voting. Our current articles of incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting Shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting Shares then issued and outstanding. The holders of Non-Voting Shares (other than Enfranchised Non-Voting Shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of Non-Voting Shares as provided in our articles of incorporation, the holders of Non-Voting Shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of Enfranchised Non-Voting Shares have the same rights as holders of Common Shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our articles of incorporation, the appointment of standing directors, the president and statutory auditors are subject to shareholder approval.

     Under the Korean Commercial Code and the Securities and Exchange Act, for the purpose of electing our Statutory Auditors, a shareholder (together with certain related persons) holding more than 3% of the total Shares having voting rights may not exercise voting rights with respect to Shares in excess of such 3% limit.

     The Korean Commercial Code provides that the approval by the holders of at least two-thirds of those Shares having voting rights present or represented at a meeting, where such Shares also represent at least one-third of the total issued and outstanding Shares having voting rights, is required in order to, among other things:

•	amend our articles of incorporation;

•	remove a director or our statutory auditor;

•	effect any dissolution, merger or consolidation of us;

•	transfer the whole or any significant part of our business;

•	effect the acquisition by us of all of the business of any other company; or

•	issue any new Shares at a price lower than their par value.

     Under our articles of incorporation, an approval by the MOCIE is required in order to amend the articles of incorporation. Any change to our authorized share capital requires an amendment to our articles of incorporation.

     In addition, in the case of amendments to our articles of incorporation or any merger or consolidation of us or in certain other cases which affect the rights or interests of the Non-Voting Shares a resolution must be adopted by a meeting of the holders of Non-Voting Shares approving such event. This resolution may be adopted if approval is obtained from holders of at least two-thirds of those Non-Voting Shares present or represented at such meeting and such Non-Voting Shares also represent at least one-third of our total issued and outstanding Non-Voting Shares.

     A shareholder may exercise his voting rights by proxy. The proxy shall present the power of attorney prior to the start of the general meeting of shareholders. Under the Securities and Exchange Act and our articles of incorporation, no one other than us may solicit a proxy from shareholders.

     Subject to the provisions of the Deposit Agreement, holders of ADRs are entitled to instruct the Depositary, whose agent is the record holder of the underlying Common Shares, how to exercise voting rights relating to those underlying Common Shares. See “Description of American Depositary Shares — Voting of the Underlying Deposited Securities”.

Preemptive Rights and Issuance of Additional Shares

     Authorized but unissued shares may be issued at such times and, unless otherwise provided in the Korean Commercial Code, upon such terms as our Board of Directors may determine. The new shares must be offered on uniform terms to all our shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Subject to the limitations described under “Limitation on Shareholdings” below and with certain other exceptions, all our shareholders are entitled to subscribe for any newly issued Shares in proportion to their existing shareholdings. Under the Korean Commercial Code, we may vary, without shareholder approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and their transferability must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. Our Board of Directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

     Our articles of incorporation provide that new Shares that are (1) publicly offered pursuant to the Securities and Exchange Act, (2) issued to members of our employee stock ownership association, (3) represented by depositary receipts or (4) issued through offering to public investors may be issued pursuant to a resolution of the Board of Directors to persons other than existing shareholders, who in such circumstances will not have preemptive rights.

     We may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of KRW2,000 billion and KRW1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed KRW2,000 billion.

     Under the Securities and Exchange Act and our articles of incorporation, members of our employee stock ownership association, whether or not they are our shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then outstanding.

Liquidation Rights

     In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of Shares held. Holders of Non-Voting Shares have no preference in liquidation.

Rights of Dissenting Shareholders

     In certain limited circumstances (including, without limitation, the transfer of the whole or any significant part of our business or the merger, or consolidation upon a split-off of us with another company), dissenting holders of Shares have the right to require us to purchase their Shares. To exercise such right, shareholders must submit a written notice of their intention to dissent to us prior to the general meeting of shareholders or the class meeting of holders of Non-Voting Shares, as the case may be. Within 20 days (the “Request Period”) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one (1) month after the expiration of the Request Period. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share price on the Korea Stock Exchange for a two-month period before the date of adoption of the relevant Board resolution, (2) the weighted average of the daily share price on the Korea Stock Exchange for the one month period before such date and (3) the weighted average of the daily share price on the Korea Stock Exchange for the one week period before such date. However, the FSC may adjust this price if we or at least 30% of the Shares we are obligated to purchase do not accept such purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying Common Stock and become our direct shareholders.

Transfer of Shares

     Under the Korean Commercial Code, the transfer of Shares is effected by delivery of share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our articles of incorporation, non-resident shareholders must appoint an agent authorized to receive notices on its behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADRs. Under current Korean regulations, Korean securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), future trading companies, the Korea Securities Depository, internationally recognized foreign custodians and investment trust companies are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See Item 9 “The Offer and Listing”.

Acquisition of Our Own Shares

     We generally may not acquire our own Shares except in certain limited circumstances, including, without limitation, a reduction in capital. Under the Korean Commercial Code, except in case of a reduction in capital, any Shares acquired by us must be sold or otherwise transferred to a third party within a reasonable time. In general, our 50% or more owned-subsidiaries are not permitted to acquire Shares.

     In addition, we may acquire the Shares through purchase on the Korea Stock Exchange or through a tender-offer. We may also acquire interests in our own Shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the Shares may not exceed the total amount available of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.

General Meeting of Shareholders

     The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year and, subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding Common Shares for at least six months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our statutory auditor, subject to a board resolution or court approval. Holders of Non-Voting Shares may only request a general meeting of shareholders once the Non-Voting Shares have become enfranchised as described under

“Voting Rights” above (referred to as “Enfranchised Non-Voting Shares”). Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Securities and Exchange Act and our articles of incorporation, with respect to holders of less than 1% of the total number of issued and outstanding Shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul. Currently, we use The Korea Daily News and The Maeil Business Newspaper published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of Enfranchised Non-Voting Shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of Non-Voting Shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

     The general meeting of shareholders is held in Seoul.

Register of Shareholders and Record Dates

     Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of Shares on the register of shareholders upon presentation of the Share certificates.

     The record date for annual dividends is December 31. For the purpose of determining the holders of Shares entitled to annual dividends, the register of shareholders may be closed for the period following December 31 and ending on the next following ordinary general meeting of shareholders. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the Shares. The trading of Shares and the delivery of certificates in respect of them may continue while the register of shareholders is closed.

Annual Report

     At least one week prior to the annual general meeting of shareholders, our annual report and audited non-consolidated financial statements must be made available for inspection at our principal office and at all branch offices. Copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

     Under the Securities and Exchange Act, we must file with the FSC and the Korea Stock Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year. Copies of these reports are available for public inspection at the FSC and the Korea Stock Exchange.

Limitation on Shareholdings

     No person other than the Government, our employee stock ownership association and persons who obtain an approval from the FSC may hold for its account more than 3% of our total issued and outstanding Shares. In calculating shareholdings for this purpose, shares held by your spouse and your certain relatives or by your certain affiliates (such spouses, relatives and affiliates are together referred to as “Affiliated Holders”) are deemed to be held by you. If you hold Shares in violation of this 3% limit, you are not entitled to exercise the voting rights or preemptive rights of the Shares in excess of such 3% limit and the FSC may order you to take necessary corrective action. In addition, the KEPCO Act currently requires that the Government, directly or through The Korea Development Bank, own not less than 51% of our capital. For other restrictions on shareholdings, see Item 9 “The Offer and Listing”.

Change of Control

     The KEPCO Act requires that the Government, directly or pursuant to the KDB Act, through The Korea Development Bank, own not less than 51% of our capital.

Disclosure of Share Ownership

     Under the Securities and Exchange Act, any person who directly or beneficially owns shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for common shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status of the holdings to the FSC and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Stock Exchange within five business days from the date of the change.

     Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of non-reported Equity Securities.

EXCHANGE CONTROLS

General

     The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

     Under the Foreign Exchange Transaction Laws, (1) if the Government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

     In order for us to issue debt securities of any series outside of the Republic, we are required to file a report with our designated foreign exchange bank or the MOFE on the issuance of such debt securities, depending on the issuance amount. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the MOFE.

     In order for us to offer for purchase shares of our common stock held in treasury in the form of ADSs or issue shares of our common stock represented by the ADSs, we are required to file a prior report of such offer or issuance with our designated foreign exchange bank or the MOFE, depending on the offering amount. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

     In order for a depositary to acquire any existing shares of our common stock from holders of these shares of common stock (other than from us) for the purpose of issuance of depositary receipts representing these shares of common stock, the depositary would be required to obtain our consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with our consent for the issuance of ADRs (including deposits in connection with the initial and all subsequent offerings of ADRs and stock dividends or other distributions related to these ADRs) and (2) the number of shares on deposit with the depositary at the time of such proposed deposit. The depositary would also be required to file a written report to the Governor of the FSS after the acquisition of the shares of common stock. We may not grant this consent for the deposit of shares of our common stock in the future, if our consent is required. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares of our common stock may not be permitted subsequently to deposit such shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

     If any person whose direct beneficial ownership of (1) shares having voting rights (whether in the form of shares or ADSs), (2) certificates representing the right to subscribe for shares and (3) certain equity-related debt securities such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person, then such person is required to report the status of his holdings to the FSC and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person is required to be reported to the FSC and the Korea Stock Exchange within five business days from the date of such change.

     Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non-reported Equity Securities.

Restrictions Applicable to ADSs

     No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying ADSs and the delivery inside Korea of the withdrawn shares. However, a foreigner who intends to acquire shares must obtain an Investment Registration Card from the FSS as described below. The acquisition of shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the FSS.

     Persons who have acquired shares of our common stock as a result of the withdrawal of shares of common stock underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares of our common stock without any further governmental approval.

Restrictions Applicable to Common Stock

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “New Rules”) adopted in connection with the stock market opening from January 1992 and thereafter, foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or traded on the Korea Securities Dealers Automated Quotation (“KOSDAQ”) system only through the Korea Stock Exchange or the KOSDAQ system, as the case may be, except for certain limited circumstances. These circumstances include (1) odd-lot trading of shares, (2) acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, (3) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends) and (4) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded. For over-the-counter transactions of shares listed on the Korea Stock Exchange or traded on the KOSDAQ system outside the Korea Stock Exchange or the KOSDAQ system between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Stock Exchange or traded on the KOSDAQ system outside the Korea Stock Exchange or the KOSDAQ system must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

     The New Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or KOSDAQ (including Converted Shares) to register its identity with the FSS prior to making any such investment. However, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling them within three months from the date they were acquired. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Minister of Finance and Economy under the Securities and Exchange Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange or KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the FSS at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the FSS by the securities company engaged to facilitate such transaction. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, internationally recognized foreign custodians, investment trust companies, futures trading companies, foreign exchange banks (including domestic branches of foreign banks), and securities companies (including domestic branches of foreign securities companies) which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the FSS in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository are eligible to be a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the FSS in circumstances where compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of the foreign investor.

     Under the New Rules, with certain exceptions, a foreign investor may acquire shares of a Korean company without being subject to any single or aggregate foreign investment ceiling. However, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate and a ceiling on acquisitions of shares by a single foreign investor provided in the articles of incorporation of such corporations. Of the Korean companies listed on the Korea Stock Exchange, we are so designated. The FSC may increase or decrease these percentages if it deems it necessary for the public interest, protection of investors or industrial policy. Generally, the ownership of Converted Shares constitutes foreign ownership for purposes of such aggregate foreign ownership limit. However, the acquisition of Converted Shares is one of the exceptions under which foreign investors may acquire shares of designated corporations in excess of the 40% ceiling.

     In addition to the aggregate foreign investment ceiling set by the FSC under authority of the Securities and Exchange Act, our Articles of Incorporation set a 3% ceiling on acquisition by a single investor (whether domestic or foreign) of the shares of our common stock. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding Shares cannot exercise voting rights with respect to the Shares in excess of this 3% limit.

     The ceiling on aggregate investment by foreigners applicable to us may be exceeded in certain limited circumstances, including as a result of acquisition of:

•	shares by a depositary issuing depositary receipts representing such shares (whether newly issued shares or outstanding shares);

•	Converted Shares;

•	shares from the exercise of shareholders’ rights; or

•	shares by gift, inheritance or bequest.

     A foreigner who has acquired shares in excess of any ceiling described above may not exercise his voting rights with respect to the shares exceeding such limit and the FSC may take necessary corrective action against him pursuant to the Securities and Exchange Act.

     Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments (“Foreign Currency Account” and “Won Account”, respectively). No approval is required for remittance into Korea and deposit of foreign currency funds in the Foreign Currency Account. Foreign currency funds may be transferred from the Foreign Currency Account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the Foreign Currency Account may be remitted abroad without any governmental approval.

     Dividends on shares of our common stock are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won Account. Funds in the investor’s Won Account may be transferred to his Foreign Currency Account or withdrawn for local living expenses up to certain limitations. Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

     Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors without the foreign investors having to open their own accounts with foreign exchange banks.

     The Korean Securities and Exchange Act was amended several times through 2001 to internationalize the systems for the issue and distribution of securities and the systems for mergers and acquisition of businesses, to enhance the autonomy of the securities industry through deregulation and to strengthen the independence of auditors and the protection of minority shareholders. Such amendments also made the tender offer requirements more specific by requiring a tender offer where the purchaser (and persons having a special relationship with the purchaser) will hold 5% or more of the total issued and outstanding shares concerned as a result of the purchase of shares outside the Korea Stock Exchange or KOSDAQ from a certain number of persons, enhanced the rights of minority shareholders, permitted the payment of interim dividends if provided in the articles of incorporation of a company listed on the Korea Stock Exchange or registered with the KOSDAQ, introduced a quarterly reporting system in addition to the existing annual and semi-annual disclosure requirements applicable to listed companies and companies registered with KOSDAQ in order to enhance transparency in the public disclosure system starting from January 1, 2000, permitting issuance of shares below par value based on special shareholder approval without having to obtain judicial approval in an effort to support corporate restructuring/reorganization efforts and expanding the scope of deregulation, including lifting restrictions on new participation in the investment advisory and discretionary investment businesses in order to enhance competitiveness in the securities industry.

TAXATION

Korean Taxes

     The following summary describes the material Korean tax consequences of ownership of the Registered Debt Securities and ADSs. Persons considering the purchase of the Registered Debt Securities or ADSs should consult their own tax advisors with regard to the application of the Korean income tax laws to their particular situations as well as any tax consequences arising under the laws of any other taxing jurisdiction. Reference is also made to a tax treaty between the Republic and the United States entitled “Convention Between the Government of The Republic of Korea and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and the Encouragement of International Trade and Investment,” signed on June 4, 1976 and entered into force on October 20, 1979 (“U.S.-Korea Tax Treaty”).

     The taxation of individuals not resident in Korea and non-Korean corporations (“non-residents”) generally depends on whether they have a permanent establishment in Korea to which the relevant income is attributable or with which such relevant income is effectively connected. Non-residents without such permanent establishment in Korea are subject to tax in the manner described below. Non-residents with such permanent establishment in Korea are generally taxed like their Korean counterparts with respect to the income attributable to or effectively connected with such permanent establishment. As a general matter (and subject to certain exceptions), a non-resident may be determined to have a permanent establishment in Korea if it maintains a fixed place of business in Korea through which it engages in industrial or commercial activity or if it engages in industrial or commercial activity in Korea through a dependent agent.

Taxation of Interest

     Payments of interest to non-residents under the Registered Debt Securities are currently exempt from Korean income taxation by virtue of the Korean Tax Exemption and Limitation Law (“TELL”).

     If interest payments become subject to Korean withholding taxes, KEPCO would, subject to certain exceptions, be obligated to withhold such taxes. Under the U.S.-Korea Tax Treaty, the gross amount of such interest payments would be subject to a maximum withholding rate (including local surtax) of 13.2%.

Taxation of Dividends

     For the purpose of Korean taxation of distributions made on shares of our common stock represented by ADSs and for the purposes of the application of tax treaties entered into by Korea to such distributions, a non-resident will be treated as the owner of the shares of common stock represented by such ADSs. Dividends paid (whether in cash or in shares) to a non-resident are generally subject to withholding tax at the rate of 27.5% (including local surtax) or such lower rate as is applicable under a tax treaty between Korea and such non-resident’s country of tax residence. Under the U.S.-Korea Tax Treaty, dividends would be subject to a maximum withholding rate of 16.5% (including local surtax); except, however, that the maximum withholding rate would be 11% (including local surtax) if the recipient were a corporation which owned at least 10% of the outstanding shares of the voting stock of KEPCO during a part of KEPCO’s taxable year preceding the date of the dividend payment and during the whole of its prior taxable year, and certain other conditions are met. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, the non-resident must submit to KEPCO, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities require in order to establish the non-resident’s entitlement to the benefits of the applicable tax treaty. Evidence of tax residence may be submitted to KEPCO through the Depositary. In the absence of sufficient proof that a non-resident qualifies for the benefits of a tax treaty, tax at the rate of 27.5% (including local surtax) will be withheld. Korean tax law does not explicitly entitle a non-resident to recover withheld tax from the government even if the non-resident subsequently produces evidence that it was entitled to have tax withheld at a lower rate.

Taxation of Capital Gains

     Capital gains earned by non-residents without a permanent establishment in Korea from the transfer of the Registered Debt Securities to non-residents (other than their permanent establishments in Korea) are not subject to Korean tax. In addition, capital gains earned by non-residents with permanent establishments in Korea from the transfer outside Korea of the Registered Debt Securities to non-residents are currently exempt from taxation by virtue of the TELL, provided that the issuance of the Registered Debt Securities is deemed to be an overseas issuance under the TELL.

     A non-resident will not be subject to Korean taxation on capital gains realized on sale of shares of our common stock acquired as a result of withdrawal of shares of common stock underlying ADSs if the non-resident (i) sells such shares on the Korea Stock Exchange, (ii) has no permanent establishment in Korea, and (iii) did or has owned, together with the shares of our common stock owned by any entity in a certain special relationship with such non-resident holder, less than 25% of the total issued and outstanding shares at any time in the calendar year of the sale date and during the five calendar years before the calendar year of the sale date. Further, the Korean taxation authorities issued a tax ruling confirming that (i) capital gains earned by a non-resident without a permanent establishment in Korea from the transfer of ADSs to another non-resident without a permanent establishment are not subject to income tax in Korea and (ii) capital gains earned by a non-resident (whether or not they have a permanent establishment in Korea) from the transfer outside Korea of ADSs are exempted from taxation by virtue of the TELL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the TELL.

     Capital gains with respect to the sale of ADSs, or shares of our common stock which were acquired by a non-resident as a result of a withdrawal, would be calculated based on the acquisition cost to such non-resident of the ADSs representing these shares of common stock, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, capital gains which are subject to Korean tax will be subject to tax (including local surtax) at the lower of 11% of the gross realization proceeds (the “Gross Realization Proceeds”) or subject to the production of satisfactory evidence of the acquisition cost or the transaction cost of the ADSs, 27.5% of the gains made, being the excess of the Gross Realization Proceeds over the non-resident’s acquisition cost or the transaction cost for the ADSs.

     Under the U.S.-Korea Tax Treaty, the capital gains of residents of the United States from the disposition of the Registered Debt Securities will generally remain exempt from Korean taxes unless the Registered Debt Securities are effectively connected with the United States residents’ permanent establishment in Korea or, in the case of an individual, (i) such United States resident maintains a fixed base in Korea for a period aggregating 183 days or more during the taxable year and the Registered Debt Securities are effectively connected with such fixed base or (ii) such United States resident is present in Korea for 183 days or more during the taxable year.

     With respect to interest, dividends and capital gains, tax benefits provided under the U.S.-Korea Tax Treaty would not be available, but the normal tax rate (applicable rate under Korean tax law) would rather apply, if the company deriving the interest, dividend or capital gains is owned 25% or more (directly or indirectly) by one or more persons who are not individual residents of the United States and, by reason of special measures, the tax imposed on such company by the United States with respect to such interest, dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits.

     Please note that, effective July 1, 2002, under Korean tax law, a non-resident seller must submit an application for exemption together with a certificate of residence issued by a competent tax authority of the seller’s country of residence prior to making the tax payment in order to qualify for the exemption under the tax treaty. However, this requirement will not be applicable in respect of the exemption under Korean tax law.

Inheritance Tax and Gift Tax

     Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a limit and vary according to the identity of the parties involved.

     Under the Korean inheritance and gift tax laws, shares and debt securities issued by Korean corporations are deemed located in Korea irrespective or where the certificates are physically located or by whom they are owned.

Securities Transaction Tax

     A securities transaction tax is payable on the transfer of shares issued by a Korean corporation or the right to subscribe to such shares. The securities transaction tax is assessed at the rate of 0.15% of the sale price of the share or rights to subscribe to shares when traded through the Korea Stock Exchange, (when the share or right is traded off the Korea Stock Exchange, the securities transaction tax is assessed at the rate of 0.5% of the sale price of the share or rights to subscribe to shares); however, securities transaction tax is not applicable if (i) the shares or rights to subscribe for shares are listed on certain recognized foreign stock exchanges and the sales are executed on such exchange or (ii) the shares or rights to subscribe for shares be sold to certain qualified underwriters in order for listing on such recognized foreign stock exchanges.

     An additional agriculture and fishery special tax is payable on securities transactions of shares or rights on the Korea Stock Exchange at the rate of 0.15% of the sales price. Under the terms of the relevant law, this agriculture and fishery special tax expires on June 30, 2004. The transferor of the shares or rights must pay the securities transaction tax. When the transfer is effected through the Korean Securities Depositary, the Korean Securities Depositary will withhold the tax, and when such transfer is made through a securities company only, such securities company will make the withholding. Where the transfer is effected by a non-resident without a permanent establishment in Korea other than through the Korean Securities Depositary or a securities company, the transferee is required to withhold the securities transaction tax. No securities transaction tax is payable on transfer of Registered Debt Securities.

     Further, no securities transaction tax or agricultural and fishery special surtax is payable on the transfer of the ADSs.

     According to a tax ruling issued by the Korean tax authorities, foreign shareholders will not be subject to a securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the deposited underlying stock. However, questions have recently been raised by Korean tax officials as to whether this ruling also applies to the surrender of depositary shares and withdrawal of underlying stock by a subsequent (as opposed to the initial) holder of depositary shares. Accordingly, in the case of holders of ADSs other than an initial holder, the non-applicability of the securities transaction tax to withdrawals of common shares upon the surrender of ADSs is not entirely free from doubt under Korean tax law.

U.S. Federal Income Tax Considerations for U.S. Persons

     The following is a summary of certain U.S. Federal income tax consequences for beneficial owners of the Registered Debt Securities, common stock and ADRs that are “U.S. Persons” under the Internal Revenue Code (the “Code”). Under the Code, you are a “U.S. Person” if you are any of the following for U.S. Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock and ADRs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea, (iii) you are not present in Korea for 183 days or more during the taxable year and (iv) you otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with Registered Debt Securities, common stock or ADRs held as capital assets, and it does not represent a detailed description of the U.S. Federal income tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax exempt organization, a person holding the Registered Debt Securities, common stock and ADRs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10% or more of our voting stock, traders in securities that elects to use a mark-to-market method of accounting for your securities holdings, or a U.S. Person whose “functional currency” is not the U.S. Dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

     If a partnership holds the Registered Debt Securities, common stock or ADRs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Registered Debt Securities, common stock, or ADRs, you should consult your tax advisor.

     Because of the 100 year maturity of the One Hundred Year 7.95% Zero-to-Full Debentures, due April 1, 2096 (the “ZTF Debentures”), it is not certain whether the ZTF Debentures will be treated as debt for U.S. Federal income tax purposes. The discussion below assumes that the ZTF Debentures (as well as the other Registered Debt Securities) will be treated as debt, except that a summary of the consequences to you if the ZTF Debentures were not treated as debt is provided under “ZTF Debentures Treated as Equity,” below.

     The discussion of the tax consequences of ownership of common stock and ADRs below, is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms.

     You should consult your own tax advisor concerning the particular U.S. Federal income tax consequences to you of the ownership of the Registered Debt Securities, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Tax Consequences with respect to Registered Debt Securities Generally

     Payments

     Except as provided below with regard to original issue discount on the ZTF Debentures, interest payments on a Registered Debt Security will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. Principal payments on an amortizing Registered Debt Security generally will constitute a tax-free return of capital to you.

     Although interest payments to you are currently exempt from Korean taxation, if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount (as defined below) on the ZTF Debentures, you will be required to include in income any Additional Amounts and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to deduct or credit such Korean tax (up to the Treaty rate), subject to applicable limitations in the Code. Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. Interest income on a Registered Debt Security (including Additional Amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture generally will constitute foreign source income and generally will be considered “passive” income or, for certain holders, “financial services” income, or if the rate of Korean withholding tax exceeds 5%, “high withholding tax interest” income, which are treated separately from other types of income in computing the foreign tax credit allowable to you under U.S. Federal income tax laws. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Guidance issued by the U.S. Treasury may deny a foreign tax credit for foreign taxes imposed with respect to Registered Debt Securities where you hold the Registered Debt Securities in arrangements in which your expected economic profits, after non-U.S. taxes, is insubstantial.

     Original Issue Discount

     The ZTF Debentures were issued with original issue discount (“OID”) for U.S. Federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debenture. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures were sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then you generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

     The amount of OID includible in income by the initial holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture (“accrued OID”) (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Bond Premium”, below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments made on such ZTF Debenture on or before the first day of the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

     As discussed above, although interest payments to you are currently exempt from Korean taxation, if the Korean law providing for the exemption is repealed, then Korean withholding tax may be imposed at times that differ from the times at which you are required to include interest or OID in income for U.S. Federal income tax purposes and this disparity may limit the amount of foreign tax credit available.

     Market Discount

     If you purchase a Registered Debt Security other than a ZTF Debenture for an amount that is less than its stated redemption price at maturity, or, in the case of a ZTF Debenture, its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. Federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest (as defined in the Code), on, or any gain on the sale, exchange, retirement or other disposition of, a Registered Debt Security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the Registered Debt Security at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the Registered Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Registered Debt Security.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Registered Debt Security, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the Registered Debt Security, applies only to that Registered Debt Security and cannot be revoked. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

     Bond Premium

     If you purchase a ZTF Debenture for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the ZTF Debenture after the purchase date other than payments of qualified stated interest (as defined in the Code), you will be considered to have purchased that ZTF Debenture at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to a ZTF Debenture for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

     If you purchase a Registered Debt Security for an amount in excess of the sum of all amounts payable on the Registered Debt Security after the purchase date other than qualified stated interest, you will be considered to have purchased the Registered Debt Security at a “premium” and, if such Registered Debt Security is a ZTF Debenture, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the Registered Debt Security on a constant yield method as an offset to interest when includible in income under your regular accounting method. Special rules limit amortization of premium in the case of convertible Registered Debt Securities. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of a Registered Debt Security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

     Sale, Exchange and Retirement of Registered Debt Securities

     When you sell, exchange or retire a Registered Debt Security, you will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued interest you have not included in income, which will be taxable as ordinary income) and your adjusted tax basis in the Registered Debt Security. Your tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security increased by any market discount included in income and reduced by payments of principal you receive and any bond premium that you elect to amortize. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefore, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debentures and any bond premium that you elect to amortize. Your gain or loss realized on selling, exchanging or retiring a Registered Debt Security will generally be treated as United States source income. Your gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a Registered Debt Security, you have held the Registered Debt Security for more than one year. If you are an individual and the Registered Debt Security being sold, exchanged or retired is a capital asset that you held for more than one year, you may be eligible for reduced rates of taxation on any capital gain recognized. Your ability to deduct capital losses is subject to limitations.

     ZTF Debentures Treated as Equity

     If the ZTF Debentures were treated as equity for U.S. Federal income tax purposes, amounts deemed paid with respect to the ZTF Debentures would be deemed dividends for U.S. Federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes).

     You would include the amounts deemed paid by us on the ZTF Debentures (before reduction for Korean withholding tax, if any) as ordinary income when actually or constructively paid by the Company. Section 305 of the Code, which would apply to the ZTF Debentures if they were treated as equity for U.S. Federal income tax purposes, requires current accrual of dividends under principles similar to the accrual of OID. Amounts treated as dividends will not be eligible for the dividends-received deduction generally allowed to U.S. Corporations.

Tax Consequences with respect to Common Stock and ADRs

     In general for U.S. Federal income tax purposes, holders of ADRs will be treated as the owners of the underlying common stock that are represented by such ADRs. However, the U.S. Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADRs. Accordingly, the analysis of creditability of Korean taxes described below could be affected by future actions that may be taken by the U.S. Treasury. Deposits or withdrawals of common stock by holders for ADRs will not be subject to U.S. Federal income tax.

     Distributions on Common Stock or ADRs

     The gross amount of distributions (other than certain distributions of common stock or rights to subscribe for common stock) to holders of common stock or ADRs (including amounts withheld in respect of Korean withholding taxes) will be treated as dividend income to such holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Such income will be includable in the gross income of a holder as ordinary income on the day received by the holder, in the case of common stock, or by the Depositary, in the case of ADRs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

     With respect to U.S. holders who are individuals, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2009 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. Legislative history indicates that the current income tax treaty between the United States and Korea, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, the Company believes it is eligible for the benefits of the United States-Korean income tax treaty. However, individuals that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

     The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by the holder, in the case of common stock, or by the Depositary, in the case of ADRs, regardless of whether the Won are converted into U.S. Dollars. If the Won received as a dividend is not converted into U.S. Dollars on the date of receipt, a holder will have a basis in the Won equal to its U.S. Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You will be required to properly demonstrate to the company and the Korean tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for credit against your U.S. Federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADRs will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain holders, “financial services income”. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock or ADRs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADRs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Distributions of common stock or rights to subscribe for common stock that are received as part of a pro rata distribution to all of our shareholders generally may not be subject to U.S. Federal income tax. Consequently such distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new common stock or rights so received will be determined by allocating your basis in the old common stock between the old common stock and the new common stock or rights received, based on their relative fair market value on the date of distribution. However, the basis of the rights will be zero if (i) the fair market of the rights is less than 15 percent of the fair market value of the old common stock the time of distribution, unless the taxpayer elects to determine the basis of the old common stock and of the rights by allocating between the old common stock and the new common stock the adjusted basis of the old common stock or (ii) the rights are not exercised and thus expire.

     Sale, Exchange or Other Disposition of ADRs or Common Stock

     Upon the sale, exchange or other disposition of ADRs or common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the ADRs or common stock. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition, the ADRs or common stock have been held by you for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

     You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. Federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Estate and Gift Taxation

     Korean imposes an estate tax on a decedent who owns Registered Debt Securities and common stock (and possibly ADRs), even if the decedent was not a citizen or resident of Korea. See “— Korean Taxation-Estate Taxation and Gift Tax” above. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. Federal estate tax imposed on your estate. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADRs or the proceeds received on the sale, exchange, or redemption of the Registered Debt Securities, common stock or ADRs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability.

DOCUMENTS ON DISPLAY

     We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2002, 35.0% of our long-term debt (including the current portion thereof) was denominated in foreign currencies and 68.8% of such foreign currency denominated long-term debt was denominated in U.S. Dollars. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. Dollar, significantly affect us due to our significant amounts of foreign currency denominated short-term and long-term debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. Dollars.

     We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2001, fuel expenses represented 25.6% of revenue from the sale of electric power. In 2002, fuel expenses represented 22.6% of revenue from the sale of electric power.

     We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. A substantial portion of our borrowings from overseas sources have interest rates which are determined in reference to London Interbank Offered Rates (“LIBOR”) and a substantial portion of our borrowings from domestic sources have interest rates which are determined in reference to the rate offered on domestic bonds issued by The Korea Development Bank with a maturity of one year.

     We are also exposed to fluctuations in prices of fuel materials. In 2002, uranium accounted for 40.8% of our fuel requirements, coal accounted for 41.0%, oil accounted for 6.1% and LNG accounted for 11.1%, measured in each case by the amount of electricity we generated. In 2001, measured on the same basis, uranium accounted for 40.9% of our fuel requirements, coal accounted for 40.9%, oil accounted for 7.6% and LNG accounted for 8.0%.

     For additional discussions of our market risks, see Item 3 “Key Information — Risk Factors” and Item 5 “Operating and Financial Review and Properties — Liquidity and Capital Resources — Liquidity”.

     In order to limit our foreign exchange and interest rate exposure, we enter into derivative financial instruments only to a limited extent due primarily to the limited size of the Korean market for such derivative instruments. Such instruments include combined currency and interest rate swap agreements, interest rate swaps, and foreign exchange agreements. See Note 14 of Notes to Consolidated Financial Statements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. For information relating to fair market values of our derivative financial instruments, see Note 14 of Notes to Consolidated Financial Statements.

     The following analysis sets forth the sensitivity of our non-consolidated net income before income taxes (our “Pre-tax Income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3 “Key Information — Risk Factors — Risks Relating to Korea — Adverse developments in Korea would have adverse effects on us”. The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. All calculations are made under Korean GAAP.

     The following modeling assumptions were made in the following sensitivity analysis:

(1)	For any one year period, the Won/U.S. Dollar exchange rate at the beginning of such period was assumed to be KRW1,200.40 to US$1.00, which was the market exchange rate as of December 31, 2002. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one year period;

(2)	The amount of foreign currency debt to be incurred by us in 2003 and 2004 was assumed to be US$807 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. Dollars with a fixed interest rate, maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one year period; and

(3)	For any one-year period, we used prices of fuel materials in our budget for 2003 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2003 and 2004 was used.

     If the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our unrealized foreign exchange translation losses will increase by KRW551 billion in 2003, and by KRW501 billion in 2004. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 24 of Notes to Consolidated Financial Statements.

     In addition, if the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our Pre-tax Income will decrease by KRW227 billion in 2003 and by KRW143 billion in 2004, as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP); by KRW39 billion in 2003 and by KRW32 billion in 2004, as a result of increased interest expenses; and by KRW500 billion in 2003 and by KRW530 billion in 2004, as a result of increased fuel expenses.

     If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels at December 31, 2002, we estimate that our Pre-tax Income will decrease by KRW109 billion in 2003 and by KRW105 billion in 2004 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets. If any.

     If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels at December 31, 2002, we estimate that our Pre-tax Income will decrease by KRW521 billion in 2003 and by KRW552 billion in 2004.

     For comparative purposes, we also made the following modeling assumptions in June 2002 for the 2003 sensitivity analysis that follows these assumptions:

(1)	For any one-year period, the Won/U.S. Dollar exchange rate at the beginning of such period was assumed to be KRW1,326.10 to US$1.00, which was the market exchange rate as of December 31, 2001. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

(2)	The amount of foreign currency debt to be incurred by us in 2002 and 2003 was assumed to be US$0.5 billion. All such debt was assumed to be in U.S. Dollars with a fixed interest rate of 8%, maturity of over one year and payable at maturity, to be incurred by us evenly throughout a given one year period; and

(3)	For any one-year period, the prices of fuel materials at the time the 2002 sensitivity analysis was performed were used as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2002 and 2003 was used.

     If the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our unrealized foreign exchange translation losses would have increased by KRW605 billion in 2002, and will increase by KRW450 billion in 2003. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on short-term and long-term debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 24 of Notes to Consolidated Financial Statements.

     In addition, if the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2001, we estimate that our Pre-tax Income would have decreased by KRW59 billion in 2002 and will decrease by KRW186 billion in 2003, as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP); by KRW23 billion in 2002 and by KRW18 billion in 2003, as a result of increased interest expenses; and by KRW459 billion in 2002 and by KRW487 billion in 2003, as a result of increased fuel expenses.

     If the U.S. Dollar three month and six month LIBOR increase by 1% point and all other variables are held constant from their levels at December 31, 2001, we estimate that our Pre-tax Income would have decreased by KRW12 billion in 2002 and will decrease by KRW12 billion in 2003. The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets.

     If the U.S. Dollar fuel prices of uranium, bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels at December 31, 2001, we estimate that our Pre-tax Income would have decreased by KRW455 billion in 2002 and will decrease by KRW482 billion in 2003.

     The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward-looking statements”, which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     For certain modifications to the rights of our debt securities, see “Item 4. Information on the Company — History and Development — Recent Developments — Debt Restructuring”. Disclosure on use of proceeds are not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Our CEO and CFO have evaluated controls and procedures as of a date within 90 days prior to the filing date of this report and found no material defects in the effectiveness of our disclosure controls and procedures.

     In addition, there has been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of our evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B. CODE OF ETHICS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-50

     Reference is made to Item 19 “Exhibits” for a list of all financial statements and schedules filed as part of this annual report.

ITEM 19. EXHIBITS

     (a)  Financial Statements filed as part of this annual report

     The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

Page

Index to Financial Statements	F-1
Report of Independent Public Accountants Anjin & Co., an associate member firm of Deloitte Touche Tohmatsu	F-2
Report of Independent Auditors KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-4
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)	F-6
Report of Independent Auditors Young Wha Corporation, a member firm of Ernst & Young International (Korea Midland Power Co., Ltd.)	F-8
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)	F-9
Report of Independent Auditors Young Wha Corporation, a member firm of Ernst & Young International (as former Independent Auditors of Korea Electric Power Corporation)	F-11
Consolidated balance sheets as of December 31, 2001 and 2002	F-12
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-14
Consolidated statements of stockholders’ equity for the years ended December 31, 2000, 2001 and 2002	F-15
Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002	F-16
Notes to the consolidated financial statements	F-18

     (b)  Exhibits filed as part of this annual report

1.1	Articles of Incorporation (in Korean and English)*

2.1	Form of Deposit Agreement**

10.1	Consent of Anjin & Co., an associate member firm of Deloitte Touche Tohmatsu

10.2	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)

10.3	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)

10.4	Consent of Young Wha Corporation, a member firm of Ernst & Young International (Korea Midland Power Co., Ltd.)

10.5	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)

10.6	Consent of Young Wha Corporation, a member firm of Ernst & Young International (as former Independent Auditors of Korea Electric Power Corporation)

10.7	The Korea Electric Power Corporation Act (in English)***

10.8	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****

10.9	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

10.10	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

13.1	Certifications of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certifications of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.

***	A fair and accurate translation from Korean to English.

****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By: /s/ Kang, Dong-Suk

	Name:	Kang, Dong-Suk
	Title:	Chairman & CEO

Date: June 27, 2003.

Certification

I, Kang, Dong-Suk, certify that:

1.     I have reviewed this annual report on Form 20-F of Korea Electric Power Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By: /s/ Kang, Dong-Suk

Name: Kang, Dong-Suk Title: Chairman & CEO

Certification

I, Park, Hee-Gab, certify that:

1.     I have reviewed this annual report on Form 20-F of Korea Electric Power Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By: /s/ Park, Hee-Gab

Name: Park, Hee-Gab Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Page

Index to Financial Statements	F-1
Report of Independent Public Accountants Anjin & Co., an associate member firm of Deloitte Touche Tohmatsu	F-2
Report of Independent Auditors KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-4
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)	F-6
Report of Independent Auditors Young Wha Corporation, a member firm of Ernst & Young International (Korea Midland Power Co., Ltd.)	F-8
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)	F-9
Report of Independent Auditors Young Wha Corporation, a member firm of Ernst & Young International (as former Independent Auditors of Korea Electric Power Corporation)	F-11
Consolidated balance sheets as of December 31, 2001 and 2002	F-12
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-14
Consolidated statements of stockholders’ equity for the years ended December 31, 2000, 2001 and 2002	F-15
Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002	F-16
Notes to the consolidated financial statements	F-18

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheets of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2001 financial statements of Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea East-West Power Co., Ltd., which statements reflect 42.1 percent of the consolidated assets as of December 31, 2001 and 33.8 percent of the consolidated revenue for the year then ended December 31, 2001. We did not audit the 2002 financial statements of Korea Hydro & Nuclear Power Co., Ltd. and Korea Midland Power Co., Ltd., which statements reflect 31.6 percent of the consolidated assets as of December 31, 2002 and 29.2 percent of the consolidated revenue for the year then ended December 31, 2002. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors. The consolidated financial statements of the Company as of December 31, 2000 were audited by Young Wha Corporation, whose report dated April 21, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the 2001 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002, and the consolidated results of its operations, changes in its stockholders’ equity, and its cash flows for the years then ended in conformity with the Financial Accounting Standards as established by the Financial Supervisory Commission of the Republic of Korea (see Note 2).

Our audits also comprehend the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

As discussed in Note 1, Korea Electric Power Corporation spun off its power generation division on April 2, 2001, in accordance with the approval of the stockholders on March 16, 2001, which resulted in the establishment of six new power generation subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. As of April 2, 2001, their combined assets and liabilities were W35,131,773 million and W17,646,157 million, respectively.

As discussed in Note 1, the Company is considering the gradual privatization of its power generation subsidiaries and distribution business, in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy (“Restructuring Plan”). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences and the reconciliation of net income and stockholders’ equity to U.S. generally accepted accounting principles are set forth in Note 24.

Anjin & Co.
(A former member firm of Andersen Worldwide.
Anjin & Co. became an associate member firm of
Deloitte Touche Tohmatsu effective July 2, 2002.)

Seoul, Korea
    May 19, 2003

Independent Auditors’ Report

The Board of Directors and Stockholder
Korea Hydro & Nuclear Power Co., Ltd.:

We have audited the balance sheets of Korea Hydro & Nuclear Power Co., Ltd. (the “Company”) as of December 31, 2002 and 2001 and the related statements of income and retained earnings and cash flows for the year ended December 31, 2002 and for the period from April 2, 2001 (inception) to December 31, 2001, all expressed in Korean Won. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from April 2, 2001 (inception) to December 31, 2001 in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the financial statements expressed in Korean Won have been translated into United States dollars on the basis set forth in the financial statements.

Financial Accounting Standards in the Republic of Korea vary in certain material respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected stockholder’s equity as of December 31, 2002 and 2001 and results of operations for the year ended December 31, 2002 and for the period from April 2, 2001 (inception) to December 31, 2001 to the extent summarized in the financial statements.

KPMG Samjong Accounting Corp. Seoul, Korea March 19, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Korea South-East Power Co., Ltd.

We have audited the accompanying balance sheets of Korea South-East Power Co., Ltd. (the “Company”) as of December 31, 2001 and the related statements of income, appropriations of retained earnings and cash flows for the period from April 2, 2001 (inception) to December 31, 2001(not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and the results of its operations, the appropriations of its retained earnings and its cash flows for the period from April 2, 2001 (inception) to December 31, 2001, in conformity with financial accounting standards generally accepted in Korea (“Korean GAAP”).

Our audit also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in a note to the Korea South-East Power Co., Ltd.’s financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for the period from April 2, 2001(inception) to December 31, 2001, and stockholders’ equity as of December 31, 2001, to the extent summarized in a note to the Korea South-East Power Co., Ltd.’s financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in a note to the Korea South-East Power Co., Ltd.’s financial statements, on April 2, 2001, the Company was established as a subsidiary of Korea Electric Power Corporation (“KEPCO”) through transfers of certain of KEPCO’s power generation related assets and liabilities pursuant to the Restructuring Plan of the Electric Power Industry in the Republic of Korea.

As discussed in a note to the Korea South-East Power Co., Ltd.’s financial statements, most of Company’s sales have been recognized through transactions with its parent, KEPCO. Sales to KEPCO were W1,123,527 million for the period from April 2, 2001 to December 31, 2001 and the related trade receivables from KEPCO were W121,205 million as of December 31, 2001.

As discussed in a note to the Korea South-East Power Co., Ltd.’s financial statements, the Company contributed its harbor facilities to the Korean Government with an expectation to obtain the right to use the harbor facilities free of charge. As a result, the Company reclassified construction costs related to the harbor facilities to intangible assets. However, the Korean government decided not to grant the Company the right to use the harbor facilities free of charge. As a result, the Company filed a lawsuit against the Ministry of Marine Affairs and Fisheries to invalidate such decision. In addition, the Company is involved in 3 lawsuits filed against the Company by Hyundai Merchant Marine Co., Ltd and other companies claiming reimbursement of ship repair costs, amounting to W7,450 million. The ultimate outcome of the lawsuits is not predictable as of December 31, 2001.

As discussed in a note to the Korea South-East Power Co., Ltd.’s financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Date: May 3, 2002	Ahn Kwon & Co. Seoul, Korea

Independent Auditors’ Report

The Board of Directors and Stockholder of
Korea Midland Power Co., Ltd.

We have audited the balance sheets of Korea Midland Power Co., Ltd. (the “Company”) as of December 31, 2001 and 2002, and the related statements of income, appropriations of unappropriated retained earnings and cash flows for the period from April 2, 2001 (inception) to December 31, 2001 and the year ended December 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2001 and 2002, the results of its operations, appropriations of unappropriated retained earnings and cash flows for the period from April 2, 2001 (inception) to December 31, 2001 and the year ended December 31, 2002 in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for the period from April 2, 2001 (inception) to December 31, 2001 and the year ended December 31, 2002, and stockholder’s equity as of December 31, 2001 and 2002, to the extent summarized in Note 22 to the financial statements (not presented separately herein).

Young Wha Seoul, Korea April 4, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Korea East-West Power Co., Ltd.

We have audited the accompanying balance sheet of Korea East-West Power Co., Ltd. (the “Company”) as of December 31, 2001 and the related statements of operations, dispositions of deficit and cash flows for the period from April 2, 2001 (inception) to December 31, 2001 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and the results of its operations, the disposition of its deficit and its cash flows for the period from April 2, 2001(inception) to December 31, 2001, in conformity with financial accounting standards generally accepted in Korea (“Korean GAAP”).

Our audit also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in a note to the Korea East-West Power Co., Ltd.’s financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for the period from April 2, 2001 to December 31, 2001, and stockholders’ equity as of December 31, 2001, to the extent summarized in a note to the Korea East-West Power Co., Ltd.’s financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in a note to the Korea East-West Power Co., Ltd.’s financial statements, on April 2, 2001, the Company was established as a subsidiary of Korea Electric Power Corporation (“KEPCO”) through transfers of certain of KEPCO’s power generation related assets and liabilities pursuant to the Restructuring Plan of the Electric Power Industry in the Republic of Korea.

As discussed in a note to the Korea East-West Power Co., Ltd.’s financial statements, most of Company’s the sales have been recognized through transactions with its parent, KEPCO. Sales to KEPCO were W1,379,068 million for the period from April 2, 2001 to December 31, 2001. The related trade receivables from KEPCO were W167,887 million and the trade payables to KEPCO were W23,065 million as of December 31, 2001.

As discussed in a note to the Korea East-West Power Co., Ltd.’s financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Date: May 3, 2002	Ahn Kwon & Co. Seoul, Korea

Report of Independent Auditors

The Board of Directors and Stockholders
Korea Electric Power Corporation

We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and cash flows of Korea Electric Power Corporation and subsidiaries (the “Company”) for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the operations, changes in stockholders’ equity and cash flows of Korea Electric Power Corporation and subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 2 to the consolidated financial statements, during 2000 the Company changed its accounting for consolidation to conform with revisions in Korean GAAP.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated results of operations for the year ended December 31, 2000 to the extent summarized in Note 23 to the consolidated financial statements.

Young Wha Seoul, Korea April 21, 2001

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

					Translation into
	Korean won				U.S. Dollars (Note 2)

	2001		2002		2002

	(In millions)				(In thousands)
ASSETS
Utility plant (Notes 3 and 4)	W	69,578,661	W	75,588,054	$63,717,486
Less: Accumulated depreciation		(7,140,116)		(11,963,081)	(10,084,364)
Construction grants		(1,844,359)		(2,321,219)	(1,956,688)

		60,594,186		61,303,754	51,676,434
Non-utility plant, net		1,129,542		—	—

		61,723,728		61,303,754	51,676,434

Investments and others:
Investment securities (Note 5)		1,115,623		1,353,308	1,140,781
Long-term loans (Note 6)		208,136		257,098	216,723
Deferred income tax assets		1,195,290		1,261,813	1,063,654
Currency and interest rate swaps (Note 14)		216,162		324,093	273,196
Intangibles (Note 17)		461,733		459,202	387,088
Other non-current assets (Note 13)		267,900		638,359	538,109

		3,464,844		4,293,873	3,619,551

Current assets:
Cash and cash equivalents (Note 13)		2,303,954		1,997,480	1,683,790
Trade receivables, net of allowance for doubtful accounts (Notes 13 and 19)		1,496,260		1,534,847	1,293,810
Accounts receivable-other, net of allowance for doubtful accounts (Notes 13 and 19)		251,759		310,497	261,736
Marketable securities (Note 7)		3,092		23,136	19,503
Short-term financial instruments (Note 13)		397,713		137,852	116,203
Short-term loans (Note 6)		13,066		14,661	12,358
Inventories (Notes 4 and 8)		694,621		721,556	608,241
Prepayments		55,731		1,992	1,679
Other current assets		157,375		172,471	145,386

		5,373,571		4,914,492	4,142,706

Total assets	W	70,562,143	W	70,512,119	$59,438,691

(continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2001 AND 2002

					Translation into
	Korean won				U.S. Dollars (Note 2)

	2001		2002		2002

	(In millions)				(In thousands)
STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ Equity (Notes 9 and 14):
Common Stock	W	3,200,504	W	3,200,504	$2,697,888
Capital surplus		14,905,237		14,483,121	12,208,649
Retained Earnings		14,947,359		17,908,063	15,095,729
Capital Adjustments		(43,465)		(137,973)	(116,305)
Minority interest in consolidated subsidiaries		172,059		108,073	91,101

Total stockholders’ equity		33,181,694		35,561,788	29,977,062

Long-term Liabilities:
Long-term debt (Note 11)		22,074,720		17,665,355	14,891,136
Accrued severance indemnities, net (Note 2)		278,202		454,326	382,977
Reserve for decommissioning cost (Note 2)		3,849,217		4,417,934	3,724,129
Reserve for self-insurance		78,243		82,536	69,574
Currency and interest swaps (Note 14)		448,486		477,075	402,154
Financing lease liabilities (Note 12)		14,610		5,366	4,523
Deferred income tax liabilities		1,047,882		1,346,043	1,134,657
Other long-term liabilities		302,740		395,541	333,424

		28,094,100		24,844,176	20,942,574

Current Liabilities:
Trade payables (Notes 13 and 19)		733,283		734,437	619,099
Accounts payable-other (Notes 13 and 19)		815,954		931,892	785,545
Short-term borrowings (Note 11)		556,929		157,733	132,962
Current portion of long-term debt (Note 11)		5,270,433		5,653,428	4,765,597
Income tax payable		574,081		1,270,664	1,071,115
Accrued expenses		324,314		264,685	223,118
Dividends payable (Note 10)		354,293		513,824	433,132
Other current liabilities		657,062		579,492	488,487

		9,286,349		10,106,155	8,519,055

Total liabilities		37,380,449		34,950,331	29,461,629

Total stockholders’ equity and liabilities	W	70,562,143	W	70,512,119	$59,438,691

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

							Translation into
	Korean won						U.S. Dollars (Note 2)

	2000		2001		2002		2002

							(In thousands, except
	(In millions, except per share amount)						per share amount)
OPERATING REVENUE (Note 19):
Sale of electricity	W	17,869,048	W	18,863,802	W	20,406,404	$17,201,723
Other operating revenues		839,061		1,361,186		959,271	808,624

		18,708,109		20,224,988		21,365,675	18,010,347

OPERATING EXPENSES:
Power generation, transmission, distribution (Note 15)		12,949,173		13,685,512		13,405,043	11,299,876
Purchased power (Note 20)		791,386		987,272		1,207,381	1,017,770
Other operating costs		499,620		445,022		545,867	460,143
Selling and administrative expenses (Note 16)		997,894		1,118,355		1,160,601	978,337

		15,238,073		16,236,161		16,318,892	13,756,126

OPERATING INCOME:		3,470,036		3,988,827		5,046,783	4,254,221
OTHER INCOME (EXPENSES):
Interest income		108,541		88,427		90,929	76,649
Interest expense		(1,381,438)		(1,203,179)		(1,016,422)	(856,800)
Gain (loss) on foreign currency transactions and translation, net		(388,692)		(13,228)		511,950	431,552
Gain on valuation using the equity method of accounting (Note 5)		55,536		97,548		94,853	79,957
Impairment loss on investments (Note 5)		(43,620)		—		(1,244)	(1,049)
Reversal of impairment loss on investments		—		22,602		—	—
Gain on disposal of investment, net (Note 5)		284,075		162,439		433,151	365,128
Gain (loss) on disposal of utility plants, net		330,848		(17,728)		(10,991)	(9,265)
Gain (loss) on repayment of bonds, net		(4,329)		(101,584)		12,953	10,919
Valuation gain (loss) on currency and interest rate swaps, net (Note 14)		(82,383)		(132,008)		64,008	53,956
Donations		(167,944)		(112,431)		(121,379)	(102,317)
Rent		30,299		47,060		103,593	87,324
Other, net		(5,900)		104,979		(37,326)	(31,464)

		(1,265,007)		(1,057,103)		124,075	104,590

ORDINARY INCOME		2,205,029		2,931,724		5,170,858	4,358,811
EXTRAORDINARY ITEM		—		—		—	—

INCOME BEFORE INCOME TAX EXPENSE		2,205,029		2,931,724		5,170,858	4,358,811
INCOME TAX EXPENSE (Note 18)		(721,310)		(1,293,133)		(2,103,792)	(1,773,406)

INCOME BEFORE MINORITY INTERESTS		1,483,719		1,638,591		3,067,066	2,585,405
MINORITY INTERESTS		(1,129)		(3,741)		(18,961)	(15,983)

NET INCOME	W	1,482,590	W	1,634,850	W	3,048,105	$2,569,422

EARNINGS PER SHARE (Note 2)
Basic earnings per share	W	2,320	W	2,559	W	4,770	$4.02

Diluted earnings per share	W	2,319	W	2,559	W	4,770	$4.02

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Korean Won (In millions)

	Common		Capital		Retained		Capital		Minority
	Stock		Surplus		Earnings		Adjustments		Interests		Total

Balances at January 1, 2000	W	3,199,456	W	14,804,048	W	12,425,628	W	(107,673)	W	3,624	W	30,325,083
Net income		—		—		1,482,590		—		—		1,482,590
Dividends declared		—		—		(333,317)		—		—		(333,317)
Cumulative effect of changes in accounting policy		—		—		111,227		—		—		111,227
Conversion of convertible bonds		1,048		5,554		—		(6,766)		—		(164)
Reserve for asset revaluation		—		(5,596)		—		—		—		(5,596)
Reserve for losses in excess of minority interests		—		—		680		—		—		680
Loss on disposal of treasury stock		—		(17,116)		—		17,116		—		—
Gain on disposal of subsidiary’s common stock		—		420,661		—		—		—		420,661
Changes in capital adjustments		—		—		—		26,479		—		26,479
Changes in minority interests		—		—		—		—		100,556		100,556
Changes in equity interests		—		(69,226)		—		—		—		(69,226)

Balances at December 31, 2000		3,200,504		15,138,325		13,686,808		(70,844)		104,180		32,058,973

Net income		—		—		1,634,850		—		—		1,634,850
Dividends declared		—		—		(351,432)		—		—		(351,432)
Gain on disposal of treasury stock		—		13,258		—		—		—		13,258
Changes in capital adjustments		—		—		—		32,621		—		32,621
Changes in minority interests		—		—		—		—		67,879		67,879
Changes in equity interests		—		(73,463)		—		—		—		(73,463)
Adjustment of equity of the investee not subject to equity method		—		(172,883)		(22,867)		(5,242)		—		(200,992)

Balances at December 31, 2001		3,200,504		14,905,237		14,947,359		(43,465)		172,059		33,181,694

Net income		—		—		3,048,105		—		—		3,048,105
Dividends declared		—		—		(511,350)		—		—		(511,350)
Gain on disposal of treasury stock		—		(310)		—		—		—		(310)
Gain on disposal of subsidiary’s common stock		—		(423,949)		423,949		—		—		—
Changes in capital adjustments		—		—		—		(93,347)				(93,347)
Changes in minority interests		—		—		—		—		19,620		19,620
Changes in equity interests		—		2,143		—		(2,143)		—		—
Disposal of subsidiary’s common stock		—		—		—		982		(83,606)		(82,624)

Balances at December 31, 2002	W	3,200,504	W	14,483,121	W	17,908,063	W	(137,973)	W	108,073	W	35,561,788

Translation into U.S. Dollars (In thousands) (Note 2)		$2,697,888		$12,208,649		$15,095,729		$(116,305)		$91,101		$29,977,062

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

							Translation into
	Korean won						U.S. Dollars (Note 2)

	2000		2001		2002		2002

	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	W	1,482,590	W	1,634,850	W	3,048,105	$2,569,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		5,329,675		5,237,151		5,162,148	4,351,469
Provision for severance and retirement benefits		141,602		174,717		202,763	170,921
Provision for decommissioning costs		522,427		424,092		583,372	491,758
Provision for self-insurance		14,126		4,861		5,465	4,607
Allowance for doubtful accounts		2,237		13,726		8,602	7,251
Interest expense		9,694		9,072		17,192	14,492
Loss (gain) on foreign currency translation, net		395,490		22,273		(424,791)	(358,081)
Gain on disposal of investment, net		(284,075)		(162,439)		(433,151)	(365,128)
Impairment loss on investments		43,620		—		1,244	1,049
Reversal of impairment loss on investments		—		(22,602)		—	—
Gain on valuation using the equity method of accounting		(55,536)		(97,548)		(94,853)	(79,957)
Valuation loss (gain) on currency and interest rate swaps, net		82,383		132,008		(64,008)	(53,956)
Donations		79,929		573		—	—
Decrease in deferred income tax assets		97,829		334,697		220,937	186,240
Increase in trade receivables		(13,825)		(36,903)		(68,932)	(58,107)
Increase in accounts receivables-other		(49,599)		(64,655)		(42,383)	(35,727)
Decrease (increase) in inventories		4,211		(108,111)		(7,128)	(6,009)
Decrease (increase) in prepayments		23,205		(41,838)		70,608	59,520
Increase (decrease) in trade payables		25,036		(128,164)		44,799	37,764
Increase (decrease) in accounts payable- other		(229,015)		(189,387)		90,129	75,975
Increase (decrease) in income tax payable		(518,513)		398,489		700,762	590,712
Increase (decrease) in accrued expenses		108,884		(110,662)		(47,472)	(40,017)
Payment of severance and retirement benefits		(2,475,516)		(36,160)		(15,826)	(13,341)
Payment of decommissioning costs		(10,585)		(16,211)		(13,841)	(11,667)
Payment of self-insurance		(1,358)		(1,736)		(1,171)	(987)
Others, net		(111,081)		299,001		(185,455)	(156,331)

Net cash provided by operating activities		4,613,835		7,669,094		8,757,115	7,381,872

(continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

							Translation into
	Korean won						U.S. Dollars (Note 2)

	2000		2001		2002		2002

	(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of utility plant	W	602,035	W	66,562	W	106,821	$90,046
Addition to utility plant		(6,738,848)		(7,187,492)		(6,653,066)	(5,608,249)
Receipt of construction grants		397,498		564,009		626,566	528,168
Acquisition of long-term financial instruments		—		(2,000)		(2,500)	(2,107)
Proceeds from sale of investment securities		805,934		138,219		404,284	340,794
Collection (payment) of long-term loans, net		(41,523)		(42,642)		30,524	25,730
Increase in intangibles, net		(197,565)		(18,046)		(45,783)	(38,593)
Increase in other non-current assets, net		(772,079)		(132,009)		(96,031)	(80,950)
Proceeds (acquisition) of short-term financial instruments, net		(2,553)		(227,666)		246,461	207,756
Collection of short-term loans, net		14,238		27,269		10,517	8,865
Proceeds from sale (acquisition) of marketable securities, net		11,987		20,372		(20,002)	(16,861)

Net cash used in investing activities		(5,920,876)		(6,793,424)		(5,392,209)	(4,545,401)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		8,208,877		8,426,715		3,382,873	2,851,617
Payment of long-term debt		(2,978,178)		(1,431,553)		(1,301,807)	(1,097,367)
Payment of current portion of long-term debt		(3,287,352)		(5,687,204)		(5,241,520)	(4,418,376)
Proceeds from (payment of) short-term borrowings		(1,117,437)		38,791		(149,147)	(125,725)
Payment of cash dividends		(297,411)		(333,462)		(329,659)	(277,888)
Other, net		520,946		56,019		(32,120)	(27,077)

Net cash provided by (used in) financing activities		1,049,445		1,069,306		(3,671,380)	(3,094,816)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(257,596)		1,944,976		(306,474)	(258,345)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD (Note 22)		616,574		358,978		2,303,954	1,942,135

CASH AND CASH EQUIVALENTS, END OF THE PERIOD (Note 22)	W	358,978	W	2,303,954	W	1,997,480	$1,683,790

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 AND 2002

1.	GENERAL:

(1) The Company

Korea Electric Power Corporation (the “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of the electric power resources. KEPCO was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO has listed its Depository Receipt (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2002, Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.35 percent, 21.57 percent and 25.07 percent of KEPCO’s shares, respectively.

KEPCO spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company is considering the gradual privatization of its power generation subsidiaries and distribution business, which is in accordance with the restructuring plan dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy (“Restructuring Plan”). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect determination of utility rate, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

(2) Consolidated Subsidiaries

		Ownership
		Percentage (%)
	Year of
Subsidiaries	Establishment	2001	2002	Primary business

Korea Hydro & Nuclear Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Industrial	1990	100.0	100.0	Disposal of power-plant ash and
Development Co., Ltd.				electric meter reading
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
Powercomm Corporation (*2)	2000	89.5	44.0	Communication line leasing
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO Philippines Corporation	1995	100.0	100.0	Utility plant rehabilitation and
				operation (Subsidiary of KEPCO
				International Hong Kong Ltd.)
KEPCO Ilijan Corporation	1997	51.0	51.0	Construction and operation of
				utility plant (Subsidiary of
				KEPCO International Philippines
				Inc.)

(*1)	Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

(a)	The newly established power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant

Korea Hydro & Nuclear Power Co., Ltd.
(KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin

(b)	Details of the spin-off

a)	KEPCO spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

b)	Registration date of the spin off: April 2, 2001

c)	Date of resolution of stockholders: March 16, 2001

d)	Date of resolution of Board of Directors: February 24, 2001

(c)	Assets and liabilities of the spun off division

a)	Assets and liabilities of the spun off division as of the date of the spin off (won in million)

	KHNP		KOSEPCO		KOMIPO		KOWEPCO		KOSPO		KEWESPO		Total

Assets	W	18,791,413	W	2,490,720	W	2,662,209	W	2,904,046	W	3,627,985	W	4,655,400	W	35,131,773
Liabilities		9,426,614		1,258,716		1,336,317		1,461,408		1,830,607		2,332,495		17,646,157

Net assets	W	9,364,799	W	1,232,004	W	1,325,892	W	1,442,638	W	1,797,378	W	2,322,905	W	17,485,616

b)	Assets and liabilities of the spun off division as of December 31, 2000 (won in million)

	KHNP		KOSEPCO		KOMIPO		KOWEPCO		KOSPO		KEWESPO		Total

Assets	W	17,433,479	W	2,688,953	W	2,209,503	W	2,943,194	W	3,507,340	W	4,696,226	W	33,478,695
Liabilities		9,231,779		1,469,853		1,234,789		1,542,594		1,819,240		2,463,526		17,761,781

Net assets	W	8,201,700	W	1,219,100	W	974,714	W	1,400,600	W	1,688,100	W	2,232,700	W	15,716,914

c)	Result of operations of the spun off division (From January 1, 2001 to April 1, 2001) (won in million)

	KHNP		KOSEPCO		KOMIPO		KOWEPCO		KOSPO		KEWESPO		Total

Net sales	W	1,097,586	W	410,195	W	345,771	W	406,931	W	413,058	W	481,710	W	3,155,251
Cost of goods sold		875,074		360,346		280,101		380,139		401,384		460,825		2,757,869

Gross profit	W	222,512	W	49,849	W	65,670	W	26,792	W	11,674	W	20,885	W	397,382

(*2)	KEPCO sold a portion of its investment in Powercomm Corporation during 2002, which reduced its ownership interest to 44%.

(3)	The affiliates accounted for using the equity method

		Ownership
		Percentage (%)
	Year of
Affiliate	Establishment	2001	2002	Primary business

Korea Gas Corporation	1983	24.5	24.5	Sales of liquefied natural gas
Korea District Heating Co., Ltd.	1985	26.1	26.1	Providing of heating
YTN	1993	21.4	21.4	Broadcasting
Powercomm Corporation	2000	89.5	44.0	Communication line leasing

(4)	Uncertainties of domestic economic situation

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the area of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management’s current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1)	Basis of Consolidated Financial Statement Presentation

KEPCO maintains its official accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, is not presented in the accompanying financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,186.30 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual result could differ from those estimates.

(2)	Principles of Consolidation

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include majority owned entities and entities of which KEPCO owns more than 30 percent of total outstanding voting stock and is the largest stockholder. Investments in affiliates in which KEPCO is able to exercise significant influence over the operating and financial policies of the investee are accounted for using the equity method. Significant influence is deemed to exist when the investor owns more than 20 percent of the investee’s voting shares unless there is evidence to the contrary.

Investments of KEPCO and equity accounts of subsidiaries subject to consolidation were eliminated at the dates KEPCO obtained control of the subsidiaries. Any difference between the cost of acquisition and the book value of the subsidiary is recorded as either goodwill or negative goodwill. Goodwill is amortized using the straight-line method within twenty years from the year the acquisition occurred. Negative goodwill is recovered, within the limit of the aggregate fair values of identifiable non-monetary assets, using the straight-line method over weighted-average years of depreciable assets and the amounts in excess of the limit are charged to current operations and presented as extraordinary gain at the acquisition date.

Intercompany receivables and payables including trade receivables and trade payables are eliminated. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

(3)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and Assets Revaluation Law of Korea, net of depreciation. Expenditures that result in the enhancement of the value or extension of the useful lives of the utility plants involved are capitalized as additions to property, plant and equipment. The Company capitalizes interest and other borrowing cost on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. The amount of capitalized interest was W877,686 million and W548,292 million for the years ended December 31, 2001 and 2002, respectively, of which foreign currency transaction and translation losses added to the capitalized interest amounted to W136,352 million and W19,916 million, respectively, and foreign currency transaction and translation gains deducted from the capitalized interest amounting to W72,115 million and W63,549 million, respectively.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the estimated useful lives described as follows:

Years

Buildings	8~30
Structures	8~30
Machinery	16
Vehicles	4
Others	4, 9

KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the useful lives of the related assets. KEPCO received W560,246 million and W624,527 million of construction grants, and offset W263,107 million and W205,975 million against depreciation expense and others for the years ended December 31, 2001 and 2002, respectively.

(4)	Asset Impairment

When the book value of asset exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, and the amount is material, the impaired assets is recorded at the recoverable value and the resulting impairment loss is charged to current operations. When the recoverable value exceeds the adjusted book value of the assets in the following year, the recoveries of previously recognized losses is recognized as gain in subsequent periods until the net realizable value equals the book value of the assets before the loss is recognized.

In 2001, the Company recognized an impairment loss on property, plant and equipment in the Youngwol and Busan thermal power plants amounting to W11,206 million, which is the difference between the book value and recoverable value considering future cash flows.

The Company evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company may record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

(5)	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital lease. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

(6)	Valuation of Marketable Securities and Investment Securities

Marketable securities are recorded at purchase price cost plus incidental cost. However, if the fair value differs from the book value determined using the weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Investments in equity securities (excluding those accounted for using the equity method) that are not actively traded (unlisted security) are stated at acquisition cost, determined using the weighted average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with valuation gain or loss reported as a capital adjustment within stockholders’ equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders’ equity.

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investee’s are accounted for using the equity method. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Investments in debt securities are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity investment debt securities are stated at acquisition cost, as determined using the weighted average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to-maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders’ equity.

The lower of the acquisition cost of investments in the treasury stock funds and the fair value of treasury stock included in a fund is recorded as treasury stock in capital adjustment.

(7)	Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight -line method over the estimated useful lives, from 4 years to 50 years, of related assets.

(8)	Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and prior year collection experience. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(9)	Inventories

Inventories are stated at the lower cost or net realizable value, cost being determined by the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

(10)	Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

(11)	Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are W317,688 million and W520,891 million as of December 31, 2001 and 2002, respectively. Severance indemnities paid amounted to W36,160 million and W15,826 million in 2001 and 2002, respectively.

Funding of the severance indemnities are not required, however, tax deductions are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of W39,349 million and W66,449 million as of December 31, 2001 and 2002, respectively, which are presented as deduction from accrued severance indemnities.

The Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea. Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay to the Fund. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W137 million and W116 million as of December 31, 2001 and 2002, respectively, are presented as a deduction from accrued severance benefits.

(12)	Reserve for Decommissioning Costs and Self-Insurance

The Company accrues expenses for estimated decommissioning costs of nuclear facilities based on engineering studies prepared in 1992. These expenses are included in operating expenses in the accompanying statements of income. As of December 31, 2002, the Company has accrued W 4,417,934 million for the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of W1,552,200 million and dismantling costs of spent fuel and radioactive waste of W 2,865,734 million. Annual additions to the reserve are in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis, reflecting the inflation rate. The Company accrued W424,092 million and W583,372 million as the reserve for decommissioning costs for the years ended December 31, 2001 and 2002, respectively. The accounting for decommissioning costs for nuclear power plants involves significant estimates related to costs to be incurred many years in the future. Changes in these estimates could significantly impact the Company’s financial position, results of operations and cash flows.

In accordance with the Accounting Regulations for Government Invested Enterprises, KEPCO provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with KEPCO’s non-insured facilities. Payments made to settle applicable claims and damages are charged to this reserve.

(13)	Foreign Currency Transactions and Translations

KEPCO and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying consolidated financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was W1,326.10 and W1,200.40 to US$1.00 at December 31, 2001 and 2002, respectively. The translation gains or losses are reflected in current operations. Foreign currency assets and liabilities of the Company’s overseas subsidiaries are translated at the rate at the balance sheet date, and income and expenses are translated at the weighted average rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in capital adjustments. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign subsidiaries.

(14)	Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(15) Revenue Recognition

KEPCO recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. KEPCO does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. KEPCO recognizes revenue on long-term contracts, which are related to construction of power plants in North Korea, based on the percentage-of-completion.

(16) Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the enacted future tax rate in effect at each balance sheet date. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent the Company believes that recovery is not likely, such deferred tax assets are reduced by direct write-down. Estimates of future taxable income involve judgments with respect to future economic factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ from these estimates and the amount of the deferred tax assets recognized would need to be increased or decreased accordingly.

(17) Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 638,942,167 shares, 638,975,080 shares and 639,046,001 shares for the years ended December 31, 2000, 2001 and 2002, respectively.

Ordinary income per diluted share and earnings per diluted share is computed by dividing ordinary income and net income, after addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the dilutive potential common shares. The number of shares used in computing earning and ordinary income per diluted share is 643,023,800 shares, 638,975,080 shares and 639,046,001 shares for the years ended December 31, 2000, 2001 and 2002, respectively.

	2000		2001		2002

Net income	W	1,482,590	W	1,634,850	W	3,048,105
Interest expense on convertible bonds		8,887		—		—

Dilutive net income		1,491,477		1,634,850		3,048,105
Extraordinary gain, net		—		—		—
Tax effect		—		—		—

Dilutive ordinary income	W	1,491,477	W	1,634,850	W	3,048,105

(18) Revision of working rules for consolidated financial statements

The Company prepared its consolidated financial statements in accordance with the revised working rules for consolidated financial statements in the Republic of Korea effective for fiscal years beginning on January 1, 2000. The revised working rules for consolidated financial statements require, among other items, the inclusion of certain subsidiaries in the consolidation that had previously been excluded, the introduction of a consolidated statement of stockholders’ equity, and the introduction of the purchase method and pooling of interest method of accounting for the treatment of the differences between the carrying value of investments and the corresponding equity ownership of the investees’ stockholders’ equity accounts upon elimination.

Under the revised accounting for consolidation, when a controlling company still has control over its subsidiary even after the controlling company sold a portion of its investment in the subsidiary, the disposal gain or loss realized in connection with the sale of a subsidiary’s common stock should be presented as additions or deductions of consolidated capital surplus in the consolidated financial statements. Prior to this revision, such gain or loss was recorded in other income or expense. As a result of this change, consolidated net income for the year ended December 31, 2000 decreased by W 291,097 million over what would have been reported by applying the prior consolidation treatment.

3.	PROPERTY, PLANT AND EQUIPMENT:

(1)	Asset revaluation

KEPCO has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and the resultant gain from asset revaluation was W12,552,973 million.

(2)	Publicly announced land prices

The published price of the Company’s land as announced by Korean Government is as follows (won in millions):

Purpose	Book value		Land prices

Sites of utility plant	W	5,557,943	W	4,922,290

(3)	Utility plant

Utility plant as of December 31, 2001 and 2002 is as follows (won in millions):

	2001		2002

Land	W	5,566,136	W	5,557,943
Buildings		7,350,928		8,493,206
Structures		23,493,528		25,944,743
Machinery		19,493,431		24,034,908
Vehicles		64,829		71,199
Nuclear fuel		1,842,348		2,262,641
Construction in progress		11,154,270		7,776,506
Others		613,191		1,446,908

	W	69,578,661	W	75,588,054

4.	INSURED ASSETS:

Insured assets as of December 31, 2002 are as follows (won in millions):

Insured assets	Insurance type	Insured value

Buildings and machinery	Fire insurance	W	2,339,674
Buildings and machinery	Construction insurance		4,692,588
Inventories and machinery	Shipping insurance		1,164,152
Buildings	General insurance		147,187

In addition, the Company carries compensation insurance for nuclear property (US$ 1,000 million per accident), compensation and responsibility insurance in relation to the operation of the nuclear power plants, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles and casualty insurance for its employees.

5.	INVESTMENT SECURITIES:

(1)	Investment securities as of December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

Listed equity security	W	39,539	W	—
Securities subject to the equity method		872,369		1,214,271
Non-listed equity securities		114,584		126,725
Others		89,131		12,312

	W	1,115,623	W	1,353,308

(2)	The listed equity security as of December 31, 2001, represents the Company’s investment in LG Telecom, Ltd., which is stated at fair value. A valuation gain of W14,539 million was recorded as a capital adjustment.

(3)	Securities subject to the equity method as of December 31, 2001 and 2002 are as follows (won in millions):

	2001			2002

	Ownership	Book		Ownership	Acquisition		Net asset		Book
Company name	(%)	Value		(%)	Cost		Value		Value

Korea Gas Corporation	24.5	W	710,921	24.5	W	94,500	W	690,705	W	690,705
Korea District Heating Co., Ltd.	26.1		136,533	26.1		5,660		147,716		147,716
YTN	21.4		24,915	21.4		59,000		23,615		23,615
Powercomm Corporation	—		—	44.0		329,965		352,235		352,235

		W	872,369		W	489,125	W	1,214,271	W	1,214,271

During 2002, KEPCO sold 45.5 percent of its investments in Powercomm Corporation, and recorded a gain on disposal of W433,335 million. As a result of the disposal, KEPCO’s ownership in Powercomm Corporation was reduced to 44.0 percent. Since the Company is no longer the majority shareholder, Powercomm Corporation was reclassified into securities subject to the equity method.

Details of valuation using the equity method for the years ended December 31, 2001 and 2002 are as follows (won in millions):

	2001						2002

			Gain (loss) on						Gain (loss) on
			valuation using the						valuation using the				Book value as of
	Book value as of January		equity method of				Book value as of January		equity method of				December
Company name	1, 2001		accounting		Others (*)		1, 2002		accounting		Others (*)		31, 2002

Korea Gas Corporation		628,587		169,084		(86,750)		710,921		50,612		(70,828)		690,705
Korea District Heating Co.		180,059		(42,793)		(733)		136,533		12,486		(1,303)		147,716
YTN		34,863		(28,743)		18,795		24,915		(1,287)		(13)		23,615
Powercomm Corporation		—		—		—		—		33,042		319,193		352,235

	W	843,509	W	97,548	W	(68,688)	W	872,369	W	94,853	W	247,049	W	1,214,271

(*) Others are composed of dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments. Others for Powercomm Corporation include the book value at the time of reclassification to equity method.

Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2001 and 2002 is shown in the following table (won in millions):

	Korea Gas Corporation				Korea District Heating Co.

	2001		2002		2001		2002

Current assets	W	2,671,316	W	2,402,093	W	239,765	W	252,415
Other assets		6,427,734		6,919,256		774,086		756,941

		9,099,050		9,321,349		1,013,851		1,009,356

Current liabilities		2,369,621		2,279,699		83,888		103,035
Other liabilities		4,105,123		4,217,272		406,295		339,761

		6,474,744		6,496,971		490,183		442,796

Net assets	W	2,624,306	W	2,824,378	W	523,668	W	566,560

	Korea Gas Corporation				Korea District Heating Co.

	2001		2002		2001		2002

Net sales	W	7,224,800	W	7,270,976	W	331,708	W	373,331
Gross profit		764,997		778,120		90,901		104,630
Net earnings		296,866		298,329		44,540		49,185

	YTN				Powercomm Corporation

	2001		2002		2001		2002

Current assets	W	44,460	W	48,889	W	77,483	W	80,928
Other assets		89,578		80,833		1,313,949		1,367,413

		134,038		129,722		1,391,432		1,448,341

Current liabilities		7,795		8,448		324,017		421,030
Other liabilities		9,972		11,069		271,522		226,692

		17,767		19,517		595,539		647,722

Net assets	W	116,271	W	110,205	W	795,893	W	800,619

Net sales	W	49,884	W	52,155	W	386,395	W	491,897
Gross profit		7,677		5,905		58,312		88,201
Net earnings		(641)		(6,005)		25,866		23,393

(4)	Non-listed equity securities as of December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

			Ownership	Acquisition
Company	Book value		(%)	Cost		Book value

Securities Market Stabilization Fund	W	47,755	7.19	W	20,743	W	20,743
Energy Savings Investment Cooperative		5,000	40.6		5,000		5,000
Hwan Young Steel Co., Ltd.		—	—		1,364		120
Korea Power Exchange		61,375	100.0		99,709		99,709
Other		454	—		1,153		1,153

	W	114,584		W	127,969	W	126,725

Korea Power Exchange was established in 2001 to facilitate the electricity transactions between KEPCO and the power generation subsidiaries. During 2002, the Company acquired shares in Hwan Young Steel Co., Ltd., in exchange for a portion of the Company’s receivables due from Hwan Young Steel Co., Ltd., resulting from a debt to equity swap ordered by a court decisions. The Company recorded its investment in Hwan Young Steel Co., Ltd at net asset value and recorded the difference between acquisition cost and net asset value of W1,244 million as an other expense.

(5)	Other investments as of December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

			Acquisition
	Book value		Cost		Book value

Government and municipal bonds	W	3,077	W	1,540	W	1,540
Investment securities in treasury stock fund		7,653		19,281		10,772
SK IMT 2000 consortium		78,401		—		—

	W	89,131	W	20,821	W	12,312

The Company entered into a treasury stock fund, composed of treasury stock and other investment securities. Investment securities other than treasury stock in the fund and the related losses on valuation of investments, which are recorded in capital adjustment, amount to W10,772 million and W8,509 million, respectively as of December 31, 2002, and W 7,653 million and W 3,998 million as of December 31, 2001, respectively. The Company’s portion of the investment in the fund representing its own shares is recorded as treasury stock.

(6)	Gain (loss) on valuation of investments, which are recorded in capital adjustment as of December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

Valuation of listed equity securities	W	14,539	W	—
Valuation using the equity method		22,689		(30,079)
Investment securities in Treasury Stock Fund		(3,998)		(8,509)

	W	33,230	W	(38,588)

6.       LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in million):

	2001		2002

Short-term loans	W	12,073	W	14,661
Long-term loans		204,628		228,124

	W	216,701	W	242,785

7.       MARKETABLE SECURITIES:

Marketable securities as of December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

Mutual Fund	W	—	W	19,881
Government and municipal bonds and others		3,092		3,255

	W	3,092	W	23,136

8.       INVENTORIES:

Inventories as of December 31, 2001 and 2002 consist of the following (won in millions):

	2001		2002

Raw materials	W	257,753	W	243,198
Supplies		391,417		422,508
Other		45,451		55,850

	W	694,621	W	721,556

9.       STOCKHOLDERS’ EQUITY:

(1)	Capital

The Company has 1,200,000,000 authorized shares of W5,000 par value common stock, of which 640,100,876 shares are issued as of December 31, 2002.

(2)	Capital Surplus

Capital surplus as of December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

Paid-in capital in excess of par value	W	799,876	W	799,876
Reserves for asset revaluation		12,552,973		12,552,973
Other capital surplus		1,552,388		1,130,272

	W	14,905,237	W	14,483,121

KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and Asset Revaluation Law, and recorded revaluation gain of W12,552,973 million as reserves for asset revaluation. The reserves for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)	Retained earnings

Appropriated retained earnings as of December 31, 2001 and 2002 consist of the following (won in millions):

	2001		2002

Legal Reserve	W	1,600,252	W	1,600,252
Reserve for business expansion		8,556,873		10,925,338
Reserve for investment on social overhead capital		4,892,449		5,012,449
Reserve for research and human development		60,000		120,000
Others		(162,215)		250,024

	W	14,947,359	W	17,908,063

The KEPCO Act requires the Company to appropriate a legal reserve to at least 20 percent of net income for each accounting period until the reserve equals to 50 percent of the common stock.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified.

The legal reserve is not available for cash dividend; however, this reserve may be credited to paid-in capital or accumulated deficits by resolution of the stockholders.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

(4)	Capital adjustments

Capital adjustments as of December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

Treasury stock	W	(24,609)	W	(16,669)
Gain (loss) on valuation of investments		33,230		(38,588)
Overseas operations translation		(52,117)		(82,971)
Valuation gain on currency and interest rate swaps		—		255
Other		31		—

	W	(43,465)	W	(137,973)

The Company has shares held as treasury stock amounting to W24,609 million and W16,669 million as of December 31, 2001 and 2002, respectively, for the purpose of stock price stabilization. This treasury stock is included in the Treasury Stock Fund.

10.       DIVIDENDS:

Dividends by KEPCO for the years ended December 31, 2001 and 2002 are as follows (won in millions):

	Outstanding	Dividend	Dividend
	stocks	rate	per share		Total dividend

2001:
Outstanding stocks other than treasury stock	638,966,823	11%	W	550	W	351,432
Treasury stock	1,134,053	—		—		—

	640,100,876					351,432

2002:
Outstanding stocks other than treasury stock	639,187,501	16%	W	800	W	511,350
Treasury stock	913,375	—		—		—

	640,100,876				W	511,350

11.       BORROWINGS AND DEBENTURES:

(1)	Short-term borrowings as of December 31, 2001 and 2002 are as follows (won in millions):

		Annual
Financial institution	Type	interest rate (%)	2001		2002

Local currency loan
Kookmin Bank and others	General	5.30~5.86	W	180,000	W	—
”	Purchase	5.00~5.26		67,202		—

				247,202		—

Foreign currency loan
Korea Exchange Bank and others	Usance	Libor+0.25~0.50		309,727		157,733

			W	556,929	W	157,733

(2)	Long-term borrowings as of December 31, 2001 and 2002 are as follows (won in millions):

		Annual interest
Financial institution	Type	rate (%)	2001		2002

Local currency loan
Korea Development Bank	Industrial facility	5.42~9.00	W	5,122,127	W	5,007,813
Kookmin Bank	General	6.07~6.16		127,619		85,714
Korea National Oil Development Corporation	”	9.00		1,500		—
Chohung Bank	Facility	5.50		1,935		1,455
Koram Bank	IT development	4.00		—		50,000
Seoul Bank	IT facility	5.00~6.00		21,630		—
Others	General	7.52		38		37

				5,274,849		5,145,019

		Annual interest
Financial institution	Type	rate (%)	2001		2002

Foreign currency loan
Japan Bank of International Cooperation	Financial	2.274		929,040		—
”	Facility	8.28		291,952		286,226
Barclays International Financial Services (Ireland) Ltd.	Commercial	6M Libor-1.00		414,193		376,482
Kredit Anstalt Fur Wieder Aufbau	Facility	6.00		753		180
Asia Development Bank	”	6.00		2,248		1,415
National Agricultural Cooperative Federation	”	Libor+2.00		25,574		18,006
Korea Development Bank	General	Libor+0.30~1.75		952,268		429,761
The Export-Import Bank of Korea	Purchase of nuclear fuel	Libor+1.50~2.70		344,935		260,074
Korea First Bank	Facility	Libor+1.00		492		—
Korea Exchange Bank	”	Libor+0.15~2.00		124,961		34,255
Kookmin Bank	”	Libor+1.40		31,827		22,407
Hana Bank	”	Libor+2.00		18,943		—
Norinchukin Bank	”	Libor+0.19		46,413		42,015
Nippon Life Insurance	”	Libor+0.19		108,748		98,439
US-EXIM	”	1.60		176,721		155,038

				3,469,068		1,724,298

				8,743,917		6,869,317
Less: Current portion				(1,397,024)		(1,771,805)

			W	7,346,893	W	5,097,512

(3)	Debentures as of December 31, 2001 and 2002 are as follows (won in millions):

	Annual
	interest rate (%)	2001		2002

Domestic debentures
Electricity bonds	5.19~12.73	W	9,920,700	W	7,125,700
Others	5.00~7.75		1,868,367		2,558,703

			11,789,067		9,684,403

Foreign debentures
FY-92	8.00		391,200		—
FY-93	6.375~7.75		2,257,588		2,043,899
FY-95	6.91~7.68		418,901		420,342
FY-96	6M Libor +0.14~8.278		663,493		629,745
FY-97	2.29~7.00		1,486,137		1,159,764
FY-99	2.00~5.75		332,350		31,664
FY-00	2.10~8.25		700,650		663,981
FY-01	1.18~1.27		605,640		607,722
FY-02	3M Libor+0.75, 4.25		—		1,080,360
Eurobond	4.625		—		180,060

			6,855,959		6,817,537

			18,645,026		16,501,940
Less: Discount on debentures issued			(43,790)		(52,474)
Current portion			(3,873,409)		(3,881,623)

		W	14,727,827	W	12,567,843

(4)	Foreign currency debt, by currency, as of December 31, 2001 and 2002 is as follows (won in millions):

	2001				2002

	Foreign currencies		Won equivalent		Foreign currencies		Won equivalent

Short-term borrowings	US$	233,562,365	W	309,727	US$	131,400,198	W	157,733

Long-term borrowings	US$	1,850,114,980		2,469,799	US$	1,421,141,288		1,724,118
	JPY	98,948,311,870		998,516	EUR	143,104		180
	DEM	1,743,887		753

				3,469,068				1,724,298

Debentures	US$	3,526,868,653	W	4,684,319	US$	4,130,542,219	W	4,965,644
	JPY	205,060,000,000		2,069,876	JPY	175,060,000,000		1,773,130
	EUR	25,183,000		29,530	EUR	25,183,000		31,664
	GBP	24,467,000		47,053	GBP	24,467,000		47,099
	DEM	42,000,000		25,181				—

				6,855,959				6,817,537

			W	10,634,754			W	8,699,568

(5)	Aggregate maturities of the Company’s long-term debt as of December 31, 2002 are as follows (won in millions):

	Long-term borrowings				Debentures

Year	Local Currency		Foreign Currency		Local Currency		Foreign Currency		Total

2003	W	1,250,656	W	521,149	W	2,256,393	W	1,625,364	W	5,653,562
2004		1,331,483		410,370		4,224,693		918,156		6,884,702
2005		1,214,010		272,879		1,868,633		1,201,766		4,557,288
2006		782,676		94,727		639,673		315,573		1,832,649
Thereafter		566,194		425,173		695,011		2,756,678		4,443,056

	W	5,145,019	W	1,724,298	W	9,684,403	W	6,817,537	W	23,371,257

12.	LEASES:

(1)	The Company entered into financial lease agreements with Korea Development Leasing Corp. and others for certain computer systems, of which the acquisition cost is W35,896 million and W 35,655 million as of December 31, 2001 and 2002, respectively. Depreciation of the leased assets amounted to W11,432 million and W10,804 million for the years ended December 31, 2001 and 2002, respectively.

(2)	Annual payments of KEPCO under these lease agreements as of December 31, 2002 are as follows (won in millions):

	Amount

Year	Financial lease		Operating lease

2003	W	10,010	W	3,917
2004		2,491		1,164
2005		1,977		—
2006		989		—

Total		15,467	W	5,081
Less: Interest		(916)		—
Current portion		(9,185)		—

	W	5,366	W	5,081

13.     FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in Note 11 as of December 31, 2001 and 2002 are as follows (won in millions):

	2001				2002

	Foreign		Equivalent		Foreign		Equivalent
Account	Currencies(*)		Korean Won		Currencies(*)		Korean Won

Assets:
Cash and cash equivalents	US$	23,328,504	W	30,936	US$	20,051,047	W	24,069
Short-term financial instruments		—		—	US$	616,908		741
Trade receivables	US$	19,677,149		26,094	US$	5,711,200		6,855
Account receivables-other	US$	3,350,135		4,443	US$	21,013,291		25,224
Other non-current assets	US$	328,181		435	US$	322,203		387
	JPY	5,859,783		78	JPY	5,859,783		59

			W	61,986			W	57,335

Liabilities:
Trade payables	US$	139,003,977	W	184,332	US$	112,475,105	W	135,016
Accounts payable-other		—		—	US$	2,125,135		2,551
		—		—	EUR	433,907		546

			W	184,332			W	138,113

(*) Foreign currencies other than US$, JPY and EUR are converted into US$.

14.     SWAP TRANSACTIONS:

The Company had entered into the following currency and interest rate swap transactions with various financial institutions as of December 31, 2002.

(1)  Currency swap contracts as of December 31, 2002 are as follows:

			Contract amounts in millions				Contract interest rate per annum
	Contract	Settlement
	Year	Year	Pay		Receive		Pay (%)	Receive (%)

The Sumitomo Bank Ltd.	1995	2005	US$	286	JPY	27,000	7.68	4.15
The Fuji Bank, Ltd.	1995	2005	US$	149	JPY	14,425	Libor+0.155	3.40
Union Bank of Switzerland	1995	2005	US$	82	JPY	7,000	Libor+0.19	3.102
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	9,865	Libor+0.13	3.80
J.P. Morgan Chase Bank	1996	2006	US$	200	JPY	20,723	Libor+0.14	4.00
Union Bank of Switzerland	1997	2007	US$	244	GBP	150	6.686	8.50
Union Bank of Switzerland	1997	2004	US$	30	JPY	3,360	6.33	2.75
Union Bank of Switzerland	1997	2007	JPY	9,895	GBP	50	2.00	8.50
Deutsche Bank	1998	2004	JPY	1,705	US$	55	6.41	7.11
			DEM	25
			CHF	20
			CAD	20
Deutsche Bank	1998	2004	JPY	2,945	US$	95	6.36	7.05
			DEM	43
			CHF	35
			CAD	34
Union Bank of Switzerland	1998	2003	JPY	12,150	US$	100	4.00	6.375
J.P. Morgan Chase Bank & Deutsche Bank (*)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	US$	250	JPY	30,400	3M Libor+0.75	1.04
ABN AMRO (**)	2002	2008	KRW	181,500	US$	150	5.95	4.625

(*) If the Republic of Korea declares a default on its debts, KEPCO is to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(**) The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, and has an exercise date of January 2006.

(2) Interest rate swap contracts as of December 31, 2002 are as follows:

			Contract interest rate per annum
	Notional amount
	in millions		Pay (%)	Receive (%)	Term

Lehman Brothers Special Financing, Inc.	US$	150	Libor+0.25	6.375	1993-2003
J.P. Morgan Securities Ltd.	US$	149	6.91	Libor+0.155	1995-2005
Union Bank of Switzerland	US$	35	Libor+0.19	Libor+0.155	1995-2005
Woori Bank	US$	150	6.10	Libor+0.25	1996-2003
Korea Development Bank	US$	97	6.10	Libor+0.13	1997-2004
Union Bank of Switzerland	US$	21	6.33	Libor+0.31	1997-2004
Barclays Bank PLC, London	US$	300	6M Libor-1	Libor+0.45	1997-2004
Shinhan Bank	US$	100	6.50	6.75	1997-2004
Deutsche Bank	US$	55	6.93		1998-2004
	JPY	1,705		6.41
	DEM	25		6.41
	CHF	20		6.41
	CAD	20		6.41
Deutsche Bank	US$	95	6.87		1998-2004
	JPY	2,945		6.36
	DEM	43		6.36
	CHF	35		6.36
	CAD	34		6.36
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
CSFB	KRW	100,000	3M CD+0.35	3Y CMT+0.06	2002-2004
Deutsche Bank	KRW	100,000	6.09	3M CD+0.35	2002-2004
CSFB	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
CSFB	KRW	50,000	6.89	7.30	2002-2007
J.P. Morgan Chase Bank	KRW	50,000	CD-0.3	3 year : 7.75	2002-2008
				3 year : 14.65-CD
Deutsche Bank	KRW	50,000	4.98	CD-0.3	2002-2005
CSFB	KRW	30,000	6.09	1 year : 7.25	2002-2005
				2 year : (5Y CMT-CD)
				x 5+1.5
Citi Bank	KRW	50,000	CD-0.3	7.65/2.50(*)	2002-2005
Koram Bank	KRW	10,000	CD-0.3	7.65/2.50(*)	2002-2005
Deutsche Bank	KRW	20,000	CD-0.31	7.65/2.50(*)	2002-2005
Deutsche Bank	KRW	40,000	CD-0.37	7.65/2.50(*)	2002-2005
Kookmin Bank	KRW	20,000	5.995	CD-0.325	2002-2005
Deutsche Bank	KRW	100,000	5.995	CD-0.325	2002-2005

(*) If CD rate is equal or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.

(3)	The gains and losses on swaps for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	Other income (expense)

	2000		2001		2002

Currency swaps
Gains	W	51,507	W	79,913	W	118,247
Losses		(131,895)		(157,109)		(38,110)

		(80,388)		(77,196)		80,137

Interest rate swaps
Gains		1,282		7,534		9,216
Losses		(3,277)		(62,346)		(25,345)

		(1,995)		(54,812)		(16,129)

	W	(82,383)	W	(132,008)	W	64,008

(4)	The Company has entered into the currency forward contracts to hedge the exchange rate fluctuation risk as follows.

	Contract date	Settlement date	Contract amounts		Exchange rate

Korea Exchange Bank	2002.12.13	2003.1.02	US$	5,000,000	US$1:	W	1,210.50
BNP Paribas	2002.12.09	2003.1.08	US$	2,947,098	US$1:	W	1,216.25
Bank One	2002.12.09	2003.1.20	US$	1,894,844	US$1:	W	1,217.60
Bank One	2002.12.27	2003.1.20	US$	1,067,127	US$1:	W	1,199.05
Korea Exchange Bank	2002.12.27	2003.1.20	US$	1,006,179	US$1:	W	1,198.95
Citi Bank	2002.12.09	2003.1.09	US$	3,107,973	US$1:	W	1,208.00

In relation to the above currency forward contracts, the Company recognized valuation gain and loss of W7 million and W147 million, respectively, in 2002.

(5)	The gains and losses on interest swap contract, classified as cash flow hedge derivatives, of W4,224 million and W3,969 million, are reflected in capital adjustments.

15.	POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	2000		2001		2002

Fuel	W	4,058,379	W	4,838,318	W	4,612,257
Depreciation		4,497,145		4,221,201		3,991,711
Maintenance		1,523,007		1,573,065		1,522,221
Labor		833,672		969,559		1,098,389
Amortization of nuclear fuel		447,041		439,182		400,007
Reserve for decommissioning costs		522,427		424,092		583,372
Research and development		221,738		276,629		278,691
Others		845,764		943,466		918,395

	W	12,949,173	W	13,685,512	W	13,405,043

16.	SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	2000		2001		2002

Labor	W	296,203	W	347,535	W	409,744
Employee benefits		56,152		43,422		49,343
Sales commission		209,495		235,311		253,040
Compensation for damages		2,115		2,367		2,107
Depreciation		41,188		76,586		57,644
Promotion		101,960		51,085		18,971
Commission-others		88,031		111,194		127,068
Bad debts		2,237		14,883		8,379
Maintenance		16,116		23,573		15,904
Others		184,397		212,399		218,401

	W	997,894	W	1,118,355	W	1,160,601

17.	RESEARCH AND DEVELOPMENT EXPENDITURES:

Research and development expenditures of the Company for the years ended December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002

Intangibles	W	60,487	W	42,540
Ordinary development expenses		471,460		303,279

	W	531,947	W	345,819

18.	INCOME TAX:

The statutory corporate income tax rates (including resident surtax) applicable to the Company are approximately 30.8 percent for the years ended December 31, 2000 and 2001, and 29.7 percent for the year ended December 31, 2002. Income tax and effective tax rate for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	2000		2001		2002

Income tax currently payable	W	556,341	W	535,831	W	928,844
Changes in deferred income taxes		253,629		211,749		339,634

		809,970		747,580		1,268,478
Income tax of subsidiaries		(88,660)		545,553		835,314

Income tax	W	721,310	W	1,293,133	W	2,103,792

Effective tax rate		32.7%		44.1%		40.7%

19.	RELATED PARTY TRANSACTIONS:

(1)	Significant transactions between KEPCO and related parties for the years ended December 31, 2001 and 2002 are as follows. These were eliminated in the consolidation (won in millions):

Transaction		2001		2002

Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	W	64,187	W	138,270
Korea South-East Power Co., Ltd.	”		28,249		41,148
Korea Midland Power Co., Ltd.	”		15,658		21,734
Korea Western Power Co., Ltd.	”		26,368		38,022
Korea Southern Power Co., Ltd.	”		15,612		17,788
Korea East-West Power Co., Ltd.	”		21,059		42,586
Powercomm Corporation	”		62,955		63,994
Others	”		53,270		8,101

		W	287,358	W	371,643

Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd.	Purchase of electricity	W	3,268,025	W	4,636,130
Korea South-East Power Co., Ltd.	”		1,136,424		1,449,355
Korea Midland Power Co., Ltd.	”		1,040,487		1,598,036
Korea Western Power Co., Ltd.	”		1,477,167		2,011,776
Korea Southern Power Co., Ltd.	”		1,311,091		1,785,817
Korea East-West Power Co., Ltd.	”		1,388,646		1,844,336
Korea Power Engineering Co., Inc.	Designing of the power plant		54,559		41,399
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		41,017		38,744
Korea Nuclear Fuel Co., Ltd.	Purchase of nuclear fuel		36,687		2,776
Korea Electric Power Data Network Co., Ltd.	Maintenance of computer system		163,029		153,301
Korea Electric Power Industrial Development Co., Ltd.	Maintenance service		90,493		84,011
Korea Gas Corporation	Purchase of LNG		566,063		—
Others	Maintenance service		65,149		67,562

		W	10,638,837	W	13,713,243

(2)	Receivables arising from related parties transactions as of December 31, 2001 and 2002 are as follows. These were eliminated in the consolidation (won in millions):

	2001		2002

Related party	Total		Trade receivables		Others			Total

Korea Hydro & Nuclear Power Co., Ltd.	W	7,132	W	8,020	W	—	W	8,020
Korea South-East Power Co., Ltd.		2,623		2,994		645		3,639
Korea Midland Power Co., Ltd.		483		—		382		382
Korea Western Power Co., Ltd.		5,247		2,722		423		3,145
Korea Southern Power Co., Ltd.		1,744		1,107		540		1,647
Korea East-West Power Co., Ltd.		2,012		3,897		621		4,518
Powercomm Corporation		4,556		—		5,731		5,731
Others		3,803		—		4,872		4,872

	W	27,600	W	18,740	W	13,214	W	31,954

(3)	Payables arising from related parties transactions as of December 31, 2001 and 2002 are as follows. These were eliminated in the consolidation (won in millions):

	2001		2002

Related party	Total		Trade payables		Others		Total

Korea Hydro & Nuclear Power Co., Ltd.	W	338,017	W	366,226	W	2,283	W	368,509
Korea South-East Power Co., Ltd.		127,474		123,918		113		124,031
Korea Midland Power Co., Ltd.		112,351		168,224		186		168,410
Korea Western Power Co., Ltd.		165,791		176,608		208		176,816
Korea Southern Power Co., Ltd.		146,432		130,101		80		130,181
Korea East-West Power Co., Ltd.		167,793		141,830		187		142,017
Korea Power Engineering Co., Inc.		6,460		—		7,108		7,108
Korea Plant Service & Engineering Co., Ltd.		6,819		—		6,845		6,845
Korea Nuclear Fuel Co., Ltd.		552		—		570		570
Korea Electric Power Data Network Co., Ltd.		27,530		—		25,502		25,502
Korea Electric Power Industrial Development Co., Ltd.		8,586		—		12,353		12,353
Others		9,517		4,924		4,746		9,670

	W	1,117,322	W	1,111,831	W	60,181	W	1,172,012

20.	COMMITMENTS AND CONTINGENCIES:

(1)	The Company is engaged in 301 lawsuits as a defendant and 47 lawsuits as a plaintiff. The total amount claimed from the Company is W230,574 million and the amount claimed by the Company is W109,739 million as of December 31, 2002. The outcome of these lawsuits cannot presently be determined. However, in managements’ opinion, the outcome will not have a material impact on the Company’s result of operations or financial position.

(2)	The debt repayment guarantees, which KEPCO has provided for its related parties in connection with the related parties’ borrowings as of December 31, 2002, are as follows

Loan type	Guaranteed Company	Financial institutions	Amount

Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$	82,006,000
”	”	Norinchukin Bank	US$	35,000,000
”	”	Korea Development Bank	US$	13,908,000
”	KEPCO Philippines Corporation	Korea Development Bank	US$	63,609,000

(3)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines. KEPCO has provided Japan Bank of International Cooperation and others with repayment guarantees for the borrowings of KEPCO Ilijan Corporation up to US$33 million. In addition, KEPCO has provided National Power Corporation of Philippines with a performance guarantee for the power generation business of KEPCO Ilijan Corporation. This performance guarantee will be renewed annually until 2022, with a maximum guarantee amount of US$72 million.

(4)	KEPCO’s debts of W17,646,157 million, including borrowings of W13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. KEPCO and power generation subsidiaries are jointly and severally liable for the liabilities as of spin-off date, under the Commercial Code of the Republic of Korea. The debts subject to the collective responsibility of the Company as of December 31, 2002 is W12,862,452 million. In order to facilitate the Restructuring Plan, KEPCO entered into the contract with Korea Development Bank, under which Korea Development Bank would provide the repayment guarantee for some of the Company’s foreign currency debentures as of the spin-off date.

(5)	KEPCO entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two one-million-kilowatt-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level.

(6)	The Company has provided 1 blank note to Korea Development Bank in relation to the debt repayment guarantee of US$ 303,266,667 and 1 promissory note of 1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(7)	The Company has been provided a credit (overdraft) line amounting to W935,000 million by banks including the National Agricultural Cooperative Federation as of December 31, 2002.

(8)	The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to W791,386 million, W987,272 million and W1,140,810 million for the years ended December 31, 2000 ,2001 and 2002, respectively.

21.	SEGMENT INFORMATION:

(1)	The following table provides information for each operating segments as of and for the years ended December 31, 2000, 2001 and 2002 (won in millions).

	2000

					Consolidation
	Electric business		All other		adjustments		Consolidated

Unaffiliated revenues	W	17,869,048	W	839,061	W	—	W	18,708,109
Intersegment revenues		8,705		1,137,003		(1,145,708)		—

Total revenues		17,877,753		1,976,064		(1,145,708)		18,708,109
Cost of goods sold		(13,783,509)		(1,568,385)		1,111,715		(14,240,179)
Selling and administrative expenses		(915,891)		(82,257)		254		(997,894)

Operating income		3,178,353		325,422		(33,739)		3,470,036
Interest income		70,950		37,784		(193)		108,541
Interest expense		(1,337,188)		(44,250)		—		(1,381,438)
Gain on valuation using the equity method of accounting		217,653		—		(162,117)		55,536
Other income, net		368,630		4,215		(420,491)		(47,646)

Earnings before income tax		2,498,398		323,171		(616,540)		2,205,029
Income tax expense		(809,970)		(51,171)		139,831		(721,310)

Segment earning before minority interests		1,688,428		272,000		(476,709)		1,483,719

Utility and non-utility plant		58,564,786		1,728,995		(499,265)		59,794,516
Total assets		62,149,666		3,412,332		381,590		65,943,588

Capital expenditures		7,144,879		609,096		(60,457)		7,693,518

Prior to the spin-off of the power generation division (see Note 1), the Company did not disaggregate the information for transmission and distribution of electricity, and power generation. Therefore, in 2000, two reportable segments are combined into one operating segment, the electric business.

	2001

	Electric business

	Transmission		Power				Consolidation
	& distribution		generation(*1)		All other		adjustments		Consolidated

Unaffiliated revenues	W	18,863,802	W	—	W	1,361,186	W	—	W	20,224,988
Intersegment revenues		589,201		9,615,336		1,044,766		(11,249,303)		—

Total revenues		19,453,003		9,615,336		2,405,952		(11,249,303)		20,224,988
Cost of goods sold		(16,645,119)		(7,827,444)		(1,745,215)		11,099,972		(15,117,806)
Selling and administrative expenses		(891,024)		(106,387)		(120,867)		(77)		(1,118,355)

Operating income		1,916,860		1,681,505		539,870		(149,408)		3,988,827
Interest income		31,475		42,620		19,018		(4,686)		88,427
Interest expense		(805,688)		(353,237)		(48,940)		4,686		(1,203,179)
Gain on valuation using the equity method of accounting (*1)		1,309,848		—		—		(1,212,300)		97,548
Other income, net		28,088		153,054		(28,094)		(192,947)		(39,899)

Earnings before income tax		2,480,583		1,523,942		481,854		(1,554,655)		2,931,724
Income tax expense		(747,580)		(520,027)		(34,280)		8,754		(1,293,133)

Segment earning before minority interests		1,733,003		1,003,915		447,574		(1,545,901)		1,638,591

Utility and non-utility plant		27,158,901		32,364,535		2,398,339		(198,047)		61,723,728
Total assets		30,145,577		37,416,984		3,963,388		(963,806)		70,562,143

Capital expenditures		4,790,219		2,322,810		247,884		(62,189)		7,298,724

(*1) Power generation represents the result of operations for the period from April 2, 2001 to December 31, 2001.

	2002

	Electric business

	Transmission		Power				Consolidation
	& distribution		generation		All other		adjustments		Consolidated

Unaffiliated revenues	W	20,406,404	W	—	W	959,271	W	—	W	21,365,675
Intersegment revenues		309,893		13,404,975		841,006		(14,555,874)		—

Total revenues		20,716,297		13,404,975		1,800,277		(14,555,874)		21,365,675
Cost of goods sold		(17,897,871)		(10,348,054)		(1,481,333)		14,568,967		(15,158,291)
Selling and administrative expenses		(940,016)		(153,324)		(81,905)		14,644		(1,160,601)

Operating income		1,878,410		2,903,597		237,039		27,737		5,046,783
Interest income		23,710		46,982		22,233		(1,996)		90,929
Interest expense		(627,954)		(360,606)		(29,858)		1,996		(1,016,422)
Gain on valuation using the equity method of accounting		2,178,492		—		18,566		(2,102,205)		94,853
Other income, net		871,284		101,946		(1,622)		(16,893)		954,715

Earnings before income tax		4,323,942		2,691,919		246,358		(2,091,361)		5,170,858
Income tax expense		(1,268,478)		(792,863)		(39,685)		(2,766)		(2,103,792)

Segment earning before minority interests		3,055,464		1,899,056		206,673		(2,094,127)		3,067,066

Utility and non-utility plant		28,157,412		32,145,415		1,200,843		(199,916)		61,303,754
Total assets		31,792,880		36,933,338		2,604,890		(818,989)		70,512,119

Capital expenditures		3,461,673		3,146,396		97,103		(52,106)		6,653,066

(2)  The following summary shows the details of revenues from the sale of electric power for the years ended December 31, 2000, 2001 and 2002(won in millions).

	2000		2001		2002

Industrial	W	7,999 ,496	W	8,312,651	W	8,922,547
Commercial		5,057,981		5,123,306		5,895,673
Residential		4,259,409		4,787,878		5,081,424
Others		552,162		639,967		506,760

	W	17,869,048	W	18,863,802	W	20,406,404

22. STATEMENTS OF CASH FLOWS:

(1)	Cash in the statements of cash flows represents cash and cash equivalents in the balance sheet.

(2)	Transactions not involving cash flows for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	2000		2001		2002

Reclassification of long-term loans to current portion of long-term loans	W	12,401	W	19,881	W	10,905
Reclassification of investment securities to marketable securities		20,000		—		—
Reclassification of construction in progress to utility plant		7,242,924		6,593,638		8,776,599
Reclassification of property, plant and equipment to inventories		102,013		178,945		—
Reclassification of long-term debt to current portion of long-term debt		5,439,722		4,735,632		4,440,013

23. SUBSEQUENT EVENT AFTER BALANCE SHEET DATE:

KEPCO has disposed of 51 percent of its shares in Korea Electric Power Industrial Development Co., Ltd to the Korea Freedom League at W64,703 million on March 17, 2003.

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), but do not conform with accounting principles generally accepted in the United States of America (''U.S. GAAP’’). The significant differences are described below. Other differences do not have a significant effect on either consolidated net earnings or stockholders’ equity.

(1)  Asset Revaluation and Depreciation

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When assets are sold, any revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on sale of assets under U.S. GAAP. Additionally, special depreciation recognized through December 31, 1995 for certain energy saving and anti-pollution facilities and equipment is not recognized under U.S. GAAP. Accordingly, related depreciation costs would be reversed under U.S. GAAP.

(2)  Accounting for Regulation

Regulations for the establishment of electric rates consider, in certain cases, certain income and expenses to be recognized in different years than they are recognized for financial reporting. In accordance with SFAS No. 71 - “Accounting for the Effects of Certain Types of Regulation” for regulated enterprises, a regulatory liability or regulatory asset is recognized on the consolidated balance sheet by a charge or credit to operations to match revenues and expenses. These assets or liabilities relate to the adjustments for foreign currency translation, reserve for self-insurance and deferred income taxes described below. As discussed below, such adjustments exclude those relating to the non-regulated subsidiaries and affiliates of the Company.

As discussed in Note 1, on April 2, 2001, six new power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system that is not cost based, they no longer meet the criteria for application of SFAS No. 71. The power transmission and distribution divisions of KEPCO continue to meet the criteria for application of SFAS No. 71.

The accompanying financial statements reflect the elimination effects of regulations that have been recognized as regulatory assets and liabilities pursuant to SFAS No 71. The effect of this change has been recognized in current operations, resulting in the increase in net income under U.S. GAAP of W423,146 million, in accordance with SFAS No. 101 -“Accounting for the Discontinuation of Application of SFAS No 71”. However, in accordance with SFAS No. 101, the carrying amounts of property, plant and equipment measured and reported pursuant to SFAS No. 71 were not adjusted since they were not impaired under the provisions of SFAS No. 121 -“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.

The Government of the Republic of Korea approves the rates that KEPCO charges to its customers. KEPCO’s utility rates are designed to recover its reasonable costs plus a fair investment return. In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only deferred income taxes of KEPCO caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

(3)  Foreign Currency Translation

As discussed in Note 2, under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on the borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains and losses under Korean GAAP) are included in the results of operations for the current period. The amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP are reversed into results of operations for the current period under U.S. GAAP.

(4)  Deferred Income Taxes

As discussed in Note 2, deferred tax assets and liabilities are recorded in the financial statements prepared in accordance with Korean GAAP, which is substantially the same as for U.S. GAAP. For U.S. GAAP purposes, the Company is required to recognize the deferred tax assets and liabilities resulting from differences between Korean GAAP and U.S. GAAP.

(5)  Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, KEPCO’s share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices is reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from KEPCO’s use of the utility plant. KEPCO meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(6)  Marketable Securities and Investments Securities

Under Korean GAAP, marketable securities that the Company does not expect to hold for long-term investment purposes are reported at fair value with unrealized gains and losses included in earnings. Investments in marketable equity securities held for long-term investment purposes are reported at fair value with unrealized gains and losses reported in a separate component of stockholders’ equity. Investments in non-marketable equity securities are reported at cost unless there is a decline in value and the value is not expected to recover. Investments in debt securities are carried at amortized cost. Under U.S. GAAP, marketable equity securities and all debt securities are classified into three categories in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and are accounted for as follows:

(i)	Debt securities that a company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

(ii)	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with the unrealized gains and losses included in earnings.

(iii)	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with the unrealized gains and losses excluded from income and reported as a separate component of stockholders’ equity.

Under U.S. GAAP, the Company classified its marketable securities as trading securities and its marketable equity securities included in investment securities as available-for-sale securities. Investments in debt securities that the Company intends to hold to maturity are classified as held-to-maturity securities.

Information under U.S. GAAP with respect to investments affected by SFAS No. 115 at December 31, 2001 and 2002 is as follows (won in millions):

			Gross		Gross
	Cost or		unrealized		unrealized
	amortized cost		holding gains		holding loss		Fair value

2001
Equity securities (available-for-sale)	W	36,651	W	14,539	W	3,998	W	47,192
Debt securities (held-to-maturity)		3,077		—		—		3,077

	W	39,728	W	14,539	W	3,998	W	50,269

2002
Equity securities (available-for-sale)	W	19,281	W	—	W	8,509	W	10,772
Debt securities (held-to-maturity)		1,540		—		—		1,540

	W	20,821	W	—	W	8,509	W	12,312

(7) Impairment Loss on Fixed Assets

Under Korean GAAP, when the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, and the amount is material, an impairment should be recognized with the impairment loss charged to current operations. “Recoverable value” is the greater of the net realizable value or useful value of the asset. Under U.S. GAAP, the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset while an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. As discussed in Note 2, due to stoppage of two power plants in Youngwol and Busan, the Company’s Korean GAAP financial statements reflect an impairment loss determined as discussed in the preceding paragraph. The Korean GAAP impairment loss was based on the recoverable value of the power plants. The impairment loss under U.S. GAAP is substantially the same as under Korean GAAP.

(8)  Derivatives

Under SFAS No. 133 -“Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, the Company is required to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through current operations. If derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s changes in fair value will be immediately recognized in current earnings. The Company recorded all derivatives on the consolidated balance sheet at fair value by Korean GAAP. The ineffective portion of a derivate’s change in fair value will be immediately recognized in current earnings. The Company believes that there is no material impact on net income and stockholders’ equity under U.S. GAAP since derivatives accounting under Korean GAAP is substantially the same as SFAS No. 133.

(9)  Principles of Consolidation

Pursuant to the provisions of the revised Korean GAAP relating to consolidation, the disposal gain or loss on a portion of a subsidiary’s common stock in consolidation is recorded as additions to or deductions from consolidated capital surplus in the case that a controlling company still has control of its subsidiary (generally, when ownership is more than 50 percent) after disposal of a portion of its equity interest. In addition, minority interests in consolidated subsidiaries are disclosed within the shareholder’s equity section of the balance sheet. Under U.S. GAAP, the Company has elected to record such gain or loss as other income or loss in consolidation and minority interests are presented between the liability section and the stockholders’ equity section in the consolidated balance sheet.

(10)  Reserve for self-insurance

The Company accrues a reserve for self-insurance for non-insured facilities in accordance with Accounting Regulations for Government Invested Enterprises. U.S. GAAP considers accidental damage to be a contingency that is only provided for when asset has been impaired or a liability has been incurred.

(11)  Dividends

Under Korean GAAP, a proposed or declared dividend is accounted for as a dividend payable in current liabilities, while only a declared dividend is recorded as a current liability under U.S. GAAP.

(12) Comprehensive Income

Effective January 1, 1998, the Company adopted the provision of SFAS No. 130 - “Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Such a presentation is not required under Korean GAAP. Comprehensive income for the years ended December 31, 2000, 2001, and 2002 is summarized as follows:

	Korean Won						Translation into
							U.S. Dollars (Note 2)
	2000		2001		2002		2002

			(In millions)				(In thousands)
Net income as adjusted in accordance with U.S. GAAP	W	2,796,120	W	3,287,192	W	3,572,790	$3,011,710
Other comprehensive income, net of tax:
Overseas operations translation		(13,175)		(2,342)		(22,264)	(18,768)
Unrealized gains (losses) on available for sale securities		1,695		19,969		(50,122)	(42,251)
Deferred gains (losses) on cash flow hedges		29,804		2,410		179	151

Comprehensive income as adjusted in accordance with U.S. GAAP	W	2,814,444	W	3,307,229	W	3,500,583	$2,950,842

Accumulated other comprehensive balances, net of tax:
Overseas operations translation	W	(33,723)	W	(36,065)	W	(58,329)	$(49,169)
Unrealized gains (losses) on investments		3,026		22,995		(27,127)	(22,867)
Deferred gains (losses) on cash flow hedges		(2,410)		—		179	151

	W	(33,107)	W	(13,070)	W	(85,277)	$(71,885)

(13) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments in which it is practicable to estimate that value:

(i)	Cash and cash equivalents, marketable securities, trade receivables, short-term borrowings, and trade payables:
The carrying amount approximates fair value because of the nature or short maturity of those instruments.

(ii)	Investments.
The fair value of market-traded investments is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

(iii)	Long-term debt
The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The estimated fair values of the Company’s financial instruments at December 31, 2001 and 2002 are summarized as follow (won in millions):

	2001				2002

	Carrying				Carrying
	Amount		Fair value		Amount		Fair value

Cash and cash equivalents	W	2,303,954	W	2,303,954	W	1,997,480	W	1,997,480
Short-term financial instruments		397,713		397,713		137,852		137,852
Trade receivables and account receivables-other		1,748,019		1,748,019		1,845,344		1,845,344
Investments:
Practicable to estimate fair value		50,269		50,269		12,312		12,312
Not practicable		192,985		N/A		126,725		N/A
Short-term borrowings		(556,929)		(556,929)		(157,733)		(157,733)
Trade payables and accounts payable-other		(1,549,237)		(1,549,237)		(1,666,329)		(1,666,329)
Long-term debt, including current portion		(27,412,528)		(28,434,828)		(23,385,808)		(24,141,001)
Currency and interest swaps, net		(232,324)		(232,324)		(152,982)		(152,982)
Other		—		—		(2,220)		(2,220)

(14)  Recent Changes in U.S. GAAP

In June 2001, the FASB issued SFAS No. 143 - “Accounting for Asset Retirement Obligations”. This Statement provides accounting and reporting standards for recognizing the cost associated with obligations related to the retirement of tangible long-lived assets. Under this Statement, the fair value of a liability for an asset retirement obligations is to be recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The corresponding amount is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the asset’s useful life. The Company will be required to adopt this statement no later than January 1, 2003. The Company estimates that the adoption of SFAS No 143 will result in a non-cash increase to net utility plant in the range of W1,166,154 million to W1,402,584 million, a non-cash net increase to asset retirement obligation in the range of W1,861,990 million to W2,288,393 million, and as a cumulative effect of change in accounting principle, a non-cash pretax charge in the range of W695,836 million to W885,809 million.

In June 2002, the FASB issued SFAS No. 146 — Accounting for Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF 94-3. The provisions of this Statement will be effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption of this statement to have a significant impact on its financial condition or result of operations.

In April 30, 2003, the FASB issued Statement No. 149 -“Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company is still evaluating the impact of the adoption of this statement, but does not believe that the impact will be significant.

In November 2002, the FASB issued Interpretation No. (FIN) 45 -“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation provides the disclosures to be made by a guarantor in interim and annual financial statements about obligations under certain guarantees. The Interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation. The initial recognition and measurement requirements are effective prospectively for guarantees issued or modified after December 31, 2002, while the disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not believe that the adoption of this statements to have a significant impact on its financial conditions or result of operations.

In January 2003, the FASB issued FIN 46 -“Consolidation of Variable Interest Entities”, that addresses conditions when an entity should be consolidated based on variable interests rather than voting interests. Variable interests are ownership interests or contractual relationships that enable the holder to share in the financial risks and rewards resulting from the activities of a Variable Interest Entity (VIE). A VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. This provision will be applied to every VIE created after January 31, 2003 and to VIE in which an enterprise obtains an interest after that date. It applies in the first year or interim period beginning after June 15, 2003, to VIE in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not believe that the adoption of this statements to have a significant impact on its financial conditions or result of operations.

(15)  Effect on Net Income and Stockholders’ Equity

The effects of the significant adjustments to net income and stockholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won						Translation into
							U.S. dollars (Note 2)
	2000		2001		2002		2002

	(In millions, except per share data)						(In thousands, except
							per share data)
Net income under Korean GAAP	W	1,482,590	W	1,634,850	W	3,048,105	$2,569,422
Adjustments:
Asset revaluation		987,798		966,610		641,997	541,176
Special depreciation		(32,865)		(28,676)		(24,246)	(20,438)
Regulated operations		829,488		899,357		175,783	148,178
Deregulation effect		—		423,146		—	—
Capitalized foreign currency translation		(1,810)		163,647		207,670	175,057
Deferred income taxes		(812,543)		(738,439)		(436,040)	(367,563)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(77,199)		(111,546)		(44,772)	(37,741)
Gain on disposal of subsidiaries’ common stock		420,661		—		—	—
Reserve for self-insurance		—		78,243		4,293	3,619

Net income as adjusted in accordance with U.S GAAP	W	2,796,120	W	3,287,192	W	3,572,790	$3,011,710

Basic earnings per share as adjusted in accordance with U.S. GAAP	W	4,376	W	5,144	W	5,591	$4.71

Diluted earnings per share as adjusted in accordance with U.S. GAAP	W	4,340	W	5,144	W	5,591	$4.71

	Korean Won				Translation into
					U.S. dollars (Note 2)
	2001		2002		2002

	(In millions, except per share data)				(In thousands)
Stockholders’ equity under Korean GAAP	W	33,181,694	W	35,561,788	$29,977,061
Adjustments:
Asset revaluation		(9,686,916)		(9,044,919)	(7,624,479)
Special depreciation		83,551		59,305	49,992
Regulated operation		(1,012,670)		(836,887)	(705,460)
Capitalized foreign currency translation		(2,450,333)		(2,242,663)	(1,890,469)
Deferred income taxes		3,623,649		3,187,609	2,687,018
Reversal of eliminated profit on transactions with subsidiaries and affiliates		165,226		120,454	101,538
Accrued dividends		351,432		511,350	431,046
Minority interests		(172,059)		(108,073)	(91,101)
Reserve for self-insurance		78,243		82,536	69,574

Stockholders’ equity as adjusted in accordance with U.S. GAAP	W	24,161,817	W	27,290,500	$23,004,720

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2002, computed under U.S. GAAP, and a description of the financial statement items that created these differences as follows:

	Korean Won				Translation into U.S.
					dollars (Note 2)
	2001		2002		2002

	(In millions)				(In thousands)
Deferred tax assets adjustment:
Asset revaluation	W	2,877,014	W	2,522,334	$2,126,219
Regulated operation		300,763		248,556	209,522
Capitalized foreign currency translation		727,749		666,071	561,469
Decommissioning costs		1,143,217		1,312,126	1,106,066

Total deferred tax assets adjustment		5,048,743		4,749,087	4,003,276

Deferred tax liabilities adjustment:
Special depreciation		24,815		17,614	14,848
Reversal of eliminated profit on transactions with subsidiaries and affiliates		49,072		35,775	30,157
Investment in social overhead capital		586,524		408,387	344,253
Reserve for self insurance		23,238		24,513	20,663
Others		409,285		987,969	832,815

Total deferred tax liabilities adjustment		1,092,934		1,474,258	1,242,736

Net deferred tax asset	W	3,955,809	W	3,274,829	$2,760,540

Allowance for deferred tax assets		(184,752)		(171,450)	(144,525)
Deferred tax liabilities (assets) under Korean GAAP		(147,408)		84,230	71,003

U.S GAAP adjustments	W	3,623,649	W	3,187,609	$2,687,018

The reconciliation of utility plant and non-utility plant from Korean GAAP to U.S. GAAP at December 31, 2001 and 2002 is as follows:

	Korean Won				Translation into
					U.S. dollars (Note 2)
	2001		2002		2002

	(In millions)				(In thousands)
Utility plant and non-utility plant, net under Korean GAAP	W	61,723,728	W	61,303,754	$51,676,434
Asset revaluation		(9,686,916)		(9,044,919)	(7,624,479)
Special depreciation		83,551		59,305	49,992
Capitalized foreign currency translation		(2,450,333)		(2,242,663)	(1,890,469)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		165,226		120,454	101,538

Utility plant and non-utility plant, net under U.S. GAAP	W	49,835,256	W	50,195,931	$42,313,016

Pursuant to the provision of revised Korean GAAP relating to consolidation, the disposal gain or loss on a portion of a subsidiary’s common stock in consolidation is recorded as additions to or deductions from consolidated capital surplus in the case that a controlling company still has control over its subsidiary (generally, ownership is more than 50 percent) after disposal of a portion of its equity interest. The proceeds of W520,946 million from such transaction in 2000 were treated as financing activities in the cash flow statements under Korean GAAP. Under U.S. GAAP, the proceeds should be included in investing activities in cash flows.

Summarized cash flow data by operating, investing and financing activities in accordance with U.S. GAAP are set out below:

	Korean Won						Translation into
							U.S. dollars (Note 2)
	2000		2001		2002		2002

			(In millions)				(In thousands)
Net cash provided by (used in):
Operating activities	W	4,613,835	W	7,669,094	W	8,757,115	W	7,381,872
Investing activities		(5,399,930)		(6,793,424)		(5,392,209)		(4,545,401)
Financing activities		528,499		1,069,306		(3,671,380)		(3,094,816)

Increase (decrease) in cash and cash equivalents		(257,596)		1,944,976		(306,474)		(258,345)
Cash and cash equivalents at beginning of year		616,574		358,978		2,303,954		1,942,135

Cash and cash equivalents at end of year	W	358,978	W	2,303,954	W	1,997,480	W	1,683,790

(16) Segment Information

Under U.S. GAAP, companies report segment information based on the management disaggregates the company for making operating decisions. Each of the Company’s consolidated subsidiaries is an operating segment in accordance with SFAS No. 131 -“Disclosures about Segments of an Enterprise and Related Information”. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into two reportable segments: transmission and distribution of electricity, and power generation, which are engaged in the transmission and sales of electricity, and production of electricity, respectively. Prior to the spin-off of the power generation division (see Note 1), the Company did not disaggregate the information for transmission and distribution of electricity, and power generation. Therefore, the reportable segment in 2000 is combined into one operating segment, the electric business. Operating segments that do not meet the quantitative thresholds of SFAS No. 131 have been combined and disclosed in an “all other” category. All other revenues consist primarily of the revenues from the engineering and maintenance for utility plant, information services, sales of nuclear fuel, communication line leasing and others.

The accounting policies of the segments are the same as those described in Note 2 -Summary of Significant Accounting Policies and Note 24 -Reconciliation to United States Generally Accepted Accounting Principles. The Company evaluates performance based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in Korean and English)*
2.1	Form of Deposit Agreement**
10.1	Consent of Anjin & Co., an associate member firm of Deloitte Touche Tohmatsu
10.2	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)
10.3	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)
10.4	Consent of Young Wha Corporation, a member firm of Ernst & Young International (Korea Midland Power Co., Ltd.)
10.5	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)
10.6	Consent of Young Wha Corporation, a member firm of Ernst & Young International (as former Independent Auditors of Korea Electric Power Corporation)
10.7	The Korea Electric Power Corporation Act (in English)***
10.8	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****
10.9	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****
10.10	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****
13.1	Certifications of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.

***	A fair and accurate translation from Korean to English.

****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.