Form 20-F
period 2003-12-31
KOREA ELECTRIC POWER CORP
filed 2004-06-30
CIK 887225

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number:     -

KOREA ELECTRIC POWER CORPORATION

(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

167 SAMSEONG-DONG, GANGNAM-GU, SEOUL 135-791, KOREA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common stock, par value Won 5,000 per share*	New York Stock Exchange
American depositary shares, each representing one-half of share of common stock	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 3/4% Debentures due April 1, 2013

Twenty Year 7.40% Amortizing Debentures, due April 1, 2016

One Hundred Year 7.95% Zero-to-Full Debentures, due April 1, 2096

6% Debentures due December 1, 2026

7% Debentures due February 1, 2027

6 3/4% Debentures due August 1, 2027

8 1/4% Notes due March 15, 2005

4.25% Notes due September 12, 2007

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report:

640,748,573 shares of common stock, par value of Won 5,000 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

CERTAIN DEFINED TERMS

All references to “Korea” or the “Republic” in this report are references to The Republic of Korea. All references to the “Government” in this report are references to the government of The Republic. All references to “we”, “us”, the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “Korean GAAP” in this report are references to the generally accepted accounting principles in Korea, and all references to “U.S. GAAP” are references to the generally accepted accounting principles in the United States.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth the selected financial data. The selected consolidated financial data in the table have been derived from our consolidated financial statements for each of the years in the five-year period ended December 31, 2003. The consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 have been audited by Anjin Deloitte LLC, a member firm of Deloitte Touche Tohmatsu. Anjin Deloitte LLC are Korean independent certified public accountants. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and Notes thereto as of December 31,1999, 2000, 2001, 2002 and 2003 and for each of the years in the five-year period ended December 31, 2003 included in this report.

Our financial statements are prepared in accordance with accounting regulations applicable to Government-invested companies and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 22 of the notes to our consolidated financial statements.

Consolidated Statement of Earnings Data

	Year Ended December 31,
	1999		2000		2001		2002		2003		2003
	(Won in billion, US$ in million, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	(Won)	15,751	(Won)	18,708	(Won)	20,225	(Won)	21,366	(Won)	22,775	$19,106
Operating expenses		13,179		15,238		16,236		16,319		17,551	14,724
Operating income		2,571		3,470		3,989		5,047		5,224	4,382
Income before income taxes, minority interest and amortization of consolidation adjustment		2,154		2,205		2,932		5,171		4,110	3,448
Income taxes		677		721		1,293		2,104		1,763	1,479
Net income		1,477		1,483		1,635		3,048		2,323	1,949
Diluted earnings per share of common stock		2,330		2,319		2,559		4,770		3,686	3.09
Earnings per share of common stock		2,337		2,320		2,559		4,770		3,686	3.09
Dividends per share held by public		600		600		550		800		1,050	0.88
Dividends per share held by Government		350		450		550		800		1,050	0.88
Amounts in Accordance with U.S. GAAP(3):
Operating revenue	(Won)	16,001	(Won)	18,983	(Won)	20,256	(Won)	21,373	(Won)	22,781	$19,112
Net income		2,248		2,796		3,287		3,573		4,552	3,819
Diluted earnings per share of common stock		3,533		4,340		5,144		5,591		7,202	6.04
Earnings per share of common Stock		3,556		4,376		5,144		5,591		7,221	6.05
Other Data:
Ratio of Earnings to Fixed Charges(2)
Korean GAAP		2.0		1.9		2.5		4.2		4.1	4.1
U.S GAAP(3)		2.3		2.5		3.6		4.8		6.0	6.0

Consolidated Balance Sheet Data

	As of December 31,
	1999		2000		2001		2002		2003		2003
	(Won in billion, US$ in million)
Amounts in Accordance with Korean GAAP(4):
Net working capital deficit(5)	(Won)	(6,920)	(Won)	(5,695)	(Won)	(3,561)	(Won)	(4,680)	(Won)	(4,599)	$(3,858)
Net utility plant in service		47,447		48,450		49,440		53,527		52,363	43,928
Construction in progress		10,442		10,653		11,154		7,777		9,551	8,012
Total assets		64,766		65,920		70,562		70,512		71,727	60,174
Total stockholders’ equity		30,325		32,059		33,182		35,562		37,782	31,696
Capital stock		3,199		3,201		3,201		3,201		3,204	2,688
Long-term debt		20,343		20,460		22,089		17,671		15,814	13,266
Other liabilities-long term liabilities		3,539		4,148		6,005		7,173		7,992	6,704
Amounts in Accordance with U.S. GAAP(4):
Total assets		56,291		57,404		62,591		62,297		65,380	54,849
Total stockholders’ equity		18,982		21,437		24,162		27,291		31,163	26,144

(1)	See Item 5 “Operating and Financial Review and Prospects—Operating Results” for discussion of certain changes in Korean GAAP.
(2)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.
(3)	See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 22 of the notes to our consolidated financial statements.
(4)	In 1999, utility plant was revalued by (Won)9,439 billion, with a corresponding increase in stockholders’ equity under Korean GAAP.
(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of the Republic, and all references to “U.S. Dollars”, “Dollars”, “$”, “U.S.$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at (Won)1,192.00 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. On June 25, 2004, the Noon Buying Rate was (Won)1,150 to US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
1998	1,206.00	1,401.00	1,812.00	1,196.00
1999	1,136.00	1,189.80	1,243.00	1,125.00
2000	1,267.00	1,130.90	1,267.00	1,105.50
2001	1,313.50	1,292.00	1,369.00	1,234.00
2002	1,186.30	1,250.40	1,332.00	1,160.60
2003	1,192.00	1,192.10	1,262.00	1,146.00
2004 (through June 25)	1,150.00	1,168.00	1,195.10	1,141.40
January	1,165.00	1,183.35	1,195.10	1,172.00
February	1,193.70	1,167.53	1,180.00	1,152.20
March	1,252.00	1,166.59	1,179.00	1,146.70
April	1,215.50	1,152.86	1,173.60	1,141.40
May	1,165.00	1,177.88	1,191.00	1,165.00
June (through June 25)	1,150.00	1,159.87	1,164.80	1,150.00

(1)	The average of the Noon Buying Rates over the relevant period.

RISK FACTORS

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to KEPCO

The Government’s Plan for restructuring the electricity industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us.

On January 21, 1999, the Ministry of Commerce, Industry and Energy (the “MOCIE”) announced the Restructuring Plan for the electricity industry in Korea. For a detailed description of the Restructuring Plan, see Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea”.

The Government promulgated the Law on Promotion of Restructuring of Electricity Industry (the “Restructuring Law”) and amended the Electricity Business Law on December 23, 2000, which allowed us to implement the Restructuring Plan. Pursuant to the Restructuring Law:

•	on April 2, 2001, the Government established the Korea Power Exchange to deal with the sale of electricity and to work out regulations governing the electricity industry to allow for electricity distribution through a competitive bidding process;

•	on April 2, 2001, the Government established a competitive bidding pool system for the sale and purchase of electricity; and

•	on April 27, 2001, the Government established the Korean Electricity Commission to regulate the restructured Korean electricity industry and to ensure fair competition.

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

In September 2003, a joint study group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing distribution competition within the industry. Members of the Commission are among others from Government and labor union. In June 2004, based on the conclusion of this study group, the Tripartite Commission resolved that it would be in the best interest of the Republic and the Korean electricity industry to suspend the formation and the privatization of the distribution subsidiaries. Following this resolution and recommendation of the Tripartite Committee, the MOCIE announced on June 17, 2004 to suspend the plan to form and privatize the distribution subsidiaries, which implies suspending the plan of introducing a two-way bidding pool system.

The Restructuring Plan still contemplates that we eventually dispose of our interests in our generation subsidiaries (excluding our nuclear and hydroelectric power generation subsidiary). In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, excluding our nuclear and hydroelectric power generation subsidiary. In 2002, we commenced the sale of Korea South-East Power Co., Ltd. (“KOSEP”). According to the original privatization plan, the process of selling KOSEP was to sell the management control and involve domestic initial public offering and strategic stake sale. Due to market conditions, the process of selling KOSEP has tentatively been delayed. The aggregate foreign ownership of our generation subsidiaries will be limited to 30% of total power generation capacity in Korea. We cannot assure you as to the timing or the extent to which our divestiture will occur. In addition, it is possible that Korean law relating to anti-competitive practices as existing at that time may affect the manner in which we conduct our business through such subsidiaries.

Recent increase in fuel prices will adversely affect our results of operations and profitability.

Fuel costs constituted 21.3% and 29.7% of our sales and cost of sales, respectively, for the year ended December 31, 2003. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a small number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. See Item 4 “Information on the Company—Business Overview—Fuel”. Most of the bituminous coal requirements are imported from China, Australia, Indonesia, Canada, Russia and the United States under long-term contracts. Approximately 31% and 45% of the annual bituminous coal requirements of our generation subsidiaries in 2003 were imported from China and Australia, respectively. Approximately 74% of the combined bituminous coal requirements of our generation subsidiaries are purchased under long-term contracts and 26% purchased on the spot market. Recently, due to increase in domestic demand in China and elsewhere in the world, the prices of bituminous coal have soared. As a result of this price increase and the effects of rising shipping cost for bituminous coal, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of the suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost. In addition, there have been recent increases in oil prices, resulting in higher fuel cost. In May 2004, the price of oil (Dubai) exceeded US$34.00 per barrel as compared to an average of US$26.82 per barrel in 2003. Because the Government regulates the rates we charge for electricity we sell (see Item 4 “Information on the Company—Business Overview—Rates”), our ability to pass on such cost increases to our customers is limited. We estimate that the recent increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2004 to date. We expect fuel prices to remain high throughout 2004. Accordingly, we expect our operating income and net income may decrease significantly in 2004 and beyond compared to prior periods.

The impact of Won depreciation may have a material adverse effect on us.

The depreciation of Won against the U.S. dollar or the Japanese Yen in the past had a material effect on the cost of servicing our foreign currency debt and the cost of our purchases of fuel materials and equipment from overseas sources. As of December 31, 2003, approximately 36.2% of our debt was denominated in foreign currencies, principally in Dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in Dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to affect such purchases or service such debt. As a result, any significant depreciation of the Won against the Dollar or other foreign currencies will adversely impact us.

Labor unrest may materially and adversely affect our operations.

As of December 31, 2003, approximately 62.5% of the employees of our generation subsidiaries were members of the Korean Power Plant Industry Union. The Restructuring Plan and the privatization plan for our non-nuclear generation subsidiaries have generated labor unrest. Labor unions to which our employees belong have voiced their opposition to the Restructuring Plan from its very inception. In particular, the prospect of privatizing some of our core assets has raised concerns among some of our employees. On February 25, 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries commenced a six-week strike to protest the Government’s plans to privatize our five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions (KCTU), the second-largest governing body of labor unions in Korea with over 600,000 members, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, KCTU directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. We cannot assure you that a large-scale strike will not occur again in the future, or that any such labor unrest will be satisfactorily resolved. Such labor unrest may adversely affect our results of operations, including by severely disrupting the power supply as well as substantially hindering the implementation of the Restructuring Plan.

Inherent in the operation of nuclear power generation facilities are numerous hazards risks, any of which could result in a material loss of revenues or increased expenses.

Through Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), our wholly-owned nuclear subsidiary, we currently operate 18 nuclear-fuel generating units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and low cost structure that forms the base load and is the largest source of Korea’s electricity supply accounting for 40.2% of electricity generated in Korea in 2003. Due to significantly lower fuel costs as compared with conventional power plants, our nuclear power plants are in general operated at full capacity with only routine shutdowns for check-up and overhaul consisting of 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant resumed its operations on April 28, 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns as to its safety. After the overhaul, this nuclear power plant resumed its operations on April 6, 2004. For details of these incidents, see Item 4 “Information on the Company—Business Overview—Environment and Community Programs—Nuclear Safety”. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, increase in fuel costs from alternative power sources and/or additional costs to repair, which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generating units may have adverse effect on us.

In 2003, 40.2% of the electricity generated in Korea was generated by nuclear generating units. In recent years, we have encountered increasing opposition in the Republic to the construction and operation of nuclear generating units. Although the Government and we have undertaken various community development programs to address concerns of residents of areas near nuclear units, community opposition to the construction and operation of nuclear units could result in construction delay or relocation of planned nuclear units which could have a material adverse impact on us. See Item 4 “Information on the Company—Business Overview—Power Generation—KHNP”, “Business Overview—Environment and Community Programs” and “Business Overview—Insurance”.

Insurance coverage may not be sufficient.

Risks of substantial liability arise from the operation of nuclear-fueled generating units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. While KHNP carries insurance for its generation units and is the beneficiary of a certain Government indemnity with respect to such risks, the amounts and coverage thereof are limited and do not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants, and material financial consequences could result from a significant accident.

Our non-nuclear generation subsidiaries carry insurance covering key assets and equipments located at their respective power plants against certain risks, including fire, construction-in-progress, imported fuel and procurement in transit and directors’ and officers’ liability. These insurance and indemnity, however, cover only a portion of the assets that our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants. In addition, unlike

KHNP or us, our non-nuclear generation subsidiaries are not permitted to self-insure, and accordingly have not self-insured, against risks of their uninsured assets or business. Accordingly, material and adverse financial consequences could result from a significant accident.

Because we and our non-nuclear generation subsidiaries do not carry insurance against terrorist attacks, in the event of an act of terrorism, the coverage amount for their properties may not be enough. See Item 4 “Information on the Company—Business Overview—Insurance”.

We anticipate that we need to incur substantial indebtedness for future capital expenditures.

We anticipate that a substantial additional indebtedness will be required through the years in order to refinance existing debt and to make capital expenditures for construction of generation plants and other facilities. We expect that certain portion of our long-term debt will need to be raised through foreign currency borrowings and in international capital markets. It is possible that the cost at which such financing may be provided may not be acceptable to us.

We may not be able to raise equity capital in the future without the participation of the Government.

The Korea Electric Power Corporation Act (the “KEPCO Act”) requires that the Government, directly or pursuant to The Korea Development Bank Act (the “KDB Act”), through The Korea Development Bank (a statutory banking institution wholly owned by the Government), own at least 51% of our capital stock. As of March 31, 2003, Government, directly or through The Korea Development Bank (“KDB”), owned 54% of our issued capital. Accordingly, without changes in the existing Korean law, it will be difficult or impossible for us to undertake any equity financing in the future (other than sales of treasury stock) without the participation of the Government.

Risks Relating to Korea and the Global Economy

Adverse developments in Korea could adversely affect us.

Beginning in late 1997, Korea experienced a significant financial and economic downturn which resulted in, among other things, a significant increase in the number and size of Korean companies filing for corporate reorganization and protection from their creditors. Although it is believed that the country’s economy has recovered to a certain extent, there can be no assurance that the recovery will continue or that Korea’s economy will not experience any adverse developments in the future. Recent developments that have hurt and may continue to hurt Korea’s economy include, for example, financial difficulties experienced by SK Networks (formerly known as SK Global Co., Ltd.), which admitted in March 2003 that it had falsified its financial statements, and the increase in the credit card delinquencies causing the financial difficulties experienced by banks and credit card companies, including LG Credit Card Co., Ltd., which is suffering from insolvency.

Adverse economic developments in the Republic have had, and may have in the future, a significant impact on us. In general, the rate of growth in electricity demand in Korea has shown a proportionate positive correlation to the rate of growth in the overall economy, reflected in such measures as GDP. As a consequence of adverse economic conditions in Korea, the rate of growth in demand for electricity declined significantly in late 1997 and during 1998. Total demand for electricity increased by 11.8% in 2000 as compared to 1999, by 7.6% in 2001 as compared to 2000, by 8.0% in 2002 as compared to 2001 and by 5.4% in 2003 as compared to 2002.

Developments that could hinder the Republic’s economic recovery include the following:

•	social and labor unrest resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together are expected to lead to an increased Government budget deficit;

•	volatility in commodity prices (including oil prices), foreign currency reserve levels, exchange rates, interest rates and the stock market;

•	increased reliance on exports to service foreign currency debts, which could cause friction with the Republic’s trading partners;

•	the current financial problems of certain former and current companies of Korean conglomerates, or chaebols, as well as companies which conduct business with those chaebols, or the failure of restructuring of chaebols, and their potential impact on the Republic’s financial sector;

•	continued adverse developments in the economies of countries to which the Republic exports goods and services (such as the United States and Japan), or in emerging market economies in Asia or elsewhere; and

•	a deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Tensions with North Korea could have an adverse effect on us.

In recent months, the level of tension between Korea and the Democratic People’s Republic of Korea (“North Korea”), as well as among North Korea, the United States and Japan, has increased. In response to North Korea’s admission to maintaining a nuclear weapons program in breach of the peace accord executed in October 1994 (the “1994 Accord”), the United States, Japan, Korea and the European Union (which became party to the 1994 Accord in November 2002) suspended shipments of oil to North Korea under the 1994 Accord and reiterated their demands to North Korea to halt its nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its Yongbyon nuclear power plant and evicted nuclear inspectors from the United Nations International Atomic Energy Agency (the “IAEA”) in December 2002. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States were to execute a non-aggression pact. Media reports have stated that North Korea has reactivated a reactor at its main nuclear complex, the Yongbyon nuclear power plant. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council. In an effort to secure a peaceful negotiated resolution to these events, the two Koreas continue to hold ministerial talks. In July 2003 and February 2004, the representatives of the United States, North Korea, China, Russia, Japan and Korea met to resolve issues relating to North Korea’s nuclear weapons program. In the recent multilateral discussions, Korea, North Korea, the United States, China, Japan and Russia agreed to establish a working group for detailed discussions and hold the next discussions before the end of June 2004. The parties also expressed their commitment to a nuclear-weapons-free Korean peninsula and willingness to coexist peacefully. However, there can be no assurance that the level of tensions will not escalate and have a serious adverse impact on us.

Unemployment and labor unrest in Korea may adversely affect our operations.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.1% as of December 31, 2000 to 3.1% as of December 31, 2002, but increased to 3.6% as of December 31, 2003. A continued increase in unemployment or labor unrest in Korea could adversely affect our operations and the financial conditions of Korean companies in general, depressing the price of securities on the Korea Stock Exchange and the value of the Won relative to other currencies. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in Korea and other countries, particularly emerging market countries, could adversely affect on us.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, including emerging market countries. Financial turmoil in Asia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country, such as Argentina or Brazil, can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot assure you that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on our business.

Other Risks

We are jointly and severally liable for certain debt of our generation subsidiaries.

Under the relevant provisions of the Korean Commercial Code, we and each of our generation subsidiaries remain jointly and severally liable for all of our liabilities existing prior to the corporate split on April 2, 2001 and all liabilities that we transferred to generation subsidiaries unless such joint and several liability has been successfully eliminated through consents of creditors of affected debt, including consent by resolutions at bondholders’ meetings, which resolutions are approved by the court. In order to facilitate the privatization of our generation subsidiaries, we eliminated the joint and several liabilities among us and our generation subsidiaries through the consent process described in Item 4. “Information on the Company—History and Development—Recent Developments—Debt Restructuring”. As a result, our generation subsidiaries are released from the joint and several liability for all of our foreign debts existing prior to the corporate split on April 2, 2001 which were not transferred to our generation subsidiaries and the creditors of such debts no longer have direct claims as to the assets of our generation subsidiaries. However, we and our generation subsidiaries remain jointly and severally liable for bonds issued prior to April 2, 2001 in the domestic market, for which KDB Guarantee (as defined in Item 4. “Information on the Company—History and Development—Recent Developments—Debt Restructuring”) has not yet been provided. We are jointly and severally liable for domestic debt of us and our generation subsidiaries in the aggregate amount of approximately (Won)3,090 billion (US$2,580 million), consisting of (Won)1,747 billion (US$1,459 million) of domestic bonds and (Won)1,343 billion (US$1,121 million) of domestic borrowings, outstanding as of February 29, 2004. These obligations will rank equally with our other unsecured debt.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ materially from U.S. GAAP.

Our consolidated financial statements are prepared in accordance with accounting regulations applicable to Government-invested companies and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP”.

Korean GAAP and U.S. GAAP differ, among other ways, in respect of the following issues:

•	treatment of asset retirement obligations;

•	treatment of asset revaluation;

•	treatment of foreign exchange translation gains and losses; and

•	the establishment of a regulatory asset and liability to offset the impact of foreign exchange translation losses and gains on our income statement, deferred income taxes and reserves for self-insurance.

See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 22 of the notes to our consolidated financial statements included elsewhere herein.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the SEC and listed on the NYSE, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, foreign private issuers, including us, are exempt from certain corporate governance standards required to be complied with under the Sarbanes-Oxley Act or under the rules of the NYSE. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

General Information

We were established by the Government on December 31, 1981 as the successor to Korea Electric Company and, until 1989, were wholly owned by the Government. Our registered office is located at 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea, and our telephone number is 82-2-3456-4264.

In 1989, the Government sold 21% of our common stock as part of a planned partial privatization. Such partial privatization was one of several sales by the Government of shares of Government-owned companies undertaken. In 1994, we sold 1.2% of our shares in a global offering. In 1995, we sold 1.1% of our shares in another global offering. From November 1997 to February 1998 the Government injected capital into KDB, The Export-Import Bank of Korea, Korea First Bank and Seoul Bank with our shares to support those financial institutions. In March 1999, the Government sold 5% of our shares in a global offering. As a result, as of December 31, 2000, the Government owned, directly or indirectly, 54% of our issued common stock (including treasury stock). On June 20, 2001, the Government transferred 127,086,334 shares of our common stock held by it, which represents 19.85% of our outstanding capital, to KDB, and on April 30, 2004, the Government transferred 34,511,869 shares of our common stock, which represents 5.39% of our outstanding capital, to KDB to strengthen its capital base. As a result of such transfer, the Government and KDB own 27.03% and 26.93%, respectively, of the outstanding shares of our common stock as of the end of April 2004. See the table setting forth certain information relating to certain owners of our capital stock as of April 30, 2004 in Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders”.

The KEPCO Act requires that the Government, directly or pursuant to the KDB Act, through KDB, own at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The Government’s and KDB’s rights as holders of our common stock are exercised by the MOCIE based on the Government’s ownership of our common stock and a proxy to be received from KDB in consultation with the Ministry of Finance and Economy (“MOFE”).

We operate under the general supervision of the MOCIE. The MOCIE, in consultation with the MOFE, has responsibility for approving the electric power rates we charge after review by the Korean Electricity Commission. See “—Business Overview—Rates”. We furnish reports to officials of the MOCIE, the MOFE and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See “—Business Overview—Regulation”.

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

Our statutory auditor is appointed by the President of the Republic upon the motion of the Minister of the Planning and Budget of Korea following a resolution at the general meeting of our shareholders. The auditor is our full-time employee responsible for monitoring our business affairs and accounts. The auditor attends board meetings but is not a director and does not vote at board meetings. See Item 6 “Directors, Senior Management and Employees—Directors and Senior Management”.

We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us. As an entity formed to serve public policy goals of the Government, we seek to maintain an overall level of profitability which allows us to strengthen our equity base in order to support the growth in our business. Our electricity rates are established pursuant to procedures that take into account, among other things, our needs to recover the costs of operations, to make capital investments and to provide a fair return to our security holders. See “—Business Overview—Rates”.

Recent Developments

Debt Restructuring

Pursuant to the Restructuring Plan for the electricity industry in Korea (as described in “—Restructuring of the Electricity Industry in Korea” below), in February 2001, our board of directors approved a plan to split the assets and liabilities associated with our generating capacity into six wholly owned subsidiaries. We implemented the plan effective as of April 2, 2001. Under the relevant provisions of the Korean Commercial Code, we remain jointly and severally liable for all liabilities we transferred to our generation subsidiaries, and each generation subsidiary is jointly and severally liable for all of our liabilities existing prior to the corporate split and all liabilities that we transferred to other generation subsidiaries.

In order to facilitate the privatization of the non-nuclear and non-hydroelectric generation subsidiaries, we took actions to eliminate the joint and several liabilities among us and our generation subsidiaries so that the generation subsidiaries will not be liable for our debt and debt of other generation subsidiaries. Under Korean law, the elimination of this joint and several liability requires consent of creditors of affected debt, including consent of a specified percentage of each series of the outstanding debt securities that were sold in the United States, Europe, Asia and Korea. On November 14, 2002, we commenced solicitations of consents and proxies from the holders of our debentures and notes listed below under the heading Yankee and Global Bonds (the “Yankee and Global Bonds”) and under the heading Eurobonds (the “Eurobonds” and, together with the Yankee and Global Bonds, the “Bonds”).

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
US$96.5mm FRNs due 2005
US$95mm 7.05% Notes due 2007
GBP24.467mm 8.50% Notes due 2007

The solicitations related to proposed amendments to the agreements under which our debt securities were issued and to waivers of certain rights under the Korean Commercial Code. In consideration for the amendments and waivers, and upon the satisfaction or waiver of all closing conditions, the KDB agreed to issue a full, unconditional and irrevocable guarantees (the “KDB Guarantees”) in respect of the Bonds if the amendments and waiver with respect to such issue become effective. The waivers were intended to eliminate the joint and several liability of the generation subsidiaries on the Bonds and facilitate the eventual divestiture or sale of the generation subsidiaries pursuant to the Restructuring Plan. The joint and several liabilities arose as a matter of law under the Korean Commercial Code in connection with our creation of the generation subsidiaries and transfer of our assets to them. The debt obligations covered by the KDB Guarantees are denominated in several currencies and have final maturities ranging from 2003 to 2027, except that one series of debt securities matures in 2096.

In February 2003, we completed the solicitation of consents and proxies for the Yankee and Global Bonds and KDB Guarantees were given accordingly. In April 2003, we announced the successful completion of the closing conditions relating to the Eurobonds and KDB Guarantees were given accordingly. In February 2004, we successfully completed the solicitation of consents and proxies for our Yen-denominated bonds offered in Japan (the “Samurai Bonds”) and KDB Guarantees were given accordingly. In March 2003, we completed the solicitation of consents for our domestic bonds; however, the KDB Guarantees have not yet been given. These domestic bonds are still entitled to the joint and several liability by us and all of our generation subsidiaries, including us. As of April 30, 2004, the outstanding balance of these domestic bonds amounted to (Won)1,012 billion (US$866 million). The joint and several liability by us and all of our generation subsidiaries relating to these domestic bonds will be eliminated when the KDB Guarantees are given in respect of these bonds without further consent of the bondholders. In addition, we had domestic borrowings outstanding which were also entitled to joint and several liability among us and our generation subsidiaries of (Won)1,062 billion (US$909 million) as of April 30, 2004. As a result, the total debt still subject to joint and several liability amounted to (Won)2,074 billion (US$1,775 million).

Suspension of the Restructuring Plan

In September 2003, a joint study group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing distribution competition within the industry. Members of the Commission are among others from Government and labor union. In June 2004, based on the conclusion of this study group, the Tripartite Commission resolved that it would be in the best interest of the Republic and the Korean electricity industry to suspend the formation and the privatization of the distribution subsidiaries. Following this resolution and recommendation of the Tripartite Committee, the MOCIE announced on June 17, 2004 to suspend the plan to form and privatize the distribution subsidiaries, which implies suspending the plan of introducing a two-way bidding pool system.

Capital Expenditures

This table below sets forth for each year in the three-year period ending December 31, 2003, the amounts of capital expenditures (including capitalized interest) for the construction of generating, transmission and distribution facilities:

2001	2002	2003
(in billions of Won)
(Won)7,299	(Won)6,653	(Won)6,782

For the expected completion dates of generating facilities, see “—Business Overview—Capital Investment Program”.

BUSINESS OVERVIEW

Introduction

We are an integrated electric utility company and the only company engaged in the transmission and distribution of electricity in Korea. Through our six consolidated generation subsidiaries, we also generate substantially all of the electricity consumed in Korea. As of December 31, 2003, we and our generation subsidiaries owned approximately 90% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2003, we sold 294 billion kilowatt-hours of electricity. Of the 322 billion kilowatt-hours of electricity we generated or purchased in 2003, 41.3% was generated by our nuclear and hydroelectric power generation subsidiary.

For the year ended December 31, 2003, we had consolidated operating revenues of (Won)22,775 billion (U.S.$19,106 million) and consolidated net income of (Won)2,323 billion (U.S.$1,949 million) and for the year ended December 31, 2002, we had consolidated operating revenues of (Won)21,366 billion and consolidated net income of (Won)3,048 billion. Our operating revenues increased primarily as a result of a 5.4% increase in kilowatt hours of electricity sold in 2003. The increase in electricity sold was primarily attributable to a 4.4% increase in kilowatt hours of electricity sold to the industrial sector, a 7.3% increase in kilowatt hours of electricity sold to the commercial sector and a 6.8% increase in kilowatt hours of electricity sold to the residential sector. See Item 5 “Operating and Financial Review and Prospects—Operating Results”.

Demand for electricity in the Republic grew at a compounded average rate of 8.2% per annum for the five years ended December 31, 2003 compared to real GDP compounded growth rates of approximately 5.4% for the same period according to The Bank of Korea. The GDP growth rate was 3.1% for 2003 as compared to 6.2% in 2002. Total demand for electricity in Korea during 2003 increased by 5.4% as compared to 2002. We anticipate demand for electricity to continue to increase in 2004.

Historically, we have made substantial expenditures for construction of generation plants and other facilities to meet increased demand for electric power. Subject to the Government’s restructuring plan as discussed in “Business—Restructuring of the Electricity Industry in Korea”, we (including our generation and distribution subsidiaries) plan to continue to make substantial expenditures to expand and enhance our generating, transmission and distribution system in the future. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements”.

Prior to the corporate reorganization effected on April 2, 2001, which created six generation subsidiaries wholly owned by us, we were the principal electricity generation company in Korea. We continue to be the principal electricity transmission and distribution company in Korea, subject to the implementation of the Restructuring Plan (as described herein).

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

The KEPCO Act requires that the Government own at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The Government’s and KDB’s rights as holders of our common stock are exercised by the MOCIE in consultation with the Ministry of Finance and Economy (“MOFE”). The Government currently has no plan to cease to own directly or indirectly at least 51% of our outstanding common stock.

The following is a description of the Restructuring Plan and the Government’s position relating to the Restructuring Plan as of the date of this report.

Phase I

During Phase I, which was the preparation stage for Phase II and ran from January 1, 1999 until April 2, 2001, we continued to be the principal electricity generator, with a few independent power producers (the “IPPs”) supplying electricity to us pursuant to existing power purchase agreements (the “PPAs”). On February 23, 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generating capacity into the following five separate wholly-owned generation subsidiaries, each with its own management structure, assets and liabilities: Korea Midland Power Co., Ltd. (“KOMIPO”), Korea South-East Power Co., Ltd (“KOSEP”), Korea Western Power Co., Ltd. (“KOWEPO”), Korea Southern Power Co., Ltd. (“KOSPO”), and Korea East-West Power Co., Ltd. (“EWP”). Our hydroelectric and nuclear generating capacity was transferred into a separate wholly-owned generation subsidiary, Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”). On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries effective as of April 2, 2001.

The Government’s objectives in dividing the power generation capacity into separate generation subsidiaries were principally to:

•	introduce competition and thereby increase efficiency in the electricity generation industry in Korea; and

•	ensure the stable supply of electricity in Korea.

Following the implementation of Phase I, we have retained our monopoly position with respect to transmission and distribution of electricity in Korea.

While our ownership percentage of the non-nuclear and non-hydroelectric generation subsidiaries and distribution subsidiaries will depend on the ultimate form of the Restructuring Plan approved by the Government, we plan to continue to retain 100% ownership of KHNP, distribution and the transmission business.

Phase II

Phase II, which is the current phase, began on April 2, 2001. In Phase II, the Government has introduced a competitive bidding or bidding pool system under which we purchase power from the generation subsidiaries and other companies for transmission and distribution to customers. Such competitive bidding or bidding pool system was established on April 2, 2001 and is a cost-based pool system (the “CBP”) (as described below).

Pursuant to the Electricity Business Law amended on December 23, 2000, the Government established the KPX on April 2, 2001 to deal with the sale of electricity and work out regulations governing the electricity market to allow for electricity distribution via a competitive bidding process. The Government also established the Korea Electricity Commission (the “KEC”) on April 27, 2001 to regulate the restructured Korean electricity industry and to ensure fair competition. As part of this process, the KPX established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the KPX shall obtain approval from the MOCIE and any amendment must be reviewed by the KEC, prior to approval by the MOCIE.

The KEC’s main functions involve implementing of necessary standards and measures for electricity market operation and reviewing of matters relating to licensing companies in the Korean electricity industry. The KEC also acts as an arbitrator in disputes involving utility rates and companies in the Korean electricity industry and consumers and investigates illegal or deceptive activities of Korean electricity market participants.

The Pool System

Under the pool system, each generation company, including our generation subsidiaries, participates in a competitive bidding process operated by the KPX. Under the current CBP, each generation company, including our generation subsidiaries, submits its costs to the KPX on a monthly basis and also submits available capacity to the KPX one day prior to the date of trading. The submitted costs are divided into two categories: base load units and non-base load units, in order to promote fair competition as base load and non- base load units have different cost structures. Base load plants utilize coal and nuclear fuel materials and non-base load plants utilize non-coal and non-nuclear fuel materials. The final pool price for each of these categories is determined by the KPX.

CBP comprises two prices, namely, system marginal price (“SMP”) and base load marginal price (“BLMP”), which are determined by variable costs of the most expensive non-base load unit(s) and base load unit(s), respectively, from which electricity is dispatched for the trading period. Non-base load capacity payment (“Non-Base Load CP”) and base load capacity payment (“Base Load CP”) represent fixed costs of non-base load units and base load units, respectively, and are settled separately from the CBP.

One uniform pool price for each category is determined every hour as the SMP and the BLMP by merit order (as described below).

Merit order is a power dispatch order system determined and used by the KPX. The KPX determines the allocation of power supplied by generation companies. This determination is primarily dependent on variable cost and other various factors, including the proximity of a generation company to the geographical area to which power is being supplied, transmission and distribution costs, network and fuel constraints and amount of power loss during transmission and distribution.

Consumers purchase power from us at prices based upon our purchase price plus transmission and distribution fees and other fees which are set by the KEC. The KEC’s prime objective is ensuring transparency and preventing anti-competitive practices in the bidding process to maximize the benefits of competition to consumers.

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, excluding our nuclear and hydroelectric power generation subsidiary. In 2002, we commenced the sale of Korea South-East Power Co., Ltd. (“KOSEP”). According to the original privatization plan, the process of selling KOSEP was to sell the management control and involve domestic initial public offering and strategic stake sale. Due to market conditions, the process of selling KOSEP has tentatively been delayed. The aggregate foreign ownership of our generation subsidiaries will be limited to 30% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of sales, with a view to encouraging competition, assuring adequate electricity supply and debt service capability.

The diagram below illustrates Phase II of the Restructuring Plan.

Resolution of the Tripartite Commission and the Recent MOCIE Announcement

In September 2003, a joint study group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing distribution competition within the industry. Members of the Commission are among others from Government and labor union. In June 2004, based on the conclusion of this study group, the Tripartite Commission resolved that it would be in the best interest of the Republic and the Korean electricity industry to suspend the formation and the privatization of the distribution subsidiaries. Following this resolution and recommendation of the Tripartite Committee, the MOCIE announced on June 17, 2004 to suspend the plan to form and privatize the distribution subsidiaries, which implies suspending the plan of introducing a two-way bidding pool system.

Power Generation

The electricity generating systems of our generation subsidiaries as of December 31, 2003 comprised a total of 296 generating units, including nuclear, thermal, hydro and internal combustion units, which as of December 31, 2003 had an aggregate installed generating capacity of 50,432 megawatts. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined cycle units. Combined cycle units consist of either LNG-fired combined cycle units or oil-fired combined cycle units. In addition to the generating facilities that our generation subsidiaries own, we purchase power output of several generating plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2003, the number of units, installed capacity and the average capacity factor for each type of generating facility that our generation subsidiaries own.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(megawatts)	(percent)
KEPCO facilities:
Nuclear	18	15,716	94.2

Thermal:
Coal	37	15,931	87.4
Oil	19	4,280	44.4
LNG	6	1,538	12.4

Total thermal	62	21,749	73.6

Internal combustion	175	10,130	37.7
Hydro	41	2,837	14.0

Total KEPCO facilities	296	50,432	69.8

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.

The useful life of units of each type without substantial renovation is approximately as follows: nuclear and thermal, over 30 years; internal combustion, over 25 years; hydroelectric, over 50 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We attempt to achieve efficient use of generating resources and diversification of generating capacity by fuel types. We have in the past relied principally upon oil-fired thermal generating units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generating units. While nuclear units are more expensive to construct than other units of comparable capacity, nuclear fuel is less expensive than fossil fuels producing comparable amounts of energy. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electric energy, we seek to maintain nuclear power production capacity at a level approximating a level at which demand is continuous within Korea. For production at times when demand exceeds the level of continuous demand, we rely on units fired by fossil fuel and hydroelectric units, which can be started and shut down more efficiently than nuclear units. Bituminous coal is currently the cheapest thermal fuel per kilowatt hour of electricity produced, and therefore we have sought to maximize the use of bituminous coal for generation needs above the continuous demand level, except for meeting surges in demand requiring rapid startup and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid startup and shutdown, and therefore we have used such units principally to meet short-term surges in demand. We have increasingly used LNG-fired units and bituminous coal-fired units rather than anthracite coal-fired units to reduce the environmental impact of our generating operations. Anthracite coal is also a less efficient fuel source than bituminous coal.

Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to add additional thermal and internal combustion units in future periods for this purpose. Such units may be completed more quickly than new nuclear units.

The table below sets forth for each of the five years ended December 31, 2003 the amount of electricity generated by facilities linked to our grid system, and the amount of power used or lost in connection with transmission and distribution.

	1999	2000	2001	2002	2003	% of 2003 Gross Generation(1)
	(million kilowatt hours and percent)
Electricity generated at generation subsidiaries:
Nuclear	103,064	108,964	112,133	119,103	129,671	40.2%
Thermal
Coal	83,603	99,428	112,257	119,665	121,931	37.8
Oil	11,524	18,888	21,622	17,493	16,664	5.2
LNG	1,345	1,632	1,557	1,771	1,674	0.5

Total thermal	96,472	119,948	135,437	138,929	140,269	43.5
Internal combustion	27,091	24,734	23,914	30,888	33,445	10.4
Hydro	3,560	3,196	2,915	3,262	3,479	1.1

Total generation	230,187	256,842	274,398	292,182	306,866	95.2
Electricity purchased from others:
Thermal	6,631	7,144	9,589	12,242	12,178	3.8
Hydro	2,507	2,414	1,236	2,049	3,408	1.1

Total purchased	9,138	9,558	10,825	14,291	15,586	4.8
Gross generation	239,325	266,400	285,224	306,474	322,452	100
Auxiliary use(2)	10,998	12,328	12,980	13,728	14,226	4.4
Pumping storage(3)	2,525	2,118	2,401	2,688	2,581	0.8

Total net generation(4)	225,802	251,953	269,842	290,058	305,645	94.8

Transmission and distribution losses	11,280	11,871	12,140	12,994	13,593	4.4	(5)

(1)	Unless otherwise indicated, the percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generating units in the course of generation.
(3)	Pumping storage represents electricity consumed during low demand periods in order to store water which will be utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation subtracted by auxiliary use and pumping storage.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of each period (including units generating electricity primarily for sale to us) and peak and average load in each period for each of the five years ended December 31, 2003.

	1999	2000	2001	2002	2003
	(megawatts)
Total capacity	46,978	48,451	50,859	53,801	56,053
Peak-load	37,293	41,007	43,125	45,773	47,385
Average load	27,320	30,328	32,560	34,986	36,810

KHNP

We commenced nuclear power generation activities in 1978 when our first nuclear generating unit, Kori-1, began commercial operations. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to KHNP.

Currently, KHNP owns and operates 18 nuclear generating units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin and 27 hydroelectric generating units.

The table below sets forth as of and for the year ended December 31, 2003, the number of units, installed capacity and the average capacity factor for the two types of generating facility.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(megawatts)	(percent)
Nuclear	18	15,716	94.2
Hydroelectric	27	534	31.5

Total	45	16,250	—

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.

We are currently building two additional nuclear generating units, each with a 1,000-megawatt capacity at the Ulchin site, Ulchin-5 and -6 and we expect to complete these units in 2004 and 2005, respectively. In addition, we are planning to receive permission to build additional six nuclear units (New Kori Nos. 1 through 4 and New Wolsong Nos. 1 and 2).

Nuclear

The table below sets forth certain information with respect to the nuclear generating units KHNP owned as of December 31, 2003.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of operations	Installed Capacity
	(megawatts)
Kori-1	PWR	W	GEC	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC	1985	950
Kori-4	PWR	W	GEC	1986	950
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W	1986	950
Yonggwang-2	PWR	W	W	1987	950
Yonggwang-3	PWR	H, CE	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE	H, GE	1998	1,000
Ulchin-4	PWR	H, CE	H, GE	1999	1,000
Total nuclear	—	—	—	—	15,716

(1)	PWR means pressurized light water reactor; PHWR means pressurized heavy water reactor.
(2)	W means Westinghouse Electric Company (U.S.A); AECL means Atomic Energy Canada Limited (Canada); F means Framatome (France); H means HANJUNG; CE means Combustion Engineering (U.S.A); D means Doosan Heavy Industries.

(3)	GEC means General Electric Company (UK); P means Parsons (Canada and UK); W means Westinghouse Electric Company (U.S.A); A means Alsthom (France); H means HANJUNG; GE means General Electric (U.S.A); D means Doosan Heavy Industries.

The table below sets forth certain information for 2003 with respect to each nuclear generating unit KHNP owned. In 2003, the total fuel cost was W4.41 per kilowatt hour.

Unit	Average Capacity Factor	Average Fuel Cost Per kwh
	(percent)	(Won)
Kori-1	93.2%	(Won)	4.39
Kori-2	90.2		5.31
Kori-3	104.8		4.12
Kori-4	95.1		4.50
Wolsong-1	89.5		4.70
Wolsong-2	95.3		4.44
Wolsong-3	97.3		4.49
Wolsong-4	98.2		4.77
Yonggwang-1	88.7		5.12
Yonggwang-2	92.8		4.33
Yonggwang-3	93.9		4.29
Yonggwang-4	102.9		4.24
Yonggwang-5	81.1		4.07
Yonggwang-6	92.5		4.00
Ulchin-1	87.6		4.70
Ulchin-2	90.9		3.93
Ulchin-3	104.4		4.03
Ulchin-4	95.4		4.58

Total nuclear	94.2%	(Won)	4.41

The average capacity factor of all of our nuclear units in aggregate has been maintained at 87.3% or more in each year since 1995.

Under extended cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between shutdowns for refueling and maintenance. This operational strategy of extended cycle has been adopted by all of our PWR units since 1987 and will spread to newly commenced units. Average shutdown periods for routine fuel replacement and maintenance varied from 30 to 40 days.

KHNP’s nuclear units experienced an average of 0.6 unplanned shutdowns per unit for the year ended December 31, 2003. In the ordinary course of operation, KHNP’s nuclear units routinely experienced damage and wear and tear and were repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operations in 1978. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Inherent in the operation of nuclear power generation facilities are numerous hazards risks, any of which could result in a material loss of revenues or increased expenses”.

Hydroelectric

The table below sets forth as of and for the year ended December 31, 2003 certain information regarding each hydroelectric plant.

Name (Number of Plants)	Classification	Year Built	Installed Capacity	Average Capacity Factor for the twelve months ended December 31, 2003
			(megawatts)	(percent)
Hwacheon(4)	Dam waterway	1944	108.00	14.4
Chuncheon(2)	Dam	1965	57.60	23.8
Euiam(3)	Dam	1967	45.00	43.1
Cheongpyung(3)	Dam	1943	79.60	43.9
Paldang(4)	Dam	1973	120.00	48.4
Seomjingang(3)	Basin deviation	1945	34.80	63.8
Boseonggang(2)	Basin deviation	1937	4.50	58.9
Kwoesan(2)	Dam	1957	2.60	55.7
Anheung(3)	Dam waterway	1978	0.48	32.7
Kangreung(2)	Basin deviation	1991	82.00	—
Total hydroelectric			534.58	31.5

The Government-owned Korea Water Resources Corporation assumes full control of multi-purpose dams, while KHNP maintains the dams used for power generation. Existing hydroelectric power plants have exploited most of the water resources in the Republic available for commercially viable hydroelectric power generation. Consequently, KHNP expects that no new major hydroelectric power plants will be built in the foreseeable future. Due to its relatively high cost of generation, hydroelectric power generation is reserved for peak periods.

KOSEP

As of December 31, 2003, KOSEP had 10 thermal units, including eight coal-fired units with aggregate installed capacity of 3,565 megawatts and two oil-fired units with aggregate installed capacity of 500 megawatts. KOSEP also had combined cycle and internal combustion units with aggregate installed capacity of 900 megawatts and pumped storage units with aggregate installed capacity of 600 megawatts. KOSEP had a total installed capacity of 5,565 megawatts.

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSEP owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	12	3,240	86.0	(Won)	15.37
Anthracite:
Youngdong #1, 2	26	325	63.8		55.41
Oil-fired:
Yeosoo #1, 2	27	500	24.8		63.44

Total thermal	14.7	4,065	76.7	(Won)	39.87

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor, and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSEP owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Combined cycle and Internal Combustion:
Bundang GT #1,2,3,4,5,6,7,8 /ST #1, 2	9	900	42.9	(Won)	73.13
Pumped storage(1):
Muju #1, 2	8	600	11.8	(Won)	31.28

(1)	During periods of low energy usage, these pumped storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

KOMIPO

As of December 31, 2003, KOMIPO had 17 thermal units, including eight coal-fired units with aggregate installed capacity of 3,400 megawatts, three oil-fired units with aggregate installed capacity of 160 megawatts and six LNG-fired units with aggregate installed capacity of 1537.5 megawatts, constituting a total installed capacity of 5,097.5 megawatts for its thermal units. KOMIPO also had 13 combined cycle and internal combustion units with aggregate installed capacity of 1,855 megawatts.

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOMIPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	13.4	3,000	88.6	(Won)	14.42
Anthracite:
Seocheon #1, 2	20.5	400	64.2		56.66
Oil-fired:
Jeju #1, 2, 3	4.5	160	74.8		63.57
LNG-fired:
Seoul #4, 5	33.9	388	19.6		101.04
Incheon #1, 2, 3, 4	28.1	1,150	10.0		82.22

Total thermal	18.6	5,098	63.3	(Won)	24.00

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOMIPO owns.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel cost per kwh
	(years)	(megawatts)	(percent)
Combined cycle and internal combustion:
Boryeong Combined Cycle G/T #1, 2, 3, 4, 5, 6, 7, 8. S/ T#1, 2, 3, 4	4.4	1,800	28.9	(Won)	65.92
Jeju G/T #3	26.3	55	0.4		260.03

Total combined cycle and internal Combustion	5.3	1,855	27.6	(Won)	66.00

KOWEPO

As of December 31, 2003, KOWEPO had eleven thermal units, including seven coal-fired units with aggregate installed capacity of 3,066 megawatts and four oil-fired units with aggregate installed capacity of 1,400 megawatts, constituting a total installed capacity of 4,466 megawatts for its thermal units. KOWEPO also had 21 combined cycle and internal combustion units with aggregate installed capacity of 2,280 megawatts and two pumped storage units with aggregate installed capacity of 600 megawatts.

The table below sets forth as of and for the year ended December 31, 2003 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel costs of the thermal units KOWEPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Bituminous:
Taean #1, 2, 3, 4, 5, 6	5.6	3,000	88.9	(Won)	13.98
Anthracite:
Kunsan #1	35.2	66	74.7		68.94
Oil-fired:
Pyeongtaek #1, 2, 3, 4	22.1	1,400	48.9		61.49

Total thermal	11.2	4,466	76.2	(Won)	24.42

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOWEPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Combined cycle and internal combustion:
Pyeongtaek Combined Cycle	10.8	480	21.1	(Won)	89.00
West Incheon Combined Cycle	11.5	1,800	45.3		60.95

Total combined cycle and internal Combustion	11.4	2,280	40.2		64.06

Pumped storage:
Samryangjin #1	18.1	300	11.5		—
Samryangjin #2	18.0	300	11.1		—

Total pumped storage	18.1	600	11.3	(Won)	—

KOSPO

As of December 31, 2003, KOSPO had 10 thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and four oil-fired units with aggregate installed capacity of 420 megawatts, constituting a total installed capacity of 3,420 megawatts for its thermal units. KOSPO also had 25 combined cycle and internal combustion units with aggregate installed capacity of 2,845 megawatts and two pumped storage units with aggregate installed capacity of 400 megawatts.

The table below sets forth as of and for the year ended December 31, 2003 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6	5.0	3,000	92.3	(Won)	14.55
Oil-fired:
Youngnam#1, 2	32.2	400	51.3		57.59
South Jeju #1, 2	23.9	20	46.2		86.49

Total thermal	8.3	3,420	87.3	(Won)	17.63

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Combined cycle and internal combustion:
Shin Incheon Combined Cycle #3, 4	7.3	1,800	67.5	(Won)	57.7
Busan Combined Cycle #1, 2	0.7	900	20.0		54.6
Hallim Combined Cycle	7.6	105	11.1		124.9
South Jeju Internal Combustion	12.8	40	77.2		57.9

Total combined Cycle and internal Combustion	5.3	2,845	55.5	(Won)	57.8

Pumped storage	24.2	400	2.8	(Won)	38.8
Cheongpyeong	0.7	900	20.0	(Won)	54.6

EWP

As of December 31, 2003 EWP had 14 thermal units, including eight coal-fired units with aggregate installed capacity of 2,900 megawatts and six oil-fired units with aggregate installed capacity of 1,800 megawatts, constituting a total installed capacity of 4,700 megawatts for its thermal units. EWP also had 17 combined cycle and internal combustion units with aggregate installed capacity of 2,100 megawatts and two pumping storage units with aggregate installed capacity of 700 megawatts.

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units EWP owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Bituminous:
Dangjin #1, 2, 3, 4	3.6	2,000	92.5	(Won)	14.28
Honam #1, 2	18.9	500	78.5		20.89
Anthracite:
Donghae #1, 2	4.8	400	70.3		44.71
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	27.7	1,800	42.2		57.86

Total thermal	16.3	4,700	69.9		25.87

The table below sets forth as of and for the year ended December 31, 2003, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumping storage units EWP owns.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kwh
	(years)	(megawatts)	(percent)
Combined cycle and internal combustion
Ulsan Combined Cycle	7.2	1,200	15.2	(Won)	69.04
Ilsan Combined Cycle	9.8	900	40.1		75.53

Total combined cycle and internal combustion	8.4	2,100	25.9		73.36

Pumped storage:
Sancheong #1, 2	2.2	700	11.3		29.44

The high average age of the oil-fired thermal units owned by our generation subsidiaries is attributable to our historic reliance on oil-fired thermal units as our primary means of electricity generation. Since the mid- 1970’s we have diversified our fuel sources and constructed fewer oil-fired thermal units than units of other types.

Power Plant Recommissioning

We have in the past and our generation subsidiaries will continue to supplement our power generation capacity through remodeling or recommissioning our thermal units. The recommissioning included installation of anti-pollution devices, modification of control systems and overall rehabilitation and maintenance of existing equipment. Through 1998, 24 thermal units have been evaluated for life extension, and we had recommissioned Honam #1 and #2 (belonging to EWP) and Inchon #1 and #2 (belonging to KOMIPO) by the end of 2002.

Purchased Power

We purchased electricity generated by our six generation subsidiaries and some of independent power producers through Korea Power Exchange since April 2, 2001. The power trading results for the year ended December 31, 2003 through Korea Power Exchange are as follows:

Power Trading Result

	For the Year Ended December 31, 2003
	Items	Volume (Gigawatt hours)	Percentage of Total Volume	Sales to KEPCO (in billions of Won)	Percentage of Total Sales	Unit Price (Won/kwh)
Generation Companies	KHNP	125,864	42.0%	5,065	34.5%	40.24
	KOMIPO	31,345	10.5	1,782	12.1	56.85
	KOSEP	30,026	10.0	1,454	9.9	48.43
	KOWEPO	37,096	12.4	2,123	14.5	57.23
	KOSPO	37,321	12.4	2,048	14.0	54.89
	EWP	32,544	10.9	1,868	12.7	57.39
	Others	5,314	1.8	329	2.2	61.87

	Total	299,510	100.0%	14,669	100.0%	48.98

Energy Sources	Nuclear	124,412	41.5%	4,983	34.0%	40.05
	Bituminous coal	110,408	36.9	4,671	31.8	42.31
	Anthracite coal	6,346	2.1	325	2.2	51.20
	Oil	19,118	6.4	1,446	9.9	75.61
	LNG	1,904	0.6	226	1.5	118.92
	Combined cycle	32,328	10.8	2,644	18.0	81.79
	Hydro	2,438	0.8	140	1.0	57.48
	Pumped storage	1,978	0.7	203	1.4	102.74
	Others	578	0.2	31	0.2	53.35

	Total	299,510	100.0%	14,669	100.0%	48.98

Load	Base load	240,743	80.4%	9,957	67.9%	41.36
	Non-base load	58,767	19.6	4,712	32.1	80.19

	Total	299,510	100.0%	14,669	100.0%	48.98

Cost-Based Pool System

We purchase electricity generated by our six generating subsidiaries and some of IPPs through the KPX, which was established in April 2001, under CBP. Under the current CBP, power plants are separated into two groups, one comprising base load plants (nuclear and coal energy sources) and the other comprising non-base load plants (oil, LNG and hydro energy sources). Along with other generation companies, KHNP submits details of its production costs, which are used to determine SMP, BLMP, Non-Base Load CP and Base Load CP, to KPX. Non-Base Load CP and Base Load CP representing fixed costs of non-base load units and base load units, respectively, are settled separately from the CBP. SMP and BLMP used to calculate prices are based on the highest variable costs among the plants in operation by merit order submitted to the power pool. For details of the pool system, see “—Restructuring of the Electricity Industry in Korea—Phase II”.

In 2003, the average settlement price of BLMP was (Won)18.17/kWh. For the same period, the average settlement price of SMP was (Won)50.73/kWh. The Base Load CP and Non-Base Load CP for 2003 were (Won)21.49/kWh and (Won)7.17/kWh, respectively.

Power purchased from Independent Power Producers

We also purchased an aggregate of 11.1 billion kilowatt hours of electricity generated by independent power producers under existing power purchase agreements in 2003. We purchased the entire power output of a privately-owned combined cycle unit, a number of hydroelectric units owned by the Government-owned Korea Water Resources Corporation and certain other small hydroelectric units owned by private business, with an aggregate capacity of 4,026 megawatts. Other generating units, with an aggregate capacity of 4,085 megawatts as of December 31, 2003, generate electricity primarily for the purposes of the industrial owners of such units. Excess electricity generated by some of these units is sold to us.

Transmission and Distribution

We are currently the only company engaged in the transmission and distribution of electricity in the Republic. As of December 31, 2003, we had in operation 603 substations with an installed transformer capacity of 173,066 megavolt-amperes.

As of December 31, 2003, the transmission system comprised approximately 28,260 circuit kilometers of lines of 66 kilovolts or more including High Voltage Direct Current (“HVDC”). Our distribution system includes 1,023,776 kilometers of total line length with an aggregate transformer capacity of 76,356 megavolt-amperes. We began laying underground distribution lines in 1973 to increase efficiency and reduce customer concerns regarding exposed cables and, at December 31, 2003, this process had been completed for 47.4% of the distribution lines in Seoul and 9.8% of the distribution lines in the Republic as a whole. We plan to continue laying such underground distribution lines.

In recent years, we have invested heavily in our transmission and distribution systems to expand capacity and to increase efficiency. Current projects include increasing transmission capability for the existing transmission lines. By December 31, 2003, we upgraded the service voltage for households from 110 volts to 220 volts for 100% of the households in the Republic. Improvements in technology and facilities have also enabled us to increase holding rate frequency, a measure of the constancy of the frequency of electric charge delivered, from 81.9% in 1982 to 99.7% in 2003 and to reduce power outage per customer from 733 minutes in 1982 to 19.7 minutes in 2003. We achieved a transmission and distribution loss factor of 4.43% in 2003.

As we anticipate making substantial additions to our generating capacity in the near term, we will need to make significant investments in expanding our transmission and distribution facilities. We will need to make additional capital expenditures to improve existing facilities, strengthen our nationwide power grids and increase the proportion of underground distribution lines.

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

In 2003, KHNP purchased approximately 85%, or 2,977 tons, of its uranium concentrates requirement under long-term supply contracts with suppliers in Australia, Canada, France, Germany, the United Kingdom, South

Africa, Kazakhstan and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base price and spot market price prevailing at the time of actual delivery. In addition, KHNP purchased 15%, or 529 tons, of its uranium concentrates requirement through spot contracts mainly from Kazakhstan. Non-Korean suppliers provide the conversion and enrichment of uranium concentrates and Korean suppliers provide fabrication of fuel assemblies. Contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation with exceptions for certain fixed contract prices. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under long-term and medium-term contracts and, in part, through spot market purchases.

Coal

As of December 31, 2003, 29.2% of our total installed generating capacity (not including capacity of others) was represented by plants burning bituminous coal and 2.3% of such generating capacity was represented by plants burning anthracite coal.

For the year ended December 31, 2003, our generation subsidiaries purchased 41.5 million tons of bituminous coal. Most of our bituminous coal requirements are imported from China, Australia, Indonesia, Canada, Russia and the United States, with approximately 74% purchased under long-term contracts and 26% purchased on the spot market. Certain of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of the specific plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. The average cost of bituminous coal per ton purchased under such contracts was approximately (Won)37,694 in 2003. Recently, due to increase in domestic demand in China and elsewhere in the world, the prices of bituminous coal have soared. Combined with the effects of rising shipping cost for bituminous coal, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Recent increase in fuel prices will adversely affect our results of operations and profitability”.

For the year ended December 31, 2003, our generation subsidiaries purchased 4.7 million tons of anthracite coal. Our generation subsidiaries purchase our anthracite coal requirements in Korea under long-term contracts with the Korea Coal Mines Cooperative and Korea Coal Corporation, which is wholly-owned by the Government. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was approximately (Won)73,779 in 2003.

Oil

Our generation subsidiaries purchased approximately 28.7 million barrels of fuel oil (including gasoline for internal combustion) in 2003. We acquired approximately 82% of this fuel oil through competitive open bidding among five Korean refiners for three-month terms of supply. We purchased the remainder through international open bidding (including local refineries and traders) for individual cargoes. Purchase prices are based on the spot market in Singapore. The average cost per barrel was approximately (Won)40,651 in 2003.

LNG

For the year ended December 31, 2003, we purchased approximately 4.8 million tons of LNG from Korea Gas Corporation (“KGC”), a Korean corporation of which we own 24.5%. We entered into a 20-year LNG supply contract (the “LNG Contract”) with KGC which is to expire in November 2006. Under the terms of the LNG Contract, our annual minimum purchase quantity is determined by our negotiations with KGC, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Our generation subsidiaries are under a “take-or-pay” obligation to KGC to the extent of our annual minimum purchase quantity. The annual purchase price for LNG is determined by our negotiation with KGC, subject to approval by the MOCIE. KGC imports LNG primarily from Indonesia and Malaysia and supplies LNG to us and other Korean gas companies. We believe quantities of LNG provided under such contract will be adequate for our generation subsidiaries’ needs for the next several years. The average cost per ton of LNG under such contract was approximately (Won)400,423 in 2003.

Hydroelectric

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including domestic and industrial consumption, agriculture and irrigation. Pumping storage enabled us to increase available supplies of water for use during periods of peak demand.

Sales and Customers

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in the Republic grew at a compounded average rate of 8.7% per annum for the five years ended December 31, 2003. According to The Bank of Korea, real gross domestic product (“GDP”) compounded growth rates was approximately 6.4% for the same period. The GDP growth rate was 3.1% for 2003 as compared to 7.0% in 2002. Demand for electricity may be broken down by class of customers as follows:

•	The industrial sector is currently the largest user of electricity in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 58.0% of total demand in 1997 to 51.2% in 2003. In addition, demand from the industrial sector (including the agricultural sector) increased by 4.1% to 150,387 million kilowatt hours in 2003 as compared to 2002.

•	The commercial sector currently accounts for 33.6% of electricity consumed in Korea. Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The commercial sector has shown the highest rate of growth in demand since 1980. Demand from the commercial sector increased by 7.5% to 98,640 million kilowatt hours in 2003 as compared to 2002.

•	Demand from the residential sector increased by 5.4% to 44,572 million kilowatt hours in 2003 as compared to 2002.

The rapid growth in Korea’s economy since the early 1960’s has resulted in substantial growth in the demand for electricity. While the world-wide economic recession of the early 1980’s slowed economic growth in Korea, in the latter half of the 1980’s, the Republic’s economy resumed its rapid growth, leading to substantial increases in demand for electricity. The slow economic growth in Korea in the early 1990’s resulted in a slight decline in the growth of demand for electricity. However, consumption levels, particularly during periods of peak demand, continue to press the limits of available supply. Total demand for electricity in 2001 increased by 7.6% as compared to 2000. The total demand for electricity in 2002 increased by 8.0% as compared to 2001, and the total demand in 2003 increased by 5.4% as compared to 2002. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product (“GDP”) and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	1999	2000	2001	2002	2003
Growth in GDP (at 2000 constant prices)	9.5%	8.5%	3.8%	7.0%	3.1	%(1)
Growth in electricity consumption	10.7%	11.8%	7.6%	8.0%	5.4%

(1)	Preliminary

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

Demand by Class of Customer

The table below sets forth the consumption of electric power by usage for the periods indicated.

	1999	2000	2001	2002	2003	% of Total 2003
	(Gigawatt hours)					(percent)
Industrial	120,859	132,260	135,791	144,454	150,387	51.2
Commercial	58,775	70,173	82,729	91,719	98,640	33.6
Residential	34,581	37,102	39,211	42,278	44,572	15.2

Total	214,215	239,535	257,731	278,451	293,599	100.0

Demand during the first quarter of 2004 increased by 5.6% to 80,189 million kilowatt hours as compared to the corresponding period in 2003.

Industry is the largest user of electricity in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in the Republic, it has gradually declined as a percentage of total demand from 58.0% of total demand in 1997 to 51.2% in 2003. Demand from the industrial sector (including the agricultural sector) increased by 4.1% to 150,387 million kilowatt hours in 2003 as compared to 2002.

Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The rapid expansion of the service sector of the Korean economy has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. The commercial sector has shown the highest rate of growth in demand since 1980. Demand from the commercial sector increased by 7.5% to 98,640 million kilowatt hours in 2003 as compared to 2002.

In 2003, we serviced about 12 million households, or almost all of the households in the Republic. Continuing increase in demand from the residential sector is due primarily to increases in population and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 5.4% to 44,572 million kilowatt hours in 2003 as compared to 2002.

Demand Management

Our ability to provide an adequate supply of electricity is principally measured by the facility capacity reserve ratio and the supply capability reserve ratio. The facility capacity reserve ratio represents the difference between peak usage during a year and installed capacity as of the time of such peak usage expressed as a percentage of such installed capacity. The supply capability reserve ratio represents the difference between peak usage in a year and average available capacity as of the time of such peak usage expressed as a percentage of such peak usage. The following table sets forth our facility capacity reserve and supply capability reserve ratios for the periods indicated.

	1999	2000	2001	2002	2003
	(percent)
Facility reserve ratio	19.1	16.8	15.1	15.3	18.4
Supply reserve ratio	16.4	12.4	12.9	13.9	17.1

While we provide for the growing demand for electricity in Korea primarily by continuously expanding our generating capacity through the addition of new generating facilities, we have also implemented several programs designed to control electricity demand, especially during peak periods. Principal measures are time-of use rate schedules mostly for large-scale customers and a progressive rate structure for residential use of electricity. Other measures include incentives from a public benefit fund for peak load reduction by adjusting vacation or repair schedules and for average load reduction during summer peak hours as well as Government encouragement of measures in building construction (such as use of ice-storage air conditioners) to reduce electricity use and the provision of loans on favorable terms by Government-controlled financial institutions for energy conservation projects with recommendations of the Korea Energy Management Corporation.

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

For the purpose of determining fair investment return, the rate base is divided into two components proportionate to our total stockholders’ equity and our total debt. The fair rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate our anticipated interest cost on long-term debt for the periods covered by the rate approval. The approved fair rate of return on the debt component of the rate base is 5.3%. The fair rate of return permitted in relation to the equity component of the rate base is set at a level equal to the expected rate of return on investment calculated using a formula provided in the new standards. The approved fair rate of return on the equity component of the rate is 7.53%.

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

In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of rate approvals principally as a result of declining fuel costs and higher than anticipated growth in demand. As a consequence, we implemented rate reductions averaging 7.6% in 1987, 7.6% in 1988, 7.0% in 1989 and 3.7% in 1990. However, primarily because of changes in fuel prices and growth in capital investment, and in order to encourage conservation of electricity and to secure internal cash for capital expenditures, rates were increased by an average of 4.9% in June 1991, 6.0% in February 1992, 4.2% in May 1995. More recently, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, rates were increased by 5.9% in July 1997, 6.1% in January 1998, 5.3% in November 5, 1999 and 4.0% in November 2000 across the board. From 1997 through 2003, our actual rate of return on invested capital generally was below the rate of return assumed for the purpose of rate approvals.

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

Our current rate schedule, which was last revised as of March 1, 2004 is summarized below by type of consumer:

Industrial. The basic charge varies from (Won)4,020 per kilowatt to (Won)5,070 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from (Won)28.00 per kilowatt hour to (Won)118.60 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the option of rate.

Commercial. The basic charge varies from (Won)5,170 per kilowatt to (Won)6,130 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from (Won)36.00 per kilowatt hour to (Won)148.10 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the option of rate.

Residential. Residential rates include a basic charge ranging from (Won)370 for electricity usage of less than 100 kilowatt hours to (Won)11,440 for electricity usage in excess of 500 kilowatt hours. Residential rates also include an energy usage charge ranging from (Won)52.00 to (Won)606.80 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

Educational. The basic charge varies from (Won)4,830 per kilowatt to (Won)5,870 per kilowatt depending on the voltage used and the option of rate. Energy usage charge varies from (Won)50.90 per kilowatt hour to (Won)86.20 per kilowatt hour depending on the voltage used, the season and the option of rate.

Agricultural. The basic charge varies from (Won)340 per kilowatt to (Won)1,060 per kilowatt depending on the type of usage. The energy usage charge varies from (Won)20.40 per kilowatt-hour to (Won)36.10 per kilowatt hour depending on the type of usage.

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

On January 1, 2003, as part of a plan to improve the tariff structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5%. On the other hand, residential and commercial rates decreased by 2.2% and 2.0%, respectively.

On March 1, 2004, the MOCIE further revised our rate schedule, which resulted in a 1.5% reduction in rates. Residential, commercial and educational rates decreased by 2.8%, 3.5% and 3.0%, respectively. Industry rates were frozen at previous levels despite our request for an increase.

Power Development Strategy

After the amendment of the Electricity Business Law on December 13, 2000 and the separation of our generation subsidiaries, the Government released the first of Long-Term Electricity Supply and Demand Basic Plan (the “Basic Plan”) on August 17, 2002. The Basic Plan will serve as a guideline for a stable medium and long term supply of electric power. The Basic Plan will not be spearheaded by the Government but will instead be led by our generation subsidiaries.

The Basic Plan aims to ensure a stable, cost-effective and environmentally clean source of electric power through 2015. Among its main objectives are (1) to reduce peak demand by active implementation of a demand side management program, (2) to maintain an optimum level of installed capacity with proper supply system reliability, (3) to maintain an optimum capacity mix considering site, environmental impact and cost, (4) to reduce the total anticipated electricity generation cost by developing alternate sources of power and extending the useful life of existing plants and (5) to continue to produce electricity in an environmentally clean manner. The Basic Plan is based upon, among other factors, the anticipated growth in Korea’s economy and unpredictability of various factors affecting the electricity demand. Our capital investment program described under “—Capital Investment Program” reflects these objectives and is generally intended to implement the Basic Plan.

The Basic Plan contemplates that independent power producers will build a total of four power generation units, consisting of four LNG-fired combined cycle units, with a combined installed capacity of 1,920 megawatts by 2006. In the initial phase of the Basic Plan, the Government selected proposals from LG Energy and Hyundai Energy for the development of a 500.7 megawatt LNG-fired plant and a 471.9 megawatt LNG-fired plant. The development of a 500.7 megawatt LNG-fired plant was completed in March 2001 and commenced commercial operating in April 1, 2001, and the development of a 471.9 megawatt LNG-fired plant will be completed in 2005. In Phase II, Daegu Electric Company was selected as the independent power producer to develop two 473.5 megawatt-producing LNG-fired plants to be completed by 2005 and 2006. The construction schedule of power plants to be developed by independent power producers may be delayed.

The Basic Plan is subject to change depending upon a variety of factors, including demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors.

Capital Investment Program

This table below sets forth for each year in the three-year period ending December 31, 2003, the amounts of capital expenditures (including capitalized interest) for the construction of generating, transmission and distribution facilities:

2001	2002	2003
(in billions of Won)
(Won)7,299	(Won)6,653	(Won)6,782

In accordance with the objectives of the Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 32,640 megawatts during the period from 2002 to 2015 by constructing or expanding the capacity of 12 nuclear units, 20 LNG-fired combined cycle internal combustion units, 16 coal-fired units, two oil-fired units and 20 hydroelectric units and others. According to the Plan, the total capacity of all generating facilities in 2015 will be 76,925 megawatts, of which nuclear power plants will contribute 34.6%, coal-fired plants 28.9%, LNG combined plants 25.4%, oil-fired plants 2.9% and hydroelectric and other plants 8.2%.

The table below sets forth information as to the currently estimated date of completion and installed capacity of new or expanded generating units to be completed by our generation subsidiaries according to the Basic Plan in each year through the year 2007.

Year	Number of Units	Type of Units	Total Installed Capacity
(megawatts)
2004	2 2 1 1 1	Coal-fired LNG-fired combined cycle Nuclear Alternative energy Oil-fired	1,600.0 900.0 1,000.0 6.0 1.4
2005	3 1 2 2	LNG-fired combined cycle Nuclear Pump storage hydroelectric Coal-fired	1,395.4 1,000.0 500.0 700.0
2006	1 1 4	LNG-fired combined cycle Coal-fired Pumped storage hydroelectric	450.0 500.0 1,100.0
2007	3 2	Coal-fired Oil-fired	1,500.0 150.0

In the years between 2008 and 2015, our generation subsidiaries plan to complete eight nuclear units with an aggregate installed capacity of 9,600 megawatts, seven coal-fired units with an aggregate installed capacity of 3,600 megawatts and two pumped storage hydroelectric units with an aggregate installed capacity of 800 megawatts.

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

The table below sets forth for the years from 2004 to 2007, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation and transmission and distribution facilities pursuant to our generation subsidiaries’ and our capital investment program. The budgeted amounts may vary from the actual amounts of our generation subsidiaries’ capital expenditures for a variety of reasons, including the implementation of the Restructuring Plan, changes in the number of units to be constructed and the timing of such construction, changes in rates of exchange between the Won and foreign currencies, changes in interest rates and other factors.

	2004		2005		2006		2007		Total
	(In billions of Won)
Generation
Nuclear	(Won)	2,266	(Won)	2,030	(Won)	2,566	(Won)	2,757	(Won)	9,619
Thermal		2,347		2,605		2,281		2,091		9,324

Sub-Total		4,613		4,635		4,847		4,848		18,943

Transmission and Distribution
Transmission		1,475		2,233		2,181		1,901		7,789
Distribution		1,772		1,856		1,987		2,104		7,719
Others		274		308		303		278		1,163

Sub-Total		3,521		4,397		4,472		4,282		16,671

Total	(Won)	8,134	(Won)	9,032	(Won)	9,318	(Won)	9,130	(Won)	35,614

Environment and Community Programs

The Environment Policy Basic Act of 1990 (as amended) and other related legislation and regulations (the “Environment Acts”), which are principally administered by the Ministry of Environment, regulate atmospheric emissions, wastewater, noise and other emissions from our thermal, hydro and internal combustion power units. We believe that our existing units are currently in substantial compliance with the requirements of the Environment Acts.

Atmospheric emissions from generating plants burning fossil fuels include, among other things, sulphur dioxide, nitrogen oxide and particulates. The Environment Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions.

The table below sets forth the number of emission control equipment installed to coal-fired power plants by our generation subsidiaries as of December 31, 2003

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurisation System	4	6	6	8	7
Selective Non-Catalytic Reduction System		0	—	—	2
Selective Catalytic Reduction System		4	—	5	3
Electrostatic Precipitation System	8	11	10	13	14
Low NO(2) Combustion System	14	16	14	13	4

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

There has been opposition in the Republic to the construction and operation of nuclear generating units. The Act for Supporting the Communities Surrounding Power Plants addresses neighboring community concerns about generating units. Pursuant to this Act, KHNP undertook various activities to address concerns of residents of areas near nuclear units. KHNP has also dedicated a portion of total revenues from electricity sales to community development programs, including educational, income-assistance and other programs. As a result of the amendment of the Act for Supporting the Communities Surrounding Power Plants in December 2000, however, the Government took over such public service aspects of its business. Despite these activities, however, community opposition to the construction and operation of nuclear units could result in a change in construction plans for nuclear units and have a material adverse effect on us.

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

Nuclear Safety

KHNP considers safety as its top priority and focuses on establishing a safety-centered strategy and an integrated safety evaluation system, continued development of nuclear safety technology, radiation safety management and other safety measures in order to maintain highest practicable levels of operational safety.

KHNP implements safety measures and controls in the design, fabrication, construction, operation and maintenance of its nuclear generating units to reduce the risk of possible release of radioactive materials. International nuclear plant safety standards are set by the International Atomic Energy Agency. Compliance with International Atomic Energy Agency standards is generally monitored by the Ministry of Science and Technology. KHNP submits a safety assessment report once every quarter to the Ministry of Science and Technology and the Korea Institute of Nuclear Safety, which is a technical expert organization that performs regulatory functions such as safety reviews, inspections, and development of regulatory technical standards for the regulation of nuclear power plants and radiation facilities, entrusted by the Ministry of Science and Technology. In addition, three of the Ministry of Science and Technology personnel and two of the Korea Institute of Nuclear Safety personnel are employed at KHNP’s operation sites full-time, enabling continuous reporting to the regulatory bodies. In addition, the Atomic Energy Act and regulations promulgated thereunder (“Atomic Energy Acts”) specify safety standards for nuclear generating units in the Republic. KHNP’s nuclear units are in compliance in all material respects with the standards of the International Atomic Energy Agency and with requirements under Korean law. In addition, KHNP has exchanged nuclear plant operating experiences, technology and conducted safety peer review with international nuclear entities such as the U.S. Institute of Nuclear Power Operations and World Association of Nuclear Operators on 15 different occasions since 1983. If KHNP or the Ministry of Science and Technology determine safety conditions and measures are inadequate, operation of one or more nuclear units might be suspended temporarily or indefinitely. No material suspension of operation for safety reasons has occurred at any of KHNP’s nuclear units at any time. In November and December 2003, we shut down two of our nuclear power plants, Younggwang-5 and Younggwang-6, as follows. In December 2003, Younggwang-5 accidentally released water exposed to radiation. In consultation with the Government and in response to complaints and concerns raised by the local community, KHNP suspended the operations at Younggwang-5 and engaged a third-party assessment firm in Germany to conduct an assessment of the emission level in this incident and the safety of continued operations of this unit. At the same time, KHNP conducted inspection and overhaul in advance of the original schedule. We estimate that the amount of radiation released in this incident was 1/61,000th of the permitted amount under applicable Korean law. Based upon this assessment, Younggwang-5 resumed its operations on April 28, 2004. In November 2003, during a planned overhaul, we discovered that the thermal sleeve of safety injection nozzle in Younggwang-6 was dislocated from its original position, which raised concerns as to its safety internally as well as with the local community and the Government. In response to these concerns, KHNP suspended its operations and engaged three third-party assessment firms from France, Germany and the United States to conduct an investigation into this problem. After receiving a bill of health as to its safety by the assessment firms, Younggwang-6 resumed its operations on April 6, 2004. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Inherent in the operation of nuclear power generation facilities are numerous hazards risks, any of which could result in a material loss of revenues or increased expenses”.

KHNP currently stores nuclear waste from its nuclear power generating units in interim storage facilities located at the site of each of its nuclear generating units. Such storage facilities will be adequate for nuclear waste produced by all of its nuclear generating units until 2008. Prior to an amendment to the Atomic Energy Acts, the Government was responsible for locating site and constructing repository (permanent disposal facilities) for nuclear waste and the Government sought to construct the repository through the Korea Atomic Energy Research Institute ((“KAERI”). KEPCO had been required to contribute funds toward the cost of such construction based on the amount of nuclear waste produced by its nuclear generating units. Under an amendment to the Atomic Energy Acts and the Electricity Enterprise Acts, effective January 1, 1997, KEPCO assumed responsibility for nuclear waste disposal administration, including disposal facility construction. KEPCO’s experience in nuclear power management made it possible to formulate and submit a new radioactive waste management plan to the Government calling for the construction of an integrated radioactive waste management facility. According to the plan, construction of the disposal facility for low and intermediate level radioactive waste is expected to be completed by 2008 and construction of the centralized interim storage facility for spent fuel by 2016. Since April 2, 2001, following the creation of six generating subsidiaries spun off from KEPCO, KHNP has been responsible for the costs of, and assumed liability for, these activities related to nuclear waste storage. In close cooperation with the Government, KHNP is currently in the process of locating a site for constructing the necessary repository.

Since the operational reform and upgrades in nuclear facilities since 1992, the average level of radiation dose per unit has continuously decreased to reach 0.57 man-Sv in 2003 which was lower than the global average of 1.14 man-Sv/year according to World Association of Nuclear Operations Performance Indicator 2001 Report. In addition, KHNP has in place a Radiation Emergency Plan in preparation for nuclear accidents and conducts regular preventive exercises and drills.

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

Historically, KHNP has recorded expenses for estimated decommissioning costs of nuclear facilities based primarily on a 1992 engineering study supplemented by management analysis and the expected decommissioning dates of its nuclear power plants. During 2003, KHNP obtained a new engineering study and updated its estimate of the expected decommissioning dates for its nuclear power plant. For the accounting treatment of decommissioning costs, see Item 5 “Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Decommissioning Costs”.

Research and Development

We maintain a research and development program concentrated on developing self-reliant of core technology and leading national technology advancement in the electric power business.

In order to achieve the goal of bringing our electric technologies up to international standards by the first half of the 21st century, we have adopted the “Electric Technology Development Plan toward 2010”. This strategic plan is being implemented across all areas of our in-house research and development program.

The basic goal of our research and development program for the year 2003 was obtaining the highest electric power technology to enable us to become a global electric power leader. To promote research and development for enhancing economical efficiency and to provide a reliable supply of electric power, we invested, as of December 31, 2003, (Won)127 billion in research and development, (Won)4 billion in technological development and (Won)47 billion in building up infrastructure for the education of human resources and the development of computer equipments.

In the field of hydroelectric and thermal power, our research and development efforts are primarily focused on developing the power technologies required for the efficient and stable operation of hydro and thermal power plants such as our “Development of Turbine Digital Control System for Thermal Power Plant” project. We also put much emphasis on enhancing plant maintenance, which has proven to be of great importance in maintaining a competitive edge in this field, through accurate damage analysis, environment-friendly inspections and various other protective and optimization measures.

In the field of nuclear power, our research and development efforts are primarily focused on developing technology for enhancing the safety and economy of nuclear plants, such as our “Life Time Management for Nuclear Power Plant” project. Our research and development objective for this field is to obtain the technologies necessary to perform reactor/plant safety analysis, radiation control and radioactive waste reduction and seismic monitoring and analysis.

KHNP is also performing research and development efforts in the field of nuclear power. KHNP has centered on safety-related research and development for nuclear power. In particular, KHNP is currently operating research and development programs to minimize radiation using various methods and to maximize safety related to management of radioactive waste and reduction of such waste materials by developing disposal repository for low and intermediate level radioactive waste.

In 2002, KHNP invested (Won)30 billion in research and development, (Won)136 billion in technological development and (Won)36 billion in building up infrastructure for the education of human resources and the development of computer equipments. In 2003, KHNP invested (Won)12 billion in research and development, (Won)148 billion in technological development and (Won)10 billion in building up infrastructure for the education of human resources and the development of computer equipments.

In the field of electric power systems, our research and development efforts have been focused on developing the required technologies and providing the technical support for the stable and reliable operation of power systems, such as “Development of a Flexible Alternating Current Transmission System Operation Technology” project. We have developed technologies for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and demand side management (DSM).

Concurrently with carrying on the electric power business, we are committed to developing environment-friendly technologies and are focused on developing technologies for environmental protection and new sources of energy.

We invested approximately (Won)196 billion in 2001, (Won)155 billion in 2002 and (Won)178 billion in 2003 on research and development. We had approximately 527 employees engaged in research and development activities as of December 31, 2003.

In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

The Government has launched several large long-term research and development projects to achieve a self-reliant capability in the field of power generation. We are taking a leading role in this national research and development program which includes the “Korean Next Generation Nuclear Power Plant”, “Flue Gas Desulfurization and Denitrification”, “Integrated Gasification Combined Cycle Technologies” and “Molten Carbonate Fuel Cell” development projects.

As a result of our research over the past three years, the number of applications we have filed for intellectual property rights and grants has increased in quantity and quality. More than 900 applications were presented at home and abroad in each year from 2001 through 2003.

We also try to market the technologies we have developed overseas by identifying key items that had market potential in light of intellectual property, overseas market condition and cost-efficiency issues. We are continuously upgrading our R&D programs to emphasize low-cost, high-efficiency research by restructuring our R&D organization and reallocating and reassigning research personnel.

Other Activities

In January 2000, we established a telecommunication company, Powercomm for purposes of (i) disposing of our non-core business and (ii) ensuring fair usage and competition through the efficient use of our telecommunication network. We have transferred approximately (Won)713 billion of our fiberoptic network assets as well as approximately (Won)36 billion of cash to Powercomm. As Powercomm has obtained a telecommunications license from the Government, it is capable of operating its telecommunication business independently. In July 2000 we sold 10.5% of our equity interest in Powercomm and in December 2002 we further sold approximately 45.5% of our equity interest, including our management right in Powercomm for (Won)819 billion and in April 2003 we sold a further 1,299,000 shares of Powercomm, representing 0.87% of Powercomm’s total issued and outstanding shares of common stock to Powercomm’s employee stock ownership association. Following such sales, our current ownership interest in Powercomm is 43.1%. Depending on market conditions, we expect to dispose of our the remaining equity interest in Powercomm in domestic and foreign markets. See “—Proposed Sale by Us of Certain Power Plants and Equity Interests”.

In order to maximize our operational experience and the full range of services we can offer through our subsidiaries which provide power plant construction and specialized engineering and maintenance services, we have been pursuing international power-related projects. Currently, we are executing two major power projects. We have been running a 650 megawatt oil-fired power plant in Malaya, the Philippines, after three years of rehabilitation since June 1998. We were awarded a 1,200 megawatt Ilijan Combined-Cycle Power Plant, a “Build, Operate and Transfer” project, by National Power Corporation in the Philippines through an international bid in November 1997. This project cost is US$710 million, for which project financing on a limited recourse basis has been provided. The Ilijan Power Plant was commissioned on June 5, 2002. We intend to develop further overseas projects.

We have also been awarded a 100-MW coal-fired power plant project in Wuzhi, China and the construction of this project is expected to begin in the second half of 2004.

In addition, we are developing overseas transmission & distribution projects. Currently, we are carrying out a feasibility study on a 500kV transmission system in Myanmar and providing services related to transmission and distribution in Libya.

KEPCO is also planning to develop overseas projects to secure stable supply of fuel material.

The Korean Peninsula Energy Development Organization (“KEDO”) selected us as their prime contractor in March 1996 to build two units of pressurized light-water nuclear reactors with total capacity of 2,000 megawatts in North Korea. Preliminary work for the project, which commenced in August 1997, was completed on February

2, 2000. We entered into a turnkey contract with KEDO on December 15, 1999. Pursuant to the contract which became effective as of February 3, 2000, we commenced full-scale construction of the two pressurized light-water nuclear reactors which is scheduled to be completed within 116 months of commencement. KEDO, members of which include Korea, the United States, European Union and Japan, etc. is responsible for financing of the approximately US$4.6 billion project.

The KEDO Project, due to heightened tension in the international arena caused by such factors as the announcement of reactivation of North Korea’s nuclear facilities construction process, has been postponed for the one-year period running from December 1, 2003 to November 30 of this year. We, having inherited the Light Water Reactor Project, are bound by contract for the period of postponement to take steps to prevent deterioration of the quality of our construction facilities or loss of profit, as well as to prepare for prompt renewal of business activities. Accordingly, we are doing our best to maintain the high quality and safety of our construction facilities, despite the fact that the Project is in a dormant state, in order to optimize performance in case of a renewal of the Project.

Currently, the business and revenues of these activities are not in the aggregate material to us.

Insurance

We and our generation subsidiaries carry insurance covering key assets and equipments located at their respective power plants against certain risks, including fire, construction-in-progress, imported fuel and procurement in transit and directors’ and officers’ liability. These insurance and indemnity, however, cover only a portion of the assets that our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants.

Risks of substantial liability arise from the operation of nuclear-fueled generating units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent it considers appropriate and otherwise self-insure against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP is also the beneficiary of a Government indemnity with respect to such risks. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights (approximately US$440 million, at the rate of 1 SDR = US$1.46761 as posted on the Internet homepage of the International Monetary Fund on June 25, 2004) per single accident; provided that such limitation will not apply where KHNP intentionally caused the harm or knowingly failed to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of (Won)50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to (Won)50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to $300 million on property and (Won)50 billion on liability. The amounts and coverage of these insurance and indemnity are limited and do not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants, and material and adverse financial consequences could result from a significant accident.

We and our non-nuclear generation subsidiaries do not carry any insurance against terrorist attacks specifically. We maintain casualty and liability insurance against risks of our business to the extent we consider appropriate and otherwise self-insure against such risks.

See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Insurance coverage may not be sufficient”.

Affiliated Companies

We have four principal affiliates (companies in which we hold at least 20% and not more than 50% of the share capital) whose accounts are not required to be included in our consolidated financial statements. See Note 1 of the notes to our consolidated financial statements. The table below sets forth for each principal affiliate the name and year of incorporation, our percentage holding and principal activities as of December 31, 2003.

	Year of Incorporation	Ownership (percent)	Principal Activities
KGC	1983	24.5	Sales of liquefied natural gas
Korea District Heating Co. Ltd	1985	26.1	Providing of heat
YTN(1)	1993	21.4	Broadcasting
Powercomm Corporation	2000	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.(2)	1990	49.0	Disposal of power-plant ash and electric meter reading

(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.
(2)	KEPCO sold a portion of its investment in Korea Electric Power Industrial Development Co., Ltd. during 2003, which reduced its ownership interest to 49.0%

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

According to our consolidated financial results as of December 31, 2003, the legal reserve was (Won)1,600 billion, the reserve for business expansion was (Won)10,925 billion and the reserve for investment of social overhead capital was (Won)5,012 billion.

We are under the supervision of the MOCIE, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government partially owns our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We possess a license authorizing us to generate, transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See “—Power Generation—Purchased Power”. Each of our six generation subsidiaries possesses an electricity generation license. No entity other than us has a license for the transmission or distribution of electricity. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Rates”.

Our operations are subject to a number of laws and regulations relating to environmental protection and safety. See “—Environment and Community Programs”.

Proposed Sale by Us of Certain Power Plants and Equity Interests

The Government has announced a plan to privatize Government-invested companies to increase their efficiency and to induce foreign investment in Korea. Pursuant to such plan, we sold 28.8% of the total outstanding common stock of Doosan Heavy Industries & Construction Co., Ltd., formerly HANJUNG, in 2000 and the remaining equity interest in 2001. We intend to sell all or part of our 26.1% equity interest in Korea District Heating Co., Ltd. and our 24.5% equity interest in KGC at an appropriate time in the future. See “—Affiliated Companies”. In August 2000, we completed the sale of two LNG cogeneration power plants at Anyang and Puchon, Korea, each with an installed capacity of 450 megawatts, to LG Power Company Limited, which was established by a consortium of companies, including the LG-Caltex Oil Corporation, LG-Caltex Gas Corporation, Ltd., Kukdong City Gas Co., Ltd. and Texaco Power and Gasification Global Inc. See “—Power Generation”. The sale of these two power plants was pursued independently of the Government’s restructuring plan as described below but is paving the way for the privatization of the district heating industry in Korea. We also sold all our equity interests in several Korean telecommunications companies in 1999. In March 2003, as part of our privatization plan we sold 51% of our total equity interest in, which represented in effect control of, Korea Electric Power Industrial Development Co., Ltd. for (Won)64.7 billion. It is our plan to sell the remaining 49% at an appropriate time in the future when market conditions are favorable. In July 2000, we sold 15,757,000 shares of Powercomm, our wholly-owned telecommunications subsidiary, representing approximately 10.5% of Powercomm’s total issued and outstanding shares of common stock. In December 2002 we sold 68,250,000 shares of Powercomm, representing approximately 45.5% of Powercomm’s total issued and outstanding shares of common stock and in April 2003 we sold 1,299,000 shares of Powercomm, representing 0.87% of Powercomm’s total issued and outstanding shares of common stock to Powercomm’s employee stock ownership association. Following such sales, our current ownership interest in Powercomm is 43.1%. In November 2003, we issued an exchangeable bond with a 5-year maturity convertible into a 17% of Powercomm shares that we own in the amount of US$250 million in the international capital market. We are planning to sell down our remaining interest in Powercomm.

The completion of our plans, however, is subject to, among other considerations, Government policies relating to us and market conditions. The assets proposed for sale and the related sales and earnings do not, in the aggregate, constitute a material part of our assets or results of operations.

PROPERTY, PLANTS AND EQUIPMENT

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See “—Business Overview—Power Generation”, “—Transmission and Distribution” and “—Capital Investment Program”. As of December 31, 2003, the net book value of our property was (Won)61,914 billion. No significant amount of our properties are leased.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We expect that the implementation of the Restructuring Plan will over time materially change the environment in which we operate and, accordingly, our historic performance may not be indicative of our future results of operations and capital requirements and resources. See Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us”.

OPERATING RESULTS

Overview

For the years ended December 31, 2001, 2002 and 2003, we had consolidated operating revenues of (Won)18,864 billion, (Won)20,406 billion and (Won)21,834 billion (U.S.$18,317 million), principally from the sale of electricity. As we have a monopoly over the Korean electricity industry, our business is heavily regulated by the Government in terms of the rates we charge to our customers for the electricity we sell. However, our business requires high level of capital expenditures and is subject to a number of variable factors, including demand for electricity in Korea and fluctuation in costs, such as fuel prices which are determined in part by reference to currencies other than the Won.

Demand for Electricity and Rates

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in the Republic grew at a compounded average rate of 8.2% per annum for the five years ended December 31, 2003. According to The Bank of Korea, real gross domestic product (“GDP”) compounded growth rates was approximately 5.4% for the same period. The GDP growth rate was 3.1% for 2003 as compared to 6.2% in 2002. Demand for electricity may be broken down by class of customers as follows:

•	The industrial sector is currently the largest user of electricity in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 58.0% of total demand in 1997 to 51.2% in 2003. In addition, demand from the industrial sector (including the agricultural sector) increased by 1.1% to 150,387 million kilowatt hours in 2003 as compared to 2002.

•	The commercial sector currently accounts for 33.6% of electricity consumed in Korea. Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The commercial sector has shown the highest rate of growth in demand since 1980. Demand from the commercial sector increased by 7.5% to 98,640 million kilowatt hours in 2003 as compared to 2002.

•	Demand from the residential sector increased by 5.4% to 44,572 million kilowatt hours in 2003 as compared to 2002.

The rapid growth in Korea’s economy since the early 1960’s has resulted in substantial growth in the demand for electricity. While the world-wide economic recession of the early 1980’s slowed economic growth in Korea, in the latter half of the 1980’s, the Republic’s economy resumed its rapid growth, leading to substantial increases in demand for electricity. The slow economic growth in Korea in the early 1990’s resulted in a slight decline in the growth of demand for electricity. However, consumption levels, particularly during periods of peak demand, continue to press the limits of available supply. Total demand for electricity in 2001 increased by 7.6% as compared to 2000. The total demand for electricity in 2002 increased by 8.0% as compared to 2001, and the total demand in 2003 increased by 5.4% as compared to 2002. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product (“GDP”) and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	1999	2000	2001	2002	2003(1)
	(percent)
Growth in GDP (at 1995 constant prices)	10.9	9.3	3.1	6.3	3.1
Growth in electricity consumption	10.7	11.8	7.6	8.0	5.4

(1)	Preliminary

For additional discussions of demand by class of customers, see Item 4 “Business Overview—Sales and Customers—Demand by Class of Customer”. We anticipate that demand for electricity will continue to increase in 2004.

The Rate Laws (as defined in “Business—Sales and Customers—Rates”) prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our recommendations for revisions of rates or changes in the rate structure to the MOCIE. The recommendations are reviewed and, upon consultation with the Electricity Rates Expert Committee of the MOCIE and the MOFE, a final determination is made by the MOCIE. Under the recently amended Electricity Business Law, the recommendations must be reviewed by the Korean Electricity Commission, which was established as a regulatory agency under the amended law, prior to final determination by the MOCIE. On January 1, 2003, as part of a plan to improve the rate structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5%. On the other hand, residential and commercial rates decreased by 2.2% and 2.0%, respectively. On March 1, 2004, the MOCIE revised our rate schedule, which resulted in a 1.5% reduction of rates. Residential, commercial and educational rates decreased by 2.8%, 3.5% and 3.0%, respectively. Industry rates were frozen at previous levels despite our request for an increase. See “Business—Sales and Customers—Rates”.

Increase in Fuel Cost

Our results of operations are affected by the cost of producing electricity which is subject to a variety of factors including in particular the cost of fuel.

Fuel costs constituted 21.3% and 29.7% of our sales and cost of sales, respectively, for the year ended December 31, 2003. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a small number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. See “Business—Fuel”.

Uranium accounted for 40.8% of our fuel requirements in 2002 and 42.3% in 2003. Coal accounted for 41.0% of our fuel requirements in 2002 and 41.0% in 2003. Oil (including diesel for internal combustion) accounted for 6.1% of our fuel requirements in 2002 and 5.6% in 2003. Liquefied natural gas (“LNG”) accounted for 11.1% of our fuel requirements in 2002 and 11.3% in 2003. These fuel requirements are measured in each case by the amount of electricity generated and does not include electricity purchased from others. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers, and supplement such supplies with purchases of fuel materials on spot markets. Substantially all of the fuel materials we utilize other than anthracite coal are purchased directly or indirectly from sources outside Korea and are paid for with currencies other than Won.

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

	1999		2000		2001		2002		2003
Nuclear	(Won)	3.50	(Won)	4.35	(Won)	4.58	(Won)	4.73	(Won)	4.41
Thermal Coal(1)		14.51		13.27		14.80		16.81		14.73
Oil(2)		35.21		52.57		51.80		54.03		59.65
LNG		61.35		87.05		84.00		94.37		89.61
Internal combustion		44.86		62.33		58.07		64.57		63.03

(1)	For bituminous coal
(2)	For BC oil

Recently, due to increase in domestic demand in China and elsewhere in the world, the prices of bituminous coal have soared. See “Business—Fuel”. Approximately 73% of the combined bituminous coal requirements of our generation subsidiaries are purchased under long-term contracts and 27% purchased on the spot market. The “free on board” price paid for Chinese bituminous coal purchased during 2003 was U.S.$30.80 per ton. We expect the “free on board” price for Chinese bituminous coal to be purchased during 2004 to be approximately U.S.$50.00 per ton. Combined with the effects of rising shipping cost for bituminous coal, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of the suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost. In addition, there have been recent increases in oil prices, resulting in higher fuel cost. Because the Government regulates the rates we charge for electricity we sell as described in “—Demand for Electricity and Rates” above, our ability to pass on such cost increases to our customers is limited. We estimate that the recent increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2004 to date. We expect fuel prices to remain at record high levels throughout 2004. Accordingly, we expect our operating income and net income may decrease significantly in 2004 and beyond compared to prior periods. See “Risk Factors—Risks Relating to Our Business—Recent increase in fuel prices will adversely affect our results of operations and profitability”.

Nuclear power has a stable and low cost structure that forms the base load of Korea’s electricity supply. Due to significantly lower fuel costs as compared with conventional power plants, our nuclear power plants are in general operated at full capacity with only routine shutdowns for check-up and overhaul consisting of 40 to 50 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant is scheduled to resume operations in late April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns as to its safety. After the overhaul, this nuclear power plant resumed its operations on April 6, 2004. We made up for the shortage in electricity generation resulting from stoppages of these nuclear power plants with power generated by our coal-fired power plants. Because coal-fired power plants carry higher fuel costs, our fuel cost increased further in 2003 as compared to 2002 as a result of the foregoing.

Depreciation of the Won against the U.S. dollar or the Japanese Yen

Due to adverse economic conditions and reduced liquidity, the value of the Won in relation to the U.S. Dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998, 1999, 2000, 2001 and 2003 with the exception of a modest decline in 2002. For fluctuations in exchange rates, see Item 3

“Key Information—Selected Financial Data—Currency Translations and Exchange Rates”. Such depreciation had a material effect on the cost of servicing our foreign currency debt and the cost of our purchases of fuel materials and equipment from overseas sources. As of December 31, 2003, approximately 36.2% of our debt was denominated in foreign currencies, principally in Dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in Dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to affect such purchases or service such debt. As a result, any significant depreciation of the Won against the Dollar or other foreign currencies will result in foreign exchange transaction or translation losses and adversely impact our financial condition and results of operations. See “Risk Factors—The Impact of Won depreciation may have a material adverse effect on us.”

Recent Accounting Changes

In August 2002, the Korean Accounting Standards Board (“KASB”) issued Statement of Korea Accounting Standards (“SKAS”) No. 10—“Inventory”. This statement provides accounting and reporting standards for the measurement of acquisition cost and unit cost, and for the valuation of inventory. Under this statement, the inventory is stated at the lower of cost or market value. Net realizable value and current replacement cost are deemed as market value for finished goods, merchandises, work in progress and raw material, respectively. This statement also allows the recognition of reversal of valuation losses up to original cost of inventory. This statement is effective for the fiscal year beginning January 1, 2004. Although early application is permitted, we do not intend to apply this statement before 2004. We do not expect the adoption of this statement to have a significant impact on the financial condition or result of operations.

In January 2002, the KASB issued SKAS No. 8—“Securities”. This statement addresses the accounting and reporting standards for investment in equity and debt securities. This statement requires those investments to be classified in three categories; held-to-maturity securities, trading securities and available-for-sale securities. Held-to-maturity securities are reported at amortized cost and trading and available-for-sale securities are reported at fair value. However, non-marketable equity securities in available-for-sale securities are stated at cost if the fair value cannot be reliably determined. Under this statement, unrealizable gains or losses for trading securities and available-for-sale securities are included in current operation and capital adjustments, respectively. This statement is effective for the fiscal year beginning January 1, 2003. We have adopted this statement in 2003 but such adoption did not have a significant impact on our financial condition or result of operation.

In December 2001, KASB issued SKAS No. 7 “Capitalization of Financing Costs”. Under this statement, interests and other financing costs on debts should be recorded as periodic expenses in current operations, however, these costs incurred relating to construction of an asset may be capitalized as a part of an asset at our option. Prior to this statement, the aforementioned costs had to be capitalized and not be expensed. This statement also requires that the accounting policy adopted by us for capitalization of financing costs be applied consistently. This statement is effective for our fiscal year beginning January 1, 2003. We have chosen the capitalization of financing cost pursuant to this statement. The amount of capitalized financing cost for the years ended December 31, 2002 and 2003 were (Won)548 billion and 524 billion, respectively.

In December 2001, KASB issued SKAS No. 6 “Events Occuring after the Balance Sheet Date”. This statement addresses the accounting and reporting standards for reflecting events that occur after the balance sheet date, such as declaration of dividends. As a result of adoption of this statement, dividends proposed for the financial year ended December 31, 2003 but approved by shareholders during 2004 were not reflected in the 2003 balance sheet. Applying this standard we recognized an increase in shareholders’ equity and decrease in current liabilities by (Won)661 billion as of December 31, 2003, as compared with the previous accounting treatment. The prior year financial statements as of and for the years ended December 31, 2001 and 2002 have been restated to conform to the provision of those standards for comparative purpose.

In December 2001, the KASB issued SKAS No. 5 “Tangible Assets”. This statement provides accounting and reporting standards for obligations associated with the retirement of long-lived assets, for impairment of long-lived assets and for the cost related to the inspection or overhaul of the assets. Under this statement, the present value of a liability for an asset retirement obligation (e.g. dismantlement and restoration costs) should be recognized in the financial statements as a liability and the same amounts are capitalized as part of the carrying amount of the long-lived assets. The provision of this statement in relation to asset retirement obligation could be applied for our tangible asset acquired before the effective date of this statement. However, we have decided not to apply this provision for our tangible assets acquired before the effective date of this statement. This statement also requires that the costs related to a periodic inspection or overhaul should be capitalized when the costs can be identified as a separate component of the asset, and the costs meet the asset recognition criteria. This statement became effective for our fiscal year beginning January 1, 2003.

Critical Accounting Policies

Accounting estimates are an integral part of the financial statements prepared by our management and are based upon our management’s current judgments. Notes 2 and 22 of the Consolidated Financial Statements include a summary of the significant accountings policies used in the preparation of our financial statements under Korean GAAP and U.S. GAAP. The Securities and Exchange Commission (the “SEC”) issued disclosure guidance for accounting policies that the management believes are most “critical”. The SEC defines these critical accounting policies as those that are both most important to the portrayal of our financial condition and results of operations and require the management’s most difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from the management’s current judgments. We believe the following represents our critical accounting policies.

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

Decommissioning Costs

KHNP accrues for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. These costs are included in cost of electric power in the consolidated statement of income. As of December 31, 2003, KHNP has accrued (Won)5,091 billion (US$4,271 million) as the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of (Won)1,950 billion (US$1,636 million) and dismantling costs of spent fuel and radioactive waste of (Won)3,141 billion (US$2,635 million). Annual additions to the reserve are in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis, reflecting the inflation rate. The accounting for decommissioning costs for nuclear power plants involves significant estimates related to costs to be incurred many years in the future. During 2003, the Company updated its engineering study on the estimated decommissioning costs of its nuclear facilities and applied the amount prospectively. As a result of this change in estimate, the provision for decommissioning costs increased by (Won)72,888 million for the year ended December 31, 2003. As SKAS No. 5 “Tangible Assets” was issued, KHNP is required to recognize the fair value of liability for an asset retirement obligations (e.g., dismantling and restoration costs) for all assets acquired after December 31, 2002. See Item 5 “Operating and Financial Review and Prospects—Operating Results—Recent Accounting Changes”. However, existing asset retirement obligations as of December 31, 2002 are excluded from this standard.

Under U.S. GAAP, we adopted SFAS No. 143 “Accounting for Asset Retirement Obligation” on January 1, 2003. Under this Statement, the fair value of liabilities for an asset retirement obligations for all existing long-lived assets including those acquired before January 1, 2003 is to be recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The corresponding amount is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the asset’s useful life. As a result of adopting SFAS No. 143, capitalized asset retirement costs, net of accumulated depreciation and the asset retirement obligation as of December 31, 2003 are (Won)1,752 billion and (Won)4,613 billion, respectively, under U.S. GAAP. As described above, the Company updated its engineering study on the estimated decommissioning costs of its nuclear facilities during 2003. As a result of this change in estimate, under U.S. GAAP, the liability for decommissioning costs and the related net asset increased by (Won)732,010 and (Won)851,452, respectively, million for the year ended December 31, 2003. Also, as a result of this change in estimate, under U.S. GAAP, net income increased by (Won)119,440 million for the year ended December 31, 2003.

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

Results of Operations

2003 Compared to 2002

In 2003, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.0% to (Won)21,834 billion (US$18,317 million) from (Won)20,406 billion in 2002, reflecting primarily a 5.4% increase in kilowatt hours of electricity sold in 2003 which was offset in part by a decrease in electricity rate as of March 1, 2003. The increase in electricity sold was primarily attributable to a 4.4% increase in kilowatt hours of electricity sold to the industrial sector, a 7.3% increase in kilowatt hours of electricity sold to the commercial sector and a 6.8% increase in kilowatt hours of electricity sold to the residential sector.

Operating expenses increased by 7.5% to (Won)17,551 billion (US$14,723 million) in 2003 as compared to (Won)16,319 billion in 2002. Of the operating expenses, our power generation, transmission, and distribution expenses, a principal component of our operating expenses, increased by 7.4% to (Won)14,392 billion (US$12,074 million) in 2003 from (Won)13,405 billion in 2002 primarily due to a 10.0% increase in fuel costs as a result of increase in unit fuel cost and increased sale of electricity as well as a 13.0% increase in labor costs. On the other hand, expense for purchased power increased by 14.6% to (Won)1,384 billion (US$1,161 million) in 2003 from (Won)1,207 billion in 2002 as a result of a 11.3% increase in kilowatt hours of power purchased for resale.

Our selling and administrative expenses increased 6.5% to (Won)1,236 billion (US$1,037 million) in 2003 from (Won)1,161 billion in 2002. We believe that such increase was primarily attributable to a 6.9% increase in labor expense from (Won)410 billion in 2002 to (Won)438 billion (US$367 million) in 2003 and a 10.7% increase in sales commission expenses, which include fees paid for meter readings and billing, from (Won)253 billion in 2002 to (Won)280 billion (US$235 million) in 2003, which more than offset a 5.3% decrease in depreciation from (Won)57 billion in 2002 to (Won)54 billion (US$45 million) in 2003 and a 14.2% decrease in other commission expense from (Won)127 billion in 2002 to (Won)109 billion (US$91 million) in 2003. As a result of these changes, our operating income for 2003 increased by 3.5% to (Won)5,223 billion (US$4,382 million) as compared to (Won)5,047 billion in 2002.

Our net non-operating results showed a loss of (Won)1,114 billion (US$934 million) in 2003 as compared to a gain of (Won)124 billion in 2002. Foreign exchange transaction and translation losses amounted to (Won)207 billion in 2003 as compared to gains of (Won)512 billion in 2002 primarily as a result of only a slight depreciation of the U.S. dollar against the Won in 2003 as compared to a more substantial depreciation of the U.S. dollar against the Won in 2002 and an appreciation of the Japanese Yen against the Won in 2003. Gain on disposal of investments decreased by 89.6% from (Won)433 billion in 2002 to (Won)45 billion due to the lack of material asset sale in 2003. Valuation loss on currency and interest rate swaps amounted to (Won)94 billion in 2003 as compared to gains of (Won)64 billion in 2002. The aforementioned factors more than offset a decreased in the interest expense by 18.4% from (Won)1,016 billion in 2002 to (Won)830 billion (US$696 million) in 2003 due primarily to a decrease in interest rates.

Our effective current tax rate in 2003 was 39.9% as compared to 36.2% in 2002. The increase was due primarily to differences in the period in which revenue and expenses are recognized for financial reporting and tax purpose and an increase in provision for decommissioning reserve, which increase resulted in an increase in taxable income.

As a result of the above factors, our net income decreased by 23.8% to (Won)2,323 billion (US$1,949 million) in 2003 as compared to (Won)3,048 billion in 2002.

2002 Compared to 2001

In 2002, our revenues from the sale of electric power increased by 8.2% to (Won)20,406 billion from (Won)18,864 billion in 2001, reflecting primarily a 8.0% increase in kilowatt hours of electricity sold in 2002. The increase in electricity sold was primarily attributable to a 6.4% increase in kilowatt hours of electricity sold to the industrial sector, a 10.9% increase in kilowatt hours of electricity sold to the commercial sector and a 7.8% increase in kilowatt hours of electricity sold to the residential sector.

Other operating revenues decreased by 29.5% to (Won)960 billion in 2002 as compared to (Won)1,361 billion in 2001. The decrease in other operation revenues was primarily due to the exclusion of sales of Powercomm Corporation (“Powercomm”). In 2002, a portion of shares in Powercomm was sold to the third party and as a result of this disposition, Powercomm was excluded from the consolidation from 2002.

Operating expenses increased by 0.5% to (Won)16,319 billion in 2002 as compared to (Won)16,236 billion in 2001. Of the operating expenses, our power generation, transmission, and distribution expenses decreased by 2.1% to

(Won)13,405 billion in 2002 from (Won)13,685 billion in 2001 primarily due to a 8.9% decrease in fuel costs as a result of decrease in the unit fuel cost. On the other hand, expenses for purchased power increased by 23.4% to (Won)1,207 billion in 2002 from (Won)987 billion in 2001 as a result of a 20.8% increase in kilowatt hours of electricity of power purchased for resale.

Our selling and administrative expenses increased 3.8% to (Won)1,161 billion in 2002 from (Won)1,118 billion in 2001. We believe that such increase was primarily attributable to a 17.8% increase in labor expenses from (Won)348 billion in 2001 to (Won)410 billion in 2002, a 7.7% increase in sales commission expenses from (Won)235 billion in 2001 to (Won)253 billion in 2002, a 14.4% increase in commission-others expenses from (Won)111 billion in 2001 to (Won)127 billion in 2002, which more than offset a 24.7% decrease in depreciation from (Won)77 billion in 2001 to 58 billion in 2002, a 62.7% decrease in promotion expenses from (Won)51 billion in 2001 to (Won)19 billion in 2002 and a 33.3% decrease in maintenance expenses from (Won)24 billion in 2001 to (Won)16 billion in 2002. As a result of these changes, our operating income for 2002 increased by 26.5% to (Won)5,047 billion from (Won)3,989 billion in 2001.

Our net non-operating results showed income of (Won)124 billion in 2002 as compared to expenses of (Won)1,057 billion in 2001. Interest expenses decreased by 15.5% from (Won)1,203 billion in 2001 to (Won)1,016 billion in 2002 due primarily to a decrease in interest rates. Foreign exchange transaction and translation gains amounted to (Won)512 billion in 2002 as compared to losses of (Won)13 billion in 2001 primarily as a result of the depreciation of the U.S. dollar against the Won. Gain on disposal of investments increased 167.3% from (Won)162 billion in 2001 to (Won)433 billion in 2002 due primarily to the sales of a portion of our investments in Powercomm in 2002. Gain on repayment of bonds amounted to (Won)13 billion in 2002 as compared to losses of (Won)102 billion in 2001. Valuation gain on currency and interest rate swaps amounted to (Won)64 billion in 2002 as compared to losses of (Won)132 billion in 2001. The aforementioned factors more than offset a decrease in reversal of impairment loss on investment from (Won)23 billion in 2001 to nil, and a decrease in gain on valuation using the equity method of accounting from (Won)98 billion in 2001 to (Won)95 billion in 2002.

Our effective current tax rate in 2002 was 36.2% as compared to 37.6% in 2001. The decrease was due primarily to a decrease in the statutory corporate income tax rate (including resident surtax) from 30.8% in 2001 to 29.7% in 2002.

As a result of the above factors, our net income increased by 86.4% to (Won)3,048 billion (US$2,569 million) in 2002 as compared to (Won)1,635 billion in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us”.

Capital Requirements

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was (Won)7,669 in 2001, (Won)8,757 billion in 2002 and (Won)8,311 billion (US$6,972 million) in 2003. Total long-term debt as of December 31, 2003 (including the current portion and discount on debentures on and excluding premium on debentures) was (Won)22,534 billion (US$18,904 million), of which (Won)14,461 billion (US$12,132 million) was denominated in Won and the equivalent of (Won)8,073 billion (US$6,772 million) was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were (Won)564 billion in 2001, (Won)627 billion in 2002 and (Won)618 billion (US$518 billion) in 2003.

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

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were (Won)7.3 trillion in 2001, (Won)6.7 trillion in 2002, (Won)6.8 trillion in 2003 (US$5.7 billion) and under current plans, are estimated to be approximately (Won)8.1 trillion in 2004 and approximately (Won)9.0 trillion in 2005.

We expect our capital investment program as described above to change in the course of implementing the Restructuring Plan.

In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding long-term debt as of December 31, 2003 in the years ending December 31, 2004 to 2008 and thereafter are set forth in the table below:

2004	2005	2006	2007	2008 and thereafter
(in billions of Won)
(Won)6,624	(Won)4,652	(Won)3,209	(Won)3,153	(Won)4,897

We have incurred interest charges (including capitalized interest) of (Won)2,017 billion in 2001, (Won)1,608 billion in 2002 and (Won)1,333 billion (US$1,118 million) in 2003. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 6.13% for the year ended December 31, 2002 and 5.78% for the year ended December 31, 2003.

We paid dividends on our common stock of (Won)333 billion in 2001, (Won)330 billion in 2002 and (Won)512 billion (US$430 million) in 2003. We will pay dividends to holders of our common stock as of December 31, 2003, including the Government, of (Won)662 billion during 2004. The Government holds shares of the same class of common stock as public stockholders. Our articles of incorporation authorize the Government and us to determine the amount of dividends paid to the Government taking into consideration various factors, including our liquidity and capital needs. Accordingly, in the past, we have typically paid dividends to the Government at rates lower than those declared to public stockholders. However, our policy, which is effective for the financial year ended December 31, 2002 and going forward, is to pay dividends to the Government at a rate equal to the dividends paid to public stockholders.

Capital Resources

In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. At December 31, 2003, our long-term debt, excluding the current portion thereof, as a percentage of stockholders’ equity was 41.8%. We incurred (Won)3,383 billion of long-term debt in 2002 and (Won)5,378 billion (US$4,511 million) in 2003. At December 31, 2003, we had (Won)210 billion (US$176 million) of short-term borrowings as compared to (Won)158 billion as of December 31, 2002. See Note 11 of the notes to our consolidated financial statements.

Subject to the implementation of the Restructuring Plan, our long-term debt may increase in future years mainly due to the capital expenditure that is necessary to respond to increased power demand. However, as we sell our interests in our generation and other subsidiaries and receive proceeds of such sale, our long-term debt may remain relatively constant or decrease. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies by, among other methods, borrowing more in the Korean market where interest rates have recently declined substantially. Our foreign currency denominated long-term debt decreased from (Won)8,542 billion as of December 31, 2002 to (Won)8,073 billion (US$6,773 million) as of December 31, 2003. We also intend to continue to reduce the proportion of our foreign currency debt which is denominated in U.S. Dollars.

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

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the KDB Act, through KDB, own at least 51% of our capital stock, it will be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. Due to adverse economic developments in Korea, however, the share price at which such financing may be available may not be acceptable to us. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea could adversely affect us”.

Our total stockholders’ equity increased from (Won)30,625 billion at December 31, 1999 to (Won)37,782 billion (US$31,696 million) at December 31, 2003.

Liquidity

Substantially all of our revenues are denominated in Won. However, as of December 31, 2003, 36.2% of our long-term debt (including the current portion thereof) was denominated in currencies other than Won. We have incurred such foreign currency debt in the past principally due to the limited availability and high cost of Won-denominated financing in the Republic. Although we intend to continue raising substantial amounts of capital through long-term foreign currency borrowings, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.

We enter into currency swap and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. See Note 14 of the notes to our consolidated financial statements. Due to the considerable amount of our long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt.

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

Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress increased from (Won)7,777 billion as of December 31, 2002 to (Won)9,551 billion (US$8,012 million) as of December 31, 2003. Fuel expense represented 21.6% and 22.2% of revenues from sale of electric power in 2002 and 2003, respectively.

We had a working capital deficit (current liabilities minus current assets) of (Won)4,680 billion as of December 31, 2002 and (Won)4,599 billion (US$3,858 million) as of December 31, 2003. We have traditionally operated with a working capital deficit. In recent periods, our trade notes and accounts payable have been significant in amount as we have met a portion of our working capital needs through deferred payment of certain types of accounts. We contemplate that we will continue to maintain substantial working capital deficits in the future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as of December 31, 2003.

Contractual Obligations and Commercial Commitments

The following summarizes certain of our contractual obligations as of December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

			Payments Due by Period
Contractual Obligations	Total		Less than 1 Year		1 - 3 years		4 - 5 Years		After 5 Years
	(in billions of Won)
Long-Term Debt	(Won)	22,534	(Won)	6,624	(Won)	7,861	(Won)	6,213	(Won)	1,836
Capital Lease Obligations		5		4		1		—		—
Operating Leases		2		2		—		—		—

For a description of our commercial commitments and contingent liabilities, see Note 19 of the notes to our consolidated financial statements.

We did not have any unconditional purchase obligations as of December 31, 2003. Other long-term contractual obligations include long-term contracts to purchase fuel, including LNG, oil, bituminous coal and anthracite coal. These contracts generally have terms of three months to one year and provide for periodic price adjustments to then-market prices.

We did not have any credit lines and guarantee commitments provided to any third parties as of December 31, 2003.

For a description of our legal proceedings, see Item 8. “Financial Information—Legal Proceedings”.

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

Reconciliation to U.S. GAAP

The following table sets forth the effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied to our financial statements instead of Korean GAAP:

	Year ended December 31,
	2001		2002		2003		2003
	(In millions of Won and thousands of US$, except per share data)
Net income under Korean GAAP	(Won)	1,634,850	(Won)	3,048,105	(Won)	2,323,425	$1,949,182
Adjustments:
Operating income:
Asset revaluation		614,035		511,787		449,971	377,492
Special depreciation		(28,676)		(24,246)		(21,033)	(17,645)
Regulated operations		899,357		175,783		170,925	143,393
Capitalized foreign currency translation		227,884		164,037		246,531	206,821
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(111,546)		(44,772)		(17,083)	(14,331)
Asset retirement obligation		—		—		454,589	381,366
Reserve for self-insurance		4,861		5,465		6,400	5,369
Other income (expenses):
Asset revaluation	(Won)	352,575	(Won)	130,210	(Won)	117,795	$98,821
Capitalized foreign currency translation		(64,237)		43,633		(20,589)	(17,273)
Reserve for self-insurance		73,382		(1,172)		(1,010)	(847)
Convertible bonds		—		—		1,344	1,130
Extraordinary item—Deregulation effect		423,146		—		—	—
Cumulative effect of accounting change—Asset retirement obligation		—		—		1,775,306	1,489,349
Income tax expenses—Deferred income taxes		(738,439)		(436,040)		(934,648)	(784,100)

Net income as adjusted under U.S. GAAP	(Won)	3,287,192	(Won)	3,572,790	(Won)	4,551,923	$3,818,727

	As of December 31,
	2002		2003		2003
	(In millions of Won and thousands of US$)
Stockholders’ equity under Korean GAAP	(Won)	36,073,138	(Won)	37,781,936	$31,696,255
Adjustments:
Utility plant
Asset revaluation		(8,902,992)		(8,355,176)	(7,009,376)
Capitalized asset retirement cost		—		1,751,755	1,469,593
Special depreciation		59,305		38,272	32,107
Capitalized foreign currency translation		(2,242,663)		(2,016,721)	(1,691,880)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		120,454		103,371	86,721
Investment securities:
Asset revaluation		(141,927)		(121,977)	(102,330)
Deferred income taxes		3,187,609		2,252,961	1,890,067
Liabilities:
Asset retirement obligation		—		478,140	401,124
Regulated operation		(836,887)		(665,962)	(558,693)
Reserve for self-insurance		82,536		87,926	73,763
Convertible bonds		—		(43,828)	(36,769)
Minority interests		(108,073)		(127,569)	(107,021)

Stockholders’ equity under U.S. GAAP	(Won)	27,290,500	(Won)	31,163,128	$26,143,561

Note 22 of the notes to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

The material differences between Korean GAAP and U.S. GAAP as applied to our statements of income relate to:

•	treatment of assets revaluation;

•	treatment of foreign currency translation losses and gains;

•	treatment of asset retirement obligation of long-lived assets; and

•	the establishment of a regulatory asset or liability to offset the impact of foreign currency translation losses or gains, deferred income taxes and reserve for self-insurance.

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

As discussed in Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Note 1 of the notes to our consolidated financial statements, on April 2, 2001, six new generation subsidiaries were established in accordance with the Restructuring Plan. Since our generation subsidiaries’ rates are determined by a competitive system that is not cost based, they no longer meet the criteria for application of SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”. Our power transmission and distribution divisions continue to meet the criteria for application of SFAS No. 71. The Consolidated Financial Statements reflect the elimination of the effects of regulations that have been recognized as regulatory assets and liabilities pursuant to SFAS No 71. The effect of this change has been recognized in current operations, resulting in the increase in net income under U.S. GAAP of (Won)423,146 million, in accordance with SFAS No. 101 “Accounting for the Discontinuation of Application of SFAS No 71”. However, in accordance with SFAS No. 101, the carrying amounts of property, plant and equipment measured and reported pursuant to SFAS No. 71 were not adjusted since they were not impaired under the provisions of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

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

Under U.S. GAAP, the fair value of a liability for an asset retirement obligations is to be recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The corresponding amount is capitalized as part of the carrying amount of the long-lived asset. This accounting for asset retirement obligations is applied to all existing long-lived assets as of January 1, 2003 under U.S. GAAP. Accounting for asset retirement obligations under Korean GAAP is substantially same as U.S. GAAP, except that those assets acquired before January 1, 2003 can be excluded from the application of the accounting for asset retirement obligation.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4 “Information on the Company—Business Overview—Regulation”.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See Item 4 “Information on the Company—Business Overview—Research and Development”.

TREND INFORMATION

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in “—Operating Results” and “—Liquidity and Capital Resources”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Under the KEPCO Act and our articles of incorporation, our management is vested in the board of directors, which consists of not more than fifteen directors, including the president.

The directors are classified into two categories: standing directors and non-standing directors. The number of standing directors shall be not more than seven, including our president, and the non-standing directors shall be not more than eight. In any case, the number of standing directors may not exceed the number of non-standing directors. The standing directors other than our president shall be appointed by the MOCIE upon the motion of our president with the approval at the general meeting of our shareholders. Our standing directors also presently constitute our executive officers. The non-standing directors shall be appointed from among specialists in the private sector with knowledge of business management by the Minister of Planning and Budget of the Republic upon the motion of our president. Our president shall be appointed by the President of the Republic upon the motion of the MOCIE following the approval at the general meeting of our shareholders after the nomination by a president nomination committee which is composed of the non-standing directors and other members from the private sector appointed by the board of directors. Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters not specifically designated as responsibilities of the board.

Our statutory auditor is appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic following a resolution at the general meeting of our shareholders. The statutory auditor is our full-time employee responsible for monitoring our business affairs and accounts. The statutory auditor attends board meetings but is not a director and does not have the right to vote at board meetings.

The names, titles, and outside occupations, if any, of the directors and auditor as of April 8, 2004 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Han, Joon-Ho	(58)	President, Chairman & CEO, Standing Director	None	March 25, 2004

Chung, Tay-Ho	(56)	Standing Director	None	August 11, 2001

Lee, Hi-Taek	(56)	Chief Financial Officer, Standing Director	None	April 11, 2003

Ham, Yoon-Sang	(57)	Standing Director	None	April 11, 2003

Kim, Young-Man	(55)	Standing Director	None	April 11, 2003

Yoon, Meng-Hyun	(55)	Standing Director	None	April 11, 2003

Park, You-Kwang	(62)	Non-Standing Director	President, Strategic Business Research Institute, Andersen Korea	August 11, 2001

Park, Chang-Rae	(62)	Non-Standing Director	Advisor, Samsung Press Foundation	March 23, 2002

Kim, Song-Gi	(61)	Non-Standing Director	Professor, Seoul National University	March 23, 2002

Chang, Suk-Whan	(59)	Non-Standing Director	Director, Market Economy Research Institute, Shin & Kim	March 23, 2002

Name	Age	Title	Outside Occupation	Position Held Since
Rhee, Byeong-Gyu	(49)	Non-Standing Director	Editorial Writer, Hankook Ilbo	June 10, 2002

Chang, Sang-Hyon	(68)	Non-Standing Director	Senior Advisor to Onse Telecom Co., Ltd.	July 18, 2002

Moon, Chung-Sook	(49)	Non-Standing Director	Professor, Sookmyung Women’s University	March 28, 2003

Lee, Seog-Yeon	(49)	Non-Standing Director	Lawyer	August 9, 2003

Ahn, Wang-Seon	(59)	Statutory Auditor	None	May 22, 2002

Han, Joon-Ho has served as our President, Chairman & Chief Executive Officer since March 25, 2004. Mr. Han received a B.A. in law from Seoul National University and a Ph.D. in public administration from Kyunghee University. He previously served as the Chairman of the Presidential Commission on Small and Medium Enterprises.

Chung, Tay-Ho has been a Standing Director since August 11, 2001. Mr. Chung currently serves as the Executive Vice President of the Transmission Division. He received a B.S. in electrical engineering from Seoul National University and a Ph.D. in electrical engineering from the University of Wisconsin.

Lee, Hi-Taek has been our Chief Financial Officer and Standing Director since August 11, 2003. Mr. Lee currently serves as the Senior Vice President of the Planning & Restructuring Division and previously served as the general manager of the Company’s Central Education Institute. Mr. Lee received a B.A. in sociology from Seoul National University.

Ham, Yoon-Sang has been a Standing Director since August 11, 2003. Mr. Ham currently serves as the Senior Vice President of the General Affairs Division and previously served as the general manager of the Company’s Incheon District Head Office. Mr. Ham received a B.A. in business administration from Gyeonggi University and an M.B.A. from Hanyang University.

Kim, Young-Man has been a Standing Director since August 11, 2003. Mr. Kim currently serves as the Senior Vice President of the Marketing and Service Division and previously served as the general manager of the Company’s Business Supporting Department. Mr. Kim received a B.A. in business administration from International University and an M.B.A. from Hanyang University.

Yoon, Meng-Hyun has been a Standing Director since August 11, 2003. Mr. Yoon currently serves as the Senior Vice President of the Overseas & KEDO Project Division and previously served as the general manager of the Korea Electric Power Research Institute. Mr. Yoon received a B.S. in nuclear power engineering from Seoul National University and a Ph.D. in nucleonics from the university of California.

Park, You-Kwang has been a Non-Standing Director since August 11, 2001. Mr. Park is currently President of the Strategic Business Research Institute at Andersen Korea. He received a B.A. in public administration from Seoul National University and an M.A. in public administration from Syracuse University.

Park, Chang-Rae has been a Non-Standing Director since March 23, 2002. Mr. Park is currently an advisor to the editorial board of the Financial News. He received a B.A. in economics from Seoul National University.

Kim, Song-Gi has been a Non-Standing Director since March 23, 2002. Mr. Kim is currently a professor of business administration at Seoul National University. He received a B.A. in accounting from Seoul National University and a Ph.D. in accounting from the University of Texas.

Chang, Suk-Whan has been a Non-Standing Director since March 23, 2002. Mr. Chang is currently a director of the Market Economy Research Institute at Shin & Kim. He received a B.A. in political science from Seoul National University and an M.A. in public administration from the University of Wisconsin-Madison.

Rhee, Byeong-Gyu has been a Non-Standing Director since June 10, 2002. Mr. Rhee is currently an editorial writer for Hankook Ilbo. He received a B.A. in political science and diplomacy from Sungkyunkwan University.

Chang, Sang-Hyon has been a Non-Standing Director since July 18, 2002. Mr. Chang is currently a senior advisor to Onse Telecom. He received a B.A. in law from Sungkyunkwan University.

Moon, Chung-Sook has been a Non-Standing Director since March 28, 2003. Ms. Moon is currently a professor of consumer economics at Sookmyung Women’s University. She received a B.A. in home management from Sookmyung Women’s University, an M.A. in family economics in Sookmyung Women’s University and a Ph.D. in consumer economics from Kansas State University. Ms. Moon was a member of the Committee for Korean Regulatory Reform.

Lee, Seog-Yeon has been a Non-Standing Director since August 11, 2003. Mr. Lee currently serves as the Chairperson of a commission under the Board of Audit & Inspection in Korea. Mr. Lee received a Ph.D. in law from Seoul National University.

Ahn, Wang Seon has been our Statutory Auditor since May 22, 2002. He received an LL.B from Seoul National University. Mr. Ahn previously served as the Deputy Prosecutor General for Kwangju District Public Prosecutor’s Office.

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

The business address of our directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

Compensation of Directors and Supervisors

For the year ended December 31, 2003, the aggregate amount of remuneration paid and accrued to the directors and executive officers, including the auditor, as a group, was (Won)922 million. The aggregate amount we set aside or accrued during the year ended December 31, 2003 to provide retirement and severance benefits for our directors and executive officers, including our statutory auditor, was (Won)101 million.

Board Practices

The terms of office of our directors (including the president) and the auditor are three years.

As required by applicable law in the Republic, our board does not maintain an audit committee or a remuneration committee. See “—Corporate Governance” below.

The president’s management contract provides for benefits upon termination of his employment. The president is only eligible for termination benefits after more than one year of continuous service. For each year’s employment with us, the payment amount for termination benefits is equal to the average value of compensation for one month.

The terms for termination benefits for standing directors and the auditor are determined in accordance with our internal regulations for executive compensation. Standing directors and the auditor are only eligible for benefits upon termination of employment or death following one year of continuous service.

Share Ownership

None of our directors and members of our administrative, supervisory or management bodies owns more than 0.1% of our common stock.

EMPLOYEES

As of December 31, 2003, we had approximately 30,829 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8.2% of our regular and non-regular employees (including employees of generation subsidiaries) are employed at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2003.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	EWP	KOSPO	Total
Regular Employees
Administrative	4,577	558	174	177	154	172	174	5,986
Service technicians	8,607	5,010	1,136	1,421	1,180	1,610	1,337	20,301
Skilled laborers	3,931	196	79	166	69	53	48	4,542
Sub-total	17,115	5,764	1,389	1,764	1,403	1,835	1,559	30,829
Non-regular Employees	2,249	910	193	138	169		91	3,750
Total	19,364	6,674	1,582	1,902	1,572	1,835	1,650	34,579
Head Office Employee	1,142	731	161	202	182	181	253	2,852
% of total	5.9%	11.0%	10.2%	10.6%	11.6%	9.9%	15.3%	8.2%
Member labor	13,886	4,166	942	1,263	939	1,180	1,037	23,413
% of total	71.7%	62.4%	59.5%	66.4%	59.7%	64.3%	62.8%	67.7%

KEPCO and each of our generation subsidiaries have separate labor unions. Approximately 67.7% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Pursuant to applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The Committee meets periodically to discuss various labor issues. Since our formation in 1981, our businesses have not been interrupted by any work stoppages or strikes until early 2002. Although our relations with our employees have been good, we have experienced labor unrest as a result of changes in our businesses according to the Restructuring Plan. We faced opposition from labor in late 2000 in connection with the Restructuring Plan. However, we experienced no significant difficulties with labor in the transfer of employees in our power generation division to the newly established generation subsidiaries on or prior to April 2, 2001 in line with the Restructuring Plan. As of April 2, 2001, we had transferred 14,492 employees to our generation subsidiaries, as a result of which we had 15,036 employees as of such date. Early in 2002, employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us and the price of our securities”. However, we did not experience any interruption of our businesses because non-union employees kept the non-nuclear generation facilities running. We cannot assure that we will not have any work stoppages or strikes or other labor problems in the future.

CORPORATE GOVERNANCE

We complied throughout the year with the corporate governance provisions of the KEPCO Act, Government-Invested Enterprise Management Basic Act, Commercial Code of Korea, Securities and Exchange Act of Korea and the Listing Rules of the Korea Stock Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions of the Commercial Code of Korea, except to the extent the KEPCO Act and the Government-Invested Enterprise Management Basic Act governs. In addition, as a listed company, we are subject to the Securities and Exchange Act of Korea, unless the Securities and Exchange Act of Korea otherwise provides.

Differences in Korean/New York Stock Exchange corporate governance practices

In November 2003, the U.S. Securities and Exchange Commission approved new corporate governance rules of the New York Stock Exchange (“NYSE”) for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Stock Exchange (“KSE”) require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting, and remuneration of officers and directors. The KSE, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing.

Under the NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE rules include detailed tests for determining director independence. Under the Government-Invested Enterprise Management Basic Act, more than one-half of our directors must be non-standing directors. The Securities and Exchange Act of Korea deems a non-standing director nominated pursuant to the Government-Invested Enterprise Management Basic Act as an “outside” or “non-executive” director. Under the Government-Invested Enterprise Management Basic Act, a non-standing director is appointed by the Minister of Planning and Budget of the Republic upon the motion of our president and the resolution by the Government-Invested Enterprise Management Committee.

Under the NYSE listing standards, companies are required to have an audit committee, with at least three members, composed entirely of independent directors. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the public accountant. Under the Government-Invested Enterprise Management Basic Act and the Securities and Exchange Act of Korea, we are required to maintain a statutory auditor in lieu of an audit committee. The Government-Invested Enterprise Management Basic Act and government regulations require that the statutory auditor be separate from and independent of our board of directors and our management. Our statutory auditor oversees our financial reporting, business and legal compliance separately from the audit by the independent public accountants.

Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Government-Invested Enterprise Management Basic Act, we are required to have a CEO nominating committee which consists of non-standing directors and ad hoc members appointed by our Board of Directors. Our standing directors and executives cannot become members of the nominating committee. There is no requirement to establish a corporate governance committee under applicable Korean law.

Pursuant to the NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. No such requirement currently exists under applicable Korean law.

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Pursuant to the requirements of the Sarbanes—Oxley Act, we have adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to certain owners of our capital stock as of April 30, 2004:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)
Common stock	Government(2)	345,761,554	54.0%
	Resolution & Finance Corporation	32,405,109	5.1
	National Pension Corporation	18,444,137	2.9
	KEPCO (held in the form of treasury)	11,068,050	1.7
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public(3)	233,069,723	36.3

Total		640,748,573	100.0%

(1)	Percentages are based on issued shares of common stock (including treasury stock).
(2)	Includes indirect holdings by the Republic through KDB of 172,567,940 shares (26.9%). The Government currently owns 100% of KDB.
(3)	Includes 184,930,886 shares of common stock, representing 28.9% of shares of issued common stock (including treasury stock) held by non-Koreans, including in the form of American depositary shares.

RELATED PARTY TRANSACTIONS

We from time to time have engaged in a variety of transactions with our affiliates. Our policy on transactions with affiliates is that these transactions will be conducted on terms substantially as favorable to us as we could obtain at the time in a comparable arm’s-length transaction with a person other than an affiliate.

For our significant transactions with related parties for the year ended December 31, 2002, see Note 19 of the notes to our consolidated financial statements.

For our transaction with KEDO, see Item 4 “Information on the Company—Business Overview—Other Activities” and Note 20 of the notes to our consolidated financial statements.

For the purchase of electricity from the independent power producers and our generation subsidiaries, see Item 4 “Information on the Company—Business Overview—Purchased Power”.

On behalf of our affiliates, KEPCO International Hong Kong Ltd., KEPCO Philippines Corp. and KEPCO Ilijan Corp., we have provided payment guarantees of US$288 million and JP ¥ 7 billion, US$135 million and JP ¥ 7 billion and US$113 million and ¥ 7 billion for the years ended December 31, 2000, 2001 and 2002, respectively, to KDB and another bank. See Note 20 of the notes to our consolidated financial statements.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements”.

Legal Proceedings

As of December 31, 2003, we, including our subsidiaries, were a defendant in 299 different court proceedings. At that date, those proceedings included claims against us amounting in the aggregate of (Won)202 billion. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us.

Our generation subsidiaries currently and from time to time are involved in lawsuits incidental to the conduct of their business. Most of such lawsuits are based on the claim that the construction and operation of the electric generation units owned by our generation subsidiaries in the neighborhood caused impairment of fish farms. As of December 31, 2003, the total amount of damages claimed in such lawsuits was approximately (Won)111 billion. Our generation subsidiaries normally pay compensation to and for the benefit of the members of the fisheries association near our power plant complex for expected losses and damages arising from the construction and operation of its power plant in the neighborhood in advance prior to the commencement of the construction and operation. Despite of such compensations paid by us, a claim may still be filed against our generation subsidiaries challenging the compensations paid by us. We do not believe such claims or proceedings, individually or in the aggregate, have had and will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more litigations and lawsuits arising from changes in the environmental laws and regulations applicable to us and our generation subsidiaries and people’s growing demand for more compensations.

We are also involved in several lawsuits instituted by local governments or local government-controlled entities calling for a partial refund of construction grants previously paid to us. The aggregate amount of such claims was approximately (Won)32 billion as of December 31, 2003.

Dividend Policy

See Item 10 “Additional Information—Articles of Incorporation—Description of Capital Stock—Dividend Rights”. For a description of the tax consequences of dividends paid to our shareholders, see Item 10 “Additional Information—Taxation—Korean Taxes—Taxation of Dividends” and Item 10 “Additional Information—Taxation—U.S. Federal Income Tax Consideration for U.S. Persons—Equity Securities—Taxation of Dividends”.

ITEM 9. THE OFFER AND LISTING

Notes

Our 4.25% Notes due 2007 (the “4.25% Notes”), 7 3/4% Debentures due April 1, 2013 (the “7 3/4% Debentures”), 6 3/8% Notes due December 1, 2003 (the “6 3/8% Notes”), Twenty Year 7.40% Amortizing Debentures, due April 1, 2016 (the “7.40% Debentures”), One Hundred Year 7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”), 6% Debentures due December 1, 2026, (the “6% Debentures”), 7% Debentures due February 1, 2027 (the “7% Debentures”), 6 3/4% Debentures due August 1, 2027 (the “6 3/4% Debentures”) and 8 1/4% Notes due March 15, 2005 (the “8 1/4% Notes” and together with the 4.25% Notes, the 7 3/4% Debentures, the 6 3/8% Notes, the 7.40% Debentures, the 7.95% Debentures, the 6% Debentures, the 7% Debentures and the 6 3/4% Debentures, the “Registered Debt Securities”) are traded principally in the over-the counter market. Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service. The 6 3/8% Notes are registered on the Luxembourg, Hong Kong and Singapore stock exchanges, but we do not believe that such stock exchanges are the principal market for the 6 3/8% Notes. The 4.25% Notes and the 8 1/4% Notes are registered on the Luxembourg Stock Exchange, but we do not believe that such stock exchange is the principal market for the 4.25% Notes and the 8 1/4% Notes.

Common Stock and ADSs

The principal trading market for our common stock is the Korea Stock Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP”. The ADS ratio is one ADS representing one-half of one share of our common stock. As of June 24, 2004, 91,659,320 ADSs representing 45,829,660 shares of our common stock were outstanding.

The Korea Stock Exchange

The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of most Korean securities companies and some Korean branches of foreign securities companies.

As of June 24, 2004, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately (Won)339 trillion. The average daily trading volume of equity securities for 2003 was approximately 542 million shares with an average transaction value of (Won)2,217 billion.

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

Movements in KOSPI are set out in the following.

	Opening	High	Low	Closing
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	504.62
2002	698.00	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004 (through June 25)	821.26	907.43	728.98	779.03

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To (Won)
less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Taxation-Korean Taxation”.

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,360,626	298,121,331	542,010	2,216,636	2,402,661
2004 (through June 25)	676	339,250,685	284,606,279	424,021	2,580,329	2,164,706

Source: The Korea Stock Exchange

Note:
(1)	Converted at the Concentration Base Rate of The Company of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

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

Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non- member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

Under the Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to (Won)50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the Depositor Protection Act with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of an occurrence of an Insolvency Event to the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

Market Price Information

Common Stock

Shares of our common stock are listed on the Korea Stock Exchange.

The table below shows the high and low trading prices on the Korea Stock Exchange for our common stock since January 1, 1996.

	Price
Period	High	Low
	(in Won)
1997	29,900	12,900
1998	31,000	13,550
1999	50,500	26,400
2000	36,800	22,900
2001	26,850	18,600
First Quarter	26,850	19,900
Second Quarter	25,300	18,600
Third Quarter	24,200	19,200
Fourth Quarter	24,800	20,300
2002
First Quarter	26,400	20,900
Second Quarter	25,700	21,300
Third Quarter	23,200	19,800
Fourth Quarter	21,000	17,600
2003
First Quarter	18,750	17,100
Second Quarter	20,550	17,550
Third Quarter	22,250	17,900
Fourth Quarter	25,400	21,000
2004
First Quarter	22,500	20,000
January	21,400	20,200
February	21,450	20,300
March	22,500	20,000
Second Quarter (through June 25)	20,400	18,350
April	20,400	19,050
May	19,800	18,600
June (through June 25)	19,200	18,350

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 1996. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(in US$)
1997	22.25	8.00
1998	20.06	6.56
1999	21.69	12.06
2000	18.81	9.88
2001	11.31	7.59
First Quarter	11.31	8.09
Second Quarter	10.73	7.59
Third Quarter	10.51	8.59
Fourth Quarter	10.52	8.62
2002
First Quarter	10.81	8.98
Second Quarter	11.69	9.99
Third Quarter	10.92	9.06
Fourth Quarter	9.68	8.21
2003
First Quarter	8.84	7.69
Second Quarter	9.57	7.89
Third Quarter	10.67	8.54
Fourth Quarter	11.62	10.11
2004
First Quarter	11.23	9.76
January	10.47	9.76
February	10.76	10.02
March	11.23	10.17
Second Quarter (through June 24)	10.64	8.77
April	10.64	9.30
May	9.52	8.77
June (through June 24)	9.27	8.82

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of Common Stock (“Common Shares”) and shares of non-voting preferred stock, par value (Won)5,000 per share (“Non-Voting Shares,” and together with the Common Shares, “Shares”). Under our articles of incorporation, we are authorized to issue up to 150,000,000 Non-Voting Shares. As of April 330, 2004, 640,748,573 Common Shares were issued and no Non-Voting Shares have been issued. As of April 330, 2004, we held 10,713,050 shares of Common Stock as treasury stock. All of the issued and outstanding Common Shares are fully-paid and non-assessable, and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Description of Capital Stock

Dividend Rights

Under the KEPCO Act, we are authorized to pay preferential dividends on the Shares held by the public shareholders compared to those held by the Government. Dividends to the public shareholders are distributed in proportion to the number of shares of the relevant class of capital stock owned by each public shareholder following approval by the shareholders at a general meeting of shareholders. KDB may receive dividends in proportion to the numbers of our shares held by KDB. Under the Korean Commercial Code and our articles of incorporation, we will pay full annual dividends on newly issued shares.

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

Voting Rights

Holders of Common Shares are entitled to one vote for each Common Share, except that voting rights with respect to any Common Shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding Shares cannot exercise voting rights with respect to the Shares in excess of this 3% limit. See “—Limitation on Shareholdings”. Pursuant to the Korean Commercial Code and the Securities and Exchange Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code and the Securities and Exchange Act, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least seven days in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the articles of incorporation expressly prohibit cumulative voting. Our current articles of incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting Shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting Shares then issued and outstanding. The holders of Non-Voting Shares (other than Enfranchised Non-Voting Shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of Non-Voting Shares as provided in our articles of incorporation, the holders of Non-Voting Shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of Enfranchised Non-Voting Shares have the same rights as holders of Common Shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our articles of incorporation, the appointment of standing directors, the president and statutory auditor are subject to shareholder approval.

Under the Korean Commercial Code and the Securities and Exchange Act, for the purpose of electing our Statutory Auditor, a shareholder (together with certain related persons) holding more than 3% of the total Shares having voting rights may not exercise voting rights with respect to Shares in excess of such 3% limit.

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

Subject to the provisions of the Deposit Agreement, holders of ADRs are entitled to instruct the Depositary, whose agent is the record holder of the underlying Common Shares, how to exercise voting rights relating to those underlying Common Shares. See “Description of American Depositary Shares—Voting of the Underlying Deposited Securities”.

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

We may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of (Won)2,000 billion and (Won)1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed (Won)2,000 billion.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of Shares is effected by delivery of share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our articles of incorporation, non-resident shareholders must appoint an agent authorized to receive notices on its behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADRs. Under current Korean regulations, Korean securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), future trading companies, the Korea Securities Depository, internationally recognized foreign custodians and investment management companies are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See Item 9 “The Offer and Listing”.

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

Limitation on Shareholdings

No person other than the Government, our employee stock ownership association and persons who obtain an approval from the FSC may hold for its account more than 3% of our total issued and outstanding Shares. In calculating shareholdings for this purpose, shares held by your spouse and your certain relatives or by your certain affiliates (such spouses, relatives and affiliates are together referred to as “Affiliated Holders”) are deemed to be held by you. If you hold Shares in violation of this 3% limit, you are not entitled to exercise the voting rights or preemptive rights of the Shares in excess of such 3% limit and the FSC may order you to take necessary corrective action. In addition, the KEPCO Act currently requires that the Government, directly or through KDB, own not less than 51% of our capital. For other restrictions on shareholdings, see Item 9 “The Offer and Listing”.

Change of Control

The KEPCO Act requires that the Government, directly or pursuant to the KDB Act, through KDB, own not less than 51% of our capital.

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

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

In order for us to issue debt securities of any series, maturity of which is one year or more, outside of the Republic, we are required to file a report with our designated foreign exchange bank or the MOFE on the issuance of such debt securities, depending on the issuance amount. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the MOFE.

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

Restrictions Applicable to Common Stock

Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or traded on the Korea Securities Dealers Automated Quotation (“KOSDAQ”) system only through the Korea Stock Exchange or the KOSDAQ system, as the case may be, except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, (3) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends) and (4) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded. For over-the-counter transactions of shares listed on the Korea Stock Exchange or traded on the KOSDAQ system outside the Korea Stock Exchange or the KOSDAQ system between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Stock Exchange or traded on the KOSDAQ system outside the Korea Stock Exchange or the KOSDAQ system must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or KOSDAQ (including Converted Shares) to register its identity with the FSS prior to making any such investment. However, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling them within three months from the date they were acquired. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Minister of Finance and Economy under the Securities and Exchange Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange or KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the FSS at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the FSS by the securities company engaged to facilitate such transaction. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, internationally recognized foreign custodians, investment management companies, futures trading companies, foreign exchange banks (including domestic branches of foreign banks), and securities companies (including domestic branches of foreign securities companies) which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the FSS in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment management companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository are eligible to be a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the FSS in circumstances where compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of the foreign investor.

Under the Investment Rules, with certain exceptions, a foreign investor may acquire shares of a Korean company without being subject to any single or aggregate foreign investment ceiling. However, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate and a ceiling on acquisitions of shares by a single foreign investor provided in the articles of incorporation of such corporations. Of the Korean companies listed on the Korea Stock Exchange, we are so designated. The FSC may increase or decrease these percentages if it deems it necessary for the public interest, protection of investors or industrial policy. Generally, the ownership of Converted Shares constitutes foreign ownership for purposes of such aggregate foreign ownership limit. However, the acquisition of Converted Shares is one of the exceptions under which foreign investors may acquire shares of designated corporations in excess of the 40% ceiling.

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

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Notes

Taxation of Interest

Under current Korean tax laws, when we make payments of interest to you on the notes, no amount will be withheld from such payments for, or on account of, any income taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note, if (1) you transfer the note to another non-resident (other than to such transferee’s permanent establishment in Korea) and (ii) you transfer the note to resident or non-resident of Korea (regardless whether the transferee’s have a permanent establishment in Korea) by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the note is deemed to be an overseas issuance under the STTCL If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of, subject to the production of satisfactory evidence of the acquisition cost of, and certain direct transaction costs attributable to the disposal of, the relevant notes, 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Tax Treaties” below in Shares or ADSs for an additional explanation on treaty benefits.

Inheritance Tax and Gift Tax

If you die while you are the holder of a note, the subsequent transfer of the notes by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer a note as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See the discussion under “Tax Treaties” below for an additional explanation on treaty benefits.

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. In addition, in order to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an application for exemption prior to the time of the first dividend payment, together with a certificate verifying your tax residence issued by a competent authority of your country. Evidence of tax residence may be submitted to us through the ADR depositary. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

Taxation of Capital Gains

As a general rule, capital gains earned by non-residents upon the transfer of the common shares or ADSs would be subject to Korean withholding tax at a rate equal to the lesser of (i) 11% of the gross proceeds realized or (ii) 27.5% of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such common shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. Please see the discussion under “Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Stock Exchange if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from the shares of common stock underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in a more detail in the following paragraph. However, in either case, you will be eligible for exemptions for capital gains available under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied.

Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, according to a recent tax ruling issued in 2004 by the Korean tax authority regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs)

should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under Korean domestic tax law to capital gains from transfer of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfer of the underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfer of ADSs would be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on the securities market overseas that is similar to the Korea Stock Exchange or KOSDAQ and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition (i) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, shares of our common stock or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the shares of common stock, your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the ADSs or shares of common stock is greater than a specified amount.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer share of common stock on the Korea Stock Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Stock Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADRs, the 2004 tax ruling has been issued by the Korean tax authority to the effect that depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or the Nasdaq National Market is exempt from the securities transaction tax. Based on the 2004 tax ruling and the relevant provisions of the Securities Transaction Tax Law, once the ADSs are listed on the New York Stock Exchange, your transfer of ADRs should not be subject to the securities transaction tax. According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock, but there remained uncertainties as to whether holders of ADRs other than initial holders will not be subject to securities transaction tax when they withdraw shares of common stock upon surrendering the ADRs. However, the holding of the 2004 tax ruling referred to above seems to view the ADRs as the underlying shares of common stock at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to the deposit of shares of common stock in exchange of ADRs or withdrawal of shares of common stock upon surrender of the ADRs regardless of whether the holder is the initial holder because the transfer of ADRs by the initial holder to the subsequent holder would have already been subject to securities transaction tax under such tax ruling.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

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

Estate and Gift Taxation

Korean imposes an estate tax on a decedent who owns Registered Debt Securities and common stock (and possibly ADRs), even if the decedent was not a citizen or resident of Korea. See “—Korean Taxation-Estate Taxation and Gift Tax” above. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. Federal estate tax imposed on your estate. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2003, approximately 33.9% of our debt was denominated in foreign currencies, principally in U.S. dollars and Yen. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2003, fuel costs represented 22.3% of our revenue from the sale of electric power.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. A substantial portion of our borrowings from overseas sources have interest rates which are determined in reference to London Interbank Offered Rates (“LIBOR”) and a substantial portion of our borrowings from domestic sources have interest rates which are determined in reference to the rate offered on domestic bonds issued by KDB with a maturity of one year.

We are also exposed to fluctuations in prices of fuel materials. In 2003, uranium accounted for 42.3% of our fuel requirements, coal accounted for 41.0%, oil (including diesel for internal combustion) accounted for 5.6% and LNG accounted for 11.3%. In 2002, measured on the same basis, uranium accounted for 40.8% of our fuel requirements, coal accounted for 41.0%, oil accounted for 6.1% and LNG accounted for 11.1%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3 “Key Information—Risk Factors” and Item 5 “Operating and Financial Review and Properties—Liquidity and Capital Resources—Liquidity”.

In order to limit our foreign exchange and interest rate exposure, we enter into derivative financial instruments only to a limited extent due primarily to the limited size of the Korean market for such derivative instruments. Such instruments include combined currency and interest rate swap agreements, interest rate swaps, and foreign exchange agreements. See Note 14 of the notes to our consolidated financial statements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. For information relating to fair market values of our derivative financial instruments, see Note 14 of the notes to our consolidated financial statements.

The following analysis sets forth the sensitivity of our non-consolidated net income before income taxes (our “Pre-tax Income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea—Adverse developments in Korea would have adverse effects on us”. The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. All calculations are made under Korean GAAP.

The following modeling assumptions were made in the following sensitivity analysis:

(1) For any one year period, the Won/U.S. Dollar exchange rate at the beginning of such period was assumed to be (Won)1,197.80 to US$1.00, which was the market exchange rate as of December 31, 2003. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one year period;

(2) The amount of foreign currency debt to be incurred by us in 2004 and 2005 was assumed to be US$900 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. Dollars with a fixed interest rate, maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one year period; and

(3) For any one-year period, we used prices of fuel materials in our budget for 2004 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2004 and 2005 was used.

If the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2003, we estimate that our unrealized foreign exchange translation losses will increase by (Won)517 billion in 2004, and by (Won)469 billion in 2005. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 24 of the notes to our consolidated financial statements.

In addition, if the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2003, we estimate that our Pre-tax Income will decrease by (Won)148 billion in 2004 and by (Won)156 billion in 2005, as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP); by (Won)30 billion in 2004 and by (Won)28 billion in 2005, as a result of increased interest expenses; and by (Won)529 billion in 2004 and by (Won)562 billion in 2005, as a result of increased fuel expenses.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels at December 31, 2003, we estimate that our Pre-tax Income will decrease by (Won)100 billion in 2004 and by (Won)95 billion in 2005 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.

If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels at December 31, 2003, we estimate that our Pre-tax Income will decrease by (Won)549 billion in 2004 and by (Won)582 billion in 2005.

For comparative purposes, we also made the following modeling assumptions in June 2003 for the 2003 and 2004 sensitivity analysis that follows these assumptions:

(1) For any one year period, the Won/U.S. Dollar exchange rate at the beginning of such period was assumed to be (Won)1,200.40 to US$1.00, which was the market exchange rate as of December 31, 2002. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one year period;

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

If the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our unrealized foreign exchange translation losses will increase by (Won)551 billion in 2003, and by (Won)501 billion in 2004. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 24 of the notes to our consolidated financial statements.

In addition, if the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our Pre-tax Income will decrease by (Won)227 billion in 2003 and by (Won)143 billion in 2004, as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP); by (Won)39 billion in 2003 and by (Won)32 billion in 2004, as a result of increased interest expenses; and by (Won)500 billion in 2003 and by (Won)530 billion in 2004, as a result of increased fuel expenses.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels at December 31, 2002, we estimate that our Pre-tax Income will decrease by (Won)109 billion in 2003 and by (Won)105 billion in 2004 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets. If any.

If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels at December 31, 2002, we estimate that our Pre-tax Income will decrease by (Won)521 billion in 2003 and by (Won)552 billion in 2004.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For certain modifications to the rights of our debt securities, see Item 4 “Information on the Company—History and Development—Recent Developments—Debt Restructuring”. Disclosure on use of proceeds are not applicable.

ITEM 15. CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as December 31, 2003.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As such, disclosure controls and procedures or systems for internal control over financial reporting may not prevent all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures were effective as of December 31, 2003.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation except that we are currently planning to develop, with the assistance of a third party advisory firm, an evaluation system to enable our management to evaluate the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934). We expect this evaluation system, which is expected to be based on a suitable, recognized control framework (including the COSO framework), to be established in the second half of 2004. Once completed, we will use this evaluation system to identify deficiencies and weaknesses, if any, in our internal control over financial reporting, and, to the extent any significant deficiencies or material weaknesses are identified, we plan to take corrective actions, as appropriate, in the future.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that it does not yet have an “audit committee financial expert”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section

407 of the Sarbanes-Oxley Act of 2002, serving on our board of director. We are currently in the process of selecting and reviewing potential candidates for an audit committee financial expert. However, the timing of this selection is dependent upon our ability to comply with, or qualify under the exemptions to, the Audit Committee standards under Section 301 of the Sarbanes—Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

Pursuant to the requirements of the Sarbanes—Oxley Act, we have adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2003 for professional services rendered by Anjin Deloitte LLC, a member firm of Deloitte Touche Tohmatsu, our principal accountant, depending on the various types of services and a brief description of the nature of such services.

Type of services	Aggregate fees billed during the year ended December 31,				Nature of services
	2002		2003
	(in millions of Won)
Audit Fees	(Won)	935	(Won)	1,137	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		263		22	Accounting advisory service.
Tax Fees		11		20	Tax return and consulting advisory service.
All Other Fees		104		—	All other services which do not meet the three categories above.

Total	(Won)	1,313	(Won)	1,179

United States law and regulations in effect since May 6, 2003 generally require all engagements of the principal accountants be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. Our Board of Directors has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests of audit and non-audit services for us and our subsidiaries must in the first instance be submitted to our Treasury Department subject to reporting to our Chief Financial Officer. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to our Board of Directors for consideration.

Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Board of Directors or a designated member thereof and approved prior to the completion of the audit. In 2003, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

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

ITEM 19. EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

Page
Index to Financial Statements	F-1
Report of Independent Public Accountants Anjin Deloitte LLC, a member firm of Deloitte Touche Tohmatsu	F-2
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-4
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)	F-5
Report of Independent Auditors Young Wha Corporation, a member firm of Ernst & Young International (as former Independent Auditors of Korea Midland Power Co., Ltd.)	F-7
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (as former Independent Auditors of Korea East-West Power Co., Ltd.)	F-8
Consolidated balance sheets as of December 31, 2002 and 2003	F-9
Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003	F-11
Consolidated statements of stockholders’ equity for the years ended December 31, 2001, 2002 and 2003	F-12
Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003	F-13
Notes to the consolidated financial statements	F-15

(b) Exhibits filed as part of this annual report

1.1	Articles of Incorporation (in English)*

2.1	Form of Deposit Agreement**

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	Consent of Anjin Deloitte LLC, a member firm of Deloitte Touche Tohmatsu

15.2	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)

15.3	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)

15.4	Consent of Young Wha Corporation, a member firm of Ernst & Young International (Korea Midland Power Co., Ltd.)

15.5	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)

15.6	The Korea Electric Power Corporation Act (in English)***

15.7	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****

15.8	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

15.9	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

*	A fair and accurate translation from Korean to English.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Joon-Ho Han
Name:	Joon-Ho Han
Title:	Chairman & Chief Executive Officer

Date: June 30, 2004

INDEX TO FINANCIAL STATEMENTS

Page
Index to Financial Statements	F-1
Report of Independent Public Accountants Anjin Deloitte LLC, a member firm of Deloitte Touche Tohmatsu	F-2
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-4
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)	F-5
Report of Independent Auditors Young Wha Corporation, a member firm of Ernst & Young International (as former Independent Auditors of Korea Midland Power Co., Ltd.)	F-7
Report of Independent Auditors Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (as former Independent Auditors of Korea East-West Power Co., Ltd.)	F-8
Consolidated balance sheets as of December 31, 2002 and 2003	F-9
Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003	F-11
Consolidated statements of stockholders’ equity for the years ended December 31, 2001, 2002 and 2003	F-12
Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003	F-13
Notes to the consolidated financial statements	F-15

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheets of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2001 financial statements of Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea East-West Power Co., Ltd., which statements reflect 42.1 percent of the total consolidated assets as of December 31, 2001 and 33.8 percent of the consolidated revenue for the year then ended. We did not audit the 2002 financial statements of Korea Hydro & Nuclear Power Co., Ltd. and Korea Midland Power Co., Ltd., which statements reflect 31.6 percent of the consolidated assets as of December 31, 2002 and 29.2 percent of the consolidated revenue for the year then ended. We did not audit the 2003 financial statements of Korea Hydro & Nuclear Power Co., Ltd., which statements reflect 28.2 percent of the consolidated assets as of December 31, 2003 and 22.3 percent of the consolidated revenue for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2003, and the consolidated results of its operations, changes in its stockholders’ equity and its cash flows for years ended December 31, 2001, 2002 and 2003 in conformity with the financial accounting standards in the Republic of Korea (see Note 2).

Our audits also comprehend the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

As discussed in Note 1, Korea Electric Power Corporation spun off its power generation business division on April 2, 2001, in accordance with the approval of the stockholders on March 16, 2001, which resulted in the establishment of six new power generation subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., and Korea East-West Power Co., Ltd. As of April 2, 2001, their combined assets and liabilities were (Won)35,131,773 million and (Won)17,646,157 million, respectively.

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

As discussed in Note 2, in 2003, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6—“Events Occurring after the Balance Sheet Date”, stockholders’ equity increased and current liabilities decreased by (Won)511,350 million as of December 31, 2002.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences and the reconciliation of net income and stockholders’ equity to U.S. generally accepted accounting principles are set forth in Note 22.

Anjin Deloitte LLC

Seoul,	Korea
May	21, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Korea Hydro & Nuclear Power Co., Ltd.:

We have audited the accompanying balance sheets of Korea Hydro & Nuclear Power Co., Ltd. (the “Company”) as of December 31, 2003 and 2002, and the related statements of income and retained earnings and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations, the changes in its retained earnings, and its cash flows for the years ended December 31, 2003 and 2002 in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader and have been translated into United States dollars on the basis set forth in the financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in a note to the financial statements.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 26, 2004

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

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for the period from April 2, 2001 (inception) to December 31, 2001, and stockholders’ equity as of December 31, 2001, to the extent summarized in a note to the Korea South-East Power Co., Ltd.’s financial statements.

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

As discussed in a note to the Korea South-East Power Co., Ltd.’s financial statements, most of Company’s sales have been recognized through transactions with its parent, KEPCO. Sales to KEPCO were (Won)1,123,527 million for the period from April 2, 2001 to December 31, 2001 and the related trade receivables from KEPCO were (Won)121,205 million as of December 31, 2001.

As discussed in a note to the Korea South-East Power Co., Ltd.’s financial statements, the Company contributed its harbor facilities to the Korean Government with an expectation to obtain the right to use the harbor facilities free of charge. As a result, the Company reclassified construction costs related to the harbor facilities to intangible assets. However, the Korean government decided not to grant the Company the right to use the harbor facilities free of charge. As a result, the Company filed a lawsuit against the Ministry of Marine Affairs and Fisheries to invalidate such decision. In addition, the Company is involved in 3 lawsuits filed against the Company by Hyundai Merchant Marine Co., Ltd and other companies claiming reimbursement of ship repair costs, amounting to (Won)7,450 million. The ultimate outcome of the lawsuits is not predictable as of December 31, 2001.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and the results of its operations, the disposition of its deficit and its cash flows for the period from April 2, 2001 (inception) to December 31, 2001, in conformity with financial accounting standards generally accepted in Korea (“Korean GAAP”).

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

As discussed in a note to the Korea East-West Power Co., Ltd.’s financial statements, most of Company’s the sales have been recognized through transactions with its parent, KEPCO. Sales to KEPCO were (Won)1,379,068 million for the period from April 2, 2001 to December 31, 2001. The related trade receivables from KEPCO were (Won)167,887 million and the trade payables to KEPCO were (Won)23,065 million as of December 31, 2001.

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

Date: May 3, 2002

Ahn Kwon & Co.

Seoul, Korea

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

	Korean Won				Translation into U.S. Dollars (Note 2) 2003
	2002		2003
	(In millions)				(In thousands)
ASSETS
Utility plant (Notes 3, 5 and 12)	(Won)	75,588,054	(Won)	81,548,400	$68,413,087
Less: Accumulated depreciation		(11,963,081)		(16,875,523)	(14,157,318)
Construction grants		(2,321,219)		(2,758,789)	(2,314,420)

		61,303,754		61,914,088	51,941,349

Investments and others:
Long-term investment securities (Note 6)		1,353,308		1,529,120	1,282,818
Long-term loans (Note 7)		257,098		287,139	240,888
Deferred income tax assets		1,261,813		1,352,449	1,134,605
Currency and interest rate swaps (Note 14)		324,093		131,429	110,260
Intangibles (Note 4)		459,202		515,993	432,881
Other non-current assets (Note 13)		638,359		456,138	382,665

		4,293,873		4,272,268	3,584,117

Current assets:
Cash and cash equivalents (Note 13)		1,997,480		2,050,636	1,720,332
Trade receivables, net of allowance for doubtful accounts (Notes 13 and 18)		1,534,847		1,605,355	1,346,774
Accounts receivable-other, net of allowance for doubtful accounts (Notes 13 and 18)		310,497		458,360	384,530
Short-term investment securities (Note 6)		23,136		161,596	135,567
Short-term financial instruments (Note 13)		137,852		119,000	99,832
Short-term loans (Note 7)		14,661		16,284	13,661
Inventories (Notes 5 and 8)		721,556		904,933	759,173
Other current assets		174,463		224,752	188,550

		4,914,492		5,540,916	4,648,419

Total assets	(Won)	70,512,119	(Won)	71,727,272	$60,173,885

(continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

AS OF DECEMBER 31, 2002 AND 2003

	Korean Won				Translation into U.S. Dollars (Note 2) 2003
	2002		2003
	(In millions)				(In thousands)
STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ Equity (Notes 6 and 9):
Common stock	(Won)	3,200,504	(Won)	3,203,743	$2,687,704
Capital surplus		14,483,121		14,544,520	12,201,779
Retained earnings		18,419,413		20,231,488	16,972,725
Capital adjustments		(137,973)		(325,384)	(272,974)
Minority interest in consolidated subsidiaries		108,073		127,569	107,021

Total stockholders’ equity		36,073,138		37,781,936	31,696,255

Long-term Liabilities:
Long-term debt (Note 11)		17,665,355		15,813,137	13,266,055
Accrued severance indemnities, net (Note 2)		454,326		635,049	532,759
Reserve for decommissioning cost (Note 2)		4,417,934		5,091,070	4,271,032
Reserve for self-insurance		82,536		87,926	73,763
Currency and interest swaps (Note 14)		477,075		215,100	180,453
Financing lease liabilities (Note 12)		5,366		372	312
Deferred income tax liabilities		1,346,043		1,446,570	1,213,565
Other long-term liabilities		395,541		515,839	432,751

		24,844,176		23,805,063	19,970,690

Current Liabilities:
Trade payables (Notes 13 and 18)		734,437		755,248	633,597
Accounts payable-other (Notes 13 and 18)		931,892		870,919	730,637
Short-term borrowings (Note 11)		157,733		210,169	176,316
Current portion of long-term debt (Note 11)		5,653,428		6,621,266	5,554,753
Income tax payable		1,270,664		809,479	679,093
Accrued expenses (Note 13)		264,685		317,868	266,668
Dividends payable		2,474		2,324	1,950
Other current liabilities (Note 13)		579,492		553,000	463,926

		9,594,805		10,140,273	8,506,940

Total liabilities		34,438,981		33,945,336	28,477,630

Total stockholders’ equity and liabilities	(Won)	70,512,119	(Won)	71,727,272	$60,173,885

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won						Translation into U.S. Dollars (Note 2) 2003
	2001		2002		2003
	(In millions, except per share amounts)						(In thousands, except per share amounts)
OPERATING REVENUES: (Notes 18 and 20)
Sale of electricity	(Won)	18,863,802	(Won)	20,406,404	(Won)	21,834,288	$18,317,356
Other operating revenues		1,361,186		959,271		940,306	788,847

		20,224,988		21,365,675		22,774,594	19,106,203
OPERATING EXPENSES (Notes 4, 15, 16, 18, 19 and 20):
Power generation, transmission and distribution		13,685,512		13,405,043		14,391,644	12,073,527
Purchased power		987,272		1,207,381		1,383,818	1,160,921
Other operating costs		445,022		545,867		539,104	452,268
Selling and administrative expenses		1,118,355		1,160,601		1,236,230	1,037,106

		16,236,161		16,318,892		17,550,796	14,723,822

OPERATING INCOME		3,988,827		5,046,783		5,223,798	4,382,381

OTHER INCOME (EXPENSES):
Interest income		88,427		90,929		99,897	83,806
Interest expense		(1,203,179)		(1,016,422)		(829,743)	(696,093)
Gain (loss) on foreign currency transactions and translation, net		(13,228)		511,950		(206,572)	(173,298)
Gain on valuation using the equity method of accounting (Note 6)		97,548		94,853		96,866	81,263
Donations		(112,431)		(121,379)		(185,805)	(155,877)
Valuation gain (loss) on currency and interest rate swaps, net (Note 14)		(132,008)		64,008		(93,490)	(78,431)
Gain on disposal of investments, net (Note 6)		162,439		433,151		45,244	37,956
Other, net		55,329		66,985		(40,306)	(33,814)

		(1,057,103)		124,075		(1,113,909)	(934,488)

ORDINARY INCOME		2,931,724		5,170,858		4,109,889	3,447,893
EXTRAORDINARY ITEM		—		—		—	—

INCOME BEFORE INCOME TAX EXPENSE		2,931,724		5,170,858		4,109,889	3,447,893
INCOME TAX EXPENSE (Note 17)		(1,293,133)		(2,103,792)		(1,763,271)	(1,479,254)

INCOME BEFORE MINORITY INTERESTS		1,638,591		3,067,066		2,346,618	1,968,639
MINORITY INTERESTS		(3,741)		(18,961)		(23,193)	(19,457)

NET INCOME	(Won)	1,634,850	(Won)	3,048,105	(Won)	2,323,425	$1,949,182

ORDINARY INCOME PER SHARE (Note 2)	(Won)	2,559	(Won)	4,770	(Won)	3,686	$3.09

EARNINGS PER SHARE (Note 2)	(Won)	2,559	(Won)	4,770	(Won)	3,686	$3.09

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
Balances at January 1, 2001	(Won)	3,200,504	(Won)	15,138,325	(Won)	14,020,125	(Won)	(70,844)	(Won)	104,180	(Won)	32,392,290
Net income		—		—		1,634,850		—		—		1,634,850
Dividends declared		—		—		(333,317)		—		—		(333,317)
Gain on disposal of treasury stock		—		13,258		—		—		—		13,258
Changes in capital adjustments		—		—		—		32,621		—		32,621
Changes in minority interests		—		—		—		—		67,879		67,879
Changes in equity interests		—		(73,463)		—		—		—		(73,463)
Adjustment of equity of the investee not subject to equity method		—		(172,883)		(22,867)		(5,242)		—		(200,992)

Balances at December 31, 2001		3,200,504		14,905,237		15,298,791		(43,465)		172,059		33,533,126

Net income		—		—		3,048,105		—		—		3,048,105
Dividends declared		—		—		(351,432)		—		—		(351,432)
Gain on disposal of treasury stock		—		(310)		—		—		—		(310)
Gain on disposal of subsidiary’s common stock				(423,949)		423,949		—		—		—
Changes in capital adjustments		—		—		—		(93,347)				(93,347)
Changes in minority interests		—		—		—		—		19,620		19,620
Changes in equity interests		—		2,143		—		(2,143)		—		—
Disposal of subsidiary’s common stock		—		—		—		982		(83,606)		(82,624)

Balances at December 31, 2002		3,200,504		14,483,121		18,419,413		(137,973)		108,073		36,073,138

Net income		—		—		2,323,425		—		—		2,323,425
Dividends declared		—		—		(511,350)		—		—		(511,350)
Capital increase		3,239		11,425		—		—		—		14,664
Gain on disposal of treasury stock		—		5,604		—		—		—		5,604
Gain on disposal of subsidiary’s common stock		—		—		—		(187,411)		—		(187,411)
Changes in capital adjustments		—		45,171		—		—		—		45,171
Changes in minority interests		—		—		—		—		19,496		19,496
Changes in equity interests		—		(801)		—		—		—		(801)

Balances at December 31, 2003	(Won)	3,203,743	(Won)	14,544,520	(Won)	20,231,488	(Won)	(325,384)	(Won)	127,569	(Won)	37,781,936

Translation into U.S. Dollars (In thousands) (Note 2)		$2,687,704		$12,201,779		$16,972,725		$(272,974)		$107,021		$31,696,255

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won						Translation into U.S. Dollars (Note 2) 2003
	2001		2002		2003
	(In millions)						(In thousands)
Cash flows from operating activities:
Net income	(Won)	1,634,850	(Won)	3,048,105	(Won)	2,323,425	$1,949,182
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		4,955,661		4,906,138		5,088,736	4,269,074
Utility plant removal cost		281,490		256,010		245,974	206,353
Provision for severance and retirement benefits		174,717		202,763		219,762	184,364
Provision for decommissioning costs		424,092		583,372		698,400	585,906
Provision for self-insurance		4,861		5,465		6,400	5,369
Allowance for doubtful accounts		13,726		8,602		23,178	19,445
Interest expense, net		9,072		17,192		21,273	17,847
Loss (gain) on foreign currency translation, net		22,273		(424,791)		221,104	185,490
Gain on disposal of investment, net		(162,439)		(433,151)		(45,244)	(37,956)
Gain on valuation using the equity method of accounting		(97,548)		(94,853)		(96,866)	(81,263)
Valuation gain (loss) on currency and interest rate swaps, net		132,008		(64,008)		93,490	78,431
Decrease in deferred income tax assets		334,697		220,937		8,232	6,906
Increase in trade receivables		(36,903)		(68,932)		(77,918)	(65,367)
Decrease (increase) in accounts receivable- other		(64,655)		(42,383)		9,300	7,802
Increase in inventories		(108,111)		(7,128)		(43,715)	(36,674)
Increase (decrease) in trade payables		(128,164)		44,799		(3,611)	(3,029)
Increase (decrease) in accounts payable-other		(189,387)		90,129		(65,492)	(54,943)
Increase (decrease) in income tax payable		398,489		700,762		(459,232)	(385,262)
Increase (decrease) in accrued expenses		(110,662)		(47,472)		59,882	50,237
Payment of severance and retirement benefits		(36,160)		(15,826)		(15,084)	(12,654)
Payment of decommissioning costs		(16,211)		(13,841)		(25,264)	(21,195)
Payment of self-insurance		(1,736)		(1,171)		(1,011)	(848)
Other, net		235,134		(113,603)		125,373	105,178

Net cash provided by operating activities		7,669,094		8,757,115		8,311,092	6,972,393

(continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won						Translation into U.S. Dollars (Note 2) 2003
	2001		2002		2003
	(In millions)						(In thousands)
Cash flows from investing activities:
Disposal of utility plant	(Won)	66,562	(Won)	106,821	(Won)	42,515	$35,667
Additions to utility plant		(7,187,492)		(6,653,066)		(6,781,993)	(5,689,592)
Receipt of construction grants		564,009		626,566		618,092	518,534
Acquisition of long-term financial instruments		(2,000)		(2,500)		(3)	(3)
Proceeds from disposal of investment securities, net		138,219		404,284		13,861	11,629
Collection of long-term loans		139,229		183,915		87,683	73,560
Payment of long-term loans		(181,871)		(153,391)		(219,881)	(184,464)
Increase in intangibles, net		(18,046)		(45,783)		(26,039)	(21,845)
Increase in other non-current assets		(132,009)		(96,031)		(14,262)	(11,964)
Withdrawal (acquisition) of short-term financial instruments, net		(227,666)		246,461		18,852	15,815
Collection of short-term loans, net		27,269		10,517		22,363	18,761
Proceeds from sale (acquisition) of short-term investment securities, net		20,372		(20,002)		(134,204)	(112,588)

Net cash used in investing activities		(6,793,424)		(5,392,209)		(6,373,016)	(5,346,490)

Cash flows from financing activities:
Proceeds from long-term debt		8,426,715		3,382,873		5,378,021	4,511,762
Payment of long-term debt		(1,431,553)		(1,301,807)		(1,131,595)	(949,325)
Payment of current portion of long-term debt		(5,687,204)		(5,241,520)		(5,289,645)	(4,437,622)
Proceeds from short-term borrowings		1,292,543		721,329		2,611,227	2,190,627
Payment of short-term borrowings		(1,253,752)		(870,476)		(2,560,998)	(2,148,488)
Cash dividends		(333,462)		(329,659)		(511,577)	(429,175)
Acquisition of treasury stock		—		—		(180,120)	(151,107)
Other, net		56,019		(30,389)		(180,427)	(151,365)

Net cash provided by (used in) financing activities		1,069,306		(3,669,649)		(1,865,114)	(1,564,693)

Net decrease in cash and cash equivalents from changes in consolidated subsidiaries		—		(1,731)		(19,806)	(16,616)

Net increase (decrease) in cash and cash equivalents		1,944,976		(306,474)		53,156	44,594
Cash and cash equivalents at beginning of the year		358,978		2,303,954		1,997,480	1,675,738

Cash and cash equivalents at end of the year	(Won)	2,303,954	(Won)	1,997,480	(Won)	2,050,636	$1,720,332

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

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

As of December 31, 2003, the Government of the Republic of Korea, the Korea Development Bank and foreign investors hold 32.42 percent, 21.55 percent and 28.98 percent of KEPCO’s shares, respectively.

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

(2)	Consolidated Subsidiaries

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2002	2003
Korea Hydro & Nuclear Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO Philippines Corporation	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)

(*)	Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

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

b) Registration date of the spin off: April 2, 2001

c) Date of resolution of stockholders: March 16, 2001

d) Date of resolution of Board of Directors: February 24, 2001

(c) Assets and liabilities of the spun off divisions

a) Assets and liabilities of the spun off divisions as of the date of the spin off (won in millions)

	KHNP		KOSEPCO		KOMIPO		KOWEPCO		KOSPO		KEWESPO		Total
Assets	(Won)	18,791,413	(Won)	2,490,720	(Won)	2,662,209	(Won)	2,904,046	(Won)	3,627,985	(Won)	4,655,400	(Won)	35,131,773
Liabilities		9,426,614		1,258,716		1,336,317		1,461,408		1,830,607		2,332,495		17,646,157

Net assets	(Won)	9,364,799	(Won)	1,232,004	(Won)	1,325,892	(Won)	1,442,638	(Won)	1,797,378	(Won)	2,322,905	(Won)	17,485,616

b) Assets and liabilities of the spun off divisions as of December 31, 2000 (won in millions)

	KHNP		KOSEPCO		KOMIPO		KOWEPCO		KOSPO		KEWESPO		Total
Assets	(Won)	17,433,479	(Won)	2,688,953	(Won)	2,209,503	(Won)	2,943,194	(Won)	3,507,340	(Won)	4,696,226	(Won)	33,478,695
Liabilities		9,231,779		1,469,853		1,234,789		1,542,594		1,819,240		2,463,526		17,761,781

Net assets	(Won)	8,201,700	(Won)	1,219,100	(Won)	974,714	(Won)	1,400,600	(Won)	1,688,100	(Won)	2,232,700	(Won)	15,716,914

c) Result of operations of the spun off divisions (From January 1, 2001 to April 1, 2001) (won in millions)

	KHNP		KOSEPCO		KOMIPO		KOWEPCO		KOSPO		KEWESPO		Total
Net sales	(Won)	1,097,586	(Won)	410,195	(Won)	345,771	(Won)	406,931	(Won)	413,058	(Won)	481,710	(Won)	3,155,251
Cost of goods sold		875,074		360,346		280,101		380,139		401,384		460,825		2,757,869

Gross profit	(Won)	222,512	(Won)	49,849	(Won)	65,670	(Won)	26,792	(Won)	11,674	(Won)	20,885	(Won)	397,382

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(3) Affiliates accounted for using the equity method

Affiliate	Year of establishment	Ownership percentage (%)		Primary business
		2002	2003
Korea Gas Corporation	1983	24.5	24.5	Sales of liquefied natural gas
Korea District Heating Co., Ltd.	1985	26.1	26.1	Providing of heating
Powercomm Corporation	2000	44.0	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.(*)	1990	100.0	49.0	Disposal of power-plant ash and electric meter reading
YTN	1993	21.4	21.4	Broadcasting

(*)	KEPCO sold a portion of its investment in Korea Electric Power Industrial Development Co., Ltd. during 2003, which reduced its ownership interest to 49%.

(4) Uncertainties of domestic economic situation

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

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

In 2003, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

provisions of those standards. As a result of the adoption of SKAS No. 6—“Events Occurring After the Balance Sheet Date”, stockholders’ equity increased and current liabilities decreased by (Won)511,350 million as of December 31, 2002.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of (Won)1,192.00 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

(3) Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea, net of depreciation. Expenditures incurred after the acquisition of the property, plant and equipment that increases the future economic benefits beyond the property’s most recently measured performance are capitalized as additions to property, plant and equipment.

The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. For the years ended December 31, 2002 and

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

2003, the amount of capitalized interest was (Won)548,292 million and (Won)524,101 million, respectively, of which foreign currency transaction and translation gains deducted from the capitalized interest amounted to (Won)63,549 million and (Won) 5,102 million, respectively, and foreign currency transaction and translation losses added to the capitalized interest amounted to (Won)19,916 million and (Won)25,691 million, respectively.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures, unit-of-production method and straight-line method for nuclear fuel) based on the estimated useful lives described as follows:

Years
Buildings	8~30
Structures	8~30
Machinery	16
Vehicles	4
Others	4, 9

KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the useful lives of the related assets. KEPCO received (Won)624,527 million and (Won)611,862 million of construction grants, and offset (Won)205,975 million and (Won)174,211 million against depreciation expense and others for the years ended December 31, 2002 and 2003, respectively.

(4) Asset Impairment

The Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount as a result of technological obsolescence or rapid decline in market value. When it is determined that a tangible asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. If the recoverable amount of the impaired asset exceeds its carrying amount in a subsequent reporting period, the amount equal to the excess is treated as a reversal of the impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss been recognized.

In 2001, the Company recognized an impairment loss on property, plant and equipment in the Youngwol and Busan thermal power plants amounting to (Won)11,206 million, which is the difference between the book value and recoverable value considering future cash flows.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

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

(5) Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

(6) Securities other than those Accounted for Using the Equity Method

(a) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities.

(b) Valuation of Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refer to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity security accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder’s equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(7) Securities Using the Equity Method

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

(8) Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight -line method over the estimated useful lives, from 4 years to 50 years, of related assets.

(9) Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and prior year collection experience. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(10) Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined by the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

(11) Convertible Bonds

When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants are recognized separately. Considerations for conversion rights or stock warrants are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issuance.

The value of the common shares issued pursuant to the exercise of the conversion rights is measured as the sum of the carrying amount at the time of conversion and the amount of consideration received for such rights at the time of issuance of those convertible bonds that are actually related to the exercise. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise is measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

(12) Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

(13) Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are (Won)520,891 million and (Won)717,917 million as of December 31, 2002 and 2003, respectively. Severance indemnities paid amounted to (Won)15,826 million and (Won)15,084 million in 2002 and 2003, respectively.

Funding of the severance indemnities are not required, however, tax deductions are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of (Won)66,449 million and (Won)82,771 million as of December 31, 2002 and 2003, respectively, which are presented as a deduction from accrued severance indemnities.

The Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea. Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay to the Fund. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of (Won)116 million and (Won)97 million as of December 31, 2002 and 2003, respectively, are presented as a deduction from accrued severance benefits.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(14) Reserve for Decommissioning Costs and Self-Insurance

Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to accrue for the decommissioning of nuclear facilities and dismantling of radioactive waste. In addition, under the Korean Atomic Energy Act (AEAC), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Korean Minister of Science and Technology (MOST).

The Company accrues for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. The expected decommissioning date is approximately 25 years from initial operation. However, the service period of the nuclear power plant is dependent upon the economy and safety of plant operation and supervision of MOST with periodic safety inspections and safety review.

As of December 31, 2002 and 2003, the Company has accrued (Won)4,417,934 million and (Won)5,091,070 million for the costs of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of (Won)1,552,200 million and (Won)1,950,165 million and dismantling costs of spent fuel and radioactive waste of (Won)2,865,734 million and (Won)3,140,905 million, respectively. Annual additions to the reserve are in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis, reflecting the inflation rate. The Company accrued (Won)583,372 million and (Won)698,400 million as the reserve for decommissioning costs for the years ended December 31, 2002 and 2003, respectively.

The Company estimates its reserve for decommissioning costs based on engineering studies provided by a third party and applies it prospectively. As a result of changes of estimates, for the year ended December 31, 2003, the provision for decommissioning costs increased by (Won)72,888 million and operating income and net income decreased by (Won)72,888 million and (Won)52,844 million, respectively.

In accordance with SKAS No. 5—“Tangible Assets”, the Company is required to recognize the fair value of a liability for an asset retirement obligation (e.g., dismantlement or restoration costs) in the period in which it is incurred. The fair value could be estimated based on the present value of the estimated future cash outflows required to satisfy the liabilities and would be discounted using a current credit risk-adjusted interest rate. The accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. Upon initial recognition of a liability for an asset retirement obligation, an asset retirement cost shall be capitalized by increasing the carrying amount of the related tangible asset by the same amount as the liability. That asset retirement cost is allocated to expense using a systematic and rational method over its useful life. As permitted under SKAS No. 5, the Company applies the accounting for asset retirement obligation only to assets acquired after December 31, 2002.

In accordance with the Accounting Regulations for Government Invested Enterprises, KEPCO provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with KEPCO’s non-insured facilities. Payments made to settle applicable claims and damages are charged to this reserve.

(15) Foreign Currency Transactions and Translations

KEPCO and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying consolidated financial statements at the exchange rates prevailing at the balance sheet date. The

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

balances have been translated using the Bank of Korea basic rate, which was (Won)1,200.40 and (Won)1,197.80 to US$1.00 at December 31, 2002 and 2003, respectively. The translation gains or losses are reflected in current operations. Foreign currency assets and liabilities of the Company’s overseas subsidiaries are translated at the rate at the balance sheet date, and income and expenses are translated at the weighted average rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in capital adjustments. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign subsidiaries.

(16) Accounting for Derivative Instruments

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

(17) Revenue Recognition

KEPCO recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. KEPCO does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. KEPCO recognizes revenue on long-term contracts, which are related to construction of power plants in North Korea, based on the percentage-of-completion.

(18) Income Tax Expense

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(19) Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 638,975,080 shares, 639,046,001 shares and 630,372,064 shares for the years ended December 31, 2001, 2002 and 2003, respectively.

3. PROPERTY, PLANT AND EQUIPMENT:

(1) Asset revaluation

KEPCO has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and the resultant gain from asset revaluation was (Won)12,552,973 million.

(2) Publicly announced land prices

The published price of the Company’s land as announced by Korean Government is as follows (won in millions):

Purpose	Book value		Land prices
Sites of utility plant	(Won)	5,593,520	(Won)	5,322,945

(3) Changes in utility plant

Changes in utility plant and construction grants for the year ended December 31, 2003 are shown below (won in millions).

	December 31, 2002		Increase				Decrease				December 31, 2003
			Acquisition		Other		Depreciation		Others(*)
Land	(Won)	5,557,943	(Won)	3,970	(Won)	68,439	(Won)	—	(Won)	36,832	(Won)	5,593,520
Buildings		7,514,099		7,408		292,800		494,856		100,929		7,218,522
Structures		22,720,502		1,055		2,203,388		876,301		357,526		23,691,118
Machinery		17,470,324		26,110		1,803,353		3,110,784		177,971		16,011,032
Vehicles		15,601		11,540		870		9,888		197		17,926
Nuclear fuel		1,578,172		427,417		—		388,949		12,927		1,603,713
Others		991,826		116,001		14,274		134,581		1,125		986,395
Construction in-progress		7,776,506		6,188,492		29,525		—		4,443,872		9,550,651
Construction grants		(2,321,219)		(618,092)		—		—		(180,522)		(2,758,789)

	(Won)	61,303,754	(Won)	6,163,901	(Won)	4,412,649	(Won)	5,015,359	(Won)	4,950,857	(Won)	61,914,088

(*)	Others include the utility plant of Korea Electric Power Industrial Development Co., Ltd as a result of excluding it from consolidation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

4. INTANGIBLES:

(1) Changes in intangibles as of December 31, 2003 are shown below (won in millions).

	Useful lives	Acquisition cost		Accumulated amortization		December 31, 2003
Development cost	5	(Won)	204,288	(Won)	63,934	(Won)	140,354
Port facility usage right	20		208,919		48,922		159,997
Water usage right	10, 5		168,021		46,227		121,794
Dam usage right	50		7,229		397		6,832
Electricity usage right	10		63,256		34,558		28,698
Others	20~40		136,713		78,395		58,318

		(Won)	788,426	(Won)	272,433	(Won)	515,993

(2) Estimated amortization expense for the next five years is as follows (won in millions):

	2004		2005		2006		2007		2008
Estimated amortization expense	(Won)	73,944	(Won)	67,188	(Won)	63,948	(Won)	53,031	(Won)	41,128

(3) Ordinary development expenses for the years ended December 31, 2002 and 2003 are as follows (won in millions):

	2002		2003
Ordinary development expenses	(Won)	307,391	(Won)	332,017

5. INSURED ASSETS:

Insured assets as of December 31, 2003 are as follows (won in millions):

Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	2,845,049
Buildings and machinery	Construction insurance		1,881,180
Buildings and machinery	Nuclear property insurance		610,878
Buildings	General insurance		163,400
Construction in progress	Construction insurance		97,357
Inventories and machinery	Shipping insurance		2,688,168

In addition, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accident, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

6. SECURITIES:

(1) Securities as of December 31, 2002 and 2003 are as follows (won in millions):

	2002		2003
Short-term investment securities
Available-for-sale-securities	(Won)	19,881	(Won)	141,585
Held-to-maturity securities		3,255		20,011

		23,136		161,596

Investment securities
Available-for-sale-securities		137,497		230,744
Held-to-maturity securities		1,540		2,197
Securities subject to equity method		1,214,271		1,296,179

		1,353,308		1,529,120

	(Won)	1,376,444	(Won)	1,690,716

Held-to-maturity securities are debt securities including government and municipal bonds.

(2) Available-for-sale securities as of December 31, 2002 and 2003 are as follows (won in millions):

	2002			2003
Company name	Ownership (%)	Book value		Ownership (%)	Acquisition cost		Book value
Other current assets
Fund for debt securities		(Won)	19,881		(Won)	137,164	(Won)	141,585
Investment securities
Securities Market Stabilization Fund	7.57	(Won)	20,744	7.57	(Won)	7,763	(Won)	7,763
Energy Savings Investment Cooperative	40.6		5,000	40.6		5,000		5,000
Korea Power Exchange	100.0		99,709	100.0		125,213		125,213
Hwan Young Steel Co., Ltd.	—		120	—		1,364		120
Investment securities in treasury stock fund	—		10,772	—		26,295		17,581
Other equity securities	—		1,152	—		1,051		1,051
Debt securities	—		—	—		73,412		74,016

			137,497			240,098		230,744

		(Won)	157,378		(Won)	377,262	(Won)	372,329

The Company entered into a treasury stock fund, composed of treasury stock and other investment securities, and recorded other investment securities in available-for-sale securities. Losses on valuation of available for sale securities in the treasury stock fund, which are recorded in capital adjustments, amount to (Won)8,509 million and (Won)3,689 million as of December 31, 2002 and 2003, respectively.

Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(3) Securities subject to the equity method as of December 31, 2002 and 2003 are as follows (won in millions):

	2002			2003
Company name	Ownership (%)	Book value		Ownership (%)	Acquisition cost		Net asset value		Book value
Korea Gas Corporation	24.5	(Won)	690,705	24.5	(Won)	94,500	(Won)	740,280	(Won)	740,280
Korea District Heating Co., Ltd.	26.1		147,716	26.1		5,660		159,165		159,165
Powercomm Corporation	44.0		352,235	43.1		323,470		357,318		350,518
Korea Electric Power Industrial Development Co., Ltd.	—			49.0		7,987		22,072		22,072
YTN	21.4		23,615	21.4		59,000		24,144		24,144

		(Won)	1,214,271		(Won)	490,617	(Won)	1,302,979	(Won)	1,296,179

In 2003, the Company disposed of a portion of its investments in Korea Electric Power Industrial Development Co., Ltd. and Powercomm Corporation, with a gain on disposal of investments of (Won)45,214 million. In 2002, the Company disposed of a portion of its investments in Powercomm Corporation, with a gain on disposal of investments of (Won)433,335 million.

As of December 31, 2003, unrealized profits of (Won)6,800 million arisen from the transactions with Powercomm corporation were eliminated.

(4) Details of valuation using the equity method for the years ended December 31, 2002 and 2003 are as follows (won in millions):

	2002						2003
Company name	Book value as of January 1, 2002		Gain (loss) on valuation using the equity method of accounting		Others (*)		Book value as of January 1, 2003		Gain (loss) on valuation using the equity method of accounting		Others (*)		Book value as of December 31, 2003
Korea Gas Corporation	(Won)	710,921	(Won)	50,612	(Won)	(70,828)	(Won)	690,705	(Won)	73,329	(Won)	(23,754)	(Won)	740,280
Korea District Heating Co.		136,533		12,486		(1,303)		147,716		13,486		(2,037)		159,165
YTN		24,915		(1,287)		(13)		23,615		436		93		24,144
Powercomm Corporation		—		33,042		319,193		352,235		6,508		(8,225)		350,518
Korea Electric Power Industrial Development Co., Ltd.		—		—		—		—		3,107		18,965		22,072

	(Won)	872,369	(Won)	94,853	(Won)	247,049	(Won)	1,214,271	(Won)	96,866	(Won)	(14,958)	(Won)	1,296,179

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2002 and 2003 is shown in the following table (won in millions):

	Korea Gas Corporation				Korea District Heating Co.
	2002		2003		2002		2003
Current assets	(Won)	2,402,093	(Won)	2,873,293	(Won)	252,415	(Won)	349,702
Other assets		6,919,256		6,784,825		756,941		775,744

		9,321,349		9,658,118		1,009,356		1,125,446

Current liabilities		2,279,699		2,295,394		103,035		98,918
Other liabilities		4,217,272		4,335,624		339,761		416,055

		6,496,971		6,631,018		442,796		514,973

Net assets	(Won)	2,824,378	(Won)	3,027,100	(Won)	566,560	(Won)	610,473

Net sales	(Won)	7,270,976	(Won)	8,195,272	(Won)	373,331	(Won)	441,234
Gross profit		778,120		777,094		104,630		95,741
Net earnings		298,329		288,318		49,185		51,725

	YTN				Powercomm Corporation
	2002		2003		2002		2003
Current assets	(Won)	48,889	(Won)	53,296	(Won)	80,928	(Won)	177,392
Other assets		80,833		79,953		1,367,413		1,231,144

		129,722		133,249		1,448,341		1,408,536

Current liabilities		8,448		10,118		421,030		366,706
Other liabilities		11,069		10,421		226,692		213,350

		19,517		20,539		647,722		580,056

Net assets	(Won)	110,205	(Won)	112,710	(Won)	800,619	(Won)	828,480

Net sales	(Won)	52,155	(Won)	59,605	(Won)	491,897	(Won)	526,824
Gross profit		5,905		7,123		88,201		131,614
Net earnings		(6,005)		2,073		23,393		30,640

	Korea Electric Power Industrial Development Co., Ltd.
	2002		2003
Current assets	(Won)	40,471	(Won)	37,424
Other assets		69,707		68,284

		110,178		105,708

Current liabilities		19,289		13,033
Other liabilities		50,185		47,630

		69,474		60,663

Net assets	(Won)	40,704	(Won)	45,045

Net sales	(Won)	152,079	(Won)	163,676
Gross profit		17,143		22,505
Net earnings		8,099		6,340

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(5) Loss on valuation using the equity method, which are recorded in capital adjustment as of December 31, 2002 and 2003 are as follows (won in millions):

	2002		2003
Loss on valuation using the equity method	(Won)	30,079	(Won)	25,560

7. LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in millions):

	2002		2003
Short-term loans	(Won)	14,661	(Won)	16,284
Long-term loans		228,124		251,788

	(Won)	242,785	(Won)	268,072

8. INVENTORIES:

Inventories as of December 31, 2002 and 2003 consist of the following (won in millions):

	2002		2003
Raw materials	(Won)	243,198	(Won)	261,497
Supplies		422,508		519,727
Other		55,850		123,709

	(Won)	721,556	(Won)	904,933

9. STOCKHOLDERS’ EQUITY:

(1) Capital

The Company has 1,200,000,000 authorized shares of (Won)5,000 par value common stock, of which 640,748,573 shares are issued as of December 31, 2003. In 2003, the Company’s capital was increased by (Won)3,238 million (647,697 shares) in the form of fixed asset injection by the government of the Republic of Korea.

(2) Capital Surplus

Capital surplus as of December 31, 2002 and 2003 is as follows (won in millions):

	2002		2003
Paid-in capital in excess of par value	(Won)	799,876	(Won)	811,301
Reserves for asset revaluation		12,552,973		12,552,973
Other capital surplus		1,130,272		1,180,246

	(Won)	14,483,121	(Won)	14,544,520

KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and Asset Revaluation Law, and recorded revaluation gain of (Won)12,552,973 million as reserves for asset revaluation. The reserves for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(3) Appropriated retained earnings

Appropriated retained earnings as of December 31, 2002 and 2003 consist of the following (won in millions):

	2002		2003
Legal reserve	(Won)	1,600,252	(Won)	1,600,252
Reserve for business expansion		8,556,873		10,925,338
Reserve for investment on social overhead capital		4,892,449		5,012,449
Reserve for research and human development		60,000		120,000

	(Won)	15,109,574	(Won)	17,658,039

The KEPCO Act requires the Company to appropriate a legal reserve to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or accumulated deficits by resolution of the stockholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law. As of December 31, 2003, the amounts of reserve for investment on social overhead and reserve for research and human development allowable under the Korean tax law for tax benefits are (Won)807,610 million and (Won)175,885 million, respectively.

(4) Capital adjustments

Capital adjustments as of December 31, 2002 and 2003 are as follows (won in millions):

	2002		2003
Treasury stock	(Won)	(16,669)	(Won)	(195,379)
Losses on valuation of available for sale securities		(8,509)		(3,689)
Losses on valuation using the equity method		(30,079)		(25,560)
Overseas operations translation		(82,971)		(97,939)
Valuation gain on currency and interest rate swaps		255		(2,817)

	(Won)	(137,973)	(Won)	(325,384)

The Company has its own shares held as treasury stock, amounting to (Won)16,669 million and (Won)195,379 million as of December 31, 2002 and 2003, respectively, for the purpose of stock price stabilization. The number of shares held as treasury stock by the Company is 913,375 shares and 10,713,050 shares as of December 31, 2002 and 2003, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

10. DIVIDENDS:

Dividends for the years ended December 31, 2002 and 2003 are as follows (won in millions):

	Outstanding stocks	Dividend rate	Dividend per share		Total dividend
2002:
Outstanding shares other than treasury shares	639,187,501	16%	(Won)	800	(Won)	511,350
Treasury shares	913,375	—		—		—

	640,100,876				(Won)	511,350

2003:
Outstanding shares other than treasury shares	630,035,523	21%	(Won)	1,050	(Won)	661,537
Treasury shares	10,713,050	—		—		—

	640,748,573				(Won)	661,537

11. BORROWINGS AND DEBENTURES:

(1) Short-term borrowings as of December 31, 2002 and 2003 are as follows (won in millions):

Financial institution	Type	Annual interest rate (%)	2002		2003
Local currency loan
National Agricultural Cooperative Federation and others	General	3.00~4.10	(Won)	—	(Won)	53,245

Foreign currency loan
Korea Exchange Bank and others	Usance and others	Libor+0.25~0.35		157,733		156,924

			(Won)	157,733	(Won)	210,169

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(2) Long-term borrowings as of December 31, 2002 and 2003 are as follows (won in millions):

Financial institution	Type	Annual interest rate (%)	2002		2003
Local currency loan
Korea Development Bank	Industrial facility	4.50~9.00	(Won)	5,007,813	(Won)	4,951,239
Kookmin Bank	General	6.07~6.16		85,714		—
Chohung Bank	Industrial facility	5.50		1,455		—
Koram Bank	Rural area development	4.00		50,000		50,000
National Agricultural Cooperative Federation	Rural area development	4.00		—		50,000
Korea Exchange Bank	Energy rationalization	3.00		—		6,000
Others	General	5.50~6.00		37		29,935

				5,145,019		5,087,174

Foreign currency loan
Japan Bank of International Cooperation	Facility	6.2~8.2		286,226		260,712
Barclays International Financial Services (Ireland) Ltd.	Commercial	6M Libor-1.00		376,482		187,851
Kredit Anstalt Fur Wieder Aufbau	Facility	6.00		180		—
Asia Development Bank	”	6.00		1,415		—
National Agricultural Cooperative Federation	”	Libor+1.30		18,006		12,833
Korea Development Bank	General	Libor+0.30~1.50		429,761		283,823
The Export-Import Bank of Korea	Purchase of nuclear fuel	Libor+0.70~1.03		260,074		202,454
Korea Exchange Bank	Facility	Libor+0.15		34,255		17,090
Kookmin Bank	”	Libor+1.40		22,407		15,970
Norinchukin Bank	”	Libor+0.19		42,015		41,923
Nippon Life Insurance	”	Libor+0.19		98,439		98,226
US-EXIM	”	Govco+0.25~0.30		155,038		141,219
Others	”	10.00		—		1,199

				1,724,298		1,263,300

				6,869,317		6,350,474
Less: Current portion				(1,771,805)		(1,633,841)

			(Won)	5,097,512	(Won)	4,716,633

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(3) Debentures as of December 31, 2002 and 2003 are as follows (won in millions):

	Annual interest rate (%)	2002		2003
Domestic debentures
Electricity bonds	4.79~12.43	(Won)	7,125,700	(Won)	6,334,359
Others	4.32~7.75		2,558,703		3,039,030

			9,684,403		9,373,389

Foreign debentures

FY-93	7.75		2,043,899		419,230
FY-95	3.4~4.15		420,342		464,634
FY-96	3.8~8.278		629,745		660,547
FY-97	6M Libor+0.31~1.65		1,159,764		1,176,117
FY-99	5.75		31,664		37,839
FY-00	2.10~8.25		663,981		695,220
FY-01	1.18~1.27	(Won)	607,722	(Won)	671,760
FY-02	6M Libor+0.75, 4.625		1,260,420		1,257,690
FY-03(*)	1.33~4.75		—		1,149,610

			6,817,537		6,532,647

			16,501,940		15,906,036
Less: Discount on debentures issued			(52,474)		(76,533)
Current portion			(3,881,623)		(4,987,425)

		(Won)	12,567,843	(Won)	10,842,078

(*)	In 2003, the Company sold to KEPCO Cayman Company Limited foreign debentures of US$ 250,000,000 and the right to exchange than it into shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250,000,000, the details of which are as follows:

•	Maturity date: November 26, 2008.

•	Qualifying Public Offering (QPO): the QPO is defined as the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation execute a QPO prior to the maturity of the debentures.

•	Shares to be exchanged: Powercomm Corporations shares or Deposit Receipt (DR).

•	Exchange period: From 10th day after the QPO of Powercomm Corporation to 10th day before its maturity.

•	Exchange price: 120 % of lower amount of market price on the QPO day or weighted average price for 10 days after QPO.

•	Early redemption: When certain conditions are met or after 3 years from the QPO, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).

•	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

The Company has provided the payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

(4) Convertible bonds as of December 31, 2002 and 2003 are as follows (won in millions):

Description	Annual interest rate (%)	2002	2003
Overseas convertible bonds	0.00	—	277,256
Plus: Premium on debentures issued		—	20,987
Less: Conversion right adjustment		—	(43,817)

		—	254,426

On November 4, 2003, the Company has issued overseas convertible bonds of JPY 28,245,468,400 with the premium value. The details of the bonds are as follows:

•	Maturity date: November 4, 2008

•	Amount to be paid at maturity: JPY 25,935,061,000

•	Exchange period: From December 15, 2003 to 10th day prior to its maturity

•	Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).

•	Exchange price: (Won)30,000 per share

•	Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000,000 on November 6, 2006.

(5) Foreign currency debt, by currency, as of December 31, 2002 and 2003 is as follows (won in millions):

	2002				2003
	Foreign currencies		Won equivalent		Foreign currencies		Won equivalent
Short-term borrowings	US$	131,400,198	(Won)	157,733	US$	131,011,984	(Won)	156,924

Long-term borrowings	US$	1,421,141,288		1,724,118	US$	953,128,672		1,151,340
	EUR	143,104		180	JPY	10,000,000,000		111,960

				1,724,298				1,263,300

Debentures	US$	4,130,542,219	(Won)	4,965,644	US$	3,552,030,395	(Won)	4,258,819
	JPY	175,060,000,000		1,773,130	JPY	195,060,000,000		2,183,892
	EUR	25,183,000		31,664	EUR	25,183,000		37,839
	GBP	24,467,000		47,099	GBP	24,467,000		52,097

				6,817,537				6,532,647

Convertible bonds				—	JPY	25,935,061,000		277,256

			(Won)	8,699,568			(Won)	8,230,127

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(6) Aggregate maturities of the Company’s long-term debt as of December 31, 2003 are as follows (won in millions):

Year ended December 31	Local currency borrowings		Foreign currency borrowings		Local currency debentures		Foreign currency debentures		Convertible bonds		Total
2004	(Won)	1,254,049	(Won)	379,792	(Won)	3,987,273	(Won)	1,002,750	(Won)	—	(Won)	6,623,864
2005		1,261,767		271,531		1,841,433		1,277,043		—		4,651,774
2006		1,212,845		217,703		1,429,673		348,656		—		3,208,877
2007		776,669		89,068		865,010		1,421,769		—		3,152,516
Thereafter		581,844		305,206		1,250,000		2,482,429		277,256		4,896,735

	(Won)	5,087,174	(Won)	1,263,300	(Won)	9,373,389	(Won)	6,532,647	(Won)	277,256	(Won)	22,533,766

12. LEASES:

(1) The Company entered into financial lease agreements with Korea Development Leasing Corp. and others for certain computer systems, of which the acquisition cost is (Won)35,655 million as of December 31, 2002 and 2003. Depreciation of the leased assets amounted to (Won)10,804 million and (Won)1,091 million for the years ended December 31, 2002 and 2003, respectively.

(2) Annual payments of the Company under these lease agreements as of December 31, 2003 are as follows (won in millions):

	Amount
Year	Financial lease		Operating lease
2004	(Won)	4,799	(Won)	1,850
2005		375		92
2006		—		68

Total	(Won)	5,174	(Won)	2,010
Less: Interest		(152)		—
Current portion		(4,650)		—

	(Won)	372	(Won)	2,010

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

13. FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in Note 11 as of December 31, 2002 and 2003 are as follows (won in millions):

	2002				2003
Account	Foreign currencies(*)		Equivalent Korean Won		Foreign currencies(*)		Equivalent Korean Won
Assets:
Cash and cash equivalents	US$	20,051,047	(Won)	24,069	US$	5,616,964	(Won)	6,728
					JPY	653,143		7
Short-term financial instruments	US$	616,908		741		—		—
Trade receivables	US$	5,711,200		6,855	US$	7,549,016		9,041
Accounts receivable-other	US$	21,013,291		25,224	US$	1,289,865		1,545
Other non-current assets	US$	322,203		387	US$	43,413		52
	JPY	5,859,783		59	JPY	5,859,783		66

			(Won)	57,335			(Won)	17,439

Liabilities:
Trade payables	US$	112,475,105	(Won)	135,016	US$	122,962,932	(Won)	147,285
Accounts payable-other	US$	2,125,135		2,551	US$	1,510,269		1,809
	EUR	433,907		546	EUR	321,484		483
Accrued expenses					US$	695,932		833
Other current liabilities				—	US$	144,972		173

			(Won)	138,113			(Won)	150,583

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

14. SWAP TRANSACTIONS:

The Company had entered into the following currency and interest rate swap transactions with various financial institutions as of December 31, 2003.

(1) Currency swap contracts as of December 31, 2003 are as follows:

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
The Sumitomo Bank Ltd.	1995	2005	US$	286	JPY	27,000	7.68	4.15
Mizuho Co., Ltd. (formerly The Fuji Bank, Ltd.)	1995	2005	US$	149	JPY	14,425	Libor+0.155	3.40
Union Bank of Switzerland	1995	2005	US$	82	JPY	7,000	Libor+0.19	3.102
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	Libor+0.13	3.80
J.P. Morgan Chase Bank	1996	2006	US$	200	JPY	21,000	Libor+0.14	4.00
Deutsche Bank	1998	2004	JPY EUR CHF CAD	1,705 13 20 20	US$	55	6.41	7.11
Deutsche Bank	1998	2004	JPY EUR CHF CAD	2,945 22 35 34	US$	95	6.36	7.05
J.P. Morgan Chase Bank & Deutsche Bank (*)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO (***)	2002	2008	(Won)	181,500	US$	150	5.95	4.625
Deutsche Bank(**)	2003	2013	(Won)	178,350	US$	150	CD+3.3	7.75
Union Bank of Switzerland(**)	2003	2013	(Won)	148,625	US$	125	CD+3.3	7.75
Credit Swiss First Boston(**)	2003	2013	(Won)	89,175	US$	75	CD+3.3	7.75
ABN AMRO & Deutsche Bank(****)	2003	2008	(Won)	185,550	US$	150	5.30	4.25
J.P. Morgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Swiss First Boston	2003	2013	(Won)	177,720	US$	150	5.12	4.75

(*)	If the Republic of Korea declares a default on its debts, KEPCO is to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.
(**)	The Company has purchased call options in addition to these swaps, under which the Company can exchange each (Won) 5,945,000,000 into the amounts of (Won) 5,000,000 multiplied by Spot FX (US$/(Won)) until December 22, 2004, and the valuation for this call option is considered in the valuation of the swaps.
(***)	The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.
(****)	The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(2) Interest rate swap contracts as of December 31, 2003 are as follows:

	Notional amount in millions		Contract interest rate per annum		Term
			Pay (%)	Receive (%)
J.P. Morgan Securities Ltd.	US$	149	6.91	Libor+0.155	1995-2005
Korea Development Bank	US$	97	6.10	Libor+0.13	1997-2004
Barclays Bank PLC, London	US$	150	6M Libor-1	Libor+0.45	1997-2004
Shinhan Bank	US$	100	6.50	6.75	1997-2004
Deutsche Bank	US$ JPY EUR CHF CAD	55 1,705 13 20 20	6.93	6.41 6.41 6.41 6.41	1998-2004
Deutsche Bank	US$ JPY EUR CHF CAD	95 2,945 22 35 34	6.87	6.36 6.36 6.36 6.36	1998-2004
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Deutsche Bank	(Won)	178,350	5+2 x (JPY/(Won)-11.03)	CD+3.3	2003-2013
Union Bank of Switzerland	(Won)	148,625	5+2 x (JPY/(Won)-11.03)	CD+3.3	2003-2013
Credit Swiss First Boston	(Won)	89,175	5+2 x (JPY/(Won)-11.03)	CD+3.3	2003-2013
Union Bank of Switzerland	US$	35	Libor+0.19	Libor+0.155	2000-2005
Credit Swiss First Boston	(Won)	100,000	3M CD+0.35	3Y CMT+0.06	2002-2004
Deutsche Bank	(Won)	100,000	6.09	3M CD+0.35	2002-2004
Credit Swiss First Boston	(Won)	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Swiss First Boston	(Won)	50,000	6.89	7.30	2002-2007
J.P. Morgan Chase Bank	(Won)	50,000	CD-0.3	3 year : 7.75 3 year : 14.65-CD	2002-2008
Deutsche Bank	(Won)	50,000	4.98	CD-0.3	2002-2005
Credit Swiss First Boston	(Won)	30,000	6.09	1 year : 7.25 2 year : (5Y CMT-CD) x 5+1.5	2002-2005
Citibank	(Won)	50,000	CD-0.3	7.65/2.50(*)	2002-2005
Koram Bank	(Won)	10,000	CD-0.3	7.65/2.50(*)	2002-2005
Deutsche Bank	(Won)	20,000	CD-0.31	7.65/2.50(*)	2002-2005
Deutsche Bank	(Won)	40,000	CD-0.37	7.65/2.50(*)	2002-2005
Kookmin Bank	(Won)	20,000	5.995	CD-0.325	2002-2005
Deutsche Bank	(Won)	100,000	5.995	CD-0.325	2002-2005

(*)	If CD rate is equal or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(3) The gains and losses on swaps for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	Other income (expense)
	2001		2002		2003
Currency swaps
Gains	(Won)	79,913	(Won)	118,247	(Won)	78,302
Losses		(157,109)		(35,890)		(158,995)

		(77,196)		82,357		(80,693)

Interest rate swaps
Gains		7,534		9,216		13,975
Losses		(62,346)		(25,345)		(27,374)

		(54,812)		(16,129)		(13,399)

Swaptions
Gains		—		—		602
Losses		—		(2,220)		—

		—		(2,220)		602

	(Won)	(132,008)	(Won)	64,008	(Won)	(93,490)

(4) The gains on interest swap contract of (Won)255 million and the losses on interest swap contract of (Won)2,817 million, classified as cash flow hedge derivatives, are reflected in capital adjustments for the years ended December 31, 2002 and 2003, respectively.

15. POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	2001		2002		2003
Fuel	(Won)	4,838,318	(Won)	4,405,750	(Won)	4,849,387
Depreciation and amortization		4,660,383		4,777,277		4,921,585

Utility plant removal cost		281,490		256,010		245,974
Maintenance		1,573,065		1,522,221		1,587,488
Labor		969,559		1,098,389		1,241,052
Reserve for decommissioning costs		424,092		583,372		698,400
Research and development		276,629		278,691		296,348
Others		661,976		483,333		551,410

	(Won)	13,685,512	(Won)	13,405,043	(Won)	14,391,644

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

16. SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	2001		2002		2003
Labor	(Won)	347,535	(Won)	409,744	(Won)	437,907
Employee benefits		43,422		49,343		56,116

Sales commission		235,311		253,040		280,051
Compensation for damages		2,367		2,107		716
Depreciation and amortization		76,586		57,644		53,914
Promotion		51,085		18,971		19,301
Commission-others		111,194		127,068		109,023
Bad debts		14,883		8,379		23,178
Maintenance		23,573		15,904		26,644
Others		212,399		218,401		229,380

	(Won)	1,118,355	(Won)	1,160,601	(Won)	1,236,230

17. INCOME TAX:

The statutory corporate income tax rates (including resident surtax) applicable to the Company are approximately 30.8 percent for the year ended December 31, 2001 and 29.7 percent for the years ended December 31, 2002 and 2003. Income tax and effective tax rate for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	2001		2002		2003
Income tax currently payable	(Won)	535,831	(Won)	928,844	(Won)	577,750
Changes in deferred income taxes		211,749		339,634		205,870

		747,580		1,268,478		783,620
Income tax of subsidiaries		545,553		835,314		979,651

Income tax	(Won)	1,293,133	(Won)	2,103,792	(Won)	1,763,271

Effective tax rate		44.1%		40.7%		42.9%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

18. RELATED PARTY TRANSACTIONS:

(1) Significant transactions between KEPCO and related parties for the years ended December 31, 2002 and 2003 are as follows. These were eliminated in the consolidation (won in millions):

Transaction		2002		2003
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	(Won)	138,270	(Won)	92,380
Korea South-East Power Co., Ltd.	”		41,148		49,124
Korea Midland Power Co., Ltd.	”		21,734		26,749
Korea Western Power Co., Ltd.	”		38,022		34,025
Korea Southern Power Co., Ltd.	”		17,788		18,604
Korea East-West Power Co., Ltd.	”		42,586		35,817
Others	”		72,095		86,327

		(Won)	371,643	(Won)	343,026

Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd.	Purchase of electricity	(Won)	4,636,130	(Won)	5,065,317
Korea South-East Power Co., Ltd.	”		1,449,355		1,454,157
Korea Midland Power Co., Ltd.	”		1,598,036		1,781,897
Korea Western Power Co., Ltd.	”	(Won)	2,011,776	(Won)	2,122,901
Korea Southern Power Co., Ltd.	”		1,785,817		2,048,591
Korea East-West Power Co., Ltd.	”		1,844,336		1,867,833
Korea Power Engineering Co., Inc.	Designing of the power plant		41,399		40,396
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		38,744		40,251
Korea Electric Power Data Network Co., Ltd.	Maintenance of computer system		153,301		203,074
Others	Maintenance service		154,349		168,552

		(Won)	13,713,243	(Won)	14,792,969

(2) Receivables arising from related parties transactions as of December 31, 2002 and 2003 are as follows. These were eliminated in the consolidation (won in millions):

Related party	2002 Total		2003
			Trade receivables		Others		Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	8,020	(Won)	—	(Won)	319	(Won)	319
Korea South-East Power Co., Ltd.		3,639		1,778		367		2,145
Korea Midland Power Co., Ltd.		382		1,107		2,232		3,339
Korea Western Power Co., Ltd.		3,145		1,940		248		2,188
Korea Southern Power Co., Ltd.		1,647		1,157		360		1,517
Korea East-West Power Co., Ltd.		4,518		1,978		213		2,191
Others		10,603		1,990		9,607		11,597

	(Won)	31,954	(Won)	9,950	(Won)	13,346	(Won)	23,296

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(3) Payables arising from related parties transactions as of December 31, 2002 and 2003 are as follows. These were eliminated in the consolidation (won in millions):

Related party	2002 Total		2003
			Trade payables		Others		Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	368,509	(Won)	379,121	(Won)	1,954	(Won)	381,075
Korea South-East Power Co., Ltd.		124,031		117,954		4,411		122,365
Korea Midland Power Co., Ltd.		168,410		145,548		9,387		154,935
Korea Western Power Co., Ltd.		176,816		167,876		140		168,016
Korea Southern Power Co., Ltd.		130,181		179,803		93		179,896
Korea East-West Power Co., Ltd.		142,017		142,776		223		142,999
Korea Power Engineering Co., Inc.		7,108		—		5,909		5,909
Korea Plant Service & Engineering Co., Ltd.		6,845		—		5,509		5,509
Korea Electric Power Data Network Co., Ltd.		25,502		—		56,334		56,334
Others		22,593		4,363		19,619		23,982

	(Won)	1,172,012	(Won)	1,137,441	(Won)	103,579	(Won)	1,241,020

19. COMMITMENTS AND CONTINGENCIES:

(1) The Company is engaged in 299 lawsuits as a defendant and 47 lawsuits as a plaintiff. The total amount claimed from the Company is (Won)202,315 million and the amount claimed by the Company is (Won)18,500 million as of December 31, 2003. The outcome of these lawsuits cannot presently be determined.

(2) The Company has been provided a credit (overdraft) line amounting to (Won)1,468,000 million by banks including the National Agricultural Cooperative Federation as of December 31, 2003.

(3) The debt repayment guarantees, which KEPCO has provided for its related parties in connection with the related parties’ borrowings as of December 31, 2003 are as follows:

Loan type	Guaranteed Company	Financial institutions	Amount
Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$	82,006,000
”	”	Norinchukin Bank	US$	35,000,000
”	”	Korea Development Bank	US$	9,272,000
”	KEPCO Philippines Corporation	Korea Development Bank	US$	45,435,000

			US$	171,713,000

(4) KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines. KEPCO Ilijian Corporation has borrowed US$ 393,458,586 by project financing from Japan Bank of International Cooperation and others. In relation to these borrowings, KEPCO has provided repayment guarantees for some of the borrowings of KEPCO Ilijan Corporation. In addition, KEPCO has provided Japan Bank of International Cooperation and others with a performance guarantee for the power generation business of KEPCO Ilijan Corporation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(5) KEPCO’s debts of (Won)17,646,157 million, including borrowings of (Won)13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. KEPCO and power generation subsidiaries are jointly and severally liable for the liabilities as of spin-off date, under the Commercial Code of the Republic of Korea. Details of these borrowings outstanding as of December 31, 2003 by the debtor are as follows (won in millions):

Debtor	Amounts
KEPCO	1,203,052
Korea Hydro & Nuclear Power Co., Ltd.	1,501,535
Korea South-East Power Co., Ltd.	307,825
Korea Midland Power Co., Ltd.	163,470
Korea Western Power Co., Ltd.	186,759
Korea Southern Power Co., Ltd.	537,449
Korea East-West Power Co., Ltd.	751,917

4,652,007

(6) Korea Development Bank has provided the repayment guarantees of US$151,263,250 for the Company’s commercial borrowings. In addition, Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2003, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan. Guarantee amounts by currency are as follows:

	USD	JPY	EUR	GBP
Guaranteed amounts (including interest)	2,234,611,791	44,126,200,000	26,634,989	32,785,780

(7) The Company has provided 1 promissory note of (Won)1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(8) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level. As of December 31, 2003, the construction projects are temporarily suspended due to the political environments surrounding the Korean peninsula.

(9) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to (Won)987,272 million, (Won)1,140,810 million and (Won)1,055,081 million for the years ended December 31, 2001 ,2002 and 2003, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

20. SEGMENT INFORMATION:

(1) The following table provides information for each operating segment as of and for the years ended December 31, 2001, 2002 and 2003 (won in millions).

	2001
	Electric business				All other		Consolidation adjustments		Consolidated
	Transmission & distribution		Power generation(*1)
Unaffiliated revenues	(Won)	18,863,802	(Won)	—	(Won)	1,361,186	(Won)	—	(Won)	20,224,988
Intersegment revenues		589,201		9,615,336		1,044,766		(11,249,303)		—

Total revenues		19,453,003		9,615,336		2,405,952		(11,249,303)		20,224,988

Cost of goods sold		(16,645,119)		(7,827,444)		(1,745,215)		11,099,972		(15,117,806)

Selling and administrative expenses		(891,024)		(106,387)		(120,867)		(77)		(1,118,355)

Operating income		1,916,860		1,681,505		539,870		(149,408)		3,988,827

Interest income		31,475		42,620		19,018		(4,686)		88,427
Interest expense		(805,688)		(353,237)		(48,940)		4,686		(1,203,179)
Gain on valuation using the equity method of accounting (*)		1,309,848		—		—		(1,212,300)		97,548
Other income, net		28,088		153,054		(28,094)		(192,947)		(39,899)

Earnings before income tax		2,480,583		1,523,942		481,854		(1,554,655)		2,931,724
Income tax expense		(747,580)		(520,027)		(34,280)		8,754		(1,293,133)

Segment earning before minority interests		1,733,003		1,003,915		447,574		(1,545,901)		1,638,591
Utility and non-utility plant		27,158,901		32,364,535		2,398,339		(198,047)		61,723,728

Total assets		30,145,577		37,416,984		3,963,388		(963,806)		70,562,143
Capital expenditures		4,790,219		2,322,810		247,884		(62,189)		7,298,724

(*)	Power generation represents the result of operations for the period from April 2, 2001 to December 31, 2001.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

	2002
	Electric business				All other		Consolidation adjustments		Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	20,406,404	(Won)	—	(Won)	959,271	(Won)	—	(Won)	21,365,675
Intersegment revenues		309,893		13,404,975		841,006		(14,555,874)		—

Total revenues		20,716,297		13,404,975		1,800,277		(14,555,874)		21,365,675

Cost of goods sold		(17,897,871)		(10,348,054)		(1,481,333)		14,568,967		(15,158,291)

Selling and administrative expenses		(940,016)		(153,324)		(81,905)		14,644		(1,160,601)

Operating income		1,878,410		2,903,597		237,039		27,737		5,046,783

Interest income	(Won)	23,710	(Won)	46,982	(Won)	22,233	(Won)	(1,996)	(Won)	90,929
Interest expense		(627,954)		(360,606)		(29,858)		1,996		(1,016,422)
Gain on valuation using the equity method of accounting		2,178,492		—		18,566		(2,102,205)		94,853
Other income, net		871,284		101,946		(1,622)		(16,893)		954,715

Earnings before income tax		4,323,942		2,691,919		246,358		(2,091,361)		5,170,858
Income tax expense		(1,268,478)		(792,863)		(39,685)		(2,766)		(2,103,792)

Segment earning before minority interests		3,055,464		1,899,056		206,673		(2,094,127)		3,067,066

Utility and non-utility plant		28,157,412		32,145,415		1,200,843		(199,916)		61,303,754
Total assets		31,792,880		36,933,338		2,604,890		(818,989)		70,512,119
Capital expenditures		3,461,673		3,146,396		97,103		(52,106)		6,653,066

	2003
	Electric business				All other		Consolidation adjustments		Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	21,834,288	(Won)	—	(Won)	940,306	(Won)	—	(Won)	22,774,594
Intersegment revenues		253,167		14,348,938		956,299		(15,558,404)		—

Total revenues		22,087,455		14,348,938		1,896,605		(15,558,404)		22,774,594

Cost of goods sold		(19,285,025)		(11,138,278)		(1,429,265)		15,538,002		(16,314,566)

Selling and administrative expenses		(992,116)		(167,479)		(90,120)		13,485		(1,236,230)

Operating income		1,810,314		3,043,181		377,220		(6,917)		5,223,798

Interest income		38,780		34,585		27,663		(1,131)		99,897
Interest expense		(583,557)		(207,374)		(39,488)		676		(829,743)
Gain on valuation using the equity method of accounting		2,123,518		—		23,616		(2,050,268)		96,866
Other income, net		(291,991)		(145,207)		(588)		(43,143)		(480,929)

Earnings before income tax		3,097,064		2,725,185		388,423		(2,100,783)		4,109,889
Income tax expense		(783,620)		(948,458)		(35,865)		4,672		(1,763,271)

Segment earning before minority interests		2,313,444		1,776,727		352,558		(2,096,111)		2,346,618

Utility and non-utility plant		29,271,047		31,735,423		1,111,682		(204,064)		61,914,088
Total assets		33,723,731		37,249,382		2,664,538		(1,910,379)		71,727,272
Capital expenditures		3,624,453		3,103,081		105,508		(51,049)		6,781,993

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(2) The following summary shows the details of revenues from the sale of electric power for the years ended December 31, 2001, 2002 and 2003 (won in millions).

	2001		2002		2003
Industrial	(Won)	8,312,651	(Won)	8,922,547	(Won)	9,518,541
Commercial		5,123,306		5,895,673		6,198,741
Residential		4,787,878		5,081,424		5,494,326
Others		639,967		506,760		622,680

	(Won)	18,863,802	(Won)	20,406,404	(Won)	21,834,288

21. STATEMENTS OF CASH FLOWS:

(1) Cash in the statements of cash flows represents cash and cash equivalents in the balance sheets.

(2) Transactions not involving cash flows for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	2001		2002		2003
Reclassification of long-term loans to current portion of long-term loans	(Won)	19,881	(Won)	10,905	(Won)	11,255
Reclassification of construction in progress to utility plant		6,593,638		8,776,599		4,443,872
Reclassification of property, plant and equipment to inventories		178,945		—		—
Reclassification of long-term debt to current portion of long-term debt		4,735,632		4,440,013		6,623,864

22. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described below. Other differences do not have a significant effect on either consolidated net earnings or stockholders’ equity.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(2) Accounting for Regulation

Regulations for the establishment of electric rates consider, in certain cases, certain income and expenses to be recognized in different years than they are recognized for financial reporting. In accordance with SFAS No. 71—“Accounting for the Effects of Certain Types of Regulation” for regulated enterprises, a regulatory liability or regulatory asset is recognized on the consolidated balance sheet by a charge or credit to operations to match revenues and expenses. These assets or liabilities relate to the adjustments for foreign currency translation, reserve for self-insurance and deferred income taxes described below.

The following table shows the components of regulated liabilities as of December 31, 2002 and 2003.

	Korean Won				Translation into U.S. Dollars (Note 2) 2003
	2002		2003
	(In millions)				(In thousands)
Foreign currency translation	(Won)	1,042,643	(Won)	972,903	$816,193
Reserve for self-insurance		(82,536)		(87,926)	(73,763)
Deferred income taxes		(1,796,994)		(1,550,939)	(1,301,123)

	(Won)	(836,887)	(Won)	(665,962)	$(558,693)

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

The accompanying financial statements reflect the elimination effects of regulations that have been recognized as regulatory assets and liabilities pursuant to SFAS No 71. The effect of this change has been recognized in current operations, resulting in the increase in net income under U.S. GAAP of (Won)423,146 million, in accordance with SFAS No. 101—“Accounting for the Discontinuation of Application of SFAS No 71”. However, in accordance with SFAS No. 101, the carrying amounts of property, plant and equipment measured and reported pursuant to SFAS No. 71 were not adjusted since they were not impaired under the provisions of SFAS No. 121—“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(3) Foreign Currency Translation

As discussed in Note 2, under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on the borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) are included in the results of operations for the current period. The amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP are reversed into results of operations for the current period under U.S. GAAP.

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

(6) Impairment Loss on Fixed Assets

Under Korean GAAP, the Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount as a result of technological obsolescence or rapid decline in market value. When it is determined that a tangible asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. Under U.S. GAAP, the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset while an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. As discussed in Note 2, due to stoppage of two power plants in Youngwol and Busan in 2001, the Company’s Korean GAAP financial statements reflect an impairment loss determined as discussed in the preceding paragraph. The Korean GAAP impairment loss was based on the recoverable value of the power plants. The impairment loss under U.S. GAAP is substantially the same as under Korean GAAP.

(7) Asset retirement obligation

Under SFAS No. 143—“Accounting for Asset Retirement Obligations”, the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalize a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

depreciation expense over the estimated useful life of these assets. Since the fair value of the asset retirement obligations is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. The Company records a gain or loss when the liability is settled after retirement.

This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and it is to be applied to all existing long-lived assets including those acquired before January 1, 2003. Accounting for asset retirement obligations under Korean GAAP is substantially the same as SFAS No. 143, except that those assets acquired before January 1, 2003 can be excluded from the application of the accounting for asset retirement obligation under Korean GAAP. Accordingly, the Company’s assets acquired before January 1, 2003 were excluded from the application of the accounting for asset retirement obligation under Korean GAAP.

As explained in Note 2 (14) “Reserve for Decommissioning Costs and Self-Insurance”, the Company has accrued (Won)4,417,934 million and (Won)5,091,070 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2002 and 2003 in accordance with the Korean Electricity Business Act.

As a result of the adoption of SFAS No. 143, the Company recognized (Won)1,775,306 million additional pretax gain as a cumulative effect of accounting change on January 1, 2003.

Capitalized asset retirement cost additionally recognized and asset retirement obligation liability additionally subtracted under U.S. GAAP as of December 31, 2002 and 2003 is as follows:

	Korean Won				Translation into U.S. Dollars (Note 2) 2003
	2002		2003
	(In millions)				(In thousands)
Capitalized asset retirement cost, net of accumulated depreciation	(Won)	997,710	(Won)	1,751,755	$1,469,593
Asset retirement obligation		(777,596)		(478,140)	(401,124)

	(Won)	1,775,306	(Won)	2,229,895	$1,870,717

As of December 31, 2002 and 2003, asset retirement obligation amounted to (Won)3,640,337 million and (Won)4,612,930 million under U.S. GAAP, respectively.

A reconciliation of the Company’s asset retirement obligation liability (after adoption of SFAS No. 143) for the year ended December 31, 2003 under U.S. GAAP is as follows:

	Korean Won		Translation into U.S. Dollars (Note 2)
	(In millions)		(In thousands)
January 1, 2003	(Won)	3,640,337	$3,053,974
Liabilities incurred		39,350	33,012
Liabilities settled		—	—
Revision to estimate		732,012	614,104
Accretion expense		226,494	190,012
Payments		(25,263)	(21,194)
Asset retirement obligation	(Won)	4,612,930	$3,869,908

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(8) Derivatives

Under SFAS No. 133—“Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, the Company is required to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through current operations. If derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s changes in fair value will be immediately recognized in current earnings. The Company recorded all derivatives on the consolidated balance sheet at fair value by Korean GAAP. The ineffective portion of a derivate’s change in fair value will be immediately recognized in current earnings. The Company believes that there is no material impact on net income and stockholders’ equity under U.S. GAAP since derivatives accounting under Korean GAAP is substantially the same as SFAS No. 133.

(9) Convertible bonds

Under US GAAP, no portion of the proceeds from the issuance of convertible debt securities shall be accounted for as attributable to the conversion feature, while under Korean GAAP, the value of the conversion rights are recognized as capital surplus.

(10) Principles of Consolidation

Minority interests in consolidated subsidiaries are disclosed within the shareholder’s equity section of the balance sheet. Under U.S. GAAP, minority interests are presented between the liability section and the stockholders’ equity section in the consolidated balance sheet.

(11) Reserve for self-insurance

The Company accrues a reserve for self-insurance for non-insured facilities in accordance with Accounting Regulations for Government Invested Enterprises. U.S. GAAP considers accidental damage to be a contingency that is only provided for when asset has been impaired or a liability has been incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(12) Comprehensive Income

Effective January 1, 1998, the Company adopted the provision of SFAS No. 130—“Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Such a presentation is not required under Korean GAAP. Comprehensive income for the years ended December 31, 2001, 2002, and 2003 is summarized as follows:

	Korean Won						Translation into U.S. Dollars (Note 2) 2003
	2001		2002		2003
	(In millions)						(In thousands)
Net income as adjusted in accordance with U.S. GAAP	(Won)	3,287,192	(Won)	3,572,790	(Won)	4,551,923	$3,818,727
Other comprehensive income, net of tax:
Overseas operations translation		(2,342)		(22,264)		(10,522)	(8,827)
Unrealized gains (losses) on available for sale securities		19,969		(50,122)		6,565	5,508
Deferred gains (losses) on cash flow hedges		2,410		179		(2,159)	(1,811)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	3,307,229	(Won)	3,500,583	(Won)	4,545,807	$3,813,597

Accumulated other comprehensive balances, net of tax:
Overseas operations translation	(Won)	(36,065)	(Won)	(58,329)	(Won)	(68,851)	$(57,761)
Unrealized gains (losses) on investments		22,995		(27,127)		(20,562)	(17,250)
Deferred gains (losses) on cash flow hedges		—		179		(1,980)	(1,661)

	(Won)	(13,070)	(Won)	(85,277)	(Won)	(91,393)	$(76,672)

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

The estimated fair values of the Company’s financial instruments at December 31, 2002 and 2003 are summarized as follow (won in millions):

	2002				2003
	Carrying Amount		Fair value		Carrying Amount		Fair value
Cash and cash equivalents	(Won)	1,997,480	(Won)	1,997,480	(Won)	2,050,636	(Won)	2,050,636
Short-term financial instruments		137,852		137,852		119,000		119,000
Trade receivables and account receivables-other		1,845,344		1,845,344		2,063,715		2,063,715
Investments:
Practicable to estimate fair value		12,312		12,312		19,778		19,778
Not practicable		126,725		N/A		213,163		N/A
Short-term borrowings		(157,733)		(157,733)		(210,169)		(210,169)
Trade payables and accounts payable-other		(1,666,329)		(1,666,329)		(1,626,167)		(1,626,167)
Long-term debt, including current portion		(23,385,808)		(24,141,001)		(22,536,190)		(22,990,590)
Currency and interest swaps, net		(152,982)		(152,982)		(83,671)		(83,671)
Other		(2,220)		(2,220)		(1,617)		(1,617)

(14) Recent changes in U.S. GAAP

In April 2003, the FASB issued Statement No. 149—“Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company does not believe that the impact will be significant.

In May 2003, the FASB issued SFAS No. 150-“Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 provides guidance on how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into, or monitored after, May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe that the adoption of this statement will have a significant impact on its financial condition or result of operations.

In January and December 2003, the FASB issued and then revised FIN No. 46-“Consolidation of Variable Interest Entities”, which is effective immediately for all variable interest entities created after January 31, 2003. FIN No. 46 must be applied for the first fiscal year or interim period ending after March 15, 2004 for variable interest entities or the first quarter of 2004. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. A primary beneficiary absorbs the majority of the entity’s losses or receives a majority of the entity’s residual returns, if they occur, or both. Where it is reasonably possible that the information about the variable interest entity relationships must be disclosed or consolidated, the Company must disclose the nature, purpose,

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

size and activity of the variable interest entity and the maximum exposure to loss as a result of the Company’s involvement with the variable interest entity in all financial statements issued after January 31, 2003. The Company does not believe that the adoption of this statement will have a significant impact on its financial condition or result of operations.

(15) Effect on Net Income and Stockholders’ Equity

The effects of the significant adjustments to net income and stockholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won						Translation into U.S. dollars (Note 2) 2003
	2001		2002		2003
	(In millions, except per share data)						(In thousands, except per share data)
NET INCOME UNDER KOREAN GAAP	(Won)	1,634,850	(Won)	3,048,105	(Won)	2,323,425	$1,949,182
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation		614,035		511,787		449,971	377,492
Special depreciation		(28,676)		(24,246)		(21,033)	(17,645)
Regulated operations		899,357		175,783		170,925	143,393
Capitalized foreign currency translation		227,884		164,037		246,531	206,821
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(111,546)		(44,772)		(17,083)	(14,331)
Asset retirement obligation		—		—		454,589	381,366
Reserve for self-insurance		4,861		5,465		6,400	5,369

OTHER INCOME (EXPENSES)
Asset revaluation	(Won)	352,575	(Won)	130,210	(Won)	117,795	$98,821
Capitalized foreign currency translation		(64,237)		43,633		(20,589)	(17,273)
Reserve for self-insurance		73,382		(1,172)		(1,010)	(847)
Convertible bonds		—		—		1,344	1,130
EXTRAORDINARY ITEM
Deregulation effect		423,146		—		—	—
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Asset retirement obligation		—		—		1,775,306	1,489,349
INCOME TAX EXPENSES
Deferred income taxes		(738,439)		(436,040)		(934,648)	(784,100)

NET INCOME AS ADJUSTED UNDER U.S. GAAP	(Won)	3,287,192	(Won)	3,572,790	(Won)	4,551,923	$3,818,727

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

	Korean Won				Translation into U.S. dollars (Note 2) 2003
	2002		2003
	(In millions)				(In thousands)
STOCKHOLDERS’ EQUITY UNDER KOREAN GAAP	(Won)	36,073,138	(Won)	37,781,936	$31,696,255
ADJUSTMENTS:
UTILITY PLANT
Asset revaluation		(8,902,992)		(8,355,176)	(7,009,376)
Capitalized asset retirement cost		—		1,751,755	1,469,593
Special depreciation		59,305		38,272	32,107
Capitalized foreign currency translation		(2,242,663)		(2,016,721)	(1,691,880)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		120,454		103,371	86,721
INVESTMENT SECURITIES
Asset revaluation		(141,927)		(121,977)	(102,330)
DEFERRED INCOME TAXES		3,187,609		2,252,961	1,890,067
LIABILITIES
Asset retirement obligation		—		478,140	401,124
Regulated operation		(836,887)		(665,962)	(558,693)
Reserve for self-insurance		82,536		87,926	73,763
Convertible bonds		—		(43,828)	(36,769)
MINORITY INTERESTS		(108,073)		(127,569)	(107,021)

STOCKHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	27,290,500	(Won)	31,163,128	$26,143,561

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Korean Won						Translation into U.S. dollars (Note 2) 2003
	2001		2002		2003
	(In millions)						(In thousands)
Operating income under Korean GAAP	(Won)	3,988,827	(Won)	5,046,783	(Won)	5,223,798	$4,382,381
Asset revaluation		614,035		511,787		449,971	377,492
Special depreciation		(28,676)		(24,246)		(21,033)	(17,645)
Regulated operation		899,357		175,783		170,925	143,393
Capitalized foreign currency translation		227,884		164,037		246,531	206,821
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(111,546)		(44,772)		(17,082)	(14,331)
Asset retirement obligation		—		—		454,589	381,366
Reserve for self-insurance		4,861		5,465		6,400	5,369

Operating income under US GAAP	(Won)	5,594,742	(Won)	5,834,837	(Won)	6,514,099	$5,464,846

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

The reconciliation of utility plant and non-utility plant from Korean GAAP to U.S. GAAP at December 31, 2002 and 2003 is as follows:

	Korean Won				Translation into U.S. dollars (Note 2) 2003
	2002		2003
	(In millions)				(In thousands)
Utility plant, net under Korean GAAP	(Won)	61,303,754	(Won)	61,914,088	$51,941,349
Asset revaluation		(8,902,992)		(8,355,176)	(7,009,376)
Capitalized asset retirement cost		—		1,751,755	1,469,593
Special depreciation		59,305		38,272	32,107
Capitalized foreign currency translation		(2,242,663)		(2,016,721)	(1,691,880)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		120,454		103,371	86,721

Utility plant, net under U.S. GAAP	(Won)	50,337,858	(Won)	53,435,589	$44,828,514

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003, computed under U.S. GAAP, and a description of the financial statement items that created these differences as follows:

	Korean Won				Translation into U.S. dollars (Note 2) 2003
	2002		2003
	(In millions)				(In thousands)
Deferred tax assets adjustment:
Asset revaluation	(Won)	2,522,334	(Won)	2,179,523	$1,828,459
Convertible bond		—		12,053	10,112
Regulated operation		248,556		183,140	153,641
Capitalized foreign currency translation		666,071		554,598	465,267
Decommissioning costs		1,312,126		1,400,318	1,174,763
Others		163,305		244,811	205,377

Total deferred tax assets adjustment		4,912,392		4,574,443	3,837,619

Deferred tax liabilities adjustment:
Special depreciation	(Won)	17,614	(Won)	10,525	$8,831
Reversal of eliminated profit on transactions with subsidiaries and affiliates		35,775		28,427	23,848
Asset retirement obligation, net		—		613,221	514,446
Investment in social overhead capital		408,387		222,093	186,320
Reserve for self insurance		24,513		24,180	20,285
Long-term investment securities		1,151,274		1,517,157	1,272,782

Total deferred tax liabilities adjustment		1,637,563		2,415,603	2,026,512

Net deferred tax asset	(Won)	3,274,829	(Won)	2,158,840	$1,811,107

Allowance for deferred tax assets		(171,450)		—	—
Deferred tax liabilities under Korean GAAP		84,230		94,121	78,960

U.S. GAAP adjustments	(Won)	3,187,609	(Won)	2,252,961	$1,890,067

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

Effectively January 1, 2005, the statutory tax rate, including resident surcharge, will be changed from 29.7 percent to 27.5 percent. Enacted future tax rate of 27.5 percent was applied to calculate the deferred income tax liabilities of which the tax effect will be realized after 2005.

Earning per share for the year ended December 31, 2001, 2002 and 2003 under U.S. GAAP are as follows:

	Korean Won						Translation into U.S. dollars (Note 2) 2003
	2001		2002		2003
	(In millions, except per share data)						(In thousands, except per share data)
Income before extraordinary item and cumulative effect of a change in accounting principle under U.S. GAAP (a)	(Won)	2,989,721	(Won)	3,572,790	(Won)	3,264,827	$2,738,949
Extraordinary item, net of tax		297,471		—		—	—
Cumulative effect of a change in accounting principle, net of tax		—		—		1,287,096	1,079,778

Net income under U.S. GAAP (b)		3,287,192		3,572,790		4,551,923	3,818,727
Effect of dilutive Securities		—		—		(448)	(376)

Adjusted net income (c)	(Won)	3,287,192	(Won)	3,572,790	(Won)	4,551,475	$3,818,351

Weighted-average shares (d)		638,975,080		639,046,001		630,327,064	630,327,064
Effect dilutive securities		—		—		1,589,015	1,589,015

Adjusted weighted average shares (e)		638,975,080		639,046,001		631,916,079	631,916,079

Basic earnings per share before extraordinary item and cumulative effect of a change in accounting principle under U.S. GAAP (a)/(d)	(Won)	4,678	(Won)	5,591	(Won)	5,179	$4.34

Basic earnings per share under U.S. GAAP (b)/(d)	(Won)	5,144	(Won)	5,591	(Won)	7,221	$6.05

Diluted earnings per share under U.S. GAAP (c)/(e)	(Won)	5,144	(Won)	5,591	(Won)	7,202	$6.04

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001, 2002 AND 2003

(17) Segment Information

Under U.S. GAAP, companies report segment information based on the management disaggregates the company for making operating decisions. Each of the Company’s consolidated subsidiaries is an operating segment in accordance with SFAS No. 131—“Disclosures about Segments of an Enterprise and Related Information”. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into two reportable segments: transmission and distribution of electricity, and power generation, which are engaged in the transmission and sales of electricity, and production of electricity, respectively. Prior to the spin-off of the power generation division (see Note 1), the Company did not disaggregate the information for transmission and distribution of electricity, and power generation. Therefore, the reportable segment in 2000 is combined into one operating segment, the electric business. Operating segments that do not meet the quantitative thresholds of SFAS No. 131 have been combined and disclosed in an “all other” category. All other revenues consist primarily of the revenues from the engineering and maintenance for utility plant, information services, sales of nuclear fuel, communication line leasing and others.

The accounting policies of the segments are the same as those described in Note 2—Summary of Significant Accounting Policies and Note 22—Reconciliation to United States Generally Accepted Accounting Principles. The Company evaluates performance based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in Korean and English)*

2.1	Form of Deposit Agreement**

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	Consent of Anjin Deloitte LLC, a member firm of Deloitte Touche Tohmatsu

15.2	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)

15.3	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea South-East Power Co., Ltd.)

15.4	Consent of Young Wha Corporation, a member firm of Ernst & Young International (Korea Midland Power Co., Ltd.)

15.5	Consent of Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)

15.6	The Korea Electric Power Corporation Act (in English)***

15.7	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****

15.8	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

15.9	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

*	A fair and accurate translation from Korean to English.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

E-1