Form 20-F
period 2004-12-31
KOREA ELECTRIC POWER CORP
filed 2005-06-30
CIK 887225

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number:           -

KOREA ELECTRIC POWER CORPORATION
(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

167 SAMSEONG-DONG, GANGNAM-GU, SEOUL 135-791, KOREA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common stock, par value Won 5,000 per share*	New York Stock Exchange
American depositary shares, each representing one-half of share of common stock	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.
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
     Yes ☑          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑

		Page

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	105
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	105
PART III		105
ITEM 17.	FINANCIAL STATEMENTS	105
ITEM 18.	FINANCIAL STATEMENTS	105
ITEM 19.	EXHIBITS	106
EX-1.1 ARTICLES OF INCORPORATION
EX-12.1 CERT OF CEO PURSUANT TO RULE 13A-14(A)
EX-12.2 CERT OF CFO PURSUANT TO RULE 13A-14(A)
EX-13.1 CERT OF CEO PURSUANT TO RULE 13A-14(B)
EX-13.2 CERT OF CFO PURSUANT TO RULE 13A-14(B)
EX-15.1 CONSENT OF KPMG SAMJONG ACCOUNTING CORP
EX-15.2 CONSENT OF DELOITTE HANAANJIN LLC
EX-15.3 CONSENT OF KPMG SAMJONG ACCOUNTING CORP
EX-15.4 CONSENT OF AHN KWON & CO
EX-15.5 CONSENT OF DELOITTE HANAANJIN LLC
EX-15.6 CONSENT OF ERNST & YOUNG HAN YOUNG
EX-15.7 CONSENT OF DELOITTE HANAANJIN LLC
EX-15.8 CONSENT OF DELOITTE HANAANJIN LLC
EX-15.9 CONSENT OF AHN KWON & CO.
EX-15.10 CONSENT OF DELOITTE HANAANJIN LLC

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
SELECTED FINANCIAL DATA
      The following table sets forth the selected financial data. The selected consolidated financial data in the table have been derived from our consolidated financial statements for each of the years in the five-year period ended December 31, 2004. The consolidated financial statements for the years ended December 31, 2002 and 2003 have been audited by Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu. Deloitte HanaAnjin LLC are Korean independent certified public accountants. The consolidated financial statements for the year ended December 31, 2004 have been audited by KPMG Samjong Accounting Corp., a Korean corporation which is a member of KPMG International, a Swiss cooperative, our current independent registered public accounting firm. KPMG Samjong Accounting Corp. are Korean independent certified public accountants. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and Notes thereto as of December 31, 2000, 2001, 2002, 2003 and 2004 and for each of the years in the five-year period ended December 31, 2004.
      Our financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the accounting regulations for Government-invested enterprises and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 32 of the notes to our consolidated financial statements.
Consolidated Statement of Earnings Data

	Year Ended December 31,

	2000		2001		2002		2003		2004		2004

	(Won in billion and US$ in million, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	W	18,708	W	20,225	W	21,366	W	22,775	W	23,956	$23,143
Operating expenses		15,238		16,236		16,319		17,551		19,488	18,827
Operating income		3,470		3,989		5,047		5,224		4,467	4,316
Income before income taxes and minority interest		2,205		2,932		5,171		4,110		4,700	4,540
Income taxes		721		1,293		2,104		1,763		1,795	1,734
Net income		1,483		1,635		3,048		2,323		2,883	2,785
Earnings per share
Basic		2,320		2,559		4,770		3,686		4,576	4.42
Diluted		2,319		2,559		4,770		3,677		4,510	4.36
Earnings per ADS
Basic		1,160		1,280		2,385		1,843		2,288	2.21
Diluted		1,160		1,280		2,385		1,839		2,255	2.18
Dividends per share held by public		600		550		800		1,050		1,150	1.11
Dividends per share held by Government		450		550		800		1,050		1,150	1.11

	Year Ended December 31,

	2000		2001		2002		2003		2004		2004

	(Won in billion and US$ in million, except per share data)
Amounts in Accordance with U.S. GAAP(3):
Operating revenue	W	18,983	W	20,256	W	21,373	W	22,781	W	23,995	W	23,182
Operating income		5,595		5,835		6,514		4,985		4,815		4,652
Net income		2,796		3,287		3,573		4,552		3,535		3,415
Earnings per share
Basic		4,376		5,144		5,591		7,221		5,612		5.42
Diluted		4,340		5,144		5,591		7,204		5,529		5.34
Earnings per ADS
Basic		2,170		2,572		2,796		3,611		2,806		2.71
Diluted		2,188		2,572		2,796		3,602		2,765		2.67
Other Data:
Ratio of earnings to fixed charges(2):
Korean GAAP		1.9		2.5		4.2		4.1		4.6		4.6
U.S. GAAP(3)		2.5		3.6		4.8		6.0		5.0		5.0
Consolidated Balance Sheet Data

	As of December 31,

	2000		2001		2002		2003		2004		2004

	(Won in billion, US$ in million)
Amounts in Accordance with Korean GAAP:
Net working capital deficit(4)	W	(5,695)	W	(3,561)	W	(5,192)	W	(4,056)	W	(2,291)	$(2,214)
Net utility plant in service		48,450		49,440		53,527		51,820		55,809	53,917
Construction in progress		10,653		11,154		7,777		9,551		7,517	7,262
Total assets		65,920		70,562		70,512		71,727		73,654	71,156
Total stockholders’ equity		32,059		33,182		35,562		37,782		40,602	39,225
Capital stock		3,201		3,201		3,201		3,204		3,204	3,095
Long-term debt		20,460		22,089		17,671		15,814		15,073	14,562
Other liabilities-long term liabilities		4,148		6,005		7,173		7,992		9,719	9,390
Amounts in Accordance with U.S. GAAP:
Total assets		57,404		62,591		62,297		65,380		65,310	63,096
Total stockholders’ equity		21,437		24,162		27,291		31,163		33,747	32,603

(1)	See Item 5 “Operating and Financial Review and Prospects — Operating Results” for discussion of certain changes in Korean GAAP.

(2)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.

(3)	For discussion of significant difference between the application of Korean GAAP and U.S. GAAP, see Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 32 of the notes to our consolidated financial statements.

(4)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates
      In this report, unless otherwise indicated, all references to “Won” or “W” are to the currency of the Republic, and all references to “U.S. Dollars”, “Dollars”, “$”, “U.S.$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at W1,035.10 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004. On June 24, 2005, the Noon Buying Rate was W1,013.50 to US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.
      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
2000	1,267.00	1,130.90	1,267.00	1,105.50
2001	1,313.50	1,292.00	1,369.00	1,234.00
2002	1,186.30	1,250.40	1,332.00	1,160.60
2003	1,192.00	1,192.10	1,262.00	1,146.00
2004	1,035.10	1,139.30	1,195.10	1,035.10
2005 (through June 24)	1,013.50	1,014.80	1,058.00	997.00
January	1,026.90	1,038.00	1,058.00	1,024.00
February	1,000.90	1,023.10	1,044.00	1,000.90
March	1,015.40	1,007.80	1,023.90	997.50
April	997.00	1,010.10	1,019.00	997.00
May	1,005.00	1,001.80	1,009.00	997.00
June (through June 24)	1,013.50	1,009.60	1,016.00	1,003.00

(1)	The average of the Noon Buying Rates over the relevant period.

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
      On February 23, 2001, our board of directors approved a new plan to split our non-nuclear and non-hydroelectric generating capacity into five wholly owned generation subsidiaries and our nuclear and hydroelectric generating capacity into a separate wholly-owned generation subsidiary. On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries and the allocation of our assets and liabilities to such generation subsidiaries, effective as of April 2, 2001.
      In September 2003, a Joint Study Group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing distribution competition within the industry. Members of the Tripartite Commission include, among others, representatives from the Government and the labor union. In June 2004, based on the conclusion published by this Joint Study Group, the Tripartite Commission issued a resolution which recommended halting the plan to form and privatize the distribution subsidiaries. Instead, this resolution recommended the creation of independent business divisions within KEPCO, namely, Strategy Business Units, each with more autonomy and independence, to introduce internal competition among the business divisions and improve efficiency. This resolution was adopted by the MOCIE on June 17, 2004. Accordingly, we have been conducting research in preparation of implementing the new revised plan, which we expect to be completed in early 2006. Failure to successfully implement the revised plan could have an adverse effect on our business, results of operations and financial condition.
      The Restructuring Plan still contemplates that we eventually dispose of our interests in our generation subsidiaries (excluding our nuclear and hydroelectric power generation subsidiary). In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, excluding our nuclear and hydroelectric power generation subsidiary. In 2002, we commenced the sale of Korea South-East Power Co., Ltd. (“KOSEPCO”). According to the original privatization plan, the process of selling KOSEPCO was either to sell its management control or conduct an initial public offering. Due to market conditions, the process of selling KOSEPCO has tentatively been delayed. The aggregate foreign ownership of our generation subsidiaries will be limited to 30% of total power generation capacity in Korea. We cannot assure you as to the timing or the extent to which our divestiture will occur. In addition, it is possible that Korean law relating to anti-competitive practices as existing at that time may affect the manner in which we conduct our business through such subsidiaries.

Increase in fuel prices will adversely affect our results of operations and profitability.
      Fuel costs constituted 27.6% and 33.9% of our operating revenues and operating expenses, respectively, for the year ended December 31, 2004. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a small number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. See Item 4 “Information on the Company — Business Overview — Fuel”. Most of the bituminous coal requirements are imported from China, Australia, Indonesia, Canada, Russia and the United States under long-term contracts. Approximately 38%, 26% and 25% of the annual bituminous coal requirements of our generation subsidiaries in 2004 were imported from Australia, Indonesia and China, respectively. Approximately 77.1% of the combined bituminous coal requirements of our generation subsidiaries are purchased under long-term contracts and 22.9% purchased on the spot market. Recently, due to increase in domestic demand in China and elsewhere in the world, the prices of bituminous coal have soared. As a result of this price increase and the effects of rising shipping cost for bituminous coal, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of the suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost. In addition, there have been recent increases in oil prices, resulting in higher fuel cost. In May 2005, the price of oil (Dubai) exceeded US$44 per barrel as compared to an average of US$33.67 per barrel in 2004. Because the Government regulates the rates we charge for electricity we sell (see Item 4 “Information on the Company — Business Overview — Rates”), our ability to pass on such cost increases to our customers is limited. We estimate that the recent increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2005 to date. We expect fuel prices to remain high throughout 2005. Accordingly, we expect our operating income and net income may be adversely impacted.

The impact of Won depreciation may have a material adverse effect on us.
      The depreciation of Won against the U.S. dollar or the Japanese Yen in the past had a material effect on the cost of servicing our foreign currency debt and the cost of our purchases of fuel materials and equipment from overseas sources. As of December 31, 2004, approximately 27% of our debt was denominated in foreign currencies, principally in Dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in Dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to effect such purchases or service such debt. As a result, any significant depreciation of the Won against the Dollar or other foreign currencies will adversely impact us.

Labor unrest may materially and adversely affect our operations.
      As of December 31, 2004, approximately 62.1% of the employees of our generation subsidiaries were members of the Korean Power Plant Industry Union. The Restructuring Plan and the privatization plan for our non-nuclear generation subsidiaries have generated labor unrest. Labor unions to which our employees belong have voiced their opposition to the Restructuring Plan from its very inception. In particular, the prospect of privatizing some of our core assets has raised concerns among some of our employees. On February 25, 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries commenced a six-week strike to protest the Government’s plans to privatize our five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions (“KCTU”), the second-largest governing body of labor unions in Korea with over 600,000 members, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, KCTU directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. We cannot assure you that a large-scale strike will not occur again in the future, or that any such labor unrest will be satisfactorily resolved. Such labor unrest may adversely affect our results of operations, including by severely disrupting the power supply as well as substantially hindering the implementation of the Restructuring Plan.

Inherent in the operation of nuclear power generation facilities are numerous hazards risks, any of which could result in a material loss of revenues or increased expenses.
      Through Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), our wholly-owned nuclear subsidiary, we currently operate 19 nuclear-fuel generating units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and low cost structure that forms the base load and is the largest source of Korea’s electricity supply accounting for 38.2% of electricity generated in Korea in 2004. Due to significantly lower fuel costs as compared with conventional power plants, our nuclear power plants are in general operated at full capacity with only routine shutdowns for check-up and overhaul consisting of 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant resumed its operations on April 28, 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns as to its safety. After the overhaul, this nuclear power plant resumed its operations on April 6, 2004. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, increase in fuel costs from alternative power sources and/or additional costs to repair, which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generating units may have adverse effect on us.
      In 2004, 38.2% of the electricity generated in Korea was generated by nuclear generating units. In recent years, we have encountered increasing opposition in the Republic to the construction and operation of nuclear generating units. Although the Government and we have undertaken various community development programs to address concerns of residents of areas near nuclear units, community opposition to the construction and operation of nuclear units could result in construction delay or relocation of planned nuclear units which could have a material adverse impact on us. See Item 4 “Information on the Company — Business Overview — Power Generation — KHNP”, “Business Overview — Environment and Community Programs” and “Business Overview — Insurance”.

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

      Because we and our non-nuclear generation subsidiaries do not carry insurance against terrorist attacks, in the event of an act of terrorism, the coverage amount for their properties may not be enough. See Item 4 “Information on the Company — Business Overview — Insurance”.

We anticipate that we need to incur additional indebtedness, which may be substantial, for future capital expenditures.
      We anticipate that additional indebtedness, which may be substantial, will be required through the years in order to refinance existing debt and to make capital expenditures for construction of generation plants and other facilities. We expect that certain portion of our long-term debt will need to be raised through foreign currency borrowings and in international capital markets. It is possible that the cost at which such financing may be provided may not be acceptable to us.

We may not be able to raise equity capital in the future without the participation of the Government.
      The Korea Electric Power Corporation Act (the “KEPCO Act”) requires that the Government, directly or pursuant to The Korea Development Bank Act (the “KDB Act”), through The Korea Development Bank (a statutory banking institution wholly-owned by the Government), own at least 51% of our capital stock. As of March 31, 2005, Government, directly or through The Korea Development Bank (“KDB”), owned 54% of our issued capital. Accordingly, without changes in the existing Korean law, it will be difficult or impossible for us to undertake any equity financing in the future (other than sales of treasury stock) without the participation of the Government.
Risks Relating to Korea and the Global Economy

Adverse developments in Korea could adversely affect us.
      Beginning in late 1997, Korea experienced a significant financial and economic downturn which resulted in, among other things, a significant increase in the number and size of Korean companies filing for corporate reorganization and protection from their creditors. Although it is believed that the country’s economy has recovered to a certain extent, there can be no assurance that the recovery will continue or that Korea’s economy will not experience any adverse developments in the future. In addition, as recently acknowledged by the Korean government, the Korean economy has been experiencing a recession which had and is expected to continue to have a material impact on our operations.
      Adverse economic developments in the Republic have had, and may have in the future, a significant impact on us. In general, the rate of growth in electricity demand in Korea has shown a proportionate positive correlation to the rate of growth in the overall economy, reflected in such measures as GDP. As a consequence of adverse economic conditions in Korea, the rate of growth in demand for electricity declined significantly in late 1997 and during 1998. Total demand for electricity increased by 11.8% in 2000 as compared to 1999, by 7.6% in 2001 as compared to 2000, by 8.0% in 2002 as compared to 2001, by 5.4% in 2003 as compared to 2002, and by 6.3% in 2004 as compared to 2003.
      Developments that could hinder the Republic’s economy include the following:

•	social and labor unrest resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together are expected to lead to an increased Government budget deficit;

•	volatility in commodity prices (including oil prices), foreign currency reserve levels, exchange rates, interest rates and the stock market;

•	increased reliance on exports to service foreign currency debts, which could cause friction with the Republic’s trading partners;

•	the current financial problems of certain former and current companies of Korean conglomerates, or chaebols, as well as companies which conduct business with those chaebols, or the failure of restructuring of chaebols, and their potential impact on the Republic’s financial sector;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	continued adverse developments in the economies of countries to which the Republic exports goods and services (such as the United States and Japan), or in emerging market economies in Asia or elsewhere; and

•	a deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Tensions with North Korea could have an adverse effect on us.
      Relations between Korea and the Democratic People’s Republic of Korea (“North Korea”) have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. This level of tension has increased recently as a result of public announcements that North Korea had developed and was in possession of nuclear weapons and that it may be planning an underground nuclear test. It also announced its indefinite withdrawal from further six-party talks which members include Korea, North Korea, the United States, China, Japan, and Russia. Representatives of Korea, the United States, China, Japan and Russia are currently making collaborative efforts to resume the six-party talks, however, future prospects for the six-party talks appear uncertain. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary shares.

Unemployment and labor unrest in Korea may adversely affect our operations.
      The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.1% as of December 31, 2000 to 3.1% as of December 31, 2002, but increased to 3.6% as of December 31, 2003 and to 3.7% as of December 31, 2004. A continued increase in unemployment or labor unrest in Korea could adversely affect our operations and the financial conditions of Korean companies in general, depressing the price of securities on the Stock Market Division of the Korea Exchange (the “Korea Exchange”) and the value of the Won relative to other currencies. These developments would likely have an adverse effect on our financial condition and results of operations.

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
      Under the relevant provisions of the Korean Commercial Code, we and each of our generation subsidiaries remain jointly and severally liable for all of our liabilities existing prior to the corporate split on April 2, 2001 and all liabilities that we transferred to generation subsidiaries unless such joint and several liability has been successfully eliminated through consents of creditors of affected debt, including consent by resolutions at bondholders’ meetings, which resolutions are approved by the court. In order to facilitate the privatization of our generation subsidiaries, we eliminated the joint and several liabilities among us and our generation subsidiaries through the consent process described in Item 4. “Information on the Company — History and Development — Recent Developments — Debt Restructuring”. As a result, as of April 30, 2005, our generation subsidiaries were released from the joint and several liability for our debts (except for W265.1 billion of loans from KDB for which we and our generation subsidiaries remained jointly and severally liable) existing prior to the corporate split on April 2, 2001 which were not transferred to our generation subsidiaries and the creditors of such debts no longer have direct claims as to the assets of our generation subsidiaries. The remaining obligations rank equally with our other unsecured debt, including the Notes.

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
      See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 32 of the notes to our consolidated financial statements included elsewhere herein.

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
HISTORY AND DEVELOPMENT
General Information
      Korea Electric Power Corporation was established by the Government on December 31, 1981 as the successor to Korea Electric Company and, until 1989, was wholly owned by the Government. Our registered office is located at 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea, and our telephone number is 82-2-3456-4264.
      In 1989, the Government sold 21% of our common stock as part of a planned partial privatization. Such partial privatization was one of several sales by the Government of shares of Government-owned companies undertaken. In 1994, we sold 1.2% of our shares in a global offering. In 1995, we sold 1.1% of our shares in another global offering. From November 1997 to February 1998 the Government injected capital into KDB, The Export-Import Bank of Korea, Korea First Bank and Seoul Bank with our shares to support those financial institutions. In March 1999, the Government sold 5% of our shares in a global offering. As a result, as of December 31, 2000, the Government owned, directly or indirectly, 54% of our issued common stock (including treasury stock). On June 20, 2001, the Government transferred 127,086,334 shares of our common stock held by it, which represents 19.85% of our outstanding capital, to KDB, and on April 30, 2004, the Government transferred 34,511,869 shares of our common stock, which represents 5.39% of our outstanding capital, to KDB to strengthen its capital base. On December 30, 2004, the Government sold 19,592,000 shares (or 3.06% of total outstanding shares) of us to Korea Development Bank (“KDB”), which is wholly-owned by the Government, through the over-the-counter market at Won 27,100 per share. As a result, the Government’s direct ownership in us has decreased to 23.97% from 27.03% and KDB’s direct ownership in us has increased to 29.99% from 26.93%. As a result of such transfer, the Government and KDB own 23.97% and 29.99%, respectively, of the outstanding shares of our common stock as of the end of April 2004. See the table setting forth certain information relating to certain owners of our capital stock as of April 14, 2005 in Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders”.
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
      In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation, we will have three auditors, consisting of one standing auditor and two non-standing auditors. The standing auditor is appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic following a resolution at the general meeting of our shareholders. The non-standing auditors are appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors will perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings. See Item 6 “Directors, Senior Management and Employees — Directors and Senior Management — Board of Auditors”.
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
Recent Developments

Debt Restructuring
      Pursuant to the Restructuring Plan for the electricity industry in Korea (as described in “— Restructuring of the Electricity Industry in Korea” below), in February 2001, our board of directors approved a plan to split the assets and liabilities associated with our generating capacity into six wholly-owned subsidiaries. We implemented the plan effective as of April 2, 2001. Under the relevant provisions of the Korean Commercial Code, we remain jointly and severally liable for all liabilities we transferred to our generation subsidiaries, and each generation subsidiary is jointly and severally liable for all of our liabilities existing prior to the corporate split and all liabilities that we transferred to other generation subsidiaries.

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

Yankee and Global Bonds	Eurobonds

US$1,350mm 6.375% Notes due 2003	JPY2,560mm 2.75% Notes due 2004
US$300mm 8.25% Notes due 2005	US$21mm FRNs due 2004
US$350mm 7.75% Debentures due 2013	JPY5,000mm 2.50% Notes due 2004
US$70.64mm 6.00% Debentures due 2026	JPY5,000mm 2.92% Notes due 2004
US$300mm 7.00% Debentures due 2027	€25.183mm 5.75% Notes due 2004
US$200mm 6.75% Debentures due 2027	US$55mm 7.11% Notes due 2004
US$139,842mm 7.40% Amortizing Debentures due 2016	US$50mm FRNs due 2004
US$52,559mm 7.95% Zero-to-Full Debentures due 2096	JPY30,000mm 2.10% Notes due 2005
US$96.5mm FRNs due 2005
US$95mm 7.05% Notes due 2007
GBP24.467mm 8.50% Notes due 2007
      The solicitations related to proposed amendments to the agreements under which our debt securities were issued and to waivers of certain rights under the Korean Commercial Code. In consideration for the amendments and waivers, and upon the satisfaction or waiver of all closing conditions, the KDB agreed to issue full, unconditional and irrevocable guarantees (the “KDB Guarantees”) in respect of the Bonds if the amendments and waivers with respect to such issue become effective. The waivers were intended to eliminate the joint and several liability of the generation subsidiaries on the Bonds and facilitate the eventual divestiture or sale of the generation subsidiaries pursuant to the Restructuring Plan. The joint and several liabilities arose as a matter of law under the Korean Commercial Code in connection with our creation of the generation subsidiaries and transfer of our assets to them. The debt obligations covered by the KDB Guarantees are denominated in several currencies and have final maturities ranging from 2003 to 2027, except that one series of debt securities matures in 2096.
      In February 2003, we completed the solicitation of consents and proxies for the Yankee and Global Bonds and KDB Guarantees were given accordingly. In April 2003, we announced the successful completion of the closing conditions relating to the Eurobonds and KDB Guarantees were given accordingly. In February 2004, we successfully completed the solicitation of consents and proxies for our Yen-denominated bonds offered in Japan (the “Samurai Bonds”) and KDB Guarantees were given accordingly. In March 2003, we completed the solicitation of consents for our domestic bonds and we obtained the court’s approval for the elimination of joint and several liability on condition that KDB Guarantees be given. As a result of subsequent developments relating to the Restructuring Plan, the process of obtaining and giving the KDB Guarantees was suspended. In March 2005, however, substantially all of the domestic bonds subject to joint and several liability were redeemed at maturity except for W265.1 billion of loans from KDB outstanding as of April 30, 2005 for which we and all of our generation subsidiaries remained jointly and severally liable. See Item 3 “Key Information — Risk Factors — Other Risks — We are jointly and severally liable for certain debt of our generation subsidiaries”.

Suspension of the Restructuring Plan
      In September 2003, a Joint Study Group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing distribution competition within the industry. Members of the Tripartite Commission include, among others, representatives from the Government and the labor union. In June 2004, based on the conclusion published by this Joint Study Group, the Tripartite Commission issued a resolution which recommended halting the plan to form and privatize the distribution subsidiaries. Instead, this resolution recommended the creation of independent business divisions within KEPCO, namely Strategic Business Units, each with more autonomy and independence, to introduce internal competition among the business divisions and improve efficiency. This resolution was adopted by the MOCIE on June 17, 2004. Accordingly, we have been conducting research in preparation of implementing the new revised plan, which we expect to be completed in early 2006.

Management Reform
      We are currently undertaking management reforms to improve our business through a change in management ethics and philosophy and management structure. We established the Management Reformation Office in August 2004 under the direct control of our President to lead this reform. In connection with this reform, we are planning to introduce internal competition by establishing a Strategic Business Unit system and to implement Enterprise Resource Planning.

Government’s Policy to Move Headquarters of Government-invested Enterprises
      The Korean government has recently announced its policy to move the headquarters of government-invested enterprises, including us, out of the Seoul metropolitan area to other provinces in Korea. While we intend to comply with this policy if implemented, nothing has been finalized at this time. There can be no assurance that we will not experience any disruptions in our operations, including opposition from our labor union. See Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — Labor unrest may materially and adversely affect our operations”.

Electricity Supply to Industrial Complex in Kaesong, North Korea
      In March 2005, we began providing electricity to the industrial complex located in Kaesong, North Korea which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Kaesong complex is the largest economic project between the two Koreas and is designed to combine the Republic’s capital and entrepreneurial expertise with the cheap labor of North Korea. The size of this industrial complex is expected to be increased in a number of phases with the first phase of development measuring 3.3 million square-meters, which will ultimately be increased to 66 million square-meters. To date, 15 companies of the Republic have been authorized to set up facilities in a pilot zone measuring 92,500 square-meters. In May 2004, we were selected as electricity supplier for the phase one development by the Ministry of Reunification. In December 2004, a memorandum of understanding between the two Koreas for electricity supply was reached, enabling us to design, build and operate all of the electricity supply facilities in and connecting to the Kaesong complex. We currently supply electricity to the pilot zone through a newly-installed 22.9 kilovolt distribution network. We expect to supply approximately 70-100 megawatts of electricity in the first phase of development and plan to build a 154 kilovolt transmission line connecting to the Kaesong complex. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, project suspension or failure of the project as a result of a breakdown in the relationship between the Republic an North Korea as a consequence of North Korea’s nuclear ambitions. See Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — Tensions with North Korea could have an adverse effect on us”.
Capital Expenditures
      This table below sets forth for each year in the three-year period ending December 31, 2004, the amounts of capital expenditures (including capitalized interest) for the construction of generating, transmission and distribution facilities:

2002		2003		2004

(In billions of Won)
W	6,653	W	6,782	W	6,287
      For the expected completion dates of generating facilities, see “— Business Overview — Capital Investment Program”.

BUSINESS OVERVIEW
Introduction
      We are an integrated electric utility company and the only company engaged in the transmission and distribution of electricity in Korea. Through our six consolidated generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2004, we and our generation subsidiaries owned approximately 89.9% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2004, we sold 312 billion kilowatt-hours of electricity. Of the 342 billion kilowatt-hours of electricity we generated or purchased in 2004, 39.1% was generated by our nuclear and hydroelectric power generation subsidiary.
      For the year ended December 31, 2004, we had consolidated operating revenues of W23,956 billion (US$23,143 million) and consolidated net income of W2,883 billion (US$2,785 million) and for the year ended December 31, 2003, we had consolidated operating revenues of W22,775 billion and consolidated net income of W2,323 billion. Our operating revenues increased primarily as a result of a 6.3% increase in kilowatt hours of electricity sold in 2004. The increase in electricity sold was primarily attributable to a 5.3% increase in kilowatt hours of electricity sold to the industrial sector, a 9.5% increase in kilowatt hours of electricity sold to the commercial sector and a 4.9% increase in kilowatt hours of electricity sold to the residential sector. See Item 5 “Operating and Financial Review and Prospects — Operating Results”.
      Demand for electricity in the Republic grew at a compounded average rate of 7.8% per annum for the five years ended December 31, 2004 compared to real gross domestic product GDP compounded growth rates of approximately 5.4% for the same period according to The Bank of Korea. The GDP growth rate was 4.6% for 2004 as compared to 3.1% in 2003. Total demand for electricity in Korea during 2004 increased by 6.3% as compared to 2003.
      Historically, we have made substantial expenditures for construction of generation plants and other facilities to meet increased demand for electric power. Subject to the Government’s restructuring plan as discussed in “Business — Restructuring of the Electricity Industry in Korea”, we (including our generation and distribution subsidiaries) plan to continue to make substantial expenditures to expand and enhance our generating, transmission and distribution system in the future. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Requirements”.
      The Korea electricity industry traces its origins to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the Korean electric utility industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, thereby forming Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government had acquired all of the outstanding shares of Korea Electric Company, Korea Electric Company dissolved and we were incorporated in 1981, assuming the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of its common stock. As of April 14, 2005, the Government owned 53.96% (including indirect holdings by KDB, which is 100% owned by the Government) of our issued and outstanding common stock.
      Prior to the corporate reorganization effected on April 2, 2001, which created six generation subsidiaries wholly-owned by us, we were the principal electricity generation company in Korea. We continue to be the principal electricity transmission and distribution company in Korea, subject to the implementation of the Restructuring Plan (as described herein).

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

Phase I
      During Phase I, which was the preparation stage for Phase II and ran from January 1, 1999 until April 2, 2001, we continued to be the principal electricity generator, with a few independent power producers (the “IPPs”) supplying electricity to us pursuant to existing power purchase agreements (the “PPAs”). On February 23, 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generating capacity into the following five separate wholly-owned generation subsidiaries, each with its own management structure, assets and liabilities: Korea Midland Power Co., Ltd. (“KOMIPO”), Korea South-East Power Co., Ltd (“KOSEPCO”), Korea Western Power Co., Ltd. (“KOWEPO”), Korea Southern Power Co., Ltd. (“KOSPO”), and Korea East-West Power Co., Ltd. (“EWP”). Our hydroelectric and nuclear generating capacity was transferred into a separate wholly-owned generation subsidiary, Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”). On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries effective as of April 2, 2001.
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
      Pursuant to the Electricity Business Law amended on December 23, 2000, the Government established the Korea Power Exchange (“KPX”) on April 2, 2001 to deal with the sale of electricity and work out regulations governing the electricity market to allow for electricity distribution via a competitive bidding process. The Government also established the Korea Electricity Commission (the “KOREC”) on April 27, 2001 to regulate the restructured Korean electricity industry and to ensure fair competition. As part of this process, the KPX established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the KPX shall obtain approval from the MOCIE and any amendment must be reviewed by the KOREC, prior to approval by the MOCIE.
      The KOREC’s main functions involve implementing of necessary standards and measures for electricity market operation and reviewing of matters relating to licensing companies in the Korean electricity industry. The KOREC also acts as an arbitrator in disputes involving utility rates and companies in the Korean electricity industry and consumers and investigates illegal or deceptive activities of Korean electricity market participants.

The Pool System
      Under the pool system, each generation company, including our generation subsidiaries, participates in a competitive bidding process operated by the KPX. Under the current CBP, each generation company, including our generation subsidiaries, submits its variable costs to the KPX on a monthly basis and also submits available capacity to the KPX one day prior to the date of trading. The submitted costs are divided into two categories: base load units and non-base load units, in order to promote fair competition as base load and non-base load units have different cost structures. Base load plants utilize coal and nuclear fuel materials and non-base load plants utilize other materials including oil and LNG or alternative sources such as hydro power. The final pool price for each of these categories is determined by the KPX.
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
      Merit order is a power dispatch order system determined and used by the KPX. The KPX determines the allocation of power supplied by generation companies. This determination is primarily dependent on variable cost and other various factors, including the proximity of a generation company to the geographical area to which power is being supplied network and fuel constraints and amount of power loss during transmission and distribution.
      Consumers purchase power from us at prices based upon our purchase price plus transmission and distribution fees and other fees which are set by the KOREC. The KOREC’s prime objective is ensuring transparency and preventing anti-competitive practices in the bidding process to maximize the benefits of competition to consumers.

Privatization of Non-nuclear Generation Subsidiaries
      In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, excluding our nuclear and hydroelectric power generation subsidiary. In 2002, we commenced the sale of KOSEPCO. According to the original privatization plan, the process of selling KOSEPCO was either to sell its management control or conduct an initial public offering. Due to market conditions, the process of selling KOSEPCO has tentatively been delayed. The aggregate foreign ownership of our generation subsidiaries will be limited to 30% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of sales, with a view to encouraging competition, assuring adequate electricity supply and debt service capability.

Resolution of the Tripartite Commission and the Recent MOCIE Announcement
      In September 2003, a Joint Study Group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing distribution competition within the industry. Members of the Tripartite Commission include, among others, representatives from the Government and the labor union. In June 2004, based on the conclusion published by this Joint Study Group, the Tripartite Commission issued a resolution which recommended halting the plan to form and privatize the distribution subsidiaries. Instead, this resolution recommended the creation of independent business divisions within KEPCO, each with more autonomy and independence, to introduce internal competition among the business divisions and improve efficiency. This resolution was adopted by the MOCIE on June 17, 2004. Accordingly, we have been conducting research in preparation of implementing the new revised plan, which we expect to be completed in early 2006.
Power Generation
      The electricity generating systems of our generation subsidiaries as of December 31, 2004 comprised a total of 340 generating units, including nuclear, thermal, hydro and internal combustion units, which as of December 31, 2004 had an aggregate installed generating capacity of 53,907 megawatts. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined cycle units. Combined cycle units consist of either LNG-fired combined cycle units or oil-fired combined cycle units. In addition to the generating facilities that our generation subsidiaries own, we purchase power output of several generating plants not owned by our generation subsidiaries.
      The table below sets forth as of and for the year ended December 31, 2004, the number of units, installed capacity and the average capacity factor for each type of generating facility that our generation subsidiaries own.

	Number	Installed	Average Capacity
	of Units	Capacity(1)	Factor(2)

		(Megawatts)	(Percent)
KEPCO facilities:
Nuclear	19	16,716	91.4

Thermal:
Coal	38	17,465	88.2
Oil	19	4,309	42.7
LNG	6	1,538	5.4

Total thermal	63	23,311	73.7

Internal combustion	126	252	29.6
Combined cycle	87	10,785	50.5

Hydro	41	2,837	12.2

Wind	4	6	—

Total KEPCO facilities	340	53,907	70.8

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.

(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.
      The useful life of units of each type without substantial renovation is approximately as follows: nuclear and thermal, over 30 years; internal combustion, over 25 years; hydroelectric, over 50 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.
      We attempt to achieve efficient use of generating resources and diversification of generating capacity by fuel types. We have in the past relied principally upon oil-fired thermal generating units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generating units. While nuclear units are more expensive to construct than other units of comparable capacity, nuclear fuel is less expensive than fossil fuels producing comparable amounts of energy. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electric energy, we seek to maintain nuclear power production capacity at a level approximating a level at which demand is continuous within Korea. For production at times when demand exceeds the level of continuous demand, we rely on units fired by fossil fuel and hydroelectric units, which can be started and shut down more efficiently than nuclear units. Bituminous coal is currently the cheapest thermal fuel per kilowatt-hour of electricity produced, and therefore we have sought to maximize the use of bituminous coal for generation needs above the continuous demand level, except for meeting surges in demand requiring rapid startup and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid startup and shutdown, and therefore we have used such units principally to meet short-term surges in demand. We have increasingly used LNG-fired units and bituminous coal-fired units rather than anthracite coal-fired units to reduce the environmental impact of our generating operations. Anthracite coal is also a less efficient fuel source than bituminous coal.
      Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to add additional thermal and internal combustion units in future periods for this purpose. Such units may be completed more quickly than new nuclear units.
      The table below sets forth for each of the five years ended December 31, 2004 the amount of electricity generated by facilities linked to our grid system, and the amount of power used or lost in connection with transmission and distribution.

						% of 2004
						Gross
	2000	2001	2002	2003	2004	Generation(1)

	(Million kilowatt hours and percent)
Electricity generated at generation subsidiaries:
Nuclear	108,964	112,133	119,103	129,671	130,715	38.2
Thermal:
Coal	99,428	112,257	119,665	121,931	128,547	37.6
Oil	18,888	21,622	17,493	16,664	16,084	4.7
LNG	1,632	1,557	1,771	1,674	733	0.7

Total thermal	119,948	135,437	138,929	140,269	145,364	42.5
Internal combustion	24,734	23,914	30,888	33,445	407	0.1
Combined cycle	—	—	—	—	47,652	13.9

Hydro	3,196	2,915	3,262	3,479	3,042	0.9

Wind	—	—	—	—	11	—

Total generation	256,842	274,398	292,182	306,866	327,191	95.6
Electricity purchased from others:
Thermal	7,144	9,589	12,242	12,178	12,137	3.5
Hydro	2,414	1,236	2,049	3,408	2,820	0.8

Total purchased	9,558	10,825	14,291	15,586	14,957	4.4
Gross generation	266,400	285,224	306,474	322,452	342,148	100.0
Auxiliary use(2)	12,328	12,980	13,728	14,226	15,268	4.5
Pumping storage(3)	2,118	2,401	2,688	2,581	1,994	0.6

Total net generation(4)	251,953	269,842	290,058	305,645	324,886	95.0

Transmission and distribution losses	11,871	12,140	12,994	13,593	14,490	4.5	(5)

(1)	Unless otherwise indicated, the percentages are based on gross generation.

(2)	Auxiliary use represents electricity consumed by generating units in the course of generation.

(3)	Pumping storage represents electricity consumed during low demand periods in order to store water which will be utilized to generate hydroelectric power during peak demand periods.

(4)	Total net generation is gross generation subtracted by auxiliary use and pumping storage.

(5)	Total transmission and distribution losses divided by total net generation.
      The table below sets forth our total capacity at the end of each period (including units generating electricity primarily for sale to us) and peak and average load in each period for each of the five years ended December 31, 2004.

	2000	2001	2002	2003	2004

	(Megawatts)
Total capacity	48,451	50,859	53,801	56,053	59,961
Peak load	41,007	43,125	45,773	47,385	51,264
Average load	30,328	32,560	34,986	36,810	39,058

KHNP
      We commenced nuclear power generation activities in 1978 when our first nuclear generating unit, Kori-1, began commercial operations. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to KHNP.
      Currently, KHNP owns and operates 19 nuclear generating units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin, and 27 hydroelectric generating units.
      The table below sets forth as of and for the year ended December 31, 2004, the number of units, installed capacity and the average capacity factor for the two types of generating facility.

		Installed	Average Capacity
	Number of Units	Capacity(1)	Factor(2)

		(Megawatts)	(Percent)
Nuclear	19	16,716	91.4
Hydroelectric	27	534	31.7

Total	46	17,250

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.

(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.
      In April 2005, another nuclear generating unit, Ulchin-6, commenced its operations. We are currently building two additional nuclear generating units, each with a 1,000-megawatt capacity at the Shin Kori site and we expect to complete these units in 2010 and 2011, respectively. In addition, we are planning to receive permission to build four additional nuclear units (Shin Kori Nos. 3 and 4 and Shin Wolsong Nos. 1 and 2).

Nuclear
      The table below sets forth certain information with respect to the nuclear generating units KHNP owned as of December 31, 2004.

	Reactor	Reactor	Turbine and	Commencement	Installed
Unit	Type(1)	Design(2)	Generation(3)	of Operations	Capacity

	(Megawatts)
Kori-1	PWR	W	GEC	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC	1985	950
Kori-4	PWR	W	GEC	1986	950
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W	1986	950
Yonggwang-2	PWR	W	W	1987	950
Yonggwang-3	PWR	H, CE	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE	H, GE	1998	1,000
Ulchin-4	PWR	H, CE	H, GE	1999	1,000
Ulchin-5	PWR	D, CE	D, GE	2004	1,000

Total nuclear(4)	—	—	—	—	16,716

(1)	PWR means pressurized light water reactor; PHWR means pressurized heavy water reactor.

(2)	W means Westinghouse Electric Company (U.S.A); AECL means Atomic Energy Canada Limited (Canada); F means Framatome (France); H means HANJUNG; CE means Combustion Engineering (U.S.A); D means Doosan Heavy Industries.

(3)	GEC means General Electric Company (UK); P means Parsons (Canada and UK); W means Westinghouse Electric Company (U.S.A); A means Alsthom (France); H means HANJUNG; GE means General Electric (U.S.A); D means Doosan Heavy Industries.

(4)	Does not include Ulchin-6, which commenced its operations in April 2005 with installed capacity of 1,000-megawatt capacity.

      The table below sets forth certain information for 2004 with respect to each nuclear generating unit KHNP owned. In 2004, the fuel cost was W6.50 per kilowatt hour.

	Average Capacity	Average Fuel
Unit	Factor	Cost Per Kwh

	(Percent)	(Won)
Kori-1	94.8%	W	5.73
Kori-2	101.9		7.66
Kori-3	91.6		6.58
Kori-4	92.0		6.06
Wolsong-1	90.3		8.07
Wolsong-2	94.9		7.62
Wolsong-3	96.4		7.69
Wolsong-4	97.4		8.04
Yonggwang-1	90.1		6.01
Yonggwang-2	90.5		6.11
Yonggwang-3	91.8		5.90
Yonggwang-4	91.5		6.72
Yonggwang-5	66.9		6.05
Yonggwang-6	76.6		5.90
Ulchin-1	93.1		5.86
Ulchin-2	91.3		5.79
Ulchin-3	94.8		5.63
Ulchin-4	103.3		4.88
Ulchin-5	102.8		10.05

Total nuclear	91.4%	W	6.50

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
      KHNP’s nuclear units experienced an average of 0.6 unplanned shutdowns per unit for the year ended December 31, 2004. In the ordinary course of operation, KHNP’s nuclear units routinely experienced damage and wear and tear and were repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operations in 1978. See Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — Inherent in the operation of nuclear power generation facilities are numerous hazards risks, any of which could result in a material loss of revenues or increased expenses”.

Hydroelectric
      The table below sets forth as of and for the year ended December 31, 2004 certain information regarding each hydroelectric plant.

				Average Capacity
				Factor for the
				Twelve Months Ended
Name (Number of Plants)	Classification	Year Built	Installed Capacity	December 31, 2004

			(Megawatts)	(Percent)
Hwacheon(4)	Dam waterway	1944	108.00	26.3
Chuncheon(2)	Dam	1965	57.60	28.8
Euiam(2)	Dam	1967	45.00	42.5
Cheongpyung(3)	Dam	1943	79.60	42.1
Paldang(4)	Dam	1973	120.00	43.8
Seomjingang(3)	Basin deviation	1945	34.80	44.7
Boseonggang(2)	Basin deviation	1937	4.50	50.0
Kwoesan(2)	Dam	1957	2.60	45.7
Anheung(3)	Dam waterway	1978	0.48	42.8
Kangreung(2)	Basin deviation	1991	82.00	—

Total hydroelectric			534.58	31.7

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

KOSEPCO
      As of December 31, 2004, KOSEPCO had 12 thermal units, including ten coal-fired units with aggregate installed capacity of 5,165 megawatts and two oil-fired units with aggregate installed capacity of 528.6 megawatts. KOSEPCO also had combined cycle and internal combustion units with aggregate installed capacity of 900 megawatts and pumped storage units with aggregate installed capacity of 600.4 megawatts. KOSEPCO had a total installed capacity of 7,194 megawatts.
      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSEPCO owned based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	13	3,240	86.6	W	20.98
Yong Hung #1, 2	0.3	1,600	59.7		11.61
Anthracite:
Yongdong #1, 2	28	325	55.3		59.38
Oil-fired:
Yosu #1, 2	28	529	47.1		63.46

Total thermal	11.5	5,694	77.1	W	25.22

      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor, and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSEPCO owned based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Combined cycle and Internal Combustion:
Bundang GT #1, 2, 3, 4, 5, 6, 7, 8 / ST #1, 2	11	900	46.7	W	78.01
Pumped storage(1):
Muju #1, 2	9	600	8.8		34.55

(1)	During periods of low energy usage, these pumped storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

KOMIPO
      As of December 31, 2004, KOMIPO had 17 thermal units, including eight coal-fired units with aggregate installed capacity of 3,400 megawatts, three oil-fired units with aggregate installed capacity of 160 megawatts and six LNG-fired units with aggregate installed capacity of 1,537.5 megawatts, constituting a total installed capacity of 5,097.5 megawatts for its thermal units. KOMIPO also had 13 combined cycle and internal combustion units with aggregate installed capacity of 1,855 megawatts.
      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOMIPO owned based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	14.4	3,000	93.6	W	21.96
Anthracite:
Seocheon #1, 2	21.4	400	55.7		59.71
Oil-fired:
Jeju #1, 2, 3	5.5	160	78.7		68.41
LNG-fired:
Seoul #4, 5	35.0	388	17.6		107.82
Incheon #1, 2, 3, 4	28.9	1,150	1.3		102.72

Total thermal	19.5	5,098	63.6	W	28.40

      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOMIPO owned.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Boryeong Combined Cycle G/ T #1, 2, 3, 4, 5, 6, 7, 8, S/T #1, 2, 3, 4	5.5	1,800	45.2	W	61.37
Jeju G/T #3...	27.6	55	0.7		312.67

Total combined cycle and internal combustion	6.2	1,855	43.9	W	61.50

KOWEPO
      As of December 31, 2004, KOWEPO had ten thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and four oil-fired units with aggregate installed capacity of 1,400 megawatts, constituting a total installed capacity of 4,400 megawatts for its thermal units. KOWEPO also had 21 combined cycle units with aggregate installed capacity of 2,280 megawatts and two pumped storage units with aggregate installed capacity of 600 megawatts.
      The table below sets forth as of and for the year ended December 31, 2004 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel costs of the thermal units KOWEPO owned based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Bituminous:
Taean #1, 2, 3, 4, 5, 6	6.6	3,000	74.0	W	21.32
Oil-fired:
Pyeongtaek #1, 2, 3, 4	23.1	1,400	28.1		65.97

Total thermal	11.8	4,400	73.0	W	26.84

      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle units KOWEPO owned based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Combined cycle:
Pyeongtaek combined cycle	11.8	480	14.6	W	70.00
West Incheon combined cycle	12.5	1,800	53.8		62.77

Total combined cycle	12.4	2,280	45.6	W	63.25

Pumped storage:
Samryangjin #1	19.1	300	9.9
Samryangjin #2	19.0	300	6.9

Total pumped storage	19.1	600	8.4	W	35.21

KOSPO
      As of December 31, 2004, KOSPO had ten thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and four oil-fired units with aggregate installed capacity of 420 megawatts, constituting a total installed capacity of 3,420 megawatts for its thermal units. KOSPO also had 27 combined cycle and four internal combustion units with aggregate installed capacity of 3,745 megawatts and two pumped storage units with aggregate installed capacity of 400 megawatts and four wind power units with aggregate installed capacity of 6 megawatts.
      The table below sets forth as of and for the year ended December 31, 2004 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSPO owned based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6	6.0	3,000	91.9	W	23.57
Oil-fired:
Youngnam #1, 2	33.2	400	51.2		47.10
Nam Jeju #1, 2	25.0	20	60.8		92.13

Total thermal	9.3	3,420	87.2	W	25.42

      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumped storage units and wind power units KOSPO owns based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Shin Incheon combined cycle #3, 4	8.3	1,800	74.6	W	60.49
Busan combined cycle #1, 2	1.3	1,800	65.0		57.59
Hallim combined cycle	8.6	105	11.1		166.26
Nam Jeju internal combustion	13.8	40	80.3		60.13

Total combined cycle and internal combustion	5.1	3,745	67.8	W	59.70

Cheongpyeong Pumped storage	25.2	400	1.8	W	46.73
Hankyung Wind	0.9	6	23.9		5.16

EWP
      As of December 31, 2004 EWP had 14 thermal units, including eight coal-fired units with aggregate installed capacity of 2,900 megawatts and six oil-fired units with aggregate installed capacity of 1,800 megawatts, constituting a total installed capacity of 4,700 megawatts for its thermal units. EWP also had 17 combined cycle and internal combustion units with aggregate installed capacity of 2,100 megawatts and two pumping storage units with aggregate installed capacity of 700 megawatts.

      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units EWP owns based upon the net amount of electricity generated.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Bituminous:
Dangjin #1, 2, 3, 4	4.6	2,000	92.6	W	21.19
Honam #1, 2	30.7	500	85.9		29.82
Anthracite:
Donghae #1, 2	5.8	400	64.0		25.47
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	28.7	1,800	47.1		59.25

Total thermal	18.8	4,700	72.0	W	32.03

      The table below sets forth as of and for the year ended December 31, 2004, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumping storage units EWP owned.

	Weighted		Average
	Average Age	Installed	Capacity	Average Fuel
	of Units	Capacity	Factor	Cost per Kwh

	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Ulsan combined cycle	8.2	1,200	22.6	W	63.62
Ilsan combined cycle	10.8	900	42.3		74.82

Total combined cycle and internal combustion	9.4	2,100	31.0	W	70.17

Pumped storage:
Sancheong #1, 2	3.2	700	9.4	W	33.55
      The high average age of the oil-fired thermal units owned by our generation subsidiaries is attributable to our historic reliance on oil-fired thermal units as our primary means of electricity generation. Since the mid-1970’s we have diversified our fuel sources and constructed fewer oil-fired thermal units than units of other types.

Power Plant Remodeling and Recommissioning
      We have in the past and our generation subsidiaries will continue to supplement our power generation capacity through remodeling or recommissioning our thermal units. The recommissioning included installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

		Power Plant Remodeling
Power Plant	Capacity	Completed, in Year	Purpose	Company

Seoincheon GT #1,7,8	225MW*3	2004	Efficiency Improvement	KOWEPO
Yeosoo #2	328.6MW	2004	Efficiency Improvement	KOSEPCO

		Power Plant Recommissioning
Power Plant	Capacity	Completed, in Year	Extension	Company

Honam #1	250MW	1998	13 years	EWP
Honam #2	250MW	1999	13 years	EWP

Purchased Power
      We purchased electricity generated by our six generation subsidiaries and some of the independent power producers through KPX since April 2, 2001. The power trading results for the year ended December 31, 2004 through KPX are as follows:

Power Trading Results

	For the Year Ended December 31, 2004

			Percentage
			of Total		Percentage of
	Items	Volume	Volume	Sales to KEPCO	Total Sales	Unit Price

		(Gigawatt hours)		(In billions of Won)		(Won/kwh)
Generation Companies	KHNP	126,609	39.8	5,075	32.2	40.08
	KOMIPO	34,010	10.7	1,895	12.0	55.71
	KOSEPCO	35,367	11.1	1,653	10.5	46.75
	KOWEPO	36,440	11.5	2,047	13.0	56.16
	KOSPO	46,694	14.7	2,738	17.4	58.64
	EWP	34,247	10.8	2,014	12.8	58.79
	Others	4,695	1.4	326	2.1	69.34

	Total	318,062	100.0	15,747	100.0	49.51

Energy Sources	Nuclear	125,142	39.3	4,984	31.7	39.83
	Bituminous coal	117,644	37.0	4,940	31.4	41.99
	Anthracite coal	5,247	1.6	276	1.8	52.66
	Oil	17,770	5.6	1,430	9.1	80.48
	LNG	965	0.3	151	1.0	156.19
	Combined cycle	46,643	14.7	3,596	22.8	77.10
	Hydro	2,382	0.7	148	0.9	62.06
	Pumped storage	1,527	0.5	179	1.1	116.97
	Others	742	0.3	43	0.2	58.35

	Total	318,062	100.0	15,747	100.0	49.51

Load	Base load	247,577	77.8	10,174	64.6	41.10
	Non-base load	70,485	22.2	5,573	35.4	79.06

	Total	318,062	100.0	15,747	100.0	49.51

Cost-Based Pool System
      We purchase electricity generated by our six generating subsidiaries and some of the independent power producers without PPAs through the KPX, which was established in April 2001, under CBP. Under the current CBP, power plants are separated into two groups, one comprising base load plants (nuclear and coal energy sources) and the other comprising non-base load plants (oil, LNG and hydro energy sources). Along with other generation companies, KHNP submits details of its production costs, which are used to determine SMP, BLMP, Non-Base Load CP and Base Load CP, to KPX. Non-Base Load CP and Base Load CP representing fixed costs of non-base load units and base load units, respectively, are settled separately from the CBP. SMP and BLMP used to calculate prices are based on the highest variable costs among the plants in operation by merit order submitted to the power pool. For details of the pool system, see “— Restructuring of the Electricity Industry in Korea — Phase II”.

      In 2004, the average settlement price of BLMP was W19.17/kWh. For the same period, the average settlement price of SMP was W55.97/kWh. The Base Load CP and Non-Base Load CP for 2004 were W20.49/kWh and W7.17/kWh, respectively.

Power purchased from Independent Power Producers with PPA
      We also purchased an aggregate of 10.5 billion kilowatt hours of electricity generated by independent power producers under existing power purchase agreements in 2004. We purchased the entire power output of a privately-owned combined cycle unit, a number of hydroelectric units owned by the Government-owned Korea Water Resources Corporation and certain other small hydroelectric and other units owned by private business, with an aggregate capacity of 4,400 megawatts as of December 31, 2004.
Transmission and Distribution
      We are currently the only company engaged in the transmission and distribution of electricity in the Republic. As of December 31, 2004, we had in operation 615 substations with an installed transformer capacity of 193,700 megavolt-amperes.
      As of December 31, 2004, the transmission system comprised approximately 28,409 circuit kilometers of lines of 765 kilovolts and others including High Voltage Direct Current (“HVDC”). As of December 31, 2004, our distribution system comprised of 78,559 MVA of transformer capacity and 7.3 million units of support with a total line length of 380,363 circuit kilometers.
      In recent years, we have invested heavily in our transmission and distribution systems to expand capacity and to increase efficiency. Current projects include increasing transmission capability for the existing transmission lines. We achieved a transmission and distribution loss factor of 4.46% in 2004.
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
      In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets.
      In 2004, KHNP purchased 100%, or 2,746 tons, of its uranium concentrates requirement under long-term supply contracts with suppliers in Australia, Canada, France, the United Kingdom, South Africa and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base price and spot market price prevailing at the time of actual delivery. Non-Korean suppliers provide the conversion and enrichment of uranium concentrates and Korean suppliers provide fabrication of fuel assemblies. Contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation with exceptions for certain fixed contract prices. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under long-term and medium-term contracts and, in part, through spot market purchases.

Coal
      As of December 31, 2004, 30.3% of our total installed generating capacity (not including capacity of others) was represented by plants burning bituminous coal and 2.1% of such generating capacity was represented by plants burning anthracite coal.
      For the year ended December 31, 2004, our generation subsidiaries purchased 46.6 million tons of bituminous coal. Most of our bituminous coal requirements are imported from China, Australia, Indonesia, Canada, Russia and the United States, with approximately 77.1% purchased under long-term contracts and 22.9% purchased on the spot market. Certain of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of the specific plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. The average cost of bituminous coal per ton purchased under such contracts was approximately W55,222 in 2004. Recently, due to increase in domestic demand in China and elsewhere in the world, the prices of bituminous coal have soared. Combined with the effects of rising shipping cost for bituminous coal, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — Increase in fuel prices will adversely affect our results of operations and profitability”.
      For the year ended December 31, 2004, our generation subsidiaries purchased 2.3 million tons of anthracite coal. Our generation subsidiaries purchase our anthracite coal requirements in Korea under long-term contracts with Korea Coal Corporation which is wholly-owned by the Government and the Korea Coal Mines Cooperative. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was approximately W79,420 in 2004.

Oil
      Our generation subsidiaries purchased approximately 27.2 million barrels of fuel oil (including gasoline for internal combustion) in 2004. We acquired approximately 40.5% of this fuel oil through competitive open bidding among five Korean refiners for three-month terms of supply. We purchased the remainder through international open bidding (including local refineries and traders) for individual cargoes. Purchase prices are based on the spot market in Singapore. The average cost per barrel was approximately W38,561 in 2004.

LNG
      For the year ended December 31, 2004, we purchased approximately 7.0 million tons of LNG from Korea Gas Corporation (“KGC”), a Korean corporation of which we own 24.5%. We entered into a 20-year LNG supply contract (the “LNG Contract”) with KGC which will expire in November 2006. Under the terms of the LNG Contract, our annual minimum purchase quantity is determined by our negotiations with KGC, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Our generation subsidiaries are under a “take-or-pay” obligation to KGC to the extent of our annual minimum purchase quantity. The annual purchase price for LNG is determined by our negotiation with KGC, subject to approval by the MOCIE. KGC imports LNG primarily from Indonesia, Malaysia, Qatar, Oman, Brunei and Australia and supplies LNG to us and other Korean gas companies. We believe quantities of LNG provided under such contract will be adequate for our generation subsidiaries’ needs for the next several years. The average cost per ton of LNG under such contract was approximately W430,392 in 2004.

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
      Demand for electricity in the Republic grew at a compounded average rate of 7.8% per annum for the five years ended December 31, 2004. According to The Bank of Korea, real GDP compounded growth rates was approximately 5.4% for the same period. The GDP growth rate was 4.6% for 2004 as compared to 3.1% in 2003.
      The rapid growth in Korea’s economy since the early 1960’s has resulted in substantial growth in the demand for electricity. While the world-wide economic recession of the early 1980’s slowed economic growth in Korea, in the latter half of the 1980’s, the Republic’s economy resumed its rapid growth, leading to substantial increases in demand for electricity. The slow economic growth in Korea in the early 1990’s resulted in a slight decline in the growth of demand for electricity. However, consumption levels, particularly during periods of peak demand, continue to press the limits of available supply. Total demand for electricity in 2001 increased by 7.6% as compared to 2000. The total demand for electricity in 2002 increased by 8.0% as compared to 2001, the total demand in 2003 increased by 5.4% as compared to 2002, and the total demand in 2004 increased by 6.3% as compared to 2003. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product (“GDP”) and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	2000	2001	2002	2003	2004

Growth in GDP (at 2000 constant prices)	8.5%	3.8%	7.0%	3.1%	4.6%
Growth in electricity consumption	11.8%	7.6%	8.0%	5.4%	6.3%
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

Demand by Class of Customers
      The table below sets forth the consumption of electric power by usage by class of customers for the periods indicated.

						% of Total
	2000	2001	2002	2003	2004	2004

		(Gigawatt hours)				(Percent)
Industrial	132,260	135,791	144,454	150,387	158,337	50.7%
Commercial	70,173	82,729	91,719	98,640	105,144	29.7%
Residential	37,102	39,211	42,278	44,572	48,615	19.6%

Total	239,535	257,731	278,451	293,599	312,096	100.0%

      Demand during the first quarter of 2005 increased by 5.7% to 84,772 million kilowatt hours as compared to the corresponding period in 2004.
      Industry is the largest user of electricity in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in the Republic, it has gradually declined as a percentage of total demand from 58.0% of total demand in 1997 to 50.7% in 2004. Demand from the industrial sector (including the agricultural sector) increased by 5.3% to 158,337 million kilowatt hours in 2004 as compared to 2003.
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

Demand from the commercial sector increased by 6.6% to 105,143 million kilowatt hours in 2004 as compared to 2003.
      In 2004, we serviced about 11 million households, or almost all of the households in the Republic. Continuing increase in demand from the residential sector is due primarily to increases in population and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 9.1% to 48,615 million kilowatt hours in 2004 as compared to 2003.

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

	2000	2001	2002	2003	2004

	(Percent)
Facility reserve ratio	16.8	15.1	15.3	18.4	15.3
Supply reserve ratio	12.4	12.9	13.9	17.1	12.2
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
Rates
      The Electricity Business Law and the Price Stabilization Act of 1975, as amended (together, the “Rate Laws”), prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our recommendations for revisions of rates or changes in the rate structure to the MOCIE. The recommendations are reviewed and, upon consultation with the Electricity Rates Expert Committee of the MOCIE and the MOFE, a final determination is made by the MOCIE. Under the Electricity Business Law, the recommendations must be reviewed by the KOREC, which was established as a regulatory agency under the amended law, prior to final determination by the MOCIE. On January 1, 2003, as part of a plan to improve the rate structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5%. On the other hand, residential and commercial rates decreased by 2.2% and 2.0%, respectively. On March 1, 2004, the MOCIE revised our rate schedule, which resulted in a 1.5% reduction of rates. Residential, commercial and educational rates decreased by 2.8%, 3.5% and 3.0%, respectively. Industrial rates were frozen at previous levels despite our request for an increase.
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
      In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of rate approvals principally as a result of declining fuel costs and higher than anticipated growth in demand. As a consequence, we implemented rate reductions averaging 7.6% in 1987, 7.6% in 1988, 7.0% in 1989 and 3.7% in 1990. However, primarily because of changes in fuel prices and growth in capital investment, and in order to encourage conservation of electricity and to secure internal cash for capital expenditures, rates were increased by an average of 4.9% in June 1991, 6.0% in February 1992, 4.2% in May 1995. More recently, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, rates were increased by 5.9% in July 1997, 6.1% in January 1998, 5.3% in November 1999 and 4.0% in November 2000 across the board. From 1997 through 2003, our actual rate of return on invested capital generally was below the rate of return assumed for the purpose of rate approvals.
      Our rate schedule is organized by types of use: principally industrial, commercial, residential, educational and agricultural. The rates charged for electricity vary among the different classes of consumers.
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
      Our current rate schedule, which was last revised as of March 1, 2004 is summarized below by type of consumer:
      Industrial. The basic charge varies from W4,020 per kilowatt to W5,070 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from W28.00 per kilowatt hour to W118.60 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the option of rate.
      Commercial. The basic charge varies from W5,170 per kilowatt to W6,130 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from W36.00 per kilowatt hour to W148.10 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the option of rate.
      Residential. Residential rates include a basic charge ranging from W370 for electricity usage of less than 100 kilowatt hours to W11,440 for electricity usage in excess of 500 kilowatt hours. Residential rates also include an energy usage charge ranging from W52.00 to W606.80 per kilowatt hour for electricity usage depending on the amount of usage and voltage.
      Educational. The basic charge varies from W4,830 per kilowatt to W5,870 per kilowatt depending on the voltage used and the option of rate. Energy usage charge varies from W50.90 per kilowatt hour to W86.20 per kilowatt hour depending on the voltage used, the season and the option of rate.
      Agricultural. The basic charge varies from W340 per kilowatt to W1,060 per kilowatt depending on the type of usage. The energy usage charge varies from W20.40 per kilowatt-hour to W36.10 per kilowatt hour depending on the type of usage.
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
      On March 1, 2004, the MOCIE further revised our rate schedule, which resulted in a 1.5% reduction in rates. Residential, commercial and educational rates decreased by 2.8%, 3.5% and 3.0%, respectively. Industrial rates were frozen at previous levels despite our request for an increase.
Power Development Strategy
      The Government released the second of Long-Term Electricity Supply and Demand Basic Plan (the “Second Basic Plan”) on December 2004. The Second Basic Plan will serve as a guideline for stable medium and long term supply of electric power and will not be spearheaded by the Government but will instead be led by generation companies
      The objectives of the Second Basic Plan include, among other things, (1) introducing a competitive market mechanism in the electricity market, (2) establishing an information-based plan to increase generating capacity, (3) ensuring participation from specialists in related areas of expertise, and (4) establishing a sustainable plan that considers the efficient consumption of electricity and ensures continuity with the first basic plan.
      The Basic Plan is subject to change depending upon a variety of factors, including demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors.

Capital Investment Program
      The table below sets forth for each year in the three-year period ended December 31, 2004, the amounts of capital expenditures (including capitalized interest) for the construction of generating, transmission and distribution facilities:

2002	2003	2004

(In billions of Won)
W6,653	W6,782	W6,287
      In accordance with the objectives of the Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 20,750 megawatts during the period from 2005 to 2016 by constructing or expanding the capacity of 9 nuclear units, 1 LNG-fired combined cycle internal combustion units, 14 coal-fired units, two oil-fired units and eight hydroelectric units and others. According to the Plan, the total capacity of all generating facilities in 2016 will be 74,660 megawatts, of which nuclear power plants will contribute 36.6%, coal-fired plants 32.9%, LNG combined plants 16.9%, oil-fired plants 6.5% and hydroelectric and other plants 7.1%.
      The table below sets forth information as to the currently estimated date of completion and installed capacity of new or expanded generating units to be completed by our generation subsidiaries according to the Basic Plan in each year through the year 2008.

Year	Number of Units	Type of Units	Total Installed Capacity

	(Megawatts)
2005	1	LNG-fired combined cycle	450.0
	1	Nuclear	1,000.0
	1	Coal-fired	500.0
2006	1	Coal-fired	500.0
	6	Pumped storage hydroelectric	1,600.0
	1	Oil-fired	100.0
2007	3	Coal-fired	1,500.0
	1	Oil-fired	100.0
2008	5	Coal-fired	2,800.0
      In the years between 2009 and 2016, our generation subsidiaries plan to complete eight nuclear units with an aggregate installed capacity of 9,600 megawatts, four coal-fired units with an aggregate installed capacity of 1,800 megawatts and two pumped storage hydroelectric units with an aggregate installed capacity of 800 megawatts.
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

      The table below sets forth for the years from 2005 to 2008, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation and transmission and distribution facilities pursuant to our generation subsidiaries’ and our capital investment program. The budgeted amounts may vary from the actual amounts of our generation subsidiaries’ capital expenditures for a variety of reasons, including the implementation of the Restructuring Plan, changes in the number of units to be constructed and the timing of such construction, changes in rates of exchange between the Won and foreign currencies, changes in interest rates and other factors.

	2005		2006		2007		2008		Total

	(In billions of Won)
Generation:
Nuclear	W	2,204	W	2,242	W	3,060	W	3,412	W	10,918
Thermal		2,499		2,899		2,236		1,415		9,049

Sub-total		4,703		5,141		5,296		4,827		19,967
Transmission and Distribution:
Transmission		1,515		2,332		2,350		2,356		8,553
Distribution		1,706		1,962		2,092		2,226		7,986
Others		396		431		449		491		1,767

Sub-total		3,617		4,725		4,891		5,073		18,306

Total	W	8,320	W	9,866	W	10,187	W	9,900	W	38,273

Environment and Community Programs
      The Environment Policy Basic Act of 1990 (as amended) and other related legislation and regulations (the “Environment Acts”), which are principally administered by the Ministry of Environment, regulate atmospheric emissions, wastewater, noise and other emissions from our thermal, hydro and internal combustion power units. We believe that our existing units are currently in compliance with in all material respects of the requirements of the Environment Acts.
      Atmospheric emissions from generating plants burning fossil fuels include, among other things, sulphur dioxide, nitrogen oxide and particulates. The Environment Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions.
      The table below sets forth the number of emission control equipment installed to coal-fired power plants by our generation subsidiaries as of December 31, 2004.

	KOSEPCO	KOMIPO	KOWEPO	KOSPO	EWP

Flue Gas Desulphurisation System	10	6	10	8	7
Selective Non-Catalytic Reduction System	—	0	—	1	2
Selective Catalytic Reduction System	4	4	—	5	3
Electrostatic Precipitation System	12	11	10	13	14
Low NO (2) Combustion System	16	16	14	16	4
      In order to comply with the current and expected standards that will be in place in the future, we intend to continue to install additional emissions control equipment. The installation of such emissions control equipment may also result in increased operating costs. The actual costs of installation and operation of such equipment will depend upon a variety of factors, including, among other things, modifications to emissions limits and the amount of power such equipment will consume.
      There has been opposition in the Republic to the construction and operation of nuclear generating units. The Act for Supporting the Communities Surrounding Power Plants addresses neighboring community concerns about generating units. Pursuant to this Act, KHNP undertook various activities to address concerns of residents of areas near nuclear units. KHNP has also dedicated a portion of its total revenues from electricity sales to community development programs, including educational, income-assistance and other programs. As a result of the amendment of the Act for Supporting the Communities Surrounding Power Plants in December 2000, however, the Government took over such public service aspects of its business. Despite these activities, community opposition to the construction and operation of nuclear units could result in a change in construction plans for nuclear units and have a material adverse effect on us.
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

Nuclear Safety
      KHNP has adopted nuclear safety as its top priority and continuously focuses on ensuring the safe and reliable operation of nuclear power plants. KHNP has been also focusing on enhancing corporate ethics and transparency in the operation of their plants.
      KHNP adopted its corporate code of ethics in September 2002 and declared its strong commitment to continuously enhance nuclear safety, develop new technologies, and improve transparency. In December 2003, KHNP also established the “Statement of Safety Policy for Nuclear Power Plants” to ensure the highest level of the safety. Furthermore, KHNP has invested about 4% to 5% of total sales into research and development for the enhancement of nuclear safety and operational performance.
      KHNP has developed diverse and comprehensive programs to monitor and ensure the safety level of nuclear power plants. To verify nuclear safety and identify the potential for safety improvements through comprehensive and systematic approaches, KHNP has been performing Periodic Safety Reviews (“PSRs”) for all operating units. PSRs have been completed for Kori units 1, 2, 3, 4 and Wolsong unit 1. PSRs for Yonggwang 1, 2, 3 and 4 are also in progress and will be finished in June 2005, in the case of Younggwang 1 and 2, and March 2006, in the case of Younggwang 3 and 4. Additionally, KHNP has conducted Probabilistic Safety Assessments (“PSAs”) for all units except Ulchin units 1 and 2 which are currently in progress and scheduled to be completed in December 2005.
      KHNP developed the Risk Monitoring System (“RIMS”) for Kori units 3 and 4 on June 2003 and is also developing systems for other nuclear power plants. It is expected that the RIMS will be very helpful for ensuring safety through the identification of risk increments due to changes in operating conditions during maintenance or equipment failures. In addition, the Severe Accident Management Guidelines (“SAMGs”) for operating nuclear power plants, except with respect to Ulchin units 1 and 2 and PHWR units, were developed and are currently being used to manage and mitigate the unlikely event of severe accidents. SAMGs for Ulchin units 1 and 2 and PHWR units are currently under development. KHNP will also enhance nuclear safety using the risk-informed approach based on PSA results. In addition, KHNP performs various safety related activities, such as Quality Assurance Audits, KHNP Nuclear Review Board reviews, KHNP operational safety review team reviews composed of external operating experts, surveillance tests and along with certain other approaches. KHNP is also actively cooperating with international nuclear organizations to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the WANO Peer Review Team, the IAEA Operational Safety Assessment Review Team and the INPO Technical Exchange Visit Team to verify nuclear safety as third party observers. KHNP also shares and exchanges operating experiences and information with such parties for the enhancement of nuclear safety.
      KHNP established systematically-organized training programs for its plant operators to maintain their operators capabilities for handling various situations including transient and abnormal conditions. To improve equipment reliability, KHNP has also reinforced the system engineering functions at nuclear sites by improving plants organization.

      KHNP has sent over 30 engineers to U.S. and Canadian stations to benchmark their engineering programs and systems to enhance engineering capabilities. Through relevant safety or integrity assessments in a proactive manner, KHNP has been implementing plant modifications and replacing major equipment. For example, alternate emergency diesel generators for common use at Kori units 1, 2, 3 and 4, Ulchin units 1 and 2 and Yonggwang units 1 and 2 will be installed in the near future to protect the plants from station blackouts.
      KHNP has also been allocating substantial resources to maintain equipment reliability and to improve overall nuclear safety and operational performance.
      Since the operational reforms and upgrades in nuclear facilities beginning in 1992, the average level of radiation dose per unit has continuously decreased to reach 0.69 man-Sv in 2004 which was lower than the global average of 1.02 man-Sv/year according to World Association of Nuclear Operations Performance Indicator Report.
      Low and Intermediate Level Wastes (“LILW”) and spent fuels are stored in temporary storage facilities at four nuclear sites. The temporary facilities for LILW of Ulchin, Wolsong, Yonggwang, Kori will reach their full capacity in 2008, 2009, 2012 and 2014, respectively.
      For temporary storage facilities of spent fuels, KHNP is pursuing projects to augment the storage capacity by installing high density racks in spent fuel pools, construction of dry storage facilities and transportation of the spent fuels between units within a plant. Accordingly, the storage capacity for spent fuel in each nuclear site will be increased to accommodate all spent fuel produced by 2016. According to the Korean Atomic Energy Committee’s Resolution in December 2004, the site selection for a LILW disposal facility is in progress and completion of construction is scheduled to be completed by 2008. The policy on spent fuel management will be decided in the future and based on national consensus through further discussions.
      On March 31, 2005, the Korean National Assembly passed a bill that specifies enhancement of the transparency of the site selection process and financial support for the local government that hosts the site for the LILW disposal facility.
      All of the KHNP’s nuclear power plants are in compliance with the standards of the International Atomic Energy Agency and safety standards and requirements under national laws and ordinances. Based on the Ministry of Science and Technology’s determination regarding safety conditions, operation of nuclear power plants can be suspended.
      Since submission of our annual report in 2004, there have been no significant safety related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.
Decommissioning
      Decommissioning of a nuclear power unit is the process whereby it is shut down at the end of its economic life, the fuel is removed and it is eventually dismantled. KHNP has adopted an immediate dismantling strategy under which dismantling would take five to ten years to commence after unit closure. Kori-1 unit, the first nuclear power plant, commenced its operation in 1978 and it is expected to cease operation by 2008. KHNP is currently reviewing a number of options, including a plan to extend its operation. The decommissioning of this first nuclear unit is not expected to commence in the near future.
      KHNP retains financial responsibility for decommissioning its units. KHNP has accumulated the decommissioning cost as in house liability since 1983. The estimated decommissioning costs of nuclear facilities based on a 1992 engineering study supplemented by management analysis and the expected decommissioning dates of its nuclear power plants. During 2003, KHNP obtained a new engineering study and updated its estimate of the expected decommissioning dates for its nuclear power plants. KHNP estimates its liability for decommissioning cost based on engineering studies provided by third parties and apply the amount prospectively. During 2004, KHNP obtained new engineering studies provided by other third parties. As a result, the new study in 2004 revised certain essential factors such as timing of cash outflows. In addition, through the adoption of Statement of Korea Accounting Standards, or SKAS, No. 17 “Provision and Contingent Liability & Asset”, other factors such as discount rate and inflation rate were also revised accordingly. For the accounting treatment of decommission-

ing costs, see Item 5 “Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Decommissioning Costs”.
Research and Development
      We maintain a research and development program concentrated on developing self-reliant core technology and leading national technology advancement program in the electric power business.
      In order to achieve the goal of bringing our electric technologies up to international standards by the first half of the 21st century, we have adopted the “Electric Technology Development Plan toward 2010” which is expected to be modified in the near future to reflect the “2015 Mid- and Long-term Strategic Management Plan” that we announced in May of 2005. This strategic plan is being implemented across all areas of our in-house research and development program. In addition, we and our six generation subsidiaries have made a Technology Road-Map to develop technologies in the area of thermal and nuclear generation.
      The basic goal of our research and development program for the year 2004 was obtaining the highest electric power technology to enable us to become a global electric power leader. To promote research and development for enhancing economical efficiency and to provide a reliable supply of electric power, we invested, as of December 31, 2004, W137 billion in research and development, W8 billion in technological development and W68 billion in building up infrastructure for the education of human resources and the development of computer equipment.
      In the field of hydroelectric and thermal power, our research and development efforts are primarily focused on developing the power technologies required for the efficient operation of thermal power plants such as our “Development of Advanced Thermal Power Plant” project using Ultra-Super Critical (USC) Technology. We also put much emphasis on enhancing plant maintenance, which has proven to be of great importance in maintaining a competitive edge in this field, through accurate damage analysis, environment-friendly inspections and various other protective and optimization measures.
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
      KHNP’s corporate vision and long-term plan is called “KHNP Vision 2020”. In order to achieve a goal for “KHNP Vision 2020” in the field of technology development. KHNP established the “Mid- and Long-term Technology Development Plan” to strategically implement research and development. KHNP is primarily focused on development of technology for enhancing the safety and economy of nuclear power plants (NPPs).
      In 2003, KHNP invested approximately W12 billion in R&D, W42 billion for the education of human resources and the development of computer equipment and W140 billion to the “Nuclear R&D fund” which is paid to the Ministry of Science and Technology in accordance with related law. In 2004, KHNP invested approximately W31 billion in R&D, W30 billion for the education of human resources and the development of computer equipment and W156 billion to the “Nuclear R&D fund”.
      In the field of electric power systems, our research and development efforts have been focused on developing the required technologies and providing the technical support for the stable and reliable operation of power systems, such as “Development of Smart Transmission System Technology”. We have developed technologies for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and power line communication.
      Concurrently with carrying on the electric power business, we are committed to developing environment-friendly technologies and are focused on developing technologies for environmental protection and new sources of energy.

      We invested approximately W196 billion in 2001, W155 billion in 2002, W178 billion in 2003, and W213 billion in 2004 on research and development. We had approximately 572 employees engaged in research and development activities as of December 31, 2004.
      In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.
      The Government has launched several long-term research and development projects to achieve a self-reliant capability in the field of power generation. We are taking a leading role in this national research and development program which includes the “Korean Next Generation Nuclear Power Plant”, “Flue Gas Desulfurization and Denitrification”, “Integrated Gasification Combined Cycle Technologies” and “Molten Carbonate Fuel Cell” development projects.
      As a result of our research over the past three years, the number of applications we have filed for intellectual property rights and grants has increased in quantity and quality. More than 600 applications were presented in Korea and abroad from 2002 through 2004.
      We also try to market the technologies we have developed by identifying key items that had market potential in light of intellectual property, overseas market condition and cost-efficiency issues. We are continuously upgrading our R&D programs to emphasize low-cost, high-efficiency research by restructuring our R&D organization and reallocating and reassigning research personnel.
Other Activities
      In January 2000, we established a telecommunication company, Powercomm, for purposes of (i) disposing of our non-core business and (ii) ensuring fair usage and competition through the efficient use of our telecommunication network. We have transferred approximately W713 billion of our fiberoptic network assets as well as approximately W36 billion of cash to Powercomm. As Powercomm has obtained a telecommunications license from the Government, it is capable of operating its telecommunication business independently. In July 2000 we sold 10.5% of our equity interest in Powercomm and in December 2002 we further sold approximately 45.5% of our equity interest, including our management right in Powercomm for W819 billion and in April 2003 we sold a further 1,299,000 shares of Powercomm, representing 0.87% of Powercomm’s total issued and outstanding shares of common stock to Powercomm’s employee stock ownership association. Following such sales, our current ownership interest in Powercomm is 43.1%. Depending on market conditions, we expect to dispose of our remaining equity interest in Powercomm in domestic and foreign markets. See “— Proposed Sale by Us of Certain Power Plants and Equity Interests”.
      Based on our operational experience and the full range of services, power plant construction, specialized engineering and maintenance services that we and our subsidiaries offer, we have been pursuing international power-related projects in overseas markets including the Philippines, China and the Middle-East. Currently, we are executing two major power projects, (i) a 650-megawatt oil-fired power plant in Malaya, the Philippines that we have been working on since June 1998 and (ii) a 1,200-megawatt Ilijan Combined-Cycle Power Plant project, which is a ‘Build, Operate & Transfer’ project, that we were awarded by the National Power Corporation in the Philippines through an international bid in November 1997, and which was commissioned in June 2002. The project cost of the latter project was US$710 million, for which project finance on a limited recourse basis has been provided. In addition, we were recently awarded a 100-megawatt coal-fired power plant, another ‘Build, Own & Operate’ project, in Wuzhi, China and the project construction is in progress to be completed in October, 2006. We are also carrying out a power transmission and distribution service in Libya. In addition, KEPCO is considering participating in energy resources development programs abroad to secure stable supply of fuel materials.
      The Korean Peninsula Energy Development Organization (“KEDO”) selected us as their prime contractor in March 1996 to build two units of pressurized light-water nuclear reactors with total capacity of 2,000 megawatts in North Korea. Preliminary work for the contract, which commenced in August 1997, was completed on February 2, 2000. We entered into a subcontract agreement with KEDO on December 15, 1999. Pursuant to the contract which became effective as of February 3, 2000, we commenced full-scale construction of the two pressurized light-water reactors which is scheduled to be completed within 116 months of commencement. KEDO, members of which include Korea, the United States, the European Union and Japan, etc. is responsible for financing the approximately US$4.6 billion project.
      The KEDO project, due to heightened tension in the international arena by such factors as the announcement of reactivation of North Korea’s nuclear facilities construction process, was suspended for a one-year period running from December 1, 2003 to November 30, 2004 initially. In addition, the suspension of the construction has been extended for another year, starting from December 1, 2004 to November 30, 2005. We, having inherited the light-water reactor project, are bound by contract for the period of suspension to take steps to prevent deterioration of the quality of our construction facilities or loss of profit, as well as to prepare for prompt resumption of project activities. Accordingly, we are doing our best to maintain the high quality and safety of our construction facilities, despite the fact that the project is in a dormant state, in order to optimize performance in case of a resumption of the project.
      Currently, the business and revenues of these activities are not in the aggregate material to us.
Insurance
      We maintain casualty and liability insurance against risks related to our business to the extent we consider appropriate and otherwise self-insure against such risks. We carry insurance covering key assets and equipment against certain risks, construction-in-progress, procurement in transit and directors’ and officers’ liability. These insurance and indemnity, however, cover only a portion of the assets that our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these assets.
      Risks of substantial liability arise from the operation of nuclear-fueled generating units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent it considers appropriate and otherwise self-insure against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP is also the beneficiary of a Government indemnity with respect to such risks. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights (“SDRs”, approximately US$496 million, at the rate of 1 SDR = US$1.48516 as posted on the Internet homepage of the International Monetary Fund on May 27, 2005) per single accident; provided that such limitation will not apply where KHNP intentionally caused the harm or knowingly failed to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of W50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to W50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to US$300 million on property and W50 billion on liability. The amounts and coverage of these insurance and indemnity are limited and do not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants, and material and adverse financial consequences could result from a significant accident.
      Other than KHNP, neither we nor our generation subsidiaries carry any insurance against terrorist attacks specifically.
      See Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — Insurance coverage may not be sufficient”.
Affiliated Companies
      We have four principal affiliates (companies in which we hold at least 20% and not more than 50% of the share capital) whose accounts are not required to be included in our consolidated financial statements. See Note 6 of the notes to our consolidated financial statements. The table below sets forth for each of the principal affiliates the name and year of incorporation, our percentage holding and their principal activities as of December 31, 2004.

	Year of
	Incorporation	Ownership	Principal Activities

		(Percent)
KGC	1983	24.5	Sales of liquefied natural gas
Korea District Heating Co. Ltd.	1985	26.1	Provision of heat
YTN(1)	1993	21.4	Broadcasting
Powercomm Corporation	2000	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	Disposal of power-plant ash and electric meter reading

(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.
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
      According to our consolidated financial results as of December 31, 2004, the legal reserve was W1,602 billion, the reserve for business expansion was W12,438 billion and the reserve for investment of social overhead capital was W5,092 billion.
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
      Our operations are subject to various laws and regulations relating to environmental protection and safety. See “— Environment and Community Programs”.
Proposed Sale by Us of Certain Power Plants and Equity Interests
      The Government has announced a plan to privatize Government-invested companies to increase their efficiency and to induce foreign investment in Korea. Pursuant to such plan, we sold 28.8% of the total outstanding common stock of Doosan Heavy Industries & Construction Co., Ltd., formerly HANJUNG, in 2000 and the remaining equity interest in 2001. We intend to sell all or part of our 26.1% equity interest in Korea District Heating Co., Ltd. and our 24.5% equity interest in KGC at an appropriate time in the future. See “— Affiliated Companies”. In August 2000, we completed the sale of two LNG cogeneration power plants at Anyang and Puchon, Korea, each with an installed capacity of 450 megawatts, to LG Power Company Limited, which was established by a consortium of companies, including the LG-Caltex Oil Corporation, LG-Caltex Gas Corporation, Ltd., Kukdong City Gas Co., Ltd. and Texaco Power and Gasification Global Inc. See “— Power Generation”. The sale of these two power plants was pursued independently of the Government’s restructuring plan as described below but is paving the way for the privatization of the district heating industry in Korea. We also sold all our equity interests in several Korean telecommunications companies in 1999. In March 2003, as part of our privatization plan we sold 51% of our total equity interest in, which represented in effect control of, Korea Electric Power Industrial Development Co., Ltd. for W64.7 billion. In July 2000, we sold 15,757,000 shares of Powercomm, our wholly-owned telecommunications subsidiary, representing approximately 10.5% of Powercomm’s total issued and outstanding shares of common stock. In December 2002 we sold 68,250,000 shares of Powercomm, representing approximately 45.5% of Powercomm’s total issued and outstanding shares of common stock and in April 2003 we sold 1,299,000 shares of Powercomm, representing 0.87% of Powercomm’s total issued and outstanding shares of common stock to Powercomm’s employee stock ownership association. Following such sales, our current ownership interest in Powercomm is 43.1%. In November 2003, we issued in the international capital markets US$250 million in principal amount of exchangeable bonds with a 5-year maturity, exchangeable into Powercomm shares that we own. The number of Powercomm shares to be delivered upon exercise of the exchange right by the holders of these exchangeable bonds depends on the exchange price to be determined as 120% of the future initial public offering price of Powercomm shares. Powercomm is not required to complete a qualifying public offering, which means the first listing on the Korea Exchange, the New York Stock Exchange or the NASDAQ meeting certain requirements, prior to the maturity of these exchangeable bonds. In addition, we do not guarantee the qualifying public offering of Powercomm. We are planning to sell down our remaining interest in Powercomm.
      The completion of our plans, however, is subject to, among other considerations, Government policies relating to us and market conditions. The assets proposed for sale and the related sales and earnings do not, in the aggregate, constitute a material part of our assets or results of operations.
PROPERTY, PLANTS AND EQUIPMENT
      Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See “— Business Overview — Power Generation”, “— Transmission and Distribution” and “— Capital Investment Program”. In addition, we own our corporate headquarters building complex at 167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea. The Korean government has recently announced its policy to move the headquarters of government-invested enterprises, including us, out of the Seoul metropolitan area to other provinces in Korea. See “— History and Development — Recent Developments”. As of December 31, 2004, the net book value of our property was W63,326 billion. No significant amount of our properties are leased.

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
OPERATING RESULTS
Overview
      For the years ended December 31, 2002, 2003 and 2004, we had consolidated operating revenues of W21,366 billion, W22,775 billion and W23,956 billion (US$23,143 million), principally from the sale of electricity. As we have a monopoly over the Korean electricity industry, our business is heavily regulated by the Government in terms of the rates we charge to our customers for the electricity we sell. However, our business requires high level of capital expenditures and is subject to a number of variable factors, including demand for electricity in Korea and fluctuation in costs, such as fuel prices which are determined in part by reference to currencies other than the Won.

Demand for Electricity and Rates
      Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.
      Demand for electricity in the Republic grew at a compounded average rate of 7.8% per annum for the five years ended December 31, 2004. According to The Bank of Korea, real gross domestic product (“GDP”)

compounded growth rates was approximately 5.4% for the same period. The GDP growth rate was 4.6% for 2004 as compared to 3.1% in 2003. Demand for electricity may be broken down by class of customers as follows:

•	The industrial sector is currently the largest user of electricity in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 58.0% of total demand in 1997 to 50.7% in 2004. In addition, demand from the industrial sector (including the agricultural sector) increased by 5.3% to 158,337 million kilowatt hours in 2004 as compared to 2003.

•	The commercial sector currently accounts for 33.7% of electricity consumed in Korea. Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The commercial sector has shown the highest rate of growth in demand since 1980. Demand from the commercial sector increased by 6.6% to 105,143 million kilowatt hours in 2004 as compared to 2003.

•	Demand from the residential sector increased by 9.1% to 48,615 million kilowatt hours in 2004 as compared to 2003.
      The rapid growth in Korea’s economy since the early 1960’s has resulted in substantial growth in the demand for electricity. While the world-wide economic recession of the early 1980’s slowed economic growth in Korea, in the latter half of the 1980’s, the Republic’s economy resumed its rapid growth, leading to substantial increases in demand for electricity. The slow economic growth in Korea in the early 1990’s resulted in a slight decline in the growth of demand for electricity. However, consumption levels, particularly during periods of peak demand, continue to press the limits of available supply. Total demand for electricity in 2002 increased by 8.0% as compared to 2001, the total demand in 2003 increased by 5.4% as compared to 2002, and the total demand in 2004 increased by 6.3% as compared to 2003. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product (“GDP”) and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	2000	2001	2002	2003	2004

Growth in GDP (at 2000 constant prices)	8.5%	3.8%	7.0%	3.1%	4.6	%(1)
Growth in electricity consumption	11.8%	7.6%	8.0%	5.4%	6.3%

(1)	Preliminary.
      For additional discussions of demand by class of customers, see Item 4 “Business Overview — Sales and Customers — Demand by Class of Customer”. We anticipate that demand for electricity will continue to increase in 2005.
      The Rate Laws (as defined in “Business — Sales and Customers — Rates”) prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our recommendations for revisions of rates or changes in the rate structure to the MOCIE. The recommendations are reviewed and, upon consultation with the Electricity Rates Expert Committee of the MOCIE and the MOFE, a final determination is made by the MOCIE. Under the recently amended Electricity Business Law, the recommendations must be reviewed by the Korean Electricity Commission, which was established as a regulatory agency under the amended law, prior to final determination by the MOCIE. On January 1, 2003, as part of a plan to improve the rate structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5%. On the other hand, residential and commercial rates decreased by 2.2% and 2.0%, respectively. On March 1, 2004, the MOCIE revised our rate schedule, which resulted in a 1.5% reduction of rates. Residential, commercial and educational rates decreased by 2.8%, 3.5% and 3.0%, respectively. Industry rates were frozen at previous levels despite our request for an increase. See “Business — Sales and Customers — Rates”.

Increase in Fuel Cost
      Our results of operations are affected by the cost of producing electricity which is subject to a variety of factors including in particular the cost of fuel.
      Fuel costs constituted 27.6%, 33.9% and 27.0% of our operating revenues and operating expenses, respectively, for the year ended December 31, 2004, 2003 and 2002. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a small number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. See “Business — Fuel”.
      Uranium accounted for 40.8% of our fuel requirements in 2002, 42.3% in 2003 and 40.0% in 2004. Coal accounted for 41.0% of our fuel requirements in 2002, 39.7% in 2003 and 39.3% in 2004. Oil (including diesel for internal combustion) accounted for 6.1% of our fuel requirements in 2002, 5.6% in 2003 and 5.0% in 2004. Liquefied natural gas (“LNG”) accounted for 11.1% of our fuel requirements in 2002, 11.3% in 2003 and 14.8% in 2004. These fuel requirements are measured in each case by the amount of electricity generated and does not include electricity purchased from others. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers, and supplement such supplies with purchases of fuel materials on spot markets. Substantially all of the fuel materials we utilize other than anthracite coal are purchased directly or indirectly from sources outside Korea and are paid for with currencies other than Won.
      Recently, due to increase in domestic demand in China and elsewhere in the world, the prices of bituminous coal have soared. See “Business — Fuel”. Approximately 77.1% of the combined bituminous coal requirements of our generation subsidiaries are purchased under long-term contracts and 22.9% purchased on the spot market. The average “free on board” Newcastle coal price index in 2004 was US$52.3 per ton. In March 2005, “free on board” Newcastle coal price index was US$51.9 per ton. If bituminous coal price continues to be at its current level or higher, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of the suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost. In addition, there have been recent increases in crude oil prices, that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost. Because the Government regulates the rates we charge for electricity we sell as described in “— Demand for Electricity and Rates” above, our ability to pass on such cost increases to our customers is limited. We estimate that the recent increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2005 to date. We expect fuel prices to remain at record high levels throughout 2005. Accordingly, we expect our operating income and net income may decrease significantly in 2005 and beyond compared to prior periods. See “Risk Factors — Risks Relating to Our Business — Recent increase in fuel prices will adversely affect our results of operations and profitability”.
      Nuclear power has a stable and low cost structure that forms the base load of Korea’s electricity supply. Due to significantly lower fuel costs as compared with conventional power plants, our nuclear power plants are in general operated at full capacity with only routine shutdowns for check-up and overhaul consisting of 40 to 50 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns as to its safety. After the overhaul, this nuclear power plant resumed its operations on April 6, 2004. We made up for the shortage in electricity generation resulting from stoppages of these nuclear power plants with power generated by our coal-fired power plants. Because coal-fired power plants carry higher fuel costs, our fuel cost increased further in 2004 as compared to 2003 as a result of the foregoing.

Depreciation of the Won against the U.S. dollar or the Japanese Yen
      Due to adverse economic conditions and reduced liquidity, the value of the Won in relation to the U.S. Dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998, 1999, 2000, 2001 and 2003 with the exception of a modest decline in 2002 and 2004. For fluctuations in exchange rates, see Item 3 “Key Information — Selected Financial Data — Currency Translations and Exchange Rates”. Such depreciation had a material effect on the cost of servicing our foreign currency debt and the cost of our purchases of fuel materials and equipment from overseas sources. As of December 31, 2004, approximately 27% of our debt was denominated in foreign currencies, principally in Dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in Dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to affect such purchases or service such debt. As a result, any significant depreciation of the Won against the Dollar or other foreign currencies will result in foreign exchange transaction or translation losses and adversely impact our financial condition and results of operations. See “Risk Factors — The Impact of Won depreciation may have a material adverse effect on us.”
Recent Accounting Changes
      In October 2004, Korea Accounting Standard Board issued SKAS No. 17 “Provision and Contingent Liability & Asset”. In January 2005, we decided to early adopt SKAS No. 17. Under this standard, we retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste and the same amount was recognized as a utility asset. Due to the adoption of this standard, we re-measured the liability for decommissioning costs and reflected the cumulative effect of an accounting change up to prior year into the beginning balance of retained earnings. This accounting change, which was recorded as of January 1, 2004, resulted in an increase in its utility plant, net of W1,504 billion, liability for decommissioning costs of W556 billion, deferred income tax liabilities of W261 billion and retained earnings of W687 billion, respectively. As allowed by this standard, the 2003 financial statements were not restated. For the year ended December 31, 2004, net income increased by W108 billion applying this new standard.
Critical Accounting Policies

Regulatory Accounting
      Under US GAAP, SFAS No. 71 — “Accounting for the Effects of Certain Types of Regulation” — differs in certain respects from the application of GAAP by non-regulated businesses. We are required to recognize regulatory liabilities or regulatory assets on the consolidated financial statements by a corresponding charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. If, as a result of deregulation, we no longer meet the criteria for application of SFAS No. 71, the elimination of the regulatory assets and liabilities are charged or credited to current operations.
      Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

Decommissioning Costs
      We record the fair value of estimated decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. We would also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of income.

      The decommissioning cost estimates are based on engineering studies and the expected decommissioning dates of the nuclear power plants. Actual decommissioning costs are expected to vary from these estimates because of changes in assumed dates of decommissioning, regulatory requirements, technology, costs of labor, materials and equipment. Based on the above, we believe that the accounting estimate related to decommissioning costs is a critical accounting policy.
      Under Korean GAAP, up until December 31, 2003, we recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.
      During 2004, we early adopted SKAS No. 17, “Provision and Contingent Liability & Asset”. Under this standard, we record the fair value of the liabilities for decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. We would also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of income.
      As of December 31, 2003 and 2004, we have recorded a liability of W5,091 billion and W6,259 billion, respectively, as the cost of dismantling and decontaminating existing nuclear power plants. During 2003, we updated our engineering study on the estimated decommissioning costs of our nuclear facilities and applied the amount prospectively. As a result of this change in estimate, the provision for decommissioning costs increased by W72,888 million for the year ended December 31, 2003 under Korean GAAP. In addition, during 2004, the Company updated the 2003 study and estimates for its liability for decommissioning costs based on new engineering studies (the “2004 study”) provided by other third parties. Major revisions to the 2003 study were increases in dismantling cost per power plant, cask maintenance costs for spent fuel and maintenance cost after closedown of interim storage and operating costs for radioactive wastes. In addition, the 2004 study revised the timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were the Company’s best estimates at the time the Company elected to early adopt SKAS No. 17. With the adoption of SKAS No. 17, the Company re-measured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate up to prior year into the beginning balance of retained earnings.
      Under U.S. GAAP, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003. Under this Statement, the fair value of liabilities for an asset retirement obligations for all existing long-lived assets is to be recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The corresponding amount is capitalized as part of carrying amount of the long-lived asset and expensed using a systematic and rational method over the asset’s useful life.
      In addition, as a result of change in estimate based on engineering study during 2003, the liability for decommissioning costs and the related net asset increased by W732 billion and W851 billion respectively, for the year ended December 31, 2003. As a result of this change in estimate, under U.S. GAAP, net income increased by W119 billion for the ear ended December 31, 2003. In addition, as described above, during 2004 we updated the 2003 study. Under U.S. GAAP, since we already adopted SFAS No. 143 in 2003, the impact from the 2004 study is considered as a change in estimate. As a result of this change in estimate, under U.S. GAAP, the liability for decommissioning costs and the related net asset decreased by W633 billion and W1,078 billion, respectively, for the year ended December 31, 2004. Also, net income decreased by W455 billion for the year ended December 31, 2004.
Deferred Tax Assets
      In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2004. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.
      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities at each separate taxpaying entity. Under Korean GAAP, a deferred tax asset is recognized only when its realization is probable under and an appropriate write-down of a previously recognized deferred tax asset is deducted directly from the deferred tax asset. Under U.S. GAAP, a deferred tax asset is recognized for temporary difference that will result in deductible amounts in future years and for carry forwards and a valuation allowance is recognized, if based on the weight of available evidence, it is more likely than not than some portion or all of the deferred tax asset will not be realized.

Impairment of Long-lived Assets
      Long-lived assets generally consist of property, plant and equipment and intangible assets. We review the long-lived assets for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then we may record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.
Results of Operations

2004 Compared to 2003
      In 2004, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 6.9% to W23,347 billion (US$22,555 million) from W21,834 billion in 2003, reflecting primarily a 6.3% increase in kilowatt hours of electricity sold in 2004. The increase in electricity sold was primarily attributable to a 5.3% increase in kilowatt hours of electricity sold to the industrial sector, a 9.5% increase in kilowatt hours of electricity sold to the commercial sector and a 4.9% increase in kilowatt hours of electricity sold to the residential sector.
      Operating expenses increased by 11.0% to W19,488 billion (US$18,827 million) in 2004 as compared to W17,551 billion in 2003. Of the operating expenses, our power generation, transmission, and distribution expenses, a principal component of our operating expenses, increased by 14.9% to W16,534 billion (US$15,973 million) in 2004 from W14,392 billion in 2003 primarily due to a 36.1% increase in fuel costs from W4,849 billion in 2003 to W6,599 billion (US$6,375 million) in 2004 as a result of increase in unit fuel cost and increased power generation.
      Our selling and administrative expenses increased by 4.7% to W1,294 billion (US$1,250 million) in 2004 from W1,236 billion in 2003. We believe that such increase was primarily attributable to a 12.7% increase in labor expense from W438 billion in 2003 to W493 billion (US$477 million) in 2004 and a 47.3% increase in expenses for employee benefits from W56 billion in 2003 to W83 billion (US$80 million) in 2004, which more than offset a 23.2% decrease in depreciation and amortization from W54 billion in 2003 to W41 billion (US$40 million) in 2004 and a 29.2% decrease in maintenance expense from W27 billion in 2003 to W19 billion (US$18 million) in 2004.
      As a result of these changes, our operating income for 2004 decreased by 14.5% to W4,467 billion (US$4,316 million) as compared to W5,224 billion in 2003.

      Our net non-operating results showed a gain of W232 billion (US$224 million) in 2004 as compared to a loss of W1,114 billion in 2003. Foreign currency transaction and translation gains amounted to W866 billion (US$837 million) in 2004 as compared to losses of W207 billion in 2003 primarily as a result of Won appreciation against U.S. dollar in 2004. Interest expense decreased by 11.1% from W830 billion in 2003 to W738 billion (US$713 million) in 2004 due primarily to a decrease in interest rates. The aforementioned factors more than offset the increase of net valuation loss on currency and interest rate swaps by 182% to W169 billion in 2004 (US$164 million) as compared to W93 billion in 2003.
      Our effective tax rate of 38.2% is higher than the Korean statutory tax rate of 29.7% due to recognition of deferred income tax liabilities related to equity income of affiliates. Equity income of consolidated subsidiaries is eliminated in the consolidated financial statements. However, the deferred tax liabilities are maintained without elimination because they are taxes to be paid by individual companies based on Korean (stand-alone) tax basis. In December 2003, the Government lowered the statutory tax rate from 29.7% to 27.5%, which change became effective on January 1, 2005. The tax effect arising from change in tax rate was recorded in 2003.
      As a result of the above factors, our net income increased by 24.1% to W2,883 billion (US$2,785 million) in 2004 as compared to W2,323 billion in 2003.

2003 Compared to 2002
      In 2003, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.0% to W21,834 billion from W20,406 billion in 2002, reflecting primarily a 5.4% increase in kilowatt hours of electricity sold in 2003 which was offset in part by a decrease in electricity rate as of March 1, 2003. The increase in electricity sold was primarily attributable to a 4.4% increase in kilowatt hours of electricity sold to the industrial sector, a 7.3% increase in kilowatt hours of electricity sold to the commercial sector and a 6.8% increase in kilowatt hours of electricity sold to the residential sector.
      Operating expenses increased by 7.5% to W17,551 billion in 2003 as compared to W16,319 billion in 2002. Of the operating expenses, our power generation, transmission, and distribution expenses, a principal component of our operating expenses, increased by 7.4% to W14,392 billion in 2003 from W13,405 billion in 2002 primarily due to a 10.0% increase in fuel costs as a result of increase in unit fuel cost and increased sale of electricity as well as a 13.0% increase in labor costs. On the other hand, expense for purchased power increased by 14.6% to W1,384 billion in 2003 from W1,207 billion in 2002 as a result of a 11.3% increase in kilowatt hours of power purchased for resale.
      Our selling and administrative expenses increased 6.5% to W1,236 billion in 2003 from W1,161 billion in 2002. We believe that such increase was primarily attributable to a 6.9% increase in labor expense from W410 billion in 2002 to W438 billion in 2003 and a 10.7% increase in sales commission expenses, which include fees paid for meter readings and billing, from W253 billion in 2002 to W280 billion in 2003, which more than offset a 5.3% decrease in depreciation from W57 billion in 2002 to W54 billion in 2003 and a 14.2% decrease in other commission expense from W127 billion in 2002 to W109 billion in 2003. As a result of these changes, our operating income for 2003 increased by 3.5% to W5,223 billion as compared to W5,047 billion in 2002.
      Our net non-operating results showed a loss of W1,114 billion in 2003 as compared to a gain of W124 billion in 2002. Foreign exchange transaction and translation losses amounted to W207 billion in 2003 as compared to gains of W512 billion in 2002 primarily as a result of only a slight depreciation of the U.S. dollar against the Won in 2003 as compared to a more substantial depreciation of the U.S. dollar against the Won in 2002 and an appreciation of the Japanese Yen against the Won in 2003. Gain on disposal of investments decreased by 89.6% from W433 billion in 2002 to W45 billion due to the lack of material asset sale in 2003. Valuation loss on currency and interest rate swaps amounted to W94 billion in 2003 as compared to gains of W64 billion in 2002. The aforementioned factors more than offset a decreased in the interest expense by 18.4% from W1,016 billion in 2002 to W830 billion in 2003 due primarily to a decrease in interest rates.
      Our effective tax rate of 42.9% is higher than the Korean statutory tax rate of 29.7% due to recognition of deferred income tax liabilities related to equity income of affiliates. Equity income of consolidated subsidiaries is eliminated in the consolidated financial statements. However, the deferred tax liabilities are maintained without elimination because they are the taxes to be paid by individual companies based on Korean (stand-alone) tax basis. In December 2003, the Government lowered the statutory tax rate from 29.7% to 27.5%, which change became effective on January 1, 2005. The tax effect arising from change in tax rate was recorded in 2003.
      As a result of the above factors, our net income decreased by 23.8% to W2,323 billion in 2003 as compared to W3,048 billion in 2002.
LIQUIDITY AND CAPITAL RESOURCES
      We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. As of December 31, 2004, the Company has been conducting research in preparation of implementing the revised Restructuring Plan, which the Company expects to be completed in early 2006. See Item 4 “Information on the Company — Business Overview — Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us”.
Capital Requirements
      We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was W8,800 billion in 2002, W8,318 billion in 2003, and W8,150 billion (US$7,874 million) in 2004. Total long-term debt as of December 31, 2004 (including the current portion and discount on debentures on and excluding premium on debentures) was W19,300 billion (US$18,646 million), of which W12,488 billion (US$12,065 million) was denominated in Won and the equivalent of W6,812 billion (US$6,581 million) was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were W627 billion in 2002, W618 billion in 2003, and W624 billion (US$603 billion) in 2004.
      The implementation of the Restructuring Plan and the current economic environment may result in a material change in our capital investment program. However, we expect our working capital and other capital requirements (including those of our generation subsidiaries) to continue to increase as a result of our capital investment program. The capital investment program continues to contemplate the construction of a large number of generating units and a significant expansion of our transmission and distribution systems. The construction of new generating units requires significant investments over extended periods before commencement of operations.
      We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were W6.7 trillion in 2002, W6.8 trillion in 2003, W6.3 trillion in 2004 (US$6.1 billion) and under current plans, are estimated to be approximately W7.7 trillion in 2005 and approximately W9.3 trillion in 2006.
      In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding long-term debt as of December 31, 2004 in the years ending December 31, 2005 to 2009 and thereafter are set forth in the table below:

Total	2005		2006		2007		2008		2009 and thereafter

(In billions of Won)
W19,388	W	4,228	W	3,233	W	4,168	W	3,585	W	4,174
      We have incurred interest charges (including capitalized interest) of W1,608 billion in 2002, W1,333 billion in 2003, and W1,292 billion (US$1,248 million) in 2004. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “— Capital Resources” below. The weighted average rate of interest on our debt was 6.13% for the year ended December 31, 2002, 5.78% for the year ended December 31, 2003, and 4.61% for the year ended December 31, 2004.

      We paid dividends on our common stock of W330 billion in 2002, W512 billion in 2003, and W674 billion (US$651 million) in 2004. We will pay dividends to holders of our common stock as of December 31, 2004, including the Government, of W724 billion during 2005. The Government holds shares of the same class of common stock as public stockholders. Our articles of incorporation authorize the Government and us to determine the amount of dividends paid to the Government taking into consideration various factors, including our liquidity and capital needs. Accordingly, in the past, we have typically paid dividends to the Government at rates lower than those declared to public stockholders. However, our policy, which is effective for the financial year ended December 31, 2002 and going forward, is to pay dividends to the Government at a rate equal to the dividends paid to public stockholders.
Capital Resources
      In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. As of December 31, 2004, our long-term debt, excluding the current portion thereof, as a percentage of stockholders’ equity was 37.1%. We incurred W3,383 billion of long-term debt in 2002, W5,378 billion in 2003, and W5,173 billion (US$4,999 million) in 2004. As of December 31, 2004, the current portion of long-term debt was W4,228 billion (US$4,084 million) as compared to W6,626 billion (US$6,401 million) as of December 31, 2003. As of December 31, 2004, we had W414 billion (US$400 million) of short-term borrowings as compared to W210 billion as of December 31, 2003. See Notes 16 of the notes to our consolidated financial statements.
      Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies by, among other methods, borrowing more in the Korean market where interest rates have recently declined substantially. Our foreign currency denominated long-term debt decreased from W8,073 billion as of December 31, 2003 to W6,812 billion (US$6,581 million) as of December 31, 2004. We also intend to continue to reduce the proportion of our foreign currency debt which is denominated in U.S. Dollars.
      Our ability to incur long-term debt in the future is subject to a variety of uncertainties including, among other things, the implementation of the Restructuring Plan and the amount of capital that other Korean entities may seek to raise in capital markets. Economic, political and other conditions in the Republic may also affect investor demand for our securities and those of other Korean entities. In addition, our ability to incur debt will also be affected by the Government’s policies relating to foreign currency borrowings, the liquidity of the Korean capital markets and our operating results and financial condition. Due to the adverse developments in Korea, however, the price at which such financing may be available may not be acceptable to us.
      We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the KDB Act, through KDB, own at least 51% of our capital stock, it will be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. Due to adverse economic developments in Korea, however, the share price at which such financing may be available may not be acceptable to us. See Item 3 “Key Information — Risk Factors — Risks Relating to Korea and the Global Economy — Adverse developments in Korea could adversely affect us”.
      Our total stockholders’ equity increased from W36,073 billion as of December 31, 2002 to W40,602 billion (US$39,225 million) as of December 31, 2004.
Liquidity
      Substantially all of our revenues are denominated in Won. However, as of December 31, 2004, 35.3% of our long-term debt (including the current portion thereof) was denominated in currencies other than Won. We have incurred such foreign currency debt in the past principally due to the limited availability and high cost of Won-

denominated financing in the Republic. Although we intend to continue to raise certain amounts of capital through long-term foreign currency debt, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.
      We enter into currency swap and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps, and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 23 of the notes to our consolidated financial statements. Due to the considerable amount of our long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt.
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
      Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress decreased from W9,551 billion as of December 31, 2003 to W7,517 billion (US$7,262 million) as of December 31, 2004. Fuel expense represented 22.2% and 28.3% of revenues from sale of electric power in 2003 and 2004, respectively.
      We had a working capital deficit (current liabilities minus current assets) of W4,056 billion as of December 31, 2003 and W2,291 billion (US$2,214 million) as of December 31, 2004. We have traditionally operated with a working capital deficit. In recent periods, our trade payables and other accounts payable have been significant in amount as we have met a portion of our working capital needs through deferred payment of certain types of accounts. We contemplate that we will continue to maintain substantial working capital deficits in the future.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements as of December 31, 2004.
Contractual Obligations and Commercial Commitments
      The following summarizes certain of our contractual obligations as of December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period

			Less than						After
Contractual Obligations(1)	Total		1 Year		1 - 3 Years		4 - 5 Years		5 Years

	(In billions of Won)
Long-Term Debt	W	19,388	W	4,228	W	7,401	W	5,575	W	2,184

(1)	We entered into capital lease agreements with Korea Development Leasing Corporation and others for certain computer systems. Remaining annual payments under capital and operating lease agreements as of December 31, 2004 were immaterial.
      For a description of our commercial commitments and contingent liabilities, see Notes 29 and 30 of the notes to our consolidated financial statements.
      We entered into a turnkey contract with a construction company in China to construct a combined heat and power plant in China. Under the contract, the construction period is from January 2005 to December 2006 and the contract amount is Renminbi 483 million (US$59 million), which will be paid per the percentage of completion.

      We did not have any unconditional purchase obligations as of December 31, 2004. Other long-term contractual obligations include long-term contracts to purchase fuel, including LNG, oil, bituminous coal and anthracite coal. These contracts generally have terms of three months to one year and provide for periodic price adjustments to then-market prices.
      We and our six power generation subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. are jointly and severally liable for outstanding debt as of December 31, 2004 assumed by each of these subsidiaries at the time of their spin-off on April 2, 2001 under the Commercial Code of the Republic. As of December 31, 2004, we were jointly and severally liable for the debt of our six power generation subsidiaries amounting to W1,102 billion and the six power generation subsidiaries were jointly and severally liable for the debts of KEPCO amounting to W328 billion. In March 2005, however, substantially all of the domestic bonds subject to joint and several liability were redeemed at maturity except for W265.1 billion of loans from KDB outstanding as of April 30, 2005 for which we and all of our generation subsidiaries remained jointly and severally liable. See Item 3 “Key Information — Risk Factors — Other Risks — We are jointly and severally liable for certain debt of our generation subsidiaries”. In addition, KDB, one of our major shareholders, has provided guarantees in respect of certain of KEPCO’s foreign currency debt.
      We provide debt guarantees to our foreign subsidiaries, including KEPCO Ilijan Co., in an amount not exceeding US$254 million.
      Payment guarantee and short-term credit facilities from financial instruments as of December 31, 2004 were as follows:

(i) Payment guarantee

Description	Financial Institutions	Credit Lines

		(In billions of Won or
		millions of US$)
Payment of import letter of credits	Various banks		US$1,690
Payment of customs duties	Korea Development Bank	W	4
Payment of overdraft	National Agricultural Cooperative Federation and others	W	580

(ii) Overdraft and Others

Description	Financial Institutions	Credit Lines

		(In billions of Won or
		millions of US$)
Overdraft	BNP Paribas and others		US$60
	National Agricultural Cooperative Federation and others	W	2,134
Discount on promissory note	Hana Bank and others	W	14
Other	Hana Bank and others	W	7
      We provided a promissory note of W2 billion to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract. In the event we fail to perform, we may be required to fund the promissory note, which will be repayable.
      On December 15, 1999, we entered into a subcontract arrangement with KEDO to construct two 1,000-megawatt class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and is subject to adjustment to cover any changes in the cost level. These construction projects have been temporarily suspended from December 1, 2003 due to political uncertainties surrounding the Korean peninsula. We have received cash advances from other parties, which consist of other current liability amounting to W110 billion and other long-term liability amount to W380 billion as of December 31, 2004.

      We entered into a PPA with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act of Korea and power purchased from these companies amounted to W1,141 billion, W1,055 billion and W1,020 billion for the years ended December 31, 2002, 2003 and 2004, respectively.
      We did not have any other credit lines and guarantee commitments provided to any third parties as of December 31, 2004.
      As of December 31, 2004, we were engaged in 294 lawsuits as a defendant and 46 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us was W282 billion and the total amount claimed by us was W16 billion. The outcome of these lawsuits cannot presently be determined. Our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation. For a description of our legal proceedings, see Item 8. “Financial Information — Legal Proceedings”.
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

Reconciliation to U.S. GAAP
      The following table sets forth the effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied to our financial statements instead of Korean GAAP:

	Year Ended December 31,

	2002		2003		2004		2004

	(In millions of Won and thousands of US$, except per share data)
Net income under Korean GAAP	W	3,048,105	W	2,323,425	W	2,882,522	$2,784,776
Adjustments:
Operating income:
Asset revaluation		511,787		449,971		391,618	378,338
Special depreciation		(24,246)		(21,033)		(18,370)	(17,747)
Regulated operations		175,783		170,925		7,955	7,685
Capitalized foreign currency translation		164,037		246,531		200,811	194,002
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(44,772)		(17,083)		37,282	36,018
Asset retirement obligation		—		454,589		(108,522)	(104,842)
Reserve for self-insurance		5,465		6,400		6,274	6,061
Other income (expenses):
Asset revaluation		130,210		117,795		58,974	56,974
Capitalized foreign currency translation		43,633		(20,589)		44,115	42,619
Reserve for self-insurance		(1,172)		(1,010)		(848)	(819)
Convertible bonds		—		1,344		24,298	23,474
Cumulative effect of accounting change — Asset retirement obligation		—		1,775,306		—	—
Income tax expenses — Deferred income taxes		(436,040)		(934,648)		8,435	8,149

Net income as adjusted under U.S. GAAP	W	3,572,790	W	4,551,923	W	3,534,544	$3,414,688

	As of December 31,

	2003		2004		2004

	(In millions of Won and thousands of US$)
Stockholders’ equity under Korean GAAP	W	37,781,936	W	40,602,282	$39,225,468
Adjustments:
Utility plant
Asset revaluation		(8,355,176)		(7,924,482)	(7,655,765)
Capitalized asset retirement cost		1,751,755		(1,022,249)	(987,585)
Special depreciation		38,272		19,902	19,227
Capitalized foreign currency translation		(2,016,721)		(1,771,795)	(1,711,714)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		103,371		140,653	135,883
Investment securities:
Asset revaluation		(121,977)		(102,079)	(98,618)
Deferred income taxes		2,252,961		2,316,502	2,237,950
Liabilities:
Asset retirement obligation		478,140		2,915,538	2,121,088
Regulated operation		(665,962)		(658,007)	(635,694)
Reserve for self-insurance		87,926		93,352	90,186
Convertible bonds		(43,828)		(19,530)	(18,868)
Minority interests		(127,569)		(123,099)	(118,925)

Stockholders’ equity under U.S. GAAP	W	31,163,128	W	33,746,988	$32,602,633

      Note 32 of the notes to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.
      The material differences between Korean GAAP and U.S. GAAP as applied to our consolidated statements of income relate to:
Asset Revaluation and Depreciation
      Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and Assets Revaluation Law of Korea. In connection with the revaluation, a new basis for depreciation is established. Asset revaluation is not permitted after January 1, 2001.
      Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on sale of property, plant and equipment under U.S. GAAP.
Accounting for Regulation
      US GAAP, pursuant to SFAS No. 71 — “Accounting for the Effects of Certain Types of Regulation” — differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future rates.
      The Government approves the rates that we charge to our customers. Our utility rates are designed to recover our reasonable costs plus a fair investment return. However, on April 2, 2001, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only our power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.
      We recognize a regulatory liability or regulatory asset in our consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.
      In June 2001, the MOCIE announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only the deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.
      The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over weighted-averaged useful life of property, plant and equipment.
      Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.
Liabilities for Decommissioning Costs

2002
      Under Korean GAAP, prior to January 1, 2003, we accrued for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Annual additions to the reserve were in amounts such that the expected costs would be fully accrued for at the estimated dates of decommissioning on a straight-line basis.
      Under U.S. GAAP, prior to January 1, 2003, accounting for liabilities for decommissioning costs was substantially the same as Korean GAAP.
     2003
      Under Korean GAAP, effective January 1, 2003, we adopted SKAS No. 5 “Tangible Assets.” Under this standard, we would record the fair value of the liabilities for decommissioning costs as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described under 2002) was required. Since we did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.
      Under U.S. GAAP, effective January 1, 2003, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 143 “Accounting for Asset Retirement Costs” Under SFAS No. 143, we are required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. We measure the liability at fair value when incurred and capitalize a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, we recognized a pre-tax gain as a cumulative effect of accounting change of W1,775 billion on January 1, 2003. In addition, for the year ended December 31, 2003, we recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004
      In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, we decided to early adopt SKAS No. 17. Under this standard, we retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, we re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.
      Under U.S. GAAP, we continue to apply SFAS No. 143 during 2004.
      As of and for the year ended December 31, 2004, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

•	Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when we adopted SFAS No. 143 (6.94% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when we adopted SKAS No. 17 (4.36% as of December 2004).

•	Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

•	Under U.S. GAAP, revisions to either the timing or the amount of the original estimate of the undiscounted cash flows is reflected within current year accretion expense or adjustment to the asset retirement cost as a change in estimate. Under Korean GAAP, as required by SKAS No. 17, the cumulative effect of the change in accounting included any changes in estimate that took place during 2004. Accordingly, the 2004 accretion expense under Korean GAAP does not include the change in estimate impact that is recorded within accretion expense under U.S. GAAP.
Significant Changes in U.S. GAAP
      In December 2004, the FASB issued FASB Statement No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for us for inventory costs incurred on or after January 1, 2006. We believe that the adoption of this statement will not have a significant impact on our financial position or operating results.
      In March 2005, FASB issued FIN No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. Based on our preliminary assessment, we do not believe that the adoption of FIN 47 will have a material impact on our results of operations or financial position.
Other
      Our operations are materially affected by the policies and actions of the Government. See Item 4 “Information on the Company — Business Overview — Regulation”.
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
Board of Directors
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

      The names, titles, and outside occupations, if any, of the directors as of June 29, 2005 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since

Han, Joon-Ho	(58)	President, Chairman & CEO, Standing Director	None	March 25, 2004
Chung, Tay-Ho	(56)	Standing Director	None	September 1, 2004
Lee, Hi-Taek	(56)	Chief Financial Officer, Standing Director	None	August 11, 2003
Kwon, Oh-Hyung	(54)	Standing Director	None	June 13, 2005
Kim, Young-Man	(55)	Standing Director	None	August 11, 2003
Byun, Gang	(56)	Standing Director	None	September 1, 2004
Yoon, Meng-Hyun	(55)	Standing Director	None	August 11, 2003
Chang, Sang-Hyon	(68)	Non-Standing Director	None	July 18, 2002
Moon, Chung-Sook	(49)	Non-Standing Director	Professor, Sookmyung Women’s University	March 28, 2003
Lee, Seog-Yeon	(49)	Non-Standing Director	Lawyer	August 9, 2003
Park, Chung-Boo	(63)	Non-Standing Director	Chairman, Sungto Accounting Corporation	September 8, 2004
Shin, Jae-Hyun	(58)	Non-Standing Director	Lawyer, Kim & Chang Law Firm	September 8, 2004
Kang, Eung-Seon	(55)	Non-Standing Director	Visiting Professor, Korea University	April 22, 2005
Kim, Ju-Sub	(54)	Non-Standing Director	Professor extraordinary, Yeungnam University	April 22, 2005
Kwon, Oh-Sung	(43)	Non-Standing Director	President of O’gye Farm	April 22, 2005
      Han, Joon-Ho has served as our President, Chairman & Chief Executive Officer since March 25, 2004. Mr. Han received a B.A. in law from Seoul National University and a Ph.D. in public administration from Kyunghee University. He previously served as the Chairman of the Presidential Commission on Small and Medium Enterprises.
      Chung, Tay-Ho has been a Standing Director since September 1, 2004. Mr. Chung currently serves as the Executive Vice President and previously served as the Senior Vice President of the Transmission Division. He received a B.S. in electrical engineering from Seoul National University and a Ph.D. in electrical engineering from the University of Wisconsin.
      Lee, Hi-Taek has been our Chief Financial Officer and Standing Director since August 11, 2003. Mr. Lee currently serves as the Senior Vice President of the Planning & Restructuring Division and previously served as the general manager of the Company’s Central Education Institute. Mr. Lee received a B.A. in sociology from Seoul National University.
      Kwon, Oh-Hyung has been a Standing Director since June 13, 2005. Mr. Kwon currently serves as the Senior Vice President of the General Affairs Division and previously served as the general manager of the Transmission and Substation Department. He received an M.S. in electrical engineering from Yonsei University.
      Kim, Young-Man has been a Standing Director since August 11, 2003. Mr. Kim currently serves as the Senior Vice President of the Marketing and Service Division and previously served as the general manager of the Company’s Business Supporting Department. Mr. Kim received a B.A. in business administration from International University and an M.B.A. from Hanyang University.
      Byun, Gang has been a Standing Director since September 1, 2004. Mr. Byun currently serves as the Senior Vice President of the Transmission Division and previously served as the general manager of the Transmission and Substation Department. Mr. Byun received a B.S. in electrical engineering from Chosun University.

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
      Chang, Sang-Hyon has been a Non-Standing Director since July 18, 2002. Mr. Chang previously served as a senior advisor to Onse Telecom. He received a LL.B. from Sungkyunkwan University.
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
      Lee, Seog-Yeon has been a Non-Standing Director since August 9, 2003. Mr. Lee currently serves as the Chairperson of the Anti-Corruption Committee under the Board of Audit & Inspection in Korea. Mr. Lee received a Ph.D. from the law school at Seoul National University.
      Park, Chung-Boo has been a Non-Standing Director since September 8, 2004. Mr. Park is currently the Chairman of Sungto Accounting Corporation. He received a B.A. in economics from Seoul National University and an M.A. in Economics from State University of Tennessee.
      Shin, Jae-Hyun has been a Non-standing Director since September 8, 2004. Mr. Shin is a lawyer at Kim & Chang. He received a LL.B. from Seoul National University and an M.A. in Law from New York University.
      Kang, Eung-Seon has been a Non-Standing Director since April 22, 2005. Mr. Kang is a visiting professor at Korea University. He received a B.A. in economics from Seoul National University and an M.A. in economics from the University of Hawaii.
      Kim, Ju-Sub has been a Non-Standing Director since April 22, 2005. Mr. Kim is a professor extraordinary at Yeungnam University. He received a B.A. in business administration from Yeungnam University and an M.A. in public administration from the University of Wisconsin.
      Kwon, Oh-Sung has been a Non-Standing Director since April 22, 2005. Mr. Kwon currently manages the O’gye farm in Gyeongsangnam-do. He received a B.A. and an M.A. in agriculture from Kyungpook National University.
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

Board of Auditors
      In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation, we will have three auditors, consisting of one standing auditor and two non-standing auditors. The standing auditor is appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic following a resolution at the general meeting of our shareholders. The non-standing auditors are appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors will perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings. We have selected nominees for our standing auditor and non-standing auditor positions and are awaiting their official appointment, which is expected shortly after the filing of this report.
      The names and titles of our board of and for nominees are set forth below.

Name	Age	Title

Kwak, Jin-Eob	(60)	Standing Auditor
Hwang, Suk-Hee	(60)	Non-Standing Auditor
Yang, Seung-Sook	(55)	Non-Standing Auditor
      Kwak, Jin-Eob is our Standing Auditor nominee. He received a B.A. in politics and diplomacy from Korea University and an M.A. in economics from Yonsei University. Mr. Kwak previously served as the Deputy Commissioner of National Tax Service.
      Hwang, Suk-Hee is our Non-Standing Auditor nominee. Mr. Hwang previously served as the president of Woori Credit Card Company. He received a B.A. in business administration from Korea University.
      Yang, Seoung-Sook is our Non-Standing Auditor nominee. Ms. Yang previously served as the principal of Armed Forces Nursing Academy. She received a B.A. in nursing from Chonnam National University and an M.S. in nursing administration from Hanyang University.
Board Practices
      The terms of office of our directors (including the president) and the auditors are three years.
      As required by applicable law in the Republic, our board does not maintain an audit committee or a remuneration committee. See “— Corporate Governance” below. However, we maintain a board of auditors, which is independent of our board or our management, to perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the financial and accounting audit by the registered independent public accountants.
      The president’s management contract provides for benefits upon termination of his employment. The president is only eligible for termination benefits after more than one year of continuous service. For each year’s employment with us, the payment amount for termination benefits is equal to the average value of compensation for one month.
      The terms for termination benefits for standing directors and the standing auditor are determined in accordance with our internal regulations for executive compensation. Standing directors and the standing auditor are only eligible for benefits upon termination of employment or death following one year of continuous service.
Compensation of Directors and Supervisors
      For the year ended December 31, 2004, the aggregate amount of remuneration paid and accrued to the directors and executive officers (including the statutory auditors) as a group, was W1,198 million. The aggregate amount we set aside or accrued during the year ended December 31, 2004 to provide retirement and severance benefits for our directors and executive officers, including our statutory auditors, was W23 million.
Share Ownership
      None of our directors and members of our administrative, supervisory or management bodies owns more than 0.1% of our common stock.
EMPLOYEES
      As of December 31, 2004, we had 32,557 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8.2% of our regular and non-regular employees (including employees of generation subsidiaries) are employed at our head office in Seoul.
      The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2004.

	KEPCO	KHNP	KOSEPCO	KOMIPO	KOWEPO	EWP	KOSPO	Total

Regular Employees
Administrative	4,675	610	193	187	172	190	185	6,212
Service technicians	9,453	5,271	1,208	1,692	1,203	1,523	1,350	21,859
Skilled laborers	3,945	192	76	107	67	52	47	4,486

Sub-total	18,073	6,073	1,477	1,986	1,442	1,765	1,582	32,557
Non-regular Employees	2,128	931	196	—	159	159	179	3,593

Total	20,201	7,004	1,673	1,986	1,601	1,924	1,761	36,150

Head Office Employee	1,131	768	187	266	215	189	215	2,971
% of total	5.6%	11.0%	11.2%	13.4%	13.4%	9.8%	12.2%	8.2%
Member labor	15,387	4,237	1,063	1,317	1,000	1,158	1,136	25,298
% of total	76.2%	60.5%	63.5%	66.3%	62.5%	60.2%	64.5%	70.0%
      KEPCO and each of our generation subsidiaries have separate labor unions. Approximately 70.0% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Pursuant to applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues. Since our formation in 1981, our businesses have not been interrupted by any work stoppages or strikes until early 2002. Although our relations with our employees have been good, we have experienced labor unrest as a result of changes in our businesses according to the Restructuring Plan. We faced opposition from labor in late 2000 in connection with the Restructuring Plan. However, we experienced no significant difficulties with labor in the transfer of employees in our power generation division to the newly established generation subsidiaries on or prior to April 2, 2001 in line with the Restructuring Plan. As of April 2, 2001, we had transferred 14,492 employees to our generation subsidiaries, as a result of which we had 15,036 employees as of such date. Early in 2002, employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries. See Item 3 “Key Information — Risk Factors — Risks Relating to KEPCO — The Government’s Plan for Restructuring the Electricity Industry in Korea (the “Restructuring Plan”) may have a material adverse effect on us”. However, we did not experience any interruption of our businesses because non-union employees kept the non-nuclear generation facilities running. We cannot assure that we will not have any work stoppages or strikes or other labor problems in the future.

CORPORATE GOVERNANCE
      We complied throughout the year with the corporate governance provisions of the KEPCO Act, Government-Invested Enterprise Management Basic Act, Commercial Code of Korea, Securities and Exchange Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions of the Commercial Code of Korea, except to the extent the KEPCO Act and the Government-Invested Enterprise Management Basic Act governs. In addition, as a listed company, we are subject to the Securities and Exchange Act of Korea, unless the Securities and Exchange Act of Korea otherwise provides.
Differences in Korean/ New York Stock Exchange corporate governance practices
      In November 2003, the U.S. Securities and Exchange Commission approved new corporate governance rules of the New York Stock Exchange (“NYSE”) for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies.
      U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Exchange require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting, and remuneration of officers and directors. The Korea Exchange, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing.
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
      Under the NYSE listing standards, companies are required to have an audit committee, with at least three members, composed entirely of independent directors. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the public accountant. Under the Government-Invested Enterprise Management Basic Act and the Securities and Exchange Act of Korea, we are required to maintain statutory auditors in lieu of an audit committee. The Government-Invested Enterprise Management Basic Act and government regulations require that the statutory auditors be separate from and independent of our board of directors and our management. Consistent with the application of these legal requirements, in June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act and established a board of auditors, consisting of one standing auditor and two non-standing auditors. We have selected nominees for these positions, pending their official appointment by the President of the Republic, all of whom we believe will meet the criteria of statutory auditors. Our board of auditors will oversee our financial reporting, business and legal compliance separately from the audit by the independent public accountants. Beginning in the second half of 2005, our board of auditors will perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants.
      Under the NYSE listing standards, companies are required to have a nominating/ corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Government-Invested Enterprise Management Basic Act, we are required to have a CEO nominating committee which consists of non-standing directors and ad hoc members appointed by our Board of Directors. Our standing directors and executives cannot become members of the nominating committee. There is no requirement to establish a corporate governance committee under applicable Korean law.
      Pursuant to the NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. No such requirement currently exists under applicable Korean law.
      The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.
      Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Section 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. In 2005, each foreign private issuer listed on the NYSE must submit to the NYSE an initial annual written affirmation no later than 30 days after July 31, 2005 (or August 30, 2005). In subsequent years, the annual written affirmation must be submitted within 30 days of the foreign private issuer’s filing of its annual report of Form 20-F with the SEC.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
      The following table sets forth certain information relating to certain owners of our capital stock as of April 14, 2005, the date we last closed our shareholders’ registry:

			Percentage of
Title of Class	Identity of Person or Group	Shares Owned	Class(1)

Common stock	Government(2)	345,761,554	54.0%
	Resolution & Finance Corporation	32,405,109	5.1
	National Pension Corporation	20,481,315	3.2
	KEPCO (held in the form of treasury)	11,033,050	1.7
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public(3)	231,067,545	36.1

Total		640,748,573	100.0%

(1)	Percentages are based on issued shares of common stock (including treasury stock).

(2)	Includes indirect holdings by the Republic through KDB of 192,159,940 shares (30.0%). The Government currently owns 100% of KDB.

(3)	Includes 197,239,701 shares of common stock, representing 30.8% of shares of issued common stock (including treasury stock) held by non-Koreans, including in the form of American depositary shares.
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
      In 2003, we issued 647,697 shares with par value W5,000 to the Government in return for certain fixed assets related to power distribution. These fixed assets were recorded based on the fair value of the common stock at the date of the transaction. The value of these shares were recorded as common stock of W3,238 million and paid-in capital in excess of par value of W11,425 million.
      As of December 31, 2004, the balance of short-term borrowings and long-term borrowings from KDB, one of our major shareholders, amounted to W5,024 billion and the related interest expense amounted to approximately W218 billion for the year ended December 31, 2004. As of December 31, 2004 and for the year then-ended, the balance of long-term borrowings from The Export-Import Bank of Korea amounted to W171 billion and the related interest expense amounted to approximately W7 billion. In addition, as of December 31, 2004 and for the year then-ended, the balance of long-term borrowings from the Government amounted to W50 billion and the related interest expense amounted to approximately W2 billion.
      KDB has provided a repayment guarantee amounting to W2,550 billion for some of our foreign currency debentures, which existed at the time of spin-off, but not redeemed as of December 31, 2004.
      On behalf of our affiliates, KEPCO International Hong Kong Ltd., KEPCO Philippines Corp. and KEPCO Ilijan Corp., we have provided payment guarantees of US$113 million and JPY7 billion, US$172 million and US$254 million as of December 31, 2002, 2003 and 2004, respectively, to KDB and other banks.

ITEM 8.	FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
      Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements”.
Legal Proceedings
      As of April 30, 2005, we and our generating subsidiaries were a defendant in 296 different court proceedings. As of that date, those proceedings included claims against us amounting in the aggregate of W224 billion. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us.
      Our generation subsidiaries currently and from time to time are involved in lawsuits incidental to the conduct of their business. Most of such lawsuits are based on the claim that the construction and operation of the electric generation units owned by our generation subsidiaries in the neighborhood caused impairment of fish farms. Our generation subsidiaries normally pay compensation to and for the benefit of the members of the fisheries association near our power plant complex for expected losses and damages arising from the construction and operation of its power plant in the neighborhood in advance prior to the commencement of the construction and operation. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us. We do not believe such claims or proceedings, individually or in the aggregate, have had and will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more litigation and lawsuits arising from changes in the environmental laws and regulations applicable to us and our generation subsidiaries and people’s growing demand for more compensation
Dividend Policy
      See Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Dividend Rights”. For a description of the tax consequences of dividends paid to our shareholders, see Item 10 “Additional Information — Taxation — Korean Taxes — Shares or ADSs — Dividends or the Shares of Common Stock or ADSs” and Item 10 “Additional Information — Taxation — U.S. Federal Income Tax Consideration for U.S. Persons — Tax Consequences with respect to Common Stock and ADRs — Distributions or Common Stock or ADRs”.

ITEM 9.	THE OFFER AND LISTING
Notes
      Our 4.25% Notes due 2007 (the “4.25% Notes”), 7 3/4% Debentures due April 1, 2013 (the “7 3/4% Debentures”), 6 3/8% Notes due December 1, 2003 (the “6 3/8% Notes”), Twenty Year 7.40% Amortizing Debentures, due April 1, 2016 (the “7.40% Debentures”), One Hundred Year 7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”), 6% Debentures due December 1, 2026, (the “6% Debentures”), 7% Debentures due February 1, 2027 (the “7% Debentures”), 6 3/4% Debentures due August 1, 2027 (the “6 3/4% Debentures”) and together with the 4.25% Notes, the 7 3/4% Debentures, the 6 3/8% Notes, the 7.40% Debentures, the 7.95% Debentures, the 6% Debentures, the 7% Debentures and the 6 3/4% Debentures, the “Registered Debt Securities”) are traded principally in the over-the counter market. Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service. The 6 3/8% Notes are registered on the Luxembourg, Hong Kong and Singapore stock exchanges, but we do not believe that such stock exchanges are the principal market for the 6 3/8% Notes. The 4.25% Notes and the 8 1/4% Notes are registered on the Luxembourg Stock Exchange, but we do not believe that such stock exchange is the principal market for the 4.25% Notes and the 8 1/4% Notes.
Common Stock and ADSs
      The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP”. The ADS ratio is one ADS representing one-half of one share of our common stock. As of April 14, 2005, the date we last closed our shareholders’ registry, 142,867,390 ADSs representing 71,433,695 shares of our common stock were outstanding.
The Korea Exchange
      The Korea Stock Exchange began its operations in 1956. On January 27, 2005, the Korea Exchange was established pursuant to the Korea Exchange Act through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or KOSDAQ, and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. The Stock Market Division of the Korea Exchange, formerly the Korea Stock Exchange, has a single trading floor located in Seoul. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were the members of the Korea Stock Exchange or the Korea Futures Exchange and (ii) the stockholders of the KOSDAQ.
      As of June 24, 2005, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately W466 trillion. The average daily trading volume of equity securities for 2004 was approximately 373 million shares with an average transaction value of W2.2 trillion.
      The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.
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
      The Korea Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every thirty seconds, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.
      Movements in KOSPI are set out in the following.

	Opening	High	Low	Closing

1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	504.62
2002	698.00	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005 (through June 27)	893.71	1,022.79	870.84	991.11

Source: The Korea Exchange
      Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)

less than 5,000	W	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000
      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.
      Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies.
      In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Taxation — Korean Taxation”.

      The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

		Total Market Capitalization		Average Daily Trading Volume, Value
	Number of
	Listed	(Millions of	(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,360,626	298,121,331	542,010	2,216,636	2,402,661
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005 (through June 27)	679	450,819,009	417,662,973	401,822	2,411,368	2,441,028

Source: The Korea Exchange
Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.
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
Further Opening of the Korean Securities Market
      A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Futures Market Division of the Korea Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign portfolio investment in Korean stocks.
      In addition, open new option markets for seven individual stocks (Samsung Electronics, SK Telecom, KT, KEPCO, POSCO, Kookmin Bank and Hyundai Motor Company) was opened on January 28, 2002 at the Futures Market Division of the Korea Exchange. Under the applicable regulation, non-Koreans are permitted to invest in such options for individual stocks subject to the same procedural requirements as those currently applicable to the investment in stock or stock index futures and options at the Korea Exchange.
      Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.
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
      Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Korea Exchange and in bonds which are not listed.
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
      When a customer places a sell order with a securities company which is not a member of the Korea Exchange and this securities company places a sell order with another securities company which is a member of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.
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
      Under the Securities and Exchange Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member.
      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to W50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the Depositor Protection Act with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of an occurrence of an Insolvency Event to the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.
Market Price Information

Common Stock
      Shares of our common stock are listed on the Stock Market Division of the Korea Exchange.
      The table below shows the high and low trading prices on the Stock Market Division of the Korea Exchange for our common stock since January 1, 2000.

	Price

Period	High	Low

	(In Won)
2000	36,800	22,900
2001	26,850	18,600
2002
First Quarter	26,400	20,900
Second Quarter	25,700	21,300
Third Quarter	23,200	19,800
Fourth Quarter	21,000	17,600
2003
First Quarter	18,750	17,100
Second Quarter	20,550	17,550
Third Quarter	22,250	17,900
Fourth Quarter	25,400	21,000
2004
First Quarter	22,500	20,000
Second Quarter	20,400	18,350
Third Quarter	22,400	18,400
Fourth Quarter	27,550	21,300
2005
First Quarter
January	28,550	25,500
February	28,150	26,500
March	28,150	25,900
Second Quarter (through June 24)
April	29,250	26,250
May	29,300	26,600
June (through June 24)	33,550	28,900

ADSs
      The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2000. Each ADS represents one-half of one share of our common stock.

	Price

Period	High	Low

	(In US$)
2000	18.81	9.88
2001	11.31	7.59
2002
First Quarter	10.81	8.98
Second Quarter	11.69	9.99
Third Quarter	10.92	9.06
Fourth Quarter	9.68	8.21
2003
First Quarter	8.84	7.69
Second Quarter	9.57	7.89
Third Quarter	10.67	8.54
Fourth Quarter	11.62	10.11
2004
First Quarter	11.23	9.76
Second Quarter	10.64	8.77
Third Quarter	10.96	8.97
Fourth Quarter	13.88	10.51
2005
First Quarter
January	13.81	12.44
February	14.36	13.60
March	14.88	13.16
Second Quarter (through June 24)
April	14.80	13.46
May	14.95	13.78
June (through June 24)	16.88	14.90

ITEM 10.	ADDITIONAL INFORMATION
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
Share Capital
      Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of Common Stock (“Common Shares”) and shares of non-voting preferred stock, par value W5,000 per share (“Non-Voting Shares,” and together with the Common Shares, “Shares”). Under our articles of incorporation, we are authorized to issue up to 150,000,000 Non-Voting Shares. As of April 15, 2005, 640,748,573 Common Shares were issued and no Non-Voting Shares have been issued. As of April 15, 2005, we held 11,033,050 shares of Common Stock as treasury stock. All of the issued and outstanding Common Shares are fully-paid and non-assessable, and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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
      We may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of W2,000 billion and W1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed W2,000 billion.
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

Rights of Dissenting Shareholders
      In certain limited circumstances (including, without limitation, the transfer of the whole or any significant part of our business or the merger, or consolidation upon a split-off of us with another company), dissenting holders of Shares have the right to require us to purchase their Shares. To exercise such right, shareholders must submit a written notice of their intention to dissent to us prior to the general meeting of shareholders or the class meeting of holders of Non-Voting Shares, as the case may be. Within 20 days (the “Request Period”) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one (1) month after the expiration of the Request Period. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share price on the Korea Exchange for a two-month period before the date of adoption of the relevant Board resolution, (2) the weighted average of the daily share price on the Korea Exchange for the one month period before such date and (3) the weighted average of the daily share price on the Korea Exchange for the one week period before such date. However, the FSC may adjust this price if we or at least 30% of the Shares we are obligated to purchase do not accept such purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying Common Stock and become our direct shareholders.
Transfer of Shares
      Under the Korean Commercial Code, the transfer of Shares is effected by delivery of share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our articles of incorporation, non-resident shareholders must appoint an agent authorized to receive notices on its behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADRs. Under current Korean regulations, Korean securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), future trading companies, the Korea Securities Depository, internationally recognized foreign custodians and asset management companies are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See Item 9 “The Offer and Listing”.
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
      In addition, we may acquire the Shares through purchase on the Korea Exchange or through a tender-offer. We may also acquire interests in our own Shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the Shares may not exceed the total amount available of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.
General Meeting of Shareholders
      The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year and, subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding Common Shares for at least six months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our statutory auditor, subject to a board resolution or court approval. Holders of Non-Voting Shares may only request a general meeting of shareholders once the Non-Voting Shares have become enfranchised as described under “Voting Rights” above (referred to as “Enfranchised Non-Voting Shares”). Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Securities and Exchange Act and our articles of incorporation, with respect to holders of less than 1% of the total number of issued and outstanding Shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul. Currently, we use The Seoul Shinmun and The Maeil Kyungje (The Economics Daily) published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of Enfranchised Non-Voting Shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of Non-Voting Shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.
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
      Under the Securities and Exchange Act, we must file with the FSC and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year. Copies of these reports are available for public inspection at the FSC and the Korea Exchange.
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
Disclosure of Share Ownership
      Under the Securities and Exchange Act, any person who directly or beneficially owns shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for common shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status of the holdings to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Exchange within five business days from the date of the change.
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

Reporting Requirements for Holders of Substantial Interests
      If any person whose direct beneficial ownership of (1) shares having voting rights (whether in the form of shares or ADSs), (2) certificates representing the right to subscribe for shares and (3) certain equity-related debt securities such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person, then such person is required to report the status of his holdings to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the purpose of holding such ownership interest or change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person is required to be reported to the FSC and the Korea Exchange within five business days from the date of such change.

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

Restrictions Applicable to Common Stock
      Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Exchange only through the Korea Exchange except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, (3) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends) and (4) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded. For over-the-counter transactions of shares listed on the Korea Exchange outside the Korea Exchange between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Exchange outside the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.
      The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Exchange (including Converted Shares) to register its identity with the FSS prior to making any such investment. However, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling them within three months from the date they were acquired. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Minister of Finance and Economy under the Securities and Exchange Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.
      Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the FSS at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the FSS by the securities company engaged to facilitate such transaction. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, internationally recognized foreign custodians, asset management companies, futures trading companies, foreign exchange banks (including domestic branches of foreign banks), and securities companies (including domestic branches of foreign securities companies) which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the FSS in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.
      Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository are eligible to be a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the FSS in circumstances where compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of the foreign investor.
      Under the Investment Rules, with certain exceptions, a foreign investor may acquire shares of a Korean company without being subject to any single or aggregate foreign investment ceiling. However, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate and a ceiling on acquisitions of shares by a single foreign investor provided in the articles of incorporation of such corporations. Of the Korean companies listed on the Korea Exchange, we are so designated. The FSC may increase or decrease these percentages if it deems it necessary for the public interest, protection of investors or industrial policy. Generally, the ownership of Converted Shares constitutes foreign ownership for purposes of such aggregate foreign ownership limit. However, the acquisition of Converted Shares is one of the exceptions under which foreign investors may acquire shares of designated corporations in excess of the 40% ceiling.
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
      Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors without the foreign investors having to open their own accounts with foreign exchange banks.

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

Taxation of Capital Gains
      Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note, if (i) you transfer the note to another non-resident (other than to such transferee’s permanent establishment in Korea) and (ii) you transfer the note to resident or non-resident of Korea (regardless whether the transferee’s have a permanent establishment in Korea) by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the note outside Korea is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of, subject to the production of satisfactory evidence of the acquisition cost of, and certain direct transaction costs attributable to the disposal of, the relevant notes, 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. See the discussion under “— Tax Treaties” below in Shares or ADSs for an additional explanation on treaty benefits.

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

      In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the ADS depositary. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

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
      With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Exchange if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.
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
      Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, according to a recent tax ruling issued in 2004 by the Korean tax authority regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under Korean domestic tax law to capital gains from transfer of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfer of the underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfer of ADSs would be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on the securities market overseas that is similar to the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition (i) above.
      If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “— Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

Securities Transaction Tax
      If you transfer share of common stock on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.
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
U.S. Federal Income and Estate Tax Considerations for U.S. Persons
      The following is a summary of certain U.S. Federal income and estate tax consequences for beneficial owners of the Registered Debt Securities, common stock and ADRs that are “U.S. Persons” under the Internal Revenue Code (the “Code”). Under the Code, you are a “U.S. Person” if you are any of the following for U.S. Federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income and estate tax consequences to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock and ADRs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with Registered Debt Securities, common stock or ADRs held as capital assets, and it does not represent a detailed description of the U.S. Federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax exempt organization, a person holding the Registered Debt Securities, common stock and ADRs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10% or more of our voting stock, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, an investor in a pass-through entity, or a U.S. Person whose “functional currency” is not the U.S. Dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
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
      You should consult your own tax advisor concerning the particular U.S. Federal income and estate tax consequences to you of the ownership of the Registered Debt Securities, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

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
      Although interest payments to you are currently exempt from Korean taxation, if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount (as defined below) on the ZTF Debentures, you will be required to include in income any additional amounts and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to deduct or credit such Korean tax (up to the Treaty rate), subject to applicable limitations in the Code. Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. Interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture generally will constitute foreign source income and generally will be considered “passive” income for purposes of computing the foreign tax credit (unless Korean withholding is imposed at a rate of 5% or more, in which case, for taxable years beginning before January 1, 2007, such amounts generally will be considered “high withholding tax interest” for purposes of computing the foreign tax credit). Recently enacted legislation may deny a foreign tax credit for Korean taxes imposed with respect to the notes where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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
      The amount of OID includible in income by the initial holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture (“accrued OID”) (for a discussion relevant to subsequent purchasers, see “— Market Discount” and “— Bond Premium”, below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less the aggregate of all qualified stated interest allocable to the accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments made on such ZTF Debenture (other than payment of qualified stated interest) on or before the first day of the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.
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

Distributions on Common Stock or ADRs
      The gross amount of distributions (other than certain distributions of common stock or rights to subscribe for common stock) to holders of common stock or ADRs (including amounts withheld in respect of Korean withholding taxes) will be treated as dividend income to such holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a holder as ordinary income on the day actively or constructively received by the holder, in the case of common stock, or by the Depositary, in the case of ADRs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
      With respect to non-corporate U.S. holders, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2009 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, the Company believes it is eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADRs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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
      The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You will be required to properly demonstrate to the company and the Korean tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for credit against your U.S. Federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADRs will be treated as income from sources outside the United States and will generally constitute “passive income”. Further, in certain circumstances, if you have held common stock or ADRs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common stock or ADRs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.
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

Estate and Gift Taxation
      As discussed above in “— Korean Taxes — Notes — Inheritance Tax and Gift Tax” and “Korean Taxes — Shares or ADRs — Inheritance Tax and Gift Tax,” Korea may impose an inheritance tax on your heir who receives Registered Debt Securities and ADRs and will impose an inheritance tax on an heir who receives common stock. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. Federal estate tax imposed on your estate. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

Information Reporting and Backup Withholding
      In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADRs or the proceeds received on the sale, exchange, or redemption of the Registered Debt Securities, common stock or ADRs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. Federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability.
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
      Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2004, approximately 27% of our debt was denominated in foreign currencies, principally in U.S. dollars and Yen. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.
      We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2004, fuel costs represented 28.3% of our revenue from the sale of electric power.

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
      We are also exposed to fluctuations in prices of fuel materials. In 2004, uranium accounted for 40.0% of our fuel requirements, coal accounted for 39.3%, oil (including diesel for internal combustion) accounted for 5.0% and LNG accounted for 14.8%. In 2003, measured on the same basis, uranium accounted for 42.3% of our fuel requirements, coal accounted for 41.0%, oil accounted for 5.6% and LNG accounted for 11.3%, measured in each case by the amount of electricity we generated.
      For additional discussions of our market risks, see Item 3 “Key Information — Risk Factors” and Item 5 “Operating and Financial Review and Properties — Liquidity and Capital Resources — Liquidity”.

      We have entered into the various swap contracts to hedge risks involving exchange rate foreign currency debts. Details of currency swap contracts and swaption contracts outstanding as of December 31, 2004 are as follows:

			Contract Amounts in		Contract Interest Rate
			Millions		per Annum
	Contract	Settlement
	Year	Year	Pay	Receive	Pay(%)	Receive(%)

The Sumitomo Bank Ltd.	1995	2005	US$ 286	JPY 27,000	7.68	4.15
Mizuho Co., Ltd. (formerly The Fuji Bank, Ltd.)	1995	2005	US$ 149	JPY 14,425	6M Libor+0.155	3.40
Canadian Imperial Bank of Commerce	1996	2006	US$ 97	JPY 10,000	6M Libor+0.13	3.80
JPMorgan Chase Bank	1996	2006	US$ 200	JPY 21,000	6M Libor+0.14	4.00
JPMorgan Chase Bank & Deutsche Bank (*1, *3)	2002	2007	JPY 76,700	US$ 650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY 30,400	US$ 250	1.04	3M Libor+0.75
ABN AMRO (*4)	2002	2008	KRW 181,500	US$ 150	5.95	4.625
Deutsche Bank(*2)	2003	2013	KRW 178,350	US$ 150	CD+3.3	7.75
UBS(*2)	2003	2013	KRW 148,625	US$ 125	CD+3.3	7.75
Credit Suisse First Boston(*2)	2003	2013	KRW 89,175	US$ 75	CD+3.3	7.75
ABN AMRO & Deutsche Bank(*5)	2003	2008	KRW 185,550	US$ 150	5.30	4.25
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY 23,770	US$ 200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW 177,720	US$ 150	5.12	4.75
JPMorgan Chase Bank & Credit Suisse First Boston	2004	2011	KRW 172,800	US$ 150	Within 3 years: 4.875 After 3 years: 4.875-(10.9- JPY/KRW Spot rate)	4.95
Barclays Bank PLC, London(*6)	2004	2014	KRW 106,200	US$ 100	4.5+(JPY/KRW- 11.020)	5.125
Credit Suisse First Boston(*6)	2004	2014	KRW 106,200	US$ 100	4.5+(JPY/KRW- 11.020)	5.125
UBS(*6)	2004	2014	KRW 106,200	US$ 100	4.5+(JPY/KRW- 11.020)	5.125
Barclays Bank PLC, London	2004	2014	KRW 172,875	US$ 150	5.10	5.75
Barclays Bank PLC, London	2004	2011	US$ 120	KRW 138,252	4.85	4.875
BNP PARIBAS	2004	2011	US$ 15	KRW 17,282	4.85	4.875
Hana Bank	2004	2011	US$ 15	KRW 17,282	4.85	4.875
Credit Suisse First Boston	2004	2011	US$ 100	KRW 115,210	4.85	4.875

(*1)	If the Republic of Korea declares default on its debts, the Company is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(*2)	The Company exercised a call option in addition to these swaps with FX rate of W1,056.7 in December 2004, which the Company could exchange each W5,945 million with the amounts of US$5,000,000 multiplied by Spot FX rate (KRW/ US$).

(*3)	The Company pays JPY 7,670 million which is 10% of the contract amount every March and September and will receive US$650 million in September 2007.

(*4)	The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.

(*5)	The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.

(*6)	The Company has purchased a reset option in addition to these swaps under which the Company can reset each W10,620 million to the amounts of US$10,000,000 multiplied by spot FX rate (KRW/ US$) until December 10, 2005 and the valuation for this reset option is considered in the valuation of the swaps.
      Under these currency swap contracts and swaption contracts, we recognized a valuation gain of W33 billion and a valuation loss of W322 billion in 2004.
      We have entered into the various swap contracts to hedge risks involving interest rate of foreign currency debts. Details of interest rate contracts outstanding as of December 31, 2004 are as follows:

		Contract Interest Rate per Annum
	Notional Amount
	in Millions	Pay(%)	Receive(%)	Term

JPMorgan Chase Bank	US$ 149	6.91	Libor+0.155	1995-2005
Deutsche Bank	US$ 100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$ 100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Deutsche Bank	KRW 178,350	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
UBS	KRW 148,625	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
Credit Suisse First Boston	KRW 89,175	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
Credit Suisse First Boston	KRW 50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Suisse First Boston	KRW 50,000	6.89	7.30	2002-2007
JPMorgan Chase Bank	KRW 50,000	CD-0.3	3 years: 7.75 3 years: 14.65-CD	2003-2008
Deutsche Bank	KRW 50,000	4.98	CD-0.3	2003-2005
Credit Suisse First Boston	KRW 30,000	6.09	1 year: 7.25 2 years: (5Y CMT- CD) x 5+1.5	2003-2005
Citibank	KRW 60,000	CD-0.3	7.65/2.50(*)	2002-2005
Deutsche Bank	KRW 20,000	CD-0.31	7.65/2.50(*)	2002-2005
Deutsche Bank	KRW 40,000	CD-0.37	7.65/2.50(*)	2002-2005
Kookmin Bank	KRW 20,000	5.995	CD-0.325	2002-2005
Deutsche Bank	KRW 100,000	5.995	CD-0.325	2002-2005

(*) If CD rate is equal or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.
      Under these interest rate swap contracts, we recognized a valuation gain of W121 billion and a valuation loss of W1 billion in 2004.

      The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighed-average interest rates of our short-term and long-term liabilities as of December 31, 2004 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities

	December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value

	(In Won millions except rates)
Local currency:
Fixed rate	1,479,341	1,000,358	1,370,269	990,209	1,180,194	130,259	6,150,630	6,405,119
Average weighted rate(1)	4.92%	4.98%	4.87%	4.79%	4.95%	4.90%	4.94%	—
Variable rate	1,580,533	1,724,369	1,419,896	1,263,707	577,961	66,031	6,632,497	6,430,157
Average weighted rate(1)	4.38%	4.42%	4.47%	5.21%	5.62%	4.16%	4.53%	—

Sub-total	3,059,874	2,724,727	2,790,165	2,253,916	1,758,155	196,290	12,783,127	12,835,276

Foreign currency:
Fixed rate	1,178,164	141,856	1,338,834	1,320,267	231,880	1,289,269	5,500,270	5,595,602
Average weighted rate(1)	3.56%	3.58%	4.63%	6.29%	5.97%	5.47%	4.58%	—
Variable rate	403,728	366,580	38,273	10,438	—	698,737	1,517,756	1,489,696
Average weighted rate(1)	3.70%	4.09%	4.16%	4.17%	4.17%	4.17%	4.04%	—

Sub-total	1,581,892	508,436	1,377,107	1,330,705	231,880	1,988,006	7,018,026	7,085,298

Total	4,641,766	3,233,163	4,167,272	3,584,621	1,990,035	2,184,296	19,801,153	19,920,574

Note:

(1)	Weighted average rates of the portfolio at the period end.
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
      The following modeling assumptions were made in the following sensitivity analysis:
      (1) For any one year period, the Won/ U.S. Dollar exchange rate at the beginning of such period was assumed to be W1,043.8 to US$1.00, which was the market exchange rate as of December 31, 2004. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;
      (2) The amount of foreign currency debt to be incurred by us in 2005 and 2006 was assumed to be US$300 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. Dollars with a maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one-year period and further assumed that 40.7% of our debt in 2005 and 2006 would carry floating interest rates consistent with our interest rate portfolio as of December 31, 2004; and

      (3) For any one-year period, we used prices of fuel materials in our budget for 2005 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2005 and 2006 was used.
      If the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels as of December 31, 2004, we estimate that our unrealized foreign exchange translation losses will increase by W354 billion in 2005, and by W324 billion in 2006. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 32 of the notes to our consolidated financial statements.
      In addition, if the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels as of December 31, 2004, we estimate that our Pre-tax Income will decrease by W145 billion in 2005 and by W61 billion in 2006, as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP); by W22 billion in 2005 and by W17 billion in 2006, as a result of increased interest expenses; and by W585 billion in 2005 and by W618 billion in 2006, as a result of increased fuel expenses.
      If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2004, we estimate that our Pre-tax Income will decrease by W77 billion in 2005 and by W83 billion in 2006 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.
      If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2004, we estimate that our Pre-tax Income will decrease by W721 billion in 2005 and by W762 billion in 2006.
      For comparative purposes, we also made the following modeling assumptions in June 2004 for the 2004 and 2005 sensitivity analysis that follows these assumptions:

(1) For any one year period, the Won/ U.S. Dollar exchange rate at the beginning of such period was assumed to be W1,197.80 to US$1.00, which was the market exchange rate as of December 31, 2003. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one year period;

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
      If the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels as of December 31, 2003, we estimate that our unrealized foreign exchange translation losses will increase by W517 billion in 2004, and by W469 billion in 2005. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5

“Operating and Financial Review and Prospects — Liquidity and Capital Resources — Reconciliation to U.S. GAAP” and Note 24 of the notes to our consolidated financial statements.
      In addition, if the Won depreciates against the U.S. Dollar by 10% and all other variables are held constant from their levels as of December 31, 2003, we estimate that our Pre-tax Income will decrease by W148 billion in 2004 and by W156 billion in 2005, as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP); by W30 billion in 2004 and by W28 billion in 2005, as a result of increased interest expenses; and by W529 billion in 2004 and by W562 billion in 2005, as a result of increased fuel expenses.
      If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2003, we estimate that our Pre-tax Income will decrease by W100 billion in 2004 and by W95 billion in 2005 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.
      If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2003, we estimate that our Pre-tax Income will decrease by W549 billion in 2004 and by W582 billion in 2005.
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
      For certain modifications to the rights of our debt securities, see Item 4 “Information on the Company — History and Development — Recent Developments — Debt Restructuring”. Disclosure on use of proceeds are not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
      We had developed with the assistance of a third party advisory firm, an evaluation system which is based on a suitable, recognized control framework (including the Committee of Sponsoring Organization of the Treadyway Commission framework) to enable our management to evaluate the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934) by March 31, 2005. This evaluation system would be periodically operated to identify deficiencies and weaknesses, if any, in our internal control over financial reporting, and, to the extent any significant deficiencies or material weaknesses are identified, we plan to take corrective actions, as appropriate.
      An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2004.
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
      Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.
      There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
      In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation, we will have three auditors, consisting of one standing auditor and two non-standing auditors. These auditors will perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. It is expected that our board of auditors, after its member nominees are officially appointed to their positions by the President of the Republic, will determine at least one of its members to be an “audit committee financial expert” in July 2005 as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B.	CODE OF ETHICS
      Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table sets forth the aggregate fees billed for each of the years ended December 31, 2003 and 2004 for professional services rendered by Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu, and by KPMG Samjong Accounting Corp., a member firm of KPMG International, a Swiss cooperative, respectively, our principal accountant, depending on the various types of services and a brief description of the nature of such services.

	Aggregate fees billed
	during the Year
	Ended December 31,

Type of services	2003		2004		Nature of services

	(In millions of Won)
Audit Fees	W	1,137	W	954	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		22		—	Accounting advisory service.
Tax Fees		20		78	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	W	1,179	W	1,032

      United States law and regulations in effect since May 6, 2003 generally require all engagements of the principal accountants be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. We have adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests of audit and non-audit services for us and our subsidiaries must in the first instance be submitted to our Treasury Department subject to reporting to our Chief Financial Officer. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to our Board of Directors for consideration.
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.
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

(a)	Financial Statements filed as part of this annual report
      The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

Page

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International	F-2
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Pubic Accountants of Korea Electric Power Corporation)	F-3
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-5
Report of Independent Auditors Ahn Kwon & Co. (Korea South-East Power Co., Ltd.)	F-6
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)	F-7
Report of Independent Registered Public Accounting Firm Ernst & Young Han Young, formerly Young Wha Corporation, a member firm of Ernst & Young Global (as former Independent Auditors of Korea Midland Power Co., Ltd.)
F-8
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)	F-9
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Pubic Accountants of Korea Western Power Co., Ltd.)	F-10
Report of Independent Auditors Ahn Kwon & Co. (as former Independent Auditors of Korea East-West Power Co., Ltd.)	F-11
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Pubic Accountants of Korea East-West Power Co., Ltd.)	F-12
Consolidated balance sheets as of December 31, 2003 and 2004	F-13
Consolidated statements of income for the years ended December 31, 2002, 2003 and 2004	F-15
Consolidated statements of stockholders’ equity for the years ended December 31, 2002, 2003 and 2004	F-16
Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F-18
Notes to the consolidated financial statements	F-20

(b)	Exhibits filed as part of this annual report

1.1	Articles of Incorporation (in English)*
2.1	Form of Deposit Agreement**
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)
15.1	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International
15.2	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu
15.3	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)
15.4	Consent of Ahn Kwon & Co. (Korea South-East Power Co., Ltd.)
15.5	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)
15.6	Consent of Ernst & Young Han Young, formerly Young Wha Corporation, a member firm of Ernst & Young Global (Korea Midland Power Co., Ltd.)
15.7	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)
15.8	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Western Power Co., Ltd.)
15.9	Consent of Ahn Kwon & Co. (Korea East-West Power Co., Ltd.)
15.10	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)
15.11	The Korea Electric Power Corporation Act (in English)***
15.12	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****
15.13	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****
15.14	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

*	A fair and accurate translation from Korean to English.

**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.

***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Joon-Ho Han

Name: Joon-Ho Han
Title: Chairman & Chief Executive Officer
Date: June 30, 2005

INDEX TO FINANCIAL STATEMENTS

Page

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International	F-2
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Pubic Accountants of Korea Electric Power Corporation)	F-3
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-5
Report of Independent Auditors Ahn Kwon & Co. (Korea South-East Power Co., Ltd.)	F-6
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)	F-7
 Report of Independent Auditors Registered Public Accounting Firm Ernst & Young Han Young, formerly Young Wha Corporation, a member firm of Ernst & Young Global (as former Independent Auditors of Korea Midland Power Co., Ltd.)
F-8
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)	F-9
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Pubic Accountants of Korea Western Power Co., Ltd.)	F-10
Report of Independent Auditors Ahn Kwon & Co. (as former Independent Auditors of Korea East-West Power Co., Ltd.)	F-11
Report of Independent Registered Public Accounting Firm Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Pubic Accountants of Korea East-West Power Co., Ltd.)	F-12
Consolidated balance sheets as of December 31, 2003 and 2004	F-13
Consolidated statements of income for the years ended December 31, 2002, 2003 and 2004	F-15
Consolidated statements of stockholders’ equity for the years ended December 31, 2002, 2003 and 2004	F-16
Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F-18
Notes to the consolidated financial statements	F-20

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Korea Electric Power Corporation:
      We have audited the accompanying consolidated balance sheet of Korea Electric Power Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of certain consolidated companies which financial statements reflect total assets constituting 13.1% and total operating expenses constituting 28.6% (after elimination of intercompany transactions) of the related consolidated totals for 2004. These financial statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included of those consolidated companies, is based solely on the reports of other auditors.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.
      As more fully discussed in notes 1, 20 and 28 to the consolidated financial statements, the Company changed its method of accounting for decommissioning costs in 2004.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.
      The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.
KPMG Samjong Accounting Corp.
Seoul, Korea
May 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Korea Electric Power Corporation:
      We have audited the accompanying consolidated balance sheets of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2001, 2002 and 2003 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2001 financial statements of Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea East-West Power Co., Ltd., which statements reflect 42.1 percent of the total consolidated assets as of December 31, 2001 and 33.8 percent of the consolidated revenue for the year then ended. We did not audit the 2002 financial statements of Korea Hydro & Nuclear Power Co., Ltd. and Korea Midland Power Co., Ltd., which statements reflect 31.6 percent of the consolidated assets as of December 31, 2002 and 29.2 percent of the consolidated revenue for the year then ended. We did not audit the 2003 financial statements of Korea Hydro & Nuclear Power Co., Ltd., which statements reflect 28.2 percent of the consolidated assets as of December 31, 2003 and 22.3 percent of the consolidated revenue for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors.
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
      As discussed in Note 2, in 2003, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 — “Events Occurring after the Balance Sheet Date”, stockholders’ equity increased and current liabilities decreased by W511,350 million as of December 31, 2002.
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
Deloitte HanaAnjin LLC
Seoul, Korea
May 21, 2004

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Korea Hydro & Nuclear Power Co., Ltd.:
      We have audited the accompanying balance sheet of Korea Hydro & Nuclear Power Co., Ltd. (the “Company”) as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the financial statements.
      The accompanying financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 to the financial statements.
KPMG Samjong Accounting Corp.
Seoul, Korea
March 26, 2004

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Shareholder of
Korea South-East Power Co., Ltd.
      We have audited the accompanying balance sheets of Korea South-East Power Co., Ltd. (the “Company”) as of December 31, 2004 and 2003 and the related statements of income, appropriations of retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.
      Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.
      As discussed in Note 12, most of Company’s sales have been recognized through transactions with its parent, KEPCO. Sales to KEPCO are W1,675,947 million and W1,510,381 million for the years ended December 31, 2004 and 2003, respectively, and the related trade receivables from KEPCO are W163,300 million and W126,402 million as of December 31, 2004 and 2003, respectively.
      As discussed in Note 23, the Company is in the process of privatization pursuant to the Ministry of Commerce, Industry and Energy’s Restructuring Plan of the Electric Power Industry. As part of the privatization plan, the Company plans to have a portion of its common stock publicly traded to the extent not to affect the current management rights. Accordingly, the Company amended its Articles of Incorporation and issued new shares for no consideration in October 2003. In addition, a preliminary screening review by the Korea Stock Exchange was completed in December 2003. However, due to negative market conditions, on June 8, 2004, the Company requested that the Korea Stock Exchange delay the stock listing and retrieved the stock on deposit, which was held by the Korea Securities Depository for the purpose of listing the Company’s shares. The Company intends to reopen its stock listing process when the overall stock market situation and other surrounding conditions are appropriate.
      As discussed in Note 19, the Company is involved in 25 lawsuits filed against the Company by Sam-Chun-Po Fishery Cooperative and others claiming damages totaling W85,603 million. The ultimate outcome of the lawsuits cannot be determined as of December 31, 2004.
      As discussed in Note 2, the Company has adopted Statements of Korea Accounting Standards (“SKAS”) No. 2 through No. 9 for the year ended December 31, 2003 and adopted SKAS No. 10, No. 12 and No. 13 for the year ended December 31, 2004.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for the years ended December 31, 2004 and 2003, and stockholders’ equity as of December 31, 2004 and 2003, to the extent summarized in Note 27 to the financial statements.
Ahn Kwon & Co.
Seoul, Korea
March 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of
Korea Southern Power Co., Ltd.
      We have audited the accompanying balance sheets of Korea Southern Power Co., Ltd. (the “Company”) as of December 31, 2003 and 2004, and the related statements of income, appropriations of retained earnings and cash flows for the years ended December 31, 2003 and 2004 (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with the financial accounting standards in the Republic of Korea (see Note 2).
      The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.
      As discussed in Note 15, sales and purchases to and from related parties, including Korea Electric Power Corporation and Korea Gas Corporation, amounted to W2,012,271 million and W666,313 million, respectively, for the year ended December 31, 2003 and W2,713,913 million and W1,280,091 million, respectively, for the year ended December 31, 2004. Related receivables and payables amounted to W180,214 million and W96,642 million, respectively, as of December 31, 2003 and W228,562 million and W152,091 million, respectively, as of December 31, 2004.
      As discussed in Note 2, in 2004, the Company adopted Statements of Korean Accounting Standards (“SKAS”) No. 10, 12 and 13, which are effective from January 1, 2004. Those statements provide accounting and reporting standards for inventories, construction contracts and troubled debt restructurings.
      Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to U.S. generally accepted accounting principles are set forth in Note 19 to the financial statements.
Deloitte HanaAnjin LLC
Seoul, Korea
April 19, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder of
Korea Midland Power Co., Ltd.
      We have audited the statements of income, appropriations of unappropriated retained earnings and cash flows of Korea Midland Power Co., Ltd. (the “Company”) for the year ended December 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financing reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above, present fairly, in all material respects, the appropriations of unappropriated retained earnings of Korea Midland Power Co., Ltd at December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the Republic of Korea, which differ in certain respects from U.S generally accepted accounting principles (see note 32 to the consolidated financial statements).
Ernst & Young Han Young
Seoul, Korea
April 4, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of
Korea Midland Power Co., Ltd.
      We have audited the accompanying balance sheets of Korea Midland Power Co., Ltd. (the “Company”) as of December 31, 2003 and 2004, and the related statements of income, appropriations of retained earnings and cash flows for the years then ended (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2003 and 2004, and the result of its operations, changes in its retained earnings and its cash flows for the years then ended, in conformity with Financial Accounting Standards in the Republic of Korea (see Note 2).
      The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.
      As discussed in Note 18, sales and purchases to and from related parties, including Korea Electric Power Corporation, amounted to W1,801,649 million and W427,610 million, respectively, for the year ended December 31, 2003, and W1,915,133 million and W582,205 million, respectively, for the year ended December 31, 2004. Related receivables and payables amount to W158,297 million and W61,089 million, respectively, as of December 31, 2003, and W158,656 million and W63,950 million, respectively, as of December 31, 2004.
      Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to U.S. generally accepted accounting principles are set forth in Note 24 to the financial statements.
Deloitte HanaAnjin LLC
Seoul, Korea
January 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder and Board of Directors of
Korea Western Power Co., Ltd.
      We have audited the accompanying balance sheets of Korea Western Power Co., Ltd. (the “Company”) as of December 31, 2002 and 2003, and the related statements of income, appropriations of retained earnings and cash flows for the years ended December 31, 2002 and 2003 (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of December 31, 2002 and 2003, and the results of its operations, changes in its retained earnings and its cash flows for the years ended December 31, 2002 and 2003 in conformity with the financial accounting standards as established by the Financial Supervisory Commission of the Republic of Korea (see Note 2).
      The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.
      As discussed in Note 2 to the financial statements, in 2003, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing cost, investments in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 — “Events Occurring After the Balance Sheet Date”, shareholder’s equity increased and current liabilities decreased by W44,000 million as of December 31, 2002.
      As discussed in Note 15 to the financial statements, sales and purchases to and from related parties, including Korea Electric Power Corporation, amounted to W2,039,143 million and W526,003 million, respectively, for the year ended December 31, 2002 and W2,150,905 million and W519,754 million, respectively, for the year ended December 31, 2003. Related receivables and payables amount to W181,021 million and W55,357 million, respectively, as of December 31, 2002 and W169,045 million and W58,942 million, respectively as of December 31, 2003.
      Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to U.S. generally accepted accounting principles are set forth in Note 22 to the financial statements.
Deloitte HanaAnjin LLC
Seoul, Korea
January 30, 2004

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Shareholder of
Korea East-West Power Co., Ltd.
      We have audited the accompanying balance sheets of Korea East-West Power Co., Ltd. (the “Company”) as of December 31, 2002 and 2001 and the related statements of operations, appropriations of retained earnings (disposition of deficit) and cash flows for the year ended December 31, 2002 and the period from April 2, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations, appropriations of its retained earnings (disposition of its deficit) and its cash flows for the year ended December 31, 2002 and the period from April 2, 2001 (inception) to December 31, 2001, in conformity with financial accounting standards generally accepted in the Republic of Korea .
      Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.
      As discussed in Note 15, on April 2, 2001, the Company was established as a subsidiary of Korea Electric Power Corporation (“ KEPCO”) through transfers of certain of KEPCO’s power generation-related assets and liabilities pursuant to the Restructuring Plan of the Electric Power Industry in the Republic of Korea.
      As discussed in Note 9, most of the Company’s sales have been recognized through transactions with its parent, KEPCO. Sales to KEPCO are W1,845,326 million and W1,379,068 million for the year ended December 31, 2002 and the period from April 2, 2001 to December 31, 2001, respectively. The related trade receivables from KEPCO are W142,016 million and W167,887 million and the trade payables and other liabilities to KEPCO are W56,312 million and W23,065 million as of December 31, 2002 and 2001, respectively.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2002 and the period from April 2, 2001 (inception) to December 31, 2001, and stockholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 22 to the financial statements.
Ahn Kwon & Co.
Seoul, Korea
March 27, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of
Korea East-West Power Co., Ltd.
      We have audited the accompanying balance sheet of Korea East-West Power Co., Ltd. (the “Company”) as of December 31, 2003 and the related statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The balance sheet of the Company as of December 31, 2002 and the related statements of income, appropriation of retained earnings and cash flows for the year then ended were audited by Ahn-kwon & Co., whose report dated January 25, 2003, expressed an unqualified opinion on those statements.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board(United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the result of its operations, changes in its retained earnings and its cash flows for the year then ended, in conformity with financial accounting standards as established by the Financial Supervisory Commission of Republic of Korea (see Note 2).
      The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.
      As discussed in Note 2 to the financial statements, in 2003, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial statements, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing cost, investments in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 — “Events Occurring After the Balance Sheet Date”, shareholder’s equity increased and current liabilities decreased by W30,740 million as of December 31, 2002.
      As discussed in Note 19 to the financial statements, sales and purchases to and from related parties, including Korea Electric Power Corporation, amounted to W1,876,239 million and W393,587 million, respectively, for the year ended December 31, 2002 and W1,912,679 million and W384,644 million, respectively, for the year ended December 31, 2003. Related receivables and payables amount to W170,400 million and W99,232 million, respectively, as of December 31, 2002 and W150,832 million and W46,930 million, respectively, as of December 31, 2003.
      Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to U.S. generally accepted accounting principles are set forth in Note 24 to the financial statements.
Deloitte HanaAnjin LLC
Seoul, Korea
January 30, 2004

Korea Electric Power Corporation and Subsidiaries
Consolidated Balance Sheets
December 31, 2003 and 2004

				U.S. Dollars
	Won			(Note 2)

	2003		2004	2004

	(In millions of Korean Won and in thousands of
	U.S. dollars)
ASSETS
Property, plant and equipment (notes 1, 3, 5, 17 and 31):	W	71,454,684	83,000,316	$80,185,795
Less: accumulated depreciation		(16,875,523)	(24,008,733)	(23,194,602)
Less: construction grants		(2,758,789)	(3,182,366)	(3,074,454)

		51,820,372	55,809,217	53,916,739
Construction in-progress		9,550,651	7,516,932	7,262,035

		61,371,023	63,326,149	61,178,774

Investments and others:
Long-term investment securities (note 6)		1,529,120	1,545,512	1,493,104
Long-term loans (note 7)		287,139	322,889	311,940
Long-term other accounts receivable, less discount on present value of W35,576 in 2003 and nil in 2004 and allowance for doubtful accounts of W16,013 in 2003 and nil in 2004 (note 21)		214,044	88	85
Deferred income tax assets		1,352,449	1,307,650	1,263,308
Currency and interest rate swaps (note 23)		131,429	314,755	304,082
Intangible assets (note 4)		515,993	611,958	591,207
Other non-current assets (notes 8 and 18)		242,094	256,571	247,870

		4,272,268	4,359,423	4,211,596

Current assets:
Cash and cash equivalents (notes 9 and 18)		2,050,636	1,669,497	1,612,885
Trade receivables, less allowance for doubtful accounts of W33,732 in 2003 and W38,660 in 2004 (notes 18 and 29)		1,605,355	1,705,741	1,647,900
Other accounts receivable, less allowance for doubtful accounts of W14,521 in 2003 and W22,721 in 2004 and discount on present value of nil in 2003 and W14,125 in 2004 (notes 18, 21 and 29)		458,360	494,347	477,584
Short-term investment securities (note 6)		161,596	52,168	50,399
Short-term financial instruments (note 18)		119,000	158,968	153,577
Inventories (notes 5 and 10)		1,447,998	1,708,031	1,650,112
Other current assets (notes 7, 11 and 18)		241,036	179,361	173,279

		6,083,981	5,968,113	5,765,736

Total assets	W	71,727,272	73,653,685	$71,156,106

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries
Consolidated Balance Sheets — (Continued)
December 31, 2003 and 2004

				U.S. dollars
	Won			(Note 2)

	2003		2004	2004

	(In millions of Korean Won and in thousands of
	U.S. dollars, except share data)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Preferred stock of W 5,000 par value
Authorized — 150,000,000 shares
Issued — none	W	—	—	—
Common stock of W 5,000 par value
Authorized — 1,050,000,000 shares
Issued and outstanding — 640,748,573 shares in 2003 and 2004 (note 12)		3,203,743	3,203,743	$3,095,105
Capital surplus (notes 3 and 12)		14,544,520	14,543,916	14,050,735
Retained earnings:
Appropriated (note 13)		17,899,939	19,554,340	18,891,257
Unappropriated		2,331,549	3,585,495	3,463,912
Capital adjustments including treasury stock of 101,713,050 shares in 2003 and 11,048,050 shares in 2004 (note 14)		(325,384)	(408,311)	(394,465)
Minority interest in consolidated subsidiaries		127,569	123,099	118,924

Total stockholders’ equity		37,781,936	40,602,282	39,225,468

Long-term liabilities:
Long-term borrowings (notes 17 and 29)		15,813,509	15,072,766	14,561,652
Accrual for retirement and severance benefits, net (note 19)		635,049	886,367	856,311
Liability for decommissioning costs (note 20)		5,091,070	6,259,369	6,047,115
Reserve for self-insurance		87,926	93,352	90,186
Currency and interest rate swaps (note 23)		215,100	366,508	354,080
Deferred income tax liabilities		1,446,570	1,667,842	1,611,286
Other long-term liabilities		515,839	445,731	430,616

		23,805,063	24,791,935	23,951,246

Current liabilities:
Trade payables (notes 18 and 29)		755,248	759,411	733,660
Other accounts payable (notes 18 and 29)		870,919	848,199	819,437
Short-term borrowings (notes 16 and 17)		210,169	413,609	399,584
Current portion of long-term debt (note 17)		6,625,916	4,227,710	4,084,349
Income tax payable		809,479	1,105,515	1,068,027
Accrued expenses (note 18)		317,868	256,218	247,530
Dividends payable (note 15)		2,324	2,501	2,416
Other current liabilities (notes 18 and 22)		548,350	646,305	624,389

		10,140,273	8,259,468	7,979,392

Total liabilities		33,945,336	33,051,403	31,930,638

Commitments and contingencies (note 30)
Total stockholders’ equity and liabilities	W	71,727,272	73,653,685	$71,156,106

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2002, 2003 and 2004

					U.S. Dollars
	Won				(Note 2)

	2002		2003	2004	2004

	(In millions of Korean Won and in thousands of U.S. dollars,
	except earnings per share)
Operating revenues:
Sale of electricity (note 29)	W	20,406,404	21,834,288	23,346,910	$22,555,222
Other operating revenues		959,271	940,306	608,752	588,109

		21,365,675	22,774,594	23,955,662	23,143,331

Operating expenses (notes 24, 25 and 29):
Power generation, transmission and distribution costs		13,405,043	14,391,644	16,533,729	15,973,074
Purchased power		1,207,381	1,383,818	1,411,131	1,363,280
Other operating costs		545,867	539,104	249,206	240,755
Selling and administrative expenses		1,160,601	1,236,230	1,294,122	1,250,239

		16,318,892	17,550,796	19,488,188	18,827,348

Operating income		5,046,783	5,223,798	4,467,474	4,315,983
Other income (expense):
Interest income (note 31)		90,929	99,897	89,221	86,196
Interest expense (note 31)		(1,016,422)	(829,743)	(737,839)	(712,819)
Gain (loss) on foreign currency transactions and translation, net		511,950	(206,572)	866,191	836,819
Donations		(121,379)	(185,805)	(151,982)	(146,828)
Equity income of affiliates (notes 6 and 31)		94,853	96,866	130,595	126,167
Gain on disposal of investments, net		433,151	45,244	16,585	16,023
Loss on disposal of property, plant and equipment, net		(10,991)	(14,918)	(11,186)	(10,807)
Valuation gain (loss) on currency and interest rate swaps, net (note 23)		64,008	(93,490)	(169,241)	(163,502)
Other, net		77,976	(25,388)	199,971	193,188

		124,075	(1,113,909)	232,315	224,437

Ordinary income		5,170,858	4,109,889	4,699,789	4,540,420
Income taxes (note 26)		(2,103,792)	(1,763,271)	(1,795,170)	(1,734,296)

Income before minority interest		3,067,066	2,346,618	2,904,619	2,806,124
Minority interest in net income of consolidated subsidiaries		(18,961)	(23,193)	(22,097)	(21,348)

Net income		3,048,105	2,323,425	2,882,522	2,784,776

Earnings per share (note 29)
Basic	W	4,770	3,686	4,576	$4.42
Diluted		4,770	3,677	4,510	4.36

Earnings per ADS
Basic	W	2,385	1,843	2,288	$2.21
Diluted		2,385	1,839	2,255	2.18

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2002, 2003 and 2004

	Won

	Common		Capital	Retained	Capital	Minority
	Stock		Surplus	Earnings	Adjustments	Interests	Total

	(In millions of Korean Won and in thousands of U.S. dollars)
Balances at January 1, 2002	W	3,200,504	14,905,237	15,298,791	(43,465)	172,059	33,533,126
Net income		—	—	3,048,105	—	—	3,048,105
Dividends declared		—	—	(351,432)	—	—	(351,432)
Loss on disposal of treasury stock		—	(310)	—	—	—	(310)
Gain on disposal of subsidiary’s common stock		—	(423,949)	423,949	—	—	—
Changes in minority interests		—	—	—	—	19,620	19,620
Changes in equity interests		—	2,143	—	(2,143)	—	—
Changes in treasury stock		—	—	—	7,940	—	7,940
Changes in unrealized losses on available-for-sale securities		—	—	—	(19,050)	—	(19,050)
Changes in unrealized losses on investments in affiliates		—	—	—	(51,607)	—	(51,607)
Changes in translation adjustments of foreign subsidiaries		—	—	—	(30,854)	—	(30,854)
Disposal of subsidiary’s common stock		—	—	—	982	(83,606)	(82,624)
Other		—	—	—	224	—	224

Balances at December 31, 2002		3,200,504	14,483,121	18,419,413	(137,973)	108,073	36,073,138

Net income		—	—	2,323,425	—	—	2,323,425
Dividends declared		—	—	(511,350)	—	—	(511,350)
Issuance of common stock for non-cash assets		3,239	11,425	—	—	—	14,664
Gain on disposal of treasury stock		—	5,604	—	—	—	5,604
Issuance of convertible bond		—	45,171	—	—	—	45,171
Changes in minority interests		—	—	—	—	19,496	19,496
Changes in treasury stock		—	—	—	(178,710)	—	(178,710)
Changes in unrealized losses on available-for-sale securities		—	—	—	4,820	—	4,820
Changes in unrealized losses on investments in affiliates		—	—	—	4,519	—	4,519
Changes in translation adjustments of foreign subsidiaries		—	—	—	(14,968)	—	(14,968)
Changes in losses on valuation of derivatives		—	—	—	(3,072)	—	(3,072)
Other		—	(801)	—	—	—	(801)

Balances at December 31, 2003	W	3,203,743	14,544,520	20,231,488	(325,384)	127,569	37,781,936

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2002, 2003 and 2004

	Won

	Common		Capital	Retained	Capital	Minority
	Stock		Surplus	Earnings	Adjustments	Interests	Total

	(In millions of Korean Won and in thousands of U.S. dollars)
Balances at January 1, 2004	W	3,203,743	14,544,520	20,231,488	(325,384)	127,569	37,781,936
Net income		—	—	2,882,522	—	—	2,882,522
Dividends declared		—	—	(661,537)	—	—	(661,537)
Cumulative effect of accounting change (note 28)		—	—	687,362	—	—	687,362
Change in capital surplus		—	(5)	—	—	—	(5)
Loss on disposal of treasury stock		—	(599)	—	—	—	(599)
Changes in treasury stock		—	—	—	(12,881)	—	(12,881)
Changes in unrealized losses on available-for-sale securities		—	—	—	1,140	—	1,140
Changes in unrealized losses on investments in affiliates		—	—	—	3,111	—	3,111
Changes in translation adjustments of foreign subsidiaries		—	—	—	(49,592)	—	(49,592)
Changes in losses on valuation of derivatives		—	—	—	(24,705)	—	(24,705)
Changes in minority interests		—	—	—	—	(4,470)	(4,470)

Balances at December 31, 2004	W	3,203,743	14,543,916	23,139,835	(408,311)	123,099	40,602,282

	U.S. Dollars (Note 2)

	Common	Capital	Retained	Capital	Minority
	Stock	Surplus	Earnings	Adjustments	Interests	Total

Balances at January 1, 2004	$3,095,105	14,051,319	19,545,443	(314,350)	123,243	36,500,760
Net income	—	—	2,784,776	—	—	2,784,776
Dividends declared	—	—	(639,104)	—	—	(639,104)
Cumulative effect of accounting change (note 28)	—	—	664,054	—	—	664,054
Change in capital surplus	—	(5)	—	—	—	(5)
Loss on disposal of treasury stock	—	(579)	—	—	—	(579)
Changes in treasury stock	—	—	—	(12,445)	—	(12,445)
Changes in unrealized losses on available-for-sale securities	—	—	—	1,101	—	1,101
Changes in unrealized losses on investments in affiliates	—	—	—	3,006	—	3,006
Changes in translation adjustments of foreign subsidiaries	—	—	—	(47,910)	—	(47,910)
Changes in losses on valuation of derivatives	—	—	—	(23,867)	—	(23,867)
Changes in minority interests	—	—	—	—	(4,319)	(4,319)

Balances at December 31, 2004	$3,095,105	14,050,735	22,355,169	(394,465)	118,924	39,225,468

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2003 and 2004

					U.S. Dollars
	Won				(Note 2)

	2002		2003	2004	2004

	(In millions of Korean Won and in thousands of U.S. dollars)
Cash flows from operating activities:
Net income	W	3,048,105	2,323,425	2,882,522	$2,784,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		4,906,138	5,088,736	5,448,647	5,263,885
Property, plant and equipment removal cost		256,010	245,974	199,137	192,384
Provision for severance and retirement benefits		202,763	219,762	296,978	286,908
Provision for decommissioning costs		583,372	698,400	257,295	248,570
Bad debt expense		8,602	23,178	19,982	19,304
Interest expense, net		17,192	21,273	2,931	2,832
Loss (gain) on foreign currency translation, net		(424,791)	221,104	(749,387)	(723,975)
Equity income of affiliates		(94,853)	(96,866)	(130,595)	(126,167)
Gain on disposal of investments, net		(433,151)	(45,244)	(16,585)	(16,023)
Loss on disposal of property, plant and equipment, net		10,991	14,918	11,186	10,807
Deferred income tax expense (benefit), net		220,937	8,232	(26,666)	(25,762)
Valuation loss (gain) on currency and interest rate swaps		(64,008)	93,490	169,241	163,502
Changes in assets and liabilities:
Trade receivables		(68,932)	(88,735)	(133,346)	(128,824)
Other accounts receivable		(42,383)	85,007	221,697	214,179
Inventories		(7,128)	(43,715)	(561,951)	(542,895)
Other current assets		(22,222)	(155,248)	(3,934)	(3,801)
Trade payables		44,799	(3,611)	8,909	8,607
Other accounts payable		90,129	(65,492)	58,014	56,047
Income tax payable		700,762	(459,232)	293,374	283,426
Accrued expenses		(47,472)	59,882	(50,244)	(48,540)
Other current liabilities		(171,855)	(1,258)	195,550	188,919
Other long-term liabilities		62,990	137,370	(153,229)	(148,033)
Payment of severance and retirement benefits		(15,826)	(15,084)	(18,974)	(18,331)
Payment of decommissioning costs		(13,841)	(25,264)	(67,012)	(64,740)
Payment of self-insurance		(1,171)	(1,011)	(848)	(819)
Other, net		55,330	78,052	(2,665)	(2,575)

Net cash provided by operating activities	W	8,800,487	8,318,043	8,150,027	$7,873,661

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)
For the years ended December 31, 2002, 2003 and 2004

					U.S. Dollars
	Won				(Note 2)

	2002		2003	2004	2004

	(In millions of Korean Won and in thousands of U.S. dollars)
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	W	106,821	42,515	21,475	$20,747
Receipt of construction grants		626,566	618,092	624,213	603,046
Proceeds from disposal of investment securities		430,455	116,229	350,210	338,334
Proceeds from long-term loans		183,915	87,683	15,585	15,056
Proceeds from other non-current assets		161,644	150,982	289,032	279,231
Proceeds from short-term financial instruments		437,434	356,151	166,231	160,594
Proceeds from short-term loans		11,651	45,251	21,988	21,242
Payment of long-term loans		(153,391)	(219,881)	(93,738)	(90,559)
Additions to property, plant and equipment		(6,653,066)	(6,781,993)	(6,286,531)	(6,073,356)
Acquisition of investment securities		(26,171)	(102,368)	(118,454)	(114,845)
Acquisition of intangible assets		(45,783)	(26,039)	(43,426)	(41,953)
Payment of other non-current assets		(260,175)	(165,247)	(310,738)	(300,201)
Payment of short-term financial instruments		(190,972)	(337,299)	(206,199)	(199,207)
Payment of short-term loans		(1,134)	(22,888)	(1,697)	(1,639)
Acquisition of short-term investment securities		(20,003)	(134,204)	(422)	—

Net cash used in investing activities		(5,392,209)	(6,373,016)	(5,572,471)	(5,383,510)

Cash flows from financing activities:
Proceeds from long-term debt		3,382,873	5,378,021	5,173,324	4,997,898
Repayment of long-term debt		(6,543,327)	(6,421,240)	(7,443,946)	(7,191,524)
Proceeds from (repayment of) short-term borrowings, net		(149,147)	50,229	215,998	208,674
Acquisition of treasury stock		—	(180,120)	—	—
Dividends paid		(329,659)	(511,577)	(673,626)	(650,783)
Other, net		(30,389)	(180,427)	(199,644)	(192,874)

Net cash used in financing activities		(3,669,649)	(1,865,114)	(2,927,894)	(2,828,609)

Increase (decrease) in cash and cash equivalents from changes in consolidated subsidiaries		(1,731)	(19,806)	857	828
Effect of exchange rate changes on cash and cash equivalents		(43,372)	(6,951)	(31,658)	(30,584)
Decrease (increase) in cash and cash equivalents		(306,474)	53,156	(381,139)	(368,214)
Cash and cash equivalents, at beginning of the period		2,303,954	1,997,480	2,050,636	1,981,099

Cash and cash equivalents, at end of the period	W	1,997,480	2,050,636	1,669,497	$1,612,885

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003 and 2004

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Organization and Description of Business
      Korea Electric Power Corporation (the “Company”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.
      As of December 31, 2004, the Government of the Republic of Korea, Korea Development Bank, which is wholly owned by the Korean Government, and foreign investors hold 23.97%, 29.99% and 30.10%, respectively, of the Company’s shares.
      In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries and distribution business. The privatization of power generation subsidiaries may result in change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.
      In addition, the Company was also planning to privatize its distribution business. However, the privatization of the Company’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Consolidated Financial Statements
      The Company maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements.
      Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.
      Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10, 12 and 13. The adoption of these standards did not have a significant impact on the accompanying consolidated financial statements. In addition, the Company early adopted Statement of Korea Accounting Standards No. 17 as described in notes 1(f), 1(w), 20 and 28.

(c)	Principles of Consolidation
      The consolidated financial statements include the Company’s accounts and its controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2003 and 2004. Controlled subsidiaries include

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
majority-owned entities by either the Company or controlled subsidiaries and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.
      For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.
      The Company’s investments and equity accounts of subsidiaries subject to consolidation were eliminated at the dates the Company obtained control of the subsidiaries. Any difference between the cost of acquisition and the book value of the subsidiary is recorded as either goodwill or negative goodwill. Goodwill is amortized using the straight-line method within twenty years from the year the acquisition occurred. Negative goodwill is recovered, within the limit of the aggregate fair values of identifiable non-monetary assets, using the straight-line method over weighted-average years of depreciable assets and the amounts in excess of the limit are charged to current operations and presented as extraordinary gain at the acquisition date.
      Intercompany receivables and payables including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from the Company to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated from the consolidated income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated as of December 31, 2004 are summarized as follows:

	Consolidated		Minority
Account	Income		Income	Total

	Won (millions)
Property, plant and equipment	W	180,804	6,028	186,832
Intangible assets		6,693	—	6,693

	W	187,497	6,028	193,525

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(d)	Consolidated Subsidiaries

		Ownership
		Percentage (%)
	Year of
Subsidiaries	Establishment	2003	2004	Primary Business

Korea Hydro & Nuclear Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO Philippines Corporation(*2)	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation(*2)	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
KEPCO China International Ltd.(*3)	2004	—	100.0	Holding Company
Jiaozuo KEPCO Power Company Ltd.(*3)	2004	—	80.2	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)

(*1)	Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of the Company’s power generation division in accordance with the Restructuring Plan.

(*2)	Under the project agreement between the National Power Corporation of Philippines and the Company, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995, and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation.

(*3)	KEPCO China International Ltd. and Jiaozuo KEPCO Power Company Ltd. were newly formed subsidiaries in 2004.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (i) The power generation subsidiaries are primarily engaged in the sale of electricity to the Company through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the Subsidiaries	Major Power Plant

Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin
      (ii) Details of the spin-off

•	The Company spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

•	Registration date of the spin off: April 2, 2001

•	Date of resolution of stockholders: March 16, 2001

•	Date of resolution of Board of Directors: February 24, 2001
      (iii)Assets and liabilities of the spun off divisions

•	Assets and liabilities of the spun off divisions as of April 2, 2001

	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total

	Won (millions)
Assets	W	18,791,413	2,490,720	2,662,209	2,904,046	3,627,985	4,655,400	35,131,773
Liabilities		9,426,614	1,258,716	1,336,317	1,461,408	1,830,607	2,332,495	17,646,157

Net assets	W	9,364,799	1,232,004	1,325,892	1,442,638	1,797,378	2,322,905	17,485,616

•	Assets and liabilities of the spun off divisions as of December 31, 2000

	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total

	Won (millions)
Assets	W	17,433,479	2,688,953	2,209,503	2,943,194	3,507,340	4,696,226	33,478,695
Liabilities		9,231,779	1,469,853	1,234,789	1,542,594	1,819,240	2,463,526	17,761,781

Net assets	W	8,201,700	1,219,100	974,714	1,400,600	1,688,100	2,232,700	15,716,914

•	Result of operations of the spun off divisions (From January 1, 2001 to April 1, 2001)

	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total

	Won (millions)
Net sales	W	1,097,586	410,195	345,771	406,931	413,058	481,710	3,155,251
Cost of goods sold		875,074	360,346	280,101	380,139	401,384	460,825	2,757,869

Gross profit	W	222,512	49,849	65,670	26,792	11,674	20,885	397,382

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(e)	Affiliates accounted for using the equity method

		Ownership
		Percentage (%)
	Year of
Affiliate	Establishment	2003	2004	Primary Business

Korea Gas Corporation	1983	24.5	24.5	Sales of liquefied natural gas
Korea District Heating Co., Ltd.	1985	26.1	26.1	Providing of heating
Powercomm Corporation	2000	43.1	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Disposal of power-plant ash and electric meter reading
YTN	1993	21.4	21.4	Broadcasting

(f)	Property, Plant and Equipment
      Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.
      The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the period ended December 31, 2003 and 2004, the amounts of capitalized interest were W 524,101 million and W313,548 million, respectively. The foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to W5,102 million and W240,389 million, respectively, for the years ended December 31, 2003 and 2004. In addition, the foreign currency losses added to the calculation of capitalized interest amounted to W25,691 million and nil for years ended December 31, 2003 and 2004.
      The impact on the Company’s financial position as of and for the year ended December 31, 2004, if the interest and other borrowing costs were expensed instead of being capitalized, is as follows.

	Construction		Total	Interest	Income Before
	In-Progress		Assets	Expense	Income Taxes

	Won (millions)
Capitalized	W	7,516,932	73,653,685	737,839	4,699,789
Expensed		7,203,384	73,340,137	1,051,387	4,386,241

	W	313,548	313,548	(313,548)	313,548

      Depreciation is computed by the declining-balance method (straight-line method for buildings and structures, unit-of-production method and straight-line method for nuclear fuel) using rates based on the

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated Useful
Life

Buildings	8 - 40
Structures	8 - 30
Machinery	5 - 16
Vehicles	4 - 5
Loaded heavy water	30
Capitalized asset retirement cost of nuclear power plant	30 - 40
Others	4 - 9
      Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company recorded the fair value of the liabilities for decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. This standard was applicable to any new plants from January 1, 2003. However, this standard did not have any impact on the 2003 financial statements because there were no new utility plants in 2003.
      As it relates to decommissioning costs, all existing plants as of December 31, 2003 were accounted for under the previous method (note 2 (w)). However, as described in note 2 (w), in 2004, the Company early adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line and units-of-production depreciation method.
      The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers
      Construction grants are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received W611,862 million and W 617,366 million of construction grants, and offset W123,862 million and W145,310 million against depreciation expense, and W 50,349 million and W 48,479 million against removal cost of property, plant and equipment for the years ended December 31, 2003 and 2004, respectively.

(g)	Asset Impairment
      When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, and the amount is material, the impaired asset is recorded at the estimated recoverable value with the resulting impairment loss is charged to current operations. When the recoverable value exceeds the adjusted book value of the assets in the following year, the recoveries of previously recognized losses are recognized as gain in subsequent periods until the net realizable value equals the book value of the assets before the loss is recognized.
      The Company evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
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

(h)	Leases
      Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as a financing or capital lease. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed on a straight-line basis over the lease term while contingent rentals are expensed as incurred.

(i)	Investment Securities
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
      After initial recognition, held-to-maturity debt securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.
      On a continuous basis, the Company evaluates the cost basis of an available-for-sale security for possible impairment at the balance sheet date. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The Company evaluates at the balance sheet date the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.
      When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity securities already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.
      For non-marketable equity security accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.
      If the investment subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.
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

(j)	Investment Securities under the Equity Method of Accounting
      For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.
      Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of investor-level goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews investor-level goodwill for impairment.
      Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.
      Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

(k)	Intangible Assets
      Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 50 years, based on the nature of the assets.

(l)	Cash Equivalents
      The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(m)	Financial Instruments
      Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(n)	Allowance for Doubtful Accounts
      Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(o)	Inventories
      Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of each year.

(p)	Valuation of Receivables and Payables at Present Value
      Receivables and payables arising from long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(q)	Convertible Bonds
      When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants are recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issuance.
      The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise. Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(r)	Discount (Premium) on Debentures
      Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

(s)	Retirement and Severance Benefits
      Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.
      Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of W82,771 million and W113,336 million as of December 31, 2003 and 2004, respectively, which are presented as deduction from accrual of retirement and severance benefits.
      The Company and its employees each pay 4.5 percent of monthly salary to the National Pension Fund under the revised National Pension Law of Korea. Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay to the Fund. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables are presented as a deduction from accrual of retirement and severance benefits.

(t)	Reserve for Self-Insurance
      In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(u)	Foreign Currency Translation
      The Company and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,197.8 and W1,043.8 to US$1, the rate of exchange on December 31, 2003 and 2004 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.
      Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as a capital adjustment.

(v)	Derivatives
      All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
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

(w)	Liability for Decommissioning Costs
      Prior to 2004, the Company recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.
      In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

(x)	Revenue Recognition
      The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contracts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

(y)	Income Taxes
      The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
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

(z)	Dividends payable
      Dividends are recorded when approved by the board of director and stockholders.

(aa)	Prior Period Adjustments
      Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. Fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. Prior period adjustments resulting from fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(ab)	Earnings Per Share
      Earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period.
      Diluted earnings per share is computed by dividing net income, after addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

(ac)	Minority Interest in Consolidated Subsidiaries
      Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(ad)	Use of Estimates
      The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Significant items subject to such estimates and assumptions include the liability for decommissioning costs, deferred income taxes and impairment of long-lived assets. Actual results could differ from those estimates.

(ae)	Reclassification
      During 2004, the Company changed its policy of recording fuel-in-process. Previously, fuel-in-process was recorded as a component of utility plant. During 2004, the Company concluded that fuel-in-process should be recorded as a component of inventory based on its usage within operations. As a result, the Company reclassified the prior year nuclear fuel-in-process such that utility plant was decreased and inventory was increased by W543,065 million as of December 31, 2003. This reclassification did not result in any change to reported total assets, net income or stockholder’s equity.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(af)	Accounting Principles
      The subsidiaries apply different accounting methods for cost of inventory and depreciation of fixed assets and intangible assets than those of the Company. The effect of the different accounting is not considered material.

(i)	Cost of Inventory

Company	Raw Material	Supplies	Others

KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	—	Moving-average
Korea Western Power Co., Ltd.	—	Weighted-average	Weighted-average
Korea Power Engineering Co., Ltd.	—	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	—	FIFO	—
KEPCO Nuclear Fuel Co., Ltd.	—	Weighted-average	—
Korea Electric Power Data Network Co., Ltd.	Moving-average	—	Moving-average

(ii)	Depreciation Methods

Computer
Company	Machinery	Vehicles	Others	Software

KEPCO	Declining- balance	Declining- balance	Declining- balance	Straight- line
Korea Hydro & Nuclear Power Co., Ltd.	—	—	—	Declining- balance
Korea Plant Service & Engineering Co., Ltd.	—	—	—	Declining- balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	—
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	—

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(ag)	Elimination of Investments and Shareholders’ Equity
      For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.
      The elimination entries of the Parent Company’s investments against the related investees’ shareholders’ equity are summarized as follows:

Accounts	Amount

	Won (millions)
Common stock	W	2,603,812
Capital surplus		15,487,284
Retained earnings		5,066,898
Capital adjustment		195,191

	W	23,353,185

Investments in affiliates	W	22,510,633
Consolidated capital surplus		2,192
Consolidated retained earnings		465,780
Consolidated capital adjustment		256,464
Minority interests		114,511
Other		3,605

	W	23,353,185

(ah)	Application of the Statements of Korea Financial Accounting Standards
      The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. SKAS No. 10, No. 12 and No. 13 were adopted by the Company as of January 1, 2004 and SKAS No. 17 “Provision and Contingent Liability & Asset” was early adopted during 2004. SKAS No. 15 “Equity Method Accounting”, and No. 16 “Income Taxes” become effective for the Company on January 1, 2005 according to the effective date set forth by each SKAS. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

(2)	Basis of Translating Consolidated Financial Statements
      The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2004, have been translated into United States dollars at the rate of W1,035.1 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset revaluation
      The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(b)	Officially Declared Value of Land
      The officially declared value of land at December 31, 2004, as announced by the Minister of Construction and Transportation, is as follows:

Purpose	Book Value		Declared Value

	Won (millions)
Land — utility plant, transmission and distribution sites and other	W	5,678,090	5,862,469
      The officially declared value, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment
      Changes in property, plant and equipment and construction grants for the years ended December 31, 2003 and 2004 are as follows:

	2003

	Book Value
	as of			Disposal			Book Value
	January 1,			and			as of
	2003		Acquisition	Other(*1)	Depreciation	Others(*2)	December 31, 2003

	Won (millions)
Land	W	5,557,943	3,970	36,832	—	68,439	5,593,520
Buildings		7,514,099	7,408	100,929	494,856	292,800	7,218,522
Structures		22,720,502	1,055	357,526	876,301	2,203,388	23,691,118
Machinery		17,470,324	26,110	177,971	3,110,784	1,803,353	16,011,032
Vehicles		15,601	11,540	197	9,888	870	17,926
Nuclear fuel		1,578,172	427,417	12,927	388,949	(543,065)	1,060,648
Others		991,826	116,001	1,125	134,581	14,274	986,395
Construction in-progress		7,776,506	6,188,492	—	—	(4,414,347)	9,550,651
Construction grants		(2,321,219)	(618,092)	—	—	180,522	(2,758,789)

	W	61,303,754	6,163,901	687,507	5,015,359	(393,766)	61,371,023

(*1)	Other includes the property, plant and equipment of Korea Electric Power Development Co., Ltd. as a result of excluding it from consolidation.

(*2)	As described in note 1(ae) to the consolidated financial statements, during 2004, the Company changed its policy of recording fuel-in-process. Previously, fuel-in-process was recorded as a component of utility plant. During 2004, the Company concluded that fuel-in-process should be recorded as a component of inventory based on its usage within operations. As a result, the Company reclassified the prior year nuclear fuel-in-

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

process such that utility plant was decreased and inventory was increased by W543,065 million as of December 31, 2003.

	2004

	Book Value
	as of						Book Value
	January 1,						as of
	2004		Acquisition	Disposal	Depreciation	Others(*2)	December 31, 2004

	Won (millions)
Land	W	5,593,520	37,425	9,802	—	56,947	5,678,090
Buildings		7,218,522	8,087	3,419	535,762	691,972	7,379,400
Structures		23,691,118	63,236	795	991,858	2,410,183	25,171,884
Machinery		16,011,032	125,349	16,900	3,108,707	4,218,601	17,229,375
Vehicles		17,926	17,729	21	12,704	643	23,573
Nuclear fuel		1,060,648	—	—	383,528	382,135	1,059,255
Capitalized asset retirement cost		—	—	—	318,705	1,935,041	1,616,336
Others		986,395	103,890	433	141,722	(114,460)	833,670
Construction in-progress		9,550,651	5,930,815	—	—	(7,964,534)	7,516,932
Construction grants		(2,758,789)	(617,366)	—	—	193,789	(3,182,366)

	W	61,371,023	5,669,165	31,370	5,492,986	1,810,317	63,326,149

(4)	Intangible Assets
      Changes in intangible assets for the year ended December 31, 2003 are as follows:

	2003

		Book Value					Book Value
	Useful	as of					as of
	Life	January 1, 2003		Acquisition	Amortization	Others	December 31, 2003

	Won (millions)
Port facility usage right	20	W	184,235	28,744	32,844	(20,138)	159,997
Water usage right	5, 10		138,607	—	16,799	(14)	121,794
Dam usage right	50		6,976	—	144	—	6,832
Electricity usage right	10		11,866	22,135	5,303	—	28,698
Computer software	5		83,553	86,751	29,658	701	141,347
Others	4-40		33,965	38,549	14,196	(993)	57,325

		W	459,202	176,179	98,944	(20,444)	515,993

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Changes in intangible assets for the year ended December 31, 2004 are as follows:

	2004

		Book Value					Book Value
	Useful	as of					as of
	Life	January 1, 2004		Acquisition	Amortization	Others	December 31, 2004

	Won (millions)
Port facility usage right	20	W	159,997	12	9,192	983	151,800
Water usage right	5, 10		121,794	—	16,669	(945)	104,180
Dam usage right	50		6,832	—	144	(1)	6,687
Electricity usage right	10		28,698	—	6,562	26,159	48,295
Computer software	5		155,131	15,766	50,391	135,382	255,888
Others	4-40		57,325	27,648	19,588	204	65,589
Construction grants			(13,784)	(6,847)	—	150	(20,481)

		W	515,993	36,579	102,546	161,932	611,958

      Estimated amortization expenses for the next five years are as follows:

	2005	2006	2007	2008	2009

	Won (millions)
Estimated Amortization	W113,473	97,463	86,707	72,958	49,992
      In addition, the Company expensed research and development cost amounting to W307,391 million, W332,017 million and W433,142 million for the years ended December 31, 2002, 2003 and 2004, respectively.

(5)	Insured Assets
      Insured assets as of December 31, 2004 are as follows:

Insured Assets	Insurance Type	Insured Value

		Won
		(millions)
Buildings and machinery	Fire insurance	W	4,524,610
Buildings and machinery	Nuclear property insurance		1,576,138
Buildings, machinery and construction in progress	Construction and shipping insurance		6,624,491
Buildings	General insurance		145,200
Construction in progress	Construction insurance		50,210
Inventories and machinery	Shipping insurance		1,551,453
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

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(6)	Investment Securities
      (a) Investment securities as of December 31, 2003 and 2004 are summarized as follows:

	2003		2004

	Won (millions)
Short-term investment securities
Available-for-sale securities	W	141,585	19,086
Held-to-maturity securities		20,011	33,082

		161,596	52,168

Long-term investment securities
Available-for-sale securities		230,744	156,759
Held-to-maturity securities		2,197	2,656
Investments in affiliates		1,296,179	1,386,097

		1,529,120	1,545,512

	W	1,690,716	1,597,680

      Available-for-sale securities are funds for debt securities and held-to-maturity securities are debt securities including government and municipal bonds.
      (b) Long-term investments other than those under the equity method as of December 31, 2003 and 2004 are summarized as follows:

	2003

	Ownership	Acquisition		Book
	%	Cost		Value

Available-for-sale:
Equity securities:
Securities Market Stabilization Fund	7.57	W	7,763	7,763
Energy Savings Investment Cooperatives	25.0-48.0		5,000	5,000
Korea Power Exchange	100.0		125,213	125,213
Hwan Young Steel Co., Ltd.	0.14		1,364	120
Investment securities in treasury stock fund	—		26,295	17,581
Other equity securities	—		1,051	1,051
Debt securities			73,412	74,016

			240,098	230,744

Held-to-maturity:
Government and municipal bonds			2,197	2,197

Total		W	242,295	232,941

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	2004

	Ownership	Acquisition		Book
	%	Cost		Value

Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*3)	25.0-48.0	W	5,000	5,000
Korea Power Exchange (*3)	100.0		128,711	128,711
Hwan Young Steel Co., Ltd. (*1,*3)	0.14		1,364	120
Investment securities in treasury stock fund (*2,*3)	—		12,535	9,642
Other equity securities (*3)	—		7,835	7,835
Debt securities			5,149	5,451

			160,594	156,759

Held-to-maturity:
Government and municipal bonds			2,656	2,656

Total		W	163,250	159,415

(*1)	During 2002, the Company recognized an impairment loss of W1,244 million that was deemed as an other-than-temporary decline.

(*2)	The Company entered into a treasury stock fund, composed of treasury stock and other investment securities, and recorded other investment securities in available-for-sale securities. Losses on the valuation of these available-for-sale securities in the treasury stock fund, which are recorded in capital adjustments, amount to W8,714 million and W2,893 million as of December 31, 2003 and 2004, respectively.

(*3)	Available-for-sale securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.
      (c) Investments in affiliated companies accounted for using the equity method as of December 31, 2003 and 2004 are as follows:

		2003

	Ownership	Acquisition		Net Asset	Book
	%	Cost		Value	Value

Listed
Korea Gas Corporation	24.5	W	94,500	740,280	740,280
Unlisted:
Korea District Heating Co., Ltd.	26.1		5,660	159,165	159,165
Powercomm Corporation	43.1		323,470	357,318	350,518
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	22,072	22,072
YTN	21.4		59,000	24,144	24,144

		W	490,617	1,302,979	1,296,179

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

		2004

	Ownership	Acquisition		Net Asset	Book
	%	Cost		Value	Value

Listed
Korea Gas Corporation (*1)	24.5	W	94,500	787,842	787,842
Unlisted:
Korea District Heating Co., Ltd.	26.1		5,660	169,527	169,527
Powercomm Corporation (*2)	43.1		323,470	388,422	381,221
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	22,853	22,853
YTN	21.4		59,000	24,654	24,654

		W	490,617	1,393,298	1,386,097

(*1)	The quoted market price (based on closing Korea Stock Exchange price) of KOGAS held by the Company as of December 31, 2004 is W629,370 million.

(*2)	As of December 31, 2004, unrealized profits of W7,201 million arisen from transactions with Powercomm Corporation were eliminated.
      In 2003, the Company has disposed of a portion of its investments in Korea Electric Power Industrial Development Co., Ltd. and Powercomm Corporation, with a gain on disposal of investments of W45,214 million. In 2002, the Company has disposed of a portion of its investments in Powercomm Corporation, with a gain on disposal of W433,335 million.
      (d) Changes in investments in affiliated companies under the equity method for the year ended December 31, 2003 are as follows:

	2003

			Gain on
			Valuation Using
	Book Value		the		Book Value
	as of		Equity Method on		as of
	January 1, 2003		Accounting	Others(*)	December 31, 2003

Korea Gas Corporation	W	690,705	73,329	(23,754)	740,280
Korea District Heating Co.		147,716	13,486	(2,037)	159,165
Powercomm Corporation		352,235	6,508	(8,225)	350,518
Korea Electric Power Industrial Development Co., Ltd.		—	3,107	18,965	22,072
YTN		23,615	436	93	24,144

	W	1,214,271	96,866	(14,958)	1,296,179

(*)	Others are composed of acquisition (disposal), dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments. Others for Korea Electric Power Industrial Development Co., Ltd. include the book value at the time of reclassification to equity method.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Changes in investments in affiliated companies under the equity method for the year ended December 31, 2004 are as follows:

	2004

			Gain on
			Valuation Using
	Book Value		the		Book Value
	as of		Equity Method on		as of
	January 1, 2004		Accounting	Others(*)	December 31, 2004

Korea Gas Corporation	W	740,280	82,366	(34,804)	787,842
Korea District Heating Co.		159,165	11,813	(1,451)	169,527
Powercomm Corporation		350,518	31,398	(695)	381,221
Korea Electric Power Industrial Development Co., Ltd.		22,072	4,701	(3,920)	22,853
YTN		24,144	317	193	24,654

	W	1,296,179	130,595	(40,677)	1,386,097

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.
      The Company has recorded changes in investees’ capital surplus or capital adjustments of W25,560 million and W22,449 million relating to the above affiliates as of December 31, 2003 and 2004, respectively, which have been accounted for by the Company as a capital adjustment. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.
      (e) Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2002, 2003 and 2004 is shown in the following table:

	Korea Gas Corporation				Korea District Heating Co.

	2002		2003	2004	2002	2003	2004

	Won (millions)				Won (millions)
Current assets	W	2,402,093	2,873,293	3,264,084	252,415	349,702	411,238
Other assets		6,919,256	6,784,825	6,826,366	756,941	775,744	847,922

		9,321,349	9,658,118	10,090,450	1,009,356	1,125,446	1,259,160

Current liabilities		2,279,699	2,295,394	2,720,667	103,035	98,918	86,304
Other liabilities		4,217,272	4,335,624	4,148,193	339,761	416,055	522,641

		6,496,971	6,631,018	6,868,860	442,796	514,973	608,945

Net assets		2,824,378	3,027,100	3,221,590	566,560	610,473	650,215

Net sales		7,270,976	8,195,272	9,151,327	373,331	441,234	467,765
Gross profit		778,120	777,094	797,758	104,630	95,741	85,982
Net earnings		298,329	288,318	323,057	49,185	51,725	45,389

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	YTN				Powercomm Corporation

	2002		2003	2004	2002	2003	2004

	Won (millions)				Won (millions)
Current assets	W	48,889	53,296	32,683	80,928	177,392	172,075
Other assets		80,833	79,953	126,022	1,367,413	1,231,144	1,199,488

		129,722	133,249	158,705	1,448,341	1,408,536	1,371,563

Current liabilities		8,448	10,118	11,879	421,030	366,706	226,217
Other liabilities		11,069	10,421	31,779	226,692	213,350	244,748

		19,517	20,539	43,658	647,722	580,056	470,965

Net assets		110,205	112,710	115,047	800,619	828,480	900,598

Net sales		52,155	59,605	68,282	491,897	526,824	571,229
Gross profit		5,905	7,123	5,797	88,201	131,614	130,028
Net earnings (loss)		(6,005)	2,073	1,440	23,393	30,640	73,728

	Korea Electric Power
	Industrial Development Co., Ltd.

	2002		2003	2004

	Won (millions)
Current assets	W	40,471	37,424	43,099
Other assets		69,707	68,284	66,989

		110,178	105,708	110,088

Current liabilities		19,289	13,033	16,164
Other liabilities		50,185	47,630	47,286

		69,474	60,663	63,450

Net assets		40,704	45,045	46,638

Net sales		152,079	163,676	174,324
Gross profit		17,143	22,505	19,250
Net earnings		8,099	6,340	9,593

(7)	Loans to employees
      The Company has provided housing and tuition loans to employees as follows as of December 31, 2003 and 2004:

	2003		2004

	Won (millions)
Short-term loans (note 11)	W	16,284	18,590
Long-term loans		251,788	290,808

	W	268,072	309,398

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(8)	Other Non-current Assets
      Other non-current assets as of December 31, 2003 and 2004 are as follows:

	2003		2004

	Won (millions)
Long-term trade receivable, net	W	9,588	5,249
Deposit received		141,221	156,216
Others		91,285	95,106

	W	242,094	256,571

(9)	Restricted Cash and Cash Equivalents and Financial Instruments
      There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for expenditures for certain business purpose as of December 31, 2004 as follows:

	Won (millions)

Cash and cash equivalents	W	94,651
Long-term financial instruments		10

	W	94,661

(10)	Inventories
      Inventories as of December 31, 2003 and 2004 are summarized as follows:

	2003		2004

	Won (millions)
Raw materials	W	804,562	937,763
Supplies		519,727	607,352
Other		123,709	162,916

	W	1,447,998	1,708,031

(11)	Other Current Assets
      Other current assets as of December 31, 2003 and 2004 are summarized as follows:

	2003		2004

	Won (millions)
Short-term loans to employees (note 7)	W	16,284	18,590
Accrued interest income		5,738	7,144
Advance payments		3,876	20,844
Prepaid expenses		39,143	8,505
Others		175,995	124,278

	W	241,036	179,361

(12)	Preferred Stock, Common Stock and Capital Surplus

(a)	Preferred Stock
      The Company has 150,000,000 authorized shares of W5,000 par value preferred stock. As of December 31, 2004, no amounts of the preferred stock have been issued.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(b)	Common Stock
      The Company has 1,050,000,000 authorized shares of W5,000 par value common stock, of which 640,748,573 shares are issued. In 2003, the Company issued 647,697 shares with par value W5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. Fixed assets were valued based on the fair value of the common stock on the date of the transaction. The value of these shares were recorded as common stock of W3,238 million and paid-in capital in excess of par value of W11,425 million.

(c)	Capital Surplus
      Capital surplus as of December 31, 2003 and 2004 are as follows:

	2003		2004

	Won (millions)
Paid-in capital in excess of par value	W	811,301	812,730
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus		1,180,246	1,178,213

	W	14,544,520	14,543,916

      The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(13)	Appropriated Retained Earnings
      Appropriated retained earnings as of December 31, 2003 and 2004 are summarized as follows:

	2003		2004

	Won (millions)
Involuntary:
Legal reserve	W	1,600,252	1,601,871
Voluntary:
Reserve for investment on social overhead capital		5,012,449	5,092,449
Reserve for research and human development		120,000	180,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		10,925,338	12,438,120
Reserve for dividend equalization		210,000	210,000

		16,299,687	17,952,469

	W	17,899,939	19,554,340

      The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.
      Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified.
      The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law. As of December 31, 2004, the amounts allowed for reserve for investment on social overhead and

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
reserve for research and human development under the Korean tax law for tax benefits are W485,233 million and W178,791 million, respectively.

(14)	Capital Adjustments
      Capital adjustments as of December 31, 2003 and 2004 are as follows:

	2003		2004

	Won (millions)
Treasury stock	W	(195,379)	(208,260)
Gain on valuation of available-for-sale securities		5,025	344
Loss on valuation of available-for-sale securities		(8,714)	(2,893)
Equity loss of affiliates		(25,560)	(22,449)
Overseas operations translation credit		(97,939)	(147,531)
Loss on valuation of currency swaps		—	(26,188)
Loss on valuation of interest rate swaps		(2,817)	(1,334)

	W	(325,384)	(408,311)

      The Company has shares held as treasury stock amounting to W195,379 million (10,713,050 shares) and W208,260 million (11,048,050 shares) as of December 31, 2003 and 2004, respectively, for the purpose of stock price stabilization.

(15)	Dividends
      Details of dividends for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Outstanding
	Shares of	Dividend	Dividend		Total
	Common Stock	Rate	per Share		Dividend

					Won (millions)
2002:
Outstanding shares other than treasury shares	639,187,501	16%	W	800	W	511,350
Treasury shares	913,375	—		—		—

	640,100,876				W	511,350

2003:
Outstanding shares other than treasury shares	630,035,523	21%	W	1,050	W	661,537
Treasury shares	10,713,050	—		—		—

	640,748,573				W	661,537

2004:
Outstanding shares other than treasury shares	629,700,523	23%	W	1,150	W	724,156
Treasury shares	11,048,050	—		—		—

	640,748,573				W	724,156

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(16)	Short-term borrowings
      Short-term borrowings as of December 31, 2003 and 2004 are as follows:
      (a) Local currency short-term borrowings

		Annual
Lender	Type	Interest Rate (%)	2003		2004

			Won (millions)
National Agricultural Cooperative Federation	Overdraft	CD+1% (4.43% at Dec. 31, 2004)	W	16,245	172
Woori Bank	Commercial paper	CD-0.01% (3.42% at Dec. 31, 2004)		—	150,000
Chohung Bank	Commercial paper	CD-0.01% (3.42% at Dec. 31, 2004)		—	50,000
Hana Bank	Overdraft	4.1%		30,000	—
Korea Resources Corporation	General	3.0%		7,000	7,000

			W	53,245	207,172

      (b) Foreign currency short-term borrowings

		Annual
Lender	Type	Interest Rate (%)	2003		2004

			Won (millions)
Korea Development Bank	General	2.32-2.80	W	22,681	59,735
ANZ	General	2.27-2.63		33,648	34,148
National Australia Bank	General	2.28-2.80		69,181	99,828
Other	General	1.51-2.57		31,414	12,726

			W	156,924	206,437

(17)	Long-term borrowings
      Long-term borrowings as of December 31, 2003 and 2004 are as follows:
      (a) Local currency long-term borrowings

		Annual
Lender	Maturity	Interest Rate (%)	2003		2004

			Won (millions)
Korea Development Bank	2005.4.5 - 2039.12.15	4.50-9.00	W	4,951,239	4,816,066
Industrial Bank of Korea	2012.9.15	4.00		—	70,000
Ministry of Commerce, Industry and Energy	2010.12.30	4.00		50,000	50,000
National Agricultural Cooperative Federation	2011.3.28	4.00		50,000	50,000
Korea Exchange Bank	2011.12.23 - 2019.5.18	3.00		6,000	8,000
Others	2006.4.30 - 2012.3.25	1.25-6.00		29,935	72,903

				5,087,174	5,066,969
Less: Current portion				(1,254,049)	(1,099,830)

			W	3,833,125	3,967,139

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (b) Foreign currency long-term borrowings

		Annual
Lender	Maturity	Interest Rate %	2003		2004

			Won (millions)
Japan Bank of International Cooperation	—	8.28	W	260,712	205,781
Barclays International Financial Services (Ireland) Ltd.	—	6M Libor - 1.00		187,851	—
National Agricultural Cooperative Federation	2006.4.12	Libor + 1.05		12,833	6,710
Korea Development Bank	2005.1.28 - 2006.10.2	Libor + 0.30 - 1.50		283,823	46,838
Korea Development Bank	2005.1.28 - 2006.10.2	1.40		—	101,207
The Export-Import Bank of Korea	2007.8.30 - 2008.9.29	Libor + 0.70 - 1.03		202,454	170,622
Korea Exchange Bank	—	Libor + 0.15		17,090	—
Kookmin Bank	2006.5.25	Libor + 1.40		15,970	8,349
Norinchukin Bank	2005	Libor + 0.19		41,923	36,533
Nippon Life Insurance	2005	Libor + 0.19		98,226	85,597
Export Import Bank of US	2015.10.23	Govco + 0.25 - 4.48		141,219	111,466
Others	2007.6	0.00 - 5.76		1,199	8,052

				1,263,300	781,155
Less: Current portion				(379,792)	(236,568)

			W	883,508	544,587

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (c) Debentures(*)

		Annual
	Maturity	Interest Rate (%)	2003		2004

			Won (millions)
Local currency debentures
Electricity bonds	2005.1 - 2013.6.18	4.79-12.43	W	6,334,359	4,216,759
Corporate bonds	2005.1.16 - 2009.11.29	4.32-7.75		3,039,030	3,292,237

				9,373,389	7,508,996

Foreign currency debentures
FY-93	2013.4.1	7.75		419,230	365,330
FY-95	2005.4.11 - 2005.9.7	3.4 - 4.15		464,634	420,009
FY-96	2006.1.10 - 2096.4.1	3.8 - 8.278		660,547	585,511
FY-97	2005.11.5 - 2027.8.1	6M Libor + 0.31 - 1.65		1,176,117	582,448
FY-99	—	5.75		37,839	—
FY-00	2005.3.15 - 2005.7.27	2.10 - 8.25		695,220	616,761
FY-01	—	1.18 - 1.27		671,760	—
FY-02	2007.9.12 - 2008.1.4	6M Libor + 0.75, 4.625		1,257,690	1,095,990
FY-03(**)	2008.1.29 - 2013.12.26	1.33 - 4.75		1,149,610	1,002,435
FY-04	2007.12.21 - 2034.4.23	4.875 - 5.125		—	1,084,688

				6,532,647	5,753,172

				15,906,036	13,262,168
Less: Current portion				(4,987,425)	(2,891,764)
Discount				(76,533)	(68,350)

			W	10,842,078	10,302,054

(*)	The Company has debt covenants on certain debentures, which include the following conditions:

(i)	that require the Company to maintain a certain level of financial ratios;

(ii)	that prohibit the Company providing all or some of its assets as collateral for debt or;

(iii)	that limits the Company’s ability to dispose of or lease all or some assets for the specific period until the related debentures are repaid.

As of December 31, 2004, the Company has complied with the conditions required by the debt covenants.

(**)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Limited, the details of which are as follows:

-	Maturity date: November 26, 2008

-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.

-	Shares to be exchanged: Powercomm Corporation’s shares or Deposit Receipt (DR)

•	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

•	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

•	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

•	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).
      The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the notes.
      (d) Exchangeable bonds

	Annual
Description	Interest Rate (%)	2003		2004

		Won (millions)
Overseas exchangeable bonds	0.00	W	277,256	277,256
Plus: Premium on debentures issued			20,987	16,794
Less: Conversion right adjustment			(43,817)	(35,064)

		W	254,426	258,986

      On November 4, 2003, the Company issued overseas exchangeable bonds of JPY 28,245,468,400 with a premium value. The details of the bonds are as follows:

•	Maturity date: November 4, 2008

•	Amount to be paid at maturity: JPY 25,935,061,000

•	Exchange period: From December 15, 2003 to 10th day prior to its maturity

•	Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).

•	Exchange price: W30,000 per share

•	Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000,000 on November 6, 2006.
      (e) Leases
      The Company entered into a capital lease agreement with Korea Development Leasing Corporation and others for certain computer systems, of which book value is W1,020 million as of December 31, 2004. Depreciation of the leased assets amounted to W2,806 million for the year ended December 31, 2004. Annual remaining payments under capital and operating lease agreements as of December 31, 2004 are immaterial.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (f) Foreign currency debts, by currency, as of December 31, 2003 and 2004 are as follows:

		2003				2004

		Foreign	Won			Foreign	Won
		Currency	Equivalent			Currency	Equivalent

		Won (millions), US$, JPY, EUR, GBP and CNY(thousands)
Short-term borrowings	US$	131,012	W	156,924	US$	197,774	W	206,437

	US$	953,129		1,151,340	US$	643,701		671,895
Long-term borrowings	JPY	10,000,000		111,960	JPY	10,000,000		101,207
	CNY	—		—	CNY	63,850		8,053

				1,263,300				781,155
Debentures	US$	3,552,030		4,258,819	US$	4,094,107		4,261,819
	JPY	195,060,000		2,183,892	JPY	142,500,000		1,442,200
	EUR	25,183		37,839	EUR	—		—
	GBP	24,467		52,097	GBP	24,467		49,153

				6,532,647				5,753,172
Exchangeable bond	JPY	25,935,061		277,256	JPY	25,935,061		277,256

			W	8,230,127			W	7,018,020

      (g) Aggregate maturities of the Company’s long-term debt as of December 31, 2004 are as follows:

	Local		Foreign				Capital
Year Ended	Currency		Currency	Domestic	Foreign	Exchangeable	Lease
December 31	Borrowings		Borrowings	Debentures	Debentures	Bonds	Obligations	Total

	Won (millions)
2005	W	1,099,830	236,568	1,752,872	1,138,892	—	118	4,228,280
2006		1,333,614	193,317	1,391,114	315,119	—	—	3,233,164
2007		1,165,165	85,598	1,625,010	1,291,499	—	—	4,167,272
2008		953,916	49,710	1,300,000	1,003,739	277,256	—	3,584,621
2009		438,155	39,272	1,320,000	192,608	—	—	1,990,035
Thereafter		76,289	176,690	120,000	1,811,315	—	—	2,184,294

	W	5,066,969	781,155	7,508,996	5,753,172	277,256	118	19,387,666

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(18)	Assets and Liabilities Denominated in Foreign Currencies
      Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 17(f) as of December 31, 2003 and 2004 are as follows:

	2003				2004

	Foreign		Won		Foreign		Won
	Currency		Equivalent		Currency		Equivalent
	(Thousands)(*)		(Millions)		(Thousands)(*)		(Millions)

	Won (millions), US$, JPY and EUR (thousands)
Assets:
Cash and cash equivalents	US$	5,617	W	6,728	US$	921	W	960
		JPY 653		7		JPY —		—
Short-term financial instruments	US$	—		—	US$	688		718
Trade receivables	US$	7,549		9,041	US$	8,676		9,057
Other accounts receivable	US$	1,290		1,545	US$	1,841		1,922
Other current assets	US$	—		—	US$	5,718		5,968
Other non-current assets	US$	43		52	US$	123		128
		JPY 5,860		66		JPY 9,706		98
		EUR —		—		EUR 5		7

			W	17,439			W	18,858

Liabilities:
Trade payables	US$	122,963		147,285	US$	157,675	W	164,619
		EUR —		—		EUR 28		40
Other accounts payable	US$	1,510		1,809	US$	16,404		17,122
		EUR 321		483		EUR 3,792		5,396
		JPY —		—		JPY 43,400		438
Accrued expense	US$	696		833	US$	1,923		2,007
Other current liabilities	US$	145		173	US$	647		676
		EUR —		—		EUR 3		4

			W	150,583			W	190,302

(*) Foreign currencies other than US$, JPY and EUR are converted into US$.

(19)	Retirement and Severance Benefits
      Changes in retirement and severance benefits for the years ended December 31, 2003 and 2004 are summarized as follows:

	2003		2004

	Won (millions)
Estimated severance accrual at beginning of year	W	520,891	717,917
Provision for retirement and severance benefits		219,762	300,853
Decrease arising from change in consolidated subsidiaries		(7,652)	—
Payments		(15,084)	(18,974)

Estimated severance accrual at end of year		717,917	999,796
Transfer to National Pension Fund		(97)	(93)
Deposit for severance benefit insurance		(82,771)	(113,336)

Net balance at end of year	W	635,049	886,367

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(20)	Liability for Decommissioning Costs
      Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the decommissioning of nuclear facilities and disposal of radioactive waste. In addition, under the Korean Atomic Energy Act (AEA), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Korean Minister of Science and Technology (MOST).
      Up to 2002, the Company recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis reflecting the inflation rate.
      Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company records the fair value of the liabilities for decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. However, the adoption of this standard did not have any impact on financial statements as there were no utility plants placed into service during 2003.
      During 2003, the Company obtained a new engineering study (the “2003 study”) and updated its estimate of the expected decommissioning dates of its nuclear power plants. The Company estimates its liability for decommissioning costs based on engineering studies provided by third parties and applies the amount prospectively. As a result of changes of estimates, for the year ended December 31, 2003, the liability for decommissioning costs increased by W72,888 million and operating income and net income decreased by W72,888 million and W52,844 million, respectively.
      As described in note 2(w), during 2004, the Company early adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive wastes. In addition, during 2004, the Company updated the 2003 study based on new engineering studies (the “2004 study”) provided by other third parties.
      As a result, the 2004 study revised certain essential factors such as timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were the Company’s best estimates at the time the Company elected to early adopt SKAS No. 17. With the adoption of SKAS No. 17, the Company re-measured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate up to prior year into the beginning balance of retained earnings.
      Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into the beginning balance of 2004 retained earnings as follows:

	As Previously
	Reported		Difference	After Adoption

	Won (millions)
Retained earnings	W	2,925,808	687,362	3,613,170
Asset retirement costs, net		—	1,504,173	1,504,173
Liability for decommissioning costs		5,091,070	556,088	5,647,158
Deferred income tax liabilities		82,621	260,723	343,344
      For the year ended December 31, 2004, net income increased by W107,969 million applying this new standard. With the adoption of SKAS No. 17, the Company should disclose the proforma impact on prior year financial statements. However, the Company was not able to disclose this information due to difficulty of calculation.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      As of December 31, 2004, the expected decommissioning dates of Pressurized Water Reactor (PWR) and Pressurized Heavy Water Reactor (PHWR) are in the range of 2021 to 2057 and 2026 to 2042, respectively. However, the service period of the nuclear power plant is dependent upon the economy and safety of plant operation and supervision of MOST with periodic safety inspection and safety reviews.
      As of December 31, 2004, the Company has recorded a liability of W6,259,369 million as the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of W3,474,816 million and dismantling costs of spent fuel and radioactive waste of W2,784,553 million. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying consolidated statements of income.
      Changes in liability for decommissioning costs for the years ended December 31, 2003 and 2004 are summarized as follows:

	2003		2004

	Won (millions)
Balance at beginning of the year	W	4,417,934	5,091,070
Cumulative effect of a change in accounting principle(*1)		—	556,088
Liabilities incurred:
Expenses(*2)		—	69,688
Assets(*3)		—	352,239
Accretion expense for the year		—	257,296
Provision for decommissioning costs		698,400	—
Payments for the year		(25,264)	(67,012)

Balance at end of the year	W	5,091,070	6,259,369

(*1)	As described in note 2(w) and previously in note 20, the Company recognized the cumulative effect of a change in accounting of W 556,088 million related to the adoption of SKAS No. 17.

(*2)	Expenses related to spent fuel from PHWR and radioactive wastes

(*3)	Assets related to dismantling costs of nuclear plant and spent fuel from PWR
      The Company has utilized the liability for decommissioning costs in relation to seeking disposal sites and carrying out research and development on waste disposal. For the years ended December 31, 2003 and 2004, the Company spent W25,264 million and W67,012 million, respectively.

(21)	Receivables at Present Value
      Present value discounts on receivables as of December 31, 2003 and 2004 are as follows:

			2003

	Imputed Interest					Present
	Rate (%)	Period	Nominal Value		Discount	Value

			Won (millions)
Long-term other accounts receivable	5.41	2002.12 - 2005.12	W	445,958	35,576	410,382

			2004

	Imputed Interest					Present
	Rate (%)	Period	Nominal Value		Discount	Value

			Won (millions)
Other accounts receivable — current	5.41	2002.12 - 2005.12	W	265,000	14,125	250,875

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(22)	Other Current Liabilities
      Other current liabilities as of December 31, 2003 and 2004 are as follows:

	2003		2004

	Won (millions)
Advance received	W	12,784	117,977
Withholdings		177,806	266,759
Unearned revenue		3,664	3,464
Others		354,096	258,105

	W	548,350	646,305

(23)	Derivative Instruments Transactions
      The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts.
      (a) Currency swap contracts as of December 31, 2004 are as follows:

			Contract Amounts in Millions				Contract Interest Rate per Annum

	Contract	Settlement
	Year	Year	Pay		Receive		Pay (%)	Receive (%)

The Sumitomo Bank Ltd.	1995	2005	US$	286	JPY	27,000	7.68	4.15
Mizuho Co., Ltd. (formerly The Fuji Bank, Ltd.)	1995	2005	US$	149	JPY	14,425	6M Libor + 0.155	3.40
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	6M Libor + 0.13	3.80
JPMorgan Chase Bank	1996	2006	US$	200	JPY	21,000	6M Libor + 0.14	4.00
JPMorgan Chase Bank & Deutsche Bank (*1, *3)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor + 0.75
ABN AMRO (*4)	2002	2008	KRW	181,500	US$	150	5.95	4.625
Deutsche Bank(*2)	2003	2013	KRW	178,350	US$	150	CD + 3.3	7.75
UBS(*2)	2003	2013	KRW	148,625	US$	125	CD + 3.3	7.75
Credit Suisse First Boston(*2)	2003	2013	KRW	89,175	US$	75	CD + 3.3	7.75
ABN AMRO & Deutsche Bank(*5)	2003	2008	KRW	185,550	US$	150	5.30	4.25
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
JPMorgan Chase Bank & Credit Suisse First Boston	2004	2011	KRW	172,800	US$	150	Within 3 years: 4.875 After 3 years:	4.95
							4.875 - (10.9 - JPY/KRW Spot rate)
Barclays Bank PLC, London(*6)	2004	2014	KRW	106,200	US$	100	4.5 + (JPY/KRW - 11.020)	5.125
Credit Suisse First Boston(*6)	2004	2014	KRW	106,200	US$	100	4.5 + (JPY/KRW - 11.020)	5.125
UBS(*6)	2004	2014	KRW	106,200	US$	100	4.5 + (JPY/KRW - 11.020)	5.125
Barclays Bank PLC, London	2004	2014	KRW	172,875	US$	150	5.10	5.75
Barclays Bank PLC, London	2004	2011	US$	120	KRW	138,252	4.85	4.875
BNP PARIBAS	2004	2011	US$	15	KRW	17,282	4.85	4.875
Hana Bank	2004	2011	US$	15	KRW	17,282	4.85	4.875
Credit Suisse First Boston	2004	2011	US$	100	KRW	115,210	4.85	4.875

(*1)	If the Republic of Korea declares default on its debts, the Company is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(*2)	The Company exercised a call option in addition to these swaps with the foreign currency exchange rate of W1,056.7 in December 2004, which the Company could exchange each W5,945 million with the amounts of US$5,000,000 multiplied by Spot FX rate (KRW/ US$).

(*3)	The Company pays JPY 7,670 million which is 10% of the contract amount every March and September and will receive US$650 million in September 2007.

(*4)	The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.

(*5)	The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.

(*6)	The Company has purchased a reset option in addition to these swaps under which the Company can reset each W10,620 million to the amounts of US$10,000,000 multiplied by spot FX rate (KRW/ US$) until December 10, 2005 and the valuation for this reset option is considered in the valuation of the swaps.
      (b) Interest rate swap contracts as of December 31, 2004 are as follows:

	Notional		Contract Interest Rate per Annum
	Amount in
	Millions		Pay (%)	Receive (%)	Term

JPMorgan Chase Bank	US$	149	6.91	Libor + 0.155	1995 - 2005
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998 - 2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998 - 2007
Deutsche Bank	KRW	178,350	5 + 2 x (JPY/W-11.03)	CD + 3.3	2003 - 2013
UBS	KRW	148,625	5 + 2 x (JPY/W-11.03)	CD + 3.3	2003 - 2013
Credit Suisse First Boston	KRW	89,175	5 + 2 x (JPY/W-11.03)	CD + 3.3	2003 - 2013
Credit Suisse First Boston	KRW	50,000	6.89	(5Y CMT-CD) x 2 + 4.3	2002 - 2007
Credit Suisse First Boston	KRW	50,000	6.89	7.30	2002 - 2007
JPMorgan Chase Bank	KRW	50,000	CD-0.3	3 years: 7.75	2003 - 2008
				3 years: 14.65-CD
Deutsche Bank	KRW	50,000	4.98	CD-0.3	2003 - 2005
Credit Suisse First Boston	KRW	30,000	6.09	1 year: 7.25	2003 - 2005
				2 years: (5Y CMT-CD) x 5 + 1.5
Citibank	KRW	60,000	CD-0.3	7.65/2.50(*)	2002 - 2005
Deutsche Bank	KRW	20,000	CD-0.31	7.65/2.50(*)	2002 - 2005
Deutsche Bank	KRW	40,000	CD-0.37	7.65/2.50(*)	2002 - 2005
Kookmin Bank	KRW	20,000	5.995	CD-0.325	2002 - 2005
Deutsche Bank	KRW	100,000	5.995	CD-0.325	2002 - 2005

(*)	If CD rate is equal or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (c) Valuation gains and losses on swap contracts recorded as other income or expense for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002		2003	2004

	Won (millions)
Currency swaps
Gains	W	118,247	78,302	31,043
Losses		(35,890)	(158,995)	(321,615)
Interest rate swaps
Gains		9,216	13,975	121,107
Losses		(25,345)	(27,374)	(1,387)
Swaptions
Gains		—	602	1,611
Losses		(2,220)	—	—

	W	64,008	(93,490)	(169,241)

      (d) The gains on interest swap contract of W255 million, the losses on currency and interest rate swap contract of W2,817 million and the losses on currency and interest rate swap contract of W27,522 million, classified as cash flow hedge derivatives, are reflected in a capital adjustment for the years ended December 31, 2002, 2003 and 2004, respectively.

(24)	Power Generation, Transmission and Distribution Expenses
      Power generation, transmission and distribution expenses for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002		2003	2004

	Won (millions)
Fuel	W	4,405,750	4,849,387	6,598,642
Labor		1,098,389	1,241,052	1,388,117
Depreciation and amortization		4,777,277	4,921,585	5,240,211
Maintenance		1,522,221	1,587,488	1,751,060
Provision for decommissioning costs/accretion and related expenses		583,372	698,400	326,984
Research and development costs		278,691	296,348	360,762
Others		739,343	797,384	867,953

	W	13,405,043	14,391,644	16,533,729

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(25)	Selling and Administrative Expenses
      Details of selling and administrative expenses for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002		2003	2004

	Won (millions)
Labor	W	409,744	437,907	493,478
Employee benefits		49,343	56,116	82,637
Sales commission		253,040	280,051	298,292
Compensation for damages		2,107	716	1,021
Depreciation and amortization		57,644	53,914	41,416
Promotion		18,971	19,301	21,245
Commission-others		127,068	109,023	105,046
Bad debts		8,379	23,178	19,982
Maintenance		15,904	26,644	18,875
Others		218,401	229,380	212,130

	W	1,160,601	1,236,230	1,294,122

(26)	Income Taxes
      (a) The Company is subject to a number of income taxes based on taxable income at the following normal tax rates:

Taxable Earnings	Prior to 2005	Thereafter

Up to W100 million	16.5%	14.3%
Over W100 million	29.7%	27.5%
      In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.
      The components of income tax expense for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	2002		2003	2004

	Won (millions)
Current income tax expense	W	928,844	577,750	943,116
Deferred income tax expense		339,634	205,870	164,877

		1,268,478	783,620	1,107,993
Income taxes of subsidiaries		835,314	979,651	687,177

Income taxes	W	2,103,792	1,763,271	1,795,170

Effective tax rate		40.7%	42.9%	38.2%

      The breakdown between current and deferred income tax expense for the years ended December 31, 2003 and 2004 are summarized as follows:

	2003		2004

	Won (millions)
Current income tax expense	W	1,648,156	1,791,332
Deferred income tax expense		115,115	3,838

	W	1,763,271	1,795,170

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (b) The provision for income taxes calculated using the normal tax rates differs from the actual provision for the year ended December 31, 2004 for the following reasons:

	Won (millions)
Provision for income taxes at normal tax rates	W	1,395,824
Tax effects of permanent differences:
Dividend income(*)		(70,931)
Other		(25,839)
Tax effects of increase in equity income of affiliates		457,384
Additional payment of prior year income tax		17,263
Other, net		21,469

Actual provision for income taxes	W	1,795,170

(*)	Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of the dividend income is not taxable. In this connection, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).
      (c) The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2003 and 2004 are presented below:

	2003		2004

	Won (millions)
Loss on valuation of derivatives	W	126,014	200,364
Accrual for retirement and severance benefits		98,619	137,918
Deferred foreign exchange translation loss		14,538	11,139
Liability for decommissioning costs		1,400,318	1,721,326
Accounts payable — purchase of electricity		188,913	167,132
Gain on valuation of derivatives		(86,291)	(127,534)
Deferred foreign exchange translation gain		(36,526)	(27,243)
Reserve for research and human development		(44,859)	(54,366)
Reserve for social overhead capital investment		(222,093)	(228,296)
Equity income of affiliates		(1,517,157)	(1,979,942)
Other		(15,597)	(180,690)

Net deferred tax liabilities	W	(94,121)	(360,192)

      (d) All but an insignificant portion of ordinary income and tax expense is from Korean sources.

(27)	Earnings Per Share
      Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding for the years ended December 31, 2002, 2003 and 2004 as follows:

	2002		2003	2004

	Won (millions)
Net income in million Won	W	3,048,105	2,323,425	2,882,522
Weighted-average number of common shares outstanding		639,046,001	630,372,064	629,868,023

Earnings per common share in Won	W	4,770	3,686	4,576

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Diluted earnings per share are calculated by dividing diluted net income by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2002, 2003 and 2004 as follows:

	2002		2003	2004

	Won (millions)
Net income in million Won	W	3,048,105	2,323,425	2,882,522
Exchangeable bond interest in million Won		—	496	3,204
		3,048,105	2,323,921	2,885,726

Weighted-average number of common shares and diluted securities outstanding		639,046,001	631,933,684	639,867,870

Diluted earnings per share in Won	W	4,770	3,677	4,510

(28)	Accounting Change
      In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards “(SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste and the same amount was recognized as a utility asset. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs and reflected the cumulative effect of an accounting change up to prior year into the beginning balance of retained earnings. This accounting change, which was recorded as of January 1, 2004, resulted in an increase in its utility plant, net of W1,504,173 million, liability for decommissioning costs of W556,088 million, deferred income tax liabilities of W260,723 million and retained earnings of W687,362 million, respectively. As allowed by this standard, the 2003 financial statements were not restated. For the year ended December 31, 2004, net income increased by W107,969 million applying this new standard.

(29)	Transactions and Balances with Related Companies
      (a) Significant transactions between the Company and related parties for the years ended December 31, 2003 and 2004 are as follows. These were eliminated in the consolidation:

Related Party	Transaction	2003		2004

		Won (millions)
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	W	92,380	129,617
Korea South-East Power Co., Ltd.	”		49,124	39,630
Korea Midland Power Co., Ltd.	”		26,749	17,844
Korea Western Power Co., Ltd.	”		34,025	37,456
Korea Southern Power Co., Ltd.	”		18,604	16,100
Korea East-West Power Co., Ltd.	”		35,817	28,486
Others	”		86,327	98,015

		W	343,026	367,148

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Related Party	Transaction	2003		2004

		Won (millions)
Purchases and other expenses:
Korea Hydro & Nuclear Power Co., Ltd.(*)	Purchase of electricity and others	W	5,065,317	5,077,306
Korea South-East Power Co., Ltd.(*)	”		1,454,157	1,654,792
Korea Midland Power Co., Ltd.(*)	”		1,781,897	1,897,358
Korea Western Power Co., Ltd.(*)	”		2,122,901	2,049,316
Korea Southern Power Co., Ltd.(*)	”		2,048,591	2,738,995
Korea East-West Power Co., Ltd.(*)	”		1,867,833	2,058,906
Korea Power Engineering Co., Inc.	Designing of the power plant and others		40,396	12,220
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		40,251	39,615
Korea Electric Power Data Network, Co., Ltd.	Maintenance of computer system		203,074	212,053
Others	Commissions for service and others		168,552	180,838

		W	14,792,969	15,921,399

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. In addition, as described in note 12(a), in 2003, the Company issued 647,697 shares with par value W5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. Fixed assets were valued based on the fair value of the common stock on the date of the transaction. The value of these shares were recorded as common stock of W3,238 million and paid-in capital in excess of par value of W11,425 million.
      (b) Receivables arising from related parties transactions as of December 31, 2003 and 2004 are as follows:

	2003

	Trade		Other
Related Party	Receivables		Receivables	Total

	Won (millions)
Korea Hydro & Nuclear Power Co., Ltd.	W	—	319	319
Korea South-East Power Co., Ltd.		1,778	367	2,145
Korea Midland Power Co., Ltd.		1,107	2,232	3,339
Korea Western Power Co., Ltd.		1,940	248	2,188
Korea Southern Power Co., Ltd.		1,157	360	1,517
Korea East-West Power Co., Ltd.		1,978	213	2,191
Others		1,990	9,607	11,597

	W	9,950	13,346	23,296

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	2004

	Trade		Other
Related Party	Receivables		Receivables	Total

	Won (millions)
Korea Hydro & Nuclear Power Co., Ltd.	W	—	7,185	7,185
Korea South-East Power Co., Ltd.		1,984	1,130	3,114
Korea Midland Power Co., Ltd.		183	9,808	9,991
Korea Western Power Co., Ltd.		2,115	114	2,229
Korea Southern Power Co., Ltd.		1,242	199	1,441
Korea East-West Power Co., Ltd.		2,306	101	2,407
Others		4,790	9,903	14,693

	W	12,620	28,440	41,060

      (c) Payables arising from related parties transactions as of December 31, 2003 and 2004 are as follows:

	2003

	Trade		Other
Related Party	Receivables		Receivables	Total

	Won (millions)
Korea Hydro & Nuclear Power Co., Ltd.	W	379,121	1,954	381,075
Korea South-East Power Co., Ltd.		117,954	4,411	122,365
Korea Midland Power Co., Ltd.		145,548	9,387	154,935
Korea Western Power Co., Ltd.		167,876	140	168,016
Korea Southern Power Co., Ltd.		179,803	93	179,896
Korea East-West Power Co., Ltd.		142,776	223	142,999
Korea Power Engineering Co., Inc.		—	5,909	5,909
Korea Plant Service & Engineering Co., Ltd.		—	5,509	5,509
Korea Electric Power Data Network Co., Ltd.		—	56,334	56,334
Others		4,363	19,619	23,982

	W	1,137,441	103,579	1,241,020

	2004

	Trade		Other
Related Party	Receivables		Receivables	Total

	Won (millions)
Korea Hydro & Nuclear Power Co., Ltd.(*)	W	403,299	48	403,347
Korea South-East Power Co., Ltd.(*)		153,429	111	153,540
Korea Midland Power Co., Ltd.(*)		146,735	8,458	155,193
Korea Western Power Co., Ltd.(*)		169,362	117	169,479
Korea Southern Power Co., Ltd.(*)		227,978	84	228,062
Korea East-West Power Co., Ltd.(*)		160,231	126	160,357
Korea Power Engineering Co., Inc.		—	1,515	1,515
Korea Plant Service & Engineering Co., Ltd.		—	6,275	6,275
Korea Electric Power Data Network Co., Ltd.		—	43,845	43,845
Others		1,044	17,453	18,497

	W	1,262,078	78,032	1,340,110

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the substantial amount payable to the power generation subsidiaries.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (d) As discussed in notes 16 and 17, as of December 31, 2004, the balance of short-term borrowings and long-term borrowings from Korea Development Bank, one of the Company’s major shareholders, amounted to W 5,023,846 million and the related interest expense amounted to W 217,823 million for the year ended December 31, 2004. As of December 31, 2004 and for the year ended, the balance of long-term borrowings from the Export-Import Bank of Korea amounted to W170,622 million and the related interest expense amounted to W7,305 million. In addition, as of December 31, 2004 and for the year ended, the balance of long-term borrowings from the government of the Republic of Korea amounted to W 50,000 million and the related interest expense amounted to W 2,000 million.
      (e) The guarantees the Company has provided for related companies as of December 31, 2004 are as follows:

				Won (Millions),
Type	Loan Type	Guaranteed Company	Financial Institutions	US$(Thousands)

Payment guarantee	Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$	82,006
		”	Norinchukin Bank		35,000
		”	Korea Development Bank		4,636
		KEPCO International Philippines Inc.	Korea Development Bank		27,261
Other(*1)		KEPCO Ilijan Co.			105,000

				US$	253,903

Joint liability on guarantee(*2)	Spin-off of power generation subsidiaries	Six power generation subsidiaries	Korea Development Bank and others		W1,101,550

(*1)	KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$356 million in 2000 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with guarantees to the extent not exceeding US$72 million for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$33 million for the repayment of that borrowing.

(*2)	The Company has joint and several responsibilities with the generation subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries’ debts for which the Company has those joint and several responsibilities as of December 31, 2004 is W1,101,550 million.
      (f) The guarantees provided by related companies for the Company as of December 31, 2004 are as follows:

					Balance of
			Guaranteed		Borrowing as of
Type	Related Party	Currency	Amounts	Type of Borrowings	December 31, 2004

		Won (millions), USD, JPY and GBP (thousands)
Payment	Korea	US$	1,739,449	Foreign	US$	1,401,865
guarantee(*1)	Development			currency bond
	Bank	JPY	104,212,253	”	JPY	102,500,000
		GBP	30,706	”	GBP	24,467
Joint liability on	Six power	KRW	88,103	Long-term debts	KRW	88,103
guarantee(*2)	generation	KRW	240,000	Domestic debentures	KRW	240,000
	subsidiaries

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(*1)	Korea Development Bank has provided repayment guarantees for some of the foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2004, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

(*2)	As described note in 29(d), the balance of the Company’s borrowings for which six power generation subsidiaries have the joint and several responsibilities is W328,103 million as of December 31, 2004.

(30)	Commitments and Contingencies
      (a) The Company is engaged in 294 lawsuits as a defendant and 46 lawsuits as a plaintiff. The total amount claimed against the Company is W282,455 million and the total amount claimed by the Company is W16,416 million as of December 31, 2004. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation or liquidity.
      (b) Short-term credit facilities
      Payment guarantee and short-term credit facilities from financial instruments as of December 31, 2004 are as follows:

(i) Payment guarantee

Description	Financial Instrument	Credit Lines

		Won (millions),
		US$ (thousands)
Payment of import letter of credit	Various banks	US$	1,690,000
Payment of customs duties	Korea Development Bank	W	4,000
Payment of overdraft	National Agricultural Cooperative Federation and others	W	580,000

(ii) Overdraft and Others

Description	Financial Instrument	Credit Lines

		Won (millions), US$ (thousands)
Overdraft	BNP PARIBAS and others	US$	60,000
	National Agricultural Cooperative Federation and others	W	2,134,000
Discount on promissory note	Hana Bank and others	W	14,000
Other	Hana Bank and others	W	7,000
      The Company has provided a promissory note of W 1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract. In the event the Company fails to perform, it may be required to fund the promissory note, which will be repayable.
      The Company entered into a subcontract arrangement with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been suspended from December 1, 2003 due to the political environment surrounding the Korean peninsula. Through December 31, 2004, the Company continues to provide routine maintenance for the construction projects. The Company has received cash advances from other parties, which consist of other current liability amounting to W109,840 million and other long-term liability amounting to W379,525 million as of December 31, 2004.
      The Company entered into a Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
these companies amounted to W1,140,810 million, W1,055,081 million and W1,019,528 million for the years ended December 31, 2002, 2003 and 2004, respectively.
(31)      Segment Information
      The below segment information is based on the management’s disaggregation of the Company for making operating decisions. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into three reportable segments: One is a transmission and distribution segment which make transmission and sale of electricity, and the other is a power generation segment which produces electricity.
      Other segments that cannot be classified into the above-mentioned two segments have been combined and disclosed in an “all other” category. All other revenues consist primarily of the revenues from the engineering and maintenance for utility plant, information services, sales of nuclear fuel, communication line leasing and others.
      The Company evaluates performance of each segment based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.
      (a) The following table provides information for each operating segment for the years ended December 31, 2002, 2003 and 2004:

	2002

	Electric Business

	Transmission &		Power		Consolidation
	Distribution		Generation	All Other	Adjustment	Consolidated

	Won (millions)
Unaffiliated revenues	W	20,406,404	—	959,271	—	21,365,675
Intersegment revenues		309,893	13,404,975	841,006	(14,555,874)	—

Total operating revenues		20,716,297	13,404,975	1,800,277	(14,555,874)	21,365,675
Cost of goods sold		(17,897,871)	(10,348,054)	(1,481,333)	14,568,967	(15,158,291)
Selling and administrative expenses		(940,016)	(153,324)	(81,905)	14,644	(1,160,601)

Operating income		1,878,410	2,903,597	237,039	27,737	5,046,783

Interest income		23,710	46,982	22,233	(1,996)	90,929
Interest expense		(627,954)	(360,606)	(29,858)	1,996	(1,016,422)
Equity income of affiliates		2,178,492	—	18,566	(2,102,205)	94,853
Other income (expense), net		871,284	101,946	(1,622)	(16,893)	954,715

Earnings before income tax		4,323,942	2,691,919	246,358	(2,091,361)	5,170,858
Income tax expense		(1,268,478)	(792,863)	(39,685)	(2,766)	(2,103,792)

Segment earnings before minority interests	W	3,055,464	1,899,056	206,673	(2,094,127)	3,067,066

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	2003

	Electric Business

	Transmission &		Power		Consolidation
	Distribution		Generation	All Other	Adjustment	Consolidated

	Won (millions)
Unaffiliated revenues	W	21,834,288	—	940,306	—	22,774,594
Intersegment revenues		253,167	14,348,938	956,299	(15,558,404)	—

Total operating revenues		22,087,455	14,348,938	1,896,605	(15,558,404)	22,774,594
Cost of goods sold		(19,285,025)	(11,138,278)	(1,429,265)	15,538,002	(16,314,566)
Selling and administrative expenses		(992,116)	(167,479)	(90,120)	13,485	(1,236,230)

Operating income		1,810,314	3,043,181	377,220	(6,917)	5,223,798

Interest income		38,780	34,585	27,663	(1,131)	99,897
Interest expense		(583,557)	(207,374)	(39,488)	676	(829,743)
Equity income of affiliates		2,123,518	—	23,616	(2,050,268)	96,866
Other expense, net		(291,991)	(145,207)	(588)	(43,143)	(480,929)

Earnings before income tax		3,097,064	2,725,185	388,423	(2,100,783)	4,109,889
Income tax expense		(783,620)	(948,458)	(35,865)	4,672	(1,763,271)

Segment earnings before minority interests	W	2,313,444	1,776,727	352,558	(2,096,111)	2,346,618

	2004

	Electric Business

	Transmission &		Power		Consolidation
	Distribution		Generation	All Other	Adjustment	Consolidated

	Won (millions)
Unaffiliated revenues	W	23,122,854	—	832,808	—	23,955,662
Intersegment revenues		367,147	15,280,344	1,027,415	(16,674,906)	—

Total operating revenues		23,490,001	15,280,344	1,860,223	(16,674,906)	23,955,662
Cost of goods sold		(20,453,337)	(13,050,735)	(1,308,051)	16,618,057	(18,194,066)
Selling and administrative expenses		(1,061,048)	(199,202)	(89,237)	55,365	(1,294,122)

Operating income		1,975,616	2,030,407	462,935	(1,484)	4,467,474

Interest income		36,079	34,867	29,985	(11,710)	89,221
Interest expense		(562,971)	(143,879)	(42,699)	11,710	(737,839)
Equity income of affiliates		1,793,808	—	21,725	(1,684,938)	130,595
Other income (expense), net		748,688	(1,334)	6,411	(3,427)	750,338

Earnings before income tax		3,991,220	1,920,061	478,357	(1,689,849)	4,699,789
Income tax expense		(1,107,993)	(656,862)	(34,442)	4,127	(1,795,170)

Segment earnings before minority interests	W	2,883,227	1,263,199	443,915	(1,685,722)	2,904,619

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      (b) The following table provides asset information for each operating segment as of December 31, 2002, 2003 and 2004.:

	Electric Business

	Transmission &		Power		Consolidation
	Distribution		Generation	All Other	Adjustment	Consolidated

	Won (millions)
December 31, 2002
Utility and non-utility plant	W	28,157,412	32,145,415	1,200,843	(199,916)	61,303,754
Total assets		31,792,880	36,933,338	2,604,890	(818,989)	70,512,119
December 31, 2003
Utility and non-utility plant	W	29,271,047	31,735,423	568,617	(204,064)	61,371,023
Total assets		33,723,731	37,249,382	2,664,538	(1,910,379)	71,727,272
December 31, 2004
Utility and non-utility plant	W	29,945,572	32,607,650	964,454	(191,527)	63,326,149
Total assets		34,684,148	38,285,422	2,439,468	(1,755,353)	73,653,685

(32)	Reconciliation to United States Generally Accepted Accounting Principles
      The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”) which differ in certain respects from U.S. generally accepted accounting principles. The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Asset Revaluation and Depreciation
      Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and Assets Revaluation Law of Korea. In connection with the revaluation, a new basis for depreciation is established. Asset revaluation is not permitted after January 1, 2001.
      Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

(b)	Special Depreciation
      Under Korean GAAP, special depreciation allowed prior to 1994, which represents accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes, is not recognized under U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset.

(c)	Accounting for Regulation
      US GAAP, pursuant to SFAS No. 71 — “Accounting for the Effects of Certain Types of Regulation” — differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future rates.
      The Government of the Republic of Korea approves the rates that the Company charges to its customers. The Company’s utility rates are designed to recover its reasonable costs plus a fair investment return. However, as discussed in Note 1(a), on April 2, 2001, six power generation subsidiaries were established in accordance with

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only the Company’s power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.
      The Company recognizes a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.
      The following table shows the components of regulated assets and liabilities as of December 31, 2003 and 2004.

	Korean Won			Translation into
				U.S. Dollars (Note 2)
	2003		2004	2004

	(In millions)			(In thousands)

Capitalized foreign currency translation	W	972,903	900,811	$870,265
Reserve for self-insurance		(87,926)	(93,352)	(90,186)
Deferred income taxes		(1,550,939)	(1,465,466)	(1,415,772)

	W	(665,962)	(658,007)	$(635,693)

      In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only the Company’s deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.
      The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over weighted-averaged useful life of property, plant and equipment.
      Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

(d)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies
      Under Korean GAAP, the Company’s share of the profit on transactions between the Company and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices is reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. the Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(e)	Foreign Currency Translation
      As discussed in Note 1(f), under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.
      Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
property, plant and equipment under Korean GAAP were reversed into results of operations for the current period under U.S. GAAP.
      Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, so the Company does not recognize the associated foreign currency translation gain or loss.
      Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(f)	Deferred Income Taxes
      Under Korean GAAP, a deferred tax asset is recognized only when its realization is probable. An appropriate write-down of a previously recognized deferred tax asset is deducted directly from the deferred tax asset with a corresponding increase to income tax expense. All deferred tax accounts are classified as non-current items on the balance sheet.
      In addition, under Korean GAAP, additional provisions or reversals of previously provided liabilities arising from the finalization of income tax returns, the filing of amended tax returns or examinations of prior year tax returns by tax authorities are not reported as income tax expense but instead recorded within other income (expense).
      Under U.S. GAAP, a deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. Deferred tax assets are not directly written down. Rather, a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. The valuation allowance is established through a charge to income tax expense. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carry forwards, shall be classified according to the expected reversal date of the temporary difference. Additional provisions or reversals of previously provided liabilities arising from the finalization of income tax returns, the filing of amended tax returns or examinations of prior year tax returns by tax authorities represent changes in estimate, and are reported as a component of income tax expense.
      For U.S. GAAP purposes, the Company is required to make a deferred tax adjustment for the differences between Korean GAAP and U.S. GAAP.

(g)	Liabilities for Decommissioning Costs

2002
      Under Korean GAAP, prior to January 1, 2003, the Company accrued for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Annual additions to the reserve were in amounts such that the expected costs would be fully accrued for at the estimated dates of decommissioning on a straight-line basis.
      Under U.S. GAAP, prior to January 1, 2003, accounting for liabilities for decommissioning costs was substantially the same as Korean GAAP.

2003
      Under Korean GAAP, effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company would record the fair value of the liabilities for decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No. 5

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
did not apply and the previous Korean GAAP (as described under 2002) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.
      Under U.S. GAAP, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 143 “Accounting for Asset Retirement Costs” Under SFAS No. 143, the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, the Company recognized a pre-tax gain as a cumulative effect of accounting change of W 1,775,306 million on January 1, 2003. In addition, for the year ended December 31, 2003, the Company recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004
      In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.
      Under U.S. GAAP, the Company continues to apply SFAS No. 143 during 2004.
      As of and for the year ended December 31, 2004, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

•	Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SFAS No. 143 (6.94% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SKAS No. 17 (4.36% as of December 2004).

•	Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

•	Under U.S. GAAP, revisions to either the timing or the amount of the original estimate of the undiscounted cash flows is reflected within current year accretion expense or adjustment to the asset

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

retirement cost as a change in estimate. Under Korean GAAP, as required by SKAS No. 17, the cumulative effect of the change in accounting included any changes in estimate that took place during 2004. Accordingly, the 2004 accretion expense under Korean GAAP does not include the change in estimate impact that is recorded within accretion expense under U.S. GAAP.
      As explained in Note 20, under Korean GAAP, the Company has accrued W 6,259,369 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2004. Under U.S. GAAP, the Company has accrued W4,063,830 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2004. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability is due to the impact of the discount rate described in the first bullet above.
      Adjustments to capitalized asset retirement costs and liabilities for decommissioning costs additionally subtracted under U.S. GAAP as of December 31, 2003 and 2004 is as follows:

	Korean Won			Translation into
				U.S. Dollars (Note 2)
	2003		2004	2004

	(In millions)			(In thousands)

Capitalized asset retirement costs, net of accumulated depreciation	W	1,751,755	(1,022,249)	$(987,585)
Liabilities for decommissioning costs		478,140	2,195,538	2,121,088

	W	2,229,895	1,173,289	$1,133,503

      Details of the Company’s asset retirement costs as of December 31, 2003 and 2004 under U.S. GAAP are as follows:

	Korean Won				Translation into
					U.S. Dollars
	2003		2004		(Note 2) 2004

	(In millions)				(In thousands)

Capitalized asset retirement costs	W	2,809,612	W	1,041,612	$1,006,291
Less accumulated depreciation		(1,057,857)		(447,525)	(432,349)

	W	1,751,755	W	594,087	$573,942

      A reconciliation of the Company’s liabilities for decommissioning costs liability (after adoption of SFAS No. 143) for the years ended December 31, 2003 and 2004 under U.S. GAAP is as follows:

	Korean Won			Translation into
				U.S. Dollars (Note 2)
	2003		2004	2004

	(In millions)			(In thousands)

Beginning of year	W	3,640,337	4,612,930	$4,456,507
Liabilities incurred		39,350	206,335	199,338
Revision to estimate		732,012	(992,188)	(958,543)
Accretion expense		226,494	303,765	293,464
Payments		(25,263)	(67,012)	(64,740)

End of year	W	4,612,930	4,063,830	$3,926,026

(h)	Convertible bonds
      Under Korean GAAP, the value of the conversion rights are recognized as capital surplus.
      Under U.S. GAAP, per SFAS No. 133, a conversion right would not be considered a derivative since the Company is the issuer of the right. Accordingly, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(i)	Principles of Consolidation
      Under Korean GAAP, minority interests in consolidated subsidiaries is presented as a component of stockholder’s equity in the consolidated balance sheet.
      Under U.S. GAAP, minority interests is presented outside of the stockholders’ equity section in the consolidated balance sheet.

(j)	Reserve for self-insurance
      Under Korean GAAP, in accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.
      U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(k)	Comprehensive Income
      Under U.S. GAAP, comprehensive income and its components (revenues, expenses, gains and losses) for each period should be presented in accordance with SFAS No. 130 — “Reporting Comprehensive Income” while such a presentation is not required under Korean GAAP. Comprehensive income for the years ended December 31, 2002, 2003 and 2004 is summarized as follows:

	Korean Won				Translation into
					U.S. Dollars (Note 2)
	2002		2003	2004	2004

	(In millions)				(In thousands)
Net income as adjusted in accordance with U.S. GAAP	W	3,572,790	4,551,923	3,534,544	$3,414,688
Other comprehensive income, net of tax:
Overseas operations translation		(22,264)	(10,522)	(38,109)	(36,817)
Unrealized gains (losses) on available for sale securities		(50,122)	6,565	2,439	2,356
Deferred gains (losses) on cash flow hedges		179	(2,159)	(17,973)	(17,364)

Comprehensive income as adjusted in accordance with U.S. GAAP	W	3,500,583	4,545,807	3,480,901	$3,362,863

Accumulated other comprehensive balances, net of tax:
Overseas operations translation	W	(58,329)	(68,851)	(106,960)	$(103,333)
Unrealized losses on investments		(27,127)	(20,562)	(18,123)	(17,508)
Deferred gains (losses) on cash flow hedges		179	(1,980)	(19,953)	(19,276)

	W	(85,277)	(91,393)	(145,036)	$(140,117)

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The amounts of tax allocated to the other comprehensive income for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Korean Won				Translation into
					U.S. Dollars (Note 2)
	2002		2003	2004	2004

	(In millions)				(In thousands)

Overseas operations translation	W	9,163	4,446	11,483	$11,094
Unrealized gains (losses) on investments		21,330	(2,774)	(1,812)	(1,751)
Deferred gains (losses) on cash flow hedges		(76)	913	6,732	6,504

Tax allocated to the accumulated other comprehensive income	W	30,417	2,585	16,403	$15,847

(l)	Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

(i) Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

(ii) Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it was not practicable to estimate the fair value of investments in unlisted companies.

(iii) Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.
      The carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2003 and 2004 are summarized as follows (Korean Won in millions):

	2003				2004

	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value

Cash and cash equivalents	W	2,050,636	W	2,050,636	W	1,669,497	W	1,669,497
Short-term financial instruments		119,000		119,000		158,968		158,968
Trade receivables and account receivables-other		2,063,715		2,063,715		2,200,088		2,200,088
Investments:
Practicable to estimate fair value		19,778		19,778		12,298		12,298
Not practicable		213,163		N/A		147,117		N/A
Short-term borrowings		(210,169)		(210,169)		(413,609)		(413,609)
Trade payables and accounts payable-other		(1,626,167)		(1,626,167)		(1,607,610)		(1,607,610)
Long-term debt, including current portion		(22,536,190)		(22,990,590)		(19,335,895)		(19,506,964)
Currency and interest swaps, net		(83,671)		(83,671)		(51,753)		(51,753)
Other		(1,617)		(1,617)		(6)		(6)

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(m)	Benefits expected to be paid in the future
      As of December 31, 2004, the future severance benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Korean		Translation into
	Won		U.S. Dollars (Note 2)

	(In millions)		(In thousands)
2005	W	15,109	$14,597
2006		25,419	24,557
2007		34,144	32,986
2008		40,822	39,438
2009		45,265	43,730
2010 - 2014		300,350	290,163
      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(n)	Supplementary U.S. GAAP Disclosures
      The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won				Translation into
					U.S. Dollars (Note 2)
	2002		2003	2004	2004

	(In millions)				(In thousands)

Interest, net of capitalized portion	W	999,230	807,976	711,548	$687,420
Income taxes		1,169,517	2,212,188	1,520,176	1,468,627

(o)	Recent changes in U.S. GAAP
      In March 2005, the Financial Accounting Standards Board (“FASB”) issued FIN No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional liability for decommissioning cost when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. Based on its preliminary assessment, the Company does not believe that the adoption of FIN 47 will have a material impact on its results of operations or financial position.
      In December 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company believes that the adoption of this statement will not have significant impact on its financial position or operating results.

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(p)	Effect on Net Income and Stockholders’ Equity
      The effects of the significant adjustments to net income and stockholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won				Translation into
					U.S. Dollars (Note 2)
	2002		2003	2004	2004

	(In millions, except per share data)				(In thousands, except per share data)
NET INCOME UNDER KOREAN GAAP	W	3,048,105	2,323,425	2,882,522	$2,784,776
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation (note 32(a))		511,787	449,971	391,618	378,338
Special depreciation (note 32(b))		(24,246)	(21,033)	(18,370)	(17,747)
Regulated operations (note 32(c))		175,783	170,925	7,955	7,685
Capitalized foreign currency translation (note 32(e))		164,037	246,531	200,811	194,002
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 32(d))		(44,772)	(17,083)	37,282	36,018
Liabilities for decommissioning costs (note 32(g))		—	454,589	(108,522)	(104,842)
Reserve for self-insurance (note 32(j))		5,465	6,400	6,274	6,061
OTHER INCOME (EXPENSES)
Asset revaluation (note 32(a))		130,210	117,795	58,974	56,974
Capitalized foreign currency translation (note 32(e))		43,633	(20,589)	44,115	42,619
Reserve for self-insurance (note 32(j))		(1,172)	(1,010)	(848)	(819)
Convertible bonds (note 32(h))		—	1,344	24,298	23,474
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Liabilities for decommissioning costs (note 32(g))		—	1,775,306	—	—
INCOME TAX EXPENSES
Deferred income taxes (note 32(f))		(436,040)	(934,648)	8,435	8,149

NET INCOME UNDER U.S. GAAP	W	3,572,790	4,551,923	3,534,544	$3,414,688

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	Korean Won			Translation into
				U.S. Dollars (Note 2)
	2003		2004	2004

	(In millions)			(In thousands)
STOCKHOLDERS’ EQUITY UNDER KOREAN GAAP	W	37,781,936	40,602,282	$39,225,468
ADJUSTMENTS:
UTILITY PLANT
Asset revaluation (note 32(a))		(8,355,176)	(7,924,482)	(7,655,765)
Capitalized asset retirement cost (note 32(g))		1,751,755	(1,022,249)	(987,585)
Special depreciation (note 32(b))		38,272	19,902	19,227
Capitalized foreign currency translation (note 32(e))		(2,016,721)	(1,771,795)	(1,711,714)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 32(d))		103,371	140,653	135,883
INVESTMENT SECURITIES
Asset revaluation (note 32(a))		(121,977)	(102,079)	(98,618)
DEFERRED INCOME TAXES		2,252,961	2,316,502	2,237,950
LIABILITIES
Liabilities for decommissioning costs (note(g))		478,140	2,195,538	2,121,088
Regulated operation (note 32(c))		(665,962)	(658,007)	(635,694)
Reserve for self-insurance (note 32(j))		87,926	93,352	90,186
Convertible bonds (note 32(h))		(43,828)	(19,530)	(18,868)
MINORITY INTERESTS (note 32(i))		(127,569)	(123,099)	(118,925)

STOCKHOLDERS’ EQUITY UNDER U.S. GAAP	W	31,163,128	33,746,988	$32,602,633

      The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Korean Won				Translation into
					U.S. Dollars (Note 2)
	2002		2003	2004	2004

			(In millions)		(In thousands)
Operating income under Korean GAAP	W	5,046,783	5,223,798	4,467,474	$4,315,983
Asset revaluation		511,787	449,971	391,618	378,338
Special depreciation		(24,246)	(21,033)	(18,370)	(17,747)
Regulated operation		175,783	170,925	7,955	7,685
Capitalized foreign currency translation		164,037	246,531	200,811	194,002
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(44,772)	(17,082)	37,282	36,018
Asset retirement obligation		—	454,589	(108,522)	(104,842)
Reserve for self-insurance		5,465	6,400	6,274	6,061

Operating income under U.S. GAAP	W	5,834,837	6,514,099	4,984,522	$4,815,498

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2003 and 2004 is as follows:

	Korean Won			Translation into
				U.S. Dollars (Note 2)
	2003		2004	2004

	(In millions)			(In thousands)

Utility plant, net under Korean GAAP	W	61,914,088	63,326,149	$61,178,774
Asset revaluation		(8,355,176)	(7,924,482)	(7,655,765)
Capitalized asset retirement cost		1,751,755	(1,022,249)	(987,585)
Special depreciation		38,272	19,902	19,227
Capitalized foreign currency translation		(2,016,721)	(1,771,795)	(1,711,714)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		103,371	140,653	135,883

Utility plant, net under U.S. GAAP	W	53,435,589	52,768,178	$50,978,820

      The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2004, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won			Translation into
				U.S. Dollars (Note 2)
	2003		2004	2004

	(In millions)			(In thousands)

Deferred tax assets:
Asset revaluation	W	2,179,523	1,980,310	$1,913,158
Convertible bond		12,053	5,371	5,189
Regulated operation		183,140	180,952	174,816
Capitalized foreign currency translation		554,598	487,244	470,722
Decommissioning costs		1,400,318	1,721,326	1,662,956
Others		216,384	175,126	169,188

Total deferred tax assets		4,546,016	4,550,329	4,396,029

Deferred tax liabilities:
Special depreciation		10,525	5,473	5,287
Asset retirement obligation, net		613,221	322,654	311,713
Investment in social overhead capital		222,093	260,280	251,454
Reserve for self insurance		24,180	25,672	24,801
Investment in subsidiaries and affiliates		1,517,157	1,979,941	1,912,802

Total deferred tax liabilities		2,387,176	2,594,020	2,506,057

Net deferred tax asset under U.S. GAAP	W	2,158,840	1,956,309	$1,889,972

Deferred tax liabilities under Korean GAAP		94,121	360,193	347,979

Total U.S. GAAP adjustments related to deferred income taxes	W	2,252,961	2,316,502	$2,237,951

Korea Electric Power Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Earnings per share for the year ended December 31, 2002, 2003 and 2004 under U.S. GAAP are as follows:

	Korean Won				Translation into
					U.S. Dollars (Note 2)
	2002		2003	2004	2004

					(In thousands,
	(In millions, except per share data)				except
					per share data)
Income before cumulative effect of a change in accounting principle under U.S. GAAP(a)	W	3,572,790	3,264,827	3,534,544	$3,414,688
Cumulative effect of a change in accounting principle, net of tax of W488,210 million		—	1,287,096	—	—

Net income under U.S. GAAP(b)		3,572,790	4,551,923	3,534,544	3,414,688
Effect of dilutive Securities		—	496	3,204	3,095

Adjusted net income(c)	W	3,572,790	4,552,419	3,537,748	$3,417,783

Weighted-average shares(d)		639,046,001	630,327,064	629,868,023	629,868,023
Effect dilutive securities		—	1,561,620	9,999,847	9,999,847

Adjusted weighted average shares(e)		639,046,001	631,888,684	639,867,870	639,867,870

Basic earnings per share before cumulative effect of a change in accounting principle under U.S. GAAP(a)/(d)	W	5,591	5,179	5,612	$5.42

Basic earnings per share under U.S. GAAP(b)/(d)	W	5,591	7,221	5,612	$5.42

Diluted earnings per share under U.S. GAAP(c)/(e)	W	5,591	7,204	5,529	$5.34

Basic earnings per ADS before cumulative effect of a change in accounting principle under U.S. GAAP	W	2,796	2,590	2,806	$2.71

Basic earnings per ADS under U.S. GAAP	W	2,796	3,611	2,806	$2.71

Diluted earnings per ADS under U.S. GAAP	W	2,796	3,602	2,765	$2.67

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in English)*
2.1	Form of Deposit Agreement**
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)
15.1	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International
15.2	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu
15.3	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)
15.4	Consent of Ahn Kwon & Co. (Korea South-East Power Co., Ltd.)
15.5	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)
15.6	Consent of Ernst & Young Han Young, formerly Young Wha Corporation, a member firm of Ernst & Young Global (Korea Midland Power Co., Ltd.)
15.7	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)
15.8	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Western Power Co., Ltd.)
15.9	Consent of Ahn Kwon & Co. (Korea East-West Power Co., Ltd.)
15.10	Consent of Deloitte HanaAnjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea East-West Power Co., Ltd.)
15.11	The Korea Electric Power Corporation Act (in English)***
15.12	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****
15.13	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****
15.14	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

*	A fair and accurate translation from Korean to English.

**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.

***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

E-1