Form 20-F
period 2005-12-31
KOREA ELECTRIC POWER CORP
filed 2006-06-30
CIK 887225

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission File Number: 000-13372

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

641,567,712 shares of common stock, par value of Won 5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☑  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☑  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17     ☑  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☑  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

CERTAIN DEFINED TERMS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this report, are references to The Republic of Korea. All references to the “Government” in this report are references to the government of the Republic. All references to “we”, “us”, the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “Korean GAAP” in this report are references to the accounting guidelines under the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea, and all references to “U.S. GAAP” in this report are references to accounting principles generally accepted in the United States.

FORWARD-LOOKING STATEMENTS

This report includes future expectations, projections or “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). The words “believe”, “expect”, “anticipate”, “estimate” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this report are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this report.

This report discloses, under the caption “Item 3. Key Information—Risk Factors” and else, important factors that could cause actual results to differ materially from our expectations, or Cautionary Statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth the selected financial data. The selected consolidated financial data in the table have been derived from our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2005. The consolidated financial statements as of and for the year ended December 31, 2003 have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu. Deloitte Anjin LLC is a Korean independent registered public accounting firm. The consolidated financial statements as of and for the years ended December 31, 2004 and 2005 have been audited by KPMG Samjong Accounting Corp., a Korean corporation, which is a member of KPMG International, a Swiss cooperative, our current independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and Notes thereto as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005.

Our consolidated financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the accounting regulations for Government-invested enterprises and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 33 of the notes to our consolidated financial statements.

Consolidated Statement of Earnings Data

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(Won in billion and US$ in million, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	(Won)	20,225	(Won)	21,366	(Won)	22,775	(Won)	23,956	(Won)	25,445	$25,193
Operating expenses		16,236		16,319		17,551		19,488		21,523	21,310
Operating income		3,989		5,047		5,224		4,467		3,922	3,883
Income before income taxes and minority interest		2,932		5,171		4,110		4,700		3,832	3,794
Income taxes		1,293		2,104		1,763		1,795		1,399	1,386
Net income		1,635		3,048		2,323		2,883		2,408	2,384
Earnings per share
Basic		2,559		4,770		3,686		4,576		3,790	3.75
Diluted		2,559		4,770		3,677		4,510		3,766	3.73
Earnings per ADS
Basic		1,280		2,385		1,843		2,288		1,895	1.88
Diluted		1,280		2,385		1,839		2,255		1,883	1.86
Dividends per share		550		800		1,050		1,150		1,150	1.14

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(Won in billion and US$ in million, except per share data)
Amounts in Accordance with U.S. GAAP(3):
Operating revenue	(Won)	20,256	(Won)	21,373	(Won)	22,781	(Won)	23,995	(Won)	25,445	$25,193
Operating income		5,595		5,835		6,373		4,860		4,382	4,339
Net income		3,287		3,573		4,552		3,535		2,970	2,941
Earnings per share
Basic		5,144		5,591		7,221		5,612		4,675	4.63
Diluted		5,144		5,591		7,204		5,529		4,645	4.60
Earnings per ADS
Basic		2,572		2,796		3,611		2,806		2,338	2.32
Diluted		2,572		2,796		3,602		2,765		2,323	2.30
Other Data:
Ratio of earnings to fixed charges(2):
Korean GAAP		2.5		4.2		4.1		4.6		4.8	4.8
U.S. GAAP(3)		3.6		4.8		6.0		5.0		5.3	5.3

Consolidated Balance Sheet Data

	As of December 31,
	2001		2002		2003		2004		2005		2005
	(Won in billion and US$ in million)
Amounts in Accordance with Korean GAAP:
Net working capital deficit(4)	(Won)	(3,561)	(Won)	(5,192)	(Won)	(4,056)	(Won)	(2,291)	(Won)	(130)	$(128)
Property, plant and equipment, net		49,440		53,527		51,820		55,809		56,651	56,090
Construction in progress		11,154		7,777		9,551		7,517		7,355	7,282
Total assets		70,562		70,512		71,727		73,654		74,737	73,997
Total stockholders’ equity		33,182		35,562		37,782		40,602		42,338	41,918
Common stock		3,201		3,201		3,204		3,204		3,208	3,176
Long-term debt (excluding current portion)		22,089		17,671		15,814		15,073		15,494	15,341
Other long term liabilities		6,005		7,173		7,992		9,719		9,767	9,670
Amounts in Accordance with U.S. GAAP(3):
Total assets		62,591		62,297		65,380		65,310		66,864	66,202
Total stockholders’ equity		24,162		27,291		31,163		33,747		35,972	35,616

(1)	See Item 5 “Operating and Financial Review and Prospects—Operating Results” for discussion of certain changes in Korean GAAP.
(2)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.
(3)	For discussion of significant differences between the application of Korean GAAP and U.S. GAAP, see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 33 of the notes to our consolidated financial statements.
(4)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of the Republic, and all references to “U.S. dollars”, “Dollars”, “$”, “U.S.$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to U.S. dollars were made at (Won)1,010.00 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005. On June 28, 2006, the Noon Buying Rate was (Won)957.50 to US$1.00. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period		Average(1)		High		Low
	(Won per US$1.00)
2000	(Won)	1,267.00	(Won)	1,130.90	(Won)	1,267.00	(Won)	1,105.50
2001		1,313.50		1,292.00		1,369.00		1,234.00
2002		1,186.30		1,250.40		1,332.00		1,160.60
2003		1,192.00		1,192.10		1,262.00		1,146.00
2004		1,035.10		1,139.30		1,195.10		1,035.10
2005		1,010.00		1,023.75		1,059.80		997.00
2006 (through June 28)		957.50		962.20		1,002.90		927.40
January		958.90		981.44		1,002.90		958.90
February		970.90		969.84		976.30		962.00
March		971.40		974.71		981.95		966.80
April		942.80		952.60		970.40		939.60
May		945.30		940.82		951.50		927.40
June (through June 28)		957.50		954.45		961.80		942.70

Note:
(1)	The average of the Noon Buying Rates over the relevant period.

RISK FACTORS

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to KEPCO

The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.

On January 21, 1999, the Ministry of Commerce, Industry and Energy, or the MOCIE, announced a restructuring plan for the electricity industry in Korea, or a Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea”.

The Government promulgated the Law on Promotion of Restructuring of Electricity Industry and amended the Electricity Business Law on December 23, 2000, which allowed us to implement the Restructuring Plan. Pursuant to the Law on Promotion of Restructuring of Electricity Industry:

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

On February 23, 2001, our board of directors approved a new plan to split our non-nuclear and non-hydroelectric generating unit into five wholly-owned generation subsidiaries and our nuclear and hydroelectric generating unit into a separate wholly-owned generation subsidiary. On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries and the allocation of our assets and liabilities to such generation subsidiaries, effective as of April 2, 2001.

In September 2003, a Joint Study Group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing competition within the industry for distribution of electricity. Members of the Tripartite Commission include, among others, representatives from the Government, the leading businesses and labor unions in Korea. In June 2004, based on the conclusion published by this Joint Study Group, the Tripartite Commission issued a resolution which recommended halting the plan to form and privatize the distribution subsidiaries. In lieu of privatization, this resolution recommended the creation of independent business divisions within us, namely, the “strategy business units”, in order to introduce internal competition among the business divisions and improve efficiency. This resolution was adopted by the MOCIE in June 2004. In January 2005, we commissioned a third party consultant to conduct a study on implementing plans related to the creation of the strategy business units. As of the date of this report, we are soliciting comments on the study from various parties, including labor unions. Based on such comments, we plan to form the strategy business units in further consultation with the Government. As currently contemplated, each of the strategy business units is expected to have a management structure with limited autonomy and separate financial accounting and performance evaluation criteria.

The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.

Failure to successfully implement the revised plan could have an adverse effect on our business, results of operations and financial condition.

The Restructuring Plan contemplates that we eventually dispose of our interests in our generation subsidiaries (excluding our nuclear and hydroelectric power generation subsidiary). In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, excluding our nuclear and hydroelectric power generation subsidiary. In 2002, we commenced the sale of Korea South-East Power Co., Ltd., or KOSEPCO, one of our non-nuclear generation subsidiaries. According to the original privatization plan, the sale of KOSEPCO was to take the form of either a sale of management control or an initial public offering or both. KOSEPCO submitted its application for a preliminary screening review to the Korea Exchange in November 2003, which was approved in December 2003. However, in June 2004, KOSEPCO requested the Korea Exchange to delay its stock-listing due to unfavorable stock market conditions at that time. We intend to resume KOSEPCO’s stock-listing process in due course, after taking into consideration the overall stock market situation and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is currently limited to 30% of total power generation capacity in Korea. We cannot assure you as to the timing or the extent to which our divestiture will occur. In addition, it is possible that Korean law relating to anti-competitive practices as existing at a given time may affect the manner in which we conduct our business through our generation subsidiaries.

Increases in fuel prices will adversely affect our results of operations and profitability.

Fuel costs constituted 29.7% and 35.2% of our operating revenues and operating expenses, respectively, in 2005. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. For instance, most of the bituminous coal requirements are imported from Australia, Indonesia and China, which accounted for approximately 39.6%, 30.5% and 23.6%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2005. Approximately 85.3% of the bituminous coal requirements of our generation subsidiaries in 2005 was purchased under long-term contracts and the remaining 14.7% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. See Item 4 “Information on the Company—Business Overview—Fuel”. In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have increased significantly, resulting in higher fuel cost. As a result of such price increases, our generation subsidiaries are unlikely to secure their respective fuel requirements at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel from any of the suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost. The prices of oil and LNG for fuel use are substantially dependent on the price of crude oil According to Bloomberg, the average daily spot price of Dubai crude oil was US$49.5 per barrel in 2005 compared to US$33.4 per barrel in 2004 and was US$61.3 per barrel as of June 28, 2006. Because the Government regulates the rates we charge for electricity we sell (see Item 4 “Information on the Company—Business Overview—Rates”), our ability to pass on such cost increases to our customers is limited. We estimate that the recent increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2006 to date. Fuel prices may remain high throughout 2006 and thereafter. Accordingly, we expect our operating income and net income may be adversely impacted.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

In recent years, the Won has considerably appreciated against the U.S. dollar and other foreign currencies in a sharp rise from the exchange rates during the financial crisis of late 1997. At this time, it is difficult to predict whether and to what extent Won will continue to appreciate. The appreciation of Won against the U.S. dollar and other foreign currencies may have an adverse impact on us by negatively impacting Korea’s ability to export its products to other countries, on which the overall production level of the Korean economy significantly depends.

We also cannot assure you that the Won will not significantly depreciate against the U.S. dollar and other foreign currencies. The depreciation of Won against the U.S. dollar and other foreign currencies in the past had a material effect on the cost of servicing our foreign currency debt and the cost of our purchases of fuel materials and equipment from overseas sources. In contrast, As of December 31, 2005, approximately 29.2% of our long-term debt (including the current portion thereof) was denominated in foreign currencies, principally in U.S. dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of the Won against the U.S. dollar or other foreign currencies will adversely impact us.

Labor unrest may materially and adversely affect our operations.

As of December 31, 2005, approximately 69.6% of the employees of our generation subsidiaries were members of the Korean Power Plant Industry Union. The Restructuring Plan and the privatization plan for our non-nuclear generation subsidiaries generated labor unrest in 2002. Labor unions to which our employees belong have opposed the Restructuring Plan from its very inception. In particular, the prospect of privatizing some of our core assets has raised concerns among some of our employees. On February 25, 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries began a six-week strike to protest the Government’s plans to privatize our five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions, the second largest confederation of labor unions in Korea with over 600,000 members as of December 31, 2005, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, the Korean Confederation of Trade Unions directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. On June 24, 2005, the Korean government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters is scheduled to be relocated to Naju, which is approximately 300 kilometers south of Seoul. Also, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. While we intend to comply with this policy, there can be no assurance our labor union and those of our subsidiaries will not oppose such relocation. See Item 4 “Information on the Company—History and Development—Recent Developments—Government’s Policy to Move Headquarters of Government-invested Enterprises”. We cannot assure you that a large-scale strike will not occur again in the future, including, among others, as a result of the Government’s policy to move our headquarters out of the Seoul metropolitan areas, or that any such labor unrest will be satisfactorily resolved. A large-scale strike may adversely affect our results of operations, including by severely disrupting the power supply as well as substantially hindering the implementation of our strategies and management policies.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through Korea Hydro & Nuclear Power Co., Ltd., or KHNP, our wholly-owned nuclear subsidiary, we currently operate 20 nuclear-fuel generating units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and lowest cost structure among the fuel types that comprise the base load and is the largest source of Korea’s electricity supply accounting for 40.3% of electricity generated in Korea in 2005. Due to significantly lower fuel costs as compared with conventional power plants, our nuclear power plants are in general operated at full capacity with only routine shutdowns for check-up and overhaul lasting 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns as to its safety. After the overhaul, this nuclear power plant resumed its operations in April 2004. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generating units may have an adverse effect on us.

In 2005, our nuclear generating units accounted for 40.3% of the electricity generated in Korea. In recent years, we have encountered increasing social and political opposition to the construction and operation of nuclear generating units. Although the Government and we have undertaken various community programs to address concerns of residents of areas near our nuclear units, community opposition to the construction and operation of nuclear units could result in delayed construction or relocation of planned nuclear units, which could have a material adverse impact on our business and results of operation. See Item 4 “Information on the Company—Business Overview—Power Generation—Korea Hydro & Nuclear Power Co., Ltd.”, “—Business Overview—Community Programs” and “—Business Overview—Insurance”.

The amounts and scope of coverage of our insurance are limited.

Substantial liability may result from the operation of our nuclear generating units, the use and handling of nuclear fuel and radioactive emissions associated with such nuclear fuel. While KHNP carries insurance for its generation units and nuclear fuel transportation and is the beneficiary of a certain Government indemnity with respect to such risks, such insurance is limited in terms of amounts and coverage and does not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a significant accident.

In addition, our non-nuclear generation subsidiaries carry insurance covering against certain risks, including fire, in respect of their key assets, including buildings and equipment located at their respective power plants, construction-in-progress and imported fuel and procurement in transit, as well as directors’ and officers’ liability insurance. These insurance and indemnity, however, cover only a portion of the assets that our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants. Unlike us, our generation subsidiaries are not permitted to self-insure, and accordingly have not self-insured, against risks of their uninsured assets or business. Accordingly, material adverse financial consequences could result from a significant accident to the extent uninsured.

Because we and our non-nuclear generation subsidiaries do not carry insurance against terrorist attacks, in the event of an act of terrorism, the coverage amount for their properties may not be sufficient. See Item 4 “Information on the Company—Business Overview—Insurance”.

We anticipate that we need to incur additional indebtedness, which may be substantial, for future capital expenditures.

We anticipate that additional indebtedness will be required through the years in order to refinance existing debt and to make capital expenditures for construction of generation plants and other facilities. The amount of such additional indebtedness may be substantial. We expect that a portion of our long-term debt will need to be raised through foreign currency borrowings and in international capital markets. It is possible that the cost at which such financing may be provided may not be acceptable to us.

We may not be able to raise equity capital in the future without the participation of the Government.

The Korea Electric Power Corporation Act, or the KEPCO Act, requires that the Government, directly, or pursuant to the Korea Development Bank Act, through Korea Development Bank (a statutory banking institution wholly-owned by the Government), own at least 51% of our issued capital stock. As of May 31, 2006, the Government, directly or through Korea Development Bank, owned 54.02% of our issued capital stock. Accordingly, without changes in the existing Korean law, it will be difficult or impossible for us to undertake any equity financing in the future (other than sales of treasury stock) without the participation of the Government.

Investor confidence and market price of our common shares and ADSs may be adversely impacted if we or our independent registered public accountants are unable to attest to the adequacy of the internal controls over our financial reporting for the fiscal year ending December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act.

We are subject to the reporting requirements of the Securities and Exchange Commission. The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring public companies, including us, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, independent registered public accountants of these public companies must attest to and report on management’s assessment of the effectiveness of their internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2006. While we have made every efforts over the past several years to implement necessary procedures and establish systems to enable our management to conclude that our internal controls over financial reporting are effective, we cannot assure you that our management will be able to do so or that our independent registered public accountants will be satisfied with our internal control structure and procedures or the level at which our internal controls are documented, designed, operated or reviewed. In addition, if our independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. Furthermore, as effective internal control over financial reporting is important in assuming that we are able to produce reliable financial reports and investigating the risk of fraud, it is uncertain how investors and regulators might respond to our inability to conclude positively on the adequacy of design and effectiveness of such controls. Accordingly, if we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accountants are unable to provide us with an unqualified report as to our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 and future year ends, we could experience delays in our reporting of financial information and fail to timely comply with the reporting requirements of the Securities Exchange Commission and other regulatory requirements pertaining to the maintenance of books and records. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our common shares and ADSs.

Risks Relating to Korea and the Global Economy

Adverse developments in Korea may adversely affect us.

Our financial condition and results of operations are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent, despite mixed signs of recovery and uncertainty at times. However, future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks, developments in the Middle East, higher oil prices, the general weakness of the global economy and the outbreak of endemics such as SARS or the H5N1 avian flu in Asia and other parts of the world have increased and continue to increase the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy. Any future deterioration of the Korean economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial and other problems related to chaebols (Korean conglomerates) or their suppliers, and their potential adverse impact on the Korean economy;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain companies or introduction of new Government policies or regulations adverse to foreign investment;

•	a slowdown in consumer spending, a rising level of household debt and the resulting slowdown in the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in coal, oil and LNG prices), exchange rates (including depreciation of the U.S. dollar or the Yen or revaluation of the Chinese Renminbi), interest rates and stock markets;

•	adverse developments in the economies in other markets, including countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between the Democratic People’s Republic of Korea, or North Korea, and Korea and/or the United States.

Tensions with North Korea could have an adverse effect on us and the market value of the Notes.

Relations between Korea and North Korea have been tense over Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and the relationship between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. During July 2003 and February 2004, Korea, North Korea, the United States, China, Japan and Russia held the first two rounds of multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. In June 2004, a third round of talks was held, resulting in an agreement to hold further talks in September 2004. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of the six-party disarmament talks. In July 2005, North Korea returned to the six-party talks and held bilateral talks with the United States to discuss the issue of nuclear weapons. In a joint statement in September 2005, North Korea agreed to abandon all nuclear weapons and programs and rejoin the Nuclear Non-Proliferation

Treaty. In return, the other five nations participating in the talks, Korea, China, Japan, Russia and the United States, expressed a willingness to provide North Korea with energy assistance and other economic support. However, on September 20, 2005, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the Untied States rejected. Representatives of the six nations reconvened in Beijing in November 2005 for the first phase of the fifth-round of six-party talks, which ended without further progress being made with respect to the implementation of the joint statement.

In October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops then stationed in Korea by the end of 2008 in three phases. Under these plans, the United States withdrew 5,000 troops from Korea by the end of 2004 and is expected to withdraw another 5,000 troops by the end of 2006 and another 2,500 troops by the end of 2008. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary shares.

Unemployment and labor unrest in Korea may adversely affect us.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.4% as of December 31, 2000 to 3.3% as of December 31, 2002, but increased to 3.6% as of December 31, 2003, to 3.7% as of December 31, 2004 and to 3.7% as of December 31, 2005. An increase in unemployment or labor unrest in Korea could adversely affect our operations and the financial conditions of Korean companies in general, depressing the price of securities on the Stock Market Division of the Korea Exchange, and the value of the Won relative to other currencies. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in Korea and other countries, particularly emerging market countries, may adversely affect us.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, including emerging market countries. Financial turmoil in Asia and elsewhere in the world in the past has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country, such as Argentina or Brazil, can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot assure you that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on our business.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ materially from U.S. GAAP.

Our consolidated financial statements are prepared in accordance with accounting regulations applicable to Government-invested companies and Korean GAAP, which differ in certain significant respects from U.S. GAAP.

Korean GAAP and U.S. GAAP differ, among other ways, in respect of the following issues:

•	treatment of asset revaluation;

•	treatment of foreign exchange translation gains and losses; and

•	the establishment of regulatory asset and liability to offset the impact of foreign exchange translation losses and gains on our income statement, deferred income taxes and reserves for self-insurance.

See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 33 of the notes to our consolidated financial statements included elsewhere herein.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002, as amended. However, foreign private issuers, including us, are exempt from certain corporate governance standards required to be complied with under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

General Information

We were established by the Government on December 31, 1981 as the successor to Korea Electric Company and, until 1989, were wholly owned by the Government. Our registered office is located at 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea, and our telephone number is 82-2-3456-4264. Our website address is www.kepco.co.kr.

In 1989, the Government sold 21% of our common stock as part of a planned partial privatization. Such partial privatization was one of several sales undertaken by the Government for shares of Government-owned companies. In 1994, we sold 1.2% of our shares in a global offering. In 1995, we sold 1.1% of our shares in another global offering. From November 1997 to February 1998, the Government injected capital in the form of our shares into Korea Development Bank, The Export-Import Bank of Korea, Korea First Bank and Seoul Bank to support those financial institutions. In March 1999, the Government sold 5% of our shares in a global offering. As a result, as of December 31, 2000, the Government owned, directly or indirectly, 54% of our issued common stock (including treasury stock). On June 20, 2001, the Government transferred 127,086,334 shares of our common stock, which represents 19.85% of our outstanding capital held by it, to Korea Development Bank, and on April 30, 2004, the Government transferred 34,511,869 shares of our common stock, which represents 5.39% of our outstanding capital, to Korea Development Bank, in each case to strengthen the capital base of Korea Development Bank, which is wholly-owned by the Government. On December 30, 2004, the Government sold 19,592,000 shares (or 3.06% of total outstanding shares) of our common stock to Korea Development Bank through the over-the-counter market at (Won)27,100 per share. As a result, the Government’s direct ownership in us decreased to 23.97% from 27.03% and Korea Development Bank’s direct ownership in us increased to 29.99% from 26.93%. As a result of such transfer, the Government and Korea Development Bank owned 23.97% and 29.99%, respectively, of the outstanding shares of our common stock as of the end of April 2004. In December 2005, the Ministry of Defense of Korea made an in-kind contribution of certain electric distribution facilities, which had previously been managed by the Ministry of Defense, in return for 819,139 newly issued shares of our common stock, which were issued in December 2005. Following such issuance, the Government directly owned 24.07% and, through Korea Development Bank, an additional 29.95%, of our common stock. See “—In-kind Contribution from the Ministry of Defense”. See the table setting forth certain information relating to certain owners of our capital stock as of December 31, 2005 in Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders”.

The KEPCO Act requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the MOCIE based on the Government’s ownership of our common stock and a proxy to be received from Korea Development Bank in consultation with the Ministry of Finance and Economy, or the MOFE.

We operate under the general supervision of the MOCIE. The MOCIE, in consultation with the MOFE, has responsibility for approving the electric power rates we charge after review by the Korean Electricity Commission. See Item 4 “Information on the Company—Business Overview—Rates”. We furnish reports to officials of the MOCIE, the MOFE and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4 “Information on the Company—Business Overview—Regulation”.

Pursuant to our articles of incorporation, our directors are classified into two categories: standing directors and non-standing directors. The number of standing directors may not exceed seven, including the president (who is our chairman and chief executive officer), and the number of non-standing directors may not exceed eight. In any case, the number of standing directors may not exceed the number of non-standing directors. The standing directors other than our president must be appointed by the MOCIE upon the motion of our president with the approval at the general meeting of our shareholders. The non-standing directors must be appointed from among specialists in the private sector with knowledge of business management by the Minister of Planning and Budget of the Republic upon the motion of our president. Our president must be appointed by the President of the Republic upon the motion of the MOCIE after shareholders’ approval following the nomination by a president nomination committee which consists of the non-standing directors and other members from the private sector appointed by the board of directors. The president serves as our chief executive officer and represents us and administers our day-to-day business in all matters not specifically designated as responsibilities of the board of directors.

In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Securities Exchange Act of 1934. Pursuant to our amended articles of incorporation, we have three auditors, consisting of one standing auditor and two non-standing auditors. The standing auditor must be appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of Korea following a resolution at the general meeting of our shareholders. The non-standing auditors must be appointed by the President of Korea upon the motion of the Minister of Planning and Budget of Korea. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings. See Item 6 “Directors, Senior Management and Employees—Directors and Senior Management—Board of Auditors”.

We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us. As an entity formed to serve public policy goals of the Government, we seek to maintain an overall level of profitability which allows us to strengthen our equity base in order to support the growth in our business. Our electricity rates are established pursuant to procedures that take into account, among other things, our needs to recover the costs of operations, to make capital investments and to provide a fair return to our security holders. See Item 4 “Information on the Company—Business Overview—Rates”.

Recent Developments

Debt Restructuring

Pursuant to the Restructuring Plan, in February 2001, our board of directors approved a plan to split the assets and liabilities associated with our generating capacity into six wholly-owned subsidiaries. We implemented the plan effective as of April 2, 2001. Under the relevant provisions of the Korean Commercial Code, we remained jointly and severally liable for all liabilities we had transferred to our generation subsidiaries, and each generation subsidiary was jointly and severally liable for all of our liabilities existing prior to the corporate split and all liabilities that we transferred to the other generation subsidiaries.

Under Korean law, the elimination of these joint and several liabilities requires consent from creditors of affected debt, including consent of a specified percentage of each series of the outstanding debt securities that were sold in Korea and the international markets. On November 14, 2002, in order to facilitate the privatization of the non-nuclear and non-hydroelectric generation subsidiaries by eliminating the joint and several liabilities among us and our generation subsidiaries, we commenced solicitations of consents and proxies from the creditors of affected debt. The solicitations related to proposed amendments to the agreements under which our debt securities were issued and to waivers of certain rights under the Korean Commercial Code. As consideration for such amendments and waivers, Korea Development Bank issued full, unconditional and irrevocable guarantees in respect of each affected debt.

As of July 25, 2005, we obtained all the requisite waivers and agreements in order to completely eliminate the joint and several liabilities among us and our generation subsidiaries. We no longer remain jointly and severally liable for any of our debts existing prior to the corporate split.

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In September 2003, a Joint Study Group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing competition within the industry for distribution of electricity. Members of the Tripartite Commission include, among others, representatives from the Government, the leading businesses and labor unions in Korea. In June 2004, based on the conclusion published by this Joint Study Group, the Tripartite Commission issued a resolution which recommended halting the plan to form and privatize the distribution subsidiaries. In lieu of privatization, this resolution recommended the creation of independent business divisions within us, namely, the “strategy business units”, in order to introduce internal competition among the business divisions and improve efficiency. This resolution was adopted by the MOCIE in June 2004. In January 2005, we commissioned a third party consultant to conduct a study on implementing plans related to the creation of the strategy business units. As of the date of this report, we are soliciting comments on the study from various parties, including labor unions. Based on such comments, we plan to form the strategy business units in further consultation with the Government. As currently contemplated, each of the strategy business units is expected to have a management structure with limited autonomy and separate financial accounting and performance evaluation criteria.

In-kind Contribution from the Ministry of Defense

On December 9, 2005, our board of directors approved a plan to accept an in-kind contribution from the Ministry of Defense of Korea of certain electric distribution facilities then under the management of such Ministry in exchange for shares of our common stock to be newly issued to the Government. Pursuant to applicable Korean law, the in-kind contribution, which was made on December 28, 2005, was valued at approximately (Won)28 billion. As part of the exchange, in December 2005, we issued to the Government 819,139 shares of our common stock, or 0.13% of our then total issued shares of common stock, at the deemed per-share price of (Won)34,120.

Management Reform and Implementation of the Enterprise Resource Planning System

We are currently undertaking management reforms to improve our business through a change in management ethics and philosophy and management structure. We established the Management Innovation Office in August 2004 under the direct control of our president to lead this reform. In connection with this reform, we are planning to introduce internal competition by establishing a “strategy business unit” system and to implement enterprise resource planning. In June 2005, we commenced implementing an enterprise resource planning system in consultation with an advisory firm to enhance transparency and efficiency in management. We plan to launch this new system by the end of 2006.

Government’s Policy to Move Headquarters of Government-invested Enterprises

On June 24, 2005, the Korean government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, including all of our generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju, which is approximately 300 kilometers south of Seoul. In addition, the headquarters of our generation subsidiaries subject to relocation are scheduled to be relocated to various other cities in Korea. While we intend to comply with this policy, there can be no assurance that we will not experience any disruptions in our operations, including opposition from our labor union. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Labor unrest may materially and adversely affect our operations”.

Electricity Supply to Industrial Complex in Kaesong, North Korea

In March 2005, we began providing electricity to the industrial complex located in Kaesong, North Korea, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Kaesong complex is the largest economic project between the two Koreas and is designed to combine the Republic’s capital and entrepreneurial expertise with the cheap labor of North Korea. The size of this industrial complex is expected to be increased in a number of phases with the first phase of development measuring 3.3 million square-meters, which will ultimately be increased to 66 million square-meters. To date, 15 companies of the Republic have been authorized to set up facilities in a pilot zone measuring 92,500 square-meters. In May 2004, we were selected as electricity supplier for the phase one development by the Ministry of Reunification. In December 2004, a memorandum of understanding between the two Koreas for electricity supply was reached, enabling us to design, build and operate all of the electricity supply facilities in and connecting to the Kaesong complex. We currently supply electricity to the pilot zone through a 22.9 kilovolt distribution network. In the first phase of development, we plan to build a 154 kilovolt transmission line connecting to the Kaesong complex. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, project suspension or failure of the project as a result of a breakdown in the relationship between the Republic and North Korea. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of the Notes”.

Selection of a Site for the Permanent Storage Facility of Nuclear Waste

On March 31, 2005, the Korean National Assembly enacted the Special Act on Supporting the Local Community Hosting the Storage Site of Low and Intermediate Level Waste, or LILW, in order to enhance the transparency in the process of selecting the site for permanent storage facility of the LILW and establishing a mechanism for providing financial support to the local government that hosts such site. Pursuant to this act, in November 2005, the Government designated Gyeongju City, approximately 300 kilometers southeast of Seoul, as the site for the permanent storage facility for LILW. KHNP commenced the process of constructing the LILW permanent storage facility in January 2006, which is expected to be completed by the end of 2009. KHNP estimates that constructing this facility will cost approximately (Won)1,144 billion, including the one-time cash contribution of (Won)300 billion made on May 9, 2006 by KHNP to Gyeongju City pursuant to this act. KHNP plans to fund this project primarily with cash from its operations and secondarily and to the extent necessary with funds from debt financing.

Capital Expenditures

This table below sets forth for each year in the three-year period ended December 31, 2005 the amount of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities:

2003	2004	2005
(In billions of Won)
(Won)6,782	(Won)6,287	(Won)6,719

For the expected completion dates of generation facilities, see Item 4 “Information on the Company—Business Overview—Capital Investment Program”.

BUSINESS OVERVIEW

Introduction

We are an integrated electric utility company and the only company engaged in the transmission and distribution of electricity in Korea. Through our six consolidated generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2005, we and our generation subsidiaries owned approximately 89.9% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2005, we sold 332 billion kilowatt-hours of electricity. Of the 349 billion kilowatt-hours of electricity we purchased in 2005, 41.0% was generated by our nuclear and hydroelectric power generation subsidiary.

For the year ended December 31, 2005, we had consolidated operating revenues of (Won)25,445 billion (US$25,193 million) and consolidated net income of (Won)2,408 billion (US$2,384 million) and for the year ended December 31, 2004, we had consolidated operating revenues of (Won)23,956 billion and consolidated net income of (Won)2,883 billion. Our operating revenues increased primarily as a result of a 6.5% increase in kilowatt hours of electricity sold in 2005. The increase in electricity sold was primarily attributable to a 5.2% increase in kilowatt hours of electricity sold to the industrial sector, a 9.2% increase in kilowatt hours of electricity sold to the commercial sector and a 6.2% increase in kilowatt hours of electricity sold to the residential sector. See Item 5 “Operating and Financial Review and Prospects—Operating Results”.

Demand for electricity in Korea grew at a compounded average rate of 6.8% per annum for the five years ended December 31, 2005 compared to real gross domestic product, or GDP, compounded growth rates of approximately 4.5% for the same period according to The Bank of Korea. The GDP growth rate was 4.0% for 2005 as compared to 4.6% in 2004. Demand for electricity in Korea increased by 6.5% from 2004 to 2005.

Historically, we have made substantial expenditures for construction of generation plants and other facilities to meet increased demand for electric power. Subject to the Restructuring Plan as discussed in “—Restructuring of the Electricity Industry in Korea” below, we (including our generation subsidiaries) plan to continue to make substantial expenditures to expand and enhance our generation, transmission and distribution system in the future. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements”.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government had acquired all of the outstanding shares of Korea Electric Company, Korea Electric Company dissolved and we were incorporated in 1981, assuming the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of June 30, 2006, the Government owned 54.02% (including indirect holdings by Korea Development Bank, which is wholly-owned by the Government) of our outstanding common stock.

Prior to the corporate reorganization effected on April 2, 2001, which created six generation subsidiaries wholly-owned by us, we were the principal electricity generation company in Korea. We continue to be the principal electricity transmission and distribution company in Korea, subject to the implementation of the Restructuring Plan.

Restructuring of the Electricity Industry in Korea

On January 21, 1999, the MOCIE published the Restructuring Plan. The overall objectives of the Restructuring Plan are to:

•	introduce competition and thereby increase efficiency in the Korean electricity industry,

•	ensure a long-term, inexpensive and stable electricity supply, and

•	promote consumer convenience through the expansion of consumer choice.

The KEPCO Act requires that the Government own at least 51% of our capital stock. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the MOCIE in consultation with the MOFE. The Government currently has no plan to cease to own directly or indirectly at least 51% of our outstanding common stock.

The following is a description of the Restructuring Plan and the Government’s position relating to the Restructuring Plan as of the date of this report.

Phase I

During Phase I, which was the preparation stage for Phase II and ran from January 1, 1999 to April 2, 2001, we continued to be the principal electricity generator, with a few independent power producers supplying electricity to us pursuant to existing power purchase agreements. On February 23, 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generating capacity into the following five separate wholly-owned generation subsidiaries, each with its own management structure, assets and liabilities: Korea Midland Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. Our hydroelectric and nuclear generating capacity was transferred into a separate wholly-owned generation subsidiary, Korea Hydro & Nuclear Power Co., Ltd., or KHNP. On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries effective as of April 2, 2001.

The Government’s objectives in dividing the power generation capacity into separate generation subsidiaries were principally to:

•	introduce competition and thereby increase efficiency in the electricity generation industry in Korea, and

•	ensure the stable supply of electricity in Korea.

Following the implementation of Phase I, we have retained our monopoly position with respect to transmission and distribution of electricity in Korea.

While our ownership percentage of the non-nuclear and non-hydroelectric generation subsidiaries will depend on the ultimate form of the Restructuring Plan approved by the Government, we plan to continue to retain 100% ownership of both KHNP and the transmission and distribution business.

Phase II

Phase II, which is the current phase, began on April 2, 2001. For Phase II, the Government introduced a competitive bidding or bidding pool system under which we purchase power from the generation subsidiaries and other companies for transmission and distribution to customers. Such competitive bidding or bidding pool system was established on April 2, 2001 and is a cost-based pool system.

Pursuant to the Electricity Business Law amended on December 23, 2000, the Government established the Korea Power Exchange on April 2, 2001 to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission on April 27, 2001 to regulate the restructured Korean electricity industry and to ensure fair competition. As part of this process, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must obtain approval from the MOCIE and any amendment must be reviewed by the Korea Electricity Commission before the MOCIE approves it.

The Korea Electricity Commission’s main functions include implementation of necessary standards and measures for electricity market operation and review of matters relating to licensing companies in the Korean electricity industry. The Korea Electricity Commission also acts as an arbitrator in disputes involving utility rates and companies in the Korean electricity industry and consumers and investigates illegal or deceptive activities of Korean electricity market participants.

The Pool System

Under the pool system, each generation company, including our generation subsidiaries, participates in a competitive bidding process operated by the Korea Power Exchange. Under the current cost-based pool system, each generation company, including our generation subsidiaries, submits its variable costs to the Korea Power Exchange on a monthly basis and also submits available capacity to the Korea Power Exchange one day prior to the date of trading. The submitted costs are divided into two categories: base load units and non-base load units, in order to promote fair competition as base load and non- base load units have substantially different cost structures. Base load plants utilize coal and nuclear fuel materials and non-base load plants utilize other materials including oil and LNG or alternative sources such as hydroelectric power. The final pool price for each of these categories is determined by the Korea Power Exchange.

Our cost-based pool system yields two prices, namely, system marginal price and base load marginal price, which are determined by variable costs of the most expensive non-base load unit(s) and base load unit(s), respectively, from which electricity is dispatched for the trading period. Non-base load capacity payment and base load capacity payment represent fixed costs of non-base load units and base load units, respectively, and are settled separately from the cost-based pool system.

One uniform pool price for each of the system marginal price and the base load marginal price is determined every hour by merit order. Merit order is a power dispatch order system determined and used by the Korea Power Exchange. The Korea Power Exchange determines the allocation of power supplied by generation companies. This determination is primarily dependent on variable cost and other various factors, including the proximity of a generation company to the geographical area to which power is being supplied, network and fuel constraints and the amount of power loss during transmission and distribution.

Consumers purchase power from us at prices based upon our purchase price plus transmission and distribution fees and other fees which are set by the Korea Electricity Commission. The Korea Electricity Commission’s prime objective is ensuring transparency and preventing anti-competitive practices in the bidding process to maximize the benefits of competition to consumers.

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, excluding our nuclear and hydroelectric power generation subsidiary. Pursuant to this plan, we commenced the process for selling Korea South-East Power Co., Ltd., or KOSEPCO, in 2002. According to the original plan, this process was to take the form of either the sale of the management control or an initial public offering or both. In November 2003, KOSEPCO submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEPCO made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time. We intend to resume the stock listing process for KOSEPCO in due course, after taking into consideration the overall stock market conditions and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is limited to 30% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of sales, with a view to encouraging competition and assuring adequate electricity supply and debt service capability.

Resolution of the Tripartite Commission and the Recent MOCIE Announcement

In September 2003, a Joint Study Group on Reforming Electricity Distribution Network was established under the Tripartite Commission to propose a methodology of introducing competition within the industry for distribution of electricity. Members of the Tripartite Commission include, among others, representatives from the Government, the leading businesses and labor unions in Korea. In June 2004, based on the conclusion published by this Joint Study Group, the Tripartite Commission issued a resolution which recommended halting the plan to form and privatize the distribution subsidiaries. In lieu of privatization, this resolution recommended the creation of independent business divisions within us, namely, the “strategy business units”, in order to introduce internal competition among the business divisions and improve efficiency. This resolution was adopted by the MOCIE in June, 2004. In January 2005, we commissioned a third party consultant to conduct a study on implementing plans related to the creation of the strategy business units. As of the date of this report, we are soliciting comments on the study from various parties, including labor unions. Based on such comments, we plan to form the strategy business units in further consultation with the Government. As currently contemplated, each of the strategy business units is expected to have a management structure with limited autonomy and separate financial accounting and performance evaluation criteria.

Power Generation

The electricity generating systems of our generation subsidiaries as of December 31, 2005 consisted of a total of 369 generating units, including nuclear, thermal, hydro and internal combustion units, which as of December 31, 2005 had an aggregate installed generating capacity of 55,956 megawatts. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined cycle units. Combined cycle units consist of either LNG-fired combined cycle units or oil-fired combined cycle units. In addition to the generating facilities that our generation subsidiaries own, we purchase power from several generating plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2005, the number of units, installed capacity and the average capacity factor for each type of generating facility that our generation subsidiaries own.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
KEPCO facilities:
Nuclear	20	17,716	95.5

Thermal:
Coal	39	17,965	87.1
Oil	19	4,309	41.1
LNG	6	1,538	5.8

Total thermal	64	23,811	73.3

Internal combustion	146	297	23.6
Combined cycle	90	11,288	49.7

Hydro	43	2,838	11.5

Wind	4	6	35.7

Solar	2	—	—

Total KEPCO facilities	369	55,956	72.1

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.

The useful life of units of each type without substantial renovation is approximately as follows: nuclear and thermal, over 30 years; internal combustion, over 25 years; and hydroelectric, over 30 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We attempt to achieve efficient use of generating resources and diversification of generating capacity by fuel types. We have in the past relied principally upon oil-fired thermal generating units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generating units. While nuclear units are more expensive to construct than other units of comparable capacity, nuclear fuel is less expensive than fossil fuels producing comparable amounts of energy. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electric energy, we seek to maintain nuclear power production capacity at approximately the level at which demand is continuous within Korea. For production during those times when actual demand exceeds the level of continuous demand, we rely on units fired by fossil fuel and hydroelectric units, which can be started and shut down more efficiently than nuclear units. Bituminous coal is currently the cheapest thermal fuel per kilowatt-hour of electricity produced, and therefore we have sought to maximize the use of bituminous coal for generation needs in excess of the continuous demand level, except for meeting short-term surges in demand which require rapid startup and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid startup and shutdown, and therefore we have used such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal.

Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to add additional thermal and internal combustion units in future periods for this purpose. Such units may be completed more quickly than new nuclear units.

The table below sets forth for each of the five years ended December 31, 2005 the amount of electricity generated by facilities linked to our grid system, and the amount of power used or lost in connection with transmission and distribution.

	2001	2002	2003	2004	2005	% of 2005 Gross Generation(1)
	(Million kilowatt hours and percent)
Electricity generated by generation subsidiaries:
Nuclear	112,133	119,103	129,671	130,715	146,779	40.3
Thermal:
Coal	112,257	119,665	121,931	128,547	134,892	37.0
Oil	21,622	17,493	16,664	16,084	15,529	4.3
LNG	1,557	1,771	1,674	733	786	0.2

Total thermal	135,437	138,929	140,269	145,364	151,207	41.5
Internal combustion	325	353	370	407	575	0.2
Combined cycle	23,589	30,535	33,075	47,652	48,311	13.2

Hydro	2,915	3,262	3,479	3,042	2,867	0.7

Wind	—	—	—	11	19	—

Solar					—	—
Total generation	274,398	292,182	306,866	327,191	349,758	95.9
Electricity purchased from others:
Thermal	9,589	12,242	12,178	12,137	12,559	3.5
Hydro	1,236	2,049	3,408	2,820	2,322	0.6

Total purchased	10,825	14,291	15,586	14,957	14,881	4.1
Gross generation	285,224	306,474	322,452	342,148	364,639	100.0
Auxiliary use(2)	12,980	13,728	14,226	15,268	16,452	4.5
Pumping storage(3)	2,401	2,688	2,581	1,994	1,980	0.6

Total net generation(4)	269,842	290,058	305,645	324,886	346,207	94.9

Transmission and distribution losses	12,140	12,994	13,539	14,490	15,615	4.5	(5)

Notes:
(1)	Unless otherwise indicated, the percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generating units in the course of generation.
(3)	Pumping storage represents electricity consumed during low demand periods in order to store water which will be utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation subtracted by auxiliary use and pumping storage.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of each period (including units generating electricity primarily for sale to us) and peak and average load in each period for each of the five years ended December 31, 2005.

	2001	2002	2003	2004	2005
	(Megawatts)
Total capacity	50,859	53,801	56,053	59,961	62,258
Peak load	43,125	45,773	47,385	51,264	54,631
Average load	32,560	34,986	36,810	39,058	41,625

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generating unit, Kori-1, began commercial operations. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to Korea Hydro & Nuclear Power Co., Ltd, or KHNP.

Currently, KHNP owns and operates 20 nuclear generating units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin, and 27 hydroelectric generating units.

The table below sets forth as of and for the year ended December 31, 2005, the number of units, installed capacity and the average capacity factor for the two types of generating facility.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	95.5
Hydroelectric	27	534	28.7

Total	47	18,250

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generating units at installed capacity expressed as a percentage.

In April 2005, the Ulchin-6 nuclear generating unit commenced its operations. We are currently building four additional nuclear generating units, each with a 1,000-megawatt capacity at the Shin Kori and Shin Wolsong sites. We expect to complete these units between 2010 and 2012. In addition, we plan to build four additional nuclear units, each with a 1,400 megawatt capacity, at the Shin Kori and Shin Ulchin sites.

Nuclear

The table below sets forth certain information with respect to the nuclear generating units KHNP owned as of December 31, 2005.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of operations	Installed Capacity
	(Megawatts)
Kori-1	PWR	W	GEC	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC	1985	950
Kori-4	PWR	W	GEC	1986	950
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W	1986	950
Yonggwang-2	PWR	W	W	1987	950
Yonggwang-3	PWR	H, CE	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE	H, GE	1998	1,000
Ulchin-4	PWR	H, CE	H, GE	1999	1,000
Ulchin-5	PWR	D, CE	D, GE	2004	1,000
Ulchin-6	PWR	D, CE	D, GE	2005	1,000

Total nuclear					17,716

Notes:

(1)	PWR means pressurized light water reactor; PHWR means pressurized heavy water reactor.
(2)	W means Westinghouse Electric Company (U.S.A.); AECL means Atomic Energy Canada Limited (Canada); F means Framatome (France); H means Hanjung; CE means Combustion Engineering (U.S.A.); D means Doosan Heavy Industries.
(3)	GEC means General Electric Company (UK); P means Parsons (Canada and UK); W means Westinghouse Electric Company (U.S.A); A means Alsthom (France); H means Hanjung; GE means General Electric (U.S.A); D means Doosan Heavy Industries.

The table below sets forth certain information for 2005 with respect to each nuclear generating unit KHNP owned. In 2005, the fuel cost was (Won)5.8 per kilowatt hour.

Unit	Average Capacity Factor	Average Fuel Cost Per Kwh
	(Percent)	(Won)
Kori-1	85.2%	(Won)	5.8
Kori-2	95.8		6.2
Kori-3	94.7		5.4
Kori-4	104.9		4.9
Wolsong-1	77.7		8.3
Wolsong-2	98.1		7.1
Wolsong-3	104.5		7.4
Wolsong-4	98.4		7.6
Yonggwang-1	103.8		5.1
Yonggwang-2	91.5		5.4
Yonggwang-3	104.1		5.2
Yonggwang-4	93.3		5.4
Yonggwang-5	93.6		5.1
Yonggwang-6	94.0		5.4
Ulchin-1	103.8		4.7
Ulchin-2	83.0		5.4
Ulchin-3	92.2		5.4
Ulchin-4	96.2		5.4
Ulchin-5	88.3		6.7
Ulchin-6	103.7		7.6

Total nuclear	95.5%	(Won)	5.8

The average capacity factor of all of our nuclear units in aggregate has been maintained at 87.3% or more in each year since 1995.

Under extended cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between shutdowns for refueling and maintenance. This operational strategy of extended cycle has been adopted by all of our pressurized light water reactor units since 1987 and will spread to newly commenced units. Average shutdown periods for routine fuel replacement and maintenance varied from 30 to 40 days.

KHNP’s nuclear units experienced an average of 0.5 unplanned shutdowns per unit in 2005. In the ordinary course of operation, KHNP’s nuclear units routinely experienced damage and wear and tear and were repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operations in 1978. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses”.

Hydroelectric

The table below sets forth as of and for the year ended December 31, 2005 certain information regarding each hydroelectric plant.

Name (Number of Plants)	Classification	Year Built	Installed Capacity	Average Capacity Factor for the twelve months ended December 31, 2005
			(Megawatts)	(Percent)
Hwacheon(4)	Dam waterway	1944	108.00	17.4%
Chuncheon(2)	Dam	1965	57.60	23.4
Euiam(2)	Dam	1967	45.00	38.3
Cheongpyung(3)	Dam	1943	79.60	41.1
Paldang(4)	Dam	1973	120.00	42.8
Seomjingang(3)	Basin deviation	1945	34.80	46.1
Boseonggang(2)	Basin deviation	1937	4.50	58.5
Kwoesan(2)	Dam	1957	2.60	42.7
Anheung(3)	Dam waterway	1978	0.48	43.7
Kangreung(2)	Basin deviation	1991	82.00	—

Total hydroelectric			534.58	28.7%

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

Korea South-East Power Co., Ltd.

As of December 31, 2005, Korea South-East Power Co., Ltd., or KOSEPCO, had 12 thermal units, including ten coal-fired units with aggregate installed capacity of 5,165 megawatts and two oil-fired units with aggregate installed capacity of 529 megawatts. KOSEPCO also had combined cycle and internal combustion units with aggregate installed capacity of 900 megawatts and pumped storage units with aggregate installed capacity of 600.4 megawatts. KOSEPCO had a total installed capacity of 7,194 megawatts.

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSEPCO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	14	3,240	87.97	(Won)	22.77
Yong Hung #1, 2	1	1,600	77.24		22.73
Anthracite:
Yongdong #1, 2	28	325	53.55		63.95
Oil-fired:
Yosu #1, 2	29	529	30.78		72.28

Total thermal	12	5,694	77.69	(Won)	26.20

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor, and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSEPCO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Combined Cycle and Internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	11	900	48.04%	(Won)	88.07
Pumped storage(1):
Muju #1, 2	10	600	9.60		37.58

Note:

(1)	During periods of low energy usage, these pumped storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

Korea Midland Power Co., Ltd.

As of December 31, 2005, Korea Midland Power Co., Ltd., or KOMIPO, had 17 thermal units, including eight coal-fired units with aggregate installed capacity of 3,400 megawatts, five oil-fired units with aggregate installed capacity of 255 megawatts and six LNG-fired units with aggregate installed capacity of 1,538 megawatts, constituting a total installed capacity of 5,193 megawatts for its thermal units. KOMIPO also had 15 combined cycle and internal combustion units with aggregate installed capacity of 2,304 megawatts and one hydroelectric unit with installed capacity of one megawatt.

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOMIPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	15.4	3,000	88.6%	(Won)	22.7
Anthracite:
Seocheon #1, 2	22.5	400	58.2		70.3
Oil-fired:
Jeju #1, 2, 3, 4, 5	6.5	255	81.3		86.8
LNG-fired:
Seoul #4, 5	36.1	388	20.2		118.1
Incheon #1, 2, 3, 4	19.7	1,150	1.0		144.9

Total thermal	20.2	5,193	61.3%	(Won)	31.9

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOMIPO owned.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6,7, 8; steam turbine #1, 2, 3, 4	6.5	1,800	53.2%	(Won)	71.2
Incheon gas turbine #1, 2; steam turbine #1	1.5	504	81.6		71.3

Total combined cycle and internal combustion	5.4	2,304	59.4%	(Won)	71.2

Hydroelectric:
Yangyang	0.6	1	46.6%		—

Korea Western Power Co., Ltd.

As of December 31, 2005, Korea Western Power Co., Ltd., or KOWEPO, had ten thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and four oil-fired units with aggregate installed capacity of 1,400 megawatts, constituting a total installed capacity of 4,400 megawatts for its thermal units. KOWEPO also had 21 combined cycle units with aggregate installed capacity of 2,280 megawatts and two pumped storage units with aggregate installed capacity of 600 megawatts and one photovoltaic units with aggregate installed capacity of 0.12 megawatts.

The table below sets forth as of and for the year ended December 31, 2005 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel costs of the thermal units KOWEPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Taean #1, 2, 3, 4, 5, 6	7.6	3,000	90.9%	(Won)	22.7
Oil-fired:
Pyeongtaek #1, 2, 3, 4	24.1	1,400	44.8		67.6

Total thermal	12.8	4,400	76.3%	(Won)	31.2

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle units KOWEPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Combined cycle:
Pyeongtaek combined cycle	12.8	480	16.2%	(Won)	84.5
West Incheon combined cycle	13.5	1,800	45.3		70.2

Total combined cycle	13.4	2,280	39.2%	(Won)	71.4

Pumped storage:
Samryangjin #1,#2	20.1	600	9.7	(Won)	39.3
Photovoltaic power generation:

Taean site	0.4	—	11.1%		—

Korea Southern Power Co., Ltd.

As of December 31, 2005, Korea Southern Power Co., Ltd., or KOSPO, had ten thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and four oil-fired units with aggregate installed capacity of 420 megawatts, constituting a total installed capacity of 3,420 megawatts for its thermal units. KOSPO also had 27 combined cycle and four internal combustion units with aggregate installed capacity of 3,745 megawatts and two pumped storage units with aggregate installed capacity of 400 megawatts and four wind power units with aggregate installed capacity of six megawatts.

The table below sets forth as of and for the year ended December 31, 2005 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6	7.0	3,000	92.0%	(Won)	22.69
Oil-fired:
Youngnam#1, 2	34.2	400	48.5		44.92
Nam Jeju #1, 2	26.0	20	55.0		114.67

Total thermal	10.3	3,420	86.6%	(Won)	24.44

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumped storage units and wind power units KOSPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Shin Incheon combined cycle #3, 4	9.3	1,800	68.1%	(Won)	68.63
Busan combined cycle #1, 2	2.3	1,800	58.7		66.43
Hallim combined cycle	9.6	105	11.5		188.64
Nam Jeju internal combustion	14.8	40	78.8		77.04

Total combined cycle and internal combustion	6.1	3,745	62.1%	(Won)	68.37

Cheongpyeong Pumped storage	26.2	400	3.9%		39.51
Hankyung Wind	1.9	6	35.7	(Won)	17.62

Korea East-West Power Co., Ltd.

As of December 31, 2005, Korea East-West Power, Co., Ltd., or EWP, had 15 thermal units, including nine coal-fired units with aggregate installed capacity of 3,400 megawatts and six oil-fired units with aggregate installed capacity of 1,800 megawatts, constituting a total installed capacity of 5,200 megawatts for its thermal units. EWP also had 17 combined cycle and internal combustion units with aggregate installed capacity of 2,100 megawatts and two pumping storage units with aggregate installed capacity of 700 megawatts.

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units EWP owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Dangjin #1, 2, 3, 4,5	4.6	2,500	92.57%	(Won)	22.6
Honam #1, 2	32.7	500	90.40		30.5
Anthracite:
Donghae #1, 2	6.8	400	63.47		52.5
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	29.8	1,800	35.97		69.6

Total thermal	18.7	5,200	68.82%	(Won)	35.0

The table below sets forth as of and for the year ended December 31, 2005, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumping storage units EWP owned.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per Kwh
	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	11.3	1,200	30.37%	(Won)	74.5
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	11.8	900	37.17		90.1

Total combined cycle and internal combustion	11.6	2,100	33.28%	(Won)	82.0

Pumped storage:
Sancheong #1, 2	4.2	700	5.97%	(Won)	41.1

The high average age of the oil-fired thermal units owned by our generation subsidiaries is attributable to our historic reliance on oil-fired thermal units as our primary means of electricity generation. Since the mid-1970’s we have diversified our fuel sources and constructed fewer oil-fired thermal units than units of other fuel types.

Power Plant Remodeling and Recommissioning

We have supplemented in the past, and our generation subsidiaries will continue to supplement, our power generation capacity through remodeling or recommissioning of the thermal units. The recommissioning includes installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

Power Plant Recommissioning
Power Plant	Capacity	Completed, in year	Extension	Company
Pyeongtaek #1-4	1,400 MW (350×4)	FGD(1): 2005 SCR(2): 2006 to 2007 EP(3): 1992	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (GT 150 MW ×8) (ST 75 MW ×8)	Gas Turbine upgrade (2003 to 2006)	Efficiency improvement	KOWEPO
Honam #1	250MW	1998	13 years	EWP
Honam #2	250MW	1999	13 years	EWP

Notes:

(1)	FGD means a flue gas desulphurization system.
(2)	SCR means a selective catalytic reduction system.
(3)	EP means an electrostatic precipitation system.

Purchased Power

Since April 2, 2001, we have been purchasing electricity generated by our six generation subsidiaries and some of the independent power producers through the Korea Power Exchange. The power trading results for the year ended December 31, 2005 through the Korea Power Exchange are as follows:

Power Trading Results

	For the Year Ended December 31, 2005
	Items	Volume (Gigawatt hours)	Percentage of Total Volume	Sales to KEPCO (in billions of Won)	Percentage of Total Sales	Unit Price (Won/kwh)
Generation Companies	KHNP	141,692	41.8%	5,626	32.4%	39.71
	KOMIPO	36,303	10.7	2,227	12.8	61.36
	KOSEPCO	40,945	12.1	2,008	11.6	49.04
	KOWEPO	36,324	10.7	2,213	12.7	60.93
	KOSPO	44,766	13.2	2,838	16.3	63.39
	EWP	34,590	10.2	2,123	12.2	61.38
	Others	4,242	1.3	337	1.9	79.50

	Total	338,864	100.0%	17,374	100.0%	51.27

Energy Sources	Nuclear	140,367	41.4	5,532	31.8	39.41
	Bituminous coal	124,002	36.6	5,416	31.2	43.68
	Anthracite coal	5,229	1.5	284	1.6	54.23
	Oil	16,606	4.9	1,519	8.7	91.51
	LNG	1,029	0.3	168	1.0	162.94
	Combined cycle	47,365	14.0	4,087	23.5	86.29
	Hydro	2,129	0.6	152	0.9	71.30
	Pumped storage	1,503	0.4	176	1.0	117.09
	Others	634	0.2	40	0.2	63.40

	Total	338,864	100.0%	17,374	100.0%	51.27

Load	Base load	268,577	79.3	11,168	64.3	41.58
	Non-base load	70,287	20.7	6,205	35.7	88.29

	Total	338,864	100.0%	17,374	100.0%	51.27

Cost-Based Pool System

We purchase electricity generated by our six generation subsidiaries and some of the independent power producers without power purchasing agreements through the Korea Power Exchange, which was established in April 2001, under the cost-based pool system. Under the current cost-based pool system, power plants are separated into two groups: base load plants that are fueled by nuclear and coal energy sources and non-base load plants that are fueled by oil, LNG and hydro energy sources. Together with other generation companies, KHNP submits to Korea Power Exchange details of its production costs, which are used to determine the system marginal price, the base load marginal price, non-base load capacity price and base-load capacity price. The non-base load capacity price and base-load capacity price representing fixed costs of non-base load units and base load units, respectively, are settled separately from the cost-based pool system. The base load marginal price is determined based on the variable cost of the base load unit with the highest variable cost among all the base load units in operation, and the system marginal price is determined based on the variable cost of the non-base load unit with the highest variable cost among all the non-base load units in operation, in each case as such costs are submitted to the power pool using the merit order system.

In 2005, the average settlement price of the base load marginal price was (Won)19.28/kWh. For the same period, the average settlement price of the system marginal price was (Won)62.13/kWh. The base-load capacity price and non-base-load capacity price for 2005 were (Won)20.49/kWh and (Won)7.17/kWh, respectively.

Given that the plan to form and privatize the distribution subsidiaries has been suspended (see “—Restructuring of the Electricity Industry in Korea—Resolution of the Tripartite Commission and the Recent MOCIE Announcement”), we believe that the implementation of a two-way bidding pool system, which was originally planned to replace the current cost-based pool system with a price-bidding system based on bidding by a pool of generators on the one hand and a pool of retail distributors (rather than KEPCO as the sole distributor, as currently is the case) on the other, has also been indefinitely suspended as the two-way bidding pool system assumes the existence of retail distributors that would compete against each other.

From November 2004 through November 2005, the Korea Power Exchange and other participants of the Korean electricity market including us collaborated to evaluate the current cost-based pool system and find ways to improve it in light of the suspension of the plan of implementing the two-way bidding pool system. We plan to reflect the results of this collaboration by amending the Electricity Market Codes by the end of 2006. A key objective of such amendment is to ensure that the system marginal price and the base load marginal price function as proper market signals to induce optimal investment in generating facilities based on fuel costs and geography. For details of the pool system, see “—Restructuring of the Electricity Industry in Korea—Phase II”.

Power purchased from Independent Power Producers with Power Purchasing Agreements

In 2005, we also purchased an aggregate of 10,412 billion kilowatt hours of electricity generated by independent power producers under existing power purchase agreements. We purchased the entire power output of a privately-owned combined cycle unit, a number of hydroelectric units owned by the Government-owned Korea Water Resources Corporation and certain other small hydroelectric and other units owned by private businesses. These independent power producers had an aggregate capacity of 4,502 megawatts as of December 31, 2005.

Transmission and Distribution

We are currently the only company engaged in the transmission and distribution of electricity in Korea. As of December 31, 2005, we had in operation 637 substations with an installed transformer capacity of 208,504 megavolt-amperes.

As of December 31, 2005, our transmission system consisted of approximately 28,642 circuit kilometers of lines of 765 kilovolts and others including high voltage direct currents, and our distribution system comprised of 83,352 megavolt-amperes of transformer capacity and 7.4 million units of support with a total line length of 385,419 circuit kilometers.

In recent years, we have invested heavily in our transmission and distribution systems to increase capacity and improve efficiency. Our current projects include increasing transmission capability for the existing transmission lines. Our transmission and distribution loss factor was 4.51% in 2005.

As we anticipate making substantial additions to our generating capacity in the near term, we will need to make significant investments in expanding our transmission and distribution facilities. We will need to make additional capital expenditures to improve existing facilities, strengthen our nationwide power grids and increase the proportion of underground distribution lines.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions have generally been renewed at expiration.

Fuel

Nuclear

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets.

In 2005, KHNP purchased 100%, or 3,776 tons, of its uranium concentrates requirement under long-term supply contracts with suppliers in Australia, Canada, Kazakhstan, France, South Africa and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. Non-Korean suppliers provide the conversion and enrichment of uranium concentrates and Korean suppliers provide fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under long-term and medium-term contracts and, in part, through spot market purchases.

Coal

As of December 31, 2005, 30.1% and 2.0% of our total installed generating capacity was represented by plants burning bituminous coal and anthracite coal, respectively.

In 2005, our generation subsidiaries purchased 47.6 million tons of bituminous coal, approximately 39.6%, 30.5% and 23.6% of which were imported from Australia, Indonesia and China, respectively. Approximately 85.3% of the bituminous coal requirements of our generation subsidiaries in 2005 were purchased under long-term contracts with the remaining 14.7% purchased from the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of the specific plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts was approximately (Won)56,508 in 2005. In recent years, the price of bituminous coal has increased significantly. Due to such price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Increase in fuel prices will adversely affect our results of operations and profitability”.

In 2005, our generation subsidiaries purchased 2.3 million tons of anthracite coal. Our generation subsidiaries purchase our anthracite coal requirements in Korea under long-term contracts with Korea Coal Corporation, which is wholly-owned by the Government, and the Korea Coal Mines Cooperative. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was approximately (Won)87,392 in 2005.

Oil

In 2005, our generation subsidiaries purchased approximately 21.7 million barrels of fuel oil (including gasoline for internal combustion), of which 71.8% was purchased through competitive open bidding among five Korean refiners for three-month terms of supply and the remainder was purchased through international open bidding (including local refineries and traders) for individual cargoes. Purchase prices are based on the spot market in Singapore. The average cost per barrel was approximately (Won)47,871 in 2005.

LNG

In 2005, we purchased approximately 7.1 million tons of LNG from Korea Gas Corporation, a Korean corporation of which we own 24.5%. We entered into a 20-year LNG supply contract with Korea Gas Corporation, which we plan to renew upon expiration in November 2006. Under the terms of the LNG contract, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Our generation subsidiaries are under a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity. The annual purchase price for LNG is determined by our negotiation with Korea Gas Corporation, subject to approval by the MOCIE. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Qatar, Oman, Brunei and Australia and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under such contract was approximately (Won)494,279 in 2005. We believe quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years.

Hydroelectric

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including domestic and industrial consumption, agriculture and irrigation. Pumped storage enabled us to increase available supplies of water for use during periods of peak demand.

Sales and Customers

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 6.8% per annum for the five years ended December 31, 2005. According to The Bank of Korea, the real gross domestic product, or GDP, compounded growth rate was approximately 4.5% for the same period. The GDP growth rate was 4.6% in 2004 and 4.0% for 2005.

The rapid growth in Korea’s economy since the early 1960s has resulted in substantial growth in the demand for electricity. While the worldwide economic recession of the early 1980s slowed economic growth in Korea, in the latter half of the 1980s, Korean economy resumed its rapid growth and resulted in a substantial increase in demand for electricity. The slow economic growth in Korea in the early 1990s resulted in a slight decline in the growth of demand for electricity. However, consumption levels, particularly during periods of peak demand, continue to press the limits of available supply. Demand for electricity increased by 7.6% from 2000 to 2001, by 8.0% from 2001 to 2002, by 5.4% from 2002 to 2003, by 6.3% from 2003 to 2004, and by 6.5% from 2004 to 2005. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	2001	2002	2003	2004	2005
Growth in GDP (at 2000 constant prices)	3.8%	7.0%	3.1%	4.6%	4.0%
Growth in electricity consumption	7.6%	8.0%	5.4%	6.3%	6.5%

Electricity demand in Korea varies within each year for a variety of reasons other than the general growth in demand. Electricity demand tends to be higher during daylight hours due to commercial and industrial activities and electrical appliance use during such hours. Due to the use of air conditioner, electricity demand is higher during the summer than during any other season. Variation in weather conditions may also cause significant variation in electricity demand.

Demand by the Type of Usage

The table below sets forth the consumption of electric power by the type of usage for the periods indicated.

	2001	2002	2003	2004	2005	% of Total 2005
	(Gigawatt hours)					(Percent)
Industrial	135,791	144,454	150,387	158,337	166,813	50.2%
Commercial	82,729	91,719	98,640	105,144	114,727	34.5
Residential	39,211	42,278	44,572	48,615	50,873	15.3

Total	257,731	278,451	293,599	312,096	332,413	100.0%

Demand for electricity increased by 7.4% to 91,065 million kilowatt hours from the first quarter of 2005 to the first quarter of 2006.

The industrial sector represents the largest segment of electricity consumption in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 58.0% of total demand in 1997 to 50.2% in 2005. Demand from the industrial sector (including the agricultural sector) increased by 5.4% to 166,813 million kilowatt hours in 2005 as compared to 2004.

Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The rapid expansion of the service sector of the Korean economy has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 9.1% to 114,727 million kilowatt hours in 2005 as compared to 2004.

In 2005, we provided electricity to 11 million households, or almost all of the households in Korea. Continuing increase in demand from the residential sector is due primarily to an increase in population and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 4.6% to 50,873 million kilowatt hours in 2005 as compared to 2004.

Demand Management

Our ability to provide an adequate supply of electricity is principally measured by the facility capacity reserve ratio and the supply capability reserve ratio. The facility capacity reserve ratio represents the difference between the peak usage during a year and the installed capacity at the time of such peak usage, expressed as a percentage of such installed capacity. The supply capability reserve ratio represents the difference between the peak usage in a year and the average available capacity at the time of such peak usage, expressed as a percentage of such peak usage. The following table sets forth our facility capacity reserve ratio and supply capability reserve ratio for the periods indicated.

	2001	2002	2003	2004	2005
	(Percent)
Facility reserve ratio	15.1	15.3	18.4	15.3	13.0
Supply reserve ratio	12.9	13.9	17.1	12.2	11.3

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generating capacity through the addition of new generating facilities, we also implement several measures to curtail electricity consumption, especially during peak periods. The principal measure we take is to apply, for large-scale customers, time-of-use rate schedules, which are structured so that higher tariffs are charged at the time of peak demand; we apply a progressive rate structure for the residential use of electricity. Other incentives to curtail electricity consumption includes a subsidy from a public fund for peak load reduction and adjusting vacation or repair schedules for average load reduction during summer peak hours. In addition, the Government implements various energy-saving programs such as having certain policy banks provide loans on favorable terms for installation of energy-efficient air conditioners in new buildings.

Rates

The Electricity Business Law and the Price Stabilization Act of 1975, as amended, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our recommendations for revisions of rates or changes in the rate structure to the MOCIE. The MOCIE then reviews these recommendations and, upon consultation with the Electricity Rates Expert Committee of the MOCIE and the MOFE, makes a final determination. Under the Electricity Business Law, the Korea Electricity Commission must review our recommendations prior to the MOCIE’s final determination.

Under the Electricity Business Law and the Price Stabilization Act, electricity rates are established at levels that will permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For the purposes of rate approval, operating costs are the sum of our operating expenses plus our adjusted income taxes.

Fair investment return is equal to the rate base times a fair rate of return. The rate base is equal to the sum of:

•	net utility plant in service (which is equal to utility plant minus accumulated depreciation minus revaluation reserve),

•	working capital for two months (equal to one-sixth of annual operating expenses other than depreciation expenses and any other non-cash expenses), and

•	construction in progress using equity fund.

The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval. There is no provision for prior period adjustments to compensate us.

For the purpose of determining a fair investment return, the rate base is divided into two components proportionate to our total stockholders’ equity and our total debt. The fair rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. In 2005, the approved fair rate of return on the debt component of the rate base was 4.6% while the approved fair rate of return on the equity component of the rate was 7.1%. The fair rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, or KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI.

The Electricity Business Law and the Price Stabilization Act do not specify a basis for determining the reasonableness of operating expenses or any other items (other than the level of fair investment return) for the purposes of the rate calculation. However, the Government exercises substantial control over our budgeting and other financial and operating decisions.

In addition to the calculations described above, a variety of other factors are considered in setting overall rate levels. These other factors include consumer welfare, our projected capital requirements, the effect of electricity rates on inflation in Korea and the effect of rates on demand for electricity.

In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of rate approvals principally as a result of declining fuel costs and a higher than expected growth in demand. As a result, the rates were reduced by an average of 7.6% in 1987, 7.6% in 1988, 7.0% in 1989 and 3.7% in 1990. However, primarily because of changes in fuel prices and the growth in capital investment, and in order to encourage conservation of electricity and secure internal cash for capital expenditures, the rates were increased by an average of 4.9% in June 1991, 6.0% in February 1992 and 4.2% in May 1995. More recently, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, rates were increased by 5.9% in July 1997, 6.1% in January 1998, 5.3% in November 1999 and 4.0% in November 2000. From 1997 through 2003, our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals.

The rates we charge for electricity vary among the different classes of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The rates also vary depending upon the voltage used, the season, the time of day, the rate option selected by the user and, in the residential sector, the amount of electricity used per household, as well as other factors. Beginning with the first six months of 1995, we adjusted seasonal rate variations by removing the month of June from the summer period when peak rates are in effect and increasing the rates for the months of October, November, December, January, February and March to correspond more closely to peak demand variations.

Our current rate schedule, which was last revised on December 28, 2005 is summarized below by the type of consumer:

Industrial. The basic charge varies from (Won)4,100 per kilowatt to (Won)5,260 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from (Won)29.00 per kilowatt hour to (Won)123.00 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Commercial. The basic charge varies from (Won)5,320 per kilowatt to (Won)6,300 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from (Won)37.00 per kilowatt hour to (Won)152.30 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Residential. Residential rates include a basic charge ranging from (Won)370 for electricity usage of less than 100 kilowatt hours to (Won)11,750 for electricity usage in excess of 500 kilowatt hours. Residential rates also include an energy usage charge ranging from (Won)52.40 to (Won)643.90 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

Educational. The basic charge varies from (Won)4,090 per kilowatt to (Won)4,970 per kilowatt depending on the voltage used and the option of rate. Energy usage charge varies from (Won)50.90 per kilowatt hour to (Won)86.20 per kilowatt hour depending on the voltage used, the season and the rate option.

Agricultural. The basic charge varies from (Won)340 per kilowatt to (Won)1,070 per kilowatt depending on the type of usage. The energy usage charge varies from (Won)20.60 per kilowatt-hour to (Won)36.40 per kilowatt hour depending on the type of usage.

In particular, residential tariff structure has undergone significant changes over time. Following the oil crisis of 1973 as a way of encouraging reasonable and economical usage of energy, including electricity, our rate structure for residential electricity usage has been progressive since 1974, with seven different rates applying progressively depending on the average amount of electricity used. When the average residential electricity rates increased by 3.3% in November 2000, rates for electricity usage below 300 kilowatt hours did not increase, but the progressive rates were further increased by 20% for electricity usage between 301 kilowatt hours and 400 kilowatt hours and by 40% for electricity usage over 400 kilowatt hours. As a result of the continuing increase in electricity usage of the average household, however, effective June 1, 2002, the previous base amount of 300 kilowatt hours for the application of progressive rates was raised to 400 kilowatt hours. In addition, effective June 1, 2002, residential high-voltage rates were also established by taking into account the gap between the costs of high-voltage and low-voltage electricity.

The MOCIE adjusts the tariff structure from time to time. On January 1, 2003, as part of a plan to improve the rate structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5% while residential and commercial rates decreased by 2.2% and 2.0%, respectively. On March 1, 2004, the MOCIE revised our rate schedule, which resulted in a 1.5% reduction in our average rate. Residential, commercial and educational rates decreased by 2.8%, 3.5% and 3.0%, respectively, and industrial rates were frozen. On December 28, 2005, in light of increases in fuel prices and our liquidity requirement, the MOCIE adjusted our rate schedule which resulted in increases in industrial, residential, commercial and agricultural rates by 3.3%, 2.4%, 2.8% and 0.9%, respectively, and a decrease in educational rates by 15.3%. As a result of this rate adjustment, our average rate increased by 1.9%.

In April 2001, as part of implementing the Restructuring Plan, MOCIE established the Electric Power Industry Basis Fund to enable the Government to take over the public services that KEPCO had carried. During the period from the establishment of this fund to December 27, 2005, 4.591% of the tariff we collected from our customers was transferred to this fund prior to our recognizing sales revenue. This percentage was reduced to 3.700% effective December 28, 2005.

As of June 30, 2006, no discussion on future tariff adjustment is officially underway between the Government and us.

Power Development Strategy

The Government typically announces a Long-Term Electricity Supply and Demand Basic Plan, or a Basic Plan, every two years to reflect demand growth projections, availability and cost of financing, changes in prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors. The Government announced the second Basic Plan in December 2004, and we currently expect that the Government will announce a third Basic Plan by the end of 2006.

The focus of the second Basic Plan includes, among other things, (1) reflecting a competitive market mechanism in the electricity market, (2) using as its basis the autonomous plan of generators to build power plants, (3) ensuring participation by specialists in related areas of expertise, and (4) establishing a sustainable and realistic plan that considers the efficient consumption of electricity and ensures continuity with the first Basic Plan.

Capital Investment Program

The table below sets forth, for each of the three years ended December 31, 2005, the amounts of capital expenditures (including capitalized interest) for the construction of generating, transmission and distribution facilities:

2003	2004	2005
(In billions of Won)
(Won) 6,782	(Won)6,287	(Won)6,719

In accordance with the second Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 19,854 megawatts during the period from 2006 to 2017 by newly constructing of eight nuclear units, 13 coal-fired units, two oil-fired units and eight pumped storage hydroelectric units and others. According to the second Basic Plan, the total capacity of all generating facilities at the end of 2017 will be 69,641 megawatts, of which nuclear power plants will account for 38.3% of the total capacity, coal-fired plants 33.8%, LNG combined plants 15.6%, oil-fired plants 4.8% and hydroelectric and other plants 7.6%.

The table below sets forth the currently estimated date of completion and installed capacity of new or expanded generating units to be completed by our generation subsidiaries according to the Basic Plan in each year through the year 2009.

Year	Number of Units	Type of Units	Total Installed Capacity
		(Megawatts)
2006	1 6 1 2	Coal-fired Pumped storage hydroelectric Oil-fired Wind Power	500 1,600 100 34
2007	3 1 1	Coal-fired Oil-fired Wind Power	1,500 100 20
2008	5	Coal-fired	2,800
2009	3	Coal-fired	1,500

In the years between 2010 and 2017, our generation subsidiaries plan to complete eight nuclear units with an aggregate installed capacity of 9,600 megawatts, one coal-fired unit with an aggregate installed capacity of 300 megawatts, two oil-fired units with an aggregate installed capacity of 1,000 megawatts and two pumped storage hydroelectric units with an aggregate installed capacity of 800 megawatts.

As part of our capital investment program, we also intend to add additional cable transmission lines and substations and to continue to replace above-ground lines with underground cables in densely populated areas. In addition, we plan to improve the existing transmission and distribution systems.

The actual number and capacity of generation units and transmission and distribution facilities we and our generation subsidiaries construct and the timing of such construction is subject to change depending upon a variety of factors, including, among others, demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations and community opposition.

The table below sets forth, for the years from 2006 to 2009, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation and transmission and distribution facilities pursuant to our generation subsidiaries’ and our capital investment program. The budgeted amounts may vary from the actual amounts of our generation subsidiaries’ capital expenditures for a variety of reasons, including, among others, the implementation of the Restructuring Plan, changes in the number of units to be constructed, the timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2006		2007		2008		2009		Total
	(In billions of Won)
Generation:
Nuclear	(Won)	2,511	(Won)	2,924	(Won)	3,344	(Won)	3,528	(Won)	12,307
Thermal		2,903		2,218		2,302		1,540		8,693

Sub-total		5,414		5,142		5,376		5,068		21,000

Transmission and Distribution:
Transmission		1,573		2,082		2,060		1,748		7,463
Distribution		1,783		2,132		2,276		2,431		8,622
Others		366		336		359		586		1,647

Sub-total		3,722		4,550		4,695		4,765		17,732

Total	(Won)	9,136	(Won)	9,692	(Won)	10,071	(Won)	9,833	(Won)	38,732

Environmental Programs

The Environment Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively the Environmental Acts, are the major acts of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change and development of renewable energy sources, we formed the Committee on Climate Change and the Committee on Renewable Energy, respectively, in 2005. In addition, we plan to establish a team to jointly coordinate our activities and those of our generation subsidiaries in respect of environmental compliance with the foregoing and anticipated future international agreements which had previously implemented separately.

In 2005, we became the first Korean company to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in environmental and social policy. As part of our involvement with such initiative, in September 2005, we issued our first “Sustainability Report” to disclose our activities from the perspectives of economy, environment, society and humanity, in accordance with the reporting guidelines launched by the Global Reporting Initiative, the official collaborating center of the United Nations Environment Programme that works in cooperation with United Nations Secretary General.

Atmospheric emissions from generating plants burning fossil fuels include, among others, sulphur dioxide, nitrogen oxide and particulates. The Environmental Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions.

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2005.

	KOSEPCO	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	8	7	6	8	8
Selective Non-Catalytic Reduction System	—	—	—	8	2
Selective Catalytic Reduction System	4	7	1	6	4
Electrostatic Precipitation System	10	12	6	13	15
Low NO2 Combustion System	6	20	6	13	4

Total	28	46	19	48	33

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries except for KHNP.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2003	373	538	20	436
2004	309	483	13	433
2005	214	414	12	429

In order to comply with the current and expected environment-related standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environmentally friendly measures to foster community goodwill. For instance, in October 2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl (PCBs), a toxin, from the insulating oil of our transformers by 2015. In addition, when constructing certain large-scale new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for instance, by using more environmentally friendly technologies and hardware. In addition, we also undertake measures to minimize the transmission and distribution loss factor by making our power distribution network more energy-efficient in terms of loss of power and using highly energy-efficient parts and components, as well as minimize consumption of energy, water and other natural resources in general, through recycling, among others.

Our such measures, including the use of environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for installation of environmentally friendly facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation and operation of such equipment and related liquidity requirement will depend upon a variety of factors which may be beyond our control. There is no assurance that we will continue to be in material compliance with legal or social standards or requirement in the future in relation to the environment.

Renewable Energy

Some of the generation facilities owned by us and our generation subsidiaries are powered by renewable energy sources, such as solar energy, wind power and hydraulic power, among others. While such facilities are currently insignificant as a proportion of the total generating capacity or the generation volume of our generation subsidiaries, we expect that such portion will increase in the future.

The following table sets forth the generating capacity and generation volume in 2005 of the generation facilities owned by us and our generation subsidiaries that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (Gwh)
Hydraulic Power	538.2	1,353.0
Wind Power	6.0	18.8
Solar Energy	0.2	0.1

Subtotal	544.4	1,371.9

As percentage of total(1)	1.0%	0.4%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

In July 2005, we and our generation subsidiaries entered into an agreement with the Government to invest (Won)852 billion for construction of generating facilities using alternative energy sources and spend (Won)201 billion in research and development related to development of renewable energy over the next three years. The Government has committed to provide such generators with a significant amount of subsidy. The table below sets forth the capital expenditures we and our generation subsidiaries are committed to make pursuant to such agreement.

	Generating facilities		Research and development
	Generation capacity (megawatts)	Capital expenditures (billions of Won)	Capital expenditures (billions of Won)
Solar energy	14	140	10
Wind power	186	380	3
Hydraulic power	19	86	—
Fuel cell(1)	2	24	29
Tidal power	96	209	96
Others(2)	1	13	63

Total	316	852	201

Notes:

(1)	Consists of molten carbonate fuel cells and solid oxide fuel cells.
(2)	Consists of bioenergy, hydrogen energy, geothermal energy, energy from integrated gasification combined cycles and energy from recycling waste.

Community Programs

Building goodwill with local communities has been an important focus for us and our generation subsidiaries in light of concerns among local residents and civic groups in Korea regarding construction and operation of generating units, particularly nuclear generating units. The Act for Supporting the Communities Surrounding Power Plants requires the generating companies and the affected local governments to carry out various activities up to a certain amount annually to addresses neighboring community concerns. Pursuant to this Act, we and our generation subsidiaries, in conjunction with the affected local and municipal governments, undertake various programs, including scholarships and financial assistance to low-income residents.

Until 2005, activities required to be undertaken pursuant to the Act for Supporting the Communities Surrounding Power Plants was funded only by the Electric Power Industry Basis Fund, or EBIPF. See Item 4 “Information on the Company—Business Overview—Sales and Customers—Rates”. Following amendments to this Act in July 2005, however, such activities are currently required to be funded partly from the EPIBF and partly from KHNP’s revenues. KHNP is required to make annual contributions to the affected local communities in an amount equal to 0.25 Won per kilowatt of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year.

In addition, under a Korean tax law amendment in December 2005, which levied a new local tax on nuclear generation units, KHNP is required to pay such tax starting in 2006 in an amount equal to 0.50 Won/kWh of its generation volume in the affected areas.

Prior to the construction of a generating unit, our generation subsidiaries perform an environmental impact assessment which is designed to evaluate public hazards, damage to the environment and concerns of local residents. A report reflecting this evaluation and proposed measures to address the problems identified must be submitted to and approved by the Ministry of Environment prior to construction of the unit. Our generation subsidiaries are then required to implement the measures reflected in the approved report.

Despite these activities, community opposition to the construction and operation of generation units (including nuclear units) could result in a change in construction plans for generation units (including nuclear units) and have a material adverse effect on us.

Nuclear Safety

KHNP has adopted nuclear safety as its top priority and continues to focus on ensuring the safe and reliable operation of nuclear power plants. KHNP has been also focusing on enhancing corporate ethics and transparency in the operation of their plants.

KHNP adopted its corporate code of ethics in September 2002 and declared its strong commitment to enhancing nuclear safety, developing new technologies and improving transparency. In December 2003, KHNP also established the “Statement of Safety Policy for Nuclear Power Plants” to ensure the highest level of the safety. Furthermore, KHNP has invested about 4% to 5% of its total sales into research and development for the enhancement of nuclear safety and operational performance.

KHNP has implemented comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through informed risk assessment, KHNP has conducted “probabilistic safety assessments” for all of its units. In addition, to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP has been performing periodic safety reviews for all its operating units. The periodic safety reviews have been completed for Kori units 1, 2, 3 and 4, Younggwang units 1, 2, 3 and 4, and Wolsong unit 1.

KHNP developed a risk monitoring system for Kori units 3 and 4 in June 2003 and is developing such system for Yonggwang units 3, 4, 5 and 6, and Ulchin units 3 and 4. The risk monitoring systems are expected to help ensure safety of nuclear generation units. In addition, the “severe accident management guidelines” for operating nuclear power plants have been developed to handle severe accidents for all nuclear units except for Ulchin units 1 and 2 and pressurized heavy water reactor, or PHWR, units. The severe accident management guidelines for Ulchin units 1 and 2 and PHWR units are currently under development.

In addition, KHNP performs various activities to enhance nuclear safety, such as quality assurance audits, reviews by the KHNP Nuclear Review Board, reviews by its operational safety review team composed of external retired and experienced experts, and surveillance tests. KHNP is also actively cooperating with international nuclear organizations to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the WANO Peer Review Team, the IAEA Operational Safety Assessment Review Team and the INPO Technical Exchange Visit Team to have its nuclear safety verified by third parties. KHNP also shares and exchanges operating experiences and information with other utilities.

Since 1992, when the operational reforms and upgrades were implemented, the average level of radiation dose per unit has continuously decreased to 0.60 man-Sv in 2005, which is substantially lower than the global average of 1.03 man-Sv/year as reported in the World Association of Nuclear Operations Performance Indicator Report.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at four nuclear sites. The temporary facilities for the low and intermediate level waste at Ulchin, Wolsong, Yonggwang and Kori are expected to reach their full capacity by 2008, 2009, 2012 and 2014, respectively.

On March 31, 2005, the Korean National Assembly enacted the Special Act on Supporting the Local Community Hosting the Storage Site of Low and Intermediate Level Waste in order to enhance the transparency in the process of selecting the site for permanent storage facility of the LILW and establishing a mechanism for providing financial support to the local government that hosts such site. Pursuant to this Act, in November 2005, the Government designated Gyeongju City, approximately 300 kilometers southeast of Seoul, as the site for the permanent storage facility for LILW. KHNP commenced the process of constructing the LILW permanent storage facility in January 2006, which is expected to be completed by the end of 2009. KHNP estimates that constructing this facility will cost approximately (Won)1,144 billion, including the one-time cash contribution of (Won)300 billion made on May 9, 2006 by KHNP to Gyeongju City pursuant to this Act. KHNP plans to fund this project primarily with cash from its operations and secondarily and to the extent necessary with funds from debt financing.

In order to augment the storage capacity of temporary storage facilities for spent fuels, KHNP is pursuing various projects such as installing high density racks in spent fuel pools, building dry storage facilities and transporting the spent fuels to and from different units within a plant. Through these projects, KHNP expects that the storage capacity for spent fuel in each nuclear site will increase to a level so as to accommodate all spent fuel produced by 2016. The policy on building permanent storage facility for spent fuels is currently being developed.

All of KHNP’s nuclear power plants are in compliance with the standards of the International Atomic Energy Agency and safety standards and requirements under national laws and ordinances. Based on the Ministry of Science and Technology’s determination regarding safety conditions, operation of nuclear power plants can be suspended.

Since submission of our annual report in 2005, there have been no significant safety related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP has adopted a dismantling strategy under which dismantling would take five to ten years to commence after unit closure. Kori-1 unit, the first nuclear power plant, commenced its operation in 1978 and is expected to cease operation by 2008. KHNP is currently considering extending the operation of Kori-1 unit beyond 2008.

KHNP retains financial responsibility for decommissioning its units although it does not carry a cash reserve for its decommissioning liability. KHNP has accumulated the decommissioning cost as a liability since 1983. The decommissioning costs of nuclear facilities were first estimated in 1992, based on an engineering study. During 2003, KHNP obtained a new engineering study from a third party and updated its estimate of the expected decommissioning dates for its nuclear power plants. During 2004, KHNP obtained a new engineering study provided by another third party. As a result, the new study in 2004 revised certain essential factors such as timing of cash outflows. For the accounting treatment of decommissioning costs, see Item 5 “Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Decommissioning Costs”.

Research and Development

We maintain a research and development program concentrated on developing self-reliant core technology and leading national technology advancement programs in the electric power business.

In order to achieve the goal of bringing our electric technologies up to international standards by the first half of the 21st century, we have adopted the “Electric Technology Development Plan toward 2010” which is expected to be modified in the near future to reflect the “2015 Mid- and Long-term Strategic Management Plan” that we announced in May 2005. This strategic plan is being implemented across all areas of our in-house research and development programs. In addition, we and our six generation subsidiaries have made a “Technology Roadmap” to develop technologies in the area of thermal and nuclear generation.

The basic goal of our research and development program for the year 2005 was obtaining the most advanced electric power technology to enable us to become a global leader in the electric power industry. To promote research and development for enhancing economical efficiency and to provide a reliable supply of electric power, we invested, as of December 31, 2005, (Won)151.7 billion in research and development, (Won)13.3 billion in technological development and (Won)51.9 billion in building up infrastructure for the education of human resources and the development of computer equipment.

In the field of hydroelectric and thermal power, our research and development efforts are primarily focused on developing technologies required for the efficient operation of thermal power plants such as our “Development of Advanced Thermal Power Plant” project using the “Ultra-Super Critical Technology”. We also emphasize enhancing plant maintenance, which has proven to be of great importance in maintaining a competitive edge in this field, through accurate damage analysis, environment-friendly inspections and various other protective and optimization measures.

In the field of nuclear power, our research and development efforts are primarily focused on developing technology for enhancing the safety and economy of nuclear plants, such as our “Life Time Management for Nuclear Power Plant” project. Our research and development objective for this field is to obtain technologies necessary to perform reactor/plant safety analysis, radiation control and radioactive waste reduction and seismic monitoring and analysis.

The corporate vision and long-term plan of KHNP, known as “KHNP Vision 2015”, was recently revised to reflect the change in business environment. As a way of achieving KHNP Vision 2015, KHNP established the “Mid- and Long-term Technology Development Plan” to strategically implement research and development. KHNP primarily focuses on the technology of enhancing nuclear safety and improving the performance of nuclear plant.

KHNP’s investment in research and development amounted to approximately (Won)31 billion and (Won)41 billion in 2004 and 2005, respectively, and its investment in the education of human resources and the development of computer equipment amounted to approximately (Won)30 billion in each of 2004 and 2005. Also, pursuant to relevant law, KHNP contributed approximately (Won)156 billion and (Won)155 billion in 2004 and 2005, respectively, to the Nuclear R&D Fund, which is operated by the Ministry of Science and Technology.

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

We invested approximately (Won)196 billion in 2001, (Won)155 billion in 2002, (Won)178 billion in 2003, (Won)213 billion in 2004, and (Won)217 billion in 2005 on research and development. We had approximately 487 employees engaged in research and development activities as of December 31, 2005.

In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

The Government has launched several long-term research and development projects to achieve a self-reliant capability in the field of power generation. We are taking a leading role in this national research and development program which includes the “Korean Next Generation Nuclear Power Plant”, “Flue Gas Desulphurization and Denitrification”, “Integrated Gasification Combined Cycle Technologies” and “Molten Carbonate Fuel Cell” development projects.

As a result of our research over the past three years, the number of applications we have filed for intellectual property rights and grants has increased in quantity and quality. Approximately 770 applications were submitted in Korea and abroad from 2002 to 2005.

We also try to market the technologies we have developed by identifying key items that had market potential in light of intellectual property, overseas market condition and cost-efficiency issues. We are continuously upgrading our research and development programs to emphasize low-cost, high-efficiency research by restructuring our research and development organization and reallocating and reassigning research personnel.

Overseas and Other Activities

In January 2000, we established a telecommunication company, Powercomm, for purposes of (i) disposing of our non-core business and (ii) ensuring fair usage and competition through the efficient use of our telecommunication network. We have transferred approximately (Won)713 billion of our fiber optic network assets as well as approximately (Won)36 billion of cash to Powercomm. As Powercomm has obtained a telecommunications license from the Government, it is capable of operating its telecommunication business independently. In July 2000, we sold 10.5% of our equity interest in Powercomm; in December 2002, we further sold approximately 45.5% of our equity interest, including our management right in Powercomm for (Won)819 billion; and in April 2003 we further sold 1,299,000 shares of Powercomm, representing 0.87% of Powercomm’s total issued and outstanding shares of common stock to Powercomm’s employee stock ownership association. Following such sales, our current ownership interest in Powercomm is 43.1%. Depending on market conditions, we expect to dispose of our remaining equity interest in Powercomm in domestic and foreign markets. See “—Proposed Sale by Us of Certain Power Plants and Equity Interests”.

Based on our operational experience and the full range of services, power plant construction, specialized engineering and maintenance services that we and our subsidiaries offer, we have been pursuing international power-related projects in overseas markets including the Philippines, China and the Middle-East. Currently, we are executing two major power projects in the Philippines, (i) a 650-megawatt oil-fired power plant in Malaya, construction of which began in June 1998 and is expected to be completed in September 2010, and (ii) a “build, operate and transfer” 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and is expected to be completed in June 2002. The project cost of the Ilijan project was US$710 million, for which project finance on a limited recourse basis was provided. We were also awarded a 100-megawatt CFBC plant in Wuzhi, China in August 2003 and a 49.3-megawatt wind power plant in Yumen, China in September 2005, both of which are in progress. In February 2006, we acquired 40% of the total outstanding capital stock of Salcon Power Corporation, an independent power producer operating a 260 megawatt Naga power complex in Cebu, the Philippines.

Since September 2005, we have also provided consulting services on power transmission and distribution system in Libya. In addition, since February 2006, we have been operating and providing maintenance services for combined cycle power plants in Lebanon with an aggregate installed capacity of 870 megawatts.

In August 2005, a consortium of Korean companies (the “Korean Consortium”), consisting of us, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering, won a bid from the government of the Federal Republic of Nigeria (“Nigeria”) to explore, develop and operate two oil prospects in Nigeria. The Korean Consortium is expected to carry out this project, together with other partners (together with the Korean Consortium, the “Group”). We hold a 15% equity interest in the Korean Consortium, which controls 60% of the equity interest of the Group. In March 2006, the Group entered into a contract with the government of Nigeria to explore, develop and operate such oil prospects. Exploration of these prospects is estimated to take five years and, if successful in finding oil following the exploration, the Group will develop and operate the related facilities for 25 years thereafter. Our portion of investment in the exploration phase of the project is expected to be approximately US$25 million in the next five years. In addition, under the contract, the Korean Consortium must either reach an agreement with the government of Nigeria within 18 months of the date of contract as to the plan of constructing a combined-cycle gas-fired power plant with a generating capacity of approximately 2,250 megawatts and gas pipelines with a length of approximately 1,200 kilometers in Nigeria or pay US$231 million to the government of Nigeria. In July 2006, the Korean Consortium is expected to commence a feasibility study on the construction of the power plant and gas pipelines.

The table set below summarizes our overseas project that we are currently engaged in pursuant to signed contracts.

Region	Project Period	Project Description
Malaya, Philippines	September 1995 to September 2010	650-megawatt oil-fired power plant (ROMM(1))
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT(2))
Naga, Philippines	February 2006 to March 2012	260-megawatt power plant (ROMM)(1)
Wuzhi, China	23 years (including construction period)	100-megawatt CFBC cogeneration plant (BOO(3))
Yumen, China	21 years (including construction period)	49.3-megawatt wind power plant (BOO)(3)
Lebanon	February 2006 to February 2011	870-megawatt combined cycle power plant operation and maintenance service
Libya	September 2005 to January 2008	Power transmission and distribution service
Nigeria	March 2006 to February 2011	Exploration of oil and gas for two offshore blocks

Notes:

(1)	Represents “rehabilitation, operation, maintenance and management” projects.
(2)	Represents “build, operate and transfer” projects.
(3)	Represents “build, own and operate” projects.

We currently believe that the business and revenues of our overseas activities are not in the aggregate material to us.

The Light Water Reactor Project

A key stipulation of the Agreed Framework signed by the United States and North Korea in October 1994 was that a United States-led international consortium would construct two commercial light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. The Korean Peninsula Energy Development Organization, or KEDO, was chartered in March 1995 as the international consortium stipulated by the Agreed Framework and signed an agreement with North Korea in December 1995 to supply the light water reactors. Kumho, North Korea was selected as the site for such light water reactors and KEDO designated us as its prime contractor to build two units of pressurized light water reactors with a total capacity of 2,000 megawatts. We entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. The contract amount was US$4,182 million and remains subject to adjustment to cover any changes in the price level.

In November 2002, amid suspicions that North Korea was engaged in an undeclared program to enrich uranium, KEDO suspended the supply of heavy fuel oil to North Korea, which was part of the Agreed Framework. Subsequently, North Korea withdrew from the Treaty on the Non-Proliferation of Nuclear Weapons in January 2003 and resumed operations at the Yongbyon facility, a nuclear facility whose operations had been frozen under the Agreed Framework. Several diplomatic initiatives were taken to resolve these issues, but currently to no avail.

In December 2003, asserting that North Korea had not met the conditions required for the continuation of the project, KEDO suspended the construction of the project for one year, which suspension was extended until November 30, 2005. However, we continued to perform maintenance for the project during 2004 and 2005. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea requested KEDO to withdraw all of its personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site.

On May 31, 2006, the Executive Board of KEDO decided to terminate the light water reactor project. On the same date, KEDO notified us of termination of the project and the related turnkey contract between KEDO and us.

Insurance

We maintain casualty and liability insurance against risks related to our business to the extent we consider appropriate and otherwise self-insure against such risks to the extent permitted by law. We carry insurance covering against certain risks, including fire, in respect of our key assets, including equipment building and machinery, construction-in-progress and procurement in transit, as well as directors’ and officers’ liability insurance. These insurance and indemnity, however, cover only a portion of the assets that our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these assets.

Risks of substantial liability arise from the operation of nuclear-fueled generating units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent it considers appropriate and otherwise self-insure against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to (Won)50 billion per accident per plant complex, for a total coverage of (Won)200 billion. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to (Won)50 billion per nuclear plant complex, for a total coverage of (Won)200 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, approximately US$434 million, at the rate of 1 SDR = US$1.44566 as posted on the Internet homepage of the International Monetary Fund on April 7, 2006) per single accident; provided that such limitation will not apply where KHNP intentionally caused the harm or knowingly failed to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of (Won)50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to (Won)50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to US$300 million on property and (Won)50 billion on liability. The amounts and coverage of these insurance and indemnity are limited and do not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants, and material and adverse financial consequences could result from a significant accident.

Other than KHNP, neither we nor our generation subsidiaries carry any insurance against terrorist attacks specifically.

See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The amounts and scope of coverage of our insurance are limited”.

Affiliated Companies

We have six principal affiliates (companies in which we hold at least 20% and not more than 50% of the share capital) whose accounts are not required to be consolidated in our financial statements. Instead, we record these affiliates as investments under the equity method of accounting. See Note 6 of the notes to of our consolidated financial statements. The table below sets forth for each of the principal affiliates the name and year of incorporation, our percentage holding and their principal activities as of December 31, 2005.

	Year of Incorporation	Ownership (Percent)	Principal Activities
Korea Gas Corporation	1983	24.5	Sales of liquefied natural gas
Korea District Heating Co. Ltd.	1985	26.1	Provision of heat
Powercomm Corporation.	2000	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	Disposal of power-plant ash and electric meter reading
YTN(1)	1993	21.4	Broadcasting
Gansu Datang Yumen Windpower Co., Ltd.	2005	40.0	Construction and operation of utility plant

Note:
(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.

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

According to our consolidated financial results as of December 31, 2005, the legal reserve was (Won)1,602 billion, the reserve for business expansion was (Won)15,003 billion and the reserve for investment of social overhead capital was (Won)5,152 billion.

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

Our operations are subject to various laws and regulations relating to environmental protection and safety. See “—Community Programs”.

Proposed Sale by Us of Certain Power Plants and Equity Interests

In July 1998, the Government announced a plan to privatize Government-invested companies to increase their efficiency and to induce foreign investment in Korea. In accordance with this plan, we intend to sell all or part of our 26.1% equity interest in Korea District Heating Co., Ltd. and our 24.5% equity interest in KGC at an appropriate time in the future. See “—Affiliated Companies”. In March 2003, as part of our privatization plan we sold 51% of our total equity interest in, which represented in effect control of, Korea Electric Power Industrial Development Co., Ltd. for (Won)64.7 billion. In July 2000, we sold 15,757,000 shares of Powercomm, our wholly-owned telecommunications subsidiary, representing approximately 10.5% of Powercomm’s total issued and outstanding shares of common stock. In December 2002 we sold 68,250,000 shares of Powercomm, representing approximately 45.5% of Powercomm’s total issued and outstanding shares of common stock and in April 2003 we sold 1,299,000 shares of Powercomm, representing 0.87% of Powercomm’s total issued and outstanding shares of common stock to Powercomm’s employee stock ownership association. Following such sales, our current ownership interest in Powercomm is 43.1%. In November 2003, we issued in the international capital markets US$250 million in principal amount of exchangeable bonds with a 5-year maturity, exchangeable into Powercomm shares that we own. The number of Powercomm shares to be delivered upon exercise of the exchange right by the holders of these exchangeable bonds depends on the exchange price to be determined as 120% of the future initial public offering price of Powercomm shares. Powercomm is not required to complete a qualifying public offering, which means the first listing on the Korea Exchange, the New York Stock Exchange or the NASDAQ meeting certain requirements, prior to the maturity of these exchangeable bonds. In addition, we do not guarantee the qualifying public offering of Powercomm. We are planning to sell down our remaining interest in Powercomm.

Set forth below is our plan of selling certain assets as currently contemplated. The completion of our plans, however, is subject to, among other considerations, Government policies relating to us and market conditions.

Subsidiaries	Primary business	Book value as of December 31, 2005	Ownership percentage as of December 31, 2005	Ownership percentage to be sold
		(in billions of Won)
Korea South-East Power Co., Ltd.	Electricity generation	1,986	100.0%	100.0%

Korea District Heating Co., Ltd.	Generating and distributing electricity and heat	176	26.1	Not determined

Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	25	49.0	Not determined

Powercomm Corporation	Leasing telecommunication lines and providing internet access	408	43.1	33.1

Korea Gas Corporation	Importing and wholesaling LNG	819	24.5	Not determined

Korea Plant Services & Engineering Co., Ltd.	Overhauling and repairing power plants	286	100.0	100.0

Korea Power Engineering Co., Ltd.	Designing and engineering power plants	56	97.9	Not determined

PROPERTY, PLANT AND EQUIPMENT

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See “—Business Overview—Power Generation”, “—Transmission and Distribution” and “—Capital Investment Program”. In addition, we own our corporate headquarters building complex at 167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. See “—History and Development—Recent Developments”. As of December 31, 2005, the net book value of our property was (Won)64,006 billion. No significant amount of our properties is leased.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We expect that the implementation of the Restructuring Plan will over time materially change the environment in which we operate and, accordingly, our historic performance may not be indicative of our future results of operations and capital requirements and resources. See Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us”.

OPERATING RESULTS

Overview

For the years ended December 31, 2003, 2004 and 2005, we had consolidated operating revenues of (Won)22,775 billion, (Won)23,956 billion and (Won)25,445 billion (US$25,193 million), principally from the sale of electricity. As we are a predominant market participant in the Korean electricity industry, our business is heavily regulated by the Government in terms of the rates we charge to customers for the electricity we sell. However, our business requires high level of capital expenditures and is subject to a number of variable factors, including demand for electricity in Korea and fluctuation in costs, such as fuel prices which are impacted by the movements in the exchange rates between the Won and other currencies.

Demand for Electricity and Rates

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 6.8% per annum for the five years ended December 31, 2005. According to The Bank of Korea, real gross domestic product, or GDP, compounded growth rates was approximately 4.5% for the same period. The GDP growth rate was 4.0% for 2005 as compared to 4.6% in 2004. Demand for electricity may be categorized either by the nature of its usage or by the type of customers as used for the purpose of charging electricity tariff. See Item 4 “Information on the Company—Business Overview—Rates”. The following describes the demand for electricity by the nature of its usage:

•	The industrial usage currently represents the largest segment of electricity consumption in Korea. While the industrial usage (including the agricultural usage) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total consumption from 58.0% in 1997 to 50.2% in 2005. In addition, demand from the industrial usage (including the agricultural usage) increased by 5.4% to 166,813 million kilowatt hours in 2005 as compared to 2004.

•	The commercial usage accounted for 34.5% of electricity consumed in 2005 in Korea. The commercial usage has increased in recent years, both in absolute terms and as a percentage of total demand. The commercial usage has shown the highest rate of growth in demand since 1980 and increased by 9.1% to 114,727 million kilowatt hours in 2005 as compared to 2004.

•	The residential usage increased by 4.6% to 50,873 million kilowatt hours in 2005 as compared to 2004.

The rapid growth in Korean economy since the early 1960s has resulted in substantial growth in demand for electricity. While the worldwide economic recession of the early 1980s slowed economic growth in Korea, in the latter half of the 1980s, Korean economy resumed rapid growth and resulted in a substantial increase in demand for electricity. The slow economic growth in Korea in the early 1990s resulted in a slight decline in the growth of demand for electricity. However, consumption levels, particularly during periods of peak demand, continue to press the limits of available supply. Accordingly, we anticipate that demand for electricity will continue to increase in 2006. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	2001	2002	2003	2004	2005
Growth in GDP (at 2000 constant prices)	3.8%	7.0%	3.1%	4.6%	4.0	%(1)
Growth in electricity consumption	7.6%	8.0%	5.4%	6.3%	6.5%

Note:
(1)	Preliminary.

For additional discussions on demand by the class of customers, see Item 4 “Information on the Company Business Overview—Sales and Customers—Demand by the Type of Usage”.

The Electricity Business Law and the Price Stabilization Act prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our recommendations for revisions of rates or changes in the rate structure to the MOCIE. The MOCIE then reviews our recommendations and, upon consultation with the Electricity Rates Expert Committee of the MOCIE and the MOFE, make a final determination. Under the recently amended Electricity Business Law, the Korean Electricity Commission must review these recommendations prior to final determination by the MOCIE. On January 1, 2003, as part of a plan to improve the rate structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5% while residential and commercial rates decreased by 2.2% and 2.0%, respectively. On March 1, 2004, the MOCIE revised our rate schedule, which resulted in a 1.5% reduction of rates. Residential, commercial and educational rates decreased by 2.8%, 3.5% and 3.0%, respectively and industry rates were frozen. On December 28, 2005, the MOCIE adjusted our rate schedule which resulted in increases in industrial, residential, commercial and agricultural rates by 3.3%, 2.4%, 2.8% and 0.9%, respectively, and a decrease in educational rates by 15.3%. As a result of this rate adjustment, our average rate increased by 2.8%. See “Business Overview—Sales and Customers—Rates”.

Increase in Fuel Cost

Our results of operations are affected by the cost of producing electricity which is subject to a variety of factors, including in particular the cost of fuel.

Fuel costs accounted for 29.7%, 27.6% and 33.9% of our operating revenues and operating expenses in 2005, 2004 and 2003, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted in light of market conditions. See Item 4 “Information on the Company—Business Overview—Fuel”.

Uranium accounted for 42.3% of our fuel requirements in 2003, 40.0% in 2004 and 42.0% in 2005. Coal accounted for 39.7% of our fuel requirements in 2003, 39.3% in 2004 and 38.6% in 2005. Oil (including diesel for internal combustion) accounted for 5.6% of our fuel requirements in 2003, 5.0% in 2004 and 4.6% in 2005. LNG accounted for 11.3% of our fuel requirements in 2003, 14.8% in 2004 and 14.0% in 2005. In each case, the fuel requirements are measured by the amount of electricity generated and does not include electricity purchased from others. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers, and supplement such supplies with fuel materials purchased on spot markets.

In recent years, the price of bituminous coal has substantially increased. See Item 4 “Information on the Company—Business Overview—Fuel”. Approximately 85.3% of the combined bituminous coal requirements of our generation subsidiaries are purchased under long-term contracts and 14.7% purchased on the spot market. The average “free on board” Newcastle coal price index in 2005 was US$47.29 per ton. In March 2006, the average “free on board” Newcastle coal price index was US$50.80 per ton. If bituminous coal price continues to be at its current level or higher, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost. In addition, there have been recent increases in crude oil prices that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost. Because the Government regulates the rates we charge for electricity we sell as described in “—Demand for Electricity and Rates” above, our ability to pass on such cost increases to our customers is limited. We estimate that the continued increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2006 to date. We expect fuel prices to remain at record high levels throughout 2006. Accordingly, we expect our operating income and net income may decrease significantly in 2006 and beyond compared to prior periods. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Increases in fuel prices will adversely affect our results of operations and profitability”.

Nuclear power has a stable and low cost structure and forms a significant portion of the base load of Korean electricity supply. Due to significantly lower fuel costs as compared with those of conventional power plants, our nuclear power plants generally operate at full capacity with only routine shutdowns for check-up and overhauls lasting 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants, for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants, for planned overhaul, during which a mechanical problem was discovered giving rise to concerns over its safety. After the overhaul, this nuclear power plant resumed its operations in April 2004. We made up for the shortage in electricity generation resulting from stoppages of these nuclear power plants with power generated by our coal-fired power plants. Because coal-fired power plants carry higher fuel costs, our fuel cost increased further in 2004 as compared to 2003.

Movements of the Won against the U.S. dollar and other foreign currencies

Due to adverse economic conditions and reduced liquidity, the value of the Won in relation to the U.S. dollar and other major foreign currencies declined substantially in 1997 but since then has risen substantially, except for a modest decline in 2000 and 2001. Recently, the Won has appreciated to its record high since the financial crisis of late 1997. For fluctuations in exchange rates, see Item 3 “Key Information—Selected Financial Data—Currency Translations and Exchange Rates”. Depreciation of the Won in the past has had a material effect on the cost of servicing our foreign currency debt and the cost of fuel materials and equipment we purchase from overseas sources. As of December 31, 2005, approximately 29.2% of our debt was denominated in foreign currencies, principally in the U.S. dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to effect such purchases or service such debt. As a result, any significant depreciation of the Won against the U.S. dollar or other foreign currencies will result in foreign exchange transaction or translation losses and adversely impact our financial condition and results of operations. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The impact of Won depreciation may have a material adverse effect on us”.

Recent Accounting Changes

Investment Securities under the Equity Method of Accounting

Prior to January 1, 2005, in accordance with Korean GAAP, we did not record our share of losses of investee when such losses would make our investment in such entity less than zero. Effective January 1, 2005, we adopted SKAS No. 15, “Investments in Associates.” Under this standard, if we hold other investments such as preferred stock or loans issued by the investee, our share of loss of the investee continues to be recorded until such other investments are reduced to zero.

In addition, prior to January 1, 2005, gains and losses arising from sales by us to our affiliates were eliminated entirely. Effective January 1, 2005, unrealized gains and losses multiplied by our ownership percentage are eliminated in accordance with SKAS No. 15.

Income Taxes

Prior to January 1, 2005, we recorded all deferred tax assets and liabilities as non-current. Effective January 1, 2005, we adopted SKAS No. 16, “Income Taxes.” In accordance with the statement, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004 were not reclassified based on the transitional clause of SKAS No. 16.

In addition, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities. However, effective January 1, 2005, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of capital adjustments. As a result of such change, as of January 1, 2005, capital adjustments decreased and deferred income tax liabilities increased by (Won)23,795 million.

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements. The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, our management has identified “critical accounting policies”.

We make a number of estimates and judgments in preparing our consolidated financial statements. These estimates may differ from actual results and have a significant impact on our recorded assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We consider an estimate to be a critical accounting estimate if it requires a high level of subjectivity or judgment and a significant change in the estimate would have a material impact on our financial condition or results of operations. Further discussion of these critical accounting estimates and policies is included in the notes to our consolidated financial statements.

Regulatory Accounting

Under US GAAP, SFAS No. 71—“Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of GAAP by non-regulated businesses. We are required to recognize regulatory liabilities or regulatory assets on the consolidated financial statements by a corresponding charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. If, as a result of deregulation, we no longer meet the criteria for application of SFAS No. 71, the elimination of the regulatory assets and liabilities is charged or credited to current operations.

Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process. If future recovery of costs ceases to be probable, all or part of the regulatory assets and liabilities would have to be written off against current period earnings. As of December 31, 2005, the consolidated balance sheet included regulatory assets of (Won)810 billion and regulatory liabilities of (Won)1,482 billion. Our management evaluates the anticipated recovery of regulatory assets, liabilities, and revenue subject to refund and provides for allowances and/or reserves as appropriate. As of December 31, 2005, we do not have any allowances or reserves related to regulatory assets.

Decommissioning Costs

We record the fair value of estimated decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of income.

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

Under Korean GAAP, until December 31, 2003, we recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

During 2004, we adopted SKAS No. 17, “Provision and Contingent Liability & Asset”. Under this standard, we record the fair value of the liabilities for decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. We would also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of income.

As of December 31, 2003, 2004 and 2005, we recorded a liability of (Won)5,091 billion, (Won)6,259 billion and (Won)6,909 billion, respectively, as the cost of dismantling and decontaminating existing nuclear power plants. During 2003, we updated our engineering study on the estimated decommissioning costs of our nuclear facilities and applied the amount prospectively. As a result of this change in estimate, the provisioning for decommissioning costs increased by (Won)72,888 million in 2003 under Korean GAAP. In addition, during 2004, we updated the 2003 study and estimates for its liability for decommissioning costs based on new engineering studies provided by other third parties. Major revisions made in this study related to increases in dismantling cost per power plant, cask maintenance costs for spent fuel and maintenance cost after closedown of interim storage and operating costs for radioactive wastes. In addition, the 2004 study revised the timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were our best estimates at the time we elected to adopt SKAS No. 17. With the adoption of SKAS No. 17, we re-measured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate up to prior year into the beginning balance of retained earnings.

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

In addition, as a result of change in estimate based on an engineering study conducted during 2003, the liability for decommissioning costs and the related net asset increased by (Won)732 billion and (Won)851 billion, respectively, in 2003. As a result of this change in estimate, under U.S. GAAP, net income increased by (Won)119 billion in 2003. In addition, as described above, during 2004 we updated the 2003 study. Under U.S. GAAP, since we already adopted SFAS No. 143 in 2003, the impact from the 2004 study is considered as a change in estimate. As a result of this change in estimate, under U.S. GAAP, the liability for decommissioning costs and the related net asset decreased by (Won)633 billion and (Won)1,078 billion, respectively, in 2004. Also, net income decreased by (Won)455 billion in 2004.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2005. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

We believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the difference between these assessments and the actual performance could have a material impact on the realization of tax benefits as reported in our results of operations. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

Useful Lives of Property, Plant and Equipment

In accordance with Korean GAAP, property, and plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Depreciation is computed by the declining-balance method (straight-line method for buildings and structures, unit-of-production method and straight-line method for nuclear fuel and capitalized asset retirement costs) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2005, totaled (Won)64,006 billion (US$ 63,372 million) representing more than 86% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. Management’s assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, changes in market demand and technological changes. We apply the following useful lives for our property, plant and equipment:

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (included in nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost	30 ~ 40
Capitalized asset retirement costs of law and intermediate level wastes	—
Others	4 ~ 9

Generally, useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, and take into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated or the assets experienced unexpected levels of wear and tear, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expenses in future periods.

Impairment of Long-lived Assets

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review the long-lived assets for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. The assessment of impairment is a critical accounting estimate because significant management judgment is required to determine: (1) if an indicator of impairment has occurred, (2) how assets should be grouped, (3) the forecast of undiscounted expected future cash flow over the asset’s estimated useful life to determine if an impairment exists, and (4) if an impairment exists, the fair value of the asset or asset group. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

Results of Operations

2005 Compared to 2004

In 2005, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 6.1% to (Won)24,769 billion (US$24,524 million) from (Won)23,347 billion in 2004, reflecting primarily a 6.5% increase in kilowatt hours of electricity sold in 2005. The increase in electricity sold was primarily attributable to a 5.2% increase in kilowatt hours of electricity sold to the industrial sector, a 9.2% increase in kilowatt hours of electricity sold to the commercial sector and a 5.1% increase in kilowatt hours of electricity sold to the residential sector.

Operating expenses increased by 10.4% to (Won)21,523 billion (US$21,310 million) in 2005 from (Won)19,488 billion in 2004. Of the operating expenses, our power generation, transmission, and distribution expenses, the principal component of our operating expenses, increased by 8.4% to (Won)17,915 billion (US$17,737 million) in 2005 from (Won)16,534 billion in 2004 primarily due to a 14.7% increase in fuel costs from (Won)6,599 billion in 2004 to (Won)7,568 billion (US$7,493 million) in 2005 as a result of an increase in unit fuel cost to 21.64 Won/kWh in 2005 and from 20.17 Won/kWh in 2004, primarily resulting from the increase in fuel prices globally, and increased power generation.

Our selling and administrative expenses increased by 17.4% to (Won)1,519 billion (US$1,504 million) in 2005 from (Won)1,294 billion in 2004, primarily due to a 15.8% increase in sales commission to (Won)345 billion (US$342 million) in 2005 from (Won)298 billion in 2004, a 9.1% increase in labor cost to (Won)538 billion (US$533 million) in 2005 from (Won)493 billion in 2004.

As a result of these changes, our operating income for 2005 decreased by 12.2% to (Won)3,922 billion (US$3,883 million) as compared to (Won)4,467 billion in 2004.

Our net non-operating results recorded a loss of (Won)90 billion (US$89 million) in 2005 as compared to a gain of (Won)232 billion in 2004, primarily as a result of a 65.7% decrease in gain on foreign currency transactions and translation, net to (Won)297 billion (US$294 million) in 2005 from (Won)866 billion, which was mainly due to reduction in gain on foreign currency translation resulting from a smaller appreciation of the Won against the U.S. dollar from the beginning to the end of 2005 as compared to the same period in 2004, and which more than offset a decrease in interest expense by 12.9% to (Won)643 billion (US$637 million) in 2005 from (Won)738 billion in 2004, and net valuation gain of (Won)167 billion (US$166 million) in 2005 as compared to net valuation loss of (Won)169 billion in 2004.

Our effective income tax rate decreased to 36.5% in 2005 from 38.2% in 2004, due primarily to a decrease in the statutory corporate income tax rate from 29.7% in 2004 to 27.5% in 2005.

As a result of the above factors, our net income decreased by 16.5% to (Won)2,408 billion (US$2,384 million) in 2005 as compared to (Won)2,883 billion in 2004.

2004 Compared to 2003

In 2004, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 6.9% to (Won)23,347 billion from (Won)21,834 billion in 2003, reflecting primarily a 6.3% increase in kilowatt hours of electricity sold in 2004. The increase in electricity sold was primarily attributable to a 5.3% increase in kilowatt hours of electricity sold to the industrial sector, a 9.5% increase in kilowatt hours of electricity sold to the commercial sector and a 4.9% increase in kilowatt hours of electricity sold to the residential sector.

Operating expenses increased by 11.0% to (Won)19,488 billion in 2004 as compared to (Won)17,551 billion in 2003. Of the operating expenses, our power generation, transmission, and distribution expenses, a principal component of our operating expenses, increased by 14.9% to (Won)16,534 billion in 2004 from (Won)14,392 billion in 2003 primarily due to a 36.1% increase in fuel costs from (Won)4,849 billion in 2003 to (Won)6,599 billion in 2004 as a result of increase in unit fuel cost and increased power generation.

Our selling and administrative expenses increased by 4.7% to (Won)1,294 billion in 2004 from (Won)1,236 billion in 2003. We believe that such increase was primarily attributable to a 12.7% increase in labor expense from (Won)438 billion in 2003 to (Won)493 billion in 2004 and a 47.3% increase in expenses for employee benefits from (Won)56 billion in 2003 to (Won)83 billion in 2004, which more than offset a 23.2% decrease in depreciation and amortization from (Won)54 billion in 2003 to (Won)41 billion in 2004 and a 29.2% decrease in maintenance expense from (Won)27 billion in 2003 to (Won)19 billion in 2004.

As a result of these changes, our operating income for 2004 decreased by 14.5% to (Won)4,467 billion as compared to (Won)5,224 billion in 2003.

Our net non-operating results showed a gain of (Won)232 billion in 2004 as compared to a loss of (Won)1,114 billion in 2003. Foreign currency transaction and translation gains amounted to (Won)866 billion in 2004 as compared to losses of (Won)207 billion in 2003 primarily as a result of Won appreciation against U.S. dollar in 2004. Interest expense decreased by 11.1% from (Won)830 billion in 2003 to (Won)738 billion in 2004 due primarily to a decrease in interest rates. The aforementioned factors more than offset the increase of net valuation loss on currency and interest rate swaps by 182% to (Won)169 billion in 2004 as compared to (Won)93 billion in 2003.

Our effective tax rate decreased to 38.2% in 2004 from 42.9% in 2003, due primarily to an increase in tax credits in 2004.

As a result of the above factors, our net income increased by 24.1% to (Won)2,883 billion in 2004 as compared to (Won)2,323 billion in 2003.

LIQUIDITY AND CAPITAL RESOURCES

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us”.

Capital Requirements

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was (Won)8,318 billion in 2003, (Won)8,150 billion in 2004 and (Won)7,610 billion (US$7,534 million) in 2005. Total long-term debt as of December 31, 2005 (including the current portion and discount on debentures on and excluding premium on debentures) was (Won)18,777 billion (US$18,591 million), of which (Won)13,225 billion (US$13,095 million) was denominated in Won and the equivalent of (Won)5,552 billion (US$5,496 million) was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were (Won)618 billion in 2003, (Won)624 billion in 2004, and (Won)680 billion (US$673 billion) in 2005.

The implementation of the Restructuring Plan and changes in the economic environment may result in a material change in our capital investment program. However, our working capital and other capital requirements (including those of our generation subsidiaries) may continue to increase. The capital investment program contemplates the construction of a large number of generation units and a significant expansion of our transmission and distribution systems. The construction of new generating units requires significant investments over extended periods before commencement of operations. In addition, the overseas investment that we have been pursuing may require substantial investment.

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were (Won)6.8 trillion in 2003, (Won)6.3 trillion in 2004, (Won)6.7 trillion in 2005 (US$6.7 billion) and under current plans, are estimated to be approximately (Won)9.1 trillion in 2006 and approximately (Won)9.7 trillion in 2007.

In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding debt as of December 31, 2006 in 2006 to 2010 and thereafter are set forth in the table below:

Year ended December 31	Local currency borrowings		Foreign currency borrowings		Domestic debentures		Foreign debentures		Exchangeable bonds		Total
	(in millions of Won)
2006	(Won)	1,290,298	(Won)	135,870	(Won)	1,591,113	(Won)	267,948		—	(Won)	3,285,229
2007		1,406,432		46,146		1,625,000		1,223,951		—		4,301,529
2008		1,331,399		46,146		2,140,000		955,080	(Won)	122,902		4,595,527
2009		876,385		46,146		1,420,000		337,387		—		2,679,918
2010		217,893		41,904		1,190,010		300,038		—		1,749,845
Thereafter		83,002		113,540		120,000		1,914,627		—		2,231,169

	(Won)	5,205,409	(Won)	429,752	(Won)	8,086,123	(Won)	4,999,031	(Won)	122,902	(Won)	18,843,217

We have incurred interest charges (including capitalized interest) of (Won)1,333 billion in 2003, (Won)1,292 billion in 2004, and (Won)1,014 billion (US$1,004 million) in 2005. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 5.78% in 2003, 4.61% in 2004, and 5.30% in 2005.

We paid dividends on our common stock of (Won)512 billion in 2003, (Won)674 billion in 2004, and (Won)729 billion (US$721 million) in 2005. We will pay dividends to holders of our common stock as of December 31, 2005, including the Government, in the amount of (Won)724 billion during 2006. The Government holds shares of the same class of our common stock as public stockholders. Our articles of incorporation authorize the Government and us to determine the amount of dividends paid to the Government taking into consideration various factors, including our liquidity and capital needs. Accordingly, in the past, we have typically paid dividends to the Government at rates lower than those declared to public stockholders. However, our policy, which is effective for the financial year ended December 31, 2002 and going forward, is to pay dividends to the Government at a rate equal to the dividends paid to public stockholders.

Capital Resources

In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. As of December 31, 2005, our long-term debt, excluding the current portion thereof, as a percentage of stockholders’ equity was 44.4%. We incurred (Won)5,378 billion of long-term debt in 2003, (Won)5,173 billion in 2004, and (Won)4,098 billion (US$4,057 million) in 2005. As of December 31, 2005, the current portion of long-term debt was (Won)3,283 billion (US$3,250 million) as compared to (Won)4,228 billion as of December 31, 2004. As of December 31, 2005, we had (Won)335 billion (US$331 million) of short-term borrowings as compared to (Won)414 billion as of December 31, 2004. See Note 17 of the notes to our consolidated financial statements.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency denominated long-term debt decreased from (Won)6,812 billion as of December 31, 2004 to (Won)5,552 billion (US$5,497 million) as of December 31, 2005.

Our ability to incur long-term debt in the future is subject to a variety of uncertainties including, among other things, the implementation of the Restructuring Plan and the amount of capital that other Korean entities may seek to raise in capital markets. Economic, political and other conditions in Korea may also affect investor demand for our securities and those of other Korean entities. In addition, our ability to incur debt will also be affected by the Government’s policies relating to foreign currency borrowings, the liquidity of the Korean capital markets and our operating results and financial condition. In case of adverse developments in Korea, however, the price at which such financing may be available may not be acceptable to us.

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. In case of adverse economic developments in Korea, however, the share price at which such financing may be available may not be acceptable to us. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea could adversely affect us”.

Our total stockholders’ equity increased from (Won)40,602 billion as of December 31, 2004 to (Won)42,338 billion (US$41,918 million) as of December 31, 2005.

Liquidity

Substantially all of our revenues are denominated in Won. However, as of December 31, 2005, 29.2% of our long-term debt (including the current portion thereof) was denominated in currencies other than Won. We have incurred such foreign currency debt in the past principally due to the limited availability and high cost of Won-denominated financing in the Republic. Although we intend to continue to raise certain amounts of capital through long-term foreign currency debt, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.

We enter into currency swap and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 23 of the notes to our consolidated financial statements. Due to the considerable amount of our long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt.

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

Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress decreased from (Won)7,517 billion as of December 31, 2004 to (Won)7,355 billion (US$7,282 million) as of December 31, 2005. Fuel expense represented 28.3% and 30.6% of revenues from sale of electric power in 2004 and 2005, respectively.

Due to the capital-intensive nature of our business, we had a working capital deficit (current liabilities minus current assets) of (Won)2,291 billion as of December 31, 2004 and (Won)130 billion (US$128 million) as of December 31, 2005. We have traditionally operated with a working capital deficit. We contemplate that we will continue to maintain substantial working capital deficits in the future.

During 2004 and 2005, we declared and paid dividends of (Won)674 billion and (Won)729 billion related to income earned in 2003 and 2004, respectively. In April 2006, we paid a dividend of (Won)724 billion related to income earned in 2005.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2005.

Contractual Obligations and Commercial Commitments

The following summarizes certain of our contractual obligations as of December 31, 2005, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

			Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	(Won)	18,843	(Won)	3,285	(Won)	8,897	(Won)	4,430	(Won)	2,231
Interest payments on long-term debt(3)		4,863		808		1,083		502		2,470
Short-term borrowings		335		335		—		—		—
Plant construction		64,389		6,363		15,494		14,193		28,339
Derivatives(4)		—		—		—		—		—
Accrual for retirement and severance benefits(5)		505		26		66		85		328

Total		88,935		10,817		25,540		19,210		33,368

Notes:

(1)	We entered into capital lease agreements with Korea Development Leasing Corporation and others for certain computer systems. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2005 were immaterial.
(2)	Includes the current portion and excludes amortization of note discount and issue costs.
(3)	As of December 31, 2005, a portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2005 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.
(4)	Consists of the currency and interest rate swaps entered into in connection with our foreign currency debts. We cannot presently determine the future contractual obligations arising from these swaps.
(5)	Represents, as of December 31, 2005, the amount of the severance and retirement benefits which we will be required under applicable Korean laws to pay to all of our employees when they reach their normal retirement age.

For a description of our commercial commitments and contingent liabilities, see Note 31 of the notes to our consolidated financial statements.

We entered into a turnkey contract with a construction company in China to construct a combined heat and power plant in China. Under the contract, the construction period is from January 2005 to December 2006 and the contract amount is Renminbi 483 million (US$59 million), which will be paid per the percentage of completion.

We did not have any unconditional purchase obligations as of December 31, 2005. Other long-term contractual obligations include long-term contracts to purchase fuel, including LNG, oil, bituminous coal and anthracite coal. These contracts generally have terms of three months to one year and provide for periodic price adjustments to then-market prices.

Under the Commercial Code of Korea, we and our six power generation subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. were jointly and severally liable for the outstanding debt assumed by each of these subsidiaries at the time of their spin-off on April 2, 2001 under the Commercial Code of the Republic. On July 25, 2005, the joint and several liabilities of us and our generation subsidiaries were completely eliminated through an agreement among the creditors, us and our generation subsidiaries. As a result, we no longer remain jointly and severally liable for any of our liabilities existing prior to the corporate split on April 2, 2001. See Note 31 of the notes to our consolidated financial statements.

We provide debt guarantees to our foreign subsidiaries, including KEPCO Ilijan Co., in an amount not exceeding US$114 million.

Payment guarantee and short-term credit facilities from financial instruments as of December 31, 2005 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In billions of Won or millions of US$)
Payment of import letter of credits	Korea Exchange Bank and others	US$	1,809
		(Won)	20
Payment of customs duties	Korea Development Bank	(Won)	4
Borrowings	Korea Exchange Bank and others	(Won)	350
	BNP Paribas and others	US$	60
Payment of foreign currency	Korea Exchange Bank and others	US$	5

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In billions of Won or millions of US$)
Overdraft	Korea Exchange Bank and others	US$	40
	National Agricultural Cooperative Federation and others	(Won)	1,476
Discount on promissory note	Hana Bank and others	(Won)	954
Other	National Agricultural Cooperative Federation and others	(Won)	42
	Chohung Bank	US$	—

We provided a promissory note of (Won)2 billion to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract. In the event we fail to perform, we may be required to fund the promissory note which will be repayable.

We entered into a power purchasing agreement with GS EPS Co., Ltd., formerly LG Energy Co., Ltd., and other independent power producers for power purchases in accordance with the Electricity Business Act of Korea. Power purchased from these companies amounted to (Won)1,055 billion, (Won)1,020 billion and (Won)1,170 billion for the years ended December 31, 2003, 2004 and 2005, respectively.

We have entered into contracts for power plant facilities in relation to the construction of power plant facilities and facility maintenance with Daelim Industrial Co., Ltd. and others amount to (Won)3,538 billion, US$3 million and EUR61 million in the aggregate as of December 31, 2005.

In April 2005, we entered into an agreement to acquire 15% of Gangwon Wind Power Co., Ltd. for (Won)5.7 billion to develop renewable energy sources. In May 2005, we entered into a contingent equity support agreement with other shareholders of Gangwon Wind Power and financial institutions regarding the borrowings from financial institutions. Under this agreement, we are obligated to pay up to (Won)1.2 billion if Gangwon Wind Power has a forecast funding shortfall. As of December 31, 2005, we were not required to fund any amounts under this commitment.

We are provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

Other than as described in this report and also in Note 31 of the notes to our consolidated financial statements, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2005.

As of December 31, 2005, we were engaged in 311 lawsuits as a defendant and 47 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us was (Won)229 billion and the total amount claimed by us was (Won)14 billion. The outcome of these lawsuits cannot presently be determined. Our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation. For a description of our legal proceedings, see Item 8 “Financial Information—Legal Proceedings”.

Inflation

The effects of inflation in Korea on our financial condition and results of operations are reflected primarily in construction costs as well as in labor expenses. Inflation in Korea has not had a significant impact on our results of operations in recent years. It is possible that inflation in the future may have an adverse effect on our financial condition or results of operations.

Reconciliation to U.S. GAAP

The following table sets forth the effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied to our financial statements instead of Korean GAAP:

	Year Ended December 31,
	2003		2004		2005		2005
	(In millions of Won and thousands of US$, except per share data)
Net income under Korean GAAP	(Won)	2,323,425	(Won)	2,882,522	(Won)	2,407,643	$2,383,805
Adjustments:
Operating income:
Asset revaluation		449,971		391,618		348,347	344,898
Special depreciation		(21,033)		(18,370)		(6,407)	(6,344)
Regulated operations		170,925		7,955		(14,227)	(14,086)
Capitalized foreign currency translation		246,531		200,811		183,850	182,030
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(17,083)		37,282		(12,518)	(12,394)
Asset retirement obligation		454,589		(108,522)		94,913	93,973
Reserve for self-insurance		6,400		6,274		6,801	6,734
Other income (expenses):
Asset revaluation		117,795		58,974		110,008	108,919
Capitalized foreign currency translation		(20,589)		44,115		41,877	41,462
Reserve for self-insurance		(1,010)		(848)		(1,535)	(1,520)
Convertible bonds		1,344		24,298		26,738	26,473
Cumulative effect of accounting change—Asset retirement obligation		1,775,306		—		—	—
Income tax expenses—Deferred income taxes		(934,648)		8,435		(215,515)	(213,381)

Net income as adjusted under U.S. GAAP	(Won)	4,551,923	(Won)	3,534,544	(Won)	2,969,975	$2,940,569

	As of December 31,
	2004		2005		2005
	(In millions of Won and thousands of US$)
Stockholders’ equity under Korean GAAP	(Won)	40,602,282	(Won)	42,337,650	$41,918,465
Adjustments:
Utility plant
Asset revaluation		(7,924,482)		(7,486,100)	(7,411,980)
Capitalized asset retirement cost		(1,022,249)		(946,148)	(936,780)
Special depreciation		19,902		13,495	13,361
Capitalized foreign currency translation		(1,771,795)		(1,546,068)	(1,530,760)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		140,653		128,135	126,866
Investment securities:
Asset revaluation		(102,079)		(82,106)	(81,292)
Deferred income taxes		2,316,502		2,045,883	2,025,627
Liabilities:
Asset retirement obligation		2,915,538		2,214,350	2,192,426
Regulated operation		(658,007)		(672,234)	(665,578)
Reserve for self-insurance		93,352		98,618	97,642
Convertible bonds		(19,530)		13,332	13,200
Minority interests		(123,099)		(147,061)	(145,606)

Stockholders’ equity under U.S. GAAP	(Won)	33,746,988	(Won)	35,971,746	$35,615,591

Note 33 of the notes to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

The material differences between Korean GAAP and U.S. GAAP as applied to our consolidated statements of income relate to:

Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and Assets Revaluation Law of Korea. In connection with an asset revaluation, a new basis for the asset is established. Asset revaluation is not permitted after January 1, 2001.

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

Special Depreciation

Under Korean GAAP, special depreciation allowed prior to 1994, which represents accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes, is recognized. Under U.S. GAAP, such special depreciation is not recognized. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to our normal depreciation method, based on the economic useful life of the asset.

Accounting for Regulation

Application of US GAAP by regulated enterprises, pursuant to Statement of Financial Accounting Standards, or SFAS, No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated enterprises. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future rates.

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

The regulatory assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-averaged useful life of property, plant and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, our share of the profit on transactions between us and our affiliated companies is eliminated in the preparation of the consolidated financial statements. Under U.S. GAAP, no elimination of such profit is required for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, our use of the utility plant will result in future revenues which is approximately equal to the sales price. We meet both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

Foreign Currency Translation

Under Korean GAAP, we capitalize certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

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

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, so we do not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity. Effective January 1, 2005, we adopted Statement of Korea Accounting Standards, or SKAS, No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of stockholders’ equity (capital adjustment).

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

Under Korean GAAP, prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, pursuant to SKAS No. 16, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of the adoption of SKAS No. 16, there was no difference on this point between Korean GAAP and U.S. GAAP as of December 31, 2005.

Liabilities for Decommissioning Costs

Prior to 2003

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

2003

Under Korean GAAP, effective January 1, 2003, we adopted SKAS No. 5 “Tangible Assets.” Under this standard, we recorded the fair value of the liabilities for the decommissioning costs as a liability in the period in which we incurred a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plants put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since we did not put into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the consolidated financial statements for the year ended December 31, 2003.

Under U.S. GAAP, effective January 1, 2003, we adopted SFAS No. 143 “Accounting for Asset Retirement Costs” Under SFAS No. 143, we are required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. We measure the liability at fair value when incurred and capitalize a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized for each period as expense until the settlement of the liability. SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, we recognized a pre-tax gain as a cumulative effect of accounting change of (Won)1,775 billion on January 1, 2003. In addition, for the year ended December 31, 2003, we recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004

In October 2004, the Korea Accounting Standard Board issued SKAS No. 17 “Provision and Contingent Liability & Asset”. In January 2005, we decided to early adopt SKAS No. 17. Under this Statement, we retrospectively adjust the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate is set at the date of adoption and should be applied in all future periods. In addition, the discount rate in effect at the time of the commencement applies to any new plant use. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, we re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, we continued to apply SFAS No. 143 during 2004 and 2005.

2005

As of and for the year ended December 31, 2005, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

•	Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when we adopted SFAS No. 143 (6.49% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when we adopted SKAS No. 17 (4.36% as of December 2004).

•	Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows is treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and is reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

•	Under U.S. GAAP, revisions to either the timing or the amount of the original estimate of the undiscounted cash flows is reflected within current year accretion expense or adjustment to the asset retirement cost as a change in estimate. Under Korean GAAP, as required by SKAS No. 17, the cumulative effect of a change in accounting includes any changes in estimate that took place during 2004. Accordingly, the 2004 accretion expense under Korean GAAP does not include the change in estimate impact that is recorded within accretion expense under U.S. GAAP.

•	Under U.S. GAAP, we recognized the obligation to pay (Won)300,000 million to the City of Gyeongju as part of the right to build our repository site as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method. Under Korean GAAP, we recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset, Retirement Obligations—An Interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. This interpretation did not have any impact on our consolidated financial position or results of operations.

Under U.S. GAAP, we also have asset retirement obligations related to certain transmission and distribution assets, such as transmission towers. We currently do not have sufficient information to estimate a reasonable range of expected retirement dates for any of these assets. Therefore, asset retirement costs for these assets were not reflected in the consolidated financial statements. We will record this obligation when sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed.

Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, pursuant to SFAS No. 133, a conversion right is not considered as a derivative since we are the issuer of the right. Accordingly, no portion of the proceeds from the issuance of the convertible debt securities will be attributed to the conversion feature. In addition, the convertible bonds are subject to foreign currency translation because convertible bonds are regarded as monetary foreign currency liabilities.

Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the stockholders’ equity section in the consolidated balance sheet.

Reserve for Self-insurance

Under Korean GAAP, in accordance with the Accounting Regulations for Government Invested Enterprises, we provide a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with our non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses for self-insurance are generally recognized as a liability (undiscounted) when probable and reasonably estimable.

Right to Use Future Radioactive Wastes Repository Sites

We are obligated to pay (Won)300,000 million to the City of Gyeongju as part of the right to build our repository site. Under Korean GAAP, we recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

Under U.S. GAAP, we recognized the obligation as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method.

Significant Changes in U.S. GAAP

In December 2004, the FASB issued FASB Statement No.151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for us for inventory costs incurred on or after January 1, 2006. We believe that the adoption of this statement will not have a significant impact on our financial position or operating results.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No.3.” SFAS 154 requires retrospective application of a change in accounting principle to financial statements for prior periods, unless it is impracticable to determine either the period-specific effects or the cumulative effect of such change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of such change. We are required to adopt SFAS 154 as of January 1, 2006. We believe that the adoption of SFAS154 will not have any impact on our financial position or operating results.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” SFAS 155 improves financial reporting by eliminating the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are similarly accounted for regardless of the form of the instruments. SFAS 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We believe that the adoption of SFAS 155 will not have any impact on its financial position or operating results.

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

As of June 30, 2006, one standing director is vacant and is expected to be appointed in August by the MOCIE following a resolution at a general meeting of our shareholders. The names, titles, and outside occupations, if any, of the directors as of June 30, 2006 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Han, Joon-Ho	(60)	President, Chairman & CEO, Standing Director	None	March 25, 2004

Chung, Tay-Ho	(59)	Standing Director	None	September 1, 2004

Lee, Hi-Taek	(59)	Chief Financial Officer, Standing Director	None	August 11, 2003

Kwon, Oh-Hyung	(55)	Standing Director	None	June 13, 2005

Kim, Young-Man	(58)	Standing Director	None	August 11, 2003

Byun, Gang	(58)	Standing Director	None	September 1, 2004

Lee, Seog-Yeon	(52)	Non-Standing Director	Lawyer	August 9, 2003

Park, Chung-Boo	(64)	Non-Standing Director	Chairman, Sungto Accounting Corporation	September 8, 2004

Shin, Jae-Hyun	(59)	Non-Standing Director	Lawyer, Kim & Chang	September 8, 2004

Kang, Eung-Seon	(56)	Non-Standing Director	Visiting Professor, Korea University	April 22, 2005

Kim, Ju-Sub	(55)	Non-Standing Director	Professor Extraordinary, Catholic University of Daegu	April 22, 2005

Name	Age	Title	Outside Occupation	Position Held Since
Kwon, Oh-Sung	(44)	Non-Standing Director	President of O’gye Farm	April 22, 2005

Yoo, Jong-Geol	(59)	Non-Standing Director	None	August 2, 2005

Kwak, Bae-Hee	(60)	Non-Standing Director	President, Korea Legal Aid Center for Family Relations	April 21, 2006

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

Lee, Hi-Taek has been our Chief Financial Officer and Standing Director since August 11, 2003. Mr. Lee currently serves as the Senior Vice President of the Planning & Restructuring Division and previously served as the general manager of KEPCO’s Central Education Institute. Mr. Lee received a B.A. in sociology from Seoul National University.

Kwon, Oh-Hyung has been a Standing Director since June 13, 2005. Mr. Kwon currently serves as the Senior Vice President of the General Affairs Division and previously served as the general manager of the Transmission and Substation Department. He received an M.S. in electrical engineering from Yonsei University.

Kim, Young-Man has been a Standing Director since August 11, 2003. Mr. Kim currently serves as the Senior Vice President of the Marketing and Service Division and previously served as the general manager of the KEPCO’s Business Supporting Department. Mr. Kim received a B.A. in business administration from International University and an M.B.A. from Hanyang University.

Byun, Gang has been a Standing Director since September 1, 2004. Mr. Byun currently serves as the Senior Vice President of the Transmission Division and previously served as the general manager of the Transmission and Substation Department. Mr. Byun received a B.S. in electrical engineering from Chosun University.

Lee, Seog-Yeon has been a Non-Standing Director since August 9, 2003. Mr. Lee currently serves as the Chairperson of the Anti-Corruption Committee under the Board of Audit & Inspection in Korea. Mr. Lee is a lawyer with a private practice. Mr. Lee received a Ph.D. from the law school at Seoul National University.

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

Kim, Ju-Sub has been a Non-Standing Director since April 22, 2005. Mr. Kim is a professor extraordinary at Catholic University of Daegu. He received a B.A. in business administration from Yeungnam University and an M.A. in public administration from the University of Wisconsin.

Kwon, Oh-Sung has been a Non-Standing Director since April 22, 2005. Mr. Kwon currently manages the O’gye farm in Gyeongsangnam-do. He received a B.A. and an M.A. in agriculture from Kyungpook National University.

Yoo, Jong-Geol has been a Non-Standing Director since August 2, 2005. Mr. Yoo served formerly as the director of the bureau of national security investigation at National Intelligence Service. He received a B.A. in natural resource engineering from Chonnam National University.

Kwak, Bae-Hee has been a Non-Standing Director since April 21, 2006. Ms. Kwak currently serves as the president of Korea Legal Aid Center for Family Relations. She received an LL.B. and a Ph.D. in sociology from Ewha Womans University.

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

Board of Auditors

In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation, we have three auditors, consisting of one standing auditor and two non-standing auditors. The standing auditor was appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic following a resolution at the general meeting of our shareholders. The non-standing auditors were appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings.

The names, titles and outside occupations, if any, of our auditors as of June 30, 2006 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Kwak, Jin-Eob	61	Standing Auditor	None	July 6, 2005

Hwang, Suk-Hee	61	Non-Standing Auditor	None	July 6, 2005

Yang, Seung-Sook	56	Non-Standing Auditor	None	July 6, 2005

Kwak, Jin-Eob is our Standing Auditor. He received a B.A. in politics and diplomacy from Korea University and an M.A. in economics from Yonsei University. Mr. Kwak previously served as the Deputy Commissioner of the Korean National Tax Service.

Hwang, Suk-Hee is our Non-Standing Auditor. Mr. Hwang previously served as the president of Woori Credit Card Company. He received a B.A. in business administration from Korea University.

Yang, Seung-Sook is our Non-Standing Auditor. Ms. Yang previously served as the principal of Armed Forces Nursing Academy. She received a B.A. in nursing from Chonnam National University and an M.S. in nursing administration from Hanyang University.

Since July 13, 2005, when the first meeting of the Board of Auditors was held, the Board of Auditors have decided on fourteen agenda through the end of May 2006, including, among others, appointment of financial experts, remuneration of our independent auditors and pre-approval of audit and non-audit services by independent auditors of us and our subsidiaries.

Board Practices

The terms of office of our directors (including the president) and the auditors are three years.

As required by applicable law in the Republic, our board does not maintain an audit committee or a remuneration committee. See “—Corporate Governance” below. However, we maintain a board of auditors, which is independent of our board or our management, to perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the financial and accounting audit by the independent registered public accountants.

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

Compensation of Directors and Supervisors

For the year ended December 31, 2005, the aggregate amount of remuneration paid and accrued to the directors and executive officers (including the statutory auditors) as a group, was (Won)1,809 million. The aggregate amount we paid or accrued during the year ended December 31, 2005 to provide retirement and severance benefits for our directors and executive officers, including our statutory auditors, was (Won)179 million.

Share Ownership

None of our directors and members of our administrative, supervisory or management bodies owns more than 0.1% of our common stock.

EMPLOYEES

As of December 31, 2005, we had 36,853 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8.4% of our regular employees (including employees of our generation subsidiaries) are located at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2005.

	KEPCO	KHNP	KOSEPCO	KOMIPO	KOWEPO	EWP	KOSPO	Total
Regular Employees
Administrative	4,692	634	213	194	188	192	207	6,320
Service technicians	9,673	5,422	1354	1,731	1,271	1,585	1,377	22,413
Others	5,989	1,119	274	102	214	203	219	8,120

Total	20,354	7,175	1,841	2,027	1,673	1,980	1,803	36,853

Head Office Employees	1,208	806	202	253	227	198	209	3,103
% of total	5.9%	11.2%	10.9%	12.5%	13.6%	10.0%	11.6%	8.4%
Members of Labor Union	15,312	4,179	1,208	1,393	1,058	1,304	1,194	25,684
% of total	75.2%	58.2%	65.6%	68.7%	63.2%	65.9%	66.2%	69.6%

We and each of our generation subsidiaries have separate labor unions. Approximately 70.0% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Pursuant to applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues. Since our formation in 1981, our businesses have not been interrupted by any work stoppages or strikes until early 2002. Although our relations with our employees have been good, we have experienced labor unrest as a result of changes in our businesses according to the Restructuring Plan. We faced opposition from labor in late 2000 in connection with the Restructuring Plan. However, we experienced no significant difficulties with labor in the transfer of employees in our power generation division to the newly established generation subsidiaries on or prior to April 2, 2001 in line with the Restructuring Plan. As of April 2, 2001, we had transferred 14,492 employees to our generation subsidiaries, as a result of which we had 15,036 employees as of such date. Early in 2002, employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us”. However, we did not experience any interruption of our businesses because non-union employees kept the non-nuclear generation facilities running. We cannot assure that we will not have any work stoppages or strikes or other labor problems in the future.

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

Differences in Korean/New York Stock Exchange corporate governance practices

In November 2003, the U.S. Securities and Exchange Commission approved new corporate governance rules of the New York Stock Exchange, or NYSE, for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies.

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

Under the NYSE listing standards, companies are required to have an audit committee, with at least three members, composed entirely of independent directors. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Under the Government-Invested Enterprise Management Basic Act and the Securities and Exchange Act of Korea, we are required to maintain statutory auditors in lieu of an audit committee. The Government-Invested Enterprise Management Basic Act and government regulations require that the statutory auditors be separate from and independent of our board of directors and our management. Consistent with the application of these legal requirements, in June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act and established a board of auditors, consisting of one standing auditor and two non-standing auditors. Our board of auditors oversees our financial reporting, business and legal compliance separately from the audit by the independent public accountants. Beginning in the second half of 2005, our board of auditors performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants.

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

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer, which is available on www.kepco.co.kr.

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, were required to submit to the NYSE an annual written affirmation relating to compliance with Section 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. In 2005, each foreign private issuer listed on the NYSE, including us, were required to submit to the NYSE an initial annual written affirmation no later than 30 days after July 31, 2005 (or August 30, 2005). We submitted our annual written affirmation to the NYSE on August 30, 2005. Beginning in 2006, the annual written affirmation must be submitted within 30 days of the foreign private issuer’s filing of its annual report of Form 20-F with the SEC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2005, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)
Common stock	Government(2)	346,580,693	54.02%
	Resolution & Finance Corporation	32,210,933	5.02
	National Pension Corporation	21,880,053	3.41
	KEPCO (held in the form of treasury stock)	5,450,062	0.85
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public(3)	235,445,971	36.70

Total		641,567,712	100.00%

Notes:
(1)	Percentages are based on issued shares of common stock (including treasury stock).
(2)	Includes indirect holdings by the Republic through Korea Development Bank of 192,159,940 shares, or 29.95% of our shares. The Government currently owns 100% of Korea Development Bank.
(3)	Includes 189,816,842 shares of common stock, representing 29.59% of shares of issued common stock (including treasury stock) held by non-Koreans, including in the form of American depositary shares.

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

In 2003, we issued 647,697 shares with par value (Won)5,000 to the Government in return for certain fixed assets in the form of an in-kind contribution from the Ministry of Defense of Korea of certain electric distribution facilities then under the management of such Ministry. These fixed assets were recorded based on the fair value of the common stock at the date of the transaction. The value of these shares were recorded as common stock of (Won)3,239 million and paid-in capital in excess of par value of (Won)11,425 million. In addition, in 2005, we issued another 819,139 shares with par value (Won)5,000 to the Government in return for certain fixed assets related to a similar in-kind contribution from the Ministry of Defense. These fixed assets were recorded based on the fair value of the common stock at the date of the transaction, which was approximately equal to the Government’s carrying amount. The value of these shares were recorded as common stock of (Won)4,096 million and paid-in capital in excess of par value of (Won)23,846 million. See Item 4 “Information on the Company—Recent Developments—In-kind Contribution from the Ministry of Defense”.

As of December 31, 2005, the balance of long-term borrowings from Korea Development Bank, one of our major shareholders, amounted to (Won)4,920 billion and the related interest expense amounted to approximately (Won)216 billion for the year ended December 31, 2005. As of December 31, 2005 and for the year then ended, the balance of long-term borrowings from The Export-Import Bank of Korea amounted to (Won)45 billion and the related interest expense amounted to approximately (Won)4 billion. As of and for the year ended December 31, 2005, the balance of long-term borrowings from Industrial Bank of Korea amounted to (Won)70 billion and the related interest expense amounted to approximately (Won)3 billion. In addition, as of December 31, 2005 and for the year then ended, the balance of long-term borrowings from the Government amounted to (Won)131 billion and the related interest expense amounted to approximately (Won)3 billion.

Korea Development Bank has provided a repayment guarantee amounting to (Won)1,645 billion for some of our foreign currency debentures, which existed at the time of spin-off, but not redeemed as of December 31, 2005.

On behalf of our affiliates, KEPCO International Hong Kong Ltd., KEPCO Philippines Corp. and KEPCO Ilijan Corp., we have provided payment guarantees of US$172 million, US$254 million and US$114 million as of December 31, 2003, 2004 and 2005, respectively, to Korea Development Bank and other banks.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements”.

Legal Proceedings

As of April 14, 2006, we and our generation subsidiaries were a defendant in 315 different court proceedings. As of that date, those proceedings included claims against us amounting in the aggregate of (Won)233.3 billion. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us.

Our generation subsidiaries currently and from time to time are involved in lawsuits incidental to the conduct of their business. Most of such lawsuits are based on the claim that the construction and operation of the electric generation units owned by our generation subsidiaries in the neighborhood caused impairment of fish farms. Our generation subsidiaries normally pay compensation to and for the benefit of the members of the fisheries association near our power plant complex for expected losses and damages arising from the construction and operation of its power plant in the neighborhood in advance prior to the commencement of the construction and operation. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us. We do not believe such claims or proceedings, individually or in the aggregate, have had and will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more litigation and lawsuits arising from changes in the environmental laws and regulations applicable to us and our generation subsidiaries and people’s growing demand for more compensation.

Dividend Policy

See Item 10 “Additional Information—Articles of Incorporation—Description of Capital Stock—Dividend Rights”. For a description of the tax consequences of dividends paid to our shareholders, see Item 10 “Additional Information—Taxation—Korean Taxes—Shares or ADSs—Dividends on the Shares of Common Stock or ADSs” and Item 10 “Additional Information—Taxation—U.S. Federal Income and Estate Tax Consideration for U.S. Persons—Tax Consequences with respect to Common Stock and ADRs—Distributions on Common Stock or ADRs”.

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

Common Stock and ADSs

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP”. The ADS ratio is one ADS representing one-half of one share of our common stock. As of December 31, 2005, the date we last closed our shareholders’ registry, 153,161,588 ADSs representing 11.9% shares of our common stock were outstanding.

The Korea Exchange

The Korea Exchange began its operations in 1956, originally under the name of the Korea Stock Exchange. On January 27, 2005, pursuant to the Korea Exchange Act, the Korea Exchange was officially created through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or KOSDAQ, and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. The Stock Market Division of the Korea Exchange, formerly the Korea Stock Exchange, has a single trading floor located in Seoul. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were the members of the Korea Stock Exchange or the Korea Futures Exchange and (ii) the stockholders of the KOSDAQ.

As of May 31, 2006, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)642 trillion. The average daily trading volume of equity securities for 2005 was approximately 467 million shares with an average transaction value of (Won)3,157 trillion.

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

Movements in KOSPI are set out in the following.

	Opening	High	Low	Closing
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	504.62
2002	698.00	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006 (through June 28)	1,389.27	1,464.70	1,203.86	1,238.71

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
less than 5,000	(Won)	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000

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

In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See Item 10 “Additional Information—Taxation—Korean Taxation”.

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of U.S. dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of U.S. dollars)(1)
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733

		Total Market Capitalization on the last day of each period		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of U.S. dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of U.S. dollars)(1)
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,360,626	298,121,331	542,010	2,216,636	2,402,661
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	647,562,865	467,629	3,157,662	3,121,453
2006 (for the month of May)	714	642,423,590	678,091,186	265,023	3,814,477	4,026,258

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Supervisory Commission and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the Securities and Exchange Act imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

In addition, open new option markets for seven individual stocks (Samsung Electronics, SK Telecom, KT, KEPCO, POSCO, Kookmin Bank and Hyundai Motor Company) were opened on January 28, 2002 at the Futures Market Division of the Korea Exchange. Under the applicable regulation, non-Koreans are permitted to invest in such options for individual stocks subject to the same procedural requirements as those currently applicable to the investment in stock or stock index futures and options at the Korea Exchange.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

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

Market Price Information

Common Stock

Shares of our common stock are listed on the Stock Market Division of the Korea Exchange.

The table below shows the high and low trading prices on the Stock Market Division of the Korea Exchange for our common stock since January 1, 2001.

	Price
Period	High	Low
	(In Won)
2001	26,850	18,600
2002
First Quarter	26,400	20,900
Second Quarter	25,700	21,300
Third Quarter	23,200	19,800
Fourth Quarter	21,000	17,600
2003
First Quarter	18,750	17,100
Second Quarter	20,550	17,550
Third Quarter	22,250	17,900
Fourth Quarter	25,400	21,000
2004
First Quarter	22,500	20,000
Second Quarter	20,400	18,350
Third Quarter	22,400	18,400
Fourth Quarter	27,550	21,300
2005
First Quarter	28,550	25,500
Second Quarter	33,550	26,250
Third Quarter	38,050	30,300
Fourth Quarter	38,850	33,400
2006
First Quarter
January	42,150	37,200
February	42,350	37,900
March	42,800	40,250
Second Quarter (through June 28)
April	43,850	41,250
May	45,600	38,200
June (through June 28)	38,650	35,350

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2000. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2001	11.31	7.59
2002
First Quarter	10.81	8.98
Second Quarter	11.69	9.99
Third Quarter	10.92	9.06
Fourth Quarter	9.68	8.21
2003
First Quarter	8.84	7.69
Second Quarter	9.57	7.89
Third Quarter	10.67	8.54
Fourth Quarter	11.62	10.11
2004
First Quarter	11.23	9.76
Second Quarter	10.64	8.77
Third Quarter	10.96	8.97
Fourth Quarter	13.88	10.51
2005
First Quarter	14.88	12.44
Second Quarter	16.88	13.46
Third Quarter	18.46	15.14
Fourth Quarter	19.87	15.88
2006
First Quarter
January	22.72	19.76
February	22.61	20.23
March	22.90	21.15
Second Quarter (through June 28)
April	22.58	23.36
May	24.81	20.09
June (through June 28)	20.64	17.95

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under our articles of incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2005 and June 28, 2006, 641,567,712 common shares were issued and no non-voting preferred shares have been issued. As of December 31, 2005, we held 5,450,062 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable, and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Description of Capital Stock

Dividend Rights

Under the KEPCO Act, we are authorized to pay preferential dividends on our shares held by the public shareholders compared to those held by the Government. Dividends to the public shareholders are distributed in proportion to the number of shares of the relevant class of capital stock owned by each public shareholder following approval by the shareholders at a general meeting of shareholders. Korea Development Bank may receive dividends in proportion to the numbers of our shares held by Korea Development Bank. Under the Korean Commercial Code and our articles of incorporation, we will pay full annual dividends on newly issued shares.

Under our articles of incorporation, holders of non-voting preferred shares (of which there are currently none) are entitled to receive an amount not less than 8% of their par value as determined by a resolution of the board of directors at the time of their issuance. However, if the dividends for our common shares exceed the dividends for our non-voting preferred shares, the holders of the non-voting preferred shares will be entitled to participate in the distribution of such excess amount with the holders of the common shares at an equal rate.

We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend is paid to the shareholders of record as of the end of the fiscal year preceding the annual shareholders’ meeting shortly after the annual shareholders’ meeting. Annual dividends may be distributed either in cash or in our shares. However, a dividend of shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings”. Pursuant to the Korean Commercial Code and the Securities and Exchange Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code and the Securities and Exchange Act, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least seven days in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the articles of incorporation expressly prohibit cumulative voting. Our current articles of incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our articles of incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

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

In addition, in the case of amendments to our articles of incorporation or any merger or consolidation of us or in certain other cases which affect the rights or interests of the non-voting preferred shares a resolution must be adopted by a meeting of the holders of non-voting preferred shares approving such event. This resolution may be adopted if approval is obtained from holders of at least two-thirds of those non-voting preferred shares present or represented at such meeting and such non-voting preferred shares also represent at least one-third of our total issued and outstanding non-voting preferred shares.

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

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of shares held. Holders of our non-voting preferred shares have no preference in liquidation.

Rights of Dissenting Shareholders

In certain limited circumstances (including, without limitation, the transfer of the whole or any significant part of our business or the merger, or consolidation upon a split-off of us with another company), dissenting holders of shares have the right to require us to purchase their shares. To exercise such right, shareholders must submit a written notice of their intention to dissent to us prior to the general meeting of shareholders or the class meeting of holders of non-voting preferred shares, as the case may be. Within 20 days after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one (1) month after the expiration of such 20-day period. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share price on the Korea Exchange for a two-month period before the date of adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Exchange for the one month period before such date and (3) the weighted average of the daily share price on the Korea Exchange for the one week period before such date. However, the Financial Supervisory Commission may adjust this price if we or at least 30% of our shares we are obligated to purchase do not accept such purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying Common Stock and become our direct shareholders.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our articles of incorporation, non-resident shareholders must appoint an agent authorized to receive notices on its behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADRs. Under current Korean regulations, Korean securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), future trading companies, the Korea Securities Depository, internationally recognized foreign custodians and asset management companies are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of our shares by non-residents or non-Koreans. See Item 9 “The Offer and Listing”.

Acquisition of Our Own Shares

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital. Under the Korean Commercial Code, except in case of a reduction in capital, any of our shares acquired by us must be sold or otherwise transferred to a third party within a reasonable time. In general, our 50% or more owned-subsidiaries are not permitted to acquire our shares.

In addition, we may acquire our shares through purchase on the Korea Exchange or through a tender-offer. We may also acquire interests in our own shares through agreements with trust companies, asset management companies and securities investment companies. The aggregate purchase price for our shares may not exceed the total amount available of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year and, subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our statutory auditor, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Securities and Exchange Act and our articles of incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul. Currently, we use The Seoul Shinmun and The Maeil Kyungje (The Economics Daily) published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

The general meeting of shareholders is held in Seoul.

Register of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of our shares on the register of shareholders upon presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed for the period following December 31 and ending on the next following ordinary general meeting of shareholders. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to our shares. The trading of our shares and the delivery of certificates in respect of them may continue while the register of shareholders is closed.

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

Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year. Copies of these reports are available for public inspection at the Financial Supervisory Commission and the Korea Exchange.

Limitation on Shareholdings

No person other than the Government, our employee stock ownership association and persons who obtain an approval from the Financial Supervisory Commission may hold for its account more than 3% of our total issued and outstanding shares. In calculating shareholdings for this purpose, shares held by your spouse and your certain relatives or by your certain affiliates (such spouses, relatives and affiliates are together referred to as “Affiliated Holders”) are deemed to be held by you. If you hold our shares in violation of this 3% limit, you are not entitled to exercise the voting rights or preemptive rights of our shares in excess of such 3% limit and the Financial Supervisory Commission may order you to take necessary corrective action. In addition, the KEPCO Act currently requires that the Government, directly or through Korea Development Bank, own not less than 51% of our capital. For other restrictions on shareholdings, see Item 9 “The Offer and Listing”.

Change of Control

The KEPCO Act requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own not less than 51% of our capital.

Disclosure of Share Ownership

Under the Securities and Exchange Act, any person who directly or beneficially owns shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for common shares and equity-related debt securities including convertible bonds and bonds with warrants, or collectively the Equity Securities, together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status of the holdings to the Financial Supervisory Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the Financial Supervisory Commission and the Korea Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may issue an order to dispose of non-reported Equity Securities.

EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, or collectively the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that regulate investment by foreigners in Korean securities and issuance of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of France and Economy, or the MOFE, has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOFE may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or financial institutions; and (ii) if the government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the MOFE may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the instruments of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

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

In order for a depositary to acquire any existing shares of our common stock from holders of these shares of common stock (other than from us) for the purpose of issuance of depositary receipts representing these shares of common stock, the depositary would be required to obtain our consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with our consent for the issuance of ADRs (including deposits in connection with the initial and all subsequent offerings of ADRs and stock dividends or other distributions related to these ADRs) and (2) the number of shares on deposit with the depositary at the time of such proposed deposit. The depositary would also be required to file a written report to the Governor of the Financial Supervisory Service, or the FSS. after the acquisition of the shares of common stock. We may not grant this consent for the deposit of shares of our common stock in the future, if our consent is required. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares of our common stock may not be permitted subsequently to deposit such shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

If any person whose direct beneficial ownership of (1) shares having voting rights (whether in the form of shares or ADSs), (2) certificates representing the right to subscribe for shares and (3) certain equity-related debt securities such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person, then such person is required to report the status and purpose (namely, whether the purposes of the share ownership is to exercise control over the management of the issuer) of his holdings to the Financial Supervisory Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the purpose of holding such ownership interest or change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person is required to be reported to the Financial Supervisory Commission and the Korea Exchange within five business days from the date of such change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may issue an order to dispose of such non-reported Equity Securities.

In addition to the reporting requirements described above, each of our “major shareholders”, or any person whose direct or beneficial ownership of our voting stock accounts for 10% or more of our total issued and outstanding voting stock, must report the status of such person’s shareholding to the Korea Securities Futures Commission and the Korea Exchange within ten days after such person becomes a major shareholder. Further, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within the tenth day of the month following the month in which the change occurred. A person in violation of these reporting requirements may become subject to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to Common Stock

Under the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Exchange only through the Korea Exchange except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, such shares being “converted shares”, (3) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends) and (4) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded. For over-the-counter transactions of shares listed on the Korea Exchange outside the Korea Exchange between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Exchange outside the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

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

Under the Investment Rules, with certain exceptions, a foreign investor may acquire shares of a Korean company without being subject to any single or aggregate foreign investment ceiling. However, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate and a ceiling on acquisitions of shares by a single foreign investor provided in the articles of incorporation of such corporations. Of the Korean companies listed on the Korea Exchange, we are so designated. The Financial Supervisory Commission may increase or decrease these percentages if it deems it necessary for the public interest, protection of investors or industrial policy. Generally, the ownership of converted shares constitutes foreign ownership for purposes of such aggregate foreign ownership limit. However, the acquisition of converted shares is one of the exceptions under which foreign investors may acquire shares of designated corporations in excess of the 40% ceiling.

In addition to the aggregate foreign investment ceiling set by the Financial Supervisory Commission under authority of the Securities and Exchange Act, our Articles of Incorporation set a 3% ceiling on acquisition by a single investor (whether domestic or foreign) of the shares of our common stock. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to our shares in excess of this 3% limit.

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

A foreigner who has acquired shares in excess of any ceiling described above may not exercise his voting rights with respect to the shares exceeding such limit and the Financial Supervisory Commission may take necessary corrective action against him pursuant to the Securities and Exchange Act.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

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

TAXATION

Korean Taxes

The following summary describes the material Korean tax consequences of ownership of the Registered Debt Securities and ADSs. Persons considering the purchase of the Registered Debt Securities or ADSs should consult their own tax advisors with regard to the application of the Korean income tax laws to their particular situations as well as any tax consequences arising under the laws of any other taxing jurisdiction. Reference is also made to a tax treaty between the Republic and the United States entitled “Convention Between the Government of The Republic of Korea and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and the Encouragement of International Trade and Investment,” signed on June 4, 1976 and entered into force on October 20, 1979.

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

Taxation of Capital Gains

Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note, if (i) you transfer the note to another non-resident (other than to such transferee’s permanent establishment in Korea) and (ii) you transfer the note to resident or non-resident of Korea (regardless whether the transferee’s have a permanent establishment in Korea) by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the note outside Korea is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of, subject to the production of satisfactory evidence of the acquisition cost of, and certain direct transaction costs attributable to the disposal of, the relevant notes, 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Tax Treaties” below in our shares or ADSs for an additional explanation on treaty benefits.

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

Securities Transaction Tax

If you transfer share of common stock on the Stock Market Division of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market Division of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

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

Although interest payments to you are currently exempt from Korean taxation, if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount (as defined below) on the ZTF Debentures, you will be required to include in income any additional amounts and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to deduct or credit such Korean tax (up to the Treaty rate), subject to applicable limitations in the Code. Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. Interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture generally will constitute foreign source income and generally will be considered “passive” income for purposes of computing the foreign tax credit (unless Korean withholding is imposed at a rate of 5% or more, in which case, for taxable years beginning before January 1, 2007, such amounts generally will be considered “high withholding tax interest” for purposes of computing the foreign tax credit). You may be denied a foreign tax credit for Korean taxes imposed with respect to the notes where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Original Issue Discount

The ZTF Debentures were issued with original issue discount, or OID, for U.S. Federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debenture. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures were sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then you generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

The amount of OID includible in income by the initial holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture, or accrued OID, (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Bond Premium”, below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less the aggregate of all qualified stated interest allocable to the accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments made on such ZTF Debenture (other than payment of qualified stated interest) on or before the first day of the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

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

You would include the amounts deemed paid by us on the ZTF Debentures (before reduction for Korean withholding tax, if any) as ordinary income when actually or constructively paid by KEPCO. Section 305 of the Code, which would apply to the ZTF Debentures if they were treated as equity for U.S. Federal income tax purposes, requires current accrual of dividends under principles similar to the accrual of OID. Amounts treated as dividends will not be eligible for the dividends-received deduction generally allowed to U.S. Corporations.

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

With respect to non-corporate U.S. holders, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe it is eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADRs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock or ADRs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADRs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Estate and Gift Taxation

As discussed above in “—Korean Taxes—Notes—Inheritance Tax and Gift Tax” and “Korean Taxes—Shares or ADRs—Inheritance Tax and Gift Tax,” Korea may impose an inheritance tax on your heir who receives Registered Debt Securities and ADRs and will impose an inheritance tax on an heir who receives common stock. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. Federal estate tax imposed on your estate. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

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

DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this Annual Report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report. You may inspect and copy this Annual Report, including exhibits, and documents that are incorporated by reference in this Annual Report at the Public Reference Room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2005, approximately 29.2% of our debt was denominated in foreign currencies, principally in U.S. dollars and Yen. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2005, fuel costs represented 30.6% of our revenue from the sale of electric power.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. A substantial portion of our borrowings from domestic sources have interest rates which are determined in reference to the rate offered on domestic bonds issued by Korea Development Bank with a maturity of one year.

We are also exposed to fluctuations in prices of fuel materials. In 2005, uranium accounted for 42.0% of our fuel requirements, coal accounted for 38.6%, oil (including diesel for internal combustion) accounted for 4.6% and LNG accounted for 14.0%. In 2004, measured on the same basis, uranium accounted for 40.0% of our fuel requirements, coal accounted for 39.3%, oil accounted for 5.0% and LNG accounted for 14.8%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3 “Key Information—Risk Factors” and Item 5 “Operating and Financial Review and Properties—Liquidity and Capital Resources—Liquidity”.

We have entered into the various swap contracts to hedge risks involving exchange rate foreign currency debts. Details of currency swap contracts and swaption contracts outstanding as of December 31, 2005 are as follows:

	Contract Year	Settlement Year	Contract Amounts in millions				Contract Interest Rate per Annum
			Pay		Receive		Pay (%)	Receive (%)
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	6M Libor+0.13	3.80
JPMorgan Chase Bank	1996	2006	US$	200	JPY	21,000	6M Libor+0.14	4.00
JPMorgan Chase Bank & Deutsche Bank(1)(3)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO(4)	2002	2008	KRW	181,500	US$	150	5.95	4.625
Deutsche Bank(2)	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS(2)	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston(2)	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
ABN AMRO & Deutsche Bank(5)	2003	2008	KRW	185,550	US$	150	5.30	4.25
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
JPMorgan Chase Bank & Credit Suisse First Boston	2004	2011	KRW	172,800	US$	150	Within 3 years: 4.875 After 3 years: 4.875-(10.9 - JPY/KRW Spot rate)	4.95
Barclays Bank PLC, London(6)	2004	2014	KRW	106,200	US$	100	4.5+(JPY/ KRW-11.020)	5.125
Credit Suisse First Boston(6)	2004	2014	KRW	106,200	US$	100	4.5+(JPY/ KRW-11.020)	5.125
UBS(6)	2004	2014	KRW	106,200	US$	100	4.5+(JPY/ KRW-11.020)	5.125
Barclays Bank PLC, London	2004	2014	KRW	172,875	US$	150	5.10	5.75
Barclays Bank PLC, London	2004	2011	US$	120	KRW	138,252	4.85	4.875
BNP PARIBAS	2004	2011	US$	15	KRW	17,282	4.85	4.875
Hana Bank	2004	2011	US$	15	KRW	17,282	4.85	4.875
Credit Suisse First Boston	2004	2011	US$	100	KRW	115,210	4.85	4.875
Barclays Bank PLC, London	2005	2006	KRW	95,680	JPY	10,000	4.62	1.40
Barclays Bank PLC, London	2005	2012	US$	150	KRW	155,400	5.59	5.25
Lehman	2005	2012	US$	50	KRW	51,800	5.59	5.25
Deutsche Bank	2005	2012	US$	50	KRW	51,800	5.59	5.25
BNP PARIBAS	2005	2012	US$	50	KRW	51,735	5.59	5.25

Notes:

(1)	If the Republic declares default on its debts, we are entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.
(2)	We exercised a call option in addition to these swaps with FX rate of (Won)1,056.7 in December 2004, which we could exchange each (Won)5,945 million with the amounts of US$ 5,000,000 multiplied by Spot FX rate (KRW/US$).
(3)	We pay JPY 7,670 million which is 10% of the contract amount every March and September and will receive US$650 million in September 2007.
(4)	The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.
(5)	The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.
(6)	We have purchased a reset option in addition to these swaps under which we can reset each (Won)10,620 million to the amounts of US$ 10,000,000 multiplied by spot FX rate (KRW/US$) until December 10, 2005 and the valuation for this reset option is considered in the valuation of the swaps.

Under these currency swap contracts and swaption contracts, we recognized a valuation gain of (Won)173 billion and a valuation loss of (Won)70 billion in 2005.

We have entered into the various swap contracts to hedge risks involving interest rate of foreign currency debts. Details of interest rate contracts outstanding as of December 31, 2005 are as follows:

	Notional Amount in Millions		Contract Interest Rate per Annum		Term
			Pay (%)	Receive (%)
Deutsche Bank	US $	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US $	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Deutsche Bank	KRW	178,350	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
UBS	KRW	148,625	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
Credit Suisse First Boston	KRW	89,175	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
Credit Suisse First Boston	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Suisse First Boston	KRW	50,000	6.89	7.30	2002-2007
JPMorgan Chase Bank	KRW	172	4.65	Within 2 years: 4.875 After 2 years: 4.875-(10.9-JPY/KRW Spot rate)	2005-2011

Under these interest rate swap contracts, we recognized a valuation gain of (Won)64 billion in 2005.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighed-average interest rates of our short-term and long-term liabilities as of December 31, 2005 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2006	2007	2008	2009	2010	Thereafter	Total
	(In Won millions except rates)
Local currency:
Fixed rate	1,696,946	2,193,660	1,740,328	1,622,662	1,017,464	112,222	8,383,282
Average weighted rate(1)	5.12%	4.74%	4.84%	4.56%	4.40%	4.99%	4.76%
Variable rate	977,160	861,760	1,694,060	592,860	553,600	228,800	4,908,240
Average weighted rate(1)	4.97%	4.40%	4.32%	4.44%	4.27%	4.44%	4.48%

Sub-total	2,674,106	3,055,420	3,434,388	2,215,522	1,571,064	341,022	13,291,522

Foreign currency:
Fixed rate	228,946	705,634	1,144,030	1,207	301,165	1,681,024	4,062,005
Average weighted rate(1)	2.66%	2.22%	2.72%	8.28%	3.14%	5.86%	3.96%
Variable rate	301,148	—	—	—	—	680,045	981,193
Average weighted rate(1)	4.16%	—	—	—	—	1.03%	1.99%

Sub-total	530,094	705,634	1,144,030	1,207	301,165	2,361,069	5,043,197

Total	3,204,200	3,761,054	4,578,418	2,216,729	1,872,229	2,702,091	18,334,719

Note:

(1)	Weighted average rates of the portfolio at the period end.

The following analysis sets forth the sensitivity of our non-consolidated net income before income taxes (our “Pre-tax Income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea may adversely affect us”. The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. All calculations are made under Korean GAAP.

The following modeling assumptions were made in the following sensitivity analysis:

(1) For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be (Won)1,013.00 to US$1.00, which was the market exchange rate as of December 31, 2005. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

(2) The amount of foreign currency debt to be incurred by us in 2006 and 2007 was assumed to be US$600 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. dollars with a maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one-year period and further assumed that 41.5% of our debt in 2006 and 2007 would carry floating interest rates consistent with our interest rate portfolio as of December 31, 2005; and

(3) For any one-year period, we used prices of fuel materials in our budget for 2006 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2006 and 2007 was used.

If the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2005, we estimate that our unrealized foreign exchange translation losses will increase by (Won)138 billion in 2006, and by (Won)129 billion in 2007. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 33 of the notes to our consolidated financial statements.

In addition, if the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2005, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by (Won)140 billion in 2006 and by (Won)71 billion in 2007, (2) as a result of increased interest expenses by (Won)24 billion in 2006 and by (Won)17 billion in 2007, and (3) as a result of increased fuel expenses by (Won)710 billion in 2006 and by (Won)740 billion in 2007.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2005, we estimate that our income before income taxes will decrease by (Won)74 billion in 2006 and by (Won)77 billion in 2007 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.

If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2005, we estimate that our income before income taxes will decrease by (Won)825 billion in 2006 and by (Won)860 billion in 2007.

For comparative purposes, we also made the following modeling assumptions in June 2005 for the 2005 and 2006 sensitivity analysis that follows these assumptions:

(1) For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be (Won)1,043.8 to US$1.00, which was the market exchange rate as of December 31, 2004. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

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

If the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2004, we estimate that our unrealized foreign exchange translation losses will increase by (Won)354 billion in 2005, and by (Won)324 billion in 2006. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 32 of the notes to our consolidated financial statements.

In addition, if the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2004, we estimate that our income before income taxes will decrease by (Won)145 billion in 2005 and by (Won)61 billion in 2006, as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP); by (Won)22 billion in 2005 and by (Won)17 billion in 2006, as a result of increased interest expenses; and by (Won)585 billion in 2005 and by (Won)618 billion in 2006, as a result of increased fuel expenses.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2004, we estimate that our income before income taxes will decrease by (Won)77 billion in 2005 and by (Won)83 billion in 2006 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.

If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2004, we estimate that our income before income taxes will decrease by (Won)721 billion in 2005 and by (Won)762 billion in 2006.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For certain modifications to the rights of our debt securities, see Item 4 “Information on the Company—History and Development—Recent Developments—Debt Restructuring”. Disclosures on use of proceeds are not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As a company with ADSs listed on the New York Stock Exchange, we are required to comply with the Sarbanes-Oxley Act of 2002. Section 404 of this Act and the applicable rules of the Securities and Exchange Commission require foreign private issuers such as us to assess and report internal controls over financial reporting on an annual basis, commencing with the fiscal year ending December 31, 2006. In order to comply with the foregoing requirements, we have developed, with the assistance of a third party advisory firm, an evaluation system which is based on a suitable, recognized control framework (including the Committee of Sponsoring Organization of the Treadyway Commission framework) to assist our management to assess the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934) by March 31, 2005. This evaluation system is periodically operated to identify deficiencies and weaknesses, if any, in our internal control over financial reporting, and, to the extent any significant deficiencies or material weaknesses are identified, we have taken and plan to take corrective actions, as appropriate.

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2005.

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

Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation, we currently have three auditors, consisting of one standing auditor and two non-standing auditors. These auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. In July 2005, our board of auditors, officially appointed to their positions by the President of the Republic, determined that at least one of its members is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

Pursuant to the requirements of the Sarbanes—Oxley Act, we have adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2004 and 2005 for professional services rendered by KPMG Samjong Accounting Corp., a member firm of KPMG International, a Swiss cooperative, respectively, our principal accountant, depending on the various types of services and a brief description of the nature of such services.

Type of services	Aggregate fees billed during the Year Ended December 31,				Nature of services
	2004		2005
	(In millions of Won)
Audit Fees	(Won)	954	(Won)	1,206	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		—		152	Accounting advisory service.
Tax Fees		78		93	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	(Won)	1,032	(Won)	1,451

United States law and regulations in effect since May 6, 2003 generally require all engagements of the principal accountants be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. We have adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests of audit and non-audit services for us and our subsidiaries must in the first instance be submitted to our Treasury Department subject to reporting to our Chief Financial Officer. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to our Board of Auditors.

Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Board of Auditors or a designated member thereof and approved prior to the completion of the audit.

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

ITEM 19. EXHIBITS

(a) Financial Statements filed as part of this Annual Report

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this Annual Report:

Page
Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)	F-2
Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Public Accountants of Korea Electric Power Corporation)	F-3
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-5
Report of Independent Auditors Ahn Kwon & Co. (as former Independent Public Accounts of Korea South-East Power Co., Ltd.)	F-6
Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)	F-8
Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Auditors of Korea Midland Power Co., Ltd.)	F-9
Consolidated balance sheets as of December 31, 2004 and 2005	F-10
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005	F-12
Consolidated statements of stockholders’ equity for the years ended December 31, 2003, 2004 and 2005	F-13
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-15
Notes to the consolidated financial statements	F-17

(b) Exhibits filed as part of this Annual Report

1.1	Articles of Incorporation (in English)*

2.1	Form of Deposit Agreement**

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)

15.2	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Electric Power Corporation)

15.3	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)

15.4	Consent of Ahn Kwon & Co. (Korea South-East Power Co., Ltd.)

15.5	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)

15.6	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)

15.7	The Korea Electric Power Corporation Act (in English)***

15.8	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****

15.9	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

15.10	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

*	A fair and accurate translation from Korean to English. Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2005 for the fiscal year ended December 31, 2004.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Joon-Ho Han
Name:	Joon-Ho Han
Title:	Chairman & Chief Executive Officer

Date: June 30, 2006

INDEX TO FINANCIAL STATEMENTS

Page
Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)	F-2
Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Public Accountants of Korea Electric Power Corporation)	F-3
Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)	F-5
Report of Independent Auditors Ahn Kwon & Co. (as former Independent Public Accounts of Korea South-East Power Co., Ltd.)	F-6
Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)	F-8
Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (as former Independent Auditors of Korea Midland Power Co., Ltd.)	F-9
Consolidated balance sheets as of December 31, 2004 and 2005	F-10
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005	F-12
Consolidated statements of stockholders’ equity for the years ended December 31, 2003, 2004 and 2005	F-13
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-15
Notes to the consolidated financial statements	F-17

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheets of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2005, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated companies, which statements reflect total assets constituting 13.1% and 4.5% of total consolidated assets, as of December 31, 2004 and 2005, respectively, and total operating expenses constituting 28.6% and 9.6% (after elimination of intercompany transactions) of total consolidated operating expenses for the years ended December 31, 2004 and 2005, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for those consolidated companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

As more fully discussed in notes 1 and 20 to the consolidated financial statements, the Company changed its method of accounting for decommissioning costs in 2004.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 33 of the consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

June 1, 2006

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

As discussed in Note 2, in 2003, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 —“Events Occurring after the Balance Sheet Date”, stockholders’ equity increased and current liabilities decreased by (Won)511,350 million as of December 31, 2002.

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

/s/ Deloitte HanaAnjin LLC

Deloitte HanaAnjin LLC

Seoul, Korea

May 21, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Korea Hydro & Nuclear Power Co., Ltd.:

We have audited the statements of income and retained earnings and cash flows of Korea Hydro & Nuclear Power Co., Ltd. (the “Company”) for the year ended December 31, 2003, which are not presented separately herein. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 in accordance with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the notes to the financial statements.

/s/ KPMG Samjong Accounting Corp.

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

As discussed in Note 12, most of Company’s sales have been recognized through transactions with its parent, KEPCO. Sales to KEPCO are (Won)1,675,947 million and (Won)1,510,381 million for the years ended December 31, 2004 and 2003, respectively, and the related trade receivables from KEPCO are (Won)163,300 million and (Won)126,402 million as of December 31, 2004 and 2003, respectively.

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

As discussed in Note 19, the Company is involved in 25 lawsuits filed against the Company by Sam-Chun-Po Fishery Cooperative and others claiming damages totaling (Won)85,603 million. The ultimate outcome of the lawsuits cannot be determined as of December 31, 2004.

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

/s/ Ahn Kwon & Co.

Ahn Kwon & Co.

Seoul, Korea

March 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Korea Southern Power Co., Ltd.

We have audited the accompanying balance sheets of Korea Southern Power Co., Ltd. (the “Company”) as of December 31, 2004 and 2005, and the related statements of income, appropriations of retained earnings and cash flows for the years ended December 31, 2004 and 2005, all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with the financial accounting standards in the Republic of Korea (see Note 2).

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

/s/ Deloitte Anjin LLC

Deloitte Anjin LLC

March 6, 2006

Seoul, Korea

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

As discussed in Note 18, sales and purchases to and from related parties, including Korea Electric Power Corporation, amounted to (Won)1,801,649 million and (Won)427,610 million, respectively, for the year ended December 31, 2003, and (Won)1,915,133 million and (Won)582,205 million, respectively, for the year ended December 31, 2004. Related receivables and payables amount to (Won)158,297 million and (Won)61,089 million, respectively, as of December 31, 2003, and (Won)158,656 million and (Won)63,950 million, respectively, as of December 31, 2004.

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

/s/ Deloitte HanaAnjin LLC

Deloitte HanaAnjin LLC

Seoul, Korea

January 28, 2005

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2) 2005
	2004		2005
ASSETS
Property, plant and equipment (notes 1, 3, 4 and 32):	(Won)	83,000,316	89,845,695	$88,956,134
Less: accumulated depreciation		(24,008,733)	(29,553,912)	(29,261,299)
Less: construction grants		(3,182,366)	(3,641,009)	(3,604,960)

		55,809,217	56,650,774	56,089,875
Construction in-progress		7,516,932	7,355,280	7,282,455

		63,326,149	64,006,054	63,372,330

Investments and others:
Long-term investment securities (note 6)		1,545,512	1,628,698	1,612,572
Long-term loans (note 7)		322,889	355,861	352,338
Deferred income tax assets		1,307,650	—	—
Currency and interest rate swaps (note 23)		314,755	549,668	544,226
Intangible assets (note 5)		611,958	886,333	877,557
Other non-current assets (notes 8 and 18)		256,659	301,317	298,333

		4,359,423	3,721,877	3,685,026

Current assets:
Cash and cash equivalents (notes 9 and 18)		1,669,497	1,399,031	1,385,179
Trade receivables, less allowance for doubtful accounts of (Won)38,660 in 2004 and (Won)51,069 in 2005 (notes 18, 29 and 30)		1,705,741	2,162,747	2,141,334
Other accounts receivable, less allowance for doubtful accounts of (Won)22,721 in 2004 and (Won)9,019 in 2005 and discount on present value of (Won)14,125 in 2004 and nil in 2005 (notes 18, 21, 29 and 30)		494,347	340,679	337,306
Short-term investment securities (note 6)		52,168	28,835	28,550
Short-term financial instruments (note 18)		158,968	852,757	844,314
Inventories (notes 4 and 10)		1,708,031	1,827,669	1,809,573
Current deferred income tax assets		—	173,632	171,913
Other current assets (notes 7, 11 and 18)		179,361	223,401	221,189

		5,968,113	7,008,751	6,939,358

Total assets	(Won)	73,653,685	74,736,682	$73,996,714

(continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

DECEMBER 31, 2004 AND 2005

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2) 2005
	2004		2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Authorized—1,200,000,000 shares
Common stock of (Won)5,000 par value Issued—640,748,573 shares in 2004 and 641,567,712 in 2005 (notes 12 and 14)	(Won)	3,203,743	3,207,839	$3,176,078
Preferred stock (note 12)		—	—	—
Capital surplus (notes 3 and 12)		14,543,916	14,421,065	14,278,282
Retained earnings:
Appropriated (note 13)		19,554,340	22,209,291	21,989,397
Unappropriated		3,585,495	2,417,130	2,393,198
Capital adjustments (note 14)		(408,311)	(64,737)	(64,096)
Minority interest in consolidated subsidiaries		123,099	147,062	145,606

Total stockholders’ equity		40,602,282	42,337,650	41,918,465

Long-term liabilities:
Long-term debt (notes 17 and 29)		15,072,766	15,494,145	15,340,738
Accrual for retirement and severance benefits, net (note 19)		886,367	977,947	968,264
Liability for decommissioning costs (note 20)		6,259,369	6,909,376	6,897,170
Reserve for self-insurance		93,352	98,618	97,642
Currency and interest rate swaps (note 23)		366,508	168,747	167,077
Deferred income tax liabilities		1,667,842	816,756	808,670
Other long-term liabilities		445,731	795,138	731,061

		24,791,935	25,260,727	25,010,622

Current liabilities:
Trade payables (notes 18, 29 and 30)		759,411	1,217,747	1,205,690
Other accounts payable (notes 18, 29 and 30)		848,199	732,212	724,962
Short-term borrowings (notes 16 and 29)		413,609	334,678	331,364
Current portion of long-term debt (note 17)		4,227,710	3,282,817	3,250,314
Income tax payable		1,105,515	568,229	562,603
Accrued expenses (note 18)		256,218	263,404	260,796
Dividends payable (note 15)		2,501	2,781	2,753
Other current liabilities (notes 18 and 22)		646,305	736,437	729,145

		8,259,468	7,138,305	7,067,627

Total liabilities		33,051,403	32,399,032	32,078,249

Commitments and contingencies (note 31)

Total stockholders’ equity and liabilities	(Won)	73,653,685	74,736,682	$73,996,714

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won				U.S. dollars (note 2) 2005
	2003		2004	2005
OPERATING REVENUES:
Sale of electricity (notes 29 and 30)	(Won)	21,834,288	23,346,910	24,769,146	$24,523,907
Other operating revenues		940,306	608,752	675,561	668,872

		22,774,594	23,955,662	25,444,707	25,192,779

OPERATING EXPENSES (notes 24, 25, 29 and 30):
Power generation, transmission and distribution costs		14,391,644	16,533,729	17,914,867	17,737,492
Purchased power		1,383,818	1,411,131	1,772,020	1,754,475
Other operating costs		539,104	249,206	317,495	314,351
Selling and administrative expenses		1,236,230	1,294,122	1,518,669	1,503,633

		17,550,796	19,488,188	21,523,051	21,309,951

OPERATING INCOME		5,223,798	4,467,474	3,921,656	3,882,828

OTHER INCOME (EXPENSE):
Interest income (note 32)		99,897	89,221	88,305	87,431
Interest expense (note 32)		(829,743)	(737,839)	(642,930)	(636,564)
Gain (loss) on foreign currency transactions and translation, net		(206,572)	866,191	296,869	293,930
Donations		(185,805)	(151,982)	(183,779)	(181,959)
Equity income of affiliates (notes 6 and 32)		96,866	130,595	97,929	96,959
Gain on disposal of investments, net		45,244	16,585	—	—
Loss on disposal of property, plant and equipment, net		(14,918)	(11,186)	(6,054)	(5,994)
Valuation gain (loss) on currency and interest rate swaps, net (note 23)		(93,490)	(169,241)	167,351	165,694
Other, net		(25,388)	199,971	92,401	91,485

		(1,113,909)	232,315	(89,908)	(89,018)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		4,109,889	4,699,789	3,831,748	3,793,810
INCOME TAXES (note 26)		(1,763,271)	(1,795,170)	(1,399,419)	(1,385,563)

INCOME BEFORE MINORITY INTEREST		2,346,618	2,904,619	2,432,329	2,408,247
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		(23,193)	(22,097)	(24,686)	(24,442)

NET INCOME	(Won)	2,323,425	2,882,522	2,407,643	$2,383,805

BASIC EARNINGS PER SHARE (note 27)	(Won)	3,686	4,576	3,790	$3,752

DILUTED EARNINGS PER SHARE (note 27)	(Won)	3,677	4,510	3,766	$3,729

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won
	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Balances at January 1, 2003	(Won)	3,200,504	14,483,121	18,419,413	(137,973)	108,073	36,073,138
Net income		—	—	2,323,425	—	—	2,323,425
Dividends declared		—	—	(511,350)	—	—	(511,350)
Issuance of common stock for non-cash assets		3,239	11,425	—	—	—	14,664
Gain on disposal of treasury stock		—	5,604	—	—	—	5,604
Issuance of convertible bond		—	45,171	—	—	—	45,171
Changes in minority interests		—	—	—	—	19,496	19,496
Changes in treasury stock		—	—	—	(178,710)	—	(178,710)
Changes in unrealized losses on available-for-sale securities		—	—	—	4,820	—	4,820
Changes in unrealized losses on investments in affiliates		—	—	—	4,519	—	4,519
Changes in translation adjustments of foreign subsidiaries		—	—	—	(14,968)	—	(14,968)
Changes in losses on valuation of derivatives		—	—	—	(3,072)	—	(3,072)
Other		—	(801)	—	—	—	(801)

Balances at December 31, 2003		3,203,743	14,544,520	20,231,488	(325,384)	127,569	37,781,936
Net income		—	—	2,882,522	—	—	2,882,522
Dividends declared		—	—	(661,537)	—	—	(661,537)
Cumulative effect of accounting change		—	—	687,362	—	—	687,362
Change in capital surplus		—	(5)	—	—	—	(5)
Loss on disposal of treasury stock		—	(599)	—	—	—	(599)
Changes in treasury stock		—	—	—	(12,881)	—	(12,881)
Changes in unrealized losses on available-for-sale securities		—	—	—	1,140	—	1,140
Changes in unrealized losses on investments in affiliates		—	—	—	3,111	—	3,111
Changes in translation adjustments of foreign subsidiaries		—	—	—	(49,592)	—	(49,592)
Changes in losses on valuation of derivatives		—	—	—	(24,705)	—	(24,705)
Changes in minority interests		—	—	—	—	(4,470)	(4,470)

Balances at December 31, 2004	(Won)	3,203,743	14,543,916	23,139,835	(408,311)	123,099	40,602,282

(continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won
	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Balances at January 1, 2005	(Won)	3,203,743	14,543,916	23,139,835	(408,311)	123,099	40,602,282
Net income		—	—	2,407,643	—	—	2,407,643
Dividends declared		—	—	(724,156)	—	—	(724,156)
Cumulative effect of accounting change (notes 1(j) and 1(y))		—	(184,539)	12,422	172,117	—	—
Issuance of common stock for non-cash assets (note 12)		4,096	23,846	—	—	—	27,942
Exercise of conversion right (note 17)		—	(25,148)	—	—	—	(25,148)
Directly charged tax effect		—	(617)	(189,024)	(16,054)	—	(205,695)
Gain on disposal of treasury stock, net of tax		—	63,555	—	—	—	63,555
Change in retained earnings of subsidiaries		—	—	(20,247)	—	—	(20,247)
Changes in treasury stock		—	—	—	89,966	—	89,966
Changes in unrealized losses on available-for-sale securities		—	—	—	8,475	—	8,475
Equity gain of affiliates (note 14)		—	—	—	7,446	—	7,446
Changes in translation adjustments of foreign subsidiaries		—	—	—	49,552	—	49,552
Changes in losses on valuation of derivatives		—	—	—	32,072	—	32,072
Changes in minority interests		—	—	—	—	23,963	23,963
Other		—	52	(52)	—	—	—

Balances at December 31, 2005	(Won)	3,207,839	14,421,065	24,626,421	(64,737)	147,062	42,337,650

U.S. dollars (note 2)		$3,176,078	14,278,282	24,382,595	(64,096)	145,606	41,918,465

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won				U.S. dollars (note 2) 2005
	2003		2004	2005
Cash flows from operating activities:
Net income	(Won)	2,323,425	2,882,522	2,407,643	$2,383,805
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		5,088,736	5,448,647	5,847,668	5,789,770
Property, plant and equipment removal cost		245,974	199,137	203,281	201,268
Provision for severance and retirement benefits		219,762	296,978	282,464	279,667
Provision for decommissioning costs		698,400	257,295	321,139	317,959
Bad debt expense		23,178	19,982	26,507	26,245
Interest expense, net		21,273	2,931	16,219	16,058
Loss (gain) on foreign currency translation, net		221,104	(749,387)	(250,385)	(247,906)
Equity income of affiliates		(96,866)	(130,595)	(97,929)	(96,959)
Gain on disposal of investments, net		(45,244)	(16,585)	—	—
Loss on disposal of property, plant and equipment, net		14,918	11,186	6,054	5,994
Deferred income tax expense (benefit), net		8,232	(26,666)	102,790	101,772
Valuation loss (gain) on currency and interest rate swaps, net		93,490	169,241	(167,351)	(165,694)
Changes in assets and liabilities:
Trade receivables		(88,735)	(133,346)	(477,086)	(472,362)
Other accounts receivable		85,007	221,697	162,618	161,008
Inventories		(43,715)	(561,951)	(504,020)	(499,030)
Other current assets		(155,248)	(3,934)	(125,997)	(124,750)
Trade payables		(3,611)	8,909	459,783	455,231
Other accounts payable		(65,492)	58,014	(116,457)	(115,304)
Income tax payable		(459,232)	293,374	(560,428)	(554,879)
Accrued expenses		59,882	(50,244)	7,636	7,560
Other current liabilities		(1,258)	195,550	(222,582)	(220,378)
Other long-term liabilities		137,370	(153,229)	264,817	262,195
Payment of severance and retirement benefits		(15,084)	(18,974)	(27,880)	(27,604)
Payment of decommissioning costs		(25,264)	(67,012)	(60,819)	(60,217)
Payment of self-insurance		(1,011)	(848)	(1,535)	(1,520)
Other, net		78,052	(2,665)	113,659	112,535

Net cash provided by operating activities	(Won)	8,318,043	8,150,027	7,609,809	$7,534,464

(continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won				U.S. dollars 2005
	2003		2004	2005
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	(Won)	42,515	21,475	144,918	$143,483
Additions to property, plant and equipment		(6,781,993)	(6,286,531)	(6,718,780)	(6,652,257)
Receipt of construction grants		618,092	624,213	680,232	673,497
Proceeds from disposal of investment securities		116,229	350,210	138,146	136,778
Acquisition of investment securities		(236,572)	(118,876)	(78,470)	(77,693)
Increase in long-term loans, net		(132,198)	(78,153)	(54,198)	(53,661)
Acquisition of intangible assets		(26,039)	(43,426)	(54,146)	(53,610)
Increase in other non-current assets		(14,265)	(21,706)	(48,392)	(47,913)
Decrease (increase) in short-term financial instruments, net		18,852	(39,968)	(693,837)	(686,967)
Decrease in short-term loans, net		22,363	20,291	24,614	24,370

Net cash used in investing activities		(6,373,016)	(5,572,471)	(6,659,913)	(6,593,973)

Cash flows from financing activities:
Proceeds from long-term debt		5,378,021	5,173,324	4,097,893	4,057,320
Repayment of long-term debt		(6,421,240)	(7,443,946)	(4,325,647)	(4,282,819)
Proceeds from (repayment of) short-term borrowings, net		50,229	215,998	(76,681)	(75,922)
Acquisition of treasury stock		(180,120)	—	—	—
Dividends paid		(511,577)	(673,626)	(728,562)	(721,349)
Other, net		(180,427)	(199,644)	(210,380)	(208,296)

Net cash used in financing activities		(1,865,114)	(2,927,894)	(1,243,377)	(1,231,066)

Increase (decrease) in cash and cash equivalents from changes in consolidated subsidiaries		(19,806)	857	—	—
Change in cash and cash equivalents from the translation of foreign financial statements		(6,951)	(31,658)	23,015	22,787
Decrease (increase) in cash and cash equivalents		53,156	(381,139)	(270,466)	(267,788)
Cash and cash equivalents, at beginning of year		1,997,480	2,050,636	1,669,497	1,652,967

Cash and cash equivalents, at end of year	(Won)	2,050,636	1,669,497	1,399,031	$1,385,179

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

(a) Organization and Description of Business

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (“DR”) on the New York Stock Exchange on October 27, 1994.

The Korea Electric Power Corporation Act, or the KEPCO Act, requires that the Government, directly, or pursuant to The Korea Development Bank Act, through Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, own at least 51% of KEPCO’s issued common stock. As of December 31, 2005, the Government of the Republic of Korea, KDB and foreign investors hold 24.07%, 29.95% and 29.59%, respectively, of KEPCO’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In addition, KEPCO has been contemplating the gradual privatization of KEPCO’s power generation subsidiaries and distribution business. In 2002, the Company commenced the sale of one of its generation subsidiaries. However, this sale was delayed due to unfavorable stock market conditions at the time. The Company intends to resume its stock-listing process in due course, after taking into consideration the overall stock market situation and other pertinent matters. The privatization of power generation subsidiaries may result in a change in pricing of electric power, operational organization, related regulations and general policies for supply and demand of energy. In addition, KEPCO was also planning to privatize its distribution business. However, the privatization of KEPCO’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b) Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

As discussed in notes 1(j) and 1(y), effective January 1, 2005, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 15 “Investments in Associates” and No. 16 “Income Taxes.” As allowed by these standards, prior year balances were not reclassified to conform with the current year presentation.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include majority-owned entities by either the Company or controlled subsidiaries and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

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

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated statement of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated as of December 31, 2004 and 2005 are summarized as follows:

	2004
	Won (millions)
Account	Parent company interest		Minority interest	Total
Property, plant and equipment	(Won)	180,804	6,028	186,832
Intangible assets		6,693	—	6,693

	(Won)	187,497	6,028	193,525

	2005
	Won (millions)
Account	Parent company interest		Minority interest	Total
Property, plant and equipment	(Won)	198,601	3,644	202,245
Intangible assets		1,535	—	1,535

	(Won)	200,136	3,644	203,780

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(d) Consolidated Subsidiaries

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2004	2005
Korea Hydro & Nuclear Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO China International Ltd.	2004	100.0	100.0	Holding Company
KEPCO Gansu International Ltd. (*3)	2005	—	100.0	Holding Company
KEPCO Philippines Holdings Inc. (*3)	2005	—	100.0	Holding Company
KEPCO Asia International Ltd. (*3)	2005	—	85.0	Holding Company
KEPCO Philippines Corporation (*2)	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation (*2)	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
Jiaozuo KEPCO Power Company Ltd.	2004	80.2	80.2	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)
KEPCO Salcon Power Corporation (*3)	2005	—	60.0	Construction and operation of utility plant (Subsidiary of KEPCO Philippines Corporation)

(*1)	Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.
(*2)	Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation.
(*3)	KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Asia International Ltd. and KEPCO Salcon Power Corporation were established in subsidiaries in 2005.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

The power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin

(e) Affiliates Accounted for Using the Equity Method

Affiliate	Year of establishment	Ownership percentage(%)		Primary business
		2004	2005
Korea Gas Corporation	1983	24.5	24.5	Importing and wholesaling LNG
Korea District Heating Co., Ltd.	1985	26.1	26.1	Generating and distributing electricity and heat
Powercomm Corporation	2000	43.1	43.1	Leasing telecommunication lines and providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Electricity metering
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd. (*)	2005	—	40.0	Construction and operation of utility plant

(*)	KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the period ended December 31, 2004 and 2005, the amounts of capitalized interest were (Won)313,548 million and (Won)205,976 million, respectively. The foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to (Won)240,389 million and (Won)165,060 million, respectively, for the years ended December 31, 2004 and 2005.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

The impact on the Company’s financial position as of and for the year ended December 31, 2005, if the interest and other borrowing costs were expensed instead of being capitalized, is as follows.

	Won (millions)
	Construction in-progress		Total assets	Interest expense	Income before income taxes
Capitalized	(Won)	7,355,280	74,736,682	642,930	3,831,748
Expensed		7,149,304	74,530,706	848,906	3,625,772

	(Won)	205,976	205,976	(205,976)	205,976

Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and unit-of-production method for loaded nuclear fuel and capitalized asset retirement costs of low and intermediate level wastes) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises (which approximately the economic useful lives of assets) as follows:

Estimated useful life
Buildings	8~40
Structures	8~30
Machinery	5~16
Vehicles	4~5
Loaded heavy water (included in nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30~40
Capitalized asset retirement costs of low and intermediate level wastes	—
Others	4~9

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

As it relates to decommissioning costs, all existing plants as of December 31, 2003 were accounted for under the previous method (note 1(w)). However, as described in note 1(w), in 2004, the Company adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line (dismantling costs) and units-of-production depreciation method (spent fuel and radioactive wastes). The impact of adopting SKAS No. 17 is disclosed in note 20.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

When the Company receives grants which relate to the construction of transmission and distribution facilities, such amounts are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received (Won)617,366 million and (Won)679,735 million of construction grants, and offset (Won)145,310 million and (Won)166,773 million against depreciation expense, and (Won)48,479 million and (Won)54,319 million against removal cost of property, plant and equipment for the years ended December 31, 2004 and 2005, respectively.

(g) Asset Impairment

When the book value exceeds the estimated recoverable value of an asset due to obsolescence, physical damage or decline in market value, and the amount is material, the impaired asset is recorded at the recoverable value, and the resulting impairment loss is charged to current operations. If the recoverable value exceeds the adjusted book value of the asset in a subsequent period, the recoveries of previously recognized losses are recognized as gain in subsequent periods to the extent the net realizable value equals the book value of the assets before the loss is recognized after consideration of accumulated depreciation.

The Company evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company will record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

(h) Leases

The Company accounts for and classifies its lease transactions as either operating or capital leases under Korean Lease Accounting Standards depending on the terms of the lease.

If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

•	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

•	The lease has a bargain purchase option.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

Otherwise, the lease is classified as an operating lease with lease payments expensed as incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(i) Investment Securities

Upon acquisition, securities are recorded at cost. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement.

Upon acquisition, the Company classifies debt and marketable equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in income. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are recorded at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity or non-marketable equity securities is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

For non-marketable equity securities accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount. If the realizable value subsequently recovers, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. In case the available for sale securities are reclassified into held-to-maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholders’ equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(j) Investment Securities under the Equity Method of Accounting

Investments in affiliated companies of which the Company owns 20% or more of the voting stock or over which the Company has significant management control are stated at an amount as determined using the equity method. Under the equity method of accounting, the Company’s initial investment is recognized at cost and is subsequently increased or decreased to reflect the changes in Company’s share of the net assets of investee. The Company’s share of the profit or loss of the investee is recognized in the investor’s profit or loss and other changes in the investee’s equity are recognized directly in equity of the Company.

Any excess in the Company’s acquisition cost over the Company’s share of the net fair value of the investee’s identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of such goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Prior to January 1, 2005, in accordance with Korean GAAP, the Company did not record its share of losses of investee when such losses would make the Company’s investment in such entity less than zero. Effective January 1, 2005, the Company adopted SKAS No. 15, “Investments in Associates.” Under this standard, if the Company holds other investments such as preferred stock or loans issued by the investee, the Company’s share of loss of the investee continues to be recorded until such other investments are reduced to zero. As a result of such change, there is no impact on the Company’s financial position or operating results.

Also, prior to January 1, 2005, gains and losses arising from sales by the Company to its affiliates were eliminated entirely. Effective January 1, 2005, unrealized gains and losses multiplied by the Company’s ownership percentage are eliminated in accordance with SKAS No. 15. The impact of adopting this provision of SKAS No. 15 on the Company was not material.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

Prior to January 1, 2005, changes of capital surplus of affiliates were recorded within capital surplus of the Company. However, upon adoption of SKAS No. 15, effective January 1, 2005, changes of capital surplus of affiliates is required to be presented within capital adjustments. As a result of such changes, as of December 31, 2005, capital surplus decreased and capital adjustment increased by (Won)172,117 million. As allowed by the statement, the Company did not restate the prior year balances and presented the cumulative effect as of January 1, 2005 within capital adjustments in the 2005 consolidated financial statements.

(k) Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.

(i) Research and Development Costs

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized as an expense as incurred.

Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

(ii) Other Intangible Assets

Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 50 years, based on the nature of the asset.

The Company reviews for the impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

(n) Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

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

(p) Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest rate method. The amount amortized is included in interest expense or interest income.

(q) Convertible Bonds

When issuing convertible bonds, the value of the conversion rights is recognized separately as a component of capital surplus. Consideration for conversion rights is measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance.

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

(r) Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

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

Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of (Won)113,336 million and (Won)277,704 million as of December 31, 2004 and 2005, respectively, which are presented as deduction from accrual of retirement and severance benefits.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction of the retirement and severance benefit liability. However, due to a new regulation applied since April 1999, such transfers to the National Pension Fund are no longer required.

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

(u) Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,043.8 and (Won)1,013.0 to US$1, the rate of exchange on December 31, 2004 and 2005, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as a capital adjustment.

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

DECEMBER 31, 2004 AND 2005

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(w) Liability for Decommissioning Costs

Prior to January 1, 2003, the Company recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were charged to expense in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company records the fair value of liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

In October 2004, Korea Accounting Standard Board issued SKAS No. 17 “Provisions and Contingent Liabilities & Assets.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. The liability for decommissioning costs should be adjusted based on the best estimates on each balance sheet date. Under SKAS No. 17, the discount rate was set at the date of adoption (January 1, 2004) and should be applied in all future periods. In addition, any new obligation arising from new plant would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company subsequently depreciates the asset retirement costs using the straight-line and units-of-production depreciation method.

(x) Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term construction contracts based on the percentage-of-completion method, whereby revenue is recognized based on the actual costs incurred as a percentage of total estimated costs of the contract.

(y) Income Taxes

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, the Company adopted SKAS No. 16, “Income Taxes.” In accordance with the statement, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004 were not reclassified based on the transitional clause of SKAS No. 16.

Also, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and valuation gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and valuation gains and losses derivatives considered to be cash flow hedges that are reported as a separate component of capital adjustments. As a result of such change, as of January 1, 2005, capital adjustments decreased and deferred income tax liabilities increased by (Won)23,795 million.

Prior to January 1, 2005, the tax effect of the temporary difference arising from the conversion right of the convertible bond issued in 2003 amounted to (Won)12,422 million. This amount was charged as income tax expense during 2003. However, effective January 1, 2005, per SKAS No. 16, the tax effect amounting to (Won)12,422 million should be directly charged to capital surplus. As a result of such change, as of January 1, 2005, capital surplus decreased and retained earnings increased by (Won)12,422 million. As allowed by the statement, the Company did not restate the prior year balances and accounted for the cumulative effect of applying SKAS No. 16 as of January 1, 2005 through change of capital adjustment during 2005.

(z) Dividends payable

Dividends are recorded when approved by the board of director and shareholders.

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

(ab) Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income, after addition for the effect of expenses related to dilutive securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(ac) Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(ad) Use of Estimates

The preparation of consolidated financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

(ae) Accounting Principles

Certain subsidiaries apply different accounting methods for cost of inventory and the depreciation of fixed assets and intangible assets than those of KEPCO. The effect of the different accounting is not considered material.

(i) Cost of Inventory

Company	Raw material	Supplies	Others

KEPCO	Weighted-average	Moving-average	Specific identification

Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving average
Korea Western Power Co., Ltd.	Weighted-average	Weighted-average	Weighted-average
Korea Power Engineering Co., Ltd.	Weighted-average	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification
KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted-average	Specific identification
Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average
KEPCO Philippines Corporation	Weighted-average	Weighted-average	Weighted-average
KEPCO Ilijan Corporation	Weighted-average	Weighted-average	Weighted-average

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(ii) Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software

KEPCO	Declining-balance	Declining-balance	Declining-balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	Declining-balance	Declining-balance	Declining-balance	Declining-balance
Korea Plant Service & Engineering Co., Ltd.	Declining-balance	Declining-balance	Declining-balance	Declining-balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Philippines Corporation	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Ilijan Corporation	Straight-line	Straight-line	Straight-line	Straight-line

(af) Elimination of Investments and Shareholders’ Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the Parent Company’s investments against the related investees’ shareholders’ equity at December 31, 2005 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,624,951	Investments in affiliates	(Won)	24,227,983
Capital surplus		15,448,708	Consolidated capital surplus		2,192
Retained earnings		6,682,648	Consolidated retained earnings		238,607
Consolidated Capital adjustment		19,041	Equity gain of affiliates		143,472
			Capital adjustment		18,412
			Minority interests		144,397
			Other		285

	(Won)	24,775,348		(Won)	24,775,348

(ag) Application of the Statements of Korea Financial Accounting Standards

The Korea Accounting Standards Board (“KASB”) has published a series of SKAS, which will gradually replace the existing financial accounting standards established by the Korea Financial Supervisory Board. On January 1, 2006 SKAS No. 18 “Interests in Joint Ventures,” No. 19 “Leases” and No. 20 “Related Party Disclosures” will become effective for the Company according to the effective date set forth in these standards. The Company does not expect the adoption of these standards to have a material impact on the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(2) BASIS OF TRANSLATING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars at the rate of (Won)1,010.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3) PROPERTY, PLANT AND EQUIPMENT

(a) Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of December 31, 2004 and 2005, the Company has a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b) Officially Declared Value of Land

The officially declared value of land at December 31, 2005, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land—utility plant, transmission and distribution sites and other	(Won)	5,823,041	7,050,049

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c) Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the years ended December 31, 2004 and 2005 are as follows:

	Won (millions)
	2004
	Book value as of January 1, 2004		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2004
Land	(Won)	5,593,520	37,425	(9,802)	—	56,947	5,678,090
Buildings		7,218,522	8,087	(3,419)	(535,762)	691,972	7,379,400
Structures		23,691,118	63,236	(795)	(991,858)	2,410,183	25,171,884
Machinery		16,011,032	125,349	(16,900)	(3,108,707)	4,218,601	17,229,375
Vehicles		17,926	17,729	(21)	(12,704)	643	23,573
Nuclear fuel		1,060,648	—	—	(383,528)	382,135	1,059,255
Capitalized asset retirement cost		—	—	—	(240,075)	1,856,411	1,616,336
Others		986,395	103,890	(433)	(141,722)	(114,460)	833,670
Construction in-progress		9,550,651	5,930,815	—	—	(7,964,534)	7,516,932
Construction grants		(2,758,789)	(617,366)	—	145,310	48,479	(3,182,366)

	(Won)	61,371,023	5,669,165	(31,370)	(5,269,046)	1,586,377	63,326,149

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	5,678,090	23,691	(52,136)	—	173,396	5,823,041
Buildings		7,379,400	8,666	(18,458)	(579,722)	641,888	7,431,774
Structures		25,171,884	34,258	(3,825)	(1,074,760)	1,856,087	25,983,644
Machinery		17,229,375	106,610	(18,933)	(3,373,440)	3,589,166	17,532,778
Vehicles		23,573	18,728	(7,876)	(16,497)	7,395	25,323
Nuclear fuel		1,059,255	—	—	(424,721)	391,931	1,026,465
Capitalized asset retirement cost		1,616,336	—	—	(220,995)	316,406	1,711,747
Others		833,670	88,023	(73,992)	(146,242)	55,552	757,011
Construction in-progress		7,516,932	6,438,847	—	—	(6,600,499)	7,355,280
Construction grants		(3,182,366)	(679,735)	—	166,773	54,319	(3,641,009)

	(Won)	63,326,149	6,039,088	(175,220)	(5,669,604)	485,641	64,006,054

The Company depreciates the capitalized asset retirement costs using the straight-line and units-of-production depreciation methods. For the years ended December 31, 2005 and 2004, the Company recognized related depreciation expense of (Won)220,995 million an (Won)240,075 million, respectively.

(4) INSURED ASSETS

Insured assets as of December 31, 2005 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	5,643,403
Buildings and machinery	Nuclear property insurance		1,529,670
Buildings, machinery and construction in progress	Construction and shipping insurance		5,020,682
Buildings	General insurance		5,180,091
Construction in progress	Construction insurance		1,109,950
Inventories and machinery	Shipping insurance		4,937,683

In addition, as of December 31, 2005, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accident, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(5) INTANGIBLE ASSETS

Changes in intangible assets for the year ended December 31, 2004 and 2005 are as follows:

	Won (millions)
	2004
	Book value as of January 1, 2004		Acquisitions	Amortization	Others	Book value as of December 31, 2004
Port facility usage right	(Won)	159,997	12	(9,192)	983	151,800
Water usage right		121,794	—	(16,669)	(945)	104,180
Dam usage right		6,832	—	(144)	(1)	6,687
Electricity usage right		28,698	—	(6,562)	26,159	48,295
Computer software		155,131	15,766	(50,391)	135,382	255,888
Others		57,325	27,648	(19,588)	204	65,589
Construction grants		(13,784)	(6,847)	150	—	(20,481)

	(Won)	515,993	36,579	(102,396)	161,782	611,958

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Amortization	Others	Book value as of December 31, 2005
Port facility usage right	(Won)	151,800	—	(11,459)	1,938	142,279
Water usage right		104,180	5,011	(17,152)	(1,163)	90,876
Dam usage right		6,687	—	(144)	—	6,543
Electricity usage right		48,295	—	(7,031)	—	41,264
Future radioactive wastes repository sites usage rights (*)		—	—	—	300,000	300,000
Computer software		255,888	6,622	(64,163)	32,214	230,561
Others		65,589	33,974	(25,434)	29,580	103,709
Construction grants		(20,481)	(8,557)	139	—	(28,899)

	(Won)	611,958	37,050	(125,244)	362,569	886,333

(*)	In November 2005, GyeongJu city was selected as the repository site for Low and Intermediate-Level Radioactive Wastes (“LILRW”). In relation to the future repository site, the Korean government enacted the ‘Special Act for the Region Hosting Low and Intermediate Radioactive Wastes Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company is obligated to pay (Won)300,000 million to the region as part of the right to build its repository site. As of December 31, 2005, the timing of payment for this obligation has not been determined. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities.

In addition, the Company expensed research and development cost amounting to (Won)433,142 million and (Won)515,353 million for the years ended December 31, 2004 and 2005, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(6) INVESTMENT SECURITIES

(a) Short-term Investment securities as of December 31, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005
Short-term investment securities
Available-for-sale securities	(Won)	19,086	28,786
Held-to-maturity securities		33,082	49

	(Won)	52,168	28,835

Available-for-sale securities consist of debt security funds and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b) Long-term investments other than those under the equity method as of December 31, 2004 and 2005 are summarized as follows:

	2004
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		128,711	128,711
Hwan Young Steel Co., Ltd. (*1)	0.14		1,364	120
Equity securities in treasury stock fund (*4)	—		12,535	9,642
Other equity securities	—		7,835	7,835
Debt securities			5,149	5,451

			160,594	156,759

Held-to-maturity:
Government and municipal bonds			2,656	2,656

Total		(Won)	163,250	159,415

	2005
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd. (*1)	0.14		1,364	120
Equity securities in treasury stock fund (*4)	—		18,553	22,738
Other equity securities	—		14,841	15,141
Debt securities			5,149	6,389

			172,746	177,227

Held-to-maturity:
Government and municipal bonds			2,961	2,961

Total		(Won)	175,707	180,188

(*1)	These available-for-sale non-marketable equity securities are stated at cost due to the lack of information to determine fair value.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(*2)	As described in note 1(j), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, if the difference between the equity method and cost is considered to be immaterial, the Company can record the investment within available-for-sale securities at cost.
(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant management control. Therefore, the investment is accounted for under the cost method.
(*4)	In order to stabilize the price of the Company’s common stock in the market, the Company entered into a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December, 1992. The treasury stock (excluded from the above table) is recorded at cost within capital adjustments (note 14). The other equity securities in the Fund are recorded at fair value within available-for-sale securities. As of December 31, 2005, gains on the valuation of these available-for-sale securities in the Fund, which are recorded in capital adjustments, amount to (Won)3,252 million excluding deferred tax effect of (Won)1,233 million (note 26(d)). As of December 31, 2004, losses on these securities of (Won)2,893 million were recorded in capital adjustments.

(c) Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and 2005 are as follows:

	2004
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	787,842	787,842
Korea District Heating Co., Ltd.	26.1		5,660	169,527	169,527
Powercomm Corporation	43.1		323,470	388,422	381,221
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	22,853	22,853
YTN	21.4		59,000	24,654	24,654

		(Won)	490,617	1,393,298	1,386,097

	2005
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	819,100	819,100
Korea District Heating Co., Ltd.	26.1		5,660	176,173	176,173
Powercomm Corporation (*)	43.1		323,470	407,666	400,979
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	24,525	24,525
YTN	21.4		59,000	25,014	25,014
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		2,719	2,719	2,719

		(Won)	493,336	1,455,197	1,448,510

(*)	As of December 31, 2005, unrealized profits of (Won)6,687 million arisen from the transaction with Powercomm Corporation were eliminated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(d) Changes in investments in affiliated companies under the equity method for the year ended December 31, 2004 and 2005 are as follows:

	2004
	Book value as of January 1, 2004		Equity income of affiliates	Others (*)	Book value as of December 31, 2004
Korea Gas Corporation	(Won)	740,280	82,366	(34,804)	787,842
Korea District Heating Co.		159,165	11,813	(1,451)	169,527
Powercomm Corporation		350,518	31,398	(695)	381,221
Korea Electric Power Industrial Development Co., Ltd.		22,072	4,701	(3,920)	22,853
YTN		24,144	317	193	24,654

	(Won)	1,296,179	130,595	(40,677)	1,386,097

	2005
	Book value as of January 1, 2005		Equity income of affiliates	Others (*)	Book value as of December 31, 2005
Korea Gas Corporation	(Won)	787,842	63,604	(32,346)	819,100
Korea District Heating Co.		169,527	7,664	(1,018)	176,173
Powercomm Corporation		381,221	20,386	(628)	400,979
Korea Electric Power Industrial Development Co., Ltd.		22,853	5,997	(4,325)	24,525
YTN		24,654	278	82	25,014
Gansu Datang Yumen Wind Power Co., Ltd.		—	—	2,719	2,719

	(Won)	1,386,097	97,929	(35,516)	1,448,510

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.

The Company has recorded unrealized losses of (Won)22,449 million and (Won)6 million relating to the above affiliates as of December 31, 2004 and 2005, respectively, and unrealized gains of (Won)113,914 million as of December 31, 2005, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(e) Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2004 and 2005 is shown in the following table. There are no significant differences between carrying value of investment and share of underlying net equity.

	Korea Gas Corporation			Korea District Heating Co.
	Won (millions)			Won (millions)
	2004		2005	2004	2005
Current assets	(Won)	3,264,084	3,987,060	411,238	345,745
Other assets		6,826,366	7,329,437	847,922	1,028,736

		10,090,450	11,316,497	1,259,160	1,374,481

Current liabilities		2,720,667	3,805,049	86,304	154,902
Other liabilities		4,148,193	4,162,046	522,641	543,848

		6,868,860	7,967,095	608,945	698,750

Net assets		3,221,590	3,349,402	650,215	675,731

Net sales		9,151,327	11,070,038	467,765	562,303
Gross profit		797,758	666,400	85,982	77,572
Net earnings		323,057	246,414	45,389	29,424

	YTN			Powercomm Corporation
	Won (millions)			Won (millions)
	2004		2005	2004	2005
Current assets	(Won)	32,683	47,355	172,075	351,874
Other assets		126,022	116,252	1,199,488	1,215,455

		158,705	163,607	1,371,563	1,567,329

Current liabilities		11,879	33,407	226,217	258,358
Other liabilities		31,779	13,468	244,748	363,754

		43,658	46,875	470,956	622,112

Net assets		115,047	116,732	900,598	945,217

Net sales		68,282	75,975	571,229	638,430
Gross profit		5,797	6,452	130,028	69,135
Net earnings		1,440	1,297	73,728	46,075

	Korea Electric Power Industrial Development Co., Ltd.			Gansu Datang Yumen Wind Power Co., Ltd.
	Won (millions)			Won (millions)
	2004		2005	2004	2005
Current assets	(Won)	43,099	41,545	—	—
Other assets		66,989	107,444	—	6,824

		110,088	148,989	—	6,824

Current liabilities		16,164	14,945	—	—
Other liabilities		47,286	84,146	—	—

		63,450	99,091	—	—

Net assets		46,638	49,898	—	6,824

Net sales		174,324	184,621	—	—
Gross profit		19,250	24,273	—	—
Net earnings		9,593	12,085	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(7) LOANS TO EMPLOYEES

The Company has provided housing and tuition loans to employees as follows as of December 31, 2004 and 2005:

	Won (millions)
	2004		2005
Short-term loans (note 11)	(Won)	18,590	22,649
Long-term loans		290,808	323,980

	(Won)	309,398	346,629

(8) OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2004 and 2005 are as follows:

	Won (millions)
	2004		2005
Long-term trade receivable, net	(Won)	5,249	—
Deposits		156,216	176,150
Others		95,194	125,167

	(Won)	256,659	301,317

(9) RESTRICTED CASH AND CASH EQUIVALENTS AND FINANCIAL INSTRUMENTS

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2004 and 2005 as follows:

	Won (millions)
	2004		2005
Cash and cash equivalents	(Won)	94,651	70,282
Long-term financial instruments		10	5

	(Won)	94,661	70,287

(10) INVENTORIES

Inventories as of December 31, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005
Raw materials	(Won)	937,763	1,052,649
Supplies		607,352	645,628
Other		162,916	129,392

	(Won)	1,708,031	1,827,669

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(11) OTHER CURRENT ASSETS

Other current assets as of December 31, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005
Short-term loans to employees (note 7)	(Won)	18,590	22,649
Accrued interest income		7,144	44,459
Advance payments		20,844	22,914
Prepaid expenses		8,505	17,995
Others		124,278	115,384

	(Won)	179,361	223,401

(12) STOCKHOLDERS’ EQUITY

(a) Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As of December 31, 2005, 641,567,712 shares of common stock have been issued. As of December 31, 2005, the Company held 5,450,062 shares of common stock as treasury stock.

In 2003, the Company issued 647,697 shares with par value (Won)5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of (Won)3,239 million and paid-in capital in excess of par value of (Won)11,425 million.

In 2005, the Company issued 819,139 shares with par value (Won)5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of (Won)4,096 million and paid-in capital in excess of par value of (Won)23,846 million.

(b) Capital Surplus

Capital surplus as of December 31, 2004 and 2005 are as follows:

	Won (millions)
	2004		2005
Paid-in capital in excess of par value	(Won)	811,296	835,142
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus (*)		1,179,647	1,032,950

	(Won)	14,543,916	14,421,065

(*)	As described in note 1(y), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” As a result, deferred taxes are recognized on temporary differences related to the conversion right of convertible bond that is reported as a component of capital surplus.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(13) APPROPRIATED RETAINED EARNINGS

Appropriated retained earnings as of December 31, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005
Involuntary:
Legal reserve	(Won)	1,601,871	1,601,871

Voluntary:
Reserve for investment on social overhead capital		5,092,449	5,152,449
Reserve for research and human development		180,000	210,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		12,438,120	15,003,071
Reserve for dividend equalization		210,000	210,000

		17,952,469	20,607,420

	(Won)	19,554,340	22,209,291

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no reserve is required.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stock price and credit rating stabilization.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(14) CAPITAL ADJUSTMENTS

Capital adjustments as of December 31, 2004 and 2005 are as follows:

	Won (millions)
	2004		2005
Treasury stock	(Won)	(208,260)	(118,293)
Gain (loss) on valuation of available- for-sale securities, net		(2,549)	4,009
Equity gain of affiliates (note 1(j))		—	113,914
Equity loss of affiliates (note 1(j))		(22,449)	(6)
Overseas operations translation credit		(147,531)	(66,752)
Gain (loss) on valuation of cash flow hedges		(27,522)	2,391

	(Won)	(408,311)	(64,737)

The Company has shares held as treasury stock amounting to (Won)208,260 million (11,048,050 shares) and (Won)118,293 million (5,450,062 shares) as of December 31, 2004 and 2005, respectively, for the purpose of stock price stabilization.

(15) DIVIDENDS

Details of dividends for the years ended December 31, 2004 and 2005 are as follows:

					Won (millions)
	Outstanding shares of common stock	Dividend rate	Dividend per share		Total dividend
2004:
Outstanding shares of common stock	629,700,523	23%	(Won)	1,150	(Won)	724,156
Treasury shares	11,048,050	—		—		—

	640,748,573				(Won)	724,156

2005:
Outstanding shares of common stock	636,117,650	23%	(Won)	1,150	(Won)	731,535	(*)
Treasury shares	5,450,062	—		—		—

	641,567,712				(Won)	731,535

(*)	This amount was not recorded in the 2005 consolidated financial statements. It will be recorded upon declaration by the Board of Directors in 2006.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(16) SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2004 and 2005 are as follows:

(a) Local Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2004		2005
National Agricultural Cooperative Federation	Overdraft	—	(Won)	172	—
Woori Bank	Commercial paper	CD+0.03 (4.07 at Dec. 31, 2005)		150,000	127,900
Chohung Bank	Commercial paper	5.38		50,000	30,000
Korea Exchange Bank	Industrial facility	3.90~3.93		—	70,000
Korea Resources Corporation	General	2.25~3.25		7,000	6,613

			(Won)	207,172	234,513

(b) Foreign Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2004		2005
Korea Development Bank	General	—	(Won)	59,735	—
ANZ	General	4.11~4.53		34,148	46,848
National Austrailia Bank	General	Libor+0.25		99,828	48,252
Other	General	4.71		12,726	5,065

			(Won)	206,437	100,165

(17) LONG-TERM DEBT

Long-term borrowings as of December 31, 2004 and 2005 are as follows:

(a) Local Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2004		2005
Korea Development Bank	Facility	2006~2039	4.50~9.00	(Won)	4,816,066	4,824,908
Industrial Bank of Korea	Rural area Development	2011~2012	4.00		70,000	70,000
Ministry of Commerce, Industry and Energy	Rural area development	2010	4.00		50,000	50,000
National Agricultural Cooperative Federation	Rural area development	2011	4.00		50,000	50,000
Korea Exchange Bank	Energy rationalization	2011~2019	3.00~4.00		8,000	118,000
Other	General	2008~2012	1.25~6.00		72,903	92,501

					5,066,969	5,205,409
Less: Current portion					(1,099,830)	(1,290,298)

				(Won)	3,967,139	3,915,111

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(b) Foreign Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2004		2005
Japan Bank of International Cooperation	Facility	—	8.28	(Won)	205,781	169,804
National Agricultural Cooperative Federation	Facility	—	—		6,710	—
Korea Development Bank	General	2006	Libor+0.30~1.50		46,838	9,219
Korea Development Bank	Facility	2006	1.40		101,207	86,004
The Export-Import Bank of Korea	Purchase of nuclear fuel	—	—		170,622	—
The Export-Import Bank of Korea	Project loans	2014	7.27		—	44,573
Kookmin Bank	Facility	2006	Libor+1.40		8,349	2,699
Norinchukin Bank	”	—	—		36,533	—
Nippon Life Insurance	”	—	—		85,597	—
US-EXIM	”	2015	4.48		111,466	88,962
Others	”	2007~2010	0.00~5.76		8,052	28,491

					781,155	429,752
Less: Current portion					(236,568)	(135,870)

				(Won)	544,587	293,882

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(c) Debentures

	Maturity	Annual interest rate %	Won (millions)
			2004		2005
Local currency debentures:
Electricity bonds	2006~2013	3.43~5.32	(Won)	4,216,759	4,735,000
Corporate bonds	2006~2011	3.54~7.75		3,292,237	3,351,123

				7,508,996	8,086,123

Foreign currency debentures:

FY-93	2013	5.00+2x(JPY /KRW-11.03)		365,330	354,550
FY-95	—	—		420,009	—
FY-96	2006~2096	(6M Libor+0.13 ~0.14)~8.278		585,511	529,007
FY-97	2010	6.75~8.50		582,448	462,503
FY-00	—	—		616,761	—
FY-02	2007~2008	1.04~5.95		1,095,990	1,063,650
FY-03(*)	2008~2013	1.33~4.75		1,002,435	953,814
FY-04	2007~2034	0.51~5.75		1,084,688	1,031,569
FY-05	2010~2012	3.125~5.28		—	603,938

				5,753,172	4,999,031

				13,262,168	13,085,154
Less: Current portion				(2,891,764)	(1,859,061)
Discount				(68,350)	(57,800)

			(Won)	10,302,054	11,168,293

(*)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

•	Maturity date: November 26, 2008

•	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.

•	Shares to be exchanged: Powercomm Corporation’s shares or DR.

•	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity.

•	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

•	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).

•	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the notes.

(d) Exchangeable Bonds

Description	Annual interest rate %	Won (millions)
		2004		2005
Overseas exchangeable bonds	0.00	(Won)	277,256	122,902
Plus: Premium on debentures issued			16,794	5,556
Less: Conversion right adjustment			(35,064)	(11,599)

		(Won)	258,986	116,859

On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 with a premium value. During 2005, the bond holders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of depository receipts (equivalent to 5,222,384 shares of common stock). As of December 31, 2005, the remaining number of common stock to be converted is 4,432,737 shares if the conversion right is exercised. As of December 31, 2005, the details of the bonds are as follows:

•	Maturity date: November 4, 2008

•	Amount to be paid at maturity: JPY11,496,518,000

•	Exchange period: From December 15, 2003 to 10th day prior to their maturity.

•	Shares to be exchanged: Common stock held by the Company or its equivalent DR.

•	Exchange price: (Won)30,000 per share

•	Put option: Bond holders have a put option that they can request redemption at JPY 11,895,000,000 on November 6, 2006.

•	In accordance with Article 17 “Issuance of Convertible Bonds” and Article 11 “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(e) Foreign currency debts, by currency, as of December 31, 2004 and 2005 are as follows:

		Won (millions), US$, JPY, EUR, GBP and CNY(thousands)
		2004				2005
		Foreign currency	Won equivalent			Foreign currency	Won equivalent
Short-term borrowings	US$	197,774	(Won)	206,437	US$	93,579	(Won)	100,165

Long-term borrowings	US$	643,701		671,895	US$	311,213		312,299
	JPY	10,000,000		101,207	JPY	10,000,000		88,962
	CNY	63,850		8,053	CNY	227,000		28,491

				781,155				429,752

Debentures	US$	4,094,107		4,261,819	US$	3,996,270		4,045,666
	JPY	142,500,000		1,442,200	JPY	71,000,000		610,628
	EUR	—		—	EUR	250,000		300,039
	GBP	24,467		49,153	GBP	24,467		42,698

				5,753,172				4,999,031
Exchangeable bond	JPY	25,935,061		277,256	JPY	11,496,518		122,902

			(Won)	7,018,020			(Won)	5,651,850

(f) Aggregate maturities of the Company’s long-term debt as of December 31, 2005 are as follows:

	Won (millions)
Year ended December 31	Local currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2006	(Won)	1,290,298	135,870	1,591,113	267,948	—	3,285,229
2007		1,406,432	46,146	1,625,000	1,223,951	—	4,301,529
2008		1,331,399	46,146	2,140,000	955,080	122,902	4,595,527
2009		876,385	46,146	1,420,000	337,387	—	2,679,918
2010		217,893	41,904	1,190,010	300,038	—	1,749,845
Thereafter		83,002	113,540	120,000	1,914,627	—	2,231,169

	(Won)	5,205,409	429,752	8,086,123	4,999,031	122,902	18,843,217

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(18) ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 17(e) as of December 31, 2004 and 2005 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2004				2005
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	921	(Won)	960	US$	3,255	(Won)	3,297
	JPY	—		—	JPY	1,280		11
Short-term financial instruments	US$	688		718	US$	665		674
Trade receivables	US$	8,676		9,057	US$	9,318		9,439
	JPY	—		—	JPY	32,484		279
Other accounts receivable	US$	1,841		1,922	US$	11,750		11,902
	EUR	—		—	EUR	17		21
Other current assets	US$	5,718		5,968	US$	316		320
Other non-current assets	US$	123		128	US$	153		154
	JPY	9,706		98	JPY	10,239		88
	EUR	5		7	EUR	20		23

			(Won)	18,858			(Won)	26,208

Liabilities:
Trade payables	US$	157,675	(Won)	164,619	US$	201,131	(Won)	203,746
	EUR	28		40	EUR	43		51
Other accounts payable	US$	16,404		17,122	US$	1,241		1,255
	EUR	3,792		5,396	EUR	537		645
	JPY	43,400		438	JPY	24,442		210
Accrued expense	US$	1,923		2,007	US$	1,749		1,772
Other current liabilities	US$	647		676	US$	1,394		1,412
	EUR	3		4	EUR	103		124

			(Won)	190,302			(Won)	209,215

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(19) RETIREMENT AND SEVERANCE BENEFITS

Changes in retirement and severance benefits for the years ended December 31, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005
Estimated severance accrual at beginning of year	(Won)	717,917	999,796
Provision for retirement and severance benefits		296,978	282,464
Increase arising from change in consolidated subsidiaries		3,875	1,364
Payments		(18,974)	(27,880)

Estimated severance accrual at end of year		999,796	1,255,744
Transfer to National Pension Fund		(93)	(93)
Deposit for severance benefit insurance		(113,336)	(277,704)

Net balance at end of year	(Won)	886,367	977,947

(20) LIABILITY FOR DECOMMISSIONING COSTS

Under the Korean Electricity Business Act (“EBA”) Article 94, the Company is required to record a liability for the decommissioning of nuclear facilities and disposal of radioactive wastes. In addition, under the Korean Atomic Energy Act (“AEA”), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Korean Minister of Science and Technology (“MOST”).

Effective January 1, 2004, the Company adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive wastes. In addition, during 2004, the Company updated its estimates of the liability for decommissioning costs based on new engineering studies (the “2004 study”) provided by third parties.

As a result, the 2004 study revised certain essential factors such as timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were the Company’s best estimates at the time the Company elected to adopt SKAS No. 17. With the adoption of SKAS No. 17, the Company remeasured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate into the beginning balance of retained earnings as of January 1, 2004.

Due to the adoption of this standard, the Company remeasured the liability for decommissioning costs as of January 1, 2004 and reflected a cumulative effect of a change in accounting up to fiscal year 2003 into the beginning balance of 2004 retained earnings as follows:

	Won (millions)
	As previously reported		Difference	After adoption
Retained earnings	(Won)	2,925,808	687,362	3,613,170
Asset retirement costs, net		—	1,504,173	1,504,173
Liability for decommissioning costs		5,091,070	556,088	5,647,158
Deferred income tax liabilities		82,621	260,723	343,344

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

As of December 31, 2005, the expected decommissioning dates of Pressurized Water Reactor (“PWR”) and Pressurized Heavy Water Reactor (“PHWR”) are in the range of 2021 to 2057 and 2026 to 2042, respectively. However, the service period of the nuclear power plant is dependent upon the economy and safety of plant operation and supervision of MOST with periodic safety inspection and safety reviews.

As of December 31, 2005, the Company has recorded a liability of (Won)6,909,376 million as the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of (Won)3,764,683 million and storage costs of spent fuel and radioactive waste of (Won)3,144,693 million. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying consolidated statements of income.

Changes in the liability for decommissioning costs for the years ended December 31, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005
Balance at beginning of year	(Won)	5,091,070	6,259,369
Cumulative effect of a change in accounting principle (*1)		556,088	—
Liabilities incurred:
Expenses (*2)		69,688	74,183
Assets (*3)		352,239	316,406
Accretion expense for year (*4)		257,296	320,412
Payments for year		(67,012)	(60,994)

Balance at end of year	(Won)	6,259,369	6,909,376

(*1)	As described above and in note 1(w), the Company recognized a cumulative effect of a change in accounting of (Won)556,088 million related to the adoption to the liability for decommission costs of SKAS No. 17.
(*2)	Expenses related to spent fuel from PHWR and radioactive wastes.
(*3)	Assets related to dismantling costs of nuclear plant and spent fuel from PWR.
(*4)	Weighted-average discount rate for 2004 and 2005 were 4.36%.

The Company has utilized the liability for decommissioning costs in relation to seeking disposal sites and carrying out research and development on waste disposal. For the years ended December 31, 2004 and 2005, the Company spent (Won)67,012 million and (Won)60,994 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(21) RECEIVABLES AT PRESENT VALUE

Present value discounts on receivables and long-term loans as of December 31, 2004 and 2005 are as follows:

	Imputed Interest rate (%)	Period	Won (millions)
			2004
			Nominal value		Discount	Present value
Other accounts receivable	6.00	3 years	(Won)	265,000	14,125	250,875

	Imputed Interest rate (%)	Period	Won (millions)
			2005
			Nominal value		Discount	Present value
Long-term loans	6.00	10 years	(Won)	8,600	2,016	6,584
Long-term loans	7.20	10 years		3,382	800	2,582

			(Won)	11,982	2,816	9,166

(22) OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2004 and 2005 are as follows:

	Won (millions)
	2004		2005
Advance received	(Won)	117,977	146,514
Withholdings		266,759	238,780
Unearned revenue		3,464	13,836
Others(*)		258,105	337,307

	(Won)	646,305	736,437

(*)	As described in note 5, the Company recognized a long-term liability of (Won)300 billion related to the Act.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(23) DERIVATIVE INSTRUMENTS TRANSACTIONS

The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts.

(a) Currency swap contracts as of December 31, 2005 are as follows:

Counterparty	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	6M Libor+0.13	3.80
JPMorgan Chase Bank	1996	2006	US$	200	JPY	21,000	6M Libor+0.14	4.00
JPMorgan Chase Bank & Deutsche Bank(*1)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO(*3)	2002	2008	KRW	181,500	US$	150	5.95	4.625
Deutsche Bank(*2)	2003	2013	KRW	178,350	US$	150	CD (*6)+3.3	7.75
UBS(*2)	2003	2013	KRW	148,625	US$	125	CD (*6)+3.3	7.75
Credit Suisse First Boston(*2)	2003	2013	KRW	89,175	US$	75	CD (*6)+3.3	7.75
ABN AMRO & Deutsche Bank(*4)	2003	2008	KRW	185,550	US$	150	5.30	4.25
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
JPMorgan Chase Bank & Credit Suisse First Boston	2004	2011	KRW	172,800	US$	150	Within 3 years: 4.875 After 3 years: 4.875-(10.9-JPY/KRW Spot rate)	4.95
Barclays Bank PLC, London(*5)	2004	2014		KRW 106,200		US$ 100	4.5+(JPY/KRW -11.020)	5.125
Credit Suisse First Boston (*5)	2004	2014		KRW 106,200		US$ 100	4.5+(JPY/KRW -11.020)	5.125
UBS (*5)	2004	2014		KRW 106,200		US$ 100	4.5+(JPY/KRW -11.020)	5.125
Barclays Bank PLC, London	2004	2014		KRW 172,875		US$ 150	5.10	5.75
Barclays Bank PLC, London	2004	2011		US$ 120		KRW 138,252	4.85	4.875
BNP PARIBAS	2004	2011		US$ 15		KRW 17,282	4.85	4.875
Hana Bank	2004	2011		US$ 15		KRW 17,282	4.85	4.875
Credit Suisse First Boston	2004	2011		US$ 100		KRW 115,210	4.85	4.875
Barclays Bank PLC, London	2005	2006		KRW 95,680		JPY 10,000	4.62	1.40
Barclays Bank PLC, London	2005	2012		US$ 150		KRW 155,400	5.59	5.25
Lehman Brothers	2005	2012		US$ 50		KRW 51,800	5.59	5.25
Deutsche Bank	2005	2012		US$ 50		KRW 51,800	5.59	5.25
BNP PARIBAS	2005	2012		US$ 50		KRW 51,735	5.59	5.25

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(*1)	Under the terms of these derivative contract, if the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash from JP Morgan Chase Bank and Deutsche Bank. Valuation for these embedded derivatives is reflected in the valuation of the currency swap. The Company pays JPY7,670 million which is 10% of the contract amount every March and September and will receive US$650 million in September 2007.
(*2)	The Company exercised a call option in addition to these swaps with the foreign currency exchange rate of (Won)1,056.7 in December 2004, which the Company exchanged each (Won)5,945 million with the amounts of US$5,000,000 multiplied by Spot FX rate (KRW/US$).
(*3)	In relation to the currency swap, the Company entered into a swaption contract (receive: 5.95%, pay: CD+0.5%), under which the swaption was exercisable by ABN AMRO during January, 2006. ABN AMRO did not exercise the swaption and it expired in that month.
(*4)	In relation to the currency swap, the Company entered into a swaption contract (receive: 5.30%, pay: CD+0.15%), under which the swaption was exercisable by ABN AMRO and Deutsche Bank during March, 2006. ABN AMRO and Deutsche Bank did not exercise the swaption and it expired in that month.
(*5)	As allowed under the contract, in December 2005, the Company exercised a reset option whereby the Company, which the Company reset each notional (Won)10,620 million to the amounts of US$10,000,000 multiplied by the current spot FX rate (KRW/US$).
(*6)	The counterparties Certificate of Deposit rate (4.09 at December 31, 2005).

(b) Interest rate swap contracts as of December 31, 2005 are as follows:

Counterparty	Notional amount in millions		Contract interest rate per annum
			Pay (%)	Receive (%)	Term
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Deutsche Bank	KRW	178,350	5+2 x (JPY/W-11.03)	CD (*)+3.3	2003-2013
UBS	KRW	148,625	5+2 x (JPY/W-11.03)	CD (*)+3.3	2003-2013
Credit Suisse First Boston	KRW	89,175	5+2 x (JPY/W-11.03)	CD (*)+3.3	2003-2013
Credit Suisse First Boston	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Suisse First Boston	KRW	50,000	6.89	7.30	2002-2007
JPMorgan Chase Bank	KRW	172	4.65	Within 2 years : 4.875 After 2 years : 4.875-(10.9-JPY/KRW Spot rate)	2005-2011

(*)	The counterparties Certificate of Deposit rate (4.09 at December 31, 2005).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(c) Valuation gains and losses on swap contracts that do not qualify as hedges recorded as other income or expense for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Won (millions)
	2003		2004	2005
Currency swaps
Gains	(Won)	78,302	31,043	173,441
Losses		(158,995)	(321,615)	(69,798)

Interest rate swaps
Gains		13,975	121,107	63,702
Losses		(27,374)	(1,387)	—

Swaptions
Gains		602	1,611	6

	(Won)	(93,490)	(169,241)	167,351

(d) The losses (gains) on currency and interest swap contracts qualifying as cash flow hedges of (Won)2,817 million, (Won)27,522 million, and ((Won)2,391 million) are reflected within capital adjustments for the years ended December 31, 2003, 2004, and 2005, respectively.

(24) POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES

Power generation, transmission and distribution expenses for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Won (millions)
	2003		2004	2005
Fuel	(Won)	4,849,387	6,598,642	7,568,086
Labor		1,241,052	1,388,117	1,581,650
Depreciation and amortization		4,921,585	5,240,211	5,023,221
Maintenance		1,587,488	1,751,060	1,830,034
Provision for decommissioning costs/accretion and related expenses		698,400	326,984	394,595
Research and development cost		296,348	360,762	390,809
Others		797,384	867,953	1,126,472

	(Won)	14,391,644	16,533,729	17,914,867

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(25) SELLING AND ADMINISTRATIVE EXPENSES

Details of selling and administrative expenses for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Won (millions)
	2003		2004	2005
Labor	(Won)	437,907	493,478	538,238
Employee benefits		56,116	82,637	92,464
Sales commissions		280,051	298,292	345,306
Compensation for damages		716	1,021	4,287
Depreciation and amortization		53,914	41,416	66,565
Promotion		19,301	21,245	21,912
Commission-others		109,023	105,046	100,173
Bad debts		23,178	19,982	26,507
Maintenance		26,644	18,875	21,118
Research and development cost		35,630	44,561	97,248
Others		193,750	167,569	204,851

	(Won)	1,236,230	1,294,122	1,518,669

(26) INCOME TAXES

(a) The Company is subject to a number of income taxes based on taxable income at the following normal tax rates:

Taxable earnings	Prior to 2005	Thereafter
Up to (Won)100 million	16.5%	14.3%
Over (Won)100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate for taxable earnings in excess of (Won)100 million was reduced from 29.7% to 27.5%.

The components of income tax expense for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Won (millions)
	2003		2004	2005
Current income tax expense	(Won)	577,750	943,116	468,109
Deferred income tax expense		205,870	164,877	264,321

		783,620	1,107,993	732,430
Income taxes of subsidiaries		979,651	687,177	666,989

Income taxes	(Won)	1,763,271	1,795,170	1,399,419

Effective tax rate		42.90%	38.20%	36.52%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

The breakdown between consolidated current and deferred income tax expense for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Won (millions)
	2003		2004	2005
Current income tax expense	(Won)	1,648,156	1,791,332	1,296,629
Deferred income tax expense		115,115	3,838	102,790

Income taxes	(Won)	1,763,271	1,795,170	1,399,419

(b) The provision for income taxes calculated using the normal tax rates differs from the actual provision for the year ended December 31, 2004 and 2005 for the following reasons:

	Won (millions)
	2003		2004	2005
Provision for income taxes at normal tax rates	(Won)	1,220,624	1,395,824	1,053,718
Tax effects of permanent differences:
Dividend income(*1)		(42,176)	(70,931)	(135,018)
Other		8,786	(25,839)	27,513
Tax effects of increase in equity income of consolidated subsidiaries(*2)		601,916	457,384	498,923
Additional payment of prior year income tax		18,798	17,263	909
Other, net		(44,677)	21,469	(46,626)

Actual provision for income taxes	(Won)	1,763,271	1,795,170	1,399,419

(*1)	Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of the dividend income is not taxable. In this connection, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).
(*2)	Equity income of consolidated subsidiaries was eliminated in the consolidated financial statements. However, tax effect of equity income was not eliminated since disposal gains or losses are taxable or deductible upon sales of subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(c) The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2004 and 2005 are presented below:

	Won (millions)
	2004		2005
Deferred tax assets:
Loss on valuation of derivatives	(Won)	72,830	50,847
Retirement and severance benefits		137,918	175,483
Deferred foreign exchange translation loss		11,139	9,037
Liability for decommissioning costs		1,721,326	1,900,079
Accounts payable—purchase of electricity		167,132	182,642
Other		263,802	181,074

Total deferred tax assets		2,374,147	2,499,162

Deferred tax liabilities:
Deferred foreign exchange translation gain		(27,243)	(22,099)
Reserve for research and human development		(54,366)	(74,161)
Reserve for social overhead capital investment		(228,296)	(216,216)
Equity income of consolidated subsidiaries		(1,979,942)	(2,335,285)
Other		(444,492)	(494,525)

Total deferred tax liabilities		(2,734,339)	(3,142,286)

Net deferred tax liabilities	(Won)	(360,192)	(643,124)

(d) As discussed in note 1(y), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” As a result, deferred taxes are recorded on the temporary differences related to unrealized gains and losses on investment securities and derivatives-cash flow hedging that are reported as a separate component of capital adjustments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(e) Under SKAS No. 16 “Income Taxes,” the deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. In addition, the Company is required to disclose aggregate deferred tax assets (liabilities). As of December 31, 2005, details of aggregate deferred tax assets (liabilities) are as follows:

	Won (millions)
	Temporary differences at December 31, 2005		Deferred tax assets (liabilities)
			Current	Non-current
Assets:
Loss on valuation of derivatives	(Won)	(184,897)	—	50,847
Accrual for retirement and severance benefits		(638,119)	—	175,483
Deferred foreign exchange translation loss		(32,861)	—	9,037
Liability for decommissioning costs		(6,909,377)	—	1,900,079
Trade payable—purchase of electricity		(664,155)	182,642	—
Other, net		(604,686)	—	166,289

		(9,034,095)	182,642	2,301,735

Liabilities:
Deferred foreign exchange translation gain		80,361	—	(22,099)
Reserve for investment on social overhead capital		786,235	—	(216,216)
Reserve for research and human development		269,676	—	(74,161)
Equity income of affiliates		8,491,945	—	(2,335,285)
Capital asset retirement costs		1,711,747	—	(470,730)
Other, net		32,764	(9,010)	—

		11,372,728	(9,010)	(3,118,491)

	(Won)	2,338,633	173,632	(816,756)

(f) All but an insignificant portion of ordinary income and tax expense is from Korean sources.

(27) EARNINGS PER SHARE

Basic earnings per common share are calculated by dividing net income by the weighted-average number of shares of common stock outstanding for each of the years ended December 31, 2003, 2004 and 2005 as follows:

	Won (millions)
	2003		2004	2005
Net income	(Won)	2,323,425	2,882,522	2,407,643
Weighted-average number of common shares outstanding		630,372,064	629,868,023	635,289,794

Basic earnings per common share	(Won)	3,686	4,576	3,790

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

Diluted earnings per share are calculated by dividing diluted net income by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2003, 2004 and 2005 as follows:

	Won (millions)
	2003		2004	2005
Net income	(Won)	2,323,425	2,882,522	2,407,643
Exchangeable bond interest		496	3,204	1,490

Diluted net income		2,323,921	2,885,726	2,409,133

Weighted-average number of common shares and diluted securities outstanding		631,933,684	639,867,870	639,722,531

Diluted earnings per share	(Won)	3,677	4,510	3,766

(28) NON-CASH INVESTING AND FINANCING ACTIVITIES

Significant non-cash investing and financing activities for the years ended December 31, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005
Conversion of exchangeable bonds	(Won)	146,763	—
Issuance of common stock for non-cash assets		27,942	—

(29) TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

(a) Significant transactions between the Company and related parties for the years ended December 31, 2004 and 2005 are as follows.

		Won (millions)
Related party	Transactions	2004		2005
Sales and other income:
Korea Gas Corporation	Sales of electricity and others	(Won)	—	24,252
Korea District Heating Co.	”		150,220	165,000
Powercomm Corporation	”		141,470	98,595
Korea Electric Power Industrial Development, Ltd.	”		13,443	47,955

		(Won)	305,133	335,802

Purchases and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	3,006,643	3,498,946
Korea District Heating Co.	Commissions for service and others		34,722	503
Powercomm Corporation	”		57,319	63,507
Korea Electric Power Industrial Development, Ltd.	”		153,966	165,582
YTN	”		1,030	1,710

		(Won)	3,253,680	3,730,248

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(b) Receivables and payables arising from related parties transactions as of December 31, 2004 and 2005 are as follows:

		Won (millions)
Related party	Accounts	2004		2005
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	—	912
Korea District Heating Co.	”		25,381	53,780
Powercomm Corporation	”		29,261	5,665
Korea Electric Power Industrial Development, Ltd.	”		617	631

		(Won)	55,259	60,988

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	351,642	572,346
Korea District Heating Co.	”		4,804	20
Powercomm Corporation	”		7,113	3,134
Korea Electric Power Industrial Development, Ltd.	”		16,974	18,041
YTN	”		55	—

		(Won)	380,588	593,541

(c) Short-term and long-term borrowings from related parties as of December 31, 2004 and 2005 are as follows:

Lender	Type	interest rate %	2004		2005
Korea Development Bank	Facility	4.50~9.00	(Won)	4,816,066	4,824,908
Korea Development Bank	General	Libor+0.30~1.50		46,838	9,219
Korea Development Bank	Facility	1.40		101,207	86,004
The Export-Import Bank of Korea	Purchase of nuclear fuel	—		170,622	—
The Export-Import Bank of Korea	Project loan	7.27		—	44,573
Industrial Bank of Korea	Rural area development	4.00		35,000	35,000
Industrial Bank of Korea	Rural area development	Libor-1.25		35,000	35,000
Korea Resources Corporation	Energy rationalization	Libor-1.25		40,000	10,000
Korea Resources Corporation	Facility	1.25~2.25		15,000	64,600
Ministry of Commerce, Industry and Energy	Rural area development	4.00		50,000	50,000

			(Won)	5,309,733	5,159,304

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(d) Guarantees provided by related companies for the Company as of December 31, 2005 are as follows:

		Won (millions), USD, JPY and GBP (thousands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of December 31, 2005
Payment guarantee(*)	Korea Development Bank	US$	1,311,025	Foreign currency bond	US$	1,004,028
		JPY	31,013,147	”	JPY	31,000,000
		GBP	28,626	”	GBP	24,467

(*)	Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2005, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

(30) TRANSACTIONS AND BALANCES WITH CONSOLIDATED SUBSIDIARIES

(a) Significant transactions among KEPCO and consolidated subsidiaries for the years ended December 31, 2004 and 2005 are as follows. These were eliminated in consolidation:

		Won (millions)
Consolidated subsidiaries	Transactions	2004		2005
Sales and other income:
Korea Electric Power Corporation	Sales of electricity and others	(Won)	269,133	274,387
Korea Hydro & Nuclear Power Co., Ltd.	”		5,080,762	5,631,160
Korea South-East Power Co., Ltd.	”		1,615,973	2,009,377
Korea Midland Power Co., Ltd.	”		1,898,831	2,216,708
Korea Western Power Co., Ltd.	”		2,049,874	2,217,715
Korea Southern Power Co., Ltd.	”		2,713,791	2,842,883
Korea East-West Power Co., Ltd.	”		2,015,280	2,109,610
Others	Commissions for service and others		1,027,725	1,013,681

		(Won)	16,671,369	18,315,521

Purchases and other expenses:
Korea Electric Power Corporation(*)	Purchases of electricity and others	(Won)	15,740,561	17,256,200
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		553,933	534,106
Korea South-East Power Co., Ltd.	”		83,031	110,309
Korea Midland Power Co., Ltd.	”		73,292	106,023
Korea Western Power Co., Ltd.	”		81,461	81,675
Korea Southern Power Co., Ltd.	”		52,107	70,680
Korea East-West Power Co., Ltd.	”		102,957	96,912
Others	”		11,756	12,471

		(Won)	16,699,098	18,268,376

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(b) Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2004 and 2005 are as follows. These were eliminated in the consolidation:

Consolidated subsidiaries	Accounts	Won (millions)
		2004		2005
Receivables:
Korea Electric Power Corporation	Trade receivables and others	(Won)	26,367	25,402
Korea Hydro & Nuclear Power Co., Ltd.	”		403,555	501,444
Korea South-East Power Co., Ltd.	”		153,628	215,654
Korea Midland Power Co., Ltd.	”		155,535	275,269
Korea Western Power Co., Ltd.	”		169,958	248,495
Korea Southern Power Co., Ltd.	”		228,562	315,588
Korea East-West Power Co., Ltd.	”		150	264,522
Others	”		227,192	246,096

		(Won)	1,364,947	2,092,470

Payables:
Korea Electric Power Corporation(*)	Trade payables and others	(Won)	1,321,613	1,862,420
Korea Hydro & Nuclear Power Co., Ltd.	”		57,243	83,291
Korea South-East Power Co., Ltd.	”		10,305	9,554
Korea Midland Power Co., Ltd.	”		15,902	24,558
Korea Western Power Co., Ltd.	”		6,812	9,530
Korea Southern Power Co., Ltd.	”		6,461	11,192
Korea East-West Power Co., Ltd.	”		7,657	8,309
Others	”		35,904	46,944

		(Won)	1,461,897	2,055,798

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(c) The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the year ended December 31, 2005 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	18,010,594	Operating expenses	(Won)	18,018,398
Rental income		19,673	Rent expenses		22,071
Interest income		8,247	Interest expenses		8,247
Other income		15,586	Commissions		5,384

	(Won)	18,054,100		(Won)	18,054,100

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(d) The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of December 31, 2005 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	1,820,282	Trade receivables	(Won)	2,073,401
Other accounts payable		254,868	Long-term loans		64,572
Current portion of long-term borrowings		9,934	Short-term loans		9,970
Long-term borrowings		66,045	Other accounts receivables		8,467
Advances received		16,554	Raw materials		16,085
Others		27,052	Others		22,240

	(Won)	2,194,735		(Won)	2,194,735

(e) The guarantees provided among KEPCO and consolidated subsidiaries as of December 31, 2005 are as follows:

Type	Loan type	Guaranteed company	Financial institutions	US$ (thousands)
Payment guarantee	Foreign currency loan	KEPCO Philippines Co.	Korea Development Bank	US$	9,087
Other(*)		KEPCO Ilijan Co.			105,000

				US$	114,087

(*)	KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$318,508 thousand in 2000 as project financing from Japan Bank of International Cooperation and others for that business. In connection to the borrowing, KEPCO Ilijan Corporation’s investment securities under equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided Japan Bank of International Cooperation and others with the guarantees to the extent not exceeding US$72,000 thousand for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$33,000 thousand for the repayment of that borrowing.

(31) COMMITMENTS AND CONTINGENCIES

(a) The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2005, the Company is engaged in 311 lawsuits as a defendant and 47 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)228,602 million and the total amount claimed by the Company is (Won)14,244 million as of December 31, 2005. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(b) Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2005 are as follows:

(i) Payment Guarantee

Description	Financial institution	Won (millions), US$ (thousands)
		Credit lines
Payment of import letter of credit	Korea Exchange Bank and others	US$	1,808,600
		(Won)	20,260
Payment of customs duties	Korea Development Bank	(Won)	4,000
Borrowings	Korea Exchange Bank and others	(Won)	350,000
	BNP PARIBAS and others	US$	60,000
Payment of foreign currency	Korea Exchange Bank and others	US$	5,000

(ii) Overdraft and Others

Description	Financial institution	Won (millions), US$ (thousands)
		Credit lines
Overdraft	National Agricultural Cooperative Federation and others	(Won)	1,476,000
	Korea Exchange Bank and others	US$	40,000
Discount on promissory note	Hana Bank and others	(Won)	954,000
Other	National Agricultural Cooperative
	Federation and others	(Won)	42,000
	Cho Hung Bank	US$	60

(c) The Company is provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

(d) The Company has provided a promissory note of (Won)1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(e) During 2001, the Company voluntarily suspended the operations of the Gangneung hydroelectric generating plant to improve the quality of water used in the generation of electricity. Also, the Company is under negotiation with fishermen regarding remedies for the alleged damages incurred by emission of warm water from Boryeong combined-cycle and thermal power plant. The outcome of this negotiation cannot presently be determined. However, management of the Company believes that the ultimate disposition of this matter will not have a material impact on the operations or financial position of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(f) The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from these companies amounted to (Won)1,055,081 million, (Won)1,019,528 million and (Won)1,170,094 million for the years ended December 31, 2003, 2004 and 2005, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle unit	2018~2025
Hydroelectric units	2009~2032
Small hydroelectric and other units	2007~2019

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(g) The Company entered into a subcontract arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been suspended from December 1, 2003 due to the political environment surrounding the Korean peninsula. During 2005 and 2004, the Company continued to provide routine maintenance for the construction projects. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea notified KEDO to withdraw all personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site, pending a final decision on the future of the project. On May 31, 2006, the Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. On the same date, KEDO notified the Company of termination of the project and the related turnkey contract between KEDO and the Company.

In connection with the construction maintenance, the Company recognized revenue amounting to (Won)108,586 million and (Won)97,172 million, respectively, for the years ended December 31, 2005 and 2004. The Company has received cash advances from other parties which consist of other current liabilities amounting to (Won)100,683 million and other long-term liabilities amounting to (Won)349,266 million as of December 31, 2005. In addition, the Company has other accounts receivable of (Won)21,190 million as of December 31, 2005. In the opinion of management, the potential liabilities as a result of termination of the project will not have a significant impact on the Company’s consolidated financial position or results of operations.

(h) The Company has entered into contracts in relation to the construction of power plant facilities and facility maintenance with Daelim Industrial Co., Ltd. and others amounting to (Won)3,537,749 million, US$3 million and EUR61 million in the aggregate as of December 31, 2005.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(i) The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of December 31, 2005. Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of December 31, 2005. Terms of these contracts as of December 31, 2005 are summarized as follows:

Fuel type	Contract expiration Term	Quantity
Bituminous Coal	2006~2013	40,175 thousand ton/year
Anthracite Coal	2006	Set by government
Orimulsion Coal	2006~2012	600 thousand ton/year
Oil	2006	1,759 thousand kl/year
LNG	2006	Mutual agreement

(j) In July 2005, the Company entered into an agreement with the Government to invest (Won)852 billion for construction of generating facilities using alternative energy sources and spend (Won)201 billion in research and development related to development of renewable energy over the next three years. As of December 31, 2005, the outstanding balance of major agreements related to development of renewable energy including wind, solar and small hydroelectric energy is approximately (Won)9 billion.

(k) In accordance with paragraph 9 of Article 530 of the Commercial Code of the Republic of Korea, the Company is jointly and severally liable with KEPCO and the other electric generating subsidiaries of KEPCO for KEPCO’s liabilities as of April 2, 2001, the date of the corporate spilt. On July 25, 2005, the joint and several liabilities of KEPCO and its generating subsidiaries were eliminated through an agreement among the creditors, KEPCO and the generation subsidiaries. As a result, the Company no longer remains jointly and severally liable for any of the liabilities existing prior to the corporate split on April 2, 2001.

(l) The Company imports all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company enters into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Nuclear fuel	Contract expiration term
Ore Concentrates	5~10 years
Conversion	3 years
Enrichment	5~10 years
Fuel design and fabrication	2 years

(32) SEGMENT INFORMATION

The below segment information is based on the management’s disaggregation of the Company for making operating decisions. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into a segment.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

Other segments that cannot be classified into the above-mentioned two segments have been combined and disclosed in an “all other” category. All other consist primarily of the operations from the engineering and maintenance for utility plant, information services, sales of nuclear fuel, communication line leasing and others.

The Company evaluates performance of each segment based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

(a) The following table provides information for each operating segment for the years ended December 31, 2003, 2004 and 2005.

	Won (millions)
	2003
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	21,834,288	—	940,306	—	22,774,594
Intersegment revenues		253,167	14,348,938	956,299	(15,558,404)	—

Total operating revenues		22,087,455	14,348,938	1,896,605	(15,558,404)	22,774,594

Cost of goods sold		(19,285,025)	(11,138,278)	(1,429,265)	15,538,002	(16,314,566)

Selling and administrative expenses		(992,116)	(167,479)	(90,120)	13,485	(1,236,230)

Operating income		1,810,314	3,043,181	377,220	(6,917)	5,223,798

Interest income		38,780	34,585	27,663	(1,131)	99,897
Interest expense		(583,557)	(207,374)	(39,488)	676	(829,743)
Equity income of affiliates		2,123,518	—	23,616	(2,050,268)	96,866
Other, net		(291,991)	(145,207)	(588)	(43,143)	(480,929)

Income before income taxes and minority interest		3,097,064	2,725,185	388,423	(2,100,783)	4,109,889
Income taxes		(783,620)	(948,458)	(35,865)	4,672	(1,763,271)

Segment earnings before minority interests	(Won)	2,313,444	1,776,727	352,558	(2,096,111)	2,346,618

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

	Won (millions)
	2004
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	23,122,854	—	832,808	—	23,955,662
Intersegment revenues		367,147	15,280,344	1,027,415	(16,674,906)	—

Total operating revenues		23,490,001	15,280,344	1,860,223	(16,674,906)	23,955,662
Cost of goods sold		(20,453,337)	(13,050,735)	(1,308,051)	16,618,057	(18,194,066)
Selling and administrative expenses		(1,061,048)	(199,202)	(89,237)	55,365	(1,294,122)

Operating income		1,975,616	2,030,407	462,935	(1,484)	4,467,474

Interest income		36,079	34,867	29,985	(11,710)	89,221
Interest expense		(562,971)	(143,879)	(42,699)	11,710	(737,839)
Equity income of affiliates		1,793,808	—	21,725	(1,684,938)	130,595
Other, net		748,688	(1,334)	6,411	(3,427)	750,338

Income before income taxes and minority interest		3,991,220	1,920,061	478,357	(1,689,849)	4,699,789
Income taxes		(1,107,993)	(656,862)	(34,442)	4,127	(1,795,170)

Segment earnings before minority interests	(Won)	2,883,227	1,263,199	443,915	(1,685,722)	2,904,619

	Won (millions)
	2005
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	24,830,533	188,520	425,654	—	25,444,707
Intersegment revenues		281,798	17,029,483	1,013,540	(18,324,821)	—

Total operating revenues		25,112,331	17,218,003	1,439,194	(18,324,821)	25,444,707
Cost of goods sold		(22,631,221)	(14,531,775)	(1,117,594)	18,276,208	(20,004,382)
Selling and administrative expenses		(1,155,194)	(247,839)	(130,848)	15,212	(1,518,669)

Operating income		1,325,916	2,438,389	190,752	(33,401)	3,921,656

Interest income		16,001	50,101	30,516	(8,313)	88,305
Interest expense		(472,979)	(141,223)	(36,976)	8,248	(642,930)
Equity income of affiliates		1,915,033	—	461	(1,817,565)	97,929
Other, net		397,068	20,435	39,156	(89,871)	366,788

Income before income taxes and minority interest		3,181,039	2,367,702	223,909	(1,940,902)	3,831,748
Income taxes		(732,430)	(645,470)	(26,197)	4,678	(1,399,419)

Segment earnings before minority interests	(Won)	2,448,609	1,722,232	197,712	(1,936,224)	2,432,329

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(b) The following table provides asset information for each operating segment as of December 31, 2004 and 2005.

	Won (millions)
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
December 31, 2004
Utility and non-utility plant	(Won)	29,945,572	32,607,650	964,454	(191,527)	63,326,149
Total assets		34,684,148	38,285,422	2,439,468	(1,755,353)	73,653,685

December 31, 2005
Utility and non-utility plant	(Won)	30,787,039	32,496,502	902,733	(180,220)	64,006,054
Total assets		61,626,841	40,146,042	2,307,213	(29,343,414)	74,736,682

(33) RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a) Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. In connection with an asset revaluation, a new basis for the property, plant and equipment is established. Asset revaluations are not permitted after January 1, 2001.

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

(c) Accounting for Regulation

US GAAP, pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

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

The Company recognizes a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated assets and liabilities as of December 31, 2004 and 2005.

	Korean Won			Translation into U.S. Dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
Capitalized foreign currency translation	(Won)	900,811	809,923	$801,904
Reserve for self-insurance		(93,352)	(98,618)	(97,642)
Deferred income taxes(*)		(1,465,466)	(1,383,539)	(1,369,841)

	(Won)	(658,007)	(672,234)	$(665,579)

(*)	In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only the Company’s deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-averaged useful life of property, plant and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

(d) Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between the Company and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. The Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(e) Foreign Currency Translation

As discussed in Note 1(f), under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP were reversed into results of operations for the current period under U.S. GAAP.

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

(f) Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity. Effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of stockholders’ equity (capital adjustment).

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

Under Korean GAAP, prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of December 31, 2005.

(g) Liabilities for Decommissioning Costs

Prior to 2003

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

DECEMBER 31, 2004 AND 2005

Under U.S. GAAP, prior to January 1, 2003, accounting for liabilities for decommissioning costs was substantially the same as Korean GAAP.

2003

Under Korean GAAP, effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company would record the fair value of the liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

Under U.S. GAAP, effective January 1, 2003, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Costs.” Under SFAS No. 143, the Company is required to recognize an estimated liability for legal or constructive obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, the Company recognized a pre-tax gain as a cumulative effect of accounting change of (Won)1,775,306 million on January 1, 2003. In addition, for the year ended December 31, 2003, the Company recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004 and 2005

In October 2004, Korea Accounting Standard Board issued SKAS No. 17 “Provisions and Contingent Liabilities & Assets.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, the Company continued to apply SFAS No. 143 during 2004 and 2005.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

As of and for the year ended December 31, 2005, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

•	Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SFAS No. 143 (6.49% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SKAS No. 17 (4.36% as of December 2004).

•	Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

•	Under U.S. GAAP, revisions to either the timing or the amount of the original estimate of the undiscounted cash flows is reflected within current year accretion expense or adjustment to the asset retirement cost as a change in estimate. Under Korean GAAP, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Accordingly, the 2004 accretion expense under Korean GAAP does not include the change in estimate impact that is recorded within accretion expense under U.S. GAAP.

•	As described in note 33(k), under U.S. GAAP, the Company should recognize the obligation to pay (Won)300,000 million to the region as part of the right to build its repository site as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method. Under Korean GAAP, the Company recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

As explained in Note 20, under Korean GAAP, the Company has accrued (Won)6,909,376 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2005. Under U.S. GAAP, the Company has accrued (Won)4,695,026 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2005. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability of (Won)2,214,350 million at December 31, 2005 is due to the impact of the discount rate described above.

Adjustments to capitalized asset retirement costs and liabilities for decommissioning costs recognized under Korean GAAP made in order to arrive at amounts recognized under U.S. GAAP as of December 31, 2004 and 2005 are as follows:

	Korean Won			Translation into U.S. Dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
Capitalized asset retirement costs, net of accumulated depreciation	(Won)	(1,022,249)	(946,148)	$(936,780)
Liabilities for decommissioning costs		2,195,538	2,214,350	2,192,426

	(Won)	1,173,289	1,268,202	$1,255,646

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

Details of the Company’s capitalized asset retirement costs as of December 31, 2004 and 2005 under U.S. GAAP are as follows:

	Korean Won			Translation into U.S. Dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
Capitalized asset retirement costs	(Won)	1,041,612	1,368,427	$1,354,878
Less accumulated depreciation		(447,525)	(602,829)	(596,860)

	(Won)	594,087	765,598	$758,018

A reconciliation of the Company’s liabilities for decommissioning costs for the years ended December 31, 2004 and 2005 under U.S. GAAP is as follows:

	Korean Won			Translation into U.S. Dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
Beginning of year	(Won)	4,612,930	4,063,830	$4,023,594

Liabilities incurred		206,335	405,789	401,772
Revision to estimate		(992,188)	—	—
Accretion expense		303,765	286,401	283,565
Payments		(67,012)	(60,994)	(60,390)

End of year	(Won)	4,063,830	4,695,026	$4,648,541

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset, Retirement Obligations—an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. This interpretation did not have any impact on the Company’s consolidated financial position or results of operations.

Under US GAAP, the Company also has asset retirement obligations related to certain transmission and distribution assets, such as transmission towers. The Company currently does not have sufficient information to estimate a reasonable range of expected retirement dates for any of these assets. Therefore, asset retirement costs for these assets have not been reflected in the consolidated financial statements. The Company will record this obligation when sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed.

(h) Convertible Bonds

Under Korean GAAP, the value of conversion rights are recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation because convertible bonds were regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, a conversion right would not be considered a derivative since the Company is the issuer of the right. Accordingly, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature. Also, the convertible bonds are subject to foreign currency translation because convertible bonds were regarded as monetary foreign currency liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(i) Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the stockholders’ equity section in the consolidated balance sheet.

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

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses for self-insurance are generally recognized as a liability (undiscounted) when probable and reasonably estimable.

(k) Right to Use Future Radioactive Wastes Repository Sites

As described in note 5, the Company is obligated to pay (Won)300,000 million to the region as part of the right to build its repository site. Under Korean GAAP, the Company recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

Under U.S. GAAP, the Company should recognize the obligation as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method.

(l) Comprehensive Income

Under U.S. GAAP, comprehensive income and its components (revenues, expenses, gains and losses) for each period should be presented in accordance with SFAS No.130 “Reporting Comprehensive Income” while such a presentation is not required under Korean GAAP. Comprehensive income for the years ended December 31, 2003, 2004 and 2005 is summarized as follows:

	Korean Won				Translation into U.S. Dollars (Note 2) 2005
	2003		2004	2005
	(In millions)				(In thousands)
Net income as adjusted in accordance with U.S. GAAP	(Won)	4,551,923	3,534,544	2,969,975	$2,940,569
Other comprehensive income, net of tax:
Overseas operations translation		(10,522)	(38,109)	40,208	39,810
Unrealized gains (losses) on investments		6,565	2,439	136,040	134,693
Unrealized gains (losses) on cash flow hedges		(2,159)	(17,973)	22,344	22,123

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	4,545,807	3,480,901	3,168,567	$3,137,195

Accumulated other comprehensive balances, net of tax:
Overseas operations translation	(Won)	(68,851)	(106,960)	(66,752)	(66,091)
Unrealized losses on investments		(20,562)	(18,123)	117,917	116,750
Deferred gains (losses) on cash flow hedges		(1,980)	(19,953)	2,391	2,367

	(Won)	(91,393)	(145,036)	53,556	$53,026

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

The amounts of tax allocated to the other comprehensive income for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Korean Won				Translation into U.S. Dollars (Note 2) 2005
	2003		2004	2005
	(in millions)				(In thousands)
Overseas operations translation	(Won)	4,446	11,483	(15,251)	$(15,100)
Unrealized losses on investments		(2,774)	(1,812)	(51,602)	(51,091)
Deferred gains (losses) on cash flow hedges		913	6,732	(8,475)	(8,391)

Tax allocated to the accumulated other comprehensive income	(Won)	2,585	16,403	(75,328)	$(74,582)

(m) Fair Value of Financial Instruments

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

The carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2005 are summarized as follows (Korean Won in millions):

	2004				2005
	Carrying Amount		Fair value		Carrying Amount		Fair value
Cash and cash equivalents	(Won)	1,669,497	(Won)	1,669,497	(Won)	1,396,209	(Won)	1,396,209
Short-term financial instruments		158,968		158,968		852,757		852,757
Trade receivables and account receivables-other		2,200,088		2,200,088		2,503,426		2,503,426
Investments:
Practicable to estimate fair value		12,298		12,298		60,923		60,923
Not practicable		147,117		N/A		209,022		N/A
Short-term borrowings		(413,609)		(413,609)		(334,678)		(334,678)
Trade payables and accounts payable-other		(1,607,610)		(1,607,610)		(1,949,404)		(1,949,404)
Long-term debt, including current portion		(19,335,895)		(19,506,964)		(18,843,273)		(19,021,219)
Currency and interest swaps, net		(51,753)		(51,753)		385,463		385,463
Other		(6)		(6)		—		—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(n) Benefits Expected to be Paid in the Future

As of December 31, 2005, the future severance and retirement benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Korean Won		Translation into U.S. Dollars (Note 2)
	(In millions)		(in thousands)
2006	(Won)	26,386	$26,125
2007		31,442	31,131
2008		34,187	33,849
2009		36,395	36,035
2010		48,162	47,685
2011 - 2015		328,821	325,565

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(o) Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won				Translation into U.S. Dollars (Note 2) 2005
	2003		2004	2005
	(in millions)				(in thousands)
Interest paid, net of capitalized portion	(Won)	807,976	711,548	772,726	$765,075
Income taxes paid		2,212,188	1,520,176	1,804,362	1,786,497

(p) Recent Changes in U.S. GAAP

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151 (“SFAS 151”), “Inventory Costs—an amendment of ARB No. 43, Chapter 4,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under SFAS 151, such items will be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company believes that the adoption of SFAS 151 will not have significant impact on its financial position or operating results.

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No.3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. The Company is required to adopt SFAS 154 as of January 1, 2006. The Company believes that the adoption of SFAS154 will not have any impact on its financial position or operating results.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

In February 2006, the FASB issued SFAS No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” SFAS 155 improves financial reporting by eliminating the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of SFAS 155 will not have any impact on its financial position or operating results.

(q) Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

Effective January 1, 2005, the Company adopted the following Korean GAAP standards which had an impact on the U.S. GAAP reconciliation:

As described in note 1(j) effective January 1, 2005, the Company adopted SKAS No. 15 “Investment in Associates.” The impact of adopting SKAS No. 15 “Investment in Associates” on the reconciliation to U.S. GAAP in 2005 was immaterial.

The impact of adopting SKAS No. 16 “Income Taxes” on the reconciliation to U.S. GAAP in 2005 is described in note 33(f).

Effective January 1, 2004, the Company adopted the following Korean GAAP standards which had an impact on the U.S. GAAP reconciliation:

The impact of adopting SKAS No. 17 “Provisions and Contingent Liabilities & Assets” on the reconciliation to U.S. GAAP in 2004 is described in footnote 33(g).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

(r) Effect on Net Income and Stockholders’ Equity

The effects of the significant adjustments to net income and stockholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won				Translation into U.S. dollars (Note 2) 2005
	2003		2004	2005
	(In millions)				(In thousands)
NET INCOME UNDER KOREAN GAAP	(Won)	2,323,425	2,882,522	2,407,643	$2,383,805
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation (note 33(a))		547,816	430,694	438,382	434,042
Special depreciation (note 33(b))		(21,033)	(18,370)	(6,407)	(6,344)
Regulated operations (note 33(c))		170,925	7,955	(14,227)	(14,086)
Capitalized foreign currency translation (note 33(e))		246,531	200,811	183,850	182,030
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 33(d))		(17,083)	37,282	(12,518)	(12,394)
Liabilities for decommissioning costs (note 33(g))		454,589	(108,522)	94,913	93,973
Reserve for self-insurance (note 33(j))		6,400	6,274	6,801	6,734

OTHER INCOME (EXPENSES)
Asset revaluation (note 33(a))		19,950	19,898	19,973	19,775
Capitalized foreign currency translation (note 33(e))		(20,589)	44,115	41,877	41,462
Reserve for self-insurance (note 33(j))		(1,010)	(848)	(1,535)	(1,520)
Convertible bonds (note 33(h))		1,344	24,298	26,738	26,473
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Liabilities for decommissioning costs (note 33(g))		1,775,306	—	—	—
INCOME TAX EXPENSES
Deferred income taxes(*)		(934,648)	8,435	(215,515)	(213,381)

NET INCOME UNDER U.S. GAAP	(Won)	4,551,923	3,534,544	2,969,975	$2,940,569

(*)	Deferred income tax represents the tax effect of the GAAP adjustments described above.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

	Korean Won			Translation into U.S. dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
STOCKHOLDERS’ EQUITY UNDER KOREAN GAAP	(Won)	40,602,282	42,337,650	$41,918,465
ADJUSTMENTS:
UTILITY PLANT
Asset revaluation (note 33(a))		(7,924,482)	(7,486,100)	(7,411,980)
Capitalized asset retirement cost (note 33(g))		(1,022,249)	(946,148)	(936,780)
Special depreciation (note 33(b))		19,902	13,495	13,361
Capitalized foreign currency translation (note 33(e))		(1,771,795)	(1,546,068)	(1,530,760)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 33(d))		140,653	128,135	126,866
INVESTMENT SECURITIES
Asset revaluation (note 33(a))		(102,079)	(82,106)	(81,292)
DEFERRED INCOME TAXES		2,316,502	2,045,883	2,025,627
LIABILITIES
Liabilities for decommissioning costs (note 33(g))		2,195,538	2,214,350	2,192,426
Regulated operation (note 33(c))		(658,007)	(672,234)	(665,578)
Reserve for self-insurance (note 33(j))		93,352	98,618	97,642
Convertible bonds (note 33(h))		(19,530)	13,332	13,200
MINORITY INTERESTS (note 33(i))		(123,099)	(147,061)	(145,606)

STOCKHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	33,746,988	35,971,746	$35,615,591

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Korean Won				Translation into U.S. dollars (Note 2) 2005
	2003		2004	2005
	(In millions)				(In thousands)
Operating income under Korean GAAP	(Won)	5,223,798	4,467,474	3,921,656	$3,882,828
Asset revaluation		547,816	430,694	438,382	434,042
Special depreciation		(21,033)	(18,370)	(6,407)	(6,344)
Regulated operation		170,925	7,955	(14,227)	(14,086)
Capitalized foreign currency translation		246,531	200,811	183,850	182,030
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(17,082)	37,282	(12,518)	(12,394)
Asset retirement obligation		454,589	(108,522)	94,913	93,973
Reserve for self-insurance		6,400	6,274	6,801	6,734
Classification differences in the consolidated statements of income		(238,907)	(163,168)	(230,521)	(228,239)

Operating income under U.S. GAAP	(Won)	6,373,037	4,860,430	4,381,929	$4,338,544

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2004 and 2005 is as follows:

	Korean Won			Translation into U.S. dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
Utility plant, net under Korean GAAP	(Won)	63,326,149	64,006,054	$63,372,331
Asset revaluation		(7,924,482)	(7,486,100)	(7,411,980)
Capitalized asset retirement cost		(1,022,249)	(646,148)	(639,751)
Special depreciation		19,902	13,495	13,361
Capitalized foreign currency translation		(1,771,795)	(1,546,068)	(1,530,760)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		140,653	128,135	126,866

Utility plant, net under U.S. GAAP	(Won)	52,768,178	54,469,368	$53,930,067

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2004 and 2005 is as follows:

	Korean Won			Translation into U.S. dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
Total assets under Korean GAAP	(Won)	73,653,685	74,736,682	$73,996,714
Adjustments:
Utility Plant		(10,557,971)	(9,536,686)	(9,442,264)
Intangible assets		—	(300,000)	(297,029)
Investment securities:
Asset revaluation		(102,079)	(82,106)	(81,293)
Deferred income taxes		2,316,502	2,045,883	2,025,627

Total assets under U.S. GAAP	(Won)	65,310,137	66,863,773	$66,201,755

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2005, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won			Translation into U.S. dollars (Note 2) 2005
	2004		2005
	(In millions)			(In thousands)
Deferred tax assets:
Asset revaluation	(Won)	1,980,310	1,854,340	$1,835,980
Convertible bond		5,371	—	—
Regulated operation		180,952	184,864	183,034
Capitalized foreign currency translation		487,244	425,169	420,959
Decommissioning costs		1,721,326	1,900,079	1,881,266
Others		175,126	—	—

Total deferred tax assets		4,550,329	4,364,452	4,321,239

Deferred tax liabilities:
Special depreciation		5,473	3,711	3,674
Convertible bonds		—	3,666	3,630
Asset retirement obligation, net		322,654	348,756	345,303
Investment in social overhead capital		260,280	216,215	214,074
Reserve for self insurance		25,672	27,120	26,851
Investment in subsidiaries and affiliates		1,979,941	2,335,285	2,312,163
Others		—	26,940	26,673

Total deferred tax liabilities		2,594,020	2,961,693	2,932,368

Net deferred tax asset under U.S. GAAP	(Won)	1,956,309	1,402,759	$1,388,871

Deferred tax liabilities under Korean GAAP		360,193	643,124	636,756

Total U.S. GAAP adjustments related to deferred income taxes	(Won)	2,316,502	2,045,883	$2,025,627

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2005

Earnings per share for the year ended December 31, 2003, 2004 and 2005 under U.S. GAAP are as follows:

	Korean Won				Translation into U.S. dollars (Note 2) 2005
	2003		2004	2005
	(In millions, except per share data)				(In thousands, except per share data)
Income before cumulative effect of a change in accounting principle under U.S. GAAP(a)	(Won)	3,264,827	3,534,544	2,969,975	$2,940,569
Cumulative effect of a change in accounting principle, net of tax of (Won) 488,210 million		1,287,096	—	—	—

Net income under U.S. GAAP(b)		4,551,923	3,534,544	2,969,975	2,940,569

Effect of dilutive Securities		496	3,204	1,490	1,475

Adjusted net income(c)	(Won)	4,552,419	3,537,748	2,971,465	2,942,044

Weighted-average shares(d)		630,327,064	629,868,023	635,289,794	628,999,796

Effect dilutive securities		1,561,620	9,999,847	4,432,737	4,388,849

Adjusted weighted average shares(e)		631,888,684	639,867,870	639,722,531	633,388,645

Basic earnings per share before cumulative effect of a change in accounting principle under U.S. GAAP(a)/(d)	(Won)	5,179	5,612	4,675	$4.63

Basic earnings per share under U.S. GAAP(b)/(d)	(Won)	7,221	5,612	4,675	$4.63

Diluted earnings per share under U.S. GAAP(c)/(e)	(Won)	7,204	5,529	4,645	$4.60

Basic earnings per ADS before cumulative effect of a change in accounting principle under U.S. GAAP	(Won)	2,590	2,806	2,338	$2.32

Basic earnings per ADS under U.S. GAAP	(Won)	3,611	2,806	2,338	$2.32

Diluted earnings per ADS under U.S. GAAP	(Won)	3,602	2,765	2,323	$2.30

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in English)*

2.1	Form of Deposit Agreement**

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)

15.2	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Electric Power Corporation)

15.3	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Hydro & Nuclear Power Co., Ltd.)

15.4	Consent of Ahn Kwon & Co. (Korea South-East Power Co., Ltd.)

15.5	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)

15.6	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)

15.7	The Korea Electric Power Corporation Act (in English)***

15.8	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****

15.9	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

15.10	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

*	A fair and accurate translation from Korean to English. Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2005 for the fiscal year ended December 31, 2004.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.