Form 20-F
period 2006-12-31
KOREA ELECTRIC POWER CORP
filed 2007-06-29
CIK 887225

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CERTAIN DEFINED TERMS

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

This report discloses, under the caption “Item 3. Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations, or Cautionary Statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data of us. The selected consolidated financial data in the table have been derived from our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2006. The consolidated financial statements as of and for the year ended December 31, 2002 and 2003 have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu. Deloitte Anjin LLC is a Korean independent registered public accounting firm. The consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006 have been audited by KPMG Samjong Accounting Corp., a Korean corporation, which is a member of KPMG International, a Swiss cooperative, our current independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006.

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

Consolidated Statement of Earnings Data

	Year Ended December 31,
	2002		2003		2004		2005		2006
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	(Won)	21,366	(Won)	22,775	(Won)	23,956	(Won)	25,445	(Won)	27,409	$29,472
Operating expenses		16,319		17,551		19,488		21,523		24,014	25,821
Operating income		5,047		5,224		4,467		3,922		3,395	3,650
Income before income taxes and minority interest		5,171		4,110		4,700		3,832		3,389	3,644
Income taxes		2,104		1,763		1,795		1,399		1,143	1,229
Net income		3,048		2,323		2,883		2,408		2,226	2,393
Earnings per share
Basic		4,770		3,686		4,576		3,790		3,488	3.75
Diluted		4,770		3,677		4,510		3,766		3,389	3.64
Earnings per ADS
Basic		2,385		1,843		2,288		1,895		1,744	1.88
Diluted		2,385		1,839		2,255		1,883		1,695	1.82
Dividends per share		800		1,050		1,150		1,150		1,000	1.08
Amounts in Accordance with U.S. GAAP(2):
Operating revenue(3)	(Won)	21,373	(Won)	22,781	(Won)	23,995	(Won)	25,445	(Won)	27,408	$29,471
Operating income		5,835		6,373		4,860		4,382		3,727	4,008
Net income		3,573		4,552		3,535		2,970		2,645	2,844
Earnings per share
Basic		5,591		7,221		5,612		4,675		4,146	4.46
Diluted		5,591		7,204		5,529		4,645		4,028	4.33
Earnings per ADS
Basic		2,796		3,611		2,806		2,338		2,073	2.23
Diluted		2,796		3,602		2,765		2,323		2,014	2.17
Other Data:
Ratio of earnings to fixed charges(4):
Korean GAAP		4.2		4.1		4.6		4.8		3.8	3.8
U.S. GAAP(2)		4.8		6.0		5.0		5.3		4.2	4.0

Consolidated Balance Sheet Data

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP (2):
Net working capital surplus (deficit)(5)	(Won)	(5,192)	(Won)	(4,056)	(Won)	(2,291)	(Won)	(130)	(Won)	171	$183
Property, plant and equipment, net		53,527		51,820		55,809		56,651		56,874	61,154
Construction in progress		7,777		9,551		7,517		7,355		8,393	9,025
Total assets		70,512		71,727		73,654		74,737		77,435	83,264
Total stockholders’ equity		35,562		37,782		40,602		42,338		43,235	46,490
Common stock		3,201		3,204		3,204		3,208		3,208	3,449
Long-term debt (excluding current portion)		17,671		15,814		15,073		15,494		15,428	16,589
Other long term liabilities		7,173		7,992		9,719		9,767		10,152	10,916

Amounts in Accordance with U.S. GAAP(2):
Total assets		62,297		65,380		65,310		66,864		70,708	$76,030
Total stockholders’ equity		27,291		31,163		33,747		35,972		37,912	40,765

(1)	See Item 5 “Operating and Financial Review and Prospects—Operating Results” for discussion of certain changes in Korean GAAP.
(2)	For discussion of significant differences between the application of Korean GAAP and U.S. GAAP, see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 33 of the notes to our consolidated financial statements.
(3)	For discussion of significant differences in revenue recognition under Korean GAAP and U.S. GAAP, see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 33(a) of the notes to our consolidated financial statements.
(4)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.
(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of the Republic, and all references to “U.S. dollars”, “Dollars”, “$”, “U.S.$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to U.S. dollars were made at (Won)930.00 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2006. On June 15, 2007, the Noon Buying Rate was (Won)927.6 to US$1.00. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2001	1,313.50	1,292.00	1,369.00	1,234.00

2002	1,186.30	1,250.40	1,332.00	1,160.60

2003	1,192.00	1,192.10	1,262.00	1,146.00

2004	1,035.10	1,139.30	1,195.10	1,035.10
2005	1,010.00	1,023.75	1,059.80	997.00
2006	930.00	954.32	1,002.90	913.70
2007 (through June 15)	927.60	934.36	949.10	922.30
January	941.00	936.76	942.20	925.40
February	942.30	936.90	942.30	932.50
March	941.10	942.88	949.10	937.20
April	931.00	930.69	937.00	926.10
May	930.80	927.57	934.00	922.30
June (through June 15)	927.60	928.93	932.30	926.50

Note:

(1)	The average of the Noon Buying Rates over the relevant period.

RISK FACTORS

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to KEPCO

The Government’s plan related to the electricity industry in Korea and its restructuring may have a material adverse effect on us.

On January 21, 1999, the Ministry of Commerce, Industry and Energy, or the MOCIE, announced a restructuring plan for the electricity industry in Korea, or a Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea”.

The Government promulgated the Law on Promotion of Restructuring of Electricity Industry and amended the Electricity Business Law on December 23, 2000, which allowed us to implement the Restructuring Plan. Pursuant to the Law on Promotion of Restructuring of Electricity Industry, in April 2001, the Government established the Korea Power Exchange to deal with the sale of electricity and to work out regulations governing the electricity industry to allow for electricity distribution through a competitive bidding process, a competitive bidding pool system for the sale and purchase of electricity and the Korean Electricity Commission to regulate the restructured Korean electricity industry and to ensure fair competition.

In February, 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generation unit into five wholly-owned generation subsidiaries and convert our nuclear and hydroelectric generation unit into a separate wholly-owned generation subsidiary. In March, 2001, our shareholders approved the plan to establish the generation subsidiaries and allocate our assets and liabilities to such generation subsidiaries, effective as of April 2, 2001. In September 2003, the Tripartite Commission, which included, among others, representatives from the Government, the leading businesses and labor unions in Korea, established the Joint Study Group on Reforming Electricity Distribution Network to propose a methodology of introducing competition within the industry for distribution of electricity. In June 2004, based on a report published by this Joint Study Group, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize the distribution subsidiaries, and in lieu thereof, creating independent business divisions within us, namely, the “strategy business units”, as way of improving operational efficiency and internal competition among the business divisions. This resolution was adopted by the MOCIE in June 2004, and we subsequently commissioned a third party consultant to conduct a study on implementing plans related to the creation of the strategy business units and solicited comments on the study from various parties, including labor unions and the Government. Based on this study and the related comments, on September 25, 2006, we established nine strategy business units having a separate management structure with limited autonomy and separate financial accounting and performance evaluation criteria. The performance of these units is currently under evaluation for two years, and based on such evaluation, we may expand the use of strategic units or otherwise reformulate the structure of our business divisions. We cannot assure that the strategic business units will successfully achieve their intended goals of improving operational efficiency and internal competition among the business divisions.

In December 2006, the Government announced the third Basic Plan. The third Basic Plan focuses on, among other things, (1) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (2) equilibrating the supply and demand of electricity at the regional-level through region-specific planning for capacity expansion, (3) giving greater weight to environmental issues by proactively addressing some of the concerns identified under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, (4) improving the accuracy of electricity supply forecast by adopting as its basis the effective supply reserve ratio, which takes into account only those generation units that are capable of generating electricity at times of peak demand, rather than the overall supply reserve ratio, which has been traditionally used and takes into account the supply capability of all generation units regardless of whether they are actually capable of generating electricity at times of peak demand, and (5) improving the transparency and the level of specializing in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the third Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users.

Further changes in law and regulation relating to the electricity industry in Korea and the Government’s plan, including any amendments thereto, for the electricity industry in Korea or its restructuring may have a material adverse effect on our business, growth prospects, financial condition and results of operation.

Failure to successfully implement the revised restructuring plan could have an adverse effect on our business, results of operations and financial condition.

The Restructuring Plan contemplates that we eventually dispose of our interests in our generation subsidiaries (excluding our nuclear and hydroelectric power generation subsidiary). In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries, other than our nuclear and hydroelectric power generation subsidiary. In 2002, we commenced the sale of Korea South-East Power Co., Ltd., or KOSEP, one of our non-nuclear generation subsidiaries. According to the original plan, the sale of KOSEP was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base.

KOSEP submitted its application for a preliminary screening review to the Korea Exchange in November 2003, which was approved in December 2003. However, in June 2004, KOSEP requested the Korea Exchange to delay the listing of its stock due to unfavorable stock market conditions at that time. We intend to resume KOSEP’s stock-listing process in due course, after taking into consideration the overall stock market situation and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is currently limited to 30% of total power generation capacity in Korea. We cannot assure you as to the timing or the extent to which our divestiture will occur. In addition, it is possible that Korean law relating to anti-competitive practices as in effect at a given time may affect the manner in which we conduct our business through our generation subsidiaries.

The proliferation of a competing system which enables regional districts to independently source electricity would erode our market position and hurt our business, growth prospects, revenues and profitability.

In July 2004, the government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Commerce, Industry and Energy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. As of March 31, 2007, one district is using this system and 20 other districts are preparing to launch it. As the government is fostering further competition in the power market, we expect that this system will be widely adopted by 2008. Once widely adopted, this system will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolistic to-date. Unless we become more operationally efficient so as to keep the loss of our market share to the minimum, this system may have a material adverse effect on our business, growth, revenues and profitability.

Increases in fuel prices will adversely affect our results of operations and profitability.

Fuel costs constituted 32.6% and 37.2% of our operating revenues and operating expenses, respectively, in 2006. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. For instance, most of the bituminous coal requirements are imported from Australia, Indonesia and China, which accounted for approximately 35.4%, 37.6% and 18.5%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2006. Approximately 81.5% of the bituminous coal requirements of our generation subsidiaries in 2006 were purchased under long-term contracts and the remaining 18.5% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. See Item 4 “Information on the Company—Business Overview—Fuel”. In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have increased significantly, resulting in higher fuel cost. As a result of such price increases, our generation subsidiaries are unlikely to secure their respective fuel requirements at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel from any of the suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost. The prices of oil and LNG are substantially dependent on the price of crude oil. According to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil was US$61.525 per barrel in 2006 compared to US$49.445 per barrel in 2005 and was US$59.623 per barrel as of June 15, 2007. Because the Government regulates the rates we charge for electricity we sell (see Item 4 “Information on the Company—Business Overview—Rates”), our ability to pass on such cost increases to our customers is limited. We estimate that the recent increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2007 to date. Fuel prices may remain high throughout 2007 and thereafter. Accordingly, we expect our operating income and net income may be adversely impacted.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

In recent years, the Won has considerably appreciated against the U.S. dollar and other foreign currencies. At this time, it is difficult to predict whether and to what extent Won will continue to appreciate. The appreciation of Won against the U.S. dollar and other foreign currencies may have an adverse impact on us by negatively impacting Korea’s ability to export its products to other countries, on which the overall production level of the Korean economy significantly depends.

We also cannot assure you that the Won will not significantly depreciate against the U.S. dollar and other foreign currencies. The depreciation of Won against the U.S. dollar and other foreign currencies in the past had resulted in a material increase in the cost of servicing our foreign currency debt and the cost of fuel materials and equipment purchased from overseas. In contrast, as of December 31, 2006, approximately 30.2% of our long-term debt (including the current portion thereof) was denominated in foreign currencies, principally in U.S. dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of the Won against the U.S. dollar or other foreign currencies will have a material adverse effect on our profitability, our results of operations.

Labor unrest may adversely affect our operations.

As of December 31, 2006, approximately 62.7% of the employees of our generation subsidiaries were members of the Korean Power Plant Industry Union. The Restructuring Plan and the privatization plan for our non-nuclear generation subsidiaries generated labor unrest in 2002. Labor unions to which our employees belong have opposed the Restructuring Plan from its very inception. In particular, the prospect of privatizing some of our core assets has raised concerns among some of our employees. On February 25, 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries began a six-week strike to protest the Government’s plans to privatize our five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions, the second largest confederation of labor unions in Korea with over 600,000 members as of December 31, 2006, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, the Korean Confederation of Trade Unions directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. There was no material disruption in the operation of generation subsidiaries as a result of such labor strike.

On June 24, 2005, the Korean government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters is scheduled to be relocated to Naju in Jolla Province, which is approximately 300 kilometers south of Seoul. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. While we intend to comply with this policy, there can be no assurance that our labor union and those of our subsidiaries will not oppose such relocation. We cannot assure you that a large-scale strike will not occur again in the future, including, among others, as a result of the Government’s policy to move our headquarters out of the Seoul metropolitan areas, or that any such labor unrest will be satisfactorily resolved. A large-scale strike may adversely affect our results of operations, including by severely disrupting the power supply as well as substantially hindering the implementation of our strategies and management policies.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through Korea Hydro & Nuclear Power Co., Ltd., or KHNP, our wholly-owned nuclear subsidiary, we currently operate 19 units out of 20 nuclear-fuel generation units due to the end of intended life of Kori 1 unit on June 18, 2007. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and lowest cost structure among the fuel types that comprise the base load and is the largest source of Korea’s electricity supply accounting for 39.3% of electricity generated in Korea in 2006. Due to significantly lower fuel costs as compared with conventional power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for check-up and overhaul lasting 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns as to its safety. After the overhaul, this nuclear power plant resumed its operations in April 2004. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generation units may have an adverse effect on us.

In 2006, our nuclear generation units accounted for 39.0% of the electricity generated in Korea. In recent years, we have encountered increasing social and political opposition to the construction and operation of nuclear generation units. Although the Government and we have undertaken various community programs to address concerns of residents of areas near our nuclear units, community opposition to the construction and operation of nuclear units could result in delayed construction or relocation of planned nuclear units, which could have a material adverse impact on our business and results of operation. See Item 4 “Information on the Company—Business Overview—Power Generation—Korea Hydro & Nuclear Power Co., Ltd.”, “—Business Overview—Community Programs” and “—Business Overview—Insurance”.

The amounts and scope of coverage of our insurance are limited.

Substantial liability may result from the operation of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. While KHNP carries insurance for its generation units and nuclear fuel transportation and is the beneficiary of a certain Government indemnity with respect to such risks, such insurance is limited in terms of amounts and scope of coverage and does not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a significant accident.

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

Because we and our non-nuclear generation subsidiaries do not carry insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4 “Information on the Company—Business Overview—Insurance”.

We may require a substantial amount of additional indebtedness, to refinance existing debt and for future capital expenditures.

We anticipate that additional indebtedness will be required through the coming years in order to refinance existing debt and to make capital expenditures for construction of generation plants and other facilities. The amount of such additional indebtedness may be substantial. We expect that a portion of our long-term debt will need to be raised through foreign currency borrowings and issuance of securities in international capital markets. The cost of such financing may not be acceptable to us.

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government, is required to own directly, or through Korea Development Bank (a statutory banking institution wholly-owned by the Government), at least 51% of our issued capital stock. As of June 15, 2007, the Government, directly or through Korea Development Bank, owned 51.07% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future (other than sales of treasury stock).

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

•

adverse developments in the economies in other markets, including countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•

the continued emergence of China, to the extent benefits relating to it (such as increased exports to China) are outweighed costs relating to it (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea and uncertainty related to the presidential election in the second half of 2007;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between the Democratic People’s Republic of Korea, or North Korea, and Korea and/or the United States.

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

In July 2006, North Korea conducted several missile tests, which increased tensions in the region and raised strong objections from Japan and the United States. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. On October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from Korea, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In February 2007, the six parties entered a new accord whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. We cannot assure you that these recent events constitute a final agreement on North Korea’s nuclear program, including critical details such as implementation, timing and verification, or that North Korea will fulfill its obligations under such accord.

In October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops then stationed in Korea by the end of 2008 in three phases. Under these plans, the United States withdrew 5,000 troops from Korea by the end of 2004 and is expected to withdraw another 5,000 troops by the end of 2006 and another 2,500 troops by the end of 2008. According to the U.S. Department of Defense, there were 28,000 U.S. soldiers stationed in Korea as of February 23, 2007, and the number is expected to decrease to 25,000 by the end of 2008. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary shares.

Unemployment and labor unrest in Korea may adversely affect us.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from Korea National Statistical Office, the unemployment rate generally increased from 3.3% as of December 31, 2002, to 3.6% as of December 31, 2003, to 3.7% as of December 31, 2004 and to 3.7% as of December 31, 2005 and 3.5% as of December 31, 2006. An increase in unemployment or labor unrest in Korea could adversely affect our operations and the financial conditions of Korean companies in general, depressing the price of securities on the Stock Market Division of the Korea Exchange, and the value of the Won relative to other currencies. These developments would likely have an adverse effect on the price of our common stock and our American depositary shares.

Financial instability in Korea and other countries, particularly emerging market countries, may adversely affect us.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, including emerging market countries. Financial turmoil in Asia and elsewhere in the world in the past has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country, such as Argentina or Brazil, could have adverse effects on the price of securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot assure you that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have a material adverse effect on our business.

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities Exchange Commission and listed on the New York Stock Exchange, we are, and will continue to be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002, as amended. However, foreign private issuers, including us, are exempt from certain corporate governance standards required under the Sarbanes-Oxley Act or the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

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

In 1989, the Government sold 21% of our common stock as part of a planned partial privatization. Such partial privatization was one of several sales undertaken by the Government with respect to shares of Government-owned companies. In 1994, the Government sold 1.2% of our outstanding shares in a global offering. In 1995, the Government sold 1.1% of our shares in another global offering. From November 1997 to February 1998, the Government contributed our shares as a capital injection into Korea Development Bank, The Export-Import Bank of Korea, Korea First Bank and Seoul Bank to support the financial condition of those financial institutions. In March 1999, the Government sold 5% of our shares in a global offering. As a result, as of December 31, 2000, the Government owned, directly or indirectly, 54% of our issued common stock (including treasury stock). On June 20, 2001, the Government transferred 127,086,334 shares of our common stock, which represented 19.85% of our outstanding capital held by it, to Korea Development Bank, and on April 30, 2004, the Government transferred 34,511,869 shares of our common stock, which represented 5.39% of our outstanding capital, to Korea Development Bank, in each case to strengthen the capital base of Korea Development Bank, which is wholly-owned by the Government. On December 30, 2004, the Government sold 19,592,000 shares (or 3.06% of total outstanding shares) of our common stock to Korea Development Bank through the over-the-counter market at (Won)27,100 per share. As a result, the Government’s direct ownership in us decreased to 23.97% from 27.03% and Korea Development Bank’s direct ownership in us increased to 29.99% from 26.93%. As a result of such transfer, the Government and Korea Development Bank owned 23.97% and 29.99%, respectively, of the outstanding shares of our common stock as of the end of April 2004. In December 2005, the Ministry of Defense of Korea made an in-kind contribution of certain electric distribution facilities, which had previously been managed by the Ministry of Defense, in return for 819,139 newly issued shares of our common stock, which were issued in December 2005. Following such issuance, the Government directly owned 24.07% and, through Korea Development Bank, an additional 29.95%, of the outstanding shares of our common stock. On November 21 2006, we purchased 18,900,000 of common shares, or 2.95% of our total outstanding common stock held by the Government and held in treasury. Currently, the Government and Korea Development Bank own 21.12% and 29.95% of our common shares, respectively. See the table setting forth certain information relating to certain owners of our capital stock as of December 31, 2006 in Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders”.

Under relevant laws, the Government is required to own, directly or through Korea Development Bank, at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the MOCIE based on the Government’s ownership of our common stock and a proxy received from Korea Development Bank in consultation with the Ministry of Finance and Economy, or the MOFE.

We operate under the general supervision of the MOCIE. The MOCIE, in consultation with the MOFE, is responsible for approving the electric power rates we charge after review by the Korean Electricity Commission. See Item 4 “Information on the Company—Business Overview—Rates”. We furnish reports to officials of the MOCIE, the MOFE and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4 “Information on the Company—Business Overview—Regulation”.

Pursuant to our articles of incorporation, our directors are classified into two categories: standing directors and non-standing directors. There currently may not be more than seven standing directors, including our president, or more than eight non-standing directors. The number of standing directors, including our president, may not exceed the number of non-standing directors. A senior non-standing director appointed by the Minister of the Ministry of Planning and Budget becomes our chairman of the board, following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the MOCIE following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. The non-standing directors must be appointed by the Minister of the Ministry of Planning and Budget following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and having ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors. Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management performance.

In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Securities Exchange Act of 1934. Pursuant to our amended articles of incorporation, we have three auditors, consisting of one standing auditor and two non-standing auditors. The standing auditor must be appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of Korea from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee, following a resolution at the general meeting of our shareholders. The non-standing auditors must be appointed by the President of Korea upon the motion of the Minister of Planning and Budget of Korea from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors. However, if the term of the auditor has not expired at the time of such designation, a market-oriented public enterprise is required to establish an audit committee at the end of such term. We plan to amend our articles of incorporation to allow establishment of an audit committee following July 5, 2008, when the term of our current auditor expires. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors that we currently have. However, if the term of the auditor has not expired at the time of such designation, a market-oriented enterprise is required to establish an audit committee at the end of such term. We plan to amend the articles of incorporation to allow establishment of an audit committee following July 5, 2008, when the term of our current auditor expires. See Item 6 “Directors, Senior Management and Employees—Directors and Senior Management—Board of Auditors”.

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

See Item 4 “Information on the Company—Business Overview—Rates”.

Recent Developments

The Third Basic Plan

In December 2006, the Government announced the Third Basic Plan on Long-Term Electricity Supply and Demand Plan. The Third Basic Plan focuses on, among other things, (1) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (2) equilibrating the supply and demand of electricity at the regional-level through region-specific planning for capacity expansion, (3) giving greater weight to environmental issues by proactively addressing some of the concerns identified under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, (4) improving the accuracy of electricity supply forecast by adopting as its basis the effective supply reserve ratio, which takes into account only those generation units that are capable of generating electricity at times of peak demand, rather than the overall supply reserve ratio, which has been traditionally used and takes into account the supply capability of all generation units regardless of whether they are actually capable of generating electricity at times of peak demand, and (5) improving the transparency and the level of specializing in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the Third Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users.

Improvements to the Cost-Based Pool System for Power Purchase

In December 2006, based a study commissioned by the Korea Power Exchange, in which the Electricity Commission, the Korea Power Exchange, us and our generation subsidiaries also participated, further improvements on the cost-based pool system was adopted through amendments to the Electricity Market Codes December 2006 as follows:

•

The base load marginal price, which had been in effect until December 31, 2006, was abolished and new price caps with respect to the base load units as discussed above were introduced at a level substantially higher than the pre-existing base load marginal price. Following the abolition of the base load marginal price, a single capacity price for base load and non-base load was introduced at (Won)7.61/kWh in order to avoid potentially excessive losses for KEPCO in its purchase of base load electricity. The base load marginal price in 2006 was (Won)18.95/kWh compared to the new price caps of (Won)32.20/kWh for nuclear fuels and (Won)32.68/kWh for coals. The base load capacity price and the non-base load capacity price were (Won)20.49/kWh and (Won)7.17/kWh, respectively, in 2006.

•

A regionally differentiated capacity price system was introduced by setting a standard capacity reserve ratio in the range between 12% and 20% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve ratio is the ratio of peak demand to the total available capacity. Under the amended system, generation units in a region that does not meet the standard capacity reserve ratio (which indicates that in such region available capacity is not sufficient to meet electricity demand), will receive increased capacity price. On the other hand, generation units in a region that exceeds the standard capacity reserve ratio (which indicates that in such region available capacity exceeds electricity demand) will receive reduced capacity price.

See “Business Overview—Power Purchase—Cost-based Pool System” for more details.

Adjustments to the Tariff

On January 15, 2007, the MOCIE adjusted our rate schedule by increasing the industrial rates and street-lighting rates by 4.2% and 4.2%, respectively, while making no changes to other rates. As a result of this rate adjustment, our average rate increased by 2.1%. See Item 4 “Business Overview—Sales and Customers—Rates” for more details.

The Public Agencies Management Act

On April 1, 2007, the Government-Invested Enterprise Management Basic Act, which was enacted in 1984, was abolished and the newly enacted Public Agencies Management Act took effect. Under the Public Agencies Management Act, the Minister of the Ministry of Planning and Budget designated us as a “market-oriented public enterprise,” as defined under this Act, on April 2, 2007, and we became subject to this Act accordingly. The Public Agencies Management Act has a number of implications for our corporate governances and requires a number of changes in the appointment process for our executive officers. In light of the Public Agencies Management Act, in the second half of 2007 the Government plans to submit to the National Assembly amendments to the Korea Electric Power Corporation Act and other laws that conflict with or conform to the Public Agencies Management Act. We plan to amend our articles of incorporation to reflect the relevant provisions of the Public Agencies Management Act at an extraordinary general meeting of our shareholders resolution in the second half of 2007. We also plan to revise our internal regulations as necessary to comply with the Public Agencies Management Act. See Item 6 “Corporate Governance—The Public Agencies Management Act.”

BUSINESS OVERVIEW

Introduction

We are an integrated electric utility company which is engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six consolidated generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2006, we and our generation subsidiaries owned approximately 88.7% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2006, we sold 349 billion kilowatt-hours of electricity. Of the 365 billion kilowatt-hours of electricity we purchased in 2006, 39.3% was generated by Korea Hydro & Nuclear Power Co., Ltd., our wholly-owned nuclear and hydroelectric power generation subsidiary. We also wholly own our five non-nuclear generation subsidiaries, Korea South-East Power Co., Ltd, or KOSEP, Korea Midland Power Co., Ltd., or KOMIPO, Korea Western Power Co., Ltd., or KOWEPO, Korea Southern Power Co., Ltd., or KOSPO, and Korea East-West Power Co., Ltd., or EWP.

For the year ended December 31, 2006, we had consolidated operating revenues of (Won)27,409 billion (US$29,472 million) and consolidated net income of (Won)2,226 billion (US$2,393 million) and for the year ended December 31, 2005, we had consolidated operating revenues of (Won)25,445 billion and consolidated net income of (Won)2,408 billion. Our operating revenues increased primarily as a result of a 4.9% increase in kilowatt hours of electricity sold in 2006. The increase in electricity sold was primarily attributable to a 4.6% increase in kilowatt hours of electricity sold to the industrial sector, a 5.6% increase in kilowatt hours of electricity sold to the commercial sector and a 4.6% increase in kilowatt hours of electricity sold to the residential sector. See Item 5 “Operating and Financial Review and Prospects—Operating Results.

Demand for electricity in Korea grew at a compounded average rate of 6.2% per annum for the five years ended December 31, 2006 compared to real gross domestic product, GDP, compounded growth rates of approximately 4.7% for the same period according to The Bank of Korea. The GDP growth rate was 5.0% for 2006 as compared to 4.0% in 2005. Demand for electricity in Korea increased by 4.9% from 2005 to 2006.

Historically, we have made substantial expenditures for construction of generation plants and other facilities to meet increased demand for electric power. Subject to the Restructuring Plan as discussed in “—Restructuring of the Electricity Industry in Korea” below, we and our generation subsidiaries plan to continue to make substantial expenditures to expand and enhance our generation, transmission and distribution system in the future. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements”.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power

Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government had acquired all of the outstanding shares of Korea Electric Company, Korea Electric Company dissolved and we were incorporated in 1981, assuming the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of June 15, 2007, the Government owned 51.07% (including indirect holdings by Korea Development Bank, which is wholly-owned by the Government) of the outstanding share of out common stock.

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

Phase I

During Phase I, which was the preparation stage for Phase II and ran from January 1, 1999 to April 2, 2001, we continued to be the principal electricity generator, with a few independent power producers supplying electricity to us under existing power purchase agreements. On February 23, 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generating capacity into five separate wholly-owned generation subsidiaries, namely, KOMIPO, KOSEP, KOWEPO, KOSPO and EWP, each with its own management structure, assets and liabilities. Our hydroelectric and nuclear generating capacity was transferred into a separate wholly-owned generation subsidiary, KHNP. On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries effective as of April 2, 2001.

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

Phase II

Phase II, which is the current phase, began on April 2, 2001. For Phase II, the Government introduced a competitive or bidding pool system under which we purchase power from the generation subsidiaries and other companies for transmission and distribution to customers. Such competitive bidding pool system was established on April 2, 2001 and is a cost-based system. For a further description of the pool system, see “—Power Purchase—Cost-based Pool System” below.

Pursuant to the Electricity Business Law amended on December 23, 2000, the Government established the Korea Power Exchange on April 2, 2001 to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission on April 27, 2001 to regulate the restructured Korean electricity industry and to ensure fair competition. As part of this process, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the MOCIE’s approval.

The Korea Electricity Commission’s main functions include implementation of necessary standards and measures for electricity market operation and review of matters relating to licensing participants in the Korean electricity industry. The Korea Electricity Commission also acts as an arbitrator in disputes involving utility rates and participants in the Korean electricity industry and consumers and investigates illegal or deceptive activities of the participants in the Korean electricity industry.

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the MOCIE released the basic privatization plan for five of our generation subsidiaries other than our nuclear and hydroelectric power generation subsidiary. Pursuant to this plan, we commenced the process for selling Korea South-East Power Co., Ltd., or KOSEP, in 2002. According to the original plan, this process was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base. In November 2003, KOSEP submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEP made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time. We intend to resume the stock listing process for KOSEP in due course, after taking into consideration the overall stock market conditions and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is limited to 30% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of sales, with a view to encouraging competition and assuring adequate electricity supply and debt service capability.

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In September 2003, the Tripartite Commission, which included, among others, representatives from the Government, the leading businesses and labor unions in Korea, established the Joint Study Group on Reforming Electricity Distribution Network to propose a methodology of introducing competition within the industry for distribution of electricity. In June 2004, based on a report published by this Joint Study Group, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize the distribution subsidiaries, and in lieu thereof, creating independent business divisions within us, namely, the “strategy business units”, as way of improving operational efficiency and internal competition among the business divisions. This resolution was adopted by the MOCIE in June 2004, and we subsequently commissioned a third party consultant to conduct a study on implementing plans related to the creation of the strategy business units and solicited comments on the study from various parties, including labor unions and the Government. Based on this study and the related comments, on September 25, 2006, we established nine strategy business units having a separate management structure with limited autonomy and separate financial accounting and performance evaluation criteria. The performance of these units is currently under evaluation for two years, and based on such evaluation, we may expand the use of strategic units or otherwise reformulate the structure of our business divisions. We cannot assure that the strategic business units will successfully achieve their intended goals of improving operational efficiency and internal competition among the business divisions.

Power Purchase

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act, which is responsible for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 62 as of December 31, 2006. We distribute electricity purchased through the Korea Power Exchange to the end users.

The price of electricity in the Korean electricity market is determined principally based on the cost of generating electricity using a system known as the “cost-based pool” system. In order to stabilize the cost of generating electricity against external factors such as movements in fuel costs and currency exchange rates as well as to ensure a fair rate of return for the generating companies, the cost-based pool system uses two-tiered pricing structures, namely the “base load” pricing for electricity generated from nuclear fuels and coal and the “non-base load” pricing for electricity generated from liquefied natural gas, or LNG, oil and hydroelectric power. The base-load fuels on average are substantially less expensive than the non-base load fuels. Under the cost-based pool system, the price of electricity has two principal components, namely the marginal price and the capacity price. The primary purpose of the marginal price is to compensate the generation companies for fuel costs, which represents the principal component of the variable costs of generating electricity. The marginal price is determined as the variable cost of the generation unit with the highest variable cost among the generation units that participate in the bidding and are selected to meet electricity demand for a given time slot. The selection is based on the merit of the price in the bids submitted. However, in order to prevent a generation company from reaping excessive profit as well as to maintain a balance in the respective profit margins of the generation companies and that of us who purchase electricity from them, price caps, known as “regulated market prices”, have been adopted as of January 1, 2007, with respect to the base load pricing. Currently, the price cap for electricity from nuclear fuels is (Won)32.20/kWh and that for electricity from coal is (Won)32.68/kWh. These price caps are subject to review every six months. There are currently no price caps with respect to non-base load pricing.

The primary purpose of the capacity price is to compensate the generation companies for the costs of constructing generation facilities and to properly incentivize new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading. Currently, the capacity price is (Won)7.61/kWh, which applies equally to base-load and non-base load generation units as of January 1, 2007.

The current power trading system is a result of continued efforts on the part of the participants in the Korean electricity industry to make it more efficient in light of the realities of generating and distributing electricity. In 2005, the Korea Power Exchange commissioned the Korea Development Institute to conduct a study for further improvements of the Korean electricity market. Based on this study, in which the Electricity Commission, the Korea Power Exchange, us and our generation subsidiaries also participated, further improvements on the cost-based pool system was adopted through amendments to the Electricity Market Codes December 2006 as follows:

•	The base load marginal price, which had been in effect until December 31, 2006, was abolished and new price caps with respect to the base load units as discussed above were introduced at a level substantially higher than the pre-existing base load marginal price. Following the abolition of the base load marginal price, a single capacity price for base load and non-base load was introduced at (Won)7.61/kWh in order to avoid potentially excessive losses for KEPCO in its purchase of base load electricity. The base load marginal price in 2006 was (Won)18.95/kWh compared to the new price caps of (Won)32.20/kWh for nuclear fuels and (Won)32.68/kWh for coals. The base load capacity price and the non-base load capacity price were (Won)20.49/kWh and (Won)7.17/kWh, respectively, in 2006.

•

A regionally differentiated capacity price system was introduced by setting a standard capacity reserve ratio in the range between 12% and 20% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve ratio is the ratio of peak demand to the total available capacity. Under the amended system, generation units in a region that does not meet the standard capacity reserve ratio (which indicates that in such region available capacity is not sufficient to meet electricity demand), will receive increased capacity price. On the other hand, generation units in a region that exceeds the standard capacity reserve ratio (which indicates that in such region available capacity exceeds electricity demand) will receive reduced capacity price.

In connection with the plan to form and privatize the distribution subsidiaries has been suspended (see “—Restructuring of the Electricity Industry in Korea—Suspension of the Plan to Form and Privatize Distribution Subsidiaries”), there was a discussion of replacing the current cost-based pool system with a more market-oriented system known as a two-way bidding pool system based on bidding by a pool of generating companies on the supply side and a pool of retail distributors (rather than us as the distributor of substantially all of electricity in Korea) on the demand side. However, we believe that due to the indefinite suspension of the restructuring plan, the two-way bidding pool system will not be adopted in the near future absent any unexpected change in government policy.

Power Trading Results

	For the Year Ended December 31, 2006
	Items	Volume (Gigawatt hours)	Percentage of Total Volume	Sales to KEPCO (in billions of Won)	Percentage of Total Sales	Unit Price (Won/kWh)
Generation Companies	KHNP	143,249	40.4%	5,555	29.2%	38.78
	KOMIPO	37,611	10.6	2,481	13.0	65.98
	KOSEP	41,516	11.7	1,973	10.4	47.52
	KOWEPO	37,046	10.4	2,417	12.7	65.24
	KOSPO	46,819	13.2	3,306	17.3	70.61
	EWP	40,515	11.4	2,512	13.2	62.00
	Others (1)	8,110	2.3	804	4.2	99.14

	Total	354,866	100.0%	19,048	100.0%	53.68

Energy Sources	Nuclear	142,115	40.1	5,456	28.6	38.39
	Bituminous coal	129,296	36.4	4,985	26.2	38.55
	Anthracite coal	5,184	1.5	286	1.5	55.11
	Oil	15,307	4.3	1,764	9.3	115.22
	LNG	2,511	0.7	333	1.7	132.45
	Combined cycle	54,738	15.4	5,601	29.4	102.32
	Hydro	3,106	0.9	261	1.4	84.03
	Pumped storage	1,740	0.5	261	1.4	150.13
	Others	869	0.2	101	0.5	116.22

	Total	354,866	100.0%	19,048	100.0%	53.68

Load	Base load	275,531	77.6	10,642	55.9	38.62
	Non-base load	79,335	22.4	8,406	44.1	105.95

	Total	354,866	100.0%	19,048	100.0%	53.68

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading.

Power purchased from Independent Power Producers with Power Purchasing Agreements

In 2006, we also purchased an aggregate of 10,370 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements, outside of the cost-based pool system of power trading. We purchased the entire power output of a privately-owned combined cycle unit, a number of hydroelectric units owned by the Government-owned Korea Water Resources Corporation and certain other small hydroelectric and other units owned by private businesses. These independent power producers had an aggregate capacity of 3,750 megawatts as of December 31, 2006.

Power Generation

The electricity generating systems of our generation subsidiaries as of December 31, 2006 consisted of a total of 380 generation units, including nuclear, thermal, hydro and internal combustion units, which had an aggregate installed generating capacity of 58,142 megawatts as of December 31, 2006. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined cycle units. Combined cycle units consist of either LNG-fired combined cycle units or oil-fired combined cycle units. In addition to the generating facilities that our generation subsidiaries own, we purchase power from several generating plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2006, the number of units, installed capacity and the average capacity factor for each type of generating facility that our generation subsidiaries own.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
KEPCO facilities:
Nuclear	20	17,716	92.3

Thermal:
Coal	40	18,465	86.9
Oil	18	4,388	37.3
LNG	6	1,538	9.3

Total thermal	64	24,391	73.1

Internal combustion	146	297	26.1
Combined cycle	90	11,288	54.8

Hydro	49	4,438	9.0

Wind	6	9	30.9

Solar	5	2	10.4

Total KEPCO facilities	380	58,142	71.6

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generation units at installed capacity expressed as a percentage.

The useful life of units of each type without substantial renovation is approximately as follows: nuclear and thermal, over 30 years; internal combustion, over 25 years; and hydroelectric, over 30 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We attempt to achieve efficient use of generating resources and diversification of generating capacity by fuel types. We have in the past relied principally upon oil-fired thermal generation units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generation units. While nuclear units are more expensive to construct than non-nuclear units of comparable capacity, nuclear fuel is less expensive than fossil fuels in terms of electricity per cost output. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electric energy, we seek to maintain nuclear power production capacity at approximately the level at which demand for electricity is continuously stable. For production during those times when actual demand exceeds the level of continuous demand, we rely on units fired by fossil fuel and hydroelectric units, which can be started and shut down more efficiently than nuclear units. Bituminous coal is currently the cheapest thermal fuel per kilowatt-hour of electricity produced, and therefore we have sought to maximize the use of bituminous coal for generation needs in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid start-up and shutdown, and therefore we have used such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per cost.

Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to continue to add additional thermal and internal combustion units. Such units may be completed more quickly than new nuclear units.

The table below sets forth for each of the five years ended December 31, 2006 the amount of electricity generated by facilities linked to our grid system, and the amount of power used or lost in connection with transmission and distribution.

	2002	2003	2004	2005	2006	% of 2006 Gross Generation(1)
	(million kilowatt hours and percent)
Electricity generated by generation subsidiaries:
Nuclear	119,103	129,671	130,715	146,779	148,749	39.0
Thermal:
Coal	119,665	121,931	128,547	134,892	140,346	36.8
Oil	17,493	16,664	16,084	15,529	14,307	3.8
LNG	1,771	1,674	733	786	1,258	0.3

Total thermal	138,929	140,269	145,364	151,207	155,911	40.9
Internal combustion	353	370	407	575	677	0.2
Combined cycle	30,535	33,075	47,652	48,311	54,174	14.2

Hydro	3,262	3,479	3,042	2,867	2,914	0.8

Wind	—	—	11	19	21	0.0

Solar				—	1	0.0
Total generation	292,182	306,866	327,191	349,758	362,447	95.1
Electricity purchased from others:
Thermal	12,242	12,178	12,137	12,559	16,429	4.3
Hydro	2,049	3,408	2,820	2,322	2,305	0.6

Total purchased	14,291	15,586	14,957	14,881	18,734	4.9
Gross generation	306,474	322,452	342,148	364,639	381,181	100.0
Auxiliary use(2)	13,728	14,226	15,268	16,452	15,812	4.1
Pumping storage(3)	2,688	2,581	1,994	1,980	2,315	0.6

Total net generation(4)	290,058	305,645	324,886	346,207	363,054	95.2

Transmission and distribution losses	12,994	13,539	14,490	15,615	14,587	4.0

Notes:

(1)	Unless otherwise indicated, the percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumping storage represents electricity consumed during low demand periods in order to store water which will be utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation subtracted by auxiliary use and pumping storage.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of each period (including units generating electricity primarily for sale to us) and peak and average load in each of the five years ended December 31, 2006.

	2002	2003	2004	2005	2006
	(Megawatts)
Total capacity	53,801	56,053	59,961	62,258	65,514
Peak load	45,773	47,385	51,264	54,631	58,994
Average load	34,986	36,810	39,058	41,625	43,514

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operations. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to Korea Hydro & Nuclear Power Co., Ltd, or KHNP.

Currently, KHNP owns and operates 20 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin as well as 27 hydroelectric generation units.

The table below sets forth as of and for the year ended December 31, 2006, the number of units, installed capacity and the average capacity factor for the two types of generating facility.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	92.3
Hydroelectric	27	534	24.6

Total	47	18,250

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generation units at installed capacity expressed as a percentage.

In April 2005, the Ulchin-6 nuclear generation unit commenced its operations. We are currently building four additional nuclear generation units, each with a 1,000-megawatt capacity at the Shin Kori and Shin Wolsong sites. We expect to complete these units between 2010 and 2012. In addition, we plan to build four additional nuclear units, each with a 1,400 megawatt capacity, at the Shin Kori and Shin Ulchin sites.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units KHNP owned as of December 31, 2006.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of operations	Installed Capacity
					(Megawatts)
Kori-1	PWR	W	GEC	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC	1985	950
Kori-4	PWR	W	GEC	1986	950
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W	1986	950
Yonggwang-2	PWR	W	W	1987	950
Yonggwang-3	PWR	H, CE	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE	H, GE	1998	1,000
Ulchin-4	PWR	H, CE	H, GE	1999	1,000
Ulchin-5	PWR	D, CE	D, GE	2004	1,000
Ulchin-6	PWR	D, CE	D, GE	2005	1,000

Total nuclear					17,716

Notes:

(1)	PWR means pressurized light water reactor; PHWR means pressurized heavy water reactor.
(2)	W means Westinghouse Electric Company (U.S.A.); AECL means Atomic Energy Canada Limited (Canada); F means Framatome (France); H means Hanjung; CE means Combustion Engineering (U.S.A.); D means Doosan Heavy Industries.
(3)	GEC means General Electric Company (UK); P means Parsons (Canada and UK); W means Westinghouse Electric Company (U.S.A); A means Alsthom (France); H means Hanjung; GE means General Electric (U.S.A.); D means Doosan Heavy Industries.

The table below sets forth certain information for 2006 with respect to each nuclear generation unit KHNP owned. In 2006, the fuel cost was (Won)5.8 per kilowatt hour.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	90.2%	(Won)	5.9
Kori-2	91.4		6.0
Kori-3	88.4		5.4
Kori-4	88.8		5.5
Wolsong-1	91.4		8.5
Wolsong-2	99.7		7.4
Wolsong-3	94.0		7.6
Wolsong-4	100.4		7.6
Yonggwang-1	91.1		5.5

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Yonggwang-2	99.6		5.2
Yonggwang-3	87.5		5.9
Yonggwang-4	99.9		5.3
Yonggwang-5	88.9		5.8
Yonggwang-6	91.8		4.9
Ulchin-1	87.7		5.0
Ulchin-2	96.0		5.0
Ulchin-3	96.8		4.9
Ulchin-4	90.7		5.1
Ulchin-5	90.6		5.6
Ulchin-6	85.2		6.1

Total nuclear	92.3%	(Won)	5.8

The average capacity factor of all of our nuclear units in aggregate has been maintained at 87.3% or more in each year since 1995.

Under extended cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between shutdowns for refueling and maintenance. This operational strategy of extended cycle has been adopted for all of our pressurized light water reactor units since 1987 and will spread to newly commenced units. Average shutdown periods for routine fuel replacement and maintenance varied from 30 to 40 days.

KHNP’s nuclear units experienced an average of 0.55 unplanned shutdowns per unit in 2006. In the ordinary course of operation, KHNP’s nuclear units routinely experienced damage and wear and tear and were repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operations in 1978. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses”.

Hydroelectric

The table below sets forth as of and for the year ended December 31, 2006 certain information regarding each hydroelectric plant.

Name (Number of Plants)	Classification	Year Built	Installed Capacity	Average Capacity Factor for the twelve months ended December 31, 2006
			(Megawatts)	(Percent)
Hwacheon (4)	Dam waterway	1944	108.00	16.8%
Chuncheon (2)	Dam	1965	57.60	19.4
Euiam (2)	Dam	1967	45.00	34.0
Cheongpyung (3)	Dam	1943	79.60	33.7
Paldang (4)	Dam	1973	120.00	35.0
Seomjingang (3)	Basin deviation	1945	34.80	41.5
Boseonggang (2)	Basin deviation	1937	4.50	60.7
Kwoesan (2)	Dam	1957	2.60	35.8
Anheung (3)	Dam waterway	1978	0.48	24.3
Kangreung (2)	Basin deviation	1991	82.00	—

Total hydroelectric			534.58	24.6%

The Government-owned Korea Water Resources Corporation assumes full control of multi-purpose dams, while KHNP maintains the dams used for power generation. Existing hydroelectric power plants have exploited most of the water resources in the Republic available for commercially viable hydroelectric power generation. Consequently, KHNP expects that no new major hydroelectric power plants will be built in the foreseeable future. Due to the ease of its start-up and shut-down mechanism, hydroelectric power generation is reserved for peak periods.

Korea South-East Power Co., Ltd.

As of December 31, 2006, Korea South-East Power Co., Ltd., or KOSEP, had 12 thermal units, including ten coal-fired units with aggregate installed capacity of 5,165 megawatts and two oil-fired units with aggregate installed capacity of 530 megawatts. KOSEP also had combined cycle and internal combustion units with aggregate installed capacity of 900 megawatts and pumped storage units with aggregate installed capacity of 600 megawatts. KOSEP had a total installed capacity of 7,195 megawatts.

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSEP owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	15	3,240	86.48	(Won)	20.90
Yong Hung #1, 2	2	1,600	83.10		20.75
Anthracite:
Yongdong #1, 2	30	325	54.59		63.90
Oil-fired:
Yosu #1, 2	30	529	29.88		85.67

Total thermal	14	5,694	78.46	(Won)	24.81

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor, and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSEP owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined Cycle and Internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	13	900	52.17%	(Won)	105.38
Pumped storage(1):
Muju #1, 2	12	600	6.87		50.06

Note:

(1)	During periods of low energy usage, these pumped storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

Korea Midland Power Co., Ltd.

As of December 31, 2006, Korea Midland Power Co., Ltd., or KOMIPO, had 19 thermal units, including eight coal-fired units with aggregate installed capacity of 3,400 megawatts, five oil-fired units with aggregate installed capacity of 255 megawatts and six LNG-fired units with aggregate installed capacity of 1,537.5 megawatts, constituting a total installed capacity of 5,192.5 megawatts for its thermal units. KOMIPO also had 15 combined cycle and internal combustion units with aggregate installed capacity of 2,303.5 megawatts, two wind-power units with aggregate installed capacity of three megawatts, four pumped storage units with an aggregate installed capacity of 1,000 megawatts and two hydroelectric units with installed capacity of 1.4 megawatt.

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOMIPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	16.5	3,000	89.0%	(Won)	20.6
Anthracite:
Seocheon #1, 2	23.6	400	58.3		77.2
Oil-fired:
Jeju #1, 2, 3, 4, 5	11.3	255	59.1		104.0
LNG-fired:
Seoul #4, 5	36.1	387.5	55.2		133.6
Incheon #1, 2, 3, 4	31.2	1,150	2.1		195.7

Total thermal	21.2	5,192.5	52.7%	(Won)	33.8

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOMIPO owned.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6,7, 8; steam turbine #1, 2, 3, 4	7.3	1,800	53.2%	(Won)	82.9
Incheon gas turbine #1, 2; steam turbine #1	1.7	503.5	81.6		75.7

Total combined cycle and internal combustion	4.3	2,303.5	59.4%	(Won)	80.5

Wind-powered:
Yangyang #1, 2	0.7	3	14.7%		–
Pumped storage:
Yangyang #1, 2, 3, 4	0.9	1,000	41.7%	(Won)	56.0
Hydroelectric:
Yangyang	1.4	1.4	27.0%		–

Korea Western Power Co., Ltd.

As of December 31, 2006, Korea Western Power Co., Ltd., or KOWEPO, had ten thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and four oil-fired units with aggregate installed capacity of 1,400megawatts, constituting a total installed capacity of 4,400 megawatts for its thermal units. KOWEPO also had 21 combined cycle units with aggregate installed capacity of 2,280 megawatts and four pumped storage units with aggregate installed capacity of 1,200 megawatts and one photovoltaic units with aggregate installed capacity of 0.12 megawatts.

The table below sets forth as of and for the year ended December 31, 2006 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel costs of the thermal units KOWEPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Taean #1, 2, 3, 4, 5, 6	8.6	3,000	90.1%	(Won)	21.00
Oil-fired:
Pyeongtaek #1, 2, 3, 4	25.1	1,400	39.7%	(Won)	85.71

Total thermal	13.8	4,400	74.1%	(Won)	32.04

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle units KOWEPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle:
Pyeongtaek combined cycle	13.8	480	12.0%	(Won)	101.64
West Incheon combined cycle	14.5	1,800	56.0%	(Won)	81.81

Total combined cycle	14.4	2,280	46.7%	(Won)	82.88

Pumped storage:
Samryangjin #1,#2	21.1	600	6.4%	(Won)	50.93
Cheongsong #1,#2	0.1	600	4.9%	(Won)	46.00

Total Pumped storage	10.6	1,200	6.2%	(Won)	50.16

Photovoltaic power generation:
Taean site	1.4	0.12	11.9%	(Won)	—

Korea Southern Power Co., Ltd.

As of December 31, 2006, Korea Southern Power Co., Ltd., or KOSPO, had eleven thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and five oil-fired units with aggregate installed capacity of 520 megawatts, constituting a total installed capacity of 3,520 megawatts for its thermal units. KOSPO also had 27 combined cycle and four internal combustion units with aggregate installed capacity of 3,745 megawatts and two pumped storage units with aggregate installed capacity of 400 megawatts and four wind power units with aggregate installed capacity of six megawatts.

The table below sets forth as of and for the year ended December 31, 2006 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6	8.0	3,000	91.9%	(Won)	19.18
Oil-fired:
Youngnam#1, 2	35.2	400	20.9		98.31
Nam Jeju #1, 2, 3	4.8	120	49.7		87.63

Total thermal	11.0	3,520	82.4%	(Won)	21.95

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumped storage units and wind power units KOSPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Shin Incheon combined cycle #3, 4	10.3	1,800	77.2	(Won)	80.5
Busan combined cycle #1, 2	3.3	1,800	67.7	(Won)	79.4
Hallim combined cycle	10.6	105	19.4	(Won)	205.8
Nam Jeju internal combustion	15.8	40	71.7	(Won)	87.6

Total combined cycle and internal combustion	7.2	3,745	70.9	(Won)	81 0

Cheongpyeong Pumped storage	27.2	400	3.4	(Won)	45.8
Hankyung Wind	2.9	6	33.6	(Won)	—

Korea East-West Power Co., Ltd.

As of December 31, 2006, Korea East-West Power, Co., Ltd., or EWP, had 16 thermal units, including ten coal-fired units with aggregate installed capacity of 3,900 megawatts and six oil-fired units with aggregate installed capacity of 1,800megawatts, constituting a total installed capacity of 5,700 megawatts for its thermal units. EWP also had 17 combined cycle with aggregate installed capacity of 2,100 megawatts and two pumping storage units with aggregate installed capacity of 700 megawatts.

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units EWP owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6	4.8	3,000	90.77%	(Won)	20.66
Honam #1, 2	33.7	500	83.98		28.70
Anthracite:
Donghae #1, 2	7.8	400	63.42		56.78
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	30.8	1,800	38.18		89.17

Total thermal	15.3	5,700	71.23%	(Won)	35.43

The table below sets forth as of and for the year ended December 31, 2006, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined and pumping storage units EWP owned.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	11.8	1,200	34.82%	(Won)	86.04
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	12.8	900	39.11		109.36

Total combined cycle and internal combustion	12.2	2,100	36.66%	(Won)	96.70

Pumped storage:
Sancheong #1, 2	5.2	700	7.98%	(Won)	50.37

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

Power Plant Recommissioning

Power Plant	Capacity	Completed, in year	Extension	Company
Taean #1~6	3,000MW (500MW×6)	FGD(1): 1998 to 2002 SCR(2): 2005 to 2007 EP(3): 1995 to 2002 LNCS(4):1995 to 2002	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350×4)	FGD(1): 2005 SCR(2): 2006 to 2007 EP(3): 1992	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (GT 150 MW ×8) (ST 75 MW ×8)	Gas Turbine upgrade (2003 to 2006)	Efficiency improvement	KOWEPO
Honam #1	250MW	1998	13 years	EWP
Honam #2	250MW	1999	13 years	EWP
Hadong #1~6	3,000 MW (500×6)	SCR: 2005 to 2007	Anti-pollution	KOSPO
Boryeong #3-6	2,000 MW (500×4)	FGD: 1996 to 1999 SCR: 2006 to 2007	Anti-pollution	KOMIPO
Incheon #1-4	1,150 MW (250×2,) (325×2)	SCR: 2002 to 2005	Anti-pollution	KOMIPO
Seoul #4,5	287.5MW (137.5×1) (250×1)	SCR: 2001 to 2002	Anti-pollution	KOMIPO
Seocheon #1,2	400MW (200×2)	FGD: 1998	Anti-pollution	KOMIPO
Incheon #1,2	500MW (250×2)	1996(#1) 2002(#2)	10 years	KOMIPO
Yosu #2	340MW	2010	25 years	KOSEP

Notes:

(1)	FGD means a flue gas desulphurization system.
(2)	SCR means a selective catalytic reduction system.
(3)	EP means an electrostatic precipitation system.
(4)	LNCS means a low nitrodioxide (NO2) combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there are 21 electricity suppliers that are licensed to distribute electricity in 21 districts of Korea as of March 31, 2007. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Commerce, Industry and Energy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. Currently, one district is using this system and 20 other districts are preparing to launch it. The percentage of electricity supplied by the supplier in that one district accounts for less than 1% of the total electricity supplied in Korea. The generation capacity installed or under construction of the electricity suppliers in the 21 districts amounted to approximately 1.5% of the generation capacity of our generation subsidiaries as of December 31, 2006.

As of December 31, 2006, our transmission system consisted of approximately 29,276 circuit kilometers of lines of 765 kilovolts and others including high voltage direct currents, and we had in operation 646 substations with an aggregate installed transformer capacity of 216,277 megavolt-amperes

Our distribution system consists of 88,265 megavolt-amperes of transformer capacity and 7.6 million units of support with a total line length of 393,304 circuit kilometers.

In recent years, we have made substantial investments in our transmission and distribution systems to increase capacity and improve efficiency. Our current projects include increasing transmission capability of the existing transmission lines. Our transmission and distribution loss factor was 4.02% in 2006.

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

Fuel

Nuclear

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets.

In 2006, KHNP purchased 100%, or 3,732 tons, of its uranium concentrates requirement under long-term supply contracts with suppliers in Australia, Canada, Kazakhstan, France, and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. Non-Korean suppliers provide the conversion and enrichment of uranium concentrates and Korean suppliers provide fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under long-term and medium-term contracts and, in part, through spot market purchases.

Coal

As of December 31, 2006, 29.8% and 1.9% of our total installed generating capacity was represented by plants burning bituminous coal and anthracite coal, respectively.

In 2006, our generation subsidiaries purchased 50.6 million tons of bituminous coal, of which approximately 37.6%, 35.4%, 18.5%, 6.2%, and 2.4% were imported from Indonesia, Australia, China, Russia and others, respectively. Approximately 81.5% of the bituminous coal requirements of our generation subsidiaries in 2006 were purchased under long-term contracts with the remaining 18.5% purchased from the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts was approximately (Won)48,923 in 2006. In recent years, the price of bituminous coal has increased significantly. Due to such price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries may not be able to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO— Increase in fuel prices will adversely affect our results of operations and profitability”.

In 2006, our generation subsidiaries purchased 2.3 million tons of anthracite coal. Our generation subsidiaries purchase our anthracite coal requirements in Korea under long-term contracts with Korea Coal Corporation, which is wholly-owned by the Government, and the Korea Coal Mines Cooperative. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was approximately (Won)91,895 in 2006.

Oil

In 2006, our generation subsidiaries purchased approximately 23.4 million barrels of fuel oil (including gasoline for internal combustion), of which 31.4% was purchased through competitive open bidding among five Korean refiners for a three-month terms of supply and the remainder was purchased through international open bidding (including local refineries and traders) for individual cargoes. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was approximately (Won)56,840 in 2006.

LNG

In 2006, we purchased approximately 7.9 million tons of LNG from Korea Gas Corporation, a Korean corporation of which we own 24.5%. We entered into a 20-year LNG supply contract with Korea Gas Corporation expiring in November 2006. Under the terms of the LNG contract, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Our generation subsidiaries are under a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity. The annual purchase price for LNG is determined by our negotiation with Korea Gas Corporation, subject to approval by the MOCIE. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Brunei, Qatar, Oman, Australia, Egypt and Nigeria and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under such contract was approximately (Won)590,033 in 2006.

The LNG supply contract with Korea Gas Corporation was renewed for an additional 20-year term from January 2007 through December 2026. Under the renewed contract, all of our five non-nuclear generation subsidiaries are jointly and severally liable for a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity in the amount of approximately 8.2 million tons. In addition, the annual minimum purchase quantity of LNG to be purchased from Korea Gas Corporation will exclude any amount of LNG purchased from a source other than Korea Gas Corporation. We believe quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years.

Hydroelectric

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including domestic and industrial consumption, agriculture and irrigation. Pumped storage enables us to increase available supplies of water for use during periods of peak demand.

Sales and Customers

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 6.2% per annum for the five years ended December 31, 2006. According to The Bank of Korea, the real gross domestic product, or GDP, compounded growth rate was approximately 4.7% for the same period. The GDP growth rate was 4.0% in 2005 and 5.0% for 2006.

The rapid growth in Korea’s economy since the early 1960s has resulted in substantial growth in the demand for electricity. While the worldwide economic recession of the early 1980s slowed economic growth in Korea, in the latter half of the 1980s, Korean economy resumed its rapid growth and resulted in a substantial increase in demand for electricity. Following the Asian financial crisis in 1998, electricity demand contracted in Korea for several years, but resumed stable growth in the early 2000s with an annual growth rate between 5% and 8%. Demand for electricity increased by 8.0% from 2001 to 2002, by 5.4% from 2002 to 2003, by 6.3% from 2003 to 2004, by 6.5% from 2004 to 2005, and by 4.9% from 2005 to 2006. In 2006, demand for electricity grew at a rate slightly lower than the GDP, which grew by 5.0% over the same period, primarily due to a slight decrease in demand for electricity from the industrial sector related to the continued overseas transfer of manufacturing facilities and a downturn in business cycle. Demand for electricity from the industrial section grew by 5.2% in 2005 compared to 2004 and 4.6% in 2006 compared to 2005, and represented 52.6% and 52.5% of the total demand for electricity in 2005 and 2006, respectively. We cannot assure you that demand for electricity will grow at an equal or faster rate than the GDP growth in the future.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2002	2003	2004	2005	2006
Growth in GDP (at 2000 constant prices)	7.0%	3.1%	4.6%	4.0%	5.0%
Growth in electricity consumption	8.0%	5.4%	6.3%	6.5%	4.9%

Electricity demand in Korea varies within each year for a variety of reasons other than the general growth in demand. Electricity demand tends to be higher during daylight hours due to heightened commercial and industrial activities and electrical appliance use. Due to the use of heating, electricity demand is higher during the winter than during any other season. Variation in weather conditions may also cause significant variation in electricity demand.

Demand by the Type of Usage

The table below sets forth the consumption of electric power by the type of usage for the periods indicated.

	2002	Yoy growth %	2003	Yoy growth %	2004	Yoy growth %	2005	Yoy growth %	2006	Yoy growth %	% of Total 2006
Residential	58,469	11.8	62,432	6.8	65,490	4.9	69,555	6.2	72,730	4.6	20.9
Commercial	57,428	9.1	61,626	7.3	67,476	9.5	73,716	9.2	77,809	5.6	22.3
Educational	2,954	11.9	3,351	13.5	3,774	12.6	4,309	14.2	4,790	11.2	1.4
Industrial	151,196	6.4	157,812	4.4	166,223	5.3	174,945	5.2	183,067	4.6	52.5
Agricultural	6,328	3.0	6,147	-2.9	6,766	10.1	7,318	8.2	7,636	4.3	2.2
Street lighting	2,076	10.6	2,197	5.8	2,367	7.7	2,570	8.6	2,687	4.6	0.8

Total	278,451	8.0	293,566	5.4	312,096	6.3	332,413	6.5	348,719	4.9	100.0

Demand for electricity increased by 3.0% to 93,771 million kilowatt hours from the first quarter of 2006 to the first quarter of 2007.

The industrial sector represents the largest segment of electricity consumption in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 60.5% of total demand in 1997 to 52.5% in 2006. Demand from the industrial sector increased by 4.6% to 183,067 million kilowatt hours in 2006 as compared to 2005.

Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The rapid expansion of the service sector of the Korean economy has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 5.6% to 77,809 million kilowatt hours in 2006 as compared to 2005.

In 2006, we provided electricity to 12 million households, or almost all of the households in Korea. Continuing increase in demand from the residential sector is due primarily to an increase in population and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 4.6% to 72,730 million kilowatt hours in 2006 as compared to 2005.

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

	2002	2003	2004	2005	2006
Facility reserve ratio	15.3	18.4	15.3	13.0	9.8
Supply reserve ratio	13.9	17.1	12.2	11.3	10.5

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generating capacity through the addition of new generating facilities, we also implement several measures to curtail electricity consumption, especially during peak periods. The principal measure we take is to apply, for large-scale customers, time-of-use rate schedules, which are structured so that higher tariffs are charged at the time of peak demand; we apply a progressive rate structure for the residential use of electricity. Other incentives to curtail electricity consumption includes a subsidy to consumers of electricity from a public fund for peak load reduction and adjusting vacation or repair schedules for average load reduction during summer peak hours. In addition, the Government implements various energy-saving programs such as having certain policy banks provide loans on favorable terms for installation of energy-efficient air conditioners in new buildings.

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

Fair investment return is equal to the rate base times the rate of return. The rate base is equal to the sum of:

•	net utility plant in service (which is equal to utility plant minus accumulated depreciation minus revaluation reserve),

•	working capital for two months (equal to one-sixth of annual operating expenses other than depreciation expenses and any other non-cash expenses),

•	our equity interests in generation subsidiaries, and

•	the portion of construction-in-progress which was charged from our retained earnings.

The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval. There is no provision for prior period adjustments to compensate us.

For the purpose of determining the fair rate of return, the rate base is divided into two components proportionate to our total stockholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, or KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2005, the approved rate of return on the debt component of the rate base was 2.9% while the approved rate of return on the equity component of the rate was 7.1%. As a result of such approved rates of returns, the fair rate of return in 2005 was determined as 6.1%.

The Electricity Business Law and the Price Stabilization Act do not specify a basis for determining the reasonableness of operating expenses or any other items (other than the level of the fair investment return) for the purposes of the rate calculation. However, the Government exercises substantial control over our budgeting and other financial and operating decisions.

In addition to the calculations described above, a variety of other factors are considered in setting overall rate levels. These other factors include consumer welfare, our projected capital requirements, the effect of electricity rates on inflation in Korea and the effect of rates on demand for electricity.

In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of rate approvals principally as a result of declining fuel costs and a higher than expected growth in demand. As a result, the rates were reduced by an average of 7.6% in 1987, 7.6% in 1988, 7.0% in 1989 and 3.7% in 1990. However, primarily because of changes in fuel prices and the growth in capital investment, and in order to encourage conservation of electricity and secure internal cash for capital expenditures, the rates were increased by an average of 4.9% in June

1991, 6.0% in February 1992 and 4.2% in May 1995. More recently, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, rates were increased by 5.9% in July 1997, 6.1% in January 1998, 5.3% in November 1999 and 4.0% in November 2000. From 1997 through 2000, our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals.

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

Our current rate schedule, which was last revised on January 15,2007 is summarized below by the type of consumer:

Industrial. The basic charge varies from (Won)4,100 per kilowatt to (Won)5,520 per kilowatt depending on the type of contract, the voltage used and the option of rate. Energy usage charge varies from (Won)30.40 per kilowatt hour to (Won)129.10 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

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

Educational. The basic charge varies from (Won)4,090 per kilowatt to (Won)4,970 per kilowatt depending on the voltage used and the option of rate. Energy usage charge varies from (Won)43.10 per kilowatt hour to (Won)73.00 per kilowatt hour depending on the voltage used, the season and the rate option.

Agricultural. The basic charge varies from (Won)340 per kilowatt to (Won)1,070 per kilowatt depending on the type of usage. The energy usage charge varies from (Won)20.60 per kilowatt-hour to (Won)36.40 per kilowatt hour depending on the type of usage.

Street-lighting. The basic charge is (Won)4,030 per kilowatt and the energy usage charge is (Won)55.30 per kilowatt hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, the fixed rate of (Won)24.10 per watt applies, with the minimum charge per month of (Won)780.

The MOCIE adjusts the rate schedule from time to time. In particular, residential tariff structure has undergone significant changes over time. Following the oil crisis of 1973 as a way of encouraging reasonable and economical usage of energy, including electricity, our rate structure for residential electricity usage has been progressive since 1974, with seven different rates applying progressively depending on the average amount of electricity used. When the average residential electricity rates increased by 3.3% in November 2000, rates for electricity usage below 300 kilowatt hours did not increase, but the rates were further increased by 20% for electricity usage between 301 kilowatt hours and 400 kilowatt hours and by 40% for electricity usage over 400 kilowatt hours. As a result of the continuing increase in electricity usage of the average household, however, effective June 1, 2002, the previous base amount of 300 kilowatt hours for the application of progressive rates was raised to 400 kilowatt hours. In addition, effective June 1, 2002, residential high-voltage rates were also established by taking into account the gap between the costs of high-voltage and low-voltage electricity.

On January 1, 2003, as part of a plan to improve the rate structure, the MOCIE adjusted the rates among the various types of consumers by increasing the industrial rates by 2.5% while decreasing the residential and commercial rates by 2.2% and 2.0%, respectively.

On March 1, 2004, the MOCIE adjusted our rate schedule, which resulted in a 1.5% reduction in our average rate with a decrease in residential, commercial and educational rates by 2.8%, 3.5% and 3.0%, respectively, and no change in the industrial rates.

On December 28, 2005, in light of increases in fuel prices and our liquidity requirement, the MOCIE adjusted our rate schedule which increased the industrial, residential, commercial and agricultural rates by 3.3%, 2.4%, 2.8% and 0.9%, respectively, and decreased the educational rates by 15.3%. As a result of this rate adjustment, our average rate increased by 2.8%.

On January 15, 2007, the MOCIE further adjusted our rate schedule by increasing the industrial rates and street-lighting rates by 4.2% and 4.2%, respectively, while making no changes to other rates. As a result of this rate adjustment, our average rate increased by 2.1%.

In April 2001, as part of implementing the Restructuring Plan, the MOCIE established the Electric Power Industry Basis Fund to enable the Government to take over the public services previously performed by KEPCO. Since the establishment of this fund to April 1, 2001, 4.591% of the tariff we collected from our customers was transferred to this fund prior to our recognizing sales revenue. This percentage was reduced to 3.700% effective December 28, 2005.

As of January 15, 2007, no discussion on future tariff adjustment is officially underway between the Government and us.

Power Development Strategy

The Government typically announces a Long-Term Electricity Supply and Demand Basic Plan, or a Basic Plan, every two years to reflect demand growth projections, availability and cost of financing, changes in prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors.

In December 2006, the Government announced the third Basic Plan in December 2006. The third Basic Plan focuses on, among other things, (1) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (2) equilibrating the supply and demand of electricity at the regional-level through region-specific planning for capacity expansion, (3) giving greater weight to environmental issues by proactively addressing some of the concerns identified under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, (4) improving the accuracy of electricity supply forecast by adopting as its basis the effective supply reserve ratio, which takes into account only those generation units that are capable of generating electricity at times of peak demand, rather than the overall supply reserve ratio, which has been traditionally used and takes into account the supply capability of all generation units regardless of whether they are actually capable of generating electricity at times of peak demand, and (5) improving the transparency and the level of specializing in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the third Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users.

Capital Investment Program

The table below sets forth, for each of the three years ended December 31, 2006, the amounts of capital expenditures (including capitalized interest) for the construction of generating, transmission and distribution facilities:

2004	2005		2006
(In billions of Won)
(Won) 6,287	(Won)	6,719	(Won)	7,469

In accordance with the third Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 19,288 megawatts during the period from 2007 to 2020 by newly constructing of eight nuclear units, 15 coal-fired units, two oil-fired units, seven LNG-combined units, and two pumped storage hydroelectric units and others. According to the third Basic Plan, the total capacity of all generating facilities at the end of 2020 will be 77,325 megawatts, of which nuclear power plants will account for 29.0% of the total capacity, coal-fired plants 27.0%, LNG combined plants 28.0%, oil-fired plants 2.0% and hydroelectric and other plants 14.0%.

The table below sets forth the currently estimated date of completion and installed capacity of new or expanded generation units to be completed by our generation subsidiaries according to the Basic Plan in each year through the year 2010.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2007	3	Coal-fired	1,500
	1	Oil-fired	100
2008	5	Coal-fired	2,870
2009	2	Coal-fired	1,370
	1	Oil-fired	40
	2	LNG-combined	1,200
2010	1	Nuclear power	1,000
	2	LNG-combined	900

In the years between 2011 and 2020, our generation subsidiaries plan to complete seven nuclear units with an aggregate installed capacity of 8,600 megawatts, five coal-fired unit with an aggregate installed capacity of 4,040 megawatts, three LNG-combined units with an aggregate installed capacity of 1,700 megawatts and two pumped storage hydroelectric units with an aggregate installed capacity of 800 megawatts.

As part of our capital investment program, we also intend to add new transmission lines and substations and to continue to replace overhead lines with underground cables and to improve the existing transmission and distribution systems.

The actual number and capacity of generation units and transmission and distribution facilities we and our generation subsidiaries construct and the timing of such construction are subject to change depending upon a variety of factors, including, among others, demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations and community opposition.

The table below sets forth, for the years from 2007 to 2010, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation and transmission and distribution facilities pursuant to our generation subsidiaries’ and our capital investment program. The budgeted amounts may vary from the actual amounts of our generation subsidiaries’ capital expenditures for a variety of reasons, including, among others, the implementation of the Restructuring Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2007		2008		2009		2010		Total
	(in billions of Korean won)
Generation:
Nuclear	(Won)	3,010	(Won)	3,548	(Won)	3,947	(Won)	3,928	(Won)	14,433
Thermal		3,164		2,451		1,890		1,615		9,120

Sub-total		6,174		5,999		5,837		5,543		23,553
Transmission and Distribution:
Transmission		1,806		2,139		1,757		1,581		7,283
Distribution		1,951		1,997		2,132		2,378		8,458
Others		765		590		751		961		3,067

Sub-total		4,522		4,726		4,640		4,920		18,808

Total	(Won)	10,696	(Won)	10,725	(Won)	10,477	(Won)	10,463	(Won)	42,361

Environmental Programs

The Environment Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this report as the Environmental Acts, are the major acts of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change and development of renewable energy sources, we formed the Committee on Climate Change and the Committee on Renewable Energy in 2005. In addition, we plan to establish a team to jointly coordinate our activities and those of our generation subsidiaries in respect of environmental compliance with the foregoing and anticipated future international agreements which previously were implemented separately.

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

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2006.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	10	7	6	9	9
Selective Non-Catalytic Reduction System	—	—	—	8	2
Selective Catalytic Reduction System	4	10	4	9	8
Electrostatic Precipitation System	12	12	6	14	16
Low NO2 Combustion System	8	20	6	24	6
Total	34	49	22	64	41

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries except for KHNP.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2004	309	483	13	433
2005	214	414	12	429
2006	186	315	9	423

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environmentally friendly measures to foster community goodwill. For instance, in October

2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl (PCBs), a toxin, from the insulating oil of our transformers by 2015. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for instance, by using more environmentally friendly technologies and hardware. In addition, we also undertake measures to minimize the transmission and distribution loss factor by making our power distribution network more energy-efficient in terms of loss of power and using such highly parts and components, as well as to minimize consumption of energy, water and other natural resources.

Such measures we take, including the use of environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for installation of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation and operation of such equipment and related liquidity requirement will depend upon a variety of factors which may be beyond our control. There is no assurance that we will continue to be in material compliance with legal or social standards or requirement in the future in relation to the environment.

Renewable Energy

Some of the generation facilities owned by us and our generation subsidiaries are powered by renewable energy sources, such as solar energy, wind power and hydraulic power. While such facilities are currently insignificant as a proportion of the total generating capacity or the generation volume of our generation subsidiaries, we expect that the portion will increase in the future.

The following table sets forth the generating capacity and generation volume in 2006 of the generation facilities owned by us and our generation subsidiaries that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	538.2	1,160.3
Wind Power	9.0	19.6
Solar Energy	2.2	1.9
Fuel Cells	0.3	0.3
Subtotal	549.7	1,182.1

As percentage of total(1)	1.0%	0.3%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

In July 2005, we and our generation subsidiaries entered into an agreement with the Government to invest (Won)852 billion for construction of generating facilities using alternative energy sources and spend (Won)201 billion in research and development related to the development of renewable energy over the next three years. The Government has committed to provide a significant amount of subsidy to this project. The table below sets forth the capital expenditures we and our generation subsidiaries are committed to make pursuant to such agreement.

	Generating facilities		Research and development
	Generation capacity (megawatts)	Capital expenditures (billions of Won)	Capital expenditures (billions of Won)
Solar energy	14	140	10
Wind power	186	380	3
Hydraulic power	19	86	—
Fuel cells(1)	2	24	29
Tidal power	96	209	96
Others(2)	1	13	63

Total	316	852	201

Notes:

(1)	Consists of molten carbonate fuel cells and solid oxide fuel cells.
(2)	Consists of bioenergy, hydrogen energy, geothermal energy, energy from integrated gasification combined cycles and energy from recycling waste.

Community Programs

Building goodwill with local communities has been important for us and our generation subsidiaries in light of concerns among local residents and civic groups in Korea regarding construction and operation of generation units, particularly nuclear generation units. The Act for Supporting the Communities Surrounding Power Plants requires that the generating companies and the affected local governments to carry out various activities up to a certain amount annually to addresses neighboring community concerns. Pursuant to this Act, we and our generation subsidiaries, in conjunction with the affected local and municipal governments, undertake various programs, including scholarships and financial assistance to low-income residents.

Until 2005, activities required to be undertaken pursuant to the Act for Supporting the Communities Surrounding Power Plants was funded only by the Electric Power Industry Basis Fund, or EPIBF. See Item 4 “Information on the Company—Business Overview—Sales and Customers—Rates”. Following amendments to this Act in July 2005, however, such activities are currently required to be funded partly from the EPIBF and partly from KHNP’s revenues. KHNP is required to make annual contributions to the affected local communities in an amount equal to 0.25 Won per kilowatt of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year.

In addition, under a Korean tax law amendment in December 2005, which levied a new local tax on nuclear generation units, KHNP is required to pay such tax starting in 2006 in an amount equal to 0.50 Won/kWh of its generation volume in the affected areas.

Prior to the construction of a generation unit, our generation subsidiaries perform an environmental impact assessment which is designed to evaluate public hazards, damage to the environment and concerns of local residents. A report reflecting this evaluation and proposed measures to address the problems identified must be submitted to and approved by the Ministry of Environment prior to construction of the unit. Our generation subsidiaries are then required to implement the measures reflected in the approved report.

Despite these activities, community opposition to the construction and operation of generation units (including nuclear units) could adversely impact our construction plans for generation units (including nuclear units) and have a material adverse effect on our results of operations and cash flows.

Nuclear Safety

KHNP has adopted nuclear safety as its top priority and continues to focus on ensuring the safe and reliable operation of nuclear power plants. KHNP has been also focusing on enhancing corporate ethics and transparency in the operation of the plants.

KHNP instituted its corporate code of ethics in September 2002 and declared its strong commitment to enhancing nuclear safety, developing new technologies and improving transparency. In December 2003, KHNP also established the “Statement of Safety Policy for Nuclear Power Plants” to ensure the highest level of nuclear safety. Furthermore, KHNP has invested approximately 5% of its total annual sales into research and development for the enhancement of nuclear safety and operational performance.

KHNP has implemented comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. This review has been completed for Kori units 1, 2, 3 and 4, Younggwang units 1, 2, 3 and 4, Ulchin units 1, 2 and Wolsong unit 1.

KHNP developed the Risk Monitoring System, or RIMS, for Kori units 3 and 4 in June 2003 and also for Yonggwang units 3, 4, 5 and 6 and Ulchin units 3, 4, 5 and 6 in December 2006. KHNP currently plans to complete the development of RIMS for the remaining nuclear power plants such as Yonggwang units 1 and 2, Kori units 1 and 2 and Wolsong units 1, 2, 3 and 4 by the end of 2007. The RIMS is expected to help ensure safety of nuclear plants. In addition, the Severe Accident Management Guidelines, or SAMG, for operating nuclear power plants have been developed to manage severe accidents beyond the designed basis for all nuclear units except for Ulchin units 1 and 2 and four pressurized heavy water reactors in Wolsong. The SAMG for Ulchin units 1 and 2 and the pressurized heavy water reactors units are currently under development.

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits, reviews by the KHNP Nuclear Review Board, and reviews by the KHNP operational safety review team, consisting of former employees of KHNP and outside experts. KHNP has a close relationship with international nuclear organizations to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operations (“WANO”) Peer Review Team, the International Atomic Energy Agency (“IAEA”), the Operational Safety Review Team (“OSART”) and the Institute of Nuclear Power Operations (“INPO”) Technical Exchange Visit Team, to its nuclear plants for purposes of meeting international standards for independent review of its facilities. Yonggwang Units 5 and 6 received the OSART Review in April 2007 and were assessed as one of the best plants in the world. Wolsong Units 3 and 4 are scheduled for a WANO Peer Review in November 2007. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries.

Following the operational reforms and upgrades implemented in 1992, the average level of radiation dose per unit has continuously decreased to 0.55 man-Sv in 2006, which is substantially lower than the global average of 0.88 man-Sv/year as reported in the WANO performance indicator report.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site. The temporary LILW storage facilities at Ulchin, Wolsong, Yonggwang and Kori are expected to reach their full capacity by 2008, 2009, 2012 and 2014, respectively.

On November 3, 2005, the Government designated Gyeongju City, approximately 300 kilometers southeast of Seoul, as the site for a permanent storage facility for LILW. KHNP commenced the process of constructing the LILW permanent storage facility in January 2006. In order to determine the disposal type, KHNP organized the “Disposal Method Selection Committee,” which consists of experts and representatives from local government and communities. KHNP estimates that construction of this facility will cost approximately (Won)1,522 billion, including the one-time cash contribution of (Won)300 billion made on May 9, 2006 by KHNP to Gyeongju

City pursuant to the Act. KHNP submitted an application to MOCIE for the approval of project implementation plan on January 11, 2007 and to the Ministry of Science and Technology, or MOST, for construction permit and operating licenses on January 15, 2007. As of the date hereof, these applications are under review by the MOCIE and the MOST. Upon the approval of the project implementation plan, which is currently expected to be obtained by the end of 2007, KHNP plans to start the site grading and infrastructure construction of the facility. In addition, upon obtaining a permit for construction and operation, which is currently expected to be obtained by the end of 2007, KHNP plans to start the construction of LILW disposal facility. KHNP intends to complete the construction by 2009 and start the operation of the facilities by 2010.

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects such as installing high density racks in spent fuel pools, building dry storage facilities and transporting the spent fuels to other nuclear units within a nuclear site. Through these activities, KHNP expects that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2016. The policy for spent fuel management options is currently under development.

All of KHNP’s nuclear plants are in compliance with Korean law and regulations and the safety standards of the International Atomic Energy Agency (“IAEA”).

Since submission of our annual report in 2006, there have been no significant safety-related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP has adopted a dismantling strategy under which dismantling would take five to ten years to commence after unit closure. Kori-1 unit, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life on June 18, 2007. KHNP applied to the Ministry of Science & Technology (“MOST”) to extend the term of operation for Kori-1 unit for another 10 years. The MOST is expected to decide on the application by the end of 2007, and upon approval, we plan to re-commence the operation of the Kori-1 unit.

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

The basic goal of our research and development program for the year 2006 was obtaining the most advanced electric power technology to become a global leader in the electric power industry. To promote research and development for enhancing economical efficiency and to provide a reliable supply of electric power, we invested, in 2006, (Won)154.9 billion in research and development, (Won)17.9 billion in technological development and (Won)64.3 billion in building up infrastructure for the education of human resources and the development of computer equipment.

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

KHNP’s investment in research and development amounted to approximately (Won)41 billion and (Won)42 billion in 2005 and 2006, respectively, and its investment in the education of human resources and the development of computer equipment amounted to approximately (Won)30 billion in 2005 and (Won)50 billion in 2006. Also, pursuant to relevant law, KHNP contributed approximately (Won)155 billion and (Won)175 billion in 2005 and 2006, respectively, to the Nuclear R&D Fund, which is operated by the Ministry of Science and Technology.

In the field of electric power systems, we have focused our research and development efforts on developing required technologies and providing technical support for the stable and reliable operation of power systems, such as “Development of Smart Transmission System Technology”. We have developed technologies for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and power line communication.

Concurrently with carrying on the electric power business, we are committed to developing environment-friendly technologies and are focused on developing technologies for environmental protection and new sources of energy.

We invested approximately (Won)155 billion in 2002, (Won)178 billion in 2003, (Won)213 billion in 2004, (Won)217 billion in 2005 and (Won)237 billion in 2006 on research and development. We had approximately 496 employees engaged in research and development activities as of December 31, 2006.

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

As a result of our research over the past three years, the number of our applications for intellectual property rights and grants has increased. Approximately 770 applications were submitted in Korea and abroad from 2003 to 2006.

We also try to market the technologies we have developed by identifying key items that had market potential in light of intellectual property, overseas market condition and cost-efficiency issues. We are continuously upgrading our research and development programs, restructuring our research and development organization and reallocating and reassigning research personnel.

Overseas and Other Activities

In January 2000, we established a telecommunication company, LG Powercom Corporation (formerly known as PowerComm), for purposes of (i) disposing of our non-core business and (ii) ensuring fair usage and competition through the efficient use of our telecommunication network. We have transferred approximately (Won)713 billion of our fiber optic network assets as well as approximately (Won)36 billion of cash to LG Powercom Corporation. As LG Powercom Corporation has obtained a telecommunications license from the Government, it is capable of operating its telecommunication business independently. In July 2000 we sold 10.5% of our equity interest in LG Powercom Corporation; in December 2002, we further sold approximately 45.5% of our equity interest, including our management rights in LG Powercom Corporation for (Won)819 billion; and in April 2003 we further sold 1,299,000 shares of LG Powercom Corporation, representing 0.87% of LG Powercom Corporation’s total issued and outstanding shares of common stock to LG Powercom Corporation’s employee stock ownership association. Following such sales, our current ownership interest in LG Powercom Corporation is 43.1%. Depending on market conditions, we expect to dispose of our remaining equity interest in LG Powercom Corporation in domestic and foreign markets. See “—Proposed Sale by Us of Certain Power Plants and Equity Interests”.

Based on our operational experience and the full range of services, power plant construction, specialized engineering and maintenance services that we and our subsidiaries offer, we have been pursuing international power-related projects in overseas markets including the Philippines, China and the Middle East. Currently, we are engaged in (i) two major power projects in the Philippines, (ii) a 650-megawatt oil-fired power plant in Malaya, construction of which began in June 1998 and is expected to be completed in September 2010, and (iii) a “build, operate and transfer” 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and was completed in June 2002. The project cost of the Ilijan project was US$710 million, for which project finance on a limited recourse basis was provided. We were also awarded a 100-megawatt CFBC plant in Wuzhi, China in August 2003 and a 49.3-megawatt wind power plant in Yumen, China in September 2005, both of which are in operation. In February 2006, we acquired 40% of the total outstanding capital stock of Salcon Power Corporation, an independent power producer operating a 260 megawatt Naga power complex in Cebu, the Philippines.

Since September 2005, we have also provided consulting services on power transmission and distribution system in Libya. In addition, since February 2006, we have been operating and providing maintenance services for combined cycle power plants in Lebanon with an aggregate installed capacity of 870 megawatts.

In August 2005, the Korean Consortium for the Upstream Project, consisting of KEPCO, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering, won a bid from the government of the Federal Republic of Nigeria to explore, develop and operate two oil prospects in Nigeria. The Korean Consortium is expected to carry out this project, together with other partners (together with the Korean Consortium, the “Group”). The Korean Consortium controls 60% of the equity interest of the Group and we hold approximately a 15% equity interest in the Korean Consortium. In March 2006, the Group entered into a contract with the government of Nigeria to explore, develop and operate such oil prospects. Exploration of these prospects is estimated to take ten years and, if successful in finding oil following the exploration, the Group will develop and operate the related facilities for 20 years thereafter. Our portion of investment in the exploration phase of the project is expected to be approximately US$39 million in the next five years. In addition, under the contract, another consortium, the Korean Consortium for the Downstream Project, consisting of KEPCO, Korea National Oil Corporation and POSCO E&C, should reach an agreement with the government of Nigeria within 18 months of the date of contract (which deadline has been extended until January 2008 and may be further extended in the future by mutual agreement between the Korean Consortium and the government of Nigeria) as to the plan of constructing a combined-cycle gas-fired power plant with a generating capacity of approximately 2,250 megawatts and gas pipelines with a length of approximately 1,200 kilometers in Nigeria. Otherwise, we are obligated to pay US$34.7 million to the government of Nigeria. In July 2006, the Korean Consortium commenced a feasibility study on the construction of the power plant and gas pipelines.

We intend to expand our operations internationally, including in Asia, through selective investments. For example, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government in April 2007. The total estimated installed capacity of this is 18,490MW and our estimated equity ownership in the partnership is 34%, representing 3,174 megawatts in installed capacity. In addition, in September 2005 we and China Datang Corporation formed a joint venture to construct four wind-powered generation projects in China, consisting of three units in Inner Mongolia with total capacity of 139.4 megawatts and a unit in the Yumen province with total capacity of 49.3 megawatts. We hold a 40% equity interest in the joint venture while China Datang Corporation holds the remaining 60%. The joint venture was capitalized with RMB 1,912 million, one-third of which was funded with equity contribution and the remaining two-thirds with debt. These projects are currently scheduled to be fully commissioned in the first half of 2007 and are expected to generate further revenue in the form of clean development mechanism, or CDM, business. We are China Datang Corporation currently plan to build additional wind-power generation units in Inner Mongolia.

We cannot provide any assurance that our international expansion plan will be profitable or that we can recoup the costs related to such investments.

The table set below summarizes our overseas project that we are currently engaged in pursuant to signed contracts.

Region	Project Period	Project Description
Malaya, Philippines	September 1995 to September 2010	650-megawatt oil-fired power plant (ROMM(1))
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT(2))
Naga, Philippines	February 2006 to March 2012	260-megawatt power plant (ROMM)(1)
Wuzhi, China	September 2004 to August 2027	100-megawatt CFBC cogeneration plant (BOO(3))
Yumen, China	September 2005 to August 2026	49.3-megawatt wind power plant (BOO)(3)
Inner Mongolia, China	May 2007 to April 2027	139.4 megawatt wind power plant (BOO)(3)
Lebanon	February 2006 to February 2011	870-megawatt combined cycle power plant operation and maintenance service
Libya	September 2005 to January 2008	Power transmission and distribution service
Nigeria	March 2006 to February 2011	Exploration of oil and gas for two offshore blocks

Notes:

(1)	Represents “rehabilitation, operation, maintenance and management” projects.
(2)	Represents “build, operate and transfer” projects.
(3)	Represents “build, own and operate” projects.

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

The Light Water Reactor Project

A key stipulation of the Agreed Framework signed by the United States and North Korea in October 1994 was that a United States-led international consortium would construct two commercial light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. The Korean Peninsula Energy Development Organization, or KEDO, was chartered in March 1995 as the international consortium stipulated by the Agreed Framework and signed an agreement with North Korea in December 1995 to supply the light water reactors. Kumho, North Korea was selected as the site for such light water reactors and KEDO designated us as its prime contractor to build two units of pressurized light water reactors with a total capacity of 2,000 megawatts. We entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. The contract amount was US$4,182 million and remains subject to adjustment to cover any changes in pricing.

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

The Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. KEDO notified us of the termination of the project and the related turnkey contract between KEDO and us. On December 12, 2006, we entered into the termination agreement with KEDO, under which KEDO transferred to us substantially all of the rights and obligations related to the light water reactor supplements outside of North Korea . In exchange, we waived the right to claim any expenses incurred and any probable claims by subcontractors to KEDO. As of December 31, 2006, we offset the existing accounts receivables from KEDO, which it surrendered under the termination agreement, against an advance received. As a result, we recorded in other non-current assets the estimated fair value of assets received amounting to (Won)94 billion, of which the proceeds from its disposal will be applied to existing and future obligations, which will also offset existing advances received and recorded in current and non-current liabilities. In addition, we recorded in other long-term liabilities, estimated claims by coordinated contractors, to the extent they are currently reasonably estimable, in the amount of (Won)47 billion. Final settlement of ultimate gains or losses from the project is contingent upon the full disposal of related assets and the settlement of obligations.

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

Risks of substantial liability arise from the operation of nuclear-fueled generation units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insure against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to (Won)50 billion per accident per plant complex, for a total coverage of (Won)200 billion. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to (Won)50 billion per nuclear plant complex, for a total coverage of (Won)200 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, approximately US$456 million, at the rate of 1 SDR = US$1.52083 as posted on the Internet homepage of the International Monetary Fund on May 2, 2007 per single accident; provided that such limitation will not apply where KHNP intentionally caused the harm or knowingly failed to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of (Won)50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to (Won)50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to US$300 million on property and (Won)50 billion on liability. The amounts and coverage of these insurance and indemnity are limited and do not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants, and material and adverse financial consequences could result from a significant accident.

Other than KHNP, neither we nor our generation subsidiaries carry any insurance against terrorist attacks specifically.

See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The amounts and scope of coverage of our insurance are limited”.

Affiliated Companies

We have six principal affiliates, which are defined as companies in which we hold at least 20% and not more than 50% of the share capital, whose accounts are not required to be consolidated in our financial statements. We record these affiliates as investments under the equity method of accounting. See Note 6 of the notes to our consolidated financial statements. The table below sets forth for each of our principal affiliates the name and year of incorporation, our percentage shareholding and their principal activities as of December 31, 2006.

	Year of Incorporation	Ownership (Percent)	Principal Activities
Korea Gas Corporation	1983	24.5	Sales of liquefied natural gas
Korea District Heating Co. Ltd.	1985	26.1	Provision of heat
LG Powercom Corporation.	2000	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	Disposal of power-plant ash and electric meter reading
YTN(1)	1993	21.4	Broadcasting
Gansu Datang Yumen Windpower Co., Ltd.	2005	40.0	Construction and operation of utility plant
Salcon Power Corporation	2006	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	Construction and operation of utility plant

Note:

(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.

Competition

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there are 21 electricity suppliers that are licensed to distribute electricity in Korea as of March 31, 2007. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Commerce, Industry and Energy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. Currently, one district is using this system and the percentage of the electricity supplied by the supplier in that district accounts for less than 1% of the total electricity supplied in Korea. The generation capacity installed or under construction of the electricity suppliers in the 21 districts amounted to approximately 1.5% of the generation capacity of our generation subsidiaries as of December 31, 2006.

The power generation industry is in the process of liberalization, beginning with the establishment of our power generation subsidiaries in April 2001, in accordance with the Restructuring Plan.

In the residential sector, consumers may use natural gas, oil and coal for space and water heating and cooking. However, currently there is no practical substitute for electricity for lighting and for many household appliances.

In the commercial sector, electricity is the dominant energy source for lighting, office equipment and air conditioning. Its other uses such as space and water heating, natural gas and, to a lesser extent, oil provide competitive alternatives to electricity.

In the industrial sector, currently there is no practical substitute for electricity in a number of applications including lighting and power for many types of industrial machinery and processes. For other uses, such as space and water heating, electricity competes with oil and natural gas and potentially with gas-fired combined heating and power plants.

Regulation

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business. The KEPCO Act contemplates that we will engage in the following activities:

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

According to our consolidated financial results as of December 31, 2006, the legal reserve was (Won)1,604 billion, the reserve for business expansion was (Won)16,589 billion and the reserve for investment of social overhead capital was (Won)5,217 billion.

We are under the supervision of the MOCIE, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. 62 other companies have received a license solely for power generation. See “Business Overview—Power Generation—Cost-based Pool System”. Each of our six generation subsidiaries holds an electricity generation license. We and 21 other suppliers of electricity under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Commerce, Industry and Energy in accordance with the Electricity Business Act have a license for the distribution of electricity. See “Business Overview—Transmission and Distribution” above. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Rates” above.

Our operations are subject to various laws and regulations relating to environmental protection and safety. See “—Community Programs” above.

Proposed Sale by Us of Certain Power Plants and Equity Interests

In July 1998, the Government announced a plan to privatize Government-invested companies to increase their efficiency and to induce foreign investment in Korea. In accordance with this plan, we intend to sell all or part of our 26.1% equity interest in Korea District Heating Co., Ltd. and our 24.5% equity interest in KGC at an appropriate time in the future. See “—Affiliated Companies”. In March 2003, as part of our privatization plan we sold 51% of our total equity interest in, which represented in effect control of, Korea Electric Power Industrial Development Co., Ltd. for (Won)64.7 billion. In July 2000, we sold 15,757,000 shares of LG Powercom Corporation, our wholly-owned telecommunications subsidiary, representing approximately 10.5% of LG Powercom Corporation’s total issued and outstanding shares of common stock. In December 2002, we sold 68,250,000 shares of LG Powercom Corporation, representing approximately 45.5% of LG Powercom Corporation’s total issued and outstanding shares of common stock and in April 2003, we sold 1,299,000 shares of LG Powercom Corporation, representing 0.87% of LG Powercom Corporation’s total issued and outstanding shares of common stock to LG Powercom Corporation’s employee stock ownership association. Following such sales, our current ownership interest in LG Powercom Corporation is 43.1%. In November 2003, we issued in the international capital markets US$250 million in principal amount of exchangeable bonds with a 5-year maturity, exchangeable into LG Powercom Corporation shares that we own. The number of LG Powercom Corporation shares to be delivered upon exercise of the exchange right by the holders of these exchangeable bonds depends on the exchange price to be determined as 120% of the future initial public offering price of LG Powercom Corporation shares. LG Powercom Corporation is not required to complete a qualifying public offering, which means the first listing on the Korea Exchange, the New York Stock Exchange or the NASDAQ meeting certain requirements, prior to the maturity of these exchangeable bonds. In addition, we do not guarantee the qualifying public offering of LG Powercom Corporation. In November 2006, the holders of the exchangeable bonds exercised its right of early redemption as to US$191 million of the outstanding principal amount of the exchangeable bonds. We plan to sell our remaining interest in LG Powercom Corporation.

Set forth below is our plan of selling certain assets as currently contemplated. The completion of our plans, however, is subject to, among other considerations, Government policies relating to us and market conditions.

Subsidiaries	Primary business	Book value as of December 31, 2006	Ownership percentage as of December 31, 2006	Ownership percentage to be sold
		(in billions of Won)
Korea South-East Power Co., Ltd.	Electricity generation	2,035	100.0%	100.0%
Korea District Heating Co., Ltd.	Generating and distributing electricity and heat	184	26.1	Not determined
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	48	49.0	Not determined
LG Powercom Corporation	Leasing telecommunication lines and providing internet access	382	43.1	33.1
Korea Gas Corporation	Importing and wholesaling LNG	860	24.5	Not determined
Korea Plant Services & Engineering Co., Ltd.	Overhauling and repairing power plants	305	100.0	100.0
Korea Power Engineering Co., Ltd.	Designing and engineering power plants	41	97.9	Not determined

PROPERTY, PLANT AND EQUIPMENT

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See “—Business Overview—Power Generation”, “—Transmission and Distribution” and “—Capital Investment Program”. In addition, we own our corporate headquarters building complex at 167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. As of December 31, 2006, the net book value of our property was (Won)65,267 billion. No significant amount of our properties is leased.

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

OPERATING RESULTS

Overview

For the years ended December 31, 2004, 2005 and 2006, we had consolidated operating revenues of (Won)23,956 billion, (Won)25,445 billion and (Won)27,409 billion (US$29,472 million), principally from the sale of electricity. As we are a predominant market participant in the Korean electricity industry, our business is heavily regulated by the Government with respect to the rates we charge to customers for the electricity we sell. However, our business requires a high level of capital expenditures and is subject to a number of variable factors, including demand for electricity in Korea and fluctuation in costs, such as fuel prices which are impacted by the movements in the exchange rates between the Won and other currencies.

Demand for Electricity and Rates

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 6.2% per annum for the five years ended December 31, 2006. According to The Bank of Korea, real gross domestic product, or GDP, compounded growth rates was approximately 4.7% for the same period. The GDP growth rate was 5.0% for 2006 as compared to 4.0% in 2005. Demand for electricity may be categorized either by the nature of its usage or by the type of customers as used for the purpose of charging electricity tariff. See Item 4 “Information on the Company—Business Overview—Rates”. The following describes the demand for electricity by the nature of its usage:

•

The industrial usage currently represents the largest segment of electricity consumption in Korea. While the industrial usage (including the agricultural usage) has increased steadily as a result of economic growth in Korea, it has gradually declined as a percentage of total consumption from 58.0% in 1997 to 50.1% in 2006. In addition, demand from the industrial usage (including the agricultural usage) increased by 4.7% to 174,661 million kilowatt hours in 2006 as compared to 2005.

•

The commercial usage accounted for 30.6% of electricity consumed in 2006 in Korea. The commercial usage has increased in recent years, both in absolute terms and as a percentage of total demand. The commercial usage has shown the highest rate of growth in demand since 1980 and increased by 5.9% to 121,535 million kilowatt hours in 2006 as compared to 2005.

•	The residential usage increased by 3.2% to 52,523 million kilowatt hours in 2006 as compared to 2005.

The rapid growth in Korean economy since the early 1960s has resulted in substantial growth in demand for electricity. While the worldwide economic recession of the early 1980s slowed economic growth in Korea, in the latter half of the 1980s, Korean economy resumed rapid growth and resulted in a substantial increase in demand for electricity. The slow economic growth in Korea in the early 1990s resulted in a slight decline in the growth of demand for electricity. Following the Asian financial crisis in 1998, electricity demand contracted in Korea for several years, but resumed stable growth in the early 2000s with an annual growth rate between 5% and 8%. However, consumption, particularly during periods of peak demand, continues to press the limits of available supply. Accordingly, we anticipate that demand for electricity will continue to increase in 2007. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	2002	2003	2004	2005	2006
Growth in GDP (at 2000 constant prices)	7.0%	3.1%	4.6%	4.0%	5.0%
Growth in electricity consumption	8.0%	5.4%	6.3%	6.5%	4.9%

For additional discussions on demand by the type of customers, see Item 4 “Information on the Company Business Overview—Sales and Customers—Demand by the Type of Usage”.

The Electricity Business Law and the Price Stabilization Act prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. In order to revise the rates we charge or change the electricity rate structure, we submit our recommendations, which are then reviewed by the MOCIE, which then makes a final determination following consultation with the Electricity Rates Expert Committee of the MOCIE and the MOFE. Under the recently amended Electricity Business Law, the Korean Electricity Commission must review these recommendations prior to the final determination by the MOCIE. On January 1, 2003, as part of a plan to improve the rate structure, the MOCIE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5% while residential and commercial rates decreased by 2.2% and 2.0%, respectively. On March 1, 2004, the MOCIE revised our rate schedule, which resulted in a 1.5% reduction of our average rates, with a decrease in residential, commercial and educational rates by 2.8%, 3.5% and 3.0%, respectively, and no change in the industrial rates. On December 28, 2005, the MOCIE adjusted our rate schedule which resulted in a 2.8% increase of our average rates, with an increase in industrial, residential, commercial and agricultural rates by 3.3%, 2.4%, 2.8% and 0.9%, respectively, and a decrease in educational rates by 15.3%. On January 15, 2007, the MOCIE adjusted our rate schedule by increasing the industrial rates and street-lighting rates by 4.2% and 4.2%, respectively, while making no changes to other rates. As a result of this rate adjustment, our average rate increased by 2.1%. See “Business Overview—Sales and Customers—Rates”.

In July 2004, the government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Commerce, Industry and Energy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. As of March 31, 2007, one district is using this system and 20 other districts are preparing to launch it. The percentage of electricity supplied by the supplier in that one district accounts for less than 1% of the total electricity supplied by Korea. The generation capacity installed or under construction of the electricity suppliers in the 21 districts amounted to approximately 1.5% of the generation capacity of our generation subsidiaries as of December 31, 2006. However, as the government is fostering further competition in the power market, we expect that this system will be widely adopted in the future. Once widely adopted, this system will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolistic to-date. Unless we become more operationally efficient so as to keep the loss of our market share to the minimum, this system is likely to have a material adverse effect on our business, growth, revenues and profitability.

The table below sets forth for the year ended December 31, 2005 and 2006 and as of March 31, 2007, the number of districts with government permits to participate in the Community Energy Supply, the number of apartments in such districts and generating capacity to be installed.

For the years ended and as of	Number of Districts with Permit to Participate	Number of Apartments (in thousands)	Generating Capacity (Megawatts)
December 31, 2005	9	73	373
December 31, 2006	11	112	466
March 31, 2007	1	3	6
Total	21	188	845

Increase in Fuel Cost

Our results of operations are affected by the cost of producing electricity, which is subject to a variety of factors, including in particular the cost of fuel.

Fuel costs accounted for 27.6%, 29.7%, and 32.6% of our operating revenues and 33.9%, 35.2%, and 37.2% of our operating expenses in 2004, 2005 and 2006, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted in light of market conditions. See Item 4 “Information on the Company—Business Overview—Fuel”.

Uranium accounted for 40.0%, 42.0% and 41.0% of our fuel requirements in 2004, 2005 and 2006, respectively. Coal accounted for 39.3%, 38.6% and 38.7% of our fuel requirements in 2004, 2005 and 2006, respectively. Oil (including diesel for internal combustion) accounted for 5.0%, 4.6% and 4.1% of our fuel requirements in 2004, 2005 and 2006, respectively. LNG accounted for 14.8%, 14.0% and 15.3% of our fuel requirements in 2004, 2005 and 2006, respectively. In each case, the fuel requirements are measured by the amount of electricity generated and does not include electricity purchased from third parties. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers, and supplement such supplies with fuel materials purchased on spot markets.

In recent years, the price of bituminous coal has substantially increased. See Item 4 “Information on the Company—Business Overview—Fuel”. In 2006, approximately 81.5% of the combined bituminous coal requirements of our generation subsidiaries are purchased under long-term contracts and 18.5% purchased on the spot market. The average “free on board” Newcastle coal price index in 2006 was US$48.87 per ton. In March 2007, the average “free on board” Newcastle coal price index was US$52.52 per ton. If bituminous coal price continues to be at its current level or higher, our generation subsidiaries will be unable to secure their respective bituminous coal supply at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost. In addition, there have been recent increases in crude oil prices that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost. Because the Government regulates the rates we charge for electricity we sell as described in “—Demand for Electricity and Rates” above, our ability to pass such cost increases to our customers is limited. We estimate that the continued increase in fuel prices has had a material adverse effect on our results of operations and profitability in 2007 to date. We expect fuel prices to remain at record high levels throughout 2007. Accordingly, we expect our operating income and net income may decrease significantly in 2007 and beyond compared to prior periods. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Increases in fuel prices will adversely affect our results of operations and profitability”.

Nuclear power has a stable and low cost structure and forms a significant portion of the base load of Korean electricity supply. Due to significantly lower fuel costs as compared with those of conventional power plants, our nuclear power plants generally operate at full capacity with only routine shutdowns for check-up and overhauls lasting 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants, for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants, for planned overhaul, during which a mechanical problem was discovered giving rise to concerns over its safety. After the overhaul, this nuclear power plant resumed its operations in April 2004. Kori-1 unit, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life on June 18, 2007. KHNP applied to the Ministry of Science & Technology (“MOST”) to extend the term of operation for Kori-1 unit for another 10 years. The MOST is expected to decide on the application by the end of 2007, and upon approval, we plan to re-commence the operation of the Kori-1 unit.

We made up for the shortage in electricity generation resulting from stoppages of these nuclear power plants with power generated by our coal-fired power plants. Because coal-fired power plants carry higher fuel costs, our fuel cost increased further in 2004 as compared to 2003.

Movements of the Won against the U.S. dollar and other foreign currencies

Due to adverse economic conditions and reduced liquidity, the value of the Won in relation to the U.S. dollar and other major foreign currencies declined substantially in 1997 but since then has risen substantially, except for a modest decline in 2000 and 2001. Recently, the Won has appreciated to its record high since the financial crisis of late 1997. For fluctuations in exchange rates, see Item 3 “Key Information—Selected Financial Data—Currency Translations and Exchange Rates”. Depreciation of the Won in the past has had a material effect on the cost of servicing our foreign currency debt and the cost of fuel materials and equipment we purchase from overseas sources. As of December 31, 2006, approximately 30.9% of our debt was denominated in foreign currencies, principally in the U.S. dollars and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to effect such purchases or service such debt. As a result, any significant depreciation of the Won against the U.S. dollar or other foreign currencies will result in foreign exchange transaction or translation losses and adversely impact our financial condition and results of operations. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us”.

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

SKAS No. 11 and SKAS No. 21 through No. 24 are effective for the fiscal years beginning after December 31, 2006. The adoption of such accounting standards will not have an effect on the financial position and the ordinary income and net income of the Company. Details of primary change due to such adoption of SKAS are as follows: Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial

Statements”, unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments, which were classified as capital adjustments through 2006, will be classified as accumulated other comprehensive income.

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

Accounting for Regulation

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

Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process. If future recovery of costs ceases to be probable, all or part of the regulatory assets and liabilities would have to be written off against current period earnings. As of December 31, 2006, the consolidated balance sheet included regulatory assets of (Won)726 billion and regulatory liabilities of (Won)1,455 billion. Our management evaluates the anticipated recovery of regulatory assets, liabilities, and revenue subject to refund and provides for allowances and/or reserves as appropriate. As of December 31, 2006, we do not have any allowances or reserves related to regulatory assets.

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

As of December 31, 2004, 2005 and 2006, we recorded a liability of (Won)6,259 billion, (Won)6,915 billion and (Won)7,543 billion, respectively, as the cost of dismantling and decontaminating existing nuclear power plants. During 2003, we updated our engineering study on the estimated decommissioning costs of our nuclear facilities and applied the amount prospectively. As a result of this change in estimate, the provisioning for decommissioning costs increased by (Won)72,888 million in 2003 under Korean GAAP. In addition, during 2004, we updated the 2003 study and estimates for its liability for decommissioning costs based on new engineering studies provided by other third parties. Major revisions made in this study related to increases in dismantling cost per power plant, cask maintenance costs for spent fuel and maintenance cost after closedown of interim storage and operating costs for radioactive wastes. In addition, the 2004 study revised the timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were our best estimates at the time we elected to adopt SKAS No. 17. With the adoption of SKAS No. 17, we re-measured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate up to prior year into the beginning balance of retained earnings.

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

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2006. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

Useful Lives of Property, Plant and Equipment

In accordance with Korean GAAP, property, and plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2006, totaled (Won)65,267 billion (US$70,179million) representing more than 84% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

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

Estimated useful life
Buildings	8~40
Structures	8~30
Machinery	5~16
Vehicles	4~5
Loaded heavy water (inclued in nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30~40
Capitalized asset retirement costs of loaded nuclear fuel	—
Others	4~9

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

Results of Operations

2006 Compared to 2005

In 2006, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.4% to (Won)26,590 billion from (Won)24,769 billion in 2005, reflecting primarily a 4.9% increase in kilowatt hours of electricity sold in 2006 and a 2.8% average effective tariff increase in December 2005 which resulted in higher revenues in 2006. The increase in electricity sold was primarily attributable to a 4.6% increase in kilowatt hours of electricity sold to the industrial sector, a 5.6% increase in kilowatt hours of electricity sold to the commercial sector and a 4.6% increase in kilowatt hours of electricity sold to the residential sector.

Operating expenses increased by 11.6% to (Won)24,014 billion in 2006 from (Won)21,523 billion in 2005, primarily due to a 11.6% increase in power generation, transmission, and distribution expenses, which accounted for 83.2% of the total operating expenses in 2006, to (Won)19,985 billion in 2006 from (Won)17,915 billion in 2005. The increase was primarily due to a 18.1% increase in fuel costs from (Won)7,568 billion in 2005 to (Won)8,938 billion in 2006 as a result of an increase in unit fuel costs, particularly oil and LNG, and increased power generation. Purchased power, which accounted for 8.6% of the total operating expenses in 2006, increased by 17.0% to (Won)2,073 billion in 2006 from (Won)1,772 billion in 2005, primarily due to the increase of unit fuel costs as well as a 4.9% increase in demand for electricity. Selling and administrative expenses increased by 3.8% to (Won)1,576 billion in 2006 from (Won)1,519 billion in 2005, primarily due to a 1.6% increase in labor cost and a 4.6% increase in expenses for sales commissions mainly related to the electricity metering service

As a result of the foregoing, our operating income for 2006 decreased by 13.4% to (Won)3,395 billion in 2006 from (Won)3,922 billion in 2005.

Net non-operating loss significantly decreased to (Won)6 billion in 2006 from (Won)90 billion in 2005, primarily due to the effect of recording net valuation loss on currency and interest rate swaps in the amount of (Won)173 billion in 2006 compared to net valuation gain on currency and interest rate swaps in the amount of (Won)167 billion in 2005, which resulted main from the Won appreciation against U.S. dollar in 2006, which was partially offset by a 40.4% increase in net gain on foreign currency transactions and translation to (Won)417 billion in 2006 from (Won)297 billion in 2005, which, in each case, resulted from the Won appreciation against U.S. dollar in 2006, and further offset by prior year error correction in the aggregate amount of (Won)110 billion in 2006 related to the liability of nuclear decommission costs and the reversal of accumulated deferred tax liabilities regarding dividends received from equity method investees and a significant increase in other net expense to (Won)288 billion in 2006 from (Won)92 billion in 2005.

Our effective tax rate decreased to 33.74% in 2006 from 36.52% in 2005, due primarily to a decrease in income taxes to (Won)1,143 billion in 2006 from (Won)1,399 billion in 2005, primarily as a result of tax adjustments to increased dividend income from our affiliates.

As a cumulative result of the above factors, our net income decreased by 7.6% to (Won)2,226 billion in 2006 from (Won)2,408 billion in 2005.

2005 Compared to 2004

In 2005, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 6.1% to (Won)24,769 billion from (Won)23,347 billion in 2004, reflecting primarily a 6.5 % increase in kilowatt hours of electricity sold in 2005. The increase in electricity sold was primarily attributable to a 5.2% increase in kilowatt hours of electricity sold to the industrial sector, a 9.2% increase in kilowatt hours of electricity sold to the commercial sector and a 5.1% increase in kilowatt hours of electricity sold to the residential sector.

Operating expenses increased by 10.4% to (Won)21,523 billion in 2005 from (Won)19,488 billion in 2004. Of the operating expenses, our power generation, transmission, and distribution expenses, the principal component of our operating expenses, increased by 8.4% to (Won)17,915 billion in 2005 from (Won)16,534 billion in 2004 primarily due to a 14.7% increase in fuel costs from (Won)6,599 billion in 2004 to (Won)7,568 billion in 2005 as a result of an increase in unit fuel cost to 21.64 Won/kWh in 2005 and from 20.17 Won/kWh in 2004, primarily resulting from the increase in fuel prices globally, and increased power generation.

Our selling and administrative expenses increased by 17.4% to (Won)1,519 billion in 2005 from (Won)1,294 billion in 2004, primarily due to a 15.8% increase in sales commission to (Won)345 billion in 2005 from (Won)298 billion in 2004, a 9.1% increase in labor cost to (Won)538 billion in 2005 from (Won)493 billion in 2004.

As a result of these changes, our operating income for 2005 decreased by 12.2% to (Won)3,922 billion as compared to (Won)4,467 billion in 2004.

We recorded net non-operating loss of (Won)90 billion in 2005 as compared to net non-operating gain of (Won)232 billion in 2004, primarily as a result of a 65.7% decrease in net foreign currency transactions and translation gains to (Won)297 billion in 2005 from (Won)866 billion, which was mainly due to a relatively smaller appreciation of the Won against the U.S. dollar in 2005 as compared to 2004. This decrease in net currency transactions and translation gains was partially offset by a 12.9% decrease in interest expense to (Won)643 billion in 2005 from (Won)738 billion in 2004, and the recording of net valuation gain of (Won)167 billion in 2005 as compared to net valuation loss of (Won)169 billion in 2004.

Our effective income tax rate decreased to 36.5% in 2005 from 38.2% in 2004, due primarily to a decrease in the statutory corporate income tax rate from 29.7% in 2004 to 27.5% in 2005.

As a result of the above factors, our net income decreased by 16.5% to (Won)2,408 billion in 2005 as compared to (Won)2,883 billion in 2004.

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

Capital Requirements

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was (Won)8,150 billion in 2004, (Won)7,610 billion in 2005 and (Won)7,802 billion (US$8,389 million) in 2006. Total long-term debt as of December 31, 2006 (including the current portion and discount on debentures on and excluding premium on debentures) was (Won)19,649 billion (US$21,128 million), of which (Won)13,710 billion (US$14,742 million) was denominated in Won and an equivalent of (Won)5,939 billion (US$6,386 million) was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were (Won)624 billion in 2004, (Won)680 billion in 2005 and (Won)801 billion (US$861 million) in 2006.

The implementation of the Restructuring Plan and changes in the economic environment may result in a material change in our capital investment program. However, our working capital and other capital requirements (including those of our generation subsidiaries) may continue to increase. The capital investment program contemplates the construction of a large number of generation units and a significant expansion of our transmission and distribution systems. The construction of new generation units requires significant investments over extended periods before commencement of operations. In addition, the overseas investment that we have been pursuing may require substantial investment.

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were (Won)6.3 trillion in 2004, (Won)6.7 trillion in 2005 (US$6.7 billion) and (Won)7.5 trillion (US$8.0 billion) in 2006 and under current plans, are estimated to be approximately (Won)10.7 trillion in 2007 and approximately (Won)10.7 trillion in 2008.

In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding debt as of December 31, 2006 in 2006 to 2010 and thereafter are set forth in the table below:

Year ended December 31	Local currency borrowings	Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
	(in millions of Won)
2007	1,434,557	36,428	1,625,010	1,127,150	—	4,223,145
2008	1,560,566	72,645	2,230,000	677,418	10,642	4,551,271
2009	1,969,401	34,837	1,960,000	1,108	—	3,965,346
2010	735,509	34,837	1,290,000	306,594	—	2,366,940
2011	259,888	34,837	460,000	372,785	1,040,796	2,168,306
Thereafter	73,806	79,731	120,000	2,287,507	—	2,561,044

	6,033,727	293,315	7,685,010	4,772,562	1,051,438	19,836,052

We have incurred interest charges (including capitalized interest) of (Won)1,292 billion in 2004, (Won)1,014 billion in 2005 and (Won)1,191 billion (US$1,281 million) in 2006. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 4.61% in 2004, 5.30% in 2005 and 5.17 % in 2006.

We paid dividends on our common stock of (Won)674 billion in 2004, (Won)729 billion in 2005 and (Won)738 billion (US$794 million) in 2006. We will pay dividends to holders of our common stock as of December 31, 2006 in the amount of (Won)621 billion during 2007.

Capital Resources

In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. As of December 31, 2006, our long-term debt, excluding the current portion thereof, as a percentage of stockholders’ equity was 35.7%. We incurred (Won)5,173 billion of long-term debt in 2004, (Won)4,098 billion in 2005, and (Won)4,918 billion (US$5,288 million) in 2006. As of December 31, 2006, the current portion of long-term debt was (Won)4,221 billion (US$4,539 million) as compared to (Won)3,283 billion as of December 31, 2005. As of December 31, 2006, we had (Won)477 billion (US$513 million) of short-term borrowings as compared to (Won)335 billion as of December 31, 2005. See Note 16 of the notes to our consolidated financial statements.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency denominated long-term debt increased to (Won)5,939 billion (US$6,386 million) as of December 31, 2006 from (Won)5,552 billion as of December 31, 2005.

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

Our total stockholders’ equity increased from (Won)42,338 billion as of December 31, 2005 to (Won)43,235 billion (US$46,490 million) as of December 31, 2006.

Liquidity

Substantially all of our revenues are denominated in Won. However, as of December 31, 2006, 30.2% of our long-term debt (including the current portion thereof) was denominated in currencies other than Won. We have incurred such foreign currency debt in the past principally due to the limited availability and the high cost of Won-denominated financing in the Republic. Although we intend to continue to raise certain amounts of capital through long-term foreign currency debt, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.

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

Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress increased from (Won)7,335 billion as of December 31, 2005 to (Won)8,393 billion (US$9,025 million) as of December 31, 2006. Fuel costs represented 30.6% and 33.6% of revenues from sale of electric power in 2005 and 2006, respectively.

We had working capital deficit (defined as current liabilities minus current assets) of (Won)130 billion as of December 31, 2005 compared to working capital surplus (defined as current assets minus current liabilities) of (Won)171 billion (US$184 million) as of December 31, 2006, mainly due to an increase in cash and cash equivalents as well as an increase in the current portion of currency swaps. Due to the capital-intensive nature of our business, we have traditionally operated with a working capital deficit and we may have substantial working capital deficit in the future.

During 2005 and 2006, we declared and paid dividends of (Won)724 billion and (Won)732 billion related to income earned in 2004 and 2005, respectively. In April 2007, we paid a dividend of (Won)621 billion related to income earned in 2006.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2006.

Contractual Obligations and Commercial Commitments

The following summarizes certain of our contractual obligations as of December 31, 2006, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	(Won)	19,836	(Won)	4,223	(Won)	8,517	(Won)	4,535	(Won)	2,561
Interest payments on long-term debt(3)		4,341		866		1,190		354		1,931
Short-term borrowings		477		477		—		—		—
Plant construction		47,413		6,226		11,466		9,590		20,131
Accrual for retirement and severance benefits(6)		554		40		97		133		284

Total		72,621		11,832		21,270		14,612		24,907

Notes:

(1)	We entered into capital lease agreements with Korea Development Leasing Corporation and others for certain computer systems. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2006 were immaterial.
(2)	Includes the current portion and excludes amortization of note discount and issue costs.
(3)	As of December 31, 2006, a portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2006 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.
(4)	Represents, as of December 31, 2006, the amount of the severance and retirement benefits which we will be required under applicable Korean laws to pay to all of our employees when they reach their normal retirement age.

For a description of our commercial commitments and contingent liabilities, see Note 31 of the notes to our consolidated financial statements.

We entered into a power purchasing agreement with GS EPS Co., Ltd., formerly LG Energy Co., Ltd., and other independent power producers, under which and in accordance with the Electricity Business Act of Korea we are required to purchase a minimum amount of power from these companies. Power we purchased from these companies amounted to (Won)1,020 billion, (Won)1,170 billion and (Won)1,299 billion for the years ended December 31, 2004, 2005 and 2006, respectively.

We have entered into contracts with domestic and foreign suppliers (including Korea Gas Corporation, a related party) to purchase bituminous coal, anthracite coal and LNG. These contracts generally have terms of three months to one year and provide for periodic price adjustments to then-market prices. Under most of the coal purchase contracts, we are required to purchase an annual quantity of coal. See Note 31(h) of the notes to our consolidated financial statements for further details of these contracts. We have also entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others.

We import all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 31(o) of the notes to our consolidated financial statements for further details of these contracts.

Under the rules on the Usage of Power Transmission Facilities approved by the MOCIE, which took effect on January 1, 2007, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

In July 2005, we entered into an agreement with the Government to invest (Won)852 billion for the construction of generating facilities using alternative energy sources and spend (Won)201 billion in research and development related to the development of renewable energy by July 2008. As of December 31, 2006 the outstanding balance of major agreements related to development of renewable energy including wind, solar and small hydroelectric energy was (Won)219 billion.

We provide debt guarantees to our foreign subsidiaries, including KEPCO Ilijan Co., in an amount not exceeding US$102 million.

Payment guarantee and short-term credit facilities from financial instruments as of December 31, 2006 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$)
Payment of import letter of credits	Korea Exchange Bank and others	US$	1,642,170
Payment of customs duties	Korea Exchange Bank	(Won)	4,700
Inclusive credits	Korea Exchange Bank	(Won)	130,300
Borrowings	Woori Bank and others	US$	60,000
		(Won)	200,000
Payment of foreign currency	Korea Exchange Bank	US$	2,080

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$)
Overdraft	National Agricultural Cooperative Federation and others	US$	125,000
		(Won)	1,643,000
Discount on promissory note	Korea Exchange Bank and others	(Won)	210,000
Commercial paper	Korea Exchange Bank and others	(Won)	845,000
Trade financing	Shinhan Bank	US$	2,000
Other	Shinhan Bank and others	(Won)	92,000

We provided a promissory note of (Won)1.8 billion to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract. In the event we fail to perform, we may be required to fund the promissory note which will be repayable.

We provide performance guarantees to the Lebanon Electricity Agency in respect of the operation of the Lebanon power generation plant in the amount of US$17 million.

We are provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

We have entered into contracts with Doosan Industrial Co., Ltd. in the aggregate amount of (Won)3,650 billion (US$3,925 million) and with others in the aggregate amount of US$40 million as of December 31, 2006, for construction of power plant facilities and facility maintenance

In April 2005, we entered into an agreement to acquire 15% of Gangwon Wind Power Co., Ltd. for (Won)5.7 billion to develop renewable energy sources. In May 2005, we entered into a contingent funding support agreement with other shareholders of Gangwon Wind Power and financial institutions regarding the borrowings from financial institutions. Under this agreement, we are obligated to pay up to (Won)1.2 billion if the construction costs incurred by Gangwon Wind Power exceeds the estimated cost. Korea Midland Power’s shares in Gangwon Wind Power were provided as collateral to Industrial Bank of Korea and BNP Paribas.

Other than as described in this report and also in Note 31 of the notes to our consolidated financial statements, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2006.

As of December 31, 2006, we were engaged in 325 lawsuits as a defendant and 55 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us was (Won)409 billion, for which we have made a reserve of (Won)28 billion as of December 31, 2006, and the total amount claimed by us was (Won)30 billion. The outcome of these lawsuits cannot presently be determined. Our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation. For a description of our legal proceedings, see Item 8 “Financial Information—Legal Proceedings”.

We also have contingent liabilities under the termination agreement with the Korean Peninsula Energy Development Organization. See Note 31(e) of the notes to our consolidated financial statements.

Inflation

The effects of inflation in Korea on our financial condition and results of operations are reflected primarily in construction costs as well as in labor expenses. Inflation in Korea has not had a significant impact on our results of operations in recent years. It is possible that inflation in the future may have an adverse effect on our financial condition or results of operations.

Reconciliation to U.S. GAAP

The following table sets forth the effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied to our financial statements instead of Korean GAAP.

Adjustments to Net Income:

	Year Ended December 31,
	2004		2005		2006		2006
	(In millions of Won and thousands of US$, except per share date)
Net income under Korean GAAP	(Won)	2,882,522	(Won)	2,407,643	(Won)	2,225,560	$2,393,075
Adjustments:
Operating income:
Asset revaluation		430,694		438,382		389,184	418,477
Special depreciation		(18,370)		(6,407)		(5,389)	(5,795)
Regulated operations		7,955		(14,227)		(56,971)	(61,259)

Capitalized foreign currency translation		200,811		183,850		171,462	184,368

Reversal of eliminated profit on transactions with subsidiaries and affiliates		37,282		(12,518)		(11,126)	(11,963)
Liabilities for decommissioning costs		(108,522)		94,913		26,273	28,251

Reserve for self-insurance		5,426		5,266		5,324	5,725
Revenue recognition		—		—		(488)	(525)
Other income (expenses):
Asset revaluation		19,898		19,973		19,973	21,476

Capitalized foreign currency translation		44,115		41,877		40,341	43,377
Convertible bonds		24,298		26,738		(44)	(47)
Income tax expenses—Deferred income taxes (*)		8,435		(215,515)		(158,910)	(170,871)

Net income as adjusted under U.S. GAAP	(Won)	3,534,544	(Won)	2,969,975	(Won)	2,645,189	$2,844,289

(*)	Deferred income tax represents the tax effect of the GAAP adjustments described above. See Note 33(r) of the notes to our consolidated financial statements for discussion of changes in estimate Under U.S. GAAP.

Adjustments to Stockholders’ Equity:

	As of December 31,
	2005		2006		2006
	(In millions of Won and thousands of US$)
Stockholders’ equity under Korean GAAP	(Won)	42,337,650	(Won)	43,235,487	$46,489,771
Adjustments:
Current Asset
Account Receivables Revenue recognition		—		943,330	1,014,333
Utility plant
Asset revaluation		(7,486,100)		(7,096,916)	(7,631,092)
Capitalized asset retirement cost		(946,148)		(951,998)	(1,023,654)
Special depreciation		13,495		8,104	8,714
Capitalized foreign currency translation		(1,546,068)		(1,334,267)	(1,434,696)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		128,135		117,010	125,817
Investment securities:
Asset revaluation		(82,106)		(62,133)	(66,810)
Deferred income taxes		2,045,883		1,649,469	1,773,623
Liabilities:
Asset retirement obligation		2,214,350		2,246,473	2,415,562
Regulated operation		(672,234)		(729,205)	(784,091)
Reserve for self-insurance		98,618		103,942	111,766
Convertible bonds		13,332		(66,879)	(71,913)
Minority interests		(147,061)		(150,740)	(162,086)

Stockholders’ equity under U.S. GAAP	(Won)	35,971,746	(Won)	37,911,677	$40,765,244

Note 33 of the notes to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

The material differences between Korean GAAP and U.S. GAAP as applied to our consolidated statements of income relate to the following.

Revenue Recognition

We read meters and bills customers on a cycle basis. We do not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, we recognize unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, we did not recognize any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the our prior year consolidated financial statements using the income statement approach.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the use of the “dual approach” (both an income statement approach and a balance sheet approach) when evaluating whether an error is material to an entity’s financial statements, based on all relevant quantitative and qualitative factors. The SEC issued SAB 108 to address what the SEC identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both.

Effective December 31, 2006, we adopted SAB 108 and recorded the effects of prior year uncorrected differences which arose prior to January 1, 2006, as a cumulative effect adjustment to beginning retained earnings as of January 1, 2006 in accordance with the “dual approach” set forth in SAB 108. The impact of SAB 108 adoption at December 31, 2006 to beginning retained earnings is shown below.

	Korean Won (in millions)
	Accounts receivable		Current deferred income tax assets(liabilities)		Retained earnings
Balance as of December 31, 2005, as reported	(Won)	2,162,747	(Won)	1,402,759	(Won)	27,365,456
Cumulated effect adjustment for adoption of SAB 108	(Won)	943,818	(Won)	(259,415)	(Won)	684,268
Balance as of January 1, 2006, as adjusted	(Won)	3,106,565	(Won)	1,143,209	(Won)	28,049,724
Translation into U.S. dollars (Note 2) (In thousand)		$3,340,392		$1,229,257		$30,160,993

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

Accounting for Regulation

U.S. GAAP, pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates.

The Government of the Republic of Korea approves the rates that we charge to our customers. Our utility rates are designed to recover our reasonable costs plus the fair investment return. We has monopoly in Korea as the provider of electricity and thus all costs incurred for supplying and distributing electricity are recoverable. However, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only our power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.

We recognize a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

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

Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, our share of the profit on transactions between us and our affiliated companies is eliminated in the preparation of the consolidated financial statements. The elimination is restricted to certain transactions prior to the corporate split of our generation subsidiaries in 2001. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from our use of the utility plant. We meet both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

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

Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity. Effective January 1, 2005, we adopted the Statement of Korea Accounting Standards, or SKAS, No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of stockholders’ equity (capital adjustment).

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

Under U.S. GAAP, we continued to apply SFAS No. 143 during 2004, 2005 and 2006.

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

Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Also, convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, unless a conversion right is deemed as an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities is attributed to the conversion feature. We have determined that the conversion feature embedded in our convertible debt should not be bifurcated. Also, our convertible bonds are subject to foreign currency translation because these convertible bonds were regarded as monetary foreign currency liabilities.

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

Right to Use Future Radioactive Wastes Repository Sites

We were obligated to pay (Won)300,000 million to the City of Gyeongju as part of the right to build our repository site. Under Korean GAAP, we recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

Under U.S. GAAP, we recognized the obligation as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method.

Significant Changes in U.S. GAAP

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation will be effective for us on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are in the process of assessing the impact of adopting FIN 48 on our results of operations and financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the use of the “dual approach” (both an income statement approach and a balance sheet approach) when evaluating whether an error is material to an entity’s financial statements, based on all relevant quantitative and qualitative factors. The SEC issued SAB 108 to address what the SEC identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both. SAB 108 became effective December 31, 2006, and we elected to record any material adjustments arising from the adoption of SAB 108 as a cumulative effect adjustment to beginning retained earnings.

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No.3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. We adopted SFAS 154, effective as of January 1, 2006, which had no impact on our consolidated financial statements.

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. We do not expect SFAS 157 will have a material impact on our results from operations or financial position.

In September 2006, the FASB issued statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment to FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires, among other things, that a company (1) recognize a net liability or asset to report the funded status of their defined benefit pensions and other postretirement plans on its balance sheet,

(2) measure benefit plan assets and benefit obligations as of the company’s balance sheet date and (3) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, or No. 106. Under SFAS 158, the current portion of the retirement and severance benefits is (Won)39,909 million as of December 31, 2006. We adopted SFAS 158 as of December 31, 2006 and there was no impact on the consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Under the KEPCO Act, the Public Agencies Management Act, which was enacted on January 19, 2007 and took effect on April 1, 2007, and our articles of incorporation, our management is vested in the board of directors, which consists of not more than 15 directors, including the president.

We have two types of directors: standing directors and non-standing directors. The standing directors refer to our full-time employees who also serve as our directors, while the non-standing directors refer to our directors who do not hold an executive position with us. There currently may not be more than seven standing directors, including our president, or more than eight non-standing directors. The number of standing directors, including our president, may not exceed the number of non-standing directors. A senior non-standing director appointed by the Minister of the Ministry of Planning and Budget becomes our chairman of the board, following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the MOCIE following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed from a pool of candidates recommended by our director nomination committee and upon the motion of our president with the approval at the general meeting of our shareholders. The non-standing directors must be appointed by the Minister of the Ministry of Planning and Budget following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and having ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors. Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management performance.

One standing director currently remains vacant and another standing director’s term of office will be terminated in August 2007. Therefore, two standing directors are expected to be appointed in August 2007 by our president following a resolution at an extraordinary general meeting of our shareholders, which is currently scheduled for August 2007. The names, titles, and outside occupations, if any, of the directors as of June 15, 2007 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Lee, Won-Gul	(58)	President & CEO, Standing Director	None	March 31, 2007

Moon, Ho	(56)	Standing Director; Vice President and Director General of Planning & Coordination Division	None	August 11, 2006

Kwon, Oh-Hyung	(56)	Standing Director and Senior Vice President of the Management Support Division	None	June 13, 2005

Park, Jong-Hwak	(57)	Standing Director and Senior Vice President of Marketing and Service Division	None	August 11, 2006

Name	Age	Title	Outside Occupation	Position Held Since

Byun, Gang	(58)	Standing Director and Senior Vice President of the Transmission Division	None	September 1, 2004

Chang, Myeong-Chul	(56)	Standing Director and Senior Vice President of the Overseas Business Division	None	August 11, 2006

Park, Chung-Boo	(65)	Non-Standing Director	Chairman, Sungto Accounting Corporation	September 8, 2004

Shin, Jae-Hyun	(60)	Non-Standing Director	Lawyer, Kim & Chang	September 8, 2004

Kang, Eung-Seon	(57)	Non-Standing Director	Visiting Professor, Korea University	April 22, 2005

Kim, Ju-Sub	(56)	Non-Standing Director	Professor Extraordinary, Catholic University of Daegu	April 22, 2005

Kwon, Oh-Sung	(46)	Non-Standing Director	President of O’gye Farm	April 22, 2005

Yoo, Jong-Geol	(59)	Non-Standing Director	None	August 2, 2005

Kwak, Bae-Hee	(61)	Non-Standing Director	President, Korea Legal Aid Center for Family Relations	April 21, 2006

Kim, Jae-Kyu	(58)	Non-Standing Director	Standing advisor of Natura Korea Inc.	October 12, 2006

Lee, Won-Gul has served as our President and Chief Executive Officer since July 31, 2007. Mr. Lee previously served as Vice Minister of the Ministry of Commerce, Industry and Energy and Deputy Minister of Energy and Resources Policy Office. Mr. Lee received a B.A. in public administration from Sungkyunkwan University.

Moon, Ho has been our Standing Director since August 11, 2006. Mr. Moon also currently serves as our Executive Vice President and Senior Vice President of Planning & Coordination Division and previously served as Director General of Choongnam District Head Office and Director General of Corporate Planning Department of KEPCO. Mr. Moon received a B.A. in economics from Konkuk University.

Kwon, Oh-Hyung has been our Standing Director since June 13, 2005. Mr. Kwon also currently serves as our Senior Vice President of the General Affairs Division and previously served as the general manager of the Transmission and Substation Department. Mr. Kwon received an M.S. in electrical engineering from Yonsei University.

Park, Jong-Hwak has been our Standing Director since August 11, 2006. Mr. Park also currently serves as our Senior Vice President of the Marketing and Service Division and previously served as the Director General of Secretariat of KEPCO. Mr. Park received a B.A. in law from Korea University.

Byun, Gang has been our Standing Director since September 1, 2004. Mr. Byun also currently serves as our Senior Vice President of the Transmission Division and previously served as the general manager of the Transmission and Substation Department. Mr. Byun received a B.S. in electrical engineering from Chosun University.

Chang, Myeong-Chul has been our Standing Director since August 11, 2006. Mr. Chang also currently serves as our Senior Vice President of the Overseas Business Division and previously served as our Director General of Personnel & General Affairs Department. Mr. Chang received an M.B.A. from Korea University.

Park, Chung-Boo has been our Non-Standing Director since September 8, 2004. Mr. Park is currently the Chairman of Sungto Accounting Corporation. Mr. Park received a B.A. in economics from Seoul National University and an M.A. in Economics from State University of Tennessee.

Shin, Jae-Hyun has been our Non-standing Director since September 8, 2004. Mr. Shin is an attorney at Kim & Chang. Mr. Shin received a LL.B. from Seoul National University and an L.L.M. from New York University.

Kang, Eung-Seon has been our Non-Standing Director since April 22, 2005. Mr. Kang is a visiting professor at Korea University. Mr. Kang received a B.A. in economics from Seoul National University and an M.A. in economics from the University of Hawaii.

Kim, Ju-Sub has been our Non-Standing Director since April 22, 2005. Mr. Kim is a professor extraordinary at Catholic University of Daegu. Mr. Kim received a B.A. in business administration from Yeungnam University and an M.A. in public administration from the University of Wisconsin.

Kwon, Oh-Sung has been our Non-Standing Director since April 22, 2005. Mr. Kwon currently manages the O’gye farm in Gyeongsangnam-do. Mr. Kwon received a B.A. and an M.A. in agriculture from Kyungbook National University.

Yoo, Jong-Geol has been our Non-Standing Director since August 2, 2005. Mr. Yoo served formerly as the director of the bureau of national security investigation at National Intelligence Service. Mr. Yoo received a B.A. in natural resource engineering from Chonnam National University.

Kwak, Bae-Hee has been our Non-Standing Director since April 21, 2006. Ms. Kwak currently serves as the president of Korea Legal Aid Center for Family Relations. Ms. Kwak received an LL.B. and a Ph.D. in sociology from Ewha Womans University.

Kim, Jae-Kyu has been our Non-Standing Director since October 12, 2006. Mr. Kim currently serves as the standing advisor of Natura Korea Inc. Mr. Kim received a B.A. in trade from Pusan National University.

The presence at board meetings of a majority of the board members constitutes a voting quorum and resolutions can be passed by a majority of the board members. In the event the president acts in violation of law or the articles of incorporation, is negligent in its duties, or otherwise is deemed to be significantly impeded in performing its official duties as chief executive officer, the board of directors may by resolution request the Minister of MOCIE to dismiss or recommend the dismissal of the president.

Non-standing directors may request any information necessary to fulfill their duties from the chief executive officer, and absent special circumstances, the chief executive officer must comply with such request.

The business address of our directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

Board of Auditors

In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation, we have three auditors, consisting of one standing auditor and two non-standing auditors. The standing auditor was appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee, following a resolution at the general meeting of our shareholders. The non-standing auditors were appointed by the President of the Republic upon the motion of the Minister of Planning and Budget of the Republic from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings.

The names, titles and outside occupations, if any, of our auditors as of June 15, 2007 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Kwak, Jin-Eob	62	Standing Auditor	None	July 6, 2005

Hwang, Suk-Hee	62	Non-Standing Auditor	None	July 6, 2005

Yang, Seung-Sook	57	Non-Standing Auditor	None	July 6, 2005

Kwak, Jin-Eob is our Standing Auditor. He received a B.A. in politics and diplomacy from Korea University and an M.A. in economics from Yonsei University. Mr. Kwak previously served as the Deputy Commissioner of the Korean National Tax Service.

Hwang, Suk-Hee is our Non-Standing Auditor. Mr. Hwang previously served as the president of Woori Credit Card Company. Mr. Hwang received a B.A. in business administration from Korea University.

Yang, Seung-Sook is our Non-Standing Auditor. Ms. Yang previously served as the principal of Armed Forces Nursing Academy. Ms. Yang received a B.A. in nursing from Chonnam National University and an M.S. in nursing administration from Hanyang University.

Since July 13, 2005, when the first meeting of the Board of Auditors was held, the Board of Auditors have decided on 31 agenda through the end of June 2007, including, among others, appointment of financial experts, remuneration of our independent auditors and pre-approval of audit and non-audit services by independent auditors of us and our subsidiaries.

Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditor that we currently have. However, if the term of the auditor has not expired at the time of such designation, a market-oriented public enterprise is required to establish an audit committee at the end of such term. We plan to amend our articles of incorporation to allow establishment of an audit committee following July 5, 2008, when the term of our current auditor expires.

Board Practices

The term of office for the current members of the board of directors (including the president) are three years. Under the Public Agencies Management Act, the term of office for executive officers that are appointed after the effective date of such act, or April 1, 2007, is three years for the president and two years for other executive officers and auditors. The officers, the directors and the auditors may be reappointed for an additional term of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

The terms of office of our current directors (including the president) and the auditors are three years.

Our board currently does not maintain a compensation committee. See “—Corporate Governance” below. However, we currently maintain a board of auditors, which is independent of our board or our management, to perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the financial and accounting audit by the independent registered public accountants. Pursuant to the newly enacted Public Agencies Management Act, following the expiration of the term of our members of the board of auditors on July 5, 2008, we will establish an audit committee in lieu of a board of auditors.

The president’s management contract provides for benefits upon termination of his employment. The amount for termination benefits payable equals the average value of compensation for one month times the number of years the president is employed by us, provided that the president is only eligible for termination benefits after more than one year of continuous service.

The terms for termination benefits for standing directors and the standing auditor are determined in accordance with our internal regulations for executive compensation. Standing directors and the standing auditor are only eligible for benefits upon termination of employment or death following one year of continuous service.

Compensation of Directors and Supervisors

For the year ended December 31, 2006, the aggregate amount of remuneration paid and accrued to the directors and executive officers (including the statutory auditors) as a group, was (Won)6,641 million. The aggregate amount we paid or accrued during the year ended December 31, 2006 to provide retirement and severance benefits for our directors and executive officers, including our statutory auditors, was (Won)863 million.

Share Ownership

None of our directors and members of our administrative, supervisory or management bodies owns more than 0.1% of our common stock.

EMPLOYEES

As of December 31, 2006, we had 37,490 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8.5% of our regular employees (including employees of our generation subsidiaries) are located at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2006.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	EWP	KOSPO	Total
Regular Employees
Administrative	4,676	647	227	203	196	201	210	6,360
Engineers	9,865	5,620	1,407	1,683	1,382	1,667	1,381	23,005
Others	5,847	1,120	274	271	209	195	209	8,125

Total	20,388	7,387	1,908	2,157	1,787	2,063	1,800	37,490

Head Office Employees	1,249	835	213	225	244	203	214	3,183
% of total	6.1%	11.3%	10.9%	10.9%	13.7%	9.8%	11.9%	8.5%
Members of Labor Union	15,294	4,333	1,264	1,449	1,139	1,370	1,161	26,010
% of total	75.0%	58.7%	66.2%	67.2%	63.7%	66.4%	64.5%	69.4%

We and each of our generation subsidiaries have separate labor unions. Approximately 69.4% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues. Since our formation in 1981, our businesses have not been interrupted by any work stoppages or strikes until early 2002. Although our relations with our employees have been good, we have experienced labor unrest as a result of changes in our businesses according to the Restructuring Plan. We faced opposition from labor in late 2000 in connection with the Restructuring Plan. However, we experienced no significant difficulties with labor in the transfer of employees in our power generation division to the newly established generation subsidiaries on or prior to April 2, 2001 in line with the Restructuring Plan. As of April 2, 2001, we had transferred 14,492 employees to our generation subsidiaries, as a result of which we had 15,036 employees as of such date. Early in 2002, employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us”. However, we did not experience any interruption of our businesses because non-union employees kept the non-nuclear generation facilities running. We cannot assure that we will not have any work stoppages or strikes or other labor problems in the future.

CORPORATE GOVERNANCE

We complied throughout the year with the corporate governance provisions of the KEPCO Act, the Commercial Code of Korea, the Securities and Exchange Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Commercial Code of Korea, except to the extent the KEPCO Act and the newly enacted Public Agencies Management Act otherwise require. In addition, as a listed company, we are subject to the Securities and Exchange Act of Korea, unless the Securities and Exchange Act of Korea otherwise provides.

The Public Agencies Management Act

On April 1, 2007, the Government-Invested Enterprise Management Basic Act, which was enacted in 1984, was abolished and the newly enacted Public Agencies Management Act took effect. Unless stated otherwise, the Public Agencies Management Act takes precedence over any other laws and regulations in the event of inconsistency. Under this Act, the Minister of the Ministry of Planning and Budget designated us as a “market-oriented public enterprise,” as defined under this Act, on April 2, 2007, and we became subject to this Act accordingly.

The Public Agencies Management Act requires a number of changes in the appointment process for our executive officers, which we plan to incorporate in our amendment to our articles of incorporation. A senior non-standing director appointed by the Minister of the Ministry of Planning and Budget becomes our chairman of the board, following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the MOCIE following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. Prior to the enactment of the Act, standing directors were appointed directly by the Minister of the MOCIE. The non-standing directors must be appointed by the Minister of the Ministry of Planning and Budget following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and having ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

The term of office for the current members of the board of directors (including the president) are three years. Under the Public Agencies Management Act, the term of office for directors that are appointed after the effective date of such act, or April 1, 2007, is three years for the president and two years for other directors. The directors may be reappointed for an additional term of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

Under the Public Agencies Management Act, a recommendation from the director nomination committee is required for the appointment of our executive officers, except in the case of reappointments. The director nomination committee consists of five to 15 members, including private-sector members appointed by the board of directors. Non-standing directors must comprise at least the majority of the director nomination committee. One of the private-sector members must be able to represent our opinion and must not be currently employed by us. To enhance monitoring of the management for the shareholders, we are required to establish an audit committee at the end of the current auditors’ tenure, in lieu of a board of auditors. At least two thirds of the audit committee members must be non-standing directors, and at least one committee member must be an expert in finance or accounting.

We are required to submit to the government by October 31, 2007 a report on our management goals for the next three fiscal years. Under the Public Agencies Management Act, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the Minister of the MOCIE, and following the review and resolution of the operation committee, the Minister of Planning and Budget must examine the adequacy and competency of government agencies, and establish plans on merger, abolishment, restructuring, and privatization of public agencies. In such case, the Minister of the MOCIE must execute these plans and submit a performance report to the Minister of Planning and Budget.

In light of the Public Agencies Management Act, the Government plans to submit to the National Assembly in the second half of 2007 amendments to the Korea Electric Power Corporation Act and other laws that conflict with the Public Agencies Management Act. We plan to amend our articles of incorporation to reflect the relevant provisions of the Public Agencies Management Act at a general meeting of our shareholders resolution in the second half of 2007. We also plan to revise our internal regulations as necessary to comply with the Public Agencies Management Act.

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

Under the NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE rules include detailed tests for determining director independence. Under the Public Agencies Management Act, more than one-half of our directors must be non-standing directors. The Securities and Exchange Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Public Agencies Management Act) as an “outside” or “non-executive” director. Under the Public Agencies Management Act, a non-standing director is appointed by the Minister of the Ministry of Planning and Budget following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and having ample knowledge and experience in business management. Governmental officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Under the NYSE listing standards, companies are required to have an audit committee, with at least three members, composed entirely of independent directors. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Consistent with the application of the legal requirements then in effect, in June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act and established a board of auditors, consisting of one standing auditor and two non-standing auditors. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditor. However, if the term of the auditor has not expired at the time of such designation, a market-oriented public enterprise is required to establish an audit committee at the end of such term. We plan to amend our articles of incorporation to allow establishment of an audit committee following July 5, 2008, when the term of our current auditor expires. Our board of auditors and our audit committee (upon its establishment) oversees or will oversee our financial reporting, business and legal compliance separately from the audit by the independent public accountants. Beginning in the second half of 2005, our board of auditors performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants.

Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Public Agencies Management Act, we are required to have a director nomination committee which consists of non-standing directors and ad hoc members appointed by our Board of Directors. Our standing directors and executives as well as governmental officials that are not part of the teaching staff in national and public schools are ineligible to become a member of our director nomination committee. There is no requirement to establish a corporate governance committee under applicable Korean law.

Pursuant to the NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. No such requirement currently exists under applicable Korean law.

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a Code of Ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer, which is available on www.kepco.co.kr.

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, were required to submit to the NYSE an annual written affirmation relating to compliance with Section 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. Beginning in 2006, foreign private issuers must submit the annual written affirmation within 30 days of the filing of its annual report of Form 20-F with the SEC. In 2006, we submitted our annual written affirmation to the NYSE on July 27, 2006.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2006, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)
Common stock	Government	135,520,753	21.12%
	Korea Development Bank	192,159,940	29.95%
	Sub Total	327,680,693	51.07%
	Resolution & Finance Corporation	32,210,933	5.02%
	National Pension Corporation	17,660,852	2.75%
	KEPCO (held in the form of treasury stock)	20,485,966	3.19%
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans) Underlying shares American depositary shares	105,705,302 80,153,810	16.48% 12.49%
	Sub Total	185,859,112	28.97%
	Public (Koreans)	57,670,156	9.00%
	Total	641,567,712	100%

Note:

(1)	Percentages are based on issued shares of common stock (including treasury stock).

All of our shareholders have equal voting rights. See Item 10 “Additional Information—Articles of Incorporation—Description of Capital Stock—Voting Rights.”

RELATED PARTY TRANSACTIONS

We from time to time have engaged in a variety of transactions with our affiliates. Our policy on transactions with affiliates is that these transactions will be conducted on terms substantially as favorable to us as we could obtain at the time in a comparable arm’s-length transaction with a person other than an affiliate.

For the purchase of electricity from the independent power producers and our generation subsidiaries, see Item 4 “Information on the Company—Business Overview—Cost-based Pool System”.

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

As of December 31, 2006, the balance of long-term borrowings from Korea Development Bank, one of our major shareholders, amounted to (Won)4,720 billion and the related interest expense amounted to approximately

(Won)249 billion for the year ended December 31, 2006. As of December 31, 2006 and for the year then ended, the balance of long-term borrowings from The Export-Import Bank of Korea amounted to (Won)36 billion and the related interest expense amounted to approximately (Won)3 billion. As of and for the year ended December 31, 2006, the balance of long-term borrowings from Industrial Bank of Korea amounted to (Won)70 billion and the related interest expense amounted to approximately (Won)3 billion. In addition, as of December 31, 2006 and for the year then ended, the balance of long-term borrowings from the Government amounted to (Won)50 billion and the related interest expense amounted to approximately (Won)2 billion.

Korea Development Bank has provided a repayment guarantee amounting to (Won)1,137 billion for some of our foreign currency debentures, which existed at the time of spin-off, but not redeemed as of December 31, 2006.

On behalf of our affiliates, KEPCO International Hong Kong Ltd., KEPCO Philippines Corp. and KEPCO Ilijan Corp., we have provided payment guarantees of US$254 million, US$114 million and US$102 million as of December 31, 2004, 2005, and 2006 respectively, to Korea Development Bank and other banks.

ITEM 8.    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements”.

Legal Proceedings

As of December 31, 2006, we and our generation subsidiaries were defendants in 325 different court proceedings. As of that date, those proceedings included claims against us amounting in the aggregate of (Won)409 billion. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us.

On September 20, 2006, we were served with process in connection with a complaint filed by Korea Land Corporation (“KLC”) with the Seoul Central District Court requesting damages of (Won)150.5 billion, representing a refund that KLC alleges that it is entitled to. Among the issues raised in the complaint is the alleged refund of installation costs for underground electric power cable facility. Under applicable laws and regulations in Korea, we are required to bear the cost of installing an overground electric power cable facility in connection with government-sponsored housing projects. However, under these laws and regulations, it is uncertain as to who should bear the cost of installing an “underground” electric power cable facility. As the cost of installing an underground facility is considerably greater than installing an overground facility, we have maintained that the project sponsors, such as KLC, Korea National Housing Corporations (“KNHC”) or local governments, should bear the difference in costs of installation if such project sponsors choose the underground installation over the overground installation and accordingly have collected payments from project sponsors representing such difference. KLC and other sponsors have maintained otherwise and have filed several lawsuits to obtain a judicial decision on this matter and to collect the portion of payments attributable to the cost of installation described above. In addition to the lawsuit covered by the complaint served on us on June 13, 2007, 13 other lawsuits had been previously filed by KLC, KNHC and local governments against us with similar fact patterns and alleging damages amounting to in the aggregate (Won)78.4 billion. Two similar lawsuits have been pending at the Supreme Court of Korea for over one year. We expect that the decision by the Supreme Court on these lawsuits may influence the outcome of the other pending lawsuits.

Our generation subsidiaries currently and from time to time are involved in lawsuits incidental to the conduct of their business. Most of such lawsuits are based on the claim that the construction and operation of the electric generation units owned by our generation subsidiaries in the neighborhood caused impairment of fish farms. Our generation subsidiaries normally pay compensation to and for the benefit of the members of the fisheries association near our power plant complex for expected losses and damages arising from the construction and operation of its power plant in the neighborhood in advance prior to the commencement of the construction and operation. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us. We do not believe such claims or proceedings, individually or in the aggregate, have had and will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more litigation and lawsuits arising from changes in the environmental laws and regulations applicable to us and our generation subsidiaries and people’s growing demand for more compensation. For additional information relating to these lawsuits, see “Annual Report on Form 20-F—Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

ITEM 9.    THE OFFER AND LISTING

Notes

We have issued the following notes and debentures, which are traded principally in the over-the counter market:

•	4.25% Notes due 2007 (the “4.25% Notes”),

•	7 3/4% Debentures due April 1, 2013 (the “7 3/4% Debentures”),

•	7.40% Amortizing Debentures, due April 1, 2016 (the “7.40% Debentures”),

•	7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”),

•	6% Debentures due December 1, 2026, (the “6% Debentures”),

•	7% Debentures due February 1, 2027 (the “7% Debentures”), and

•

6 3/4% Debentures due August 1, 2027 (the “6 3/4% Debentures”, and together with the 4.25% Notes, the 7 3/4% Debentures, the 6 3/8% Notes, the 7.40% Debentures, the 7.95% Debentures, the 6% Debentures, the 7% Debentures and the 6 3/4% Debentures, the “Registered Debt Securities”).

Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service. The 4.25% Notes and the 8 1/4% Notes are registered on the Luxembourg Stock Exchange, but we do not believe that such stock exchange is the principal market for the 4.25% Notes and the 8 1/4% Notes.

Common Stock and ADSs

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP”. The ADS ratio is one ADS representing one-half of one share of our common stock. As of December 31, 2006, the date we last closed our shareholders’ registry, 160,307,620 ADSs representing 12.49% shares of our common stock were outstanding.

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

As of May, 2007, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately (Won)835 trillion. The average daily trading volume of equity securities for 2006 was approximately 279 million shares with an average transaction value of (Won)3,435 trillion.

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

Movements in KOSPI are set out in the following table:

	Opening	High	Low	Closing
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	504.62
2002	698.00	937.61	584.04	627.55
2003	633.03	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	896.00	1,379.37	870.84	1,379.37
2006	1,383.32	1,464.70	1,203.86	1,434.46
2007 (through May 31)	1,435.26	1,700.91	1,355.79	1,700.91

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

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of U.S. dollars)(1)
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,360,626	298,121,331	542,010	2,216,636	2,402,661
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	647,562,865	467,629	3,157,662	3,121,453
2006	731	704,587,508	757,946,975	279,096	3,435,180	3,595,353
2007 (as of May 31)	732	835,119,358	898,074,371	298,034	3,723,661	4,004,367

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

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

Market Price Information

Common Stock

Shares of our common stock are listed on the Stock Market Division of the Korea Exchange.

The table below shows the high and low trading prices on the Stock Market Division of the Korea Exchange for our common stock since January 1, 2002.

	Price
Period	High	Low
	(In Won)
2002	26,400	17,600
2003
First Quarter	18,750	17,100
Second Quarter	20,550	17,550
Third Quarter	22,250	17,900
Fourth Quarter	25,400	21,000
2004
First Quarter	22,500	20,000
Second Quarter	20,400	18,350
Third Quarter	22,400	18,400
Fourth Quarter	27,550	21,300
2005
First Quarter	28,550	25,500
Second Quarter	33,550	26,250
Third Quarter	38,050	30,300
Fourth Quarter	38,850	33,400
2006
First Quarter	42,800	37,200
Second Quarter	45,600	35,150
Third Quarter	37,850	34,000
Fourth Quarter	42,400	35,600
2007
First Quarter
January	44,800	41,100
February	43,300	39,600
March	39,150	37,500
Second Quarter (through June 15)
April	39,550	37,500
May	42,300	38,950
June (through June 15)	41,200	40,200

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2002. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2002	11.69	8.21
2003
First Quarter	8.84	7.69
Second Quarter	9.57	7.89
Third Quarter	10.67	8.54
Fourth Quarter	11.62	10.11
2004
First Quarter	11.23	9.76
Second Quarter	10.64	8.77
Third Quarter	10.96	8.97
Fourth Quarter	13.88	10.51
2005
First Quarter	14.88	12.44
Second Quarter	16.88	13.46
Third Quarter	18.46	15.14
Fourth Quarter	19.87	15.88
2006
First Quarter	22.90	19.76
Second Quarter	24.81	17.95
Third Quarter	20.19	17.81
Fourth Quarter	22.95	19.40
2007
First Quarter
January	23.64	21.75
February	23.27	20.64
March	20.96	19.82
Second Quarter (through June 15)
April	21.36	20.38
May	22.77	21.01
June (through June 15)	22.43	21.52

ITEM 10.    ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the KEPCO Act, the Korean Securities and Exchange Act of 1962, as amended (the “Securities and Exchange Act”), the Korean Commercial Code, and certain related laws of Korea, all as currently in effect. The following summaries are qualified in their entirety by reference to our articles of incorporation and the applicable provisions of the KEPCO Act, the Securities and Exchange Act, the Korean Commercial Code and certain related laws of Korea. In order to comply with the newly enacted Public Agencies Management Act, We plan to amend our articles of incorporation and our internal regulations in the second half of 2007.

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

The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors. The remuneration standards for the president and standing directors shall reflect the management results of our operation and the standards for the president shall contain the contents of the agreement between the president and the MOCIE. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under our articles of incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of June 15, 2007, 641,567,712 common shares were issued and no non-voting preferred shares have been issued. As of June 15, 2007, we held 1,201,950 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable, and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “- Limitation on Shareholdings”. Pursuant to the Korean Commercial Code and the Securities and Exchange Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code and the Securities and Exchange Act, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least seven days in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the articles of incorporation expressly prohibit cumulative voting. Our current articles of incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our articles of incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

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

Disclosure of Share Ownership

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Supervisory Commission of Korea and the Korea Exchange within five business days after reaching the 5.0% ownership interest threshold. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities, or (ii) in the shareholding purpose is required to be reported to the Financial Supervisory Commission of Korea and Korea Exchange within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to institutional investors who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5.0%. Furthermore, the Financial Supervisory Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

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

Subject to certain limitations, the Ministry of Finance and Economy, or the MOFE, has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOFE may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or financial institutions; and (ii) if the government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the MOFE may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the instruments of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

In order for us to issue debt securities of any series outside of the Republic, we are required to file a report with our designated foreign exchange bank or the MOFE on the issuance of such debt securities, depending on the issuance amount. The Ministry of Finance and Economy may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the MOFE.

In order for us to offer for purchase shares of our common stock held in treasury in the form of ADSs or issue shares of our common stock represented by the ADSs, we are required to file a prior report of such offer or issuance with our designated foreign exchange bank or the MOFE, depending on the offering amount. The Ministry of Finance and Economy may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Special Reporting Requirement for Companies Whose Securities Are Listed on Foreign Exchanges

Under the regulations of the Financial Supervisory Commission which were amended in March 2005, (i) if a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange submits a report to a foreign exchange, pursuant to the laws of the jurisdiction in which the foreign exchange is located, material information regarding management that have not been disclosed to the Korea Exchange, it must submit a Korean translation of such information to the Financial Supervisory Commission and the Korea Exchange, and (ii) if a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange submits business reports or similar documents to a foreign exchange, it must submit a Korean summary thereof to the Financial Supervisory Commission and the Korea Exchange.

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

Registered Debt Securities

Taxation of Interest

Pursuant to the Special Tax Treatment Control Law (“STTCL”), when we make payments of interest to you on the Registered Debt Securities, no amount will be withheld from such payments for, or on account of, any income taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

If the tax exemption under the STTCL referred to above were to cease to be in effect, the rate of income tax or corporation tax applicable to the interest on the Registered Debt Securities would be 14% of income for a non-resident without a permanent establishment in Korea. In addition, a tax surcharge called a residents’ tax would be imposed at the rate of 10% of the income or corporation tax (which would increase the total tax rate to 15.4%), unless reduction is available under an applicable income tax treaty.

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident who has permanent establishments in Korea). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 27.5% of the net gain or 11% of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and net of certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

Inheritance Tax and Gift Tax

If you die while you are the holder of Registered Debt Securities, the subsequent transfer of the Registered Debt Securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer Registered Debt Securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so.

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

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the ADS depositary. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, such distribution may be subject to Korean tax.

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

With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from the shares of common stock underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, you will be eligible for exemptions for capital gains available under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied.

Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, according to a recent tax ruling issued in 2004 by the Korean tax authority regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under Korean domestic tax law to capital gains from transfer of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfer of the underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfer of ADSs would be exempt from Korean income tax under the STTCL if the issuance of such ADSs is deemed as an overseas issuance under the STTCL.

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

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the ADSs or shares of common stock is greater than a specified amount.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer shares of common stock on the Stock Market Division of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market Division of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

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

U.S. Federal Income and Estate Tax Considerations for U.S. Persons

The following is a summary of certain U.S. Federal income and estate tax consequences for beneficial owners of the Registered Debt Securities, common stock and ADRs that are “U.S. Persons.” For purposes of this summary, you are a “U.S. Person” if you are any of the following for U.S. Federal income tax purposes:

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

You should consult your own tax advisor concerning the particular U.S. Federal income and estate tax consequences to you of the ownership of the Registered Debt Securities, common stock and ADRs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

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

Although interest payments to you are currently exempt from Korean taxation, if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount (as defined below) on the ZTF Debentures, you will be required to include in income any additional amounts and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to deduct or credit such Korean tax (up to the Treaty rate), subject to applicable limitations in the Internal Revenue Code of 1986, as amended (the “Code”). Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. Interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture generally will constitute foreign source income and generally will be considered “passive” income for purposes of computing the foreign tax credit (unless Korean withholding is imposed at a rate of 5% or more, in which case, for taxable years beginning before January 1, 2007, such amounts generally will be considered “high withholding tax interest” for purposes of computing the foreign tax credit). You may be denied a foreign tax credit for Korean taxes imposed with respect to the Registered Debt Securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

The amount of OID includible in income by the initial holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture, or accrued OID, (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Bond Premium”, below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less the aggregate of all qualified stated interest, as defined in the Code, allocable to the accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments made on such ZTF Debenture (other than payment of qualified stated interest) on or before the first day of the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

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

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Registered Debt Security, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the Registered Debt Security, applies only to that Registered Debt Security and cannot be revoked. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service (“IRS”). You should consult your own tax advisor before making this election.

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

Sale, Exchange and Retirement of Registered Debt Securities

When you sell, exchange or retire a Registered Debt Security, you will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued interest you have not included in income, which will be taxable as ordinary income) and your adjusted tax basis in the Registered Debt Security. Your tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security increased by any market discount included in income and reduced by payments of principal you receive and any bond premium that you elect to amortize. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefor, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debentures and any bond premium that you elect to amortize. Your gain or loss realized on selling, exchanging or retiring a Registered Debt Security will generally be treated as United States source income. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the deposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Except as described above with respect to market discount, your gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a Registered Debt Security, you have held the Registered Debt Security for more than one year. If you are an individual and the Registered Debt Security being sold, exchanged or retired is a capital asset that you held for more than one year, you may be eligible for reduced rates of taxation on any capital gain recognized. Your ability to deduct capital losses is subject to limitations.

ZTF Debentures Treated as Equity

If the ZTF Debentures were treated as equity for U.S. Federal income tax purposes, amounts deemed paid with respect to the ZTF Debentures would be deemed dividends for U.S. Federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes).

You would include the amounts deemed paid by us on the ZTF Debentures (before reduction for Korean withholding tax, if any) as dividend income when actually or constructively paid by KEPCO. Section 305 of the Code, which would apply to the ZTF Debentures if they were treated as equity for U.S. Federal income tax purposes, requires current accrual of dividends under principles similar to the accrual of OID. Amounts treated as dividends will not be eligible for the dividend-received deduction generally allowed to U.S. corporations.

Tax Consequences with respect to Common Stock and ADRs

In general, for U.S. Federal income tax purposes, holders of ADRs will be treated as the owners of the underlying common stock that is represented by such ADRs. Accordingly, deposits or withdrawals of common stock by holders for ADRs will not be subject to U.S. Federal income tax. However, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADR and the issuer of the security underlying the ADR may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by such intermediaries.

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

With respect to non-corporate U.S. holders, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADRs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by the holder, in the case of common stock, or by the Depositary, in the case of ADRs, regardless of whether the Won are converted into U.S. dollars. If the Won received as a dividend are not converted into U.S. dollars on the date of receipt, a holder will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as United States source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5 percent. You will be required to properly demonstrate to the company and the Korean tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for credit against your U.S. Federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADRs will be treated as income from sources outside the United States and will generally constitute “passive” income. Further, in certain circumstances, if you have held common stock or ADRs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common stock or ADRs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. Federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock or ADRs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADRs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. Federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common stock or rights to subscribe for common stock that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. Federal income tax. Consequently such distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new common stock or rights so received will be determined by allocating your basis in the old common stock between the old common stock and the new common stock or rights received, based on their relative fair market value on the date of distribution. However, the basis of the rights will be zero if (i) the fair market of the rights is less than 15 percent of the fair market value of the old common stock the time of distribution, unless the taxpayer elects to determine the basis of the old common stock and of the rights by allocating between the old common stock and the rights the adjusted basis of the old common stock or (ii) the rights are not exercised and thus expire.

Sale, Exchange or Other Disposition of ADRs or Common Stock

Upon the sale, exchange or other disposition of ADRs or common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the ADRs or common stock. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition, the ADRs or common stock have been held by you for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of an ADR or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. Federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Estate and Gift Taxation

As discussed above in “ —Korean Taxes—Registered Debt Securities—Inheritance Tax and Gift Tax” and “—Korean Taxes—Shares or ADSs—Inheritance Tax and Gift Tax,” Korea may impose an inheritance tax on your heir who receives ADRs and will impose an inheritance tax on an heir who receives common stock or Registered Debt Securities. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. Federal estate tax imposed on your estate. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADRs or the proceeds received on the sale, exchange, or redemption of the Registered Debt Securities, common stock or ADRs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. Federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this Annual Report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report. You may inspect and copy this Annual Report, including exhibits, and documents that are incorporated by reference in this Annual Report at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2006, approximately 30.9% of our debt was denominated in foreign currencies, principally in U.S. dollars and Yen. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2006, fuel costs represented 33.6% of our revenue from the sale of electric power.

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

We are also exposed to fluctuations in prices of fuel materials. In 2006, uranium accounted for 45.5% of our fuel requirements, coal accounted for 42.9%, oil (including diesel for internal combustion) accounted for 4.6% and LNG accounted for 16.9%. In 2005, measured on the same basis, uranium accounted for 44.9% of our fuel requirements, coal accounted for 41.2%, oil accounted for 4.9% and LNG accounted for 15.0%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3 “Key Information—Risk Factors” and Item 5 “Operating and Financial Review and Properties—Liquidity and Capital Resources—Liquidity”.

We have entered into the various swap contracts to hedge risks involving exchange rate foreign currency debts. Details of currency swap contracts and swaption contracts outstanding as of December 31, 2006 are as follows:

	Contract Year	Settlement Year	Contract Amounts in millions			Contract Interest Rate per Annum
			Pay	Receive		Pay (%)	Receive (%)
JPMorgan Chase Bank & Deutsche Bank (1)	2002	2007	JPY 76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY 30,400	US$	250	1.04	3 months Libor+0.75
ABN AMRO (4)	2002	2008	KRW 181,500	US$	150	5.95	4.63
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY 23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW 177,720	US$	150	5.12	4.75
ABN AMRO & Deutsche Bank (5)	2004	2008	KRW 185,550	US$	150	5.30	4.25
JPMorgan Chase Bank & Credit Suisse First Boston (2)	2004	2011	KRW 172,800	US$	150	Within 3 years: 4.875 After 3 years: 4.875-(10.9- JPY/KRW Spot rate)	4.95

	Contract Year	Settlement Year	Contract Amounts in millions			Contract Interest Rate per Annum
			Pay	Receive		Pay (%)	Receive (%)
Barclays Bank PLC, London	2004	2014	KRW 172,875	US$	150	5.10	5.75
Barclays Bank PLC, London, BNP Paribas, Hana Bank & Credit Suisse First Boston	2004	2011	KRW 288,025	US$	250	4.85	4.875
Barclays Bank PLC, London, Lehman Brothers, Deutsche Bank & BNP Paribas	2005	2012	KRW 310,735	US$	300	5.59	5.25
Leman Brothers, Citibank & Korea Exchange Bank	2006	2007	KRW 100,233	US$	105	4.51	5.82
Barclays Bank PLC, London & Deutsche Bank	2006	2008	KRW 85,757	JPY	10,000	5.61	1.33
Credit Suisse First Boston, Barclays Bank PLC, London & Citibank	2006	2016	KRW 284,205	US$	300	5.26	6.00
UBS AG & Credit Suisse First (3)	2006	2016	KRW 196,200	US$	200	5.48	5.50
Barclays Bank PLC, London & Deutsche Bank	2006	2016	KRW 143,776	US$	150	4.81	5.50

Notes:

(1)	Under the terms of the derivative contract, if the Republic of Korea declares default on its debts, we are entitled to receive Korean government bonds instead of cash from JP Morgan Chase and Deutsche Bank. Valuation for these embedded derivatives is reflected in the valuation of the currency swap. The Company pays JPY7,670 million which is 10% of the contract amount, every March and September and will receive US$650 million in September 2007.

(2)	Under the currency swap contracts, we paid US$65,000,000 and received (Won)74,880 million (exchange rate: (Won)1.152/USD) at inception and will pay (Won)86,400 million (exchange rate: (Won)1.152/USD) and receive US$75,000,000 at expiration.

(3)	We entered into a currency swap contracts with UBS AG and Credit Suisse First Boston. Under the contracts, we paid US$50,000,000 to each counterparty and received (Won)49,050 million (exchange rate: (Won)981/USD) at inception and will pay (Won)98,100 million (exchange rate: (Won)981/USD) and receive US$100,000,000, collectively, at expiration. The contracts provided the same effect as if we issued fixed local currency debenture.

(4)	In relation to the currency swap, we entered into a swaption contract (receive: 5.95%, pay: CD+0.5%), under which the swaption was exercisable by ABN AMRO on January 2, 2006. ABN AMRO did not exercise the swaption and expired on that day.

(5)	The swaption contract expired with respect to the currency swaps.

Under these currency swap contracts and swaption contracts, we recognized a valuation gain of (Won)9 billion and a valuation loss of (Won)170 billion in 2006.

We have entered into the various swap contracts to hedge risks involving interest rate of foreign currency debts. Details of interest rate contracts outstanding as of December 31, 2006 are as follows:

	Notional Amount in Millions		Contract Interest Rate per Annum		Term
			Pay (%)	Receive (%)
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Credit Suisse First Boston	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Suisse First Boston	KRW	50,000	6.89	7.30	2002-2007
JPMorgan Chase Bank	KRW	172,800	4.65	Within 2 years: 4.875 After 2 years: 4.875-(10.9-JPY/KRW Spot rate)	2005-2011

Under these interest rate swap contracts, we recognized a valuation gain of (Won)1 billion and loss of (Won)13 billion in 2006.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighed-average interest rates of short-term and long-term liabilities of us and our generation subsidiaries as of December 31, 2006 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2007	2008	2009	2010	2011	Thereafter	Total
	(In Won millions except rates)
Local currency:
Fixed rate	1,362,893	1,912,833	2,212,664	1,292,465	462,030	141,686	7,384,571
Average weighted rate (1)	5.04%	4.55%	4.63%	4.39%	4.90%	4.35%	4.66%
Variable rate	1,663,853	1,903,368	1,718,084	633,305	239,440	176,106	6,334,156
Average weighted rate (1)	5.12%	4.98%	4.87%	4.74%	4.60%	3.99%	4.92%

Sub-total	3,026,746	3,816,201	3,930,748	1,925,770	701,470	317,792	13,718,727

Foreign currency(2) :
Fixed rate	648,120	743,745	1,108	306,594	1,329,765	2,500,251	5,529,583
Average weighted rate (1)	2.28%	3.09%	8.30%	3.14%	1.06%	5.94%	3.80%
Variable rate	—	—	—	—	—	—	—
Average weighted rate (1)	—	—	—	—	—	—	—

Sub-total	648,120	743,745	1,108	306,594	1,329,765	2,500,251	5,529,583

Total	3,674,866	4,559,946	3,931,856	2,232,364	2,031,235	2,818,043	19,248,310

Notes:

(1)	Weighted average rates of the portfolio at the period end.

(2)	Based on information following swap transaction.

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

The following modeling assumptions were made in the following sensitivity analysis:

(1) For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be (Won)929.6 to US$1.00, which was the market exchange rate as of December 31, 2006. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

(2) The amount of foreign currency debt to be incurred by us in 2007 and 2008 was assumed to be US$600 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. dollars with a maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one-year period and further assumed that 32.9% of our debt in 2007 and 2008 would carry floating interest rates consistent with our interest rate portfolio as of December 31, 2006; and

(3) For any one-year period, we used prices of fuel materials in our budget for 2007 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2007 and 2008 was used.

If the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2006, we estimate that our unrealized foreign exchange translation losses will increase by (Won)256 billion in 2007, and by (Won)247 billion in 2008. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 33 of the notes to our consolidated financial statements.

In addition, if the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2006, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by (Won)72 billion in 2007 and by (Won)65 billion in 2008, (2) as a result of increased interest expenses by (Won)21 billion in 2007 and by (Won)20 billion in 2008, and (3) as a result of increased fuel expenses by (Won)869 billion in 2007 and by (Won)910 billion in 2008.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2006, we estimate that our income before income taxes will decrease by (Won)63 billion in 2007 and by (Won)63 billion in 2008 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.

If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2006, we estimate that our income before income taxes will decrease by (Won)910 billion in 2007 and by (Won)953 billion in 2008.

For comparative purposes, we also made the following modeling assumptions in June 2006 for the 2006 and 2007 sensitivity analysis that follows these assumptions:

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

Disclosures on the use of proceeds are not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Control

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2006.

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

Based upon the evaluation referred to above, our Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our Executive Officer and Chief Financial Officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that the our internal control over financial reporting was effective as of December 31, 2006 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management’s assessment, as well as the effectiveness of internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2006. KPMG Samjong has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board, which is filed as Exhibit 15.5 to this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We are currently undertaking management reforms to improve our business through a change in management ethics and philosophy and management structure. We established the Management Innovation Office in August 2004 under the direct control of our president to lead this reform. In connection with this reform, we are planning to introduce internal competition by establishing a “strategy business unit” system and to implement enterprise resource planning (“ERP”). In July 2005, we commenced implementing a provisional ERP system in consultation with an advisory firm to enhance transparency and efficiency in management. In March 2007, we formally launched an ERP system and have been continuously upgrading it.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation, we currently have three auditors, consisting of one standing auditor and two non-standing auditors. These auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. In July 2005, our board of auditors, officially appointed to their positions by the President of the Republic, determined that at least one of its members is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Such member remains a member of the board of auditors.

ITEM 16B.    CODE OF ETHICS

Pursuant to the requirements of the Sarbanes–Oxley Act, we have adopted a Code of Ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2005 and 2006 for professional services rendered by KPMG Samjong Accounting Corp., a member firm of KPMG International, a Swiss cooperative, respectively, our principal accountant, depending on the various types of services and a brief description of the nature of such services.

	Aggregate fees billed during the Year Ended December 31,
Type of services	2005		2006		Nature of services
	(In millions of Won)
Audit Fees	(Won)	1,206	(Won)	1,508	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		152		99	Accounting advisory service.
Tax Fees		93		71	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	(Won)	1,451	(Won)	1,678

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

In addition, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Board of Auditors or a designated member thereof and approved prior to the completion of the audit.

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

ITEM 19.    EXHIBITS

(a) Financial Statements filed as part of this Annual Report

See Index to Financial Statements on page F-1 of this annual report.

(b) Exhibits filed as part of this Annual Report

See Exhibit Index beginning on page E-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in English)*

2.1	Form of Deposit Agreement**

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act (in English)***

15.2	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)****

15.3	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

15.4	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)****

15.5	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)

15.6	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)

15.7	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)

15.8	Information concerning Consent of Ahn Kwon (Korea Southeast Power Co., Ltd.)

*	A fair and accurate translation from Korean to English. Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on June 30, 2005 for the fiscal year ended December 31, 2004.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
****	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ LEE, WON-GUL
Name:	Lee, Won-Gul
Title:	President & Chief Executive Officer

Date: June 29, 2007

INDEX TO FINANCIAL STATEMENTS

Page
Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)	F-2

Attestation Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)	F-3

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)	F-4

Attestation Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)	F-5

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)	F-6

Attestation Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)	F-7

Consolidated balance sheets as of December 31, 2005 and 2006	F-8

Consolidated statements of income for the years ended December 31, 2004, 2005 and 2006	F-10

Consolidated statements of stockholders’ equity for the years ended December 31, 2004, 2005 and 2006	F-11

Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006	F-12

Notes to the consolidated financial statements	F-14

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheets of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated companies, which statements reflect total assets constituting 4.5% and 10.1% as of December 31, 2005 and 2006, respectively, and total operating expenses constituting 28.6%, 9.6% and 25.8% (after elimination of intercompany transactions) in 2004, 2005 and 2006, respectively, of the consolidated totals. These statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for those consolidated companies, is based solely on the reports of the other auditors. The financial statements of a subsidiary for the year ended December 31, 2004 were audited by auditors who have ceased operations and whose report dated March 9, 2005 expressed an unqualified opinion.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 33 of the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 26, 2007

Report of Independent Registered Public Accounting Firm on

Internal Control over Financial Reporting

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have audited management’s assessment, included in the accompanying managements’ Annual Report on Internal control Over Financial Reporting, that Korea Electric Power Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We did not audit the effectiveness of internal control over financial reporting of certain consolidated companies, whose financial statements reflect total assets and total operating expenses constituting 10.1% and 25.8% (after elimination of intercompany transactions), respectively, of the consolidated totals as of and for the year ended December 31, 2006. The effectiveness of certain consolidated companies’ internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of certain consolidated companies’ internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of the other auditors, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated May 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 26, 2007

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Korea Southern Power Co., Ltd.:

Seoul, Republic of Korea

We have audited the accompanying balance sheets of Korea Southern Power Co., Ltd. (the “Company”) as of December 31, 2005 and 2006, and the related statements of income, appropriations of retained earnings and cash flows for each of the three years in the period ended December 31, 2006 (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Southern Power Co., Ltd. as of December 31, 2005 and 2006, and the result of its operations, changes in its retained earnings and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the Republic of Korea.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to accounting principles generally accepted in the United States of America are set forth in Note 24.

Our audits also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

/s/ Deloitte Anjin LLC

Seoul, Korea

May 14, 2007

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholder and Board of Directors of

Korea Southern Power Co., Ltd.:

Seoul, Republic of Korea

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Korea Southern Power Co., Ltd. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet and the related statements of income, appropriations of retained earnings and cash flows for the year ended December 31, 2006 of the Company and our report dated May 14, 2007 expressed an unqualified opinion on those financial statements with explanatory paragraphs relating to our audits comprehending the translation of Korean won amounts to U.S. dollars and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/ Deloitte Anjin LLC

Seoul, Korea

May 14, 2007

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Korea Midland Power Co., Ltd.:

Seoul, Republic of Korea

We have audited the accompanying balance sheets of Korea Midland Power Co., Ltd. (the “Company”) as of December 31, 2006, and the related statements of income, appropriations of retained earnings and cash flows for the years ended December 31, 2004 and 2006 (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2006, and the result of its operations, changes in its retained earnings and its cash flows for the years ended December 31, 2004 and 2006 in conformity with accounting principles generally accepted in the Republic of Korea (See Note 2).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to accounting principles generally accepted in the United States of America are set forth in Note 24.

Our audits also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

/s/ Deloitte Anjin LLC

Seoul, Korea

May 14, 2007

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholder and Board of Directors of

Korea Midland Power Co., Ltd.:

Seoul, Republic of Korea

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Korea Midland Power Co., Ltd. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet and the related statements of income, appropriations of retained earnings and cash flows for the year ended December 31, 2006 of the Company and our report dated May 14, 2007 expressed an unqualified opinion on those financial statements with explanatory paragraphs relating to our audits comprehending the translation of Korean won amounts to U.S. dollars and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/ Deloitte Anjin LLC

Seoul, Korea

May 14, 2007

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2006	2006
Assets
Property, plant and equipment (notes 1, 3, 4 and 32):	(Won)	89,845,695	95,803,562	$103,014,583
Less: accumulated depreciation		(29,553,912)	(34,839,815)	(37,462,167)
Less: construction grants		(3,641,009)	(4,090,157)	(4,398,018)

		56,650,774	56,873,590	61,154,398
Construction in-progress		7,355,280	8,393,339	9,025,096

Net property, plant and equipment		64,006,054	65,266,929	70,179,494

Investments and others:
Long-term investment securities (note 6)		1,628,698	1,730,270	1,860,505
Long-term loans (notes 7 and 21)		355,861	391,172	420,615
Currency and interest rate swaps (note 23)		549,668	2,248	2,417
Intangible assets (note 5)		886,333	854,283	918,584
Other non-current assets (notes 8 and 18)		301,317	399,259	429,310

		3,721,877	3,377,232	3,631,431

Current assets:
Cash and cash equivalents (notes 9 and 18)		1,399,031	1,845,892	1,984,830
Trade receivables, less allowance for doubtful accounts of (Won)51,069 in 2005 and (Won)50,173 in 2006 (notes 18, 29 and 30)		2,162,747	2,396,648	2,577,041
Other accounts receivable, less allowance for doubtful accounts of (Won)9,019 in 2005 and (Won)9,871 in 2006 (notes 18, 29 and 30)		340,679	359,372	386,422
Short-term investment securities (note 6)		28,835	15,239	16,386
Short-term financial instruments (note 18)		852,757	1,163,613	1,251,197
Inventories (notes 4 and 10)		1,827,669	2,098,976	2,256,963
Currency swaps (note 23)		—	479,879	515,999
Current deferred income tax assets, net (note 26)		173,632	230,376	247,716
Other current assets (notes 7, 11 and 18)		223,401	201,330	216,484

		7,008,751	8,791,325	9,453,038

Total assets	(Won)	74,736,682	77,435,486	$83,263,963

See accompanying notes to the consolidated financial statement.

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets—(Continued)

December 31, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
	2005		2006	2006
Liabilities and Stockholders’ Equity
Stockholders’ equity:
Authorized—1,200,000,000 shares
Common stock of (Won)5,000 par value
Issued—641,567,712 shares in 2005 and 2006 (notes 12 and 14)	(Won)	3,207,839	3,207,839	$3,449,289
Capital surplus (notes 3 and 12)		14,421,065	14,517,143	15,609,831
Retained earnings:
Appropriated (note 13)		22,209,291	23,922,207	25,722,803
Unappropriated		2,417,130	2,196,643	2,361,982
Capital adjustments (note 14)		(64,737)	(759,085)	(816,220)
Minority interest in consolidated subsidiaries		147,062	150,740	162,086

Total stockholders’ equity		42,337,650	43,235,487	46,489,771

Long-term liabilities:
Long-term debt (notes 17 and 29)		15,494,145	15,427,624	16,588,843
Accrual for retirement and severance benefits, net (note 19)		977,947	1,184,249	1,273,386
Liability for decommissioning costs (note 20)		6,915,149	7,543,491	8,111,281
Reserve for self-insurance		98,618	103,942	111,766
Currency and interest rate swaps (note 23)		168,747	252,523	271,530
Deferred income tax liabilities, net (note 26)		816,756	547,672	588,895
Other long-term liabilities		789,365	519,821	558,946

		25,260,727	25,579,322	27,504,647

Current liabilities:
Trade payables (notes 18, 29 and 30)		1,217,747	1,172,000	1,260,215
Other accounts payable (notes 18, 29 and 30)		732,212	874,759	940,601
Short-term borrowings (notes 16 and 29)		334,678	476,720	512,602
Current portion of long-term debt (notes 17 and 29)		3,282,817	4,221,171	4,538,894
Income tax payable		568,229	881,855	948,231
Accrued expenses (note 18)		263,404	293,484	315,574
Dividends payable		2,781	3,075	3,306
Currency and interest rate swaps (note 23)		33,803	6,738	7,245
Other current liabilities (notes 18 and 22)		702,634	690,875	742,877

		7,138,305	8,620,677	9,269,545

Total liabilities		32,399,032	34,199,999	36,744,192

Commitments and contingencies (note 31)
Total stockholders’ equity and liabilities	(Won)	74,736,682	77,435,486	$83,263,963

See accompanying notes to the consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won				U.S. dollars (note 2)
	2004		2005	2006	2006
Operating revenues (notes 29, 30 and 32):
Sale of electricity	(Won)	23,346,910	24,769,146	26,590,015	$28,591,414
Other operating revenues		608,752	675,561	818,798	880,428

		23,955,662	25,444,707	27,408,813	29,471,842

Operating expenses (notes 24, 25, 29, 30 and 32):
Power generation, transmission and distribution costs		16,533,729	17,914,867	19,985,092	21,489,346
Purchased power		1,411,131	1,772,020	2,073,220	2,229,269
Other operating costs		249,206	317,495	379,396	407,953
Selling and administrative expenses		1,294,122	1,518,669	1,576,280	1,694,925

		19,488,188	21,523,051	24,013,988	25,821,493

Operating income		4,467,474	3,921,656	3,394,825	3,650,349

Other income (expense):
Interest income (note 32)		89,221	88,305	156,657	168,448
Interest expense (note 32)		(737,839)	(642,930)	(700,827)	(753,577)
Gain on foreign currency transactions and translation, net		866,191	296,869	416,825	448,199
Donations		(151,982)	(183,779)	(180,870)	(194,484)
Equity income of affiliates (notes 6 and 32)		130,595	97,929	80,009	86,031
Gain on disposal of investments, net		16,585	—	17	18
Loss on disposal of property, plant and equipment, net		(11,186)	(6,054)	(3,067)	(3,298)
Valuation gain (loss) on currency and interest rate swaps and currency forwards, net (note 23)		(169,241)	167,351	(172,603)	(185,595)
Prior year error correction (notes 20 and 26(f))		—	—	109,910	118,183
Other, net		199,971	92,401	288,299	310,000

		232,315	(89,908)	(5,650)	(6,075)

Income before income taxes and minority interest		4,699,789	3,831,748	3,389,175	3,644,274

Income taxes (note 26)		(1,795,170)	(1,399,419)	(1,143,411)	(1,229,474)

Income before minority interest		2,904,619	2,432,329	2,245,764	2,414,800

Minority interest in net income of consolidated subsidiaries		(22,097)	(24,686)	(20,204)	(21,725)

Net income	(Won)	2,882,522	2,407,643	2,225,560	$2,393,075

Basic earnings per share (note 27)	(Won)	4,576	3,790	3,488	$3,751

Diluted earnings per share (note 27)	(Won)	4,510	3,766	3,389	$3,644

See accompanying notes to the consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars)

	Won
	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Balances at January 1, 2004	(Won)	3,203,743	14,544,520	20,231,488	(325,384)	127,569	37,781,936
Net income		—	—	2,882,522	—	—	2,882,522
Dividends declared (note 15)		—	—	(661,537)	—	—	(661,537)
Cumulative effect of accounting change (note 20)		—	—	687,362	—	—	687,362
Change in capital surplus		—	(5)	—	—	—	(5)
Loss on disposal of treasury stock		—	(599)	—	—	—	(599)
Changes in treasury stock		—	—	—	(12,881)	—	(12,881)
Changes in unrealized losses on available-for-sale securities		—	—	—	1,140	—	1,140
Changes in unrealized losses on investments in affiliates		—	—	—	3,111	—	3,111
Changes in translation adjustments of foreign subsidiaries		—	—	—	(49,592)	—	(49,592)
Changes in valuation of derivatives		—	—	—	(24,705)	—	(24,705)
Changes in minority interests		—	—	—	—	(4,470)	(4,470)

Balances at December 31, 2004		3,203,743	14,543,916	23,139,835	(408,311)	123,099	40,602,282
Net income		—	—	2,407,643	—	—	2,407,643
Dividends declared (note 15)		—	—	(724,156)	—	—	(724,156)
Cumulative effect of accounting change (notes 1(i) and 1(x))		—	(184,539)	12,422	172,117	—	—
Issuance of common stock for non-cash assets (note 12)		4,096	23,846	—	—	—	27,942
Exercise of conversion right (note 17)		—	(25,148)	—	—	—	(25,148)
Directly charged tax effect		—	(617)	(189,024)	(16,054)	—	(205,695)
Gain on disposal of treasury stock, net of tax		—	63,555	—	—	—	63,555
Change in retained earnings of subsidiaries		—	—	(20,247)	—	—	(20,247)
Changes in treasury stock		—	—	—	89,966	—	89,966
Changes in unrealized losses on available-for-sale securities		—	—	—	8,475	—	8,475
Equity gain of affiliates, net		—	—	—	7,446	—	7,446
Changes in translation adjustments of foreign subsidiaries		—	—	—	49,552	—	49,552
Changes in valuation of derivatives		—	—	—	32,072	—	32,072
Changes in minority interests		—	—	—	—	23,963	23,963
Other		—	52	(52)	—	—	—

Balances at December 31, 2005	(Won)	3,207,839	14,421,065	24,626,421	(64,737)	147,062	42,337,650
Net income		—	—	2,225,560	—	—	2,225,560
Dividends declared (note 15)		—	—	(731,535)	—	—	(731,535)
Exercise of conversion right (note 17)		—	47,270	—	—	—	47,270
Gain on disposal of treasury stock, net of tax		—	48,849	—	—	—	48,849
Change in retained earnings of subsidiaries		—	—	(1,648)	—	—	(1,648)
Changes in treasury stock		—	—	—	(678,687)	—	(678,687)
Changes in unrealized gains on available-for-sale securities, net		—	—	—	1,439	—	1,439
Equity gain of affiliates		—	—	—	2,972	—	2,972
Changes in translation adjustments of foreign subsidiaries		—	—	—	(12,971)	—	(12,971)
Changes in valuation of derivatives (note 23)		—	—	—	(7,101)	—	(7,101)
Changes in minority interests		—	—	—	—	3,678	3,678
Other		—	(41)	52	—	—	11

Balances at December 31, 2006	(Won)	3,207,839	14,517,143	26,118,850	(759,085)	150,740	43,235,487

U.S. dollars (note 2)		$3,449,289	15,609,832	28,084,785	(816,220)	162,086	46,489,771

See accompanying notes to the consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars)

	Won				U.S. dollars (note 2)
	2004		2005	2006	2006
Cash flows from operating activities:
Net income	(Won)	2,882,522	2,407,643	2,225,560	$2,393,075
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		5,448,647	5,847,668	5,744,401	6,176,775
Property, plant and equipment removal cost		199,137	203,281	229,417	246,685
Provision for retirement and severance benefits		296,978	282,464	313,078	336,643
Provision for decommissioning costs		257,295	321,139	328,237	352,943
Provision for claims		—	50,689	70,278	75,568
Bad debt expense		19,982	26,507	25,317	27,223
Interest expense, net		2,931	16,219	22,742	24,454
Gain on foreign currency translation, net		(749,387)	(250,385)	(356,606)	(383,447)
Equity income of affiliates, net		(130,595)	(97,929)	(80,009)	(86,031)
Gain on disposal of investments, net		(16,585)	—	(17)	(18)
Loss on disposal of property, plant and equipment, net		11,186	6,054	3,067	3,298
Deferred income tax expense (benefit), net		(26,666)	102,790	(183,856)	(197,695)
Valuation loss (gain) on currency and interest rate swaps and currency forwards, net		169,241	(167,351)	172,603	185,595
Transaction loss (gain) on derivatives, net		7,150	28,447	24,580	26,430
Prior year error correction		—	—	(109,910)	(118,183)
Other losses, net		(27,034)	(37,979)	19,063	20,498
Changes in assets and liabilities:
Trade receivables		(133,346)	(477,086)	(254,920)	(274,108)
Other accounts receivable		221,697	162,618	(22,850)	(24,570)
Inventories		(561,951)	(504,020)	(624,857)	(671,889)
Other current assets		(3,934)	(125,997)	(73,549)	(79,085)
Trade payables		8,909	459,783	(46,442)	(49,938)
Other accounts payable		58,014	(116,457)	176,385	189,661
Income tax payable		293,374	(560,428)	302,433	325,197
Accrued expenses		(50,244)	7,636	31,652	34,034
Other current liabilities		195,550	(222,582)	(78,104)	(83,983)
Other long-term liabilities		(153,229)	264,817	(190,555)	(204,897)
Payment of retirement and severance benefits		(18,974)	(27,880)	(43,133)	(46,380)
Payment of decommissioning costs		(67,012)	(60,819)	(10,039)	(10,795)
Payment of self-insurance		(848)	(1,535)	(1,582)	(1,701)
Other, net		17,219	72,502	189,719	203,999

Net cash provided by operating activities	(Won)	8,150,027	7,609,809	7,802,103	$8,389,358

See accompanying notes to the consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars)

	Won				U.S. dollars
	2004		2005	2006	2006

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	(Won)	21,475	144,918	38,320	$41,204
Additions to property, plant and equipment		(6,286,531)	(6,718,780)	(7,469,389)	(8,031,601)
Receipt of construction grants		624,213	680,232	800,615	860,876
Proceeds from disposal of investment securities		350,210	138,146	55,208	59,363
Acquisition of investment securities		(118,876)	(78,470)	(65,765)	(70,715)
Increase in long-term loans, net		(78,153)	(54,198)	(66,129)	(71,106)
Acquisition of intangible assets		(43,426)	(54,146)	(63,591)	(68,377)
Increase in other non-current assets		(21,706)	(48,392)	(6,988)	(7,514)
Increase in short-term financial instruments, net		(39,968)	(693,837)	(310,852)	(334,249)
Decrease in current portion of long-term loans, net		20,291	24,614	18,230	19,602
Payment of support for inducement of radioactive waste facilities		—	—	(300,000)	(322,581)

Net cash used in investing activities		(5,572,471)	(6,659,913)	(7,370,341)	(7,925,098)

Cash flows from financing activities:
Proceeds from long-term debt		5,173,324	4,097,893	4,917,747	5,287,900
Repayment of long-term debt		(7,443,946)	(4,325,647)	(3,494,930)	(3,757,989)
Proceeds from (repayment of) short-term borrowings, net		215,998	(76,681)	144,192	155,045
Acquisition of treasury stock		—	—	(740,949)	(796,719)
Dividends paid		(673,626)	(728,562)	(737,955)	(793,500)
Other, net		(199,644)	(210,380)	(70,905)	(76,242)

Net cash provided by (used in) financing activities		(2,927,894)	(1,243,377)	17,200	18,495

Increase in cash and cash equivalents from changes in consolidated subsidiaries		857	—	—	—

Change in cash and cash equivalents from the translation of foreign subsidiaries		(31,658)	23,015	(2,101)	(2,259)

Decrease (increase) in cash and cash equivalents		(381,139)	(270,466)	446,861	480,496

Cash and cash equivalents, at beginning of year		2,050,636	1,669,497	1,399,031	1,504,334

Cash and cash equivalents, at end of year	(Won)	1,669,497	1,399,031	1,845,892	$1,984,830

See accompanying notes to the consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005 and 2006

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

The KEPCO Act, requires that the Government, directly, or pursuant to The Korea Development Bank Act, through Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, own at least 51% of KEPCO’s issued common stock. As of December 31, 2006, the Government of the Republic of Korea, KDB and foreign investors hold 21.12%, 29.95% and 28.97%, respectively, of KEPCO’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In addition, KEPCO has been contemplating the gradual privatization of KEPCO’s power generation subsidiaries and distribution business. In 2002, the Company commenced the sale of one of its generation subsidiaries. However, this sale was delayed due to unfavorable stock market conditions at the time. The Company intends to resume its stock-listing process in due course, after taking into consideration the overall stock market and other pertinent matters. The privatization of the power generation subsidiaries may result in a change in pricing of electric power, operational organization, related regulations and general policies for supply and demand of energy. The privatization of KEPCO’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004. In lieu of privatization, the Korea Tripartite Commission recommended the creation of independent business divisions, namely, the “strategic business units”, to create internal competition among the business divisions and ultimately improve efficiency. On September 25, 2006, KEPCO launched the strategic business units.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

Effective January 1, 2006, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 20, “Related Party Disclosures.” The adoption of the standard did not have a significant impact on accompanying consolidated financial statements.

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

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated statements of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated as of December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005
Account	Parent company interest		Minority interest	Total
Property, plant and equipment	(Won)	198,601	3,644	202,245
Intangible assets		1,535	—	1,535

	(Won)	200,136	3,644	203,780

	Won (millions)
	2006
Account	Parent company interest		Minority interest	Total
Property, plant and equipment	(Won)	219,709	4,284	223,993
Intangible assets		820	—	820

	(Won)	220,529	4,284	224,813

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(d)	Consolidated Subsidiaries

	Year of establishment	Ownership percentage (%)		Primary business
Subsidiaries		2005	2006
Korea Hydro & Nuclear Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Inc.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Service & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO China International Ltd.	2004	100.0	100.0	Holding Company
KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company
KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company
KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company
KEPCO Lebanon SARL (*3)	2006	—	100.0	Operation of utility plant
KEPCO Neimenggu International Ltd. (*3)	2006	—	100.0	Holding Company
KEPCO Philippines Corporation (*2)	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation (*2)	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
Jiaozuo KEPCO Power Company Ltd.	2004	75.8	77.0	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)
KEPCO Salcon Power Corporation	2005	60.0	60.0	Construction and operation of utility plant (Subsidiary of KEPCO Philippines Corporation)

(*1)	Six new power generation subsidiaries were established on April 2, 2001 through the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

(*2)	Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to the National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

(*3)	KEPCO Lebanon SARL and KEPCO Neimenggu International Ltd. were established as subsidiaries in 2006.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin

(e)	Affiliates Accounted for Using the Equity Method

	Year of establishment	Ownership percentage (%)		Primary business
Affiliate		2005	2006
Korea Gas Corporation	1983	24.5	24.5	Importing and wholesaling LNG
Korea District Heating Co., Ltd.	1985	26.1	26.1	Generating and distributing electricity and heat
LG Powercom Corporation	2000	43.1	43.1	Leasing telecommunication lines and providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Electricity metering
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd. (*1)	2005	40.0	40.0	Construction and operation of utility plant
Salcon Power Corporation (*2)	2006	—	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd. (*3)	2006	—	40.0	Construction and operation of utility plant

(*1)	KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd.

(*2)	KEPCO Philippines Holdings Inc. owns 40.0% of the shares of Salcon Power Corporation.

(*3)	KEPCO Neimenggu International Ltd. owns 40.0% of the shares of Datang Chifeng Renewable Co., Ltd.

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the period ended December 31, 2004, 2005 and 2006, the amounts of capitalized interest were

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(Won)313,548 million, (Won)205,976 million and (Won)237,225 million, respectively, which includes net foreign currency transactions and translation gains of (Won)240,389 million, (Won)165,060 million and (Won)253,009 million, respectively, for the years ended December 31, 2004, 2005 and 2006.

The impact on the Company’s financial position as of and for the year ended December 31, 2006, if the interest and other borrowing costs were expensed instead of being capitalized, is as follows.

	Won (millions)
	2004
	Construction in-progress		Total assets	Interest expense	Income before income taxes
Capitalized	(Won)	7,516,932	73,653,685	737,839	4,699,789
Expensed		7,203,384	73,340,137	1,051,387	4,386,241

	(Won)	313,548	313,548	(313,548)	313,548

	Won (millions)
	2005
	Construction in-progress		Total assets	Interest expense	Income before income taxes
Capitalized	(Won)	7,355,280	74,736,682	642,930	3,831,748
Expensed		7,149,304	74,530,706	848,906	3,625,772

	(Won)	205,976	205,976	(205,976)	205,976

	Won (millions)
	2006
	Construction In-progress		Other intangible assets	Total assets	Interest expense	Income before income taxes
Capitalized	(Won)	8,393,339	429,104	77,435,486	700,827	3,389,175
Expensed		8,156,177	429,041	77,198,261	938,052	3,151,950

	(Won)	237,162	63	237,225	(237,225)	237,225

Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises (which approximately the economic useful lives of assets) as follows:

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (inclued in loaded nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30 ~ 40
Capitalized asset retirement cost of loaded nuclear fuel	—
Others	4 ~ 9

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

As described in note 1(v), in 2004, the Company adopted SKAS No. 17, “Provisions, Contingent Liabilities and Contingent Assets”, and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line (dismantling costs) and units-of-production depreciation method (spent fuel). The impact of adopting SKAS No. 17 is disclosed in note 20.

When the Company receives grants which relate to the construction of transmission and distribution facilities, such amounts are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received (Won)617,366 million, (Won)679,735 million and (Won)796,994 million of construction grants, and offset (Won)145,310 million, (Won)166,773 million and (Won)265,175 million against depreciation expense, and (Won)48,479 million, (Won)54,319 million and (Won)85,934 million against removal cost of property, plant and equipment for the years ended December 31, 2004, 2005 and 2006, respectively.

(g)	Asset Impairment

When the book value exceeds the estimated recoverable value of an asset due to obsolescence, physical damage or decline in market value, and the amount is material, the impaired asset is recorded at the recoverable value with the resulting impairment loss charged to current operations. If the recoverable value exceeds the adjusted book value of the asset in a subsequent period, the recoveries of previously recognized losses are recognized as gain in subsequent periods to the extent the net realizable value equals the book value of the assets before the loss is recognized after consideration of accumulated depreciation.

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. If management believes the assets may have declined in value based on these assumptions, the Company records impairment charges to reflect the estimated recoverable value.

(h)	Investment Securities

Securities are initially recorded at cost. The cost includes the market value of the consideration given and incidental expenses.

Upon acquisition, the Company classifies debt and marketable equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination is reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

Trading securities are carried at fair value, with unrealized holding gains and losses included in income. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment, net of tax. Investments in equity securities that do not have readily determinable fair values are stated at cost. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

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

On a continuous basis, the Company evaluates available-for-sale and held-to-maturity securities for possible other-than-temporary impairment at the balance sheet date. Factors considered in assessing whether an indication of other-than-temporary impairment exists for available-for-sale securities include: the degree of change in the ratio of market price per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. Factors considered in assessing whether an indication of other-than-temporary impairment exists for held-to-maturity security include consideration of the financial condition, business prospects and credit worthiness of the issuer.

When evidence of other-than-temporary impairment exists, unless there is clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity securities or non-marketable equity securities is measured as the excess of the carrying amount over of the recoverable amount estimated as the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities stated at fair value, the impairment loss recognized in the current period is the excess of the recoverable amount for debt securities or the amount of the acquisition cost of equity securities less impairment loss recognized in prior periods in excess of the fair value.

If the realizable value subsequently recovers, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss. For securities stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would have been as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. When held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. If available-for-sale securities are reclassified into held-to-maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholders’ equity as a capital adjustment, but amortized over the remaining term of the security using the effective interest rate method.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(i)	Investment Securities under the Equity Method of Accounting

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

(j)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.

(i)	Research and Development Costs

All costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expenses as incurred. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads. Capitalized costs are amortized on a straight-line basis over 5 years.

(ii)	Other Intangible Assets

Other intangible assets, which consist of industrial rights, land rights, computer software and others, are stated at cost less accumulated amortization and impairment losses, if any. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 50 years, based on the nature of the asset.

The Company reviews for the impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(l)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(m)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

A rollforward of the allowance for doubtful accounts is as follows:

	Won (millions)
	2004		2005	2006
Balance at beginning of the year	(Won)	33,732	38,660	51,069
Provision for bad debts		16,465	25,621	23,168
Reversal of allowance for doubtful accounts		(56)	—	(1,346)
Write off		(11,481)	(13,212)	(22,718)

Balance at end of the year	(Won)	38,660	51,069	50,173

(n)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, the specific identification method for materials in transit, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of each year.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(o)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between the nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest rate method. The amount amortized is included in interest expense or interest income.

(p)	Convertible Bonds

When issuing convertible bonds, the value of the conversion rights is recognized separately as a component of capital surplus. Consideration for conversion rights is measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance. The amortization of conversion right adjustment is recorded as a component of interest expense.

The value of common shares issued pursuant to the exercise of the conversion right is measured as the sum of the carrying amount of the convertible bonds determined on the date such rights are exercised and the amount of consideration received for such rights, at the time of issuance of the convertible bonds. Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP.

(q)	Discount (Premium) on Debentures and Debt Issuance Costs

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

Unamortized debt issuance costs are accounted for as a reduction of the related bond liability and amortized over the life of the bond. Upon early redemption, the amount of debt issuance costs is written off proportionally.

(r)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets.

Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company purchased individual severance insurance deposits, which meet the funding requirement for tax deduction purposes, in which the beneficiary is the respective employee, with a balance of (Won)277,704 million and (Won)343,093 million as of December 31, 2005 and 2006, respectively, and are presented as a deduction from the accrual of retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction of the retirement and severance benefit liability. However, due to a regulation applied since April 1999, such transfers to the National Pension Fund are no longer required.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(s)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accidents and liabilities to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets 15.8% of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(t)	Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,013.0 and (Won)929.6 to US$1, the rate of exchange on December 31, 2005 and 2006, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

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

(u)	Derivatives

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

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. Accumulated gain or loss in stockholder’s equity is recorded in the income statement in the periods in which the hedged item will affect profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the consolidated statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(v)	Liability for Decommissioning Costs

In October 2004, Korea Accounting Standard Board issued SKAS No. 17, “Provision and Contingent Liability & Asset.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset included in property, plant and equipment. The liability for decommissioning costs is adjusted based on management’s best estimates on each balance sheet date. Under SKAS No. 17, the discount rate was set at the date of adoption (January 1, 2004) and should be applied in all future periods. In addition, any new obligation arising from new plant would use the discount rate in effect at the time plant commences operations. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company subsequently depreciates the asset retirement costs of nuclear power plants and the asset retirement costs of loaded nuclear fuel using the straight-line and units-of-production depreciation method, respectively.

(w)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term construction contracts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method, whereby revenue is recognized based on the actual costs incurred as a percentage of total estimated costs of the contract. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be reliably measured, and it is probable that the Company will receive the economic benefits associated with the transaction.

(x)	Income Taxes

Income tax on income or loss for the period consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Effective January 1, 2005, the Company adopted SKAS No. 16, “Income Taxes.” In accordance with the statement, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference for those with no related asset or liability such as loss carryforwards and tax credit carryforwards. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability.

Deferred taxes are recognized on the temporary differences related to unrealized gains and losses on available-for-sale securities that are reported as a separate component of capital adjustment.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

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

(y)	Dividends payable

Dividends are recorded when approved by the board of directors and shareholders.

(z)	Prior Period Adjustments

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

(aa)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income, after addition for the effect of expenses related to dilutive securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

(ab)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(ac)	Use of Estimates

The preparation of consolidated financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(ad)	Accounting Principles

Certain subsidiaries apply different accounting methods for cost of inventory and the depreciation of fixed assets and intangible assets than those of KEPCO. The effect of the different accounting is not considered material.

(i)	Cost of Inventory

Company	Raw material (*)	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving average
Korea Western Power Co., Ltd.	Weighted-average	Weighted-average	Weighted-average
Korea Power Engineering Co., Inc.	Weighted-average	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification
KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted-average	Specific identification
Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average
KEPCO Philippines Corporation	Weighted-average	Weighted-average	Weighted-average
KEPCO Ilijan Corporation	Weighted-average	Weighted-average	Weighted-average

(*)	Specific identification method is applied to materials in transit.

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining- balance	Declining- balance	Declining- balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
Korea Plant Service & Engineering Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Philippines Corporation	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Ilijan Corporation	Straight-line	Straight-line	Straight-line	Straight-line

(ae)	Elimination of Investments and Shareholders’ Equity

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

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The elimination entries of the Parent Company’s investments against the related investees’ shareholders’ equity at December 31, 2006 are summarized as follows:

	Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,666,540	Investments in affiliates	(Won)	25,235,571
Capital surplus		15,448,710	Consolidated capital surplus		2,192
Retained earnings		7,817,566	Consolidated retained earnings		522,679
Consolidated Capital adjustment		158,728	Equity gain of affiliates		19,105
			Capital adjustment		169,239
			Minority interests		142,353
			Other		405

	(Won)	26,091,544		(Won)	26,091,544

(af)	Application of the Statements of Korea Financial Accounting Standards

The Korea Accounting Standards Board (“KASB”) has published a series of SKAS, which will gradually replace the existing financial accounting standards established by the Korea Financial Supervisory Board. On January 1, 2007 SKAS No. 21, “Preparation and Presentation of Financial Statements” and SKAS No. 23, “Earnings per Share” will become effective for the Company according to the effective date set forth in the standards. The Company does not expect the adoption of the standards to have a material impact on the consolidated financial statements.

(2)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 29, 2006, have been translated into United States dollars at the rate of (Won)930.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of December 31, 2005 and 2006, the Company has a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2006, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land—utility plant, transmission and distribution sites and other	(Won)	5,993,983	8,338,687

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the years ended December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	5,678,090	23,691	(52,136)	—	173,396	5,823,041
Buildings		7,379,400	8,666	(18,458)	(579,722)	641,888	7,431,774
Structures		25,171,884	34,258	(3,825)	(1,074,760)	1,856,087	25,983,644
Machinery		17,229,375	106,610	(18,933)	(3,373,440)	3,589,166	17,532,778
Vehicles		23,573	18,728	(7,876)	(16,497)	7,395	25,323
Loaded Nuclear fuel		1,059,255	—	—	(424,721)	391,931	1,026,465
Capitalized asset retirement cost		1,616,336	—	—	(220,995)	316,406	1,711,747
Others		833,670	88,023	(73,992)	(146,242)	55,552	757,011
Construction in-progress		7,516,932	6,438,847	—	—	(6,600,499)	7,355,280
Construction grants		(3,182,366)	(679,735)	—	166,773	54,319	(3,641,009)

	(Won)	63,326,149	6,039,088	(175,220)	(5,669,604)	485,641	64,006,054

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2006
Land	(Won)	5,823,041	10,094	(17,243)	—	178,091	5,993,983
Buildings		7,431,774	24,665	(9,070)	(570,892)	372,489	7,248,966
Structures		25,983,644	11,194	(448)	(930,293)	2,449,161	27,513,258
Machinery		17,532,778	100,384	(10,099)	(3,226,353)	2,448,712	16,845,422
Vehicles		25,323	15,423	(64)	(17,612)	9,341	32,411
Loaded Nuclear fuel		1,026,465	—	—	(420,617)	365,025	970,873
Capitalized asset retirement cost		1,711,747	—	—	(224,729)	169,818	1,656,836
Others		757,011	85,813	(725)	(145,219)	1,855	698,735
Construction in-progress		7,355,280	7,221,816	—	—	(6,183,757)	8,393,339
Construction grants		(3,641,009)	(796,994)	—	265,175	85,934	(4,086,894)

	(Won)	64,006,054	6,672,395	(37,649)	(5,270,540)	(103,331)	65,266,929

The Company received government grants related to property, plant and equipment amounting to (Won)3,263 million as of December 31, 2006, reflected on a net basis in the respective asset category in the table above.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(4)	Insured Assets

Insured assets as of December 31, 2006 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	3,171,713
Buildings and machinery	Nuclear property insurance		474,096
Buildings, machinery and construction in progress	Construction and shipping insurance		8,367,292
Buildings	General insurance		15,524,926
Construction in progress	Construction insurance		1,627,665
Inventories and machinery	Shipping insurance		4,770,390

In addition, as of December 31, 2006, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accidents, construction and other general insurance for its utility plants and inventories and general insurance for vehicles.

(5)	Intangible Assets

Changes in intangible assets for the year ended December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Amortization	Others	Book value as of December 31, 2005
Port facility usage right	(Won)	151,800	—	(11,459)	1,938	142,279
Water usage right		104,180	5,011	(17,152)	(1,163)	90,876
Dam usage right		6,687	—	(144)	—	6,543
Electricity usage right		48,295	—	(7,031)	—	41,264
Future radioactive wastes repository sites usage rights (*)		—	—	—	300,000	300,000
Computer software		255,888	6,622	(64,163)	32,214	230,561
Others		65,589	33,974	(25,434)	29,580	103,709
Government grants		(20,481)	(8,557)	139	—	(28,899)

	(Won)	611,958	37,050	(125,244)	362,569	886,333

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Amortization	Others	Book value as of December 31, 2006
Port facility usage right	(Won)	142,279	—	(8,846)	(19)	133,414
Water usage right		90,876	—	(16,952)	—	73,924
Dam usage right		6,543	—	(145)	—	6,398
Electricity usage right		41,264	—	(5,754)	—	35,510
Future radioactive wastes repository sites usage rights (*)		300,000	—	—	—	300,000
Computer software		230,561	24,215	(85,871)	40,724	209,629
Others		103,709	45,594	(9,208)	(10,991)	129,104
Government grants		(28,899)	(6,218)	1,421	—	(33,696)

	(Won)	886,333	63,591	(125,355)	29,714	854,283

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(*)	In November 2005, GyeongJu city was selected as the repository site for Low and Intermediate-Level Radioactive Waste (LILRW). In relation to this future repository site, the Korean government enacted the ‘Special Act for the Region Hosting a Low and Intermediate Radioactive Waste Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company is obligated to pay (Won)300,000 million to the region to build the repository site. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities for the year ended December 31, 2005. The Company paid the entire amount in 2006.

In addition, the Company expensed research and development cost amounting to (Won)433,142 million, (Won)515,353 million and (Won)554,473 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(6)	Investment Securities

(a) Short-term Investment securities as of December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Short-term investment securities
Available-for-sale securities	(Won)	28,786	15,145
Held-to-maturity securities		49	94

	(Won)	28,835	15,239

Available-for-sale securities consist of bond funds and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b) Long-term investments other than those under the equity method as of December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005
	Ownership %	Acquisition cost		Book Value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd. (*1)	0.14		1,364	120
Equity securities in treasury stock fund (*5)	—		18,253	22,738
Other equity securities	—		15,141	15,141
Debt securities	—		5,149	6,389

			172,746	177,227

Held-to-maturity:
Government and municipal bonds			2,961	2,961

Total		(Won)	175,707	180,188

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

	Won (millions)
	2006
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd. (*1, *4)	0.14		1,091	97
KNOC Nigerian East Oil Co., Ltd. (*6)	15.0		12	12
KNOC Nigerian West Oil Co., Ltd. (*6)	15.0		12	12
Dolphin Property Limited (*6)	15.0		12	12
Equity securities in treasury stock fund (*5)	—		11,713	15,381
Other equity securities	—		24,695	24,695
Debt securities	—		5,149	10,310

			175,523	183,358

Held-to-maturity:
Government and municipal bonds			3,531	3,531

Total		(Won)	179,054	186,889

(*1)	These available-for-sale non-marketable equity securities are stated at cost due to the lack of information to determine fair value.

(*2)	As described in note 1(i), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, as allowed per SKAS No. 8, as the difference between the equity method and cost is considered to be immaterial, the Company recorded the investment within available-for-sale securities at cost.

(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale at cost.

(*4)	The recoverable amount of the investment in Hwan Young Steel Co., Ltd. was considered to be less than the carrying amount and an impaired loss of (Won)23 million was recognized. Additionally, there was a reduction in capital stock of Hwan Young Steel Co., Ltd. for which the Company received cash in the amount of (Won)273 million.

(*5)	In order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December 1992. The Fund is recorded at fair value based on net asset value of the Fund at balance sheet date, as provided by the portfolio manager, less the fair value of the treasury shares included in the Fund’s portfolio. Valuation gain (loss) on the treasury shares are recorded in capital surplus whereas the valuation gain (loss) on the Fund is recorded in capital adjustment. As of December 31, 2005 and 2006, gains on the valuation of the Fund recorded in capital adjustments amounted to (Won)3,252 million and (Won)2,659 million, respectively, net of tax.

(*6)

The Company invested in overseas oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owning 60% equity interest in the

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

joint venture incorporated with English Equator and Nigeria, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of US$25 million related to the oil and gas producing activities and US$35 million related to the construction of power generation plants and gas pipes to the Nigerian government.

(c) Investments in affiliated companies accounted for using the equity method as of December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	819,100	819,100
Korea District Heating Co., Ltd.	26.1		5,660	176,173	176,173
LG Powercom Corporation (*)	43.1		323,470	407,666	400,979
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	24,525	24,525
YTN	21.4		59,000	25,014	25,014
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		2,719	2,719	2,719

		(Won)	493,336	1,455,197	1,448,510

	Won (millions)
	2006
	Ownership %	Acquisition cost		Net asset value	Book value

Korea Gas Corporation	24.5	(Won)	94,500	860,503	860,503
Korea District Heating Co., Ltd.	26.1		5,660	184,458	184,458
LG Powercom Corporation (*)	43.1		323,470	382,036	376,831
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	48,130	48,130
YTN	21.4		59,000	26,677	26,677
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		7,163	5,808	5,808
Salcon Power Corporation	40.0		21,620	22,921	22,921
Datang Chifang Renewable Co., Ltd.	40.0		18,053	18,053	18,053

		(Won)	537,453	1,548,586	1,543,381

(*)	As of December 31, 2005 and 2006, unrealized profits of (Won)6,687 million and (Won)5,205 million, respectively, arisen from transactions with the Company were eliminated.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(d) Changes in investments in affiliated companies under the equity method for the year ended December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Equity income of affiliates	Others (*)	Book value as of December 31, 2005
Korea Gas Corporation	(Won)	787,842	63,604	(32,346)	819,100
Korea District Heating Co., Ltd.		169,527	7,664	(1,018)	176,173
LG Powercom Corporation		381,221	20,386	(628)	400,979
Korea Electric Power Industrial Development Co., Ltd.		22,853	5,997	(4,325)	24,525
YTN		24,654	278	82	25,014
Gansu Datang Yumen Wind Power Co., Ltd.		—	—	2,719	2,719

	(Won)	1,386,097	97,929	(35,516)	1,448,510

	Won (millions)
	2006
	Book value as of January 1, 2006		Equity income (loss) of affiliates	Others (*)	Book value as of December 31, 2006

Korea Gas Corporation	(Won)	819,100	60,649	(19,246)	860,503
Korea District Heating Co., Ltd.		176,173	8,193	92	184,458
LG Powercom Corporation		400,979	(23,510)	(638)	376,831
Korea Electric Power Industrial Development Co., Ltd.		24,525	29,005	(5,400)	48,130
YTN		25,014	1,586	77	26,677
Gansu Datang Yumen Wind Power Co., Ltd.		2,719	—	3,089	5,808
Salcon Power Corporation		—	4,086	18,835	22,921
Datang Chifang Renewable Co., Ltd.		—	—	18,053	18,053

	(Won)	1,448,510	80,009	14,862	1,543,381

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to capital surplus and gain (loss) on investment securities in capital adjustments.

The Company has recorded unrealized losses of (Won)6 million and (Won)990 million relating to the above affiliates as of December 31, 2005 and 2006, respectively, and unrealized gains of (Won)113,914 million and (Won)117,870 million as of December 31, 2005 and 2006, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized gains and losses on equity securities of affiliates within stockholders’ equity as capital adjustments.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(e) Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2005 and 2006 is shown in the following table. There are no significant differences between carrying value of investment and share of underlying net equity.

	Korea Gas Corporation			Korea District Heating Co.
	Won (millions)			Won (millions)
	2005		2006	2005	2006
Current assets	(Won)	3,987,060	4,907,511	345,745	472,476
Other assets		7,329,437	7,340,817	1,029,120	1,277,138

		11,316,497	12,248,328	1,374,865	1,749,614

Current liabilities		3,805,049	3,958,164	155,286	156,051
Other liabilities		4,162,046	4,771,457	543,848	886,082

		7,967,095	8,729,621	699,134	1,042,133

Net assets		3,349,402	3,518,707	675,731	707,481

Net sales		11,070,038	12,894,832	562,303	613,441
Gross profit		666,400	727,202	77,572	81,084
Net earnings		246,414	240,456	29,424	31,396

	LG Powercom Corporation			Korea Electric Power Industrial Development Co., Ltd.
	Won (millions)			Won (millions)
	2005		2006	2005	2006
Current assets	(Won)	351,874	163,336	41,545	130,751
Other assets		1,215,455	1,319,781	107,444	35,405

		1,567,329	1,483,117	148,989	166,156

Current liabilities		258,358	328,656	14,945	39,380
Other liabilities		363,754	268,669	84,146	28,552

		622,112	597,325	99,091	67,932

Net assets		945,217	885,792	49,898	98,224

Net sales		638,430	855,913	184,621	195,207
Gross profit		69,135	(55,333)	24,273	24,599
Net earnings		46,075	(57,945)	12,085	59,349

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

	YTN			Gansu Datang Yumen Wind Power Co., Ltd.
	Won (millions)			Won (millions)
	2005		2006	2005	2006
Current assets	(Won)	47,355	61,293	—	—
Other assets		116,252	110,271	6,824	41,767

		163,607	171,564	6,824	41,767

Current liabilities		33,407	12,490	—	—
Other liabilities		13,468	34,577	—	27,247

		46,875	47,067	—	27,247

Net assets		116,732	124,497	6,824	14,520

Net sales		75,975	83,185	—	—
Gross profit		6,452	11,495	—	—
Net earnings		1,297	7,402	—	—

	Salcon Power Corporation			Datang Chifeng Renewable Co., Ltd.
	Won (millions)			Won (millions)
	2005		2006	2005	2006
Current assets	(Won)	—	37,356	—	—
Other assets		—	23,816	—	45,132

		—	61,172	—	45,132

Current liabilities		—	3,869	—	—
Other liabilities		—	—	—	—

		—	3,869	—	—

Net assets		—	57,303	—	45,132

Net sales		—	19,542	—	—
Gross profit		—	13,163	—	—
Net earnings		—	8,867	—	—

(7)	Loans to Employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2005 and 2006:

	Won (millions)
	2005		2006
Current portion of long-term loans (note 11)	(Won)	22,649	24,597
Long-term loans		323,980	355,447

	(Won)	346,629	380,044

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006
Deposits	(Won)	176,150	166,718
Assets received from KEDO (note 31)		—	94,088
Other investments		125,096	138,404
Others		71	49

	(Won)	301,317	399,259

(9)	Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2005 and 2006 as follows:

	Won (millions)
	2005		2006
Cash and cash equivalents	(Won)	70,282	122,197
Long-term financial instruments		5	5

	(Won)	70,287	122,202

(10)	Inventories

Inventories as of December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Raw materials (*)	(Won)	1,052,649	1,158,663
Supplies		645,628	806,356
Other		129,392	133,957

	(Won)	1,827,669	2,098,976

(*)	As of December 31, 2005 and 2006, the Company has nuclear fuel in process amounting to (Won)729,909 million and (Won)639,167 million, respectively.

(11)	Other Current Assets

Other current assets as of December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Current portion of long-term and short-term loans (note 7)	(Won)	22,649	27,226
Accrued interest income		44,459	28,289
Advance payments		22,914	24,045
Prepaid expenses		17,995	27,262
Currency forwards (note 23)		—	64
Others		115,384	94,444

	(Won)	223,401	201,330

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(12)	Stockholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As of December 31, 2006, 641,567,712 shares of common stock have been issued. As of December 31, 2005 and 2006, the Company held 5,450,062 shares and 20,485,966 shares of common stock as treasury stock, respectively.

In 2005, the Company issued 819,139 shares with par value (Won)5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of (Won)4,096 million and paid-in capital in excess of par value of (Won)23,846 million.

(b)	Capital Surplus

Capital surplus as of December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006

Paid-in capital in excess of par value	(Won)	835,142	835,140
Reserves for asset revaluation		12,552,973	12,552,973
Tax adjustment related to asset revaluation		742,125	742,125
Other capital surplus (*)		298,825	386,905

	(Won)	14,421,065	14,517,143

(*)	As described in note 1(x), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” As a result, deferred taxes are recognized on temporary differences related to the conversion right of convertible bond that is reported as a component of capital surplus. In addition, other capital surplus includes gain on disposal of treasury stock.

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(13)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Involuntary:
Legal reserve	(Won)	1,601,871	1,603,919

Voluntary:
Reserve for investment on social overhead capital		5,152,449	5,217,449
Reserve for research and human resources development		210,000	270,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		15,003,071	16,588,939
Reserve for dividend equalization		210,000	210,000

		20,607,420	22,318,288

	(Won)	22,209,291	23,922,207

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

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

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

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(14)	Capital Adjustments

Capital adjustments as of December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006
Treasury stock	(Won)	(118,293)	(796,980)
Gain on valuation of available- for-sale securities, net		4,009	5,448
Unrealized equity gain of affiliates (note 6(d))		113,914	117,870
Unrealized equity loss of affiliates (note 6(d))		(6)	(990)
Overseas operation translation credit		(66,752)	(79,723)
Gain (loss) on valuation of cash flow hedges (note 23)		2,391	(4,710)

	(Won)	(64,737)	(759,085)

The Company has treasury stock amounting to (Won)118,293 million (treasury stock 4,432,912 shares and treasury stock funds 1,017,150 shares) and (Won)796,980 million (treasury stock 19,284,016 shares and treasury stock funds 1,201,950 shares) as of December 31, 2005 and 2006, respectively, for the purpose of stock price stabilization.

(15)	Dividends

Details of dividends for the years ended December 31, 2004, 2005 and 2006 are as follows:

			Won (millions)
	Outstanding shares of common stock	Dividend rate	Dividend per share		Total dividend
2004:
Outstanding shares of common stock	629,700,523	23%	(Won)	1,150	(Won)	724,156
Treasury shares	11,048,050	—		—		—

	640,748,573				(Won)	724,156

2005:
Outstanding shares of common stock	636,117,650	23%	(Won)	1,150	(Won)	731,535
Treasury shares	5,450,062	—		—		—

	641,567,712				(Won)	731,535

2006:
Outstanding shares of common stock	621,081,746	20%	(Won)	1,000	(Won)	621,082	(*)
Treasury shares	20,485,966	—		—		—

	641,567,712				(Won)	621,082

(*)	This amount was not recorded in the 2006 consolidated financial statements. It will be recorded upon declaration by the Board of Directors in 2007.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(16)	Short-term Borrowings

Short-term borrowings as of December 31, 2005 and 2006 are as follows:

(a)	Local Currency Short-term Borrowings

		Annual interest rate %	Won (millions)
Lender	Type		2005		2006
Woori Bank	Commercial paper	4.65(*)	(Won)	127,900	200,000
Chohung Bank	Commercial paper	5.38		30,000	—
Korea Exchange Bank	Industrial facility	3.90~4.79		70,000	110,000
Korea Resources Corporation	General	2.25~3.50		6,613	4,081
Kookmin Bank	General	4.61		—	9,000

			(Won)	234,513	323,081

(*)	Annual interest rate in 2005 was CD+0.03 (4.07 at December 31, 2005).

(b)	Foreign Currency Short-term Borrowings

		Annual interest rate %	Won (millions)
Lender	Type		2005		2006
ANZ	General	4.11~4.53	(Won)	46,848	—
National Austrailia Bank	General	Libor+0.25		48,252	—
BNP Paribas	General	5.50~5.55		—	33,881
BOA, BNP Paribas and Mizuho Bank	General	5.82		—	97,609
Other	General	4.71		5,065	22,149

			(Won)	100,165	153,639

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(17)	Long-term Debt

Long-term borrowings as of December 31, 2005 and 2006 are as follows:

(a)	Local Currency Long-term Borrowings

			Annual interest rate %	Won (millions)
Lender	Type	Maturity		2005		2006
Korea Development Bank	Facility	2007~2039	4.50~9.00	(Won)	4,824,908	4,720,055
Industrial Bank of Korea	Rural area Development	2011~2012	4.00		70,000	70,000
Ministry of Commerce, Industry and Energy	Rural area development	2010	4.00		50,000	50,000
National Agricultural Cooperative Federation	Rural area development	2011	4.00		50,000	200,000
Korea Exchange Bank	Energy rationalization	2012~2021	3.00~4.00		118,000	123,600
Other	General	2008~2012	1.25~6.00		92,501	870,072

					5,205,409	6,033,727
Less: Current portion					(1,290,298)	(1,434,557)

				(Won)	3,915,111	4,599,170

(b)	Foreign Currency Long-term Borrowings

			Annual interest rate %	Won (millions)
Lender	Type	Maturity		2005		2006
Japan Bank of International Cooperation	Facility	—	8.28	(Won)	169,804	138,130
Korea Development Bank	General	2006	Libor+0.30~1.50		9,219	—
Korea Development Bank	Facility	2006	1.40		86,004	—
Korea National Oil Corporation	Oil production	2021	3 year treasury notes-2.25		—	6,787
The Export-Import Bank of Korea	Project loans	2014	7.27		44,573	36,381
Kookmin Bank	Facility	2006	Libor+1.40		2,699	—
US-EXIM	"	2015	4.48		88,962	72,618
Others	"	2007~2010	0.00~5.76		28,491	39,399

					429,752	293,315
Less: Current portion					(135,870)	(36,428)

				(Won)	293,882	256,887

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(c)	Debentures

		Annual interest rate %	Won (millions)
	Maturity		2005		2006
Local currency debentures:
Electricity bonds	2006~2013	3.43~5.29	(Won)	4,735,000	4,675,000
Corporate bonds	2006~2011	3.54~7.17		3,351,123	3,010,010

				8,086,123	7,685,010

Foreign currency debentures:
FY-93	2013	5.00+2x(JPY /KRW-11.03)		354,550	325,360
FY-96(*1)	2006~2096	6.00~8.278		529,007	239,385
FY-97	2010	6.75~8.50		462,503	429,872
FY-02	2007~2008	1.04~5.95		1,063,650	976,080
FY-03(*2)	2008~2013	1.33~4.75		953,814	676,256
FY-04	2007~2034	0.51~5.75		1,031,569	936,929
FY-05	2010~2012	3.125~5.25		603,938	584,440
FY-06	2016	5.55~6.00		—	604,240

				4,999,031	4,772,562

				13,085,154	12,457,572

Less: Current portion				(1,859,061)	(2,752,160)
Discount				(57,800)	(39,844)

			(Won)	11,168,293	9,665,568

(*1)	In 1996, the Company issued bonds of US$208,256 thousand which is repaid in equal installments over the term of the bond until 2096.

(*2)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of LG Powercom Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

-	Maturity date: November 26, 2008

-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. LG Powercom Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of LG Powercom Corporation.

-	Shares to be exchanged: LG Powercom Corporation’s shares or DR.

-	Exchangeable period: From 10th day after the listing of LG Powercom Corporation to 10th day before its maturity.

-	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

-	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

Also, the Company is providing payment guarantees for the foreign currency debentures issued by KEPCO Cayman Company Limited. The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the debentures.

The Company received an early redemption claim of US$191,960 thousand (76.78% of issuance amount), on November 27, 2006 and the Company paid US$197,220 thousand based on the guaranteed return of 2.88% (102.74% of issuance amount). The Company recorded a gain related to this early redemption amounting to (Won)2,329 million.

(d)	Exchangeable Bonds

	Annual interest rate %	Won (millions)
Description		2005		2006
Overseas exchangeable bonds (*1)	0.00	(Won)	122,902	10,642
Overseas exchangeable bonds (*2)	0.00		—	485,682
Overseas exchangeable bonds (*2)	0.00		—	555,114

			122,902	1,051,438
Plus: Premium on debentures issued			5,556	314
Less: Discount on debentures issued			—	(80,822)
Conversion right adjustment			(11,599)	(64,931)

Exchangeable bonds, net		(Won)	116,859	905,999

(*1)	On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 at a premium. During 2005, the bondholders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). During 2006, exchangeable bonds of JPY10,501,022,000 were converted into 745,309 shares of common stock and 6,607,174 shares of DR (equivalent to 3,303,587 shares of common stock). As of December 31, 2006, the remaining number of common stock to be converted is 383,835 shares if the conversion right is exercised. As of December 31, 2006, the details of the bonds were as follows:

-	Maturity date: November 4, 2008

-	Amount to be paid at maturity: JPY995,495,000

-	Exchange period: From December 15, 2003 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent DR

-	Exchange price: (Won)30,000 per share converted at KRW10.621/JPY, the exchange rate at the date of issuance

-	Put option: Bondholders had a put option could be exercised for JPY1,030,000,000 on November 6, 2006 which expired unexercised.

-	Call option: The Company has a call option that it can exercise on or at any time after November 6, 2006. Notes are callable if the closing price per Common Share on the Korea Stock Exchange or the ADSs on the New York Stock Exchange in each case, for each of any 20 Trading Days in a 30 consecutive Trading period ending not more than 5 days prior to the date on which notice such redemption is given, is at least 120% of the Conversion Price or of the Conversion Price per ADS.

-	In accordance with Article 17 “Issuance of Convertible Bonds” and Article 11 “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(*2)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The Company acquired 18,900,000 treasury shares in the amount of (Won)740,949 million to redeem overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780. As of December 31, 2006, the details of the bonds were as follows:

-	Maturity date: November 23, 2011

-	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

-	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent DR

-	Exchange price: (Won)51,000 per share converted at KRW199.8/EUR, the exchange rate at the date of issuance

-	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.

-	Call option: The Company has a call option that it can exercise on or at any time after November 23, 2009. Notes are callable if the closing price per Common Share on the Korea Stock Exchange or the ADSs on the New York Stock Exchange in each case, for each of any 20 Trading Days in a 30 consecutive Trading period ending not more than 5 days prior to the date on which notice such redemption is given, is at least 120% of the Conversion Price or of the Conversion Price per ADS.

(e)	Foreign currency debts, by currency, as of December 31, 2005 and 2006 are as follows:

	Won (millions), US$, JPY, EUR, GBP and CNY(thousands)
	2005				2006
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Short-term borrowings	US$	93,579	(Won)	100,165	US$	165,274	(Won)	153,639

Long-term borrowings	US$	311,213		312,299	US$	274,958		255,601
	JPY	10,000,000		88,962	JPY	—		—
	CNY	227,000		28,491	CNY	317,000		37,714

				429,752				293,315

Debentures	US$	3,996,270		4,045,666	US$	4,435,270		4,109,640
	JPY	71,000,000		610,628	JPY	40,000,000		312,732
	EUR	250,000		300,039	EUR	250,000		305,560
	GBP	24,467		42,698	GBP	24,467		44,630

				4,999,031				4,772,562

Exchangeable bond	JPY	11,496,518		122,902	JPY	62,340,623		496,324
	EUR	—		—	EUR	463,321		555,114

				122,902				1,051,438

			(Won)	5,651,850			(Won)	6,270,954

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(f)	Aggregate maturities of the Company’s long-term debt as of December 31, 2006 are as follows:

	Won (millions)
Year ended December 31	Local currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2007	(Won)	1,434,557	36,428	1,625,010	1,127,150	—	4,223,145
2008		1,560,566	72,645	2,230,000	677,418	10,642	4,551,271
2009		1,969,401	34,837	1,960,000	1,108	—	3,965,346
2010		735,509	34,837	1,290,000	306,594	—	2,366,940
2011		259,888	34,837	460,000	372,785	1,040,796	2,168,306
Thereafter		73,806	79,731	120,000	2,287,507	—	2,561,044

	(Won)	6,033,727	293,315	7,685,010	4,772,562	1,051,438	19,836,052

(18)	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 17(e) as of December 31, 2005 and 2006 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2005				2006
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	3,255	(Won)	3,297	US$	4,346	(Won)	4,040
	JPY	1,280		11	JPY	—		—

Short-term financial instruments	US$	665		674	US$	5,567		5,175

Trade receivables	US$	9,318		9,439	US$	8,123		7,552
	JPY	32,484		279	JPY	—		—

Other accounts receivable	US$	11,750		11,902	US$	200		186
	EUR	17		21	EUR	50		61

Other current assets	US$	316		320	US$	374		348

Accrued income	US$	—		—	US$	11		10

Other non-current assets	US$	153		154	US$	384		358
	JPY	10,239		88	JPY	14,091		110
	EUR	20		23	EUR	20		25

			(Won)	26,208			(Won)	17,865

Liabilities:
Trade payables	US$	201,131	(Won)	203,746	US$	248,845	(Won)	231,326
	EUR	43		51	EUR	2,035		2,487
	JPY	—		—	JPY	27,000		211

Other accounts payable	US$	1,241		1,255	US$	193,655		180,031
	EUR	537		645	EUR	1,076		1,316
	JPY	24,442		210	JPY	25,634		200

Withholdings	US$	—		—	US$	145		135

Accrued expense	US$	1,749		1,772	US$	5,023		4,670

Other current liabilities	US$	1,394		1,412	US$	730		679
	EUR	103		124	EUR	—		—

			(Won)	209,215			(Won)	421,055

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(19)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Estimated accrual at beginning of year	(Won)	999,796	1,255,744
Provision for retirement and severance benefits		282,464	313,078
Increase arising from change in consolidated subsidiaries		1,364	1,746
Payments		(27,880)	(43,133)

Estimated accrual at end of year		1,255,744	1,527,435

Transfer to National Pension Fund		(93)	(93)
Deposit for severance benefit insurance		(277,704)	(343,093)

Net balance at end of year	(Won)	977,947	1,184,249

As of December 31, 2006, the future retirement and severance benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Korean Won (In millions)		Translation into U.S. Dollars (Note 2) (in thousands)
2007	(Won)	39,909	$42,913
2008		47,021	50,560
2009		50,361	54,152
2010		74,614	80,230
2011		58,008	62,374
2012 – 2016		284,413	305,820

The above amounts were determined based on the employees’ current salary rates as of balance sheet date and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

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

Effective January 1, 2004, the Company early adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs to the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantling of the nuclear power plants, spent fuel and radioactive waste. In addition, during 2004, the Company updated its estimate of the liability for decommissioning costs based on new engineering studies (the “2004 study”) provided by third parties. The 2004 study revised certain essential assumptions such as the timing of cash outflows. Therefore, as required by SKAS No. 17, the Company

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

re-measured the liability for decommissioning costs as of January 1, 2004 and recorded the cumulative effect of this change in accounting including the effect of the change in estimate in the beginning balance of 2004 retained earnings as follows:

	Won (millions)
	As previously reported		Difference	After Adoption
Beginning retained earnings	(Won)	2,925,808	687,362	3,613,170
Asset retirement costs, net		—	1,504,173	1,504,173
Liability for decommissioning costs		5,091,070	556,088	5,647,158
Deferred income tax liabilities		82,621	260,723	343,344

As of December 31, 2006, the expected decommissioning dates for the Pressurized Water Reactor (PWR) and Pressurized Heavy Water Reactor (PHWR) ranges from 2021 to 2057 and 2026 to 2042, respectively. However, the service period of the nuclear power plant is dependent upon the economics and safety measures during plant operations and supervision of MOST with periodic safety inspection and safety reviews.

As of December 31, 2005 and 2006, the Company has recorded a liability of (Won)6,915,149 million and (Won)7,543,491 million, respectively, for dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plants of (Won)3,764,684 million and (Won)3,928,824 million as of December 31, 2005 and 2006 and storage costs of spent fuel and radioactive wastes of (Won)3,150,465 million and (Won)3,614,667 million as of December 31, 2005 and 2006, respectively. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from passage of time and changes in estimate related to either the timing or the amount of the initial estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying statements of income.

Changes in the liability for decommissioning costs for the years ended December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Balance at beginning of year	(Won)	6,265,035	6,915,149
Prior year adjustment (*1)		—	55,255
Liabilities incurred:
Expenses (*2)		74,528	87,519
Assets (*3)		316,406	167,508
Accretion expense for year (*4)		321,139	328,237
Payments for year		(61,959)	(10,177)

Balance at end of year	(Won)	6,915,149	7,543,491

(*1)

Adjustment to reflect discrepancies noted pursuant to a physical count of radioactive waste storage cans. For the year ended December 31, 2006, the Company computerized the processes for recording capitalized asset retirement costs and liability for decommissioning costs in relation to dismantling the nuclear power plants and storage of spent fuel and radioactive wastes. As part of the computerization process, the Company initiated a thorough investigation to identify accurate quantities of spent fuel and radioactive waste. As a result of the investigation, the Company found discrepancies between physical counts performed and pre existing data. In addition, the Company changed the timing of asset retirement cost recognition for spent fuel from when spent fuel is released to when new nuclear fuel is loaded. As a result of the discrepancy and

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

the change in the timing of recognition, the Company adjusted the beginning balances of asset retirement costs and liability for decommissioning costs and recognized a prior year error correction in the consolidated statements of income for year ended December 31, 2006.

(*2)	Expenses related to spent fuel from PHWR and radioactive wastes

(*3)	Assets related to dismantling costs of nuclear plants and spent fuel from PWR

(*4)	Expenses related to seeking disposal sites and carry out research and development on wastes disposal (weighted average discount rate: 4.36%)

(21)	Receivables at Present Value

Present value discounts long-term loans as of December 31, 2005 and 2006 are as follows:

			Won (millions)
			2005
	Imputed Interest rate (%)	Period	Nominal value		Discount	Present Value
Ul-jin	6.00	2003~2013	(Won)	8,600	2,016	6,584
Young-kwang	7.20	2002~2012		3,382	800	2,582

			(Won)	11,982	2,816	9,166

			Won (millions)
			2006
	Imputed Interest rate (%)	Period	Nominal value		Discount	Present Value
Young-kwang	6.00	2002-2012	(Won)	8,600	1,618	6,982
Ul-jin	7.20	2003-2013		3,349	508	2,841
Kori	5.00	2006-2016		14,880	4,420	10,460
Kori	4.00	2006-2016		15,120	3,941	11,179

			(Won)	41,949	10,487	31,462

(22)	Other Current Liabilities

Other current liabilities as of December 31, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006
Advance received	(Won)	146,514	141,996
Withholdings		238,780	173,516
Unearned revenue		13,836	57,293
Others		303,504	318,070

	(Won)	702,634	690,875

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(23)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

(a) Currency swap contracts as of December 31, 2006 are as follows:

Counterparty	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
JPMorgan Chase Bank & Deutsche Bank (*1)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO (*4)	2002	2008	KRW	181,500	US$	150	5.95	4.63
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
ABN AMRO & Deutsche Bank (*5)	2004	2008	KRW	185,550	US$	150	5.30	4.25
JPMorgan Chase Bank & Credit Suisse First Boston (*2)	2004	2011	KRW	172,800	US$	150	Within 3 years: 4.875 After 3 years: 4.875-(10.9- JPY/KRW Spot rate)	4.95
Barclays Bank PLC, London	2004	2014	KRW	172,875	US$	150	5.10	5.75
Barclays Bank PLC, London, BNP PARIBAS, Hana Bank &Credit Suisse First Boston	2004	2011	KRW	288,025	US$	250	4.85	4.875
Barclays Bank PLC, London, Lehman Brothers, Deutche Bank & BNP PARIBAS	2005	2012	KRW	310,735	US$	300	5.59	5.25
Leman Brothers, Citibank & Korea Exchange Bank	2006	2007	KRW	100,233	US$	105	4.51	5.82
Barclays Bank PLC, London & Deutsche Bank	2006	2008	KRW	85,757	JPY	10,000	5.61	1.33
Credit Suisse First Boston, Barclays Bank PLC, London & Citibank	2006	2016	KRW	284,205	US$	300	5.26	6.00
UBS AG & Credit Suisse First (*3)	2006	2016	KRW	196,200	US$	200	5.48	5.50
Barclays Bank PLC, London & Deutsche Bank	2006	2016	KRW	143,776	US$	150	4.81	5.50

(*1)	Under the terms of the derivative contract, if the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash from JP Morgan Chase and Deutsche Bank. Valuation for these embedded derivatives is reflected in the valuation of the currency swap. The Company pays JPY7,670 million which is 10% of the contract amount, every March and September and will receive US$650 million in September 2007.

(*2)	Under the currency swap contracts, the Company paid US$65,000,000 and received (Won)74,880 million (exchange rate: (Won)1.152/USD) at inception and will pay (Won)86,400 million (exchange rate: (Won)1.152/USD) and receive US$75,000,000 at expiration.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(*3)	The Company entered into a currency swap contracts with UBS AG and Credit Suisse First Boston. Under the contracts, the Company paid US$50,000,000 to each counterparty and received (Won)49,050 million (exchange rate: (Won)981/USD) at inception and will pay (Won)98,100 million (exchange rate: (Won)981/USD) and receive US$100,000,000, collectively, at expiration. The contracts provided the same effect as if the Company issued fixed local currency debenture.

(*4)	In relation to the currency swap, the Company entered into a swaption contract (receive: 5.95%, pay: CD+0.5%), under which the swaption was exercisable by ABN AMRO on January 2, 2006. ABN AMRO did not exercise the swaption and expired on that day.

(*5)	In relation to the currency swaps, the swaption contract expired.

(b) Interest rate swap contracts as of December 31, 2006 are as follows:

	Notional amount in millions		Contract interest rate per annum		Term
Counterparty			Pay (%)	Receive (%)
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Credit Suisse First Boston	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Suisse First Boston	KRW	50,000	6.89	7.30	2002-2007
JPMorgan Chase Bank	KRW	172,800	4.65	Within 2 years : 4.875 After 2 years : 4.875 (10.9-JPY/KRW Spot rate)	2005-2011

(c) Currency forward contracts as of December 31, 2006 were as follows:

	Contract Date	Settlement Date	Contract amounts				Contract exchange rate
			Receive (thousands)		Pay (millions)
Korea Exchange Bank	2006.12.28	2007.03.12	JPY	7,670,000	KRW	60,527	7.89
Korea Exchange Bank	2006.12.28	2007.04.30	GBP	24,467	KRW	44,437	1,816.22
Korea Exchange Bank	2006.12.28	2007.09.12	JPY	7,670,000	KRW	61,769	8.05
Korea Exchange Bank	2006.12.28	2007.09.21	US$	22,880	KRW	21,173	925.40
Korea Exchange Bank	2006.12.18	2007.01.08	US$	5,000	KRW	4,634	929.78
Korea Exchange Bank	2006.12.29	2007.01.08	US$	5,000	KRW	4,607	921.38
Korea Exchange Bank	2006.12.29	2007.02.28	US$	5,000	KRW	4,579	915.78

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(d) Valuation gains and losses on swap and forward contracts that do not qualify as hedges recorded as other income or expense for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Won (millions)
	2004		2005	2006
Currency swaps
Gains	(Won)	31,043	173,441	9,185
Losses		(321,615)	(69,798)	(169,780)
Interest rate swaps
Gains		121,107	63,702	1,196
Losses		(1,387)	—	(12,946)
Currency forwards
Gains		—	—	64
Losses		—	—	(322)
Swaptions
Gains		1,611	6	—

	(Won)	(169,241)	167,351	(172,603)

(e) The losses (gains) on currency and interest swap contracts qualifying as cash flow hedges of (Won)27,522 million, ((Won)2,391 million), and (Won)4,710 million are reflected within capital adjustments for the years ended December 31, 2004, 2005, and 2006, respectively.

(f) The transaction gains on derivatives are (Won)14,799 million, (Won)6,274 million, and (Won)12,099 million for the years ended December 31, 2004, 2005, and 2006, respectively. The transaction losses on derivatives are (Won)15,573 million, (Won)34,720 million and (Won)45,143 million for the years ended December 31, 2004, 2005, and 2006, respectively. Transaction gains and losses are included in other income (expense) in the accompanying consolidated statements of income.

(24)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Won (millions)
	2004		2005	2006
Fuel	(Won)	6,598,642	7,568,086	8,937,598
Labor		1,388,117	1,581,650	1,705,866
Depreciation and amortization		5,240,211	5,023,221	4,909,548
Maintenance		1,751,060	1,830,034	2,035,893
Provision for decommissioning costs/accretion and related expenses		326,984	394,595	426,881
Research and development cost		360,762	390,809	445,107
Others		867,953	1,126,472	1,524,199

	(Won)	16,533,729	17,914,867	19,985,092

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(25)	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Won (millions)
	2004		2005	2006
Labor	(Won)	493,478	538,238	546,948
Employee benefits		82,637	92,464	92,974
Sales commissions		298,292	345,306	361,329
Compensation for damages		1,021	4,287	2,300
Depreciation and amortization		41,416	66,565	70,066
Promotion		21,245	21,912	24,279
Commission-others		105,046	100,173	100,551
Bad debts		19,982	26,507	25,317
Maintenance		18,875	21,118	26,107
Research and development cost		44,561	97,248	108,691
Others		167,569	204,851	217,718

	(Won)	1,294,122	1,518,669	1,576,280

(26)	Income Taxes

(a) The Company is subject to a number of income taxes based on taxable income at the following nominal tax rates:

Taxable earnings	Prior to 2005	Thereafter
Up to (Won)100 million	16.5%	14.3%
Over (Won)100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate for taxable earnings in excess of (Won)100 million was reduced from 29.7% to 27.5%.

The components of income tax expense for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Won (millions)
	2004		2005	2006
Current income tax expense	(Won)	943,116	468,109	471,675
Deferred income tax expense		164,877	264,321	81,720

		1,107,993	732,430	553,395
Income taxes of subsidiaries		687,177	666,989	590,016

Income taxes	(Won)	1,795,170	1,399,419	1,143,411

Effective tax rate		38.20%	36.52%	33.74%

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The breakdown between consolidated current and deferred income tax expense for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Won (millions)
	2004		2005	2006
Current income tax expense	(Won)	1,791,332	1,320,736	1,322,023
Income taxes recorded in capital adjustments		—	(24,107)	5,244
Deferred income tax expense (benefit)		3,838	102,790	(183,856)

Income taxes	(Won)	1,795,170	1,399,419	1,143,411

(b) The provision for income taxes calculated using the normal tax rates differs from the actual provision for the year ended December 31, 2004, 2005 and 2006 for the following reasons:

	Won (millions)
	2004		2005	2006
Provision for income taxes at nominal tax rates	(Won)	1,395,824	1,053,718	932,010
Tax effects of permanent differences:
Dividend income (*1)		(70,931)	(135,018)	(162,860)
Other		(25,839)	27,513	9,190
Tax effects of increase in investment in subsidiaries and affiliates (*2)		457,384	498,923	415,081
Additional payment of prior year income tax		17,263	909	1,694
Other, net		21,469	(46,626)	(51,704)

Actual provision for income taxes	(Won)	1,795,170	1,399,419	1,143,411

(*1)	Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of dividend income is not taxable. In this regard, certain portions of equity in net income of affiliates are considered permanent differences.

(*2)	Equity income of consolidated subsidiaries was eliminated in the consolidated financial statements. However, tax effect of equity income was not eliminated as disposal gains or losses are taxable or deductible upon sales of subsidiaries.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(c) The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2005 and 2006 are presented below:

	Won (millions)
	2005		2006
Deferred tax assets:
Loss on valuation of derivatives	(Won)	50,847	117,270
Retirement and severance benefits		175,483	241,829
Deferred foreign exchange translation loss		9,037	8,099
Liability for decommissioning costs		1,900,079	2,083,294
Accounts payable—purchase of electricity		182,642	214,194
Other		157,279	224,298

Total deferred tax assets		2,475,367	2,888,984

Deferred tax liabilities:
Deferred foreign exchange translation gain		(22,099)	(19,200)
Reserve for social overhead capital investment		(216,216)	(184,789)
Reserve for research and human resource development		(74,161)	(140,619)
Investment in subsidiaries and affiliates and affiliates		(2,335,285)	(2,406,042)
Capital asset retirement costs		(470,730)	(455,630)

Total deferred tax liabilities		(3,118,491)	(3,206,280)

Net deferred tax liabilities	(Won)	(643,124)	(317,296)

(d) As discussed in note 1(x), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” As a result, deferred taxes are recorded on the temporary differences related to unrealized gains and losses on investment securities and derivatives-cash flow hedging that are reported as a separate component of capital adjustments. As a result of such change, as of January 1, 2005, capital adjustments decreased and deferred income tax liabilities increased by (Won)23,795 million.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(e) Under SKAS No. 16 “Income Taxes,” the deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. In addition, the Company is required to disclose aggregate deferred tax assets (liabilities). As of December 31, 2006, details of aggregate deferred tax assets (liabilities) are as follows:

	Won (millions)
	Temporary differences at December 31, 2006		Deferred tax assets (liabilities)
			Current	Non-current
Assets:
Loss on valuation of derivatives	(Won)	(426,439)	—	117,270
Accrual for retirement and severance benefits		(879,377)	—	241,829
Deferred foreign exchange translation loss		(29,452)	—	8,099
Liability for decommissioning costs		(7,575,615)	—	2,083,294
Trade payable—purchase of electricity		(778,887)	214,194	—
Other, net		(823,689)	16,182	208,116

		(10,513,459)	230,376	2,658,608

Liabilities:
Deferred foreign exchange translation gain		69,818	—	(19,200)
Reserve for investment on social overhead capital		671,963	—	(184,789)
Reserve for research and human resources development		511,345	—	(140,619)
Equity income of affiliates		8,799,044	—	(2,406,042)
Capital asset retirement costs		1,656,835	—	(455,630)

		11,709,005	—	(3,206,280)

	(Won)	1,195,546	230,376	(547,672)

All but an insignificant portion of income before income taxes and minority interests and the related income taxes are from Korean sources.

(f) In 2006, the Company recognized gains from prior year error correction amounting to (Won)162,860 million related to the reversal of accumulated deferred tax liabilities regarding dividends received from domestic consolidated subsidiaries as of December 31, 2005 and (Won)139,604 million as of December 31, 2006, as they are not considered taxable.

(27)	Earnings Per Share

Basic earnings per common share are calculated by dividing net income by the weighted-average number of shares of common stock outstanding for each of the years ended December 31, 2004, 2005 and 2006 as follows:

	Won (millions)
	2004		2005	2006
Net income	(Won)	2,882,522	2,407,643	2,225,560
Weighted-average number of common shares outstanding		629,868,023	635,289,794	638,002,913

Basic earnings per common share	(Won)	4,576	3,790	3,488

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

Diluted earnings per share are calculated by dividing diluted net income by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2004, 2005 and 2006 as follows:

	Won (millions)
	2004		2005	2006
Net income	(Won)	2,882,522	2,407,643	2,225,560
Exchangeable bond interest		3,204	1,490	2,207

Diluted net income		2,885,726	2,409,133	2,227,767

Weighted-average number of common shares and diluted securities outstanding		639,867,870	639,722,531	657,286,214

Diluted earnings per share	(Won)	4,510	3,766	3,389

Exchangeable bonds to be convertible into common stocks as of December 31, 2006 are presented below:

	Won		Number of shares to be issued
	Exchange price	Exchange period
Overseas exchangeable bonds 1st	30,000	2003.12.15 ~ 2008.10.24	383,835
Overseas exchangeable bonds 2nd	51,000	2007.01.04 ~ 2011.11.11	18,899,466

(28)	Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the years ended December 31, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Conversion of exchangeable bonds	(Won)	146,763	112,260
Issuance of common stock for non-cash assets		27,942	—

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(29)	Transactions and Balances with Related Companies

(a) Significant transactions between the Company and related parties for the years ended December 31, 2004, 2005 and 2006 are as follows.

		Won (millions)
Related Party	Transactions	2004		2005	2006
Operating revenue and other income:
Korea Gas Corporation		(Won)	—	24,252	3,472
Korea District Heating Co., Ltd.	Sales of electricity and others		150,220	165,000	171,271
LG Powercom Corporation	"		141,470	98,595	146
Korea Electric Power Industrial Development Co., Ltd.	"		13,443	47,955	5,065

		(Won)	305,133	335,802	5,065

Operating and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	3,006,643	3,498,946	4,659,211
Korea District Heating Co., Ltd.	Commissions for service and others		34,722	503	95
LG Powercom Corporation	"		57,319	63,507	7,503
Korea Electric Power Industrial Development Co., Ltd.	"		153,966	165,582	66,468
YTN	"		1,030	1,710	—

		(Won)	3,253,680	3,730,248	4,733,277

(b) Receivables and payables arising from related parties transactions as of December 31, 2005 and 2006 are as follows:

		Won (millions)
Related party	Accounts	2005		2006
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	912	200
Korea District Heating Co., Ltd.	"		53,780	50,141
LG Powercom Corporation	"		5,665	1
Korea Electric Power Industrial Development Co., Ltd.	"		631	429

		(Won)	60,988	50,771

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	572,346	521,146
Korea District Heating Co., Ltd.	"		20	—
LG Powercom Corporation	"		3,134	336
Korea Electric Power Industrial Development Co., Ltd.	"		18,041	7,073

		(Won)	593,541	528,555

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(c) Short-term and long-term borrowings from related parties as of December 31, 2005 and 2006 are as follows:

			Won (millions)
Lender	Type	interest rate %	2005		2006
Korea Development Bank	Facility	4.50~9.00	(Won)	4,824,908	4,720,055
Korea Development Bank	General	Libor+0.30~1.50		9,219	—
Korea Development Bank	Facility	5.49		86,004	—
The Export-Import Bank of Korea	Project loan	7.27		44,573	36,381
Industrial Bank of Korea	Rural area development	4.00		35,000	22,000
Industrial Bank of Korea	Rural area development	Libor-1.25		35,000	48,000
Korea Resources Corporation	Energy rationalization	Libor-1.25		10,000	6,000
Korea Resources Corporation	Facility	2.5~3.5		64,600	64,181
Ministry of Commerce, Industry and Energy	Rural area development	4.00		50,000	50,000

			(Won)	5,159,304	4,946,617

(d) Guarantees provided by related companies for the Company as of December 31, 2006 are as follows:

		Won (millions), USD and GBP (thousands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of December 31, 2006
Payment guarantee (*)	Korea Development	US$	1,171,313	Foreign currency bond	US$	932,069
	Bank	GBP	26,547	"	GBP	24,467

(*)	Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2006, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(30)	Transactions and Balances with Consolidated Subsidiaries

(a) Significant transactions among KEPCO and consolidated subsidiaries for the years ended December 31, 2004, 2005 and 2006 are as follows. These were eliminated in consolidation:

		Won (millions)
Consolidated subsidiaries	Transactions	2004		2005	2006
Operating revenue and other income:
Korea Electric Power Corporation	Sales of electricity and others	(Won)	269,133	274,387	445,603
Korea Hydro & Nuclear Power Co., Ltd.	"		5,080,762	5,631,160	5,562,882
Korea South-East Power Co., Ltd.	"		1,615,973	2,009,377	1,975,454
Korea Midland Power Co., Ltd.	"		1,898,831	2,216,708	2,490,256
Korea Western Power co., Ltd.	"		2,049,874	2,217,715	2,418,072
Korea Southern Power Co., Ltd.	"		2,713,791	2,842,883	3,309,389
Korea East-West Power Co., Ltd.	"		2,015,280	2,109,610	2,504,917
Others	Commissions for service and others		1,027,725	1,013,681	1,139,645

		(Won)	16,671,369	18,315,521	19,846,218

Operating and other expenses:
Korea Electric Power Corporation (*)	Purchased power and others	(Won)	15,740,561	17,256,200	18,598,155
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		553,933	534,106	653,112
Korea South-East Power Co., Ltd.	"		83,031	110,309	106,451
Korea Midland Power Co., Ltd.	"		73,292	106,023	154,113
Korea Western Power co., Ltd.	"		81,461	81,675	83,392
Korea Southern Power Co., Ltd.	"		52,107	70,680	84,777
Korea East-West Power Co., Ltd.	"		102,957	96,912	81,381
Others	"		11,756	12,471	10,049

		(Won)	16,699,098	18,268,376	19,771,430

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(b) Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2005 and 2006 are as follows. These were eliminated in the consolidation:

		Won (millions)
Consolidated subsidiaries	Accounts	2005		2006
Receivables:
Korea Electric Power Corporation	Trade receivables and other accounts receivable	(Won)	25,402	46,463
Korea Hydro & Nuclear Power Co., Ltd.	"		501,444	390,592
Korea South-East Power Co., Ltd.	"		215,654	175,008
Korea Midland Power Co., Ltd.	"		275,269	200,259
Korea Western Power Co., Ltd.	"		248,495	236,559
Korea Southern Power Co., Ltd.	"		315,588	277,232
Korea East-West Power Co., Ltd.	"		264,522	227,644
Others	"		246,096	233,935

		(Won)	2,092,470	1,787,692

Payables:
Korea Electric Power Corporation (*)	Trade payables and other accounts payable	(Won)	1,862,420	1,575,494
Korea Hydro & Nuclear Power Co., Ltd.	"		83,291	50,142
Korea South-East Power Co., Ltd.	"		9,554	15,787
Korea Midland Power Co., Ltd.	"		24,558	22,271
Korea Western Power Co., Ltd.	"		9,530	7,499
Korea Southern Power Co., Ltd.	"		11,192	10,615
Korea East-West Power Co., Ltd.	"		8,309	12,745
Others	"		46,944	75,507

		(Won)	2,055,798	1,770,060

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(c) The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the year ended December 31, 2006 are summarized as follows:

	Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	18,629,944	Operating expenses	(Won)	18,593,956
Rental income		12,219	Rent expenses		8,871
Other income		26,569	Commissions		20,856
Others		566	Construction in-progress		16,276
			Other expenses		29,339

	(Won)	18,669,298		(Won)	18,669,298

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(d) The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of December 31, 2006 are summarized as follows:

	Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	1,565,063	Trade receivables	(Won)	1,576,248
Other accounts payable		19,705	Long-term loans		50,053
Advances received		25,429	Current portion of long-term loans		29,443
Unearned revenue		3,705	Other accounts receivables		10,898
Long-term borrowings		70,406	Construction in-progress		37,461
Others		26,088	Others		6,293

	(Won)	1,710,396		(Won)	1,710,396

(e) The Company has provided guarantees for related companies as of December 31, 2006 as follows:

Type	Guaranteed company	US$ (thousands)
Other (*)	KEPCO Ilijan Co.	US$	102,000

(*)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation as well as with partial guarantee not to exceed US$30 million for repayment of that borrowing.

(31)	Commitments and Contingencies

(a) The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2006, the Company is engaged in 325 lawsuits as a defendant and 55 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)408,819 million and the total amount claimed by the Company is (Won)29,744 million as of December 31, 2006. Related to the lawsuits for which the Company is a defendant, the Company deposited approximately (Won)27.5 billion included in other current assets with the respective court pending final ruling. As of December 31, 2006, the Company recorded a liability related to the above claims amounting to (Won)19,904 million in other long-term liabilities. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2006 are as follows:

(i)	Payment Guarantee

		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Payment of import letter of credit	Korea Exchange Bank and others	US$	1,642,170
Payment of customs duties	Korea Exchange Bank	(Won)	4,700
Inclusive credits	Korea Exchange Bank	(Won)	130,300
Borrowings	Woori Bank and others	US$	60,000
		(Won)	200,000
Payment of foreign currency	Korea Exchange Bank	US$	2,080

(ii)	Overdraft and Others

		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Overdraft	National Agricultural Cooperative	US$	125,000
	Federation and others	(Won)	1,643,000

Discount on promissory note	Korea Exchange Bank and others	(Won)	210,000
Commercial paper	Korea Exchange Bank and others	(Won)	845,000
Trade financing	Shinhan Bank	US$	2,000
Other	Shinhan Bank and others	(Won)	92,000

(c) The Company is provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

(d) The Company has provided a promissory note of (Won)1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(e) A key stipulation of the Agreed Framework signed by the United States and North Korea in October 1994 was that a US-led international consortium would construct two commercial light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. The Korean Peninsula Energy Development Organization (“KEDO”) was chartered in March 1995 as the international consortium stipulated by the Agreed Framework and signed an agreement with North Korea in December 1995 to supply the light water reactors. Kumho, North Korea was selected as the site for such light water reactors and KEDO designated the Company as its prime contractor to build two units of pressurized light water reactors with a total capacity of 2,000 megawatts. The Company entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. The contract amount was US$4,182 million subject to adjustment to cover any changes in the price level.

In November 2002, amid suspicions that North Korea was engaged in an undeclared program to enrich uranium, KEDO suspended the supply of heavy fuel oil to North Korea, which was part of the Agreed

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

Framework. Subsequently, North Korea withdrew from the Treaty on the Non-Proliferation of Nuclear Weapons in January 2003 and resumed operations at the Yongbyon facility, a nuclear facility whose operations had been frozen under the Agreed Framework. Several diplomatic initiatives were taken to resolve these issues to no avail.

In December 2003, asserting that North Korea had not met the conditions required for the continuation of the project, KEDO suspended the construction of the project for one year, which was subsequently extended to November 30, 2005. However, the Company continued to perform maintenance for the project during 2004 and 2005. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea requested KEDO to withdraw all of its personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site.

The Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. KEDO notified the Company of the termination of the project and the related turnkey contract between KEDO and the Company. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO.

Pursuant to the terms of the TA, the Company accepts substantially all rights and obligations related to the light water reactor supplements outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any probable claims by subcontractors to KEDO. As of December 31, 2006, the Company offset the existing accounts receivables from KEDO, which it surrendered according to the “TA”, against advance received. As a result, the Company recorded in other non-current assets the estimated fair value of assets received amounting to (Won)94,088 million for which the proceeds from disposal will be applied to existing and future obligations which was also offset existing advance received recorded in current and non-current liabilities. In addition, the Company recorded in other long-term liabilities estimated claims currently reasonably estimable to coordinated contractors amounting to (Won)47,307 million. Final settlement of ultimate gains or losses from the project is contingent upon full disposal of related assets and settlement of obligations.

(f) The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. These purchase agreements require the Company to purchase minimum amounts which the Company has historically exceeded. The power purchased under these agreements amounted to (Won)1,019,528 million, (Won)1,170,094 million and (Won)1,299,061 million for the years ended December 31, 2004, 2005 and 2006, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle unit	2018~2025
Hydroelectric units	2009~2032
Small hydroelectric and other units	2007~2019

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(g) The Company has contracted Doosan Industrial Co., Ltd. and others amounting to (Won)3,650,076 million and US$39,519 thousand in the aggregate as of December 31, 2006, for construction of power plant facilities and facility maintenance.

(h) The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of December 31, 2006. Under these

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of December 31, 2006.

Fuel type	Contract expiration Term	Quantity
Bituminous Coal	2007~2013	41,845 thousand ton/year
Anthracite Coal	2007	Set by government
Oil	2007	1,941 thousand kl/year
LNG	2026	Mutual agreement

(i) During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant during 2006 and 2005 amounting to (Won)3,569 million and (Won)3,706 million, respectively, were charged to other expenses. In December 2005, a hearing was held by government officials, and attended by representatives of the Company, Gangneung residents and Korea Environment Institute (KEI). At the hearing, the Korean government ordered the conditional suspension of operations based on the KEI findings on the environmental effect of Gangneung hydroelectric generating plant. As of December 31, 2006, Gangneung hydroelectric generating plant is still under conditional suspension of operations based on the KEI findings. The Company will be able to utilize this plant in the future provided that the quality of the water improves and the residents of Gangneung consent to operations. As of December 31, 2006, if the plant were to be discontinued, the net asset value amounting to (Won)70,177 million, would be impaired. No adjustment has been made in the accompanying consolidated financial statements related to this matter.

(j) In April 2005, Korea Midland Power Co., Ltd. invested in Gangwon wind power corporation amounting to (Won) 5,679 million (15% of interest) to participate in renewable energy industry. Gangwon wind power corporation entered into the loan contract for financing construction costs. The Company has agreed to pay construction costs incurred in excess of estimated costs up to (Won)1,203 million. Also, investments in Gangwon wind power (book value of (Won) 5,725 million) are restricted as collateral with Industrial Bank of Korea and BNP PARIBAS.

(k) The Company provides performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17,113 thousand to the Lebanon Electricity Agency.

(l) In May 2006, the international consortium, which Korea Midland Power Co., Ltd. participated in, acts as the preferred contractor for the Cirebon private power generation industry, as ordered by Indonesia PLN. A power purchase agreement is being negotiated and summary of the agreement is as follows.

Name of Business	Construction and operation of Indonesia Cirebon thermal power generation
Plant Capacity	660MW * 1 Plant
Total Construction Fee	US$736,000 thousand
Construction Period	3 years from completion of resources supply

Under the proposed agreement, Korea Exchange Bank would provide the payment guarantees amounting to US$825 thousand related to the deposits for bidding associated with the Indonesia IPP (Independent Power Producers) project.

(m) According to the rules on Usage of Power Transmission Facilities established by the Ministry of Commerce, Industry and Energy (MOCIE), six power generation subsidiaries will be liable for the construction

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

of all of its power transmission facilities. In addition, although KEPCO has been financially responsible for the maintenance and repair of such facilities, the subsidiaries will be liable for such facilities’ maintenance and repair expenses once such rules become effective. The effective date of such rules is January 1, 2007.

(n) In July 2005, the Company entered into an agreement with the Government to invest (Won)852 billion for construction of generating facilities using alternative energy sources and spend (Won)201 billion in research and development related to development of renewable energy over the next three years. As of December 31, 2006 the outstanding balance of major agreements related to development of renewable energy including wind, solar and small hydroelectric energy is approximately (Won)219 billion.

(o) The Company imports all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company enters into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Nuclear fuel	Contract expiration term
Ore Concentrates	5~10 years
Conversion	3 years
Enrichment	5~10 years
Fuel design and fabrication	2 years

(p) In August 2005, the Korean Consortium, consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering, won a bid from the government of the Federal Republic of Nigeria to explore, develop and operate two oil prospects in Nigeria. Korean Consortium controls 60% of the equity interest of the Group and of which, the Company holds approximately 15% equity interest.

In March 2006, the Group entered into a contract with the government of Nigeria to explore, develop and operate such oil prospects. Exploration of these prospects is estimated to take ten years and, if successful in finding oil following the exploration, the Group will develop and operate the related facilities for 20 years thereafter. The Company’s portion of investment in the exploration phase of the project is expected to be approximately US$39 million in the next five years. In addition, under the contract, the Korean Consortium should either reach and agree with the government of Nigeria within 18 months of the date of contract (the timing was extended until January 2008 and may be extended in the future upon mutual agreement between the Korean Consortium and the government of Nigeria) as to the plan of constructing a combined-cycle gas-fired power plant with a generating capacity of approximately 2,250 megawatts and gas pipelines with a length of approximately 1,200 kilometers in Nigeria. Otherwise, the Korean Consortium should pay US$34.7 million or 15% of US$231 million to the government of Nigeria. In July 2006, the Korean Consortium commenced a feasibility study on the construction of the power plant and gas pipelines.

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

December 31, 2005 and 2006

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

(a) The following table provides information for each operating segment for the years ended December 31, 2004, 2005 and 2006.

	Won (millions)
	2004
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	23,122,854	—	832,808	—	23,955,662
Intersegment revenues		367,147	15,280,344	1,027,415	(16,674,906)	—

Total operating revenues		23,490,001	15,280,344	1,860,223	(16,674,906)	23,955,662

Power generation, transmission and distribution costs		(19,042,206)	(13,050,423)	(96,634)	15,655,534	(16,533,729)
Purchased power		(1,411,131)	—	—	—	(1,411,131)
Other operating cost		(112,369)	(312)	(1,099,048)	962,523	(249,206)
Selling and administrative expenses		(1,061,048)	(199,202)	(89,237)	55,365	(1,294,122)

Operating income		1,863,247	2,030,407	575,304	(1,484)	4,467,474

Interest income		36,079	34,867	29,985	(11,710)	89,221
Interest expense		(562,971)	(143,879)	(42,699)	11,710	(737,839)
Equity income of affiliates		1,793,808	—	21,725	(1,684,938)	130,595
Other, net		748,688	(1,334)	6,411	(3,427)	750,338

Income before income taxes and minority interest		3,878,851	1,920,061	590,726	(1,689,849)	4,699,789
Income taxes		(1,107,993)	(656,862)	(34,442)	4,127	(1,795,170)

Segment earnings before minority interests	(Won)	2,770,858	1,263,199	556,284	(1,685,722)	2,904,619

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

	Won (millions)
	2005
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	24,830,533	188,520	425,654	—	25,444,707
Intersegment revenues		281,798	17,029,483	1,013,540	(18,324,821)	—

Total operating revenues		25,112,331	17,218,003	1,439,194	(18,324,821)	25,444,707

Power generation, transmission and distribution costs		(20,736,522)	(14,531,600)	—	17,353,255	(17,914,867)
Purchased power		(1,772,020)	—	—	—	(1,772,020)
Other operating cost		(122,679)	(175)	(1,117,594)	922,953	(317,495)
Selling and administrative expenses		(1,155,194)	(247,839)	(130,848)	15,212	(1,518,669)

Operating income		1,325,916	2,438,389	190,752	(33,401)	3,921,656

Interest income		16,001	50,101	30,516	(8,313)	88,305
Interest expense		(472,979)	(141,223)	(36,976)	8,248	(642,930)
Equity income of affiliates		1,915,033	—	461	(1,817,565)	97,929
Other, net		397,070	20,435	39,154	(89,871)	366,788

Income before income taxes and minority interest		3,181,041	2,367,702	223,907	(1,940,902)	3,831,748
Income taxes		(732,430)	(645,470)	(26,197)	4,678	(1,399,419)

Segment earnings before minority interests	(Won)	2,448,611	1,722,232	197,710	(1,936,224)	2,432,329

	Won (millions)
	2006
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	26,676,421	190,077	542,315	—	27,408,813
Intersegment revenues		302,612	18,256,765	982,570	(19,541,947)	—

Total operating revenues		26,979,033	18,446,842	1,524,885	(19,541,947)	27,408,813

Power generation, transmission and distribution costs		(22,386,836)	(16,188,878)	—	18,590,622	(19,985,092)
Purchased power		(2,073,220)	—	—	—	(2,073,220)
Other operating cost		(85,611)	(569)	(1,161,673)	868,457	(379,396)
Selling and administrative expenses		(1,201,775)	(266,896)	(142,972)	35,363	(1,576,280)

Operating income		1,231,591	1,990,499	220,240	(47,505)	3,394,825

Interest income		15,702	111,586	39,036	(9,667)	156,657
Interest expense		(544,328)	(134,195)	(31,933)	9,629	(700,827)
Equity income of affiliates		1,628,418	—	3,523	(1,528,422)	103,519
Other, net		292,555	2,569	2,515	137,362	435,001

Income before income taxes and minority interest		2,623,938	1,970,459	233,381	(1,438,603)	3,389,175
Income taxes		(553,395)	(537,414)	(52,068)	(534)	(1,143,411)

Segment earnings before minority interests	(Won)	2,070,543	1,433,045	181,313	(1,439,137)	2,245,764

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(b) The following table provides asset information for each operating segment as of December 31, 2005 and 2006.

	Won (millions)
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
December 31, 2005
Property, plant and equipment	(Won)	30,787,039	32,496,502	902,733	(180,220)	64,006,054
Total assets		61,626,841	40,146,042	2,307,213	(29,343,414)	74,736,682
Depreciation		(1,860,860)	(3,951,864)	(80,847)	45,903	(5,847,668)

December 31, 2006
Property, plant and equipment	(Won)	31,551,355	33,111,999	876,216	(272,641)	65,266,929
Total assets		63,536,201	41,549,746	2,493,416	(30,143,877)	77,435,486
Depreciation		(1,825,733)	(3,869,725)	(81,755)	32,812	(5,744,401)

(33)	Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Revenue Recognition

The Company read meters and bills customers on a cycle basis. The Company does not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, the Company recognizes unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, the Company did not recognize any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the Company’s prior year consolidated financial statements using the income statement approach.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the use of the “dual approach” (both an income statement approach and a balance sheet approach) when evaluating whether an error is material to an entity’s financial statements, based on all relevant quantitative and qualitative factors. The SEC issued SAB 108 to address what the SEC identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

Effective December 31, 2006, the Company adopted SAB 108 and recorded the effects of prior year uncorrected differences which arose prior to January 1, 2006, as a cumulative effect adjustment to beginning retained earnings as of January 1, 2006 in accordance with the “dual approach” set forth in SAB 108. The impact of SAB 108 adoption at December 31, 2006 to beginning retained earnings is shown below.

	Korean Won (in millions)
	Accounts receivable		Current deferred income tax assets (liabilities)		Retained earnings
Balance as of December 31, 2005, as reported	(Won)	2,162,747	(Won)	1,402,759	(Won)	27,365,456
Cumulated effect adjustment for adoption of SAB 108		943,818		(259,550)		684,268
Balance as of January 1, 2006, as adjusted	(Won)	3,106,565	(Won)	1,143,209	(Won)	28,049,724

Translation into U.S. dollars (Note 2) (in thousand)		$3,340,392		$1,229,257		$30,160,993

(b)	Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the Assets Revaluation Law of Korea. In connection with an asset revaluation, a new basis for the property, plant and equipment is established. Asset revaluations are not permitted after January 1, 2001.

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

(c)	Special Depreciation

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

(d)	Accounting for Regulation

U.S. GAAP, pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates.

The Government of the Republic of Korea approves the rates that the Company charges to its customers. The Company’s utility rates are designed to recover its reasonable costs plus a fair investment return. The Company has a monopoly in Korea as the provider of electricity and thus all costs incurred for supplying and distributing electricity are recoverable. However, as discussed in Note 1(a), on April 2, 2001, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only the Company’s power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The Company recognizes a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated assets and liabilities as of December 31, 2005 and 2006.

	Korean Won (in millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2005		2006	2006
Capitalized foreign currency translation	(Won)	809,923	725,671	$780,291
Reserve for self-insurance		(98,618)	(103,942)	(111,766)
Deferred income taxes (*)		(1,383,539)	(1,350,934)	(1,452,617)

	(Won)	(672,234)	(729,205)	$(784,092)

(*)	In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only the Company’s deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.

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

(e)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between the Company and its affiliated companies is eliminated in the preparation of the consolidated financial statements. The elimination is restricted to certain transactions prior to the corporate split of KEPCO’s power generation subsidiaries in 2001. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. The Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(f)	Foreign Currency Translation

As discussed in Note 1(f), under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

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

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics. Accordingly, the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(g)	Deferred Income Taxes

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

(h)	Liabilities for Decommissioning Costs

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

December 31, 2005 and 2006

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

2004 and thereafter

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provisions and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, the Company continues to apply SFAS No. 143 in 2004 and thereafter.

Since the adoption of SKAS No. 17 and up to date, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

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

December 31, 2005 and 2006

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

As explained in Note 20, under Korean GAAP, the Company has accrued (Won)7,543,491 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2006. Under U.S. GAAP, the Company has accrued (Won)5,297,018 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2006. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability of (Won)2,246,473 million at December 31, 2006 is due to the impact of the discount rate described above.

Adjustments to capitalized asset retirement costs and liabilities for decommissioning costs recognized under Korean GAAP made in order to arrive at amounts recognized under U.S. GAAP as of December 31, 2005 and 2006 are as follows:

	Korean Won (in millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2005		2006	2006
Capitalized asset retirement costs, net of accumulated depreciation	(Won)	(946,149)	(951,998)	$(1,023,654)
Liabilities for decommissioning costs		2,214,351	2,246,473	2,415,562

	(Won)	1,268,202	1,294,475	$1,391,908

Details of the Company’s capitalized asset retirement costs as of December 31, 2005 and 2006 under U.S. GAAP are as follows:

	Korean Won (in millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2005		2006	2006
Capitalized asset retirement costs	(Won)	1,368,427	1,395,875	$1,500,941
Less accumulated depreciation		(602,829)	(691,037)	(743,051)

	(Won)	765,598	704,838	$757,890

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

A reconciliation of the Company’s liabilities for decommissioning costs for the years ended December 31, 2005 and 2006 under U.S. GAAP is as follows:

	Korean Won (in millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2005		2006	2006
Beginning of year	(Won)	4,069,496	4,700,799	$5,054,623

Liabilities incurred		406,134	255,027	274,223
Prior period adjustment (note 20)		—	55,255	59,414
Accretion expense		287,128	296,114	318,402
Payments		(61,959)	(10,177)	(10,943)

End of year	(Won)	4,700,799	5,297,018	$5,695,719

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

Under U.S. GAAP, the Company also has asset retirement obligations related to certain transmission and distribution assets, such as transmission towers. The Company currently does not have sufficient information to estimate a reasonable range of expected retirement dates for any of these assets. Therefore, asset retirement costs for these assets have not been reflected in the consolidated financial statements. The Company will record this obligation when sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed.

(i)	Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, unless a conversion right would be considered an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature. The Company has determined that the conversion feature embedded in our convertible debt should not be bifurcated. Also, the convertible bonds are subject to foreign currency translation because these convertible bonds were regarded as monetary foreign currency liabilities.

(j)	Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the stockholders’ equity section in the consolidated balance sheet.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

(k)	Reserve for Self-insurance

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

(l)	Right to Use Future Radioactive Wastes Repository Sites

As described in note 5, the Company was obligated to pay (Won)300,000 million to the region as part of the right to build its repository site. Under Korean GAAP, the Company recognized this obligation as an intangible asset and other long-term liabilities as of December 31, 2005 and subsequently paid the amount in 2006. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

Under U.S. GAAP, the Company should recognize the obligation as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method.

(m)	Comprehensive Income

Under U.S. GAAP, comprehensive income and its components (revenues, expenses, gains and losses) for each period should be presented in accordance with SFAS No.130 “Reporting Comprehensive Income” while such a presentation is not required under Korean GAAP. Comprehensive income for the years ended December 31, 2004, 2005 and 2006 is summarized as follows:

	Korean Won (in millions)				Translation into U.S. Dollars (Note 2) (in thousands)
	2004		2005	2006	2006
Net income as adjusted in accordance with U.S. GAAP	(Won)	3,534,544	2,969,975	2,407,685	$2,588,909
Other comprehensive income, net of tax:
Overseas operations translation		(38,109)	40,208	(12,971)	(13,947)
Gain on valuation of available for sale securities, net		745	5,857	1,439	1,547
Unrealized equity gains of affiliates, net		1,694	130,183	2,972	3,196
Unrealized gains (losses) on cash flow hedges		(17,973)	22,344	(7,101)	(7,635)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	3,480,901	3,168,567	2,392,024	$2,572,070

Accumulated other comprehensive balances, net of tax:
Overseas operations translation	(Won)	(106,960)	(66,752)	(79,723)	(85,724)
Gain on valuation of available for sale securities, net		(1,848)	4,009	5,448	5,858
Unrealized equity gains (losses) of affiliates, net		(16,275)	113,908	116,880	125,677
Deferred gains (losses) on cash flow hedges		(19,953)	2,391	(4,710)	(5,065)

Accumulated other comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	(145,036)	53,556	37,895	$40,746

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The amounts of tax allocated to the other comprehensive income for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Korean Won (in millions)				Translation into U.S. Dollars (Note 2) (In thousands)
	2004		2005	2006	2006
Overseas operations translation	(Won)	11,483	(15,251)	4,920	$5,290
Gain on valuation of available for sale securities, net		(315)	(2,222)	(546)	(587)
Unrealized equity gains (losses) of affiliates, net		(1,497)	(49,380)	(1,127)	(1,212)
Deferred gains (losses) on cash flow hedges		6,732	(8,475)	2,693	2,896

Tax allocated to the accumulated other comprehensive income	(Won)	16,403	(75,328)	5,940	$6,387

The following tables give further detail regarding changes in the composition of accumulated other comprehensive income during fiscal 2004, 2005 and 2006 (Won in millions and translation into U.S. Dollars in thousands):

	Korean Won (in millions)
	Foreign Currency Translation		Available for Sale	Derivatives Instruments	Total
Balance are January 31, 2004	(Won)	(68,851)	(20,562)	(1,980)	(91,393)
Overseas operations translation		(38,109)			(38,109)
Unrealized gains on available-for-sale			5,978		5,978
Unrealized losses on cash flow hedges				(17,973)	(17,973)
Reclassification to earnings		—	(3,539)	—	(3,539)

Balance at January 31, 2005	(Won)	(106,960)	(18,123)	(19,953)	(145,036)

Overseas operations translation		40,208			40,208
Unrealized gains on available-for-sale			136,070		136,070
Unrealized gains on cash flow hedges				21,628	21,628
Reclassification to earnings		—	(30)	716	686

Balance at January 31, 2006	(Won)	(66,752)	117,917	2,391	53,556

Overseas operations translation		(12,971)			(12,971)
Unrealized gains on available-for-sale			4,411		4,411
Unrealized losses on cash flow hedges				(11,762)	(11,762)
Reclassification to earnings		—	—	4,661	4,661

Balance at January 31, 2006	(Won)	(79,723)	122,328	(4,710)	37,895

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

	U.S. Dollar (in thousands)
	Foreign Currency Translation	Available for Sale	Derivatives Instruments	Total
Balance are January 31, 2004	$(74,033)	(22,110)	(2,129)	$(98,272)
Overseas operations translation	(40,977)			(40,977)
Unrealized gains on available-for-sale		6,428		6,428
Unrealized losses on cash flow hedges			(19,326)	(19,326)
Reclassification to earnings	—	(3,805)	—	(3,805)

Balance at January 31, 2005	$(115,010)	(19,487)	(21,455)	$(155,952)

Overseas operations translation	43,233			43,233
Unrealized gains on available-for-sale		146,311		146,311
Unrealized gains on cash flow hedges			23,255	23,255
Reclassification to earnings	—	(32)	770	738

Balance at January 31, 2006	$(71,777)	126,792	2,570	$57,585

Overseas operations translation	(13,947)			(13,947)
Unrealized gains on available-for-sale		4,743		4,743
Unrealized losses on cash flow hedges			(12,647)	(12,647)
Reclassification to earnings	—	—	5,012	5,012

Balance at January 31, 2006	$(85,724)	131,535	(5,065)	$40,746

(n)	Fair Value of Financial Instruments

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

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2005 and 2006 are summarized as follows (Korean Won in millions):

	2005				2006
	Carrying Amount		Fair value		Carrying Amount		Fair value
Cash and cash equivalents	(Won)	1,399,031	(Won)	1,399,031	(Won)	1,845,892	(Won)	1,845,892
Short-term financial instruments		852,757		852,757		1,163,613		1,163,613
Trade receivables and account receivables-other		2,503,426		2,503,426		2,756,020		2,756,020
Investments:
Practicable to estimate fair value		60,923		60,923		44,461		44,461
Not practicable		148,100		N/A		157,667		N/A
Short-term borrowings		(334,678)		(334,678)		(476,720)		(476,720)
Trade payables and accounts payable-other		(1,949,959)		(1,949,404)		(2,046,759)		(2,046,759)
Long-term debt, including current portion		(18,776,862)		(19,021,219)		(19,648,795)		(18,962,065)
Currency and interest swaps, net		347,118		347,118		223,188		223,188

(o)	Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won (in millions)				Translation into U.S. Dollars (Note 2) (in thousands)
	2004		2005	2006	2006
Interest paid, net of capitalized portion	(Won)	711,548	772,726	755,466	$812,329
Income taxes paid		1,520,176	1,804,362	931,790	1,001,925

(p)	Recent Changes in U.S. GAAP

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the use of the “dual approach” (both an income statement approach and a balance sheet approach) when evaluating whether an error is material to an entity’s financial statements, based on all relevant quantitative and qualitative factors. The SEC issued SAB 108 to address what the SEC identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both. SAB 108 became effective December 31, 2006, and the Company elected

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

to record any material adjustments arising from the adoption of SAB 108 as a cumulative effect adjustment to beginning retained earnings. See footnote 33(a) for additional information required by SAB 108.

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No.3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. The Company is required to adopt SFAS 154 as of January 1, 2006. The Company believes the adoption of SFAS 154 had no effect on the Company’s financial statements.

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company does not expect SFAS 157 will have a material impact on its results from operations or financial position.

In September 2006, the FASB issued statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment to FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires, among other things, that a company (1) recognize a net liability or asset to report the funded status of their defined benefit pensions and other postretirement plans on its balance sheet, (2) measure benefit plan assets and benefit obligations as of the company’s balance sheet date and (3) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, or No. 106. Under SFAS 158, the current portion of the retirement and severance benefits is (Won)39,909 million as of December 31, 2006. The Company adopted SFAS 158 as of December 31, 2006 and there was no impact on the consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

(q)	Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

Effective January 1, 2006, the Company adopted the following Korean GAAP standards which had an impact on the U.S. GAAP reconciliation:

The impact of adopting SKAS No. 20 “Related Party Disclosures” on the reconciliation to U.S. GAAP in 2006 was immaterial.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

Effective January 1, 2005, the Company adopted the following Korean GAAP standards which had an impact on the U.S. GAAP reconciliation:

As described in note 1(k) effective January 1, 2005, the Company adopted SKAS No. 15 “Investment in Associates.” The impact of adopting SKAS No. 15 “Investment in Associates” on the reconciliation to U.S. GAAP in 2005 was immaterial.

The impact of adopting SKAS No. 16 “Income Taxes” on the reconciliation to U.S. GAAP in 2005 is described in note 33(g).

(r)	Effect on Net Income and Stockholders’ Equity

The effects of the significant adjustments to net income and stockholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won (in millions)			Translation into U.S.dollars (Note 2) (in thousands)
	2004		2005	2006	2006
NET INCOME UNDER KOREAN GAAP	(Won)	2,882,522	2,407,643	2,225,560	$2,393,075
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation (note 33(b))		430,694	438,382	389,184	418,477
Special depreciation (note 33(c))		(18,370)	(6,407)	(5,389)	(5,795)
Regulated operations (note 33(d))		7,955	(14,227)	(56,971)	(61,259)
Capitalized foreign currency translation (note 33(f))		200,811	183,850	171,462	184,368
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 33(e))		37,282	(12,518)	(11,126)	(11,963)
Liabilities for decommissioning costs (note 33(h))		(108,522)	94,913	26,273	28,251
Reserve for self-insurance (note 33(k))		5,426	5,266	5,324	5,725
Revenue recognition (note 33(a))		—	—	(488)	(525)

OTHER INCOME (EXPENSES)
Asset revaluation (note 33(b))		19,898	19,973	19,973	21,476
Capitalized foreign currency translation (note 33(f))		44,115	41,877	40,341	43,377
Convertible bonds (note 33(i))		24,298	26,738	(44)	(47)
INCOME TAX EXPENSES
Deferred income taxes (*)		8,435	(215,515)	(158,910)	(170,871)

NET INCOME UNDER U.S. GAAP	(Won)	3,534,544	2,969,975	2,645,189	$2,844,289

(*)	Under US GAAP prior to 2006, the Company recorded deferred tax liability for equity income of affiliates and reversed deferred tax liability in the period dividend was received due to the fact that dividend payments had varied significantly up to 2003 since the generation division was spun off into six generation subsidiaries in 2001. However, the dividend payments have become more consistent from 2004 to the present and the Company can now believes it can reasonably forecast as of balance sheet date the dividend receivable. Therefore, from 2006, the Company started to recognize the tax benefit from the dividend anticipated in the following year as of balance sheet date. This change in estimate was reflected prospectively in accordance with SFAS 154 “Accounting Changes and Error Corrections”. As a result, deferred tax liability amounting to (Won)139,604 million and income tax expenses for the same amount were reduced as of December 31, 2006 under US GAAP.

Deferred income tax represents the tax effect of the GAAP adjustments described above.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2005		2006	2006
STOCKHOLDERS’ EQUITY UNDER KOREAN GAAP	(Won)	42,337,650	43,235,487	$46,489,771
ADJUSTMENTS:
Current Asset
Account Receivables Revenue recognition (note 33(a))		—	943,330	1,014,333
UTILITY PLANT
Asset revaluation (note 33(b))		(7,486,100)	(7,096,916)	(7,631,092)
Capitalized asset retirement cost (note 33(h))		(946,148)	(951,998)	(1,023,654)
Special depreciation (note 33(c))		13,495	8,104	8,714
Capitalized foreign currency translation (note 33(f))		(1,546,068)	(1,334,267)	(1,434,696)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 33(e))		128,135	117,010	125,817
INVESTMENT SECURITIES
Asset revaluation (note 33(b))		(82,106)	(62,133)	(66,810)
DEFERRED INCOME TAXES		2,045,883	1,649,469	1,773,623
LIABILITIES
Liabilities for decommissioning costs (note 33(h))		2,214,350	2,246,473	2,415,562
Regulated operation (note 33(d))		(672,234)	(729,205)	(784,091)
Reserve for self-insurance (note 33(k))		98,618	103,942	111,766
Convertible bonds (note 33(i))		13,332	(66,879)	(71,913)
MINORITY INTERESTS (note 33(j))		(147,061)	(150,740)	(162,086)

STOCKHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	35,971,746	37,911,677	$40,765,244

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2004		2005	2006	2006
Operating income under Korean GAAP	(Won)	4,467,474	3,921,656	3,394,825	$3,650,349
Asset revaluation		430,694	438,382	389,184	418,477
Special depreciation		(18,370)	(6,407)	(5,389)	(5,795)
Regulated operation		7,955	(14,227)	(56,971)	(61,259)
Capitalized foreign currency translation		200,811	183,850	171,462	184,368
Reversal of eliminated profit on transactions with subsidiaries and affiliates		37,282	(12,518)	(11,126)	(11,963)
Asset retirement obligation		(108,522)	94,913	26,273	28,251
Reserve for self-insurance		5,426	5,266	5,324	5,725
Revenue recognition		—	—	(488)	(525)
Classification differences in the consolidated statements of income		(163,168)	(230,521)	(185,973)	(199,971)

Operating income under U.S. GAAP	(Won)	4,859,582	4,380,394	3,727,121	$4,007,657

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2005 and 2006 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2005		2006	2006
Utility plant, net under Korean GAAP	(Won)	64,006,054	65,266,929	$70,179,494
Asset revaluation		(7,486,100)	(7,096,916)	(7,631,092)
Capitalized asset retirement cost		(646,148)	(951,998)	(1,023,654)
Special depreciation		13,495	8,104	8,714
Capitalized foreign currency translation		(1,546,068)	(1,334,267)	(1,434,696)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		128,135	117,010	125,817

Utility plant, net under U.S. GAAP	(Won)	54,469,368	56,008,862	$60,224,583

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2005 and 2006 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2005		2006	2006
Total assets under Korean GAAP	(Won)	74,736,682	77,435,486	$83,263,963
Adjustments:
Account Receivables		—	943,330	1,014,333
Utility Plant		(9,536,686)	(8,958,067)	(9,954,910)
Intangible assets		(300,000)	(300,000)	—
Investment securities:
Asset revaluation		(82,106)	(62,133)	(66,810)
Deferred income taxes		2,045,883	1,649,469	1,773,623

Total assets under U.S. GAAP	(Won)	66,863,773	70,708,085	$76,030,199

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2006, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2005		2006	2006
Deferred tax assets:
Asset revaluation	(Won)	1,854,340	1,742,010	$1,873,129
Convertible bond		—	18,392	19,776
Regulated operation		184,864	200,531	215,625
Capitalized foreign currency translation		425,169	366,923	394,541
Decommissioning costs		1,900,079	2,083,294	2,240,101
Others		—	158,064	169,961

Total deferred tax assets		4,364,452	4,569,214	4,913,133

Deferred tax liabilities:
Special depreciation		(3,711)	(2,229)	(2,397)
Convertible bonds		(3,666)	—	—
Asset retirement obligation, net		(348,756)	(355,981)	(382,775)
Investment in social overhead capital		(216,215)	(184,789)	(198,698)
Reserve for self insurance		(27,120)	(28,584)	(30,735)
Investment in subsidiaries and affiliates		(2,335,285)	(2,406,042)	(2,587,142)
Revenue Recognition		—	(259,416)	(278,942)
Others		(26,940)	—	—

Total deferred tax liabilities		(2,961,693)	(3,237,041)	(3,480,689)

Net deferred tax asset under U.S. GAAP	(Won)	1,402,759	1,332,173	$1,432,444

Deferred tax liabilities under Korean GAAP		643,124	317,296	341,178

Total U.S. GAAP adjustments related to deferred income taxes	(Won)	2,045,883	1,649,469	$1,773,622

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2005 and 2006

Basic earning per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for the year ended December 31, 2004, 2005 and 2006 under U.S. GAAP are as follows:

	Korean Won (In millions, except per share data)				Translation into U.S. dollars (Note 2) (In thousands, except per share data)
	2004		2005	2006	2006
Net income under U.S. GAAP (a)	(Won)	3,534,544	2,969,975	2,645,189	$2,844,289

Effect of dilutive Securities		3,204	1,490	2,207	2,373

Adjusted net income (b)	(Won)	3,537,748	2,971,465	2,647,396	2,846,662

Weighted-average shares (c)		629,868,023	635,289,794	638,002,913	686,024,638
Effect dilutive securities		9,999,847	4,432,737	19,283,301	20,734,732

Adjusted weighted average shares (d)		639,867,870	639,722,531	657,286,214	706,759,370

Basic earnings per share under U.S. GAAP (a)/(c)	(Won)	5,612	4,675	4,146	$4.46

Diluted earnings per share under U.S. GAAP (b)/(d)	(Won)	5,529	4,645	4,028	$4.33

Basic earnings per ADS under U.S. GAAP	(Won)	2,806	2,338	2,073	$2.23

Diluted earnings per ADS under U.S. GAAP	(Won)	2,765	2,323	2,014	$2.17