Form 20-F
period 2007-12-31
KOREA ELECTRIC POWER CORP
filed 2008-06-30
CIK 887225

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

411 YOUNGDONG-DAERO, GANGNAM-GU, SEOUL 135-791, KOREA

(Address of principal executive offices)

Seung Bum Kim, +822 3456 4264, sbkim@kepco.co.kr, +822 556 3694

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☑                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐            Other  ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

CERTAIN DEFINED TERMS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this report, are references to The Republic of Korea. All references to the “Government” in this report are references to the government of the Republic. All references to “we,” “us,” the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “Korean GAAP” in this report are references to the accounting guidelines under the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea, and all references to “U.S. GAAP” in this report are references to accounting principles generally accepted in the United States.

FORWARD-LOOKING STATEMENTS

This report includes future expectations, projections or “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). The words “believe,” “expect,” “anticipate,” “estimate” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this report are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data of us. The selected consolidated financial data in the table have been derived from our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2007. The consolidated financial statements as of and for the year ended December 31, 2003 and 2007 have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu. Deloitte Anjin LLC is a Korean independent registered public accounting firm, our current independent registered public accounting firm. The consolidated financial statements as of and for the years ended December 31, 2004, 2005, and 2006 have been audited by KPMG Samjong Accounting Corp., a Korean corporation, which is a member of KPMG International, a Swiss cooperative. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto as of December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007.

Our consolidated financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise Associate Government Agency and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 35 of the notes to our consolidated financial statements.

Consolidated Statement of Earnings Data

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	(Won)	22,775	(Won)	23,956	(Won)	25,445	(Won)	27,409	(Won)	29,137	$31,136
Operating expenses		17,551		19,488		21,523		24,014		26,316	28,121
Operating income		5,224		4,467		3,922		3,395		2,822	3,015
Income before income taxes		4,110		4,700		3,825		3,369		2,393	2,558
Income taxes		1,763		1,795		1,392		1,123		926	990
Net income		2,323		2,883		2,432		2,246		1,467	1,568
Earnings per share
Basic		3,686		4,576		3,790		3,488		2,294	2,451
Diluted		3,677		4,510		3,766		3,389		2,258	2,413
Earnings per ADS
Basic		1,843		2,288		1,895		1,744		1,147	1,226
Diluted		1,839		2,255		1,883		1,695		1,129	1,206
Dividends per share		1,050		1,150		1,150		1,000		750	0.8

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with U.S. GAAP(2):
Operating revenue(3)	(Won)	22,781	(Won)	23,995	(Won)	25,445	(Won)	27,408	(Won)	29,189	$31,191
Operating income		6,373		4,860		4,380		3,727		3,231	3,453
Net income		4,552		3,535		2,970		2,645		1,835	1,961
Earnings per share
Basic		7,221		5,612		4,675		4,146		2,952	3.15
Diluted		7,204		5,529		4,645		4,028		2,946	3.15
Earnings per ADS
Basic		3,611		2,806		2,338		2,073		1,476	1.58
Diluted		3,602		2,765		2,323		2,014		1,473	1.57
Dividend per share		1,050		1,150		1,150		1,000		750	0.80
Other Data:
Ratio of earnings to fixed charges(4):
Korean GAAP		4.1		4.6		4.8		3.8		3.1	3.1
U.S. GAAP(2)		6.0		5.0		5.3		4.2		3.7	3.7

Consolidated Balance Sheet Data

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(1):
Net working capital surplus (deficit)(5)	(Won)	(4,056)	(Won)	(2,291)	(Won)	(130)	(Won)	171	(Won)	(3)	$(3)
Property, plant and equipment, net		51,820		55,809		56,651		56,874		57,739	61,700
Construction in progress		9,551		7,517		7,355		8,393		9,824	10,498
Total assets		71,727		73,654		74,737		79,241		82,929	88,618
Total stockholders’ equity		37,782		40,602		42,338		43,235		44,267	47,304
Common stock		3,204		3,204		3,208		3,208		3,208	3,428
Long-term debt (excluding current portion)		15,814		15,073		15,494		15,428		16,121	17,226
Other long term liabilities		7,992		9,719		9,767		11,924		13,204	14,110
Amounts in Accordance with U.S. GAAP(2):
Total assets		65,380		65,310		66,864		72,513		76,616	81,872
Total liabilities		34,217		31,563		30,892		34,601		37,403	39,969
Total stockholders’ equity		31,163		33,747		35,972		37,912		39,213	41,903

Notes:

(1)	See Item 5 “Operating and Financial Review and Prospects—Operating Results” for discussion of certain changes in Korean GAAP.
(2)	For discussion of significant differences between the application of Korean GAAP and U.S. GAAP, see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 35 of the notes to our consolidated financial statements.
(3)	For discussion of significant differences in revenue recognition under Korean GAAP and U.S. GAAP, see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 35(a) of the notes to our consolidated financial statements.

(4)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.
(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of the Republic, and all references to “U.S. dollars,” “Dollars,” “$,” “U.S.$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to U.S. dollars were made at (Won)935.80 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2007. On June 16, 2008, the Noon Buying Rate was (Won)1,038.5 to US$1.00. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2002	1,186.30	1,250.40	1,332.00	1,160.60
2003	1,192.00	1,192.10	1,262.00	1,146.00
2004	1,035.10	1,139.30	1,195.10	1,035.10
2005	1,010.00	1,023.75	1,059.80	997.00
2006	930.00	954.32	1,002.90	913.70
2007	935.80	928.97	950.20	903.20
2008 (through June 16)	1,038.5	982.96	1,047.00	935.20
January	943.40	942.06	953.20	935.20
February	942.80	943.94	948.20	937.20
March	988.60	981.73	1,021.45	947.10
April	1,005.00	986.86	1,005.00	973.50
May	1028.50	1034.13	1047.00	1004.00
June (through June 16)	1,038.50	1,028.84	1,044.00	1,016.80

Note:

(1)	The average of the Noon Buying Rates over the relevant period.

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

On January 21, 1999, the Ministry of Knowledge Economy, or the MOKE, announced a restructuring plan for the electricity industry in Korea, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea.”

The Government promulgated the Law on Promotion of Restructuring of Electricity Industry and amended the Electricity Business Law on December 23, 2000, which allowed us to implement the Restructuring Plan. Pursuant to the Law on Promotion of Restructuring of Electricity Industry, in April 2001, the Government established the Korea Power Exchange to deal with the sale of electricity and work out regulations governing the electricity industry to allow for electricity distribution through a competitive bidding process, a competitive bidding pool system for the sale and purchase of electricity and the Korean Electricity Commission to regulate the restructured Korean electricity industry and ensure fair competition.

In February 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generation unit into five wholly-owned generation subsidiaries and convert our nuclear and hydroelectric generation unit into a separate wholly-owned generation subsidiary. In March 2001, our shareholders approved the plan to establish the generation subsidiaries and allocate our assets and liabilities to such generation subsidiaries, effective as of April 2, 2001. In September 2003, the Tripartite Commission, which included, among others, representatives from the Government and the leading businesses and labor unions in Korea, established the Joint Study Group on Reforming Electricity Distribution Network to propose a methodology of introducing competition within the industry for the distribution of electricity. In June 2004, based on a report published by this Joint Study Group, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize the distribution subsidiaries, and in lieu thereof, creating independent business divisions within us, namely, the “strategy business units,” as a way of improving operational efficiency and internal competition among the business divisions. This resolution was adopted by the MOKE in June 2004, and we subsequently commissioned a third-party consultant to conduct a study on implementing plans related to the creation of the strategy business units and solicited comments on the study from various parties, including labor unions and the Government. Based on this study and the related comments, on September 25, 2006, we established nine strategy business units with a separate management structure with limited autonomy and separate financial accounting and performance evaluation criteria. The performance of these units is currently under evaluation for two years, and based on such evaluation, we may expand the use of strategic units or otherwise reformulate the structure of our business divisions. We cannot assure you that the strategic business units will successfully achieve their intended goals of improving operational efficiency and internal competition among the business divisions.

In December 2006, the Government announced the third Basic Plan. The third Basic Plan focuses on, among other things, (1) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (2) equilibrating the supply and demand of electricity at the regional-level through region-specific planning for capacity expansion, (3) giving greater weight to environmental issues by proactively addressing some of the concerns identified under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, (4) improving the accuracy of electricity supply forecast by adopting as its basis the effective supply reserve ratio, which takes into account only those generation units that are capable of generating electricity at times of peak demand, rather than the overall supply reserve ratio, which has been traditionally used and takes into account the supply capability of all generation units regardless of whether they are actually capable of generating electricity at times of peak demand, and (5) improving the transparency and the level of specializing in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure you that the third Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users.

Further changes in the law and regulation relating to the electricity industry in Korea and the Government’s plan, including any amendments thereto, for the electricity industry in Korea or its restructuring may have a material adverse effect on our business, growth prospects, financial condition and results of operation.

Failure to successfully implement the revised restructuring plan could have an adverse effect on our business, results of operations and financial condition.

The Restructuring Plan contemplates that we eventually dispose of our interests in our generation subsidiaries (excluding our nuclear and hydroelectric power generation subsidiary). In April 2002, the MOKE released the basic privatization plan for five of our generation subsidiaries, other than our nuclear and hydroelectric power generation subsidiary. In 2002, we commenced the sale of Korea South-East Power Co., Ltd., or KOSEP, one of our non-nuclear generation subsidiaries. According to the original plan, the sale of KOSEP was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base.

KOSEP submitted its application for a preliminary screening review to the Korea Exchange in November 2003, which was approved in December 2003. However, in June 2004, KOSEP requested the Korea Exchange to delay the listing of its stock due to unfavorable stock market conditions at that time. We intend to resume KOSEP’s stock-listing process in due course, after taking into consideration the overall stock market situation and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is currently limited to 30% of total power generation capacity in Korea. We cannot assure you as to the timing or the extent to which our divestiture will occur. In addition, it is possible that Korean law relating to anti-competitive practices in effect at a given time may affect the manner in which we conduct our business through our generation subsidiaries.

Increases in fuel prices will adversely affect our results of operations and profitability.

Fuel costs constituted 35.7% and 39.5% of our operating revenues and operating expenses, respectively, in 2007 Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. For instance, most of the bituminous coal requirements are imported from Indonesia, Australia and China, which accounted for approximately 44.6%, 27.6% and 17.9%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2007. Approximately 76.5% of the bituminous coal requirements of our generation subsidiaries in 2007 were purchased under long-term contracts and the remaining 23.5% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. See Item 4 “Information on the Company—Business Overview—Fuel.”

In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have increased significantly, resulting in higher fuel cost. For example, the average “free on board” Newcastle coal price index rose sharply from in US$65.3 per ton 2007 to US$125.6 per ton in March 2008. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil was US$68.29 per barrel in 2007 compared to

US$61.53 per barrel in 2006 and was US$129.22 per barrel as of June 16, 2008. We expect that fuel prices will remain high throughout 2008 and thereafter. If fuel prices continue to be at their current levels or higher, our generation subsidiaries will be unable to secure their respective bituminous coal supplies at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost.

Because the Government regulates the rates we charge for the electricity we sell (see Item 4 “Information on the Company—Business Overview—Rates”), our ability to pass on such cost increases to our customers is limited. We estimate that the recent spike in fuel prices has had a material adverse effect on our results of operations and profitability in 2008 to date. If the fuel prices continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficient to offset the adverse impact from rising fuel prices, it will significantly narrow our profit margins and our business, financial condition, results of operations and cash flows would seriously suffer.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

In recent years, the Won has considerably appreciated against the U.S. dollar and other foreign currencies. At this time, it is difficult to predict whether and to what extent the Won will continue to appreciate. The appreciation of the Won against the U.S. dollar and other foreign currencies may have an adverse impact on us by negatively impacting Korea’s ability to export its products to other countries, on which the overall production level of the Korean economy significantly depends.

We also cannot assure you that the Won will not significantly depreciate against the U.S. dollar and other foreign currencies. The depreciation of the Won against the U.S. dollar and other foreign currencies in the past had resulted in a material increase in the cost of servicing our foreign currency debt and the cost of fuel materials and equipment purchased from overseas. In contrast, as of December 31, 2007, approximately 27.1% of our long-term debt (including the current portion thereof) was denominated in foreign currencies, principally in the U.S. dollar and Yen. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than the Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of the Won against the U.S. dollar or other foreign currencies will have a material adverse effect on our profitability, our results of operations.

The proliferation of a competing system which enables regional districts to independently source electricity would erode our market position and hurt our business, growth prospects, revenues and profitability.

In July 2004, the government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy (formerly known as the Minister of Commerce, Industry and Energy) in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of April 30, 2008, three districts were using this system and 25 other districts were preparing to launch it. In comparison, as of December 31, 2006, one district was using this system and 20 other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in the 28 districts amounted to approximately 2.3% of the generation capacity of our generation subsidiaries as of April 30, 2008. However, if the system is widely adopted, it will erode our market position in the generation and distribution of electricity in

Korea, which has been virtually monopolistic until recently. Unless we become more operationally efficient and keep the loss of our market share to a minimum, this system may have a material adverse effect on our business, growth, revenues and profitability.

Labor unrest may adversely affect our operations.

As of December 31, 2007, approximately 66.4% of the employees of our non-nuclear generation subsidiaries were members of the Korean Power Plant Industry Union, and approximately 62.5% of the employees of KHNP, our nuclear generation subsidiary were members of the Korean Hydro & Nuclear Power Labor Union. The Restructuring Plan and the privatization plan for our non-nuclear generation subsidiaries generated labor unrest in 2002. Labor unions to which our employees and the employees of our generation subsidiaries belong have opposed the Restructuring Plan from its inception. In particular, the prospect of privatizing some of our core assets has raised concerns among some of our employees. On February 25, 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries began a six-week strike to protest the Government’s plans to privatize the five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions, the second largest confederation of labor unions in Korea with over 850,000 members as of December 31, 2007, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, the Korean Confederation of Trade Unions directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. There was no material disruption in the operation of generation subsidiaries as a result of such labor strike.

In June 2005, the Korean government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. On December 14, 2007, the Government approved our headquarter relocation plan, including the scale and the target year of the relocation. According to this plan, prepared in accordance with the special law and the related guidelines, the currently estimated total relocation cost is (Won)417.5 billion, including (Won)397.3 billion as costs of building the new headquarters building as well as (Won)20.2 billion of moving costs for our headquarters and employees. This estimate is subject to further adjustment, including as a result of our request to the Government to amend the plan based on changed circumstances as necessary.

On March 13, 2008, based on Special Act on Construction and Support of Innovation Cities Regarding the Relocation of Public Agencies Outside the Capital and the related guidelines, we submitted a plan to the Government regarding what should be done to the site of the current headquarters in Samsung-dong after its relocation to Naju. The details of such plan, such as whether to dispose the current buildings and land by sale or to permit development or reuse by us, will be finalized after the relocation to Naju is made. Under this law, the Government may require us to amend such plan, including the time of disposal.

While we intend to comply with the relocation plan, there can be no assurance that the labor unions that our employees and the employees of our subsidiaries belong to will not oppose the relocation. We cannot assure you that a large-scale strike will not occur again in the future, including, among others, as a result of the Government’s policy to move our headquarters out of the Seoul metropolitan area, or that any such labor unrest will be satisfactorily resolved. A large-scale strike may adversely affect our results of operations, including by severely disrupting the power supply as well as substantially hindering the implementation of our strategies and management policies.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through Korea Hydro & Nuclear Power Co., Ltd., or KHNP, our wholly-owned nuclear subsidiary, we currently operate 20 nuclear-fuel generation units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable cost structure, which is also least costly among the fuel types that comprise the base load and is the largest source of Korea’s electricity supply, accounting for 35.5% of electricity generated in Korea in 2007. Due to significantly lower fuel costs compared to conventional power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for check-up and overhaul lasting 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns of its safety. After the overhaul, this nuclear power plant resumed its operations in April 2004. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generation units may have an adverse effect on us.

In 2007, our nuclear generation units accounted for 35.5% of the electricity generated in Korea. In recent years, we have encountered increasing social and political opposition to the construction and operation of nuclear generation units. Although the Government and we have undertaken various community programs to address concerns of residents of areas near our nuclear units, community opposition to the construction and operation of nuclear units could result in delayed construction or relocation of planned nuclear units, which could have a material adverse impact on our business and results of operation. See Item 4 “Information on the Company—Business Overview—Power Generation—Korea Hydro & Nuclear Power Co., Ltd.,” “—Business Overview—Community Programs” and “—Business Overview—Insurance.”

The amount and scope of coverage of our insurance are limited.

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent neither insured nor covered by the government indemnity.

In addition, our non-nuclear generation subsidiaries carry insurance covering certain risks, including fire, in respect of their key assets, including buildings and equipment located at their respective power plants, construction-in-progress and imported fuel and procurement in transit, as well as directors’ and officers’ liability insurance. Such insurance and indemnity, however, cover only a portion of the assets that we and our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants. In addition, unlike us, our generation subsidiaries are not permitted to self-insure, and accordingly have not self-insured, against risks of their uninsured assets or business. Accordingly, material adverse financial consequences could result from a serious accident to the extent uninsured.

Because we and our non-nuclear generation subsidiaries do not carry insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4 “Information on the Company—Business Overview—Insurance.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that additional indebtedness will be required through the coming years in order to refinance existing debt and make capital expenditures for construction of generation plants and other facilities. The amount of such additional indebtedness may be substantial. We expect that a portion of our long-term debt will need to be raised through foreign currency borrowings and issuance of securities in international capital markets. The cost of such financing may not be acceptable to us.

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government, is required to own directly, or through Korea Development Bank (a statutory banking institution wholly-owned by the Government), at least 51% of our issued capital stock. As of May 6, 2008, the Government, directly or through Korea Development Bank, owned 51.07% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future (other than sales of treasury stock).

Risks Relating to Korea and the Global Economy

Adverse developments in Korea may adversely affect us.

Our financial condition and results of operations are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 to 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent, despite mixed signs of recovery and uncertainty at times. However, future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks, developments in the Middle East, higher oil prices, the general weakness of the global economy, including the weakness in the global financial markets engendered in part by the subprime mortgage crisis in the United States, and the outbreak of endemics such as SARS or the H5N1 avian flu in Asia and other parts of the world have increased and continue to increase the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy. Any future deterioration of the Korean economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial and other problems related to chaebols (Korean conglomerates) or their suppliers and their potential adverse impact on the Korean economy;

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

•

the continued emergence of China, to the extent related benefits (such as increased exports to China) are outweighed by related costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

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

Relations between Korea and North Korea have been tense over Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and the relationship between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant, evicted inspectors from the United Nations International Atomic Energy Agency and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In July 2003 and February 2004, Korea, North Korea, the United States, China, Japan and Russia held the first two rounds of multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. In June 2004, a third round of talks was held, resulting in an agreement to hold further talks in September 2004. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of the six-party disarmament talks. In July 2005, North Korea returned to the six-party talks and held bilateral talks with the United States to discuss the issue of nuclear weapons. In a joint statement in September 2005, North Korea agreed to abandon all nuclear weapons and programs and rejoin the Nuclear Non-Proliferation Treaty. In return, the other five nations participating in the talks, Korea, China, Japan, Russia and the United States, expressed a willingness to provide North Korea with energy assistance and other economic support. However, on September 20, 2005, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the Untied States rejected. Representatives of the six nations reconvened in Beijing in November 2005 for the first phase of the fifth round of six-party talks, which ended without further progress being made with respect to the implementation of the joint statement.

In July 2006, North Korea conducted several missile tests, which increased tensions in the region and raised strong objections from Japan and the United States. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. On October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from Korea, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction and providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through the inspection of cargo to or from North Korea. In February 2007, the six parties entered a new accord whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung Bak, who became the President of the Republic in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program.

In October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops then stationed in Korea by the end of 2008 in three phases. Under these plans, the United States withdrew 5,000 troops from Korea by the end of 2004 and is expected to withdraw another 5,000 troops by the end of 2006 and another 2,500 troops by the end of 2008. According to the U.S. Department of Defense, there were 28,000 U.S. soldiers stationed in Korea as of February 23, 2007, and the number is expected to decrease to 25,000 by the end of 2008. These can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions resulting for example from a break-down in contacts or an outbreak in military hostilities could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary shares.

Unemployment and labor unrest in Korea may adversely affect us.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from Korea National Statistical Office, the unemployment rate changed from 3.3% as of December 31, 2002, to 3.6% as of December 31, 2003, 3.7% as of December 31, 2004, 3.7% as of December 31, 2005, 3.5% as of December 31, 2006 and 3.1% as of December 31, 2007. An increase in unemployment or labor unrest in Korea could adversely affect our operations and the financial conditions of Korean companies in general, depressing the price of securities on the Stock Market Division of the Korea Exchange and the value of the Won relative to other currencies. These developments would likely have an adverse effect on the price of our common stock and our American depositary shares.

Financial instability in Korea and other countries, particularly emerging market countries, may adversely affect us.

The Korean market and economy are influenced by economic and market conditions in other countries, including emerging market countries. Past financial turmoil in Asia and elsewhere in the world has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country, such as Argentina or Brazil, could have adverse effects on the price of securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets, including as a result of the weakness in the global financial markets engendered in part by the subprime mortgage crisis in the United States, may cause increased volatility in the Korean financial markets. We cannot assure you that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have a material adverse effect on our business.

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

•

the establishment of regulatory asset and liability to offset the impact of foreign exchange translation losses and gains on our income statement, deferred income taxes and reserves for self-insurance; and

•	treatment of liabilities for decommissioning costs.

See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 35 of the notes to our consolidated financial statements.

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

General Information

We were established by the Government on December 31, 1981 as the successor to Korea Electric Company and, until 1989, were wholly owned by the Government. Our registered office is located at 411 Youngdong-daero, Gangnam-Gu, Seoul, Korea, and our telephone number is 82-2-3456-4264. Our website address is www.kepco.co.kr.

In 1989, the Government sold 21% of our common stock as part of a planned partial privatization. Such partial privatization was one of several sales undertaken by the Government with respect to shares of Government-owned companies. In 1994, the Government sold 1.2% of our outstanding shares in a global offering. In 1995, the Government sold 1.1% of our shares in another global offering. From November 1997 to February 1998, the Government contributed our shares as a capital injection into Korea Development Bank, The Export-Import Bank of Korea, Korea First Bank and Seoul Bank to support the financial conditions of those financial institutions. In March 1999, the Government sold 5% of our shares in a global offering. As a result, as of December 31, 2000, the Government owned, directly or indirectly, 54% of our issued common stock (including treasury stock). On June 20, 2001, the Government transferred 127,086,334 shares of our common stock, which represented 19.85% of our outstanding capital held by it, to Korea Development Bank, and on April 30, 2004, the Government transferred 34,511,869 shares of our common stock, which represented 5.39% of our outstanding capital, to Korea Development Bank, in each case to strengthen the capital base of Korea Development Bank, which is wholly-owned by the Government. On December 30, 2004, the Government sold 19,592,000 shares (or 3.06% of total outstanding shares) of our common stock to Korea Development Bank through the over-the-counter market at (Won)27,100 per share. As a result, the Government’s direct ownership in us decreased to 23.97% from 27.03%, and Korea Development Bank’s direct ownership increased to 29.99% from 26.93%. As a result of such transfer, the Government and Korea Development Bank owned 23.97% and 29.99%, respectively, of the outstanding shares of our common stock as of the end of April 2004. In December 2005, the Ministry of Defense of Korea made an in-kind contribution of certain electric distribution facilities, which had previously been managed by the Ministry of Defense, in return for 819,139 newly issued shares of our common stock, which were issued in December 2005. Following such issuance, the Government directly owned 24.07% and, through Korea Development Bank, an additional 29.95% of the outstanding shares of our common stock. On November 21, 2006, we purchased 18,900,000 of common shares, or 2.95% of our total outstanding common stock held by the Government as treasury shares. Currently, the Government and Korea Development Bank own 21.12% and 29.95% of our common shares, respectively. See the table setting forth certain information relating to certain owners of our capital stock as of December 31, 2007 in Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders.”

Under relevant laws, the Government is required to own, directly or through Korea Development Bank, at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Knowledge Economy, or the MOKE, (formerly known as the Ministry of Commerce, Industry and Energy, or the MOCIE) based on the Government’s ownership of our common stock and a proxy received from Korea Development Bank in consultation with the Ministry of Strategy and Finance, or the MOSF (formerly known as the Ministry of Finance and Economy, or the MOFE).

We operate under the general supervision of the MOKE. The MOKE, in consultation with the MOSF, is responsible for approving the electric power rates we charge after review by the Korean Electricity Commission. See Item 4 “Information on the Company—Business Overview—Rates.” We furnish reports to officials of the MOKE, the MOSF and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4 “Information on the Company—Business Overview—Regulation.”

Pursuant to our articles of incorporation, our directors are classified into two categories: standing directors and non-standing directors. There currently may not be more than seven standing directors, including our president, or more than eight non-standing directors. The number of standing directors, including our president, may not exceed the number of non-standing directors. A senior non-standing director appointed by the Minister of the Ministry of Strategy and Finance becomes our chairman of the board, following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the MOKE from a pool of candidates recommended by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. The non-standing directors must be appointed by the Minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors. Our president serves as our chief executive officer and represents us, administers our day-to-day business in all matters and bears the responsibility for management performance. The term of our president is three years, while that of the directors is two years. According to the Public Agencies Management Act, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Public Agencies Management Act or upon an event as specified in our articles of incorporation.

In June 2005, we amended our articles of incorporation, among others, to establish a Board of Auditors in compliance with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Securities Exchange Act of 1934. Until the resignation of the standing auditor on April 30, 2008, our board of auditors consisted of one standing auditor and two non-standing auditors, and since April 30, 2008, two non-standing directors. The standing auditor must be appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee, following a resolution at the general meeting of our shareholders. The non-standing auditors must be appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors that we currently have. However, if the term of the board of auditors has not expired at the time of such designation, a market-oriented public enterprise is required to establish an audit committee at the end of such term.

In September 2007, we amended our articles of incorporation to establish an audit committee meeting the requirements under the Sarbanes-Oxley Act and expect to establish an audit committee on or around July 5, 2008, when the term of our remaining auditors expires. See Item 6 “Directors, Senior Management and Employees—Directors and Senior Management—Board of Auditors.”

We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us. As an entity formed to serve public policy goals of the Government, we seek to maintain an overall level of profitability which allows us to strengthen our equity base in order to support the growth in our business.

Our electricity rates are established pursuant to procedures that take into account, among other things, our needs to recover the costs of operations, make capital investments and provide a fair return to our security holders.

See Item 4 “Information on the Company—Business Overview—Rates.”

Recent Developments

Tariff Increase

On December 26, 2007, as part of a plan to improve the electricity tariff structure, the Ministry of Knowledge Economy, or MOKE, announced its plan to adjust our electricity rate tariff by increasing the average industrial rates and average night power usage rates by 1.0% and 17.5%, respectively, while reducing the average commercial rates by 3.2%. As a result of such adjustments which had the effect of balancing out the increase with the decrease, our overall average rate is not expected to change. The adjusted tariff took effect as of January 1, 2008.

The tariffs we charge for electricity vary depending on the categories of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The rates for night power usage are charged to consumers using the night power usage system available to customers with electric appliances or equipments that use energy stored during the night before (from 11:00 p.m. to 9:00 a.m. of the following morning). Such system was introduced primarily for the purpose of managing electricity demand by encouraging customers to use more power during off-peak hours of the day with less demand. The night power usage rates had been largely classified as residential rates. In 2006, revenues from night power usage accounted for approximately 2% of our total electricity revenues. See Item 4. “Information on the Company—Business Overview—Sales and Customers—Rates.”

Sale of Treasury Stock

On September 27, 2007, the investment trust management agreement among Prudential Asset Management Co. Ltd., Hana Daetoo Securities Co., Ltd., Korea Investment & Securities Co., Ltd., collectively as investment managers, was terminated upon expiration of its term under the contract. Under this agreement, the aforementioned investment managers managed the assets contributed by us into a special purpose vehicle, established in December 1992 for the purpose of market stabilization of the Korea Stock Exchange, into which we and certain other companies in Korea made an investment by way of in-kind contribution of our and their respective treasury stock. Following the termination of the investment trust management agreement, our treasury stock contributed into such vehicle was sold in the market, and we received the net proceeds thereof in the amount of (Won)84 billion. The aggregate amount of our assets at the time of initial contribution under the investment trust management agreement was (Won)50 billion. See Item 4 “Information on the Company—Proposed Sale by Us of Certain Power Plants and Equity Interests.”

BUSINESS OVERVIEW

Introduction

We are an integrated electric utility company which is engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six consolidated generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2007, we and our generation subsidiaries owned approximately 88.3% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2007, we sold 369 billion kilowatt-hours of electricity. Of the 386 billion kilowatt-hours of electricity we purchased in 2007, 37.9% was generated by Korea Hydro & Nuclear Power Co., Ltd., our wholly-owned nuclear and hydroelectric power generation subsidiary. We also wholly own our five non-nuclear generation subsidiaries, Korea South-East Power Co., Ltd, or KOSEP, Korea Midland Power Co., Ltd., or KOMIPO, Korea Western Power Co., Ltd., or KOWEPO, Korea Southern Power Co., Ltd., or KOSPO, and Korea East-West Power Co., Ltd., or EWP.

For the year ended December 31, 2007, we had consolidated operating revenues of (Won)29,137 billion (US$31,136 million) and consolidated net income of (Won)1,467 billion (US$1,568 million) and for the year ended December 31, 2006, we had consolidated operating revenues of (Won)27,409 billion and consolidated net income of (Won)2,246 billion. Our operating revenues increased primarily as a result of a 5.7% increase in kilowatt hours of electricity sold in 2007. The increase in electricity sold was primarily attributable to a 6.5% increase in kilowatt hours of electricity sold to the industrial sector, a 5.7% increase in kilowatt hours of electricity sold to the commercial sector and a 3.3% increase in kilowatt hours of electricity sold to the residential sector. See Item 5 “Operating and Financial Review and Prospects—Operating Results.

Demand for electricity in Korea grew at a compounded average rate of 5.8% per annum for the five years ended December 31, 2007 compared to real gross domestic product, GDP, compounded growth rates of approximately 4.3% for the same period according to The Bank of Korea. The GDP growth rate was 5.0% for 2007 as compared to 5.0% in 2006. Demand for electricity in Korea increased by 5.7% from 2006 to 2007.

Historically, we have made substantial expenditures for the construction of generation plants and other facilities to meet increased demand for electric power. Subject to the Restructuring Plan as discussed in “—Restructuring of the Electricity Industry in Korea” below, we and our generation subsidiaries plan to continue to make substantial expenditures to expand and enhance our generation, transmission and distribution system in the future. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements.”

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government had acquired all of the outstanding shares of Korea Electric Company, Korea Electric Company dissolved, and we were incorporated in 1981, assuming the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of June 16, 2008, the Government owned 51.07% (including indirect holdings by Korea Development Bank, which is wholly-owned by the Government) of the outstanding shares of our common stock.

Prior to the corporate reorganization effected on April 2, 2001, which created six generation subsidiaries wholly-owned by us, we were the principal electricity generation company in Korea. We continue to be the principal electricity transmission and distribution company in Korea, subject to the implementation of the Restructuring Plan.

Restructuring of the Electricity Industry in Korea

On January 21, 1999, the MOKE published the Restructuring Plan. The overall objectives of the Restructuring Plan are to:

•	introduce competition and thereby increase efficiency in the Korean electricity industry,

•	ensure a long-term, inexpensive and stable electricity supply, and

•	promote consumer convenience through the expansion of consumer choice.

The KEPCO Act requires that the Government own at least 51% of our capital stock. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Knowledge and Economy in consultation with the Ministry of Strategy and Finance. The Government currently has no plan to cease to own, directly or indirectly, at least 51% of our outstanding common stock.

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

Following the implementation of Phase I, we retained, until the adoption of the Community Energy System in July 2004 as further discussed in “—Transmission and Distribution” below, our monopoly position with respect to the transmission and distribution of electricity in Korea.

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

Pursuant to the Electricity Business Law amended on December 23, 2000, the Government established the Korea Power Exchange on April 2, 2001 to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission on April 27, 2001 to regulate the restructured Korean electricity industry and to ensure fair competition. As part of this process, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Knowledge and Economy.

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

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the MOKE released the basic privatization plan for five of our generation subsidiaries other than our nuclear and hydroelectric power generation subsidiary. Pursuant to this plan, we commenced the process for selling Korea South-East Power Co., Ltd., or KOSEP, in 2002. According to the original plan, this process was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base. In November 2003, KOSEP submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEP made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time. We intend to resume the stock listing process for KOSEP in due course, after taking into consideration the overall stock market conditions and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is limited to 30% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of sales, with a view to encourage competition and assure adequate electricity supply and debt service capability.

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In September 2003, the Tripartite Commission, which included, among others, representatives from the Government and the leading businesses and labor unions in Korea, established the Joint Study Group on Reforming Electricity Distribution Network to propose a methodology of introducing competition within the industry for distribution of electricity. In June 2004, based on a report published by this Joint Study Group, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize the distribution subsidiaries, and in lieu thereof, creating independent business divisions within us, namely, the “strategy business units,” as way of improving operational efficiency and internal competition among the district divisions. This resolution was adopted by the MOKE in June 2004, and we subsequently commissioned a third party consultant to conduct a study on implementing plans related to the creation of the strategy business units and solicited comments on the study from various parties, including labor unions and the Government. Based on this study and the related comments, on September 25, 2006, we established nine strategy business units having a separate management structure with limited autonomy and separate financial accounting and performance evaluation criteria. The performance of these units is currently under evaluation for two years, and based on whether the strategic business units successfully achieve their intended goals of improving operational efficiency and internal competition, we may expand the use of strategic business units.

Power Purchase

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act, which is responsible for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 96 as of December 31, 2007. We distribute electricity purchased through the Korea Power Exchange to the end users.

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

The base load marginal price, which had been in effect until December 31, 2006, was abolished and new price caps with respect to the base load units as discussed above were introduced at a level substantially higher than the pre-existing base load marginal price. Following the abolition of the base load marginal price, a single capacity price for base load and non-base load electricity was introduced at (Won)7.61/kWh in order to avoid potentially excessive losses for KEPCO in its purchase of base load electricity. The base load marginal price in 2006 was (Won)18.95/kWh compared to the new price caps of (Won)32.20/kWh for nuclear fuels and (Won)32.68/kWh for coals. The base load capacity price and the non-base load capacity price were (Won)20.49/kWh and (Won)7.17/kWh, respectively, in 2006. However, in order to prevent a generation company from reaping excessive profit as well as to maintain a balance in the respective profit margins of the generation companies and that of us who purchase electricity from them, price caps, known as “regulated market prices,” have been adopted as of January 1, 2007, with respect to the base load pricing. As of April 30, 2008, the price cap for electricity from nuclear fuels was (Won)29.53/kWh and that for electricity from coal was (Won)34.05/kWh. However, the regulated market prices, which acted effectively as price caps on coal-fueled and nuclear power sold to us, deteriorated the profitability of our generation subsidiaries that primarily rely on coal sources for electricity generation, due to the significant increase in the price of coal last year and their inability to pass the increased costs to us.

Therefore, as of May 1, 2008, the regulated market prices system was abolished, and a new power pool market system was introduced in its stead. The new system provides for adaptable price caps under the concepts of a “system marginal price” and an “adjusted coefficient” of the system marginal price. Under this new system, the price of electricity that our generation subsidiaries sell to us is determined using the following formula:

Variable cost + [System marginal price – Variable cost] * Adjusted coefficient

The system marginal price is determined as the variable cost of generating electricity at the most expensive generation unit, from which electricity is dispatched during the trading period. The system marginal price is determined every hour by merit order. Merit order is a power dispatch order system determined and used by the KPX. The KPX determines the allocation of power supplied by generation companies. This determination is primarily dependent on variable costs and other various factors, including the proximity of a generation company to the geographical area to which power is being supplied, network and fuel constraints and the amount of power loss during transmission and distribution.

The adjusted coefficient is determined by the Cost Evaluation Committee in principle on an annual basis, although in cases of significant volatility in terms of external factors such as fuel costs and electricity tariff rates, the adjusted coefficient can be adjusted on a quarterly basis.

In addition to the variable cost of generating electricity, our generation subsidiaries also receive payment in the form of capacity price, the purpose of which is to compensate them for the costs of constructing generation facilities and to provide incentives for new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading. Currently, the capacity price is (Won)7.79/kWh, which has applied equally to base-load and non-base load generation units since January 1, 2008. Effective as of January 1, 2007, a regionally differentiated capacity price system was introduced by setting a standard capacity reserve ratio in the range between 12% and 20% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve ratio is the ratio of peak demand to the total available capacity. Under the amended system, generation units in a region that do not meet the standard capacity reserve ratio (which indicates that in such region available capacity is not sufficient to meet demand for electricity) will receive increased capacity price. On the other hand, generation units in a region that exceeds the standard capacity reserve ratio (which indicates that in such region available capacity exceeds demand for electricity) will receive reduced capacity price.

In connection with the plan to form and privatize the distribution subsidiaries that has been suspended (see “—Restructuring of the Electricity Industry in Korea—Suspension of the Plan to Form and Privatize Distribution Subsidiaries”), there was a discussion of replacing the current cost-based pool system with a more market-oriented system known as a two-way bidding pool system based on bidding by a pool of generating companies on the supply side and a pool of retail distributors (rather than us as the distributor of substantially all of electricity in Korea) on the demand side. However, we believe that due to the indefinite suspension of the restructuring plan, the two-way bidding pool system will not be adopted in the near future absent any unexpected change in government policy.

Power Trading Results

	For the Year Ended December 31, 2007
	Items	Volume (Gigawatt hours)	Percentage of Total Volume	Sales to KEPCO (in billions of Won)	Percentage of Total Sales	Unit Price (Won/kWh)
Generation Companies	KHNP	137,914	36.8%	5,509	26.0%	39.94
	KOMIPO	42,842	11.4	2,143	10.1	50.02
	KOSEP	39,899	10.6	2,799	13.2	70.14
	KOWEPO	46,987	12.5	3,096	14.6	65.98
	KOSPO	50,346	13.5	3,728	17.6	74.06
	EWP	45,744	12.2	2,866	13.5	62.66
	Others(1)	10,834	2.9	1,064	5.0	98.24

	Total	374,566	100.0%	21,205	100.0%	56.61

Energy Sources	Nuclear	136,599	36.5	5,386	25.4	39.43
	Bituminous coal	143,629	38.3	5,879	27.7	40.93
	Anthracite coal	5,501	1.5	360	1.7	65.37
	Oil	16,493	4.4	1,930	9.1	117.04
	LNG	3,710	1.0	476	2.2	128.32
	Combined cycle	62,359	16.6	6,485	30.6	104.00
	Hydro	3,591	1.0	336	1.6	93.60
	Pumped storage	1,398	0.4	243	1.1	173.76
	Others	1,286	0.3	110	0.5	85.77

	Total	374,566	100.0%	21,205	100.0%	56.61

Load	Base load	284,624	76.0	11,531	54.4	40.51
	Non-base load	89,942	24.0	9,674	45.6	107.56

	Total	374,566	100.0%	21,205	100.0%	56.61

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading.

Power Purchased from Independent Power Producers with Power Purchasing Agreements

In 2007, we purchased an aggregate of 11,803 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements, outside of the cost-based pool system of power trading. These independent power producers had an aggregate capacity of 3,746 megawatts as of December 31, 2007.

Power Generation

The electricity generating systems of our generation subsidiaries as of December 31, 2007 consisted of a total of 414 generation units, including nuclear, thermal, hydro and internal combustion units, which had an aggregate installed generating capacity of 60,269 megawatts as of December 31, 2007. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined cycle units. Combined cycle units consist of either LNG-fired combined cycle units or oil-fired combined cycle units. In addition to the generating facilities that our generation subsidiaries own, we purchase power from several generating plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2007 the number of units, installed capacity and the average capacity factor for each type of generating facility that our generation subsidiaries own.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	90.3
Thermal:
Coal	44	20,465	89.3
Oil	19	4,489	39.8
LNG	6	1,538	15.1

Total thermal	69	26,492	76.1
Internal combustion	164	303	35.7
Combined cycle	90	11,288	61.1
Hydro	53	4,440	7.1
Wind	11	24	25.1
Solar	6	5.7	12.6
Fuel cell	1	0.3	95.4

Total	414	60,269	67.9

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generation units at installed capacity expressed as a percentage.

The useful life of units of each type without substantial renovation is approximately as follows: nuclear and thermal, over 40 and 30 years, respectively; internal combustion, over 25 years; and hydroelectric, over 55 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We attempt to achieve efficient use of generating resources and diversification of generating capacity by fuel type. We have in the past relied principally upon oil-fired thermal generation units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generation units. While nuclear units are more expensive to construct than non-nuclear units of comparable capacity, nuclear fuel is less expensive than fossil fuels in terms of electricity per cost output. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electric energy, we seek to maintain nuclear power production capacity at approximately the level at which demand for electricity is continuously stable. For production during those times when actual demand exceeds the level of continuous demand, we rely on units fired by fossil fuel and hydroelectric units, which can be started and shut down more efficiently than nuclear units. Bituminous coal is currently the cheapest thermal fuel per kilowatt-hour of electricity produced, and therefore we have sought to maximize the use of bituminous coal for generation needs in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid start-up and shutdown, and therefore we have used such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per cost.

Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to continue to add additional thermal and internal combustion units. Such units may be completed more quickly than new nuclear units.

The table below sets forth for each of the five years ended December 31, 2007 the amount of electricity generated by facilities linked to our grid system and the amount of power used or lost in connection with transmission and distribution.

	2003	2004	2005	2006	2007	% of 2007 Gross Generation(1)
	(million kilowatt hours and percent)
Electricity generated by generation subsidiaries:
Nuclear	129,671	130,715	146,779	148,749	142,937	35.5
Thermal:
Coal	121,931	128,547	134,892	140,346	155,684	38.6
Oil	16,664	16,084	15,529	14,307	15,703	3.9
LNG	1,674	733	786	1,258	2,028	0.5

Total thermal	140,269	145,364	151,207	155,911	173,415	43.0
Internal combustion	370	407	575	677	579	0.1
Combined cycle	33,075	47,652	48,311	54,174	60,465	15.0

Hydro	3,479	3,042	2,867	2,914	2,779	0.7

Wind	—	11	19	21	21	0.0

Solar and fuel cells	—	—	—	1	5	0.0
Total generation	306,866	327,191	349,758	362,447	380,201	94.3
Electricity purchased from others:
Thermal	12,178	12,137	12,559	16,429	20,660	5.1
Hydro	3,408	2,820	2,322	2,305	2,263	0.6

Total purchased	15,586	14,957	14,881	18,734	22,923	5.7
Gross generation	322,452	342,148	364,639	381,181	403,124	100.0
Auxiliary use(2)	14,226	15,268	16,452	15,812	16,613	4.1
Pumping storage(3)	2,581	1,994	1,980	2,315	1,817	0.5

Total net generation(4)	305,645	324,886	346,207	363,054	384,694	95.4

Transmission and distribution losses	13,539	14,490	15,615	14,587	15,345	4.0

Notes:

(1)	Unless otherwise indicated, the percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumping storage represents electricity consumed during low demand periods in order to store water which will be utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation subtracted by auxiliary use and pumping storage.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of each period (including units generating electricity primarily for sale to us) and peak and average load in each of the five years ended December 31, 2007.

	2003	2004	2005	2006	2007
	(Megawatts)
Total capacity	56,053	59,961	62,258	65,514	68,268
Peak load	47,385	51,264	54,631	58,994	62,285
Average load	36,810	39,058	41,625	43,514	46,019

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operations. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to Korea Hydro & Nuclear Power Co., Ltd, or KHNP.

Currently, KHNP owns and operates 20 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin as well as 27 hydroelectric generation units and 1 solar generation unit.

The table below sets forth as of and for the year ended December 31, 2007 the number of units, installed capacity and the average capacity factor for the three types of generating facilities.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	90.3
Hydroelectric	27	535	28.5
Solar	1	1	20.0

Total	48	18,252

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generation units at installed capacity expressed as a percentage.

We are currently building six additional nuclear generation units, four with a 1,000-megawatt capacity and two with a 1,400 megawatt capacity at the Shin Kori and Shin Wolsong sites, respectively. We expect to complete these units between 2010 and 2014. In addition, we plan to build two additional nuclear units, each with a 1,400 megawatt capacity, at the Shin Ulchin site.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units KHNP owned as of December 31, 2007.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of operations	Installed Capacity
					(megawatts)
Kori-1	PWR	W	GEC	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC	1985	950
Kori-4	PWR	W	GEC	1986	950
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W	1986	950
Yonggwang-2	PWR	W	W	1987	950
Yonggwang-3	PWR	H, CE	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE	H, GE	1998	1,000
Ulchin-4	PWR	H, CE	H, GE	1999	1,000
Ulchin-5	PWR	D, CE	D, GE	2004	1,000
Ulchin-6	PWR	D, CE	D, GE	2005	1,000

Total nuclear					17,716

Notes:

(1)	PWR means pressurized light water reactor; PHWR means pressurized heavy water reactor.
(2)	W means Westinghouse Electric Company (U.S.A.); AECL means Atomic Energy Canada Limited (Canada); F means Framatome (France); H means Hanjung; CE means Combustion Engineering (U.S.A.); D means Doosan Heavy Industries.
(3)	GEC means General Electric Company (UK); P means Parsons (Canada and UK); W means Westinghouse Electric Company (U.S.A.); A means Alsthom (France); H means Hanjung; GE means General Electric (U.S.A.); D means Doosan Heavy Industries.

The table below sets forth certain information for 2007 with respect to each nuclear generation unit KHNP owned. In 2007, the fuel cost was (Won)5.85 per kilowatt hour.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	92.2%	(Won)	5.8
Kori-2	89.7		6.4
Kori-3	96.4		5.2
Kori-4	88.0		5.6
Wolsong-1	89.8		8.9
Wolsong-2	90.9		8.0
Wolsong-3	94.3		8.1
Wolsong-4	93.2		8.3
Yonggwang-1	77.6		5.4
Yonggwang-2	85.0		5.6
Yonggwang-3	89.5		5.6
Yonggwang-4	88.1		5.8
Yonggwang-5	99.5		4.9
Yonggwang-6	90.6		5.6
Ulchin-1	88.1		5.0
Ulchin-2	90.0		5.2
Ulchin-3	90.8		5.2
Ulchin-4	91.2		5.0
Ulchin-5	92.2		5.2
Ulchin-6	91.0		5.4

Total nuclear	90.3%	(Won)	5.9

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

KHNP’s nuclear units experienced an average of 0.6 unplanned shutdowns per unit in 2007. In the ordinary course of operation, KHNP’s nuclear units routinely experienced damage and wear and tear and were repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operations in 1978. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.”

Hydroelectric

The table below sets forth as of and for the year ended December 31, 2007 certain information regarding each hydroelectric plant.

Name (Number of Plants)	Classification	Year Built	Installed Capacity	Average Capacity Factor for the twelve months ended December 31, 2007
			(Megawatts)	(Percent)
Hwacheon(4)	Dam waterway	1944	108.00	20.0%
Chuncheon(2)	Dam	1965	57.60	23.1
Euiam(2)	Dam	1967	45.00	37.6
Cheongpyung(3)	Dam	1943	79.60	38.5
Paldang(4)	Dam	1973	120.00	42.4
Seomjingang(3)	Basin deviation	1945	34.80	42.0
Boseonggang(2)	Basin deviation	1937	4.50	58.2
Kwoesan(2)	Dam	1957	2.60	49.4
Anheung(3)	Dam waterway	1978	0.48	46.5
Kangreung(2)	Basin deviation	1991	82.00	—

Total hydroelectric			534.58	28.5%

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

Korea South-East Power Co., Ltd.

As of December 31, 2007, Korea South-East Power Co., Ltd., or KOSEP, had 12 thermal units, including ten coal-fired units with aggregate installed capacity of 5,165 megawatts and two oil-fired units with aggregate installed capacity of 529 megawatts. KOSEP also had combined cycle and internal combustion units with aggregate installed capacity of 900 megawatts and pumped storage units with aggregate installed capacity of 600 megawatts. KOSEP had a total installed capacity of 7,194 megawatts.

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSEP owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	16	3,240	90.44	(Won)	22.60
Yong Hung #1, 2	3	1,600	83.40		22.00
Anthracite:
Yongdong #1, 2	31	325	58.11		64.90
Oil-fired:
Yosu #1, 2	31	529	35.72		96.79

Total thermal	15	5,694	81.54	(Won)	27.12

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor, and average fuel cost of the combined cycle and internal combustion units and pumped storage units KOSEP owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined Cycle and Internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	14	900	48.09%	(Won)	107.34
Pumped storage:(1)
Muju #1, 2	13	600	3.96		61.71

Note:

(1)	During periods of low energy usage, these pumped storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

Korea Midland Power Co., Ltd.

As of December 31, 2007, Korea Midland Power Co., Ltd., or KOMIPO, had 19 thermal units, including eight coal-fired units with aggregate installed capacity of 3,400 megawatts, five oil-fired units with aggregate installed capacity of 255 megawatts and six LNG-fired units with aggregate installed capacity of 1,537.5 megawatts, constituting a total installed capacity of 5,192.5 megawatts for its thermal units. KOMIPO also had 15 combined cycle and internal combustion units with aggregate installed capacity of 2,303.5 megawatts, two wind-power units with aggregate installed capacity of three megawatts, four pumped storage units with an aggregate installed capacity of 1,000 megawatts and two hydroelectric units with installed capacity of 1.4 megawatt.

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOMIPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	16.5	3,000	89.0%	(Won)	20.6
Anthracite:
Seocheon #1, 2	23.5	400	58.3		77.2
Oil-fired:
Jeju #1, 2, 3, 4, 5	11.3	255	59.1		104.0
LNG-fired:
Seoul #4, 5	37.0	387.5	55.2		133.6
Incheon #1, 2, 3, 4	31.1	1,150	2.1		195.7

Total thermal	21.1	5,192.5	52.7%	(Won)	33.8

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units KOMIPO owned.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	7.2	1,800	53.2%	(Won)	82.9
Incheon gas turbine #1, 2; steam turbine #1	1.6	503.5	81.6		75.7

Total combined cycle and internal combustion	6.3	2,303.5	59.4%	(Won)	80.5

Wind-powered:
Yangyang #1, 2	0.6	3	14.7%		—
Pumped storage:
Yangyang #1, 2, 3, 4	0.9	1,000	41.7%	(Won)	56.0
Hydroelectric:
Yangyang	1.4	1.4	27.0%		—

Korea Western Power Co., Ltd.

As of December 31, 2007, Korea Western Power Co., Ltd., or KOWEPO, had 12 thermal units, including eight coal-fired units with aggregate installed capacity of 4,000 megawatts and four oil-fired units with aggregate installed capacity of 1,400 megawatts, constituting a total installed capacity of 5,400 megawatts for its thermal units. KOWEPO also had 21 combined cycle units with aggregate installed capacity of 2,280 megawatts, four pumped storage units with aggregate installed capacity of 1,200 megawatts and two photovoltaic units with aggregate installed capacity of 2.12 megawatts.

The table below sets forth as of and for the year ended December 31, 2007 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel costs of the thermal units KOWEPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	7.3	4,000	92.9%	(Won)	21.97
Oil-fired:
Pyeongtaek #1, 2, 3, 4	26.1	1,400	45.0%	(Won)	90.53

Total thermal	12.2	5,400	79.5%	(Won)	32.46

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle units KOWEPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle:
Pyeongtaek combined cycle	14.8	480	21.9%	(Won)	101.61
West Incheon combined cycle	15.5	1,800	69.8%		82.28

Total combined cycle	15.4	2,280	59.8%		90.33

Pumped storage:
Samryangjin #1, #2	22.1	600	4.2%		62.89
Cheongsong #1, #2	1.1	600	5.9%		68.57

Total Pumped storage	11.6	1,200	5.0%		66.01

Photovoltaic power generation:
Taean site	2.4	0.12	11.2%		—
Samryangjin site	0.3	2	12.7%		—

Total	0.4	2.12	12.4%	(Won)	—

Korea Southern Power Co., Ltd.

As of December 31, 2007, Korea Southern Power Co., Ltd., or KOSPO, had ten thermal units, including six coal-fired units with aggregate installed capacity of 3,000 megawatts and four oil-fired units with aggregate installed capacity of 600 megawatts, constituting a total installed capacity of 3,600 megawatts for its thermal units. KOSPO also had nine combined cycle and four internal combustion units with aggregate installed capacity of 3,745 megawatts, two pumped storage units with aggregate installed capacity of 400 megawatts and nine wind power units with aggregate installed capacity of 21 megawatts.

The table below sets forth as of and for the year ended December 31, 2007 for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units KOSPO owned based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6	9.0	3,000	94.4%	(Won)	21.07
Oil-fired:
Youngnam #1, 2	36.2	400	35.5		102.91
Nam Jeju #1, 2, 3	1.1	120	63.8		113.29

Total thermal	11.6	3,600	86.3%	(Won)	28.00

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined cycle and internal combustion units and pumped storage units and wind power units KOSPO owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle and internal combustion:
Shin Incheon combined cycle #3, 4	11.3	1,800	82.5	(Won)	83.8
Busan combined cycle #1, 2	4.3	1,800	75.3		80.0
Hallim combined cycle	11.6	105	6.8		218.2
Nam Jeju internal combustion	16.8	40	49.4		112.4

Total combined cycle and internal combustion	8.0	3,745	76.5		82.5

Cheongpyeong Pumped storage	28.2	400	2.1	(Won)	60.4
Hankyung Wind	1.2	21	33.6		—

Korea East-West Power Co., Ltd.

As of December 31, 2007, Korea East-West Power, Co., Ltd., or EWP, had 18 thermal units, including twelve coal-fired units with aggregate installed capacity of 4,900 megawatts and six oil-fired units with aggregate installed capacity of 1,800 megawatts, constituting a total installed capacity of 6,700 megawatts for its thermal units. EWP also had 17 combined cycle with aggregate installed capacity of 2,100 megawatts and two pumping storage units with aggregate installed capacity of 700 megawatts.

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units EWP owns based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6,7,8	4.8	4,000	89.61%	(Won)	22.34
Honam #1, 2	34.7	500	88.35		32.22
Anthracite:
Donghae #1, 2	8.8	400	69.16		57.57
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	30.4	1,800	34.76		97.57

Total thermal	17.1	6,700	71.80%	(Won)	36.06

The table below sets forth as of and for the year ended December 31, 2007, for each plant location, the weighted average age, installed capacity, average capacity factor and average fuel cost of the combined and pumping storage units EWP owned.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	11.3	1,200	42.32%	(Won)	88.20
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	13.8	900	45.26		109.74

Total combined cycle and internal combustion	6.2	2,100	43.58%	(Won)	97.78

Pumped storage:
Sancheong #1, 2	10.5	700	3.84%	(Won)	55.53

The high average age of the oil-fired thermal units owned by our generation subsidiaries is attributable to our historic reliance on oil-fired thermal units as our primary means of electricity generation. Since the mid-1970s, we have diversified our fuel sources and constructed fewer oil-fired thermal units than units of other fuel types.

Power Plant Remodeling and Recommissioning

We have supplemented in the past, and our generation subsidiaries will continue to supplement, our power generation capacity through remodeling or recommissioning of thermal units. The recommissioning includes installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

Power Plant Recommissioning

Power Plant	Capacity	Completed, in year	Extension	Company
Taean #1~8	4,000MW (500MW×8)	FGD(1): 1998 to 2007 SCR(2): 2005 to 2007 EP(3): 1995 to 2007 LNCS(4):1995 to 2007	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350×4)	FGD(1): 2005 SCR(2): 2006 to 2007 EP(3): 1992	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (gas turbines 150 MW ×8) (steam turbines 75 MW ×8)	Gas turbine upgrade (2003 to 2006)	Efficiency improvement	KOWEPO
Honam #1	250MW	1998	13 years	EWP
Honam #2	250MW	1999	13 years	EWP
Boryeong #3-6	2,000 MW (500×4)	FGD(1): 1996 to 1999 SCR(2): 2006 to 2007 LNCS(4): 1993 to 1994 EP(3): 1984 to 1993	Anti-pollution	KOMIPO
Incheon #1-4	1,150 MW (250×2,) (325×2)	SCR(2): 2002 to 2005 LNCS(3): 2002 to 2005	Anti-pollution	KOMIPO
Seoul #4,5	287.5MW (137.5×1) (250×1)	SCR(2): 2001 to 2002	Anti-pollution	KOMIPO
Seocheon #1,2	400MW (200×2)	FGD(1): 1998 LNCS(4): 2004 to 2005 EP(3): 1982 to 1983	Anti-pollution	KOMIPO
Incheon #1,2	500MW (250×2)	1996(#1) 2002(#2)	10 years	KOMIPO
Yosu #2	335MW	2011	30 years	KOSEP
Hadong #1~6	3,000MW (500MW× 6)	FGD(1): 1998 to 2001 EP(3): 1997 to 2001 LNCS(3):1997 to 2001 SCR(2): 2006 to 2007	Anti-pollution	KOSPO
Shin-Incheon CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4): 1996	Anti-pollution	KOSPO

Power Plant	Capacity	Completed, in year	Extension	Company
Busan CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4): 2003 to 2004	Anti-pollution	KOSPO
Youngnam #1~2	200MW (100MW × 2)	FGD(1): 1999 SCR(2): 2002 EP(3): 1988 to 1990 LNCS(4): 2002-	Anti-pollution	KOSPO
Namjeju T/P #3~4	100MW (100×2)	FGD(1): 2006 to 2007 SCR(2): 2006 to 2007 EP(3): 2006 to 2007	Anti-pollution	KOSPO
Namjeju D/P #1~4	40MW (10×4)	SCR(2): 1999 to 2000 EP(3): 1990 to 1991	Anti-pollution	KOSPO

Notes:

(1)	FGD means a flue gas desulphurization system.
(2)	SCR means a selective catalytic reduction system.
(3)	EP means an electrostatic precipitation system.
(4)	LNCS means a low nitrodioxide (NO2) combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there were 28 electricity suppliers that are licensed to distribute electricity in 28 districts of Korea as of April 30, 2008. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge and Economy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. As of April 30, 2008, three districts were using this system, and 25 other districts were preparing to launch it. In comparison, as of December 31, 2006, one district was using this system and 20 other districts were preparing to launch it. The percentage of electricity supplied by the supplier in that one district accounts for less than 1.0% of the total electricity supplied in Korea. The generation capacity installed or under construction of the electricity suppliers in the 28 districts amounted to approximately 2.3% of the generation capacity of our generation subsidiaries as of April 30, 2008.

As of December 31, 2007, our transmission system consisted of approximately 29,526 circuit kilometers of lines of 765 kilovolts and others including high voltage direct currents, and we had in operation 669 substations with an aggregate installed transformer capacity of 228,249 megavolt-amperes.

Our distribution system consists of 92,964 megavolt-amperes of transformer capacity and 7.9 million units of support with a total line length of 401,485 circuit kilometers.

In recent years, we have made substantial investments in our transmission and distribution systems to increase capacity and improve efficiency. Our current projects include increasing transmission capability of the existing transmission lines. Our transmission and distribution loss factor was 3.99% in 2007. In light of the increased damage to large-scale transmission and distribution facilities due to the global warming, we plan to reinforce stability in our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environmentally friendly electricity. In order to reduce the stoppage time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to make investments in upgrading our evaluation technologies, automation of electricity transmission and development of new transmission technologies.

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

In accordance with Article 15 of the Electricity Business Act, which provides for, among others, electricity transmission and distribution network charges, the Provisions on the Usage of Transmission Facilities, or the Grid Code, was amended as of September 13, 2007. As a result of such amendment, our six power generation subsidiaries will pay transmission network construction charges to us for the past and present use of our electricity transmission network.

Based on the transmission network construction charges estimated as of June 30, 2007, the aggregate amount of the transmission network construction charges that our generation companies are expected to pay to us for the period from July 1, 2007 through December 31, 2034 is (Won)1,626 billion, of which (Won)169 billion is expected to be the amount payable for 2008. We believe that such payments will not have any material impact on our results of operation or financial condition on a consolidated basis.

We are obligated to invoice such charges in monthly installments subject to the following conditions:

•	For transmission connection facilities whose construction began prior to July 11, 2001, billing to be made monthly during the remaining useful lives of such facilities; and

•	For transmission connection facilities whose construction began on or after July 12, 2001, billing to be made monthly during the entire construction period.

Fuel

Nuclear

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases of fuel on spot markets.

In 2007, KHNP purchased 100%, or 2,559 tons, of its uranium concentrate requirement under long-term supply contracts with suppliers in Australia, Canada, Kazakhstan, France and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. Non-Korean suppliers provide the conversion and enrichment of uranium concentrate, and Korean suppliers provide fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under long-term and medium-term contracts and, in part, through spot market purchases.

Coal

As of December 31, 2007, 29.8% and 1.9% of our total installed generating capacity was represented by plants burning bituminous coal and anthracite coal, respectively.

In 2007, our generation subsidiaries purchased 55.2 million tons of bituminous coal, of which approximately 44.6%, 27.6%, 17.9%, 7.3% and 2.6% were imported from Indonesia, Australia, China, Russia and others, respectively. Approximately 76.5% of the bituminous coal requirements of our generation subsidiaries in 2007 were purchased under long-term contracts with the remaining 23.5% purchased from the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts was approximately (Won)55,519 in 2007, compared to (Won)48,923 in 2006 and (Won)56,508 in 2005. In recent years, the price of bituminous coal has increased significantly. Due to such price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries may not be able to secure their respective bituminous coal supply at prices comparable to those of prior periods.

See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—Increase in fuel prices will adversely affect our results of operations and profitability.”

In 2007, our generation subsidiaries purchased 2.4 million tons of anthracite coal. Our generation subsidiaries purchase our anthracite coal requirements in Korea under long-term contracts with Korea Coal Corporation, which is wholly-owned by the Government, and the Korea Coal Mines Cooperative. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was approximately (Won)97,833 in 2007, compared to (Won)91,895 in 2006 and (Won)87,392 in 2005.

Oil

In 2007, our generation subsidiaries purchased approximately 24.8 million barrels of fuel oil (including gasoline for internal combustion), of which 50.7% was purchased through competitive open bidding among five Korean refiners for three-month terms of supply, and the remainder was purchased through international open bidding (including local refineries and traders) for individual cargoes. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was approximately (Won)62,480 in 2007, compared to (Won)56,840 in 2006 and (Won)47,841 in 2005.

LNG

In 2007, we purchased approximately 8.96 million tons of LNG from Korea Gas Corporation, a Korean corporation of which we own 24.5%. Under the terms of the LNG contract with Korea Gas Corporation, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Our generation subsidiaries are under a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity. The annual purchase price for LNG is determined by our negotiations with Korea Gas Corporation, subject to approval by the MOKE. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Brunei, Qatar, Oman, Australia, Egypt and Nigeria and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under such contract was approximately (Won)598,028 in 2007, compared to (Won)590,033 in 2006 and (Won)494,279 in 2005. The LNG supply contract with Korea Gas Corporation has a term of 20 years and expires in December 2026. Under this contract, all of our five non-nuclear generation subsidiaries are jointly and severally liable for a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity in the amount of approximately 8.2 million tons. In addition, the annual minimum purchase quantity of LNG to be purchased from Korea Gas Corporation will exclude any amount of LNG purchased from a source other than Korea Gas Corporation. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years.

Hydroelectric

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including domestic and industrial consumption, agriculture and irrigation. Pumped storage enables us to increase the available supply of water for use during periods of peak demand.

Sales and Customers

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 5.8% per annum for the five years ended December 31, 2007. According to The Bank of Korea, the real gross domestic product, or GDP, compounded growth rate was approximately 4.3% for the same period. The GDP growth rate was 5.0% in each of 2006 and 2007.

The rapid growth in Korea’s economy since the early 1960s has resulted in substantial growth in the demand for electricity. While the worldwide economic recession of the early 1980s slowed economic growth in Korea, in the latter half of the 1980s, the Korean economy resumed its rapid growth and resulted in a substantial increase in the demand for electricity. Following the Asian financial crisis in 1998, electricity demand contracted in Korea for several years, but resumed stable growth in the early 2000s with an annual growth rate between 5% and 8%. Demand for electricity increased by 8.0% from 2001 to 2002, 5.4% from 2002 to 2003, 6.3% from 2003 to 2004, 6.5% from 2004 to 2005, 4.9% from 2005 to 2006 and 5.7% from 2006 to 2007. In 2007, demand for electricity grew at a rate slightly higher than the GDP, which grew by 5.0% over the same period, primarily due to a slight increase in demand for electricity from the industrial sector related to strong performance in the export sectors and an upturn in business cycle. Demand for electricity from the industrial section grew by 4.6% in 2006 compared to 2005 and 6.5% in 2007 compared to 2006, and represented 52.5% and 52.9% of the total demand for electricity in 2006 and 2007, respectively. We cannot assure you that demand for electricity will grow at an equal or faster rate than the GDP growth in the future.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2003	2004	2005	2006	2007
Growth in GDP (at 2000 constant prices)	3.1%	4.6%	4.0%	5.0%	5.0%
Growth in electricity consumption	5.4%	6.3%	6.5%	4.9%	5.7%

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

Demand by the Type of Usage

The table below sets forth the consumption of electric power by the type of usage (in million kilowatt-hours) for the periods indicated.

	2003	YoY growth (%)	2004	YoY growth (%)	2005	YoY growth (%)	2006	YoY growth (%)	2007	YoY growth (%)	% of Total 2007
Residential	62,432	6.8	65,490	4.9	69,555	6.2	72,730	4.6	75,148	3.3	20.4
Commercial	61,626	7.3	67,476	9.5	73,716	9.2	77,809	5.6	82,208	5.7	22.3
Educational	3,351	13.5	3,774	12.6	4,309	14.2	4,790	11.2	5,304	10.7	1.4
Industrial	157,812	4.4	166,223	5.3	174,945	5.2	183,067	4.6	194,936	6.5	52.9
Agricultural	6,147	-2.9	6,766	10.1	7,318	8.2	7,636	4.3	8,215	7.6	2.2
Street lighting	2,197	5.8	2,367	7.7	2,570	8.6	2,687	4.6	2,794	4.0	0.8

Total	293,566	5.4	312,096	6.3	332,413	6.5	348,719	4.9	368,605	5.7	100.0

Demand for electricity increased by 9.4% to 102,601 million kilowatt hours from the first quarter of 2007 to the first quarter of 2008.

The industrial sector represents the largest segment of electricity consumption in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 60.5% of total demand in 1997 to 52.9% in 2007. Demand from the industrial sector increased by 6.5% to 194,936 million kilowatt hours in 2007 as compared to 2006.

Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The rapid expansion of the service sector of the Korean economy has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 5.7% to 82,208 million kilowatt hours in 2007 as compared to 2006.

In 2007, we provided electricity to 13 million households, or almost all of the households in Korea. Continuing increase in demand from the residential sector is primarily due to an increase in population and use of air conditioners and other electrical appliances. Demand from the residential sector increased by 3.3% to 75,148 million kilowatt hours in 2007 as compared to 2006.

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

	2003	2004	2005	2006	2007
Facility reserve ratio	18.4	15.3	13.0	9.8	7.9
Supply reserve ratio	17.1	12.2	11.3	10.5	7.2

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generating capacity through the addition of new generating facilities, we also implement several measures to curtail electricity consumption, especially during peak periods. The principal measure we take is to apply, for large-scale customers, time-of-use rate schedules, which are structured so that higher tariffs are charged at the time of peak demand; we apply a progressive rate structure for the residential use of electricity. Other incentives to curtail electricity consumption includes a subsidy to consumers of electricity from a public fund for peak load reduction and adjusting vacation or repair schedules for average load reduction during summer peak hours. In addition, the Government implements various energy-saving programs, such as having certain banks provide loans on favorable terms for the installation of energy-efficient air conditioners in new buildings.

Rates

The Electricity Business Law and the Price Stabilization Act of 1975, as amended, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our recommendations for revisions of rates or changes in the rate structure to the Ministry of Knowledge and Economy, or MOKE. The MOKE then reviews these recommendations and, upon consultation with the Electricity Rates Expert Committee of the MOKE and the Ministry of Strategy and Finance, makes a final determination. Under the Electricity Business Law, the Korea Electricity Commission must review our recommendations prior to the MOKE’s final determination.

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

For the purpose of determining the fair rate of return, the rate base is divided into two components proportionate to our total stockholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, or KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2007, the approved rate of return on the debt component of the rate base was 3.4% while the approved rate of return on the equity component of the rate was 6.8%. As a result of such approved rates of returns, the fair rate of return in 2007 was determined as 6.0%.

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

In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of rate approvals, principally as a result of declining fuel costs and a higher than expected growth in demand. As a result, the rates were reduced by an average of 6.5% per annum during the period from 1987 to 1990. However, primarily because of changes in fuel prices and the growth in capital investment, and in order to encourage conservation of electricity and secure internal cash for capital expenditures, the rates were increased by an average of 3.0% per annum during the period from 1991 to 1995. During the period from 1996 to 2000, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, rates were increased by an average of 4.3% per annum, and during the period 1997 through 2000, our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals. During the period 2001 to 2007, rates were increased by an average of 0.5% per annum to compensate for high fuel costs and facility investment costs, and our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals.

The rates we charge for electricity vary among the different classes of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The rates also vary depending upon the voltage used, the season, the time of day, the rate option selected by the user and, in the residential sector, the amount of electricity used per household, as well as other factors. Beginning with the first six months of 1995, we adjusted seasonal rate variations by removing the month of June from the summer period when peak rates are in effect and increasing the rates for the months of October, November, December, January, February and March to correspond more closely to peak demand variations. On April 1, 2007, we adjusted the winter period to consist of November, December, January and February, to reflect the changes in monthly usage levels in October and March.

Our current rate schedule, which became effective as of January 1, 2008, is summarized below by the type of consumer:

Industrial. The basic charge varies from (Won)4,100 per kilowatt to (Won)5,650 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from (Won)31.30 per kilowatt hour to (Won)129.10 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Commercial. The basic charge varies from (Won)5,160 per kilowatt to (Won)6,120 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from (Won)37.00 per kilowatt hour to (Won)146.40 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Residential. Residential rates include a basic charge ranging from (Won)370 for electricity usage of less than 100 kilowatt hours to (Won)11,750 for electricity usage in excess of 500 kilowatt hours. Residential rates also include an energy usage charge ranging from (Won)52.40 to (Won)643.90 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

Educational. The basic charge varies from (Won)4,090 per kilowatt to (Won)4,970 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from (Won)43.10 per kilowatt hour to (Won)73.00 per kilowatt hour depending on the voltage used, the season and the rate option.

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

The MOKE adjusts the rate schedule from time to time. In particular, the residential tariff structure has undergone significant changes over time. Following the oil crisis of 1973 as a way of encouraging reasonable and economical usage of energy, including electricity, our rate structure for residential electricity usage has been progressive since 1974, with seven different rates applying progressively depending on the average amount of electricity used. When the average residential electricity rates increased by 3.3% in November 2000, rates for electricity usage below 300 kilowatt hours did not increase, but the rates were further increased by 20% for electricity usage between 301 kilowatt hours and 400 kilowatt hours and by 40% for electricity usage over 400 kilowatt hours. As a result of the continuing increase in electricity usage of the average household, however, effective June 1, 2002, the previous base amount of 300 kilowatt hours for the application of progressive rates was raised to 400 kilowatt hours. In addition, effective June 1, 2002, residential high-voltage rates were also established by taking into account the gap between the costs of high-voltage and low-voltage electricity.

On January 1, 2003, as part of a plan to improve the rate structure, the MOKE adjusted the rates among the various types of consumers by increasing the industrial rates by 2.5% while decreasing the residential and commercial rates by 2.2% and 2.0%, respectively.

On March 1, 2004, the MOKE adjusted our rate schedule, which resulted in a 1.5% reduction in our average rate with a decrease in residential, commercial and educational rates by 2.8%, 3.5% and 3.0%, respectively, and no change in the industrial rates.

On December 28, 2005, in light of increases in fuel prices and our liquidity requirement, the MOKE adjusted our rate schedule which increased the industrial, residential, commercial and agricultural rates by 3.3%, 2.4%, 2.8% and 0.9%, respectively, and decreased the educational rates by 15.3%. As a result of this rate adjustment, our average rate increased by 2.8%.

On January 15, 2007, the MOKE further adjusted our rate schedule by increasing the industrial rates and street-lighting rates by 4.2% and 4.2%, respectively, while making no changes to other rates. As a result of this rate adjustment, our average rate increased by 2.1%.

On January 1, 2008, as part of a plan to improve the electricity tariff structure, the MOKE adjusted our rate schedule by increasing the average industrial rates and average night power usage rates by 1.0% and 18.0%, respectively, while reducing the average commercial rates by 3.0%. As a result of such adjustments, which had the effect of balancing out the increase with the decrease, our overall average rate is not expected to change.

In April 2001, as part of implementing the Restructuring Plan, the MOKE established the Electric Power Industry Basis Fund to enable the Government to take over the public services previously performed by us. Since the establishment of this fund to April 1, 2001, 4.591% of the tariff we collected from our customers was transferred to this fund prior to our recognizing sales revenue. This percentage was reduced to 3.700% effective December 28, 2005.

As of May 31, 2008, no discussion on future tariff adjustment is officially underway between the Government and us.

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

Capital Investment Program

The table below sets forth, for each of the three years ended December 31, 2007, the amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities:

2005	2006		2007
(In billions of Won)
(Won)6,719	(Won)	7,469	(Won)	8,545

In accordance with the third Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 19,288 megawatts during the period from 2008 to 2020 by newly constructing eight nuclear units, 12 coal-fired units, one oil-fired units, seven LNG-combined units, and two pumped storage hydroelectric units and others. According to the third Basic Plan, the total capacity of all generating facilities at the end of 2020 will be 77,325 megawatts, of which nuclear power plants will account for 29.0% of the total capacity, coal-fired plants 27.0%, LNG combined plants 28.0%, oil-fired plants 2.0% and hydroelectric and other plants 14.0%.

The table below sets forth the currently estimated date of completion and installed capacity of new or expanded generation units to be completed by our generation subsidiaries according to the Basic Plan in each year through the year 2011.

Year	Number of Units	Type of Units	Total Installed Capacity
	(Megawatts)
2008	5	Coal-fired	2,870
2009	2	Coal-fired	1,370
	1	Oil-fired	40
	2	LNG-combined	1,200
2010	1	Nuclear power	1,000
	2	LNG-combined	900
2011	2 1 2 2	LNG-combined Hydroelectric Pumped storage hydroelectric Nuclear power	1,000 60 800 2,000

In the years between 2011 and 2020, our generation subsidiaries plan to complete five nuclear units with an aggregate installed capacity of 6,600 megawatts, five coal-fired units with an aggregate installed capacity of 4,040 megawatts, and one LNG-combined unit with an aggregate installed capacity of 700 megawatts.

As part of our capital investment program, we also intend to add new transmission lines and substations, continue to replace overhead lines with underground cables and improve the existing transmission and distribution systems.

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

The table below sets forth, for the years from 2008 to 2011, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities pursuant to our generation subsidiaries’ and our capital investment program. The budgeted amounts may vary from the actual amounts of our generation subsidiaries’ capital expenditures for a variety of reasons, including, among others, the implementation of the Restructuring Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2008		2009		2010		2011		Total
	(in billions of Korean won)
Generation:
Nuclear	(Won)	4,005	(Won)	5,195	(Won)	4,542	(Won)	4,031	(Won)	17,773
Thermal		2,251		2,812		2,534		2,849		10,446

Sub-total		6,256		8,007		7,076		6,880		28,219
Transmission and Distribution:
Transmission		2,078		2,539		2,594		1,940		9,151
Distribution		2,097		2,238		2,165		2,735		9,235
Others		745		934		955		981		3,615

Sub-total		4,919		5,710		5,713		5,656		21,998

Total	(Won)	11,175	(Won)	13,717	(Won)	12,789	(Won)	12,536	(Won)	50,217

Environmental Programs

The Environment Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this report as the Environmental Acts, are the major acts of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change and development of renewable energy sources, we formed the Committee on Climate Change and the Committee on Renewable Energy in 2005.

In 2005, we became the first Korean company to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in environmental and social policy. As part of our involvement with such initiative, since September 2005, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment, society and humanity, in accordance with the reporting guidelines launched by the Global Reporting Initiative, the official collaborating center of the United Nations Environment

Programme that works in cooperation with United Nations Secretary General. In January 2008, our report on the Communication of Progress was reviewed favorably by the United Nations Global Compact in recognition of our strong commitment to compliance with the United Nations Global Compact and the clarity and specificity of our action plans related to sustainability.

Atmospheric emissions from generating plants burning fossil fuels include, among others, sulfur dioxide, nitrogen oxide and particulates. The Environmental Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions.

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2007.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	8	7	8	6	11
Selective Non-Catalytic Reduction System	0	0	—	—	2
Selective Catalytic Reduction System	4	11	8	6	11
Electrostatic Precipitation System	10	12	8	6	18
Low NO2 Combustion System	6	18	8	6	10

Total	28	48	32	24	52

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries. CO2 emissions increased by 4.7% in 2007 because coal thermal power output grew by 11% compared with the previous year, whereas nuclear power output decreased by 3.9%. We forecast that CO2 emissions will temporarily increase as addition coal thermal power stations will be constructed until 2010 but will decrease thereafter.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2005	214	414	12	429
2006	186	315	9	423
2007	187	300	9	443

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environmentally friendly measures to foster community goodwill. For instance, in October 2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2015. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for instance, by using more environmentally friendly technology and hardware. In addition, we also undertake measures to minimize the transmission and distribution loss factor by making our power distribution network more energy-efficient in terms of loss of power and using such highly parts and components, as well as to minimize consumption of energy, water and other natural resources.

Such measures we take, including the use of environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for the installation of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation and operation of such equipment and related liquidity requirement will depend upon a variety of factors which may be beyond our control. There is no assurance that we will continue to be in material compliance with legal or social standards or requirements in the future in relation to the environment.

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

The following table sets forth the generating capacity and generation volume in 2007 of the generation facilities owned by us and our generation subsidiaries that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	545.0	1,368.5
Wind Power	24.0	20.7
Solar Energy	5.5	4.2
Fuel Cells	0.3	2.1
Subtotal	574.8	1,395.5

As percentage of total(1)	1.0%	0.4%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

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

Community Programs

Building goodwill with local communities has been important for us and our generation subsidiaries in light of concerns among the local residents and civic groups in Korea regarding construction and operation of generation units, particularly nuclear generation units. The Act for Supporting the Communities Surrounding Power Plants requires that the generating companies and the affected local governments carry out various activities up to a certain amount annually to addresses neighboring community concerns. Pursuant to this Act, we and our generation subsidiaries, in conjunction with the affected local and municipal governments, undertake various programs, including scholarships and financial assistance to low-income residents.

Until 2005, activities required to be undertaken pursuant to the Act for Supporting the Communities Surrounding Power Plants were funded only by the Electric Power Industry Basis Fund, or EPIBF. See Item 4 “Information on the Company—Business Overview—Sales and Customers—Rates.” Following amendments to this Act in July 2005, however, such activities are currently required to be funded partly by the EPIBF and partly by KHNP’s revenues. KHNP is required to make annual contributions to the affected local communities in an amount equal to 0.25 Won per kilowatt of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year.

In addition, under a Korean tax law amendment in December 2005, which levied a new local tax on nuclear generation units, KHNP is required to pay such tax starting in 2006 in an amount equal to 0.50 Won/kWh of its generation volume in the affected areas.

Prior to the construction of a generation unit, our generation subsidiaries perform an environmental impact assessment which is designed to evaluate public hazards, damage to the environment and concerns of local residents. A report reflecting this evaluation and proposing measures to address the problems identified must be submitted to and approved by the Ministry of Environment prior to the construction of the unit. Our generation subsidiaries are then required to implement the measures reflected in the approved report.

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

KHNP has implemented comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. This review has been completed for Kori units 1, 2, 3 and 4, Younggwang units 1, 2, 3 and 4, Ulchin units 1 and 2 and Wolsong units 1 and 2. In order to enhance nuclear safety and plant performance, in 2003, KHNP established a Maintenance Effectiveness Monitoring Program in accordance with maintenance rules issued by the United States Nuclear Regulatory Commission. The program was initially implemented at Kori units 3 and 4 and Ulchin units 3 and 4 in 2007 as a pilot program. The program will be expanded into all pressurized light water reactor plants by June 2009. KHNP is also developing unprecedented maintenance rule implementation technologies for pressurized heavy water reactor plants.

KHNP has developed a Risk Monitoring System, or RIMS, for operating nuclear power plants, and has implemented such system in all of its nuclear power plants. The RIMS is intended to help ensure nuclear plant safety. In addition, KHNP has developed and implemented Severe Accident Management Guidelines, or “SAMG,” to manage severe accidents for all of its nuclear power plants, except for four pressurized heavy water reactors in Wolsong. The SAMG for the pressurized heavy water reactors are currently under development.

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits, reviews by the KHNP Nuclear Review Board, and reviews by the KHNP operational safety review team, which consists of former employees of KHNP and outside experts. KHNP has a close relationship with international nuclear organizations to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team, the International Atomic Energy Agency (“IAEA”), the Operational Safety Review Team (“OSART”) and the Institute of Nuclear Power Operations (“INPO”) Technical Exchange Visit Team, to its nuclear plants for purposes of meeting international standards for independent review of its facilities. Yonggwang Units 5 and 6 received the OSART Review in April 2007 and were assessed as some of the best plants in the world. Wolsong Units 3 and 4 are scheduled for a WANO Peer Review in November 2007. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries.

Following the operational reforms and upgrades implemented in 1992, the average level of radiation dose per unit has continuously decreased to 0.64 man-Sv in 2007, which is substantially lower than the global average of 0.94 man-Sv/year as reported in the WANO performance indicator report.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site. The temporary LILW storage facilities at Ulchin, Wolsong, Yonggwang and Kori are expected to reach their full capacity by 2008, 2009, 2012 and 2014, respectively.

On November 3, 2005, the Government designated Gyeongju City, approximately 300 kilometers southeast of Seoul, as the site of a disposal facility for LILW. In order to determine the disposal type, KHNP organized the “Disposal Method Selection Committee,” which consists of experts and representatives from the local government and communities. KHNP estimates that the construction of this facility will cost approximately (Won)1,522 billion, including the one-time cash contribution of (Won)300 billion made on May 9, 2006 by KHNP to Gyeongju City pursuant to the Act. KHNP submitted an application to the Ministry of Knowledge Economy, for the approval of project implementation plan on January 11, 2007 and to the Ministry of Education, Science and Technology, for construction permit and operating licenses on January 15, 2007. KHNP obtained the approval of the project implementation plan from the Ministry of Knowledge Economy on July 12, 2007, and commenced the site grading and infrastructure construction of the facility. As of the date hereof, the application for construction permit and operation license is under review by the Ministry of Education, Science and Technology and is expected to be approved within 2008. KHNP commenced construction of the LILW disposal facility in January 2006, is currently in the process of obtaining the construction permit and operation license, which is currently expected to be obtained by the end of 2008. KHNP plans to complete construction of the facility by the end of 2009 and begin operating the facility in 2010.

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects, such as installing high density racks in spent fuel pools, building dry storage facilities and transporting the spent fuels to other nuclear units within a nuclear site. Through these activities, KHNP expects that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2016. The policy for spent fuel management options is currently under development.

All of KHNP’s nuclear plants are in compliance with Korean law and regulations and the safety standards of the International Atomic Energy Agency (“IAEA”).

Since the submission of our annual report in 2007, there have been no significant safety-related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP has adopted a dismantling strategy under which dismantling would take place five to ten years after the unit’s permanent shutdown. Kori unit-1, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life on June 18, 2007. KHNP submitted an extension application to the Ministry of Education, Science and Technology (“MEST”) to extend the terms of operation for Kori-1 unit for another 10 years. MEST approved the application on December 11, 2007, and Kori unit-1 recommenced its commercial operations in January 9, 2008.

KHNP retains financial responsibility for decommissioning its units although it does not carry a cash reserve for its decommissioning liability. KHNP has accumulated the decommissioning cost as a liability since 1983. The decommissioning costs of nuclear facilities were first estimated in 1992, based on an engineering study. In 2003 and 2004, KHNP obtained new engineering studies from third parties and updated its estimate of the expected decommissioning dates for its nuclear power plants. For the accounting treatment of decommissioning costs, see Item 5 “Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Decommissioning Costs.”

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

The basic goal of our research and development program for the year 2007 was obtaining the most advanced electric power technology to become a global leader in the electric power industry. To promote research and development for enhancing economical efficiency and to provide a reliable supply of electric power, we invested, in 2007, (Won)185 billion in research and development, (Won)14 billion in technological development and (Won)50 billion in building up infrastructure for the education of human resources and the development of computer equipment.

In the field of hydroelectric and thermal power, our research and development efforts are primarily focused on developing technologies required for the efficient operation of thermal power plants, such as our “Development of Advanced Thermal Power Plant” project using the “Ultra-Super Critical Technology.” We also emphasize enhancing plant maintenance, which has proven to be of great importance in maintaining a competitive edge in this field, through accurate damage analysis, environment-friendly inspections and various other protective and optimization measures.

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

The corporate vision and long-term plan of KHNP, known as “KHNP Vision 2015,” was recently revised to reflect the change in business environment. As a way of achieving KHNP Vision 2015, KHNP established the “Mid- and Long-term Technology Development Plan” to strategically implement research and development. KHNP primarily focuses on the technology of enhancing nuclear safety and improving the performance of nuclear plant.

KHNP’s investment in research and development amounted to approximately (Won)42 billion and (Won)70 billion in 2006 and 2007, respectively, and its investment in the education of human resources and the development of computer equipment amounted to approximately (Won)50 billion in 2006 and (Won)49 billion in 2007. Also, pursuant to relevant law, KHNP contributed approximately (Won)175 billion and (Won)179 billion in 2006 and 2007, respectively, to the Nuclear R&D Fund, which is operated by the Ministry of Education, Science and Technology.

In the field of electric power systems, we have focused our research and development efforts on developing required technology and providing technical support for the stable and reliable operation of power systems, such as the “Development of Smart Transmission System Technology.” We have developed the technology for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and power line communication.

Concurrently with carrying on the electric power business, we are committed to developing environment-friendly technology and are focused on developing technology for environmental protection and new sources of energy.

We invested approximately (Won)237 billion in 2006 and (Won)249 billion in 2007 on research and development. We had approximately 499 employees engaged in research and development activities as of December 31, 2007.

In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

The Government has launched several long-term research and development projects to achieve a self-reliant capability in the field of power generation. We are taking a leading role in this national research and development program which includes the “Korean Next Generation Nuclear Power Plant,” “Flue Gas Desulphurization and Denitrification,” “Integrated Gasification Combined Cycle Technologies” and “Molten Carbonate Fuel Cell” development projects.

As a result of our research over the past three years, the number of our applications for intellectual property rights and grants has increased. Approximately 688 applications were submitted in Korea and abroad from 2005 to 2007.

We also try to market the technologies we have developed by identifying key items that had market potential in light of intellectual property, overseas market condition and cost-efficiency issues. We are continuously upgrading our research and development programs, restructuring our research and development organization and reallocating and reassigning research personnel.

Overseas Activities

We are actively engaged in a number of overseas activities. We believe that such activities help us to diversify our revenue streams by leveraging the operational experience of us and our subsidiaries gathered from providing a full range of services, power plant construction, specialized engineering and maintenance services in Korea, as well as to establish strategic relationships with a number of countries that are or may become providers of fuels.

The table set below summarizes our overseas project that we are currently engaged in pursuant to signed contracts.

Region	Project Period	Project Description
Malaya, Philippines	September 1995 to September 2010	650-megawatt oil-fired power plant (ROMM(1))
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT(2))
Naga, Philippines	February 2006 to March 2012	206-megawatt power plant (ROMM)(1)
Shanxi, China	April 2007 to April 2056	12,298-megawatt coal-fired power plants (BOO(3)) and coal mine project
Wuzhi, China	September 2004 to August 2027	112-megawatt CFBC cogeneration plant (BOO(3))
Yumen, China	September 2005 to August 2026	49.3-megawatt wind power plant (BOO)(3)
Inner Mongolia, China	May 2007 to April 2027	139.4 megawatt wind power plant (BOO)(3)
Lebanon	February 2006 to February 2011	870-megawatt combined cycle power plant operation and maintenance service
Libya	November 2005 to June 2008	Power transmission and distribution service
Libya	September 2007 to June 2008	Research electricity demand and develop energy sources
Nigeria	March 2006 to February 2011	Exploration of oil and gas for two offshore blocks
Nigeria	July 2007 to January 2009	Repair of damaged boilers
NSW, Australia	2008 to 2028	Moolarben coal mine development
QLD, Australia	—	Share subscription of Cockatoo Coal Limited
Canada	October 2007 to September 2011	Uranium exploration project in the Cree East
Canada	January 2008 to December 2010	Uranium exploration project in the Waterbury Lake

Notes:

(1)	Represents “rehabilitation, operation, maintenance and management” projects.
(2)	Represents “build, operate and transfer” projects.
(3)	Represents “build, own and operate” projects.

While strategically important, we believe that the business and revenues of our overseas activities, as currently being conducted, are not in the aggregate material to us. In addition, a number of the overseas contracts currently being pursued are based on non-binding memoranda of understanding and the scope of such projects may significantly change during the stage of negotiating the definitive contracts.

A description of the overseas activities of us and our subsidiaries based on key geographic regions is provided below.

Africa

Since September 2005, we have provided consulting services on power transmission and distribution systems in Libya. On September 1, 2007, we entered into a consulting agreement with General Electric Company of Libya to perform research on the long-term demand for electricity and propose plans to develop energy sources in Libya over a period of 10 months.

In August 2005, a consortium consisting of us, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks. In March 2006, the consortium entered into production sharing contracts with the Nigerian government in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. If the consortium fails to find oil within 10 years of signing the contract, the contracts will terminate. We expect that our funding requirement for this project will be approximately US$39 million for the period from 2006 through 2011.

In August 2005, another consortium consisting of us, Korea National Oil Corporation and POSCO Engineering & Construction won a bid from the Nigerian government and is currently negotiating with the Nigerian government to install 600 kilometers of gas pipelines and construct 2,250 megawatt gas-fired power plant. Together with other members of the consortium and the Nigerian authorities, we are currently undertaking various studies and analyses required for the implementation of the project.

In October 2007, we invested US$9.1 million in KEPCO Energy Resource Nigeria Ltd., or KERNL, a joint venture with the Nigerian government, for a 30% equity capital in KERNL. We currently own 30% of KERNL’s equity capital. In May 2007, KERNL entered into a share purchase agreement with the Nigerian government for the purchase of 51% of the equity capital of Egbin Power Plc in Nigeria, which owns and operates the Egbin power plant, for a consideration of approximately US$280 million, of which US$28 million has been paid to-date.

In July 2007, we entered into a contract to repair two damaged boilers at the Egbin power plant in Nigeria with KERNL for US$25 million. The Egbin power plant has an aggregate generation capacity of 1,320 megawatts, and two generation units with an aggregate generation capacity of 440 megawatts were shut down earlier due to a boiler explosion.

Asia

In August 2003, we were also awarded a 112-megawatt CFBC plant project in Wuzhi, China, which is currently in operation. In addition, in September 2005 and April 2006, we and China Datang Corporation formed two joint ventures to construct four wind-powered generation projects in China, consisting of a unit in the Yumen province with total capacity of 49.3 megawatts and three units in Inner Mongolia with total capacity of 139.4 megawatts. We hold a 40% equity interest in the joint ventures while China Datang Corporation holds the remaining 60%. The joint ventures were capitalized with RMB1,446 million for the Inner Mongolia projects and RMB466 million for the Yemen project. One-third of the investment was funded with equity contribution and the remaining two-thirds with debt. These projects are currently in operation and generate further revenue in the form of clean development mechanism, or CDM, business. We and China Datang Corporation are currently building wind-power generation units in Inner Mongolia with total additional capacity of 229 megawatts.

We formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government in April 2007. The total estimated installed capacity of this is 12,298 megawatts and our equity ownership in the partnership is 34%, representing 4,181 megawatts in installed capacity.

We are currently engaged in four major power projects in the Philippines, (i) a 650-megawatt oil-fired power plant project in Malaya, with completion scheduled for September 2010; (ii) a “build, operate and transfer” 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and completed in June 2002; the project cost of the Ilijan project was US$710 million, for which project finance on a limited recourse basis was provided; (iii) in February 2006, we acquired 40% of the total outstanding capital stock of SPC Power Corporation, an independent power producer operating a 206-megawatt Naga power complex in Cebu, the Philippines; and (iv) in February 2008, we started the construction of 200-megawatt CFBC coal power plant in Naga, Cebu where the current 206-megawartt Naga power complex exists. KEPCO SPC Power Corporation (the “KSPC”) was incorporated by us and SPC as a joint venture company that undertakes the construction, ownership, operation, management and maintenance of the Project. KSPC is 60% owned by us and 40% by SPC.

North America

On October 11, 2007, a consortium consisting of four Korean companies, including Korea Resources Corporation, Hanwha Corporation and SK Energy Co., Ltd. and us, entered into an agreement with CanAlaska Uranium, Ltd., a uranium exploration company located in Canada (“CanAlaska”), to carry out a joint uranium exploration project to search for uranium deposits across mines in the Cree East area in Canada. Under the terms of the agreement, each of the consortium members and CanAlaska will hold a 50% equity interest in the project and the term of the project will be for four years. The estimated capital expenditure for the project is C$19 million, all of which will be borne by the consortium through cash contributions over the life of the project. Our share of the estimated cash contribution is C$1.662 million for which we will receive a 12.5% equity interest in the project. If additional capital expenditure is required, the amount in excess of C$19 million will be shared equally between CanAlaska and the consortium.

On January 30, 2008, a consortium consisting of us, KHNP, our wholly-owned nuclear generation subsidiary, Korea Nuclear Fuel Co., Ltd., Hanwha Corporation and Gravis Capital Corp., a Canadian company, entered into an agreement with Fission Energy Corp., a uranium exploration company located in Canada, to carry out a joint uranium exploration project to develop a uranium mine near Waterbury Lake, Canada. Under the terms of the agreement, the consortium and Fission Energy Corp. will each hold a 50% equity interest in the project, which will have a term of three years. The estimated capital expenditure for the project is C$15 million, all of which will be borne by the consortium through cash contributions over the term of the project. Under the terms of the agreement, the consortium will purchase the 50% equity interest in the project held by Fission Energy Corp. upon the final payment of cash contributions by the consortium during the term of the project. We will have a 20% equity interest in the project and are expected to make estimated cash contribution of C$6 million. KHNP will hold a 15% equity interest and is expected to make estimated cash contribution of C$4.5 million. The other members of the consortium will each hold a 5% equity interest in the project and are each expected to make an estimated cash contribution of C$1.5 million.

Australia

On November 7, 2007, we and Korea East-West Power Corporation, or EWP, our wholly-owned generation subsidiary, entered into a share subscription agreement with Cockatoo Coal Limited, a coal exploration and mining company located in Australia. Under the terms of agreement, we and EWP acquired 40 million ordinary shares of Cockatoo Coal in equal proportions, representing approximately 9.5% of total equity ownership in Cockatoo Coal, for cash in the amount of A$16.8 million. We intend to participate in coal exploration projects or development projects with Cockatoo in the future.

On January 2, 2008, a consortium consisting of Korea Resources Corporation, Hanwha Corporation, we and four of our wholly owned generation subsidiaries, namely, Korea South-East Power Corporation,, Korea Midland Power Corporation, Korea Western Power Corporation, Korea Southern Power Corporation, entered into an agreement with Felix Resources Limited, an Australian coal mining company, to develop a coal mine located in Moolarben, New South Wales, Australia. Under the terms of agreement, the consortium purchased 10% equity interest in the Moolarben project from Felix Resources, of which we and our four generation subsidiaries own an aggregate of 5%. Felix holds 80% equity interest of the project. The consortium will participate in the mine development and operation through cash contribution which is equal to 10% of capital expenditure incurred on the project, and the amount is estimated around A$110 million for the life of mine, which is currently expected to be 21 years. Our four generation subsidiaries also have a coal offtake agreement for 2.5 million tons of coal per annum, and the mining will commence by the end of 2009. The reserve is approximately 300 million tons of high quality thermal coal with average production capacity of 10 million tons per annum.

Others

Since February 2006, we have been operating and providing maintenance services for combined cycle power plants in Lebanon with total capacity of 870 megawatts.

North Korea

In March 2005, we began providing electricity to the industrial complex located in Kaesong, North Korea, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Kaesong complex is the largest economic project between the two Koreas and is designed to combine the Republic’s capital and entrepreneurial expertise with the availability of land and labor of North Korea. The size of this industrial complex is expected to be increased in a number of phases, with the first phase involving the laying of the groundwork for the complex measuring 3.3 million square-meters, and will ultimately be increased to 66 million square-meters. The construction for plot preparation was completed at the end of 2007. In May 2004, we were selected as electricity supplier for the phase one development by the Ministry of Reunification. In December 2004, a memorandum of understanding between the two Koreas for electricity supply was reached, enabling us to design, build and operate all of the electricity supply facilities in and connecting to the Kaesong complex. In March 2005, we built a 22.9 kilovolt distribution line from Munsan substation in Paju, Gyeonggi Province to the Kaesong complex and became the first to supply electricity to pilot zones such as ShinWon Ebenezer. In April 2006, we started to construct a 154 kilovolt, 16 kilometer transmission line connecting Munsan substation to the Kaesong complex as well as Pyunghwa substation in the complex and began operations in May 2007. As of December 31, 2007, we supplied electricity to 226 units, including administrative agencies and support facilities and 68 companies, using a tariff structure identical to that of South Korea. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, project suspension or failure of the project as a result of a breakdown in the relationship between the Republic and North Korea. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of the Notes.”

The Light Water Reactor Project

The Korean Peninsula Development Organization, or KEDO, was chartered in March 1995 as an international consortium stipulated by the Agreed Framework, which was signed by the United States and North Korea in October 1994. KEDO signed an agreement with North Korea in December 1995 to construct two light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. KEDO designated us as its prime contractor to build two units of pressurized light water reactors with total capacity of 2,000 megawatts. We entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000.

However, when North Korea did not meet the conditions required for the continuation of the project, KEDO suspended the project in December 2003. Following the suspension, KEDO notified us of the termination of the project and the related turnkey contract between KEDO and us. The executive board of KEDO decided to terminate the light water reactor project on May 31, 2006. On December 12, 2006, we entered into a termination agreement with KEDO. According to the termination agreement, we assumed substantially all of KEDO’s rights and obligations related to the light water reactor outside of North Korea. In exchange, we waived the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. We recorded the equipment transferred under the termination agreement as other non-current assets in the amount of (Won)94 billion, and the estimated claims by subcontracts as other long-term liabilities in the amount of (Won)19 billion.

Pursuant to the terms of the termination agreement, we are required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses under the termination agreement are shared with KEDO through mutual negotiation. Our management believes that ultimate gains or losses could not be reasonably estimated as of December 31, 2007, as they are contingent upon disposal or reuse of the related assets and settlement of obligations.

Insurance

We carry insurance covering against certain risks, including fire, in respect of our key assets, including buildings, equipment, machinery, construction-in-progress and procurement in transit, as well as directors’ and officers’ liability insurance.

We maintain casualty and liability insurance against risks related to our business to the extent we consider appropriate and otherwise self-insure against such risks to the extent permitted by law. We do not separately insure against terrorist attacks.

These insurance and indemnity policies, however, cover only a portion of the assets that we and our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these assets.

Substantial liability may arise from the operation of nuclear-fueled generation units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insure against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to (Won)50 billion per accident per plant complex, for a total coverage of (Won)200 billion. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to (Won)50 billion per nuclear plant complex, for a total coverage of (Won)200 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, approximately US$486 million, at the rate of 1 SDR = US$1.61927 as posted on the Internet homepage of the International Monetary Fund on May 2, 2007 per single accident; provided that such limitation will not apply where KHNP intentionally caused the harm or knowingly failed to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of (Won)50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to (Won)50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to US$300 million on property and (Won)50 billion on liabilities. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent neither insured nor covered by the government indemnity.

Other than KHNP, neither we nor our generation subsidiaries carry any insurance against terrorist attacks specifically.

See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The amounts and scope of coverage of our insurance are limited.”

Affiliated Companies

We define our principal affiliates as companies in which we hold at least 20% and not more than 50% of the share capital, whose accounts are not required to be consolidated in our financial statements. We record these affiliates as investments under the equity method of accounting. See Note 6 of the notes to our consolidated financial statements. The table below sets forth for each of our principal affiliates the name and year of incorporation, our percentage shareholding and their principal activities as of December 31, 2007.

	Year of Incorporation	Ownership (Percent)	Principal Activities
Korea Gas Corporation	1983	24.5	Sales of liquefied natural gas
Korea District Heating Co. Ltd.	1985	26.1	Provision of heat
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	Disposal of power-plant ash and electric meter reading
YTN(1)	1993	21.4	Broadcasting
LG Powercomm Corporation.	2000	43.1	Communication line leasing
Gangwon Wind Power Co., Ltd.(2)	2001	15.0	Communication line leasing
Gansu Datang Yumen Windpower Co., Ltd.	2005	40.0	Construction and operation of utility plant
Cheongna Energy Co., Ltd.	2005	27.0	Generating and distributing steam and hot and cold water
Salcon Power Corporation	2006	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd	2007	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	Construction and operation of utility plant
Hyundai Green Power Co. Ltd.	2007	29.0	Generating electricity
KOMIPO Global Pte Ltd.	2007	100.0	Construction and operation of utility plant

Note:

(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.
(2)	Although we hold less than 20%, we deem Gangwon Wind Power as a principal affiliate as we can influence the major policies of this company through our voting power at the board of directors level.

Competition

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there were 28 electricity suppliers that are licensed to distribute electricity in 28 districts of Korea as of April 30, 2008. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge and Economy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. As of April 30, 2008, three districts were using this system, and 25 other districts were preparing to launch it. In comparison, as of December 31, 2006, one district was using this system and 20 other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in the 28 districts amounted to approximately 2.3% of the generation capacity of our generation subsidiaries as of April 30, 2008.

The power generation industry, which began its liberalization process with the establishment of our power generation subsidiaries in April 2001, may become further liberalized in accordance with the Restructuring Plan.

In the residential sector, consumers may use natural gas, oil and coal for space and water heating and cooking. However, currently there is no practical substitute for electricity for lighting and for many household appliances.

In the commercial sector, electricity is the dominant energy source for lighting, office equipment and air conditioning. Its other uses, such as space and water heating, natural gas and, to a lesser extent, oil, provide competitive alternatives to electricity.

In the industrial sector, currently there is no practical substitute for electricity in a number of applications, including lighting and power for many types of industrial machinery and processes. For other uses, such as space and water heating, electricity competes with oil and natural gas and potentially with gas-fired combined heating and power plants.

Regulation

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring stabilization of the supply and demand of electric power and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business. The KEPCO Act contemplates that we will engage in the following activities:

•	development of electric power resources;

•	the generation, transmission, transformation, distribution of electricity and other related business;

•	related investment, research and technology development;

•	business incidental to the foregoing; and

•	any other business activities entrusted to us by the Government.

The KEPCO Act currently requires that our profits be applied in the following order of priority:

•	first, to make up any accumulated deficit;

•	second, to set aside as a legal reserve of 20% or more of profits until the accumulated reserve reaches one-half of our capital;

•	third, to pay dividends to stockholders;

•	fourth, to set aside a reserve for expansion of our business;

•	fifth, to set aside a voluntary reserve for the equalization of dividends; and

•	sixth, to carry forward surplus profit.

According to our consolidated financial results as of December 31, 2007, the legal reserve was (Won)1,604 billion, the reserve for business expansion was (Won)17,919 billion, and the reserve for investment of social overhead capital was (Won)5,277 billion.

We are under the supervision of the Ministry of Knowledge and Economy, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See “Business Overview—Power Generation—Cost-based Pool System.” Each of our six generation subsidiaries holds an electricity generation license. We and 21 other suppliers of electricity under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act have a license for the distribution of electricity. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Rates” above.

Our operations are subject to various laws and regulations relating to environmental protection and safety. See “—Community Programs” above.

Proposed Sale by Us of Certain Power Plants and Equity Interests

In July 1998, the Government announced a plan to privatize Government-invested companies to increase their efficiency and induce foreign investment in Korea. In accordance with this plan, we intend to sell all or part of our 26.1% equity interest in Korea District Heating Co., Ltd. and our 24.5% equity interest in KGC at an appropriate time in the future. See “—Affiliated Companies.” In March 2003, as part of our privatization plan, we sold 51% of our total equity interest in, which represented in effect control of, Korea Electric Power Industrial Development Co., Ltd. for (Won)64.7 billion. In July 2000, we sold 15,757,000 shares of LG Powercom Corporation, our wholly-owned telecommunications subsidiary, representing approximately 10.5% of LG Powercom Corporation’s total issued and outstanding shares of common stock. In December 2002, we sold 68,250,000 shares of LG Powercom Corporation, representing approximately 45.5% of LG Powercom Corporation’s total issued and outstanding shares of common stock, and in April 2003, we sold 1,299,000 shares of LG Powercom Corporation, representing 0.87% of LG Powercom Corporation’s total issued and outstanding shares of common stock, to LG Powercom Corporation’s employee stock ownership association. Following such sales, our current ownership interest in LG Powercom Corporation is 43.1%. In November 2003, we issued in the international capital markets US$250 million in principal amount of exchangeable bonds with a 5-year maturity, exchangeable into LG Powercom Corporation shares that we own. The number of LG Powercom Corporation shares to be delivered upon exercise of the exchange right by the holders of these exchangeable bonds depends on the exchange price to be determined as 120% of the future initial public offering price of LG Powercom Corporation shares. LG Powercom Corporation is not required to complete a qualifying public offering, which means the first listing on the Korea Exchange, the New York Stock Exchange or the NASDAQ meeting certain requirements, prior to the maturity of these exchangeable bonds. In addition, we do not guarantee the qualifying public offering of LG Powercom Corporation. In November 2006, the holders of the exchangeable bonds exercised its right of early redemption as to US$191 million of the outstanding principal amount of the exchangeable bonds. We plan to sell our remaining interest in LG Powercom Corporation.

Since its failed initial public offering in 2002, Korea Plant Service & Engineering Co., Ltd (“KPS”), which was our wholly-owned subsidiary, made concerted efforts to enhance corporate value. In July 2007, upon determining that the expected offering price for KPS exceeded its book value, the Government decided to list Korea Plan Service & Engineering on the Korea Exchange. In August 2007, our board of directors signed a resolution authorizing KPS’ initial public offering. In December 2007, KPS completed an offering of 9,000,000 shares, or approximately 20% of its share capital to the public and became listed on the Korea Exchange.

Set forth below is our plan of selling certain assets as currently contemplated. The completion of our plans, however, is subject to, among other considerations, Government policies relating to us and market conditions.

Subsidiaries	Primary business	Book value as of December 31, 2007	Ownership percentage as of December 31, 2007	Ownership percentage to be sold
		(in billions of Won)
Korea South-East Power Co., Ltd.	Electricity generation	2,092	100.0%	100.0%

Korea District Heating Co., Ltd.	Generating and distributing electricity and heat	187	26.1	Not determined

Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	29	49.0	Not determined

LG Powercom Corporation	Leasing telecommunication lines and providing internet access	389	43.1	33.1

Korea Gas Corporation	Importing and wholesaling LNG	938	24.5	Not determined

Korea Plant Services & Engineering Co., Ltd.	Overhauling and repairing power plants	287	80.0	80.0

Korea Power Engineering Co., Ltd.	Designing and engineering power plants	26	97.9	Not determined

In January 2000, we established LG Powercom Corporation (formerly known as PowerComm), a telecommunication company, as part of disposing of our non-core business and ensuring fair usage and competition through the efficient use of our telecommunication network. We have transferred approximately (Won)713 billion of our fiber optic network assets as well as approximately (Won)36 billion of cash to LG Powercom Corporation. LG Powercom Corporation has since obtained a telecommunications license from the Government, and is capable of operating its telecommunication business independently. After a series of sales commencing in July 2000, our ownership interest in LG Powercom Corporation is 43.1%. Depending on market conditions, we may dispose of our remaining equity interest in LG Powercom Corporation in domestic and foreign markets.

On September 27, 2007, the investment trust management agreement among Prudential Asset Management Co. Ltd., Hana Daetoo Securities Co., Ltd., Korea Investment & Securities Co., Ltd., collectively as investment managers, was terminated upon expiration of its term under the contract. Under this agreement, the aforementioned investment managers managed the assets contributed by us into a special purpose vehicle, established in December 1992 for the purpose of market stabilization of the Korea Stock Exchange, into which we and certain other companies in Korea made an investment by way of in-kind contribution of our and their respective treasury stock. Following the termination of the investment trust management agreement, our treasury stock contributed into such vehicle was sold in the market, and we received the net proceeds thereof in the amount of (Won)84 billion. The aggregate amount of our assets at the time of initial contribution under the investment trust management agreement was (Won)50 billion.

PROPERTY, PLANT AND EQUIPMENT

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See “—Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 411 Youngdong-daero, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. As of December 31, 2007, the net book value of our property was (Won)67,563 billion. No significant amount of our properties is leased.

ITEM 4A. UNRESOLVED STAFF COMMENTS

On September 28, 2007, we received a letter from the staff of the U.S. Securities and Exchange Commission commenting on certain information in Item 5. Operation and Financial Review and Prospectus and notes to the consolidated financial statements included in our annual report for the fiscal year ended December 31, 2006. On October 26, 2007, we submitted our response to the staff’s comments. We have prepared this annual report in light of the staff’s comments contained in the letter dated September 28, 2007.

Other than as noted above, we do not have any unresolved comments from regarding our periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We expect that the implementation of the Restructuring Plan will over time materially change the environment in which we operate, and, accordingly, our historic performance may not be indicative of our future results of operations and capital requirements and resources. See Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

OPERATING RESULTS

Overview

In 2005, 2006 and 2007, we had consolidated operating revenues of (Won)25,445 billion, (Won)27,409 billion and (Won)29,137 billion (US$31,136 million), respectively, principally from the sale of electricity. As we are a predominant market participant in the Korean electricity industry, our business is heavily regulated by the Government with respect to the rates we charge to customers for the electricity we sell. However, our business requires a high level of capital expenditures and is subject to a number of variable factors, including demand for electricity in Korea and fluctuation in costs, such as fuel prices which are impacted by the movements in the exchange rates between the Won and other currencies.

Demand for Electricity and Rates

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 5.8% per annum for the five years ended December 31, 2007. According to The Bank of Korea, real gross domestic product, or GDP, compounded growth rates was approximately 4.3% for the same period. The GDP growth rate was 5.0% for 2007 as compared to 5.0% in 2006. Demand for electricity may be categorized either by the nature of its usage or by the type of customers as used for the purpose of charging electricity tariff. See Item 4 “Information on the Company—Business Overview—Rates.” The following describes the demand for electricity by the nature of its usage:

•

The industrial usage currently represents the largest segment of electricity consumption in Korea. While the industrial usage (including the agricultural usage) has increased steadily as a result of economic growth in Korea, it has gradually declined as a percentage of total consumption from 58.0% in 1997 to 50.5% in 2007. In addition, demand from the industrial usage (including the agricultural usage) increased by 6.6% to 186,252 million kilowatt hours in 2007 as compared to 2006.

•

The commercial usage accounted for 34.8% of electricity consumed in 2007 in Korea. The commercial usage has increased in recent years, both in absolute terms and as a percentage of total demand. The commercial usage has shown the highest rate of growth in demand since 1980 and increased by 5.5% to 128,180 million kilowatt hours in 2007 as compared to 2006.

•	The residential usage increased by 3.1% to 54,174 million kilowatt hours in 2007 as compared to 2006.

The rapid growth in Korean economy since the early 1960s has resulted in substantial growth in demand for electricity. While the worldwide economic recession of the early 1980s slowed economic growth in Korea, in the latter half of the 1980s, the Korean economy resumed rapid growth and resulted in a substantial increase in demand for electricity. The slow economic growth in Korea in the early 1990s resulted in a slight decline in the growth of demand for electricity. Following the Asian financial crisis in 1998, electricity demand contracted in Korea for several years but resumed stable growth in the early 2000s with an annual growth rate between 5% and 8%. However, consumption, particularly during periods of peak demand, continues to press the limits of available supply. Accordingly, we anticipate that demand for electricity will continue to increase in 2008. The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	2003	2004	2005	2006	2007
Growth in GDP (at 2000 constant prices)	3.1%	4.6%	4.0%	5.0%	5.0%
Growth in electricity consumption	5.4%	6.3%	6.5%	4.9%	5.7%

For additional discussions on demand by the type of customers, see Item 4 “Information on the Company Business Overview—Sales and Customers—Demand by the Type of Usage.”

The Electricity Business Law and the Price Stabilization Act prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. In order to revise the rates we charge or change the electricity rate structure, we submit our recommendations, which are then reviewed by the Ministry of Knowledge and Economy, or MOKE, which then makes a final determination following consultation with the Electricity Rates Expert Committee of the MOKE and the Ministry of Strategy and Finance. Under the recently amended Electricity Business Law, the Korean Electricity Commission must review these recommendations prior to the final determination by the MOKE. On January 1, 2003, as part of a plan to improve the rate structure, the MOKE adjusted the rates among the various types of consumers. As a result of this rate adjustment, industrial rates increased by 2.5%, while residential and commercial rates decreased by 2.2% and 2.0%, respectively. On March 1, 2004, the MOKE revised our rate schedule, which resulted in a 1.5% reduction of our average rates, with a decrease in residential, commercial and educational rates by 2.8%, 3.5% and 3.0%, respectively, and no change in the industrial rates. On December 28, 2005, the MOKE adjusted our rate schedule which resulted in a 2.8% increase of our average rates, with an increase in industrial, residential, commercial and agricultural rates by 3.3%, 2.4%, 2.8% and 0.9%, respectively, and a decrease in educational rates by 15.3%. On January 1, 2008, the MOKE adjusted our rate schedule by increasing the average industrial rates and average night power usage rates by 1.0% and 18.0%, respectively, while reducing the average commercial rates by 3.0%. As a result of such adjustments, which had the effect of balancing out the increase with the decrease, our overall average rate is not expected to change.

See “Business Overview—Sales and Customers—Rates.”

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. As of March 31, 2008, three districts are using this system and 25 other districts are preparing to launch it. The percentage of electricity supplied by the supplier in that one district accounts for less than 1.0% of the total electricity supplied by Korea. The generation capacity installed or under construction of the electricity suppliers in the 28 districts amounted to approximately 2.3% of the generation capacity of our generation subsidiaries as of April 30, 2007. If this system is widely adopted, this system will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolistic to-date. Unless we become more operationally efficient so as to keep the loss of our market share to the minimum, this system is likely to have a material adverse effect on our business, growth, revenues and profitability.

The table below sets forth for the year ended December 31, 2006 and 2007 and as of March 31, 2008, the number of districts with government permits to participate in the Community Energy Supply, the number of apartments in such districts and generating capacity to be installed.

For the years ended and as of	Number of Districts with Permit to Participate	Number of Apartments	Generating Capacity
		(in thousands)	(Megawatts)
December 31, 2006	20	189	777
December 31, 2007	6	53	328
March 31, 2008	2	59	212
Total	28	301	1,317

Increase in Fuel Cost

Our results of operations are also significantly affected by the cost of producing electricity, which is subject to a variety of factors, including, in particular, the cost of fuel.

Cost of fuel in any given year is a function of the volume of fuels consumed and the unit fuel cost for the various types of fuel used for generation of electricity (i) by our generation subsidiaries or (ii) by independent power producers from whom we purchase electric power. A significant change in the unit fuel costs materially impacts the costs of electricity generated by our generation subsidiaries (which costs form part of our power generation, transmission and transmission costs expenses) as well as, to our knowledge, the costs of electricity generated by the independent power producers that sell their electricity to us (which costs form part of our purchased power expenses). We believe that unit fuel costs materially impact the total fuel costs for both generated power and purchased power, but are unable to provide a comparative analysis since the unit fuel cost information for purchased power is proprietary information of the independent power producers, who use a significantly different composition of the types of fuels for power generation.

Fuel costs accounted for 29.7%, 32.6% and 35.7% of our operating revenues and 35.2%, 37.2% and 39.5% of our operating expenses in 2005, 2006 and 2007, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted in light of market conditions. See Item 4 “Information on the Company—Business Overview—Fuel.”

Uranium accounted for 42.0%, 41.0% and 37.6% of our fuel requirements in 2005, 2006 and 2007, respectively. Coal accounted for 38.6%, 38.7% and 41.0% of our fuel requirements in 2005, 2006 and 2007, respectively. Oil (including diesel for internal combustion) accounted for 4.6%, 4.1% and 4.3% of our fuel requirements in 2005, 2006 and 2007, respectively. LNG accounted for 14.0%, 15.3% and 16.4% of our fuel requirements in 2005, 2006 and 2007, respectively. In each case, the fuel requirements are measured by the amount of electricity generated and do not include electricity purchased from third parties. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets. In recent years, the price of bituminous coal has substantially increased. See Item 4 “Information on the Company—Business Overview—Fuel.” In 2007, approximately 76.5% of the combined bituminous coal requirements of our generation subsidiaries was purchased under long-term contracts and 23.5% purchased on the spot market. The average “free on board” Newcastle coal price index in 2007 was US$65.3 per ton. In March 2008, the average “free on board” Newcastle coal price index reached US$125.6 per ton. If the bituminous coal price continues to be at its current level or higher, our generation subsidiaries will be unable to secure their respective bituminous coal supplies at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost. In addition, there have been recent increases in crude oil prices that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost.

Because the Government regulates the rates we charge for the electricity we sell (see Item 4 “Information on the Company—Business Overview—Rates”), our ability to pass on such cost increases to our customers is limited. We estimate that the recent spike in fuel prices has had a material adverse effect on our results of operations and profitability in 2008 to date. If the fuel prices continue to increase and the Government maintains the current level of electricity tariff or does not increase it to a level to sufficient to offset the adverse impact from rising fuel prices, our business, financial condition, results of operations and cash flows would seriously suffer.

Nuclear power has a stable low-cost structure and forms a significant portion of the base load of Korean electricity supply. Due to significantly lower fuel costs as compared with those of conventional power plants, our nuclear power plants generally operate at full capacity with only routine shutdowns for check-up and overhauls lasting 30 to 40 days. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants, for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants, for planned overhaul, during which a mechanical problem was discovered, giving rise to concerns over its safety. After the overhaul, this nuclear power plant resumed its operations in April 2004. Kori-1 unit, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life on June 18, 2007. KHNP submitted an extension application to MEST to extend the terms of operation for Kori-1 unit for another 10 years. MEST approved the application on December 11, 2007, and Kori unit-1 recommenced its commercial operations in January 9, 2008.

We made up for the shortage in electricity generation resulting from stoppages of these nuclear power plants with power generated by our coal-fired power plants. Because coal-fired power plants carry higher fuel costs, our fuel cost increased further in 2007 as compared to 2006.

Movements of the Won Against the U.S. Dollar and Other Foreign Currencies

Due to adverse economic conditions and reduced liquidity, the value of the Won in relation to the U.S. dollar and other major foreign currencies declined substantially in 1997 but since then has risen substantially, except for a modest decline in 2000 and 2001. Recently, the Won has appreciated significantly since the financial crisis of late 1997. For fluctuations in exchange rates, see Item 3 “Key Information—Selected Financial Data—Currency Translations and Exchange Rates.” Depreciation of the Won in the past has had a material effect on the cost of servicing our foreign currency debt and the cost of fuel materials and equipment we purchase from overseas sources. As of December 31, 2007, approximately 27.1% of our debt was denominated in foreign currencies, principally in U.S. dollars and Yen. The prices for substantially all of the fuel material and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or through the conversion of Won to effect such purchases or service such debt. As a result, any significant depreciation of the Won against the U.S. dollar or other foreign currencies will result in foreign exchange transaction or translation losses and adversely impact our financial condition and results of operations. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

Preparation and Presentation of Financial Statements

We newly adopted SKAS No. 21-”Preparation and Presentation of Financial Statements,” SKAS No. 23-”Earning per Share” and SKAS No. 25-”Consolidation Financial Statements,” effective from January 1, 2007. Adoption of these newly effective SKAS in 2007 did not result in any change to reported net income or shareholders’ equity in 2005 and 2006. Pursuant to adoption of SKAS No. 21, valuation gain on available-for-sale, unrealized loss and gain on investment securities using the equity method, cumulative effect of foreign currency translation and valuation loss on derivatives, formerly classified as capital adjustments, are reclassified as accumulated other comprehensive income. In addition, pursuant to adoption of SKAS No. 25, income before minority interest is reclassified as net income. Furthermore, controlling interest in net income and minority interest in net income are separately presented in the consolidated statements of income.

Income Taxes

In 2007, we adopted amended SKAS No. 16—“Income Taxes” which are amended such that additional payment of income taxes and income tax refunds, formerly classified as other income (expenses), are reclassified as income taxes. Moreover, consolidated subsidiaries’ deferred income tax assets and liabilities, formerly recorded at net amount, are separately recorded in the consolidated balance sheets.

Certain amounts and accounts of prior years’ financial statements are reclassified to conform to the current period’s presentation. The reclassification effect of the prior years’ financials statements are summarized below. This reclassification does not affect the net income (controlling interest in net income) or shareholders’ equity of prior years.

2005	Won(millions)
	As previously reported		As adjusted		Adjustment
Income before income tax	(Won)	3,831,748	(Won)	3,824,623	(Won)	7,125
Income tax expenses		(1,399,419)		(1,392,294)		(7,125)

2006	Won(millions)
	As previously reported		As adjusted		Adjustment
Non-current assets	(Won)	68,644,161	(Won)	70,417,142	(Won)	(1,772,981)
Current assets		8,791,325		8,823,387		(32,062)

Total assets		77,435,486		79,240,529		(1,805,043)

Long-term liabilities		(25,579,322)		(27,352,303)		1,772,981
Current liabilities		(8,620,677)		(8,652,739)		32,062

Total liabilities		(34,199,999)		(36,005,042)		1,805,043

Income before income tax	(Won)	3,389,175	(Won)	3,369,114	(Won)	20,061
Income tax expenses		(1,143,411)		(1,123,350)		(20,061)

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

Critical Accounting Policies

The following discussion and analysis is based on our consolidated financial statements. The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, our management has identified “critical accounting policies.”

We make a number of estimates and judgments in preparing our consolidated financial statements. These estimates may differ from actual results and have a significant impact on our recorded assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We consider an estimate to be a critical accounting estimate if it requires a high level of subjectivity or judgment, and a significant change in the estimate would have a material impact on our financial condition or results of operations. Further discussion of these critical accounting estimates and policies is included in the notes to our consolidated financial statements.

Accounting for Regulation

Under U.S. GAAP, SFAS No. 71—“Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of GAAP by non-regulated businesses. We are required to recognize regulatory liabilities or regulatory assets on the consolidated financial statements by a corresponding charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. If, as a result of deregulation, we no longer meet the criteria for application of SFAS No. 71, the elimination of the regulatory assets and liabilities is charged or credited to current operations.

Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process. If future recovery of costs ceases to be probable, all or part of the regulatory assets and liabilities would have to be written off against current period earnings. As of December 31, 2007, the consolidated balance sheet included regulatory assets of (Won)668 billion and regulatory liabilities of (Won)1,399 billion. Our management evaluates the anticipated recovery of regulatory assets, liabilities, and revenue subject to refund and provides for allowances and/or reserves as appropriate. As of December 31, 2007, we did not have any allowances or reserves related to regulatory assets.

Decommissioning Costs

We record the fair value of estimated decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of income.

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

During 2004, we adopted SKAS No. 17, “Provision and Contingent Liability & Asset.” Under this standard, we record the fair value of the liabilities for decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. We would also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of income.

As of December 31, 2005, 2006 and 2007, we recorded a liability of (Won)6,915 billion, (Won)7,543 billion and (Won)8,206 billion, respectively, as the cost of dismantling and decontaminating existing nuclear power plants. During 2003, we updated our engineering study on the estimated decommissioning costs of our nuclear facilities and applied the amount prospectively. As a result of this change in estimate, the provisioning for decommissioning costs increased by (Won)72,888 million in 2003 under Korean GAAP. In addition, during 2004, we updated the 2003 study and estimates for its liability for decommissioning costs based on new engineering studies provided by other third parties. Major revisions made in this study related to increases in dismantling cost per power plant, cask maintenance costs for spent fuel and maintenance cost after closedown of interim storage and operating costs for radioactive wastes. In addition, the 2004 study revised the timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study, since these factors were our best estimates at the time we elected to adopt SKAS No. 17. With the adoption of SKAS No. 17, we re-measured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate up to prior year into the beginning balance of retained earnings.

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

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2007. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

Useful Lives of Property, Plant and Equipment

In accordance with Korean GAAP, property, and plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2007, totaled (Won)67,563 billion (US$72,198 million) representing more than 81.5% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

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

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (included in nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30 ~ 40
Capitalized asset retirement costs of loaded nuclear fuel	—
Others	4 ~ 9

Generally, useful live is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated or the assets experienced unexpected levels of wear and tear, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expenses in future periods.

Impairment of Long-lived Assets

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review the long-lived assets for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (1) if an indicator of impairment has occurred, (2) how assets should be grouped, (3) the forecast of undiscounted expected future cash flow over the asset’s estimated useful life to determine if an impairment exists, and (4) if an impairment exists, the fair value of the asset or asset group. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

Results of Operations

2007 Compared to 2006

In 2007, our revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.2% to (Won)28,501 billion from (Won)26,590 billion in 2006, reflecting primarily a 5.7% increase in kilowatt hours of electricity sold in 2007 and a 2.1% average effective tariff increase in December 2006 which resulted in higher revenues in 2007. The increase in electricity sold was primarily attributable to a 6.5% increase in kilowatt hours of electricity sold to the industrial sector, a 5.7% increase in kilowatt hours of electricity sold to the commercial sector and a 3.3% increase in kilowatt hours of electricity sold to the residential sector.

Operating expenses increased by 9.6% to (Won)26,316 billion in 2007 from (Won)24,014 billion in 2006, primarily due to a 9.4% increase in power generation, transmission, and distribution expenses, which accounted for 83.1% of the total operating expenses in 2007, to (Won)21,860 billion in 2007 from (Won)19,985 billion in 2006. This increase was primarily due to a 16.3% increase in fuel costs from (Won)8,938 billion in 2006 to (Won)10,391 billion in 2007 as a result of an increase in unit fuel costs, particularly bituminous coal, and increased power generation, as well as a 5.8% increase in maintenance costs from (Won)2,036 billion in 2006 to (Won)2,154 billion in 2007, as a result of an increase in the maintenance periods of our power facilities. For further information on the increase in fuel costs from 2006 to 2007, see Item 4. “Information on the Company—Fuel.” Purchased power, which accounted for 9.8% of the total operating expenses in 2007, increased by 24.6% to (Won)2,584 billion in 2007 from (Won)2,073 billion in 2006, primarily due to the increase of unit fuel costs as well as a 5.7% increase in demand for electricity.

Selling and administrative expenses increased by 2.2% to (Won)1,610 billion in 2007 from (Won)1,576 billion in 2006, primarily due to an increase in labor cost due to increased hiring and the annual wage increase and an increase in depreciation and amortization expenses primarily arising from an increase in acquisition of intangible assets arising from the installation of an enterprise resource planning system.

As a result of the foregoing, our operating income for 2007 decreased by 16.9% to (Won)2,822 billion in 2007 from (Won)3,395 billion in 2006.

Net non-operating loss significantly increased to (Won)428 billion in 2007 from (Won)26 billion in 2006, primarily due to the effect of recording net loss on foreign currency transactions and translation in the amount of (Won)145 billion in 2007 compared to net gain on foreign currency transactions and translation in the amount of (Won)417 billion in 2006, which mainly resulted from Won depreciation against U.S. dollar in 2007. This was partially offset by a 49.4% increase in net equity income of affiliates to (Won)120 billion in 2007 from (Won)80 billion in 2006, which was mainly due to the increases in net income of our affiliates, such as Korea Gas Corporation and LG Powercom Corporation, and the effect of recording a net valuation gain on financial derivatives in the amount of (Won)24 billion in 2007 as compared to a net valuation loss on financial derivatives in the amount of (Won)173 billion in 2006, which resulted primarily from our entering into a significant number of swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

Our income tax expenses decreased to (Won)926 billion in 2007 from (Won)1,123 billion in 2006, due primarily to a decrease in income before income taxes. However, our effective tax rate increased to 38.70% in 2007 from 33.34% in 2006, primarily due to a decrease in tax benefit as a result of a decrease in dividend income from our affiliates and an increase in equity income of our affiliates.

As a cumulative result of the above factors, our net income decreased by 34.7% to (Won)1,467 billion in 2007 from (Won)2,246 billion in 2006.

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

Operating expenses increased by 11.6% to (Won)24,014 billion in 2006 from (Won)21,523 billion in 2005, primarily due to a 11.6% increase in power generation, transmission, and distribution expenses, which accounted for 83.2% of the total operating expenses in 2006, to (Won)19,985 billion in 2006 from (Won)17,915 billion in 2005. The increase was primarily due to a 18.1% increase in fuel costs from (Won)7,568 billion in 2005 to (Won)8,938 billion in 2006 as a result of an increase in unit fuel costs, particularly oil and LNG, and increased power generation. For further information on the increase in fuel costs from 2005 to 2006, see Item 4. “Information on the Company—Fuel.” Purchased power, which accounted for 8.6% of the total operating expenses in 2006, increased by 17.0% to (Won)2,073 billion in 2006 from (Won)1,772 billion in 2005, primarily due to the increase of unit fuel costs as well as a 4.9% increase in demand for electricity.

Selling and administrative expenses increased by 3.8% to (Won)1,576 billion in 2006 from (Won)1,519 billion in 2005, primarily due to a 1.7% increase in labor cost and a 4.6% increase in expenses for sales commissions mainly related to the electricity metering service. The electricity metering service consists of (i) taking monthly readings of electricity meters located at the customers’ homes and businesses, (ii) remitting invoices to customers for electricity usage, (iii) terminating electricity transmission upon customers’ request or non-payment of the invoiced amount and (iv) related administrative and other services, all of which are outsourced to outside service providers. We pay for this service on a commission basis largely based on the number of electricity meters covered by the relevant service provider. We do not generate any revenue from this service, and accordingly, there is no corresponding change between the revenue generated by us and the expense incurred by us in respect of this service.

As a result of the foregoing, our operating income for 2006 decreased by 13.4% to (Won)3,395 billion in 2006 from (Won)3,922 billion in 2005.

Net non-operating loss significantly decreased to (Won)26 billion in 2006 from (Won)97 billion in 2005, primarily due to the effect of recording net valuation loss on financial derivatives in the amount of (Won)173 billion in 2006 compared to net valuation gain on financial derivatives in the amount of (Won)167 billion in 2005, which resulted mainly from the Won appreciation against U.S. dollar in 2006, which was partially offset by a 40.4% increase in net gain on foreign currency transactions and translation to (Won)417 billion in 2006 from (Won)297 billion in 2005, which, in each case, resulted from the Won appreciation against U.S. dollar in 2006, and further offset by prior year error correction in the aggregate amount of (Won)110 billion in 2006 related to the liability of nuclear decommission costs and the reversal of accumulated deferred tax liabilities regarding dividends received from equity method investees and a significant increase in other net expense to (Won)268 billion in 2006 from (Won)85 billion in 2005.

Our effective tax rate decreased to 33.34% in 2006 from 36.40% in 2005, due primarily to a decrease in income taxes to (Won)1,123 billion in 2006 from (Won)1,392 billion in 2005, primarily as a result of tax adjustments to increased dividend income from our affiliates.

As a cumulative result of the above factors, our net income decreased by 7.6% to (Won)2,226 billion in 2006 from (Won)2,408 billion in 2005.

LIQUIDITY AND CAPITAL RESOURCES

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

Capital Requirements

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was (Won)7,610 billion in 2005, (Won)7,802 billion in 2006 and (Won)6,984 billion (US$7,463 million) in 2007. Total long-term debt as of December 31, 2007 (including the current portion and discount on debentures on and excluding premium on debentures) was (Won)20,945 billion (US$22,382 million), of which (Won)15,277 billion (US$16,326 million) was denominated in Won and an equivalent of (Won)5,667 billion (US$6,056 million) was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were (Won)680 billion in 2005, (Won)797 billion in 2006 and (Won)1,032 billion (US$1,103 million) in 2007.

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

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were (Won)6.7 trillion in 2005, (Won)7.5 trillion in 2006 and (Won)8.5 trillion (US$9.1 billion) in 2007 and under current plans, are estimated to be approximately (Won)10.7 trillion in 2008 and approximately (Won)13.4 trillion in 2009.

In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding debt as of December 31, 2007 in 2008 to 2012 and thereafter are set forth in the table below:

Year ended December 31	Local currency borrowings	Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
	(in millions of Won)
2008	1,563,975	42,559	2,370,000	694,243	1,343	4,672,120
2009	2,250,848	67,590	2,120,000	1,118	1,040,796	5,480,352
2010	1,409,583	63,248	2,480,000	813,023	—	4,765,854
2011	711,163	63,530	460,000	376,233	—	1,610,926
2012	228,061	63,402	1,420,010	282,295	—	1,993,768
Thereafter	143,825	139,025	120,000	2,018,669	—	2,421,519

	6,307,455	439,354	8,970,010	4,185,581	1,042,139	20,944,539

We have incurred interest charges (including capitalized interest) of (Won)1,014 billion in 2005, (Won)1,191 billion in 2006 and (Won)977 billion (US$1,044 million) in 2007. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 5.30% in 2005, 5.17 % in 2006 and 4.85% in 2007.

We paid dividends on our common stock of (Won)729 billion in 2005, (Won)738 billion in 2006 and (Won)642 billion (US$686 million) in 2007. We will pay dividends to holders of our common stock as of December 31, 2007 in the amount of (Won)467 billion during 2008.

Capital Resources

In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. As of December 31, 2007, our long-term debt, excluding the current portion thereof, as a percentage of shareholders’ equity was 36.4%. We incurred (Won)4,098 billion of long-term debt in 2005, (Won)4,918 billion in 2006 and (Won)5,198 billion (US$5,555 million) in 2007. As of December 31, 2007, the current portion of long-term debt was (Won)4,670 billion (US$4,991 million) as compared to (Won)4,221 billion as of December 31, 2006. As of December 31, 2007, we had (Won)820 billion (US$877 million) of short-term borrowings as compared to (Won)477 billion as of December 31, 2006. See Note 17 of the notes to our consolidated financial statements.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency denominated long-term debt decreased to (Won)5,223 billion (US$5,581 million) as of December 31, 2007 from (Won)5,939 billion as of December 31, 2006.

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

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. In case of adverse economic developments in Korea, however, the share price at which such financing may be available may not be acceptable to us. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea could adversely affect us.”

Our total stockholders’ equity increased from (Won)43,235 billion as of December 31, 2006 to (Won)44,267 billion (US$47,304 million) as of December 31, 2007.

Liquidity

Substantially all of our revenues are denominated in Won. However, as of December 31, 2007, 27.1% of our long-term debt (including the current portion thereof) was denominated in currencies other than Won. We have incurred such foreign currency debt in the past principally due to the limited availability and the high cost of Won-denominated financing in the Republic. Although we intend to continue to raise certain amounts of capital through long-term foreign currency debt, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.

We enter into currency swaps and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 24 of the notes to our consolidated financial statements. Due to the considerable amount of our long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt.

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

Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress increased from (Won)8,393 billion as of December 31, 2006 to (Won)9,824 billion (US$10,498 million) as of December 31, 2007. Fuel costs represented 33.6% and 36.5% of revenues from sale of electric power in 2006 and 2007, respectively.

We had a working capital deficit (defined as current liabilities minus current assets) of (Won)3 billion (US$3 million) as of December 31, 2007, compared to a working capital surplus (defined as current assets minus current liabilities) of (Won)171 billion as of December 31, 2006, mainly due to an decrease in cash and cash equivalents as well as an increase in the current trade payables. Due to the capital-intensive nature of our business, we have traditionally operated with a working capital deficit, and we may have substantial working capital deficit in the future.

During 2006 and 2007, we declared and paid dividends of (Won)732 billion and (Won)621 billion related to income earned in 2005 and 2006, respectively. In March 2008, we paid a dividend of (Won)467 billion related to income earned in 2007.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2007.

Contractual Obligations and Commercial Commitments

The following summarizes certain of our contractual obligations as of December 31, 2007 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	(Won)	20,945	(Won)	4,672	(Won)	10,246	(Won)	3,605	(Won)	2,422
Interest payments on long-term debt(3)		1,014		169		422		278		145
Short-term borrowings		820		820
Plant construction		46,035		3,982		16,173		11,344		14,536
Accrual for retirement and severance benefits(6)		1,085		48		133		169		735

Total		16,899		9,691		26,974		15,396		17,838

Notes:

(1)	We entered into capital lease agreements with Korea Development Leasing Corporation and others for certain computer systems. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2007 were immaterial.
(2)	Includes the current portion and excludes amortization of note discount and issue costs.
(3)	As of December 31, 2007, a portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2007 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.
(4)	Represents, as of December 31, 2007, the amount of the severance and retirement benefits which we will be required under applicable Korean laws to pay to all of our employees when they reach their normal retirement age.

For a description of our commercial commitments and contingent liabilities, see Note 32 of the notes to our consolidated financial statements.

We entered into a power purchasing agreement with GS EPS Co., Ltd., formerly LG Energy Co., Ltd., and other independent power producers, under which and in accordance with the Electricity Business Act of Korea we are required to purchase a minimum amount of power from these companies. Power we purchased from these companies amounted to (Won)1,170 billion, (Won)1,299 billion and (Won)1,487 billion for the years ended December 31, 2005, 2006 and 2007, respectively.

We have entered into contracts with domestic and foreign suppliers (including Korea Gas Corporation, a related party) to purchase bituminous coal, anthracite coal and LNG. These contracts generally have terms of three months to one year and provide for periodic price adjustments to then-market prices. Under most of the coal purchase contracts, we are required to purchase an annual quantity of coal. See Note 32 of the notes to our consolidated financial statements for further details of these contracts. We have also entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others.

We import all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 32 of the notes to our consolidated financial statements for further details of these contracts.

Under the rules on the Usage of Power Transmission Facilities approved by the MOKE, which took effect on January 1, 2007, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

In July 2005, we entered into an agreement with the Government to invest (Won)852 billion for the construction of generating facilities using alternative energy sources and spend (Won)201 billion in research and development related to the development of renewable energy by July 2008. As of December 31, 2007, the outstanding balance of major agreements related to development of renewable energy including wind, solar and small hydroelectric energy was (Won)315 billion.

We provide guarantees in the aggregate amount of US$102 million, including performance guarantees for our foreign subsidiaries, such as KEPCO Ilijian Co.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2007 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, EUR, INR, AUD)
Payment of import letter of credits	Korea Exchange Bank and others	US$ (Won)	1,357,400 18,764
Payment of customs duties	Korea Exchange Bank and others	(Won)	10,298
Inclusive credits	Korea Exchange Bank	(Won)	621,200
Borrowings	Woori Bank and others	US$ (Won)	110,000 310,000
Performance guarantees	Korea Exchange Bank and others	US$	158,620
Payment of foreign currency	Korea Exchange Bank	EUR INR	88 29,125
	Shinhan Bank	AUD US$	462 1,563

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$)
Overdraft	Korea Exchange Bank and others	US$ (Won)	40,000 809,500
Discount on promissory note	Korea Exchange Bank and others	(Won)	319,000
Commercial paper	Korea Exchange Bank and others	(Won)	150,000
Trade financing	National Agricultural Cooperative Federation and others	(Won)	140,000
Repayment guarantees for foreign currency debentures	Korea Development Bank	US$	757,595
Trade financing	Shinhan Bank	US$	2,000

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

We have entered into contracts with Doosan Industrial Co., Ltd. and others in the aggregate amount of (Won)4,344 billion (US$4,642 million) and JPY17.8 million as of December 31, 2007 for construction of power plant facilities and facility maintenance.

We provide performance guarantees to the Lebanon Electricity Agency in respect of the operation of the Lebanon power generation plant in the amount of US$17.3 million.

Other than as described in this report and also in Note 32 of the notes to our consolidated financial statements, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2007.

As of December 31, 2007, we and our generation subsidiaries were engaged in 313 lawsuits as a defendant and 76 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us was (Won)385 billion, for which we have made a reserve of (Won)28 billion as of December 31, 2007, and the total amount claimed by us was (Won)41 billion as of December 31, 2007. While the outcome of these lawsuits cannot presently be determined, our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation. For a description of our legal proceedings, see Item 8 “Financial Information—Legal Proceedings.”

We also have contingent liabilities under the termination agreement with the Korean Peninsula Energy Development Organization. See Note 32(e) of the notes to our consolidated financial statements.

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

Adjustments to Net Income:

	2005		2006		2007		2007
	(In millions of Won and thousands of US$)
NET INCOME UNDER KOREAN GAAP	(Won)	2,432,329	(Won)	2,245,764	(Won)	1,467,168	$1,567,822
ADJUSTMENTS:
MINORITY INTERESTS		(24,686)		(20,204)		(40,711)	(43,504)
OPERATING INCOME
Asset revaluation (note 35(b))		438,382		389,184		330,115	352,762
Special depreciation (note 35(c))		(6,407)		(5,389)		(5,328)	(5,694)
Regulated operations (note 35(d))		(14,227)		(56,971)		(2,135)	(2,281)
Capitalized foreign currency translation (note 35(f))		183,850		171,462		151,088	161,453
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 35(e))		(12,518)		(11,126)		(1,461)	(1,561)
Liabilities for decommissioning costs and capitalized asset retirement costs (note 35(j))		94,913		26,273		81,335	86,915
Reserve for self-insurance (note 35(m))		5,266		5,324		5,331	5,697
Revenue recognition (note 35(a))		—		(488)		52,057	55,628
Intangible assets (note 35(g))		—		—		(44,013)	(47,032)
Classification differences in the consolidated statements of income(*)		(230,521)		(185,973)		(157,762)	(168,585)
OTHER INCOME (EXPENSES)
Asset revaluation - equity investment		19,973		19,973		13,349	14,265
Capitalized foreign currency translation (note 35(f))		41,877		40,341		2,381	2,544
Gain on disposal of subsidiaries (note 35(n))		—		—		63,209	67,545
Equity income of affiliates		(117,902)		(99,982)		(132,914)	(142,032)
Convertible bonds (note 35(k))		26,738		(44)		(97,580)	(104,274)
Classification differences in the consolidated statements of income(*)		230,521		185,973		157,762	168,585
INCOME TAX EXPENSES
Deferred income taxes		(215,515)		(158,910)		(120,192)	(128,438)
Tax effect of gain on disposal of subsidiaries		—		—		(16,264)	(17,380)
Tax effect of equity income of affiliates		21,094		10,831		24,944	26,655
Fin48 Liabilities (note 35(i))		—		—		(2,876)	(3,073)
EQUITY INCOME OF AFFILIATES, NET OF TAX		96,808		89,151		107,970	115,377

NET INCOME UNDER U.S. GAAP	(Won)	2,969,975	(Won)	2,645,189	(Won)	1,835,473	$1,961,394

(*)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP since those are regarded as operating expenses. This reclassification does not affect the net income under U.S. GAAP.

Adjustments to Stockholders’ Equity:

	As of December 31,
	2006		2007		2007
	(In millions of Won and thousands of US$)
Stockholders’ Equity Under Korean GAAP	(Won)	43,235,487	(Won)	44,266,853	$47,303,754
Adjustments:
Current Asset
Account receivables revenue recognition (note 35(a))		943,330		995,387	1,063,675
Utility plant
Asset revaluation (note 35(b))		(7,096,916)		(6,766,801)	(7,231,033)
Capitalized asset retirement cost (note 35(j))		(651,998)		(919,159)	(982,217)
Construction in progress (note 35(g))		—		300,000	320,581
Special depreciation (note 35(c))		8,104		2,776	2,966
Capitalized foreign currency translation (note 35(f))		(1,334,267)		(1,180,796)	(1,261,804)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 35(e))		117,010		115,549	123,476
Intangible Assets:
Future radioactive wastes repository sites usage rights (note 35(g))		(300,000)		(300,000)	(320,581)
Research and development cost (note 35(g))		—		(44,013)	(47,032)
Investment Securities:
Asset revaluation (note 35(b))		(62,133)		(48,784)	(52,131)
Deferred Income Taxes		1,649,469		1,533,405	1,638,603
Liabilities:
Liabilities for decommissioning costs (note 35(j))		2,246,473		2,294,969	2,452,414
Regulated operation (note 35(d))		(729,205)		(731,340)	(781,513)
Reserve for self-insurance (note 35(m))		103,942		109,273	116,770
Convertible bonds (note 35(i))		(66,879)		(166,436)	(177,854)
Fin 48 liabilities (note 35(i))		—		(13,380)	(14,298)
Minority Interests (note 35(j))		(150,740)		(234,441)	(250,525)

Stockholders’ Equity Under U.S. GAAP	(Won)	37,911,677	(Won)	39,213,062	$41,903,251

Note 35 of the notes to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

The material differences between Korean GAAP and U.S. GAAP as applied to our consolidated statements of income relate to the following.

Revenue Recognition

We read meters and bills customers on a cycle basis. We do not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Strategy and Finance and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, we recognize unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, we did not recognize any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the our prior year consolidated financial statements using the income statement approach.

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

Effective December 31, 2006, we adopted SAB 108 and recorded the effects of prior year uncorrected differences which arose prior to January 1, 2006, as a cumulative effect adjustment to retained earnings as of January 1, 2006 in accordance with the “dual approach” set forth in SAB 108. The impact of SAB 108 adoption at December 31, 2006 to beginning retained earnings is shown below.

	Korean Won (in millions)
	Accounts receivable		Current deferred income tax assets (liabilities)		Retained earnings
Balance as of December 31, 2005, as reported	(Won)	2,162,747	(Won)	1,402,759	(Won)	27,365,456
Cumulated effect adjustment for adoption of SAB 108	(Won)	943,818	(Won)	(259,550)	(Won)	684,268
Balance as of January 1, 2006, as adjusted	(Won)	3,106,565	(Won)	1,143,209	(Won)	28,049,724
Translation into U.S. dollars (Note 2) (In thousands)		$3,340,392		$1,229,257		$30,160,993

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

The Government of the Republic of Korea approves the rates that we charge to our customers. Our utility rates are designed to recover our reasonable costs plus the fair investment return. We have a monopoly in Korea as the provider of electricity and thus all costs incurred for supplying and distributing electricity are recoverable. However, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only our power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.

We recognize a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated assets and liabilities as of December 31, 2006 and 2007.

	As of December 31,
	2006		2007		2007
	(In millions of Won and thousands of US$)
Capitalized foreign currency translation	(Won)	725,671	(Won)	668,008	$713,837
Reserve for self-insurance		(103,942)		(109,273)	(116,770)
Deferred income taxes		(1,350,934)		(1,290,075)	(1,378,580)

Total	(Won)	(729,205)	(Won)	(731,340)	$(781,513)

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

Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, our share of the profit on transactions between us and our affiliated companies is eliminated in the preparation of the consolidated financial statements. The elimination is restricted to certain transactions prior to the corporate split of our generation subsidiaries in 2001. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable, and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from our use of the utility plant. We meet both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

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

Intangible Assets

Under Korean GAAP, all costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expense as incurred.

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred with the exception of certain computer software costs defined in Statement of Position (the “SOP”) 98-1. Under SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized.

Under Korean GAAP, we recognized the payment of (Won)300 billion to the City of Gyeongju as an intangible asset. Under U.S. GAAP, we reclassified it to a construction-in-progress in utility plants. Under Korean GAAP and U.S. GAAP, such amount will be amortized using the unit-of-production method upon completion of repository site.

Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bonds issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity. Effective January 1, 2005, we adopted the Statement of Korea Accounting Standards, or SKAS, No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of stockholders’ equity.

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”)—“Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” which set outs a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions. This interpretation uses two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with this FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

We adopted FIN 48 effective January 1, 2007, and the adoption resulted in a decrease of the beginning balance of retained earnings as of January 1, 2007 by (Won)6,920 million. Additionally, in connection with the adoption of FIN 48, we elected to classify interest and penalties related to tax positions as a component of income tax expense.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2007 in the following table:

	As of December 31, 2007
	(In millions of Won and thousands of US$)
Total unrecognized tax benefits at January 1, 2007	(Won)	17,200	$18,380
Amount of increase for current year’s tax position		1,231	1,315
Gross amount of increases for prior years’ tax position		—	—
Gross amount of decreases for prior years’ tax position		(12,741)	(13,615)

Total unrecognized tax benefits at December 31, 2007	(Won)	5,690	$6,080

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, our effective tax rate. As of January 1, 2007 and December 31, 2007, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is (Won)1,850 million and (Won)2,106 million, respectively.

Our continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, we had total gross accrual for interest income and penalties of (Won)5,071 million and (Won)7,691 million as of January 1, 2007 and December 31, 2007, respectively. During 2007, we recognized income tax expense of (Won)2,620 million related to interest and penalties.

Our major tax jurisdiction is the Republic of Korea, and as of December 31, 2007, tax years from fiscal years 2003 to 2007 remain open to examination for many of our entities.

The regular tax examinations by the tax authority for some of our entities are expected to occur within 12 months. Such tax examinations may cause significant change of unrecognized tax benefits. However, an estimate of the range of possible change cannot be made.

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

2003

Under Korean GAAP, effective January 1, 2003, we adopted SKAS No. 5 “Tangible Assets.” Under this standard, we recorded the fair value of the liabilities for the decommissioning costs as a liability in the period in which we incurred a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plants put into service before January 1, 2003, SKAS No. 5 did not apply, and the previous Korean GAAP (as described above) was required. Since we did not put into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the consolidated financial statements for the year ended December 31, 2003.

Under U.S. GAAP, effective January 1, 2003, we adopted SFAS No. 143 “Accounting for Asset Retirement Costs.” Under SFAS No. 143, we are required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. We measure the liability at fair value when incurred and capitalize a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized for each period as expense until the settlement of the liability. SFAS No. 143 applies to all existing long-lived assets, including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, we recognized a pre-tax gain as a cumulative effect of accounting change of (Won)1,775 billion on January 1, 2003. In addition, for the year ended December 31, 2003, we recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004 and thereafter

In October 2004, the Korea Accounting Standard Board issued SKAS No. 17 “Provision and Contingent Liability & Asset.” In January 2005, we decided to early adopt SKAS No. 17. Under this statement, we retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, we re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, we have continued to apply SFAS No. 143 in 2004 and thereafter.

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

As explained in note 21 in the consolidated financials included in this annual report, under Korean GAAP, we have accrued (Won)8,206 billion for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2007. Under U.S. GAAP, we have accrued (Won)5,900 billion for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2007. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability is due to the impact of the discount rate described in the first bulleted paragraph above.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	2006		2007		2007
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(651,998)	(Won)	(919,159)	$(982,217)
Decrease in liabilities for decommissioning costs		2,246,473		2,294,969	2,452,414

	(Won)	1,594,475	(Won)	1,375,810	$1,470,197

Details of our asset retirement costs as of December 31, 2006 and 2007 under U.S. GAAP are as follows:

	2006		2007		2007
	(In millions of Won and thousands of US$)
Capitalized asset retirement costs	(Won)	1,395,875	(Won)	1,613,433	$1,724,122
Less: accumulated depreciation		(691,037)		(873,182)	(933,086)

	(Won)	704,838	(Won)	740,251	$791,036

Changes in liabilities for decommissioning costs for the years ended December 31, 2006 and 2007 under U.S. GAAP are as follows:

	2006		2007		2007
	(In millions of Won and thousands of US$)
Balance at beginning of year	(Won)	4,700,799	(Won)	5,297,018	$5,660,416
Liabilities incurred		255,027		306,196	327,201
Prior period adjustment (note 21)		55,255		—	—
Accretion expense for the year		296,114		363,841	388,801
Liabilities reversed(*1)		—		(48,298)	(51,611)
Payments		(10,177)		(7,459)	(7,971)

Balance at end of year	(Won)	5,297,018	(Won)	5,911,298	$6,316,839

(*1)

In 2007, the usage period of Kori-1 nuclear generation unit was extended by 10 years under the approval of the Ministry of Knowledge and Economy. Accordingly, we reversed the difference between previously estimated and newly estimated amounts for the decrease in the liability.

Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Also, convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, unless a conversion right is deemed as an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities is attributed to the conversion feature. We have determined that the conversion feature embedded in our convertible debt should not be bifurcated. Also, our convertible bonds are subject to foreign currency translation, because these convertible bonds were regarded as monetary foreign currency liabilities.

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

Gain or loss on partial disposal of subsidiaries

Under Korean GAAP, when the parent company disposes of a portion of its investment in a subsidiary but still retains a controlling interest, any gain or loss on disposal should be recognized in capital surplus.

Under US GAAP, such gain or loss on disposal is recognized in other income.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

•

Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

•

Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it was not practicable to estimate the fair value of investments in unlisted companies.

•

Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered for debt of the same remaining maturities.

The carrying amounts and estimated fair values of our consolidated financial instruments as of December 31, 2006 and 2007 are summarized as follows:

	2006				2007
	Carrying Amount		Fair value		Carrying Amount		Fair value
	(In millions of Won and thousands of US$)
Cash and cash equivalents	(Won)	1,845,892	(Won)	1,845,892	(Won)	1,574,329	(Won)	1,574,329
Short-term financial instruments		1,163,613		1,163,613		1,583,271		1,583,271
Trade receivables and account receivables-other		2,756,021		2,756,021		2,995,893		2,995,893
Investments:
Practicable to estimate fair value		44,461		44,461		44,495		44,495
Not practicable		157,667		N/A		159,523		N/A
Short-term borrowings		(476,720)		(476,720)		(820,315)		(820,315)
Trade payables and accounts payable-other		(2,046,759)		(2,046,759)		(2,273,313)		(2,273,313)
Long-term debt, including current portion		(19,648,795)		(18,962,065)		(20,790,781)		(20,712,008)
Currency and interest swaps, net		223,188		223,188		(228,701)		(228,701)

Supplementary U.S. GAAP Disclosures

Our supplementary information for the statement of cash flows is as follows:

	2005		2006		2007
	(In millions of Won and thousands of US$)
Interest paid, net of capitalized portion	(Won)	772,726	(Won)	755,466	(Won)	903,916	$845,885
Income taxes paid		1,804,362		931,790		1,385,254	1,296,321

Significant Changes in U.S. GAAP

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. We do not expect SFAS 157 will have a material impact on its results from operations or financial position.

In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). We are currently evaluating the impact that SFAS No. 157, FSP 157-1 and FSP 157-2 may have on consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations (SFAS 141R)” SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. We are evaluating the impact of SFAS 141R on our consolidated financial statements for any potential business combinations subsequent to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (SFAS 160). SFAS 160 requires the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. Required qualitative disclosures include: (1) how and why an entity is using a derivative instrument or hedging activity (e.g., for risk management or other purposes), (2) how the entity is accounting for its derivative instrument and hedged items under Statement 133 (and related guidance), and (3) how the instrument affects the entity’s financial position, financial performance, and cash flows. This statement is effective for fiscal years beginning on or after November 15, 2008. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS 162 addresses to establish that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4 “Information on the Company—Business Overview—Regulation.”

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See Item 4 “Information on the Company—Business Overview—Research and Development.”

TREND INFORMATION

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in “—Operating Results” and “—Liquidity and Capital Resources.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Under the KEPCO Act, the Public Agencies Management Act, which was enacted on January 19, 2007 and took effect on April 1, 2007, and our articles of incorporation, our management is vested in the board of directors, which consists of not more than 15 directors, including the president.

We have two types of directors: standing directors and non-standing directors. The standing directors refer to our full-time employees who also serve as our directors, while the non-standing directors refer to our directors who do not hold an executive position with us. There currently may not be more than seven standing directors, including our president, or more than eight non-standing directors. The number of standing directors, including our president, may not exceed the number of non-standing directors. A senior non-standing director appointed by the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the MOKE following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed from a pool of candidates recommended by our director nomination committee and upon the motion of our president with the approval at the general meeting of our shareholders. The non-standing directors must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and having ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors. Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management performance.

The positions for our president and another standing director currently remain vacant. As required under the Public Agencies Management Act, we are currently conducting a search for candidates for the position of presidency, as well as for the standing directorship.

The names, titles, and outside occupations, if any, of the directors as of June 16, 2008 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Moon, Ho	(57)	Interim President and Chief Executive Officer and Standing Director and Executive Vice President	None	August 11, 2006

Park, Jong-Hwak	(58)	Standing Director and Senior Vice President of the Planning & Coordination Division	None	August 11, 2006

Chang, Myeong-Chul	(57)	Standing Director and Senior Vice President of the Marketing and Service Division	None	August 11, 2006

Name	Age	Title	Outside Occupation	Position Held Since
Kim, Jin-Sik	(55)	Standing Director and Senior Vice President of the Overseas Business Division	None	September 1, 2007

Kim, Moon-Duk	(56)	Standing Director and Senior Vice President of the Transmission Division	None	September1, 2007

Park, Chung-Boo	(66)	Non-Standing Director, Chairman of the Board	Chairman, Sungto Accounting Corporation	September 8, 2004

Kang, Eung-Seon	(59)	Non-Standing Director	Vice President, Seoul Cyber University	April 22, 2005

Kim, Ju-Sub	(57)	Non-Standing Director	Professor Extraordinary, Catholic University of Daegu	April 22, 2005

Kwon, Oh-Sung	(47)	Non-Standing Director	President of O’gye Farm	April 22, 2005

Yoo, Jong-Geol	(61)	Non-Standing Director	None	August 2, 2005

Kwak, Bae-Hee	(62)	Non-Standing Director	President, Korea Legal Aid Center for Family Relations	April 21, 2006

Kim, Jae-Kyu	(60)	Non-Standing Director	Standing advisor of Natura Korea Inc.	October 12, 2006

Park, Yong-Hwan	(51)	Non-Standing Director	Professor, Hoseo University	September 19, 2007

Moon, Ho has been our Standing Director since August 11, 2006. Pursuant to our articles of incorporation, Mr. Moon is currently serving as our interim President and Chief Executive Officer and has served in that position since May 30, 2008, when Mr. Lee Won-Gul resigned as our President and Chief Executive Officer. Mr. Moon previously served as our Executive Vice President and Director General of Choongnam District Head Office. Mr. Moon received a B.A. in economics from Konkuk University.

Park, Jong-Hwak has been our Standing Director since August 11, 2006. Mr. Park also currently serves as our Senior Vice President of the Planning and & Coordination Division and previously served as our Director General of Secretariat. Mr. Park received a B.A. in law from Korea University.

Chang, Myeong-Chul has been our Standing Director since August 11, 2006. Mr. Chang also currently serves as our Senior Vice President of the Marketing and Service Division and previously served as our Director General of Personnel & General Affairs Department. Mr. Chang received an M.B.A. from Korea University.

Kim , Moon-Duk has been our Standing Director since September 1, 2007. Mr. Kim also currently serves as our Senior Vice President of the Transmission Division and previously served as our Director General of Transmission and Substation Department. Mr. Kim received an M.S. in nuclear engineering from Massachusetts Institute of Technology.

Kim , Jin-Sik has been our Standing Director since September 1, 2007. Mr. Kim also currently serves as our Senior Vice President of the Overseas Business Division and previously served as our Director General of Corporate Planning Department. Mr. Kim received a B.A. in law from Yeungnam University.

Park, Chung-Boo has been our Non-Standing Director since September 8, 2004. Mr. Park is currently the Chairman of Sungto Accounting Corporation. Mr. Park received a B.A. in economics and an M.A. in accounting from Seoul National University. Mr. Park also completed a program at the University of Tennessee.

Kang, Eung-Seon has been our Non-Standing Director since April 22, 2005. Mr. Kang is currently the Vice President of Seoul Cyber University. Mr. Kang received a B.A. in economics from Seoul National University and a Ph.D. from Hawaii University.

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

Kwak, Bae-Hee has been our Non-Standing Director since April 21, 2006. Ms. Kwak currently serves as the President of the Republic Legal Aid Center for Family Relations. Ms. Kwak received an LL.B. and a Ph.D. in sociology from Ewha Womans University.

Kim, Jae-Kyu has been our Non-Standing Director since October 12, 2006. Mr. Kim currently serves as the standing advisor of Natura Korea Inc. Mr. Kim received a B.A. in trade from Pusan National University.

Park, Yong-Hwan has been our Non-Standing Director since September 19, 2007. Mr. Park currently is a professor at Hoseo University and and previously was a head researcher at the Korea Institute of Machinery and Materials. Mr. Park received a B.S. in mechanical engineering from Seoul National University and a Ph.D. in mechanical engineering from the University of Michigan.

The presence at board meetings of a majority of the board members constitutes a voting quorum, and resolutions can be passed by a majority of the board members. In the event the president acts in violation of law or the articles of incorporation, is negligent his duties, or otherwise is deemed to be significantly impeded in performing his official duties as chief executive officer, the board of directors may by resolution request the Minister of MOKE to dismiss or recommend the dismissal of the president.

Non-standing directors may request any information necessary to fulfill their duties from the chief executive officer, and absent special circumstances, the chief executive officer must comply with such request.

The business address of our directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

Board of Auditors

In June 2005, we amended our articles of incorporation, among others, to establish a Board of Auditors in compliance with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Securities Exchange Act of 1934. Until the resignation of the standing auditor on April 30, 2008, our board of auditors consisted of one standing auditor and two non-standing auditors, and since April 30, 2008, two non-standing directors. The standing auditor must be appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee, following a resolution at the general meeting of our shareholders. The non-standing auditors must be appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee. Each of our auditors is severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. The auditors may attend board meetings but are not our directors and do not have the right to vote at board meetings. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors that we currently have. However, if the term of the board of auditors has not expired at the time of such designation, a market-oriented public enterprise is required to establish an audit committee at the end of such term.

In September 2007, we amended our articles of incorporation to establish an audit committee meeting the requirements under the Sarbanes-Oxley Act and expect to establish an audit committee on or around July 5, 2008, when the term of our remaining auditors expires.

The names, titles and outside occupations, if any, of our auditors as of June 16, 2008 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Hwang, Suk-Hee	63	Non-Standing Auditor	None	July 6, 2005
Yang, Seung-Sook	58	Non-Standing Auditor	None	July 6, 2005

Hwang, Suk-Hee is our Non-Standing Auditor. Mr. Hwang previously served as the president of Woori Credit Card Company. Mr. Hwang received a B.A. in business administration from Korea University.

Yang, Seung-Sook is our Non-Standing Auditor. Ms. Yang previously served as the principal of the Armed Forces Nursing Academy. Ms. Yang received a B.A. in nursing from Chonnam National University and an M.S. in nursing administration from Hanyang University.

Board Practices

The term of office for the current members of the board of directors (including the president) is three years. Under the Public Agencies Management Act and our articles of incorporation, the term of office for executive officers that are appointed after the effective date of such act, or April 1, 2007, is three years for the president and two years for other executive officers and auditors. The officers, the directors and the auditors may be reappointed for an additional term of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

The terms of office of our current directors (including the president) and the auditors are three years.

Our board currently does not maintain a compensation committee. See “—Corporate Governance” below. However, we currently maintain a board of auditors, which is independent of our board or our management, to perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the financial and accounting audit by the independent registered public accountants. Pursuant to the Public Agencies Management Act, following the expiration of the term of our members of the board of auditors on July 5, 2008, we will establish an audit committee in lieu of a board of auditors.

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

Compensation of Directors and Supervisors

In 2007, the aggregate amount of remuneration paid and accrued to the directors and executive officers (including the statutory auditors) as a group, was (Won)6,392 million. The aggregate amount we paid or accrued in 2007 to provide retirement and severance benefits for our directors and executive officers, including our statutory auditors, was (Won)458 million.

Share Ownership

None of our directors and members of our administrative, supervisory or management bodies owns more than 0.1% of our common stock.

EMPLOYEES

As of December 31, 2007, we had 37,490 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8.5% of our regular employees (including employees of our generation subsidiaries) are located at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2007.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	EWP	KOSPO	Total
Regular Employees
Administrative	4,776	674	224	252	218	232	220	6,596
Engineers	9,604	5,881	1,544	1,678	1,451	1,735	1,484	23,377
Others	6,624	1,150	264	265	208	181	206	8,898

Total	21,004	7,705	2,032	2,195	1,877	2,148	1,910	38,871

Head Office Employees	1,202	885	231	233	260	310	231	3,352
% of total	5.7%	11.5%	11.4%	10.6%	13.9%	14.4%	12.1%	8.6%
Members of Labor Union	16,019	4,689	1,257	1,485	1,212	1,396	1,245	27,403
% of total	76.3%	60.9%	66.8%	67.7%	64.6%	65.0%	65.2%	70.5%

We and each of our generation subsidiaries have separate labor unions. Approximately 69.4% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues. Since our formation in 1981, our businesses had not been interrupted by any work stoppages or strikes until early 2002. Although our relations with our employees have been good, we have experienced labor unrest as a result of changes in our businesses according to the Restructuring Plan. We faced opposition from labor in late 2000 in connection with the Restructuring Plan. However, we experienced no significant difficulties with labor in the transfer of employees in our power generation division to the newly established generation subsidiaries on or prior to April 2, 2001 in line with the

Restructuring Plan. As of April 2, 2001, we had transferred 14,492 employees to our generation subsidiaries, as a result of which we had 15,036 employees as of such date. Early in 2002, employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries. See Item 3 “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.” However, we did not experience any interruption of our businesses because non-union employees kept the non-nuclear generation facilities running. We cannot assure that we will not have any work stoppages or strikes or other labor problems in the future.

CORPORATE GOVERNANCE

We complied throughout the year with the corporate governance provisions of the KEPCO Act, the Public Agencies Management Act, the Commercial Code of Korea, the Securities and Exchange Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Commercial Code of Korea, except to the extent the KEPCO Act and the Public Agencies Management Act otherwise require. In addition, as a listed company, we are subject to the Securities and Exchange Act of Korea, unless the Securities and Exchange Act of Korea otherwise provides.

The Public Agencies Management Act

On April 1, 2007, the Government-Invested Enterprise Management Basic Act, which was enacted in 1984, was abolished and the Public Agencies Management Act took effect. Unless stated otherwise, the Public Agencies Management Act takes precedence over any other laws and regulations in the event of inconsistency. Under this Act, the Minister of the Ministry of Strategy and Finance designated us as a “market-oriented public enterprise,” as defined under this Act, on April 2, 2007, and we became subject to this Act accordingly.

The Public Agencies Management Act requires a number of changes in the appointment process for our executive officers, which we have incorporated in our amendment to our articles of incorporation in September 2007. A senior non-standing director appointed by the Minister of the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the MOKE following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. Prior to the enactment of the Act, standing directors were appointed directly by the Minister of the MOKE. The non-standing directors must be appointed by the Minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

The term of office for the current members of the board of directors (including the president) is three years. Under the Public Agencies Management Act and our articles of incorporation, the term of office for directors that are appointed after the effective date of such act, or April 1, 2007, is three years for the president and two years for other directors. The directors may be reappointed for an additional term of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

Under the Public Agencies Management Act and our articles of incorporation, a recommendation from the director nomination committee is required for the appointment of our executive officers, except in the case of reappointments. The director nomination committee consists of five to 15 members, including private-sector members appointed by the board of directors. Non-standing directors must comprise at least the majority of the director nomination committee. One of the private-sector members must be able to represent our opinion and must not be currently employed by us. To enhance monitoring of the management for the shareholders, we are required to establish an audit committee at the end of the current auditors’ tenure, in lieu of a board of auditors. At least two-thirds of the audit committee members must be non-standing directors, and at least one committee member must be an expert in finance or accounting. According to the Public Agencies Management Act, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Public Agencies Management Act or upon an event as specified in our articles of incorporation.

We are required to submit to the government by October 31, 2008 a report on our management goals for the next three fiscal years. Under the Public Agencies Management Act, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the Minister of the MOKE and the review and resolution of the operation committee, the Minister of Strategy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the Minister of the MOKE must execute these plans and submit a performance report to the Minister of Strategy and Finance.

In light of the Public Agencies Management Act, the Government plans to submit to the National Assembly in the second half of 2008 amendments to the Korea Electric Power Corporation Act and other laws that conflict with the Public Agencies Management Act. We amended our articles of incorporation to reflect the relevant provisions of the Public Agencies Management Act at a general meeting of our shareholders resolution on September 7, 2007. We also plan to revise our internal regulations as necessary to comply with the Public Agencies Management Act.

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

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Exchange require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting and remuneration of officers and directors. The Korea Exchange, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing.

Under the NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE rules include detailed tests for determining director independence. Under the Public Agencies Management Act, more than one-half of our directors must be non-standing directors. The Securities and Exchange Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Public Agencies Management Act) as an “outside” or “non-executive” director. Under the Public Agencies Management Act, a non-standing director is appointed by the Ministry of Strategy and Finance following the review and resolution of the Public

Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and have ample knowledge and experience in business management. Governmental officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Under the NYSE listing standards, companies are required to have an audit committee, with at least three members, composed entirely of independent directors. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Consistent with the application of the legal requirements then in effect, in June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act and established a board of auditors, consisting of one standing auditor and two non-standing auditors. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors. However, if the term of the board of auditors has not expired at the time of such designation, a market-oriented public enterprise is required to establish an audit committee at the end of such term. In September 2007, we amended our articles of incorporation to allow establishment of an audit committee following July 5, 2008, when the term of our current board of auditors expires. Our board of auditors and our audit committee (upon its establishment) oversees or will oversee our financial reporting, business and legal compliance separately from the audit by the independent public accountants. Beginning in the second half of 2005, our board of auditors performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants.

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

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a Code of Ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer, which is available on www.kepco.co.kr.

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, were required to submit to the NYSE an annual written affirmation relating to compliance with Section 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. Beginning in 2006, foreign private issuers must submit the annual written affirmation within 30 days of the filing of its annual report of Form 20-F with the SEC. In 2007, we submitted our annual written affirmation to the NYSE on July 27, 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2007, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)
Common stock	Government	135,520,753	21.12%
	Korea Development Bank	192,159,940	29.95%
	Sub Total	327,680,693	51.07%
	Resolution & Finance Corporation	32,210,933	5.02%
	National Pension Corporation	17,790,566	2.77%
	KEPCO (held in the form of treasury stock)	18,948,627	2.95%
	Employee Stock Ownership Association	0	0.00%
	Directors and executive officers as a group	0	0.00%
	Public (non-Koreans)	176,236,490	27.47%
	Underlying shares	99,952,147	15.58%
	American depositary shares	76,284,343	11.89%

	Sub Total	176,236,490	27.47%

	Public (Koreans)	68,700,403	10.72%

	Total	641,567,712	100%

Note:

(1)	Percentages are based on issued shares of common stock (including treasury stock).

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

For the purchase of electricity from the independent power producers and our generation subsidiaries, see Item 4 “Information on the Company—Business Overview—Cost-based Pool System.”

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

As of December 31, 2007, the balance of long-term borrowings from Korea Development Bank, one of our major shareholders, amounted to (Won)4,710 billion and the related interest expense amounted to approximately (Won)256 billion for the year ended December 31, 2007. As of December 31, 2007 and for the year then ended, the balance of long-term borrowings from the Government amounted to (Won)30 billion and the related interest expense amounted to approximately (Won)1 billion.

Korea Development Bank has provided a repayment guarantee amounting to (Won)720 billion for some of our foreign currency debentures, which existed at the time of spin-off, but not redeemed as of December 31, 2007.

On behalf of our affiliates, KEPCO International Hong Kong Ltd., KEPCO Philippines Corp. and KEPCO Ilijan Corp., we have provided payment guarantees of US$114 million, US$102 million and US$72 as of December 31, 2005, 2006 and 2007 respectively, to Korea Development Bank and other banks.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements.”

Legal Proceedings

As of December 31, 2007, we and our generation subsidiaries were engaged in 313 lawsuits as a defendant and 76 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us was (Won)385 billion, for which we have made a reserve of (Won)28 billion as of December 31, 2007, and the total amount claimed by us was (Won)41 billion as of December 31, 2007. While the outcome of these lawsuits cannot presently be determined, our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation.

On September 20, 2006, we were served with process in connection with a complaint filed by Korea Land Corporation (“KLC”) with the Seoul Central District Court requesting damages of (Won)150.5 billion, representing a refund that KLC alleges that it is entitled to. Among the issues raised in the complaint is the alleged refund of installation costs for underground electric power cable facility. Under applicable laws and regulations in Korea, we are required to bear the cost of installing an overground electric power cable facility in connection with government-sponsored housing projects. However, under these laws and regulations, it is uncertain as to who should bear the cost of installing an “underground” electric power cable facility. As the cost of installing an underground facility is considerably greater than installing an overground facility, we have maintained that the project sponsors, such as KLC, Korea National Housing Corporations (“KNHC”) or local governments, should bear the difference in costs of installation if such project sponsors choose the underground installation over the overground installation and accordingly have collected payments from project sponsors representing such difference. KLC and other sponsors have maintained otherwise and have filed several lawsuits to obtain a judicial decision on this matter and collect the portion of payments attributable to the cost of installation described above. 16 other lawsuits had been previously filed by KLC, KNHC and local governments against us with similar fact patterns and alleging damages amounting to in the aggregate (Won)81.8 billion. Three similar lawsuits have been pending at the Supreme Court of Korea for over one year. We expect that the decision by the Supreme Court on these lawsuits may influence the outcome of the other pending lawsuits.

Our generation subsidiaries currently and from time to time are involved in lawsuits incidental to the conduct of their business. A significant number of such lawsuits are based on the claim that the construction and operation of the electric generation units owned by our generation subsidiaries in the neighborhood caused impairment of fish farms. Our generation subsidiaries normally pay compensation to and for the benefit of the members of the fisheries association near our power plant complex for expected losses and damages arising from the construction and operation of its power plant in the neighborhood in advance prior to the commencement of the construction and operation. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us. We do not believe such claims or proceedings, individually or in the aggregate, have had and will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more litigation and lawsuits arising from changes in the environmental laws and regulations applicable to us and our generation subsidiaries and people’s growing demand for more compensation.

Dividend Policy

See Item 10 “Additional Information—Articles of Incorporation—Description of Capital Stock—Dividend Rights.” For a description of the tax consequences of dividends paid to our shareholders, see Item 10 “Additional Information—Taxation—Korean Taxes—Shares or ADSs—Dividends on the Shares of Common Stock or ADSs” and Item 10 “Additional Information—Taxation—U.S. Federal Income and Estate Tax Consideration for U.S. Persons—Tax Consequences with respect to Common Stock and ADRs—Distributions on Common Stock or ADRs.”

ITEM 9. THE OFFER AND LISTING

Notes

We have issued the following notes and debentures, which are traded principally in the over-the counter market:

•	7-3/4% Debentures due April 1, 2013 (the “7-3/4% Debentures”),

•	7.40% Amortizing Debentures, due April 1, 2016 (the “7.40% Debentures”),

•	7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”),

•	6% Debentures due December 1, 2026, (the “6% Debentures”),

•	7% Debentures due February 1, 2027 (the “7% Debentures”), and

•

6-3/4% Debentures due August 1, 2027 (the “6-3/4% Debentures,” and together with the 7-3/4% Debentures, the 6-3/8% Notes, the 7.40% Debentures, the 7.95% Debentures, the 6% Debentures, the 7% Debentures and the 6-3/4% Debentures, the “Registered Debt Securities”).

Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service. The 8-1/4% Notes are registered on the Luxembourg Stock Exchange, but we do not believe that such stock exchange is the principal market for the 8-1/4% Notes.

Common Stock and ADSs

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” The ADS ratio is one ADS representing one-half of one share of our common stock. As of December 31, 2007, the date we last closed our shareholders’ registry, 152,568,686 ADSs representing 11.89% shares of our common stock were outstanding.

In December 2007, Korea Plant Service & Engineering Co., Ltd. (“KPS”), which was our wholly-owned subsidiary, undertook an initial public offering of common shares on the Korean exchange. KPS is engaged primarily in the maintenance and repair services for electricity generation units and had revenues of (Won)681.4 billion in 2007. As of June 30, 2006, KPS had a paid-in capital of (Won)9.0 billion, with 18.0 million common shares issued and outstanding. The number of KPS common shares that were offered to the public was 9.0 million shares, or 20% of the issued and outstanding shares of KPS following a 2.5 to 1 stock split.

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

As of May 30, 2008, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately (Won)6,235 trillion. The average daily trading volume of equity securities for 2007 was approximately 363.7 million shares with an average transaction value of (Won)55,397 million.

The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table:

	Opening	High	Low	Closing
1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	504.62
2002	698.00	937.61	584.04	627.55
2003	633.03	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	896.00	1,379.37	870.84	1,379.37
2006	1,383.32	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.35	1,192.79	1,897.13
2008 (through May 30)	1,853.45	1,574.44	1,888.88	1,852.02

Source: The Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

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

In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See Item 10 “Additional Information—Taxation—Korean Taxation.”

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of U.S. dollars)(1)
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of U.S. dollars)(1)
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,360,626	298,121,331	542,010	2,216,636	2,402,661
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	647,562,865	467,629	3,157,662	3,121,453
2006	731	704,587,508	757,946,975	279,096	3,435,180	3,595,353
2007	745	951,900,447	1,017,205,009	363,741	5,539,653	5,919,700
2008 (as of May 30)	757	940,190,978	911,567,751	287,533	6,235,180	6,045,356

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the Securities and Exchange Act imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996, and a stock index option market was opened on July 7, 1997, in each case at the Futures Market Division of the Korea Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign portfolio investment in Korean stocks.

In addition, new option markets for seven individual stocks (Samsung Electronics, SK Telecom, KT, KEPCO, POSCO, Kookmin Bank and Hyundai Motor Company) were opened on January 28, 2002 at the Futures Market Division of the Korea Exchange. Under the applicable regulation, non-Koreans are permitted to invest in such options for individual stocks subject to the same procedural requirements as those currently applicable to the investment in stock or stock index futures and options at the Korea Exchange.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in securities including shares of most Korean companies which are not listed on the Korea Exchange and in bonds which are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment, and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company. In addition, the Securities and Exchange Act recognizes the ownership of a customer in securities held by a securities company in such customer’s account.

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

Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company, because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

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

Market Price Information

Common Stock

Shares of our common stock are listed on the Stock Market Division of the Korea Exchange.

The table below shows the high and low trading prices on the Stock Market Division of the Korea Exchange for our common stock since January 1, 2003.

	Price
Period	High	Low
	(In Won)
2003
First Quarter	18,750	17,100
Second Quarter	20,550	17,550
Third Quarter	22,250	17,900
Fourth Quarter	25,400	21,000
2004
First Quarter	22,500	20,000
Second Quarter	20,400	18,350
Third Quarter	22,400	18,400
Fourth Quarter	27,550	21,300
2005
First Quarter	28,550	25,500
Second Quarter	33,550	26,250
Third Quarter	38,050	30,300
Fourth Quarter	38,850	33,400
2006
First Quarter	42,800	37,200
Second Quarter	45,600	35,150
Third Quarter	37,850	34,000
Fourth Quarter	42,400	35,600
2007
First Quarter	44,800	37,500
Second Quarter	42,300	37,500
Third Quarter	47,700	40,150
Fourth Quarter	43,300	37,250
2008
First Quarter:
January	39,500	36,950
February	37,850	33,250
March	32,200	28,200
Second Quarter (through June 16):
April	33,750	30,200
May	34,150	32,700
June (through June 16)	33,200	30,300

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2003. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2003
First Quarter	8.84	7.69
Second Quarter	9.57	7.89
Third Quarter	10.67	8.54
Fourth Quarter	11.62	10.11
2004
First Quarter	11.23	9.76
Second Quarter	10.64	8.77
Third Quarter	10.96	8.97
Fourth Quarter	13.88	10.51
2005
First Quarter	14.88	12.44
Second Quarter	16.88	13.46
Third Quarter	18.46	15.14
Fourth Quarter	19.87	15.88
2006
First Quarter	22.90	19.76
Second Quarter	24.81	17.95
Third Quarter	20.19	17.81
Fourth Quarter	22.95	19.40
2007
First Quarter	23.64	19.82
Second Quarter	22.77	20.38
Third Quarter	25.71	20.75
Fourth Quarter	23.87	19.75
2008
First Quarter
January	20.66	19.50
February	19.77	17.31
March	17.05	13.99
Second Quarter (through June 16)
April	16.60	15.31
May	16.83	15.53
June (through June 16)	16.23	14.76

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the KEPCO Act, the Korean Securities and Exchange Act of 1962, as amended (the “Securities and Exchange Act”), the Korean Commercial Code, and certain related laws of Korea, all as currently in effect. The following summaries are qualified in their entirety by reference to our articles of incorporation and the applicable provisions of the KEPCO Act, the Securities and Exchange Act, the Korean Commercial Code and certain related laws of Korea. In order to comply with the Public Agencies Management Act, we have amended our articles of incorporation and our internal regulations in September 2007.

Objects and Purposes

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business.” The KEPCO Act and our articles of incorporation contemplate that we will engage in the following activities:

•	Development of electric power resources;

•	Generation, transmission, transformation and distribution of electricity and other related business activities;

•	Related investment, research and technology development;

•	Business incidental to the foregoing; and

•	Any other activities entrusted by the Government.

Our registered name is “Hankook Chollryuk Kongsa” in Korean and in English, “Korea Electric Power Corporation.” Our registration number in the commercial registry office is 114671-0001456.

Directors

Under the KEPCO Act and our articles of incorporation, our board of directors consists of our president, standing directors and non-standing directors. A majority of the board members constitutes a voting quorum, and resolutions will be passed by a majority of the board members. Directors who have an interest in certain agenda proposed to the board may not vote on such issues.

The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors, provided that the maximum amount of remuneration to be paid to our officers shall be determined by shareholder resolution. The remuneration standards for the president and standing directors shall reflect the management results of our operation and the standards for the president shall contain the contents of the agreement between the president and the Minister of the MOKE. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under our articles of incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of June 27, 2008, 641,567,712 common shares were issued and no non-voting preferred shares have been issued. As of May 6, 2008, we held 18,929,995 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend is paid to the shareholders of record as of the end of the fiscal year preceding the annual shareholders’ meeting shortly after the annual shareholders’ meeting. Annual dividends may be distributed either in cash or in our shares. However, a dividend of shares must be distributed at par value, and if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings.” Pursuant to the Korean Commercial Code and the Securities and Exchange Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code and the Securities and Exchange Act, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least seven days in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the articles of incorporation expressly prohibit cumulative voting. Our current articles of incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our articles of incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

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

Under our articles of incorporation, an approval by the MOKE is required in order to amend the articles of incorporation. Any change to our authorized share capital requires an amendment to our articles of incorporation.

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

Rights of Dissenting Shareholders

In certain limited circumstances (including, without limitation, the transfer of the whole or any significant part of our business or the merger, or consolidation upon a split-off of us with another company), dissenting holders of shares have the right to require us to purchase their shares. To exercise such right, shareholders must submit a written notice of their intention to dissent to us prior to the general meeting of shareholders or the class meeting of holders of non-voting preferred shares, as the case may be. Within 20 days after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the expiration of such 20-day period. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share price on the Korea Exchange for a two-month period before the date of adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Exchange for the one month period before such date and (3) the weighted average of the daily share price on the Korea Exchange for the one week period before such date. However, the Financial Services Commission may adjust this price if we or at least 30% of our shares we are obligated to purchase do not accept such purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying Common Stock and become our direct shareholders.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our articles of incorporation, non-resident shareholders must appoint an agent authorized to receive notices on its behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADRs. Under current Korean regulations, Korean securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), future trading companies, the Korea Securities Depository, internationally recognized foreign custodians and asset management companies are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of our shares by non-residents or non-Koreans. See Item 9 “The Offer and Listing.”

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our statutory auditor, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Securities and Exchange Act and our articles of incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul. Currently, we use The Seoul Shinmun and The Maeil Kyungje (The Economics Daily) published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

The general meeting of shareholders is held in Seoul.

Register of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of our shares on the register of shareholders upon presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed from January 1 to January 31 of each year. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to our shares. The trading of our shares and the delivery of certificates in respect of them may continue while the register of shareholders is closed.

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

Under the Securities and Exchange Act, we must file with the Financial Services Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year. Copies of these reports are available for public inspection at the Financial Services Commission and the Korea Exchange.

Limitation on Shareholdings

No person other than the Government, our employee stock ownership association and persons who obtain an approval from the Financial Services Commission may hold for its account more than 3% of our total issued and outstanding shares. In calculating shareholdings for this purpose, shares held by your spouse and your certain relatives or by your certain affiliates (such spouses, relatives and affiliates are together referred to as “Affiliated Holders”) are deemed to be held by you. If you hold our shares in violation of this 3% limit, you are not entitled to exercise the voting rights or preemptive rights of our shares in excess of such 3% limit and the Financial Services Commission may order you to take necessary corrective action. In addition, the KEPCO Act currently requires that the Government, directly or through Korea Development Bank, own not less than 51% of our capital. For other restrictions on shareholdings, see Item 9 “The Offer and Listing.”

Change of Control

The KEPCO Act requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own not less than 51% of our capital.

Disclosure of Share Ownership

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Services Commission of Korea and the Korea Exchange within five business days after reaching the 5.0% ownership interest threshold. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities, or (ii) in the shareholding purpose is required to be reported to the Financial Services Commission of Korea and Korea Exchange within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to institutional investors who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5.0%. Furthermore, the Financial Services Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, or collectively the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that regulate investment by foreigners in Korean securities and issuance of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Strategy and Finance, or the MOSF, has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOSF may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or financial institutions; and (ii) if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the MOSF may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the instruments of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

In order for us to issue debt securities of any series outside of the Republic, we are required to file a report with our designated foreign exchange bank or the MOSF on the issuance of such debt securities, depending on the issuance amount. The Ministry of Strategy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the MOSF.

In order for us to offer for purchase shares of our common stock held in treasury in the form of ADSs or issue shares of our common stock represented by the ADSs, we are required to file a prior report of such offer or issuance with our designated foreign exchange bank or the MOSF, depending on the offering amount. The Ministry of Strategy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

In addition, we are also required to notify the MOSF upon receipt of full proceeds from the offering of ADRs. No additional Korean governmental approval is necessary for the offering and issuance of ADRs.

Reporting Requirements for Holders of Substantial Interests

If any person whose direct beneficial ownership of (1) shares having voting rights (whether in the form of shares or ADSs), (2) certificates representing the right to subscribe for shares and (3) certain equity-related debt securities such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person, then such person is required to report the status and purpose (namely, whether the purposes of the share ownership is to exercise control over the management of the issuer) of his holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the purpose of holding such ownership interest or change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of such change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may issue an order to dispose of such non-reported Equity Securities.

In addition to the reporting requirements described above, each of our “major shareholders,” or any person whose direct or beneficial ownership of our voting stock accounts for 10% or more of our total issued and outstanding voting stock, must report the status of such person’s shareholding to the Korea Securities Futures Commission and the Korea Exchange within ten days after such person becomes a major shareholder. Further, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within the tenth day of the month following the month in which the change occurred. A person in violation of these reporting requirements may become subject to criminal sanctions such as fines or imprisonment.

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

Special Reporting Requirement for Companies Whose Securities Are Listed on Foreign Exchanges

Under the regulations of the Financial Services Commission which were amended in March 2005, (i) if a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange submits a report to a foreign exchange, pursuant to the laws of the jurisdiction in which the foreign exchange is located, material information regarding management that have not been disclosed to the Korea Exchange, it must submit a Korean translation of such information to the Financial Services Commission and the Korea Exchange, and (ii) if a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange submits business reports or similar documents to a foreign exchange, it must submit a Korean summary thereof to the Financial Services Commission and the Korea Exchange.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares of common stock underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares of our common stock without any further governmental approval.

Restrictions Applicable to Common Stock

Under the Foreign Exchange Transaction Laws and Financial Services Commission regulations promulgated thereunder (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Exchange only through the Korea Exchange except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares by a foreign company as a result of a merger, (3) acquisition or disposal of shares in connection with a tender offer, (4) acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, such shares being “converted shares,” (5) acquisition of shares through exercise of rights under securities issued outside of Korea, (6) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends), (7) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded, (8) acquisition of shares by direct investment under the Foreign Investment Promotion Law, (9) acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange and such overseas stock exchange; and (10) arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person. For over-the-counter transactions of shares listed on the Korea Exchange outside the Korea Exchange between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Exchange outside the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Exchange (including converted shares) to register its identity with the FSS prior to making any such investment. However, such registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling them within three months from the date they were acquired. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Minister of Strategy and Finance under the Securities and Exchange Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

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

Under the Investment Rules, with certain exceptions, a foreign investor may acquire shares of a Korean company without being subject to any single or aggregate foreign investment ceiling. However, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate and a ceiling on acquisitions of shares by a single foreign investor provided in the articles of incorporation of such corporations. Of the Korean companies listed on the Korea Exchange, we are so designated. The Financial Services Commission may increase or decrease these percentages if it deems it necessary for the public interest, protection of investors or industrial policy. Generally, the ownership of converted shares constitutes foreign ownership for purposes of such aggregate foreign ownership limit. However, the acquisition of converted shares is one of the exceptions under which foreign investors may acquire shares of designated corporations in excess of the 40% ceiling.

In addition to the aggregate foreign investment ceiling set by the Financial Services Commission under authority of the Securities and Exchange Act, our articles of incorporation set a 3% ceiling on acquisition by a single investor (whether domestic or foreign) of the shares of our common stock. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to our shares in excess of this 3% limit.

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

A foreigner who has acquired shares in excess of any ceiling described above may not exercise his voting rights with respect to the shares exceeding such limit and the Financial Services Commission may take necessary corrective action against him pursuant to the Securities and Exchange Act.

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

In May 2007, the Seoul Administrative Court reached a different decision on the imposition of securities transaction tax on the transfer of depositary receipts. It is currently unclear whether higher courts will uphold or overturn the Seoul Administrative Court’s decision, and, until the highest court makes a final ruling on such decision, it is likely that the 2004 tax ruling will continue to apply.

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

Failing to report, or under-reporting of, the securities transaction tax will result in a penalty in the amount between 10% and 40% of the actual tax amount due, depending on the nature of the improper reporting. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income and estate tax consequences to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADRs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with Registered Debt Securities, common stock or ADRs held as capital assets, and it does not represent a detailed description of the U.S. Federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax exempt organization, a person holding the Registered Debt Securities, common stock or ADRs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10% or more of our voting stock, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, an investor in a pass-through entity, or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds the Registered Debt Securities, common stock or ADRs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Registered Debt Securities, common stock, or ADRs, you should consult your tax advisor.

Because of the 100 year maturity of the One Hundred Year 7.95% Zero-to-Full Debentures, due April 1, 2096 (the “ZTF Debentures”), it is not certain whether the ZTF Debentures will be treated as debt for U.S. Federal income tax purposes. The discussion below assumes that the ZTF Debentures (as well as the other Registered Debt Securities) will be treated as debt, except that a summary of the consequences to you if the ZTF Debentures were not treated as debt is provided under “Tax Consequences with Respect to Registered Debt Securities Generally—ZTF Debentures Treated as Equity,” below.

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

Although interest payments to you are currently exempt from Korean taxation, if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount (as defined below) on the ZTF Debentures, you will be required to include in income any additional amounts and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to deduct or credit such Korean tax (up to the Treaty rate), subject to applicable limitations in the Internal Revenue Code of 1986, as amended (the “Code”). Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. Interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture generally will constitute foreign source income and generally will be considered passive category income for purposes of computing the foreign tax credit. You may be denied a foreign tax credit for Korean taxes imposed with respect to the Registered Debt Securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Original Issue Discount

The ZTF Debentures were issued with original issue discount, or OID, for U.S. Federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debentures. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures were sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then you generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

The amount of OID includible in income by the initial holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture, or accrued OID, (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Bond Premium,” below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments previously made on such ZTF Debenture. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

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

Bond Premium

If you purchase a ZTF Debenture for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the ZTF Debenture after the purchase date, you will be considered to have purchased that ZTF Debenture at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to a ZTF Debenture for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

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

Sale, Exchange and Retirement of Registered Debt Securities

When you sell, exchange or retire a Registered Debt Security, you will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and your adjusted tax basis in the Registered Debt Security. Your tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security increased by any market discount included in income and reduced by payments of principal you receive and any bond premium that you elect to amortize. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefor, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debentures and any bond premium that you elect to amortize. Your gain or loss realized on selling, exchanging or retiring a Registered Debt Security will generally be treated as United States source income. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Except as described above with respect to market discount, your gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a Registered Debt Security, you have held the Registered Debt Security for more than one year. If you are an individual and the Registered Debt Security being sold, exchanged or retired is a capital asset that you held for more than one year, you may be eligible for reduced rates of taxation on any capital gain recognized. Your ability to deduct capital losses is subject to limitations.

ZTF Debentures Treated as Equity

If the ZTF Debentures were treated as equity for U.S. Federal income tax purposes, amounts deemed paid with respect to the ZTF Debentures would be deemed dividends for U.S. Federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes).

You would include the amounts deemed paid by us on the ZTF Debentures (before reduction for Korean withholding tax, if any) as dividend income when actually or constructively paid by KEPCO. Section 305 of the Code, which would apply to the ZTF Debentures if they were treated as equity for U.S. Federal income tax purposes, requires current accrual of dividends under principles similar to the accrual of OID. Amounts treated as dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

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

With respect to non-corporate U.S. Persons, certain dividends paid by a qualified foreign corporation and received by such holders in taxable years beginning before January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADRs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Persons that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate to us and the Korean tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for credit against your U.S. Federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADRs will be treated as foreign source income and will generally constitute passive category income. Further, in certain circumstances, if you have held common stock or ADRs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common stock or ADRs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. Federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock or ADRs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADRs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you generally would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. Federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common stock or rights to subscribe for common stock that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. Federal income tax. Consequently such distributions will not give rise to foreign source income and you generally will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new common stock or rights so received will be determined by allocating your basis in the old common stock between the old common stock and the new common stock or rights received, based on their relative fair market value on the date of distribution. However, the basis of the rights will be zero if (i) the fair market of the rights is less than 15% of the fair market value of the old common stock the time of distribution, unless the taxpayer elects to determine the basis of the old common stock and of the rights by allocating between the old common stock and the rights the adjusted basis of the old common stock or (ii) the rights are not exercised and thus expire.

Sale, Exchange or Other Disposition of ADRs or Common Stock

Upon the sale, exchange or other disposition of ADRs or common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the ADRs or common stock. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition, the ADRs or common stock have been held by you for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of ADRs or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. Federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Estate and Gift Taxation

As discussed above in “—Korean Taxes—Registered Debt Securities—Inheritance Tax and Gift Tax” and “Korean Taxes—Shares or ADSs—Inheritance Tax and Gift Tax,” Korea may impose an inheritance tax on your heir who receives ADRs and will impose an inheritance tax on an heir who receives common stock or Registered Debt Securities. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. Federal estate tax imposed on your estate. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2007, approximately 27.1% of our debt was denominated in foreign currencies, principally in U.S. dollars and Yen. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2007, fuel costs represented 36.5% of our revenue from the sale of electric power.

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

We are also exposed to fluctuations in prices of fuel materials. In 2007, uranium accounted for 37.6% of our fuel requirements, coal accounted for 41.0%, oil (including diesel for internal combustion) accounted for 4.3% and LNG accounted for 16.4%. In 2006, measured on the same basis, uranium accounted for 41.0% of our fuel requirements, coal accounted for 38.7%, oil accounted for 4.1% and LNG accounted for 15.3%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3 “Key Information—Risk Factors” and Item 5 “Operating and Financial Review and Properties—Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2007 are as follows:

	Contract Year	Settlement Year	Contract Amounts in millions				Contract Interest Rate per Annum
			Pay		Receive		Pay (%)	Receive (%)
ABN AMRO	2002	2008	KRW	181,500	US$	150	5.95	4.63
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	4.75	5.12
JPMorgan Chase Bank	2004	2011	KRW	86,400	US$	750	Within 3 years: 4.875 After 3 years: 4.875- (10.9-JPY/ KRW Spot rate)	4.95
Credit Suisse First Boston	2004	2011	KRW	86,400	US$	750	Within 3 years: 4.875 After 3 years: 4.875-(10.9-JPY/ KRW Spot rate)	4.95
ABN AMRO & Deutsche Bank	2004	2008		KRW 185,550	US$	150	4.25	5.30
Barclays Bank PLC	2004	2014		KRW 172,875	US$	100	5.75	5.10
Barclays, BNP PARIBAS, Hana Bank & Credit Suisse First Boston	2004	2011		KRW 288,025	US$	250	4.85	4.88
Barclays Bank PLC, London, Lehman Brothers, Deutche Bank & BNP PARIBAS	2005	2012		KRW 310,735	US$	300	5.59	5.25
Barclays Bank PLC, London & Deutsche Bank	2006	2008	KRW	85,757	JPY	10,000	5.61	1.33
Credit Suisse First Boston, Barclays Bank PLC, London & Citibank	2006	2016		KRW 284,205	US$	300	6.00	5.26
UBS AG	2006	2016	KRW	98,100	US$	100	5.48	5.50
Credit Suisse First	2006	2016	KRW	98,100	US$	100	5.48	5.50
Barclays Bank PLC, London & Deutsche Bank	2006	2016		KRW 143,776	US$	150	4.81	5.50
Tokyo-Mitsubishi UFJ Bank	2007	2010		KRW 112,600	JPY	14,000	JPY Euro Yen 3m Libor + 0.5%	5.09
Tokyo-Mitsubishi UFJ Bank	2007	2010		KRW 115,783		JPY 14,000	4.72	1.65
SMBC	2007	2010		KRW 116,620		JPY 14,000	4.56	1.38
BTMU	2007	2010		KRW 109,060		JPY 14,000	5.29	1.34
Korea Development Bank	2007	2008	KRW	9,388	US$	10	3.14	5.25
Goldman Sachs	2007	2008	KRW	54,215	JPY	7,000	4.98	1.33
JPMorgan	2007	2008	KRW	23,235	JPY	3,000	4.98	1.33
BOA	2007	2008	KRW	54,215	JPY	2,336	4.24	JPY 5M Libor + 0.27%

Under these currency swap contracts, we recognized a valuation gain of (Won)33 billion and loss of (Won)19 billion in 2007.

Details of interest rate contracts outstanding as of December 31, 2007 are as follows:

	Notional Amount in Millions		Contract Interest Rate per Annum		Term
			Pay (%)	Receive (%)
Korea Exchange Bank	KRW	50,000	5.19	5.57 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW	50,000	5.42	5.81 (3M CD+0.21%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.42	5.58 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.54	5.62 (3M CD+0.27%)	2007-2010
JPMorgan Chase Bank	KRW	172,800	4.65	Within 2 years: 4.875 After 2 years: (4.875-(10.9-JPY/KRW Spot rate)	2005-2011

Under these interest rate swap contracts, we recognized a valuation gain of (Won)3 billion and loss of (Won) nil billion in 2007.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighed-average interest rates of short-term and long-term liabilities of us and our generation subsidiaries as of December 31, 2007 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2008	2009	2010	2011	2012	Thereafter	Total
	(In Won millions except rates)
Local currency:
Fixed rate	2,439,399	2,370,263	3,247,901	461,652	1,292,074	181,481	9,992,770
Average weighted rate(1)	4.46%	4.70%	5.11%	4.90%	5.82%	3.69%	28.68%
Variable rate	1,985,789	1,952,237	1,096,784	710,028	326,691	165,165	6,236,694
Average weighted rate(1)	5.86%	5.58%	5.21%	5.20%	5.21%	4.30%	31.36%

Sub-total	4,425,188	4,322,500	4,344,685	1,171,679	1,618,765	346,646	16,229,464

Foreign currency(2):
Fixed rate	782,312			1,501,621	310,735	1,617,594	4,212,262
Average weighted rate(1)	4.21%			1.49%	5.59%	5.53%	16.82%
Variable rate			345,315			502,665	847,980
Average weighted rate(1)			2.46%			7.63%	10.09%

Sub-total	782,312		345,315	1,501,621	310,735	2,120,259	5,060,242

Total	5,207,500	4,322,500	4,690,000	2,673,300	1,929,500	2,466,905	21,289,705

Notes:

(1)	Weighted average rates of the portfolio at the period end.
(2)	Based on information following swap transaction.

The following analysis sets forth the sensitivity of our non-consolidated net income before income taxes (our “Pre-tax Income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3 “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea may adversely affect us.” The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. All calculations are made under Korean GAAP.

The following modeling assumptions were made in the following sensitivity analysis:

(1)	For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be (Won)938.2 to US$1.00, which was the market exchange rate as of December 31, 2007. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

(2)	The amount of foreign currency debt to be incurred by us in 2008 and 2009 was assumed to be US$2,231 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. dollars with a maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one-year period and further assumed that 29.3% of our debt in 2008 and 2009 would carry floating interest rates consistent with our interest rate portfolio as of December 31, 2007; and

(3)	For any one-year period, we used prices of fuel materials in our budget for 2008 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2008 and 2009 was used.

If the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2007, we estimate that our unrealized foreign exchange translation losses will increase by (Won)248 billion in 2008, and by (Won)448 billion in 2009. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 35 of the notes to our consolidated financial statements.

In addition, if the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2007, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by (Won)43 billion in 2008 and by (Won)26 billion in 2009, (2) as a result of increased interest expenses by (Won)62 billion in 2008 and by (Won)75 billion in 2009, and (3) as a result of increased fuel expenses by (Won)1,170 billion in 2008 and by (Won)1,112 billion in 2009.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2007, we estimate that our income before income taxes will decrease by (Won)27 billion in 2008 and by (Won)44 billion in 2009 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.

If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2007, we estimate that our income before income taxes will decrease by (Won)1,106 billion in 2008 and by (Won)1,163 billion in 2009.

For comparative purposes, we also made the following modeling assumptions in June 2007 for the 2007 and 2008 sensitivity analysis that follows these assumptions:

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

If the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2006, we estimate that our unrealized foreign exchange translation losses will increase by (Won)256 billion in 2007, and by (Won)247 billion in 2008. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 35 of the notes to our consolidated financial statements.

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

The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward-looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2007.

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

Based upon the evaluation referred to above, our Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our Executive Officer and Chief Financial Officer, as appropriate to allow timely decision regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007. Deloitte Anjin LLC has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is filed as Exhibit 15.5 to this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Following an 18-month installation project for our enterprise resource planning (“ERP”) system, in October 2006, we commenced operating an integrated ERP system for a transparent and efficient management of the core ERP components, including personnel, accounting, procurement, construction and facilities maintenance. In addition, in March 2007, we launched a strategic enterprise management system that includes business warehouse, management information and business planning and simulation systems. We continue to upgrade and improve the ERP system, which is being used as our core information infrastructure.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In June 2005, we amended our articles of incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act. Pursuant to our amended articles of incorporation in June 2005, until the resignation of the standing auditor on April 30, 2008, our board of auditors consisted of one standing auditor and two non-standing auditors, and since April 30, 2008, two non-standing directors. These auditors perform the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors consisting of all of these auditors. In July 2005, our board of auditors, officially appointed to their positions by the President of the Republic, determined that at least one of its members is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Such member remains a member of the board of auditors. Currently, one of the two non-standing directors is an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Pursuant to the requirements of the Sarbanes–Oxley Act, we have adopted a Code of Ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2006 and 2007 for professional services rendered by our principal accountants for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a member firm of KPMG International, a Swiss cooperative, was our principal accountants for the years ended December 31, 2004, 2005 and 2006. Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, was our principal accountants for the years ended December 31, 2003 and 2007, and we currently expect them to serve as our principal accountants for the years ended December 31, 2008 and 2009. We change our principal accountants from time to time, typically every three years, as part of our general business practice.

Type of services	Aggregate fees billed during the Year Ended December 31,				Nature of services
	2006 (KPMG Samjong)		2007 (Deloitte Anjin)
	(In millions of Won)
Audit Fees	(Won)	1,508	(Won)	1,151	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		99		—	Accounting advisory service.
Tax Fees		71		—	Tax return and consulting advisory service.
All Other Fees		—		307	All other services which do not meet the three categories above.

Total	(Won)	1,678	(Won)	1,458

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

(b) Exhibits filed as part of this Annual Report

See Exhibit Index beginning on page E-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on March 6, 2008 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act (in English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)***

15.3	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

15.4	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

15.5	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Electric Power Corporation)

15.6	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Corporation)

15.7	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Corporation)

15.8	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)

15.9	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea South-East Power Co., Ltd.)

15.10	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Southern Power Co., Ltd.)

15.11	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Midland Power Co., Ltd.)

15.12	Consent of Samil PricewaterhouseCoopers, a member firm of PricewaterhouseCoopers (Korea Western Power Co., Ltd.)

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
***	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/S/ MOON, HO
Name:	Moon, Ho
Title:	President & Chief Executive Officer

Date: June 30, 2008

INDEX TO FINANCIAL STATEMENTS

Page
Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-4

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)	F-6

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea South-East Power Co., Ltd.)	F-7

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International, on Internal Control over Financial Reporting (Korea South-East Power Co., Ltd.)

F-8

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Southern Power Co., Ltd.)	F-9

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International, on Internal Control over Financial Reporting (Korea Southern Power Co., Ltd.)

F-10

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Midland Power Co., Ltd.)	F-11

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International, on Internal Control over Financial Reporting (Korea Midland Power Co., Ltd.)	F-12

Report of Independent Registered Public Accounting Firm Samil PricewaterhouseCoopers, a member firm of PricewaterhouseCoopers (Korea Western Power Co., Ltd.)	F-13

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, on Financial Statements (Korea Midland Power Co., Ltd.)	F-15

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, on Financial Statements (Korea Southern Power Co., Ltd.)	F-16

Consolidated balance sheets as of December 31, 2006 and 2007	F-17

Consolidated statements of income for the years ended December 31, 2005, 2006 and 2007	F-19

Consolidated statements of stockholders’ equity for the years ended December 31, 2005, 2006 and 2007	F-20

Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F-22

Notes to the consolidated financial statements	F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheet of Korea Electric Power Corporation and subsidiaries (collectively referred to as the “Company”) as of December 31, 2007 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., and Korea Southern Power Co., Ltd. whose financial statements reflect 15.1 percent of consolidated total assets as of December 31, 2007, and 40.7 percent of consolidated total revenue for the year ended December 31, 2007. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors. The consolidated financial statements of the Company as of and for the years ended December 31, 2005 and 2006, before the effects of the adjustments to retrospectively apply the adoption of Statements of Korean Accounting Standards as discussed in Note 1 to the consolidated financial statements, were audited by KPMG Samjong Accounting Corp., whose report dated May 26, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2007 and the results of their operations, changes in their shareholders’ equity and their cash flows for the year then ended, in conformity with the Korea Electric Power Corporation Act, Accounting Regulations for Public Enterprise·Associate Government Agency and accounting principles generally accepted in the Republic of Korea.

We have also audited the adjustments to the 2005 and 2006 consolidated financial statements to retrospectively apply the adoption of Statements of Korean Accounting Standards as discussed in Note 1 (b) to the consolidated financial statements. Our procedures included (1) comparing the adjustment amounts to the Company’s underlying analysis, and (2) testing the mathematical accuracy of the underlying analysis, and (3) on a test basis comparing the adjustments to the Company’s supporting documentation. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 and 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2006 consolidated financial statements taken as a whole.

Our audit also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 of the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit and the reports of the other auditors.

/s/    Deloitte Anjin LLC

Seoul, Korea

June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’(collectively referred to as the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., and Korea Southern Power Co., Ltd. whose financial statements reflect total assets and revenues constituting 15.1 percent and 40.7 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007. The effectiveness of certain consolidated subsidiaries’ internal control over financial reporting was audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the effectiveness of certain consolidated subsidiaries’ internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, based on our audit and the reports of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended, our report dated June 30, 2008, expressed an unqualified opinion on those financial statements with explanatory paragraphs relating to our audits comprehending the translation of Korean won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/    Deloitte Anjin LLC

Seoul, Korea

June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1(b), the accompanying consolidated balance sheet of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006. The 2005 and 2006 consolidated financial statements before the effects of the adjustments discussed in note 1(b) are not presented herein. The 2005 and 2006 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated companies, which statements reflect total assets constituting 10.1 percent as of December 31, 2006, respectively, and total operating expenses constituting 9.6 percent and 25.8 percent (after elimination of intercompany balances and sales) in 2005 and 2006, respectively, of the related consolidated totals. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those consolidated companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the 2005 and 2006 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1(b), present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and generally accepted accounting principles in the Republic of Korea.

Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 35 of the consolidated financial statements.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in note 1(b) and, accordingly, we do not express on opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

/s/     KPMG Samjong Accounting Corp.

Seoul, Korea

May 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea South-East Power Co., Ltd.:

We have audited the accompanying balance sheet of Korea South-East Power Co., Ltd. (the “Company”) as of December 31, 2007, and the related statements of income, appropriation of retained earnings, the statement of changes in equity and cash flows for the year then ended, all expressed in Korea Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea South-East Power Co., Ltd. as of December 31, 2007, the results of its operations, the appropriation of its retained earnings, the changes in equity and its cash flows for the year then ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 30 to the financial statements.

The financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 of to the financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholder

Korea South-East Power Co., Ltd.:

We have audited Korea South-East Power Co., Ltd. (the “Company”)’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Company as of December 31, 2007, and the related statements of income, appropriation of retained earnings and cash flows the years then ended, and the statement of changes in equity for the year ended December 31, 2007, all expressed in Korea Won and our report dated June 28, 2008 expressed an unqualified opinion on those financial statements.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea Southern Power Co., Ltd.:

We have audited the accompanying balance sheet of Korea Southern Power Co., Ltd. (the “Company”) as of December 31, 2007, and the related statements of income, appropriation of retained earnings, changes in stockholder’s equity and accumulated other comprehensive income and cash flows for the year then ended, all expressed in Korea Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Southern Power Co., Ltd. as of December 31, 2007 and the results of its operations, the appropriation of its retained earnings, changes in its stockholder’s equity and accumulated other comprehensive income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 28 to the financial statements.

The financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 to the financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholder

Korea Southern Power Co., Ltd.:

We have audited Korea Southern Power Co., Ltd. (the “Company”)’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Company as of December 31, 2007, and the related statements of income, appropriation of retained earnings, changes in stockholder’s equity and accumulated other comprehensive income and cash flows for the year then ended, all expressed in Korean Won, and our report dated June 28, 2008 expressed an unqualified opinion on those financial statements.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea Midland Power Co., Ltd.:

We have audited the accompanying consolidated balance sheet of Korea Midland Power Co., Ltd. (the “Company”) as of December 31, 2007 and the related consolidated statements of income, disposition of accumulated deficit, changes in equity and cash flows for the year then ended, all expressed in Korea Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 31 to the financial statements.

The consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(w) of to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholder

Korea Midland Power Co., Ltd.:

We have audited Korea Midland Power Co., Ltd. (the “Company”)’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007, and related consolidated statements of income, disposition of accumulated deficit, changes in equity and cash flows for the year then ended, all expressed in Korea Won and our report dated June 28, 2008 expressed an unqualified opinion on those financial statements.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Korea Western Power Co., Ltd.

In our opinion, the accompanying balance sheets and the related statements of operations, statement of changes in shareholder’s equity, and statements of cash flows present fairly, in all material respects, the financial position of Korea Western Power Co., Ltd. (the “Company”) at December 31, 2007, and the results of its operations, changes in its shareholder’s equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audit which was an integrated audit in 2007. The financial statements of the Company as of and for the year ended December 31, 2006, presented herein for comparative purposes, were audited by KPMG Samjong Accounting Corp. whose report dated April 20, 2007, expressed an unqualified opinion on the statements. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/    Samil PricewaterhouseCoopers

Seoul, Korea

June 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENTS

To the Shareholder and Board of Directors of

Korea Midland Power Co., Ltd.:

Seoul, Republic of Korea

We have audited the accompanying balance sheet of Korea Midland Power Co., Ltd. (the “Company”) as of December 31, 2006, and the related statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2006, and the result of its operations, changes in its retained earnings and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea (See Note 2).

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to accounting principles generally accepted in the United States of America are set forth in Note 24.

Our audit also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

/s/    Deloitte Anjin LLC

Seoul, Korea

May 14, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENTS

To the Shareholder and Board of Directors of

Korea Southern Power Co., Ltd.:

Seoul, Republic of Korea

We have audited the accompanying balance sheet of Korea Southern Power Co., Ltd. (the “Company”) as of December 31, 2006, and the related statements of income, appropriations of retained earnings and cash flows for each of the two years in the period ended December 31, 2006 (not presented separately herein), all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Southern Power Co., Ltd. as of December 31, 2006 the result of its operations, changes in its retained earnings and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the Republic of Korea.

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

/s/    Deloitte Anjin LLC

Seoul, Korea

May 14, 2007

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

	Won				U.S. dollars (Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 4):	(Won)	95,803,562	(Won)	102,741,962	$109,790,513
Less: accumulated depreciation		(34,839,815)		(40,383,055)	(43,153,510)
Less: construction grants		(4,090,157)		(4,619,883)	(4,936,828)

		56,873,590		57,739,024	61,700,175
Construction in-progress		8,393,339		9,824,129	10,498,108

Net property, plant and equipment		65,266,929		67,563,153	72,198,283

Investments and other assets:
Long-term investment securities (Note 6)		1,730,270		2,309,321	2,467,751
Long-term loans (Notes 7)		391,172		428,674	458,083
Financial derivatives		2,248		14,898	15,920
Intangible assets (Notes 5 and 31)		854,283		841,327	899,046
Deferred income tax assets (Note 27)		1,772,981		1,983,649	2,119,736
Other non-current assets (Notes 8, 19 and 32)		399,259		452,772	483,833

Total non-current assets		70,417,142		73,593,794	78,642,652

Current assets:
Cash and cash equivalents (Notes 9 and 19)		1,845,892		1,574,329	1,682,335
Trade receivables, less allowance for doubtful accounts of (Won)50,173 million in 2006 and (Won)53,924 million in 2007 (Notes 19, 30 and 31)		2,396,649		2,602,570	2,781,118
Other accounts receivable, less allowance for doubtful accounts of (Won)9,871 million in 2006 and (Won)12,818 million in 2007 (Notes 19, 30 and 31)		359,372		393,323	420,307
Short-term investment securities (Note 6)		15,239		21,304	22,766
Short-term financial instruments (Note 19)		1,163,613		1,583,271	1,691,890
Financial derivatives		479,943		7,633	8,157
Inventories (Note 10)		2,098,976		2,632,938	2,813,569
Deferred income tax assets (Note 27)		262,438		279,757	298,950
Other current assets (Notes 11, 19)		201,265		239,673	256,115

Total current assets		8,823,387		9,334,798	9,975,207

Total assets	(Won)	79,240,529	(Won)	82,928,592	$88,617,859

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

AS OF DECEMBER 31, 2006 AND 2007

	Won				U.S. dollars (Note 2)
	2006		2007		2007
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock of (Won)5,000 par value authorized 1,200,000,000 shares—Issued and outstanding 641,567,712 shares in 2007 and 2006 (Note 12)	(Won)	3,207,839	(Won)	3,207,839	$3,427,911
Capital surplus (Note 12)		14,517,143		14,558,256	15,557,016
Capital adjustments (Note 14)		(796,980)		(741,825)	(792,717)
Accumulated other comprehensive income (Notes 15 and 34)		37,895		83,915	89,672
Retained earnings:
Appropriated (Note 13)		23,922,207		25,372,349	27,113,003
Before appropriations		2,196,643		1,551,878	1,658,344
Minority interest in consolidated subsidiaries		150,740		234,441	250,525

Total shareholders’ equity		43,235,487		44,266,853	47,303,754

Long-term liabilities:
Long-term debt, net (Notes 18, 30)		15,427,624		16,120,521	17,226,460
Accrual for retirement and severance benefits, net (Note 20)		1,184,249		1,388,932	1,484,219
Liability for decommissioning costs (Note 21)		7,543,491		8,206,267	8,769,253
Provision for decontamination of transformer (Note 22)		—		222,485	237,748
Reserve for self insurance		103,942		109,273	116,770
Financial derivatives		252,523		210,976	225,450
Deferred income tax liabilities (Note 27)		2,320,653		2,547,775	2,722,564
Other long-term liabilities (Note 32)		519,821		517,552	553,058

Total long-term liabilities		27,352,303		29,323,781	31,335,522

Current liabilities:
Trade payables (Notes 19, 30 and 31)		1,172,000		1,572,141	1,679,997
Other accounts payable (Notes 19, 30 and 31)		874,759		701,172	749,275
Short-term borrowings (Notes 17)		476,720		820,315	876,592
Current portion of long-term debt, net (Notes 18 and 30)		4,221,171		4,670,260	4,990,660
Income tax payable		881,855		474,986	507,572
Accrued expense (Notes 19)		293,484		340,682	364,054
Financial derivatives		6,738		40,256	43,018
Deferred income tax liabilities (Note 27)		32,062		19,152	20,466
Other current liabilities (Notes 3, 19 and 23)		693,950		698,994	746,949

Total current liabilities		8,652,739		9,337,958	9,978,583

Total liabilities		36,005,042		38,661,739	41,314,105

Commitments and contingencies (Note 32)
Total shareholders’ equity and liabilities	(Won)	79,240,529	(Won)	82,928,592	$88,617,859

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Won						U.S. dollars (Note 2)
	2005		2006		2007		2007
	(In millions, except per share amounts)						(In thousands, except per share amounts)
OPERATING REVENUES: (Notes 30 and 31)
Sale of electricity	(Won)	24,769,146	(Won)	26,590,015	(Won)	28,501,480	$30,456,807
Other operating revenues		675,561		818,798		635,740	679,355

		25,444,707		27,408,813		29,137,220	31,136,162

OPERATING EXPENSES (Notes 25, 26, 30 and 31):
Power generation, transmission and distribution costs		17,914,867		19,985,092		21,859,590	23,359,255
Purchased power		1,772,020		2,073,220		2,584,097	2,761,377
Other operating costs		317,495		379,396		261,679	279,631
Selling and administrative expenses		1,518,669		1,576,280		1,610,179	1,720,645

		21,523,051		24,013,988		26,315,545	28,120,908

OPERATING INCOME		3,921,656		3,394,825		2,821,675	3,015,254

OTHER INCOME (EXPENSES):
Interest income		88,305		156,657		186,315	199,097
Interest expenses		(642,930)		(700,827)		(737,121)	(787,691)
Gain (loss) on foreign currency transactions and translation, net		296,869		416,825		(144,948)	(154,892)
Donations		(183,779)		(180,870)		(155,437)	(166,101)
Equity income of affiliates, net (Note 6)		97,929		80,009		119,564	127,767
Gain on disposal of investments, net		—		17		13,021	13,914
Loss on disposal of property, plant and equipment, net		(6,054)		(3,067)		(2,325)	(2,485)
Valuation gain (loss) on financial derivatives, net (Note 24)		167,351		(172,603)		24,230	25,892
Prior year error correction (Notes 21 and 27)		—		109,910		—	—
Other, net		85,276		268,238		268,359	286,771

		(97,033)		(25,711)		(428,342)	(457,728)

INCOME BEFORE INCOME TAX		3,824,623		3,369,114		2,393,333	2,557,526
INCOME TAX EXPENSES (Note 27)		1,392,294		1,123,350		926,165	989,704

NET INCOME		2,432,329		2,245,764		1,467,168	1,567,822

Controlling interest	(Won)	2,407,643	(Won)	2,225,560	(Won)	1,426,457	$1,524,318
Minority interest		24,686		20,204		40,711	43,504

	(Won)	2,432,329	(Won)	2,245,764	(Won)	1,467,168	$1,567,822

BASIC EARNINGS PER SHARE (Note 28)	(Won)	3,790	(Won)	3,488	(Won)	2,294	$2,451

DILUTED EARNINGS PER SHARE (Note 28)	(Won)	3,766	(Won)	3,389	(Won)	2,258	$2,413

See accompanying notes to the consolidated financial statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005, 2006 AND 2007

	Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments	Accumulated other comprehensive income	Minority interests		Total
Balances at January 1, 2005	(Won)	3,203,743	(Won)	14,543,916	(Won)	23,139,835	(Won)(208,260)	(Won)(200,051)	(Won)	123,099	(Won)	40,602,282
Net income		—		—		2,407,643	—	—		24,686		2,432,329
Dividends declared (Note 16)		—		—		(724,156)	—	—		—		(724,156)
Cumulative effect of accounting change (Note 1)		—		(184,539)		12,422	—	172,117		—		—
Issuance of common stock for non-cash assets		4,096		23,846		—	—	—		—		27,942
Exercise of conversion right		—		(25,148)		—	—	—		—		(25,148)
Directly charged tax effect		—		(617)		(189,024)	—	(16,054)		—		(205,695)
Gain on disposal of treasury stock, net of tax		—		63,555		—	—	—		—		63,555
Change in retained earning of subsidiaries		—		—		(20,247)	—	—		—		(20,247)
Changes in treasury stock		—		—		—	89,967	—		—		89,967
Changes in unrealized gains (losses) on available-for-sale securities		—		—		—	—	8,474		—		8,474
Equity in other comprehensive income of affiliates		—		—		—	—	7,446		—		7,446
Changes in translation adjustments of foreign subsidiaries		—		—		—	—	49,552		—		49,552
Changes in valuation of derivatives		—		—		—	—	32,072		—		32,072
Changes in minority interests		—		—		—	—	—		(723)		(723)
Other		—		52		(52)	—	—		—		—

Balances at December 31, 2005		3,207,839		14,421,065		24,626,421	(118,293)	53,556		147,062		42,337,650

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2005, 2006 AND 2007

	Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments	Accumulated other comprehensive income		Minority interests		Total
Net income		—		—		2,225,560	—		—		20,204		2,245,764
Dividends declared (Note 16)		—		—		(731,535)	—		—		—		(731,535)
Exercise of conversion right		—		47,270		—	—		—		—		47,270
Gain on disposal of treasury stock, net of tax		—		48,849		—	—		—		—		48,849
Change in retained earning of subsidiaries		—		—		(1,648)	—		—		—		(1,648)
Changes in treasury stock		—		—		—	(678,687)		—		—		(678,687)
Changes in unrealized gains (losses) on available-for-sale securities, net		—		—		—	—		1,439		—		1,439
Equity in other comprehensive income of affiliates		—		—		—	—		2,972		—		2,972
Changes in translation adjustments of foreign subsidiaries		—		—		—	—		(12,971)		—		(12,971)
Changes in valuation of derivatives		—		—		—	—		(7,101)		—		(7,101)
Changes in minority interests		—		—		—	—		—		(16,526)		(16,526)
Other		—		(41)		52	—		—		—		11

Balance at December 31, 2006		3,207,839		14,517,143		26,118,850	(796,980)		37,895		150,740		43,235,487

Net income		—		—		1,426,457	—		—		40,711		1,467,168
Dividends declared (Note 16)		—		—		(621,080)	—		—		—		(621,080)
Exercise of conversion right		—		(9,487)		—	—		—		—		(9,487)
Gain on disposal of subsidiary’s securities		—		46,945		—	—		—		—		46,945
Changes in treasury stock		—		3,655		—	55,155		—		—		58,810
Changes in unrealized gains (losses) on available-for-sale securities		—		—		—	—		(1,309)		—		(1,309)
Equity in other comprehensive income of affiliates		—		—		—	—		7,734		—		7,734
Changes in translation adjustments of foreign subsidiaries		—		—		—	—		28,859		—		28,859
Changes in valuation of derivatives		—		—		—	—		10,736		—		10,736
Changes in minority interests		—		—		—	—		—		42,990		42,990

Balances at December 31, 2007	(Won)	3,207,839	(Won)	14,558,256	(Won)	26,924,227	(Won)(741,825)	(Won)	83,915	(Won)	234,441	(Won)	44,266,853

U.S. dollars (In thousands)		$3,427,911		$15,557,016		$28,771,347	$(792,717)		$89,672		$250,525		$47,303,754

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Won						U.S. dollars (Note 2)
	2005		2006		2007		2007
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,432,329	(Won)	2,245,764	(Won)	1,467,168	$1,567,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		5,847,668		5,744,401		5,829,915	6,229,872
Property, plant and equipment removal loss		203,281		229,417		295,589	315,868
Provision for severance and retirement benefits		282,464		313,078		329,771	352,395
Provision for decommissioning costs, net		321,139		328,237		339,749	363,057
Provision for decontamination of transformer		—		—		21,938	23,443
Bad debt expense		26,507		25,317		22,966	24,542
Amortization of discount on debentures Issued and long-term loans, net		16,219		22,742		37,231	39,785
Gain on foreign currency translation, net		(250,385)		(356,606)		105,009	112,213
Equity income of affiliates, net		(97,929)		(80,009)		(70,132)	(74,943)
Loss on disposal of property, plant and equipment, net		6,054		3,067		(1,151)	(1,230)
Deferred income tax expense (benefit), net		102,790		(183,856)		(87,811)	(93,835)
Valuation loss (gain) on financial derivatives		(167,351)		172,603		(24,230)	(25,892)
Transaction loss (gain) on financial derivatives		28,447		24,580		5,430	5,803
Prior year error correction		—		(109,910)		—	—
Other losses (gains) , net		(62,665)		(601)		5,166	5,520
Changes in assets and liabilities:
Trade receivables		(477,086)		(254,920)		(68,161)	(72,837)
Other accounts receivable		162,618		(22,850)		196,154	209,611
Inventories		(504,020)		(624,857)		(761,930)	(814,202)
Other current assets		(125,997)		(73,549)		(69,909)	(74,705)
Trade payables		459,783		(46,442)		399,582	426,995
Other accounts payable		(116,457)		176,385		(443,698)	(474,138)
Income tax payable		(560,428)		302,433		(421,964)	(450,913)
Accrued expenses		7,636		31,652		40,627	43,414
Other current liabilities		(222,582)		(78,104)		(8,107)	(8,663)
Payment of severance and retirement benefits, net		(27,880)		(43,133)		(84,080)	(89,848)
Payment of decommissioning costs		(60,819)		(10,039)		(7,324)	(7,826)
Payment of self-insurance		(1,535)		(1,582)		(31,108)	(33,242)
Other, net		388,008		68,885		(33,030)	(35,296)

Net cash provided by operating activities		7,609,809		7,802,103		6,983,660	7,462,770

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007—(CONTINUED)

	Won						U.S. dollars (Note 2)
	2005		2006		2007		2007
	(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	144,918	(Won)	38,320	(Won)	38,953	$41,625
Additions to property, plant and equipment		(6,718,780)		(7,469,389)		(8,544,771)	(9,130,979)
Receipt of construction grants		680,232		800,615		1,055,465	1,127,874
Proceeds from disposal of investment securities		138,146		55,208		48,369	51,687
Acquisition of investment securities		(78,470)		(65,765)		(550,341)	(588,097)
Increase in long-term loans, net		(54,198)		(66,129)		(10,627)	(11,356)
Acquisition of intangible assets		(54,146)		(63,591)		(170,822)	(182,541)
Increase in other non-current assets		(48,392)		(6,988)		(39,490)	(42,199)
Increase in short-term financial instruments, net		(693,837)		(310,852)		(419,629)	(448,417)
Decrease in current portion of long-term loans, net		24,614		18,230		41,318	44,153
Payment of support for inducement of radioactive waste facilities		—		(300,000)		—	—

Net cash used in investing activities		(6,659,913)		(7,370,341)		(8,551,575)	(9,138,250)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		4,097,893		4,917,747		5,198,428	5,555,062
Repayment of long-term debt		(4,325,647)		(3,494,930)		(4,247,010)	(4,538,373)
Proceed from (repayment of) short-term borrowings, net		(76,681)		144,192		317,160	338,919
Proceeds from (acquisition of) treasury stock, net		—		(740,949)		58,988	63,035
Dividends paid		(728,562)		(737,955)		(641,638)	(685,657)
Settlement of financial derivatives		(206,502)		(72,534)		461,147	492,784
Other, net		(3,878)		1,629		121,016	129,318

Net cash provided by (used in) financing activities		(1,243,377)		17,200		1,268,091	1,355,088

CHANGE IN CASH AND CASH EQUIVALENTS FROM THE TRANSLATION OF FOREIGN SUBSIDIARIES		23,015		(2,101)		28,261	30,199
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (Note 29)		(270,466)		446,861		(271,563)	(290,193)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,669,497		1,399,031		1,845,892	1,972,528

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	1,399,031	(Won)	1,845,892	(Won)	1,574,329	$1,682,335

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS DECEMBER 31, 2006 AND 2007

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. On April 1, 2007 we became designated a market orientated enterprise.

As of December 31, 2007, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, and foreign investors held 21.12%, 29.95% and 27.47%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Knowledge Economy(the “MKE”, formerly the Ministry of Commerce, Industry and Energy) on January 21, 1999 (the “Restructuring Plan”), the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In addition, KEPCO has been contemplating the gradual privatization of KEPCO's power generation subsidiaries and distribution business. In 2002, the Company commenced the sale of one of its generation subsidiaries. However, this sale was delayed due to unfavorable stock market conditions at the time. The Company intends to resume its stock-listing process in due course, after taking into consideration the overall stock market and other pertinent matters. The privatization of the power generation subsidiaries may result in a change in pricing of electric power, operational organization, related regulations and general policies for supply and demand of energy. The privatization of KEPCO's distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004. In lieu of privatization, the Korea Tripartite Commission recommended the creation of independent business divisions, namely, the “strategic business units,” to create internal competition among the business divisions and ultimately improve efficiency. On September 25, 2006, KEPCO launched the strategic business units.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise·Associate Government Agency, which have been approved by the Korean Ministry of Strategy and Finance(formerly the Korean Ministry of Finance and Economy) and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by those who are informed about Korean accounting principles and practices, the KEPCO Act and Accounting Regulations for Public Enterprise·Associate Government Agency. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The Korea Accounting Standards Board ("KASB") has published a series of Statements of Korea Accounting Standards ("SKAS"), which replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Company prepared its financial statements as of December 31, 2007 in accordance with Financial Accounting Standards and SKAS in the Republic of Korea.

The Company newly adopted SKAS No. 21-“Preparation and Presentation of Financial Statements,” SKAS No. 23-“Earning per Share” and SKAS No. 25-“Consolidation Financial Statements”, effective from January 1, 2007. Adoption of these newly effective SKAS in 2007 did not result in any change to reported net income or shareholders’ equity in 2005 and 2006. Pursuant to adoption of SKAS No. 21, valuation gain on available-for-sale, unrealized loss and gain on investment securities using the equity method, cumulative effect of foreign currency translation and valuation loss on derivatives, amounting in aggregate to (Won)53,556 million and (Won)37,895 million as of December 31, 2005 and 2006, formerly classified as capital adjustments, are reclassified as accumulated other comprehensive income. In addition, pursuant to adoption of SKAS No. 25, income before minority interest is reclassified as net income. Besides, controlling interest in net income and minority interest in net income are separately presented in the consolidated statements of income.

In 2007, the Company also adopted amended SKAS No. 16—“Income Taxes” which are amended such that additional payment of income taxes and income tax refunds, formerly classified as other income (expenses), are reclassified as income taxes. Moreover, consolidated subsidiaries’ deferred income tax assets and liabilities, formerly recorded at net amount, are separately recorded in the consolidated balance sheets.

Certain amounts and accounts of prior years’ financial statements are reclassified to conform to the current period’s presentation. The reclassification effect of the prior years’ financials statements are summarized below. This reclassification does not affect the net income (controlling interest in net income) or shareholders’ equity of prior years.

2005

	Won(millions)
	As previously reported		As adjusted		Adjustment
Income before income tax	(Won)	3,831,748	(Won)	3,824,623	(Won)	7,125
Income tax expenses		(1,399,419)		(1,392,294)		(7,125)

2006

	Won(millions)
	As previously reported		As adjusted		Adjustment
Non-current assets	(Won)	68,644,161	(Won)	70,417,142	(Won)(1,772,981)
Current assets		8,791,325		8,823,387	(32,062)

Total assets		77,435,486		79,240,529	(1,805,043)

Long-term liabilities		(25,579,322)		(27,352,303)	1,772,981
Current liabilities		(8,620,677)		(8,652,739)	32,062

Total liabilities		(34,199,999)		(36,005,042)	1,805,043

Income before income tax	(Won)	3,389,175	(Won)	3,369,114	(Won) 20,061
Income tax expenses		(1,143,411)		(1,123,350)	(20,061)

(c)	Principles of Consolidation

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

When a controlling company still has control over its subsidiaries even after the controlling company sold a portion of its investment in the subsidiaries, the disposal gain or loss realized in connection with the sale of a subsidiary’s common stock should be presented as additions or deductions of consolidated capital surplus in the consolidated financial statements.

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For downstream sales, the full amount of intercompany profit is eliminated in the consolidated statements of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated as of December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	219,709	4,284	223,993
Intangible assets		820	—	820

	(Won)	220,529	4,284	224,813

	Won (millions)
	2007
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	211,201	4,378	215,579
Intangible assets		13,755	—	13,755

	(Won)	224,956	4,378	229,334

(d)	Consolidated Subsidiaries

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2006	2007
Korea Hydro & Nuclear

Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Midland Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Western Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Southern Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea East-West Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Power Engineering Co., Inc.	1977	97.9	97.9	Engineering for utility plant

KEPCO KPS. (*4)	1984	100.0	80.0	Utility plant maintenance

KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel

Korea Electric Power Data

Network Co., Ltd.	1992	100.0	100.0	Information services

KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company

KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company

KEPCO China International Ltd.	2004	100.0	100.0	Holding Company

KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company

KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company

KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company

KEPCO Lebanon SARL	2006	100.0	100.0	Operation of utility plant

KEPCO Neimenggu International Ltd.	2006	100.0	100.0	Holding Company

KEPCO Shanxi international Ltd. (*3)	2007	—	100.0	Holding Company

KEPCO Philippines Corporation (*2)	1995	100.0	100.0	Utility plant rehabilitation
				and operation (Subsidiary
				of KEPCO International
				Hong Kong Ltd.)
KEPCO Ilijan Corporation (*2)	1997	51.0	51.0	Construction and
				operation of utility plant
				(Subsidiary of KEPCO
				International Philippines Inc.)
Jiaozuo KEPCO Power Company Ltd.	2004	77.0	77.0	Construction and
				operation of utility plant
				(Subsidiary of KEPCO China
				International Ltd.)
KEPCO Salcon Power Corporation	2005	60.0	76.0	Construction and
				operation of utility plant
				(Subsidiary of KEPCO
				Philippines Corporation)

(*1)	Six new power generation subsidiaries were established on April 2, 2001 through the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

(*2)	Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to the National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

(*3)	KEPCO Shanxi international Ltd. was established as subsidiaries in 2007.

(*4)	In 2007, the Company has disposed of 20% of its investment in Korea Plant Service & Engineering Co., Ltd, with a gain on disposal of investment of (Won)46,945 million as an addition of consolidated capital surplus.

The power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin

(e)	Affiliates Accounted for Using the Equity Method

Affiliate	Year of establishment	Ownership percentage(%)		Primary business
		2006	2007
Korea Gas Corporation	1983	24.5	24.5	Importing and wholesaling LNG
Korea District Heating Co., Ltd.	1985	26.1	26.1	Generating and distributing electricity and heat
LG Powercom Corporation	2000	43.1	43.1	Leasing telecommunication linesand providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Electricity metering
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd.	2005	40.0	40.0	Construction and operation of utility plant
Salcon Power Corporation	2006	40.0	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	—	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	—	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd	2001	—	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	2007	—	29.0	Generating electricity
Komipo Global Pte Ltd.	2007	—	100.0	Construction and operation of utility plant
Cheongna Energy Co.,Ltd.	2005	—	27.0	Generating and distributing
				vapor and hot/cold water

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the years ended December 31, 2005, 2006 and 2007, the amounts of capitalized interest were (Won)205,976 million, (Won)237,225 million and (Won)240,165, respectively, which includes net foreign currency transactions and translation gains of (Won)165,060 million, and (Won)253,009 million, respectively, for the years ended December 31, 2005 and 2006, and net loss of (Won)56,387 million for the year ended December 31, 2007.

Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives as follows:

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

As described in note 22, under the new regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (“PCBs”), a toxin, from the insulating oil of its transformers by 2015. According to the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company recognized related costs as a liability and capitalized the amount related to all existing utility plants.

When the Company receives grants which relate to the construction of transmission and distribution facilities, such amounts are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. KEPCO received (Won)679,735 million, (Won)796,994 million and (Won)1,042,175 million of construction grants, and offset (Won)166,773 million, (Won)265,175 million and (Won)343,941 million against depreciation expense, and (Won)54,319 million, (Won)85,934 million and

(Won)156,596 million against removal loss of property, plant and equipment for the years ended December 31, 2005, 2006 and 2007, respectively.

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

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management's estimate of undiscounted future cash flows to determine recoverability of an asset. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. If management believes the assets may have declined in value based on these assumptions, the Company records impairment charges to reflect the estimated recoverable value.

(h)	Investment Securities

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas held-to-maturity and available-for-sale securities are classified as long-term investment securities, except for those whose maturity dates or whose likelihood of being disposed of are within one year from the balance sheet date, which are classified as short-term investment securities.

Valuation of Securities

Securities are recognized initially at cost (determined by the moving average method for equity securities and by the specific identification for debt securities), which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face vales (commonly referred to as “discounts” or “premiums” on debt securities) is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period.

Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in accumulated other comprehensive income (loss), until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of accumulated other comprehensive income (loss) is reflected in current operations. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

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

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to- maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is reclassified into available-for-sale security, the difference between the book value and fair value is reported in accumulated other comprehensive income (loss). Whereas, in case available-for-sale security is reclassified into held-to-maturity securities, the difference is reported in accumulated other comprehensive income (loss) and amortized over the remaining term of the securities using the effective interest method.

(i)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and accumulated other comprehensive income in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings, and changes in capital surplus and accumulated other comprehensive income (loss).

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

Under the equity method of accounting, unrealized gains and losses on transactions with an investee are eliminated to the extent of the Company’s interest in the investee. However, unrealized gains and losses from a down-stream transaction with a subsidiary are eliminated in their entirety.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is recognized as accumulated other comprehensive income (loss).

Prior to January 1, 2005, changes of capital surplus of affiliates were recorded within capital surplus of the Company. However, upon adoption of SKAS No. 15 “Investments in Associates,” effective January 1, 2005, changes of capital surplus of affiliates is required to be presented within accumulated other comprehensive income. As a result of such changes, as of December 31, 2005, capital surplus decreased and accumulated other comprehensive income increased by (Won) 172,117 million. As allowed by the statement, the Company did not restate the prior year balances and present the cumulative effect as of January 1, 2005 within accumulated other comprehensive income in the 2005 consolidated financial statements.

(j)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.

(i)	Research and Development Costs

All costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expenses as incurred. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads. Capitalized costs are amortized on a straight-line basis over 5 years.

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

A rollforward of the allowance for doubtful accounts is as follows:

	Won (millions)
	2005		2006	2007
Balance at beginning of the year	(Won)	38,660	51,069	50,173
Provision for bad debts		25,621	23,168	22,163
Reversal of allowance for doubtful accounts		—	(1,346)	(393)
Write off		(13,212)	(22,718)	(18,019)

Balance at end of the year	(Won)	51,069	50,173	53,924

(n)	Inventories

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

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets.

Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company purchased individual severance insurance deposits, which meet the funding requirement for tax deduction purposes, in which the beneficiary is the respective employee, with a balance of (Won)343,093 million and (Won)387,591 million as of December 31, 2006 and 2007, respectively, and are presented as a deduction from the accrual of retirement and severance benefits.

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

(s)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Public Enterprise·Associate Government Agency, the Company provides a self-insurance reserve for loss from accidents and liabilities to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets 15.8 percent of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(t)	Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)929.6 and (Won)938.2 to US$1, the rate of exchange on December 31, 2006 and 2007, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as a accumulated other comprehensive income.

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

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as an accumulated other comprehensive income and the ineffective portion is recorded in current operations. Accumulated gain or loss in shareholder’s equity is recorded in the income statement in the periods in which the hedged item will affect profit or loss.

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

Deferred taxes are recognized on the temporary differences related to unrealized gains and losses on available-for-sale securities that are reported as a separate component of accumulated other comprehensive income.

Prior to January 1, 2005, income taxes effects were not recognized for the tax effects related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, Equity in other comprehensive income of affiliates and valuation gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of shareholders’ equity. However, effective January 1, 2005, income tax effect related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and valuation gains and losses derivatives considered to be cash flow hedges that are reported as capital surplus and accumulated other comprehensive income, respectively. As a result of such change, as of January 1, 2005, capital surplus and accumulated other comprehensive income decreased by (Won)23,795 million.

Prior to January 1, 2005, the tax effect of the temporary difference arising from the conversion right of the convertible bond issued in 2003 amounted to (Won)12,422 million. This amount was charged as income tax expense during 2003. However, effective January 1, 2005, per SKAS No. 16, the tax effect amounting to (Won)12,422 million should be directly charged to capital surplus. As a result of such change, as of January 1, 2005, capital surplus decreased and retained earnings increased by (Won)12,422 million. As allowed by the statement, the Company did not restate the prior year balances and accounted for the cumulative effect of applying SKAS No. 16 as of January 1, 2005 through change of accumulated other comprehensive income during 2005.

Prior to January 1, 2007, the Company recognized prior year income tax adjustments (additional payment of income taxes or income tax refunds) as other income (expenses), offset current tax assets against current tax liabilities, and offset deferred tax assets against deferred tax liabilities in consolidated financial statements. However, in accordance with amendment of SKAS No. 16, “Income Taxes”, effective January 1, 2007, the Company recognized additional payment of income taxes or income tax refunds as income taxes in 2007. In addition, the Company did not offset current tax assets against current tax liabilities, nor offset deferred tax assets against deferred tax liabilities in 2007, as the Company did not meet the criteria prescribed in the amendment of SKAS 16, “Income Taxes”. As required in SKAS No 16, prior years’ financial statements are reclassified to conform to the current period’s presentation as discussed in note 1(b).

(y)	Dividends payable

Dividends are recorded when approved by the shareholders’ meeting.

(z)	Prior Period Adjustments

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

(ab)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of shareholders’ equity in the consolidated balance sheets.

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

(i)	Cost of Inventory

Company	Raw material(*)	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	—	Moving average
Korea Western Power Co., Ltd.	—	Weighted-average	Weighted-average
Korea Power Engineering Co., Inc.	—	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	—	FIFO	—
KEPCO Nuclear Fuel Co., Ltd.	—	Weighted- average	—
Korea Electric Power Data Network Co., Ltd.	Moving-average	—	Moving-average
KEPCO Philippines Corporation	—	Weighted-average	Weighted-average
KEPCO Ilijan Corporation	—	Weighted-average	Weighted-average

(*)	Specific identification method is applied to materials in transit.

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining-balance	Declining-balance	Declining-balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	—	—	—	Declining-balance
Korea Plant Service & Engineering Co., Ltd.	—	—	—	Declining-balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	—
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	—
KEPCO Philippines Corporation	Straight-line	Straight-line	Straight-line	—
KEPCO Ilijan Corporation	Straight-line	Straight-line	Straight-line	—

(ae)	Elimination of Investments and Shareholders’ Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the KEPCO’s investments against the related investees’ shareholders’ equity at December 31, 2007 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,962,906	Investments in affiliates	(Won)	18,294,985
Capital surplus		15,448,708	Consolidated capital surplus		2,194
Retained earnings		8,670,505	Consolidated retained earnings		8,531,386
Accumulated other comprehensive income		73,115	Accumulated other comprehensive income		100,784
			Minority interests		225,321
			Other		564

	(Won)	27,155,234		(Won)	27,155,234

(2) Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2007, have been translated into United States dollars at the rate of (Won)935.8 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3) Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of December 31, 2006 and 2007, the Company has a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2007, as announced by the Minister of Land and Transportation and Maritime Affairs is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land—utility plant, transmission and distibution sites and other	(Won)	6,126,074	9,037,254

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the years ended December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2006
Land	(Won)	5,823,041	10,094	(17,243)	—	178,091	5,993,983
Buildings		7,431,774	24,665	(9,070)	(570,892)	372,489	7,248,966
Structures		25,983,644	11,194	(448)	(930,293)	2,449,161	27,513,258
Machinery		17,532,778	100,384	(10,099)	(3,226,353)	2,448,712	16,845,422
Vehicles		25,323	15,423	(64)	(17,612)	9,341	32,411
Loaded nuclear fuel		1,026,465	—	—	(420,617)	365,025	970,873
Capitalized asset retirement cost		1,711,747	—	—	(224,729)	169,818	1,656,836
Others		757,011	85,813	(725)	(145,219)	1,855	698,735
Construction in-progress		7,355,280	7,221,816	—	—	(6,183,757)	8,393,339
Construction grants		(3,641,009)	(796,994)	—	265,175	85,934	(4,086,894)

	(Won)	64,006,054	6,672,395	(37,649)	(5,270,540)	(103,331)	65,266,929

	Won (millions)
	2007
	Book value as of January 1, 2007		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2007
Land	(Won)	5,993,983	6,516	(6,422)	—	131,997	6,126,074
Buildings		7,248,966	9,255	(22,849)	(631,168)	687,580	7,291,784
Structures		27,513,258	12,899	(638)	(1,243,864)	2,123,760	28,405,415
Machinery		16,845,422	116,958	(16,212)	(3,183,094)	3,286,137	17,049,211
Vehicles		32,411	7,593	(12)	(19,653)	11,322	31,661
Loaded nuclear fuel		970,873	—	—	(392,139)	354,529	933,263
Capitalized asset retirement cost		1,656,836	—	—	(239,271)	442,393	1,859,958
Others		698,735	93,944	(1,030)	(170,733)	40,625	661,541
Construction in-progress		8,393,339	8,297,606	(1,062)	—	(6,865,754)	9,824,129
Construction grants		(4,086,894)	(1,032,055)	—	345,620	153,446	(4,619,883)

	(Won)	65,266,929	7,512,712	(48,225)	(5,534,302)	366,035	67,563,153

(*)	Others include transfers between asset categories, acquisition of capitalized asset retirement cost, and other non-cash items.

(4) Insured Assets

Insured assets as of December 31, 2007 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	824,831
Buildings and machinery	Nuclear property insurance		1,200,000
Buildings, machinery and construction in progress	Construction and shipping insurance		12,955,437
Buildings	General insurance		21,947,665
Construction in progress	Construction insurance		32,688
Inventories and machinery	Shipping insurance		4,390,660

In addition, as of December 31, 2007, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accidents, construction and other general insurance for its utility plants and inventories and general insurance for vehicles.

(5) Intangible Assets

Changes in intangible assets for the year ended December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Amortization	Others(*1)	Book value as of December 31, 2006
Port facility usage right	(Won)	142,279	—	(8,846)	(19)	133,414
Water usage right		90,876	—	(16,952)	—	73,924
Dam usage right		6,543	—	(145)	—	6,398
Electricity usage right		41,264	—	(5,754)	—	35,510
Future radioactive wastes repository sites usage rights(*2)		300,000	—	—	—	300,000
Computer software and capitalized research and development costs		201,662	17,997	(84,450)	40,724	175,933
Others		103,709	45,594	(9,208)	(10,991)	129,104

	(Won)	886,333	63,591	(125,355)	29,714	854,283

	Won (millions)
	2007
	Book value as of January 1, 2006		Acquisitions	Amortization	Others(*1)	Book value as of December 31, 2006
Port facility usage right	(Won)	133,414	18,598	(8,099)	2,398	146,311
Water usage right		73,924	—	(16,951)	424	57,397
Dam usage right		6,398	—	(145)	(4,236)	2,017
Electricity usage right		35,510	98,404	(94,301)	11,322	50,935
Future radioactive wastes repository sites usage rights(*2)		300,000	—	—	—	300,000
Computer software and capitalized research and development costs		175,933	22,809	(70,705)	80,952	208,989
Others		129,104	29,023	(16,906)	(65,543)	75,678

	(Won)	854,283	168,834	(207,107)	25,317	841,327

(*1)	Others include transfers between asset categories and other non-cash items.

(*2)	In November 2005, Gyeongju City was selected as the repository site for Low and Intermediate- Level Radioactive Waste (LILRW). In relation to this future repository site, the Korean government enacted the ‘Special Act for the Region Hosting a Low and Intermediate Radioactive Waste Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company was obligated to pay (Won)300,000 million to the region to build the repository site. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities at December 31, 2005. The Company paid the entire amount in 2006.

In addition, the Company expensed research and development cost amounting to (Won)515,353 million, (Won)554,473 million and (Won)602,753 million for the years ended December 31, 2005, 2006 and 2007, respectively.

(6) Investment Securities

(a)	Short-term Investment securities as of December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006		2007
Short-term investment securities
Trading Securities	(Won)	—	9,637
Available-for-sale securities		15,145	11,579
Held-to-maturity securities		94	88

	(Won)	15,239	21,304

Available-for-sale securities consist of beneficiary certificates and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1) :
Energy Savings Investment Cooperatives( *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange(*3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd.(*4)	0.14		1,091	97
KNOC Nigerian East Oil Co., Ltd.(*6)	15.0		12	12
KNOC Nigerian West Oil Co., Ltd.(*6)	15.0		12	12
Dolphin Property Limited(*6)	15.0		12	12
Equity securities in treasury stock fund(*5)	—		11,713	15,381
Other equity securities	—		24,695	24,695
Debt securities	—		5,149	10,310

			175,523	183,358

Held-to-maturity:
Government and municipal bonds			3,531	3,531

Total		(Won)	179,054	186,889

	Won (millions)
	2007
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1) :
Energy Savings Investment Cooperatives(*2)	48.0	(Won)	2,400	2,400
Korea Power Exchange(*3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd.(*4)	0.14		1,091	97
KNOC Nigerian East Oil Co., Ltd.(*6)	15.0		12	12
KNOC Nigerian West Oil Co., Ltd.(*6)	15.0		12	12
Dolphin Property Limited(*6)	15.0		12	12
KEPCO Australia Pty Ltd.(*2)	100.0		6,877	6,877
KEPCO Canada Energy Ltd.(*2)	100.0		823	823
Korea Electric Power Nigeria Ltd.(*2)	100.0		76	76
Cockatoo Coal Ltd.	4.77		6,793	10,999
Other equity securities	—		21,376	21,376
Debt securities	—		5,149	8,737

			172,460	179,260

Held-to-maturity:
Government and municipal bonds			3,454	3,454

Total		(Won)	175,914	182,714

(*1)	The equity securities other than securities in treasury stock fund and Cockatoo Coal Ltd. are non-marketable securities and stated at cost due to the lack of information to determine fair value.

(*2)	As described in note 1(i), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, as allowed per SKAS No. 8 “Investments in Securities”, as the difference between the equity method and cost is considered to be immaterial, the Company recorded the investment within available-for-sale securities at cost.

(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, considering the purpose of establishment and articles of incorporation of Korea Power Exchange, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale at cost.

(*4)	The recoverable amount of the investment in Hwan Young Steel Co., Ltd. was considered to be less than the carrying amount and an impairment loss of (Won) 994 million was recognized before prior year.

(*5)	In order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December 1992. The Fund is recorded at fair value based on net asset value of the Fund at balance sheet date, as provided by the portfolio manager, less the fair value of the treasury shares included in the Fund’s portfolio. Valuation gain (loss) on the treasury shares are recorded in capital surplus whereas the valuation gain (loss) on the Fund is recorded in accumulated other comprehensive income. As of December 31, 2006, gains on the valuation of the Fund are recorded in accumulated other comprehensive income amounted to (Won)2,659 million, net of tax. In 2007, the Company disposed the entire Fund and recorded (Won)13,021 million in other income as gain on disposition of investments.

(*6)

The Company invested in overseas oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owning 60% equity interest in the joint venture incorporated with Equator Exploration Limited and Nigerian governments, invested in

KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of US$25 million related to the oil and gas producing activities and US$35 million related to the construction of power generation plants and gas pipes to the Nigerian government.

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	860,503	860,503
Korea District Heating Co., Ltd.	26.1		5,660	184,458	184,458
LG Powercom Corporation(*)	43.1		323,470	382,036	376,831
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	48,130	48,130
YTN	21.4		59,000	26,677	26,677
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		7,163	5,808	5,808
Salcon Power Corporation	40.0		21,620	22,921	22,921
Datang Chifang Renewable Co., Ltd.	40.0		18,053	18,053	18,053

		(Won)	537,453	1,548,586	1,543,381

	Won (millions)
	2007
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	938,137	938,137
Korea District Heating Co., Ltd.	26.1		5,660	187,503	187,503
LG Powercom Corporation(*1)	43.1		323,470	393,043	389,326
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	29,379	29,379
YTN	21.4		59,000	28,493	28,493
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		7,163	7,543	7,543
Salcon Power Corporation	40.0		20,635	22,580	22,580
Datang Chifang Renewable Co., Ltd.	40.0		60,787	64,159	64,159
Gemeng International Energy Group Co. Ltd.	34.0		413,153	413,153	413,153
KEPCO Energy Resource Nigeria Limited.	30.0		7,824	7,625	7,625
Gangwon Wind Power Co., Ltd.(*2)	15.0		5,725	7,159	7,306
Hyundai Green Power Co. Ltd.	29.0		16,878	16,364	16,364
Komipo Global Pte Ltd.(*3)	100.0		13,540	13,674	13,540
Cheongna Energy Co.,Ltd.	27.0		1,800	1,499	1,499

		(Won)	1,038,122	2,130,311	2,126,607

(*1)	As of December 31, 2006 and 2007, unrealized profits of (Won)5,205 million and (Won)3,717 million, respectively, arisen from transactions with the Company were eliminated.

(*2)	Despite of holding less than 20% of the total number of voting stock of Gangwon Wind Power Co., Ltd., the Company utilizes the equity method of accounting to the investment, as the Company has significant influence over the operating and financial policies of Gangwon Wind Power Co., Ltd.

(*3)	As Komipo Global Pte Ltd. was established in 2007 and whose capital stock at the time of establishment was less than (Won) 7 billion, Komipo Global Pte Ltd was excluded from consolidation in accordance with consolidation exception provision in SKAS No. 25 “Consolidated Financial statements.

(d)	Changes in investments in affiliated companies under the equity method for the years ended December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Equity income (loss) of affiliates	Others(*)	Book value as of December 31, 2006
Korea Gas Corporation	(Won)	819,100	60,649	(19,246)	860,503
Korea District Heating Co., Ltd.		176,173	8,193	92	184,458
LG Powercom Corporation		400,979	(23,510)	(638)	376,831
Korea Electric Power Industrial Development Co., Ltd.		24,525	29,005	(5,400)	48,130
YTN		25,014	1,586	77	26,677
Gansu Datang Yumen Wind Power Co., Ltd.		2,719	—	3,089	5,808
Salcon Power Corporation		—	4,086	18,835	22,921
Datang Chifang Renewable Co., Ltd.		—	—	18,053	18,053

	(Won)	1,448,510	80,009	14,862	1,543,381

	Won (millions)
	2007
	Book value as of January 1, 2007		Equity income (loss) of affiliates	Others(*)	Book value as of December 31, 2007
Korea Gas Corporation	(Won)	860,503	90,450	(12,816)	938,137
Korea District Heating Co.		184,458	3,901	(857)	187,502
LG Powercom Corporation		376,831	12,495	—	389,326
Korea Electric Power Industrial Development, Ltd.		48,130	6,239	(24,990)	29,379
YTN		26,677	2,040	(224)	28,493
Gansu Datang Yumen Wind Power Co., Ltd.		5,808	—	1,735	7,543
Salcon Power Corporation		22,921	3,433	(3,774)	22,580
Datang Chifang Renewable Co., Ltd.		18,053	1,059	45,047	64,159
Gemeng International Energy Group Co. Ltd.		—	—	413,153	413,153
KEPCO Energy Resource Nigeria Limited.		—	(887)	8,512	7,625
Gangwon Wind Power Co., Ltd		—	1,572	5,735	7,307
Hyundai Green Power Co. Ltd.		—	(437)	16,801	16,364
Komipo Global Pte Ltd.		—	—	13,540	13,540
Cheongna Energy Co., Ltd.		—	(301)	1,800	1,499

	(Won)	1,543,381	119,564	463,662	2,126,607

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to capital surplus and gain (loss) on investment securities in accumulated other comprehensive income.

The Company has recorded unrealized losses of (Won)990 million and (Won)53 million relating to the above affiliates as of December 31, 2006 and 2007, respectively, and unrealized gains of (Won)117,870 million and (Won)124,667 million as of December 31, 2006 and 2007, respectively, which have been accounted for as accumulated other comprehensive income. This accumulated other comprehensive income have been recorded as unrealized gains and losses on equity securities of affiliates within shareholders’ equity as accumulated other comprehensive income.

(e)	Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2006 and 2007 is shown in the following table. There are no significant differences between carrying value of investment and share of underlying net equity.

	Korea Gas Corporation			Korea District Heating Co.
	Won (millions)			Won (millions)
	2006		2007	2006	2007
Current assets	(Won)	4,907,511	4,830,442	472,476	507,207
Other assets		7,340,817	7,746,400	1,277,138	1,491,455

		12,248,328	12,576,842	1,749,614	1,998,662

Current liabilities		3,958,164	3,179,988	156,051	180,196
Other liabilities		4,771,457	5,560,694	886,082	1,099,307

		8,729,621	8,740,682	1,042,133	1,279,503

Net assets		3,518,707	3,836,160	707,481	719,159

Net sales		12,894,832	14,264,791	613,441	686,212
Gross profit		727,202	844,935	81,084	80,153
Net earnings		240,456	364,050	31,396	14,964

	LG Powercom Corporation			Korea Electric Power Industrial Development Co., Ltd.
	Won (millions)			Won (millions)
	2006		2007	2006	2007
Current assets	(Won)	163,336	228,607	130,751	60,027
Other assets		1,319,781	1,434,776	35,405	59,132

		1,483,117	1,663,383	166,156	119,159

Current liabilities		328,656	492,199	39,380	22,227
Other liabilities		268,669	259,871	28,552	40,159

		597,325	752,070	67,932	62,386

Net assets		885,792	911,313	98,224	56,773

Net sales		855,913	1,109,618	195,207	202,717
Gross profit		(55,333)	44,770	24,599	23,277
Net earnings		(57,945)	25,521	59,349	12,149

	YTN			Gansu Datang Yumen Wind Power Co., Ltd.
	Won (millions)			Won (millions)
	2006		2007	2006	2007
Current assets	(Won)	61,293	72,604	—	4,367
Other assets		110,271	110,196	41,767	52,989

		171,564	182,800	41,767	57,356

Current liabilities		12,490	15,397	—	2,694
Other liabilities		34,577	34,659	27,247	36,435

		47,067	50,056	27,247	39,129

Net assets		124,497	132,744	14,520	18,227

Net sales		83,185	96,937	—	4,135
Gross profit		11,495	15,777	—	1,279
Net earnings		7,402	9,297	—	—

	Salcon Power Corporation			Datang Chifeng Renewable Co., Ltd.
	Won (millions)			Won (millions)
	2006		2007	2006	2007
Current assets	(Won)	37,356	37,448	—	48,700
Other assets		23,816	23,897	45,132	352,847

		61,172	61,345	45,132	401,547

Current liabilities		3,869	4,884	—	79,237
Other liabilities		—	10	—	161,913

		3,869	4,894	—	241,150

Net assets		57,303	56,451	45,132	160,397

Net sales		19,542	19,368	—	14,064
Gross profit		13,163	10,365	—	5,677
Net earnings		8,867	8,696	—	2,267

	Gangwon Wind Power Co.			Hyundai Green Power Co., Ltd.
	Won (millions)			Won (millions)
	2006		2007	2006	2007
Current assets	(Won)	15,152	20,584	—	25,917
Other assets		146,652	140,540	—	34,739

		161,804	161,124	—	60,656

Current liabilities		9,368	10,788	—	4,228
Other liabilities		112,023	102,390	—	—

		121,391	113,178	—	4,228

Net assets		40,413	47,946	—	56,428

Net sales		8,881	19,359	—	—
Gross profit		3,221	9,254	—	—
Net earnings		3,878	7,533	—	(1,507)

	KOMIPO Global Pte Ltd.			Cheongna Energy Co., Ltd.
	Won (millions)			Won (millions)
	2006		2007	2006	2007
Current assets	(Won)	—	—	1,706	4,125
Other assets		—	13,674	7,721	17,495

		—	13,674	9,427	21,620

Current liabilities		—	—	504	5,339
Other liabilities		—	—	6,507	10,763

		—	—	7,011	16,102

Net assets		—	13,674	2,416	5,518

Net sales		—	—	—	—
Gross profit		—	—	—	—
Net earnings		—	—	499	510

	Gemeng International Energy Group Co.,Ltd.			KEPCO Energy Resource Nigeria Limited.
	Won (millions)			Won (millions)
	2006		2007	2006	2007
Current assets	(Won)	—	—	—	—
Other assets		—	413,153	—	28,600

		—	413,153	—	28,600

Current liabilities		—	—	—	3,183
Other liabilities		—	—	—	—

		—	—	—	3,183

Net assets		—	413,153	—	25,417

Net sales		—	—	—	—
Gross profit		—	—	—	—
Net earnings		—	—	—	—

(7) Loans to Employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2006 and 2007:

	Won (millions)
	2006		2007
Current portion of long-term loans (note 11)	(Won)	24,597	26,531
Long-term loans		355,447	396,191

	(Won)	380,044	422,722

(8) Other Non-current Assets

Other non-current assets as of December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006		2007
Deposits	(Won)	166,718	246,446
Assets received from KEDO (note 32e)		94,088	93,971
Others		138,453	112,355

	(Won)	399,259	452,772

(9) Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2006 and 2007 as follows:

	Won (millions)
	2006		2007
Cash and cash equivalents	(Won)	122,197	75,023
Long-term financial instruments		5	5

	(Won)	122,202	75,028

(10) Inventories

Inventories as of December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006		2007
Raw materials(*)	(Won)	1,158,663	1,369,768
Supplies		806,356	1,055,311
Other		133,957	207,859

	(Won)	2,098,976	2,632,938

(*)	As of December 31, 2006 and 2007, the Company has nuclear fuel in process amounting to (Won)729,909 million and (Won)883,039 million, respectively.

(11) Other Current Assets

Other current assets as of December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006		2007
Current portion of long-term loans (note 7)	(Won)	27,226	27,982
Accrued interest income		28,289	43,186
Advance payments		24,045	44,110
Prepaid expenses		27,262	23,732
Others		94,443	100,663

	(Won)	201,265	239,673

(12) Shareholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As of December 31, 2007, 641,567,712 shares of common stock have been issued. As of December 31, 2006 and 2007, the Company held 20,485,966 shares and 18,948,627 shares of common stock as treasury stock, respectively.

In 2005, the Company issued 819,139 shares with par value (Won)5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of (Won)4,096 million and paid-in capital in excess of par value of (Won)23,846 million.

(b)	Capital Surplus

Capital surplus as of December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006		2007
Paid-in capital in excess of par value	(Won)	835,140	835,140
Reserves for asset revaluation		12,552,973	12,552,973
Tax adjustment related to asset revaluation		742,125	742,125
Other capital surplus(*)		386,905	428,018

	(Won)	14,517,143	14,558,256

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(*)	As described in note 1(y), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” As a result, deferred taxes are recognized on temporary differences related to the conversion right of convertible bond that is reported as a component of capital surplus. In addition, other capital surplus includes gain on disposal of treasury stock.

(13) Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006		2007
Involuntary:
Legal reserve	(Won)	1,603,919	1,603,919
Voluntary:
Reserve for investment on social overhead capital		5,217,449	5,277,449
Reserve for research and human resources development		270,000	330,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		16,588,939	17,919,081
Reserve for dividend equalization		210,000	210,000

		22,318,288	23,768,430

	(Won)	23,922,207	25,372,349

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

Until December 10, 2002 under the Special Tax Treatment Control Law (the “Law”), investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization for tax benefits received for certain investments. However, existing reserves are not available for cash dividends and can be credited only to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stock price and credit rating stabilization.

(14) Capital Adjustments

The Company has treasury stock amounting to (Won)796,980 million (19,284,016 shares and 1,201,950 shares in treasury stock funds) and (Won)741,825 million (18,948,627 shares) as of December 31, 2006 and 2007, respectively, for the purpose of stock price stabilization.

(15) Accumulated other Comprehensive Income

Accumulated other comprehensive income, net of tax as of December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006		2007
Gain on valuation of available- for-sale securities, net	(Won)	5,448	4,139
Equity in other comprehensive income of affiliates		116,880	124,614
Overseas operation translation credit		(79,723)	(50,864)
Gain (loss) on valuation of cash flow hedges		(4,710)	6,026

	(Won)	37,895	83,915

(16) Dividends

Details of dividends for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Outstanding shares of common stock	Won (millions)
		Dividend rate	Dividend per share		Total dividend
2005:
Outstanding shares of common stock	636,117,650	23%	(Won)	1,150	(Won)	731,535
Treasury shares	5,450,062	—		—		—

	641,567,712				(Won)	731,535

	Won (millions)
	Outstanding shares of common stock	Dividend rate	Dividend per share		Total dividend
2006:
Outstanding shares of common stock	621,081,746	20%	(Won)	1,000	(Won)	621,082
Treasury shares	20,485,966	—		—		—

	641,567,712				(Won)	621,082

2007:
Outstanding shares of common stock	622,619,085	15%	(Won)	750	(Won)	466,964	(*)
Treasury shares	18,948,627	—		—		—

	641,567,712				(Won)	466,964

(*)	This amount was not recorded in the 2007 consolidated financial statements. It is recorded upon declaration by the shareholders’ meeting in 2008.

(17) Short-term Borrowings

Short-term borrowings as of December 31, 2006 and 2007 are as follows:

(a)	Local Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2006		2007
Woori Bank	Commercial paper	6.20~6.40	(Won)	200,000	290,000
Korea Exchange Bank	Industrial facility	6.20		110,000	230,000
Korea Resources Corporation	General	4.25~5.25		4,081	11,297
Kookmin Bank	General	4.61		9,000	—

			(Won)	323,081	531,297

(b)	Foreign Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2006		2007
BNP Paribas	General	5.25		33,881	9,548
BOA	General	3M Libor (Yen) + 0.27(*)		97,609	18,794
SMBC	General	3M Libor (Yen) + 0.44(*)		—	199,999
Other	Usance etc.	3M Libor (US$) + 0.38(*)		22,149	60,677

			(Won)	153,639	289,018

(*)	As of December 31, 2007, 3M Libor for Yen and US$ are 0.97% and 4.73%, respectively.

(18) Long-term Debt

Long-term borrowings as of December 31, 2006 and 2007 are as follows:

(a)	Local Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2006		2007
Korea Development Bank	Facility	2007~2012	5.04~6.52	(Won)	4,720,055	4,709,620
Industrial Bank of Korea	Development of power resource	2012	4.00~4.25		70,000	70,000
Ministry of Knowledge Economy	Development of power resource	2010	4.00		50,000	30,000
National Agricultural Cooperative Federation	Development of power resource	2011	4.00~5.10		200,000	161,875
Korea Exchange Bank	Energy
	rationalization	2011~2021	3.50~5.81		123,600	423,882
Others	General	2008~2042	0.50~5.21		870,072	912,078

					6,033,727	6,307,455
Less: Current portion					(1,434,557)	(1,563,975)

				(Won)	4,599,170	4,743,480

(b)	Foreign Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2006		2007
Japan Bank for international cooperation	Facility	2014	8.28	(Won)	138,130	121,373
Korea National Oil corporation	Oil production	2021~2022	3Y treasury note – 2.25		6,787	7,945
The Export-Import bank of Korea	Project loans	2014	7.27		36,381	107,130
Woori Bank	Project loans	2009~2017	7.30		—	56,292
USEXIM	Facility	2015	4.48		72,618	64,025
Others	Facility	2007~2010	0.00 5.76		39,399	82,589

					293,315	439,354
Less: Current portion					(36,428)	(42,559)

				(Won)	256,887	396,795

(c)	Debentures

	Maturity	Annual interest rate %	Won (millions)
			2006		2007
Local currency debentures:
Electricity bonds	2006~2013	3.43~5.29	(Won)	4,675,000	5,870,000
Corporate bonds	2006~2011	3.54~7.17		3,010,010	3,100,010

				7,685,010	8,970,010

Foreign currency debentures:
FY-93		5.00+2x(JPY /KRW-11.03) 2013		325,360	328,370
FY-96(*1)	2006~2096	6.00~8.278		239,385	240,386
FY-97	2010	6.75~8.50		429,872	295,267
FY-02	2007~2008	1.04~5.95		976,080	140,730
FY-03(*2)	2008~2013	1.33~4.75		676,256	693,071
FY-04	2007~2034	0.51~5.75		936,929	784,487
FY-05	2010~2012	3.125~5.25		584,440	626,775
FY-06	2016	5.55~6.00		604,240	609,831
FY-07	2010	1.34~5.09		—	466,664

				4,772,562	4,185,581

	Maturity	Annual interest rate %	Won (millions)
			2006		2007
				12,457,572	13,155,591
Less:Current portion				(2,752,160)	(3,064,243)
Discount				(39,844)	(34,407)

			(Won)	9,665,568	10,056,941

(*1)	In 1996, the Company issued bonds of US$208,256 thousand which is repaid in equal installments over the term of the bond until 2096.

(*2)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of LG Powercom Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

•	Maturity date: November 26, 2008

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

•	Shares to be exchanged: LG Powercom Corporation’s shares or DR.

•	Exchangeable period: From 10th day after the listing of LG Powercom Corporation to 10th day before its maturity.

•	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

•	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).

•	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

Also, the Company is providing payment guarantees for the foreign currency debentures issued by KEPCO Cayman Company Limited. The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the debentures.

For early redemption claim on November 27, 2006, the Company paid US$197,220 thousand based on the guaranteed return of 2.88% (102.74% of issuance amount). The Company recorded a gain related to this early redemption amounting to (Won)2,329 million.

(d)	Exchangeable Bonds

Description	Annual interest rate %	Won (millions)
		2006		2007
Overseas exchangeable bonds (*1)	0.00	(Won)	10,642	1,343
Overseas exchangeable bonds (*2)	0.00		485,682	485,682
Overseas exchangeable bonds (*2)	0.00		555,114	555,114

			1,051,438	1,042,139
Less: Current portion, net of premium of nil million in 2006 and (Won)18 in 2007 and net of conversion right adjustment of nil million in 2006 and (Won)38 in 2007			—	(1,323)
Plus: Premium on debentures issued			314	18
Less: Discount on debentures issued			(80,822)	(65,601)
Conversion right adjustment			(64,931)	(51,928)

Exchangeable bonds, net		(Won)	905,999	923,305

(*1)	On November 4, 2003, the Company issued overseas exchangeable bonds of JPY 28,245,468,400.

The details of the bonds were as follows:

•	Maturity date: November 4, 2008

•	Exchange period: From December 15, 2003 to 10th day prior to its maturity.

•	Shares to be exchanged: Common stock of the Company or its equivalent Deposit Receipt (“DR”).

•	Exchange price: (Won)30,000 per share

•

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

During 2005, the bondholders converted JPY14,438,543,500 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). During 2006, exchangeable bonds of JPY10,501,022,500 were converted into 745,309 shares of common stock and 6,607,174 shares of DR (equivalent to 3,303,587 shares of common stock). During 2007, exchangeable bonds of JPY869,850,000 were converted into 335,389 shares of common stock. As of December 31, 2007, the number of common stocks to be converted is 48,445 shares if the conversion right of the remaining exchangeable bonds is exercised.

(*2)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The main terms of the bonds are as follows:

•	Maturity date: November 23, 2011

•	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

•	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

•	Shares to be exchanged: Common stock of the Company or its equivalent DR

•	Exchange price: (Won)51,000 per share

•	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.

•

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

In accordance with Article 17—“Issuance of Convertible Bonds” and Article 11—“Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

(e)	Foreign currency debts, by currency, as of December 31, 2006 and 2007 are as follows:

	Won (millions), US$, JPY, EUR, GBP and CNY(thousands)
	2006				2007
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Short-term borrowings	US$	165,274	(Won)	153,639	US$	74,851	(Won)	70,225
	JPY	—		—	JPY	26,336,000		218,793

				153,639				289,018

Long-term borrowings	US	$ 274,958		255,601	US$	420,265		394,293
	CNY	317,000		37,714	CNY	350,800		45,061

				293,315				439,354

Debentures	US	$ 4,435,270		4,109,640	US$	3,434,277		3,206,936
	JPY	40,000,000		312,732	JPY	76,000,000		633,330
	EUR	250,000		305,560	EUR	250,000
	GBP	24,467		44,630	GBP	—		345,315

				4,772,562				4,185,581

Exchangeable bond	JPY	62,340,623		496,324	JPY	61,470,773		487,025 555,114
	EUR	463,321		555,114	EUR	463,321

				1,051,438				1,042,139

			(Won)	6,270,954			(Won)	5,956,092

(f)	Aggregate maturities of the Company’s long-term debt as of December 31, 2007 are as follows:

	Won (millions)
Year ended December 31	Local currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2008	(Won)	1,563,975	42,559	2,370,000	694,243	1,343	4,672,120
2009		2,250,848	67,590	2,120,000	1,118	1,040,796	5,480,352
2010		1,409,583	63,248	2,480,000	813,023	—	4,765,854
2011		711,163	63,530	460,000	376,233	—	1,610,926
2012		228,061	63,402	1,420,010	282,295	—	1,993,768
Thereafter		143,825	139,025	120,000	2,018,669	—	2,421,519

	(Won)	6,307,455	439,354	8,970,010	4,185,581	1,042,139	20,944,539

(19) Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 18(e) as of December 31, 2006 and 2007 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2006				2007
	Foreign currency(thousands)(*)		Won equivalent (millions)		Foreign currency(thousands) (*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	4,346	(Won)	4,040	US$	3,402	(Won)	3,192
	CNY	—		—	CNY	61		8
	PHP	—		—	PHP	320		7
	INR	—		—	INR	56,223		1,342
	CHF	—		—	CHF	200		166
	AUD	—		—	AUD	1,098		904
Short-term financial instruments	US$	5,567		5,175	US$	—		—
	INR	—		—		35,000		835
Short-term loan	US$	—		—	US$	705		661
Trade receivables	US$	8,123		7,552	US$	6,592		6,185
	INR	—		—	INR	5,989		143
	CAD	—		—	CAD	110		105
Other accounts receivable	US$	200		186	US$	1,940		1,819
	EUR	50		61	EUR	49		68
Accrued income	US$	11		10	US$	—		—
	INR	—		—	INR	828		20
Other non- current assets-Deposit	US$	384		358	US$	438		411
	EUR	20		25	EUR	—		—
	JPY	14,091		110	JPY	—		—
	CHY	—		—	CHY	11		1
Advance payments	US$				US$	1,000		938
Other current assets	US$	374		348	US$	—		—
	PHP	—		—	PHP	4,471		102
	INR	—		—	INR	4,102		98
	AUD	—		—	AUD	141		116
Other non-current assets	US$	—		—	US$	213		200
	EUP	—		—	EUR	22		30
	JPY	—		—	JPY	13,428		112

			(Won)	17,865			(Won)	17,463

	Won (millions), US$, JPY and EUR (thousands)
	2006				2007
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Liabilities:
Trade payables	US$	248,845	(Won)	231,326	US$	332,983	(Won)	312,404
	EUR	2,035		2,487	EUR	89		124
	JPY	27,000		211	JPY	—		—
	PHP	—		—	PHP	5,754		131
	INR	—		—	INR	2,129		51
	AUD	—		—	AUD	6		5
	GBP	—		—	GBP	7		14
	CAD	—		—	CAD	21		20

Other accounts	US$	193,655		180,031	US$	1,400		1,313
payable	EUR	1,076		1,316	EUR	291		402
	JPY	25,634		200	JPY	—		—
	PHP	—		—	PHP	521		12
	INR	—		—	INR	4,335		103
	CHF	—		—	CHF	12,404		10,321
	SEK	—		—	SEK	291		43

Withholdings	US$	145		135	US$	76		72
	EUR	—		—	EUR	6		8
	CAD	—		—	CAD	59		56
Advance received	US$	—		—	US$	1,000		938

Accrued expense	US$	5,023		4,670	US$	562		542
Other current liabilities	US$	730		679	US$	340		319
		—		—	INR	2,893		69
		—		—	AUD	175		144

			(Won)	421,055			(Won)	327,091

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

(20) Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006		2007
Estimated accrual at beginning of year	(Won)	1,255,744	1,527,435
Provision for retirement and severance benefits		313,078	329,771
Payments		(43,133)	(84,080)
Others		1,746	3,488

Estimated accrual at end of year		1,527,435	1,776,614
Transfer to National Pension Fund		(93)	(91)
Deposit for severance benefit insurance		(343,093)	(387,591)

Net balance at end of year	(Won)	1,184,249	1,388,932

As of December 31, 2007, the future retirement and severance benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Korean Won (in millions)		Translation into U.S. Dollars (Note 2) (in thousands)
2008	(Won)	47,579	$50,843
2009		52,002	55,570
2010		81,289	86,866
2011		76,248	81,479
2012		92,533	98,881
2013 - 2017		735,571	786,035

The above amounts were determined based on the employees’ current salary rates as of balance sheet date and the number of service years that will be accumulated upon their retirement date. The amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(21) Liability for Decommissioning Costs

Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the decommissioning of nuclear facilities and disposal of radioactive wastes. In addition, under the Korean Atomic Energy Act (AEA), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Ministry of Education, Science and Technology (the “MEST”, formerly the Ministry of Science and Technology).

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

As of December 31, 2007, the expected decommissioning dates for the Pressurized Water Reactor (PWR) and Pressurized Heavy Water Reactor (PHWR) ranges from 2021 to 2050 and 2026 to 2034, respectively. However, the service period of the nuclear power plant is dependent upon the economics and safety measures during plant operations and supervision of MEST with periodic safety inspection and safety reviews.

As of December 31, 2006 and 2007, the Company has recorded a liability of (Won)7,543,491 million and (Won)8,206,267 million, respectively, for dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plants of (Won)3,928,824 million and (Won)4,130,967 million as of December 31, 2006 and 2007 and storage costs of spent fuel and radioactive wastes of (Won)3,614,667 million and (Won)4,075,300 million as of December 31, 2006 and 2007, respectively. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from passage of time and changes in estimate related to either the timing or the amount of the initial estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying statements of income.

Changes in the liability for decommissioning costs for the years ended December 31, 2006 and 2007 are summarized as follows:

	2006		2007
Balance at beginning of year	(Won)	6,915,149	7,543,491
Prior year adjustment (*1)		55,255	—
Liabilities incurred:
Expense (*2)		87,519	88,641
Assets (*3)		167,508	241,845
Accretion expense for year		328,237	339,749
Payments for year		(10,177)	(7,459)

Balance at end of year	(Won)	7,543,491	8,206,267

(*1)	Adjustment to reflect discrepancies noted pursuant to a physical count of radioactive waste storage cans. For the year ended December 31, 2006, the Company computerized the processes for recording capitalized asset retirement costs and liability for decommissioning costs in relation to dismantling the nuclear power plants and storage of spent fuel and radioactive wastes. As part of the computerization process, the Company initiated a thorough investigation to identify accurate quantities of spent fuel and radioactive waste. As a result of the investigation, the Company found discrepancies between physical counts performed and pre existing data. In addition, the Company changed the timing of asset retirement cost recognition for spent fuel from when spent fuel is released to when new nuclear fuel is loaded. As a result of the discrepancy and the change in the timing of recognition, the Company adjusted the beginning balances of asset retirement costs and liability for decommissioning costs and recognized a prior year error correction in the consolidated statements of income for year ended December 31, 2006.

(*2)	Expenses related to spent fuel from PHWR and radioactive wastes.

(*3)	Assets related to dismantling costs of nuclear plants and spent fuel from PWR.

(22) Provision for Decontamination of Transformer

Under the new regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2015. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures.

As of December 31, 2007, the Company has recorded a liability of (Won) 222,485 million for inspection and disposal cost related to decontamination of existing transformers. Actual cost of decontaminating are expected to vary from those because of changes in assumed dates of regulatory requirement, technology, and costs of labor, material and equipment.

(23) Other Current Liabilities

Other current liabilities as of December 31, 2006 and 2007 are as follows:

	Won (millions)
	2006		2007
Advance received	(Won)	141,996	29,732
Withholdings		173,516	202,088
Unearned revenue		57,293	44,613
Dividends payable		3,075	2,787
Others		318,070	419,774

	(Won)	693,950	698,994

(24) Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

(a)	Currency swap contracts as of December 31, 2007 are as follows:

	Contract	Settlement	Contract amounts in millions			Contract interest rate per annum
Counterparty	Year	Year	Pay	Receive		Pay (%)	Receive (%)
ABN AMRO	2002	2008	KRW 181,500	US$	150	5.95	4.63
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY 23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW 177,720	US$	150	4.75	5.12
JPMorgan Chase Bank	2004	2011	KRW 86,400	US$	750	Within 3 years: 4.875 After 3 years: [4.875-(10.9- JPY/KRW Spot rate)]	4.95
Credit Suisse First Boston	2004	2011	KRW 86,400	US$	750	Within 3 years: 4.875 After 3 years: [4.875-(10.9- JPY/KRW Spot rate)]	4.95
ABN AMRO & Deutsche Bank	2004	2008	KRW 185,550	US$	150	4.25	5.30
Barclays Bank PLC	2004	2014	KRW 172,875	US$	100	5.75	5.10
Barclays, BNP PARIBAS, Hana Bank & Credit Suisse First Boston	2004	2011	KRW 288,025	US$	250	4.85	4.88
Barclays Bank PLC, London, Lehman Brothers, Deutche Bank & BNP PARIBAS	2005	2012	KRW 310,735	US$	300	5.59	5.25
Barclays Bank PLC, London & Deutsche Bank	2006	2008	KRW 85,757	JPY	10,000	5.61	1.33
Credit Suisse First Boston, Barclays Bank PLC, London & Citibank	2006	2016	KRW 284,205	US$	300	6.00	5.26
UBS AG	2006	2016	KRW 98,100	US$	100	5.48	5.50
Credit Suisse First	2006	2016	KRW 98,100	US$	100	5.48	5.50

	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
Counterparty	Year	Year	Pay		Receive		Pay (%)	Receive (%)
Barclays Bank PLC, London & Deutsche Bank	2006	2016	KRW	143,776	US$	150	4.81	5.50
Tokyo-Mitsubishi UFJ Bank	2007	2010	KRW	112,600	JPY	14,000	JPY Euro Yen 3m Tibor + 0.5%	5.09
Tokyo-Mitsubishi UFJ Bank	2007	2010	KRW	115,783		JPY 14,000	4.72	1.65
SMBC	2007	2010	KRW	116,620		JPY 14,000	4.56	1.38
BTMU	2007	2010	KRW	109,060		JPY 14,000	5.29	1.34
Korea Development Bank	2007	2008	KRW	9,388	US$	10	3.14	5.25
Goldman Sachs	2007	2008	KRW	54,215	JPY	7,000	4.98	1.33
JPMorgan	2007	2008	KRW	23,235	JPY	3,000	4.98	1.33
BOA	2007	2008	KRW	54,215	JPY	2,336	4.24	JPY 5M Libor + 0.27%

(b)	Interest rate swap contracts as of December 31, 2007 are as follows:

Counterparty	Notional amount in millions	Contract interest rate per annum
		Pay (%)	Receive (%)	Term
Korea Exchange Bank	KRW 50,000	5.19	5.57 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW 50,000	5.42	5.81 (3M CD+0.21%)	2007-2010
Korea Exchange Bank	KRW 100,000	5.42	5.58 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW 100,000	5.54	5.62 (3M CD+0.27%)	2007-2010
JPMorgan Chase Bank	KRW 172,800	4.65	Within 2 years : 4.875 After 2 years : [4.875-(10.9- JPY/KRW Spot rate)	2005-2011

(c)	Currency forward contracts as of December 31, 2007 are as follows:

	Contract	Settlement	Contract amounts				Contract
	Date	Date	Receive (millions)		Pay (millions)		exchange rate
JPMorgan Chase Bank	2007.02.14	2008.01.28	KRW	191,278	JPY	23,770	804.74
Woori Bank	2007.12.28	2008.01.02	KRW	2,058	USD	2,192	938.2
UBS AG	2007.12.26	2008.01.04	KRW	3,246	CHF	4	811.45
BARCLAYS	2006.12.28	2007.09.21	KRW	18,523	USD	20	basic rate<926.13
BARCLAYS	2006.12.18	2007.01.08	KRW	9,261	USD	10	basic rate>=926.13
Citi Bank	2006.12.29	2007.01.08	US$	12	KRW	1,547	933
China Construction Bank	2006.12.29	2007.02.28	US$	10	KRW	9,347	934.66

(d)	Valuation gains and losses on swap and forward contracts that do not qualify as hedges recorded as other income or expense for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006	2007
Currency swaps
Gains	(Won)	173,441	9,185	33,144
Losses		(69,798)	(169,780)	(18,900)
Interest rate swaps
Gains		63,702	1,196	2,594
Losses		—	(12,946)	—
Currency forwards
Gains		—	64	7,436
Losses		—	(322)	(44)
Swaptions
Gains		6	—	—

	(Won)	167,351	(172,603)	24,230

(e)	The losses (gains) on currency and interest swap contracts qualifying as cash flow hedges of ((Won)2,391 million), (Won)4,710 million, and ((Won) 6,026 million) are reflected within accumulated other comprehensive income for the years ended December 31, 2005, 2006, and 2007, respectively.

(f)	The transaction gains on derivatives are (Won)6,274 million, (Won)12,099 million, and (Won)34,322 million for the years ended December 31, 2005, 2006, and 2007, respectively. The transaction losses on derivatives are (Won)34,720 million, (Won)45,143 million, and (Won)39,752 million for the years ended December 31, 2005, 2006, and 2007, respectively. Transaction gains and losses are included in other income (expense) in the accompanying consolidated statements of income.

(25) Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Won (millions)
	2005		2006	2007
Fuel	(Won)	7,568,086	8,937,598	10,391,353
Labor		1,581,650	1,705,866	1,908,475
Depreciation and amortization		5,023,221	4,909,548	5,030,798
Maintenance		1,830,034	2,035,893	2,154,252
Provision for decommissioning costs/accretion and related expenses		394,595	426,881	443,980
Research and development cost		390,809	445,107	198,948
Others		1,126,472	1,524,199	1,731,784

	(Won)	17,914,867	19,985,092	21,859,590

(26) Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Won (millions)
	2005		2006	2007
Labor	(Won)	538,238	546,948	579,692
Employee benefits		92,464	92,974	76,259
Sales commissions		345,306	361,329	362,705
Compensation for damages		4,287	2,300	1,533
Depreciation and amortization		66,565	70,066	82,266
Promotion		21,912	24,279	29,362
Commission-others		100,173	100,551	80,445
Bad debts		26,507	25,317	22,966
Maintenance		21,118	26,107	15,248
Research and development cost		97,248	108,691	110,497
Others		204,851	217,718	249,206

	(Won)	1,518,669	1,576,280	1,610,179

(27) Income Taxes

(a)	Income tax expenses for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Won (millions)
	2005		2006	2007
Current income tax expense	(Won)	1,313,611	1,301,962	1,035,386
Deferred income tax expense (benefit)		78,683	(178,612)	(109,221)

Income taxes	(Won)	1,392,294	1,123,350	926,165

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2005, 2006 and 2007 for the following reasons:

	Won (millions)
	2005		2006	2007
Provision for income taxes at nominal tax rate (27.5%)	(Won)	1,051,758	926,493	658,153
Tax effects of permanent differences:
Dividend income (*1)		(135,018)	(162,860)	(138,770)
Other		27,513	9,190	8,068
Tax effects of increase in investment in subsidiaries and affiliates (*2)		498,923	415,081	452,753
Other, net		(50,882)	(64,554)	(54,039)

Actual provision for income taxes	(Won)	1,392,294	1,123,350	926,165

Effective tax rate		36.40%	33.34%	38.70%

(*1)	Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of dividend income is not taxable. In this regard, certain portions of equity in net income of affiliates are considered permanent differences.

(*2)	Equity income of consolidated subsidiaries was eliminated in the consolidated financial statements. However, tax effect of equity income was not eliminated as disposal gains or losses are taxable or deductible upon sales of subsidiaries.

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2006 and 2007 are presented below:

	Won (millions)
	2006		2007
Loss on valuation of derivatives	(Won)	117,270	78,760
Retirement and severance benefits		241,829	312,575
Deferred foreign exchange translation loss		8,099	7,340
Liability for decommissioning costs		2,083,294	2,253,648
Accounts payable—purchase of electricity		214,194	223,954
Deferred foreign exchange translation gain		(19,200)	(17,189)
Reserve for social overhead capital investment		(184,789)	(130,351)
Reserve for research and human resource development		(140,619)	(109,560)
Investment in subsidiaries and affiliates		(2,406,042)	(2,809,402)
Capital asset retirement costs		(455,630)	(456,338)
Others, net		224,298	343,042

Net deferred tax liabilities	(Won)	(317,296)	(303,521)

Total deferred tax assets (liabilities)
Current assets		262,438	279,757
Non-current assets		1,772,981	1,983,649
Current liabilities		(32,062)	(19,152)
Non-current liabilities		(2,320,653)	(2,547,775)

	(Won)	(317,296)	(303,521)

(d)	In 2006, the Company recognized gains from prior year error correction amounting to (Won)162,860 million related to the reversal of accumulated deferred tax liabilities regarding dividends received from domestic consolidated subsidiaries as of December 31, 2005.

(28) Earnings Per Share

Basic earnings per common share are calculated by dividing controlling interest in net income by the weighted-average number of shares of common stock outstanding for each of the years ended December 31, 2005, 2006 and 2007 as follows:

	Won (millions)
	2005		2006	2007
Controlling interest in net income	(Won)	2,407,643	2,225,560	1,426,457
Weighted-average number of common shares outstanding		635,289,794	638,002,913	621,717,622

Basic earnings per common share	(Won)	3,790	3,488	2,294

Diluted earnings per share are calculated by dividing diluted controlling interest in net income by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2005, 2006 and 2007 as follows:

	Won (millions)
	2005		2006	2007
Controlling interest in net income	(Won)	2,407,643	2,225,560	1,426,457
Exchangeable bond interest		1,490	2,207	20,031

Diluted net income		2,409,133	2,227,767	1,446,488

Weighted-average number of common shares and diluted securities outstanding		639,722,531	657,286,214	640,665,533

Diluted earnings per share	(Won)	3,766	3,389	2,258

Exchangeable bonds to be convertible into common stocks as of December 31, 2007 are presented below:

	Won Exchange price	Exchange period	Number of shares to be issued
Overseas exchangeable bonds 1st	30,000	2003.12.15 ~ 2008.10.24	48,445
Overseas exchangeable bonds 2nd	51,000	2007.01.04 ~ 2011.11.11	18,899,466

(29) Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the years ended December 31, 2006 and 2007 are summarized as follows:

	Won (millions)
	2006		2007
Conversion of exchangeable bonds	(Won)	112,260	9,014

(30) Transactions and Balances with Related Companies

(a)	Significant transactions between the Company and related parties for the years ended December 31, 2005, 2006 and 2007 are as follows.

		Won (millions)
Related Party	Transactions	2005		2006	2007
Operating revenue and other income:
Korea Gas Corporation		(Won)	24,252	3,472	1,983
Korea District Heating Co., Ltd.	Sales of electricity and others		165,000	171,271	176,960
LG Powercom Corporation	”		98,595	146	75,265
Korea Electric Power Industrial Development Co., Ltd.	”		47,955	5,065	5,327

		(Won)	335,802	179,954	259,535

Operating and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	3,498,946	4,659,211	5,351,071
Korea District Heating Co., Ltd.	Commissions for service and others		503	95	334
LG Powercom Corporation	”		63,507	7,503	67,413
Korea Electric Power Industrial Development Co., Ltd.	”		165,582	66,468	128,788
YTN	”		1,710	—	1,460

		(Won)	3,730,248	4,733,277	5,549,066

(b)	Receivables and payables arising from related parties transactions as of December 31, 2006 and 2007 are as follows:

		Won (millions)
Related party	Accounts	2006		2007
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	200	13
Korea District Heating Co., Ltd.	”		50,141	35,146
LG Powercom Corporation	”		1	10,677
Korea Electric Power Industrial Development Co., Ltd.	”		429	455

		(Won)	50,771	46,291

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	521,146	518,527
Korea District Heating Co., Ltd.	”		—	6
LG Powercom Corporation	”		336	2,195
Korea Electric Power Industrial Development Co., Ltd.	”		7,073	9,697
YTN	”		—	165

		(Won)	528,555	530,590

(c)	Long-term borrowings from related parties as of December 31, 2006 and 2007 are as follows:

			Won (millions)
Lender	Type	interest rate %	2006		2007
Korea Development Bank	Facility	4.72 ~ 5.51	(Won)	4,720,055	4,709,620
Ministry of Knowledge Economy	Rural area development	4.00		50,000	30,000

			(Won)	4,770,055	4,739,620

(d)	Guarantees provided by related companies for the Company as of December 31, 2007 are as follows:

		Won (millions), USD
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of December 31, 2007
Payment guarantee (*)	Korea Development Bank	US$	752,595	Foreign currency bond	US$	535,776

(*)	Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of KEPCO and debt related to the power generation business of KEPCO Ilijan Corporation, which existed at the time of spin-off, but not redeemed as of December 31, 2007, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

(31) Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the years ended December 31, 2005, 2006 and 2007 are as follows. These were eliminated in consolidation:

		Won (millions)
Consolidated subsidiaries	Transactions	2005		2006	2007
Operating revenue and other income:
Korea Electric Power Corporation	Sales of electricity and others	(Won)	274,387	445,603	450,970
Korea Hydro & Nuclear Power Co., Ltd.	”		5,631,160	5,562,882	5,514,741
Korea South-East Power Co., Ltd.	”		2,009,377	1,975,454	2,146,334
Korea Midland Power Co., Ltd.	”		2,216,708	2,490,256	2,802,963
Korea Western Power Co., Ltd.	”		2,217,715	2,418,072	3,100,953
Korea Southern Power Co., Ltd.	”		2,842,883	3,309,389	3,733,243
Korea East-West Power Co., Ltd.	”		2,109,610	2,504,917	2,868,392
Others	Commissions for service and others		1,013,681	1,139,645	1,208,577

		(Won)	18,315,521	19,846,218	21,826,173

Operating and other expenses:
Korea Electric Power Corporation (*)	Purchased power and others	(Won)	17,256,200	18,598,155	20,499,256
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		534,106	653,112	719,076
Korea South-East Power Co., Ltd.	”		110,309	106,451	139,091
Korea Midland Power Co., Ltd.	”		106,023	154,113	138,064
Korea Western Power Co., Ltd.	”		81,675	83,392	120,066
Korea Southern Power Co., Ltd.	”		70,680	84,777	84,827
Korea East-West Power Co., Ltd.	”		96,912	81,381	120,999
Others	”		12,471	10,049	9,815

		(Won)	18,268,376	19,771,430	21,831,194

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2006 and 2007 are as follows. These were eliminated in the consolidation:

		Won (millions)
Consolidated subsidiaries	Accounts	2006		2007
Receivables:
Korea Electric Power Corporation	Trade receivables and other accounts receivable	(Won)	46,463	1,503,653
Korea Hydro & Nuclear Power Co., Ltd.	”		390,592	480,349
Korea South-East Power Co., Ltd.	”		175,008	191,038
Korea Midland Power Co., Ltd.	”		200,259	313,647
Korea Western Power Co., Ltd.	”		236,559	281,070
Korea Southern Power Co., Ltd.	”		277,232	350,606
Korea East-West Power Co., Ltd.	”		227,644	295,004
Others	”		233,935	107,806

		(Won)	1,787,692	3,523,173

Payables:
Korea Electric Power Corporation (*)	Trade payables and other accounts payable	(Won)	1,575,494	1,852,042
Korea Hydro & Nuclear Power Co., Ltd.	”		50,142	442,787
Korea South-East Power Co., Ltd.	”		15,787	560,675
Korea Midland Power Co., Ltd.	”		22,271	54,830
Korea Western Power Co., Ltd.	”		7,499	123,866
Korea Southern Power Co., Ltd.	”		10,615	123,110
Korea East-West Power Co., Ltd.	”		12,745	270,444
Others	”		75,507	95,419

		(Won)	1,770,060	3,523,173

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the year ended December 31, 2007 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	21,800,517	Operating expenses	(Won)	21,741,457
Rental income		18,639	Rent expenses		9,577
Interest income		78,454	Commissions		75,666
Other income		13,119	Interest expenses		78,247
			Other expenses		5,782

	(Won)	21,910,729		(Won)	21,910,729

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of December 31, 2007 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	1,813,949	Trade receivables	(Won)	2,001,219
Other accounts payable		370,255	Short-term loans		9,233
Advances received		94,967	Other accounts receivables		213,252
Unearned revenue		14,521	Long-term loans		41,548
Other long-term account payable		1,303,235	Construction in-progress		50,040
Long-term borrowings		41,340	Other intangible asset		1,532,349
Construction grants		1,532,349	Other long-term account receivable		1,307,648
Others		44,463	Others		59,790

	(Won)	5,215,079		(Won)	5,215,079

(e)	The Company has provided guarantees for related companies as of December 31, 2007 as follows:

Type	Guaranteed company	US$(thousands)
Other (*)	KEPCO Ilijan Co.	US$	102,000

(*)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$102 million on performance of the power generation business of KEPCO Ilijan Corporation.

(32) Commitments and Contingencies

(a)

The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2007, the Company is engaged in 313 lawsuits as a defendant and 76 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)384,902 million and the total amount claimed by the Company is (Won)41,271 million as of December 31, 2007. As of December 31, 2007, the Company recorded a liability related to the above claims amounting to (Won)28,273 million in other long-term liabilities. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity. Among the legal proceedings claimed against the Company above, on September 20, 2006, the Company was served with process in connection with a complaint filed by Korea Land Corporation (“KLC”) with the Seoul Central District Court requesting damages of (Won)150.5 billion, representing a refund that KLC alleges that it is entitled to. Among the issues raised in the complaint is the alleged refund of installation costs for underground electric power cable facility. Under applicable laws and regulations in Korea, the Company is required to bear the cost of installing an overground electric power cable facility in connection with government-sponsored housing projects. However, under these laws and regulations, it is uncertain as to who should bear the cost of installing an “underground” electric power cable facility. As the cost of installing an underground facility is considerably greater than installing an overground facility, the Company has maintained that the project sponsors, such as

KLC, Korea National Housing Corporations (“KNHC”) or local governments, should bear the difference in costs of installation if such project sponsors choose the underground installation over the overground installation and accordingly have collected payments from project sponsors representing such difference. KLC and other sponsors have maintained otherwise and have filed several lawsuits to obtain a judicial decision on this matter and collect the portion of payments attributable to the cost of installation described above. 163 other lawsuits had been previously filed by KLC, KNHC and local governments against us with similar fact patterns and alleging damages amounting to in the aggregate (Won)81.8 billion. Three similar lawsuits have been pending at the Supreme Court of Korea for over one year. The Company expects that the decision by the Supreme Court on these lawsuits may influence the outcome of the other pending lawsuits.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2007 are as follows:

(i)	Payment Guarantee

		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Payment of import letter of credit	Korea Exchange Bank and others	US$	1,357,400
		(Won)	18,764
Payment of customs duties	Korea Exchange Bank and others
		(Won)	10,298
Inclusive credits	Korea Exchange Bank	(Won)	621,200
Borrowings	Woori Bank and others	US$	110,000
		(Won)	310,000
Performance guarantees	Korea Exchange Bank and others
		US$	158,620
Payment of foreign currency (*)	Korea Exchange Bank	EUR	88
		INR	29,125
	Shinhan Bank	AUD	462
		US$	1,563

(*)	Foreign currencies other than US$ are converted into US$.

(ii)	Overdraft and Others

Description	Financial institution	Won (millions), US$ (thousands)
		Credit lines
Overdraft	Korea Exchange Bank and others	US$	40,000
		(Won)	809,500
Discount on promissory note	Korea Exchange Bank and others	(Won)	319,000
Commercial paper	Korea Exchange Bank and others	(Won)	150,000
Trade financing	National Agricultural Cooperative Federation and others	(Won)	140,000
Repayment guarantees for foreign currency debentures	Korea Develop Bank	US$	757,595
Trade financing	Shinhan Bank	US$	2,000

(c)	The Company is provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

(d)	The Company has provided a promissory note of W1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(e)	The Company entered into an arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO. According to the TA, the Company mainly accepts all rights and obligations related to the light water reactor outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. As a result, the Company recorded transferred equipment in accordance with the TA as other non-current assets amounting to \93,971 million. In addition, the Company recorded the estimated claims by subcontractors as other long-term liabilities amounting to (Won)19,256 million.

Pursuant to the terms of the TA, the Company is required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses from the TA are shared with KEDO through the negotiation between two parties. The Company’s management believes that ultimate gains or losses are not reasonably estimated as of December 31, 2007 as it is contingent upon disposal or reuse of the related assets and settlement of obligations.

(f)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. These purchase agreements require the Company to purchase minimum amounts which the Company has historically exceeded. The power purchased under these agreements amounted to W1,170,094 million, W1,299,061 million and W1,487,345 million for the years ended December 31, 2005, 2006 and 2007, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle unit	2018~2025
Hydroelectric units	2009~2032
Small hydroelectric and other units	2007~2019

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(g)	The Company has contracted Doosan Industrial Co., Ltd. and others amounting to W4,343,902 million and JPY17,792 thousand in the aggregate as of December 31, 2007, for construction of power plant facilities and facility maintenance.

(h)	The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of December 31, 2007. Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of December 31, 2007.

Fuel type	Contract expiration Term	Quantity
Bituminous Coal	2008~2012	48,709 thousand ton/year
Anthracite Coal	2008	Set by government
Oil	2008	1,242 thousand kl/year
LNG	2026	Mutual agreement

(i)	During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant during 2006 and 2007 amounting to (Won) 3,569 million and (Won) 5,634 million, respectively, were charged to other expenses. In December 2005, a hearing was held by government officials, and attended by representatives of the Company, Gangneung residents and Korea Environment Institute (KEI). At the hearing, the Korean government ordered the conditional suspension of operations based on the KEI findings on the environmental effect of Gangneung hydroelectric generating plant. As of December 31, 2007, Gangneung hydroelectric generating plant is still under conditional suspension of operations based on the KEI findings. The Company will be able to utilize this plant in the future provided that the quality of the water improves and the residents of Gangneung consent to operations. As of December 31, 2007, if the plant were to be discontinued, the tangible and intangible assets amounting to (Won) 68,821 million, would be impaired. No adjustment has been made in the accompanying consolidated financial statements related to this matter.

(j)	The Company provides performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17,277 thousand to the Lebanon Electricity Agency.

(k)	P.T Cirebon Electric Power, a related party of Komipo Global Pte Ltd., is engaged in the power generation business in Indonesia. P.T Cirebon Electric Power has commenced a construction of a 660MW thermal power plant for its power generation business. In relation to the power generation business, the Company has provided Indonesia Mizuho Bank with secondary performance guarantee of IDR45 billion.

(l)	As the national project administrator, the Company is currently researching the use of RDF (Refuse Derived Fuel) as an alternative source for power generation at Wonju city in the Gangwon province. For the project, the Company is expected to receive a total funding of (Won) 90 billion from Korea Energy Management Corp. As of December 31, 2007, the Company received funding of (Won) 425 million, inclusive of POSCO’s contribution of (Won) 64 million (based on its commitment to invest 15% of total research expenses exclusive of government subsidies).

(m)	The Company imports all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company enters into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Nuclear fuel	Contract expiration term
Ore Concentrates	2~7 years
Conversion	1 year
Enrichment	2~22 years
Fuel design and fabrication	2 years

(n)	In August 2005, the Korean Consortium, consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering together with English Equator and Government of Nigeria (the “Group”), won a bid from the government of Federal Republic of Nigeria to explore, develop and operate two oil prospects in Nigeria. Korean Consortium controls 60% of the equity interest of the Company holds approximately 15% equity interest.

In March 2006, the Group entered into a contract with the government of Nigeria to explore, develop and operate such oil prospects. Exploration of these prospects is estimated to take ten years and, if successful in finding oil following the exploration, the Group will develop and operate the related facilities for 20 years thereafter. The Company’s portion of investment in the exploration phase of the project is expected to be approximately US$39 million in the next five years. In addition, under the contract, the Korean Consortium should either reach and agree with the government of Nigeria within 31 months of the date of contract (the timing was extended until October 2008 and may be extended in the future upon mutual agreement between the Korean Consortium and the government of Nigeria) as to the plan of constructing a combined-cycle gas-fired power plant with a generating capacity of approximately 2,250 megawatts and gas pipelines with a length of approximately 1,200 kilometers in Nigeria. Otherwise, the Korean Consortium should pay US$34.7 million or 15% of US$231 million to the government of Nigeria. In relation to the contract, the Company provides performance guarantees amounting to US$67 million to the Nigeria government.

(o)	In April 2005, the Company invested in Gangwon wind power corporation amounting to (Won) 5,679 million (15% of interest) to participate in renewable energy industry. Gangwon wind power corporation entered into the loan contract for financing construction costs. The investments in Gangwon wind power (book value of (Won) 7,306 million) are restricted as collateral with Industrial Bank of Korea and BNP PARIBAS.

(p)	On June 24, 2005, the Korean government announced its policy to relocate the headquarters of Public Agencies, including the KEPCO and certain subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012. In addition, the headquarters of certain subsidiaries are scheduled to be relocated to various other cities in Korea. On December 14, 2007, the Government approved our headquarter relocation plan, including the scale and the target year of the relocation. According to this plan, prepared in accordance with the special law and the related guidelines, the currently estimated total relocation cost is (Won) 417.5 billion, including (Won)397.3 billion as cost of building the new headquarters building as well as (Won) 20.2 billion of moving costs for our headquarters and employees. These costs are estimates based on the number and compensation of employees as of December 31, 2007, and are subject to further adjustment, including as a result of our request to the Government to amend the plan based on changed circumstances as necessary.

(33) Segment Information

The below segment information is based on the management’s disaggregation of the Company for making operating decisions. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into a segment.

Other segments that cannot be classified into the above-mentioned two segments have been combined and disclosed in an “all other” category. All other consist primarily of the operations from the engineering and maintenance for utility plant, information services, and sales of nuclear fuel, communication line leasing and others.

The Company evaluates performance of each segment based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

(a)	The following table provides information for each operating segment for the years ended December 31, 2005, 2006 and 2007.

	Won (millions)
	2005
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	(Won)	24,830,533	188,520	425,654	—	25,444,707
Intersegment revenues		281,798	17,029,483	1,013,540	(18,324,821)	—

Total operating revenues		25,112,331	17,218,003	1,439,194	(18,324,821)	25,444,707
Power generation, transmission and distribution costs		(20,736,522)	(14,531,600)	—	17,353,255	(17,914,867)
Purchased power		(1,772,020)	—	—	—	(1,772,020)
Other operating cost		(122,679)	(175)	(1,117,594)	922,953	(317,495)
Selling and administrative expenses		(1,155,194)	(247,839)	(130,848)	15,212	(1,518,669)

Operating income		1,325,916	2,438,389	190,752	(33,401)	3,921,656

Interest income		16,001	50,101	30,516	(8,313)	88,305
Interest expense		(472,979)	(141,223)	(36,976)	8,248	(642,930)
Equity income of affiliates		1,915,033	—	461	(1,817,565)	97,929
Other, net		383,303	22,871	43,359	(89,870)	359,663

Income before income taxes		3,167,274	2,370,138	228,112	(1,940,901)	3,824,623
Income taxes		(718,663)	(647,906)	(30,402)	4,677	(1,392,294)

Segment earnings before minority interests	(Won)	2,448,611	1,722,232	197,710	(1,936,224)	2,432,329

	Won (millions)
	2006
	Electric business Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	(Won)	26,676,421	190,077	542,315	—	27,408,813
Intersegment revenues		302,612	18,256,765	982,570	(19,541,947)	—

Total operating revenues		26,979,033	18,446,842	1,524,885	(19,541,947)	27,408,813
Power generation, transmission and distribution costs		(22,386,836)	(16,188,878)	—	18,590,622	(19,985,092)
Purchased power		(2,073,220)	—	—	—	(2,073,220)
Other operating cost		(85,611)	(569)	(1,161,673)	868,457	(379,396)
Selling and administrative expenses		(1,201,775)	(266,896)	(142,972)	35,363	(1,576,280)

Operating income		1,231,591	1,990,499	220,240	(47,505)	3,394,825

	Won (millions)
	2006
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Interest income		15,702	111,586	39,036	(9,667)	156,657
Interest expense		(544,328)	(134,195)	(31,933)	9,629	(700,827)
Equity income of affiliates		1,628,418	—	3,523	(1,528,422)	103,519
Other, net		272,020	1,555	4,002	137,363	414,940

Income before income taxes		2,603,403	1,969,445	234,868	(1,438,602)	3,369,114
Income taxes		(532,860)	(536,400)	(53,555)	(535)	(1,123,350)

Segment earnings before minority interests	(Won)	2,070,543	1,433,045	181,313	(1,439,137)	2,245,764

	Won (millions)
	2007
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	(Won)	28,602,955	99,082	435,183	—	29,137,220
Intersegment revenues		380,930	20,155,982	1,263,606	(21,800,518)	—

Total operating revenues		28,983,885	20,255,064	1,698,789	(21,800,518)	29,137,220
Power generation, transmission and distribution costs		(24,749,725)	(17,770,613)	—	20,660,748	(21,859,590)
Purchased power		(2,584,097)	—	—	—	(2,584,097)
Other operating cost		(43,657)	(2,475)	(1,305,609)	1,090,062	(261,679)
Selling and administrative expenses		(1,224,706)	(291,529)	(172,946)	79,002	(1,610,179)

Operating income		381,700	2,190,447	220,234	29,294	2,821,675

Interest income		82,447	133,570	48,752	(78,454)	186,315
Interest expense		(602,489)	(177,948)	(34,931)	78,247	(737,121)
Equity income of affiliates		1,786,145	1,572	4,447	(1,672,600)	119,564
Other, net		235,971	(105,194)	84,925	(212,802)	2,900

Income before income taxes		1,883,774	2,042,447	323,427	(1,856,315)	2,393,333
Income taxes		(326,960)	(552,122)	(44,174)	(2,909)	(926,165)

Segment earnings before minority interests	(Won)	1,556,814	1,490,325	279,253	(1,859,224)	1,467,168

(b)	The following table provides asset information for each operating segment as of December 31, 2006 and 2007.

	Won (millions)
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
December 31, 2006
Property, plant and equipment	(Won)	31,551,355	33,111,999	876,216	(272,641)	65,266,929
Total assets		63,536,201	41,549,746	2,493,416	(28,338,834)	79,240,529
Depreciation		(1,825,733)	(3,869,725)	(81,755)	32,812	(5,744,401)

December 31, 2007
Property, plant and equipment	(Won)	31,018,141	34,441,625	883,464	1,219,923	67,563,153
Total assets		65,642,591	45,483,784	3,145,329	(31,343,112)	82,928,592
Depreciation		(1,865,244)	(3,236,848)	(3,525)	71,656	(5,033,961)

(34)	Comprehensive Statement of Income

Comprehensive income for the years ended December 31, 2005, 2006 and 2007 is summarized as follows:

	Korean Won (in millions)						Translation into U.S. Dollars (Note 2) (in thousands)

	2005		2006		2007		2007
Net income	(Won)	2,432,329		2,245,764		1,467,168	$1,567,822
Other comprehensive income, net of tax:
Gain (loss) on valuation of available-for-sale securities		6,558		1,439		(1,309)	(1,399)
Equity in other comprehensive income of affiliates		136,357		2,972		7,734	8,265
Gain (loss) on valuation of derivatives		29,913		(7,101)		10,736	11,473
Overseas operations translation		80,779		(12,971)		28,859	30,839

Comprehensive income	(Won)	2,658,936	(Won)	2,230,103	(Won)	1,513,188	$1,617,000

The amounts of tax allocated to the other comprehensive income for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Korean Won (in millions)						Translation into U.S. Dollars (Note 2) (in thousands)

	2005		2006		2007		2007
Gain (loss) on valuation of available-for-sale securities	(Won)	(2,222)		(546)		497	$531
Equity in other comprehensive income of affiliates		(49,380)		(1,127)		(2,933)	(3,134)
Gain (loss) on valuation of derivatives		(8,475)		2,693		(4,072)	(4,351)
Overseas operations translation		(15,251)		4,920		(10,947)	(11,698)

Comprehensive income	(Won)	(75,328)	(Won)	5,940	(Won)	(17,455)	$(18,652)

(35)	Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Revenue Recognition

The Company reads meters and bills customers on a cycle basis. The Company does not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which have been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, the Company recognizes unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, the Company did not recognize any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the Company’s prior year consolidated financial statements using the income statement approach.

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

The following table shows the components of regulated assets and liabilities as of December 31, 2006 and 2007.

	Korean Won (in millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2006		2007	2007
Capitalized foreign currency translation	(Won)	725,671	668,008	$713,837
Reserve for self-insurance		(103,942)	(109,273)	(116,770)
Deferred income taxes		(1,350,934)	(1,290,075)	(1,378,580)

	(Won)	(729,205)	(731,340)	$(781,513)

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

(e)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. The Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

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

(g)	Intangible Assets

Under Korean GAAP, all costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expense as incurred.

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred with the exception of certain computer software costs defined in Statement of Position (the “SOP”) 98-1. Under SOP 98-1, Internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized.

As discussed in note 5, under Korean GAAP, the Company recognized the payment of (Won) 300 billion to the City of Gyeongju as an intangible asset. Under U.S. GAAP, the Company reclassified it to a construction-in-progress in utility plants. Under Korean GAAP and U.S. GAAP, such amount will be amortized using the unit-of-production method upon completion of repository site.

(h)	Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of shareholders’ equity. Effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of shareholders’ equity.

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

(i)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN48”)—“Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” which set outs a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions. This interpretation uses two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with this FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Company adopted FIN 48 effective January 1, 2007, and the adoption resulted in a decrease of the beginning balance of retained earnings as of January 1, 2007 by (Won) 6,920 million. Additionally, in connection with the adoption of FIN 48, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2007 in the following table:

	Korean Won (in millions)		Translation into U.S. Dollars (Note 2) (in thousands)
	2007		2007
Total unrecognized tax benefits at January 1, 2007	(Won)	17,200	$18,380
Amount of increase for current year’s tax position		1,231	1,315
Gross amount of increases for prior years’ tax position		—	—
Gross amount of decreases for prior years’ tax position		(12,741)	(13,615)

Total unrecognized tax benefits at December 31, 2007	(Won)	5,690	$6,080

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, the Company’s effective tax rate. As of January 1, 2007 and December 31, 2007, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is (Won)1,850 million and (Won)2,106 million, respectively.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, the Company has total gross accrual for interest income and penalties of (Won)5,071 million and (Won)7,691 million as of January 1, 2007 and December 31, 2007, respectively. During 2007, the Company recognized income tax expense of (Won)2,620 million related to interest and penalties.

The Company’s major tax jurisdiction is the Republic of Korea, and as of December 31, 2007, tax years from FY2003 to FY2007 remain open to examination for many entities in the Company.

The regular tax examinations by the tax authority for some entities in the Company are expected to occur within 12 months and such tax examinations may cause significant change of unrecognized tax benefits; however, an estimate of the range of possible change can not be made.

(j)	Liabilities for Decommissioning Costs

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

2003

Under Korean GAAP, effective January 1, 2003, the Company adopted Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 5 “Tangible Assets.” Under this standard, the Company would record the fair value of the liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

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

SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, the Company recognized a pre-tax gain as a cumulative effect of accounting change of (Won) 1,775,306 million on January 1, 2003. In addition, for the year ended December 31, 2003, the Company recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004 and thereafter

In October 2004, KASB issued Statement of SKAS No. 17 “Provisions and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during

2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

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

As explained in note 21, under Korean GAAP, the Company has accrued (Won) 8,206,267 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2007. Under U.S. GAAP, the Company has accrued (Won) 5,900,114 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2007. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability is due to the impact of the discount rate described in the first bullet above.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2006		2007		2007
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(651,998)	(Won)	(919,159)	$(982,217)
Decrease in liabilities for decommissioning costs		2,246,473		2,294,969	2,452,414

	(Won)	1,594,475	(Won)	1,375,810	$1,470,197

Details of the Company’s asset retirement costs as of December 31, 2006 and 2007 under U.S. GAAP are as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2006		2007		2007
Capitalized asset retirement costs	(Won)	1,395,875	(Won)	1,613,433	$1,724,122
Less : accumulated depreciation		(691,037)		(873,182)	(933,086)

	(Won)	704,838	(Won)	740,251	$791,036

Changes in liabilities for decommissioning costs for the years ended December 31, 2006 and 2007 under U.S. GAAP is as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2006		2007		2007
Balance at beginning of year	(Won)	4,700,799	(Won)	5,297,018	$5,660,416
Liabilities incurred		255,027		306,196	327,201
Prior period adjustment (note 21)		55,255		—	—
Accretion expense for the year		296,114		363,841	388,801
Liabilities reversed (*1)		—		(48,298)	(51,611)
Payments		(10,177)		(7,459)	(7,971)

Balance at end of year	(Won)	5,297,018	(Won)	5,911,298	$6,316,839

(*1)	In 2007, the usage period of Kori-1 nuclear generation unit was extended by 10 years under the permission of MESK. Accordingly, the Company recorded the difference between previously estimated and newly estimated amounts for the decrease in the liability.

(k)	Convertible Bonds

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

(l)	Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of shareholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the shareholders’ equity section in the consolidated balance sheet.

(m)	Reserve for Self-insurance

Under Korean GAAP, in accordance with Accounting Regulations for Public Enterprise·Associate Government Agency, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses for self-insurance are generally recognized as a liability (undiscounted) when probable and reasonably estimable.

(n)	Gain or loss on partial disposal of subsidiaries

Under Korean GAAP, when the parent company disposes of a portion of its investment in a subsidiary but still retains a controlling interest, any gain or loss on disposal should be recognized in capital surplus.

Under US GAAP, such gain or loss on disposal is recognized in other income.

(o)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

(i)	Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

(ii)	Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it was not practicable to estimate the fair value of investments in unlisted companies.

(iii)	Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered for debt of the same remaining maturities.

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments as of December 31, 2006 and 2007 are summarized as follows :

	Korea Won (in millions)
	2006				2007
	Carrying Amount		Fair value		Carrying Amount		Fair value
Cash and cash equivalents	(Won)	1,845,892	(Won)	1,845,892	(Won)	1,574,329	(Won)	1,574,329
Short-term financial instruments		1,163,613		1,163,613		1,583,271		1,583,271
Trade receivables and account receivables-other		2,756,021		2,756,021		2,995,893		2,995,893
Investments:
Practicable to estimate fair value		44,461		44,461		44,495		44,495
Not practicable		157,667		N/A		159,523		N/A
Short-term borrowings		(476,720)		(476,720)		(820,315)		(820,315)
Trade payables and accounts payable-other		(2,046,759)		(2,046,759)		(2,273,313)		(2,273,313)
Long-term debt, including current portion		(19,648,795)		(18,962,065)		(20,790,781)		(20,712,008)
Currency and interest swaps, net		223,188		223,188		(228,701)		(228,701)

(p)	Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won (in millions)				Translation into U.S. Dollars (Note 2) (in thousands) 2007
	2005		2006	2007
Interest paid, net of capitalized portion	(Won)	772,726	755,466	903,916	$845,885
Income taxes paid		1,804,362	931,790	1,385,254	1,296,321

(q)	Recent Changes in U.S. GAAP

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

In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact that SFAS No. 157, FSP 157-1 and FSP 157-2 may have on consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations(SFAS 141R)” SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. The Company is evaluating the impact of SFAS 141R on our consolidated financial statements for any potential business combinations subsequent to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (SFAS 160). SFAS 160 requires the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. Required qualitative disclosures include: (1) How and why an entity is using a derivative instrument or hedging activity (e.g., for risk management or other purposes). (2) How the entity is accounting for its derivative instrument and hedged items under Statement 133 (and related guidance). (3)How the instrument affects the entity’s financial position, financial performance, and cash flows. This statement is effective for fiscal years beginning on or after November 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS 162 addresses to establish that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

(r)	Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

Effective January 1, 2007, the Company adopted the SKAS No. 21 “Preparation and Presentation of Financial Statements”, SKAS No. 23 “Earning per Share”, SKAS No.25 “Consolidation Financial Statement” and amended SKAS No.16 “Income Taxes”. The impact of those statements on the reconciliation to U.S. GAAP in 2007 was immaterial.

(s)	Effect on Net Income and Shareholders’ Equity

The effects of the significant adjustments to net income and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won (in millions)				Translation into U.S.dollars (Note 2) (in thousands)
	2005		2006	2007	2007
NET INCOME UNDER KOREAN GAAP ADJUSTMENTS:	(Won)	2,432,329	2,245,764	1,467,168	$1,567,822
MINORITY INTERESTS		(24,686)	(20,204)	(40,711)	(43,504)
OPERATING INCOME
Asset revaluation (note 35(b))		438,382	389,184	330,115	352,762
Special depreciation (note 35(c))		(6,407)	(5,389)	(5,328)	(5,694)
Regulated operations (note 35(d))		(14,227)	(56,971)	(2,135)	(2,281)
Capitalized foreign currency translation (note 35(f))		183,850	171,462	151,088	161,453
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 35(e))		(12,518)	(11,126)	(1,461)	(1,561)
Liabilities for decommissioning costs and capitalized asset retirement costs (note 35(j))		94,913	26,273	81,335	86,915
Reserve for self-insurance (note 35(m))		5,266	5,324	5,331	5,697
Revenue recognition (note 35(a))		—	(488)	52,057	55,628
Intangible assets (note 35(g))		—	—	(44,013)	(47,032)
Classification differences in the consolidated statements of income (*)		(230,521)	(185,973)	(157,762)	(168,585)
OTHER INCOME (EXPENSES)
Asset revaluation—equity investments (note 35(b))		19,973	19,973	13,349	14,265
Capitalized foreign currency translation (note 35(f))		41,877	40,341	2,381	2,544
Convertible bonds (note 35(k))		26,738	(44)	(97,580)	(104,274)
Gain on disposal of subsidiaries (note 35(n))		—	—	63,209	67,545
Equity income of affiliates		(117,902)	(99,982)	(132,914)	(142,032)
Classification differences in the consolidated statements of income (*)		230,521	185,973	157,762	168,585
INCOME TAX EXPENSES
Deferred income taxes		(215,515)	(158,910)	(120,192)	(128,438)
Fin48 Liabilities (note 35(i))		—	—	(2,876)	(3,073)
Tax effect of gain on disposal of subsidiaries (note 35(n))		—	—	(16,264)	(17,380)
Tax effect of equity income of affiliates		21,094	10,831	24,944	26,655
EQUITY INCOME OF AFFILIATES, NET OF TAX		96,808	89,151	107,970	115,377

NET INCOME UNDER U.S. GAAP	(Won)	2,969,975	2,645,189	1,835,473	$1,961,394

(*)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP since those are regarded as operating expenses. This reclassification does not affect the net income under U.S. GAAP.

				Translation into U.S. dollars (Note 2)
	Korean Won (in millions)			(in thousands)
	2006		2007	2007
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP ADJUSTMENTS:	(Won)	43,235,487	44,266,853	$47,303,754
Current Asset
Account Receivables
Revenue recognition (note 35(a))		943,330	995,387	1,063,675
UTILITY PLANT
Asset revaluation (note 35(b))		(7,096,916)	(6,766,801)	(7,231,033)
Capitalized asset retirement costs (note 35(j))		(651,998)	(919,159)	(982,217)
Construction in progress (note 35(g))		—	300,000	320,581
Special depreciation (note 35(c))		8,104	2,776	2,966
Capitalized foreign currency translation (note 35(f))		(1,334,267)	(1,180,796)	(1,261,804)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 35(e))		117,010	115,549	123,476
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights (note 35(g))		(300,000)	(300,000)	(320,581)
Research and development cost (note 35(g))		—	(44,013)	(47,032)
INVESTMENT SECURITIES
Asset revaluation (note 35(b))		(62,133)	(48,784)	(52,131)
DEFERRED INCOME TAXES		1,649,469	1,533,405	1,638,603
LIABILITIES
Liabilities for decommissioning costs (note 35(j))		2,246,473	2,294,969	2,452,414
Regulated operation (note 35(d))		(729,205)	(731,340)	(781,513)
Reserve for self-insurance (note 35(m))		103,942	109,273	116,770
Convertible bonds (note 35(k))		(66,879)	(166,436)	(177,854)
Fin48 Liabilities (note 35(i))		—	(13,380)	(14,298)
MINORITY INTERESTS		(150,740)	(234,441)	(250,525)

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	37,911,677	39,213,062	$41,903,251

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2005		2006	2007	2007
Operating income under Korean GAAP	(Won)	3,921,656	3,394,825	2,821,675	$3,015,254
Asset revaluation		438,382	389,184	330,115	352,762
Special depreciation		(6,407)	(5,389)	(5,328)	(5,694)
Regulated operation		(14,227)	(56,971)	(2,135)	(2,281)
Capitalized foreign currency translation		183,850	171,462	151,088	161,453
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(12,518)	(11,126)	(1,461)	(1,561)
Asset retirement obligation		94,913	26,273	81,335	86,915
Reserve for self-insurance		5,266	5,324	5,331	5,697
Revenue recognition		—	(488)	52,057	55,628
Research and development cost		—	—	(44,013)	(47,032)
Classification differences in the consolidated statements of income		(230,521)	(185,973)	(157,762)	(168,585)

Operating income under U.S. GAAP	(Won)	4,380,394	3,727,121	3,230,902	$3,452,556

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2006 and 2007 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2006		2007	2007
Utility plant, net under Korean GAAP	(Won)	65,266,929	67,563,153	$72,198,283
Asset revaluation		(7,096,916)	(6,766,801)	(7,231,033)
Construction in-progress		—	300,000	320,581
Capitalized asset retirement costs		(651,998)	(919,159)	(982,217)
Special depreciation		8,104	2,776	2,966
Capitalized foreign currency translation		(1,334,267)	(1,180,796)	(1,261,804)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		117,010	115,549	123,476

Utility plant, net under U.S. GAAP	(Won)	56,308,862	59,114,722	$63,170,252

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2006 and 2007 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2006		2007	2007

Total assets under Korean GAAP	(Won)	79,240,529	82,928,592	$88,617,859
Adjustments:
Account Receivables		943,330	995,387	1,063,675
Utility Plant		(8,958,067)	(8,448,431)	(9,028,031)
Intangible assets		(300,000)	(344,013)	(367,613)
Investment securities:
Asset revaluation		(62,133)	(48,784)	(52,131)
Deferred income taxes		1,649,469	1,533,405	1,638,603

Total assets under U.S. GAAP	(Won)	72,513,128	76,616,156	$81,872,362

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2007, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2006		2007	2007
Deferred tax assets adjustments:
Asset revaluation	(Won)	1,742,010	1,660,776	$1,774,713
Convertible bond		18,392	45,770	48,910
Regulated operation		200,531	201,119	214,917
Capitalized foreign currency translation		366,923	324,719	346,996
Research and development cost		—	12,104	12,934
Fin48 Liabilities		—	3,584	3,830

Total deferred tax assets adjustments		2,327,856	2,248,072	2,402,300

Deferred tax liabilities adjustments:
Special depreciation		(2,229)	(763)	(815)
Asset retirement obligation, net		(355,980)	(378,347)	(404,303)
Reserve for self insurance		(28,584)	(30,050)	(32,112)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(32,178)	(31,776)	(33,956)
Revenue Recognition		(259,416)	(273,731)	(292,511)

Total deferred tax liabilities adjustments	(Won)	(678,387)	(714,667)	$(763,697)

Net deferred tax assets adjustments:		1,649,469	1,533,405	1,638,603

Net deferred tax liabilities under Korean GAAP	(Won)	(317,296)	(303,521)	$(324,344)

Net deferred tax assets under U.S. GAAP	(Won)	1,332,173	1,229,884	$1,314,259

Basic earning per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for the year ended December 31, 2005, 2006 and 2007 under U.S. GAAP are as follows:

	Korean Won (in millions, except per share data)				Translation into U.S. dollars (Note 2) (in thousands, except per share data)
	2005		2006	2007	2007
Net income under U.S. GAAP (a)	(Won)	2,969,975	2,645,189	1,835,473	$1,961,394

Effect of dilutive Securities		1,490	2,207	24,283	25,949

Adjusted net income (b)	(Won)	2,971,465	2,647,396	1,859,756	$1,987,343

Weighted-average shares (c)		635,289,794	638,002,913	621,717,622	621,717,622
Effect dilutive securities		4,432,737	19,283,301	9,497,722	9,497,722

Adjusted weighted average shares (d)		639,722,531	657,286,214	631,215,344	631,215,344

Basic earnings per share under U.S. GAAP (a)/(c)	(Won)	4,675	4,146	2,952	$3.15

Diluted earnings per share under U.S. GAAP (b)/(d) (*)	(Won)	4,645	4,028	2,946	$3.15

Basic earnings per ADS under U.S. GAAP	(Won)	2,338	2,073	1,476	$1.58

Diluted earnings per ADS under U.S. GAAP (*)	(Won)	2,323	2,014	1,473	$1.57

(*)	Euro-denominated exchangeable bonds issued on November 21, 2006 that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive in 2007.