Form 20-F
period 2008-12-31
KOREA ELECTRIC POWER CORP
filed 2009-06-24
CIK 887225

As filed with the Securities and Exchange Commission on June 24, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

411 YOUNGDONG-DAERO, GANGNAM-GU, SEOUL 135-791, KOREA

(Address of principal executive offices)

Seung Bum Kim, +822 3456 4264, sbkim96@kepco.co.kr, +822 556 3694

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

6% Debentures due December 1, 2026

7% Debentures due February 1, 2027

6 3/4% Debentures due August 1, 2027

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by the annual report:

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

CERTAIN DEFINED TERMS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this report, are references to The Republic of Korea. All references to the “Government” in this report are references to the government of the Republic. All references to “we,” “us,” the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries. All references to “the Ministry of Knowledge Economy” and “the Ministry of Strategy and Finance” include the respective predecessors thereof. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “Korean GAAP” in this report are references to the accounting guidelines under the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise Associate Government Agency and accounting principles generally accepted in the Republic of Korea, and all references to “U.S. GAAP” in this report are references to accounting principles generally accepted in the United States.

FORWARD-LOOKING STATEMENTS

This report includes future expectations, projections or “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). The words “believe,” “expect,” “anticipate,” “estimate” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this report are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this report.

This report discloses, under the caption “Item 3. Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data of us. The selected consolidated financial data in the table have been derived from our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2008. The consolidated financial statements as of and for the years ended December 31, 2007 and 2008 have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu. Deloitte Anjin LLC is a Korean independent registered public accounting firm, our current independent registered public accounting firm. The consolidated financial statements as of and for the years ended December 31, 2004, 2005, and 2006 have been audited by KPMG Samjong Accounting Corp., a Korean corporation, which is a member of KPMG International, a Swiss cooperative. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008.

Our consolidated financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise Associate Government Agency and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 36 of the notes to our consolidated financial statements.

Consolidated Statement of Earnings Data

	2004		2005		2006		2007		2008
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	(Won)	23,956	(Won)	25,445	(Won)	27,409	(Won)	29,137	(Won)	31,560	$25,008
Operating expenses		19,488		21,523		24,014		26,316		34,358	27,225
Operating income (loss)		4,467		3,922		3,395		2,822		(2,798)	(2,217)
Income (loss) before income taxes		4,700		3,825		3,369		2,393		(3,844)	(3,046)
Income tax expenses (benefits)		1,795		1,392		1,123		926		(930)	(737)
Net income (loss)		2,883		2,432		2,246		1,467		(2,914)	(2,309)
Earnings (loss) per share
Basic		4,576		3,790		3,488		2,294		(4,746)	(3.76)
Diluted		4,510		3,766		3,389		2,258		(4,746)	(3.76)
Earnings (loss) per ADS
Basic		2,288		1,895		1,744		1,147		(2,373)	(1.88)
Diluted		2,255		1,883		1,695		1,129		(2,373)	(1.88)
Dividends per share		1,150		1,150		1,000		750		—	—

	2004		2005		2006		2007		2008
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with U.S. GAAP(2):
Operating revenue(3)	(Won)	23,995	(Won)	25,445	(Won)	27,408	(Won)	29,189	(Won)	31,634	$25,066
Operating income (loss)		4,860		4,380		3,727		3,231		(2,971)	(2,354)
Net income (loss)		3,535		2,970		2,645		1,835		(3,819)	(3,026)
Earnings (loss) per share
Basic		5,612		4,675		4,146		2,952		(6,134)	(4.86)
Diluted		5,529		4,645		4,028		2,946		(6,134)	(4.86)
Earnings (loss) per ADS
Basic		2,806		2,338		2,073		1,476		(3,067)	(2.43)
Diluted		2,765		2,323		2,014		1,473		(3,067)	(2.43)
Dividend per share		1,150		1,150		1,000		750		—	—
Other Data:
Ratio of earnings to fixed charges(4):
Korean GAAP		4.6		4.8		3.8		3.1		(3.2)	(3.2)
U.S. GAAP(2)		5.0		5.3		4.2		3.7		(3.9)	(3.9)

Consolidated Balance Sheet Data

	As of December 31,
	2004		2005		2006		2007		2008
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(2):
Net working capital surplus (deficit)(5)	(Won)	(2,291)	(Won)	(130)	(Won)	171	(Won)	(3)	(Won)	(197)	$(156)
Property, plant and equipment, net		55,809		56,651		56,874		57,739		59,618	47,241
Construction in progress		7,517		7,355		8,393		9,824		10,178	8,065
Total assets		73,654		74,737		79,241		82,929		88,199	69,888
Total stockholders’ equity		40,602		42,338		43,235		44,267		41,275	32,706
Common stock		3,204		3,208		3,208		3,208		3,208	2,542
Long-term debt (excluding current portion)		15,073		15,494		15,428		16,121		23,319	18,478
Other long term liabilities		9,719		9,767		11,924		13,204		13,069	10,356
Amounts in Accordance with U.S. GAAP(2):
Total assets		65,310		66,864		72,513		76,616		82,230	65,159
Total liabilities		31,563		30,892		34,601		37,403		46,687	36,994
Total stockholders’ equity		33,747		35,972		37,912		39,213		35,230	27,916

Notes:

(1)	See Item 5. “Operating and Financial Review and Prospects—Operating Results” for discussion of certain changes in Korean GAAP.
(2)	For discussion of significant differences between the application of Korean GAAP and U.S. GAAP, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 36 of the notes to our consolidated financial statements.
(3)	For discussion of significant differences in revenue recognition under Korean GAAP and U.S. GAAP, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 36(a) of the notes to our consolidated financial statements.

(4)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.
(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of the Republic, and all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to U.S. dollars were made at (Won)1,262.00 to US$1.00, which was the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) as of December 31, 2008. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On June 12, 2009, the Noon Buying Rate was (Won)1,246.00 to US$1.00. The Noon Buying Rate has been highly volatile recently and the U.S. dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,098.6	1,507.9	935.2
2009 (through June 12)
January	1,380.0	1,356.3	1,391.5	1,292.3
February	1,532.0	1,439.6	1,532.8	1,368.7
March	1,372.3	1,449.6	1,570.1	1,334.8
April	1,277.0	1,332.2	1,378.3	1,277.0
May	1,249.0	1,254.3	1,277.0	1,232.9
June (through June 12)	1,246.0	1,244.7	1,258.5	1,232.1

Source: Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

RISK FACTORS

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to KEPCO

The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.

On January 21, 1999, the Ministry of Knowledge Economy announced a restructuring plan for the electricity industry in Korea, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4 “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea.” The Government promulgated the Law on Promotion of Restructuring of Electricity Industry and amended the Electricity Business Law on December 23, 2000, which allowed us to implement the Restructuring Plan. Pursuant to the Law on Promotion of Restructuring of Electricity Industry, in April 2001, the Government established the Korea Power Exchange to handle the sale of electricity and set out regulations governing the electricity industry to allow for electricity distribution through a competitive bidding process, a competitive bidding pool system for the sale and purchase of electricity, and the Korean Electricity Commission to regulate the restructured Korean electricity industry and ensure fair competition. As part of the effort to introduce competition in electricity generation, in April 2001, our non-nuclear and non-hydroelectric generation units were split into five wholly-owned generation subsidiaries and our nuclear and hydroelectric generation unit became a separate wholly-owned generation subsidiary of us. In September 2003, the Tripartite Commission, which included, among others, representatives from the Government and the leading businesses and labor unions in Korea, established the Joint Study Group on Reforming Electricity Distribution Network to propose a methodology of introducing competition for the distribution of electricity. In June 2004, based on a report published by this Joint Study Group, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize new distribution subsidiaries, and in lieu thereof, creating independent business divisions within us, namely, the “strategic business units,” as a way of improving operational efficiency and internal competition among the business divisions. This resolution was adopted by the Ministry of Knowledge Economy in June 2004, and we subsequently commissioned a third-party consultant to conduct a study on implementing plans related to the creation of the strategic business units and solicited comments on the study from various parties, including labor unions and the Government. Based on this study and the related comments, on September 25, 2006, we established nine strategic business units with a separate management structure having limited autonomy, separate financial accounting, and performance evaluation criteria, which, together with certain of our other business units, were restructured into 13 integrated business units with a focus on profit maximization in December 2008 following a two-year evaluation period.

Other than as set forth herein, we are not aware of any specific plan by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electricity industry in the near future. However, for reasons relating to a change in Government policy, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electricity. Any such measures may have a negative effect on our business, results of operation and financial condition.

In December 2008, the Government announced the fourth Basic Plan relating to the future supply and demand of electricity. The fourth Basic Plan focuses on, among other things, (1) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, including in areas of demand management, target nuclear power generation, and a greater emphasis on renewable energy and (2) improving the accuracy of electricity supply forecast based primarily on expected fuel prices, generation efficiency and technological advances, in addition to the mandates under the previous third Basic Plan, including (3) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (4) equilibrating the supply and demand of electricity at the regional level through region-specific planning for capacity expansion, (5) setting high priority to environmental issues by proactively addressing some of the concerns identified under the Kyoto Protocol to the United Nations Framework Convention on Climate Change, and (6) improving the transparency and accountability in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the fourth Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users.

Further changes in the law and regulation relating to the electricity industry in Korea and the Government’s plan, including any amendments thereto, for the electricity industry in Korea or its restructuring may have a material adverse effect on our business, growth prospects, financial condition and results of operation.

Increases in fuel prices will adversely affect our results of operations and profitability, and we may not be able to pass on the increased cost to consumers at a sufficient level or on a timely basis.

Fuel costs constituted 49.8% and 45.8% of our operating revenues and operating expenses, respectively, in 2008. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements are imported from a limited number of countries principally consisting of Indonesia, Australia and China, which accounted for approximately 40.6%, 34.3% and 11.2%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2008. Approximately 82.6% of the bituminous coal requirements of our generation subsidiaries in 2008 were purchased under long-term contracts and the remaining 17.4% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually in light of market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4. “Information on the Company—Business Overview—Fuel.”

In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have fluctuated significantly, resulting in a higher fuel cost to us. For example, the average “free on board” Newcastle coal price index sharply rose from US$48.9 per ton in 2006, to US$65.3 per ton in 2007 and US$128.4 per ton in 2008, and was US$70.5 per ton as of June 19, 2009. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil rose from US$68.37 per barrel in 2007 to US$93.78 per barrel in 2008 and was US$71.09 per barrel on June 18, 2009. We expect that fuel prices will remain high throughout 2009 and thereafter. If fuel prices increase sharply within a short span of time, our generation subsidiaries may be unable to secure requisite bituminous coal supplies at prices comparable to those of prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in our fuel cost.

Because the Government regulates the rates we charge for the electricity we sell to our customers (see Item 4. “Information on the Company—Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. In addition, partly because the Government may have to undergo a lengthy deliberative process to approve a rise in electricity tariff, which represents a key component of the consumer price index, we may not be able to adjust the electricity tariff to a level sufficient to ensure a fair rate of return to us in a timely manner or at all. For example, in 2008 for the first time in our operating history we incurred net losses in the amount of (Won)2,914 billion largely due to the rapid rise in fuel prices, and while the Government raised the overall average electricity tariff by 4.5% in November 2008, there is no assurance that such tariff increase will be sufficient to fully offset the adverse impact from the rise in fuel costs on our business or results of operation. We estimate that the recent spike in fuel prices may continue to have a material adverse effect on our results of operations and profitability in 2009 and beyond. We are currently negotiating with the Government for further tariff increase, but cannot assure that the Government will agree to such increase at the level desired by us or at all. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of rising fuel prices, the fuel price increases will significantly narrow our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would seriously suffer.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies in recent years. In particular, as liquidity and credit concerns and volatility in the global financial markets increased significantly since the second quarter of 2008, the value of Won relative to the U.S. dollar has depreciated at an accelerated rate. The Noon Buying Rate per one U.S. dollar depreciated from (Won)936.6 on January 2, 2008 to (Won)1,570.1 on March 2, 2009, and was (Won)1,246.0 on June 12, 2009. The depreciation of Won against U.S. dollar and other foreign currencies in the past had resulted in a material increase in the cost of servicing our foreign currency debt and the cost of fuel materials and equipment purchased from overseas. As of December 31, 2008, approximately 29.4% of our long-term debt (including the current portion thereof) was denominated in foreign currencies, principally in U.S. dollar, Yen and Euro. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations.

The proliferation of a competing system which enables regional districts to independently source electricity would erode our market position and hurt our business, growth prospects, revenues and profitability.

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of April 30, 2009, six districts were using this system and 14 other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in these 20 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of April 30, 2009. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to obtain electricity supply through the Community Energy System, but 11 of such districts have reportedly abandoned plans to adopt the Community Energy System and four more districts are reportedly considering abandoning such plans, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

Labor unrest may adversely affect our operations.

As of December 31, 2008, approximately 64% of the employees of our non-nuclear generation subsidiaries were members of the Korean Power Plant Industrial Union, and approximately 61% of the employees of KHNP, our nuclear generation subsidiary were members of the Korean Hydro & Nuclear Power Labor Union. The Restructuring Plan and the privatization plan for our non-nuclear generation subsidiaries generated labor unrest in 2002. Labor unions to which our employees and the employees of our generation subsidiaries belong have opposed the Restructuring Plan from its inception. In particular, the prospect of privatizing some of our core assets has raised concerns among some of our employees. On February 25, 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries began a six-week strike to protest the Government’s plans to privatize the five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions, the second largest confederation of labor unions in Korea with over 650,945 members as of December 31, 2008, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, the Korean Confederation of Trade Unions directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. There was no material disruption in the operation of generation subsidiaries as a result of such labor strike.

In June 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and our six generation and certain other subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements” for further details. Under a special act related to such relation, we are required to sell the building and land for our current headquarters in Samseong-dong by the end of 2012. While we intend to comply with the relocation plan, there can be no assurance that the labor unions that our employees and the employees of our subsidiaries belong to will not oppose the relocation. We cannot assure you that a large-scale strike will not occur in the future, including, among others, as a result of the Government’s policy to move our headquarters out of the Seoul metropolitan area, or that any such labor unrest will be satisfactorily resolved. A large-scale strike may adversely affect our results of operations, including by severely disrupting the power supply as well as substantially hindering the implementation of our strategies and management policies.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through Korea Hydro & Nuclear Power Co., Ltd., or KHNP, our wholly-owned nuclear subsidiary, we currently operate 20 nuclear-fuel generation units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable cost structure, which is also least costly among the fuel types that comprise the base load and is the second largest source of Korea’s electricity supply, accounting for 35.6% of electricity generated in Korea in 2008. Due to significantly lower unit fuel costs compared to those for conventional power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for check-up and overhaul lasting 32 days on average in 2008. In December 2003, in response to concerns of potential exposure to radioactive materials arising from a release incident, we shut down Younggwang-5, one of our nuclear power plants for assessment, inspection and overhaul. This nuclear power plant resumed its operations in April 2004. In November 2003, we shut down Younggwang-6, another of our nuclear power plants for planned overhaul, during which a mechanical problem was discovered giving rise to concerns of its safety. After the overhaul, this nuclear power plant resumed its operations in April 2004. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generation units may have an adverse effect on us.

In 2008, our nuclear generation units accounted for 35.6% of the electricity generated in Korea. In recent years, we have encountered increasing social and political opposition to the construction and operation of nuclear generation units. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our nuclear units, community opposition to the construction and operation of nuclear units could result in delayed construction or relocation of planned nuclear units, which could have a material adverse impact on our business and results of operation. See Item 4. “Information on the Company—Business Overview—Power Generation—Korea Hydro & Nuclear Power Co., Ltd.,” “—Business Overview—Community Programs” and “—Business Overview—Insurance.”

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

In addition, our non-nuclear generation subsidiaries carry insurance covering certain risks, including fire, in respect of their key assets, including buildings and equipment located at their respective power plants, construction-in-progress and imported fuel and procurement in transit. Such insurance and indemnity, however, cover only a portion of the assets that we and our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants. In addition, unlike us, our generation subsidiaries are not permitted to self-insure, and accordingly have not self-insured, against risks of their uninsured assets or business. Accordingly, material adverse financial consequences could result from a serious accident to the extent uninsured.

Because we and our non-nuclear generation subsidiaries do not carry insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4. “Information on the Company—Business Overview—Insurance.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that additional indebtedness will be required through the coming years in order to refinance existing debt and make capital expenditures for construction of generation plants and other facilities. The amount of such additional indebtedness may be substantial. We expect that a portion of our long-term debt will need to be raised through foreign currency borrowings and issuance of securities in international capital markets. The cost of such financing, especially in light of the significant depreciation of the Won against the U.S. dollar and other major foreign currencies in light of the recent global financial crisis and economic downturn, may not be acceptable to us.

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government is required to own directly, or through Korea Development Bank (a statutory banking institution wholly-owned by the Government), at least 51% of our issued capital stock. As of December 31, 2008, the Government, directly or through Korea Development Bank, owned 51.07% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future (other than sales of treasury stock).

Risks Relating to Korea and the Global Economy

Adverse developments in Korea may adversely affect us.

Our financial condition and results of operations are subject to political, economic, legal and regulatory risks specific to Korea, where most of our assets are located and where we generate most of our income.

Since July 2007, significant adverse developments in the U.S. sub-prime mortgage sector have created much disruption and volatility in financial markets globally. The ensuing contraction of liquidity and credit and deteriorations in asset values has had contagion effects on the overall economy. Starting in the second half of 2008, the world’s largest economies, including the United States, Europe and Japan, are widely considered to be in the midst of significant economic recessions, and export-driven emerging economies such as China and Korea have also suffered substantial weakening in their economies. The Korean economy experienced a contraction in real gross domestic product by 3.4% and 4.3% in the fourth quarter of 2008 and the first quarter of 2009 compared to corresponding quarters year on year, respectively. Partly as a result thereof, particularly the resulting slowdown in industrial activities, demand for electricity decreased by 2.3% from the first quarter of 2008 to the first quarter of 2009. There is no assurance when and to what extent the global or Korean economy will recover, as future recovery or growth of an economy is subject to many factors beyond our control. Events related to terrorist attacks, developments in the Middle East, higher oil and other commodity prices and the outbreak of endemics such as SARS or the H5N1 avian flu in Asia or the H1N1 swine flu in Mexico and other parts of the world have increased and may continue to increase the uncertainty of global economic prospects in general and the Korean economy in particular. Any further deterioration of the Korean economy could further lower demand for electricity in Korea, which would in turn negatively impact our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial and other problems of chaebols (Korean conglomerates) or their suppliers and their potential adverse impact on the Korean economy;

•

loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain companies or introduction of new Government policies or regulations adverse to foreign investment;

•	a slowdown in consumer spending, a rising level of household debt and the resulting slowdown in the overall economy;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in coal, oil and LNG prices), exchange rates (including depreciation of U.S. dollar or Yen or revaluation of Renminbi), interest rates and stock markets;

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

Tensions with North Korea could have an adverse effect on us and the market value of our shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and the relationship between North Korea and the United States. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. On March 9, 2009, North Korea suspended transport of personnel and materials via land route in and out of Gaeseong Industrial Complex in protest against an annual joint military exercise by Korea and the United States, but fully reopened the borders on March 17, 2009. On April 5, 2009, North Korea launched a long-range rocket into the Pacific Ocean, claiming that the launch was intended to put an orbital satellite into space. On April 13, 2009, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. In response, on April 14, 2009 North Korea announced that it would permanently withdraw from nuclear disarmament talks and restart its nuclear program. On May 25, 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In addition, there recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability in the region. There can be no assurance that the level of tension and instability in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities or heightened concerns about the stability of North Korea’s political leadership, could have a material adverse effect on our business, financial condition and results of operation and could lead to a decline in the market value of our common shares and our American depositary shares.

Unemployment and labor unrest in Korea may adversely affect us.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, which partly contributed to large-scale protests and labor strikes in Korea in 1998 and 1999. There is no assurance that the ongoing difficulties of the Korean economy will not result in similar developments in the future. According to statistics from Korea National Statistical Office, the unemployment rate was 3.3% as of December 31, 2008 compared to 3.1% as of December 31, 2007. An increase in unemployment or labor unrest in Korea could adversely affect our operations and the financial conditions of Korean companies in general, depressing the price of securities on the Korean securities exchanges and the value of the Won relative to other currencies. These developments would likely have an adverse effect on the price of our common stock and our American depositary shares.

Financial instability in Korea and other countries, particularly emerging market countries, may adversely affect us.

The Korean market and economy are influenced by economic and market conditions in other countries, including emerging market countries. Past financial turmoil in Asia and elsewhere in the world has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country, such as Argentina or Brazil, could have adverse effects on the price of securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets, including as a result of the ongoing weakness in the global credit and financial markets, has recently increased volatility in the Korean financial markets and may continue to do so and may even worsen. We cannot assure you that the financial crisis of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or be managed with minimal harm, either of which contingency may have a material adverse effect on our business and results of operation.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP.

Our consolidated financial statements are prepared in accordance with Accounting Regulations for Public Enterprise Associate Government Agency and Korean GAAP, which differ in certain significant respects from U.S. GAAP.

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

See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 36 of the notes to our consolidated financial statements.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and will continue to be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002, as amended. However, foreign private issuers, including us, are exempt from certain corporate governance standards required under the Sarbanes-Oxley Act or the rules of the New York Stock Exchange. For a description of significant differences in corporate governance standards, see Item 16G. “Corporate Governance.” There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation (“KEPCO”) Act as the successor to Korea Electric Company. Our registered office is located at 411 Youngdong-daero, Gangnam-Gu, Seoul, Korea, and our telephone number is 82-2-3456-4264. Our website address is www.kepco.co.kr. Our agent in the United States is Korea Electric Power Corporation, New York Office, located at 16th Floor, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of December 31, 2008, the Government owned in aggregate 51.07% (including indirect holdings by Korea Development Bank, which is wholly-owned by the Government) of the outstanding shares of our common stock, and there has been no change in such percentage ownership to-date.

Under relevant laws of Korea, the Government is required to own, directly or through Korea Development Bank, at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Knowledge Economy, based on the Government’s ownership of our common stock and a proxy received from Korea Development Bank in consultation with the Ministry of Strategy and Finance.

We operate under the general supervision of the Ministry of Knowledge Economy. The Ministry of Knowledge Economy, in consultation with the Ministry of Strategy and Finance, is responsible for approving the electric power rates we charge after review by the Korean Electricity Commission. See Item 4. “Information on the Company—Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Knowledge Economy, the Ministry of Strategy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4. “Information on the Company—Business Overview—Regulation.” Our non-standing directors, which comprise the majority of our board of directors, must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by our director nomination committee, and our President must be appointed by the President of the Republic upon the motion of the Ministry of Knowledge Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6. “Directors, Senior Management and Employees—Board of Directors.”

BUSINESS OVERVIEW

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six consolidated generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2008, we and our generation subsidiaries owned approximately 87.6% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2008, we sold 385 billion kilowatt-hours of electricity. Of the 405 billion kilowatt-hours of electricity we purchased in 2008, 36.1% was generated by Korea Hydro & Nuclear Power Co., Ltd., our wholly-owned nuclear and hydroelectric power generation subsidiary. We also wholly own our five non-nuclear generation subsidiaries, Korea South-East Power Co., Ltd, or KOSEP, Korea Midland Power Co., Ltd., or KOMIPO, Korea Western Power Co., Ltd., or KOWEPO, Korea Southern Power Co., Ltd., or KOSPO, and Korea East-West Power Co., Ltd., or EWP , each of which is incorporated in Korea. We derive substantially all of our revenues and profit from Korea.

In 2008, we had consolidated operating revenues of (Won)31,560 billion (US$25,008 million) and consolidated net loss of (Won)2,914 billion (US$2,309 million). In 2007, we had consolidated operating revenues of (Won)29,137 billion and consolidated net income of (Won)1,467 billion. Our operating revenues increased primarily as a result of a 4.5% increase in kilowatt hours of electricity sold in 2008. The increase in electricity sold was primarily attributable to a 4.4% increase in kilowatt hours of electricity sold to the industrial sector, a 5.6% increase in kilowatt hours of electricity sold to the commercial sector and a 2.8% increase in kilowatt hours of electricity sold to the residential sector. See Item 5. “Operating and Financial Review and Prospects—Operating Results.

Demand for electricity in Korea grew at a compounded average rate of 5.6% per annum for the five years ended December 31, 2008 compared to real gross domestic product, GDP, which grew at a compounded growth rates of approximately 4.2% for the same period according to The Bank of Korea. The GDP growth rate was 2.2% for 2008 as compared to 5.1% in 2007. Demand for electricity in Korea increased by 4.5% from 2007 to 2008.

Historically, we have made substantial expenditures for the construction of generation plants and other facilities to meet increased demand for electric power. Subject to the Restructuring Plan as discussed in “—Restructuring of the Electricity Industry in Korea” below, we and our generation subsidiaries plan to continue to make substantial expenditures to expand and enhance our generation, transmission and distribution system in the future. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements.”

Prior to the corporate reorganization effected on April 2, 2001, which created six generation subsidiaries wholly owned by us, we were the principal electricity generation company in Korea. We continue to be the principal electricity transmission and distribution company in Korea, and we expect to remain so subject to the implementation of the Restructuring Plan.

We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us. As an entity formed to serve public policy goals of the Government, we seek to maintain an overall level of profitability which allows us to strengthen our equity base in order to support the growth in our business.

Our electricity rates are established by the Government pursuant to procedures that take into account, among others, our needs to recover the costs of operations, make capital investments and provide a fair return to our security holders, as well as the Government’s overall policy considerations, such as inflation. See Item 4. “Information on the Company—Business Overview—Sales and Customers—Electricity Rates.”

Recent Developments

Tariff Increase

In light of the rapid rise in fuel prices following the general rise in commodity prices (including oil) worldwide in the second half of 2007 and the first half of 2008 which seriously undermined our profitability, effective November 13, 2008, the Ministry of Knowledge Economy increased the industrial, commercial, educational and street lighting rates by 8.1%, 3.0%, 4.5% and 4.5%, respectively, while making no changes to the residential and agricultural rates. These rate changes are expected to result in an increase one-time by 4.5% in our overall average rate. In addition, apart from the tariff increase, in December 2008, the Government provided us with a subsidy in the amount of (Won)668 billion to compensate us, at least partly, for the sharp rise in fuel prices. We do not believe that such rate increase will be sufficient to fully offset the adverse impact from the rise in fuel costs on our business or results of operations. There is no assurance that the Government will further raise the tariff rates in the future to a level or in an amount sufficient to fully offset the adverse impact from the rise in fuel costs or at all. We are currently negotiating with the Government for further tariff increases, but cannot guarantee that the Government will agree to such increase at the level desired by us or at all.

The Fourth Basic Plan Relating to the Supply and Demand of Electricity in Korea

In December 2008, the Government announced the fourth Basic Plan relating to the future supply and demand of electricity. The fourth Basic Plan focuses on, among other things, (1) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, including in areas of demand management, target nuclear power generation, and a greater emphasis on renewable energy and (2) improving the accuracy of electricity supply forecast based primarily on expected fuel prices, generation efficiency and technological advances, in addition to the mandates under the previous third Basic Plan, including (3) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (4) equilibrating the supply and demand of electricity at the regional level through region-specific planning for capacity expansion, (5) setting high priority to environmental issues by proactively addressing some of the concerns identified under the Kyoto Protocol to the United Nations Framework Convention on Climate Change, and (6) improving the transparency and accountability in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the fourth Basic Plan, or any other plan subsequently adopted, will successfully achieve its intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users.

Internal Corporate Reorganization

Following two-year evaluations of our pre-existing organizational model and in response to the rapidly changing economic conditions in light of the global liquidity and economic crisis beginning in the second half of 2008, we effected in December 2008 internal corporate reorganization, the primary goal of which was to transform us into a more efficient and profit-oriented organization by aligning our business units along the lines of profit generation rather than cost control. As a result, based on positive customer feedback relating to the nine strategic units, we have expanded the concept of autonomous business units to apply sales offices as well as other branch offices and the electricity management division so that our business will be managed by 13 autonomous integrated regional business units, each of which is responsible for transmission, distribution and sales of electricity in a given region. We also plan to strengthen performance evaluation systems based on profit-oriented metrics and adopt a six-sigma approach to further foster quality control in our operations. See “—Restructuring of the Electricity Industry in Korea—Suspension of the Plan to Form and Privatize Distribution Subsidiaries.”

Audit Committee

In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. At an extraordinary general meeting of our shareholders held on December 8, 2008, we appointed three members of our board of directors, namely Kang, Seong-Chul, Kim, Sun-Jin and Kim, Jung-Kook, to the newly established audit committee. These members currently remain as members of our committee and all such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Financial Investment Services and Capital Markets Act and the New York Stock Exchange listing standards. For more information, see Item 6. “Directors, Senior Management and Employees—Audit Committee.”

Restructuring of the Electricity Industry in Korea

On January 21, 1999, the Ministry of Knowledge Economy published the Restructuring Plan. The overall objectives of the Restructuring Plan are to:

•	introduce competition and thereby increase efficiency in the Korean electricity industry,

•	ensure a long-term, inexpensive and stable electricity supply, and

•	promote consumer convenience through the expansion of consumer choice.

The KEPCO Act requires that the Government own at least 51% of our capital stock. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Knowledge Economy in consultation with the Ministry of Strategy and Finance. The Government currently has no plan to cease to own, directly or indirectly, at least 51% of our outstanding common stock.

The following is a description of the Restructuring Plan and the Government’s position relating to the Restructuring Plan as of the date of this report.

Phase I

During Phase I, which was the preparation stage for Phase II and ran from January 1999 to April 2001, we continued to be the principal electricity generator, with a few independent power producers supplying electricity to us under existing power purchase agreements. In February 2001, our board of directors approved a plan to split our non-nuclear and non-hydroelectric generating capacity into five separate wholly-owned generation subsidiaries, namely, KOMIPO, KOSEP, KOWEPO, KOSPO and EWP, each with its own management structure, assets and liabilities. Our hydroelectric and nuclear generating capacity was transferred into a separate wholly-owned generation subsidiary, KHNP. On March 16, 2001, our shareholders approved the plan to establish the generation subsidiaries in April 2001.

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

While our ownership percentage of the non-nuclear and non-hydroelectric generation subsidiaries will depend on the ultimate form of the Restructuring Plan approved by the Government, we plan to continue to retain 100% ownership of both KHNP and our transmission and distribution business.

Phase II

Phase II, which is the current phase, began in April 2001. For Phase II, the Government introduced a competitive or bidding pool system under which we purchase power from the generation subsidiaries and other companies for transmission and distribution to customers. Such competitive bidding pool system was established in April 2001 and is a cost-based system. For a further description of the pool system, see “—Power Purchase—Cost-based Pool System” below.

Pursuant to the Electricity Business Law, the Government established the Korea Power Exchange in April 2001 to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission in April 2001 to regulate the restructured Korean electricity industry and to ensure fair competition. As part of this process, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Knowledge Economy.

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

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the Ministry of Knowledge Economy released the basic privatization plan for five of our generation subsidiaries other than our nuclear and hydroelectric power generation subsidiary. Pursuant to this plan, we commenced the process for selling Korea South-East Power Co., Ltd., or KOSEP, in 2002. According to the original plan, this process was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base. In November 2003, KOSEP submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEP made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time. We intend to resume the stock listing process for KOSEP in due course, after taking into consideration the overall stock market conditions and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is limited to 30% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of sales, with a view to encouraging competition and assuring adequate electricity supply and debt service capability.

We believe the Government currently has no specific plans to resume the public offering of KOSEP or commence the same for any of our other generation subsidiaries in the near future, and neither we nor any of our generation subsidiaries were mentioned as targets of privatization as announced by the Government in August and October, 2008. However, we cannot assure that our generation subsidiaries will not become part of Government-led privatization initiatives in the future for reasons relating to a change in Government policy, economic and market conditions and/or other factors.

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In September 2003, the Tripartite Commission, which included, among others, representatives from the Government and the leading businesses and labor unions in Korea, established the Joint Study Group on Reforming Electricity Distribution Network to propose a methodology of introducing competition for the distribution of electricity. In June 2004, based on a report published by this Joint Study Group, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize new distribution subsidiaries, and in lieu thereof, creating independent business divisions within us, namely, the “strategic business units,” as a way of improving operational efficiency and internal competition among the business divisions. This resolution was adopted by the Ministry of Knowledge Economy in June 2004, and we subsequently commissioned a third-party consultant to conduct a study on implementing plans related to the creation of the strategic business units and solicited comments on the study from various parties, including labor unions and the Government. Based on this study and the related comments, in September 2006, we established nine strategic business units with a separate management structure having limited autonomy, separate financial accounting, and performance evaluation criteria

Following two-year evaluations of this organization model and in response to the rapidly changing economic conditions in light of the global liquidity and economic crisis beginning in the second half of 2008, in December 2008, we effected internal corporate reorganization, the primary goal of which was to transform us into a more efficient and profit-oriented organization by aligning our business units along the lines of profit generation rather than cost control. As a result, based on positive customer feedback relating to the nine strategic units, we have expanded the concept of autonomous business units to apply to sales offices as well as other branch offices and the electricity management division so that our businesses will be managed by 13 autonomous integrated regional business units, each of which is responsible for transmission, distribution and sales of electricity in a given region. We also plan to strengthen performance evaluation systems based on profit-oriented metrics and adopt a six-sigma approach to further foster quality control in our operations.

Other than as set forth herein, we are currently unaware of any Government initiative to restructure the electricity industry in Korea, including with respect to creating new distribution subsidiaries.

Power Purchase

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 288 as of December 31, 2008. We distribute electricity purchased through the Korea Power Exchange to the end users.

We have certain relationships with the Korea Power Exchange as follows: (i) we and our six generation subsidiaries are member corporations of the Korea Power Exchange and collectively own 100% of its share capital; (ii) three of the 10 members of the board of directors of the Korea Power Exchange are currently our or our subsidiaries’ employees; and (iii) one of our employees is currently a member in three of the key committees of the Korea Power Exchange that are responsible for evaluating the costs of producing electricity, making rules for the Korea Power Exchange and gathering and disclosing information relating to the Korean electricity market. Notwithstanding the foregoing relationships, however, we have neither control nor significant influence over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Knowledge Economy, and are subject to a host of laws and regulations, including, among others, the Electricity Business Act and the Public Agencies Management Act, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Knowledge Economy, employees of the Korea Power Exchange, businesspersons and/or scholars) and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling on April 12, 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

The price of electricity in the Korean electricity market is determined principally based on the cost of generating electricity using a system known as the “cost-based pool” system. Under the cost-based pool system, the price of electricity has two principal components, namely the marginal price (representing in principle the variable cost of generating electricity) and the capacity price (representing in principle the fixed cost of generating electricity).

Marginal price

The primary purpose of the marginal price is to compensate the generation companies for fuel costs, which represents the principal component of the variable costs of generating electricity. The concept of marginal price under the cost-based pool system has undergone several changes in recent years in large part due to the sharp fluctuations in fuel prices. For example, prior to December 31, 2006, the marginal price operated on a two-tiered structure, namely, a “base load” marginal price applicable to electricity generated from nuclear fuels and coals, which tend to be less expensive per unit of electricity generated from liquefied natural gas, oil and hydroelectric power to which a “non-base load” marginal price applied. The base load marginal price and the non-base marginal price were generally set at levels so that electricity generated from cheaper fuels could be utilized first while ensuring a relatively fair rate of return to all generation units. However, when the price of coal rose sharply beginning in the second half of 2006, the pre-existing base load marginal price was abolished and a market cap by the name of “regulated market price” was introduced in its stead for electricity generated from base load fuels, with the regulated market price being set at a level higher than the pre-existing base load marginal price in order to compensate the generation subsidies for the rapid rise in the price of coal. However, when the price of coal continued to rise sharply above the level originally assumed in setting the regulated market price, this had the effect of undercutting our profit margin as the purchaser of electricity from our generation subsidiaries, although the generation subsidiaries were able to maintain a better margin under the regulated market price regime than under the pre-existing base load marginal price regime. Accordingly, on May 1, 2008, the regulated market price regime was abolished, and the current system of “system marginal price” was introduced in order to set the marginal price in a more flexible way by using the concept of an “adjustment coefficient” tailored to each fuel type.

Under the system marginal price regime currently in effect, the marginal price of electricity at which our generation subsidiaries sell electricity to us is determined using the following formula:

Variable cost + [System marginal price – Variable cost] * Adjusted coefficient

The system marginal price represents, in effect, the marginal price of electricity at a given hour at which the projected demand for electricity and the projected supply of electricity for such hour intersect, as determined by the merit order system, which is a system used by the Korea Power Exchange to allocate which generation units will supply electricity for such hour and at what price. To elaborate, the projected demand for electricity for a given hour is determined by the Korea Power Exchange based on forecast one day prior to trading, and such forecast takes into account, among others, historical statistics relating to demand for electricity nationwide by day and by hour, including seasonality and peak-hour versus non-peak hour demand analysis. The projected supply of electricity at a given hour is determined as the aggregate of the available capacity of all generation units that have submitted bids to supply electricity for such hour; such bids are submitted to the Korea Power Exchange one day prior to trading.

Under the merit order system, the generation unit with the lowest variable cost of producing electricity among all the generation units that have submitted a bid for a given hour is first awarded a purchase order for electricity up to the available capacity of such unit as indicated in its bid. The generation unit with the next lowest variable cost is then awarded a purchase order up to its available capacity, and so forth, until the projected demand for electricity for such hour is met. We refer to the variable cost of the generation unit that is the last to receive the purchase order for such hour as the system marginal price, which also represents the most expensive price at which electricity can be supplied at a given hour given the demand and supply for such hour. Generation units whose variable costs exceed the system marginal price for a given hour do not receive purchase orders to supply electricity for such hour. The variable cost of each generation unit is determined by the Cost Evaluation Committee on a monthly basis based on the evaluation of the average unit production cost of generating electricity at such unit during two months prior to such evaluation. The final allocation of electricity supply, however, is further adjusted on the basis of other factors, including the proximity of a generation unit to the geographical area to which power is being supplied, network and fuel constraints and the amount of power loss.

The purpose of the merit order system is to encourage the generating companies to reduce the production costs of generating electricity by making the production process more efficient, sourcing fuels from most cost-effective sources or through other cost savings programs. The additional adjustment mechanism is designed to improve the overall cost-efficiency in the distribution and transmission of electricity to the end-users by adjusting for the distribution and transmission losses.

Under the merit order system, the electricity purchase allocation, the system marginal price and the final allocation adjustment are automatically determined based on an objective formula. The adjusted coefficient, the capacity price and the variable costs are determined in advance of trading by the Cost Evaluation Committee. Accordingly, a supplier of electricity cannot exercise control over the merit order system or its operations to such supplier’s strategic advantage.

The adjusted coefficient applies uniformly to all generation units that use the same type of fuel, and is generally higher for generation units that use fuel types that inherently entail higher construction and maintenance costs, such as nuclear plants. The adjusted coefficient is determined by the Cost Evaluation Committee in principle on an annual basis, although in cases of significant volatility in terms of external factors such as fuel costs and electricity tariff rates, the adjusted coefficient can be adjusted on a quarterly basis.

Capacity Price

In addition to the variable cost of generating electricity, our generation subsidiaries receive payment in the form of capacity price, the purpose of which is to compensate them for the costs of constructing generation facilities and to provide incentives for new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading. From time to time, the capacity price is adjusted in ways to soften the impact of changes in the marginal pricing over the years on the expected rate of return for our generational subsidiaries. Currently, the capacity price is (Won)7.70/kWh and since January 1, 2009 has applied equally to all generation units, regardless of fuel types used.

Effective as of January 1, 2007, a regionally differentiated capacity price system was introduced by setting a standard capacity reserve ratio in the range of 12% to 20% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve ratio is the ratio of peak demand to the total available capacity. Under this system, generation units in a region that do not meet the standard capacity reserve ratio (which indicates that in such region available capacity is not sufficient to meet demand for electricity) receive increased capacity price. On the other hand, generation units in a region that exceeds the standard capacity reserve ratio (which indicates that in such region available capacity exceeds demand for electricity) receive reduced capacity price. Other than such potential regional variation, the capacity price applies uniformly to all generation units regardless of fuel types used.

In connection with the currently suspended plan to form and privatize the distribution subsidiaries (see “—Restructuring of the Electricity Industry in Korea—Suspension of the Plan to Form and Privatize Distribution Subsidiaries”), there was a discussion of replacing the current cost-based pool system with a more market-oriented system known as a two-way bidding pool system based on bidding by a pool of generating companies on the supply side and a pool of retail distributors (rather than us as the distributor of substantially all of electricity in Korea) on the demand side. However, we believe that due to the indefinite suspension of the restructuring plan, the two-way bidding pool system is unlikely to be adopted in the near future absent any unexpected change in government policy.

Power Trading Results

The power trading results for our generation subsidiaries for the year ended December 31, 2008 through the Korea Power Exchange are as follows:

	For the Year Ended December 31, 2008
	Items	Volume (Gigawatt hours)	Percentage of Total Volume	Sales to KEPCO (in billions of Won)	Percentage of Total Sales	Unit Price (Won/kWh)
Generation Companies	KHNP	145,531	37.1	5,808	21.6	39.9
	KOSEP	48,799	12.4	3,104	11.5	63.6
	KOMIPO	41,067	10.5	3,606	13.4	87.8
	KOWEPO	45,266	11.5	3,687	13.7	81.4
	KOSPO	48,767	12.4	4,649	17.3	95.3
	EWP	48,282	12.3	3,886	14.5	80.5
	Others(1)	14,717	3.8	2,140	8.0	145.4

	Total	392,431	100.0	26,880	100.0	68.5

Energy Sources	Nuclear	144,255	36.8	5,642	21.0	39.1
	Bituminous coal	160,404	40.9	8,219	30.6	51.2
	Anthracite coal	6,326	1.6	744	2.8	117.6
	Oil	8,941	2.3	1,717	6.4	192.1
	LNG	4,534	1.2	743	2.8	163.9
	Combined-cycle	60,984	15.5	8,690	32.3	142.5
	Hydro	3,008	0.8	404	1.5	134.4
	Pumped-storage	2,480	0.6	527	2.0	212.4
	Others	1,499	0.4	194	0.7	129.7

	Total	392,431	100.0	26,880	100.0	68.5

Load	Base load	309,717	78.9	14,447	53.8	46.7
	Non-base load	82,714	21.1	12,432	46.2	150.3

	Total	392,431	100.0	26,919	100.0	68.5

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading.

Power Purchased from Independent Power Producers

In 2008, we purchased an aggregate of 12,389 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These purchase were made outside of the cost-based pool system of power trading. These independent power producers had an aggregate capacity of 3,835 megawatts as of December 31, 2008.

Power Generation

The electricity generating systems of our generation subsidiaries as of December 31, 2008 consisted of a total of 444 generation units, including nuclear, thermal, hydro and internal combustion units, which had an aggregate installed generating capacity of 63,529 megawatts as of December 31, 2008. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined-cycle units. Combined-cycle units consist of either LNG-fired combined-cycle units or oil-fired combined-cycle units. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2008 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	93.4
Thermal:
Coal	49	23,705	88.8
Oil	19	4,489	20.2
LNG	6	1,538	11.2

Total thermal	74	29,732	72.9
Internal combustion	176	307	30.9
Combined-cycle	90	11,288	56.4
Hydro	57	4,450	9.8
Wind	12	24	24.4
Solar	13	11	13.5
Fuel cell	2	0.6	50.3

Total	444	63,529	71.5

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generation units at installed capacity expressed as a percentage.

The useful life of a unit, assuming no substantial renovation, is approximately as follows: nuclear and thermal, over 40 and 30 years, respectively; internal combustion, over 25 years; and hydroelectric, over 55 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We attempt to achieve efficient use of generating resources and diversification of generating capacity by fuel type. In the past, we relied principally upon oil-fired thermal generation units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generation units. While nuclear units are more expensive to construct than non-nuclear units of comparable capacity, nuclear fuel is less expensive than fossil fuels in terms of electricity output per unit cost. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electrical energy, we seek to maintain nuclear power production capacity at approximately the level at which demand for electricity is continuously stable. For production during those times when actual demand exceeds the level of continuous demand, we rely on units fired by fossil fuels and hydroelectric units, which can be started and shut down more quickly and efficiently than nuclear units. Bituminous coal is currently the cheapest thermal fuel per kilowatt-hour of electricity produced, and therefore we seek to maximize the use of bituminous coal for generation needs in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid start-ups and shutdowns, and therefore we use such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per cost.

Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to continue to add additional thermal and internal combustion units. Such units are generally completed more quickly than new nuclear units.

The table below sets forth for each of the five years ended December 31, 2008 the amount of electricity generated by facilities linked to our grid system and the amount of power used or lost in connection with transmission and distribution.

	2004	2005	2006	2007	2008	% of 2008 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by generation subsidiaries:
Nuclear	130,715	146,779	148,749	142,937	150,958	35.8
Thermal:
Coal	128,547	134,892	140,346	155,684	174,156	41.2
Oil	16,084	15,529	14,307	15,703	7,981	1.9
LNG	733	786	1,258	2,028	1,518	0.4

Total thermal	145,364	151,207	155,911	173,415	183,655	43.5
Internal combustion	407	575	677	579	503	0.1
Combined-cycle	47,652	48,311	54,174	60,465	55,909	13.2

Hydro	3,042	2,867	2,914	2,779	3,836	0.9

Wind	11	19	21	21	53	—

Solar and fuel cells	—	—	1	5	15	—
Total generation	327,191	349,758	362,447	380,201	394,929	93.5
Electricity purchased from others:
Thermal	12,137	12,559	16,429	20,660	25,699	6.1
Hydro	2,820	2,322	2,305	2,263	1,727	0.4

Total purchased	14,957	14,881	18,734	22,923	27,426	6.5
Gross generation	342,148	364,639	381,181	403,124	422,355	100.0
Auxiliary use(2)	15,268	16,452	15,812	16,613	17,374	4.1
Pumped-storage(3)	1,994	1,980	2,315	1,817	3,243	0.8

Total net generation(4)	324,886	346,207	363,054	384,694	401,726	95.1

Transmission and distribution losses(5)	14,490	15,615	14,587	15,345	16,106	4.0

Notes:

(1)	Unless otherwise indicated, the percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped-storage represents electricity consumed during low demand periods in order to store water which will be utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation subtracted by auxiliary and pumped-storage use.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of each period (including units generating electricity primarily for sale to us) and peak and average loads in each of the five years ended December 31, 2008.

	2004	2005	2006	2007	2008
	(Megawatts)
Total capacity	59,961	62,258	65,514	68,268	72,491
Peak load	51,264	54,631	58,994	62,285	62,794
Average load	39,058	41,625	43,514	46,019	48,082

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operations. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to Korea Hydro & Nuclear Power Co., Ltd, or KHNP.

Currently, KHNP owns and operates 20 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin as well as 27 hydroelectric generation units and 2 solar generation units and 1 wind generation unit.

The table below sets forth as of and for the year ended December 31, 2008 the number of units, installed capacity and the average capacity factor for the three types of generating facilities.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	93.4
Hydroelectric	27	537	27.5
Wind	1	1	6.7
Solar	2	3	15.3

Total	50	18,257

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the period divided by the total number of kilowatt hours that would have been generated assuming continuous operation of generation units at installed capacity expressed as a percentage.

We are currently building six additional nuclear generation units, four with a 1,000-megawatt capacity and two with a 1,400 megawatt capacity at the Shin-Kori and Shin-Wolsong sites, respectively. We expect to complete these units between 2010 and 2014. In addition, we plan to build two additional nuclear units, each with a 1,400 megawatt capacity, at the Shin-Ulchin site.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2008.

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

The table below sets forth certain information for 2008 with respect to each nuclear generation unit of KHNP. In 2008, the average fuel cost was (Won)4.12 per kilowatt hour.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	91.9	4.23
Kori-2	88.3	4.55
Kori-3	88.7	4.33
Kori-4	97.4	4.01
Wolsong-1	93.0	5.39
Wolsong-2	92.2	4.99
Wolsong-3	93.0	5.31
Wolsong-4	94.5	5.50
Yonggwang-1	101.0	3.89
Yonggwang-2	90.1	4.17
Yonggwang-3	90.3	3.95
Yonggwang-4	91.7	4.01
Yonggwang-5	90.1	3.81
Yonggwang-6	91.0	3.84
Ulchin-1	98.9	3.76
Ulchin-2	88.2	3.84
Ulchin-3	92.0	3.75
Ulchin-4	100.6	3.31
Ulchin-5	100.3	3.71
Ulchin-6	92.9	3.75

Total nuclear	93.4	4.12

The average capacity factor of all of our nuclear units in aggregate has been maintained at 87.3% or more in each year since 1995.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. This operational strategy of extended cycle has been adopted for all of our pressurized light water reactor units since 1987 and will spread to newly commenced units. The duration of shutdown for routine fuel replacement and maintenance was 32 days on average in 2008.

KHNP’s nuclear units experienced an average of 0.35 unplanned shutdowns per unit in 2008. In the ordinary course of operations, KHNP’s nuclear units routinely experienced damage and wear and tear and were repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operations in 1978. See Item 3. “Key Information—Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.”

Hydroelectric

The table below sets forth as of and for the year ended December 31, 2008 certain information regarding each hydroelectric plant of KHNP.

Name (Number of Plants)	Classification	Year Built	Installed Capacity	Average Capacity Factor for the twelve months ended December 31, 2008
			(Megawatts)	(Percent)
Hwacheon	Dam waterway	1944	108	26.4
Chuncheon	Dam	1965	60	26.6
Euiam	Dam	1967	45	36.4
Cheongpyung	Dam	1943	79	35.4
Paldang	Dam	1973	120	34.8
Seomjingang	Basin deviation	1945	35	40.7
Boseonggang	Basin deviation	1937	4.5	38.0
Kwoesan	Dam	1957	3	25.6
Anheung	Dam waterway	1978	0.5	34.2
Kangreung	Basin deviation	1991	82	—

Total hydroelectric			537	27.5

Solar/Wind

The table below sets forth as of and for the year ended December 31, 2008 certain information regarding each solar and wind plant of KHNP.

Name (Number of Plants)	Classification	Year Built	Installed Capacity	Average Capacity Factor for the Year Ended December 31, 2008
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	3	15.3
Kori	Wind	2008	1	6.7

Total Solar and Wind			4	—

The Government-owned Korea Water Resources Corporation assumes full control of multi-purpose dams, while KHNP maintains the dams used for power generation. Existing hydroelectric power plants have exploited most of the water resources in the Republic available for commercially viable hydroelectric power generation. Consequently, we expect that no new major hydroelectric power plants will be built in the foreseeable future. Due to the ease of its start-up and shut-down mechanism, hydroelectric power generation is reserved for peak periods.

Korea South-East Power Co., Ltd.

As of December 31, 2008, Korea South-East Power Co., Ltd., or KOSEP, had a total installed capacity of 8,941 megawatts.

The table below sets forth as of and for the year ended December 31, 2008, for each fuel type, the weighted average age, installed capacity, average capacity factor and average fuel cost of the generation units of KOSEP based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	17	3,240	89.48	39.64
Yong Hung #1, 2	2	3,340	74.24	41.87
Anthracite:
Yongdong #1, 2	32	325	72.14	79.12
Oil-fired:
Yosu #1, 2	32	529	13.32	142.96

Total thermal	12	7,434	76.87	42.35

Combined-cycle and Internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	15	900	48.07	165.33
Pumped-storage:(1)
Muju #1, 2	14	600	7.32	99.29

Note:

(1)	During periods of low energy usage, the pumped-storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

Korea Midland Power Co., Ltd.

As of December 31, 2008, Korea Midland Power Co., Ltd., or KOMIPO, had a total installed capacity of 9,505 megawatts.

The table below sets forth as of and for the year ended December 31, 2008, for each fuel type, the weighted average age, installed capacity, average capacity factor and average fuel cost of the generation units of KOMIPO based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	13.9	4,000	92.50	40.64
Anthracite:
Seocheon #1, 2	25.4	400	57.10	100.43
Oil-fired:
Jeju #1, 2, 3, 4, 5	15.5	255	53.03	165.53
LNG-fired:
Seoul #4, 5	38.7	388	26.29	213.01
Incheon #1, 2, 3, 4	33.3	1,150	6.17	178.13

Total thermal	21.5	6,193	48.65	55.98

Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	9.7	1,800	39.63	137.29
Incheon gas turbine #1, 2; steam turbine #1	3.5	504	79.03	131.33

Total	8.5	2,304	48.24	135.50

Wind-powered:
Yangyang #1, 2	2.6	3	18.21	4.57
Pumped-storage:
Yangyang #1, 2, 3, 4	2.6	1,000	7.82	94.31
Hydroelectric:
Yangyang	3.4	1.4	31.13	0.52

Korea Western Power Co., Ltd.

As of December 31, 2008, Korea Western Power Co., Ltd., or KOWEPO, had a total installed capacity of 8,885 megawatts.

The table below sets forth as of and for the year ended December 31, 2008 for each fuel type, the weighted average age, installed capacity, average capacity factor and average fuel costs of the generation units of KOWEPO based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	8.4	4,000	93.5	38.00
Oil-fired:
Pyeongtaek #1, 2, 3, 4	27.1	1,400	15.7	141.97

Total thermal	13.2	5,400	73.3	43.83

Combined-cycle:
Pyeongtaek combined-cycle	15.8	480	21.7	153.70
West Incheon combined-cycle	16.5	1,800	65.9	134.65

Total combined-cycle	16.4	2,280	56.6	136.18

Pumped-storage:
Samryangjin #1, #2	23.1	600	6.8	90.68
Cheongsong #1, #2	2.1	600	9.2	92.98

Total Pumped-storage	12.6	1,200	8.0	92.00

Small Hydro:
Taean site	1.3	2.2	20.3	N/A

Total Hydro	12.6	1,202.2	8.0	92.00

Photovoltaic power generation:
Taean site	3.4	0.12	12.4	N/A
Samryangjin site	1.1	3	14.8	N/A

Total Photovoltaic	1.2	3.12	14.7	N/A

Total	13.9	8,885.32	60.2	67.60

Korea Southern Power Co., Ltd.

As of December 31, 2008, Korea Southern Power Co., Ltd., or KOSPO, had a total installed capacity of 8,267 megawatts.

The table below sets forth as of and for the year ended December 31, 2008 for each fuel type, the weighted average age, installed capacity, average capacity factor and average fuel cost of the generation units of KOSPO based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7	9	3,500	99.85	37
Oil-fired:
Youngnam #1, 2	38	400	12.51	170
Nam Jeju #1, 2, 3, 4	3	200	67.25	175

Total thermal	16	4,100	88.47	45

Shin Incheon combined-cycle #9, 10, 11, 12	12	1,800	81.18	135
Busan combined-cycle #1, 2, 3, 4	6	1,800	72.86	129
Hallim combined-cycle	12	105	2.60	270
Nam Jeju internal combustion	18	40	27.96	145

Total combined-cycle and internal combustion	12	3,745	74.18	132

Cheongpyeong Pumped-storage	30	400	3.13	56
Hankyung Wind	4	21	26.09	8
Solar	1	1	13.42	N/A

Korea East-West Power Co., Ltd.

As of December 31, 2008, Korea East-West Power, Co., Ltd., or EWP, had a total installed capacity of 9,501 megawatts.

The table below sets forth as of and for the year ended December 31, 2008, for each fuel type, the weighted average age, installed capacity, average capacity factor and average fuel cost of the thermal units of EWP based upon the net amount of electricity generated.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6,7,8	5.6	4,000	92.20	38.59
Honam #1, 2	35.8	500	84.40	57.83
Anthracite:
Donghae #1, 2	9.8	400	81.50	45.20
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	32.8	1,800	19.60	144.32

Total thermal	21.0	6,700	71.48	48.39

Combined-cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	12.5	1,200	42.88	134.53
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	15.0	900	44.85	174.81

Total combined-cycle and internal combustion	7.3	2,100	43.72	154.67

Pumped-storage:
Sancheong #1, 2	11.6	700	7.60	85.55

The high average age of the oil-fired thermal units owned by our generation subsidiaries is attributable to our historic reliance on oil-fired thermal units as our primary means of electricity generation until mid-1970s. Since then, we have diversified our fuel sources and constructed fewer oil-fired thermal units than units of other fuel types.

Power Plant Remodeling and Recommissioning

Our generation subsidiaries supplement power generation capacity through remodeling or recommissioning of thermal units. The recommissioning includes installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

Power Plant Recommissioning

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1~8	4,000MW (500MW×8)	FGD(1): 1998 to 2007 SCR(2): 2005 to 2007 EP(3): 1995 to 2007 LNCS(4):1995 to 2007	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350×4)	FGD(1): 2005 SCR(2): 2006 to 2007 EP(3): 1992	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (gas turbines 150 MW ×8) (steam turbines 75 MW ×8)	LNCS(4): 1992 Gas turbine upgrade (2003 to 2006)	Anti-pollution Efficiency improvement	KOWEPO
Honam #1	250MW	2010	10 years	EWP
Honam #2	250MW	2010	10 years	EWP
Boryeong #3-6	2,000 MW (500×4)	FGD(1): 1996 to 1999 SCR(2): 2006 to 2007 LNCS(4): 1993 to 1994 EP(3): 1984 to 1993	Anti-pollution	KOMIPO
Incheon #1-4	1,150 MW (250×2,) (325×2)	SCR(2): 2002 to 2005 LNCS(3): 2002 to 2005	Anti-pollution	KOMIPO
Seoul #4,5	287.5MW (137.5×1) (250×1)	SCR(2): 2001 to 2002	Anti-pollution	KOMIPO
Seocheon #1,2	400MW (200×2)	FGD(1): 1998 LNCS(4): 2004 to 2005 EP(3): 1982 to 1983	Anti-pollution	KOMIPO
Incheon #1,2	500MW (250×2)	1996(#1) 2002(#2)	10 years	KOMIPO
Yosu #2	335MW	2011	30 years	KOSEP
Hadong #1~7	3,500MW (500MW× 7)	FGD(1) : 1998 to 2008 EP(3) : 1997 to 2008 LNCS(3) :1997 to 2008 SCR(2): 2006 to 2008	Anti-pollution	KOSPO
Shin-Incheon CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4): 1996	Anti-pollution	KOSPO

Power Plant	Capacity	Completed (Year)	Extension	Company
Busan CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4) : 2003 to 2004	Anti-pollution	KOSPO
Youngnam #1~2	200MW (100MW × 2)	FGD(1): 1999 SCR(2): 2002 EP(3): 1988 to 1990 LNCS(4): 2002-	Anti-pollution	KOSPO
Namjeju T/P #3~4	100MW (100×2)	FGD(1): 2006 to 2007 SCR(2): 2006 to 2007 EP(3): 2006 to 2007	Anti-pollution	KOSPO
Namjeju D/P #1~4	40MW (10×4)	SCR(2): 1999 to 2000 EP(3): 1990 to 1991	Anti-pollution	KOSPO

Notes:

(1)	FGD means a flue gas desulphurization system.
(2)	SCR means a selective catalytic reduction system.
(3)	EP means an electrostatic precipitation system.
(4)	LNCS means a low nitrodioxide (NO2) combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there were 16 electricity suppliers that are licensed to distribute electricity in 20 districts of Korea as of April 30, 2009. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge and Economy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. As of April 30, 2009, six districts were using this system, and 14 other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in the 20 districts amounted to approximately 1% of the generation capacity of our generation subsidiaries as of April 30, 2009. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to obtain electricity supply through the Community Energy System, but 11 of such districts have reportedly abandoned plans to adopt the Community Energy System and four more districts are reportedly considering abandoning such plans, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost.

As of December 31, 2008, our transmission system consisted of approximately 29,929 circuit kilometers of lines of 765 kilovolts and others including high voltage direct current lines, and we had 693 substations with an aggregate installed transformer capacity of 237,300 megavolt-amperes.

Our distribution system consists of 96,866 megavolt-amperes of transformer capacity and approximately eight million units of support with a total line length of 410,015 circuit kilometers.

In recent years, we have made substantial investments in our transmission and distribution systems to increase capacity and improve efficiency. Our current projects include increasing capability of the existing lines. Our transmission and distribution loss was 4.01% in 2008. In light of the increased damage to large-scale transmission and distribution facilities due to the global warming, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to make investments in upgrading our evaluation technologies, automation of electricity transmission and development of new transmission technologies.

As we anticipate making substantial additions to our generating capacity in the near term, we will need to make significant investments in expanding our transmission and distribution facilities. We will need to make additional capital expenditures to improve existing facilities, strengthen our nationwide power grids and increase the proportion of underground distribution lines.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

Fuels

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 41.0%, 37.6%, and 38.3% of our fuel requirements for electricity generation in 2006, 2007 and 2008, respectively.

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and such supplies are supplemented with fuels purchased in spot markets.

In 2008, KHNP purchased 100%, or 2,499 tons, of its uranium concentrate requirement under long-term supply contracts with suppliers in Australia, Canada, Kazakhstan, France and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. Non-Korean suppliers provide the conversion and enrichment of uranium concentrate, and Korean suppliers provide fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under long-term and medium-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 37.1%, 39.4% and 42.2% of our fuel requirements for electricity generation in 2006, 2007 and 2008, respectively, and anthracite coal accounted for 15.8%, 15.9% and 17.6% of our fuel requirements for electricity generation in 2006, 2007 and 2008, respectively.

In 2008, our generation subsidiaries purchased 64.2 million tons of bituminous coal, of which approximately 40.6%, 34.3%, 11.2%, 9.5% and 4.4% were imported from Indonesia, Australia, China, Russia and others, respectively. Approximately 82.6% of the bituminous coal requirements of our generation subsidiaries in 2008 were purchased under long-term contracts with the remaining 17.4% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts was approximately (Won)98,248 in 2008, compared to (Won)55,519 in 2007 and (Won)48,923 in 2006. In recent years, the price of bituminous coal has increased significantly. Due to such price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries may not be able to secure their respective bituminous coal supply at prices comparable to those of prior periods.

See Item 3. “Key Information—Risk Factors—Risks Relating to KEPCO—Increase in fuel prices will adversely affect our results of operations and profitability, and we may not be able to pass on the increased cost to consumers at a sufficient level or on a timely basis.”

In 2008, our generation subsidiaries purchased 2.7 million tons of anthracite coal. Our generation subsidiaries purchase our anthracite coal requirements in Korea under long-term contracts with Korea Coal Corporation, which is wholly-owned by the Government, and the Korea Coal Mines Cooperative. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was approximately (Won)121,416 in 2008, compared to (Won)97,833 in 2007 and (Won)91,895 in 2006.

Oil

Oil (including diesel for internal combustion) accounted for 4.1%, 4.3% and 2.2% of our fuel requirements for electricity generation in 2006, 2007 and 2008, respectively.

In 2008, our generation subsidiaries purchased approximately 12.6 million barrels of fuel oil (including gasoline for internal combustion), of which 85.9% was purchased through competitive open bidding among five Korean refiners for three-month terms of supply, and the remainder was purchased through international open bidding (including local refineries and traders) for individual cargoes. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was approximately (Won)98,243 in 2008, compared to (Won)62,480 in 2007 and (Won)56,840 in 2006.

LNG

LNG accounted for 15.3%, 16.4% and 14.6% of our fuel requirements for electricity generation in 2006, 2007 and 2008, respectively.

In 2008, we purchased approximately 7.7 million tons of LNG from Korea Gas Corporation, a Korean corporation of which we own 24.5%. Under the terms of the LNG contract with Korea Gas Corporation, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Our generation subsidiaries are under a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity. The annual purchase price for LNG is determined by our negotiations with Korea Gas Corporation, subject to approval by the Ministry of Knowledge Economy. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Brunei, Qatar, Oman, Australia, Egypt and Nigeria and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under such contract was approximately (Won)953,667 in 2008, compared to (Won)598,028 in 2007 and (Won)590,033 in 2006. The LNG supply contract with Korea Gas Corporation has a term of 20 years and expires in December 2026. Under this contract, all of our five non-nuclear generation subsidiaries are jointly and severally liable for a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity in the amount of approximately 8.2 million tons. In addition, the annual minimum purchase quantity of LNG to be purchased from Korea Gas Corporation will exclude any amount of LNG purchased from a source other than Korea Gas Corporation. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years.

Hydroelectric

As of December 31, 2008, 7.0% of our total installed generating capacity was represented by plants generating hydroelectric power.

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped-storage enables us to increase the available supply of water for use during periods of peak demand.

Sales and Customers

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 5.6% per annum for the five years ended December 31, 2008. According to The Bank of Korea, the real gross domestic product, or GDP, compounded growth rate was approximately 4.2% for the same period. The GDP growth rate was 5.1% and 2.2% in 2007 and 2008, respectively. However, in light of the recent downturn in the Korean economy following the global liquidity crisis and the resulting slowdown in industrial activities, demand for electricity decreased by 2.3% to 100,271 gigawatt hours in the first quarter of 2009 compared to the first quarter of 2008.

Following the Asian financial crisis in 1998, electricity demand contracted in Korea for several years, but resumed stable growth in the early 2000s with an annual growth rate between 5% and 8%. Demand for electricity increased by 5.7% from 2006 to 2007 and by 4.5% from 2007 to 2008. In 2008, demand for electricity grew faster than the GDP, which grew by 2.2% over the same period, primarily due to a slight increase in demand for electricity from the industrial sector related to good performance in the export sectors. Demand for electricity from the industrial sector grew by 6.5% in 2007 compared to 2006 and 4.4% in 2008 compared to 2007, and represented 52.9% and 52.8% of the total demand for electricity in 2007 and 2008, respectively. Demand for electricity from the commercial sector grew by 5.7% in 2007 compared to 2006 and 5.6% in 2008 compared to 2007, and represented 22.3% and 22.5% of the total demand for electricity in 2007 and 2008, respectively. For residential sector, electricity demand grew by 3.3% in 2007 compared to 2006 and 2.8% in 2008 compared to 2007, and represented 20.4% and 20.1% of the total demand for electricity in 2007 and 2008, respectively. We cannot assure you that demand for electricity will grow at an equal or faster rate than the GDP growth in the future.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2004	2005	2006	2007	2008
Growth in GDP (at 2005 constant prices)	4.6%	4.0%	5.2%	5.1%	2.2%
Growth in electricity consumption	6.3%	6.5%	4.9%	5.7%	4.5%

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

We do not use any marketing channels, including any special sales methods, to sell electricity to our customers, other than to install electricity meters on-site and take monthly readings of such meters, based upon which invoices are sent to our customers.

Demand by the Type of Usage

The table below sets forth the consumption of electric power by the type of usage (in gigawatt hours) for the periods indicated.

	2004	YoY growth (%)	2005	YoY growth (%)	2006	YoY growth (%)	2007	YoY growth (%)	2008	YoY growth (%)	% of Total 2008
Residential	65,490	4.9	69,555	6.2	72,730	4.6	75,148	3.3	77,269	2.8	20.1
Commercial	67,476	9.5	73,716	9.2	77,809	5.6	82,208	5.7	86,827	5.6	22.5
Educational	3,774	12.6	4,309	14.2	4,790	11.2	5,304	10.7	5,783	9.0	1.5
Industrial	166,223	5.3	174,945	5.2	183,067	4.6	194,936	6.5	203,475	4.4	52.8
Agricultural	6,766	10.1	7,318	8.2	7,636	4.3	8,215	7.6	8,869	8.0	2.3
Street lighting	2,367	7.7	2,570	8.6	2,687	4.6	2,794	4.0	2,847	1.9	0.7

Total	312,096	6.3	332,413	6.5	348,719	4.9	368,605	5.7	385,070	4.5	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 62.6% in 1997 to 55.1% in 2008. Demand from the industrial sector increased by 4.5% to 212,344 gigawatt hours in 2008 from 2007.

Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The rapid expansion of the service sector of the Korean economy has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 5.6% to 86,827 gigawatt hours in 2008 from 2007.

In 2008, we provided electricity to 18 million households, which represent substantially all of the households in Korea. Continuing increase in demand from the residential sector is primarily due to population growth and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 2.8% to 77,269 gigawatt hours in 2008 from 2007.

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

	2004	2005	2006	2007	2008
Facility reserve ratio	15.3	13.0	9.8	7.9	12.0
Supply reserve ratio	12.2	11.3	10.5	7.2	9.1

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generating capacity through the addition of new generating facilities, we also implement several measures to curtail electricity consumption, especially during peak periods. The principal measure we take is to apply, for large-scale customers, time-of-use rate schedules, which are structured to the effect that higher tariffs are charged at the time of peak demand. We also apply a progressive rate structure for the residential use of electricity. We also provide other incentives to customers who curtail electricity consumption from public fund through demand-side management programs including demand adjustment program of advance notice and demand adjustment program of designated period for load reduction during summer peak hours. We have been leading to reduce not only energy consumption but also greenhouse gases by spreading out various high efficient devices such as energy efficient lightings. Furthermore, we replace lightings for low-income households for free as part of government’s energy welfare policy.

Electricity Rates

The Electricity Business Law and the Price Stabilization Act of 1975, as amended, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Knowledge Economy. The Ministry of Knowledge Economy then reviews these recommendations and, upon consultation with the Electricity Rates Expert Committee of the Ministry of Knowledge Economy and the Ministry of Strategy and Finance, makes the final decision. Under the Electricity Business Law, the Korea Electricity Commission must review our proposals prior to the Ministry of Knowledge Economy’s final decision.

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

Fair investment return is equal to the rate base multiplied by the rate of return. The rate base is equal to the sum of:

•	net utility plant in service (which is equal to utility plant minus accumulated depreciation minus revaluation reserve),

•	working capital for two months (equal to one-sixth of annual operating expenses other than depreciation expenses and any other non-cash expenses),

•	our equity interests in generation subsidiaries, and

•	the portion of construction-in-progress which is charged from our retained earnings.

The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval. There is no provision for prior period adjustments to compensate us.

For the purpose of determining the fair rate of return, the rate base is divided into two components proportionate to our total stockholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2008, the approved rate of return on the debt component of the rate base was 4.2% while the approved rate of return on the equity component of the rate was 6.1%. As a result of such approved rates of returns, the fair rate of return in 2008 was determined as 5.6%.

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

In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of rate approvals, principally as a result of declining fuel costs and a higher than expected growth in demand. As a result, the rates were reduced by an average of 6.5% per annum during the period from 1987 to 1990. However, primarily because of changes in fuel prices and the growth in capital investment, and in order to encourage conservation of electricity and secure internal cash for capital expenditures, the rates were increased by an average of 3.0% per annum during the period from 1991 to 1995. During the period from 1996 to 2000, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, rates were increased by an average of 4.3% per annum, and during the period 1997 through 2000, our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals. During the period 2004 to 2008, rates were increased by an average of 1.6% per annum to compensate for high fuel costs and facility investment costs, and our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals. On November 13, 2008, the rate was increased by 4.5%. We currently expect this rate increase will raise our actual rate of return on invested capital by approximately 1.8%.

The Ministry of Knowledge Economy adjusts the rate schedule from time to time. For example, on January 15, 2007, the Ministry of Knowledge Economy increased each of the industrial rates and street-lighting rates by 4.2%, while making no changes to the other rates, which resulted in an increase by 2.1% in our overall average rate. In addition, on January 1, 2008, as part of a plan to improve the electricity tariff structure, the Ministry of Knowledge Economy approved a raise of the average industrial rates and average night power usage rates by 1.0% and 18.0%, respectively, while reducing the average commercial rates by 3.0%, which had no material effect on our overall average rate. Furthermore, in light of the rapid rise in fuel prices following the general rise in commodity prices (including oil) worldwide from the second half of 2007 and the first half of 2008 which seriously undermined our profitability, effective November 13, 2008, the Ministry of Knowledge Economy approved a raise of the industrial, commercial, educational and street lighting rates by 8.1%, 3.0%, 4.5% and 4.5%, while making no changes to the residential and agricultural rates, which is expected to result in an increase by 4.5% in our overall average rate. There is no assurance, however, that such rate increase will be sufficient to fully offset the adverse impact from the rise in fuel costs on our business or results of operations.

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

Our current rate schedule, which became effective as of November 13, 2008, is summarized below by the type of consumer:

Industrial. The basic charge varies from (Won)4,100 per kilowatt to (Won)6,180 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from (Won)34.7 per kilowatt hour to (Won)140.5 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Commercial. The basic charge varies from (Won)5,160 per kilowatt to (Won)6,510 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from (Won)39.3 per kilowatt hour to (Won)155.6 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Residential. Residential rates include a basic charge ranging from (Won)370 for electricity usage of less than 100 kilowatt hours to (Won)11,750 for electricity usage in excess of 500 kilowatt hours. Residential rates also include an energy usage charge ranging from (Won)52.4 to (Won)643.9 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

Educational. The basic charge varies from (Won)4,280 per kilowatt to (Won)5,200 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from (Won)45.1 per kilowatt hour to (Won)76.3 per kilowatt hour depending on the voltage used, the season and the rate option.

Agricultural. The basic charge varies from (Won)340 per kilowatt to (Won)1,070 per kilowatt depending on the type of usage. The energy usage charge varies from (Won)20.6 per kilowatt-hour to (Won)36.4 per kilowatt hour depending on the type of usage.

Street-lighting. The basic charge is (Won)4,210 per kilowatt and the energy usage charge is (Won)57.8 per kilowatt hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, the fixed rate of (Won)25.2per watt applies, with the minimum charge per month of (Won)820.

In April 2001, as part of implementing the Restructuring Plan, the Ministry of Knowledge Economy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. Since the establishment of this fund in April 2001, 4.591% of the tariff we collected from our customers was transferred to this fund prior to our recognizing sales revenue. This percentage was reduced to 3.700% on December 28, 2005.

Power Development Strategy

The Government typically announces a Long-Term Electricity Supply and Demand Basic Plan, or a Basic Plan, every two years to reflect demand growth projections, availability and cost of financing, changes in prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors.

In December 2008, the Government announced the fourth Basic Plan relating to the future supply and demand of electricity. The fourth Basic Plan focuses on, among other things, (1) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, including in areas of demand management, target nuclear power generation, and a greater emphasis on renewable energy and (2) improving the accuracy of electricity supply forecast based primarily on expected fuel prices, generation efficiency and technological advances, in addition to the mandates under the previous third Basic Plan, including (3) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (4) equilibrating the supply and demand of electricity at the regional level through region-specific planning for capacity expansion, (5) setting high priority to environmental issues by proactively addressing some of the concerns identified under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, and (6) improving the transparency and accountability in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the fourth Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users.

Capital Investment Program

The table below sets forth, for each of the three years ended December 31, 2008, the amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities:

2006	2007		2008
(In billions of Won)
(Won)7,469	(Won)	8,545	(Won)	8,925

In accordance with the fourth Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 27,620 megawatts during the period from 2009 to 2022 by newly constructing 12 nuclear units, 7 coal-fired units, 8 LNG-combined units, and two pumped-storage hydroelectric units and others. According to the fourth Basic Plan, the total capacity of all generating facilities at the end of 2022 will be 100,891 megawatts, of which nuclear power plants will account for 32.6% of the total capacity, coal-fired plants 29.2%, LNG combined plants 22.9%, oil-fired plants 3.6% and hydroelectric and other plants 11.8%.

The table below sets forth the currently estimated date of completion and installed capacity of new or expanded generation units to be completed by our generation subsidiaries according to the fourth Basic Plan in each year through the year 2012.

Year	Number of Units	Type of Units	Total Installed Capacity
(Megawatts)
2009	1 1	Coal-fired LNG-combined	500 509
2010	1 2	Nuclear power LNG-combined	1,000 1,571
2011	1 2 1	LNG-combined Pumped-storage hydroelectric Nuclear power	900 800 1,000
2012	3 1	LNG-combined Nuclear power	1,700 1,000

In the years between 2013 and 2022, our generation subsidiaries plan to complete nine nuclear units with an aggregate installed capacity of 12,200 megawatts, six coal-fired units with an aggregate installed capacity of 5,740 megawatts, and one LNG-combined unit with an aggregate installed capacity of 700 megawatts.

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

The table below sets forth, for the years from 2009 to 2012, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities pursuant to our generation subsidiaries’ and our capital investment program. The budgeted amounts may vary from the actual amounts of our generation subsidiaries’ capital expenditures for a variety of reasons, including, among others, the implementation of the Restructuring Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2009	2010	2011	2012	Total
	(in billions of Korean won)
Generation:
Nuclear	5,235	6,281	5,406	5,593	22,515
Thermal	2,563	3,006	3,150	3,878	12,597

Sub-total	7,798	9,287	8,556	9,471	35,112

Transmission and Distribution:
Transmission	2,300	2,564	1,925	2,217	9,006
Distribution	2,097	2,170	2,748	2,962	9,977
Others	324	474	583	665	2,046

Sub-total	4,721	5,208	5,256	5,844	21,029

Total	12,519	14,495	13,812	15,315	56,141

We have been financing, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions in the aggregate amount of (Won)725 billion, the full amount of which was available as of December 31, 2008. In addition, in September 2008, we have established a global medium-term notes program up to an aggregate amount of US$1 billion, which may be drawn down wholly or in part, depending on the market conditions. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.”

Environmental Programs

The Environmental Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this report as the Environmental Acts, are the major laws of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change and development of renewable energy sources, we formed the Committee on Climate Change and the Committee on Renewable Energy in 2005.

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

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2008.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	10	7	8	7	11
Selective Non-Catalytic Reduction System	—	—	—	—	2
Selective Catalytic Reduction System	6	11	8	7	11
Electrostatic Precipitation System	12	12	8	7	18
Low NO2 Combustion System	6	18	8	7	10

Total	34	48	32	28	52

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries. In 2008, the amount of CO2 emissions decreased by 5% compared to 2007, principally due to the increased use of more environmentally friendly advanced generation technology and a relative increase in the capacity of hydro and nuclear generation, which increased by 10.3% and 5.6%, respectively, from December 31, 2007 to December 31, 2008. We expect that CO2 emissions will increase in 2009 and 2010 as additional coal thermal power stations are constructed during these years until 2010 but will decrease thereafter, principally due to increased use of nuclear power and renewable energy.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2006	186	315	9	423
2007	187	300	9	443
2008	167	288	9	423

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environmentally friendly measures to foster community goodwill. For instance, in October 2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2015. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for instance, by using more environmentally friendly technology and hardware. In addition, we also undertake measures to minimize the transmission and distribution loss factor by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries have obtained the ISO 14001 certification which is an environmental management system widely adopted internationally and have made it a high priority to make our electricity generation and distribution more environmentally friendly.

Our environmental measures, including the use of environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for the installation of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation and operation of such equipment and related liquidity requirement will depend upon a variety of factors which may be beyond our control. There is no assurance that we will continue to be in material compliance with legal or social standards or requirements in the future in relation to the environment.

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

The following table sets forth the generating capacity and generation volume in 2008 of the generation facilities owned by us and our generation subsidiaries that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	550.49	1,343.9
Wind Power	24.75	53.0
Solar Energy	11.42	12.7
Fuel Cells	0.55	2.4
Subtotal	587.21	1,412.0

As percentage of total(1)	0.92%	0.36%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

In July 2005, nine government-invested utilities companies, including us, entered into a Renewable Portfolio Agreement with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. During Phase I, which lasted from 2006 to 2008, we and our generation subsidiaries made capital expenditures of (Won)520.1 billion to construct renewable energy generation capacity of 810 megawatts. During Phase II of 2009 to 2011, we and our generation subsidiaries are scheduled to make capital expenditures of (Won)1,968.0 billion to construct renewable energy generation capacity of 288 megawatts.

The following tables provide breakdowns of the renewable energy generation capacity by type and related capital expenditures by each phase under the Renewable Portfolio Agreement.

	Phase I (2006 – 2008)	Phase II (2009 – 2011)
	Generating Capacity (Megawatts)	Generating Capacity (Megawatts)
Tidal Power	104	21
Hydraulic Power	17	79
Wind Power	53	327
Solar Energy	12	8
Fuel Cells(1)	1	26
Others(2)	101	349

Total(3)	288	810

Notes:

(1)	Consists of molten carbonate fuel cells and solid oxide fuel cells.
(2)	Consists of bioenergy, hydrogen energy, geothermal energy, energy from integrated gasification combined-cycles and energy from recycling waste.
(3)	The breakdown of capital expenditures for Phase I and Phase II under the Renewable Portfolio Agreement by type of expenditure is as follows:

	Phase I (2006 – 2008)		Phase II (2009 – 2011)
	(in billions of Won)
Facilities investment	(Won)	380.0	(Won)	1,864.3
Research and development		127.6		93.0
Promotion and other		12.5		10.7

Total	(Won)	520.1	(Won)	1,968.0

We have been financing, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities and have established a global medium-term notes program up to an aggregate amount of US$1 billion. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.”

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

Until 2005, activities required to be undertaken pursuant to the Act for Supporting the Communities Surrounding Power Plants were funded only by the Electric Power Industry Basis Fund, or EPIBF. See Item 4. “Information on the Company—Business Overview—Sales and Customers—Electricity Rates.” Following amendments to this Act in July 2005, however, such activities are currently required to be funded partly by the EPIBF and partly by KHNP’s revenues. KHNP is required to make annual contributions to the affected local communities in an amount equal to (Won)0.25 per kilowatt of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year.

In addition, under a Korean tax law amendment in December 2005, which levied a new local tax on nuclear generation units, KHNP is required to pay such tax starting in 2006 in an amount equal to (Won)0.50 per kilowatt of its generation volume in the affected areas.

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

KHNP has implemented comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori units 1, 2, 3 and 4, Yonggwang units 1, 2, 3 and 4, Ulchin units 1 and 2 and Wolsong units 1 and 2. In order to enhance nuclear safety and plant performance, in 2003, KHNP established a maintenance effectiveness monitoring program in accordance with the maintenance rules issued by the United States Nuclear Regulatory Commission. The program was initially implemented at Kori units 3 and 4 and Ulchin units 3 and 4 in 2007 as a pilot program. The program will be expanded into all pressurized light water reactor plants by June 2009. KHNP is also developing unprecedented maintenance rule implementation technologies for pressurized heavy water reactor plants.

KHNP has developed the Risk Monitoring System for operating nuclear power plants, and has implemented such system in all of its nuclear power plants. The Risk Monitoring System is intended to help ensure nuclear plant safety. In addition, KHNP has developed and implemented the Severe Accident Management Guidelines in order to manage severe accidents for all of its nuclear power plants, except for four pressurized heavy water reactors in Wolsong. The Severe Accident Management Guidelines for the pressurized heavy water reactors are currently under development.

KHNP has conducted various activities to enhance nuclear safety such as quality assurance audits, reviews by the KHNP Nuclear Review Board, and reviews by the KHNP operational safety review team, which consists of former employees of KHNP and experts from academia and internal research institutes. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team, the International Atomic Energy Agency (“IAEA”), the Operational Safety Review Team (“OSART”) and the Institute of Nuclear Power Operations (“INPO”) Technical Exchange Visit Team, to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries.

In October 2008, Yonggwang Unit 5 and 6 hosted the OSART follow-up visit to evaluate the actions taken in response to the findings of OSART Review conducted in April 2007 and were reconfirmed by OSART as some of the best plants in the world. Commemorating the 30 year anniversary of commercial nuclear power plant operation in Korea, KHNP has also conducted a Special Safety Review of its 20 operating units from May 13, 2008 to July 4, 2008 in order to assess their safety performance and identify any areas that need improvement.

Following the operational reforms and upgrades implemented in 1992, the average level of radiation dose per unit has continuously decreased to 0.51 man-Sv in 2008, which is substantially lower than the global average of 1.03 man-Sv/year as reported in the WANO performance indicator report.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site. The temporary LILW storage facilities at Ulchin, Wolsong, Yonggwang and Kori reached their full capacity in 2008 and are expected to reach their full capacity by 2008, 2009, 2012 and 2014, respectively.

On November 3, 2005, the Government designated Gyeongju City, approximately 300 kilometers southeast of Seoul, as the site of a disposal facility for LILW. In order to determine the disposal type, KHNP organized the “Disposal Method Selection Committee,” which consists of experts and representatives from the local government and communities. KHNP estimates that the construction of this facility will cost approximately (Won)1,522 billion, including the one-time cash contribution of (Won)300 billion made on May 9, 2006 by KHNP to Gyeongju City pursuant to the Act. KHNP submitted an application to the Ministry of Knowledge Economy, for the approval of project implementation plan on January 11, 2007 and to the Ministry of Education, Science and Technology, for construction permit and operating licenses on January 15, 2007. KHNP obtained the approval of the project implementation plan from the Ministry of Knowledge Economy on July 12, 2007, and commenced the site grading and infrastructure construction of the facility. The application for construction permit and operation license was reviewed by the Ministry of Education, Science and Technology and has been approved on July 31, 2008. KHNP commenced construction of the LILW disposal facility in January 2006, and has obtained the construction permit and operation license on July 31, 2008. KHNP plans to complete construction of the facility by the end of 2009 and begin operating the facility in 2010.

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

All of KHNP’s nuclear plants are in compliance with Korean law and regulations and the safety standards of the International Atomic Energy Agency.

Since the submission of our annual report in 2008, there have been no significant safety-related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP has adopted a dismantling strategy under which dismantling would take place five to ten years after the unit’s permanent shutdown. Kori unit-1, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life on June 18, 2007. KHNP submitted an extension application to the Ministry of Education, Science and Technology to extend the terms of operation for Kori-1 unit for another 10 years. The application was approved on December 11, 2007, and Kori unit-1 recommenced its commercial operations in January 9, 2008.

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

In order to achieve the goal of bringing our electric technologies up to international standards by the first half of the 21st century, we have adopted the “Electric Technology Development Plan toward 2010” which is expected to be modified in the near future to reflect the “2020 Mid- and Long-term Strategic Management Plan” that we announced in August 2008. This strategic plan is being implemented across all areas of our in-house research and development programs. In addition, we and our six generation subsidiaries have made a “Technology Roadmap” to develop technologies in the area of thermal and nuclear generation.

The basic goal of our current research and development program is to acquire highly advanced electric power technology necessary to become a global leader in the electric power industry. To promote research and development for enhancing economical efficiency and to provide a reliable supply of electric power, in 2008 we invested (Won)196 billion in R&D Projects, (Won)11 billion in technological development and (Won)26 billion in building up infrastructure for the education of human resources and the development of computer equipment.

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

KHNP’s investment in research and development amounted to approximately (Won)70 billion and (Won)67 billion in 2007 and 2008, respectively, and its investment in the education of human resources and the development of computer equipment amounted to approximately (Won)49 billion in 2007 and (Won)53 billion in 2008. Also, pursuant to relevant law, KHNP contributed approximately (Won)179 billion and (Won)172 billion in 2007 and 2008, respectively, to the Nuclear R&D Fund, which is operated by the Ministry of Education, Science and Technology.

In the field of electric power systems, we have focused our research and development efforts on developing required technology and providing technical support for the stable and reliable operation of electrical power systems, such as the “Development of Smart Transmission System Technology.” We have developed the technology for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and power line communication.

We are committed to developing environment-friendly technology and are focused on developing technology for environmental protection and new sources of energy.

We invested approximately (Won)249 billion in 2007 and (Won)233 billion in 2008 on research and development. We had approximately 499 employees engaged in research and development activities as of December 31, 2008.

In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

As part of our strategy for future growth, we have placed a high priority in the development of environmentally friendly technology. As part of this effort, we have developed a gasification test bed and evaluation of gasification processes for a 300 megawatt integrated gasification combined-cycle plant in Korea, a five-kilowatt solid oxide fuel cell system, a 100 kilowatt superconductor flywheel energy storage technology and a “smart” electricity distribution system.

As a result of our research over the past three years, the number of our applications for intellectual property rights and grants has increased. Approximately 859 such applications were submitted in Korea and abroad from 2006 to 2008. In addition, we are currently constructing management infrastructure to facilitate development of high value-added intellectual properties. We also seek to market the technologies we have developed by identifying key items that have market potential in light of intellectual property, overseas market condition and cost-efficiency issues. We are continuously upgrading our research and development programs, restructuring our research and development organization and reallocating and reassigning research personnel.

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

The table set below summarizes the overseas projects that we are currently pursuing based on binding agreements.

Region	Project Period	Project Description
Malaya, Philippines	September 1995 to January 2011	650-megawatt oil-fired power plant (ROMM(1))
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT(2))
Naga, Philippines	February 2006 to March 2012	206-megawatt power plant (ROMM)(1)
Shanxi, China	April 2007 to April 2056	4,872-megawatt coal-fired power plants (BOO(3)) and coal mine project
Yumen, China	September 2005 to August 2026	49.3-megawatt wind power plant (BOO)(3)
Inner Mongolia, China	May 2007 to October 2028	369 megawatt wind power plant (BOO)(3)
Lebanon	February 2006 to February 2011	870-megawatt combined-cycle power plant operation and maintenance service
Nigeria	March 2006 to February 2011	Exploration of oil and gas for two offshore blocks
West Africa	September 2008 to December 2009	Line Route and Environmental and Social Impact Assessment Study
Egypt	December 2008 to November 2009	Developing and Automating the Electricity Distribution System Project
NSW, Australia	2008 to 2028	Moolarben coal mine development
QLD, Australia	—	Share subscription of Cockatoo Coal Limited
Canada	December 2007 to November 2011	Uranium exploration project in the Cree East
Canada	—	Share subscription of Denison Mines, a uranium development company, and uranium procurement

Notes:

(1)	Represents “rehabilitation, operation, maintenance and management” projects.
(2)	Represents “build, operate and transfer” projects.
(3)	Represents “build, own and operate” projects.

While strategically important, we believe that our overseas activities, as currently being conducted, are not in the aggregate material to us in terms of scope or amount. In addition, a number of the overseas contracts currently being pursued are based on non-binding memoranda of understanding and the details of such projects may significantly change during the stage of negotiating the definitive agreements.

A description of the material overseas activities by us and our subsidiaries by key geographic region is provided below.

Asia

In September 2005 and April 2006, we and China Datang Corporation formed two joint ventures to build four wind-powered generation projects in China, consisting of a unit in the Yumen province with total capacity of 49.3 megawatts and three units in Inner Mongolia with total capacity of 139.4 megawatts and added five more units with total capacity of 229.6 megawatts. We hold a 40% equity interest in the joint ventures while China Datang Corporation holds the remaining 60%. The joint ventures were capitalized with RMB 3,784 million for the Inner Mongolia projects and RMB466 million for the Yumen project. One-third of the investment was funded with equity contribution and the remaining two-thirds with debt. These projects are currently in operation and generate further revenue in the form of clean development mechanism, or CDM, business. We and China Datang Corporation are currently building wind-power generation units in Yumen province and in Inner Mongolia with total additional capacity of 328 megawatts.

We formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government in April 2007. The total estimated installed capacity of this is 4,872 megawatts and our equity ownership in the partnership is 34%, representing 1,656 megawatts in installed capacity.

We are currently engaged in four major power projects in the Philippines, (i) a “rehabilitate, operate, maintain, manage” 650-megawatt oil-fired power plant project in Malaya, with target completion in January 2011; (ii) a “build, operate and transfer” 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and completed in June 2002; the project cost of the Ilijan project was US$710 million, for which project finance on a limited recourse basis was provided; (iii) acquisition in February 2006 of 40% equity interest in SPC Power Corporation, an independent power producer operating a 206-megawatt Naga power complex in Cebu, the Philippines; and (iv) construction, which began in February 2008, of 200-megawatt CFBC coal power plant in Naga, Cebu where the current 206-megawartt Naga power complex exists, with target completion in May 2011.

In March 2009, a consortium comprised of us and Samsung C&T was selected as a preferred bidder for the construction and operation of a coal power project in Balkash, Kazakhstan. We signed a framework agreement with Samruk Energy, Kazakh state-owned energy company. The “build-own-operate” project will produce 1,200~1,500 megawatts coal power plants in Kazakhstan, with target completion in 2014. We also acquired a priority right to construct an additional power project if the Kazakh government decides to build more plants in Balkhash area under its power supply plan. We believe this project provides us with an attractive opening to explore business opportunities into Central Asia with respect to its natural resources.

Middle East

In March 2008, a consortium consisting of us and Xenel was selected as the preferred bidder for a gas-fired power plant project located in Al Qatrana, near Amman, Jordan. The power plant is expected to have an installed capacity of 373 megawatts, cost US$460 million to construct and be subject to an operational term of 25 years. The construction for the “build-own-operate” project is expected to commence after execution of all necessary agreements, currently expected in the third quarter of 2009. We and Xenel are expected to hold a 65:35 equity interest, respectively, of the joint venture which will oversee the project. We believe that this project will help us to expand our business in the Middle East and position ourselves as a competitive power producer in the global market.

On December 1, 2008, we formed a consortium with ACWA Power International of Saudi Arabia and submitted a bid for the 1,204MW oil-fired power project in Rabigh, Saudi Arabia. On March 2009, we were selected as the preferred bidder against competitors that included Suez of Belgium, IP of Britain and Oger of Saudi Arabia. The project’s target completion date is 2013 and the project will involve operation of the plant for 20 years with an estimated project cost of US$2.5 billion. We are expected to hold a 40% equity interest in the joint venture which will oversee the project.

Since February 2006, we have been operated and provided maintenance services for combined cycle power plants in Lebanon with total capacity of 870 megawatts.

North America

On December 14, 2007, a consortium consisting of four Korean companies, namely us, Korea Resources Corporation, Hanwha Corporation and SK Energy Co., Ltd., entered into an agreement with CanAlaska Uranium, Ltd., a uranium exploration company located in Canada (“CanAlaska”), to carry out a joint uranium exploration project to search for uranium deposits across mines in the Cree East area in Canada. Under the terms of the agreement, the consortium and CanAlaska each hold a 50% equity interest in the project, whose term is for four years. The estimated capital expenditure for the project is C$19 million, all of which is to be borne by the consortium through cash contributions over the term of the project. Our share of the estimated cash contribution is C$4.75 million for which we have received a 12.5% equity interest in the project. If additional capital expenditure is required, the amount in excess of C$19 million is to be shared equally between CanAlaska and the consortium.

On January 30, 2008, a consortium consisting of us, KHNP, our wholly-owned nuclear generation subsidiary, Korea Nuclear Fuel Co., Ltd., Hanwha Corporation and Gravis Capital Corp., a Canadian company, entered into an agreement with Fission Energy Corp., a uranium exploration company located in Canada, to carry out a joint uranium exploration project to develop a uranium mine near Waterbury Lake, Canada. Under the terms of the agreement, the consortium and Fission Energy Corp. each hold a 50% equity interest in the project, whose term is for three years. The estimated capital expenditure for the project is C$15 million, all of which is to be borne by the consortium through cash contributions over the term of the project. Under the terms of the agreement, the consortium is to purchase the 50% equity interest in the project held by Fission Energy Corp. upon the final payment of cash contributions by the consortium during the term of the project. We have a 20% equity interest in the project and are expected to make estimated cash contribution of C$6 million. KHNP holds a 15% equity interest and is expected to make estimated cash contribution of C$4.5 million. The other members of the consortium each hold a 5% equity interest in the project and are each expected to make an estimated cash contribution of C$1.5 million.

On June 15, 2009, we and KHNP, our wholly-owned nuclear generation subsidiary, entered into a definitive agreement with Denison Mines Corporation (“Denison”) to purchase 58.0 million shares, or 17.0%, of the share capital of Denison for an aggregate purchase price of C$75.4 million. As a result of such share purchase, we are expected to become the largest shareholder of Denison. Under the terms of the agreement, we will be entitled to procure up to 300 metric tons of uranium per annum, which amounts to approximately 20% of Denison’s current annual uranium production, during the period from 2010 to 2015. For the period from 2016, we will also be entitled to procure up to 20% of Denison’s then annual uranium production so long as we beneficially own 10% or more of Denison’s share capital.

Australia

On November 7, 2007, we and Korea East-West Power Corporation, or EWP, our wholly-owned generation subsidiary, entered into a share subscription agreement with Cockatoo Coal Limited, a coal exploration and mining company located in Australia. Under the terms of agreement, we and EWP acquired 40 million ordinary shares of Cockatoo Coal in equal proportions, representing approximately 9.5% of total equity ownership in Cockatoo Coal, for cash in the amount of A$16.8 million. We intend to participate in coal exploration projects or development projects with Cockatoo in the future. On February 26, 2009, EWP entered into another share subscription agreement for 9.9 million ordinary shares for A$5 million, which leads to 10.5% of total equity ownership.

On January 2, 2008, a consortium consisting of Korea Resources Corporation, Hanwha Corporation, us and four of our wholly owned generation subsidiaries, namely, Korea South-East Power Corporation, Korea Midland Power Corporation, Korea Western Power Corporation, Korea Southern Power Corporation, entered into an agreement with Felix Resources Limited, an Australian coal mining company, to develop a coal mine located in Moolarben, New South Wales, Australia. Under the terms of agreement, the consortium purchased 10% equity interest in the Moolarben project from Felix Resources, of which we and our four generation subsidiaries own an aggregate of 5%. Felix holds 80% equity interest of the project. The consortium will participate in the mine development and operation through cash contribution which is equal to 10% of capital expenditure incurred on the project, and the amount is estimated around AU$110 million for the life of mine, which is currently expected to be 21 years. Our four generation subsidiaries also have a coal offtake agreement for 2.5 million tons of coal per annum, and the mining will commence by March 2010. The reserve is approximately 300 million tons of high quality thermal coal with average production capacity of 10 million tons per annum.

Africa

In August 2005, a consortium consisting of us, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and we hold 8.775% of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. However, in January 2009, the leader of the consortium, Korea National Oil Corporation, was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium based on a claim that the consortium failed to pay full amount of the consideration. Korea National Oil Corporation has filed a suit in the Nigerian court challenging this assertion. The case is currently pending.

Another consortium consisting of us, KNOC and POSCO Engineering & Construction commenced the development of the downstream projects in Nigeria in 2006. While an in-principle agreement with the Nigerian authorities regarding the project development was made in October 2008, due the court proceedings discussed above, the downstream projects are currently on hold.

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

North Korea

Kaesong Complex

In March 2005, we began providing electricity to the industrial complex located in Kaesong, North Korea, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Kaesong complex is the largest economic project between the two Koreas and is designed to combine the Republic’s capital and entrepreneurial expertise with the availability of land and labor of North Korea. The size of this industrial complex is expected to be increased in a number of phases, with the first phase involving the laying of the groundwork for the complex measuring 3.3 million square-meters, and will ultimately be increased to 66 million square-meters. The construction for plot preparation was completed at the end of 2007. In May 2004, we were selected as electricity supplier for the phase one development by the Ministry of Reunification. In December 2004, a memorandum of understanding between the two Koreas for electricity supply was reached, enabling us to design, build and operate all of the electricity supply facilities in and connecting to the Kaesong complex. In March 2005, we built a 22.9 kilovolt distribution line from Munsan substation in Paju, Gyeonggi Province to the Kaesong complex and became the first to supply electricity to pilot zones such as ShinWon Ebenezer. In April 2006, we started to construct a 154 kilovolt, 16 kilometer transmission line connecting Munsan substation to the Kaesong complex as well as Pyunghwa substation in the complex and began operations in May 2007. As of December 31, 2008, we supplied electricity to 253 units, including administrative agencies and support facilities and 93 companies, using a tariff structure identical to that of South Korea. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, project suspension or failure of the project as a result of a breakdown in the relationship between the Republic and North Korea. See Item 3. “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

However, when North Korea did not meet the conditions required for the continuation of the project, KEDO suspended the project in December 2003. Following the suspension, KEDO notified us of the termination of the project and the related turnkey contract between KEDO and us. The executive board of KEDO decided to terminate the light water reactor project on May 31, 2006. On December 12, 2006, we entered into a termination agreement with KEDO. According to the termination agreement, we assumed substantially all of KEDO’s rights and obligations related to the light water reactor outside of North Korea. In exchange, we waived the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. We recorded the equipment transferred under the termination agreement as other non-current assets in the amount of (Won)94 billion, and the estimated claims by subcontracts as other long-term liabilities in the amount of (Won)17 billion.

Pursuant to the terms of the termination agreement, we are required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses under the termination agreement are shared with KEDO through mutual negotiation. Our management believes that ultimate gains or losses could not be reasonably estimated as of December 31, 2008, as they are contingent upon disposal or reuse of the related assets and settlement of obligations.

Insurance

We carry insurance covering against certain risks, including fire, in respect of our key assets, including buildings, equipment, machinery, construction-in-progress and procurement in transit, as well as, in the case of KEPCO, directors’ and officers’ liability insurance.

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

Substantial liability may arise from the operation of nuclear-fueled generation units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insure against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to (Won)50 billion per accident per plant complex, for a total coverage of (Won)200 billion. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to (Won)50 billion per nuclear plant complex, for a total coverage of (Won)200 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, approximately US$454 million, at the rate of 1 SDR = US$1.51363 as posted on the Internet homepage of the International Monetary Fund on May 11, 2009 per single accident; provided that such limitation will not apply where KHNP intentionally caused the harm or knowingly failed to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of (Won)50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to (Won)50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to US$300 million on property and (Won)50 billion on liabilities. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent neither insured nor covered by the government indemnity.

Other than KHNP, neither we nor our generation subsidiaries carry any insurance against terrorist attacks specifically.

See Item 3. “Key Information—Risk Factors—Risks Relating to KEPCO—The amounts and scope of coverage of our insurance are limited.”

Affiliated Companies

We define our principal affiliates as companies in which we hold at least 20% and not more than 50% of the share capital, whose accounts are not required to be consolidated in our financial statements. We record these affiliates as investments under the equity method of accounting. See Note 6 of the notes to our consolidated financial statements. The table below sets forth for each of our principal affiliates the name and year of incorporation, our percentage shareholding and their principal activities as of December 31, 2008.

	Year of Incorporation	Ownership (Percent)	Principal Activities
Korea Gas Corporation	1983	24.5	Sales of liquefied natural gas
Korea District Heating Co. Ltd.	1985	26.1	Provision of heat
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	Disposal of power-plant ash and electric meter reading
YTN(1)	1993	21.4	Broadcasting
LG Powercom Corporation(2)	2000	38.8	Communication line leasing
Gangwon Wind Power Co., Ltd.(3)	2001	15.0	Communication line leasing
Gansu Datang Yumen Windpower Co., Ltd.	2005	40.0	Construction and operation of utility plant
Cheongna Energy Co., Ltd.	2005	27.0	Generating and distributing steam and hot and cold water
SPC Power Corporation	2006	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	Construction and operation of utility plant
Hyundai Green Power Co., Ltd.	2007	29.0	Generating electricity
PT.Cirebon Electric Power	2008	27.5	Construction and operation of utility plant

Notes:

(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.
(2)	In November 2008, LG Powercom completed an initial public offering of common shares. We did not participate in this offering, but as a result of the offering, our share ownership in LG Powercom was diluted to 38.8% from 43.1%.
(3)	Although we hold less than 20%, we deem Gangwon Wind Power as a principal affiliate as we can influence the major policies of this company through our voting power at the board of directors’ level.

Competition

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there were 16 electricity suppliers that are licensed to distribute electricity in 20 districts of Korea as of April 30, 2009. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge and Economy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. As of April 30, 2009, 6 districts were using this system, and 14 other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in these 20 districts amounted to approximately 1% of the generation capacity of our generation subsidiaries as of April 30, 2009. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to obtain electricity supply through the Community Energy System, but 11 of such districts have reportedly abandoned plans to adopt the Community Energy System and four more districts are reportedly considering to abandon such plans, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the system is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

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

Regulation

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring stabilization of the supply and demand of electric power and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business. The KEPCO Act contemplates that we engage in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation, distribution of electricity and other related business;

•	investment, research and technology development related to the businesses mentioned in items 1 and 2;

•	overseas business related to the businesses mentioned in items 1 through 3;

•	investments or contributions related to the businesses mentioned in items 1 through 4;

•	businesses incidental to items 1 through 5; and

•	other businesses entrusted by the Government.

The KEPCO Act currently requires that our profits be applied in the following order of priority:

•	first, to make up any accumulated deficit;

•	second, to set aside as a legal reserve of 20% or more of profits until the accumulated reserve reaches one-half of our capital;

•	third, to pay dividends to stockholders;

•	fourth, to set aside a reserve for expansion of our business;

•	fifth, to set aside a voluntary reserve for the equalization of dividends; and

•	sixth, to carry forward surplus profit.

Based on our consolidated financial results as of December 31, 2008, the legal reserve was (Won)1,604 billion, the reserve for business expansion was (Won)19,009 billion, and the reserve for investment of social overhead capital was (Won)5,277 billion.

We are under the supervision of the Ministry of Knowledge Economy, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See “Business Overview—Power Purchase—Cost-based Pool System.” Each of our six generation subsidiaries holds an electricity generation license. We and 16 other suppliers of electricity under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act have a license for the distribution of electricity. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Electricity Rates” above.

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

Subsidiaries and affiliates	Primary business	Book value as of December 31, 2008	Ownership percentage as of December 31, 2008	Ownership percentage to be sold
		(in billions of Won)
Korea District Heating Co., Ltd.	Generating and distributing electricity and heat	187	26.1	Not determined

Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	29	49.0	Not determined

LG Powercom Corporation	Leasing telecommunication lines and providing internet access	385	38.8	28.8

Korea Gas Corporation	Importing and wholesaling LNG	1,023	24.5	Not determined

KPS Co., Ltd.	Overhauling and repairing power plants	287	80.0	20.0

Korea Power Engineering Co., Ltd.	Designing and engineering power plants	26	97.9	40.0

Korea Power Engineering Co., Ltd.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we currently plan to sell approximately 40% of Korea Power Engineering’s equity by the end of 2012 after taking into consideration the opportunities for acquiring advance technology and/or overseas expansion of the nuclear generation business, among others.

KPS Co., Ltd.

In December 2007, we have completed the initial public offering of KPS Co., Ltd, formerly our wholly-owned subsidiary, by listing approximately 20% of its equity interest on the Korea stock exchange for an aggregate consideration of (Won)120 billion. Pursuant to the Third Phase of the Public Institution Reform Plan, we currently plan to sell an additional 20% of KPS Co., Ltd’s equity interest by the end of 2012.

Korea Electric Power Industrial Development Co., Ltd.

In February 2003, we privatized Korea Electric Power Industrial Development, formerly our wholly-owned subsidiary, by selling 51% of its equity interest to Korea Freedom Federation. Pursuant to the Fifth Phase of the Public Institution Reform Plan announced by the Government in January 2009, we currently plan to sell the remaining 49% of Korea Electric Power Industrial Developments equity interest based on considerations of economic and market conditions, among others.

LG Powercom Corporation

In January 2000, we established LG Powercom (formerly PowerComm Corporation) as a wholly-owned subsidiary to foster fair use and competition in the use of the power lines for communication purposes as well as to dispose of non-core businesses. Following a series of sales that began in July 2000 and a public offering in November 2008 of equity interests in LG Powercom, we currently own 38.8% equity interest in LG Powercom. Pursuant to the Fifth Phase of the Public Institution Reform Plan, we currently plan to sell the remaining 49% of LG Powercom’s equity interest based on considerations of economic and market conditions, among others.

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

PROPERTY, PLANT AND EQUIPMENT

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See “—Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 411 Youngdong-daero, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. As of December 31, 2008, the net book value of our property was (Won)69,795 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

On September 29, 2008, we received a letter from the staff of the U.S. Securities and Exchange Commission commenting on our annual report on Form 20-F for the fiscal year ended December 31, 2007. On November 17, 2008 and December 5, 2008, we submitted our response to such comments from the staff. We have prepared this annual report in light of the staff’s comments contained in the letter dated September 28, 2007.

We do not have any unresolved comments from regarding our periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We expect that the implementation of the Restructuring Plan will over time materially change the environment in which we operate, and, accordingly, our historic performance may not be indicative of our future results of operations and capital requirements and resources. See Item 4. “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3. “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

OPERATING RESULTS

Overview

In 2006, 2007 and 2008, we had consolidated operating revenues of (Won)27,409 billion, (Won)29,137 billion and (Won)31,560 billion (US$25,008 million), respectively, principally from the sale of electricity. As we are a predominant market participant in the Korean electricity industry, our business is heavily regulated by the Government with respect to the rates we charge to customers for the electricity we sell. In addition, our business requires a high level of capital expenditures and is subject to a number of variable factors, including demand for electricity in Korea and fluctuation in costs, such as fuel prices which are impacted by the movements in the exchange rates between the Won and other currencies.

In 2008, we recorded net loss of (Won)2,914 billion (US$2,309 million) compared to net income of (Won)1,467 billion and (Won)2,246 billion in 2007 and 2006, principally due to the rapid rise in fuel costs.

Under the Electricity Business Law and the Price Stabilization Act, electricity rates are generally established at levels that will permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of fair investment return, see Item 4. “Information on the Company—Business Overview—Sales and Customers—Electricity Rates.” Accordingly, we have recorded net profit for every operating year since our inception in 1981 until 2007. However in 2008, for the first time in our operating history, we recorded a net loss. This was largely due to a rapid increase in fuel prices, which was not offset by an increase in the electricity rates that we charge to our customers. The Government raised the tariff rates in November 2008, following an extensive deliberative process, including public debates, and provided us with a one-time subsidy in the amount of (Won)668 billion in December 2008. However, there is no assurance that such tariff increase will be sufficient to fully offset the adverse impact from the rise in fuel costs on our business or results of operation. We estimate that the recent spike in fuel prices may continue to have a material adverse effect on our results of operations and profitability in 2009 and beyond. We are currently negotiating with the Government for further tariff increase, but cannot assure that the Government will agree to such increase at the level desired by us or at all. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of rising fuel prices, the fuel price increases will significantly narrow our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would seriously suffer.

Demand and Supply of Electricity

Our results of operations, sales in particular, are dependent upon demand for electricity in Korea and the rates we charge for the electricity we sell.

The rapid growth in Korean economy since the early 1960s has resulted in substantial growth in demand for electricity. While the worldwide economic recession of the early 1980s slowed economic growth in Korea, in the latter half of the 1980s, the Korean economy resumed rapid growth and resulted in a substantial increase in demand for electricity. The slow economic growth in Korea in the early 1990s resulted in a slight decline in the growth of demand for electricity. Following the Asian financial crisis in 1998, electricity demand contracted in Korea for several years but resumed stable growth in the early 2000s with an annual growth rate generally between 5% and 8% between 2001 and 2008. Demand for electricity in Korea grew at a compounded average rate of 5.6% per annum for the five years ended December 31, 2008. According to The Bank of Korea, real gross domestic product, or GDP, compounded growth rates was approximately 4.2 % for the same period. The GDP growth rate was 2.2% for 2008 as compared to 5.1% in 2007. However, following the onset of the global liquidity crisis, the Korean economy experienced a contraction in real gross domestic product by 3.4% and 4.3% in the fourth quarter of 2008 and the first quarter of 2009 compared to corresponding quarters year on year, respectively. Partly as a result thereof, particularly the resulting slowdown in industrial activities, demand for electricity decreased by 2.3% from the first quarter of 2008 to the first quarter of 2009, and in light of the negative or slow growth in GDP currently anticipated for 2009 we cannot guarantee that electricity sales will increase in 2009.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product and the annual rate of growth in electricity demand (measured in total annual electricity consumption).

	2004	2005	2006	2007	2008
Growth in GDP (at 2000 constant prices)	4.6%	4.0%	5.2%	5.1%	2.2%
Growth in electricity consumption	6.3%	6.5%	4.9%	5.7%	4.5%

Demand for electricity may be categorized either by the nature of its usage or by the type of customers as used for the purpose of charging electricity tariff. See Item 4. “Information on the Company—Business Overview—Sales and Customers—Electricity Rates.” The following describes the demand for electricity by the nature of its usage:

•

The industrial usage currently represents the largest segment of electricity consumption in Korea. While the industrial usage (including the agricultural usage) has increased steadily as a result of economic growth in Korea, it has gradually declined as a percentage of total consumption from 62.6% in 1997 to 55.1 % in 2008 In addition, demand from the industrial usage (including the agricultural usage) increased by 4.5 % to 212,344 gigawatt hours in 2008 as compared to 2007.

•

The commercial usage accounted for 22.5 % of electricity consumed in 2008 in Korea. The commercial usage has increased in recent years, both in absolute terms and as a percentage of total demand. The commercial usage has shown the highest rate of growth in demand since 1980 and increased by 5.6 % to 86,827 gigawatt hours in 2008 as compared to 2007.

•	The residential usage increased by 2.8 % to 77,269 gigawatt hours in 2008 as compared to 2007.

For additional discussions on demand by the type of customers, see Item 4. “Information on the Company Business Overview—Sales and Customers—Demand by the Type of Usage.”

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. As of April 30, 2009, six districts are using this system and 14 other districts are preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in the 20 districts amounted to approximately 1.0% of the generation capacity of our generation subsidiaries as of April 30, 2009. If this system is widely adopted, this system will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolistic to-date. Unless we become more operationally efficient so as to keep the loss of our market share to the minimum, this system may have a material adverse effect on our business, growth, revenues and profitability.

The table below sets forth for the year ended December 31, 2007 and 2008 and as of April 30, 2009, the number of districts with government permits to participate in the Community Energy Supply, the number of apartments in such districts and generating capacity to be installed.

For the years ended and as of	Number of Districts with Permit to Participate	Number of Apartments	Generating Capacity
		(in thousands)	(Megawatts)
December 31, 2007	26	242	1,177
December 31, 2008	31	320	1,472
April 30, 2009(1)	20	186	841

Note:

(1)	Reflects 11 districts with a permit to participate in the Community Energy System, which have subsequently announced that they are abandoning plans to adopt such system. In addition, four more districts are reportedly considering abandoning such plans. The number of apartments and generating capacity represented by such districts are approximately 134,000 units and 631,000 megawatts, respectively.

Electricity Rates

The Electricity Business Law and the Price Stabilization Act prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. In order to revise the rates we charge or change the electricity rate structure, we submit our proposals to the Ministry of Knowledge Economy for review, which then makes the final decision following consultation with the Electricity Rates Expert Committee of the Ministry of Knowledge Economy and the Ministry of Strategy and Finance. Under the recently amended Electricity Business Law, the Korean Electricity Commission must review these proposals prior to the final decision by the Ministry of Knowledge Economy. On January 1, 2008, the Ministry of Knowledge Economy adjusted our rate schedule by increasing the average industrial rates and average night power usage rates by 1.0% and 18.0%, respectively, while reducing the average commercial rates by 3.0%. As a result of such adjustments, which had the effect of balancing out the increase with the decrease, our overall average rate did not materially change. In addition, in light of the rapid rise in fuel prices following the general rise in commodity prices (including oil) worldwide in the second half of 2007 and the first half of 2008 which seriously undermined our profitability, effective November 13, 2008, the Ministry of Knowledge Economy increased the industrial, commercial, educational and street lighting rates by 8.1%, 3.0%, 4.5% and 4.5%, while making no changes to the residential and agricultural rates, which is expected to result in an increase by 4.5% in our overall average rate. There is no assurance, however, that such rate increase will be sufficient to fully offset the adverse impact from the rise in fuel costs on our business or results of operations. See “Business Overview—Sales and Customers—Electricity Rates.”

Fuel Costs

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

Fuel costs accounted for 32.6%, 35.7% and 49.8% of our operating revenues and 37.2%, 39.5% and 45.8% of our operating expenses in 2006, 2007 and 2008, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted in light of market conditions. See Item 4. “Information on the Company—Business Overview—Fuel.”

Uranium accounted for 41.0%, 37.6%, and 38.3% of our fuel requirements in 2006, 2007 and 2008, respectively. Coal accounted for 38.7%, 40.9% and 43.9% of our fuel requirements in 2006, 2007 and 2008, respectively. Oil (including diesel for internal combustion) accounted for 4.1%, 4.3% and 2.2% of our fuel requirements in 2006, 2007 and 2008, respectively. LNG accounted for 15.3%, 16.4% and 14.6% of our fuel requirements in 2006, 2007 and 2008, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and do not include electricity purchased from third parties. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

In the past few years, the price of bituminous coal underwent a wide fluctuation, with a substantial rise until the first half of 2008, after which it has gradually decreased. However, there can be no assurance that the price will remain stable or not increase rapidly. See Item 4. “Information on the Company—Business Overview—Fuel.” In 2008, approximately 82.6% of the combined bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and 17.4% purchased on the spot market. The average “free on board” Newcastle coal price index in 2008 was US$128.4 per ton. In March 2009, the average “free on board” Newcastle coal price index was down to US$64.4 per ton. If the bituminous coal price rises again to the level of 2008 or higher, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost. Furthermore, there have been recent increases in crude oil prices that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost.

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4. “Information on the Company—Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. The spike of fuel prices in 2008 has led to our recording net loss for the first time in our operating history in 2008 and we estimate that it will continue to have a similar adverse effect in 2009. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of rising fuel prices, the price increases will significantly narrow our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would seriously suffer.

Nuclear power has a stable low-cost structure and forms a significant portion of the base load of electricity supplied in Korea. Due to significantly lower fuel costs as compared with those of conventional power plants, our nuclear power plants generally operate at full capacity with only routine shutdowns for check-up and overhauls lasting 30 to 40 days. In case of shortage in electricity generation resulting from stoppages of the nuclear power plants, we seek make up for such shortage with power generated by our coal-fired power plants.

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies in recent years. For fluctuations in exchange rates, see Item 3. “Key Information—Selected Financial Data—Currency Translations and Exchange Rates.” In particular, as liquidity and credit concerns and volatility in the global financial markets increased significantly since the second quarter of 2008, the value of Won relative to U.S. dollar has depreciated at an accelerated rate. The Noon Buying Rate per one U.S. dollar depreciated from (Won)936.6 to on January 2, 2008 to (Won)1,570.1 on March 2, 2009. The Noon Buying Rate per one U.S. dollar was (Won)1,246.0 on June 12, 2009. The depreciation of Won against U.S. dollar and other foreign currencies in the past had resulted in a material increase in the cost of servicing our foreign currency debt and the cost of fuel materials and equipment purchased from overseas. As of December 31, 2008, approximately 29.3% before swap transaction of our long-term debt (including the current portion thereof) was denominated in foreign currencies, in U.S. dollar, Yen and Euro. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3. “Key Information—Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

Preparation and Presentation of Financial Statements

We adopted SKAS No. 21—“Preparation and Presentation of Financial Statements,” SKAS No. 23—“Earning per Share” and SKAS No. 25—“Consolidation Financial Statements”, effective from January 1, 2007. Adoption of these newly effective SKAS in 2007 did not result in any change to reported net income or shareholders’ equity in 2006. Pursuant to adoption of SKAS No. 21, valuation gain on available-for-sale, unrealized loss and gain on investment securities using the equity method, cumulative effect of foreign currency translation and valuation loss on derivatives, formerly classified as capital adjustments, are reclassified as accumulated other comprehensive income. In addition, pursuant to adoption of SKAS No. 25, income before minority interest is reclassified as net income. Furthermore, controlling interest in net income and minority interest in net income are separately presented in the consolidated statements of income.

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

Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process. If future recovery of costs ceases to be probable, all or part of the regulatory assets and liabilities would have to be written off against current period earnings. As of December 31, 2008, the consolidated balance sheet included regulatory assets of (Won)610 billion and regulatory liabilities of (Won)1,184 billion. Our management evaluates the anticipated recovery of regulatory assets, liabilities, and revenue subject to refund and provides for allowances and/or reserves as appropriate. As of December 31, 2008, we did not have any allowances or reserves related to regulatory assets.

Derivative Instruments

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging, the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited or charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited or charged immediately to operations.

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

As of December 31, 2006, 2007 and 2008, we recorded a liability of (Won)7,543 billion, (Won)8,206 billion, and (Won)5,471 billion, respectively, as the cost of dismantling and decontaminating existing nuclear power plants. During 2003, we updated our engineering study on the estimated decommissioning costs of our nuclear facilities and applied the amount prospectively. As a result of this change in estimate, the provisioning for decommissioning costs increased by (Won)73 billion in 2003 under Korean GAAP. In addition, during 2004, we updated the 2003 study and estimates for its liability for decommissioning costs based on new engineering studies provided by other third parties. Major revisions made in this study related to increases in dismantling cost per power plant, cask maintenance costs for spent fuel and maintenance cost after closedown of interim storage and operating costs for radioactive wastes. In addition, the 2004 study revised the timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study, since these factors were our best estimates at the time we elected to adopt SKAS No. 17. With the adoption of SKAS No. 17, we re-measured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate up to prior year into the beginning balance of retained earnings. Upon the effectiveness of the Radioactive Waste Management Act (“RWMA”) on January 1, 2009, the date the responsibility of disposal of spent fuel and low and intermediate radioactive waste was transferred to the newly established Korea Radioactive Waste Management Corporation (“KRMC”), a government-controlled entity, and we are required to pay the disposal cost for spent fuel of (Won)3,576 billion to KRMC over 15 years after a grace period of five years, together with interest at 4.36% per annum. This amount will be reclassified as long term accounts payable-other.

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

In addition, as a result of change in estimate based on an engineering study conducted during 2003, the liability for decommissioning costs and the related net asset increased by (Won)732 billion and (Won)851 billion, respectively, in 2003. As a result of this change in estimate, under U.S. GAAP, net income increased by (Won)119 billion in 2003. In addition, as described above, during 2004 we updated the 2003 study. Under U.S. GAAP, since we already adopted SFAS No. 143 in 2003, the impact from the 2004 study is considered as a change in estimate. As a result of this change in estimate, under U.S. GAAP, the liability for decommissioning costs and the related net asset decreased by (Won)633 billion and (Won)1,078 billion, respectively, and net income decreased by (Won)455 billion in 2004. As noted above, beginning on January 1, 2009, liability for decommissioning costs for spent fuel and low and intermediate radioactive waste was changed into normal payables to KRMC and the related liability of decommissioning costs was reclassified to payables to KRMC under U.S. GAAP. See Note 21 and 36(j) of the notes to our consolidated financial statements.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2008. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

Useful Lives of Property, Plant and Equipment

In accordance with Korean GAAP, property, and plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and waste electric transformer, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2008, totaled (Won)69,795 billion (US$55,305 million) representing more than 79.1% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

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

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (include in nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30 ~ 40
Capitalized asset retirement cost of waste electric transformer	8
Capitalized asset retirement costs of loaded nuclear fuel	—
Others	4 ~ 9

Generally, useful life is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated or the assets experienced unexpected levels of wear and tear, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expenses in future periods.

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

Consolidated Results of Operations

2008 Compared to 2007

In 2008, our consolidated revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.7% to (Won)30,709 billion from (Won)28,501 billion in 2007, reflecting primarily a 4.5% increase in the volume of electricity sold from 368,605 gigawatt hours in 2007 to 385,070 gigawatt hours in 2008, a 4.5% average tariff increase by the Government effective in November 2008 and the government subsidy in the amount of (Won)668 billion received in December 2008. The overall increase in the volume of electricity sold was primarily attributable to a 4.4% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 194,936 gigawatt hours in 2007 to 203,475 gigawatt hours in 2008, and, to a lesser extent, a 5.6% increase in the volume of electricity sold to the commercial sector from 82,208 gigawatt hours in 2007 to 86,827 gigawatt hours in 2008, and a 2.8% increase in the volume of electricity sold to the residential sector from 75,148 gigawatt hours in 2007 to 77,269 gigawatt hours in 2008. The increases in the volume of electricity sold to the industrial sector and the commercial sector were primarily due to the increased level of economic activities in Korea, as evidenced by the 2.5% growth in GDP from 2007 to 2008. The increase in the volume of electricity sold to the residential sector was primarily due to an increased use of heaters, air conditions and electrical appliances at home.

Our consolidated operating expenses increased by 30.6% to (Won)34,358 billion in 2008 from (Won)26,316 billion in 2007, primarily due to a 24.0% increase in power generation, transmission, and distribution expenses, which accounted for 78.9% of the total operating expenses in 2008, to (Won)27,102 billion in 2008 from (Won)21,860 billion in 2007. This increase was primarily due to an increase in fuel costs and, to a lesser extent, an increase in depreciation and amortization costs, which was partially offset by a decrease in maintenance costs. Fuel costs increased by 51.3% from (Won)10,391 billion in 2007 to (Won)15,722 billion in 2008. The fuel costs accounted for 47.5% and 58.0% of the power generation, transmission, and distribution expenses in 2007 and 2008, respectively. The increase in fuel costs was primarily due to the increase in the unit fuel costs as well as the devaluation of Won, particularly against the U.S. dollar, which had a particularly adverse impact on the cost of bituminous coal ,whose average unit purchased price per ton increased by 76.8% from (Won)55,519 in 2007 to (Won)98,248 billion in 2008, in line with the general increase in fuel prices worldwide and, to a lesser extent, the increased volume of fuel used due to increased power generation. For further information on the increase in fuel costs, see Item 4. “Information on the Company—Business Overview—Fuel”. Depreciation and amortization costs increased by 5.6% from (Won)5,031 billion in 2007 to (Won)5,315 billion in 2008 mainly due to an increase in newly constructed facilities. Maintenance costs decreased by 26.1% from (Won)2,154 billion in 2007 to (Won)1,593 billion in 2008, primarily a result of efforts to improve cost efficiency in maintenance services. Purchased power, which accounted for 12.9% of the total operating expenses in 2008, increased by 71.6% to (Won)4,434 billion in 2008 from (Won)2,584 billion in 2007, primarily due to an 19.7% increase in the volume of power purchased from 22,636 gigawatt hours in 2007 to 27,106 gigawatt hours in 2008, which resulted mainly from an increase in the aggregate generation capacity of independent power purchasers from 8,000 megawatts as of December 31, 2007 to 8,961 megawatts as of December 31, 2008, and a 42.9% increase in the unit cost of power purchased, which resulted from the general increase in fuel costs.

Our consolidated selling and administrative expenses increased by 8.0% to (Won)1,740 billion in 2008 from (Won)1,610 billion in 2007, primarily due to an increase in labor cost and an increase in sales commissions. Labor cost increased by 12.4% from (Won)580 billion in 2007 to (Won)651 billion in 2008 due to scheduled wage increases and an increase in incentive payments. Sales commissions increased by 6.0% from (Won)363 billion in 2007 to (Won)384 billion in 2008, largely due to an increase in the fees charged for metering services.

As a result of the foregoing, we recorded consolidated operating loss of (Won)2,798 billion in 2008 compared to consolidated operating income of (Won)2,822 billion in 2007. We recorded a consolidated operating loss margin of 8.9% in 2008 compared to a consolidated operating profit margin of 9.7% in 2007, largely due to the 51.3% increase in fuel costs which outpaced the 7.7% increase in our revenue from the sale of electricity.

Our consolidated net non-operating loss significantly increased to (Won)1,046 billion in 2008 from (Won)428 billion in 2007, primarily due to the effect of recording net loss on foreign currency transactions and translation in the amount of (Won)1,845 billion in 2008 compared to net loss on foreign currency transactions and translation in the amount of (Won)145 billion in 2007, which mainly resulted from Won depreciation against U.S. dollar in 2008. This was partially offset by a significant increase in net valuation gain on financial derivatives to (Won)1,342 billion in 2008 from (Won)24 billion in 2007, which resulted primarily from our entering into a significant number of swap contracts to hedge risks from foreign currency movements and interest rate movements related to our foreign currency-denominated debt.

As a result of the foregoing, we recorded consolidated loss before income taxes of (Won)3,844 billion in 2008 compared to consolidated income before income taxes of (Won)2,393 billion in 2007. Accordingly, we recorded consolidated income tax benefit of (Won)930 billion in 2008 compared to consolidated income tax expenses of (Won)926 billion in 2007.

As a cumulative result of the above factors, we recorded consolidated net loss of (Won)2,914 billion in 2008 compared to consolidated net income of (Won)1,467 billion in 2007, and we recorded consolidated net loss margin of 9.2% in 2008 compared to consolidated net income margin of 5.0% in 2007.

2007 Compared to 2006

In 2007, our consolidated revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.2% to (Won)28,501 billion from (Won)26,590 billion in 2006, reflecting primarily a 5.7% increase in the volume of electricity sold from 348,719 gigawatt hours in 2006 to 368,605 gigawatt hours in 2007 and a 2.1% average effective tariff increase by the Government effective in January 2007. The overall increase in the volume of electricity sold was primarily attributable to a 6.5% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea and includes agricultural usage, from 193,390 gigawatt hours in 2006 to 206,160 gigawatt hours in 2007, and, to a lesser extent, a 5.7% increase in the volume of electricity sold to the commercial sector from 77,809 gigawatt hours in 2006 to 82,208 gigawatt hours in 2007, and a 3.3% increase in the volume of electricity sold to the residential sector from 72,730 gigawatt hours in 2006 to 75,148 gigawatt hours in 2007. The increases in the volume of electricity sold to the industrial sector and the commercial sector were primarily due to the increased level of economic activities in Korea, as evidenced by the 5.0% growth in GDP from 2006 to 2007. The increase in the volume of electricity sold to the residential sector was primarily due to an unusually hot summer which required a greater use of air conditioning and a continuing trend toward living in high-rise apartment buildings, which generally consumes greater electricity per person. The tariff increase, which became effective in January 2007, involved a 4.2% increase in the average effective rate for the industrial sector, with no further rate changes for the commercial or residential sectors.

Our consolidated operating expenses increased by 9.6% to (Won)26,316 billion in 2007 from (Won)24,014 billion in 2006, primarily due to a 9.4% increase in power generation, transmission, and distribution expenses, which accounted for 83.1% of the total operating expenses in 2007, to (Won)21,860 billion in 2007 from (Won)19,985 billion in 2006. This increase was primarily due to a 16.3% increase in fuel costs from (Won)8,938 billion in 2006 to (Won)10,391 billion in 2007, and to a lesser extent, a 5.8% increase in maintenance costs from (Won)2,036 billion in 2006 to (Won)2,154 billion in 2007. The fuel costs accounted for 44.7% and 47.5% of the power generation, transmission, and distribution expenses in 2006 and 2007, respectively. The increase in fuel costs was primarily due to the increase in the unit fuel costs, particularly bituminous coal whose average contracted price per ton increased by 13.5% from (Won)48,923 in 2006 to (Won)55,519 in 2007, in line with the general increase in fuel prices worldwide as well as the increased volume of fuel used due to increased power generation. For further information on the increase in fuel costs from 2006 to 2007, see Item 4. “Information on the Company—Business Overview—Fuel.” The increase in maintenance costs was primarily a result of an increase in the maintenance periods of our power facilities primarily due to the ageing of our generation plants. Purchased power, which accounted for 9.8% of the total operating expenses in 2007, increased by 24.6% to (Won)2,584 billion in 2007 from (Won)2,073 billion in 2006, primarily due to the increase of unit fuel costs as well as a 5.7% increase in demand for electricity.

Our consolidated selling and administrative expenses increased by 2.2% to (Won)1,610 billion in 2007 from (Won)1,576 billion in 2006, primarily due to an increase in labor cost due to increased hiring and the annual wage increase and an increase in depreciation and amortization expenses primarily arising from an increase in acquisition of intangible assets arising from the installation of an enterprise resource planning system.

As a result of the foregoing, our consolidated operating income for 2007 decreased by 16.9% to (Won)2,822 billion in 2007 from (Won)3,395 billion in 2006. Our operating margin decreased from 12.4% in 2006 to 9.7% in 2007, largely due to the 16.3% increase in fuel costs which outpaced the 7.2% increase in our revenue from the sale of electricity.

Our consolidated net non-operating loss significantly increased to (Won)428 billion in 2007 from (Won)26 billion in 2006, primarily due to the effect of recording net loss on foreign currency transactions and translation in the amount of (Won)145 billion in 2007 compared to net gain on foreign currency transactions and translation in the amount of (Won)417 billion in 2006, which mainly resulted from Won depreciation against U.S. dollar in 2007. This was partially offset by a 49.4% increase in net equity income of affiliates to (Won)120 billion in 2007 from (Won)80 billion in 2006, which was mainly due to the increases in net income of our affiliates, such as Korea Gas Corporation and LG Powercom Corporation, and the effect of recording a net valuation gain on financial derivatives in the amount of (Won)24 billion in 2007 as compared to a net valuation loss on financial derivatives in the amount of (Won)173 billion in 2006, which resulted primarily from our entering into a significant number of swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

Our consolidated income tax expenses decreased to (Won)926 billion in 2007 from (Won)1,123 billion in 2006, due primarily to a decrease in income before income taxes. However, our effective tax rate increased to 38.70% in 2007 from 33.34% in 2006, primarily due to a decrease in tax benefit as a result of a decrease in dividend income from our affiliates and an increase in equity income of our affiliates.

As a cumulative result of the above factors, our consolidated net income decreased by 34.7% to (Won)1,467 billion in 2007 from (Won)2,246 billion in 2006, and our consolidated net income margin decreased from 8.2% in 2006 to 5.0% in 2007.

Segment Results

We operate the following business segments: transmission and distribution, power generation and all other. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by KEPCO’s six generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all other”. The all other segment consists primarily of operations related to the engineering and maintenance of generation plants, information services, sales of nuclear fuel, communication line leasing and others. In 2007 and 2008, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 1.83% and 1.85% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations.

LIQUIDITY AND CAPITAL RESOURCES

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4. “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3. “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

Capital Requirements

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was (Won)7,802 billion in 2006, (Won)6,984 billion in 2007 and (Won)1,961 billion (US$1,554 million) in 2008. Total long-term debt as of December 31, 2008 (including the current portion and discount on debentures on and excluding premium on debentures) was (Won)27,902 billion (US$22,110 million), of which (Won)19,707 billion (US$15,616 million) was denominated in Won and an equivalent of (Won)8,195 billion (US$6,494 million) was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were (Won)797 billion in 2006, (Won)1,032 billion in 2007 and (Won)1,142 billion (US$905 million) in 2008.

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

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were (Won)7.5 trillion in 2006, (Won)8.5 trillion in 2007 and (Won)8.9 trillion in 2008 and under current plans, are estimated to be approximately (Won)12.4 trillion in 2009 and approximately (Won)13.7 trillion in 2010.

In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding debt as of December 31, 2008 for each year from 2009 to 2013 and thereafter are set forth in the table below:

Year ended December 31	Local currency borrowings	Foreign currency borrowings	Domestic Debentures	Foreign debentures	Exchangeable bonds	Total
	(in millions of Won)
2009	2,201,430	52,390	2,190,000	1,498	—	4,445,318
2010	1,809,947	79,026	2,550,000	1,030,888	—	5,469,861
2011	1,110,720	83,370	2,990,000	1,396,204	1,040,796	6,621,090
2012	286,734	83,370	2,330,010	378,370	—	3,078,484
2013	125,110	88,260	1,960,000	1,824,304	—	3,997,674
Thereafter	93,642	204,064	2,060,000	1,932,060	—	4,289,766

	5,627,583	590,480	14,080,010	6,563,324	1,040,796	27,902,193

We have incurred interest charges (including capitalized interest) of (Won)1,191 billion in 2006, (Won)977 billion in 2007 and (Won)1,311 billion (US$774 million) in 2008. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 5.17 % in 2006, 4.85% in 2007 and 5.47% in 2008.

In June 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. On December 14, 2007, the Government approved our headquarter relocation plan, including the scale and the target year of the relocation. According to this plan, prepared in accordance with the special law and the related guidelines, the currently estimated total relocation cost is (Won)417.5 billion, including (Won)397.3 billion as costs of building the new headquarters building as well as (Won)20.2 billion of moving costs for our headquarters and employees. Based on the Special Act on Construction and Support of Innovation Cities Regarding the Relocation of Public Agencies Outside the Capital and related guidelines, we are required to sell the building and land for our current headquarters in Samsung-dong by the end of 2012.

We paid dividends on our common stock of (Won)738 billion in 2006, (Won)642 billion in 2007 and (Won)492 billion (US$390 million) in 2008. Currently, we have no plans to pay dividends in 2009 from our operations for 2008.

Capital Resources

In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. As of December 31, 2008, our long-term debt, excluding the current portion thereof, as a percentage of shareholders’ equity was 56.5%. We incurred (Won)4,918 billion of long-term debt in 2006, (Won)5,198 billion in 2007 and (Won)9,890 billion (US$7,837 million) in 2008. As of December 31, 2008, the current portion of long-term debt was (Won)4,445 billion (US$3,522 million) as compared to (Won)4,670 billion as of December 31, 2007. As of December 31, 2008, we had (Won)1,358 billion (US$1,076 million) of short-term borrowings as compared to (Won)820 billion as of December 31, 2007. See Note 17 of the notes to our consolidated financial statements. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions amounting to (Won)1,451 billion and US$ 110 million, the full amount of which was available as of December 31, 2008. In addition, in September 2008, we have established a global medium-term notes program up to an aggregate amount of US$1 billion, which may be drawn down wholly or in part, depending on the market conditions.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency-denominated long-term debt increased to (Won)8,195 billion (US$6,493 million) as of December 31, 2008 from (Won)5,667 billion as of December 31, 2007.

Our ability to incur long-term debt in the future is subject to a variety of factors, many of which are beyond our control, including, among others, the implementation of the Restructuring Plan and the amount of capital that other Korean entities may seek to raise in capital markets. Economic, political and other conditions in Korea may also affect investor demand for our securities and those of other Korean entities. In addition, our ability to incur debt will also be affected by the Government’s policies relating to foreign currency borrowings, the liquidity of the Korean capital markets and our operating results and financial condition. In case of adverse developments in Korea, however, the price at which such financing may be available may not be acceptable to us.

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. In case of adverse economic developments in Korea, however, the share price at which such financing may be available may not be acceptable to us. See Item 3. “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea may adversely affect us.”

Our total stockholders’ equity decreased from (Won)44,267 billion as of December 31, 2007 to (Won)41,275 billion (US$32,706 million) as of December 31, 2008.

Liquidity

Substantially all of our revenues are denominated in Won. However, as of December 31, 2008, 29.4% of our long-term debt (including the current portion thereof) was denominated in currencies other than Won. We have incurred such foreign currency debt in the past principally due to the limited availability and the high cost of

Won-denominated financing in the Republic. Although we intend to continue to raise certain amounts of capital through long-term foreign currency debt, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.

We enter into currency swaps and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 24 of the notes to our consolidated financial statements. Due to the considerable amount of our long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt. In order to hedge against foreign currency fluctuation risks, we generally enter into foreign currency swap agreements. 10.4% of our long-term debt, after accounting for swap transactions, was denominated in foreign currency as of December 31, 2008.

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

Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress increased from (Won)9,824 billion as of December 31, 2007 to (Won)10,178 billion (US$8,065 million) as of December 31, 2008. Fuel costs represented 36.5% and 51.2% of revenues from sale of electric power in 2007 and 2008, respectively.

We had a working capital deficit (working capital being defined as current assets minus current liabilities) of (Won)197 billion (US$156 million) as of December 31, 2008, compared to a working capital deficit of (Won)3 billion as of December 31, 2007, mainly due to a decrease in cash and cash equivalents as well as an increase in the current trade payables. Due to the capital-intensive nature of our business, we have traditionally operated with a working capital deficit, and we may have substantial working capital deficit in the future. In order to meet capital requirements related to working capital deficit, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. See “—Capital Resources”.

During 2007 and 2008, we declared and paid dividends of (Won)621 billion and (Won)467 billion related to income earned in 2006 and 2007, respectively. In 2009, no dividend has been or is expected to be paid as we recorded net loss in 2008.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2008.

Contractual Obligations and Commercial Commitments

The following summarizes certain of our contractual obligations as of December 31, 2008 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	(Won)	27,902	(Won)	4,445	(Won)	12,091	(Won)	7,076	(Won)	4,290
Interest payments on long-term debt(3)		6,900		1,360		1,899		1,001		2,640
Short-term borrowings		1,358		1,358		—		—		—
Plant construction(4)		55,257		7,798		17,843		20,583		9,033
Accrual for retirement and severance benefits(5)		1,433		58		171		235		969

Total	(Won)	92,850	(Won)	15,019	(Won)	32,004	(Won)	28,895	(Won)	16,932

Notes:

(1)	We entered into capital lease agreements with Korea Development Leasing Corporation and others for certain computer systems. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2008 were immaterial.
(2)	Includes the current portion and excludes amortization of note discount and issue costs.
(3)	As of December 31, 2008, a portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2008 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.
(4)	Based on budgeted amounts of capital expenditure for the construction of generation through 2014. The budgeted amounts may differ from the actual amounts of expenditure.
(5)	Represents, as of December 31, 2008, the amount of the severance and retirement benefits which we will be required under applicable Korean laws to pay to all of our employees when they reach their normal retirement age.

For a description of our commercial commitments and contingent liabilities, see Note 32 of the notes to our consolidated financial statements.

We entered into a power purchasing agreement with GS EPS Co., Ltd. and other independent power producers, under which and in accordance with the Electricity Business Act of Korea we are required to purchase a minimum amount of power from these companies. Power we purchased from these companies amounted to (Won)1,299 billion, (Won)1,487 billion and (Won)2,228 billion for the years ended December 31, 2006, 2007 and 2008, respectively.

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

Under the Long-term Transmission and substation plan approved by the Ministry of Knowledge Economy, which took effect on March 13, 2009, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

In July 2005, nine government-invested utilities companies, including us, entered into the Renewable Portfolio Agreement with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. During Phase I, which lasted from 2006 to 2008, we and our generation subsidiaries made capital expenditures of (Won)520.1 billion to construct renewable energy generation capacity of 289 megawatts. During Phase II, which is expected to last from 2009 to 2011, we and our generation subsidiaries are scheduled to make capital expenditures of (Won)1,968.0 billion to construct renewable energy generation capacity of 811 megawatts.

The breakdown of capital expenditures for Phase I and Phase II under the Renewable Portfolio Agreement by type of expenditure is as follows:

	Phase I (2006 – 2008)		Phase II (2009 – 2011)
	(in billions of Won)
Facilities investment	(Won)	380.0	(Won)	1,864.3
Research and development		127.6		93.0
Promotion and other		12.5		10.7

Total	(Won)	520.1	(Won)	1,968.0

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2008 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, SAR)
Payment of import letter of credits	Korea Exchange Bank and others	US$	1,000,481
Payment of customs duties	Korea Exchange Bank and others	(Won)	12,660
Inclusive credits	Kookmin Bank and others	(Won)	8,000
Borrowings	Woori Bank and others	US$ (Won)	75,000 324,000
Performance guarantees	Korea Exchange Bank and others	US$	225,872
Payment of foreign currency	Korea Exchange Bank	(Won)	50,000
	Shinhan Bank and others	US$	43,633
	Export-Import Bank of Korea	SAR	25,000

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, JPY)
Overdraft	Korea Exchange Bank and others	(Won)	725,000
Commercial paper	Korea Exchange Bank and others	(Won) US$	645,000 110,000
Trade financing	National Agricultural Cooperative Federation and others	(Won)	81,000
Repayment guarantees for foreign currency debentures	Korea Development Bank	US$	686,757
	Kookmin Bank	JPY	3,000,000

We are provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

We provided a promissory note of (Won)1.8 billion to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract. In the event we fail to perform, we may be required to fund the promissory note which will be repayable. We also provided one promissory note to Woori Bank and three promissory notes to Korea Resource Corporation.

We have entered into contracts with Doosan Industrial Co., Ltd. and others in the aggregate amount of (Won)9,324 billion (US$7,388 million) and JPY17,792 million as of December 31, 2008 for construction of power plant facilities and facility maintenance.

We have provided the following guarantees for our subsidiaries as of December 31, 2008:

Type	Guaranteed company	US$ (thousands)
Subsidiary	KEPCO Ilijan Co.(1)	US$ 72,000
Subsidiary	KEPCO Shanxi International Ltd.(2)	US$ 180,000 US$ 110,640 (Libor+2%)
Subsidiary	KEPCO Lebanon SARL.(3)	US$ 17,112
Subsidiary	KEPCO SPC Power Corporation(4)	US$ 100,000
Subsidiary	KOMIPO Global Pte Ltd.(5)	IDR 12,300,000

Notes:

(1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Cooperation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. We have provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation.
(2)	KEPCO Shanxi International Ltd., our wholly owned subsidiary, formed a consortium with Deutsche Bank and Shanxi International Electric Power Ltd. in order to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (in which KEPCO Shanxi holds 34% equity interest) to support this business. We provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for the loan amounting to US$180 million, which KEPCO Shanxi International Ltd. borrowed from HSBC and EXIM Bank. We agreed with Deutsche Bank to refund the investment of US$111 million and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, if Gemeng International Energy Group Co., Ltd. becomes bankrupt within two years from the establishment date or fails to be listed on the Hong Kong stock exchange within six years from the establishment date.
(3)	We have provided performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17 million to the Lebanon Electricity Agency.
(4)	We invested in power plant construction in Cebu, Philippines and established KEPCO SPC Power Corporation to support this business. KEPCO SPC Power Corporation borrowed from EXIM Bank for financing and provided EXIM Bank with payment guarantee amounting to US$100 million for borrowings.
(5)	We provided Indonesia Mizuho Bank with secondary performance guarantee of IDR12.3 billion for the power generation business of PT. Cirebon Electric Power in Indonesia.

Other than as described in this report and also in Note 32 of the notes to our consolidated financial statements, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2008.

As of December 31, 2008, we and our generation subsidiaries were engaged in 373 lawsuits as a defendant and 91 lawsuits as a plaintiff regarding matters arising in the ordinary course of business. As of the same date, the total amount of damages claimed against us was (Won)334 billion, for which we have made a reserve of (Won)29 billion as of December 31, 2008, and the total amount claimed by us was (Won)62 billion as of December 31, 2008. The outcome of these lawsuits cannot presently be determined. Our management believes that the ultimate results from these lawsuits will not have a material adverse effect on our financial position, results of operation or liquidity. For a description of our legal proceedings, see Item 8. “Financial Information—Legal Proceedings.”

We also have contingent liabilities under the termination agreement with the Korean Peninsula Energy Development Organization. See Note 32(d) of the notes to our consolidated financial statements.

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

Adjustments to Net Income:

	2006		2007		2008		2008
	(In millions of Won and thousands of US$)
NET INCOME (LOSS) UNDER KOREAN GAAP	(Won)	2,245,764	(Won)	1,467,168	(Won)	(2,914,039)	$(2,309,064)
ADJUSTMENTS:
MINORITY INTERESTS		(20,204)		(40,711)		(41,300)	(32,726)
OPERATING INCOME
Asset revaluation (Note 36(b))		389,184		330,115		341,605	270,685
Special depreciation (Note 36(c))		(5,389)		(5,328)		(2,776)	(2,200)
Regulated operation (Note 36(d))		(56,971)		(2,135)		157,423	124,741
Capitalized foreign currency translation (Note 36(f))		171,462		151,088		134,714	106,747
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 36(e))		(11,126)		(1,461)		(7,631)	(6,047)
Liabilities for decommissioning costs and capitalized asset retirement costs (Note 36(j))		26,273		81,335		(844,988)	(669,563)
Reserve for self-insurance (Note 36(m))		5,324		5,331		5,995	4,750
Revenue recognition (Note 36(a))		(488)		52,057		73,784	58,466
Intangible assets (Note 36(g))		—		(44,013)		(4,965)	(3,934)
Classification differences in the consolidated statements of income(1)		(185,973)		(157,762)		(25,807)	(20,449)
OTHER INCOME (EXPENSES)
Asset revaluation—equity investments (Note 36(b))		19,973		13,349		12,339	9,777
Capitalized foreign currency translation (Note 36(f))		40,341		2,381		(863)	(684)
Convertible bonds (Note 36(k))		(44)		(97,580)		(520,731)	(412,624)
Gain on disposal of subsidiaries (Note 36(n))		—		63,209		—	—
Equity income of affiliates(2)		(99,982)		(132,914)		(110,871)	(87,853)
Credit valuation adjustment (Note 36(p))		—		—		(15,698)	(12,439)
Classification differences in the consolidated statements of income(1)		185,973		157,762		25,807	20,449
INCOME TAX EXPENSES
Deferred income taxes		(158,910)		(120,192)		(198,222)	(157,070)
Change in enacted tax rates (Note 36(h))		—		—		6,366	5,044
FIN48 Liabilities (Note 36(i))		—		(2,876)		(178)	(141)
Tax effect of gain on disposal of subsidiaries (Note 36(n))		—		(16,264)		—	—
Tax effect of equity income of affiliates(2)		10,831		24,944		17,492	13,861
EQUITY INCOME OF AFFILIATES, NET OF TAX(2)		89,151		107,970		93,379	73,993

NET INCOME (LOSS) UNDER U.S. GAAP	(Won)	2,645,189	(Won)	1,835,473	(Won)	(3,819,165)	$(3,026,281)

Notes:

(1)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP since those are regarded as operating expenses. This reclassification does not affect the net income under U.S. GAAP.
(2)	Under Korea GAAP, equity income of affiliates is presented as other income, while it is shown after income tax expense under U.S. GAAP.

Adjustments to Stockholders’ Equity:

	Korean Won				Translation into U.S. Dollars
	2007		2008		2007
	(In millions of Won and thousands of US$)
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP	(Won)	44,266,853	(Won)	41,274,814	$32,705,874
ADJUSTMENTS:
Current Asset
Account Receivables Revenue recognition (Note 36(a))		995,387		1,069,171	847,204
UTILITY PLANT
Asset revaluation (Note 36(b))		(6,766,801)		(6,425,196)	(5,091,281)
Capitalized asset retirement costs (Note 36(j))		(919,159)		(866,658)	(686,734)
Construction in progress (Note 36(g))		300,000		300,000	237,718
Special depreciation (Note 36(c))		2,776		—	—
Capitalized foreign currency translation (Note 36(f))		(1,180,796)		(1,046,947)	(829,593)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 36(e))		115,549		107,918	85,513
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights (Note 36(g))		(300,000)		(300,000)	(237,718)
Research and development cost (Note 36(g))		(44,013)		(48,978)	(38,810)
INVESTMENT SECURITIES
Asset revaluation (Note 36(b))		(48,784)		(36,446)	(28,880)
Available-for-sale securities (Note 36(o))		—		6,266	4,965
FINANCIAL DERIVATIVES
Credit valuation adjustments (Note 36(p))		—		(85,759)	(67,955)
DEFERRED INCOME TAXES		1,533,405		1,358,236	1,076,257
LIABILITIES
Liabilities for decommissioning costs (Note 36(j))		2,294,969		1,397,480	1,107,353
Regulated operation (Note 36(d))		(731,340)		(573,917)	(454,768)
Reserve for self-insurance (Note 36(m))		109,273		115,268	91,338
Convertible bonds (Note 36(k))		(166,436)		(687,261)	(544,581)
FIN48 Liabilities (Note 36(i))		(13,380)		(16,231)	(12,861)
Credit valuation adjustments (Note 36(p))		—		1,356	1,074
MINORITY INTERESTS (Note 36(l))		(234,441)		(312,945)	(247,975)

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	39,213,062	(Won)	35,230,171	$27,916,140

Note 36 to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

The material differences between Korean GAAP and U.S. GAAP as applied to our consolidated statements of income relate to the following.

Revenue Recognition

We read meters and bills customers on a cycle basis. We do not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Public Enterprise Associate

Government Agency, which have been approved by the Korean Ministry of Strategy and Finance and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, we recognize unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, we did not recognize any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the our prior year consolidated financial statements using the income statement approach.

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

The following table shows the components of regulated assets and liabilities as of December 31, 2007 and 2008.

	2007		2008		2008
	(In millions of Won and thousands of US$)
Capitalized foreign currency translation	(Won)	668,008	(Won)	609,723	$483,140
Reserve for self-insurance		(109,273)		(115,268)	(91,338)
Deferred income taxes		(1,290,075)		(1,068,372)	(846,570)

Total	(Won)	(731,340)	(Won)	(573,917)	$(454,768)

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

Under Korean GAAP, We recognized the payment of (Won)300 billion to the City of Gyeongju as an intangible asset. Under U.S. GAAP, the Company reclassified it to a construction-in-progress in utility plants. Under Korean GAAP and U.S. GAAP, such amount will be amortized using the unit-of-production method upon completion of repository.

Deferred Income Taxes

Under Korean GAAP, the effect of changes in tax law related to items recorded directly in shareholders’ equity is reflected directly in the shareholders’ equity, while under U.S. GAAP, the effect is reflected in continuing operations in the period of enactment of the new tax law.

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

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2008 in the following table:

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions of Won and thousands of US$)
Total unrecognized tax benefits at January 1	(Won)	17,200	(Won)	5,690	$4,508
Amount of increase for current year’s tax position		1,231		11,394	9,029
Gross amount of increases for prior years’ tax position		—		458	363
Gross amount of decreases for prior years’ tax position		(12,741)		(4,847)	(3,841)

Total unrecognized tax benefits at December 31	(Won)	5,690	(Won)	12,695	$10,059

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, our effective tax rate. As of January 1, 2008 and December 31, 2008, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is (Won)2,106 million and (Won)6,438 million, respectively.

Our continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, we had total gross accrual for interest income and penalties of (Won)7,691 million and (Won)3,537 million as of January 1, 2008 and December 31, 2008, respectively.

The Company’s major tax jurisdiction is the Republic of Korea, and during the years ended December 31, 2007 and 2008, tax audits by National Tax Service for six entities, including KEPCO, were carried out. The unrecognized tax benefits of the entities as of December 31, 2008 reflect the results of tax audits.

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

As explained in Note 36 to our consolidated financial statements, under Korean GAAP, we have accrued (Won)5,471 billion for the liability for decommissioning costs as of December 31, 2008. Under U.S. GAAP, the Company has accrued (Won)4,073 billion for the liability for decommissioning costs as of December 31, 2008. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability is due to the impact of the discount rate described in the first bullet above.

Prior to 2009, we were responsible for (i) dismantling of nuclear power plants and (ii) disposal of spent fuel and low and intermediate radioactive waste. As mentioned in Note 21 in the consolidated financials included in this annual report, with the enactment of the Radioactive Waste Management Act, the responsibility of disposal of spent fuel and low & intermediate radioactive waste was transferred to newly established the Korea Radioactive Management Corporation (“KRMC”). As a result, the liability for decommissioning cost for spent fuel and low & intermediate radioactive waste is changed into normal payables to third party, KRMC. Accordingly, the GAAP difference of (Won)956,520 million ((Won)943,098 million for spent fuel and (Won)13,422 million for low & intermediate radioactive waste), caused by the difference in discount rates utilized under Korean GAAP and U.S. GAAP, is resolved.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions of Won and thousands of US$)
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(919,159)	(Won)	(866,658)	$(686,734)
Decrease in liabilities for decommissioning costs		2,294,969		1,397,480	1,107,353

Increase in shareholders’ equity	(Won)	1,375,810	(Won)	530,822	$420,619

Details of our asset retirement costs as of December 31, 2007 and 2008 under U.S. GAAP are as follows:

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions of Won and thousands of US$)
Capitalized asset retirement costs	(Won)	1,613,433	(Won)	1,134,699	$899,128
Less : accumulated depreciation		(873,182)		(395,025)	(313,015)

	(Won)	740,251	(Won)	739,674	$586,113

Changes in liabilities for decommissioning costs for the years ended December 31, 2007 and 2008 under U.S. GAAP are as follows:

	Korean Won				Translation into U.S. Dollars
	2007		2008		2008
	(In millions of Won and thousands of US$)
Balance at beginning of year	(Won)	5,297,018	(Won)	5,911,298	$4,684,071
Liabilities incurred		306,196		470,376	372,722
Accretion expense for the year		363,841		320,250	253,765
Liabilities reversed(1)		(48,298)		—	—
Payments		(7,459)		(8,791)	(6,966)
Transfer to long-term other account payable(2)		—		(3,576,369)	(2,833,890)
Others(3)		—		956,520	757,940

Balance at end of year	(Won)	5,911,298	(Won)	4,073,284	$3,227,642

Notes:

(1)	In 2007, the usage period of Kori-1 nuclear generation unit was extended by 10 years under the permission of Ministry of Education, Science and Technology (formerly, the Ministry of Science and Technology). Accordingly, we recorded the difference between previously estimated and newly estimated amounts for the decrease in the liability.
(2)	For spent fuel discharged prior to December 31, 2008, we have accrued the liability of (Won)3,576,369 million. Under the newly enacted Radioactive Waste Management Act, we are required to pay a fee in the same amount for spent fuel disposal to the newly established Korea Radioactive Management Corporation over 15 years after a grace period of five years. Accordingly, the liability of (Won)3,576,369 million is reclassified as the long-term other accounts payable. However, the liability for low and intermediate radioactive waste of (Won)420,724 million as of December 31, 2008 is still recorded as liability for decommissioning cost as its payment term is not determined yet.
(3)	As explained on the previous page, with the transfer of responsibilities of disposal of spent fuel and low and intermediate radioactive waste, the liability under U.S. GAAP increased by (Won)956,520 million to record the same amount of liability under Korean GAAP, and as such there is no longer a GAAP difference.

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

Reserve for Self-insurance

Under Korean GAAP, in accordance with the Accounting Regulations for Public Enterprise Associate Government Agency, we provide a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with our non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

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

Gain on Valuation of Non-marketable Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income until realized.

However, under U.S. GAAP, investments in non-marketable equity securities that do not have readily determinable fair value are stated at cost using the cost method.

Fair Value Hierarchy

Effective January 1, 2008, we adopted SFAS No. 157 “Fair Value Measurements”. In accordance with the provisions of FSP No. FAS 157-2, the Company has decided to defer the adoption of SFAS No. 157 a year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

SFAS No. 157 provides for the following:

(i)	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

(ii)	Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

(iii)	Requires consideration of nonperformance risk when valuing liabilities; and

(iv)	Expands disclosures about instruments measured at fair value.

We classify fair value balances based on the fair value hierarchy defined by SFAS No. 157. The classification of valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1	—	Quoted prices for identical instruments in active markets;

Level 2	—	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable: and

Level 3	—	Instruments whose significant inputs are unobservable.

Following is a description of the valuation methodologies the Company used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment securities

We classified available-for-sale equity securities with marketability within Level 1 of the valuation hierarchy where quoted prices are available in an active market. We generally classify our securities within Level 2 of the valuation hierarchy where quoted prices for identical instruments in active markets are not available. We determine the fair values of our securities using pricing models, quoted prices of securities with similar characteristics or discounted cash flow models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.

Derivatives

Derivatives are composed of cross currency swap and interest rate swaps were valued using internal models that use readily observable market inputs, such as foreign currency exchange rates and swap rates. We classified derivatives within Level 2 of the valuation hierarchy.

Under Korean GAAP, fair value of derivatives is determined assuming the same nonperformance risk for the entity and the counterparty. However, U.S. GAAP requires consideration of both the entity’s nonperformance risk and counterparty nonperformance risk in determining the fair value of a derivative instrument. Due to such differences, for U.S. GAAP purpose, net loss and other comprehensive income for the year ended December 31, 2008 increased by (Won)15,698 million and decreased by (Won)68,706 million, respectively, compared to those under Korean GAAP.

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2008:

	Korean Won (in million)
	Level 1		Level 2		Total
Assets:
Investment securities	(Won)	8,725	(Won)	13,960	(Won)	22,685
Financial derivatives		—		1,240,790		1,240,790

Total Assets	(Won)	8,725	(Won)	1,254,750	(Won)	1,263,475

Liabilities:
Financial derivatives	(Won)	—	(Won)	19,997	(Won)	19,997

Total Liabilities	(Won)	—	(Won)	19,997	(Won)	19,997

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

The carrying amounts and estimated fair values of our consolidated financial instruments as of December 31, 2007 and 2008 are summarized as follows:

	2007				2008
	Carrying Amount		Fair value		Carrying Amount		Fair value
	(In millions of Won and thousands of US$)
Cash and cash equivalents	(Won)	1,574,329	(Won)	1,574,329	(Won)	1,452,886	(Won)	1,452,886
Short-term financial instruments		1,583,271		1,583,271		316,442		316,442
Trade receivables and account receivables-other		2,995,893		2,995,893		3,532,552		3,532,552
Investments:
Practicable to estimate fair value		44,495		44,495		22,685		22,685
Not practicable		159,523		N/A		201,746		N/A
Short-term borrowings		(820,315)		(820,315)		(1,357,710)		(1,357,710)
Trade payables and accounts payable-other		(2,273,313)		(2,273,313)		(3,099,089)		(3,099,089)
Long-term other account payable		—		—		(3,576,369)		(3,576,369)
Long-term debt, including current portion		(20,790,781)		(20,712,008)		(27,763,594)		(27,907,314)

Supplementary U.S. GAAP Disclosures

Our supplementary information for the statement of cash flows is as follows:

	2006		2007		2008
	(In millions of Won and thousands of US$)
Interest paid, net of capitalized portion	(Won)	755,466	(Won)	903,916	(Won)	928,119	$735,435
Income taxes paid		931,790		1,385,254		699,070	553,939

Significant Changes in U.S. GAAP

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. Specifically, SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; establishes a three-level hierarchy for fair value measurements based on the assumptions that market participants would use in pricing the asset or liability; requires consideration of the risk in a particular valuation technique and the risk inherent in the inputs, and nonperformance risk when valuing liabilities; and expands disclosures about the inputs used to measure fair value, recurring fair value measurements using significant unobservable inputs and the effect of the measurements on earnings for the period. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. This hierarchy requires us to use observable market data and to minimize the use of unobservable inputs when determining fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The impact of adoption of SFAS 157 is disclosed in Note 36 in the consolidated financials included in this annual report. In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). In October 2008, the FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FAS 157-3”), which further clarifies the application of SFAS No. 157 in an inactive market and provides an example to illustrate key considerations in determining the fair value of a financial asset in an inactive market. FAS 157-3 was effective immediately upon issuance. Effective January 1, 2008, we adopted SFAS No. 157, FSP 157-1, FSP 157-2 and FSP 157-3 for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. Adoption of SFAS 157 did not have a material effect on our financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” SFAS No. 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Accordingly, SAFS No. 159 provides an opportunity to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the adoption of SFAS No. 159 did not have a material impact on our results from operations or financial position.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R) SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. We are currently evaluating the impact of SFAS 141R on our consolidated financial statements for any potential business combinations subsequent to January 1, 2009.

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

In May 2008, the FASB issued FASB Staff Position (FSP) APB14-1. “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This Statement clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), not addressed by Paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (Issue 07-5). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for us on January 1, 2009, and we are currently evaluating the impact of adopting Issue 07-5 on our consolidated financial condition, operating results and cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP No. FAS 140-4 and FIN 46R-8”). FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FIN 46R and is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for us. The adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on our results from operations or financial condition.

In January 2009, the FASB issued FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (“FSP No. EITF 99-20-1”). FSP No. EITF 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. EITF 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008, or December 31, 2008 for us. The adoption of FSP No. EITF 99-20-1 did not have a material impact on our results from operations or financial condition.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for us, with early adoption permitted. We did not early adopt this FSP. We are currently evaluating the impact of the adoption of FSP No. FAS 115-2 and FAS 124-2 to our financial condition, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS No. 165 establishes standards of accounting for and disclosure of events that occur after the balance sheet date but before the date that the financial statements are issued or are available to be issued. Specifically, the Statement sets forth (1) the period after the balance sheet date during which management of a reporting entity will evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity will recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity will make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4. “Information on the Company—Business Overview—Regulation”.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See Item 4. “Information on the Company—Business Overview—Research and Development.”

TREND INFORMATION

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in “—Operating Results” and “—Liquidity and Capital Resources.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Under the KEPCO Act, the Public Agencies Management Act and our Articles of Incorporation, our board of directors, which consists of not more than 15 directors, including the president, is vested with the authority over our management.

Pursuant to our Articles of Incorporation and the Public Agencies Management Act, we have two types of directors: standing directors (sangim-isa in Korean) and non-standing directors (bisangim-isa in Korean). The standing directors refer to our directors who serve their positions in full-time capacity. Many of our standing directors concurrently hold executive positions with us or our subsidiaries.

The non-standing directors refer to our directors who do not serve their positions in full-time capacity. The non-standing directors currently do not hold any executive positions with us or our subsidiaries. There currently may not be more than seven standing directors, including our president, and more than eight non-standing directors. The number of standing directors, including our president, may not exceed the number of non-standing directors. A senior non-standing director appointed by the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the Ministry of Knowledge Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. The non-standing directors must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and having ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors. Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management performance. The term of our president is three years, while that of our directors is two years. According to the Public Agencies Management Act, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Public Agencies Management Act or upon an event as specified in our Articles of Incorporation.

The names, titles, and outside occupations, if any, of the directors as of June 19, 2009 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Kim, Ssang-Su	(64)	President and Chief Executive Officer and Standing Director	None	August 27, 2008

Kang, Seung-Churl	(49)	Standing Director and Controller & Auditor General	None	December 8, 2008

Kim, Moon-Duk	(57)	Standing Director and Executive Vice President (concurrently Executive Vice President of the General Business Division)	None	September 1, 2007

Name	Age	Title	Outside Occupation	Position Held Since
Jung, Chan-Ki	(56)	Standing Director and Executive Vice President of the Planning & Coordination Division	None	February 12, 2009

Lee, Do-Shik	(57)	Standing Director and Executive Vice President of the Administration Division	None	February 12, 2009

Chang, Young-Jin	(56)	Standing Director and Executive Vice President of the Power Technology Division	None	February 12, 2009

Byun, Jun-Yeon	(54)	Standing Director and Executive Vice President of the Overseas Business Division	None	February 12, 2009

Rieh, Chong-Hun	(74)	Non-Standing Director and Chairman of the Board of Directors	President, Power-Built Consulting	May 18, 2009

Kim, Jae-Kyu	(60)	Non-Standing Director	Standing advisor of Natura Korea Inc.	October 12, 2006

Park, Yong-Hwan	(52)	Non-Standing Director	Professor, Department of Fire and Disaster Prevention, Hoseo University	September 19, 2007

Bae, Jae-Wook	(64)	Non-Standing Director	Attorney at law, Bae Jae Wook Law Office	June 30, 2008

Kim, Sun-Jin	(55)	Non-Standing Director and Member of the Audit Committee	Professor, Department of Material Science and Engineering, Hanyang University	June 30, 2008

Kim, Jung-Kook	(62)	Non-Standing Director and Member of the Audit Committee	Chief Executive Officer, Bogo Economic Research Institute	October 31, 2008

Kim, Kyung-Min	(54)	Non-Standing Director	Professor, Department of Political Science and Diplomacy, Hanyang University	March 31, 2009

Chang, Seok-Hyo	(62)	Non-Standing Director	Former Deputy Mayor of the Metropolitan City of Seoul	May 18, 2009

Kim, Ssang-Su has been our President, Chief Executive Officer and Standing Director since August 27, 2008. Prior to his current position, he served as Vice Chairman of, and subsequently as Senior Adviser to, LG Electronics, a leading electronics manufacturer based in Korea. Mr. Kim received a B.S. in mechanical engineering from Hanyang University.

Kang, Seung-Churl has been our Standing Director and Controller & Auditor General since December 8, 2008. Prior to his current position, he served as Representative Director of Seoul Future Economy Forum in Korea. Mr. Kim received a B.S. in resources engineering from Seoul National University and an M.S. in civil engineering from University of California, Berkeley.

Kim, Moon-Duk has been our Standing Director since September 1, 2007. Mr. Kim also currently serves as our Executive Vice President (concurrently Executive Vice President of the General Business Division) and previously served as our Vice President of Transmission & Substation Department. Mr. Kim received an M.S. in nuclear engineering from Massachusetts Institute of Technology.

Jung, Chan-Ki has been our Standing Director since February 12, 2009. Mr. Jung also currently serves as our Executive Vice President of the Planning & Coordination Division and previously served as our Vice President of Personnel & General Affairs Department. Mr. Jung received an M.B.A. from Sogang University.

Lee, Do-Shik has been our Standing Director since February 12, 2009. Mr. Lee also currently serves as our Executive Vice President of the Administration Division and previously served as our Vice President of Central Education Institute. Mr. Lee received a B.A. in public administration from Konkuk University.

Chang, Young-Jin has been our Standing Director since February 12, 2009. Mr. Chang also currently serves as our Executive Vice President of the Power Technology Division and previously served as our Vice President of Technology Policy & Planning Department. Mr. Chang received an M.S. in nuclear engineering from Institut National Des Sciences et Techniques Nucleaires (France).

Byun, Jun-Yeon has been our Standing Director since February 12, 2009. Mr. Kim also currently serves as our Executive Vice President of the Overseas Business Division and previously served as our Vice President of Overseas Nuclear Projects Department. Mr. Byun received a B.S. in electrical engineering from Korea University.

Rieh, Chong-Hun has been our Non-Standing Director since May 18, 2009. Mr. Rieh currently serves as the President of Power-Built Consulting. Mr. Rieh received a B.S. in electrical engineering from Seoul National University.

Kim, Jae-Kyu has been our Non-Standing Director since October 12, 2006. Mr. Kim currently serves as the standing advisor of Natura Korea Inc. Mr. Kim received a B.A. in trade from Pusan National University.

Park, Yong-Hwan has been our Non-Standing Director since September 19, 2007. Mr. Park is currently a professor of Fire and Disaster Prevention at Hoseo University. Mr. Park received a B.S. in mechanical engineering from Seoul National University and a Ph.D. in mechanical engineering from the University of Michigan.

Bae, Jae-Wook has been our Non-Standing Director since June 30, 2008. Mr. Bae is an attorney at law and represents the Bae Jae Wook Law Office. Mr. Bae received a bachelor’s degree in law from Seoul National University and a master’s degree in comparative law from the University of Michigan.

Kim, Sun-Jin has been our Non-Standing Director since June 30, 2008 and member of our Audit Committee since December 8, 2008. Mr. Kim is currently a professor of material Science and engineering in Hanyang University. Mr. Kim received a B.S. in material science and engineering from Hanyang University and a doctorate degree in material science and engineering from the University of Iowa.

Kim, Jung-Gook has been our Non-Standing Director since October 31, 2008 and member of our Audit Committee since December 8, 2008. Mr. Kim currently serves as the Chief Executive Officer of Bogo Economic Research Institute. Mr. Kim received his B.A. in business administration from Seoul National University.

Kim, Kyung-Min has been our Non-Standing Director since March 31, 2009. Mr. Kim is currently a professor of political science and diplomacy in Hanyang University. Mr. Kim received a B.A. in politics from Hanyang University and a Ph. D from the University Missouri.

Chang, Seok-Hyo has been our Non-Standing Director since May 18, 2009. Mr. Chang previously served as the Deputy Mayor in the Metropolitan City of Seoul. Mr. Chang received a B.S. in agricultural science and a master’s degree in environmental planning from Seoul National University.

The presence at board meetings of a majority of the board members constitutes a voting quorum, and resolutions can be passed by a majority of the board members. In the event the president acts in violation of law or the Articles of Incorporation, is negligent his duties, or otherwise is deemed to be significantly impeded in performing his official duties as chief executive officer, the board of directors may by resolution request the Minister of the Ministry of Knowledge Economy to dismiss or recommend the dismissal of the president.

Non-standing directors may request any information necessary to fulfill their duties from the chief executive officer, and except in special circumstances, the chief executive officer must comply with such request.

There are no family relationships among the members of our board of directors or the members of our senior management.

The business address of our directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

Audit Committee

In June 2005, we amended our Articles of Incorporation, among others, to establish a board of auditors, consisting of standing auditors and non-standing auditors, in compliance with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Securities Exchange Act of 1934. The standing auditor was required to be appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee, following a resolution at the general meeting of our shareholders. The non-standing auditors was required to be appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance from a pool of candidates recommended by the director nomination committee and approved by the Public Agencies Operating Committee. Each member of the board of auditors was severally responsible for performance of its duties required under the Commercial Code of Korea and other applicable laws of Korea. In addition, these auditors performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act through a board of auditors. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors upon expiration of the term of the last remaining member of the board of auditors.

In September 2007, we further amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Public Agencies Management Act, the Financial Investment Services and Capital Markets Act and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be the non-standing directors. The roles and responsibilities of our audit commit members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act.

At an extraordinary general meeting of our shareholders held on December 8, 2008, we appointed three members of our board of directors, namely Kang, Seong-Chul, a standing director, Kim, Sun-Jin and Kim, Jung-Kook, each a non-standing director, to the newly established audit committee. These members of the audit committee currently remain as members of our audit committee as well as our board directors and all such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Financial Investment Services and Capital Markets Act and the New York Stock Exchange listing standards.

Board Practices

Under the Public Agencies Management Act and our Articles of Incorporation, which became effective on April 1, 2007, the term of office for our directors and executive officers that are appointed after April 1, 2007 is three years for the president and two years for other executive officers and auditors. The officers, the directors and the auditors may be reappointed for an additional term of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

Our board currently does not maintain a compensation committee. See Item 16G. “Corporate Governance”. However, we currently maintain an audit committee meeting the requirements of the Sarbanes-Oxley Act to perform the roles and responsibilities of the compensation committee. Prior to the establishment of the audit committee on December 8, 2008 pursuant to the Public Agencies Management Act, we maintained a board of auditors, which performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the financial and accounting audit by the independent registered public accountants.

The president’s management contract provides for benefits upon termination of his employment. The amount for termination benefits payable equals the average value of compensation for one month times the number of years the president is employed by us, provided that the president is only eligible for termination benefits after more than one year of continuous service.

The terms for termination benefits for standing directors are determined in accordance with our internal regulations for executive compensation. Standing directors are only eligible for benefits upon termination of employment or death following one year of continuous service.

See also Item 16G. “Corporate Governance” for a further description of our board practices.

Compensation of Directors and Supervisors

In 2008, the aggregate amount of remuneration paid and accrued to our directors and executive officers (including the statutory auditors) as a group, was (Won)2,176 million. The aggregate amount we paid or accrued in 2008 to provide retirement and severance benefits for our directors and executive officers, including our statutory auditors, was (Won)152 million.

Share Ownership

None of our directors and members of our administrative, supervisory or management bodies owns more than 0.1% of our common stock.

EMPLOYEES

As of December 31, 2008, we had 38,599 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8.3% of our regular employees (including employees of our generation subsidiaries) are located at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2008.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,770	646	223	216	217	229	230	6,531
Engineers	9,651	5,729	1,528	1,798	1,464	1,507	1,711	23,388
Others	6,460	1,135	261	252	197	198	177	8,680

Total	20,881	7,510	2,012	2,266	1,878	1,934	2,118	38,599

Head Office Employees	1,283	780	214	244	221	231	247	3,220
% of total	6.1%	10.4%	10.6%	10.8%	11.8%	11.9%	11.7%	8.3%
Members of Labor Union	15,805	4,582	1,349	1,530	1,188	1,255	1,436	27,143
% of total	75.7%	61.0%	67.0%	67.5%	63.3%	64.9%	67.8%	70.3%

We and each of our generation subsidiaries have separate labor unions. Approximately 70% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

Since our formation in 1981, our businesses had not been interrupted by any work stoppages or strikes except in early 2002, when employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries according to the Restructuring Plan, which privatization plan has since been suspended indefinitely. See Item 3. “Key Information—Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

We believe our relations with our employees are generally good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2008, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)
Common stock	Government	135,520,753	21.12
	Korea Development Bank	192,159,940	29.95
	Sub Total	327,680,693	51.07
	Resolution & Finance Corporation	32,210,933	5.02
	National Pension Corporation	25,383,888	3.96
	KEPCO (held in the form of treasury stock)	18,929,995	2.95
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	152,651,844	23.79
	Common shares	82,997,727	12.94
	American depositary shares	69,654,117	10.85

	Sub Total	556,857,353	86.80

	Public (Koreans)	84,710,329	13.20

	Total	641,567,712	100.00

Note:

(1)	Percentages are based on issued shares of common stock (including treasury stock).

All of our shareholders have equal voting rights. See Item 10. “Additional Information—Articles of Incorporation—Description of Capital Stock—Voting Rights.”

RELATED PARTY TRANSACTIONS

We are engaged in a variety of transactions with our affiliates. Our affiliates with whom we have related party transactions primarily consist of Korea Development Bank, one of our major shareholders, other Government-controlled entities such as Korea Gas Corporation, our consolidated subsidiaries and our equity investees. See Note 30 of the Notes to our consolidated financial statements included in this annual report for a description of transaction and balances with our related parties.

In the past three years, our related party transactions principally consist of purchase of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd. and long-term borrowings from Korea Development Bank. In 2006, 2007 and 2008, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of (Won)4,659 billion, (Won)5,351 billion and (Won)7,882 billion, respectively. In 2006, 2007, and 2008, we sold electricity to Korea District Heating in the aggregate amount of (Won)171 billion, (Won)177 billion and (Won)270 billion, respectively. As of December 31, 2007 and 2008, we had long-term borrowings from Korea Development Bank in the aggregate amount of (Won)4,710 billion and (Won)3,352 billion, respectively. Korea Development Bank also provided a repayment guarantee for some of our foreign currency debentures and debt related to the power generation business of KEPCO Ilijan Corporation, whose outstanding amount as of December 31, 2008 was US$535 million.

We also engage in extensive transactions with our consolidated generation subsidiaries, including purchase of electricity from them through Korea Power Exchange, sales of electricity to them, payment and receipt of commissions for services and receivables and payables transactions. These are eliminated in the consolidation process. We also provide guarantees for certain of our affiliates. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments.”

For a further description of our transactions with our affiliates, see Note 30 of the Notes to our consolidated financial statements included in this annual report. For a further description of our transactions with our consolidated subsidiaries, see Note 31 of the Notes to our consolidated financial statements included in this annual report.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements are set forth under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2008, we and our generation subsidiaries were engaged in 373 lawsuits as a defendant and 91 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us was (Won)334 billion, for which we have made a reserve of (Won)29 billion as of December 31, 2008, and the total amount claimed by us was (Won)62 billion as of December 31, 2008. While the outcome of these lawsuits cannot presently be determined, our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation.

On September 20, 2006, we were defendants in a lawsuit brought by Korea Land Corporation in the Seoul Central Court for reimbursement of (Won)150 billion in wrongful profits. Including this lawsuit, since 2006 we have been defendants in 31 lawsuits brought by various entities such as Korea Land Corporation, Korea National Housing Corporation and other local governments, for a total of (Won)310.0 billion. The principal dispute in such lawsuits has related to who should bear the construction costs of building above-the-ground electricity distribution facilities for large-scale residential and other urban projects. As of June 30, 2009, the court has ruled in our favor in 26 of such lawsuits, whose total amount in dispute was (Won)293.4 billion. We plan to vigorously defend our position in the 5 outstanding cases, whose total amount in dispute is (Won)16.6 billion.

Our generation subsidiaries, currently and from time to time, are involved in lawsuits incidental to the conduct of their business. A significant number of such lawsuits are based on the claim that the construction and operation of the electric generation units owned by our generation subsidiaries in the neighborhood caused impairment of fish farms. Our generation subsidiaries normally pay compensation to and for the benefit of the members of the fisheries association near our power plant complex for expected losses and damages arising from the construction and operation of its power plant in the neighborhood in advance prior to the commencement of the construction and operation. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us. We do not believe such claims or proceedings, individually or in the aggregate, have had and will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more litigation and lawsuits arising from changes in the environmental laws and regulations applicable to us and our generation subsidiaries and people’s growing demand for more compensation.

Dividend Policy

For our dividend policy, see Item 10. “Additional Information—Articles of Incorporation—Description of Capital Stock—Dividend Rights.” For a description of the tax consequences of dividends paid to our shareholders, see Item 10. “Additional Information—Taxation—Korean Taxes—Shares or ADSs—Dividends on the Shares of Common Stock or ADSs” and Item 10. “Additional Information—Taxation—U.S. Federal Income and Estate Tax Consideration for U.S. Persons—Tax Consequences with respect to Common Stock and ADSs—Distributions on Common Stock or ADSs.”

ITEM 9. THE OFFER AND LISTING

Notes

We have issued the following notes and debentures, which are traded principally in the over-the counter market:

•	7-3/4% Debentures due April 1, 2013 (the “7-3/4% Debentures”),

•	7.40% Amortizing Debentures, due April 1, 2016 (the “7.40% Debentures”),

•	8.28% Zero-To-Full Debentures, due April 1, 2096 (the “8.28% Debentures”),

•	6% Debentures due December 1, 2026, (the “6% Debentures”),

•	7% Debentures due February 1, 2027 (the “7% Debentures”), and

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

Common Stock and ADSs

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” The ADS ratio is one ADS representing one-half of one share of our common stock. As of December 31, 2008, the date we last closed our shareholders’ registry, 139,308,234 ADSs representing 10.85% shares of our common stock were outstanding.

In December 2007, KPS Co., Ltd. (“KPS”), which was our wholly-owned subsidiary, undertook an initial public offering of common shares on the Korean exchange. KPS is engaged primarily in the maintenance and repair services for electricity generation units and had revenues of (Won)681.4 billion in 2007. As of June 30, 2006, KPS had a paid-in capital of (Won)9.0 billion, with 18.0 million common shares issued and outstanding. The number of KPS common shares that were offered to the public was 9.0 million shares, or 20% of the issued and outstanding shares of KPS following a 2.5 to 1 stock split.

The Korea Exchange

The Korea Exchange began its operations in 1956, originally under the name of the Korea Stock Exchange. On January 27, 2005, pursuant to the Korea Exchange Act, the Korea Exchange was officially created through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or KOSDAQ, and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. The KRX KOSPI Market of the Korea Exchange, formerly the Korea Stock Exchange, has a single trading floor located in Seoul. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were the members of the Korea Stock Exchange or the Korea Futures Exchange and (ii) the stockholders of the KOSDAQ.

As of May 31, 2009, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately (Won)6,978 billion. The average daily trading volume of equity securities for 2008 was approximately 355.2 million shares with an average transaction value of (Won)5,190 billion.

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

The Korea Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every thirty seconds, which is an index of all equity securities listed on the KRX KOSPI Market of the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2004	821.26	936.06	719.59	895.92
2005	896.00	1,379.37	870.84	1,379.37
2006	1,383.32	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.35	1,192.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009 (through May 31)	1,157.40	1,435.70	1,018.81	1,395.89

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See Item 10. “Additional Information—Taxation—Korean Taxes.”

The number of companies listed on the KRX KOSPI Market of the Korea Exchange in the past five years, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of U.S. dollars)(1)
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	647,562,865	467,629	3,157,662	3,121,453
2006	731	704,587,508	757,946,975	279,096	3,435,180	3,595,353
2007	745	951,900,447	1,017,205,009	363,732	5,539,588	5,919,628
2008	763	576,887,540	458,757,487	355,205	5,189,644	4,126,953
2009 (as of May 31)	756	725,319,049	569,816,206	575,479	5,929,157	4,657,991

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act. The law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. Beginning on February 4, 2009, the Korean securities markets became subject to the Financial Investment Services and Capital Markets Act.

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies with a Brokerage License

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be consignment, and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a financial investment company with a brokerage license, the customer of such financial investment company is entitled to the proceeds of the securities sold by such financial investment company.

When a customer places a sell order with a financial investment company with a brokerage license which is not a member of the Korea Exchange and this financial investment company places a sell order with another financial investment company with a brokerage license which is a member of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

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

Under the Financial Investment Services and Capital Markets Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a financial investment company with a brokerage license which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member.

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to (Won)50 million per depositor per financial institution in case of the such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers to the extent the amount is not covered by the Depositor Protection Act with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

Market Price Information

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange.

The table below shows the high and low trading prices on the KRX KOSPI Market of the Korea Exchange for our common stock since January 1, 2004.

	Price
Period	High	Low
	(In Won)
2004
First Quarter	22,500	20,000
Second Quarter	20,400	18,350
Third Quarter	22,400	18,400
Fourth Quarter	27,550	21,300
2005
First Quarter	28,550	25,500
Second Quarter	33,550	26,250
Third Quarter	38,050	30,300
Fourth Quarter	38,850	33,400
2006
First Quarter	42,800	37,200
Second Quarter	45,600	35,150
Third Quarter	37,850	34,000
Fourth Quarter	42,400	35,600
2007
First Quarter	44,800	37,500
Second Quarter	42,300	37,500
Third Quarter	47,700	40,150
Fourth Quarter	43,300	37,250
2008
First Quarter	39,500	28,200
Second Quarter	34,150	30,200
Third Quarter	42,300	37,500
Fourth Quarter	32,950	21,000

	Price
Period	High	Low
	(In Won)
2009
First Quarter:
January	32,500	23,000
February	28,400	23,250
March	28,000	23,000
Second Quarter (through June 18):
April	28,000	25,700
May	30,550	28,350
June (through June 18)	30,600	27,550

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2003. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2004
First Quarter	11.23	9.76
Second Quarter	10.64	8.77
Third Quarter	10.96	8.97
Fourth Quarter	13.88	10.51
2005
First Quarter	14.88	12.44
Second Quarter	16.88	13.46
Third Quarter	18.46	15.14
Fourth Quarter	19.87	15.88
2006
First Quarter	22.90	19.76
Second Quarter	24.81	17.95
Third Quarter	20.19	17.81
Fourth Quarter	22.95	19.40
2007
First Quarter	23.64	19.82
Second Quarter	22.77	20.38
Third Quarter	25.71	20.75
Fourth Quarter	23.87	19.75
2008
First Quarter	20.66	13.99
Second Quarter	16.83	14.40
Third Quarter	16.32	12.08
Fourth Quarter	12.50	7.23
2009
First Quarter
January	12.38	9.87
February	10.58	7.61
March	10.29	6.90
Second Quarter (through June 18)
April	10.68	9.34
May	12.37	11.00
June (through June 18)	12.19	11.16

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code, and certain related laws of Korea, all as currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea. In order to comply with the Public Agencies Management Act, we have amended our Articles of Incorporation and our internal regulations in March 2009.

Objects and Purposes

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business.” The KEPCO Act and our Articles of Incorporation contemplate that we will engage in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related business activities;

•	related investment, research and technology development;

•	overseas business related to the businesses mentioned under the first three bullet points;

•	investments or contributions related to the businesses mentioned under the first three bullet points;

•	businesses incidental to the businesses mentioned under the first five bullet points; and

•	other businesses entrusted by the Government.

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

The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors, provided that the maximum amount of remuneration to be paid to our officers shall be determined by shareholder resolution. The remuneration standards for the president and standing directors shall reflect the management results of our operation and the standards for the president shall contain the contents of the agreement between the president and the Minister of the Ministry of Knowledge Economy. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Neither the KEPCO Act or our Articles of Incorporation have provisions relating to (i) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (ii) retirement or non-retirement of directors under an age limit requirement; or (iii) the number of shares required for a director’s qualification.

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of June 27, 2009, 641,567,712 common shares were issued and no non-voting preferred shares have been issued. As of May 6, 2009, we held 18,929,995 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings.” Pursuant to the Korean Commercial Code and the Financial Investment Services and Capital Markets Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code and the Financial Investment Services and Capital Markets Act, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least seven days in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the Articles of Incorporation expressly prohibit cumulative voting. Our current Articles of Incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our Articles of Incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our Articles of Incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

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

Under our Articles of Incorporation, an approval by the Ministry of Knowledge Economy is required in order to amend the Articles of Incorporation. Any change to our authorized share capital requires an amendment to our Articles of Incorporation.

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

A shareholder may exercise his voting rights by proxy. The proxy shall present the power of attorney prior to the start of the general meeting of shareholders. Under the Financial Investment Services and Capital Markets Act and our Articles of Incorporation, no one other than us may solicit a proxy from shareholders.

Subject to the provisions of the Deposit Agreement, holders of our American Depositary Shares (“ADSs”) are entitled to instruct the Depositary, whose agent is the record holder of the underlying common shares, how to exercise voting rights relating to those underlying common shares.

Preemptive Rights and Issuance of Additional Shares

Authorized but unissued shares may be issued at such times and, unless otherwise provided in the Korean Commercial Code, upon such terms as our board of directors may determine. The new shares must be offered on uniform terms to all our shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Subject to the limitations described under “—Limitation on Shareholdings” below and with certain other exceptions, all our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. Under the Korean Commercial Code, we may vary, without shareholder approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and their transferability must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

Our Articles of Incorporation provide that new shares that are (1) publicly offered pursuant to the Financial Investment Services and Capital Markets Act, (2) issued to members of our employee stock ownership association, (3) represented by depositary receipts or (4) issued through offering to public investors may be issued pursuant to a resolution of the board of directors to persons other than existing shareholders, who in such circumstances will not have preemptive rights.

We may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of (Won)2,000 billion and (Won)1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed (Won)2,000 billion.

Under the Financial Investment Services and Capital Markets Act and our Articles of Incorporation, members of our employee stock ownership association, whether or not they are our shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of shares then outstanding.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our Articles of Incorporation, non-resident shareholders must appoint an agent authorized to receive notices on its behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADSs. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized foreign custodians are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of our shares by non-residents or non-Koreans. See Item 9. “The Offer and Listing.”

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

In addition, we may acquire our shares through purchase on the Korea Exchange or through a tender-offer. We may also acquire interests in our own shares through trust agreements with financial investment companies with a trust license. The aggregate purchase price for our shares may not exceed the total amount available of dividends at the end of the preceding fiscal year, less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our statutory auditor, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “—Description of Capital Stock—Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Financial Investment Services and Capital Markets Act and our Articles of Incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul or by placing a public notice in electrical disclosure system of the Financial

Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun and The Maeil Kyungje (The Economics Daily) published in Seoul for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year. Copies of these reports are available for public inspection at the Financial Services Commission and the Korea Exchange.

Limitation on Shareholdings

No person other than the Government, our employee stock ownership association and persons who obtain an approval from the Financial Services Commission may hold for its account more than 3% of our total issued and outstanding shares. In calculating shareholdings for this purpose, shares held by your spouse and your certain relatives or by your certain affiliates (such spouses, relatives and affiliates are together referred to as “Affiliated Holders”) are deemed to be held by you. If you hold our shares in violation of this 3% limit, you are not entitled to exercise the voting rights or preemptive rights of our shares in excess of such 3% limit and the Financial Services Commission may order you to take necessary corrective action. In addition, the KEPCO Act currently requires that the Government, directly or through Korea Development Bank, own not less than 51% of our capital. For other restrictions on shareholdings, see Item 9. “The Offer and Listing.”

Change of Control

The KEPCO Act requires that the Government, directly or pursuant to the Korea Policy Banking Corporation Act , through Korea Policy Banking Corporation, own not less than 50% of our capital.

Disclosure of Share Ownership

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Services Commission of Korea and the Korea Exchange within five business days after reaching the 5.0% ownership interest threshold. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities, or (ii) in the shareholding purpose is required to be reported to the Financial Services Commission of Korea and Korea Exchange within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to institutional investors who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the Financial Investment Services and Capital Markets Act.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5.0%. Furthermore, the Financial Services Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, or collectively the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act, regulations that regulate investment by foreigners in Korean securities and issuance of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or financial institutions; and (ii) if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the instruments of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

In order for us to issue debt securities of any series outside of the Republic, we are required to file a report with our designated foreign exchange bank or the Ministry of Strategy and Finance on the issuance of such debt securities, depending on the issuance amount. The Ministry of Strategy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the Ministry of Strategy and Finance.

In order for us to offer for purchase shares of our common stock held in treasury in the form of ADSs or issue shares of our common stock represented by the ADSs, we are required to file a prior report of such offer or issuance with our designated foreign exchange bank or the Ministry of Strategy and Finance, depending on the offering amount. The Ministry of Strategy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

In order for a depositary to acquire any existing shares of our common stock from holders of these shares of common stock (other than from us) for the purpose of issuance of depositary receipts representing these shares of common stock, the depositary would be required to obtain our consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary at the time of such proposed deposit. We may not grant this consent for the deposit of shares of our common stock in the future, if our consent is required. Therefore, a holder of ADSs who surrenders ADSs and withdraws shares of our common stock may not be permitted subsequently to deposit such shares and obtain ADSs.

In addition, we are also required to notify the Ministry of Strategy and Finance upon receipt of full proceeds from the offering of ADSs. No additional Korean governmental approval is necessary for the offering and issuance of ADSs.

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, if any person whose direct beneficial ownership of (1) shares having voting rights (whether in the form of shares or ADSs), (2) certificates representing the right to subscribe for shares and (3) certain equity-related debt securities such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person, then such person is required to report the status and purpose (namely, whether the purposes of the share ownership is to exercise control over the management of the issuer) of his holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the purpose of holding such ownership interest or change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of such change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may issue an order to dispose of such non-reported Equity Securities.

In addition to the reporting requirements described above, each of our “major shareholders,” or any person whose direct or beneficial ownership of our voting stock accounts for 10% or more of our total issued and outstanding voting stock, must report the status of such person’s shareholding to the Korea Securities Futures Commission and the Korea Exchange within ten days after such person becomes a major shareholder. Further, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange the tenth day of the month following the month in which the change occurred. A person in violation of these reporting requirements may become subject to criminal sanctions such as fines or imprisonment.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying ADSs and the delivery inside Korea of the withdrawn shares. However, a foreigner who intends to acquire shares must obtain an Investment Registration Card from the Financial Supervisory Service as described below. The acquisition of shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service.

Special Reporting Requirement for Companies Whose Securities Are Listed on Foreign Exchanges

Under the regulations of the Financial Services Commission amended on February 4, 2009, (i) if a company listed on the Korea Exchange Stock Market or a company listed on the Korea Exchange KOSDAQ Market has submitted a public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange, and (ii) if a Korea Exchange Stock Market-listed company or the Korea Exchange KOSDAQ Market-listed company is approved for listing on a foreign stock market or determined to be de-listed from the foreign stock market or actually listed on, or de-listed from a foreign stock market, then it must submit a copy of any document, which it submitted to or received from the relevant foreign government, foreign financial investment supervisory authority or the foreign stock market, and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares of common stock underlying ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares of our common stock without any further governmental approval.

Restrictions Applicable to Common Stock

Under the Foreign Exchange Transaction Laws and Financial Services Commission regulations promulgated thereunder (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Exchange only through the Korea Exchange except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares by a foreign company as a result of a merger, (3) acquisition or disposal of shares in connection with a tender offer, (4) acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, such shares being “converted shares,” (5) acquisition of shares through exercise of rights under securities issued outside of Korea, (6) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends), (7) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded, (8) acquisition of shares by direct investment under the Foreign Investment Promotion Law, (9) acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and such overseas stock exchange; and (10) arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person. For over-the-counter transactions of shares listed on the Korea Exchange outside the Korea Exchange between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Exchange outside the Korea Exchange must involve a financial investment company with a dealing license in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Exchange (including converted shares) to register its identity with the Financial Supervisory Service prior to making any such investment. However, such registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling them within three months from the date they were acquired. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Minister of Strategy and Finance. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the Korea Exchange and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the Korea Exchange, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to be a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of the foreign investor.

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

In addition to the aggregate foreign investment ceiling set by the Financial Services Commission under authority of the Financial Investment Services and Capital Markets Act, our Articles of Incorporation set a 3% ceiling on acquisition by a single investor (whether domestic or foreign) of the shares of our common stock. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to our shares in excess of this 3% limit.

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

A foreigner who has acquired shares in excess of any ceiling described above may not exercise his voting rights with respect to the shares exceeding such limit and the Financial Services Commission may take necessary corrective action against him.

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

Dividends on shares of our common stock are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or the investor’s Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount is reported to the tax authorities by the foreign exchange bank at which Won account is maintained. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Financial investment companies with a securities dealing, brokerage or collective investment license are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors without the foreign investors having to open their own accounts with foreign exchange banks.

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

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident who has permanent establishments in Korea). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 22.0% (including resident surtax) of the net gain or 11% (including resident surtax) of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and net of certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

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

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits.

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

Taxation of Capital Gains

As a general rule, capital gains earned by non-residents upon the transfer of the common shares or ADSs would be subject to Korean withholding tax at a rate equal to the lesser of (i) 11% of the gross proceeds realized or (ii) 27.5% of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such common shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. Please see the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempted from Korean income taxation provided that ADSs are deemed to have been issued overseas, but (ii) if and when an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption described in (i) is not applicable. If and when an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file a corporate income tax return and pay tax on gain realized from such transfer unless a purchaser or a licensed financial investment company, as the case may be, withholds and remits the tax on capital gains derived from the transfer of ADSs.

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

Securities Transaction Tax

If you transfer shares of common stock on the KRX KOSPI Market of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the KRX KOSPI Market of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADSs, the 2004 tax ruling has been issued by the Korean tax authority to the effect that depositary receipts (which the ADSs fall under) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or the NASDAQ National Market is exempt from the securities transaction tax. Based on the 2004 tax ruling and the relevant provisions of the Securities Transaction Tax Law, once the ADSs are listed on the New York Stock Exchange, your transfer of ADSs should not be subject to the securities transaction tax. According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock, but there remained uncertainties as to whether holders of ADSs other than initial holders will not be subject to securities transaction tax when they withdraw shares of common stock upon surrendering the ADSs. However, the holding of the 2004 tax ruling referred to above seems to view the ADSs as the underlying shares of common stock at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to the deposit of shares of common stock in exchange of ADSs or withdrawal of shares of common stock upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADSs by the initial holder to the subsequent holder would have already been subject to securities transaction tax under such tax ruling.

In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. Such decision made by the Seoul Administrative Court case was upheld by the Seoul High Court and the tax authorities appealed against such decision in the Supreme Court. In 2008, the Supreme Court dismissed the tax authorities’ appeal against the High Court decision, making the High Court decision final for the case. However, since the Supreme Court dismissed the appeal without ruling on the substantive law, it is not clear whether such decision can serve as precedent for similar issues in the future. Even if depositary receipts, which the ADSs fall under, constitute share certificates subject to the securities transaction tax under the Securities Transaction Tax Law, capital gains from a transfer of depositary receipts listed on the New York Stock Exchange, NASDAQ National Market or other qualified foreign exchanges will be exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through financial investment company with a brokerage license only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

U.S. Federal Income and Estate Tax Considerations for U.S. Persons

The following is a summary of certain U.S. Federal income and estate tax consequences for beneficial owners of the Registered Debt Securities, common stock and ADSs that are “U.S. Persons.” For purposes of this summary, you are a “U.S. Person” if you are any of the following for U.S. Federal income tax purposes:

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income and estate tax consequences to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. Federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10% or more of our voting stock, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, an investor in a pass-through entity, or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds the Registered Debt Securities, common stock or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Registered Debt Securities, common stock, or ADSs, you should consult your tax advisor.

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

The discussion of the tax consequences of ownership of common stock and ADSs below, is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms.

You should consult your own tax advisor concerning the particular U.S. Federal income and estate tax consequences to you of the ownership of the Registered Debt Securities, common stock and ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

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

Tax Consequences with respect to Common Stock and ADSs

In general, for U.S. Federal income tax purposes, holders of ADSs will be treated as the owners of the underlying common stock that is represented by such ADSs. Accordingly, deposits or withdrawals of common stock by holders for ADSs will not be subject to U.S. Federal income tax. However, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by such intermediaries.

Distributions on Common Stock or ADSs

The gross amount of distributions (other than certain distributions of common stock or rights to subscribe for common stock) to holders of common stock or ADSs (including amounts withheld in respect of Korean withholding taxes) will be treated as dividend income to such holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a holder as ordinary income on the day actively or constructively received by the holder, in the case of common stock, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

The United States Treasury Department has determined that the current income tax treaty between the United States and Korea, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Persons that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by the holder, in the case of common stock, or by the Depositary, in the case of ADSs, regardless of whether the Won are converted into U.S. dollars. If the Won received as a dividend are not converted into U.S. dollars on the date of receipt, a holder will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as United States source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate to us and the Korean tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for credit against your U.S. Federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADSs will be treated as foreign source income and will generally constitute passive category income. Further, in certain circumstances, if you have held common stock or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. Federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you generally would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. Federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Sale, Exchange or Other Disposition of ADSs or Common Stock

Upon the sale, exchange or other disposition of ADSs or common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the ADSs or common stock. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition, the ADSs or common stock have been held by you for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of ADSs or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. Federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Estate and Gift Taxation

As discussed above in “—Korean Taxes—Registered Debt Securities—Inheritance Tax and Gift Tax” and “—Korean Taxes—Shares or ADSs—Inheritance Tax and Gift Tax,” Korea may impose an inheritance tax on your heir who receives ADSs and will impose an inheritance tax on an heir who receives common stock or Registered Debt Securities. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. Federal estate tax imposed on your estate. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange, or redemption of the Registered Debt Securities, common stock or ADSs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. Federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2008, approximately 29.4% of our long-term debt (including the current portion thereof) was denominated in foreign currencies, principally in the U.S. dollar, Yen and Euro. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2008, fuel costs represented 51.2% of our revenue from the sale of electric power.

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

We are also exposed to fluctuations in prices of fuel materials. In 2008, for electricity generation, uranium accounted for 38.3% of our fuel requirements, coal accounted for 43.9%, oil (including diesel for internal combustion) accounted for 2.2% and LNG accounted for 14.6%. In 2007, measured on the same basis, uranium accounted for 37.6% of our fuel requirements, coal accounted for 41.0%, oil accounted for 4.3% and LNG accounted for 16.4%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2008 are as follows:

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
Counterparty			Pay		Receive		Pay (%)	Receive (%)
Barclays	2008	2013	KRW	187,020	US$	200	7.50	7.75
Credit Suisse	2008	2013	KRW	140,265	US$	150	7.39	7.75
Deutsche Bank	2008	2010	KRW	172,959	EUR	125	2.46	3.13
Merrill Lynch	2008	2010	KRW	86,479	EUR	63	2.46	3.13
UBS AG	2008	2010	KRW	86,479	EUR	63	2.46	3.13
ANZ	2008	2011	KRW	52,025	US$	50	5.17	3M USD Libor + 1.80
DBS	2008	2011	KRW	51,730	US$	50	5.78	3M USD Libor + 1.70
Woori Investment & Securities	2008	2011	KRW	10,346	US$	10	5.78	3M USD Libor + 1.70
Mizuho	2008	2011	KRW	28,860	JPY	3,000	5.82	3M JPY Libor + 1.70
ING	2008	2011	KRW	50,495	US$	50	6.24	6M USD Libor + 1.50
Calyon	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80
BNP Paribas	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80
DBS	2008	2011	KRW	52,375	US$	50	6.01	3M USD Libor + 1.80
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
Credit Suisse First Boston	2006	2016	KRW	94,735	US$	100	5.26	6.00
Barclays	2006	2016	KRW	94,735	US$	100	5.26	6.00
Citibank	2006	2016	KRW	94,735	US$	100	5.24	6.00
TOKYO-MITSUBISHI UFJ BANK	2007	2010	KRW	112,600	JPY	14,000	5.09	JPY Euro Yen 3m Timor+0.5
JPMorgan Chase Bank	2004	2011	KRW	86,400	US$	75	4.95	Within 3 years: 4.875 After 3 years: [4.875-(10.9-JPY/ KRW Spot rate)]
Credit Suisse First Boston	2004	2011	KRW	86,400	US$	75	4.95	Within 3 years: 4.875 After 3 years: [4.875-(10.9-JPY/ KRW Spot rate)]
UBS AG	2006	2016	KRW	98,100	US$	100	5.48	5.50
Credit Suisse First Boston	2006	2016	KRW	98,100	US$	100	5.48	5.50
Citibank	2008	2013	KRW	113,304	US$	120	4.96	5.38
Goldman Sachs	2008	2013	KRW	113,304	US$	120	4.96	5.38
Barclays	2008	2013	KRW	56,652	US$	60	4.96	5.38
Tokyo-Mitsubishi UFJ Bank	2007	2010	KRW	115,783	JPY	14,000	4.72	1.65

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
Counterparty			Pay		Receive		Pay (%)	Receive (%)
SMBC	2007	2010	KRW	116,620	JPY	14,000	4.56	Euro Yen Libor rate 3m + 0.05
BTMU	2007	2010	KRW	109,060	JPY	14,000	5.29	3M JPY EURO YEN Tibor + 0.5
Barclays	2006	2016	KRW	71,888	US$	75	4.81	5.50
Deutsche Bank	2006	2016	KRW	71,888	US$	75	4.81	5.50
BNP Paribas	2008	2011	KRW	48,650	US$	50	4.15	3M Libor+1.3
ABN AMRO	2008	2011	KRW	29,190	US$	30	4.15	3M Libor+1.3
Woori Investment & Securities	2008	2011	KRW	19,460	US$	20	4.15	3M Libor+1.3
Barclays Bank PLC	2004	2014	KRW	172,875	US$	150	5.10	5.75
BNP Paribas	2008	2011	KRW	46,750	JPY	5,000	4.50	Libor + 1.3
ABN AMRO	2008	2011	KRW	28,050	JPY	3,000	4.50	Libor + 1.3
ANZ	2008	2011	KRW	18,700	JPY	2,000	4.50	Libor + 1.3
ABN AMRO	2008	2013	KRW	149,040	US$	150	5.03	5.38
Deutsche Bank	2008	2013	KRW	149,040	US$	150	5.03	5.38
Barclays	2004	2011	KRW	138,251	US$	120	4.85	4.88
BNP Paribas	2004	2011	KRW	17,282	US$	15	4.85	4.88
Hana Bank	2004	2011	KRW	17,282	US$	15	4.85	4.88
CSFB	2004	2011	KRW	115,210	US$	100	4.85	4.88

Under these currency swap contracts, we recognized a valuation gain of (Won)1,366 billion and loss of (Won)5 million in 2008.

Details of interest rate contracts outstanding as of December 31, 2008 are as follows:

	Notional amount in millions		Contract interest rate per annum
Counterparty			Pay (%)	Receive (%)	Term
Korea Exchange Bank	KRW	50,000	5.19	5.57 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW	50,000	5.42	5.81 (3M CD+0.21%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.42	5.58 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.54	5.62 (3M CD+0.27%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.30	3M CD+0.35%	2008-2011
Korea Exchange Bank	KRW	100,000	5.17	3M CD+0.38%	2008-2011
Korea Development Bank	KRW	100,000	6.32	3M CD+0.66%	2008-2011
JPMorgan Chase Bank	KRW	100,000	6.13	CD + 0.54	2005-2011

Under these interest rate swap contracts, we recognized a valuation loss of (Won)24 billion in 2008.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighed-average interest rates of short-term and long-term liabilities of us and our generation subsidiaries as of December 31, 2008 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2009	2010	2011	2012	2013	Thereafter	Total
	(In millions of Won except rates)
Local currency:
Fixed rate	3,329,747	3,187,698	4,393,349	2,331,637	2,681,002	2,950,633	18,874,066
Average weighted rate(1)	4.94%	5.12%	5.76%	6.06%	5.95%	6.29%	10.44%
Variable rate	982,527	1,424,204	1,037,048	1,396,000	437,285	231,134	5,508,198
Average weighted rate(1)	5.70%	5.57%	5.61%	5.88%	6.71%	4.36%	10.42%

Sub-total	4,312,274	4,611,902	5,430,398	3,727,637	3,118,287	3,181,767	24,382,264

Foreign currency(2):
Fixed rate	15,784	—	1,040,796	377,250	—	1,383,457	2,817,287
Average weighted rate(1)	3.70%	—	—	5.25%	—	5.97%	7.29%
Variable rate	21,363	—	—	—	—	—	21,363
Average weighted rate(1)	5.70%	—	—	—	—	—	5.70%

Sub-total	37,147	—	1,040,796	377,250	—	1,383,457	2,838,649

Total	4,349,421	4,611,902	6,471,193	4,104,887	3,118,287	4,565,224	27,220,913

Notes:

(1)	Weighted average rates of the portfolio at the period end.
(2)	Based on information following swap transaction.

The following analysis sets forth the sensitivity of our non-consolidated net income before income taxes (our “Pre-tax Income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3. “Key Information—Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea may adversely affect us.” The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. All calculations are made under Korean GAAP.

The following modeling assumptions were made in the following sensitivity analysis:

(1)	For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be (Won)1,257.5 to US$1.00, which was the market exchange rate as of December 31, 2008. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

(2)	The amount of foreign currency debt to be incurred by us in 2009 and 2010 was assumed to be US$2,600 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. dollars with a maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one-year period and further assumed that 21.1% of our debt in 2009 and 2010 would carry floating interest rates consistent with our interest rate portfolio as of December 31, 2008; and

(3)	For any one-year period, we used prices of fuel materials in our budget for 2009 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2009 and 2010 was used.

If Won depreciates against U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2008, we estimate that our unrealized foreign exchange translation losses will increase by (Won)504 billion in 2009, and by (Won)672 billion in 2010. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 36 of the notes to our consolidated financial statements.

In addition, if Won depreciates against U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2008, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by (Won)120 billion in 2009 and by (Won)126 billion in 2010, (2) as a result of increased interest expenses by (Won)131 billion in 2009 and by (Won)89 billion in 2010, and (3) as a result of increased fuel expenses by (Won)1,654 billion in 2009 and by (Won)1,703 billion in 2010.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2008, we estimate that our income before income taxes will decrease by (Won)30 billion in 2009 and by (Won)40 billion in 2010 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our Pre-tax Income of increased interest rates on our interest-bearing assets, if any.

If the fuel prices of uranium, anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2008, we estimate that our income before income taxes will decrease by (Won)1,618 billion in 2009 and by (Won)1,666 billion in 2010.

For comparative purposes, we also made the following modeling assumptions in June 2008 for the 2008 and 2009 sensitivity analysis that follows these assumptions:

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

If Won depreciates against U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2007, we estimate that our unrealized foreign exchange translation losses will increase by

(Won)248 billion in 2008, and by (Won)448 billion in 2009. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 36 of the notes to our consolidated financial statements.

In addition, if Won depreciates against U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2007, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by (Won)43 billion in 2008 and by (Won)26 billion in 2009, (2) as a result of increased interest expenses by (Won)62 billion in 2008 and by (Won)75 billion in 2009, and (3) as a result of increased fuel expenses by (Won)1,170 billion in 2008 and by (Won)1,112 billion in 2009.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our Executive Officer and Chief Financial Officer, as appropriate to allow timely decision regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008. Deloitte Anjin LLC has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is filed as Exhibit 15.5 to this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Kim, Jung-Kook. Such member currently remains a member of the audit committee and is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Financial Investment Services and Capital Markets Act and the New York Stock Exchange listing standards. For biographic information of our audit committee financial expert, Kim, Jung-Kook, see Item 6. “Directors, Senior Management and Employees—Directors and Senior Management”.

ITEM 16B.	CODE OF ETHICS

Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a Code of Ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, which is available on www.kepco.co.kr.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2007 and 2008 for professional services rendered by our principal accountants for such year, for various types of services and a brief description of the nature of such services. Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, was our principal accountants for the years ended December 31, 2007 and 2008, and we currently expect them to serve as our principal accountants for the years ended December 31, 2009.

	Aggregate fees billed during the Year Ended December 31,
Type of services	2007 (Deloitte Anjin)		2008 (Deloitte Anjin)		Nature of services
	(In millions of Won)
Audit Fees	(Won)	1,151	(Won)	1,575	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		—		160	Accounting advisory service.
Tax Fees		—		13	Tax return and consulting advisory service.
All Other Fees		307		—	All other services which do not meet the three categories above.

Total	(Won)	1,458	(Won)	1,748

United States law and regulations in effect since May 6, 2003 generally require all engagements of the principal accountants be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. We have adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests of audit and non-audit services for us and our subsidiaries must in the first instance be submitted to our Treasury Department subject to reporting to our Chief Financial Officer. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to our audit committee.

In addition, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our audit committee or a designated member thereof and approved prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We complied throughout the year with the corporate governance provisions of the KEPCO Act, the Public Agencies Management Act, the Commercial Code of Korea, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Commercial Code of Korea, except to the extent the KEPCO Act and the Public Agencies Management Act otherwise require. In addition, as a listed company, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless the Financial Investment Services and Capital Markets Act of Korea otherwise provides.

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

The Public Agencies Management Act requires a number of changes in the appointment process for our executive officers, which we have incorporated in our amendment to our Articles of Incorporation in September 2007. A senior non-standing director appointed by the Minister of the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the Ministry of Knowledge Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. Prior to the enactment of the Act, standing directors were appointed directly by the Minister of the Ministry of Knowledge Economy. The non-standing directors must be appointed by the Minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

As required under Public Agencies Management Act, we submitted to the Government on October 31, 2008, a report on our management goals for the next three fiscal years. Under the Public Agencies Management Act, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the Minister of the Ministry of Knowledge and Economy and the review and resolution of the operation committee, the Minister of Strategy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the Minister of the Ministry of Knowledge and Economy must execute these plans and submit a performance report to the Minister of Strategy and Finance.

The Korea Electric Power Corporation Act and other laws that had conflicted with the Public Agencies Management Act were amended on January 1, 2009. We amended our Articles of Incorporation to reflect the relevant provisions of the Public Agencies Management Act at a general meeting of our shareholders resolution on September 7, 2007. We also plan to revise our internal regulations as necessary to comply with the Public Agencies Management Act.

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

Under the NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE rules include detailed tests for determining director independence. Under the Public Agencies Management Act, more than one-half of our directors must be non-standing directors. The Financial Investment Services and Capital Markets Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Public Agencies Management Act) as an “outside” or “non-executive” director. Under the Public Agencies Management Act, a non-standing director is appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and have ample knowledge and experience in business management. Governmental officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Under the NYSE listing standards, companies are required to have an audit committee, with at least three members, composed entirely of independent directors. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Consistent with the application of the legal requirements then in effect, in June 2005, we amended our Articles of Incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act and established a board of auditors, consisting of one standing auditor and two non-standing auditors. Beginning in the second half of 2005, our board of auditors performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we further amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. At an extraordinary general meeting of our shareholders held on December 8, 2008, we appointed three members to the newly established audit committee.

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

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, were required to submit to the NYSE an annual written affirmation relating to compliance with Section 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. Beginning in 2006, foreign private issuers must submit the annual written affirmation within 30 days of the filing of its annual report of Form 20-F with the SEC. In 2008, we duly submitted our annual written affirmation to the NYSE.

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

See Index of Exhibits beginning on page 141 of this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Ssang-Su
Name:	Kim, Ssang-Su
Title:	President and Chief Executive Officer

Date: June 24, 2009

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on March 30, 2009 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act (in English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)***

15.3	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

15.4	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

15.5	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Electric Power Corporation)

15.6	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Corporation)

15.7	Consent of Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Corporation)

15.8	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)

15.9	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea South-East Power Co., Ltd.)

15.10	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Southern Power Co., Ltd.)

15.11	Consent of KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Midland Power Co., Ltd.)

15.12	Consent of Samil PricewaterhouseCoopers, a member firm of PricewaterhouseCoopers (Korea Western Power Co., Ltd.)

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
***	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

INDEX TO FINANCIAL STATEMENTS

Page
Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-4

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Electric Power Corporation)	F-6

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea South-East Power Co., Ltd.)	F-7

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Southern Power Co., Ltd.)	F-8

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International on Internal Control Over Financial Reporting (Korea Southern Power Co., Ltd.)	F-9

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International (Korea Midland Power Co., Ltd.)	F-10

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp., a member firm of KPMG International on Internal Control Over Financial Reporting (Korea Midland Power Co., Ltd.)	F-11

Report of Independent Registered Public Accounting Firm Samil PricewaterhouseCoopers, a member firm of PricewaterhouseCoopers (Korea Western Power Co., Ltd.)	F-12

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Midland Power Co., Ltd.)	F-13

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu (Korea Southern Power Co., Ltd.)	F-14

Consolidated balance sheets as of December 31, 2007 and 2008	F-15

Consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008	F-17

Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2006, 2007 and 2008	F-18

Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008	F-20

Notes to consolidated financial statements for the years December 31, 2007 and 2008	F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheets of Korea Electric Power Corporation and subsidiaries (collectively referred to as the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries whose financial statements reflect 15.1 and 10.5 percent of consolidated total assets as of December 31, 2007 and 2008, and 40.7 and 26.0 percent of consolidated total revenue for the years ended December 31, 2007 and 2008. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors. The consolidated financial statements of the Company for the year ended December 31, 2006, before the effects of the adjustments to retrospectively apply the adoption of Statements of Korean Accounting Standards as discussed in Note 1 to the consolidated financial statements, were audited by KPMG Samjong Accounting Corp., whose report dated May 26, 2007 expressed an unqualified opinion on those statements.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2007 and 2008, and the results of their operations, changes in their shareholders’ equity and their cash flows for the years then ended, in conformity with the Korea Electric Power Corporation Act, Accounting Regulations for Public Enterprise·Associate Government Agency and accounting principles generally accepted in the Republic of Korea.

We have also audited the adjustments to the 2006 consolidated financial statements to retrospectively apply the adoption of Statements of Korean Accounting Standards as discussed in Note 1 (b) to the consolidated financial statements. Our procedures included (1) comparing the adjustment amounts to the Company’s underlying analysis, (2) testing the mathematical accuracy of the underlying analysis, and (3) on a test basis comparing the adjustments to the Company’s supporting documentation. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2006 consolidated financial statements taken as a whole.

Our audit also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 of the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31,2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audits and the reports of the other auditors.

Deloitte Anjin LLC

Seoul, Korea

June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’ (collectively referred to as the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Korea Midland Power Co., Ltd. and Korea Southern Power Co., Ltd. whose financial statements reflect total assets and revenues constituting 10.5 percent and 26.0 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008. The effectiveness of certain consolidated subsidiaries’ internal control over financial reporting was audited by other auditor whose reports have been furnished to us, and our opinion, insofar as it relates to the effectiveness of certain consolidated subsidiaries’ internal control over financial reporting, is based solely on the reports of the other auditor.

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

In our opinion, based on our audit and the reports of the other auditor, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, our report dated June 24, 2009, expressed an unqualified opinion on those financial statements with explanatory paragraphs relating to our audits comprehending the translation of Korean won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

Deloitte Anjin LLC

Seoul, Korea

June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1(b), the accompanying consolidated statements of operations, changes in shareholders’ equity, and cash flows of Korea Electric Power Corporation and subsidiaries (the “Company”) for the year ended December 31, 2006. The 2006 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of certain consolidated companies, which statements reflect total assets constituting 10.1 percent as of December 31, 2006, and total operating expenses constituting 9.6 percent and 25.8 percent (after elimination of intercompany balances and sales) in 2006, of the related consolidated totals. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those consolidated companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the reports of the other auditors, the 2006 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1(b), present fairly, in all material respects, the results of operations of Korea Electric Power Corporation and their cash flows for the year ended December 31, 2006, in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and generally accepted accounting principles in the Republic of Korea.

Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 36 of the consolidated financial statements.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea South-East Power Co., Ltd.:

We have audited the accompanying balance sheet of Korea South-East Power Co., Ltd. (the “Company”) as of December 31, 2007, and the related statements of operations, disposition of deficit, changes in shareholder’s equity and cash flows for the year then ended, all expressed in Korea Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea South-East Power Co., Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 23 to the financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea Southern Power Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Korea Southern Power Co., Ltd. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Southern Power Co., Ltd. and subsidiary as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 28 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the years ended December 31, 2008 and 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2009 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholder

Korea Southern Power Co., Ltd.

We have audited Korea Southern Power Co., Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Korea Southern Power Co. Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years then ended, and our report dated June 24, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea Midland Power Co., Ltd.

We have audited the accompanying consolidated balance sheets of Korea Midland Power Co., Ltd. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from Accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 30 to the financial statements.

The accompanying consolidated financial statements as of and for the years ended December 31, 2008 and 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(u) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholder

Korea Midland Power Co., Ltd.:

We have audited Korea Midland Power Co., Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Korea Midland Power Co. Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2008 and 2007, and related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years then ended, all expressed in Korea Won and our report dated June 24, 2009 expressed an unqualified opinion on those financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Korea Western Power Co., Ltd.

In our opinion, the balance sheet and the related statements of income, changes in shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Korea Western Power Co., Ltd. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2006, and the result of its operations, changes in its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea (See Note 2).

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

/s/ Deloitte Anjin LLC

Seoul, Korea

May 14, 2007

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

	Won				U.S. dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 4):	(Won)	102,741,962	(Won)	109,305,083	$86,612,586
Less: accumulated depreciation		(40,383,055)		(44,351,255)	(35,143,625)
Less: construction grants		(4,619,883)		(5,336,110)	(4,228,296)

		57,739,024		59,617,718	47,240,665
Construction in-progress		9,824,129		10,177,567	8,064,633

Net property, plant and equipment		67,563,153		69,795,285	55,305,298

Investments and other assets:
Long-term investment securities (Note 6)		2,309,321		2,717,195	2,153,086
Long-term loans (Note 7)		428,674		605,585	479,861
Financial derivatives (Note 24)		14,898		1,326,546	1,051,146
Intangible assets (Notes 5 and 31)		841,327		946,847	750,275
Deferred income tax assets (Note 27)		1,983,649		1,963,520	1,555,880
Other non-current assets (Notes 8, 19 and 32)		452,772		504,408	399,689

Total non-current assets		73,593,794		77,859,386	61,695,235

Current assets:
Cash and cash equivalents (Notes 9 and 19)		1,574,329		1,452,286	1,150,781
Trade receivables, less allowance for doubtful accounts of (Won)53,924 million in 2007 and (Won)48,161 million in 2008 (Notes 19, 30 and 31)		2,602,570		2,806,974	2,224,227
Other accounts receivable, less allowance for doubtful accounts of (Won)12,818 million in 2007 and (Won)19,509 million in 2008 (Notes 19, 30 and 31)		393,323		725,578	574,943
Short-term investment securities (Note 6)		21,304		14,502	11,491
Short-term financial instruments (Notes 9 and 19)		1,583,271		316,442	250,746
Financial derivatives (Note 24)		7,633		3	2
Inventories (Note 10)		2,632,938		4,272,098	3,385,181
Deferred income tax assets (Note 27)		279,757		563,163	446,246
Other current assets (Notes 11 and 19)		239,673		188,178	149,111

Total current assets		9,334,798		10,339,224	8,192,728

Total assets	(Won)	82,928,592	(Won)	88,198,610	$69,887,963

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

AS OF DECEMBER 31, 2007 AND 2008

	Won				U.S. dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock of (Won)5,000 par value authorized 1,200,000,000 shares—Issued and outstanding 641,567,712 shares in 2007 and 2008 (Note 12)	(Won)	3,207,839	(Won)	3,207,839	$2,541,869
Capital surplus (Notes 3 and 12)		14,558,256		14,558,531	11,536,078
Capital adjustments (Note 13)		(741,825)		(741,489)	(587,551)
Accumulated other comprehensive income (Notes 6 and 14)		83,915		435,064	344,742
Retained earnings:
Appropriated (Note 15)		25,372,349		26,462,200	20,968,463
Before appropriations		1,551,878		(2,960,276)	(2,345,702)
Minority interest in consolidated subsidiaries		234,441		312,945	247,975

Total shareholders’ equity		44,266,853		41,274,814	32,705,874

Long-term liabilities:
Long-term debt, net (Notes 18 and 30)		16,120,521		23,318,811	18,477,663
Long-term other account payable (Note 21)		—		3,576,369	2,833,889
Accrual for retirement and severance benefits, net (Note 20)		1,388,932		1,735,457	1,375,164
Liability for decommissioning costs (Note 21)		8,206,267		5,470,764	4,334,995
Provision for decontamination of transformer (Note 22)		222,485		249,947	198,056
Reserve for self insurance		109,273		115,268	91,338
Financial derivatives (Note 24)		210,976		21,297	16,876
Deferred income tax liabilities (Note 27)		2,547,775		1,193,709	945,887
Other long-term liabilities (Note 32)		517,552		706,311	559,676

Total long-term liabilities		29,323,781		36,387,933	28,833,544

Current liabilities:
Trade payables (Notes 19, 30 and 31)		1,572,141		2,304,934	1,826,414
Other accounts payable (Notes 19, 30 and 31)		701,172		794,155	629,283
Short-term borrowings (Note 17)		820,315		1,357,710	1,075,840
Current portion of long-term debt, net (Note 18)		4,670,260		4,444,783	3,522,015
Income tax payable		474,986		461,707	365,853
Accrued expense (Note 19)		340,682		386,061	305,912
Financial derivatives (Note 24)		40,256		56	44
Deferred income tax liabilities (Note 27)		19,152		14,125	11,193
Other current liabilities (Notes 19 and 23)		698,994		772,332	611,991

Total current liabilities		9,337,958		10,535,863	8,348,545

Total liabilities		38,661,739		46,923,796	37,182,089

Commitments and contingencies (Note 32)
Total shareholders’ equity and liabilities	(Won)	82,928,592	(Won)	88,198,610	$69,887,963

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Won						U.S. dollars (Note 2)
	2006		2007		2008		2008
	(In millions, except per share amounts)						(In thousands, except per share amounts)
OPERATING REVENUES: (Notes 30 and 31)
Sale of electricity	(Won)	26,590,015	(Won)	28,501,480	(Won)	30,708,544	$24,333,236
Other operating revenues		818,798		635,740		851,556	674,767

		27,408,813		29,137,220		31,560,100	25,008,003

OPERATING EXPENSES (Notes 25, 26, 30 and 31):
Power generation, transmission and distribution costs		19,985,092		21,859,590		27,101,532	21,475,065
Purchased power		2,073,220		2,584,097		4,433,889	3,513,383
Other operating costs		379,396		261,679		1,083,050	858,201
Selling and administrative expenses		1,576,280		1,610,179		1,739,702	1,378,528

		24,013,988		26,315,545		34,358,173	27,225,177

OPERATING INCOME (LOSS)		3,394,825		2,821,675		(2,798,073)	(2,217,174)

OTHER INCOME (EXPENSES):
Interest income		156,657		186,315		170,951	135,460
Interest expenses		(700,827)		(737,121)		(1,000,773)	(793,006)
Gain (loss) on foreign currency transactions and translation, net		416,825		(144,948)		(1,845,392)	(1,462,276)
Donations		(180,870)		(155,437)		(40,112)	(31,784)
Equity income of affiliates, net (Note 6)		80,009		119,564		98,611	78,139
Gain on disposal of investments, net		17		13,021		4,241	3,361
Gain (loss) on disposal of property, plant and equipment, net		(3,067)		(2,325)		14,305	11,335
Valuation gain (loss) on financial derivatives, net (Note 24)		(172,603)		24,230		1,341,887	1,063,302
Prior year error correction (Notes 21 and 27)		109,910		—		—	—
Other, net		268,238		268,359		210,752	166,998

		(25,711)		(428,342)		(1,045,530)	(828,471)

INCOME (LOSS) BEFORE INCOME TAX		3,369,114		2,393,333		(3,843,603)	(3,045,645)
INCOME TAX EXPENSES (BENEFITS) (Note 27)		1,123,350		926,165		(929,564)	(736,580)

NET INCOME (LOSS)		2,245,764		1,467,168		(2,914,039)	(2,309,065)

Controlling interest	(Won)	2,225,560	(Won)	1,426,457	(Won)	(2,955,339)	$(2,341,790)
Minority interest		20,204		40,711		41,300	32,726

	(Won)	2,245,764	(Won)	1,467,168	(Won)	(2,914,039)	$(2,309,064)

BASIC EARNINGS (LOSS) PER SHARE (Note 28)	(Won)	3,488	(Won)	2,294	(Won)	(4,746)	$(3.76)

DILUTED EARNINGS (LOSS) PER SHARE (Note 28)	(Won)	3,389	(Won)	2,258	(Won)	(4,746)	$(3.76)

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments		Accumulated other comprehensive income		Minority interests		Total
Balances at January 1, 2006	(Won)	3,207,839	(Won)	14,421,065	(Won)	24,626,421	(Won)	(118,293)	(Won)	53,556	(Won)	147,062	(Won)	42,337,650
Net income		—		—		2,225,560		—		—		20,204		2,245,764
Dividends declared		—		—		(731,535)		—		—		—		(731,535)
Exercise of conversion right		—		47,270		—		—		—		—		47,270
Gain on disposal of treasury stock, net of tax		—		48,849		—		—		—		—		48,849
Change in retained earning of subsidiaries		—		—		(1,648)		—		—		—		(1,648)
Changes in treasury stock		—		—		—		(678,687)		—		—		(678,687)
Changes in unrealized gains on available-for-sale securities		—		—		—		—		1,439		—		1,439
Equity in other comprehensive income of affiliates		—		—		—		—		2,972		—		2,972
Changes in translation adjustments of foreign subsidiaries		—		—		—		—		(12,971)		—		(12,971)
Changes in valuation of derivatives		—		—		—		—		(7,101)		—		(7,101)
Changes in minority interests		—		—		—		—		—		(16,526)		(16,526)
Other		—		(41)		52		—		—		—		11

Balances at December 31, 2006		3,207,839		14,517,143		26,118,850		(796,980)		37,895		150,740		43,235,487

Net income		—		—		1,426,457		—		—		40,711		1,467,168
Dividends declared (Note 16)		—		—		(621,080)		—		—		—		(621,080)
Exercise of conversion right		—		(9,487)		—		—		—		—		(9,487)
Gain on disposal of subsidiary’s securities		—		46,945		—		—		—		—		46,945
Changes in treasury stock		—		3,655		—		55,155		—		—		58,810
Changes in unrealized losses on available-for-sale securities, net		—		—		—		—		(1,309)		—		(1,309)
Equity in other comprehensive income of affiliates		—		—		—		—		7,734		—		7,734
Changes in translation adjustments of foreign subsidiaries		—		—		—		—		28,859		—		28,859
Changes in valuation of derivatives		—		—		—		—		10,736		—		10,736
Changes in minority interests		—		—		—		—		—		42,990		42,990

Balance at December 31, 2007		3,207,839		14,558,256		26,924,227		(741,825)		83,915		234,441		44,266,853

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Won (In millions)
	Common stock		Capital surplus		Retained earnings		Capital adjustments		Accumulated other comprehensive income		Minority interests		Total
Net income (loss)		—		—		(2,955,339)		—		—		41,300		(2,914,039)
Dividends declared (Note 16)		—		—		(466,964)		—		—		—		(466,964)
Exercise of conversion right		—		(61)		—		—		—		—		(61)
Gain on disposal of subsidiary’s securities		—		148		—		—		—		—		148
Gain on disposal of treasury stock, net of tax		—		188		—		—		—		—		188
Changes in treasury stock		—		—		—		336		—		—		336
Changes in unrealized losses on available-for-sale securities		—		—		—		—		(8,274)		—		(8,274)
Equity in other comprehensive income of affiliates		—		—		—		—		205,359		—		205,359
Changes in translation adjustments of foreign subsidiaries		—		—		—		—		45,266		—		45,266
Changes in valuation of derivatives		—		—		—		—		108,798		—		108,798
Changes in minority interests		—		—		—		—		—		37,204		37,204

Balances at December 31, 2008	(Won)	3,207,839	(Won)	14,558,531	(Won)	23,501,924	(Won)	(741,489)	(Won)	435,064	(Won)	312,945	(Won)	41,274,814

U.S. dollars (In thousands) (Note 2)		$2,541,869		$11,536,078		$18,622,761		$(587,551)		$344,742		$247,975		$32,705,874

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Won						U.S. dollars (Note 2)
	2006		2007		2008		2008
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	2,245,764	(Won)	1,467,168	(Won)	(2,914,039)	$(2,309,065)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		5,744,401		5,829,915		6,233,033	4,939,012
Property, plant and equipment removal loss		229,417		295,589		302,288	239,531
Provision for severance and retirement benefits		313,078		329,771		483,909	383,446
Provision for decommissioning costs, net		328,237		339,749		379,281	300,540
Provision for decontamination of Transformer, net		—		21,938		13,016	10,314
Bad debt expense		25,317		22,966		20,616	16,336
Amortization of discount on debentures Issued and long-term loans, net		22,742		37,231		38,735	30,693
Loss (gain) on foreign currency translation, net		(356,606)		105,009		1,586,241	1,256,926
Equity income of affiliates, net		(80,009)		(119,564)		(98,611)	(78,139)
Loss (gain) on disposal of property, plant and equipment, net		3,067		(1,151)		(14,305)	(11,335)
Deferred income tax expense, net		(183,856)		(87,811)		(1,540,780)	(1,220,903)
Valuation loss (gain) on financial derivatives		172,603		(24,230)		(1,341,887)	(1,063,302)
Transaction loss on financial derivatives		24,580		5,430		154,114	122,119
Prior year error correction		(109,910)		—		—	—
Other losses (gains), net		96,748		48,391		(135,364)	(107,260)
Changes in assets and liabilities:
Trade receivables		(254,920)		(68,161)		(216,627)	(171,654)
Other accounts receivable		(22,850)		196,154		(176,891)	(140,167)
Inventories		(624,857)		(761,930)		(1,779,959)	(1,410,427)
Investments under the equity method		30,569		49,432		33,102	26,230
Other current assets		(73,549)		(69,909)		55,700	44,136
Trade payables		(46,442)		399,582		773,558	612,962
Other accounts payable		176,385		(443,698)		69,415	55,004
Income tax payable		302,433		(421,964)		(14,157)	(11,218)
Accrued expense		31,652		40,627		41,973	33,259
Other current liabilities		(78,104)		(8,107)		83,130	65,872
Payment of severance and retirement benefits, net		(43,133)		(84,080)		(78,204)	(61,968)
Payment of decommissioning costs		(10,039)		(7,324)		(8,791)	(6,966)
Payment of self-insurance		(1,582)		(31,108)		(54,238)	(42,978)
Other, net		(59,033)		(76,255)		67,032	53,115

Net cash provided by operating activities		7,802,103		6,983,660		1,961,290	1,554,113

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008—(CONTINUED)

	Won						U.S. dollars (Note 2)
	2006		2007		2008		2008
	(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	38,320	(Won)	38,953	(Won)	47,669	$37,773
Additions to property, plant and equipment		(7,469,389)		(8,544,771)		(8,924,622)	(7,071,808)
Receipt of construction grants		800,615		1,055,465		1,141,724	904,694
Proceeds from disposal of investment securities		55,208		48,369		71,308	56,504
Acquisition of investment securities		(65,765)		(550,341)		(164,014)	(129,964)
Increase in long-term loans, net		(66,129)		(10,627)		(177,278)	(140,474)
Acquisition of intangible assets		(63,591)		(170,822)		(360,604)	(285,740)
Increase in other non-current assets		(6,988)		(39,490)		(157,363)	(124,693)
Increase in short-term financial instruments, net		(310,852)		(419,629)		1,357,132	1,075,382
Decrease in current portion of long-term loans, net		18,230		41,318		23,095	18,300
Payment of support for inducement of radioactive waste facilities		(300,000)		—		—	—

Net cash used in investing activities		(7,370,341)		(8,551,575)		(7,142,953)	(5,660,026)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		4,917,747		5,198,428		9,890,208	7,836,932
Repayment of long-term debt		(3,494,930)		(4,247,010)		(4,681,712)	(3,709,756)
Proceed from short-term borrowings, net		144,192		317,160		509,670	403,859
Proceeds from (acquisition of) treasury stock, net		(740,949)		58,988		—	—
Dividends paid		(737,955)		(641,638)		(492,286)	(390,084)
Settlement of financial derivatives		(72,534)		461,147		(211,688)	(167,740)
Other, net		1,629		121,016		11,023	8,734

Net cash provided by financing activities		17,200		1,268,091		5,025,215	3,981,945

DECREASE FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		—		—		(4,689)	(3,716)
CHANGE IN CASH AND CASH EQUIVALENTS FROM THE TRANSLATION OF FOREIGN SUBSIDIARIES		(2,101)		28,261		39,094	30,978
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		446,861		(271,563)		(122,043)	(96,706)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,399,031		1,845,892		1,574,329	1,247,487

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	1,845,892	(Won)	1,574,329	(Won)	1,452,286	$1,150,781

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS DECEMBER 31, 2007 AND 2008

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. On April 1, 2007 KEPCO was designated as a market orientated enterprise.

As of December 31, 2008, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, and foreign investors held 21.12%, 29.95% and 23.79%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Knowledge Economy (the “MKE”) on January 21, 1999 (the “Restructuring Plan”), the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In addition, KEPCO has been contemplating the gradual privatization of KEPCO’s power generation subsidiaries and distribution business. In 2002, the Company commenced the sale of one of its generation subsidiaries. However, this sale was delayed due to unfavorable stock market conditions at the time. The Company intends to resume its stock-listing process in due course, after taking into consideration the overall stock market and other pertinent matters. The privatization of the power generation subsidiaries may result in a change in pricing of electric power, operational organization, related regulations and general policies for supply and demand of energy. The privatization of KEPCO’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004. In lieu of privatization, the Korea Tripartite Commission recommended the creation of independent business divisions, namely, the “strategic business units,” to create internal competition among the business divisions and ultimately improve efficiency. On September 25, 2006, KEPCO established nine strategy business units with a separate management structure with limited autonomy and separate financial accounting and performance evaluation criteria, which, together with certain of KEPCO’s other business units, were restructured into 13 integrated business units with a focus on profit maximization in December 2008 following a two-year evaluation period.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise·Associate Government Agency, which have been approved by the Korean Ministry of Strategy and Finance and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by those who are informed about Korean accounting principles and practices, the KEPCO Act and Accounting Regulations for Public Enterprise·Associate Government Agency. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the

Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The Korea Accounting Standards Board (the “KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Company prepared its financial statements as of December 31, 2008 in accordance with Financial Accounting Standards and SKAS in the Republic of Korea.

In 2007, the Company adopted SKAS No. 21—“Preparation and Presentation of Financial Statements,” SKAS No. 23—“Earning per Share” and SKAS No. 25—“Consolidation Financial Statements”, effective from January 1, 2007. Adoption of these newly effective SKAS in 2007 did not result in any change to reported net income or shareholders’ equity in 2006. Pursuant to adoption of SKAS No. 21, valuation gain on available-for-sale, unrealized loss and gain on investment securities using the equity method, cumulative effect of foreign currency translation and valuation loss on derivatives, amounting in aggregate to (Won)37,895 million as of December 31, 2006, formerly classified as capital adjustments, are reclassified as accumulated other comprehensive income. In addition, pursuant to adoption of SKAS No. 25, income before minority interest is reclassified as net income. Besides, controlling interest in net income and minority interest in net income are separately presented in the consolidated statements of income.

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

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For downstream sales, the full amount of intercompany profit is eliminated in the consolidated statements of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated as of December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	211,201	4,378	215,579
Intangible assets		13,755	—	13,755

	(Won)	224,956	4,378	229,334

	Won (millions)
	2008
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	233,627	5,070	238,697
Intangible assets		9,367	2	9,369

	(Won)	242,994	5,072	248,066

(d)	Consolidated Subsidiaries

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2007	2008
Korea Hydro & Nuclear Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Midland Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Western Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Southern Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea East-West Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation

Korea Power Engineering Co., Inc.	1977	97.9	97.9	Engineering for utility plant

KPS Co., Ltd.	1984	80.0	80.0	Utility plant maintenance

KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel

Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services

KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company

KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company

KEPCO China International Ltd. (*2)	2004	100.0	—	Holding Company

KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company

KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2007	2008
KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company

KEPCO Philippines Corporation (*3)	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)

KEPCO Ilijan Corporation (*3)	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)

KEPCO SPC Power Corporation (Formerly, KEPCO Salcon Power Corporation)	2005	76.0	60.0	Construction and operation of utility plant (Subsidiary of KEPCO Philippines Holdings Inc.)

KEPCO Lebanon SARL	2006	100.0	100.0	Operation of utility plant

KEPCO Neimenggu International Ltd.	2006	100.0	100.0	Holding Company

KEPCO Shanxi international Ltd.	2007	100.0	100.0	Holding Company

KOMIPO Global Pte Ltd.	2007	100.0	100.0	Construction and operation of utility plant (Subsidiary of Korea Midland Power Co., Ltd.)

(*1)	Six new power generation subsidiaries were established on April 2, 2001 through the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

(*2)	In 2008, the Company disposed of all of its investments in KEPCO China International Ltd. and recorded (Won)9,222 million of loss on disposal in other expense.

(*3)	Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to the National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

The power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEP)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (EWP)	Thermoelectric power plant in Dangjin

(e)	Affiliates Accounted for Using the Equity Method

Affiliate	Year of establishment	Ownership percentage(%)		Primary business
		2007	2008
Korea Gas Corporation	1983	24.5	24.5	Importing and wholesaling LNG
Korea District Heating Co., Ltd.	1985	26.1	26.1	Generating and distributing electricity and heat
LG Powercom Corporation	2000	43.1	38.8	Leasing telecommunication lines and providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Electricity metering
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd.	2005	40.0	40.0	Construction and operation of utility plant
SPC Power Corporation	2006	40.0	40.0	Operation of utility plant
Datang Chifang Renewable Power Co., Ltd.	2006	40.0	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	34.0	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd	2001	15.0	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	2007	29.0	29.0	Generating electricity
Cheongna Energy Co., Ltd.	2005	27.0	27.0	Generating and distributing vapor and hot/cold water
PT. Cirebon Electric Power	2007	—	27.5	Construction and operation of utility plant

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the years ended December 31, 2006, 2007 and 2008, the amounts of capitalized interest were (Won)237,225 million, (Won)240,165 million and (Won)309,971, respectively.

Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and waste electric transformer, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives as follows:

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (included in loaded nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30 ~ 40
Capitalized asset retirement cost of waste electric transformer	8
Capitalized asset retirement cost of loaded nuclear fuel	—
Others	4 ~ 9

As described in Note 1(v), in 2004, the Company adopted SKAS No. 17, “Provisions, Contingent Liabilities and Contingent Assets”, and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and low & intermediate radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line (dismantling costs) and units-of-production depreciation method (spent fuel).

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

Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows:

Trading securities should not be reclassified as other categories of securities. However, when those securities can no longer be held for sale in the near-term to generate profits from short-term price differences, the trading securities can be reclassified as available-for-sale or held-to-maturity securities. When those securities are no longer traded in an active market, such securities are reclassified as available-for-sale securities. When trading securities are reclassified to other categories, the fair value (latest market value) as of the date of the reclassification becomes new acquisition cost of the security and the security’s unrealized holding gain or loss through the date of the reclassification should be recorded in the non-operating income or expenses.

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

All costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized as an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expenses as incurred. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads. Capitalized costs are amortized on a straight-line basis over 5 years.

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

A rollforward of the allowance for doubtful accounts is as follows:

	Won (millions)
	2006		2007	2008
Balance at beginning of the year	(Won)	51,069	50,173	53,924
Provision for bad debts		23,168	22,163	20,616
Reversal of allowance for doubtful accounts		(1,346)	(393)	(2,173)
Write off		(22,718)	(18,019)	(24,206)

Balance at end of the year	(Won)	50,173	53,924	48,161

(n)	Inventories

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

Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company purchased individual severance insurance deposits, which meet the funding requirement for tax deduction purposes, in which the beneficiary is the respective employee, with a balance of (Won)387,591 million and (Won)455,223 million as of December 31, 2007 and 2008, respectively, and are presented as a deduction from the accrual of retirement and severance benefits.

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

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)938.2 and (Won)1,257.5 to US$1, the rate of exchange on December 31, 2007 and 2008, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as an accumulated other comprehensive income.

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

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes.

Prior to January 1, 2007, the Company recognized prior year income tax adjustments (additional payment of income tax or income tax refunds) as other income (expenses), offset current tax assets against current tax liabilities, and offset deferred tax assets against deferred tax liabilities in consolidated financial statements. However, in accordance with amendment of SKAS No. 16, “Income Taxes”, effective January 1, 2007, the Company recognized additional payment of income tax or income tax refunds as income taxes in 2007. In addition, the Company did not offset current tax assets against current tax liabilities, nor offset deferred tax assets against deferred tax liabilities in 2007, as the Company did not meet the criteria prescribed in the amendment of SKAS 16, “Income Taxes”. As required in SKAS No 16, prior years’ financial statements are reclassified to conform to the current period’s presentation as discussed in Note 1(b).

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

The elimination entries of the KEPCO’s investments against the related investees’ shareholders’ equity at December 31, 2008 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,983,839	Investments in affiliates	(Won)	18,352,974
Capital surplus		15,490,560	Consolidated capital surplus		2,060
Retained earnings		9,634,958	Consolidated retained earnings		9,476,458
Accumulated other comprehensive income		152,570	Accumulated other comprehensive income		128,486
			Minority interests		301,384
			Other		565

	(Won)	28,261,927		(Won)	28,261,927

(2) Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2008, have been translated into United States dollars at the rate of (Won)1,262.0 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3) Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of December 31, 2007 and 2008, the Company has a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2008, as announced by the Minister of Land and Transportation and Maritime Affairs is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land—utility plant, transmission and distribution sites and other	(Won)	6,296,608	10,054,099

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the years ended December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007
	Book value as of January 1, 2007		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2007
Land	(Won)	5,993,983	6,516	(6,422)	—	131,997	6,126,074
Buildings		7,248,966	9,255	(22,849)	(631,168)	687,580	7,291,784
Structures		27,513,258	12,899	(638)	(1,243,864)	2,123,760	28,405,415
Machinery		16,845,422	116,958	(16,212)	(3,183,094)	3,286,137	17,049,211
Vehicles		32,411	7,593	(12)	(19,653)	11,322	31,661
Loaded nuclear fuel		970,873	—	—	(392,139)	354,529	933,263
Capitalized asset retirement cost		1,656,836	—	—	(239,271)	442,393	1,859,958
Others		698,735	93,944	(1,030)	(170,733)	40,625	661,541
Construction in-progress		8,393,339	8,297,606	(1,062)	—	(6,865,754)	9,824,129
Construction grants		(4,086,894)	(1,032,055)	—	345,620	153,446	(4,619,883)

	(Won)	65,266,929	7,512,716	(48,225)	(5,534,302)	366,035	67,563,153

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2008
Land	(Won)	6,126,074	21,750	(22,096)	—	170,880	6,296,608
Buildings		7,291,784	761	(7,302)	(661,901)	643,924	7,267,266
Structures		28,405,415	1,002	(514)	(1,302,703)	2,718,515	29,821,715
Machinery		17,049,211	71,450	(3,372)	(3,168,570)	3,970,688	17,919,407
Vehicles		31,661	6,845	(26)	(19,459)	12,190	31,211
Loaded nuclear fuel		933,263	—	—	(416,977)	544,665	1,060,951
Capitalized asset retirement cost		1,859,958	—	—	(257,934)	205,770	1,807,794
Others		661,541	82,081	(54)	(172,227)	177,535	748,876
Construction in-progress		9,824,129	8,740,733	—	—	(8,387,295)	10,177,567
Construction grants		(4,619,883)	(1,141,724)	—	300,128	125,369	(5,336,110)

	(Won)	67,563,153	7,782,898	(33,364)	(5,699,643)	182,241	69,795,285

(*)	Others include transfers between asset categories, acquisition of capitalized asset retirement cost, and other non-cash items.

(4) Insured Assets

Insured assets as of December 31, 2008 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	1,597,469
Buildings and machinery	Nuclear property insurance		1,898,825
Buildings, machinery and construction in progress	Construction and shipping insurance		11,171,459
Buildings	General insurance		24,635,763
Construction in progress	Construction insurance		14,552
Inventories and machinery	Shipping insurance		8,311,217

In addition, as of December 31, 2008, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accidents, construction and other general insurance for its utility plants and inventories and general insurance for vehicles.

(5) Intangible Assets

Changes in intangible assets for the years ended December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007
	Book value as of January 1, 2007		Acquisitions	Amortization	Others(*1)	Book value as of December 31, 2007
Port facility usage right	(Won)	133,414	18,598	(8,099)	2,398	146,311
Water usage right		73,924	—	(16,951)	424	57,397
Dam usage right		6,398	—	(145)	(4,236)	2,017
Electricity usage right		35,510	98,404	(94,301)	11,322	50,935
Future radioactive wastes repository sites usage rights(*2)		300,000	—	—	—	300,000
Computer software and capitalized research and development costs		175,933	22,809	(70,705)	80,952	208,989
Others		129,104	29,023	(16,906)	(65,543)	75,678

	(Won)	854,283	168,834	(207,107)	25,317	841,327

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Amortization	Others(*1)	Book value as of December 31, 2008
Port facility usage right	(Won)	146,311	—	(8,128)	(56,940)	81,243
Water usage right		57,397	—	(16,952)	(131)	40,314
Dam usage right		2,017	—	(145)	4,237	6,109
Electricity usage right		50,935	47,907	(96,007)	36,100	38,935
Future radioactive wastes repository sites usage rights(*2)		300,000	—	—	—	300,000
Computer software and capitalized research and development costs		208,989	36,156	(85,034)	28,406	188,517
Others(*3)		75,678	276,541	(36,538)	(23,952)	291,729

	(Won)	841,327	360,604	(242,804)	(12,280)	946,847

(*1)	Others include transfers between asset categories and other non-cash items.

(*2)	In November 2005, Gyeongju City was selected as the repository site for Low and Intermediate- Level Radioactive Waste (LILRW). In relation to this future repository site, the Korean government enacted the ‘Special Act for the Region Hosting a Low and Intermediate Radioactive Waste Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company was obligated to pay (Won)300,000 million to the region to build the repository site. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities at December 31, 2005. The Company paid the entire amount in 2006.

(*3)	In 2007, the useful life of Kori-1 nuclear generation unit is extended by 10 years under the permission of the Ministry of Education, Science and Technology (the “MEST”, formerly the Ministry of Science and Technology). The Company promised to pay (Won)196,000 million to local community where the Kori-1 nuclear power plant is located to get the agreement on the above extension of its operation period. The Company recorded the amount as other intangible assets.

In addition, the Company expensed research and development cost amounting to (Won)554,473 million, (Won)602,753 million and (Won)618,008 million for the years ended December 31, 2006, 2007 and 2008, respectively.

(6) Investment Securities

(a)	Short-term Investment securities as of December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Trading Securities	(Won)	9,637	13,960
Available-for-sale securities		11,579	—
Held-to-maturity securities		88	542

	(Won)	21,304	14,502

Available-for-sale securities consist of beneficiary certificates and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1) :
Energy Savings Investment Cooperatives(*2)	48.0	(Won)	2,400	2,400
Korea Power Exchange(*3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd.	0.14		97	97
KNOC Nigerian East Oil Co., Ltd.(*5)	15.0		12	12
KNOC Nigerian West Oil Co., Ltd.(*5)	15.0		12	12
Dolphin Property Limited(*5)	15.0		12	12
KEPCO Australia Pty Ltd.(*2)	100.0		6,877	6,877
KEPCO Canada Energy Ltd.(*2)	100.0		823	823
Korea Electric Power Nigeria Ltd.(*2)	100.0		76	76
Cockatoo Coal Ltd.(*6)	4.77		6,793	10,999
Other equity securities(*4)	—		21,376	21,376
Debt securities	—		5,149	8,737

			171,466	179,260

Held-to-maturity:
Government and municipal bonds			3,454	3,454

Total		(Won)	174,920	182,714

	Won (millions)
	2008
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1):
Energy Savings Investment Cooperatives(*2)	48.0	(Won)	1,680	1,680
Korea Power Exchange(*3)	100.0		127,839	121,573
Hwan Young Steel Co., Ltd.	0.14		97	97
KNOC Nigerian East Oil Co., Ltd.(*5)	15.0		12	12
KNOC Nigerian West Oil Co., Ltd.(*5)	15.0		12	12
Dolphin Property Limited(*5)	15.0		12	12
KEPCO Australia Pty Ltd.(*2)	100.0		15,588	15,588
KEPCO Canada Energy Ltd.(*2)	100.0		1,215	1,215
Korea Electric Power Nigeria Ltd.(*2)	100.0		76	76
Cockatoo Coal Ltd.(*6)	4.77		6,793	8,646
Other equity securities(*4)	—		58,728	58,599
Debt securities	—		—	—

			212,052	207,510

Held-to-maturity:
Government and municipal bonds			2,419	2,419

Total		(Won)	214,471	209,929

(*1)	The equity securities other than securities in Korea Power Exchange, Kanglim Co., Ltd. and Cockatoo Coal Ltd. are non-marketable securities and stated at cost due to the lack of information to determine fair value.

(*2)	As described in Note 1(i), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, as allowed per SKAS No. 8 “Investments in Securities”, as the difference between the equity method and cost is considered to be immaterial, the Company recorded the investment within available-for-sale securities at cost.

(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, considering the purpose of establishment and articles of incorporation of Korea Power Exchange, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale at fair value. Based on the valuation report by the third party, the Company recorded valuation loss of (Won)6,266 million for its investment in Korea Power Exchange, which have been accounted for as accumulated other comprehensive income.

(*4)	The stock of Kanglim Co., Ltd. was listed on the Korea Securities Dealers Automated Quotation (the “KOSDAQ”) and those securities are evaluated at quoted market value (closing price as of the balance sheet date). The Company recorded loss on valuation of (Won)129 million, which have been accounted for as accumulated other comprehensive income.

(*5)	The Company invested in overseas oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owning 60% equity interest in the joint venture incorporated with Equator Exploration Limited and Nigerian governments, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of US$25 million related to the oil and gas producing activities and US$54 million related to the construction of power generation plants and gas pipes to Nigerian government.

(*6)	As investments in Cockatoo Coal Ltd. is recorded at fair value as a marketable security, the Company recorded gain on valuation of (Won)1,853 million as accumulated other comprehensive income.

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	938,137	938,137
Korea District Heating Co., Ltd.	26.1		5,660	187,503	187,503
LG Powercom Corporation(*1)	43.1		323,470	393,043	389,326
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	29,379	29,379
YTN	21.4		59,000	28,493	28,493
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		7,163	7,543	7,543
SPC Power Corporation	40.0		20,635	22,580	22,580
Datang Chifang Renewable Co., Ltd.	40.0		60,787	64,159	64,159
Gemeng International Energy Group Co. Ltd.	34.0		413,153	413,153	413,153
KEPCO Energy Resource Nigeria Limited.	30.0		7,824	7,625	7,625
Gangwon Wind Power Co., Ltd.(*2)	15.0		5,725	7,159	7,306
Hyundai Green Power Co. Ltd.	29.0		16,878	16,364	16,364
Komipo Global Pte Ltd.	100.0		13,540	13,674	13,540
Cheongna Energy Co., Ltd.	27.0		1,800	1,499	1,499

		(Won)	1,038,122	2,130,311	2,126,607

	Won (millions)
	2008
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	1,022,928	1,022,928
Korea District Heating Co., Ltd.	26.1		5,660	186,445	186,445
LG Powercom Corporation(*1)	38.8		323,470	384,901	384,901
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	28,717	28,717
YTN	21.4		59,000	29,991	29,991
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		11,342	14,256	14,256
SPC Power Corporation	40.0		20,635	30,507	30,507
Datang Chifang Renewable Co., Ltd.	40.0		71,856	105,734	105,734
Gemeng International Energy Group Co. Ltd.	34.0		413,153	591,911	591,911
KEPCO Energy Resource Nigeria Limited.	30.0		8,463	8,646	8,646
Gangwon Wind Power Co., Ltd.(*2)	15.0		5,725	6,994	7,093
Hyundai Green Power Co. Ltd.	29.0		38,135	37,218	37,218
Cheongna Energy Co., Ltd.	27.0		1,800	4,823	4,823
PT. Cirebon Electric Power	27.5		48,679	54,096	54,096

		(Won)	1,110,405	2,507,167	2,507,266

(*1)	As of December 31, 2007 and 2008, unrealized profits of (Won)3,717 million and nil, respectively, arisen from transactions with the Company were eliminated.

(*2)	Despite of holding less than 20% of the total number of voting stock of Gangwon Wind Power Co., Ltd., the Company utilizes the equity method of accounting to the investment, as the Company has significant influence over the operating and financial policies of Gangwon Wind Power Co., Ltd.

(d)	Changes in investments in affiliated companies under the equity method for the years ended December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007
	Book value as of January 1, 2007		Equity income (loss) of affiliates	Others(*1)	Book value as of December 31, 2007
Korea Gas Corporation	(Won)	860,503	90,450	(12,816)	938,137
Korea District Heating Co.		184,458	3,901	(857)	187,502
LG Powercom Corporation		376,831	12,495	—	389,326
Korea Electric Power Industrial Development, Ltd.		48,130	6,239	(24,990)	29,379
YTN		26,677	2,040	(224)	28,493
Gansu Datang Yumen Wind Power Co., Ltd.		5,808	—	1,735	7,543
SPC Power Corporation		22,921	3,433	(3,774)	22,580
Datang Chifang Renewable Co., Ltd.		18,053	1,059	45,047	64,159
Gemeng International Energy Group Co. Ltd.		—	—	413,153	413,153
KEPCO Energy Resource Nigeria Limited.		—	(887)	8,512	7,625
Gangwon Wind Power Co., Ltd		—	1,572	5,735	7,307
Hyundai Green Power Co. Ltd.		—	(437)	16,801	16,364
Komipo Global Pte Ltd.(*2)		—	—	13,540	13,540
Cheongna Energy Co., Ltd.		—	(301)	1,800	1,499

	(Won)	1,543,381	119,564	463,662	2,126,607

	Won (millions)
	2008
	Book value as of January 1, 2008		Equity income (loss) of affiliates	Others(*1)	Book value as of December 31, 2008
Korea Gas Corporation	(Won)	938,137	108,192	(23,401)	1,022,928
Korea District Heating Co.		187,502	2,366	(3,423)	186,445
LG Powercom Corporation		389,326	6,041	(10,466)	384,901
Korea Electric Power Industrial Development, Ltd.		29,379	4,728	(5,390)	28,717
YTN		28,493	1,823	(325)	29,991
Gansu Datang Yumen Wind Power Co., Ltd.		7,543	(275)	6,988	14,256
SPC Power Corporation		22,580	493	7,434	30,507
Datang Chifang Renewable Co., Ltd.		64,159	4,883	36,692	105,734
Gemeng International Energy Group Co. Ltd.		413,153	(29,321)	208,079	591,911
KEPCO Energy Resource Nigeria Limited.		7,625	22	999	8,646
Gangwon Wind Power Co., Ltd		7,307	628	(842)	7,093
Hyundai Green Power Co. Ltd.		16,364	(372)	21,226	37,218
Cheongna Energy Co., Ltd.		1,499	(400)	3,724	4,823
Komipo Global Pte Ltd.(*2)		13,540	—	(13,540)	—
PT. Cirebon Electric Power(*2)		—	(197)	54,293	54,096

	(Won)	2,126,607	98,611	282,048	2,507,266

(*1)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to capital surplus and gain (loss) on investment securities in accumulated other comprehensive income.

(*2)	As Komipo Global Pte Ltd. was established in 2007 and whose capital stock at the time of establishment was less than (Won)7 billion, Komipo Global Pte Ltd. was excluded from consolidation in accordance with consolidation exception provision in SKAS No. 25 “Consolidated Financial statements” for the year ended December 31, 2007. As of December 31, 2008, Komipo Global Pte Ltd., whose total assets were over (Won)7 billion at the end of prior year, was included in consolidation. With the inclusion of Komipo Global Pte in consolidation in 2008, the Komipo Global Pte’s investment in Cirebon Electric Power (27.5%) started to be accounted for using equity method.

The Company’s portion on the above affiliates negative accumulated other comprehensive income amounts were (Won)53 million and (Won)2,480 million, and positive accumulated other comprehensive income amounts of (Won)124,667 million and (Won)332,453 million as of December 31, 2007 and 2008, respectively. Such amounts have been accounted for as unrealized gains and losses on equity securities of affiliates within shareholders’ equity as accumulated other comprehensive income of the Company.

(e)	Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2007 and 2008 is shown in the following table (Won in million). There are no significant differences between carrying value of investment and share of underlying net equity.

	2007
Affiliated Companies	Total Assets		Total Liabilities		Sales		Net Income(Loss)
Korea Gas Corporation	(Won)	12,576,842	(Won)	8,740,682	(Won)	14,264,791	(Won)	364,050
Korea District Heating Co.		1,998,662		1,279,503		686,212		14,964
LG Powercom Corporation		1,663,383		752,070		1,109,618		25,522
Korea Electric Power Industrial Development Co., Ltd.		118,587		58,492		202,717		12,732
YTN		186,349		53,382		96,949		9,520
Gansu Datang Yumen Wind Power Co., Ltd.		57,987		39,129		4,349		—
SPC Power Corporation		72,416		4,894		27,429		8,121
Datang Chifeng Renewable Co., Ltd.		377,902		241,150		14,064		2,267
Gemeng International Energy Group Co., Ltd.		413,153		—		—		—
KEPCO Energy Resource Nigeria Limited.		28,600		3,183		—		(2,957)
Gangwon Wind Power Co.		161,139		113,410		19,359		7,317
Hyundai Green Power Co., Ltd.		60,656		4,228		—		(1,507)
KOMIPO Global Pte Ltd.		13,540		—		—		—
Cheongna Energy Co., Ltd.		21,603		16,051		—		(476)

	(Won)	17,750,819	(Won)	11,306,174	(Won)	16,425,488	(Won)	439,553

	2008
Affiliated Companies	Total Assets		Total Liabilities		Sales		Net Income(Loss)
Korea Gas Corporation	(Won)	20,807,767	(Won)	16,624,885	(Won)	23,324,594	(Won)	435,153
Korea District Heating Co.		2,382,031		1,666,926		1,189,916		9,072
LG Powercom Corporation		1,937,073		944,983		1,273,769		5,991
Korea Electric Power Industrial Development Co., Ltd.		128,479		69,873		261,090		12,833
YTN		187,383		47,424		104,441		8,731
Gansu Datang Yumen Wind Power Co., Ltd.		148,453		112,812		5,777		(688)
SPC Power Corporation		88,946		9,373		24,249		10,826
Datang Chifeng Renewable Co., Ltd.		785,065		521,100		47,090		15,188
Gemeng International Energy Group Co., Ltd.		1,741,968		1,051		12,524		(101,016)
KEPCO Energy Resource Nigeria Limited.		57,463		28,641		3,663		74
Gangwon Wind Power Co.		155,491		108,867		16,099		4,358
Hyundai Green Power Co., Ltd.		163,032		34,695		—		(1,283)
Cheongna Energy Co., Ltd.		88,346		70,485		1,021		1,449
PT. Cirebon Electric Power		68,747		2,961		—		(726)

	(Won)	28,740,244	(Won)	20,244,076	(Won)	26,264,233	(Won)	399,962

(7) Loans to Employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2007 and 2008:

	Won (millions)
	2007		2008
Current portion of long-term loans	(Won)	26,531	32,899
Long-term loans		396,191	426,943

	(Won)	422,722	459,842

(8) Other Non-current Assets

Other non-current assets as of December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007		2008
Leasehold deposits	(Won)	246,446	260,247
Assets received from KEDO (Note 32(d))		93,971	93,625
Others		112,355	150,536

	(Won)	452,772	504,408

(9) Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for certain business purposes as of December 31, 2007 and 2008 as follows:

	Won (millions)
	2007		2008
Cash and cash equivalents	(Won)	75,023	88,835
Short-term financial instruments		37,815	50,000
Long-term financial instruments		5	5

	(Won)	112,843	138,840

(10) Inventories

Inventories as of December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Raw materials(*)	(Won)	1,369,768	2,336,236
Supplies		1,055,311	1,264,450
Other		207,859	671,412

	(Won)	2,632,938	4,272,098

(*)	As of December 31, 2007 and 2008 the Company has nuclear fuel in process amounting to (Won)883,039 million and (Won)1,211,558 million, respectively.

(11) Other Current Assets

Other current assets as of December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Current portion of long-term loans	(Won)	27,982	33,707
Accrued interest income		43,186	21,946
Advance payments		44,110	31,160
Prepaid expenses		23,732	35,772
Others		100,663	65,593

	(Won)	239,673	188,178

(12) Shareholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As of December 31, 2008, 641,567,712 shares of common stock have been issued.

(b)	Capital Surplus

Capital surplus as of December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007		2008
Paid-in capital in excess of par value	(Won)	835,140	835,140
Reserves for asset revaluation		12,552,973	12,552,973
Tax adjustment related to asset revaluation		742,125	742,125
Other capital surplus		428,018	428,293

	(Won)	14,558,256	14,558,531

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(13) Capital Adjustments

The Company has treasury stock amounting to (Won)741,825 million (18,948,627 shares) and (Won)741,489 million (18,929,955 shares) as of December 31, 2007 and 2008, respectively, for the purpose of stock price stabilization.

(14) Accumulated Other Comprehensive Income

Accumulated other comprehensive income, net of tax as of December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007		2008
Gain on valuation of available-for-sale securities, net	(Won)	4,139	(3,759)
Equity in other comprehensive income of affiliates		124,614	329,973
Overseas operation translation credit		(50,864)	(5,598)
Gain on valuation of cash flow hedges (Note 24)		6,026	114,448

	(Won)	83,915	435,064

(15) Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Involuntary:
Legal reserve(*1)	(Won)	1,603,919	1,603,919
Voluntary:
Reserve for investment on social overhead capital(*2)		5,277,449	5,277,449
Reserve for research and human resources Development(*2)		330,000	330,000
Reserve for business rationalization(*3)		31,900	31,900
Reserve for business expansion(*4)		17,919,081	19,008,932
Reserve for dividend equalization(*5)		210,000	210,000

		23,768,430	24,858,281

	(Won)	25,372,349	26,462,200

(*1)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(*2)	The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(*3)	Until December 10, 2002 under the Special Tax Treatment Control Law (the “Law”), investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization for tax benefits received for certain investments. However, existing reserves are not available for cash dividends and can be credited only to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(*4)	Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no reserve is required.

(*5)	The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stock price and credit rating stabilization.

(16) Dividends

Details of dividends for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Won (millions, except per share amount)
	Outstanding shares of common stock	Dividend rate	Dividend per share		Total dividend
2006:
Outstanding shares of common stock	621,081,746	20%	(Won)	1,000	(Won)	621,080
Treasury shares	20,485,966	—		—		—

	641,567,712				(Won)	621,080

2007:
Outstanding shares of common stock	622,619,085	15%	(Won)	750	(Won)	466,964
Treasury shares	18,948,627	—		—		—

	641,567,712				(Won)	466,964

2008:
Outstanding shares of common stock	622,637,757	—%	(Won)	—	(Won)	—
Treasury shares	18,929,955	—		—		—

	641,567,712				(Won)	—

(17) Short-term Borrowings

Short-term borrowings as of December 31, 2007 and 2008 are as follows:

(a)	Local Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2007		2008
Eugene Investment & Securities	General	5.01~6.77	(Won)	—	71,100
Woori Bank	General	3.75~7.56		290,000	812,189
Korea Exchange Bank	General	6.62~6.74		230,000	85,000
Korea Resource Bank	General	4.25~5.25		11,297	—
Shinhan Bank	General	5.51~5.61		—	50,000
Samsung Securities	General	CD -4bp, + 72bp		—	40,000
Nonghyup	General	MOR + 0.90		—	7,000
SK Securities	General	CD + 70bp~96bp		—	50,000
BOA	General	CD + 7bp		—	24,000
A.N.Z_KOREA	General	8.39		—	20,000

			(Won)	531,297	1,159,289

(b)	Foreign Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2007		2008
China Construction Bank	General	1M Libor (US$) + 320bp(*)	(Won)	—	15,784
Woori Bank	General	3.80~3.93		—	22,747
Korea Exchange Bank	General	4.44~5.94		—	31,706
Korea Development Bank	Commercial paper	0.61~4.70		—	35,229
Kookmin Bank	Commercial paper	3.82~5.08		—	49,374
HSBC Korea	Commercial paper	4.10		—	10,223
Deutsche Bank Korea	General	2.26		—	4,878
BNP Paribas	General	5.25		9,548	—
BOA	General	3M Libor (Yen) + 0.27(*)		18,794	—
SMBC	General	3M Libor (Yen) + 0.44(*)		199,999	—
Other	Usance etc.	3M Libor (US$) + 0.38(*)		60,677	28,480

			(Won)	289,018	198,421

(*)	As of December 31, 2008, 1M Libor US$ Libor is 0.44% and 3M Libor for Yen and US$ are 0.83% and 1.42%, respectively.

(18) Long-term Debt

Long-term borrowings as of December 31, 2007 and 2008 are as follows:

(a)	Local Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2007		2008
Korea Development Bank	Facility	2009~2012	5.26~7.18	(Won)	4,709,620	3,351,893
Industrial Bank of Korea	Development of power resource	2012	4.50		70,000	99,666
Ministry of Knowledge Economy	Development of power resource	2010	4.50		30,000	20,000
National Agricultural Cooperative Federation	Development of power resource	2011	4.50~5.88		161,875	114,375
Korea Exchange Bank	Energy rationalization	2010~2021	4.50~6.66		423,882	1,022,682
Others	General	2009~2042	0.50~5.21		912,078	1,018,967

					6,307,455	5,627,583
Less: Current portion					(1,563,975)	(2,201,430)

				(Won)	4,743,480	3,426,153

(b)	Foreign Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2007		2008
Japan Bank for international cooperation	Facility	2014	8.28	(Won)	121,373	138,320
Korea National Oil corporation	Oil production	2021~2022	3.25		7,945	11,046
The Export-Import bank of Korea	Project loans	2009~2014	LIBOR+0.35, 5.00~7.27		107,130	225,252
Woori Bank	Project loans	2018	5.05		56,292	125,750
USEXIM	Facility	2014	4.48		64,025	73,227
Others	Facility	2013	LIBOR+0.30		82,589	16,885

					439,354	590,480
Less: Current portion					(42,559)	(52,390)

				(Won)	396,795	538,090

(c)	Debentures

			Annual interest rate %	Won (millions)
		Maturity		2007		2008
	Local currency debentures:
	Electricity bonds	2009~2013	3.43~7.19	(Won)	5,870,000	10,050,000
	Corporate bonds	2009~2011	3.54~7.58		3,100,010	4,030,010

					8,970,010	14,080,010

	Foreign currency debentures:
	FY-93	2013	7.75		328,370	440,125
	FY-96(*1)	2009~2096	6.00~8.278		240,386	320,627
	FY-97	2027	6.75~7.00		295,267	395,758
	FY-02(*2)	—	1.04~5.95		140,730	—
	FY-03	2009~2013	1.33~5.12		693,071	188,626
	FY-04	2009~2034	4.88~5.13		784,487	880,240
	FY-05	2010~2012	3.125~5.25		626,775	821,306
	FY-06	2016	5.24~5.50		609,831	817,376
	FY-07	2010~2014	1.34~5.75		466,664	969,206
	FY-08		3M USD Libor+1.5,
			3M JPY Libor+1.8,
		2011~2018	4.06~5.38		—	1,730,060

					4,185,581	6,563,324

					13,155,591	20,643,334
Less:	Current portion				(3,062,403)	(2,190,963)
	Discount				(36,247)	(49,747)

				(Won)	10,056,941	18,402,624

(*1)	In 1996, the Company issued bonds of US$208,256 thousand which is repaid in equal installments over the term of the bond until 2096.

(*2)	The debentures of (Won)140,730 million were repaid at maturity in 2008.

(d)	Exchangeable Bonds

Description	Annual interest rate %	Won (millions)
		2007		2008
Overseas exchangeable bonds(*1)	0.00	(Won)	1,343	—
Overseas exchangeable bonds(*2)	0.00		485,682	485,682
Overseas exchangeable bonds(*2)	0.00		555,114	555,114

			1,042,139	1,040,796
Less: Current portion			(1,323)	—
Plus: Premium on debentures issued			18	—
Less: Discount on debentures issued			(65,601)	(49,729)
Conversion right adjustment			(51,928)	(39,123)

Exchangeable bonds, net		(Won)	923,305	951,944

(*1)	The exchangeable bonds of (Won)1,343 million were repaid at maturity in 2008.

(*2)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The main terms of the bonds are as follows:

•	Maturity date: November 23, 2011

•	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

•	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

•	Shares to be exchanged: Common stock of the Company or its equivalent DR

•	Exchange price: (Won)51,000 per share

•

Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009. The Notes will be redeemable at the option of the holder of notes by depositing a demand of redemption at the specified office of a paying agent not less than 30 nor more than 60 days prior to November 23, 2009.

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

(e)	Foreign currency debts, by currency, as of December 31, 2007 and 2008 are as follows:

	Won (millions), US$, JPY, EUR, GBP and CNY (thousands)
	2007				2008
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Short-term borrowings	US$	74,851	(Won)	70,225	US$	157,790	(Won)	198,421
	JPY	26,336,000		218,793	JPY	—		—

				289,018				198,421

Long-term borrowings	US$	420,265		394,293	US$	399,610		502,510
	CNY	350,800		45,061	CNY	—		—
	PHP	—		—	PHP	3,315,884		87,970

				439,354				590,480

Debentures	US$	3,434,277		3,206,936	US$	3,879,688		4,878,707
	JPY	76,000,000		633,330	JPY	89,000,000		1,240,562
	EUR	250,000		345,315	EUR	250,000		444,055

				4,185,581				6,563,324

Exchangeable bond	JPY	61,470,773		487,025	JPY	61,345,128		485,682
	EUR	463,321		555,114	EUR	463,321		555,114

				1,042,139				1,040,796

			(Won)	5,956,092			(Won)	8,393,021

(f)	Aggregate maturities of the Company’s long-term debt as of December 31, 2008 are as follows:

	Won (millions)
Year ended December 31	Local currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2009	(Won)	2,201,430	52,390	2,190,000	1,498	—	4,445,318
2010		1,809,947	79,026	2,550,000	1,030,888	—	5,469,861
2011		1,110,720	83,370	2,990,000	1,396,204	1,040,796	6,621,090
2012		286,734	83,370	2,330,010	378,370	—	3,078,484
2013		125,110	88,260	1,960,000	1,824,304	—	3,997,674
Thereafter		93,642	204,064	2,060,000	1,932,060	—	4,289,766

	(Won)	5,627,583	590,480	14,080,010	6,563,324	1,040,796	27,902,193

(19) Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in Note 18 as of December 31, 2007 and 2008 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2007				2008
	Foreign currency (thousands)(*)		Won equivalent (millions)		Foreign currency (thousands)(*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	3,402	(Won)	3,192	US$	17,789	(Won)	22,639
	CNY	61		8	CNY	62		11
	PHP	320		7	PHP	5,013		133
	INR	56,223		1,342	INR	163,304		4,280
	CHF	200		166	CHF			—
	AUD	1,098		904	AUD	3,013		2,621
	EUR	—		—	EUR	209		383
	NGN	—		—	NGN	1,985		18
Short-term financial instruments	US$	—		—	US$	500		629
	INR	35,000		835	INR	15,000		393
Short-term loan	US$	705		661	US$	—		—
Trade receivables	US$	6,592		6,185	US$	10,479		13,177
	EUR	—		—	EUR	125		221
	INR	5,989		143	INR	49,640		1,301
	CAD	110		105	CAD	—		—
	PHP	—		—	PHP	1,216		32
Other accounts receivable	US$	1,940		1,819	US$	7,483		9,410
	EUR	49		68	EUR	—		—
Accrued income	US$	—		—	US$	—		—
	INR	828		20	INR	141		4
Advance payments	US$	1,000		938	US$	5,515		6,957
Other current assets	US$	—		—	US$	—		—
	PHP	4,471		102	PHP	6,555		174
	INR	4,102		98	INR	6,065		159
	AUD	141		116	AUD	97		84
Other non-current assets	US$	651		611	US$	564		709
	EUR	22		30	EUR	30		54
	JPY	13,428		112	JPY	13,428		187
	CAD	—		—	CAD	2		2
	CNY	11		1	CNY	40		7

			(Won)	17,463			(Won)	63,585

	Won (millions), US$, JPY and EUR (thousands)
	2007				2008
	Foreign currency (thousands)(*)		Won equivalent (millions)		Foreign currency (thousands)(*)		Won equivalent (millions)
Liabilities:
Trade payables	US$	332,983	(Won)	312,404	US$	488,279	(Won)	614,010
	EUR	89		124	EUR	8,314		557
	JPY	—		—	JPY	33,062		461
	CNY	—		—	CNY	1,779		328
	PHP	5,754		131	PHP	1,342		36
	INR	2,129		51	INR	4,680		123
	AUD	6		5	AUD	630		548
	GBP	7		14	GBP	1		1
	CAD	21		20	CAD	—		—
Other accounts payable	US$	1,400		1,313	US$	32,966		42,582
	EUR	291		402	EUR	1,459		2,657
	JPY	—		—	JPY	492		6,862
	CAD	—		—	CAD	52		54
	PHP	521		12	PHP	976		26
	INR	4,335		103	INR	7,410		194
	CHF	12,404		10,321	CHF	—		—
	GBP	—		—	GBP	29		53
	SEK	291		43	SEK	142		23
Withholdings	US$	76		72	US$	99		124
	EUR	6		8	EUR	—		—
	CAD	59		56	CAD	179		186
Advance received	US$	1,000		938	US$	—		—
Accrued expense	US$	562		542	US$	—		—
Other current liabilities	US$	340		319	US$	458		576
	INR	2,893		69	INR	130		3
	AUD	175		144	AUD	10,593		278
	PHP	—		—	PHP	183		159

			(Won)	327,091			(Won)	669,841

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

(20) Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Estimated accrual at beginning of year	(Won)	1,527,435	1,776,614
Provision for retirement and severance benefits		329,771	483,909
Payments		(84,080)	(78,204)
Others		3,488	8,452

Estimated accrual at end of year		1,776,614	2,190,771
Transfer to National Pension Fund		(91)	(91)
Deposit for severance benefit insurance		(387,591)	(455,223)

Net balance at end of year	(Won)	1,388,932	1,735,457

As of December 31, 2008, the future retirement and severance benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Korean Won (in millions)		Translation into U.S. Dollars (Note 2) (in thousands)
2009	(Won)	58,408	$46,282
2010		86,362	68,432
2011		85,351	67,632
2012		103,270	81,830
2013		132,165	104,726
2014 - 2017		969,101	767,909

The above amounts were determined based on the employees’ current salary rates as of balance sheet date and the number of service years that will be accumulated upon their retirement date. The amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(21) Liability for Decommissioning Costs

Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the dismantling of nuclear power plants and disposal of spent fuel and low & intermediate radioactive wastes. In addition, under the Korean Atomic Energy Act (AEA), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Ministry of Education, Science and Technology (the “MEST”, formerly the Ministry of Science and Technology).

Effective January 1, 2004, the Company early adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs to the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantling and disposal of the nuclear power plants, spent fuel and low & intermediate radioactive waste.

In 2008, Radio-active Waste Management Act (“RWMA”) was enacted, which is effective as of January 1, 2009, in an effort to centralize the disposal of spent fuel and low & intermediate radioactive waste and related management process.

Even after the enactment of RWMA, the Company is still responsible for dismantling of nuclear power plants without any changes in their operation and accounting treatment, but for the disposal of spent fuel and low & intermediate radioactive waste, the responsibility was transferred to newly established Korea Radio-active Waste Management Corporation (“KRMC”), a government-owned entity.

As of December 31, 2007 and 2008, the Company has recorded a liability of (Won)8,206,267 million and (Won)5,470,764 million, respectively, for dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plants of (Won)4,130,967 million and (Won)4,311,052 million as of December 31, 2007 and 2008 and storage costs of spent fuel and low & intermediate radioactive waste of (Won)4,075,300 million and (Won)1,159,712 million as of December 31, 2007 and 2008, respectively. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from passage of time and changes in estimate related to either the timing or the amount of the initial estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying statements of income.

For the year ended December 31, 2006, the Company computerized the processes for recording capitalized asset retirement costs and liability for decommissioning costs in relation to dismantling the nuclear power plants and storage of spent fuel and radioactive wastes. As part of the computerization process, the Company initiated a thorough investigation to identify accurate quantities of spent fuel and radioactive waste. As a result of the investigation, the Company found discrepancies between physical counts performed and pre existing data. In addition, the Company changed the timing of asset retirement cost recognition for spent fuel from when spent fuel is released to when new nuclear fuel is loaded. As a result of the discrepancy and the change in the timing of recognition, the Company adjusted the beginning balances of asset retirement costs and liability for decommissioning costs by (Won)55,255 million and recognized it as a prior year error correction in the consolidated statements of income for year ended December 31, 2006.

Changes in the liability for decommissioning costs for the years ended December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Balance at beginning of year	(Won)	7,543,491	8,206,267
Liabilities incurred		330,486	470,376
Accretion expense for year		339,749	379,281
Payments for year		(7,459)	(8,791)
Transfer to long-term other account payable(*)		—	(3,576,369)

Balance at end of year	(Won)	8,206,267	5,470,764

(*)	For spent fuel discharged prior to December 31, 2008, the Company has accrued the liability of (Won)3,576,369 million. Under newly enacted RWMA, the Company is required to pay the disposal costs of spent fuel to KRMC over 15 years after 5 years of grace period along with the interest at 4.36% and accordingly the Company reclassified this amount to long-term accounts payable-other.

(22) Provision for Decontamination of Transformer

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2015. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures.

As of December 31, 2007 and 2008, the Company has recorded a liability of (Won)222,485 million and (Won)249,947 million for inspection and disposal cost related to decontamination of existing transformers, respectively. Actual cost of decontaminating are expected to vary from those because of changes in assumed dates of regulatory requirement, technology, and costs of labor, material and equipment.

(23) Other Current Liabilities

Other current liabilities as of December 31, 2007 and 2008 are as follows:

	Won (millions)
	2007		2008
Advance received	(Won)	29,732	45,642
Withholdings		202,088	209,732
Unearned revenue		44,613	73,244
Dividends payable		2,787	9,318
Others		419,774	434,396

	(Won)	698,994	772,332

(24) Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

(a)	Currency swap contracts as of December 31, 2008 are as follows:

	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
Counterparty	Year	Year	Pay		Receive		Pay (%)	Receive (%)
Barclays	2008	2013	KRW	187,020	US$	200	7.50	7.75
Credit Suisse	2008	2013	KRW	140,265	US$	150	7.39	7.75
Deutsche Bank	2008	2010	KRW	172,959	EUR	125	2.46	3.13
Merrill Lynch	2008	2010	KRW	86,479	EUR	63	2.46	3.13
UBS AG	2008	2010	KRW	86,479	EUR	63	2.46	3.13
ANZ	2008	2011	KRW	52,025	US$	50	5.17	3M USD Libor + 1.80
DBS	2008	2011	KRW	51,730	US$	50	5.78	3M USD Libor + 1.70
Woori Investment & Securities	2008	2011	KRW	10,346	US$	10	5.78	3M USD Libor + 1.70
Mizuho	2008	2011	KRW	28,860	JPY	3,000	5.82	3M JPY Libor + 1.70
ING	2008	2011	KRW	50,495	US$	50	6.24	6M USD Libor + 1.50
Calyon	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80
BNP Paribas	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80
DBS	2008	2011	KRW	52,375	US$	50	6.01	3M USD Libor + 1.80
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
Credit Suisse First Boston	2006	2016	KRW	94,735	US$	100	5.26	6.00
Barclays	2006	2016	KRW	94,735	US$	100	5.26	6.00
Citibank	2006	2016	KRW	94,735	US$	100	5.24	6.00
TOKYO-MITSUBISHI UFJ BANK	2007	2010	KRW	112,600	JPY	14,000	5.09	JPY Euro Yen 3m Timor+0.5
JPMorgan Chase Bank	2004	2011	KRW	86,400	US$	75	4.95	Within 3 years: 4.875 After 3 years: [4.875-(10.9- JPY/KRW Spot rate)]
Credit Suisse First Boston	2004	2011	KRW	86,400	US$	75	4.95	Within 3 years: 4.875 After 3 years: [4.875-(10.9- JPY/KRW Spot rate)]

	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
Counterparty	Year	Year	Pay		Receive		Pay (%)	Receive (%)
UBS AG	2006	2016	KRW	98,100	US$	100	5.48	5.50
Credit Suisse First Boston	2006	2016	KRW	98,100	US$	100	5.48	5.50
Citibank	2008	2013	KRW	113,304	US$	120	4.96	5.38
Goldman Sachs	2008	2013	KRW	113,304	US$	120	4.96	5.38
Barclays	2008	2013	KRW	56,652	US$	60	4.96	5.38
Tokyo-Mitsubishi UFJ Bank	2007	2010	KRW	115,783	JPY	14,000	4.72	1.65
SMBC	2007	2010	KRW	116,620	JPY	14,000	4.56	Euro Yen Libor rate 3m + 0.05
BTMU	2007	2010	KRW	109,060	JPY	14,000	5.29	3M JPY EURO YEN Tibor + 0.5
Barclays	2006	2016	KRW	71,888	US$	75	4.81	5.50
Deutsche Bank	2006	2016	KRW	71,888	US$	75	4.81	5.50
BNP Paribas	2008	2011	KRW	48,650	US$	50	4.15	3M Libor + 1.3
ABN AMRO	2008	2011	KRW	29,190	US$	30	4.15	3M Libor + 1.3
Woori Investment & Securities	2008	2011	KRW	19,460	US$	20	4.15	3M Libor + 1.3
Barclays Bank PLC	2004	2014	KRW	172,875	US$	150	5.10	5.75
BNP Paribas	2008	2011	KRW	46,750	JPY	5,000	4.50	Libor + 1.3
ABN AMRO	2008	2011	KRW	28,050	JPY	3,000	4.50	Libor + 1.3
ANZ	2008	2011	KRW	18,700	JPY	2,000	4.50	Libor + 1.3
ABN AMRO	2008	2013	KRW	149,040	US$	150	5.03	5.38
Deutsche Bank	2008	2013	KRW	149,040	US$	150	5.03	5.38
Barclays	2004	2011	KRW	138,251	US$	120	4.85	4.88
BNP Paribas	2004	2011	KRW	17,282	US$	15	4.85	4.88
Hana Bank	2004	2011	KRW	17,282	US$	15	4.85	4.88
CSFB	2004	2011	KRW	115,210	US$	100	4.85	4.88

(b)	Interest rate swap contracts as of December 31, 2008 are as follows:

	Notional amount in millions		Contract interest rate per annum
Counterparty			Pay (%)	Receive (%)	Term
Korea Exchange Bank	KRW	50,000	5.19	5.57 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW	50,000	5.42	5.81 (3M CD+0.21%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.42	5.58 (3M CD+0.22%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.54	5.62 (3M CD+0.27%)	2007-2010
Korea Exchange Bank	KRW	100,000	5.30	3M CD+0.35%	2008-2011
Korea Exchange Bank	KRW	100,000	5.17	3M CD+0.38%	2008-2011
Korea Development Bank	KRW	100,000	6.32	3M CD+0.66%	2008-2011
JPMorgan Chase Bank	KRW	100,000	6.13	CD+0.54	2005-2011

(c)	Currency forward contracts as of December 31, 2008 are as follows:

	Contract	Settlement	Contract amounts				Contract
Counterparty	Date	Date	Receive (millions)		Pay (millions)		exchange rate
UBS AG	2008.12.30	2009.01.09	USD	5,198	KRW	6,521	1254.6
Mitsubishi	2008.12.30	2009.01.15	USD	767	KRW	966	1260.1
Barclays	2008.12.30	2009.01.09	USD	5,000	KRW	6,297	1259.4
Korea Exchange Bank	2008.12.30	2009.01.15	JPY	43,740	KRW	611	13.9724
J.P.Morgan Chase Bank	2008.12.30	2009.02.23	KRW	11,000	USD	13,830	1257.3
Barclays	2008.06.12	2009.06.26	KRW	6,180	USD	6,000	basic rate>=1,032
Barclays	2008.07.09	2009.06.26	USD	6,000	KRW	6,192	basic rate>=1,032
Barclays	2008.07.09	2009.05.27	USD	3,000	KRW	3,111	basic rate>=1,037
Barclays	2008.08.22	2009.06.26	USD	3,000	KRW	3,090	basic rate>=1,030
Barclays	2008.12.30	2009.01.12	KRW	12,587	USD	10,000	1258.7
Barclays	2008.12.30	2009.01.14	KRW	12,587	USD	10,000	1258.7
Barclays	2008.12.30	2009.01.16	KRW	12,587	USD	10,000	1258.7
Deutsche Bank	2008.07.09	2009.03.27	USD	6,000	KRW	6,216	basic rate>=1,036
Deutsche Bank	2008.07.09	2009.03.27	USD	3,000	KRW	3,111	basic rate>=1,037
Deutsche Bank	2008.08.21	2009.06.26	USD	3,000	KRW	3,090	basic rate>=1,030
Deutsche Bank	2008.12.30	2009.01.02	KRW	11,327	USD	9,000	1258.6
Bank of America	2008.06.19	2009.05.27	KRW	6,216	USD	6,000	basic rate>=1,037
Bank of America	2008.06.19	2009.05.27	KRW	6,222	USD	6,000	basic rate>=1,036
Korea Exchange Bank	2008.12.30	2009.01.23	USD	20,000	KRW	25,150	1257.5
Deagu Bank	2008.12.30	2009.01.30	USD	5,000	KRW	6,287	1257.4

(d)	Valuation gains and losses on swap and forward contracts that do not qualify as hedges recorded as other income or expense for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Won (millions)
	2006		2007	2008
Currency swaps
Gains	(Won)	9,185	33,144	1,365,831
Losses		(169,780)	(18,900)	(5)
Interest rate swaps
Gains		1,196	2,594	—
Losses		(12,946)	—	(23,890)
Currency forwards
Gains		64	7,436	3
Losses		(322)	(44)	(52)

	(Won)	(172,603)	24,230	1,341,887

(e)	The losses (gains) on currency and interest swap contracts qualifying as cash flow hedges of (Won)4,710 million, ((Won)6,026 million), and ((Won)114,448 million) are reflected within accumulated other comprehensive income for the years ended December 31, 2006, 2007, and 2008, respectively.

(f)	The transaction gains on derivatives are (Won)12,099 million, (Won)34,322 million, and (Won)127,043 million for the years ended December 31, 2006, 2007, and 2008, respectively. The transaction losses on derivatives are (Won)45,143 million, (Won)39,752 million, and (Won)281,157 million for the years ended December 31, 2006, 2007, and 2008, respectively. Transaction gains and losses are included in other income (expense) in the accompanying consolidated statements of income.

(25) Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Won (millions)
	2006		2007	2008
Fuel	(Won)	8,937,598	10,391,353	15,721,978
Labor		1,705,866	1,908,475	2,189,385
Depreciation and amortization		4,909,548	5,030,798	5,314,557
Maintenance		2,035,893	2,154,252	1,592,774
Provision for decommissioning costs/ accretion and related expenses		426,881	443,980	365,617
Research and development cost		445,107	198,948	461,079
Others		1,524,199	1,731,784	1,456,142

	(Won)	19,985,092	21,859,590	27,101,532

(26) Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Won (millions)
	2006		2007	2008
Labor	(Won)	546,948	579,692	651,426
Employee benefits		92,974	76,259	80,001
Sales commissions		361,329	362,705	384,305
Compensation for damages		2,300	1,533	9,317
Depreciation and amortization		70,066	82,266	138,215
Promotion		24,279	29,362	23,399
Commission-others		100,551	80,445	62,888
Bad debts		25,317	22,966	20,616
Maintenance		26,107	15,248	15,833
Research and development cost		108,691	110,497	106,529
Others		217,718	249,206	247,173

	(Won)	1,576,280	1,610,179	1,739,702

(27) Income Tax Expense (Benefit)

(a)	Income tax expense (benefit) for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Won (millions)
	2006		2007	2008
Current income tax expense	(Won)	1,301,962	1,035,386	737,426
Deferred income tax benefit		(178,612)	(109,221)	(1,666,990)

Income tax expense (benefit)	(Won)	1,123,350	926,165	(929,564)

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2006, 2007 and 2008 for the following reasons:

	Won (millions)
	2006		2007	2008
Provision for income taxes at nominal tax rate	(Won)	926,493	658,153	(1,107,127)
Tax effects of permanent differences:
Dividend income(*1)		(162,860)	(138,770)	(143,743)
Other		9,190	8,068	3,044
Tax effects of increase in investment in subsidiaries(*2)		415,081	452,753	(39,580)
The tax effect of tax rate revision(*3)		—	—	270,385
Other, net		(64,554)	(54,039)	87,457

Actual provision for income taxes	(Won)	1,123,350	926,165	(929,564)

Effective tax rate		33.34%	38.70%	24.2%

(*1)	Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of dividend income is not taxable. In this regard, certain portions of equity in net income of affiliates are considered permanent differences.

(*2)	Equity income of consolidated subsidiaries was eliminated in the consolidated financial statements. However, tax effect of equity income was not eliminated as disposal gains or losses are taxable or deductible upon sales of subsidiaries.

(*3)	With the revision of income tax law in 2008, 24.2% (including resident surtax, 12.1% for the tax base up to first (Won)200 million) is applied in 2009 and 22% (including resident surtax, 11% for the tax base up to first (Won)200 million) is applied for fiscal years beginning after January 1, 2010. And the Company decreased deferred tax assets (liabilities) according to the time of realization of each deferred assets (liabilities).

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2007 and 2008 are presented below:

	Won (millions)
	2007		2008
Loss on valuation of derivatives	(Won)	78,760	5,256
Retirement and severance benefits		312,575	203,862
Deferred foreign exchange translation loss		7,340	44,855
Liability for decommissioning costs		2,253,648	1,198,417
Other long-term account payables		—	786,801
Accounts payable—purchase of electricity		223,954	301,987
Deferred tax asset for deficit carryforward		—	850,279
Deferred foreign exchange translation gain		(17,189)	(14,827)
Reserve for social overhead capital investment		(130,351)	(51,173)
Reserve for research and human resource development		(109,560)	(11,188)
Investment in subsidiaries and affiliates		(2,809,402)	(2,016,164)
Capitalized asset retirement costs		(456,338)	(397,715)
Others, net		343,042	418,459

Net deferred tax assets (liabilities)	(Won)	(303,521)	1,318,849

Total deferred tax assets (liabilities)
Current assets		279,757	563,163
Non-current assets		1,983,649	1,963,520
Current liabilities		(19,152)	(14,125)
Non-current liabilities		(2,547,775)	(1,193,709)

	(Won)	(303,521)	1,318,849

(d)	In 2006, the Company recognized gains from prior year error correction amounting to (Won)162,860 million related to the reversal of accumulated deferred tax liabilities regarding dividends received from domestic consolidated subsidiaries as of December 31, 2005.

(28) Earnings (Loss) Per Share

Basic earnings (loss) per common share are calculated by dividing controlling interest in net income (loss) by the weighted-average number of shares of common stock outstanding for each of the years ended December 31, 2006, 2007 and 2008 as follows:

	Won (millions)
	2006		2007	2008
Controlling interest in net income (loss)	(Won)	2,225,560	1,426,457	(2,955,339)
Weighted-average number of common shares outstanding		638,002,913	621,717,622	622,637,717

Basic earnings (loss) per common share	(Won)	3,488	2,294	(4,746)

Diluted earnings (loss) per share are calculated by dividing diluted controlling interest in net income (loss) by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2006, 2007 and 2008 as follows:

	Won (millions)
	2006		2007	2008
Controlling interest in net income (loss)	(Won)	2,225,560	1,426,457	(2,955,339)
Exchangeable bond interest		2,207	20,031	—

Diluted net income (loss)		2,227,767	1,446,488	(2,955,339)

Weighted-average number of common shares and diluted securities outstanding		657,286,214	640,665,533	622,637,717

Diluted earnings (loss) per share	(Won)	3,389	2,258	(4,746)

In 2008, diluted earnings (loss) per share is the same as the basic earnings (loss) per share due to the anti-dilutive effect.

Exchangeable bonds to be convertible into common stocks as of December 31, 2008 are presented below:

	Exchange price (Won)	Exchange period	Number of shares to be issued
Overseas exchangeable bonds 2nd	51,000	2007.01.04 ~ 2011.11.11	18,899,466

(29) Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the years ended December 31, 2007 and 2008 are summarized as follows:

	Won (millions)
	2007		2008
Conversion of exchangeable bonds	(Won)	9,014	510

(30) Transactions and Balances with Related Parties

(a) The nature of the relationship as of December 31, 2008 is as follows :

The nature of the relationship	Related Party
Shareholder of the Company	Ministry of Knowledge Economy
Korea Development Bank

Affiliates of the Company	Korea Gas Corporation
Korea District Heating Co.
LG Powercom Corporation
Korea Electric Power Industrial Development Co., Ltd.
YTN
Gansu Datang Yumen Wind Power Co., Ltd.
SPC Power Corporation
Datang Chifeng Renewable Co., Ltd.
Gemeng International Energy Group Co., Ltd.
KEPCO Energy Resource Nigeria Limited.
Gangwon Wind Power Co.
Hyundai Green Power Co., Ltd.
Cheongna Energy Co., Ltd.
PT. Cirebon Electric Power

(b)	Significant transactions between the Company and related parties for the years ended December 31, 2006, 2007 and 2008 are as follows.

		Won (millions)
Related Party	Transactions	2006		2007	2008
Operating revenue and other income:
Korea Gas Corporation		(Won)	3,472	1,983	4,814
Korea District Heating Co., Ltd.	Sales of electricity and others		171,271	176,960	270,339
LG Powercom Corporation	”		146	75,265	73,093
Korea Electric Power Industrial Development Co., Ltd.	”		5,065	5,327	9,887

		(Won)	179,954	259,535	358,133

Operating and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	4,659,211	5,351,071	7,881,723
Korea District Heating Co., Ltd.	Commissions for service and others		95	334	456,165
LG Powercom Corporation	”		7,503	67,413	73,153
Korea Electric Power Industrial Development Co., Ltd.	”		66,468	128,788	157,766
YTN	”		—	1,460	—

		(Won)	4,733,277	5,549,066	8,568,807

(c)	Receivables and payables arising from related parties transactions as of December 31, 2007 and 2008 are as follows:

		Won (millions)
Related party	Accounts	2007		2008
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	13	3,711
Korea District Heating Co., Ltd.	”		35,146	63,221
LG Powercom Corporation	”		10,677	8,893
Korea Electric Power Industrial Development Co., Ltd.	”		455	439

		(Won)	46,291	76,264

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	518,527	929,845
Korea District Heating Co., Ltd.	”		6	59,961
LG Powercom Corporation	”		2,195	4,601
Korea Electric Power Industrial Development Co., Ltd.	”		9,697	16,568
YTN	”		165	—

		(Won)	530,590	1,010,975

(d)	Long-term borrowings from related parties as of December 31, 2007 and 2008 are as follows:

			Won (millions)
Lender	Type	interest rate (%)	2007		2008
Korea Development Bank	Facility	5.26 ~ 7.18	(Won)	4,709,620	3,351,893
Ministry of Knowledge Economy	Rural area development	4.5		30,000	20,000

			(Won)	4,739,620	3,371,893

(e)	Guarantees provided by related companies for the Company as of December 31, 2008 are as follows:

		USD (thousand)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of December 31, 2008
Payment guarantee(*)	Korea Development Bank	US$	686,757	Foreign currency bond	US$	534,526

(*)	Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of KEPCO and debt related to the power generation business of KEPCO Ilijan Corporation, which existed at the time of spin-off, but not redeemed as of December 31, 2008.

(31) Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the years ended December 31, 2006, 2007 and 2008 are as follows. These were eliminated in consolidation:

		Won (millions)
Consolidated subsidiaries	Transactions	2006		2007	2008
Operating revenue and other income:
KEPCO	Sales of electricity and others	(Won)	445,603	450,970	631,700
Korea Hydro & Nuclear Power Co., Ltd.	”		5,562,882	5,514,741	5,801,584
Korea South-East Power Co., Ltd.	”		1,975,454	2,146,334	3,102,176
Korea Midland Power Co., Ltd.	”		2,490,256	2,802,963	3,608,107
Korea Western Power Co., Ltd.	”		2,418,072	3,100,953	3,687,034
Korea Southern Power Co., Ltd.	”		3,309,389	3,733,243	4,647,023
Korea East-West Power Co., Ltd.	”		2,504,917	2,868,392	3,883,761
Others	Commissions for service and others		1,139,645	1,213,598	1,352,502

		(Won)	19,846,218	21,831,194	26,713,887

Operating and other expenses:
KEPCO(*)	Purchased power and others	(Won)	18,598,155	20,499,256	25,077,826
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		653,112	719,076	809,484
Korea South-East Power Co., Ltd.	”		106,451	139,091	172,245
Korea Midland Power Co., Ltd.	”		154,113	138,064	198,752
Korea Western Power Co., Ltd.	”		83,392	120,066	182,435
Korea Southern Power Co., Ltd.	”		84,777	84,827	95,618
Korea East-West Power Co., Ltd.	”		81,381	120,999	164,536
Others	”		10,049	9,815	12,991

		(Won)	19,771,430	21,831,194	26,713,887

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2007 and 2008 are as follows. These were eliminated in the consolidation:

		Won (millions)
Consolidated subsidiaries	Accounts	2007		2008
Receivables:
KEPCO	Trade receivables and other accounts receivable	(Won)	1,503,653	1,366,570
Korea Hydro & Nuclear Power Co., Ltd.	”		480,349	990,144
Korea South-East Power Co., Ltd.	”		191,038	818,593
Korea Midland Power Co., Ltd.	”		313,647	374,625
Korea Western Power Co., Ltd.	”		281,070	480,977
Korea Southern Power Co., Ltd.	”		350,606	582,781
Korea East-West Power Co., Ltd.	”		295,004	661,659
Others	”		107,806	215,786

		(Won)	3,523,173	5,491,135

Payables:
KEPCO	Trade payables and other accounts payable	(Won)	1,852,042	3,932,976
Korea Hydro & Nuclear Power Co., Ltd.	”		442,787	441,247
Korea South-East Power Co., Ltd.	”		560,675	525,077
Korea Midland Power Co., Ltd.	”		54,830	57,181
Korea Western Power Co., Ltd.	”		123,866	124,996
Korea Southern Power Co., Ltd.	”		123,110	118,519
Korea East-West Power Co., Ltd.	”		270,444	259,060
Others	”		95,419	32,079

		(Won)	3,523,173	5,491,135

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the year ended December 31, 2008 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	26,610,751	Operating expenses	(Won)	26,538,181
Rental income		22,754	Rent expenses		11,322
Interest income		68,051	Commissions		86,233
Other income		12,333	Interest expenses		67,867
			Other expenses		10,286

	(Won)	26,713,889		(Won)	26,713,889

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of December 31, 2008 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	2,408,444	Trade receivables	(Won)	2,597,189
Other accounts payable		343,769	Short-term loans		—
Advances received		31,546	Other accounts receivables		162,026
Unearned revenue		11,399	Construction in-progress		—
Other long-term account payable		1,177,462	Other intangible asset		1,507,042
Construction grants		1,507,042	Other long-term account receivable		1,177,462
Others		11,473	Others		47,416

	(Won)	5,491,135		(Won)	5,491,135

(f)	The Company has provided guarantees for related companies as of December 31, 2008 as follows:

Type	Guaranteed company	US$ (thousands)
Subsidiary	KEPCO Ilijan Co.(*1)	USD	72,000
Subsidiary	KEPCO Shanxi International Ltd.(*2)	USD	180,000
		USD	110,640(Libor+2%	)
Subsidiary	KEPCO Lebanon SARL.(*3)	USD	17,112
Subsidiary	KEPCO SPC Power Corporation(*4)	USD	100,000
Subsidiary	KOMIPO Global Pte Ltd.(*5)	IDR	12,300,000

(*1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Cooperation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation.

(*2)	KEPCO Shanxi International Ltd. (the wholly owned subsidiary) formed the consortium with Deutsche Bank and Shanxi International Electric Power Ltd. to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (34% of ownership) to support this business. The Company has provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for KEPCO Shanxi International Ltd.’s loan of US$180 million. The Company agreed with Deutsche Bank to refund the investment of USD 110,640 thousand and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, if Gemeng International Energy Group Co., Ltd. becomes bankrupt within 2 years from the establishment date or fails to be listed on the Hong Kong stock exchange within 6 years from the establishment date.

(*3)	The Company has provided performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17.1 million to the Lebanon Electricity Agency.

(*4)	The Company invested in power plant construction business in Cebu, Philippines and established KEPCO SPC Power Corporation to support this business. The Company has provided the debt payment guarantee amounting US$100,000 thousand to EXIM Bank for KEPCO SPC Power Corporation.

(*5)	PT Cirebon Electric Power, an affiliate of the Company is engaged in the power generation business in Indonesia. PT Cirebon Electric Power has commenced a construction of a 660MW thermal power plant for its power generation business. In relation to the power generation business, the Company has provided Indonesia Mizuho Bank with secondary performance guarantee of IDR 12.3 billion, through Korea Exchange Bank’s guarantee.

(32) Commitments and Contingencies

(a)	The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2008, the Company is engaged in 373 lawsuits as a defendant and 91 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)334,440 million and the total amount claimed by the Company is (Won)62,223 million as of December 31, 2008. As of December 31, 2008, the Company recorded a liability related to the above claims amounting to (Won)28,715 million in other long-term liabilities. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

On September 20, 2006, the Company was defendants in a lawsuit brought by Korea Land Corporation in the Seoul Central Court for reimbursement of (Won)150 billion in wrongful profits. Including this lawsuit, since 2006 the Company has been defendants in 31 lawsuits brought by various entities such as Korea Land Corporation, Korea National Housing Corporation and other local governments, for a total of (Won)310 billion. The principal dispute in such lawsuits has related to who should bear the construction costs of building above-the-ground electricity distribution facilities for large-scale residential and other urban projects. As of June 2009, the court has ruled in the Company’s favor in 26 of such lawsuits, whose total amount in dispute was (Won)293 billion. The outcome of remaining lawsuits of (Won)17 billion cannot presently be determined.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2008 are as follows:

(i)	Payment Guarantee

Description	Financial institution	Won (millions), US$ and SAR (thousands)
Payment of import letter of credit	Korea Exchange Bank and others	US$	1,000,481
Payment of customs duties	Korea Exchange Bank and others	(Won)	12,660
Inclusive credits	Kookmin Bank and others	(Won)	8,000
Borrowings	Woori Bank and others	US$	75,000
		(Won)	324,000
Performance guarantees	Korea Exchange Bank and others	US$	225,872
Payment of foreign currency(*)	Korea Exchange Bank	(Won)	50,000
	Shinhan Bank and others	US$	43,633
	Export-Import Bank of Korea	SAR	25,000

(*)	Foreign currencies other than US$ and SAR are converted into US$.

(ii)	Overdraft and Others

		Won (millions), US$ and JPY (thousands)
Description	Financial institution	Credit lines
Overdraft	Korea Exchange Bank and others	(Won)	725,000
Commercial paper	Korea Exchange Bank and others	(Won)	645,000
		US$	110,000
Trade financing	National Agricultural Cooperative Federation and others	(Won)	81,000
Repayment guarantees for foreign currency debentures	Korea Develop Bank	US$	686,757
	Kookmin Bank	JPY	3,000,000

(c)	The Company has provided a promissory notes as a guarantees as follows:

Objective	Providing company	Provided company	Description
Guarantee for short-term borrowing	Korea South-East Power Co., Ltd.	Woori Bank	one promissory note

Guarantee for contract performance	KPS Co., Ltd.	Hyundai Heavy Industry, Co., Ltd	one promissory note of (Won)1,771 million

Success repayable loan	KEPCO Nuclear Fuel Co., Ltd	Korea Resources Corporation	three promissory notes (blank)

(d)	The Company entered into an arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO. According to the TA, the Company mainly accepts all rights and obligations related to the light water reactor outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. As a result, the Company recorded transferred equipment in accordance with the TA as other non-current assets amounting to (Won)93,625 million. In addition, the Company recorded the estimated claims by subcontractors as other long-term liabilities amounting to (Won)17,889 million.

Pursuant to the terms of the TA, the Company is required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses from the TA are shared with KEDO through the negotiation between two parties. The Company’s management believes that ultimate gains or losses are not reasonably estimated as of December 31, 2008 as it is contingent upon disposal or reuse of the related assets and settlement of obligations.

(e)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. The power purchased under these agreements amounted to (Won)1,299,061 million, (Won)1,487,345 million and (Won)2,228,262 million for the years ended December 31, 2006, 2007 and 2008, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle units	2018~2025
Photovoltaic power and other units	Annual rollover

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(f)	The Company has contracted Doosan Industrial Co., Ltd. and others amounting to (Won)9,324,247 million and JPY 17,792,100 thousand in the aggregate as of December 31, 2008, for construction of power plant facilities and facility maintenance.

(g)	The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of December 31, 2008. Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of December 31, 2008.

Fuel type	Contract expiration Term	Quantity
Bituminous Coal	2009~2012	45,612 thousand ton/year
Anthracite Coal	2009	Set by government
Oil	2009	1,232 thousand kl/year
LNG	2026	Mutual agreement

(h)	During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant during 2007 and 2008 amounting to (Won)5,634 million and (Won)6,020 million, respectively, were charged to other expenses. In December 2005, a hearing was held by government officials, and attended by representatives of the Company, Gangneung residents and Korea Environment Institute (KEI). At the hearing, the Korean government ordered the conditional suspension of operations based on the KEI findings on the environmental effect of Gangneung hydroelectric generating plant. As of December 31, 2008, Gangneung hydroelectric generating plant is still under conditional suspension of operations based on the KEI findings. The Company will be able to utilize this plant in the future provided that the quality of the water improves and the residents of Gangneung consent to operations. As of December 31, 2008, if the plant were to be discontinued, the tangible and intangible assets amounting to (Won)65,689 million, would be impaired. No adjustment has been made in the accompanying consolidated financial statements related to this matter.

(i)	As the national project administrator, the Company is currently researching the use of RDF (Refuse Derived Fuel) as an alternative source for power generation at Wonju city in the Gangwon province. For the project, the Company is expected to receive a total funding of (Won)9 billion from Korea Energy Management Corp. As of December 31, 2008, the Company received funding of (Won)5,290 million, including POSCO’s portion of (Won)848 million.

(j)	The Company imports all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Nuclear fuel	Contract expiration term
Ore Concentrates	2~7 years
Conversion	1 year
Enrichment	2~22 years
Fuel design and fabrication	2 years

(k)

In August 2005, a consortium consisting of the Company, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and the Company holds 15 % of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. However, in January 2009, the leader of the consortium, Korea National Oil Corporation, was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium based on a claim that the consortium failed to pay full amount of the consideration. Korea National Oil Corporation has filed a suit in the Nigerian court challenging this assertion. The case is currently pending.

(l)	In April 2005, the Company invested in Gangwon wind power corporation amounting to (Won)5,679 million (15% of interest) to participate in renewable energy industry. Gangwon wind power corporation entered into the loan contract for financing construction costs. The investments in Gangwon wind power (book value of (Won)7,093 million) are restricted as collateral with Industrial Bank of Korea and BNP PARIBAS.

(m)	On June 24, 2005, the Korean government announced its policy to relocate the headquarters of Public Agencies, including KEPCO and certain of its subsidiaries including six generation units, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, KEPCO’s headquarters are scheduled to be relocated to Naju in Jolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012.

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

Other segments that cannot be classified into the above-mentioned two segments have been combined and disclosed in an “all other” category. All other consists primarily of the operations from the engineering and maintenance for utility plant, information services, and sales of nuclear fuel, communication line leasing and others.

The Company evaluates performance of each segment based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

(a)	The following table provides information for each operating segment for the years ended December 31, 2006, 2007 and 2008.

	Won (millions)
	2006
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	(Won)	26,676,421	190,077	542,315	—	27,408,813
Intersegment revenues		302,612	18,256,765	982,570	(19,541,947)	—

Total operating revenues		26,979,033	18,446,842	1,524,885	(19,541,947)	27,408,813
Power generation, transmission and distribution costs		(22,386,836)	(16,188,878)	—	18,590,622	(19,985,092)
Purchased power		(2,073,220)	—	—	—	(2,073,220)
Other operating cost		(85,611)	(569)	(1,161,673)	868,457	(379,396)
Selling and administrative expenses		(1,201,775)	(266,896)	(142,972)	35,363	(1,576,280)

Operating income		1,231,591	1,990,499	220,240	(47,505)	3,394,825

Interest income		15,702	111,586	39,036	(9,667)	156,657
Interest expense		(544,328)	(134,195)	(31,933)	9,629	(700,827)
Equity income of affiliates		1,628,418	—	3,523	(1,528,422)	103,519
Other, net		272,020	1,555	4,002	137,363	414,940

Income before income taxes		2,603,403	1,969,445	234,868	(1,438,602)	3,369,114
Income taxes		(532,860)	(536,400)	(53,555)	(535)	(1,123,350)

Segment earnings before minority interests	(Won)	2,070,543	1,433,045	181,313	(1,439,137)	2,245,764

	Won (millions)
	2007
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	(Won)	28,602,955	99,082	435,183	—	29,137,220
Intersegment revenues		380,930	20,155,982	1,263,606	(21,800,518)	—

Total operating revenues		28,983,885	20,255,064	1,698,789	(21,800,518)	29,137,220
Power generation, transmission and distribution costs		(24,749,725)	(17,770,613)	—	20,660,748	(21,859,590)
Purchased power		(2,584,097)	—	—	—	(2,584,097)
Other operating cost		(43,657)	(2,475)	(1,305,609)	1,090,062	(261,679)
Selling and administrative expenses		(1,224,706)	(291,529)	(172,946)	79,002	(1,610,179)

Operating income		381,700	2,190,447	220,234	29,294	2,821,675

Interest income		82,447	133,570	48,752	(78,454)	186,315
Interest expense		(602,489)	(177,948)	(34,931)	78,247	(737,121)
Equity income of affiliates		1,786,145	1,572	4,447	(1,672,600)	119,564
Other, net		235,971	(105,194)	84,925	(212,802)	2,900

Income before income taxes		1,883,774	2,042,447	323,427	(1,856,315)	2,393,333
Income taxes		(326,960)	(552,122)	(44,174)	(2,909)	(926,165)

Segment earnings before minority interests	(Won)	1,556,814	1,490,325	279,253	(1,859,224)	1,467,168

	Won (millions)
	2008
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	(Won)	30,980,762	34,550	544,788	—	31,560,100
Intersegment revenues		541,621	24,712,237	1,371,855	(26,625,713)	—

Total operating revenues		31,522,383	24,746,787	1,916,643	(26,625,713)	31,560,100
Power generation, transmission and distribution costs		(29,378,477)	(23,855,042)	—	26,131,987	(27,101,532)
Purchased power		(4,433,889)	—	—	—	(4,433,889)
Other operating cost		(59,359)	(9,193)	(1,413,450)	398,952	(1,083,050)
Selling and administrative expenses		(1,309,860)	(311,032)	(235,969)	117,159	(1,739,702)

Operating income (loss)		(3,659,202)	571,520	267,224	22,385	(2,798,073)

Interest income		90,590	98,993	54,911	(73,543)	170,951
Interest expense		(752,366)	(281,970)	(39,796)	73,359	(1,000,773)
Equity income of affiliates		(64,944)	(9)	1,824	161,740	98,611
Other, net		(120,310)	(197,260)	109,352	(106,101)	(314,319)

Income (loss) before income taxes		(4,506,232)	191,274	393,515	77,840	(3,843,603)
Income taxes		1,553,763	(523,598)	(82,233)	(18,368)	929,564

Segment earnings (loss) before minority interests	(Won)	(2,952,469)	(332,324)	311,282	59,472	(2,914,039)

(b)	The following table provides asset information for each operating segment as of December 31, 2007 and 2008.

	Won (millions)
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
December 31, 2007
Property, plant and equipment	(Won)	31,018,141	34,441,625	883,464	1,219,923	67,563,153
Intangible assets		208,295	2,123,147	61,207	(1,551,332)	841,327
Total assets		65,642,591	45,483,784	3,145,329	(31,343,112)	82,928,592
December 31, 2008
Property, plant and equipment	(Won)	31,941,153	35,588,883	1,051,525	1,213,724	69,795,285
Intangible assets		195,951	2,182,367	69,731	(1,501,203)	946,846
Total assets		66,868,176	48,725,647	3,591,874	(30,987,087)	88,198,610

(34) Comprehensive Statement of Income (Loss)

Comprehensive income (loss) for the years ended December 31, 2006, 2007 and 2008 is summarized as follows:

	Korean Won (in millions)						Translation into U.S. Dollars (Note 2) (in thousands)
	2006		2007		2008		2008
Net income (loss)	(Won)	2,245,764		1,467,168		(2,914,039)	$(2,309,065)
Other comprehensive income, net of tax :
Gain (loss) on valuation of available-for-sale securities		1,439		(1,309)		(8,274)	(6,556)
Equity in other comprehensive income of affiliates		2,972		7,734		205,359	162,725
Gain (loss) on valuation of derivatives		(7,101)		10,736		108,798	86,211
Overseas operations translation		(12,971)		28,859		45,266	35,868

Comprehensive income (loss)	(Won)	2,230,103	(Won)	1,513,188	(Won)	(2,562,890)	$(2,030,817)

The amounts of tax allocated to the other comprehensive income for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Korean Won (in millions)						Translation into U.S. Dollars (Note 2) (in thousands)
	2006		2007		2008		2008
Gain (loss) on valuation of available-for-sale securities	(Won)	(546)		497		4,143	$3,283
Equity in other comprehensive income of affiliates		(1,127)		(2,933)		(44,346)	(35,139)
Gain (loss) on valuation of derivatives		2,693		(4,072)		(71,774)	(56,873)
Overseas operations translation		4,920		(10,947)		(14,233)	(11,278)

Comprehensive income	(Won)	5,940	(Won)	(17,455)	(Won)	(126,210)	$(100,007)

(35) Subsequent Events

The Company issued bonds after the balance sheet date, the details of bond issue are as follows:

Subsidiary	Type	Annual interest rate (%)	Issue date	Maturity date	Won in million, JPY in thousand
Korea Hydro & Nuclear Power Co., Ltd.	Corporate bond	4.50	Jan 22, 2009	Jan 22, 2012	(Won)	300,000
	Corporate bond	4.88	Feb 26, 2009	Feb 26, 2012	(Won)	130,000
	Corporate bond	5.63	Feb 26, 2009	Feb 26, 2012	(Won)	370,000
	Corporate bond	5.28	Mar 4, 2009	Mar 4, 2019	(Won)	200,000
	JPY denominated Corporate bond	Euro JPY 3M Tibor + 2.50	Mar 8, 2009	Mar 8, 2012	JPY	10,000,000
Korea Western Power Co., Ltd.	Corporate bond	4.38	Jan 23, 2009	Jan 23, 2012	(Won)	120,000
Korea East-West Power Co., Ltd.	Corporate bond	5.60	Feb 26, 2009	Feb 26, 2014	(Won)	150,000

(36) Reconciliation to United States Generally Accepted Accounting Principles

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

The following table shows the components of regulated assets and liabilities as of December 31, 2007 and 2008.

	Korean Won (in millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2007		2008	2008
Capitalized foreign currency translation	(Won)	668,008	609,723	$483,140
Reserve for self-insurance		(109,273)	(115,268)	(91,338)
Deferred income taxes		(1,290,075)	(1,068,372)	(846,570)

	(Won)	(731,340)	(573,917)	$(454,768)

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

Under Korean GAAP, all costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized as an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expense as incurred.

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred with the exception of certain computer software costs defined in Statement of Position (the “SOP”) 98-1. Under SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized.

As discussed in Note 5, under Korean GAAP, the Company recognized the payment of (Won)300,000 million to the City of Gyeongju as an intangible asset. Under U.S. GAAP, the Company reclassified it to a construction-in-progress in utility plants. Under Korean GAAP and U.S. GAAP, such amount will be amortized using the unit-of-production method upon completion of repository site.

(h)	Deferred Income Taxes

Under Korean GAAP, the effect of changes in tax law related to items recorded directly in shareholders’ equity is reflected directly in the shareholders’ equity, while under U.S. GAAP, the effect is reflected in continuing operations in the period of enactment of the new tax law.

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

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2007, and 2008 in the following table:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Total unrecognized tax benefits at January 1	(Won)	17,200	(Won)	5,690	$4,508
Amount of increase for current year’s tax position		1,231		11,394	9,029
Gross amount of increases for prior years’ tax position		—		458	363
Gross amount of decreases for prior years’ tax position		(12,741)		(4,847)	(3,841)

Total unrecognized tax benefits at December 31	(Won)	5,690	(Won)	12,695	$10,059

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, the Company’s effective tax rate. As of December 31, 2007 and 2008, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is (Won)2,106 million and (Won)6,438 million, respectively.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, the Company has total gross accrual for interest expense and penalties of (Won)7,691 million and (Won)3,537 million as of December 31, 2007 and 2008, respectively.

The Company’s major tax jurisdiction is the Republic of Korea, and during the years ended December 31, 2007 and 2008, tax audits by National Tax Service for six entities, including KEPCO, were carried out. The unrecognized tax benefits of the entities as of December 31, 2008 reflect the results of tax audits.

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

Under U.S. GAAP, effective January 1, 2003, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Costs” Under SFAS No. 143, the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful lives of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability.

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

As explained in Note 21, under Korean GAAP, the Company has accrued (Won)5,470,764 million for the liability for decommissioning costs as of December 31, 2008. Under U.S. GAAP, the Company has accrued (Won)4,073,284 million for the liability for decommissioning costs as of December 31, 2008. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability is due to the impact of the discount rate described in the first bullet above.

Prior to 2009, the Company was responsible for i) dismantling of nuclear power plants and ii) disposal of spent fuel and low & intermediate radioactive waste. As mentioned in Note 21, with the enactment of RWMA, the responsibility of disposal of spent fuel and low & intermediate radioactive waste was transferred to newly established KRMC. As a result, the liability for decommissioning cost for spent fuel and low & intermediate radioactive waste is changed into normal payables to third party, KRMC. Accordingly, the GAAP difference of (Won)956,520 million ((Won)943,098 million for spent fuel and (Won)13,422 million for low & intermediate radioactive waste), caused by the difference in discount rates utilized under Korean GAAP and U.S. GAAP, is resolved.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(919,159)	(Won)	(866,658)	$(686,734)
Decrease in liabilities for decommissioning costs		2,294,969		1,397,480	1,107,353

Increase in shareholders’ equity	(Won)	1,375,810	(Won)	530,822	$420,619

Details of the Company’s asset retirement costs as of December 31, 2007 and 2008 under U.S. GAAP are as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Capitalized asset retirement costs	(Won)	1,613,433	(Won)	1,134,699	$899,128
Less : accumulated depreciation		(873,182)		(395,025)	(313,015)

	(Won)	740,251	(Won)	739,674	$586,113

Changes in liabilities for decommissioning costs for the years ended December 31, 2007 and 2008 under U.S. GAAP is as follows:

	Korean Won (in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2007		2008		2008
Balance at beginning of year	(Won)	5,297,018	(Won)	5,911,298	$4,684,071
Liabilities incurred		306,196		470,376	372,722
Accretion expense for the year		363,841		320,250	253,765
Liabilities reversed(*1)		(48,298)		—	—
Payments		(7,459)		(8,791)	(6,966)
Transfer to long-term other account payable(*2)		—		(3,576,369)	(2,833,890)
Others(*3)		—		956,520	757,940

Balance at end of year	(Won)	5,911,298	(Won)	4,073,284	$3,227,642

(*1)	In 2007, the usage period of Kori-1 nuclear generation unit was extended by 10 years under the permission of Ministry of Education, Science and Technology (the “MEST”, formerly the Ministry of Science and Technology). Accordingly, the Company recorded the difference between previously estimated and newly estimated amounts for the decrease in the liability.

(*2)	For spent fuel discharged prior to December 31, 2008, the Company has accrued the liability of (Won)3,576,369 million. Under newly enacted RWMA, as the Company is required to pay it to KRMC over 15 years after 5 years of grace period, the liability of (Won)3,576,369 million is reclassified to the long-term other accounts payable. However, the liability for low & intermediate radioactive waste of (Won)420,724 million as of December 31, 2008 is still recorded as liability for decommissioning cost as its payment term is not determined yet.

(*3)	As explained on the previous page, with the transfer of responsibilities of disposal of spent fuel and low and intermediate radioactive waste, the liability under U.S. GAAP increased by (Won)956,520 million to record the same amount of liability under Korean GAAP, and as such there is no longer a GAAP difference.

(k)	Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, unless a conversion right would be considered an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature. The Company has determined that the conversion feature embedded in its convertible debt should not be bifurcated. Also, the convertible bonds are subject to foreign currency translation because these convertible bonds were regarded as monetary foreign currency liabilities.

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

(n)	Gain on Disposal of Subsidiaries

Under Korean GAAP, when the parent company disposes of a portion of its investment in a subsidiary but still retains a controlling interest, any gain or loss on disposal should be recognized in capital surplus.

Under US GAAP, such gain or loss on disposal is recognized in other income.

(o)	Gain on Valuation of Non-marketable Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income until realized.

However, under U.S. GAAP, investments in non-marketable equity securities that do not have readily determinable fair value are stated at cost using the cost method. As a result of the reconciliation of difference, the shareholders’ equity as of December 31, 2008 increased by (Won)6,266 million compared to that under Korean GAAP.

(p)	Fair Value Hierarchy

Effective January 1, 2008, the Company adopted SFAS No. 157 “Fair Value Measurements”. In accordance with the provisions of FSP No. FAS 157-2, the Company has decided to defer the adoption of SFAS No. 157 a year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

SFAS No. 157 provides for the following:

(i)	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

(ii)	Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

(iii)	Requires consideration of nonperformance risk when valuing liabilities; and

(iv)	Expands disclosures about instruments measured at fair value.

The Company classifies fair value balances based on the fair value hierarchy defined by SFAS No. 157. The classification of valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets;

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable: and

Level 3—Instruments whose significant inputs are unobservable.

Following is a description of the valuation methodologies the Company used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment securities

The Company classified available-for-sale equity securities with marketability within Level 1 of the valuation hierarchy where quoted prices are available in an active market. The Company generally classifies its securities within Level 2 of the valuation hierarchy where quoted prices for identical instruments in active markets are not available, the Company determines the fair values of its securities using pricing models, quoted prices of securities with similar characteristics or discounted cash flow models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.

Derivatives

Derivatives are composed of cross currency swap and interest rate swaps valued using internal models that use readily observable market inputs, such as foreign currency exchange rates and swap rates. The Company classified derivatives as Level 2 within the valuation hierarchy.

Under Korean GAAP, fair value of derivatives is determined assuming the same nonperformance risk for the entity and the counterparty. However, U.S. GAAP requires consideration of both the entity’s nonperformance risk and counterparty nonperformance risk in determining the fair value of a derivative instrument. Due to such differences, for U.S. GAAP purpose, net loss and other comprehensive income for the year ended December 31, 2008 increased by (Won)15,698 million and decreased by (Won)68,706 million, respectively, compared to those under Korean GAAP.

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2008:

	Korean Won (in million)
	Level 1		Level 2		Total
Assets:
Investment securities	(Won)	8,725	(Won)	13,960	(Won)	22,685
Financial derivatives		—		1,240,790		1,240,790

Total Assets	(Won)	8,725	(Won)	1,254,750	(Won)	1,263,475

Liabilities:
Financial derivatives	(Won)	—	(Won)	19,997	(Won)	19,997

Total Liabilities	(Won)	—	(Won)	19,997	(Won)	19,997

(q)	Fair Value of Financial Instruments

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

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments as of December 31, 2007 and 2008 are summarized as follows :

	Korea Won (in millions)
	2007				2008
	Carrying Amount		Fair value		Carrying Amount		Fair value
Cash and cash equivalents	(Won)	1,574,329	(Won)	1,574,329	(Won)	1,452,886	(Won)	1,452,886
Short-term financial instruments		1,583,271		1,583,271		316,442		316,442
Trade receivables and account receivables-other		2,995,893		2,995,893		3,532,552		3,532,552
Investments:
Practicable to estimate fair value		44,495		44,495		22,685		22,685
Not practicable		159,523		N/A		201,746		N/A
Short-term borrowings		(820,315)		(820,315)		(1,357,710)		(1,357,710)
Trade payables and accounts payable-other		(2,273,313)		(2,273,313)		(3,099,089)		(3,099,089)
Long-term other account payable		—		—		(3,576,369)		(3,576,369)
Long-term debt, including current portion		(20,790,781)		(20,712,008)		(27,763,594)		(27,907,314)

(r)	Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won (in millions)				Translation into U.S. Dollars (Note 2) (in thousands)
	2006		2007	2008	2008
Interest paid, net of capitalized portion	(Won)	755,466	903,916	928,119	$735,435
Income taxes paid		931,790	1,385,254	699,070	553,939

(s)	Recent Changes in U.S. GAAP

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. Specifically, SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; establishes a three-level hierarchy for fair value measurements based on the assumptions that market participants would use in pricing the asset or liability; requires consideration of the risk in a particular valuation technique and the risk inherent in the inputs, and nonperformance risk when valuing liabilities; and expands disclosures about the inputs used to measure fair value, recurring fair value measurements using significant unobservable inputs and the effect of the measurements on earnings for the period.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the Company to use observable market data and to minimize the use of unobservable inputs when determining fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The impact of adoption of SFAS 157 is disclosed in Note 36(p).

In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). In October 2008, the FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FAS 157-3”), which further clarifies the application of SFAS No. 157 in an inactive market and provides an example to illustrate key considerations in determining the fair value of a financial asset in an inactive market. FAS 157-3 was effective immediately upon issuance.

Effective January 1, 2008, the Company adopted SFAS No. 157, FSP 157-1, FSP 157-2 and FSP 157-3 for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. Adoption of SFAS 157 did not have a material effect on our financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” SFAS No. 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Accordingly, SAFS No. 159 provides an opportunity to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the adoption of SFAS No. 159 did not have a material impact on its results from operations or financial position.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. The Company is evaluating the impact of SFAS 141R on our consolidated financial statements for any potential business combinations subsequent to January 1, 2009.

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

In May 2008, the FASB issued FASB Staff Position (FSP) APB14-1. “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This Statement clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), not addressed by Paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (Issue 07-5). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for the Company on January 1, 2009, and the Company is currently evaluating the impact of adopting Issue 07-5 on the Company’s consolidated financial condition, operating results and cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP No. FAS 140-4 and FIN 46R-8”). FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FIN 46R and is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on its results from operations or financial condition.

In January 2009, the FASB issued FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (“FSP No. EITF 99-20-1”). FSP No. EITF 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. EITF 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. EITF 99-20-1 did not have a material impact on its results from operations or financial condition.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 are effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company did not early adopt this FSP. The Company is currently evaluating the impact of the adoption of FSP No. FAS 115-2 and FAS 124-2 to its financial condition, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS No. 165 establishes standards of accounting for and disclosure of events that occur after the balance sheet date but before the date that the financial statements are issued or are available to be issued. Specifically, the Statement sets forth (1) the period after the balance sheet date during which management of a reporting entity will evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity will recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity will make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

(t)	Effect on Net Income and Shareholders’ Equity

The effects of the significant adjustments to net income and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won (in millions)				Translation into U.S.dollars (Note 2) (in thousands)
	2006		2007	2008	2008
NET INCOME (LOSS) UNDER KOREAN GAAP	(Won)	2,245,764	1,467,168	(2,914,039)	$(2,309,064)
ADJUSTMENTS:
MINORITY INTERESTS		(20,204)	(40,711)	(41,300)	(32,726)
OPERATING INCOME
Asset revaluation (Note 36(b))		389,184	330,115	341,605	270,685
Special depreciation (Note 36(c))		(5,389)	(5,328)	(2,776)	(2,200)
Regulated operation (Note 36(d))		(56,971)	(2,135)	157,423	124,741
Capitalized foreign currency translation (Note 36(f))		171,462	151,088	134,714	106,747
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 36(e))		(11,126)	(1,461)	(7,631)	(6,047)
Liabilities for decommissioning costs and capitalized asset retirement costs (Note 36(j))		26,273	81,335	(844,988)	(669,563)
Reserve for self-insurance (Note 36(m))		5,324	5,331	5,995	4,750
Revenue recognition (Note 36(a))		(488)	52,057	73,784	58,466
Intangible assets (Note 36(g))		—	(44,013)	(4,965)	(3,934)
Classification differences in the consolidated statements of income(*1)		(185,973)	(157,762)	(25,807)	(20,449)
OTHER INCOME (EXPENSES)
Asset revaluation—equity investments (Note 36(b))		19,973	13,349	12,339	9,777
Capitalized foreign currency translation (Note 36(f))		40,341	2,381	(863)	(684)
Convertible bonds (Note 36(k))		(44)	(97,580)	(520,731)	(412,624)
Gain on disposal of subsidiaries (Note 36(n))		—	63,209	—	—
Equity income of affiliates(*2)		(99,982)	(132,914)	(110,871)	(87,853)
Credit valuation adjustment (Note 36(p))		—	—	(15,698)	(12,439)
Classification differences in the consolidated statements of income(*1)		185,973	157,762	25,807	20,449
INCOME TAX EXPENSES
Deferred income taxes		(158,910)	(120,192)	(198,222)	(157,070)
Change in enacted tax rates (Note 36(h))		—	—	6,366	5,044
FIN48 Liabilities (Note 36(i))		—	(2,876)	(178)	(141)
Tax effect of gain on disposal of subsidiaries (Note 36(n))		—	(16,264)	—	—
Tax effect of equity income of affiliates(*2)		10,831	24,944	17,492	13,861
EQUITY INCOME OF AFFILIATES, NET OF TAX(*2)		89,151	107,970	93,379	73,993

NET INCOME (LOSS) UNDER U.S. GAAP	(Won)	2,645,189	1,835,473	(3,819,165)	$(3,026,281)

(*1)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP. This reclassification does not affect the net income under U.S. GAAP.

(*2)	Under Korean GAAP, equity income of affiliates is presented as other income, while it is shown after income tax expense under U.S. GAAP.

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP ADJUSTMENTS:	(Won)	44,266,853	41,274,814	$32,705,874
Current Asset
Account Receivables
Revenue recognition (Note 36(a))		995,387	1,069,171	847,204
UTILITY PLANT
Asset revaluation (Note 36(b))		(6,766,801)	(6,425,196)	(5,091,281)
Capitalized asset retirement costs (Note 36(j))		(919,159)	(866,658)	(686,734)
Construction in progress (Note 36(g))		300,000	300,000	237,718
Special depreciation (Note 36(c))		2,776	—	—
Capitalized foreign currency translation (Note 36(f))		(1,180,796)	(1,046,947)	(829,593)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 36(e))		115,549	107,918	85,513
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights (Note 36(g))		(300,000)	(300,000)	(237,718)
Research and development cost (Note 36(g))		(44,013)	(48,978)	(38,810)
INVESTMENT SECURITIES
Asset revaluation (Note 36(b))		(48,784)	(36,446)	(28,880)
Available-for-sale securities (Note 36(o))		—	6,266	4,965
FINANCIAL DERIVATIVES
Credit valuation adjustments (Note 36(p))		—	(85,759)	(67,955)
DEFERRED INCOME TAXES		1,533,405	1,358,236	1,076,257
LIABILITIES
Liabilities for decommissioning costs (Note 36(j))		2,294,969	1,397,480	1,107,353
Regulated operation (Note 36(d))		(731,340)	(573,917)	(454,768)
Reserve for self-insurance (Note 36(m))		109,273	115,268	91,338
Convertible bonds (Note 36(k))		(166,436)	(687,261)	(544,581)
FIN48 Liabilities (Note 36(i))		(13,380)	(16,231)	(12,861)
Credit valuation adjustments (Note 36(p))		—	1,356	1,074
MINORITY INTERESTS (Note 36(l))		(234,441)	(312,945)	(247,975)

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	39,213,062	35,230,171	$27,916,140

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 is as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2006		2007	2008	2008
Operating income (loss) under Korean GAAP	(Won)	3,394,825	2,821,675	(2,798,073)	$(2,217,174)
Asset revaluation		389,184	330,115	341,605	270,685
Special depreciation		(5,389)	(5,328)	(2,776)	(2,200)
Regulated operation		(56,971)	(2,135)	157,423	124,741
Capitalized foreign currency translation		171,462	151,088	134,714	106,747
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(11,126)	(1,461)	(7,631)	(6,047)
Asset retirement obligation		26,273	81,335	(844,988)	(669,563)
Reserve for self-insurance		5,324	5,331	5,995	4,750
Revenue recognition		(488)	52,057	73,784	58,466
Research and development cost		—	(44,013)	(4,965)	(3,934)
Classification differences in the consolidated statements of income		(185,973)	(157,762)	(25,807)	(20,449)

Operating income (loss) under U.S. GAAP	(Won)	3,727,121	3,230,902	(2,970,719)	$(2,353,978)

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2007 and 2008 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
Utility plant, net under Korean GAAP	(Won)	67,563,153	69,795,285	$55,305,298
Asset revaluation		(6,766,801)	(6,425,196)	(5,091,281)
Construction in-progress		300,000	300,000	237,718
Capitalized asset retirement costs		(919,159)	(866,658)	(686,734)
Special depreciation		2,776	—	—
Capitalized foreign currency translation		(1,180,796)	(1,046,947)	(829,593)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		115,549	107,918	85,513

Utility plant, net under U.S. GAAP	(Won)	59,114,722	61,864,402	$49,020,921

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2007 and 2008 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
Total assets under Korean GAAP	(Won)	82,928,592	88,198,610	$69,887,963
Adjustments:
Account Receivables		995,387	1,069,171	847,204
Utility Plant		(8,448,431)	(7,930,883)	(6,284,377)
Intangible assets		(344,013)	(348,978)	(276,528)
Investment securities		(48,784)	(30,180)	(23,915)
Financial derivatives		—	(85,759)	(67,955)
Deferred income taxes		1,533,405	1,358,236	1,076,257

Total assets under U.S. GAAP	(Won)	76,616,156	82,230,217	$65,158,649

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2007 and 2008, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2008
Deferred tax assets adjustments:
Asset revaluation	(Won)	1,660,776	1,240,849	$983,240
Convertible bond		45,770	151,197	119,807
Regulated operation		201,119	126,262	100,049
Capitalized foreign currency translation		324,719	230,328	182,510
Research and development cost		12,104	10,775	8,538
FIN48 Liabilities		3,584	6,256	4,957
Credit valuation adjustments		—	18,867	14,950

Total deferred tax assets adjustments		2,248,072	1,784,534	1,414,051

Deferred tax liabilities adjustments:
Special depreciation		(763)	—	—
Asset retirement obligation, net		(378,347)	(116,781)	(92,536)
Reserve for self insurance		(30,050)	(25,359)	(20,094)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(31,776)	(23,742)	(18,813)
Revenue Recognition		(273,731)	(258,739)	(205,023)
Available-for-sale securities		—	(1,379)	(1,093)
Credit valuation adjustments		—	(298)	(235)

Total deferred tax liabilities adjustments	(Won)	(714,667)	(426,298)	$(337,794)

Net deferred tax assets adjustments:		1,533,405	1,358,236	1,076,257

Net deferred tax assets (liabilities) under Korean GAAP	(Won)	(303,521)	1,318,849	$1,045,047

Net deferred tax assets under U.S. GAAP	(Won)	1,229,884	2,677,085	$2,121,304

Basic earnings (loss) per share (EPS) excludes dilution and is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings (loss) per share for the years ended December 31, 2006, 2007 and 2008 under U.S. GAAP are as follows:

	Korean Won (in millions, except per share data)				Translation into U.S. dollars (Note 2) (in thousands, except per share data)
	2006		2007	2008	2008
Net income (loss) under U.S. GAAP (a)	(Won)	2,645,189	1,835,473	(3,819,615)	$(3,026,280)

Effect of dilutive securities		2,207	24,283	—	—

Adjusted net income (b)	(Won)	2,647,396	1,859,756	(3,872,754)	$(3,026,280)

Weighted-average shares (c)		638,002,913	621,717,622	622,637,717	622,637,717
Effect dilutive securities		19,283,301	9,497,722	—	—

Adjusted weighted average shares (d)		657,286,214	631,215,344	622,637,717	622,637,717

Basic earnings (loss) per share under U.S. GAAP (a)/(c)	(Won)	4,146	2,952	(6,134)	$(4.86)

Diluted earnings (loss) per share under U.S. GAAP (b)/(d)(*)	(Won)	4,028	2,946	(6,134)	$(4.86)

Basic earnings (loss) per ADS under U.S. GAAP	(Won)	2,073	1,476	(3,067)	$(2.43)

Diluted earnings (loss) per ADS under U.S. GAAP(*)	(Won)	2,014	1,473	(3,067)	$(2.43)

(*)	Euro and JPY denominated exchangeable bonds issued on November 21, 2006 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive in 2008.