Form 20-F
period 2009-12-31
KOREA ELECTRIC POWER CORP
filed 2010-06-29
CIK 887225

As filed with the Securities and Exchange Commission on June 29, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this report, are references to The Republic of Korea. All references to the “Government” in this report are references to the government of the Republic. All references to “we,” “us,” the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries. All references to “the Ministry of Knowledge and Economy” and “the Ministry of Strategy and Finance” include the respective predecessors thereof. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “Korean GAAP” in this report are references to the accounting guidelines under the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise Associate Government Agency and accounting principles generally accepted in the Republic of Korea, and all references to “U.S. GAAP” in this report are references to accounting principles generally accepted in the United States. Unless otherwise stated, all of our financial information presented in this report is prepared under Korean GAAP.

In addition, in this report, all references to:

•	“KHNP” are to Korea Hydro & Nuclear Power Co., Ltd.,

•	“EWP” are to Korea East-West Power Co., Ltd.,

•	“KOMIPO” are to Korea Midland Power Co., Ltd.,

•	“KOSEP” are to Korea South-East Power Co., Ltd.,

•	“KOSPO” are to Korea Southern Power Co., Ltd., and

•	“KOWEPO” are to Korea Western Power Co., Ltd.,

each of which is our wholly-owned generation subsidiary.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), including statements regarding our expectations and projections for future operating performance and business prospects . The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this report are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this report.

This report discloses, under the caption Item 3D. “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our consolidated financial statements as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. Our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, a Swiss Verein. Deloitte Anjin LLC is a Korean independent registered public accounting firm and is our current independent registered public accounting firm. Our consolidated financial statements as of and for the years ended December 31, 2005 and 2006 have been audited by KPMG Samjong Accounting Corp.

Our consolidated financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise Associate Government Agency and Korean GAAP, which differ in certain significant respects from U.S. GAAP. See Item 5B. “Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38 of the notes to our consolidated financial statements.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements”. Historical results do not necessarily predict future results.

Consolidated Statement of Earnings Data

	2005		2006		2007		2008		2009
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	(Won)	25,445	(Won)	27,409	(Won)	29,137	(Won)	31,560	(Won)	33,994	$29,213
Operating expenses		21,523		24,014		26,316		34,358		32,279	27,739
Operating income (loss)		3,922		3,395		2,822		(2,798)		1,715	1,474
Income (loss) before income taxes		3,825		3,369		2,393		(3,844)		322	277
Income tax expenses (benefits)		1,392		1,123		926		(930)		370	318
Net income (loss)		2,432		2,246		1,467		(2,914)		(48)	(41)
Controlling interest		2,407		2,226		1,426		(2,955)		(97)	(83)
Noncontrolling interest		25		20		41		41		49	42
Earnings (loss) per share
Basic		3,790		3,488		2,294		(4,746)		(155)	(0.13)
Diluted		3,766		3,389		2,258		(4,746)		(155)	(0.13)
Earnings (loss) per ADS
Basic		1,895		1,744		1,147		(2,373)		(77.5)	(0.065)
Diluted		1,883		1,695		1,129		(2,373)		(77.5)	(0.065)
Dividends per share		1,150		1,000		750		—		—	—

	2005		2006		2007		2008		2009
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with U.S. GAAP(2):
Operating revenue(3)	(Won)	25,445	(Won)	27,408	(Won)	29,189	(Won)	31,634	(Won)	34,181	$29,374
Operating income (loss)		4,380		3,727		3,231		(2,971)		2,544	2,187
Net income (loss)		2,995		2,665		1,876		(3,778)		1,151	989
Controlling interest		2,970		2,645		1,835		(3,819)		1,102	947
Noncontrolling interest		25		20		41		41		49	42
Earnings (loss) per share
Basic		4,675		4,146		2,952		(6,134)		1,770	1.52
Diluted		4,645		4,028		2,946		(6,134)		1,769	1.52
Earnings (loss) per ADS
Basic		2,338		2,073		1,476		(3,067)		885	0.76
Diluted		2,323		2,014		1,473		(3,067)		884	0.76
Dividend per share		1,150		1,000		750		—		—	—
Other Data:
Ratio of earnings to fixed charges(4):
Korean GAAP		4.8		3.8		3.1		(3.2)		1.0	1.0
U.S. GAAP(2)		5.3		4.2		3.7		(3.9)		1.8	1.8

Consolidated Statements of Financial Position Data

	As of December 31,
	2005		2006		2007		2008		2009
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(2):
Net working capital surplus (deficit)(5)	(Won)	(130)	(Won)	171	(Won)	(3)	(Won)	(197)	(Won)	281	$242
Property, plant and equipment, net		56,651		56,874		57,739		59,618		59,124	50,809
Construction in progress		7,355		8,393		9,824		10,178		14,909	12,812
Total assets		74,737		79,241		82,929		88,199		93,208	80,100
Total stockholders’ equity		42,338		43,235		44,267		41,275		41,404	35,581
Controlling interest		42,191		43,084		44,033		40,962		41,027	35,257
Noncontrolling interest		147		151		234		313		377	324
Common stock		3,208		3,208		3,208		3,208		3,208	2,757
Long-term debt (excluding current portion)		15,494		15,428		16,121		23,319		27,856	23,938
Other long term liabilities		9,767		11,924		13,204		13,069		13,201	11,345

Amounts in Accordance with U.S. GAAP(2):
Total assets		66,864		72,513		76,616		82,230		87,631	75,307
Total liabilities		30,745		34,450		37,169		46,687		50,714	43,582
Total stockholders’ equity		36,119		38,063		39,447		35,543		36,917	31,725
Controlling interest		35,972		37,912		39,213		35,230		36,540	31,401
Noncontrolling interest		147		151		234		313		377	324

Notes:

(1)	See Item 5A. “Operating Results” for discussion of certain changes in Korean GAAP.
(2)	For discussion of significant differences between the application of Korean GAAP and U.S. GAAP, see Item 5B. “ Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38 of the notes to our consolidated financial statements.

(3)	For discussion of significant differences in revenue recognition under Korean GAAP and U.S. GAAP, see Item 5B. “ Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38(a) of the notes to our consolidated financial statements.
(4)	For purposes of computing ratios of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses.
(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of the Republic, and all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to U.S. dollars were made at (Won)1,163.7 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2009. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On June 11, 2010, the Noon Buying Rate was (Won)1,245.9 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,098.6	1,507.9	935.2
2009	1,163.7	1,274.7	1,570.1	1,149.0
2010 (through June 18)		1,151.0	1,253.2	1,104.0
January	1,158.7	1,138.2	1,163.1	1,120.0
February	1,159.0	1,155.7	1,170.0	1,144.0
March	1,131.2	1,136.1	1,153.0	1,128.0
April	1,108.0	1,115.5	1,126.3	1,104.0
May	1,194.5	1,164.8	1,253.2	1,115.0
June (through June 18)	1,202.6	1,223.0	1,250.4	1,198.5

Source: Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

Item 3B. Capitalization and Indebtedness

Not Applicable

Item 3C. Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D. Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to KEPCO

Increases in fuel prices will adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to consumers at a sufficient level or on a timely basis.

Fuel costs constituted 43.7% and 46.0% of our operating revenues and operating expenses, respectively, in 2009. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 43.0% of our entire fuel requirements in 2009 in terms of electricity output) are imported from a limited number of countries principally consisting of Indonesia, Australia, Canada and China, which accounted for approximately 44.9%, 41.9%, 5.2% and 5.1%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2009. Approximately 70.0% of the bituminous coal requirements of our generation subsidiaries in 2009 were purchased under long-term contracts and the remaining 30.0% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4B. “Business Overview—Fuels.”

In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have fluctuated significantly, resulting in a higher fuel cost to us. For example, the average “free on board” Newcastle coal price index sharply increased from US$65.3 per ton in 2007 to US$128.4 per ton in 2008 before climbing down to US$72.4 per ton in 2009, and was US$98.5 per ton as of June 11, 2010. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil fluctuated from US$68.4 per barrel in 2007 to US$93.8 per barrel in 2008 and US$61.7 per barrel in 2009, and was US$77.9 per barrel on May 25, 2010. If fuel prices increase sharply within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices that they were able to obtain during prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, resulting in an increase in the fuel cost. We cannot assure you that the fuel prices will not significantly increase in the remainder of 2010 or thereafter.

Because the Government regulates the rates we charge for the electricity we sell to our customers (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. The increase in fuel prices in 2008 led to our recording an operating loss for the first time in our operating history in 2008 and we expect that a high level of fuel prices will continue to have an adverse effect on our results of operation in 2010 and beyond. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of high fuel prices, the fuel price increases will significantly lower our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would seriously suffer. In addition, partly because the Government may have to undergo a lengthy deliberative process to approve an increase in electricity tariff, which represents a key component of the consumer price index, the electricity tariff may not be adjusted to a level sufficient to ensure a fair rate of return to us in a timely manner or at all. In 2008 when we incurred an operating loss of (Won)2,798 billion largely due to a rapid rise in fuel prices, the Government raised the electricity tariff on average by 4.5% in November 2008. However, such tariff increase was insufficient to fully offset the adverse impact from the rise in fuel costs in 2008.

On February 10, 2010, the Ministry of Knowledge and Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Currently scheduled to take effect on July 1, 2011, the new tariff system is also intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, there is no assurance that the new tariff system will be adopted as presently anticipated or at all, or that the new tariff system in its final form will fully cover our expenses on a timely basis or at all, or have unintended consequences that we are not presently aware of. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff system in July 2011. Any of such developments may have a material adverse effect on our business, financial condition, results of operations and cash flows. See Item 4B. “Business Overview—Recent Developments—Proposed Implementation of a New Tariff System.”

The Government may adopt plans to further restructure the Korean electricity industry, which may have a material adverse effect on us.

Based on a policy initiative to introduce greater competition in the Korean electricity industry, in January 1999 the Government announced a restructuring plan for the electricity industry in Korea, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4B “Business Overview—Restructuring of the Electricity Industry in Korea.” As part of this initiative, in April 2001 the Government established the Korea Power Exchange to enable the sale and purchase of electricity through a competitive bidding process, established the Korea Electricity Commission to ensure fair competition in the restructured Korean electricity, and, in order to promote competition in electricity generation, split off our electricity generation business to form one nuclear generation company and five non-nuclear generation companies to be wholly owned by us. In 2002, the Government introduced a plan to privatize our five non-nuclear generation subsidiaries, starting with KOSEP, but this plan was suspended indefinitely in 2003 due to prevailing market conditions and other policy considerations.

As part of the next step of introducing competition in electricity distribution, in September 2003 a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea was established to deliberate and propose ways to introduce competition in the distribution of electricity. In June 2004, based on extensive studies, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize new distribution subsidiaries, and in lieu thereof, creating independent business divisions within us, namely, the “strategic business units,” as a way of improving operational efficiency and internal competition among the business divisions. This resolution was adopted by the Ministry of Knowledge and Economy in June 2004, and based on outside studies and public comments, in September 2006 we established nine strategic business units with a separate management structure having limited autonomy, separate financial accounting and performance evaluation criteria, which, together with certain of our other business units, were restructured into 13 integrated business units with a focus on profit maximization in December 2008 following a two-year evaluation period.

Recently, amid concerns that the cost structure of electricity generation has not been optimal, the Government commissioned Korea Development Institute to conduct a study on this subject. Based on such study, the Government currently intends to announce by the end of 2010 a plan to further restructure the electric power industry, including by way of a potential consolidation of one or more of our generation subsidiaries or a potential merger of any one or more of such subsidiaries into us.

In addition, in order to deal with the shortage of fuel and other resources and also to comply with various environmental standards, the Government is currently considering a plan to adopt the Renewable Portfolio Standard (“RPS”), under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the RPS is implemented as currently planned, our generation subsidiaries will incur approximately (Won)4 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all. For further details, see Item 4. “Business—Renewable Energy.”

Other than as set forth above, we are not aware of any specific plan by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electricity industry in the near future. However, for reasons relating to a change in Government policy, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electricity. Any such measures may have a negative effect on our business, results of operation and financial condition. In addition, the Government indirectly and directly owns a majority of our shares and exercises significant control over our business and operations, and it may from time to time pursue policy initiatives with respect to our business and operations which may vary with the interest and objectives of our other shareholders.

Our capacity expansion plans, which are based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is announced and revised generally every two years by the Government. In December 2008, the Government announced the fourth Basic Plan relating to the future supply and demand of electricity. The fourth Basic Plan focuses on, among other things, (i) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, including in areas of demand management, target nuclear power generation, and a greater emphasis on renewable energy; (ii) improving the accuracy of electricity supply forecast based primarily on expected fuel prices, generation efficiency and technological advances, in addition to the mandates under the previous third Basic Plan; including (iii) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit; (iv) equilibrating the supply and demand of electricity at the regional level through region-specific planning for capacity expansion; (v) setting high priority to environmental issues by proactively addressing some of the concerns identified under the Kyoto Protocol to the United Nations Framework Convention on Climate Change; and (vi) improving the transparency and accountability in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the fourth Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users. If there is a significant variance between the actual capacity expansions by us and our generation subsidiaries based on the projected electricity supply and demand and the actual supply and demand, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, which may have a material adverse effect on our results of operations, financial condition and cash flows.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies in recent years, especially as a result of the recent global financial crisis and the relatively speedy recovery of Korean economy therefrom. See Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” The depreciation of Won against U.S. dollar and other foreign currencies typically results in a material increase in the cost of fuel and equipment purchased from overseas and the cost of servicing our foreign currency-denominated debt as the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. As of December 31, 2009, approximately 25.3% of our long-term debt (including the current portion and discount on debentures and excluding premium on debentures) was denominated in foreign currencies, principally in U.S. dollars, Yen and Euro. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations.

The proliferation of a competing system which enables regional districts to independently source electricity would erode our market position and hurt our business, growth prospects, revenues and profitability.

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of April 30, 2010, 10 districts were using this system and six other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in these 16 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of April 30, 2010. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to obtain electricity supply through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

We may not be successful in implementing new business strategies.

As part of our overall business strategy, we plan to undertake new, or expand existing, projects such as strengthening of our renewable energy generation capabilities under the Renewable Portfolio Standards initiative, adoption of the “smart grid” projects to improve the operational efficiency of our electricity transmission and distribution network, and expansion in overseas markets, particularly in the construction and operation of nuclear generation units.

Due to their inherent uncertainties, such new and expanded strategic initiatives expose us to a number of risks and challenges, including the following:

•	new and expanded business activities may require unanticipated capital expenditures and involve additional compliance requirements;

•

new and expanded business activities may result in less growth or profit than we currently anticipate, and there can be no assurance that such business activities will become profitable at the level we desire or at all;

•	we may fail to identify and enter into alternative business areas in a timely fashion, putting us at a disadvantage vis-à-vis competitors, particularly in overseas markets; and

•	we may need to hire or retrain personnel who are able to supervise and conduct the relevant business activities.

As part of our business strategy, we may also seek, evaluate or engage in potential acquisitions, mergers, restructurings, combinations, rationalizations, divestments or other similar opportunities, including with existing or future joint ventures, acquisitions and strategic alliances and with respect to existing or new businesses. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than we presently expect. In addition, we regularly review the profitability and growth potential of our businesses. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent we presently expect and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our reputation, business, results of operation, financial condition and cash flows.

We plan to pursue international expansion opportunities that may subject us to different or greater risk from those associated with our domestic operations.

While our operations have, to date, been primarily based in Korea, we plan to expand, on a selective basis, our overseas operations in the future. In particular, we plan to further diversify the geographic focus of our operations from Asia to the rest of the world, including the resource-rich Middle East, Australia and Africa as well as expand our project portfolio, which has to-date involved primarily the construction and operation of conventional thermal generation units, to include the construction and operation of nuclear power plants as well as mining and development of energy fuels in order to increase the level of self-sufficiency in the procurement of fuels.

Overseas operations carry risks that are different from those we face in our domestic operations. These risks include:

•	challenges of complying with multiple foreign laws and regulatory requirements, including tax laws and laws regulating the our operations and investments;

•	volatility of overseas economic conditions, including fluctuations in foreign currency exchange rates;

•	difficulties in enforcing creditors’ rights in foreign jurisdictions;

•	risk of expropriation and exercise of sovereign immunity where the counterparty is a foreign government;

•	difficulties in establishing, staffing and managing foreign operations;

•	differing labor regulations;

•	political and economic instability, natural calamities, war and terrorism;

•	lack of familiarity with local markets and competitive conditions;

•	changes in applicable laws and regulations in Korea that affect foreign operations; and

•	obstacles to the repatriation of earnings and cash.

Any failure by us to recognize or respond to these differences may adversely affect the success of our operations in those markets, which in turn could materially and adversely affect our business and results of operations.

Labor unrest may adversely affect our operations.

As of December 31, 2009, approximately 66.9% of the employees of our non-nuclear generation subsidiaries were members of the Korean Power Plant Industrial Union, and approximately 62.4% of the employees of Korea Hydro-Nuclear Power, or KHNP, our nuclear generation subsidiary were members of the Korean Hydro & Nuclear Power Labor Union. The Restructuring Plan and the privatization plan for our non-nuclear generation subsidiaries generated labor unrest in 2002. Labor unions to which our employees and the employees of our generation subsidiaries belong have opposed the Restructuring Plan from its inception. In particular, the prospect of privatizing some of our core assets has raised concerns among some of our employees. In February 2002, employees belonging to labor unions of our five non-nuclear generation subsidiaries began a six-week strike to protest the Government’s plans to privatize the five non-nuclear generation subsidiaries. The Korean Confederation of Trade Unions, the second largest confederation of labor unions in Korea, negotiated with the Government on behalf of the labor unions. After prolonged negotiations with the Government, the Korean Confederation of Trade Unions directed the labor unions of our five non-nuclear generation subsidiaries to end their strike on April 2, 2002. There was no material disruption in the operation of generation subsidiaries as a result of such labor strike. While there has been no material subsequent labor dispute, we cannot assure you that there will not be a major strike or other disruptions by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Planned relocation of the headquarters of us and our generation subsidiaries may reduce our operational efficiency.

In June 2005, the Government announced that it plans to relocate the headquarters of select government-invested enterprises, including us and our six generation and certain other subsidiaries, from the Seoul metropolitan area to other provinces in Korea by the end of 2012. Currently, our headquarters and those of our generation subsidiaries are within close vicinity of each other in the City of Seoul. Pursuant to the Government’s relocation policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. While we intend to comply with the relocation plan, there can be no assurance that, following such relocation, we will able to maintain the current level of operational efficiency due to geographic dispersion of our business units.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 20 nuclear-fuel generation units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable cost structure, is least costly among the fuel types used by our generation subsidiaries and is the second largest source of Korea’s electricity supply, accounting for 34.1% of electricity generated in Korea in 2009. Due to significantly lower unit fuel costs compared to those for conventional power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for check-up and overhaul lasting, with limited exceptions. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generation units may have an adverse effect on us.

In recent years, we have encountered increasing social and political opposition to the construction and operation of nuclear generation units. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our nuclear units, civic and community opposition to the construction and operation of nuclear units could result in delayed construction or relocation of planned nuclear units, which could have a material adverse impact on our business and results of operation. See Item 4B. “Business Overview—Power Generation—Korea Hydro & Nuclear Power Co., Ltd.,” “—Community Programs” and “—Insurance.”

The amount and scope of coverage of our insurance are limited.

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is neither insured nor covered by the government indemnity.

In addition, our non-nuclear generation subsidiaries carry insurance covering certain risks, including fire, in respect of their key assets, including buildings and equipment located at their respective power plants, construction-in-progress and imported fuel and procurement in transit. Such insurance and indemnity, however, cover only a portion of the assets that the non-nuclear generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants. In addition, unlike us, our generation subsidiaries are not permitted to self-insure, and accordingly have not self-insured, against risks of their uninsured assets or business. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is uninsured.

In addition, because we and our non-nuclear generation subsidiaries do not carry insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4B. “Business Overview—Insurance.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that additional indebtedness will be required in the coming years in order to refinance existing debt and make capital expenditures for construction of generation plants and other facilities. The amount of such additional indebtedness may be substantial. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence.

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government is required to directly or indirectly own at least 51.0% of our issued capital stock. As of December 31, 2009, the Government, directly and through Korea Finance Corporation (a statutory banking institution wholly-owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future (other than sales of treasury stock).

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operation and financial condition are substantially dependent on the Korean consumers’ demand for electricity, which are in turn largely dependent on developments relating to the Korean economy. In addition, the Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, the global economy and financial markets experienced hardship, which also had a significant adverse impact on the Korean economy and in turn on our business and profitability. During the second and third quarter of 2007, credit markets in the United States and globally began to experience significant difficulties and turbulence as a result of uncertainties in the U.S. subprime mortgage market, which then spread to markets involving highly leveraged structured financial products. In September and October 2008, liquidity concerns increased dramatically with the bankruptcy or acquisition of, and/or government assistance to, several major financial institutions based in the United States and Europe, including Lehman Brothers. These developments led to reduced liquidity in the credit markets, greater volatility in financial markets in general and an economic downturn in many of the world’s major economies, including Korea. In response to such adversity, governments in the United States, Europe and many other countries, including Korea, have implemented a number of initiatives designed to stabilize the financial markets and the economy in general, including fiscal stimulus measures, reduction of base interest rates and direct and indirect assistance to distressed financial institutions. In part due to such initiatives, the Korean and global economy have shown growing signs of recovery since the second half of 2009. However, there can be no assurance that there will not be further difficulties resulting from the recent financial and economic crisis. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece, Spain, Hungary and other countries in Europe, are showing increasing signs of fiscal stress and difficulties meeting debt burdens. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit” strategies in the form of reduced government spending, higher interest rates or otherwise, there can be no guarantee that such strategies will have the desired effect, and such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequences of prolonging or worsening economic and financial difficulties. As Korea’s economy is highly dependent on the health and direction of the global economy, investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries. Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

More specifically, factors that could hurt Korea’s economy in the future include, among others:

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•

the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Government’s policy-driven tax and other regulatory measures;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together could lead to an increased Government budget deficit;

•

political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling conservative party and the progressive opposition;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	any other development that has a material adverse effect in the global economy, such as an act of war, a terrorist act or a breakout of an epidemic such as SARS, avian flu or swine flu;

•

hostilities involving oil-producing countries in the Middle East and elsewhere and any material disruption in the supply of oil or a material increase in the price of oil resulting from such hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities in the Korean peninsula.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operation.

Tensions with North Korea could have an adverse effect on us and the market value of our shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing by launching several short-range missiles. In response to such actions, the Republic decided to join the Proliferation Security Initiative, an international campaign aimed at stopping the trafficking of weapons of mass destruction, over Pyongyang’s harsh rebuke and threat of war. After the United Nations Security Council passed a resolution on June 12, 2009, to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community. In addition, the military and political tension in the Korean peninsula may further escalate in light of allegations of involvement by a North Korean submarine in the shipwreck of a Korean navy ship off the west coast of the Korean peninsula in April 2010.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. In June 2009, American and South Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly to be in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, on November 30, 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea as well as the entire Korean peninsula.

There can be no assurance that the level of tension and instability in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities or heightened concerns about the stability of North Korea’s political leadership, could have a material adverse effect on our business, financial condition and results of operation and could lead to a decline in the market value of our common shares and our American depositary shares.

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

•

the establishment of regulatory assets and liabilities to offset the impact of foreign exchange translation losses and gains on our income statement, deferred income taxes and reserves for self-insurance; and

•	treatment of liabilities for decommissioning costs.

See Item 5B. “Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38 of the notes to our consolidated financial statements.

Our reported financial results under the new IFRS accounting standards may differ significantly for those under the existing Korean GAAP accounting standards.

In March 2007, the Government announced that all companies listed on the Korea Exchange, including us, will be required to comply with the International Financial Reporting Standards (“IFRS”) starting in 2011. IFRS is the financial reporting standard adopted in more than 110 countries and has requirements that are substantially different from those under Korean GAAP. We have established a task force team to assist in the preparation for our IFRS compliance and are presently reviewing the effects of such change to our financial reporting. Compared to our current reporting standards under Korean GAAP, the IFRS provides for differing reporting requirements with respect to, among others, revenue recognition and property, plant and equipment, which may make it difficult for our shareholders and other investors to compare our reported financial results under the IFRS to our reported financial results under the existing Korean GAAP and thereby make their investment decisions on a sufficiently informed basis.

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

ITEM 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company

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

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of June 22, 2010, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings and indirect holdings through Korea Finance Corporation, an entity wholly owned by the Government which was formed following the Government-managed split of Korea Development Bank into Korea Finance Corporation and KDB Financial Group in October 2009. Subsequent to the restructuring, Korea Finance Corporation owns 94.3% of KDB Financial Group, while KDB Financial Group owns 100.0% of Korea Development Bank. Korea Development Bank, which formerly held our shares, transferred all of its equity interest in us to Korea Finance Corporation following the restructuring. However, a substantial majority of debt and other financial obligations owned by us has not been transferred and remains with Korea Development Bank.

Under relevant laws of Korea, the Government is required to own, directly or indirectly, at least 51.0% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters relating to us that require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Finance Corporation as holders of our common stock are exercised by the Ministry of Knowledge and Economy, based on the Government’s ownership of our common stock and a proxy received from Korea Finance Corporation, in consultation with the Ministry of Strategy and Finance.

We operate under the general supervision of the Ministry of Knowledge and Economy. The Ministry of Knowledge and Economy, in consultation with the Ministry of Strategy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Knowledge and Economy, the Ministry of Strategy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4B. “Business Overview—Regulation.” Our non-standing directors, which comprise the majority of our board of directors, must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by our director nomination committee and have ample knowledge and experience in business management, and our President must be appointed by the President of the Republic upon the motion of the Ministry of Knowledge and Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6A. “Directors and Senior Management—Board of Directors.”

Item 4B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2009, we and our generation subsidiaries owned approximately 87.1% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2009, we sold to our customers approximately 394 billion kilowatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and to a lesser extent from independent power producers. Of the 415 billion kilowatt-hours of electricity we purchased in 2009, 34.4% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 59.4% was generated by our wholly-owned five non-nuclear generation subsidiaries, and 6.2% was generated by independent power producers. Our five non-nuclear generation subsidiaries are Korea South-East Power Co., Ltd, or KOSEP, Korea Midland Power Co., Ltd., or KOMIPO, Korea Western Power Co., Ltd., or KOWEPO, Korea Southern Power Co., Ltd., or KOSPO, and Korea East-West Power Co., Ltd., or EWP , each of which is wholly-owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2009, we had consolidated operating revenues of (Won)33,994 billion and consolidated net loss of (Won)48 billion. In 2008, we had consolidated operating revenues of (Won)31,560 billion and consolidated net loss of (Won)2,914 billion. Our operating revenues increased primarily as a result of a 2.4% increase in kilowatt hours of electricity sold in 2009, which was attributable primarily to the general increase in demand for electricity among consumers in Korea as a result the economic recovery in the second half of 2009. The increase in the volume of electricity sold was due to a 1.8% increase of electricity sold to the industrial sector, including light power usage, a 3.2% increase in kilowatt hours of electricity sold to the commercial sector and a 1.7% increase in kilowatt hours of electricity sold to the residential sector. See Item 5A. “Operating Results.”

Demand for electricity in Korea grew at a compounded average rate of 4.8% per annum for the five years ended December 31, 2009 compared to real gross domestic product, GDP, which grew at a compounded growth rates of approximately 3.4% for the same period according to The Bank of Korea. The GDP growth rate was 0.2% for 2009 as compared to 2.2% in 2008. Demand for electricity in Korea increased by 2.4% from 2008 to 2009.

Historically, we have made substantial expenditures for the construction of generation plants and other facilities to meet increased demand for electric power. Subject to the fourth Basic Plan, we and our generation subsidiaries plan to continue to make substantial expenditures to expand and enhance our generation, transmission and distribution capabilities over the long term. See Item 5B. “Liquidity and Capital Resources—Capital Requirements.”

We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us, among others parties. As an entity formed to serve public policy goals of the Government, we seek to maintain a fair level of profitability and strengthen our capital base in order to support the growth of our business in the long term.

Our electricity rates are established by the Government pursuant to procedures that take into account, among others, our needs to recover the costs of operations, make capital investments and provide a fair return to our security holders, as well as the Government’s overall policy considerations, such as inflation. See Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

Strategy

In June 2009, we established a vision for ourselves to become, by 2020, one of the top utility service providers in the world in terms of environmentally-friendly clean energy, with a focus on substantially increasing our revenue, maintaining a fair level of return on investment, further expanding our overseas businesses and upgrading our technologies, including in the area of nuclear plant design. In order to achieve this vision, we have formulated the following strategies:

•

Become a global leader in “green” technology. With the increasing demand for, and embrace of, environmentally friendly, or green, energy worldwide in substitution of the conventional thermal energy, we believe that green energy represents an important business potential as well as a worthy corporate purpose befitting our status as a provider of public utility. In particular, our “green growth” initiatives will focus on the following:

(i)	Development of capabilities to generate electricity with lower carbon emission—We are currently developing, or seek to develop, a standardized integrated gasification combination cycle generation unit, namely a generation unit that transmits heat generated in the course of electricity generation for residential and other heating purposes, with an installed capacity of 300 megawatts, a standardized “carbon capture and storage” generation unit with an installed capacity of 500 megawatts, and a standardized nuclear power generation unit for export purposes.

(ii)	Improvement in efficiency in our electricity transmission and distribution—We are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids”, based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers, a superconducting technology that will improve efficiency in the transmission of electricity over such network and localized “high-voltage direct current” technology that will reduce electricity loss over the course of transmission and distribution.

(iii)	Participation in the development of green energy infrastructure—We are currently developing, or seek to develop, charging facilities for electric vehicles and standard models for a residential unit that can be powered solely by electricity.

•

Capture and expand business opportunities. We seek to capture business opportunities presented by our leadership in green technology and transmission and distribution technology by developing commercial applications thereof, including by way of developing related communication technology and diversifying our consulting business.

•

Expand overseas business. The primary focus of our overseas business diversification is twofold: (i) leveraging our experience and knowhow gained from our core business of electricity generation in Korea, including nuclear power generation, to capture business opportunities overseas so as to expand our growth potential; and (ii) direct participation in mining and other resource development projects overseas, by way of acquisition or equity investment, in order to facilitate and increase self-sufficiency in fuel procurement. We also plan to expand our geographic focus from Southeast Asia to various other regions in the world, including the resource-rich Middle East, Africa and Australia.

•

Advance innovation and operational efficiency. Promoting innovation and operational efficiency has been and will continue to be an important part of our business strategy. Specifically, we aim to foster further strategic cooperation among our affiliates and adopt innovative management systems that will enhance operational efficiency and cost control.

Recent Developments

Proposed Implementation of a New Tariff System

On February 10, 2010, the Ministry of Knowledge and Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the consumers regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity of customers. The new system is also expected to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. The new tariff system is expected to take effect on July 1, 2011.

Under the existing system, it generally takes six to 18 months to reflect the changing fuel prices in the electricity tariff levels as a tariff adjustment requires the approval by the Government, which is granted on an annual basis. Accordingly, in times of rapid rises in fuel prices, as was the case from the second half of 2007 to the first half of 2008, we generally absorb the negative impact from rising fuel prices for an extended period of time as we are not allowed to timely adjust the level of tariff we charge to our customers. As a result, we recorded an operating loss in 2008 for the first time in our operating history notwithstanding the one-time subsidy we have received from the Government to offset some of our losses. In addition, from the public policy perspective, the time lag in tariff adjustment and the attendant price inelasticity distort customer incentives for efficient use of electricity in the face of rising fuel prices.

While the details of the new tariff system are subject to further discussion, the announcement by the Ministry of Knowledge and Economy contemplates that the tariff levels under the new system will be adjusted largely on account of two sets of factors: (i) movements in fuel costs and (ii) factors unrelated to fuel cost movements. With respect to tariff adjustments on account of fuel cost movements, a system tentatively known as the “Fuel Cost-Adjusted Tariff System” will adopt a self-regulatory system under which a fuel cost-related component of the tariff will be determined on a monthly basis based on the movements of fuel costs without being subject to the annual approval of the Government. Under this system, an electricity price indicator will be made publicly available on a monthly basis for reflection in actual tariff rates two months after its announcement so that consumers may anticipate the movements in electricity tariff and adjust their electricity usage level accordingly. With respect to tariff adjustments on account of factors unrelated to fuel cost movements, under a system tentatively known as the “Incentive Regulation System”, the non-fuel cost-related tariff component will be determined on an annual basis based on the basic service charge, electricity usage, general economic indicators such as increases in commodity prices and inflation, as well as the cost savings and other efficiency improvement targets met by the suppliers of electricity.

We anticipate that the implementation of the new tariff systems will reduce future uncertainties relating to our profitability arising from the volatility in fuel prices, leading to maintenance of a more stable pattern in earnings results. Furthermore, the implementation may lead to higher credit ratings and a reassessment of our share and shareholder value. Details of the new tariff system remain subject to further discussion and there is no assurance that the new tariff system will be adopted as presently anticipated or at all. Furthermore, even if it is implemented as currently anticipated, there is no assurance that new tariff system will fully cover our expenses on a timely basis or at all, or have unintended consequences that we are presently not aware of which may have a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff systems in July 2011.

UAE Nuclear Reactor Construction Project

On December 27, 2009, we entered into a contract with the Emirates Nuclear Energy Corporation, a state-owned nuclear energy provider in the United Arab Emirates, to design, build and help operate four civil nuclear power generation units for the United Arab Emirates’ civilian nuclear energy program. The contract amount is US$18.6 billion, subject to change based on certain price escalation provisions of the contract, and the project is to last until May 1, 2020. Under this contract, we are obligated to provide the design and construction of four nuclear power generation units, each with a capacity of 1,400 megawatts, supply nuclear fuel for three fuel cycles, including initial loading, and provide technical support and training and education of the plant operation personnel. The generation units will be located in Braka, a region approximately 270 kilometers from Abu Dhabi, the capital of the United Arab Emirates, and the first units are expected to be completed by May 2017.

Potential Restructuring of the Generation Subsidiaries

Amid concerns that the cost structure of electric power generation is not optimal, the Government has recently commissioned Korea Development Institute to conduct a study on this subject. Based on such study, the

Government currently intends to announce by the end of 2010 a plan to substantially reorganize the electric power industry, including by way of a potential consolidation of one or more of our generation subsidiaries or a potential merger of any one or more of them into us. There is no guarantee that such restructuring will not have a material adverse effect on our business, results of operations and financial condition.

Proposed Adoption of the Renewable Portfolio Standard

In order to deal with the shortage of fuel and other resources and also to comply with various environmental standards, the Government is currently considering a plan to adopt the Renewable Portfolio Standard (“RPS”), under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the RPS is implemented as currently planned, our generation subsidiaries will incur approximately (Won)4 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all. For further details, see “—Renewable Energy.”

Amendment to the KEPCO Act

On March 18, 2010, a proposed amendment to the KEPCO Act was passed by the National Assembly of Korea, which would enable us to engage in the development and operation of our real estate holdings, subject to certain restrictions. The key provisions of the amendment relate to categorizing the development and operation of real estate holdings as one of our permitted business activities, provided that such activities will be conducted by a professional real estate management company commissioned or entrusted by us. The legislation requires prior approval by the Minister of the Ministry of Knowledge and Economy prior to engaging in any such activity and proceeds from such activity are required to be used to fund construction of environment-friendly facilities related to electricity transmission, distribution and transformation, such as re-routing the transmission cables indoors or underground. We have also amended our Articles of Incorporation (included in this report) in line with the new amendment and plan to take follow-up measures related to commissioning professional management companies. The amendment will take effect on October 13,2010, six months after the promulgation of the amendment.

Revaluation of Tangible Assets

On January 21, 2010, as part of our IFRS implementation process, we completed the revaluation of certain tangible assets. The revaluation resulted in an increase of our total asset amount by approximately (Won)22 trillion which we will recognize as those assets’ fair value upon adoption of IFRS on January 1, 2011. The assets subject to the revaluation consist of land, buildings, structure, machinery and equipment.

Restructuring of the Electricity Industry in Korea

On January 21, 1999, the Ministry of Knowledge and Economy published the Restructuring Plan. The overall objectives of the Restructuring Plan consisted of: (i) introducing competition and thereby increase efficiency in the Korean electricity industry; (ii) ensuring a long-term, inexpensive and stable electricity supply; and (iii) promoting consumer convenience through the expansion of consumer choice.

The following provides further details relating to the Restructuring Plan.

Phase I

During Phase I, which served as a preparatory stage for Phase II and lasted from the announcement of the Restructuring Plan in January 1999 until April 2001, we undertook steps to split our generation business units off into one wholly-owned nuclear generation subsidiary (namely, KHNP) and five non-nuclear wholly-owned subsidiaries (namely, KOMIPO, KOSEP, KOWEPO, KOSPO and EWP), each with its own management structure, assets and liabilities. These steps were completed upon the approval of the split-off at our shareholders’ meeting in April 2001.

The Government’s principal objectives in the split-off of the generation units into separate subsidiaries were to: (i) introduce competition and thereby increase efficiency in the electricity generation industry in Korea; and (ii) ensure a stable supply of electricity in Korea.

Following the implementation of Phase I, we retained, until the adoption of the Community Energy System in July 2004 as further discussed in “—Transmission and Distribution” below, our monopoly position with respect to the transmission and distribution of electricity in Korea.

While our ownership percentage of the non-nuclear and non-hydroelectric generation subsidiaries will depend on the further adjustments to the Restructuring Plan to be adopted by the Government, we plan to retain 100.0% ownership of both KHNP and our transmission and distribution business.

Phase II

Phase II, which is the current phase, began in April 2001. At the outset of Phase II in April 2001, the Government introduced a cost-based competitive bidding pool system under which we purchase power from our generation subsidiaries and other independent power producers for transmission and distribution to customers. For a further description of this system, see “—Power Purchase—Cost-based Pool System” below.

In order to support the logistics of the cost-based pool system, the Government established the Korea Power Exchange in April 2001 pursuant to the Electricity Business Law. The primary function of the Korea Power Exchange is to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission in April 2001 to regulate the Korean electricity industry and ensure fair competition among industry participants. To facilitate this goal, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Knowledge and Economy.

The Korea Electricity Commission’s main functions include implementation of standards and measures necessary for electricity market operation and review of matters relating to licensing participants in the Korean electricity industry. The Korea Electricity Commission also acts as an arbitrator in tariff-related disputes and disputes among participants in the Korean electricity industry and consumers and investigates illegal or deceptive activities of the industry participants.

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the Ministry of Knowledge and Economy released the basic privatization plan for five of our generation subsidiaries other than KHNP. Pursuant to this plan, we commenced the process for selling KOSEP in 2002. According to the original plan, this process was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base. In November 2003, KOSEP submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEP made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time. We may resume the stock listing process for KOSEP in due course, after taking into consideration the overall stock market conditions and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is limited to 30.0% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of such sale, with a view to encouraging competition and assuring adequate electricity supply and debt service capability.

We believe the Government currently has no specific plans to resume the public offering of KOSEP or commence the same for any of our other generation subsidiaries in the near future. However, we cannot assure that our generation subsidiaries will not become part of Government-led privatization initiatives in the future for reasons relating to a change in Government policy, economic and market conditions and/or other factors.

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In September 2003, the Tripartite Commission consisting of representatives from the Government, the leading businesses and labor unions in Korea, established the Joint Study Group. In June 2004, based on a report published by this Joint Study Group, the Tripartite Commission issued a resolution that recommended halting the plan to form and privatize new distribution subsidiaries, and in lieu thereof, creating independent business divisions within us to be named “strategic business units,” as a way of improving operational efficiency and internal competition among the business divisions. This resolution was adopted by the Ministry of Knowledge and Economy in June 2004, and we subsequently commissioned a third-party consultant to conduct a study on implementing plans related to the creation of the strategic business units and solicited comments on the study from various parties, including labor unions and the Government. Based on this study and related comments, in September 2006, we established nine strategic business units with a separate management structure having limited autonomy, separate financial accounting, and performance evaluation criteria.

Following two-year evaluations of this organization model and in response to the rapidly changing economic conditions in light of the global liquidity and economic crisis beginning in the second half of 2008, in December 2008, we effected internal corporate reorganization, the primary goal of which was to transform us into a more efficient and profit-oriented organization by aligning our business units closer to the objective of profit maximization rather than cost control. As a result, based on positive customer feedback relating to the nine strategic units, we have expanded the concept of autonomous business units to apply to sales offices as well as other branch offices and the electricity management division, the effect of which is that our businesses are currently managed by 13 autonomous integrated regional business units, each of which is responsible for transmission, distribution and sales of electricity in a given region. We also plan to strengthen performance evaluation systems based on profit-oriented metrics and adopt a “6 Sigma” method to foster quality control in our operations.

In addition, amid concerns that the cost structure of electric power generation is not optimal, the Government has commissioned Korea Development Institute to conduct a study on this subject. Based on such study, the Government intends to announce by the end of 2010 a plan to substantially reorganize the electric power industry, including by way of a potential consolidation of one or more of our generation subsidiaries or a potential merger of any one or more of them into us, which may have a material adverse effect on our business, results of operation and financial condition.

Minimum Government Ownership of Our Shares

The KEPCO Act requires that the Government own at least 51.0% of our capital stock. Direct or indirect ownership of more than 50.0% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a stockholders’ resolution, including approval of dividends. The rights of the Government and Korea Finance Corporation as holders of our common stock are exercised by the Ministry of Knowledge and Economy in consultation with the Ministry of Strategy and Finance. The Government currently has no plan to cease to own, directly or indirectly, at least 51.0% of our outstanding common stock.

Power Purchase

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 406 as of December 31, 2009. We distribute electricity purchased through the Korea Power Exchange to the end users.

We have certain relationships with the Korea Power Exchange as follows: (i) we and our six generation subsidiaries are member corporations of the Korea Power Exchange and collectively own 100.0% of its share capital; (ii) three of the 10 members of the board of directors of the Korea Power Exchange are currently our or our subsidiaries’ employees; and (iii) one of our employees is currently a member in three of the key committees of the Korea Power Exchange that are responsible for evaluating the costs of producing electricity, making rules for the Korea Power Exchange and gathering and disclosing information relating to the Korean electricity market.

Notwithstanding the foregoing relationships, however, we have neither control nor significant influence over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Knowledge and Economy, and are subject to a host of laws and regulations, including, among others, the Electricity Business Act and the Public Agencies Management Act, as well as the Articles of Incorporation of the Korea Power Exchange; (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Knowledge and Economy, employees of the Korea Power Exchange, businesspersons and/or scholars); and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling on April 12, 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

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

Marginal price

The primary purpose of the marginal price is to compensate the generation companies for fuel costs, which represents the principal component of the variable costs of generating electricity. The concept of marginal price under the cost-based pool system has undergone several changes in recent years in large part due to the sharp fluctuations in fuel prices. For example, prior to December 31, 2006, the marginal price operated on a two-tiered structure, namely, a “base load” marginal price applicable to electricity generated from nuclear fuels and coals, which tend to be less expensive per unit of electricity than electricity generated from liquefied natural gas, oil and hydroelectric power to which a “non-base load” marginal price applied. The base load marginal price and the non-base marginal price were generally set at levels so that electricity generated from cheaper fuels could be utilized first while ensuring a relatively fair rate of return to all generation units. However, when the price of coal rose sharply beginning in the second half of 2006, the pre-existing base load marginal price was abolished and a market cap by the name of “regulated market price” was introduced in its stead for electricity generated from base load fuels, with the regulated market price being set at a level higher than the pre-existing base load marginal price in order to compensate the generation subsidies for the rapid rise in the price of coal. However, when the price of coal continued to rise sharply above the level originally assumed in setting the regulated market price, this had the effect of undercutting our profit margin as the purchaser of electricity from our generation subsidiaries, although the generation subsidiaries were able to maintain a better margin under the regulated market price regime than under the pre-existing base load marginal price regime. Accordingly, on

May 1, 2008, the regulated market price regime was abolished, and the current system of “system marginal price” was introduced in order to set the marginal price in a more flexible way by using the concept of an “adjustment coefficient” tailored to each fuel type.

Under the system marginal price regime currently in effect, the marginal price of electricity at which our generation subsidiaries sell electricity to us is determined using the following formula:

Variable cost + [System marginal price – Variable cost] * Adjusted coefficient

The system marginal price represents, in effect, the marginal price of electricity at a given hour at which the projected demand for electricity and the projected supply of electricity for such hour intersect, as determined by the merit order system, which is a system used by the Korea Power Exchange to allocate which generation units will supply electricity for which hour and at what price. To elaborate, the projected demand for electricity for a given hour is determined by the Korea Power Exchange based on forecast made one day prior to trading, and such forecast takes into account, among others, historical statistical information relating to demand for electricity nationwide by day and by hour, after taking into account, among others, seasonality and peak-hour versus non-peak hour demand analysis. The projected supply of electricity at a given hour is determined as the aggregate of the available capacity of all generation units that have submitted bids to supply electricity for such hour. These bids are submitted to the Korea Power Exchange one day prior to trading.

Under the merit order system, the generation unit with the lowest variable cost of producing electricity among all the generation units that have submitted a bid for a given hour is first awarded a purchase order for electricity up to the available capacity of such unit as indicated in its bid. The generation unit with the next lowest variable cost is then awarded a purchase order up to its available capacity in its bid, and so forth, until the projected demand for electricity for such hour is met. We refer to the variable cost of the generation unit that is the last to receive the purchase order for such hour as the system marginal price, which also represents the most expensive price at which electricity can be supplied at a given hour based on the demand and supply for such hour. Generation units whose variable costs exceed the system marginal price for a given hour do not receive purchase orders to supply electricity for such hour. The variable cost of each generation unit is determined by the Cost Evaluation Committee on a monthly basis based on the evaluation of the average unit production cost of generating electricity at such unit during two months prior to such evaluation. The final allocation of electricity supply, however, is further adjusted on the basis of other factors, including the proximity of a generation unit to the geographical area to which power is being supplied, network and fuel constraints and the amount of power loss.

The purpose of the merit order system is to encourage generating units to reduce its electricity generation costs by making its generation process more efficient, sourcing fuels from most cost-effective sources or adopting other cost savings programs. The additional adjustment mechanism is designed to improve the overall cost-efficiency in the distribution and transmission of electricity to the end-users by adjusting for losses arising from the distribution and transmission process.

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

The adjusted coefficient applies uniformly to all generation units that use the same type of fuel, and is generally higher for generation units that use fuel types that inherently entail higher construction and maintenance costs, such as nuclear plants. The adjusted coefficient is determined by the Cost Evaluation Committee in principle on an annual basis, although in exceptional cases driven by external factors such as fuel costs and electricity tariff rates, the adjusted coefficient may be adjusted on a quarterly basis.

Capacity Price

In addition to payment in respect of the variable cost of generating electricity, our generation subsidiaries receive payment in the form of capacity price, the purpose of which is to compensate them for the costs of constructing generation facilities and to provide incentives for new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading. From time to time, the capacity price is adjusted in ways to soften the impact of changes in the marginal price over time based on the expected rate of return for our generational subsidiaries. Currently, the capacity price is (Won)7.65/kWh and since January 1, 2010 has applied equally to all generation units, regardless of fuel types used.

Effective as of January 1, 2007, a regionally differentiated capacity price system was introduced by setting a standard capacity reserve ratio in the range of 12.0% to 20.0% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve ratio is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by a failure to meet the standard capacity reserve ratio receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by satisfaction of the standard capacity reserve ratio receive reduced capacity price. Other than the foregoing region-based variations, the capacity price applies uniformly to all generation units regardless of fuel types used.

Following the suspension of the plan to form separate distribution subsidiaries through privatization (see “—Restructuring of the Electricity Industry in Korea—Suspension of the Plan to Form and Privatize Distribution Subsidiaries”), there was a discussion of replacing the current cost-based pool system with a more market-oriented system known as a two-way bidding pool system. Under the two-way bidding pool system, a pool of generating companies on the supply side and a pool of retail distributors on the demand side would each make a bid based on which the electricity price will be determined, which would contrast with the current system where we have a virtual monopoly of the demand side as the purchaser and distributor of substantially all of electricity in Korea. However, we believe that due to the indefinite suspension of the restructuring plan, the two-way bidding pool system is unlikely to be adopted in the near future absent any unexpected change in government policy.

Proposed Implementation of a New Tariff System

On February 10, 2010, the Ministry of Knowledge and Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity of customers. The new system, which is expected to reflect into the tariff structure components related to fuel cost movements and factors unrelated to fuel cost movements, is also expected to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. The new tariff system is expected to take effect on July 1, 2011, and the details of the plan are subject to further discussion. See “—Recent Developments—Proposed Implementation of a New Tariff System”.

Power Trading Results

The power trading results, as effected through the Korea Power Exchange, for our generation subsidiaries for the year ended December 31, 2009 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume	Sales to KEPCO (in billions of Won)	Percentage of Total Sales	Unit Price (Won/kWh)
Generation Companies	KHNP	142,302	35.1	5,158	19.2	36.3
	KOSEP	57,459	14.2	3,726	13.8	64.9
	KOMIPO	43,943	10.8	3,711	13.8	84.5
	KOWEPO	43,980	10.8	3,804	14.1	86.5
	KOSPO	52,525	12.9	4,615	17.1	87.9
	EWP	48,383	11.9	3,824	14.2	79.1
	Others(1)	17,099	4.2	2,125	7.9	124.3

	Total	405,690	100.0	26,965	100.0	66.5

Energy Sources	Nuclear	141,123	34.8	5,030	18.7	35.6
	Bituminous coal	178,840	44.1	10,787	40.1	60.3
	Anthracite coal	7,298	1.8	797	3.0	109.2
	Oil	12,819	3.2	1,867	6.9	145.6
	LNG	3,594	0.9	550	2.0	153.1
	Combined-cycle	54,300	13.4	6,968	25.9	128.3
	Hydro	2,762	0.7	302	1.1	109.3
	Pumped-storage	2,814	0.7	441	1.6	156.6
	Others	2,140	0.5	223	0.8	104.4

	Total	405,690	100.0	26,965	100.0	66.5

Load	Base load	325,289	80.2	16,411	60.9	50.5
	Non-base load	80,401	19.8	10,554	39.1	131.3

	Total	405,690	100.0	26,965	100.0	66.5

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading.

Power Purchased from Independent Power Producers

In 2009, we purchased an aggregate of 9,476 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These purchases were made outside of the cost-based pool system of power trading. These independent power producers had an aggregate capacity of 4,069 megawatts as of December 31, 2009.

Power Generation

As of December 31, 2009, our generation subsidiaries had a total of 467 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generating capacity of 63,962 megawatts. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined-cycle units. Combined-cycle units consist of either LNG-fired combined-cycle units or oil-fired combined-cycle units. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2009 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	91.7
Thermal:
Coal	50	24,205	91.7
Oil	18	4,478	30.5
LNG	4	888	6.9

Total thermal	72	29,571	72.9
Internal combustion	176	347	37.3
Combined-cycle	93	11,819	46.6
Hydro	61	4,457	10.5
Wind	18	37	25.4
Solar	24	12	14.2
Fuel cell	3	3	31.2

Total	467	63,962	71.9

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

The expected useful life of a unit, assuming no substantial renovation, is approximately as follows: nuclear, over 40 years; thermal, over 30 years, respectively; internal combustion, over 25 years; and hydroelectric, over 55 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We attempt to achieve efficient use of fuels and diversification of generating capacity by fuel type. In the past, we relied principally upon oil-fired thermal generation units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generation units. While nuclear units are more expensive to construct than non-nuclear units of comparable capacity, nuclear fuel is less expensive than fossil fuels in terms of electricity output per unit cost. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electrical energy, we seek to maintain nuclear power production capacity at approximately the level at which demand for electricity is continuously stable. During those times when actual demand exceeds the level of continuous demand, we rely on units fired by fossil fuels and hydroelectric units, which can be started and shut down more quickly and efficiently than nuclear units, to meet the excess demand. Bituminous coal is currently the cheapest thermal fuel per kilowatt-hour of electricity produced, and therefore we seek to maximize the use of bituminous coal for generation needs in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and gas turbine internal combustion units are the most efficient types of units for rapid start-ups and shutdowns, and therefore we use such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per unit cost.

Our generation subsidiaries have constructed and recommissioned thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to continue to add additional thermal and internal combustion units. These units generally take less time to complete construction than nuclear units.

The high average age of our oil-fired thermal units is attributable to our reliance on oil-fired thermal units as the primary means of electricity generation until mid-1970s. Since then, we have diversified our fuel sources and constructed relatively few oil-fired thermal units compared to units of other fuel types.

The table below sets forth, for the periods indicated, the amount of electricity generated by facilities linked to our grid system and the amount of power used or lost in connection with transmission and distribution.

	2005	2006	2007	2008	2009	% of 2009 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by generation subsidiaries:
Nuclear	146,779	148,749	142,937	150,958	147,771	34.1
Thermal:
Coal	134,892	140,346	155,684	174,156	193,803	44.7
Oil	15,529	14,307	15,703	7,981	11,970	2.7
LNG	786	1,258	2,028	1,518	762	0.2

Total thermal	151,207	155,911	173,415	183,655	206,535	47.6
Internal combustion	575	677	579	503	697	0.2
Combined-cycle	48,311	54,174	60,465	55,909	47,580	11.0

Hydro	2,867	2,914	2,779	3,836	4,091	0.9

Wind	19	21	21	53	82	0.02

Solar and fuel cells	—	1	5	15	24	0.01
Total generation	349,758	362,447	380,201	394,929	406,780	93.8
Electricity purchased from others:
Thermal	12,559	16,429	20,660	25,699	25,274	5.8
Hydro	2,322	2,305	2,263	1,727	1,550	0.4

Total purchased	14,881	18,734	22,923	27,426	26,824	6.2
Gross generation	364,639	381,181	403,124	422,355	433,604	100.0
Auxiliary use(2)	16,452	15,812	16,613	17,374	18,258	4.2
Pumped-storage(3)	1,980	2,315	1,817	3,243	3,713	0.9

Total net generation(4)	346,207	363,054	384,694	401,726	411,631	94.9

Transmission and distribution losses(5)	15,615	14,587	15,345	16,106	16,770	4.1

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped-storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation minus auxiliary and pumped-storage use.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2005	2006	2007	2008	2009
	(Megawatts)
Total capacity	62,258	65,514	68,268	72,491	73,470
Peak load	54,631	58,994	62,285	62,794	66,797
Average load	41,625	43,514	46,019	48,082	49,498

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operation. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to KHNP.

Currently, KHNP owns and operates 20 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin as well as 27 hydroelectric generation units and two solar generation units and one wind generation unit.

The table below sets forth the number of units and installed capacity as of December 31, 2009 and the average capacity factor by types of generation units in 2009.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	91.7
Hydroelectric	27	539	28.8
Wind	1	0.8	8.5
Solar	2	3	14.9

Total	50	18,258.693	—

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

We are currently building eight additional nuclear generation units, consisting of four units each with a 1,000 megawatt capacity and four units each with a 1,400 megawatt capacity at the Shin-Kori and Shin-Wolsong and Shin-Ulchin sites, respectively. We expect to complete these units between 2010 and 2017. In addition, we plan to build two additional nuclear units, each with a 1,400 megawatt capacity, at the Shin-Kori site by 2019.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2009.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of operations	Installed Capacity
	(Megawatts)
Kori-1	PWR	W	GEC, Hitachi, D	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC, Hitachi	1985	900
Kori-4	PWR	W	GEC, Hitachi	1986	900
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W, D	1986	950
Yonggwang-2	PWR	W	W, D	1987	950
Yonggwang-3	PWR	H, CE	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE	H, GE	1998	1,000
Ulchin-4	PWR	H, CE	H, GE	1999	1,000
Ulchin-5	PWR	D, CE	D, GE	2004	1,000
Ulchin-6	PWR	D, CE	D, GE	2005	1,000

Total nuclear					17,716

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries.
(3)	“GEC” means General Electric Company (UK); “P” means Parsons (Canada and UK); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alsthom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2009 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	96.4	4.1
Kori-2	93.0	4.4
Kori-3	89.4	4.2
Kori-4	91.8	4.2
Wolsong-1	23.3	8.9
Wolsong-2	94.8	5.5
Wolsong-3	95.3	5.7
Wolsong-4	92.5	6.0
Yonggwang-1	89.0	4.2
Yonggwang-2	101.3	3.9
Yonggwang-3	100.8	3.7
Yonggwang-4	88.6	4.1
Yonggwang-5	90.9	3.7
Yonggwang-6	98.0	3.8
Ulchin-1	90.9	4.1
Ulchin-2	100.5	3.8
Ulchin-3	93.5	3.7
Ulchin-4	91.4	3.9
Ulchin-5	91.0	4.0
Ulchin-6	99.9	3.6

Total nuclear	91.7	4.2

The average capacity factor of all of our nuclear units in aggregate has been maintained at 90.0% or more in each year since 2000.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The average duration of shutdown for routine fuel replacement and maintenance was 29 days excluding Wolsung unit-1, or 48 days including Wolsung unit-1, in 2009.

KHNP’s nuclear units experienced an average of 0.3 unplanned shutdowns per unit in 2009. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.”

Hydroelectric

The table below sets forth certain information, including the installed capacity as of December 31, 2009 and the average capacity factor in 2009, regarding each hydroelectric unit of KHNP.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(Percent)
Hwacheon	4	Dam waterway	1944	108	25.0
Chuncheon	2	Dam	1965	62	25.6
Euiam	2	Dam	1967	45	38.2
Cheongpyung	3	Dam	1943	79	36.0
Paldang	4	Dam	1973	120	31.3
Seomjingang	3	Basin deviation	1945	35	19.5
Boseonggang	2	Basin deviation	1937	5	44.9
Kwoesan	2	Dam	1957	3	25.3
Anheung	3	Dam waterway	1978	0.5	39.5
Kangreung	2	Basin deviation	1991	82	—

Total	27			539	25.2

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2009 and the average capacity factor in 2009, regarding each solar and wind power unit of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	3	14.9
Kori	Wind	2008	1	8.5

Total			4	13.6

Korea Water Resources Corporation, which is a Government-owned entity, assumes full control of multi-purpose dams, while KHNP maintains the dams used for power generation. Existing hydroelectric power units have exploited most of the water resources in the Republic available for commercially viable hydroelectric power generation. Consequently, we expect that no new major hydroelectric power plants will be built in the foreseeable future. Due to the ease of its start-up and shut-down mechanism, hydroelectric power generation is reserved for peak demand periods.

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2009 and the average capacity factor and average fuel cost per kilowatt in 2009 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	17.8	3,245	90.1	52.1
Yong Hung #1, 2, 3, 4	2.8	3,344	94.7	60.6
Anthracite:
Yongdong #1, 2	32.4	325	77.3	102.4
Oil-fired:
Yosu #1, 2	32.6	529	28.8	156.9

Total thermal	17.7	7,443	76.3	60.7

Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	15.5	922	39.9	165.1
Pumped storage:(1)
Muju #1, 2	14.7	600	7.8	143.8

Total	16.7	8,965	77.1	66.9

Note:

(1)	During periods of low energy usage, the pumped-storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2009 and the average capacity factor and average fuel cost per kilowatt in 2009 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6	14.9	4,000	87.9	40.9
Anthracite:
Seocheon #1, 2	26.4	400	75.3	72.0
Oil-fired:
Jeju #2, 3	9.4	15	55.6	144.7
LNG-fired:
Seoul #4, 5	39.7	388	17.5	178.5
Incheon #1, 2	37.3	500	2.1	151.7

Total thermal	19.7	5,303	68.3	49.2

Combined cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	10.6	1,800	23.7	111.6
Incheon gas turbine #1, 2; steam turbine #1	2.5	1,012	86.2	96.1

Total	7.7	2,812	100.0	102.1

Wind power:
Yangyang #1, 2	3.5	3	16.7	6.3
Pumped storage:
Yangyang #1, 2, 3, 4	3.6	1,000	8.7	78.7
Hydroelectric:
Yangyang	4.4	1	30.1	0.8

Total	14.2	9,119	54.9	63.0

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2009 and the average capacity factor and average fuel cost per kilowatt in 2009 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	9.4	4,000	94.1	55.3
Oil-fired:
Pyeongtaek #1, 2, 3, 4	28.1	1,400	29.7	113.6

Total thermal	14.2	5,400	77.6	61.1

Combined cycle:
Pyeongtaek	16.8	480	11.7	125.4
West Incheon	17.5	1,800	48.1	104.8

Total combined-cycle	17.4	2,280	40.4	106.0

Pumped storage:
Samryangjin #1, #2	24.1	600	7.3	76.6
Cheongsong #1, #2	3.1	600	10.1	76.2

Total pumped storage	13.6	1,200	8.7	76.4

Hydroelectric:
Taean	2.3	2	25.1	—

Total hydroelectric	2.3	2	25.1	—

Solar:
Taean	4.4	0.1	12.2	—
Samryangjin	2.3	3	14.5	—

Total solar	2.3	3	14.4	—

Total	14.9	8,885	58.8	69.6

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2009 and the average capacity factor and average fuel cost per kilowatt in 2009 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	9.0	4,000	99.3	41.2
Oil-fired:
Youngnam #1, 2	38.5	400	27.0	129.1
Nam Jeju #3, 4	3.5	200	74.9	152.9

Total thermal	11.3	4,600	88.5	47.8

Combined cycle:
Shin Incheon #9, 10, 11, 12	13.7	1,800	67.2	103.8
Busan #1, 2, 3, 4	6.6	1,800	65.5	100.3
Hallim	13.4	105	5.2	211.7

Total combined cycle	10.2	3,705	64.6	102.3

Internal combustion:
Nam Jeju	19.3	40	41.4	131.8

Total internal combustion	19.3	40	41.5	131.8

Pumped storage:
Cheongpyeong	30.5	400	4.6	77.3

Total pumped storage	30.5	400	4.6	77.3

Wind power:
Hankyung	4.5	21	28.3	1.8
Seongsan	0.8	12	25.3	0.5

Total wind power	3.2	33	27.3	1.4

Solar	1.6	1	13.7	—

Total	11.7	8,779	75.3	68.1

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2009 and the average capacity factor and average fuel cost per kilowatt in 2009 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6,7,8	6.4	4,000	91.9	39.2
Honam #1, 2	36.7	500	96.2	58.2
Anthracite:
Donghae #1, 2	10.8	400	94.8	48.9
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	33.7	1,800	88.1	113.4

Total thermal	19.4	6,700	91.4	48.4

Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	13.2	1,200	98.1	105.5
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	15.8	900	94.9	110.7

Total combined-cycle and internal combustion	14.4	2,100	96.8	108.0

Pumped storage:
Sancheong #1, 2	6.7	700	98.4	76.9

Total pumped storage	6.7	700	98.4	76.9

Total	16.4	9,500	93.1	56.8

Power Plant Remodeling and Recommissioning

Our generation subsidiaries supplement power generation capacity through remodeling or recommissioning of thermal units. Recommissioning includes installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1~8	4,000MW (500MW×8)	FGD(1) : 1998 to 2007 SCR(2) : 2005 to 2007 EP(3) : 1995 to 2007 LNCS(4) :1995 to 2007 EP(3) upgrade(#5, 2009)	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350×4)	FGD(1) : 2005 SCR(2) : 2006 to 2007 EP(3) : 1992 EP(3) upgrade(#1, 2009)	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (gas turbines 150 MW ×8) (steam turbines 75 MW ×8)	LNCS(4) : 1992 Gas turbine upgrade (2003 to 2006)	Anti-pollution Efficiency improvement	KOWEPO
Honam #1	250MW	2010	10 years	EWP
Honam #2	250MW	2010	10 years	EWP
Boryeong #1-8	4,000 MW (500×8)	FGD(1) : 1996 to 2009 SCR(2) : 2006 to 2009 LNCS(4) : 1993 to 2009 EP(3) : 1984 to 2009	Anti-pollution	KOMIPO
Incheon #1-2	500 MW (250×2,)	SCR(2) : 2002 to 2005 LNCS(3) : 2002 to 2005	Anti-pollution	KOMIPO
Seoul #4,5	387.5MW (137.5×1) (250×1)	SCR(2): 2001 to 2002	Anti-pollution	KOMIPO
Seocheon #1,2	400MW (200×2)	FGD(1) : 1998, SCR : 2006 LNCS(4) : 2004 to 2005 EP(3) : 1982 to 1983	Anti-pollution	KOMIPO
Incheon #1,2	500MW (250×2)	1996(#1) 2002(#2)	10 years	KOMIPO
Yosu #2	335MW	2011	30 years	KOSEP
Hadong #1~8	4,000MW (500MW× 8)	FGD(1) : 1998 to 2009 EP(3) : 1997 to 2009 LNCS(3) :1997 to 2009 SCR(2) : 2006 to 2009	Anti-pollution	KOSPO
Shin-Incheon CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4): 1996	Anti-pollution	KOSPO
Busan CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4) : 2003 to 2004	Anti-pollution	KOSPO

Power Plant	Capacity	Completed (Year)	Extension	Company
Youngnam #1~2	400 MW (100 MW × 2)	FGD(1) : 1999 SCR(2) : 2002 EP(3) : 1988 to 1990 LNCS(4) : 2002-	Anti-pollution	KOSPO
Namjeju T/P #3~4	200 MW (100×2)	FGD(1) : 2006 to 2007 SCR(2) : 2006 to 2007 EP(3) : 2006 to 2007	Anti-pollution	KOSPO
Namjeju D/P #1~4	40 MW (10×4)	SCR(2) : 1999 to 2000 EP(3) : 1990 to 1991	Anti-pollution	KOSPO

Notes:

(1)	“FGD” means a flue gas desulphurization system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“EP” means an electrostatic precipitation system.
(4)	“LNCS” means a low nitrodioxide (NO2) combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there were 12 electricity suppliers that are licensed to distribute electricity in all of 16 total districts of Korea as of April 30, 2010. These entities do not supply electricity at a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge and Economy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. As of April 30, 2010, 10 districts were using this system, and six other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in the 16 districts amounted to approximately 1% of the generation capacity of our generation subsidiaries as of April 30, 2010. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to obtain electricity supply through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost.

As of December 31, 2009, our transmission system consisted of 30,257 circuit kilometers of lines of 765 kilovolts and others including high voltage direct current lines, and we had 715 substations with an aggregate installed transformer capacity of 247,786 megavolt-amperes.

As of December 31, 2009, our distribution system consisted of 99,630 megavolt-amperes of transformer capacity and approximately eight million units of support with a total line length of 420,258 circuit kilometers.

In recent years, we have made substantial investments in our transmission and distribution systems to increase coverage and improve efficiency. Our current projects principally focus on increasing capabilities of the existing lines and reduce our transmission and distribution loss, which was 4.1% in 2009. In light of the increased damage to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to make investments in upgrading our evaluation technologies, automation of electricity transmission and development of new transmission technologies. In particular, as part of our overall business strategy, we are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids”, based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers, a superconducting technology that will improve efficiency in the transmission of electricity over such network and localized “high-voltage direct current” technology that will reduce electricity loss over the course of transmission and distribution. See “—Strategy.”

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

Fuel

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 37.6%, 38.2%, and 36.3% of our fuel requirements for electricity generation in 2007, 2008 and 2009, respectively.

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2009, KHNP purchased 100.0%, or 3,035 tons, of its uranium concentrate requirement under long-term supply contracts with suppliers in Australia, Canada, Kazakhstan, France and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. Non-Korean suppliers typically provide the conversion and enrichment of uranium concentrate, and Korean suppliers typically provide fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 39.4%, 42.3% and 45.7% of our fuel requirements for electricity generation in 2007, 2008 and 2009, respectively, and anthracite coal accounted for 1.6%, 1.8% and 1.9% of our fuel requirements for electricity generation in 2007, 2008 and 2009, respectively.

In 2009, our generation subsidiaries purchased 71.2 million tons of bituminous coal, of which approximately 44.9%, 41.9%, 5.2%, 5.1% and 2.9% were imported from Indonesia, Australia, Canada, China and others, respectively. Approximately 70.0% of the bituminous coal requirements of our generation subsidiaries in 2009 were purchased under long-term contracts with the remaining 30.0% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts has increased substantially, having recorded (Won)55,519, (Won)98,248 and (Won)107,010 in 2007, 2008 and 2009, respectively. Due to such price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries may not be able to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Increase in fuel prices will adversely affect our results of operations and profitability, and we may not be able to pass on the increased cost to consumers at a sufficient level or on a timely basis.”

In 2009, our generation subsidiaries purchased 3.0 million tons of anthracite coal. In 2009, our generation subsidiaries purchased approximately 46% of our anthracite coal requirements in Korea under long-term contracts with Korea Coal Corporation, which is wholly-owned by the Government, and the Korea Coal Mines Cooperative, and approximately 56% from Vietnam and other countries. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was (Won)97,833, (Won)121,416 and (Won)111,155 in 2007, 2008 and 2009, respectively.

Oil

Oil accounted for 4.3%, 2.2% and 3.1% of our fuel requirements for electricity generation in 2007, 2008 and 2009, respectively.

In 2009, our generation subsidiaries purchased approximately 17.8 million barrels of fuel oil, of which 89.3% was purchased through competitive open bidding among five Korean refiners for supply terms of three months, and the remainder was purchased through international open bidding (including domestic refineries and traders) for individual cargoes. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was (Won)62,480, (Won)98,243 and (Won)76,678 in 2007, 2008 and 2009, respectively.

LNG

LNG accounted for 16.4%, 14.5% and 11.9% of our fuel requirements for electricity generation in 2007, 2008 and 2009, respectively.

In 2009, we purchased approximately 6.9 million tons of LNG from Korea Gas Corporation, a Korean corporation of which we own 24.5%. Under the terms of the LNG contract with Korea Gas Corporation, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Under this contract, all of our five non-nuclear generation subsidiaries are jointly and severally liable for a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity in the amount of approximately 7.5 million tons. In addition, the annual minimum purchase quantity of LNG to be purchased from Korea Gas Corporation will exclude any amount of LNG purchased from a source other than Korea Gas Corporation. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. Our LNG supply contract with Korea Gas Corporation has a term of 20 years and expires in December 2026.

The annual purchase price for LNG is determined by our negotiations with Korea Gas Corporation, subject to approval by the Ministry of Knowledge and Economy. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Brunei, Qatar, Oman, Australia, Egypt and Nigeria and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under our contract with Korea Gas Corporation was (Won)598,028, (Won)953,667 and (Won)739,631 in 2007, 2008 and 2009, respectively.

Hydroelectric

As of December 31, 2009, hydroelectric units represented 3% of our total installed generating capacity.

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales are dependent principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 4.8% per annum for the five years ended December 31, 2009. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.4% for the same period. The GDP growth rate was 2.2% in 2008 and decreased to 0.2% in 2009 as a result of the recent economic downturn, and increased to 7.8% in the first quarter of 2010 amid signs of economic recovery.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2005	2006	2007	2008	2009
Growth in GDP (at 2005 constant prices)	4.0%	5.2%	5.1%	2.2%	0.2%
Growth in electricity consumption	6.5%	4.9%	5.7%	4.5%	2.4%

Electricity demand in Korea varies within each year for a variety of reasons other than the general growth in GDP demand. Electricity demand tends to be higher during daylight hours due to heightened commercial and industrial activities and electrical appliance use. Due to the use of air conditioning during the summer and heating during the winter, electricity demand is higher during these two seasons than the spring or the fall. Variation in weather conditions may also cause significant variation in electricity demand.

We do not use any marketing channels, including any special sales methods, to sell electricity to our customers, other than to install electricity meters on-site and take monthly readings of such meters, based upon which invoices are sent to our customers.

Demand by the Type of Usage

The table below sets forth the consumption of electric power, and growth of such consumption year-on-year, by the type of usage (in gigawatt hours) for the periods indicated.

	2005	YoY growth (%)	2006	YoY growth (%)	2007	YoY growth (%)	2008	YoY growth (%)	2009	YoY growth (%)	% of Total 2009
Residential	69,555	6.2	72,730	4.6	75,148	3.3	77,269	2.8	78,548	1.7	19.9
Commercial	73,716	9.2	77,809	5.6	82,208	5.7	86,827	5.6	89,619	3.2	22.7
Educational	4,309	14.2	4,790	11.2	5,304	10.7	5,783	9.0	6,465	11.8	1.6
Industrial	174,945	5.2	183,067	4.6	194,936	6.5	203,475	4.4	207,216	1.8	52.5
Agricultural	7,318	8.2	7,636	4.3	8,215	7.6	8,869	8.0	9,671	9.0	2.5
Street lighting	2,570	8.6	2,687	4.6	2,794	4.0	2,847	1.9	2,954	3.8	0.8

Total	332,413	6.5	348,719	4.9	368,605	5.7	385,070	4.5	394,475	2.4	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand from the industrial sector increased by 2.1% to 216,887 gigawatt hours in 2009 from 2008.

Demand from the commercial sector has increased in recent years, largely due to the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 3.2% to 89,619 gigawatt hours in 2009 from 2008.

In 2009, we provided electricity to 12 million households, which represent substantially all of the households in Korea. Continuing increase in demand from the residential sector is primarily due to population growth and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 1.7% to 78,548 gigawatt hours in 2009 from 2008.

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

	2005	2006	2007	2008	2009
Facility reserve ratio	13.0%	9.8%	7.9%	12.0%	9.7%
Supply reserve ratio	11.3%	10.5%	7.2%	9.1%	7.9%

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generating capacity through the addition of new generating facilities, we also implement several measures to curtail electricity consumption, especially during peak periods. The principal measure we take is to apply, for large-scale customers, time-of-use rate schedules, which are structured to the effect that higher tariffs are charged at the time of peak demand. Our other demand management programs include applying a progressive rate structure for the residential use of electricity. We seek to reduce not only energy consumption but also greenhouse gas emission by deploying various high efficiency devices such as energy efficient lightings. Furthermore, we replace lightings for low-income households for free as part of government’s energy welfare policy.

Electricity Rates

The Electricity Business Law and the Price Stabilization Act of 1975, each as amended, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Knowledge and Economy. The Ministry of Knowledge and Economy then reviews these recommendations and, upon consultation with the Electricity Rates Expert Committee of the Ministry of Knowledge and Economy and the Ministry of Strategy and Finance, makes the final decision. Under the Electricity Business Law, the Korea Electricity Commission must review our proposals prior to the Ministry of Knowledge and Economy’s final decision.

Under the Electricity Business Law and the Price Stabilization Act, electricity rates are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations. For the purposes of rate approval, operating costs are defined as the sum of our operating expenses and our adjusted income taxes.

Fair investment return represents an amount equal to the rate base multiplied by the rate of return. The rate base is equal to the sum of:

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total stockholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2009, the approved rate of return on the debt component of the rate base was 4.0% while the approved rate of return on the equity component of the rate was 6.4%. As a result of such approved rates of returns, the fair rate of return in 2009 was determined to be 5.6%.

The Electricity Business Law and the Price Stabilization Act do not specify a basis for determining the reasonableness of operating expenses or any other items (other than the level of the fair investment return) for the purposes of the rate calculation. However, the Government exercises substantial control over our budgeting and other financial and operating decisions.

In addition to the calculations described above, a variety of other factors are considered in setting overall tariff levels. These other factors include consumer welfare, our projected capital requirements, the effect of electricity tariff on inflation in Korea and the effect of tariff on demand for electricity.

In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of electricity tariff approvals, principally as a result of declining fuel costs and a higher than expected growth in demand. As a result, the tariff rates were reduced on average by 6.5% per annum during the period from 1987 to 1990. However, primarily because of changes in fuel prices and the growth in capital investment, and in order to encourage conservation of electricity and secure internal cash for capital expenditures, the tariff rates were increased on average by 3.0% per annum during the period from 1991 to 1995. During the period from 1996 to 2000, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, the tariff rates were increased on average by 4.3% per annum, and during the period 1997 through 2000, our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals. During the period 2004 to 2009, the tariff rates were increased by an average of 2.0% per annum to compensate for high fuel costs and facility investment costs, and our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of tariff rate approvals. On June 27, 2009, the tariff rate was increased by 3.9% on average. We currently expect this tariff rate increase will raise our actual rate of return on invested capital by approximately 1.7%.

The Ministry of Knowledge and Economy adjusts the electricity tariff schedule from time to time. For example, on January 15, 2007, the Ministry of Knowledge and Economy increased each of the industrial tariff and street-lighting tariff by 4.2%, while making no changes to the tariff applicable to other sectors, which resulted in an increase by 2.1% in our overall average tariff. In addition, on January 1, 2008, as part of a plan to improve the electricity tariff structure, the Ministry of Knowledge and Economy approved a raise of the average industrial tariff and average night power usage tariff by 1.0% and 18.0%, respectively, while reducing the average commercial tariff by 3.0%, which had no material effect on our overall average tariff. Furthermore, in light of the rapid rise in fuel prices following the general rise in commodity prices (including oil) worldwide from the second half of 2007 and the first half of 2009 which seriously undermined our profitability, effective June 27, 2009, the Ministry of Knowledge and Economy approved a raise of the industrial, commercial, educational, street lighting and night power usage tariff by 6.5%, 2.3%, 6.9%, 6.9% and 8.0%, while making no changes to the residential and agricultural tariff, which is expected to result in an increase by 3.9% in our overall average tariff. There is no assurance, however, that such or future tariff increase will be sufficient to fully offset the adverse impact from the rise in fuel costs in the future.

On February 10, 2010, the Ministry of Knowledge and Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity of customers. The new system, which is expected to reflect into the tariff structure components related to fuel cost movements and factors unrelated to fuel cost movements, is also expected to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. The new tariff system is expected to take effect on July 1, 2011, and the details of the plan are subject to further discussion. See “—Recent Developments—Proposed Implementation of a New Tariff System”.

The tariff rates we charge for electricity vary among the different classes of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The tariff also varies depending upon the voltage used, the season, the time of day, the rate option selected by the user and, in the residential sector, the amount of electricity used per household, as well as other factors. Beginning in 1995, we adjusted seasonal tariff variations by removing the month of June from the summer period when peak rates are in effect and increasing the rates for the months of October, November, December, January, February and March to correspond more closely to peak demand variations. On April 1, 2007, we adjusted the winter period to consist of November, December, January and February, to reflect the changes in monthly usage levels in October and March.

Our current tariff schedule, which became effective as of June 27, 2009, is summarized below by the type of consumer:

Industrial. The basic charge varies from (Won)4,260 per kilowatt to (Won)6,610 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from (Won)38.1 per kilowatt hour to (Won)148.3 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Commercial. The basic charge varies from (Won)5,280 per kilowatt to (Won)6,660 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from (Won)40.5 per kilowatt hour to (Won)158.9 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Residential. Residential tariff include a basic charge ranging from (Won)370 for electricity usage of less than 100 kilowatt hours to (Won)11,750 for electricity usage in excess of 500 kilowatt hours. Residential tariff also include an energy usage charge ranging from (Won)52.4 to (Won)643.9 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

Educational. The basic charge varies from (Won)4,580 per kilowatt to (Won)5,560 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from (Won)48.2 per kilowatt hour to (Won)81.6 per kilowatt hour depending on the voltage used, the season and the rate option.

Agricultural. The basic charge varies from (Won)340 per kilowatt to (Won)1,070 per kilowatt depending on the type of usage. The energy usage charge varies from (Won)20.6 per kilowatt-hour to (Won)36.4 per kilowatt hour depending on the type of usage.

Street-lighting. The basic charge is (Won)4,500 per kilowatt and the energy usage charge is (Won)61.8 per kilowatt hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of (Won)26.9 per watt applies, with the minimum charge per month of (Won)880.

In April 2001, as part of implementing the Restructuring Plan, the Ministry of Knowledge and Economy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. Since December 28, 2005, 3.7% of the tariff we collected from our customers is transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is announced and revised generally every two years by the Government based on considerations of demand growth projections, availability and cost of financing, changes in prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations, community opposition and other factors.

In December 2008, the Government announced the fourth Basic Plan relating to the future supply and demand of electricity. The fourth Basic Plan focuses on, among other things, (1) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, including in areas of demand management, target nuclear power generation, and a greater emphasis on renewable energy and (2) improving the accuracy of electricity supply forecast based primarily on expected fuel prices, generation efficiency and technological advances, in addition to the mandates under the previous third Basic Plan, including (3) establishing an optimal level and mix of generating capacity based on fuel types and the operational efficiency of each generation unit, (4) equilibrating the supply and demand of electricity at the regional level through region-specific planning for capacity expansion, (5) setting high priority to environmental issues by proactively addressing some of the concerns identified under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, and (6) improving the transparency and accountability in the decision-making process for formulating the basic plan by formalizing more compartmentalized processes and procedures, including seeking advice from outside experts. We cannot assure that the fourth Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users. If there is a significant variance between the actual capacity expansions by us and our generation subsidiaries based on the projected electricity supply and demand and the actual supply and demand, this may result in an inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the three years ended December 31, 2007, 2008 and 2009, the amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities. The figures in the table are derived from “Additions to property to property, plant and equipment” under the item “cash flows from investing activities” in our consolidated statements of cash flows.

2007	2008		2009
(In billions of Won)
(Won)8,545	(Won)	8,925	(Won)	11,244

In accordance with the fourth Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 27,620 megawatts during the period from 2009 to 2022 by newly constructing 12 nuclear units, seven coal-fired units, eight LNG-combined units, and two pumped-storage hydroelectric units and others. According to the fourth Basic Plan, the total capacity of all generating facilities at the end of 2022 is expected to be 100,891 megawatts, with nuclear power plants accounting for 32.6% of the total capacity, coal-fired plants 29.2%, LNG combined plants 22.9%, oil-fired plants 3.6% and hydroelectric and other plants 11.8%.

The table below sets forth the currently estimated date of completion and installed capacity of new or expanded generation units to be completed by our generation subsidiaries according to the fourth Basic Plan in each year from 2010 to 2012.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2010	1	Nuclear power	1,000
	2	LNG-combined	1,571
2011	1	LNG-combined	900
	2	Pumped-storage hydroelectric	800
	1	Nuclear power	1,000
2012	3	LNG-combined	1,700
	1	Nuclear power	1,000

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

The actual number and capacity of generation units and transmission and distribution facilities we construct and the timing of such construction are subject to change depending upon a variety of factors, including, among others, demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations and community opposition.

The table below sets forth, for the years from 2010 to 2013, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities pursuant to our capital investment program. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the fourth Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2010	2011	2012	2013	Total
	(in billions of Korean won)
Generation:
Nuclear	4,633	5,616	5,030	5,060	20,339
Thermal	1,851	3,186	4,592	4,222	13,851

Sub-total	6,484	8,802	9,623	9,282	34,190

Transmission and Distribution:
Transmission	2,678	3,827	3,014	1,344	10,863
Distribution	2,627	2,550	2,432	2,250	9,859
Others	849	973	930	1,132	3,884

Sub-total	6,154	7,350	6,376	4,726	24,606

Total	12,638	16,152	15,998	14,008	58,796

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions in the aggregate amount of (Won)1,725 billion and US$130 million, the full amount of which was available as of December 31, 2009. We and KHNP also maintain global medium-term note programs in the aggregate amount of US$5.0 billion, of which approximately US$3.3 billion remains currently available for future drawdown. See also “Item 5B. Liquidity and Capital Resources—Capital Resources.”

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

In 2005, we became the first Korean public company to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policy. As part of our involvement with such initiative, since September 2005, we have issued an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Programme that works in cooperation with United Nations Secretary General. In December 2009, our report on the Communication on Progress was reviewed favorably by the United Nations Global Compact and was subsequently posted on its website in recognition of our strong commitment to compliance with the principles of United Nations Global Compact. In 2008 and 2009, our sustainability report was selected as a notable report on Communication on Progress by the United Nations Global Compact.

Atmospheric emissions from generating plants burning fossil fuels include, among others, sulfur dioxide, nitrogen oxide and particulates. The Environmental Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions.

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2009.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	12	12	12	12	11
Selective Non-Catalytic Reduction System	—	—	—	—	2
Selective Catalytic Reduction System	8	16	12	15	11
Electrostatic Precipitation System	14	14	12	14	18
Low NO2 Combustion System	18	31	24	30	30

Total	52	73	60	71	72

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries. In 2009, the amount of CO2 emissions increased by approximately 11.0% compared to 2008, principally due to the construction of additional coal thermal power stations. Furthermore, the amount of CO2 emissions is expected to further increase in 2010 due to the construction of additional coal thermal power stations but is expected to decrease thereafter, principally due to an increased use of nuclear power and renewable energy.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2007	187	300	9	447
2008	167	288	9	455
2009	169	308	8	489

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environmentally friendly measures to foster community goodwill. For instance, in October 2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2015. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environmentally-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries have acquired the ISO 1400 certification which is an environmental management system widely adopted internationally and have made it a high priority to make our electricity generation and distribution more environmentally friendly.

Our environmental measures, including the use of environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for the installation of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation and operation of such equipment and related liquidity requirement will depend on a variety of factors which may be beyond our control. There is no assurance that we will continue to be in material compliance with legal or social standards or requirements in the future in relation to the environment.

As part of our long-term strategic initiatives, we plan to take other measures designed to promote the generation and use of environmentally friendly, or green, energy. See Item 4B. “Business Overview—Strategy.”

Renewable Energy

Some of our generation facilities are powered by renewable energy sources, such as solar energy, wind power and hydraulic power. While such facilities are currently insignificant as a proportion of our total generating capacity or generation volume of our generation subsidiaries, we expect that the portion will increase in the future

The following table sets forth the generating capacity and generation volume in 2009 of our generation facilities that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	557.3	1,261.2
Wind Power	36.8	81.9
Solar Energy	11.5	27.6
Fuel Cells	3.0	9.5
Subtotal	608.5	1,380.1

As percentage of total(1)	1.0%	0.3%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, the Government is currently considering a plan to adopt the Renewable Portfolio Standard (“RPS”) policy, under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the RPS is implemented as currently planned, our generation subsidiaries will incur approximately (Won)4 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff at a level sufficient to fully cover such additional capital expenditures or at all.

In July 2005, nine government-invested utilities companies, including us, entered into a Renewable Portfolio Agreement (“RPA”) with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. During Phase I, which lasted from 2006 to 2008, we made capital expenditures of (Won) 520.1 billion to construct renewable energy generation capacity of 184 megawatts, of which 63 megawatts capacity has been completed to-date. During Phase II, lasting from 2009 to 2011, we and our generation subsidiaries are scheduled to make capital expenditures of (Won) 1,692.3 billion to construct renewable energy generation capacity of 534 megawatts.

The breakdown of capital expenditures for Phase I and Phase II under the RPA by type of expenditure is as follows:

	Phase I (2006 – 2008)		Phase II (2009 – 2011)
	(in billions of Won)
Facilities investment	(Won)	380.0	(Won)	1,560.6	(1)
Research and development		127.6		82.5	(2)
Promotion and other		12.5		49.2	(3)

Total	(Won)	520.1	(Won)	1,692.3	(4)

Notes:

(1)	Includes capital expenditures made in 2009 of (Won) 146.0 billion.
(2)	Includes capital expenditures made in 2009 of (Won) 29.9 billion.
(3)	Includes capital expenditures made in 2009 of (Won) 5.2 billion.
(4)	Includes capital expenditures made in 2009 of (Won) 181.1 billion.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we and KHNP also maintain global medium-term note programs in the aggregate amount of US$5 billion, of which approximately US$3.3 billion remains currently available for future drawdown. See “Item 5B. Liquidity and Capital Resources—Capital Resources.”

Community Programs

Building goodwill with local communities is important to us in light of concerns among the local residents and civic groups in Korea regarding construction and operation of generation units, particularly nuclear generation units. The Act for Supporting the Communities Surrounding Power Plants requires that the generating companies and the affected local governments carry out various activities up to a certain amount annually to addresses neighboring community concerns. Pursuant to this Act, we and our generation subsidiaries, in conjunction with the affected local and municipal governments, undertake various programs, including scholarships and financial assistance to low-income residents.

Until 2005, activities required to be undertaken pursuant to the Act for Supporting the Communities Surrounding Power Plants were funded only by the Electric Power Industry Basis Fund, or EPIBF. See “—Sales and Customers—Electricity Rates.” Following amendments to this Act in July 2005, however, such activities are currently required to be funded partly by the EPIBF and partly as part of KHNP’s budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to (Won) 0.25 per kilowatt of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year. In addition, under an amendment to the Korean tax law in December 2005, a new local tax is levied on nuclear generation units, and KHNP has been required to pay such tax since 2006 in an amount equal to (Won) 0.50 per kilowatt of its generation volume in the affected areas.

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

Despite these activities, civic community opposition to the construction and operation of generation units (including nuclear units) could adversely impact our construction plans for generation units (including nuclear units) and have a material adverse effect on our business, results of operations and cash flow.

Nuclear Safety

KHNP takes nuclear safety as its top priority and continues to focus on ensuring the safe and reliable operation of nuclear power plants. KHNP also focuses on enhancing corporate ethics and transparency in the operation of its plants.

KHNP has instituted a corporate code of ethics in September 2002 and is firmly committed to enhancing nuclear safety, developing new technologies and improving transparency. In December 2003, KHNP also established the “Statement of Safety Policy for Nuclear Power Plants” to ensure the highest level of nuclear safety. Furthermore, KHNP has invested approximately 5% of its total annual sales into research and development for the enhancement of nuclear safety and operational performance.

KHNP has implemented comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori units 1, 2, 3 and 4, Yonggwang units 1, 2, 3 and 4, Ulchin units 1 and 2 and Wolsong units 1 and 2. In order to enhance nuclear safety and plant performance, in 2003, KHNP established a maintenance effectiveness monitoring program in accordance with the maintenance rules issued by the United States Nuclear Regulatory Commission. The program was initially implemented at Kori units 3 and 4 and Ulchin units 3 and 4 in 2007 as a pilot program. The program has been expanded into all pressurized light water reactor plants in June 2009. KHNP is also developing advanced maintenance rule implementation technologies for pressurized heavy water reactor plants.

KHNP has developed the Risk Monitoring System for operating nuclear power plants, which it implements in all of its nuclear power plants. The Risk Monitoring System is intended to help ensure nuclear plant safety. In addition, KHNP has developed and implemented the Severe Accident Management Guidelines in order to manage severe accidents for all of its nuclear power plants.

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits, reviews by the KHNP Nuclear Review Board, and reviews by the KHNP operational safety review team, which consists of former employees of KHNP and experts from academia and internal research institutes. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team, the International Atomic Energy Agency (“IAEA”), the Operational Safety Review Team and the Institute of Nuclear Power Operations Technical Exchange Visit Team, to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, in September 2009, Yonggwang nuclear site hosted the WANO Peer Review. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants.

Following the operational reforms and upgrades implemented in 1992, the average level of radiation dose per unit has continuously decreased, recording 0.82 man-Sv in 2009, which was substantially lower than the global average in 2009 of 1.12 man-Sv/year as reported in the WANO performance indicator report.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site of KHNP. The temporary LILW storage facilities at Ulchin and Wolsong reached their full capacity in 2008 and 2009, respectively, and facilities at Yonggwang and Kori are expected to reach their full capacity by 2012 and 2014, respectively. We expect that the Korea Radioactive Waste Management Corporation will complete the construction of a LILW disposal facility in the city of Gyeongju by December 2012, and starting from August 2010, LILW stored in temporary storage facilities at Ulchin will be transferred to a disposal facility in the city of Gyeongju.

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects, such as installing high-density racks in spent fuel pools, building dry storage facilities and transporting the spent fuels to other nuclear units within a nuclear site. Through these activities, we expect that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2016. The policy for spent fuel management options is currently under development.

All of KHNP’s nuclear plants are in compliance with Korean law and regulations and the safety standards of the IAEA.

Since the submission of our annual report on Form 20-F in 2009, there have been no significant safety-related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s permanent shutdown. Kori unit-1, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life in June 2007. KHNP obtained an approval to extend the Kori operation for another 10 years, and the unit resumed its operations in January 2008. Wolsong unit-1, the second nuclear power plant in Korea, will reach the end of its intended lifetime in November 2012. Applications for continued operation of Wolsong unit-1 were submitted to the Ministry of Education, Science and Technology in December 2009 and are currently being reviewed. Wolsong unit-1 is currently undergoing facility improvement.

While it does not carry a cash reserve for its decommissioning liability, KHNP retains financial responsibility for decommissioning its units. KHNP has accumulated the decommissioning cost as a liability since 1983. The decommissioning costs of nuclear facilities were first estimated in 1992, based on an engineering study. The Radio-active Waste Management Act, which was enacted in an effort to centralize the disposal of spent fuel and low and intermediate radioactive waste and related management processes and became effective on January 1, 2009, designates Korea Radio-Active Waste Management Corporation (“KRMC”) as the entity in charge of the disposal of spent fuels and low and intermediate radioactive waste. As a result, our related asset retirement obligation liabilities were transferred to KRMC as of the date of the enactment of the RWMA.

For the accounting treatment of decommissioning costs, see Item 5A “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

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

The table set below summarizes the overseas projects that we are currently pursuing based on binding agreements.

Region	Project Period	Project Description
Malaya, Philippines	September 1995 to January 2011	650-megawatt oil-fired power plant (ROMM(1) )
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT(2))
Naga, Philippines	February 2006 to March 2012	206-megawatt power plant (ROMM)(1)
Shanxi, China	April 2007 to April 2056	4,432-megawatt coal-fired power plants (BOO(3)) and coal mine projects
Gansu, China	September 2005 to August 2026	98.8-megawatt wind power plant (BOO)(3)
Inner Mongolia, China	May 2007 to October 2028	529.5 megawatt wind power plant (BOO)(3)
Indonesia	Since July 2009	Share subscription of PT Adaro Energy Tbk
Lebanon	February 2006 to February 2011	870-megawatt combined-cycle power plant operation and maintenance service
Nigeria	March 2006 to February 2011 (Phase 1)	Exploration of oil and gas for two offshore blocks
Jordan	May 2009 to October 2035	373-megawatt combined-cycle power plant (BOO)(3)
Saudi Arabia	July 2009 to March 2033	1,204-megawatt oil-fired power plant (BOO)(3)
West Africa	September 2008 to October 2010	Line Route and Environmental and Social Impact Assessment Study
Niger	Since December 2009	Share subscription of ANCE, a uranium development company, and uranium procurement
NSW, Australia	2008 to 2028	Moolarben coal mine development
QLD, Australia	Since November 2007	Share subscription of Cockatoo Coal Limited
Canada	December 2007 to November 2011	Uranium exploration project in the Cree East
Canada	January 2008 to April 2010	Uranium exploration project in the Waterbury Lake
Canada	Since June 2009	Share subscription of Denison Mines, a uranium development company, and uranium procurement
France	June 2006 to 2015	Construction and operation of a uranium enrichment plant

Notes:

(1)	Represents “rehabilitation, operation, maintenance and management” projects.
(2)	Represents “build, operate and transfer” projects.
(3)	Represents “build, own and operate” projects.

While strategically important, we believe that our overseas activities, as currently being conducted, are not in the aggregate significant in terms of scope or amount compared to our domestic activities. In addition, a number of the overseas contracts currently being pursued are based on non-binding memoranda of understanding and the details of such projects may significantly change during the course of negotiating the definitive agreements.

A description of the material overseas activities by us and our subsidiaries by key geographic region is provided below.

Asia

In September 2005 and April 2006, we and China Datang Corporation formed two joint ventures to build four wind-powered generation projects in China, consisting of one unit in Gansu province with total capacity of 49.3MW and three units in Inner Mongolia with 139.4MW. Since then, one unit has been added in Gansu and nine more units in Inner Mongolia with 438.6MW in total capacity. We hold a 40.0% equity interest in the joint ventures while China Datang Corporation holds the remaining 60.0%. The joint ventures were capitalized with RMB 269 million for the Yumen projects in Gansu and RMB 1,431 million for the Inner Mongolia projects. One third of the investment was funded with equity contribution and the remaining two thirds with debt. These projects are currently in operation and generating further revenue in the form of clean development mechanism, or CDM, business. We and China Datang Corporation are currently building wind–powered generation units in Inner Mongolia with a total capacity of 496.3MW.

We formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government in April 2007. The total estimated installed capacity is 4,432 megawatts and our equity ownership in the partnership is 34.0%, representing 1,507 megawatts in installed capacity.

We are currently engaged in four major power projects in the Philippines: (i) a “rehabilitate, operate, maintain, manage” 650-megawatt oil-fired power plant project in Malaya, with target completion in January 2011; (ii) a “build, operate and transfer” 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and completed in June 2002 (the project cost of the Ilijan project was US$710 million, for which project finance on a limited recourse basis was provided); (iii) acquisition in February 2006 of 40.0% equity interest in SPC Power Corporation, an independent power producer operating a 206-megawatt Naga power complex in Cebu, the Philippines; and (iv) construction, which began in February 2008, of 200-megawatt CFBC coal power plant in Naga, Cebu where the current 206-megawatt Naga power complex exists, with target completion in May 2011. Our equity ratios are currently 100.0% for Malaya project, 51.0% for Ilijan project, and 60.0% for Cebu project, respectively.

In March 2009, a consortium comprised of us and Samsung C&T was selected as a preferred bidder for the construction and operation of a coal power project in Balkash, Kazakhstan. We signed a framework agreement with Samruk Energy, Kazakh state-owned energy company. The “build-own-operate” project will produce 1,200 to 1,500 megawatts coal power plants in Kazakhstan, with target completion in 2014. We also acquired a priority right to construct an additional power project if the Kazakh government decides to build more plants in Balkhash area under its power supply plan. We believe this project provides us with an attractive opening to business opportunities into Central Asia with respect to its natural resources.

On July 23, 2009, we, together with KOSEP, purchased 480 million shares, or 1.5% of the share capital, of PT Adaro Energy Tbk (“Adaro”) for an aggregate purchase price of US$57.2 million, as part of our efforts to secure stable coal supplies. Adaro is the second largest coal producer in Indonesia and the fifth largest coal exporter in the world, and produced a total of 40.6 million tons of coal in 2009. As part of this investment, we are entitled to an annual coal procurement of 3 million tons yearly.

On April 15, 2010, our board of directors approved a plan to invest in the construction of additional wind power facilities in Liaoning and Inner Mongolia in China, with the total generation capacity for the additional facilities being 148.5 megawatts. Our investment in such additional facilities is expected to be US$29 million.

Middle East

On December 27, 2009, following an international open bidding process, we entered into a prime contract with the Emirates Nuclear Energy Corporation (the “ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”) to design, build and help operate four civil nuclear power generation units to be located in Braka, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. The contract amount for the project is US$18.6 billion, with the term of the contract to last from December 27, 2009 to May 1, 2020. Under the contract, we and the subcontractors, some of which are our subsidiaries, are to perform various duties in connection with the project, including, among others, (i) designing and constructing four nuclear power generation units (each with a capacity of 1,400 megawatts); (ii) supplying nuclear fuel for three fuel cycles including initial loading (with each cycle currently projected to last for approximately 18 months); and (iii) providing technical support, training and education to the plant operation personnel. The target completion dates for the four units are set for May 2017, May 2018, May 2019 and May 2020. In addition, in order to foster a long-term strategic partnership and stable management of the units post-construction, we currently plan to make an equity investment in an operation company to be established by ENEC. Details of such investment, including its size and structure, remain subject to further negotiation at this time, and we plan to make further disclosures regarding such investment in due course and as appropriate.

We are making continuous efforts to win a bid for another nuclear power project in Turkey involving the construction of nuclear generation units in Sinop, Turkey, near the Black Sea. A Joint Declaration was signed between EUAS, a Turkish state-run power company, and us on March 10, 2010. Under the Joint Declaration, a joint task force team was organized and is presently conducting a feasibility study for the construction of a nuclear power plant.

In March 2008, a consortium consisting of us and Xenel was selected as the preferred bidder for a gas-fired power plant project located in Al Qatrana, near Amman, Jordan. The power plant is expected to have an installed capacity of 373 megawatts, incur construction cost of US$460 million and have an operating life of 25 years. The construction for the “build-own-operate” project began in May 2009 with target completion in August 2011. We and Xenel hold 80 and 20 equity interest, respectively, of the joint venture which will oversee the project. We believe that this project will help us to expand our business in the Middle East and position us as a competitive power producer in the global market.

On December 1, 2008, we formed a consortium with ACWA Power International of Saudi Arabia and submitted a bid for the 1,204 megawatts oil-fired power project in Rabigh, Saudi Arabia. In March 2009, we were selected as the preferred bidder against competitors that included Suez of Belgium, IP of Britain and Oger of Saudi Arabia. The project’s target completion date is 2013 and the project will involve operation of the plant for 20 years with an estimated project cost of US$ 2.5 billion. We are expected to hold a 40.0% equity interest in the joint venture which will oversee the project. On July 11, 2009, we entered into a power purchase agreement with Saudi Electricity Company to construct and operate a heavy oil power plant at Rabigh in Saudi Arabia.

Since February 2006, we have operated and provided maintenance services for combined cycle power plants in Lebanon with a total capacity of 870 megawatts.

North America

On December 14, 2007, a consortium consisting of four Korean companies, namely us, Korea Resources Corporation, Hanwha Corporation and SK Energy Co., Ltd., entered into an agreement with CanAlaska Uranium, Ltd., a uranium exploration company located in Canada (“CanAlaska”), to carry out a joint uranium exploration project to search for uranium deposits across mines in the Cree East area, Saskachewan, Canada. Under the terms of the agreement, the consortium and CanAlaska each hold a 50.0% equity interest in the four-year project. The estimated capital expenditure for the project is C$19 million, all of which is to be borne by the consortium through cash contributions over the term of the project. Our share of the estimated cash contribution is C$4.75 million for which we have received a 12.5% equity interest in the project. If additional capital expenditure is required, the amount in excess of C$19 million is to be shared equally between CanAlaska and the consortium. To date, we have invested C$3.2 million for which we have received a 10.1% equity interest. The Cree East project is due to expire at the end of 2010.

On January 30, 2008, a consortium consisting of us, KHNP, Korea Nuclear Fuel Co., Ltd., Hanwha Corporation and Gravis Capital Corp., a Canadian company, entered into an agreement with Fission Energy

Corp., a uranium exploration company located in Canada, to carry out a joint uranium exploration project in Waterbury Lake, Saskachewan, Canada. Under the terms of the agreement, each of the consortium and Fission Energy Corp. each holds a 50.0% equity interest in the three-year project. The estimated capital expenditure for the project is C$15 million, all of which is to be borne by the consortium through cash contributions over the term of the project. Under the terms of the agreement, the consortium is required to purchase a 50.0% equity interest in the project held by Fission Energy Corp. upon the final payment of cash contributions by the consortium during the term of the project. We have a 20.0% equity interest in the project and are expected to make estimated cash contribution of C$6 million. KHNP holds a 15.0% equity interest and is expected to make estimated cash contribution of C$4.5 million. Each of the other members of the consortium holds a 5% equity interest in the project and is expected to make estimated cash contribution of C$1.5 million. During the 3 years of exploration, we discovered a high grade uranium mineralization in drilling around 20 holes out of 97 holes and the discovery will be tested whether it is economically feasible by additional exploration programs. We are currently in negotiation to extend the contract for an additional term of three years.

On June 15, 2009, we, together with KHNP, entered into a definitive agreement with Denison Mines Corporation (“Denison”) to purchase 58.0 million shares, or 17.1%, of the share capital of Denison for an aggregate purchase price of C$75.4 million. As a result of such share purchase, we have become the largest shareholder of Denison. Under the terms of the agreement, we are entitled to procure up to approximately 20.0% of Denison’s current annual uranium production, during the period from 2010 to 2015. For the period from 2016, we will also be entitled to procure up to 20.0% of Denison’s then annual uranium production so long as we beneficially own 10.0% or more of Denison’s share capital. We anticipate that we will procure up to 159 metric tons of uranium in 2010.

On January 22, 2010, we entered into a Green Energy Investment Agreement with the Government of Ontario, Canada, jointly with Samsung C&T Corporation under a consortium. Under the terms of the Green Energy Investment Agreement, the consortium will develop and construct wind and solar-powered electricity generation units in Ontario, Canada, from 2013 to 2016, following which the consortium shall operate the facilities for a period of 20 years. The Green Energy Investment Agreement has an approximate value of US$ 6 billion, and the roles and responsibilities between us and Samsung C&T will be decided based on further negotiations.

Australia

On November 7, 2007, we and EWP entered into a share subscription agreement with Cockatoo Coal Limited, a coal exploration and mining company located in Australia. Under the terms of agreement, we and EWP acquired 40 million ordinary shares of Cockatoo Coal in equal proportions, representing approximately 9.5% of total equity ownership in Cockatoo Coal, for A$16.8 million. We intend to participate in coal exploration projects or development projects with Cockatoo in the future. On February 26, 2009, EWP entered into another share subscription agreement for 9.9 million ordinary shares for A$5 million, which leads to 8.3% of total equity ownership as of December 31, 2009.

On January 2, 2008, a consortium consisting of Korea Resources Corporation, Hanwha Corporation, us and four of our wholly owned generation subsidiaries, namely, KOSEP, KOMIPO, KOWEPO and KOSPO, entered into an agreement with Felix Resources Limited, an Australian coal mining company, to develop a coal mine located in Moolarben, New South Wales, Australia. Under the terms of agreement, the consortium purchased 10.0% equity interest in the Moolarben project from Felix Resources, of which we and our four generation subsidiaries own an aggregate of 5%. Felix holds 80.0% equity interest of the project. The consortium will participate in the mine development and operation through cash contribution which is equal to 10.0% of capital expenditure incurred on the project which will be operated for 21 years. Our four generation subsidiaries also have a coal off-take agreement for 2.5 million tons of coal per annum, and the Moolarben coal will be exported to North Asia including Korea from June 2010. The reserve is approximately 300 million tons of high quality thermal coal with average production capacity of 16 million tons per annum.

Africa

In August 2005, a consortium consisting of us, Korea National Oil Corporation, a Government-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60.0% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and we hold 8.8% of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. However, in January 2009, the government of Nigeria unilaterally decided to void allocation of the oil blocks granted to the consortium based on a claim that the consortium failed to pay full amount of the consideration. Korea National Oil Corporation has filed a suit in the Nigerian court challenging this assertion. On August 20, 2009, the Federal High Court in Nigeria ruled that the Nigerian government illegally cancelled offshore exploration rights with respect to the deep sea oil exploration projects and banned the Nigerian government from further interfering with the consortium. The Nigerian government subsequently appealed the ruling and the case is currently pending in court.

Another consortium consisting of us, KNOC and POSCO Engineering & Construction commenced the development of the downstream projects in Nigeria in 2006. While an agreement in-principle was entered into with the Nigerian authorities regarding the project development in October 2008, due to the court proceedings discussed above, these projects are currently on hold.

In October 2007, we invested US$9.1 million in KEPCO Energy Resource Nigeria Ltd., or KERNL, a joint venture with the Nigerian government. We currently own 30.0% of KERNL’s equity capital. In May 2007, KERNL entered into a share purchase agreement with the Nigerian government for the purchase of 51.0% of the equity capital of Egbin Power Plc in Nigeria, which owns and operates the Egbin power plant, for a consideration of approximately US$280 million. The acquisition remains to be completed.

On December 30, 2009, we and KHNP, our wholly-owned nuclear generation subsidiary, entered into a definitive agreement with Areva NC Expansion (“ANCE”) to purchase 1.0 million shares, or 15.0%, of the share capital of ANCE at an aggregate purchase price of EUR 170 million. We are entitled to procure up to approximately 10.0% of Imouraren SA’s current annual uranium production which is estimated 740 metric tons based on ANCE’s annual production plan during the period between 2013 and 2036. Imouraren SA is an ANCE-invested mine operating company. After 2013, we will also be entitled to procure up to 10.0% of Imouraren SA’s current annual uranium production so long as we beneficially own 10.0% or more of ANCE’s share capital.

Europe

On June 30, 2009, KHNP acquired a 2.5% equity interest in Societe D. Enrichissement Du Tricastin (“SET Holding”), which was established by Areva for the purpose of constructing and operating a uranium enrichment plant in Tricastin, France. KHNP has invested approximately 129 million Euros for the 2.5% equity interest, and Kansai Electric Power in Japan and Suez Energy International in Belgium have also acquired 2.5% and 5.0% equity interest, respectively, in SET Holding. The maximum production capability of the uranium enrichment plant is eight million Seperative Work Unit or, SWU. We believe that this investment will help us secure a more stable and economical supply of enriched uranium.

North Korea

Kaesong Complex

Since 2005, we have provided electricity to the industrial complex located in Kaesong, North Korea, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Kaesong complex is the largest economic project between the two Koreas and is designed to combine the Republic’s capital and entrepreneurial expertise with the availability of land and labor of North Korea. In

March 2005, we built a 22.9 kilovolt distribution line from Munsan substation in Paju, Gyeonggi Province to the Kaesong complex and became the first to supply electricity to pilot zones such as ShinWon Ebenezer. In April 2006, we started to construct a 154 kilovolt, 16 kilometer transmission line connecting Munsan substation to the Kaesong complex as well as Pyunghwa substation in the complex and began operations in May 2007. As of December 31, 2009, we supplied electricity to 244 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, a project suspension or failure of the project as a result of a breakdown in the relationship between the Republic and North Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

The Light Water Reactor Project

The Korean Peninsula Development Organization, or KEDO, was chartered in March 1995 as an international consortium stipulated by the Agreed Framework, which was signed by the United States and North Korea in October 1994. KEDO signed an agreement with North Korea in December 1995 to construct two light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. KEDO designated us as its prime contractor to build two units of pressurized light water reactors with total capacity of 2,000 megawatts. We entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. However, when North Korea did not meet the conditions required for the continuation of the project, KEDO suspended the project in December 2003. Following the suspension, KEDO notified us of the termination of the project and the related turnkey contract between KEDO and us. The executive board of KEDO decided to terminate the light water reactor project on May 31, 2006. On December 12, 2006, we entered into a termination agreement with KEDO. According to the termination agreement, we assumed substantially all of KEDO’s rights and obligations related to the light water reactor outside of North Korea. In exchange, we waived the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. We recorded the equipment transferred under the termination agreement as other non-current assets in the amount of (Won)94 billion, and the estimated claims by subcontracts as other long-term liabilities in the amount of (Won)15 billion. Pursuant to the terms of the termination agreement, we are required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses under the termination agreement are shared with KEDO through mutual negotiation. Our management believes that ultimate gains or losses could not be reasonably estimated as of December 31, 2009, as they are contingent upon disposal or reuse of the related assets and settlement of obligations.

Insurance

We and our generation subsidiaries carry insurance covering against certain risks, including fire, in respect of key assets, including buildings, equipment, machinery, construction-in-progress and procurement in transit, as well as, in the case of KEPCO, directors’ and officers’ liability insurance.

We and our generation subsidiaries maintain casualty and liability insurance against risks related to our and our subsidiaries’ business to the extent we consider appropriate. We also self-insure against such risks to the extent permitted by law. We and our generation subsidiaries do not separately insure against terrorist attacks.

These insurance and indemnity policies, however, cover only a portion of the assets that we and our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these assets.

Substantial liability may arise from the operation of nuclear-fueled generation units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insure against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to (Won)50 billion per accident per plant complex, for a total coverage of (Won)200 billion. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to (Won)50 billion per nuclear plant complex, for a total coverage of (Won)200 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$443 million, at the rate of 1 SDR = US$1.47596 as posted on the Internet homepage of the International Monetary Fund on June 18, 2010, per single accident; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of (Won)50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to (Won)50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to US$300 million on property and (Won)50 billion on liabilities. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is neither insured nor covered by the government indemnity.

Other than KHNP, neither we nor our generation subsidiaries carry any insurance against terrorist attacks specifically.

See Item 3D. “Risk Factors—Risks Relating to KEPCO—The amounts and scope of coverage of our insurance are limited.”

Competition

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, there were 12 electricity suppliers that are licensed to distribute electricity in 16 districts of Korea as of April 30, 2010. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge and Economy in accordance with the Electricity Business Act. We also transmit and distribute electricity to these districts. As of April 30, 2010, 10 districts were using this system, and six other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in these 16 districts amounted to approximately 1% of the generation capacity of our generation subsidiaries as of April 30, 2010. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to obtain electricity supply through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower than expected electricity output per cost. However, if the system is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

The power generation industry, which began its liberalization process with the establishment of our power generation subsidiaries in April 2001, may become further liberalized in accordance with the Restructuring Plan. See Item 4B “Business Overview—Restructuring of the Electricity Industry in Korea.”

In the residential sector, consumers may use natural gas, oil and coal for space and water heating and cooking. However, currently there is no practical substitute for electricity for lighting and for many household appliances that are available on commercially affordable terms.

In the commercial sector, electricity is the dominant energy source for lighting, office equipment and air conditioning. Its other uses, such as space and water heating, natural gas and, to a lesser extent, oil, provide competitive alternatives to electricity.

In the industrial sector, currently there is no practical substitute for electricity in a number of applications, including lighting and power for many types of industrial machinery and processes that are available on commercially affordable terms. For other uses, such as space and water heating, electricity competes with oil and natural gas and potentially with gas-fired combined heating and power plants.

Regulation

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring a stable supply of electric power and further contributing toward the sound development of the national economy through facilitating development of electric power resources and carrying out proper and effective operation of the electricity business. The KEPCO Act (including the amendment thereto) prescribes that we engage in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation, distribution of electricity and other related business;

•	investment, research and technology development related to the businesses mentioned in items 1 and 2;

•	overseas business related to the businesses mentioned in items 1 through 3;

•	investments or contributions related to the businesses mentioned in items 1 through 4;

•	businesses incidental to items 1 through 5;

•	development and operation of real estate holdings, subject to certain restrictions pursuant to Presidential Decree of the KEPCO Act; and

•	other businesses entrusted by the Government.

The KEPCO Act currently requires that our profits be applied in the following order of priority:

•	first, to make up any accumulated deficit;

•	second, to set aside as a legal reserve of 20.0% or more of profits until the accumulated reserve reaches one-half of our capital;

•	third, to pay dividends to stockholders;

•	fourth, to set aside a reserve for expansion of our business;

•	fifth, to set aside a voluntary reserve for the equalization of dividends; and

•	sixth, to carry forward surplus profit.

Based on our consolidated financial results as of December 31, 2009, the legal reserve was (Won)1,604 billion, the reserve for business expansion was (Won)16,088 billion, and the reserve for investment of social overhead capital was (Won)5,277 billion.

We are under the supervision of the Ministry of Knowledge and Economy, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See “Business Overview—Power Purchase—Cost-based Pool System.” Each of our six generation subsidiaries holds an electricity generation license. We and 16 other suppliers of electricity under the Community Energy System authorized by the Korea Electricity Commission and approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act have a license for the distribution of electricity. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above.

Our operations are subject to various laws and regulations relating to environmental protection and safety. See “—Community Programs” above.

Proposed Sale by Us of Certain Power Plants and Equity Interests

The following table summarizes our current plans for sale of certain of our assets. The consummation of these plans, however, is subject to, among others, related Government policies and market conditions.

Equity holdings	Primary business	Book value as of December 31, 2009	Ownership percentage as of December 31, 2009	Ownership percentage to be sold
		(in billions of Won)
KPS Co., Ltd.	Overhauling and repairing power plants	343	80.0%	20.0%
LG Powercom(1)	Leasing telecommunication lines and proving internet access	326	38.8%	38.8%
Korea Power Engineering Co., Ltd.	Designing and engineering power plants	55	77.9%	20.0%
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	27	49.0%	49.0%

Note:

(1)	Following the merger between LG Powercom and its sister companies, LG Dacom and LG Telecom, in January 2010, we currently own 7.46% of LG Telecom, the surviving entity. Pursuant to the Fifth Phase of the Public Institution Reform Plan, we currently plan to sell our remaining equity interest in LG Telecom subject to prevailing economic and market conditions.

KPS Co., Ltd.

In December 2007, we completed the initial public offering of KPS Co., Ltd., or KPS, formerly our wholly-owned subsidiary, by listing approximately 20.0% of its equity interest on the Korea stock exchange for an aggregate consideration of (Won)120 billion. Pursuant to the Third Phase of the Public Institution Reform Plan, we further plan to sell an additional 20.0% of KPS’s equity interest by the end of 2012.

LG Powercom

In January 2000, we established LG Powercom (formerly PowerComm Corporation) as a wholly-owned subsidiary to foster fair use and competition in the use of the power lines for communication purposes as well as to dispose of non-core businesses. Following a series of sales that began in July 2000, a public offering in November 2008 of equity interests in LG Powercom and a merger between LG Powercom and its sister companies, LG Dacom and LG Telecom, we currently own 7.46% of LG Telecom, the surviving entity. Pursuant to the Fifth Phase of the Public Institution Reform Plan, we currently plan to sell our remaining equity interest in LG Telecom subject to prevailing economic and market conditions.

Korea Power Engineering Co., Ltd.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Power Engineering Co., Ltd., or KOPEC, in December 2009. We owned 97.9% of KOPEC’s shares prior to the initial public offering and currently own 77.9% following the initial public offering. Gross proceeds from the initial public offering were (Won)165.1 billion. In furtherance of the Third Phase of the Public Institution Reform Plan, we further plan to sell an additional 20.0% equity interest in KOPEC by the end of 2012, subject to prevailing market conditions.

Korea Electric Power Industrial Development Co., Ltd.

In February 2003, we privatized Korea Electric Power Industrial Development, or KEPID, formerly our wholly-owned subsidiary, by selling 51.0% of its equity interest to Korea Freedom Federation. Pursuant to the Fifth Phase of the Public Institution Reform Plan announced by the Government in January 2009, we currently plan to sell the remaining 49.0% of KEPID’s equity interest based on, among others, considerations of economic and market conditions.

Item 4C. Organizational Structure

As of the date hereof, we have 31 subsidiaries and 21 affiliates (not including any special purpose entities). The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries and affiliates as of the date of this report.

Subsidiaries

Our wholly-owned six generation subsidiaries KHNP, KOSEP, KOMIPO, KOWEPO, KOSPO and EWP. Our non-generation subsidiaries include KOPEC, KNF, KDN, KPS and Garolim Tidal Power Plant Co., Ltd. For a full list of our subsidiaries, including foreign subsidiaries, and their respective jurisdiction of incorporation, please see Exhibit 8.1 attached to this report.

Affiliated Companies

We define our principal affiliates as companies in which we hold at least 20.0% and not more than 50.0% of the share capital, whose accounts are not required to be consolidated in our financial statements. We record these affiliates as investments under the equity method of accounting. See Note 6 of the notes to our consolidated financial statements. The table below sets forth for each of our principal affiliates the name and year of incorporation, our percentage shareholding and their principal activities as of December 31, 2009.

	Year of Incorporation	Ownership (Percent)	Principal Activities
Korea Gas Corporation	1983	24.5	Importing and wholesaling LNG
Korea District Heating Co. Ltd.	1985	26.1	Generating and distributing electricity and heat
LG Powercom Corporation(2)	2000	38.8	Leasing telecommunication lines and providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	Electricity metering
YTN(1)	1993	21.4	Broadcasting
Gansu Datang Yumen Windpower Co., Ltd.	2005	40.0	Construction and operation of utility plant
SPC Power Corporation	2006	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd.(3)	2001	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	2007	29.0	Generating electricity
Cheongna Energy Co., Ltd.	2005	27.0	Generating and distributing vapor and hot/cold water
PT.Cirebon Electric Power	2007	27.5	Construction and operation of utility plant
Eco Biomass Energy Sdn. Bhd.	2009	40.0	Combined heat and power generation and clean development mechanism business
Denison Mines Corporation	2003	17.1	Uranium exploration and development
Rabigh Electricity Company	2009	40.0	Construction and operation of utility plant
KNOC Nigerian East Oil Co., Ltd.	2005	14.6	Oil and gas exploration in Nigeria
KNOC Nigerian West Oil Co., Ltd.	2005	14.6	Oil and gas exploration in Nigeria
SET Holdings	2008	2.5	Construction and operation of uranium enrichment plant
Areva NC Expansion	2007	15.0	Imouraren uranium mine development in Nigeria

Notes:

(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.
(2)	In November 2008, LG Powercom completed an initial public offering of common shares. We did not participate in this offering, but as a result of the offering, our share ownership in LG Powercom was diluted to 38.8% from 43.1%. Following the merger between LG Powercom and its sister companies, LG Dacom and LG Telecom, in January 2010, we currently own 7.46% of LG Telecom, the surviving entity. Pursuant to the Fifth Phase of the Public Institution Reform Plan, we currently plan to sell our remaining equity interest in LG Telecom subject to prevailing economic and market conditions.
(3)	Although we hold less than 20.0%, we deem Gangwon Wind Power as a principal affiliate as we can influence the major policies of this company through our voting power at the board of directors’ level.

Item 4D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 411 Youngdong-daero, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. As of December 31, 2009, the net book value of our property was (Won)74,033 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from regarding our periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We expect that the implementation of the Restructuring Plan will over time materially change the environment in which we operate, and, accordingly, our historic performance may not be indicative of our future results of operations and capital requirements and resources. See Item 4B. Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3D. “Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

Item 5A. Operating Results

Overview

In 2007, 2008 and 2009, we had consolidated operating revenues of (Won)29,137 billion, (Won)31,560 billion and (Won)33,994 billion, respectively, principally from the sale of electricity. As we are a predominant market participant in the Korean electricity industry, our business is heavily regulated by the Government with respect to the rates we charge to customers for the electricity we sell. In addition, our business requires a high level of capital expenditures and is subject to a number of variable factors, including demand for electricity in Korea and fluctuation in costs, such as fuel prices which are impacted by the movements in the exchange rates between the Won and other currencies.

In 2009, we recorded an operating income of (Won)1,715 billion compared to an operating loss of (Won)2,798 billion in 2008 and an operating income of (Won)2,822 billion in 2007. Under the Electricity Business Law and the Price Stabilization Act, electricity rates are generally established at levels that will permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of fair investment return, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” Accordingly, we have recorded an operating income for every operating year since our inception in 1981 until 2007. However in 2008, we recorded an operating loss for the first time in our operating history. This was largely due to a rapid increase in fuel prices, which was not offset by an increase in the electricity rates that we charge to our customers. The Government raised the tariff rates in November 2008, following an extensive deliberative process, including public debates, and provided us with a one-time subsidy in the amount of (Won)668 billion in December 2008. However, such tariff increase was insufficient to fully offset the adverse impact from the rise in the fuel costs in 2008. In 2009, in large part due to an additional tariff increase by an average of 3.9% in June 2009 and an overall decrease in fuel costs, we recorded an operating income of (Won)1,715 billion, although we recorded a net loss of (Won)48 billion, principally due to a net valuation loss on financial derivatives and a loss on foreign currency transaction resulting from fluctuations in foreign currency exchange rates as well as an increase in interest expenses resulting from an increase in debt related to fuel purchases and capital expenditures.

We estimate that fuel prices will continue to be volatile and accordingly have a material adverse effect on our results of operations and profitability in 2010 and beyond. In part to address these concerns, the Government has announced that as of July 1, 2011 it will overhaul the existing tariff system by more closely aligning the tariff levels to fuel cost movements. We anticipate that the implementation of the new tariff systems will reduce future uncertainties on our profitability arising from the volatility in fuel prices, leading to maintenance of a more stable financial structure. Furthermore, the implementation may lead to higher credit ratings and a reassessment of our share and shareholder value. Details of the new tariff system remain subject to further discussion and there is no assurance that the new tariff system will be adopted as presently anticipated or at all. Furthermore, even if it is implemented as currently anticipated, there is no assurance that new tariff system will fully cover our expenses on a timely basis or at all, or have unintended consequences that we are presently aware of which may have a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff systems in July 2011. See Item 4B “Business Overview—Recent Developments—Proposed Implementation of a New Tariff System.” While we will continue to negotiate with the Government for further measures to increase our profitability, we cannot guarantee that the Government will agree to such requests at the level desired by us or at all. If the new tariff systems fail to fully cover our expenses or if our electricity tariff under the new tariff system fails to sufficiently offset the impact of rising fuel prices, fuel price increases may significantly hurt our business, results of operations and cash flows.

The results of our operations are largely affected by the following factors:

•	demand and supply of electricity;

•	electricity rates we charge to our customers;

•	fuel costs; and

•	the exchange rates of Won against other foreign currencies, in particular the U.S. dollar.

Demand and Supply of Electricity

Our sales are largely dependent on the level of demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 4.8% per annum for the five years ended December 31, 2009. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.4% for the same period. The GDP growth rate was 2.2% in 2008 and decreased to 0.2% in 2009 as a result of the recent economic downturn, and increased to 7.8% in the first quarter of 2010 amid signs of economic recovery.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2005	2006	2007	2008	2009
Growth in GDP (at 2005 constant prices)	4.0%	5.2%	5.1%	2.2%	0.2%
Growth in electricity consumption	6.5%	4.9%	5.7%	4.5%	2.4%

Demand for electricity may be categorized either by the nature of its usage or by the type of customers as used for the purpose of charging electricity tariff. The following describes the demand for electricity by the type of its usage:

•

The industrial sector currently represents the largest segment of electricity consumption in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of economic expansion in Korea, it has gradually declined as a percentage of total demand from 61.1% in 1998 to 55.0% in 2009. Demand from the industrial sector increased by 2.1% to 216,887 gigawatt hours in 2009 from 2008.

•

Demand from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand. The rapid expansion of the service sector of the Korean economy has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 3.2% to 89,619 gigawatt hours in 2009 from 2008.

•

Demand from the residential sector increased by 1.7% to 78,548 gigawatt hours in 2009 from 2008. In 2009, we provided electricity to 12 million households, which represent substantially all of the households in Korea. Continuing increase in demand from the residential sector is primarily due to population growth and increased use of air conditioners and other electrical appliances.

For additional discussions on demand by the type of customers, see Item 4B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of April 30, 2010, 10 districts were using this system and six other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in these 16 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of April 30, 2010. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to obtain electricity supply through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

The table below sets forth for the year ended December 31, 2008 and 2009 and as of April 30, 2010, the number of districts with government permits to participate in the Community Energy Supply, the number of apartments in such districts and generating capacity to be installed.

For the years ended and as of	Number of Districts with Permit to Participate	Number of Apartments	Generating Capacity
		(in thousands)	(Megawatts)
December 31, 2008	31	320	1,474
December 31, 2009	31	320	1,474
April 30, 2010(1)	31	320	1,474

Note:

(1)	Reflects 15 districts with a permit to participate in the Community Energy System, which have subsequently announced that they are abandoning plans to adopt such system. The number of apartments and generating capacity represented by such districts are approximately 183,000 units and 857 megawatts, respectively.

Electricity Rates

The Electricity Business Law and the Price Stabilization Act of 1975, as amended, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Knowledge and Economy. The Ministry of Knowledge and Economy then reviews these recommendations and, upon consultation with the Electricity Rates Expert Committee of the Ministry of Knowledge and Economy and the Ministry of Strategy and Finance, makes the final decision. Under the Electricity Business Law, the Korea Electricity Commission must review our proposals prior to the Ministry of Knowledge and Economy’s final decision.

Under the Electricity Business Law and the Price Stabilization Act, electricity rates are established at levels that will permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For further discussion of fair investment return, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

In the latter half of the 1980s, our actual rate of return on equity generally exceeded the rate of return on equity assumed for the purposes of electricity tariff approvals, principally as a result of declining fuel costs and a higher than expected growth in demand. As a result, the tariff rates were reduced on average by 6.5% per annum during the period from 1987 to 1990. However, primarily because of changes in fuel prices and the growth in capital investment, and in order to encourage conservation of electricity and secure internal cash for capital expenditures, the tariff rates were increased on average by 3.0% per annum during the period from 1991 to 1995. During the period from 1996 to 2000, in order to compensate for the Won depreciation which caused our fuel expenditure to increase, the tariff rates were increased on average by 4.3% per annum, and during the period 1997 through 2000, our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of rate approvals. During the period 2004 to 2009, the tariff rates were increased by an average of 2.0% per annum to compensate for high fuel costs and facility investment costs, and our actual rate of return on invested capital was generally below the rate of return assumed for the purpose of tariff rate approvals. On June 27, 2009, the tariff rate was increased by 3.9% on average. We currently expect this tariff rate increase will raise our actual rate of return on invested capital by approximately 1.7%.

The Ministry of Knowledge and Economy adjusts the electricity tariff schedule from time to time. For example, on January 15, 2007, the Ministry of Knowledge and Economy increased each of the industrial tariff and street-lighting tariff by 4.2%, while making no changes to the tariff applicable to other sectors, which resulted in an increase by 2.1% in our overall average tariff. In addition, on January 1, 2008, as part of a plan to improve the electricity tariff structure, the Ministry of Knowledge and Economy approved a raise of the average industrial tariff and average night power usage tariff by 1.0% and 18.0%, respectively, while reducing the average commercial tariff by 3.0%, which had no material effect on our overall average tariff. Furthermore, in light of the rapid rise in fuel prices following the general rise in commodity prices (including oil) worldwide from the second half of 2007 and the first half of 2009 which seriously undermined our profitability, effective June 27, 2009, the Ministry of Knowledge and Economy approved a raise of the industrial, commercial, educational, street lighting and night power usage tariff by 6.5%, 2.3%, 6.9%, 6.9% and 8.0%, while making no changes to the residential and agricultural tariff, which is expected to result in an increase by 3.9% in our overall average tariff. There is no assurance, however, that such or future tariff increase will be sufficient to fully offset the adverse impact from the rise in fuel costs in the future.

On February 10, 2010, the Ministry of Knowledge and Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity of customers. The new system, which is expected to reflect into the tariff structure components related to fuel cost movements and factors unrelated to fuel cost movements, is also expected to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. The new tariff system is expected to take effect on July 1, 2011, and the details of the plan are subject to further discussion. See Item 4B. “Business Overview—Sales and Customers—Electricity Rates” and Item 4B. “—Recent Developments—Proposed Implementation of a New Tariff System”.

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

Fuel costs accounted for 35.7%, 49.8% and 43.7% of our operating revenues and 39.5%, 45.8% and 46.0% of our operating expenses in 2007, 2008 and 2009, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted in light of market conditions. See Item 4B. “Business Overview—Fuel.”

Uranium accounted for 37.6%, 38.2%, and 36.3% of our fuel requirements in 2007, 2008 and 2009, respectively. Coal accounted for 40.9%, 44.1% and 47.6% of our fuel requirements in 2007, 2008 and 2009, respectively. Oil accounted for 4.3%, 2.2% and 3.1% of our fuel requirements in 2007, 2008 and 2009, respectively. LNG accounted for 16.4%, 14.5% and 11.9% of our fuel requirements in 2007, 2008 and 2009, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and do not include electricity purchased from third parties. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

In the past few years, the price of bituminous coal underwent a wide fluctuation, with a substantial rise until the first half of 2008, after which it has gradually decreased. However, there can be no assurance that the price will remain stable or not increase rapidly. See Item 4B. “Business Overview — Fuel.” In 2009, approximately 70.0% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and 30.0% purchased on the spot market. The average “free on board” Newcastle coal price index was US$71.7 per ton in 2009 and increased to US$98.5 per ton as of June 11, 2010. If the bituminous coal price rises again to the level of 2009 or higher, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost. Furthermore, there have been recent increases in crude oil prices that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost.

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. The spike of fuel prices in 2008 and 2009 has led to our recording net loss for the first time in our operating history in 2009 and we estimate that it will continue to have a similar adverse effect in 2010. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of rising fuel prices, the price increases will significantly narrow our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would seriously suffer.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies in recent years. For fluctuations in exchange rates, see Item 3A. “Selected Financial Data — Currency Translations and Exchange Rates.” In particular, as liquidity and credit concerns and volatility in the global financial markets increased significantly in 2008, the value of Won relative to U.S. dollar has depreciated at an accelerated rate in the second half of 2008, further stabilizing by the second half of 2009. The Noon Buying Rate per one U.S. dollar depreciated from (Won)1,318.3 on January 2, 2009 to (Won)1,570.1 on March 2, 2009 and subsequently appreciated to (Won)1,104.0 on April 26, 2010. The Noon Buying Rate per one U.S. dollar was (Won)1,245.9 on June 11, 2010. The depreciation of Won against U.S. dollar and other foreign currencies in the past had resulted in a material increase in the cost of servicing our foreign currency debt and the cost of fuel materials and equipment purchased from overseas. As of December 31, 2009, approximately 25.3% before swap transaction of our long-term debt (including the current portion and discount on debentures and premium on debentures) was denominated in foreign currencies, principally in U.S. dollar, Yen and Euro. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

In 2008, according to the revision of Clause 2, Article 1 of the Act on External Audit for Stock Companies, we renamed the “balance sheet” to “statement of financial position” with respect to corresponding financial statements issued for fiscal years beginning after January 1, 2009. In addition, “balance sheet date” changed to “end of the reporting period.”

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

Accounting for Regulation

Under U.S. GAAP accounting guidance for accounting for the effects of certain types of regulation, we are required to recognize regulatory liabilities or regulatory assets on the consolidated financial statements by a corresponding charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. If, as a result of deregulation, we no longer meet the criteria for application of this guidance, the elimination of the regulatory assets and liabilities is charged or credited to current operations. Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process. If future recovery of costs ceases to be probable, all or part of the regulatory assets and liabilities would have to be written off against current period earnings. As of December 31, 2009, the consolidated statements of financial position included regulatory liabilities of (Won)406 billion. Our management evaluates the anticipated recovery of regulatory assets, liabilities, and revenue subject to refund and provides for allowances and/or reserves as appropriate. As of December 31, 2009, we did not have any allowances or reserves related to regulatory assets.

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

See Note 22 and 38 of the notes to our consolidated financial statements for further related information.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2009. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

We believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (i) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities; and (ii) the difference between these assessments and the actual performance could have a material impact on the realization of tax benefits as reported in our results of operations. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

Useful Lives of Property, Plant and Equipment

In accordance with Korean GAAP, property, and plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and waste electric transformer, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2009, totaled (Won)74,033 billion (US$63,622 million) representing more than 79.4 % of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. Management’s assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, changes in market demand and technological changes. We apply the following useful lives for our property, plant and equipment:

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

Impairment of Long-lived Assets

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review the long-lived assets for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) if an indicator of impairment has occurred; (ii) how assets should be grouped; (iii) the forecast of undiscounted expected future cash flow over the asset’s estimated useful life to determine if an impairment exists; and (iv) if an impairment exists, the fair value of the asset or asset group. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

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

Income Taxes

In 2007, we adopted amended SKAS No. 16—“Income Taxes” which are amended such that additional payment of income taxes and income tax refunds, formerly classified as other income (expenses), are reclassified as income taxes. Moreover, consolidated subsidiaries’ deferred income tax assets and liabilities, formerly recorded at net amount, are separately recorded in the consolidated statements of financial position.

Consolidated Results of Operations

2009 Compared to 2008

In 2009, our consolidated revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.8% to (Won)33,092 billion from (Won)30,709 billion in 2008, reflecting primarily a 2.4% increase in the volume of electricity sold from 385,070 gigawatt hours in 2008 to 394,475 gigawatt hours in 2009 and a 3.9% increase in our overall average electricity tariff rates effective June 27, 2009. The overall increase in the volume of electricity sold was primarily attributable to a 1.8% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 203,475 gigawatt hours in 2008 to 207,216 gigawatt hours in 2009, and, to a lesser extent, a 3.2% increase in the volume of electricity sold to the commercial sector from 86,827 gigawatt hours in 2008 to 89,619 gigawatt hours in 2009, and a 1.7% increase in the volume of electricity sold to the residential sector, including overnight power usage, from 77,269 gigawatt hours in 2008 to 78,548 gigawatt hours in 2009. The increases in the volume of electricity sold to the industrial sector and the commercial sector were primarily due to the general increase in demand for electricity in these sectors in Korea as a result of the economic recovery in the second half of 2009. The increase in the volume of electricity sold to the residential sector was primarily due to an increased use of heaters, air conditioners and electrical appliances at home. For a discussion of the increase in our electricity tariff rates, see Item 4B. “Business Overview—Electricity Rates.”

Our consolidated operating expenses decreased by 6.1% to (Won)32,279 billion in 2009 from (Won)34,358 billion in 2008, primarily due to a 5.5% decrease in fuel costs. Fuel costs decreased from (Won)15,722 billion in 2008 to (Won)14,858 billion in 2009. The fuel costs accounted for 58.0% and 57.5% of the power generation, transmission, and distribution expenses in 2008 and 2009, respectively. Such decrease in fuel costs was primarily due to a 35.1% decrease in fuel cost for LNG, which was partially offset by a 26.4% increase in fuel cost for coal. Fuel cost for LNG, which accounted for 33.0% of the total fuel cost in 2009, decreased mainly due to a 22.0% decrease in unit cost of LNG and a 17.0% decrease in LNG consumption mainly due to a relative increase in the coal-fired generation capacity in 2009 in line with the planned capacity expansion plans. Fuel cost for coal, which accounted for 52.0% of the total fuel cost in 2009, increased 26.4%, mainly due to a 16.4% and 8.6% increase in consumption and unit cost, respectively, for bituminous coal. For further information on the increase in fuel costs, see Item 4B. “Business Overview—Fuel.” Depreciation and amortization costs increased by 2.0% from (Won)5,315 billion in 2008 to (Won)5,423 billion in 2009 mainly due to an increase in newly constructed facilities. Maintenance costs increased by 1.9% from (Won)1,593 billion in 2008 to (Won)1,623 billion in 2009, primarily as a result of the increased generation capacity. Purchased power, which accounted for 11.4% of the total operating expenses in 2009, decreased by 17.3% to (Won)3,666 billion in 2009 from (Won)4,434 billion in 2008, primarily due to a 2.0% decrease in the volume of power purchased from independent power producers (who generates electricity primarily through LNG-fired power plants), from 27,106 gigawatt hours in 2008 to 26,575 gigawatt hours in 2009, to coal generation capacity.

Our consolidated selling and administrative expenses decreased by 11.2% to (Won)1,545 billion in 2009 from (Won)1,740 billion in 2008, primarily due to a decrease in labor cost, which decreased by 16.3% from (Won)651 billion in 2008 to (Won)545 billion in 2009, as well as a decrease in general costs resulting from our cost reduction effort. As a result of the foregoing, we recorded consolidated operating income of (Won)1,715 billion in 2009 compared to consolidated operating loss of (Won)2,798 billion in 2008. We recorded a consolidated operating profit margin of 5.0% in 2009 compared to a consolidated operating loss margin of 8.9% in 2008, largely due to the 5.5% decrease in fuel costs and the 7.8% increase in our revenue from the sale of electricity.

Our consolidated net non-operating loss increased by 33.1% to (Won)1,392 billion in 2009 from (Won)1,046 billion in 2008, principally due to a net valuation loss on financial derivatives and a loss on foreign currency transaction resulting from fluctuations in foreign currency exchange rates as well as an increase in interest expenses resulting from an increase in debt related to capital expenditures and fuel purchases.

As a result of the foregoing, we recorded consolidated income before income taxes of (Won)322 billion in 2009 compared to consolidated loss before income taxes of (Won)3,844 billion in 2008. We recorded consolidated income tax expenses of (Won)370 billion in 2009 compared to consolidated income tax benefit of (Won)930 billion in 2008.

As a cumulative result of the above factors, we recorded consolidated net loss of (Won)48 billion in 2009 compared to consolidated net loss of (Won)2,914 billion in 2008, and we recorded consolidated net loss margin of 0.1% in 2009 compared to consolidated net loss margin of 9.2% in 2008.

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

Our consolidated operating expenses increased by 30.6% to (Won)34,358 billion in 2008 from (Won)26,316 billion in 2007, primarily due to a 24.0% increase in power generation, transmission, and distribution expenses, which accounted for 78.9% of the total operating expenses in 2008, to (Won)27,102 billion in 2008 from (Won)21,860 billion in 2007. This increase was primarily due to an increase in fuel costs and, to a lesser extent, an increase in depreciation and amortization costs, which was partially offset by a decrease in maintenance costs. Fuel costs increased by 51.3% from (Won)10,391 billion in 2007 to (Won)15,722 billion in 2008. The fuel costs accounted for 47.5% and 58.0% of the power generation, transmission, and distribution expenses in 2007 and 2008, respectively. The increase in fuel costs was primarily due to the increase in the unit fuel costs as well as the devaluation of Won, particularly against the U.S. dollar, which had a particularly adverse impact on the cost of bituminous coal, whose average unit purchased price per ton increased by 76.8% from (Won)55,519 in 2007 to (Won)98,248 billion in 2008, in line with the general increase in fuel prices worldwide and, to a lesser extent, the increased volume of fuel used due to increased power generation. For further information on the increase in fuel costs, see Item 4B. “Business Overview—Fuel”. Depreciation and amortization costs increased by 5.6% from (Won)5,031 billion in 2007 to (Won) 5,315 billion in 2008 mainly due to an increase in newly constructed facilities. Maintenance costs decreased by 26.1% from (Won)2,154 billion in 2007 to (Won)1,593 billion in 2008, primarily a result of efforts to improve cost efficiency in maintenance services. Purchased power, which accounted for 12.9% of the total operating expenses in 2008, increased by 71.6% to (Won)4,434 billion in 2008 from (Won)2,584 billion in 2007, primarily due to an 19.7% increase in the volume of power purchased from 22,636 gigawatt hours in 2007 to 27,106 gigawatt hours in 2008, which resulted mainly from an increase in the aggregate generation capacity of independent power purchasers from 8,000 megawatts as of December 31, 2007 to 8,961 megawatts as of December 31, 2008, and a 42.9% increase in the unit cost of power purchased, which resulted from the general increase in fuel costs.

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

Our consolidated net non-operating loss increased significantly to (Won)1,046 billion in 2008 from (Won)428 billion in 2007, primarily due to the effect of recording net loss on foreign currency transactions and translation in the amount of (Won)1,845 billion in 2008 compared to net loss on foreign currency transactions and translation in the amount of (Won)145 billion in 2007, which mainly resulted from Won depreciation against U.S. dollar in 2008. This was partially offset by a significant increase in net valuation gain on financial derivatives to (Won)1,342 billion in 2008 from (Won)24 billion in 2007, which resulted primarily from our entering into a significant number of swap contracts to hedge risks from foreign currency movements and interest rate movements related to our foreign currency-denominated debt.

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

Segment Results

We operate the following business segments: transmission and distribution, power generation and all other. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by KEPCO’s six generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all other”. The all other segment consists primarily of operations related to the engineering and maintenance of generation plants, information services, sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2008 and 2009, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 0.6% and 1.8% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations.

Item 5B. Liquidity and Capital Resources

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4. “Information on the Company—Business Overview—Restructuring of the Electricity Industry in Korea” and Item 3D. “Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

Capital Requirements

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was (Won)6,984 billion in 2007, (Won)1,961 billion in 2008 and (Won) 5,738 billion in 2009. Total long-term debt as of December 31, 2009 (including the current portion and discount on debentures and excluding premium on debentures) was (Won)33,713 billion, of which (Won)25,181 billion was denominated in Won and an equivalent of (Won)8,532 billion was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were (Won)1,055 billion in 2007, (Won)1,142 billion in 2008 and (Won)1,197 billion in 2009.

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

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our total capital expenditures were (Won)8.5 trillion in 2007, (Won)8.9 trillion in 2008 and (Won)11.2 trillion in 2009 and under current plans, are estimated to be approximately (Won)12.6 trillion in 2010 and approximately (Won)16.2 trillion in 2011.

In addition to funding requirements relating to our capital investment program, payments of principal and interest on indebtedness will require considerable resources. The scheduled maturities of our outstanding debt as of December 31, 2009 for each year from 2009 to 2013 and thereafter are set forth in the table below:

Year ended December 31(1)	Local currency borrowings	Foreign currency borrowings	Domestic Debentures	Foreign debentures	Exchangeable bonds	Total
	(in millions of Won)
2010	1,809,612	193,548	2,650,000	1,127,048	—	5,780,208
2011	1,410,721	68,488	3,420,000	1,237,391	50,374	6,186,974
2012	386,735	68,488	4,050,010	351,320	—	4,856,553
2013	62,794	68,488	3,680,000	2,452,822	—	6,264,104
2014	62,193	39,544	3,520,000	759,585	—	4,381,322
Thereafter	102,358	86,519	4,020,000	2,020,528	—	6,229,405

Total	3,834,413	525,075	21,340,010	7,948,694	50,374	33,698,566

Notes:

(1)	As of December 31, 2009, we had borrowings under conditional agreements of (Won)15 billion, of which (Won)7 billion was denominated in Won and (Won)8 billion in foreign currencies, with maturity dates between 2021 and 2024. Such loans are not included in the above table. Under the terms of the conditional loans, we are not obligated to repay the principal and interest on such loans if the underlying projects fail.

We have incurred interest charges (including capitalized interest) of (Won)977 billion in 2007, (Won)1,311 billion in 2008 and (Won)1,878 billion in 2009. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 4.85% in 2007, 5.47% in 2008 and 5.52% in 2009.

In June 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. On December 14, 2007, the Government approved our headquarter relocation plan, including the scale and the target year of the relocation. According to this plan, prepared in accordance with the special law and the related guidelines, the currently estimated total relocation cost is (Won)417.5 billion, including (Won)397.3 billion as costs of building the new headquarters building as well as (Won)20.2 billion of moving costs for our headquarters and employees. Under a special act enacted for this purpose, we are required to sell the property in our current headquarters within one year after the relocation.

We paid dividends on our common stock of (Won)467 billion in 2008. We did not pay any dividends in 2009, and we currently have no plans to pay dividends in 2010 as we recorded net losses in 2008 and 2009.

Capital Resources

In order to meet our future working capital and other capital requirements, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions, and construction grants. As of December 31, 2009, our long-term debt, excluding the current portion thereof, as a percentage of shareholders’ equity was 67.3%. We incurred (Won)5,198 billion of long-term debt in 2007, (Won)9,890 billion in 2008 and (Won)11,825 billion in 2009. As of December 31, 2009, the current portion of long-term debt was (Won)5,779 billion as compared to (Won)4,445 billion as of December 31, 2008. As of December 31, 2009, we had (Won)684 billion of short-term borrowings as compared to (Won)1,358 billion as of December 31, 2008. See Note 17 of the notes to our consolidated financial statements. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions amounting to (Won)1,725 billion and US$130 million, the full amount of which was available as of December 31, 2009. In addition, we and KHNP also maintain global medium-term note programs in the aggregate amount of US$5 billion, of which approximately US$3.3 billion remains currently available for future drawdown.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency-denominated long-term debt increased to (Won)8,532 billion as of December 31, 2009 from (Won)8,195 billion as of December 31, 2008.

Our ability to incur long-term debt in the future is subject to a variety of factors, many of which are beyond our control, including, the implementation of the Restructuring Plan and the amount of capital that other Korean entities may seek to raise in capital markets. Economic, political and other conditions in Korea may also affect investor demand for our securities and those of other Korean entities. In addition, our ability to incur debt will also be affected by the Government’s policies relating to foreign currency borrowings, the liquidity of the Korean capital markets and our operating results and financial condition. In case of adverse developments in Korea, however, the price at which such financing may be available may not be acceptable to us.

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Finance Corporation Act, through Korea Finance Corporation, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. In case of adverse economic developments in Korea, however, the share price at which such financing may be available may not be acceptable to us. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy.”

Our total stockholders’ equity increased from (Won)41,275 billion as of December 31, 2008 to (Won)41,404 billion as of December 31, 2009.

Liquidity

Substantially all of our revenues are denominated in Won. However, as of December 31, 2009, 25.3% of our long-term debt (including the current portion and discount on debentures and excluding premium on debentures) was denominated in currencies other than Won. We have incurred such foreign currency debt in the past principally due to the limited availability and the high cost of Won-denominated financing in the Republic. Although we intend to continue to raise certain amounts of capital through long-term foreign currency debt, we have recently been reducing, and plan to continue to reduce, the portion of our debt which is denominated in foreign currencies.

We enter into currency swaps and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 25 of the notes to our consolidated financial statements. Due to the considerable amount of our long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt. In order to hedge against foreign currency fluctuation risks, we generally enter into foreign currency swap agreements. 7.0% of our long-term debt, after accounting for swap transactions, was denominated in foreign currency as of December 31, 2009.

In addition to the impact of foreign exchange rates on us arising from foreign currency-denominated borrowings, fluctuations in foreign exchange rates may also affect our liquidity as we obtain substantially all of our fuel materials, other than anthracite coal, directly or indirectly from sources outside Korea, and the prices for such fuel materials are based on prices stated in, and in many cases are paid for in, currencies other than Won.

Our liquidity is also substantially affected by our construction expenditures and fuel purchases. Construction in progress increased from (Won)10,178 billion as of December 31, 2008 to (Won)14,909 billion as of December 31, 2009. Fuel costs represented 51.2 % and 44.9% of revenues from sale of electric power in 2008 and 2009, respectively.

We had a working capital surplus (working capital being defined as current assets minus current liabilities) of (Won)281 billion as of December 31, 2009, compared to a working capital deficit of (Won)197 billion as of December 31, 2008, mainly due to an increase in the current trade receivables as well as a decrease in the current trade payables. Due to the capital-intensive nature of our business, we have traditionally operated with a working capital deficit, and we may have substantial working capital deficit in the future. In order to meet capital requirements related to working capital deficit, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions, and construction grants. See “—Capital Resources”.

We paid dividends on our common stock of (Won)467 billion in 2008. We did not pay any dividends in 2009, and we currently have no plans to pay dividends in 2010 as we recorded net losses in 2008 and 2009.

Reconciliation to U.S. GAAP

The following table sets forth the effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied to our financial statements instead of Korean GAAP.

Adjustments to Net Income:

	2007		2008		2009		2009
	(In millions of Won and thousands of US$)
NET INCOME (LOSS) UNDER KOREAN GAAP	(Won)	1,467,168	(Won)	(2,914,039)	(Won)	(47,732)	$(41,018)
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation		330,115		341,605		286,749	246,422
Special depreciation		(5,328)		(2,776)		—	—
Regulated operation		(2,135)		157,423		167,557	143,993
Capitalized foreign currency translation		151,088		134,714		123,738	106,336
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(1,461)		(7,631)		(8,464)	(7,274)
Liabilities for decommissioning costs and capitalized asset retirement costs		81,335		(844,988)		54,192	46,571
Reserve for self-insurance		5,331		5,995		6,148	5,283
Revenue recognition		52,057		73,784		187,372	161,021
Intangible assets		(44,013)		(4,965)		15,135	13,006
Classification differences in the consolidated statements of income(*1)		(157,762)		(25,807)		(3,113)	(2,675)
OTHER INCOME (EXPENSES)
Asset revaluation—equity investments		13,349		12,339		12,257	10,533
Capitalized foreign currency translation		2,381		(863)		(6,284)	(5,400)
Convertible bonds		(97,580)		(520,731)		659,405	566,670
Gain on disposal of subsidiaries		63,209		—		—	—
Equity income of affiliates(2)		(132,914)		(110,871)		(52,516)	(45,130)
Scope of equity method (Note 38(s))		—		—		17,788	15,286
Credit valuation adjustment		—		(15,698)		13,719	11,790
Classification differences in the consolidated statements of income(*1)		157,762		25,807		3,113	2,675
INCOME TAX EXPENSES
Deferred income taxes		(120,192)		(198,222)		(336,739)	(289,382)
Change in enacted tax rates		—		6,366		—	—
FIN48 Liabilities		(2,876)		(178)		6,449	5,542
Tax effect of gain on disposal of subsidiaries		(16,264)		—		—	—
Tax effect of equity income of affiliates(2)		24,944		17,492		2,624	2,254
EQUITY INCOME OF AFFILIATES, NET OF TAX(2)		107,970		93,379		49,892	42,875

NET INCOME (LOSS) UNDER U.S. GAAP	(Won)	1,876,184	(Won)	(3,777,865)	(Won)	1,151,290	$989,378

CONTROLLING INTEREST UNDER U.S. GAAP	(Won)	1,835,473	(Won)	(3,819,165)	(Won)	1,102,306	$947,283
NONCONTROLLING INTEREST UNDER U.S. GAAP	(Won)	40,711	(Won)	41,300	(Won)	48,984	$(42,095)

Notes:

(*1)

Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP since those are regarded as operating expenses. This reclassification does not affect the net income under U.S. GAAP.

(2)	Under Korea GAAP, equity income of affiliates is presented as other income, while it is shown after income tax expense under U.S. GAAP.

Adjustments to Stockholders’ Equity:

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions of Won and thousands of US$)
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP	(Won)	41,274,814	(Won)	41,403,807	$35,580,980
ADJUSTMENTS:
Current Asset
Account Receivables Revenue recognition		1,069,171		1,256,543	1,079,829
UTILITY PLANT
Asset revaluation		(6,425,196)		(6,138,447)	(5,275,166)
Capitalized asset retirement costs		(866,658)		(825,000)	(708,976)
Construction in progress		300,000		—	—
Capitalized foreign currency translation		(1,046,947)		(929,493)	(798,774)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		107,918		99,454	85,467
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights		(300,000)		—	—
Research and development cost		(48,978)		(33,843)	(29,083)
INVESTMENT SECURITIES
Asset revaluation		(36,446)		(24,189)	(20,787)
Available-for-sale securities		6,266		10,873	9,344
Scope of equity method		—		20,575	17,681
FINANCIAL DERIVATIVES
Credit valuation adjustments		(85,759)		(20,387)	(17,520)
DEFERRED INCOME TAXES		1,358,236		1,007,101	865,467
LIABILITIES
Liabilities for decommissioning costs		1,397,480		1,410,014	1,211,716
Regulated operation		(573,917)		(406,360)	(349,212)
Reserve for self-insurance		115,268		121,416	104,341
Convertible bonds		(687,261)		(27,856)	(23,938)
FIN48 Liabilities		(16,231)		(8,200)	(7,047)
Credit valuation adjustments		1,356		588	480

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	35,543,116	(Won)	36,916,566	$31,724,802

CONTROLLING INTEREST UNDER U.S.GAAP	(Won)	35,230,171	(Won)	36,539,993	$31,401,188
NONCONTROLLING INTEREST UNDER U.S.GAAP	(Won)	312,945	(Won)	376,573	$323,614

Note 38 to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

The material differences between Korean GAAP and U.S. GAAP as applied to our consolidated statements of income relate to the following.

Revenue Recognition

We read meters and bill customers on a monthly basis. We do not accrue revenue for power sold to customers between the meter-reading date and end of the reporting period but record the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which have been approved by the Korean Ministry of Strategy and

Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP, we recognize unbilled revenue related to the sale of power between the meter-reading dates, at the end of each reporting period.

Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. If an asset revaluation occurs, the revaluation becomes the new established basis for the property, plant and equipment.

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not considered in the consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

Special Depreciation

Under Korean GAAP, a special depreciation has been allowed prior to 1994, which represents an accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes. However, such special depreciation is not in accordance with U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to our normal depreciation method, based on the economic useful life of the asset. In 2008, the related facilities and equipment became fully depreciated under U.S. GAAP and as such there is no longer a GAAP difference to be reconciled.

Accounting for Regulation

Under U.S. GAAP accounting guidance for accounting for the effects of certain types of regulation, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates, while under Korean GAAP no such guidance exists.

The Government approves the rates that we charge to our customers. Our utility rates are designed to recover our reasonable costs plus a fair investment return. However, on April 2, 2001, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of the guidance. Accordingly, since 2001, only our power transmission and distribution divisions have been subject to the criteria for the application of the guidance.

We recognize a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated assets and liabilities as of December 31, 2008 and 2009.

	2008		2009		2009
	(In millions of Won and thousands of US$)
Capitalized foreign currency translation	(Won)	609,723	(Won)	559,357	$480,692
Reserve for self-insurance		(115,268)		(121,416)	(104,341)
Deferred income taxes		(1,068,372)		(844,301)	(725,563)

Total	(Won)	(573,917)	(Won)	(406,360)	$(349,212)

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-averaged useful life of property, plant, and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, our share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. Under U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from our use of the utility plant no elimination of profit is necessary for reporting under purposes.

Foreign Currency Translation

Under Korean GAAP, we capitalize certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses, referred to as either transaction or translation gains and losses under Korean GAAP, should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in property, plants and equipment under Korean GAAP were reversed and recognized in current period earnings under U.S. GAAP.

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics. Accordingly, we do not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the end of the reporting period, and the resulting foreign currency transaction gain or loss is recognized in the period’s earnings.

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

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred, except for internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized.

Until 2008, under Korean GAAP, we recognized our payment of (Won)300,000 million to the City of Gyeongju, which was part of the negotiation to establish a radioactive waste facility, as an intangible asset. We recognized such amount as construction-in-progress for utility plants under U.S.GAAP. In 2009, our responsibility for the disposal of our radio-asset waste transferred to the Korea Radio-active Waste Management Corporation (KRMC) and, along with the responsibility, the related assets including the (Won)300,000 million were transferred. As a result, under both GAAPs we recorded (Won)300,000 million as other receivables, and there no longer exists a GAAP difference for this amount.

Deferred Income Taxes

Under Korean GAAP, the effect of changes in tax law related to items recorded directly in shareholders’ equity is reflected directly in the shareholders’ equity, while under U.S. GAAP, the effect is reflected in continuing operations in the period of new tax law enactment.

Accounting for Uncertainty in Income Taxes

In July 2006, under U.S. GAAP new accounting guidance for uncertainty in income taxes, which sets out a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions was issued. This guidance uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which has greater than 50.0% likelihood of being realized. The difference between the benefit recognized for a position in accordance with this guidance and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit, while under Korean GAAP no such guidance exists.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2009 in the following table:

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions of Won and thousands of US$)
Total unrecognized tax benefits at January 1	(Won)	5,690	(Won)	12,695	$10,910
Amount of increase for current year’s tax position		11,394		71	61
Gross amount of increases for prior years’ tax position		458		53	46
Gross amount of decreases for prior years’ tax position		(4,847)		(6,832)	(5,871)

Total unrecognized tax benefits at December 31	(Won)	12,695	(Won)	5,987	$5,146

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, our effective tax rate. As of December 31, 2008 and 2009, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is (Won) 6,438 million and (Won)1,312 million, respectively.

Our continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of the accounting guidance for uncertainty in income taxes, we have total gross accrual for interest expense and penalties of (Won)3,537 million and (Won)2,213 million as of December 31, 2008 and 2009, respectively.

Our major tax jurisdiction is the Republic of Korea, and during the years ended December 31, 2007 and 2008, tax audits by National Tax Service for six entities, including our corporate entity, were carried out. The unrecognized tax benefits of the entities as of December 31, 2009 reflect the results of tax audits.

Liabilities for Decommissioning Costs

Under Korean GAAP, since 2004, we have adopted SKAS No. 17 which requires us to recognize our liability for decommissioning costs at estimated fair value. We should estimate the fair value using a discounted cash flow, for our asset retirement obligations for dismantling and disposal of the nuclear power plants, spent fuel and low & intermediate radioactive waste; along with recording a corresponding utility asset in the same amount. Expense is recorded for the period to period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows, as the balance is accreted to the ultimate amount payable.

Under Korean GAAP, the discount rate of 4.36% was set upon adoption in 2004 for all liabilities prior to that date and such rate is used for those liabilities for all future periods. Liabilities incurred for facilities built subsequent to the adoption of this guidance are discounted at the then applicable discount rate under Korean GAAP. Upward and downward revisions to the undiscounted estimated cash flows are discounted at the initial rate used for that facility.

Under U.S. GAAP, we adopted the guidance related to asset retirement in 2003, which requires us to recognize an estimated liability for legal obligations associated with the retirement of tangible long-live assets. The fair value of the liabilities for decommissioning costs is determined using a present value approach and expense is recorded in each period for the accretion due to the passage of time to the amount ultimately payable. A corresponding amount is recorded as part of the book value of the related long-lived assets and depreciated over the useful lives of the assets.

Under U.S. GAAP, the discount rate for existing decommissioning liabilities prior to 2003 was set at adoption, at 6.49%. Liabilities incurred for facilities built subsequent to the adoption of this guidance, should be discounted at the then applicable discount rate under U.S. GAAP also. In addition, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and is reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded.

As a result, substantially all of the difference between the Korean GAAP liability and the U.S. GAAP liability is due to the different guidance adoption dates and the resulting different adoption date discount rates which impacts the liabilities assessed prior to the respective adoption dates, as discussed above. Also, subsequent to 2004, we use the same discount rates under both GAAPs for liabilities related to new facilities, so no further GAAP differences will be created unless there are upward revisions in the amount payable.

In 2008, effective as of January 1, 2009, the Radioactive Waste Management Act (“RWMA”) was enacted by the Government, in an effort to centralize the disposal of spent fuel and low and intermediate radioactive waste and related management processes. The RWMA designated the Korea Radioactive Waste Management Corporation (“KRMC”) as the entity in charge of performing the disposal of spent fuel and low and intermediate radioactive waste. As a result, our related asset retirement obligation liabilities transferred to KRMC on the date the RWMA was enacted.

As a result of the RWMA, the GAAP differences related to the asset retirement obligation liabilities for disposal of spent fuel and low and intermediate radioactive waste (for such liabilities related to periods prior to respective guidance’s adoptions) were eliminated, as we no longer discount such liabilities at a different discount rate. For liabilities related to disposal of spent fuel recognized prior to the RWMA, we reclassified (Won)3,576,369 million of liabilities to other long-term payables. This amount was the asset retirement obligation liability accrued under Korean GAAP, which was deemed as the liability that transferred to KRMC under the RWMA. Due to the substantial transfer amount of the liability (payables) to KRMC, the RWMA established a fifteen year payment plan, with an initial five year grace period, for the transfer of liabilities incurred prior to the RWMA.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions of Won and thousands of US$)
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(866,658)	(Won)	(825,000)	$(708,976)
Decrease in liabilities for decommissioning costs		1,397,480		1,410,014	1,211,717

Increase in shareholders’ equity	(Won)	530,822	(Won)	585,014	$502,740

Details of our asset retirement costs as of December 31, 2008 and 2009 under U.S. GAAP are as follows: ‘

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions of Won and thousands of US$)
Capitalized asset retirement costs	(Won)	1,134,699	(Won)	1,198,381	$1,029,847
Less : accumulated depreciation		(395,025)		(493,862)	(424,408)

	(Won)	739,674	(Won)	704,519	$605,439

Changes in liabilities for decommissioning costs for the years ended December 31, 2008 and 2009 under U.S. GAAP are as follows:

	Korean Won				Translation into U.S. Dollars
	2008		2009		2009
	(In millions of Won and thousands of US$)
Balance at beginning of year	(Won)	5,911,298	(Won)	4,073,284	$3,500,437
Liabilities incurred		470,376		255,360	219,447
Accretion expense for the year		320,250		210,853	181,200
Payments		(8,791)		(254,287)	(218,525)
Transfer to long-term other account payable(* 1)		(3,576,369)		—	—
Others(* [2] )		956,520		—	—

Balance at end of year	(Won)	4,073,284	(Won)	4,285,210	$3,682,559

Notes:

(*1)	For spent fuel discharged prior to December 31, 2008, we accrued liability of (Won) 3,576,369 million. Under the newly enacted RWMA, we are required to pay KRMC over 15 years, after a five-year grace period. As a result, the liability of (Won) 3,576,369 million was reclassified to long-term other accounts payable.
(*2)	With the transfer of the obligation to perform the disposal of spent fuel and low and intermediate radioactive waste, the liability under U.S.GAAP increased by (Won)956,520 million to record the actual liability transferred to KRMC, which was equivalent to the liability amount under Korean GAAP. There no longer exists a GAAP difference in 2009.

Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. In addition, the convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, unless a conversion right is considered as an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities should be attributed to the conversion feature. We have determined that the conversion feature embedded in our convertible debt should not be bifurcated. In addition, the convertible bonds are subject to foreign currency translation as these convertible bonds are regarded as monetary foreign currency liabilities under U.S GAAP.

Principles of Consolidation

Under Korean GAAP, noncontrolling interests in consolidated subsidiaries are presented as a component of shareholders’ equity in the consolidated statements of financial position.

Under U.S. GAAP, before the new consolidation guidance, noncontrolling interests were presented outside of the shareholders’ equity section in the consolidated statements of financial position. Effective January 1, 2009, we adopted the new consolidation accounting guidance under U.S. GAAP, which includes requirements that the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. The provisions of this guidance were prospective upon adoption, except for the presentation and disclosure requirements which are required to be retrospectively applied. As such, we have retroactively amended our presentation of our noncontrolling interests in our subsidiaries in the consolidated statements of financial position.

Reserve for Self-insurance

Under Korean GAAP, in accordance with Accounting Regulations for Public Enterprise-Associate Government Agency, we provide a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with our non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

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

Under U.S. GAAP, historically we elected the accounting guidance to recognize such gain or loss in other income, as part of earnings. Effective January 1, 2009, we adopted the new consolidation accounting guidance under U.S. GAAP, which states that when changes in parent’s ownership interest in a subsidiary occurs, related gain or loss on disposal should be recognized in capital surplus. As retroactive application of such guidance is prohibited, we have prospectively applied this guidance. Consequently, we recognized gain from the disposal of a subsidiary in 2007 as other income and, as such, accounted it for as an adjustment from net income under Korean GAAP to that under U.S. GAAP. In 2009, we also recognized gain from a disposal of a subsidiary which we recognized in capital surplus, as such no reconciliation adjustment between Korean GAAP and U.S. GAAP was necessary.

Gain on Valuation of Non-marketable Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income until realized.

Under U.S. GAAP, investments in non-marketable equity securities without significant influence that do not have a readily determinable fair value are stated at cost using the cost method. As a result of the reconciliation of difference, the shareholders’ equity as of December 31, 2008 and 2009 increased by (Won)6,266 million and (Won)10,873 million, respectively, compared to that under Korean GAAP.

Fair Value Hierarchy

Effective January 1, 2008, we adopted the accounting guidance for fair value measurements.

The accounting guidance provides for the following:

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

We classify fair value balances based on the fair value hierarchy defined by the accounting guidance for fair value measurements. The classification of valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1	—	Quoted prices for identical instruments in active markets;

Level 2	—	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

Level 3	—	Instruments whose significant inputs are unobservable.

Following is a description of the valuation methodologies we use for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment securities

We classify available-for-sale equity securities with marketability within Level 1 of the valuation hierarchy if quoted prices are available in an active market. We generally classify our securities within Level 2 of the valuation hierarchy if quoted prices for identical instruments in active markets are not available. We determine the fair values of our securities using pricing models, quoted prices of securities with similar characteristics or discounted cash flow models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.

Derivatives

Derivatives consist of cross currency swaps and interest rate swaps are valued using internal models that use readily observable market inputs, such as foreign currency exchange rates and swap rates. We classify derivatives within Level 2 of the valuation hierarchy.

Under Korean GAAP, fair value of derivatives is determined assuming the same nonperformance risk for the entity and the counterparty. However, U.S. GAAP requires consideration of both the entity’s nonperformance risk and counterparty nonperformance risk in determining the fair value of a derivative instrument. Due to such differences, for U.S. GAAP purpose, net loss increased by (Won)15,698 million and decreased by (Won)13,719 million, and other comprehensive income decreased by (Won)68,706 million and increased by (Won)50,856 million, compared to those under Korean GAAP for year ended December 31, 2008 and 2009, respectively.

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2009:

	Korean Won (in millions)
	2008						2009
	Level 1		Level 2		Total		Level 1		Level 2		Total
Assets:
Investment securities	(Won)	8,725	(Won)	13,960	(Won)	22,685	(Won)	123,123	(Won)	9,980	(Won)	133,103
Financial derivatives		—		1,240,790		1,240,790		—		880,096		880,096

Total Assets	(Won)	8,725	(Won)	1,254,750	(Won)	1,263,475	(Won)	123,123	(Won)	890,076	(Won)	1,013,199

Liabilities:
Financial derivatives	(Won)	—	(Won)	19,997	(Won)	19,997	(Won)	—	(Won)	36,996	(Won)	36,996

Total Liabilities	(Won)	—	(Won)	19,997	(Won)	19,997	(Won)	—	(Won)	36,996	(Won)	36,996

Fair Value of Financial Instruments

The following methods and assumptions have been used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

•

Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

•

Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it is not practicable to estimate the fair value of investments in unlisted companies.

•

Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered for debt of the same remaining maturities.

The carrying amounts and estimated fair values of our consolidated financial instruments as of December 31, 2008 and 2009 are summarized as follows:

	2008				2009
	Carrying Amount		Fair value		Carrying Amount		Fair value
	(In millions of Won and thousands of US$)
Cash and cash equivalents	(Won)	1,452,886	(Won)	1,452,886	(Won)	1,489,390	(Won)	1,489,390
Short-term financial instruments		316,442		316,442		356,115		356,115
Trade receivables and account receivables-other		3,532,552		3,532,552		4,531,443		4,531,443
Investments:
Practicable to estimate fair value		22,685		22,685		133,103		133,103
Not practicable		201,746		N/A		155,734		N/A
Short-term borrowings		(1,357,710)		(1,357,710)		(684,480)		(684,480)
Trade payables and accounts payable-other		(3,099,089)		(3,099,089)		(2,763,509)		(2,763,509)
Long-term other account payable		(3,576,369)		(3,576,369)		(3,576,369)		(3,576,369)
Long-term debt, including current portion		(27,763,594)		(27,907,314)		(33,634,756)		(33,221,281)

Supplementary U.S. GAAP Disclosures

Our supplementary information for the statement of cash flows is as follows:

	2007		2008		2009
	(In millions of Won and thousands of US$)
Interest paid, net of capitalized portion	(Won)	903,916	(Won)	928,119	(Won)	1,378,799	$1,184,892
Income taxes paid		1,385,254		699,070		428,371	368,127

Scope of equity method

Under Korean GAAP, a company should account for its investment under the equity method of accounting, if it has significant influence. A company is presumed to have significant influence if it has the ability to nominate a board member, regardless of overall ownership percentage or other conditions that would be considered under U.S. GAAP.

Under U.S GAAP, to presume if a company has significant influence or not, the following are some of the conditions it would consider: ability to nominate a board member, such board member’s voting power and limitation (if any), overall ownership percentage, influence compared to other investors, relationship between the investor and investee, etc. Due to such difference in guidance and practice, certain investments which are accounted for under the equity method under Korean GAAP are accounted for as an available-for-sale investment under the cost basis with unrealized gains and losses reported as other comprehensive income until realized at each reporting date under U.S. GAAP. Under U.S. GAAP, net income increased by (Won)17,788 million and accumulated other comprehensive income increased by (Won)2,787, compared to that under Korean GAAP for year ended December 31, 2009.

Significant Changes in U.S. GAAP

Financial Accounting Standards Board’s (FASB) Accounting Standard Codification (ASC) 105 Generally Accepted Accounting Principles (ASC 105). In June 2009, the FASB amended ASC 105 for the ASC, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP. On the effective date of the changes to ASC 105, which applied to financial statements issued for interim and annual periods ending after September 15, 2009, the ASC superseded all then-existing non-SEC accounting and reporting standards. Under the ASC, all of its content carries the same level of authority and the GAAP hierarchy includes only two levels of GAAP: authoritative and non-authoritative. While the adoption of the ASC did not have an impact on the accounting, the ASC had an impact on authoritative and non-authoritative accounting literature.

In December 2007, the FASB issued the revised ASC 805, “Business Combinations”, which establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This revised guidance is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. The adoption of this revised guidance did not have a material impact on our results from operations or financial condition.

In December 2007, the FASB amended ASC 810, “Consolidation”, for noncontrolling interests in consolidated financial statements. This amendment requires the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This amendment is effective for fiscal years beginning on or after December 15, 2008. The provisions of this amendment were prospective upon adoption, except for the presentation and disclosure requirements. We have applied the provisions prospectively beginning January 1, 2009 while retrospectively applying amendments related to the presentation and disclosure requirements have been applied retrospectively to our consolidated financial statements for all periods presented.

In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities required under ASC 815, “Derivatives and Hedging”. The amendments to ASC 815 requires increased qualitative, quantitative, and credit-risk disclosures. Required qualitative disclosures include: (1) How and why an entity is using a derivative instrument or hedging activity (e.g., for risk management or other purposes), (2) How the entity is accounting for its derivative instrument and hedged items under ASC 815 (and related guidance), and (3) How the instrument affects the entity’s financial position, financial performance, and cash flow. We adopted these disclosure requirements as of January 1, 2009. The adoption of this amendment to ASC 815 only affected our disclosures of derivative instruments and hedging activities, and did not have a material impact on our results from operations or financial position.

In May 2008, the FASB updated ASC 470-20, “Debt with Conversion and Other Options”, for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This guidance clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), not addressed by the accounting guidance for convertible debt and debt issued with stock purchase warrants. In addition, this guidance specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 on a retrospective basis with no early adoption option. Our adoption of this guidance did not have a material impact on our results from operations or financial condition.

In June 2008, the FASB ratified the consensus reached by ASC 815-40, “Derivatives and Hedging: Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. Under this guidance, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Effective January 1, 2009, we adopted this guidance. Such adoption did not have a material impact on our results from operations or financial condition.

In September and August 2009, respectively, the FASB issued Accounting Standards Updates (ASU) 2009-12, “Fair Value Measurements and Disclosure”, and ASU 2009-05, “Measuring Liabilities at Fair Value”. ASU 2009-12 provides guidance for the fair value measurement of investments in certain entities that calculate the net asset value per share (or its equivalent) determined as of the reporting entity’s measurement date. Certain attributes of the investment (such as restrictions on redemption) and transaction prices from principal-to-principal or brokered transactions will not be considered in measuring the fair value of the investment. The amendments in this standard are effective for interim and annual periods ending after December 15, 2009. The adoption of ASU 2009-12 did not have a material impact on our financial position or results of operations.

ASU 2009-05 provides guidance on measuring the fair value of liabilities under ASC 820, “Fair Value Measurements and Disclosures”. This standard clarifies that in the absence of a quoted price in an active market for an identical liability at the measurement date, companies may apply approaches that use the quoted price of an investment in the identical liability or similar liabilities traded as assets or other valuation techniques consistent with the fair-value measurement principles in ASC 820. The standard permits fair value measurements of liabilities that are based on the price that a company would pay to transfer the liability to a new obligor. It also permits a company to measure the fair value of liabilities using an estimate of the price it would receive to enter into the liability at that date. The new standard is effective for interim and annual periods beginning after August 27, 2009 and applies to all fair-value measurements of liabilities required by GAAP. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

In May 2009, the FASB revised ASC 855, “Subsequent Events”. This guidance establishes standards of accounting for and disclosure of events that occur after the end of the reporting period but before the date that the financial statements are issued or are available to be issued. Specifically, the Statement sets forth (1) the period after the end of the reporting period during which management of a reporting entity will evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity will recognize events or transactions occurring after the end of the reporting period in its financial statements and (3) the disclosures that an entity will make about events or transactions that occurred after the end of the reporting period. The Statement is effective for interim and annual periods ending after June 15, 2009. Our adoption of this guidance did not have a material impact on our results from operations or financial condition.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. In addition, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 “Amendments to Certain Recognition and Disclosure Requirements”, which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to evaluate subsequent events through the date the financial statements are issued. All other entities are required to evaluate subsequent events through the date the financial statements are available to be issued. The guidance is effective for interim or annual periods ending after June 15, 2010. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02 “Accounting and Reporting for Decreases in Ownership of Subsidiary—a Scope Clarification”, in response to practice issues entities had encountered in applying the decrease-in-ownership provisions in ASC 810-10. The ASU clarifies that the decrease-in-ownership provisions of ASC 810-10 and related guidance apply to (1) a “subsidiary or group of assets that is a business or nonprofit activity (2) a subsidiary or group of assets that is a business or nonprofit activity that is transferred to an equity method investee or joint venture and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture). In addition, the ASU clarifies that the decrease-in-ownership guidance does not apply to the sales of in-substance real estate or conveyances of oil and gas mineral rights, even if these transactions involve businesses. Finally, the ASU expands the disclosures required upon deconsolidation of a subsidiary. An entity will be required to follow the amended guidance beginning in the period that it first adopts ASC 810-10. For those entities that have already adopted ASC 810-10, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

Other

Our operations are materially affected by the policies and actions of the Government. See Item  4B. “Business Overview—Regulation”.

Item 5C. Research and Development, Patents and Licenses, etc.

Research and Development

We maintain a research and development program focused on developing highly advanced electric power technology necessary to become a global leader in the electric power industry. In order to achieve this goal, we have adopted the “Electric Technology Development Plan toward 2010” which is expected to be modified in the near future to reflect the “2020 Mid- and Long-Term Strategic Management Plan” that we announced in 2008. This strategic plan is being implemented across all areas of our in-house research and development programs. In addition, we and our six generation subsidiaries have created a “Technology Roadmap” to develop technologies in the area of thermal and nuclear generation. In addition, consistent with our goal of becoming a leading global utilities company, we have developed and adopted the “Green Technology Development Strategy and Roadmap”. This strategic roadmap consists of low carbon power generating technology, high efficiency power transmission and distribution technology and the demand-creating green technology.

In the field of hydroelectric and thermal power, our research and development efforts are primarily focused on developing technologies required for the efficient operation of thermal power plants, such as our “Development of Advanced Thermal Power Plant” project using the “Ultra-Super Critical Technology.” We also emphasize enhancing plant maintenance, which has proven to be of great importance in maintaining a competitive edge in this field, through accurate damage analysis, environmentally-friendly inspections and various other protective and optimization measures.

In the field of nuclear power, our research and development efforts are primarily focused on developing technology for enhancing the safety and economy of nuclear plants, such as our “Basic Design for Advanced Power Reactor” project. Our research and development objective for this field is to obtain technologies necessary to perform reactor/plant safety analysis, radiation control and radioactive waste reduction, and seismic monitoring and analysis

In the field of electric power systems, we have focused our research and development efforts on developing required technology and providing technical support for the stable and reliable operation of electrical power systems, such as the “Development of Smart Transmission System Technology.” We have developed the technology for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and power line communication.

As part of our strategy for future growth, we have placed a high priority in the development of environmentally friendly technology. As part of this effort, we have developed a gasification test bed and evaluation of gasification processes for a 300 megawatt integrated gasification combined-cycle plant in Korea, a five-kilowatt solid oxide fuel cell system, a 100 kilowatt superconductor flywheel energy storage technology and a “smart-grid” electricity distribution system. In addition, we are currently expending resources to develop other core environmentally friendly projects such as development of export-type nuclear reactors, infrastructure for electricity-powered vehicles, integrated gasification combined cycle power plants and a mechanism for capturing and storing carbon.

In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

We invested approximately (Won)233 billion in 2008 and (Won)226 billion in 2009 on research and development. We had approximately 484 employees engaged in research and development activities as of December 31, 2009.

As a result of our research, 3,729 applications were submitted in Korea and abroad, out of which 1,602 applications have been registered to date. In addition, we are currently constructing management infrastructure to facilitate development of high value-added intellectual properties. We also seek to market the technologies we have developed by identifying key items that have market potential in light of intellectual property, overseas market conditions and cost-efficiency issues. We are continuously upgrading our research and development programs, restructuring our research and development organization and reallocating and reassigning research personnel.

Item 5D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5A. “Operating Results” and Item  5B. “Liquidity and Capital Resources.”

Item 5E. Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2009.

Item 5F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of our contractual obligations as of December 31, 2009 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	(Won)	33,699	(Won)	5,780	(Won)	11,044	(Won)	10,646	(Won)	6,229
Interest payments on long-term debt(3)		8,396		1,665		2,584		1,427		2,720
Short-term borrowings		684		684		—		—		—
Plant construction(4)		43,850		6,484		18,425		18,941		—
Accrual for retirement and severance benefits(5)		1,457		80		177		247		953

Total	(Won)	88,086	(Won)	14,693	(Won)	32,230	(Won)	31,261	(Won)	9,902

Notes:

(1)	We entered into capital lease agreements with Korea Development Leasing Corporation and others for certain computer systems. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2009 were immaterial.
(2)	Includes the current portion and excludes amortization of note discount and issue costs.
(3)

A portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2009 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.

(4)	Based on budgeted amounts, as of December 31, 2009, of capital expenditure for the construction of generation facilities through 2014. The budgeted amounts may differ from the actual amounts of expenditure.
(5)	Represents, as of December 31, 2009, the amount of the severance and retirement benefits which we will be required under applicable Korean laws to pay to all of our employees when they reach their normal retirement age.

For a description of our commercial commitments and contingent liabilities, see Note 33 of the notes to our consolidated financial statements.

We entered into a power purchasing agreement with GS EPS Co., Ltd. and other independent power producers, under which we are required to annually purchase a minimum amount of power from these companies. Power we purchased from these companies amounted to (Won)1,487 billion, (Won)2,228 billion and (Won)1,508 billion for the years ended December 31, 2007, 2008 and 2009, respectively.

We have entered into contracts with domestic and foreign suppliers (including Korea Gas Corporation, a related party) to purchase bituminous coal, anthracite coal and LNG. These contracts generally have terms of three months to one year and provide for periodic price adjustments to then-market prices. Under most of the coal purchase contracts, we are required to purchase an annual quantity of coal. See Note 33 of the notes to our consolidated financial statements for further details of these contracts. We have also entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others.

We import all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 33 of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Knowledge and Economy, which took effect on March 13, 2009, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

In July 2005, nine government-invested utilities companies, including us, entered into a Renewable Portfolio Agreement (“RPA”) with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. During Phase I, which lasted from 2006 to 2008, we made capital expenditures of (Won)520.1 billion to construct renewable energy generation capacity of 184 megawatts, of which 63 megawatts capacity has been completed to-date. During Phase II, lasting from 2009 to 2011, we and our generation subsidiaries are scheduled to make capital expenditures of (Won)1,692.3 billion to construct renewable energy generation capacity of 534 megawatts.

The breakdown of capital expenditures for Phase I and Phase II under the RPA by type of expenditure is as follows:

	Phase I (2006 – 2008)		Phase II (2009 – 2011)
	(in billions of Won)
Facilities investment	(Won)	380.0	(Won)	1,560.6	(1)
Research and development		127.6		82.5	(2)
Promotion and other		12.5		49.2	(3)

Total	(Won)	520.1	(Won)	1,692.3	(4)

Notes:

(1)	Includes capital expenditures made in 2009 of (Won)146.0 billion.
(2)	Includes capital expenditures made in 2009 of (Won)29.9 billion.
(3)	Includes capital expenditures made in 2009 of (Won)5.2 billion.
(4)	Includes capital expenditures made in 2009 of (Won)181.1 billion.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2009 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, JPY,INP,OMR,SAR, CHF, and EUR)
Payment of import letter of credits	Korea Exchange Bank and others	US$	1,000,481
		JPY	61,169
Inclusive credits	Kookmin Bank and others	(Won)	120,100
	Hana Bank and others	US$	40,000
Borrowings	Korea Exchange Bank and others	(Won)	486,582
		US$	335,838
Guarantees for bid	Korea Exchange Bank	INR	290,000
	Export-Import Bank of Korea	OMR	6,000
	Export-Import Bank of Korea	SAR	100,000
	Korea Exchange Bank and others	US$	700
Performance guarantees	Export-Import Bank of Korea and others	US$	120,600
		CHF	24,818
Payment of foreign currency	Shinhan Bank and others	(Won)	13,283
	Shinhan Bank and others	US$	11,512
	Korea Exchange Bank	EUR	72,000
Other guarantees	Seoul Guarantee Insurance Co., Ltd.	(Won)	450

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, JPY)
Overdraft	Korea Exchange Bank and others	(Won)	878,000
Commercial paper	Korea Exchange Bank and others	(Won)	775,000
		US$	130,000
Trade financing	National Agricultural Cooperative
	Federation and others	(Won)	71,500
Repayment guarantees for foreign currency debentures	Korea Develop Bank	US$	690,737
	Kookmin Bank	JPY	3,000,000

(1)	Surviving entity of the former Korea Development Bank.

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

We have entered into contracts with Doosan Industrial Co., Ltd. and others in the aggregate amount of (Won)9,051 billion and JPY18 million as of December 31, 2009 for construction of power plant facilities and facility maintenance.

We have provided the following guarantees for our subsidiaries as of December 31, 2009:

Type	Guaranteed company	Amounts (thousands)
Subsidiary	KEPCO Ilijan Co.(1)	US$ 72,000
Subsidiary	KEPCO Shanxi International Ltd.(2)	US$ 180,000
RMB 800,000
Subsidiary	KEPCO Lebanon SARL.(3)	US$ 17,113
Subsidiary	KEPCO SPC Power Corporation(4)	US$ 100,000
Subsidiary	KEPCO Netherlands B.V.(5)	SAR 100,000
Affiliated	KNOC Nigerian East Oil Co., Ltd. & KNOC Nigerian West Oil Co., Ltd.(6)	US$ 59,468
Subsidiary	KOMIPO Global Pte Ltd.(7)	IDR 17,356,000

Notes:

(1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$242 million in 2000 as project financing from Japan Bank of International Cooperation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities held by KEPCO International Philippines Inc. were pledged as collateral. We have provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation.
(2)	KEPCO Shanxi International Ltd. (the wholly owned subsidiary) formed the consortium with Deutsche Bank and Shanxi International Electric Power Ltd. to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (34.0% of ownership) to support this business. We have provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for KEPCO Shanxi International Ltd.’s loan of US$180 million. We agreed with Deutsche Bank to refund the investment of RMB800,000 thousand and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, if Gemeng International Energy Group Co., Ltd. fails to be listed on the Hong Kong stock exchange within 6 years from the establishment date.
(3)	We have provided performance guarantees related to the operation of the Lebanon power generation plant amounting to US$ 17.2 million to the Lebanon Electricity Agency.
(4)	We invested in a power plant construction business in Cebu, Philippines and established KEPCO SPC Power Corporation to support this business. We have provided the debt payment guarantee amounting US$100,000 thousand to EXIM Bank for KEPCO SPC Power Corporation.
(5)	We invested in power plant construction business in Rabigh, Saudi Arabia through KEPCO Netherlands B.V. (the wholly-owned subsidiary), and established Rabigh Electricity Company (having a 40% ownership) to operate this business. Rabigh Electricity Company has provided the Saudi Electricity Company with the performance guarantee for PPA contract through Saudi British Bank and counter guarantees through EXIM Bank. In relation to the guarantee, we have provided the payment guarantee amounting SAR 100 million to EXIM Bank for the above counter guarantees.
(6)	In August 2005, a consortium consisting of us, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60.0% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and we hold 15.0 % of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. Regarding the exploration and development project, we provide the Nigeria government with performance guarantee of US$ 24,818 and US$ 34,650 respectively.
However, on January 9, 2009, the consortium was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium and refund the prepaid signature bonus. The leader of the consortium, Korea National Oil Corporation, has filed a suit in the Nigerian court and won the case on August 21, 2009. Nigeria’s government has appealed a federal court’s decision and as of December 31, 2009, such appeal is in process.

(7)	PT Cirebon Electric Power, our affiliate is engaged in the power generation business in Indonesia. PT Cirebon Electric Power has commenced a construction of a 660MW thermal power plant for its power generation business. In relation to the power generation business, we have provided Indonesia Mizuho Bank with secondary performance guarantee of IDR 17.4 billion, through Korea Exchange Bank’s guarantee.

Other than as described in this report and also in Note 32 of the notes to our consolidated financial statements, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2009.

We are subject to a number of legal proceedings. For a description of our legal proceedings, see Item 8A. “Consolidated Statements and Other Financial Information—Legal Proceedings”.

We also have contingent liabilities under the termination agreement with the Korean Peninsula Energy Development Organization. See Note 33(d) of the notes to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Under the KEPCO Act, the Public Agencies Management Act and our Articles of Incorporation, our board of directors, which is required to consist of not more than 15 directors, including the president, is vested with the authority over our management.

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

Under our Articles of Incorporation, there may not be more than seven standing directors, including our president, and more than eight non-standing directors. The number of standing directors, including our president, may not exceed the number of non-standing directors. A senior non-standing director appointed by the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee.

Our president is appointed by the President of the Republic upon the motion of the Ministry of Knowledge and Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act, and an approval at the general meeting of our shareholders. Our controller & auditor general is appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors (other than our president and controller & auditor general) are appointed by our president with the approval at the general meeting of our shareholders.

The non-standing directors must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and having ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors. Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management’s performance. The term of our president is three years, while that of our directors is two years. According to the Public Agencies Management Act, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Public Agencies Management Act or upon an event as specified in our Articles of Incorporation.

Attendance by a majority of the board members constitutes a voting quorum for our board meetings, and resolutions can be passed by a majority of the board members. In the event the president acts in violation of law or the Articles of Incorporation, is negligent his duties, or otherwise is deemed to be significantly impeded in performing his official duties as chief executive officer, the board of directors may by resolution request the Minister of the Ministry of Knowledge and Economy to dismiss or recommend the dismissal of the president.

Non-standing directors may request any information necessary to fulfill their duties from the chief executive officer, and except in special circumstances, the chief executive officer must comply with such request.

The names, titles, and outside occupations, if any, of the directors as of June 22, 2010 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Kim, Ssang-Su	(65)	President and Chief Executive Officer and Standing Director	None	August 27, 2008

Kang, Seung-Churl	(50)	Standing Director and Controller & Auditor General	None	December 8, 2008

Kim, Woo-Kyum	(56)	Standing Director and Executive Vice President (concurrently Executive Vice President of the Marketing & Service Division)	None	May 17, 2010

Byun, Jun-Yeon	(55)	Standing Director and Executive Vice President of the UAE Nuclear Business Group (concurrently Executive Vice President of the Overseas Business Division)	None	February 12, 2009

Jung, Chan-Ki	(57)	Standing Director and Executive Vice President of the Planning & Coordination Division	None	February 12, 2009

Lee, Do-Shik	(58)	Standing Director and Executive Vice President of the Administration Division	None	February 12, 2009

Chang, Young-Jin	(57)	Standing Director and Executive Vice President of the Power Technology Division	None	February 12, 2009

Rieh, Chong-Hun	(75)	Non-Standing Director and Chairman of the Board of Director	President, Power-Built Consulting	May 18, 2009

Bae, Jae-Wook	(65)	Non-Standing Director	Attorney at law, Bae Jae Wook Law Office	June 30, 2008

Kim, Seon-Jin	(56)	Non-Standing Director and Member of the Audit Committee	Professor, Department of Material Science and Engineering, Hanyang University	June 30, 2008

Kim, Jung-Gook	(63)	Non-Standing Director and Member of the Audit Committee	Chief Executive Officer, Bogo Economic Research Institute	October 31, 2008

Kim, Kyung-Min	(56)	Non-Standing Director	Professor, Department of Political Science and Diplomacy, Hanyang University	March 31, 2009

Name	Age	Title	Outside Occupation	Position Held Since
Chang, Seok-Hyo	(63)	Non-Standing Director	Former Deputy Mayor of the Metropolitan City of Seoul	May 18, 2009

Chung, Dong-Rack	(64)	Non-Standing Director	Advisor, The National Unification Advisory Council.	October 19, 2009

Lee, Gi-Pyo	(52)	Non-Standing Director	Chief, Boyun Social Welfare Center of Busan	October 19, 2009

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

Kim, Woo-Kyum has been our Standing Director since May 17, 2010. Mr. Kim also currently serves as our Executive Vice President (concurrently Executive Vice President of the Marketing & Service Division) and previously served as our Executive Vice President of the Power Grid Construction Division. Mr. Kim received an M.S. in electrical engineering from Hanyang University.

Byun, Jun-Yeon has been our Standing Director since February 12, 2009. Mr. Kim also currently serves as our Executive Vice President of the UAE Nuclear Business Group (concurrently Executive Vice President of the Overseas Business Division) and previously served as our Vice President of Overseas Nuclear Project Department. Mr. Byun received a B.S. in electrical engineering from Korea University.

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

Bae, Jae-Wook has been our Non-Standing Director since June 30, 2008. Mr. Bae is an attorney at law at the Bae Jae Wook Law Office. Mr. Bae received a B.A. in law from Seoul National University and a M.A. in comparative law from the University of Michigan.

Kim, Seon-Jin has been our Non-Standing Director since June 30, 2008 and member of our Audit Committee since December 8, 2008. Mr. Kim is currently a professor of material Science and engineering in Hanyang University. Mr. Kim received a B.S. in material science and engineering from Hanyang University and a Ph. D in metallurgy from Iowa State University.

Kim, Jung-Gook has been our Non-Standing Director since October 31, 2008 and member of our Audit Committee since December 8, 2008. Mr. Kim currently serves as the Chief Executive Officer of Bogo Economic Research Institute. Mr. Kim received his B.A. in business administration from Seoul National University.

Kim, Kyung-Min has been our Non-Standing Director since March 31, 2009. Mr. Kim is currently a professor of political science and diplomacy in Hanyang University. Mr. Kim received a B.A. in politics from Hanyang University and a Ph. D in political science from the University of Missouri.

Chang, Seok-Hyo has been our Non-Standing Director since May 18, 2009. Mr. Chang previously served as the Deputy Mayor in the Metropolitan City of Seoul. Mr. Chang received a B.S. in agricultural science and a M.S. in environmental planning from Seoul National University.

Chung, Dong-Rack has been our Non-Standing Director since October 19, 2009. Mr. Chung is currently an advisor of the National Unification Advisory Council. Mr. Chung received a B.A. in law from Korea University.

Lee, Gi-Pyo has been our Non-Standing Director since October 19, 2009. Mr. Lee is currently a chief of Bohyun Social Welfare Center of Busan.

There are no family relationships among the members of our board of directors or the members of our senior management.

The business address of our directors is 411 Youngdong-daero, Samseong-Dong, Gangnam-Gu, Seoul, Korea

Audit Committee

Under the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the preexisting board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Public Agencies Management Act, the Financial Investment Services and Capital Markets Act and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be the non-standing directors. The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

At an extraordinary general meeting of our shareholders held on December 8, 2008, we appointed three members of our board of directors, namely Kang, Seong-Chul, a standing director, Kim, Seon-Jin and Kim, Jung-Gook, each a non-standing director, to our audit committee. On May 17, 2010, at an extraordinary general meeting of the shareholders, Kim, Seon-Jin was reappointed as a non-standing director and a member of the audit committee for an additional term of one year. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Financial Investment Services and Capital Markets Act and the New York Stock Exchange listing standards.

Item 6B. Compensation of Directors and Supervisors

In 2009, the aggregate amount of remuneration paid and accrued to our directors and executive officers (including the statutory auditors) in the aggregate, was (Won)950 million. The aggregate amount we paid or accrued in 2009 to provide retirement and severance benefits for our directors and executive officers, including our statutory auditors, was (Won)88 million.

Item 6C. Board Practices

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

The termination benefits for standing directors are determined in accordance with our internal regulations for executive compensation. Standing directors are only eligible for benefits upon termination of employment or death following one year of continuous service.

See also Item 16G “Corporate Governance” for a further description of our board practices.

Item 6D. Employees

As of December 31, 2009, we had 37,827 regular employees, including the employees of our generation subsidiaries, almost all of whom are employed within the Republic. Approximately 8.3% of our regular employees (including employees of our generation subsidiaries) are located at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2009.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,573	638	289	214	217	231	211	6,373
Engineers	9,387	5,872	1,530	1,760	1,458	1,509	1,725	23,241
Others	6,210	1,093	185	234	183	188	120	8,213

Total	20,170	7,603	2,004	2,208	1,858	1,928	2,056	37,827

Head Office Employees	1,196	727	254	247	234	235	250	3,143
% of total	5.9%	9.6%	12.7%	11.2%	12.6%	12.2%	12.2%	8.3%
Members of Labor Union	15,211	4,714	1,346	1,510	1,192	1,266	1,386	26,652
% of total	75.0%	62.4%	67.2%	68.4%	64.2%	65.7%	67.4%	70.5%

We and each of our generation subsidiaries have separate labor unions. Approximately 70.3% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

Since our formation in 1981, our businesses had not been interrupted by any work stoppages or strikes except in early 2002, when employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries according to the Restructuring Plan, which privatization plan has since been suspended indefinitely. See Item 3D. “Risk Factors—Risks Relating to KEPCO—The Government’s plan for restructuring the electricity industry in Korea may have a material adverse effect on us.”

We believe our relations with our employees are generally good.

Item 6E. Share Ownership

None of our directors and members of our administrative, supervisory or management bodies owns more than 0.1% of our common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2009, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)
Common stock	Government	135,520,753	21.12
	Korea Finance Corporation(2)	192,159,940	29.95
	Sub Total	327,680,693	51.07
	Resolution & Finance Corporation	32,210,933	5.02
	National Pension Corporation	18,122,402	2.82
	KEPCO (held in the form of treasury stock)	18,929,995	2.95
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	159,448,312	24.85
	Common shares	94,070,288	14.66
	American depositary shares	65,378,024	10.19

	Sub Total	556,392,335	86.72

	Public (Koreans)	85,175,377	13.28

	Total	641,567,712	100.00

Note:

(1)	Percentages are based on issued shares of common stock (including treasury stock).
(2)	Following the split of Korea Development Bank into Korea Finance Corporation and KDB Financial Group pursuant to government policy as of October 28, 2009, the entire 192,159,940 common shares, or 29.95% of our common stock, held by Korea Development Bank as of such date, were transferred to Korea Finance Corporation, a Government-controlled entity. The total number of common shares held directly or indirectly by the Government, which amounted to 327,680,693 shares, or 51.07% of our outstanding common shares as of October 28, 2009, did not change as a result of the split of Korea Development Bank.

All of our shareholders have equal voting rights. See Item 10B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Voting Rights.”

Item 7B. Related Party Transactions

We are engaged in a variety of transactions with our affiliates. Our affiliates with whom we have related party transactions primarily consist of Korea Finance Corporation, one of our major shareholders, other Government-controlled entities such as Korea Gas Corporation, our consolidated subsidiaries and our equity investees. See Note 30 of the Notes to our consolidated financial statements included in this report for a description of transaction and balances with our related parties.

In the past three years, our related party transactions principally consisted of purchase of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd. and long-term borrowings from Korea Development Bank. In 2007, 2008 and 2009, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of (Won)5,351 billion, (Won)7,882 billion and (Won)6,023 billion, respectively. In 2007, 2008, and 2009, we sold electricity to Korea District Heating in the aggregate amount of (Won)170 billion, (Won)270 billion and (Won)212 billion, respectively. As of December 31, 2008 and 2009, we had long-term borrowings from Korean Development Bank in the aggregate amount of (Won)3,352 billion and (Won)1,938 billion, respectively. Korea Development Bank also provided a repayment guarantee for some of our foreign currency debentures and debt related to the power generation business of KEPCO Ilijan Corporation, whose outstanding amount as of December 31, 2009 was US$652 million.

We also engage in extensive transactions with our consolidated generation subsidiaries, including the purchase of electricity from them through Korea Power Exchange, sales of electricity to them, payment and receipt of commissions for services and receivables and payables transactions. These are eliminated in the consolidation process. We also provide guarantees for certain of our affiliates. See Item 5B. “Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments.” We also have certain relationships with the Korea Power Exchange. See Item 4B. “Business Overview—Power Purchase—Cost-based Pool System.”

For a further description of our transactions with our affiliates, see Note 31 of the Notes to our consolidated financial statements included in this report. For a further description of our transactions with our consolidated subsidiaries, see Note 32 of the Notes to our consolidated financial statements included in this report.

Item 7C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

We prepare our consolidated financial statements in compliance with requirements under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2009, we, including our generation subsidiaries, were engaged in 404 lawsuits as the defendant and 85 lawsuits as the plaintiff. As of the same date, the total amount of damages claimed against us was (Won)187 billion, for which we have made a reserve of (Won)30 billion as of December 31, 2009, and the total amount claimed by us was (Won)56 billion as of December 31, 2009. While the outcome of these lawsuits cannot presently be determined, our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation.

On September 20, 2006, we were defendants in a lawsuit brought by Korea Land Corporation in the Seoul Central Court for reimbursement of (Won)150 billion in wrongful profits. Including this lawsuit, since 2006 we have been defendants in 31 lawsuits brought by various entities such as Korea Land Corporation, Korea National Housing Corporation and other local governments, for a total of (Won)310 billion. The principal dispute in such lawsuits related to the issue of who should bear the construction costs of building above-ground electricity distribution facilities for large-scale residential and other urban projects. As of the date of this report, substantially all of the above-mentioned lawsuits have been ruled in our favor.

Our generation subsidiaries, currently and from time to time, are involved in lawsuits incidental to the conduct of their business. A significant number of such lawsuits are based on the claim that the construction and operation of the electricity generation units owned by our generation subsidiaries have impaired neighboring fish farms. Our generation subsidiaries normally pay compensation to the members of fishery associations near our power plant complex for expected losses and damages arising from the construction and operation of their power plants in advance. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us. We do not believe such claims or proceedings, individually or in the aggregate, have had or will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more litigation and lawsuits arising from changes in the environmental laws and regulations applicable to us and our generation subsidiaries and people’s growing demand for more compensation.

Dividend Policy

For our dividend policy, see Item 10B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Dividend Rights.” For a description of the tax consequences of dividends paid to our shareholders, see Item 10E. “Taxation—Korean Taxes—Shares or ADSs—Dividends on the Shares of Common Stock or ADSs” and Item 10E. “Taxation—U.S. Federal Income and Estate Tax Consideration for U.S. Persons—Tax Consequences with respect to Common Stock and ADSs—Distributions on Common Stock or ADSs.”

Item 8B. Significant Changes

Not Applicable

ITEM 9. THE OFFER AND LISTING

Item 9A. Offer and Listing Details

Notes

We have issued the following registered notes and debentures, which are traded principally in the over-the counter market:

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2009, the date we last closed our shareholders’ registry, 130,756,048 ADSs representing 10.2% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low trading prices on the KRX KOSPI Market of the Korea Exchange for our common stock since January 1, 2005.

	Price
Period	High	Low
	(In Won)
2005
First Quarter	28,550	25,500
Second Quarter	33,550	26,250
Third Quarter	38,050	30,300
Fourth Quarter	38,850	33,400
2006
First Quarter	42,800	37,200
Second Quarter	45,600	35,150
Third Quarter	37,850	34,000
Fourth Quarter	42,400	35,600
2007
First Quarter	44,800	37,500
Second Quarter	42,300	37,500
Third Quarter	47,700	40,150
Fourth Quarter	43,300	37,250

	Price
Period	High	Low
	(In Won)
2008
First Quarter	39,500	28,200
Second Quarter	34,150	30,200
Third Quarter	42,300	37,500
Fourth Quarter	32,950	21,000
2009
First Quarter	32,500	23,000
Second Quarter	30,600	25,700
Third Quarter	35,800	28,000
Fourth Quarter	35,700	31,550
2010
First Quarter:
January	41,600	33,800
February	40,400	37,100
March	38,650	36,500
Second Quarter (through June 15):
April	36,600	33,550
May	33,400	30,700
June (through June 15)	34,250	33,050

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2005. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2005
First Quarter	14.88	12.44
Second Quarter	16.88	13.46
Third Quarter	18.46	15.14
Fourth Quarter	19.87	15.88
2006
First Quarter	22.90	19.76
Second Quarter	24.81	17.95
Third Quarter	20.19	17.81
Fourth Quarter	22.95	19.40
2007
First Quarter	23.64	19.82
Second Quarter	22.77	20.38
Third Quarter	25.71	20.75
Fourth Quarter	23.87	19.75
2008
First Quarter	20.66	13.99
Second Quarter	16.83	14.40
Third Quarter	16.32	12.08
Fourth Quarter	12.50	7.23
2009
First Quarter	12.38	6.90
Second Quarter	12.37	9.34
Third Quarter	15.24	10.99
Fourth Quarter	15.25	13.52

	Price
Period	High	Low
	(In US$)
2010
First Quarter
January	17.89	14.86
February	17.45	15.96
March	17.16	15.90
Second Quarter (through June 15)
April	16.55	14.93
May	15.11	12.70
June (through June 15)	14.11	13.26

Item 9B. Plan of Distribution

Not Applicable

Item 9C. Markets

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

As of April 30, 2010, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately (Won)931,743 billion. The average daily trading volume of equity securities for 2009 was approximately 486 million shares with an average transaction value of (Won)5,796 billion.

The Korea Exchange has the power in some circumstances to suspend trading of shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to publicly offer their securities.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2005	896.0	1,379.4	870.8	1,379.4
2006	1,383.3	1,464.7	1,203.9	1,434.5
2007	1,435.3	2,064.4	1,192.8	1,897.1
2008	1,853.5	1,888.9	938.8	1,124.5
2009	1,157.4	1,718.9	1,018.8	1,682.8
2010 (through June 15)	1,696.1	1,752.2	1,552.8	1,690.0

Source: The Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See Item 10E. “Taxation—Korean Taxes.”

The number of companies listed on the KRX KOSPI Market of the Korea Exchange in the past five years, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)			(Millions of Won)
2005	702	655,074,595	647,562,865	2005	702	655,074,595
2006	731	704,587,508	757,946,975	2006	731	704,587,508
2007	746	951,900,447	1,014,612,517	007	746	951,900,447
2008	765	576,927,703	458,789,426	008	765	576,927,703
2009	770	887,935,183	760,478,917	009	770	887,935,183
2010 (as of April 30)	770	931,743,291	835,269,647	010	770	931,743,291

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul, as the case may be, at the end of the periods indicated.

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

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies with a Brokerage License

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be consignment, and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of bankruptcy or reorganization procedures involving a financial investment company with a brokerage license, the customer of such financial investment company is entitled to the proceeds of the securities sold by such financial investment company.

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

Item 9D. Selling Shareholders

Not Applicable

Item 9E. Dilution

Not Applicable

Item 9F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

Item 10A. Share Capital

Not Applicable

Item 10B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code, and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea. In order to comply with the Public Agencies Management Act, we amended our Articles of Incorporation and our internal regulations in March 2009.

Objects and Purposes

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business.” The KEPCO Act and our Articles of Incorporation contemplate that we will engage in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related business activities;

•	related investment, research and technology development mentioned under the first two bullet points;

•	overseas business related to the aforementioned bullet points;

•	investments or contributions related to the afore-mentioned bullet points;

•	businesses incidental to the afore-mentioned bullet points; and

•	other businesses entrusted by the Government.

Our registered name is “Hankook Chollryuk Kongsa” in Korean and “Korea Electric Power Corporation” in English. Our registration number in the commercial registry office is 114671-0001456.

Directors

Under the KEPCO Act and our Articles of Incorporation, our board of directors consists of our president, standing directors and non-standing directors. A majority of the board members constitutes a voting quorum, and resolutions will be passed by a majority of the board members. Directors who have an interest in certain agenda proposed to the board may not vote on such issues.

The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors, provided that the maximum amount of remuneration to be paid to our officers shall be determined by shareholder resolution and provided that the remuneration standards for the president and standing directors shall be determined by board resolution in accordance with the guideline thereon established by the Minister of the Ministry of Knowledge and Economy through review and resolution of our management committee. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Neither the KEPCO Act or our Articles of Incorporation have provisions relating to (i) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (ii) retirement or non-retirement of directors under an age limit requirement; or (iii) the number of shares required for a director’s qualification.

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value (Won) 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of June 22, 2010, 641,567,712 common shares were issued and no non-voting preferred shares have been issued. As of June 22, 2010, we held 18,929,995 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Description of Capital Stock

Dividend Rights

Under the KEPCO Act, we are authorized to pay preferential dividends on our shares held by public shareholders as opposed to those held by the Government. Dividends to public shareholders are distributed in proportion to the number of shares of the relevant class of capital stock owned by each public shareholder following approval by the shareholders at a general meeting of shareholders. Korea Finance Corporation may receive dividends in proportion to the numbers of our shares held by them. Under the Korean Commercial Code and our Articles of Incorporation, we will pay full annual dividends on newly issued shares.

Under our Articles of Incorporation, holders of non-voting preferred shares (of which there are currently none) are entitled to receive an amount not less than 8% of their par value as determined by a resolution of the board of directors at the time of their issuance. However, if the dividends on our common shares exceed the dividends on our non-voting preferred shares, the holders of non-voting preferred shares will be entitled to participate in the distribution of such excess amount with the holders of the common shares at an equal rate.

We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend is paid to the shareholders on record as of the end of the fiscal year preceding the annual shareholders’ meeting. Annual dividends may be distributed either in cash or in our shares. However, a dividend of shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividend.

Under the Korean Commercial Code and our Articles of Incorporation, we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

The KEPCO Act provides that we shall not pay an annual dividend unless we have made up any accumulated deficit and set aside as a legal reserve an amount equal to 20.0% or more of our net profit until our accumulated reserve reaches one-half of our stated capital.

Distribution of Free Shares

In addition to dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits us to distribute to our shareholders an amount transferred from our capital surplus or legal reserve to stated capital in the form of free shares.

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings.” Pursuant to the Korean Commercial Code and the Financial Investment Services and Capital Markets Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code and the Financial Investment Services and Capital Markets Act, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least six weeks in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the Articles of Incorporation expressly prohibit cumulative voting. Our current Articles of Incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our Articles of Incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our Articles of Incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

Under the Korean Commercial Code and the Securities and Exchange Act, for the purpose of electing our statutory auditor, a shareholder (together with certain related persons) holding more than 3% of the total shares having voting rights may not exercise voting rights with respect to shares in excess of such 3% limit.

The Korean Commercial Code provides that the approval by holders of at least two-thirds of those shares having voting rights present or represented at a meeting, where such shares also represent at least one-third of the total issued and outstanding shares having voting rights, is required in order to, among other things:

•	amend our Articles of Incorporation;

•	remove a director or statutory auditor;

•	effect any dissolution, merger or consolidation of us;

•	transfer the whole or any significant part of our business;

•	effect the acquisition by us of all of the business of any other company; or

•	issue any new shares at a price lower than their par value.

Under our Articles of Incorporation, an approval by the Ministry of Knowledge and Economy is required in order to amend the Articles of Incorporation. Any change to our authorized share capital requires an amendment to our Articles of Incorporation.

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

Our Articles of Incorporation provide that new shares that are (1) publicly offered pursuant to the Financial Investment Services and Capital Markets Act, (2) issued to members of our employee stock ownership association, (3) represented by depositary receipts, (4) issued through offering to public investors or (5) issued to investors in kind under the State Property Act may be issued pursuant to a resolution of the board of directors to persons other than existing shareholders, who in such circumstances will not have preemptive rights.

We may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of (Won) 2,000 billion and (Won) 1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed (Won)2,000 billion.

Under the Financial Investment Services and Capital Markets Act and our Articles of Incorporation, members of our employee stock ownership association, whether or not they are our shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20.0% of any shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the total number of shares then outstanding.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of shares held. Holders of our non-voting preferred shares have no preference in liquidation.

Rights of Dissenting Shareholders

In certain limited circumstances (including, without limitation, the transfer of the whole or any significant part of our business or the merger, or consolidation upon a split-off of us with another company), dissenting holders of shares have the right to require us to purchase their shares. To exercise such right, shareholders must submit a written notice of their intention to dissent to us prior to the general meeting of shareholders or the class meeting of holders of non-voting preferred shares, as the case may be. Within 20 days after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the expiration of such 20-day period. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share price on the Korea Exchange for a two-month period before the date of adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Exchange for the one month period before such date and (3) the weighted average of the daily share price on the Korea Exchange for the one week period before such date. However, if we or dissenting shareholders who requested us to purchase their shares oppose such purchase price, the determination of a purchase price may be filed with a court. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying Common Stock and become our direct shareholders.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our Articles of Incorporation, non-resident shareholders must appoint an agent authorized to receive notices on their behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADSs. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized foreign custodians are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of our shares by non-residents or non-Koreans. See Item 9. “The Offer and Listing.”

Acquisition of Our Own Shares

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital. Under the Korean Commercial Code, except in case of a reduction in capital, any of our shares acquired by us must be sold or otherwise transferred to a third party within a reasonable time. In general, our 50.0% or more owned-subsidiaries are not permitted to acquire our shares.

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our statutory auditor or audit committee, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “—Description of Capital Stock—Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Korean Commercial Code and our Articles of Incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul or by placing a public notice in electrical disclosure system of the Financial Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, for giving such notice, we use two daily newspapers published in Seoul as well as an electronic disclosure system available for access at a website maintained by the FSS (known as the Data Analysis, Retrieval and Transfer System, or DART). Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

The general meeting of shareholders is held in Seoul.

Register of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of our shares on the register of shareholders upon presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed from January 1 to January 31 of each year. Further, the Korean Commercial Code and our Articles of Incorporation permit us at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to our shares. The trading of our shares and the delivery of certificates in respect of them may continue while the register of shareholders is closed.

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

Limitation on Shareholdings

No person other than the Government, our employee stock ownership association and persons who obtain an approval from the Financial Services Commission may hold for its account more than 3% of our total issued and outstanding shares. In calculating shareholdings for this purpose, shares held by your spouse and your certain relatives or by your certain affiliates (such spouses, relatives and affiliates are together referred to as “Affiliated Holders”) are deemed to be held by you. If you hold our shares in violation of this 3% limit, you are not entitled to exercise the voting rights or preemptive rights of our shares in excess of such 3% limit and the Financial Services Commission may order you to take necessary corrective action. In addition, the KEPCO Act currently requires that the Government, directly or through Korea Finance Corporation, own not less than 51% of our capital. For other restrictions on shareholdings, see Item 9. “The Offer and Listing.”

Change of Control

The KEPCO Act requires that the Government, directly or pursuant to the Korea Finance Corporation Act, through Korea Policy Banking Corporation, own not less than 50.0% of our capital.

Disclosure of Share Ownership

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Services Commission of Korea and the Korea Exchange within five business days after reaching the 5% ownership interest threshold. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities; or (ii) in the shareholding purpose is required to be reported to the Financial Services Commission of Korea and Korea Exchange within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to institutional investors who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the Financial Investment Services and Capital Markets Act.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5%. Furthermore, the Financial Services Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

Item 10C. Material Contracts

Not applicable.

Item 10D. Exchange Controls

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

In order for us to offer for purchase shares of our common stock held in treasury in the form of ADSs or issue shares of our common stock represented by the ADSs, we are required to file a prior report of such offer or issuance with our designated foreign exchange bank or the Ministry of Strategy and Finance, depending on the offering amount. The Ministry of Strategy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. No further Governmental approval is necessary for the initial offering and issuance of the ADSs.

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

In addition, we are also required to notify the Ministry of Strategy and Finance upon receipt of full proceeds from the offering of ADSs. No additional Governmental approval is necessary for the offering and issuance of ADSs.

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, if any person whose direct beneficial ownership of (1) shares having voting rights (whether in the form of shares or ADSs), (2) certificates representing the right to subscribe for shares and (3) Equity Securities, together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of the aggregate of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person, then such person is required to report the status and purpose (namely, whether the purposes of the share ownership is to exercise control over the management of the issuer) of his holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. Moreover, any change in the purpose of holding such ownership interest or change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding shares having voting rights and those other Equity Securities which are owned by such person is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of such change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may issue an order to dispose of such non-reported Equity Securities.

In addition to the reporting requirements described above, each of our “major shareholders,” or any person whose direct or beneficial ownership of our voting stock accounts for 10.0% or more of our total issued and outstanding voting stock, must report the status of such person’s shareholding to the Korea Securities Futures Commission and the Korea Exchange within five days after such person becomes a major shareholder. Further, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within five days in which the change occurred. A person in violation of these reporting requirements may become subject to criminal sanctions such as fines or imprisonment.

Restrictions Applicable to ADSs

No Governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying ADSs and the delivery inside Korea of the withdrawn shares. However, a foreigner who intends to acquire shares must obtain an Investment Registration Card from the Financial Supervisory Service as described below. The acquisition of shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service.

Special Reporting Requirement for Companies Whose Securities Are Listed on Foreign Exchanges

Under the regulations of the Financial Services Commission amended on December 24, 2009, (i) if a company listed on the Korea Exchange Stock Market or a company listed on the Korea Exchange KOSDAQ Market has submitted a public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange, and (ii) if a Korea Exchange Stock Market-listed company or the Korea Exchange KOSDAQ Market-listed company is approved for listing on a foreign stock market or determined to be de-listed from the foreign stock market or actually listed on, or de-listed from a foreign stock market, then it must submit a copy of any document, which it submitted to or received from the relevant foreign government, foreign financial investment supervisory authority or the foreign stock market, and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Exchange (including converted shares) to register his/her identity with the Financial Supervisory Service prior to making any such investment. However, such registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling them within three months from the date they were acquired. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Minister of Strategy and Finance. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transactions. In the event a foreign investor desires to acquire or sell shares outside the Korea Exchange and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the Korea Exchange, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to be a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. Generally, a foreign investor may not permit any person, other than his/her standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of the foreign investor.

Under the Investment Rules, with certain exceptions, a foreign investor may acquire shares of a Korean company without being subject to any single or aggregate foreign investment ceiling. However, certain designated public corporations are subject to a 40.0% ceiling on acquisitions of shares by foreigners in the aggregate and a ceiling on acquisitions of shares by a single foreign investor provided in the Articles of Incorporation of such corporations. Of the Korean companies listed on the Korea Exchange, we are so designated. The Financial Services Commission may increase or decrease these percentages if it deems it necessary for the public interest, protection of investors or industrial policy. Generally, the ownership of converted shares constitutes foreign ownership for purposes of such aggregate foreign ownership limit. However, the acquisition of converted shares is one of the exceptions under which foreign investors may acquire shares of designated corporations in excess of the 40.0% ceiling.

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

Item 10E. Taxation

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

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law or having its head office, principal place of business, or place of effective management in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

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

If the tax exemption under the STTCL referred to above were to cease to be in effect, the rate of income tax or corporation tax applicable to the interest on the Registered Debt Securities would be 14% of income for a non-resident without a permanent establishment in Korea. In addition, a tax surcharge called a local income surtax would be imposed at the rate of 10.0% of the income or corporation tax (which would increase the total tax rate to 15.4%), unless reduction is available under an applicable income tax treaty. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

In order to obtain the benefits of an exemption or a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the interest payment date, such evidence of tax residence as may be required by the Korean tax authorities in order to establish your entitlement to the benefits of the applicable tax treaty.

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident who has permanent establishments in Korea). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 22.0% (including local income surtax) of the net gain or 11.0% (including local income surtax) of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and net of certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

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

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (inclusive of local income surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits.

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities in order to establish your entitlement to the benefits of the applicable tax treaty. Evidence of tax residence may be submitted to us through the ADS depositary. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, such distribution may be subject to Korean withholding tax.

Taxation of Capital Gains

As a general rule, capital gains earned by non-residents upon the transfer of the common shares or ADSs would be subject to Korean withholding tax at a rate equal to the lesser of (i) 11.0% of the gross proceeds realized or (ii) 22.0% of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such common shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. Please see the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

You will not be subject to Korean income taxation on capital gains realized upon the transfer of our common stocks or ADSs through the Korea Exchange if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25.0% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through an investment dealer or investment broker under the Financial Investment Services and Capital Markets Act, an investment dealer or investment broker is required to withhold Korean tax from the sales price in an amount equal to 11.0% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs.

However, if you transfer the ADSs following an exchange of the underlying shares of stock owned by you for ADSs, you are obligated to file a corporate income tax return and pay tax on gain realized from such transfer unless a purchaser or an investment dealer or investment broker, as the case may be, withholds and remits the tax on capital gains derived from transfer of ADSs, as discussed above. Further, if you transfer the shares of common stock outside of Korea (excluding a transfer on a foreign exchange) to non-residents or foreign companies without having permanent establishments in Korea, you are obligated to file an income tax return and pay income tax on capital gain realized from such transfer unless exempt under an applicable tax treaty or domestic law. If a purchaser or an investment dealer or investment broker, as the case may be, withholders and remits the tax on capital gains derived from transfer of shares of common stock or ADSs, your obligation to file an income tax return and pay income tax will be exempt.

To obtain the benefit of an exemption from tax pursuant to a tax treaty, you much submit to the purchaser or the investment dealer or the investment broker, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, shares of our common stock or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25.0% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the investment dealer or the investment broker, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the investment dealer or the investment broker, as applicable, must withhold tax at the normal rates. Further, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., interest, dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%; depending on the value of the ADSs or shares of common stock.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer shares of common stock on the Stock Market of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADSs, a tax ruling issued in 2004 by the Korean tax authority appears to hold that depositary receipts (which the ADS falls under) constitute share certificates subject to the securities transaction tax.

However, in May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. Such decision made by the Seoul Administrative Court case was upheld by the Seoul High Court and the tax authorities appealed such decision in the Supreme Court. In 2008, the Supreme Court dismissed the tax authorities’ appeal against the High Court decision, making the High Court decision final for the case. However, since the Supreme Court dismissed the appeal without ruling on the substantive law, it is not clear whether such decision can serve as precedent for similar issues in the future. Even if depositary receipts, which the ADSs fall under, constitute share certificates subject to the securities transaction tax under the Securities Transaction Tax Law, capital gains from a transfer of depositary receipts listed on the New York Stock Exchange, NASDAQ National Market or other qualified foreign exchanges will be exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through the Korea Securities Depository, the Korea Securities Depository is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through an investment dealer or investment broker under the Financial Investment Services and Capital Markets Act only, such investment dealer or investment broker is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through the Korea Securities Depository or an investment dealer or investment broker, the transferee is required to withhold the securities transaction tax for payment to the Korean tax authority.

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income and estate tax consequences to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. Federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our voting stock, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, an investor in a pass-through entity, or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds the Registered Debt Securities, common stock or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Registered Debt Securities, common stock, or ADSs, you should consult your tax advisor.

Because of the 100 year maturity of the One Hundred Year 7.95% Zero-to-Full Debentures, due April 1, 2096 (the “ZTF Debentures”), it is not certain whether the ZTF Debentures will be treated as debt for U.S. Federal income tax purposes. The discussion below assumes that the ZTF Debentures (as well as the other

Registered Debt Securities) will be treated as debt, except that a summary of the consequences to you if the ZTF Debentures were not treated as debt is provided under “Tax Consequences with Respect to Registered Debt Securities Generally—Payments—ZTF Debentures Treated as Equity” below.

The discussion of the tax consequences of ownership of common stock and ADSs below, is based, in part, upon representations made by the Depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms.

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

Original Issue Discount

The ZTF Debentures were issued with original issue discount, or OID, for U.S. Federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debentures. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures was sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then you generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

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

Tax Consequences with respect to Common Stock and ADSs

In general, for U.S. Federal income tax purposes, holders of ADSs will be treated as the owners of the underlying common stock that is represented by such ADSs. Accordingly, deposits or withdrawals of common stock by holders of ADSs will not be subject to U.S. Federal income tax. However, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by such intermediaries.

Distributions on Common Stock or ADSs

The gross amount of distributions (other than certain distributions of common stock or rights to subscribe for common stock) to holders of common stock or ADSs (including amounts withheld in respect of Korean withholding taxes) will be treated as dividend income to such holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a holder as ordinary income on the day actually or constructively received by the holder, in the case of common stock, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Persons, certain dividends paid by a qualified foreign corporation and received by such holders in taxable years beginning before January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the Treaty, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Persons that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

Distributions of common stock or rights to subscribe for common stock that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. Federal income tax. Consequently such distributions will not give rise to foreign source income and you generally will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new common stock or rights so received will be determined by allocating your basis in the old common stock between the old common stock and the new common stock or rights received, based on their relative fair market value on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the old common stock at the time of distribution, unless the taxpayer elects to determine the basis of the old common stock and of the rights by allocating between the old common stock and the rights the adjusted basis of the old common stock or (ii) the rights are not exercised and thus expire.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect to the common stock or ADSs or the proceeds received on the sale, exchange, or redemption of the Registered Debt Securities, common stock or ADSs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients, and a backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. Federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

Item 10F. Dividends and Paying Agents

Not Applicable

Item 10G. Statements by Experts

Not Applicable

Item 10H. Documents on Display

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. You may inspect and copy these materials, including this report and the exhibits thereto, at SEC’s Public Reference Room 100 Fifth Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 10I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. As of December 31, 2009, approximately 25.3% of our long-term debt (including the current portion and discount on debentures and premium on debentures) was denominated in foreign currencies, principally in the U.S. dollar, Yen and Euro. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2009, fuel costs represented 44.9% of our revenue from the sale of electric power.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2009, for electricity generation, uranium accounted for 36.3% of our fuel requirements, coal accounted for 47.6%, oil accounted for 3.1% and LNG accounted for 11.9%. In 2008, measured on the same basis, uranium accounted for 38.2% of our fuel requirements, coal accounted for 44.1%, oil accounted for 2.2% and LNG accounted for 14.5%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3D. “Risk Factors” and Item 5B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2009 are as follows:

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
Counterparty			Pay		Receive		Pay (%)	Receive (%)
ABN AMRO	2008	2011		KRW29,190	US$	30	4.15	3M Libor + 1.3
ABN AMRO	2008	2011	KRW	28,050	JPY	3,000	4.50	Libor + 1.3
ABN AMRO	2008	2013	KRW	149,040	US$	150	5.03	5.38
ANZ	2008	2011	KRW	52,025	US$	50	5.17	3M USD Libor + 1.80
ANZ	2008	2011	KRW	18,700	JPY	2,000	4.50	Libor + 1.3
Barclays	2008	2013	KRW	187,020	US$	200	7.50	7.75
Barclays	2006	2016	KRW	94,735	US$	100	5.26	6.00
Barclays	2008	2013	KRW	56,652	US$	60	4.96	5.38
Barclays	2006	2016	KRW	71,888	US$	75	4.81	5.50
Barclays	2004	2011	KRW	138,252	US$	120	4.85	4.88
Barclays	2004	2014	KRW	172,875	US$	150	5.10	5.75
BNP Paribas	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80
BNP Paribas	2008	2011	KRW	48,650	US$	50	4.15	3M Libor + 1.3
BNP Paribas	2004	2011	KRW	17,282	US$	15	4.85	4.88
BNP Paribas	2008	2011	KRW	46,750	JPY	5,000	4.50	Libor + 1.3

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
Counterparty			Pay		Receive		Pay (%)	Receive (%)
BTMU	2007	2010	KRW	109,060	JPY	14,000	5.29	3M JPY EURO YEN Tibor + 0.5
BTMU	2010	2012	KRW	138,018	JPY	10,000	4.10	3M EURO YENT+0.5
Calyon	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80
Citibank	2006	2016	KRW	94,735	US$	100	5.24	6.00
Citigroup	2008	2013	KRW	113,304	US$	120	4.96	5.38
Credit Suisse	2008	2013	KRW	140,265	US$	150	7.39	7.75
Credit Suisse	2004	2011	KRW	86,400	US$	75	Within 3 years: 4.875 [After 3 years: 4.875-(10.9-JPY/ KRW Spot rate)]	4.95
Credit Suisse	2006	2016	KRW	98,100	US$	100	5.48	5.50
Credit Suisse	2006	2016	KRW	94,735	US$	100	5.26	6.00
Credit Suisse	2009	2011	KRW	197,475	US$	150	5.00	4.75
Credit Suisse	2004	2011	KRW	115,210	US$	100	4.85	4.88
DBS	2008	2011	KRW	51,730	US$	50	5.78	3M USD Libor + 1.70
DBS	2008	2011	KRW	52,375	US$	50	6.01	3M USD Libor + 1.80
Deutsche Bank	2009	2014	KRW	126,610	US$	100	5.39	6.25
Deutsche Bank	2008	2010	KRW	172,959	EUR	125	2.46	3.13
Deutsche Bank	2006	2016	KRW	71,888	US$	75	4.81	5.50
Deutsche Bank	2008	2013	KRW	149,040	US$	150	5.03	5.38
Goldman Sachs	2008	2013	KRW	113,304	US$	120	4.96	5.38
ING	2008	2011	KRW	50,495	US$	50	6.24	6M USD Libor + 1.50
JPMorgan Chase Bank	2004	2011	KRW	86,400	US$	75	Within 3 years: 4.875 [After 3 years: 4.875-(10.9-JPY/ KRW Spot rate)]	4.95
Merrill Lynch	2008	2010	KRW	86,479	EUR	63	2.46	3.13
Mizuho	2008	2011	KRW	28,860	JPY	3,000	5.82	3M JPY Libor + 1.70
Morgan Stanley	2009	2014	KRW	126,610	US$	100	5.32	6.25
Nomura	2009	2014	KRW	126,610	US$	100	5.35	6.25
Nomura	2009	2014	KRW	126,610	US$	100	5.33	6.25
SMBC	2007	2010	KRW	116,620	JPY	14,000	4.56	1.38
TOKYO-MITSUBISHI UFJ BANK	2007	2010	KRW	112,600	JPY	14,000	5.09	JPY Euro Yen 3m Timor+0.5
UBS	2008	2010	KRW	86,479	EUR	62,500	2.46	3.13
UBS AG	2006	2016	KRW	98,100	US$	100	5.48	5.50
Tokyo-Mitsubishi UFJ Bank	2007	2010	KRW	115,783	JPY	14,000	4.72	1.65
Woori Investment & Securities	2008	2011	KRW	10,346	US$	10	5.78	3M USD Libor + 1.70
Woori Investment & Securities	2008	2011	KRW	19,460	US$	20	4.15	3M Libor+1.3
Hana Bank	2004	2011	KRW	17,282	US$	15	4.85	4.88

Under these currency swap contracts, we recognized a valuation gain of (Won)12 million and loss of (Won)383 billion in 2009.

Details of interest rate contracts outstanding as of December 31, 2009 are as follows:

	Notional amount in millions		Contract interest rate per annum
Counterparty			Pay (%)	Receive (%)	Term
Korea Exchange Bank	KRW	50,000	5.19	3M CD+0.22%	2007-2010
Korea Exchange Bank	KRW	50,000	5.42	3M CD+0.21%	2007-2010
Korea Exchange Bank	KRW	100,000	5.42	3M CD+0.22%	2007-2010
Korea Exchange Bank	KRW	100,000	5.54	3M CD+0.27%	2007-2010
Korea Exchange Bank	KRW	100,000	5.30	3M CD+0.35%	2008-2011
Korea Exchange Bank	KRW	100,000	5.17	3M CD+0.38%	2008-2011
Korea Exchange Bank	KRW	200,000	4.69	4.88%	2009-2011
Korea Exchange Bank	KRW	100,000	CD 3M+0.54	3M CD+0.66%	2009-2012
Korea Development Bank	KRW	100,000	6.32	3M CD+0.66%	2008-2011
JPMorgan Chase Bank	KRW	172,800	4.65	Within 2 years: 4.875 [After 2 years: 4.875-(10.9-JPY/ KRW Spot rate)]	2005-2011
JPMorgan Chase Bank	KRW	100,000	6.13	CD+0.54%	2008-2011
ABN AMRO	KRW	100,000	4.79	CD+0.55%	2009-2012

Under these interest rate swap contracts, we recognized a valuation gain of (Won)14 billion and loss of (Won)300 million in 2009.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighed-average interest rates of short-term and long-term liabilities of us and our generation subsidiaries as of December 31, 2009 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2010	2011	2012	2013	2014	Thereafter	Total
	(In millions of Won, except rates)
Local currency:
Fixed rate	3,447,495	4,592,841	4,419,218	4,390,325	4,570,812	4,697,152	26,117,843
Average weighted rate(1)	4.99%	5.72%	5.37%	5.56%	5.67%	5.67%	5.49%
Variable rate	1,147,537	618,102	1,247,555	415,285	101,500	140,476	3,670,455
Average weighted rate(1)	4.03%	5.07%	4.55%	6.79%	4.00%	3.44%	4.67%

Sub-total	4,595,032	5,210,943	5,666,773	4,805,610	4,672,312	4,837,628	29,788,298

Foreign currency(2) :
Fixed rate	—	50,374	350,280	—	1,284,360	1,276,877	2,961,891
Average weighted rate(1)	—	1.32%	5.25%	—	5.91%	5.98%	5.76%
Variable rate	—	—	—	—
Average weighted rate(1)	—	—	—	—

Sub-total	—	50,374	350,280	—	1,284,360	1,276,877	2,961,891

Total	4,595,032	5,261,317	6,017,053	4,805,610	5,956,672	6,114,505	32,750,189

Notes:

(1)	Weighted average rates of the portfolio at the period end.
(2)	Based on information following swap transaction.

The following analysis sets forth the sensitivity of our non-consolidated net income before income taxes (our “pre-tax income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy—Adverse developments in Korea may adversely affect us.” The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. Unless otherwise specified, all calculations are made under Korean GAAP.

The following modeling assumptions were made in the following sensitivity analysis for 2010 and 2011:

(1)	For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be (Won)1,167.6 to US$1.00, which was the market exchange rate as of December 31, 2009. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

(2)	The amount of foreign currency debt to be incurred by us in 2010 and 2011 was assumed to be US$3,013 million (or the equivalent amount thereof in other foreign currency) for each year. We assumed all such debt to be in U.S. dollars with a maturity of over two years and payable at maturity, to be incurred by us evenly throughout a given one-year period and further assumed that 10.9% of our debt in 2010 and 2011 would carry floating interest rates consistent with our interest rate portfolio as of December 31, 2009; and

(3)	For any one-year period, we used prices of fuel materials in our budget for 2010 as the beginning fuel prices. In measuring sensitivity to changes in fuel prices, our anticipated fuel consumption for 2010 and 2011 was used.

If Won depreciates against U.S. dollar by 10.0% and all other variables are held constant from their levels as of December 31, 2009, we estimate that our unrealized foreign exchange translation losses will increase by (Won)714 billion in 2010, and by (Won)1,058 billion in 2011. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5B. “Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38 of the notes to our consolidated financial statements.

In addition, if Won depreciates against U.S. dollar by 10.0% and all other variables are held constant from their levels as of December 31, 2009, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by (Won)123 billion in 2010 and by (Won)112 billion in 2011, (2) as a result of increased interest expenses by (Won)49 billion in 2010 and by (Won)32 billion in 2011, and (3) as a result of increased fuel expenses by (Won)1,427 billion in 2010 and by (Won)1,503 billion in 2011.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2009, we estimate that our income before income taxes will decrease by (Won)105 billion in 2010 and by (Won)114 billion in 2011 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP). The above analysis considers the effects of such interest rate increase on short-term and long-term borrowings and does not reflect the positive impact on our pre-tax income of increased interest rates on our interest-bearing assets, if any.

If the fuel prices of anthracite and bituminous coal, oil and LNG rise by 10.0% and all other variables are held constant at their levels as of December 31, 2009, we estimate that our income before income taxes will decrease by (Won)1,457 billion in 2010 and by (Won)1,534 billion in 2011.

For comparative purposes, we also made the following modeling assumptions for the 2009 and 2010 sensitivity analysis based on the following assumptions:

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

If Won depreciates against U.S. dollar by 10.0% and all other variables are held constant from their levels as of December 31, 2008, we estimate that our unrealized foreign exchange translation losses will increase by

(Won)504 billion in 2009, and by (Won)672 billion in 2010. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during construction period on debt incurred for construction of utility plant are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5B. “Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38 of the notes to our consolidated financial statements.

In addition, if Won depreciates against U.S. dollar by 10.0% and all other variables are held constant from their levels as of December 31, 2008, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by (Won)120 billion in 2009 and by (Won)126 billion in 2010, (2) as a result of increased interest expenses by (Won)131 billion in 2009 and by (Won)89 billion in 2010, and (3) as a result of increased fuel expenses by (Won)1,654 billion in 2009 and by (Won)1,703 billion in 2010.

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

If the fuel prices of anthracite and bituminous coal, oil and LNG rise by 10.0% and all other variables are held constant at their levels as of December 31, 2008, we estimate that our income before income taxes will decrease by (Won)1,618 billion in 2009 and by (Won)1,666 billion in 2010.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. Depositary Fees and Charges

Under the terms of the Deposit Agreement in respect of our ADSs, the holder and beneficiary owners of ADSs, any party depositing or withdrawing or surrendering ADSs or ADRs, whichever applicable, may be required to pay the following fees and charges to JPMorgan Chase Bank acting as depositary for our ADSs:

Item	Services	Fees

1	Taxes and other governmental charges	As applicable

2	Registration of transfer of common shares generally on our shareholders’ register, any institution authorized under the applicable law to effect book-entry transfers of securities (including Korea Securities Depositary), or any entity that presently carries out the duties of registrar for the common shares, and applicable to transfers of common shares to the name of the Depositary or its nominee on the making of deposits or withdrawals	A fee of $1.50 or less per ADS

3	Cable, telex and facsimile transmission expenses	As applicable

4	Expenses incurred by the Depositary in the conversion of foreign currency	As applicable

5	Execution and delivery of ADRs and the surrender of ADRs	Fee of $0.05 or less per ADS

6	Cash distribution made by the Depositary or its agent	Fee of $0.02 or less per ADS

7	Fee for the distribution of proceeds of sales of securities or rights for distribution other than cash, common shares or rights to subscribe for shares, distribution in shares or distribution in rights to subscribe for shares	Lesser of (i) the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit by the holders of securities or common shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds

8	Depositary services performed in administering the ADRs (which fee shall be assessed against holders of ADSs as of the record date or dates and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions)	Fee of US$0.02 or less per ADS per calendar year

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (“DTC”), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set- off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges the ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. The ADS holders will receive prior notice of such changes.

Depositary Payments for the Fiscal Year 2009

The following table sets forth our expenses incurred in 2009, which were reimbursed by JPMorgan Chase Bank, N.A., acting as depositary for our ADSs:

	(In thousands of U.S. dollars)
Reimbursement of listing fees on the New York Stock Exchange	US$	134
Reimbursement of legal fees		673
Reimbursement of accounting fees		89
Reimbursement of expenses incurred in connection with obtaining credit ratings and other international financing-related activities		650
Contributions towards our investor relations efforts (including investor conferences, non-deal roadshows, and market information services)		246
Other		36

Total	US$	1,828

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.

Attestation Report of the Independent Registered Public Accounting Firm

Deloitte Anjin LLC has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is filed as Exhibit 15.5 to this report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Following an 18-month installation project for our enterprise resource planning (“ERP”) system, in October 2006, we commenced operating an integrated ERP system for a transparent and efficient management of the core ERP components, including personnel, accounting, procurement, construction and facilities maintenance. In addition, in March 2007, we launched a strategic enterprise management system that includes business warehouse, management information and business planning and simulation systems. We continue to upgrade and improve the ERP system, which is being used as our core information infrastructure.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Kim, Jung-Gook. Such member currently remains a member of the audit committee and is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Financial Investment Services and Capital Markets Act and the New York Stock Exchange listing standards. For biographic information of our audit committee financial expert, Kim, Jung-Gook, see Item 6A. “Directors and Senior Management”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required under Section 406 of the Sarbanes-Oxley Act of 2002, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics is available on our website on www.kepco.co.kr. We have not granted any waiver, including an implicit waiver, from a provision of the code of ethics to any of the above-mentioned officers during our most recently completed fiscal year.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2008 and 2009 for professional services rendered by our principal accountants for such year, for various types of services and a brief description of the nature of such services. Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, was our principal accountant for the years ended December 31, 2008 and 2009, and we currently expect them to serve as our principal accountant for the years ended December 31, 2010.

Type of services	Aggregate fees billed during the Year Ended December 31,				Nature of services
	2008 (Deloitte Anjin)		2009 (Deloitte Anjin)
	(In millions of Won)
Audit Fees	(Won)	1,575	(Won)	1,687	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		160		120	Accounting advisory service.
Tax Fees		13		14	Tax return and consulting advisory service.
All Other Fees		—		103	All other services which do not meet the three categories above.

Total	(Won)	1,748	(Won)	1,924

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Public Agencies Management Act, the Commercial Code of Korea, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Code, except to the extent the KEPCO Act and the Public Agencies Management Act otherwise require. In addition, as a listed company, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless the Financial Investment Services and Capital Markets Act of Korea otherwise provides.

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

The Public Agencies Management Act requires a number of changes in the appointment process for our executive officers, which we have incorporated in our amendment to our Articles of Incorporation in September 2007. A senior non-standing director appointed by the Minister of the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the Ministry of Knowledge and Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. Prior to the enactment of the Act, standing directors were appointed directly by the Minister of the Ministry of Knowledge and Economy. The non-standing directors must be appointed by the Minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

Under the Public Agencies Management Act and our Articles of Incorporation, a recommendation from the director nomination committee is required for the appointment of our executive officers, except in the case of reappointments. The director nomination committee consists of five to fifteen members, including private-sector members appointed by the board of directors. Non-standing directors must comprise at least the majority of the director nomination committee. One of the private-sector members must be able to represent our opinion and must not be currently employed by us. As required under the Public Agencies Management Act, we established an audit committee. At least two-thirds of the audit committee members must be non-standing directors, and at least one committee member must be an expert in finance or accounting. According to the Public Agencies Management Act, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Public Agencies Management Act or upon an event as specified in our Articles of Incorporation.

As required under Public Agencies Management Act, we submit to the Government by October 31 every year report on our mid long-term management goals. Under the Public Agencies Management Act, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the Minister of the Ministry of Knowledge and Economy and the review and resolution of the operation committee, the Minister of Strategy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the Minister of the Ministry of Knowledge and Economy must execute these plans and submit a performance report to the Minister of Strategy and Finance.

The Korea Electric Power Corporation Act and other laws that had conflicted with the Public Agencies Management Act were amended on May 17, 2010. We amended our Articles of Incorporation to reflect the relevant provisions of the Public Agencies Management Act at a general meeting of our shareholders resolution on September 7, 2007. We also revised our internal regulations as necessary to comply with the Public Agencies Management Act.

Differences in Korean/New York Stock Exchange Corporate Governance Practices

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. Under the NYSE Listed Company Manual, we as foreign private issuers are required to disclose significant differences between NYSE”s corporate governance standards and those we follow under Korean law. The following summarizes some significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE under the listing rules of the NYSE:

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of an independent director satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE rules include detailed tests for determining director independence. While as a foreign private issuer, we are exempt from this requirement, our board of directors is in compliance with this requirement as it currently consists of 15 directors, of which eight directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Under the Public Agencies Management Act, more than one-half of our directors must be non-standing directors. The Financial Investment Services and Capital Markets Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Public Agencies Management Act) as an “outside” or “non-executive” director. Under the Public Agencies Management Act, a non-standing director is appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, fourteen exclusive sessions were held in 2009 in order to promote the exchange of diverse opinions by non-standing directors.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our audit committee is comprised of three outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Consistent with the application of the legal requirements then in effect, in June 2005, we amended our Articles of Incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act and established a board of auditors, consisting of one standing auditor and two non-standing auditors. Beginning in the second half of 2005, our board of auditors performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Following the enactment of the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise,” which is required to establish an audit committee in lieu of a board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we further amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Currently, our audit committee consists of three independent directors. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements.

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Public Agencies Management Act, we are required to have a director nomination committee which consists of non-standing directors and ad hoc members appointed by our Board of Directors. Our standing directors and executives as well as governmental officials that are not part of the teaching staff in national and public schools are ineligible to become a member of our director nomination committee. There is no requirement to establish a corporate governance committee under applicable Korean law.

Pursuant to the NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. No such requirement currently exists under applicable Korean law.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, as well as all financial, accounting and other officers that are involved in the preparation and disclosure of our consolidated financial statements and internal control of financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics applicable to our executive officers as well as the financial officers of the holding company and its subsidiaries are available on www.kepco.co.kr.

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans. Meanwhile, we currently don’t have any equity compensation plans.

Annual Certification of Compliance

Under the NYSE listing rules, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. As a foreign private issuer, we are not subject to this requirement. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. In addition, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. An annual written affirmation is required to be submitted to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F. We have been in compliance with this requirement in all material respects and plan to submit such affirmation within the prescribed time line.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 “Exhibits” for a list of all financial statements and schedules filed as part of this report.

ITEM 19. EXHIBITS

(a) Financial Statements filed as part of this Annual Report

See Index to Financial Statements on page F-1 of this report.

(b) Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page E-1 of this report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Ssang-Su
Name:	Kim, Ssang-Su
Title:	President and Chief Executive Officer

Date: June 29, 2010

INDEX TO FINANCIAL STATEMENTS

Page

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-3

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea South-East Power Co., Ltd.)	F-5

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea Southern Power Co., Ltd.)	F-6

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Internal Control Over Financial Reporting (Korea Southern Power Co., Ltd.)	F-7

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea Midland Power Co., Ltd.)	F-8

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Internal Control Over Financial Reporting (Korea Midland Power Co., Ltd.)	F-9

Report of Independent Registered Public Accounting Firm Samil PricewaterhouseCoopers, a member firm of PricewaterhouseCoopers (Korea Western Power Co., Ltd.)	F-10

Consolidated statements of financial positions as of December 31, 2008 and 2009	F-11

Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009	F-13

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2007, 2008 and 2009	F-14

Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009	F-16

Notes to the consolidated financial statements	F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (collectively referred to as the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for, each of the three years in the period ended December 31, 2009, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries whose financial statements reflect 10.5 and 9.9 percent of consolidated total assets as of December 31, 2008 and 2009, and 40.7, 26.0 and 24.4 percent of consolidated total revenue for the years ended December 31, 2007, 2008 and 2009. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2007, 2008 and 2009, and the results of their operations, changes in their shareholders’ equity and their cash flows for the years then ended, in conformity with the Korea Electric Power Corporation Act, Accounting Regulations for Public Enterprise·Associate Government Agency and accounting principles generally accepted in the Republic of Korea.

Our audit also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 of the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audits and the reports of the other auditors.

/s/ Deloitte Anjin LLC

Seoul, Korea
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’ (collectively referred to as the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of certain subsidiaries whose financial statements reflect total assets and revenues constituting 9.9 percent and 24.4 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009. The effectiveness of certain consolidated subsidiaries’ internal control over financial reporting was audited by other auditor whose reports have been furnished to us, and our opinion, insofar as it relates to the effectiveness of certain consolidated subsidiaries’ internal control over financial reporting, is based solely on the reports of the other auditor.

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

In our opinion, based on our audit and the reports of the other auditor, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, our report dated June 28, 2010, expressed an unqualified opinion on those financial statements with explanatory paragraphs relating to our audits comprehending the translation of Korean won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/  Deloitte Anjin LLC

Seoul, Korea

June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea South-East Power Co., Ltd.:

We have audited the accompanying statements of operations, disposition of deficit, changes in shareholder’s equity and cash flows of Korea South-East Power Co., Ltd. (the “Company”) for the year ended December 31, 2007, all expressed in Korea Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations of Korea South-East Power Co. Ltd. and its cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.

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

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea Southern Power Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Korea Southern Power Co., Ltd. (a wholly owned subsidiary of Korea Electric Power Corporation (“KEPCO”)) and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Southern Power Co., Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the Republic of Korea.

As further described in Note 7 to the consolidated financial statements, the Company derives substantially all of its operating revenue from KEPCO and engages in other significant transactions with related parties.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the note 27 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in the note 3 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2010 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

June 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholder

Korea Southern Power Co., Ltd.:

We have audited Korea Southern Power Co., Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Korea Southern Power Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

June 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Korea Midland Power Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Korea Midland Power Co., Ltd. (a wholly owned subsidiary of Korea Electric Power Corporation (“KEPCO”)) and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the Republic of Korea.

As further described in Note 7 to the consolidated financial statements, the Company derives substantially all of its operating revenue from KEPCO and engages in other significant transactions with related parties.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(t) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholder

Korea Midland Power Co., Ltd.:

We have audited Korea Midland Power Co., Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Korea Midland Power Co. Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements financial position of the Company as of December 31, 2009 and 2008, and related consolidated statements of operations, changes in stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 28, 2010 expressed an unqualified opinion on those financial statements.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Korea Western Power Co., Ltd.

In our opinion, statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2007 present fairly, in all material respects, the results of operations and cash flows of Korea Western Power Co., Ltd. for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the financial statements.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

June 24, 2008

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2008 AND 2009

	Won				U.S. dollars (Note 2)
	2008		2009		2009
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 4):	(Won)	109,305,083	(Won)	115,483,190	$99,242,203
Less: accumulated depreciation		(44,351,255)		(50,183,508)	(43,125,947)
Less: accumulated impairment losses		—		(22,935)	(19,710)
Less: construction grants		(5,336,110)		(6,152,485)	(5,287,230)

		59,617,718		59,124,262	50,809,316
Construction in-progress		10,177,567		14,909,169	12,812,417

Net property, plant and equipment		69,795,285		74,033,431	63,621,733

Investments and other assets:
Long-term investment securities (Note 6)		2,717,195		3,542,283	3,044,114
Long-term loans (Note 7)		605,585		584,327	502,150
Financial derivatives (Note 25)		1,326,546		756,034	649,709
Intangible assets (Notes 5 and 32)		946,847		682,345	586,383
Deferred income tax assets (Note 28)		1,963,520		1,689,851	1,452,199
Other non-current assets (Notes 8, 9, 20 and 33)		504,408		890,860	765,574

Total non-current assets		77,859,386		82,179,131	70,621,862

Current assets:
Cash and cash equivalents (Notes 9 and 20)		1,452,286		1,489,390	1,279,930
Trade receivables, less allowance for doubtful accounts of (Won)48,161 million in 2008 and (Won)61,094 million in 2009 (Notes 20, 31 and 32)		2,806,974		3,189,923	2,741,307
Other accounts receivable, less allowance for doubtful accounts of (Won)19,509 million in 2008 and (Won)28,380 million in 2009 (Notes 5, 20, 31 and 32)		725,578		1,341,520	1,152,855
Short-term investment securities (Note 6)		14,502		10,420	8,955
Short-term financial instruments (Notes 9 and 20)		316,442		356,115	306,033
Financial derivatives (Note 25)		3		144,449	124,134
Inventories (Notes 4 and 10)		4,272,098		3,894,878	3,347,122
Deferred income tax assets (Note 28)		563,163		353,103	303,444
Other current assets (Notes 7, 11 and 20)		188,178		249,102	214,071

Total current assets		10,339,224		11,028,900	9,477,851

Total assets	(Won)	88,198,610	(Won)	93,208,031	$80,099,713

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(CONTINUED)

AS OF DECEMBER 31, 2008 AND 2009

	Won				U.S. dollars (Note 2)
	2008		2009		2009
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock of (Won)5,000 par value authorized 1,200,000,000 shares—Issued and outstanding 641,567,712 shares in 2008 and 2009 (Note 12)	(Won)	3,207,839	(Won)	3,207,839	$2,756,704
Capital surplus (Notes 3 and 12)		14,558,531		14,668,563	12,605,649
Capital adjustments (Note 13)		(741,489)		(741,587)	(637,294)
Accumulated other comprehensive income (Notes 14)		435,064		487,211	418,692
Retained earnings:
Appropriated (Note 15)		26,462,200		23,509,731	20,203,438
Before appropriations		(2,960,276)		(104,523)	(89,823)
Noncontrolling interest in consolidated subsidiaries		312,945		376,573	323,614

Total shareholders’ equity		41,274,814		41,403,807	35,580,980

Long-term liabilities:
Long-term debt, net (Notes 18 and 31)		23,304,173		27,840,626	23,925,258
Borrowings under conditional agreements (Note 19)		14,638		15,317	13,163
Long-term other account payable (Note 22)		3,576,369		3,576,369	3,073,406
Accrual for retirement and severance benefits, net (Note 21)		1,735,457		1,772,680	1,523,379
Liability for decommissioning costs (Note 22)		5,470,764		5,695,224	4,894,276
Provision for decontamination of transformer (Note 23)		249,947		231,470	198,917
Reserve for self insurance		115,268		121,416	104,341
Financial derivatives (Note 25)		21,297		34,983	30,063
Deferred income tax liabilities (Note 28)		1,193,709		972,077	835,369
Other long-term liabilities		706,311		796,359	684,363

Total long-term liabilities		36,387,933		41,056,521	35,282,535

Current liabilities:
Trade payables (Notes 20, 31 and 32)		2,304,934		1,928,442	1,657,235
Other accounts payable (Notes 20, 31 and 32)		794,155		835,067	717,627
Short-term borrowings (Note 17)		1,357,710		684,480	588,218
Current portion of long-term debt, net (Note 18)		4,444,783		5,778,813	4,966,109
Income tax payable		461,707		82,844	71,193
Accrued expense		386,061		531,167	456,466
Financial derivatives (Note 25)		56		3,023	2,598
Deferred income tax liabilities (Note 28)		14,125		18,023	15,488
Other current liabilities (Notes 20 and 24)		772,332		885,844	761,264

Total current liabilities		10,535,863		10,747,703	9,236,198

Total liabilities		46,923,796		51,804,224	44,518,733

Commitments and contingencies (Note 33)
Total shareholders’ equity and liabilities	(Won)	88,198,610	(Won)	93,208,031	$80,099,713

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Won						U.S. dollars (Note 2)
	2007		2008		2009		2009
	(In millions, except per share amounts)						(In thousands, except per share amounts)

OPERATING REVENUES: (Notes 31 and 32)
Sale of electricity	(Won)	28,501,480	(Won)	30,708,544	(Won)	33,091,577	$28,437,741
Other operating revenues		635,740		851,556		902,275	775,383

		29,137,220		31,560,100		33,993,852	29,213,124

OPERATING EXPENSES (Notes 26, 27, 31 and 32):
Power generation, transmission and distribution costs		21,859,590		27,101,532		25,829,287	22,196,783
Purchased power		2,584,097		4,433,889		3,666,468	3,150,834
Other operating costs		261,679		1,083,050		1,238,619	1,064,426
Selling and administrative expenses		1,610,179		1,739,702		1,544,656	1,327,423

		26,315,545		34,358,173		32,279,030	27,739,466

OPERATING INCOME (LOSS)		2,821,675		(2,798,073)		1,714,822	1,473,658

OTHER INCOME (EXPENSES):
Interest income		186,315		170,951		113,865	97,852
Interest expenses		(737,121)		(1,000,773)		(1,583,863)	(1,361,116)
Gain (loss) on foreign currency transactions and translation, net		(144,948)		(1,845,392)		662,812	569,597
Donations		(155,437)		(40,112)		(21,109)	(18,140)
Equity income of affiliates, net (Note 6)		119,564		98,611		22,473	19,313
Gain on disposal of investments, net		13,021		4,241		310	266
Impairment loss on investment securities (Note 6)		—		—		(60,636)	(52,108)
Gain (loss) on disposal of property, plant and equipment, net		(2,325)		14,305		38,896	33,426
Valuation gain (loss) on financial derivatives, net (Note 25)		24,230		1,341,887		(357,004)	(306,797)
Loss on early repayment of exchangeable bond (Note 18)		—		—		(540,593)	(464,567)
Other, net		268,359		210,752		332,440	285,688

		(428,342)		(1,045,530)		(1,392,409)	(1,196,586)

INCOME (LOSS) BEFORE INCOME TAX		2,393,333		(3,843,603)		322,413	277,072
INCOME TAX EXPENSES (BENEFITS) (Note 28)		926,165		(929,564)		370,145	318,090

NET INCOME (LOSS)		1,467,168		(2,914,039)		(47,732)	(41,018)

Controlling interest	(Won)	1,426,457	(Won)	(2,955,339)	(Won)	(96,716)	$(83,114)
Noncontrolling interest		40,711		41,300		48,984	42,096

	(Won)	1,467,168	(Won)	(2,914,039)	(Won)	(47,732)	$(41,018)

BASIC EARNINGS (LOSS) PER SHARE (Note 29)	(Won)	2,294	(Won)	(4,746)	(Won)	(155)	$(0.13)

DILUTED EARNINGS (LOSS) PER SHARE (Note 29)	(Won)	2,258	(Won)	(4,746)	(Won)	(155)	$(0.13)

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
Balances at January 1, 2007	(Won)	3,207,839	(Won)	14,517,143	(Won)	(796,980)	(Won)	37,895	(Won)	26,118,850	(Won)	150,740	(Won)	43,235,487
Net income		—		—		—		—		1,426,457		40,711		1,467,168
Dividends declared		—		—		—		—		(621,080)		—		(621,080)
Exercise of conversion right		—		(9,487)		—				—		—		(9,487)
Gain on disposal of subsidiary’s securities		—		46,945		—				—		—		46,945
Changes in treasury stock		—		3,655		55,155		—		—		—		58,810
Changes in unrealized losses on available-for-sale securities, net		—		—		—		(1,309)		—		—		(1,309)
Equity in other comprehensive income of affiliates		—		—		—		7,734		—		—		7,734
Changes in translation adjustments of foreign subsidiaries		—		—		—		28,859		—		—		28,859
Changes in valuation of derivatives		—		—		—		10,736		—		—		10,736
Changes in minority interests		—		—		—		—		—		42,990		42,990

Balances at December 31, 2007		3,207,839		14,558,256		(741,825)		83,915		26,924,227		234,441		44,266,853

Net income (loss)		—		—		—		—		(2,955,339)		41,300		(2,914,039)
Dividends declared (Note 16)		—		—		—		—		(466,964)		—		(466,964)
Exercise of conversion right		—		(61)		—		—		—		—		(61)
Gain on disposal of subsidiary’s securities		—		148		—		—		—		—		148
Gain on disposal of treasury stock, net of tax		—		188		—		—		—		—		188
Changes in treasury stock		—		—		336		—		—		—		336
Changes in unrealized losses on available-for-sale securities		—		—		—		(8,274)		—		—		(8,274)
Equity in other comprehensive income of affiliates		—		—		—		205,359		—		—		205,359
Changes in translation adjustments of foreign subsidiaries		—		—		—		45,266		—		—		45,266
Changes in valuation of derivatives		—		—		—		108,798		—		—		108,798
Changes in minority interests		—		—		—		—		—		37,204		37,204

Balance at December 31, 2008		3,207,839		14,558,531		(741,489)		435,064		23,501,924		312,945		41,274,814

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total

Net income (loss)		—		—		—		—		(96,716)		48,984		(47,732)
Changes in discount on stock issuance		—		—		(98)		—		—		—		(98)
Changes in other capital surplus		—		110,032		—		—		—		—		110,032
Changes in unrealized losses on available-for-sale securities		—		—		—		18,086		—		—		18,086
Equity in other comprehensive income of affiliates		—		—		—		107,968		—		—		107,968
Changes in translation adjustments of foreign subsidiaries		—		—		—		(31,303)		—		—		(31,303)
Changes in valuation of derivatives		—		—		—		(42,604)		—		—		(42,604)
Changes in minority interests		—		—		—		—		—		14,644		14,644

Balances at December 31, 2009	(Won)	3,207,839	(Won)	14,668,563	(Won)	(741,587)	(Won)	487,211	(Won)	23,405,208	(Won)	376,573	(Won)	41,403,807

U.S. dollars (In thousands) (Note 2)		$2,756,704		$12,605,649		$(637,294)		$418,692		$20,113,615		$323,614		$35,580,980

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Won						U.S. dollars (Note 2)
	2007		2008		2009		2009
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	1,467,168	(Won)	(2,914,039)	(Won)	(47,732)	$(41,018)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		5,829,915		6,233,033		6,318,534	5,429,927
Property, plant and equipment removal loss		295,589		302,288		276,724	237,807
Provision for severance and retirement benefits		329,771		483,909		238,001	204,530
Provision for decommissioning costs, net		339,749		379,281		223,387	191,971
Provision for decontamination of Transformer, net		21,938		13,016		16,222	13,941
Bad debt expense		22,966		20,616		28,397	24,403
Amortization of discount on debentures Issued and long-term loans, net		37,231		38,735		197,217	169,481
Loss (gain) on foreign currency translation, net		105,009		1,586,241		(659,151)	(566,451)
Equity income of affiliates, net		(119,564)		(98,611)		(22,473)	(19,313)
Impairment loss on investment securities		—		—		60,636	52,108
Gain on disposal of property, plant and equipment, net		(1,151)		(14,305)		(38,896)	(33,426)
Deferred income tax expense, net		(87,811)		(1,540,780)		282,931	243,141
Valuation loss (gain) on financial derivatives		(24,230)		(1,341,887)		357,004	306,797
Transaction loss on financial derivatives		5,430		154,114		(42,856)	(36,829)
Loss on early repayment of exchangeable bond		—		—		540,593	464,567
Other losses (gains), net		48,391		(135,364)		38,859	33,394
Changes in assets and liabilities:
Trade receivables		(68,161)		(216,627)		(452,910)	(389,215)
Other accounts receivable		196,154		(176,891)		229,266	197,023
Inventories		(761,930)		(1,779,959)		(672,328)	(577,775)
Investments under the equity method		49,432		33,102		28,973	24,898
Other current assets		(69,909)		55,700		6,610	5,680
Trade payables		399,582		773,558		(315,952)	(271,518)
Other accounts payable		(443,698)		69,415		(33,951)	(29,176)
Income tax payable		(421,964)		(14,157)		(387,739)	(333,209)
Accrued expense		40,627		41,973		(9,150)	(7,863)
Other current liabilities		(8,107)		83,130		58,274	50,079
Payment of severance and retirement benefits, net		(84,080)		(78,204)		(173,430)	(149,040)
Payment of decommissioning costs		(7,324)		(8,791)		(254,287)	(218,525)
Payment of other provision		(31,108)		(54,238)		(114,793)	(98,649)
Other, net		(76,255)		67,032		62,511	53,719

Net cash provided by operating activities		6,983,660		1,961,290		5,738,491	4,931,459

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Won						U.S. dollars (Note 2)
	2007		2008		2009		2009
	(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	38,953	(Won)	47,669	(Won)	232,274	$199,608
Additions to property, plant and equipment		(8,544,771)		(8,924,622)		(11,243,965)	(9,662,669)
Receipt of construction grants		1,055,465		1,141,724		1,197,173	1,028,808
Proceeds from disposal of investment securities		48,369		71,308		119	102
Acquisition of investment securities		(550,341)		(164,014)		(752,164)	(646,383)
Increase in long-term loans, net		(10,627)		(177,278)		(2,628)	(2,258)
Acquisition of intangible assets		(170,822)		(360,604)		(249,677)	(214,564)
Increase in other non-current assets		(39,490)		(157,363)		(330,207)	(283,768)
Increase in short-term financial instruments, net		(419,629)		1,357,132		97,787	84,035
Decrease in current portion of long-term loans, net		41,318		23,095		39,616	34,045

Net cash used in investing activities		(8,551,575)		(7,142,953)		(11,011,672)	(9,463,044)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		5,197,868		9,887,176		11,821,305	10,158,815
Proceeds from borrowings under conditional agreements		560		3,032		3,447	2,962
Repayment of long-term debt		(4,247,010)		(4,681,712)		(5,964,054)	(5,125,299)
Proceed from short-term borrowings, net		317,160		509,670		(594,340)	(510,755)
Proceeds from treasury stock, net		58,988		—		—	—
Dividends paid		(641,638)		(492,286)		(45,920)	(39,462)
Settlement of financial derivatives		461,147		(211,688)		37,056	31,845
Other, net		121,016		11,023		35,772	30,741

Net cash provided by financing activities		1,268,091		5,025,215		5,293,266	4,548,847

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		—		(4,689)		661	568
CHANGE IN CASH AND CASH EQUIVALENTS FROM THE TRANSLATION OF FOREIGN SUBSIDIARIES		28,261		39,094		16,358	14,057
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(271,563)		(122,043)		37,104	31,887
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,845,892		1,574,329		1,452,286	1,248,043

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	1,574,329	(Won)	1,452,286	(Won)	1,489,390	$1,279,930

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS DECEMBER 31, 2008 AND 2009

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. On April 1, 2007 KEPCO was designated as a market orientated enterprise by the Government of the Republic of Korea.

On October 28, 2009, Korea Development Bank (the “KDB”) transferred its 29.95% shares of the Company to Korea Finance Corporation (the “KoFC”); both are wholly owned companies by the Korean Government. As of December 31, 2009, the Korean Government, KoFC, and foreign investors held 21.12%, 29.95% and 24.85%, respectively of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Knowledge Economy (the “MKE”) on January 21, 1999 (the “Restructuring Plan”), the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In addition, KEPCO has been contemplating the gradual privatization of KEPCO’s power generation subsidiaries and distribution business. In 2002, the Company commenced the sale of one of its generation subsidiaries. However, this sale was delayed due to unfavorable stock market conditions at the time. The Company intends to resume its stock-listing process in due course, after taking into consideration the overall stock market and other pertinent matters. The privatization of the power generation subsidiaries may result in a change in pricing of electric power, operational organization, related regulations and general policies for supply and demand of energy. The privatization of KEPCO’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004. In lieu of privatization, the Korea Tripartite Commission recommended the creation of independent business divisions, namely, the “strategic business units,” to create internal competition among the business divisions and ultimately to improve efficiency. On September 25, 2006, KEPCO established nine strategy business units with a separate management structure with limited autonomy, separate financial accounting and performance evaluation criteria, which, together with certain other business units of KEPCO, were restructured into 13 integrated business units with a focus on profit maximization in December 2008, following a two-year evaluation period.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise-Associate Government Agency, which have been approved by the Korean Ministry of Strategy and Finance and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by those who are informed about Korean accounting principles and practices, the KEPCO Act and Accounting Regulations for Public Enterprise-Associate Government Agency. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The Korea Accounting Standards Board (the “KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Company prepared its financial statements as of December 31, 2009 in accordance with Financial Accounting Standards and SKAS in the Republic of Korea.

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

In 2007, the Company also adopted amended SKAS No. 16—“Income Taxes” which are amended such that additional payment of income taxes and income tax refunds, formerly classified as other income (expenses), are reclassified as income taxes. Moreover, consolidated subsidiaries’ deferred income tax assets and liabilities, formerly recorded at net amount, are separately recorded in the consolidated statements of financial position.

In 2008, according to the revision of Clause 2, Article 1 of the Act on External Audit for Stock Companies, the Company renamed the “balance sheet” to “statement of financial position” effective for financial statement issued for fiscal years beginning after January 1, 2009. In addition, “balance sheet date” changed to “end of the reporting period.”

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

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For downstream sales, the full amount of intercompany profit is eliminated in the consolidated statements of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated as of December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	233,627	5,070	238,697
Intangible assets		9,367	2	9,369

	(Won)	242,994	5,072	248,066

	Won (millions)
	2009
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	251,903	55,359	307,262
Intangible assets		3,515	43	3,558

	(Won)	255,418	55,402	310,820

(d)	Consolidated Subsidiaries

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2008	2009
Korea Hydro & Nuclear Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea South-East Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea Midland Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea Western Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea Southern Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea East-West Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea Power Engineering Co., Inc.	1977	97.9	77.9	Engineering for utility plant

KPS Co., Ltd.	1984	80.0	80.0	Utility plant maintenance

KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel

Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services

Garolim Tidal Power Plant Co., Ltd.(*3,4)	2007	—	49.0	Power generation

KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company

KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2008	2009
KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company

KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company

KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company

KEPCO Philippines Corporation(*2)	1995	100.0	100.0	Utility plant rehabilitation and operation

KEPCO Ilijan Corporation(*2)	1997	51.0	51.0	Construction and operation of utility plant

KEPCO SPC Power Corporation	2005	60.0	60.0	Construction and operation of utility plant

KEPCO Lebanon SARL	2006	100.0	100.0	Operation of utility plant

KEPCO Neimenggu International Ltd.	2006	100.0	100.0	Holding Company

KEPCO Shanxi international Ltd.	2007	100.0	100.0	Holding Company

KOMIPO Global Pte Ltd.	2007	100.0	100.0	Construction and operation of utility plant

KEPCO Canada Energy Inc.(*3)	2008	—	100.0	Holding Company

KEPCO Netherlands B.V.(*3)	2009	—	100.0	Holding Company

KEPCO Imouraren Uranium Investment Ltd.(*3)	2009	—	100.0	Uranium mine development

KEPCO Australia Pty. Ltd.(*3)	2005	—	100.0	Resources development

KOSEP Australia Pty. Ltd.(*3)	2007	—	100.0	Resources development

KOMIPO Australia Pty. Ltd.(*3)	2007	—	100.0	Resources development

KOWEPO Australia Pty. Ltd.(*3)	2007	—	100.0	Resources development

KOSPO Australia Pty. Ltd.(*3)	2007	—	100.0	Resources development

(*1)	Six new power generation subsidiaries were established on April 2, 2001 through the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

(*2)	Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant facilities will be transferred to the National Power Corporation of Philippines free of any liens or encumbrances and without any payment of compensation.

(*3)	As of December 31, 2009, Garolim Tidal Power Plant Co., Ltd, KEPCO Canada Energy Inc., KEPCO Netherlands B.V., KEPCO Imouraren Uranium Investment Ltd., KEPCO Australia Pty., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd. and KOSPO Australia Pty Ltd. was newly included in consolidation.

(*4)	The Company owns less than 50% of the shares of Garolim Tidal Power Plant Co., Ltd. However, Garolim Tidal Power Plant Co., Ltd. was included in consolidation as the Company holds power to appoint or remove the majority of the members of the board of directors or equivalent governing body.

The power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEP)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (EWP)	Thermoelectric power plant in Dangjin

(e)	Affiliates Accounted for Using the Equity Method

Affiliate	Year of establishment	Ownership percentage (%)		Primary business
		2008	2009
Korea Gas Corporation	1983	24.5	24.5	Importing and wholesaling LNG
Korea District Heating Co., Ltd.	1985	26.1	26.1	Generating and distributing electricity and heat
LG Powercom Corporation	2000	38.8	38.8	Leasing telecommunication lines and providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Electricity metering
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd.	2005	40.0	40.0	Construction and operation of utility plant
SPC Power Corporation	2006	40.0	40.0	Operation of utility plant
Datang Chifang Renewable Power Co., Ltd.	2006	40.0	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	34.0	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd	2001	15.0	15.0	Wind power generating
Hyundai Green Power Co., Ltd.	2007	29.0	29.0	Generating electricity
Cheongna Energy Co., Ltd.	2005	27.0	27.0	Generating and distributing vapor and hot/cold water
PT. Cirebon Electric Power	2007	27.5	27.5	Construction and operation of utility plant
Eco Biomass Energy Sdn. Bhd.	2009	—	40.0	combined heat and power generation and CDM business
Denison Mines Corporation	2003	—	17.1	Uranium exploration and development
Rabigh Electricity Company	2009	—	40.0	Construction and operation of utility plant
KNOC Nigerian East Oil Co., Ltd.	2005	—	14.6	Oil and gas exploration in Nigeria
KNOC Nigerian West Oil Co., Ltd.	2005	—	14.6	Oil and gas exploration in Nigeria
SET Holdings	2008	—	2.5	Construction and operation of uranium enrichment plant
Areva NC Expansion	2007	—	15.0	Imouraren uranium mine development in Niger.

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the years ended December 31, 2007, 2008 and 2009, the amounts of capitalized interest were (Won)240,165 million, (Won)309,971 million and (Won)293,999, respectively.

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

As described in Note 1(v), in 2004, the Company adopted SKAS No. 17, “Provisions, Contingent Liabilities and Contingent Assets”, and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and low & intermediate radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line for dismantling costs and units-of-production depreciation method for spent fuel.

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

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas held-to-maturity and available-for-sale securities are classified as long-term investment securities, except for those whose maturity dates or whose likelihood of being disposed of are within one year from the end of the reporting period, which are classified as short-term investment securities.

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

Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in accumulated other comprehensive income (loss), until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of accumulated other comprehensive income (loss) is reflected in current operations. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the end of the reporting period. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each end of the reporting period to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

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

Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When a held-to-maturity security is reclassified into as a available-for-sale security, the difference between the book value and fair value is reported in accumulated other comprehensive income (loss). Whereas, in case of an available-for-sale security being reclassified into a held-to-maturity security, the difference is reported in accumulated other comprehensive income (loss) and amortized over the remaining term of the securities using the effective interest method.

(i)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, if the Company has significant influence over its investment, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and accumulated other comprehensive income in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings, and changes in capital surplus and accumulated other comprehensive income (loss).

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

Under the equity method of accounting, unrealized gains and losses on transactions with an investee are eliminated to the extent of the Company’s interest in the investee. However, unrealized gains and losses from a down-stream transaction with a subsidiary is eliminated in its entirety.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the end of the reporting period while profit and loss items in the statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are netted and recognized as part of accumulated other comprehensive income (loss).

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

The Company assesses its intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

A rollforward of the allowance for doubtful accounts of trade receivables is as follows:

	Won (millions)
	2007		2008	2009

Balance at beginning of the year	(Won)	50,173	53,924	48,161
Provision for bad debts		22,163	20,616	28,397
Reversal of allowance for doubtful accounts		(393)	(2,173)	(726)
Write off		(18,019)	(24,206)	(14,738)

Balance at end of the year	(Won)	53,924	48,161	61,094

(n)	Inventories

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

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the end of the reporting period is accrued in the accompanying consolidated statements of financial position.

Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company purchased individual severance insurance deposits, which meet the funding requirement for tax deduction purposes, in which the beneficiary is the respective employee, with a balance of (Won)455,223 million and (Won)490,061 million as of December 31, 2008 and 2009, respectively, and are presented as a deduction from the accrual of retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated statements of financial position as a reduction of the retirement and severance benefit liability. However, since April 1999, due to change in regulation such transfers to the National Pension Fund are no longer required.

(s)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Public Enterprise—Associate Government Agency, the Company provides a self-insurance reserve for loss from accidents and liabilities to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets 15.8 percent of all the non-insured buildings and machinery’s value. Payments made to settle applicable claims are charged to this reserve.

(t)	Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,257.5 and (Won)1,167.6 to US$1, the rate of exchange on December 31, 2008 and 2009, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at the current rate of exchange at the end of the reporting period while profit and loss items in the statement of income are translated at the average rate and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as an accumulated other comprehensive income.

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

In October 2004, Korea Accounting Standard Board issued SKAS No. 17, “Provision and Contingent Liability & Asset.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset included in property, plant and equipment. The liability for decommissioning costs is adjusted based on management’s best estimates on each end of the reporting period. Under SKAS No. 17, the discount rate was set at the date of adoption (January 1, 2004) and should be applied in all future periods. In addition, any new obligation arising from new plant would use the discount rate in effect at the time plant commences operations. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company subsequently depreciates the asset retirement costs of nuclear power plants and the asset retirement costs of loaded nuclear fuel using the straight-line and units-of-production depreciation method, respectively.

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

(y)	Dividends payable

Dividends are recorded when approved by the shareholders’ meeting.

(z)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income, after addition for the effect of expenses related to dilutive securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

(aa)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of shareholders’ equity in the consolidated statements of financial position.

(ab)	Use of Estimates

The preparation of consolidated financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

(ac)	Accounting Principles

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

(ad)	Elimination of Investments and Shareholders’ Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the KEPCO’s investments against the related investees’ shareholders’ equity at December 31, 2009 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount

Common stock	(Won)	3,592,314	Investments in affiliates	(Won)	19,227,493
Capital surplus		15,835,900	Consolidated capital surplus		2,060
Capital adjustments		(199)	Consolidated capital adjustments		(98)
Retained earnings		8,873,464	Consolidated retained earnings		8,698,373
Accumulated other comprehensive income		26,188	Accumulated other comprehensive income		22,694
			Minority interests		376,578
			Other		567

	(Won)	28,327,667		(Won)	28,327,667

(2) Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2009, have been translated into United States dollars at the rate of (Won)1,163.65 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3) Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of December 31, 2008 and 2009, the Company has a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2009, as announced by the Minister of Land and Transportation and Maritime Affairs is as follows:

	Won (millions)
Purpose	Book value		Declared value

Land—utility plant, transmission and distribution sites and other	(Won)	6,370,868	10,338,688

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the years ended December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2008
Land	(Won)	6,126,074	21,750	(22,096)	—	170,880	6,296,608
Buildings		7,291,784	761	(7,302)	(661,901)	643,924	7,267,266
Structures		28,405,415	1,002	(514)	(1,302,703)	2,718,515	29,821,715
Machinery		17,049,211	71,450	(3,372)	(3,168,570)	3,970,688	17,919,407
Vehicles		31,661	6,845	(26)	(19,459)	12,190	31,211
Loaded nuclear fuel		933,263	—	—	(416,977)	544,665	1,060,951
Capitalized asset retirement cost		1,859,958	—	—	(257,934)	205,770	1,807,794
Others		661,541	82,081	(54)	(172,227)	177,535	748,876
Construction in-progress		9,824,129	8,740,733	—	—	(8,387,295)	10,177,567
Construction grants		(4,619,883)	(1,141,724)	—	300,128	125,369	(5,336,110)

	(Won)	67,563,153	7,782,898	(33,364)	(5,699,643)	182,241	69,795,285

	Won (millions)
	2009
	Book value as of January 1, 2009		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2009
Land	(Won)	6,296,608	26,527	(160,315)	—	208,048	6,370,868
Buildings		7,267,266	15,087	(21,090)	(684,783)	329,857	6,906,337
Structures		29,821,715	288	(8,678)	(1,387,818)	2,302,908	30,728,415
Machinery		17,919,407	53,286	(52,348)	(3,396,540)	3,155,796	17,679,601
Vehicles		31,211	7,875	(787)	(18,552)	6,706	26,453
Loaded nuclear fuel		1,060,951	—	—	(447,294)	536,151	1,149,808
Capitalized asset retirement cost		1,807,794	—	—	(269,711)	167,792	1,705,875
Others		748,876	105,547	(3,008)	(203,477)	61,452	709,390
Construction in-progress		10,177,567	11,035,355	—	—	(6,303,753)	14,909,169
Construction grants		(5,336,110)	(1,197,173)	—	393,490	(12,692)	(6,152,485)

	(Won)	69,795,285	10,046,792	(246,226)	(6,014,685)	452,265	74,033,431

(*)	Others include transfers between asset categories, acquisition of capitalized asset retirement cost, and other non-cash items.

(4) Insured Assets

Insured assets as of December 31, 2009 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	(Won)	1,032,097
Buildings and machinery	Nuclear property insurance		1,763,968
Buildings, machinery and construction in progress	Construction and shipping insurance		14,198,991
Buildings	General insurance		23,693,482
Construction in progress	Construction insurance		140,862
Inventories and machinery	Shipping insurance		2,302,076
Buildings	Others		13,334,388

In addition, as of December 31, 2009, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accidents, construction and other general insurance for its utility plants and inventories and general insurance for vehicles.

(5) Intangible Assets

Changes in intangible assets for the years ended December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Amortization	Others(*1)	Book value as of December 31, 2008
Port facility usage right	(Won)	146,311	—	(8,128)	(56,940)	81,243
Water usage right		57,397	—	(16,952)	(131)	40,314
Dam usage right		2,017	—	(145)	4,237	6,109
Electricity usage right		50,935	47,907	(96,007)	36,100	38,935
Future radioactive wastes repository sites usage rights(*2)		300,000	—	—	—	300,000
Computer software and capitalized research and development costs		208,989	36,156	(85,034)	28,406	188,517
Others(*3)		75,678	276,541	(36,538)	(23,952)	291,729

	(Won)	841,327	360,604	(242,804)	(12,280)	946,847

	Won (millions)
	2009
	Book value as of January 1, 2009		Acquisitions	Amortization	Others(*1)	Book value as of December 31, 2009
Port facility usage right	(Won)	81,243	—	(6,601)	—	74,642
Water usage right		40,314	—	(16,952)	(293)	23,069
Dam usage right		6,109	—	(145)	—	5,964
Electricity usage right		38,935	5,498	(97,495)	66,610	13,548
Future radioactive wastes repository sites usage rights(*2)		300,000	—	—	(300,000)	—
Computer software and capitalized research and development costs		188,517	19,081	(71,315)	14,603	150,886
Others(*3)		291,729	225,098	(35,681)	(66,910)	414,236

	(Won)	946,847	249,677	(228,189)	(285,990)	682,345

(*1)	Others include transfers between asset categories and other non-cash items.

(*2)	In November 2005, Gyeongju City was selected as the repository site for Low and Intermediate-Level Radioactive Waste (LILRW). In relation to this future repository site, the Korean government enacted the ‘Special Act for the Region Hosting a Low and Intermediate Radioactive Waste Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company was obligated to pay (Won)300,000 million to the region to build the repository site. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities at December 31, 2005. The Company paid the entire amount in 2006.

In 2009, the Company reclassified (Won)300,000 million from intangible asset to other accounts receivable related to the disposal of its radio-asset waste facilities to Korea Radio-active Waste Management Corporation (KRMC). (Refer to note 22 and 38(j) for further information)

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

In addition, the Company expensed research and development cost amounting to (Won)602,753 million, (Won)618,008 million and (Won)575,473 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(6) Investment Securities

(a)	Short-term Investment securities as of December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009
Trading Securities	(Won)	13,960	9,980
Held-to-maturity securities		542	440

	(Won)	14,502	10,420

Held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1) :
Energy Savings Investment Cooperatives(*2)	48.0	(Won)	1,680	1,680
Korea Power Exchange(*3)	100.0		127,839	121,573
Hwan Young Steel Co., Ltd.	0.14		97	97
KNOC Nigerian East Oil Co., Ltd.	15.0		12	12
KNOC Nigerian West Oil Co., Ltd.	15.0		12	12
Dolphin Property Limited.	15.0		12	12
KEPCO Australia Pty Ltd.(*2)	100.0		15,588	15,588
KEPCO Canada Energy Ltd.(*2)	100.0		1,215	1,215
Korea Electric Power Nigeria Ltd.(*2)	100.0		76	76
Cockatoo Coal Ltd.(*4)	4.77		6,793	8,646
Other equity securities	—		58,728	58,599

			212,052	207,510

Held-to-maturity:
Government and municipal bonds			2,419	2,419

Total		(Won)	214,471	209,929

	Won (millions)
	2009
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1) :
Energy Savings Investment Cooperatives(*2)	48.0	(Won)	1,680	1,680
Korea Power Exchange(*3)	100.0		127,839	116,966
Hwan Young Steel Co., Ltd.	0.14		97	97
Dolphin Property Limited.	15.0		12	12
Korea Electric Power Nigeria Ltd.(*2)	100.0		76	76
Cockatoo Coal Ltd.(*4)	4.77		20,290	20,176
PT Adaro Energy Tbk(*5)	1.5		71,554	102,803
Other equity securities	—		34,741	34,277

			256,289	276,087

Held-to-maturity:
Government and municipal bonds			2,330	2,330

Total		(Won)	258,619	278,417

(*1)	The equity securities other than securities in Korea Power Exchange, Cockatoo Coal Ltd. and PT Adaro Energy Tbk are non-marketable securities and stated at cost due to the lack of information to determine fair value.

(*2)	As described in Note 1(i), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, as allowed per SKAS No. 8 “Investments in Securities”, as the difference between the equity method and cost is considered to be immaterial, the Company recorded the investment within available-for-sale securities at cost.

(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, considering the purpose of establishment and articles of incorporation of Korea Power Exchange, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale at fair value. Based on the valuation report by the third party, the Company recorded valuation loss of (Won)10,873 million for its investment in Korea Power Exchange, which have been accounted for as accumulated other comprehensive income in 2009.

(*4)	The investment of Cockatoo Coal Ltd. was listed on the Australian Securities Exchange and those securities are evaluated at quoted market value (closing price as of the reporting period). The Company recorded loss on valuation of (Won)114 million, which have been accounted for as accumulated other comprehensive income in 2009.

(*5)	The investment of PT Adaro Energy Tbk. which is Indonesia-based coal mining company was listed on the Jakarta Stock Exchange and those securities are evaluated at quoted market value (closing price as of the reporting period). The Company recorded gain on valuation of (Won)31,249 million, which have been accounted for as accumulated other comprehensive income in 2009.

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	1,022,928	1,022,928
Korea District Heating Co., Ltd.	26.1		5,660	186,445	186,445
LG Powercom Corporation	38.8		323,470	384,901	384,901
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	28,717	28,717
YTN	21.4		59,000	29,991	29,991
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		11,342	14,256	14,256
SPC Power Corporation	40.0		20,635	30,507	30,507
Datang Chifang Renewable Co., Ltd.	40.0		71,856	105,734	105,734
Gemeng International Energy Group Co. Ltd.	34.0		413,153	591,911	591,911
KEPCO Energy Resource Nigeria Limited.	30.0		8,463	8,646	8,646
Gangwon Wind Power Co., Ltd.	15.0		5,725	6,994	7,093
Hyundai Green Power Co. Ltd.	29.0		38,135	37,218	37,218
Cheongna Energy Co., Ltd.	27.0		1,800	4,823	4,823
PT. Cirebon Electric Power	27.5		48,679	54,096	54,096

		(Won)	1,110,405	2,507,167	2,507,266

	Won (millions)
	2009
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation(*1)	24.5	(Won)	94,500	1,256,891	1,256,891
Korea District Heating Co., Ltd.	26.1		5,660	226,596	226,596
LG Powercom Corporation(*1,*3)	38.8		323,470	351,349	326,096
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	26,553	26,553
YTN(*1)	21.4		59,000	35,074	35,076
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		16,500	18,131	18,131
SPC Power Corporation	40.0		20,635	28,691	28,580
Datang Chifang Renewable Co., Ltd.	40.0		78,574	108,998	108,997
Gemeng International Energy Group Co. Ltd.	34.0		413,153	546,300	546,300
KEPCO Energy Resource Nigeria Limited.	30.0		8,463	7,267	7,267
Gangwon Wind Power Co., Ltd.(*2)	15.0		5,725	7,360	7,412
Hyundai Green Power Co. Ltd.	29.0		38,135	36,253	36,253
Cheongna Energy Co., Ltd.	27.0		18,200	16,870	16,946
PT. Cirebon Electric Power	27.5		35,999	37,343	37,343
Eco Biomass Energy Sdn. Bhd.	40.0		6,529	6,529	6,529
Denison Mines Corporation(*1,*2)	17.1		84,134	152,479	64,176
Rabigh Electricity Company	40.0		1,357	(2,069)	—
KNOC Nigerian East Oil Co., Ltd.(*2,*4)	14.6		12	(4,048)	—
KNOC Nigerian West Oil Co., Ltd.(*2,*4)	14.6		12	(3,644)	—
SET Holdings(*2)	2.5		229,255	229,255	229,255
Areva NC Expansion(*2)	15.0		285,465	285,465	285,465

		(Won)	1,732,765	3,367,643	3,263,866

(*1)	The quoted market value (based on closing price at the Korea Stock Exchange as of December 31, 2009) of Korea Gas Corporation, LG Powercom and YTN as of December 31, 2009 was (Won)918,540 million, (Won)315,189 million and (Won)40,770 million respectively.

Denison Mines Corporation is listed on the Toronto Stock Exchange and New York Stock Exchange, and as of December 31, 2009, the quoted market value based on the Toronto Stock Exchange was (Won)84,751 million ((Won)86,005 million based on the New York Stock Exchange).

(*2)	Despite of holding less than 20% of the total number of voting stock of Gangwon Wind Power Co., Ltd., Denison Mines Corporation, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., SET Holdings and Areva NC Expansion, the Company utilizes the equity method of accounting to the investment, as the Company has significant influence over the operating and financial policies of those entities.

(*3)	As LG Telecom will merge LG Powercom on January 5, 2010, shares of LG Powercom which the Company owns will be exchanged for shares of LG Telecom. As a result of the merger, the recoverable amount is estimated as (Won)326,096 million, and (Won)60,636 million arising from difference between the recoverable amount and the book value is recognized as impairment loss on investments.

(*4)	In 2009, the Company discontinued applying the equity method in KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd., as the accumulated deficit carried over from prior years in the equity loss of affiliates exceeded the balance in investment, resulting in a net nil investment balance and additional losses of (Won)3,493 million and (Won)3,149 million for other investments. The Company had unrealized equity loss of affiliates (Won)555 million and (Won)495 million, respectively, as of December 31, 2009.

(d)	Changes in investments in affiliated companies under the equity method for the years ended December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008
	Book value as of January 1, 2008		Equity income (loss) of affiliates	Others(*1)	Book value as of December 31, 2008
Korea Gas Corporation	(Won)	938,137	108,192	(23,401)	1,022,928
Korea District Heating Co.		187,502	2,366	(3,423)	186,445
LG Powercom Corporation		389,326	6,041	(10,466)	384,901
Korea Electric Power Industrial Development, Ltd.		29,379	4,728	(5,390)	28,717
YTN		28,493	1,823	(325)	29,991
Gansu Datang Yumen Wind Power Co., Ltd.		7,543	(275)	6,988	14,256
SPC Power Corporation		22,580	493	7,434	30,507
Datang Chifang Renewable Co., Ltd.		64,159	4,883	36,692	105,734
Gemeng International Energy Group Co. Ltd.		413,153	(29,321)	208,079	591,911
KEPCO Energy Resource Nigeria Limited.		7,625	22	999	8,646
Gangwon Wind Power Co., Ltd		7,307	628	(842)	7,093
Hyundai Green Power Co. Ltd.		16,364	(372)	21,226	37,218
Cheongna Energy Co., Ltd.		1,499	(400)	3,724	4,823
KOMIPO Global Pte Ltd.		13,540	—	(13,540)	—
PT. Cirebon Electric Power		—	(197)	54,293	54,096

	(Won)	2,126,607	98,611	282,048	2,507,266

	Won (millions)
	2009
	Book value as of January 1, 2009		Equity income (loss) of affiliates	Others(*1)	Book value as of December 31, 2009
Korea Gas Corporation	(Won)	1,022,928	27,164	206,799	1,256,891
Korea District Heating Co.		186,445	39,110	1,041	226,596
LG Powercom Corporation		384,901	1,831	(60,636)	326,096
Korea Electric Power Industrial Development, Ltd.		28,717	3,607	(5,771)	26,553
YTN		29,991	5,283	(198)	35,076
Gansu Datang Yumen Wind Power Co., Ltd.		14,256	76	3,799	18,131
SPC Power Corporation		30,507	3,661	(5,588)	28,580
Datang Chifang Renewable Co., Ltd.		105,734	10,979	(7,716)	108,997
Gemeng International Energy Group Co. Ltd.		591,911	816	(46,427)	546,300
KEPCO Energy Resource Nigeria Limited.		8,646	(666)	(713)	7,267
Gangwon Wind Power Co., Ltd(*3)		7,093	1,170	(851)	7,412
Hyundai Green Power Co. Ltd.		37,218	(892)	(73)	36,253
Cheongna Energy Co., Ltd.(*3)		4,823	(320)	12,443	16,946
PT. Cirebon Electric Power		54,096	—	(16,753)	37,343
Eco Biomass Energy Sdn. Bhd.		—	—	6,529	6,529
Denison Mines Corporation(*3)		—	(17,788)	81,964	64,176
Rabigh Electricity Company(*2)		—	(44,889)	44,889	—
KNOC Nigerian East Oil Co., Ltd.		—	(3,506)	3,506	—
KNOC Nigerian West Oil Co., Ltd.		—	(3,163)	3,163	—
SET Holdings		—	—	229,255	229,255
Areva NC Expansion		—	—	285,465	285,465

	(Won)	2,507,266	22,473	734,127	3,263,866

(*1)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to capital surplus and gain (loss) on investment securities in accumulated other comprehensive income.

(*2)	As of December 31, 2009, unrealized profits of (Won)44,889 million arisen from transactions with the Company were eliminated.

(*3)	Details of changes in the differences between the acquisition cost and net asset value of equity method investees for the year ended December 31, 2009 is as follows:

	Won (millions)
	Beginning balance		Acquisition	Amortization (Reversal)	Ending balance
Gangwon Wind Power Co., Ltd	(Won)	98	—	(49)	49
Cheongna Energy Co., Ltd.		—	84	(8)	76
Denison Mines Corporation		—	89,453	(1,150)	88,303

Total	(Won)	98	89,537	(1,207)	88,428

The Company’s portion on the negative accumulated other comprehensive income amounts were (Won)2,480 million and (Won)27,510 million, and positive accumulated other comprehensive income amounts of (Won)332,453 million and (Won)465,451 million as of December 31, 2008 and 2009, respectively. Such amounts have been accounted for as unrealized gains and losses on equity securities of affiliates within shareholders’ equity as accumulated other comprehensive income of the Company.

(e)	Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2008 and 2009 is shown in the following table (Won in million). There are no significant differences between carrying value of investment and share of underlying net equity except for Denison Mines Corporation explained in Note 6(d).

	2008
Affiliated Companies	Total Assets		Total Liabilities	Sales	Net Income(Loss)
Korea Gas Corporation	(Won)	20,807,767	16,624,885	23,324,594	435,153
Korea District Heating Co.		2,382,031	1,666,926	1,189,916	9,072
LG Powercom Corporation		1,937,073	944,983	1,273,769	5,991
Korea Electric Power Industrial Development Co., Ltd.		128,479	69,873	261,090	12,833
YTN		187,383	47,424	104,441	8,731
Gansu Datang Yumen Wind Power Co., Ltd.		148,453	112,812	5,777	(688)
SPC Power Corporation		88,946	9,373	24,249	10,826
Datang Chifeng Renewable Co., Ltd.		785,065	521,100	47,090	15,188
Gemeng International Energy Group Co., Ltd.		1,741,968	1,051	12,524	(101,016)
KEPCO Energy Resource Nigeria Limited		57,463	28,641	3,663	74
Gangwon Wind Power Co.		155,491	108,867	16,099	4,358
Hyundai Green Power Co., Ltd.		163,032	34,695	—	(1,283)
Cheongna Energy Co., Ltd.		88,346	70,485	1,021	1,449
PT. Cirebon Electric Power		68,747	2,961	—	(726)

	2009
Affiliated Companies	Total Assets		Total Liabilities	Sales	Net Income(Loss)
Korea Gas Corporation	(Won)	22,933,499	17,794,943	19,391,829	215,404
Korea District Heating Co.		2,902,148	2,032,962	1,248,195	149,179
LG Powercom Corporation		2,043,231	1,137,621	1,468,313	25,853
Korea Electric Power Industrial Development Co., Ltd.		124,685	67,736	125,303	4,718
YTN		329,654	165,974	105,432	26,038
Gansu Datang Yumen Wind Power Co., Ltd.		135,760	90,256	11,583	189
SPC Power Corporation		87,873	13,369	27,507	9,479
Datang Chifeng Renewable Co., Ltd.		877,027	604,504	97,018	28,293
Gemeng International Energy Group Co., Ltd.		1,611,481	4,714	—	(14,013)
KEPCO Energy Resource Nigeria Limited.		33,990	9,767	—	(878)
Gangwon Wind Power Co.		148,096	99,025	28,603	8,060
Hyundai Green Power Co., Ltd.		376,924	251,915	—	(3,076)
Cheongna Energy Co., Ltd.		223,220	166,985	3,024	(1,011)
PT. Cirebon Electric Power		433,702	300,686	—	(3,879)
Eco Biomass Energy Sdn. Bhd.		10,919	—	—	—
Denison Mines Corporation		1,064,202	171,097	61,507	(141,534)
Rabigh Electricity Company		790,210	795,382	—	—
KNOC Nigerian East Oil Co., Ltd.		256,243	283,919	—	—
KNOC Nigerian West Oil Co., Ltd.		153,075	177,994	—	—
SET Holdings		2,351,637	11,795	—	—
Areva NC Expansion		102,709	7	—	—

(7) Loans to Employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2008 and 2009:

	Won (millions)
	2008		2009
Current portion of long-term loans	(Won)	32,899	42,175
Long-term loans		426,943	441,808

	(Won)	459,842	483,983

(8) Other Non-current Assets

Other non-current assets as of December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Leasehold deposits	(Won)	260,247	277,327
Assets received from KEDO (Note 33(d))		93,625	93,519
Loans for oversea business		21,192	372,972
Others		129,344	147,042

	(Won)	504,408	890,860

(9) Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for certain business purposes as of December 31, 2008 and 2009 as follows:

	Won (millions)
	2008		2009
Cash and cash equivalents	(Won)	88,835	77,469
Short-term financial instruments		50,000	65,858
Long-term financial instruments		5	5

	(Won)	138,840	143,332

(10) Inventories

Inventories as of December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009
Raw materials(*)	(Won)	2,336,236	2,346,478
Supplies		1,264,450	1,066,922
Other		671,412	481,478

	(Won)	4,272,098	3,894,878

(*)	As of December 31, 2008 and 2009 the Company has nuclear fuel in process amounting to (Won)1,211,558 million and (Won)1,590,958 million, respectively.

(11) Other Current Assets

Other current assets as of December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009
Current portion of long-term loans	(Won)	33,707	45,507
Accrued income		21,946	48,090
Advance payments		31,160	43,510
Prepaid expenses		35,772	35,497
Others		65,593	74,910

	(Won)	188,178	247,514

(12) Shareholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of common stock and non-voting preferred stock, par value (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As of December 31, 2009, 641,567,712 shares of common stock have been issued.

(b)	Capital Surplus

Capital surplus as of December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Paid-in capital in excess of par value	(Won)	835,140	835,140
Reserves for asset revaluation		12,552,973	12,552,973
Tax adjustment related to asset revaluation		742,125	742,125
Other capital surplus		428,293	538,325

	(Won)	14,558,531	14,668,563

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation can be used for capital injection or offset against any accumulated deficit by resolution of the shareholders.

(13) Capital Adjustments

Capital adjustments of December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Treasury stock(*)	(Won)	741,489	741,489
Other capital adjustments		—	98

	(Won)	741,489	741,587

(*)	The Company has 18,929,955 shares of treasury stock amounting to (Won)741,489 million as of December 31, 2008 and 2009 for the purpose of stock price stabilization.

(14) Accumulated Other Comprehensive Income

Accumulated other comprehensive income, net of tax as of December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Gain (loss) on valuation of available-for-sale securities, net	(Won)	(3,759)	14,327
Equity in other comprehensive income of affiliates		329,973	437,941
Overseas operation translation credit		(5,598)	(36,901)
Gain on valuation of cash flow hedges (Note 25)		114,448	71,844

	(Won)	435,064	487,211

(15) Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009
Involuntary:
Legal reserve(*1)	(Won)	1,603,919	1,603,919
Voluntary:
Reserve for investment on social overhead capital(*2)		5,277,449	5,277,449
Reserve for research and human resources Development(*2)		330,000	330,000
Reserve for business rationalization(*3)		31,900	—
Reserve for business expansion(*4)		19,008,932	16,088,363
Reserve for dividend equalization(*5)		210,000	210,000

		24,858,281	21,905,812

	(Won)	26,462,200	23,509,731

(*1)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Company’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(*2)	The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(*3)	Until December 10, 2002 under the Special Tax Treatment Control Law (the “Law”), investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization for tax benefits received for certain investments. However, existing reserves restricted for cash dividends and can be credited only to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(*4)	Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no reserve is required.

(*5)	The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate.

(16) Dividends

Details of dividends for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Won (millions, except per share amount)
	Outstanding shares of common stock	Dividend rate	Dividend per share		Total dividend
2007:
Outstanding shares of common stock	622,619,085	15%	(Won)	750	(Won)	466,964
Treasury shares	18,948,627	—		—		—

	641,567,712				(Won)	466,964

2008:
Outstanding shares of common stock	622,637,757	—%	(Won)	—	(Won)	—
Treasury shares	18,929,955	—		—		—

	641,567,712				(Won)	—

2009:
Outstanding shares of common stock	622,637,757	—%	(Won)	—	(Won)	—
Treasury shares	18,929,955	—		—		—

	641,567,712				(Won)	—

(17) Short-term Borrowings

Short-term borrowings as of December 31, 2008 and 2009 are as follows:

(a)	Local Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2008		2009
Eugene Investment & Securities	General	3.00	(Won)	71,100	10,000
Woori Bank	General	2.81		812,189	10,000
Korea Exchange Bank	General	3.00		85,000	50,000
Shinhan Bank	General	2.83		50,000	130,000
Samsung Securities	General	CD - 4bp,+72bp		40,000	—
Nonghyup	General	MOR+1.67		7,000	7,000
SK Securities	General	3.00		50,000	40,000
BOA	General	CD + 7bp		24,000	—
A.N.Z_KOREA	General	8.39		20,000	—
Kumho investment bank	General	3.00		—	30,000
Shinhan Investment Corp.	General	3.00		—	30,000

			(Won)	1,159,289	307,000

(b)	Foreign Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2008		2009
China Construction Bank	General	1.75~1.83	(Won)	15,784	22,714
Woori Bank	General	3M Libor+1.40		22,747	7,049
Korea Exchange Bank	General	3M Libor+1.45		31,706	18,154
Korea Development Bank	Commercial paper	0.61~4.70		35,229	—
Kookmin Bank	Commercial paper	3.82~5.08		49,374	—
HSBC Korea	Commercial paper	4.10		10,223	—
Deutsche Bank Korea	General	2.26		4,878
BNP Paribas	General	1.25		—	50,199
ABN-AMRO	General	1.3~2.2		—	68,250
Shinhan Bank	General	1.70		—	12,063
EXIM Bank	General	3M Libor rate+0.35		—	81,658
A.N.Z_KOREA	General	2.13		—	77,948
Other	Usance & etc.	3M Libor+1.40		28,480	39,445

			(Won)	198,421	377,480

(*)	As of December 31, 2009, 1M Libor for US$ is 0.23% and 3M Libor for Yen and US$ are 0.28% and 0.25%, respectively.

(18) Long-term Debt

Long-term borrowings as of December 31, 2008 and 2009 are as follows:

(a)	Local Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2008		2009
Korea Development Bank	Facility	2010~2044	0.50~6.87	(Won)	3,351,893	1,937,702
Industrial Bank of Korea	Development of power resource	2012	4.00		99,666	57,866
Ministry of Knowledge Economy	Development of power resource	2010	4.00		20,000	10,000
National Agricultural Cooperative Federation	Development of power resource	2011	3.08~4.00		114,375	66,875
Korea Exchange Bank	Energy rationalization	2010~2021	2.64~6.13		1,022,682	1,199,332
Others	General	2010~2042	1.75~4.00		1,015,375	562,638

					5,623,991	3,834,413
Less: Current portion					(2,201,430)	(1,809,612)

				(Won)	3,422,561	2,024,801

(b)	Foreign Currency Long-term Borrowings

Lender	Type	Maturity	Annual interest rate %	Won (millions)
				2008		2009
Japan Bank for international cooperation	Facility	2014	(a) 8.28% p.a. fixed and (b) 6M LIBOR +1.20 bps	(Won)	138,320	105,611
EXIM Bank	Project loans	2010~2014	5.00~7.27		225,252	110,529
Woori Bank	Project loans	2018	LIBOR+30bp		125,750	103,024
USEXIM	Facility	2014	4.48		73,227	56,120
Others	Facility	2013	3M Libor rate +0.70~3.05		16,885	149,791

					579,434	525,075
Less: Current portion					(52,390)	(193,548)

				(Won)	527,044	331,527

(c)	Debentures

			Annual interest rate %	Won (millions)
		Maturity		2008		2009
	Local currency debentures:
	Electricity bonds	2010~2013	3.61~7.19	(Won)	10,050,000	15,500,000
	Corporate bonds	2010~2011	3.96~7.55		4,030,010	5,840,010

					14,080,010	21,340,010

	Foreign currency debentures:
	FY-93	2013	7.75		440,125	408,660
	FY-96	2010~2096	6.00~8.28		320,627	296,313
	FY-97	2027	6.75~7.00		395,758	367,463
	FY-03	2010~2013	5.12		188,626	175,140
	FY-04	2010~2034	4.88~5.75		880,240	992,460
	FY-05	2010~2012	3.13~5.25		821,306	768,850
	FY-06	2016	5.24~5.50		817,376	758,940
	FY-07	2010~2014	1.22~5.75		969,206	707,179
	FY-08	2011~2018	3M USD Libor+1.5, 3M JPY Libor+1.8, 4.06~5.38		1,730,060	1,596,007
	FY-09	2010~2014	3M EuroYenTibor+2.5, 5.5~6.25		—	1,877,682

					6,563,324	7,948,694

					20,643,334	29,288,704
Less:	Current portion				(2,190,963)	(3,775,653)
	Discount				(49,747)	(76,358)

				(Won)	18,402,624	25,436,693

(d)	Exchangeable Bonds

	Annual interest rate %	Won (millions)
Description		2008		2009
Overseas exchangeable bonds(*)	0.00	(Won)	485,682	25,638
Overseas exchangeable bonds(*)	0.00		555,114	24,736

			1,040,796	50,374
Less: Current portion			—	—
Plus: Premium on debentures issued			—	—
Less: Discount on debentures issued			(49,729)	(1,500)
Conversion right adjustment			(39,123)	(1,269)

Exchangeable bonds, net		(Won)	951,944	47,605

(*)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 at a discounted value of JPY60,810,000,000 and EUR401,700,000, respectively. The main terms of the bonds are as follows:

•	Maturity date: November 23, 2011

•	Amount to be paid at maturity: JPY 61,345,128,000 and EUR 463,320,780

•	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

•	Shares to be exchanged: Common stock of the Company or its equivalent DR

•	Exchange price: (Won)51,000 per share

•

Put option: Bondholders have a put option that they can exercise for JPY 61,132,293,000 and EUR 437,612,000 on November 23, 2009. The Notes will be redeemable at the option of the holder of notes, by depositing a demand of redemption at the specified office of a paying agent, not less than 30 or more than 60 days prior to November 23, 2009.

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

In accordance with Article 17—“Issuance of Convertible Bonds” and Article 11—“Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the beginning of the fiscal year.

On November 23, 2009, bondholders exercised a put option, 94.72% of JPY60,810,000 thousand and 95.54% of EUR401,700 thousand. The Company recorded a loss on early repayment of exchangeable bond and a loss on foreign currency transaction amounting to (Won)43,787 million and (Won)496,806 million, respectively.

(e)	Foreign currency debts, by currency, as of December 31, 2008 and 2009 are as follows:

	Won (millions), US$, JPY, PHP and EUR (thousands)
	2008				2009
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Short-term borrowings	US$	157,790	(Won)	198,421	US$	244,840	(Won)	285,875
	JPY	—		—	JPY	3,616,476		91,605

				198,421				377,480

Long-term borrowings	US$	390,826		491,464	US$	321,414		375,283
	PHP	3,315,884		87,970	PHP	5,913,600		149,792

				579,434				525,075

Debentures	US$	3,879,688		4,878,707	US$	5,378,496		6,279,932
	JPY	89,000,000		1,240,562	JPY	99,000,000		1,250,192
	EUR	250,000		444,055	EUR	250,000		418,570

				6,563,324				7,948,694

Exchangeable bond	JPY	61,345,128		485,682	JPY	3,238,248		25,638
	EUR	463,321		555,114	EUR	20,646		24,736

				1,040,796				50,374

			(Won)	8,381,975			(Won)	8,901,623

(f)	Aggregate maturities of the Company’s long-term debt as of December 31, 2009 are as follows:

	Won (millions)
Year ended December 31	Local currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2010	(Won)	1,809,612	193,548	2,650,000	1,127,048	—	5,780,208
2011		1,410,721	68,488	3,420,000	1,237,391	50,374	6,186,974
2012		386,735	68,488	4,050,010	351,320	—	4,856,553
2013		62,794	68,488	3,680,000	2,452,822	—	6,264,104
2014		62,193	39,544	3,520,000	759,585	—	4,381,322
Thereafter		102,358	86,519	4,020,000	2,020,528	—	6,229,405

	(Won)	3,834,413	525,075	21,340,010	7,948,694	50,374	33,698,566

(19) Long-term debt under conditional agreements

Borrowings under conditional agreements as of December 31, 2008 and 2009 are as follows:

				Won (In millions)
Lender	Type	Maturity	Annual interest rate (%)	2008		2009
Korea Resources Corporation(*1)	Overseas business	2022~2024	3 year treasury notes—2.25	(Won)	3,592	7,039
Korea National Oil Corporation(*2)	Oil development business	2021~2023	3 year treasury notes—1.25		11,046	8,278

				(Won)	14,638	15,317

(*1)	The Company has borrowings under conditional agreements from Korea Resources Corporation for overseas resources development projects related to uranium research in Christ and Waterberry, Canada.

(*2)	The Company has borrowings under conditional agreements from Korea National Oil Corporation for overseas resources development projects related to deepwater OPL321 and OPL323 exploration in Nigeria.

In case the projects mentioned above fail, the Company is not obliged to repay the principal and interest. The Company shall make additional payments other than the principle and interest after commercial production begins. The long-term borrowings of prior period’s financial statement are reclassified to the borrowings under conditional agreement to conform to the current period’s presentation. The reclassification does not affect the income before tax or net assets.

(20) Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in Note 18 as of December 31, 2008 and 2009 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2008				2009
	Foreign currency (thousands)(*)		Won equivalent (millions)		Foreign currency (thousands)(*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	17,789	(Won)	22,639	US$	162,469	(Won)	189,699
	CNY	62		11	CNY	—		—
	PHP	5,013		133	PHP	2,575		65
	INR	163,304		4,280	INR	111,761		2,803
	AUD	3,013		2,621	AUD	4,129		4,315
	EUR	209		383	EUR	1,798		3,011
	NGN	1,985		18	NGN	—		—
	PKR	—		—	PKR	14,236		199
	MGA	—		—	MGA	20,035		12
Short-term financial instruments	US$	500		629	US$	—		—
	INR	15,000		393	INR	20,664		518
Short-term loan	US$	—		—	US$	2,250		2,627
Trade receivables	US$	10,479		13,177	US$	8,138		9,502
	EUR	125		221	EUR	1,899		3,179
	INR	49,640		1,301	INR	137,328		3,444
	PKR	—		—	PKR	14,974		209
	PHP	1,216		32	PHP	—		—
Other accounts receivable	US$	7,483		9,410	US$	4,853		5,666
	INR	—		—	INR	48		1
	EUR	—		—	EUR	84		141
Accrued income	AUD	—		—	AUD	41		43
	INR	141		4	INR	291		7
Advance payments	US$	5,515		6,957	US$	285		333
Other current assets	PKR	—		—	PKR	125		2
	PHP	6,555		174	PHP	1,506		38
	INR	6,065		159	INR	7,131		179
	AUD	97		84	AUD	49		51
Long-term other accounts receivables	US$	—		—	US$	61		71
Other non-current assets	US$	564		709	US$	449		524
	EUR	30		54	EUR	15		25
	JPY	13,428		187	JPY	520		7
	CAD	2		2	CAD	—		—
	CNY	40		7	CNY	14		2

			(Won)	63,585			(Won)	226,676

	Won (millions), US$, JPY and EUR (thousands)
	2008				2009
	Foreign currency (thousands)(*)		Won equivalent (millions)		Foreign currency (thousands)(*)		Won equivalent (millions)
Liabilities:
Trade payables	US$	488,279	(Won)	614,010	US$	443,794	(Won)	518,173
	EUR	314		557	EUR	517		866
	JPY	33,062		461	JPY	—		—
	CNY	1,779		328	CNY	4,111		703
	PHP	1,342		36	PHP	—		—
	INR	4,680		123	INR	592		15
	AUD	630		548	AUD	—		—
	GBP	1		1	GBP	84		157
	CAD	—		—	CAD	166		184
	SEK	—		—	SEK	270		44
Other accounts payable	US$	32,966		42,582	US$	799		933
	EUR	1,459		2,657	EUR	664		1,112
	JPY	492		6,862	JPY	10,606,304		133,938
	CAD	52		54	CAD	327		362
	PHP	976		26	PHP	—		—
	INR	7,410		194	INR	13,144		330
	CHF	—		—	CHF	101		114
	GBP	29		53	GBP	22		42
	SEK	142		23	SEK	—		—
	PKR	—		—	PKR	4,078		57
Withholdings	US$	99		124	US$	80		93
	EUR	—		—	EUR	6		10
	CAD	179		186	CAD	36		40
Other current liabilities	US$	458		576	US$	421		492
	INR	130		3	INR	25,516		640
	AUD	10,593		278	AUD	100		105
	PHP	183		159	PHP	—		—

			(Won)	669,841			(Won)	658,410

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

(21) Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009

Estimated accrual at beginning of year	(Won)	1,776,614	2,190,771
Provision for retirement and severance benefits		483,909	238,001
Payments		(78,204)	(173,430)
Others		8,452	7,487

Estimated accrual at end of year		2,190,771	2,262,829
Transfer to National Pension Fund		(91)	(88)
Deposit for severance benefit insurance		(455,223)	(490,061)

Net balance at end of year	(Won)	1,735,457	1,772,680

As of December 31, 2009, the future retirement and severance benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Korean Won (in millions)		Translation into U.S. Dollars (Note 2) (in thousands)
2010	(Won)	79,624	$68,426
2011		79,844	68,615
2012		96,843	83,223
2013		122,478	105,253
2014		125,027	107,444
2015 - 2019		952,713	818,728

The above amounts were determined based on the employees’ current salary rates as of end of the reporting period and the number of service years that will be accumulated upon their retirement date. The amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(22) Liability for Decommissioning Costs

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

In 2008, Radio-active Waste Management Act (“RWMA”) was enacted by the Korean Government, which became effective as of January 1, 2009, in an effort to centralize the disposal of spent fuel and low & intermediate radioactive waste and related management process.

The enactment of RWMA did not change the Company’s responsibility for dismantling of nuclear power plants. But performing the disposal of spent fuel and low & intermediate radioactive waste has been transferred to newly established Korea Radio-active Waste Management Corporation (“KRMC”), a government-owned entity.

As of December 31, 2008 and 2009, the Company has recorded a liability of (Won)5,470,764 million and (Won)5,695,224 million, respectively, for dismantling and decontaminating existing nuclear power plants; consisting of dismantling costs of nuclear plants of (Won)4,311,052 million and (Won)4,498,716 million as of December 31, 2008 and 2009 and storage costs of spent fuel and low & intermediate radioactive waste of (Won)1,159,712 million and (Won)1,196,508 million as of December 31, 2008 and 2009, respectively. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from passage of time and changes in estimate related to either the timing or the amount of the initial estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying statements of operations.

Changes in the liability for decommissioning costs for the years ended December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009
Balance at beginning of year	(Won)	8,206,267	5,470,764
Liabilities incurred		470,376	255,360
Accretion expense for year		379,281	223,387
Payments for year		(8,791)	(254,287)
Transfer to long-term other account payable(*)		(3,576,369)	—

Balance at end of year	(Won)	5,470,764	5,695,224

(*)	For spent fuel discharged prior to December 31, 2008, the Company has accrued the liability of (Won)3,576,369 million. Under newly enacted RWMA, the Company is required to pay the disposal costs of spent fuel to KRMC over 15 years, after a 5 year grace period along with the interest at 4.36%. As a result, the liability of (Won)3,576,369 million was reclassified to the long-term other accounts payable.

(23) Provision for Decontamination of Transformer

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

As of December 31, 2008 and 2009, the Company has recorded a liability of (Won)249,947 million and (Won)231,470 million for inspection and disposal cost related to decontamination of existing transformers, respectively. Actual cost of decontaminating are expected to vary from those because of changes in assumed dates of regulatory requirement, technology, and costs of labor, material and equipment.

(24) Other Current Liabilities

Other current liabilities as of December 31, 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Advance received	(Won)	45,642	61,735
Withholdings		209,732	207,702
Unearned revenue		73,244	87,608
Dividends payable		9,318	17,923
Others		434,396	510,876

	(Won)	772,332	885,844

(25) Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

(a)	Currency swap contracts as of December 31, 2009 are as follows:

Counterparty	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
	Year	Year	Pay		Receive		Pay (%)	Receive (%)
ABN AMRO	2008	2011	KRW	29,190	US$	30	4.15	3M Libor+1.3
ABN AMRO	2008	2011	KRW	28,050	JPY	3,000	4.50	Libor + 1.3
ABN AMRO	2008	2013	KRW	149,040	US$	150	5.03	5.38
ANZ	2008	2011	KRW	52,025	US$	50	5.17	3M USD Libor + 1.80
ANZ	2008	2011	KRW	18,700	JPY	2,000	4.50	Libor + 1.3
Barclays	2008	2013	KRW	187,020	US$	200	7.50	7.75
Barclays	2006	2016	KRW	94,735	US$	100	5.26	6.00
Barclays	2008	2013	KRW	56,652	US$	60	4.96	5.38
Barclays	2006	2016	KRW	71,888	US$	75	4.81	5.50
Barclays	2004	2011	KRW	138,252	US$	120	4.85	4.88
Barclays	2004	2014	KRW	172,875	US$	150	5.10	5.75
BNP Paribas	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80
BNP Paribas	2008	2011	KRW	48,650	US$	50	4.15	3M Libor+1.3
BNP Paribas	2004	2011	KRW	17,282	US$	15	4.85	4.88
BNP Paribas	2008	2011	KRW	46,750	JPY	5,000	4.50	Libor + 1.3
BTMU	2007	2010	KRW	109,060	JPY	14,000	5.29	3M JPY EURO YEN Tibor + 0.5
BTMU	2010	2012	KRW	138,018	JPY	10,000	4.10	3M EURO YENT+0.5
Calyon	2008	2011	KRW	52,375	US$	50	5.92	3M USD Libor + 1.80

Citibank	2006	2016	KRW	94,735	US$	100	5.24	6.00
Citigroup	2008	2013	KRW	113,304	US$	120	4.96	5.38
Credit Suisse	2008	2013	KRW	140,265	US$	150	7.39	7.75
Credit Suisse	2004	2011	KRW	86,400	US$	75	Within 3 years: 4.875 After 3 years: [4.875-(10.9- JPY/KRW Spot rate)]	4.95
Credit Suisse	2006	2016	KRW	98,100	US$	100	5.48	5.50
Credit Suisse	2006	2016	KRW	94,735	US$	100	5.26	6.00
Credit Suisse	2009	2011	KRW	197,475	US$	150	5.00	4.75
Credit Suisse	2004	2011	KRW	115,210	US$	100	4.85	4.88
DBS	2008	2011	KRW	51,730	US$	50	5.78	3M USD Libor + 1.70
DBS	2008	2011	KRW	52,375	US$	50	6.01	3M USD Libor + 1.80
Deutsche Bank	2009	2014	KRW	126,610	USD	100	5.39	6.25
Deutsche Bank	2008	2010	KRW	172,959	EUR	125	2.46	3.13

Counterparty	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
Deutsche Bank	2006	2016	KRW	71,888	US$	75	4.81	5.50
Deutsche Bank	2008	2013	KRW	149,040	US$	150	5.03	5.38
Goldman Sachs	2008	2013	KRW	113,304	US$	120	4.96	5.38
ING	2008	2011	KRW	50,495	US$	50	6.24	6M USD Libor + 1.50
JPMorgan Chase Bank	2004	2011	KRW	86,400	US$	75	Within 3 years: 4.875 After 3 years: [4.875-(10.9- JPY/KRW Spot rate)]	4.95
Merrill Lynch	2008	2010	KRW	86,479	EUR	63	2.46	3.13
Mizuho	2008	2011	KRW	28,860	JPY	3,000	5.82	3M JPY Libor + 1.70
Morgan Stanley	2009	2014	KRW	126,610	USD	100	5.32	6.25
Nomura	2009	2014	KRW	126,610	USD	100	5.35	6.25
Nomura	2009	2014	KRW	126,610	USD	100	5.33	6.25
SMBC	2007	2010	KRW	116,620	JPY	14,000	4.56	1.38
TOKYO-MITSUBISHI UFJ BANK	2007	2010	KRW	112,600	JPY	14,000	5.09	JPY Euro Yen 3m Timor+0.5
UBS	2008	2010	KRW	86,479	EUR	62,500	2.46	3.13
UBS AG	2006	2016	KRW	98,100	US$	100	5.48	5.50
Tokyo-Mitsubishi UFJ Bank	2007	2010	KRW	115,783	JPY	14,000	4.72	1.65
Woori Investment & Securities	2008	2011	KRW	10,346	US$	10	5.78	3M USD Libor + 1.70
Woori Investment & Securities	2008	2011	KRW	19,460	US$	20	4.15	3M Libor+1.3
Hana Bank	2004	2011	KRW	17,282	US$	15	4.85	4.88

(b)	Interest rate swap contracts as of December 31, 2009 are as follows:

	Notional amount in millions		Contract interest rate per annum
Counterparty			Pay (%)	Receive (%)	Term
Korea Exchange Bank	KRW	50,000	5.19	3M CD+0.22%	2007-2010
Korea Exchange Bank	KRW	50,000	5.42	3M CD+0.21%	2007-2010
Korea Exchange Bank	KRW	100,000	5.42	3M CD+0.22%	2007-2010
Korea Exchange Bank	KRW	100,000	5.54	3M CD+0.27%	2007-2010
Korea Exchange Bank	KRW	100,000	5.30	3M CD+0.35%	2008-2011
Korea Exchange Bank	KRW	100,000	5.17	3M CD+0.38%	2008-2011
Korea Exchange Bank	KRW	200,000	4.69	4.88%	2009-2011
Korea Exchange Bank	KRW	100,000	CD 3M+0.54	3M CD+0.66%	2009-2012
Korea Development Bank	KRW	100,000	6.32	3M CD+0.66%	2008-2011
JPMorgan Chase Bank	KRW	172,800	4.65	Within 2 years: 4.875 After 2 years: [4.875-(10.9-JPY/KRW Spot rate)]	2005-2011
JPMorgan Chase Bank	KRW	100,000	6.13	CD+0.54%	2008-2011
ABN AMRO	KRW	100,000	4.79	CD+0.55%	2009-2012

(c)	Currency forward contracts as of December 31, 2009 are as follows:

	Contract Date	Settlement Date	Contract amounts				Contract exchange rate
Counterparty			Receive (millions)		Pay (millions)
Korea Exchange Bank	2009.12.30	2010.01.15	USD	6,000	KRW	6,989	1,164.90
ABN AMRO	2009.12.14	2010.01.15	USD	917	KRW	1,063	1,158.95
ABN AMRO	2009.12.23	2010.01.28	USD	5,000	KRW	5,922	1,184,45
ABN AMRO	2009.12.28	2010.01.29	USD	2,000	KRW	2,342	1,170.80
ABN AMRO	2009.12.30	2010.01.28	USD	3,000	KRW	3,506	1,168.70
BNP Paribas	2009.12.22	2010.01.25	USD	3,000	KRW	3,553	1,184.45
BNP Paribas	2009.12.30	2010.01.05	USD	15,000	KRW	17,447	1,163.16
Deagu Bank	2009.12.17	2010.01.21	USD	1,500	KRW	1,762	1,170.80
Barclays	2009.12.18	2010.01.22	USD	5,000	KRW	5,896	1,179.20
Barclays	2009.12.30	2010.01.27	USD	10,000	KRW	11,686	1,168.60
China Construction Bank	2009.12.10	2010.01.14	KRW	2,329	USD	2,000	1,164.35
China Construction Bank	2009.12.11	2010.01.14	USD	1,675	KRW	1,950	1,164.35
China Construction Bank	2009.12.11	2010.01.14	USD	2	KRW	3	1,164.35
China Construction Bank	2009.12.11	2010.01.14	USD	19	KRW	22	1,164.35
China Construction Bank	2009.12.11	2010.01.14	USD	4	KRW	5	1,164.35
China Construction Bank	2009.12.18	2010.01.14	USD	91	KRW	106	1,164.35
China Construction Bank	2009.12.22	2010.01.14	USD	209	KRW	243	1,164.35

(d)	Fair value of the financial derivatives as of December 31, 2008 and 2009 are as follows:

	Won (millions)
	Asset derivatives			Liability derivatives
	2008		2009	2008	2009
Cash flow hedging instruments
Investments:
Cross currency swaps	(Won)	925,814	618,347	—	18,100

Total cash flow hedge	(Won)	925,814	618,347	—	18,100

Trading instruments
Investments:
Interest rate swaps	(Won)	—	378	21,297	5,350
Cross currency swaps		400,732	137,309	—	11,533
Current assets:
Currency forward contracts		3	23	56	226
Interest rate swaps		—	—	—	2,797
Cross currency swaps		—	144,426	—	—

Total trading	(Won)	400,735	282,136	21,353	19,906

Total financial derivatives	(Won)	1,326,549	900,483	21,353	38,006

(e)	Valuation gains and losses on swap and forward contracts that do not qualify as hedges recorded as other income or expense for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Won (millions)
	2007		2008	2009
Currency swaps
Gains	(Won)	33,144	1,365,831	12,193
Losses		(18,900)	(5)	(382,517)
Interest rate swaps
Gains		2,594	—	13,828
Losses		—	(23,890)	(300)
Currency forward contracts
Gains		7,436	3	18
Losses		(44)	(52)	(226)

	(Won)	24,230	1,341,887	(357,004)

(f)	The gains on currency and interest swap contracts qualifying as cash flow hedges are reflected within accumulated other comprehensive income amounting to (Won)114,448 million and (Won)71,844 million, as of December 31, 2008 and 2009, respectively.

(g)	The transaction gains on derivatives are (Won)34,322 million, (Won)127,043 million and (Won)72,957 million for the years ended December 31, 2007, 2008 and 2009, respectively. The transaction losses on derivatives are (Won)39,752 million, (Won)281,157 million and (Won)30,101 million for the years ended December 31, 2007, 2008 and 2009, respectively. Transaction gains and losses are included in other income (expense) in the accompanying consolidated statements of operations.

(26) Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Won (millions)
	2007		2008	2009
Fuel	(Won)	10,391,353	15,721,978	14,857,559
Labor		1,908,475	2,189,385	1,881,694
Depreciation and amortization		5,030,798	5,314,557	5,423,418
Maintenance		2,154,252	1,592,774	1,622,887
Provision for decommissioning costs/accretion and related expenses		443,980	365,617	431,744
Research and development cost		198,948	461,079	464,377
Others		1,731,784	1,456,142	1,147,608

	(Won)	21,859,590	27,101,532	25,829,287

(27) Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Won (millions)
	2007		2008	2009
Labor	(Won)	579,692	651,426	544,668
Employee benefits		76,259	80,001	80,699
Sales commissions		362,705	384,305	384,119
Compensation for damages		1,533	9,317	561
Depreciation and amortization		82,266	138,215	89,423
Promotion		29,362	23,399	18,134
Commission-others		80,445	62,888	83,086
Bad debts		22,966	20,616	28,397
Maintenance		15,248	15,833	13,236
Research and development cost		110,497	106,529	102,914
Others		249,206	247,173	199,419

	(Won)	1,610,179	1,739,702	1,544,656

(28) Income Tax Expense (Benefit)

(a)	Income tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 are summarized as follows:

	Won (millions)
	2007		2008	2009
Current income tax expense	(Won)	1,035,386	737,426	138,106
Deferred income tax expense (benefit)		(109,221)	(1,666,990)	232,039

Income tax expense (benefit)	(Won)	926,165	(929,564)	370,145

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2007, 2008 and 2009 for the following reasons:

	Won (millions)
	2007		2008	2009
Provision for income taxes at nominal tax rate	(Won)	658,153	(1,107,127)	78,024
Tax effects of permanent differences:
Dividend income(*1)		(138,770)	(143,743)	(8,107)
Other		8,068	3,044	11,567
Tax effects of investment in subsidiaries(*2)		452,753	(39,580)	328,081
The tax effect of tax rate revision(*3)		—	270,385	(33,518)
Other, net		(54,039)	87,457	(5,902)

Actual provision for income taxes	(Won)	926,165	(929,564)	370,145

Effective tax rate		38.7%	24.2%	114.8%

(*1)	Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of dividend income is not taxable. In this regard, certain portions of equity in net income of affiliates are considered permanent differences.

(*2)	Equity income of consolidated subsidiaries was eliminated in the consolidated financial statements. However, tax effect of equity income was not eliminated as disposal gains or losses are taxable or deductible upon sales of subsidiaries.

(*3)	As a result of the revision of income tax law in 2009, 24.2% is applied in 2010 and 2011, and 22% is applied for fiscal years beginning after January 1, 2012.

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2008 and 2009 are presented below:

	Won (millions)
	2008		2009
Loss on valuation of derivatives	(Won)	5,256	(94,528)
Retirement and severance benefits		203,862	311,986
Deferred foreign exchange translation loss		44,855	8,213
Liability for decommissioning costs		1,198,417	1,246,837
Other long-term account payables		786,801	786,801
Accounts payable—purchase of electricity		301,987	177,213
Deferred tax asset for deficit carryforward		850,279	1,605,786
Deferred foreign exchange translation gain		(14,827)	(33,631)
Reserve for social overhead capital investment		(51,173)	(34,589)
Reserve for research and human resource development		(11,188)	(35,943)
Investment in subsidiaries and affiliates		(2,016,164)	(2,338,845)
Capitalized asset retirement costs		(397,715)	(336,494)
Others, net		418,459	(209,952)

Net deferred tax assets (liabilities)	(Won)	1,318,849	1,052,854

Total deferred tax assets (liabilities)
Current assets		563,163	353,103
Non-current assets		1,963,520	1,689,851
Current liabilities		(14,125)	(18,023)
Non-current liabilities		(1,193,709)	(972,077)

	(Won)	1,318,849	1,052,854

(29) Earnings (Loss) Per Share

Basic earnings (loss) per common share are calculated by dividing controlling interest in net income (loss) by the weighted-average number of shares of common stock outstanding for each of the years ended December 31, 2007, 2008 and 2009 as follows:

	Won (millions)
	2007		2008	2009
Controlling interest in net income (loss)	(Won)	1,426,457	(2,955,339)	(96,716)
Weighted-average number of common shares outstanding		621,717,622	622,637,717	622,637,717

Basic earnings (loss) per common share	(Won)	2,294	(4,746)	(155)

Diluted earnings (loss) per share are calculated by dividing diluted controlling interest in net income (loss) by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2007, 2008 and 2009 as follows:

	Won (millions)
	2007		2008	2009
Controlling interest in net income (loss)	(Won)	1,426,457	(2,955,339)	(96,716)
Exchangeable bond interest		20,031	—	—

Diluted net income (loss)		1,446,448	(2,955,339)	(96,716)

Weighted-average number of common shares and diluted securities outstanding		640,665,533	622,637,717	622,637,717

Diluted earnings (loss) per share	(Won)	2,258	(4,746)	(155)

In 2009, diluted earnings (loss) per share is the same as the basic earnings (loss) per share due to the anti-dilutive effect.

Exchangeable bonds to be convertible into common stocks as of December 31, 2009 are presented below:

	Exchange price (Won)	Exchange period	Number of shares to be issued
Overseas exchangeable bonds 2nd	51,000	2007.01.04 ~ 2011.11.11	919,908

(30) Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the years ended December 31, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009
Conversion of exchangeable bonds	(Won)	510	—
Transfer into current portion of long-term borrowings		2,253,820	2,003,160
Transfer into current portion of debentures		2,190,963	3,775,653

(31) Transactions and Balances with Related Parties

(a)	The nature of the relationship as of December 31, 2009 is as follows :

The nature of the relationship	Related Party
Shareholder of the Company	Ministry of Knowledge Economy Korea Finance Corporation(*)

Affiliate of the Company

Korea Gas Corporation

Korea District Heating Co.

LG Powercom Corporation

Korea Electric Power Industrial Development Co., Ltd.

YTN

Gansu Datang Yumen Wind Power Co., Ltd.

SPC Power Corporation

Datang Chifeng Renewable Co., Ltd.

Gemeng International Energy Group Co., Ltd.

KEPCO Energy Resource Nigeria Limited.

Gangwon Wind Power Co.

Hyundai Green Power Co., Ltd.

Cheongna Energy Co., Ltd.

PT. Cirebon Electric Power

Eco Biomass Energy Sdn. Bhd

Denison Mines Corporation

Rabigh Electricity Company

KNOC Nigerian East Oil Co., Ltd.

KNOC Nigerian West Oil Co., Ltd.

SET Holdings

Areva NC Expansion

(*)	As mentioned in Note 1(a), KDB’s entire shares in KEPCO were transferred to KoFC on October 28, 2009.

(b)	Significant transactions between the Company and related parties for the years ended December 31, 2007, 2008 and 2009 are as follows:

		Won (millions)
Related Party	Transactions	2007		2008	2009
Operating revenue and other income:
Korea Gas Corporation		(Won)	1,983	4,814	40,672
Korea District Heating Co., Ltd.	Sales of electricity and others		176,960	270,339	212,010
LG Powercom Corporation	”		75,265	73,093	77,238
Korea Electric Power Industrial Development Co., Ltd.	”		5,327	9,887	9,396
YTN	”		—	—	6,861
Rabigh Electricity Company	”		—	—	44,889

		(Won)	259,535	358,133	391,066

Operating and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	5,351,071	7,881,723	6,022,633
Korea District Heating Co., Ltd.	Commissions for service and others		334	456,165	380
LG Powercom Corporation	”		67,413	73,153	71,794
Korea Electric Power Industrial Development Co., Ltd.	”		128,788	157,766	173,372
YTN	”		1,460	—	560

		(Won)	5,549,066	8,568,807	6,268,739

(c)	Receivables and payables arising from related parties transactions as of December 31, 2008 and 2009 are as follows:

		Won (millions)
Related party	Accounts	2008		2009
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	3,711	4,677
Korea District Heating Co., Ltd.	”		63,221	42,580
LG Powercom Corporation	”		8,893	2,603
Korea Electric Power Industrial Development Co., Ltd.	”		439	181
Rabigh Electricity Company	”		—	227,607
Datang Chifeng Renewable Power Co., Ltd.	”		113,175	93,408

		(Won)	189,439	371,056

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	929,845	722,495
Korea District Heating Co., Ltd.	”		59,961	2,175
LG Powercom Corporation	”		4,601	2,691
Korea Electric Power Industrial Development Co., Ltd.	”		16,568	14,623
YTN	”		—	99

		(Won)	1,010,975	742,083

(d)	Long-term debt from related parties as of December 31, 2008 and 2009 are as follows:

			Won (millions)
Lender	Type	interest rate (%)	2008		2009
Korea Development Bank(*)	Facility	0.5~6.87	(Won)	3,351,893	1,937,702
Ministry of Knowledge Economy	Rural area development	4.0		20,000	10,000
Less : Current portion				(10,000)	(10,000)

			(Won)	3,361,893	1,937,702

(*)	As mentioned in Note 1(a), due to the reorganization of KDB into KoFC and KDB Financial Group, KDB and the Company are no longer directly related as of December 31, 2009. However, KoFC owns 94.3% of KDB Financial Group while KDB Financial Group owns 100% of KDB. As such, the Company has disclosed KDB as a related party as of December 31, 2009 above.

(e)	Guarantees provided by related companies for the Company as of December 31, 2009 are as follows:

		USD (thounsands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of December 31, 2009
Payment guarantee(*)	Korea Development Bank	US$	651,663	Foreign currency bond	US$	533,334

(*)	Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of KEPCO and debt related to the power generation business of KEPCO Ilijan Corporation, which existed at the time of spin-off, but not redeemed as of December 31, 2009.

(32) Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the years ended December 31, 2007, 2008 and 2009 are as follows. These were eliminated in consolidation:

		Won (millions)
Consolidated subsidiaries	Transactions	2007		2008	2009
Operating revenue and other income:
KEPCO	Sales of electricity and others	(Won)	450,970	631,700	601,710
Korea Hydro & Nuclear Power Co., Ltd.	”		5,514,741	5,801,584	5,150,848
Korea South-East Power Co., Ltd.	”		2,146,334	3,102,176	3,723,306
Korea Midland Power Co., Ltd.	”		2,802,963	3,608,107	3,714,084
Korea Western Power Co., Ltd.	”		3,100,953	3,687,034	3,809,276
Korea Southern Power Co., Ltd.	”		3,733,243	4,647,023	4,613,557
Korea East-West Power Co., Ltd.	”		2,868,392	3,883,761	3,822,546
Others	Commissions for service and others		1,213,598	1,352,502	1,492,928

		(Won)	21,831,194	26,713,887	26,928,255

Operating and other expenses:
KEPCO(*)	Purchased power and others	(Won)	20,499,256	25,077,826	25,190,362
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		719,076	809,484	895,516
Korea South-East Power Co., Ltd.	”		139,091	172,245	185,398
Korea Midland Power Co., Ltd.	”		138,064	198,752	194,730
Korea Western Power Co., Ltd.	”		120,066	182,435	173,284
Korea Southern Power Co., Ltd.	”		84,827	95,618	112,063
Korea East-West Power Co., Ltd.	”		120,999	164,536	156,889
Others	”		9,815	12,991	20,013

		(Won)	21,831,194	26,713,887	26,928,255

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2008 and 2009 are as follows. These were eliminated in the consolidation:

		Won (millions)
Consolidated subsidiaries	Accounts	2008		2009
Receivables:
KEPCO	Trade receivables and other accounts receivable	(Won)	1,366,570	1,237,686
Korea Hydro & Nuclear Power Co., Ltd.	”		990,144	1,172,682
Korea South-East Power Co., Ltd.	”		818,593	811,137
Korea Midland Power Co., Ltd.	”		374,625	415,385
Korea Western Power Co., Ltd.	”		480,977	539,282
Korea Southern Power Co., Ltd.	”		582,781	583,022
Korea East-West Power Co., Ltd.	”		661,659	667,567
Others	”		215,786	183,760

		(Won)	5,491,135	5,610,521

Payables:
KEPCO	Trade payables and other accounts payable	(Won)	3,932,976	4,123,008
Korea Hydro & Nuclear Power Co., Ltd.	”		441,247	336,327
Korea South-East Power Co., Ltd.	”		525,077	521,257
Korea Midland Power Co., Ltd.	”		57,181	50,042
Korea Western Power Co., Ltd.	”		124,996	112,469
Korea Southern Power Co., Ltd.	”		118,519	113,029
Korea East-West Power Co., Ltd.	”		259,060	245,137
Others	”		32,079	109,252

		(Won)	5,491,135	5,610,521

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the year ended December 31, 2009 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	26,817,726	Operating expenses	(Won)	26,763,749
Rental income		21,568	Rent expenses		11,695
Interest income		69,359	Commissions		71,578
Other income		19,602	Interest expenses		69,416
			Other expenses		11,817

	(Won)	26,928,255		(Won)	26,928,255

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of December 31, 2009 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	2,443,639	Trade receivables	(Won)	2,610,145
Other accounts payable		317,821	Other accounts receivables		148,027
Advances received		102,850	Construction in-progress		166,767
Unearned revenue		12,468	Other intangible asset		1,505,049
Other long-term account payable		1,055,952	Other long-term account receivable		1,053,929
Construction grants		1,671,816
Others		5,975	Others		126,604

	(Won)	5,610,521		(Won)	5,610,521

(e)	The Company has provided guarantees for related companies as of December 31, 2009 as follows:

Guaranteed company	Type	Amounts (In thousands)
KEPCO Ilijan Co.(*1)	Subsidiary	USD	72,000
KEPCO Shanxi International Ltd.(*2)	Subsidiary	USD	180,000
		RMB	800,000
KEPCO Lebanon SARL.(*3)	Subsidiary	USD	17,113
KEPCO SPC Power Corporation.(*4)	Subsidiary	USD	100,000
KEPCO Netherlands B.V.(*5)		SAR	100,000
KNOC Nigerian East Oil Co., Ltd.(*6)	Affiliated	USD	59,468
KNOC Nigerian West Oil Co., Ltd.(*6)
KOMIPO Global Pte Ltd.(*7)	Subsidiary	IDR	17,356,000

(*1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and has borrowed US$242 million in 2000, as project financing from Japan Bank of International Cooperation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business by KEPCO Ilijan Corporation.

(*2)	KEPCO Shanxi International Ltd., a wholly owned subsidiary, formed the consortium with Deutsche Bank and Shanxi International Electric Power Ltd. to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. to support this business. The Company has provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for KEPCO Shanxi International Ltd.’s loan of US$180 million. The Company agreed with Deutsche Bank to refund the investment of RMB800,000 thousand and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, if Gemeng International Energy Group Co., Ltd. fails to be listed on the Hong Kong stock exchange within 6 years from the establishment date.

(*3)	The Company has provided performance guarantees related to the operation of the Lebanon power generation plant amounting to US$ 17.2 million to the Lebanon Electricity Agency.

(*4)	The Company invested in power plant construction business in Cebu, Philippines and established KEPCO SPC Power Corporation to support this business. The Company has provided the debt payment guarantee amounting US$ 100,000 thousand to EXIM Bank for KEPCO SPC Power Corporation.

(*5)	The Company invested in power plant construction business in Rabigh, Saudi Arabia through KEPCO Netherlands B.V. (the wholly owned subsidiary), and established Rabigh Electricity Company (40% of ownership) to operate this business. Rabigh Electricity Company has provided the Saudi Electricity Company with the performance guarantee for PPA contract through Saudi British Bank and counter guarantees through EXIM Bank. In relation to the guarantee the Company has provided the payment guarantee amounting SAR 100 million to EXIM Bank for the above counter guarantees.

(*6)	In August 2005, a consortium consisting of the Company, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and the Company holds 15% of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. Regarding the exploration and development project, the Company provides the Nigeria government with performance guarantee of USD 24,818 and USD 34,650 respectively.

However, in January 9, 2009, the leader of the consortium, Korea National Oil Corporation, was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium based on a claim that the consortium failed to pay full amount of the consideration. Korea National Oil Corporation has filed a suit in the Nigerian court challenging this assertion. On August 20, 2009, the Federal High Court in Nigeria ruled that the Nigerian government illegally cancelled offshore exploration rights with respect to the deep sea oil exploration projects and banned the Nigerian government from further interfering with the consortium. The Nigerian government subsequently appealed against the ruling and the case is still pending in court.

(*7)	PT Cirebon Electric Power, an affiliate of the Company is engaged in the power generation business in Indonesia. PT Cirebon Electric Power has commenced a construction of a 660MW thermal power plant for its power generation business. In relation to the power generation business, the Company has provided Indonesia Mizuho Bank with secondary performance guarantee of IDR 17.4 billion, through Korea Exchange Bank’s guarantee.

(33) Commitments and Contingencies

(a)	The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2009, the Company is engaged in 404 lawsuits as a defendant and 85 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)187,102 million and the total amount claimed by the Company is (Won)55,885 million as of December 31, 2009. As of December 31, 2009, the Company recorded a liability related to the above claims amounting to (Won)30,022 million in other long-term liabilities. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2009 are as follows:

(i)	Payment Guarantee

Description	Financial institution	Won (millions), US$ and SAR (thousands)
Payment of import letter of credit	Korea Exchange Bank and others	USD	1,000,481
		JPY	61,169
Inclusive credits	Kookmin Bank and others	KRW	120,100
	Hana Bank and others	USD	40,000
Borrowings	Korea Exchange Bank and others	KRW	486,582
		USD	335,838
Guarantees for bid	Korea Exchange Bank	INR	290,000
	Export-Import Bank of Korea	OMR	6,000
	Export-Import Bank of Korea	SAR	100,000
	Korea Exchange Bank and others	USD	700
Performance guarantees	Export-Import Bank of Korea and others	USD	120,600
		CHF	24,818
Payment of foreign currency(*)	Shinhan Bank and others	KRW	13,283
	Shinhan Bank and others	USD	11,512
	Korea Exchange Bank	EUR	72,000
Other guarantees	Seoul Guarantee Insurance Co.,Ltd.	KRW	450

(*)	Foreign currencies other than US$ and SAR are converted into US$.

(ii)	Overdraft and Others

		Won (millions), US$ and JPY (thousands)
Description	Financial institution	Credit lines
Overdraft	Korea Exchange Bank and others	(Won)	878,000
Commercial paper	Korea Exchange Bank and others	(Won)	775,000
		US$	130,000
Trade financing	National Agricultural Cooperative Federation and others	(Won)	71,500
Repayment guarantees for foreign currency debentures	Korea Develop Bank	US$	690,737
	Kookmin Bank	JPY	3,000,000

(c)	The Company has provided promissory notes as a guarantees as follows:

Objective	Providing company	Provided company	Description
Success repayable loan	KEPCO Nuclear Fuel Co., Ltd	Korea Resources Corporation	six promissory notes (blank)

(d)	The Company entered into an arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO.

According to the TA, the Company mainly accepts all rights and obligations related to the light water reactor outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. As a result, the Company recorded transferred equipment in accordance with the TA as other non-current assets amounting to (Won)93,519 million. In addition, the Company recorded the estimated claims by subcontractors as other long-term liabilities amounting to (Won)15,139 million.

Pursuant to the terms of the TA, the Company is required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses from the TA are shared with KEDO through the negotiation between two parties. The Company’s management believes that ultimate gains or losses cannot be reasonably estimated as of December 31, 2009 as it is contingent upon disposal or reuse of the related assets and settlement of obligations.

(e)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers, under which the Company is required to annually purchase a minimum amount of power from these companies. The power purchased from these companies amounted to (Won)1,487,345 million, (Won)2,228,262 million and (Won)1,507,741 million for the years ended December 31, 2007, 2008 and 2009, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle units	2018~2025
Photovoltaic power and other units	Annual rollover

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(f)	The Company has contracted Doosan Industrial Co., Ltd. and others amounting to (Won)9,050,866 million and JPY 17,811 thousand in the aggregate as of December 31, 2009, for construction of power plant facilities and facility maintenance.

(g)	The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of December 31, 2009. Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of December 31, 2009.

Fuel type	Contract expiration Term	Quantity
Bituminous Coal	2010~2027	56,087 thousand ton/year
Anthracite Coal	2010	Set by government
Oil	2010	1,391 thousand kl/year
LNG	2026	Mutual agreement

(h)	During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant during 2008 and 2009 amounting to (Won)6,020 million and (Won)5,722 million, respectively, were charged to other expenses. In December 2005, a hearing was held by government officials, and attended by representatives of the Company, Gangneung residents and Korea Environment Institute (KEI). At the hearing, the Korean government ordered the conditional suspension of operations based on the KEI findings on the environmental effect of Gangneung hydroelectric generating plant. As of December 31, 2009, Gangneung hydroelectric generating plant is still under conditional suspension of operations based on the KEI findings. The Company will be able to utilize this plant in the future provided that the quality of the water improves and the residents of Gangneung consent to operations. As of December 31, 2009, if the plant were to be discontinued, the tangible and intangible assets amounting to (Won)62,507 million, would be impaired. No adjustment has been made in the accompanying consolidated financial statements related to this matter.

(i)	As the national project administrator, the Company is currently researching the use of RDF (Refuse Derived Fuel) as an alternative source for power generation at Wonju city in the Gangwon province. For the project, the Company is expected to receive a total funding of (Won)9 billion from Korea Energy Management Corp and as of December 31, 2009, the Company has received (Won)4.5 billion from POSCO.

(j)	The Company imports all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Source of supply	Contract Year	Quantity
Concentrates	2010~2036	36,885 Ton U3O8
Conversion	2010~2012	11,083 Ton U
Enrichment	2010~2029	38,990 Ton SWU
Enriched Uranium	2010~2022	7,250 Ton U (4.5% enrichment)
Fuel design and fabrication	2010~2011	889 Ton U

(k)	In April 2005, the Company invested in Gangwon wind power corporation to participate in renewable energy industry. Gangwon wind power corporation entered into the loan contract for financing construction costs. The investments in Gangwon wind power (book value of (Won)7,412 million) are restricted as collateral with Industrial Bank of Korea and BNP PARIBAS.

(l)	On June 24, 2005, the Korean government announced its policy to relocate the headquarters of Public Agencies, including KEPCO and certain of its subsidiaries including six generation units, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, KEPCO’s headquarters are scheduled to be relocated to Naju in Jolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012.

(m)

On December 27, 2009, the Company entered into a contract with the Emirates Nuclear Energy Corporation (“ENEC”), a state-owned nuclear energy provider in the United Arab Emirates to design, build and help operate four civil nuclear power generation units for the United Arab Emirates’ civilian nuclear energy program. The contract amount is US$18.6 billion, subject to change based on certain price escalation provisions of the contract, and is to last until May 1, 2020. Under the contract, we are obligated to provide the design and construction of four nuclear power generation units, each with a capacity of 1,400 megawatts, supply nuclear fuel for three fuel cycles including initial loading and provide technical support and training and education of the plant operation personnel. The generation units will be located in Sila, a region approximately 330 kilometers from Abu Dhabi, the capital of the United Arab Emirates, and the first units are expected to be completed by May 2017.

(34) Segment Information

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

(a)	The following table provides information for each operating segment for the years ended December 31, 2007, 2008 and 2009.

	Won (millions)
	2007
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	28,602,955	99,082	435,183	—	29,137,220
Intersegment revenues		380,930	20,155,982	1,263,606	(21,800,518)	—

Total operating revenues		28,983,885	20,255,064	1,698,789	(21,800,518)	29,137,220
Power generation, transmission and distribution costs		(24,749,725)	(17,770,613)	—	20,660,748	(21,859,590)
Purchased power		(2,584,097)	—	—	—	(2,584,097)
Other operating cost		(43,657)	(2,475)	(1,305,609)	1,090,062	(261,679)
Selling and administrative expenses		(1,224,706)	(291,529)	(172,946)	79,002	(1,610,179)

Operating income		381,700	2,190,447	220,234	29,294	2,821,675

Interest income		82,447	133,570	48,752	(78,454)	186,315
Interest expense		(602,489)	(177,948)	(34,931)	78,247	(737,121)
Equity income of affiliates		1,786,145	1,572	4,447	(1,672,600)	119,564
Other, net		235,971	(105,194)	84,925	(212,802)	2,900

Income before income taxes		1,883,774	2,042,447	323,427	(1,856,315)	2,393,333
Income taxes		(326,960)	(552,122)	(44,174)	(2,909)	(926,165)

Segment earnings before minority interests	(Won)	1,556,814	1,490,325	279,253	(1,859,224)	1,467,168

	Won (millions)
	2008
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	30,980,762	34,550	544,788	—	31,560,100
Intersegment revenues		541,621	24,712,237	1,371,855	(26,625,713)	—

Total operating revenues		31,522,383	24,746,787	1,916,643	(26,625,713)	31,560,100
Power generation, transmission and distribution costs		(29,378,477)	(23,855,042)	—	26,131,987	(27,101,532)
Purchased power		(4,433,889)	—	—	—	(4,433,889)
Other operating cost		(59,359)	(9,193)	(1,413,450)	398,952	(1,083,050)
Selling and administrative expenses		(1,309,860)	(311,032)	(235,969)	117,159	(1,739,702)

Operating income (loss)		(3,659,202)	571,520	267,224	22,385	(2,798,073)

Interest income		90,590	98,993	54,911	(73,543)	170,951
Interest expense		(752,366)	(281,970)	(39,796)	73,359	(1,000,773)
Equity income of affiliates		(64,944)	(9)	1,824	161,740	98,611
Other, net		(120,310)	(197,260)	109,352	(106,101)	(314,319)

Income (loss) before income taxes		(4,506,232)	191,274	393,515	77,840	(3,843,603)
Income taxes		1,553,763	(523,598)	(82,233)	(18,368)	929,564

Segment earnings before minority interests	(Won)	(2,952,469)	(332,324)	311,282	59,472	(2,914,039)

	Won (millions)
	2009
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	(Won)	33,164,995	214,305	614,552	—	33,993,852
Intersegment revenues		520,719	24,817,778	1,496,018	(26,834,515)	—

Total operating revenues		33,685,714	25,032,083	2,110,570	(26,834,515)	33,993,852
Power generation, transmission and distribution costs		(29,372,297)	(22,818,239)	—	26,361,249	(25,829,287)
Purchased power		(3,666,468)	—	—	—	(3,666,468)
Other operating cost		(56,048)	(12,371)	(1,491,164)	320,964	(1,238,619)
Selling and administrative expenses		(1,159,598)	(275,081)	(207,784)	97,807	(1,544,656)

Operating income (loss)		(568,697)	1,926,392	411,622	(54,495)	1,714,822

Interest income		89,362	42,547	60,111	(78,155)	113,865
Interest expense		(988,368)	(640,474)	(33,233)	78,212	(1,583,863)
Equity income of affiliates		1,513,752	(6,513)	(8,117)	(1,476,649)	22,473
Other, net		(166,488)	261,813	67,888	(108,098)	55,116

Income (loss) before income taxes		(120,439)	1,583,765	498,271	(1,639,184)	322,413
Income taxes		42,727	(329,695)	(103,836)	20,659	(370,145)

Segment earnings (loss) before minority interests	(Won)	(77,712)	1,254,070	394,435	(1,618,525)	(47,732)

(b)	The following table provides asset information for each operating segment as of December 31, 2008 and 2009.

	Won (millions)
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
December 31, 2008
Property, plant and equipment	(Won)	31,941,153	35,588,883	1,051,525	1,213,724	69,795,285
Intangible assets		195,951	2,182,367	69,731	(1,501,202)	946,847
Total assets		66,868,176	48,725,647	3,591,874	(30,987,087)	88,198,610
December 31, 2009
Property, plant and equipment	(Won)	33,346,531	38,398,615	1,205,295	1,082,990	74,033,431
Intangible assets		105,134	2,028,491	58,333	(1,509,613)	682,345
Total assets		69,985,451	51,816,641	4,930,354	(33,524,415)	93,208,031

(35) Comprehensive Statement of Income (Loss)

Comprehensive income (loss) for the years ended December 31, 2007, 2008 and 2009 is summarized as follows:

	Korean Won (in millions)						Translation into U.S. Dollars (Note 2) (in thousands)
	2007		2008		2009		2009
Net income (loss)	(Won)	1,467,168		(2,914,039)		(47,732)	$(41,019)
Other comprehensive income, net of tax :
Gain (loss) on valuation of available-for-sale securities		(1,309)		(8,274)		18,086	15,542
Equity in other comprehensive income of affiliates		7,734		205,359		107,968	92,784
Gain (loss) on valuation of derivatives		10,736		108,798		(42,604)	(36,612)
Overseas operations translation		28,859		45,266		(31,303)	(26,901)

Comprehensive income (loss)	(Won)	1,513,188	(Won)	(2,562,890)	(Won)	4,415	$3,794

The amounts of tax allocated to the other comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Korean Won (in millions)						Translation into U.S. Dollars (Note 2) (in thousands)
	2007		2008		2009		2009
Gain (loss) on valuation of available-for-sale securities	(Won)	497		4,143		(5,101)	$(4,384)
Equity in other comprehensive income of affiliates		(2,933)		(44,346)		(30,453)	(26,170)
Gain (loss) on valuation of derivatives		(4,072)		(71,774)		12,017	10,327
Overseas operations translation		(10,947)		(14,233)		8,829	7,587

Comprehensive income	(Won)	(17,455)	(Won)	(126,210)	(Won)	(14,708)	$(12,640)

(36) Subsequent Event

The Company issued debentures after December 31, 2009 and details of the issued debentures are as follows (Won in millions):

Subsidiary	Type	Annual interest rate (%)	Issue date	Maturity date	Amount
Korea Hydro & Nuclear Power Co., Ltd.	Corporate bond	4.67	2010.03.26	2015.03.26	(Won)	200,000
	Corporate bond	5.10	2010.04.20	2020.04.20		100,000
Korea Western Power Co., Ltd.	Corporate bond	5.08	2010.02.18	2015.02.18		120,000
	Corporate bond	4.57	2010.03.19	2015.03.19		100,000

(37) Plan and Progress for Adoption of K-IFRS

The Company is scheduled to prepare financial statements in accordance with Korean International Financial Reporting Standards (the “K-IFRS”) effective for financial statements issued for fiscal years beginning after January 1, 2011. The Company has set up a special task force and the Company has been assessing the impact that the adoption of K-IFRS may have on financial statements and has been conducting on-the-job training and off-the-job training to its employees. In addition, the task force regularly reports the introduction plan and progress to the management.

The differences between the K-IFRS and K-GAAP, which are expected to have significant influences on the Company are; property, plant and equipment, revenue recognition and others, and are subject to change according to the Company’s additional assessment.

(38) Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from generally accepted accounting principles of the United States (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Revenue Recognition

The Company reads meters and bills customers on a cycle basis. The Company does not accrue revenue for power sold to customers between the meter-reading date and end of the reporting period but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which have been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, the Company began recognizing unbilled revenue related to the sale of power between the meter-reading dates, at the end of each reporting period.

(b)	Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. If an asset revaluation occurs, the revaluation becomes the new basis for the property, plant and equipment is established.

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not considered in the consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

(c)	Special Depreciation

Under Korean GAAP, a special depreciation has been allowed prior to 1994, which represents an accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes. However, such special depreciation is not in accordance with U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset. In 2008, the related facilities and equipment became fully depreciated under U.S. GAAP and as such there is no longer a GAAP difference to be reconciled.

(d)	Accounting for Regulation

Under U.S. GAAP accounting guidance for accounting for the effects of certain types of regulation, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates, while under Korean GAAP no such guidance exists.

The Government of the Republic of Korea approves the rates that the Company charges to its customers. The Company’s utility rates are designed to recover its reasonable costs plus a fair investment return. However, as discussed in Note 1(a), on April 2, 2001, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of the guidance. Accordingly, since 2001, only the Company’s power transmission and distribution divisions have been subject to the criteria for the application of the guidance.

The Company recognizes a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated assets and liabilities as of December 31, 2008 and 2009.

	Korean Won (in millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2008		2009	2009
Capitalized foreign currency translation	(Won)	609,723	559,357	$480,692
Reserve for self-insurance		(115,268)	(121,416)	(104,341)
Deferred income taxes		(1,068,372)	(844,301)	(725,563)

	(Won)	(573,917)	(406,360)	$(349,212)

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

(e)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. Under U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant, no elimination of profit is necessary for reporting purposes.

(f)	Foreign Currency Translation

As discussed in Note 1(f), under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses, referred to as either transaction or translation gains or losses under Korean GAAP, should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP were reversed and recognized in current period earnings under U.S. GAAP.

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics. Accordingly, the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the end of the reporting period, and the resulting foreign currency transaction gain or loss is recognized in the period’s earnings.

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

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred, except for internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized.

Until 2008, as discussed in Note 5, under Korean GAAP, the Company recognized its payment to the City of Gyeongju, in the amount of (Won)300,000 million which was used for negotiations (based on government regulation) to establish a radio-active waste facility in the City, as an intangible asset. However, under U.S. GAAP, the Company recognized such amount as construction-in-progress for utility plants.

In 2009, as discussed in Notes 5 and 22, due to the transfer of roles related to the disposal of radio-active waste to KRMC, the Company transferred its intangibles asset, under Korean GAAP and its construction-in-progress, under U.S. GAAP to KRMC. The Company reclassified such amounts from respective accounts to other receivables, resulting in no GAAP difference.

(h)	Deferred Income Taxes

Under Korean GAAP, the effect of changes in tax law related to items recorded directly in shareholders’ equity is reflected directly in the shareholders’ equity, while under U.S. GAAP, the effect is reflected in continuing operations in the period of new tax law enactment.

(i)	Accounting for Uncertainty in Income Taxes

In July 2006, under U.S. GAAP new accounting guidance for uncertainty in income taxes, which sets out a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions was issued. This guidance uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likelihood of being realized. The difference between the benefit recognized for a position in accordance with this guidance and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. Under Korean GAAP no such guidance exists.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2008, and 2009 in the following table:

	Korean Won (in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Total unrecognized tax benefits at January 1	(Won)	5,690	12,695	$10,910
Amount of increase for current year’s tax position		11,394	71	61
Gross amount of increases for prior years’ tax position		458	53	46
Gross amount of decreases for prior years’ tax position		(4,847)	(6,832)	(5,871)

Total unrecognized tax benefits at December 31	(Won)	12,695	5,987	$5,146

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, the Company’s effective tax rate. As of December 31, 2008 and 2009, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is (Won)6,438 million and (Won)1,312 million, respectively.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of the accounting guidance for uncertainty in income taxes, the Company has total gross accrual for interest expense and penalties of (Won)3,537 million and (Won)2,213 million as of December 31, 2008 and 2009, respectively.

The Company’s major tax jurisdiction is the Republic of Korea, and during the years ended December 31, 2007 and 2008, tax audits by National Tax Service for six entities, including the Company’s corporate entity were carried out. The unrecognized tax benefits of the entities as of December 31, 2009 reflect the results of tax audits.

(j)	Liabilities for Decommissioning Costs

Under Korean GAAP, as discussed in Note 22, since 2004, the Company has adopted SKAS No. 17 which requires companies to recognize its liability for decommissioning costs at estimated fair value. The Company should estimate the fair value using a discounted cash flow, for its asset retirement obligations for dismantling and disposal of the nuclear power plants, spent fuel and low & intermediate radioactive waste; along with recording a corresponding utility asset in the same amount. Expense is recorded for the period to period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows, as the balance is accreted to the ultimate amount payable.

Under Korean GAAP, the discount rate (4.36%) was set upon adoption in 2004 for all liabilities prior to that date and such rate is used for those liabilities for all future periods. Liabilities incurred for facilities built subsequent to the adoption of this guidance are discounted at the then applicable discount rate under Korean GAAP. Upward and downward revisions to the undiscounted estimated cash flows are discounted at the initial rate used for that facility.

Under U.S. GAAP, the Company adopted the guidance related to asset retirement in 2003, which requires the Company to recognize an estimated liability for legal obligations associated with the retirement of tangible long-live assets. The fair value of the liabilities for decommissioning costs is determined using a present value approach and expense is recorded in each period for the accretion due to the passage of time to the amount ultimately payable. A corresponding amount is recorded as part of the book value of the related long-lived assets and depreciated over the useful lives of the assets.

Under U.S. GAAP, the discount rate for existing decommissioning liabilities prior to 2003 was set at adoption (6.49%). Liabilities incurred for facilities built subsequent to the adoption of this guidance, should be discounted at the then applicable discount rate under U.S. GAAP also. In addition, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and is reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded.

As a result, substantially all of the different between the Korean GAAP liability and the U.S. GAAP liability is due to the different guidance adoption dates and the resulting different adoption date discount rates which impacts the liabilities assessed prior to the respective adoption dates, as discussed above. Also, subsequent to 2004, the Company uses the same discount rates under both GAAPs for liabilities related to new facilities, so no further GAAP differences will be created unless there are upward revisions in the amount payable.

In 2008, as discussed in Note 22, effective as of January 1, 2009, the Radio-active Waste Management Act (“RWMA”) was enacted by the Korean Government, in an effort to centralize the disposal of spent fuel and low & intermediate radioactive waste and related management process. The RWMA designated the Korea Radio-active Waste Management Corporation (“KRMC”) as the entity in charge of performing the disposal of spent fuel and low & intermediate radioactive waste. As a result, the Company’s related asset retirement obligation liabilities transferred to KRMC on RWMA enactment date.

As a result of the RWMA, the GAAP differences related to the asset retirement obligation liabilities for disposal of spent fuel and low & intermediate radioactive waste (for such liabilities related to periods prior to respective guidance’s adoptions) was eliminated, as the Company no longer needs to discount such liabilities at a different discount rate.

For liabilities related to disposal of spent fuel recognized prior to the RWMA, the Company reclassified (Won)3,576,369 million of liabilities to other long-term payables. This amount was the asset retirement obligation liability accrued under Korean GAAP, which was deemed as the liability which transferred to KRMC by RWMA. Due to the substantial transfer amount of the liability (payables) to KRMC, the RWMA established a fifteen year payment plan, with an initial five year grace period, for the transfer of liabilities incurred prior to the RWMA.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won (in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(866,658)	(825,000)	$(708,976)
Decrease in liabilities for decommissioning costs(*1)		1,397,480	1,410,014	1,211,716

Increase in shareholders’ equity	(Won)	530,822	585,014	$502,740

(*1)	There was no change related to the decommissioning and disposal of nuclear power plants so the GAAP difference from January 2009 forward only relates to those remaining obligations.

Details of the Company’s asset retirement costs as of December 31, 2008 and 2009 under U.S. GAAP are as follows:

	Korean Won (in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Capitalized asset retirement costs	(Won)	1,134,699	1,198,381	$1,029,847
Less : accumulated depreciation		(395,025)	(493,862)	(424,408)

	(Won)	739,674	704,519	$605,439

Changes in liabilities for decommissioning costs for the years ended December 31, 2008 and 2009 under U.S. GAAP are as follows:

	Korean Won (in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Balance at beginning of year	(Won)	5,911,298	4,073,284	$3,500,437
Liabilities incurred		470,376	255,360	219,447
Accretion expense for the year		320,250	210,853	181,200
Payments		(8,791)	(254,287)	(218,525)
Transfer to long-term other account payable(*1)		(3,576,369)	—	—
Others(*2)		956,520	—	—

Balance at end of year	(Won)	4,073,284	4,285,210	$3,682,559

(*1)	For spent fuel discharged prior to December 31, 2008, the Company has accrued the liability of (Won) 3,576,369 million. Under newly enacted RWMA, as the Company is required to pay KRMC over 15 years, after a 5 year grace period. As a result, the liability of (Won)3,576,369 million was reclassified to the long-term other accounts payable.

(*2)	With the transfer of performing the disposal of spent fuel and low and intermediate radioactive waste, the liability under U.S.GAAP increased by (Won)956,520 million to record the actual liability transferred to KRMC which was equivalent to the liability amount under Korean GAAP: There no longer exists a GAAP difference in 2009.

(k)	Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Additionally, the convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, unless a conversion right is considered as an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities should be attributed to the conversion feature. The Company has determined that the conversion feature embedded in its convertible debt should not be bifurcated. Additionally, the convertible bonds are subject to foreign currency translation as these convertible bonds are regarded as monetary foreign currency liabilities under U.S. GAAP.

(l)	Principles of Consolidation

Under Korean GAAP, noncontrolling interests in consolidated subsidiaries are presented as a component of shareholders’ equity in the consolidated statements of financial position.

Under U.S. GAAP, before the new consolidation guidance, noncontrolling interests were presented outside of the shareholders’ equity section in the consolidated statements of financial position. Effective January 1, 2009, the Company adopted the new consolidation accounting guidance under U.S. GAAP, the requirements of which include that the ownership interest in subsidiaries held by parties other than the parent shall be clearly identified and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. The provisions of this guidance were prospective upon adoption, except for the presentation and disclosure requirements which are required to be retrospectively applied. As such, the Company has retroactively amended its presentation of its noncontrolling interests in its subsidiaries in the consolidated statements of financial position.

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

Under U.S. GAAP, historically the Company elected the accounting guidance to recognize such gain or loss in other income, as part of earnings. Effective January 1, 2009, the Company adopted the new consolidation accounting guidance under U.S. GAAP, which states that when changes in parent’s ownership interest in a subsidiary occurs, related gain or loss on disposal should be recognized in capital surplus. As retroactive application of such guidance is prohibited, the Company has prospectively applied this guidance. Consequently, the Company recognized gains from a disposal of subsidiary in 2007 as other income and as such accounted it for as an adjustment from net income under Korean GAAP to that under U.S. GAAP. In 2009, the Company also recognized gains from a disposal of subsidiary which it recognized in capital surplus, as such no reconciliation adjustment between Korean GAAP and U.S. GAAP was necessary.

(o)	Gain on Valuation of Non-marketable Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income until realized.

Under U.S. GAAP, investments in non-marketable equity securities without significant influence that do not have a readily determinable fair value are stated at cost using the cost method. As a result of the reconciliation of difference, the shareholders’ equity as of December 31, 2008 and 2009 increased by (Won)6,266 million and (Won)10,873 million, respectively, compared to that under Korean GAAP.

(p)	Fair Value Hierarchy

Effective January 1, 2008, the Company adopted the accounting guidance for fair value measurements.

The accounting guidance provides for the following:

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

The Company classifies fair value balances based on the fair value hierarchy defined by the accounting guidance for fair value measurements. The classification of valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

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

Investment securities

The Company classified available-for-sale equity securities with marketability within Level 1 of the valuation hierarchy if quoted prices are available in an active market. The Company generally classifies its securities within Level 2 of the valuation hierarchy if quoted prices for identical instruments in active markets are not available. The Company determines the fair values of its securities using pricing models, quoted prices of securities with similar characteristics or discounted cash flow models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.

Derivatives

Derivatives are composed of cross currency swap and interest rate swaps valued using internal models that use readily observable market inputs, such as foreign currency exchange rates and swap rates. The Company classified derivatives as Level 2 within the valuation hierarchy.

Under Korean GAAP, fair value of derivatives is determined assuming the same nonperformance risk for the entity and the counterparty. However, U.S. GAAP requires consideration of both the entity’s nonperformance risk and counterparty nonperformance risk in determining the fair value of a derivative instrument. Due to such differences, for U.S. GAAP purpose, net loss increased by (Won)15,698 million and decreased by (Won)13,719 million, and other comprehensive income decreased by (Won)68,706 million and increased by (Won)50,856 million, compared to those under Korean GAAP for year ended December 31, 2008 and 2009, respectively. Refer to Note 25 for disclosure of derivatives under Korean GAAP.

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2009:

	Korean Won (in millions)
	2008				2009
	Level 1		Level 2	Total	Level 1	Level 2	Total
Assets:
Investment securities	(Won)	8,725	13,960	22,685	123,123	9,980	133,103
Financial derivatives		—	1,240,790	1,240,790	—	880,096	880,096

Total Assets	(Won)	8,725	1,254,750	1,263,475	123,123	890,076	1,013,199

Liabilities:
Financial derivatives	(Won)	—	19,997	19,997	—	36,996	36,996

Total Liabilities	(Won)	—	19,997	19,997	—	36,996	36,996

(q)	Fair Value of Financial Instruments

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

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments as of December 31, 2008 and 2009 are summarized as follows:

	Korea Won (in millions)
	2008			2009
	Carrying Amount		Fair value	Carrying Amount	Fair value
Cash and cash equivalents	(Won)	1,452,886	1,452,886	1,489,390	1,489,390
Short-term financial instruments		316,442	316,442	356,115	356,115
Trade receivables and other account receivables		3,532,552	3,532,552	4,531,443	4,531,443
Investments:
Practicable to estimate fair value		22,685	22,685	133,103	133,103
Not practicable		201,746	N/A	155,734	N/A
Short-term borrowings		(1,357,710)	(1,357,710)	(684,480)	(684,480)
Trade payables and other accounts payable		(3,099,089)	(3,099,089)	(2,763,509)	(2,763,509)
Long-term other account payable		(3,576,369)	(3,576,369)	(3,576,369)	(3,576,369)
Long-term debt, including current portion		(27,763,594)	(27,907,314)	(33,634,756)	(33,221,281)

(r)	Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won (in millions)				Translation into U.S. Dollars (Note 2) (in thousands)
	2007		2008	2009	2009
Interest paid, net of capitalized portion	(Won)	903,916	928,119	1,378,799	$1,184,892
Income taxes paid		1,385,254	699,070	428,371	368,127

(s)	Scope of Equity Method

Under Korean GAAP, a company should account for its investment under the equity method of accounting, if it has significant influence. A company is presumed to have significant influence if it has the ability to nominate a board member, regardless of overall ownership percentage or other conditions that would be considered under U.S. GAAP.

Under U.S GAAP, to presume if a company has significant influence or not, the followings are some of the conditions it would consider; ability to nominate a board member, such board member’s voting power and limitation (if any), overall ownership percentage, influence compared to other investors, relationship between the investor and investee and etc. Due to such difference in guidance and practice, certain investments which are accounted for under the equity method under K GAAP, are accounted for as an available-for-sale investment under the cost basis with unrealized gains and losses reported as other comprehensive income until realized at each reporting date under U.S. GAAP. Under U.S. GAAP, net income increased by (Won)17,788 million and accumulated other comprehensive income increased by (Won)2,787, compared to that under Korean GAAP for year ended December 31, 2009.

(t)	Recent Changes in U.S. GAAP

In December 2007, the FASB issued the revised Accounting Standards Codification (ASC) 805, “Business Combinations”, which establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This revised guidance is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. The adoption of this revised guidance did not have a material impact on its results from operations or financial condition.

In December 2007, the FASB amended ASC 810, “Consolidation” for noncontrolling interests in consolidated financial statements. This amendment requires the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This amendment is effective for fiscal years beginning on or after December 15, 2008. The provisions of this amendment were prospective upon adoption, except for the presentation and disclosure requirements. The Company applied the provisions prospectively beginning January 1, 2009 while amendments related to the presentation and disclosure requirements have been applied retrospectively to the Company’s consolidated financial statements for all periods presented. See Note 38(l) for presentation and disclosures required under ASC 810.

In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities required under ASC 815, “Derivatives and Hedging”. The amendments to ASC 815 requires increased qualitative, quantitative, and credit-risk disclosures. Required qualitative disclosures include: (1) How and why an entity is using a derivative instrument or hedging activity (e.g., for risk management or other purposes), (2) How the entity is accounting for its derivative instrument and hedged items under ASC 815 (and related guidance), and (3) How the instrument affects the entity’s financial position, financial performance, and cash flows. The Company adopted these disclosure requirements as of January 1, 2009. The adoption of this amendment to ASC 815 only affected the Company’s disclosures of derivative instruments and hedging activities, and did not have a material impact on its results from operations or financial position. See related Korean GAAP disclosure at Note 25 which is inclusive of such disclosures required under ASC 815.

In May 2008, the FASB updated ASC 470-20, “Debt with Conversion and Other Options” for convertible debt instruments that may be settled in cash upon conversion (Including Partial Cash Settlement). This guidance clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), not addressed by the accounting guidance for convertible debt and debt issued with stock purchase warrants. Additionally, this guidance specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 on a retrospective basis with no early adoption option. The Company’s adoption of this guidance did not have a material impact on its results from operations or financial condition.

In June 2008, the FASB ratified the consensus reached by ASC 815-40, “Derivatives and Hedging: Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. Under this guidance, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Effective January 1, 2009, the Company adopted this guidance. Such adoption did not have a material impact on its results from operations or financial condition.

In June 2009, the FASB amended ASC 105, “Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP. On the effective date of the changes to ASC 105, which was for financial statements issued for interim and annual periods ending after September 15, 2009, the ASC supersedes all then-existing non-SEC accounting and reporting standards. Under the ASC, all of its content carries the same level of authority and the GAAP hierarchy includes only two levels of GAAP: authoritative and non-authoritative. While the adoption of the ASC did not have a material impact on its financial position or results of operations, the ASC impacted the references to authoritative and non-authoritative accounting literature contained within the Notes.

In September and August 2009, respectively, the FASB issued Accounting Standards Updates (ASU) 2009-12, “Fair Value Measurements and Disclosure, and ASU 2009-05, “Measuring Liabilities at Fair Value”. ASU 2009-12 provides guidance for the fair value measurement of investments in certain entities that calculate the net asset value per share (or its equivalent) determined as of the reporting entity’s measurement date. Certain attributes of the investment (such as restrictions on redemption) and transaction prices from principal-to-principal or brokered transactions will not be considered in measuring the fair value of the investment. The amendments in this standard are effective for interim and annual periods ending after December 15, 2009. The adoption of ASU 2009-12 did not have a material impact on its financial position or results of operations.

ASU 2009-05 provides guidance on measuring the fair value of liabilities under ASC 820, “Fair Value Measurements and Disclosures”. This standard clarifies that in the absence of a quoted price in an active market for an identical liability at the measurement date, companies may apply approaches that use the quoted price of an investment in the identical liability or similar liabilities traded as assets or other valuation techniques consistent with the fair-value measurement principles in ASC 820. The standard permits fair value measurements of liabilities that are based on the price that a company would pay to transfer the liability to a new obligor. It also permits a company to measure the fair value of liabilities using an estimate of the price it would receive to enter into the liability at that date. The new standard is effective for interim and annual periods beginning after August 27, 2009 and applies to all fair-value measurements of liabilities required by GAAP. The Company is currently evaluating the impact that the adoption may have on its consolidated financial statements.

In May 2009, the FASB revised ASC 855, “Subsequent Events”. This guidance establishes standards of accounting for and disclosure of events that occur after the end of the reporting period but before the date that the financial statements are issued or are available to be issued. Specifically, the Statement sets forth (1) the period after the end of the reporting period during which management of a reporting entity will evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity will recognize events or transactions occurring after the end of the reporting period in its financial statements and (3) the disclosures that an entity will make about events or transactions that occurred after the end of the reporting period. This Standard is effective for interim and annual periods ending after June 15, 2009. The Company’s adoption of this guidance did not have a material impact on its results from operations or financial condition.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that the adoption may have on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 “Amendments to Certain Recognition and Disclosure Requirements”, which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to evaluate subsequent events through the date the financial statements are issued. All other entities are required to evaluate subsequent events through the date the financial statements are available to be issued. The guidance is effective for interim or annual periods ending after June 15, 2010. The Company is currently evaluating the impact that the adoption may have on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02 “Accounting and Reporting for Decreases in Ownership of Subsidiary—a Scope Clarification”, in response to practice issues entities had encountered in applying the decrease-in-ownership provisions in ASC 810-10. The ASU clarifies that the decrease-in-ownership provisions of ASC 810-10 and related guidance apply to (1) a “subsidiary or group of assets that is a business or nonprofit activity (2) a subsidiary or group of assets “that is a business or nonprofit activity that is transferred to an equity method investee or joint venture and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture). In addition, the ASU clarifies that the decrease-in-ownership guidance does not apply to the sales of in-substance real estate or conveyances of oil and gas mineral rights, even if these transactions involve businesses. Finally, the ASU expands the disclosures required upon deconsolidation of a subsidiary. An entity will be required to follow the amended guidance beginning in the period that it first adopts ASC 810-10. For those entities that have already adopted ASC 810-10, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The Company is currently evaluating the impact that the adoption may have on its consolidated financial statements.

(u)	Effect on Net Income and Shareholders’ Equity

The effects of the significant adjustments to net income and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2009	2009
NET INCOME (LOSS) UNDER KOREAN GAAP	(Won)	1,467,168	(2,914,039)	(47,732)	$(41,018)
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation (Note 38(b))		330,115	341,605	286,749	246,422
Special depreciation (Note 38(c))		(5,328)	(2,776)	—	—
Regulated operation (Note 38(d))		(2,135)	157,423	167,557	143,993
Capitalized foreign currency translation (Note 38(f))		151,088	134,714	123,738	106,336
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 38(e))		(1,461)	(7,631)	(8,464)	(7,274)
Liabilities for decommissioning costs and capitalized asset retirement costs (Note 38(j))		81,335	(844,988)	54,192	46,571
Reserve for self-insurance (Note 38(m))		5,331	5,995	6,148	5,283
Revenue recognition (Note 38(a))		52,057	73,784	187,372	161,021
Intangible assets (Note 38(g))		(44,013)	(4,965)	15,135	13,006
Classification differences in the consolidated statements of income(*1)		(157,762)	(25,807)	(3,113)	(2,675)
OTHER INCOME (EXPENSES)
Asset revaluation—equity investments (Note 38(b))		13,349	12,339	12,257	10,533
Capitalized foreign currency translation (Note 38(f))		2,381	(863)	(6,284)	(5,400)
Convertible bonds (Note 38(k))		(97,580)	(520,731)	659,405	566,670
Gain on disposal of subsidiaries (Note 38(n))		63,209	—	—	—
Equity income of affiliates(*2)		(132,914)	(110,871)	(52,516)	(45,130)
Scope of equity method (Note 38(s))		—	—	17,788	15,286
Credit valuation adjustment (Note 38(p))		—	(15,698)	13,719	11,790
Classification differences in the consolidated statements of income(*1)		157,762	25,807	3,113	2,675
INCOME TAX EXPENSES
Deferred income taxes		(120,192)	(198,222)	(336,739)	(289,382)
Change in enacted tax rates (Note 38(h))		—	6,366	—	—
FIN48 Liabilities (Note 38(i))		(2,876)	(178)	6,449	5,542
Tax effect of gain on disposal of subsidiaries (Note 38(n))		(16,264)	—	—	—
Tax effect of equity income of affiliates(*2)		24,944	17,492	2,624	2,254
EQUITY INCOME OF AFFILIATES, NET OF TAX(*2)		107,970	93,379	49,892	42,875

NET INCOME (LOSS) UNDER U.S. GAAP	(Won)	1,876,184	(3,777,865)	1,151,290	$989,378

CONTROLLING INTEREST UNDER U.S. GAAP	(Won)	1,835,473	(3,819,165)	1,102,306	$947,283
NONCONTROLLING INTEREST UNDER U.S. GAAP	(Won)	40,711	41,300	48,984	$42,095

(*1)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP. This reclassification does not affect the net income under U.S. GAAP.

(*2)	Under Korean GAAP, equity income of affiliates is presented as other income, while it is shown after income tax expense under U.S. GAAP.

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009	2009
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP ADJUSTMENTS:	(Won)	41,274,814	41,403,807	$35,580,980
Current Asset
Account Receivables
Revenue recognition (Note 38(a))		1,069,171	1,256,543	1,079,829
UTILITY PLANT
Asset revaluation (Note 38(b))		(6,425,196)	(6,138,447)	(5,275,166)
Capitalized asset retirement costs (Note 38(j))		(866,658)	(825,000)	(708,976)
Construction in progress (Note 38(g))		300,000	—	—
Capitalized foreign currency translation (Note 38(f))		(1,046,947)	(929,493)	(798,774)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 38(e))		107,918	99,454	85,467
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights (Note 38(g))		(300,000)	—	—
Research and development cost (Note 38(g))		(48,978)	(33,843)	(29,083)
INVESTMENT SECURITIES
Asset revaluation (Note 38(b))		(36,446)	(24,189)	(20,787)
Available-for-sale securities (Note 38(o))		6,266	10,873	9,344
Scope of equity method (Note 38(s))		—	20,575	17,681
FINANCIAL DERIVATIVES
Credit valuation adjustments (Note 38(p))		(85,759)	(20,387)	(17,520)
DEFERRED INCOME TAXES		1,358,236	1,007,101	865,467
LIABILITIES
Liabilities for decommissioning costs (Note 38(j))		1,397,480	1,410,014	1,211,716
Regulated operation (Note 38(d))		(573,917)	(406,360)	(349,212)
Reserve for self-insurance (Note 38(m))		115,268	121,416	104,341
Convertible bonds (Note 38(k))		(687,261)	(27,856)	(23,938)
FIN48 Liabilities (Note 38(i))		(16,231)	(8,200)	(7,047)
Credit valuation adjustments (Note 38(p))		1,356	558	480

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	35,543,116	36,916,566	$31,724,802

CONTROLLING INTEREST UNDER U.S. GAAP		35,230,171	36,539,993	31,401,188
NONCONTROLLING INTEREST UNDER U.S. GAAP		312,945	376,573	323,614

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008	2009	2009
Operating income (loss) under Korean GAAP	(Won)	2,821,675	(2,798,073)	1,714,822	$1,473,658
Asset revaluation		330,115	341,605	286,749	246,422
Special depreciation		(5,328)	(2,776)	—	—
Regulated operation		(2,135)	157,423	167,557	143,993
Capitalized foreign currency translation		151,088	134,714	123,738	106,336
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(1,461)	(7,631)	(8,464)	(7,274)
Asset retirement obligation		81,335	(844,988)	54,192	46,571
Reserve for self-insurance		5,331	5,995	6,148	5,283
Revenue recognition		52,057	73,784	187,372	161,021
Research and development cost		(44,013)	(4,965)	15,135	13,006
Classification differences in the consolidated statements of income		(157,762)	(25,807)	(3,113)	(2,675)

Operating income (loss) under U.S. GAAP	(Won)	3,230,902	(2,970,719)	2,544,136	$2,186,341

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2008 and 2009 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009	2009
Utility plant, net under Korean GAAP	(Won)	69,795,285	74,033,431	$63,621,733
Asset revaluation		(6,425,196)	(6,138,447)	(5,275,166)
Capitalized asset retirement costs		(866,658)	(825,000)	(708,976)
Construction in-progress		300,000	—	—
Capitalized foreign currency translation		(1,046,947)	(929,493)	(798,774)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		107,918	99,454	85,467

Utility plant, net under U.S. GAAP	(Won)	61,864,402	66,239,945	$56,924,284

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2008 and 2009 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009	2009
Total assets under Korean GAAP	(Won)	88,198,610	93,208,031	$80,099,713
Adjustments:
Account Receivables		1,069,171	1,256,543	1,079,829
Utility Plant		(7,930,883)	(7,793,486)	(6,697,449)
Intangible assets		(348,978)	(33,843)	(29,083)
Investment securities		(30,180)	7,259	6,238
Financial derivatives		(85,759)	(20,387)	(17,520)
Deferred income taxes		1,358,236	1,007,101	865,467

Total assets under U.S. GAAP	(Won)	82,230,217	87,631,218	75,307,195

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2009, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009	2009
Deferred tax assets adjustments:
Asset revaluation	(Won)	1,240,849	1,178,901	$1,013,106
Convertible bond		151,197	6,128	5,266
Regulated operation		126,262	89,399	76,827
Capitalized foreign currency translation		230,328	204,488	175,730
Research and development cost		10,775	7,445	6,398
FIN48 Liabilities		6,256	4,674	4,016
Scope of equity method		—	14,119	12,133
Credit valuation adjustments		18,867	4,485	3,854

Total deferred tax assets adjustments		1,784,534	1,509,639	1,297,330

Deferred tax liabilities adjustments:
Asset retirement obligation, net		(116,781)	(128,703)	(110,603)
Reserve for self insurance		(25,359)	(26,712)	(22,955)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(23,742)	(21,880)	(18,803)
Revenue Recognition		(258,739)	(304,083)	(261,318)
Available-for-sale securities		(1,379)	(2,392)	(2,055)
Scope of equity method		—	(18,645)	(16,023)
Credit valuation adjustments		(298)	(123)	(106)

Total deferred tax liabilities adjustments	(Won)	(426,298)	(502,538)	$(431,863)

Net deferred tax assets adjustments:		1,358,236	1,007,101	$865,467

Net deferred tax assets under Korean GAAP	(Won)	1,318,849	1,052,854	$904,786

Net deferred tax assets under U.S. GAAP	(Won)	2,677,085	2,059,955	$1,770,254

Basic earnings (loss) per share (EPS) excludes dilution and is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings (loss) per share for the years ended December 31, 2007, 2008 and 2009 under U.S. GAAP are as follows:

	Korean Won (in millions, except per share data)				Translation into U.S. dollars (Note 2) (in thousands, except per share data)
	2007		2008	2009	2009
Controlling interest under U.S. GAAP (a)	(Won)	1,835,473	(3,819,165)	1,102,306	$947,283

Effect of dilutive securities		24,283	—	77	67

Adjusted net income (b)	(Won)	1,859,756	(3,819,165)	1,102,383	$947,350

Weighted-average shares (c)		621,717,622	622,637,717	622,637,717	622,637,717
Effect dilutive securities		9,497,722	—	498,802	498,802

Adjusted weighted average shares (d)		631,215,344	622,637,717	623,136,519	623,136,519

Basic earnings (loss) per share under U.S. GAAP (a)/(c)	(Won)	2,952	(6,134)	1,770	$1.52

Diluted earnings (loss) per share under U.S. GAAP (b)/(d)(*)	(Won)	2,946	(6,134)	1,769	$1.52

Basic earnings (loss) per ADS under U.S. GAAP	(Won)	1,476	(3,067)	885	$0.76

Diluted earnings (loss) per ADS under U.S. GAAP(*)	(Won)	1,473	(3,067)	884	$0.76

(*)	In 2008, Euro and JPY denominated exchangeable bonds issued on November 21, 2006 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because those would have been antidilutive.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on March 19, 2010 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act (in English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)***

15.3	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

15.4	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
***	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

E-1