Form 20-F/A
period 2009-12-31
KOREA ELECTRIC POWER CORP
filed 2010-11-19
CIK 887225

As filed with the Securities and Exchange Commission on November 19, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

TABLE OF CONTENTS

EXPLANATORY NOTE

PART III

ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS

SIGNATURES

INDEX TO FINANCIAL STATEMENTS

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

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS AS OF DECEMBER 31, 2008 AND 2009

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEX OF EXHIBITS

EX- 12.1 CERTIFICATIONS
EX- 12.2 CERTIFICATIONS
EX- 13.1 CHIEF EXECUTIVE OFFICER CERTIFICATION
EX- 13.2 CHIEF FINANCIAL OFFICER CERTIFICATION

EXPLANATORY NOTE

This Amendment No. 1 to the registrant’s annual report on Form 20-F, which was originally filed on June 29, 2010 (the “Original Annual Report”), is being filed solely for the purpose of correcting a typographical error in each of the following reports of independent registered public accounting firm attached to the registrant’s financial statements included in the Original Annual Report:

•	Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea South-East Power Co., Ltd.) on page F-5 of the Original Annual Report;

•	Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea Southern Power Co., Ltd.) on page F-6 of the Original Annual Report; and

•	Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea Midland Power Co., Ltd.) on page F-8 of the Original Annual Report,

to the effect that all references to “the auditing standards of the Public Company Accounting Oversight Board (United States)” in such reports shall be replaced with “the standards of the Public Company Accounting Oversight Board (United States)”.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Report and does not modify, update or restate the disclosure therein in any way other than to reflect the amendments described above. No other changes have been made in the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the filing of the Original Annual Report.

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

See Index of Exhibits beginning on page E-1 of the Original Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Ssang-Su
Name:	Kim, Ssang-Su
Title:	President and Chief Executive Officer

Date: November 19, 2010

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

	Korean Won (in millions, except per share data)				Translation into U.S. dollars (Note 2) (in thousands, except per share data)
	2007		2008	2009	2009
Controlling interest under U.S. GAAP (a)	(Won)	1,835,473	(3,819,165)	1,102,306	$947,283

Effect of dilutive securities		24,283	—	77	67

Adjusted net income (b)	(Won)	1,859,756	(3,819,165)	1,102,383	$947,350

Weighted-average shares (c)		621,717,622	622,637,717	622,637,717	622,637,717
Effect dilutive securities		9,497,722	—	498,802	498,802

Adjusted weighted average shares (d)		631,215,344	622,637,717	623,136,519	623,136,519

Basic earnings (loss) per share under U.S. GAAP (a)/(c)	(Won)	2,952	(6,134)	1,770	$1.52

Diluted earnings (loss) per share under U.S. GAAP (b)/(d)(*)	(Won)	2,946	(6,134)	1,769	$1.52

Basic earnings (loss) per ADS under U.S. GAAP	(Won)	1,476	(3,067)	885	$0.76

Diluted earnings (loss) per ADS under U.S. GAAP(*)	(Won)	1,473	(3,067)	884	$0.76

(*)	In 2008, Euro and JPY denominated exchangeable bonds issued on November 21, 2006 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because those would have been antidilutive.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on March 19, 2010 (in English)†

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries†

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act (in English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act (in Korean and English)***

15.3	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

15.4	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

†	Incorporated by reference to the Original Annual Report.
*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
***	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

E-1