Form 20-F
period 2010-12-31
KOREA ELECTRIC POWER CORP
filed 2011-06-30
CIK 887225

As filed with the Securities and Exchange Commission on June 30, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 F

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Seung Bum Kim, +822 3456 4264, sbkim96@kepco.co.kr, +822 3456 4299

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

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this report, are references to The Republic of Korea. All references to the “Government” in this report are references to the government of the Republic. All references to “we,” “us,” “our,” “ours,” the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries, and the possessive thereof, as applicable. All references to “the Ministry of Knowledge Economy” and “the Ministry of Strategy and Finance” include the respective predecessors thereof. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “Korean GAAP” in this report are references to the accounting guidelines under the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise Associate Government Agency and accounting principles generally accepted in the Republic of Korea, and all references to “U.S. GAAP” in this report are references to accounting principles generally accepted in the United States. Unless otherwise stated, all of our financial information presented in this report is prepared under Korean GAAP.

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

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this report are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this report.

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

Item 3A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. Our consolidated financial statements as of and for the years ended December 31, 2007, 2008, 2009 and 2010 have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee. Deloitte Anjin LLC is a Korean independent registered public accounting firm and is our current independent registered public accounting firm. Our consolidated financial statements as of and for the year ended December 31, 2006 has been audited by KPMG Samjong Accounting Corp.

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

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Earnings Data

	2006		2007		2008		2009		2010
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with Korean GAAP(1):
Operating revenues	(Won)	27,409	(Won)	29,137	(Won)	31,560	(Won)	33,994	(Won)	39,426	$34,872
Operating expenses		24,014		26,316		34,358		32,279		37,846	33,474
Operating income (loss)		3,395		2,822		(2,798)		1,715		1,580	1,398
Income (loss) before income taxes		3,369		2,393		(3,844)		322		437	387
Income tax expenses (benefits)		1,123		926		(930)		370		457	404
Net income (loss)		2,246		1,467		(2,914)		(48)		(20)	(17)
Controlling interest		2,226		1,426		(2,955)		(97)		(72)	(64)
Noncontrolling interest		20		41		41		49		52	46
Earnings (loss) per share
Basic		3,488		2,294		(4,746)		(155)		(116)	(0.10)
Diluted		3,389		2,258		(4,746)		(155)		(116)	(0.10)
Earnings (loss) per ADS
Basic		1,744		1,147		(2,373)		(77.5)		(58)	(0.05)
Diluted		1,695		1,129		(2,373)		(77.5)		(58)	(0.05)
Dividends per share		1,000		750		—		—		—	—

	2006		2007		2008		2009		2010
	(in billions of Won and millions of US$, except per share data)
Amounts in Accordance with U.S. GAAP(2):
Operating revenue(3)	(Won)	27,408	(Won)	29,189	(Won)	31,634	(Won)	34,181	(Won)	39,512	$34,948
Operating income (loss)		3,727		3,231		(2,971)		2,544		2,129	1,884
Net income (loss)		2,665		1,876		(3,778)		1,151		443	392
Controlling interest		2,645		1,835		(3,819)		1,102		391	346
Noncontrolling interest		20		41		41		49		52	46
Earnings (loss) per share
Basic		4,146		2,952		(6,134)		1,770		628	0.56
Diluted		4,028		2,946		(6,134)		1,769		623	0.55
Earnings (loss) per ADS
Basic		2,073		1,476		(3,067)		885		314	0.28
Diluted		2,014		1,473		(3,067)		884		312	0.28
Dividend per share		1,000		750		—		—		—	—
Other Data:
Ratio of earnings to fixed charges(4):
Korean GAAP		3.8		3.1		(3.2)		1.0		0.8	0.8
U.S. GAAP(2)		4.2		3.7		(3.9)		1.8		1.1	1.1

Consolidated Statements of Financial Position Data

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won and millions of US$, except share and per share data)
Amounts in Accordance with Korean GAAP(2):
Net working capital surplus (deficit)(5)	(Won)	171	(Won)	(3)	(Won)	(197)	(Won)	281	(Won)	802	$708
Property, plant and equipment, net		56,874		57,739		59,618		59,124		59,155	52,322
Construction in progress		8,393		9,824		10,178		14,909		19,744	17,463
Total assets		79,241		82,929		88,199		93,208		99,610	88,104
Total stockholders’ equity		43,235		44,267		41,275		41,404		41,489	36,696
Controlling interest		43,084		44,033		40,962		41,027		41,018	36,280
Noncontrolling interest		151		234		313		377		471	416
Common stock		3,208		3,208		3,208		3,208		3,208	2,837
Number of common shares as adjusted to reflect any changes in capital stock		641,567,712		641,567,712		641,567,712		641,567,712		641,567,712
Long-term debt (excluding current portion)		15,428		16,121		23,319		27,856		33,107	29,283
Other long term liabilities		11,924		13,204		13,069		13,201		13,427	11,876

Amounts in Accordance with U.S. GAAP(2):
Total assets		72,513		76,616		82,230		87,631		94,568	83,644
Total liabilities		34,450		37,169		46,687		50,714		57,007	50,422
Total stockholders’ equity		38,063		39,447		35,543		36,917		37,561	33,222
Controlling interest		37,912		39,213		35,230		36,540		37,090	32,806
Noncontrolling interest		151		234		313		377		471	416

Notes:

(1)	See Item 5A. “Operating Results” for discussion of certain changes in Korean GAAP.
(2)	For discussion of significant differences between the application of Korean GAAP and U.S. GAAP, see Item 5B. “Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38 of the notes to our consolidated financial statements.

(3)	For discussion of significant differences in revenue recognition under Korean GAAP and U.S. GAAP, see Item 5B. “Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38(a) of the notes to our consolidated financial statements.
(4)	For purposes of computing ratios of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of bond discount and issue expenses. We believe this ratio is helpful to understand our ability to service our debt with our earnings.
(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of Korea, and all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America, all references to “Euro” or “€” are references to the currency of the European Union, and all references to “Yen” or “¥” are references to the currency of Japan. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,130.60 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 30, 2010. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On June 24, 2011, the Noon Buying Rate was Won 1,078.7 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2006	930.0	953.5	1,002.9	913.7
2007	935.8	929.0	950.2	903.2
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011 (through June 24)	1,078.7	1,101.1	1,135.6	1,065.5
January	1,119.1	1,118.9	1,128.1	1,111.0
February	1,123.7	1,117.4	1,130.6	1,100.9
March	1,097.3	1,119.3	1,135.6	1,097.3
April	1,068.4	1,083.2	1,091.8	1,068.4
May	1,078.0	1,084.4	1,101.6	1,065.5
June (through June 24)	1,078.7	1,081.4	1,091.2	1,073.9

Source: Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the daily average of the Noon Buying Rates during the relevant period.

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

Fuel costs constituted 47.2% and 49.1% of our operating revenues and operating expenses, respectively, in 2010. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 43.6% of our entire fuel requirements in 2010 in terms of electricity output) are imported from a limited number of countries principally consisting of Indonesia and Australia and, to a lesser extent, Canada and China, which accounted for approximately 51%, 32%, 4% and 3%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2010. Approximately 70.8% of the bituminous coal requirements of our generation subsidiaries in 2010 were purchased under long-term contracts and the remaining 29.2% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4B. “Business Overview—Fuel.”

In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have fluctuated significantly, resulting in a higher fuel cost to us. For example, the average “free on board” Newcastle coal price index ranged from US$128.4 per ton in 2008 to US$72.4 per ton in 2009 and to US$98.8 per ton in 2010, and rose to US$118.5 per ton as of June 3, 2011. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil fluctuated from US$93.8 per barrel in 2008 to US$61.7 per barrel in 2009 and US$78.1 per barrel in 2010, and was US$118.7 per barrel as of June 3, 2011. If fuel prices increase sharply within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices that they were able to obtain during prior periods. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, resulting in an increase in the fuel cost. We cannot assure you that the fuel prices will not significantly increase in the remainder of 2011 or thereafter.

Because the Government regulates the rates we charge for the electricity we sell to our customers (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. The increase in fuel prices led to our recording an operating loss in 2008 and a net loss from 2008 to 2010 under Korean GAAP and we expect that a high level of fuel prices will continue to have an adverse effect on our results of operation in 2011 and beyond. If fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of high fuel prices, the fuel price increases will significantly lower our profit margins or even cause us to suffer operating and/or net losses and our business, financial condition, results of operations and cash flows would seriously suffer. In addition, partly because the Government may have to undergo a lengthy deliberative process to approve an increase in electricity tariff, which represents a key component of the consumer price index, the electricity tariff may not be adjusted to a level sufficient to ensure a fair rate of return to us in a timely manner or at all. For example, in July 2009 and August 2010, the Government increased the electricity tariff by an average of 3.9% and 3.5%, respectively. However, such increases were insufficient to fully offset the adverse impact from the rise in fuel costs. Similarly, we cannot assure that any future tariff increase by the Government will be sufficient to fully offset the adverse impact on our results of operations from the current or potential rises in fuel costs.

On February 10, 2010, the Ministry of Knowledge Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Currently scheduled to take effect on July 1, 2011, the new tariff system is also intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, there is no assurance that the new tariff system will be adopted as presently anticipated or at all, or that the new tariff system in its final form will fully cover our expenses on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff system in July 2011. Any of such developments may have a material adverse effect on our business, financial condition, results of operations and cash flows. See Item 4B. “Business Overview—Recent Developments—Proposed Changes to the Electricity Tariff System.”

The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.

From time to time, the Government considers various policy initiatives to foster efficiency in the Korean electric power industry, and at times have adopted policy measures that have substantially modified our business and operations. For example, in January 1999, with the aim of introducing greater competition in the Korean electric power industry and thereby improving its efficiency, the Government announced a restructuring plan for the Korean electric power industry, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4B. “Business Overview—Restructuring of the Electric Power Industry in Korea.” As part of this initiative, in April 2001 the Government established the Korea Power Exchange to enable the sale and purchase of electricity through a competitive bidding process, established the Korea Electricity Commission to ensure fair competition in the restructured the Korean electric power industry, and, in order to promote competition in electricity generation, split off our electricity generation business to form one nuclear generation company and five non-nuclear generation companies to be wholly owned by us. In 2002, the Government introduced a plan to privatize one of our five non-nuclear generation subsidiaries, but this plan was suspended indefinitely in 2003 due to prevailing market conditions and other policy considerations.

In 2003, the Government established a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea to deliberate on ways to introduce competition in electricity distribution, such as by forming and privatizing new distribution subsidiaries. In 2004, the Tripartite Commission recommended not pursuing such privatization initiatives but instead creating independent business divisions within us to improve operational efficiency through internal competition. Following the adoption of such recommendation by the government in 2004 and further studies by Korea Development Institute, in 2006 we created nine “strategic business units” (which, together with our other business units, were subsequently restructured into 13 such units in December 2008) that came to have separate management structures (although with limits on its autonomy), financial accounting systems and performance evaluation systems, but with a common focus on maximizing profitability.

In 2009, the Government commissioned Korea Development Institute to undertake a study addressing concerns regarding inefficiencies in the cost structure of electricity generation, including by potentially consolidating one or more of our generation subsidiaries or merging them with us. On August 25, 2010, based on this study and deliberations with various interested parties, the Ministry of Knowledge Economy announced the Proposal for Improvements in the Structure of the Electric Power Industry, whose key initiatives include maintaining the current structure of having six generation subsidiaries but adopting several measures to improve operational efficiency, management autonomy and coordination among the generation subsidiaries. For further details of this Proposal, see Item 4B. “Business Overview—Recent Developments—Proposal for the Improvement in the Structure of the Electric Power Industry.

In addition, in order to deal with the shortage of fuel and other resources and also to comply with various environmental standards, the Government is currently considering a plan to adopt the Renewable Portfolio Standard (“RPS”), under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the RPS is implemented as currently planned, our generation subsidiaries will incur approximately Won 45 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all. For further details, see Item 4B. “Business Overview—Renewable Energy.”

Other than as set forth above, we are not aware of any specific plan by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electric power industry or the operations of us or our generation subsidiaries in the near future. However, for reasons relating to changes in policy considerations, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electric power industry or the operations of us or our generation subsidiaries. Any such measures may have a negative effect on our business, results of operation and financial condition. In addition, the Government, which beneficially owns a majority of our shares and exercises significant control over our business and operations, may from time to time pursue policy initiatives with respect to our business and operations which may vary with the interest and objectives of our other shareholders.

Our capacity expansion plans, which are based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally announced and revised every two years by the Government. In December 2010, the Government announced the fifth Basic Plan relating to the future supply and demand of electricity. The fifth Basic Plan, which is effective for the period from 2010 to 2024, focuses on, among other things, (i) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, (ii) expanding the base-load generation capacity to promote economical supply of electricity, (iii) preparing contingency planning to cover for, among others, delayed construction of generation facilities, and otherwise ensure stable long-term balance between electricity supply and demand, (iv) tightening supply management during 2011 to 2014 in response to the short-term decrease in facility reserve ratios, (v) fostering environmentally friendly electricity sources in line with the planned nationwide reduction in greenhouse gas emission, by giving priority in the construction of nuclear generation facilities and taking other green energy initiatives; (vi) appropriately adjusting the generation capacity expansion and (vii) improving transparency in planning and engaging a greater number of experts in the process of planning future basic plans. We cannot assure that the fifth Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users. If there is a significant variance between the actual capacity expansions by us and our generation subsidiaries based on the projected electricity supply and demand and the actual supply and demand, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, which may have a material adverse effect on our results of operations, financial condition and cash flows.

From time to time, we may experience temporary power shortages or circumstances bordering on power shortages due to factors beyond our control, such as extreme weather conditions. For example, due to extremely cold weather, during the winter of 2010-2011 our electricity reserve level fell to a lower than normal level of 5.5% despite emergency measures mandated by the Government, such as reduced daytime railway services and reduced daytime industrial use of electricity during peak hours. These circumstances may lead to increased end-user complaints and greater public scrutiny over our capacity levels, which may in turn result in our need to modify our capacity expansion plans, and if we were to substantially modify our capacity plans, this may result in additional capital expenditures, which may have a material adverse effect on our results of operations, financial condition and cash flows.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies in recent years, especially as a result of the recent global financial crisis and the relatively speedy recovery of Korean economy therefrom. See Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” The depreciation of Won against U.S. dollar and other foreign currencies typically results in a material increase in the cost of fuel and equipment purchased from overseas and the cost of servicing our foreign currency-denominated debt as the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. As of December 31, 2010, approximately 26.1% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions was denominated in foreign currencies, principally in U.S. dollars, Yen and Euro. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

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

•

certain of our new and expanded businesses, particularly in the areas of renewable energy, require substantial government subsidies to become profitable, and such subsidies may be substantially reduced or entirely discontinued;

•	we may fail to identify and enter into alternative business areas in a timely fashion, putting us at a disadvantage vis-à-vis competitors, particularly in overseas markets; and

•	we may need to hire or retrain personnel who are able to supervise and conduct the relevant business activities.

As part of our business strategy, we may also seek, evaluate or engage in potential acquisitions, mergers, joint ventures, strategic alliances, restructurings, combinations, rationalizations, divestments or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than we presently expect. In addition, we regularly review the profitability and growth potential of our businesses. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent we presently expect and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our reputation, business, results of operation, financial condition and cash flows.

We plan to pursue international expansion opportunities that may subject us to different or greater risk from those associated with our domestic operations.

While our operations have, to date, been primarily based in Korea, we plan to expand, on a selective basis, our overseas operations in the future. In particular, we plan to further diversify the geographic focus of our operations from Asia to the rest of the world, including the resource-rich Middle East, Australia and Africa as well as expand our project portfolio, which has to-date involved primarily the construction and operation of conventional thermal generation units, to include the construction and operation of nuclear power plants as well as mining and development of fuel sources in order to increase the level of self-sufficiency in the procurement of fuels.

Overseas operations generally carry risks that are different from those we face in our domestic operations. These risks include:

•	challenges of complying with multiple foreign laws and regulatory requirements, including tax laws and laws regulating our operations and investments;

•	volatility of overseas economic conditions, including fluctuations in foreign currency exchange rates;

•	difficulties in enforcing creditors’ rights in foreign jurisdictions;

•	risk of expropriation and exercise of sovereign immunity where the counterparty is a foreign government;

•	difficulties in establishing, staffing and managing foreign operations;

•	differing labor regulations;

•	political and economic instability, natural calamities, war and terrorism;

•	lack of familiarity with local markets and competitive conditions;

•	changes in applicable laws and regulations in Korea that affect foreign operations; and

•	obstacles to the repatriation of earnings and cash.

Any failure by us to recognize or respond to these differences may adversely affect the success of our operations in those markets, which in turn could materially and adversely affect our business and results of operations.

Furthermore, while we seek to enter into business opportunities in a prudent and selective manner, some of our new international business ventures, such as mining and resource exploration, carry risks inherent to such businesses, which are different from our traditional business of electricity power generation, transmission and distribution. As we are relatively inexperienced in these types of businesses, the actual revenues and profitability from, and investments and expenditures into, these business ventures may be substantially different from what we planned or anticipated and have a material adverse impact on our overall business, results of operations, financial condition and cash flows.

The proliferation of a competing system which enables regional districts to independently source electricity would erode our market position and hurt our business, growth prospects, revenues and profitability.

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of December 31, 2010, 12 districts were using this system and four other districts were preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in these 16 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of December 31, 2010. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

Labor unrest may adversely affect our operations.

As of December 31, 2010, approximately 75.6% of our employees, 62.8% of the employees of our nuclear generation subsidiary and 66.9% of the employees of our non-nuclear generation subsidiaries were members of labor unions. Since the six-week labor strike in 2002 by the union members of our generation subsidiaries in response to the proposed privatization of one of our generation subsidiaries, there has been no material subsequent labor dispute. However, we cannot assure you that there will not be a major labor strike or other disruptions by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Planned relocation of the headquarters of us and our generation subsidiaries may reduce our operational efficiency.

In June 2005, as part of an initiative to foster balanced economic growth in the provinces, the Government announced a plan to relocate the headquarters of select government-invested enterprises, including us and our six generation and certain other subsidiaries, from the Seoul metropolitan area to other provinces in Korea by the end of 2012. Currently, our headquarters and those of our generation subsidiaries are within close vicinity of each other in the City of Seoul. Pursuant to the Government’s relocation policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. See Item 5B. “Liquidity and Capital Resources—Capital Requirements” for further details. While we intend to comply with the relocation plan, there can be no assurance that, following such relocation, we will be able to maintain the current level of operational efficiency due to geographic dispersion of our business units.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 21 nuclear-fuel generation units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 31.3% of electricity generated in Korea in 2010. Due to significantly lower unit fuel costs compared to those for conventional power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for check-up and overhauls lasting 20 to 30 days, with limited exceptions. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

Recently, in response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government announced plans to further enhance the safety and security of nuclear power facilities, including by establishing a nuclear safety commission in July 2011 for neutral and independent safety appraisals, subjecting nuclear power plants to additional safety inspections by governmental authorities and civic groups and requiring KHNP to prepare a comprehensive safety improvement plan. As a result of the foregoing, as well as a generally higher level of public and regulatory scrutiny of nuclear power facilities in general following the recent nuclear incident in Japan, KHNP is expected to incur additional compliance costs and capital expenditures, which could have a material adverse impact on our financial conditions and results of operation.

Opposition to the construction and operation of nuclear-fuel generation units may have an adverse effect on us.

In recent years, we have encountered increasing social and political opposition to the construction and operation of nuclear generation units. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our nuclear units, civic and community opposition to the construction and operation of nuclear units could result in delayed construction or relocation of planned nuclear generation units, which could have a material adverse impact on our business and results of operation. See Item 4B. “Business Overview—Power Generation—Korea Hydro & Nuclear Power Co., Ltd.,” “—Community Programs” and “—Insurance.”

The amount and scope of coverage of our insurance are limited.

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity.

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

We anticipate that additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and make acquisitions and investments related to overseas natural resources. The amount of such additional indebtedness may be substantial. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity.

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government is required to directly or indirectly own at least 51.0% of our issued capital stock. As of June 7, 2011, the Government, directly and through Korea Finance Corporation (a statutory banking institution wholly-owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future (other than sales of treasury stock).

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operation and financial condition are substantially dependent on the Korean consumers’ demand for electricity, which are in turn largely dependent on developments relating to the Korean economy. In addition, the Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. Starting in late 2008, the global economy and financial markets experienced significant hardship as a result of a substantial reduction in credit and liquidity following a crisis in the U.S. subprime mortgage market, which then spread to markets involving highly leveraged structured financial products. While the Korean and global economy have shown growing signs of recovery since the second half of 2009, there can be no assurance that there will not be further difficulties resulting from the recent financial and economic crisis. In addition, many governments worldwide, in particular in southern Europe, are showing increasing signs of fiscal stress and difficulties meeting debt burdens and there are signs of uncertainty relating to the major economies in the world, including the United States and China. Any of these or other developments could potentially trigger another financial and economic crisis, and government programs designed to manage these developments, including macroeconomic easing, fiscal stimulus or otherwise, may not have the desired effect and in fact may, for reasons related to timing, magnitude or other factors, have the unintended consequences of triggering, prolonging or worsening economic and financial difficulties. As Korea’s economy is highly dependent on the health and direction of the global economy, investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries. Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

More specifically, factors that could hurt Korea’s economy in the future include, among others:

•

volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates and stock markets and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing by launching several short-range missiles. In response to such actions, the Republic decided to join the Proliferation Security Initiative, an international campaign aimed at stopping the trafficking of weapons of mass destruction, over Pyongyang’s harsh rebuke and threat of war. After the United

Nations Security Council passed a resolution on June 12, 2009, to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community. In November 2010, North Korean forces fired artillery shells at Yeonpyeong Island off the west coast of Korea killing four South Koreans. Efforts at multilateral negotiations with North Korea have been made in response to North Korean provocations, but the prospects of such negotiations remain unclear.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. In June 2009, American and South Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reported to be in his twenties, to become his successor. The succession plan, however, remains uncertain. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. In addition, North Korea’s economy faces severe challenges. For example, on November 30, 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea as well as the entire Korean peninsula.

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

In March 2007, the Government announced that all companies listed on the Korea Exchange, including us, will be required to comply with the International Financial Reporting Standards (“IFRS”) adopted for use in

Korea beginning January 1, 2011. In addition, we are required to comply with IFRS as issued by the International Accounting Standard Board (“IASB”) for our SEC reporting obligations. IFRS is the financial reporting standard adopted in more than 110 countries and has requirements that are substantially different from those under Korean GAAP. Starting in the first quarter of 2011, we currently prepare and report our financial statements under IFRS as adopted for use in Korea and publish such financial statements on the website of the Financial Supervisory Service of Korea as required under the applicable regulations and listing rules of the Korea Exchange. Compared to our previous reporting standards under Korean GAAP, IFRS provides for differing reporting requirements with respect to, among others, revenue recognition and property, plant and equipment, which may make it difficult for our shareholders and other investors to compare our reported financial results under IFRS to our reported financial results under the previous Korean GAAP and thereby make their investment decisions on a sufficiently informed basis. Beginning January 1, 2011, we will prepare and report our financial statements under IFRS as issued by the IASB and as adopted for use in Korea for our SEC reporting obligations. See Item 4B. “Business Overview—Recent Developments—Adoption of IFRS.”

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

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of June 7, 2011, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings and indirect holdings through Korea Finance Corporation, a statutory banking institution wholly owned by the Government which was formed following the Government-managed split of Korea Development Bank into Korea Finance Corporation and KDB Financial Group in October 2009. Korea Development Bank, which formerly held our shares, transferred all of its equity interest in us to Korea Finance Corporation following the restructuring. Substantially all debt and other financial obligations owned by us have also been transferred to Korea Finance Corporation.

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

We operate under the general supervision of the Ministry of Knowledge Economy. The Ministry of Knowledge Economy, in consultation with the Ministry of Strategy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Knowledge Economy, the Ministry of Strategy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4B. “Business Overview—Regulation.” Our non-standing directors, who comprise the majority of our board of directors, must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by our director nomination committee and must have ample knowledge and experience in business management, and our President must be appointed by the President of the Republic upon the motion of the Ministry of Knowledge Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6A. “Directors and Senior Management—Board of Directors.”

Item 4B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2010, we and our generation subsidiaries owned approximately 86.2% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2010, we sold to our customers approximately 434 billion kilowatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and to a lesser extent from independent power producers. Of the 455 billion kilowatt-hours of electricity we purchased in 2010, 31.5% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 60.0% was generated by our wholly-owned five non-nuclear generation subsidiaries and 8.5% was generated by independent power producers. Our five non-nuclear generation subsidiaries are Korea South-East Power Co., Ltd, or KOSEP, Korea Midland Power Co., Ltd., or KOMIPO, Korea Western Power Co., Ltd., or KOWEPO, Korea Southern Power Co., Ltd., or KOSPO, and Korea East-West Power Co., Ltd., or EWP, each of which is wholly-owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2010, we had operating revenues of Won 39,426 billion and net loss of Won 20 billion compared to operating revenues of Won 33,994 billion and net loss of Won 48 billion in 2009. Our operating revenues increased primarily as a result of a 10.1% increase in kilowatt hours of electricity sold in 2010, which was attributable primarily to the general increase in demand for electricity among consumers in Korea as a result of the economic recovery in 2010 compared to 2009. The increase in the volume of electricity sold was due to a 12.3% increase of electricity sold to the industrial sector, including light power usage, a 8.7% increase in kilowatt hours of electricity sold to the commercial sector and a 5.5% increase in kilowatt hours of electricity sold to the residential sector. See Item 5A. “Operating Results.”

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate (“CAGR”) of 5.5% per annum from 2006 to 2010, compared to the real gross domestic product, or GDP, which increased at a CAGR of 3.8% during the same period, according to The Bank of Korea. The GDP growth rate was 6.2% for 2010 as compared to 0.3% for 2009. Demand for electricity in Korea increased by 10.1% from 2009 to 2010.

Strategy

In June 2009, we established a vision for ourselves to become, by 2020, one of the top utility service providers in the world in terms of environmentally-friendly clean energy, with a focus on substantially increasing our revenue, maintaining a fair level of return on investment, further expanding our overseas businesses and upgrading our technologies, including in the area of nuclear plant design. In order to achieve this vision, we have formulated the following strategies:

•

Become a global leader in “green” technology. With the increasing demand for, and embrace of, environmentally friendly, or green, energy worldwide in substitution of the conventional thermal energy, we believe that green energy represents an important business potential as well as a worthy corporate purpose befitting our status as a provider of public utility. In particular, our “green growth” initiatives will focus on the following:

(i)	Development of capabilities to generate electricity with lower carbon emission—We are currently developing, or seek to develop, a standardized integrated gasification combined cycle generation unit, namely a generation unit that uses high-purity gas produced by pressurizing coal or other solid waste at high temperature for generation of electricity with relatively low carbon emission, with an installed capacity of 300 megawatts, a standardized “carbon capture and storage” facility with an installed capacity of 500 megawatts and a standardized nuclear power generation unit for export purposes.

(ii)	Improvement in efficiency in our electricity transmission and distribution—We are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids,” based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers, a superconducting technology that will improve efficiency in the transmission of electricity over such network and localized “high-voltage direct current” technology that will reduce electricity loss over the course of transmission and distribution.

(iii)	Participation in the development of green energy infrastructure—We are currently developing, or seek to develop, charging facilities for electric vehicles and standard models for a residential unit that can be powered solely by electricity.

•

Capture and expand business opportunities. We seek to capture business opportunities presented by our leadership in green technology and transmission and distribution technology by developing commercial applications thereof, including by way of developing related information and communication technologies and diversifying our consulting business.

•

Expand overseas business. The primary focus of our overseas business diversification is twofold: (i) leveraging our experience and knowhow gained from our core business of electricity generation in Korea, including nuclear power generation, to capture business opportunities overseas so as to expand our growth potential, and (ii) direct participation in mining and other resource development projects overseas, by way of acquisition or equity investment, in order to facilitate and increase self-sufficiency in fuel procurement. We also plan to expand our geographic focus from Southeast Asia to various other regions in the world, including the resource-rich Middle East, Africa and Australia.

•

Advance innovation and operational efficiency. Promoting innovation and operational efficiency has been and will continue to be an important part of our business strategy. Specifically, we aim to foster further strategic cooperation among our affiliates and adopt innovative management systems that will enhance operational efficiency and cost control.

Recent Developments

Increase in Electricity Tariff Rates

Effective as of August 1, 2010, the Government increased the electricity rates that we charge to the end-users by an average of 3.5% as further set forth in the following table:

Type of usage	Residential	Commercial	Educational	Industrial	Agricultural	Street lighting	Night power usage
% increase	2.0	No change	5.9	5.8	No change	5.9	8.0

We cannot assure you that such tariff increase will be sufficient to fully offset the adverse impact on our results of operations from the current or future movements in fuel costs.

Proposal for the Improvement in the Structure of the Electric Power Industry

On August 25, 2010, the Ministry of Knowledge Economy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, whose key initiatives include the following: (i) maintain the current structure of having six generation subsidiaries, (ii) designate the six generation subsidiaries as “market-oriented public enterprises” under the Public Agency Management Act in order to foster competition among them and autonomous and responsible management by them, (iii) create a supervisory unit to act as a “control tower” in reducing inefficiencies created by arbitrary division of labor among the six generation subsidiaries and fostering economies of scale among them and require the presidents of the generation subsidiaries to hold regular meetings, (iv) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (v) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (vi) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future. Pursuant to this Proposal, in December 2010 the Ministry of Knowledge Economy announced guidelines for a cooperative framework between us and our generation subsidiaries, and in January 2011 the five non-nuclear generation subsidiaries formed a “joint cooperation unit” and transferred their pumped-storage hydroelectric business units to KHNP. Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Knowledge Economy, performance evaluation of such subsidiaries is conducted by the Public Enterprise Management Evaluation Commission, and the president and the statutory auditor of each such subsidiary are appointed by the President of Korea while the selection of outside directors is subject to approval by the minister of the Ministry of Strategy and Finance. Previously, the president of each such subsidiary entered into a management contract with our president, performance evaluation of such subsidiaries was conducted by our evaluation committee, and the president and the statutory auditor of each such subsidiary were appointed by, and the selection of outside directors was subject to approval by, our president.

Adoption of IFRS

Starting on January 1, 2011, as required by the applicable regulations and listing rules of the Korea Exchange, we currently prepare and report our financial statements under IFRS as adopted in Korea and publish such financial statements on the website of the Financial Supervisory Service of Korea. In addition, we are required to comply with IFRS as issued by the IASB for our SEC reporting obligations. The following areas of financial reporting have been principally impacted from the transition from Korean GAAP to IFRS:

•

Valuation of tangible assets. Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Under IFRS, property, plant and equipment will be valued at fair value, which includes the value determined through asset revaluation at the time of adopting IFRS. Accordingly, we have conducted asset revaluation of land, buildings, structure, machinery and equipment held by us and certain of our subsidiaries as of January 1, 2010, which resulted in an increase of our total assets by approximately Won 22 trillion. The effects of such asset revaluation will be reflected starting with the Issuer’s financial statements as of and for the year ended December 31, 2010 prepared in accordance with IFRS.

•

Recognition of revenue from the sale of electricity. Under Korean GAAP, revenues from the sale of electricity are recognized at the time of meter reading. Under IFRS, revenues from the sale of electricity will be recognized on an accrued basis.

Such differences in financial reporting standards may make it difficult for our shareholders and other investors to compare our reported financial results under IFRS to our reported financial results under the existing Korean GAAP and thereby make their investment decisions on a sufficiently informed basis.

Overseas Activities

Pursuant to our strategy to diversify and facilitate procurement of fuel sources and expand our overseas activities in general, we and our generation subsidiaries have recently been involved in several acquisition, investment and other operating activities overseas, including:

•	acquisition of a 100% equity interest in Anglo Coal (Bylong) Pty Ltd., a coal mine operator based in Australia, in July 2010;

•	acquisition of a 20% equity interest in PT Bayan Resources Tbk., a coal mine operator based in Indonesia, in July 2010;

•	winning a bid to construct and operate a 433-megawatts generation facility in Chihuahua, Mexico in August 2010;

•	winning a bid to construct and operate a 1,600-megawatts generation facility in Shueweihat, United Arab Emirates in October 2010; and

•	joint venture for the construction and operation of a 97.5 megawatts wind-power electricity generation facilities in Chaoyang, the People’s Republic of China.

For further details on these activities, see “—Overseas Activities.”

Government Ownership and Our Interactions with the Government

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

We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us, among other parties. As an entity formed to serve public policy goals of the Government, we seek to maintain a fair level of profitability and strengthen our capital base in order to support the growth of our business in the long term.

The Government, through its various policy initiatives for the Korean energy industry as well as direct and indirect supervision of us and our industry, plays an important role in our business and operations. Most importantly, the electricity tariff rates we charge to our customers are established by the Government taking into account, among others, our needs to recover the costs of operations, make capital investments and provide a fair return to our security holders, as well as the Government’s overall policy considerations, such as inflation. See Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, pursuant to the Basic Plan determined by the Government, we and our generation subsidiaries have made, and plan to make, substantial expenditures for the construction of generation plants and other facilities to meet increased demand for electric power. See Item 5B. “Liquidity and Capital Resources—Capital Requirements.”

Restructuring of the Electric Power Industry in Korea

On January 21, 1999, the Ministry of Knowledge Economy published the Restructuring Plan. The overall objectives of the Restructuring Plan consisted of: (i) introducing competition and thereby increasing efficiency in the Korean electric power industry, (ii) ensuring a long-term, inexpensive and stable electricity supply, and (iii) promoting consumer convenience through the expansion of consumer choice.

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

The Government’s principal objectives in the split-off of the generation units into separate subsidiaries were to: (i) introduce competition and thereby increase efficiency in the electricity generation industry in Korea, and (ii) ensure a stable supply of electricity in Korea.

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

Phase II

At the outset of Phase II in April 2001, the Government introduced a cost-based competitive bidding pool system under which we purchase power from our generation subsidiaries and other independent power producers for transmission and distribution to customers. For a further description of this system, see “—Purchase of Electricity—Cost-based Pool System” below.

In order to support the logistics of the cost-based pool system, the Government established the Korea Power Exchange in April 2001 pursuant to the Electricity Business Law. The primary function of the Korea Power Exchange is to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission in April 2001 to regulate the Korean electric power industry and ensure fair competition among industry participants. To facilitate this goal, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Knowledge Economy.

The Korea Electricity Commission’s main functions include implementation of standards and measures necessary for electricity market operation and review of matters relating to licensing participants in the Korean electric power industry. The Korea Electricity Commission also acts as an arbitrator in tariff-related disputes among participants in the Korean electric power industry and investigates illegal or deceptive activities of the industry participants.

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

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In 2003, the Government established a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea to deliberate on ways to introduce competition in electricity distribution, such as by forming and privatizing new distribution subsidiaries. In 2004, the Tripartite Commission recommended not pursuing such privatization initiatives but instead creating independent business divisions within us to improve operational efficiency through internal competition. Following the adoption of such recommendation by the government in 2004 and further studies by Korea Development Institute, in 2006 we created nine “strategic business units” (which, together with our other business units, were subsequently restructured into 13 such units in December 2008) that came to have separate management structures (although with limits on its autonomy), financial accounting systems and performance evaluation systems, but with a common focus on maximizing profitability.

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 406 as of December 31, 2010. We distribute electricity purchased through the Korea Power Exchange to the end users.

We have certain relationships with the Korea Power Exchange as follows: (i) we and our six generation subsidiaries are member corporations of the Korea Power Exchange and collectively own 100.0% of its share capital, (ii) three of the 10 members of the board of directors of the Korea Power Exchange are currently our or our subsidiaries’ employees, and (iii) one of our employees is currently a member in three of the key committees of the Korea Power Exchange that are responsible for evaluating the costs of producing electricity, making rules for the Korea Power Exchange and gathering and disclosing information relating to the Korean electricity market.

Notwithstanding the foregoing relationships, however, we have neither control nor significant influence over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Knowledge Economy, and are subject to a host of laws and regulations, including, among others, the Electricity Business Act and the Public Agencies Management Act, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Knowledge Economy, employees of the Korea Power Exchange, businesspersons and/or scholars), and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling on April 12, 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

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

Marginal Price

The primary purpose of the marginal price is to compensate the generation companies for fuel costs, which represents the principal component of the variable costs of generating electricity. The concept of marginal price under the cost-based pool system has undergone several changes in recent years in large part due to the sharp fluctuations in fuel prices. For example, prior to December 31, 2006, the marginal price operated on a two-tiered structure, namely, a “base load” marginal price applicable to electricity generated from nuclear fuels and coals, which tend to be less expensive per unit of electricity than electricity generated from liquefied natural gas, oil and hydroelectric power to which a “non-base load” marginal price applied. The base load marginal price and the non-base load marginal price were generally set at levels so that electricity generated from cheaper fuels could be utilized first while ensuring a relatively fair rate of return to all generation units. However, when the price of coal rose sharply beginning in the second half of 2006, the pre-existing base load marginal price was abolished and a market cap by the name of “regulated market price” was introduced in its stead for electricity generated from base load fuels, with the regulated market price being set at a level higher than the pre-existing base load marginal price in order to compensate the generation subsidiaries for the rapid rise in the price of coal. However, when the price of coal continued to rise sharply above the level originally assumed in setting the regulated market price, this had the effect of undercutting our profit margin as the purchaser of electricity from our generation subsidiaries, although the generation subsidiaries were able to maintain a better margin under the regulated market price regime than under the pre-existing base load marginal price regime. Accordingly, on May 1, 2008, the regulated market price regime was abolished, and the current system of “system marginal price” was introduced in order to set the marginal price in a more flexible way by using the concept of an “adjusted coefficient” tailored to each fuel type.

Under the system marginal price regime currently in effect, the marginal price of electricity at which our generation subsidiaries sell electricity to us is determined using the following formula:

Variable cost + [System marginal price – Variable cost] * Adjusted coefficient

The system marginal price represents, in effect, the marginal price of electricity at a given hour at which the projected demand for electricity and the projected supply of electricity for such hour intersect, as determined by the merit order system, which is a system used by the Korea Power Exchange to allocate which generation units will supply electricity for which hour and at what price. To elaborate, the projected demand for electricity for a given hour is determined by the Korea Power Exchange based on a forecast made one day prior to trading, and such forecast takes into account, among others, historical statistics relating to demand for electricity nationwide by day and by hour, after taking into account, among others, seasonality and peak-hour versus non-peak hour demand analysis. The projected supply of electricity at a given hour is determined as the aggregate of the available capacity of all generation units that have submitted bids to supply electricity for such hour. These bids are submitted to the Korea Power Exchange one day prior to trading.

Under the merit order system, the generation unit with the lowest variable cost of producing electricity among all the generation units that have submitted a bid for a given hour is first awarded a purchase order for electricity up to the available capacity of such unit as indicated in its bid. The generation unit with the next lowest variable cost is then awarded a purchase order up to its available capacity in its bid, and so forth, until the projected demand for electricity for such hour is met. We refer to the variable cost of the generation unit that is the last to receive the purchase order for such hour as the system marginal price, which also represents the most expensive price at which electricity can be supplied at a given hour based on the demand and supply for such hour. Generation units whose variable costs exceed the system marginal price for a given hour do not receive purchase orders to supply electricity for such hour. The variable cost of each generation unit is determined by the Cost Evaluation Committee on a monthly basis and reflected in the following month based on the fuel costs as of two months prior to such determination. The final allocation of electricity supply, however, is further adjusted on the basis of other factors, including the proximity of a generation unit to the geographical area to which power is being supplied, network and fuel constraints and the amount of power loss.

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

Capacity Price

In addition to payment in respect of the variable cost of generating electricity, our generation subsidiaries receive payment in the form of capacity price, the purpose of which is to compensate them for the costs of constructing generation facilities and to provide incentives for new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading. From time to time, the capacity price is adjusted in ways to soften the impact of changes in the marginal price over time based on the expected rate of return for our generational subsidiaries. Currently, the capacity price is Won 7.63/kWh and since January 1, 2011 has applied equally to all generation units, regardless of fuel types used.

Effective as of January 1, 2007, a regionally differentiated capacity price system was introduced by setting a standard capacity reserve ratio in the range of 12.0% to 20.0% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve ratio is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by a failure to meet the standard capacity reserve ratio receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by satisfaction of the standard capacity reserve ratio receive reduced capacity price. Other than the foregoing region-based variations, the capacity price generally applies uniformly to all generation units regardless of fuel types used.

Following the suspension of the plan to form separate distribution subsidiaries through privatization (see “—Restructuring of the Electric Power Industry in Korea—Suspension of the Plan to Form and Privatize Distribution Subsidiaries”), there was a discussion of replacing the current cost-based pool system with a more market-oriented system known as a two-way bidding pool system. Under the two-way bidding pool system, a pool of generating companies on the supply side and a pool of retail distributors on the demand side would each make a bid based on which the electricity price will be determined, which would contrast with the current system where we have a virtual monopoly of the demand side as the purchaser and distributor of substantially all of electricity in Korea. However, we believe that due to the indefinite suspension of the restructuring plan, the two-way bidding pool system is unlikely to be adopted in the near future absent any unexpected change in government policy.

Proposed Changes to the Electricity Tariff System

On February 10, 2010, the Ministry of Knowledge Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. For example, the new tariff system contemplates adjusting the tariff rates on a monthly basis based on the three-month average moving fuel costs with a time lag of two months for such adjustment. Currently scheduled to take effect on July 1, 2011, the new tariff system is also intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, there is no assurance that the new tariff system will be adopted as presently anticipated or at all, or that the new tariff system in its final form will fully cover our expenses on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff system in July 2011. Any of such developments may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries for the year ended December 31, 2010 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	143,316	32.5	5,826	18.0	40.65
	KOSEP	58,588	13.3	4,112	12.7	70.19
	KOMIPO	53,232	12.1	4,793	14.8	90.05
	KOWEPO	51,185	11.6	4,778	14.8	93.34
	KOSPO	57,667	13.1	5,172	16.0	89.68
	EWP	52,228	11.9	4,460	13.8	85.39
	Others(1)	24,454	5.5	3,157	9.8	129.13

	Total	440,670	100	32,298	100	73.29

Energy Sources	Nuclear	141,832	32.2	5,630	17.4	39.70
	Bituminous coal	183,277	41.6	11,158	34.5	60.88
	Anthracite coal	7,645	1.7	842	2.6	110.13
	Oil	11,850	2.7	2,189	6.8	184.65
	LNG	5,685	1.3	837	2.6	147.20
	Combined-cycle	79,723	18.1	10,104	31.3	126.74
	Hydro	3,625	0.8	484	1.5	133.55
	Pumped-storage	2,773	0.6	612	1.9	220.81
	Others	4,260	1.0	442	1.4	103.86
	Total	440,670	100	32,298	100	73.29
Load	Base load	330,071	74.9	17,319	53.6	52.47
	Non-base load	110,599	25.1	14,979	46.4	135.44

	Total	440,670	100	32,298	100	73.29

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading.

Power Purchased from Independent Power Producers

In 2010, we purchased an aggregate of 4,228 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These purchases were made outside of the cost-based pool system of power trading. These independent power producers had an aggregate generating capacity of 4,292 megawatts as of December 31, 2010.

Power Generation

As of December 31, 2010, our generation subsidiaries had a total of 487 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generating capacity of 65,559 megawatts. Our thermal units produce electricity using steam turbine generators and include units fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined-cycle units. Combined-cycle units consist of either LNG-fired combined-cycle units or oil-fired combined-cycle units. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2010 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	92.2
Thermal:
Coal	50	24,205	93.5
Oil	18	4,478	27.7
LNG	4	888	29.4

Total thermal	72	29,571	81.6
Internal combustion	176	351	36.4
Combined-cycle	100	13,386	65.7
Hydro	63	4,462	11.2
Wind	23	52	28.7
Solar	30	18	13.5
Fuel cell	3	3	96.8

Total	487	65,559	76.6

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

The expected useful life of a unit, assuming no substantial renovation, is approximately as follows: nuclear, over 40 years; thermal, over 30 years, respectively; internal combustion, over 25 years; and hydroelectric, over 55 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We seek to achieve efficient use of fuels and diversification of generating capacity by fuel type. In the past, we relied principally upon oil-fired thermal generation units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generation units. While nuclear units are more expensive to construct than non-nuclear units of comparable capacity, nuclear fuel is less expensive than fossil fuels in terms of electricity output per unit cost. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electrical energy, we seek to maintain nuclear power production capacity at approximately the level at which demand for electricity is continuously stable. During those times when actual demand exceeds the level of continuous demand, we rely on units fired by fossil fuels and hydroelectric units, which can be started and shut down more quickly and efficiently than nuclear units, to meet the excess demand. Bituminous coal is currently the least expensive thermal fuel per kilowatt-hour of electricity produced, and therefore we seek to maximize the use of bituminous coal for generation needs in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and internal combustion units are the most efficient types of units for rapid start-ups and shutdowns, and therefore we use such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per unit cost.

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

	2006	2007	2008	2009	2010	% of 2010 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by generation subsidiaries:
Nuclear	148,749	142,937	150,958	147,771	148,596	31.3
Thermal:
Coal	140,346	155,684	174,156	193,803	198,287	41.8
Oil	14,307	15,703	7,981	11,970	10,874	2.3
LNG	1,258	2,028	1,518	762	2,288	0.5

Total thermal	155,911	173,415	183,655	206,535	211,449	44.5

Internal combustion	677	579	503	697	731	0.2
Combined-cycle	54,174	60,465	55,909	47,580	70,081	14.8
Hydro	2,914	2,779	3,836	4,091	4,393	0.9
Wind	21	21	53	82	91	0.02
Solar and fuel cells	1	5	15	24	44	0.01

Total generation	362,447	380,201	394,929	406,780	435,384	91.7

Electricity purchased from others:
Thermal	16,429	20,660	25,699	25,274	37,197	7.8
Hydro	2,305	2,263	1,727	1,550	2,079	0.4

Total purchased	18,734	22,923	27,426	26,824	39,276	8.3

Gross generation	381,181	403,124	422,355	433,604	474,660	100.0
Auxiliary use(2)	15,812	16,613	17,374	18,258	19,372	4.1
Pumped-storage(3)	2,315	1,817	3,243	3,713	3,663	0.8

Total net generation(4)	363,054	384,694	401,726	411,631	451,433	95.1

Transmission and distribution losses(5)	14,587	15,345	16,106	16,770	18,034	3.99

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped-storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation minus auxiliary and pumped-storage use.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2006	2007	2008	2009	2010
	(Megawatts)
Total capacity	65,514	68,268	72,491	73,470	76,078
Peak load	58,994	62,285	62,794	66,797	71,308
Average load	43,514	46,019	48,082	49,498	54,185

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operation. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to KHNP.

KHNP owns and operates 20 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin as well as 27 hydroelectric generation units and two solar generation units and one wind generation unit as of December 31, 2010.

The table below sets forth the number of units and installed capacity as of December 31, 2010 and the average capacity factor by types of generation units in 2010.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	20	17,716	91.2
Hydroelectric	27	539	31.7
Wind	1	1	8.0
Solar	2	3	13.3

Total	50	18,259	100.0

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

The Shin-Kori unit 1, with a 1,000 megawatt capacity, commenced commercial operation on February 28, 2011. We are currently building seven additional nuclear generation units, consisting of three units each with a 1,000 megawatt capacity and four units each with a 1,400 megawatt capacity at the Shin-Kori, Shin-Wolsong and Shin-Ulchin sites, respectively. We expect to complete these units between 2011 and 2017. In addition, we plan to build four additional nuclear units, each with a 1,400 megawatt capacity, at the Shin-Kori and Shin-Ulchin sites between 2018 and 2021.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2010.

Unit(1)	Reactor Type(2)	Reactor Design(3)	Turbine and Generation(4)	Commencement of Operations	Installed Capacity
	(Megawatts)
Kori-1	PWR	W	GEC, Hitachi, D	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC, Hitachi	1985	950
Kori-4	PWR	W	GEC, Hitachi	1986	950
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W, D	1986	950
Yonggwang-2	PWR	W	W, D	1987	950
Yonggwang-3	PWR	H, CE, K	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE, K	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE, K	H, GE	1998	1,000
Ulchin-4	PWR	H, CE, K	H, GE	1999	1,000
Ulchin-5	PWR	D, KOPEC, W	D, GE	2004	1,000
Ulchin-6	PWR	D, KOPEC, W	D, GE	2005	1,000

Total nuclear					17,716

Notes:

(1)	The Shin-Kori 1 nuclear unit commenced operation on February 28, 2011. This unit has a pressurized light water reactor designed by Doosan, Korea Power Engineering Company and Westinghouse Electric Company (U.S.A.), has turbines and generator made by Doosan and General Electric (U.S.A.) and has an installed capacity of 1,000 megawatts.
(2)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(3)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries; “K” means Korea Atomic Energy Research Institute.
(4)	“GEC” means General Electric Company (UK); “P” means Parsons (Canada and UK); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alsthom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi Ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2010 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	98.0	4.4
Kori-2	90.3	5.2
Kori-3	100.1	4.4
Kori-4	93.6	4.5
Wolsong-1	—	—
Wolsong-2	93.7	6.1
Wolsong-3	97.1	6.2
Wolsong-4	94.3	6.5
Yonggwang-1	93.5	4.3
Yonggwang-2	90.2	4.4
Yonggwang-3	91.8	4.3
Yonggwang-4	100.9	4.2
Yonggwang-5	97.8	4.0
Yonggwang-6	91.7	4.4
Ulchin-1	90.3	4.1
Ulchin-2	91.5	4.3
Ulchin-3	100.3	3.9
Ulchin-4	93.4	3.9
Ulchin-5	93.6	4.3
Ulchin-6	91.8	4.3

Total nuclear	91.2	4.6

The average capacity factor of all of our nuclear units in aggregate has been maintained at 90.0% or more in each year since 2000.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The average duration of shutdown for routine fuel replacement and maintenance was 28 days excluding Wolsong unit-1, or 52 days including Wolsong unit-1, in 2010.

KHNP’s nuclear units experienced an average of 0.1 unplanned shutdowns per unit in 2010. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.”

Hydroelectric

The table below sets forth certain information, including the installed capacity as of December 31, 2010 and the average capacity factor in 2010, regarding each hydroelectric unit of KHNP.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108	25.6
Chuncheon	2	Dam	1965	62	28.5
Euiam	2	Dam	1967	45	34.3
Cheongpyung	3	Dam	1943	79	41.7
Paldang	4	Dam	1973	120	45.4
Seomjingang	3	Basin deviation	1945	35	42.3
Boseonggang	2	Basin deviation	1937	5	67.2
Kwoesan	2	Dam	1957	3	50.1
Anheung	3	Dam waterway	1978	0.5	53.3
Kangreung	2	Basin deviation	1991	82	—

Total	27			539	31.7

In January 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, the five non-nuclear generation companies transferred all of the assets and liabilities relating to their pumped-storage hydroelectric business units to KHNP.

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2010 and the average capacity factor in 2010, regarding each solar and wind power unit of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	3	13.3
Kori	Wind	2008	1	8.0

Total			4	12.3

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2010 and the average capacity factor and average fuel cost per kilowatt in 2010 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	18.8	3,246	93.4	53.8
Yong Hung #1, 2, 3, 4	3.8	3,352	90.0	60.0
Anthracite:
Yongdong #1, 2	33.4	325	84.2	96.5
Oil-fired:
Yosu #1, 2	33.6	529	32.8	184.1

Total thermal	18.7	7,452	87.2	61.9

Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	16.5	924	54.2	149.4
Pumped storage:(1)
Muju #1, 2	15.7	600	8.8	177.4

Total	17.7	8,976	78.5	69.3

Note:

(1)	During periods of low energy usage, the pumped-storage stations use electricity from other generating plants to pump water from lower to higher elevations to be available for increased production during periods of peak energy usage or to supplement production in case of unplanned shutdowns at other generating plants.

In January 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, KOSEP transferred all of the assets and liabilities relating to its pumped-storage hydroelectric business units to KHNP.

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2010 and the average capacity factor and average fuel cost per kilowatt in 2010 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	15.9	4,000	95.7	41.5
Anthracite:
Seocheon #1, 2	27.4	400	81.6	86.3
Oil-fired:
Jeju #2, 3	10.4	150	52.7	171.2
LNG-fired:
Seoul #4, 5	40.7	388	36.4	168.0
Incheon #1, 2	38.3	500	24.1	153.5

Total thermal	20.4	5,438	75.5	53.9

Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	11.6	1,800	45.7	113.1
Incheon gas turbine #1, 2, 3, 4; steam turbine #1, 2	3.5	1,012	89.8	104.3
Jeju Gas Turbine #3	34	55	0.2	553.0
Jeju Internal Combustion Engine #1,2	3.5	80	61.1	139.7

Total	9.02	2,947	60.4	103.1

Wind-powered:
Yangyang #1, 2	4.5	3	16.7	6.5
Pumped-storage:
Yangyang #1, 2, 3, 4	4.6	1,000	8.2	113.3
Hydroelectric:
Yangyang	5.4	1.4	41.1	1.1
Boryeong	3	7.5	28.6	0.5

Total	4.6	1,011.9	8.4	109.4

Photovoltaic power & Fuel Cell generation:
Boryeong (Photo) site	3	0.57	13.3	10.3
Seocheon (Photo) site	3	1.23	14.4	—
Jeju (Photo) site	3	0.05	12.9	—
Boryeong (fuel Cell) site	3	0.3	76.1	206.5

Total Photovoltaic & Fuel Cell generation	3	2.151	22.7	101.5

Total	17.2	9,399	67.7	70.5

In January 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, KOMIPO transferred all of the assets and liabilities relating to its pumped-storage hydroelectric business units to KHNP.

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2010 and the average capacity factor and average fuel cost per kilowatt in 2010 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	10.4	4,000	93.0	45.7
Oil-fired:
Pyeongtaek #1, 2, 3, 4	29.1	1,400	25.7	149.7

Total thermal	15.2	5,400	75.6	54.9

Combined cycle:
Pyeongtaek	17.8	480	35.5	127.4
West Incheon	18.5	1,800	75.4	108.4
Gunsan	0.6	718.4	71.4	104.6

Total combined-cycle	14.1	2,998.4	67.7	109.5

Pumped storage:
Samryangjin #1, #2	25.1	600	5.7	109.5
Cheongsong #1, #2	4.1	600	11.6	109.7

Total pumped storage	14.6	1,200	8.6	109.6

Hydroelectric:
Taean	3.3	2.2	22.4	—

Total hydroelectric	3.3	2.2	22.4	—

Solar:
Taean	5.4	0.1	11.0	—
Samryangjin	3.3	3.0	14.2	—
Gunsan	0.4	0.3	14.1	—

Total solar	3.0	3.4	14.1	—

Total	14.8	9,604.0	64.6	72.9

In January 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, KOWEPO transferred all of the assets and liabilities relating to its pumped-storage hydroelectric business units to KHNP.

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2010 and the average capacity factor and average fuel cost per kilowatt in 2010 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
H Hadong #1, 2, 3, 4, 5, 6, 7, 8	10	4,000	101.9	40.6
Oil-fired:
Y Youngnam #1, 2	39.5	400	21.9	170.7
N Nam Jeju #3, 4	4.5	200	76.3	163.4

Total thermal	12.3	4,600	93.9	47.6

Combined cycle:
S Shin Incheon #9, 10, 11, 12	14.7	1,800	70.4	110.6
B Busan #1, 2, 3, 4	7.5	1,800	84.1	104.1
Yeongwol #1	0.3	848	47.2	108.7
H Hallim	14.5	105	5.1	231.7

Total combined cycle	9.1	4,553	73.5	107.2

Internal combustion:
N Nam Jeju	20.3	40	29.5	149.5

Total internal combustion	20.3	40	29.5	149.5

Pumped storage:
C Cheongpyeong	31.5	400	4.5	112.2

Total pumped storage	31.5	400	4.5	112.2

Wind power:
H Hankyung	4.9	21	26.6	0.6
S Seongsan	1.3	20	29.4	0.5

Total wind power	3.1	41	27.7	0.6

Solar	0.9	4	12.8	0

Total	11.6	9638	80.8	78.1

In January 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, KOSPO transferred all of the assets and liabilities relating to its pumped-storage hydroelectric business units to KHNP.

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2010 and the average capacity factor and average fuel cost per kilowatt in 2010 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6,7,8	7.4	4,000	97.8	39.5
Honam #1, 2	37.7	500	68.9	56.0
Anthracite:
Donghae #1, 2	11.8	400	88.6	70.1
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	33.3	1,800	22.4	154.1

Total thermal	16.9	6,700	74.8	51.8

Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	16.8	900	55.6	137.4
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	14.2	1,200	55.1	115.1

Total combined-cycle and internal combustion	15.3	2,100	55.3	124.6

Pumped storage:
Ssancheong #1, 2	9.2	700	9.3	105.7
Total pumped storage	9.2	700	9.3	105.7

Mini hydro:
Sancheong	9.0	0.4	30.4	—
Dangjin	1.0	5.0	60.7	—

Total Mini hydro	1.6	5.4	58.6	—

Photovoltaic & Fuel Cell:
Donghae (Photovoltaic)	4.4	1	11.4	2.2
Dangjin (Photovoltaic)	0.3	1	12.0	—
Ilsan (Fuel Cell)	1.2	2.4	90.5	123.5

Total Photovoltaic & Fuel Cell	1.7	4.4	63.4	115.8

Total	16.0	9,509.8	65.7	66.3

In January 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, EWP transferred all of the assets and liabilities relating to its pumped-storage hydroelectric business units to KHNP.

Power Plant Remodeling and Recommissioning

Our generation subsidiaries supplement power generation capacity through remodeling or recommissioning of thermal units. Recommissioning includes installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1-8	4,000MW (500MW×8)	FGD(1): 1998 to 2007 SCR(2): 2005 to 2007 EP(3): 1995 to 2007 LNCS(4): 1995 to 2007 EP(3) upgrade(#5, 2009) EP(3) upgrade(#6, 2010)	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350×4)	FGD(1): 2005 SCR(2): 2006 to 2007 EP(3): 1992 EP(3) upgrade(#1, 2009) EP(3) upgrade(#2, 2010)	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (gas turbines 150 MW ×8) (steam turbines 75 MW ×8)	LNCS(4): 1992 Gas turbine upgrade (2003 to 2006)	Anti-pollution Efficiency improvement	KOWEPO
Honam #1	250 MW	2010	10 years	EWP
Honam #2	250 MW	2010	10 years	EWP
Gunsan CC	718.4 MW (gas turbines 233.3 MW ×2) (steam turbines 251.8 MW ×1)	LNCS(4): 2010	Anti-pollution	KOWEPO
Boryeong #1-8	4,000 MW (500×8)	FGD(1): 1996 to 2009 SCR(2): 2006 to 2009 LNCS(4): 1993 to 2009 EP(3): 1984 to 2009 2009 (#1,2)	Anti-pollution 10 years	KOMIPO
Incheon #1-2	500 MW (250×2)	SCR(2): 2002 to 2005 LNCS(3): 2002 to 2005	Anti-pollution	KOMIPO
Seoul #4,5	387.5 MW (137.5×1) (250×1)	SCR(2): 2001 to 2002	Anti-pollution	KOMIPO
Seocheon #1,2	400 MW (200×2)	FGD(1): 1998, SCR: 2006 LNCS(4): 2004 to 2005 EP(3): 1982 to 1983	Anti-pollution	KOMIPO
Incheon #1,2	500 MW (250×2)	1996(#1) 2002(#2)	10 years	KOMIPO
Jeju T/P #2~3	150 MW (75×2)	SCR(2): 2010 EP(3): 2000	Anti-pollution	KOMIPO
Jeju D/P #1~2	80 MW (40×2)	SCR(2): 2005 to 2009 EP(3): 2005 to 2009 FGD(1): 2005 to 2009	Anti-pollution	KOMIPO
Yosu #2	335 MW	2011	30 years	KOSEP

Power Plant	Capacity	Completed (Year)	Extension	Company
Yonghung #5-6	1,750 MW (870 ×2)	2014	30 years	KOSEP
Hadong #1-8	4,000 MW (500 × 8)	FGD(1): 1998 to 2009 EP(3): 1997 to 2009 LNCS(3): 1997 to 2009 SCR(2): 2006 to 2009	Anti-pollution	KOSPO
Shin-Incheon CC	1,800 MW (gas turbines 150 × 8) (steam turbines 150 × 4)	LNCS(4): 1996	Anti-pollution	KOSPO
Busan CC	1,800 MW (gas turbines 150 × 8) (steam turbines 150 × 4)	LNCS(4): 2003 to 2004	Anti-pollution	KOSPO
Youngnam #1-2	400 MW (200 × 2)	FGD(1): 1999 SCR(2): 2002 EP(3): 1988 to 1990 LNCS(4): 2002-	Anti-pollution	KOSPO
Namjeju T/P #3-4	200 MW (100×2)	FGD(1): 2006 to 2007 SCR(2): 2006 to 2007 EP(3): 2006 to 2007	Anti-pollution	KOSPO
Namjeju D/P #1-4	40 MW (10×4)	SCR(2): 1999 to 2000 EP(3): 1990 to 1991	Anti-pollution	KOSPO
Yeongwol CC	848MW (gas turbines 183 × 3) (steam turbines 299 × 1)	LNCS(4): 2010	Anti-pollution	KOSPO

Notes:

(1)	“FGD” means a flue gas desulphurization system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“EP” means an electrostatic precipitation system.
(4)	“LNCS” means a low nitrodioxide (NO2 ) combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

In addition to us, under the Community Energy System there are also 12 other entities in Korea that are licensed to supply electricity in limited geographical areas, but their aggregate market share has to-date been insignificant. In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community

Energy System. As of April 30, 2011, 12 districts were using this system and four other districts were preparing to launch it and there were 12 independent entities that were licensed to distribute electricity in all of such 16 districts, to which we also transmit and distribute electricity. The generation capacity installed or under construction of the electricity suppliers in these 12 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of April 30, 2011. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

The table below sets forth for the year ended December 31, 2009 and 2010 and as of April 30, 2011, the number of districts with government permits to participate in the Community Energy Supply, the number of apartments in such districts and generating capacity to be installed.

For the years ended and as of	Number of Districts with Permit to Participate	Number of Apartments	Generating Capacity
		(in thousands)	(Megawatts)
December 31, 2009	31	320,271	1,474
December 31, 2010	31	320,271	1,474
April 30, 2011(1)	31	320,271	1,474

Note:

(1)	Reflects 15 districts with a permit to participate in the Community Energy System, which have subsequently announced that they are abandoning plans to adopt such system. The number of apartments and generating capacity represented by such districts are approximately 183,000 units and 857 megawatts, respectively.

As of December 31, 2010, our transmission system consisted of 30,676 circuit kilometers of lines of 765 kilovolts and others including high voltage direct current lines, and we had 731 substations with an aggregate installed transformer capacity of 256,317 megavolt-amperes.

As of December 31, 2010, our distribution system consisted of 101,692 megavolt-amperes of transformer capacity and 8,343,076 units of support with a total line length of 428,259 circuit kilometers.

In recent years, we have made substantial investments in our transmission and distribution systems to increase coverage and improve efficiency. Our current projects principally focus on increasing capabilities of the existing lines and reducing our transmission and distribution loss, which was 3.99% in 2010. In light of the increased damage to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in upgrading our evaluation technologies, automation of electricity transmission and development of new transmission technologies. In particular, as part of our overall business strategy, we are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids,” based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers, a superconducting technology that will improve efficiency in the transmission of electricity over such network and localized “high-voltage direct current” technology that will reduce electricity loss over the course of transmission and distribution. See “—Strategy.”

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

Fuel

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 38.2%, 36.3% and 34.1% of our fuel requirements for electricity generation in 2008, 2009 and 2010, respectively.

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2010, KHNP purchased 100.0%, or 3,142 tons, of its uranium concentrate requirement under long-term supply contracts with suppliers in Australia, Canada, Kazakhstan, France, Nigeria and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. Overseas suppliers typically provide the conversion and enrichment of uranium concentrate, and Korean suppliers typically provide fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 42.3%, 45.7% and 43.6% of our fuel requirements for electricity generation in 2008, 2009 and 2010, respectively, and anthracite coal accounted for 1.8%, 1.9% and 1.9% of our fuel requirements for electricity generation in 2008, 2009 and 2010, respectively.

In 2010, our generation subsidiaries purchased 74 million tons of bituminous coal, of which approximately 50.8%, 31.8%, 2.3%, 1.5% and 13.6% were imported from Indonesia, Australia, Canada, China and others, respectively. Approximately 70.8% of the bituminous coal requirements of our generation subsidiaries in 2010 were purchased under long-term contracts with the remaining 29.2% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 98,248, Won 107,010 and Won 107,413 in 2008, 2009 and 2010, respectively. Due to such price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries may not be able to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Increases in fuel prices will adversely affect our results of operations and profitability, as we may not be able to pass on the increased cost to consumers at a sufficient level or on a timely basis.”

In 2010, our generation subsidiaries purchased 2.4 million tons of anthracite coal. In 2010, our generation subsidiaries purchased approximately 36.8% of our anthracite coal requirements in Korea under long-term contracts with Korea Coal Corporation, which is wholly-owned by the Government, and the Korea Coal Mines Cooperative, and approximately 63.2% from Vietnam and other countries. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 121,416, Won 111,155 and Won 130,836 in 2008, 2009 and 2010, respectively.

Oil

Oil accounted for 2.2%, 3.1% and 2.5% of our fuel requirements for electricity generation in 2008, 2009 and 2010, respectively.

In 2010, our generation subsidiaries purchased approximately 17.2 million barrels of fuel oil, of which 80.8% was purchased from domestic refiners and the remainder from foreign sources, in each case, through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 98,243, Won 76,678 and Won 98,023 in 2008, 2009 and 2010, respectively.

LNG

LNG accounted for 14.5%, 11.9% and 16.6% of our fuel requirements for electricity generation in 2008, 2009 and 2010, respectively. In 2010, we purchased approximately 10 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 24.5% equity interest. Under the terms of the LNG contract with Korea Gas Corporation, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Under this contract, all of our five non-nuclear generation subsidiaries are jointly and severally liable for a “take-or-pay” obligation to Korea Gas Corporation to the extent of our annual minimum purchase quantity in the amount of approximately 7.5 million tons. In addition, the annual minimum purchase quantity of LNG to be purchased from Korea Gas Corporation will exclude any amount of LNG purchased from a source other than Korea Gas Corporation. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. Our LNG supply contract with Korea Gas Corporation has a term of 20 years and expires in December 2026.

The annual purchase price for LNG is determined by our negotiations with Korea Gas Corporation, subject to approval by the Ministry of Knowledge Economy. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Brunei, Qatar, Oman, Australia, Egypt and Nigeria and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under our contract with Korea Gas Corporation was Won 953,667, Won 739,631 and Won 778,980 in 2008, 2009 and 2010, respectively.

Hydroelectric

As of December 31, 2010, hydroelectric units represented 6.8% of our total installed generating capacity.

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

As of January 1, 2011, assets and liabilities relating to the pumped storage units of the five non-nuclear generation subsidiaries were transferred to KHNP pursuant to the Government’s Proposal for Improvements in the Korean Electric Power Industry.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 5.5% per annum for the five years ended December 31, 2010. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.8% for the same period. The GDP growth rate was 0.3% in 2009 and increased to 6.2% in 2010 amid signs of economic recovery.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2006	2007	2008	2009	2010
Growth in GDP (at 2005 constant prices)	5.2%	5.1%	2.3%	0.3%	6.2%
Growth in electricity consumption	4.9%	5.7%	4.5%	2.4%	10.1%

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

Demand by the Type of Usage

The table below sets forth the consumption of electric power, and growth of such consumption on a year-on-year basis, by the type of usage (in gigawatt hours) for the periods indicated.

	2006	YoY growth (%)	2007	YoY growth (%)	2008	YoY growth (%)	2009	YoY growth (%)	2010	YoY growth (%)	% of Total 2010
Residential	72,730	4.6	75,148	3.3	77,269	2.8	78,548	1.7	82,890	5.5	19.1
Commercial	77,809	5.6	82,208	5.7	86,827	5.6	89,619	3.2	97,410	8.7	22.4
Educational	4,790	11.2	5,304	10.7	5,783	9.0	6,465	11.8	7,453	15.3	1.7
Industrial	183,067	4.6	194,936	6.5	203,475	4.4	207,216	1.8	232,672	12.3	53.6
Agricultural	7,636	4.3	8,215	7.6	8,869	8.0	9,671	9.0	10,654	10.2	2.5
Street lighting	2,687	4.6	2,794	4.0	2,847	1.9	2,954	3.8	3,081	4.3	0.7

Total	348,719	4.9	368,605	5.7	385,070	4.5	394,475	2.4	434,160	10.1	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand from the industrial sector increased by 12.3% to 25,456 gigawatt hours in 2010 from 2009, largely due to the general economic recovery and export growth in 2010.

Demand from the commercial sector has increased in recent years, largely due to the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 8.7% to 7,791 gigawatt hours in 2010 from 2009, mainly due to the recovery of the Korean economy.

In 2010, we distributed electricity to 19 million households, which represent substantially all of the households in Korea. Continuing increase in demand from the residential sector is primarily due to population growth and increased use of air conditioners and other electrical appliances. Demand from the residential sector increased by 5.5% to 4,342 gigawatt hours in 2010 from 2009.

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

	2006	2007	2008	2009	2010
Facility reserve ratio	9.8%	7.9%	12.0%	9.7%	6.7%
Supply reserve ratio	10.5%	7.2%	9.1%	7.9%	6.2%

Both the facility reserve ratio and the supply reserve ratio substantially decreased from 2009 to 2010, mainly due to economic recovery and extreme weather conditions in 2010.

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generating capacity through the addition of new generating facilities, we also implement several measures to curtail electricity consumption, especially during peak periods. The principal measure we take is to apply, for large-scale customers, time-of-use rate schedules, which are structured so that higher tariffs are charged at the time of peak demand. Our other demand management programs include applying a progressive rate structure for the residential use of electricity. We seek to reduce not only energy consumption but also greenhouse gas emission by deploying various high efficiency devices such as energy efficient lightings. Furthermore, we replace lightings for low-income households for free as part of government’s energy welfare policy.

Electricity Rates

The Electricity Business Law and the Price Stabilization Act of 1975, each as amended, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Knowledge Economy. The Ministry of Knowledge Economy then reviews these proposals and, upon consultation with the Electricity Rates Expert Committee of the Ministry of Knowledge Economy and the Ministry of Strategy and Finance, makes the final decision. Under the Electricity Business Law, the Korea Electricity Commission must review our proposals prior to the Ministry of Knowledge Economy’s final decision.

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

Fair investment return represents an amount equal to the rate base multiplied by the rate of return. The rate base is equal to the sum of:

•	net utility plant in service (which is equal to utility plant minus accumulated depreciation minus revaluation reserve);

•	working capital for two months (equal to one-sixth of annual operating expenses other than depreciation expenses and any other non-cash expenses);

•	our equity interests in generation subsidiaries; and

•	the portion of construction-in-progress which is charged from our retained earnings.

The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval. There is no provision for prior period adjustments to compensate us.

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total stockholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2010, the approved rate of return on the debt component of the rate base was 3.6% while the approved rate of return on the equity component of the rate base was 7.7%. As a result of such approved rates of returns, the fair rate of return in 2010 was determined to be 6.1%.

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

From time to time, our actual rate of return on invested capital may differ significantly from the rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the assumed rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the assumed rate of return for the period from 1996 to 2000, and for the period since 2006, our actual rates of return have been lower than the assumed rates of return largely due to rising fuel costs and higher facility investment costs. Partly in response to the variance between our actual rates of return and the assumed rates of return, the Government from time to time adjusts the electricity tariff rates, but there typically is a significant time lag for the tariff adjustment as such adjustment requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use from sector-specific tariff increases. Furthermore, there is no assurance that the tariff adjustments will have the desired effect at a level anticipated or at all, or that they will not have unintended adverse consequences.

Recent adjustments to the electricity tariff rates by the Government involve the following:

•

effective January 1, 2008, increases for industrial and night power tariff rates by 1.0% and 17.5%, respectively, and a decrease in commercial tariff rates by 3.2%, which had no material net effect on our average tariff rate. These changes were introduced principally to further rationalize the electricity tariff schedule by aligning the sector-specific prices to their related costs;

•

effective June 27, 2009, a 3.9% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, educational, street lighting and night power usage tariff rates by 6.5%, 2.3%, 6.9%, 6.9% and 8.0%, respectively, while making no changes to the residential and agricultural tariff rates. These changes were introduced principally in response to the rapidly rising fuel prices which seriously hurt our profitability; and

•

effective August 1, 2010, a 3.5% overall increase in our average tariff rate, consisting of increases in the residential, educational, industrial, street lighting and night power usage tariff rates by 2.0%, 5.9%, 5.8%, 5.9% and 8.0%, while making no changes to the commercial and agricultural tariff. These changes were introduced principally in response to the rapidly rising fuel prices which seriously hurt our profitability.

On February 10, 2010, the Ministry of Knowledge Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Currently scheduled to take effect on July 1, 2011, the new tariff system is also intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, there is no assurance that the new tariff system will be adopted as presently anticipated or at all, or that the new tariff system in its final form will fully cover our expenses on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff system in July 2011. See Item 4B. “Business Overview—Recent Developments—Proposed Changes to the Electricity Tariff System.”

The tariff rates we charge for electricity vary among the different classes of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The tariff also varies depending upon the voltage used, the season, the time of day, the rate option selected by the user and, in the residential sector, the amount of electricity used per household, as well as other factors. For example, we adjust for seasonal tariff variations by excluding June from the summer season when peak rates are in effect and increasing the rates for the months of November, December, January and February to correspond more closely to peak demand trends.

Our current tariff schedule, which became effective as of August 1, 2010, is summarized below by the type of consumer:

Industrial. The basic charge varies from Won 4,510 per kilowatt to Won 7,000 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 40.2 per kilowatt hour to Won 152.5 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Commercial. The basic charge varies from Won 5,280 per kilowatt to Won 6,660 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 40.5 per kilowatt hour to Won 158.90 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

Residential. Residential tariff includes a basic charge ranging from Won 380 for electricity usage of less than 100 kilowatt hours to Won 11,990 for electricity usage in excess of 500 kilowatt hours. Residential tariff also includes an energy usage charge ranging from Won 53.4 to Won 656.2 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

Educational. The basic charge varies from Won 4,850 per kilowatt to Won 5,890 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from Won 48.2 per kilowatt hour to Won 84.1 per kilowatt hour depending on the voltage used, the season and the rate option.

Agricultural. The basic charge varies from Won 340 per kilowatt to Won 1,070 per kilowatt depending on the type of usage. The energy usage charge varies from Won 20.6 per kilowatt-hour to Won 36.4 per kilowatt hour depending on the type of usage.

Street-lighting. The basic charge is Won 4,780 per kilowatt and the energy usage charge is Won 65.40 per kilowatt hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 28.5 per watt applies, with the minimum charge per month of Won 930.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Knowledge Economy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. Since 2005, 3.7% of the tariff we collected from our customers is transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is announced and revised generally every two years by the Government.

In December 2010, the Government announced the fifth Basic Plan relating to the future supply and demand of electricity. The fifth Basic Plan, which is effective for the period from 2010 to 2024, focuses on, among other things, (i) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, (ii) expanding the base-load generation capacity to promote economical supply of electricity, (iii) preparing contingency planning to cover for, among others, delayed construction of generation facilities, and otherwise ensuring stable long-term balance between electricity supply and demand, (iv) tightening supply management during 2011 to 2014 in response to the short-term decrease in facility reserve ratios, (v) fostering environmentally friendly electricity sources in line with the planned nationwide reduction in greenhouse gas emission by giving priority in the construction of nuclear generation facilities and taking other green energy initiatives, (vi) appropriately adjusting the generation capacity expansion and (vii) improving transparency in planning and engaging a greater number of experts in the process of planning future basic plans.

We cannot assure that the fifth Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users. If there is a significant variance between the actual capacity expansions by us and our generation subsidiaries based on the projected electricity supply and demand and the actual supply and demand, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the three years ended December 31, 2008, 2009 and 2010, the amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities. The figures in the table are derived from “Additions to property, plant and equipment” under the item “cash flows from investing activities” in our consolidated statements of cash flows.

2008	2009		2010
(In billions of Won)
(Won) 8,925	(Won)	11,244	(Won)	10,814

In accordance with the fifth Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 37,000 megawatts during the period from 2011 to 2024 by newly constructing 13 nuclear units, 15 coal-fired units, 18 LNG-combined units, two pumped-storage hydroelectric units and others. According to the fifth Basic Plan, the total capacity of all generating facilities at the end of 2024 is expected to be 112,593 megawatts, with nuclear power plants accounting for 31.9% of the total capacity, coal-fired plants 27.9%, LNG combined plants 20.9%, oil-fired plants 3.6% and hydroelectric and other plants 13.9%.

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries according to the fifth Basic Plan in each year from 2011 to 2013.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2011	1	Nuclear power	1,000
	2	LNG-combined	1,150
	2	Pumped-storage hydroelectric	800
2012	2	LNG-combined	1,300
	1	Nuclear power	1,000
2013	3	LNG-combined	1,650
	2	Nuclear power	2,400

In the years between 2014 and 2024, our generation subsidiaries plan to complete nine nuclear units with an aggregate installed capacity of 12,800 megawatts, 15 coal-fired units with an aggregate installed capacity of 12,000 megawatts and 11 LNG-combined units with an aggregate installed capacity of 6,970 megawatts.

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

The table below sets forth, for the years from 2011 to 2014, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities pursuant to our capital investment program. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the fourth Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2011	2012	2013	2014	Total
	(in billions of Korean won)
Generation:
Nuclear	45,816	48,774	48,103	52,489	195,182
Thermal	19,479	48,934	59,412	63,336	191,161

Sub-total	65,295	97,708	107,515	115,825	386,343

Transmission and Distribution:
Transmission	27,073	30,407	24,475	15,905	97,860
Distribution	21,704	23,788	22,711	22,277	90,480
Sub-total	48,777	54,195	47,186	38,182	188,340

Others	13,633	19,935	24,296	26,898	84,762

Total	127,705	171,838	178,997	180,905	659,445

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several Won-denominated and US dollar-denominated credit facilities with domestic financial institutions in the aggregate amounts of Won 3,155 billion and US$130 million, respectively, the full amount of which was available as of December 31, 2010. We and KHNP also maintain global medium-term note programs in the aggregate amount of US$5 billion, of which approximately US$2 billion remains currently available for future drawdown. See also “Item 5B. Liquidity and Capital Resources—Capital Resources.”

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

In 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policy. As part of our involvement with such initiative, since September 2005, we have issued an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Programme that works in cooperation with United Nations Secretary General. In November 2010, our report on the Communication on Progress was reviewed favorably by the United Nations Global Compact and was subsequently posted on its website in recognition of our strong commitment to compliance with the principles of United Nations Global Compact. In 2008 and 2009, our sustainability report was selected as a notable report on Communication on Progress by the United Nations Global Compact.

Atmospheric emissions from generating plants burning fossil fuels include, among others, sulfur dioxide, nitrogen oxide and particulates. The Environmental Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions.

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2010.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	12	12	12	12	13
Selective Non-Catalytic Reduction System	—	—	—	—	2
Selective Catalytic Reduction System	8	16	12	15	13
Electrostatic Precipitation System	14	14	12	14	18
Low NO2 Combustion System	18	31	24	30	30

Total	52	73	60	71	76

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries. The amount of CO2 emissions is expected to increase in 2011 due to the construction of additional coal thermal power plants but is expected to decrease thereafter, principally due to an increased use of nuclear power and renewable energy.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2008	167	288	9	455
2009	169	308	8	489
2010	158	283	8	467

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environmentally friendly measures to foster community goodwill. For example, in October 2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2015. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environmentally-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries have acquired the ISO 14000 certification which is an environmental management system widely adopted internationally and have made it a high priority to make our electricity generation and distribution more environmentally friendly.

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

The following table sets forth the generating capacity and generation volume in 2010 of our generation facilities that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	563.2	1,588.6
Wind Power	52.2	121.7
Solar Energy	18.4	15.9
Fuel Cells	3.0	22.3
Subtotal	636.8	1,748.5
As percentage of total(1)	0.97%	0.41%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, the Government is currently considering a plan to adopt the Renewable Portfolio Standard (“RPS”) policy, under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the RPS is implemented as currently planned, our generation subsidiaries will incur approximately Won 45 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff at a level sufficient to fully cover such additional capital expenditures or at all.

In July 2005, nine government-invested utilities companies, including us, entered into a Renewable Portfolio Agreement (“RPA”) with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. During Phase I, which lasted from 2006 to 2008, we made capital expenditures of Won 520.1 billion to construct renewable energy generation capacity of 184 megawatts, of which 63 megawatts capacity has been completed to-date. During Phase II, lasting from 2009 to 2011, we and our generation subsidiaries are scheduled to make capital expenditures of (Won)1,227 billion to construct renewable energy facilities with an aggregate generation capacity of 534 megawatts.

The breakdown of capital expenditures for Phase I and Phase II under the RPA by type of expenditure is as follows:

	Phase I (2006 – 2008)		Phase II (2009 – 2011)
	(in billions of Won)
Facilities investment	(Won)	388.2	(Won)	1,128.4	(1)
Research and development		128.0		79.6	(2)
Promotion and other		3.9		18.9	(3)

Total	(Won)	520.1	(Won)	1,226.9	(4)

Notes:

(1)	Includes capital expenditures of Won 829.5 billion to be made for the entire 2011.
(2)	Includes capital expenditures of Won 38.9 billion to be made for the entire 2011.
(3)	Includes capital expenditures of Won 11.5 billion to be made for the entire 2011.
(4)	Includes capital expenditures of Won 879.9 billion to be made for the entire 2011.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we and KHNP also maintain global medium-term note programs in the aggregate amount of US$5 billion, of which approximately US$2 billion remains currently available for future drawdown. See Item 5B. “Liquidity and Capital Resources—Capital Resources.”

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

Under the Act for Supporting the Communities Surrounding Power Plants, activities required to be undertaken under the Act are funded partly by the Electric Power Industry Basis Fund (see “—Sales and Customers—Electricity Rates”) and partly by KHNP as part of its budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to Won 0.25 per kilowatt of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year and Won 5 million per thousand kW of hydroelectric generation capacity. In addition, under the Korean tax law, KHNP is required to pay local tax levied on its nuclear generation units in an amount equal to Won 0.50 per kilowatt of their generation volume in the affected areas and Won 2 per 10 cube meters of water used for hydroelectric generation.

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

Despite these activities, civic community groups may still oppose the construction and operation of generation units (including nuclear units), and such opposition could adversely impact our construction plans for generation units (including nuclear units) and have a material adverse effect on our business, results of operations and cash flow.

Nuclear Safety

KHNP takes nuclear safety as its top priority and continues to focus on ensuring the safe and reliable operation of nuclear power plants. KHNP also focuses on enhancing corporate ethics and transparency in the operation of its plants.

KHNP has a corporate code of ethics and is firmly committed to enhancing nuclear safety, developing new technologies and improving transparency. KHNP has also established the “Statement of Safety Policy for Nuclear Power Plants” to ensure the highest level of nuclear safety. Furthermore, KHNP invests approximately 5% of its total annual sales into research and development for the enhancement of nuclear safety and operational performance.

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori units 1, 2, 3 and 4, Yonggwang units 1, 2, 3 and 4, Ulchin units 1, 2, 3 and 4 and Wolsong units 1, 2, 3 and 4. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program in accordance with the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants other than the Wolsong unit 1. KHNP is currently developing advanced maintenance rule implementation programs for Wolsong unit 1 and nuclear power plants to be constructed in the future.

KHNP has developed the Risk Monitoring System for operating nuclear power plants, which it implements in all of its nuclear power plants. The Risk Monitoring System is intended to help ensure nuclear plant safety. In addition, KHNP has developed and implemented the Severe Accident Management Guidelines in order to manage severe accidents for all of its nuclear power plants.

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits, reviews by the KHNP Nuclear Review Board and reviews by the KHNP operational safety review team, which consists of former employees of KHNP and experts from academia and internal research institutes. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team, the International Atomic Energy Agency (“IAEA”) and the Operational Safety Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, in March 2010, Shin-Kori 1 hosted the WANO Pre-Startup Peer Review. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants.

The average level of radiation dose per unit amounted to a relatively low level of 0.79 man-Sv in 2010, which was substantially lower than the global average in 2010 of 0.89 man-Sv/year as reported in the WANO performance indicator report.

Recently, in response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government announced plans to further enhance the safety and security of nuclear power facilities, including by establishing a nuclear safety commission in July 2011 for neutral and independent safety appraisals, subjecting nuclear power plants to additional safety inspections by governmental authorities and civic groups and requiring KHNP to prepare a comprehensive safety improvement plan. As a result of the foregoing, KHNP is expected to incur additional compliance costs and capital expenditures.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site of KHNP. The temporary LILW storage facilities at Ulchin and Wolsong reached their full capacity in 2008 and 2009, respectively, and facilities at Yonggwang and Kori are expected to reach their full capacity by 2012 and 2014, respectively. We expect that the Korea Radioactive Waste Management Corporation will complete the construction of a LILW disposal facility in the city of Gyeongju by December 2012, and starting from December 2010, LILW stored in temporary storage facilities at Ulchin and Wolsong was transferred to a disposal facility in the city of Gyeongju.

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

The Radioactive Waste Management Act (“RWMA”) was enacted in an effort to centralize the disposal of spent fuel and low and intermediate level radioactive waste and enhance the security and efficiency of related management processes. The RWMA became effective on January 1, 2009 and designated the Korea Radioactive-waste Management Corporation (“KRMC”) to manage the disposal of spent fuels and low and intermediate level radioactive waste. Pursuant to the RWMA, the Government established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KRMC, and the charge for spent fuel is paid based on the quantity of spent fuel generated every quarter.

All of KHNP’s nuclear plants are in compliance with Korean law and regulations and the safety standards of the IAEA.

Since the submission of our annual report on Form 20-F in 2010, there have been no significant safety-related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s permanent shutdown. Kori unit-1, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life in June 2007. KHNP obtained an approval to extend the Kori operation for another 10 years, and the unit resumed its operations in January 2008. Wolsong unit-1, the second nuclear power plant in Korea, will reach the end of its intended lifetime in November 2012. Applications for continued operation of Wolsong unit-1 were submitted to the Ministry of Education, Science and Technology in December 2009 and are currently being reviewed. Wolsong unit-1 is currently undergoing facility improvement until mid 2011.

While it does not carry a cash reserve for its decommissioning liability, KHNP retains financial responsibility for decommissioning its units. KHNP has accumulated the decommissioning cost as a liability since 1983. The decommissioning costs of nuclear facilities were estimated based on the study by the related committee and defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately.

For the accounting treatment of decommissioning costs, see Item 5A. “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

Overseas Activities

We are actively engaged in a number of overseas activities. We believe that such activities help us to facilitate procurement of requisite fuels and diversify our revenue streams by leveraging the operational experience of us and our subsidiaries gathered from providing a full range of services, such as power plant construction, and specialized engineering and maintenance services in Korea, as well as to establish strategic relationships with a number of countries that are or may become providers of fuels.

The table set below summarizes the overseas projects that we are currently pursuing based on binding agreements.

Region	Project Period	Project Description
Malaya, Philippines	January 2011 to July 2011	650-megawatt oil-fired power plant operation and maintenance service
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT)(2)
Naga, Philippines	Since February 2006	448-megawatt power plant (ROMM/M&A)(1)
Shanxi, China	April 2007 to April 2056	4,472-megawatt coal-fired power plants (BOO)(3) and coal mine projects
Gansu, China	September 2005 to August 2026	98.8-megawatt wind power plants (BOO)(3)
Inner Mongolia, China	May 2007 to January 2034	1,123-megawatt wind power plants (BOO)(3)
Indonesia	Since July 2010	Acquisition of equity interest of PT Bayan Resources Tbk
Indonesia	Since July 2009	Acquisition of PT Adaro Energy Tbk
Nigeria	Since March 2006	Exploration of oil and gas for two offshore blocks
Jordan	May 2009 to October 2035	373-megawatt combined-cycle power plant (BOO)(3)
Mexico	January 2011 to May 2038	433-megawatt combined-cycle power plant project (BOT)(3)
Saudi Arabia	July 2009 to March 2033	1,204-megawatt oil-fired power plant (BOO)(3)
West Africa	September 2008 to October 2010	Line Route and Environmental and Social Impact Assessment Study
Niger	Since December 2009	Share subscription of ANCE, a uranium development company, and uranium procurement
Australia	Since January 2008	Moolarben thermal coal mine development
Australia	Since November 2007	Share subscription of Cockatoo Coal Limited
Australia	Since January 2010	Bylong thermal coal mine development

Region	Project Period	Project Description
Canada	December 2007 to December 2011	Uranium exploration project in the Cree East
Canada	January 2008 to May 2013	Uranium exploration project in the Waterbury Lake
Canada	Since June 2009	Share subscription of Denison Mines, a uranium development company, and uranium procurement
France	June 2009 to 2015	Construction and operation of a uranium enrichment plant
Kazakhstan	February 2011 to 2013	Rehabilitation of 500kV, 220kV 17 substations
Kazakhstan	February 2011 to 2013	Construction 327km of 220kV transmission lines

Notes:

(1)	Represents “rehabilitation, operation, maintenance and management” projects.
(2)	Represents “build, operate and transfer” projects.
(3)	Represents “build, own and operate” projects.

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

Asia

China

In September 2005 and April 2006, we and China Datang Corporation of the PRC formed two joint ventures to build four wind-powered generation projects in China, consisting of one unit in Gansu province with total capacity of 49.3 megawatts and three units in Inner Mongolia with 139.4 megawatts. Since then, one unit with capacity of 49.5 megawatts has been added in Gansu and thirteen units have been added in Inner Mongolia with total capacity with 806.1 megawatts. In Liaoning province, we developed an additional four units under an understanding with the government of Chaoyang City. China Datang Corporation and we hold a 60:40 equity interest in the joint ventures. The joint ventures were capitalized with RMB 269 million for the Yumen projects in Gansu, RMB 3,137 million for the Inner Mongolia projects and RMB 573 for the Liaoning projects. One-third of the investment was funded with equity contribution and the remaining two-thirds with debt. These projects are currently in operation and generating additional revenue from the clean development mechanism, or CDM, business. Of 23 wind power generation units, 16 units with a total capacity of 727 megawatts are currently in operation.

We formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government in April 2007. As of December 31, 2010, the total installed capacity was 4,472 megawatts and our equity ownership in the partnership was 34.0%, representing 1,520 megawatts in installed capacity.

Philippines

We are currently engaged in four major power projects in the Philippines: (i) an “operate and maintain” 650-megawatt oil-fired power plant project in Malaya under a renewed contract with the new term expiring in July 2011, (ii) a “build, operate and transfer” 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and completed in June 2002 (the project cost of the Ilijan project was US$710 million, for which project finance on a limited recourse basis was provided), (iii) acquisition in February 2006 of 40.0% equity interest in SPC Power Corporation, an independent power producer operating a 206-megawatt Naga power complex in Cebu, the Philippines, and (iv) construction, which began in February 2008, of a 200-megawatt CFBC coal power plant in Naga, Cebu where the current 206-megawatt Naga power complex exists, with target completion in May 2011. Our equity ratios are currently 51.0% for Ilijan project, and 60.0% for Cebu project, respectively.

Indonesia

On July 23, 2009, we, together with KOSEP, purchased 480 million shares, or 1.5% of the share capital, of PT Adaro Energy Tbk (“Adaro”) for an aggregate purchase price of US$46 million, as part of our efforts to secure stable coal supplies. Adaro is the second largest coal producer in Indonesia and the fifth largest coal exporter in the world, and produced a total of 43 million tons of coal in 2010. As part of this investment, we are entitled to an annual coal procurement of 3 million tons per year.

On July 21, 2010, our board of directors approved a plan to acquire a 20% equity interest in PT Bayan Resources Tbk (“Bayan”), an Indonesian mining company, for a purchase price of US$518 million. Our rationale for the acquisition is to secure fuel sources for power generation and hedge against fluctuations in fuel prices. Bayan is engaged in open cut mining of various coal qualities from mines located primarily in East and South Kalimantan, and produced 11 million tons of coal in 2010. In addition, because Bayan owns the largest coal terminal and the only floating transfer-station in Indonesia, we believe that the acquisition will improve our access to much-needed transportation infrastructure within Indonesia.

Kazakhstan

In March 2009, a consortium comprised of us and Samsung C&T was selected as a preferred bidder for the construction and operation of a coal power project in Balkash, Kazakhstan. We signed a framework agreement with Samruk Energy, Kazakh state-owned energy company. The “build-own-operate” project will produce 1,200 to 1,500 megawatt coal power plants in Kazakhstan, with target completion in 2017, subject to further change. We also acquired a priority right to construct an additional power plant in the event that the Kazakh government decides to build more plants in Balkhash area under its power supply plan.

On February 23, 2011, a consortium led by us, Hyundai Engineering & Construction and Hyundai Corporation won a power transmission and variation project from Kazakhstan Electricity Grid Operating Company (KEGOC), a Kazakhstan state-run company. Under this US$100 million project that will be conducted on an engineering, procurement and construction (EPC) basis, the consortium is required to complete the rehabilitation of the 500kV, 220kV 17 substations with voltages ranging from 220 kilovolts to 500 kilovolts by November 2013. In addition, on March 1, 2011 we won a US$46 million project to lay power lines in Kazakhstan.

Middle East

United Arab Emirates

On December 27, 2009, following an international open bidding process, we entered into a prime contract with the Emirates Nuclear Energy Corporation (the “ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design, build and help operate four civil nuclear power generation units to be located in Braka, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. The contract amount for the project is US$18.6 billion, with the term of the contract to last from December 27, 2009 to May 1, 2020. Under the contract, we and the subcontractors, some of which are our subsidiaries, are to perform various duties in connection with the project, including, among others, (i) designing and constructing four nuclear power generation units (each with a capacity of 1,400 megawatts), (ii) supplying nuclear fuel for three fuel cycles including initial loading (with each cycle currently projected to last for approximately 18 months), and (iii) providing technical support, training and education to the plant operation personnel. The target completion dates for the four units are set for May 2017, May 2018, May 2019 and May 2020. In addition, in order to foster a long-term strategic partnership and stable management of the units post-construction, we currently plan to make an equity investment in an operation company to be established by ENEC. Details of such investment, including its size and structure, remain subject to further negotiation at this time, and we plan to make further disclosures regarding such investment in due course and as appropriate.

On October 18, 2010, a consortium including us was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the United Arab Emirates, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with an expected aggregate generation capacity of 1,600 megawatts. On February 15, 2011, the consortium entered into a formal contract with ADWEA for the construction and operation of the generation facilities. This project is expected to involve three years of construction starting from March 2011, and operation for 25 years from March 2014 to March 2039. The total project cost is currently estimated to be US$1.5 billion, of which approximately 20% will be financed through equity investments by the consortium members and the remaining 80% through project financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and us (19.6%), subject to further change. The total amount of our equity investment in the project is expected to be approximately Won 60.4 billion, and we plan to participate in this project through a special purpose vehicle.

Jordan

In March 2008, a consortium consisting of us and Xenel was selected as the preferred bidder for a gas-fired power plant project located in Al Qatrana, near Amman, Jordan. The power plant is expected to have an installed capacity of 373 megawatts, incur construction cost of US$460 million and have an operating life of 25 years. The construction for the “build-own-operate” project began in May 2009 with target completion in August 2011. We and Xenel hold 80:20 equity interest, respectively, of the joint venture which will oversee the project. We believe that this project will help us to expand our business in the Middle East and position us as a competitive power producer in the global market.

Saudi Arabia

On December 1, 2008, we formed a consortium with ACWA Power International of Saudi Arabia and submitted a bid for the 1,204 megawatt oil-fired power project in Rabigh, Saudi Arabia. In March 2009, we were selected as the preferred bidder against competitors that included Suez of Belgium, IP of Britain and Oger of Saudi Arabia. The project’s target completion date is 2013 and the project will involve operation of the plant for 20 years with an estimated project cost of US$2.5 billion. We are expected to hold a 40.0% equity interest in the joint venture which will oversee the project. On July 11, 2009, we entered into a power purchase agreement with Saudi Electricity Company to construct and operate a heavy oil power plant at Rabigh in Saudi Arabia.

North America

Canada

On December 14, 2007, a consortium consisting of four Korean companies, namely us, Korea Resources Corporation, Hanwha Corporation and SK Energy Co., Ltd., entered into an agreement with CanAlaska Uranium, Ltd., a uranium exploration company located in Canada (“CanAlaska”), to carry out a joint uranium exploration project to search for uranium deposits across mines in the Cree East area, Saskatchewan, Canada. Under the terms of the agreement, the consortium and CanAlaska each hold a 50.0% equity interest in the four-year project. The estimated capital expenditure for the project is C$19 million, all of which is to be borne by the consortium through cash contributions over the term of the project. We have invested C$4.75 million for which we have received a 12.5% equity interest in the project at the end of 2010. If additional capital expenditure is required, the amount in excess of C$19 million is to be shared equally between CanAlaska and the consortium.

On January 30, 2008, a consortium consisting of us, KHNP, Korea Nuclear Fuel Co., Ltd., Hanwha Corporation and Gravis Capital Corp., a Canadian company, entered into an agreement with Fission Energy Corp., a uranium exploration company located in Canada, to carry out a joint uranium exploration project in Waterbury Lake, Saskatchewan, Canada. Under the terms of the agreement, each of the consortium and Fission Energy Corp. holds a 50.0% equity interest in the three-year project. The estimated capital expenditure for the project is C$15 million, all of which is to be borne by the consortium through cash contributions over the term of the project. Under the terms of the agreement, the consortium is required to purchase a 50.0% equity interest in the project held by Fission Energy Corp. upon the final payment of cash contributions by the consortium during the term of the project. We have a 20.0% equity interest in the project and are expected to make estimated cash contributions of C$6 million. During the three-year exploration period, we discovered a high grade uranium mineralization after drilling 20 sites out of 97 sites. On August 16, 2010, the consortium entered into an agreement consisting of a limited partnership agreement, a shareholders agreement and a operating service agreement with Fission Energy Corp. to enlarge known mineralization and to produce a resource estimate. Under the terms of the agreement, each of the consortium and Fission Energy Corp. holds a 50.0% equity interest in a three-year term project, in which we are expected to make estimated cash contributions of C$6 million. On April 12, 2011, Fission Energy Corp. exercised a Back-In Option under the limited partnership agreement dated August 16, 2010, and provided to the consortium consideration of C$6 million. As a result of the exercise of the Back-In Option, the Fission Energy Corp.’s equity interest increased by 10% and the consortium’s equity interest was reduced by 10%. Currently, Fission Energy Corp. and the consortium hold a 60% and 40% equity interest, respectively, in the special purpose entity established to operate this project, of which we hold a 16% equity interest. Subsequent to the exercise of the Back-In Option, the consortium and Fission Energy Corp. is required to make estimated cash contributions for the project on the basis of their respective equity interest.

On June 15, 2009, we, together with KHNP, entered into a definitive agreement with Denison Mines Corporation (“Denison”) under which we currently hold a 17.1% equity interest in Denison Mines and remain the largest shareholder thereof. Under the terms of the agreement, we are entitled to procure up to approximately 20.0% of Denison’s current annual uranium production, during the period from 2010 to 2015. For the period from 2016, we will also be entitled to procure up to 20.0% of Denison’s then annual uranium production so long as we beneficially own 10.0% or more of Denison’s share capital. We procured 159 metric tons of uranium in 2010 and anticipate that the amount will increase in the near future.

On January 22, 2010, we entered into a Green Energy Investment Agreement with the Government of Ontario, Canada, jointly with Samsung C&T Corporation under a consortium. Under the terms of the Green Energy Investment Agreement, the consortium will develop and construct wind and solar-powered electricity generation units in Ontario, Canada, from 2013 to 2016, following which the consortium shall operate the facilities for a period of 20 years. The Green Energy Investment Agreement has an approximate value of US$6 billion, and the roles and responsibilities between us and Samsung C&T will be decided based on further negotiations.

Mexico

On August 2, 2010, a consortium led by us was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Comision Federal de Electricidad (“CFE”) of Mexico. This facility is expected to have a generation capacity of 433 megawatts, and the project will be undertaken on a “build, own and operate” basis. The total size of the project, which is expected to commence in September 2010 and end in

May 2038, is expected to be approximately US$430 million. We hold a 56% interest in the consortium, whose other members are Samsung C&T (with a 34% interest) and Techint, a Mexico company (with a 10% interest). The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and on September 7, 2010, KST entered into a power purchase agreement with CFE to construct and operate a combined-cycle power plant at Chihuahua in Mexico. In October 2010 KST was licensed by the Mexican government as an independent power producer, which allows it to produce and sell electricity to CFE during the specified contract period.

Australia

On November 7, 2007, we and EWP entered into a share subscription agreement with Cockatoo Coal Limited (“Cockatoo”), a coal exploration and mining company located in Australia. We and EWP currently hold a 4.91% aggregate equity interest in Cockatoo after having made a total investment of A$21.8 million. Cockatoo has several coal exploration projects in Queensland and New South Wales and one production project in Bowen Basin, Queensland, Australia.

On January 2, 2008, a consortium consisting of Korea Resources Corporation, Hanwha Corporation, us and four of our wholly owned generation subsidiaries, namely, KOSEP, KOMIPO, KOWEPO and KOSPO, entered into an agreement with Felix Resources Limited, an Australian coal mining company, to develop the Moolarben coal mine located in Western Coal Fields, New South Wales, Australia. Under the terms of agreement, the consortium purchased 10% equity interest in the Moolarben project from Felix, of which we and our four generation subsidiaries own an aggregate of 5%, 80% equity interest of the project is held by Felix which was acquired by Yancoal Australia in December 2009. In 2010 Moolarben produced 3.38 million tons of coal, of which we imported 1.70 million tons in 2010. Our four generation subsidiaries have a coal off-take agreement for a total of 2.5 million tons of coal per annum.

On July 5, 2010, Kepco Australia Pty Ltd., our wholly-owned subsidiary, entered into an agreement with Anglo American Metallurgical Coal Assets Eastern Australia Ltd. to acquire 100% of the equity interest in Anglo Coal (Bylong) Pty Ltd., a wholly-owned subsidiary of Anglo, for a purchase price of A$402.8. Bylong owns a bituminous coal mine in New South Wales, Australia. From this acquisition, we expect to secure an average of 7.5 million tons of bituminous coal per year from this mine during the period from 2016 to 2045. We and Cockatoo will cooperate to further explore and develop coal that is of export quality.

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

On December 30, 2009, we and KHNP, our wholly-owned nuclear generation subsidiary, entered into a definitive agreement with Areva NC Expansion (“ANCE”) to purchase 1.0 million shares, or 15.0%, of the share capital of ANCE at an aggregate purchase price of EUR 170 million. We are entitled to procure up to approximately 10.0% of Imouraren SA’s current annual uranium production in Niger, which is estimated to be 740 metric tons based on ANCE’s annual production plan during the period between 2013 and 2036. Imouraren SA is an ANCE-invested mine operating company. After 2013, we will also be entitled to procure up to 10.0% of Imouraren SA’s current annual uranium production so long as we beneficially own 10.0% or more of ANCE’s share capital.

Europe

On June 30, 2009, KHNP acquired a 2.5% equity interest in Societe D. Enrichissement Du Tricastin (“SET Holding”), which was established by Areva for the purpose of constructing and operating a uranium enrichment plant in Tricastin, France. KHNP has invested approximately 129 million Euros for the 2.5% equity interest, and Kansai Electric Power in Japan and Suez Energy International in Belgium have also acquired 2.5% and 5.0% equity interest, respectively, in SET Holding. The maximum production capability of the uranium enrichment plant is eight million Separative Work Unit or, SWU. We believe that this investment will help us secure a more stable and economical supply of enriched uranium.

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

In recent years, there have been heightened security concerns stemming from North Korea’s military provocations, nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. Recently, in March 2010, a South Korean navy ship sank on the western coast of the Korean peninsula, allegedly as a result of a bombing by North Korean submarines, and in November 2010, North Korean forces fired artillery shells at Yeonpyeong Island off the west coast of Korea. Efforts at multilateral negotiations with North Korea have been made in response to North Korean provocations, but the prospects of such negotiations remain unclear. As of December 31, 2010, we supplied electricity to 238 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, a project suspension or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea.

See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

The Light Water Reactor Project

The Korean Peninsula Development Organization, or KEDO, was chartered in March 1995 as an international consortium stipulated by the Agreed Framework, which was signed by the United States and North Korea in October 1994. KEDO signed an agreement with North Korea in December 1995 to construct two light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. KEDO designated us as its prime contractor to build two units of pressurized light water reactors with total capacity of 2,000 megawatts. We entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. However, when North Korea did not meet the conditions required for the continuation of the project, KEDO suspended the project in December 2003. Following the suspension, KEDO notified us of the termination of the project and the related turnkey contract between KEDO and us. On December 12, 2006, we entered into a transfer agreement with KEDO. According to the transfer agreement, we assumed substantially all of KEDO’s rights and obligations related to the light water reactor outside of North Korea. In exchange, we waived the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. Pursuant to the terms of the transfer agreement, we are required to report to KEDO the disposal or reuse of the transferred equipment. The gains and losses from the transfer agreement will be shared with KEDO through further negotiations between the two parties.

In 2010, we decided to dispose of transferred equipment, and as a result we recognized revenue of Won 376 million on the remaining advance payments previously received from KEDO and Won 27 million of impairment loss on other non-current assets related to the transferred equipment during the period. Furthermore, in accordance with the transfer agreement, we recorded as other non-current assets the transferred equipment at fair value of Won 67 million as of December 31, 2010. We recorded as other long-term liabilities estimated claims from subcontractors amounting to Won 15 million.

Insurance

We and our generation subsidiaries carry insurance covering against certain risks, including fire, in respect of key assets, including buildings, equipment, machinery, construction-in-progress and procurement in transit, as well as, in the case of KEPCO, directors’ and officers’ liability insurance.

We and our generation subsidiaries maintain casualty and liability insurance against risks related to our and our subsidiaries’ business to the extent we consider appropriate. As of December 31, 2010, we also self-insured against such risks to the extent permitted by law. We and our generation subsidiaries do not separately insure against terrorist attacks.

These insurance and indemnity policies, however, cover only a portion of the assets that we and our generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these assets.

Substantial liability may arise from the operation of nuclear-fueled generation units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to Won 50 billion per accident per plant complex, for a total coverage of Won 200 billion. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 50 billion per nuclear plant complex, for a total coverage of Won 200 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$483 million, at the rate of 1 SDR = US$1.6096 as posted on the Internet homepage of the

International Monetary Fund on April 26, 2011, per single accident; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of Won 50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to Won 50 billion as determined by the National Assembly. KHNP also carries insurance against terrorism with the insurance coverage being up to US$300 million on property and Won 50 billion on liabilities. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is neither insured nor covered by the government indemnity.

Other than KHNP, neither we nor our generation subsidiaries carry any insurance against terrorist attacks specifically.

See Item 3D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, under the Community Energy System there are also 12 other entities in Korea that are licensed to supply electricity in limited geographical areas, but their aggregate market share has to-date been insignificant. In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of April 30, 2011, 12 districts were using this system and four other districts were preparing to launch it and there were 12 independent entities that are licensed to distribute electricity in all of such 16 districts, to which we also transmit and distribute electricity. The generation capacity installed or under construction of the electricity suppliers in these 12 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of April 30, 2011. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

The electric power industry, which began its liberalization process with the establishment of our power generation subsidiaries in April 2001, may become further liberalized in accordance with the Restructuring Plan. See Item 4B. “Business Overview—Restructuring of the Electric Power Industry in Korea.”

In the residential sector, consumers may use natural gas, oil and coal for space and water heating and cooking. However, currently there is no practical substitute for electricity for lighting and other household appliances, which is available on commercially affordable terms.

In the commercial sector, electricity is the dominant energy source for lighting, office equipment and air conditioning. For its other uses, such as space and water heating, natural gas and, to a lesser extent, oil, provide competitive alternatives to electricity.

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

Regulation

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring a stable supply of electric power and further contributing toward the sound development of the national economy through facilitating development of electric power resources and carrying out proper and effective operation of the electricity business. The KEPCO Act (including the amendment thereto) prescribes that we engage in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation, distribution of electricity and other related business;

•	investment, research and technology development related to the businesses mentioned in items 1 and 2;

•	overseas business related to the businesses mentioned in items 1 through 3;

•	investments or contributions related to the businesses mentioned in items 1 through 4;

•	businesses incidental to items 1 through 5;

•	development and operation of real estate holdings, subject to certain restrictions pursuant to Presidential Decree of the KEPCO Act; and

•	other businesses entrusted by the Government.

The KEPCO Act currently requires that our profits be applied in the following order of priority:

•	first, to make up any accumulated deficit;

•	second, to set aside 20.0% or more of profits as a legal reserve until the accumulated reserve reaches one-half of our capital;

•	third, to pay dividends to stockholders;

•	fourth, to set aside a reserve for expansion of our business;

•	fifth, to set aside a voluntary reserve for the equalization of dividends; and

•	sixth, to carry forward surplus profit.

Based on our consolidated financial results as of December 31, 2010, the legal reserve was Won 1,604 billion, the reserve for business expansion was Won 16,011 billion, and the reserve for investment of social overhead capital was Won 5,277 billion.

Under an amendment to the KEPCO Act, which took effect on October 13, 2010, we are permitted to engage in the development and operation of our real estate holdings, subject to certain restrictions. The key provisions of the amendment relate to categorizing the development and operation of real estate holdings as one of our permitted business activities, provided that such activities will be conducted by a professional real estate management company commissioned or entrusted by us. The legislation requires prior approval by the Minister of the Ministry of Knowledge Economy prior to engaging in any such activity and proceeds from such activity are required to be used to fund construction of environment-friendly facilities related to electricity transmission, distribution and transformation, such as re-routing the transmission cables indoors or underground. We have also amended our Articles of Incorporation (included in this report) in line with the new amendment and plan to take follow-up measures related to engagement of professional real estate management companies.

We are under the supervision of the Ministry of Knowledge Economy, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See Item 4B. “Business Overview—Purchase of Electricity—Cost-based Pool System.” Each of our six generation subsidiaries holds an electricity generation license. We and 12 other electricity suppliers (we nationally and the 12 other suppliers for a total of 16 districts) have a license for the distribution of electricity under the Community Energy System as authorized by the Korea Electricity Commission and approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above.

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

Equity holdings	Primary business	Book value as of December 31, 2010	Ownership percentage as of December 31, 2010	Ownership percentage to be sold
			(in billions of Won)
KEPCO Plant Service & Engineering Co., Ltd.	Overhauling and repairing power plants	342	75.0%	15.0%
LG Uplus Corp.	Electronics, telecommunications and Internet access services	351	7.5%	7.5%
KEPCO Engineering & Construction INC	Designing and engineering power plants	102	77.9%	20.0%
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	17	29.0%	29.0%

KEPCO Plant Service & Engineering Co., Ltd.

In December 2007, we completed the initial public offering of KEPCO Plant Service & Engineering Co., Ltd., or KPS, formerly our wholly-owned subsidiary, by listing approximately 20.0% of its equity interest on the Korea stock exchange for an aggregate consideration of Won 120 billion. Pursuant to the Third Phase of the Public Institution Reform Plan, we sold an additional 5.0% of KPS shares through a block sale and plan to sell an additional 15.0% of KPS’s equity interest by the end of 2012.

LG Uplus Corp.

We currently own a 7.46% equity interest in LG Uplus Corp., a telecommunications and Internet access service provider in Korea which is the surviving entity after the consolidation of LG Dacom, LG Telecom and LG Powercom in January 2010. Pursuant to the Fifth Phase of the Public Institution Reform Plan, we currently plan to sell our remaining equity interest in LG Uplus Corp. subject to prevailing economic and market conditions.

KEPCO Engineering & Construction Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Ltd., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009. We owned 97.9% of KEPCO E&C’s shares prior to the initial public offering and currently own 77.9% following the initial public offering. Gross proceeds from the initial public offering were Won 165.1 billion. In furtherance of the Third Phase of the Public Institution Reform Plan, we further plan to sell an additional 20.0% equity interest in KEPCO E&C by the end of 2012, subject to prevailing market conditions.

Korea Electric Power Industrial Development Co., Ltd.

In February 2003, we privatized Korea Electric Power Industrial Development, or KEPID, formerly our wholly-owned subsidiary, by selling 51.0% of its equity interest to Korea Freedom Federation. Pursuant to the Fifth Phase of the Public Institution Reform Plan announced by the Government in January 2009, we sold 20% of the KEPID shares through additional listing and currently plan to sell the remaining 29.0% of KEPID’s equity interest based on, among others, considerations of economic and market conditions.

Item 4C. Organizational Structure

As of the date hereof, we have 37 subsidiaries and 20 affiliates (not including any special purpose entities).

Subsidiaries

Our wholly-owned six generation subsidiaries are KHNP, KOSEP, KOMIPO, KOWEPO, KOSPO and EWP. Our non-generation subsidiaries include KEPCO E&C, KEPCO KPS, KEPCO NF, and KEPCO KDN. For a full list of our subsidiaries, including foreign subsidiaries, and their respective jurisdiction of incorporation, please see Exhibit 8.1 attached to this report.

Affiliated Companies

We define our principal affiliates as companies in which we hold at least 20.0% and not more than 50.0% of the share capital, whose accounts are not required to be consolidated in our financial statements. We record our equity interests in these affiliates as investments under the equity method of accounting. See Note 6 of the notes to our consolidated financial statements. The table below sets forth for each of our principal affiliates the name and year of incorporation, our percentage shareholding and their principal activities as of December 31, 2010.

	Year of Incorporation	Ownership (Percent)	Principal Activities
Korea Gas Corporation	1983	24.5	Importing and wholesaling LNG
LG Uplus Corporation(2) (3)	1996	7.5	Telecommunication and Internet access services
Korea Electric Power Industrial Development Co., Ltd.	1990	29.0	Electricity metering
YTN(1)	1993	21.4	Broadcasting
Gansu Datang Yumen Windpower Co., Ltd.	2005	40.0	Construction and operation of utility plant
SPC Power Corporation	2006	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd.(3)	2001	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	2007	29.0	Generating electricity
Cheongna Energy Co., Ltd.	2005	30.0	Generating and distributing vapor and hot/cold water
PT.Cirebon Electric Power	2007	27.5	Construction and operation of utility plant
Eco Biomass Energy Sdn. Bhd.	2009	40.0	Combined heat and power generation and clean development mechanism business
Denison Mines Corporation(3)	2003	17.1	Uranium exploration and development
Rabigh Electricity Company	2009	40.0	Construction and operation of utility plant
KNOC Nigerian East Oil Co., Ltd.(3)	2005	14.6	Oil and gas exploration in Nigeria
KNOC Nigerian West Oil Co., Ltd.(3)	2005	14.6	Oil and gas exploration in Nigeria
Areva NC Expansion(3)	2007	15.0	Imouraren uranium mine development in Niger
PT. Bayan Resources TBK.	2004	20.0	Resources development

Notes:

(1)	KEPCO Data Network Co., Ltd., a wholly-owned subsidiary of KEPCO, owns the 21.4% equity interest in YTN.
(2)	LG Uplus Corp. is the surviving entity following the consolidation of LG Electronics, LG Telecom and LG Powercom in January 2010. Shares of LG Powercom held by us were exchanged into shares of LG Uplus Corp. following such consolidation.
(3)	Although we hold less than 20% of the total number of voting stock of LG Uplus Corp., Gangwon Wind Power Co., Ltd., Denison Mines Corporation, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd. and Areva NC Expansion, we use the equity method of accounting for such investment, as we possess significant influence over the operational and financial policies of these entities.

Item 4D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. As of December 31, 2010, the net book value of our property was Won 78,890 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion on our operating and financial review and prospects together with our consolidated financial statements and the related notes which appear elsewhere in this report. Our results of operations, financial condition and cash flows may materially change from time to time due to various policy initiatives (including changes to the Restructuring Plan) by the Government in relation to the Korean electric power industry, and accordingly our historical performance may not be indicative of our future performance. See Item 4B. “Business Overview—Restructuring of the Electric Power Industry in Korea” and Item 3D. “Risk Factors—The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

Item 5A. Operating Results

Overview

In 2008, 2009 and 2010, we had operating revenues of Won 31,560 billion, Won 33,994 billion and Won 39,426 billion, respectively, principally from the sale of electricity. As we are a predominant market participant in the Korean electric power industry, our business is heavily regulated by the Government with respect to the rates we charge to customers for the electricity we sell. In addition, our business requires a high level of capital expenditures for the construction of electricity generation, transmission and distribution facilities and is subject to a number of variable factors, including demand for electricity in Korea and fluctuations in fuel costs, which are in turn impacted by the movements in the exchange rates between the Won and other currencies.

In 2009 and 2010, we recorded an operating income of Won 1,715 billion and Won 1,580 billion, respectively, compared to an operating loss of Won 2,798 billion in 2008. Under the Electricity Business Law and the Price Stabilization Act, the Government generally establishes electricity rates at levels that are expected to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of the fair investment return, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” Accordingly, we have recorded an operating income for every fiscal year since our inception in 1981, except in 2008 during which fuel prices rapidly increased beyond a level that could be offset by an increase in the electricity tariff rates we charge to our customers.

We estimate that fuel prices will continue to be volatile and accordingly have a material adverse effect on our results of operations and profitability in 2011 and beyond. In part to address these concerns, the Government from time to time increases the electricity tariff rates (most recently in June 2009 and August 2010). However, such increases may be insufficient to fully offset the adverse impact from the rise in the fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer.

Recently, the Government announced that as of July 1, 2011 it will overhaul the existing tariff system by more closely aligning the tariff levels to fuel cost movements. We anticipate that the implementation of the new tariff system will reduce future uncertainties on our profitability arising from the volatility in fuel prices, leading to maintenance of a more stable financial structure. Furthermore, the implementation may lead to higher credit ratings and a reassessment of our share and shareholder value. However, details of the new tariff system remain subject to further discussion and there is no assurance that the new tariff system will be adopted as presently anticipated or at all. Furthermore, even if the new tariff system is implemented as currently anticipated, there is no assurance that the new tariff system will fully cover our expenses on a timely basis or at all, or will not have unintended consequences that we are not presently aware of which may have a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff system in July 2011. See Item 4B. “Business Overview—Recent Developments—Proposed Changes to the Electricity Tariff System.” While we will continue to negotiate with the Government for further measures to increase our profitability, we cannot guarantee that the Government will agree to such requests at the level desired by us or at all. If the new tariff system fails to fully cover our expenses or if our electricity tariff under the new tariff system fails to sufficiently offset the impact of rising fuel prices, fuel price increases may significantly hurt our business, results of operations and cash flows.

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

Demand for electricity in Korea grew at a compounded average rate of 5.5% per annum for the five years ended December 31, 2010. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.8% during the same period. The GDP increased, on a year-on-year basis, by 0.2% in 2009 and by 6.2% in 2010 due to general economic recovery.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2006	2007	2008	2009	2010
Growth in GDP (at 2006 constant prices)	5.2%	5.1%	2.3%	0.3%	6.2%
Growth in electricity consumption	4.9%	5.7%	4.5%	2.4%	10.1%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector currently represents the largest segment of electricity consumption in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of the economic expansion in Korea, it has gradually declined as a percentage of total demand from 57.3% in 2000 to 53.6% in 2010. Demand from the industrial sector increased by 12.3% to 25,456 gigawatt hours in 2010 from 2009, largely due to the recovery of the Korean economy, which led to greater utilization of industrial plants.

•

Demand for electricity from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand, as a result of the continuing growth of the service sector in the Korean economy, which has led to an increased number of office buildings, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 8.7% to 7,791 gigawatt hours in 2010 from 2009, largely due to the recovery of the Korean economy, including the commercial sector, and continued construction of large office buildings, which use a substantial amount of air conditioning.

•

Demand for electricity from the residential sector increased by 5.5% to 4,342 gigawatt hours in 2010 from 2009, largely as a result of the recovery of the Korean economy, which increased consumer confidence. In 2010, we provided electricity to approximately 19 million households, which represent substantially all of the households in Korea. Population growth and increased use of air conditioners and other electrical appliances continues to contribute to the increase in demand for electricity from the residential sector.

For a discussion on demand by the type of customers, see Item 4B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

As for the supply of electricity in Korea, we have since our inception had, and, subject to any substantial future developments in respect of the Restructuring Plan, expect to have, the predominant market share, in terms of generation of electricity as well as transmission and distribution thereof to the end-users. As for transmission and distribution of electricity, we accounted for approximately 99% of the market share, in terms of transmission and distribution capacity, in 2008, 2009 and 2010. While as of April 30, 2011, there were 12 other entities in Korea that are also licensed to supply electricity under the Community Energy System, these suppliers are, by the terms of their licenses, permitted to supply electricity to limited geographical areas, and their aggregate transmission and distribution capacity accounted for approximately 1% of our capacity. Furthermore, since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 15 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. See Item 4B. “Business Overview—Transmission and Distribution.” As for the generation of electricity that we purchase for transmission and distribution to our end-users, our generation subsidiaries accounted for 93.5%, 93.8% and 91.5% in 2008, 2009 and 2010, respectively, with the remainder accounted for by independent power producers. We currently expect that our market dominance in the supply of electricity in Korea will continue for the foreseeable future, absent any substantial changes to the Restructuring Plan or other policy initiatives by the Government in relation to the Korean electric power industry, or an unexpected proliferation of districts opting for supply of electricity through the Community Energy System.

Electricity Rates

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

From time to time, our actual rate of return on invested capital may differ significantly from the rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the assumed rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the assumed rate of return for the period from 1996 to 2000, and for the period since 2006, our actual rates of return have been lower than the assumed rates of return largely to a general increase in fuel costs and higher facility investment costs. Partly in response to the variance between our actual rates of return and the assumed rates of return, the Government from time to time adjusts the electricity tariff rates, but there typically is a significant time lag for the tariff adjustment as such adjustment requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use from sector-specific tariff increases. Furthermore, there is no assurance that the tariff adjustments will have the desired effect at a level anticipated or at all, or that they will not have unintended adverse consequences.

Recent adjustments to the electricity tariff rates by the Government involve the following:

•

effective January 1, 2008, increases for industrial and night power tariff rates by 1.0% and 17.5%, respectively, and a decrease in commercial tariff rates by 3.2%, which had no material net effect on our average tariff rate. These changes were introduced principally to further rationalize the electricity tariff schedule by aligning the sector-specific prices to their related costs;

•

effective June 27, 2009, a 3.9% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, educational, street lighting and night power usage tariff rates by 6.5%, 2.3%, 6.9%, 6.9% and 8.0%, respectively, while making no changes to the residential and agricultural tariff rates. These changes were introduced principally in response to the rapidly rising fuel prices which seriously hurt our profitability; and

•

effective August 1, 2010, a 3.5% overall increase in our average tariff rate, consisting of increases in the residential, educational, industrial, street lighting and night power usage tariff rates by 2.0%, 5.9%, 5.8%, 5.9% and 8.0%, while making no changes to the commercial and agricultural tariff. These changes were introduced principally in response to the rapidly rising fuel prices which seriously hurt our profitability.

On February 10, 2010, the Ministry of Knowledge Economy announced that it plans to overhaul the current system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. For example, the new tariff system contemplates adjusting the tariff rates on a monthly basis based on the three-month average moving fuel costs with a time lag of two months for such adjustment. Currently scheduled to take effect on July 1, 2011, the new tariff system is also intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, there is no assurance that the new tariff system will be adopted as presently anticipated or at all, or that the new tariff system in its final form will fully cover our expenses on a timely basis or at all, or that it will not have unintended consequences that we are not presently aware of. In addition, the Government may not maintain or raise the tariff level to ensure our profitability until the implementation of the new tariff system in July 2011. Any of such developments may have a material adverse effect on our business, financial condition, results of operations and cash flows.

See Item 4B. “Business Overview—Sales and Customers—Electricity Rates” and Item 4B. “—Recent Developments—Proposed Changes to the Electricity Tariff System.”

Fuel Costs

Our results of operations are also significantly affected by the cost of producing electricity, which is subject to a variety of factors, including, in particular, the cost of fuel.

Cost of fuel in any given year is a function of the volume of fuels consumed and the unit fuel cost for the various types of fuel used for generation of electricity (i) by our generation subsidiaries or (ii) by independent power producers from whom we purchase electric power. A significant change in the unit fuel costs materially impacts the costs of electricity generated by our generation subsidiaries (which costs form part of our power generation, transmission and distribution expenses) as well as, to our knowledge, the costs of electricity generated by the independent power producers that sell their electricity to us (which costs form part of our purchased power expenses). We believe that unit fuel costs materially impact the total fuel costs for both generated power and purchased power, but we are unable to provide a comparative analysis since the unit fuel cost information for purchased power is proprietary information of the independent power producers, who use a significantly different composition of the types of fuels for power generation.

Fuel costs accounted for 49.8%, 45.2% and 47.2% of our operating revenues and 45.8%, 47.5% and 49.1% of our operating expenses in 2008, 2009 and 2010, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4B. “Business Overview—Fuel.”

Uranium accounted for 38.2%, 36.3% and 34.1% of our fuel requirements in 2008, 2009 and 2010, respectively. Coal accounted for 44.1%, 47.6% and 45.5% of our fuel requirements in 2008, 2009 and 2010, respectively. LNG accounted for 14.5%, 11.9% and 16.6% of our fuel requirements in 2008, 2009 and 2010, respectively. Oil accounted for 2.2%, 3.1% and 1.5% of our fuel requirements in 2008, 2009 and 2010, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and do not include electricity purchased from third parties. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

In the past few years, the price of bituminous coal underwent a wide fluctuation. For example, the price of bituminous coal increased substantially in the first half of 2008, after which it gradually decreased. However, it has increased again significantly from the second half of 2009. See Item 4B. “Business Overview—Fuel.” In 2010, approximately 70.8% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and 29.2% purchased on the spot market. The average “free on board” Newcastle coal price index was US$98.8 per ton in 2010 and increased to US$118.7 per ton as of June 3, 2011. If the bituminous coal price rises again to the level of 2008 or higher, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost. Furthermore, there have been recent increases in crude oil prices that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost.

Nuclear power has a stable low-cost structure and forms a significant portion of electricity supplied in Korea. Due to significantly lower fuel costs as compared with those of conventional power plants, our nuclear power plants generally operate at full capacity with only routine shutdowns for check-up and overhauls lasting 20 to 30 days. In case of shortage in electricity generation resulting from stoppages of the nuclear power plants, we seek to make up for such shortage with power generated by our coal-fired power plants.

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. For example, in 2008 we recorded the first operating loss in our operating history due to rapid rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of rising fuel prices, the price increases will significantly narrow our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would seriously suffer.

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies in recent years. For fluctuations in exchange rates, see Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and has remained subject to significant volatility even in its aftermath. The Noon Buying Rate per one U.S. dollar decreased from Won 1,163.7 on December 31, 2009 to Won 1,130.6 on December 31, 2010, and was Won 1,078.7 on June 24, 2011. While Won has recently been appreciating against U.S. dollar and other foreign currencies, there were times in the past when it underwent steady depreciation, which resulted in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2010, approximately 26.1% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions was denominated in foreign currencies, principally in U.S. dollar, Yen and Euro. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

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

Accounting for Regulation

Under U.S. GAAP accounting guidance for accounting for the effects of certain types of regulations, we are required to recognize regulatory liabilities or regulatory assets on the consolidated financial statements by a corresponding charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. If, as a result of deregulation, we no longer meet the criteria for application of this guidance, the elimination of the regulatory assets and liabilities is charged or credited to current operations. Regulatory assets and liabilities are established based on the current regulation and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process. If future recovery of costs ceases to be probable, all or part of the regulatory assets and liabilities would have to be written off against current period earnings. As of December 31, 2010, the consolidated statements of financial position included regulatory liabilities of Won 430 billion. Our management evaluates the anticipated recovery of regulatory assets, liabilities, and revenue subject to refund and provides for allowances and/or reserves as appropriate. As of December 31, 2010, we did not have any allowances or reserves related to regulatory assets.

Derivative Instruments

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited or charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited or charged immediately to operations.

Significant management judgment is involved in determining the fair value of estimated derivative instruments. The estimates and assumptions used by our management to determine fair value can be impacted by many factors, such as the estimated discount factor derived from observable market data, and the estimated cash flow based on settlement period, interest convention, and other contract information of the derivative instruments.

As of December 31, 2009 and 2010, we recorded derivative instruments, net of assets and liabilities, in the amounts of Won 862 billion and Won 256 billion, respectively, under Korean GAAP, and Won 843 billion and 246 billion, respectively, under U.S. GAAP. The difference between Korean GAAP and U.S. GAAP amounts is due to credit value adjustment. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

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

Significant management judgment is involved in determining the fair value of estimated decommissioning costs. The estimates and assumptions used by our management to determine fair value can be impacted by many factors, such as the estimated decommissioning costs based on engineering studies commissioned and approved by the Korean government, and changes in assumed dates of decommissioning, inflation rate, discount rate, decommissioning technology, regulation and the general economy.

As of December 31, 2009 and 2010, we recorded liability for decommissioning costs in the amounts of Won 5,695 billion and Won 5,976 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used a discount rate of 4.36% and an inflation rate of 2.30% when calculating the decommissioning cost liability recorded as of December 31, 2009 and 2010. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate				Sensitivity to discount rate
	+0.10%		-0.10%		+0.10%		-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	(Won)	165	(Won)	(160)	(Won)	(126)	(Won)	129

See Note 22 and 38 of the notes to our consolidated financial statements for further related information.

Provision for Decontamination of Transformer

Under the Persistent Organic Pollutants Management Act which was enacted in 2007, we are required to remove the toxin polychlorinated biphenyls (PCBs) from our transformers’ insulating oil by 2015. We are also required to inspect the PCB levels in our transformers and dispose of any PCBs in excess of established safety standards.

As of December 31, 2009 and 2010, we recorded a liability of Won 231,470 million and Won 278,011 million, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. We used a discount rate of 6.49% and an inflation rate of 2.81% when calculating the provision for the decontamination of transformers recorded as of December 31, 2009 and 2010. In addition, the following is a sensitivity analysis of the potential impact on decontamination costs based on a 0.50% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate				Sensitivity to discount rate
	+0.50%		-0.50%		+0.50%		-0.50%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	(Won)	4.0	(Won)	(3.9)	(Won)	(3.8)	(Won)	3.9

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2010. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities at each separate taxpaying entity. Under Korean GAAP, a deferred tax asset is recognized only when its realization is probable and an appropriate write-down of a previously recognized deferred tax asset is deducted directly from the deferred tax asset. Under U.S. GAAP, a deferred tax asset is recognized for temporary difference that will result in deductible amounts in future years and for carry forwards. If, based on the weight of available evidence, it is more likely than not that some or all of the portion of the deferred tax asset will not be realized, a valuation allowance is recognized.

We believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (i) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (ii) the difference between these assessments and the actual performance could have a material impact on the realization of tax benefits as reported in our results of operations. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

Useful Lives of Property, Plant and Equipment

In accordance with Korean GAAP, property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and waste electric transformer, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2010, totaled Won 78,900 billion representing more than 79.2% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

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

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	4 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (included in nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30 ~ 40
Capitalized asset retirement cost of waste electric transformer	8
Capitalized asset retirement cost of loaded nuclear fuel	—
Others	4 ~ 9

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

Impairment of Long-lived Assets

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review the long-lived assets for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) if an indicator of impairment has occurred, (ii) how assets should be grouped, (iii) the forecast of undiscounted expected future cash flow over the asset’s estimated useful life to determine if an impairment exists, and (iv) if an impairment exists, the fair value of the asset or asset group. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2010, we were engaged in 442 lawsuits as a defendant and 112 lawsuits as a plaintiff. The total amount claimed against us was Won 127 billion and the total amount claimed by us was Won 145 billion as of December 31, 2010. As of December 31, 2010, we had an accrual for loss contingencies of Won 2.4 billion. We record liabilities for estimated loss contingencies when we assess that a loss is probable and the amount of the loss can be reasonably estimated. The determination for a loss contingency is based on management judgment and estimates with respect to the likely outcome of the matter, including the analysis of different scenarios. Liabilities are recorded or adjusted when events or circumstances cause these judgments or estimates to change. In assessing whether a loss is a reasonable possibility, we may consider the following factors: the nature of the litigation, claim or assessment, available information, opinions or views of legal counsel and other advisors, and the experience gained from similar cases. We provide disclosures for material contingencies when there is a reasonable possibility that a loss or an additional loss may be incurred.

As new developments occur or more information becomes available, our assumptions and estimates of these liabilities may change. Revisions to contingent liabilities are generally reflected in income when new or different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or amount of loss. If changes in these or other assumptions or the anticipated outcomes we use to estimate contingencies cause a loss to become more likely, it could materially affect future results of operations for any particular quarterly or annual period.

Actual amounts realized upon settlement of contingencies may be different than amounts recorded and disclosed and could have a significant impact on the liabilities and expenses recorded on the consolidated financial statements.

Consolidated Results of Operations

2010 Compared to 2009

In 2010, our consolidated revenues from the sale of electric power, the principal component of our operating revenues, increased by 13.4% to Won 37,518 billion from Won 33,092 billion in 2009, reflecting primarily a 10.1% increase in the volume of electricity sold from 394,475 gigawatt hours in 2009 to 434,160 gigawatt hours in 2010 and a 3.5% increase in our overall average electricity tariff rates effective August 1, 2010. The overall increase in the volume of electricity sold was primarily attributable to a 12.3% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 207,216 gigawatt hours in 2009 to 232,672 gigawatt hours in 2010, and, to a lesser extent, an 8.7% increase in the volume of electricity sold to the commercial sector from 89,619 gigawatt hours in 2009 to 97,410 gigawatt hours in 2010, and a 5.5% increase in the volume of electricity sold to the residential sector, including overnight power usage, from 78,548 gigawatt hours in 2009 to 82,890 gigawatt hours in 2010. The increases in the volume of electricity sold to the industrial sector and the commercial sector were primarily due to the general increase in demand for electricity in these sectors in Korea as a result of the economic recovery, which involved an increased input of industrial output, greater capacity utilization in industrial plants, increased construction of commercial buildings and an increased use of air conditioning at commercial buildings. The increase in the volume of electricity sold to the residential sector was primarily due to an increased use of heaters, air conditioners and electrical appliances at home as well as an overall increase in consumer confidence from the general economic recovery. For a discussion of the increase in our electricity tariff rates, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

Our consolidated operating expenses increased by 17.2% to Won 37,846 billion in 2010 from Won 32,279 billion in 2009, primarily due to a 21.2% increase in fuel costs. Fuel costs increased from Won 15,348 billion in 2009 to Won 18,600 billion in 2010. The fuel costs accounted for 52.0% and 53.8% of the power generation, transmission, and distribution expenses in 2009 and 2010, respectively. Such increase in fuel costs was primarily due to a 55.6% increase in fuel cost for LNG, which was partially offset by a 0.6% decrease in fuel cost for coal. Fuel cost for LNG, which accounted for 41.8% of the total fuel cost in 2010, increased mainly due to a 5.17% increase in unit cost of LNG and a 48.0% increase in LNG consumption mainly due to increased energy consumption as a result of the general economic recovery and extreme weather conditions in 2010. Fuel cost for coal, which accounted for 42.3% of the total fuel cost in 2010, decreased by 0.6%, mainly due to a 7.4% decrease in unit cost for bituminous coal, which was partially offset by a 7.9% increase in the use of electricity mainly as a result of the general economic recovery. For further information on the increase in fuel costs, see Item 4B. “Business Overview—Fuel.” Depreciation and amortization costs slightly increased by 0.4% from Won 5,423 billion in 2009 to Won 5,443 billion in 2010. Maintenance costs decreased by 19.9% from Won 1,623 billion in 2009 to Won 1,300 billion in 2010, primarily as a result of cost savings from technological, engineering and process innovations in facilities construction and operation. Purchased power, which accounted for 14.2% of the total operating expenses in 2010, increased by 46.8% to Won 5,382 billion in 2010 from Won 3,666 billion in 2009, primarily due to a 45.6% increase in the volume of power purchased from independent power producers (who generate electricity primarily through LNG-fired power plants), from 26,575 gigawatt hours in 2009 to 38,682 gigawatt hours in 2010, primarily to compensate for the shortfall in the supply of electricity due to the higher than anticipated rise in demand for electricity in 2010.

Our consolidated selling and administrative expenses increased by 7.4% to Won 1,659 billion in 2010 from Won 1,545 billion in 2009, primarily due to an increase in labor cost, which increased by 9.7% from Won 545 billion in 2009 to Won 598 billion in 2010, which was mainly due to a payout of performance incentives in 2010 based on comparative rankings among government-controlled entities, as well as an increase in fees and dues payable related to the increase in the sales of electricity. As a result of the foregoing, we recorded consolidated operating income of Won 1,580 billion in 2010 and Won 1,715 billion in 2009, respectively. Our consolidated operating profit margin decreased from 5.0% in 2009 to 4.0% in 2010, largely due to the 21.2% increase in fuel costs and the 46.8% increase in purchased power which more than offset the 13.4% increase in our revenue from the sale of electricity.

Our consolidated net non-operating loss decreased by 17.9% to Won 1,143 billion in 2010 from Won 1,392 billion in 2009, as a result of the reduction in volatility of Korean Won against U.S. dollar in 2010 compared to 2009, which resulted in a decrease in net valuation loss on financial derivatives.

As a result of the foregoing, we recorded consolidated income before income taxes of Won 437 billion in 2010 and Won 322 billion in 2009, respectively. We recorded consolidated income tax expenses of Won 457 billion in 2010 and Won 370 billion in 2009, respectively.

As a cumulative result of the above factors, our consolidated net loss decreased by 58.3% to Won 20 billion in 2010 from Won 48 billion in 2009, and our consolidated net loss margin remained unchanged at 0.1% in 2009 and 2010.

2009 Compared to 2008

In 2009, our consolidated revenues from the sale of electric power, the principal component of our operating revenues, increased by 7.8% to Won 33,092 billion from Won 30,709 billion in 2008, reflecting primarily a 2.4% increase in the volume of electricity sold from 385,070 gigawatt hours in 2008 to 394,475 gigawatt hours in 2009 and a 3.9% increase in our overall average electricity tariff rates effective June 27, 2009. The overall increase in the volume of electricity sold was primarily attributable to a 1.8% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 203,475 gigawatt hours in 2008 to 207,216 gigawatt hours in 2009, and, to a lesser extent, a 3.2% increase in the volume of electricity sold to the commercial sector from 86,827 gigawatt hours in 2008 to 89,619 gigawatt hours in 2009, and a 1.7% increase in the volume of electricity sold to the residential sector, including overnight power usage, from 77,269 gigawatt hours in 2008 to 78,548 gigawatt hours in 2009. The increases in the volume of electricity sold to the industrial sector and the commercial sector were primarily due to the general increase in demand for electricity in these sectors in Korea as a result of the economic recovery in the second half of 2009. The increase in the volume of electricity sold to the residential sector was primarily due to an increased use of heaters, air conditioners and electrical appliances at home. For a discussion of the increase in our electricity tariff rates, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

Our consolidated operating expenses decreased by 6.1% to Won 32,279 billion in 2009 from Won 34,358 billion in 2008, primarily due to a 5.5% decrease in fuel costs. Fuel costs decreased from Won 16,139 billion in 2008 to Won 15,348 billion in 2009. The fuel costs accounted for 51.2% and 52.0% of the power generation, transmission, and distribution expenses in 2008 and 2009, respectively. Such decrease in fuel costs was primarily due to a 35.1% decrease in fuel cost for LNG, which was partially offset by a 26.4% increase in fuel cost for coal. Fuel cost for LNG, which accounted for 33.0% of the total fuel cost in 2009, decreased mainly due to a 22.0% decrease in unit cost of LNG and a 17.0% decrease in LNG consumption mainly due to a relative increase in the coal-fired generation capacity in 2009 in line with the planned capacity expansion plans. Fuel cost for coal, which accounted for 52.0% of the total fuel cost in 2009, increased by 26.4%, mainly due to a 16.4% and 8.6% increase in consumption and unit cost, respectively, for bituminous coal. For further information on the increase in fuel costs, see Item 4B. “Business Overview—Fuel.” Depreciation and amortization costs increased by 2.0% from Won 5,315 billion in 2008 to Won 5,423 billion in 2009 mainly due to an increase in newly constructed facilities. Maintenance costs increased by 1.9% from Won 1,593 billion in 2008 to Won 1,623 billion in 2009, primarily as a result of the increased generation capacity. Purchased power, which accounted for 11.4% of the total operating expenses in 2009, decreased by 17.3% to Won 3,666 billion in 2009 from Won 4,434 billion in 2008, primarily due to a 2.0% decrease in the volume of power purchased from independent power producers (who generate electricity primarily through LNG-fired power plants), from 27,106 gigawatt hours in 2008 to 26,575 gigawatt hours in 2009, primarily due to our relatively greater ability to meet the electricity demand at peak hours with power generated by our generation subsidiaries using coal-fired generation facilities in light of the reduced peak demand following the downturn in Korean economy in the first half of 2009.

Our consolidated selling and administrative expenses decreased by 11.2% to Won 1,545 billion in 2009 from Won 1,740 billion in 2008, primarily due to a decrease in labor cost, which decreased by 16.3% from Won 651 billion in 2008 to Won 545 billion in 2009 primarily as a result of a decrease in bonus payouts, the amount of which is determined annually in accordance with the overall performance evaluation of us by the Government, as well as a decrease in general costs resulting from our cost reduction effort. As a result of the foregoing, we recorded consolidated operating income of Won 1,715 billion in 2009 compared to consolidated operating loss of Won 2,798 billion in 2008. We recorded a consolidated operating profit margin of 5.0% in 2009 compared to a consolidated operating loss margin of 8.9% in 2008, largely due to the 5.5% decrease in fuel costs and the 7.8% increase in our revenue from the sale of electricity.

Our consolidated net non-operating loss increased by 33.1% to Won 1,392 billion in 2009 from Won 1,046 billion in 2008, principally due to a net valuation loss on financial derivatives and a loss on foreign currency transaction resulting from fluctuations in foreign currency exchange rates as well as an increase in interest expenses resulting from an increase in debt related to capital expenditures and fuel purchases.

As a result of the foregoing, we recorded consolidated income before income taxes of Won 322 billion in 2009 compared to consolidated loss before income taxes of Won 3,844 billion in 2008. We recorded consolidated income tax expenses of Won 370 billion in 2009 compared to consolidated income tax benefit of Won 930 billion in 2008, largely due to the reasons set forth below. Equity income from a subsidiary is eliminated as part of our intercompany elimination process. However, the related tax effect of equity income is not eliminated because under Korean tax laws, equity income or losses are taxable or deductible only upon the sale of the subsidiary. We recorded income tax benefit of Won 930 billion and loss before income tax benefit of Won 3,844 billion in 2008 and income tax expense of Won 370 billion and income before income tax expense of Won 322 billion in 2009, which resulted in a significant increase in our consolidated effective tax rate from 24.2% in 2008 to 114.8% in 2009. In addition, we recorded the tax effects of equity income of consolidated subsidiaries of Won (40) billion and Won 328 billion in 2008 and 2009, respectively. The increase in the effective tax rate was mainly due to the increase in tax effects of our subsidiaries’ equity income which were not eliminated. The increase of such tax effects was mainly due to an increase in our generation subsidiaries’ net income from 2008 to 2009. However, on a consolidated basis, we recognized an overall loss and significantly low income during 2008 and 2009, respectively, due to the loss of the parent company (KEPCO) during these periods. However, as discussed above, the related tax effects were not eliminated resulting in a significantly increased effective tax rate. Accordingly, we recorded significantly higher overall income tax expenses and therefore a higher effective tax rate on a consolidated basis than on a non-consolidated basis due to the tax effect of equity income during periods where our subsidiaries record net income on a non-consolidated basis. See Note 28 of the notes to our consolidated financial statements included in this report.

As a cumulative result of the above factors, we recorded consolidated net loss of Won 48 billion in 2009 compared to consolidated net loss of Won 2,914 billion in 2008, and we recorded consolidated net loss margin of 0.1% in 2009 compared to consolidated net loss margin of 9.2% in 2008.

Inflation

The effects of inflation in Korea on our financial condition and results of operations are reflected primarily in construction costs as well as in labor expenses. Inflation in Korea has not had a significant impact on our results of operations in recent years. It is possible that inflation in the future may have an adverse effect on our financial condition or results of operations.

Segment Results

We operate the following business segments: transmission and distribution, power generation and all other. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by KEPCO’s six generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all other.” The all other segment consists primarily of operations related to the engineering and maintenance of generation plants, information services, sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2009 and 2010, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.4% and 4.8% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations.

Item 5B. Liquidity and Capital Resources

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4B. “—Business Overview—Restructuring of the Electric Power Industry in Korea” and Item 3D. “Risk Factors—Risks Relating to KEPCO— The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

Capital Requirements

We anticipate that the following represent the major sources of our capital requirements in the short-term to intermediate future:

•	capital expenditures pursuant to our capital investment program;

•	working capital requirements, the largest component of which is fuel purchases;

•	payment of principal and interest on our existing debt;

•	relocation expenses related to Government policy in 2005; and

•	overseas investments.

In addition, if there were to occur unanticipated material changes to the Restructuring Plan, the Basic Plan or other major policy initiatives of the Government relating to the electric power industry, or natural disasters, such as the earthquake and tsunami that struck Japan and caused a meltdown in several nuclear reactors, such developments may require a significant amount of additional capital requirements.

Capital Expenditures

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our capital expenditures relate primarily to the construction of new generation units, maintenance of existing generation units and a significant expansion of our transmission and distribution systems. Our capital expenditures generally follow budgets established under the fifth Basic Plan, which contains projections relating to the supply and demand of electricity of Korea based on which we plan the construction of additional generation units and transmission systems. See Item 4B. “Business Overview—Capital Investment Program” for a further description of our capital investment program.

Our total capital expenditures were Won 8.9 trillion, Won 11.2 trillion and Won 10.8 trillion in 2008, 2009 and 2010, respectively, and, under our current budgets, are estimated to be approximately Won 12.8 trillion, Won 17.2 trillion and Won 17.9 trillion in 2011, 2012 and 2013, respectively. We plan to finance our capital expenditures primarily through borrowings from financial institutions, issuance of securities in the capital markets and construction grants.

In addition, in order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in April 2010 the Government announced a plan to adopt the Renewable Portfolio Standard (“RPS”) policy, under which each of our generation subsidiaries will be required to supply 2.0% and 10.0% of the total electricity generated from it in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the Renewable Portfolio Standard is implemented as currently planned, our generation subsidiaries will incur approximately Won 45 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff at a level sufficient to fully cover such additional capital expenditures or at all. See Item 4B. “Business Overview—Renewable Energy” for a further description of the Renewable Portfolio Standard and our related past capital expenditures.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2008, 2009 and 2010, fuel costs accounted for 49.8%, 45.2% and 47.2% of our operating revenues and 45.8%, 47.5% and 49.1% of our operating expenses, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as was the case in 2008, we may also rely on borrowings and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of our outstanding debt as of December 31, 2010 for each year from 2011 to 2015 and thereafter:

Year ended December 31(1)	Local currency borrowings	Foreign currency borrowings	Domestic Debentures	Foreign debentures	Exchangeable bonds	Total
	(in millions of Won)
2011	1,311,209	42,681	3,780,000	1,105,287	76,490	6,315,667
2012	686,285	89,148	4,180,000	710,172	—	5,665,605
2013	962,695	308,991	3,980,000	1,595,301	—	6,846,987
2014	42,500	234,864	3,890,000	1,879,814	—	6,047,178
2015	23,411	39,462	3,940,000	1,651,783	—	5,654,656
Thereafter	122,746	554,123	6,270,010	2,003,544	—	8,950,423

Total	3,148,846	1,269,269	26,040,010	8,945,901	76,490	39,480,516

Note:

(1)	As of December 31, 2010, we had borrowings under conditional agreements of Won 18 billion, of which Won 8 billion was denominated in Won and Won 10 billion in foreign currencies, with maturity dates between 2021 and 2026. Such loans are not included in the above table. Under the terms of the conditional loans, we are not obligated to repay the principal and interest on such loans if the underlying projects fail.

We have incurred interest charges (including capitalized interest) of Won 1,311 billion, Won 1,878 billion and Won 2,119 billion in 2008, 2009 and 2010, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 5.47%, 5.52% and 5.12% in 2008, 2009 and 2010, respectively.

We plan to repay the principal and interest on our existing debt primarily through borrowings from financial institutions, issuance of securities in the capital markets and net operating cash.

Relocation Expenses

In June 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea by the end of 2012. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul, by the end of 2012, subject to market conditions and other policy considerations. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. Under the current relocation plan as approved by the Government in 2007 and in accordance with the relevant statute and related guidelines, the total relocation cost for us and our generation subsidiaries is estimated to be Won 1,425 billion, which will be paid out over the construction period. Under a special act enacted for this purpose, we are required to sell the property in our current headquarters within one year after the relocation.

We plan to finance our relocation costs primarily through borrowings from financial institutions and issuance of securities in the capital markets, as well as net operating cash.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was Won 1,961 billion, Won 5,738 billion and Won 5,638 billion in 2008, 2009 and 2010, respectively. Total long-term debt as of December 31, 2010 (including the current portion and discounts on debentures and excluding premium on debentures) was Won 39,499 billion, of which Won 29,199 billion was denominated in Won and an equivalent of Won 10,300 billion was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were Won 1,142 billion, Won 1,197 billion and Won 1,293 billion in 2008, 2009 and 2010, respectively. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions amounting to Won 3,155 billion and US$130 million, the full amount of which was available as of December 31, 2010. In addition, we and KHNP also maintain Won-denominated and U.S. dollar-denominated global medium-term note programs in the aggregate amount of US$5 billion, of which approximately US$2 billion remains currently available for future drawdown.

As of December 31, 2009 and 2010, our long-term debt, excluding the current portion thereof, as a percentage of shareholders’ equity was 67.3% and 79.8%, respectively. As of December 31, 2009 and 2010, the current portion of our long-term debt was Won 5,779 billion and Won 6,312 billion, respectively. As of December 31, 2009 and 2010, our short-term borrowings amounted to Won 684 billion and Won 457 billion, respectively. See Note 17 of the notes to our consolidated financial statements.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency-denominated long-term debt increased from Won 8,532 billion as of December 31, 2009 to Won 10,300 billion as of December 31, 2010.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings.

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

Our total stockholders’ equity increased from Won 41,404 billion as of December 31, 2009 to Won 41,489 billion as of December 31, 2010.

Liquidity

Our liquidity is substantially affected by our construction expenditures and fuel purchases. Construction in progress increased from Won 14,909 billion as of December 31, 2009 to Won 19,744 billion as of December 31, 2010. Fuel costs represented 44.9% and 48.3% of revenues from sale of electric power in 2009 and 2010, respectively.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with a working capital deficit, and we may have substantial working capital deficit in the future. In order to meet capital requirements related to working capital deficit, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. See “—Capital Resources.” As of December 31, 2009 and 2010, we had a working capital surplus of Won 281 billion and Won 802 billion, respectively.

We may face liquidity concerns in the case of significant depreciation of Korean Won against major foreign currencies over a short period of time. While substantially all of our revenues are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments in foreign currencies. As of December 31, 2010, 26.1% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions (or 7.5% after accounting for swap transactions), was denominated in currencies other than Won.

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

We did not pay any dividends in 2009 and 2010, and we currently have no plans to pay dividends in 2011 as we recorded net losses in 2010.

Reconciliation to U.S. GAAP

The following table sets forth the effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied to our financial statements instead of Korean GAAP.

Adjustments to Net Income:

	2008		2009		2010		2010
	(In millions of Won and thousands of US$)
NET INCOME (LOSS) UNDER KOREAN GAAP	(Won)	(2,914,039)	(Won)	(47,732)	(Won)	(19,855)	$(17,561)
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation		341,605		286,749		324,781	287,264
Special depreciation		(2,776)		—		—	—
Regulated operation		157,423		167,557		(23,768)	(21,022)
Capitalized foreign currency translation		134,714		123,738		107,463	95,050
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(7,631)		(8,464)		14,130	12,498
Liabilities for decommissioning costs and capitalized asset retirement costs		(844,988)		54,192		51,598	45,638
Reserve for self-insurance		5,995		6,148		1,682	1,488
Revenue recognition		73,784		187,372		86,341	76,367
Intangible assets		(4,965)		15,135		(3,857)	(3,411)
Classification differences in the consolidated statements of income(1)		(25,807)		(3,113)		(8,963)	(7,928)
OTHER INCOME (EXPENSES)
Asset revaluation—equity investments		12,339		12,257		12,764	11,290
Capitalized foreign currency translation		(863)		(6,284)		12,860	11,375
Convertible bonds		(520,731)		659,405		25,973	22,973
Gain on disposal of subsidiaries		—		—		—	—
Equity income of affiliates(2)		(110,871)		(52,516)		(84,401)	(56,151)
Scope of equity method (Note 38(s))		—		17,788		(20,102)	(17,780)
Credit valuation adjustment		(15,698)		13,719		5,086	4,498
Classification differences in the consolidated statements of income(1)		25,807		3,113		8,963	7,928
INCOME TAX EXPENSES
Deferred income taxes		(198,222)		(336,739)		(134,255)	(118,747)
Change in enacted tax rates		6,366		—		—	—
FIN48 Liabilities		(178)		6,449		2,171	1,920
Tax effect of gain on disposal of subsidiaries		—		—		—	—
Tax effect of equity income of affiliates(2)		17,492		2,624		11,112	9,828
EQUITY INCOME OF AFFILIATES, NET OF TAX(2)		93,379		49,892		52,372	46,322

NET INCOME (LOSS) UNDER U.S. GAAP	(Won)	(3,777,865)	(Won)	1,151,290	(Won)	443,012	$391,839

CONTROLLING INTEREST UNDER U.S. GAAP	(Won)	(3,819,165)	(Won)	1,102,306	(Won)	390,711	$345,579
NONCONTROLLING INTEREST UNDER U.S. GAAP	(Won)	41,300	(Won)	48,984	(Won)	52,301	$46,260

Notes:

(1)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP since those are regarded as operating expenses. This reclassification does not affect the net income under U.S. GAAP.
(2)	Under Korea GAAP, equity income of affiliates is presented as other income, while it is shown after income tax expense under U.S. GAAP.

Adjustments to Stockholders’ Equity:

	Korean Won				Translation into U.S. Dollars
	2009		2010		2010
	(In millions of Won and thousands of US$)
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP	(Won)	41,403,807	(Won)	41,488,601	$36,696,091
ADJUSTMENTS:
Current Asset
Account Receivables Revenue recognition		1,256,543		1,342,884	1,187,762
UTILITY PLANT		—
Asset revaluation		(6,138,447)		(5,813,666)	(5,142,107)
Capitalized asset retirement costs		(825,000)		(783,342)	(692,855)
Construction in progress
Capitalized foreign currency translation		(929,493)		(809,170)	(715,700)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		99,454		113,584	100,463
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights		—		—	—
Research and development cost		(33,843)		(37,700)	(33,345)
Scope of consolidation		—		464,586	410,920
INVESTMENT SECURITIES
Asset revaluation		(24,189)		(11,425)	(10,105)
Available-for-sale securities		10,873		56,649	50,105
Scope of equity method		20,575		72,472	64,100
Scope of consolidation		—		(464,586)	(410,920)
FINANCIAL DERIVATIVES
Credit valuation adjustments		(20,387)		(14,475)	(12,803)
DEFERRED INCOME TAXES		1,007,101		842,018	744,753
LIABILITIES
Liabilities for decommissioning costs		1,410,014		1,419,954	1,255,929
Regulated operation		(406,360)		(430,128)	(380,442)
Reserve for self-insurance		121,416		123,098	108,878
Convertible bonds		(27,856)		(1,883)	(1,665)
FIN48 Liabilities		(8,200)		(2,013)	(1,780)
Credit valuation adjustments		588		5,299	4,687

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	36,916,566	(Won)	37,560,757	$33,221,966

CONTROLLING INTEREST UNDER U.S. GAAP	(Won)	36,539,993	(Won)	37,090,019	$32,805,605
NONCONTROLLING INTEREST UNDER U.S. GAAP	(Won)	376,573	(Won)	470,738	$416,361

Note 38 of the notes to our consolidated financial statements provides a description of the principal differences between Korean GAAP and U.S. GAAP as they relate to us.

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

Special Depreciation

Under Korean GAAP, a special depreciation has been allowed prior to 1994, which represents an accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes. However, such special depreciation is not in accordance with U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to our normal depreciation method, based on the economic useful life of the asset. In 2008, the related facilities and equipment became fully depreciated under U.S. GAAP and as such no reconcilable GAAP difference exists.

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

The following table shows the components of regulated assets and liabilities as of December 31, 2009 and 2010.

	2009		2010		2010
	(In millions of Won and thousands of US$)
Capitalized foreign currency translation	(Won)	559,357	(Won)	495,465	$438,232
Reserve for self-insurance		(121,416)		(123,098)	(108,878)
Deferred income taxes		(844,301)		(802,495)	(709,796)

Total	(Won)	(406,360)	(Won)	(430,128)	$(380,442)

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-average useful life of property, plant, and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, our share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. Under U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate-making process, future revenues approximately equal to the sales price will result from our use of the utility plant no elimination of profit is necessary for reporting under purposes.

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

Intangible Assets

Under Korean GAAP, all costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized as an asset only if all of the following criteria for recognition are satisfied: (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity, and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expense as incurred.

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred, except for internal and external costs incurred to develop internal-use computer software during the application development stage, which should be capitalized.

Until 2008, under Korean GAAP, we recognized our payment to the City of Gyeongju, in the amount of Won 300,000 million, which was used for negotiations (based on government regulation) to establish a radioactive waste facility in the City, as an intangible asset. However, under U.S. GAAP, we recognized such amount as construction-in-progress for utility plants.

In 2009, due to the transfer of roles related to the disposal of radioactive waste to KRMC, we transferred our intangibles asset under Korean GAAP and our construction-in-progress under U.S. GAAP to KRMC. We reclassified such amounts from respective accounts to other receivables, resulting in no GAAP difference.

Deferred Income Taxes

Under Korean GAAP, the effect of changes in tax law related to items recorded directly in shareholders’ equity is reflected directly in the shareholders’ equity, while under U.S. GAAP, the effect is reflected in continuing operations in the period of new tax law enactment.

Accounting for Uncertainty in Income Taxes

In July 2006, under U.S. GAAP new accounting guidance for uncertainty in income taxes, which sets out a consistent framework to be used to determine the appropriate level of tax reserve for uncertain tax positions was issued. This guidance uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which has greater than 50.0% likelihood of being realized. The difference between the benefit recognized for a position in accordance with this guidance and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit, while under Korean GAAP no such guidance exists.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2009 and 2010 as follows:

	Korean Won				Translation into U.S. Dollars
	2009		2010		2010
	(In millions of Won and thousands of US$)
Total unrecognized tax benefits at January 1	(Won)	12,695	(Won)	5,987	$5,295
Amount of increase for current year’s tax position		71		—	—
Gross amount of increases for prior years’ tax position		53		35	31
Gross amount of decreases for prior years’ tax position		(6,832)		(4,609)	(4,077)

Total unrecognized tax benefits at December 31	(Won)	5,987	(Won)	1,413	$1,249

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, our effective tax rate. As of December 31, 2009 and 2010, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate were Won 1,312 million and Won 755 million, respectively.

Our continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of the accounting guidance for uncertainty in income taxes, we have total gross accrual for interest expense and penalties of Won 2,213 million and Won 600 million as of December 31, 2009 and 2010, respectively.

Our major tax jurisdiction is the Republic of Korea, and during the years ended December 31, 2007 and 2008, tax audits by National Tax Service for six entities, including our corporate entity, were carried out. The unrecognized tax benefits of the entities as of December 31, 2009 and 2010 reflect the results of tax audits.

Liabilities for Decommissioning Costs

Under Korean GAAP, since 2004, we have adopted SKAS No. 17 which requires us to recognize our liability for decommissioning costs at estimated fair value. We should estimate the fair value using a discounted cash flow, for our asset retirement obligations for dismantling and disposal of the nuclear power plants, spent fuel and low & intermediate radioactive waste, along with recording a corresponding utility asset in the same amount. Expense is recorded for the period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows, as the balance is accreted to the ultimate amount payable.

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

As a result, substantially all of the difference between the Korean GAAP liability and the U.S. GAAP liability is due to the different guidance adoption dates and the resulting different discount rates which impact the liabilities assessed prior to the respective adoption dates, as discussed above. Also, subsequent to 2004, we use the same discount rates under both GAAPs for liabilities related to new facilities, so no further GAAP differences will be created unless there are upward revisions in the amount payable.

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

As a result of the RWMA, the GAAP differences related to the asset retirement obligation liabilities for disposal of spent fuel and low and intermediate radioactive waste (for such liabilities related to periods prior to respective guidances’ adoptions) were eliminated, as we no longer need to discount such liabilities at a different discount rate.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs, are as follows:

	Korean Won				Translation into U.S. Dollars
	2009		2010		2010
	(In millions of Won and thousands of US$)
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(825,000)	(Won)	(783,342)	$(692,855)
Decrease in liabilities for decommissioning costs		1,410,014		1,419,954	1,255,929

Increase in shareholders’ equity	(Won)	585,014	(Won)	636,612	$563,074

Details of our asset retirement costs as of December 31, 2009 and 2010 under U.S. GAAP are as follows:

	Korean Won				Translation into U.S. Dollars
	2009		2010		2010
	(In millions of Won and thousands of US$)
Capitalized asset retirement costs	(Won)	1,198,381	(Won)	1,239,066	$1,095,937
Less accumulated depreciation		(493,862)		(498,419)	(440,845)

	(Won)	704,519	(Won)	740,647	$655,092

Changes in liabilities for decommissioning costs for the years ended December 31, 2009 and 2010 under U.S. GAAP are as follows:

	Korean Won				Translation into U.S. Dollars
	2009		2010		2010
	(In millions of Won and thousands of US$)
Balance at beginning of year	(Won)	4,073,284	(Won)	4,285,210	$3,790,209
Liabilities incurred		255,360		321,812	284,638
Accretion expense for the year		210,853		224,586	198,643
Payments		(254,287)		(275,236)	(243,442)

Balance at end of year	(Won)	4,285,210	(Won)	4,556,372	$4,030,048

Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. In addition, convertible bonds are subject to foreign currency translation only when it is almost certain that a conversion right will not be exercised, as convertible bonds are generally regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, unless a conversion right is considered an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities should be attributed to the conversion feature. We have determined that the conversion feature embedded in our convertible debt should not be bifurcated. In addition, the convertible bonds are subject to foreign currency translation as these convertible bonds are regarded as monetary foreign currency liabilities under U.S GAAP.

Principles of Consolidation

Under Korean GAAP, an entity is consolidated if we or our controlled subsidiaries own more than 30% of the total outstanding voting stock and are the largest stockholder of such entity. Generally under U.S. GAAP, an entity in which we own 20% to 50% percent of the total outstanding voting stock still may not be consolidated if we do not have control over such entity, and such entity should be accounted for under the equity method of accounting. For investments in entities in which we own 30% to 50%, the consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation as the impact is considered immaterial.

Under Korean GAAP, majority-owned subsidiaries with total assets below Won 10 billion at prior year end are not consolidated. Under U.S. GAAP, we are required to consolidate all majority-owned subsidiaries regardless of total asset size if we have control over such subsidiaries. Due to such differences, for U.S. GAAP purposes, KEPCO Bylong Australia Pty., Ltd., is consolidated for the year ended December 31, 2010, while under Korean GAAP the entity is considered as investment security. Except for KEPCO Bylong Australia Pty., Ltd., we did not consolidate majority-owned subsidiaries with total assets below Won 10 billion at prior year end as we believe the impact of such difference to be immaterial.

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

Fair Value Hierarchy

We measure our investments in accordance with the following accounting guidance on fair value measurements:

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

Effective January 1, 2010, we adopted the new fair value disclosure accounting guidance which requires a number of additional disclosures, including amounts and reasons for significant transfers between the three levels of the fair value hierarchy as well as the presentation of certain information in the reconciliation of recurring Level 3 measurements on a gross basis. As we do not have any instruments classified as a Level 3 instrument, the initial adoption of this accounting guidance resulted in additional disclosure in the notes to the consolidated financial statements but does not have an impact on our consolidated results of operations, cash flows or financial position. The adoption of the remaining portions of this accounting guidance will result in additional disclosure in the notes to the consolidated financial statements but is not expected to have an impact on our consolidated results of operations, cash flows or financial position. However, as discussed below in “—Transition to IFRS in 2011,” we began financial reporting in accordance with IFRS as issued by the IASB in 2011.

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

Under Korean GAAP, fair value of derivatives is determined assuming the same nonperformance risk for the entity and the counterparty. However, U.S. GAAP requires consideration of both the entity’s nonperformance risk and counterparty nonperformance risk in determining the fair value of a derivative instrument. Due to such differences, for U.S. GAAP purpose, net loss decreased by Won 13,719 million and Won 5,086 million, and other comprehensive income increased by Won 50,856 million and Won 5,567 million, compared to those under Korean GAAP for year ended December 31, 2009 and 2010, respectively.

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2010:

	Korean Won (in millions)
	2009						2010
	Level 1		Level 2		Total		Level 1		Level 2		Total
Assets:
Investment securities	(Won)	123,123	(Won)	9,980	(Won)	133,103	(Won)	864,051	(Won)	—	(Won)	864,051
Financial derivatives		—		880,096		890,076		—		461,429		461,429

Total Assets	(Won)	123,123	(Won)	880,096	(Won)	1,013,199	(Won)	864,051	(Won)	461,429	(Won)	1,325,480

Liabilities:
Financial derivatives	(Won)	—	(Won)	36,996	(Won)	36,996	(Won)	—	(Won)	214,913	(Won)	214,913

Total Liabilities	(Won)	—	(Won)	36,996	(Won)	36,996	(Won)	—	(Won)	214,913	(Won)	214,913

Fair Value of Financial Instruments

The following methods and assumptions have been used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

•

Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

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

The carrying amounts and estimated fair values of our consolidated financial instruments as of December 31, 2009 and 2010 are summarized as follows:

	2009				2010
	Carrying Amount		Fair value		Carrying Amount		Fair value
	(In millions of Won and thousands of US$)
Cash and cash equivalents	(Won)	1,489,390	(Won)	1,489,390	(Won)	2,097,285	(Won)	2,097,285
Short-term financial instruments		356,115		356,115		571,310		571,310
Trade receivables and account receivables-other		4,531,443		4,531,443		5,026,846		5,026,846
Investments:
Practicable to estimate fair value		133,103		133,103		864,051		864,051
Not practicable		155,734		N/A		767,439		N/A
Short-term borrowings		(684,480)		(684,480)		(457,426)		(457,296)
Trade payables and accounts payable-other		(2,763,509)		(2,763,509)		(3,047,273)		(3,047,273)
Long-term other account payable		(3,576,369)		(3,576,369)		(3,894,914)		(3,894,914)
Long-term debt, including current portion		(33,634,756)		(33,221,281)		(39,419,407)		(40,155,473)

Supplementary U.S. GAAP Disclosures

Our supplementary information for the statement of cash flows is as follows:

	2008		2009		2010
	(In millions of Won and thousands of US$)
Interest paid, net of capitalized portion	(Won)	928,119	(Won)	1,378,799	(Won)	1,410,966	$1,247,980
Income taxes paid		699,070		428,371		174,939	154,731

Scope of Equity Method

Under Korean GAAP, a company should account for its investment under the equity method of accounting, if it has significant influence. A company is presumed to have significant influence if it has the ability to nominate a board member, regardless of overall ownership percentage or other conditions that would be considered under U.S. GAAP.

Under U.S GAAP, to presume that a company has significant influence, the following are some of the conditions it would consider: ability to nominate a board member, such board member’s voting power and limitation (if any), overall ownership percentage, influence compared to other investors, relationship between the investor and investee, etc. Due to such difference in guidance and practice, certain investments which are accounted for under the equity method under Korean GAAP are accounted for as an available-for-sale investment under the cost basis with unrealized gains and losses reported as other comprehensive income until realized at each reporting date under U.S. GAAP. Under U.S. GAAP, net income decreased by Won 20,102 million and accumulated other comprehensive income increased by Won 74,786, compared to that under Korean GAAP for year ended December 31, 2010.

Transition to IFRS in 2011

As of January 1, 2011, we began preparing our financial statements in accordance with IFRS as adopted for use in the Republic of Korea and IFRS as issued by the IASB. Our transition date to IFRS is January 1, 2010.

Going forward, we will discontinue to report under Korean GAAP and will report under IFRS as issued by the IASB. As such, our 2010 consolidated financial statements under IFRS may be materially different than the accompanying 2010 consolidated financial statements under Korean GAAP.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4B. “Business Overview—Regulation.”

Item 5C. Research and Development, Patents and Licenses, etc.

Research and Development

We maintain a research and development program focused on developing highly advanced electric power technology necessary to become a global leader in the electric power industry. In order to achieve this goal, we have adopted the “Electric Technology Development Plan toward 2010” which is expected to be modified in the near future to reflect the “2020 Mid- and Long-Term Strategic Management Plan” that we announced in 2009. This strategic plan is being implemented across all areas of our in-house research and development programs. In addition, we and our six generation subsidiaries have created a “Technology Roadmap” to develop technologies in the area of thermal and nuclear generation. In addition, consistent with our goal of becoming a leading global utilities company, we have developed and adopted the “Green Technology Development Strategy and Roadmap.” This strategic roadmap consists of low carbon power generating technology, high efficiency power transmission and distribution technology and the demand-creating green technology.

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

In the field of nuclear power, our research and development efforts are primarily focused on developing technology for enhancing the safety and economy of nuclear plants, such as our “Basic Design for Advanced Power Reactor” project. Our research and development objective for this field is to obtain technologies necessary to perform reactor/plant safety analysis, radiation control and radioactive waste reduction, and seismic monitoring and analysis.

In the field of electric power systems, we have focused our research and development efforts on developing required technology and providing technical support for the stable and reliable operation of electrical power systems, such as the “Development of Intelligent Robot System for the check-up of transmission line insulator.” We have developed the technology for an efficient distribution system, preventive maintenance for substations, system automation, power utilization and power line communication.

As part of our strategy for future growth, we have placed a high priority in the development of the following “green energy” projects:

•	a dynamic simulator to test a 300 megawatt integrated gasification combined-cycle plant in Korea;

•	a high-efficiency solid solvent for carbon capture;

•	an infrastructure for electricity-powered vehicles;

•	a high-tech smart grid test bed in Jeju Island;

•	a conversion system for a 80kV high voltage direct current;

•	export-level nuclear reactors; and

•	an all-electrified house.

In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

We invested approximately Won 321 billion in 2010 and currently plan to invest Won 411 billion in 2011 on research and development. We had approximately 588 employees engaged in research and development activities as of December 31, 2010. As a result of our research, 4,200 applications were submitted in Korea and abroad, out of which 2,146 applications have been registered to date. In addition, we are currently constructing management infrastructure to facilitate development of high value-added intellectual properties. We also seek to market the technologies we have developed by identifying key items that have market potential in light of intellectual property, overseas market conditions and cost-efficiency issues. We are continuously upgrading our research and development programs, restructuring our research and development organization and reallocating and reassigning research personnel.

Item 5D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5A. “Operating Results” and Item  5B. “Liquidity and Capital Resources.”

Item 5E. Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2010.

Item 5F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of our contractual obligations as of December 31, 2010 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	(Won)	39,481	(Won)	6,316	(Won)	12,513	(Won)	11,702	(Won)	8,950
Interest payments on long-term debt(3)		10,552		1,914		3,123		1,758		3,757
Short-term borrowings		457		457		—		—		—
Plant construction(4)		55,875		7,027		22,766		26,082		—
Accrual for retirement and severance benefits(5)		1,320		26		121		299		874

Total	(Won)	107,436	(Won)	15,760	(Won)	38,504	(Won)	39,685	(Won)	13,487

Notes:

(1)	We entered into capital lease agreements with Korea Development Leasing Corporation and others for certain computer systems. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2010 were immaterial.
(2)	Includes the current portion and excludes amortization of note discount and issue costs.
(3)	A portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2010 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.
(4)	Based on budgeted amounts, as of December 31, 2010, of capital expenditure for the construction of generation facilities through 2015. The budgeted amounts may differ from the actual amounts of expenditure.
(5)	Represents, as of December 31, 2010, the amount of the severance and retirement benefits which we will be required under applicable Korean laws to pay to all of our employees when they reach their normal retirement age.

For a description of our commercial commitments and contingent liabilities, see Note 33 of the notes to our consolidated financial statements.

We entered into a power purchasing agreement with GS EPS Co., Ltd. and other independent power producers, under which we are required to annually purchase a minimum amount of power from these companies. Power we purchased from these companies amounted to Won 2,228 billion, Won 1,508 billion and Won 2,195 billion for the years ended December 31, 2008, 2009 and 2010, respectively.

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

In July 2005, nine government-invested utilities companies, including us, entered into a Renewable Portfolio Agreement with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. Under the current phase, which is Phase II and lasts from 2009 to 2011, we and our generation subsidiaries are scheduled to make capital expenditures of Won 1,226.9 billion in the aggregate to construct renewable energy generation capacity of 534 megawatts.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2010 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, JPY,INP,OMR,SAR, CHF, and EUR)
Payment of import letter of credits	Korea Exchange Bank and others	(Won)	160,613
		USD	1,365,773
		THB	12,829
		GBP	61,169
Inclusive credits	Kookmin Bank and others	(Won)	215,100
	Hana Bank and others	US$	1,473
Borrowings	Korea Exchange Bank and others	(Won)	859,282
		US$	319,527
Guarantees for bid	Korea Exchange Bank	US$	118,816
		INR	30,000
Performance guarantees	Export-Import Bank of Korea and others	US$	440,880
		SAR	100,000
		AED	54,880
Payment of foreign currency	Shinhan Bank and others	(Won)	13,655
	Shinhan Bank and others	US$	244,537
	Bank of Kathmandu	NPR	228,429
Other guarantees	Seoul Guarantee Insurance Co., Ltd.	(Won)	1,650

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, JPY)
Overdraft	Korea Exchange Bank and others	(Won)	870,000
Commercial paper	Korea Exchange Bank and others	(Won)	2,215,000
		US$	130,000
Trade financing	Industrial Bank of Korea and others	(Won)	70,000
Repayment guarantees for foreign currency debentures	Korea Develop Bank	US$	617,385

(1)	Surviving entity of the former Korea Development Bank.

We are provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

We provided a promissory note of Won 1.8 billion to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract. We also provided six promissory notes and two blank checks to Korea Resource Corporation. In the event we fail to perform, we may be required to fund the promissory note which will be repayable.

We have entered into contracts with Doosan Industrial Co., Ltd. and others in the aggregate amount of Won 13,469 billion as of December 31, 2010 for construction of power plant facilities and facility maintenance.

We have provided the following guarantees for our subsidiaries as of December 31, 2010:

Type	Guaranteed company	Amounts (thousands)
Subsidiary	KEPCO Ilijan Co.(1)	US$ 72,000
Subsidiary	KEPCO Shanxi International Ltd.(2)	US$ 180,000
RMB800,000
Subsidiary	KEPCO Lebanon SARL.(3)	US$ 17,113
Subsidiary	KEPCO Netherlands B.V.(4)	SAR100,000
Subsidiary	Qatrana Electric Power Company(5)	US$ 17,600
Subsidiary	KOMIPO Global Pte Ltd.(6)	US$ 54,000
KNOC Nigerian East Oil Co., Ltd.(7)
Affiliate	KNOC Nigerian West Oil Co., Ltd.(7)	US$ 59,468

Notes:

(1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$242 million in 2000 as project financing from Japan Bank of International Cooperation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities held by KEPCO International Philippines Inc. were pledged as collateral. We have provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation.
(2)	KEPCO Shanxi International Ltd. (the wholly-owned subsidiary) formed the consortium with Deutsche Bank and Shanxi International Electric Power Ltd. to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (34.0% of ownership) to support this business. We have provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for KEPCO Shanxi International Ltd.’s loan of US$180 million. We agreed with Deutsche Bank to refund the investment of RMB800 million and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, if Gemeng International Energy Group Co., Ltd. fails to be listed on the Hong Kong stock exchange within six years from the establishment date.
(3)	We have provided performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17.2 million to the Lebanon Electricity Agency.
(4)	We invested in power plant construction business in Rabigh, Saudi Arabia through KEPCO Netherlands B.V. (the wholly-owned subsidiary), and established Rabigh Electricity Company (having a 40% ownership) to operate this business. Rabigh Electricity Company has provided the Saudi Electricity Company with the performance guarantee for PPA contract through Saudi British Bank and counter guarantees through EXIM Bank. In relation to the guarantee, we have provided the payment guarantee amounting SAR 100 million to EXIM Bank for the above counter guarantees.
(5)	We invested in a power plant construction project in Al Qatrana, Jordan through KEPCO Middle East Holding Company SPC (our wholly-owned subsidiary), and established the Qatrana Electric Power Company (80% of ownership) to operate this project. Qatrana Electric Power Company provided the Jordanian Electric Power Company with a performance guarantee for this project. We provided a payment guarantee of US$17.6 million to Qatrana Electric Power Company.
(6)	We established PT Cirebon Electric Power (27.5% ownership) and its operating company, PT Cirebon Power Services (27.5% ownership) through KOMIPO Global Pte Ltd. with Marubeni Corporation, Samtan Co., Ltd. and PT Indika Energy Tbk for the construction and operation of a coal-fired power plant in Cirebon, Indonesia. In addition, our subsidiary, KOMIPO, provided a payment guarantee in relation to the payment obligation of KOMIPO Global Pte Ltd. to PT Cirebon Power Services (which includes obligations to pay for capital for establishment and additional capital, among others).
(7)

In August 2005, a consortium consisting of us, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for the exploration and production of oil in two off-shore blocks. This consortium holds a 60% equity interest in the special purpose vehicle established to carry out the project regarding these two blocks.

We hold a 15% equity interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. Regarding the exploration and development project, we provided the Nigeria government with a performance guarantee of US$59.5 million. However, on January 9, 2009, the consortium was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium and refund the prepaid signature bonus. The leader of the consortium, Korea National Oil Corporation has filed a suit in the Nigerian court and won the case on August 21, 2009. As of December 31, 2010, Nigeria’s government has appealed a federal court’s decision and the case is currently pending.

Other than as described in this report and also in Notes 32 and 33 of the notes to our consolidated financial statements, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2010.

We are subject to a number of legal proceedings. For a description of our legal proceedings, see Item 8A. “Consolidated Statements and Other Financial Information—Legal Proceedings.”

We also have contingent liabilities under the termination agreement with the Korean Peninsula Energy Development Organization. See Note 33(d) of the notes to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The non-standing directors must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors. Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management’s performance. The term of our president is three years, while that of our directors is two years. According to the Public Agencies Management Act, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Public Agencies Management Act or upon an event as specified in our Articles of Incorporation.

Attendance by a majority of the board members constitutes a voting quorum for our board meetings, and resolutions can be passed by a majority of the board members. In the event the president acts in violation of law or the Articles of Incorporation, is negligent in his duties, or otherwise is deemed to be significantly impeded in performing his official duties as chief executive officer, the board of directors may by resolution request the Minister of the Ministry of Knowledge Economy to dismiss or recommend the dismissal of the president.

Non-standing directors may request any information necessary to fulfill their duties from the chief executive officer, and except in special circumstances, the chief executive officer must comply with such request.

The names, titles and outside occupations, if any, of the directors as of June 30, 2011 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Kim, Ssang-Su	(66)	President and Chief Executive Officer and Standing Director	None	August 27, 2008

Han, Dae-Soo	(66)	Standing Director and Controller & Auditor General	None	January 24, 2011

Kim, Woo-Kyum	(57)	Standing Director and Executive Vice President & Chief Operating Officer	None	May 17, 2010

Byun, Jun-Yeon	(56)	Standing Director and Executive Vice President & Chief Nuclear Project Officer	None	April 22, 2011

Cho, In-Kook	(56)	Standing Director and Executive Vice President & Chief Financial Officer	None	March 11, 2011

Kim, Jong-Ho	(56)	Standing Director and Executive Vice President & Chief Human Resources Officer	None	March 11, 2011

Kim, Chong-Young	(56)	Standing Director and Executive Vice President & Chief Technology Officer	None	March 11, 2011

Kim, Jung-Gook	(64)	Non-Standing Director and Member of the Audit Committee	Chief Executive Officer, Bogo Economic Research Institute	October 31, 2008

Chung, Dong-Rack	(65)	Non-Standing Director	Advisor, The National Unification Advisory Council.	October 19, 2009

Lee, Gi-Pyo	(53)	Non-Standing Director	Chief, Boyun Social Welfare Center of Busan	October 19, 2009

Kang, Seog-Hoon	(46)	Non-Standing Director	Professor, Department of Economics, Sungshin Women’s University	July 5, 2010
Shin, Il-Soon	(63)	Non-Standing Director	Policy advisor of Grand National Party	April 11, 2011

Lee, Tae-Sik	(65)	Non-Standing Director	Advisor, SK Energy Co., Ltd.	June 8, 2011

Kim, Kyung-Min	(63)	Non-Standing Director	Professor, Department of Political Science and Diplomacy, Hanyang University	June 8, 2011

Chung, Hae-Joo	(68)	Non-Standing Director	Chairman of the Board, Korea Testing & Research Institute	June 30, 2011

Kim, Ssang-Su has been our President, Chief Executive Officer and Standing Director since August 27, 2008. Prior to his current position, he served as Vice Chairman of, and subsequently as Senior Adviser to, LG Electronics, a leading electronics manufacturer based in Korea. Mr. Kim received a B.S. in mechanical engineering from Hanyang University.

Han, Dae-Soo has been our Standing Director and Controller & Auditor General since January 24, 2011. Prior to his current position, he served as Second Deputy Secretary-General of the Grand National Party, the current ruling political party in Korea. Mr. Han received an M.A. in public administration from Yonsei University.

Kim, Woo-Kyum has been our Standing Director since May 17, 2010. Mr. Kim also currently serves as our Executive Vice President and Chief Operating Officer and previously served as our Executive Vice President and Chief Construction Officer. Mr. Kim received an M.S. in electrical engineering from Hanyang University.

Byun, Jun-Yeon has been our Standing Director since April 22, 2011. Mr. Byun also currently serves as our Executive Vice President and Chief Nuclear Project Officer and previously served as our Executive Vice President and Chief Global Business Officer. Mr. Byun received a B.S. in electrical engineering from Korea University.

Cho, In-Kook has been our Standing Director since March 11, 2011. Mr. Cho also currently serves as our Executive Vice President and Chief Financial Officer and previously served as our Vice President of the KEPCO Academy. Mr. Cho received a B.A. in economics from Hanyang University.

Kim, Jong-Ho has been our Standing Director since March 11, 2011. Mr. Kim also currently serves as our Executive Vice President and Chief Human Resources Officer and previously served as our Vice President of the Labor Management Department. Mr. Kim received a B.A. in economics from Chung-Ang University.

Kim, Chong-Young has been our Standing Director since March 11, 2011. Mr. Kim also currently serves as our Executive Vice President and Chief Technology Officer and previously served as our Vice President of the KEPCO Research Institute. Mr. Kim received a D.S. in metallurgical engineering from Seoul National University.

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

Lee, Gi-Pyo has been our Non-Standing Director since October 19, 2009. Mr. Lee is currently a chief of Bohyun Social Welfare Center of Busan.

Kang, Seog-Hoon has been our Non-Standing Director since July 5, 2010. Mr. Kang is currently a professor of economics at Sungshin Women’s University. Mr. Kang received a B.A. in economics from Seoul National University and a Ph.D in economics from University of Wisconsin-Madison.

Shin, Il-Soon has been our Non-Standing Director since April 11, 2011. Mr. Shin is currently a policy advisor to the Grand National Party. Mr. Shin received a B.S. in electrical engineering from U.S. Military Academy (West Point), an M.A. in military art and science from the United States Army Command and General Staff College and a M.A. in business administration from Kyungnam University.

Lee, Tae-Sik has been our Non-Standing Director since June 8, 2011. Mr. Lee is currently an advisor of SK Energy Co., Ltd. Mr. Lee received a B.A. in political science from Seoul National University and an M.A. in international public policy from Johns Hopkins University.

Kim, Kyung-Min has been our Non-Standing Director since June 8, 2011. Mr. Kim is currently a professor of political science and diplomacy in Hanyang University. Mr. Kim received a B.A. in politics from Hanyang University and a Ph.D in political science from the University of Missouri.

Chung, Hae-Joo has been our Non-Standing Director since June 30, 2011. Mr. Chung is currently the chairman of the board of the Korea Testing & Research Institute. Mr. Jung received a B.A. in law from Seoul National University and completed a public policy course at Seoul National University Graduate School of Public Administration.

The business address of our directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

Audit Committee

Under the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the preexisting board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Public Agencies Management Act, the Enforcement Decree of the Korean Commercial Code and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be the non-standing directors. The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

At an extraordinary general meeting of our shareholders held on December 8, 2008, we appointed three members of our board of directors, namely Kang, Seong-Chul, a standing director, Kim, Seon-Jin and Kim, Jung-Gook, each a non-standing director, to our audit committee. On May 17, 2010, at an extraordinary general meeting of the shareholders, Kim, Seon-Jin was reappointed as a non-standing director and a member of the audit committee for an additional term of one year. Following the expiry of Mr. Kang’s term on December 7, 2010, Han, Dae Soo was appointed as a new standing director and as a standing member of the audit committee at an extraordinary general meeting of the shareholders held on January 17, 2011. At such meeting, Kim, Jung-Gook was reappointed as a non-standing member of the audit committee for an additional term of one year. Following the expiry of Kim, Seon-Jin’s term on June 29, 2011, the board of directors resolved on June 16, 2011 to nominate Kim, Kyung-Min to succeed Kim, Seon-Jin as a non-standing director and member of the audit committee of the Company. Kim, Kyung-Min’s appointment is subject to the shareholders’ approval at the extraordinary general meeting of shareholders to be held on July 5, 2011, and upon such approval, Kim, Kyung-Min will succeed Kim, Seon-Jin as a non-standing director and member of the audit committee of the Company.

All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Financial Investment Services and Capital Markets Act and the New York Stock Exchange listing standards.

Item 6B. Compensation of Directors and Supervisors

In 2010, the aggregate amount of remuneration paid and accrued to our directors and executive officers in the aggregate was Won 1,393 million. The aggregate amount we paid or accrued in 2010 to provide retirement and severance benefits for our directors and executive officers was Won 20 million.

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

Our board currently does not maintain a compensation committee. See Item 16G. “Corporate Governance.” However, we currently maintain an audit committee meeting the requirements of the Sarbanes-Oxley Act to perform the roles and responsibilities of the compensation committee. Prior to the establishment of the audit committee on December 8, 2008 pursuant to the Public Agencies Management Act, we maintained a board of auditors, which performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the financial and accounting audit by the independent registered public accountants.

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

Item 6D. Employees

As of December 31, 2010, we and our generation subsidiaries had a total of 37,332 regular employees, almost all of whom are employed within Korea. Approximately 8.8% of our regular employees (including employees of our generation subsidiaries) are located at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2010.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,429	675	224	214	210	225	212	6,189
Engineers	9,243	6,126	1,512	1,715	1,423	1,471	1,667	23,157
Others	6,031	1,046	231	217	174	176	111	7,986

Total	19,703	7,847	1,967	2,146	1,807	1,872	1,990	37,332

Head Office Employees	1,243	840	268	228	236	225	260	3,300
% of total	6.3	10.7	13.6	10.6	13.1	12.0	13.1	8.8
Members of Labor Union	14,892	4,924	1,334	1,463	1,145	1,230	1,377	26,365
% of total	75.6	62.8	67.8	68.2	63.4	65.7	69.2	70.6

We and each of our generation subsidiaries have separate labor unions. Approximately 70.6% of our employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at KEPCO and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

Since our formation in 1981, our businesses had not been interrupted by any work stoppages or strikes except in early 2002, when employees belonging to our five non-nuclear generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such non-nuclear generation subsidiaries according to the Restructuring Plan, which privatization plan has since been suspended indefinitely. See Item 3D. “Risk Factors—Risks Relating to KEPCO—The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

We believe our relations with our employees are generally good.

Item 6E. Share Ownership

None of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of June 7, 2011, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)(%)
Common stock	Government	135,917,118	21.17
	Korea Finance Corporation(2)	192,159,940	29.94
	Sub Total	328,077,058	51.11
	Korea Resolution & Collection Corporation(3)	32,210,933	5.02
	National Pension Corporation	18,959,398	2.95
	KEPCO (held in the form of treasury stock)	18,929,995	2.95
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	163,767,966	25.51
	Common shares	99,804,011	15.55
	American depositary shares	63,963,955	9.96

	Sub Total	561,945,350	87.54

	Public (Koreans)	80,018,727	12.46

	Total	641,964,077	100.00

Notes:

(1)	Percentages are based on issued shares of common stock (including treasury stock).
(2)	Following the split of Korea Development Bank into Korea Finance Corporation and KDB Financial Group pursuant to government policy as of October 28, 2009, the entire 192,159,940 common shares, or 29.95% of our common stock, held by Korea Development Bank as of such date, were transferred to Korea Finance Corporation, a Government-controlled entity. The total number of common shares held directly or indirectly by the Government, which amounted to 327,680,693 shares, or 51.07% of our outstanding common shares as of October 28, 2009, did not change as a result of the split of Korea Development Bank.
(3)	Korea Resolution & Collection Corporation is a wholly owned subsidiary of the Korea Deposit Insurance Corporation that specializes in engaging in resolution, management and collection of debts and assets originated from troubled financial institutions.

All of our shareholders have equal voting rights. See Item 10B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Voting Rights.”

Item 7B. Related Party Transactions

We are engaged in a variety of transactions with our affiliates. Our affiliates with whom we have related party transactions primarily consist of Korea Finance Corporation, one of our major shareholders, other Government-controlled entities such as Korea Gas Corporation, our consolidated subsidiaries and our equity investees. See Note 31 of the Notes to our consolidated financial statements included in this report for a description of transaction and balances with our related parties.

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd., and long-term borrowings from Korea Development Bank. In 2008, 2009 and 2010, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 7,882 billion, Won 6,023 billion and Won 6,930 billion, respectively. In 2008, 2009 and 2010, we sold electricity to Korea District Heating in the aggregate amount of Won 270 billion, Won 212 billion and Won 28 billion, respectively. As of December 31, 2010, we had long-term borrowings from Korea Finance Corporation in the aggregate amount of Won 1,029 billion.

We also engage in extensive transactions with our consolidated generation subsidiaries, including the purchase of electricity from them through Korea Power Exchange, sales of electricity to them, payment and receipt of commissions for services and receivables and payables transactions. These are eliminated in the consolidation process. We also provide guarantees for certain of our affiliates. See Item 5F. “Tabular Disclosure of Contractual Obligations—Overdraft and Others.” We also have certain relationships with the Korea Power Exchange. See Item 4B. “Business Overview—Purchase of Electricity—Cost-based Pool System.”

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

Legal Proceedings

As of December 31, 2010, we, including our generation subsidiaries, were engaged in 442 lawsuits as the defendant and 112 lawsuits as the plaintiff. As of the same date, the total amount of damages claimed against us was Won 127 billion, for which we have made a reserve of Won 2.4 billion as of December 31, 2010, and the total amount claimed by us was Won 145 billion as of December 31, 2010. While the outcome of these lawsuits cannot presently be determined, our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation.

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

Item 8B. Significant Changes

Not Applicable

ITEM 9. THE OFFER AND LISTING

Item 9A. Offer and Listing Details

Notes

We have issued the following registered notes and debentures, which are traded principally in the over-the counter market:

•	7-3/4% Debentures due April 1, 2013 (the “7-3/4% Debentures”);

•	7.40% Amortizing Debentures, due April 1, 2016 (the “7.40% Debentures”);

•	7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”);

•	6% Debentures due December 1, 2026, (the “6% Debentures”);

•	7% Debentures due February 1, 2027 (the “7% Debentures”); and

•

6-3/4% Debentures due August 1, 2027 (the “6-3/4% Debentures,” and together with the 7-3/4% Debentures, the 7.40% Debentures, the 7.95% Debentures, the 6% Debentures and the 7% Debentures, the “Registered Debt Securities”).

Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service.

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of June 7, 2011, the date we last closed our shareholders’ registry, 127,927,910 ADSs representing 9.96% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since January 1, 2006.

	Price
Period	High	Low
	(In Won)
2006
First Quarter	42,800	37,200
Second Quarter	45,600	35,150
Third Quarter	37,850	34,000
Fourth Quarter	42,400	35,600
2007
First Quarter	44,800	37,500
Second Quarter	42,300	37,500
Third Quarter	47,700	40,150
Fourth Quarter	43,300	37,250
2008
First Quarter	39,500	28,200
Second Quarter	34,150	30,200
Third Quarter	42,300	37,500
Fourth Quarter	32,950	21,000

	Price
Period	High	Low
	(In Won)
2009
First Quarter	32,500	23,000
Second Quarter	30,600	25,700
Third Quarter	35,800	28,000
Fourth Quarter	35,700	31,550
2010
First Quarter	41,600	33,800
Second Quarter	36,600	30,700
Third Quarter	33,600	28,800
Fourth Quarter	32,700	27,700
2011
First Quarter:
January	30,050	28,000
February	29,350	27,600
March	27,600	25,800
Second Quarter (through June 8):
April	27,550	25,600
May	30,000	26,100
June (through June 8)	28,950	28,000

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2006. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2006
First Quarter	22.90	19.76
Second Quarter	24.81	17.95
Third Quarter	20.19	17.81
Fourth Quarter	22.95	19.40
2007
First Quarter	23.64	19.82
Second Quarter	22.77	20.38
Third Quarter	25.71	20.75
Fourth Quarter	23.87	19.75
2008
First Quarter	20.66	13.99
Second Quarter	16.83	14.40
Third Quarter	16.32	12.08
Fourth Quarter	12.50	7.23
2009
First Quarter	12.38	6.90
Second Quarter	12.37	9.34
Third Quarter	15.24	10.99
Fourth Quarter	15.25	13.52

	Price
Period	High	Low
	(In US$)
2010
First Quarter	17.89	14.86
Second Quarter	16.55	12.70
Third Quarter	14.19	12.28
Fourth Quarter	14.54	11.91
2011
First Quarter:
January	13.48	12.43
February	13.10	12.20
March	12.43	11.39
Second Quarter (through June 8):
April	12.56	11.86
May	13.74	12.24
June (through June 8)	13.18	12.98

Item 9B. Plan of Distribution

Not Applicable

Item 9C. Markets

The Korea Exchange

The Korea Exchange began its operations in 1956, originally under the name of the Korea Stock Exchange. On January 27, 2005, pursuant to the Korea Securities and Futures Exchange Act, the Korea Exchange was officially created through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or KOSDAQ, and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. The KRX KOSPI Market of the Korea Exchange, formerly the Korea Stock Exchange, has a single trading floor located in Seoul. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were the members of the Korea Stock Exchange or the Korea Futures Exchange and (ii) the stockholders of the KOSDAQ.

As of May 31, 2011, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,201,535 billion. The average daily trading volume of equity securities for 2010 was approximately 381 million shares with an average transaction value of Won 5,620 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2006	1,383.3	1,464.7	1,203.9	1,434.5
2007	1,435.3	2,064.4	1,192.8	1,897.1
2008	1,853.5	1,888.9	938.8	1,124.5
2009	1,157.4	1,718.9	1,018.8	1,682.8
2010	1,696.1	2,043.5	1,552.8	2,043.5
2011 (through June 8)	2,070.1	2,229.0	1,923.9	2,083.4

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange in the past five years, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Millions of Won)	(Thousands of U.S. dollars)(1)	Thousands of U.S. dollars)(1)
2006	731	704,587,508	757,946,975	279,096	3,435,180	3,595,353
2007	746	951,900,447	1,014,612,517	363,732	5,539,588	5,919,628
2008	765	576,927,703	458,789,426	355,205	5,189,644	4,126,953
2009	770	887,935,183	760,478,917	485,657	5,795,552	4,963,645
2010	777	1,141,885,458	1,002,621,352	380,859	5,619,768	4,934,382
2011 (as of May 31)	778	1,201,535,708	1,111,915,332	337,736	7,483,080	6,924,930

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul, as the case may be, at the end of the periods indicated.

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

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies with a Brokerage License

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be consignment, and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer insofar as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of bankruptcy or reorganization procedures involving a financial investment company with a brokerage license, the customer of such financial investment company is entitled to the proceeds of the securities sold by such financial investment company.

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

Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company, because the purchased securities are regarded as belonging to the customer insofar as the customer and the non-member company’s creditors are concerned.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per depositor per financial institution in case of the such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers to the extent the amount is not covered by the Depositor Protection Act with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

Item 9D. Selling Shareholders

Not Applicable

Item 9E. Dilution

Not Applicable

Item 9F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

Item 10A. Share Capital

Not Applicable

Item 10B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea. In order to comply with the Public Agencies Management Act, we amended our Articles of Incorporation and our internal regulations in March 2009, and in March 2010 and March 2011, we again amended our Articles of Incorporation to reflect the amendments to the KEPCO Act, the Korean Commercial Code and the Public Agencies Management Act.

Objects and Purposes

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business.” The KEPCO Act and our Articles of Incorporation contemplate that we will engage in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related business activities;

•	related investment, research and technology development mentioned under the first two bullet points;

•	overseas business related to the aforementioned bullet points;

•	investments or contributions related to the aforementioned bullet points;

•	businesses incidental to the aforementioned bullet points;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the Government.

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

The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors, provided that the maximum amount of remuneration to be paid to our officers shall be determined by shareholder resolution and provided that the remuneration standards for the president and standing directors shall be determined by board resolution in accordance with the guideline thereon established by the Minister of the Ministry of Strategy and Finance through review and resolution of our management committee. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Neither the KEPCO Act nor our Articles of Incorporation have provisions relating to (i) borrowing powers exercisable by the directors and how such borrowing powers can be varied, (ii) retirement or non-retirement of directors under an age limit requirement, or (iii) the number of shares required for a director’s qualification.

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of June 7, 2011, the last day on which the shareholder registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. As of June 7, 2011, we held 18,929,995 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under the Korean Commercial Code, for the purpose of electing our statutory auditor, a shareholder (together with certain related persons) holding more than 3% of the total shares having voting rights may not exercise voting rights with respect to shares in excess of such 3% limit.

The Korean Commercial Code provides that the approval by holders of at least two-thirds of those shares having voting rights present or represented at a meeting, where such shares also represent at least one-third of the total issued and outstanding shares having voting rights, is required in order to, among other things:

•	amend our Articles of Incorporation;

•	remove a director or statutory auditor;

•	effect any dissolution, merger, consolidation or spin-off of us;

•	transfer the whole or any significant part of our business;

•	effect the acquisition by us of all of the business of any other company;

•	effect the acquisition by us of the business of another company that may have a material effect on our business;

•	reduce capital; or

•	issue any new shares at a price lower than their par value.

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

Our Articles of Incorporation provide that new shares that are (1) publicly offered pursuant to the Financial Investment Services and Capital Markets Act, (2) issued to members of our employee stock ownership association, (3) represented by depositary receipts, (4) issued through offering to public investors, or (5) issued to investors in kind under the State Property Act may be issued pursuant to a resolution of the board of directors to persons other than existing shareholders, who in such circumstances will not have preemptive rights.

We may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of Won 2,000 billion and Won 1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed Won 2,000 billion.

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

Rights of Dissenting Shareholders

In certain limited circumstances (including, without limitation, the transfer of the whole or any significant part of our business or the merger, or consolidation upon a split-off of us with another company), dissenting holders of shares have the right to require us to purchase their shares. To exercise such right, shareholders must submit a written notice of their intention to dissent to us prior to the general meeting of shareholders or the class meeting of holders of non-voting preferred shares, as the case may be. Within 20 days after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the expiration of such 20-day period. The purchase price for such shares must be determined through negotiation between the dissenting shareholders and us. Under the Financial Investment Services and Capital Markets Act, if we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share price on the Korea Exchange for a two-month period before the date of adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Exchange for the one month period before such date and (3) the weighted average of the daily share price on the Korea Exchange for the one week period before such date. However, if we or dissenting shareholders who requested us to purchase their shares oppose such purchase price, the determination of a purchase price may be filed with a court. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying Common Stock and become our direct shareholders.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our Articles of Incorporation, non-resident shareholders must appoint an agent authorized to receive notices on their behalf in Korea and file a mailing address in Korea. These requirements do not apply to the holders of ADSs. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized foreign custodians are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is the Kookmin Bank, located at 9-1, Namdaemun-ro, 2-ga, Chung-ku, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of our shares by non-residents of Korea or non-Koreans. See Item 9. “The Offer and Listing.”

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six consecutive months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “—Description of Capital Stock—Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Korean Commercial Code and our Articles of Incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul or by placing a public notice in the electrical disclosure system of the Financial Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, for giving such notice, we use two daily newspapers published in Seoul as well as an electronic disclosure system available for access at a website maintained by the FSS (known as the Data Analysis, Retrieval and Transfer System, or DART). Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year. However, due to our adoption of IFRS starting in January 1, 2011 pursuant to regulatory requirements for listed companies in Korea, we are required to file half-year and quarterly reports containing interim financial statements and notes thereto on a consolidated basis in addition to non-consolidated basis. The filing deadline for such reports will be temporarily extended to 60 days for fiscal years 2011 and 2012. Therefore, we are required to file our half-year report within 60 days after the end of the first six months of 2011 and 2012 and our quarterly reports within 60 days after the end of the first three months and nine months of 2011 and 2012.

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

Change of Control

The KEPCO Act requires that the Government, directly or pursuant to the Korea Finance Corporation Act, through Korea Policy Banking Corporation, own not less than 51.0% of our capital.

Disclosure of Share Ownership

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of a listed company’s shares with voting rights, equity-related debt securities including convertible bonds, bonds with warrants, exchangeable bonds, certificates representing the rights to subscribe for common shares, derivatives-linked securities and depository receipts of the aforementioned securities (collectively referred to as “Equity Securities”), together with the Equity Securities directly or beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of our total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to participate in the management of the issuer) of the holdings and the material contents of the agreements relating to the Equity Securities and other matters prescribed by the Presidential Decree under the Financial Investment Services and Capital Markets Act to the Financial Services Commission of Korea and the Korea Exchange within five business days after reaching the 5% ownership interest threshold.

In addition, any change (i) in the purpose of the shareholding or in the ownership, (ii) the major terms and conditions of agreements relating to Equity Securities owned (such as trust agreements and collateral agreements) to the extent the number of relevant Equity Securities is 1% or more of the total outstanding Equity Securities, or (iii) the type of ownership (direct ownership or holding) to the extent the number of relevant Equity Securities is 1% or more of the total outstanding Equity Securities, must be reported to the Financial Services Commission of Korea and the Korea Exchange within five business days from the date of such change (or by the 10th day of the month following the month in which the change occurs, in the case of a person with no intent to seek management control). Notwithstanding the foregoing, certain professional investors designated by the Financial Services Commission may report such matters to the Financial Services Commission and the Korea Exchange by the tenth day of the month immediately following the end of the quarter in which such 5.0% ownership interest is reached or the change occurs.

When filing a report to the Financial Services Commission and the Korea Exchange in accordance with the reporting requirements described above, a copy of such report must be sent to the relevant listed company. Violation of these reporting requirements may subject a person to sanctions such as prohibition on the exercise of voting rights with respect to the Equity Securities for which the reporting requirement was violated or fines or imprisonment. Furthermore, the Financial Services Commission may order the disposal of the Equity Securities for which the reporting requirement was violated.

A person reporting to the Financial Services Commission and the Korea Exchange that his purpose of holding the Equity Securities is to participate in the management of the listed company is prohibited from acquiring additional Equity Securities of the listed company and exercising voting rights during the period commencing from the date on which the event triggering the reporting requirements occurs to the fifth day from the date on which the report is made.

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

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or financial institutions, and (ii) if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the instruments of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

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

In addition, we are also required to notify the Ministry of Strategy and Finance upon receipt of the full proceeds from the offering of ADSs. No additional Governmental approval is necessary for the offering and issuance of ADSs.

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct beneficial ownership of a listed company’s Equity Securities, together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of our total outstanding Equity Securities is required to report the status and purpose (namely, whether the purposes of the share ownership is to participate in the management of the issuer) of the holdings and the material contents of the agreements relating to the Equity Securities and other matters prescribed by the Presidential Decree under the Financial Investment Services and Capital Markets Act to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest.

In addition, any change (i) in the purpose of the shareholding or in the ownership, (ii) the major terms and conditions of agreements relating to Equity Securities owned (such as trust agreements and collateral agreements) to the extent the number of relevant Equity Securities is 1% or more of the total outstanding Equity Securities, or (iii) the type of ownership (direct ownership or holding) to the extent the number of relevant Equity Securities is 1% or more of the total outstanding Equity Securities, must be reported to the Financial Services Commission of Korea and the Korea Exchange within five business days from the date of such change (or by the 10th day of the month following the month in which the change occurs, in the case of a person with no intent to seek management control). Notwithstanding the foregoing, certain professional investors designated by the Financial Services Commission may report such matters to the Financial Services Commission and the Korea Exchange by the tenth day of the month immediately following the end of the quarter in which such 5.0% ownership interest is reached or the change occurs.

When filing a report to the Financial Services Commission and the Korea Exchange in accordance with the reporting requirements described above, a copy of such report must be sent to the relevant listed company. Violation of these reporting requirements may subject a person to sanctions such as prohibition on the exercise of voting rights with respect to the Equity Securities for which the reporting requirement was violated or fines or imprisonment. Furthermore, the Financial Services Commission may order the disposal of the Equity Securities for which the reporting requirement was violated.

A person reporting to the Financial Services Commission and the Korea Exchange that his purpose of holding the Equity Securities is to participate in the management of the listed company is prohibited from acquiring additional Equity Securities of the listed company and exercising voting rights during the period commencing from the date on which the event triggering the reporting requirements occurs to the fifth day from the date on which the report is made.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our voting stock and/or depository receipts for our voting stock accounts for 10.0% or more of the total issued and outstanding voting stock, whom we refer to as a major shareholder, must file a report to the Securities and Futures Commission and to the Korea Exchange within five business days after the date on which the person reached such shareholding limit. In addition, such person must file a report to the Securities and Futures Commission and to the Korea Exchange regarding any subsequent change in his/her shareholding. Such report on subsequent change in shareholding must be filed within five business days of the occurrence of any such change. Violation of these reporting requirements may subject a person to criminal sanctions such as fines and imprisonment.

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

Special Reporting Requirement for Companies Whose Securities Are Listed on Foreign Exchanges

Under the regulations of the Financial Services Commission amended on December 24, 2009, (i) if a company listed on the Korea Exchange has submitted a public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange, and (ii) if a company listed on the Korea Exchange is approved for listing on a foreign stock market or determined to be de-listed from the foreign stock market or actually listed on, or de-listed from, a foreign stock market, then it must submit a copy of any document, which it submitted to or received from the relevant foreign government, foreign financial investment supervisory authority or the foreign stock market, and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares of common stock underlying ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares of our common stock without any further governmental approval.

Restrictions Applicable to Common Stock

Under the Foreign Exchange Transaction Laws and Financial Services Commission regulations promulgated thereunder (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Exchange only through the Korea Exchange except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares by a foreign company as a result of a merger, (3) acquisition or disposal of shares in connection with a tender offer, (4) acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, such shares being “Converted Shares,” (5) acquisition of shares through exercise of rights under securities issued outside of Korea, (6) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends), (7) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded, (8) acquisition of shares by direct investment under the Foreign Investment Promotion Law, (9) acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and such overseas stock exchange, and (10) arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person. For over-the-counter transactions of shares listed on the Korea Exchange outside the Korea Exchange between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Exchange outside the Korea Exchange must involve a financial investment company with a dealing license in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

The Investment Rules require a foreign investor who wishes to invest in or dispose of shares on the Korea Exchange (including Converted Shares) to register his/her identity with the Financial Supervisory Service prior to making any such investment or disposal unless he/she had previously registered. However, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling them within three months from the date they were acquired. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Minister of Strategy and Finance. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

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

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law or having its head office, principal place of business or place of effective management in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

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

If the tax exemption under the STTCL referred to above were to cease to be in effect, the rate of income tax or corporation tax applicable to the interest on the Registered Debt Securities would be 14% of income for a non-resident without a permanent establishment in Korea. In addition, a tax surcharge called a local income surtax would be imposed at the rate of 10.0% of the income tax or corporation tax (which would increase the total tax rate to 15.4%), unless reduction is available under an applicable income tax treaty. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

In order to obtain the benefits of an exemption or a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the interest payment date, such evidence of tax residence as may be required by the Korean tax authorities in order to establish your entitlement to the benefits of the applicable tax treaty.

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident who has permanent establishments in Korea, if any). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 22.0% (including local income surtax) of the net gain or 11.0% (including local income surtax) of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and net of certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

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

However, if you transfer the ADSs following an exchange of the underlying shares of stock owned by you for ADSs, you are obligated to file a corporate income tax return and pay tax on gain realized from such transfer unless a purchaser or an investment dealer or investment broker, as the case may be, withholds and remits the tax on capital gains derived from transfer of ADSs, as discussed above. Further, if you transfer the shares of common stock outside of Korea (excluding a transfer on a foreign exchange) to non-residents or foreign companies without having permanent establishments in Korea, you are obligated to file an income tax return and pay income tax on capital gain realized from such transfer unless exempt under an applicable tax treaty or domestic law. If a purchaser or an investment dealer or investment broker, as the case may be, withhold and remits the tax on capital gains derived from transfer of shares of common stock or ADSs, your obligation to file an income tax return and pay income tax will be exempt.

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

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%, depending on the value of the ADSs or shares of common stock.

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

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

The amount of OID includible in income by the initial holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture, or accrued OID (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Bond Premium,” below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments previously made on such ZTF Debenture. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

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

With respect to non-corporate U.S. Persons, certain dividends paid by a qualified foreign corporation and received by such holders in taxable years beginning before January 1, 2013 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the Treaty, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Shares of our common stock will generally not be considered readily tradable for these purposes. However, United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Persons that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange or redemption of the Registered Debt Securities, common stock or ADSs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients, and a backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. Federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

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

Item 10I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign-currency denominated liabilities. As of December 31, 2010, approximately 26.1% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions was denominated in foreign currencies, principally in the U.S. dollar, Yen and Euro. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign-currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2010, fuel costs represented 48.3% of our revenue from the sale of electric power.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2010, for electricity generation, uranium accounted for 34.1% of our fuel requirements, coal accounted for 45.5%, LNG accounted for 16.6% and oil accounted for 1.5%. In 2009, measured on the same basis, uranium accounted for 36.3% of our fuel requirements, coal accounted for 47.6%, LNG accounted for 11.9% and oil accounted for 3.1%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3D. “Risk Factors” and Item 5B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2010 are as follows:

Counterparty	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
ANZ	2008	2011	KRW	52,025	USD	50	5.17	3M USD Libor + 1.80
Barclays	2008	2013	KRW	187,020	USD	200	7.5	7.75
Barclays	2006	2016	KRW	94,735	USD	100	5.26	6
Barclays	2010	2014	KRW	126,610	USD	100	5.29	6.25
BNP Paribas	2008	2011	KRW	52,375	USD	50	5.92	3M USD Libor + 1.80
BTMU	2009	2012	KRW	138,018	JPY	10,000	4.1	EuroYenTibor + 2.5
BTMU	2010	2013	KRW	56,525	USD	50	3.92	3M USD Libor + 0.91
CITI	2010	2014	KRW	126,610	USD	100	5.27	6.25
CITI	2010	2015	KRW	116,080	USD	100	3.97	3.125
Credit Agricole	2008	2011	KRW	52,375	USD	50	5.92	3M USD Libor + 1.80
Credit Suisse	2008	2013	KRW	140,265	USD	150	6.94	7.75
CSFB	2006	2016	KRW	94,735	USD	100	5.26	6

Counterparty	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
CSFB	2009	2013	KRW	197,475	USD	150	5.12	4.75
DBS	2008	2011	KRW	51,730	USD	50	5.78	3M USD Libor + 1.70
DBS	2008	2011	KRW	52,375	USD	50	6.01	3M USD Libor + 1.80
DBS	2010	2013	KRW	226,900	USD	200	3.7	3M USD Libor + 0.25
Deutsche Bank	2009	2014	KRW	126,610	USD	100	5.39	6.25
Deutsche Bank	2010	2014	KRW	126,610	USD	100	4.93	6.25
Deutsche Bank	2010	2015	KRW	116,080	USD	100	3.98	3.13
HSBC	2010	2014	KRW	112,320	USD	100	6.71	5.5
HSBC	2010	2015	KRW	116,080	USD	100	3.23	3.13
ING	2008	2011	KRW	50,495	USD	50	6.24	6M USD Libor + 1.50
ING	2010	2012	KRW	117,900	USD	100	3.64	3M USD Libor + 1.37
JP Morgan	2010	2014	KRW	126,610	USD	100	4.93	6.25
MIZUHO	2008	2011	KRW	28,860	JPY	3,000	5.82	3M JPY Libor + 1.70
MIZUHO	2010	2013	KRW	56,750	USD	50	3.92	3M USD Libor + 0.92
Morgan Stanley	2010	2012	KRW	120,000	USD	100	3.75	3M USD Libor + 1.90
Morgan Stanley	2009	2014	KRW	126,610	USD	100	5.32	6.25
Morgan Stanley	2010	2014	KRW	126,610	USD	100	5.3	6.25
Morgan Stanley	2010	2014	KRW	112,320	USD	100	6.71	5.5
Morgan Stanley	2010	2015	KRW	118,800	USD	100	4.16	3M USD Libor + 1.64
M-UFJ	2010	2015	KRW	116,100	USD	100	4	3M USD Libor + 1.00
Nomura	2009	2014	KRW	253,220	USD	200	5.35	6.25
RBS	2010	2014	KRW	141,125	USD	125	6.78	5.5
RBS	2010	2014	KRW	126,610	USD	100	4.93	6.25
RBS	2010	2015	KRW	116,080	USD	100	3.97	3.13
SMBC	2010	2013	KRW	113,400	USD	100	3.92	3M USD Libor+0.90
UBS	2010	2015	KRW	116,080	USD	100	3.23	3.125
Shinhan Bank	2010	2014	KRW	84,615	USD	75	6.83	5.5
Woori Investment & Securities	2008	2011	KRW	10,346	USD	10	5.78	3M USD Libor + 1.70

Under these currency swap contracts, we recognized a valuation gain of Won 21,151 million and loss of Won 226,054 million in 2010.

Details of interest rate contracts outstanding as of December 31, 2010 are as follows:

Counterparty	Notional amount in millions		Contract interest rate per annum
			Pay %	Receive (%)	Term
BNP Paribas	KRW	50,000	4.16	1M USD Libor	2009-2027
JP Morgan Chase Bank	KRW	50,000	4.65	Within 3 years: 4.875 After 42 years: 4.875-(10.9-JPY/ KRW Spot rate)	2005-2011
JP Morgan Chase Bank	KRW	100,000	6.13	3M CD + 0.54	2008-2011
KfW IPEX-Bank GmbH	KRW	100,000	4.16	6M USD Libor	2009-2027
RBS	KRW	100,000	4.79	3M CD + 0.55	2009-2012
Nonghyup Bank	KRW	100,000	4.9	3M CD + 1.05	2010-2015
Nonghyup Bank	KRW	200,000	4.83	3M CD + 0.90	2010-2015
Nonghyup Bank	KRW	100,000	4.77	3M CD + 0.90	2010-2015
Korea Industrial Bank	KRW	100,000	6.32	3M CD + 0.66	2008-2011
Korea Exchange Bank	KRW	200,000	5.3	3M CD + 0.35	2008-2011
Korea Exchange Bank	KRW	100,000	5.17	3M CD + 0.38	2008-2011
Korea Exchange Bank	KRW	200,000	4.69	3M CD + 0.50	2009-2011
Korea Exchange Bank	KRW	100,000	4.18	3M CD + 0.58	2010-2013
Korea Exchange Bank	KRW	200,000	4.88	3M CD + 0.54	2009-2012
Korea Exchange Bank	KRW	100,000	4.11	3M CD + 0.25	2010-2013

Under these interest rate swap contracts, we recognized a valuation gain of Won 2,693 million and loss of Won 5,445 million in 2010.

The following analysis sets forth the sensitivity of our consolidated net income before income taxes (our “pre-tax income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy—Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.” The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. Unless otherwise specified, all calculations are made under Korean GAAP.

The following modeling assumptions were made in the following sensitivity analysis for 2011:

(1)	For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be Won 1,138.90 to US$1.00, which was the market exchange rate as of December 31, 2010. For the purpose of calculating realized foreign exchange transaction losses, a selected change in the exchange rate was assumed to be the change in the average exchange rate for a one-year period;

(2)	The amount of foreign currency debt to be incurred by us in 2011 was assumed to be US$2,900 million (or the equivalent amount thereof in other foreign currency) for each year; and

(3)	For any one-year period, we used prices of fuel materials in our budget for 2011 as the beginning fuel prices.

If Won depreciates against U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2010, we estimate that our unrealized foreign exchange translation losses will increase by Won 528 billion in 2011. Under Korean GAAP, such unrealized translation losses are to be credited or charged to current operations. However, realized and unrealized foreign exchange translation losses during the construction period on debt incurred for the construction of utility plants are permitted to be capitalized under Korean GAAP. Under U.S. GAAP, all such foreign exchange translation losses are included in the results of operations for the current period unless offset by the establishment of a regulatory asset. See Item 5B. “Liquidity and Capital Resources—Reconciliation to U.S. GAAP” and Note 38 of the notes to our consolidated financial statements.

In addition, if Won depreciates against U.S. dollar by 10% and all other variables are held constant from their levels as of December 31, 2010, we estimate that our income before income taxes will decrease (1) as a result of increased realized foreign exchange transaction losses (not reflecting the fact that a portion of such transaction losses on debt incurred for construction of utility plant may be capitalized under Korean GAAP) by Won 40 billion in 2011, (2) as a result of increased interest expenses by Won 18 billion in 2011, and (3) as a result of increased fuel expenses by Won 1,853 billion in 2011.

If the foreign and domestic interest rates increase by 1% point and all other variables are held constant from their levels as of December 31, 2010, we estimate that our income before income taxes will decrease by Won 100 billion in 2011 (not reflecting the fact that a portion of such interest may be capitalized under Korean GAAP).

If the fuel prices of anthracite and bituminous coal, oil and LNG rise by 10% and all other variables are held constant at their levels as of December 31, 2010, we estimate that our income before income taxes will decrease by Won 1,853 billion in 2011.

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

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges the ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. The ADS holders will receive prior notice of such changes.

Depositary Payments for the Fiscal Year 2010

The following table sets forth our expenses incurred in 2010, which were reimbursed by JPMorgan Chase Bank, N.A., acting as depositary for our ADSs:

	In thousands of U.S. dollars)
Reimbursement of listing fees on the New York Stock Exchange	US$	124
Reimbursement of legal fees		17
Reimbursement of accounting fees		422
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		1,962
Other		24

Total	US$	2,549

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010.

Attestation Report of the Independent Registered Public Accounting Firm

Deloitte Anjin LLC has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is filed as Exhibit 15.5 to this report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We operate an integrated ERP system for a transparent and efficient management of the core ERP components, including personnel, accounting, procurement, construction and facilities maintenance. In addition, we also operate a strategic enterprise management system that includes business warehouse, management information and business planning and simulation systems. We continue to upgrade and improve the ERP system, which is being used as our core information infrastructure.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Kim, Jung-Gook. Such member currently remains a member of the audit committee and is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Financial Investment Services and Capital Markets Act and the New York Stock Exchange listing standards. For biographic information of our audit committee financial expert, Kim, Jung-Gook, see Item 6A. “Directors and Senior Management.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required under Section 406 of the Sarbanes-Oxley Act of 2002, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics is available on our website, www.kepco.co.kr. We have not granted any waiver, including an implicit waiver, from a provision of the code of ethics to any of the above-mentioned officers during our most recently completed fiscal year.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2009 and 2010 for professional services rendered by our principal accountants for such year, for various types of services and a brief description of the nature of such services. Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, was our principal accountant for the years ended December 31, 2009 and 2010, and we currently expect them to serve as our principal accountant for the year ended December 31, 2011.

	Aggregate fees billed during the Year Ended December 31,
Type of services	2009 (Deloitte Anjin)		2010 (Deloitte Anjin)		Nature of services
	(In millions of Won)
Audit Fees	(Won)	1,687	(Won)	3,439	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		120		100	Accounting advisory service.
Tax Fees		14		4	Tax return and consulting advisory service.
All Other Fees		103		—	All other services which do not meet the three categories above.

Total	(Won)	1,924	(Won)	3,543

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

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Public Agencies Management Act, the Korean Commercial Code, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Code, except to the extent the KEPCO Act and the Public Agencies Management Act otherwise require. In addition, as a listed company, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless the Financial Investment Services and Capital Markets Act of Korea otherwise provides.

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

The Public Agencies Management Act requires a number of changes in the appointment process for our executive officers, which we have incorporated in our amendment to our Articles of Incorporation in September 2007. A senior non-standing director appointed by the Minister of the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the Ministry of Knowledge Economy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. Prior to the enactment of the Act, standing directors were appointed directly by the Minister of the Ministry of Knowledge Economy. The non-standing directors must be appointed by the Minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

As required under Public Agencies Management Act, we submit to the Government by October 31 every year a report on our medium- to long-term management goals. Under the Public Agencies Management Act, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the Minister of the Ministry of Knowledge Economy and the review and resolution of the operating committee, the Minister of Strategy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the Minister of the Ministry of Knowledge Economy must execute these plans and submit a performance report to the Minister of Strategy and Finance.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE rules include detailed tests for determining director independence. While as a foreign private issuer, we are exempt from this requirement, our board of directors is in compliance with this requirement as it currently consists of 15 directors, of which eight directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Under the Public Agencies Management Act, more than one-half of our directors must be non-standing directors. The Financial Investment Services and Capital Markets Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Public Agencies Management Act) as an “outside” or “non-executive” director. Under the Public Agencies Management Act, a non-standing director is appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, 12 exclusive sessions were held in 2010 in order to promote the exchange of diverse opinions by non-standing directors.

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

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Public Agencies Management Act, we are required to have a director nomination committee which consists of non-standing directors and ad hoc members appointed by our Board of Directors. Our standing directors and executives as well as governmental officials that are not part of the teaching staff in national and public schools are ineligible to become a member of our director nomination committee. There is no requirement to establish a corporate governance committee under applicable Korean law.

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

Not applicable.

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

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Ssang-Su
Name:	Kim, Ssang-Su
Title:	President and Chief Executive Officer

Date: June 30, 2011

INDEX TO FINANCIAL STATEMENTS

Page

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-3

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young (Korea South-East Power Co., Ltd.)	F-5

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young on Internal Control Over Financial Reporting (Korea South-East Power Co., Ltd.)	F-6

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea Southern Power Co., Ltd.)	F-7

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. (Korea Midland Power Co., Ltd.)	F-8

Consolidated statements of financial positions as of December 31, 2009 and 2010	F-9

Consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010	F-11

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2008, 2009 and 2010	F-12

Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010	F-14

Notes to the consolidated financial statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (collectively referred to as the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for, each of the three years in the period ended December 31, 2010, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries whose financial statements reflect 9.9 and 5.1 percent of consolidated total assets as of December 31, 2009 and 2010, and 26.0, 24.4 and 10.7 percent of consolidated total revenue for the years ended December 31, 2008, 2009 and 2010. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors. As of December 31, 2009 and for the years ended December 31, 2008 and 2009 the financial statements of Korea Southern Power Co., Ltd. and Korea Midland Power Co., Ltd.; and as of and for the year ended December 31, 2010, the financial statements of Korea South-East Power Co., Ltd; were audited by other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2009 and 2010, and the results of their operations, changes in their shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with the Korea Electric Power Corporation Act, Accounting Regulations for Public Enterprise·Associate Government Agency and accounting principles generally accepted in the Republic of Korea.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31,2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audits and the reports of the other auditors.

/s/ Deloitte Anjin LLC

Deloitte Anjin LLC

Seoul, Korea
June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’ (collectively referred to as the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of certain subsidiaries whose financial statements reflect total assets and revenues constituting 5.1 percent and 10.7 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010. The effectiveness of certain consolidated subsidiaries’ internal control over financial reporting was audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the effectiveness of certain consolidated subsidiaries’ internal control over financial reporting, is based solely on the reports of the other auditor.

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

In our opinion, based on our audit and the reports of the other auditor, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, our report dated June 30, 2011, expressed an unqualified opinion on those financial statements with explanatory paragraphs relating to our audits comprehending the translation of Korean won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/  Deloitte Anjin LLC

Deloitte Anjin LLC

Seoul, Korea

June 30, 2011

Report of independent registered public accounting firm

The Board of Directors and Stockholder

Korea South-East Power Co., Ltd.

We have audited the statement of financial position of Korea South-East Power Co., Ltd. (the “Company”) as of December 31, 2010, and the related statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea South-East Power Co., Ltd. at December 31, 2010, the results of its financial performance, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with accounting principles generally accepted in the United States of America. The description of the significant differences and the reconciliation of net income and stockholder’s equity to U.S. generally accepted accounting principles are set forth in Note 32 to the financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Korea South-East Power Co., Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2011 expressed an unqualified opinion thereon.

/s/  Ernst & Young Han Young

June 28, 2011

Seoul, Republic of Korea

Report of independent registered public accounting firm on

internal control over financial reporting

To the Board of Directors and Stockholder of

Korea South-East Power Co., Ltd.

We have audited Korea South-East Power Co., Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Korea South-East Power Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Korea South-East Power Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of financial position of Korea South-East Power Co., Ltd. as of December 31, 2010, and the related statements of income, appropriations of retained earnings, changes in equity, and cash flows for the year then ended and our report dated June 28 2011 expressed an unqualified opinion thereon.

/s/  Ernst & Young Han Young

June 28, 2011

Seoul, Republic of Korea

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Korea Southern Power Co., Ltd.:

We have audited consolidated statement of financial position of Korea Southern Power Co., Ltd. (a wholly owned subsidiary of Korea Electric Power Corporation (“KEPCO”)) and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Southern Power Co., Ltd. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the Republic of Korea.

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

/s/  KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

June 25, 2010

KPMG Samjong Accounting Corp., a corporation established under Korean law, is a member firm of KPMG International, a Swiss Cooperative.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Korea Midland Power Co., Ltd.:

We have audited consolidated statement of financial position of Korea Midland Power Co., Ltd. (a wholly owned subsidiary of Korea Electric Power Corporation (“KEPCO”)) and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Midland Power Co., Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the Republic of Korea.

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

/s/  KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

June 28, 2010

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009 AND 2010

	Won				U.S. dollars (Note 2)
	2009		2010		2010
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 4):	(Won)	115,483,190	(Won)	122,262,324	$108,139,328
Less: accumulated depreciation		(50,183,508)		(56,099,984)	(49,619,657)
Less: accumulated impairment losses		(22,935)		(13,265)	(11,733)
Less: construction grants		(6,152,485)		(6,993,712)	(6,185,841)

		59,124,262		59,155,363	52,322,097
Construction in-progress		14,909,169		19,744,150	17,463,427

Net property, plant and equipment		74,033,431		78,899,513	69,785,524

Investments and other assets:
Long-term investment securities (Note 6)		3,542,283		4,764,710	4,214,320
Long-term loans (Notes 7 and 20)		584,327		812,232	718,408
Financial derivatives (Note 25)		756,034		375,757	332,352
Intangible assets (Notes 5 and 32)		682,345		455,852	403,195
Deferred income tax assets (Note 28)		1,689,851		1,145,548	1,013,221
Other non-current assets (Notes 8, 9, 20 and 33)		890,860		768,286	679,538

Total non-current assets		82,179,131		87,221,898	77,146,558

Current assets:
Cash and cash equivalents (Notes 9 and 20)		1,489,390		2,097,285	1,855,019
Trade receivables, less allowance for doubtful accounts of (Won)61,094 million in 2009 and (Won)30,961 million in 2010 (Notes 20, 31 and 32)		3,189,923		3,695,384	3,268,516
Other accounts receivable, less allowance for doubtful accounts of (Won)28,380 million in 2009 and (Won)25,420 million in 2010 (Notes 5, 20, 31 and 32)		1,341,520		1,331,462	1,177,660
Short-term investment securities (Note 6)		10,420		509	450
Short-term financial instruments (Notes 9 and 20)		356,115		571,310	505,316
Financial derivatives (Note 25)		144,449		100,148	88,580
Inventories (Notes 4 and 10)		3,894,878		3,479,690	3,077,737
Deferred income tax assets (Note 28)		353,103		786,630	695,763
Other current assets (Notes 7, 11 and 20)		249,102		326,082	288,415

Total current assets		11,028,900		12,388,500	10,957,456

Total assets	(Won)	93,208,031	(Won)	99,610,398	$88,104,014

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(CONTINUED)

AS OF DECEMBER 31, 2009 AND 2010

	Won				U.S. dollars (Note 2)
	2009		2010		2010
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock of (Won)5,000 par value authorized 1,200,000,000 shares—Issued and outstanding 641,567,712 shares in 2009 and 2010 (Note 12)	(Won)	3,207,839	(Won)	3,207,839	$2,837,289
Capital surplus (Notes 3 and 12)		14,668,563		14,764,631	13,059,111
Capital adjustments (Note 13)		(741,587)		(741,587)	(655,923)
Accumulated other comprehensive income (Notes 14)		487,211		453,928	401,493
Retained earnings:
Appropriated (Note 15)		23,509,731		23,432,019	20,725,295
Before appropriations		(104,523)		(98,967)	(87,535)
Noncontrolling interest in consolidated subsidiaries		376,573		470,738	416,361

Total shareholders’ equity		41,403,807		41,488,601	36,696,091

Long-term liabilities:
Long-term debt, net (Notes 18 and 31)		27,840,626		33,089,245	29,266,978
Borrowings under conditional agreements (Note 19)		15,317		18,295	16,182
Long-term other account payable (Note 22)		3,576,369		3,576,369	3,163,249
Accrual for retirement and severance benefits, net (Note 21)		1,772,680		1,688,189	1,493,180
Liability for decommissioning costs (Note 22)		5,695,224		5,976,326	5,285,977
Provision for decontamination of transformer (Note 23)		231,470		278,011	245,897
Reserve for self insurance		121,416		123,098	108,878
Financial derivatives (Note 25)		34,983		209,448	185,254
Deferred income tax liabilities (Note 28)		972,077		990,116	875,744
Other long-term liabilities		796,359		585,314	517,702

Total long-term liabilities		41,056,521		46,534,411	41,159,041

Current liabilities:
Trade payables (Notes 20, 31 and 32)		1,928,442		2,425,394	2,145,227
Other accounts payable (Notes 20, 31 and 32)		835,067		621,879	550,043
Short-term borrowings (Note 17)		684,480		457,426	404,587
Current portion of long-term debt, net (Note 18)		5,778,813		6,311,867	5,582,759
Income tax payable		82,844		256,198	226,604
Accrued expense		531,167		605,595	535,640
Financial derivatives (Note 25)		3,023		10,763	9,520
Deferred income tax liabilities (Note 28)		18,023		9,065	8,018
Other current liabilities (Notes 20 and 24)		885,844		889,199	786,484

Total current liabilities		10,747,703		11,587,386	10,248,882

Total liabilities		51,804,224		58,121,797	51,407,923

Commitments and contingencies (Note 33)
Total shareholders’ equity and liabilities	(Won)	93,208,031	(Won)	99,610,398	$88,104,014

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Won						U.S. dollars (Note 2)
	2008		2009		2010		2010
	(In millions, except per share amounts)						(In thousands, except per share amounts)

OPERATING REVENUES: (Notes 31 and 32)
Sale of electricity	(Won)	30,708,544	(Won)	33,091,577	(Won)	37,518,463	$33,184,560
Other operating revenues		851,556		902,275		1,907,497	1,687,155

		31,560,100		33,993,852		39,425,960	34,871,715

OPERATING EXPENSES (Notes 26, 27, 31 and 32):
Power generation, transmission and distribution costs		27,101,532		25,829,287		29,185,920	25,814,541
Purchased power		4,433,889		3,666,468		5,382,428	4,760,683
Other operating costs		1,083,050		1,238,619		1,618,402	1,431,454
Selling and administrative expenses		1,739,702		1,544,656		1,659,057	1,467,413

		34,358,173		32,279,030		37,845,807	33,474,091

OPERATING INCOME (LOSS)		(2,798,073)		1,714,822		1,580,153	1,397,624

OTHER INCOME (EXPENSES):
Interest income		170,951		113,865		119,477	105,676
Interest expenses		(1,000,773)		(1,583,863)		(1,624,824)	(1,437,134)
Gain (loss) on foreign currency transactions and translation, net		(1,845,392)		662,812		119,919	106,066
Donations		(40,112)		(21,109)		(30,884)	(27,316)
Equity income of affiliates, net (Note 6)		98,611		22,473		75,477	66,758
Gain on disposal of investments, net		4,241		310		4,482	3,964
Impairment loss on investment securities		—		(60,636)		—	—
Gain on disposal of property, plant and equipment, net		14,305		38,896		21,921	19,389
Valuation gain (loss) on financial derivatives, net (Note 25)		1,341,887		(357,004)		(206,084)	(182,278)
Transaction loss (gain) on financial derivatives (Note 25)		(154,114)		42,856		3,456	3,057
Loss on early repayment of exchangeable bond (Note 18)		—		(540,593)		—	—
Other, net		364,866		289,584		374,073	330,862

		(1,045,530)		(1,392,409)		(1,142,987)	(1,010,956)

INCOME (LOSS) BEFORE INCOME TAX		(3,843,603)		322,413		437,166	386,668
INCOME TAX EXPENSES (BENEFITS) (Note 28)		(929,564)		370,145		457,021	404,229

NET LOSS		(2,914,039)		(47,732)		(19,855)	(17,561)

Controlling interest	(Won)	(2,955,339)	(Won)	(96,716)	(Won)	(72,156)	$(63,821)
Noncontrolling interest		41,300		48,984		52,301	46,260

	(Won)	(2,914,039)	(Won)	(47,732)	(Won)	(19,855)	$(17,561)

BASIC LOSS PER SHARE (Note 29)	(Won)	(4,746)	(Won)	(155)	(Won)	(116)	$(0.103)

DILUTED LOSS PER SHARE (Note 29)	(Won)	(4,746)	(Won)	(155)	(Won)	(116)	$(0.103)

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Won (in millions)
	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
Balances at January 1, 2008	(Won)	3,207,839	(Won)	14,558,256	(Won)	(741,825)	(Won)	83,915	(Won)	26,924,227	(Won)	234,441	(Won)	44,266,853
Net income (loss)		—		—		—		—		(2,955,339)		41,300		(2,914,039)
Dividends declared		—		—		—		—		(466,964)		—		(466,964)
Exercise of conversion right		—		(61)		—		—		—		—		(61)
Gain on disposal of subsidiary’s securities		—		148		—		—		—		—		148
Gain on disposal of treasury stock, net of tax		—		188		—		—		—		—		188
Changes in treasury stock		—		—		336		—		—		—		336
Changes in unrealized losses on available-for-sale securities		—		—		—		(8,274)		—		—		(8,274)
Equity in other comprehensive income of affiliates		—		—		—		205,359		—		—		205,359
Changes in translation adjustments of foreign subsidiaries		—		—		—		45,266		—		—		45,266
Changes in valuation of derivatives		—		—		—		108,798		—		—		108,798
Changes in minority interests		—		—		—		—		—		37,204		37,204

Balances at December 31,2008		3,207,839		14,558,531		(741,489)		435,064		23,501,924		312,945		41,274,814

Net income (loss)		—		—		—		—		(96,716)		48,984		(47,732)
Changes in discount on stock issuance		—		—		(98)		—		—		—		(98)
Changes in other capital surplus		—		110,032		—		—		—		—		110,032
Changes in unrealized losses on available-for-sale securities		—		—		—		18,086		—		—		18,086
Equity in other comprehensive income of affiliates		—		—		—		107,968		—		—		107,968
Changes in translation adjustments of foreign subsidiaries		—		—		—		(31,303)		—		—		(31,303)
Changes in valuation of derivatives		—		—		—		(42,604)		—		—		(42,604)
Changes in minority interests		—		—		—		—		—		14,644		14,644

Balances at December 31,2009		3,207,839		14,668,563		(741,587)		487,211		23,405,208		376,573		41,403,807

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Won (in millions)
	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total

Net income (loss)		—		—		—		—		(72,156)		52,301		(19,855)
Gain on disposal of subsidiary’s securities		—		96,101		—		—		—		—		96,101
Changes in other capital surplus		—		(33)		—		—		—		—		(33)
Changes in unrealized losses on available-for-sale securities		—		—		—		1,407		—		—		1,407
Equity in other comprehensive income of affiliates		—		—		—		(13,400)		—		—		(13,400)
Changes in translation adjustments of foreign subsidiaries		—		—		—		17,168		—		—		17,168
Changes in valuation of derivatives		—		—		—		(38,458)		—		—		(38,458)
Changes in minority interests		—		—		—		—		—		41,864		41,864

Balances at December 31, 2010	(Won)	3,207,839	(Won)	14,764,631	(Won)	(741,587)	(Won)	453,928	(Won)	23,333,052	(Won)	470,738	(Won)	41,488,601

U.S. dollars (In thousands) (Note 2)		$2,837,289		$13,059,111		$(655,923)		$401,493		$20,637,760		$416,361		$36,696,091

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Won						U.S. dollars (Note 2)
	2008		2009		2010		2010
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(Won)	(2,914,039)	(Won)	(47,732)	(Won)	(19,855)	$(17,561)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		6,233,033		6,318,534		6,415,199	5,674,154
Property, plant and equipment removal loss		302,288		276,724		266,889	236,060
Provision for severance and retirement benefits		483,909		238,001		423,221	374,333
Provision for decommissioning costs, net		379,281		223,387		234,528	207,437
Provision for decontamination of Transformer, net		13,016		16,222		15,022	13,287
Bad debt expense		20,616		28,397		2,217	1,961
Amortization of discount on debentures Issued and long-term loans, net		38,735		197,217		182,624	161,528
Loss (gain) on foreign currency translation, net		1,586,241		(659,151)		(91,187)	(80,654)
Equity income of affiliates, net		(98,611)		(22,473)		(75,477)	(66,758)
Impairment loss on investment securities		—		60,636		—	—
Gain on disposal of property, plant and equipment, net		(14,305)		(38,896)		(21,921)	(19,389)
Gain on disposal of investment assets, net		—		—		(4,482)	(3,964)
Deferred income tax expense, net		(1,540,780)		282,931		119,858	106,013
Valuation loss (gain) on financial derivatives		(1,341,887)		357,004		206,084	182,278
Transaction loss (gain) on financial derivatives		154,114		(42,856)		(3,456)	(3,057)
Loss on early repayment of exchangeable bond		—		540,593		—	—
Other losses (gains), net		(135,364)		38,859		87,195	77,122
Changes in assets and liabilities:
Trade receivables		(216,627)		(452,910)		(494,690)	(437,546)
Other accounts receivable		(176,891)		229,266		13,271	11,738
Inventories		(1,779,959)		(672,328)		(842,584)	(745,254)
Investments under the equity method		33,102		28,973		35,574	31,465
Other current assets		55,700		6,610		(76,684)	(67,826)
Trade payables		773,558		(315,952)		513,145	453,870
Other accounts payable		69,415		(33,951)		(302,523)	(267,577)
Income tax payable		(14,157)		(387,739)		173,832	153,752
Accrued expense		41,973		(9,150)		85,695	75,795
Other current liabilities		83,130		58,274		(4,437)	(3,924)
Payment of severance and retirement benefits, net		(78,204)		(173,430)		(579,624)	(512,669)
Payment of decommissioning costs		(8,791)		(254,287)		(275,238)	(243,444)
Payment of other provision		(54,238)		(114,793)		(91,608)	(81,026)
Other, net		67,032		62,511		(252,425)	(223,267)

Net cash provided by operating activities		1,961,290		5,738,491		5,638,163	4,986,877

(Continued)

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Won						U.S. dollars (Note 2)
	2008		2009		2010		2010
	(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	47,669	(Won)	232,274	(Won)	100,766	89,126
Additions to property, plant and equipment		(8,924,622)		(11,243,965)		(10,813,733)	(9,564,597)
Receipt of construction grants		1,141,724		1,197,173		1,293,347	1,143,947
Proceeds from disposal of investment securities		71,308		119		1,210	1,070
Acquisition of investment securities		(164,014)		(752,164)		(1,155,326)	(1,021,870)
Increase in long-term loans, net		(177,278)		(2,628)		(302,684)	(267,720)
Acquisition of intangible assets		(360,604)		(249,677)		(59,437)	(52,571)
Increase (decrease) in other non-current assets, net		(157,363)		(330,207)		214,290	189,537
Increase (decrease) in short-term financial instruments, net		1,357,132		97,787		(205,340)	(181,620)
Decrease in current portion of long-term loans, net		23,095		39,616		38,227	33,811

Net cash used in investing activities		(7,142,953)		(11,011,672)		(10,888,680)	(9,630,887)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		9,887,176		11,821,305		11,511,316	10,181,599
Proceeds from borrowings under conditional agreements		3,032		3,447		2,041	1,805
Repayment of long-term debt		(4,681,712)		(5,964,054)		(5,790,266)	(5,121,410)
Proceed from short-term borrowings, net		509,670		(594,340)		(207,492)	(183,524)
Dividends paid		(492,286)		(45,920)		(32,498)	(28,744)
Settlement of financial derivatives		(211,688)		37,056		316,173	279,651
Other, net		11,023		35,772		53,062	46,933

Net cash provided by financing activities		5,025,215		5,293,266		5,852,336	5,176,310

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(4,689)		661		10,586	9,363
CHANGE IN CASH AND CASH EQUIVALENTS FROM THE TRANSLATION OF FOREIGN SUBSIDIARIES		39,094		16,358		(4,510)	(3,989)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(122,043)		37,104		607,895	537,674
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,574,329		1,452,286		1,489,390	1,317,345

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	1,452,286	(Won)	1,489,390	(Won)	2,097,285	$1,855,019

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS DECEMBER 31, 2009 AND 2010

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

On October 28, 2009, Korea Development Bank (the “KDB”) transferred its 29.95% shares of the Company to Korea Finance Corporation (the “KoFC”); both are wholly owned companies of the Korean Government. As of December 31, 2010, the Korean Government, KoFC, and foreign investors held 21.12%, 29.95% and 23.09%, respectively of the Company’s shares.

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

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise Associate Government Agency, which have been approved by the Korean Ministry of Strategy and Finance and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by those who are informed about Korean accounting principles and practices, the KEPCO Act and Accounting Regulations for Public Enterprise Associate Government Agency. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The Korea Accounting Standards Board (the “KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Company prepared its financial statements as of December 31, 2010 in accordance with Financial Accounting Standards and SKAS in the Republic of Korea.

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

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For downstream sales, the full amount of intercompany profit is eliminated in the consolidated statements of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated as of December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	251,903	55,359	307,262
Intangible assets		3,515	43	3,558
Others		(6,456)	(684)	(7,140)

	(Won)	248,962	54,718	303,680

	Won (millions)
	2010
Account	Controlling interest		Minority interest	Total
Property, plant and equipment	(Won)	308,160	67,141	375,301
Intangible assets		3,177	58	3,235
Others		4,777	(2,589)	2,188

	(Won)	316,114	64,610	380,724

(d)	Consolidated Subsidiaries

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2009	2010
Korea Hydro & Nuclear Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea South-East Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea Midland Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea Western Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea Southern Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

Korea East-West Power Co., Ltd.(*1)	2001	100.0	100.0	Power generation

KEPCO Engineering & Construction Inc.	1977	77.9	77.9	Engineering for utility plant

KEPCO Plant Service & Engineering Co., Ltd.	1984	75.0	75.0	Utility plant maintenance

KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel

KEPCO Knowledge, Data & Network Co., Ltd.	1992	100.0	100.0	Information services

Garolim Tidal Power Plant Co., Ltd.(*4)	2007	49.0	49.0	Power generation

Daegu Green Power Co., Ltd.(*3, *5)	2010	—	41.0	Power generation

KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company

KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company

KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company

KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company

KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company

KEPCO Philippines Corporation(*2)	1995	100.0	100.0	Utility plant rehabilitation and operation

KEPCO Ilijan Corporation(*2)	1997	51.0	51.0	Construction and operation of utility plant

KEPCO SPC Power Corporation	2005	60.0	60.0	Construction and operation of utility plant

KEPCO Lebanon SARL	2006	100.0	100.0	Operation of utility plant

KEPCO Neimenggu International Ltd.	2006	100.0	100.0	Holding Company

Subsidiaries	Year of establishment	Ownership percentage (%)		Primary business
		2009	2010

KEPCO Shanxi international Ltd.	2007	100.0	100.0	Holding Company

KOMIPO Global Pte Ltd.	2007	100.0	100.0	Construction and operation of utility plant

KEPCO Canada Energy Inc.	2008	100.0	100.0	Holding Company

KEPCO Netherlands B.V.	2009	100.0	100.0	Holding Company

KEPCO Imouraren Uranium Investment Ltd.	2009	100.0	100.0	Uranium mine development

KEPCO Australia Pty. Ltd.	2005	100.0	100.0	Resources development

KOSEP Australia Pty. Ltd.	2007	100.0	100.0	Resources development

KOMIPO Australia Pty. Ltd.	2007	100.0	100.0	Resources development

KOWEPO Australia Pty. Ltd.	2007	100.0	100.0	Resources development

KOSPO Australia Pty. Ltd.	2007	100.0	100.0	Resources development

KEPCO Middle East Holding Company(*3)	2008	—	100.0	Holding Company

Qatrana Electric Power Company(*3)	2009	—	80.0	Construction and operation of utility plant

PT Wampu Electric Power(*3, *5)	2008	—	46.0	Construction and operation of utility plant

KHNP Canada Energy Ltd.(*3)	2010	—	100.0	Resources development

KEPCO Canada Uranium Investment Limited Partnership(*3)	2009	—	100.0	Resources development

(*1)	Six new power generation subsidiaries were established on April 2, 2001 through the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

(*2)	Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPHILCO and KEILCO is until January 24, 2011 and June 4, 2022, respectively. At the end of the agreement period, the power plant complex will be transferred to the National Power Corporation in Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. are pledged as collateral to Japan Bank of International Corporation and others.

(*3)	As of December 31, 2010, Daegu Green Power Co., Ltd., KEPCO Middle East Holding Company, Qatrana Electric Power Company, PT Wampu Electric Power, KHNP Canada Energy Ltd. and KEPCO Canada Uranium Investment Limited Partnership were newly included in consolidation.

(*4)	The Company owns less than 50% of the shares of Garolim Tidal Power Plant Co., Ltd. However, as the Company holds power to appoint or remove the majority of the members of the board of directors or equivalent governing body, Garolim Tidal Power Plant Co., Ltd. was included in consolidation.

(*5)	The Company owns less than 50% of the shares of Daegu Green Power Co., Ltd. and PT Wampu Electric Power. However, they are included in consolidation since the Company is the largest shareholder as it holds more than 30% of total issued shares (except non-voting share).

The power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEP)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (EWP)	Thermoelectric power plant in Dangjin

(e)	Affiliates Accounted for Using the Equity Method

Affiliate	Ownership percentage (%)		Primary business
	2009	2010
Korea Gas Corporation	24.5	24.5	Importing and wholesaling LNG
LG Uplus Corporation (formerly LG Telecom)	—	7.5	Telecommunications and Internet access services
Korea Electric Power Industrial Development Co., Ltd.	49.0	29.0	Electricity metering
YTN	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd.	40.0	40.0	Construction and operation of utility plant
SPC Power Corporation	40.0	40.0	Operation of utility plant
Datang Chifang Renewable Power Co., Ltd.	40.0	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	34.0	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	30.0	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd	15.0	15.0	Wind power generating
Hyundai Green Power Co., Ltd.	29.0	29.0	Generating electricity
Cheongna Energy Co., Ltd.	30.0	30.0	Generating and distributing vapor and hot/cold water
PT. Cirebon Electric Power	27.5	27.5	Construction and operation of utility plant
Eco Biomass Energy Sdn. Bhd.	40.0	40.0	Combined heat and power generation and CDM business
Denison Mines Corporation	17.1	17.1	Uranium exploration and development
Rabigh Electricity Company	40.0	40.0	Construction and operation of utility plant
KNOC Nigerian East Oil Co., Ltd.	14.6	14.6	Oil and gas exploration in Nigeria
KNOC Nigerian West Oil Co., Ltd.	14.6	14.6	Oil and gas exploration in Nigeria
Areva NC Expansion	15.0	15.0	Uranium exploration and development
PT. Bayan Resources TBK.	—	20.0	Resources development

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the years ended December 31, 2008, 2009 and 2010, the amounts of capitalized interest were (Won)309,971 million, (Won)293,999 million and (Won)494,430 respectively.

Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and waste electric transformer, unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives as follows:

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	4 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (included in loaded nuclear fuel)	30
Loaded nuclear fuel	—
Capitalized asset retirement cost of nuclear power plants	30 ~ 40
Capitalized asset retirement cost of waste electric transformer	8
Capitalized asset retirement cost of loaded nuclear fuel	—
Others	4 ~ 9

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

As described in Note 23, under the new regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (“PCBs”), a toxin, from the insulating oil of its transformers by 2015. According to the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company recognized related costs as a liability and capitalized the amount related to all existing utility plants.

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

Under the equity method of accounting, unrealized gains and losses on transactions with an investee are eliminated to the extent of the Company’s interest in the investee. However, unrealized gains and losses from a down-stream transaction with a subsidiary are eliminated in its entirety.

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

A roll-forward of the allowance for doubtful accounts of trade receivables is as follows:

	Won (millions)
	2008		2009	2010

Balance at beginning of the year	(Won)	53,924	48,161	61,094
Provision for bad debts		20,616	28,397	2,217
Reversal of allowance for doubtful accounts		(2,173)	(726)	(18,538)
Write off		(24,206)	(14,738)	(13,812)

Balance at end of the year	(Won)	48,161	61,094	30,961

(n)	Inventories

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

Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company purchased individual severance insurance deposits, which meet the funding requirement for tax deduction purposes, in which the beneficiary is the respective employee, with a balance of (Won)490,061 million and (Won)378,612 million as of December 31, 2009 and 2010, respectively, and are presented as a deduction from the accrual of retirement and severance benefits.

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

Since the beginning of the current year, the Company provides defined contribution benefit plans to its employees and associated benefit plan assets or pension assets are deducted from a provision for severance indemnities liabilities. If an employee’s service period met the requirements to receive the benefit payment and elected to be the recipient of such severance payment upon termination, present value of total severance liability to be paid to the terminated employee subsequent to the balance sheet date is estimated, recorded as a severance payable and deducted from a provision for severance indemnities liabilities.

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

The Company and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)1,167.6 and (Won)1,138.9 to USD1, the rate of exchange on December 31, 2009 and 2010, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

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

In October 2004, Korea Accounting Standard Board issued SKAS No. 17, “Provision and Contingent Liability & Asset.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset included in property, plant and equipment. The liability for decommissioning costs is adjusted based on management’s best estimates on each end of the reporting period. Under SKAS No. 17, the discount rate was set at the date of adoption (January 1, 2004) and such rate is applied in all future periods. In addition, any new obligation arising from new plant would use the discount rate in effect at the time plant commences operations. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company subsequently depreciates the asset retirement costs of nuclear power plants and the asset retirement costs of loaded nuclear fuel using the straight-line and units-of-production depreciation method, respectively.

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

(i)	Cost of Inventory

Company	Raw material(*)	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	—	Moving average
Korea Western Power Co., Ltd.	—	Weighted-average	Weighted-average
KEPCO Engineering & Construction Inc.	—	FIFO	FIFO
KEPCO Nuclear Fuel Co., Ltd.	—	Weighted-average	—
KEPCO Knowledge, Data & Network Co., Ltd.	Moving-average	—	Moving-average
KEPCO Philippines Corporation	—	Weighted-average	Weighted-average
KEPCO Ilijan Corporation	—	Weighted-average	Weighted-average

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining-balance	Declining-balance	Declining-balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	—	—	—	Declining-balance
KEPCO Plant Service & Engineering Co., Ltd.	—	—	—	Declining-balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	—
KEPCO Knowledge, Data & Network Co., Ltd.	Straight-line	Straight-line	Straight-line	—
KEPCO Philippines Corporation	Straight-line	Straight-line	Straight-line	—
KEPCO Ilijan Corporation	Straight-line	Straight-line	Straight-line	—

(ad)	Elimination of Investments and Shareholders’ Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the KEPCO’s investments against the related investees’ shareholders’ equity at December 31, 2010 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount

Common stock	(Won)	3,956,596	Investments in affiliates	(Won)	19,675,121
Capital surplus		15,937,035	Consolidated capital surplus		2,147
Capital adjustments		(280)	Consolidated capital adjustments		(178)
Retained earnings		9,450,775	Consolidated retained earnings		9,220,766
Accumulated other comprehensive income		(27,102)	Accumulated other comprehensive income		(27,608)
			Minority interests		446,776

	(Won)	29,317,024		(Won)	29,317,024

(ae)	Reclassification in the prior year’s financial statements

For the purpose of improving the quality of the Company’s report, certain reclassifications have been made in the prior year’s financial statements to conform to the classifications used in the current year. The reclassification of prior year’s financial statements had no impact on equity or net income.

(2) Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2010, have been translated into United States dollars at the rate of (Won)1,130.6 to USD1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2010. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3) Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of December 31, 2009 and 2010, the Company has a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2010, as announced by the Minister of Land and Transportation and Maritime Affairs is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land—utility plant, transmission and distribution sites and other	(Won)	6,402,061	9,754,910

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the years ended December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009
	Book value as of January 1, 2009		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2009
Land	(Won)	6,296,608	26,527	(160,315)	—	208,048	6,370,868
Buildings		7,267,266	15,087	(21,090)	(684,783)	329,857	6,906,337
Structures		29,821,715	288	(8,678)	(1,387,818)	2,302,908	30,728,415
Machinery		17,919,407	53,286	(52,348)	(3,396,540)	3,155,796	17,679,601
Vehicles		31,211	7,875	(787)	(18,552)	6,706	26,453
Loaded nuclear fuel		1,060,951	—	—	(447,294)	536,151	1,149,808
Capitalized asset retirement cost		1,807,794	—	—	(269,711)	167,792	1,705,875
Others		748,876	105,547	(3,008)	(203,477)	61,452	709,390
Construction in-progress		10,177,567	11,035,355	—	—	(6,303,753)	14,909,169
Construction grants		(5,336,110)	(1,197,173)	—	393,490	(12,692)	(6,152,485)

	(Won)	69,795,285	10,046,792	(246,226)	(6,014,685)	452,265	74,033,431

	Won (millions)
	2010
	Book value as of January 1, 2010		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2010
Land	(Won)	6,370,868	28,922	(67,592)	—	69,863	6,402,061
Buildings		6,906,337	18,917	(7,375)	(714,452)	602,460	6,805,887
Structures		30,728,415	3,098	(577)	(1,471,903)	2,603,952	31,862,985
Machinery		17,679,601	243,664	(22,059)	(3,362,717)	3,007,709	17,546,198
Vehicles		26,453	2,368	(6)	(17,405)	21,365	32,775
Loaded nuclear fuel		1,149,808	—	—	(490,574)	430,857	1,090,091
Capitalized asset retirement cost		1,705,875	—	—	(282,142)	317,217	1,740,950
Others		709,390	72,513	(557)	(207,469)	94,251	668,128
Construction in-progress		14,909,169	10,444,251	—	—	(5,609,270)	19,744,150
Construction grants		(6,152,485)	(1,293,347)	—	329,564	122,556	(6,993,712)

	(Won)	74,033,431	9,520,386	(98,166)	(6,217,098)	1,660,960	78,899,513

(*)	Others include transfers between asset categories, acquisition of capitalized asset retirement cost, and other non-cash items.

(4) Insured Assets

Insured assets as of December 31, 2010 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Property, Plant and Equipment	Fire insurance	(Won)	1,217,868
Property, Plant and Equipment	Nuclear property insurance		1,719,779
Inventory and Property, Plant and Equipment	Construction and shipping insurance		17,757,555
Property, Plant and Equipment	General insurance		30,205,132
Property, Plant and Equipment	Construction insurance		4,935,478
Inventory and Property, Plant and Equipment	Shipping insurance		3,380,302
Property, Plant and Equipment	Others		11,141,103

			70,357,217

In addition, as of December 31, 2010, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accidents, construction and other general insurance for its utility plants and inventories and general insurance for vehicles.

(5) Intangible Assets

Changes in intangible assets for the years ended December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009
	Book value as of January 1, 2009		Acquisitions	Amortization	Others(*1)	Book value as of December 31, 2009
Port facility usage right	(Won)	81,243	—	(6,601)	—	74,642
Water usage right		40,314	—	(16,952)	(293)	23,069
Dam usage right		6,109	—	(145)	—	5,964
Electricity usage right		38,935	5,498	(97,495)	66,610	13,548
Future radioactive wastes repository sites usage rights(*2)		300,000	—	—	(300,000)	—
Computer software and capitalized research and development costs		188,517	19,081	(71,315)	14,603	150,886
Others		291,729	225,098	(35,681)	(66,910)	414,236

	(Won)	946,847	249,677	(228,189)	(285,990)	682,345

	Won (millions)
	2010
	Book value as of January 1, 2010		Acquisitions	Amortization	Others (*1)	Book value as of December 31, 2010
Port facility usage right	(Won)	74,642	—	(6,601)	—	68,041
Water usage right		23,069	—	(17,663)	—	5,406
Dam usage right		5,964	—	(144)	—	5,820
Electricity usage right		13,548	—	(10,793)	8,561	11,316
Computer software and capitalized research and development costs		150,886	18,545	(60,954)	33,476	141,953
Others		414,236	40,892	(32,873)	(198,939)	223,316

	(Won)	682,345	59,437	(129,028)	(156,902)	455,852

(*1)	Others include transfers between asset categories and other non-cash items.

(*2)	In November 2005, Gyeongju City was selected as the repository site for Low and Intermediate- Level Radioactive Waste (LILRW). In relation to this future repository site, the Korean government enacted the ‘Special Act for the Region Hosting a Low and Intermediate Radioactive Waste Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company was obligated to pay (Won)300,000 million to the region to build the repository site. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities at December 31, 2005. The Company paid the entire amount in 2006.

In 2009, the Company reclassified (Won)300,000 million from intangible asset to other accounts receivable related to the disposal of its radio-asset waste facilities to Korea Radio-active Waste Management Corporation (KRMC). (Refer to note 22 and 38(j) for further information)

In addition, the Company expensed research and development cost amounting to (Won)618,008 million, (Won)575,473 million and (Won)670,607 million for the years ended December 31, 2008, 2009 and 2010, respectively.

(6)	Investment Securities

(a)	Short-term Investment securities as of December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009		2010
Trading Securities	(Won)	9,980	—
Held-to-maturity securities		440	509

	(Won)	10,420	509

Held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009
	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1):
Kanglim Co., Ltd.(*2)	(Won)	208	(Won)	118
Cockatoo Coal Ltd.(*2)		20,290		20,176
PT Adaro Energy Tbk(*2)		71,544		102,803
Korea Power Exchange(*4)		127,839		116,966
Korea Waterbury Uranium Limited Partnership		3,429		3,429
Datang Chaoyang Renewable Power Co., Ltd.		2,385		2,385
Hyundai Energy Co., Ltd.		5,141		5,141
Other securities		25,453		25,069

		256,289		276,087

Held-to-maturity:
Government and municipal bonds		2,330		2,330

	(Won)	258,619	(Won)	278,417

	Won (millions)
	2010
	Acquisition cost		Book value
Available-for-sale:
Equity securities(*1):
Kanglim Co., Ltd.(*2)	(Won)	208	(Won)	168
Ssangyong Motor Co., Ltd.(*2)		428		325
Korea District Heating Corp.(*2, *3)		195,428		179,541
Cockatoo Coal Ltd.(*2)		20,290		30,612
PT Adaro Energy Tbk(*2)		71,544		152,804
Korea Power Exchange(*4)		127,839		105,184
SET Holdings(*5)		229,255		195,262
Korea Waterbury Uranium Limited Partnership		11,135		11,135
Datang Chaoyang Renewable Power Co., Ltd.		17,458		17,458
Hyundai Energy Co., Ltd.		32,395		32,395
KEPCO Bylong Australia Pty., Ltd.		464,586		464,586
Other securities		63,834		61,240

		1,234,400		1,250,710

Held-to-maturity:
Government and municipal bonds		2,142		2,142

	(Won)	1,236,542	(Won)	1,252,852

(*1)	The equity securities other than listed securities are non-marketable securities and are stated at cost due to the lack of available information to determine its fair value.

(*2)	The listed shares are evaluated with closing price as of December 31, 2010 and unrealized gains and losses of available-for-sale securities are recognized under accumulated other comprehensive income (loss).

(*3)	The stock of Korea District Heating Co., Ltd. was listed on the Korea Exchange on January 29, 2010. The Company did not participate in the paid-in capital increase due as part of the public listing of Korea District Heating Co., Ltd. As a result, the Company’s ownership interest in Korea District Heating Co., Ltd decreased from 26.07% to 19.55%. Thus, the Company could no longer apply the equity method on investments in Korea District Heating Co., Ltd.; the Company reclassified the remaining balance of its investment securities using the equity method to available-for-sale securities. The Company also reclassified unrealized equity loss of affiliates of (Won)1,353 million related to the investment as loss on valuation of available-for-sale securities.

(*4)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, considering the purpose of establishment and articles of incorporation of Korea Power Exchange, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale at fair value. Based on the valuation report by the third party, the Company recorded valuation loss of (Won)22,656 million for its investment in Korea Power Exchange, which have been accounted for as accumulated other comprehensive income in 2010.

(*5)	In 2009, the Company accounted for its investment in SET Holdings as an equity method investment. However, during the current period, as the company has less than 20% investment in SET Holdings and has determined that it does not have significant influence over SET, the company has reclassified its investment as an available-for-sale security at fair value. Based on the valuation report by the third party, the Company recorded valuation loss of (Won)33,993 million for its investment in SET Holdings, which have been accounted for as accumulated other comprehensive income in 2010.

(c)	Investments accounted for using the equity method as of December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	(Won)	94,500	1,256,891	1,256,891
Korea District Heating Co., Ltd.	26.1		5,660	226,596	226,596
LG Powercom Corporation	38.8		323,470	351,349	326,096
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	26,553	26,553
YTN	21.4		59,000	35,074	35,076
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		16,500	18,131	18,131
SPC Power Corporation	40.0		20,635	28,691	28,580
Datang Chifang Renewable Co., Ltd.	40.0		78,574	108,998	108,997
Gemeng International Energy Group Co. Ltd.	34.0		413,153	546,300	546,300
KEPCO Energy Resource Nigeria Limited.	30.0		8,463	7,267	7,267
Gangwon Wind Power Co., Ltd.	15.0		5,725	7,360	7,412
Hyundai Green Power Co. Ltd.	29.0		38,135	36,253	36,253
Cheongna Energy Co., Ltd.	30.0		18,200	16,870	16,946
PT. Cirebon Electric Power	27.5		35,999	37,343	37,343
Eco Biomass Energy Sdn. Bhd.	40.0		6,529	6,529	6,529
Denison Mines Corporation	17.1		84,134	152,479	64,176
Rabigh Electricity Company	40.0		1,357	(2,069)	—
KNOC Nigerian East Oil Co., Ltd.	14.6		12	(4,048)	—
KNOC Nigerian West Oil Co., Ltd.	14.6		12	(3,644)	—
SET Holdings	2.5		229,255	229,255	229,255
Areva NC Expansion	15.0		285,465	55,229	285,465

		(Won)	1,732,765	3,137,407	3,263,866

	Won (millions)
	2010
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation(*1)	24.5	(Won)	94,500	1,295,617	1,295,617
LG Uplus Corp. (formerly LG Telecom)(*1,*2,*3)	7.5		329,552	294,436	350,261
Korea Electric Power Industrial Development Co., Ltd.(*1)	29.0		4,727	17,473	17,473
YTN(*1)	21.4		59,000	35,569	35,569
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		16,682	21,485	21,485
SPC Power Corporation	40.0		20,635	31,830	31,830
Datang Chifang Renewable Co., Ltd.	40.0		98,631	134,822	134,822
Gemeng International Energy Group Co. Ltd.	34.0		413,153	531,476	531,476
KEPCO Energy Resource Nigeria Limited.	30.0		8,463	6,867	6,867
Gangwon Wind Power Co., Ltd.(*2)	15.0		5,725	8,527	8,527
Hyundai Green Power Co. Ltd.	29.0		38,135	43,114	43,114
Cheongna Energy Co., Ltd.(*4)	30.0		30,000	26,018	26,075
PT. Cirebon Electric Power	27.5		35,999	20,985	20,985
Eco Biomass Energy Sdn. Bhd.	40.0		6,529	9,661	9,661
Denison Mines Corporation(*1,*2)	17.1		84,134	157,303	80,063
Rabigh Electricity Company	40.0		1,357	(27,567)	—
KNOC Nigerian East Oil Co., Ltd.(*2)	14.6		12	(7,262)	—
KNOC Nigerian West Oil Co., Ltd.(*2)	14.6		12	(6,642)	—
Areva NC Expansion(*2)	15.0		285,465	53,034	283,270
PT. Bayan Resources TBK.(*1)	20.0		615,860	76,762	614,763

		(Won)	2,148,571	2,723,508	3,511,858

(*1)	The quoted market value (based on closing price at the Korea Stock Exchange) of Korea Gas Corporation, LG Uplus Corp. (formerly LG Telecom), Korea Electronic Power Industrial Development Co., Ltd. and YTN as of December 31, 2010 was (Won)916,650 million, (Won)275,395 million, (Won)124,320 million and (Won)33,120 million respectively.

Denison Mines Corporation is listed on the Toronto Stock Exchange and New York Stock Exchange, and as of December 31, 2010, the quoted market value based on the Toronto Stock Exchange was (Won)225,206 million ((Won)225,912 million based on the New York Stock Exchange). Also, PT Bayan Resources TBK is listed on the Indonesia Stock Exchange, and as of December 31, 2010, the quoted market value was (Won)1,519,200 million.

(*2)	Despite holding less than 20% of the total number of voting stock of LG Uplus Corp. (formerly LG Telecom), Gangwon Wind Power Co., Ltd., Denison Mines Corporation, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd. and Areva NC Expansion, the Company utilizes the equity method of accounting to the investment, as the Company has significant influence over the operating and financial policies of those entities.

(*3)	As LG Uplus Corp. (formerly LG Telecom) merged with LG Powercom on January 5, 2010, shares of LG Powercom which the Company owns was exchanged for shares of LG Uplus Corp. (formerly LG Telecom).

(*4)	Korea Western Power Co., Ltd. (the wholly owned subsidiary) pledged as collateral its investment securities in Cheongna Energy Co., Ltd. to Korea Exchange Bank and Hana Bank, for the payment guarantee it provides on Cheongna Energy Co., Ltd.’s PF borrowings through the aforementioned banks.

(d)	Changes in investments under the equity method for the years ended December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009
	Book value as of January 1, 2009		Equity income (loss) of affiliates	Others(*1)	Book value as of December 31, 2009
Korea Gas Corporation	(Won)	1,022,928	27,164	206,799	1,256,891
Korea District Heating Co. Ltd.		186,445	39,110	1,041	226,596
LG Powercom Corporation		384,901	1,831	(60,636)	326,096
Korea Electric Power Industrial Development, Ltd.		28,717	3,607	(5,771)	26,553
YTN		29,991	5,283	(198)	35,076
Gansu Datang Yumen Wind Power Co., Ltd.		14,256	76	3,799	18,131
SPC Power Corporation		30,507	3,661	(5,588)	28,580
Datang Chifang Renewable Co., Ltd.		105,734	10,979	(7,716)	108,997
Gemeng International Energy Group Co. Ltd.		591,911	816	(46,427)	546,300
KEPCO Energy Resource Nigeria Limited.		8,646	(666)	(713)	7,267
Gangwon Wind Power Co., Ltd.		7,093	1,170	(851)	7,412
Hyundai Green Power Co. Ltd.		37,218	(892)	(73)	36,253
Cheongna Energy Co., Ltd.		4,823	(320)	12,443	16,946
PT. Cirebon Electric Power		54,096	—	(16,753)	37,343
Eco Biomass Energy Sdn. Bhd.		—	—	6,529	6,529
Denison Mines Corporation		—	(17,788)	81,964	64,176
Rabigh Electricity Company		—	(44,889)	44,889	—
KNOC Nigerian East Oil Co., Ltd.		—	(3,506)	3,506	—
KNOC Nigerian West Oil Co., Ltd.		—	(3,163)	3,163	—
SET Holdings		—	—	229,255	229,255
Areva NC Expansion		—	—	285,465	285,465

	(Won)	2,507,266	22,473	734,127	3,263,866

	Won (millions)
	2010
	Book value as of January 1, 2010		Equity income (loss) of affiliates	Others(*1)	Book value as of December 31, 2010
Korea Gas Corporation	(Won)	1,256,891	55,968	(17,242)	1,295,617
Korea District Heating Co. Ltd.		226,596	—	(226,596)	—
LG Uplus Corp. (formerly LG Telecom)(*2)		326,096	20,499	3,666	350,261
Korea Electric Power Industrial Development, Ltd.(*3)		26,553	9,410	(18,490)	17,473
YTN		35,076	768	(275)	35,569
Gansu Datang Yumen Wind Power Co., Ltd.		18,131	3,090	264	21,485
SPC Power Corporation		28,580	6,231	(2,981)	31,830
Datang Chifang Renewable Co., Ltd.		108,997	22,939	2,886	134,822
Gemeng International Energy Group Co. Ltd.		546,300	(22,586)	7,762	531,476
KEPCO Energy Resource Nigeria Limited.		7,267	(136)	(264)	6,867
Gangwon Wind Power Co., Ltd.(*2)		7,412	1,547	(432)	8,527
Hyundai Green Power Co. Ltd.		36,253	6,861	—	43,114
Cheongna Energy Co., Ltd.(*2)		16,946	(2,551)	11,680	26,075
PT. Cirebon Electric Power		37,343	(2,586)	(13,772)	20,985
Eco Biomass Energy Sdn. Bhd.		6,529	—	3,132	9,661
Denison Mines Corporation(*2)		64,176	(815)	16,702	80,063
Rabigh Electricity Company(*4)		—	(20,765)	20,765	—
KNOC Nigerian East Oil Co., Ltd.		—	(3,586)	3,586	—
KNOC Nigerian West Oil Co., Ltd.		—	(3,339)	3,339	—
SET Holdings		229,255	—	(229,255)	—
Areva NC Expansion(*2)		285,465	418	(2,613)	283,270
PT. Bayan Resources TBK.(*2)		—	4,110	610,653	614,763

	(Won)	3,263,866	75,477	172,515	3,511,858

(*1)	Others is composed of acquisition (disposal)/transfers of investment, dividends and the changes in values in equity due to capital surplus and gain (loss) on investment securities in accumulated other comprehensive income.

(*2)	Details of changes in the differences between the acquisition cost and net asset value of investments under the equity method for the year ended December 31, 2010 is as follows:

	Won (millions)
	Beginning balance	Acquisition	Amortization (Reversal)	Ending balance
LG Uplus Corporation	—	70,602	(14,777)	55,825
Gangwon Wind Power Co., Ltd	49	—	(49)	—
Cheongna Energy Co., Ltd.	76	—	(19)	57
Denison Mines Corporation	(88,303)	—	11,063	(77,240)
Areva NC Expansion	230,236	—	—	230,236
PT. Bayan Resources TBK.	—	541,426	(3,425)	538,001

Total	142,058	612,028	(7,207)	746,879

The Company’s portion on the negative accumulated other comprehensive income amounts were (Won)27,510 million and (Won)22,896 million, and positive accumulated other comprehensive income amounts of (Won)465,451 million and (Won)447,437 million as of December 31, 2009 and 2010, respectively. Such unrealized gains and losses on equity securities are accounted for as accumulated other comprehensive income within the Company’s shareholders’ equity.

(*3)	As the Company sold a 20% stake of Korea Electric Power Industrial, the Company recorded gain on disposal of investment securities of (Won)22,518 million as non-operating income.

(*4)	As of December 31, 2010, unrealized profits of (Won)65,654 million from transactions with the investment were eliminated.

(e)	Summary of unrecognized equity in accumulated other comprehensive income of affiliates, subsequent to the discontinuation of the equity method of accounting, due to the investment balance being zero, as of December 31, 2009 and 2010 is as follows:

	Won (millions)
	2009		2010
Rabigh Electricity Company	(Won)	(3,426)	(28,924)
KNOC Nigerian East Oil Co., Ltd.		(555)	(182)
KNOC Nigerian West Oil Co., Ltd.		(495)	(152)

	(Won)	(4,476)	(29,258)

(f)	Summarized financial information regarding investments under the equity method as of and for the years ended December 31, 2009 and 2010 is shown in the following table (Won in millions).

	2009
Affiliated Companies	Total Assets		Total Liabilities	Sales	Net Income(Loss)
Korea Gas Corporation	(Won)	22,933,499	17,794,943	19,391,829	215,404
Korea District Heating Co.		2,902,148	2,032,962	1,248,195	149,179
LG Powercom Corporation		2,043,231	1,137,621	1,468,313	25,853
Korea Electric Power Industrial Development Co., Ltd.		124,685	67,736	125,303	4,718
YTN		329,654	165,974	105,432	26,038
Gansu Datang Yumen Wind Power Co., Ltd.		135,760	90,256	11,583	189
SPC Power Corporation		87,873	13,369	27,507	9,479
Datang Chifeng Renewable Co., Ltd.		877,027	604,504	97,018	28,293
Gemeng International Energy Group Co., Ltd.		1,611,481	4,714	—	(14,013)
KEPCO Energy Resource Nigeria Limited.		33,990	9,767	—	(878)
Gangwon Wind Power Co.		148,096	99,025	28,603	8,060
Hyundai Green Power Co., Ltd.		376,924	251,915	—	(3,076)
Cheongna Energy Co., Ltd.		223,220	166,985	3,024	(1,011)
PT. Cirebon Electric Power		433,702	300,686	—	(3,879)
Eco Biomass Energy Sdn. Bhd.		10,919	—	—	—
Denison Mines Corporation		1,064,202	171,097	61,507	(141,534)
Rabigh Electricity Company		790,210	795,382	—	—
KNOC Nigerian East Oil Co., Ltd.		256,243	283,919	—	—
KNOC Nigerian West Oil Co., Ltd.		153,075	177,994	—	—
SET Holdings		2,351,637	11,795	—	—
Areva NC Expansion		102,709	7	—	—

	2010
Affiliated Companies	Total Assets		Total Liabilities	Sales	Net Income(Loss)
Korea Gas Corporation	(Won)	24,292,411	18,995,531	22,611,376	206,216
LG Uplus Corp. (formerly LG Telecom)		8,376,670	4,429,801	6,467,408	562,818
Korea Electric Power Industrial Development Co., Ltd.		107,529	47,278	241,644	18,208
YTN		316,535	150,558	116,676	5,121
Gansu Datang Yumen Wind Power Co., Ltd.		135,697	81,985	14,712	4,676
SPC Power Corporation		92,381	12,805	24,239	15,605
Datang Chifeng Renewable Co., Ltd.		1,040,214	703,160	116,416	42,942
Gemeng International Energy Group Co., Ltd.		4,251,804	2,688,636	768,528	(62,287)
KEPCO Energy Resource Nigeria Limited.		31,524	8,634	5,843	493
Gangwon Wind Power Co.		162,533	105,684	19,949	7,106
Hyundai Green Power Co., Ltd.		509,667	361,000	76,224	24,167
Cheongna Energy Co., Ltd.		332,163	245,437	6,963	(7,467)
PT. Cirebon Electric Power		730,804	654,495	—	(9,402)
Eco Biomass Energy Sdn. Bhd.		24,153	—	—	—
Denison Mines Corporation		1,084,773	163,256	148,371	(6,437)
Rabigh Electricity Company		1,193,950	1,262,867	—	—
KNOC Nigerian East Oil Co., Ltd.		254,420	304,057	—	(8,311)
KNOC Nigerian West Oil Co., Ltd.		153,399	198,800	—	(7,865)
Areva NC Expansion		393,410	39,849	—	2,790
PT. Bayan Resources TBK.		1,048,244	664,435	1,111,654	37,673

(7) Loans to Employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2009 and 2010.

	Won (millions)
	2009		2010
Current portion of long-term loans	(Won)	42,175	43,605
Long-term loans		441,808	456,175

	(Won)	483,983	499,780

(8) Other Non-current Assets

Other non-current assets as of December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009		2010
Leasehold deposits	(Won)	277,327	278,663
Assets received from KEDO (Note 33(d))		93,519	66,738
Loans for oversea business		372,972	283,534
Others		147,042	139,351

	(Won)	890,860	768,286

(9) Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for certain business purposes as of December 31, 2009 and 2010 as follows:

	Won (millions)
	2009		2010
Cash and cash equivalents	(Won)	77,469	68,463
Short-term financial instruments		65,858	73,929
Long-term financial instruments		5	5

	(Won)	143,332	142,397

(10) Inventories

Inventories as of December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009		2010
Raw materials(*)	(Won)	2,346,478	2,564,865
Supplies		1,066,922	595,478
Other		481,478	319,347

	(Won)	3,894,878	3,479,690

(*)	As of December 31, 2009 and 2010 the Company has nuclear fuel in process amounting to (Won)1,590,958 million and (Won)1,859,535 million, respectively.

(11) Other Current Assets

Other current assets as of December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009		2010
Current portion of long-term loans	(Won)	45,468	44,526
Accrued income		48,090	54,567
Advance payments		43,510	26,417
Prepaid expenses		35,497	154,158
Others		76,537	46,414

	(Won)	249,102	326,082

(12) Shareholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of common stock and non-voting preferred stock, par value (Won)5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As of December 31, 2010, 641,567,712 shares of common stock have been issued.

(b)	Capital Surplus

Capital surplus as of December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009		2010
Paid-in capital in excess of par value	(Won)	835,140	835,140
Reserves for asset revaluation		12,552,973	12,552,973
Tax adjustment related to asset revaluation		742,125	742,125
Other capital surplus		538,325	634,393

	(Won)	14,668,563	14,764,631

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation can be used for capital injection or offset against any accumulated deficit by resolution of the shareholders.

(13) Capital Adjustments

Capital adjustments of December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009		2010
Treasury stock(*)	(Won)	741,489	741,489

(*)	The Company has 18,929,955 shares of treasury stock amounting to (Won) 741,489 million as of December 31, 2009 and 2010 for the purpose of stock price stabilization.

(14) Accumulated Other Comprehensive Income

Accumulated other comprehensive income, net of tax as of December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009		2010
Gain on valuation of available-for-sale securities, net	(Won)	14,327	15,734
Equity in other comprehensive income of affiliates		437,941	424,541
Overseas operation translation credit		(36,901)	(19,733)
Gain on valuation of cash flow hedges (Note 25)		71,844	33,386

	(Won)	487,211	453,928

(15) Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009		2010
Involuntary:
Legal reserve(*1)	(Won)	1,603,919	1,603,919
Voluntary:
Reserve for investment on social overhead capital(*2)		5,277,449	5,277,449
Reserve for research and human resources Development(*2)		330,000	330,000
Reserve for business expansion		16,088,363	16,010,651
Reserve for dividend equalization		210,000	210,000

		21,905,812	21,828,100

	(Won)	23,509,731	23,432,019

(*1)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Company’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(*2)	The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(16) Dividends

Details of dividends for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Won (millions, except per share amount)
	Outstanding shares of common stock	Dividend rate	Dividend per share		Total dividend
2008:
Outstanding shares of common stock	622,637,757	—%	(Won)	—	(Won)	—
Treasury shares	18,929,955	—		—		—

	641,567,712				(Won)	—

2009:
Outstanding shares of common stock	622,637,757	—%	(Won)	—	(Won)	—
Treasury shares	18,929,955	—		—		—

	641,567,712				(Won)	—

2010:
Outstanding shares of common stock	622,637,757	—%	(Won)	—	(Won)	—
Treasury shares	18,929,955	—		—		—

	641,567,712				(Won)	—

(17) Short-term Borrowings

Short-term borrowings as of December 31, 2009 and 2010 are as follows:

Currency	Lender	Type	Annual interest rate %	Won (millions)
				2009		2010
Local currency	Shinhan Bank & etc.	Commercial paper & etc.	2.81	(Won)	307,000	50,000
Foreign currency	A.N.Z KOREA & etc.	General & etc.	0.7~1.8		377,480	407,426

				(Won)	684,480	457,426

(18) Long-term Debt

Long-term borrowings as of December 31, 2009 and 2010 are as follows:

(a)	Local Currency Long-term Borrowings

Lender	Type	Annual interest rate	Won (millions)
			2009		2010
Korea Development Bank	Facility	0.50~3.13	(Won)	1,937,702	46,635
Korea Finance Corporation	Facility	2.92~6.32		—	867,222
Ministry of Knowledge Economy	Development of power resource	4.00		10,000	—
Industrial Bank of Korea	Development of power resource	4.00		57,866	32,466
	Facility	4.00		20,000	20,000
	General and others	Base rate – 1.25, 4.00		27,800	39,200
Nonghyup Bank	Development of power resource and others	3.54~4.00		66,875	19,375
Korea Exchange Bank	Development of power resource	4.00		88,000	66,000
	Energy rationalization	2.25~2.75		11,332	9,932
	Facility	2.66~3.38		1,000,000	1,300,000
	Others	CD + 0.25, CD + 0.54, 3.16~6.13		300,000	500,000
Others	General and others	1.25~4.00		314,838	248,016

				3,834,413	3,148,846
Less: Current portion				(1,809,612)	(1,311,209)

			(Won)	2,024,801	1,837,637

(b)	Foreign Currency Long-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2009		2010
Korea Finance Corporation	Project loans	3M Libor+1.63	(Won)	—	161,851
Woori Bank	Project loans	6M Libor+2.5, LIBOR+30bp		103,024	153,395
EXIM Bank	Project loans	6M Libor+3.1		82,420	94,716
	Facility	7.27 p.a. fixed, 10 p.a. fixed		28,109	21,521
	Project loans	Libor+2.6~3.7		—	249,865
USEXIM Bank	Facility	4.48 p.a. fixed		56,120	42,972
Australia Exchange Bank	Project loans	3M Libor + 1.63 (a) 8.28% p.a. fixed and (b) 6M LIBOR		—	23,416
Japan Bank for international cooperation	Facility	+1.20 bps		105,611	80,548
ADB	Project loans	6.19		—	94,716
DBS	Facility	Libor+0.25		—	227,779
IDB	Facility Direct Long term Loan	Libor+3.5		—	64,068
Proparco	Facility Direct Long term Loan	Libor+3.5		—	40,042
ANZ Manila	General	3M Libor+0.70		114,684	—
ANZ Singapore	General	3M Libor+3.05		35,107	—
Others	Facility	8.00		—	14,380

				525,075	1,269,269
Less: Current portion				(193,548)	(42,681)

			(Won)	331,527	1,226,588

(c)	Debentures

	Annual interest rate %	Won (millions)
		2009		2010
Local currency debentures:		(Won)	15,500,000	20,040,000
Electricity bonds	3.35~7.19		5,840,010	6,000,010

Corporate bonds	4.06~7.55		21,340,010	26,040,010

Foreign currency debentures:
FY-93	7.75		408,660	398,615
FY-96	6.00~8.37		296,313	287,762
FY-97	6.75~7.00		367,463	358,431
FY-03	5.12		175,140	170,835
FY-04	4.88~5.75		992,460	968,065
FY-05	5.25		768,850	341,670
FY-06	5.24~5.50		758,940	740,285
FY-07	1.30~5.09		707,179	—
FY-08	3M USD Libor+1.5~1.8, 3M JPY Libor+1.3~1.7, 4.06~5.38		1,596,007	1,611,325
FY-09	3M EuroYenTibor+2.5, 5.5~6.25		1,877,682	1,848,058
FY-10	3M USD Libor+1.0~1.9, 3.0~3.13		—	2,220,855

			7,948,694	8,945,901

			29,288,704	34,985,911
Less: Current portion			(3,775,653)	(4,883,370)
Less: Discount			(76,358)	(77,521)

		(Won)	25,436,693	30,025,020

(d)	Exchangeable Bonds

	Annual interest rate %	Won (millions)
Description		2009		2010
Overseas exchangeable bonds(*)	0.00	(Won)	25,638	45,240
Overseas exchangeable bonds(*)	0.00		24,736	31,250

			50,374	76,490
Less: Current portion			—	—
Plus: Premium on debentures issued			—	—
Less: Discount on debentures issued			(1,500)	(944)
Less: Conversion right adjustment			(1,269)	(939)

Exchangeable bonds, net		(Won)	47,605	74,607

Less: Current portion			—	(76,490)
Less: Current discount on debentures issued			—	944
Less: Current conversion right adjustment			—	939

Total		(Won)	47,605	—

(*)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 at a discounted value of JPY60,810,000,000 and EUR401,700,000, respectively. The main terms of the bonds are as follows:

•	Maturity date: November 23, 2011

•	Amount to be paid at maturity: JPY 61,345,128,000 and EUR 463,320,780

•	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

•	Shares to be exchanged: Common stock of the Company or its equivalent DR

•	Exchange price: (Won)51,000 per share

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

On November 23, 2009, bondholders exercised a put option, 94.72% of JPY60, 810,000 thousand and 95.54% of EUR401,700 thousand. The Company recorded a loss on early repayment of exchangeable bond amounting to (Won)540,593 million.

(e)	Foreign currency debts, by currency, as of December 31, 2009 and 2010 are as follows:

	Won (millions), foreign currency (thousands)
	2009				2010
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Short-term borrowings	USD	244,840	(Won)	285,875	USD	357,736	(Won)	407,426
	PHP	3,616,476		91,605	PHP	—		—

				377,480				407,426

Long-term borrowings	USD	321,414		375,283	USD	727,254		828,269
	PHP	5,913,600		149,792	PHP	9,824,544		255,733
					AUD	160,000		185,267

				525,075				1,269,269

Debentures	USD	5,378,496		6,279,932	USD	7,327,384		8,345,157
	JPY	99,000,000		1,250,192	JPY	43,000,000		600,744
	EUR	250,000		418,570	EUR	—		—

				7,948,694				8,945,901

Exchangeable bond	JPY	3,238,248		25,638	JPY	3,238,248		45,240
	EUR	20,646		24,736	EUR	20,646		31,250

				50,374				76,490

			(Won)	8,901,623			(Won)	10,699,086

(f)	Aggregate maturities of the Company’s long-term debt as of December 31, 2010 are as follows:

	Won (millions)
Year ended December 31	Local currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2011	(Won)	1,311,209	42,681	3,780,000	1,105,287	76,490	6,315,667
2012		686,285	89,148	4,180,000	710,172	—	5,665,605
2013		962,695	308,991	3,980,000	1,595,301	—	6,846,987
2014		42,500	234,864	3,890,000	1,879,814	—	6,047,178
2015		23,411	39,462	3,940,000	1,651,783	—	5,654,656
Thereafter		122,746	554,123	6,270,010	2,003,544	—	8,950,423

	(Won)	3,148,846	1,269,269	26,040,010	8,945,901	76,490	39,480,516

(19) Long-term debt under conditional agreements

Borrowings under conditional agreements as of December 31, 2009 and 2010 are as follows:

			Annual interest rate (%)	Won (In millions)
Lender	Type	Maturity		2009		2010
Korea Resources Corporation(*1)	Overseas business	2022~2026	3 year treasury notes—2.25	(Won)	7,039	10,017
Korea National Oil Corporation(*2)	Oil development business	2021~2023	3 year treasury notes—2.25		8,278	8,278

				(Won)	15,317	18,295

(*1)	The Company has borrowings under conditional agreements from Korea Resources Corporation for overseas resources development projects related to uranium research in Christ and Waterbury, Canada.

(*2)	The Company has borrowings under conditional agreements from Korea National Oil Corporation for overseas resources development projects related to deepwater OPL321 and OPL323 exploration in Nigeria. In case the projects mentioned above fail, the Company is not obliged to repay the principal and interest. The Company shall make additional payments other than the principle and interest after commercial production begins.

(20) Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in Note 18 as of December 31, 2009 and 2010 are as follows:

	Won (millions), foreign currency (thousands)
	2009				2010
	Foreign currency (thousands)(*)		Won equivalent (millions)		Foreign currency (thousands)(*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	USD	162,469	(Won)	189,699	USD	86,663	(Won)	98,662
	AED	—		—	AED	20		6
	PHP	2,575		65	PHP	3,163		82
	INR	111,761		2,803	INR	124,330		3,160
	AUD	4,129		4,315	AUD	3		3
	EUR	1,798		3,011	EUR	2,053		3,107
	IDR	—		—	IDR	72,689		9
	PKR	14,236		199	PKR	7,649		102
	MGA	20,035		12	MGA	666,220		354
Short-term financial instruments	INR	20,664		518	INR	—		—
Short-term loan	USD	2,250		2,627	USD	—		—
Trade receivables	USD	8,138		9,502	USD	21,928		24,972
	EUR	1,899		3,179	EUR	959		1,452
	INR	137,328		3,444	INR	179,708		4,568
	PKR	14,974		209	PKR	14,974		199
Other accounts receivable	USD	4,853		5,666	USD	29		33
	PHP	108		3	PHP	77		2
	INR	48		1	INR	—		—
	EUR	84		141	EUR	—		—
Accrued income	AUD	41		43	AUD	—		—
	INR	291		7	INR	—		—
Advance payments	USD	285		333	USD	—		—
Other current assets	PKR	125		2	PKR	125		2
	PHP	1,506		38	PHP	1,724		45
	INR	7,131		179	INR	10,067		256
	AUD	49		51	AUD	84		98
	IDR	—		—	IDR	90,809		11
	MGA	—		—	MGA	102,674		54
Long-term other accounts receivables	USD	61		71	USD	—		—
Long-term loan	USD	—		—	USD	38,100		43,392
Other non-current assets	USD	449		524	USD	7		8
	EUR	15		25	EUR	523		11
	JPY	520		7	JPY	12,390		19
	CNY	14		2	CNY	14		2

			(Won)	226,676			(Won)	180,609

	Won (millions), foreign currency (thousands)
	2009				2010
	Foreign currency (thousands)(*)		Won equivalent (millions)		Foreign currency (thousands)(*)		Won equivalent (millions)
Liabilities:
Trade payables	USD	443,794	(Won)	518,173	USD	440,041	(Won)	501,163
	EUR	517		866	EUR	653		989
	AED	—		—	AED	2,000		620
	CNY	4,111		703	CNY	—		—
	SEK	270		44	SEK	—		—
	INR	592		15	INR	27,006		686
	AUD	—		—	AUD	11		13
	GBP	84		157	GBP	50		89
	CAD	166		184	CAD	40		45
Other accounts payable	USD	799		933	USD	37,438		42,638
	EUR	664		1,112	EUR	1,361		2,060
	JPY	10,606,304		133,938	JPY	20,862		291
	CAD	327		362	CAD	682		777
	PKR	4,078		57	PKR	1,704		23
	INR	13,144		330	INR	3,695		94
	CHF	101		114	CHF	1,089		1,324
	GBP	22		42	GBP	59		104
	SEK	—		—	SEK	1,042		176
	AUD	—		—	AUD	1		1
Withholdings	USD	80		93	USD	462		527
	EUR	6		10	EUR	—		—
	CAD	36		40	CAD	—		—
Other current liabilities	USD	421		492	USD	430		489
	INR	25,516		640	INR	24,787		630
	AUD	100		105	AUD	175		203

			(Won)	658,410			(Won)	552,942

(*)	Foreign currencies other than USD, JPY and EUR are converted into USD.

(21) Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009		2010

Estimated accrual at beginning of year	(Won)	2,190,771	2,262,829
Provision for retirement and severance benefits		245,470	434,354
Payments		(173,430)	(579,624)
Others		18	3,723

Estimated accrual at end of year		2,262,829	2,121,282
Transfer to National Pension Fund		(88)	(88)
Deposit for severance benefit insurance		(490,061)	(378,612)
Benefit plan assets		—	(54,393)

Net balance at end of year	(Won)	1,772,680	1,688,189

As of December 31, 2010, the future retirement and severance benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Korean Won (in millions)		Translation into U.S. Dollars (Note 2) (in thousands)
2010	(Won)	26,027	USD 23,021
2011		43,378	38,367
2012		77,752	68,770
2013		114,657	101,413
2014		184,430	163,126
2015 - 2019		874,121	773,148

The above amounts were determined based on the employees’ current salary rates as of end of the reporting period and the number of service years that is expected to be accumulated upon their retirement date. The amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

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

As of December 31, 2009 and 2010, the Company has recorded a liability of (Won)5,695,224 million and (Won)5,976,326 million, respectively, for dismantling and decontaminating existing nuclear power plants; consisting of dismantling costs of nuclear plants of (Won)4,498,716 million and (Won)4,694,607 million as of December 31, 2009 and 2010 and storage costs of spent fuel and low & intermediate radioactive waste of (Won)1,196,508 million and (Won)1,281,719 million as of December 31, 2009 and 2010, respectively. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from passage of time and changes in estimate related to either the timing or the amount of the initial estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying statements of operations.

Changes in the liability for decommissioning costs for the years ended December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009		2010
Balance at beginning of year	(Won)	5,470,764	5,695,224
Liabilities incurred		255,360	321,812
Accretion expense for year		223,387	234,528
Payments for year		(254,287)	(275,238)

Balance at end of year	(Won)	5,695,224	5,976,326

(*)	For spent fuel discharged prior to December 31, 2008, the Company has accrued liability of (Won)3,576,369 million as of December 31, 2009 and 2010. Under newly enacted RWMA, the Company is required to pay the disposal costs of spent fuel to KRMC over 15 years, after a 5 year grace period along with an interest of 4.36% per annum. The related accrued interest expenses of (Won)155,821 and (Won)318,545 as of December 31, 2009 and 2010 respectively, are recorded in other long-term liabilities.

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

As of December 31, 2009 and 2010, the Company has recorded a liability of (Won)231,470 million and (Won)278,011 million for inspection and disposal cost related to decontamination of existing transformers, respectively. Actual cost of decontaminating are expected to vary from those because of changes in assumed dates of regulatory requirement, technology, and costs of labor, material and equipment.

(24) Other Current Liabilities

Other current liabilities as of December 31, 2009 and 2010 are as follows:

	Won (millions)
	2009		2010
Advance received	(Won)	61,735	32,030
Withholdings		207,702	226,873
Unearned revenue		87,608	90,439
Dividends payable		17,923	1,473
Others		510,876	538,384

	(Won)	885,844	889,199

(25) Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

(a)	Currency swap contracts as of December 31, 2010 are as follows:

Counterparty	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
	Year	Year	Pay		Receive		Pay (%)	Receive (%)
ANZ	2008	2011	KRW	52,025	USD	50	5.17	3M USD Libor + 1.80
Barclays	2008	2013	KRW	187,020	USD	200	7.5	7.75
Barclays	2006	2016	KRW	94,735	USD	100	5.26	6
Barclays	2010	2014	KRW	126,610	USD	100	5.29	6.25
BNP Paribas	2008	2011	KRW	52,375	USD	50	5.92	3M USD Libor + 1.80
BTMU	2009	2012	KRW	138,018	JPY	10,000	4.1	EuroYenTibor + 2.5
BTMU	2010	2013	KRW	56,525	USD	50	3.92	3M USD Libor + 0.91
CITI	2010	2014	KRW	126,610	USD	100	5.27	6.25
CITI	2010	2015	KRW	116,080	USD	100	3.97	3.125
Credit Agricole	2008	2011	KRW	52,375	USD	50	5.92	3M USD Libor + 1.80
Credit Suisse	2008	2013	KRW	140,265	USD	150	6.94	7.75
CSFB	2006	2016	KRW	94,735	USD	100	5.26	6
CSFB	2009	2013	KRW	197,475	USD	150	5.12	4.75
DBS	2008	2011	KRW	51,730	USD	50	5.78	3M USD Libor + 1.70
DBS	2008	2011	KRW	52,375	USD	50	6.01	3M USD Libor + 1.80
DBS	2010	2013	KRW	226,900	USD	200	3.7	3M USD Libor + 0.25
Deustche Bank	2009	2014	KRW	126,610	USD	100	5.39	6.25
Deutsche Bank	2010	2014	KRW	126,610	USD	100	4.93	6.25
Deutsche Bank	2010	2015	KRW	116,080	USD	100	3.98	3.13
HSBC	2010	2014	KRW	112,320	USD	100	6.71	5.5
HSBC	2010	2015	KRW	116,080	USD	100	3.23	3.13
ING	2008	2011	KRW	50,495	USD	50	6.24	6M USD Libor + 1.50
ING	2010	2012	KRW	117,900	USD	100	3.64	3M USD Libor + 1.37
JP Morgan	2010	2014	KRW	126,610	USD	100	4.93	6.25
MIZUHO	2008	2011	KRW	28,860	JPY	3,000	5.82	3M JPY Libor + 1.70
MIZUHO	2010	2013	KRW	56,750	USD	50	3.92	3M USD Libor + 0.92
Morgan Stanley	2010	2012	KRW	120,000	USD	100	3.75	3M USD Libor + 1.90
Morgan Stanley	2009	2014	KRW	126,610	USD	100	5.32	6.25
Morgan Stanley	2010	2014	KRW	126,610	USD	100	5.3	6.25

Counterparty	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
	Year	Year	Pay		Receive		Pay (%)	Receive (%)
Morgan Stanley	2010	2014	KRW	112,320	USD	100	6.71	5.5
Morgan Stanley	2010	2015	KRW	118,800	USD	100	4.16	3M USD Libor + 1.64
M-UFJ	2010	2015	KRW	116,100	USD	100	4	3M USD Libor + 1.00
Nomura	2009	2014	KRW	253,220	USD	200	5.35	6.25
RBS	2010	2014	KRW	141,125	USD	125	6.78	5.5
RBS	2010	2014	KRW	126,610	USD	100	4.93	6.25
RBS	2010	2015	KRW	116,080	USD	100	3.97	3.13
SMBC	2010	2013	KRW	113,400	USD	100	3.92	3M USD Libor+0.90
UBS	2010	2015	KRW	116,080	USD	100	3.23	3.125
Shinhan Bank	2010	2014	KRW	84,615	USD	75	6.83	5.5
Woori Investment & Securities	2008	2011	KRW	10,346	USD	10	5.78	3M USD Libor + 1.70

(b)	Interest rate swap contracts as of December 31, 2010 are as follows:

	Notional amount in millions		Contract interest rate per annum
Counterparty			Pay (%)	Receive (%)	Term
BNP Paribas	KRW	149,126	4.16	1M USD Libor	2009-2027
JP Morgan Chase Bank	KRW	172,800	4.65	Within 3 years: 4.875 After 4 years: [4.875-(10.9-JPY/KRW Spot rate)]	2005-2011
JP Morgan Chase Bank	KRW	100,000	6.13	3M CD + 0.54	2008-2011
KfW IPEX-Bank GmbH	KRW	149,126	4.16	6M USD Libor	2009-2027
RBS	KRW	100,000	4.79	3M CD + 0.55	2009-2012
Nonghyup Bank	KRW	100,000	4.90	3M CD + 1.05	2010-2015
Nonghyup Bank	KRW	100,000	4.83	3M CD + 0.90	2010-2015
Nonghyup Bank	KRW	50,000	4.77	3M CD + 0.90	2010-2015
Korea Development Bank	KRW	100,000	6.32	3M CD + 0.66	2008-2011
Korea Exchange Bank	KRW	100,000	5.30	3M CD + 0.35	2008-2011
Korea Exchange Bank	KRW	100,000	5.17	3M CD + 0.38	2008-2011
Korea Exchange Bank	KRW	200,000	4.69	3M CD + 0.50	2009-2011
Korea Exchange Bank	KRW	100,000	4.18	3M CD + 0.58	2010-2013
Korea Exchange Bank	KRW	100,000	4.88	3M CD + 0.54	2009-2012
Korea Exchange Bank	KRW	100,000	4.11	3M CD + 0.25	2010-2013

(c)	Currency forward contracts as of December 31, 2010 are as follows:

	Contract Date	Settlement Date	Contract amounts				Contract exchange rate
Counterparty			Receive (millions)		Pay (millions)
Barclays	2010.11.08	2011.02.07	USD	3,968	KRW	4,436	1,117.90
Barclays	2010.12.30	2011.01.03	USD	3,000	KRW	3,408	1,136.10
Barclays	2010.12.31	2011.01.03	USD	3,000	KRW	3,376	1,125.30
BNP	2010.12.07	2011.01.10	USD	2,699	KRW	3,066	1,135.97
BNP	2010.12.30	2011.02.07	USD	10,000	KRW	11,424	1,142.40
Citibank	2010.12.30	2011.02.07	USD	5,000	KRW	5,691	1,138.20
Credit Agricole	2010.12.31	2011.01.03	USD	3,000	KRW	3,382	1,127.20
Credit Suisse	2010.10.13	2011.01.11	USD	5,985	KRW	6,718	1,122.45
Credit Suisse	2010.11.10	2011.02.08	USD	8,885	KRW	9,928	1,117.45
Credit Suisse	2010.12.20	2011.01.24	USD	5,000	KRW	5,811	1,162.10
Credit Suisse	2010.12.29	2011.01.31	USD	4,111	KRW	4,712	1,146.25
Credit Suisse	2010.12.30	2011.02.07	USD	5,000	KRW	5,714	1,142.80
Goldman Sachs	2010.12.21	2011.01.24	USD	716	KRW	825	1,153.05
Goldman Sachs	2010.12.27	2011.01.31	USD	2,242	KRW	2,580	1,150.90
RBS	2010.10.04	2011.01.03	USD	12,107	KRW	13,678	1,129.71
RBS	2010.10.12	2011.01.10	USD	13,177	KRW	14,789	1,122.37
RBS	2010.11.09	2011.02.07	USD	8,000	KRW	8,931	1,116.40
RBS	2010.12.20	2011.01.24	USD	10,000	KRW	11,621	1,162.10
RBS	2010.12.28	2011.01.31	USD	6,000	KRW	6,894	1,149.00
RBS	2010.12.30	2011.01.03	USD	2,065	KRW	2,347	1,136.50
RBS	2010.12.30	2011.01.03	USD	3,000	KRW	3,410	1,136.60
RBS	2010.12.30	2011.02.07	USD	5,000	KRW	5,704	1,140.80
SC First Bank	2010.10.06	2011.01.24	KRW	1,393	USD	1,241	1,123.10
SC First Bank	2010.10.06	2011.02.21	KRW	1,202	USD	1,070	1,124.10
SC First Bank	2010.10.06	2011.03.28	KRW	1,216	USD	1,080	1,125.15
SC First Bank	2010.10.06	2011.04.25	KRW	802	USD	712	1,126.00
SC First Bank	2010.10.06	2011.05.30	KRW	802	USD	712	1,127.20
SC First Bank	2010.10.06	2011.06.27	KRW	1,432	USD	1,269	1,128.10
SC First Bank	2010.10.06	2011.07.25	KRW	804	USD	712	1,129.00
SC First Bank	2010.10.06	2011.08.29	KRW	805	USD	712	1,130.15
SC First Bank	2010.10.06	2011.09.26	KRW	805	USD	712	1,131.00
SC First Bank	2010.10.06	2011.10.24	KRW	806	USD	712	1,131.60
SC First Bank	2010.10.06	2011.11.28	KRW	806	USD	712	1,132.60
SC First Bank	2010.10.06	2011.12.26	KRW	807	USD	712	1,133.20
Korea Exchange Bank	2010.10.04	2011.01.03	USD	2,870	KRW	3,242	1,129.56
Korea Exchange Bank	2010.10.11	2011.01.10	USD	3,137	KRW	3,504	1,116.87
Korea Exchange Bank	2010.10.11	2011.01.10	USD	5,591	KRW	6,244	1,116.87
Korea Exchange Bank	2010.10.12	2011.01.10	USD	10,000	KRW	11,225	1,122.45
Korea Exchange Bank	2010.10.15	2011.01.13	USD	5,027	KRW	5,621	1,118.20
Korea Exchange Bank	2010.11.01	2011.01.31	USD	11,831	KRW	13,296	1,123.80
Korea Exchange Bank	2010.11.01	2011.01.31	USD	3,164	KRW	3,556	1,123.80
Korea Exchange Bank	2010.11.09	2011.02.07	USD	8,024	KRW	8,965	1,117.35
Korea Exchange Bank	2010.11.11	2011.02.09	USD	9,022	KRW	10,027	1,111.40
Korea Exchange Bank	2010.12.02	2011.01.03	USD	10,000	KRW	11,471	1,147.10
Korea Exchange Bank	2010.12.03	2011.01.06	USD	1,000	KRW	1,147	1,147.10
Korea Exchange Bank	2010.12.07	2011.01.03	USD	5,000	KRW	5,736	1,147.10
Korea Exchange Bank	2010.12.10	2011.01.13	USD	1,000	KRW	1,138	1,138.10
Korea Exchange Bank	2010.12.20	2011.01.03	USD	5,000	KRW	5,736	1,147.10
Korea Exchange Bank	2010.12.20	2011.01.06	USD	1,000	KRW	1,147	1,147.10
Korea Exchange Bank	2010.12.20	2011.01.13	USD	1,000	KRW	1,138	1,138.10
Korea Exchange Bank	2010.12.30	2011.01.31	USD	4,000	KRW	4,581	1,145.35
Korea Exchange Bank	2010.12.30	2011.01.31	USD	2,000	KRW	2,286	1,143.10

(d)	Fair value of the financial derivatives as of December 31, 2009 and 2010 are as follows:

	Won (millions)
	Asset derivatives			Liability derivatives
	2009		2010	2009	2010
Cash flow hedging instruments
Non-current asset (liability):
Cross currency swaps	(Won)	618,347	288,131	18,100	32,936
Current asset (liability):
Interest rate swaps		—	—	—	1,179
Cross currency swaps		—	62,179	—	3,713

Total cash flow hedge	(Won)	618,347	350,310	18,100	37,828

Trading instruments
Non-current asset (liability):
Interest rate swaps	(Won)	378	172	5,350	12,772
Cross currency swaps		137,309	87,454	11,533	163,740
Current asset (liability):
Currency forward contracts		23	91	226	775
Interest rate swaps		—	—	2,797	2,936
Cross currency swaps		144,426	37,877	—	2,160

Total trading	(Won)	282,136	125,594	19,906	182,383

Total financial derivatives	(Won)	900,483	475,904	38,006	220,211

(e)	Valuation gains and losses on swap and forward contracts that do not qualify as hedges recorded as other income or expense for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Won (millions)
	2008		2009	2010
Currency swaps
Gains	(Won)	1,365,831	12,193	21,151
Losses		(5)	(382,517)	(226,054)
Interest rate swaps
Gains		—	13,828	2,693
Losses		(23,890)	(300)	(5,445)
Currency forward contracts
Gains		3	18	2,346
Losses		(52)	(226)	(775)

	(Won)	1,341,887	(357,004)	(206,084)

(f)	The gains on currency and interest swap contracts qualifying as cash flow hedges are reflected within accumulated other comprehensive income amounting to (Won)71,844 million and (Won)33,386 million, as of December 31, 2009 and 2010, respectively.

(g)	The transaction gains on derivatives are (Won)127,043 million, (Won)72,957 million and (Won)98,809 million for the years ended December 31, 2008, 2009 and 2010, respectively. The transaction losses on derivatives are (Won)281,157 million, (Won)30,101 million and (Won)95,353 million for the years ended December 31, 2008, 2009 and 2010, respectively. Transaction gains and losses are included in other income (expense) in the accompanying consolidated statements of operations.

(26) Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Won (millions)
	2008		2009	2010
Fuel	(Won)	15,721,978	14,857,559	18,114,518
Labor		2,189,385	1,881,694	2,198,633
Depreciation and amortization		5,314,557	5,423,418	5,442,846
Maintenance		1,592,774	1,622,887	1,299,733
Provision for decommissioning costs/accretion and related expenses		365,617	431,744	196,164
Research and development cost		461,079	464,377	545,901
Others		1,456,142	1,147,608	1,388,125

	(Won)	27,101,532	25,829,287	29,185,920

(27) Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Won (millions)
	2008		2009	2010
Labor	(Won)	651,426	544,668	597,709
Employee benefits		80,001	80,699	77,950
Sales commissions		384,305	384,119	401,895
Compensation for damages		9,317	561	1,437
Depreciation and amortization		138,215	89,423	91,384
Promotion		23,399	18,134	18,227
Commission-others		62,888	83,086	108,443
Bad debts		20,616	28,397	2,217
Maintenance		15,833	13,236	9,348
Research and development cost		106,529	102,914	115,241
Others		247,173	199,419	235,206

	(Won)	1,739,702	1,544,656	1,659,057

(28) Income Tax Expense (Benefit)

(a)	Income tax expense (benefit) for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Won (millions)
	2008	2009	2010
Current income tax expense	(Won)737,426	138,106	321,373
Deferred income tax expense (benefit)	(1,666,990)	232,039	135,648

Income tax expense (benefit)	(Won)(929,564)	370,145	457,021

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2008, 2009 and 2010 for the following reasons:

	Won (millions)
	2008		2009	2010
Provision for income taxes at nominal tax rate	(Won)	(1,107,127)	78,024	105,794
Tax effects of permanent differences:
Dividend income(*1)		(143,743)	(8,107)	(37,576)
Other		3,044	11,567	1,800
Tax effects of investment in subsidiaries(*2)		(39,580)	328,081	561,346
The tax effect of tax rate revision(*3)		270,385	(33,518)	(19,710)
Tax credit		(8,681)	(33,379)	(15,523)
Changes in unrecognized deferred income tax		27,243	2,933	(63,624)
Other, net		68,895	24,544	(75,486)

Actual provision for income taxes	(Won)	(929,564)	370,145	457,021

Effective tax rate		24.2%	114.8%	104.5%

(*1)	Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of dividend income is not taxable. In this regard, certain portions of equity in net income of affiliates are considered permanent differences.

(*2)	Equity income of consolidated subsidiaries was eliminated in the consolidated financial statements. However, tax effect of equity income was not eliminated as disposal gains or losses are taxable or deductible upon sales of subsidiaries.

(*3)	As a result of the revision of income tax law in 2010, 24.2% is applied in 2011 and 22% is applied for fiscal years beginning after January 1, 2012.

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2009 and 2010 are presented below:

	Won (millions)
	2009		2010
Loss on valuation of derivatives	(Won)	(94,528)	(50,571)
Retirement and severance benefits		311,986	345,286
Deferred foreign exchange translation loss		8,213	12,939
Liability for decommissioning costs		1,246,837	1,307,892
Accounts payable—purchase of electricity		177,213	286,043
Deferred tax asset for deficit carryforward		1,605,786	1,571,776
Deferred foreign exchange translation gain		(33,631)	(10,467)
Reserve for social overhead capital investment		(34,589)	(11,846)
Reserve for research and human resource development		(35,943)	(34,821)
Investment in subsidiaries and affiliates		(2,338,845)	(2,737,592)
Capitalized asset retirement costs		(336,494)	(383,009)
Others, net		576,849	637,367

Net deferred tax assets (liabilities)	(Won)	1,052,854	932,997

Total deferred tax assets (liabilities)
Current assets		353,103	786,630
Non-current assets		1,689,851	1,145,548
Current liabilities		(18,023)	(9,065)
Non-current liabilities		(972,077)	(990,116)

	(Won)	1,052,854	932,997

(29) Loss Per Share

Basic loss per common share are calculated by dividing controlling interest in net loss by the weighted-average number of shares of common stock outstanding for each of the years ended December 31, 2008, 2009 and 2010 as follows:

	Won (millions)
	2008		2009	2010
Controlling interest in net loss	(Won)	(2,955,339)	(96,716)	(72,156)
Weighted-average number of common shares outstanding		622,637,717	622,637,717	622,637,717

Basic loss per common share	(Won)	(4,746)	(155)	(116)

Diluted loss per share are calculated by dividing diluted controlling interest in net loss by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2008, 2009 and 2010 as follows:

	Won (millions)
	2008		2009	2010
Controlling interest in net loss	(Won)	(2,955,339)	(96,716)	(72,156)
Exchangeable bond interest		—	—	—

Diluted net loss		(2,955,339)	(96,716)	(72,156)

Weighted-average number of common shares and diluted securities outstanding		622,637,717	622,637,717	622,637,717

Diluted loss per share	(Won)	(4,746)	(155)	(116)

In 2010, diluted loss per share are the same as the basic loss per share due to the anti-dilutive effect.

Exchangeable bonds to be convertible into common stocks as of December 31, 2010 are presented below:

	Exchange price (Won)	Exchange period	Number of shares to be issued
Overseas exchangeable bonds 2nd	51,000	2007.01.04 ~ 2011.11.11	919,908

(30) Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the years ended December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009		2010
Transfer into current portion of debentures	(Won)	1,929,869	4,885,287
Transfer into current portion of long-term borrowings		1,728,332	1,353,890
Transfer into current portion of exchangeable bonds		—	76,490

(31) Transactions and Balances with Related Parties

(a)	The nature of the relationship as of December 31, 2010 is as follows:

The nature of the relationship	Related Party
Shareholder of the Company	Ministry of Knowledge Economy Korea Finance Corporation

Affiliate of the Company

Korea Gas Corporation

LG Uplus Corp. (formerly LG Telecom)

Korea Electric Power Industrial Development Co., Ltd.

YTN

Gansu Datang Yumen Wind Power Co., Ltd.

SPC Power Corporation

Datang Chifang Renewable Co., Ltd.

Gemeng International Energy Group Co., Ltd.

KEPCO Energy Resource Nigeria Limited.

Gangwon Wind Power Co.

Hyundai Green Power Co., Ltd.

Cheongna Energy Co., Ltd.

PT. Cirebon Electric Power

Eco Biomass Energy Sdn. Bhd

Denison Mines Corporation

Rabigh Electricity Company

KNOC Nigerian East Oil Co., Ltd.

KNOC Nigerian West Oil Co., Ltd.

Areva NC Expansion

PT. Bayan Resources TBK.

(b)	Significant transactions between the Company and related parties for the years ended December 31, 2008, 2009 and 2010 are as follows:

		Won (millions)
Related Party	Transactions	2008		2009	2010
Operating revenue and other income:
Korea Gas Corporation		(Won)	4,814	40,672	47,069
Korea District Heating Co., Ltd.	Sales of electricity and others		270,339	212,010	27,756
LG Uplus Corp. (formerly LG Telecom)	”		—	—	128,652
LG Powercom Corporation			73,093	77,238	—
Korea Electric Power Industrial Development Co., Ltd.	”		9,887	9,396	6,348
YTN	”		—	6,861	—
Hyundai Green Power Co., Ltd.	”		—	—	1,162
Cheongna Energy Co., Ltd.	”		—	—	1,274
Rabigh Electricity Company	”		—	44,889	20,765

		(Won)	358,133	391,066	233,026

Operating and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	7,881,723	6,022,633	6,929,719
Korea District Heating Co., Ltd.	Commissions for service and others		456,165	380	53,571
LG Uplus Corp. (formerly LG Telecom)	”		—	—	73,291
LG Powercom Corporation			73,153	71,794	—
Korea Electric Power Industrial Development Co., Ltd.	”		157,766	173,372	194,121
YTN	”		—	560	20

		(Won)	8,568,807	6,268,739	7,250,722

(c)	Receivables and payables arising from related parties transactions as of December 31, 2009 and 2010 are as follows:

		Won (millions)
Related party	Accounts	2009		2010
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	4,677	5,391
Korea District Heating Co., Ltd.	”		42,580	—
LG Powercom Corporation	”		2,603	—
LG Uplus Corporation	”		—	5,379
Korea Electric Power Industrial Development Co., Ltd.	”		181	3,144
Hyundai Green Power Company	”		—	105
Cheongna Energy Co., Ltd.	”		—	1,402
Rabigh Electricity Company	”		227,607	221,990
Datang Chifeng Renewable Power Co., Ltd.	”		93,408	81,114
Others	”		—	22,752

		(Won)	371,056	341,277

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	722,495	1,085,588
Korea District Heating Co., Ltd.	”		2,175	—
LG Powercom Corporation	”		2,691	—
LG Uplus Corporation	”		—	2,471
Korea Electric Power Industrial Development Co., Ltd.	”		14,623	18,674
YTN	”		99	—

		(Won)	742,083	1,106,733

(d)	Long-term debt from related parties as of December 31, 2009 and 2010 are as follows:

			Won (millions)
Lender	Type	interest rate (%)	2009		2010
Korea Finance Corporation	Facility	2.92~6.32	(Won)	—	867,222
	Project loan	3M Libor + 1.63		—	161,851
Ministry of Knowledge Economy	Rural area development	4.0		10,000	—
Less: Current portion				(10,000)	—

			(Won)	—	1,029,073

(e)	The Company has provided guarantees for related companies as of December 31, 2010 as follows:

		Foreign currencies
Guaranteed company	Type	(In thousands)
KNOC Nigerian East Oil Co., Ltd.(*) KNOC Nigerian West Oil Co., Ltd.(*)	Affiliated	USD	59,468

(*)	In August 2005, a consortium consisting of the Company, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and the Company holds 15% of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. Regarding the exploration and development project, the Company provides the Nigeria government with performance guarantee of USD 59,468 thousand.

However, on January 9, 2009, the consortium was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium and refund the prepaid signature bonus. The leader of the consortium, Korea National Oil Corporation has filed a suit in the Nigerian court and won the case on August 21, 2009. As of December 31, 2010, Nigeria’s government has appealed a federal court’s decision and the case is facing the second trial.

(f)	The salaries and other compensations the Company has paid to the key members of management for the year ended December 31, 2010 were as follows:

	Won (In millions)
	2010
	Annual compensation		Average payment
Salaries	(Won)	1,737	(Won)	116
Retirement and severance benefits		58		8

(32) Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the years ended December 31, 2008, 2009 and 2010 are as follows. These were eliminated in consolidation:

		Won (millions)
Consolidated subsidiaries	Transactions	2008		2009	2010
Operating revenue and other income:
KEPCO	Sales of electricity and others	(Won)	631,700	601,710	714,692
Korea Hydro & Nuclear Power Co., Ltd.	”		5,801,584	5,150,848	5,844,745
Korea South-East Power Co., Ltd.	”		3,102,176	3,723,306	4,109,086
Korea Midland Power Co., Ltd.	”		3,608,107	3,714,084	4,795,124
Korea Western Power Co., Ltd.	”		3,687,034	3,809,276	4,781,012
Korea Southern Power Co., Ltd.	”		4,647,023	4,613,557	5,170,151
Korea East-West Power Co., Ltd.	”		3,883,761	3,822,546	4,457,708
Others	Commissions for service and others		1,352,502	1,492,928	1,697,976

		(Won)	26,713,887	26,928,255	31,570,494

Operating and other expenses:
KEPCO(*)	Purchased power and others	(Won)	25,077,826	25,190,362	29,614,096
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		809,484	895,516	954,140
Korea South-East Power Co., Ltd.	”		172,245	185,398	182,828
Korea Midland Power Co., Ltd.	”		198,752	194,730	210,372
Korea Western Power Co., Ltd.	”		182,435	173,284	221,919
Korea Southern Power Co., Ltd.	”		95,618	112,063	155,225
Korea East-West Power Co., Ltd.	”		164,536	156,889	182,938
Others	”		12,991	20,013	48,976

		(Won)	26,713,887	26,928,255	31,570,494

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2009 and 2010 are as follows. These were eliminated in the consolidation:

		Won (millions)
Consolidated subsidiaries	Accounts	2009		2010
Receivables:
KEPCO	Trade receivables and other accounts receivable	(Won)	1,237,686	1,251,319
Korea Hydro & Nuclear Power Co., Ltd.	”		1,172,682	457,936
Korea South-East Power Co., Ltd.	”		811,137	351,819
Korea Midland Power Co., Ltd.	”		415,385	468,837
Korea Western Power Co., Ltd.	”		539,282	480,583
Korea Southern Power Co., Ltd.	”		583,022	498,834
Korea East-West Power Co., Ltd.	”		667,567	452,935
Others	”		226,997	485,752

		(Won)	5,653,758	4,448,015

Payables:
KEPCO	Trade payables and other accounts payable	(Won)	4,123,008	2,638,205
Korea Hydro & Nuclear Power Co., Ltd.	”		336,327	302,105
Korea South-East Power Co., Ltd.	”		521,257	483,516
Korea Midland Power Co., Ltd.	”		50,042	63,765
Korea Western Power Co., Ltd.	”		112,469	142,577
Korea Southern Power Co., Ltd.	”		113,029	128,272
Korea East-West Power Co., Ltd.	”		245,137	287,078
Others	”		152,489	402,496

		(Won)	5,653,758	4,448,014

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the year ended December 31, 2010 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	31,460,668	Operating expenses	(Won)	31,408,354
Rental income		21,942	Rent expenses		11,220
Interest income		72,159	Commissions		75,332
Other income		15,726	Interest expenses		68,877
			Other expenses		6,712

	(Won)	31,570,495		(Won)	31,570,495

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of December 31, 2010 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	2,627,648	Trade receivables	(Won)	2,846,081
Other accounts payable		398,579	Current portion of long-term account receivable		5,465
Advances received		82,770	Short-term loans		11,174
Accrued expense		17,251	Accounts receivables		170,041
Unearned revenue		12,364	Accrued income		864
Current portion of long-term debt		11,152	Advanced payments		83,453
Other current liability		20,338	Prepaid expense		10,964
Long-term debt		296,290	Other quick assets		25,306
Long-term accounts payable		981,623	Long-term loans		131,099
Construction grants		1,717,356	Other investments		166,881
			Long-term trade receivables		8,548
			Long-term accounts receivables		974,389
			Deposits		13,750
			Construction in-progress		1,266
			Intangible assets		1,716,090

(e)	The Company has provided guarantees for related companies as of December 31, 2010 as follows:

Guaranteed company	Type	Amounts (In thousands)
KEPCO Ilijan Co.(*1)	Subsidiary	USD	72,000
KEPCO Shanxi International Ltd.(*2)	Subsidiary	USD	180,000
		RMB	800,000
KEPCO Lebanon SARL.(*3)	Subsidiary	USD	17,113
KEPCO Netherlands B.V.(*4)	Subsidiary	SAR	100,000
Qatrana Electric Power Company(*5)	Subsidiary	USD	17,600
KOMIPO Global Pte Ltd.(*6)	Subsidiary	USD	54,000

(*1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed USD242 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with performance guarantees up to USD72 million for the performance of the power generation business of KEPCO Ilijan Corporation.

(*2)	KEPCO Shanxi International Ltd. (the wholly owned subsidiary) formed the consortium(34% of ownership) with Deutsche Bank and Shanxi International Electric Power Ltd. to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (34% of ownership) to support this business. KEPCO Shanxi International Ltd. agreed with Deutsche Bank to acquire the investments of Deutsche Bank in the consortium at RMB800,000 thousand with the interest of Libor + 2%, if Gemeng International Energy Group Co., Ltd. fails to be listed on the Hong Kong stock exchange within 6 years from the establishment date. And the Company has guaranteed for this agreement.

In addition, the Company provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for KEPCO Shanxi International Ltd.’s loan of USD180 million.

(*3)	The Company has provided performance guarantees related to the operation of the Lebanon power generation plant amounting to USD 17,113 thousand to the Lebanon Electricity Agency.

(*4)	The Company invested in power plant construction business in Rabigh, Saudi Arabia through KEPCO Netherlands B.V. (the wholly owned subsidiary), and established Rabigh Electricity Company (40% of ownership) to operate this business. Rabigh Electricity Company provided the Saudi Electricity Company with the performance guarantee for PPA contract through Saudi British Bank and counter guarantees through EXIM Bank. Also, The Company provided the payment guarantee amounting SAR 100 million for Rabigh Electricity Company.

(*5)	The Company invested in power plant construction business in Al Qatrana, Jordan through KEPCO Middle East Holding Company SPC (the wholly owned subsidiary), and established Qatrana Electric Power Company (80% of ownership) to operate this business. Qatrana Electric Power Company has provided the Jordanian Electric Power Company with the performance guarantee for above business. The Company has provided the payment guarantee amounting USD 17,600 thousand for Qatrana Electric Power Company.

(*6)	The Company has established PT Cirebon Electric Power (27.5% ownership) and its operating company, PT Cirebon Power Services(27.5% ownership) through Komipo Global Pte Ltd. with Marubeni Corporation, Samtan Co., Ltd. and PT Indika energy Tbk for Indonesia Cirebon fire power plant construction and operation business. Korea Midland Power Co., Ltd., a subsidiary, provided payment guarantee regarding Komipo Global Pte Ltd.’s payment obligation to PT Cirebon Power Services (obligation to pay capital for establishment, additional capital and others).

(33) Commitments and Contingencies

(a)	The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2010, the Company is engaged in 442 lawsuits as a defendant and 112 lawsuits as a plaintiff. The total amount claimed against the Company is (Won) 126,886 million and the total amount claimed by the Company is (Won) 144,511 million as of December 31, 2010. As of December 31, 2010, the Company recorded a liability related to the above claims amounting to (Won) 2,387 million in other long-term liabilities. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2010 are as follows:

(i)	Payment Guarantee

Description	Financial institution	Won (millions), foreign currency (thousands)
Payment of import letter of credit	Korea Exchange Bank and others	KRW	160,613
		USD	1,365,773
		THB	12,829
		GBP	61,169
Inclusive credits	Korea Exchange Bank	KRW	215,100
	Hana Bank and others	USD	1,473
Borrowings	Korea Exchange Bank and others	KRW USD	859,282 319,527
Guarantees for bid	Korea Exchange Bank and others	USD INR	118,816 30,000
Performance guarantees	Export-Import Bank of Korea and others	USD	440,880
		SAR	100,000
		AED	54,880
Payment of foreign currency	Shinhan Bank and others	KRW	13,655
	Shinhan Bank and others	USD	244,537
	Bank of Kathmandu	NPR	228,429
Other guarantees	Seoul Guarantee Insurance Co., Ltd.	KRW	1,650

(*)	Foreign currencies other than USD and SAR are converted into USD.

(ii)	Overdraft and Others

Description	Financial institution	Credit lines Won (millions), USD (thousands)
Overdraft	Korea Exchange Bank and others	(Won)	870,000
Commercial paper	Korea Exchange Bank and others	(Won)	2,215,000
		USD	130,000
Trade financing	Industrial Bank of Korea and others	(Won)	70,000
Repayment guarantees for foreign currency debentures	Korea Develop Bank and others	USD	617,385

(c)	The Company has provided promissory notes as a guarantees as follows:

Objective	Providing company	Provided company	Description
Success repayable loan	KEPCO Nuclear Fuel Co., Ltd	Korea Resources Corporation	6 promissory notes(blank) 2 checks(blank)

(d)	The Company entered into an arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO. According to the TA, all rights and obligations related to the light water reactor outside of North Korea will transfer to the Company, from KEDO. In exchange, the Company waives the right to claim to KEDO any expenses incurred and any potential claims by subcontractors. Pursuant to the terms of the TA, the Company is required to report to KEDO the disposal or reuse of the transferred equipments. The gains and losses from the TA will be shared with KEDO through further negotiations between the two parties.

In 2010, the Company decided to dispose of transferred equipments, discussed above. The Company recognized (Won)376,040 million, of the remaining advance payments previously received from KEDO, as revenue; and (Won)26,648 million of impairment loss on other non-current assets related to the transferred equipments during the period.

Furthermore, in accordance with the TA, as of December 31, 2010, the Company recorded the transferred equipment at fair value of (Won)66,738 million as other non-current assets. The Company also recorded estimated claims from subcontractors, amounting to (Won)15,139 million, as other long-term liabilities.

(e)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers, under which the Company is required to annually purchase a minimum amount of power from the companies. The power purchased from the companies amounted to (Won)2,228,262 million, (Won)1,507,741 million and (Won)2,195,015 million for the years ended December 31, 2008, 2009 and 2010, respectively.

(f)	In 2009, the Company entered into an agreement with Emirates Nuclear Energy Corporation in the United Arab Emirates, for the sum of (Won)3,434,045 million and USD 18,351,874 thousand, related to the construction of four nuclear power plants, supply of nuclear fuel after completion, training of local employees, and operational & maintenance support.

As of December 31, 2010, in accordance with SKAS No. 12 “Construction Contracts”, the Company recognized accumulated construction revenue of (Won) 601,369 million. The amount earned & billed but not yet received as of December 31, 2010 is (Won)6,212 million of the recognized accumulated construction income. Subsequent to year end in January 2011, the Company received the aforementioned remaining billed amount.

(g)	During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant during 2009 and 2010 amounting to (Won)5,722 million and (Won)5,225 million, respectively, were charged to other expenses. In December 2005, a hearing was held by government officials, and attended by representatives of the Company, Gangneung residents and Korea Environment Institute (KEI). At the hearing, the Korean government ordered the conditional suspension of operations based on the KEI findings on the environmental effect of Gangneung hydroelectric generating plant. As of December 31, 2010, Gangneung hydroelectric generating plant is still under conditional suspension of operations based on the KEI findings. The Company will be able to utilize this plant in the future provided that the quality of the water improves and the residents of Gangneung consent to operations. As of December 31, 2010, if the plant were to be discontinued, the tangible and intangible assets amounting to (Won)59,323 million would be impaired. No adjustment has been made in the accompanying consolidated financial statements related to this matter.

(h)	As of December 31, 2010, the details of the contracts for construction of power plant facilities and facility maintenance are as follows:

(In millions of KRW)
Company Name	Contractor	Contract Amount	Remark
Korea Hydro & Nuclear Power Co., Ltd.	Doosan Heavy Industries & Construction Co., Ltd. and others	11,168,100	Sin-Kori 1st and 2nd and others
Korea South-East Power Co., Ltd.	SK Engineering & Construction Co., Ltd. and others	1,576,757	YoungHeung #5,6 power plant sub-facilities and other construction
Korea Midland Power Co., Ltd.	Kumho Industrial Co., Ltd.	150,629	Incheon complex power plant 3rd and others
Korea Western Power Co., Ltd.	Hyundai Engineering & Construction Co., Ltd. and others	244,550	TaeAn construction of loading dock for the firepower, the 3rd fuel and others
Korea Southern Power Co., Ltd.	Iljin Energy Co., Ltd.	224,160	Design the construction of SamCheok firepower 1st, 2nd and others
Korea East-West Power Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	104,756	Design of DangJin firepower 9th, 10th and others

(i)	The Company committed the purchase contracts for bituminous coal, anthracite coal, oil and LNG with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of December 31, 2010. Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In addition, in relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of December 31, 2010.

Fuel type	Contract period	Quantity
Indonesia Coal	2004~2022	32,724
Australia Coal	2006~2014	23,195
Russia Coal	2006~2011	2,588
America Coal	2010~2015	2,420
China Coal	2007~2011	1,573
Others	2007~2013	4,613

Total		67,113

(j)

The Company imports all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Source of supply	Contract Year	Quantity
Concentrates	2010~2019	22,036 Ton U3O8
Transformation	2010~2012	11,083 Ton U
Enrichment	2010~2029	38,903 Ton SWU
Enriched Uranium	2010~2022	1,296 Ton U (4.65% enrichment)
Fuel design and fabrication	2010~2011	1,693 Ton U

(34) Segment Information

The Company’s segments are based on the management’s disaggregation of the Company for making operating decisions. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into a segment.

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

(a)	The following table provides information for each operating segment for the years ended December 31, 2008, 2009 and 2010.

	Won (millions)
	2008
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	30,980,762	34,550	544,788	—	31,560,100
Intersegment revenues		541,621	24,712,237	1,371,855	(26,625,713)	—

Total operating revenues		31,522,383	24,746,787	1,916,643	(26,625,713)	31,560,100
Power generation, transmission and distribution costs		(29,378,477)	(23,855,042)	—	26,131,987	(27,101,532)
Purchased power		(4,433,889)	—	—	—	(4,433,889)
Other operating cost		(59,359)	(9,193)	(1,413,450)	398,952	(1,083,050)
Selling and administrative expenses		(1,309,860)	(311,032)	(235,969)	117,159	(1,739,702)

Operating income (loss)		(3,659,202)	571,520	267,224	22,385	(2,798,073)

Interest income		90,590	98,993	54,911	(73,543)	170,951
Interest expense		(752,366)	(281,970)	(39,796)	73,359	(1,000,773)
Equity income of affiliates		(64,944)	(9)	1,824	161,740	98,611
Other, net		(120,310)	(197,260)	109,352	(106,101)	(314,319)

Income (loss) before income taxes		(4,506,232)	191,274	393,515	77,840	(3,843,603)
Income taxes		1,553,763	(523,598)	(82,233)	(18,368)	929,564

Segment earnings before minority interests	(Won)	(2,952,469)	(332,324)	311,282	59,472	(2,914,039)

	Won (millions)
	2009
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	33,164,995	214,305	614,552	—	33,993,852
Intersegment revenues		520,719	24,817,778	1,496,018	(26,834,515)	—

Total operating revenues		33,685,714	25,032,083	2,110,570	(26,834,515)	33,993,852
Power generation, transmission and distribution costs		(29,372,297)	(22,818,239)	—	26,361,249	(25,829,287)
Purchased power		(3,666,468)	—	—	—	(3,666,468)
Other operating cost		(56,048)	(12,371)	(1,491,164)	320,964	(1,238,619)
Selling and administrative expenses		(1,159,598)	(275,081)	(207,784)	97,807	(1,544,656)

Operating income (loss)		(568,697)	1,926,392	411,622	(54,495)	1,714,822

Interest income		89,362	42,547	60,111	(78,155)	113,865
Interest expense		(988,368)	(640,474)	(33,233)	78,212	(1,583,863)
Equity income of affiliates		1,513,752	(6,513)	(8,117)	(1,476,649)	22,473
Other, net		(166,488)	261,813	67,888	(108,097)	55,116

Income (loss) before income taxes		(120,439)	1,583,765	498,271	(1,639,184)	322,413
Income taxes		42,727	(329,695)	(103,836)	20,659	(370,145)

Segment earnings (loss) before minority interests	(Won)	(77,712)	1,254,070	394,435	(1,618,525)	(47,732)

	Won (millions)
	2010
	Electric business			All other	Consolidation adjustment	Consolidated
	Transmission & distribution		Power generation
Unaffiliated revenues	(Won)	37,530,631	247,736	1,647,593	—	39,425,960
Intersegment revenues		630,662	29,142,948	1,687,058	(31,460,668)	—

Total operating revenues		38,161,293	29,390,684	3,334,651	(31,460,668)	39,425,960
Power generation, transmission and distribution costs		(33,719,987)	(25,968,570)	—	30,502,637	(29,185,920)
Purchased power		(5,382,428)	—	—	—	(5,382,428)
Other operating cost		—	(34,019)	(2,304,948)	720,565	(1,618,402)
Selling and administrative expenses		(1,211,826)	(306,125)	(217,026)	75,920	(1,659,057)

Operating income (loss)		(2,152,948)	3,081,970	812,677	(161,546)	1,580,153

Interest income		76,592	49,069	65,976	(72,160)	119,477
Interest expense		(1,121,584)	(551,082)	(21,036)	68,878	(1,624,824)
Equity income of affiliates		2,365,103	6,741	4,494	(2,300,861)	75,477
Other, net		291,047	56,690	135,217	(196,071)	286,883

Income (loss) before income taxes		(541,790)	2,643,388	997,328	(2,661,760)	437,166
Income taxes		195,306	(541,881)	(183,545)	73,099	(457,021)

Segment earnings (loss) before minority interests	(Won)	(346,484)	2,101,507	813,783	(2,588,661)	(19,855)

(b)	The following table provides asset information for each operating segment as of December 31, 2009 and 2010.

	Won (millions)
	Electric business
	Transmission & distribution		Power generation	All other	Consolidation adjustment	Consolidated
December 31, 2009
Property, plant and equipment	(Won)	33,346,531	38,398,615	1,205,295	1,082,990	74,033,431
Intangible assets		105,134	2,028,491	58,333	(1,509,613)	682,345
Total assets		69,985,451	51,816,641	4,930,354	(33,524,415)	93,208,031
December 31, 2010
Property, plant and equipment	(Won)	34,673,383	41,208,242	1,697,861	1,320,027	78,899,513
Intangible assets		96,424	2,016,087	63,581	(1,720,240)	455,852
Total assets		74,398,204	54,878,905	6,232,432	(35,899,143)	99,610,398

(35) Comprehensive Statement of Income (Loss)

Comprehensive income (loss) for the years ended December 31, 2008, 2009 and 2010 is summarized as follows:

	Won (millions)						Translation into U.S. Dollars (Note 2) (in thousands)
	2008		2009		2010		2010
Net loss	(Won)	(2,914,039)		(47,732)		(19,855)	$(17,561)
Other comprehensive income, net of tax:
Gain (loss) on valuation of available-for-sale securities		(8,274)		18,086		1,407	1,244
Equity in other comprehensive income of affiliates		205,359		107,968		(13,400)	(11,852)
Gain (loss) on valuation of derivatives		108,798		(42,604)		(38,458)	(34,016)
Overseas operations translation		45,266		(31,303)		17,168	15,185

Comprehensive income (loss)	(Won)	(2,562,890)	(Won)	4,415	(Won)	(53,138)	$(47,000)

The amounts of tax allocated to the other comprehensive income for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Won (millions)						Translation into U.S. Dollars (Note 2) (in thousands)
	2008		2009		2010		2010
Gain (loss) on valuation of available-for-sale securities	(Won)	4,143		(5,101)		(398)	$(352)
Equity in other comprehensive income of affiliates		(44,346)		(30,453)		3,779	3,342
Gain (loss) on valuation of derivatives		(71,774)		12,017		10,847	9,594
Overseas operations translation		(14,233)		8,829		(4,842)	(4,283)

Comprehensive income	(Won)	(126,210)	(Won)	(14,708)	(Won)	9,386	$8,301

(36) Plan and Progress for Adoption of K-IFRS

(a)	The Company is scheduled to prepare financial statements in accordance with Korean International Financial Reporting Standards (the “K-IFRS”) effective for financial statements issued for fiscal years beginning after January 1, 2011. The Company has set up a special task force and has been assessing the impact that the adoption of K-IFRS may have on financial statements and has been conducting on-the-job training and off-the-job training for its employees. In addition, the task force has been regularly reporting the introduction plan and progress of K-IFRS to management.

(b)	Significant differences between Korean GAAP and K-IFRS applicable to the Company are as follows:

Issues		K-IFRS	K-GAAP
First-Adoption of Korean IFRS	Business combination	The Company has elected not to apply K-IFRS 1103, Business combinations, retrospectively to past business combinations which have occurred prior to January 1, 2010 (transition date).	Not applicable

	Deemed cost of Tangible assets	The Company selected to use deemed cost for selected tangible assets by measuring fair value of individual assets as at K-IFRS transition date.	Not applicable

	Employee benefits	The Company has elected to recognize all cumulative actuarial gains and losses on defined benefit plans in equity at January 1, 2010 (transition date).	Not applicable

	Cumulative translation differences	The Company has elected to reset its cumulative foreign currency translation adjustments from translation of foreign operations to zero at January 1, 2010 (transition date).	Not applicable

	Investment securities accounted for under the equity method	Book value as at transition date or fair value as of transition date is to be used as deemed cost and measured at cost from then after.	Not applicable

Employee benefits		The present value of the estimated retirement benefits calculated using actuarial assumptions and discount rates is accrued for as defined benefit obligation, in accordance with the Company’s severance policy.	The Company accrued for estimated severance indemnities calculated as if all employees with more than one year of service were to terminate as of the period end date, in accordance with the Company’s severance policy.

Deferred income tax		Classification of deferred tax assets and liabilities is always non-current	Classification of deferred tax assets and liabilities is split between current and non-current components based on the classification of underlying asset or liability, or on the expected reversal of items not related an asset or liability.

(37) Subsequent Event

(a)	On April 21, 2011, the board of directors of KEPCO approved the new issuance of 396,365 shares of common stock to the Korean government. The Company issued new shares in consideration for the Korean government’s capital contribution to the Company; in relation to the transfer of certain electricity transmission lines and related equipments from the Korean military.

	Before Issuance		After Issuance
	Number of shares	Ownership Percentage	Number of shares	Ownership Percentage
Korean Government	135,520,753	21.12%	135,917,118	21.17%

(b)	The Company issued various debentures after December 31, 2010 and details of the issued debentures are as follows (Won in millions):

Subsidiary	Type	Annual interest rate (%)	Issue date	Maturity date	Amount
Korea Hydro & Nuclear Power Co., Ltd.	Corporate bond	4.66	2011.03.25	2021.03.25	(Won)	100,000
		4.89	2011.03.25	2031.03.25		100,000
		4.32	2011.04.15	2016.04.15		100,000
		4.68	2011.04.15	2021.04.15		100,000
		4.88	2011.04.15	2031.04.15		100,000
Korea South-East Power Co., Ltd.	Corporate bond	4.12	2011.03.29	2014.03.29		100,000
Korea Midland Power Co., Ltd.	Corporate bond	4.24	2011.04.11	2015.04.11		150,000
		4.07	2011.05.09	2014.05.09		150,000
Korea Western Power Co., Ltd.	Corporate bond	4.09	2011.05.27	2016.05.27		100,000
		4.19	2011.05.27	2018.05.27		100,000
Korea Southern Power Co., Ltd.	Corporate bond	4.07	2011.04.19	2014.04.19		110,000
		4.31	2011.04.19	2016.04.19		110,000
Korea East-West Power Co., Ltd.	Corporate bond	4.04	2011.05.26	2016.05.26		40,000
		4.38	2011.05.26	2021.05.26		290,000

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

The Company reads meters and bills customers on a cycle basis. The Company does not accrue revenue for power sold to customers between the meter-reading date and end of the reporting period but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which has been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However, for U.S. GAAP purposes beginning in 2006, the Company began to estimate and recognize unbilled revenue related to the sale of power between the meter-reading dates and the end of the reporting period.

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

Under Korean GAAP, a special depreciation has been allowed prior to 1994, which represents an accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes. However, such special depreciation is not in accordance with U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset. In 2008, the related facilities and equipment became fully depreciated under U.S. GAAP and as such no reconciling GAAP difference exists.

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

The following table shows the components of regulated assets and liabilities as of December 31, 2009 and 2010.

	Won (millions)			Translation into U.S. Dollars (Note 2) (in thousands)
	2009		2010	2010
Capitalized foreign currency translation	(Won)	559,357	495,465	$438,232
Reserve for self-insurance		(121,416)	(123,098)	(108,878)
Deferred income taxes		(844,301)	(802,495)	(709,796)

	(Won)	(406,360)	(430,128)	$(380,442)

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-average useful life of property, plant and equipment.

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

Until 2008, as discussed in Note 5, under Korean GAAP, the Company recognized its payment to the City of Gyeongju, in the amount of (Won) 300,000 million which was used for negotiations (based on government regulation) to establish a radio-active waste facility in the City, as an intangible asset. However, under U.S. GAAP, the Company recognized such amount as construction-in-progress for utility plants.

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

(i)	Accounting for Uncertainty in Income Taxes

In July 2006, under U.S. GAAP new accounting guidance for uncertainty in income taxes, which sets out a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions, was issued. This guidance uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likelihood of being realized. The difference between the benefit recognized for a position in accordance with this guidance and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. Under Korean GAAP no such guidance exists.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2009, and 2010 as follows:

	Won (millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2009		2010	2010
Total unrecognized tax benefits at January 1	(Won)	12,695	5,987	$5,295
Amount of increase for current year’s tax position		71	—	—
Gross amount of increases for prior years’ tax position		53	35	31
Gross amount of decreases for prior years’ tax position		(6,832)	(4,609)	(4,077)

Total unrecognized tax benefits at December 31	(Won)	5,987	1,413	$1,249

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, the Company’s effective tax rate. As of December 31, 2009 and 2010, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is W 1,312 million and W 755 million, respectively.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of the accounting guidance for uncertainty in income taxes, the Company has total gross accrual for interest expense and penalties of W 2,213 million and W 600 million as of December 31, 2009 and 2010, respectively.

The Company’s major tax jurisdiction is the Republic of Korea, and during the years ended December 31, 2007 and 2008, tax audits by National Tax Service for six entities, including the Company’s corporate entity were carried out. The unrecognized tax benefits of the entities as of December 31, 2009 and 2010 reflect the results of tax audits.

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

Under Korean GAAP, the discount rate (4.36%) was set upon adoption in 2004 for all liabilities prior to that date and that rate is used for those liabilities for all future periods. Liabilities incurred for facilities built subsequent to the adoption of this guidance are discounted at the then applicable discount rate under Korean GAAP. Upward and downward revisions to the undiscounted estimated cash flows are discounted at the initial rate used for that facility.

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

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won (in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2009		2010	2010
Decrease in capitalized asset retirement costs, net of accumulated depreciation	(Won)	(825,000)	(783,342)	$(692,855)
Decrease in liabilities for decommissioning costs		1,410,014	1,419,954	1,255,929

Increase in shareholders’ equity	(Won)	585,014	636,612	$563,074

Details of the Company’s asset retirement costs as of December 31, 2009 and 2010 under U.S. GAAP are as follows:

	Korean Won (in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2009		2010	2010
Capitalized asset retirement costs	(Won)	1,198,381	1,239,066	$1,095,937
Less : accumulated depreciation		(493,862)	(498,419)	(440,845)

	(Won)	704,519	740,647	$655,092

Changes in liabilities for decommissioning costs for the years ended December 31, 2009 and 2010 under U.S. GAAP are as follows:

	Korean Won (in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2009		2010	2010
Balance at beginning of year	(Won)	4,073,284	4,285,210	$3,790,209
Liabilities incurred		255,360	321,812	284,638
Accretion expense for the year		210,853	224,586	198,643
Payments		(254,287)	(275,236)	(243,442)

Balance at end of year	(Won)	4,285,210	4,556,372	$4,030,048

(k)	Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Additionally, the convertible bonds are subject to foreign currency translation, only when it is almost certain that the conversion right will not be exercised, as the convertible bonds are generally regarded as non-monetary foreign currency liabilities.

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

Under Korean GAAP, an entity is consolidated if the Company or a controlled subsidiary of the Company owns more than 30% of the total outstanding voting stock and is the largest stockholder. Under U.S. GAAP, generally an entity of which the Company owns 20% to 50% percent of total outstanding voting stock still may not be consolidated if control does not exist; rather that entity should be accounted for under the equity method of accounting. For investments in entities where the Company owns 30% to 50%, the consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation as the impact is considered immaterial.

Under Korean GAAP, majority-owned subsidiaries with total assets below (Won) 10 billion at prior year end are not consolidated. Under U.S. GAAP a company is required to consolidate all majority-owned subsidiaries regardless of total asset size, if it has control of the subsidiary. Due to such differences, for U.S. GAAP purposes, KEPCO Bylong Australia Pty., Ltd. is included in consolidation for the year ended December 31,

2010, while under Korean GAAP the entity is considered as investment security. Except for KEPCO Bylong Australia Pty., Ltd., the Company did not consolidate majority-owned subsidiaries with total assets below (Won) 10 billion at prior year end as it believes the impact of such difference to be immaterial.

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

(n)	Gain on Valuation of Non-marketable Securities

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

(o)	Fair Value Hierarchy

The Company measures its instruments in accordance with the following accounting guidance on fair value measurements.

(i)	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

(ii)	Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

(iii)	Requires consideration of nonperformance risk when valuing liabilities; and

(iv)	Expands disclosures about instruments measured at fair value.

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

Effective January 1, 2010, the Company adopted the new fair value disclosure accounting guidance which requires a number of additional disclosures, including amounts and reasons for significant transfers between the three levels of the fair value hierarchy, and presentation of certain information in the reconciliation of recurring Level 3 measurements on a gross basis. As the Company does not have any instruments classified as a Level 3 instrument, the initial adoption of this accounting guidance resulted in additional disclosure in the notes to the consolidated financial statements but does not have an impact on the Company’s consolidated results of operations, cash flows or financial position. The adoption of the remaining portions of this accounting guidance will result in additional disclosure in the notes to the consolidated financial statements but is also not expected to have an impact on the Company’s consolidated results of operations, cash flows or financial position. However, as discussed in Note 38 (s) below, the Company will begin its financial reporting in accordance with IFRS as issued by the IASB, beginning the year ended December 31, 2011.

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

Under Korean GAAP, fair value of derivatives is determined assuming the same nonperformance risk for the entity and the counterparty. However, U.S. GAAP requires consideration of both the entity’s nonperformance risk and counterparty nonperformance risk in determining the fair value of a derivative instrument. Due to such differences, for U.S. GAAP purpose, net loss decreased by (Won) 13,719 million and (Won) 5,086 million, and other comprehensive income increased by (Won) 50,856 million and (Won) 5,567 million, compared to those under Korean GAAP for year ended December 31, 2009 and 2010, respectively.

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2009 and 2010:

	Won (millions)
	2009				2010
	Level 1		Level 2	Total	Level 1	Level2	Total
Assets:
Investment securities	(Won)	123,123	9,980	133,103	864,051	—	864,051
Financial derivatives		—	880,096	880,096	—	461,429	461,429

Total Assets	(Won)	123,123	890,076	1,013,199	864,051	461,429	1,325,480

Liabilities:
Financial derivatives	(Won)	—	36,996	36,996	—	214,913	214,913

Total Liabilities	(Won)	—	36,996	36,996	—	214,913	214,913

(p)	Fair Value of Financial Instruments

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

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments as of December 31, 2009 and 2010 are summarized as follows:

	Won (millions)
	2009			2010
	Carrying Amount		Fair value	Carrying Amount	Fair value
Cash and cash equivalents	(Won)	1,489,390	1,489,390	2,097,285	2,097,285
Short-term financial instruments		356,115	356,115	571,310	571,310
Trade receivables and other account receivables		4,531,443	4,531,443	5,026,846	5,026,846
Investments:
Practicable to estimate fair value		133,103	133,103	864,051	864,051
Not practicable		155,734	N/A	767,439	N/A
Short-term borrowings		(684,480)	(684,480)	(457,426)	(457,426)
Trade payables and other accounts payable		(2,763,509)	(2,763,509)	(3,047,273)	(3,047,273)
Long-term other account payable		(3,576,369)	(3,576,369)	(3,894,914)	(3,894,914)
Long-term debt, including current portion		(33,634,756)	(33,221,281)	(39,419,407)	(40,155,473)

(q)	Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Won (millions)				Translation into U.S. Dollars (Note 2) (in thousands)
	2008		2009	2010	2010
Interest paid, net of capitalized portion	(Won)	928,119	1,378,799	1,410,966	$1,247,980
Income taxes paid		699,070	428,371	174,939	154,731

(r)	Scope of Equity Method

Under Korean GAAP, a company should account for its investment under the equity method of accounting, if it has significant influence. A company is presumed to have significant influence if it has the ability to nominate a board member, regardless of overall ownership percentage or other conditions that would be considered under U.S. GAAP.

Under U.S GAAP, to presume if a company has significant influence or not, the followings are some of the conditions it would consider; ability to nominate a board member, such board member’s voting power and limitation (if any), overall ownership percentage, influence compared to other investors, relationship between the investor and investee and etc. Due to such difference in guidance and practice, certain investments which are accounted for under the equity method under Korean GAAP, are accounted for as an available-for-sale investment under the cost basis with unrealized gains and losses reported as other comprehensive income until realized at each reporting date under U.S. GAAP. Under U.S. GAAP, net income decreased by (Won) 20,102 million and accumulated other comprehensive income increased by (Won) 74,786 million, compared to that under Korean GAAP for year ended December 31, 2010.

(s)	Transition to IFRS in 2011

As of January 1, 2011, the Company began preparing its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the Republic of Korea and IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s transition date to IFRSs is January 1, 2010.

Going forward, the Company will discontinue to report under Korean GAAP and will report under IFRS as issued by the IASB. As such, the Company’s 2010 consolidated financial statements under IFRSs may be materially different than the accompanying 2010 consolidated financial statements under Korean GAAP.

(t)	Effect on Net Income and Shareholders’ Equity

The effects of the significant adjustments to net income and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Won (millions)				Translation into U.S.dollars (Note 2) (in thousands)
	2008		2009	2010	2010
NET LOSS UNDER KOREAN GAAP	(Won)	(2,914,039)	(47,732)	(19,855)	$(17,561)
ADJUSTMENTS:
OPERATING INCOME
Asset revaluation (Note 38(b))		341,605	286,749	324,781	287,264
Special depreciation (Note 38(c))		(2,776)	—	—	—
Regulated operation (Note 38(d))		157,423	167,557	(23,768)	(21,022)
Capitalized foreign currency translation (Note 38(f))		134,714	123,738	107,463	95,050
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 38(e))		(7,631)	(8,464)	14,130	12,498
Liabilities for decommissioning costs and capitalized asset retirement costs (Note 38(j))		(844,988)	54,192	51,598	45,638
Reserve for self-insurance (Note 38(m))		5,995	6,148	1,682	1,488
Revenue recognition (Note 38(a))		73,784	187,372	86,341	76,367
Intangible assets (Note 38(g))		(4,965)	15,135	(3,857)	(3,411)
Classification differences in the consolidated statements of income (*1)		(25,807)	(3,113)	(8,963)	(7,928)
OTHER INCOME (EXPENSES)
Asset revaluation—equity investments (Note 38(b))		12,339	12,257	12,764	11,290
Capitalized foreign currency translation (Note 38(f))		(863)	(6,284)	12,860	11,375
Convertible bonds (Note 38(k))		(520,731)	659,405	25,973	22,973
Equity income of affiliates (*2)		(110,871)	(52,516)	(63,484)	(56,151)
Scope of equity method (Note 38(r))		—	17,788	(20,102)	(17,780)
Credit valuation adjustment (Note 38(o))		(15,698)	13,719	5,086	4,498
Classification differences in the consolidated statements of income (*1)		25,807	3,113	8,963	7,928
INCOME TAX EXPENSES
Deferred income taxes		(198,222)	(336,739)	(134,255)	(118,747)
Change in enacted tax rates (Note 38(h))		6,366	—	—	—
FIN48 Liabilities (Note 38(i))		(178)	6,449	2,171	1,920
Tax effect of equity income of affiliates (*2)		17,492	2,624	11,112	9,828
EQUITY INCOME OF AFFILIATES, NET OF TAX (*2)		93,379	49,892	52,372	46,322

NET INCOME (LOSS) UNDER U.S. GAAP	(Won)	(3,777,865)	1,151,290	443,012	$391,839

CONTROLLING INTEREST UNDER U.S. GAAP	(Won)	(3,819,165)	1,102,306	390,711	$345,579
NONCONTROLLING INTEREST UNDER U.S. GAAP	(Won)	41,300	48,984	52,301	$46,260

(*1)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP. This reclassification does not affect the net income under U.S. GAAP.

(*2)	Under Korean GAAP, equity income of affiliates is presented as other income, while it is shown after income tax expense under U.S. GAAP.

	Won (millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2009		2010	2010
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP ADJUSTMENTS:	(Won)	41,403,807	41,488,601	$36,696,091
Current Asset
Account Receivables Revenue recognition (Note 38(a))		1,256,543	1,342,884	1,187,762
UTILITY PLANT
Asset revaluation (Note 38(b))		(6,138,447)	(5,813,666)	(5,142,107)
Capitalized asset retirement costs (Note 38(j))		(825,000)	(783,342)	(692,855)
Capitalized foreign currency translation (Note 38(f))		(929,493)	(809,170)	(715,700)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (Note 38(e))		99,454	113,584	100,463
INTANGIBLE ASSETS
Research and development cost (Note 38(g))		(33,843)	(37,700)	(33,345)
Scope of consolidation (Note 38(l))		—	464,586	410,920
INVESTMENT SECURITIES
Asset revaluation (Note 38(b))		(24,189)	(11,425)	(10,105)
Available-for-sale securities (Note 38(n))		10,873	56,649	50,105
Scope of equity method (Note 38(r))		20,575	72,472	64,100
Scope of consolidation (Note 38(l))		—	(464,586)	(410,920)
FINANCIAL DERIVATIVES
Credit valuation adjustments (Note 38(o))		(20,387)	(14,475)	(12,803)
DEFERRED INCOME TAXES		1,007,101	842,018	744,753
LIABILITIES
Liabilities for decommissioning costs (Note 38(j))		1,410,014	1,419,954	1,255,929
Regulated operation (Note 38(d))		(406,360)	(430,128)	(380,442)
Reserve for self-insurance (Note 38(m))		121,416	123,098	108,878
Convertible bonds (Note 38(k))		(27,856)	(1,883)	(1,665)
FIN48 Liabilities (Note 38(i))		(8,200)	(2,013)	(1,780)
Credit valuation adjustments (Note 38(o))		558	5,299	4,687

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	(Won)	36,916,566	37,560,757	$33,221,966

CONTROLLING INTEREST UNDER U.S.GAAP		36,539,993	37,090,019	32,805,605
NONCONTROLLING INTEREST UNDER U.S.GAAP		376,573	470,738	416,361

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009	2010	2010
Operating income (loss) under Korean GAAP	(Won)	(2,798,073)	1,714,822	1,580,153	$1,397,624
Asset revaluation		341,605	286,749	324,781	287,264
Special depreciation		(2,776)	—	—	—
Regulated operation		157,423	167,557	(23,768)	(21,022)
Capitalized foreign currency translation		134,714	123,738	107,463	95,050
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(7,631)	(8,464)	14,130	12,498
Asset retirement obligation		(844,988)	54,192	51,598	45,638
Reserve for self-insurance		5,995	6,148	1,682	1,488
Revenue recognition		73,784	187,372	86,341	76,367
Research and development cost		(4,965)	15,135	(3,857)	(3,411)
Classification differences in the consolidated statements of income		(25,807)	(3,113)	(8,963)	(7,928)

Operating income (loss) under U.S. GAAP	(Won)	(2,970,719)	2,544,136	2,129,560	$1,883,568

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2009 and 2010 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2009		2010	2010
Utility plant, net under Korean GAAP	(Won)	74,033,431	78,899,513	$69,785,524
Asset revaluation		(6,138,447)	(5,813,666)	(5,142,107)
Capitalized asset retirement costs		(825,000)	(783,342)	(692,855)
Capitalized foreign currency translation		(929,493)	(809,170)	(715,700)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		99,454	113,584	100,463

Utility plant, net under U.S. GAAP	(Won)	66,239,945	71,606,919	$63,335,325

The reconciliation of total assets from Korean GAAP to U.S. GAAP at December 31, 2009 and 2010 is as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2009		2010	2010
Total assets under Korean GAAP	(Won)	93,208,031	99,610,398	$88,104,014
Adjustments:
Account Receivables		1,256,543	1,342,884	1,187,762
Utility Plant		(7,793,486)	(7,292,594)	(6,450,199)
Intangible assets		(33,843)	(37,700)	(33,345)
Investment securities		7,259	117,696	104,100
Financial derivatives		(20,387)	(14,475)	(12,803)
Deferred income taxes		1,007,101	842,018	744,753

Total assets under U.S. GAAP	(Won)	87,631,218	94,568,227	$83,644,282

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2010, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won (in millions)			Translation into U.S. dollars (Note 2) (in thousands)
	2009		2010	2010
Deferred tax assets adjustments:
Asset revaluation	(Won)	1,178,901	1,101,005	$973,824
Convertible bond		6,128	414	366
Regulated operation		89,399	94,628	83,698
Capitalized foreign currency translation		204,488	178,017	157,454
Research and development cost		7,445	8,294	7,336
FIN48 Liabilities		4,674	658	582
Scope of equity method		14,119	—	—
Credit valuation adjustments		4,485	3,185	2,817

Total deferred tax assets adjustments		1,509,639	1,386,201	1,226,077

Deferred tax liabilities adjustments:
Asset retirement obligation, net		(128,703)	(140,055)	(123,877)
Reserve for self insurance		(26,712)	(27,082)	(23,954)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(21,880)	(24,988)	(22,102)
Revenue Recognition		(304,083)	(324,978)	(287,439)
Available-for-sale securities		(2,392)	(9,970)	(8,817)
Scope of equity method		(18,645)	(15,944)	(14,102)
Credit valuation adjustments		(123)	(1,166)	(1,031)

Total deferred tax liabilities adjustments	(Won)	(502,538)	(544,183)	$(481,322)

Net deferred tax assets adjustments:		1,007,101	842,018	$744,755

Net deferred tax assets under Korean GAAP	(Won)	1,052,854	932,997	$825,223

Net deferred tax assets under U.S. GAAP	(Won)	2,059,955	1,775,015	$1,569,978

Basic earnings (loss) per share (EPS) excludes dilution and is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings (loss) per share for the years ended December 31, 2008, 2009 and 2010 under U.S. GAAP are as follows:

	Korean Won (in millions, except per share data)				Translation into U.S. dollars (Note 2) (in thousands, except per share data)
	2008		2009	2010	2010
Controlling interest under U.S. GAAP (a)	(Won)	(3,819,165)	1,102,306	390,711	$345,579

Effect of dilutive securities		—	77	(2,515)	(2,224)

Adjusted net income (b)	(Won)	(3,819,165)	1,102,383	388,196	$343,355

Weighted-average shares (c)		622,637,717	622,637,717	622,637,717	622,637,717
Effect dilutive securities		—	498,802	421,106	421,106

Adjusted weighted average shares (d)		622,637,717	623,136,519	623,058,823	623,058,823

Basic earnings (loss) per share under U.S. GAAP (a)/(c)	(Won)	(6,134)	1,770	628	$0.56

Diluted earnings (loss) per share under U.S. GAAP (b)/(d) (*)	(Won)	(6,134)	1,769	623	$0.55

Basic earnings (loss) per ADS under U.S. GAAP	(Won)	(3,067)	885	314	$0.28

Diluted earnings (loss) per ADS under U.S. GAAP (*)	(Won)	(3,067)	884	312	$0.28

(*)	In 2008, Euro and JPY denominated exchangeable bonds issued on November 21, 2006 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because those would have been antidilutive.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on March 21, 2011 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended (in Korean and English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended (in Korean and English)***

15.3	Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

15.4	Enforcement Decree of the Government-Invested Enterprise Management Basic Act of 1983, as amended (in Korean and English)***

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
***	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

E-1