Form 20-F
period 2011-12-31
KOREA ELECTRIC POWER CORP
filed 2012-04-30
CIK 887225

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 F

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Changyoung Ji, +822 3456 4264, cy_ji@kepco.co.kr, +822 3456 4299

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common stock, par value Won 5,000 per share	New York Stock Exchange*
American depositary shares, each representing one-half of share of common stock	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 3/4% Debentures due April 1, 2013

7.40% Amortizing Debentures, due April 1, 2016

7.95% Zero-to-Full Debentures, due April 1, 2096

6% Debentures due December 1, 2026

7% Debentures due February 1, 2027

6  3/4% Debentures due August 1, 2027

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by the annual report:

641,964,077 shares of common stock, par value of Won 5,000 per share

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

Large accelerated filer  ☑                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑            Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

ii

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this report, are references to The Republic of Korea. All references to the “Government” in this report are references to the government of the Republic. All references to “we,” “us,” “our,” “ours,” the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries, and the possessive thereof, as applicable. All references to “the Ministry of Knowledge Economy” and “the Ministry of Strategy and Finance” include the respective predecessors thereof. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “IFRS” in this report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board. Unless otherwise stated, all of our financial information presented in this report has been prepared in accordance with IFRS.

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

Item 3A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

Prior to December 31, 2010, we prepared our consolidated financial information in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise Associate Government Agency and the generally accepted accounting principles in Korea (“Korean GAAP”). A description of the principal differences between our previous accounting standards and IFRS and the impacts of transition to IFRS is provided in Note 4 to the consolidated financial statements included in this report.

Our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 included in this report have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee. Deloitte Anjin LLC is a Korean independent registered public accounting firm and is our current independent registered public accounting firm.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Earnings Data

	2010		2011(1)
	(in billions of Won and millions of US$, except per share data)
Sales	(Won)	39,507	(Won)	43,532	$37,576
Cost of sales		36,188		43,082	37,188
Gross Profit		3,319		450	388
Other operating income (expense), net		467		451	389
Selling and administrative expenses		1,645		1,752	1,512
Other income (loss)		119		166	144
Operating income (loss)		2,260		(685)	(591)
Finance income (expense), net		(1,967)		(1,911)	(1,650)
Profits of affiliates and joint ventures using equity method		77		123	106
Income (loss) before income taxes		370		(2,473)	(2,135)
Income tax expenses		439		820	708
Net loss for the year		(69)		(3,293)	(2,843)
Other comprehensive loss		(43)		(262)	(226)
Total comprehensive loss		(112)		(3,555)	(3,069)
Net income (loss) attributable to:
Owners of the Company		(120)		(3,370)	(2,909)
Non-controlling interests		51		77	66
Total comprehensive income (loss) attributable to:
Owners of the Company		(152)		(3,628)	(3,131)
Non-controlling interests		40		73	62
Earnings (loss) per share
Basic(2)		(193)		(5,411)	(4,671)
Diluted(3)		(193)		(5,411)	(4,671)
Earnings (loss) per ADS
Basic(2)		(97)		(2,706)	(2,335)
Diluted(3)		(97)		(2,706)	(2,335)
Dividends per share		—		—	—
Other Data:
Ratio of earnings to fixed charges(4):		0.9		(0.2)	(0.2)

Consolidated Statements of Financial Position Data

	As of December 31,
	2010		2011(1)
	(in billions of Won and millions of US$, except share and per share data)
Net working capital surplus (deficit)(5)	(Won)	(916)	(Won)	(3,615)	$(3,120)
Property, plant and equipment, net		107,406		112,385	97,009
Construction in progress		19,253		19,912	17,188
Total assets		129,518		136,468	117,797
Total shareholders’ equity		57,277		53,804	46,443
Controlling interest		56,818		53,270	45,982
Non-controlling interest		459		534	461
Common stock		3,208		3,210	2,771
Number of common shares as adjusted to reflect any changes in capital stock		641,567,712		641,964,077	641,964,077
Long-term debt (excluding current portion)		32,848		39,198	33,835
Other long term liabilities		25,321		25,725	22,205

Notes:

(1)

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2011, have been translated into United States dollars at the rate of (Won)1,158.5 to USD1.00, the noon buying rate in New York

City for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2011. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.
(2)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.
(3)	Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares.
(4)	For purposes of computing ratios of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense (including capitalized interest), amortization of bond discount and issue expenses and other ancillary expenses. We believe this ratio is helpful to understand our ability to service our debt with our earnings.
(5)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of Korea, and all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America, all references to “Euro” or “€” are references to the currency of the European Union, and all references to “Yen” or “¥” are references to the currency of Japan. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,158.5 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 30, 2011. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On April 13, 2012, the Noon Buying Rate was Won 1,134.2 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2007	935.8	929.0	950.2	903.2
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012 (through April 13)	1,134.2	1,130.1	1,160.0	1,115.7
January	1,125.7	1,140.3	1,160.0	1,120.1
February	1,117.1	1,122.7	1,128.9	1,115.7
March	1,131.4	1,126.2	1,139.8	1,116.0
April (through April 13)	1,134.2	1,133.3	1,143.4	1,122.4

Source: Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009).

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

Fuel costs constituted 48.2% and 48.7% of our sales and cost of sales, respectively, in 2011. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 43.5% of our entire fuel requirements in 2011 in terms of electricity output) are imported from a limited number of countries principally consisting of Indonesia and Australia and, to a lesser extent, the United States and Russia, which accounted for approximately 45.9%, 33.5%, 7.9% and 6.8%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2011. Approximately 75.9% of the bituminous coal requirements of our generation subsidiaries in 2011 were purchased under long-term contracts and the remaining 24.1% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4B. “Business Overview—Fuel.”

In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have fluctuated significantly, resulting in a higher fuel cost to us. For example, the average “free on board” Newcastle coal price index ranged from US$72.4 per ton in 2009 to US$98.8 per ton in 2010 and to US$120.5 per ton in 2011, and decreased to US$104.0 per ton as of April 17, 2012. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil fluctuated from US$61.7 per barrel in 2009 to US$78.1 per barrel in 2010 and US$106.2 per barrel in 2011, and was US$115.4 per barrel as of April 17, 2012. If fuel prices increase sharply within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, resulting in an increase in fuel cost. We cannot assure you that the fuel prices will not significantly increase in the remainder of 2012 or thereafter.

Because the Government regulates the rates we charge for the electricity we sell to our customers (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on fuel and other cost increases to our customers is limited. The increase in fuel prices led to our recording an operating loss in 2011 and a net loss in 2010 and 2011 under IFRS. We expect that a high level of fuel prices will continue to have a material adverse effect on our results of operation in 2012 and beyond. If fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of high fuel prices, the fuel price increases will significantly lower our profit margins or even cause us to suffer operating and/or net losses and our business, financial condition, results of operations and cash flows would seriously suffer. In addition, partly because the Government may have to undergo a lengthy deliberative process to approve an increase in electricity tariff, which represents a key component of the consumer price index, the electricity tariff may not be adjusted to a level sufficient to ensure a fair rate of return to us in a timely manner or at all. For example, in August 2010, August 2011 and December 2011, the Government increased the electricity tariff by an average of 3.5%, 4.9% and 4.5%, respectively. However, such increases were insufficient to fully offset the adverse impact from the rise in fuel costs. Similarly, we cannot assure that any future tariff increase by the Government will be sufficient to fully offset the adverse impact on our results of operations from the current or potential rises in fuel costs.

Further to the announcement by the Ministry of Knowledge Economy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff will also have a third component of fuel cost-adjusted rate, which will be added to or subtracted from the sum of the base rate and the usage rate based on the movements of coal, LNG and oil prices. The fuel cost-related adjustment will be made on a monthly basis based on the three-month average fuel cost which is reflected as fuel-cost adjustment fees two months later. The new tariff system is intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Knowledge Economy has for the time being suspended applying the fuel cost-based adjustment, and such adjustment amount (which has been a positive amount since the adoption of the new tariff system due to the continued rise in coal, LNG and oil prices) is currently being recorded as accounts receivable pending the commencement of the application of the fuel cost-based adjustment. There is no assurance as to when the Government will commence applying the fuel cost-based adjustment and reflect the adjustment amount in the electricity tariff payable to us, or whether the new tariff system will undergo further amendments to the effect that it will not fully cover our fuel and other costs on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. Any such development may have a material adverse effect on our business, financial condition, results of operations and cash flows. See Item 4B. “Business Overview—Recent Developments—Implementation of the Fuel Cost-based Tariff System.”

The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.

From time to time, the Government considers various policy initiatives to foster efficiency in the Korean electric power industry, and at times have adopted policy measures that have substantially altered our business and operations. For example, in January 1999, with the aim of introducing greater competition in the Korean electric power industry and thereby improving its efficiency, the Government announced a restructuring plan for the Korean electric power industry, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4B. “Business Overview—Restructuring of the Electric Power Industry in Korea.” As part of this initiative, in April 2001 the Government established the Korea Power Exchange to enable the sale and purchase of electricity through a competitive bidding process, established the Korea Electricity Commission to ensure fair competition in the Korean electric power industry, and, in order to promote competition in electricity generation, split off our electricity generation business to form one nuclear generation company and five non-nuclear generation companies to be wholly-owned by us. In 2002, the Government introduced a plan to privatize one of our five non-nuclear generation subsidiaries, but this plan was suspended indefinitely in 2003 due to prevailing market conditions and other policy considerations.

In 2003, the Government established a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea to deliberate on ways to introduce competition in electricity distribution, such as by forming and privatizing new distribution subsidiaries. In 2004, the Tripartite Commission recommended not pursuing such privatization initiatives but instead creating independent business divisions within us to improve operational efficiency through internal competition. Following the adoption of such recommendation by the government in 2004 and further studies by Korea Development Institute, in 2006 we created nine “strategic business units” (which, together with our other business units, were subsequently restructured into 14 such units in February 2012) that came to have separate management structures (although with limits on its autonomy), financial accounting systems and performance evaluation systems, but with a common focus on maximizing profitability.

On August 25, 2010, the Ministry of Knowledge Economy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, whose key initiatives included the following: (i) maintain the current structure of having six generation subsidiaries, (ii) designate the six generation subsidiaries as “market-oriented public enterprises” under the Public Agency Management Act in order to foster competition among them and autonomous and responsible management by them, (iii) create a supervisory unit to act as a “control tower” in reducing inefficiencies created by arbitrary division of labor among the six generation subsidiaries and fostering economies of scale among them and require the presidents of the generation subsidiaries to hold regular meetings, (iv) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (v) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (vi) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future. Pursuant to this Proposal, in December 2010 the Ministry of Knowledge Economy announced guidelines for a cooperative framework between us and our generation subsidiaries, and in January 2011 the five non-nuclear generation subsidiaries formed a “joint cooperation unit” and transferred their pumped-storage hydroelectric business units to KHNP. Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Knowledge Economy, performance evaluation of such subsidiaries is conducted by the Public Enterprise Management Evaluation Commission, and the president and the statutory auditor of each such subsidiary are appointed by the President of Korea while the selection of outside directors is subject to approval by the minister of the Ministry of Strategy and Finance. Previously, the president of each such subsidiary entered into a management contract with our president, performance evaluation of such subsidiaries was conducted by our evaluation committee, and the president and the statutory auditor of each such subsidiary were appointed by, and the selection of outside directors was subject to approval by, our president.

In addition, in order to deal with the shortage of fuel and other resources and also to comply with various environmental standards, the Government has adopted the Renewable Portfolio Standard (“RPS”), under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the RPS is implemented as currently planned, our generation subsidiaries will incur approximately Won 45 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all. For further details, see Item 4B. “Business Overview—Renewable Energy.”

Other than as set forth above, we are not aware of any specific plan by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electric power industry or the operations of us or our generation subsidiaries in the near future. However, for reasons relating to changes in policy considerations, socio-political, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electric power industry or the operations of us or our generation subsidiaries. Any such measures may have a negative effect on our business, results of operation and financial condition. In addition, the Government, which beneficially owns a majority of our shares and exercises significant control over our business and operations, may from time to time pursue policy initiatives with respect to our business and operations which may vary with the interest and objectives of our other shareholders.

Our capacity expansion plans, which are based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally announced and revised every two years by the Government. In December 2010, the Government announced the fifth Basic Plan relating to the future supply and demand of electricity. The fifth Basic Plan, which is effective for the period from 2010 to 2024, focuses on, among other things, (i) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, (ii) expanding the base-load generation capacity to promote economical supply of electricity, (iii) preparing contingency planning to cover for, among others, delayed construction of generation facilities, and otherwise ensure stable long-term balance between electricity supply and demand, (iv) tightening supply management from 2011 to 2014 in response to the short-term decrease in facility reserve margins, (v) fostering environmentally friendly electricity sources in line with the planned nationwide reduction in greenhouse gas emission, by giving priority in the construction of nuclear generation facilities and taking other green energy initiatives; (vi) appropriately adjusting the generation capacity expansion and (vii) improving transparency in planning and engaging a greater number of experts in the process of planning future basic plans. We cannot assure that the fifth Basic Plan, or the plans to be subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users. If there is a significant variance between the actual capacity expansions by us and our generation subsidiaries based on the projected electricity supply and demand and the actual supply and demand, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, which may have a material adverse effect on our results of operations, financial condition and cash flows.

From time to time, we may experience temporary power shortages or circumstances bordering on power shortages due to factors beyond our control, such as extreme weather conditions. For example, due to extremely cold weather, during the winter of 2010-2011 our electricity reserve level fell to a lower than normal level of 5.5% despite emergency measures mandated by the Government, such as reduced daytime railway services and reduced daytime industrial use of electricity during peak hours. In addition, due to the unanticipated late heat wave in mid-September 2011 and the resulting spike in the use of air conditioning, our reserve level fell to a level that resulted in temporary suspensions of electricity supply across several regions of Korea on that day despite emergency measures by the Government, such as direct load control and voluntary conservation, which prevented a full-scale blackout. On February 9, 2012, our nuclear generation unit Kori-1 experienced a station blackout for approximately 12 minutes during a scheduled maintenance overhaul which began on February 4, 2012 and was scheduled to be completed on March 4, 2012. This incident was reported to the Nuclear Safety and Security Commission on March 12, 2012, which ordered a temporary shut-down of the Kori-1 on March 13, 2012, pending further safety evaluation. These circumstances may lead to increased end-user complaints and greater public scrutiny over our capacity levels, which may in turn result in our need to modify our capacity expansion plans, and if we were to substantially modify our capacity plans, this may result in additional capital expenditures, which may have a material adverse effect on our results of operations, financial condition and cash flows.

In light of these temporary power shortages, the Government has increasingly expanded its efforts to encourage conservation of electricity, including through a public relations campaign, but there is no assurance such efforts will have the desired effect of substantially reducing the demand for electricity or improving efficient use thereof.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies in recent years, especially as a result of the recent global financial crisis, including the ongoing fiscal and financial instability surrounding several European countries. See Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” Depreciation of Won against U.S. dollar and other foreign currencies typically results in a material increase in the cost of fuel and equipment purchased by us from overseas and the cost of servicing our foreign currency-denominated debt as the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. As of December 31, 2011, approximately 23.2% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions was denominated in foreign currencies, principally in U.S. dollars, Yen and Euro. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.

As part of our overall business strategy, we plan to undertake new, or expand existing, projects such as strengthening of our renewable energy generation capabilities under the Renewable Portfolio Standards initiative, adoption of the “smart grid” projects to improve the operational efficiency of our electricity transmission and distribution network, and expansion in overseas markets, particularly in the construction and operation of nuclear generation units and procurement of fuels.

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

•	we may fail to identify and enter into new business opportunities in a timely fashion, putting us at a disadvantage vis-à-vis competitors, particularly in overseas markets; and

•	we may need to hire or retrain personnel who are able to supervise and conduct the relevant business activities.

As part of our business strategy, we may also seek, evaluate or engage in potential acquisitions, mergers, joint ventures, strategic alliances, restructurings, combinations, rationalizations, divestments or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than were originally anticipated. In addition, we regularly review the profitability and growth potential of our existing and new businesses. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent originally anticipated, and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our reputation, business, results of operation, financial condition and cash flows.

We plan to pursue international expansion opportunities that may subject us to different or greater risk than those associated with our domestic operations.

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

Furthermore, while we seek to enter into business opportunities in a prudent and selective manner, some of our new international business ventures, such as mining and resource exploration, carry risks inherent to such businesses, which are different from our traditional business of electricity power generation, transmission and distribution. While these new businesses in the aggregate currently do not comprise a material portion of our overall business, as we are relatively inexperienced in these types of businesses, the actual revenues and profitability from, and investments and expenditures into, these business ventures may be substantially different from what we planned or anticipated and have a material adverse impact on our overall business, results of operations, financial condition and cash flows.

The proliferation of a competing system which enables regional districts to independently source electricity would erode our market position and hurt our business, growth prospects, revenues and profitability.

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2012, 14 districts were using this system and one district was preparing to launch it. The generation capacity installed or under construction of the electricity suppliers in these 15 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of March 31, 2012. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 16 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which is virtually monopolized by us at present, and may have a material adverse effect on our business, growth, revenues and profitability.

Labor unrest may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2011, approximately 69.8% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since the six-week labor strike in 2002 by the union members of our generation subsidiaries in response to the proposed privatization of one of our generation subsidiaries, there has been no material subsequent labor dispute. However, we cannot assure you that there will not be a major labor strike or other disruptions by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Planned relocation of the headquarters of us and our generation subsidiaries may reduce our operational efficiency.

In June 2005, as part of an initiative to foster balanced economic growth in the provinces, the Government announced a plan to relocate the headquarters of select government-invested enterprises, including us and our six generation and certain other subsidiaries, from the Seoul metropolitan area to other provinces in Korea. Currently, our headquarters and those of our generation subsidiaries are within close vicinity of each other in the City of Seoul. Pursuant to the Government’s relocation policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul. Although the relocation was initially scheduled to occur by the end of 2012, due to construction delays, we currently expect that the relocation will occur by the end of 2014. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. See Item 5B. “Liquidity and Capital Resources—Capital Requirements” for further details. While we intend to comply with the relocation plan, there can be no assurance that, following such relocation, we will be able to maintain the current level of operational efficiency due to geographic dispersion of our business units.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 21 nuclear-fuel generation units. The operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 31.1% of electricity generated in Korea in 2011. Due to significantly lower unit fuel costs compared to those for conventional power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for check-up and overhauls lasting 20 to 30 days, with limited exceptions. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

Recently, in response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government announced plans to further enhance the safety and security of nuclear power facilities, including by establishing the Nuclear Safety Commission in July 2011 for neutral and independent safety appraisals, subjecting nuclear power plants to additional safety inspections by governmental authorities and civic groups and requiring KHNP to prepare a comprehensive safety improvement plan. As a result of the foregoing, as well as a generally higher level of public and regulatory scrutiny of nuclear power facilities in general following the recent nuclear incident in Japan, KHNP plans to implement a significant number of measures to improve the safety and efficiency of its generation facilities for target completion by 2015. We expect to incur additional compliance costs and capital expenditures in relation to our improvement measures, which could have a material adverse impact on our financial conditions and results of operation.

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

We are subject to environmental regulations, including in relation to climate change, and our operations could expose us to substantial liabilities.

We are subject to national, local and overseas environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide relating to our electricity generation activities as well as our natural resource development endeavors overseas. Our operations could expose us to the risk of substantial liability relating to environmental or health and safety issues, such as those resulting from discharge of pollutants and carbon dioxide into the environment and the handling, storage and disposal of hazardous materials. We may be responsible for the investigation and remediation of environmental conditions at current or former operational sites. We may also be subject to associated liabilities, including liabilities for environmental damage, third party property damage or personal injury resulting from lawsuits brought by governments or private litigants. In the course of our operations, hazardous wastes may be generated at third party-owned or -operated sites, and hazardous wastes may be disposed of or treated at third party-owned or -operated disposal sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites for any associate environmental damage, as well as for civil or criminal fines or penalties.

We currently operate extensive programs to comply with various environmental regulations, including the Renewable Portfolio Standard program, under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively. Our environmental measures, including the use of environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for the installation of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation and operation of such equipment and related liquidity requirement will depend on a variety of factors which may be beyond our control. There is no assurance that we will continue to be in material compliance with legal or social standards or requirements in the future in relation to the environment, including in respect of climate change. See Item 4B. “Business Overview—Environmental Programs” and “Business Overview—Renewable Energy.”

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

In addition, because neither we nor our generation subsidiaries, other than KHNP, carry any insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4B. “Business Overview—Insurance.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and make acquisitions and investments related to overseas natural resources. While we currently do not expect to face any material difficulties in procuring short-term borrowing to meet our liquidity and short-term capital requirements, the amount of such additional indebtedness may be substantial. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity.

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government is required to directly or indirectly own at least 51.0% of our issued capital stock. As of December 31, 2011, the last day on which our shareholder registry was closed, the Government, directly and through Korea Finance Corporation (a statutory banking institution wholly-owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future (other than sales of treasury stock).

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operation and financial condition are substantially dependent on the Korean consumers’ demand for electricity, which are in turn largely dependent on developments relating to the Korean economy. The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. Recent difficulties affecting the European, U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European, U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. While the rate of deterioration of the global economy slowed in the second half of 2009, with some signs of stabilization and improvement in 2010 and 2011, substantial uncertainties have resurfaced in the form of fiscal and financial sector crisis in several European countries (including Italy, Spain, France, Greece and Portugal), a downgrade in the sovereign or other credit ratings of governments and financial institutions in Europe and the United States and signs of cooling of the Chinese economy, and the overall prospects for the Korean and global economy in 2012 and beyond remain uncertain. While our aggregate financial exposure to the European countries currently being affected by the ongoing fiscal and financial crisis remains less than 1% of our consolidated total assets, any future deterioration of the global economy may have an adverse impact on the Korean economy, which in turn could adversely affect our business, financial condition and results of operations. As Korea’s economy is highly dependent on the health and direction of the global economy, investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries. Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

More specifically, factors that could hurt Korea’s economy in the future include, among others:

•

further deterioration of the fiscal and financial crisis in Europe, downgrades in the sovereign or other credit ratings of the governments and financial institutions in Europe and the United States, which could have adverse effects on the global, and in turn Korean, credit and financial markets;

•

inflation levels, volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates and stock markets and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

adverse developments in the economies of countries to which Korea exports goods and services (such as China, the United States, and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

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

•

political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling conservative party and the progressive opposition, particularly in light of the general election for National Assembly members in April 2012 and the presidential election scheduled for December 2012;

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

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. On December 17, 2011, North Korean officials announced that Kim Jong-il, the North Korean ruler, died of a heart attack. Shortly after his death, his third son, Kim Jong-eun, who is reported to be in his twenties, was named head of the government and military. Kim Jong-eun’s succession, including its implications for the politics and economy of North Korea, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, on November 30, 2009, North Korea redenominated its currency at a ratio of 100 to 1 as part of its first currency reform in 17 years as a way to control inflation and reduce the income gap among its citizens. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Furthermore, there have been recent military conflicts on the Korean peninsula. On March 26, 2010, the Cheonan, a Korean navy ship, sank off the western coast of Korea killing 46 soldiers. An investigation carried out by the Joint Civilian-Military Investigation Group, consisting of investigators from Korea, the United States, Australia, the United Kingdom and Sweden, concluded that the Cheonan was sunk by a North Korean torpedo. Also, on November 23, 2010, the North Korean military fired artillery shells onto the Korean island of Yeonpyeong, killing two Korean soldiers and two civilians which set off an exchange of fire between the two sides. Around the end of 2010, the International Criminal Court tentatively concluded that North Korea’s sinking of the Cheonan and shelling of the island of Yeonpyeong constituted a war crime, and launched a preliminary investigation regarding such incidents. On April 13, 2012, North Korea conducted a failed rocket launch under the premise of placing a satellite in orbit. This launch has been widely criticized by the international community as a veiled attempt by North Korea to further develop its long-range ballistic missile program.

On August 22, 2011, North Korea unilaterally declared that it will legally dispose of all Korean-owned real estate, equipment and raw materials it seized in April 2010 within the Mt. Geumgang resort area (the “Geumgang area”), concurrent with its seizure and embargo of Korean supplies and assets and its exit order of all employees who were dispatched from Korea (the “2011 Declaration”). It is estimated that the value of the assets, including the real estate, owned by the Republic, the Korea Tourism Organization and other private Korean companies in the Geumgang area amount to approximately Won 484.1 billion. Tourism in the Geumgang area has effectively been discontinued since a Korean tourist was shot and killed by a North Korean soldier on July 11, 2008. Currently, the Republic is in the process of considering various options, including legal and diplomatic measures, in response to the 2011 Declaration.

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

ITEM 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation (“KEPCO”) Act as the successor to Korea Electric Company. Our registered office is located at 167 Samseong-dong, Gangnam-gu, Seoul, Korea, and our telephone number is 82-2-3456-4264. Our website address is www.kepco.co.kr. Our agent in the United States is Korea Electric Power Corporation, New York Office, located at 7th Floor, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of December 31, 2011, the last day on which our shareholder registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Finance Corporation, a statutory banking institution wholly owned by the Government.

Under relevant laws of Korea, the Government is required to own, directly or indirectly, at least 51.0% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters relating to us that require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Finance Corporation as holders of our common stock are exercised by the Ministry of Knowledge Economy, based on the Government’s ownership of our common stock and a proxy received from Korea Finance Corporation, in consultation with the Ministry of Strategy and Finance.

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

Item 4B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2011, we and our generation subsidiaries owned approximately 88.4% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2011, we sold to our customers approximately 455 billion kilowatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and to a lesser extent from independent power producers. Of the 477 billion kilowatt-hours of electricity we purchased in 2011, 32.0% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 56.9% was generated by our wholly-owned five non-nuclear generation subsidiaries and 11.1% was generated by independent power producers. Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO, and EWP, each of which is wholly-owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2011, we had sales of Won 43,532 billion and net loss of Won 3,370 billion (excluding non-controlling interests) compared to sales of Won 39,507 billion and net loss of Won 120 billion (excluding non-controlling interests) in 2010. Our sales increased primarily as a result of a 4.8% increase in kilowatt hours of electricity sold in 2011, which was attributable primarily to the general increase in demand for electricity among consumers in Korea as a result of the economic recovery in 2011 compared to 2010. The increase in the volume of electricity sold was due to a 8.1% increase of electricity sold to the industrial sector, including light power usage, and a 2.1% increase in kilowatt hours of electricity sold to the commercial sector, which more than offset a 0.9% decrease in kilowatt hours of electricity sold to the residential sector. See Item 5A. “Operating Results.”

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate (“CAGR”) of 5.5% per annum from 2007 to 2011, compared to the real gross domestic product, or GDP, which increased at a CAGR of 3.5% during the same period, according to The Bank of Korea. The GDP growth rate was 3.6% for 2011 as compared to 6.2% for 2010. Demand for electricity in Korea increased by 4.8% from 2010 to 2011.

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

Recent Developments

Increase in Electricity Tariff Rates

Effective as of August 1, 2011, the Government increased the electricity rates that we charge to the end-users by an average of 4.9% as further set forth in the following table:

Type of Usage*	Residential	Commercial			Industrial			Educational	Agricultural	Street Lighting
		Low- voltage	High- voltage	Average	Low- voltage	High- voltage	Average
% increase	2.0	2.3	6.3	4.4	2.3	6.3	6.1	6.3	No change	6.3

*	Tariff on overnight power usage was also increased by 8.0% on all types of usage.

Effective as of December 5, 2011, the Government further increased the electricity rates that we charge to the end-users by an average of 4.5% as further set forth in the following table:

Type of Usage	Residential	Commercial			Industrial			Educational	Agricultural	Street Lighting
		Low- voltage	High- voltage	Average	Low- voltage	High- voltage	Average
% increase	No change	3.9	5.0	4.5	3.9	6.6	6.5	4.5	No change	6.5

We cannot assure you that such tariff increase will be sufficient to fully offset the adverse impact on our results of operations from the current or future movements in fuel costs.

Implementation of the Fuel Cost-based Tariff System

Further to the announcement by the Ministry of Knowledge Economy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff will also have a third component of fuel cost-adjusted rate, which will be added to or subtracted from the sum of the base rate and the usage rate based on the movements of coal, LNG and oil prices. The fuel cost-related adjustment will be made on a monthly basis based on the three-month average fuel cost which is reflected as fuel-cost adjustment fees two months later.

The new tariff system is intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Knowledge Economy has for the time being suspended applying the fuel cost-based adjustment, and such adjustment amount (which has been a positive amount since the adoption of the new tariff system due to the continued rise in coal, LNG and oil prices) is currently being recorded as accounts receivable pending the commencement of the application of the fuel cost-based adjustment. There is no assurance as to when the Government will commence applying the fuel cost-based adjustment and reflect the adjustment amount in the electricity tariff payable to us, or whether the new tariff system will undergo further amendments to the effect that it will not fully cover our fuel and other costs on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. Any such development may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Transfer of Pumped Storage Hydro-electric Units

Effective January 2011, the pumped-storage hydro-electricity business of each of our five non-nuclear generation subsidiaries, comprising of 16 units with total installed capacity of 4,700 megawatts, were transferred to our nuclear and hydro-electric subsidiary KHNP for greater operational efficiency.

Overseas Activities

Pursuant to our strategy to diversify and facilitate procurement of fuel sources and expand our overseas activities in general, we and our generation subsidiaries have recently been involved in several acquisition, investment and other operating activities overseas. Our recent overseas activities include:

•

in September 2011, entering into a joint venture with Megha Engineering & Infrastructures Ltd. to improve the overall power distribution network in Madhya Pradesh, India through a feeder separation program, which includes improvements of transmission lines and installation of power meters in rural areas;

•

in October 2011, a consortium consisting of our wholly-owned generation subsidiary, KOMIPO, and POSCO Engineering being selected by the City of Boulder as the winning bidder in an auction for the construction and operation of a solar power plant in Nevada, United States;

•

in November 2011, participating in a joint venture with China Datang Group in the construction and operation of two additional wind-powered electricity generation facilities in Neimenggu and Chaoyang City in Liaoning, China with total generation capacity of approximately 93 megawatts;

•

in December 2011, entered into an agreement to acquire through our wholly-owned subsidiary, KOMIPO, a 29% equity interest in Navanakorn Electric Co., a Thailand power company, to jointly develop a combined-cycle power plant project in Thailand;

•	in January 2012, winning a bid to build, own and operate a 600-megawatts diesel engine power facility in Almanakher, Jordan;

•

in February 2012, entering into an agreement to acquire a 14% equity interest in Strathmore Minerals Corp. of Canada in relation to a uranium development project in Gas Hills, Wyoming, with an option to acquire up to a maximum of 40% equity interest in Gas Hills; and

•

in March 2012, entering into an agreement, through our wholly-owned generation subsidiary, KOWEPO, to acquire a 22.7% equity interest in Pioneer Gas Power of India to construct a 388-megawatt gas-powered power facility in Maharashtra, India.

For further details on these activities, see “—Overseas Activities.”

Government Ownership and Our Interactions with the Government

The KEPCO Act requires that the Government own at least 51.0% of our capital stock. Direct or indirect ownership of more than 50.0% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Finance Corporation as holders of our common stock are exercised by the Ministry of Knowledge Economy in consultation with the Ministry of Strategy and Finance. The Government currently has no plan to cease to own, directly or indirectly, at least 51.0% of our outstanding common stock.

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

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the Ministry of Knowledge Economy released the basic privatization plan for five of our generation subsidiaries other than KHNP. Pursuant to this plan, we commenced the process of selling our equity interest in KOSEP in 2002. According to the original plan, this process was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base. In November 2003, KOSEP submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEP made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time. We may resume the stock listing process for KOSEP in due course, after taking into consideration the overall stock market conditions and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is limited to 30.0% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of such sale, with a view to encouraging competition and assuring adequate electricity supply and debt service capability.

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

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In 2003, the Government established a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea to deliberate on ways to introduce competition in electricity distribution, such as by forming and privatizing new distribution subsidiaries. In 2004, the Tripartite Commission recommended not pursuing such privatization initiatives but instead creating independent business divisions within us to improve operational efficiency through internal competition. Following the adoption of such recommendation by the Government in 2004 and further studies by Korea Development Institute, in 2006 we created nine “strategic business units” (which, together with our other business units, were subsequently restructured into 14 such units in February 2012) that came to have separate management structures (although with limits on its autonomy), financial accounting systems and performance evaluation systems, but with a common focus on maximizing profitability.

Initiatives to Improve the Structure of Electricity Generation

In 2009, the Government commissioned Korea Development Institute to undertake a study addressing concerns regarding inefficiencies in the cost structure of electricity generation, including by potentially consolidating one or more of our generation subsidiaries or merging them with us. On August 25, 2010, based on this study and deliberations with various interested parties, the Ministry of Knowledge Economy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, whose key initiatives include the following: (i) maintain the current structure of having six generation subsidiaries, (ii) designate the six generation subsidiaries as “market-oriented public enterprises” under the Public Agency Management Act in order to foster competition among them and autonomous and responsible management by them, (iii) create a supervisory unit to act as a “control tower” in reducing inefficiencies created by arbitrary division of labor among the six generation subsidiaries and fostering economies of scale among them and require the presidents of the generation subsidiaries to hold regular meetings, (iv) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (v) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (vi) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future.

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

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 411 as of December 31, 2011. We distribute electricity purchased through the Korea Power Exchange to the end users.

Our Relationship with the Korea Power Exchange

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

Notwithstanding the foregoing relationships, however, we do not have control over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Knowledge Economy, and are subject to a host of laws and regulations, including, among others, the Electricity Business Act and the Public Agencies Management Act, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Knowledge Economy, employees of the Korea Power Exchange, businesspersons and/or scholars), and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling on April 12, 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

Pricing Factors

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

Capacity Price

In addition to payment in respect of the variable cost of generating electricity, our generation subsidiaries receive payment in the form of capacity price, the purpose of which is to compensate them for the costs of constructing generation facilities and to provide incentives for new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading. From time to time, the capacity price is adjusted in ways to soften the impact of changes in the marginal price over time based on the expected rate of return for our generational subsidiaries. Currently, the capacity price is Won 7.46/kWh and since January 1, 2012 has applied equally to all generation units, regardless of fuel types used.

Effective as of January 1, 2007, a regionally differentiated capacity price system was introduced by setting a standard capacity reserve margin in the range of 12.0% to 20.0% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by a failure to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by satisfaction of the standard capacity reserve margin receive reduced capacity price. Other than the foregoing region-based variations, the capacity price generally applies uniformly to all generation units regardless of fuel types used.

Following the suspension of the plan to form separate distribution subsidiaries through privatization (see “— Restructuring of the Electric Power Industry in Korea—Suspension of the Plan to Form and Privatize Distribution Subsidiaries”), there was a discussion of replacing the current cost-based pool system with a more market-oriented system known as a two-way bidding pool system. Under the two-way bidding pool system, a pool of generating companies on the supply side and a pool of retail distributors on the demand side would each make a bid based on which the electricity price will be determined, which would contrast with the current system where we have a virtual monopoly of the demand side as the purchaser and distributor of substantially all of electricity in Korea. However, we believe that due to the indefinite suspension of the restructuring plan, the two-way bidding pool system is unlikely to be adopted in the near future absent any unexpected change in government policy.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries for the year ended December 31, 2011 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	152,343	33.0	6,556	17.8	43.0
	KOSEP	58,002	12.6	4,311	11.7	74.3
	KOMIPO	51,322	11.1	4,996	13.6	97.4
	KOWEPO	52,870	11.4	5,188	14.1	98.1
	KOSPO	58,049	12.6	5,899	16.0	101.6
	EWP	51,088	11.0	4,699	12.8	92.0
	Others(1)	38,386	8.3	5,172	14.0	134.8

	Total	462,060	100.0	36,821	100.0	79.7

Energy Sources	Nuclear	147,667	31.9	5,789	15.7	39.2
	Bituminous coal	185,658	40.2	12,480	33.9	67.2
	Anthracite coal	7,772	1.7	767	2.1	98.6
	Oil	9,563	2.1	2,160	5.9	225.9
	LNG	2,477	0.5	463	1.2	187.0
	Combined-cycle	93,483	20.2	13,205	35.9	141.3
	Hydro	4,119	0.9	561	1.5	136.2
	Pumped-storage	3,212	0.7	567	1.5	176.4
	Others	8,109	1.8	829	2.3	102.2

	Total	462,060	100.0	36,821	100.0	79.7

Load	Base load	337,768	73.1	18,618	50.6	55.1
	Non-base load	124,292	26.9	18,203	49.4	146.5

	Total	462,060	100.0	36,821	100.0	79.7

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading.

Power Purchased from Independent Power Producers

In 2011, we purchased an aggregate of 14,638 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These purchases were made outside of the cost-based pool system of power trading. These independent power producers had an aggregate generating capacity of 3,941 megawatts as of December 31, 2011.

Power Generation

As of December 31, 2011, we and our generation subsidiaries had a total of 503 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generating capacity of 67,005 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal and oil. Internal combustion units are diesel-fired gas turbine and combined-cycle units. Combined-cycle units consist of either LNG-fired combined-cycle units or oil-fired combined-cycle units. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2011 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	21	18,716	90.7
Thermal:
Coal	51	24,205	92.7
Oil	19	4,478	23.7
LNG	4	888	29.6

Total thermal	74	29,571	80.4

Internal combustion	172	356	39.9
Combined-cycle	97	12,936	66.4
Hydro	67	5,329	13.6
Wind	31	67	34.7
Solar	37	24	15.4
Fuel cell	4	6	58.6

Total	503	67,005	76.5

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

The expected useful life of a unit, assuming no substantial renovation, is approximately as follows: nuclear, over 40 years; thermal, over 30 years; internal combustion, over 25 years; and hydroelectric, over 55 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

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

	2007	2008	2009	2010	2011	% of 2011 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by generation subsidiaries:
Nuclear	142,937	150,958	147,771	148,596	154,723	31.1
Thermal:
Coal	155,684	174,156	193,803	198,287	199,516	40.2
Oil	15,703	7,981	11,970	10,874	9,501	1.9
LNG	2,028	1,518	762	2,288	2,233	0.4

Total thermal	173,415	183,655	206,535	211,449	211,205	42.5

Internal combustion	579	503	697	731	821	0.2
Combined-cycle	60,465	55,909	47,580	70,081	71,624	14.4
Hydro	2,779	3,836	4,091	4,393	4,815	1.0
Wind	21	53	82	91	117	0.0
Solar and fuel cells	5	15	24	44	60	0.0

Total generation	380,201	394,929	406,780	435,384	443,409	89.2

Electricity purchased from others:
Thermal	20,660	25,699	25,274	37,197	50,468	10.2
Hydro	2,263	1,727	1,550	2,079	3,016	0.6

Total purchased	22,923	27,426	26,824	39,276	53,484	10.8

Gross generation	403,124	422,355	433,604	474,660	496,893	100.0
Auxiliary use(2)	16,613	17,374	18,258	19,564	19,986	4.0
Pumped-storage(3)	1,817	3,243	3,713	3,663	4,257	0.9

Total net generation(4)	384,694	401,726	411,631	451,433	472,650	95.1

Transmission and distribution losses(5)	15,345	16,106	16,770	18,034	17,430	—

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped-storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation minus auxiliary and pumped-storage use.
(5)	Our transmission and distribution loss in 2011, calculated as the ratio of total transmission and distribution losses to total net generation, was 3.7%.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2007	2008	2009	2010	2011
	(Megawatts)
Total capacity	68,268	72,491	73,470	76,078	76,649
Peak load	62,285	62,794	66,797	71,308	73,137
Average load	46,019	48,082	49,498	54,185	56,619

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operation. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to KHNP.

KHNP owns and operates 21 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin, 51 hydroelectric generation units including 16 pumped storage hydro generation units as well as two solar generation units and one wind generation unit as of December 31, 2011.

The table below sets forth the number of units and installed capacity as of December 31, 2011 and the average capacity factor by types of generation units in 2011.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	21	18,716	90.7
Hydroelectric	51	5,303	11.5
Wind	1	0.8	7.9
Solar	2	3	13.2

Total	75	24,022	—

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

The Shin-Kori-1, with a 1,000 megawatt capacity, commenced commercial operation on February 28, 2011. We are currently building seven additional nuclear generation units, consisting of three units each with a 1,000 megawatt capacity and four units each with a 1,400 megawatt capacity at the Shin-Kori, Shin-Wolsong and Shin-Ulchin sites, respectively. We expect to complete these units between 2012 and 2018. In addition, we plan to build four additional nuclear units, each with a 1,400 megawatt capacity, at the Shin-Kori and Shin-Ulchin sites between 2018 and 2021.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2011.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity
	(Megawatts)
Kori-1	PWR	W	GEC, Hitachi, D	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC, Hitachi	1985	950
Kori-4	PWR	W	GEC, Hitachi	1986	950
Shin-Kori-1	PWR	D, KOPEC, W	D, GE	2011	1,000
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Yonggwang-1	PWR	W	W, D	1986	950
Yonggwang-2	PWR	W	W, D	1987	950
Yonggwang-3	PWR	H, CE, K	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE, K	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE, K	H, GE	1998	1,000
Ulchin-4	PWR	H, CE, K	H, GE	1999	1,000
Ulchin-5	PWR	D, KOPEC, W	D, GE	2004	1,000
Ulchin-6	PWR	D, KOPEC, W	D, GE	2005	1,000

Total nuclear					18,716

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries; “K” means Korea Atomic Energy Research Institute.
(3)	“GEC” means General Electric Company (UK); “P” means Parsons (Canada and UK); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alsthom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi Ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2011 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	87.9	4.9
Kori-2	98.8	5.0
Kori-3	90.7	4.6
Kori-4	92.9	4.7
Shin-Kori-1	100.0	6.0
Wolsong-1	49.3	12.8
Wolsong-2	99.6	5.9
Wolsong-3	97.5	6.7
Wolsong-4	94.3	6.9
Yonggwang-1	101.1	4.8
Yonggwang-2	92.0	4.3
Yonggwang-3	91.6	4.7
Yonggwang-4	91.2	4.7
Yonggwang-5	94.6	4.3
Yonggwang-6	93.2	4.6
Ulchin-1	99.7	4.3
Ulchin-2	80.0	4.6
Ulchin-3	90.4	4.5
Ulchin-4	69.4	4.3
Ulchin-5	92.4	4.4
Ulchin-6	92.9	4.5

Total nuclear	90.7	5.0

The average capacity factor of all of our nuclear units in aggregate has been maintained at 90.0% or more in each year since 2000.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The average duration of shutdown for routine fuel replacement and maintenance was 37 days excluding Wolsong unit-1, or 51 days including Wolsong unit-1, in 2011.

KHNP’s nuclear units experienced an average of 0.3 unplanned shutdowns per unit in 2011. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.”

Hydroelectric

Effective January 1, 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, the five non-nuclear generation companies transferred all of the assets and liabilities relating to their pumped-storage and five other hydroelectric business units to KHNP. The table below sets forth certain information, including the installed capacity as of December 31, 2011 and the average capacity factor in 2011.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	29.1
Chuncheon	2	Dam	1965	62.2	28.5
Euiam	2	Dam	1967	45.0	41.2
Cheongpyung	4	Dam	1943	139.6	36.5
Paldang	4	Dam	1973	120.0	42.0
Seomjingang	3	Basin deviation	1945	34.8	45.8
Boseonggang	2	Basin deviation	1937	4.5	56.4
Kwoesan	2	Dam	1957	2.6	46.8
Anheung	3	Dam waterway	1978	0.5	44.8
Kangreung	2	Basin deviation	1991	82.0	—
Topyeong(1)	1	Dam	2011	0.05	16.3
Muju(1)	1	Dam	2003	0.4	15.4
Sancheong(1)	2	Dam	2001	1.0	33.5
Yangyang(1)	2	Dam	2005	1.4	17.8
Yecheon(1)	1	Dam	2011	0.9	24.5
Cheongpeoung(1)	2	Pumped Storage	1980	400	4.3
Samrangjin(1)	2	Pumped Storage	1985	600	7.9
Muju(1)	2	Pumped Storage	1995	600	9.8
Sancheong(1)	2	Pumped Storage	2001	700	10.2
Yangyang(1)	4	Pumped Storage	2006	1,000	8.4
Cheongsong(1)	2	Pumped Storage	2006	600	11.0
Yecheon(1)	2	Pumped Storage	2011	800	10.8

Total	51			5,303	11.5

Note:

(1)	Indicates facilities that have been transferred from our five non-nuclear generation companies to KHNP as of January 1, 2011.

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2011 and the average capacity factor in 2011, regarding each solar and wind power unit of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	3	13.2
Kori	Wind	2008	1	7.9

Total			4	12.1

K-Water (formerly Korea Water Resources Corporation), which is a Government-owned entity, assumes full control of multi-purpose dams, while KHNP maintains the dams used for power generation. Existing hydroelectric power units have exploited most of the water resources in the Republic available for commercially viable hydroelectric power generation. Consequently, we expect that no new major hydroelectric power plants will be built in the foreseeable future. Due to the ease of its start-up and shut-down mechanism, hydroelectric power generation is reserved for peak demand periods.

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2011 and the average capacity factor and average fuel cost per kilowatt in 2011 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	19.8	3,246	92.5	66.0
Yong Hung #1, 2, 3, 4	4.8	3,372	92.9	64.5
Anthracite:
Yongdong #1, 2	34.4	325	88.3	104.5
Oil-fired:
Yosu #1, 2	34.6	529	28.1	157.6

Total thermal	19.7	7,472	87.9	68.6

Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	17.5	924	47.3	173.4

Total	18.7	8,396	83.3	75.4

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2011 and the average capacity factor and average fuel cost per kilowatt in 2011 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	16.9	4,000	95.1	64.9
Anthracite:
Seocheon #1, 2	28.4	400	86.2	120.1
Oil-fired:
Jeju #2, 3	11.4	150	55.9	275.3
LNG-fired:
Seoul #4, 5	42.0	388	31.6	226.2
Incheon #1, 2	39.3	500	26.5	200.7

Total thermal	21.4	5,438	82.5	83.5

Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3,	12.8	1,350	45.6	147.8
Incheon gas turbine #1, 2, 3, 4; steam turbine #1, 2	4.5	1,012	83.4	133.2
Jeju Gas Turbine #3	34.1	55	0.2	9,635.7
Jeju Internal Combustion Engine #1,2	4.5	80	70.5	238.1

Total	10.0	2,497	59.1	144.0

Wind-powered:
Yangyang #1, 2	5.5	3	18.6	3.9

Mini-hydro:
Boryeong	2.8	7.5	17.6	59.3
Photovoltaic power & Fuel Cell generation:
Boryeong (Photo) site	3.7	0.6	13.3	345.3
Seocheon (Photo) site	3.9	1.2	14.6	410.2
Jeju (Photo) site	3.9	0.1	15.2	—
Seoul(Photo) site	0.4	1.3	13.2	4.5
Boryeong (fuel Cell) site	3.3	0.3	79.0	272.0

Total Photovoltaic & Fuel Cell generation	2.3	3.8	21.2	293.3

Total	17.7	7,949	74.5	98.6

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2011 and the average capacity factor and average fuel cost per kilowatt in 2011 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	11.4	4,000	96.2	51.7
Oil-fired:
Pyeongtaek #1, 2, 3, 4	30.1	1,400	21.3	179.6

Total thermal	16.2	5,400	76.8	61.0

Combined cycle:
Pyeongtaek	19.5	480	35.0	152.9
West Incheon	19.5	1,800	76.0	124.6
Gunsan	1.6	718.4	79.6	117.3

Total combined-cycle	15.1	2,998.4	70.3	124.9

Mini-hydro:
Taean	4.3	2.2	21.5	—

Solar:
Taean	6.4	0.1	12.4	—
Samryangjin	4.3	3.0	14.2	4.9
Gunsan	1.4	0.3	15.4	—

Total solar	4.0	3.4	14.1	—

Total	15.8	8,404	74.5	83.0

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2011 and the average capacity factor and average fuel cost per kilowatt in 2011 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	11	4,000	100.6	50.4
Oil-fired:
Youngnam #1, 2	40.5	400	15.8	207.2
Nam Jeju #3, 4	5.5	200	76.0	226.2

Total thermal	13.3	4,600	92.3	58.8

Combined cycle:
Shin Incheon #9, 10, 11, 12	15.7	1,800	59.0	128.7
Busan #1, 2, 3, 4	7.5	1,800	78.6	119.7
Yeongwol #1	0.3	848	60.0	122.4
Hallim	15.5	105	5.0	281.9

Total combined cycle	10.1	4,553	65.7	123.6

Internal combustion:
Nam Jeju	21.3	40	30.9	198.1
Wind power:
Hankyung	5.9	21	25.5	0.6
Seongsan	2.3	20	28.6	0.5

Total wind power	4.1	41	27.0	0.5

Solar	1.9	4	13.2	0.1

Total	11.6	9,238	78.6	85.9

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2011 and the average capacity factor and average fuel cost per kilowatt in 2011 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6,7,8	8.0	4,000	94.1	63.5
Honam #1, 2	38.1	500	91.4	80.6
Anthracite:
Donghae #1, 2	12.1	400	84.8	95.0
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	33.3	1,800	19.1	220.6

Total thermal	23.1	6,700	72.3	78.0

Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	18.1	1,200	67.7	140.7
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	16.1	900	44.1	178.9

Total combined-cycle and internal combustion	17.1	2,100	55.9	153.2

Mini-hydro:
Dangjin	2.0	5.0	69.1	83.5
Photovoltaic:
Dangjin	1.0	1.0	14.0	50.3
Ulsan	0.1	0.5	11.1	50.9
Kwangyang	0.1	2.3	0.4	0
Dangjin Waste Treatment Facility	0.0	1.3	0.2	0
Donghae	5.0	1.0	10.5	453.5

Total Photovoltaic	1.1	6.1	12.7	183.2

Fuel cell:
Ilsan #1	2.1	2.4	59.6	200.6
Ilsan # 2	0.1	2.8	77.3	180.6

Total Fuel Cell	1.1	5.2	75.7	188.5

Total	9.05	8,816.3	69.5	140.3

Power Plant Remodeling and Recommissioning

Our generation subsidiaries supplement power generation capacity through remodeling or recommissioning of thermal units. Recommissioning includes installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1-8	4,000 MW (500 MW×8)	FGD(1): 1998 to 2007 SCR(2): 2005 to 2007 EP(3): 1995 to 2007 LNCS(4):1995 to 2007 EP(3) upgrade (#5, 2009) EP(3) upgrade (#6, 2010) EP(3) upgrade (#4, 2011)	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350 MW×4)	FGD(1): 2005 SCR(2): 2006 to 2007 EP(3): 1992 EP(3) upgrade (#1, 2009) EP(3) upgrade (#2, 2010)	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (gas turbines 150 MW ×8) (steam turbines 75 MW ×8)	LNCS(4): 1992 Gas turbine upgrade (2003 to 2006)	Anti-pollution Efficiency improvement	KOWEPO
Honam #1	250 MW	2010	10 years	EWP
Honam #2	250 MW	2010	10 years	EWP
Gunsan CC	718.4 MW (gas turbines 233.3 MW ×2) (steam turbines 251.8 MW ×1)	LNCS(4): 2010	Anti-pollution	KOWEPO
Boryeong #1-8	4,000 MW (500 MW×8)	FGD(1): 1996 to 2009 SCR(2): 2006 to 2009 LNCS(4): 1993 to 2009 EP(3): 1984 to 2009 2009 (#1,2)	Anti-pollution 10 years	KOMIPO
Incheon #1,2	500 MW (250 MW×2)	SCR(2): 2002 to 2005 LNCS(3): 2002 to 2005	Anti-pollution	KOMIPO
Seoul #4,5	387.5 MW (137.5 MW×1) (250 MW×1)	SCR(2) : 2001 to 2002	Anti-pollution	KOMIPO
Seocheon #1,2	400 MW (200 MW×2)	FGD(1): 1998, SCR : 2006 LNCS(4): 2004 to 2005 EP(3): 1982 to 1983	Anti-pollution	KOMIPO
Incheon #1,2	500 MW (250 MW×2)	1996(#1) 2002(#2)	10 years	KOMIPO
Jeju T/P #2,3	150 MW (75 MW×2)	SCR(2): 2010 EP(3): 2000	Anti-pollution	KOMIPO
Jeju D/P #1,2	80 MW (40 MW×2)	SCR(2): 2005 to 2009 EP(3): 2005 to 2009 FGD(1): 2005 to 2009	Anti-pollution	KOMIPO

Power Plant	Capacity	Completed (Year)	Extension	Company
Yonghung #5,6	1,750 MW (870 MW × 2)	2014	30 years	KOSEP
Hadong #1-8	4,000 MW (500 MW × 8)	FGD(1) : 1998 to 2009 EP(3) : 1997 to 2009 LNCS(3) :1997 to 2009 SCR(2): 2006 to 2009	Anti-pollution	KOSPO
Shin-Incheon CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4) : 1996	Anti-pollution	KOSPO
Busan CC	1,800 MW (gas turbines 150 MW × 8) (steam turbines 150 MW × 4)	LNCS(4) : 2003 to 2004	Anti-pollution	KOSPO
Youngnam #1,2	400 MW (200 MW × 2)	FGD(1): 1999 SCR(2): 2002 EP(3): 1988 to 1990 LNCS(4): 2002-	Anti-pollution	KOSPO
Namjeju T/P #3,4	200 MW (100 MW × 2)	FGD(1): 2006 to 2007 SCR(2): 2006 to 2007 EP(3): 2006 to 2007	Anti-pollution	KOSPO
Namjeju D/P #1-4	40 MW (10 MW × 4)	SCR(2): 1999 to 2000 EP(3): 1990 to 1991	Anti-pollution	KOSPO
Yeongwol CC	848MW (gas turbines 183 MW × 3) (steam turbines 299 MW × 1)	LNCS(4): 2010	Anti-pollution	KOSPO

Notes:

(1)	“FGD” means a flue gas desulphurization system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“EP” means an electrostatic precipitation system.
(4)	“LNCS” means a low nitrodioxide (NO2 ) combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

In addition to us, under the Community Energy System there are also 12 other entities in Korea that are licensed to supply electricity in limited geographical areas, but their aggregate market share has to-date been insignificant. In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community

Energy System. As of March 31, 2012, 14 districts were using this system and one other district was preparing to launch it and there were 12 independent entities that were licensed to distribute electricity in all of such 15 districts, to which we also transmit and distribute electricity. The generation capacity installed or under construction of the electricity suppliers in these 15 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of March 31, 2012. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 16 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

The table below sets forth as of December 31, 2010 and 2011 and March 31, 2012, the number of districts with government permits to participate in the Community Energy Supply, the number of apartments in such districts and generating capacity to be installed.

As of the date specified below	Number of Districts with Permit to Participate	Number of Apartments	Generating Capacity
		(in thousands)	(Megawatts)
December 31, 2010	31	320	1,474
December 31, 2011	31	320	1,474
March 31, 2012(1)	31	320	1,474

Note:

(1)	Reflects 16 districts with a permit to participate in the Community Energy System, which have subsequently announced that they are abandoning plans to adopt such system. The number of apartments and generating capacity represented by such districts are approximately 190 thousand units and 866 megawatts, respectively.

As of December 31, 2011, our transmission system consisted of 31,249 circuit kilometers of lines of 765 kilovolts and others including high voltage direct current lines, and we had 749 substations with an aggregate installed transformer capacity of 264,373 megavolt-amperes.

As of December 31, 2011, our distribution system consisted of 102,582 megavolt-amperes of transformer capacity and 8,463,756 units of support with a total line length of 435,549 circuit kilometers.

In recent years, we have made substantial investments in our transmission and distribution systems to increase coverage and improve efficiency. Our current projects principally focus on increasing capabilities of the existing lines and reducing our transmission and distribution loss, which was 3.7% in 2011. In light of the increased damage to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in upgrading our evaluation technologies, automation of electricity transmission and development of new transmission technologies. In particular, as part of our overall business strategy, we are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids,” based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers, a superconducting technology that will improve efficiency in the transmission of electricity over such network and localized “high-voltage direct current” technology that will reduce electricity loss over the course of transmission and distribution. See “—Strategy.”

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

Fuel

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 34.1% and 34.2% of our fuel requirements for electricity generation in 2010 and 2011, respectively.

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2011, KHNP purchased 100%, or approximately 3,374 tons, of its uranium concentrate requirement under long-term supply contracts with suppliers in Australia, Canada, France, Germany, Japan, Kazakhstan and Niger. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrate are provided by suppliers in Canada, China, France, Germany, Japan, Russia, the United Kingdom and the United States. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 43.6% and 43.5% of our fuel requirements for electricity generation in 2010 and 2011, respectively, and anthracite coal accounted for 1.9% and 1.9% of our fuel requirements for electricity generation in 2010 and 2011, respectively.

In 2011, our generation subsidiaries purchased approximately 79.8 million tons of bituminous coal, of which approximately 45.9%, 33.5%, 7.9%, 6.8% and 5.9% were imported from Indonesia, Australia, the United States, Russia, and others, respectively. Approximately 75.9% of the bituminous coal requirements of our generation subsidiaries in 2011 were purchased under long-term contracts with the remaining 24.1% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 107,413 and Won 116,073 in 2010 and 2011, respectively. Due to such price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries may not be able to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Increases in fuel prices will adversely affect our results of operations and profitability, as we may not be able to pass on the increased cost to consumers at a sufficient level or on a timely basis.”

In 2011, our generation subsidiaries purchased approximately 1.7 million tons of anthracite coal. The average cost of anthracite coal per ton purchased under such contracts was Won 130,836 and Won 136,471 in 2010 and 2011, respectively.

Oil

Oil accounted for 2.5% and 2.2% of our fuel requirements for electricity generation in 2010 and 2011, respectively.

In 2011, our generation subsidiaries purchased approximately 14.4 million barrels of fuel oil, of which 65.3% was purchased from domestic refiners and the remainder from foreign sources, in each case, through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 98,023 and Won 128,395 in 2010 and 2011, respectively.

LNG

LNG accounted for 16.6% and 16.8% of our fuel requirements for electricity generation in 2010 and 2011, respectively. In 2011, we purchased approximately 10.7 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 24.5% equity interest. Under the terms of the LNG contract with Korea Gas Corporation, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Under this contract, all of our five non-nuclear generation subsidiaries are jointly and severally obligated to purchase a total of 10.5 million tons of LNG in 2012, subject to an automatic price adjustment based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. In addition, the annual purchase quantity of LNG to be purchased from Korea Gas Corporation will exclude any amount of LNG purchased from a source other than Korea Gas Corporation. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. Our LNG supply contract with Korea Gas Corporation has a term of 20 years and expires in December 2026.

The annual purchase price for LNG is determined by our negotiations with Korea Gas Corporation, subject to approval by the Ministry of Knowledge Economy. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Brunei, Qatar, Oman, Australia, Egypt and Nigeria and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under our contract with Korea Gas Corporation was Won 778,980 and Won 888,745 in 2010 and 2011, respectively.

Hydroelectric

As of December 31, 2011, hydroelectric units represented approximately 8.0% of our total installed generating capacity.

The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

As of January 1, 2011, assets and liabilities relating to the pumped storage units of the five non-nuclear generation subsidiaries were recognized and transferred to KHNP pursuant to the Government’s Proposal for Improvements in the Korean Electric Power Industry.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 5.5% per annum for the five years ended December 31, 2011. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.5% for the same period. The GDP growth rate was approximately 6.2% in 2010 and approximately 3.6% in 2011.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2007	2008	2009	2010	2011
Growth in GDP (at 2006 constant prices)	5.1%	2.3%	0.3%	6.2%	3.6%
Growth in electricity consumption	5.7%	4.5%	2.4%	10.1%	4.8%

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

	2007 (GWh)	YoY growth (%)	2008 (GWh)	YoY growth (%)	2009 (GWh)	YoY growth (%)	2010 (GWh)	YoY growth (%)	2011 (GWh)	YoY growth (%)	% of Total 2011
Residential	75,148	3.3	77,269	2.8	78,548	1.7	82,890	5.5	82,130	(0.9)	18.0
Commercial	82,208	5.7	86,827	5.6	89,619	3.2	97,410	8.7	99,504	2.1	21.8
Educational	5,304	10.7	5,783	9.0	6,465	11.8	7,453	15.3	7,568	1.5	1.7
Industrial	194,936	6.5	203,475	4.4	207,216	1.8	232,672	12.3	251,491	8.1	55.3
Agricultural	8,215	7.6	8,869	8.0	9,671	9.0	10,654	10.2	11,232	5.4	2.5
Street lighting	2,794	4.0	2,847	1.9	2,954	3.8	3,081	4.3	3,145	2.1	0.7

Total	368,605	5.7	385,070	4.5	394,475	2.4	434,160	10.1	455,070	4.8	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand from the industrial sector increased by 8.1% to 251,491 gigawatt hours in 2011 from 2010, largely due to the continued export-led growth of the Korean economy in 2011.

Demand from the commercial sector has increased in recent years, largely due to increased commercial activities in Korea and the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 2.1% to 99,504 gigawatt hours in 2011 from 2010.

In 2011, we distributed electricity to approximately 20 million households, which represent substantially all of the households in Korea. Demand from the residential sector is largely dependent on population growth and increased use of air conditioners and other electrical appliances. Demand from the residential sector decreased by 0.9% to 82,130 gigawatt hours in 2011 from 2010 due to the relatively less warm summer in 2011 compared to 2010 resulting in reduced use of air conditioning in 2011, which more than offset increased electricity demand from greater electric heater usage during the winter of 2011 due to the relatively colder winter compared to 2010.

Demand Management

Our ability to provide an adequate supply of electricity is principally measured by the facility capacity reserve margin and the supply capability reserve margin. The facility capacity reserve margin represents the difference between the peak usage during a year and the installed capacity at the time of such peak usage, expressed as a percentage of such installed capacity. The supply capability reserve margin represents the difference between the peak usage in a year and the average available capacity at the time of such peak usage, expressed as a percentage of such peak usage. The following table sets forth our facility reserve margin and supply reserve margin for the periods indicated.

	2007	2008	2009	2010	2011
Facility reserve margin	7.9%	12.0%	9.7%	6.7%	4.1%
Supply reserve margin	7.2%	9.1%	7.9%	6.2%	5.1%

Both the facility reserve margin and the supply reserve margin decreased from 2010 to 2011, mainly due to economic recovery and unanticipated weather conditions, including relatively colder winter in 2011 compared to 2010 resulting in greater use of heaters in 2011 at peak hours.

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

Under the Electricity Business Law and the Price Stabilization Act, electricity rates are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations. For the purposes of rate approval, operating costs are defined as the sum of our operating expenses (which principally consists of cost of sales and selling and administrative expenses) and our adjusted income taxes.

Fair investment return represents an amount equal to the rate base multiplied by the rate of return. The rate base is equal to the sum of:

•	net utility plant in service (which is equal to utility plant minus accumulated depreciation minus revaluation reserve);

•	working capital for two months (equal to one-sixth of our annual operating expenses other than depreciation expenses and any other non-cash expenses);

•	our equity interests in generation subsidiaries; and

•	the portion of construction-in-progress which is charged from our retained earnings.

The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval. There is no provision for prior period adjustments to compensate us.

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2011, the approved rate of return on the debt component of the rate base was 3.9% while the approved rate of return on the equity component of the rate base was 7.3%. As a result of such approved rates of returns, the fair rate of return in 2011 was determined to be 5.9%.

The Electricity Business Law and the Price Stabilization Act do not specify a basis for determining the reasonableness of our operating expenses or any other items (other than the level of the fair investment return) for the purposes of the rate calculation. However, the Government exercises substantial control over our budgeting and other financial and operating decisions.

In addition to the calculations described above, a variety of other factors are considered in setting overall tariff levels. These other factors include consumer welfare, our projected capital requirements, the effect of electricity tariff on inflation in Korea and the effect of tariff on demand for electricity.

From time to time, our actual rate of return on invested capital may differ significantly from the rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000, and for the period since 2006, our actual rates of return have been lower than the fair rates of return largely due to rising fuel costs and higher facility investment costs. Partly in response to the variance between our actual rates of return and the fair rates of return, the Government from time to time adjusts the electricity tariff rates, but there typically is a significant time lag for the tariff adjustment as such adjustment requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use from sector-specific tariff increases. Furthermore, there is no assurance that the tariff adjustments will have the desired effect at a level anticipated or at all, or that they will not have unintended adverse consequences.

Recent adjustments to the electricity tariff rates by the Government involve the following, which were made principally in response to the rising fuel prices which hurt our profitability as well as to encourage a more efficient use of electricity by the different sectors:

•

effective August 1, 2010, a 3.5% overall increase in our average tariff rate, consisting of increases in the residential, educational, industrial, street lighting and night power usage tariff rates by 2.0%, 5.9%, 5.8%, 5.9% and 8.0%, while making no changes to the commercial and agricultural tariff.

•

effective August 1, 2011, a 4.9% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, residential, educational, street lighting and night power usage tariff rates by 6.1%, 4.4%, 2.0%, 6.3%, 6.3% and 8.0%, while making no changes to the agricultural tariff.

•

effective December 5, 2011, a 4.5% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, educational and street lighting tariff rates by 6.5%, 4.5%, 4.5% and 6.5%, while making no changes to the residential, agricultural and night power usage tariff.

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

Our current tariff schedule, which became effective as of December 5, 2011, is summarized below by the type of usage:

•

Industrial. The basic charge varies from Won 4,900 per kilowatt to Won 7,930 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 45 per kilowatt hour to Won 167.9 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The basic charge varies from Won 5,610 per kilowatt to Won 7,430 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 46.2 per kilowatt hour to Won 172.9 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. Residential tariff includes a basic charge ranging from Won 390 for electricity usage of less than 100 kilowatt hours to Won 12,230 for electricity usage in excess of 500 kilowatt hours. Residential tariff also includes an energy usage charge ranging from Won 57.3 to Won 670.6 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

•

Educational. The basic charge varies from Won 5,390 per kilowatt to Won 6,540 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from Won 40.2 per kilowatt hour to Won 147 per kilowatt hour depending on the voltage used, the season and the rate option.

•

Agricultural. The basic charge varies from Won 340 per kilowatt to Won 1,070 per kilowatt depending on the type of usage. The energy usage charge varies from Won 20.6 per kilowatt-hour to Won 36.4 per kilowatt hour depending on the type of usage.

•

Street-lighting. The basic charge is Won 5,420 per kilowatt and the energy usage charge is Won 74 per kilowatt hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 32.3 per watt applies, with the minimum charge per month of Won 1,050.

Further to the announcement by the Ministry of Knowledge Economy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff will also have a third component of fuel cost-adjusted rate, which will be added to or subtracted from the sum of the base rate and the usage rate based on the movements of coal, LNG and oil prices. The fuel cost-related adjustment will be made on a monthly basis based on the three-month average fuel cost which is reflected as fuel-cost adjustment fees two months later. The new tariff system is intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Knowledge Economy has for the time being suspended applying the fuel cost-based adjustment, and such adjustment amount (which has been a positive amount since the adoption of the new tariff system due to the continued rise in coal, LNG and oil prices) is currently being recorded as accounts receivable pending the commencement of the application of the fuel cost-based adjustment. There is no assurance as to when the Government will commence applying the fuel cost-based adjustment and reflect the adjustment amount in the electricity tariff payable to us, or whether the new tariff system will undergo further amendments to the effect that it will not fully cover our fuel and other costs on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. Any such development may have a material adverse effect on our business, financial condition, results of operations and cash flows. See Item 4B. “Business Overview—Recent Developments—Implementation of the Fuel Cost-based Tariff System.”

In 2001, as part of implementing the Restructuring Plan, the Ministry of Knowledge Economy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2011, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is announced and revised generally every two years by the Government.

In December 2010, the Government announced the fifth Basic Plan relating to the future supply and demand of electricity. The fifth Basic Plan, which is effective for the period from 2010 to 2024, focuses on, among other things, (i) ensuring that electricity generation conforms to the National Energy Basic Plan relating to the overall energy management policy for Korea, (ii) expanding the base-load generation capacity to promote economical supply of electricity, (iii) preparing contingency planning to cover for, among others, delayed construction of generation facilities, and otherwise ensuring stable long-term balance between electricity supply and demand, (iv) tightening supply management from 2012 to 2014 in response to the short-term decrease in facility reserve margins, (v) fostering environmentally friendly electricity sources in line with the planned nationwide reduction in greenhouse gas emission by giving priority in the construction of nuclear generation facilities and taking other green energy initiatives, (vi) appropriately adjusting the generation capacity expansion and (vii) improving transparency in planning and engaging a greater number of experts in the process of planning future basic plans.

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

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2010 and 2011, the amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities. The figures in the table are derived from “Additions to property, plant and equipment” under the item “cash flows from investing activities” in our consolidated statements of cash flows.

2010	2011
(In billions of Won)
(Won)10,184	(Won)	10,610

In accordance with the fifth Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 39,523 megawatts during the period from 2012 to 2024 by newly constructing 13 nuclear units,

17 coal-fired units, 14 LNG-combined units. According to the fifth Basic Plan, the total capacity of all generating facilities at the end of 2024 is expected to be 112,593 megawatts, with nuclear power plants accounting for 31.9% of the total capacity. Coal-fired plants, LNG combined plants, oil-fired plants and hydroelectric and other plants are expected to account for 27.9%, 20.9%, 3.6% and 15.7%, of the total capacity, respectively.

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries according to the fifth Basic Plan in each year from 2012 to 2015.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2012	2	LNG-combined	1,283
	2	Nuclear power	2,000
2013	3	LNG-combined	1,650
	2	Nuclear power	2,400
2014	9	LNG-combined	6,100
	1	Nuclear	1,400
	3	Coal-fired	2,240
2015	9	Coal-fired	6,050

From 2016 and 2024, our generation subsidiaries currently plan to complete eight nuclear units with an aggregate installed capacity of 11,400 megawatts, five coal-fired units with an aggregate installed capacity of 5,000 megawatts.

As part of our capital investment program, we also intend to add new transmission lines and substations, continue to replace overhead lines with underground cables and improve the existing transmission and distribution systems.

The actual number and capacity of generation units and transmission and distribution facilities we construct and the timing of such construction are subject to change depending upon a variety of factors, including, among others, changes in the Basic Plan, demand growth projections, availability and cost of financing, changes in fuel prices and availability of fuel, ability to acquire necessary plant sites, environmental considerations and community opposition.

The table below sets forth, for the years from 2012 to 2015, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities pursuant to our capital investment program. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the fifth Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2012	2013	2014	2015	Total
	(in billions of Korean won)
Generation:
Nuclear	4,892	5,432	5,526	6,272	22,122
Thermal	3,336	8,531	6,567	3,713	22,147

Sub-total	8,228	13,963	12,093	9,985	44,269

Transmission and Distribution:
Transmission	2,627	2,353	2,244	1,965	9,189
Distribution	2,195	2,182	2,139	2,080	8,596

Sub-total	4,822	4,535	4,383	4,045	17,785

Others(1)	1,872	2,328	2,508	2,363	9,071

Total	14,922	20,826	18,984	16,393	71,125

Note:

(1)	Principally consists of investments in renewable energy generation, among others.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 3,583 billion, the full amount of which was available as of December 31, 2011. We and KHNP also maintain global medium-term note programs in the aggregate amount of US$8 billion, of which approximately US$4.6 billion remains currently available for future drawdown. See also Item 5B. “Liquidity and Capital Resources—Capital Resources.”

Environmental Programs

The Environmental Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this report as the Environmental Acts, are the major laws of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change and development of renewable energy sources, we formed the Committee on Climate Change and the Committee on Renewable Energy in 2005. In 2011 the Ministry of Public Administration and Safety issued guidelines for reduction in nationwide greenhouse gas emissions and energy conservation, pursuant to which we are intensifying our efforts to reduce the levels of carbon emission in order to help meet the national target for greenhouse gas emission reduction.

In 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policy. As part of our involvement with such initiative, since September 2005, we have issued an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In November 2010, our report on the Communication on Progress was reviewed favorably by the United Nations Global Compact and was subsequently posted on its website in recognition of our strong commitment to compliance with the principles of United Nations Global Compact. In 2008 and 2009, our sustainability report was selected as a notable report on Communication on Progress by the United Nations Global Compact.

Atmospheric emissions from generating plants burning fossil fuels include, among others, sulfur dioxide, nitrogen oxide and particulates. The Environmental Acts establish emissions standards relating to, among other things, sulfur dioxide, nitrogen oxide and particulates. Such standards have become more stringent from January 1999 to reduce the amount of permitted emissions.

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2011.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	12	12	12	12	13
Selective Non-Catalytic Reduction System	—	—	—	—	3
Selective Catalytic Reduction System	9	16	12	15	13
Electrostatic Precipitation System	14	14	12	14	18
Low NO2 Combustion System	18	16	26	30	30

Total	53	58	62	71	77

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions is expected to increase in 2012 due to the construction of additional coal thermal power plants but is expected to decrease thereafter, principally due to an increased use of nuclear power and renewable energy.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2009	169	308	8	489
2010	158	283	8	467
2011	145	278	8	452
In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environmentally friendly measures to foster community goodwill. For example, in October 2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2025. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environmentally-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries have acquired the ISO 14000 certification which is an environmental management system widely adopted internationally and have made it a high priority to make our electricity generation and distribution more environmentally friendly.

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

Renewable Energy

Some of our generation facilities are powered by renewable energy sources, such as solar energy, wind power and hydraulic power. While such facilities are currently insignificant as a proportion of our total generating capacity or generation volume of our generation subsidiaries, we expect that the portion will increase in the future, especially since we are required to comply with the Renewable Portfolio Standard policy as described below.

The following table sets forth the generating capacity and generation volume in 2011 of our generation facilities that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	625.5	1,519.9
Wind Power	81.5	154.7
Solar Energy	25.0	25.0
Fuel Cells	5.8	40.3
By-product gas	116.0	85.0

Subtotal	853.8	1,824.9
As percentage of total(1)	1%	0.41%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, the Government has adopted the Renewable Portfolio Standard (“RPS”) policy, under which each generation subsidiary will be required to supply 2.0% and 10.0% of the total energy generated from such subsidiary in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, under the current RPS policy, our generation subsidiaries will incur approximately Won 45 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff at a level sufficient to fully cover such additional capital expenditures or at all.

In July 2005, nine government-invested utilities companies, including us, entered into a Renewable Portfolio Agreement (“RPA”) with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. During Phase I, which lasted from 2006 to 2008, we made capital expenditures of Won 520.1 billion to construct renewable energy generation capacity of 184 megawatts, of which 63 megawatts capacity has been completed to-date. During Phase II, lasting from 2009 to 2011, we and our generation subsidiaries made capital expenditures of Won 920.7 billion to construct renewable energy facilities with an aggregate generation capacity of 366 megawatts.

The breakdown of capital expenditures for Phase I and Phase II under the RPA by type of expenditure is as follows:

	Phase I (2006 – 2008)		Phase II (2009 – 2011)
	(in billions of Won)
Facilities investment	(Won)	388.2	(Won)	830.4
Research and development		128.0		86.8
Promotion and other		3.9		3.5

Total	(Won)	520.1	(Won)	920.7

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we and KHNP also maintain global medium-term note programs in the aggregate amount of US$8 billion, of which approximately US$4.6 billion remains currently available for future drawdown. See Item 5B. “Liquidity and Capital Resources—Capital Resources.”

Community Programs

Building goodwill with local communities is important to us in light of concerns among the local residents and civic groups in Korea regarding construction and operation of generation units, particularly nuclear generation units. The Act for Supporting the Communities Surrounding Power Plants requires that the generating companies and the affected local governments carry out various activities up to a certain amount annually to address neighboring community concerns. Pursuant to this Act, we and our generation subsidiaries, in conjunction with the affected local and municipal governments, undertake various programs, including scholarships and financial assistance to low-income residents.

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

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori units 1, 2, 3 and 4, Yonggwang units 1, 2, 3 and 4, Ulchin units 1, 2, 3 and 4 and Wolsong units 1, 2, 3 and 4. Reviews for Younggwang units 5 and 6 are in progress. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program based on the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants other than the Shin-Kori unit 1. KHNP is currently developing advanced maintenance rule implementation programs for Shin-Kori unit 1 and nuclear power plants to be constructed in the future.

KHNP has developed the Risk Monitoring System for operating nuclear power plants, which it implements in all of its nuclear power plants. The Risk Monitoring System is intended to help ensure nuclear plant safety. In addition, KHNP has developed and implemented the Severe Accident Management Guidelines in order to manage severe accidents for all of its nuclear power plants.

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits, reviews by the KHNP Nuclear Review Board and reviews by the KHNP operational safety review team, which consists of former employees of KHNP and experts from academia and internal research institutes. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team, the International Atomic Energy Agency (“IAEA”) and the Operational Safety Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, in March 2011, Shin-Wolsong 1 hosted the WANO Pre-Startup Peer Review and Ulchin 5 and 6 conducted the WANO Peer Review in September 2011. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants.

The average level of radiation dose per unit amounted to a relatively low level of 0.53 man-Sv in 2011, which was substantially lower than the global average in 2010 of 0.79 man-Sv/year as reported in the WANO performance indicator report.

Recently, in response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government established a Nuclear Safety Commission in July 2011 for neutral and independent safety appraisals, subjecting nuclear power plants to additional safety inspections by governmental authorities and civic groups and requiring KHNP to perform 46 comprehensive safety improvement measures. KHNP developed 10 additional measures through benchmarking overseas cases and the internal analysis of current operations. KHNP plans to implement these measures, which are expected to be completed by 2015, at total expected cost of approximately Won 1.1 trillion.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site of KHNP. The temporary LILW storage facilities at the nuclear sites will be sufficient to accommodate all LILWs produced up to 2014. We expect that the Korea Radioactive Waste Management Corporation (“KRMC”) will complete the construction of a LILW disposal facility in the city of Gyeongju by June 2014, and starting from December 2010, LILW stored in temporary storage facilities at Ulchin and Wolsong was transferred to a disposal facility in the city of Gyeongju.

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

The Radioactive Waste Management Act (“RWMA”) was enacted in an effort to centralize the disposal of spent fuel and low and intermediate level radioactive waste and enhance the security and efficiency of related management processes. The RWMA became effective on January 1, 2009 and designated KRMC to manage the disposal of spent fuels and low and intermediate level radioactive waste. Pursuant to the RWMA, the Government established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KRMC, and the charge for spent fuel is paid based on the quantity of spent fuel generated every quarter.

All of KHNP’s nuclear plants are in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects.

Since the submission of our annual report on Form 20-F in June 2011, there have been no significant safety-related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s permanent shutdown. Kori unit-1, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life in June 2007. KHNP obtained an approval to extend the Kori operation for another 10 years, and the unit resumed its operations in January 2008. Wolsong unit-1, the second nuclear power plant in Korea, will reach the end of its intended lifetime in November 2012. Applications for continued operation of Wolsong unit-1 were submitted to the Ministry of Education, Science and Technology in December 2009 and are currently being reviewed by the Nuclear Safety and Security Commission. Wolsong unit-1 underwent facility improvement in July 2011 and has since normally operated at 100% capacity.

While it does not carry a cash reserve for its decommissioning liability, KHNP retains financial responsibility for decommissioning its units. KHNP has accumulated the decommissioning cost as a liability since 1983. The decommissioning costs of nuclear facilities were estimated based on the study by the related committee and defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. The decommissioning costs are reviewed by the Ministry of Knowledge Economy every two years.

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

The table set below summarizes the overseas projects that we are currently pursuing based on binding agreements.

Country	Project Period	Project Description
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT)(1)
Naga, Philippines	Since February 2006	242.5-megawatt power plant (O&M/M&A)(2)
Cebu, Philippines	June 2011 to May 2036	200-megawatt CFBC(3) coal-fired power plant (BOO)(4)
Shanxi, China	April 2007 to April 2056	5,489-megawatt coal-fired power plants (BOO)(4) and coal mine projects
Gansu, China	September 2005 to April 2029	99-megawatt wind power plants (BOO)(4)
Inner Mongolia, China	May 2007 to December 2035	990-megawatt wind power plants (BOO)(4)

Country	Project Period	Project Description
Liaoning, China	April 2010 to April 2031	226-megawatt wind power plant (BOO)(4)
Thailand	2011 to 2037	Purchase of minority equity interest in Navanakorn Electric Co. (BOO)(4)
Indonesia	Since July 2010	Purchase of equity interest of PT Bayan Resources Tbk
Indonesia	Since July 2009	Purchase of equity interest of PT Adaro Energy Tbk
Bhutan	April 2011 to June 2012	Bhutan Semtohka substation upgradation with 220/66kV50/63MVA transformer
India	September 2011 to 2013	11kV feeder separation program for separation of non-agricultural and agricultural consumers, replacement of bare Low Tension line with Aerial Bunched cable and meterization of unmetered consumers in rural areas
India	January 2012 to December 2048	Purchase of a minority equity interest of Pioneer Gas Power of India for construction, operation and maintenance of a combined-cycle power plant
Nigeria	Since March 2006	Exploration of oil and gas for two offshore blocks
Nigeria	Since October 2008	Development of downstream projects in Nigeria
Nigeria	Since 2007	Acquisition of majority interest in Egbin Power Plc, a power plant owner and operator in Nigeria
Jordan	May 2009 to December 2035	373-megawatt combined-cycle power plant (BOO)(4)
Jordan	March 2012 to June 2038	Construction and operation of a diesel engine power plant in Almanakher, Jordan
Saudi Arabia	July 2009 to March 2033	1,204-megawatt oil-fired power plant (BOO)(4)
UAE	March 2011 to March 2039	1,600-megawatt combined-cycle gas power plant project (BOO)(4)
UAE	December 2009 to May 2020	Construction, operation and support for four 1,400-megawatt nuclear power generation units
Niger	Since December 2009	Share subscription of ANCE, a uranium development company
Australia	Since January 2008	Moolarben thermal coal mine development

Country	Project Period	Project Description
Australia	Since November 2007	Share subscription of Cockatoo Coal Limited, a coal development company
Australia	Since July 2010	Bylong thermal coal mine development
Canada	December 2007 to August 2012	Uranium exploration project in the Cree East
Canada	January 2008 to May 2013	Uranium exploration project in the Waterbury Lake
Canada	Since June 2009	Share subscription of Denison Mines, a uranium development company
United States	2013 to 2065	Construction and operation of a solar power plant in Nevada (BOO)(4)
United States	Since February 2012	Acquisition of minority interest in Strathmore Minerals Corp. in relation to a uranium development project in Wyoming
Mexico	January 2011 to May 2038	433-megawatt combined-cycle power plant project (BOO)(4)
France	June 2009 to 2015	Construction and operation of a uranium enrichment plant
Kazakhstan	February 2011 to 2013	Modernization of 17 substations in Actub, Kazakhstan
Kazakhstan	Since March 2011	Construction of 325 km of 220kV transmission lines in Moniak, Kazakhstan

Notes:

(1)	Represents “build, operate and transfer” projects.
(2)	Represents “rehabilitation, operation, maintenance and management” projects
(3)	Represents “circulating fluidized bed combustion” projects.
(4)	Represents “build, own and operate” projects.

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

Asia

China

In September 2005 and April 2006, we and China Datang Corporation of the People’s Republic of China formed joint ventures to build four wind-powered generation projects in China, consisting of one unit in Gansu province with total capacity of 49.3 megawatts and three units in Inner Mongolia with total capacity of

139.4 megawatts. Since then, one unit with capacity of 49.5 megawatts has been added in Gansu and thirteen units with total capacity with 851.4 megawatts have been added in Inner Mongolia. In Liaoning province, we have developed five units under an understanding with the government of Chaoyang City. In November 17, 2011, one unit with total capacity of 45 megawatts was added to Inner Mongolia and one unit with total capacity of 48 megawatts was added to Liaoning. The joint ventures were capitalized with RMB 271 million for the Gansu projects, RMB 3,252 million for the Inner Mongolia projects and RMB 678 million for the Liaoning projects. One-third of the investment was funded with equity contribution and the remaining two-thirds with debt. We and China Datang Corporation hold 60:40 equity interests in each of the aforementioned joint ventures and we participate in the projects through our wholly-owned subsidiary, KEPCO Neimnggu International Limited. Of the 25 wind power generation units constructed in the aforementioned areas in China, 18 units with a total capacity of 826 megawatts are currently in operation. These projects are currently generating additional revenue from the clean development mechanism (CDM) business.

We formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government in April 2007. As of December 31, 2011, the total installed capacity was 5,489 megawatts and our equity ownership in the partnership was 34%, representing 1,867 megawatts in installed capacity.

Philippines

We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and was completed in June 2002, and operation by us until 2022 (the project cost of the Ilijan project was US$710 million, for which project finance on a limited recourse basis was provided), and (ii) acquisition of a 40.0% equity interest in SPC Power Corporation, an independent power producer operating a 242.5-megawatt Naga power complex in Cebu, the Philippines, in February 2006 for which rehabilitation, operation, maintenance and management was completed in March 25, 2012 followed by six months of operation and maintenance thereafter and (iii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu for which construction began in February 2008 and was completed in May, 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project finance on a limited recourse basis was provided.

On December 24, 2011, our contract to operate and maintain a 650-megawatt oil-fired power plant project in Malaya expired. We are currently in the process of transferring this project to National Power Corporation, a state-owned company in the Philippines. We expect the transfer process to take up to two years.

Indonesia

On July 23, 2009, we, together with KOSEP, purchased a 1.5% equity interest in PT Adaro Energy Tbk (“Adaro”) for an aggregate purchase price of US$46 million. Adaro is the second largest coal producer in Indonesia and the fifth largest coal exporter in the world, and has produced a total of 50 million tons of coal in 2011. As part of this investment, we are entitled to an annual coal procurement of 3 million tons per year.

On August 19, 2010, we purchased a 20% equity interest in PT Bayan Resources Tbk (“Bayan”), an Indonesian mining company, for a purchase price of US$518 million. Bayan is engaged in open cut mining of various coal qualities from mines located primarily in East and South Kalimantan, and has produced 20 million tons of coal in 2011. In addition, because Bayan owns the largest coal terminal and the only floating transfer-station in Indonesia, we believe that the acquisition will improve our access to much-needed transportation infrastructure within Indonesia. As part of this investment, we are entitled to an annual coal procurement of 2 million tons per year between 2012 and 2014 and 7 million tons per year beginning in 2015.

We expect that both of our investments in Indonesia will help us secure a more stable supply of coal for power generation and help us hedge against fluctuations in fuel prices.

Kazakhstan

On February 23, 2011, a consortium led by us, Hyundai Engineering & Construction and Hyundai Corporation won a power transmission and variation project from Kazakhstan Electricity Grid Operating Company (“KEGOC”), a Kazakhstan state-run company. This US$100 million project will be conducted on an engineering, procurement and construction (EPC) basis, in connection with which are modernizing 17 substations in Actub, Kazakhstan. The project is expected to be completed by the end of 2013. The consortium also won an additional US$46 million project from KEGOC in March 1, 2011 to construct power transmission facilities in Moniak, Kazakhstan. The Moniak project involves the construction of 200kV transmission lines with a total length of 325km, and is expected to be completed by the end of 2012.

Bhutan

In April 2011, a consortium led by us entered into an agreement with the Bhutan Electricity Authority for the upgrade of the Semtohka substation and construction of a power transformer for an estimated project cost of US$2.6 million. Due for completion by the end of June 2012, this project is expected to create 63 megavolt-amperes of transformer capacity.

India

In September 2011, a joint venture company established by us and Megha Engineering & Infrastructures Ltd. (“Megha”) entered into an agreement with M.P. Paschim Kshetra Vidyut Vitaran Co. Ltd., Indore (“Paschim”) and M.P. Poorv Kshetra Vidyut Vitaran Co. Ltd., Jabalpur (“Poorv”), each a state-controlled electricity provider in India, to improve the overall power distribution network in Madhya Pradesh, India through a feeder separation program, including improvements of transmission lines and installation of power meters in seven rural areas. The joint venture company will be responsible for five of the projects in conjunction with Megha. In addition, we will be separately responsible for the remaining two projects. The total project cost is estimated to be US$100 million. Construction for the project began in September 2011 and is expected to be completed in 2013.

In March 2012, our wholly-owned generation subsidiary, KOWEPO, purchased a 22.7 % equity interest in Pioneer Gas Power for a purchase price of approximately US$20 million to construct a 388-megawatt combined-cycle power plant in Maharashtra, India. The total size of the project, which commenced in January 2012, is expected to be approximately US$250 million and we expect the power facility to begin commercial operation in 2014. KOWEPO will be responsible for operation and maintenance of the project.

Thailand

On December 23, 2011, our wholly-owned generation subsidiary, KOMIPO, agreed to purchase a 29% equity interest in Navanakorn Electric Co., a Thailand power company, to jointly develop a combined-cycle power plant project in Thailand with generation capacity of 111 megawatts. The total project cost is currently estimated to be US$187 million, and KOMIPO expects to invest approximately US$15.6 million into this project. This project is expected to involve two years of construction starting from 2011 and 25 years of operation beginning in 2013.

Middle East

Jordan

In July 2008, a consortium consisting of us and Xenel was selected as the preferred bidder to “build, own and operate” a gas-fired power plant with installed capacity of 373 megawatts in Al Qatrana, near Amman, Jordan. Construction of the power plant began in May 2009 and was completed in December 2011. The total cost of construction was approximately US$460 million. Operation of the power plant will be for a period of 25 years lasting until 2036. We and Xenel established a joint venture to oversee the project, with us and Xenel holding an 80:20 equity interest, respectively. We expect our total investment in the project to be approximately US$114 million. We believe that this project will help us expand our business in the Middle East and position us as a competitive power producer in the global market.

On January 30, 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services was selected by National Electric Power Corporation, a state-run electricity provider in Jordan, to construct and operate a diesel engine power project in Almanakher with an expected total generation capacity of 600 megawatts. This project involves two years of construction beginning in April 2012 followed by 25 years of operation upon target completion of the power plant in 2014. Phase I of the project consists of partial completion of construction by May 2013, after which we will begin partial operations of the power plant. The total project cost is currently estimated to be US$800 million, of which approximately 25% will be financed through equity investments by the consortium members and the remaining 75% through debt. We expect to invest US$120 million and hold a 60% equity interest in the consortium. We plan to establish a subsidiary for the purpose of participating in the consortium.

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

On October 18, 2010, a consortium led by us was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the United Arab Emirates, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with an expected aggregate generation capacity of 1,600 megawatts. On February 15, 2011, the consortium entered into a formal contract with ADWEA for the construction and operation of the generation facilities. This project involves three years of construction starting from March 2011, and 25 years of operation following its completion in March 2014 until March 2039. The total project cost is currently estimated to be US$1.5 billion, of which approximately 20% will be financed through equity investments by the consortium members and the remaining 80% through project financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and us (19.6%), subject to further change. The total amount of our equity investment in the project is expected to be approximately Won 60.4 billion, and we are participating in this project through a special purpose vehicle.

North America

United States

On October 31, 2011, a consortium consisting of our wholly-owned generation subsidiary, KOMIPO, and POSCO Engineering Co., was selected by the City of Boulder as the winning bidder in an auction for the construction and operation of a US$1 billion solar power plant project in Nevada, the United States with generation capacity of 300-megawatts. The total size of the project is expected to be approximately US$300 million, and KOMIPO expects to invest approximately US$90 million and hold a 30% interest in the project. Construction of the project is expected to commence in September 2013 and be completed by December 2014, to be followed by 50 years of operation from 2015 to 2065.

On February 1, 2012, we signed an agreement with Strathmore Minerals Corp. (“Strathmore”) to acquire approximately 14 million common shares of Strathmore for a purchase price of U$8 million. As a result of this acquisition, we hold approximately 14% of the equity interests of Strathmore. Under this agreement, we have the right to purchase a portion of any future annual uranium production from Strathmore’s properties in Gas Hills, Wyoming. The proceeds from our investment will be used for a “Phase I” exploration and development program. Upon completion of Phase I, we have the right to participate in the “Phase II” development based on an option to purchase up to a total 40% interest in the Gas Hills Properties for an additional investment of U$32 million. With this investment, we will be able to off-take, for the duration of the project operation, 40% of approximately 400 tons of uranium that are currently expected to be produced from these properties.

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

On January 30, 2008, a consortium consisting of us, KHNP, Korea Nuclear Fuel Co., Ltd., Hanwha Corporation and Gravis Capital Corp., a Canadian company, entered into an agreement with Fission Energy Corp., a uranium exploration company located in Canada, to carry out a joint uranium exploration project in Waterbury Lake, Saskatchewan, Canada. Under the terms of the agreement, each of the consortium and Fission Energy Corp. holds a 50% equity interest in the three-year project. The estimated capital expenditure for the project is C$15 million, all of which is to be borne by the consortium through cash contributions over the term of the project. Under the terms of the agreement, the consortium is required to purchase a 50% equity interest in the project held by Fission Energy Corp. upon the final payment of cash contributions by the consortium during the term of the project. We have a 20% equity interest in the project and are expected to make estimated cash contributions of C$6 million. During the three-year exploration period, which ended in April 2010, we discovered a high grade uranium mineralization after drilling 20 sites out of 97 sites. On August 16, 2010, the consortium entered into an additional agreement consisting of a limited partnership agreement, a shareholders agreement and an operating service agreement with Fission Energy Corp. and extended the exploration period to May 2013 in order to enlarge known mineralization and to produce a resource estimate. On April 12, 2011, Fission Energy Corp. exercised a Back-In Option under the limited partnership agreement dated August 16, 2010, and provided to the consortium consideration of C$6 million. As a result of the exercise of the Back-In Option, the Fission Energy Corp.’s equity interest increased by 10% and the consortium’s equity interest was reduced by 10%. Currently, Fission Energy Corp. and the consortium hold a 60% and 40% equity interest, respectively, in the special purpose entity established to operate this project, of which we hold a 16% equity interest. Subsequent to the exercise of the Back-In Option, the consortium and Fission Energy Corp. is required to make estimated cash contributions for the project on the basis of their respective equity interest.

On June 15, 2009, we, together with KHNP, entered into a definitive agreement with Denison Mines Corporation (“Denison”) under which we currently hold a 15.1% equity interest in Denison Mines and remain the largest shareholder thereof. Under the terms of the agreement, we are entitled to procure up to approximately 20.0% of Denison’s current annual uranium production, during the period from 2010 to 2015. For the period from 2016, we will also be entitled to procure up to 20.0% of Denison’s annual uranium production provided that we beneficially own 10.0% or more of Denison’s share capital. We procured 159 metric tons of uranium in 2011 and expect such amounts to increase in the near future.

Mexico

On August 2, 2010, a consortium led by us was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Comision Federal de Electricidad (“CFE”) of Mexico. This facility is expected to have a generation capacity of 433 megawatts, and the project will be undertaken on a “build, own and operate” basis. The total size of the project, which commenced in September 2010 and is expected to end in May 2038, is expected to be approximately US$430 million. We hold a 56% interest in the consortium, whose other members are Samsung C&T (with a 34% interest) and Techint, a Mexico company (with a 10% interest). The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and on September 7, 2010, KST entered into a power purchase agreement with CFE to construct and operate a combined-cycle power plant at Chihuahua in Mexico. In October 2010 KST was licensed by the Mexican government as an independent power producer, which allows it to produce and sell electricity to CFE during the specified contract period.

Australia

On November 7, 2007, we and EWP entered into a share subscription agreement with Cockatoo Coal Limited (“Cockatoo”), a coal exploration and mining company located in Australia. We and EWP currently hold a 4.7% aggregate equity interest in Cockatoo after having made a total investment of A$21.8 million. Cockatoo has several coal exploration projects in Queensland and New South Wales and one production project in Bowen Basin, Queensland, Australia.

On January 2, 2008, a consortium consisting of Korea Resources Corporation, Hanwha Corporation, us and four of our wholly-owned generation subsidiaries, namely, KOSEP, KOMIPO, KOWEPO and KOSPO, entered into an agreement with Felix Resources Limited, an Australian coal mining company, to develop the Moolarben coal mine located in Western Coal Fields, New South Wales, Australia. Under the terms of agreement, the consortium purchased 10% equity interest in the Moolarben project from Felix, of which we and our four generation subsidiaries own an aggregate of 5%, 80% equity interest of the project is held by Felix which was acquired by Yancoal Australia in December 2009. In 2011 Moolarben produced 5 million tons of coal, of which we imported 2.5 million tons in 2011. Our four generation subsidiaries have a coal off-take agreement for a total of 2.5 million tons of coal per annum.

On July 5, 2010, Kepco Australia Pty Ltd., our wholly-owned subsidiary, entered into an agreement with Anglo American Metallurgical Coal Assets Eastern Australia Ltd. to acquire 100% of the equity interest in Anglo Coal (Bylong) Pty Ltd., a wholly-owned subsidiary of Anglo, for a purchase price of A$402 million. Bylong owns a bituminous coal mine in New South Wales, Australia. From this acquisition, we expect to secure an average of 7.5 million tons of bituminous coal per year from this mine during the period from 2016 to 2045. We and Cockatoo are currently undergoing a feasibility study for this project to explore and develop coal that is of export quality.

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

In October 2007, we invested US$9.1 million in KEPCO Energy Resource Nigeria Ltd., or KERNL, a joint venture with Energy Resource Ltd., a Nigerian company. We currently own 30.0% of KERNL’s equity capital. In May 2007, KERNL entered into a share purchase agreement with the Nigerian government for the purchase of 51.0% of the equity capital of Egbin Power Plc in Nigeria, which owns and operates the Egbin power plant, for a consideration of approximately US$280 million. The acquisition remains to be completed.

On December 30, 2009, we and KHNP, our wholly-owned nuclear generation subsidiary, entered into a definitive agreement with Areva NC Expansion (“ANCE”) to purchase 1.0 million shares, or 15.0%, of the share capital of ANCE at an aggregate purchase price of EUR 170 million. We are entitled to procure up to approximately 10.0% of Imouraren SA’s annual uranium production in Niger, which is estimated to be 770 metric tons based on ANCE’s annual production plan during the period between 2015 and 2046. Imouraren SA is an ANCE-invested mine operating company.

Europe

France

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

As of December 31, 2011, we supplied electricity to 232 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, a project suspension or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

The Light Water Reactor Project

The Korean Peninsula Development Organization, or KEDO, was chartered in March 1995 as an international consortium stipulated by the Agreed Framework, which was signed by the United States and North Korea in October 1994. KEDO signed an agreement with North Korea in December 1995 to construct two light water reactors in North Korea in return for certain nuclear nonproliferation steps to be taken by North Korea. KEDO designated us as its prime contractor to build two units of pressurized light water reactors with total capacity of 2,000 megawatts. We entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. However, when North Korea did not meet the conditions required for the continuation of the project, KEDO suspended the project in December 2003. Following the suspension, KEDO notified us of the termination of the project and the related turnkey contract between KEDO and us. On December 12, 2006, we entered into a transfer agreement with KEDO. According to the transfer agreement, we assumed substantially all of KEDO’s rights and obligations related to the light water reactor outside of North Korea. In exchange, we waived the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. Pursuant to the terms of the transfer agreement, we are required to report to KEDO the disposal or reuse of the transferred equipment. The gains from the transfer agreement will be shared with KEDO through further negotiations between the two parties.

We decided to dispose of transferred equipment in 2010, the majority of which we sold through an international open bidding process and negotiated agreements in 2011. In January 2012, we disposed of the remaining transferred equipment through a sales contract with KHNP for the remaining Nuclear Steam Supply System equipment. In March 2012, we submitted to KEDO the Final Report on Resale for the transferred equipment under the terms of the transfer agreement.

Insurance

We and our generation subsidiaries carry insurance covering against certain risks, including fire, in respect of key assets, including buildings, equipment, machinery, construction-in-progress and procurement in transit, as well as, in the case of KEPCO, directors’ and officers’ liability insurance. We and our generation subsidiaries maintain casualty and liability insurance against risks related to our business to the extent we consider appropriate. These insurance and indemnity policies, however, cover only a portion of the assets that we own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these assets. Other than KHNP, neither we nor our generation subsidiaries separately insure against terrorist attacks.

Substantial liability may arise from the operation of nuclear-fueled generation units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex, which includes property insurance coverage for acts of terrorism up to US$300 million. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to Won 50 billion per accident per plant complex, for a total coverage of Won 250 billion. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 50 billion per nuclear plant complex, for a total coverage of Won 250 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$461 million, at the rate of 1 SDR = US$1.5357 as posted on the Internet homepage of the International Monetary Fund on March 12, 2012, per single accident; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of Won 50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to Won 50 billion as determined by the National Assembly. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is neither insured nor covered by the government indemnity.

See Item 3D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

We currently transmit and distribute substantially all of the electricity in Korea. In addition to us, under the Community Energy System there are also 12 other entities in Korea that are licensed to supply electricity in limited geographical areas, but their aggregate market share has to-date been insignificant. In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2012, 14 districts were using this system and one other district was preparing to launch it and there were 12 independent entities that are licensed to distribute electricity in all of such 15 districts, to which we also transmit and distribute electricity. The generation capacity installed or under construction of the electricity suppliers in these 15 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of March 31, 2012. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 16 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our market position in the generation and distribution of electricity in Korea, which has been virtually monopolized by us until recently, and may have a material adverse effect on our business, growth, revenues and profitability.

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

Regulation

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring a stable supply of electric power and further contributing toward the sound development of the national economy through facilitating development of electric power resources and carrying out proper and effective operation of the electricity business. The KEPCO Act (including the amendment thereto) prescribes that we engage in the following activities:

1.	development of electric power resources;

2.	generation, transmission, transformation, distribution of electricity and other related business;

3.	research and technology development related to the businesses mentioned in items 1 and 2;

4.	overseas business related to the businesses mentioned in items 1 through 3;

5.	investments or contributions related to the businesses mentioned in items 1 through 4;

6.	businesses incidental to items 1 through 5;

7.	development and operation of real estate holdings, subject to certain restrictions pursuant to the Presidential Decree of the KEPCO Act; and

8.	other businesses entrusted by the Government.

The KEPCO Act currently requires that our profits be applied in the following order of priority:

•	first, to make up any accumulated deficit;

•	second, to set aside 20.0% or more of profits as a legal reserve until the accumulated reserve reaches one-half of our capital;

•	third, to pay dividends to shareholders;

•	fourth, to set aside a reserve for expansion of our business;

•	fifth, to set aside a voluntary reserve for the equalization of dividends; and

•	sixth, to carry forward surplus profit.

Based on our consolidated financial results as of December 31, 2011, the legal reserve was Won 1,604 billion, the reserve for business expansion was Won 15,949 billion, and the reserve for investment of social overhead capital was Won 5,277 billion.

We are under the supervision of the Ministry of Knowledge Economy, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See Item 4B. “Business Overview—Purchase of Electricity—Cost-based Pool System.” Each of our six generation subsidiaries holds an electricity generation license. As of March 31, 2012, we and 12 other electricity suppliers (we nationally and the 12 other suppliers for a total of 15 districts) have obtained a license for the distribution of electricity under the Community Energy System as authorized by the Korea Electricity Commission and approved by the Minister of Knowledge Economy in accordance with the Electricity Business Act. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above.

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

Equity holdings	Primary business	Net asset value / book value as of December 31, 2011		Ownership percentage as of December 31, 2011	Ownership percentage to be sold
				(in billions of Won)
KEPCO Plant Service & Engineering Co., Ltd.	Overhauling and repairing power plants	494	(1)	75.0%	15.0%
KEPCO Engineering & Construction Co., Inc	Designing and engineering power plants	380	(1)	74.9%	16.9%
LG Uplus Corp.	Electronics, telecommunications and Internet access services	284	(2)	7.5%	7.5%
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	21	(3)	29.0%	29.0%

Notes:

(1)	Represents net asset value of a consolidated subsidiary.
(2)	Represents book value recorded by us as an available-for-sale financial asset as of December 31, 2011.
(3)	Represents book value recorded by us as an investment in associate as of December 31, 2011.

KEPCO Plant Service & Engineering Co., Ltd.

In December 2007, we completed the initial public offering of KEPCO Plant Service & Engineering Co., Ltd., or KPS, formerly our wholly-owned subsidiary, by listing approximately 20.0% of its equity interest on the Korea stock exchange for an aggregate consideration of Won 120 billion. Pursuant to the Third Phase of the Public Institution Reform Plan, we sold an additional 5.0% of KPS shares through a block sale and plan to sell an additional 15.0% of KPS’s equity interest by the end of 2012 subject to prevailing market conditions. We expect to maintain control of KPS subsequent to the planned sale. As such, KPS is expected to remain as our consolidated subsidiary.

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Ltd., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009. We owned 97.9% of KEPCO E&C’s shares prior to the initial public offering and currently own 77.9% following the initial public offering. Gross proceeds from the initial public offering were Won 165 billion. In furtherance of the Third Phase of the Public Institution Reform Plan, we plan to sell an additional 20.0% equity interest in KEPCO E&C by the end of 2012, subject to prevailing market conditions, and in furtherance of such plan, on November 29, 2011, we sold an additional 3.08% of our shares in KEPCO E&C to third party investors for gross proceeds of approximately Won 101 billion. Following such sale, we currently hold 74.9% equity interest in KEPCO E&C. We expect to maintain control of KEPCO E&C subsequent to the planned sale. As such, KEPCO E&C is expected to remain as our consolidated company.

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

Item 4C. Organizational Structure

As of December 31, 2011, we had 66 subsidiaries, 30 associates and 22 joint ventures (not including any special purpose entities).

Subsidiaries

Our wholly-owned six generation subsidiaries are KHNP, KOSEP, KOMIPO, KOWEPO, KOSPO and EWP. Our non-generation subsidiaries include KEPCO E&C, KEPCO KPS, KEPCO NF, and KEPCO KDN. For a full list of our subsidiaries, including foreign subsidiaries, and their respective jurisdiction of incorporation, please see Exhibit 8.1 attached to this report.

Associates and Joint Ventures

An associate is an entity over which we have significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. A joint venture is a contractual arrangement whereby we and other parties undertake an economic activity that is subject to joint control (namely when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control). Joint venture arrangements that involve the establishment of a separate entity in which each party has an interest are referred to as jointly controlled entities. The accounts of the associates and joint ventures are not required to be consolidated in our financial statements. We record our equity interests in these associates and joint ventures as investments under the equity method of accounting. See

Note 18 of the notes to our consolidated financial statements. The table below sets forth for each of our principal associates and joint ventures the name and our percentage shareholding and their principal activities as of December 31, 2011.

	Ownership (Percent)	Principal Activities
Associates:
Daegu Green Power Co., Ltd.	41.0	Power generation
Korea Gas Corporation	24.5	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.0	Electricity metering
YTN Co. Ltd.	21.4	Broadcasting
Cheongna Energy Co., Ltd.	30.0	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(1).	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	29.0	Generating electricity
AMEC Partners Korea(2)	19.0	Resources development
Hyundai Energy Co., Ltd.	29.0	Power generation
Ecollite Co. Ltd.	33.5	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25.0	Construction and service
Alternergy Philippine Investments Corporation	50.0	Power generation
Muju Wind Power Co., Ltd.	25.0	Power generation
Pyeongchang Wind Power Co., Ltd.	25.0	Power generation
Daeryun Power co., Ltd.	19.8	Power generation
JinanJangsu Wind Power Co., Ltd	25.0	Power generation
Changjuk Wind Power Co., Ltd.	30.0	Power generation
Commerce and Industry Energy Co., Ltd.	29.5	Power generation
Gyeongju Wind Power Co., Ltd.	30.0	Power generation
KNH Solar Co., Ltd.	27.0	Power generation
SPC Power Corporation	40.0	Power generation
Gemeng International Energy Group Co., Ltd.	34.0	Construction and operation of utility plant
PT.Cirebon Electric Power	27.5	Construction and operation of utility plant
KNOC Nigerian East Oil Co., Ltd.(3).	14.6	Oil and gas exploration in Nigeria
KNOC Nigerian West Oil Co., Ltd.(3)	14.6	Oil and gas exploration in Nigeria
Dolphin Property Limited(3)	15.0	Rental company
E-Power S.A	30.0	Operation of utility plant and sales of electricity
PT Wampu Electric Power	46.0	Power generation
PT. Bayan Resources TBK	20.0	Resources development
Korea Power Exchange(4)	100.0	Management of power market

Joint ventures:
Canada Korea Uranium Limited Partnership(5).	12.5	Resources development
KEPCO-Uhde Inc.(6)	66.0	Power generation
Eco Biomass Energy Sdn. Bhd.	40.0	Power generation
Datang Chaoyang Renewable Power Co., Ltd.	40.0	Power generation
Shuweihat Asia Power Investment B.V.	49.0	Holding company
Shuweihat Asia Operation & Maintenance Company(6)	55.0	Maintenance of utility plant
Waterbury Lake Uranium LP	40.0	Resources development
ASM-BG Investicii AD	50.0	Power generation
RES Technology AD	50.0	Power generation
KV Holdings, Inc.	40.0	Power generation
Kings Plaza JV, LLC(6)	75.0	Power generation
KEPCO SPC Power Corporation(6)	76.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Limited	30.0	Holding company
Gansu Datang Yumen Wind Power Company Ltd.	40.0	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.0	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.0	Power generation
Rabigh Electricity Company	40.0	Construction of utility plant and sales of electricity
Rabigh Operation & Maintenance Company	40.0	Maintenance of utility plant
Jamaica Public Service Company Limited	40.0	Power generation
KW Nuclear Components Co., Ltd.	43.4	R&D
Busan Shinho Solar power Co., Ltd.	20.0	Power generation
STX Electric Power Co., Ltd.	49.0	Power generation

Notes:

(1)	Although we hold less than 20% of the equity shares of Gangwon Wind Power Co., Ltd., we may exercise significant influence over the company due to our ability to appoint directors to the board of directors and our indirect control over the management of its financial and operating policies.
(2)	Although we hold less than 20% of the equity shares of AMEC Partners Korea, we may exercise significant influence over the company due to our ability to appoint a director to the board of directors.
(3)	Although we hold less than 20% of the equity shares in this company, we may exercise significant influence over the company due to our ability to appoint one out of four members of the steering committee. In addition, we engage in significant financial transactions with the company which further results in our indirect influence on the company.
(4)	We hold 100% of the equity shares of Korea Power Exchange and we exercise some control over the company due to our ability to nominate directors to the board of directors. However, Korea Power Exchange is not classified as our subsidiary because the Korean Government has the ability to appoint directors to the board of directors.
(5)	Although we hold less than 20% of the equity shares of Canada Korea Uranium Limited Partnership, we posses joint control of the company due to our ability to appoint directors to the board of directors and our indirect control over the management of its financial and operating policies.
(6)	We hold over 50% of the equity shares of the company. However, pursuant to the terms of the joint venture agreement, all material decisions require the consent of each of the parties to the joint venture agreement, each of whom has equal voting rights in the board of directors. For these reasons, the company is classified as a joint venture.

Item 4D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea. As of December 31, 2011, the net book value of our property was Won 112,385 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion on our operating and financial review and prospects together with our consolidated financial statements and the related notes which appear elsewhere in this report. Our results of operations, financial condition and cash flows may materially change from time to time, for reasons including various policy initiatives (including changes to the Restructuring Plan) by the Government in relation to the Korean electric power industry, and accordingly our historical performance may not be indicative of our future performance. See Item 4B. “Business Overview—Restructuring of the Electric Power Industry in Korea” and Item 3D. “Risk Factors—The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

Item 5A. Operating Results

Overview

As we are a predominant market participant in the Korean electric power industry, our business is heavily regulated by the Government, including with respect to the rates we charge to customers for the electricity we sell. In addition, our business requires a high level of capital expenditures for the construction of electricity generation, transmission and distribution facilities and is subject to a number of variable factors, including demand for electricity in Korea and fluctuations in fuel costs, which are in turn impacted by the movements in the exchange rates between the Won and other currencies.

Under the Electricity Business Law and the Price Stabilization Act, the Government generally establishes electricity rates at levels that are expected to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of the fair investment return, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” We have recorded operating income for every fiscal year since our inception in 1981; however, since 2008, we have recorded operating losses and/or net losses due to substantial increases in fuel prices which have more than offset the effect from the increases in the electricity tariff rates we charge to our customers.

We estimate that fuel prices will continue to be volatile and accordingly have a material adverse effect on our results of operations and profitability in 2012 and beyond. In part to address these concerns, the Government from time to time increases the electricity tariff rates (most recently in August 2010 and August and December 2011). However, such increases may be insufficient to fully offset the adverse impact from the rise in the fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer.

Further to the announcement by the Ministry of Knowledge Economy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. However, due to inflationary and other policy considerations, the Ministry of Knowledge Economy has for the time being suspended applying the fuel cost-based adjustment, and such adjustment amount (which has been a positive amount since the adoption of the new tariff system due to the continued rise in coal, LNG and oil prices) is currently being recorded as accounts receivable pending the commencement of the application of the fuel cost-based adjustment. See “—Electricity Rates.”

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

Demand for electricity in Korea grew at a compounded average rate of 5.5% per annum for the five years ended December 31, 2011. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.5% during the same period. The GDP increased, on a year-on-year basis, by 6.2% in 2010 and by 3.6% in 2011.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2007	2008	2009	2010	2011
Growth in GDP (at 2006 constant prices)	5.1%	2.3%	0.3%	6.2%	3.6%
Growth in electricity consumption	5.7%	4.5%	2.4%	10.1%	4.8%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector currently represents the largest segment of electricity consumption in Korea. While demand from the industrial sector (including the agricultural sector) has increased steadily as a result of the economic expansion in Korea, it has gradually declined as a percentage of total demand from 57.3% in 2000 to 55.3% in 2011. Demand from the industrial sector increased by 8.1% to 251,491 gigawatt hours in 2011 from 2010, largely due to the continued export-led growth of the Korean economy backed by greater utilization of industrial plants.

•

Demand for electricity from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand, as a result of the continuing growth of the service sector in the Korean economy, which has led to an increased number of office buildings, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector increased by 2.1% to 99,504 gigawatt hours in 2011 from 2010, largely as a result of the increased commercial activities in Korea, which was partially offset by weakened consumer sentiment in light of the enhanced uncertainties in the global economy.

•

Demand for electricity from the residential sector decreased by 0.9% to 82,130 gigawatt hours in 2011 from 2010. In 2011, we provided electricity to approximately 20 million households, which represent substantially all of the households in Korea. Demand from the residential sector is largely dependent on population growth and the increased use of air conditioners and other electrical appliances. Residential demand for electricity decreased in 2011, largely due to the relatively less warm summer in 2011 compared to 2010 resulting in reduced use of air conditioning in 2011, which more than offset increased electricity demand from greater electric heater usage during the winter of 2011 due to the relatively colder winter compared to 2010.

For a discussion on demand by the type of customers, see Item 4B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

As for the supply of electricity in Korea, we have since our inception had, and, subject to any substantial future developments in respect of the Restructuring Plan, expect to have, the predominant market share, in terms of generation of electricity as well as transmission and distribution thereof to the end-users. As for transmission and distribution of electricity, we accounted for approximately 99% of the market share, in terms of transmission and distribution capacity, in 2010 and 2011. While as of March 31, 2012, there were 12 other entities in Korea that are also licensed to supply electricity under the Community Energy System, these suppliers are, by the terms of their licenses, permitted to supply electricity to limited geographical areas, and their aggregate transmission and distribution capacity accounted for approximately 1% of our capacity. Furthermore, since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 16 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. See Item 4B. “Business Overview—Transmission and Distribution.” As for the generation of electricity that we purchase for transmission and distribution to our end-users, our generation subsidiaries accounted for 91.5% and 88.9% in 2010 and 2011, respectively, with the remainder accounted for by independent power producers. We currently expect that our market dominance in the supply of electricity in Korea will continue for the foreseeable future, absent any substantial changes to the Restructuring Plan or other policy initiatives by the Government in relation to the Korean electric power industry, or an unexpected proliferation of districts opting for supply of electricity through the Community Energy System.

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

From time to time, our actual rate of return on invested capital may differ significantly from the rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000, and for the period since 2006, our actual rates of return have been lower than the fair rate of return largely to a general increase in fuel costs and higher facility investment costs. Partly in response to the variance between our actual rates of return and the fair rate of return, the Government from time to time adjusts the electricity tariff rates, but there typically is a significant time lag for the tariff adjustment as such adjustment requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use from sector-specific tariff increases. Furthermore, there is no assurance that the tariff adjustments will have the desired effect at a level anticipated or at all, or that they will not have unintended adverse consequences.

Recent adjustments to the electricity tariff rates by the Government involve the following, which were made principally in response to the rising fuel prices which hurt our profitability as well as to encourage a more efficient use of electricity by the different sectors:

•

effective August 1, 2010, a 3.5% overall increase in our average tariff rate, consisting of increases in the residential, educational, industrial, street lighting and night power usage tariff rates by 2.0%, 5.9%, 5.8%, 5.9% and 8.0%, while making no changes to the commercial and agricultural tariff.

•

effective August 1, 2011, a 4.9% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, residential, educational, street lighting and night power usage tariff rates by 6.1%, 4.4%, 2.0%, 6.3%, 6.3% and 8.0%, while making no changes to the agricultural tariff.

•

effective December 5, 2011, a 4.5% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, educational and street lighting tariff rates by 6.5%, 4.5%, 4.5% and 6.5%, while making no changes to the residential, agricultural and night power usage tariff.

Further to the announcement by the Ministry of Knowledge Economy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff will also have a third component of fuel cost-adjusted rate, which will be added to or subtracted from the sum of the base rate and the usage rate based on the movements of coal, LNG and oil prices. The fuel cost-related adjustment will be made on a monthly basis based on the three-month average fuel cost which is reflected as fuel-cost adjustment fees two months later. The new tariff system is intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Knowledge Economy has for the time being suspended applying the fuel cost-based adjustment, and such adjustment amount (which has been a positive amount since the adoption of the new tariff system due to the continued rise in coal, LNG and oil prices) is currently being recorded as accounts receivable pending the commencement of the application of the fuel cost-based adjustment. There is no assurance as to when the Government will commence applying the fuel cost-based adjustment and reflect the adjustment amount in the electricity tariff payable to us, or whether the new tariff system will undergo further amendments to the effect that it will not fully cover our fuel and other costs on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. Any such development may have a material adverse effect on our business, financial condition, results of operations and cash flows.

See Item 4B. “Business Overview—Sales and Customers—Electricity Rates” and Item 4B. “—Recent Developments— Implementation of the Fuel Cost-based Tariff System.”

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

Fuel costs accounted for 45.1% and 48.2% of our sales and 49.3% and 48.7% of our cost of sales in 2010 and 2011, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4B. “Business Overview—Fuel.”

Uranium accounted for 34.1% and 34.2% of our fuel requirements in 2010 and 2011, respectively. Coal accounted for 45.5% and 45.4% of our fuel requirements in 2010 and 2011, respectively. LNG accounted for 16.6% and 16.8% of our fuel requirements in 2010 and 2011, respectively. Oil accounted for 2.5% and 2.2% of our fuel requirements in 2010 and 2011, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and do not include electricity purchased from third parties. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

In the past few years, the price of bituminous coal fluctuated significantly. For example, the price of bituminous coal increased substantially in the first half of 2008, after which it gradually decreased. However, it has increased again significantly from the second half of 2009. See Item 4B. “Business Overview—Fuel.” In 2011, approximately 75.9% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and 24.1% purchased on the spot market. The average “free on board” Newcastle coal price index was US$120.5 per ton in 2011 and decreased to US$104.0 per ton as of April 17, 2012. If the bituminous coal price rises again our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost. Furthermore, there have been recent increases in crude oil prices that may lead to an increase in the price of commodity oil that we use, thereby resulting in higher fuel cost.

Nuclear power has a stable and relatively low-cost structure and forms a significant portion of electricity supplied in Korea. Due to significantly lower fuel costs as compared with those of conventional power plants, our nuclear power plants generally operate at full capacity with only routine shutdowns for check-up and overhauls lasting 20 to 30 days. In case of shortage in electricity generation resulting from stoppages of the nuclear power plants, we seek to make up for such shortage with power generated by our coal-fired power plants.

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. For example, since 2008 we recorded operating loss and/or net loss largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of rising fuel prices, the price increases will significantly narrow our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would seriously suffer.

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies in recent years. For fluctuations in exchange rates, see Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and has remained subject to significant volatility even in its aftermath. The Noon Buying Rate per one U.S. dollar increased from Won 1,130.6 on December 31, 2010 to Won 1,158.5 on December 31, 2011, and was Won 1,134.2 on April 13, 2012. While Won has recently been appreciating against U.S. dollar and other foreign currencies, there were times in the past when it underwent steady depreciation, which resulted in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2011, approximately 23.2% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions was denominated in foreign currencies, principally in U.S. dollar, Yen and Euro. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

The selected consolidated financial data set forth below as of and for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2011, which have been prepared in accordance with IFRS.

Historically, we prepared our financial statements in accordance with Korean GAAP. As of January 1, 2011 (the “date of transition”), we have adopted IFRS as issued by IASB, and prepared our first consolidated financial statements in accordance with IFRS 1 First-time of adoption of IFRS.

Starting on January 1, 2011, we have prepared our consolidated financial information in accordance with IFRS. A description of the principal differences between our previous accounting standards and IFRS and the impacts of transition to IFRS is as follows (also see paragraph 4 below):

(1)	IFRS 1 First-time of adoption of IFRS–Optional exemptions

IFRS 1 provides for a number of optional exemptions from the general principle of full retrospective applications. Our optional exemptions for first-time adoption of IFRS are as follows:

(a)	Business combination

We have elected not to apply IFRS 3, Business Combinations retrospectively to past business combinations that occurred before January 1 2010, the date of transition to IFRS.

(b)	Fair value or revaluation as deemed cost

Land, property, plant and equipment have been revalued at the date of transition to IFRS and that revaluation is used as the asset’s deemed cost.

Effect of revaluation in certain land, property, plant and equipment as of January 1, 2010 are as follows

(KRW in millions):

Korean GAAP	Revaluation increase		IFRS
(Won) 74,033,431	(Won)	21,839,510	(Won)	95,872,941

(c)	Cumulative translation differences

Cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS.

(d)	Leases

We have elected to apply the transitional provisions in International Financial Reporting Interpretations Committee (“IFRIC”) 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”), thereby determining whether we have any arrangements that exist at the date of transition to IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010. No such arrangements were identified.

(e)	Investments in subsidiaries, associates, and joint ventures

For certain investments in foreign subsidiaries, associates, or joint ventures, who have previously adopted IFRS, we recognized the carrying values on the respective entity’s books, as of date of transition, as deemed cost.

(f)	Decommissioning liabilities included in the cost of property, plant and equipment

In accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, specified changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which it relates, and the adjusted depreciable amount of the asset is then depreciated prospectively over its useful life.

(2)	Exceptions to retrospective application of other accounting standards.

(a)	Derecognition of financial assets

We applied derecognition criteria listed in IAS 39 Financial Instruments: Recognition and derecognition for transfer of financial assets for transfers after the transition date. For any derecognized financial assets in accordance with past accounting standards before the date of transition, we did not retrospectively recognize such assets in accordance with IFRS, even if it does not satisfy the derecognition criteria under IFRS.

(b)	Exception for estimates

Unless there is objective evidence that estimates were in error, we applied estimates which are estimated before the date of transition to be consistent with estimates made for the same date under Korean GAAP, after adjustments to reflect any difference in accounting policies.

(3)	Explanation of transition to IFRS

Korean GAAP	IFRS
Scope of consolidation (*1)

The definition of control is similar to those in IFRS. However, some of the scope of consolidation is restricted by the Act on External Audit of Stock Companies as below.

•    An entity that another entity owns more than 30% of shares as the largest shareholder is included in consolidation.

•    A subsidiary with less than 10 billion Won in its total assets as of the previous fiscal year end is excluded from consolidation.

•    An unincorporated entity such as a partnership is excluded from consolidation

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All entities controlled by us are consolidated regardless of quantitative significance. As a result, at transition date to IFRS, our change in scope of consolidation as compared with those of Korean GAAP.

Korean GAAP	IFRS
Property, plant and equipment

Under Korean GAAP, we use the cost model in the measurement after initial recognition.

The depreciation method is required to be applied consistently at each period and cannot be changed unless there are justified reasons. For a newly acquired asset, the same depreciation methods applied to the existing, similar assets are applied consistently.

We revalued our property and equipment as at January 1, 2010 and used their fair values as deemed cost in the opening IFRS statement of financial position.

For the measurement after initial recognition, IAS 16, Property, Plant and Equipment allows for an entity to choose either the cost model or the revaluation model by the class of property and equipment and we have chosen the cost model.

The residual value, the useful life and the depreciation method of property and equipment are required to be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes should be accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

We changed our depreciation method of equipment from a declining balance method to a straight-line method in connection with the adoption of IFRS.

Revenue recognition
Under Korean GAAP, we read meters and bill customers on a cycle basis. We did not accrue revenue for power sold to customers between the meter-reading date and end of the reporting period but recorded the revenue in the subsequent period. Such practice was consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which has been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP.	Under IFRS, we estimate and recognize unbilled revenue related to the sale of power between the meter-reading dates and the end of the reporting period.
Retirement benefit obligation & long-term employee benefits obligation
Allowances for retirement benefits accrued equal to the amounts to be paid at the end of reporting period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed. We recognized allowances for long-term employee benefit at the point when the payment obligation is fixed.	The retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method. Also, we recognize our long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

Korean GAAP	IFRS
Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse.

Under Korean GAAP the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures were recognized as deferred tax assets and liabilities.

Under IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects to recover or settle the carrying amount of its assets and liabilities.

Financial assets—measurement and impairment
Our available-for-sale securities, loans & receivables and other financial assets are measured at fair value. Under Korean GAAP, expected loss was estimated and set as allowance for doubtful accounts based on our evaluation of loans’ and receivables’ collectability.	Under IFRS, we review whether or not impairment exists for individually significant loans and receivables. For other loans and receivables, we group loans and receivables which have similar credit risks, performs collective impairment test, and estimates the incurred loss as allowance for doubtful loans and receivables.
Construction contracts
Under Korean GAAP, there was no concept of recognizing the gross amount due from or due to customers as an asset or liability.	Under IFRS, the due from or due to customers amount which is the net amount of cost incurred plus recognized profits, less the sum of the recognized losses and progress billing. If the costs incurred plus recognized profit (or losses) exceeds progress billings a due from customer amount is recognized as an asset, and if the progress billing exceeds the cost incurred plus recognized profit (or losses) a due to customer amount is recognized as a liability.
Other reclassifications

i.       Memberships and guarantee deposits Under Korean GAAP memberships and guarantee deposits were classified as other non-current assets.

ii.      Investment property and intangible assets Under Korean GAAP, properties acquired for earn rental income and/or for capital appreciation (including property under construction for such purposes) were classified as property, plant and equipment.

Under IFRS facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

Under IFRS, such properties are reclassified separately as investment properties and for property under construction with intangible asset type items are classified separately within intangible assets.

(*1)	As of January 1, 2010, the date of transition to IFRS, our change in scope of consolidation is as follows:

Type	Description	Company
Newly Added	Under the former ‘Act on External Audit of Stock companies’ Article 1.3 Section 2.1 in the Republic of Korea, companies those whose total assets are less than 10 billion Korean won were not subject to consideration, However, under IFRS all entities are subject to consolidation.

KEPCO Canada Uranium Investment Limited Partnership

KEPCO Middle East Holding Company

Qatrana Electric Power Company

Sylardus Holdings B.V.

Akkuyu Finance B.V.

Akkuyu Fuel B.V.

Akkuyu Operation B.V.

Korea Electric Power Nigeria Ltd.

KOWEPO International Corporation

KOSPO Jordan LLC

EWP Cebu Corporation

KOREA Waterbury Uranium Limited Partnership

Akkuyu Electricity Production Company

Excluded	Under the former ‘Act on External Audit of Stock companies’ Article 1.3 Section 2.1 in the Republic of Korea, entities where we own more than 30% of shares and is the largest shareholder with the largest voting rights were included in the scope. Under IFRS no such exceptions exist.	KEPCO SPC Power Corporation. (formerly KEPCO Salcon Power Corporation)

(4)	Explanation of effects of transition to IFRS

(a)	Effects in equity at January 1, 2010, date of transition, are as follows (KRW in millions):

Item	Note	Asset	Liability	Equity
Korean GAAP		93,208,031	51,804,224	41,403,807
Reconciliation of transition effects
Consolidation	(*1)	656,730	102,943	553,787
Property, plant and equipment	(*2)	26,567,833	9,382,612	17,185,221
Leases	(*3)	1,248,604	1,564,536	(315,932)
Revenue recognition	(*4)	1,285,709	326,598	959,111
Employee benefits	(*5)	80,676	683,829	(603,153)
Income taxes	(*6)	(500,193)	1,685,847	(2,186,040)
Other	(*7)	70,643	(219,894)	290,537

IFRS		122,618,033	65,330,695	57,287,338

(b)	Effects in equity at December 31, 2010, the end date of the last fiscal period the last financial statements were prepared under Korean GAAP, are as follows (KRW in millions):

Item	Note	Asset	Liability	Equity
Korean GAAP		99,610,398	58,121,798	41,488,600
Reconciliation of transition effects
Consolidation	(*1)	501,166	(301,393)	802,559
Property, plant and equipment	(*2)	28,672,884	11,771,386	16,901,498
Leases	(*3)	1,120,143	1,420,717	(300,574)
Revenue recognition	(*4)	1,350,042	344,135	1,005,907
Employee benefits	(*5)	78,867	876,723	(797,856)
Income taxes	(*6)	(1,771,638)	294,934	(2,066,572)
Other	(*7)	(44,068)	(287,043)	242,975

IFRS		129,517,794	72,241,257	57,276,537

(c)	Effects in net income and comprehensive income for the year ended December 31, 2010, the end date of the last fiscal period the last financial statements were prepared under Korean GAAP, are as follows (KRW in millions):

Item	Note	Net income (Loss)	Comprehensive income (Loss)
Korean GAAP		(19,855)	(56,124)
Reconciliation of transition effects
Consolidation	(*1)	107,454	184,513
Property, plant and equipment	(*2)	(68,265)	(99,293)
Leases	(*3)	15,359	15,359
Revenue recognition	(*4)	41,835	41,835
Employee benefits	(*5)	(79,237)	(165,186)
Income taxes	(*6)	(20,551)	19,152
Other	(*7)	(45,907)	(51,990)

IFRS		(69,167)	(111,734)

Notes:

(*1)	Effects of change in scope of consolidation and the effects of the adoption of IFRS by our associates.
(*2)	Effects of revaluation of land, property, plant and equipment, net, and investment property, which was used as deemed cost.
(*3)	Application of lease accounting of arrangement, power purchase agreement (“PPA”) which contains a lease portion under IFRIC 4 Determining whether an arrangement contains a lease.
(*4)	Under Korean GAAP, we read meters and billed customers on a cycle basis. We did not accrue revenue for power sold to customers between the meter-reading date and end of the reporting period but recorded the revenue in the subsequent period. Such practice was consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which has been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However, under IFRS, we estimate and recognize unbilled revenue related to the sale of power between the meter-reading dates and the end of the reporting period.
(*5)	Effects of retirement benefit obligation & long-term employee benefits obligation.
(*6)	Effects of adjustments which are made for additional deferred income tax incurred from temporary differences of income tax of the subsidiaries in accordance with the IFRS, and reclassification of current deferred income tax to non-current, offsetting of deferred income tax asset and liability.

(*7)	Other effects mainly consist of reclassification of membership which has unlimited period of validity to intangible assets with indefinite useful lives, and derecognition of certain provisions which do not match the recognition criteria of IFRS.

(d)	Effects of IFRS transition adjustments in the consolidated statement of cash flows for the year ended December 31, 2010.

Under IFRS, dividends received, interest received, interest paid and income taxes paid which were presented in aggregate under Korean GAAP, are now presented separately in the statement of cash flows. Except for the aforementioned items, there are no significant differences between the consolidated statement of cash flow prepared in accordance with Korean GAAP and IFRS.

(e)	Components classified as operating income (loss) under IFRS but classified as non-operating income (loss) under Korean GAAP in the past for period for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Reversal of other provisions	(Won)	110	(Won)	14,754
Reversal of allowance for doubtful accounts		460		6,951
Gains on assets contributed		4,392		1,390
Gains from liabilities exempted		4,578		5,679
Compensation and reparations revenue		30,350		12,501
Electricity infrastructure development fund		48,154		41,189
Revenue from research contracts		6,124		542
Rental income		180,563		168,386
Others (other income)		43,114		28,018
Compensation and reparations expense		(2,000)		—
Transfer to other provisions		(238)		(22,004)
Depreciation expenses on investment properties		(927)		(1,129)
Depreciation expenses on assets not in use		(6,619)		(6,723)
Other bad debt expense		(867)		(471)
Donations		(100,352)		(30,874)
Others (other expenses)		(36,592)		(8,586)
Gains on disposition of property, plant, and equipment		38,776		42,037
Gains on disposition of intangible assets		—		—
Reversal of intangible assets loss on impairment		—		16
Gains on foreign currency translation (related to operating activities)		1,659		4,634
Gains on foreign currency transaction (Related to operating activities)		100,811		90,452
Insurance proceeds		—		34
Others (Other income)		213,624		219,110
Loss on disposition of property, plant, and equipment		(31,228)		(46,882)
Loss on disposition of intangible assets		(5)		(12)
Property, Plant, and Equipment loss on impairment		—		(26,648)
Intangible assets loss on impairment		(221)		(450)
Loss on foreign currency translation (Related to operating activities)		(5,402)		(3,603)
Loss on foreign currency transaction (Related to operating activities)		(98,806)		(97,210)

Others (Other loss)	(Won)	(53,505)	(Won)	(63,271)

Fuel costs increased to Won 20,971 billion in 2011 from Won 17,823 billion in 2010 and accounted for 48.7% and 49.3% of our consolidated cost of sales in 2011 and 2010, respectively.

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

The accounting policies set out below have been applied consistently by us and our subsidiaries to all periods presented in these consolidated annual financial statements and in preparing the opening IFRS statement of financial position as of January 1, 2010 for the purposes of the transition from previous GAAP (Korean GAAP) to IFRS, unless otherwise indicated.

Electricity Sales

The Government approves the rates we charge to customers for our power transmission and distribution divisions. Our utility rates are designed to recover our reasonable costs plus a fair investment return. Our power generation subsidiaries’ rates are determined in the market.

Under IFRS, we recognize electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. As no specific regulatory accounting guidance exists under IFRS, we do not apply any regulatory accounting related to our regulated divisions. To determine the amount of power sold, we estimate reasonable daily power volumes for residential, commercial, industrial and other uses. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the next month period.

Fuel Cost-based Tariff System

As of July 1, 2011, the Government approved a fuel cost-based tariff system, allowing us to adjust the tariff we charge to our customers based on the changes in fuel costs with a view to ultimately passing through increases in fuel costs to our customers. The adjustment amount is determined by a formula based on the prior three months moving average of global fuel cost changes and other factors.

Currently, the Government has issued a temporary suspension on our collection of the fuel cost adjustment amounts from the customers as a means to control inflation in Korea and for other policy considerations. As a result, as of December 31, 2011, we recognized receivables in the amount of Won 357 billion for the related fuel cost adjustment amounts.

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

Significant management judgment is involved in determining the fair value of estimated derivative instruments. The estimates and assumptions used by our management to determine fair value can be impacted by many factors, such as the estimated discount factor derived from observable market data, credit risk of the counterparty and the estimated cash flow based on settlement period, interest convention, and other contract information of the derivative instruments.

As of December 31, 2010 and 2011, we recorded net derivative assets (liabilities), in the amounts of Won 248 billion and Won 244 billion, respectively, under IFRS. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

Decommissioning Costs

We record the fair value of estimated decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of comprehensive income.

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

As of December 31, 2010 and 2011, we recorded liability for decommissioning costs in the amounts of Won 5,976 billion and Won 6,727 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used a discount rate of 4.36% and an inflation rate of 2.30% when calculating the decommissioning cost liability recorded as of December 31, 2010 and 2011. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate				Sensitivity to discount rate
	+0.10%		-0.10%		+0.10%		-0.10%
	(in billions of Won)
Increase (decrease) of provision for decommissioning costs	(Won)	180.3	(Won)	(174.5)	(Won)	(132.5)	(Won)	136.1

See Notes 27 and 44 of the notes to our consolidated financial statements for further related information.

Provision for Decontamination of Transformer

Under the Persistent Organic Pollutants Management Act which was enacted in 2007, we are required to remove the toxin polychlorinated biphenyls (PCBs) from our transformers’ insulating oil by 2015. We are also required to inspect the PCB levels in our transformers and dispose of any PCBs in excess of established safety standards.

As of December 31, 2010 and 2011, we recorded a liability of Won 278 billion and Won 215 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 6.49% and an inflation rate of 2.81% as of December 31, 2010, and a discount rate of 5.84% and an inflation rate of 3.34% as of December 31, 2011. In addition, the following is a sensitivity analysis of the potential impact on decontamination costs based on a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate				Sensitivity to discount rate
	+0.10%		-0.10%		+0.10%		-0.10%
	(in billions of Won)
Increase (decrease) of provision for decontamination of transformer	(Won)	1.3	(Won)	(1.3)	(Won)	(1.3)	(Won)	1.3

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2011. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities at each separate taxpaying entity. Under IFRS, a deferred tax asset is recognized for temporary difference that will result in deductible amounts in future years and for carry forwards. If, based on the weight of available evidence, it is more likely than not that some or all of the portion of the deferred tax asset will not be realized, that portion is deducted directly from the deferred tax asset.

We believe that the accounting estimate related to the realizability of deferred tax asset is a “critical accounting estimate” because: (i) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (ii) the difference between these assessments and the actual performance could have a material impact on the realization of tax benefits as reported in our results of operations. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

Useful Lives of Property, Plant and Equipment

In accordance with IFRS, property, plant and equipment are stated at cost. We do not depreciate land. Depreciation is computed by the straight-line method (and unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel), using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2011 totaled Won 112,385 billion representing more than 82% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

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

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4 ~ 9

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

Impairment of Long-lived Assets

Under IFRS, at the end of each reporting period, we review the carrying amounts of tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) if an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) if an impairment exists, the recoverable amount of the asset or asset group. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2011, we were engaged in 429 lawsuits as a defendant and 103 lawsuits as a plaintiff. The total amount claimed against us was Won 138.5 billion and the total amount claimed by us was Won 21.4 billion as of December 31, 2011. As of December 31, 2011, we had an accrual for loss contingencies of Won 44.4 billion. We record liabilities for estimated loss contingencies when we assess that a loss is probable and the amount of the loss can be reasonably estimated. The determination for a loss contingency is based on management judgment and estimates with respect to the likely outcome of the matter, including the analysis of different scenarios. Liabilities are recorded or adjusted when events or circumstances cause these judgments or estimates to change. In assessing whether a loss is a reasonable possibility, we may consider the following factors: the nature of the litigation, claim or assessment, available information, opinions or views of legal counsel and other advisors, and the experience gained from similar cases. We provide disclosures for material contingencies when there is a reasonable possibility that a loss or an additional loss may be incurred.

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

Consolidated Results of Operations

2011 Compared to 2010

In 2011, our consolidated sales, which is principally derived from the sale of electric power, increased by 10.2% to Won 43,532 billion from Won 39,507 billion in 2010, reflecting primarily a 4.8% increase in the volume of electricity sold from 434,160 gigawatt hours in 2010 to 455,070 gigawatt hours in 2011 and a 4.9% increase in our overall average electricity tariff rates effective August 1, 2011 and a 4.5% increase in our overall average electricity tariff rates effective December 5, 2011. The overall increase in the volume of electricity sold was primarily attributable to a 8.1% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 232,672 gigawatt hours in 2010 to 251,491 gigawatt hours in 2011, and, to a lesser extent, a 2.1% increase in the volume of electricity sold to the commercial sector from 97,410 gigawatt hours in 2010 to 99,504 gigawatt hours in 2011, which more than offset a 0.9% decrease in the volume of electricity sold to the residential sector, including overnight power usage, from 82,890 gigawatt hours in 2010 to 82,130 gigawatt hours in 2011. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity in these sectors in Korea largely as a result of the continued export-led growth of the Korean economy, which involved an increased industrial output and greater capacity utilization in industrial plants. The increase in the volume of electricity sold to the commercial sector was primarily due to increased commercial activities in Korea, which was partially offset by weakened consumer sentiment in light of the enhanced uncertainties in the global economy. The decrease in the volume of electricity sold to the residential sector was primarily due to the unanticipated low temperatures during the summer of 2011. For a discussion of the increase in our electricity tariff rates, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

Our consolidated cost of sales, which is principally derived from the costs related to the purchase of fuels for generation of electricity and to a lesser extent, from the purchase of power from independent power producers and depreciation, increased by 19.1% to Won 43,082 billion in 2011 from Won 36,187 billion in 2010, primarily due to a 17.7% increase in fuel costs, a 46.1% increase in purchased power and a 145.7% increase in other cost of sales (excluding purchased power). Fuel costs increased to Won 20,971 billion in 2011 from Won 17,823 billion in 2010. The fuel costs accounted for 48.7% and 49.3% of our consolidated cost of sales in 2011 and 2010, respectively. Such increase in fuel costs was primarily due to a 17.8% increase in fuel cost for LNG, which was partially offset by a 1.4% decrease in fuel cost for oil. Fuel cost for LNG, which accounted for 43.3% of the total fuel cost in 2011, increased mainly due to a 14.1% increase in unit cost of LNG and a 3.2% increase in LNG consumption mainly due to increased demand for electricity as a result of economic recovery and unanticipated weather conditions, including relatively colder winter in 2011 compared to 2010 resulting in greater use of heaters in 2011 at peak hours. Fuel cost for coal, which accounted for 45.4% of the total fuel cost in 2011, increased by 21.1%, mainly due to a 17.1% increase in unit cost for bituminous coal. For further information on the increase in fuel costs, see Item 4B. “Business Overview—Fuel.” Purchased power, which accounted for 17.4% and 14.2% of our cost of sales in 2011 and 2010, respectively, increased by 46.1% to Won 7,500 billion in 2011 from Won 5,133 billion in 2010, primarily due to a 37.1% increase in the volume of power purchased from independent power producers (who generate electricity primarily through LNG-fired power plants), from 38,682 gigawatt hours in 2010 to 53,024 gigawatt hours in 2011, primarily to compensate for the shortfall in the supply of electricity due to the higher than anticipated rise in demand for electricity in 2011. Depreciation expense increased by 3.0% to Won 6,733 billion in 2011 from Won 6,540 billion in 2010 primarily due to the increase of additional property, plant and equipment related to the construction of new generation facilities pursuant to our capital investment program. Maintenance costs increased by 6.0% to Won 1,416 billion in 2011 from Won 1,335 billion in 2010 primarily due to an increase in new construction projects and maintenance on KHNP’s Wolsong-1 unit. Other cost of sales (excluding purchased power) increased significantly to Won 1,784 billion in 2011 from Won 726 billion in 2010 primarily due to an increase in costs related to the disposal of nuclear waste.

As a cumulative result of the foregoing factors, our consolidated gross profit decreased by 86.4% to Won 450 billion in 2011 from Won 3,319 billion in 2010, and our gross profit margin decreased to 1.0% in 2011 from 8.4% in 2010.

Our consolidated selling and administrative expenses increased by 6.5% to Won 1,752 billion in 2011 from Won 1,645 billion in 2010, primarily as a result of increases in amortization of intangibles related to the increase in purchase of software, research and development expenses related to electronic data processing, maintenance costs, employee benefits, fees and commissions related to electricity meter outsourcing costs and other expenses related to marketing and promotion.

Our consolidated other operating income, net, decreased by 3.4% to Won 451 billion in 2011 from Won 467 billion in 2010, mainly as a result of the increase in contributions related to renewable energy initiatives.

Our consolidated net other income increased by 39.5% to Won 166 billion from Won 119 billion in 2010, primarily as a result of the increase in gains on foreign currency transactions due to increased volatility in foreign exchange rates in 2011.

As a cumulative result of the foregoing factors, we recorded consolidated operating loss of Won 685 billion in 2011 compared to consolidated operating income of Won 2,260 billion in 2010. We recorded operating loss margin of 1.6% in 2011 compared to operating profit margin of 5.7% in 2010, largely due to a 17.7% increase in fuel costs and a 46.1% increase in purchased power which more than offset the 10.0% increase in our revenue from the sale of electricity.

Our consolidated net financial expense decreased by 2.8% to Won 1,911 billion in 2011 from Won 1,967 billion in 2010, primarily as a result of the increase in gains on valuation of derivatives related to the overall appreciation of Won against the U.S. dollar.

Our consolidated profits of affiliates or joint ventures using equity method increased by 60.6% to Won 123 billion in 2011 from Won 77 billion in 2010, primarily as a result of an increase in profits from our overseas subsidiaries and affiliates due to the expansion of our overseas business.

As a cumulative result of the foregoing factors, we recorded consolidated loss before income taxes of Won 2,473 billion in 2011 compared to consolidated income before income taxes of Won 370 billion in 2010. Our consolidated income tax expenses increased by 86.8% to Won 820 billion in 2011 from Won 439 billion in 2010, primarily due to tax loss carry forward assessment which resulted in a decrease in deferred tax asset and an increase in consolidated income tax expense.

As a cumulative result of the above factors, our consolidated loss for the year increased substantially to Won 3,293 billion in 2011 from Won 69 billion in 2010, and our consolidated net loss margin substantially increased to 7.6% in 2011 from 0.2% in 2010. We also recorded net loss attributable to owners of the Company of Won 3,370 billion in 2011, compared to net loss attributable to owners of the Company of Won 120 billion in 2010.

Our consolidated other comprehensive loss substantially increased to Won 262 billion in 2011 from Won 43 billion in 2010, primarily as a result of the effect of recording a negative net change in fair value of available-for-sale financial assets, net of tax in 2011, which was largely due to unfavorable market conditions of the Korean stock market. Such change more than offset a positive change in share in other comprehensive income (loss) of associates and joint ventures, net of tax in 2011, which was largely due to exchange rate fluctuations that impacted the translations of other comprehensive income (loss) of our overseas associates and joint ventures.

As a cumulative result of the above factors, our consolidated total comprehensive loss for the period increased substantially to Won 3,555 billion in 2011 from Won 112 billion in 2010.

Inflation

The effects of inflation in Korea on our financial condition and results of operations are reflected primarily in construction costs as well as in labor expenses. Inflation in Korea has not had a significant impact on our results of operations in recent years. It is possible that inflation in the future may have an adverse effect on our financial condition or results of operations.

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and non-nuclear power generation, and all other. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by KEPCO’s one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all other.” The all other segment consists primarily of operations related to the engineering and maintenance of generation plants, information services, sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2010 and 2011, the revenue from external customers of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.2% and 2.4% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations.

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

Capital Requirements

We anticipate that the following represent the major sources of our capital requirements in the short-term to intermediate future:

•	capital expenditures pursuant to our capital investment program;

•	working capital requirements, the largest component of which is fuel purchases;

•	payment of principal and interest on our existing debt;

•	headquarters relocation expenses pursuant to Government policy; and

•	overseas investments.

In addition, if there were to occur unanticipated material changes to the Restructuring Plan, the Basic Plan or other major policy initiatives of the Government relating to the electric power industry, or natural disasters, such developments may require a significant amount of additional capital requirements.

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

Our total capital expenditures were Won 10.2 trillion and Won 10.6 trillion in 2010 and 2011, respectively, and under our current budgets, are estimated to be approximately Won 14.9 trillion, Won 20.8 trillion and Won 19.0 trillion in 2012, 2013 and 2014, respectively. We plan to finance our capital expenditures primarily through borrowings from financial institutions, issuance of securities in the capital markets and construction grants.

In addition, in order to deal with the long-term shortage of fuel and other resources and also to comply with various environmental standards, in April 2010 the Government announced a plan to adopt the Renewable Portfolio Standard (“RPS”) policy, under which each of our generation subsidiaries will be required to supply 2.0% and 10.0% of the total electricity generated from it in the form of renewable energy by 2012 and 2022, respectively, with fines being levied on any unit failing to do so in the prescribed timeline. We currently estimate that, if the Renewable Portfolio Standard is implemented as currently planned, our generation subsidiaries will incur approximately Won 45 trillion in additional capital expenditure over the next 10 years. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff at a level sufficient to fully cover such additional capital expenditures or at all. See Item 4B. “Business Overview—Renewable Energy” for a further description of the Renewable Portfolio Standard and our related past capital expenditures.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2010 and 2011, fuel costs accounted for 45.1% and 48.2% of our sales and 49.3% and 48.7% of our cost of sales, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as was the case in recent years, we may also rely on borrowings and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of our outstanding debt as of December 31, 2011 for each year from 2012 to 2016 and thereafter.

Year ended December 31(1)	Local currency borrowings	Foreign currency borrowings	Domestic Debentures	Foreign debentures	Exchangeable bonds	Total
	(in millions of Won)
2012	1,425,989	677,087	4,180,010	726,193	—	7,009,279
2013	1,230,129	1,128,331	3,980,000	1,613,593	—	7,952,053
2014	544,088	—	4,250,000	2,248,935	—	7,043,023
2015	25,159	—	4,270,000	1,672,285	—	5,967,444
2016	40,172	—	4,080,000	749,645	—	4,869,817
Thereafter	1,633,550	49,557	9,560,000	2,218,854	—	13,461,961

Total	4,899,087	1,854,975	30,320,010	9,229,505	—	46,303,577

Note:

(1)	As of December 31, 2011, we had borrowings under conditional agreements of Won 21.4 billion, of which Won 11.3 billion was denominated in Won and Won 10.1 billion in foreign currencies, with maturity dates between 2021 and 2026. Such loans are not included in the above table. Under the terms of the conditional loans, we are not obligated to repay the principal and interest on such loans if the underlying projects fail.

We have incurred interest charges (including capitalized interest) of Won 2,482 billion and Won 2,697 billion in 2010 and 2011, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 5.16% and 4.91% in 2010 and 2011, respectively.

We plan to repay the principal and interest on our existing debt primarily through borrowings from financial institutions, issuance of securities in the capital markets and net operating cash.

Relocation Expenses

In June 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, out of the Seoul metropolitan area to other provinces in Korea. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul. Although the relocation was initially scheduled to occur by the end of 2012, due to construction delays, we currently expect that the relocation will occur by the end of 2014. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. Under the current relocation plan as approved by the Government in 2007 and in accordance with the relevant statute and related guidelines, the total relocation cost for us and our generation subsidiaries is estimated to be Won 1,079 billion, which will be paid out over the construction period. Under a special act enacted for this purpose, we are required to sell the property in our current headquarters within one year after the relocation.

We plan to finance our relocation costs primarily through borrowings from financial institutions and issuance of securities in the capital markets, as well as net operating cash.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. Net cash provided by operating activities was Won 6,740 billion and Won 4,145 billion in 2010 and 2011, respectively. Total long-term debt as of December 31, 2011 (including the current portion and discounts on debentures and excluding premium on debentures) was Won 45,031 billion, of which Won 34,644 billion was denominated in Won and an equivalent of Won 10,387 billion was denominated in foreign currencies, primarily U.S. dollars. Construction grants received were Won 1,595 billion and Won 1,374 billion in 2010 and 2011, respectively. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions amounting to Won 3,583 billion and US$1.1 billion, the full amount of which was available as of December 31, 2011. In addition, we and KHNP also maintain Won-denominated and U.S. dollar-denominated global medium-term note programs in the aggregate amount of US$8 billion, of which approximately US$4.6 billion remains currently available for future drawdown.

As of December 31, 2010 and 2011, our long-term debt, excluding the current portion thereof, as a percentage of shareholders’ equity was 57.3% and 72.9%, respectively. As of December 31, 2010 and 2011, the current portion of our long-term debt was Won 6,311 billion and Won 5,832 billion, respectively. As of December 31, 2010 and 2011, our short-term borrowings amounted to Won 458 billion and Won 1,174 billion, respectively. See Note 24 of the notes to our consolidated financial statements.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency-denominated long-term debt increased from Won 9,992 billion as of December 31, 2010 to Won 10,387 billion as of December 31, 2011 before accounting for swap transactions.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. The proceeds from our short-term borrowings are used primarily for fuel purchase and other working capital purposes. Our short-term borrowings increased significantly from (Won)458 billion as of December 31, 2010 to Won 1,174 billion as of December 31, 2011, primarily as a result of the issuance of commercial papers to domestic financial institutions and domestic bank borrowings, in part, for the purpose of funding the purchase of fuels, the cost of which continued to significantly increase in 2011. In large part due to the ample liquidity in the domestic financial markets and the strong credit ratings of us and our generation subsidiaries, we have not had, and we currently do not expect to have, any material difficulties in obtaining short-term borrowings in the foreseeable future. However, there is no assurance that we will not face any such difficulties due to unforeseen circumstances.

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

Our total shareholders’ equity decreased from Won 57,277 billion as of December 31, 2010 to Won 53,804 billion as of December 31, 2011.

Liquidity

Our liquidity is substantially affected by our construction expenditures and fuel purchases. Construction in progress increased slightly from Won 19,253 billion as of December 31, 2010 to Won 19,912 billion as of December 31, 2011. Fuel costs increased to Won 20,971 billion in 2011 from Won 17,823 billion in 2010. The fuel costs accounted for 48.7% and 49.3% of our consolidated cost of sales in 2011 and 2010, respectively.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with a working capital deficit, and we may have substantial working capital deficit in the future. In order to meet capital requirements related to working capital deficit, we intend to continue to rely primarily upon net cash provided by operating activities, sales of debt securities, borrowings from financial institutions and construction grants. See “—Capital Resources.” As of December 31, 2010 and 2011, we had a working capital deficit of Won 916 billion and Won 3,615 billion, respectively. We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of significant depreciation of Korean Won against major foreign currencies over a short period of time. While substantially all of our revenues are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments in foreign currencies. As of December 31, 2011, approximately 23.2% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions, was denominated in currencies other than Won.

We enter into currency swaps and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 12 of the notes to our consolidated financial statements.

We did not pay any dividends in 2010 and 2011, and we currently have no plans to pay dividends in 2012 as we recorded net losses in 2011.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4B. “Business Overview—Regulation.”

Item 5C. Research and Development, Patents and Licenses, etc.

Research and Development

We maintain a research and development program focused on developing highly advanced electric power technology necessary to become a global leader in the electric power industry. In order to achieve this goal, we have adopted the “Green Technology Development Strategy and Roadmap” as part of the “2020 Mid- and Long-Term Strategic Management Plan” which we announced in 2009. This strategic roadmap consists of low carbon power generating technology, high efficiency power transmission and distribution technology and the demand-creating green technology. We are planning to invest Won 3,572 billion to develop green technologies such as integrated gasification combined cycle, carbon capture and storage, smart grid, super conductor, electricity-powered vehicles and all-electric powered houses.

As part of our strategy for future growth, we have placed a high priority on the development of the following “green energy” projects:

•	a high-efficiency absorbent for carbon capture;

•	the establishment of a joint venture company to adopt a technology of integrated gasified process;

•	an infrastructure for electricity-powered vehicles;

•	a high-tech smart grid test bed in Jeju Island;

•	a conversion system for a 80kV high voltage direct current; and

•	all-electric powered houses.

In the field of hydroelectric and thermal power, our research and development efforts are primarily focused on developing technologies required for the efficient operation of thermal power plants, such as the “Development of Advanced Thermal Power Plant” project using the “Ultra-Super Critical Technology.” We also emphasize enhancing plant maintenance, which has proven to be of great importance in maintaining a competitive edge in this field, through accurate damage analysis, environmentally-friendly inspections and various other protective and optimization measures.

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

In the field of electric power systems, we have focused our research and development efforts on developing required technology and providing technical support for the stable and reliable operation of electric power systems, such as the Static Synchronous Compensator (STATCOM). We have also developed the technology for an efficient distribution system, and preventive maintenance for substations, system automation, power utilization and power line communication.

In addition, we have been cooperating closely with many foreign electric utilities and research institutes on a diverse range of projects.

We invested approximately Won 766 billion in 2011 and currently plan to invest Won 948 billion in 2012 on research and development. We had approximately 895 employees engaged in research and development activities as of December 31, 2011. As a result of our research, approximately 2,382 intellectual property applications were submitted in Korea and abroad, out of which 1,313 intellectual property applications have been registered to date. In addition, we are currently constructing management infrastructure to facilitate development of high value-added intellectual properties. We also seek to market the technologies we have developed by identifying key items that have market potential in light of intellectual property, overseas market conditions and cost-efficiency issues. We are continuously upgrading our research and development programs, restructuring our research and development organization and reallocating and reassigning research personnel.

Item 5D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5A. “Operating Results” and Item 5B. “Liquidity and Capital Resources.”

Item 5E. Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2011 except for purchase obligations, payment guarantees and overdraft as described in Item 5F.

Item 5F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of our contractual obligations as of December 31, 2011 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	(Won)	45,130	(Won)	5,836	(Won)	14,995	(Won)	10,837	(Won)	13,462
Interest payments on long-term debt(3)(4)		10,839		2,132		3,249		1,862		3,596
Short-term borrowings		1,174		1,174		—		—		—
Plant construction(4)(5)		45,790		7,611		23,390		14,789		—

Total	(Won)	102,933	(Won)	16,753	(Won)	41,634	(Won)	27,488	(Won)	17,058

Notes:

(1)	We entered into finance lease agreements with Korea Development Leasing Corporation and others for certain computer systems. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2011 were immaterial.
(2)	Includes the current portion and excludes amortization of note discount and issue costs.
(3)	A portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2011 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.
(4)	These figures represent those of us and our six wholly-owned generation subsidiaries, which represent more than 90% of the corresponding amounts on a consolidated basis.
(5)	Based on budgeted amounts, as of December 31, 2011, of capital expenditure for the construction of generation facilities of our generation subsidiaries through 2015. The budgeted amounts may differ from the actual amounts of expenditure.

For a description of our commercial commitments and contingent liabilities, see Note 49 of the notes to our consolidated financial statements.

We entered into a power purchasing agreement with GS EPS Co., Ltd. and other independent power producers, under which we are required to annually purchase a minimum amount of power from these companies. Power we purchased from these companies amounted to Won 2,195 billion and Won 2,529 billion for the years ended December 31, 2010 and 2011, respectively.

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

We import all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 48 of the notes to our consolidated financial statements for further details of these contracts.

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

Under Phase II, which lasted from 2009 to 2011, we and our generation subsidiaries made capital expenditures of Won 1,227 billion in the aggregate to construct renewable energy generation capacity of 534 megawatts.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2011 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD, GBP, NPR, SAR, AED, BTN, INR, THB, BDT, and EUR)
Payment of import letter of credits	Suhyup Bank and others	KRW	99,213
	Korea Exchange Bank and others	USD	1,616,063
	Korea Exchange Bank	GBP	61,169
Inclusive credits	Korea Exchange Bank	KRW	387,500
	HSBC and others	USD	547,012
Performance guarantees of business on overseas oilfield or Electricity	Bank of Kathmandu	NPR	155,448
	SABB	SAR	100,000
	Export-import Bank of Korea and others	USD	223,708
	Hana Bank	KRW	65,000
Performance guarantees on guarantees	Korea Exchange Bank	AED	54,880
	Bhutan National Bank	BTN	11,857
	HSBC and others	INR	244,333
	Seoul Guarantee Insurance and others	KRW	16,592
	Standard Chartered Bank and others	USD	653,230
Guarantees for bid	HSBC and others	INR	82,700
	Standard Chartered Bank	THB	72,000
	Shinhan Bank and others	USD	81,016
Warranty bond	Korea Exchange Bank	BDT	10,206
	Bhutan National Bank	BTN	11,857
	Shinhan Bank	EUR	5,438
	HSBC	INR	139,690
	Nonghyup Bank	USD	20,212
Other guarantees	Shinhan Bank	USD	750

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD)
Overdraft	Kookmin Bank and others	Won	1,534,000
Commercial paper	Shinhan Bank and others	Won	2,049,000
Limit amount available for card	Industrial Bank of Korea and others	Won	71,570
Loan limit	Korea Exchange Bank and others	Won	506,830
	HSBC and others	USD	1,233,000
Repayment guarantees for foreign currency debentures	Korea Development Bank	USD	583,993

We have entered into contracts with several companies in the aggregate amount of Won 28,224 billion as of December 31, 2011 for construction of power plant facilities and facility maintenance.

We have provided a debt guarantee of US$58 million to Sumitomo Mitsui Banking Corporation and other financial institutions in relation to the UAE Shuweihat S3 project.

We provide Won 5.2 billion performance guarantee related to construction completion to Kookmin Bank. As such performance guarantee does not meet the definition of financial guarantee contract in IAS 39, no related liability is recognized.

We have joint and several obligations for liabilities in our pumped storage power business with five of our power generation subsidiaries and KHNP, which occurred prior to January 1, 2011 when our pumped storage power business segment was reorganized from five of our power generation subsidiaries (KOSEP, KOMIPO, KOWEPO, KOSPO, and EWP) and merged into KHNP.

As of December 31, 2011, our affiliate, Hyundai Energy Co., Ltd., which is engaged in the integrated energy business, carried long-term borrowings for project financing amounting to Won 450 billion from Korea Development Bank (“KDB”) and others. In connection with such borrowings, we pledged our investment securities in Hyundai Energy Co., Ltd., amounting to Won 30,878 million, to secure long-term borrowings amounting to Won 390 billion on behalf of our investee. In addition, we placed guarantees for the business performance of Hyundai Energy Co., Ltd., and had a payment guarantee in relation to the repayment of the principal and interest in arrears of unsubordinated borrowings amounting to Won 60 billion. In relation to the above project financing, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. entered into an agreement with Yeocheon TPL Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Yeocheon TPL Co., Ltd. We placed guarantees for a fixed return on investment to the financial institutions and obtained the rights to acquire preferential investment securities in return.

As of December 31, 2011, our related parties, RES Technology AD (“RES”) and ASM-BG Investicii AD, (“ASM”), which are engaged in the photovoltaic power generation business in Bulgaria, had long-term borrowings for project financing amounting to EUR 59,243 thousand and EUR 59,469 thousand from KDB and others, respectively. In connection with these borrowings, we pledged our investment securities in RES and ASM to secure the long-term borrowings.

We have provided the following guarantees for our subsidiaries and affiliates as of December 31, 2011:

Type	Guaranteed company	Amounts (thousands)
Subsidiary	KEPCO Ilijan Co.(1)	USD 72,000
Subsidiary	KEPCO Shanxi International Ltd.(2)	USD 116,474 RMB800,000
Subsidiary	KEPCO Lebanon SARL.(3)	USD 17,113
Subsidiary	Qatrana Electric Power Company(4)	USD 17,600
Subsidiary	KST Electric Power Company(5)	USD 83,587
Subsidiary	KEPCO Middle East Holding Company(4)	USD 67,000
Affiliate	KNOC Nigerian East Oil Co., Ltd.(6) KNOC Nigerian West Oil Co., Ltd.(6)	USD 34,650
Affiliate	Shuweihat Asia Power Investment B.V.(7)	USD 17,944
Affiliate	Shuweihat Asia O&M Co.(7)	USD 11,000
Affiliate	KEPCO SPC Power Co.(8)	USD 220,590
Affiliate	Rabigh Electricity Company(9)	SAR100,000

Notes:

(1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$242 million in 2000 as project financing from Japan Bank of International Cooperation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities held by KEPCO International Philippines Inc. were pledged as collateral. We have provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation.
(2)	KEPCO Shanxi International Ltd. (the wholly-owned subsidiary) formed the consortium with Deutsche Bank and Shanxi International Electric Power Ltd. to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (34.0% of ownership) to support this business. We have provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for KEPCO Shanxi International Ltd.’s loan of US$116.5 million. We agreed with Deutsche Bank to refund the investment of RMB800 million and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, if Gemeng International Energy Group Co., Ltd. fails to be listed on the Hong Kong stock exchange within six years from the establishment date.

(3)	We have provided performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17.1 million to the Lebanon Electricity Agency.
(4)	We invested in a power plant construction project in Al Qatrana, Jordan through KEPCO Middle East Holding Company SPC (our wholly-owned subsidiary), and established the Qatrana Electric Power Company (80% of ownership) to operate this project. Qatrana Electric Power Company provided the Jordanian Electric Power Company with a performance guarantee for this project. We provided a payment guarantee of US$17.6 million to Qatrana Electric Power Company and US$67 million to KEPCO Middle East Holding Company SPC in favor of XENEL, a power company located in Saudi Arabia and a partner in the business.
(5)	On August 2, 2010, a consortium led by us was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Comision Federal de Electricidad (“CFE”) of Mexico. The consortium established a special purpose vehicle, KST Electric Power Company, to act as the operating entity, and we have provided Comision Federal de Electricidad with a performance guarantee amounting to US$23 million for KST Electric Power Company’s obligations under the project. In addition, we have provided SMBC and other financial institutions with a payment guarantee amounting to US$61 million in the aggregate related to equity bridge loan of KST Electric Power Company.
(6)	In August 2005, a consortium consisting of us, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for the exploration and production of oil in two off-shore blocks. This consortium holds a 60% equity interest in the special purpose vehicle established to carry out the project regarding these two blocks. We hold a 15% equity interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. Regarding the exploration and development project, we provided the Nigeria government with a performance guarantee of US$34.7 million. However, on January 9, 2009, the consortium was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium and refund the prepaid signature bonus. The leader of the consortium, Korea National Oil Corporation has filed a suit in the Nigerian court and won the case on August 21, 2009. As of December 31, 2010, Nigeria’s government has appealed a federal court’s decision and the case is currently pending.
(7)	On October 18, 2010, a consortium including us was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the United Arab Emirates, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with an expected aggregate generation capacity of 1,600 megawatts. In connection with this project, we have provided a performance guarantee to ADWEA for Shuweihat Asia Power Investment B.V. and Shuweihat Asia O&M Co.’s obligations under the project.
(8)	In 2011, we engaged in a 200 megawatt oil-fired power plant project in Cebu through our affiliate, KEPCO SPC Power Co. We have provided a payment guarantee amounting to US$221 million for KEPCO SPC Power Co.’s obligations under the project.
(9)	We invested in power plant construction business in Rabigh, Saudi Arabia through KEPCO Netherlands B.V. (the wholly-owned subsidiary), and established Rabigh Electricity Company (having a 40% ownership) to operate this business. Rabigh Electricity Company has provided the Saudi Electricity Company with the performance guarantee for PPA contract through Saudi British Bank and counter guarantees through EXIM Bank. In relation to the guarantee, we have provided a payment guarantee amounting SAR 100 million to EXIM Bank for the above counter guarantees.

Other than as described in this report and also in Notes 46 and 48 of the notes to our consolidated financial statements, we did not have any other material purchase obligations, credit lines and guarantee commitments provided to any third parties as of December 31, 2011.

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

On January 24, 2011, the Ministry of Knowledge Economy changed the designation of our generation subsidiaries from “other public institutions” to “market-oriented public enterprise”. As “other public institutions” under the provisions of the Public Agencies Management Act, our generation subsidiaries were not subject to the same regulations applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as market-oriented public enterprises, our generation subsidiaries are currently subject to the same corporate governance rules applicable to us. All of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 and are currently generally subject to the same system of regulations applicable to us.

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

The names, titles and outside occupations, if any, of the directors as of April 6, 2012 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Kim, Joong-Kyum	(62)	President and Chief Executive Officer and Standing Director	None	September 16, 2011

Han, Dae-Soo	(67)	Standing Director and Controller & Auditor General	None	January 24, 2011

Cho, In-Kook	(57)	Standing Director and Executive Vice President of Domestic Operations	None	March 11, 2011

Byun, Jun-Yeon	(57)	Standing Director and Executive Vice President of Overseas Operations & Chief Nuclear Officer	None	April 22, 2011

Kim, Jong-Ho	(57)	Standing Director and Executive Vice President & Chief Human Resources Officer	None	March 11, 2011

Kim, Chong-Young	(57)	Standing Director and Executive Vice President & Chief Technology Officer	None	March 11, 2011

Koo, Bon-Woo	(56)	Standing Director and Executive Vice President & Chief Operating Officer	None	February 20, 2012

Lee, Tae-Sik	(65)	Non-Standing Director	Advisor, SK Energy Co., Ltd.	June 8, 2011

Lee, Gi-Pyo	(53)	Non-Standing Director	Chief, Boyun Social Welfare Center of Busan	October 19, 2009

Shin, Il-Soon	(63)	Non-Standing Director	Policy advisor of Grand National Party	April 11, 2011

Kim, Kyung-Min	(63)	Non-Standing Director and member of the Audit Committee	Professor, Department of Political Science and Diplomacy, Hanyang University	June 8, 2011
Chung, Hae-Joo	(68)	Non-Standing Director	Chairman of the Board, Korea Testing & Research Institute	June 30, 2011

Nam, Dong-Kyoon	(59)	Non-Standing Director and member of the Audit Committee		October 24, 2011

Ryu, Chang-Moo	(61)	Non-Standing Director	None	February 6, 2012

Kim, Joong-Kyum has been our President, Chief Executive Officer and Standing Director since September 16, 2011. Prior to his current position, he served as President and CEO of Hyundai Engineering & Construction Co., Ltd., a leading construction company based in Korea. Mr. Kim received a B.S. in architectural engineering from Korea University.

Han, Dae-Soo has been our Standing Director and Controller & Auditor General since January 24, 2011. Prior to his current position, he served as Second Deputy Secretary-General of the Grand National Party, the current ruling political party in Korea. Mr. Han received an M.A. in public administration from Yonsei University.

Cho, In-Kook has been our Standing Director since March 11, 2011. Mr. Cho also currently serves as our Executive Vice President of Domestic Operations and previously served as our Executive Vice President and Chief Operating Officer. Mr. Cho received a B.A. in economics from Hanyang University.

Byun, Jun-Yeon has been our Standing Director since April 22, 2011. Mr. Byun also currently serves as our Executive Vice President of Overseas Operations and Chief Nuclear Project Officer and previously served as our Executive Vice President and Chief Global Business Officer. Mr. Byun received a B.S. in electrical engineering from Korea University.

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

Koo, Bon-Woo has been our Standing Director since February 20, 2012. Mr. Koo also currently serves as our Executive Vice President and Chief Operating Officer and previously served as our Vice President of Transmission Operation Department. Mr. Koo received a B.S. in electrical engineering from Chung-Ang University.

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

Nam, Dong-Kyoon has been our Non-Standing Director since October 24, 2011. Mr. Nam previously served as the Vice Mayor for Political Affairs, Daegu Metropolitan City. Mr. Nam received an M.A. in economics from Vanderbilt University.

Ryu, Chang-Moo has been our Non-Standing Director since February 6, 2012. Mr. Ryu previously served as the president of Korea Trade Insurance Corporation. Mr. Ryu received a B.A. in Business Administration from Sungkyunkwan University and a M.A. in Business from Brunel University.

The business address of our directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

Audit Committee

Under the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the preexisting board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Public Agencies Management Act, the Korean Commercial Code and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be the non-standing directors. The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

Our audit committee currently consists of Han, Dae Soo, a standing director, and Kim, Kyung-Min and Nam, Dong-Kyoon, both non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Code and the New York Stock Exchange listing standards.

Item 6B. Compensation

In 2011, the aggregate amount of remuneration paid and accrued to our directors and executive officers in the aggregate was Won 1,301 million. The aggregate amount accrued in 2011 to provide retirement and severance benefits for our directors and executive officers was Won 56 million.

Item 6C. Board Practices

Under the Public Agencies Management Act and our Articles of Incorporation, the term of office for our directors and executive officers that are appointed after April 1, 2007 is three years for the president and two years for other executive officers. The officers and the directors may be reappointed for an additional term of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

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

Item 6D. Employees

As of December 31, 2011, we and our generation subsidiaries had a total of 37,828 regular employees, almost all of whom are employed within Korea. Approximately 10.4% of our regular employees (including employees of our generation subsidiaries) are located at the head offices of us and our generation subsidiaries.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2011.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,400	792	223	253	208	248	213	6,337
Engineers	9,056	7,078	1,453	1,629	1,367	1,459	1,646	23,688
Others	5,847	1,112	195	253	146	152	98	7,803

Total	19,303	8,982	1,871	2,135	1,721	1,859	1,957	37,828

Head Office Employees	1,355	1,032	369	266	259	289	346	3,916
% of total	7.0	11.5	19.7	12.5	15	15.5	17.7	10.4
Members of Labor Union	14,608	5,558	1,235	1,416	1,111	1,190	1,281	26,399
% of total	75.7	61.9	66.0	66.3	64.6	64.0	65.5	69.8

We and each of our generation subsidiaries have separate labor unions. Approximately 69.8% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at the holding company and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 7A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2011, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1)(%)
Common stock	Government	135,917,118	21.17
	Korea Finance Corporation(2)	192,159,940	29.94
	Subtotal	328,077,058	51.11
	Korea Resolution & Collection Corporation(3)	32,210,933	5.02
	National Pension Corporation	24,087,867	3.75
	KEPCO (held in the form of treasury stock)	18,929,995	2.95
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	150,112,797	23.38
	Common shares	92,680,326	14.43
	American depositary shares	57,432,471	8.95

	Sub Total	553,418,650	86.21

	Public (Koreans)	88,545,427	13.79

	Total	641,964,077	100.00

Notes:

(1)	Percentages are based on issued shares of common stock (including treasury stock).
(2)	Korea Finance Corporation is a Government-controlled entity.
(3)	Korea Resolution & Collection Corporation is a wholly-owned subsidiary of the Korea Deposit Insurance Corporation that specializes in the resolution, management and collection of debts and assets originated from troubled financial institutions.

All of our shareholders have equal voting rights. See Item 10B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Voting Rights.”

Item 7B. Related Party Transactions

We are engaged in a variety of transactions with our affiliates. We have related party transactions with Government-controlled entities such as Korea Gas Corporation, our consolidated subsidiaries and our equity investees. In addition, we engage in related party transactions with Korea Finance Corporation, one of our major shareholders. See Note 46 of the Notes to our consolidated financial statements included in this report for a description of transaction and balances with our related parties.

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd., and long-term borrowings from Korea Finance Corporation. In 2010 and 2011, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 6,930 billion and Won 9,377 billion, respectively. As of December 31, 2011, we had long-term borrowings from Korea Finance Corporation in the aggregate amount of Won 1,872 billion.

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

For a further description of our transactions with our affiliates, see Notes 18 and 46 of the Notes to our consolidated financial statements included in this report. For a further description of our transactions with our consolidated subsidiaries, see Note 46 of the Notes to our consolidated financial statements included in this report.

Item 7C. Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

We prepare our consolidated financial statements in compliance with requirements under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2011, we, including our generation subsidiaries, were engaged in 429 lawsuits as the defendant and 103 lawsuits as the plaintiff. As of the same date, the total amount of damages claimed against us was Won 138 billion, for which we have made a reserve of Won 44 billion as of December 31, 2011, and the total amount claimed by us was Won 21 billion as of December 31, 2011. While the outcome of these lawsuits cannot presently be determined, our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2011, the date we last closed our shareholders’ registry, 114,864,942 ADSs representing 9.0% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2007.

	Price
Period	High	Low
	(In Won)
2007
First Quarter	44,800	37,500
Second Quarter	42,300	37,500
Third Quarter	47,700	40,150
Fourth Quarter	43,300	37,250
2008
First Quarter	39,500	28,200
Second Quarter	34,150	30,200
Third Quarter	42,300	37,500
Fourth Quarter	32,950	21,000
2009
First Quarter	32,500	23,000
Second Quarter	30,600	25,700
Third Quarter	35,800	28,000
Fourth Quarter	35,700	31,550

	Price
Period	High	Low
	(In Won)
2010
First Quarter	41,600	33,800
Second Quarter	36,600	30,700
Third Quarter	33,600	28,800
Fourth Quarter	32,700	27,700
2011
First Quarter	30,050	25,800
Second Quarter	30,000	25,600
Third Quarter	28,400	20,450
Fourth Quarter	27,150	20,650
2012 (through April 17)
January	27,900	25,100
February	27,900	24,900
March	25,050	22,250
April (through April 17)	22,650	22,150

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2007. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2007
First Quarter	23.64	19.82
Second Quarter	22.77	20.38
Third Quarter	25.71	20.75
Fourth Quarter	23.87	19.75
2008
First Quarter	20.66	13.99
Second Quarter	16.83	14.40
Third Quarter	16.32	12.08
Fourth Quarter	12.50	7.23
2009
First Quarter	12.38	6.90
Second Quarter	12.37	9.34
Third Quarter	15.24	10.99
Fourth Quarter	15.25	13.52
2010
First Quarter	17.89	14.86
Second Quarter	16.55	12.70
Third Quarter	14.19	12.28
Fourth Quarter	14.54	11.91
2011
First Quarter	13.48	11.39
Second Quarter	13.74	11.86
Third Quarter	13.35	8.50
Fourth Quarter	11.55	8.25

	Price
Period	High	Low
	(In US$)
2012 (through April 17)
January	12.33	11.15
February	12.45	11.05
March	11.21	9.73
April (through April 17)	9.92	9.53

Item 9B. Plan of Distribution

Not Applicable

Item 9C. Markets

The Korea Exchange

The Korea Exchange began its operations in 1956, originally under the name of the Korea Stock Exchange. On January 27, 2005, pursuant to the Korea Securities and Futures Exchange Act, the Korea Exchange was officially created through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or KOSDAQ, and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. The KRX KOSPI Market of the Korea Exchange, formerly the Korea Stock Exchange, has a single trading floor located in Seoul. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were the members of the Korea Stock Exchange or the Korea Futures Exchange and (ii) the shareholders of the KOSDAQ.

As of April 17, 2012 the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,141,884 billion. The average daily trading volume of equity securities for 2011 was approximately 354 million shares with an average transaction value of Won 6,883 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2007	1,435.3	2,064.4	1,192.8	1,897.1
2008	1,853.5	1,888.9	938.8	1,124.5
2009	1,157.4	1,718.9	1,018.8	1,682.8
2010	1,696.1	2,043.5	1,552.8	2,043.5
2011	2,070.1	2,228.9	1,706.2	1,825.7
2012 (through April 17)	1,826.5	2,049.3	1,826.4	1,985.3

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2007, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	Thousands of U.S. dollars)(1)
2007	746	951,900,447	1,014,612,517	363,732	5,539,588	5,919,628
2008	765	576,927,703	458,789,426	355,205	5,189,644	4,126,953
2009	770	887,935,183	760,478,917	485,657	5,795,552	4,963,645
2010	777	1,141,885,458	1,002,621,352	380,859	5,619,768	4,934,382
2011	791	1,041,999,162	903,493,594	353,759	6,883,146	5,950,877
2012 (as of April 17)	789	1,141,883,974	1,003,677,572	500,531	4,991,720	4,387,554

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul, as the case may be, at the end of the periods indicated.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per depositor per financial institution in case of the such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

Item 9D. Selling Shareholders

Not Applicable

Item 9E. Dilution

Not Applicable

Item 9F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

Item 10A. Share Capital

Not Applicable

Item 10B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea. In order to comply with the Public Agencies Management Act, we amended our Articles of Incorporation and our internal regulations in March 2009, and in March 2010, March 2011 and April 2012, we again amended our Articles of Incorporation to reflect the amendments to the KEPCO Act, the Korean Commercial Code and the Public Agencies Management Act, as well as other relevant laws and regulations of Korea.

Objects and Purposes

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business.” The KEPCO Act and our Articles of Incorporation contemplate that we engage in the following activities:

1.	development of electric power resources;

2.	generation, transmission, transformation, distribution of electricity and other related business;

3.	research and technology development related to the businesses mentioned in items 1 and 2;

4.	overseas business related to the businesses mentioned in items 1 through 3;

5.	investments or contributions related to the businesses mentioned in items 1 through 4;

6.	businesses incidental to items 1 through 5;

7.	development and operation of real estate holdings, subject to certain restrictions pursuant to Presidential Decree of the KEPCO Act; and

8.	other businesses entrusted by the Government.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2011, the last day on which the shareholder registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. As of December 31, 2011, we held 18,929,995 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings.” Pursuant to the Korean Commercial Code, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code, a cumulative vote can be requested by the shareholders of a corporation representing more than 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least six weeks in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the Articles of Incorporation expressly prohibit cumulative voting. Our current Articles of Incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our Articles of Incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our Articles of Incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

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

Annual Report

At least one week prior to the annual general meeting of shareholders, our annual report and audited consolidated financial statements must be made available for inspection at our principal office and at all branch offices. Copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

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

Change of Control

The KEPCO Act requires that the Government, directly or pursuant to the Korea Finance Corporation Act, through Korea Finance Corporation, own not less than 51.0% of our capital.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct beneficial ownership of a listed company’s Equity Securities, together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person, accounts for 5% or more of our total outstanding Equity Securities is required to report the status and purpose (namely, whether the purposes of the share ownership is to participate in the management of the issuer) of the holdings and the material contents of the agreements relating to the Equity Securities and other matters prescribed by the Presidential Decree under the Financial Investment Services and Capital Markets Act to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest and any change in ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change.

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

Because of the 100 year maturity of the 7.95% Zero-to-Full Debentures, due April 1, 2096 (the “ZTF Debentures”), it is not certain whether the ZTF Debentures will be treated as debt for U.S. Federal income tax purposes. The discussion below assumes that the ZTF Debentures (as well as the other Registered Debt Securities) will be treated as debt, except that a summary of the consequences to you if the ZTF Debentures were not treated as debt is provided under “Tax Consequences with Respect to Registered Debt Securities Generally—ZTF Debentures Treated as Equity” below.

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

Item 10I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign-currency denominated liabilities. As of December 31, 2011, approximately 23.2% of our long-term debt (including the current portion and discounts on debentures but excluding premium on debentures) before accounting for swap transactions was denominated in foreign currencies, principally in the U.S. dollar, Yen and Euro. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign-currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2011, fuel costs represented 48.2% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2011, for electricity generation, uranium accounted for 34.2% of our fuel requirements, coal accounted for 45.4%, LNG accounted for 16.8% and oil accounted for 2.2%. In 2010, measured on the same basis, accounted for 34.1% of our fuel requirements, coal accounted for 45.5%, LNG accounted for 16.6% and oil accounted for 2.5%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3D. “Risk Factors” and Item 5B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2011 are as follows:

	Counterparty	Contract year	Settlement year	Contract amounts				Contract interest rate		Contract exchange rate
Type				Pay		Receive		Pay	Receive
				(KRW in millions, USD, JPY in thousands)
Trading	Morgan Stanley	2010	2012	KRW	120,000	USD	100,000	3.75%	3M USD Libor + 1.90%	1,200.00
	Morgan Stanley	2010	2015	KRW	118,800	USD	100,000	4.61%	3M USD Libor + 1.64%	1,188.00
	ING	2010	2012	KRW	117,900	USD	100,000	3.64%	6M USD Libor + 1.37%	1,179.00
	M-UFJ	2010	2015	KRW	116,100	USD	100,000	4.00%	3M USD Libor + 1.00%	1,161.00
	DBS	2011	2014	KRW	56,150	USD	50,000	4.21%	3M USD Libor + 1.00%	1,123.00
	SMBC	2011	2014	KRW	56,150	USD	50,000	4.21%	3M USD Libor + 1.00%	1,123.00

	Counterparty	Contract year	Settlement year	Contract amounts				Contract interest rate		Contract exchange rate
Type				Pay		Receive		Pay	Receive
				(KRW in millions, USD, JPY in thousands)
	Mizuho	2011	2014	KRW	112,800	USD	100,000	3.86%	3M USD Libor + 0.80%	1,128.00
	DBS	2011	2014	KRW	109,500	USD	100,000	3.80%	3M USD Libor + 0.85%	1,095.00
	Barclays	2008	2013	KRW	187,020	USD	200,000	7.50%	7.75%	935.10
	Credit Suisse	2008	2013	KRW	140,265	USD	150,000	6.94%	7.75%	935.10
	Shinhan Bank	2010	2014	KRW	84,615	USD	75,000	6.83%	5.50%	1,128.20
	RBS	2010	2014	KRW	141,125	USD	125,000	6.78%	5.50%	1,129.00
	Morgan Stanley	2010	2014	KRW	112,320	USD	100,000	6.71%	5.50%	1,123.20
	HSBC	2010	2014	KRW	112,320	USD	100,000	6.71%	5.50%	1,123.20
	BOA	2010	2014	KRW	110,310	USD	100,000	6.93%	5.50%	1,103.10
	UBS	2011	2015	KRW	220,356	USD	200,000	3.90%	3.00%	1,101.78
	RBS	2011	2015	KRW	110,110	USD	100,000	3.90%	3.00%	1,101.10
	Barclays	2011	2015	KRW	108,390	USD	100,000	3.78%	3.00%	1,083.90
	Credit Suisse	2011	2015	KRW	108,390	USD	100,000	3.78%	3.00%	1,083.90
	Morgan Stanley	2011	2015	KRW	63,006	USD	60,000	4.06%	3.00%	1,050.10
	BTMU	2009	2012	KRW	138,018	JPY	10,000,000	4.10%	3M EuroYen Tibor + 2.50%	13.80
	Deutsche Bank	2009	2014	KRW	126,610	USD	100,000	5.39%	6.25%	1,266.10
	Nomura Securities	2009	2014	KRW	126,610	USD	100,000	5.35%	6.25%	1,266.10
	Nomura Securities	2009	2014	KRW	126,610	USD	100,000	5.33%	6.25%	1,266.10
	Morgan Stanley	2009	2014	KRW	126,610	USD	100,000	5.32%	6.25%	1,266.10
	Morgan Stanley	2010	2014	KRW	126,610	USD	100,000	5.30%	6.25%	1,266.10
	Barclays	2010	2014	KRW	126,610	USD	100,000	5.29%	6.25%	1,266.10
	CITI	2010	2014	KRW	126,610	USD	100,000	5.27%	6.25%	1,266.10
	JP Morgan	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
	Deutsche Bank	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
	RBS	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
	DBS	2010	2013	KRW	226,900	USD	200,000	3.70%	3M USD Libor + 0.25%	1,134.50
	SMBC	2010	2013	KRW	113,400	USD	100,000	3.92%	3M USD Libor + 0.90%	1,134.00
	BTMU	2010	2013	KRW	56,525	USD	50,000	3.92%	3M USD Libor + 0.90%	1,130.50
	Mizuho	2010	2013	KRW	56,750	USD	50,000	3.92%	3M USD Libor + 0.90%	1,135.00
	CITI	2010	2015	KRW	116,080	USD	100,000	3.97%	3.13%	1,160.80
	Deutsche Bank	2010	2015	KRW	116,080	USD	100,000	3.98%	3.13%	1,160.80
	RBS	2010	2015	KRW	116,080	USD	100,000	3.97%	3.13%	1,160.80
	HSBC	2010	2015	KRW	116,080	USD	100,000	3.23%	3.13%	1,160.80
	UBS	2010	2015	KRW	116,080	USD	100,000	3.23%	3.13%	1,160.80

	Counterparty	Contract year	Settlement year	Contract amounts				Contract interest rate		Contract exchange rate
Type				Pay		Receive		Pay	Receive
				(KRW in millions, USD, JPY in thousands)
Cash flow hedge	Credit Suisse	2009	2013	KRW	197,475	USD	150,000	5.12%	4.75%	1,316.50
	Credit Suisse	2006	2016	KRW	94,735	USD	100,000	5.26%	6.00%	947.35
	Barclays	2006	2016	KRW	94,735	USD	100,000	5.26%	6.00%	947.35
	Citibank	2006	2016	KRW	94,735	USD	100,000	5.24%	6.00%	947.35
	Goldman Sachs	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
	Citibank	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
	Barclays	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
	UBS	2006	2016	KRW	98,100	USD	100,000	5.48%	5.50%	981.00
	Credit Suisse	2006	2016	KRW	98,100	USD	100,000	5.48%	5.50%	981.00
	Citi Group	2008	2013	KRW	113,304	USD	120,000	4.96%	5.38%	944.20
	Goldman Sachs	2008	2013	KRW	113,304	USD	120,000	4.96%	5.38%	944.20
	Barclays	2008	2013	KRW	56,652	USD	60,000	4.96%	5.38%	944.20
	Barclays	2006	2016	KRW	71,888	USD	75,000	4.81%	5.50%	958.51
	Deutsche Bank	2006	2016	KRW	71,888	USD	75,000	4.81%	5.50%	958.51
	Barclays	2004	2014	KRW	172,875	USD	150,000	5.10%	5.75%	1,152.50
	RBS	2008	2013	KRW	149,040	USD	150,000	5.03%	5.38%	993.60
	Deutsche Bank	2008	2013	KRW	149,040	USD	150,000	5.03%	5.38%	993.60
	BTMU	2010	2013	KRW	113,200	USD	100,000	4.11%	3M USD Libor + 0.80%	1,132.00
	BTMU	2010	2015	KRW	55,900	USD	50,000	4.03%	3M USD Libor + 1.20%	1,118.00

Under these currency swap contracts, we recognized a valuation gain of Won 148,299 million in 2011, net.

Details of interest rate contracts outstanding as of December 31, 2011 are as follows:

	Counterparty	Contract year	Settlement year	Notional amount		Contract interest rate per annum
Type						Pay	Receive
				(KRW in millions, JOD, MXN in thousands)
Trading	Korea Exchange Bank	2010	2013	KRW	100,000	4.18%	3M CD	+ 0.58%
	Nonghyup Bank	2010	2015	KRW	100,000	4.90%	3M CD	+ 1.05%
	Nonghyup Bank	2010	2015	KRW	100,000	4.83%	3M CD	+ 0.90%
	Nonghyup Bank	2010	2015	KRW	50,000	4.77%	3M CD	+ 0.90%
	Korea Exchange Bank	2011	2014	KRW	100,000	4.08%	3M CD	+ 0.03%
	Korea Exchange Bank	2011	2012	KRW	100,000	3.93%	3M CD	+ 0.04%
	Korea Exchange Bank	2011	2014	KRW	100,000	3.89%	3M CD	+ 0.05%
	Korea Exchange Bank	2011	2013	KRW	100,000	3.89%	3M CD	+ 0.07%
	Shinhan Bank	2011	2014	KRW	100,000	3.63%	3M CD	+ 0.18%
	Korea Exchange Bank	2011	2013	KRW	100,000	3.85%	3M CD	+ 0.43%
	Woori Bank	2011	2013	KRW	150,000	3.92%	3M CD	+ 0.43%
	Kookmin Bank	2011	2013	KRW	100,000	3.84%	3M CD	+ 0.44%
	Hana Bank	2011	2013	KRW	50,000	3.67%	3M CD	+ 0.25%
	Korea Exchange Bank	2011	2014	KRW	200,000	3.66%	3M CD	+ 0.24%
	Korea Exchange Bank	2011	2013	KRW	100,000	3.53%	3M CD	+ 0.14%
	Korea Exchange Bank	2011	2013	KRW	100,000	3.56%	3M CD	+ 0.19%
	Shinhan Bank	2011	2012	KRW	100,000	3.60%	3M CD	+ 0.08%
	Korea Exchange Bank	2009	2012	KRW	100,000	4.88%	3M CD	+ 0.54%
	RBS	2009	2012	KRW	100,000	4.79%	3M CD	+ 0.55%
	Korea Exchange Bank	2010	2013	KRW	100,000	4.11%	3M CD	+ 0.25%
Cash flow hedge	BNP Paribas	2009	2027	JOD	119,335	4.16%	6M USD	Libor
	KFW	2009	2027	JOD	119,335	4.16%	6M USD	Libor
	Credit Agricole	2011	2012	MXN	33,750	1.33%	6M USD	Libor
	SMBC	2011	2012	MXN	41,250	1.33%	6M USD	Libor
	Credit Agricole	2011	2012	MXN	4,990	3.98%	6M USD	Libor
	SMBC	2011	2012	MXN	4,990	4.06%	6M USD	Libor
	Credit Agricole	2011	2012	MXN	6,604	4.10%	6M USD	Libor
	SMBC	2011	2012	MXN	6,604	4.18%	6M USD	Libor
	Credit Agricole	2011	2012	MXN	13,355	4.10%	6M USD	Libor
	SMBC	2011	2012	MXN	13,355	4.05%	6M USD	Libor

Under these interest rate swap contracts, we recognized a valuation gain of Won 23,426 million in 2011, net.

The following analysis sets forth the sensitivity of our consolidated net income before income taxes (our “pre-tax income”) to changes in exchange rates, interest rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy— Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.” The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. Unless otherwise specified, all calculations are made under IFRS.

The following modeling assumptions were made in the following sensitivity analysis for 2012:

(1)	For any one year period, the Won/U.S. dollar exchange rate at the beginning of such period was assumed to be Won 1,153.3 to US$1.00, which was the Seoul Money Brokerage Service rate as of December 31, 2011;

(2)	The amount of foreign currency debt to be incurred by us in 2012 was assumed to be US$3,652 million (or the equivalent amount thereof in other foreign currency) for each year; and

(3)	For any one-year period, we used prices of fuel materials in our budget for 2012 as the beginning fuel prices.

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2011, we estimate that our foreign exchange translation losses will increase by Won 1,108 billion in 2012. Under IFRS, such translation losses are to be credited or charged to current operations. However, foreign exchange translation losses during the construction period on debt incurred for the construction of utility plants are permitted to be capitalized under IFRS. See Note 44 of the notes to our consolidated financial statements.

If the interest rates increase by 1% on all of our borrowings and debentures bearing variable interest and all other variables are held constant from their levels as of December 31, 2011, we estimate that our income before income taxes will decrease by Won 71 billion in 2012 (not reflecting the fact that a portion of such interest may be capitalized under IFRS).

If the fuel prices of anthracite and bituminous coal, oil, LNG and others rise by 1% and all other variables are held constant at their levels as of December 31, 2011, we estimate that our income before income taxes will decrease by Won 212 billion in 2012.

If the electricity rate rises by 1% and all other variables are held constant at their levels as of December 31, 2011, we estimate that our net income will increase by 310 billion in 2012.

The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward-looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

See Note 44 of the notes to our consolidated financial statements for further related information.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

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

Depositary Payments for the Fiscal Year 2011

The following table sets forth our expenses incurred in 2011, which were reimbursed by JPMorgan Chase Bank, N.A., acting as depositary for our ADSs:

	In thousands of U.S. dollars)
Reimbursement of listing fees on the New York Stock Exchange	US$	118
Reimbursement of legal fees		239
Reimbursement of accounting fees		205
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		942
Other		22

Total	US$	1,526

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011.

Attestation Report of the Independent Registered Public Accounting Firm

Deloitte Anjin LLC has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included elsewhere in this report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Nam, Dong-Kyoon. Such member currently remains a member of the audit committee and is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Code and the New York Stock Exchange listing standards. For biographic information of our audit committee financial expert, Nam, Dong-Kyoon, see Item 6A. “Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required under Section 406 of the Sarbanes-Oxley Act of 2002, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics is available on our website www.kepco.co.kr. We have not granted any waiver, including an implicit waiver, from a provision of the code of ethics to any of the above-mentioned officers during our most recently completed fiscal year.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2010 and 2011 for professional services rendered by our principal accountants for such year, for various types of services and a brief description of the nature of such services. Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, was our principal accountant for the years ended December 31, 2010 and 2011, and we currently expect them to serve as our principal accountant for the year ended December 31, 2012.

	Aggregate fees billed during the Year Ended December 31,
Type of services	2010 (Deloitte Anjin)		2011 (Deloitte Anjin)		Nature of services
	(In millions of Won)
Audit Fees	(Won)	3,439	(Won)	3,100	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		100		87	Accounting advisory service.
Tax Fees		4		5	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	(Won)	3,543	(Won)	3,192

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

In addition, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our audit committee or a designated member thereof and approved prior to the completion of the audit.

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

On January 24, 2011, the Ministry of Knowledge Economy changed the designation of our generation subsidiaries from “other public institutions” to “market-oriented public enterprise”. As “other public institutions” under the provisions of the Public Agencies Management Act, our generation subsidiaries were not subject to the same regulations applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as market-oriented public enterprises, our generation subsidiaries are currently subject to the same corporate governance rules applicable to us. All of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 and are currently generally subject to the same system of regulations applicable to us.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The NYSE rules include detailed tests for determining director independence. While as a foreign private issuer, we are exempt from this requirement, our board of directors is in compliance with this requirement as it currently consists of 15 directors, of which eight directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Under the Public Agencies Management Act, more than one-half of our directors must be non-standing directors. The Financial Investment Services and Capital Markets Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Public Agencies Management Act) as an “outside” or “non-executive” director. Under the Public Agencies Management Act, a non-standing director is appointed by the

Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, exclusive sessions were held quarterly in 2011 in order to promote the exchange of diverse opinions by non-standing directors.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our audit committee is comprised of three outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Consistent with the application of the legal requirements then in effect, in June 2005, we amended our Articles of Incorporation, among others, to comply with the general exemptions provided under the audit committee requirements of the Sarbanes-Oxley Act, embodied in Rule 10A-3 of the Exchange Act and established a board of auditors, consisting of one standing auditor and two non-standing auditors. Beginning in the second half of 2005, our board of auditors performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. Currently, our audit committee consists of three independent directors, and our audit committee is in compliance with the foregoing requirements under the NYSE listing rules, the Sarbanes-Oxley Act, the Korea Exchange listing rules and the Korean Commercial Code.

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

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors.

On March 30, 2011, the SEC proposed rules to implement Section 952 of the Dodd-Frank Act regarding the independence of compensation committees and the appointment, payment and oversight of compensation consultants. Under the proposed rules, the SEC provides baseline expectations of listing standards for the national securities exchanges, such as NYSE and NASDAQ, to implement, and continues to leave to the company’s board of directors the ultimate determination as to the independence of compensation committee members. The proposed rules require the exchanges to propose listing standards to determine how the following factors, which are essential factors originally cited by the Dodd-Frank Act, along with other factors that the exchanges add, should be considered in evaluation the independence of compensation committee members:

•	the source of compensation of a member of the board of directors, including any consulting, advisory or other compensatory fees paid by the listed company; and

•	whether a member of the board of directors has an affiliate relationship with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

Under the proposed rules, the SEC emphasizes that the foregoing factors are not bright-line prohibitions, and that the exchanges have discretion in establishing their own independence criteria and determining how such factors should be considered.

The SEC’s proposed rules also provide that compensation committees may retain compensation consultants and other advisers after taking into account the independence of the advisers. Compensation committees are not precluded from retaining the company’s advisers. Compensation committees will, however, be directly responsible for the selection, compensation and oversight of the advisers they choose to engage. Listed companies must provide funding for the retention of these advisers. The proposed rules provide five factors that compensation committees must use in evaluating independence, along with any additional factors that the exchanges may require:

•	the provision of other services to the listed company by the entity that employs the compensation committee adviser;

•

the amount of fees received from the listed company by the entity that employs the compensation committee adviser, as a percentage of the total revenue of the entity that employs the compensation committee adviser;

•	the policies and procedures of the entity that employs the compensation committee adviser that are designed to prevent conflicts of interest;

•	any business or personal relationship of the compensation committee adviser with a member of the compensation committee; and

•	any stock of the listed company owned by the compensation committee adviser.

The SEC’s proposed rules also include disclosure requirements relating to the use of compensation consultants, which are not subject to the exchange rulemaking process discussed above. The proposed rules require disclosure of:

•	whether the compensation committee has obtained or retained the advice of a compensation consultant;

•	whether the use of a compensation consultant raised any conflict of interest; and

•	if there is a conflict of interest, the nature of the conflict and how the registrant is addressing the conflict.

The SEC proposes to modify the existing disclosure requirement under Item 407(e) of SEC Regulation S-K so that disclosure in the company’s annual proxy statement would be required whenever an issuer’s compensation committee “retained or obtained” the advice of a compensation consultant, regardless of whether a formal engagement or client relationship exists between the consultant and the committee or management, and irrespective of any fees being paid. The types of “conflicts of interest” that would trigger disclosure are not defined under the SEC’s proposed rules. Instead, companies must look to the facts and circumstances of the engagement to determine whether a conflict exists, including considering the five independence factors discussed above plus any other factors mandated by the exchanges.

Foreign private issuers that disclose in their annual reports the reasons why they do not have an independent compensation committee are exempt from the compensation committee independence requirements. Although foreign private issuers are not specifically exempted from the application of the proposed compensation consultant rules, the proposed rule provides for U.S. national securities exchanges to have authority to exempt any category of issuers consistent with the compensation committee independence rules. The disclosure requirements under the proposed rules relating to compensation consultants are not expected to be applicable to foreign private issuers that are exempt from preparing and filing proxy statements, which is where the new disclosure is expected to be included.

The U.S. national securities exchanges must issue final listing standards implementing the foregoing within one year after the SEC’s proposed rules are finalized and published in the Federal Register. The SEC’s proposed rules are not yet final.

No such requirement currently exists under applicable Korean law or listing standards, and we currently do not have a compensation committee.

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

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans. Under Korean law and regulations, stock options can be granted to employees to the extent expressly permitted by the articles of incorporation. We currently don’t have any equity compensation plans.

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

Whistle Blower Protection

On May 25, 2011, the SEC adopted final rules to implement whistleblower provisions of the Dodd-Frank Act, which are applicable to foreign private issuers with securities registered under the U.S. securities laws. The final rules provide that any eligible whistleblower who voluntarily provides the SEC with original information that leads to the successful enforcement of an action brought by the SEC under U.S. securities laws must receive an award of between 10 and 30 percent of the total monetary sanctions collected if the sanctions exceed $1,000,000. An eligible whistleblower is defined as someone who provides information about a possible violation of the securities laws that he or she reasonably believes has occurred, is ongoing, or is about to occur. The possible violation does not need to be material, probably or even likely, but the information must have a “facially plausible relationship to some securities law violation”; frivolous submissions would not qualify. The final rules also prohibit retaliation against the whistleblower. While the final rules do not require employees to first report allegations of wrongdoing through a company’s corporate compliance system, they do seek to incentivize whistleblowers to utilize internal corporate compliance first by, among other things, (i) giving employees who first report information internally the benefit of the internal reporting date for purposes of the SEC program so long as the whistleblower submits the same information to the SEC within 120 days of the initial disclosure; (ii) clarifying that the SEC will consider, as part of the criteria for determining the amount of a whistleblower’s award, whether the whistleblower effectively utilized the company’s corporate compliance program or hindered the function of the program; and (iii) crediting a whistleblower who reports internally first and whose company passes the information along to the SEC, which would mean the whistleblower could receive a potentially higher award for information gathered in an internal investigation initiated as a result of the whistleblower’s internal report.

In addition, the final rules address concerns that the whistleblower rules incentivize officers, directors and those with legal, audit, compliance or similar responsibilities to abuse these positions by making whistleblower complaints to the SEC with respect to information they obtained in these roles by generally providing that information obtained through a communication subject to attorney-client privilege or as a result of legal representation would not be eligible for a whistleblower award unless disclosure would be permitted by attorney conduct rules. Accordingly, officers and directors, auditors and compliance personnel and other persons in similar roles would not be eligible to receive awards for information received in these positions unless (x) they have a reasonable basis to believe that (1) disclosure of the information is necessary to prevent the entity from engaging in conduct that is likely to cause substantial injury to the financial interests of the entity or investors; or (2) the entity is engaging in conduct that will impede an investigation of the misconduct, for example, destroying documents or improperly influencing witnesses; or (y) 120 days has passed since the whistleblower provided the information to senior responsible persons at the entity or 120 days has passed since the whistleblower received the information at a time when these people were already aware of the information.

In Korea, there is no corresponding law or regulation.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Joong-Kyum
Name:	Kim, Joong-Kyum
Title:	President and Chief Executive Officer
Date:	April 30, 2012

INDEX TO FINANCIAL STATEMENTS

Page

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC on Consolidated Financial Statements	F-2

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC on Internal Control Over Financial Reporting	F-3

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young (Korea South-East Power Co., Ltd.)	F-5

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young on Internal Control Over Financial Reporting (Korea South-East Power Co., Ltd.)	F-6

Consolidated Statements of Financial Position as of December 31, 2011, December 31, 2010 and January 1, 2010	F-7

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011 and 2010	F-9

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011 and 2010	F-11

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011 and 2010	F-12

Notes to the Consolidated Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (collectively referred to as the “Company”) as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows, all expressed in Korean Won, for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries whose financial statements reflect 4.4, 5.0 and 5.1 percent of consolidated total assets as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and 10.1 and 10.5 percent of consolidated total revenue for each of the two years in the period ended December 31, 2011. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Korea South-East Power Co., Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2011, December 31, 2010 and January 1, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with the International Financial Reporting Standards as issued by International Accounting Standard Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit and the report of the other auditors.

/s/ Deloitte Anjin LLC

Seoul, Korea

April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’ (collectively referred to as the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of certain subsidiaries whose financial statements reflect total assets and revenues constituting 4.4 percent and 10.1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011. The effectiveness of certain consolidated subsidiaries’ internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of certain consolidated subsidiaries’ internal control over financial reporting, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, all expressed in Korean Won, of the Company and our report dated April 30, 2012 expressed an unqualified opinion on those financial statements based on our audit and report of the other auditors.

/s/ Deloitte Anjin LLC

Seoul, Korea

April 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Korea South-East Power Co., Ltd.

We have audited the accompanying consolidated statements of financial position of Korea South-East Power Co., Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years ended in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and January 1, 2010 and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as issued by International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Korea South-East Power Co., Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Han Young

April 27, 2012

Seoul, Republic of Korea

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Korea South-East Power Co., Ltd.

We have audited Korea South-East Power Co., Ltd. (the “Company”) and its subsidiaries (the “Group”)’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Korea South-East Power Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Korea South-East Power Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated statements of financial position of Korea South-East Power Co., Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years ended in the period ended December 31, 2011, and our report dated April 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Han Young

April 27, 2012

Seoul, Republic of Korea

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010

	Notes	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
		(KRW in millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,7,8,38,44	(Won)	1,387,921	(Won)	2,090,051	(Won)	1,475,684
Current financial assets, net	6,11,12,13,38,44		770,539		723,422		763,751
Accounts and other receivables, net	6,9,15,38,44,46		7,632,497		6,612,377		5,982,542
Inventories, net	14		3,851,751		3,483,415		3,461,429
Income tax receivables	40		35,801		3,007		6,841
Current non-financial assets	16		447,393		244,130		159,448

			14,125,902		13,156,402		11,849,695

NON-CURRENT ASSETS:
Non-current financial assets, net	6,7,10,11,12,13,38,44		2,199,032		2,457,432		1,806,109
Non-current accounts and other receivables, net	6,9,15,38,44,46		1,284,532		846,318		1,026,130
Property, plant and equipment, net	19,48		112,384,881		107,406,466		102,751,572
Investment properties, net	20		517,149		533,166		507,959
Intangible assets, net	22		848,709		923,136		501,136
Investments in joint ventures	5,18		767,202		275,321		195,595
Investments in associates	5,18		3,718,154		3,490,510		3,284,215
Deferred tax assets	40		372,478		151,870		399,822
Non-current non-financial assets	16		249,811		277,173		295,800

			122,341,948		116,361,392		110,768,338

Total Assets	5	(Won)	136,467,850	(Won)	129,517,794	(Won)	122,618,033

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables, net	6,23,25,39,44,46		6,576,158		4,571,145		4,166,228
Short-term borrowings	6,24,39,44		1,173,568		457,931		592,875
Current financial liabilities, net	6,12,24,39,44,46		5,852,342		6,324,952		5,631,972
Income tax payables	40		505,154		257,563		83,487
Current non-financial liabilities	28,29		3,541,562		2,383,303		1,828,701
Current provisions	27,44		92,383		77,279		65,758

			17,741,167		14,072,173		12,369,021

NON-CURRENT LIABILITIES:
Non-current accounts and other payables, net	6,23,25,39,44,46		4,178,137		5,280,924		5,245,490
Non-current financial liabilities, net	6,12,24,39,44,46		39,403,578		33,052,466		28,034,241
Non-current non-financial liabilities	28,29		5,611,010		5,221,856		5,251,182
Employee benefits obligations, net	26,44		1,942,994		1,964,155		1,985,131
Deferred tax liabilities, net	40		6,786,779		6,307,322		6,463,994
Non-current provisions	27,44		7,000,235		6,342,361		5,981,636

			64,922,733		58,169,084		52,961,674

Total Liabilities	5		82,663,900		72,241,257		65,330,695

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(CONTINUED)

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010

	Notes	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
		(KRW in millions)
EQUITY

CONTRIBUTED CAPITAL:
Shares issued	1,30	(Won)	3,209,820	(Won)	3,207,839	(Won)	3,207,839
Share premium	30		843,758		835,140		835,140

			4,053,578		4,042,979		4,042,979

RETAINED EARNINGS:
Legal reserves	32		1,603,919		1,603,919		1,603,919
Voluntary reserves	31		21,766,678		21,828,100		21,905,812
Retained earnings before appropriations	31,32		12,398,497		15,864,213		15,987,364

			35,769,094		39,296,232		39,497,095

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	33		639,028.		569,630		471,708
Cumulative other comprehensive income	6		255,095		355,626		306,235
Treasury stocks	33		(741,489)		(741,489)		(741,489)
Other equity	33		13,294,990		13,295,000		13,295,000

			13,447,624		13,478,767		13,331,454

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			53,270,296		56,817,978		56,871,528

NON-CONTROLLING INTERESTS			533,654		458,559		415,810

Total Equity	44		53,803,950		57,276,537		57,287,338

Total Liabilities and Equity		(Won)	136,467,850	(Won)	129,517,794	(Won)	122,618,033

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Notes	2011		2010
	(KRW in millions except per share amounts)
SALES
Sales of goods	5,34,44,46	(Won)	41,754,554	(Won)	38,004,325
Sales of service	5,34,44,46		322,616		747,044
Sales of construction contracts	5,21,34,44,46		1,455,132		755,213

			43,532,302		39,506,582

COST OF SALES
Cost of sales of goods	5,14,42,26		41,283,628		35,021,668
Cost of sales of service	5,14,42,26		393,049		414,672
Cost of sales of construction contracts	5,14,42,26		1,405,302		750,897

			43,081,979		36,187,237

GROSS PROFIT			450,323		3,319,345
OTHER OPERATING INCOME	36		598,303		536,915
SELLING AND ADMINISTRATIVE EXPENSES	5,35,42,46		1,751,697		1,644,760
OTHER OPERATING EXPENSES	5,36		147,595		69,787
OTHER INCOME(LOSS)	37		165,703		118,207

OPERATING INCOME(LOSS)	5,41		(684,963)		2,259,920

FINANCE INCOME	6,12,38		607,592		591,491
FINANCE EXPENSES	6,12,39		2,518,850		2,558,425
PROFITS OF ASSOCIATES AND JOINT VENTURES USING EQUITY METHOD			123,095		76,626
Share in income of associates and joint ventures			162,513		160,314
Gain on disposal of associates and joint ventures			3,147		25,975
Share in loss of associates and joint ventures			42,115		56,246
Loss on disposal of associates and joint ventures			450		53,417

INCOME (LOSS) BEFORE INCOME TAX			(2,473,126)		369,612
INCOME TAX EXPENSE	40		819,871		438,779

NET LOSS FOR THE YEAR		(Won)	(3,292,997)	(Won)	(69,167)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

		2011		2010
		(KRW in millions except per share amounts)
OTHER COMPREHENSIVE INCOME (LOSS)
Net change in fair value of available-for-sale financial assets, net of tax			(174,958)		124,464
Loss on valuation of derivatives using of cash flow hedge accounting, net of tax	6,12		(27,999)		(35,005)
Actuarial losses on retirement benefit obligations	26		(152,196)		(85,605)
Share in other comprehensive income(loss) of associates and joint ventures, net of tax			45,860		(34,297)
Foreign currency translation of foreign operations, net of tax			47,135		(12,124)

			(262,158)		(42,567)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(Won)	(3,555,155)	(Won)	(111,734)

NET INCOME(LOSS) ATTRIBUTABLE TO;
Owners of the Company			(3,370,464)		(119,931)
Non-controlling interests			77,467		50,764

		(Won)	(3,292,997)	(Won)	(69,167)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO;
Owners of the Company			(3,627,669)		(151,472)
Non-controlling interests			72,514		39,738

		(Won)	(3,555,155)	(Won)	(111,734)

EARNINGS PER SHARE;
Basic earnings per share	43	(Won)	(5,411)	(Won)	(193)
Diluted earnings per share	43	(Won)	(5,411)	(Won)	(193)

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Contributed capital		Retained earnings		Other components of equity		Equity attributable to owners of the Company		Non- controlling interest		Total Equity
	(KRW in millions)
Balance at January 1, 2010	(Won)	4,042,979	(Won)	39,497,095	(Won)	13,331,454	(Won)	56,871,528	(Won)	415,810	(Won)	57,287,338
Total comprehensive income:
Net (income) loss for the period		—		(119,931)		—		(119,931)		50,764		(69,167)
Net change in fair value of available-for-sale financial assets, net of tax		—		—		124,322		124,322		142		124,464
Loss on valuation of derivatives using cash flow hedge accounting, net of tax		—		—		(35,005)		(35,005)		—		(35,005)
Actuarial losses on retirement benefit obligations, net of tax		—		(78,876)		—		(78,876)		(6,729)		(85,605)
Share in other comprehensive income (loss) of a associates and joint ventures, net of tax		—		(2,056)		(32,241)		(34,297)		—		(34,297)
Foreign currency translation of foreign operations, net of tax		—		—		(7,685)		(7,685)		(4,439)		(12,124)
Dividends paid		—		—		—		—		(35,740)		(35,740)
Capital increase in subsidiaries		—		—		—		—		16,476		16,476
Change due to acquisition and disposal of subsidiaries		—		—		97,922		97,922		22,299		120,221
Others		—		—		—		—		(24)		(24)

Balance at December 31, 2010	(Won)	4,042,979	(Won)	39,296,232	(Won)	13,478,767	(Won)	56,817,978	(Won)	458,559	(Won)	57,276,537

Balance at January 1, 2011	(Won)	4,042,979	(Won)	39,296,232	(Won)	13,478,767	(Won)	56,817,978	(Won)	458,559	(Won)	57,276,537
Total comprehensive income:
Net (income) loss for the period		—		(3,370,464)		—		(3,370,464)		77,467		(3,292,997)
Net change in fair value of available-for-sale financial assets, net of tax		—		—		(174,937)		(174,937)		(21)		(174,958)
Loss on valuation of derivatives using cash flow hedge accounting, net of tax		—		—		(18,648)		(18,648)		(9,351)		(27,999)
Actuarial losses on retirement benefit obligations, net of tax		—		(151,672)		—		(151,672)		(524)		(152,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—		(5,002)		50,881		45,879		(19)		45,860
Foreign currency translation of foreign operations, net of tax		—		—		42,173		42,173		4,962		47,135
Dividends paid		—		—		—		—		(44,663)		(44,663)
Capital increase		10,599		—		—		10,599		3,187		13,786
Change due to acquisition and disposal of subsidiaries		—		—		69,388		69,388		42,991		112,379
Others		—		—		—		—		1,066		1,066

Balance at December 31, 2011	(Won)	4,053,578	(Won)	35,769,094	(Won)	13,447,624	(Won)	53,270,296	(Won)	533,654	(Won)	53,803,950

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011		2010
	(KRW in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(Won)	(3,292,997)	(Won)	(69,167)
Adjustments for:
Income tax expense		819,871		438,779
Depreciation		6,782,661		6,579,220
Amortization of intangible assets		94,729		117,444
Retirement benefit expense, net		341,902		341,210
Bad debt expense		15,136		13,569
Interest expense		2,123,579		2,045,684
Loss on disposal of property, plant, and equipment		31,228		46,882
Loss on abandonment of property , plant, and equipment		296,557		219,911
Impairment loss on intangible assets		221		451
Accretion expense to provisions, net		433,374		139,969
Loss (gain) on foreign currency translation, net		226,012		(110,158)
Valuation and transaction loss (gain) on derivative instrument, net		(75,307)		196,334
Share in income of associates and joint ventures, net		(120,398)		(104,068)
Gain on disposal of property, plant and equipment		(38,776)		(42,037)
Loss (gain) on disposal of associates and joint ventures, net		(2,699)		27,443
Interest income		(291,625)		(120,422)
Dividends income		(18,894)		(3,341)
Other losses (gains), net		47,998		55,308

		10,665,569		9,842,178

Changes in operating assets and liabilities:
Increase in accounts receivables		(1,021,781)		(539,781)
Increase in non-trade receivables		(45,009)		(24,369)
Decrease (increase) in accrued income		26,205		(6,038)
Increase in other receivables		—		(2,936)
Increase in other current assets		(154,062)		(111,388)
Increase in inventories		(1,411,785)		(875,476)
Decrease in other non-current assets		21,823		431,576
Increase in account payables		710,831		511,311
Increase (decrease) in non-trade payables		(7,882)		113,467
Increase in accrued expenses		30,386		154,231
Increase in other current liabilities		1,204,974		262,503
Increase in other non-current liabilities		525,996		97,803
Decrease in associates and joint ventures		62,169		35,488
Decrease in provisions		(289,237)		(330,195)
Payments of retirement benefit obligations		(345,774)		(401,143)
Increase in plan assets		(291,339)		(96,751)

		(984,485)		(781,698)

		6,388,087		8,991,313

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 30, 2011 AND 2010

	2011		2010
	(KRW in millions)
Interest received	(Won)	247,711	(Won)	168,014
Interest paid		(2,196,429)		(2,272,028)
Dividends received		18,894		3,427
Income tax paid		(313,534)		(150,636)

Net cash provided by operating activities		4,144,729		6,740,090

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of associates and joint ventures		10,136		35,412
Acquisition of associates and joint ventures		(491,293)		(756,443)
Disposal of property, plant and equipment		50,578		100,325
Acquisition of property, plant and equipment		(10,610,402)		(10,184,037)
Disposal of intangible assets		467		198
Acquisition of intangible assets		(42,599)		(470,413)
Disposal of investment properties		523		—
Disposal of financial assets		856,021		295,844
Acquisition of financial assets		(840,852)		(564,832)
Decrease (increase) in loans, net		(29,574)		(203,545)
Increase (decrease) in deposits received, net		(53,042)		91
Receipt of government grants, net		47,903		27,589
Net cash outflow from acquisition of subsidiaries		(65,147)		(40,862)
Other cash outflow from investing activities, net		(28,412)		(233,476)

Net cash provided by investing activities		(11,195,693)		(11,994,149)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short- term borrowings, net		114,015		(348,216)
Proceeds from long-term borrowings and debentures		12,100,107		11,654,394
Repayment of long-term borrowings and debentures		(5,880,330)		(5,786,761)
Payment of financial lease		(136,760)		(123,773)
Settlement of derivative instruments, net		51,916		350,404
Proceeds on disposal of partial interest in a subsidiary that does not involve loss of control		100,691		149,579
Change in non-controlling interest		36,142		16,071
Dividends paid		(44,663)		(35,740)
Other cash inflow (outflow) from financing activities, net		297		(6,290)

Net cash provided by financing activities		6,341,415		5,869,668

EFFECTS OF EXCHANGE RATE CHANGES		7,419		(1,242)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(702,130)		614,367
CASH AND CASH EQUIVALENTS, BEGINING OF THE PERIOD		2,090,051		1,475,684

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	(Won)	1,387,921	(Won)	2,090,051

See accompanying notes to consolidated financial statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERALS:

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

As of December 31, 2011, the Government of the Republic of Korea (Government), Korea Finance Corporation (“KoFC”) which is wholly owned by the Government, and foreign investors held 21.17%, 29.94%, and 23.38%, respectively, of the Company’s shares.

On January 21, 1999, in accordance with the restructuring plan by the Ministry of Knowledge Economy (the “MKE”) (the “Restructuring Plan”), on April 2, 2001 KEPCO spun off its power generation divisions, resulting in the establishment of six power generation subsidiaries.

In addition, the Government established a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea to deliberate on ways to introduce competition in electricity distribution, such as by forming and privatizing new distribution subsidiaries. Meanwhile, on June 30, 2004, the privatization initiatives were discontinued, instead independent business divisions for distribution within the Company were created to improve operational efficiency through internal competition. These business divisions have separate management structures, financial accounting systems and performance evaluation systems, but with a common focus on maximizing profitability.

2.	SIGNIFICANT ACCOUNTING POLICIES:

(1)	Basis of Preparation

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). The Company has adopted IFRS as issued by IASB for the annual period beginning on January 1, 2011. In accordance with IFRS 1 First-time adoption of IFRS, the Company’s transition date to IFRS is January 1, 2010. Refer to Note 4, for transition adjustments to IFRS.

The significant accounting policies under IFRS followed by the Company in the preparation of its consolidated financial statements are summarized below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given in exchange for assets.

The Company has not adopted following amendments which are not yet effective as of December 31, 2011.

•	IFRS 7 Financial Instruments: Disclosures (amended) ‘Disclosures About Transfers Of Financial Instrument’

Above amendment requires additional disclosures for financial instruments that are transferred but not derecognized in their entirely, and additional disclosures about continuing involvement in the derecognized financial instruments. Above amendments will be applied from the financial year beginning after July 1, 2011.

•	IAS 12 Income taxes (amended) ‘Deferred tax: Collection Of Underlying Asset

Above amendment provides a practical solution about assessing whether recovery of the carrying amount of underlying assets would be through sale or use. The amendment requires that if the underlying assets are investment properties carried at fair value method, or properties measured at revaluation model, which is in IAS 16, the entity can presume that recovery of the carrying amount will be through sale.

Above amendments will be applied from the financial year beginning after January 1, 2012.

•	IAS 19 Employee benefits (amended)

Above amendment requires immediate recognition of all estimated changes in the cost of providing defined benefits and all changes in the value of plan assets. This would eliminate the various methods currently in IAS 19, including the ‘corridor’ method, that allowed deferral of some of those gains or losses.

Above amendments will be applied from the financial year beginning after January 1, 2013.

•	IFRS 13 Fair value measurement

IFRS 13 provide a single standard about fair value measurement. Above statement will be applied from the financial year beginning after January 1, 2013.

As of December 31, 2011, the Company does not expect the above amendments will have significant impact on its consolidated financial statements.

On February 22, 2011, the board of directors approved the Company’s current year consolidated financial statements for its annual shareholder’s meeting.

Major accounting policies used for the preparation of the consolidated financial statements are stated below.

(2)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (or its subsidiary). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation for the years ended December 31, 2011 and 2010

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(3)	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and if it entitles the holder to a proportionate share of the entity’s net assets in an event of a liquidation, the non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other IFRS.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 Financial Instruments: Recognition and Measurement, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(4)	Investments in associates (Equity-accounted investees)

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

The requirements of IAS 39 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a group entity transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

(5)	Investments in joint ventures

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control). Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Company reports its interests in jointly controlled entities using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Any goodwill arising on the acquisition of the Company’s interest in a jointly controlled entity is accounted for in accordance with the Company’s accounting policy for goodwill arising in a business combination. When the Company transacts with its jointly controlled entity, income and loss resulting from jointly controlled entities are recognized in the Company’s consolidated financial statements only to the extent of interests in the jointly controlled entity that are not related to the Company.

(6)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(a)	Sale of goods—Electricity sales

The Korean government approves the rates the Company charges to the customers, for the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return. The Company’s power generation subsidiaries’ rates are determined in the market.

The Company recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes for residential, commercial, general, etc electricity. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the next month period.

Fuel cost pass-through adjustment

As of July 1, 2011, the Korean government approved a fuel cost pass-through adjustment, allowing the Company to ultimately pass-through increase in fuel costs to the customer. The pass-through amount is determined based on prior three months moving average of global fuel changes and other factors.

Currently, the Korean government has issued a temporary hold-order on the Company, in collecting on the pass-through of fuel cost from the customers, as means to stabilize increasing inflation in Korea. As a result, as of December 31, 2011, the Company recognized a receivable in the amount of KRW 357,085 million for pass-through fuel costs.

(b)	Rendering of services

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract. Refer to Note 2 (7) below for Construction contract related revenue recognition.

(c)	Dividend income and interest income

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established (provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably).

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(d)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in Note 2 (8) below.

(e)	Deferral of revenue—Transfer of assets from customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with IFRIC 18 Transfer of Assets from Customers, when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of a property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are then recognized as revenue over the transferred asset’s useful life.

(7)	Construction contracts

The Company provides services related to construction of power plant related to facilities to its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statement of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statement of financial position under account and other receivables.

(8)	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(b)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(9)	Foreign currencies

The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Company entity are expressed in KRW which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in income or loss in the period in which they arise except for:

(a)	exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

(b)	exchange differences on transactions entered into in order to hedge certain foreign currency risks (see Note 2 (22) below for hedging accounting policies); and

(c)	exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in KRW using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, loss of joint control over a jointly controlled entity that includes a foreign operation, or loss of significant influence over an associate that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to income or loss. Any exchange differences that have previously been attributed to non-controlling interests are derecognized, but they are not reclassified to income or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in income or loss. For all other partial disposals (i.e. partial disposals of associates or jointly controlled entities that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to income or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in equity.

(10)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

(11)	Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the receipt of the grants are probable.

Government grants are recognized in the consolidated statement of comprehensive income over the periods in which the Company recognizes the related costs, for which the grants are intended to compensate as expense. Specifically, government grants, which are conditional to the Company purchasing, constructing or otherwise acquiring non-current assets, are recognized as deductions for related assets in the consolidated statement of financial position and transferred to income or loss over the estimated useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in income or loss in the period in which they become receivable.

In addition, a benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(12)	Retirement benefit obligation

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income.

For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. The vested portion of past service cost arising from plan amendments is recognized immediately in the income statement. The unvested portion is amortized on a straight-line basis over the average remaining period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(13)	Income tax

Income tax consists of current tax and deferred tax.

(a)	Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

(b)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

(c)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(14)	Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

The Company does not depreciate land. Depreciation expense is computed using the straight-line method based on the estimated useful years of the assets as follows:

Estimated Useful Years
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4 ~ 9

For loaded nuclear fuel (PWR) and asset retirement costs related to long-term raw materials, the Company uses the production method to measure and recognize as expense the economic benefits of the assets.

If the cost of a part of property, plant and equipment is significant compared to the overall total cost of the property, plant and equipment, the cost of the part is separately depreciated from the related property, plant and equipment.

The Company reviews the depreciation method, the estimated useful lives and residual values of property, plant and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Property, plant and equipment is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

(15)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at initial acquisition cost less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 8 ~ 40 years using the straight-line method.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(a)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(b)	Internally-generated intangible assets—research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

(c)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(d)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

(e)	Intangible assets useful lives

As of December 31, 2011, the estimated useful years and amortization method of intangible assets with finite useful lives are as follows (KRW in millions):

Estimated Useful Years
Usage rights for donated assets	4 ~ 30
Software	4, 5
Industrial rights	5, 10
Development expenses	5
Dam usage right	50
Others	4~20

(17)	Impairment of property, plant, equipment and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(18)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of inventories, except for those in in-transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

The carrying amount of inventories sold in the period and the amount of any write-down of inventories to net realizable value and all losses of inventories in the period; less the amount of any reversal in the period of any write-down of the inventories, arising from an increase in net realizable value, is recognized as expense during the period.

(19)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Increase in provisions due to passage of time is recognized as finance expense during the period. At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

Provisions for estimated future costs are discounted to present value, based on a discount rate which reflects the current market assessment of the time value of money, risks specific to the liability and pre-tax.

(a)	Provision for decommissioning costs

The Company records the fair value of estimated decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company also recognizes a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of sales of goods in the accompanying consolidated statements of comprehensive income.

Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low & intermediate radioactive wastes.

(b)	Provision for Polychlorinated Biphenyls (“PCB”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(c)	Provisions for power plant regional support program

In accordance with regulations on nuclear and hydro-electric power plants’ social responsibility to support the surrounding communities of the power plants sites; KHNP, the Company’s nuclear generation subsidiary, accrues 0.25won per KWH of KHNP’s generation volume from two periods prior, as a provision for power plant regional support program during the year. Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs.

(20)	Financial assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories; ‘financial assets at fair value through profit or loss’, (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’, and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

(a)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

(b)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as FVTPL.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•

it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(c)	Held-to-maturity investments

Financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue recognized on an effective yield basis.

(d)	Available-for-sale financial assets (“AFS”)

Financial assets that are not classified as at held-to-maturity; held-for-trading; designated as FVTPL; or loans and receivables are classified as financial assets AFS.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the valuation reserve is reclassified to income or loss. Dividends on AFS equity instruments are recognized in income or loss when the Company’s right to receive the dividends is established.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(e)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not traded in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables whose period interest income is immaterial.

(f)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	breach of contract, such as a default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or

—	the disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of AFS equity securities, impairment losses previously recognized in income or loss are not reversed through income or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, impairment losses are subsequently reversed through income or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(g)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

On derecognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(21)	Financial liabilities and equity instruments issued by the Company

(a)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(b)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(c)	Financial liabilities at FVTPL

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’. Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL.

A financial liability is classified as held for trading if:

1)	it has been acquired principally for the purpose of repurchasing it in the near term; or

2)	on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

3)	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

1)	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

2)	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

3)	it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(d)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(e)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with the IAS 18 Revenue.

(f)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(22)	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(a)	Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(b)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges and cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(c)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(d)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of reverse for gains(loss) on valuation of derivatives. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

3.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(1)	Useful lives of property, plant and equipment

In accordance with IFRS, property, plant and equipment are stated at cost. The Company does not depreciate land. Depreciation is computed by the straight-line method (unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2011 totaled KRW 112,384,881 million representing more than 82% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. Management’s assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, changes in market demand and technological changes. The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

(2)	Estimations on provision for decommissioning costs

The Company records the fair value of estimated decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low & intermediate radioactive wastes.

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

As of December 31, 2011 and 2010, we recorded liability for decommissioning costs in the amounts of KRW 6,727 billion and KRW 5,976 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. The Company used a discount rate of 4.36% and an inflation rate of 2.30% when calculating the decommissioning cost liability recorded as of December 31, 2011 and 2010. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant (KRW in millions):

		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
		0.1%
TYPE	Accounts	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	Nuclear plants	(111,132)	114,140	(104,473)	107,275	(104,320)	107,208
”	Spent fuel	(21,386)	21,946	(21,297)	21,876	(19,663)	20,217
Inflation rate	Nuclear plants	150,939	(146,083)	136,532	(132,273)	130,828	(126,747)
”	Spent fuel	29,371	(28,439)	28,179	(27,284)	25,100	(24,303)

(3)	Provision for Polychlorinated Biphenyls (“PCBs”)

The Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. The Company used a discount rate of 5.84%, 6.49% and 6.49% and an inflation rate of 3.34%, 2.81% and 3.08% when calculating the provision for the decontamination of transformers recorded as of December 31, 2011, December 31, 2010 and January 1, 2010.

In addition, the following is a sensitivity analysis of the potential impact on decontamination costs based on a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant (KRW in millions):

		Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
		0.1%
TYPE	Accounts	Increase		Decrease		Increase		Decrease		Increase		Decrease
Discount rate	PCBs	(Won)	(1,291)	(Won)	1,302	(Won)	(760)	(Won)	764	(Won)	(733)	(Won)	737
Inflation rate	PCBs		1,332		(1,323)		790		(788)		761		(758)

(4)	Deferred tax asset

In assessing the realizability of the deferred tax assets, the Company considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on whether the Company is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. The Company has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, the Company believes that it is probable that the Company will realize the benefits of these temporary differences as of December 31, 2011. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities at each separate taxpaying entity. Under IFRS, a deferred tax asset is recognized for temporary difference that will result in deductible amounts in future years and for carry forwards. If, based on the weight of available evidence, it is probable that some or the entire portion of the deferred tax asset will not be realized, that portion is deducted directly from the deferred tax asset.

The Company believes that the accounting estimate related to realizability of deferred tax asset is a “critical accounting estimate” because: (i) it requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (ii) the difference between these assessments and the actual performance could have a material impact on the realization of tax benefits as reported in our results of operations. The Company’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

(5)	Valuations of financial instruments at fair values

As stated in note 43, the Company uses inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 43 explains the details of assumptions used for valuations of financial instruments and sensitivity analysis of these assumptions. Management believes valuation techniques and assumptions are reliable and appropriate.

(6)	Retirement benefit costs

The Company offers defined benefit retirement plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, discount rate, future salary increase and expected return on plan assets are estimated and these estimations are uncertain.

4.	TRANSITION TO IFRSs

(1)	Application of IFRS

Historically, the Company prepared it financial statements in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP” or “previous GAAP”). As of January 1, 2011 (the “date of transition”), the Company has adopted IFRS as issued by IASB, and prepared its first consolidated financial statements in accordance with IFRS 1 First-time of adoption of IFRS.

(2)	IFRS 1 First-time of adoption of IFRS—Optional exemptions

IFRS 1 provides for a number of optional exemptions from the general principle of full retrospective applications. The optional exemptions for first-time adoption of IFRS of the Company are as follows.

(a)	Business combination

The Company has elected not to apply IFRS 3, Business Combinations retrospectively to past business combinations that occurred before January 1 2010, the date of transition to IFRS.

(b)	Fair value or revaluation as deemed cost

Land, property, plant and equipment have been revalued at the date of transition to IFRS and that revaluation is used as the asset’s deemed cost.

Effect of revaluation in land, property, plant and equipment as of January 1, 2010 are as follows

(KRW in millions):

Korean GAAP	Revaluation increase		IFRS
(Won) 74,033,431	(Won)	21,839,510	(Won)	95,872,941

(c)	Cumulative translation differences

Cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS.

(d)	Leases

The Company has elected to apply the transitional provisions in International Financial Reporting Interpretations Committee (“IFRIC”) 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”), thereby determining whether the Company has any arrangements that exist at the date of transition to IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010. No such arrangements were identified.

(e)	Investments in subsidiaries, associates, and joint ventures

For certain investments in foreign subsidiaries, associates, or joint ventures, who have previously adopted IFRS, the Company recognized the carrying values on the respective entity’s books, as of date of transition, as deemed cost.

(f)	Decommissioning liabilities included in the cost of property, plant and equipment

In accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, specified changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which it relates, and the adjusted depreciable amount of the asset is then depreciated prospectively over its useful life.

(3)	Exceptions to retrospective application of other accounting standards.

(a)	Derecognition of financial assets

The Company applied derecognition criteria listed in IAS 39 Financial Instruments: Recognition and derecognition for transfer of financial assets for transfers after the transition date. For any derecognized financial assets in accordance with past accounting standards before the date of transition, the Company did not retrospectively recognize such assets in accordance with IFRS, even if it does not satisfy the derecognition criteria under IFRS.

(b)	Exception for estimates

The company applied estimates which are estimated before the date of transition to be consistent with estimates made for the same date under previous Korean GAAP, after adjustments to reflect any difference in accounting policies.

(4)	Explanation of transition to IFRSs

Korean GAAP	IFRS
Scope of consolidation (*1)

The definition of control is similar to those in IFRS. However, some of the scope of consolidation is restricted by the Act on External Audit of Stock Companies as below.

•   An entity that another entity owns more than 30% of shares as the largest shareholder is included in consolidation.

•   A subsidiary with less than 10 billion Won in its total assets as of the previous fiscal year end is excluded from consolidation.

•   An unincorporated entity such as a partnership is excluded from consolidation

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All entities controlled by the Company are consolidated regardless of quantitative significance. As a result, at transition date to IFRS, the Company’s change in scope of consolidation as compared with those of Korean GAAP.

Korean GAAP	IFRS
Property, plant and equipment

Under Korean GAAP, the Company uses the cost model in the measurement after initial recognition.

The depreciation method is required to be applied consistently at each period and cannot be changed unless there are justified reasons. For a newly acquired asset, the same depreciation methods applied to the existing, similar assets are applied consistently.

The Company revalued its property and equipment as at January 1, 2010 and used their fair values as deemed cost in the opening IFRS statement of financial position.

For the measurement after initial recognition, IAS 16, Property, Plant and Equipment allows for an entity to choose either the cost model or the revaluation model by the class of property and equipment and the Company has chosen the cost model.

The residual value, the useful life and the depreciation method of property and equipment are required to be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes should be accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

The Company changed its depreciation method of equipment from a declining balance method to a straight-line method in connection with the adoption of IFRS.

Revenue recognition

Under Korean GAAP, the Company read meters and bills customers on a cycle basis. The Company did not accrue revenue for power sold to customers between the meter-reading date and end of the reporting period but recorded the revenue in the subsequent period. Such practice was consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which has been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP.	Under IFRS, the Company estimates and recognizes unbilled revenue related to the sale of power between the meter-reading dates and the end of the reporting period.

Retirement benefit obligation & long-term employee benefits obligation

Allowances for retirement benefits accrued equal to the amounts to be paid at the end of reporting period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed. The Company recognized allowances for long-term employee benefit at the point when the payment obligation is fixed.	The retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method. Also, the Company recognizes its long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

Korean GAAP	IFRS

Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse.	Under IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures were recognized as deferred tax assets and liabilities.	Under IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects to recover or settle the carrying amount of its assets and liabilities.
Financial assets—measurement and impairment

The Company’s available-for-sale securities, loans & receivables and other financial assets are measured at fair value. Under Korean GAAP, expected loss was estimated and set as allowance for doubtful accounts based on the Company’s evaluation of loans’ and receivables’ collectability.	Under IFRS, the Company reviews whether or not impairment exists for individually significant loans and receivables. For other loans and receivables, the Company groups loans and receivables which have similar credit risks, performs collective impairment test, and estimates the incurred loss as allowance for doubtful loans and receivables.

Construction contracts

Under Korean GAAP, there was no concept of recognizing the gross amount due from or due to customers as an asset or liability.	Under IFRS, the due from or due to customers amount which is the net amount of cost incurred plus recognized profits, less the sum of the recognized losses and progress billing. If the costs incurred plus recognized profit (or losses) exceeds progress billings a due from customer amount is recognized as an asset, and if the progress billing exceeds the cost incurred plus recognized profit (or losses) a due to customer amount is recognized as a liability.

Other reclassifications

i. Memberships and guarantee deposits Under Korean GAAP memberships and guarantee deposits were classified as other non-current assets.	Under IFRS facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

ii. Investment property and intangible assets
Under Korean GAAP, properties acquired for earn rental income and/or for capital appreciation (including property under construction for such purposes) were classified as property, plant and equipment.

Under IFRS, such properties are reclassified separately as investment properties and for property under construction with intangible asset type items are classified separately within intangible assets.

(*1)	As at January 1, 2010, the date of transition to IFRS, the Company’s change in scope of consolidation is as follows:

Type	Description	Company
Newly Added	Under the former ‘Act on External Audit of Stock companies’ Article 1.3 Section 2.1 in the Republic of Korea, companies those whose total assets are less than 10 billion Korean won were not subject to consideration, However, under IFRS all entities are subject to consolidation.

KEPCO Canada Uranium Investment Limited Partnership

KEPCO Middle East Holding Company

Qatrana Electric Power Company

Sylardus Holdings B.V.,

Akkuyu Finance B.V.

Akkuyu Fuel B.V.

Akkuyu Operation B.V.

Korea Electric Power Nigeria Ltd.

KOWEPO International Corporation

KOSPO Jordan LLC

EWP Cebu Corporation

KOREA Waterbury Uranium Limited Partnership

Akkuyu Electricity Production Company

Excluded	Under the former ‘Act on External Audit of Stock companies’ Article 1.3 Section 2.1 in the Republic of Korea, entities where the Company owns more than 30% of shares and is the largest shareholder with the largest voting rights were included in the scope. Under IFRS no such exceptions exist.	KEPCO SPC Power Corporation. (formerly KEPCO Salcon Power Corporation)

(5)	Explanation of effects of transition to IFRS

(a)	Effects of transition of IFRS at January 1, 2010, date of transition, are as follows (KRW in millions):

Item	Note	Asset		Liability		Equity
Korean GAAP (Previous GAAP)		(Won)	93,208,031	(Won)	51,804,224	(Won)	41,403,807
Reconciliation of transition effects
Consolidation	(*1)		656,730		102,943		553,787
Property, plant and equipment	(*2)		26,567,833		9,382,612		17,185,221
Leases	(*3)		1,248,604		1,564,536		(315,932)
Revenue recognition	(*4)		1,285,709		326,598		959,111
Employee benefits	(*5)		80,676		683,829		(603,153)
Income taxes	(*6)		(500,193)		1,685,847		(2,186,040)
Other	(*7)		70,643		(219,894)		290,537

IFRS		(Won)	122,618,033	(Won)	65,330,695	(Won)	57,287,338

(b)	Effects of transition to IFRS at December 31, 2010, the end date of the last fiscal period the last financial statements were prepared under Korean GAAP, are as follows (KRW in millions):

Item	Note	Asset		Liability		Equity
Korean GAAP (Previous GAAP)		(Won)	99,610,398	(Won)	58,121,798	(Won)	41,488,600
Reconciliation of transition effects
Consolidation	(*1)		501,166		(301,393)		802,559
Property, plant and equipment	(*2)		28,672,884		11,771,386		16,901,498
Leases	(*3)		1,120,143		1,420,717		(300,574)
Revenue recognition	(*4)		1,350,042		344,135		1,005,907
Employee benefits	(*5)		78,867		876,723		(797,856)
Income taxes	(*6)		(1,771,638)		294,934		(2,066,572)
Other	(*7)		(44,068)		(287,043)		242,975

IFRS		(Won)	129,517,794	(Won)	72,241,257	(Won)	57,276,537

(c)	Effects in net income and comprehensive income for the year ended December 31, 2010, the end date of the last fiscal period the last financial statements were prepared under Korean GAAP, are as follows (KRW in millions):

Item	Note	Net income (Loss)		Comprehensive income (Loss)
Korean GAAP (Previous GAAP)		(Won)	(19,855)	(Won)	(56,124)
Reconciliation of transition effects
Consolidation	(*1)		107,454		184,513
Property, plant and equipment	(*2)		(68,265)		(99,293)
Leases	(*3)		15,359		15,359
Revenue recognition	(*4)		41,835		41,835
Employee benefits	(*5)		(79,237)		(165,186)
Income taxes	(*6)		(20,551)		19,152
Other	(*7)		(45,907)		(51,990)

IFRS		(Won)	(69,167)	(Won)	(111,734)

Notes to the Explanation of effects of transition to IFRS

(*1)	Effects of change in scope of consolidation and the effects of the adoption of IFRS by the Company’s associates

(*2)	Effects of revaluation of land, property, plant and equipment and investment property, which was used as deemed cost.

(*3)	Application of lease accounting of arrangement, power purchase agreement (“PPA”) which contains a lease portion under IFRIC 4 Determining whether an arrangement contains a lease

(*4)	Under Korean GAAP, the Company read meters and billed customers on a cycle basis. The Company did not accrue revenue for power sold to customers between the meter-reading date and end of the reporting period but recorded the revenue in the subsequent period. Such practice was consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which has been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However, under IFRS, the Company estimates and recognizes unbilled revenue related to the sale of power between the meter-reading dates and the end of the reporting period.

(*5)	Effects of retirement benefit obligation & long-term employee benefits obligation

(*6)	Effects of adjustments which are made for additional deferred income tax incurred from temporary differences of income tax of the subsidiaries in accordance with the IFRS, and reclassification of current deferred income tax to non-current, offsetting of deferred income tax asset and liability.

(*7)	Other effects mainly consist of;

•	reclassification of membership which has unlimited period of validity to intangible assets with indefinite useful lives, and

•	derecognition of certain provisions which do not match the recognition criteria of IFRS, etc.

(d)	Effects of IFRS transition adjustments in the consolidated statement of cash flows for the year ended December 31, 2010.

Under IFRS, dividends received, interest received, interest paid and income taxes paid which were presented in aggregate under Korean GAAP, are now presented separately in the statement of cash flows. Except for the aforementioned items, there are no significant differences between the consolidated statement of cash flow prepared in accordance with Korean GAAP and IFRS.

(e)	For reclassification between operating and non-operating income in the statements of comprehensive income due to the adoption of IFRS, refer to Note 41 (2).

5.	SEGMENT INFORMATION

The Company’s segments are classified at the business unit level, at which the Company generates separately identifiable revenue and costs, and the related information is reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Company’s reporting segments, in accordance with IFRS 8, are ‘Electric power generation (nuclear)’, ‘Electric power generation (non-nuclear)’, ‘Transmission and distribution’, and ‘Others’; others mainly represents the business unit that manages the Company’s foreign operations.

Transactions that occur between the each segment are based on arms-length transactions priced at market price that would be applicable to an independent third-party. The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 2.

(1)	The Company’s revenue and income (loss) for each operating segment for the years ended December 31, 2011 and 2010, respectively, are as follows (KRW in millions):

	2011
	Total segment revenue		Intersegment revenue		Revenue from external customer		Operating income (loss)		Depreciation and amortization
Electric power generation (Nuclear)	(Won)	6,611,937	(Won)	6,597,515	(Won)	14,421	(Won)	1,144,714	(Won)	2,422,121
Electric power generation (Non-nuclear)		25,349,726		25,078,788		270,938		908,773		1,858,736
Transmission and distribution		43,214,857		709,413		42,505,444		(2,993,785)		2,542,587
Others		2,490,709		1,749,210		741,499		409,312		69,424
Adjustment		(34,134,927)		(34,134,926)		—		(153,977)		(15,478)

	(Won)	43,532,302	(Won)	—	(Won)	43,532,302	(Won)	(684,963)	(Won)	6,877,390

	2010
	Total segment revenue		Intersegment revenue		Revenue from external customer		Operating income (loss)		Depreciation and amortization
Electric power generation (Nuclear)	(Won)	5,829,582	(Won)	5,814,493	(Won)	15,089	(Won)	1,760,199	(Won)	1,935,972
Electric power generation (Non-nuclear)		23,561,102		23,302,116		258,986		1,599,596		2,253,030
Transmission and distribution		39,291,282		655,972		38,635,310		(1,312,517)		2,459,644
Others		2,283,943		1,686,745		597,197		367,710		59,292
Adjustment		(31,459,327)		(31,459,326)		—		(155,068)		(11,274)

	(Won)	39,506,582	(Won)	—	(Won)	39,506,582	(Won)	2,259,920	(Won)	6,696,664

(2)	The Company’s assets and liabilities for each operating segment as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Segment assets		Investments in associates and joint venture		Acquisition of non-current assets		Segment liabilities
Electric power generation (Nuclear)	(Won)	40,041,048	(Won)	—	(Won)	3,336,956	(Won)	19,203,001
Electric power generation (Non-nuclear)		28,760,308		643,469		2,274,255		13,056,245
Transmission and distribution		94,769,898		3,804,910		4,704,812		50,330,593
Others		6,980,653		36,977		471,782		2,434,805
Adjustment		(34,084,057)		—		(134,803)		(2,360,744)

	(Won)	136,467,850	(Won)	4,485,356	(Won)	10,653,002	(Won)	82,663,900

	Dec. 31, 2010
	Segment assets		Investments in associates and joint venture		Acquisition of non-current assets		Segment liabilities
Electric power generation (Nuclear)	(Won)	34,704,111	(Won)	—	(Won)	3,243,595	(Won)	15,609,917
Electric power generation (Non-nuclear)		29,909,788		189,558		2,073,914		12,914,055
Transmission and distribution		92,299,168		3,540,360		4,532,693		41,887,825
Others		6,161,138		35,913		809,069		1,992,377
Adjustment		(33,556,411)		—		(4,820)		(162,917)

	(Won)	129,517,794	(Won)	3,765,831	(Won)	10,654,451	(Won)	72,241,257

	Jan. 1, 2010
	Segment assets		Investments in associates and joint venture		Acquisition of non-current assets		Segment liabilities
Electric power generation (Nuclear)	(Won)	31,781,436	(Won)	—	(Won)	—	(Won)	13,726,615
Electric power generation (Non-nuclear)		29,598,311		114,562		—		13,332,164
Transmission and distribution		88,970,786		3,329,450		—		39,302,350
Others		4,970,728		35,798		—		1,385,274
Adjustment		(32,703,228)		—		—		(2,415,708)

	(Won)	122,618,033	(Won)	3,479,810	(Won)	—	(Won)	65,330,695

(3)	Geographical information

The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. Geographical information on revenue from external and non-current assets is as follows:

	Revenue from external customer				Non-current assets(*2)
	2011		2010		2011		2010
Domestic	(Won)	41,928,872	(Won)	38,133,778	(Won)	114,123,351	(Won)	109,163,273
Overseas(*1)		1,603,430		1,372,804		4,362,555		3,742,499

	(Won)	43,532,302	(Won)	39,506,582	(Won)	118,485,906	(Won)	112,905,772

(*1)	Middle East and Asia make up the majority of overseas income and non-current assets.

(*2)	Amount excludes financial assets and deferred tax assets.

(4)	Information on key clients

There is no individual client who makes up more than 10% of the Company’s revenue for years ended December 31, 2011 and 2010.

6.	CLASSIFICATION OF FINANCIAL INSTRUMENTS:

(1)	Classification of financial Assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follow (KRW in millions):

	Dec. 31, 2011
	FVTPL		Loans and receivables		Available-for-sale financial assets		Held-to-maturity Investments		Derivative assets (using hedge accounting)		Total
Current Assets
Cash and cash equivalents	(Won)	—	(Won)	1,387,921	(Won)	—	(Won)	—	(Won)	—	(Won)	1,387,921
Current financial assets
Held-to-maturity investments		—		—		—		334		—		334
Derivative assets		23,177		—		—		—		—		23,177
Other financial assets, net		10,121		736,907		—		—		—		747,028
Accounts and other Receivables, net		—		7,632,497		—		—		—		7,632,497

		33,298		9,757,325		—		334		—		9,790,957

Non-current Assets
Non-current financial assets
Available-for-sale financial assets		—		—		1,173,085		—		—		1,173,085
Held-to-maturity investments		—		—		—		1,986		—		1,986
Derivative assets		124,571		—		—		—		321,671		446,242
Other financial assets, net		—		577,719		—		—		—		577,719
Accounts and other Receivables, net		—		1,284,532		—		—		—		1,284,532

		124,571		1,862,251		1,173,085		1,986		321,671		3,483,564

	(Won)	157,869	(Won)	11,619,576	(Won)	1,173,085	(Won)	2,320	(Won)	321,671	(Won)	13,274,521

	Dec. 31, 2010
	FVTPL		Loans and receivables		Available-for-sale financial assets		Held-to-maturity Investments		Derivative assets (using hedge accounting)		Total
Current Assets
Cash and cash equivalents	(Won)	—	(Won)	2,090,051	(Won)	—	(Won)	—	(Won)	—	(Won)	2,090,051
Current financial assets
Held-to-maturity investments		—		—		—		509		—		509
Derivative assets		42,737		—		—		—		62,157		104,894
Other financial assets, net		—		618,019		—		—		—		618,019
Accounts and other Receivables, net		—		6,612,377		—		—		—		6,612,377

		42,737		9,320,447		—		509		62,157		9,425,850

Non-current Assets
Non-current financial assets
Available-for-sale financial assets		—		—		1,343,204		—		—		1,343,204
Held-to-maturity investments		—		—		—		2,142		—		2,142
Derivative assets		86,110		—		—		—		275,262		361,372
Other financial assets, net		—		750,714		—		—		—		750,714
Accounts and other Receivables, net		—		846,318		—		—		—		846,318

		86,110		1,597,032		1,343,204		2,142		275,262		3,303,750

	(Won)	128,847	(Won)	10,917,479	(Won)	1,343,204	(Won)	2,651	(Won)	337,419	(Won)	12,729,600

	Jan. 1, 2010
	FVTPL		Loans and receivables		Available-for-sale financial assets		Held-to-maturity Investments		Derivative assets (using hedge accounting)		Total
Current Assets
Cash and cash equivalents	(Won)	—	(Won)	1,475,684	(Won)	—	(Won)	—	(Won)	—	(Won)	1,475,684
Current financial assets
Held-to-maturity investments		—		—		—		441		—		441
Derivative assets		79,022		—		—		—		248,296		327,318
Other financial assets, net		5,042		430,950		—		—		—		435,992
Accounts and other Receivables, net		—		5,982,542		—		—		—		5,982,542

		84,064		7,889,176		—		441		248,296		8,221,977

Non-current Assets
Non-current financial assets
Available-for-sale financial assets		—		—		735,195		—		—		735,195
Held-to-maturity investments		—		—		—		2,330		—		2,330
Derivative assets		135,360		—		—		—		417,419		552,779
Other financial assets, net		—		515,805		—		—		—		515,805
Accounts and other Receivables, net		—		1,026,130		—		—		—		1,026,130

		135,360		1,541,935		735,195		2,330		417,419		2,832,239

	(Won)	219,424	(Won)	9,431,111	(Won)	735,195	(Won)	2,771	(Won)	665,715	(Won)	11,054,216

(2)	Classification of financial liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follow (KRW in millions):

	Dec. 31, 2011
	FVTPL		Financial liabilities recorded at amortized cost		Derivative liabilities (using hedge accounting)		Others		Total
Current Liabilities
Borrowings, net	(Won)	—	(Won)	2,101,590	(Won)	—	(Won)	—	(Won)	2,101,590
Debentures, net		—		4,904,455		—		—		4,904,455
Exchangeable bonds, net		—		—		—		—		—
Derivative liabilities		19,697		—		168		—		19,865
Accounts and other Payables, net		—		6,576,158		—		—		6,576,158

		19,697		13,582,203		168		—		13,602,068

Non-current Liabilities
Borrowings, net		—		4,641,319		—		—		4,641,319
Debentures, net		—		34,557,180		—		—		34,557,180
Exchangeable bonds, net		—		—		—		—		—
Derivative liabilities		110,272		—		94,807		—		205,079
Accounts and other Payables, net		—		4,178,137		—		—		4,178,137

		110,272		43,376,636		94,807		—		43,581,715

	(Won)	129,969	(Won)	56,958,839	(Won)	94,975	(Won)	—	(Won)	57,183,783

	Dec. 31, 2010
	FVTPL		Financial liabilities recorded at Amortized cost		Derivative liabilities (using hedge accounting)		Others		Total
Current Liabilities
Borrowings, net	(Won)	—	(Won)	1,811,783	(Won)	—	(Won)	—	(Won)	1,811,783
Debentures, net		—		4,883,370		—		—		4,883,370
Exchangeable bonds, net		—		73,957		—		—		73,957
Derivative liabilities		9,886		—		3,887		—		13,773
Accounts and other Payables, net		—		4,571,145		—		—		4,571,145

		9,886		11,340,255		3,887		—		11,354,028

Non-current Liabilities
Borrowings, net		—		2,822,902		—		—		2,822,902
Debentures, net		—		30,025,022		—		—		30,025,022
Exchangeable bonds, net		—		—		—		—		—
Derivative liabilities		162,847		—		41,695		—		204,542
Accounts and other Payables, net		—		5,280,924		—		—		5,280,924

		162,847		38,128,848		41,695		—		38,333,390

	(Won)	172,733	(Won)	49,469,103	(Won)	45,582	(Won)	—	(Won)	49,687,418

	Jan. 1, 2010
	FVTPL		Financial liabilities recorded at Amortized cost		Derivative liabilities (using hedge accounting)		Others		Total
Current Liabilities
Borrowings, net	(Won)	—	(Won)	2,446,177	(Won)	—	(Won)	—	(Won)	2,446,177
Debentures, net		—		3,775,653		—		—		3,775,653
Exchangeable bonds, net		—		—		—		—		—
Derivative liabilities		3,017		—		—		—		3,017
Accounts and other Payables, net		—		4,166,228		—		—		4,166,228

		3,017		10,388,058		—		—		10,391,075

Non-current Liabilities
Borrowings, net		—		2,491,492		—		—		2,491,492
Debentures, net		—		25,436,692		—		—		25,436,692
Exchangeable bonds, net		—		69,103		—		—		69,103
Derivative liabilities		18,091		—		18,863		—		36,954
Accounts and other Payables, net		—		5,245,490		—		—		5,245,490
		18,091		33,242,777		18,863		—		33,279,731

	(Won)	21,108	(Won)	43,630,835	(Won)	18,863	(Won)	—	(Won)	43,670,806

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

		2011		2010
Cash and cash equivalents	Interest income	(Won)	72,534	(Won)	63,518
Available-for-sale financial assets	Dividends income		18,894		3,341
Held-to-maturity investments	Interest income		85		90
Loans and receivables	Interest income		202,104		35,291
Accounts and other receivables	Interest income		16,902		21,523
Derivatives assets (trading)	Gain (loss) on valuation of derivatives		98,006		(5,458)
	Gain (loss) on transaction of derivatives		(5,257)		(31,818)
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives		52,491		(30,381)
	Gain (loss) on valuation of derivatives—Other comprehensive income (loss)		8,791		(63,447)
	Gain (loss) on transaction of derivatives		7,378		52,721
Financial liabilities recorded at amortized cost	Interest expense of borrowings and debentures		(2,241,771)		(1,939,804)
	Interest expense of accounts and other payables		(147,882)		(268,120)
Derivative liabilities (trading)	Gain (loss) on valuation of derivatives		(27,639)		(154,857)
	Gain (loss) on transaction of derivatives		(37,498)		(24,713)
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives		2,158		(17,111)
	Gain (loss) on valuation of derivatives—Other comprehensive income (loss)		(36,927)		5,164
	Gain (loss) on transaction of derivatives		(14,332)		15,283

7.	RESTRICTED DEPOSITS

Restricted deposits as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows

(KRW in millions):

		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Cash and cash equivalents	Escrow accounts	(Won)	79,370	(Won)	74,220	(Won)	65,858
Cash and cash equivalents	Others		328		445		115
Long-term financial instruments	Payment guarantees for borrowings and others		—		—		125,449
Long-term financial instruments	Guarantee deposit for checking account		331		5		5

		(Won)	80,029	(Won)	74,670	(Won)	191,427

8.	CASH AND CASH EQUIVALENTS:

Cash and cash equivalents include cash on hand and in banks, net of outstanding bank overdrafts. The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

Cash and cash equivalents as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Demand deposit	(Won)	671,038	(Won)	488,683	(Won)	689,817
Cash equivalents		716,883		1,601,368		785,867

	(Won)	1,387,921	(Won)	2,090,051	(Won)	1,475,684

(*)	Demand deposits includes government grants for specified purpose in the amount of KRW 17,653 million, KRW 13,297 million and KRW 10,431 million, as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively.

9.	ACCOUNTS AND OTHER RECEIVABLES:

(1)	Accounts and other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Accounts receivables	(Won)	6,292,468	(Won)	(24,586)	(Won)	(832)	(Won)	6,267,050
Other receivables		1,413,653		(46,373)		(1,833)		1,365,447

		7,706,121		(70,959)		(2,665)		7,632,497
Non-current Asset:
Accounts receivables		505,636		—		(560)		505,076
Other receivables		943,376		(156,824)		(7,096)		779,456

		1,449,012		(156,824)		(7,656)		1,284,532

	(Won)	9,155,133	(Won)	(227,783)	(Won)	(10,321)	(Won)	8,917,029

	Dec. 31, 2010
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Accounts receivables	(Won)	5,262,876	(Won)	(29,298)	(Won)	(572)	(Won)	5,233,006
Other receivables		1,397,179		(17,507)		(301)		1,379,371

		6,660,055		(46,805)		(873)		6,612,377
Non-current Asset:
Accounts receivables		516,941		—		(452)		516,489
Other receivables		442,233		(107,115)		(5,289)		329,829

		959,174		(107,115)		(5,741)		846,318

	(Won)	7,619,229	(Won)	(153,920)	(Won)	(6,614)	(Won)	7,458,695

	Jan. 1, 2010
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Accounts receivables	(Won)	4,708,799	(Won)	(31,658)	(Won)	(652)	(Won)	4,676,489
Other receivables		1,330,297		(24,080)		(164)		1,306,053

		6,039,096		(55,738)		(816)		5,982,542
Non-current Asset:
Accounts receivables		544,379		—		(712)		543,667
Other receivables		536,599		(53,603)		(533)		482,463

		1,080,978		(53,603)		(1,245)		1,026,130

	(Won)	7,120,074	(Won)	(109,341)	(Won)	(2,061)	(Won)	7,008,672

(2)	Other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Non-trade receivables	(Won)	1,230,829	(Won)	(46,373)	(Won)	—	(Won)	1,184,456
Accrued income		39,358		—		—		39,358
Deposits		130,473		—		(1,833)		128,640
Finance leases receivables		9,279		—		—		9,279
Others		3,714		—		—		3,714

		1,413,653		(46,373)		(1,833)		1,365,447
Non-current Asset:
Non-trade receivables		11,937		(591)		—		11,346
Accrued income		—		—		—		—
Deposits		206,470		—		(7,096)		199,374
Finance leases receivables		366,262		—		—		366,262
Loans for oversea business		305,980		(156,233)		—		149,747
Others		52,727		—		—		52,727

		943,376		(156,824)		(7,096)		779,456

	(Won)	2,357,029	(Won)	(203,197)	(Won)	(8,929)	(Won)	2,144,903

	Dec. 31, 2010
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Non-trade receivables	(Won)	1,157,335	(Won)	(15,303)	(Won)	—	(Won)	1,142,032
Accrued income		56,503		(2,204)		—		54,299
Deposits		180,887		—		(301)		180,586
Finance leases receivables		—		—		—		—
Others		2,454		—		—		2,454

		1,397,179		(17,507)		(301)		1,379,371
Non-current Asset:
Non-trade receivables		1,858		—		—		1,858
Accrued income		—		—		—		—
Deposits		98,736		—		(5,289)		93,447
Finance leases receivables		—		—		—		—
Loans for oversea business		286,233		(107,115)		—		179,118
Others		55,406		—		—		55,406

		442,233		(107,115)		(5,289)		329,829

	(Won)	1,839,412	(Won)	(124,622)	(Won)	(5,590)	(Won)	1,709,200

	Jan. 1, 2010
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Non-trade receivables	(Won)	1,155,593	(Won)	(23,452)	(Won)	—	(Won)	1,132,141
Accrued income		48,734		(628)		—		48,106
Deposits		123,935		—		(164)		123,771
Finance leases receivables		—		—		—		—
Others		2,035		—		—		2,035

		1,330,297		(24,080)		(164)		1,306,053
Non-current Asset:
Non-trade receivables		3,690		—		—		3,690
Accrued income		—		—		—		—
Deposits		151,881		—		(533)		151,348
Finance leases receivables		—		—		—		—
Loans for oversea business		307,468		(53,603)		—		253,865
Others		73,560		—		—		73,560

		536,599		(53,603)		(533)		482,463

	(Won)	1,866,896	(Won)	(77,683)	(Won)	(697)	(Won)	1,788,516

Accounts and other receivables are classified as loans and other accounts receivables, and are measured at effective interest method. No interest is accrued for trade receivables for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a 1.5% interest on the first month and 1.0% interest per month from the second month onwards.

Receivables stated above include overdue receivables as of the reporting period end. However, certain overdue receivables are still considered to be reasonably collectable. As such, the Company does not record any allowances related to such overdue receivables considered to be reasonably collectable. Furthermore, the Company does not have any collateral, or received any other credit enhancement or hold any rights to offset with the counterparty. However, the Company holds deposits of three months’ expected electricity rate for customers requesting temporary usage and customers with past defaulted payment.

(3)	Aging analysis of accounts receivables as of December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Account receivables: (not overdue, not impaired)	(Won)	6,748,327	(Won)	5,721,049
Account receivables : (overdue, not impaired)
60 ~ 90 days		17,631		18,702
90 ~ 120 days		5,216		6,501
120 days ~ 1 year		15,851		15,938
Over 1 year		8,641		14,803
Account receivables : (impaired)
Less than 60 days		156		17
60 ~ 90 days		2		9
90 ~ 120 days		3		16
120 days ~ 1 year		246		1,633
Over 1 year		2,031		1,149

		6,798,104		5,779,817

Less: Allowance for doubtful accounts		(24,586)		(29,298)
Less: Present value discount		(1,392)		(1,024)

	(Won)	6,772,126	(Won)	5,749,495

The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity. The Company sets allowance based on historical collection rate.

(4)	Aging analysis of other receivables as of December 31, 2011 and 2010 are as follows:

	2011		2010
Other receivables: (not overdue, not impaired)	(Won)	2,136,076	(Won)	1,690,622
Other receivables: (overdue, not impaired)
60 ~ 90 days		2,134		1,606
90 ~ 120 days		1,721		1,127
120 days ~ 1year		7,486		494
Over 1 year		13,220		29,425
Other receivables: (impaired)
Less than 60 days		15		2
60 ~ 90 days		—		1
90 ~ 120 days		—		1
120 days ~ 1year		24		157
Over 1 year		196,353		115,977

		2,357,029		1,839,412
Less: Allowance for doubtful accounts		(203,197)		(124,622)
Less: Present value discount		(8,929)		(5,590)

	(Won)	2,144,903	(Won)	1,709,200

(5)	Changes in allowance for doubtful accounts for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011				2010
	Accounts Receivables		Other Receivables		Accounts Receivables		Other Receivables
Beginning balance	(Won)	29,298	(Won)	124,622	(Won)	31,658	(Won)	77,683
Bad debt expense		8,022		7,114		12,754		815
Write off		(12,274)		(1,780)		(14,740)		(1,289)
Reversal		(460)		—		(374)		(6,578)
Others		—		73,242		—		53,991

Ending balance	(Won)	24,586	(Won)	203,198	(Won)	29,298	(Won)	124,622

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

(1)	Available-for-sale financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

		Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Ownership (%)	Current		Non-Current		Current		Non-Current		Current		Non-Current
Equity Securities
Listed:
Kwanglim Co., Ltd.	0.60%	(Won)	—	(Won)	176	(Won)	—	(Won)	169	(Won)	—	(Won)	118
Sungjee Construction. Co., Ltd.	0.003%		—		15		—		—		—		—
Korea District Heating Corp.	19.55%		—		141,504		—		179,541		—		—
Ssangyong Motor Co., Ltd.	0.00%		—		196		—		325		—		—
LG Uplus Corporation (formerly LG Telecom)	7.46%		—		284,229		—		275,395		—		—
FISSION Energy Corporation	0.79%		—		802		—		911		—		212
Denison Mines Corporation	15.08%		—		83,217		—		225,206		—		84,750
PT Adaro Energy Tbk	1.50%		—		108,460		—		152,804		—		102,804
Cockatoo Coal Ltd.	2.94%		—		21,994		—		30,612		—		18,296

			—		640,593		—		864,963		—		206,180

Unlisted:
Construction Guarantee	0.02%		—		601		—		601		—		601
Global Dynasty overseas resource development private equity firm	7.14%		—		357		—		85		—		—
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%		—		36		—		36		—		36
Fire Guarantee	0.02%		—		20		—		20		—		—
Korea Software Financial Cooperative	0.23%		—		301		—		301		—		301
C&Woobang ENC Co., Ltd.	0.0004%		—		22		—		—		—		—
Women’s venture fund	10.00%		—		1,000		—		1,000		—		1,000
Engineering Financial Cooperative	0.07%		—		44		—		44		—		44
Intellectual Discovery, Ltd	14.30%		—		5,000		—		—		—		—
Electric Contractors’ Financial Cooperative	0.03%		—		151		—		151		—		151

		Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Ownership (%)	Current		Non-Current		Current		Non-Current		Current		Non-Current
Korea Specialty Contractor Financial Cooperative	0.01%		—		177		—		177		—		177
Information & Communication Financial Cooperative	0.01%		—		10		—		10		—		10
Troika overseas resource development private equity firm	3.66%		—		8,372		—		194		—		—
POSTECH Venture Capital Corporation	1.05%		—		240		—		300		—		300
POSTECH electric power fund	12.28%		—		2,800		—		3,500		—		3,500
Korea Electric Engineers Association	0.28%		—		40		—		40		—		40
Korea electrical manufacturers Association	1.05%		—		240		—		300		—		300
Korea Engineering & Consulting Association	0.02%		—		16		—		16		—		16
Korea investment—Korea EXIM Bank CERs private special asset Investment Trust I.	19.30%		—		6,803		—		6,803		—		40
Hanwha Venture Capital Corporation	1.20%		—		180		—		300		—		300
Hanwha electric power venture Fund	15.20%		—		2,280		—		3,800		—		3,800
Hwan Young Steel Co., Ltd.	0.10%		—		97		—		97		—		97
IBK-AUCTUS green growth Private equity firm	6.30%		—		7,060		—		3,500		—		—
K&C- Gyeongnam youth job Creation investment fund	10.00%		—		1,660		—		2,000		—		2,000
Areva NC Expansion	15.00%		—		254,744		—		258,069		—		285,465
Green & Sustainable Energy InvestmentCorp.,(*1)	20.00%		—		14		—		4		—		—
Kanan Hydroelectric Power Corp.,(*1)	20.00%		—		19		—		5		—		—
SET Holdings	2.50%		—		238,561		—		195,262		—		229,255
3i Powergen Inc.,	15.00%		—		1,647		—		1,626		—		1,582
			—		532,492		—		478,241		—		529,015

		(Won)	—	(Won)	1,173,085	(Won)	—	(Won)	1,343,204	(Won)	—	(Won)	735,195

(*1)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity.

(2)	The fair value and acquisition cost of available-for-sale financial assets as of December 31, 2011 and December 31, 2010 are as follows (KRW in millions):

	Dec 31. 2011				Dec 31. 2010
Type	Acquisition cost		Fair value		Acquisition cost		Fair value
Equity securities	(Won)	1,229,203	(Won)	1,173,085	(Won)	1,222,586	(Won)	1,343,204

11.	HELD-TO-MATURITY INVESTMENTS:

Held-to-maturity investments as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Government and municipal bonds	(Won)	334	(Won)	1,986	(Won)	509	(Won)	2,142	(Won)	441	(Won)	2,330

	(Won)	334	(Won)	1,986	(Won)	509	(Won)	2,142	(Won)	441	(Won)	2,330

12.	DERIVATIVES:

(1)	Derivatives as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Current		Non-Current		Current		Non-Current		Current		Non-Current
DERIVATIVE ASSETS:
Currency forward	(Won)	8,410	(Won)	—	(Won)	2,108	(Won)	—	(Won)	23	(Won)	—
Currency swap		10,756		438,900		99,970		354,923		327,295		549,271
Interest rate swap		—		—		2,816		6,449		—		3,508
Other derivatives		4,011		7,342		—		—		—		—

	(Won)	23,177	(Won)	446,242	(Won)	104,894	(Won)	361,372	(Won)	327,318	(Won)	552,779

DERIVATIVE LIABILITIES:
Currency forward		1,864		2,350		775		—		226		—
Currency swap		8,288		124,202		7,507		191,821		—		29,108
Interest rate swap		1,934		78,527		5,281		12,721		2,791		6,427
Other derivatives		7,779		—		210		—		—		1,419

	(Won)	19,865	(Won)	205,079	(Won)	13,773	(Won)	204,542	(Won)	3,017	(Won)	36,954

(2)	Currency swap contracts which are not designated as hedge instruments, as of December 31, 2011 are as follows (KRW in millions, USD in thousands, JPY in thousands):

Counterparty	Contract year		Contract amounts				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
Morgan Stanley	2010	2012	KRW	120,000	USD	100,000	3.75%	3M USD Libor + 1.90%	1,200.00
Morgan Stanley	2010	2015	KRW	118,800	USD	100,000	4.61%	3M USD Libor + 1.64%	1,188.00
ING	2010	2012	KRW	117,900	USD	100,000	3.64%	6M USD Libor + 1.37%	1,179.00
M-UFJ	2010	2015	KRW	116,100	USD	100,000	4.00%	3M USD Libor + 1.00%	1,161.00
DBS	2011	2014	KRW	56,150	USD	50,000	4.21%	3M USD Libor + 1.00%	1,123.00
SMBC	2011	2014	KRW	56,150	USD	50,000	4.21%	3M USD Libor + 1.00%	1,123.00
Mizuho	2011	2014	KRW	112,800	USD	100,000	3.86%	3M USD Libor + 0.80%	1,128.00

Counterparty	Contract year		Contract amounts				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
DBS	2011	2014	KRW	109,500	USD	100,000	3.80%	3M USD Libor + 0.85%	1,095.00
Barclays	2008	2013	KRW	187,020	USD	200,000	7.50%	7.75%	935.10
Credit Suisse	2008	2013	KRW	140,265	USD	150,000	6.94%	7.75%	935.10
Shinhan Bank	2010	2014	KRW	84,615	USD	75,000	6.83%	5.50%	1,128.20
RBS	2010	2014	KRW	141,125	USD	125,000	6.78%	5.50%	1,129.00
Morgan Stanley	2010	2014	KRW	112,320	USD	100,000	6.71%	5.50%	1,123.20
HSBC	2010	2014	KRW	112,320	USD	100,000	6.71%	5.50%	1,123.20
BOA	2010	2014	KRW	110,310	USD	100,000	6.93%	5.50%	1,103.10
UBS	2011	2015	KRW	220,356	USD	200,000	3.90%	3.00%	1,101.78
RBS	2011	2015	KRW	110,110	USD	100,000	3.90%	3.00%	1,101.10
Barclays	2011	2015	KRW	108,390	USD	100,000	3.78%	3.00%	1,083.90
Credit Suisse	2011	2015	KRW	108,390	USD	100,000	3.78%	3.00%	1,083.90
Morgan Stanley	2011	2015	KRW	63,006	USD	60,000	4.06%	3.00%	1,050.10
BTMU	2009	2012	KRW	138,018	JPY	10,000,000	4.10%	3M EuroYen Tibor + 2.50%	13.80
Deutsche Bank	2009	2014	KRW	126,610	USD	100,000	5.39%	6.25%	1,266.10
Nomura Securities	2009	2014	KRW	126,610	USD	100,000	5.35%	6.25%	1,266.10
Nomura Securities	2009	2014	KRW	126,610	USD	100,000	5.33%	6.25%	1,266.10
Morgan Stanley	2009	2014	KRW	126,610	USD	100,000	5.32%	6.25%	1,266.10
Morgan Stanley	2010	2014	KRW	126,610	USD	100,000	5.30%	6.25%	1,266.10
Barclays	2010	2014	KRW	126,610	USD	100,000	5.29%	6.25%	1,266.10
CITI	2010	2014	KRW	126,610	USD	100,000	5.27%	6.25%	1,266.10
JP Morgan	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
Deutsche Bank	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
RBS	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
DBS	2010	2013	KRW	226,900	USD	200,000	3.70%	3M USD Libor + 0.25%	1,134.50
SMBC	2010	2013	KRW	113,400	USD	100,000	3.92%	3M USD Libor + 0.90%	1,134.00
BTMU	2010	2013	KRW	56,525	USD	50,000	3.92%	3M USD Libor + 0.90%	1,130.50
Mizuho	2010	2013	KRW	56,750	USD	50,000	3.92%	3M USD Libor + 0.90%	1,135.00
CITI	2010	2015	KRW	116,080	USD	100,000	3.97%	3.13%	1,160.80
Deutsche Bank	2010	2015	KRW	116,080	USD	100,000	3.98%	3.13%	1,160.80
RBS	2010	2015	KRW	116,080	USD	100,000	3.97%	3.13%	1,160.80
HSBC	2010	2015	KRW	116,080	USD	100,000	3.23%	3.13%	1,160.80
UBS	2010	2015	KRW	116,080	USD	100,000	3.23%	3.13%	1,160.80

(3)	Currency swap contracts which are designated as hedge instruments, as of December 31, 2011 are as follows(KRW in millions, USD in thousands):

Counterparty	Contract year		Contract amounts				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
Credit Suisse	2009	2013	KRW	197,475	USD	150,000	5.12%	4.75%	1,316.50
Credit Suisse	2006	2016	KRW	94,735	USD	100,000	5.26%	6.00%	947.35
Barclays	2006	2016	KRW	94,735	USD	100,000	5.26%	6.00%	947.35
Citibank	2006	2016	KRW	94,735	USD	100,000	5.24%	6.00%	947.35
Goldman Sachs	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
Barclays	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
UBS	2006	2016	KRW	98,100	USD	100,000	5.48%	5.50%	981.00
Credit Suisse	2006	2016	KRW	98,100	USD	100,000	5.48%	5.50%	981.00
Citi Group	2008	2013	KRW	113,304	USD	120,000	4.96%	5.38%	944.20
Goldman Sachs	2008	2013	KRW	113,304	USD	120,000	4.96%	5.38%	944.20
Barclays	2008	2013	KRW	56,652	USD	60,000	4.96%	5.38%	944.20
Barclays	2006	2016	KRW	71,888	USD	75,000	4.81%	5.50%	958.51
Deutsche Bank	2006	2016	KRW	71,888	USD	75,000	4.81%	5.50%	958.51
Barclays	2004	2014	KRW	172,875	USD	150,000	5.10%	5.75%	1,152.50
RBS	2008	2013	KRW	149,040	USD	150,000	5.03%	5.38%	993.60
Deutsche Bank	2008	2013	KRW	149,040	USD	150,000	5.03%	5.38%	993.60
BTMU	2010	2013	KRW	113,200	USD	100,000	4.11%	3M USD Libor + 0.80%	1,132.00
BTMU	2010	2015	KRW	55,900	USD	50,000	4.03%	3M USD Libor + 1.20%	1,118.00

(4)	Interest rate swap contracts which are not designated as hedge instruments, as of December 31, 2011 are as follows (KRW in millions):

Counterparty	Contract year			Contract interest rate per annum
			Contract amounts	Pay	Receive
Korea Exchange Bank	2010	2013	100,000	4.18%	3M CD + 0.58%
Nonghyup Bank	2010	2015	100,000	4.90%	3M CD + 1.05%
Nonghyup Bank	2010	2015	100,000	4.83%	3M CD + 0.90%
Nonghyup Bank	2010	2015	50,000	4.77%	3M CD + 0.90%
Korea Exchange Bank	2011	2014	100,000	4.08%	3M CD + 0.03%
Korea Exchange Bank	2011	2012	100,000	3.93%	3M CD + 0.04%
Korea Exchange Bank	2011	2014	100,000	3.89%	3M CD + 0.05%
Korea Exchange Bank	2011	2013	100,000	3.89%	3M CD + 0.07%
Shinhan Bank	2011	2014	100,000	3.63%	3M CD + 0.18%
Korea Exchange Bank	2011	2013	100,000	3.85%	3M CD + 0.43%
Woori Bank	2011	2013	150,000	3.92%	3M CD + 0.43%
Kookmin Bank	2011	2013	100,000	3.84%	3M CD + 0.44%
Hana Bank	2011	2013	50,000	3.67%	3M CD + 0.25%
Korea Exchange Bank	2011	2014	200,000	3.66%	3M CD + 0.24%
Korea Exchange Bank	2011	2013	100,000	3.53%	3M CD + 0.14%
Korea Exchange Bank	2011	2013	100,000	3.56%	3M CD + 0.19%
Shinhan Bank	2011	2012	100,000	3.60%	3M CD + 0.08%
Korea Exchange Bank	2009	2012	100,000	4.88%	3M CD + 0.54%
RBS	2009	2012	100,000	4.79%	3M CD + 0.55%
Korea Exchange Bank	2010	2013	100,000	4.11%	3M CD + 0.25%

(5)	Interest rate swap contracts which are designated as hedge instruments, as of December 31, 2011 are as follows ( JOD in thousands, MXN in thousands):

Counterparty	Contract year		Contract amounts	Contract interest rate per annum
				Pay	Receive
BNP Paribas	2009	2027	JOD 119,335	4.16%	6M USD Libor
KFW	2009	2027	JOD 119,335	4.16%	6M USD Libor
Credit Agricole	2011	2012	MXN 33,750	1.33%	6M USD Libor
SMBC	2011	2012	MXN 41,250	1.33%	6M USD Libor
Credit Agricole	2011	2012	MXN 4,990	3.98%	6M USD Libor
SMBC	2011	2012	MXN 4,990	4.06%	6M USD Libor
Credit Agricole	2011	2012	MXN 6,604	4.10%	6M USD Libor
SMBC	2011	2012	MXN 6,604	4.18%	6M USD Libor
Credit Agricole	2011	2012	MXN 13,355	4.10%	6M USD Libor
SMBC	2011	2012	MXN 13,355	4.05%	6M USD Libor

(6)	Currency forward contracts which are not designated as hedge instruments as of December 31, 2011 are as follows (KRW in millions, USD in thousands):

Counterparty	Contract date	Maturity date	Contract amounts		Contract exchange rate
			Pay	Receive
RBS	2011.10.25	2012.01.03	KRW 11,835	USD 10,664	1,109.80
RBS	2011.10.25	2012.01.04	KRW 13,928	USD 12,550	1,109.80
RBS	2011.10.25	2012.01.09	KRW 6,524	USD 5,878	1,109.80
RBS	2011.10.25	2012.01.10	KRW 13,185	USD 11,881	1,109.80
RBS	2011.10.25	2012.01.17	KRW 49,319	USD 44,440	1,109.80
RBS	2011.10.25	2012.02.09	KRW 13,078	USD 11,784	1,109.80
RBS	2011.10.25	2012.02.14	KRW 14,229	USD 12,822	1,109.80
RBS	2011.10.25	2012.02.27	KRW 8,097	USD 7,296	1,109.80
RBS	2011.10.25	2012.03.19	KRW 28,421	USD 25,610	1,109.80
RBS	2011.10.25	2012.03.20	KRW 11,133	USD 10,032	1,109.80
RBS	2011.10.25	2012.03.22	KRW 6,067	USD 5,467	1,109.80
RBS	2011.10.25	2012.03.27	KRW 13,024	USD 11,735	1,109.80
RBS	2011.10.25	2012.04.02	KRW 8,878	USD 8,000	1,109.80
RBS	2011.10.25	2012.04.09	KRW 12,448	USD 11,216	1,109.80
Credit Suisse	2011.12.29	2012.02.03	KRW 5,764	USD 5,000	1,152.70
HSBC	2011.11.21	2012.02.29	USD 10,000	KRW 11,460	1,146.00
HSBC	2011.11.10	2012.01.31	USD 10,000	KRW 11,401	1,140.10
HSBC	2011.11.23	2012.03.30	USD 20,000	KRW 23,130	1,156.50
Barclays	2011.11.22	2012.03.30	USD 20,000	KRW 23,100	1,155.00
RBS	2011.11.03	2012.01.31	USD 10,000	KRW 11,396	1,139.60
RBS	2011.11.10	2012.01.31	USD 10,000	KRW 11,400	1,140.00
Deutsche Bank	2011.11.03	2012.01.31	USD 20,000	KRW 22,729	1,136.47
Credit Agricole	2011.11.03	2012.01.31	USD 20,000	KRW 22,748	1,137.40
Credit Agricole	2011.11.10	2012.01.31	USD 10,000	KRW 11,404	1,140.40
UBS	2011.12.15	2012.02.29	USD 20,000	KRW 23,292	1,164.60
Credit Agricole	2011.11.21	2012.02.29	USD 10,000	KRW 11,465	1,146.50
RBS	2011.11.28	2012.01.31	KRW 1,516	USD 1,308	1,158.90
Korea Exchange Bank	2011.12.29	2012.01.06	KRW 9,254	USD 8,000	1,156.73
Korea Exchange Bank	2011.12.28	2012.01.09	KRW 8,107	USD 7,000	1,158.15
UBS	2011.12.29	2012.02.03	KRW 5,771	USD 5,000	1,154.25
Credit Suisse	2011.12.29	2012.02.03	KRW 11,540	USD 10,000	1,154.00
RBS	2011.12.29	2012.02.03	KRW 11,549	USD 10,000	1,154.85

(7)	Other derivatives which are not designated as hedge instruments as of December 31, 2011 are as follows (KRW in millions, USD in thousands):

(a)	Currency Options

Counterparty	Contract date	Maturity date	Contract amounts(*1)				Contract exercise price	Barrier
			Call-Purchase price		Put-Sale price
RBS	2011.06.14	2012.11.13	USD	85,000	USD	170,000	1,036 KRW/USD	1,118 KRW/USD
Barclays	2011.06.14	2012.11.13	USD	40,000	USD	80,000
BNP Paribas	2011.06.14	2012.11.13	USD	25,000	USD	50,000

(*1)	According to the currency option contracts, the Company must purchase USD 2 million if the foreign exchange rate is below 1,036 KRW/USD each week. If foreign exchange rate exceeds the barrier, there will be no purchase amount.

(b)	Target Redemption Forwards and others

Counterparty	Contract date	Maturity date	Contract exercise price	Contract amounts
RBS	2011.12.19	2012.01.27	1,146.00	KRW	40,000	(*1)
CS	2011.11.02	2012.02.23	1,140.10	KRW	160,000	(*2)
Barclays	2011.10.04	2012.10.02	1,156.50	KRW	5,000	(*3)
Credit Agricole	2011.10.06	2012.10.04	1,155.00	KRW	5,000	(*3)

(*1)	American knock out forward (upper barrier exchange rate = 1,200)

American Knock out Forward is a type of barrier option and an exotic derivative typically an option on the underlying asset whose price breaching the pre-set barrier level either springs the option into existence or extinguishes an already existing option.

(*2)	FX option (USD Call / KRW Put)

A foreign-exchange option, a derivative financial instrument that gives the owner the right but not the obligation to exchange money denominated in one currency into another currency at a pre-agreed exchange rate on a specified date. The Company has the option to take short positions.

(*3)	Target redemption forward

FX target redemption forward is an option that consists of a series of forward contracts .Each forward settlement depends on the exchange rate of two currencies. Also, if the accumulated settlement reaches a pre-defined cap (target), the contract is terminated immediately.

(c)	Heat Rate Options

Counterparty	Contract Date	Maturity Date	Position	Contract size (MW/HR)	Contract condition
					Heat rate (MMBtu/MWh)	Additional cost
Sempra Energy Trading Corp.	2008.01.01	2012.12.31	BUY	90	9.2 (First four hours : 9.3)	Natural Gas : $0.25/MMBtu Electricity : $3.00/MWh
Sempra Energy Trading Corp.	2012.06.01	2012.10.30	SELL	45	9.7	Natural Gas : $0.25/MMBtu

The Company entered into “Physically Settled Heat Rate Options” contracts with Sempra Energy Trading Corporation to supply electric power by fixed heat rate. In addition, the Company entered into an additional “Financially Settled Heat Rate Options” contract to offset the financial risk caused by plant downtime when demand for electricity is unstable in summer.

(8)	The gain and loss on valuation and transaction of derivatives for years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	Net income effects of valuation gain(loss)				Net income effects of valuation gain(loss)				Accumulated other comprehensive income
	2011		2010		2011		2010		2011		2010
Currency forward	(Won)	3,910	(Won)	1,667	(Won)	(3,329)	(Won)	20,162	(Won)	—	(Won)	—
Currency swap		148,299		(197,672)		(47,799)		1,225		7,358		(59,055)
Interest swap		(23,426)		(13,011)		1,209		(9,914)		(35,494)		772
Other derivatives		(3,767)		1,209		210		—		—		—

	(Won)	125,016	(Won)	(207,807)	(Won)	(49,709)	(Won)	11,473	(Won)	(28,136)	(Won)	(58,283)

Income(loss) on valuation of derivatives using cash flow hedge accounting is reflected within accumulated other comprehensive income amounting to (Won)7,344 million, net of tax as of December 31, 2011.

13.	OTHER FINANCIAL ASSETS:

Other financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Loans and receivables	(Won)	216,635	(Won)	651,037	(Won)	47,457	(Won)	817,877	(Won)	70,412	(Won)	590,296
Present value discount		(995)		(73,651)		(749)		(75,180)		(556)		(74,965)
Long-term/short- term financial instruments		531,388		334		571,310		8,017		366,137		474

	(Won)	747,028	(Won)	577,719	(Won)	618,019	(Won)	750,714	(Won)	435,992	(Won)	515,805

14.	INVENTORIES:

Inventories as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Acquisition cost		Write-down of Inventory		Book value
Raw materials	(Won)	2,590,921	(Won)	(65)	(Won)	2,590,856
Merchandises		407		—		407
Work-in-progress		55,880		—		55,880
Finished goods		43,859		(4,256)		39,603
Supplies		491,979		(5,807)		486,172
Inventories in transit		675,262		—		675,262
Other inventories		3,571		—		3,571

	(Won)	3,861,879	(Won)	(10,128)	(Won)	3,851,751

	Dec. 31, 2010
	Acquisition cost		Write-down of inventory		Book value
Raw materials	(Won)	2,350,570	(Won)	(76)	(Won)	2,350,494
Merchandises		1,783		—		1,783
Work-in-progress		53,879		—		53,879
Finished goods		50,014		—		50,014
Supplies		597,167		(3,523)		593,644
Inventories in transit		428,684		—		428,684
Other inventories		4,917		—		4,917

	(Won)	3,487,014	(Won)	(3,599)	(Won)	3,483,415

	Jan. 1, 2010
	Acquisition cost		Write-down of inventory		Book value
Raw materials	(Won)	2,138,386	(Won)	(76)	(Won)	2,138,310
Merchandises		2,581		—		2,581
Work-in-progress		44,935		—		44,935
Finished goods		11,576		—		11,576
Supplies		625,766		(182)		625,584
Inventories in transit		632,320		—		632,320
Other inventories		6,123		—		6,123

	(Won)	3,461,687	(Won)	(258)	(Won)	3,461,429

Cost of inventory recognized as an expenses for the years ended December 31, 2011 and 2010 were (Won)11,686,476 million and (Won)10,051,426 million, respectively.

The total write - downs of inventories for the years ended December 31, 2011 and 2010 are(Won)6,741 million and (Won)5,487 million, respectively.

15.	FINANCE LEASE RECEIVABLES:

(1)	Finance lease contract:

The Company provides Qatrana gas combined power plant to Jordan Electric Power Company under power purchase agreements (“PPA”), for 25 years which is accounted for as a finance lease.

(2)	Finance leases receivables as of December 31, 2011 are as follows (KRW in millions):

	2011
	Minimum lease payment		Present value of minimum lease payment
Less than 1 year	(Won)	28,606	(Won)	9,279
1 ~ 5 years		108,486		31,324
More than 5 years		278,040		334,938

	(Won)	415,132	(Won)	375,541

(3)	There is no impaired finance lease receivables as of December 31, 2011.

16.	NON-FINANCIAL ASSETS:

Non-financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Advanced payment	(Won)	103,424	(Won)	30,239	(Won)	23,788	(Won)	26,418	(Won)	44,748	(Won)	50,815
Prepaid expense		229,593		82,523		164,114		68,342		39,209		63,989
Others		114,376		137,049		56,228		182,413		75,491		180,996

	(Won)	447,393	(Won)	249,811	(Won)	244,130	(Won)	277,173	(Won)	159,448	(Won)	295,800

17.	CONSOLIDATED SUBSIDIARIES

(1)	The Company’s consolidated subsidiaries as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

			Ownership(%)
Consolidated subsidiaries(*1)	Key Operation Activities	Location	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.	Architectural engineering for utility plant	KOREA	77.94%	77.94%	77.94%
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance	KOREA	75.00%	75.00%	80.00%
Korea Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%	96.36%
Korea Electric Power Data Network Co., Ltd.	Information services	KOREA	100.00%	100.00%	100.00%
Garorim Tidal Power Plant Co.,Ltd. (*2)	Power generation	KOREA	49.00%	49.00%	49.00%
Korea Power Engineering & Power Services Co., Ltd.	Operation and maintenance of utility plant	KOREA	54.00%	0.00%	0.00%
Dongducheon Dream Power Co., Ltd. (*2)	Power generation	KOREA	49.00%	0.00%	0.00%
KEPCO International HongKong Ltd.	Holding Company	HONG KONG	100.00%	100.00%	100.00%
KEPCO International Philippines Inc.	Holding Company	PHILIPPINES	100.00%	100.00%	100.00%

			Ownership(%)
Consolidated subsidiaries(*1)	Key Operation Activities	Location	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
KEPCO Gansu International Ltd.	Holding Company	HONG KONG	100.00%	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding Company	PHILIPPINES	100.00%	100.00%	100.00%
KEPCO Philippines Corporation	Utility plant rehabilitation and operation	PHILIPPINES	100.00%	100.00%	100.00%
KEPCO Iliyan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding Company	HONG KONG	100.00%	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding Company	HONG KONG	100.00%	100.00%	100.00%
KOMIPO Global Pte Ltd.	Construction and operation of utility plant	SINGAPOLE	100.00%	100.00%	100.00%
KEPCO Canada Energy Ltd.	Holding Company	CANADA	100.00%	100.00%	100.00%
KEPCO Netherlands B.V.	Holding Company	NETHERLANDS	100.00%	100.00%	100.00%
KOREA Imouraren Uranium Investment Ltd.	Uranium mine development	FRANCE	100.00%	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%	100.00%
KEPCO Middle East Holding Company	Holding Company	BAHRAIN	100.00%	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%	80.00%
KHNP Canada Energy Inc.	Resources development	CANADA	100.00%	100.00%	0.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%	0.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%	100.00%

			Ownership(%)
Consolidated subsidiaries(*1)	Key Operation Activities	Location	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Sylardus Holding B.V.	Holding Company	NETHERLANDS	100.00%	100.00%	100.00%
Akkuyu Finance B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%	100.00%
Akkuyu Fuel B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%	100.00%
Akkuyu Operations B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%	100.00%
KEPCO Holdings de Mexico	Holding Company	MEXICO	100.00%	100.00%	0.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%	0.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%	0.00%
KEPCO Netherlands S3 B.V.	Holding Company	NETHERLANDS	100.00%	100.00%	0.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%	0.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%	0.00%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%	100.00%
EWP Cebu Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%	100.00%
EWP Philippine Holdings Corporation	Holding Company	PHILIPPINES	100.00%	100.00%	0.00%
EWP America Inc.	Holding Company	USA	100.00%	100.00%	0.00%
EWP Renewable Co.	Holding Company	USA	100.00%	100.00%	0.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%	0.00%
DG Kings Plaza Holdings, LLC	Power generation	USA	100.00%	100.00%	0.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%	0.00%
DG Kings Plaza II, LLC	Power generation	USA	100.00%	100.00%	0.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%	0.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%	0.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%	0.00%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	0.00%	0.00%
EWP Barbados 1 SRL	Holding Company	BARBADOS	100.00%	0.00%	0.00%
California Power Holdings, LLC	Power generation	USA	100.00%	0.00%	0.00%

			Ownership(%)
Consolidated subsidiaries(*1)	Key Operation Activities	Location	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Gyeonggi Fuel Cell Power Plant Co., Ltd.(*2)	Power generation	KOREA	49.00%	0.00%	0.00%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	0.00%	0.00%

(*1)	As of December 31, 2011, the reporting period end date of all consolidated subsidiaries is December 31.

(*2)	The Company owns less than 50% of the shares of the respective entities, however the Company has obtained the majority of the voting power through the shareholders’ agreement.

(2)	The consolidated subsidiaries that are newly included and excluded from the consolidation for the year ended December 31, 2011 are as follows.

<Newly inncluded in consolidated subsidiaries for 2011>

Causes
Korea Power Engineering & Power Services Co., Ltd.	New investment
Dongducheon Dream Power Co., Ltd.	New investment
PT KEPCO Resource Indonesia	New investment
EWP Barbados 1 SRL	New investment
California Power Holdings, LLC	New investment
Gyeonggi Fuel Cell Power Plant Co., Ltd.	New investment
PT. Tanggamus Electric Power	New investment

<Excluded from consolidated subsidiaries for 2011>

Causes
Akkuyu Electricity Production Company	Liquidation of subsidiary
KEPCO Asia International Ltd.	Liquidation of subsidiary
DG Fairhaven Power Holdings, LLC	Liquidation of subsidiary

18.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES :

(1)	Investments in associates and joint ventures as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

Dec. 31, 2011
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
ASSOCIATES
Daegu Green Power Co., Ltd.	Power generation	KOREA	41%	(Won)	12,300	(Won)	12,621
Korea Gas Corporation	Importing and wholesailing LNG	KOREA	24%		94,500		1,968,886
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727		20,968
YTN Co. Ltd.	Broadcasting	KOREA	21%		59,000		36,977
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		30,000		24,576
Gangwon Wind Power Co., Ltd.(*1)	Wind power generation	KOREA	15%		5,725		10,112
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		64,235		84,109

Dec. 31, 2011
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost	Book value
Korea Power Exchange(*5)	Management of power market	KOREA	100%	127,839	163,041
AMEC Partners Korea(*2)	Resources development	KOREA	19%	707	176
Hyundai Energy Co., Ltd.	Power generation	KOREA	29%	33,147	53,281
Ecollite Co., Ltd.	Artificial light- weight aggregate	KOREA	34%	168	1,219
Taebaek Wind Power Co., Ltd.	Construction and service	KOREA	25%	3,810	3,680
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%	2,261	1,078
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%	2,850	2,735
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%	638	627
Daeryun Power co., Ltd.	Power generation and support	KOREA	20%	20,790	20,227
JinanJangsu Wind Power CO., Ltd.	Power generation	KOREA	25%	100	78
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%	3,801	3,749
Commerce and industry energy Co., Ltd	Power generation	KOREA	30%	8,500	8,497
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	30%	1,440	1,430
KNH Solar Co., Ltd.	Power generation	KOREA	27%	1,296	1,295
SPC Power Corporation	Power generation	PHILIPPINES	40%	20,635	37,660
Gemeng International Energy Group Co., Ltd.	Power generation	CHINA	34%	413,153	555,104
PT. Cirebon Electric Power	Power generation	INDONESIA	28%	39,217	15,513
KNOC Nigerian East Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%	12	—
KNOC Nigerian West Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%	12	—
Dolphin Property Limited(*3)	Rental company	NIGERIA	15%	12	—
E-Power S.A	Operation of utility plant and sales of electricity	HAITI	30%	3,779	3,967
PT Wampu Electric Power	Power generation	INDONESIA	46%	17,360	16,452
PT. Bayan Resources TBK	Resources development	INDONESIA	20%	615,860	671,096

				1,587,874	3,718,154

JOINT VENTURES(*7)
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	66%	11,355	11,172
Eco Biomass Energy Sdn. Bhd.	Power generation	MALAYSIA	40%	9,661	9,783
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%	27,660	29,971
Shuweihat Asia Power Investment B.V.	Holding company	NETHER-LANDS	49%	285	—
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55%	30	—
Waterbury Lake Uranium LP	Resources development	CANADA	40%	21,786	21,691
ASM-BG Investicii AD	Power generation	BULGARIA	50%	14,731	14,921
RES Technology AD	Power generation	BULGARIA	50%	14,698	14,563
KV Holdings, Inc.	Power generation	PHILIPPINES	40%	2,103	2,044

Dec. 31, 2011
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
Kings Plaza JV, LLC(*6)	Power generation	USA	75%		8,820		8,651
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	76%		94,579		98,943
Canada Korea Uranium Limited Partnership(*4)	Resources development	CANADA	13%		5,404		5,348
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463		6,056
Gansu Datang Yumen Wind Power Company Ltd.	Power generation	CHINA	40%		16,621		22,368
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		121,928		183,455
Datang KEPCO Chaoyang Renewable Power	Power generation	CHINA	40%		10,858		6,931
Rabigh Electricity Company	Construction of utility plant and sales of elecricity	SAUDI ARABIA	40%		1,357		—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70		137
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910		311,750
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		833		—
Busan shinho Solar power Co., Ltd.	Power generation	KOREA	20%		2		2
STX Electric Power Co., Ltd.	Power generation	KOREA	49%		19,601		19,416

					692,755		767,202

				(Won)	2,280,629	(Won)	4,485,356

(*1)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*2)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*3)	The Company holds less than 20% of the equity shares of these investments in associates. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the company has significant financial transactions with the associate which can affect its influence on the entity.

(*4)	The Company holds less than 20% of the equity shares of the entity. However, the Company has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*5)	The Company holds 100% of the equity shares of the investments in associate. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government’s requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	The Company holds more than 50% of the equity shares of the entities. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*7)	Despite of the ownership percentage, when the strategic financial and operating policy decisions relating to the activities of the investee require the unanimous consent of the parties sharing control, the Company classified those investments as investments in joint ventures in statement of financial position.

Dec. 31, 2010
Investee	Key Operating Activities	Location	Owner- ship(%)	Acquisition Cost		Book value
ASSOCIATES
Daegu Green Power Co., Ltd.	Power generation	KOREA	41%	(Won)	6,150	(Won)	5,810
Korea Gas Corporation	Importing and wholesailing LNG	KOREA	24%		94,500		1,890,437
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		7,987		17,473
YTN Co. Ltd.	Broadcasting	KOREA	21%		59,000		35,569
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		30,000		26,092
Gangwon Wind Power Co., Ltd.(*1)	Wind power generation	KOREA	15%		5,725		8,576
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		38,135		43,113
Korea Power Exchange	Management of power market	KOREA	100%		127,839		156,057
The 3rd energy fund	Holding company	KOREA	48%		1,680		2,220
Korea Solar Holding Co., Ltd.	Power generation	KOREA	40%		25		—
AMEC Partners Korea(*2)	Resources development	KOREA	19%		498		151
Hyundai Energy Co., Ltd.	Power generation	KOREA	36%		33,147		31,968
Ecollite Co. Ltd.	Artificial light-weight aggregate	KOREA	34%		168		1,450
Taebaek Wind Power Co., Ltd.	Construction and service	KOREA	25%		2,513		2,461
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		1,331		788
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850		2,803
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		13		11
Daeryun Power	Power generation and support	KOREA	20%		2,970		2,930
JinanJangsu Wind Power CO., Ltd.	Power generation	KOREA	25%		100		79
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		120		119
Commerce and industry energy Co., Ltd	Power generation	KOREA	30%		8,500		8,497
SPC Power Corporation	Power generation	PHILIPPINES	40%		20,635		33,053

Dec. 31, 2010
Investee	Key Operating Activities	Location	Owner- ship(%)	Acquisition Cost		Book value
ASSOCIATES
Gemeng International Energy Group Co., Ltd.	Power generation	CHINA	34%		413,153		543,147
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217		20,985
KNOC Nigerian East Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%		12		—
KNOC Nigerian West Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%		12		—
Dolphin Property Limited(*3)	Rental company	NIGERIA	15%		12		—
E-Power S.A	Operation of utility plant and sales of electricity	HAITI	30%		3,779		2,814
PT Wampu Electric Power	Power generation	INDONESIA	46%		12,518		12,518
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860		641,389

					1,528,449		3,490,510

JOINT VENTURES(*7)
Eco Biomass Energy Sdn. Bhd.	Power generation	MALAYSIA	40%		9,661		9,661
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		17,619		15,138
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49%		13		13
Kings Plaza JV, LLC	Power generation	USA	75%		8,820		8,820
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	76%		80,986		72,663
Canada Korea Uranium Limited Partnership(*4)	Resources development	CANADA	13%		5,404		5,408
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463		6,867
Gansu Datang Yumen Wind Power Company Ltd.	Power generation	CHINA	40%		16,621		21,555
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		98,664		134,790
Rabigh Electricity Company	Construction of utility plant and sales of elecricity	SAUDI ARABIA	40%		1,357		—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70		61
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		834		345

					248,512		275,321

				(Won)	1,776,961	(Won)	3,765,831

(*1)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*2)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*3)	The Company holds less than 20% of the equity shares of these investments in associates. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the company has significant financial transactions with the associate which can affect its influence on the entity.

(*4)	The Company holds less than 20% of the equity shares of the entity. However, the Company has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*5)	The Company holds 100% of the equity shares of the investments in associate. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government’s measurement to keep arms-length transactions between KPX and the Company’s other subsidiaries. The company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	The Company holds more than 50% of the equity shares of the entities. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*7)	Despite of the ownership percentage, when the strategic financial and operating policy decisions relating to the activities of the investee require the unanimous consent of the parties sharing control, the Company classified those investments as investments in joint ventures in statement of financial position.

Jan. 1, 2010
Investee	Key Operating Activities	Location	Owner- ship(%)	Acquisition Cost		Book value
ASSOCIATES
Korea Gas Corporation	Importing and wholesailing LNG	KOREA	24%	(Won)	94,500	(Won)	1,836,888
Korea District Heating Corporation	District heating	KOREA	26%		5,660		226,597
LG Uplus Corp.	Telecommunication	KOREA	39%		323,470		326,125
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	49%		7,987		26,553
YTN Co. Ltd.	Broadcasting	KOREA	21%		59,000		35,077
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		18,200		16,945
Gangwon Wind Power Co., Ltd.(*1)	Wind power generation	KOREA	15%		5,725		7,410
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		38,135		36,253
Korea Power Exchange	Management of power market	KOREA	100%		127,839		146,530
The 3rd energy fund	Holding company	KOREA	48%		1,680		1,310
Korea Solar Holding Co., Ltd.	Power generation	KOREA	40%		25		25

Jan. 1, 2010
Investee	Key Operating Activities	Location	Owner- ship(%)	Acquisition Cost		Book value
AMEC Partners Korea(*2)	Resources development	KOREA	19%		247		174
Hyundai Energy Co., Ltd.	Power generation	KOREA	29%		4,988		4,827
Ecollite Co. Ltd.	Artificial light-weight aggregate	KOREA	34%		168		792
Taebaek Wind Power Co., Ltd.	Construction and service	KOREA	25%		2,513		2,488
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		1,041		778
SPC Power Corporation	Power generation	PHILIPPINES	40%		20,635		29,802
Gemeng International Energy Group Co.,Ltd.	Power generation	CHINA	34%		413,153		546,300
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217		38,233
KNOC Nigerian East Oil Co.,Ltd.	Resources development	NIGERIA	15%		12		—
KNOC Nigerian West Oil Co.,Ltd.	Resources development	NIGERIA	15%		12		—
Dolphin Property Limited	Rental company	NIGERIA	15%		12		—
E-Power S.A	Operation of utility plant and sales of electricity	HAITI	30%		1,108		1,108

					1,165,327		3,284,215

JOINT VENTURES(*7)
Eco Biomass Energy Sdn. Bhd.	Power generation	MALAYSIA	40%		5,641		5,641
Datang Chaoyang Renewable Power Co.,Ltd.	Power generation	CHINA	40%		6,811		2,386
KEPCO SPC Power Corporation	Construction and operation of utility plant	PHILIPPINES	76%		75,215		52,347
Canada Korea Uranium Limited Partnership	Resources development	CANADA	13%		3		3
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463		7,267
Gansu Datang Yumen Wind Power Company Ltd.	Power generation	CHINA	40%		16,500		18,202
Datang Chifeng Renewable Power Co.,Ltd.	Power generation	CHINA	40%		73,152		108,966
Rabigh Electricity Company	Construction of utility plant and sales of elecricity	SAUDI ARABIA	40%		1,357		—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70		62
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		834		721

					188,046		195,595

				(Won)	1,353,373	(Won)	3,479,810

(*1)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*2)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*3)	The Company holds less than 20% of the equity shares of these investments in associates. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the company has significant financial transactions with the associate which can affect its influence on the entity.

(*4)	The Company holds less than 20% of the equity shares of the entity. However, the Company has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*5)	The Company holds 100% of the equity shares of the investments in associate. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government’s measurement to keep arms-length transactions between KPX and the Company’s other subsidiaries. The company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	The Company holds more than 50% of the equity shares of the entities. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*7)	Despite of the ownership percentage, when the strategic financial and operating policy decisions relating to the activities of the investee require the unanimous consent of the parties sharing control, the Company classified those investments as investments in joint ventures in statement of financial position.

(2)	The fair value of associates and joint ventures which are actively traded on the open market and have a readily available market value as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

Associates	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Korea Electric Power Industrial Development Co., Ltd.	(Won)	63,815	(Won)	124,320	(Won)	—
Korea Gas Corporation		788,130		916,650		918,540
YTN Co. Ltd.		24,840		33,120		41,310
PT. Bayan Resources TBK		1,533,601		1,492,801		—
LG Uplus Corp.		—		—		326,096

(3)	Changes in investment in associates and joint ventures for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011
Investee	Jan. 1, 2011		Acquisition		Disposal		Dividend received		Share in Income (loss)		Changes in equity		Others		Dec. 31, 2011
ASSOCIATES
Daegu Green Power Co., Ltd.	(Won)	5,810	(Won)	6,150	(Won)	—	(Won)	—	(Won)	(314)	(Won)	(30)	(Won)	5	(Won)	11,621
Korea Gas Corporation		1,890,437		—		—		(11,718)		44,391		48,331		(2,555)		1,968,886
Korea Electric Power Industrial Development Co., Ltd.		17,473		—		—		(1,475)		7,917		10		(2,957)		20,968
YTN		35,569		—		—		(135)		2,182		35		(674)		36,977
Cheongna Energy Co., Ltd.		26,092		—		—		—		(1,516)		—		—		24,576
Gangwon Wind Power Co., Ltd.		8,576		—		—		(852)		2,624		(236)		—		10,112
Hyundai Green Power Co., Ltd.		43,113		26,100		—		(5,541)		20,207		56		174		84,109
Korea Power Exchange		156,057		—		—		—		6,984		—		—		163,041
The 3rd energy fund		2,220		—		(1,680)		(536)		(4)		—		—		—
AMEC Partners Korea		151		209		—		—		(181)		(3)		—		176
Hyundai Energy Co., Ltd.		31,968		—		—		—		(2,970)		—		24,283		53,281
Ecollite Co. Ltd.		1,450		—		—		—		(231)		—		—		1,219
Taebaek Wind Power Co., Ltd.		2,461		1,298		—		—		(79)		—		—		3,680
Alternergy Philippine Investments Corporation		788		929		—		—		(651)		12		—		1,078
Muju Wind Power Co., Ltd.		2,803		-		-		-		(68)		-		-		2,735
Pyeongchang Wind Power Co., Ltd.		11		625		—		—		(9)		—		—		627
Daeryun Power		2,930		17,820		—		—		(424)		(78)		(21)		20,227
JinanJangsu Wind Power CO., Ltd.		79		—		—		—		(1)		—		—		78
Changjuk Wind Power Co., Ltd.		119		3,681		—		—		(51)		—		—		3,749
Commerce and industry energy Co., Ltd		8,497		—		—		—		—		—		—		8,497
Gyeongju Wind Power Co., Ltd.		—		1,440		—		—		(10)		—		—		1,430
KNH Solar Co., Ltd.		—		1,296		—		—		(1)		—		—		1,295
SPC Power Corporation		33,053		—		(1,022)		—		6,001		605		(977)		37,660
Gemeng International Energy Group Co., Ltd.		543,147		—		—		—		(18,490)		30,447		—		555,104
PT. Cirebon Electric Power		20,985		—		—		—		(516)		(4,997)		41		15,513
KNOC Nigerian East Oil Co., Ltd.(*1)		—		—		—		—		(2,071)		233		1,838		—
KNOC Nigerian West Oil Co., Ltd.(*1)		—		—		—		—		(1,827)		213		1,614		—
Dolphin Property Limited(*1)		—		—		—		—		(245)		30		215		—
E-Power S.A		2,814		—		—		—		1,077		76		—		3,967
PT Wampu Electric Power		12,518		4,842		—		—		(1,214)		—		306		16,452
PT. Bayan Resources TBK		641,389		—		—		(6,637)		29,161		7,348		(165)		671,096

		3,490,510		64,390		(2,702)		(26,894)		89,671		82,052		21,127		3,718,154

JOINT VENTURES
KEPCO-Uhde Inc.		—		11,355		—		—		(183)		—		—		11,172
Eco Biomass Energy Sdn. Bhd.		9,661		—		—		—		—		—		122		9,783
Datang Chaoyang Renewable Power Co., Ltd.		15,138		10,041		—		—		2,199		2,561		32		29,971
Shuweihat Asia Power Investment B.V.		13		271		—		—		(180)		(104)		—		—
Shuweihat Asia Operation & Maintenance Company		—		30		—		—		(30)		—		—		—
Waterbury Lake Uranium LP		—		4,446		(4,335)		—		—		(75)		21,655		21,691
ASM-BG Investicii AD		—		14,731		—		—		775		(585)		—		14,921
RES Technology AD		—		14,698		—		—		484		(619)		—		14,563
KV Holdings, Inc.		—		2,103		—		—		(4)		(55)		—		2,044
Kings Plaza JV, LLC		8,820		—		—		(694)		547		—		(22)		8,651
KEPCO SPC Power Corporation		72,663		13,593		—		—		10,691		2,050		(54)		98,943

	2011
Investee	Jan. 1, 2011		Acquisition		Disposal		Dividend received		Share in Income (loss)		Changes in equity		Others		Dec. 31, 2011
Canada Korea Uranium Limited Partnership		5,408		—		—		—		(19)		—		(41)		5,348
KEPCO Energy Resource Nigeria Limited		6,867		—		—		—		(461)		(350)		—		6,056
Gansu Datang Yumen Wind Power Company Ltd.		21,555		—		—		(305)		(134)		1,288		(36)		22,368
Datang Chifeng Renewable Power Co., Ltd.		134,790		23,265		—		(13,926)		22,645		16,366		315		183,455
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		—		10,858		—		—		—		121		(4,048)		6,931
Rabigh Electricity Company(*1)		—		—		—		—		(9,616)		(35,836)		45,452		—
Rabigh Operation & Maintenance Company		61		—		—		—		72		4		—		137
Jamaica Public Service Company Limited		—		301,910		—		(20,350)		4,470		(3,174)		28,894		311,750
KW Nuclear Components Co., Ltd.		345		—		—		—		(345)		—		—		—
Busan shinho Solar power Co., Ltd.		—		2		—		—		—		—		—		2
STX Electric Power Co., Ltd.		—		19,600		—		—		(184)		—		—		19,416

		275,321		426,903		(4,335)		(35,275)		30,727		(18,408)		92,269		767,202

	(Won)	3,765,831	(Won)	491,293	(Won)	(7,037)	(Won)	(62,169)	(Won)	120,398	(Won)	63,644	(Won)	113,396	(Won)	4,485,356

(*1)	Due to the accumulated deficit, the Company’s investment balance in KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited. and Rabigh Electricity Company, are zero. However, the Company’s investments in these entities were through a loan to the entities in addition to a direct investment in their equity. As a result, the Company continues to recognize its share in loss and the changes in equity of these entities in the statement of comprehensive income by recording a provision allowance against the Company’s loans from overseas business (due from the respective entities).

	2010
Investee	Jan. 1, 2010		Acquisition		Disposal		Dividend received		Share in income(loss)		Changes in equity		Others		Dec. 31, 2010
ASSOCIATES
Daegu Green Power Co., Ltd.	(Won)	—	(Won)	6,150	(Won)	—	(Won)	—	(Won)	(307)	(Won)	(33)	(Won)	—	(Won)	5,810
Korea Gas Corporation		1,836,888		—		—		(14,553)		67,713		2,147		(1,758)		1,890,437
Korea District Heating Corporation(*1)		226,597		—		—		—		—		1,804		(228,401)		—
LG Uplus Corp.(*2)		326,125		—		—		—		—		—		(326,125)		—
Korea Electric Power Industrial Development Co., Ltd.		26,553		—		(12,894)		(5,586)		9,410		(10)		—		17,473
YTN		35,077		—		—		(270)		768		(6)		—		35,569
Cheongna Energy Co., Ltd.		16,945		11,800		—		—		(2,535)		(118)		—		26,092
Gangwon Wind Power Co., Ltd.		7,410		—		—		(284)		1,596		(146)		—		8,576
Hyundai Green Power Co., Ltd.		36,253		—		—		—		6,860		—		—		43,113
Korea Power Exchange		146,530		—		—		—		9,527		—		—		156,057
The 3rd energy fund		1,310		—		—		—		910		—		—		2,220
Korea Solar Holding Co., Ltd.		25		—		—		—		(25)		—		—		—
AMEC Partners Korea		174		251		—		—		(274)		—		—		151
Hyundai Energy Co., Ltd.		4,827		28,159		—		—		(1,030)		—		12		31,968
Ecollite Co. Ltd.		792		—		—		—		(172)		830		—		1,450
Taebaek Wind Power Co., Ltd.		2,488		—		—		—		(27)		—		—		2,461
Alternergy Philippine Investments Corporation		778		291		—		—		(297)		16		—		788
Muju Wind Power Co., Ltd		—		2,850		—		—		(47)		—		—		2,803

	2010
Investee	Jan. 1, 2010		Acquisition		Disposal		Dividend received		Share in income(loss)		Changes in equity		Others		Dec. 31, 2010
Pyeongchang Wind Power Co., Ltd.		—		13		—		—		(2)		—		—		11
Daeryun Power		—		2,970		—		—		(113)		—		73		2,930
JinanJangsu Wind Power CO., Ltd.		—		100		—		—		(21)		—		—		79
Changjuk Wind Power Co., Ltd.		—		120		—		—		(1)		—		—		119
Commerce and industry energy Co., Ltd		—		8,500		—		—		(3)		—		—		8,497
SPC Power Corporation		29,802		—		—		(3,775)		6,231		1,037		(242)		33,053
Gemeng International Energy Group Co., Ltd.		546,300		—		—		—		(13,594)		10,441		—		543,147
PT. Cirebon Electric Power		38,233		—		—		—		(2,586)		(12,333)		(2,329)		20,985
KNOC Nigerian East Oil Co., Ltd.(*3)		—		—		—		—		(3,586)		—		3,586		—
KNOC Nigerian West Oil Co., Ltd.(*3)		—		—		—		—		(3,339)		—		3,339		—
Dolphin Property Limited		—		—		—		—		(357)		34		323		—
E-Power S.A(*3)		1,108		2,671		—		—		(870)		(95)		—		2,814
PT Wampu Electric Power		—		13,492		—		—		(1,346)		—		372		12,518
PT. Bayan Resources TBK		—		615,860		—		—		30,736		(5,207)		—		641,389

		3,284,215		693,227		(12,894)		(24,468)		103,219		(1,639)		(551,150)		3,490,510

JOINT VENTURES		—		—		—		—		—		—		—		—
Eco Biomass Energy Sdn. Bhd.		5,641		5,366		—		—		—		—		(1,346)		9,661
Datang Chaoyang Renewable Power Co., Ltd.		2,386		15,237		—		—		617		(3,102)		—		15,138
Shuweihat Asia Power Investment B.V.		—		13		—		—		—		—		—		13
Kings Plaza JV, LLC		—		—		—		—		—		—		8,820		8,820
KEPCO SPC Power Corporation		52,347		22,392		—		—		(4,525)		2,449		—		72,663
Canada Korea Uranium Limited Partnership		3		—		—		—		4		—		5,401		5,408
KEPCO Energy Resource Nigeria Limited		7,267		—		—		—		(136)		(264)		—		6,867
Gansu Datang Yumen Wind Power Company Ltd.		18,202		120		—		—		3,090		143		—		21,555
Datang Chifeng Renewable Power Co., Ltd		108,966		20,088		—		(11,020)		22,940		1,521		(7,705)		134,790
Rabigh Electricity Company(*3)		—		—		—		—		(20,765)		(25,498)		46,263		—
Rabigh Operation & Maintenance Company		62		—		—		—		—		(1)		—		61
KW Nuclear Components Co., Ltd.		721		—		—		—		(376)		—		—		345

		195,595		63,216		—		(11,020)		849		(24,752)		51,433		275,321

	(Won)	3,479,810	(Won)	756,443	(Won)	(12,894)	(Won)	(35,488)	(Won)	104,068	(Won)	(26,391)	(Won)	(499,717)	(Won)	3,765,831

(*1)	Since prior to 2010, the Company held interest in Korea District Heading Co., Ltd.(the “KDHC”) which completed its public offering on the Korea Exchange on January 29, 2010. However, the Company did not participate in KDHC’s paid-in capital increase as part of its IPO, resulting in a decrease in ownership from 26.07% to 19.55%. As the Company no longer has significant influence over KDHC, the Company reclassified the remaining balance in KDHC from an investment in associates to available-for-sale financial assets during the year ended December 31, 2010.

(*2)	As LG Uplus Corporation (formerly LG Telecom) merged with LG Powercom on January 5, 2010, shares of LG Powercom which the Company owns was exchanged for shares of LG Uplus Corporation. As a result, the Company’s ownership interest decreased from a 39% in LG Powercom to a 7.5% interest in LG Uplus Corporation. As the Company no longer has significant influence in LG Uplus Corporation; the Company reclassified the remaining balance in LG Uplus Corporation from an investment in associates to available-for-sale financial assets during the year ended December 31, 2010.

(*3)	Due to the accumulated deficit, the Company’s investment balance in KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited. and Rabigh Electricity Company, are zero. However, as the Company’s investments in these entities were through a loan to the entities in addition to a direct investment in their equity. As a result, the Company continues to recognize its share in loss and the changes in equity of these entities in the statement of comprehensive income by recording a provision allowance against the Company’s loans from overseas business (due from the respective entities).

(4)	Summary financial information of investments in associates and joint ventures as of and for the years ended December 31, 2011 and December 31, 2010, and as of January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
Investee	Total assets		Total liabilities		Sales		Net income
ASSOCIATES
Daegu Green Power Co., Ltd.	(Won)	28,557	(Won)	213	(Won)	—	(Won)	(609)
Korea Gas Corporation		36,016,009		27,966,599		28,493,663		181,484
Korea Electric Power Industrial Development Co., Ltd.		122,578		50,273		266,418		17,861
YTN Co. Ltd.		338,084		165,537		124,798		9,539
Cheongna Energy Co., Ltd.		388,189		306,594		14,643		(5,131)
Gangwon Wind Power Co., Ltd.(*1)		148,265		81,178		29,199		13,276
Hyundai Green Power Co., Ltd.		743,829		453,799		278,804		63,902
Korea Power Exchange		186,240		23,200		80,885		6,983
AMEC Partners Korea		1,230		305		825		(952)
Hyundai Energy Co., Ltd.		201,781		92,109		—		(828)
Ecollite Co. Ltd.		3,679		40		—		(690)
Taebaek Wind Power Co., Ltd.		38,452		23,732		—		(315)
Alternergy Philippine Investments Corporation		2,186		29		—		(973)
Muju Wind Power Co., Ltd.		10,970		32		—		(274)
Pyeongchang Wind Power Co., Ltd.		2,922		415		—		(36)
Daeryun Power		151,684		50,083		—		(2,144)
JinanJangsu Wind Power CO., Ltd.		313		—		—		(2)
Changjuk Wind Power Co., Ltd.		23,521		11,026		—		(172)
Commerce and industry energy Co., Ltd		88,361		60,197		—		—
Gyeongju Wind Power Co., Ltd.		4,770		4		—		(34)
KNH Solar Co., Ltd.		4,800		2		—		(2)
SPC Power Corporation		111,564		12,467		13,020		7,043
Gemeng International Energy Group Co., Ltd.		4,980,501		3,347,843		1,280,069		(100,414)
PT. Cirebon Electric Power		913,213		856,798		—		(5,386)
KNOC Nigerian East Oil Co., Ltd.		257,837		322,590		—		(8,496)
KNOC Nigerian West Oil Co., Ltd.		155,815		214,588		—		(7,883)
Dolphin Property Limited		6,511		10,205		1,067		(471)
E-Power S.A		75,211		65,289		54,633		4,267
PT Wampu Electric Power		38,922		3,156		—		(2,598)
PT. Bayan Resources TBK		1,610,547		990,782		1,612,046		239,030

	Dec. 31, 2011
Investee	Total assets	Total liabilities	Sales	Net income
JOINT VENTURES
KEPCO-Uhde Inc.(*6)	16,964	36	—	(277)
Eco Biomass Energy Sdn. Bhd.	15,957	2,581	—	(776)
Datang Chaoyang Renewable Power Co., Ltd.	213,751	138,823	9,203	5,498
Shuweihat Asia Power Investment B.V.	103	129	—	(297)
Shuweihat Asia Operation & Maintenance Company	208	254	—	(100)
Waterbury Lake Uranium LP	54,477	250	—	—
ASM-BG Investicii AD	120,829	87,903	—	817
RES Technology AD	121,543	88,730	—	41
KV Holdings, Inc.	5,109	—	—	(11)
Kings Plaza JV, LLC	25,910	14,807	10,440	778
KEPCO SPC Power Corporation	546,503	383,068	111,705	10,272
Canada Korea Uranium Limited Partnership	42,931	60	—	(12)
KEPCO Energy Resource Nigeria Limited	26,673	6,488	741	(1,335)
Gansu Datang Yumen Wind Power Company Ltd.	133,980	78,236	10,104	(335)
Datang Chifeng Renewable Power Co., Ltd	1,130,479	671,765	121,277	56,725
Datang KEPCO Chaoyang Renewable Power	25,973	8,646	—	—
Rabigh Electricity Company	1,815,708	1,976,274	—	(372)
Rabigh Operation & Maintenance Company	863	520	650	235
Jamaica Public Service Company Limited	1,191,391	769,188	553,196	13,711
KW Nuclear Components Co., Ltd.	8,922	9,767	—	(1,609)
Busan shinho Solar power Co., Ltd.	10	—	—	—
STX Electric Power Co., Ltd.	44,967	5,345	—	(377)

	Dec. 31, 2010
Investee	Total assets		Total liabilities		Sales		Net income
ASSOCIATES
Daegu Green Power Co., Ltd.	(Won)	14,358	(Won)	186	(Won)	—	(Won)	(748)
Korea Gas Corporation		30,023,269		22,294,581		22,740,460		276,831
Korea Electric Power Industrial Development Co., Ltd.		107,529		47,278		241,644		18,208
YTN Co. Ltd.		316,535		150,558		116,676		5,121
Cheongna Energy Co., Ltd.		332,163		245,437		6,963		(7,467)
Gangwon Wind Power Co., Ltd.		162,533		105,684		19,949		7,106
Hyundai Green Power Co., Ltd.		509,667		361,000		76,224		24,167
Korea Power Exchange		169,212		13,155		77,033		9,527
The 3rd energy fund		4,626		—		—		—
AMEC Partners Korea		1,221		428		496		(1,454)
Hyundai Energy Co., Ltd.		113,512		24,571		—		(2,881)
Ecollite Co. Ltd.		4,350		22		—		(515)
Taebaek Wind Power Co., Ltd.		9,858		13		—		(111)
Alternergy Philippine Investments Corporation		1,607		31		—		(594)
Muju Wind Power Co., Ltd.		11,250		38		—		(188)
Pyeongchang Wind Power Co., Ltd.		43		—		—		(7)
Daeryun Power		22,212		41		—		(573)

Dec. 31, 2010
Investee	Total assets	Total liabilities	Sales	Net income
JinanJangsu Wind Power CO., Ltd.	319	2	—	(81)
Changjuk Wind Power Co., Ltd.	399	1	—	(2)
Commerce and industry energy Co., Ltd	31,554	3,390	—	(10)
SPC Power Corporation	95,436	12,805	24,239	15,605
Gemeng International Energy Group Co., Ltd.	4,286,124	2,688,636	768,528	(53,547)
PT. Cirebon Electric Power	730,804	654,495	—	(9,402)
KNOC Nigerian East Oil Co., Ltd.	254,420	304,057	—	(8,311)
KNOC Nigerian West Oil Co., Ltd.	153,399	198,800	—	(7,865)
Dolphin Property Limited	5,594	7,857	1,155	(642)
E-Power S.A	48,948	42,868	—	(1,377)
PT Wampu Electric Power	27,770	558	—	(3,014)
PT. Bayan Resources TBK	1,048,244	664,435	1,111,654	37,673

JOINT VENTURES
Eco Biomass Energy Sdn. Bhd.	14,976	574	—	(2,157)
Datang Chaoyang Renewable Power Co., Ltd.	76,531	38,685	3,547	1,544
Shuweihat Asia Power Investment B.V.	27	—	—	—
Kings Plaza JV, LLC	25,910	14,807	10,440	778
KEPCO SPC Power Corporation	436,653	312,627	—	(5,954)
Canada Korea Uranium Limited Partnership	43,265	43	—	(1)
KEPCO Energy Resource Nigeria Limited	31,524	8,634	5,843	493
Gansu Datang Yumen Wind Power Company Ltd.	135,697	81,810	14,712	4,676
Datang Chifeng Renewable Power Co., Ltd.	1,040,214	703,151	116,416	42,942
Rabigh Electricity Company	1,193,950	1,262,867	—	—
Rabigh Operation & Maintenance Company	152	—	—	—
KW Nuclear Components Co., Ltd.	6,455	5,691	—	(840)

Jan. 1, 2010
Investee	Total assets		Total liabilities
ASSOCIATES
Korea Gas Corporation	(Won)	28,624,441	(Won)	21,114,676
Korea District Heating Corporation		2,902,148		2,032,962
LG Uplus Corp.		2,043,231		1,137,621
Korea Electric Power Industrial Development Co., Ltd.		108,496		54,307
YTN Co. Ltd.		329,655		165,974
Cheongna Energy Co., Ltd.		223,220		166,985
Gangwon Wind Power Co., Ltd.(*1)		148,096		99,025
Hyundai Green Power Co., Ltd.		376,924		251,915
Korea Power Exchange		156,991		10,460
The 3rd energy fund		2,805		77
Korea Solar Holding Co., Ltd.		8,809		9,291
AMEC Partners Korea(*2)		1,074		157
Hyundai Energy Co., Ltd.		19,981		3,335
Ecollite Co. Ltd.		2,365		—
Taebaek Wind Power Co., Ltd.		9,950		—
Alternergy Philippine Investments Corporation		1,594		38
SPC Power Corporation		87,873		13,369
Gemeng International Energy Group Co.,Ltd.		1,611,481		4,714
PT. Cirebon Electric Power.		434,928		301,536

Jan. 1, 2010
Investee	Total assets	Total liabilities
KNOC Nigerian East Oil Co.,Ltd.	256,243	283,919
KNOC Nigerian West Oil Co.,Ltd.	153,075	177,994
Dolphin Property Limited.	6,633	6,741
E-Power S.A	48,948	42,868

JOINT VENTURES
Eco Biomass Energy Sdn. Bhd.	13,434	3,924
Datang Chaoyang Renewable Power Co.,Ltd.	5,966	—
KEPCO SPC Power Corporation	347,803	258,366
Canada Korea Uranium Limited Partnership	34,181	34
KEPCO Energy Resource Nigeria Limited	33,990	9,767
Gansu Datang Yumen Wind Power Company Ltd.	135,760	90,256
Datang Chifeng Renewable Power Co.,Ltd.	877,027	604,504
Rabigh Electricity Company	790,210	795,382
Rabigh Operation & Maintenance Company	156	—
KW Nuclear Components Co., Ltd.	1,610	6

(5)	As of December 31, 2011, December 31, 2010 and January 1, 2010, there is no unrecognized equity interest related to investments in associates whose book value has been reduced to zero due to accumulated losses.

19.	PROPERTY, PLANT AND EQUIPMENT:

(1)	Property, plant and equipment as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Acquisition cost		Government grants		Accumulated depreciation		Accmulated impairment losses(*1)		Book value
Land	(Won)	13,161,848	(Won)	(3,106)	(Won)	—	(Won)	—	(Won)	13,158,742
Buildings		11,176,328		(46,097)		(2,976,955)		(853)		8,152,423
Structures		47,437,594		(170,474)		(10,737,933)		(1,183)		36,528,004
Machinery		36,967,714		(97,725)		(6,847,662)		(11,229)		30,011,098
Ships		4,199		—		(2,959)		—		1,240
Vehicles		166,188		(2)		(127,969)		—		38,217
Equipment		700,265		(301)		(527,506)		—		172,458
Tools		609,581		(448)		(492,678)		—		116,455
Construction in- progress		20,001,400		(89,600)		—		—		19,911,800
Finance lease assets		2,385,276		—		(1,393,076)		—		992,200
Asset retirement costs		3,369,869		—		(1,644,423)		—		1,725,446
Others		6,117,233		—		(4,540,435)		—		1,576,798

	(Won)	142,097,495	(Won)	(407,753)	(Won)	(29,291,596)	(Won)	(13,265)	(Won)	112,384,881

	Dec. 31, 2010
	Acquisition cost		Government grants		Accumulated depreciation		Accumulated impairment losses(*1)		Book value
Land	(Won)	12,894,296	(Won)	(3,099)	(Won)	—	(Won)	—	(Won)	12,891,197
Buildings		10,378,964		(45,365)		(2,372,706)		(853)		7,960,040
Structures		44,800,178		(159,848)		(9,437,529)		(1,183)		35,201,618
Machinery		31,565,887		(82,632)		(3,668,691)		(11,229)		27,803,335
Ships		4,494		—		(2,975)		—		1,519
Vehicles		164,545		(9)		(125,467)		—		39,069
Equipment		631,998		(393)		(472,999)		—		158,606
Tools		582,339		(638)		(465,145)		—		116,556
Construction in- progress		19,346,114		(92,736)		—		—		19,253,378
Finance lease assets		2,385,007		—		(1,264,602)		—		1,120,405
Asset retirement costs		3,232,407		—		(1,491,485)		—		1,740,922
Others		5,123,727		—		(4,003,906)		—		1,119,821

	(Won)	131,109,956	(Won)	(384,720)	(Won)	(23,305,505)	(Won)	(13,265)	(Won)	107,406,466

	Jan. 1, 2010
	Acquisition cost		Government grants		Accumulated depreciation		Accumulated impairment losses(*1)		Book value
Land	(Won)	12,894,536	(Won)	(2,967)	(Won)	—	(Won)	—	(Won)	12,891,569
Buildings		9,776,164		(44,204)		(1,670,889)		(5,458)		8,055,613
Structures		42,080,670		(150,602)		(7,564,006)		(2,880)		34,363,182
Machinery		28,496,913		(80,698)		(378,795)		(14,597)		28,022,823
Ships		4,209		—		(2,406)		—		1,803
Vehicles		147,634		(16)		(120,979)		—		26,639
Equipment		561,594		(427)		(445,958)		—		115,209
Tools		532,560		(375)		(428,515)		—		103,670
Construction in- progress		15,146,989		(98,041)		—		—		15,048,948
Finance lease assets		2,384,746		—		(1,136,142)		—		1,248,604
Asset retirement costs		3,121,752		—		(1,415,877)		—		1,705,875
Others		4,680,043		—		(3,512,406)		—		1,167,637

	(Won)	119,827,810	(Won)	(377,330)	(Won)	(16,675,973)	(Won)	(22,935)	(Won)	102,751,572

(*1)	The Company recognizes impairment loss on each asset seperately, reflecting various factors such as physical impairment during the replacement.

(2)	Changes in property, plant and equipment for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011
	Jan.1, 2011		Acquisition		Disposal		Depreciation		Impairment		Others		Dec.31, 2011
Land	(Won)	12,891,197	(Won)	53,250	(Won)	(11,872)	(Won)	—	(Won)	—	(Won)	226,167	(Won)	13,158,742
Buildings		7,960,040		75,970		(10,505)		(637,947)		—		764,865		8,152,423
Structures		35,201,618		55,187		(313,009)		(1,768,899)		—		3,353,107		36,528,004
Machinery		27,803,335		754,350		(200,053)		(3,244,487)		—		4,897,953		30,011,098
Ships		1,519		—		—		(279)		—		—		1,240
Vehicles		39,069		3,379		(123)		(15,066)		—		10,958		38,217
Equipment		158,606		51,023		(127)		(70,595)		—		33,551		172,458
Tools		116,556		31,505		(119)		(49,065)		—		17,578		116,455
Construction in- progress		19,253,378		9,564,163		—		—		—		(8,905,741)		19,911,800
Finance lease assets		1,120,405		5,894		—		(151,305)		—		17,206		992,200
Asset retirement costs		1,740,922		—		—		(92,140)		—		76,664		1,725,446
Others		1,119,821		15,681		(6)		(751,951)		—		1,193,253		1,576,798

	(Won)	107,406,466	(Won)	10,610,402	(Won)	(535,814)	(Won)	(6,781,734)	(Won)	—	(Won)	1,685,561	(Won)	112,384,881

	2010
	Jan.1, 2010		Acquisition		Disposal		Depreciation		Impairment		Others		Dec.31, 2010
Land	(Won)	12,891,569	(Won)	33,337	(Won)	(75,332)	(Won)	—	(Won)	—	(Won)	41,623	(Won)	12,891,197
Buildings		8,055,613		27,539		(9,599)		(708,518)		—		595,005		7,960,040
Structures		34,363,182		11,821		(253,845)		(1,676,189)		—		2,756,649		35,201,618
Machinery		28,022,823		322,565		(191,961)		(3,102,059)		—		2,751,967		27,803,335
Ships		1,803		—		—		(284)		—		—		1,519
Vehicles		26,639		3,426		(7)		(12,033)		—		21,044		39,069
Equipment		115,209		36,168		(187)		(54,152)		—		61,568		158,606
Tools		103,670		27,849		(69)		(42,225)		—		27,331		116,556
Construction in- progress		15,048,948		9,704,947		—		—		—		(5,500,517)		19,253,378
Finance lease assets		1,248,604		157		(6)		(207,577)		—		79,227		1,120,405
Asset retirement costs		1,705,875		—		—		(86,648)		—		121,695		1,740,922
Others		1,167,637		16,228		658		(688,406)		—		623,704		1,119,821

	(Won)	102,751,572	(Won)	10,184,037	(Won)	(530,348)	(Won)	(6,578,091)	(Won)	—	(Won)	1,579,296	(Won)	107,406,466

20.	INVESTMENT PROPERTIES

(1)	Investment properties as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Land	(Won)	498,280	(Won)	—	(Won)	—	(Won)	—	(Won)	498,280
Building		29,909		(246)		(10,794)		—		18,869

	(Won)	528,189	(Won)	(246)	(Won)	(10,794)	(Won)	—	(Won)	517,149

	Dec. 31, 2010
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Land	(Won)	507,170	(Won)	—	(Won)	—	(Won)	—	(Won)	507,170
Building		39,948		(17)		(13,935)		—		25,996

	(Won)	547,118	(Won)	(17)	(Won)	(13,935)	(Won)	—	(Won)	533,166

	Jan. 1, 2010
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Land	(Won)	485,560	(Won)	—	(Won)	—	(Won)	—	(Won)	485,560
Building		32,477		—		(10,078)		—		22,399

	(Won)	518,037	(Won)	—	(Won)	(10,078)	(Won)	—	(Won)	507,959

(2)	Changes in investment properties for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011
	Jan. 01, 2011		Acquisition		Disposal		Depreciation		Impairment		Others		Dec.31, 2011
Land	(Won)	507,170	(Won)	—	(Won)	(63)	(Won)	—	(Won)	—	(Won)	(8,827)	(Won)	498,280
Buildings		25,996		—		(942)		(927)		—		(5,258)		18,869

	(Won)	533,166	(Won)	—	(Won)	(1,005)	(Won)	(927)	(Won)	—	(Won)	(14,085)	(Won)	517,149

	2010
	Jan. 01, 2010		Acquisition		Disposal		Depreciation		Impairment		Others		Dec.31, 2010
Land	(Won)	485,560	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	21,610	(Won)	507,170
Buildings		22,399		—		—		(1,129)		—		4,726		25,996

	(Won)	507,959	(Won)	—	(Won)	—	(Won)	(1,129)	(Won)	—	(Won)	26,336	(Won)	533,166

(3)	Income and expenses related to investment properties for the year ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Rent income	(Won)	8,639	(Won)	7,593
Operating and maintenance expenses (related to investment property which incurs rental income)		(927)		(1,129)

	(Won)	7,712	(Won)	6,464

(4)	The details of fair value of major investment properties as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Book value		Fair value		Book value		Fair value		Book value		Fair value
Land	(Won)	498,280	(Won)	529,532	(Won)	507,170	(Won)	571,059	(Won)	485,560	(Won)	485,560
Buildings		18,869		18,067		25,996		25,559		22,399		22,399

	(Won)	517,149	(Won)	547,599	(Won)	533,166	(Won)	596,618	(Won)	507,959	(Won)	507,959

As of January 1, 2010, the Company assessed the fair value of its’ investment property using an independent third party. The independent third party has adequate experiences and qualifications to assess investment properties in Republic of Korea. The independent third party used benchmarking methods considering the economic value and similar other properties in the market. Valuation techniques used conform to the International Valuation Standards, based on both the income and market valuation approach.

21.	CONSTRUCTION CONTRACTS:

(1)	Changes in balance of construction contracts for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011
	Jan. 1, 2011		Increase and decrease(*1)		Recognized revenue		Dec. 31, 2011
Nuclear power plant construction in UAE	(Won)	23,857,073	(Won)	—	(Won)	(1,167,433)	(Won)	22,689,640
Kazakhstan EPC and others		573,014		579,622		(287,699)		864,937

	(Won)	24,430,087	(Won)	579,622	(Won)	(1,455,132)	(Won)	23,554,577

(*1)	The increased balance of contracts from new orders and others for the year ended December 31, 2011 is (Won) 593,979 million and the decreased balance of contracts from changes in scale of construction for 2011 is (Won) 14,357 million.

	2010
	Jan. 1, 2011		Increase and decrease(*1)		Recognized revenue		Dec. 31, 2011
Nuclear power plant construction in UAE	(Won)	24,458,442	(Won)	—	(Won)	(601,369)	(Won)	23,857,073
Kazakhstan EPC and others		471,388		255,470		(153,844)		573,014

	(Won)	24,929,830	(Won)	255,470	(Won)	(755,213)	(Won)	24,430,087

(*1)	The increased balance of contracts from new orders and others for the year ended December 31, 2011 is (Won) 277,950 million and the decreased balance of contracts from changes in scale of construction and others for 2011 is (Won)22,480 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

	2011
	Accumulated earned revenue		Accumulated expense		Accumulated profit		Unearned advance receipts		Retention
Nuclear power plant construction in UAE	(Won)	1,768,802	(Won)	1,739,023	(Won)	29,779	(Won)	—	(Won)	—
Kazakhstan EPC and others		399,549		364,150		35,399		4,289		—

	(Won)	2,168,351	(Won)	2,103,173	(Won)	65,178	(Won)	4,289	(Won)	—

	2010
	Accumulated earned revenue		Accumulated expense		Accumulated profit		Unearned advance receipts		Retention
Nuclear power plant construction in UAE	(Won)	601,369	(Won)	601,281	(Won)	88	(Won)	—	(Won)	—
Kazakhstan EPC and others		244,128		225,781		18,347		2,770		—

	(Won)	845,497	(Won)	827,062	(Won)	18,435	(Won)	2,770	(Won)	—

(3)	The gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Assets(*1)		Liabilities(*2)		Assets(*1)		Liabilities(*2)		Assets(*1)		Liabilities(*2)
Nuclear power plant construction in UAE	(Won)	—	(Won)	320,612	(Won)	6,212	(Won)	—	(Won)	—	(Won)	—
Kazakhstan EPC and others		37,301		16,926		12,001		4,263		12,007		5,714

	(Won)	37,301	(Won)	337,538	(Won)	18,213	(Won)	4,263	(Won)	12,007	(Won)	5,714

(*1)	Accounted for as accounts receivables in the Company’s consolidated financial statements.

(*2)	Accounted for as non-financial liabilities in the Company’s consolidated financial statements.

22.	INTANGIBLE ASSETS

(1)	Intangible assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Software	(Won)	290,846	(Won)	(409)	(Won)	(197,366)	(Won)	—	(Won)	93,071
Licences and franchises		3,398		—		(1,911)		—		1,487
Copyrights, patents rights and other industrial rights		6,816		—		(2,741)		—		4,075
Mining rights		470,958		—		(76)		—		470,882
Development expenses		655,222		(11,653)		(571,061)		—		72,508
Intangible assets under development		56,556		(10,653)		—		—		45,903
Usage rights of donated assets and other		278,919		(75)		(198,865)		—		79,979
Leasehold rights		19,112		—		(18,232)		—		880
Others		141,605		(16)		(49,787)		(11,878)		79,924

	(Won)	1,923,432	(Won)	(22,806)	(Won)	(1,040,039)	(Won)	(11,878)	(Won)	848,709

	Dec. 31, 2010
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Software	(Won)	233,985	(Won)	(584)	(Won)	(157,145)	(Won)	—	(Won)	76,256
Licences and franchises		3,399		—		(1,269)		—		2,130
Copyrights, patents rights and other industrial rights		4,034		—		(2,334)		—		1,700
Mining rights		464,587		—		—		—		464,587
Development expenses		597,137		(25,735)		(488,677)		—		82,725
Intangible assets under development		12,257		—		—		—		12,257
Usage rights of donated assets and other		371,855		(87)		(278,140)		—		93,628
Leasehold rights		19,113		—		(18,196)		—		917
Others		302,562		(41)		(101,928)		(11,657)		188,936

	(Won)	2,008,929	(Won)	(26,447)	(Won)	(1,047,689)	(Won)	(11,657)	(Won)	923,136

	Jan. 1, 2010
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Software	(Won)	203,438	(Won)	(665)	(Won)	(141,802)	(Won)	—	(Won)	60,971
Licences and franchises		3,399		—		(589)		—		2,810
Copyrights, patents rights and other industrial rights		3,746		—		(2,061)		—		1,685
Mining rights		—		—		—		—		—
Development expenses		609,877		(29,848)		(479,508)		—		100,521
Intangible assets under development		9,994		—		—		—		9,994
Usage rights of donated assets and other		371,942		(99)		(250,186)		—		121,657
Leasehold rights		19,112		—		(18,150)		—		962
Others		292,217		(66)		(78,579)		(11,036)		202,536

	(Won)	1,513,725	(Won)	(30,678)	(Won)	(970,875)	(Won)	(11,036)	(Won)	501,136

(2)	Changes in intangible assets for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	Jan. 1, 2011		2011
			Acquisition		Disposal		Amortization		Impairment		Others		Dec. 31, 2011
Software	(Won)	76,256	(Won)	9,979	(Won)	(23)	(Won)	(34,093)	(Won)	—	(Won)	40,952	(Won)	93,071
Licenses and franchises		2,130		—		—		(643)		—		—		1,487
Copyrights, patents rights and other industrial rights		1,700		201		(5)		(373)		—		2,552		4,075
Mining rights		464,587		—		—		—		—		6,295		470,882
Development expenses		82,725		636		—		(40,023)		—		29,170		72,508
Intangible assets under development		12,257		29,018		—		—		—		4,628		45,903
Usage rights of donated assets and other		93,628		—		—		(13,602)		—		(47)		79,979
Leasehold rights		917		—		—		(37)		—		—		880
Others		188,936		2,765		(444)		(5,958)		(221)		(105,154)		79,924

	(Won)	923,136	(Won)	42,599	(Won)	(472)	(Won)	(94,729)	(Won)	(221)	(Won)	(21,604)	(Won)	848,709

	Jan. 1, 2010		2010
			Acquisition		Disposal		Amortization		Impairment		Others		Dec. 31, 2010
Software	(Won)	60,971	(Won)	7,196	(Won)	—	(Won)	(21,672)	(Won)	—	(Won)	29,761	(Won)	76,256
Licenses and franchises		2,810		—		—		(680)		—		—		2,130
Copyrights, patents rights and other industrial rights		1,685		72		—		(318)		—		261		1,700
Mining rights		—		426,719		—		—		—		37,868		464,587
Development expenses		100,521		7,478		—		(42,206)		—		16,932		82,725
Intangible assets under development		9,994		25,514		—		—		—		(23,251)		12,257
Usage rights of donated assets and other		121,657		—		—		(27,982)		—		(47)		93,628
Leasehold rights		962		—		—		(45)		—		—		917
Others		202,536		3,434		(210)		(24,541)		(451)		8,168		188,936

	(Won)	501,136	(Won)	470,413	(Won)	(210)	(Won)	(117,444)	(Won)	(451)	(Won)	69,692	(Won)	923,136

(3)	Specific intangible assets which are significant as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions, AUD in thousands):

Dec. 31, 2011
Type	Descriptions	Currency	Amount	Remaining useful years
Software	ERP system	KRW	25,400	4 months ~ 4 years
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenses	Development of manufacturing technology Zircaloy tube (21103)	KRW	4,919	2 years
Development expenses	WH type improved nuclear fuel (21506)	KRW	2,659	1 year and 3 months
Intangible assets under development	Smart technology verification and standard design project conducting right	KRW	10,000	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) Sharing charge	KRW	8,887	5 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	58,240	10 years
Others	Shingwangju electricity supply facility usage right	KRW	4,986	7 years and 5 months

Dec. 31, 2010
Type	Descriptions	Currency	Amount	Remaining useful years
Software	ERP system	KRW	29,161	1 year and 4 months ~ 3 years and 5 months
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenses	Development of manufacturing technology Zircaloy tube (21103)	KRW	7,379	3 years
Development expenses	WH type improved nuclear fuel (21506)	KRW	4,785	2 years and 3 months
Intangible assets under development	Songdo international business district (sector 1, 3) Sharing charge	KRW	10,410	6 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	64,537	11 years
Usage rights of donated assets	Boryung dam industrial water usage right	KRW	2,468	2 years
Others	Shingwangju electricity supply facility usage right	KRW	5,671	8 years and 5 months

Jan. 1, 2010
Type	Descriptions	Currency	Amount	Remaining useful years
Software	ERP system	KRW	32,254	2 years and 4 months ~ 4 years
Development expenses	Development of manufacturing technology Zircaloy tube (21103)	KRW	9,839	4 years
Development expenses	WH type improved nuclear fuel (21506)	KRW	6,912	3 years and 3 months
Usable and profitable donation assets	Songdo international business district (sector 1, 3) Sharing charge	KRW	11,934	7 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	70,833	12 years
Usage rights of donated assets	Boryung dam industrial water usage right	KRW	12,338	3 years
Others	Shingwangju electricity supply facility usage right	KRW	6,330	9 years and 5 months

(4)	For the years ended December, 2011 and 2010, the Company recognized research and development expense of (Won)523,920 million and (Won)448,754 million, respectively.

23.	ACCOUNT AND OTHER PAYABLES

(1)	Account and other payables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Current		Non-current		Current		Non-current		Current		Non-current
Account payables	(Won)	3,132,744	(Won)	—	(Won)	2,427,327	(Won)	2,250	(Won)	1,927,617	(Won)	—
Non-trade payables		2,128,989		3,019,479		950,804		4,009,673		1,169,992		3,873,315
Accrued expenses		1,142,440		1,596		986,632		1,368		845,409		1,552
Leasehold deposits received		1,397		100		1,197		400		1,633		200
Other deposits received		42,593		91,594		80,046		76,525		32,063		66,761
Finance lease liabilities		127,033		1,007,976		123,666		1,135,536		117,592		1,259,060
Dividend payable		962		—		1,473		—		17,923		—
Others		—		57,392		—		55,172		53,999		44,602

	(Won)	6,576,158	(Won)	4,178,137	(Won)	4,571,145	(Won)	5,280,924	(Won)	4,166,228	(Won)	5,245,490

24.	BORROWINGS AND DEBENTURES

(1)	Borrowings and debentures as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Current liabilities:
Short-term borrowings	(Won)	1,173,568	(Won)	457,931	(Won)	592,875
Current portion of long-term borrowings		929,508		1,353,890		1,853,368
Current portion of long-term debentures		4,906,203		4,885,287		3,777,048
Current portion of exchangeable bonds		—		76,490		—
Less: Current portion of present value discount		(1,486)		(38)		(66)
Less: Discount on debentures		(1,748)		(4,450)		(1,395)

		7,006,045		6,769,110		6,221,830
Non-current liabilities:
Long-term borrowings		4,650,986		2,832,668		2,509,245
Debentures		34,643,312		30,100,625		25,511,656
Exchangeable bonds		—		—		75,460
Less: Present value discount		(9,667)		(9,766)		(17,753)
Less: Discount on debentures		(86,132)		(75,603)		(81,321)

		39,198,499		32,847,924		27,997,287

	(Won)	46,204,544	(Won)	39,617,034	(Won)	34,219,117

(2)	Short-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

Dec. 31, 2011
Type	Creditor	Interest rate(%)	Amount
Local short-term borrowings	Shinhan bank and others	3.53 ~ 4.87	(Won)	533,046
Foreign short-term borrowings	Korea exchange bank and others	0.96 ~ 2.08		633,866
Bank overdrafts	Nonghyup bank	—		6,656

			(Won)	1,173,568

Dec. 31, 2010
Type	Creditor	Interest rate(%)	Amount
Local short-term borrowings	Shinhan bank and others	2.81	(Won)	50,000
Foreign short-term borrowings	Standard chartered bank and others	0.01 ~ 1.80		407,931

			(Won)	457,931

Jan. 1, 2010
Type	Creditor	Interest rate(%)	Amount
Local short-term borrowings	Shinhan bank and others	2.81 ~ 3.24	(Won)	307,000
Foreign short-term borrowings	BNP Paribas and others	1.15~2.13, 3M Libor+1.40~1.45		285,875

			(Won)	592,875

(3)	Long-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions, USD in thousands):

Dec. 31, 2011
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency	Local currency
Korea development bank	Others	0.50	2012~2044	—	11,247
Korea exchange bank	Commercial paper	3.81~4.79, 3M CD + 0.03~0.58	2012~2014	—	2,200,000
Korea exchange bank	Energy rationalization	2.50	2019	—	1,450
Korea exchange bank	Development of power resources	3yr KTB rate - 2.25	2013	—	12,000
Korea exchange bank	Facility	3yr KTB rate - 1.25	2014	—	38,551
Korea exchange bank	Others	2.75	2011~2021	—	5,200
Samsung securities	Commercial paper	3M CD + 0.10	2012	—	100,000
Korea industrial bank	Development of power resources	4.00, 3yr KTB rate - 2.25	2012~2016	—	50,666
Korea industrial bank	Facility	3yr KTB rate - 1.25	2012	—	7,000
Korea industrial bank	Development of power resources	3yr KTB rate - 1.25	2016	—	2,994
Kookmin bank	Development of power resources	4.00	2015	—	25,080
Hana bank	Development of power resources	4.00, 3yr KTB rate - 2.25	2014	—	60,900
Export-import Bank of Korea	Project loans	2.00	2026	—	38,300

Dec. 31, 2011
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency		Local currency
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.08~0.31	2012~2018		—		1,712,222
Korea Resources Corporation	Development of power resources	3yr KTB rate - 2.25	2013~2026		—		82,485
Korea Resources Corporation	Project loans	—	—		—		11,290
Korea national oil corporation	Project loans	3yr KTB rate - 2.25	2021~2023	USD	8,784		10,131
Korea Finance Corporation and others	Project loans	3M Libor + 1.63	2013	USD	157,967		182,183
Export-import Bank of US and others	Project loans	4.48~8.28	2014	USD	93,653		108,010
Export-import Bank of Korea	Direct Loan	3M Libor + 2.60~3.70	2027	USD	319,742		368,759
SMBC and others	Others	3M Libor + 1.10~2.30	2013~2033	USD	158,461		182,753
DBS	Facility	3M Libor + 0.25	2013	USD	200,000		230,660
Others	Facility	8.00~14.00	2017~2031	USD	3,714		4,283
Woori bank	Syndicated Loan	3M Libor + 0.27~0.30	2017	USD	116,475		134,330

				USD	1,058,796		5,580,494

Less: Present value discount					—		(11,153)
Less: Current portion of long-term borrowings					—		(929,508)
Less: Current portion of present value discount					—		1,486

					—	(Won)	4,641,319

Dec. 31, 2010
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency	Local currency
Korea development bank	Others	0.50	2011~2044	—	(Won)	13,301
Korea development bank	Facility	3M CD + 0.66	2011	—		66,667
Korea exchange bank	Commercial paper	3.16~4.79, 3M CD + 0.15~0.58	2011~2013	—		1,800,000
Korea exchange bank	Energy rationalization	2.25	2011~2019	—		2,850
Korea exchange bank	Development of power resources	4.00	2011	—		18,000
Korea exchange bank	Facility	3yr KTB rate - 1.25	2011~2021	—		55,082

Dec. 31, 2010
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency	Local currency
Korea industrial bank	Development of power resources	4.00	2012~2016	—	(Won)	57,666
Korea industrial bank	Facility	3yr KTB rate - 1.25	2012	—		14,000
Korea industrial bank	Development of power resources	3yr KTB rate - 1.25	2016	—		2,994
Kookmin bank	Development of power resources	4.00	2015	—		31,350
Hana bank	Development of power resources	4.00	2014	—		81,200
Export-import Bank of Korea	Project loans	2.00	2026	—		38,300
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.08~0.31	2011~2012	—		867,222
Korea Resources Corporation	Development of power resources	3yr KTB rate - 2.25	2013~2026	—		77,260
Korea Resources Corporation	Project loans	—	—	—		10,017
Nonghyup bank	Development of power resources	3yr KTB rate + 0.16	2011	—		10,000
Nonghyup bank	Facility	4.00	2011	—		9,375
Woori bank	Facility	3yr KTB rate- 1.25	2011	—		3,580
Korea national Oil corporation	Project loans	3yr KTB rate - 2.25	2021~2023	USD 9,005		10,256
Korea Finance Corporation and others	Project loans	3M Libor + 1.63	2013	USD 162,672		185,267
Export-import Bank of US and others	Project loans	4.48~8.28	2014	USD 89,875		102,359
Export-import Bank of Korea	Direct Loan	3M Libor + 3.70	2027~2031	USD 262,253		298,680
SMBC and others	Others	3M Libor + 1.10~2.30	2013~2033	USD 37,476		42,681
DBS	Facility	3M Libor + 0.25	2013	USD 200,000		227,780
Others	Facility	8.00~14.00	2017~2031	USD 3,427		3,903
Woori bank	Syndicated Loan	3M Libor + 0.27~0.50	2017	USD 137,649		156,768

				USD 902,357		4,186,558

Less: Present value discount				—		(9,804)
Less: Current portion of long-term borrowings				—		(1,353,890)
Less: Current portion of present value discount				—		38

				—	(Won)	2,822,902

Jan. 1, 2010
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency	Local currency
Korea development bank	Others	0.50	2010~2044	—	(Won)	15,481
Korea development bank	Facility	1yr KDB bond rate + 0.08~0.33, 3M CD + 0.66	2010~2012	—		1,922,221
Korea exchange bank	Commercial paper	4.79, 3M CD + 0.21~0.54	2010~2013	—		1,300,000
Korea exchange bank	Energy rationalization	2.25	2011~2019	—		4,250
Korea exchange bank	Development of power resources	4.00	2013	—		24,000
Korea exchange bank	Facility	3yr KTB rate - 1.25	2011~2021	—		71,082
Korea industrial bank	Development of power resources	4.00	2012~2016	—		64,666
Korea industrial bank	Facility	3yr KTB rate - 1.25	2012	—		21,000
Korea industrial bank	Development of power resources	3yr KTB rate - 1.25	2016	—		2,994
Kookmin bank	Development of power resources	4.00	2015	—		31,350
Hana bank	Development of power resources	4.00	2014	—		101,500
Export-import Bank of Korea	Project loans	2.00	2026	—		38,300
Korea Resources Corporation	Development of power resources	3yr KTB rate - 2.25	2013~2025	—		53,534
Korea Resources Corporation	Project loans	—	—	—		7,039
Nonghyup bank	Development of power resources	4.00	2011	—		20,000
Nonghyup bank	Facility	3yr KTB rate + 0.16	2011	—		46,875
Woori bank	Facility	3M CD + 0.29	2010	—		100,000
Woori bank	Facility	3yr KTB rate - 1.25	2011	—		7,160
Ministry of knowledge and economy	Development of power resources	4.00	2010	—		10,000
Korea national Oil corporation	Project loans	3yr KTB rate - 2.25	2021~2023	USD 8,784		10,256
Korea Finance Corporation and others	Project loans	3M Libor + 1.63	2013	—		—
Export-import Bank of US and others	Project loans	4.48~8.28	2014	USD168,604		196,862
Export-import Bank of Korea	Direct Loan	3M Libor + 2.60~3.70	2027~2031	USD110,140		128,600

Jan. 1, 2010
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency	Local currency
SMBC and others	Others	3M Libor + 1.10~2.30	2013~2033	—		—
DBS	Facility	3M Libor + 0.25	2013	—		—
Others	Facility	8.00~14.00	2017~2031	—		—
Woori bank	Syndicated Loan	3M Libor + 0.27~0.30	2017	USD158,825		185,443

				USD446,353		4,362,613

Less: Present value discount				—		(17,819)
Less: Current portion of long-term borrowings				—		(1,853,368)
Less: Current portion of present value discount				—		66

				—	(Won)	2,491,492

(4)	Debentures as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

Type	Contract period	Annual interest rate(%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Electricity bonds	2003 ~ 2021	3.35~7.19	(Won)	22,080,000	(Won)	19,690,000	(Won)	15,500,000
Electricity bonds	2010 ~ 2015	3M CD+0.90~1.05		250,000		350,000		—
Corporate bonds	2005 ~ 2040	3.85~7.58		7,990,010		6,000,010		5,840,010

				30,320,010		26,040,010		21,340,010

Less: Discount on debentures				(25,425)		(21,629)		(23,348)
Less: Current portion of long-term debentures				(4,180,010)		(3,780,000)		(2,650,000)
Less: Current portion of discount on debentures				860		1,310		861

			(Won)	26,115,435	(Won)	22,239,691	(Won)	18,667,523

(5)	Foreign debentures as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

Type	Issue date	Maturity date	Interest rate(%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
FY-93	1993.04.14	2013.04.14	7.75	(Won)	403,655	(Won)	398,615	(Won)	408,660
FY-96	1996.04.01	2096.04.01	6.00~8.28		290,229		287,762		296,313
FY-97	1997.01.31	2027.08.04	6.75~7.00		362,963		358,431		367,464
FY-03	2003.05.25	2016.05.25	4.75~6.00		518,985		512,505		525,420
FY-04	2004.04.21	2034.04.21	4.875~5.75		518,985		968,065		992,460
FY-05	2005.07.25	2012.11.15	3.13~5.25		345,990		341,670		768,850
FY-06	2006.03.14	2016.09.29	5.5		403,655		398,615		408,660
FY-07	2007.08.31	2010.10.25	1.02~1.65		—		—		353,590

Type	Issue date	Maturity date	I nterest rate(%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
FY-07	2007.10.29	2010.11.22	3M Tibor+0.50, 3M Euro Yen Libor+0.05		—		—		353,590
FY-08	2008.02.11	2018.11.27	4.15~5.38		989,012		1,076,646		1,069,884
FY-08	2008.04.18	2011.08.20	3M USD Libor+1.50~1.80, 3M JPY Libor+1.70		—		534,679		526,123
FY-09	2009.06.17	2014.07.21	5.5~6.25		1,729,950		1,708,350		1,751,400
FY-09	2009.05.08	2012.05.08	Euro Yen Tibor+2.50		148,516		139,708		126,280
FY-10	2010.09.16	2015.10.05	3.00~3.13		1,383,960		1,366,680		—
FY-10	2010.04.15	2015.11.18	3M USD Libor+0.80~1.90		864,975		854,176		—
FY-11	2011.07.13	2021.07.13	3.63~4.75		922,640		—		—
FY-11	2011.02.18	2014.09.17	3M USD Libor+0.80~1.00		345,990		—		—

					9,229,505		8,945,902		7,948,694

Less: Discount on debentures					(62,455)		(55,891)		(53,011)
Less: Current portion of long-term liabilities					(726,193)		(1,105,287)		(1,127,048)
Less: Current portion of discount on debentures					888		607		534

				(Won)	8,441,745	(Won)	7,785,331	(Won)	6,769,169

(6)	Exchangeable bonds as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

Type	Maturity date	Dec. 31, 2011		Dec. 31, 2010				Jan. 1, 2010
Foreign exchangable bonds 2-1	2011.11.23	(Won)	—	JPY	3,238	(Won)	45,241	JPY	3,238	(Won)	40,893
Foreign exchangable bonds 2-2	2011.11.23		—	EUR	20,646		31,249	EUR	20,646		34,567

			—				76,490				75,460

Less: Discount on debentures			—				(2,533)				(6,357)
Less: Current portion of exchangeable bonds			—				(76,490)				—
Less: Current portion of discount on debentures			—				2,533				—

		(Won)	—			(Won)	—			(Won)	69,103

On November 21, 2006, the Company issued foreign exchangeable bonds in the amount of JPY 61,345,128 thousand and EUR 463,321 thousand, at a discounted value of JPY 60,810,000 thousand and EUR 401,700 thousand, respectively. The main terms of the bonds are as follows:

•	Maturity date: November 23, 2011

•	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

•	Shares to be exchanged: Common shares of the Company or its equivalent DR

•	Exchange price: (Won)51,000 per share.

On November 23, 2009, the bondholders exercised a put option, 94.72% of JPY 60,810,000 thousand and 95.54% of EUR 401,700 thousand.

In accordance with Article 17 “Issuance of Convertible Bonds” and Article 11 “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the beginning of the fiscal year.

(7)	Details of exchangeable bonds as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Issued date	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Issue price	2006.11.21	(Won)	—	(Won)	76,490	(Won)	75,460
Liability component	2006.11.21		—		76,490		75,460
Equity component	2006.11.21		—		—		—

Liability component is measured at effective interest method. According to effective interest rate 2.57% (5.72% for prior tear), for the years ended December, 2011 and 2010, of interest expenses, (Won)168 million and (Won) 252 million, respectively, is recognized.

The exchangeable bonds above were redeemed during the year ended December 31, 2011.

25.	FINANCE LEASE LIABILITIES

(1)	Lease contracts :

The Company enters into a power purchase agreements (“PPA”) under which the Company is committed to purchase an aggregate capacity of 3,770 megawatts for approximately twenty years from independent power producers, such as, GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substanitally all of the plants’ respective fair values over a twenty year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Minimum lease payment		Present Value of minimum lease payments		Minimum lease payment		Present Value of minimum lease payments		Minimum lease payment		Present Value of minimum lease payments
Less than 1 year	(Won)	239,007	(Won)	127,033	(Won)	247,393	(Won)	123,666	(Won)	253,609	(Won)	117,592
1 ~ 5 years		790,571		577,172		847,507		619,212		910,091		662,538
More than 5 years		731,788		430,804		913,860		516,324		1,098,669		596,522

	(Won)	1,761,366	(Won)	1,135,009	(Won)	2,008,760	(Won)	1,259,202	(Won)	2,262,369	(Won)	1,376,652

(3)	Current and non-current portion of finance lease liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Current finance lease liabilities	(Won)	127,033	(Won)	123,666	(Won)	117,592
Non-current finance lease liabilities		1,007,976		1,135,536		1,259,060

	(Won)	1,135,009	(Won)	1,259,202	(Won)	1,376,652

(4)	Lease payments recognized as an expense from a lessee position for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Minimum lease payment	(Won)	282,042	(Won)	304,656
Contingent rent payment		(8,838)		1,972

	(Won)	273,204	(Won)	306,628

(5)	The Company does not have any non-cancelable operating lease contracts as of December 31, 2011 and 2010.

26.	RETIREMENT BENEFIT OBLIGATIONS:

The Company has both defined benefit plans and defined contribution plans it offers to its employees. Details regarding both plans and the Company’s retirement benefit obligations as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows.

(1)	The principal assumptions used on actuarial valuation are as follows:

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Discount rate	4.27%~4.35%	5.10%~5.15%	5.83%~5.94%
Expected rate of return on plan assets	3.17%~6.75%	3.23%~5.28%	3.23%~5.11%
Future salary and benefit levels	2.10%~15.17%	2.10%~15.17%	2.10%~15.17%

(2)	Details of the Company’s expense relating to its defined benefit plans for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Current service cost	(Won)	278,792	(Won)	267,457
Interest cost		117,901		128,953
Expected return on plan assets		(20,781)		(21,030)
Others		435		552

	(Won)	376,347	(Won)	375,932

For the years ended December 31, 2011 and 2010, the retirement benefit obligations expense of (Won)308,629 million and (Won)297,082 million, respectively, is recognized as cost of sales, and (Won) 66,955 and (Won)62,482 million, respectively, is recognized as selling and administrative expenes, and (Won) 44,994 and (Won)34,722 million, respectively, is recognized as others (eg. Construction in-progress, etc.)

In addition, for the years ended December 31, 2011 and 2010, retirement benefit obligations expenses of (Won)44,231 million and (Won)19,254 million, respectively, relates to the Company’s defined contribution plans.

(3)	Retirement benefit obligations as of December 31, 2011 and 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefit obligation from funded plans	(Won)	2,327,095	(Won)	2,327,753	(Won)	2,411,620
Fair value of plan assets		(459,342)		(433,339)		(490,149)
Present value of defined benefit obligation from unfunded plans		1,423		669		1,090

Net retirement obligations from defined benefit plans		1,869,176		1,895,083		1,922,561

(4)	Changes in retirement benefit obligation for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Beginning balance	(Won)	2,328,423	(Won)	2,412,710
Current service cost		278,792		267,457
Interest cost		117,901		128,953
Actuarial losses		215,922		109,252
Actual payments		(629,403)		(574,430)
Others		16,882		(15,519)

Ending balance	(Won)	2,328,517	(Won)	2,328,423

(5)	Changes in the present value of the plan assets for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Beginning balance	(Won)	433,339	(Won)	490,149
Expected return		20,781		21,030
Actuarial losses		(3,148)		(561)
Contributions by the employers		291,339		96,751
Actual payments		(283,629)		(173,287)
Others		660		743

Ending balance	(Won)	459,342	(Won)	433,339

(6)	The amount of major categories of the fair value of plan assets and expected rate of return on plan assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Fair value of plan assets
	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Equity instruments	(Won)	52,285	(Won)	48,993	(Won)	39,761
Debt instruments		130,346		176,025		163,723
Bank deposit		152,387		113,423		83,459
Others		124,324		94,898		203,206

	(Won)	459,342	(Won)	433,339	(Won)	490,149

	Expected rate of return on plan assets
	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Equity instruments	5.18%	5.67%	5.08%
Debt instruments	4.79%	4.90%	4.98%
Bank deposit	4.81%	4.74%	5.09%
Others	4.88%	5.31%	3.70%
Weighted average	4.86%	5.03%	4.49%

Expected rate of return on plan assets is weighted average of expected rate of return on each category. The managements estimate expected rate of return based on historical trend of yield and market forecasting analysis for the period during defined benefit obligations exist.

In addition, for the years ended December, 2011 and 2010, actual returns on plan assets are (Won)17,633 million and (Won)20,469 million, respectively.

(7)	Other long-term employee benefits obligations as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Other long-term employee benefit obligations	(Won)	73,818	(Won)	69,072	(Won)	62,570

27.	PROVISIONS:

Litigation

The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2011, the Company was engaged in 429 lawsuits as a defendant and 103 lawsuits as a plaintiff. The total amount claimed against the Company was (Won)138,498 million and the total amount claimed by the Company was (Won)21,403 million as of December 31, 2011. As of December 31, 2011, the Company had an accrual for loss contingencies of (Won)44,409 million. The Company records liabilities for estimated loss contingencies when the Company assesses that a loss is probable and the amount of the loss can be reasonably estimated. The determination for a loss contingency is based on management judgment and estimates with respect to the likely outcome of the matter, including the analysis of different scenarios. Liabilities are recorded or adjusted when events or circumstances cause these judgments or estimates to change. In assessing whether a loss is a reasonable possibility, the Company may consider the following factors: the nature of the litigation, claim or assessment, available information, opinions or views of legal counsel and other advisors, and the experience gained from similar cases. The Company provides disclosures for material contingencies when there is a reasonable possibility that a loss or an additional loss may be incurred.

As new developments occur or more information becomes available, our assumptions and estimates of these liabilities may change. Revisions to contingent liabilities are generally reflected in income when new or different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or amount of loss. If changes in these or other assumptions or the anticipated outcomes the Company uses to estimate contingencies cause a loss to become more likely, it could materially affect future results of operations for any particular quarterly or annual period.

Actual amounts realized upon settlement of contingencies may be different than amounts recorded and disclosed and could have a significant impact on the liabilities and expenses recorded on the consolidated financial statements.

Provion for decommissioning cost

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

Provisions of decontanmination of transfomer—PCBs

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(1)	Provisions as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Current		Non-current		Current		Non-current		Current		Non-current
Litigation
Litigation provision	(Won)	—	(Won)	44,409	(Won)	—	(Won)	79,116	(Won)	—	(Won)	45,317
Decommissioning cost
Nuclear plants		—		5,061,265		—		4,694,607		—		4,498,716
Spent fuel		—		869,549		—		834,247		—		743,103
Waste		—		796,521		—		447,473		—		453,404
PCBs		—		215,082		—		278,011		—		231,470
Other recovery provisions		—		—		—		—		—		—
Others
Power plant regional support program		91,987		—		76,955		—		65,360		—
Provision for tax		—		2,013		—		8,219		—		8,119
Provision for financial guarantee		—		11,300		—		—		—		—
Others		396		96		324		688		398		1,507

	(Won)	92,383	(Won)	7,000,235	(Won)	77,279	(Won)	6,342,361	(Won)	65,758	(Won)	5,981,636

(2)	Changes in provisions for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

			2011
	Jan. 1, 2011		Liabilities incurred		Accretion expense		Payment		Reversal		Other		Dec. 31, 2011
Litigation
Litigation provision	(Won)	79,116	(Won)	40,144	(Won)	628	(Won)	(7,373)	(Won)	(39,124)	(Won)	(28,982)	(Won)	44,409
Decommissioning cost
Nuclear plants		4,694,607		155,718		210,940		—		—		—		5,061,265
Spent fuel		834,247		197,596		122,004		(284,298)		—		—		869,549
Waste(*1)		447,473		—		279,330		(13,026)		—		82,744		796,521
PCBs		278,011		22,153		16,351		(16,276)		(85,157)		—		215,082
Others
Power plant regional support program		76,955		—		39,437		(42,299)		—		17,895		91,987
Provision for tax		8,219		205		—		—		(6,411)		—		2,013
Provision for financial guarantee		—		11,300		—		—		—		—		11,300
Others		1,012		211		—		(70)		(53)		(609)		492

	(Won)	6,419,640	(Won)	427,327	(Won)	668,690	(Won)	(363,342)	(Won)	(130,746)	(Won)	71,049	(Won)	7,092,618

(*1)	For the year ended December 31, 2011, the Company recorded a change in estimate related to the KHNP’s, a subsidiary, asset retirement obligation related to its low and intermediate radioactive waste disposal

			2010
	Jan. 1, 2010		Liabilities incurred		Accretion expense		Payment		Reversal		Other		Dec. 31, 2010
Litigation
Litigation provision	(Won)	45,317	(Won)	52,594	(Won)	1,271	(Won)	(5,307)	(Won)	(14,759)	(Won)	—	(Won)	79,116
Decommissioning cost
Nuclear plants		4,498,716		—		196,164		(273)		—		—		4,694,607
Spent fuel		743,103		247,248		95,568		(251,671)		—		—		834,248
Waste		453,404		—		17,361		(23,294)		—		—		447,472
PCBs		231,470		69,969		15,022		(38,450)		—		—		278,011
Others
Power plant regional support program		65,360		—		38,536		(45,443)		—		18,502		76,955
Provision for tax		8,119		101		—		—		—		—		8,220
Provision for financial guarantee		—		—		—		—		—		—		—
Others		1,905		105		616		(66)		(1,443)		(105)		1,012

	(Won)	6,047,394	(Won)	370,017	(Won)	364,538	(Won)	(364,504)	(Won)	(16,202)	(Won)	18,397	(Won)	6,419,640

28.	DEFERRED REVENUE

(1)	Deferred revenue related to the Company’s construction contracts as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Deferred revenue	(Won)	5,428,993	(Won)	5,003,994	(Won)	4,637,085

29.	NON-FINANCIAL LIABILITIES

(1)	Non-financial liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Current		Non-current		Current		Non-current		Current		Non-current
Advance received	(Won)	2,866,238	(Won)	6,607	(Won)	1,752,595	(Won)	9,847	(Won)	1,235,140	(Won)	388,903
Unearned revenue		47,620		152,750		91,362		175,021		88,543		197,332
Deferred revenue		—		5,428,993		—		5,003,994		—		4,637,085
Withholdings		236,834		4,911		215,464		6,515		197,030		6,875
Others		390,870		17,749		323,882		26,479		307,988		20,987

	(Won)	3,541,562	(Won)	5,611,010	(Won)	2,383,303	(Won)	5,221,856	(Won)	1,828,701	(Won)	5,251,182

30.	CONTRIBUTED CAPITAL:

(1)	Composition of shares issued as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
	Shares authorized	Shares issued	Par value per share		Owned by Government		Others		Total
Common shares	1,200,000,000	641,964,077	(Won)	5,000	(Won)	1,640,385	(Won)	1,569,435	(Won)	3,209,820

	Dec. 31, 2010
	Shares authorized	Shares issued	Par value per share		Owned by Government		Others		Total
Common shares	1,200,000,000	641,567,712	(Won)	5,000	(Won)	1,638,404	(Won)	1,569,435	(Won)	3,207,839

	Jan. 1, 2010
	Shares authorized	Shares issued	Par value per share		Owned by Government		Others		Total
Common shares	1,200,000,000	641,567,712	(Won)	5,000	(Won)	1,638,404	(Won)	1,569,435	(Won)	3,207,839

(2)	Changes in number of outstanding capital stock for the years ended December. 31, 2011 and 2010 :

	2011	2010
Beginning balance	641,567,712	641,567,712
Increased shares issued(*1)	396,365	—

Ending balance	641,964,077	641,567,712

(*1)	On April 21, 2011, the Board of Directors of KEPCO approved the issuance of 396,365 shares of common stock to the Korean government. The Company issued new shares in consideration for the Korean government’s capital contribution to the Company; the Korean government transferred electricity transmission lines and related equipments from the Korean military to the Company.

(3)	Composition of Share premium as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Share premium	(Won)	843,758	(Won)	835,140	(Won)	835,140

31.	RETAINED EARNINGS AND DIVIDENDS PAID

(1)	Compositions of retained earnings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Legal reserve(*1)	(Won)	1,603,919	(Won)	1,603,919	(Won)	1,603,919
Voluntary reserves		21,766,678		21,828,100		21,905,812
Retained earnings before appropriations		12,398,497		15,864,213		15,987,364

Retained earnings	(Won)	35,769,094	(Won)	39,296,232	(Won)	39,497,095

(*1)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Company’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Compositions of voluntary reserves as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Reserve for investment on social overhead capital	(Won)	5,277,449	(Won)	5,277,449	(Won)	5,277,449
Reserve for research and human development(*1)		330,000		330,000		330,000
Reserve for business expansion		15,949,229		16,010,651		16,088,363
Reserve for equalizing dividends		210,000		210,000		210,000

	(Won)	21,766,678	(Won)	21,828,100	(Won)	21,905,812

(*1)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Beginning balance	(Won)	39,296,232	(Won)	39,497,095
Net income(loss) attributable to Owners of the parent Company		(3,370,464)		(119,931)
Changes in equity method retained earnings		(5,002)		(2,056)
Actuarial losses		(151,672)		(78,876)

Ending balance	(Won)	35,769,094	(Won)	39,296,232

(4)	Dividends paid for the years ended December 31, 2011 and 2010 are as follows :

2011
	Number of shares issued	Number of treasury shares	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share
Common shares	641,964,077	18,929,995	623,034,082	—	—
Preferred shares	—	—	—	—	—

2010
	Number of shares issued	Number of treasury shares	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share
Common shares	641,567,712	18,929,995	622,637,717	—	—
Preferred shares	—	—	—	—	—

(5)	Changes in retained earnings of investment in associates and joint ventures for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Beginning balance	(Won)	(2,056)	(Won)	—
Changes		(9,189)		(3,380)
Income tax effect		4,187		1,324

Ending balance	(Won)	(7,058)	(Won)	(2,056)

(6)	Changes in actuarial losses on retirement benefit obligations for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Beginning balance	(Won)	85,605	(Won)	—
Changes		219,070		109,813
Income tax effect		(66,873)		(24,208)

Ending balance	(Won)	237,802	(Won)	85,605

32.	STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the year ended December 31, 2011, the Company’s retained earnings are expected to be appropriated on March 30, 2012. For the year ended December 31, 2010, the Company’s retained earnings were appropriated on March 11, 2011.

Statements of appropriation of retained earnings of KEPCO, the parent, for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
I. RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried over from prior year	(Won)	7,826,305	(Won)	—
Effect of transition to IFRS		—		9,317,382
Loss for the period		(3,514,130)		(1,478,227)
Actuarial losses		(117,538)		(74,271)

		4,194,637		7,764,884

II. TRANSFER FROM VOLUNTARY RESERVES:
Transfer from reserve for business expansion		—		61,421

		—		61,421

III. SUBTOTAL(I + II )	(Won)	4,194,637	(Won)	7,826,305

IV. APPROPRIATIONS OF RETAINED EARNINGS:
Transfer to reserve for business expansion		(4,194,637)		—

		(4,194,637)		—

V. UNAPPROPRIATED RETAINED EARNINGS TO BE
Carried forward to subsequent year	(Won)	—	(Won)	7,826,305

33.	OTHER COMPONENTS OF EQUITY

(1)	Other components of equity of the parent as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows(KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Other capital surpluses	(Won)	639,028	(Won)	569,630	(Won)	471,708
Accumulated other comprehensive income		255,095		355,626		306,235
Treasury shares		(741,489)		(741,489)		(741,489)
Other equity		13,294,990		13,295,000		13,295,000

	(Won)	13,447,624	(Won)	13,478,767	(Won)	13,331,454

(2)	Changes in other capital surplus of the parent for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011				2010
	Gains on disposal of treasury shares		Others		Gains on disposal of treasury shares		Others
Beginning balance	(Won)	—	(Won)	569,630	(Won)	—	(Won)	471,708
Disposal of subsidiary		—		91,541		—		129,185
Increase of shares issued		—		—		—		—
Reduction of shares issued		—		—		—		—
Income tax effect		—		(22,143)		—		(31,263)

Ending balance	(Won)	—	(Won)	639,028	(Won)	—	(Won)	569,630

(3)	Changes in accumulated other comprehensive income (loss) of the parent for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011
	Available-for-sale financial asset valuation reserve		Share in other comprehensive income of investments in associates and joint ventures		Reverse for overseas operations translation credit		Reverse for gains(loss) on valuation of derivatives
Beginning balance	(Won)	148,753	(Won)	188,566	(Won)	(7,685)	(Won)	25,992
Net change in fair value of available- for-sale financial assets		(174,937)		—		—		—
Valuation of investments in associates and joint ventures		—		50,881		—		—
Overseas operations translation		—		—		42,173		—
Valuation of derivatives		—		—		—		(18,648)

Ending balance	(Won)	(26,184)	(Won)	239,447	(Won)	34,488	(Won)	7,344

	2010
	Available-for-sale financial asset valuation reserve		Share in other comprehensive income of investments in associates and joint ventures		Reverse for overseas operations translation credit		Reverse for gains(loss) on valuation of derivatives
Beginning balance	(Won)	24,430	(Won)	220,807	(Won)	—	(Won)	60,997
Net change in fair value of available- for-sale financial assets		124,323		—		—		—
Valuation of investments in associates and joint ventures		—		(32,241)		—		—
Overseas operations translation		—		—		(7,685)		—
Valuation of derivatives		—		—		—		(35,005)

Ending balance	(Won)	148,753	(Won)	188,566	(Won)	(7,685)	(Won)	25,992

(4)	Changes in treasury shares for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Beginning balance	(Won)	(741,489)	(Won)	(741,489)
Changes		—		—

Ending balance	(Won)	(741,489)	(Won)	(741,489)

(5)	Changes in other equity for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Beginning balance	(Won)	13,295,000	(Won)	13,295,000
Changes		(10)		—

Ending balance	(Won)	13,294,990	(Won)	13,295,000

34.	SALES

(1)	Details of sales for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011				2010
	Domestic		Overseas		Domestic		Overseas
Sales of goods
Sales of electricity		40,859,998		—		37,202,310		—
Sales of heat supply		190,336		—		229,960		—
Others		442,486		261,734		327,859		244,196

	(Won)	41,492,820	(Won)	261,734	(Won)	37,760,129	(Won)	244,196

Sales of service		186,837		135,779		230,787		516,257
Sales of construction contracts		171,411		1,283,721		97,656		657,557

	(Won)	41,851,068	(Won)	1,681,234	(Won)	38,088,572	(Won)	1,418,010

35.	SELLING AND ADMINISTRATIVE EXPENSES

(1)	Composition of selling and administrative expenses for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Salaries	(Won)	537,137	(Won)	532,502
Retirement benefit expense		66,955		62,482
Welfare and benefit expense		104,588		91,731
Insurance expense		3,066		2,310
Depreciation		41,900		31,560
Amortization of intangible assets		53,525		42,448
Bad debt expense		14,269		13,098
Commission		509,846		499,728
Advertising expense		21,918		22,371
Training expense		5,125		3,994
Vehicle maintenance expense		11,690		10,276
Publishing expense		2,858		2,591
Business promotion expense		3,171		3,198
Rent expense		26,550		27,429
Telecommunication expense		23,722		24,627
Transportation expense		226		351
Taxes and dues		64,707		56,268
Expendable supplies expense		3,720		3,600
Water, light and heating expense		8,683		8,797
Repairs and maintenance expense		12,232		9,659
Ordinary development expense		134,929		118,767
Travel expense		11,019		9,350
Clothing expense		2,356		2,242
Survey and analysis expense		769		722
Membership fee		609		523
Others		86,127		64,136

	(Won)	1,751,697	(Won)	1,644,760

36.	OTHER OPERATING INCOME AND EXPENSE

(1)	Other operating income for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Reversal of other provisions	(Won)	110	(Won)	14,754
Reversal of allowance for doubtful accounts		460		6,952
Gains on assets contributed		4,392		1,390
Gains on liabilities exempted		4,578		5,679
Compensation and reparations revenue		30,350		12,501
Electricity infrastructure development fund		48,154		41,189
Revenue from research contracts		6,124		542
Revenue related to transfer of assets from customers		280,458		257,505
Rental income		180,563		168,386
Others		43,114		28,017

	(Won)	598,303	(Won)	536,915

(2)	Other operating expense for the years ended December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	2011		2010
Compensation and reparations expense	(Won)	2,000	(Won)	—
Transfer to other provisions		238		22,004
Depreciation expenses on investment properties		927		1,129
Depreciation expenses on assets not in use		6,619		6,723
Other bad debt expense		867		471
Donations		100,352		30,874
Others		36,592		8,586

	(Won)	147,595	(Won)	69,787

37.	OTHER INCOME (LOSS)

(1)	Composition of other income and loss for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Other income
Gains on disposition of property plant, and equipment	(Won)	38,776	(Won)	42,037
Reversal of Impairment loss on intangible assets		—		16
Gains on foreign currency translation(*1)		1,659		4,634
Gains on foreign currency transaction(*1)		100,811		90,452
Insurance proceeds		—		34
Others		213,624		219,110

Other loss
Loss on disposition of property plant, and equipment		31,228		46,882
Loss on disposition of intangible assets		5		12
Impairment loss on property, plant, and equipment		—		26,648
Impairment loss on intangible assets		221		451
Loss on foreign currency translation(*1)		5,402		3,603
Loss on foreign currency transaction(*1)		98,806		97,210
Others		53,505		63,270

	(Won)	165,703	(Won)	118,207

(*1)	Relates to Company’s operating activities

38.	FINANCE INCOME

(1)	Finance income for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Interest income	(Won)	291,625	(Won)	120,422
Dividends income		18,894		3,341
Gains on disposition of financial assets		—		1,137
Gains on valuation of derivatives		171,341		27,387
Gains on transaction of derivatives		30,660		98,809
Gains on foreign currency translation(*1)		8,172		209,245
Gains on foreign currency transaction(*1)		86,778		131,150
Other finance income		122		—

	(Won)	607,592	(Won)	591,491

(*1)	Gains on foreign currency translation and gains on foreign currency transaction are arising from financing activities.

(2)	Interest income included in finance income for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Cash and cash equivalents	(Won)	72,534	(Won)	63,518
Held-to-maturity investments		85		90
Loans and receivables		202,104		35,291
Accounts and other receivables		16,902		21,523

	(Won)	291,625	(Won)	120,422

39.	FINANCE EXPENSE

(1)	Finance expense for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Interest expense	(Won)	2,123,579	(Won)	2,045,684
Loss on disposition of financial assets		—		227
Loss on valuation of derivatives		46,325		235,194
Loss on transaction of derivatives		80,369		87,336
Loss on foreign currency translation(*1)		230,441		100,118
Loss on foreign currency transaction(*1)		38,136		89,866

	(Won)	2,518,850	(Won)	2,558,425

(*1)	Loss on foreign currency translation and loss on foreign currency transaction are arising from financing activities.

(2)	Interest expense included in finance expense for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Accounts and other payables	(Won)	147,882	(Won)	268,120
Short-term borrowings		101,304		21,449
Long-term borrowings		201,252		150,902
Debentures		1,936,682		1,764,938
Exchangeable bonds		2,533		2,515
Other financial liabilities		307,272		274,187

		2,696,925		2,482,111

Capitalized borrowing costs		(573,346)		(436,427)

	(Won)	2,123,579	(Won)	2,045,684

Capitalization rates for the years ended December 31, 2011 and 2010 are 3.67% to 5.30% and 3.28% to 5.36% respectively.

40.	INCOME TAX EXPENSE

(1)	Income tax expense for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Current income tax expense
Payment of income tax	(Won)	575,973	(Won)	393,983
Adjustment recognized in the period for current tax of prior period		(44,524)		(65,184)
Current income tax directly recognized in equity		35,799		18,600
Change in tax reserve for uncertain tax position		(6,226)		100

		561,022		347,499

Deferred income tax expense
Generation and realization of temporary differences		(1,572,623)		(244,349)
Reclassified from equity to income		—		—
Recognition of unrecognized tax losses in the past, tax credit and temporary differences prior to previous period		(231,528)		1,130
Changes in deferred tax on tax losses incurred in the period		1,020,378		316,722
Impairment of deferred tax assets		697,779		—
Tax credit carry back		(3,525)		13,037
Changes in tax rates or tax laws		348,368		4,740
Changes in accounting policy that cannot be applied retroactively		—		—

		258,849		91,280

Income tax expense	(Won)	819,871	(Won)	438,779

(2)	Reconciliation between income tax expense and accounting income for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Income before income tax expenses	(Won)	(2,473,126)	(Won)	369,612
Income tax expense in accordance with applicable tax rate (tax rate: 24.2%)		(598,496)		89,446
Adjustments
Additional payment of income taxes and income tax refunds		(36,544)		(74,412)
Effect of applying gradual tax rate		(101)		(123)
Effect of non-taxable revenue		(153,928)		(79,880)
Effect of nondeductible expenses		315,536		69,357
Effect of tax losses not recognized as deferred tax assets		697,779		—
Effects of tax credits and deduction		(38,367)		(21,846)
Recognition of unrecognized tax losses in the past, tax credit, and temporary differences prior to previous period		(237,686)		13,314
Effect of changes in deferred tax according to changes in tax rates (From 22% to 24.2%, effective after Dec. 31, 2011)		320,244		12,794
Consolidated deferred income tax		567,134		505,065
Tax reserve for uncertain tax position		(6,915)		—
Others		(8,785)		(74,936)

	(Won)	1,418,367	(Won)	349,333

Income tax expense recognized in income (loss) for the period		819,871		438,779

Mean effective tax rate		—		118.71%

The corporate tax rates applied to taxable income in 2011 and 2010 are 24.2%, 22%, respectively which is applied in Republic of Korea in which the parent company is located.

(3)	Deferred income tax directly adjusted to shareholders’ equity (except accumulated other comprehensive income) for the years ended December 31, 2011 and 2010 are as follows.

	2011		2010
Deferred income tax	(Won)	—	(Won)	—
Gains on disposition of subsidiary		(22,143)		(31,263)

	(Won)	(22,143)	(Won)	(31,263)

(4)	Income tax recognized as cumulative other comprehensive income for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Income tax recognized as cumulative other comprehensive income
Gains(Loss) on valuation of available-for-sale financial assets	(Won)	3,369	(Won)	8,335
Gain(Loss) on valuation of derivatives using cash flow hedge accounting		137		23,278
Actuarial losses on retirement benefit obligations		66,873		24,208
Investment of associates		(12,763)		(5,958)
Others		326		—

	(Won)	57,942	(Won)	49,863

(5)	Changes in deferred income tax assets(liabilities) recognized in the statements of financial position as of December 31, 2011 and 2010 are as follows (KRW in millions):

	2011
	Beginning balance		Amounts recognized in income(loss) for the period		Amounts recognized in cumulative other comprehensive income		Amounts recognized directly in equity		Reclassified from equity to income(loss) for the period		Disposition		Others		Ending Balance
Deferred income tax on temporary differences
Long term Employee benefits	(Won)	336,321	(Won)	48,005	(Won)	66,873	(Won)	—	(Won)	—	(Won)	(2,145)	(Won)	4,030	(Won)	453,084
Cash flow hedge		(79,511)		7,915		137		—		—		—		—		(71,459)
Investment in associates or subsidiaries		(4,519,001)		(587,283)		(12,763)		(22,143)		—		—		—		(5,141,190)
Property, plant and equipment, net		(4,799,034)		(141,587)		—		—		—		622		(424)		(4,940,423)
Finance lease		(170,075)		43,290		—		—		—		(5)		(90)		(126,880)
Intangible assets		30,247		2,145		—		—		—		—		157		32,549
Financial assets at fair value through profit or loss		26,302		694		—		—		—		—		—		26,996
Available-for-sale financial assets		(110,749)		(12,211)		3,369		—		—		—		—		(119,591)
Deferred revenue		32,562		13,976		—		—		—		—		—		46,538
Provisions		1,437,030		306,827		—		—		—		—		(962)		1,742,895
Doubtful receivables		54		(45)		—		—		—		—		—		9
Other finance liabilities		2,701		4,556		—		—		—		(191)		—		7,066
Others		—		—		—		—		—		—		—		—
Gains(loss) on foreign exchange translation		118,189		(21,111)		—		—		—		—		—		97,078
Allowance for bad debts		(1,401)		(245)		—		—		—		—		—		(1,646)
Accrued income		(1,831)		(323)		—		—		—		—		—		(2,154)
Special deduction		(177,527)		(17,081)		—		—		—		48		(88)		(194,648)
Reserve for research And human development		(35,158)		1,631		—		—		—		89		(125)		(33,563)
Reserve for Investment on social overhead capital		(12,348)		12,348		—		—		—		117		(117)		—
Others		203,479		83,511		326		—		—		—		(916)		286,400

		(7,719,750)		(254,988)		57,942		(22,143)		—		(1,465)		1,465		(7,938,939)

Deferred income tax on unused tax losses and tax credit
Tax losses		1,546,395		(56,592)		—		—		—		—		—		1,489,803
Tax credit		17,903		14,577		—		—		—		—		—		32,480
Others		—		2,355		—		—		—		—		—		2,355

		1,564,298		(39,661)		—		—		—		—		—		1,524,638

	(Won)	(6,155,452)	(Won)	(294,648)	(Won)	57,942	(Won)	(22,143)	(Won)	—	(Won)	(1,465)	(Won)	1,465	(Won)	(6,414,301)

	2010
	Beginning balance		Amounts recognized in income(loss) for the period		Amounts recognized in cumulative other comprehensive income		Amounts Recognized directly in equity		Reclassified from equity to income(loss) for the period		Disposition		Others		Ending Balance
Deferred income tax on temporary differences
Long term Employee benefits	(Won)	305,124	(Won)	6,989	(Won)	24,208	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	336,321
Cash flow hedge		(188,537)		85,748		23,278		—		—		—		—		(79,511)
Investment in associates or subsidiaries		(4,251,193)		(230,587)		(5,958)		(31,263)		—		—		—		(4,519,001)
Property, plant and equipment, net		(4,913,627)		114,593		—		—		—		—		—		(4,799,034)
Finance lease		(100,508)		(69,567)		—		—		—		—		—		(170,075)
Intangible assets		7,426		22,821		—		—		—		—		—		30,247
Financial assets at fair value through profit or loss		2,598		23,704		—		—		—		—		—		26,302
Available-for-sale financial assets		(5,787)		(113,297)		8,335		—		—		—		—		(110,749)
Deferred revenue		26,489		6,073		—		—		—		—		—		32,562
Provisions		1,363,117		73,913		—		—		—		—		—		1,437,030
Doubtful receivables		717		(663)		—		—		—		—		—		54
Other finance liabilities		7,887		(5,186)		—		—		—		—		—		2,701
Others		—		—		—		—		—		—		—		—
Gains(loss) on foreign exchange translation		210,854		(92,665)		—		—		—		—		—		118,189
Allowance for bad debts		(1,759)		358		—		—		—		—		—		(1,401)
Accrued income		(1,629)		(202)		—		—		—		—		—		(1,831)
Special deduction		(180,666)		3,139		—		—		—		—		—		(177,527)
Reserve for research And human development		(38,884)		3,726		—		—		—		—		—		(35,158)
Reserve for Investment on social overhead capital		(36,973)		24,625		—		—		—		—		—		(12,348)
Others		98,427		105,052		—		—		—		—		—		203,479

		(7,696,924)		(41,426)		49,863		(31,263)		—		—		—		(7,719,750)

Deferred income tax on unused tax losses and tax credit
Tax losses		1,609,365		(62,970)		—		—		—		—		—		1,546,395
Tax credit		23,387		(5,484)		—		—		—		—		—		17,903
Others		—		—		—		—		—		—		—		—

		1,632,752		(68,454)		—		—		—		—		—		1,564,298

	(Won)	(6,064,172)	(Won)	(109,880)	(Won)	49,863	(Won)	(31,263)	(Won)	—	(Won)	—	(Won)	—	(Won)	(6,155,452)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Deferred income tax assets	(Won)	372,478	(Won)	151,870
Deferred income tax liabilities		(6,786,779)		(6,307,322)

	(Won)	(6,414,301)	(Won)	(6,155,452)

(7)	Composition of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets (liabilities) as of December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Deductible temporary differences	(Won)	300,517	(Won)	300,517
Tax losses		2,883,384		—

	(Won)	3,183,901	(Won)	300,517

(8)	Expire dates of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets (liabilities) as of December 31, 2011 are as follows (KRW in millions):

	2011				2010
	Tax losses		Tax credits Carryback		Tax losses		Tax credits Carryback
Less than 1 year	(Won)	—	(Won)	—	(Won)	—	(Won)	—
1~ 2 years		2,883,384		—		—		—
2~ 3 years		—		—		—		—
More than 3 years		300,517		—		300,517		—

	(Won)	3,183,901	(Won)	—	(Won)	300,517	(Won)	—

(9)	As of December 31, 2011, there are no taxable temporary differences which are not recognized as deferred income tax liabilities regarding investments in subsidiaries, affiliates and joint ventures except partial temporary differences concerning dividends as of December 31, 2011.

41.	OPERATING INCOME (LOSS)

(1)	Major components of operating income (loss).

Operating income (loss) is calculated from gross profit (loss) with adjustments of other operating income, selling and administrative expenses, other operating expenses and other income (loss).

(2)	Differences in operating income (loss) between IFRS and Korean GAAP

Components classified as operating income (loss) under IFRS but classified as non-operating income (loss) under Korean GAAP in the past for period for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
Reversal of other provisions	(Won)	110	(Won)	14,754
Reversal of allowance for doubtful accounts		460		6,951
Gains on assets contributed		4,392		1,390
Gains from liabilities exempted		4,578		5,679
Compensation and reparations revenue		30,350		12,501
Electricity infrastructure development fund		48,154		41,189
Revenue from research contracts		6,124		542
Rental income		180,563		168,386
Others (other income)		43,114		28,018
Compensation and reparations expense		(2,000)		—
Transfer to other provisions		(238)		(22,004)
Depreciation expenses on investment properties		(927)		(1,129)
Depreciation expenses on assets not in use		(6,619)		(6,723)
Other bad debt expense		(867)		(471)
Donations		(100,352)		(30,874)
Others (other expenses)		(36,592)		(8,586)
Gains on disposition of property, plant and equipment		38,776		42,037
Gains on disposition of intangible assets		—		—
Reversal of impairment loss on intangible assets		—		16
Gains on foreign currency translation (related to operating activities)		1,659		4,634
Gains on foreign currency transaction (related to operating activities)		100,811		90,452
Insurance proceeds		—		34
Others (other income)		213,624		219,110
Loss on disposition of property, plant and equipment		(31,228)		(46,882)
Loss on disposition of intangible assets		(5)		(12)
Loss on impairment of property, plant and equipment		—		(26,648)
Loss on impairment of intangible assets		(221)		(450)
Loss on foreign currency translation (related to operating activities)		(5,402)		(3,603)
Loss on foreign currency transaction (related to operating activities)		(98,806)		(97,210)
Others		(53,505)		(63,271)

Gains (losses) on foreign currency transactions and translations are considered as non-operating income (loss) from financing activities under both Korean GAAP and IFRS.

42.	EXPENSES CLASSIFIED BY NATURE:

Expenses classified by nature for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	2011
Type	Selling and administrative expenses		Cost of sales		Total
Raw materials used	(Won)	—	(Won)	21,220,052	(Won)	21,220,052
Salaries		537,137		2,510,370		3,047,507
Retirement benefit expense		66,955		308,629		375,584
Welfare and benefit expense		104,588		371,475		476,063
Insurance expense		3,066		42,847		45,913
Depreciation		41,900		6,733,215		6,775,115
Amortization of intangible assets		53,525		41,204		94,729
Bad debt expense		14,269		—		14,270
Commission		509,846		307,861		817,707
Advertising expense		21,918		6,046		27,964
Training expense		5,125		7,889		13,014
Vehicle maintenance expense		11,690		6,604		18,294
Publishing expense		2,858		5,070		7,928
Business promotion expense		3,171		4,213		7,384
Rent expense		26,550		80,454		107,004
Telecommunication expense		23,722		74,426		98,148
Transportation expense		226		3,791		4,017
Taxes and dues		64,707		183,636		248,343
Expendable supplies expense		3,720		22,506		26,226
Water, light and heating expense		8,683		15,509		24,192
Repairs and maintenance expense		12,232		1,415,673		1,427,905
Ordinary development expense		134,929		388,990		523,919
Travel expense		11,019		33,567		44,586
Clothing expense		2,356		6,735		9,091
Survey and analysis expense		769		3,004		3,773
Membership fee		609		3,936		4,545
Power purchase and others		86,127		9,284,277		9,370,403

	(Won)	1,751,697	(Won)	43,081,979	(Won)	44,833,676

	2010
Type	Selling and administrative expenses		Cost of sales		Total
Raw materials used	(Won)	—	(Won)	18,065,042	(Won)	18,065,042
Salaries		532,502		2,506,211		3,038,713
Retirement benefit expense		62,482		297,982		360,464
Welfare and benefit expense		91,731		340,011		431,742
Insurance expense		2,310		39,560		41,870
Depreciation		31,560		6,539,808		6,571,368
Amortization of intangible assets		42,448		74,996		117,444
Bad debt expense		13,098		—		13,098
Commission		499,728		349,862		849,590
Advertising expense		22,371		6,230		28,601
Training expense		3,994		7,566		11,560
Vehicle maintenance expense		10,276		6,015		16,291
Publishing expense		2,591		4,232		6,823
Business promotion expense		3,198		3,822		7,020
Rent expense		27,429		76,934		104,363
Telecommunication expense		24,627		69,553		94,180
Transportation expense		351		4,586		4,937
Taxes and dues		56,268		177,609		233,877
Expendable supplies expense		3,600		20,886		24,486
Water, light and heating expense		8,797		27,198		35,995
Repairs and maintenance expense		9,659		1,335,445		1,345,104
Ordinary development expense		118,767		329,986		448,753
Travel expense		9,350		31,817		41,167
Clothing expense		2,242		6,920		9,162
Survey and analysis expense		722		3,338		4,060
Membership fee		523		3,089		3,612
Power purchase and others		64,136		5,858,539		5,922,675

	(Won)	1,644,760	(Won)	36,187,237	(Won)	37,831,997

43.	EARNINGS (LOSS) PER SHARE:

(1)	Basic earnings(loss) per share for the years ended December 31, 2011 and 2010 are as follows:

Type	2011		2010
Basic earnings (loss) per share	(Won)	(5,411)	(Won)	(193)

(2)	Diluted earnings(loss) per share for the years ended December 31, 2011 and 2010 are as follows:

Type	2011		2010
Diluted earnings (loss) per share	(Won)	(5,411)	(Won)	(193)

(3)	Basic earnings (loss) per share

Net income and weighted average number of common shares used in the calculation of basic earnings(loss) per share for the years ended December 31, 2011 and 2010 are as follows (KRW in millions except number of shares):

Type	2011		2010
Controlling interest in net income (loss)	(Won)	(3,370,464)	(Won)	(119,931)
Earning used in the calculation of total basic earnings(loss) per share		(3,370,464)		(119,931)
Weighted average number of common shares		622,884,223		622,637,717

(4)	Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings per share for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

Type	2011		2010
Earning used in the calculation of total diluted earnings (loss) per share	(Won)	(3,370,464)	(Won)	(119,931)

Weighted average common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average common shares used in calculating basic earnings (loss) per share. Detail information of the adjustment for the years ended December 31, 2011 and 2010 is as follows. (KRW in millions):

Type	Dec. 31, 2011	Dec. 31, 2010
Weighted average number of common shares	622,884,223	622,637,717
Diluted weighted average number of shares	622,884,223	622,637,717

Potential common shares below have no dilutive effect. The shares excluded from calculation in diluted earnings (loss) per share for the years ended December 31, 2011 and 2010 are as follows:

Type	Dec. 31, 2011	Dec. 31, 2010
Foreign exchangeable bonds 2nd	—	919,908

44.	RISK MANAGEMENT:

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Total borrowings	(Won)	46,204,543	(Won)	39,617,034	(Won)	34,219,117
Cash and cash equivalents		1,387,921		2,090,051		1,475,684
Net borrowings and debentures		44,816,622		37,526,983		32,743,433
Total shareholder’s equity		53,803,950		57,276,537		57,287,338

Debt to equity ratio		83.30%		65.52%		57.16%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyse exposures by degree and magnitude of risks. The Company uses derivative financial instruments to certain hedge risk exposures. The Company’s overall financial risk management strategy remains unchanged from the prior year.

1)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s loan, card assets and securities. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

i)	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to 20 million customers (20,050,000). The company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to accounts receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

ii)	Impariment & allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and historical experience.

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

Type	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Cash and cash equivalents	(Won)	1,387,921	(Won)	2,090,051	(Won)	1,475,684
Derivative assets (trading)		147,748		128,847		214,382
Available-for-sale financial assets		1,173,085		1,343,204		735,195
Held-to-maturity investments		2,320		2,651		2,771
Loans and receivables		793,025		789,405		585,186
Long-term/Short-term financial instruments		531,722		579,328		366,611
Derivative assets (using hedge accounting)		321,671		337,419		665,715
Accounts and other receivables		8,917,029		7,458,695		7,008,672
Financial guarantee contracts(*1)		321,637		—		—

(*1)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of December 31, 2011 and 2010 are as follows (KRW in millions):

Type	Company	Foreign currency	Amounts
Joint ventures	Kepco SPC Power Co.	USD	220,590
Others	UAE Shuweihat S3	USD	58,294

2)	Market risk

Market risk is the risk that the Company’s fair value of the financial instruments or future cashflows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

3)	Sensitivity analysis

i)	Major Assets and Liabilities with Uncertanties in Underlying Assumptions

	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2011 and 2010 are as follows (KRW in millions):

		2011				2010
		1%
Type	Accounts	Increase		Decrease		Increase		Decrease
Future salary increases	Defined benefit obligation	(Won)	302,743	(Won)	(262,861)	(Won)	289,602	(Won)	(252,886)
Discount rate	Defined benefit obligation		(270,109)		322,332		(258,197)		277,224
Expected rate of return on plan assets	Post-employment benefits		(4,474)		4,474		(4,679)		4,679

‚	Provision

Changes in provisions due to movements in underlying assumptions as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

Type	Accounts	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Discount rate	PCBs	5.84%	6.49%	6.49%
”	Nuclear plants	4.36%	4.36%	4.36%
”	Spent fuel	4.36%	4.36%	4.36%
Inflation rate	PCBs	3.34%	2.81%	3.08%
”	Nuclear plants	2.30%	2.30%	2.30%
”	Spent fuel	2.30%	2.30%	2.30%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

		Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
		0.1%
TYPE	Accounts	Increase		Decrease		Increase		Decrease		Increase		Decrease
Discount rate	PCBs	(Won)	(1,291)	(Won)	1,302	(Won)	(760)	(Won)	764	(Won)	(733)	(Won)	737
”	Nuclear plants		(111,132)		114,140		(104,473)		107,275		(104,320)		107,208
”	Spent fuel		(21,386)		21,946		(21,297)		21,876		(19,663)		20,217
Inflation rate	PCBs		1,332		(1,323)		790		(788)		761		(758)
”	Nuclear plants		150,939		(146,083)		136,532		(132,273)		130,828		(126,747)
”	Spent fuel		29,371		(28,439)		28,179		(27,284)		25,100		(24,303)

ii)	Management Judgment Effected by Uncertainties in Underlying Assumptions

	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows (USD, EUR, GBP, Other foreign currency in thousands):

	Assets		Liabilities
Type	2011	2010	2011	2010
AUD	1,140	87	156,196	160,984
CAD	164	—	18	708
CNY	1	—	—	—
EUR	8,076	683	1,441	21,512
IDR	1,074,528	163,498	—	—
PHP	—	—	—	—
SAR	232,281	246,125	21,073	17,205
USD	1,037	—	—	—
INR	374,193	342,325	9,459,038	8,721,523
PKR	282,510	315,165	68,966	55,487
MGA	25,475	22,748	4,503	1,704
JPY	2,223,307	768,894	—	—
KZT	520	520	30,012,000	46,185,435
GBP	722,691	—	—	—
CHF	—	—	160	59
AED	—	—	—	1,042
SEK	247	—	1,383	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2011, 2010 and January 1, 2010 are as follows (KRW in millions):

	2011		2010
	10%
TYPE	Increase	Decrease	Increase	Decrease
Increase(Decrease) of income before income tax	(Won)(1,107,751)	(Won)1,107,751	(Won)(1,055,889)	(Won)1,055,889
Increase(Decrease) of shareholder’s equity	(1,107,751)	1,107,751	(1,055,889)	1,055,889

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2011, December 31, 2010 and January 1, 2010.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

‚	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s long-term borrowings and debentures with floating interest rates as of December 31, 2011 and are as follows (KRW in millions):

Type	2011		2010
Short-term borrowings	(Won)	100,000	(Won)	—
Long-term borrowings		5,402,164		4,018,679
Debentures		1,609,481		1,878,562

	(Won)	7,111,645	(Won)	5,897,241

A sensitivity analysis on the Company’s long-term borrowings and debentures assuming a 1% increase and decrease in interest rates as of December 31, 2011 and 2010 are as follows (KRW in millions):

	2011		2010
	1%
Type	Increase	Decrease	Increase	Decrease
Increase (Decrease) of net income	(Won)(71,116)	(Won)71,116	(Won)(58,972)	(Won)58,972
Increase (Decrease) of shareholder’s equity	(71,116)	71,116	(58,972)	58,972

To manage its interest rate risks, the Company in addition to maintaining an appropriate mix of fixed and floating rate loans, it has entered into certain interest rate swap agreements.

ƒ	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity as of December 31, 2011 and 2010 are as follows (KRW in millions):

	2011			2010
	1%
Type	Increase		Decrease	Increase	Decrease
Increase (Decrease) of income before income tax	(Won)	309,719	(Won)(309,719)	(Won)290,178	(Won)(290,178)
Increase (Decrease) of shareholder’s equity		309,719	(309,719)	290,178	(290,178)

4)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, in case of major construction investment, the Company has the ability to use reserve cash or utilize long-term borrowings.

The following table shows the details of remaining expiries for non-derivative financial liabilities. This table, based on undiscounted cash flow of the financial liabilities, has been completed based on the earliest maturity date for the Company. Contractually remaining expiries for non-derivative financial liabilities as of December 31, 2011 are as follows (KRW in millions):

	Dec. 31, 2011
Type	Less than 1 year		1~2 Years		2~5 Years		More than 5 years		Total
Borrowings and debentures	(Won)	7,009,279	(Won)	7,118,819	(Won)	18,540,565	(Won)	13,634,914	(Won)	46,303,577
Finance lease liabilities		239,007		221,381		569,190		731,788		1,761,366
Accounts and other payables		6,449,572		259,999		2,893,631		16,885		9,620,087
Financial guarantee contract		26,780		26,780		147,569		120,508		321,637

	(Won)	13,724,638	(Won)	7,626,979	(Won)	22,150,955	(Won)	14,504,095	(Won)	58,006,667

	Dec. 31, 2010
Type	Less than 1 year		1~2 Years		2~5 Years		More than 5 years		Total
Borrowings and debentures	(Won)	6,773,598	(Won)	6,508,671	(Won)	17,791,526	(Won)	8,633,096	(Won)	39,706,891
Finance lease liabilities		247,393		239,008		608,499		913,860		2,008,760
Accounts and other payables		4,447,778		250,824		3,890,693		4,101		8,593,396

	(Won)	11,468,769	(Won)	6,998,503	(Won)	22,290,718	(Won)	9,551,057	(Won)	50,309,047

	Jan. 1, 2010
Type	Less than 1 year		1~2 Years		2~5 Years		More than 5 years		Total
Borrowings and debentures	(Won)	6,223,291	(Won)	5,568,030	(Won)	16,254,946	(Won)	6,273,385	(Won)	34,319,652
Finance lease liabilities		253,609		247,394		662,697		1,098,669		2,262,369
Accounts and other payables		4,533,422		229,043		3,754,633		2,888		8,519,986

	(Won)	11,010,322	(Won)	6,044,467	(Won)	20,672,276	(Won)	7,374,942	(Won)	45,102,007

The Company is required to include the information on non-derivative financial liabilities to understand the liquidity risk management as the management is based on net assets and net liabilities.

The expected maturities for non-derivative financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 in detail are as follows (KRW in millions):

	Dec. 31, 2011
Type	Less than 1 year		1~5 Years		More than 5 years		Other(*)		Total
Cash and cash equivalents	(Won)	1,387,921	(Won)	—	(Won)	—	(Won)	—	(Won)	1,387,921
Available-for-sale financial assets		—		—		—		1,173,085		1,173,085
Held-to-maturity investments		334		1,143		842		—		2,319
Loans and receivables		216,635		650,188		849		—		867,672
Financial instruments		531,389		334		—		—		531,723
Accounts and other receivables		7,635,161		957,250		334,938		—		8,927,349

	(Won)	9,771,440	(Won)	1,608,915	(Won)	336,629	(Won)	1,173,085	(Won)	12,890,069

	Dec. 31, 2010
Type	Less than 1 year		1~5 Years		More than 5 years		Other(*)		Total
Cash and cash equivalents	(Won)	2,090,051	(Won)	—	(Won)	—	(Won)	—	(Won)	2,090,051
Available-for-sale financial assets		—		—		—		1,343,204		1,343,204
Held-to-maturity investments		509		1,645		497		—		2,651
Loans and receivables		47,457		179,419		638,459		—		865,335
Financial instruments		571,310		8,017		—		—		579,327
Accounts and other receivables		6,613,250		852,003		—		—		7,465,253

	(Won)	9,322,577	(Won)	1,041,084	(Won)	638,956	(Won)	1,343,204	(Won)	12,345,821

	Jan. 1, 2010
Type	Less than 1 year		1~5 Years		More than 5 years		Other(*)		Total
Cash and cash equivalents	(Won)	1,475,684	(Won)	—	(Won)	—	(Won)	—	(Won)	1,475,684
Available-for-sale financial assets		—		—		—		735,195		735,195
Held-to-maturity investments		440		1,481		850		—		2,771
Loans and receivables		70,412		251,632		338,664		—		660,708
Financial instruments		366,137		474		—		—		366,611
Accounts and other receivables		5,983,358		1,027,375		—		—		7,010,733

	(Won)	7,896,031	(Won)	1,280,962	(Won)	339,514	(Won)	735,195	(Won)	10,251,702

(*)	Amount represents available-for-sale securities whose maturities cannot be presently determined.

Derivative financial liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2011 are as follows (KRW in millions):

	Dec. 31, 2011
Type	Less than 1 Year		1~2 Years		2~5 Years		More than 5 Year		Total
Net settlement
—Trading	(Won)	(487)	(Won)	(263)	(Won)	—	(Won)	—	(Won)	(750)
Gross settlement
—Trading		(37,909)		(4,221)		(89,607)		—		(131,737)
—Hedging		(4,002)		1,286		(22,268)		(67,473)		(92,457)

		(Won)(42,398)	(Won)	(3,198)	(Won)	(111,875)	(Won)	(67,473)	(Won)	(224,944)

	Dec. 31, 2010
Type	Less than 1 Year		1~2 Years		2~5 Years		More than 5 Year		Total
Net settlement
—Trading	(Won)	(595)	(Won)	(9)	(Won)	67	(Won)	—	(Won)	(537)
Gross settlement
—Trading		(42,602)		(26,894)		(102,877)		—		(172,373)
—Hedging		(8,206)		(3,422)		(24,786)		(8,991)		(45,405)

	(Won)	(51,403)	(Won)	(30,325)	(Won)	(127,596)	(Won)	(8,991)	(Won)	(218,315)

	Jan. 1, 2010
Type	Less than 1 Year		1~2 Years		2~5 Years		More than 5 Year		Total
Net settlement
—Trading	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Gross settlement
—Trading		(8,529)		(586)		(11,993)		—		(21,108)
—Hedging		—		—		(17,758)		(1,103)		(18,861)

	(Won)	(8,529)	(Won)	(586)	(Won)	(29,751)	(Won)	(1,103)	(Won)	(39,969)

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. financial assets AFS, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For accounts receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cashflows based on the effective interest method.

1)	Fair and book value of financial assets and liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
Type	Book value		Fair value		Book value		Fair value		Book value		Fair value
Assets recognized at fair value
Available-for-sale financial assets	(Won)	1,173,085	(Won)	1,173,085	(Won)	1,343,204	(Won)	1,343,204	(Won)	735,195	(Won)	735,195
Divatives assets (trading)		147,748		147,748		128,847		128,847		214,382		214,382
Derivatives assets (using hedge accounting)		321,671		321,671		337,419		337,419		665,715		665,715
Long-term financial instruments		334		334		8,017		8,017		474		474
Short-term financial instruments		531,388		531,388		571,310		571,310		366,137		366,137

		2,174,226		2,174,226		2,388,797		2,388,797		1,981,903		1,981,903

Assets carried at amortized cost
Held-to-maturity investments		2,320		2,320		2,651		2,651		2,771		2,771
Loans and receivables		793,025		793,025		789,405		789,405		585,186		585,186
Accounts and other receivables		8,917,029		8,917,029		7,458,695		7,458,695		7,008,672		7,008,672
Cash and cash equivalents		1,387,921		1,387,921		2,090,051		2,090,051		1,475,684		1,475,684

		11,100,295		11,100,295		10,340,802		10,340,802		9,072,313		9,072,313

Liabilities recognized at fair value
Derivatives liabilities (trading)		129,969		129,969		172,733		172,733		21,108		21,108
Derivatives Liabilities (using hedge accounting)		94,975		94,975		45,582		45,582		18,863		18,863

		224,944		224,944		218,315		218,315		39,971		39,971

Liabilities carried at amortized cost
Unsecured bond		39,461,634		40,770,061		34,982,349		35,847,029		29,281,450		29,818,264
Finance lease liabilities		1,135,009		1,135,009		1,259,202		1,259,202		1,376,652		1,376,652
Unsecured borrowings		6,736,114		6,745,198		4,634,686		4,685,113		4,937,670		4,924,487
Accounts and other payables		9,619,286		9,619,286		8,592,867		8,592,867		8,035,066		8,035,066
Commitments on Bank-overdraft		6,795		6,795		—		—		—		—

	(Won)	56,958,838	(Won)	58,276,349	(Won)	49,469,104	(Won)	50,384,211	(Won)	43,630,838	(Won)	44,154,469

2)	The discount rate used for calculating fair value is derived from interest rates which are observable from the market, such as Government Bond interest rate, after considering its credit spread.

3)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on the degree to which the fair value is observable.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2011, December 31, 2010 and January 01, 2010 are as follows (KRW in millions):

	Dec. 31, 2011
Type	Level 1		Level 2		Level 3		Total
Financial assets at fair value:
Available-for-sale financial assets	(Won)	640,593	(Won)	—	(Won)	532,492	(Won)	1,173,085
Other financial instruments		—		10,121		—		10,121
Derivatives assets		—		469,419		—		469,419
Financial liabilities at fair value:
Derivatives liabilities		—		217,165		7,779		224,944

	Dec. 31, 2010
Type	Level 1		Level 2		Level 3		Total
Financial assets at fair value:
Available-for-sale financial assets	(Won)	864,963	(Won)	—	(Won)	478,241	(Won)	1,343,204
Other financial instruments		—		—		—		—
Derivatives assets		—		466,266		—		466,266
Financial liabilities at fair value:
Derivatives liabilities		—		218,315		—		218,315

	Jan. 1, 2010
Type	Level 1		Level 2		Level 3		Total
Financial assets at fair value:
Available-for-sale financial assets	(Won)	206,180	(Won)	—	(Won)	529,015	(Won)	735,195
Other financial instruments		—		15,022		—		15,022
Derivatives assets		—		880,097		—		880,097
Financial liabilities at fair value:
Derivatives liabilities		—		39,971		—		39,971

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

	Financial assets measured at fair value		Financial liabilities measured at fair value
Balance at Jan. 1, 2010	(Won)	529,015	(Won)	—
Total comprehensive income
Recognized in income(loss)		—		—
Recognized in other comprehensive income		(33,993)		—
Addition		10,562		—
Disposal		—		—
Others		(27,343)		—

Balance at December 31, 2010	(Won)	478,241	(Won)	—

	Financial assets measured at fair value		Financial liabilities measured at fair value
Balance at Jan. 1, 2011	(Won)	478,241	(Won)	—
Total comprehensive income
Recognized in income(loss)		—		7,779
Recognized in other comprehensive income		43,299		—
Addition		17,057		—
Disposal		(2,800)		—
Others		(3,305)		—

Balance at December 31, 2011	(Won)	532,492	(Won)	7,779

45.	SERVICE CONCESSION ARRANGEMENTS:

(1)	Significant terms & concession period of the arrangement

The Company enters into a contract with National Power Corporation (the “NPC”), based on the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the certain concession period after building, rehabilitating, operating the power plant.

(2)	Rights & classification of the arrangement

The Company has the rights to use, own the power plant during the concession period from 2002 to 2022.

(3)	At the end of concession period, the company has obligation to transfer its ownership of power plant to NPC.

(4)	The Company’s expected future collections of service concession arrangements as of December 31, 2011 are as follows (KRW in millions):

Type	Amounts
Less than 1 year	(Won)	115,747
1~ 2 years		115,747
2~ 3 years		115,747
More than 3 years		858,455

	(Won)	1,205,696

46. RELATED PARTY TRANSACTIONS:

(1)	Related party of consolidated entity as of December, 31, 2011 are as follows:

Type	Related party
Parent	Korean Government

Subsidiaries ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ” ”

Korea Hydro & Nuclear Power Co., Ltd.

Korea South-East Power Co., Ltd.

Korea Midland Power Co., Ltd.

Korea Western Power Co., Ltd.

Korea Southern Power Co., Ltd.

Korea East-West Power Co., Ltd.

KEPCO Engineering & Construction Company, Inc.

Korea Plant Service & Engineering Co., Ltd.

Korea Nuclear Fuel Co., Ltd.

Korea Electric Power Data Network Co., Ltd.

KEPCO International Hong Kong Ltd.

KEPCO International Philippines Inc.

KEPCO Gansu International Ltd.

KEPCO Philippines Holdings Inc.

KEPCO Lebanon S.A.R.L.

KEPCO Neimenggu International Ltd.

KEPCO Shanxi International Ltd.

KEPCO Australia Pty Ltd.

KEPCO Canada Energy Ltd.

KEPCO Netherlands B.V.

Korea Imouraren Uranium Investment Corp.

KEPCO Middle East Holding Company

KEPCO Electric Power Nigeria Ltd.

Sylardus Holdings B.V.

KEPCO Netherlands B.V.

KEPCO Holdings de Mexico and 40 other entities.

Affiliates ” ” ” ” ” ” ” ” ” ” ” ” ”

Daegu Green Power Co., Ltd.

Korea Gas Corporation

Korea Electric Power Industrial Development Co., Ltd.

YTN Co., Ltd., Cheongna Energy Co., Ltd.

Gangwon Wind Power Co., Ltd.

Hyundai Green Power Co., Ltd.

Korea Power Exchange

Hyundai Energy Co., Ltd.

Daeryun Power Co., Ltd.

SPC Power Corporation

Gemeng International Energy Group Co.,Ltd.

PT. Cirebon Electric Power

PT Wampu Electric Power

PT. Bayan Resources T.B.K. and 15 other entities.

Joint ventures ” ” ” ” ”

KEPCO-Unde Inc.

Datang Chaoyang Renewable Power Co.,Ltd.

KEPCO SPC Power Corporation

Gansu Datang Yumen Wind Power Company Ltd.

Datang Chifeng Renewable Power Co., Ltd.

Jamaica Public Service Company Limited and 16 other entities.

Others	Korea Finance Corporation

(2)	All transactions between KEPCO and its consolidated subsidiaries are eliminated in consolidation. Transactions with other related parties for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

		Sales and others				Purchase and others
Company name	Transaction type	2011		2010		2011		2010
Korea GAS Corporation	Purchase of power generation fuel	(Won)	42,138	(Won)	47,070	(Won)	9,377,458	(Won)	7,139,758
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering		5,778		7,998		188,481		210,502
Korea Power Exchange	Electricity purchase		9,576		9,296		66,894		64,830
PT.Cirebon Electric Power	Architectural engineering and education service		1,092		1,449		—		—
KW Nuclear Components Co., Ltd	Sales of service		87		382		—		—
STX Electric Power Co., Ltd.	Architectural engineering		4,441		—		—		—
Sanggong Energy Co., Ltd.	Architectural engineering		632		212		—		—
AMEC Partners Korea	Architectural engineering		24		86		—		—
Pyeongchang Wind Power Co., Ltd	Architectural engineering		246		—		—		—
Korea District heating Corp.	Heat supplying service		—		—		—		53,571
Hyundai Green Power Co., Ltd	Architectural engineering and technical advisory		10,190		3,494		—		—
Hyundai Energy Co., Ltd	Power generation service		9,079		—		—		—
Daegu Green Power Co., Ltd.	Architectural engineering		—		313		—		—
Cheongna Energy Co., Ltd.	Rental income and others		7,940		1,274		—		—
YTN	Service		978		1,324		915		628
Gangwon Wind Power Co., Ltd	Service		115		—		—		—
Ecollite Co. Ltd	Service		35		—		—		—
Daeryun Power Co., Ltd.	Service		68		—		—		—
KEPCO SPC Power Corporation	Service		12,428		4,781		—		—
Kings Plaza JV, LLC	Service		6,543		—		—		—
Jamaica Public Service Company Limited	Service		1,189		—		392		—
SPC Power Corporation	Service		9		37		—		—
Datang Chifeng Renewable Power Co., Ltd.	Interest income		4,642		3,926		—		—

(3)	Receivables and payables arising from related party transactions as of December 31, 2011 and 2010 are as follows (KRW in millions):

		Receivables						Payables
Company name	Type	Dec.31, 2011		Dec.31, 2010		Jan.1, 2010		Dec.31, 2011		Dec.31, 2010		Jan.1, 2010
Korea GAS Corporation	Account Receivables	(Won)	5,506	(Won)	5,391	(Won)	4,537	(Won)	—	(Won)	—	(Won)	—
	Other Receivables		—		—		189		—		—		—
	Account Payables		—		—		—		1,224,877		1,085,530		777,597
	Other Payables		—		—		—		64		57		38,084
Korea Power Exchange	Account Receivables		1,662		293		105		—		—		—
	Other Payables		—		—		—		3,023		1,085		658
Korea Electric Power Industrial Development Co., Ltd.	Account Receivables		227		3		3		—		—		—
	Other Receivables		1,002		187		748		—		—		—
	Account Payables		—		—		—		211		162		18
	Other Payables		—		—		—		22,134		20,892		18,083
Hyundai Green Power Co., Ltd.	Account Receivables		2,179		1,514		101		—		—		—
Hyundai Energy Co., Ltd.	Account Receivables		148		—		—		—		—		—
Pyeongchang Wind Power Co., Ltd.	Account Receivables		414		—		—		—		—		—
Sanggong Energy Co., Ltd.	Account Receivables		284		212		—		—		—		—
LG U Plus (formerly LG Powercom)	Account Receivables		—		—		344		—		—		—
	Other Receivables		—		—		1,992		—		—		—
	Other Payables		—		—		—		—		—		2,826
PT.Cirebon Electric Power	Account Receivables		438		102		—		—		—		—
STX Electric Power Co., Ltd.	Account Receivables		2,087		—		—		—		—		—
YTN Co., Ltd.	Account Receivables		78		—		—		—		—		—
Gangwon Wind Power Co., Ltd	Account Receivables		10		—		—		—		—		—
Daeryun Power Co., Ltd.	Account Receivables		1		—		—		—		—		—
Ecollite Co. Ltd	Account Receivables		1		—		—		—		—		—
KW Nuclear Components	Account Receivables		262		175		—		—		—		—
	Other Payables		—		—		—		262		—		—
E-Power S.A	Account Payables		—		—		2,627		—		—		—
Korea District heating Corp.	Account Receivables		—		—		1,906		—		—		—
	Other Receivables		—		—		226		—		—		—
	Account Payables		—		—		—		—		—		45,718
	Other Payables		—		—		—		—		—		2,133
Daegu Green Power Co., Ltd.	Account Receivables		—		191		—		—		—		—
Cheongna Energy Co., Ltd.	Account Receivables		109		—		—		—		—		—
	Other Receivables		119		1,402		1,041		—		—		—
	Other Payables		—		—		—		—		—		198
AMEC Partners Korea	Account Receivables		—		20		—		—		—		—
Kings Plaza JV, LLC	Account Receivables		477		83		—		—		—		—
Jamaica Public Service Company Limited	Account Receivables		681		—		—		—		—		—
KEPCO SPC Power Corporation	Account Receivables		3,732		67		—		—		—		—
	Other Receivables		7,623		3,408		4,954		—		—		—
SPC Power Corporation	Account Payables		—		—		—		353		349		340
Datang Chifeng Renewable Power Co., Ltd	Other Receivables		4,831		3,867		2,902		—		—		—

(4)	Loans arising from related party transactions as of December 31, 2011 and 2010 are as follows (KRW in millions):

Type	Company name	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Joint ventures	KEPCO SPC Power Corporation	(Won)	96,647	(Won)	43,805	(Won)	44,909
Affiliates	Datang Chifeng Renewable Power Co., Ltd.		54,590		80,862		105,084
Affiliates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		26,504		25,593		24,192
Affiliates	Dolphin Property Limited		987		981		993

(5)	Borrowings arising from related party transactions as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows (KRW in millions):

Related parties	Type	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Korea Finance Corporation	Facility	(Won)	1,712,222	(Won)	867,222	(Won)	1,922,221
	Project Loan		159,432		157,442		—

(6)	Guarantees provided to an affiliates or joint ventures as of December 31, 2011 are as follows (USD and AED in thousands, KRW in millions):

Primary guarantor (Providing company)	Secondary guarantor (Provided company)	Type of guarantees	Foreign Currency	Credit limit	Guarantee (Final provided company)
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	17,944	ADWEA
Korea Electric Power Corporation	Shuweihat Asia O&M Co.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KEPCO SPC Power Co.	Debt guarantees	USD	220,590	SMBC, ADB, Export-import Bank of Korea
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	100,000	Saudi Electricity Company (SEC)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	30,000	Hana Bank, Korea Exchange Bank
Korea Midland Power Co., Ltd.	PT Cirebon Electric Power	Performance guarantees for foreign business	IDR	24,750,000	ANZ PANIN Bank Indonesia
Korea Midland Power Co., Ltd.	Sanggong Energy Co., Ltd.	Performance guarantees for business	KRW	65,000	Hana Bank and others

(7)	As of December 31, 2011, there are no guarantees provided from related party.

(8)	On January 1, 2011, the Company restructured its the pumped storage power businesses from five power generation subsidiaries (Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., and Korea East-West Power Co., Ltd.) and merged them under Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”).

As of December 31, 2011, the Company has joint and several obligations for liabilities in pumped storage power business segment with 5 power generation subsidiaries and KHNP, for the obligations related to the periods prior to the restructuring.

(9)	As of December 31, 2011, Hyundai Energy Co., Ltd., an associate which is engaged in the integrated energy business, carried long-term borrowings for project financing amounting to (Won)450 billion from Korea Development Bank (“KDB”) and others. In connection with these borrowings, the Company pledged its investment securities in Hyundai Energy Co., Ltd. amounting to (Won)30,878 million to secure the long-term borrowings amounting to (Won)390 billion on behalf of its investee. In addition, the Company placed guarantees for the business performance of Hyundai Energy Co., Ltd., and had a payment guarantee in relation to the repayment of the principal and interest in arrears of unsubordinated borrowings amounting to (Won)60 billion. Related to above project financing, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. entered into an agreement with Yeocheon TPL Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Yeocheon TPL Co., Ltd. The Company placed guarantees for a fixed return on investment to the financial institutions and obtained the rights to acquire preferential investment securities in return.

(10)	As of December 31, 2011, RES Technology AD (“RES”) and ASM-BG Investicii AD (“ASM”), related parties, were engaged in the photovoltaic power generation business in Bulgaria and had long-term borrowings for project financing amounting to EUR 59,243 thousand and EUR 59,469 thousand from KDB and others, respectively. In connection with these borrowings, the Company pledged its investment securities in RES and ASM to secure the long-term borrowings.

(11)	The salaries and other compensations to the key members of management for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

Type	2011		2010
Salaries	(Won)	1,301	(Won)	1,393
Retirement and severance benefits		56		43

	(Won)	1,357	(Won)	1,436

47.	NON-CASH TRANSACTIONS:

Major non-cash investment and finance transactions excluded from statements of cash flows for the years ended December 31, 2011 and 2010 are as follows (KRW in millions):

Transactions	2011		2010
Transfer from long-term borrowings to current portion of long-term borrowings	(Won)	3,765,287	(Won)	4,062,930
Transfer from construction in-progress to other assets		9,643,265		6,428,855

48.	COMMITMENTS FOR EXPENDITURE:

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows. (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
Contracts	Amounts		Balance		Amounts		Balance		Amounts		Balance
Construction of new Uljin #3,4	(Won)	8,261,817	(Won)	8,260,185	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Construction of new Uljin #5,6		7,616,807		7,606,378		7,616,807		7,612,870		—		—
Construction of new Kori #3,4		6,481,107		2,471,894		6,481,107		3,014,247		6,481,107		3,905,498
Construction of new Uljin #1,2		6,298,124		5,064,092		6,298,124		5,540,672		—		—
Construction of new Kori #1,2		4,913,442		232,278		4,913,442		470,217		4,913,442		2,783,254
Construction of new Wolseong #3,4		4,717,241		594,210		4,717,241		1,264,078		4,717,241		2,482,104
Construction for main equipment of Yeongheung #5,6 and 47 others		1,569,402		1,100,120		1,569,402		1,440,104		—		—
Architectural engineering for improvement facilities of Yeosu #2 and 35 others		895,858		207,318		895,858		698,663		895,858		895,858
Construction for main equipment of Dangjin #9,10		800,729		800,729		—		—		—		—
Purchase connecting wire of Yeogheung #5,6 and 53 others		540,321		506,198		—		—		—		—
Purchase main equipment of Sejong city combined heat & power plant		305,360		277,640		—		—		—		—
Engineering and construction of Dangjin #9,10		304,129		292,921		—		—		—		—
Engineering and construction of new Boryeong #9,10		246,964		246,964		—		—		—		—
Construction of Incheon #3		130,476		69,913		130,476		129,631		—		—
Construction of Sejong city combined heat & power plant		114,531		114,531		—		—		—		—
Architectural engineering of new Boryeong #1,2		114,433		97,307		—		—		—		—
Architectural engineering of Dangjin #9,10		105,399		60,051		103,595		69,429		101,271		76,908
Architectural engineering of Taean #9,10		103,000		91,449		—		—		—		—
Construction of boiler of Yeongheung #1,2 and regular overhaul of Yeongdong and 3 others		93,110		28,752		—		—		—		—
Construction inspection of head office building and 7 others		58,818		34,003		—		—		—		—
765KV steel tower LAA-32P 5 units and 18 things		49,372		15,101		49,372		26,858		49,372		37,339
345kV Optical Fiber Composite Electric Power Cable (PVC,1C,2500SQ)		46,432		38,921		46,432		46,432		46,432		46,432
765KV steel tower AAS-31P 1 unit and 14 things		43,858		12,644		43,858		27,993		43,858		35,992

	(Won)	43,810,730	(Won)	28,223,599	(Won)	32,865,714	(Won)	20,341,194	(Won)	17,248,581	(Won)	10,263,385

(2)	As of December 31, 2011, details of contracts for inventory purchase are as follows:

(a)	The Company has purchase commitment contracts for bituminous coal, anthracite coal, oil and LNG with domestic and foreign suppliers including Korea Gas Corporation (a related party). Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In addition, related to its coal imports, the Company has entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of December 31, 2011. Purchase contract for bituminous coal as of December 31, 2011 are as follows (thousand tons):

Fuel type	Contract period	Quantity
Indonesia Coal	2004 ~ 2022	30,082
Australia Coal	2005 ~ 2027	25,540
America Coal	2009 ~ 2015	4,470
Russia Coal	2008 ~ 2012	2,770
Republic of South Africa Coal	2010 ~ 2013	2,260
Others	2007 ~ 2012	3,682

Total		68,804

(b)	The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2011 ~ 2019	18,555 ton U3O8
Transformed	2011~ 2020	9,391 ton U
Enrichment	2011~ 2029	39,768 ton SWU
Enriched uranium	2011 ~ 2022	1,321 ton U(4.65% enriched)
Molded	2011 ~ 2015	1,348 ton U

(3)	In April 2010, in order to deal with the long-term shortage of fuel and other resources and also to comply with various environmental standards, the Korean government announced a plan to adopt the Renewable Portfolio Standard (“RPS”) policy. Under the plan, the Company’s generation subsidiaries will be required to supply 2.0% and 10.0% of the total electricity generated from renewable energy by 2012 and 2022, respectively, with fines being levied on any generation failing to do so in the prescribed timeline. As of December 31, 2011, the Company’s generation subsidiaries generated approximately 1% of its total electricity from renewable energy.

49.	CONTINGENCIES AND CONTRACTS:

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2011, December 31, 2010, and January 1, 2010 is as follows (KRW in millions):

	Dec. 31, 2011				Dec. 31, 2010				Jan. 01, 2010
Type	Number of cases		Claim amount		Number of cases		Claim amount		Number of cases		Claim amount
As the defendant	(Won)	429	(Won)	138,498	(Won)	442	(Won)	126,886	(Won)	404	(Won)	187,102
As the plaintiff		103		21,403		112		144,511		85		55,885

(2)	Guarantees of borrowings provided to other company as of December 31, 2011 are as follows (USD in thousands):

Guarantees	Financial and non-financial institutions	Contracts date	Period of guarantees	Foreign currency	Dec. 31, 2011	Dec. 31, 2010
Repayment guarantees For UAE shuweihat S3 borrowings	Mizuho, SMBC, HSBC	May 16, 2011	May 16, 2011 ~ February 28, 2014	USD	58,294	—

The Company provides (Won)5,200 million performance guarantee related to construction completion to Kookmin Bank. As such performance guarantee does not meet the definition of financial guarantee contract in IAS 39, no related liability is recognized.

(3)	Credit lines provided by financial institutions as of December 31, 2011 are as follows (KRW in millions, USD in thousands):

Commitments	Financial institutions	Foreign currencies	Amounts
Commitments on Bank-overdraft	Kookmin Bank and others	KRW	1,254,000
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	2,049,000
Limit amount available for card	Industrial Bank of Korea and others	KRW	71,570
Certification of payment on payables from foreign country	Korea Development Bank	USD	583,993
Certification of payment on L/C	Korea Exchange Bank	GBP	61,169
	Suhyup Bank and others	KRW	99,213
	Korea Exchange Bank and others	USD	1,616,063
Inclusive credit	Korea Exchange Bank	KRW	387,500
	HSBC and others	USD	547,012
Loan limit	Korea Exchange Bank	KRW	506,830
	HSBC and others	USD	1,233,000
Certification of performance of business on overseas oilfield or electricity	Bank of Kathmandu	NPR	155,448
	SABB	SAR	100,000
	Export-import Bank of Korea and others	USD	223,708
	Hana Bank	KRW	65,000
Certification of performance guarantee on contracts	Korea Exchange Bank	AED	54,880
	Bhutan National Bank	BTN	11,857
	HSBC and others	INR	244,333
	Seoul Guarantee Insurance and others	KRW	16,592
	Standard Chartered Bank and others	USD	653,230
Certification of bidding	HSBC and others	INR	82,700
	Standard Chartered Bank	THB	72,000
	Shinhan Bank and others	USD	81,016
Advance payment bond, warranty bond, retention bond and others	Korea Exchange Bank	BDT	10,206
	Bhutan National Bank	BTN	11,857
	Shinhan Bank	EUR	5,438
	HSBC	INR	139,690
	Nonghyup Bank	USD	20,212
Others	Shinhan Bank	JPY	750

50.	SUBSEQUENT EVENTS:

(1)	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary, issued corporate bonds in subsequent period and details are as follows (KRW in millions):

Type	Interest rate (%)	Issued date	Maturity date	Amounts
30-1st unsecured bond	3.84	2012.01.19	2017.01.19	(Won)	100,000
30-2nd unsecured bond	4.04	2012.01.19	2022.01.19		150,000
30-3rd unsecured bond	4.24	2012.01.19	2032.01.29		50,000
31-1st unsecured bond	4.01	2012.03.20	2017.03.20		50,000
31-2nd unsecured bond	4.15	2012.03.20	2022.03.20		100,000
31-3rd unsecured bond	4.32	2012.03.20	2032.03.20		150,000
32-1st unsecured bond	3.80	2012.04.26	2017.04.26		70,000
32-2nd unsecured bond	3.97	2012.04.26	2022.04.26		100,000
32-3rd unsecured bond	4.14	2012.04.26	2032.04.26		130,000

(2)	Korea South-East Power Co., Ltd., a subsidiary, issued 27th unsecured bonds in subsequent period and details are as follows. (KRW in millions):

Type	Interest rate (%)	Issued date	Maturity date	Amounts
27-1st unsecured bond	3.70	2012.02.23	2015.02.23	(Won)	130,000
27-2nd unsecured bond	3.85	2012.02.23	2017.02.23		50,000
27-3rd unsecured bond	4.09	2012.02.23	2022.02.23		170,000

(3)	Korea Midland Power Co., Ltd., a subsidiary, issued 20th unsecured bond in subsequent period and details are as follows. (KRW in millions):

Type	Interest rate (%)	Issued date	Maturity date	Amounts
20-1st unsecured bond	3.85	2012.02.28	2017.02.28	(Won)	150,000
22-2nd unsecured bond	3.89	2012.02.28	2019.02.28		50,000

(4)	Korea East West Power Co., Ltd., a subsidiary, issued 16th unsecured bond in subsequent period and details are as follows. (KRW in millions):

Type	Interest rate (%)	Issued date	Maturity date	Amounts
16-1st unsecured bond	4.05	2012.03.22	2017.03.22	(Won)	100,000
16-2nd unsecured bond	4.21	2012.03.22	2022.03.22		200,000

(5)	In March 2012, Korea Western Power Co., Ltd., a subsidiary, purchased a 22.7 % equity interest in Pioneer Gas Power for a purchase price of approximately USD 20,202 thousand to construct a 388-megawatt combined-cycle power plant in Maharashtra, India.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on April 16, 2012 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended (in Korean and English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended (in Korean and English)***

15.3	The Public Agencies Management Act of 2007, as amended on July 25, 2011 (in English)

15.4	Enforcement Decree of the Public Agencies Management Act of 2007, as amended on October 14, 2011 (in English)

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.
**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
***	Incorporated by reference to the Registrants Registration Statement on Form F-3 filed on March 8, 2000, registered under Registration No. 333-9180.

E-1