Form 20-F
period 2012-12-31
KOREA ELECTRIC POWER CORP
filed 2013-04-30
CIK 887225

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 F

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Jungin Yoon, +822 3456 4216, junginyoon@kepco.co.kr, +822 3456 4299

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

ii

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this report, are references to The Republic of Korea. All references to the “Government” in this report are references to the government of the Republic. All references to “we,” “us,” “our,” “ours,” the “Company” or “KEPCO” in this report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries, and the possessive thereof, as applicable. All references to “the Ministry of Trade, Industry and Energy” and “the Ministry of Strategy and Finance” include the respective predecessors thereof (and, for the avoidance of doubt, in the case of the Ministry of Trade, Industry and Energy, including the Ministry of Knowledge Economy). All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “IFRS” in this report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board. Unless otherwise stated, all of our financial information presented in this report has been prepared on a consolidated basis and in accordance with IFRS.

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

Item 3A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

Our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 included in this report have been audited by Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee. Deloitte Anjin LLC is a Korean independent registered public accounting firm and is our current independent registered public accounting firm.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Earnings Data

	2010		2011		2012
	(in billions of Won and millions of US$, except per share data)
Sales	￦	39,507	￦	43,175	￦	49,121	$46,199
Cost of sales		36,188		42,725		48,459	45,577
Gross Profit		3,319		450		662	622
Other operating income (expense), net		467		451		600	564
Selling and administrative expenses		1,645		1,752		1,780	1,674
Other income (loss)		119		166		(1,782)	(1,676)
Operating income (loss)		2,260		(685)		(2,300)	(2,164)
Finance income (expense), net		(1,967)		(1,911)		(1,940)	(1,824)
Profits of affiliates and joint ventures using equity method		77		123		177	166
Income (loss) before income taxes		370		(2,473)		(4,063)	(3,822)
Income tax expenses		439		820		(985)	(926)
Net loss for the year		(69)		(3,293)		(3,078)	(2,896)
Other comprehensive loss		(43)		(262)		(322)	(303)
Total comprehensive loss		(112)		(3,555)		(3,400)	(3,199)
Net income (loss) attributable to:
Owners of the Company		(120)		(3,370)		(3,167)	(2,980)
Non-controlling interests		51		77		89	84
Total comprehensive income attributable to:
Owners of the Company		(152)		(3,628)		(3,448)	(3,244)
Non-controlling interests		40		73		48	45
Earnings (loss) per share
Basic(1)		(193)		(5,411)		(5,083)	(4,781)
Diluted(2)		(193)		(5,411)		(5,083)	(4,781)
Earnings (loss) per ADS
Basic(1)		(97)		(2,706)		(2,542)	(2,391)
Diluted(2)		(97)		(2,706)		(2,542)	(2,391)
Dividends per share		—		—		—	—

Consolidated Statements of Financial Position Data

	As of December 31,
	2010		2011		2012
	(in billions of Won and millions of US$, except share and per share data)
Net working capital surplus (deficit)(3)	￦	(916)	￦	(3,973)	￦	(4,884)	$(4,594)
Property, plant and equipment, net		107,406		112,385		122,376	115,097
Total assets		129,518		136,468		146,153	137,460
Total shareholders’ equity		57,277		53,804		51,064	48,027
Controlling interest		56,818		53,270		49,889	46,922
Non-controlling interest		459		534		1,175	1,105
Common stock		3,208		3,210		3,210	3,019
Number of common shares as adjusted to reflect any changes in capital stock		641,567,712		641,964,077		641,964,077	641,964,077
Long-term debt (excluding current portion)		32,848		39,198		45,525	42,817
Other long term liabilities		25,321		25,725		30,747	28,918

Notes:

(1)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.
(2)	Diluted earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares.
(3)	Net working capital means current assets minus current liabilities.

Currency Translations and Exchange Rates

In this report, unless otherwise indicated, all references to “Won” or “￦” are to the currency of Korea, and all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America, all references to “Euro” or “€” are references to the currency of the European Union, and all references to “Yen” or “¥” are references to the currency of Japan. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,063.2 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2012. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On April 5, 2013, the Noon Buying Rate was Won 1,136.8 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012	1,063.2	1,126.2	1,185.0	1,063.2
October	1,090.2	1,105.4	1,114.6	1,090.2
November	1,081.8	1,087.0	1,091.8	1,081.8
December	1,063.2	1,075.2	1,083.7	1,063.2
2013 (through April 5)	1,136.8	1,088.3	1,136.8	1,056.0
January	1,087.5	1,066.5	1,091.2	1,056.0
February	1,083.9	1,087.3	1,095.7	1,078.2
March	1,112.5	1,102.9	1,119.2	1,083.9
April (through April 5)	1,136.8	1,121.9	1,136.8	1,114.4

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

Fuel costs constituted 48.5% and 49.2% of our sales and cost of sales, respectively, in 2012. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from a limited number of suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 42.2% of our entire fuel requirements in 2012 in terms of electricity output) are imported from a limited number of countries principally consisting of Indonesia and Australia and, to a lesser extent, the United States and Russia, which accounted for approximately 43.6%, 33.4%, 5.7% and 5.2%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2012. Approximately 80.3% of the bituminous coal requirements of our generation subsidiaries in 2012 were purchased under long-term contracts and the remaining 19.7% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4B. “Business Overview—Fuel.”

In recent years, the prices of bituminous coal, oil and liquefied natural gas, or LNG, have fluctuated significantly, creating uncertain outlook for our overall fuel costs. For example, the average “free on board” Newcastle coal 6300 GAR spot price index published by Platts was US$99.2 per ton in 2010, US$121.3 per ton in 2011, US$96.2 per ton in 2012 and US$92.3 per ton as of April 9, 2013. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil varied from US$106.2 per barrel in 2011 to US$108.9 per barrel in 2012 and to US$103.9 per barrel as of April 5, 2013. If fuel prices increase sharply within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel cost. We cannot assure you that the fuel prices will not significantly increase in the remainder of 2013 or thereafter.

Because the Government regulates the rates we charge for the electricity we sell to our customers (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on fuel and other cost increases to our customers is limited. The increase in fuel prices led to our recording of an operating loss in 2011 and 2012 and a net loss from 2008 to 2012. We expect that a sudden and substantial rise in the level of fuel prices will have a material adverse effect on our results of operation in 2013 and beyond. If fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of high fuel prices, the fuel price increases will negatively affect our profit margins or even cause us to suffer operating and/or net losses and our business, financial condition, results of operations and cash flows would suffer. In addition, partly because the Government may have to undergo a lengthy deliberative process to approve an increase in electricity tariff, which represents a key component of the consumer price index, the electricity tariff may not be adjusted to a level sufficient to ensure a fair rate of return to us in a timely manner or at all. For example, in August 2010, August 2011, December 2011, August 6, 2012 and January 14, 2013, the Government increased the electricity tariff by an average of 3.5%, 4.9%, 4.5%, 4.9% and 4.0%, respectively. However, such increases were insufficient to fully offset the adverse impact from the rise in fuel costs. Similarly, we cannot assure that any future tariff increase by the Government will be sufficient to fully offset the adverse impact on our results of operations from the current or potential rises in fuel costs.

Further to the announcement by the Ministry of Trade, Industry and Energy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff is also to have a third component of fuel cost pass-through adjustment (“FCPTA”) rate, which is to be added to or subtracted from the sum of the base rate and the usage rate on a monthly basis based on the three-month average movements of coal, LNG and oil prices, which is reflected as FCPTA two months later. The new tariff system is intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Trade, Industry and Energy issued a hold order on July 29, 2011 suspending our billing and collecting of the FCPTA amount. The hold order remains in effect to-date. Furthermore, on January 11, 2013, the Ministry of Trade, Industry and Energy informed us that the FCPTA system needed to be reassessed in light of the current circumstances such as the prolonged unbilled period since the announcement of the FCPTA system. There is no assurance as to when the Government will lift the hold order and allow us to bill and collect the accumulated FCPTA amount or whether the new tariff system will undergo other amendments to the effect that it will not fully cover our fuel and other costs on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. Any such development may have a material adverse effect on our business, financial condition, results of operations and cash flows. For further discussion, including in relation to accounting, see Item 4B. “Business Overview—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment”, Item 4B. “Business Overview—Sales and Customers—Electricity Rates”, Item 4B. “—Recent Developments— Correction of Accounting for Fuel Cost Pass-through Adjustment,” Item 5B. “Operating and Financial Review and Prospects—Overview,” Item 5B. “Operating and Financial Review and Prospects—Critical Accounting Policy—Correction of Accounting for Fuel Cost Pass-through Adjustment” and Notes 2, 15 and 36 to the notes to our consolidated annual financial statements.

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

On August 25, 2010, the Ministry of Trade, Industry and Energy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, whose key initiatives included the following: (i) maintain the current structure of having six generation subsidiaries, (ii) designate the six generation subsidiaries as “market-oriented public enterprises” under the Public Agency Management Act in order to foster competition among them and autonomous and responsible management by them, (iii) create a supervisory unit to act as a “control tower” in reducing inefficiencies created by arbitrary division of labor among the six generation subsidiaries and fostering economies of scale among them and require the presidents of the generation subsidiaries to hold regular meetings, (iv) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (v) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (vi) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future. Pursuant to this Proposal, in December 2010 the Ministry of Trade, Industry and Energy announced guidelines for a cooperative framework between us and our generation subsidiaries, and in January 2011 the five non-nuclear generation subsidiaries formed a “joint cooperation unit” and transferred their pumped-storage hydroelectric business units to KHNP. Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of outside directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Commission conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of outside directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries.

In addition, in order to deal with the shortage of fuel and other resources and also to comply with various environmental standards, the Government has adopted the Renewable Portfolio Standard (“RPS”), under which each generation subsidiary was required to supply 2.0% of the total energy generated from such subsidiary in the form of renewable energy in 2012 and will be required to supply 10.0% by 2022. The current budgeted amount of capital expenditure for implementation of the RPS as currently planned for the period from 2012 to 2022 is approximately Won 45 trillion. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all. For further details, see Item 4B. “Business Overview—Renewable Energy.”

Other than as set forth above, we are not aware of any specific plan by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electric power industry or the operations of us or our generation subsidiaries in the near future. However, for reasons relating to changes in policy considerations, socio-political, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electric power industry or the operations of us or our generation subsidiaries. Any such measures may have a negative effect on our business, results of operation and financial condition. In addition, the Government, which beneficially owns a majority of our shares and exercises significant control over our business and operations, may from time to time pursue policy initiatives with respect to our business and operations, and such initiatives may vary from the interest and objectives of our other shareholders.

Our capacity expansion plans, which are based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally announced and revised every two years by the Government. In February 2013, the Government announced the sixth Basic Plan relating to the future supply and demand of electricity. The sixth Basic Plan, which is effective for the period from 2013 to 2027, focuses on, among other things, (i) minimizing the need to construct new generation facilities through active consumer demand management, (ii) ensuring that we maintain adequate electricity reserve appropriate to the size of the national economy, and (iii) expanding our generation capacity to promote efficient supply of electricity in consideration of the stability of the national electricity grid network and the specific needs of localities. The Government may announce a supplemental plan for the construction of additional nuclear plants, which was not included in the sixth Basic Plan; such plan may increase the amount of our required capital expenditure. We cannot assure that the sixth Basic Plan, or the plans to be subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users. If there is a significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, which may have a material adverse effect on our results of operations, financial condition and cash flows.

From time to time, we may experience temporary power shortages or circumstances bordering on power shortages due to factors beyond our control, such as extreme weather conditions. For example, due to extremely cold weather during winters of recent years, our electricity reserve level fell from time to time to a level lower than the normal level despite emergency measures mandated by the Government, such as reduced daytime railway services and reduced daytime industrial use of electricity during peak hours. In addition, due to the unanticipated late heat wave in mid-September 2011 and the resulting spike in the use of air conditioning, our reserve level fell to a level that resulted in temporary suspensions of electricity supply across several regions of Korea on that day despite emergency measures by the Government, such as direct load control and voluntary conservation, which prevented a full-scale blackout. Circumstances such as these may lead to increased end-user complaints and greater public scrutiny, which may in turn result in our need to modify our capacity expansion plans, and if we were to substantially modify our capacity plans, this may result in additional capital expenditures, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and make acquisitions and investments related to overseas natural resources. In 2010, 2011 and 2012, our capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities amounted to ￦11,414 billion, ￦11,984 billion and ￦13,215 billion, respectively, and our budgeted capital expenditures for 2013, 2014 and 2015 amount to ￦19,714 billion, ￦20,376 billion and ￦18,651 billion, respectively. While we currently do not expect to face any material difficulties in procuring short-term borrowing to meet our liquidity and short-term capital requirements, there is no assurance that we will be able to do so. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity or due to other factors beyond our control. If we are unable to obtain financing on commercially acceptable terms on a timely basis, or at all, we may be unable to meet our funding requirements or debt repayment obligations, which could have a material adverse impact on our business, results of operations and financial condition.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies in recent years, especially as a result of the ongoing global financial instability, especially in Europe. See Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” Depreciation of Won against U.S. dollar and other foreign currencies typically results in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2012, approximately

21.4% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in foreign currencies, principally in U.S. dollars. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials (for example, all of our requirements for LNG are purchased from Korea Gas Corporation) may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.

As part of our overall business strategy, we plan to undertake new, or expand existing, projects such as strengthening of our renewable energy generation capabilities under the Renewable Portfolio Standards initiative, adoption of the “smart grid” projects to improve the operational efficiency of our electricity transmission and distribution network, and expansion in overseas markets, particularly in the construction and operation of nuclear generation units and the exploration and production of natural resources.

Due to their inherent uncertainties, such new and expanded strategic initiatives expose us to a number of risks and challenges, including the following:

•	new and expanded business activities may require unanticipated capital expenditures and involve additional compliance requirements;

•

new and expanded business activities may result in less growth or profit from what we currently anticipate, and there can be no assurance that such business activities will become profitable at the level we desire or at all;

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

As part of our business strategy, we may also seek, evaluate or engage in potential acquisitions, mergers, joint ventures, strategic alliances, restructurings, combinations, rationalizations, divestments or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than what we originally anticipated. In addition, we regularly review the profitability and growth potential of our existing and new business. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent originally anticipated, and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

We plan to pursue international expansion opportunities that may subject us to different or greater risks than those associated with our domestic operations.

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

Furthermore, while we seek to enter into business opportunities in a prudent and selective manner, some of our new international business ventures, such as mining and resource exploration, carry inherent risks that are different from our traditional business of electricity power generation, transmission and distribution. While these new businesses in the aggregate currently do not comprise a material portion of our overall business, as we are relatively inexperienced in these types of businesses, the actual revenues and profitability from, and investments and expenditures into, these business ventures may be substantially different from what we planned or anticipated and have a material adverse impact on our overall business, results of operations, financial condition and cash flows.

The proliferation of competing systems for independent generation of electricity by and/or sourcing from private power producers would erode our market position and hurt our business, growth prospects, revenues and profitability.

In 2012, we and our generation subsidiaries owned approximately 84.2% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial conditions and results of operation.

For example, while preparing for the sixth Basic Plan, which was announced in February 2013, the Ministry of Trade, Industry and Energy accepted applications from private independent power producers, in addition to those from our generation subsidiaries, for construction of additional coal-fired power plants. Previously, private enterprises were not permitted to own and operate coal-fired power plants in Korea. Out of such applications by 15 independent power producers for construction of a total of 40 coal-fired generation units with aggregate generation capacity of 37,100 megawatts, the Government approved applications for the construction of six generation units with aggregate generation capacity of 6,000 megawatts as well as two additional generation units with aggregate generation capacity of 2,000 megawatts to provide for the contingency of failed or delayed construction of these six generation units. Construction for the six generation units is scheduled to be completed between 2018 and 2021. While it remains to be seen whether construction of these generation units will be completed as scheduled, if it were to be completed as scheduled or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, in July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the minister of the Ministry of Trade, Industry and Energy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2013, 14 districts were using this system. The generation capacity installed or under construction of the electricity suppliers in these 14 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of March 31, 2013. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 17 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our currently dominant market position in the generation and distribution of electricity in Korea, and may have a material adverse effect on our business, growth, revenues and profitability.

Labor unrest may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2012, approximately 68.4% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since the six-week labor strike in 2002 by the union members of our generation subsidiaries in response to the proposed privatization of one of our generation subsidiaries, there has been no material subsequent labor dispute. However, we cannot assure you that there will not be a major labor strike or other disruptions by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

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

Through KHNP, we currently operate 23 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 29.8% of electricity generated in Korea in 2012. Due to significantly lower unit fuel costs compared to those for conventional power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions. The breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operation.

In response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government announced plans to further enhance the safety and security of nuclear power facilities, including by establishing the Nuclear Safety Commission in July 2011 for neutral and independent safety appraisals, subjecting nuclear power plants to additional safety inspections by governmental authorities and civic groups and requiring KHNP to prepare a comprehensive safety improvement plan. As a result of the foregoing, as well as a generally higher level of public and regulatory scrutiny of nuclear power following the recent nuclear incident in Japan, KHNP plans to implement a significant number of measures to improve the safety and efficiency of its generation facilities for target completion by 2015. We expect to incur additional compliance costs and capital expenditures in relation to our improvement measures, which could have a material adverse impact on our financial conditions and results of operation.

The construction and operation of nuclear-fuel generation units involve difficulties, such as civic opposition from civic groups, which may have an adverse effect on us.

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

On February 9, 2012, our nuclear generation unit Kori-1 experienced a station blackout for approximately 12 minutes during a scheduled maintenance overhaul which began on February 4, 2012 and was scheduled to be completed on March 4, 2012. This incident was reported to the Nuclear Safety and Security Commission on March 12, 2012, which ordered a temporary shut-down of the Kori-1 on March 13, 2012, pending further safety evaluation. In addition, it was recently discovered that certain machinery parts used in our nuclear-fuel generation units had been supplied using forged quality certification documents, resulting in a temporary shutdown of two nuclear-fuel generation units in Yonggwang from November 2012 to January 2013. The Government has initiated a probe in order to investigate the extent of the forgeries and has ordered the Nuclear Safety & Security Commission to perform inspections on all of the nuclear-fuel generation units operated by us. Although we believe that the fraudulently certified parts are not material to the function or safety of our nuclear-fuel generation units, the investigation and unexpected blackouts may raise social and political concerns regarding the safety of our nuclear units, which could have an adverse impact on our financial conditions and results of operation.

We are subject to environmental regulations, including in relation to climate change, and our operations could expose us to substantial liabilities.

We are subject to national, local and overseas environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide relating to our electricity generation activities as well as our natural resource development endeavors overseas. Our operations could expose us to the risk of substantial liability relating to environmental or health and safety issues, such as those resulting from discharge of pollutants and carbon dioxide into the environment and the handling, storage and disposal of hazardous materials. We may be responsible for the investigation and remediation of environmental conditions at current or former operational sites. We may also be subject to related liabilities (including liabilities for environmental damage, third party property damage or personal injury) resulting from lawsuits brought by governments or private litigants. In the course of our operations, hazardous wastes may be generated, disposed of or treated at third party-owned or -operated sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites for any related liabilities, as well as for civil or criminal fines or penalties.

We currently operate extensive programs to comply with various environmental regulations, including the Renewable Portfolio Standard program, under which each generation subsidiary was required to supply 2.0% of the total energy generated from such subsidiary in the form of renewable energy in 2012 and will be required to supply 10.0% by 2022, with fines being levied on any unit failing to do so in the prescribed timeline. Satisfaction of the supply target for 2012 by our generation subsidiaries is currently under evaluation, and our generation subsidiaries found to have failed to satisfy the supply target may become subject to fine or other penalty although we are currently unable to predict the type or amount of fine or other penalty that will be imposed. There is no assurance that such fine or other penalty will not be substantial. If substantial, such fine or other penalty may have a material adverse effect on our business, results of operations or financial condition.

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

Our risk management procedures may not prevent losses in debt and foreign currency positions.

We manage interest rate exposure for our debt instruments by limiting our variable rate debt exposure as a percentage of our total debt and closely monitoring the movements in market interest rates. We also actively manage currency exchange rate exposure for our foreign currency-denominated liabilities by measuring the potential loss therefrom using risk analysis software and entering into derivative contracts to hedge such exposure when the possible loss reaches a certain risk limit. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned, our results of operations and financial condition may be adversely affected.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51.0% of our issued capital stock. As of December 31, 2012, the last day on which our shareholder registry was closed, the Government, directly and through Korea Finance Corporation (a statutory banking institution wholly-owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future (other than sales of treasury stock).

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

The ongoing challenges affecting the European, U.S. and global financial sectors, fluctuations in oil and commodity prices and the general weakness of the European, U.S., Chinese and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to the ongoing volatility in the global financial markets, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. While deterioration of the global economy slowed in the second half of 2009, with some signs of stabilization and improvement beginning in 2010, substantial uncertainties have resurfaced in the form of fiscal and financial sector crisis in several European countries (including Greece, Spain, Italy, Ireland, France and Portugal), as well as threats to the viability of the Euro as a common European currency, a downgrade in the sovereign or other credit ratings of governments and financial institutions in Europe and the United States and signs of cooling of the Chinese and Indian economies, and the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain. While our aggregate financial exposure to the European countries currently being affected by the ongoing fiscal and financial crisis remains less than 1% of our consolidated total assets, any future deterioration of the global economy may have an adverse impact on the Korean economy, which in turn could adversely affect our business, financial condition and results of operations. As the Korean economy is highly dependent on the health and direction of the global economy, the prices of our securities may be adversely affected by investors’ reactions to developments in other countries. Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

More specifically, factors that could hurt the Korean economy in the future include, among others:

•

further deterioration of the fiscal and financial crisis in Europe, downgrades in the sovereign or other credit ratings of the governments and financial institutions in Europe and the United States, as well as the slowdown of the Chinese economy, which could have adverse effects on the global, and in turn Korean, credit and financial markets;

•

inflation levels, volatility in foreign currency reserve levels, commodity prices (including coal, oil, LNG prices), exchange rates (including fluctuation of U.S. dollar and Japanese Yen exchange rates or revaluation of the Renminbi), interest rates, and stock markets and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

•	potential friction with Korea’s trading partners arising, in part, from Korea’s heavy reliance on exports;

•

adverse developments in the economies of countries to which Korea exports goods and services (such as China, the United States and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•

the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from layoffs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Government’s policy-driven tax and other regulatory measures;

•	rising fiscal deficit as a result of a decrease in tax revenues and a substantial increase in the Government’s expenditures for welfare and other social programs;

•

political uncertainty or increasing strife among or within political parties in Korea, including as a result of the continued polarization of the positions of the ruling conservative party and the progressive opposition;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•

any other development that has a material adverse effect in the global economy, such as an act of war, a terrorist act or a breakout of an epidemic such as SARS, avian flu or swine flu or natural disasters such as earthquakes and tsunamis and the related disruptions in the relevant economies with global repercussions;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. Recently, on April 13, 2012, North Korea conducted a test of a long-range missile against the protests of many in the international community, including Korea, Japan and the United States. On December 12, 2012, North Korea conducted a rocket launch under the premise of placing a satellite in orbit. This launch has been widely criticized by the international community as a veiled attempt by North Korea to further develop its long-range ballistic missile program. The United Nations Security Council has strongly condemned the tests and the United States has cut off food aid to North Korea. North Korea has responded by issuing a statement that it is free to take necessary retaliatory measures. Most recently, on February 12, 2013, North Korea conducted a nuclear test at its underground test facility in Punggye-ri. The nuclear test has been condemned by the international community and the United National Security Council and the European Union has agreed to a set of new sanctions against North Korea. North Korea has responded to these new sanctions by announcing its withdrawal from the Korean Armistice Agreement and with provocative rhetoric which has increased tensions on the Korean peninsula. After Korea announced on October 7, 2012, that it would extend the range of its ballistic missiles from 185 to 500 miles, a distance which could hit the northeast corner of North Korea from launch sites in central Korea, the National Defense Commission (which is the top military body of North Korea) announced it was ready to wage war on the United States and its allies and threatened to launch nuclear weapons in the event the United States or its allies use nuclear weapons against North Korea.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. Shortly after the death of Kim Jong-il, a long-standing former ruler of North Korea, in December 2011 his son Kim Jong-eun was named North Korea’s Supreme Commander of the Armed Forces. Whether Kim Jong-eun will successfully solidify his political power or whether he will implement policies that will successfully assist North Korea in withstanding the many challenges it faces, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, on November 30, 2009, North Korea redenominated its currency at a ratio of 100 to 1 as part of its first currency reform in 17 years as a way to control inflation and reduce the income gap among its citizens. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

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

On August 22, 2011, North Korea unilaterally declared that it will legally dispose of all Korean-owned real estate, equipment and raw materials it seized in April 2010 within the Mt. Geumgang resort area (the “Geumgang area”), concurrent with its seizure and embargo of Korean supplies and assets and its exit order of all employees who were dispatched from Korea (the “2011 Declaration”). It is estimated that the value of the assets, including the real estate, owned by the Government, the Korea Tourism Organization and other private Korean companies in the Geumgang area amount to approximately ￦484.1 billion. Tourism in the Geumgang area has effectively been discontinued since a Korean tourist was shot and killed by a North Korean soldier on July 11, 2008. More recently, on March 27, 2013, North Korea severed the last remaining military hotline with Korea and on April 2, 2013, North Korea announced that it would restart a nuclear reactor located at Yongbyon. In addition, on April 3, 2013 North Korea suspended access to the Kaesong joint industrial zone to South Korean workers and on April 26, 2013 the Government decided to withdraw South Korean workers from the complex. Currently, the

Government is in the process of considering various other options, including legal and diplomatic measures but it is unclear whether and when the complex will resume operation.

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

You may not be able to enforce a judgment of a foreign court against us.

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this annual report reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of the American depository shares to affect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Risks Relating to Our American Depositary Shares

There are restrictions on withdrawal and deposit of common shares under the depositary facility.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the depositary bank’s custodian in Korea and obtain American depositary shares, and holders of American depositary shares may surrender American depositary shares to the depositary bank and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of American depositary shares (including deposits in connection with the initial and all subsequent offerings of American depositary shares and stock dividends or other distributions related to these American depositary shares) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We have consented to the deposit of outstanding shares of common stock as long as the number of American depositary shares outstanding at any time does not exceed 80,153,810 shares. As a result, if you surrender American depositary shares and withdraw shares of common stock, you may not be able to deposit the shares again to obtain American depositary shares.

Ownership of our shares is restricted under Korean law.

Under the Financial Investment Services and Capital Markets Act, with certain exceptions, a foreign investor may acquire shares of a Korean company without being subject to any single or aggregate foreign investment ceiling. As one such exception, certain designated public corporations, such as us, are subject to a 40.0% ceiling on acquisitions of shares by foreigners in the aggregate. The Financial Services Commission may increase or decrease these percentages if it deems it necessary for the public interest, protection of investors or industrial policy.

In addition to the aggregate foreign investment ceiling, the Financial Investment Services and Capital Markets Act and our Articles of Incorporation set a 3% ceiling on acquisition by a single investor (whether domestic or foreign) of the shares of our common stock. Any person (with certain exceptions) who holds our issued and outstanding shares in excess of such 3% ceiling cannot exercise voting rights with respect to our shares exceeding such limit.

The ceiling on aggregate investment by foreigners applicable to us may be exceeded in certain limited circumstances, including as a result of acquisition of:

•	shares by a depositary issuing depositary receipts representing such shares (whether newly issued shares or outstanding shares);

•	shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea;

•	shares from the exercise of shareholders’ rights; or

•	shares by gift, inheritance or bequest.

A foreigner who has acquired our shares in excess of any ceiling described above may not exercise his voting rights with respect to our shares exceeding such limit and the Financial Services Commission may take necessary corrective action against him.

Holders of our ADSs will not have preemptive rights in certain circumstances.

The Korean Commercial Code and our Articles of Incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary bank, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The depositary bank, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the U.S. Securities Act.

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission in relation to the registration rights. If a registration statement is required for you to exercise preemptive rights but is not filed by us, you will not be able to exercise your preemptive rights for additional shares and you will suffer dilution of your equity interest in us.

The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the KRX KOSPI Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

The Korean government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Korean government has promoted mergers to reduce what it considers excess capacity in a particular industry and has also encouraged private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

Your dividend payments and the amount you may realize in connection with a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Investors who purchase the American depositary shares will be required to pay for them in U.S. dollars. Our outstanding shares are listed on the Korea Exchange and are quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the American depositary shares will be paid to the depositary bank in Won and then converted by the depositary bank into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a registered holder or beneficial owner of the American depositary shares will receive from the depositary bank in respect of dividends, the U.S. dollar value of the proceeds which a holder or owner would receive upon sale in Korea of the shares obtained upon surrender of American depositary shares and the secondary market price of the American depositary shares.

If the Government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in U.S. dollars.

If the Government deems that certain emergency circumstances are likely to occur, it may impose restrictions such as requiring foreign investors to obtain prior Government approval for the acquisition of Korean securities or for the repatriation of interest or dividends arising from Korean securities or sales proceeds from disposition of such securities. These emergency circumstances include any or all of the following:

•	sudden fluctuations in interest rates or exchange rates;

•	extreme difficulty in stabilizing the balance of payments; and

•	a substantial disturbance in the Korean financial and capital markets.

The depositary bank may not be able to secure such prior approval from the government for the payment of dividends to foreign investors when the Government deems that there are emergency circumstances in the Korean financial markets.

ITEM 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation (“KEPCO”) Act as the successor to Korea Electric Company. Our registered office is located at 167 Samseong-dong, Gangnam-gu, Seoul, Korea, and our telephone number is 82-2-3456-4216. Our website address is www.kepco.co.kr. Our agent in the United States is Korea Electric Power Corporation, New York Office, located at 7th Floor, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly-owned by the Government in 1989 when the Government sold 21.0% of our common stock. As of December 31, 2012, the last day on which our shareholder registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Finance Corporation, a statutory banking institution wholly owned by the Government.

Under relevant laws of Korea, the Government is required to own, directly or indirectly, at least 51.0% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters relating to us that require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Finance Corporation as holders of our common stock are exercised by the Ministry of Trade, Industry and Energy, based on the Government’s ownership of our common stock and a proxy received from Korea Finance Corporation, in consultation with the Ministry of Strategy and Finance.

We operate under the general supervision of the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy, in consultation with the Ministry of Strategy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Trade, Industry and Energy, the Ministry of Strategy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4B. “Business Overview—Regulation.” Our non-standing directors, who comprise the majority of our board of directors, must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by our director nomination committee and must have ample knowledge and experience in business management, and our President must be appointed by the President of the Republic upon the motion of the minister of the Ministry of Trade, Industry and Energy following the nomination by our Director Nomination Committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6A. “Directors and Senior Management—Board of Directors.”

Item 4B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate substantially all of the electricity produced in Korea. As of December 31, 2012, we and our generation subsidiaries owned approximately 84.2% of the total electricity generating capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2012, we sold to our customers approximately 466,593 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and to a lesser extent from independent power producers. Of the 488,903 gigawatt-hours of electricity we purchased in 2012, 30.4% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 57.3% was generated by our wholly-owned five non-nuclear generation subsidiaries and 12.3% was generated by independent power producers. Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO, and EWP, each of which is wholly-owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2012, we had sales of Won 49,121 billion and net loss of Won 3,167 billion (excluding non-controlling interests) compared to sales of Won 43,175 billion and net loss of Won 3,370 billion (excluding non-controlling interests) in 2011. Our sales increased primarily as a result of a 2.5% increase in kilowatt hours of electricity sold in 2012, which was attributable primarily to the general increase in demand for electricity among consumers in Korea as a result of a slow but steady economic growth in 2012. The increase in the volume of electricity sold was due to a 2.6% increase of electricity sold to the industrial sector, including light power usage, and a 2.1% increase in kilowatt hours of electricity sold to the commercial sector, and a 3.1% increase in kilowatt hours of electricity sold to the residential sector. See Item 5A. “Operating Results.”

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate (“CAGR”) of 4.9% per annum from 2008 to 2012, compared to the real gross domestic product, or GDP, which increased at a CAGR of 2.9% during the same period, according to The Bank of Korea. The GDP growth rate was 2.0% for 2012 as compared to 3.6% for 2011. Demand for electricity in Korea increased by 2.5% from 2011 to 2012.

Strategy

In September 2011, we announced our new corporate strategy titled “Global Top Green & Smart Energy Pioneer KEPCO”. Under this strategy, we seek to become a leading global energy enterprise through enhanced global competitiveness (for example, by selectively expanding our overseas investments) and strengthening our contribution to the global environmental campaigns through continued development of “green” and “smart” power-related technologies. We also aim to adapt to the growing uncertainties in global economy by selectively pursuing new business opportunities and through development of innovative technologies. More specifically, we aim to achieve the following:

•

Become a global leader in “green” technology. With the increasing demand for, and embrace of, environmentally friendly, or green, energy worldwide in substitution of the conventional thermal energy, we believe that green energy represents an important business potential as well as a worthy corporate purpose befitting our status as a provider of public utility. In particular, our “green growth” initiatives will focus on the following:

(i)	Development of eco-friendly power technologies—In order to lead low-carbon green growth in response to climate change, we are continuing to develop eco-friendly green technology throughout the power supply and consumption value chain. The basic objectives are to reduce carbon emissions during the generation phase, reduce power loss during transmission and encourage efficient power consumption. To this end, we have invested heavily in research and development of eco-friendly green technologies and plan to develop and commercialize them, some examples being power generation through coal gasification.

(ii)

Improvement in efficiency in our electricity transmission and distribution — We are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids,” based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers, a superconducting technology that will improve efficiency in the transmission of electricity over such network and localized “high-voltage direct current” technology that will reduce electricity loss over the course of transmission and distribution.

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

Recent Developments

Increase in Electricity Tariff Rates

Effective August 6, 2012, the Government increased the electricity rates that we charge to the end-users by an average of 4.9% as further set forth in the following table:

Type of Usage*	Residential	Commercial			Industrial			Educational	Agricultural	Street Lighting	Overnight Usage
		Low-voltage	High-voltage	Average	Low-voltage	High-voltage	Average
% increase	2.7	3.9	4.9	4.4	3.9	6.0	6.0	3.0	3.0	4.9	4.9

Effective January 14, 2013, the Government further increased the electricity rates that we charge to the end-users by an average of 4.0% as further set forth in the following table:

Type of Usage	Residential	Commercial			Industrial			Educational	Agricultural	Street Lighting	Overnight Usage
		Low-voltage	High-voltage	Average	Low-voltage	High-voltage	Average
% increase	2.0	2.7	6.3	4.6	3.5	4.4	4.4	3.5	3.0	5.0	5.0

We cannot assure you that such tariff increase will be sufficient to fully offset the adverse impact on our results of operations from the current or future movements in fuel costs.

Correction of Accounting for Fuel Cost Pass-through Adjustment

As of July 1, 2011, a new electricity tariff system approved by the Government took effect featuring a fuel cost pass-through adjustment (“FCPTA”). This system was intended to allow us to pass through fluctuations in fuel costs ultimately to the customers. The FCPTA amount is determined based on a prior three-months moving average of international fuel prices and other factors, which is reflected two months later. On July 29, 2011, out of inflationary and other policy considerations, the Government issued a hold-order suspending us from billing or collecting the FCPTA amount from customers.

Our accounting policy was to recognize unbilled fuel cost adjustments as assets under the IFRS Conceptual Framework when we concluded that it is probable that future economic benefits would flow to us. We had concluded that we controlled a resource as a result of past events from which future economic benefits were expected to flow to us. The Regulation for Electricity Service, which regulates the FCPTA system, provides a legal “resource” or right to bill where the costs we incur will result in future cash flows. The operation of the FCPTA system creates a right to charge rates in amounts that would permit us to recover the related costs, such amounts being subject to government approval. In addition, we relied on the authority of the Ministry of Trade, Industry and Energy, which regulates and approves the electricity tariff we charge to our customers, including the FCPTA system. As of December 31, 2011, we determined that it was probable that economic benefits associated with the unbilled fuel cost adjustments would be realizable based on the authority of the Ministry of Trade, Industry and Energy in setting and enforcing electricity rates for customers. Therefore, we concluded that as of December 31, 2011 it was probable that our unbilled FCPTA amount would be collected.

We previously recognized revenue and a receivable for the FCPTA amounts subject to the hold order in the amount of Won 357,085 million at December 31, 2011. However, we came to realize that our FCPTA rate regulatory scheme closely resembles a cost-of service scheme, and have therefore determined that the appropriate accounting for the unbilled FCPTA amounts is to reduce cost of sales by the unbilled FCPTA amounts and recognize a related non-financial asset by the same amount, which is more consistent with accounting policies for rate regulated assets of other standard setting bodies. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, we used judgment in developing and applying an accounting policy that results in information that is relevant and reliable. In making that judgment, management considered pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices. We have concluded that the aforementioned error is immaterial, and corrected the accounting for our unbilled FCPTA amounts in our consolidated financial statements as of and for the year ended December 31, 2011 included in Item 18. “Financial Statements.”

During the fourth quarter of 2012, we had further consultations with the Ministry of Trade, Industry and Energy as to the outlook for the lifting the hold-order. Furthermore, on January 11, 2013, the Ministry of Trade, Industry and Energy informed us that the FCPTA system needed to be reassessed in light of the current circumstances such as the prolonged unbilled period since the announcement of the FCPTA system. We have therefore concluded that, in consideration of the prolonged unbilled period and recent consultations with, and information from, the Ministry, we would not be able to bill and collect the unbilled FCPTA amounts for the foreseeable future. As a result, we wrote off the entire unbilled FCPTA amounts of Won 1,877 billion recognized through December 31, 2012, including the unbilled FCPTA amounts as of December 31, 2011. As a result, there were no FCPTA amounts remaining in the consolidated statement of financial position as of December 31, 2012.

Furthermore, we will cease recording a regulatory asset prospectively related to the FCPTA amounts unless and until the likelihood of recovery once again satisfies the probable threshold contained in the IFRS Conceptual Framework or enacted IFRS at such time.

See Item 4B. “Business Overview—Recent Developments— Correction of Accounting for Fuel Cost Pass-through Adjustment”, Item 4B. “Business Overview—Sales and Customers—Electricity Rates”, Item 4B. “—Recent Developments— Correction of Accounting for Fuel Cost Pass-through Adjustment,” Item 5B. “Operating and Financial Review and Prospects—Overview,” Item 5B. “Operating and Financial Review and Prospects—Critical Accounting Policy—Correction of Accounting for Fuel Cost Pass-through Adjustment” and Notes 2, 15 and 36 to the notes to our consolidated annual financial statements.

Permitted Entry of Private Enterprises in the Coal-Fired Power Generation Business

While preparing for the sixth Basic Plan, which was announced in February 2013, the Ministry of Trade, Industry and Energy accepted applications from private independent power producers, in addition to those from our generation subsidiaries, for construction of additional coal-fired power plants. Previously, private enterprises were not permitted to own and operate coal-fired power plants in Korea. Out of such applications by 15 independent power producers for construction of a total of 40 coal-fired generation units with aggregate generation capacity of 37,100 megawatts, the Government approved applications for the construction of six generation units with aggregate generation capacity of 6,000 megawatts as well as two additional generation units with aggregate generation capacity of 2,000 megawatts to provide for the contingency of failed or delayed construction of these six generation units. Construction for the six generation units is scheduled to be completed between 2018 and 2021. While it remains to be seen whether construction of these generation units will be completed as scheduled, if it were to be completed as scheduled or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

Implementation of the Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) road map. In accordance with such plan, we will install “smart meters” and related communication networks and operating systems for 22 million households as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household and the effective tariff rate at the time of electricity usage so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. On the other hand, the smart grid refers to the next-generation network for electricity distribution that integrates information technology into the existing power grid with the aim of enabling two-way real time exchange of information between electricity suppliers and consumers for optimal efficiency in electricity use. The smart grid project is scheduled to be completed in 2030, and the AMI project is currently scheduled to be completed in 2020. We expect that the smart grid initiative would significantly increase efficient energy consumption by providing real-time data to customers which would in turn help to reduce greenhouse gas emission and decrease Korea’s reliance on foreign energy sources. As of December 31, 2012, we have installed 3.8 million smart meter units, and plan to install an additional 3.2 million units in 2013. The AMI project is expected to cost an additional Won 1.7 trillion by 2020.

Government Ownership and Our Interactions with the Government

The KEPCO Act requires that the Government own at least 51.0% of our capital stock. Direct or indirect ownership of more than 50.0% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Finance Corporation as holders of our common stock are exercised by the Ministry of Trade, Industry and Energy in consultation with the Ministry of Strategy and Finance. The Government currently has no plan to cease to own, directly or indirectly, at least 51.0% of our outstanding common stock.

We play an important role in the implementation of the Government’s national energy policy, which is established in consultation with us, among other parties. As an entity formed to serve public policy goals of the Government, we seek to maintain a fair level of profitability and strengthen our capital base in order to support the growth of our business in the long term.

The Government, through its various policy initiatives for the Korean energy industry as well as direct and indirect supervision of us and our industry, plays an important role in our business and operations. Most importantly, the electricity tariff rates we charge to our customers are regulated by the Government taking into account, among others, our needs to recover the costs of operations, make capital investments and provide a fair return to our security holders, as well as the Government’s overall policy considerations, such as inflation. See Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, pursuant to the Basic Plan determined by the Government, we and our generation subsidiaries have made, and plan to make, substantial expenditures for the construction of generation plants and other facilities to meet increased demand for electric power. See Item 5B. “Liquidity and Capital Resources—Capital Requirements.”

Restructuring of the Electric Power Industry in Korea

On January 21, 1999, the Ministry of Trade, Industry and Energy published the Restructuring Plan. The overall objectives of the Restructuring Plan consisted of: (i) introducing competition and thereby increasing efficiency in the Korean electric power industry, (ii) ensuring a long-term, inexpensive and stable electricity supply, and (iii) promoting consumer convenience through the expansion of consumer choice.

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

In order to support the logistics of the cost-based pool system, the Government established the Korea Power Exchange in April 2001 pursuant to the Electricity Business Law. The primary function of the Korea Power Exchange is to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission in April 2001 to regulate the Korean electric power industry and ensure fair competition among industry participants. To facilitate this goal, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Trade, Industry and Energy.

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

Privatization of Non-nuclear Generation Subsidiaries

In April 2002, the Ministry of Trade, Industry and Energy released the basic privatization plan for five of our generation subsidiaries other than KHNP. Pursuant to this plan, we commenced the process of selling our equity interest in KOSEP in 2002. According to the original plan, this process was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base. In November 2003, KOSEP submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEP made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time. We may resume the stock listing process for KOSEP in due course, after taking into consideration the overall stock market conditions and other pertinent matters. The aggregate foreign ownership of our generation subsidiaries is limited to 30.0% of total power generation capacity in Korea. In consultation with us, the Government will determine the size of the ownership interest to be sold and the timing of such sale, with a view to encouraging competition and assuring adequate electricity supply and debt service capability.

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

Initiatives to Improve the Structure of Electricity Generation

On August 25, 2010, based on deliberations with various interested parties, the Ministry of Trade, Industry and Energy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, whose key initiatives include the following: (i) maintain the current structure of having six generation subsidiaries, (ii) designate the six generation subsidiaries as “market-oriented public enterprises” under the Public Agency Management Act in order to foster competition among them and autonomous and responsible management by them, (iii) create a supervisory unit to act as a “control tower” in reducing inefficiencies created by arbitrary division of labor among the six generation subsidiaries and fostering economies of scale among them and require the presidents of the generation subsidiaries to hold regular meetings, (iv) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (v) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (vi) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future.

Pursuant to this Proposal, in December 2010 the Ministry of Trade, Industry and Energy announced guidelines for a cooperative framework between us and our generation subsidiaries, and in January 2011 the five non-nuclear generation subsidiaries formed a “joint cooperation unit” and transferred their pumped-storage hydroelectric business units to KHNP. Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoint the president and the statutory auditor of each such subsidiary; the selection of outside directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Commission conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of outside directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries.

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 439 as of December 31, 2012. We distribute electricity purchased through the Korea Power Exchange to the end users.

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

Notwithstanding the foregoing relationships, however, we do not have control over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Trade, Industry and Energy, and are subject to a host of laws and regulations, including, among others, the Electricity Business Act and the Public Agencies Management Act, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Trade, Industry and Energy, employees of the Korea Power Exchange, businesspersons and/or scholars), and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling on April 12, 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

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

Under the system marginal price regime adopted on May 1, 2008 and currently in effect, the marginal price of electricity at which our generation subsidiaries sell electricity to us is determined using the following formula:

Variable cost + [System marginal price – Variable cost] * Adjusted coefficient

The system marginal price represents, in effect, the marginal price of electricity at a given hour at which the projected demand for electricity and the projected supply of electricity for such hour intersect, as determined by the merit order system, which is a system used by the Korea Power Exchange to allocate which generation units will supply electricity for which hour and at what price. To elaborate, the projected demand for electricity for a given hour is determined by the Korea Power Exchange based on a forecast made one day prior to trading, and such forecast takes into account, among others, historical statistics relating to demand for electricity nationwide by day and by hour, seasonality and peak-hour versus non-peak hour demand analysis. The projected supply of electricity at a given hour is determined as the aggregate of the available capacity of all generation units that have submitted bids to supply electricity for such hour. These bids are submitted to the Korea Power Exchange one day prior to trading.

Under the merit order system, the generation unit with the lowest variable cost of producing electricity among all the generation units that have submitted a bid for a given hour is first awarded a purchase order for electricity up to the available capacity of such unit as indicated in its bid. The generation unit with the next lowest variable cost is then awarded a purchase order up to its available capacity in its bid, and so forth, until the projected demand for electricity for such hour is met. We refer to the variable cost of the generation unit that is the last to receive the purchase order for such hour as the system marginal price, which also represents the highest price at which electricity can be supplied at a given hour based on the demand and supply for such hour. Generation units whose variable costs exceed the system marginal price for a given hour do not receive purchase orders to supply electricity for such hour. The variable cost of each generation unit is determined by the Cost Evaluation Committee (comprised of representatives from the Ministry of Trade, Industry and Energy, the Korea Power Exchange, generation companies, scholars and researchers as well as us) on a monthly basis and reflected in the following month based on the fuel costs as of two months prior to such determination. The final allocation of electricity supply, however, is further adjusted on the basis of other factors, including the proximity of a generation unit to the geographical area to which power is being supplied, network and fuel constraints and the amount of power loss.

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

The adjusted coefficient applies in principle to all generation units that use the same type of fuel. However, the adjusted coefficient does not apply to independent power producers using LNG or oil as fuel. The adjusted coefficient is determined by the Cost Evaluation Committee in principle on an annual basis, although in exceptional cases driven by external factors such as fuel costs and electricity tariff rates, the adjusted coefficient may be adjusted on a quarterly basis.

Capacity Price

In addition to payment in respect of the variable cost of generating electricity, generation units receive payment in the form of capacity price, the purpose of which is to compensate them for the costs of constructing generation facilities and to provide incentives for new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading. From time to time, the capacity price is adjusted in ways to soften the impact of changes in the marginal price over time based on the expected rate of return for our generational subsidiaries. Currently, the capacity price is Won 7.46/kWh and since January 1, 2012 has applied equally to all generation units, regardless of fuel types used.

Effective as of January 1, 2007, a regionally differentiated capacity price system was introduced by setting a standard capacity reserve margin in the range of 12.0% to 20.0% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by a failure to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by satisfaction of the standard capacity reserve margin receive reduced capacity price. Since 2006, the capacity price received by generation units has been subject to hourly and seasonal adjustments in order to incentivize our generation subsidiaries to operate their generation facilities at full capacity during periods of highest demand. For example, the capacity price paid differs depending on whether the relevant hour is a “peak” hour, a “shoulder-peak” hour or an “off-peak” hours (it being highest for the peak hour and lowest for the off-peak hour) and the capacity price paid is highest during the months of January, July and August when electricity usage is highest due to weather conditions. The same capacity pricing mechanism applies to all generation units regardless of fuel types used.

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

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries for the year ended December 31, 2012 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	148,416	31.5	6,733	15.8	45.4
	KOSEP	60,098	12.7	4,533	10.6	75.4
	KOMIPO	50,005	10.6	5,413	12.7	108.2
	KOWEPO	54,094	11.5	5,936	13.9	109.7
	KOSPO	61,041	12.9	6,937	16.3	113.7
	EWP	54,857	11.6	5,836	13.7	106.4
	Others(1)	42,992	9.2	7,199	17.0	167.5

	Total	471,503	100.0	42,587	100.0	90.3

Energy Sources	Nuclear	143,453	30.4	5,682	13.3	39.6
	Bituminous coal	184,485	39.1	12,238	28.7	66.3
	Anthracite coal	8,015	1.7	833	2.0	103.9
	Oil	14,516	3.1	3,673	8.6	253.0
	LNG	3,763	0.8	791	1.9	210.1
	Combined-cycle	101,355	21.5	16,888	39.7	166.6
	Hydro	3,346	0.7	605	1.4	181.0
	Pumped-storage	3,631	0.8	809	1.9	222.9
	Others	8,939	1.9	1,068	2.5	119.4
	Total	471,503	100.0	42,587	100.0	90.3
Load	Base load	332,456	70.5	18,200	42.7	57.7
	Non-base load	139,047	29.5	24,387	57.3	175.4

	Total	471,503	100.0	42,587	100.0	90.3

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

Power Purchased from Independent Power Producers Under Power Purchase Agreements

In 2012, we purchased an aggregate of 17,400 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These purchases were made outside of the cost-based pool system of power trading. These independent power producers had an aggregate generating capacity of 4,650 megawatts as of December 31, 2012.

Power Generation

As of December 31, 2012, we and our generation subsidiaries had a total of 563 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generating capacity of 68,848 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2012 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	23	20,716	82.3
Thermal:
Coal	51	24,534	91.7
Oil	16	3,950	38.9
LNG	4	888	40.2

Total thermal	71	29,372	83.1

Internal combustion	206	367	35.4
Combined-cycle	109	12,936	65.1
Hydro	69	5,330	10.4
Wind	31	70	20.1
Solar	50	51	12.4
Fuel cell	4	6	78.1

Total	563	68,848	72.4

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

The expected useful life of a unit, assuming no substantial renovation, is approximately as follows: nuclear, over 40 years; thermal, over 30 years, respectively; internal combustion, over 25 years; and hydroelectric, over 55 years. Substantial renovation can extend the useful life of thermal units by up to 20 years.

We seek to achieve efficient use of fuels and diversification of generating capacity by fuel type. In the past, we relied principally upon oil-fired thermal generation units for electricity generation. Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generation units. While nuclear units are more expensive to construct than non-nuclear units of comparable capacity, nuclear fuel is less expensive than fossil fuels in terms of electricity output per unit cost. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electrical energy, we seek to maintain nuclear power production capacity at approximately the level at which demand for electricity is continuously stable. During those times when actual demand exceeds the usual level of electricity supply from nuclear power, we rely on units fired by fossil fuels and hydroelectric units, which can be started and shut down more quickly and efficiently than nuclear units, to meet the excess demand. Bituminous coal is currently the least expensive thermal fuel per kilowatt-hour of electricity produced, and therefore we seek to maximize the use of bituminous coal for generation needs in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and internal combustion units are the most efficient types of units for rapid start-ups and shutdowns, and therefore we use such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per unit cost.

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

	2008	2009	2010	2011	2012	% of 2012 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by generation subsidiaries:
Nuclear	150,958	147,771	148,596	154,723	150,327	29.8
Thermal:
Coal	174,156	193,803	198,287	199,516	198,715	39.4
Oil	7,981	11,970	10,874	9,456	14,188	2.8
LNG	1,518	762	2,288	2,233	3,256	0.6

Total thermal	183,655	206,535	211,449	211,205	216,159	42.8

Internal combustion	503	697	731	821	692	0.1
Combined-cycle	55,909	47,580	70,081	71,668	75,733	15.0
Hydro	3,836	4,091	4,393	4,815	5,051	1.0
Wind	53	82	91	117	128	0.02
Solar and fuel cells	15	24	44	60	68	0.01

Total generation	394,929	406,780	435,384	443,409	448,158	88.8

Electricity generated from others:
Thermal	25,699	25,274	37,197	42,240	54,720	10.8
Hydro and other renewable	1,727	1,550	2,079	11,244	2,023	0.4

Total generation (others)	27,426	26,824	39,276	53,484	56,743	11.2

Gross generation	422,355	433,604	474,660	496,893	504,863	100
Auxiliary use(2)	17,374	18,258	19,372	19,689	15,740	2.9
Pumped-storage (3)	3,243	3,713	3,663	4,257	4,789	0.9

Total net generation(4)	401,726	411,631	451,433	472,947	484,334	96.1

Transmission and distribution losses(5)	16,106	16,770	18,034	17,430	17,291	3.6

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped-storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation minus auxiliary and pumped-storage use.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2008	2009	2010	2011	2012
	(Megawatts)
Total capacity	70,353	73,310	76,078	76,649	81,806
Peak load	62,794	66,797	71,308	73,137	75,987
Average load	48,082	49,498	54,185	56,723	57,601

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operation. On April 2, 2001, we transferred all of our nuclear and hydroelectric power generation assets and liabilities to KHNP.

KHNP owns and operates 23 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang and Ulchin, 50 hydroelectric generation units including 16 pumped storage hydro generation units as well as five solar generation units and one wind generation unit as of December 31, 2012.

The table below sets forth the number of units and installed capacity as of December 31, 2012 and the average capacity factor by types of generation units in 2012.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	23	20,716	82.3
Hydroelectric	50	5,303	10.7
Wind	1	0.8	6.0
Solar	5	16	13.3

Total	79	26,035.8

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

Shin-Kori-2 and Shin-Wolsong-1, each with a 1,000 megawatt capacity, commenced commercial operation in July 2012. We are currently building five additional nuclear generation units, consisting of one unit with a 1,000 megawatt capacity and four units each with a 1,400 megawatt capacity at the Shin-Kori and Shin-Ulchin sites, respectively. We expect to complete these units between 2013 and 2018. In addition, we plan to build four additional nuclear units, each with a 1,400 megawatt capacity, and two additional nuclear units, each with a 1,500 megawatt capacity at the Shin-Kori and Shin-Ulchin sites between 2019 and 2024.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2012.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity
	(Megawatts)
Kori-1	PWR	W	GEC, Hitachi, D	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC, Hitachi	1985	950
Kori-4	PWR	W	GEC, Hitachi	1986	950
Shin-Kori-1	PWR	D, KOPEC, W	D, GE	2011	1,000
Shin-Kori-2	PWR	D, KOPEC, W	D, GE	2012	1,000
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Shin-Wolsong-1	PWR	D, KOPEC, W	D, GE	2012	1,000
Yonggwang-1	PWR	W	W, D	1986	950
Yonggwang-2	PWR	W	W, D	1987	950
Yonggwang-3	PWR	H, CE, K	H, GE	1995	1,000
Yonggwang-4	PWR	H, CE, K	H, GE	1996	1,000
Yonggwang-5	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Yonggwang-6	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Ulchin-1	PWR	F	A	1988	950
Ulchin-2	PWR	F	A	1989	950
Ulchin-3	PWR	H, CE, K	H, GE	1998	1,000
Ulchin-4	PWR	H, CE, K	H, GE	1999	1,000
Ulchin-5	PWR	D, KOPEC, W	D, GE	2004	1,000
Ulchin-6	PWR	D, KOPEC, W	D, GE	2005	1,000

Total nuclear					20,716

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries; “K” means Korea Atomic Energy Research Institute.
(3)	“GEC” means General Electric Company (UK); “P” means Parsons (Canada and UK); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alsthom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi Ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2012 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	51.0	5.8
Kori-2	84.5	5.5
Kori-3	78.1	5.1
Kori-4	100.1	5.0
Shin-Kori-1	81.2	5.3
Shin-Kori-2	98.5	7.2
Wolsong-1	81.0	7.7
Wolsong-2	94.4	7.5
Wolsong-3	90.7	7.8
Wolsong-4	100.2	7.7
Shin-Wolsong-1	95.7	5.9
Yonggwang-1	92.9	5.8
Yonggwang-2	101.7	4.3
Yonggwang-3	80.1	5.9
Yonggwang-4	88.8	4.6
Yonggwang-5	72.1	5.4
Yonggwang-6	83.1	4.8
Ulchin-1	80.1	5.2
Ulchin-2	98.7	5.0
Ulchin-3	69.4	5.5
Ulchin-4	0.0	0.0
Ulchin-5	100.4	5.0
Ulchin-6	88.2	4.8

Total nuclear	82.3	5.6

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The average duration of shutdown for routine fuel replacement and maintenance was 52.6 days, except for Uljin unit-4 which was shut down for long-term maintenance.

KHNP’s nuclear units experienced an average of 0.39 unplanned shutdowns per unit in 2012. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978. Beginning in November 2012, two nuclear units at Yonggwang were shut down for approximately two months pending investigation of allegations that certain parts were supplied using of fraudulent quality assurance documents. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.”

Hydroelectric

Effective January 1, 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced on August 25, 2010, the five non-nuclear generation companies transferred all of the assets and liabilities relating to their pumped-storage and five other hydroelectric business units to KHNP. The table below sets forth certain information, including the installed capacity as of December 31, 2012 and the average capacity factor in 2012.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	17.5
Chuncheon	2	Dam	1965	62.3	21.2
Euiam	2	Dam	1967	45.0	34.4
Cheongpyung	4	Dam	1943	139.6	23.6
Paldang	4	Dam	1973	120.0	42.9
Seomjingang	3	Basin deviation	1945	34.8	46.3
Boseonggang	2	Basin deviation	1937	4.5	63.9
Kwoesan	2	Dam	1957	2.8	29.7
Anheung	3	Dam waterway	1978	0.5	47.0
Kangreung	2	Basin deviation	1991	82.0	0.0
Topyeong	1	Dam	2011	0.05	29.2
Muju(1)	1	Dam	2003	0.4	28.0
Sancheong(1)	1	Dam	2001	1.0	36.0
Yangyang(1)	2	Dam	2005	1.4	16.2
Yecheon(1)	1	Dam	2011	0.9	21.1
Cheongpeoung(1)	2	Pumped Storage	1980	400	4.3
Samrangjin(1)	2	Pumped Storage	1985	600	8.0
Muju(1)	2	Pumped Storage	1995	600	8.9
Sancheong(1)	2	Pumped Storage	2001	700	9.2
Yangyang(1)	4	Pumped Storage	2006	1,000	7.9
Cheongsong(1)	2	Pumped Storage	2006	600	10.7
Yecheon(1)	2	Pumped Storage	2011	800	11.3

Total	50			5,303	10.7

Note:

(1)	Indicates facilities that have been transferred from our five non-nuclear generation companies to KHNP as of January 1, 2011.

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2012 and the average capacity factor in 2012, regarding each solar and wind power unit of KHNP. Yecheon-units 1 and 2 began commercial operation in July 2012 and December 2012, respectively. KHNP added a 11-megawatt capacity unit to the Younggwang Solar Park, for which unit commercial operation began in November 2012.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	13.9	13.1
Kori	Wind	2008	0.8	6.0
Yecheon-1	Solar	2012	1.4	14.4
Yecheon-2	Solar	2012	0.6	13.2

Total			16.7

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2012 and the average capacity factor and average fuel cost per kilowatt in 2012 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	20.8	3,248	92.3	49.1
Yong Hung #1, 2, 3, 4	5.8	3,373	92.5	48.3
Anthracite:
Yongdong #1, 2	35.4	326	92.1	77.3
Oil-fired:
Yosu #1, 2	35.6	330	82.2	74.0

Total thermal	20.7	7,277	89.8	51.1

Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	18.5	924	56.3	171.6

Total	19.7	8,201	87.5	60.6

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2012 and the average capacity factor and average fuel cost per kilowatt in 2012 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	17.9	4,000	88.6	63.5
Anthracite:
Seocheon #1, 2	29.4	400	86.5	120.6
Oil-fired:
Jeju #2, 3	12.4	150	68.4	289.2
LNG-fired:
Seoul #4, 5	43.0	388	48.9	239.0
Incheon #1, 2	40.3	500	36.3	226.3

Total thermal	21.4	5,438	80.3	95.3

Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3,	13.8	1,350	53.0	169.7
Incheon gas turbine #1, 2, 3, 4; steam turbine #1, 2	3.8	1,012	79.4	150.1
Jeju Gas Turbine #3	35.1	55	0.5	5,124.9
Jeju Internal Combustion Engine #1,2	5.5	80	67.1	261.5

Total	9.0	2,947	63.6	163.6

Wind-powered:
Yangyang #1, 2	6.5	3	13.5	184.6

Hydroelectric:
Boryeong	3.8	7.5	26.7	62.8

Photovoltaic power & Fuel Cell generation:
Boryeong (Photo) site	4.7	0.6	12.8	342.2
Seocheon (Photo) site	4.9	1.2	14.2	413.8
Jeju (Photo) site	0.8	1.1	12.2	171.6
Seoul(Photo) site	1.4	1.3	14.6	23.7
Yeosu(Photo) site	0.8	2.2	14.6	73.7
Incheon(Poto) site	1.0	0.3	14.6	189.9
Boryeong (fuel Cell) site	4.3	0.3	16.0	275.6

Total Photovoltaic & Fuel Cell generation	2.1	7.1	71.5	189.3

Total	17.7	7,953	74.7	108.2

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2012 and the average capacity factor and average fuel cost per kilowatt in 2012 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	12.4	4,000	93.2	49.2
Oil-fired:
Pyeongtaek #1, 2, 3, 4	31.1	1,400	29.3	204.1

Total thermal	17.2	5,400	76.6	65.2

Combined cycle:
Pyeongtaek	20.5	480	36.3	172.3
West Incheon	20.5	1,800	79.7	142.6
Gunsan	2.6	718.4	88.8	135.9

Total combined-cycle	16.2	2,998.4	74.9	143.0

Hydroelectric:
Taean	5.3	2.2	22.8	—

Total hydroelectric	5.3	2.2	22.8	—

Solar:
Taean	7.4	0.1	12.4	—
Taean2	0.9	0.6	12.8	—
Gunsan	2.5	0.3	14.0	—
Samryangjin	5.1	3.0	14.6	—
Sejong City	0.5	5.0	12.8	—

Total solar	2.2	9.0	14.0	—

Total	16.8	8,409.5	76.0	93.1

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2012 and the average capacity factor and average fuel cost per kilowatt in 2012 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	12	4,000	100.8	49.2
Oil-fired:
Youngnam #1, 2	41.5	400	36.5	235.5
Nam Jeju #3, 4	6.5	200	78.2	244.9

Total thermal	14.3	4,600	94.3	62.1
Combined cycle:
Shin Incheon #9, 10, 11, 12	16.7	1,800	78.2	141.5
Busan #1, 2, 3, 4	9.5	1,800	85.9	137.3
Yeongwol #1	2.3	848	58.8	144.7
Hallim	16.5	105	13.1	278.8

Total combined cycle	11.1	4,553	75.8	140.8

Internal combustion:
Nam Jeju	22.3	40	14.2	223.9

Total internal combustion	22.3	40	14.2	223.9

Wind power:
Hankyung	6.9	21	23.9	0.8
Seongsan	3.3	20	26.1	0.6

Total wind power	5.1	41	25.0	0.7

Solar	2.2	6	13.5	0.1

Total	12.7	9,240	84.7	96.3

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2012 and the average capacity factor and average fuel cost per kilowatt in 2012 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6,7,8	9.5	4,000	95.6	63.3
Honam #1, 2	39.8	500	80.8	84.4
Anthracite:
Donghae #1, 2	13.8	400	88.2	101.0
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	36.7	1,800	40.3	236.3

Total thermal	24.89	6,700	76.2	67.8

Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	15.9	1,200	66	162.1
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	17.3	900	50.8	198.4

Total combined-cycle and internal combustion	16.6	2,100	58.3	175.4

Dangjin (Mini hydro)	3.0	5.0	64.0	84.4

Total Mini hydro	3.0	5.0	64.0	84.4

Dangjin (Photovoltaic)	2.0	1.0	14.4	157.6
Ulsan (Photovoltaic)	1.0	0.5	14.2	161.7
Kwangyang (Photovoltaic)	1.1	2.3	12.2	125.8
Dangjin Waste Treatment Facility (Photovoltaic)	1.0	1.3	12.1	113.7
Donghae (Photovoltaic)	6.0	1.0	12.8	732.5

Total Photovoltaic	2.2	6.1	13.1	231.62

Ilsan #1 (Fuel Cell)	3.1	2.4	64.3	271.7
Ilsan # 2 (Fuel Cell)	1.1	2.8	87.7	226.6

Total Fuel Cell	2.1	5.2	76.9	244.0

Total	9.8	8,816.3	74.5	107.4

Power Plant Remodeling and Recommissioning

Our generation subsidiaries supplement power generation capacity through remodeling or recommissioning of thermal units. Recommissioning includes installation of anti-pollution devices, modification of control systems and overall rehabilitation of existing equipment.

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1-8	4,000MW (500MW×8)	FGD(1): 1998 to 2007 SCR(2): 2005 to 2007 EP(3): 1995 to 2007 LNCS(4):1995 to 2007 EP(3) upgrade (#5, 2009) EP(3) upgrade (#6, 2010) EP(3) upgrade (#4, 2011) EP(3) upgrade (#1, 2012)	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350×4)	FGD(1): 2005 SCR(2): 2006 to 2007 EP(3): 1992 EP(3) upgrade (#1, 2009) EP(3) upgrade (#2, 2010)	Anti-pollution	KOWEPO
Seoincheon CC	1,800 MW (gas turbines 150 MW ×8) (steam turbines 75 MW ×8)	LNCS(4): 1992 Gas turbine upgrade (2003 to 2006)	Anti-pollution Efficiency improvement	KOWEPO
Honam #1	250 MW	2010	10 years	EWP
Honam #2	250 MW	2010	10 years	EWP
Gunsan CC	718.4 MW (gas turbines 233.3 MW ×2) (steam turbines 251.8 MW ×1)	LNCS(4): 2010	Anti-pollution	KOWEPO
Boryeong #1-8	4,000 MW (500×8)	FGD(1): 1996 to 2009 SCR(2): 2006 to 2009 LNCS(4): 1993 to 2009 EP(3): 1984 to 2009 2009 (#1,2) Control System upgrade (#6, 2011, #3,5, 2012)	Anti-pollution 10 years Performance- improvement	KOMIPO
Incheon #1-2	500 MW (250×2)	SCR(2): 2002 to 2005 LNCS(3): 2002 to 2005	Anti-pollution	KOMIPO
Seoul #4,5	387.5 MW (137.5×1) (250×1)	SCR(2) : 2001 to 2002	Anti-pollution	KOMIPO
Seocheon #1,2	400 MW (200×2)	FGD(1): 1998, SCR : 2006 LNCS(4): 2004 to 2005 EP(3): 1982 to 1983	Anti-pollution	KOMIPO
Incheon #1,2	500 MW (250×2)	1996(#1) 2002(#2)	10 years	KOMIPO

Power Plant	Capacity	Completed (Year)	Extension	Company
Incheon CC #2	508.9 MW (gas turbines 164 MW × 2) (steam turbines 181 MW × 1)	SCR : 2012	Anti-pollution	KOMIPO
Jeju T/P #2~3	150 MW (75 × 2)	SCR(2): 2010 EP(3): 2000	Anti-pollution	KOMIPO
Jeju D/P #1~2	80 MW (40 × 2)	SCR(2): 2005 to 2009 EP(3): 2005 to 2009 FGD(1): 2005 to 2009	Anti-pollution	KOMIPO
Yonghung #5-6	1,750 MW (870 × 2)	2014	30 years	KOSEP
Hadong #1-8	4,000 MW (500 × 8)	FGD(1) : 1998 to 2009 EP (3) : 1997 to 2009 LNCS(3) :1997 to 2009 SCR(2): 2006 to 2009	Anti-pollution	KOSPO
Shin-Incheon CC	1,800 MW (gas turbines 150 × 8) (steam turbines 150 × 4)	LNCS(4) : 1996	Anti-pollution	KOSPO
Busan CC	1,800 MW (gas turbines 150 × 8) (steam turbines 150 × 4)	LNCS(4) : 2003 to 2004	Anti-pollution	KOSPO
Youngnam #1-2	400 MW (200 × 2)	FGD(1): 1999 SCR(2): 2002 EP(3): 1988 to 1990 LNCS(4): 2002-	Anti-pollution	KOSPO
Namjeju T/P #3-4	200 MW (100 × 2)	FGD(1): 2006 to 2007 SCR(2): 2006 to 2007 EP (3): 2006 to 2007	Anti-pollution	KOSPO
Namjeju D/P #1-4	40 MW (10 × 4)	SCR(2): 1999 to 2000 EP(3): 1990 to 1991	Anti-pollution	KOSPO
Yeongwol CC	848MW (gas turbines 183 × 3) (steam turbines 299 × 1)	LNCS(4): 2010	Anti-pollution	KOSPO

Notes:

(1)	“FGD” means a flue gas desulphurization system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“EP” means an electrostatic precipitation system.
(4)	“LNCS” means a low nitrodioxide (NO2 ) combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by the Korea Electricity Commission and be approved by the minister of the Ministry of Trade, Industry and Energy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2013, 14 districts were using this system. The generation capacity installed or under construction of the electricity suppliers in these 14 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of March 31, 2013. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 17 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our currently dominant market position in the generation and distribution of electricity in Korea, and may have a material adverse effect on our business, growth, revenues and profitability.

The table below sets forth as of December 31, 2010, 2011 and 2012 and March 31, 2013, the number of districts with government permits to participate in the Community Energy Supply, the number of apartments in such districts and generating capacity to be installed.

As of the date specified below	Number of Districts with Permit to Participate	Number of Apartments	Generating Capacity
		(in thousands)	(Megawatts)
December 31, 2010(1)	31	320	1,474
December 31, 2011(1)	31	320	1,474
December 31, 2012(2)	15	130	608
March 31, 2013(3)	14	110	488

Note:

(1)	Includes 17 districts with a permit to participate in the Community Energy System, which have subsequently announced to-date that they will not adopt such system. The number of apartments and generating capacity represented by such districts are approximately 210 thousand units and 986 megawatts, respectively.
(2)	As of December 31, 2012, 16 districts with permits had announced that they would not adopt the Community Energy System.
(3)	As of March 31, 2013, one additional district announced that it will not adopt the system, resulting in 14 districts with permits.

As of December 31, 2012, our transmission system consisted of 31,622 circuit kilometers of lines of 765 kilovolts and others including high voltage direct current lines, and we had 768 substations with an aggregate installed transformer capacity of 271,247 megavolt-amperes.

As of December 31, 2012, our distribution system consisted of 104,082 megavolt-amperes of transformer capacity and 8,583,423 units of support with a total line length of 442,641 circuit kilometers.

In recent years, we have made substantial investments in our transmission and distribution systems to increase coverage and improve efficiency. Our current projects principally focus on increasing capabilities of the existing lines and reducing our transmission and distribution loss, which was 3.6% in 2012. In light of the increased damage to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in upgrading our evaluation technologies, automation of electricity transmission and development of new transmission technologies.

In particular, as part of our overall business strategy, we are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids,” based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers, a superconducting technology that will improve efficiency in the transmission of electricity over such network and localized “high-voltage direct current” technology that will reduce electricity loss over the course of transmission and distribution. See “—Strategy.” In July 2012, the Government implemented a master plan to build out a smart grid, which include the Advanced Metering Infrastructure (AMI) road map as further described in “—Overview—Recent Developments—Implementation of the Advanced Metering Infrastructure”. In accordance with such plan, we will install “smart meters” and related communication networks and operating systems for 22 million households as part of the “smart grid” initiative in an effort to reduce nationwide electricity consumption and alleviate growing energy shortage concerns. The smart grid project is scheduled to be completed in 2030, and the AMI project is currently scheduled to be completed in 2020. We expect that the smart grid initiative would significantly increase efficient energy consumption by providing real-time data to customers which would in turn help to reduce greenhouse gas emission and decrease Korea’s reliance on foreign energy sources. As of December 31, 2012, we have installed 3.8 million smart meter units, and plan to install an additional 3.2 million units in 2013. The AMI project is expected to cost an additional Won 1.7 trillion by 2020.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

Fuel

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 34.1%, 34.9% and 33.6% of our fuel requirements for electricity generation in 2010, 2011 and 2012, respectively.

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily in U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2012, KHNP purchased 100%, or approximately 4,432 tons, of its uranium concentrate requirement under long-term supply contracts with suppliers in Australia, Canada, France, Germany, Russia, Kazakhstan, the United States and Niger. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Germany, Japan, Russia, the United Kingdom and the United States. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 43.6%, 43.1% and 42.2% of our fuel requirements for electricity generation in 2010, 2011 and 2012, respectively, and anthracite coal accounted for 1.9%, 1.9% and 2.0% of our fuel requirements for electricity generation in 2010, 2011 and 2012, respectively.

In 2012, our generation subsidiaries purchased approximately 78.6 million tons of bituminous coal, of which approximately 43.6%, 33.4%, 5.7%, 5.2% and 12.1% were imported from Indonesia, Australia, the United States, Russia, and others, respectively. Approximately 80.3% of the bituminous coal requirements of our generation subsidiaries in 2012 were purchased under long-term contracts with the remaining 19.7% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted annually based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 107,413, Won 116,073 and Won 113,705 in 2010, 2011 and 2012, respectively. Due to price increases as well as increased shipping cost for bituminous coal, our generation subsidiaries may not be able to secure their respective bituminous coal supply at prices comparable to those of prior periods. See Item 3D. “Risk Factors—Risks Relating to KEPCO—Increases in fuel prices will adversely affect our results of operations and profitability, as we may not be able to pass on the increased cost to consumers at a sufficient level or on a timely basis.”

In 2012, our generation subsidiaries purchased approximately 1.3 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 130,836, Won 136,471 and Won 141,669 in 2010, 2011 and 2012, respectively.

Oil

Oil accounted for 2.7%, 2.4% and 3.5% of our fuel requirements for electricity generation in 2010, 2011 and 2012, respectively.

In 2012, our generation subsidiaries purchased approximately 16.7 million barrels of fuel oil, of which 42.6% was purchased from domestic refiners and the remainder from foreign sources, in each case, through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 98,023, Won 128,395 and Won 139,204 in 2010, 2011 and 2012, respectively.

LNG

LNG accounted for 16.6%, 16.7% and 17.6% of our fuel requirements for electricity generation in 2010, 2011 and 2012, respectively. In 2012, we purchased approximately 11.3 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 24.5% equity interest. Under the terms of the LNG contract with Korea Gas Corporation, our annual minimum purchase quantity is determined by our negotiations with Korea Gas Corporation, subject to the Government’s approval, and may be adjusted through negotiations between the parties. Under this contract, all of our five non-nuclear generation subsidiaries were jointly and severally obligated to purchase a total of 10.3 million tons of LNG in 2012, subject to an automatic price adjustment based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. In addition, the annual purchase quantity of LNG to be purchased from Korea Gas Corporation will exclude any amount of LNG purchased from a source other than Korea Gas Corporation. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contract between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years.

The annual purchase price for LNG is determined by our negotiations with Korea Gas Corporation, subject to approval by the Ministry of Trade, Industry and Energy. Korea Gas Corporation imports LNG primarily from Indonesia, Malaysia, Brunei, Qatar, Oman, Australia, Egypt and Nigeria and supplies LNG to us and other Korean gas companies. The average cost per ton of LNG under our contract with Korea Gas Corporation was Won 778,866, Won 888,808 and Won 1,020,528 in 2010, 2011 and 2012, respectively.

Hydroelectric

As of December 31, 2012, hydroelectric units represented approximately 1.1% of our total installed generating capacity.

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

Demand for electricity in Korea grew at a compounded average rate of 4.9% per annum for the five years ended December 31, 2012. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 2.9% for the same period. The GDP growth rate was approximately 6.2% in 2010, approximately 3.6% in 2011 and approximately 2.0% in 2012.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2008	2009	2010	2011	2012
Growth in GDP (at 2008 constant prices)	2.3%	0.3%	6.2%	3.6%	2.0%
Growth in electricity consumption	4.5%	2.4%	10.1%	4.8%	2.5%

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

	2008 (GWh)	YoY growth (%)	2009 (GWh)	YoY growth (%)	2010 (GWh)	YoY growth (%)	2011 (GWh)	YoY growth (%)	2012 (GWh)	YoY growth (%)	% of Total 2012
Residential	57,878	3.9	59,426	2.7	63,200	6.3	63,524	0.5	65,484	3.1	14.0
Commercial	86,827	5.6	89,619	3.2	97,410	8.7	99,504	2.1	101,593	2.1	21.8
Educational	5,783	9.0	6,465	11.8	7,453	15.3	7,568	1.5	7,860	3.9	1.7
Industrial	203,475	4.4	207,216	1.8	232,672	12.3	251,491	8.1	258,102	2.6	55.3
Agricultural	8,869	8.0	9,671	9.0	10,654	10.2	11,232	5.4	12,776	13.8	2.7
Street lighting	2,847	1.9	2,954	3.8	3,081	4.3	3,145	2.1	3,158	0.4	0.7
Overnight Power	19,391	(0.4)	19,122	(1.4)	19,690	3.0	18,606	(5.5)	17,620	(5.3)	3.8

Total	385,070	4.5	394,475	2.4	434,160	10.1	455,070	4.8	466,593	2.5	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand from the industrial sector was 258,102 gigawatt hours in 2012, representing a 2.6% increase from 2011, largely due to the continued export-led growth of the Korean economy. Demand from the commercial sector has increased in recent years, largely due to increased commercial activities in Korea and the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector was 101,593 gigawatt hours in 2012, representing a 2.1% increase from 2011, largely as a result of the increased commercial activities in Korea, which was partially offset by weakened consumer sentiment in light of the enhanced uncertainties in the global economy.

In 2012, we distributed electricity to approximately 20 million households, which represent substantially all of the households in Korea. Demand from the residential sector is largely dependent on population growth and increased use of air conditioners and other electrical appliances. Demand from the residential sector was 65,484 gigawatt hours in 2012, representing a 3.1% increase compared to 2011 due to increased usage of heating and air conditioning.

Demand Management

Our ability to provide an adequate supply of electricity is principally measured by the facility capacity reserve margin and the supply reserve margin. The facility capacity reserve margin represents the difference between the peak usage during a year and the installed capacity at the time of such peak usage, expressed as a percentage of such installed capacity. The supply reserve margin represents the difference between the peak usage in a year and the average available capacity at the time of such peak usage, expressed as a percentage of such peak usage. The following table sets forth our facility reserve margin and supply reserve margin for the periods indicated.

	2008	2009	2010	2011	2012
Facility reserve margin	12.0%	9.8%	6.7%	4.8%	7.7%
Supply reserve margin	9.1%	7.9%	6.2%	5.5%	5.2%

While the facility reserve margin increased from 2011 to 2012 due to an increase in our generation capacity, the supply reserve margin decreased in 2012 compared to 2011 because of an increase in overhaul periods for our base-load generators and an increase in demand for electricity as a result of economic recovery and extreme weather conditions in 2012.

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generating capacity through the addition of new generating facilities, we also implement several measures to curtail electricity consumption, especially during peak periods. We apply time-of-use rate schedules and seasonality tariff, which are structured so that higher tariffs are charged at the time and months of peak demand, to select types of customers, and we also apply a progressive rate structure for the residential use of electricity. We have several demand management programs to control demand and induce power conservation during the peak hours and seasons such as providing incentives for reducing power consumption during peak hours.

Electricity Rates

The Electricity Business Law and the Price Stabilization Act of 1975, each as amended, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy then reviews these proposals and, upon consultation with the Electricity Rates Expert Committee of the Ministry of Trade, Industry and Energy and the Ministry of Strategy and Finance, makes the final decision. Under the Electricity Business Law, the Korea Electricity Commission must review our proposals prior to the Ministry of Trade, Industry and Energy’s final decision.

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2011, the approved rate of return on the debt component of the rate base was 3.9% while the approved rate of return on the equity component of the rate base was 7.3%. As a result of such approved rates of returns, the fair rate of return in 2011 was determined to be 5.9%. The fair rate of return for 2012 has not yet been determined.

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

From time to time, our actual rate of return on invested capital may differ significantly from the rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period since 2006, our actual rates of return have been lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Partly in response to the variance between our actual rates of return and the fair rates of return, the Government from time to time adjusts the electricity tariff rates, but there typically is a significant time lag for the tariff adjustment as such adjustment requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use from sector-specific tariff increases. Furthermore, there is no assurance that the tariff adjustments will have the desired effect at a level anticipated or at all, or that they will not have unintended adverse consequences.

Recent adjustments to the electricity tariff rates by the Government involve the following, which were made principally in response to the rising fuel prices which hurt our profitability as well as to encourage a more efficient use of electricity by the different sectors:

•

effective August 1, 2010, a 3.5% overall increase in our average tariff rate, consisting of increases in the residential, educational, industrial, street lighting and overnight power usage tariff rates by 2.0%, 5.9%, 5.8%, 5.9% and 8.0%, while making no changes to the commercial and agricultural tariff.

•

effective August 1, 2011, a 4.9% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, residential, educational, street lighting and overnight power usage tariff rates by 6.1%, 4.4%, 2.0%, 6.3%, 6.3% and 8.0%, while making no changes to the agricultural tariff.

•

effective December 5, 2011, a 4.5% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, educational and street lighting tariff rates by 6.5%, 4.5%, 4.5% and 6.5%, while making no changes to the residential, agricultural and overnight power usage tariff.

•

effective August 6, 2012, a 4.9% overall increase in our average tariff rate, consisting of increases in the residential, commercial, educational, industrial, street lighting, agricultural and overnight power usage tariff rates by 2.7%, 4.4%, 3.0%, 6.0%, 4.9%, 3.0% and 4.9%, respectively.

•

effective January 14, 2013, a 4.0% overall increase in our average tariff rate, consisting of increases in the residential, commercial, educational, industrial, street lighting, agricultural and overnight power usage tariff rates by 2.0%, 4.6%, 3.5%, 4.4%, 5.0%, 3.0% and 5.0%, respectively.

The tariff rates we charge for electricity vary among the different classes of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The tariff also varies depending upon the voltage used, the season, the time of day, the rate option selected by the user and, in the residential sector, the amount of electricity used per household, as well as other factors. For example, we adjust for seasonal tariff variations by applying higher rates when demand tends to rise such as during the months of July and August (when the demand tends to rise due to increased use of air conditioning) and November, December, January and February (when demand tends to rise due to increased use of heating), which reflects the policy of the Korean government to cope with the rise in electricity demand during peak seasons by encouraging a more efficient use of electricity by customers.

Our current tariff schedule, which became effective as of January 14, 2013, is summarized below by the type of usage:

•

Industrial. The basic charge varies from Won 5,270 per kilowatt to Won 8,050 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 51 per kilowatt hour to Won 192.5 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The basic charge varies from Won 5,990 per kilowatt to Won 8,050 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 51.5 per kilowatt hour to Won 189.4 per kilowatt hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. Residential tariff includes a basic charge ranging from Won 400 for electricity usage of less than 100 kilowatt hours to Won 12,230 for electricity usage in excess of 500 kilowatt hours. Residential tariff also includes an energy usage charge ranging from Won 59.1 to Won 690.8 per kilowatt hour for electricity usage depending on the amount of usage and voltage.

•

Educational. The basic charge varies from Won 5,740 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from Won 43.8 per kilowatt hour to Won 160.4 per kilowatt hour depending on the voltage used, the season and the rate option.

•

Agricultural. The basic charge varies from Won 350 per kilowatt to Won 1,150 per kilowatt depending on the type of usage. The energy usage charge varies from Won 21.2 per kilowatt-hour to Won 39.1 per kilowatt hour depending on the type of usage.

•

Street-lighting. The basic charge is Won 5,970 per kilowatt and the energy usage charge is Won 81.5 per kilowatt hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 35.6 per watt applies, with the minimum charge per month of Won 1,160.

Fuel Cost Pass-through Adjustment to the Tariff System

Further to the announcement by the Ministry of Trade, Industry and Energy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff is also to have a third component of fuel cost pass-through adjustment (“FCPTA”) rate, which is to be added to or subtracted from the sum of the base rate and the usage rate on a monthly basis based on the three-month average movements of coal, LNG and oil prices, which is reflected as FCPTA two months later. The new tariff system is intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Trade, Industry and Energy issued a hold order on July 29, 2011 suspending our billing and collecting of the FCPTA amount. The hold order remains in effect to-date. In addition, on January 11, 2013, we were informed by the Ministry of Trade, Industry and Energy that the fuel cost-based tariff adjustment system would need to be reassessed in light of the prolonged unbilled period after the announcement of such system.

There is no assurance as to when the Government will lift the hold order and allow us to bill and collect the accumulated FCPTA amount or whether the new tariff system will undergo other amendments to the effect that it will not fully cover our fuel and other costs on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. Any such development may have a material adverse effect on our business, financial condition, results of operations and cash flows. See Item 4B. “Business Overview—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment”, Item 4B. “Business Overview—Sales and Customers—Electricity Rates”, Item 4B. “—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment,” Item 5B. “Operating and Financial Review and Prospects—Overview”, Item 5B. “Operating and Financial Review and Prospects—Critical Accounting Policy—Fuel Cost Pass-through Adjustment” and Notes 2, 15 and 36 to the notes to our consolidated annual financial statements.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is announced and revised generally every two years by the Government.

In February 2013, the Government announced the sixth Basic Plan relating to the future supply and demand of electricity. The sixth Basic Plan, which is effective for the period from 2013 to 2027, focuses on, among other things, (i) minimizing the need to construct new generation facilities through active consumer demand management, (ii) ensuring that we maintain adequate electricity reserve appropriate to the size of the national economy, and (iii) expanding our generation capacity to promote efficient supply of electricity in consideration of the stability of the national electricity grid network and the specific needs of localities. The Government may announce a supplemental plan for the construction of additional nuclear plants, which was not included in the Sixth Plan; such plan may increase the amount of our required capital expenditure. We cannot assure that the sixth Basic Plan, or the plans subsequently adopted, will successfully achieve their intended goals, the foremost of which is to formulate a capacity expansion plan that will result in balanced overall electricity supply and demand in Korea at an affordable cost to the end users. If there is a significant variance between the actual capacity expansions by us and our generation subsidiaries based on the projected electricity supply and demand and the actual supply and demand, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2010, 2011 and 2012, the amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities.

2010	2011		2012
(In billions of Won)
￦11,414	￦	11,984	￦	13,215

In accordance with the sixth Basic Plan, our generation subsidiaries currently intend to add new installed capacity of 54,743 megawatts during the period from 2013 to 2027 by newly constructing 11 nuclear units, 27 coal-fired units, and 23 LNG-combined units. As currently contemplated in accordance with the sixth Basic Plan and subject to any further plan to be announced by the Government in relation to the construction of additional nuclear generation capacity which was not included in the Sixth Plan, the total capacity of all generating facilities at the end of 2027 is expected to be 130,853 megawatts, with nuclear power plants accounting for 27.4% of the total capacity. Coal-fired plants, LNG combined plants, oil-fired plants and hydroelectric and other plants are expected to account for 34.7%, 24.3%, 0.9% and 12.7%, of the total capacity, respectively. The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries according to the sixth Basic Plan in each year from 2013 to 2015.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2013	2	Nuclear power	2,400
	4	LNG-combined	2,175
2014	1	Nuclear power	1,400
	2	Coal-fired	1,540
	8	LNG-combined	6,066
2015	2	Coal-fired	2,020
	4	LNG-combined	3,132

From 2016 and 2027, our generation subsidiaries currently plan to complete eight nuclear units with an aggregate installed capacity of 11,400 megawatts (subject to any further plan to be announced by the Government in relation to the construction of additional nuclear generation capacity which was not included in the sixth Basic Plan), 23 coal-fired units with an aggregate installed capacity of 19,700 megawatts and 7 LNG-combined units with an aggregate installed capacity of 4,910 megawatts.

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

The table below sets forth, for the years from 2013 to 2016, the budgeted amounts of capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities pursuant to our capital investment program. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the sixth Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2013	2014	2015	2016	Total
	(in billions of Korean won)
Generation(1):
Nuclear	5,432	5,526	6,272	6,843	24,073
Thermal	6,335	5,877	3,806	3,752	19,770

Sub-total	11,767	11,403	10,078	10,595	43,843

Transmission and Distribution:
Transmission	2,222	2,840	2,550	1,595	9,207
Distribution	2,267	2,422	2,502	2,078	9,269

Sub-total	4,489	5,262	5,052	3,673	18,476

Others(2)	3,458	3,711	3,521	2,864	13,554

Total	19,714	20,376	18,651	17,132	75,873

Note:

(1)	The budgeted amounts for our generation facilities are based on the fifth Basic Plan, as the corresponding budgeted amounts under the sixth Basic Plan are not yet available.
(2)	Principally consists of investments in renewable energy generation, among others.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 3,816 billion and US$2,185 million, the full amount of which was available as of December 31, 2012. We, KHNP and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$5.8 billion remains currently available for future drawdown. See also Item 5B. “Liquidity and Capital Resources—Capital Resources.”

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

The table below sets forth the number of emission control equipment installed at coal-fired power plants by our generation subsidiaries as of December 31, 2012.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	11	12	12	12	13
Selective Non-Catalytic Reduction System	—	—	—	—	3
Selective Catalytic Reduction System	13	18	12	15	13
Electrostatic Precipitation System	17	14	12	14	18
Low NO2 Combustion System	16	28	26	30	30

Total	57	72	62	71	77

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions may increase in 2013 due to the construction of additional coal thermal power plants but is expected to decrease thereafter, principally due to an increased use of nuclear power and renewable energy.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2010	159	295	8	463
2011	148	284	8	464
2012	165	297	8	471

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

The following table sets forth the generating capacity and generation volume in 2012 of our generation facilities that are powered by renewable energy sources.

	Generating Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	1,261	4,815
Wind Power	70	117
Solar Energy and fuel cells	58	60

Subtotal	1,389	4,992
As percentage of total(1)	2.0%	1.1%

Note:

(1)	As a percentage of the total generating capacity or total generation volume, as applicable, of all of our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government has adopted the Renewable Portfolio Standard (“RPS”) policy, under which each generation subsidiary was required to supply 2.0% of the total energy generated from such subsidiary in the form of renewable energy in 2012 and will be required to supply 10.0% by 2022, with fines being levied on any unit failing to do so in the prescribed timeline. Satisfaction of the supply target for 2012 by our generation subsidiaries is currently under evaluation, and our generation subsidiaries found to have failed to satisfy the supply target may become subject to fine or other penalty although we are currently unable to predict the type or amount of fine or other penalty that will be imposed. There is no assurance that such fine or other penalty will not be substantial. If substantial, such fine or other penalty may have a material adverse effect on our business, results of operations or financial condition. The current budgeted amount of capital expenditure for implementation of the RPS as currently planned for the period from 2012 to 2022 is approximately Won 45 trillion. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff at a level sufficient to fully cover such additional capital expenditures or at all.

In July 2005, nine government-invested utilities companies, including us, entered into a Renewable Portfolio Agreement (“RPA”) with the Government in order to expand the generation and distribution of renewable energy. This agreement contemplates two phases of capacity build-up for the generation and distribution of renewable energy. During Phase I, which lasted from 2006 to 2008, we made capital expenditures of Won 520.1 billion to construct renewable energy generation capacity of 184 megawatts. During Phase II, lasting from 2009 to 2011, we and our generation subsidiaries made capital expenditures of Won 920.7 billion to construct renewable energy facilities with an aggregate generation capacity of 366 megawatts. Following the completion of Phase II, the RPA arrangement was subsumed under the RPS policy.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, from overseas financial institutions. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 3,816 billion and US$2,185 million, the full amount of which was available as of December 31, 2012. We, KHNP and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$5.8 billion remains currently available for future drawdown. See Item 5B. “Liquidity and Capital Resources—Capital Resources.”

Community Programs

Building goodwill with local communities is important to us in light of concerns among the local residents and civic groups in Korea regarding construction and operation of generation units, particularly nuclear generation units. The Act for Supporting the Communities Surrounding Power Plants requires that the generation companies and the affected local governments carry out various activities up to a certain amount annually to address neighboring community concerns. Pursuant to this Act, we and our generation subsidiaries, in conjunction with the affected local and municipal governments, undertake various programs, including scholarships and financial assistance to low-income residents.

Under the Act for Supporting the Communities Surrounding Power Plants, activities required to be undertaken under the Act are funded partly by the Electric Power Industry Basis Fund (see “—Sales and Customers—Electricity Rates”) and partly by KHNP as part of its budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to Won 0.25 per kilowatt of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year and Won 5 million per thousand kW of hydroelectric generation capacity. In addition, under Korean tax law, KHNP is required to pay local tax levied on its nuclear generation units in an amount equal to Won 0.50 per kilowatt of their generation volume in the affected areas and Won 2 per 10 cube meters of water used for hydroelectric generation.

Prior to the construction of a generation unit, our generation subsidiaries perform an environmental impact assessment which is designed to evaluate public hazards, damage to the environment and concerns of local residents. A report reflecting this evaluation and proposing measures to address the problems identified must be submitted to and approved by the Ministry of Trade, Industry and Energy following agreement with related administrative bodies, including the Ministry of Environment prior to the construction of the unit. Our generation subsidiaries are then required to implement the measures reflected in the approved report. Despite these activities, civic community groups may still oppose the construction and operation of generation units (including nuclear units), and such opposition could adversely impact our construction plans for generation units (including nuclear units) and have a material adverse effect on our business, results of operations and cash flow.

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

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori units 1, 2, 3 and 4, Yonggwang units 1, 2, 3 and 4, Ulchin units 1, 2, 3 and 4 and Wolsong units 1, 2, 3 and 4. Reviews for Younggwang units 5 and 6 are in progress. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program based on the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants in commercial operation.

KHNP has developed the Risk Monitoring System for operating nuclear power plants, which it implements in all of its nuclear power plants. The Risk Monitoring System is intended to help ensure nuclear plant safety. In addition, KHNP has developed and implemented the Severe Accident Management Guidelines in order to manage severe accidents for all of its nuclear power plants.

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits, reviews by the KHNP Nuclear Review Board and reviews by the KHNP operational safety review team, which consists of former employees of KHNP and experts from academia and internal research institutes. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team, the International Atomic Energy Agency (“IAEA”) and the Expert Mission Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, in June 2012, Kori 1 hosted the IAEA Expert Mission Team, and Shin-Kori 3 conducted the WANO Pre-Startup Peer Review in October 2012. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants However, KHNP’s safety programs, even if implemented to the best of its abilities, do not necessarily assure the safety of its nuclear plants in all aspects. For example, beginning in November 2012, two nuclear units at Yonggwang were shut down for approximately two months pending investigation of allegations that certain parts were supplied using fraudulent quality certification documents. The Nuclear Safety & Security Commission established a committee comprised of government experts, civic groups and academics to evaluate parts supplied at all operating plants as well as the procurement and quality control procedures. KHNP has completed replacing all fraudulently certified parts and is implementing measures to prevent recurrence of such mishap. These measures include consolidating all procurement functions into a single organization within its headquarters and strengthening sanctions against suppliers fabricating false certification. Suppliers found to have falsified quality assurance documents in the above case were reported to the Prosecutor’s Office for further investigation.

The average level of radiation dose per unit amounted to a relatively low level of 0.46 man-Sv in 2012, which was substantially lower than the global average in 2012 of 0.76 man-Sv/year as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections for nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed 10 additional measures through benchmarking overseas cases and the internal analysis of current operations. KHNP plans to implement these measures, which are expected to be completed by 2015, at total expected cost of approximately Won 1.1 trillion. In 2012, KHNP completed 24 of such measures.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site of KHNP. The temporary LILW storage facilities at the nuclear sites will be sufficient to accommodate all LILWs produced up to 2014. We expect that Korea Radioactive Waste Management Corporation (“KRMC”) will complete the construction of a LILW disposal facility in the city of Gyeongju by June 2014, and starting from December 2010, LILW stored in temporary storage facilities at Ulchin and Wolsong was transferred to a disposal facility in the city of Gyeongju.

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

The Radioactive Waste Management Act (“RWMA”) was enacted effective on January 1, 2009 in an effort to centralize the disposal of spent fuel and low and intermediate level radioactive waste and enhance the security and efficiency of related management processes. The RWMA designates KRMC to manage the disposal of spent fuels and low and intermediate level radioactive waste. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KRMC, and the charge for spent fuel is paid based on the quantity of spent fuel generated every quarter. Management costs related to LILW and charges for spent fuel to be borne by KHNP are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2012, such costs and charges were readjusted upwards by a committee composed of government officials, KHNP, Korea Radioactive Waste Management Corporation and experts in finance and accounting. This may result in an increase in future expenses to be borne by KHNP in relation to radioactive waste.

All of KHNP’s nuclear plants are in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects.

Since the submission of our annual report on Form 20-F in April 2012, other than as set forth herein there have been no significant safety-related events or accidents in KHNP’s nuclear power plants that would have a material adverse effect on us.

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s permanent shutdown. Kori unit-1, the first nuclear power plant in Korea, commenced its operation in 1978 and reached the end of its intended life in June 2007. KHNP obtained an approval to extend the Kori operation for another 10 years, and the unit resumed its operations in January 2008. Wolsong unit-1, the second nuclear power plant in Korea, reached the end of its original design life in November 2012. Applications for continued operation of Wolsong unit-1 were submitted to the Ministry of Education, Science and Technology in December 2009 and are currently being reviewed by the Nuclear Safety and Security Commission. Wolsong unit-1 underwent facility improvement in July 2011 after which it operated normally at 100% capacity until the end of its design life in November 2012. While it does not carry a cash reserve for its decommissioning liability, KHNP retains financial responsibility for decommissioning its units. KHNP has accumulated the decommissioning cost as a liability since 1983. The decommissioning costs of nuclear facilities were estimated based on the study by the related committee and defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. The decommissioning costs are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2012, estimated decommissioning costs were readjusted upwards in consideration of overseas cases of decommissioning, inflation rate assumptions, changes in the operating environment and other criteria. As a result, KHNP was required to accrue additional provisions due to increased future decommissioning costs.

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

The table set below summarizes the overseas projects that we are currently pursuing based on binding agreements.

Country	Project Period	Project Description
Generation Projects:
UAE	December 2009 to May 2020	Construction, operation and support for four 1,400-megawatt nuclear power generation units
Shanxi, China	April 2007 to April 2056	5,907-megawatt coal-fired power plants (BOO)(4) and coal mine projects
Gansu, China	September 2005 to April 2029	99-megawatt wind power plants (BOO)(4)
Inner Mongolia, China	May 2007 to December 2035	990-megawatt wind power plants (BOO)(4)
Liaoning, China	April 2010 to April 2031	226-megawatt wind power plant (BOO)(4)
Jordan	May 2009 to December 2035	373-megawatt combined-cycle power plant in Al Qatrana (BOO)(4)
Ilijan, Philippines	March 1999 to June 2022	1,200-megawatt combined-cycle power plant project (BOT)(1)
Naga, Philippines	Since February 2006	242.5-megawatt power plant (O&M/M&A)(2)
Cebu, Philippines	June 2011 to May 2036	200-megawatt CFBC(3) coal-fired power plant (BOO)(4)
Saudi Arabia	July 2009 to March 2033	1,204-megawatt oil-fired power plant (BOO)(4)
UAE	March 2011 to March 2039	1,600-megawatt combined-cycle gas power plant project (BOO)(4)
Mexico	January 2011 to May 2038	433-megawatt combined-cycle power plant project (BOO)(4)
Jordan	February 2014 to February 2039	573-megawatt diesel engine power plant in Almanakher (BOO)(4)

Country	Project Period	Project Description
Jordan	January 2013 to January 2035	Construction and operation of a wind farm in Fujeij (BOO)(4)
India	January 2012 to December 2048	Purchase of a minority equity interest of Pioneer Gas Power of India for construction, operation and maintenance of a combined-cycle power plant
Thailand	2011 to 2037	Purchase of minority equity interest in Navanakorn Electric Co. (BOO)(4)
Thailand	September 2012 to 2033	8-megawatt solar power plant (BOO)(4)
United States	2013 to 2065	Construction and operation of a solar power plant in Nevada (BOO)(4)
United States	Since December 2012	Construction and operation of wind farms

Exploration and Production Projects:
Indonesia	Since July 2009	Purchase of equity interest of PT Adaro Energy Tbk
Indonesia	Since July 2010	Purchase of equity interest of PT Bayan Resources Tbk
Australia	Since January 2008	Moolarben thermal coal mine development
Australia	Since November 2007	Share subscription of Cockatoo Coal Limited, a coal development company
Australia	Since July 2010	Bylong thermal coal mine development
Canada	Since June 2009	Share subscription of Denison Mines, a uranium development company
Canada	From December 2007	Uranium exploration project in the Cree East
Canada	January 2008 to May 2013	Uranium exploration project in the Waterbury Lake
Niger	Since December 2009	Share subscription of ANCE, a uranium development company
United States	Since February 2012	Acquisition of minority interest in Strathmore Minerals Corp. in relation to a uranium development project in Wyoming
Nigeria	Since March 2006	Exploration of oil and gas for two offshore blocks
Nigeria	Since October 2008	Development of downstream projects in Nigeria
Nigeria	Since 2007	Acquisition of majority interest in Egbin Power Plc, a power plant owner and operator in Nigeria
France	June 2009 to 2015	Construction and operation of a uranium enrichment plant

Country	Project Period	Project Description
Transmission and Distribution projects:
Dominican Republic	May 2011 to May 2013	Rehabilitation of electricity distribution networks
India	September 2011 to 2013	11kV feeder separation program for separation of non-agricultural and agricultural consumers, replacement of bare low tension line with aerial bunched cable and meterization of unmetered consumers in rural areas
Kazakhstan	February 2011 to 2013	Modernization of 17 substations in Actub, Kazakhstan
Kazakhstan	March 2011 to 2013	Construction of 325 km of 220kV transmission lines in Moniak, Kazakhstan

Notes:

(1)	Represents “build, operate and transfer” projects.
(2)	Represents “rehabilitation, operation, maintenance and management” projects
(3)	Represents “circulating fluidized bed combustion” projects.
(4)	Represents “build, own and operate” projects.

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

A further description of the material overseas activities by us and our subsidiaries is provided below.

Generation projects

United Arab Emirates

On December 27, 2009, following an international open bidding process, we entered into a prime contract with the Emirates Nuclear Energy Corporation (the “ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design, build and help operate four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. The contract amount for the project is US$18.6 billion, with the term of the contract to last from December 27, 2009 to May 1, 2020. Under the contract, we and the subcontractors, some of which are our subsidiaries, are to perform various duties in connection with the project, including, among others, (i) designing and constructing four nuclear power generation units (each with a capacity of 1,400 megawatts), (ii) supplying nuclear fuel for three fuel cycles including initial loading (with each cycle currently projected to last for approximately 18 months), and (iii) providing technical support, training and education to the plant operation personnel. The target completion dates for the four units are set for May 2017, May 2018, May 2019 and May 2020. In addition, in order to foster a long-term strategic partnership and stable management of the units post-construction, we currently plan to make an equity investment in a project company established by ENEC. Details of such investment, including its size and structure, remain subject to further negotiation at this time, and we plan to make further disclosures regarding such investment in due course and as appropriate.

On October 18, 2010, a consortium led by us was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the United Arab Emirates, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with an expected aggregate generation capacity of 1,600 megawatts. On February 15, 2011, the consortium entered into a formal contract with ADWEA for the construction and operation of the generation facilities. This project involves three years of construction starting from March 2011, and 25 years of operation following its completion in March 2014. The total project cost is currently estimated to be US$1.5 billion, of which approximately 20% will be financed through equity investments by the consortium members and the remaining 80% through project financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and us (19.6%). The total amount of our equity investment in the project is expected to be approximately US$55.7 million, and we are participating in this project through a special purpose vehicle.

China

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government. As of December 31, 2012, total capital investment in these projects amounted to US$ 1.3 billion. We are expected to participate in the operation of the project for a period of 50 years ending 2056. As of December 31, 2012, the total installed capacity was 5,907 megawatts and our equity ownership in the partnership was 34%.

In September 2005 and April 2006, we and China Datang Corporation of the People’s Republic of China formed joint ventures to build four wind-powered generation projects in China, consisting of one project in Gansu province with total capacity of 49.3 megawatts and three projects in Inner Mongolia with total capacity of 139.4 megawatts. Since then, one project with capacity of 49.5 megawatts has been added in Gansu and thirteen projects with total capacity with 851.4 megawatts have been added in Inner Mongolia. In Liaoning province, we have developed five projects under an understanding with the government of Chaoyang City. In November 17, 2011, one project with total capacity of 45 megawatts was added to Inner Mongolia and one project with total capacity of 48 megawatts was added to Liaoning. The joint ventures were capitalized with RMB 271 million for the Gansu projects, RMB 3,297 million for the Inner Mongolia projects and RMB 678 million for the Liaoning projects. One-third of the investment was funded with equity contribution and the remaining two-thirds with debt. We and China Datang Corporation hold 40% and 60% of equity interests, respectively, in each of the aforementioned joint ventures and we are participating in the projects through our wholly-owned subsidiaries. Of the 25 wind power generation projects in the aforementioned areas in China, 20 projects with a total capacity of 919 megawatts are currently in operation. The other five projects are still in the preparation stage. The projects in operation are currently generating additional revenue from the clean development mechanism (CDM) business.

Jordan

In July 2008, a consortium consisting of us and Xenel was selected as the preferred bidder to “build, own and operate” a gas-fired power plant with installed capacity of 373 megawatts in Al Qatrana, near Amman, Jordan. Construction of the power plant began in May 2009 and was completed in December 2011. The total cost of construction was approximately US$460 million. Operation of the power plant will be for a period of 25 years lasting until 2035. We and Xenel established a joint venture to oversee the project, with us and Xenel holding an 80:20 equity interest, respectively. We expect our total investment in the project to be approximately US$96 million. We believe that this project will help us expand our business in the Middle East and position us as a competitive power producer in the global market.

On January 30, 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services was selected by National Electric Power Corporation, a state-run electricity provider in Jordan, to construct and operate a diesel engine power project in Almanakher with an expected total generation capacity of 573 megawatts. In August 2012 we established a special-purpose vehicle for the purpose of carrying out the project and on September 24, 2012, the consortium entered into a power purchase agreement with the National Electric Power Company. This project is comprised of three phases, each of which is expected to be completed by February 2014, July 2014 and September 2014, respectively. The project is expected to require a construction period of two years followed by an operational period of 25 years. The total project cost will be funded primarily through debt financing and the remaining will be financed through equity investments by the consortium members. We hold a 60% equity interest in the consortium.

On January 14, 2013, we were selected by Ministry of Energy and Mineral Resources of Jordan as a independent power producer to “build, own and operate” a wind farm with installed capacity of 90 megawatts in Fujeij, which is located on plateau 150km south of Amman, Jordan. This is the first of a series of projects to take place in Jordan, and we expect to build wind turbines with total capacity amounting up to 1,800 megawatts by 2020. The project involves 20 months of construction and 20 years of operation. Under the contract with Jordan’s Ministry of Energy and Mineral Resources, we began construction in 2012 and expect to complete construction by 2015. The total project cost is approximately US $187 million, of which approximately 42% will be financed through equity investments solely from us, and we will be the 100% equity holder of the project and the remaining 58% through debt. With this project, we expect to diversify our business portfolio in the Middle East from the existing nuclear and thermal power plants to renewable energy.

Philippines

We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and was completed in June 2002, and operation by us until 2022 (the project cost of the Ilijan project was US$721 million, for which project finance on a limited recourse basis was provided), and (ii) ownership of a 39.6% equity interest in SPC Power Corporation, an independent power producer operating a 200.8-megawatt Naga power complex in Cebu, the Philippines, in which we initially acquired a 40.0% equity interest in February 2006 pursuant to a rehabilitation, operation, maintenance and management (ROMM) agreement, which was completed in March 25, 2012 followed by an approximately one year operation and maintenance period thereafter and (iii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu for which construction began in February 2008 and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project finance on a limited recourse basis was provided. On October 24, 2011, the operation and maintenance service contract for the Malaya 650-megawatt oil-fired power plants expired.

Saudi Arabia

On December 1, 2008, we formed a consortium with ACWA Power International of Saudi Arabia and submitted a bid for the 1,204 megawatt oil-fired power project in Rabigh, Saudi Arabia. In March 2009, we were selected as the preferred bidder against competitors that included Suez of Belgium, IP of Britain and Oger of Saudi Arabia and in July 11, 2009, we entered into a power purchase agreement with Saudi Electricity Company. Construction of the project was completed in April 2013, and we will participate in the operation of the plant for 20 years with an estimated project cost of US$2.5 billion. We currently hold a 40.0% equity interest in the joint venture entity, Rabigh Electricity Company, which will oversee the project. On July 11, 2009, we entered into a power purchase agreement with Saudi Electricity Company.

Mexico

On August 2, 2010, a consortium led by us was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Comision Federal de Electricidad (“CFE”) of Mexico. This facility is expected to have a generation capacity of 433 megawatts, and the project will be undertaken on a “build, own and operate” basis. The total size of the project, which commenced in September 2010 and is expected to end in May 2038, is expected to be approximately US$430 million. We hold a 56% interest in the consortium, whose other members are Samsung C&T (with a 34% interest) and Techint, a Mexico company (with a 10% interest). The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and on September 7, 2010, KST entered into a power purchase agreement with CFE to construct and operate a combined-cycle power plant at Chihuahua in Mexico. In October 2010 KST was licensed by the Mexican government as an independent power producer, which allows it to produce and sell electricity to CFE during the specified contract period. Approximately 22.5% of the total project costs will be financed through equity investments by the consortium and the remaining 77.5% through project financing. Construction for the project, which began in January 2011, is expected to be completed by the end of 2013, followed by an operation period of 25 years. Our wholly-owned subsidiary, KEPCO Energy Service Company, will manage the project.

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

In September 2012, our wholly-owned generation subsidiary, KOSEP completed construction of wind farm projects in Oklahoma, KODE Novus 1 LLC and KODE Novus 2 LLS. The two wind farm projects have a generation capacities of 80 megawatts and 40 megawatts, respectively, and KOSEP will operate the project for 20 years following the completion of construction in December 2012. The total project cost is expected to be US$27.8 million, and KOSEP will hold 50% and 49% equity interest in each wind farm project, respectively.

India

In March 2012, our wholly-owned generation subsidiary, KOWEPO, purchased a 40 % equity interest in Pioneer Gas Power for a purchase price of approximately US$35 million to construct a 388-megawatt combined-cycle power plant in Maharashtra, India. The total size of the project, which commenced in January 2012, is expected to be approximately US$250 million and we expect the power facility to begin commercial operation in 2014. KOWEPO will be responsible for operation and maintenance of the project.

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

On September 10, 2012, our wholly-owned generation subsidiary, KOMIPO, entered into an agreement with Toyo-Thai Corp. PCL to build and operate a 8 megawatt solar power plant in Ang Thong. The total project cost is currently estimated to be US$26 million, and KOMIPO expects to invest approximately US$0.9 million into this project for an equity interest of 10%. This project is expected to involve one year of construction starting from 2012 and 20 years of operation following the completion of construction in 2013.

Exploration and Production Projects

Indonesia

On July 23, 2009, we, together with KOSEP, purchased a 1.5% equity interest in PT Adaro Energy Tbk (“Adaro”) for an aggregate purchase price of US$47 million. Adaro is the second largest coal producer in Indonesia and the fifth largest coal exporter in the world, and has produced a total of 47 million tons of coal in 2012. As part of this investment, we are entitled to an annual coal procurement of 3 million tons per year. On August 19, 2010, we purchased a 20% equity interest in PT Bayan Resources Tbk (“Bayan”), an Indonesian mining company, for a purchase price of US$518 million. Bayan is engaged in open cut mining of various coal qualities from mines located primarily in East and South Kalimantan, and has produced 16 million tons of coal in 2012. In addition, because Bayan owns the largest coal terminal and the only floating transfer-station in Indonesia, we believe that the acquisition will improve our access to much-needed transportation infrastructure within Indonesia. As part of this investment, we are entitled to an annual coal procurement of 2 million tons per year between 2012 and 2014 and 7 million tons per year beginning in 2015. We expect that both of our investments in Indonesia will help us secure a more stable supply of coal for power generation and help us hedge against fluctuations in fuel prices.

Australia

On January 2, 2008, a consortium consisting of Korea Resources Corporation, Hanwha Corporation, us and four of our wholly owned generation subsidiaries, namely, KOSEP, KOMIPO, KOWEPO and KOSPO, entered into an agreement with Felix Resources Limited, an Australian coal mining company, to develop the Moolarben coal mine located in Western Coal Fields, New South Wales, Australia. Under the terms of agreement, the consortium purchased 10% equity interest in the Moolarben project from Felix, of which we and our four generation subsidiaries own an aggregate of 5%, 80% equity interest of the project is held by Felix which was acquired by Yancoal Australia in December 2009. In 2012 Moolarben produced 5.5 million tons of coal, of which we and our four generation subsidiaries imported 2.5 million tons in 2012. We and our four generation subsidiaries have a coal off-take agreement for a total of 2.5 million tons of coal per annum.

On November 7, 2007, we and EWP entered into a share subscription agreement with Cockatoo Coal Limited (“Cockatoo”), a coal exploration and mining company located in Australia. We and EWP currently hold a 4.9% aggregate equity interest in Cockatoo after having made a total investment of A$21.8 million. Cockatoo has several coal exploration projects in Queensland and New South Wales and one production project in Bowen Basin, Queensland, Australia.

On July 5, 2010, Kepco Australia Pty Ltd., our wholly-owned subsidiary, entered into an agreement with Anglo American Metallurgical Coal Assets Eastern Australia Ltd. to acquire 100% of the equity interest in Anglo Coal (Bylong) Pty Ltd., a wholly-owned subsidiary of Anglo, for a purchase price of A$402 million. Bylong owns a bituminous coal mine in New South Wales, Australia. From this acquisition, we expect to secure an average of 5.1 million tons of bituminous coal per year from this mine during the period from 2016 to 2052. We and Cockatoo are currently undergoing a feasibility study for this project to explore and develop coal that is of export quality.

Canada

On June 15, 2009, we, together with KHNP, entered into a definitive agreement with Denison Mines Corporation (“Denison”) under which we currently hold a 14.9% equity interest in Denison Mines and remain the largest shareholder thereof. Under the terms of the agreement, we are entitled to procure up to approximately 20.0% of Denison’s current annual uranium production, during the period from 2010 to 2015. For the period from 2016, we will also be entitled to procure up to 20.0% of Denison’s annual uranium production provided that we beneficially own 10.0% or more of Denison’s share capital. We procured 5.3 metric tons of uranium in 2012 and expect such amounts to increase in the near future. On July 2, 1012, we and KHNP acquired a 9.4% equity interest in Energy Fuel Inc. (“EFI”), a Denver-based uranium producer, from Denison. Such acquisition of shares was accomplished as a part of Denison’s restructuring of its assets based in the United States, and EFI will assume the off-take contract between us and Denison. Following the off-take contract, we and KHNP will secure 1.6 tons of uranium per year until 2015, and will renegotiate the procurement amounts beginning in 2016.

On December 14, 2007, a consortium consisting of four Korean companies, namely us, Korea Resources Corporation, Hanwha Corporation and SK Innovation Co., Ltd., entered into an agreement with CanAlaska Uranium, Ltd., a uranium exploration company located in Canada (“CanAlaska”), to carry out a joint uranium exploration project to search for uranium deposits across mines in the Cree East area, Saskatchewan, Canada. Under the terms of the agreement, the consortium and CanAlaska each hold a 50.0% equity interest in the four-year project. The estimated capital expenditure for the project is C$19 million, all of which is to be borne by the consortium through cash contributions over the term of the project. We have invested C$4.75 million for which we have received a 12.5% equity interest in the project at the end of 2010. If additional capital expenditure is required, the amount in excess of C$19 million is to be shared equally between CanAlaska and the consortium.

On January 30, 2008, a consortium consisting of us, KHNP, Korea Nuclear Fuel Co., Ltd., Hanwha Corporation and Gravis Capital Corp., a Canadian company, entered into an agreement with Fission Energy Corp., a uranium exploration company located in Canada, to carry out a joint uranium exploration project in Waterbury Lake, Saskatchewan, Canada. Under the terms of the agreement, each of the consortium and Fission Energy Corp. holds a 50% equity interest in the three-year project. The estimated capital expenditure for the project is C$15 million, all of which is to be borne by the consortium through cash contributions over the term of the project. Under the terms of the agreement, the consortium is required to purchase a 50% equity interest in the project held by Fission Energy Corp. upon the final payment of cash contributions by the consortium during the term of the project. We have a 20% equity interest in the project and are expected to make estimated cash contributions of C$6 million. During the three-year exploration period, which ended in April 2010, we discovered a high grade uranium mineralization after drilling 20 sites out of 97 sites. On August 16, 2010, the consortium entered into an additional agreement consisting of a limited partnership agreement, a shareholders agreement and an operating service agreement with Fission Energy Corp. and extended the exploration period to May 2013 in order to enlarge known mineralization and to produce a resource estimate. On April 12, 2011, Fission Energy Corp. exercised a Back-In Option under the limited partnership agreement dated August 16, 2010, and provided to the consortium consideration of C$6 million. As a result of the exercise of the Back-In Option, the Fission Energy Corp.’s equity interest increased by 10% and the consortium’s equity interest was reduced by 10%. Currently, Fission Energy Corp. and the consortium hold a 60% and 40% equity interest, respectively, in the special purpose entity established to operate this project, of which we hold a 16% equity interest. Subsequent to the exercise of the Back-In Option, the consortium and Fission Energy Corp. are required to make estimated cash contributions for the project on the basis of their respective equity interest.

Niger

On December 30, 2009, we and KHNP, our wholly-owned nuclear generation subsidiary, entered into a definitive agreement with Areva NC Expansion (“ANCE”) to purchase 1.0 million shares, or 15.0%, of the share capital of ANCE at an aggregate purchase price of EUR 170 million. We are entitled to procure up to approximately 10.0% of Imouraren SA’s annual uranium production in Niger, which is estimated to be 770 metric tons based on ANCE’s annual production plan during the period between 2015 and 2046. Imouraren SA is an ANCE-invested mine operating company. We and KHNP currently hold a 13.5% equity interest in ANCE.

United States

On February 1, 2012, we signed an agreement with Strathmore Minerals Corp. (“Strathmore”) to acquire approximately 14 million common shares of Strathmore for a purchase price of US$8 million. As a result of this acquisition, we hold approximately 11.8% of the equity interests of Strathmore. Under this agreement, we have the right to purchase a portion of any future annual uranium production from Strathmore’s properties in Gas Hills, Wyoming. The proceeds from our investment will be used for a “Phase I” exploration and development program. Upon completion of Phase I, we have the right to participate in the “Phase II” development based on an option to purchase up to a total 40% interest in the Gas Hills Properties for an additional investment of US$32 million. With this investment, we will be able to off-take, for the duration of the project operation, 40% of approximately 400 tons of uranium that are currently expected to be produced from these properties.

Nigeria

In August 2005, a consortium consisting of us, Korea National Oil Corporation, a Government-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60.0% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and we hold 8.8% of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. However, in January 2009, the government of Nigeria unilaterally decided to void allocation of the oil blocks granted to the consortium based on a claim that the consortium failed to pay full amount of the consideration. Korea National Oil Corporation has filed a suit in the Nigerian court challenging this assertion. On August 20, 2009, the Federal High Court in Nigeria ruled that the Nigerian government illegally cancelled offshore exploration rights with respect to the deep sea oil exploration projects and banned the Nigerian government from further interfering with the consortium. The Nigerian government subsequently appealed the ruling. On April 26, 2012, the Nigerian Court of Appeal made a ruling on the appeal, stating that the Nigerian government has taken illegal steps in notifying us of its decision to cancel the consortium’s exploration rights, but specified that the Federal High Court did not have proper jurisdiction to rule on this matter and further that additional agreements relating to discounts on the contract price were invalid. We are currently assessing the implications of this ruling on our Nigerian projects and our options in relation thereto. In the meanwhile, our projects in Nigeria remain on hold.

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

France

On June 30, 2009, KHNP acquired a 2.5% equity interest in Societe D. Enrichissement Du Tricastin (“SET Holding”), which was established by Areva for the purpose of constructing and operating a uranium enrichment plant in Tricastin, France. KHNP has invested approximately 129 million Euros for the 2.5% equity interest, and COGAC SAS and a group led by Japan France Enrichment Investing and Kansai Electric Power Co. have acquired a 5% and 4.5% equity interest, respectively, in SET Holding. The maximum production capability of the uranium enrichment plant is eight million Separative Work Unit or, SWU. We believe that this investment will help us secure a more stable and economical supply of enriched uranium.

On August 2011, a consortium consisting of our wholly owned generation subsidiary KOSPO entered into an agreement with PT. Kedap Sayaaq to acquire a 10% equity interest in LongDaliq mines located in western Kalimantan, Indonesia. KOSPO is expected to acquire the equity interest within one year after procurement begins, and will secure up to three million tons of coal per year through a coal off-take agreement.

On June 2012 our wholly owned generation subsidiary KOSPO entered into an agreement with Amber Energy Company, which is the operator of Decker and Black Cutte mines located in Brisbane, Australia. KOSPO is expected to convert convertible bonds to equity interest within one year period from the initial public offering, and will secure up to two million tons of coal per year through a coal off-take agreement.

Transmission and Distribution Projects

Dominican Republic

In May 2011, we entered into an agreement with Corporación Dominicana de Empresas Eléctricas Estatales (“CDEEE”) to improve power distribution networks in three local districts in Dominican Republic. We will construct 1,294km of distribution lines and 12,644 electricity poles as part of the rehabilitation project. Total project cost is expected to be US$46 million, and we will be in charge of design, procurement and construction. We expect to complete construction of such lines and poles by May 2013.

India

In September 2011, a joint venture company established by us and Megha Engineering & Infrastructures Ltd. (“Megha”) entered into an agreement with M.P. Paschim Kshetra Vidyut Vitaran Co. Ltd., Indore (“Paschim”) and M.P. Poorv Kshetra Vidyut Vitaran Co. Ltd., Jabalpur (“Poorv”), each a state-controlled electricity provider in India, to improve the overall power distribution network in Madhya Pradesh, India through a feeder separation program, including improvements of transmission lines and installation of power meters in seven rural areas. The joint venture company will be responsible for five of the projects in conjunction with Megha. In addition, we will be separately responsible for the remaining two projects. The total project cost is estimated to be US$100 million, of which US$32 million will be invested in the projects conducted by us and the remaining US$68 million in the projects conducted in conjunction with Megha. Construction for the project began in September 2011 and is expected to be completed in 2013.

Kazakhstan

On February 23, 2011, a consortium led by us, Hyundai Engineering & Construction and Hyundai Corporation won a power transmission and variation project from Kazakhstan Electricity Grid Operating Company (“KEGOC”), a Kazakhstan state-run company. This US$100 million project will be conducted on an engineering, procurement and construction (EPC) basis, in connection with which are modernizing 17 substations in Actub, Kazakhstan. The project is expected to be completed by the end of 2013. We and Hyundai Corporation also won an additional US$46 million project from KEGOC in March 1, 2011 to construct power transmission facilities in Moniak, Kazakhstan. The Moniak project, which involves the construction of 220kV transmission lines with a total length of 325km, was completed in November 2012.

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

As of December 31, 2012, we supplied electricity to 248 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, a project suspension or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

We decided to dispose of transferred equipment in 2010, the majority of which we sold through an international open bidding process and negotiated agreements in 2011. In January 2012, we disposed of the remaining transferred equipment through a sales contract with KHNP for the remaining Nuclear Steam Supply System equipment. In March 2012, we submitted to KEDO the Final Report on Resale for the transferred equipment under the terms of the transfer agreement. In January 2013, KEDO gave us a final notice that all related terms and conditions of the transfer agreement were terminated.

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

Substantial liability may arise from the operation of nuclear-fueled generation units and from the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. Each of KHNP’s four power plant complexes has property damage insurance coverage of up to US$1 billion per accident in respect of such plant complex, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. KHNP maintains a nuclear liability insurance for personal injury and third-party property damage for a coverage of up to Won 50 billion per accident per plant complex, for a total coverage of Won 250 billion. Under the terms of an agreement between KHNP and the Korean Atomic Insurance Pool, this coverage can be extended from Won 50 billion to Won 100 to 120 billion (Won 100 billion for a plant complex with under four units, and additional Won 10 billion added per unit for a plant complex with more than four units). KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 50 billion per nuclear plant complex, for a total coverage of Won 250 billion. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$450 million, at the rate of 1 SDR = US$1.50094 as posted on the Internet homepage of the International Monetary Fund on March 12, 2013, per single accident; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of Won 50 billion and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. The amount of Government’s support to KHNP for such qualifying nuclear incident would be 300 million SDRs, or the limit of KHNP’s liability, minus the coverage amount of up to Won 50 billion as determined by the National Assembly. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is neither insured nor covered by the government indemnity.

See Item 3D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

In July 2004, the Government adopted the Community Energy System to enable regional districts to source electricity from independent power producers to supply electricity without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by Korea Electricity Commission and be approved by the minister of the Ministry of Trade, Industry and Energy in accordance with the Electricity Business Act. The purpose of this system is to decentralize electricity supply and thereby reduce transmission costs and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2013, 14 districts were using this system. The generation capacity installed or under construction of the electricity suppliers in these 14 districts amounted to approximately 1% of the aggregate generation capacity of our generation subsidiaries as of March 31, 2013. Since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 17 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. However, if the Community Energy System is widely adopted, it will erode our currently dominant market position in the generation and distribution of electricity in Korea, and may have a material adverse effect on our business, growth, revenues and profitability.

While preparing for the sixth Basic Plan, which was announced in February 2013, the Ministry of Trade, Industry and Energy accepted applications from private independent power producers, in addition to those from our generation subsidiaries, for construction of additional coal-fired power plants. Previously, private enterprises were not permitted to own and operate coal-fired power plants in Korea. Out of such applications by 15 independent power producers for construction of a total of 40 coal-fired generation units with aggregate generation capacity of 37,100 megawatts, the Government approved applications for the construction of six generation units with aggregate generation capacity of 6,000 megawatts as well as two additional generation units with aggregate generation capacity of 2,000 megawatts to provide for the contingency of failed or delayed construction of these six generation units. Construction for the six generation units is scheduled to be completed between 2018 and 2021. While it remains to be seen whether construction of these generation units will be completed as scheduled, if it were to be completed as scheduled or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

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

Based on our consolidated financial results as of December 31, 2012, the legal reserve was Won 1,604 billion and the voluntary reserve was Won 25,961 billion, which consisted of reserve for business expansion of Won 20,144 billion, reserve for investment in social overhead capital of Won 5,277 billion, research for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

We are under the supervision of the Ministry of Trade, Industry and Energy, which has principal responsibility with respect to director and management appointments and rate approval.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electricity Business Act requires that licenses be obtained in relation to the generation, transmission and distribution and sale of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. Several other companies have received a license solely for power generation. See Item 4B. “Business Overview—Purchase of Electricity—Cost-based Pool System.” Each of our six generation subsidiaries holds an electricity generation license. As of March 31, 2013, we and 11 other electricity suppliers (we nationally and the 11 other suppliers for a total of 14 districts) had a license for the distribution of electricity under the Community Energy System as authorized by Korea Electricity Commission and approved by the Ministry of Trade, Industry and Energy in accordance with the Electricity Business Act. The Electricity Business Act also governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above. In addition, while preparing for the sixth Basic Plan, which was announced in February 2013, the Ministry of Trade, Industry and Energy accepted applications from private independent power producers, in addition to those from our generation subsidiaries, for construction of additional coal-fired power plants. Previously, private enterprises were not permitted to own and operate coal-fired power plants in Korea. See Item 4B “Business Overview—Competition”.

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

Equity holdings	Primary business	Fair value / book value as of December 31, 2012	Ownership percentage as of December 31, 2012	Ownership percentage to be sold
			(in billions of Won)
KEPCO Plant Service & Engineering Co., Ltd.	Overhauling and repairing power plants	1,918	70.0%	10.0%
KEPCO Engineering & Construction Co., Inc	Designing and engineering power plants	2,006	74.9%	16.9%
LG Uplus Corp.	Electronics, telecommunications and Internet access services	300	8.8%	8.8%
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	49	29.0%	29.0%

KEPCO Plant Service & Engineering Co., Ltd.

In December 2007, we completed the initial public offering of KEPCO Plant Service & Engineering Co., Ltd., or KPS, formerly our wholly-owned subsidiary, by listing approximately 20.0% of its equity interest on the Korea stock exchange for an aggregate consideration of Won 120 billion. Pursuant to the Third Phase of the Public Institution Reform Plan, we sold 5.0% of KPS shares through a block sale on September 11, 2012. We currently hold 70.0% equity interest in KPS.

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Ltd., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009. We owned 97.9% of KEPCO E&C’s shares prior to the initial public offering which declined to 77.9% following the initial public offering. Gross proceeds from the initial public offering were Won 165 billion. In furtherance of the Third Phase of the Public Institution Reform Plan, we sold 3.08% of our shares in KEPCO E&C on November 29, 2011 to third party investors for gross proceeds of approximately Won 101 billion. We currently hold 74.9% equity interest in KEPCO E&C.

LG Uplus Corp.

We currently own a 8.8% equity interest in LG Uplus Corp., a telecommunications and Internet access service provider in Korea which is the surviving entity after the consolidation of LG Dacom, LG Telecom and LG Powercom in January 2010. Pursuant to the Fifth Phase of the Public Institution Reform Plan, we currently plan to sell our remaining equity interest in LG Uplus Corp. subject to prevailing economic and market conditions.

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

Item 4C. Organizational Structure

As of December 31, 2012, we had 81 subsidiaries, 40 associates and 32 joint ventures (not including any special purpose entities).

Subsidiaries

Our wholly-owned six generation subsidiaries are KHNP, KOSEP, KOMIPO, KOWEPO, KOSPO and EWP. Our non-generation subsidiaries include KEPCO E&C, KEPCO KPS, KEPCO NF, and KEPCO KDN. For a full list of our subsidiaries, including foreign subsidiaries, and their respective jurisdiction of incorporation, please see Exhibit 8.1 attached to this report.

Associates and Joint Ventures

An associate is an entity over which we have significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. A joint venture is a contractual arrangement whereby we and other parties undertake an economic activity that is subject to joint control (namely when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control). Joint venture arrangements that involve the establishment of a separate entity in which each party has an interest are referred to as jointly controlled entities. The accounts of the associates and joint ventures are not required to be consolidated in our financial statements. We record our equity interests in these associates and joint ventures as investments under the equity method of accounting. See Note 17 of the notes to our consolidated financial statements. The table below sets forth for each of our principal associates and joint ventures the name and our percentage shareholding and their principal activities as of December 31, 2012.

	Ownership (Percent)	Principal Activities
Associates:
Daegu Green Power Co., Ltd.	48.0	Power generation
Korea Gas Corporation	24.5	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.0	Electricity metering
YTN Co. Ltd.	21.4	Broadcasting
Cheongna Energy Co., Ltd.	30.0	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(1).	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	29.0	Generating electricity
AMEC Partners Korea(2)	19.0	Resources development
Hyundai Energy Co., Ltd.	29.0	Power generation
Ecollite Co. Ltd.	29.0	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25.0	Construction and service
Alternergy Philippine Investments Corporation	50.0	Power generation
Muju Wind Power Co., Ltd.	25.0	Power generation
Pyeongchang Wind Power Co., Ltd.	25.0	Power generation
Daeryun Power co., Ltd.	19.8	Power generation
JinanJangsu Wind Power Co., Ltd	25.0	Power generation
Changjuk Wind Power Co., Ltd.	30.0	Power generation
Commerce and Industry Energy Co., Ltd.	29.5	Power generation
KNH Solar Co., Ltd.	27.0	Power generation
SPC Power Corporation	38.0	Power generation
Gemeng International Energy Group Co., Ltd.	34.0	Construction and operation of utility plant
PT.Cirebon Electric Power	27.5	Construction and operation of utility plant
KNOC Nigerian East Oil Co., Ltd.(3).	14.6	Oil and gas exploration in Nigeria
KNOC Nigerian West Oil Co., Ltd.(3)	14.6	Oil and gas exploration in Nigeria
Dolphin Property Limited(3)	15.0	Rental company
E-Power S.A	30.0	Operation of utility plant and sales of electricity
PT Wampu Electric Power	46.0	Power generation
PT. Bayan Resources TBK	20.0	Resources development
Korea Power Exchange(4)	100.0	Management of power market
S-Power Co., Ltd.	40.0	Power generation
Pioneer Gas Power Limited	22.7	Power generation
Eurasia Energy Holdings	40.0	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25.0	Power generation
Busan Solar Co., Ltd.(2)	19.8	Power generation
Hadong Mineral Fiber Co., Ltd.	25.0	Recycling fly ashes
Green Biomass Co., Ltd.	34.0	Power generation

	Ownership (Percent)	Principal Activities
Gumi-ochang Photovoltaic Power Co., Ltd.(1)	10.0	Power generation
Chungbuk Photovoltaic Power Co., Ltd.(1)	10.0	Power generation
Cheonan Photovoltaic Power Co., Ltd.(1)	10.0	Power generation
PT. Mutiara Jawa	29.0	Manufacturing and operating floating coal terminal

Joint ventures:
Canada Korea Uranium Limited Partnership(5).	12.5	Resources development
KEPCO-Uhde Inc.(6)	66.0	Power generation
Eco Biomass Energy Sdn. Bhd.	61.5	Power generation
Datang Chaoyang Renewable Power Co., Ltd.	40.0	Power generation
Shuweihat Asia Power Investment B.V.	49.0	Holding company
Shuweihat Asia Operation & Maintenance Company(6)	55.0	Maintenance of utility plant
Waterbury Lake Uranium LP	39.8	Resources development
ASM-BG Investicii AD	50.0	Power generation
RES Technology AD	50.0	Power generation
KV Holdings, Inc.	40.0	Power generation
KEPCO SPC Power Corporation(6)	75.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Limited	30.0	Holding company
Gansu Datang Yumen Wind Power Company Ltd.	40.0	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.0	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.0	Power generation
Rabigh Electricity Company	40.0	Construction of utility plant and sales of electricity
Rabigh Operation & Maintenance Company	40.0	Maintenance of utility plant
Jamaica Public Service Company Limited	40.0	Power generation
KW Nuclear Components Co., Ltd.	43.0	R&D
Busan Shinho Solar power Co., Ltd.	25.0	Power generation
STX Electric Power Co., Ltd.	49.0	Power generation
Yeongnam Wind Power Co., Ltd.	49.0	Power generation
Global Trade Of Power System Co., Ltd.	29.0	Exporting products and technology of small or medium sized business by proxy
Expressway Solar-light Power Generation Co., Ltd	29.0	Power generation
Yeongam F1 Solar Power Plant	29.0	Power generation
KODE NOVUS 1 LLC	50.0	Power generation
KODE NOVUS 2 LLC	49.0	Power generation
Daejung Offshore Wind Power Co., Ltd	49.9	Power generation
Amman Asia Electric Power Company(6)	60.0	Power generation
KEPCO-ALSTOM Power Electronics Systems, Inc.(6)	51.0	R&D
Dongbu Power Dangjin Corporation	40.0	Power generation
Honam Wind Power Co., Ltd.	30.0	Power generation

Notes:

(1)	We hold less than 20% of the equity shares of this investment. However, we can exercise significant influence by virtue of our contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of our financial and operating policy of the board of directors.

(2)	We hold less than 20% of the equity shares of this investment. However, we can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of the entity.
(3)	We hold less than 20% of the equity shares of these investments in associates. However, we can exercise significant influence by virtue of our contractual right to appoint one out of four members of the steering committee of the entity. Moreover, we have significant financial transactions with the associate which can affect our influence on the entity.
(4)	We hold 100% of the equity shares of the investments in associate. However, the Government regulates our ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and our other subsidiaries. We can exercise significant influence by our right to nominate directors to the board of directors of the entity.
(5)	We hold less than 20% of the equity shares of the entity. However, we have joint control on the associates by virtue of our contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of our financial and operating policy of the board of directors.
(6)	We hold more than 50% of the equity shares of the entities. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

Item 4D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea. On June 24, 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries, out of the Seoul metropolitan area to other provinces in Korea. As of December 31, 2012, the net book value of our property, plant and equipment was Won 122,376 billion. As of December 31, 2012, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 590 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

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

We estimate that fuel prices will continue to be volatile and accordingly have a material adverse effect on our results of operations and profitability in 2013 and beyond. In part to address these concerns, the Government from time to time increases the electricity tariff rates (most recently in August 2012 and January 2013). However, such increases may be insufficient to fully offset the adverse impact from the rise in the fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer.

Further to the announcement by the Ministry of Trade, Industry and Energy in February 2010, a new electricity tariff system went into effect on July 1, 2011. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff is also to have a third component of fuel cost-adjusted rate, which is to be added to or subtracted on a monthly basis two months later from the sum of the base rate and the usage rate based on the three-month average movements of coal, LNG and oil prices. The new tariff system is intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Trade, Industry and Energy issued a hold order on July 29, 2011 suspending our billing and collecting of the fuel cost pass-through adjustment (“FCPTA”) amount. The hold order remains in effect to-date. In addition, on January 11, 2013, we were informed by the Ministry of Trade, Industry and Energy that the fuel cost-based tariff adjustment system would need to be reassessed in light of the prolonged unbilled period after the announcement of such system. There is no assurance as to when the Government will lift the hold order and allow us to bill and collect the accumulated FCPTA amount or whether the new tariff system will undergo other amendments to the effect that it will not fully cover our fuel and other costs on a timely basis or at all, or will not have unintended consequences that we are not presently aware of. Any such development may have a material adverse effect on our business, financial condition, results of operations and cash flows. See Item 4B. “Business Overview—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment”, Item 4B. “Business Overview—Sales and Customers—Electricity Rates”, Item 4B. “—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment,” Item 5B. “Operating and Financial Review and Prospects—Overview,” Item 5B. “Operating and Financial Review and Prospects—Critical Accounting Policy—Correction of Accounting for Fuel Cost Pass-through Adjustment” and Notes 2, 15 and 36 to the notes to our consolidated annual financial statements.

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

Demand for electricity in Korea grew at a compounded average rate of 4.9% per annum for the five years ended December 31, 2012. According to The Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 2.9% during the same period. The GDP increased, on a year-on-year basis, by 6.2% in 2010, by 3.6% in 2011 and by 2.0% in 2012.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2008	2009	2010	2011	2012
Growth in GDP (at 2008 constant prices)	2.3%	0.3%	6.2%	3.6%	2.0%
Growth in electricity consumption	4.5%	2.4%	10.1%	4.8%	2.5%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector currently represents the largest segment of electricity consumption in Korea. While demand from the industrial sector has increased steadily as a result of the economic expansion in Korea, it has gradually declined as a percentage of total demand from 57.3% in 2000 to 55.3% in 2012. Demand from the industrial sector was 258,102 gigawatt hours in 2012, representing an increase by 2.6% from 2011, largely due to the continued export-led growth of the Korean economy.

•

Demand for electricity from the commercial sector has increased in recent years, both in absolute terms and as a percentage of total demand, as a result of the continuing growth of the service sector in the Korean economy, which has led to an increased number of office buildings, office automation and use of air conditioners. Growth in the commercial sector is also attributable to the construction industry and the expansion of the leisure and distribution industries. Demand from the commercial sector was 101,593 gigawatt hours in 2012, representing an increase by 2.1% from 2011, largely as a result of the increased commercial activities in Korea, which was partially offset by weakened consumer sentiment in light of the enhanced uncertainties in the global economy.

•

Demand for electricity from the residential sector was 65,484 gigawatt hours in 2012, representing an increase by 3.1% from 2011. In 2012, we provided electricity to approximately 20 million households, which represent substantially all of the households in Korea. Demand from the residential sector is largely dependent on population growth and the increased use of air conditioners, heating and other electrical appliances. Residential demand for electricity increased in 2012, largely due to increased usage of heating and air conditioning.

For a discussion on demand by the type of customers, see Item 4B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

As for the supply of electricity in Korea, we have since our inception had, and, subject to any substantial future developments in respect of the Restructuring Plan, expect to have, the predominant market share, in terms of generation of electricity as well as transmission and distribution thereof to the end-users. As for transmission and distribution of electricity, we accounted for approximately 99% of the market share, in terms of transmission and distribution capacity, in each of the past three years. While as of March 31, 2013, there were 11 other entities in Korea that are also licensed to supply electricity under the Community Energy System, these suppliers are, by the terms of their licenses, permitted to supply electricity to limited geographical areas, and their aggregate transmission and distribution capacity accounted for approximately 1% of our market share. Furthermore, since the introduction of the Community Energy System in 2004, a total of 31 districts have obtained the license to supply electricity through the Community Energy System, but 17 of such districts have reportedly abandoned plans to adopt the Community Energy System, largely due to the relatively high level of capital expenditure required, the rise in fuel costs and the lower-than-expected electricity output per cost. See Item 4B. “Business Overview—Transmission and Distribution.”

As for the generation of electricity that we purchase for transmission and distribution from the market to our end-users, our generation subsidiaries accounted for 91.5%, 88.9% and 90.9% in 2010, 2011 and 2012, respectively, with the remainder accounted for by independent power producers. We currently expect that our market dominance in the supply of electricity in Korea will continue for the foreseeable future, absent any substantial changes to the Restructuring Plan or other policy initiatives by the Government in relation to the Korean electric power industry, or an unexpected proliferation of districts opting for supply of electricity through the Community Energy System. In addition, while preparing for the sixth Basic Plan, which was announced in February 2013, the Ministry of Trade, Industry and Energy accepted applications from private independent power producers, in addition to those from our generation subsidiaries, for construction of additional coal-fired power plants. Previously, private enterprises were not permitted to own and operate coal-fired power plants in Korea. Out of such applications by 15 independent power producers for construction of a total of 40 coal-fired generation units with aggregate generation capacity of 37,100 megawatts, the Government approved applications for the construction of six generation units with aggregate generation capacity of 6,000 megawatts as well as two additional generation units with aggregate generation capacity of 2,000 megawatts to provide for the contingency of failed or delayed construction of these six generation units. Construction for the six generation units is scheduled to be completed between 2018 and 2021. While it remains to be seen whether construction of these generation units will be completed as scheduled, if it were to be completed as scheduled or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period since 2006, our actual rate of return has been lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Partly in response to the variance between our actual rates of return and the fair rate of return, the Government from time to time adjusts the electricity tariff rates, but there typically is a significant time lag for the tariff adjustment as such adjustment requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use through sector-specific tariff increases. Furthermore, there is no assurance that the tariff adjustments will have the desired effect at a level anticipated or at all, or that they will not have unintended adverse consequences.

Recent adjustments to the electricity tariff rates by the Government involve the following, which were made principally in response to the rising fuel prices which hurt our profitability as well as to encourage a more efficient use of electricity by the different sectors:

•

effective August 1, 2010, a 3.5% overall increase in our average tariff rate, consisting of increases in the residential, educational, industrial, street lighting and overnight power usage tariff rates by 2.0%, 5.9%, 5.8%, 5.9% and 8.0%, while making no changes to the commercial and agricultural tariff.

•

effective August 1, 2011, a 4.9% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, residential, educational, street lighting and overnight power usage tariff rates by 6.1%, 4.4%, 2.0%, 6.3% and 8.0%, while making no changes to the agricultural tariff.

•

effective December 5, 2011, a 4.5% overall increase in our average tariff rate, consisting of increases in the industrial, commercial, educational and street lighting tariff rates by 6.5%, 4.5%, 4.5% and 6.5%, while making no changes to the residential, agricultural and overnight power usage tariff.

•

effective August 6, 2012, a 4.9% overall increase in our average tariff rate, consisting of increases in the residential, commercial, educational, industrial, street lighting, agricultural and overnight power usage tariff rates by 2.7%, 4.4%, 3.0%, 6.0%, 4.9%, 3.0% and 4.9%, respectively.

•

effective January 14, 2013, a 4.0% overall increase in our average tariff rate, consisting of increases in the residential, commercial, educational, industrial, street lighting, agricultural and overnight power usage tariff rates by 2.0%, 4.6%, 3.5%, 4.4%, 5.0%, 3.0% and 5.0%, respectively.

Our electricity rates are subject to the fuel cost pass-through tariff adjustment system. For background and recent developments relating to such system, see Item 4B. “Business Overview—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment”, Item 4B. “Business Overview—Sales and Customers—Electricity Rates”, Item 4B. “—Recent Developments— Correction of Accounting for Fuel Cost Pass-through Adjustment,” Item 5B. “Operating and Financial Review and Prospects—Overview”, Item 5B. “Operating and Financial Review and Prospects—Critical Accounting Policy—Correction of Accounting for Fuel Cost Pass-through Adjustment” and Notes 2, 15 and 36 to the notes to our consolidated annual financial statements.

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

Fuel costs accounted for 46.8%, 49.7% and 48.5% of our sales and 51.1%, 50.2% and 49.2% of our cost of sales in 2010, 2011 and 2012, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4B. “Business Overview—Fuel.”

Uranium accounted for 34.1%, 34.9% and 33.6% of our fuel requirements in 2010, 2011 and 2012, respectively. Coal accounted for 45.5%, 45.0% and 44.2% of our fuel requirements in 2010, 2011 and 2012, respectively. LNG accounted for 16.6%, 16.7% and 17.6% of our fuel requirements in 2010, 2011 and 2012, respectively. Oil accounted for 2.7%, 2.4% and 3.5% of our fuel requirements in 2010, 2011 and 2012, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and do not include electricity purchased from third parties. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

In the past few years, the price of bituminous coal fluctuated significantly. For example, the price of bituminous coal increased substantially in the first half of 2008, after which it gradually decreased. However, it has increased again significantly from the second half of 2009. See Item 4B. “Business Overview—Fuel.” In 2012, approximately 80.3% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and 19.7% purchased on the spot market. The average “free on board” Newcastle coal 6300 GAR spot price index published by Platts was US$96.2 per ton in 2012 and slightly decreased to US$92.3 per ton as of April 9, 2013. If the bituminous coal price were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

Nuclear power has a stable and relatively low-cost structure and forms a significant portion of electricity supplied in Korea. Due to significantly lower fuel costs as compared with those of conventional power plants, our nuclear power plants generally operate at full capacity with only routine shutdowns for fuel replacement and maintenance. In case of shortage in electricity generation resulting from stoppages of the nuclear power plants, we seek to make up for such shortage with power generated by our non-nuclear power plants.

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. For example, since 2008 we recorded operating loss and/or net loss largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. If the fuel prices remain at the current level or continue to increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff, does not increase it to a level to sufficiently offset the impact of rising fuel prices or prolongs the hold-order on the fuel cost pass-through adjustment system or cancel or modify it to the effect that we are prevented from timely billing and collection of the fuel cost pass-through adjustment amount, the price increases will negatively affect our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would suffer.

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies in recent years. For fluctuations in exchange rates, see Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and has remained subject to significant volatility even in its aftermath. The Noon Buying Rate per one U.S. dollar increased from Won 1,130.6 on December 31, 2010 to Won 1,158.5 on December 31, 2011 and decreased to Won 1,063.2 on December 31, 2012, and was Won 1,136.8 on April 5, 2013 as a result of the escalation in tension with North Korea. While the Won generally appreciated against U.S. dollar and other foreign currencies in 2012, Won also depreciates from time to time, including in recent months, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2012, approximately 21.4% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in foreign currencies, principally in U.S. dollar. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since substantially all of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign-currency denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

Amendments to IFRS that are mandatorily effective for the year ended December 31, 2012

The following amendments to IFRS have been applied in the current year and have affected the amounts reported in these financial statements.

Amendments to IFRS 7 Financial Instrument—Disclosures

We may have transferred financial assets in such a way that part or all of the transferred financial assets do not qualify for derecognition. The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets in order to provide greater transparency around the nature of the transferred assets, the nature of the risks and rewards of ownership to which we are exposed, description of the nature of the relationship between the transferred assets and the associated liabilities and carrying value of the associated liabilities. When we continue our involvement on the transferred assets although the transferred assets are derecognized in our entirety, we disclose the carrying amounts of the transferred assets and the associated liabilities and information showing how the maximum exposure to loss. The amendments do not have impact on our financial statements.

Amendments to IAS 12—Deferred Tax—Recovery of Underlying Assets

We have applied the amendments to IAS 12 Income Taxes in the current year. Under the amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered entirely through sale for the purpose of measuring deferred taxes unless the presumption is rebutted. Also, we recognize deferred income tax assets and deferred income tax liabilities on investment properties that were revalued in accordance with IFRS 16 Property, Plant and Equipments, under a business model whose objective is to consume substantially all of the economic benefits embodied through sales. The amendments do not have impact on our financial statements.

Amendments to IFRIC 14—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interpretation

These amendments require us to recognize net defined benefit liability (asset), deficit or surplus, adjusted for any effect of limiting a net defined benefit asset to the asset ceiling. The amendments do not have impact on our financial statements.

New and revised IFRS that have been issued and early adopted but are not yet effective

Amendments to IAS 1—Presentation of Financial Statements

The amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. The accompanying financial statements have been prepared with the application of the early adopted amendments.

Amendments to IAS 1—Presentation of Financial Statements (as part of the Annual Improvements to IFRS 2009-2011 cycle issued in May 2012)

We have applied the amendments to IAS 1 as part of the Annual Improvements to IFRS 2009-2011 Cycle in advance of the effective date (annual periods beginning on or after January 1, 2013).

IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position. In accordance with the amendments to IAS 1, we have not presented a third statement of financial position and related notes as of January 1, 2011 in relation to the retrospective reclassification as further described in Notes 2-24.

New and revised IFRS that have been issued but are not yet effective and not have been early adopted.

Amendments to IAS 19—Employee Benefits

The amendments to IAS 19 require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and the accelerate the recognition of past service costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. We are in the process of evaluating the impact on the financial statements upon the adoption of amendments.

Amendments to IAS 32—Offsetting Financial Assets and Financial Liabilities and the related disclosures

The amendments to IAS 32 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

Our right to offset must not be conditional on the occurrence of future events but enforceable anytime during the contract periods, during the ordinary course of business with counterparty, a default of counterparty and master netting agreement or in some forms of non-recourse debt. The amendments to IAS 32 are effective for annual periods beginning on January 1, 2014. We are in the process of evaluating the impact on the financial statements upon the adoption of amendments.

Amendments to IFRS 7—Financial Instruments: Disclosures

The amendments to IFRS 7 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. We are in the process of evaluating the impact on the financial statements upon the adoption of amendments.

IFRS 10—Consolidated Financial Statements

The amendments to IFRS 10 include a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. This standard is effective for annual periods beginning on or after January 1, 2013. We are in the process of evaluating the impact on the financial statements upon the adoption of amendments.

IFRS 11—Joint Arrangement

IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. If we are to participate as a joint operator, we will recognize assets, liabilities, revenues and expenses proportionally to our investment and if we are to participate as part of a joint venture, we will account for that investment using the equity method accounting. This standard is effective for annual periods beginning on or after January 1, 2013. We are in the process of evaluating the impact on the financial statements upon the adoption of amendments.

IFRS 12—Disclosure of Interest in Other Entities

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates, or unconsolidated structured entities. This standard is effective for annual periods beginning on or after January 1, 2013. We are reviewing the impact of the application of this standard on our financial statements.

IFRS 13—Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosure about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013. We are reviewing the impact of the application of this standard on the financial statements.

IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine

The interpretation provides accounting for the costs from waste removal activity (stripping). This interpretation is effective for annual periods beginning on or after January 1, 2013. We do not anticipate that the application of the interpretation will have no effect to our financial statements as we do not engage in such activities.

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

Electricity Sales

The Government approves the rates we charge to customers. Our utility rates are designed to recover our reasonable costs plus a fair investment return. Our power generation subsidiaries’ rates are determined in the market.

We recognize electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, we estimate reasonable daily power volumes for residential, commercial, industrial and other uses. The differences between the current month’s estimated amount and actual (meter-read) amount are adjusted for (trued-up) during the next month period.

Correction of Accounting for Fuel Cost Pass-through Adjustment

As of July 1, 2011, a new electricity tariff system approved by the Government took effect featuring a fuel cost pass-through adjustment (“FCPTA”). This system was intended to allow us to pass through fluctuations in fuel costs ultimately to the customers. The FCPTA amount is determined based on a prior three-months moving average of international fuel prices and other factors, which is reflected two months later. On July 29, 2011, out of inflationary and other policy considerations, the Government issued a hold-order suspending us from billing or collecting the FCPTA amount from customers.

Our accounting policy was to recognize unbilled fuel cost adjustments as assets under the IFRS Conceptual Framework when we concluded that it is probable that future economic benefits would flow to us. We had concluded that we controlled a resource as a result of past events from which future economic benefits were expected to flow to us. The Regulation for Electricity Service, which regulates the FCPTA system, provides a legal “resource” or right to bill where the costs we incur will result in future cash flows. The operation of the FCPTA system creates a right to charge rates in amounts that would permit us to recover the related costs, such amounts being subject to government approval. In addition, we relied on the authority of the Ministry of Trade, Industry and Energy, which regulates and approves the electricity tariff we charge to our customers, including the FCPTA system. As of December 31, 2011, we determined that it was probable that economic benefits associated with the unbilled fuel cost adjustments would be realizable based on the authority of the Ministry of Trade, Industry and Energy in setting and enforcing electricity rates for customers. Therefore, we concluded that as of December 31, 2011 it was probable that our unbilled FCPTA amount would be collected.

We previously recognized revenue and a receivable for the FCPTA amounts subject to the hold order in the amount of Won 357,085 million at December 31, 2011. However, we came to realize that our FCPTA rate regulatory scheme closely resembles a cost-of service scheme, and have therefore determined that the appropriate accounting for the unbilled FCPTA amounts is to reduce cost of sales by the unbilled FCPTA amounts and recognize a related non-financial asset by the same amount, which is more consistent with accounting policies for rate regulated assets of other standard setting bodies. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, we used judgment in developing and applying an accounting policy that results in information that is relevant and reliable. In making that judgment, management considered pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices. We have concluded that the aforementioned error is immaterial, and corrected the accounting for our unbilled FCPTA amounts in our consolidated financial statements as of and for the year ended December 31, 2011 included in Item 18. “Financial Statements.”

During the fourth quarter of 2012, we had further consultations with the Ministry of Trade, Industry and Energy as to the outlook for the lifting the hold-order. Furthermore, on January 11, 2013, the Ministry of Trade,

Industry and Energy informed us that the FCPTA system needed to be reassessed in light of the current circumstances such as the prolonged unbilled period since the announcement of the FCPTA system. We have therefore concluded that, in consideration of the prolonged unbilled period and recent consultations with, and information from, the Ministry, we would not be able to bill and collect the unbilled FCPTA amounts for the foreseeable future. As a result, we wrote off the entire unbilled FCPTA amounts of Won 1,877 billion recognized through December 31, 2012, including the unbilled FCPTA amounts as of December 31, 2011. As a result, there were no FCPTA amounts remaining in the consolidated statement of financial position as of December 31, 2012.

Furthermore, we will cease recording a regulatory asset prospectively related to the FCPTA amounts unless and until the likelihood of recovery once again satisfies the probable threshold contained in the IFRS Conceptual Framework or enacted IFRS at such time.

See Item 4B. “Business Overview—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment”, Item 4B. “Business Overview—Sales and Customers—Electricity Rates”, Item 4B. “—Recent Developments—Correction of Accounting for Fuel Cost Pass-through Adjustment,” Item 5B. “Operating and Financial Review and Prospects—Overview,” Item 5B. “Operating and Financial Review and Prospects—Critical Accounting Policy—Correction of Accounting for Fuel Cost Pass-through Adjustment” and Notes 2, 15 and 36 to the notes to our consolidated annual financial statements.

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

We recorded derivative instruments under IFRS. As of December 31, 2010 and 2011, we recorded Won 244 billion and Won 376 billion of net amounts as assets, and as of December 31, 2012, we recorded Won 376 billion of net amounts as liabilities. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

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

As of December 31, 2010, 2011 and 2012, we recorded liability for decommissioning costs in the amounts of Won 5,976 billion, Won 6,727 billion and Won 11,913 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used a discount rate of 4.36%, 4.36% and 4.49% and an inflation rate of 2.30%, 2.30% and 2.93% when calculating the decommissioning cost liability recorded as of December 31, 2010, 2011 and 2012. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.1% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	279	￦ (271)	￦ (266)	￦	274

See Notes 26 and 43 of the notes to our consolidated financial statements for further related information.

Provision for Decontamination of Transformer

Under the Persistent Organic Pollutants Management Act which was enacted in 2007, we are required to remove the toxin polychlorinated biphenyls (PCBs) from our transformers’ insulating oil by 2015. We are also required to inspect the PCB levels in our transformers and dispose of any PCBs in excess of established safety standards.

As of December 31, 2010, 2011 and 2012, we recorded a liability of Won 278 billion, Won 215 billion and Won 220 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 6.49% and an inflation rate of 2.81% as of December 31, 2010, a discount rate of 5.84% and an inflation rate of 3.34% as of December 31, 2011, and a discount rate of 4.92% and an inflation rate of 3.10% as of December 31, 2012. In addition, the following is a sensitivity analysis of the potential impact on decontamination costs based on a 0.1% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	1	￦ (1)	￦ (1)	￦	1

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2012. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities at each separate taxpaying entity. Under IFRS, a deferred tax asset is recognized for temporary difference that will result in deductible amounts in future years and for carry forwards. If, based on the weight of available evidence, it is more likely that some or the entire portion of the deferred tax asset will not be realized, that portion is deducted directly from the deferred tax asset.

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

Useful Lives of Property, Plant and Equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into us and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred. We do not depreciate land. Depreciation is computed by the straight-line method (and unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of loaded nuclear fuel), using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2012 totaled approximately Won 122,376 billion representing more than 83% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

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

Generally, useful life is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. We review our depreciation method and the estimated useful lives and residual values of our property, plant and equipment at the end of each annual reporting period. If our expectations differ from previous estimates, the related changes are accounted for as a change in accounting estimate During the current period, we changed the estimated useful lives of the certain buildings. In result of the change in accounting estimate, depreciation expenses were reduced by Won 85,388 million for the current year and expected to be reduced by Won 57,378 million, Won 31,979 million and Won 22,158 million for each of the three years following the current year, respectively. In addition, if technological changes were to occur more rapidly than anticipated or in a different form than anticipated, or our assets experienced unexpected levels of wear and tear, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expenses in future periods.

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

In the event that an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, ensuring that such carrying amount increase does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount of the asset or asset group in the case of an impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2012, we were engaged in 559 lawsuits as a defendant and 107 lawsuits as a plaintiff. The total amount claimed against us was Won 391 billion and the total amount claimed by us was Won 74 billion as of December 31, 2012. As of December 31, 2012, we had an accrual for loss contingencies of Won 27 billion. We record liabilities for estimated loss contingencies when we assess that a loss is probable and the amount of the loss can be reasonably estimated. The determination for a loss contingency is based on management judgment and estimates with respect to the likely outcome of the matter, including the analysis of different scenarios. Liabilities are recorded or adjusted when events or circumstances cause these judgments or estimates to change. In assessing whether a loss is a reasonable possibility, we may consider the following factors: the nature of the litigation, claim or assessment, available information, opinions or views of legal counsel and other advisors, and the experience gained from similar cases. We provide disclosures for material contingencies when there is a reasonable possibility that a loss or an additional loss may be incurred.

As new developments occur or more information becomes available, our assumptions and estimates with respect to the likelihood or amount of loss related to these liabilities may change. Such revisions to contingent liabilities are generally reflected in income. If changes in these or other assumptions or the anticipated outcomes we use to estimate contingencies cause a loss to become more likely, it could materially affect future results of operations for any particular quarterly or annual period.

Actual amounts realized upon settlement of contingencies may be different from amounts recorded and disclosed and may be recorded as additional liabilities and expenses which could have a significant impact on our results of operations, financial condition and cash flows.

Consolidated Results of Operations

2012 Compared to 2011

In 2012, our consolidated sales, which is principally derived from the sale of electric power, increased by 13.8% to Won 49,121 billion from Won 43,175 billion in 2011, reflecting primarily a 2.53% increase in the volume of electricity sold from 455,070 gigawatt hours in 2011 to 466,593 gigawatt hours in 2012 and a 4.9% increase in our overall average electricity tariff rates effective August 6, 2012. The overall increase in the volume of electricity sold was primarily attributable to a 2.6% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 251,491 gigawatt hours in 2011 to 258,102 gigawatt hours in 2012, and, to a lesser extent, a 2.1% increase in the volume of electricity sold to the commercial sector from 99,504 gigawatt hours in 2011 to 101,593 gigawatt hours in 2012 and a 1.2% increase in the volume of electricity sold to the residential sector, including overnight power usage, from 82,130 gigawatt hours in 2011 to 83,104 gigawatt hours in 2012. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity in this sector in Korea largely as a result of the continued export-led growth of the Korean economy, which involved an increased industrial output and greater capacity utilization in industrial plants. The increase in the volume of electricity sold to the commercial sector was primarily due to increased commercial activities in Korea, which was partially offset by weakened consumer sentiment in light of the ongoing uncertainties in the global economy. The increase in the volume of electricity sold to the residential sector was primarily due to increased usage of heating and air conditioning due to extreme weather conditions in the summer of 2012 and winter of 2012 and 2013. For a discussion of the increase in our electricity tariff rates, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

Our consolidated cost of sales, which is principally derived from the costs related to the purchase of fuels for generation of electricity and to a lesser extent, from the purchase of power from independent power producers, depreciation and salaries, increased by 13.4% to Won 48,459 billion in 2012 from Won 42,725 billion in 2011, primarily due to a 11.0% increase in fuel costs, a 32.4% increase in purchased power, a 6.0% increase in salaries, a 1.7% increase in depreciation and a 7.0% increase in other cost of sales. Fuel costs increased to Won 23,823 billion in 2012 from Won 21,456 billion in 2011. Fuel costs accounted for 49.2% and 50.2% of our consolidated cost of sales in 2012 and 2011, respectively. Such increase in fuel costs was primarily due to a 1.0% increase in energy consumption as a result of the general economic recovery and extreme weather conditions in 2012 and a 9.8% increase in unit cost of fuel mainly due to a 14.8% increase in unit cost of LNG. Purchased power, which accounted for 20.2% and 17.3% of our cost of sales in 2012 and 2011, respectively, increased by 32.4% to Won 9,801 billion in 2012 from Won 7,404 billion in 2011, primarily due to a 13.9% increase in the volume of power purchased from independent power producers (who generate electricity primarily through LNG-fired power plants), from 53,024 gigawatt hours in 2011 to 60,392 gigawatt hours in 2012, primarily to compensate for the shortfall in the supply of electricity due to the higher than anticipated rise in demand for electricity in 2012. Salaries increased by 6.0% to Won 2,662 billion in 2012 from Won 2,510 billion in 2011 primarily due to an increase in the number of our and our generation subsidiaries’ employees. Depreciation expense increased by 1.7 % to Won 6,846 billion in 2012 from Won 6,733 billion in 2011 primarily due to the increase of additional property, plant and equipment related to the construction of new generation facilities pursuant to our capital investment program. Other remaining items of our cost of sales increased to Won 5,327 billion in 2012 from Won 4,622 in 2011 primarily due to an increase in costs related to our nuclear complex construction projects in the United Arab Emirates, an increase in provision for decommissioning costs of our nuclear facilities and provision for potential fines and penalties under the Renewable Portfolio Standard.

As a cumulative result of the foregoing factors, our consolidated gross profit increased by 46.8% to Won 662 billion in 2012 from Won 450 billion in 2011, and our gross profit margin increased to 1.3% in 2012 from 1.0% in 2011.

Our consolidated selling and administrative expenses increased by 1.6% to Won 1,780 billion in 2012 from Won 1,751 billion in 2011, primarily as a result of increases in salaries, research and development expenses and rent expenses.

Our consolidated net other operating income increased by 33.2% to Won 600 billion in 2012 from Won 451 billion in 2011, mainly as a result of an increase in compensation for damages received from a lawsuit in which we were the plaintiff, which more than offset the return to normal levels of donations related to renewable energy initiatives.

We recorded consolidated net other loss of Won 1,781 billion in 2012 compared to consolidated net other income of Won 166 billion in 2011, primarily as a result of the write-off of our accumulated but unbilled fuel cost-based adjustment amounts as further described in Item 5B—Operating and Financial Review and Prospects—Critical Accounting Policy—Correction of Accounting for Fuel Cost Pass-through Adjustment and Notes 2, 15 and 36 to the notes to our consolidated annual financial statements.

As a cumulative result of the foregoing factors, we recorded consolidated operating loss of Won 2,300 billion in 2012 compared to consolidated operating loss of Won 685 billion in 2011. We recorded operating loss margin of 4.7% in 2012 compared to operating loss margin of 1.6% in 2011, largely due to a 11.0% increase in fuel costs and a 32.4% increase in purchased power which more than offset the 13.8% increase in our revenue from the sale of electricity.

Our consolidated net financial expense increased by 1.5% to Won 1,940 billion in 2012 from Won 1,911 billion in 2011, primarily as a result of an increase in losses by Won 673 billion in our derivative instruments, an increase by Won 1,001 billion in incomes related to foreign currencies, net, an increase by Won 221 billion in net interest expense and an increase by Won 40 billion in impairment loss on available-for-sale financial assets.

Our consolidated profits of affiliates or joint ventures using equity method increased by 43.7% to Won 177 billion in 2012 from Won 123 billion in 2011, primarily as a result of an increase in profits from Korea Gas Corporation and our overseas affiliates primarily as a result of the expansion of our overseas business.

As a cumulative result of the foregoing factors, we recorded consolidated loss before income taxes of Won 4,063 billion in 2012 compared to consolidated income before income taxes of Won 2,473 billion in 2011. We recorded consolidated income tax income of Won 985 billion in 2012 compared to consolidated income tax expense of Won 820 billion in 2011, primarily due to the absence of a one-time write-off in 2011 of deferred tax assets in relation to net loss from the previous year due to the low probability of recovery.

As a cumulative result of the above factors, our consolidated loss for the year decreased to Won 3,078 billion in 2012 from Won 3,293 billion in 2011, and our consolidated net loss margin decreased to 6.3% in 2012 from 7.6% in 2011. We also recorded net loss attributable to our shareholders of Won 3,167 billion in 2012, compared to net loss of Won 3,370 billion attributable to our shareholders in 2011.

Our consolidated other comprehensive loss increased to Won 322 billion in 2012 from Won 262 billion in 2011 as a result of positive changes in actuarial losses on retirement benefit obligations, net of tax, and net change in fair value of available-for-sale financial assets, net of tax, which was partially offset by our recording negative changes in loss on valuation of derivatives using cash flow hedge accounting, net of tax, foreign currency translation of foreign operations, net of tax, and share in other comprehensive income(loss) of associates and joint ventures, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive loss for the period decreased to Won 3,400 billion in 2012 from Won 3,555 billion in 2011.

2011 Compared to 2010

In 2011, our consolidated sales, which is principally derived from the sale of electric power, increased by 9.3% to Won 43,175 billion from Won 39,507 billion in 2010, reflecting primarily a 4.8% increase in the volume of electricity sold from 434,160 gigawatt hours in 2010 to 455,070 gigawatt hours in 2011 and a 4.9% increase in our overall average electricity tariff rates effective August 1, 2011 and a 4.5% increase in our overall average electricity tariff rates effective December 5, 2011. The overall increase in the volume of electricity sold was primarily attributable to a 8.1% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 232,672 gigawatt hours in 2010 to 251,491 gigawatt hours in 2011, and, to a lesser extent, a 2.1% increase in the volume of electricity sold to the commercial sector from 97,410 gigawatt hours in 2010 to 99,504 gigawatt hours in 2011, which more than offset a 0.9% decrease in the volume of electricity sold to the residential sector, including overnight power usage, from 82,890 gigawatt hours in 2010 to 82,130 gigawatt hours in 2011. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity in these sectors in Korea largely as a result of the continued export-led growth of the Korean economy, which involved an increased industrial output and greater capacity utilization in industrial plants. The increase in the volume of electricity sold to the commercial sector was primarily due to increased commercial activities in Korea, which was partially offset by weakened consumer sentiment in light of the enhanced uncertainties in the global economy. The decrease in the volume of electricity sold to the residential sector was primarily due to the unanticipated low temperatures during the summer of 2011. For a discussion of the increase in our electricity tariff rates, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.”

Our consolidated cost of sales, which is principally derived from the costs related to the purchase of fuels for generation of electricity and to a lesser extent, from the purchase of power from independent power producers and depreciation, increased by 18.1% to Won 42,725 billion in 2011 from Won 36,188 billion in 2010, primarily due to a 15.9% increase in fuel costs, a 44.2% increase in purchased power and a 10.4% increase in other cost of sales (excluding purchased power). Fuel costs increased to Won 21,455 billion in 2011 from Won 18,505 billion in 2010. The fuel costs accounted for 50.2% and 51.1% of our consolidated cost of sales in 2011 and 2010, respectively. Such increase in fuel costs was primarily due to a 17.8% increase in fuel cost for LNG, which was partially offset by a 1.4% decrease in fuel cost for oil. Fuel cost for LNG, which accounted for 43.3% of the total fuel cost in 2011, increased mainly due to a 14.1% increase in unit cost of LNG and a 3.2% increase in LNG consumption mainly due to increased energy consumption as a result of the general economic recovery and extreme weather conditions in 2011. Fuel cost for coal, which accounted for 45.0% of the total fuel cost in 2011, increased by 21.1%, mainly due to a 17.1% increase in unit cost for bituminous coal. For further information on the increase in fuel costs, see Item 4B. “Business Overview—Fuel.” Purchased power, which accounted for 17.3% and 14.2% of our cost of sales in 2011 and 2010, respectively, increased by 44.2% to Won 7,404 billion in 2011 from Won 5,133 billion in 2010, primarily due to a 37.1% increase in the volume of power purchased from independent power producers (who generate electricity primarily through LNG-fired power plants), from 38,682 gigawatt hours in 2010 to 53,024 gigawatt hours in 2011, primarily to compensate for the shortfall in the supply of electricity due to the higher than anticipated rise in demand for electricity in 2011. Depreciation expense increased by 3.0% to Won 6,733 billion in 2011 from Won 6,540 billion in 2010 primarily due to the increase of additional property, plant and equipment related to the construction of new generation facilities pursuant to our capital investment program. Maintenance costs increased by 6.0% to Won 1,416 billion in 2011 from Won 1,335 billion in 2010 primarily due to an increase in new construction projects and maintenance on KHNP’s Wolsong-1 unit. Other remaining items of our cost of sales increased significantly to Won 5,717 billion in 2011 from Won 4,675 billion in 2010 primarily due to an increase in costs related to the disposal of nuclear waste.

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

Our consolidated other operating expense decreased by 3.5% to Won 451 billion in 2011 from Won 467 billion in 2010, mainly as a result of the increase in contributions related to renewable energy initiatives.

Our consolidated net other income increased by 40.2% to Won 166 billion from Won 118 billion in 2010, primarily as a result of the increase in gains on foreign currency transactions due to increased volatility in foreign exchange rates in 2011.

As a cumulative result of the foregoing factors, we recorded consolidated operating loss of Won 685 billion in 2011 compared to consolidated operating income of Won 2,260 billion in 2010. We recorded operating loss margin of 1.6% in 2011 compared to operating profit margin of 5.7% in 2010, largely due to a 15.9% increase in fuel costs and a 44.2% increase in purchased power which more than offset the 10.0% increase in our revenue from the sale of electricity.

Our consolidated net financial expense decreased by 2.8% to Won 1,911 billion in 2011 from Won 1,967 billion in 2010, primarily as a result of the increase in gains on valuation of derivatives related to the overall appreciation of Won against the U.S. dollar.

Our consolidated profits of affiliates or joint ventures using equity method increased by 60.6% to Won 123 billion in 2011 from Won 77 billion in 2010, primarily as a result of an increase in profits from our overseas subsidiaries and affiliates primarily as a result of the expansion of our overseas business.

As a cumulative result of the foregoing factors, we recorded consolidated loss before income taxes of Won 2,473 billion in 2011 compared to consolidated income before income taxes of Won 370 billion in 2010. Our consolidated income tax expenses increased by 86.9% to Won 820 billion in 2011 from Won 439 billion in 2010, primarily due to a one-time write-off in 2011 of deferred tax assets in relation to net loss from the previous year due to the low probability of recovery as well as an increase in the statutory income tax rate from 22.0% to 24.2% in 2011.

As a cumulative result of the above factors, our consolidated loss for the year increased substantially to Won 3,293 billion in 2011 from Won 69 billion in 2010, and our consolidated net loss margin substantially increased to 7.6% in 2011 from 0.2% in 2010. We also recorded net loss attributable to our shareholders of Won 3,370 billion in 2011, compared to net loss of Won 120 billion attributable to our shareholders in 2010.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and non-nuclear power generation, and all other. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by KEPCO’s one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all other.” The all other segment consists primarily of operations related to the engineering and maintenance of generation plants, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2010, 2011 and 2012, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.2%, 2.4% and 2.5% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations.

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

Our total capital expenditures (including capitalized interest) for the construction of generation, transmission and distribution facilities were Won 11,414 billion, Won 11,984 billion and Won 13,215 billion in 2010, 2011 and 2012, respectively, and under our current budgets, are estimated to be approximately Won 19,714 billion, Won 20,376 billion and Won 18,651 billion in 2013, 2014 and 2015, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

In addition, in order to deal with the long-term shortage of fuel and other resources and also to comply with various environmental standards, in April 2010 the Government announced a plan to adopt the Renewable

Portfolio Standard (“RPS”) policy, under which each of our generation subsidiaries was required to supply 2.0% of the total electricity generated from it in the form of renewable energy by 2012 and 10% of the total electricity generated by 2022, with fines being levied on any unit failing to do so in the prescribed timeline. Satisfaction of the supply target for 2012 by our generation subsidiaries is currently under evaluation, and our generation subsidiaries found to have failed to satisfy the supply target may become subject to fine or other penalty although we are currently unable to predict the type or amount of fine or other penalty that will be imposed. The current budgeted amount of capital expenditure for implementation of the RPS as currently planned for the period from 2012 to 2022 is approximately Won 45 trillion. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff at a level sufficient to fully cover such additional capital expenditures or at all. See Item 4B. “Business Overview—Renewable Energy” for a further description of the Renewable Portfolio Standard and our related past capital expenditures.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2010, 2011 and 2012, fuel costs accounted for 46.8%, 49.7% and 48.5% of our sales and 51.1%, 50.2% and 49.2% of our cost of sales, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as was the case in recent years, we may also rely on borrowings and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding debt of us and our six wholly-owned generation subsidiaries as of December 31, 2012 for each year from 2013 to 2017 and thereafter. As of December 31, 2012, such debt represented 98.1% of our outstanding debt on a consolidated basis (including the current portion but excluding issue discounts and premium).

Year ended December 31	Local currency borrowings	Foreign currency borrowings	Domestic Debentures	Foreign debentures	Exchangeable bonds	Total
	(in millions of Won)
2013	1,736,427	442,180	3,980,000	1,500,331	—	7,658,938
2014	532,782	321,330	4,250,000	2,089,237	—	7,193,349
2015	423,320	—	4,400,000	1,553,451	—	6,376,771
2016	354,047	—	4,680,000	696,291	—	5,730,338
2017	860,835	—	4,180,000	1,392,430	—	6,433,265
Thereafter	1,203,950	9,409	15,190,000	2,513,573	—	18,916,932

Total	5,111,361	772,919	36,680,000	9,745,313	—	52,309,593

We have incurred interest charges (including capitalized interest) of Won 2,482 billion, Won 2,697 billion and Won 2,946 billion in 2010, 2011 and 2012, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rate of interest on our debt was 5.16%, 4.91% and 4.65% in 2010, 2011 and 2012, respectively.

We plan to finance our relocation costs primarily through net cash flows from our operating and investing activities, as well as borrowings from financial institutions and issuance of securities in the capital markets, among others.

Relocation Expenses

In June 2005, the Government announced its policy to relocate the headquarters of government-invested enterprises, including us and certain of our subsidiaries including six generation subsidiaries, from the Seoul metropolitan area to other provinces in Korea. Pursuant to this policy, our headquarters are scheduled to be relocated to Naju in Jeolla Province, which is approximately 300 kilometers south of Seoul. Although the relocation was initially scheduled to occur by the end of 2012, due to construction delays, we currently expect that the relocation will occur by the end of 2014. In addition, the headquarters of certain of our subsidiaries are scheduled to be relocated to various other cities in Korea. Under the current relocation plan as approved by the Government in 2007 and in accordance with the relevant statute and related guidelines, the total relocation cost for us and our generation subsidiaries is estimated to be Won 1,497 billion, which will be paid out over the construction period. Under a special act enacted for this purpose, we are required to sell the property in our current headquarters within one year after the relocation.

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

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities was Won 6,740 billion, Won 4,145 billion and Won 3,917 billion in 2010, 2011 and 2012, respectively. Total long-term debt (including the current portion but excluding issue discounts and premium) as of December 31, 2012 was Won 52,649 billion, of which Won 41,358 billion was denominated in Won and an equivalent of Won 11,291 billion was denominated in foreign currencies, primarily U.S. dollars. In addition, in anticipation of potential liquidity shortage, we maintain several credit facilities with domestic financial institutions amounting to Won 3,816 billion and US$2,185 million, the full amount of which was available as of December 31, 2012. In addition, we, KHNP and KOWEPO also maintain U.S. dollar-denominated global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$5.8 billion remains currently available for future drawdown.

As of December 31, 2010, 2011 and 2012, our long-term debt, excluding the current portion thereof, as a percentage of shareholders’ equity was 57.3%, 72.9% and 89.1%, respectively. As of December 31, 2010, 2011 and 2012, the current portion of our long-term debt was Won 6,311 billion, Won 5,832 billion and Won 7,005 billion, respectively. As of December 31, 2010, 2011 and 2012, our short-term borrowings amounted to Won 458 billion, Won 1,174 billion and Won 689 billion, respectively. See Note 23 of the notes to our consolidated financial statements.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a substantial portion of our long-term debt was raised through foreign currency borrowings. However, in order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have reduced the proportion of our debt which is denominated in foreign currencies and plan to adjust the proportion of foreign currency debt in order to optimize our foreign currency exposure in light of, among others, the fluctuations in the value of Won, the cost of funding by each currency and the maturity of fund available in each market. Our foreign currency-denominated long-term debt (including the current portion but excluding issue discounts and premium) increased from Won 10,462 billion as of December 31, 2011 to Won 11,291 billion as of December 31, 2012 before accounting for swap transactions.

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

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Finance Corporation Act, through Korea Finance Corporation, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. Even if we are able to conduct equity financing with the participation of the Government, prevailing market conditions may be such that we may not be able conduct equity financing on terms that are commercially acceptable to us. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy.”

Our total shareholders’ equity decreased from Won 53,804 billion as of December 31, 2011 to Won 51,064 billion as of December 31, 2012.

Liquidity

Our liquidity is substantially affected by our construction expenditures and fuel purchases. Construction in progress increased slightly from Won 19,912 billion as of December 31, 2011 to Won 21,184 billion as of December 31, 2012. Fuel costs represented 49.7% and 48.5% of our sales in 2011 and 2012, respectively.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with a working capital deficit, and we may have substantial working capital deficit in the future. As of December 31, 2010, 2011 and 2012, we had a working capital deficit of Won 916 billion, Won 3,974 billion and Won 4,884 billion, respectively. We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of significant depreciation of Korean Won against major foreign currencies over a short period of time. While substantially all of our revenues are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments in foreign currencies. As of December 31, 2012, approximately 21.4% of our long-term debt (including the current portion but excluding issue discount and premium) before accounting for swap transactions, was denominated in currencies other than Won.

We enter into currency swaps and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 11 of the notes to our consolidated financial statements.

We did not pay any dividends in 2011 and 2012, and we currently have no plans to pay dividends in 2013 as we recorded net losses in 2012.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4B. “Business Overview—Regulation.”

Item 5C. Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development program is focused on developing advanced electric power and renewable energy technology that will enable us to become a global leader in the energy industry. In order to achieve our corporate vision of becoming a “Global Top Green & Smart Energy Pioneer”, in 2012 we adopted the KEPCO Technology Strategy as part of our 2020 Mid- and Long-Term Strategic Management Plan. As part of such strategy, we seek to develop clean and smart energy technology, including in relation to low carbon emission in power generation, an efficient power transmission and distribution grid, and construction and operation of high value-added power plants.

In 2013, consistent with the Government guidelines, we plan to invest approximately 0.6% of our annual revenue in the research and development of green and smart technologies such as wind power, integrated gasification combined cycle for synthetic natural gas production, carbon capture and storage, solar power generation, bio-energy, geothermal energy, smart grid, micro grid, energy storage system, high voltage direct currents, super conductor, rehabilitation, operation and maintenance, management (“ROMM”), smart plant, development of natural resources and water desalination.

Our high-priority “green and smart energy” projects currently include the following:

•	acquiring integrated gasified process technology;

•	establishing high-tech smart grid and micro grid test beds in Jeju Island;

•	developing highly efficient absorbents for carbon capture;

•	commercializing offshore wind power plants; and

•	obtaining high voltage direct currents technology suitable for domestic operation.

Our research and development activities also focus on the following:

•

In the thermal power generation sector, enhancing efficiency and reducing cost in power plant construction and operation as well as in our plant maintenance, including through improvements in damage analysis and environmental-friendly inspections;

•	In the renewable energy sector, enhancing efficiency, lowering costs of power generation, identifying new energy sources and exploring new business opportunities; and

•

In the electric power system sector, enhancing the stability and reliability in the operation of our electric power grid as well as enhancing efficiency in electricity distribution, including through introducing preventive maintenance measures for substations and developing technologies related to system automation, power utilization and power line communication.

In addition, we cooperate closely with several other electric utility companies and research institutes, both foreign and domestic, on various projects to diversify the scope and scale of our research and development activities.

We invested approximately Won 327 billion in 2012 and currently plan to invest Won 491 billion in 2013 on research and development. We had approximately 1,087 employees engaged in research and development activities as of December 31, 2012. As a result of our research, 7,620 patent applications were submitted in Korea and abroad and 3,944 applications have been approved as of December 31, 2012. In addition, we plan to establish a management infrastructure that will facilitate the development of high value-added intellectual properties. We also seek opportunities to market our technologies overseas.

Item 5D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5A. “Operating Results” and Item 5B. “Liquidity and Capital Resources.”

Item 5E. Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of December 31, 2012.

Item 5F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of the contractual obligations of KEPCO and its six wholly-owned generation subsidiaries as of December 31, 2012 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		2–3 years		4–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	￦	51,620	￦	6,970	￦	13,570	￦	12,163	￦	18,917
Interest payments on long-term debt(3)		11,941		2,161		3,457		1,892		4,431
Short-term borrowings		689		689		—		—		—
Plant construction(4)		44,557		10,501		18,472		15,584		—

Total	￦	108,807	￦	20,321	￦	35,499	￦	29,639	￦	23,348

Notes:

(1)	We have several contractual obligations other than those mentioned below, including finance lease agreements. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2012 were immaterial.
(2)	Includes the current portion but excludes issue discounts and premium.
(3)	A portion of our long-term debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2012 for the variable rate of interest in calculating the interest payments on long-term debt for the periods indicated.

(4)	Based on budgeted amounts, as of December 31, 2012, of capital expenditure for the construction of generation facilities through 2017. The budgeted amounts may differ from the actual amounts of expenditure.

For a description of our commercial commitments and contingent liabilities, see Note 48 of the notes to our consolidated financial statements.

We entered into a power purchasing agreement with GS EPS Co., Ltd. and other independent power producers, under which we are required to annually purchase a minimum amount of power from these companies. Power we purchased from these companies amounted to Won 1,939 billion, Won 2,291 billion and Won 3,020 billion for the years ended December 31, 2010, 2011 and 2012, respectively.

We have entered into contracts with domestic and foreign suppliers (including Korea Gas Corporation, a related party) to purchase bituminous coal, anthracite coal and LNG. These contracts generally have terms of three months to one year and are periodically adjusted to prevailing market prices. Under most of the coal purchase contracts, we are required to purchase an annual quantity of coal. We have also entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others.

We import all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 47 of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, which took effect on March 13, 2009, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2012 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$, GBR, INR, SAR, BTN and EUR)
Payment of import letter of credits	Shinhan Bank and others	KRW	32,133
	Kookmin Bank and others	USD	1,599,013
	Korea Exchange Bank	GBP	61,169
	Korea Exchange Bank	EUR	60,000
Inclusive credits	Korea Exchange Bank	KRW	1,081,000
	Korea Exchange Bank	USD	100,500
	HSBC and others	USD	525,000
Performance guarantees on guarantees	Seoul Guarantee Insurance and others	KRW	89,333
	Standard Chartered Bank	BTN	11,501
	HSBC and others	INR	480,776
	SABB	SAR	100,000
	Standard Chartered Bank and others	USD	730,357
Guarantees for bid	SMBC and others	USD	13,216
	Gulf International Bank	SAR	75,000
	Export-import Bank of Korea and others	EUR	450
Warranty bond and others	Shinhan Bank	EUR	5,438
	HSBC	INR	139,690
	Standard Chartered Bank and others	USD	13,754
Other guarantees	Korea Exchange Bank and others	KRW	9,456
	Shinhan Bank and others	USD	6,500
	HSBC	INR	1,020

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of US$)
Overdraft	Nonghyup Bank and others	Won	1,595,000
Commercial paper	Korea Exchange Bank and others	Won	1,709,000
Limit amount available for card	Hana Bank and others	Won	71,500
Loan limit	Korea Exchange Bank and others	Won	440,148
	Korea Exchange Bank and others	USD	2,185,159
Repayment guarantees for foreign currency debentures	Korea Development Bank	USD	567,659

We have entered into contracts with several companies in the aggregate amount of Won 28,719 billion as of December 31, 2012 for construction of power plant facilities and facility maintenance.

We have provided a debt guarantee of US$58 million to Sumitomo Mitsui Banking Corporation and other financial institutions in relation to the UAE Shuweihat S3 project.

We also provided a performance guarantee to Kookmin bank related to a construction contract. Such guarantees are not recognized as a provision for financial guarantee because these guarantees do not meet the definition of a financial guarantee contract under IFRS.

We have provided as collateral shares of Hyundai Energy Co., Ltd. in the amount of Won 390 billion, in addition to a performance guarantee and funding for a redemption obligation of Won 60 billion, in relation to

Hyundai Energy Co., Ltd.’s indebtedness of Won 450 billion from Korea Development Bank in connection with its community energy business in Yeosu city. In relation to such guarantees, NH POWER 2nd Co., Ltd. and Daewoo Securities Co., Ltd. have agreed to purchase shares of Hyundai Energy Co., Ltd. owned by Yeochun TPL Co., Ltd. We also have been granted preferential rights to purchase the shares of the investors in the project in lieu of our investment guarantee.

We have provided warrants with regards to shares of RES Technology AD and ASM-BG Investicii AD, in connection with their indebtedness of EUR 59,243 thousand and EUR 59,469 thousand, respectively, from Korea Development Bank, in connection with their solar business in Bulgaria.

We have provided the following guarantees for our affiliates and joint ventures as of December 31, 2012:

Primary guarantor (providing company)	Secondary guarantor (provided company)	Type of guarantees	Foreign Currency	Credit limit	Guarantee (final provided company)
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	17,944	ADWEA
Korea Electric Power Corporation	Shuweihat Asia O&M Co.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KEPCO SPC Power Co.	Debt guarantees	USD	186,897	SMBC, ADB, Export-import Bank of Korea
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	100,000	Saudi Electricity Company (SEC)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	100,000	Hana Bank, Korea Exchange Bank
Korea Midland Power Co., Ltd.	Commerce and industry energy Co., Ltd.	Collateralized money invested	KRW	8,500	Hana Bank and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar power Co., Ltd.	Collateralized money invested	KRW	61,880	KT Capital Ltd., Co.
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank, Kyobo Life Insurance Co., Ltd.
Korea Southern Power Co., Ltd.	Daeryun Power co., Ltd.	Collateralized money invested	KRW	25,477	Korea development bank and others
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank, Woori Bank
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	38,135	Hana Bank and others
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	5,725	Korea industrial bank

Other than as described in this report and also in Notes 45 and 47 of the notes to our consolidated financial statements, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2012.

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

Our president is appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Our controller & auditor general is appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors (other than our president and controller & auditor general) are appointed by our president with the approval at the general meeting of our shareholders.

On January 24, 2011, the Ministry of Trade, Industry and Energy changed the designation of our generation subsidiaries from “other public institutions” to “market-oriented public enterprise”. As “other public institutions” under the provisions of the Public Agencies Management Act, our generation subsidiaries were not subject to the same regulations applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as market-oriented public enterprises, our generation subsidiaries are currently subject to the same corporate governance rules applicable to us. All of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 and are currently generally subject to the same system of regulations applicable to us.

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

Attendance by a majority of the board members constitutes a voting quorum for our board meetings, and resolutions can be passed by a majority of the board members. In the event the president acts in violation of law or the Articles of Incorporation, is negligent in his duties, or otherwise is deemed to be significantly impeded in performing his official duties as chief executive officer, the board of directors may by resolution request the minister of the Ministry of Trade, Industry and Energy to dismiss or recommend the dismissal of the president.

Non-standing directors may request any information necessary to fulfill their duties from the chief executive officer, and except in special circumstances, the chief executive officer must comply with such request.

The names, titles and outside occupations, if any, of the directors as of March 15, 2013 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Cho, Hwan-Eik	(63)	President, Chief Executive Officer and Standing Director	None	December 17, 2012
Han, Dae-Soo	(68)	Standing Director and Controller & Auditor General	None	January 24, 2011
Cho, In-Kook	(58)	Standing Director and Executive Vice President of Domestic Operations	None	March 11, 2011
Byun, Jun-Yeon	(58)	Standing Director and Executive Vice President of Overseas Operations & Chief Nuclear Officer	None	April 22, 2011
Kim, Jong-Ho	(58)	Standing Director and Executive Vice President & Chief Human Resources Officer	None	March 11, 2011
Kim, Chong-Young	(58)	Standing Director and Executive Vice President & Chief Technology Officer	None	March 11, 2011
Koo, Bon-Woo	(57)	Standing Director and Executive Vice President & Chief Operating Officer	None	February 20, 2012
Lee, Tae-Sik	(67)	Non-Standing Director	Advisor, SK Energy Co., Ltd.	June 8, 2011
Shin, Il-Soon	(65)	Non-Standing Director	Policy advisor of Grand National Party	April 11, 2011
Kim, Kyung-Min	(58)	Non-Standing Director and member of the Audit Committee	Professor, Department of Political Science and Diplomacy, Hanyang University	June 8, 2011
Chung, Hae-Joo	(70)	Non-Standing Director	Chairman of the Board, Korea Testing & Research Institute	June 30, 2011
Nam, Dong-Kyoon	(60)	Non-Standing Director and member of the Audit Committee		October 24, 2011
Kim, Jung-Hyun	(57)	Non-Standing Director	Professor, Yonsei University	June 13, 2012
Yim, Chu-Hwan	(64)	Non-Standing Director	Visiting Professor, Korea University	October 19, 2012

Cho, Hwan-Eik has been our President, Chief Executive Officer and Standing Director since December 17, 2012. Prior to his current position, he served as Chair-professor of Hanyang University, President of the Korea Trade-Investment Promotion Agency, CEO of Korea Export Insurance Corporation and Vice Minister of the Ministry of Commerce. Mr. Cho received a Ph.D. in business administration from Hanyang University.

Han, Dae-Soo has been our Standing Director and Controller & Auditor General since January 24, 2011. Prior to his current position, he served as Second Deputy Secretary-General of the Grand National Party, the current ruling political party in Korea. Mr. Han received an M.A. in public administration from Yonsei University.

Cho, In-Kook has been our Standing Director since March 11, 2011. Mr. Cho also currently serves as our Executive Vice President of Domestic Operations and previously served as our Executive Vice President and Chief Strategy Officer. Mr. Cho received a B.A. in economics from Hanyang University.

Byun, Jun-Yeon has been our Standing Director since April 22, 2011. Mr. Byun also currently serves as our Executive Vice President of Overseas Operations and Chief Nuclear Officer and previously served as our Executive Vice President and Chief Global Business Officer. Mr. Byun received a B.S. in electrical engineering from Korea University.

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

Chung, Hae-Joo has been our Non-Standing Director since June 30, 2011. Mr. Chung is currently the chairman of the board of Korea Testing & Research Institute. Mr. Chung received a B.A. in law from Seoul National University and completed a public policy course at Seoul National University Graduate School of Public Administration.

Nam, Dong-Kyoon has been our Non-Standing Director since October 24, 2011. Mr. Nam previously served as the Vice Mayor for Political Affairs, Daegu Metropolitan City. Mr. Nam received an M.A. in economics from Vanderbilt University.

Kim, Jung-Hyun has been our Non-Standing Director since June 13, 2012. Mr. Kim previously served as a professor of chemical and biomolecular engineering in Yonsei University. Mr. Kim received a M.A in chemical and biomolecular engineering from Yonsei University and a Ph.D in polymer engineering from Lehigh University.

Yim, Chu-Hwan has been our Non-Standing Director since October 19, 2012. Mr. Yim previously served as a visiting professor of electronics and information engineering in Korea University. Mr. Yim received a M.A in industrial education from Seoul National University and a Ph.D in telecommunication system from Braunschweig University.

The business address of our directors is 167 Samseong-Dong, Gangnam-Gu, Seoul, Korea.

Audit Committee

Under the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the pre-existing board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Public Agencies Management Act, the Korean Commercial Code and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be the non-standing directors. The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

Our audit committee currently consists of Han, Dae Soo, a standing director, and Kim, Kyung-Min and Nam, Dong-Kyoon, both non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Code and the New York Stock Exchange listing standards.

Item 6B. Compensation

In 2012, the aggregate amount of remuneration paid and accrued to our directors and executive officers in the aggregate was Won 1,180 million. The aggregate amount accrued in 2012 to provide retirement and severance benefits for our directors and executive officers was Won 11 million.

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

Item 6D. Employees

As of December 31, 2012, we and our generation subsidiaries had a total of 38,562 regular employees and 297 non-regular employees, almost all of whom are employed within Korea. Approximately 11.6% of our regular employees (including employees of our generation subsidiaries) are located at our head office in Seoul.

The following table sets forth the number of and other information relating to our employees, not including directors or senior management, as of December 31, 2012.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,410	827	231	281	237	260	245	6,491
Engineers	9,186	7,417	1,527	1,697	1,465	1,533	1,720	24,545
Others	5,682	1,087	185	196	138	142	96	7,526

Total	19,278	9,331	1,943	2,174	1,840	1,935	2,061	38,562

Head Office Employees	1,675	1,351	327	216	295	306	311	4,481
% of total	8.7%	14.5%	16.8%	9.9%	16.0%	15.8%	15.1%	11.6%
Members of Labor Union	14,545	5,440	1,284	1,424	1,144	1,269	1,280	26,386
% of total	75.4%	58.3%	66.1%	65.5%	62.2%	65.6%	62.1%	68.4%

We and each of our generation subsidiaries have separate labor unions. Approximately 68.4% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee, which is composed of eight representatives of management and eight representatives of labor, is required to be, and has been, established at the holding company and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 7A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2012, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	135,917,118	21.17
	Korea Finance Corporation(2)	192,159,940	29.94
	Subtotal	328,077,058	51.11
	National Pension Corporation	22,972,988	3.58
	KEPCO (held in the form of treasury stock)	18,929,995	2.95
	Korea Resolution & Collection Corporation(3)	8,710,933	1.36
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	161,715,208	25.18
	Common shares	122,074,158	19.01
	American depositary shares	39,641,050	6.17

	Public (Koreans)	101,557,895	15.82

	Total	641,964,077	100.00

Notes:

(1)	Percentages are based on issued shares of common stock (including treasury stock).
(2)	Korea Finance Corporation is a Government-controlled entity.
(3)	Korea Resolution & Collection Corporation is a wholly owned subsidiary of Korea Deposit Insurance Corporation that specializes in the resolution, management and collection of debts and assets originated from troubled financial institutions.

All of our shareholders have equal voting rights. See Item 10B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Voting Rights.”

Item 7B. Related Party Transactions

We are engaged in a variety of transactions with our affiliates. We have related party transactions with Government-controlled entities such as Korea Gas Corporation, our consolidated subsidiaries and our equity investees. In addition, we engage in related party transactions with Korea Finance Corporation, one of our major shareholders. See Note 45 of the Notes to our consolidated financial statements included in this report for a description of transaction and balances with our related parties.

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd., and long-term borrowings from Korea Finance Corporation. In 2010, 2011 and 2012, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 6,930 billion, Won 9,377 billion and Won 11,506 billion, respectively. As of December 31, 2012, we had long-term borrowings from Korea Finance Corporation in the aggregate amount of Won 2,448 billion.

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

For a further description of our transactions with our affiliates, see Note 45 of the Notes to our consolidated financial statements included in this report.

Item 7C. Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

We prepare our consolidated financial statements in compliance with requirements under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2012, we, including our generation subsidiaries, were engaged in 559 lawsuits as the defendant and 107 lawsuits as the plaintiff. As of the same date, the total amount of damages claimed against us was Won 390.9 billion, for which we have made a reserve of Won 26.7 billion as of December 31, 2012, and the total amount claimed by us was Won 74.2 billion as of December 31, 2012. While the outcome of these lawsuits cannot presently be determined, our management believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2012, the date we last closed our shareholders’ registry, 79,282,100 ADSs representing 6.17% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2008.

	Price
Period	High	Low
	(In Won)
2008
First Quarter	39,500	28,200
Second Quarter	34,150	30,200
Third Quarter	42,300	37,500
Fourth Quarter	32,950	21,000
2009
First Quarter	32,500	23,000
Second Quarter	30,600	25,700
Third Quarter	35,800	28,000
Fourth Quarter	35,700	31,550
2010
First Quarter	41,600	33,800
Second Quarter	36,600	30,700
Third Quarter	33,600	28,800
Fourth Quarter	32,700	27,700

	Price
Period	High	Low
	(In Won)
2011
First Quarter	30,050	25,800
Second Quarter	30,000	25,600
Third Quarter	28,400	20,450
Fourth Quarter	27,150	20,650
2012
First Quarter	27,900	22,250
Second Quarter	25,850	21,450
Third Quarter	27,900	23,750
Fourth Quarter	30,450	26,200
2013
First Quarter (through April 5)
January	34,850	30,800
February	33,600	30,550
March	33,200	29,000
April (through April 5)	31,500	30,750

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since 2008. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2008
First Quarter	20.66	13.99
Second Quarter	16.83	14.40
Third Quarter	16.32	12.08
Fourth Quarter	12.50	7.23
2009
First Quarter	12.38	6.90
Second Quarter	12.37	9.34
Third Quarter	15.24	10.99
Fourth Quarter	15.25	13.52
2010
First Quarter	17.89	14.86
Second Quarter	16.55	12.70
Third Quarter	14.19	12.28
Fourth Quarter	14.54	11.91
2011
First Quarter	13.48	11.39
Second Quarter	13.74	11.86
Third Quarter	13.35	8.50
Fourth Quarter	11.55	8.25
2012
First Quarter	12.45	9.73
Second Quarter	11.18	9.36
Third Quarter	12.42	10.37
Fourth Quarter	13.97	11.65

	Price
Period	High	Low
	(In US$)
2013
First Quarter (through April 5)
January	16.35	14.34
February	15.35	14.14
March	15.19	13.04
April (through April 5)	13.86	13.51

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

As of March 31, 2013 the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,161,664 billion. The average daily trading volume of equity securities for 2012 was approximately 343 million shares with an average transaction value of Won 3,831 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2008	1,853.5	1,888.9	938.8	1,124.5
2009	1,157.4	1,718.9	1,018.8	1,682.8
2010	1,696.1	2,043.5	1,552.8	2,043.5
2011	2,070.1	2,228.9	1,706.2	1,825.7
2012	1,826.4	2,049.3	1,769.3	1,982.3
2013 (through April 5)	2,031.1	2,031.1	1,927.2	1,927.2

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
less than 5,000	￦	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2008, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the last day for each period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	Thousands of U.S. dollars)(1)
2008	765	576,927,703	458,789,426	355,205	5,189,644	4,126,953
2009	770	887,935,183	760,478,917	485,657	5,795,552	4,963,645
2010	777	1,141,885,458	1,002,621,352	380,859	5,619,768	4,934,382
2011	791	1,041,999,162	903,493,594	353,759	6,883,146	5,950,877
2012	784	1,154,294,166	1,077,672	486,480	4,823,643	4,503,448
2013 (as of March 31)	778	1,161,664,022	1,044,568	342,831	3,830,684	3,444,550

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul, as the case may be, at the end of the periods indicated.

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

ITEM 10. ADDITIONAL INFORMATION

Item 10A. Share Capital

Not Applicable

Item 10B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code, the Public Agencies Management Act and certain related laws of Korea. In April 2012 we amended our Articles of Incorporation to reflect the amendments to the KEPCO Act, the Korean Commercial Code and the Public Agencies Management Act.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2012, the last day on which the shareholder registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. As of December 31, 2012, we held 18,929,995 shares of our common stock as treasury stock. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings.” Pursuant to the Korean Commercial Code, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Code, a cumulative vote can be requested by the shareholders of a corporation representing at least 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least six weeks in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the Articles of Incorporation expressly prohibit cumulative voting. Our current Articles of Incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-

voting preferred shares as provided in our Articles of Incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our Articles of Incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

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

Under our Articles of Incorporation, an approval by the Ministry of Trade, Industry and Energy is required in order to amend the Articles of Incorporation. Any change to our authorized share capital requires an amendment to our Articles of Incorporation.

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

Under our Articles of Incorporation, we may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of Won 2,000 billion and Won 1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed Won 2,000 billion.

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

Restrictions Applicable to Common Stock

Under the Foreign Exchange Transaction Laws and the Regulations on Financial Investment Business (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Exchange only through the Korea Exchange except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares by a foreign company as a result of a merger, (3) acquisition or disposal of shares in connection with a tender offer, (4) acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company, such shares being “Converted Shares,” (5) acquisition of shares through exercise of rights under securities issued outside of Korea, (6) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends), (7) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded, (8) acquisition of shares by direct investment under the Foreign Investment Promotion Law, (9) acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and such overseas stock exchange, and (10) arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person. For over-the-counter transactions of shares listed on the Korea Exchange outside the Korea Exchange between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners exists and has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares listed on the Korea Exchange outside the Korea Exchange must involve a financial investment company with a dealing license in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

The Investment Rules require a foreign investor who wishes to invest in or dispose of shares on the Korea Exchange (including Converted Shares) to register his/her identity with the Financial Supervisory Service prior to making any such investment or disposal unless he/she had previously registered. However, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling them within three months from the date they were acquired. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Financial Services and Capital Markets Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

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

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office, principal place of business or place of effective management in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Registered Debt Securities

Taxation of Interest

Pursuant to the Special Tax Treatment Control Law (“STTCL”), when we make payments of interest to you on the Registered Debt Securities, no amount will be withheld from such payments for, or on account of, any income taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein, provided that Registered Debt Securities are deemed to be foreign currency denominated bonds issued outside of Korea for the purpose of the STTCL.

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

Furthermore, the Korean tax laws require the beneficial owner to submit an application for entitlement to a preferential tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Subject to certain exceptions, the Korean tax laws also require an overseas investment vehicles (which is defined as an organization established in a foreign jurisdiction that manages funds collected through investment solicitation by way of acquiring, disposing or otherwise investing in proprietary targets and then distributes the outcome of such management to investors) to obtain the application for entitlement to a preferential tax rate from the beneficial owners and submit a report of overseas investment vehicle to the withholding obligor, together with a detailed statement on the beneficial owner of the income.

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-

resident sells Registered Debt Securities to another non-resident who has permanent establishments in Korea, if any). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance of foreign currency denominated bonds under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 22.0% (including local income surtax) of the net gain or 11.0% (including local income surtax) of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

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

Taxation of Capital Gains

As a general rule, capital gains earned by non-residents upon the transfer of the common shares or ADSs would be subject to Korean income tax at a rate equal to the lesser of (i) 11.0% (including local income surtax) of the gross proceeds realized or (ii) 22.0% (including local income surtax) of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such common shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. Please see the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing income tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempted from Korean income taxation provided that ADSs are deemed to have been issued overseas under the STTCL, but (ii) if and when an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption described in (i) is not applicable.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through an investment dealer or investment broker under the Financial Investment Services and Capital Markets Act, an investment dealer or investment broker is required to withhold Korean tax from the sales price in an amount equal to 11.0% (including local income surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs.

However, if you transfer the ADSs following an exchange of the underlying shares of stock owned by you for ADSs, you are obligated to file an income tax return and pay tax on gain realized from such transfer unless a purchaser or an investment dealer or investment broker, as the case may be, withholds and remits the tax on capital gains derived from transfer of ADSs, as discussed above. Further, if you transfer the shares of common stock outside of Korea (excluding a transfer on a foreign exchange) to non-residents or foreign companies without having permanent establishments in Korea, you are obligated to file an income tax return and pay income tax on capital gain realized from such transfer unless exempt under an applicable tax treaty or domestic law. If a purchaser or an investment dealer or investment broker, as the case may be, withhold and remits the tax on capital gains derived from transfer of shares of common stock or ADSs, your obligation to file an income tax return and pay income tax will be exempt.

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

Furthermore, the Korean tax laws require the beneficial owner to submit an application for entitlement to a preferential tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Subject to certain exceptions, the Korean tax laws also require an overseas investment vehicles (which is defined as an organization established in a foreign jurisdiction that manages funds collected through investment solicitation by way of acquiring, disposing or otherwise investing in proprietary targets and then distributes the outcome of such management to investors) to obtain the application for entitlement to a preferential tax rate from the beneficial owners and submit a report of overseas investment vehicle to the withholding obligor, together with a detailed statement on the beneficial owner of the income.

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

Under the Securities Transaction Tax Law, depositary receipts (such as ADSs) constitute share certificates subject to the securities transaction tax. However, a transfer of depositary receipts listed on the New York Stock

Exchange, NASDAQ National Market or other qualified foreign exchanges will be exempt from the securities transaction tax although depositary receipts, including ADSs, constitute share certificates subject to the securities transaction tax.

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

With respect to non-corporate U.S. Persons, certain dividends paid by a qualified foreign corporation and received by such holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the Treaty, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the United States-Korean income tax treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Shares of our common stock will generally not be considered readily tradable for these purposes. However, United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Persons that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

Item 10I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign-currency denominated liabilities. As of December 31, 2012, approximately 21.4% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in foreign currencies, principally in the U.S. dollar. However, substantially all of our revenues are denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign-currency denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies and the proportion of its foreign currency debt which is denominated in U.S. dollars.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2012, fuel costs represented 48.5% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2012, for electricity generation, uranium accounted for 33.6% of our fuel requirements, coal accounted for 44.2%, LNG accounted for 17.6% and oil accounted for 3.5%. In 2011, measured on the same basis, uranium accounted for 34.9% of our fuel requirements, coal accounted for 45.0%, LNG accounted for 16.7% and oil accounted for 2.4%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3D. “Risk Factors” and Item 5B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2012 are as follows:

	Counterparty	Contract year	Settlement year	Contract amounts		Contract interest rate		Contract exchange rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Barclays	2008	2013	KRW 187,020	USD 200,000	7.50%	7.75%	935.10
	Credit Suisse	2008	2013	KRW 140,265	USD 150,000	6.94%	7.75%	935.10
	Shinhan Bank	2010	2014	KRW 84,615	USD 75,000	6.83%	5.50%	1,128.20
	RBS	2010	2014	KRW 141,125	USD 125,000	6.78%	5.50%	1,129.00
	Morgan Stanley	2010	2014	KRW 112,320	USD 100,000	6.71%	5.50%	1,123.20
	HSBC	2010	2014	KRW 112,320	USD 100,000	6.71%	5.50%	1,123.20
	BOA	2010	2015	KRW 110,310	USD 100,000	6.93%	5.50%	1,103.10
	UBS	2010	2015	KRW 220,356	USD 200,000	3.90%	3.00%	1,101.78
	RBS	2010	2015	KRW 110,110	USD 100,000	3.90%	3.00%	1,101.10
	Barclays	2010	2015	KRW 108,390	USD 100,000	3.78%	3.00%	1,083.90
	Credit Suisse	2010	2015	KRW 108,390	USD 100,000	3.22%	3.00%	1,083.90
	Morgan Stanley	2010	2015	KRW 63,006	USD 60,000	4.06%	3.00%	1,050.10
	Goldman Sachs	2010	2015	KRW 156,643	USD 140,000	3.92%	3.00%	1,118.88
	Morgan Stanley	2010	2015	KRW 118,800	USD 100,000	4.61%	Libor 3M + 1.64%	1,188.00

	Counterparty	Contract year	Settlement year	Contract amounts		Contract interest rate		Contract exchange rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	M-UFJ	2010	2015	KRW 116,100	USD 100,000	4.00%	Libor 3M + 1.00%	1,161.00
	DBS	2011	2014	KRW 56,150	USD 50,000	4.21%	Libor 3M + 1.00%	1,123.00
	SMBC	2011	2014	KRW 56,150	USD 50,000	4.21%	Libor 3M + 1.00%	1,123.00
	Mizuho	2011	2014	KRW 112,800	USD 100,000	3.86%	Libor 3M + 0.80%	1,128.00
	DBS	2011	2014	KRW 109,500	USD 100,000	3.80%	Libor 3M + 0.85%	1,095.00
	Deutsche Bank	2009	2014	KRW 126,610	USD 100,000	5.39%	6.25%	1,266.10
	Nomura Securities	2009	2014	KRW 126,610	USD 100,000	5.35%	6.25%	1,266.10
	Nomura Securities	2009	2014	KRW 126,610	USD 100,000	5.33%	6.25%	1,266.10
	Morgan Stanley	2009	2014	KRW 126,610	USD 100,000	5.32%	6.25%	1,266.10
	Morgan Stanley	2010	2014	KRW 126,610	USD 100,000	5.30%	6.25%	1,266.10
	Barclays	2010	2014	KRW 126,610	USD 100,000	5.29%	6.25%	1,266.10
	CITI	2010	2014	KRW 126,610	USD 100,000	5.27%	6.25%	1,266.10
	JP Morgan	2010	2014	KRW 126,610	USD 100,000	4.93%	6.25%	1,266.10
	Deutsche Bank	2010	2014	KRW 126,610	USD 100,000	4.93%	6.25%	1,266.10
	RBS	2010	2014	KRW 126,610	USD 100,000	4.93%	6.25%	1,266.10
	DBS	2010	2013	KRW 226,900	USD 200,000	3.70%	Libor 3M + 0.25%	1,134.50
	SMBC	2010	2013	KRW 113,400	USD 100,000	3.92%	Libor 3M + 0.90%	1,134.00
	BTMU	2010	2013	KRW 56,525	USD 50,000	3.92%	Libor 3M + 0.90%	1,130.50
	Mizuho	2010	2013	KRW 56,750	USD 50,000	3.92%	Libor 3M + 0.90%	1,135.00
	CITI	2010	2015	KRW 116,080	USD 100,000	3.97%	3.13%	1,160.80
	Deutsche Bank	2010	2015	KRW 116,080	USD 100,000	3.98%	3.13%	1,160.80
	RBS	2010	2015	KRW 116,080	USD 100,000	3.97%	3.13%	1,160.80
	HSBC	2010	2015	KRW 116,080	USD 100,000	3.23%	3.13%	1,160.80
	UBS	2010	2015	KRW 116,080	USD 100,000	3.23%	3.13%	1,160.80
	CITI	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	BOA	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Goldman Sachs	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	SC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
Cash flow hedge	Credit Suisse	2009	2013	KRW 194,750	USD 150,000	4.75%	5.00%	1,298.33
	CITI	2006	2016	KRW 113,200	USD 100,000	1.05%	6.00%	1,132.00
	Barclays	2006	2016	KRW 113,200	USD 100,000	1.05%	6.00%	1,132.00
	Credit Suisse	2006	2016	KRW 113,200	USD 100,000	1.05%	6.00%	1,132.00
	Goldman Sachs	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	Barclays	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	CITI	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	HSBC	2012	2014	KRW 45,264	USD 40,000	3.25%	Libor 3M +1.50%	1,131.60

	Counterparty	Contract year	Settlement year	Contract amounts		Contract interest rate		Contract exchange rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	CITI	2012	2014	KRW 33,948	USD 30,000	3.25%	Libor 3M +1.50%	1,131.60
	RBS	2012	2014	KRW 22,632	USD 20,000	3.25%	Libor 3M +1.50%	1,131.60
	UOB	2012	2014	KRW 33,948	USD 30,000	3.25%	Libor 3M +1.50%	1,131.60
	DBS	2012	2014	KRW 56,580	USD 50,000	3.20%	Libor 3M +1.50%	1,131.60
	ANZ	2012	2014	KRW 22,632	USD 20,000	3.20%	Libor 3M +1.50%	1,131.60
	CITI	2012	2014	KRW 20,369	USD 18,000	3.20%	Libor 3M +1.50%	1,131.60
	Credit Suisse	2012	2014	KRW 45,264	USD 40,000	2.77%	Libor 3M +1.50%	1,131.60
	RBS	2012	2014	KRW 58,843	USD 52,000	2.77%	Libor 3M +1.50%	1,131.60
	UBS AG	2006	2016	KRW 98,100	USD 100,000	5.48%	5.50%	981.00
	Credit Suisse	2006	2016	KRW 98,100	USD 100,000	5.48%	5.50%	981.00
	CITI	2008	2013	KRW 113,304	USD 120,000	4.96%	5.38%	944.20
	Goldman Sachs	2008	2013	KRW 113,304	USD 120,000	4.96%	5.38%	944.20
	Barclays	2008	2013	KRW 56,652	USD 60,000	4.96%	5.38%	944.20
	Barclays	2006	2016	KRW 71,888	USD 75,000	4.81%	5.50%	958.51
	Deutsche Bank	2006	2016	KRW 71,888	USD 75,000	4.81%	5.50%	958.51
	RBS	2012	2017	KRW 142,500	USD 125,000	3.83%	3.13%	1,140.00
	Barclays	2012	2017	KRW 142,500	USD 125,000	3.83%	3.13%	1,140.00
	JP Morgan	2012	2017	KRW 142,500	USD 125,000	3.83%	3.13%	1,140.00
	Morgan Stanley	2012	2017	KRW 142,500	USD 125,000	3.83%	3.13%	1,140.00
	Barclays	2004	2014	KRW 172,875	USD 150,000	5.10%	5.75%	1,152.50
	RBS	2008	2013	KRW 149,040	USD 150,000	5.03%	5.38%	993.60
	Deutsche Bank	2008	2013	KRW 149,040	USD 150,000	5.03%	5.38%	993.60
	BTMU	2010	2013	KRW 113,200	USD 100,000	4.11%	Libor 3M +0.80%	1,132.00
	BTMU	2010	2015	KRW 55,900	USD 50,000	4.03%	Libor 3M +1.20%	1,118.00
	RBS	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	BNP Paribas	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	Hana Bank	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	Barclays	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	SC	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Nomura Securities	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Credit Agricole	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40

Under these currency swap contracts, we recognized a valuation loss of Won 539,883 million in 2012, net.

Details of interest rate contracts outstanding as of December 31, 2012 are as follows:

	Counterparty	Contract year	Settlement year		Contract interest rate per annum
Type				Notional amount	Pay		Receive
				(KRW in millions, JOD, USD in thousands)
Trading	Korea Exchange Bank	2010	2013	KRW 100,000	4.18%		3M CD + 0.58%
	Nonghyup Bank	2010	2015	KRW 100,000	4.90%		3M CD + 1.05%
	Nonghyup Bank	2010	2015	KRW 100,000	4.83%		3M CD + 0.90%
	Nonghyup Bank	2010	2015	KRW 50,000	4.77%		3M CD + 0.90%
	KDB	2012	2016	KRW 200,000	3.57%		3M CD + 0.26%
	Nonghyup Bank	2012	2016	KRW 100,000	3.49%		3M CD + 0.25%
	KDB	2012	2016	KRW 50,000	3.49%		3M CD + 0.25%
	HSBC	2012	2016	KRW 50,000	3.49%		3M CD + 0.25%
	SC	2012	2016	KRW 200,000	3.55%		3M CD + 0.26%
	SC	2012	2017	KRW 160,000	3.57%		3M CD + 0.32%
	Korea Exchange Bank	2011	2014	KRW 100,000	4.08%		3M CD + 0.03%
	Korea Exchange Bank	2011	2014	KRW 100,000	3.89%		3M CD + 0.05%
	Korea Exchange Bank	2011	2013	KRW 100,000	3.89%		3M CD + 0.07%
	Shinhan Bank	2011	2014	KRW 100,000	3.63%		3M CD + 0.18%
	Korea Exchange Bank	2011	2013	KRW 100,000	3.85%		3M CD + 0.43%
	Woori Bank	2011	2013	KRW 150,000	3.92%		3M CD + 0.43%
	Kookmin Bank	2011	2013	KRW 100,000	3.84%		3M CD + 0.44%
	Hana Bank	2011	2013	KRW 50,000	3.67%		3M CD + 0.25%
	Korea Exchange Bank	2011	2014	KRW 200,000	3.66%		3M CD + 0.24%
	Korea Exchange Bank	2011	2013	KRW 100,000	3.53%		3M CD + 0.14%
	Korea Exchange Bank	2011	2013	KRW 100,000	3.56%		3M CD + 0.19%
	Korea Exchange Bank	2012	2015	KRW 100,000	3.58%		3M CD + 0.15%
	Korea Exchange Bank	2012	2015	KRW 200,000	3.65%		3M CD + 0.10%
	Korea Exchange Bank	2012	2015	KRW 100,000	2.86%		3M CD + 0.05%
	Woori Bank	2012	2013	KRW 200,000	3.88%		3M CD + 0.54%
	Korea Exchange Bank	2010	2013	KRW 100,000	4.11%		3M CD + 0.25%
Cash flow hedge	BNP Paribas	2009	2027	JOD 112,421	4.16%		6M USD Libor
	KFW	2009	2027	JOD 112,421	4.16%		6M USD Libor
	Credit Agricole	2012	2033	USD 126,712	1.33 4.10	% ~ %	1 ~ 6M USD Libor
	SMBC	2012	2033	USD 126,712	1.33 4.18	% ~ %	1 ~ 6M USD Libor

Under these interest rate swap contracts, we recognized a valuation loss of Won 21,384 million in 2012, net.

The following analysis sets forth the sensitivity of our consolidated net income before income taxes (our “pre-tax income”) to changes in exchange rates, interest rates, electricity rates and fuel costs. For purposes of this section, we and the generation subsidiaries will be deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy— Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.” The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. Unless otherwise specified, all calculations are made under IFRS.

We engage in transactions denominated in foreign currencies and consequently, we become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency denominated monetary assets and monetary liabilities as of December 31, 2011 and 2012 were as follows (USD, EUR, GBP, Other foreign currency in thousands):

	Assets		Liabilities
Type	2012	2011	2012	2011
AUD	1,188	1,140	152,692	156,196
CAD	2,314	164	4	18
CNY	1	1	—	—
EUR	9,091	8,076	18,792	1,441
IDR	711,304	1,074,528	1,726	—
MXN	703	—	—	—
PHP	1,043,932	232,281	31,675	21,073
SAR	1,309	1,037	—	—
USD	292,256	374,193	9,866,661	9,459,038
INR	417,544	282,510	52,755	68,966
PKR	63,445	25,475	277	4,503
MGA	240,233	2,223,307	92,979	—
JPY	520	520	20,006,730	30,012,000
KZT	720,121	722,691	—	—
GBP	6	—	253	160
CHF	—	—	223	—
AED	220	247	1,829	1,383
SEK	—	—	1,105	457

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2012, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,065 billion in 2013. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2012 and 2011, before accounting for swap transactions. To manage our foreign currency risk related to foreign currency denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to its borrowing with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest and all other variables are held constant as of December 31, 2012, we estimate that our income before income taxes will decrease by Won 78 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2013. Such sensitivity analysis does not take into consideration interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2012, we estimate that our income before income taxes will increase by Won 460 billion in 2013.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others rise by 1% and all other variables are held constant as of December 31, 2012, we estimate that our income before income taxes will decrease by Won 238 billion in 2013.

The above discussion and the estimated amounts generated from the sensitivity analyzes referred to above include “forward-looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

See Note 43 of the notes to our consolidated financial statements for further related information.

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

Item 12D. American Depositary Shares

Under the terms of the Deposit Agreement in respect of our ADSs, the holder and beneficiary owners of ADSs, any party depositing or withdrawing or surrendering ADSs or ADRs, whichever applicable, may be required to pay the following fees and charges to JPMorgan Chase Bank acting as depositary for our ADSs:

Item	Services	Fees

1	Taxes and other governmental charges	As applicable

2	Registration of transfer of common shares generally on our shareholders’ register, any institution authorized under the applicable law to effect book-entry transfers of securities (including Korea Securities Depositary), or any entity that presently carries out the duties of registrar for the common shares, and applicable to transfers of common shares to the name of the Depositary or its nominee on the making of deposits or withdrawals	A fee of $1.50 or less per ADS

3	Cable, telex and facsimile transmission expenses	As applicable

4	Expenses incurred by the Depositary in the conversion of foreign currency	As applicable

5	Execution and delivery of ADRs and the surrender of ADRs	Fee of $0.05 or less per ADS

6	Cash distribution made by the Depositary or its agent	Fee of $0.02 or less per ADS

Item	Services	Fees

7	Fee for the distribution of proceeds of sales of securities or rights for distribution other than cash, common shares or rights to subscribe for shares, distribution in shares or distribution in rights to subscribe for shares	Lesser of (i) the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit by the holders of securities or common shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds

8	Depositary services performed in administering the ADRs (which fee shall be assessed against holders of ADSs as of the record date or dates and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions)	Fee of US$0.02 or less per ADS per calendar year

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

Depositary Payments for the Fiscal Year 2012

The following table sets forth our expenses incurred in 2012, which were reimbursed by JPMorgan Chase Bank, N.A., acting as depositary for our ADSs:

	In thousands of U.S. dollars)
Reimbursement of listing fees on the New York Stock Exchange	US$	112
Reimbursement of legal fees		411
Reimbursement of accounting fees		110
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		624
Other		18

Total	US$	1,275

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012.

Attestation Report of the Independent Registered Public Accounting Firm

Deloitte Anjin LLC has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included elsewhere in this report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2011 and 2012 for professional services rendered by our principal accountants for such year, for various types of services and a brief description of the nature of such services. Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu, was our principal accountant for the years ended December 31, 2011 and 2012, and we currently expect them to serve as our principal accountant for the year ended December 31, 2013.

	Aggregate fees billed during the Year Ended December 31,
Type of services	2011 (Deloitte Anjin)		2012 (Deloitte Anjin)		Nature of services
	(In millions of Won)
Audit Fees	￦	3,100	￦	3,109	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		87		355	Accounting advisory service.
Tax Fees		5		—	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	￦	3,192	￦	3,464

United States law and regulations in effect since May 6, 2003 generally require all engagements of the principal accountants be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. We have adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services for us and our subsidiaries, it must be forwarded to our audit committee and receive pre-approval.

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

The Public Agencies Management Act requires a number of changes in the appointment process for our executive officers, which we have incorporated in our amendment to our Articles of Incorporation in September 2007. A senior non-standing director appointed by the minister of the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee. Our president is appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors other than our president must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee. Prior to the enactment of the Act, standing directors were appointed directly by the minister of the Ministry of Trade, Industry and Energy. The non-standing directors must be appointed by the minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

As required under Public Agencies Management Act, we submit to the Government by October 31 every year a report on our medium- to long-term management goals. Under the Public Agencies Management Act, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the minister of the Ministry of Trade, Industry and Energy and the review and resolution of the operating committee, the Ministry of Strategy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the minister of the Ministry of Trade, Industry and Energy must execute these plans and submit a performance report to the Ministry of Strategy and Finance.

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

On January 24, 2011, the Ministry of Trade, Industry and Energy changed the designation of our generation subsidiaries from “other public institutions” to “market-oriented public enterprise”. As “other public institutions” under the provisions of the Public Agencies Management Act, our generation subsidiaries were not subject to the same regulations applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as market-oriented public enterprises, our generation subsidiaries are currently subject to the same corporate governance rules applicable to us. All of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 and are subject to the same system of regulations applicable to us.

Differences in Korean/New York Stock Exchange Corporate Governance Practices

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. Under the NYSE Listed Company Manual, we as foreign private issuers are required to disclose significant differences between NYSE’s corporate governance standards and those we follow under Korean law. The following summarizes some significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE under the listing rules of the NYSE:

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

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, exclusive sessions were held quarterly in 2012 in order to promote the exchange of diverse opinions by non-standing directors.

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

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors. In January 2013, the SEC approved amendments to the listing rules of NYSE and NASDAQ regarding the independence of compensation committee members and the appointment, payment and oversight of compensation consultants. The listing rules were adopted as required by Section 952 of the Dodd-Frank Act and rule 10C-1 of the Securities Exchange Act of 1934, as amended, which direct the national securities exchanges to prohibit the listing of any equity security of a company that is not in compliance with the rule’s compensation committee director and advisor independence requirements. Certain elements of the listing rules will become effective on July 1, 2013.

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

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Cho, Hwan-Eik
Name:	Cho, Hwan-Eik
Title:	President and Chief Executive Officer
Date:	April 30, 2013

INDEX TO FINANCIAL STATEMENTS

Page

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC, a member firm of Deloitte Touche Tohmatsu on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-3

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young (Korea South-East Power Co., Ltd.)	F-5

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young on Internal Control Over Financial Reporting (Korea South-East Power Co., Ltd.)	F-6

Consolidated statements of financial positions as of December 31, 2012 and 2011	F-7

Consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010	F-9

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010	F-11

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010	F-14

Notes to the consolidated financial statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (collectively referred to as the “Company”) as of December 31, 2012, December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows, all expressed in Korean Won, for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries whose financial statements reflect 4.7 and 4.4 percent of consolidated total assets as of December 31, 2012 and 2011, respectively, and 9.5, 10.1 and 10.5 percent of consolidated total revenue for each of the three years in the period ended December 31, 2012. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Korea South-East Power Co., Ltd., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with the International Financial Reporting Standards as issued by International Accounting Standard Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit and the report of the other auditors.

/s/ Deloitte Anjin LLC

Seoul, Korea

April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’ (collectively referred to as the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of certain subsidiaries whose financial statements reflect total assets and revenues constituting 4.7 percent and 9.5 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012. The effectiveness of certain consolidated subsidiaries’ internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of certain consolidated subsidiaries’ internal control over financial reporting, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012, all expressed in Korean won, of the Company and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements based on our audit and report of the other auditors.

/s/ Deloitte Anjin LLC

Seoul, Korea

April 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Korea South-East Power Co., Ltd.

We have audited the accompanying consolidated statements of financial position of Korea South-East Power Co., Ltd. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea South-East Power Co., Ltd. as at December 31, 2012 and 2011 and the consolidated results of its financial performance, and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Korea South-East Power Co., Ltd’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Han Young

April 29, 2013

Seoul, Republic of Korea

This audit report is effective as at April 29, 2013 the independent auditors’ report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditors’ report date to the time this audit report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to this report.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholder of

Korea South-East Power Co., Ltd.

We have audited Korea South-East Power Co., Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Korea South-East Power Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Korea South-East Power Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated statements of financial position of Korea South-East Power Co., Ltd. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each for each of the three years in the period ended December 31, 2012 and our report dated April 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Han Young

April 29, 2013

Seoul, Republic of Korea

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011

	Notes	Dec. 31, 2012		Dec. 31, 2011
		(KRW in millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,6,7,43	￦	1,954,949	￦	1,387,921
Current financial assets, net	5,10,11,12,43		656,217		770,539
Accounts and other receivables, net	5,8,14,20,43,45		7,184,625		7,274,148
Inventories, net	13		3,440,341		3,851,751
Income tax receivables	39		30,476		35,801
Current non-financial assets	15		664,047		447,393
Non-current assets held for sale and discontinued operations	40		2,828		—

			13,933,483		13,767,553

NON-CURRENT ASSETS:
Non-current financial assets, net	5,6,9,10,11,12,43		1,873,676		2,199,032
Non-current accounts and other receivables, net	5,8,14,43,45		1,254,330		1,284,532
Property, plant and equipment, net	18,47		122,376,140		112,384,881
Investment properties, net	19		590,223		517,149
Intangible assets, net	21		883,814		848,709
Investments in joint ventures	4,17		908,593		767,202
Investments in associates	4,17		3,982,340		3,718,154
Deferred tax assets	39		209,783		372,478
Non-current non-financial assets	15		140,438		608,160

			132,219,337		122,700,297

Total Assets	4	￦	146,152,820	￦	136,467,850

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables, net	5,22,24,43,45		6,418,464		6,576,158
Short-term borrowings	5,23,43		689,310		1,173,568
Current financial liabilities, net	5,11,23,43,45		7,099,509		5,852,342
Income tax payables	39		334,053		505,154
Current non-financial liabilities	20,27,28		4,117,440		3,541,562
Current provisions	26,43		158,303		92,383

			18,817,079		17,741,167

NON-CURRENT LIABILITIES:
Non-current accounts and other payables, net	5,22,24,43,45		4,173,691		4,178,137
Non-current financial liabilities, net	5,11,23,43,45		46,050,766		39,403,578
Non-current non-financial liabilities	27,28		6,298,650		5,611,010
Employee benefits obligations, net	25,43		2,144,334		1,942,994
Deferred tax liabilities, net	39		5,433,292		6,786,779
Non-current provisions	26,43		12,170,806		7,000,235

			76,271,539		64,922,733

Total Liabilities	4		95,088,618		82,663,900

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(CONTINUED)

AS OF DECEMBER 31, 2012, DECEMBER 31, 2011

	Notes	Dec. 31, 2012		Dec. 31, 2011
		(KRW in millions)
EQUITY

CONTRIBUTED CAPITAL:
Shares issued	1,29	￦	3,209,820	￦	3,209,820
Share premium	29		843,758		843,758

			4,053,578		4,053,578

RETAINED EARNINGS:
Legal reserves	30		1,603,919		1,603,919
Voluntary reserves	30		25,961,315		21,766,678
Retained earnings before appropriations	30,31		4,999,049		12,398,497

			32,564,283		35,769,094

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	32		705,448		639,028
Cumulative other comprehensive income	32		11,957		255,095
Treasury stocks	32		(741,489)		(741,489)
Other equity	32		13,294,990		13,294,990

			13,270,906		13,447,624

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			49,888,767		53,270,296

NON-CONTROLLING INTERESTS			1,175,435		533,654

Total Equity	43		51,064,202		53,803,950

Total Liabilities and Equity		￦	146,152,820	￦	136,467,850

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Notes	2012		2011		2010
		(KRW in millions except per share amounts)
SALES
Sales of goods	4,33,43,45	￦	46,906,587	￦	41,397,469	￦	38,004,325
Sales of service	4,33,43,45		357,877		322,616		747,044
Sales of construction contracts	4,20,33,43,45		1,856,045		1,455,132		755,213

			49,120,509		43,175,217		39,506,582

COST OF SALES
Cost of sales of goods	4,13,25,41,45		46,293,591		40,926,543		35,021,668
Cost of sales of service	4,13,25,41,45		470,453		393,049		414,672
Cost of sales of construction contracts	4,13,25,41,45		1,695,218		1,405,302		750,897

			48,459,262		42,724,894		36,187,237

GROSS PROFIT			661,247		450,323		3,319,345
OTHER OPERATING INCOME	35		675,000		598,302		536,915
SELLING AND ADMINISTRATIVE EXPENSES	4,34,41,45		1,780,168		1,751,696		1,644,760
OTHER OPERATING EXPENSES	4,35		74,567		147,595		69,787
OTHER PROFIT (LOSS)	36		(1,781,835)		165,703		118,207

OPERATING INCOME (LOSS)	4		(2,300,323)		(684,963)		2,259,920
FINANCE INCOME	5,11,37		1,128,357		607,592		591,491
FINANCE EXPENSES	5,11,38		3,068,321		2,518,850		2,558,425
PROFITS OF ASSOCIATES AND JOINT VENTURES USING EQUITY METHOD
Share in income of associates and joint ventures	17		205,987		162,513		160,314
Gain on disposal of associates and joint ventures			—		3,147		25,975
Share in loss of associates and joint ventures	17		(20,127)		(42,115)		(56,246)
Loss on disposal of associates and joint ventures			(162)		(450)		(53,417)

Impairment loss on associates and joint ventures			(8,757)		—		—

LOSS BEFORE INCOME TAX			(4,063,346)		(2,473,126)		369,612
INCOME TAX EXPENSE (BENEFIT)	39		(985,377)		819,871		438,779

NET LOSS FOR THE YEAR			(3,077,969)		(3,292,997)		(69,167)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

		2012		2011		2010
		(KRW in millions except per share amounts)
OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income(loss) that will not be reclassified subsequently to profit(loss)
Actuarial losses on retirement benefit Obligations, net of tax	25,30	￦	(41,310)	￦	(152,196)	￦	(85,605)
Share in other comprehensive income(loss) of associates and joint ventures, net of tax	30		(846)		(5,002)		(2,056)
Other comprehensive income(loss) that will be reclassified subsequently to profit(loss)
Net change in fair value of available-for- sale financial assets, net of tax	32		2,245		(174,958)		124,464
Loss on valuation of derivatives using of cash flow hedge accounting, net of tax	5,11,32		(63,850)		(27,999)		(35,005)
Foreign currency translation of foreign operations, net of tax	32		(121,892)		47,135		(12,124)
Share in other comprehensive income(loss) of associates and joint ventures, net of tax	32		(96,060)		50,862		(32,241)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		￦	(3,399,682)	￦	(3,555,155)	￦	(111,734)

NET INCOME(LOSS) ATTRIBUTABLE TO;
Owners of the Company			(3,166,616)		(3,370,464)		(119,931)
Non-controlling interests			88,647		77,467		50,764

		￦	(3,077,969)	￦	(3,292,997)	￦	(69,167)

TOTAL COMPREHENSIVE INCOME(LOSS) ATTRIBUTABLE TO;
Owners of the Company			(3,447,949)		(3,627,669)		(151,472)
Non-controlling interests			48,267		72,514		39,738

		￦	(3,399,682)	￦	(3,555,155)	￦	(111,734)

EARNINGS(LOSSES) PER SHARE(IN KOREAN WON);
Basic earnings per share	42	￦	(5,083)	￦	(5,411)	￦	(193)

Diluted earnings per share	42	￦	(5,083)	￦	(5,411)	￦	(193)

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Contributed capital		Retained earnings		Other components of equity		Equity attributable to owners of the Company		Non- controlling interest		Total Equity
	(KRW in millions)
Balance at January 1, 2010	￦	4,042,979	￦	39,497,095	￦	13,331,454	￦	56,871,528	￦	415,810	￦	57,287,338
Total comprehensive income
Net (income) loss for the year		—		(119,931)		—		(119,931)		50,764		(69,167)
Other comprehensive income(loss) that will not be reclassified subsequently to profit(loss)
Actuarial losses on retirement benefit obligations, net of tax		—		(78,876)		—		(78,876)		(6,729)		(85,605)
Share in other comprehensive income(loss) of a associates and joint ventures, net of tax		—		(2,056)		—		(2,056)		—		(2,056)
Other comprehensive income(loss) that will be reclassified subsequently to profit(loss)
Net change in fair value of available-for-sale financial assets, net of tax		—		—		124,322		124,322		142		124,464
Loss on valuation of derivatives using cash flow hedge accounting, net of tax		—		—		(35,005)		(35,005)		—		(35,005)
Foreign currency translation of foreign operations, net of tax		—		—		(7,685)		(7,685)		(4,439)		(12,124)
Share in other comprehensive income(loss) of a associates and joint ventures, net of tax		—		—		(32,241)		(32,241)		—		(32,241)
Dividends paid		—		—		—		—		(35,740)		(35,740)
Capital increase		—		—		—		—		16,476		16,476
Change due to acquisition and disposal of subsidiaries		—		—		97,922		97,922		22,299		120,221
Others		—		—		—		—		(24)		(24)

Balance at December 31, 2010	￦	4,042,979	￦	39,296,232	￦	13,478,767	￦	56,817,978	￦	458,559	￦	57,276,537

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Contributed capital		Retained earnings		Other components of equity		Equity attributable to owners of the Company		Non- controlling interest		Total Equity
	(KRW in millions)
Balance at January 1, 2011	￦	4,042,979	￦	39,296,232	￦	13,478,767	￦	56,817,978	￦	458,559	￦	57,276,537
Total comprehensive income
Net (income) loss for the period		—		(3,370,464)		—		(3,370,464)		77,467		(3,292,997)
Other comprehensive income(loss) that will not be reclassified subsequently to profit(loss)
Actuarial losses on retirement benefit obligations, net of tax		—		(151,672)		—		(151,672)		(524)		(152,196)
Share in other comprehensive income(loss) of a associates and joint ventures, net of tax		—		(5,002)		—		(5,002)		—		(5,002)
Other comprehensive income(loss) that will be reclassified subsequently to profit(loss)
Net change in fair value of available-for-sale financial assets, net of tax		—		—		(174,937)		(174,937)		(21)		(174,958)
Loss on valuation of derivatives using cash flow hedge accounting, net of tax		—		—		(18,648)		(18,648)		(9,351)		(27,999)
Foreign currency translation of foreign operations, net of tax		—		—		42,173		42,173		4,962		47,135
Share in other comprehensive income(loss) of a associates and joint ventures, net of tax		—		—		50,881		50,881		(19)		50,862
Dividends paid		—		—		—		—		(44,663)		(44,663)
Capital increase		10,599		—		—		10,599		3,187		13,786
Change due to acquisition and disposal of subsidiaries		—		—		69,388		69,388		42,991		112,379
Others		—		—		—		—		1,066		1,066

Balance at December 31, 2011	￦	4,053,578	￦	35,769,094	￦	13,447,624	￦	53,270,296	￦	533,654	￦	53,803,950

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Contributed capital		Retained earnings		Other components of equity		Equity attributable to owners of the Company		Non- controlling interest		Total Equity
	(KRW in millions)
Balance at January 1, 2012	￦	4,053,578	￦	35,769,094	￦	13,447,624	￦	53,270,296	￦	533,654	￦	53,803,950
Total comprehensive income
Net (income) loss for the period		—		(3,166,616)		—		(3,166,616)		88,647		(3,077,969)
Other comprehensive income(loss) that will not be reclassified subsequently to profit(loss)
Actuarial losses on retirement benefit obligations, net of tax		—		(37,349)		—		(37,349)		(3,961)		(41,310)
Share in other comprehensive income(loss) of associates and joint ventures, net of tax		—		(846)		—		(846)		—		(846)
Other comprehensive income(loss) that will be reclassified subsequently to profit(loss)
Net change in fair value of available-for-sale financial assets, net of tax		—		—		2,255		2,255		(10)		2,245
Loss on valuation of derivatives using cash flow hedge accounting, net of tax		—		—		(44,909)		(44,909)		(18,941)		(63,850)
Foreign currency translation of foreign operations, net of tax		—		—		(104,595)		(104,595)		(17,297)		(121,892)
Share in other comprehensive income(loss) of associates and joint ventures, net of tax		—		—		(95,889)		(95,889)		(171)		(96,060)
Dividends paid		—		—		—		—		(55,254)		(55,254)
Capital increase in subsidiaries		—		—		—		—		115,346		115,346
Change due to acquisitions and disposals of subsidiaries		—		—		66,420		66,420		31,003		97,423
Issuance of hybrid bonds		—		—		—		—		498,660		498,660
Others		—		—		—		—		3,759		3,759

Balance at December 31, 2012	￦	4,053,578	￦	32,564,283	￦	13,270,906	￦	49,888,767	￦	1,175,435	￦	51,064,202

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012		2011		2010
	(KRW in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	￦	(3,077,969)	￦	(3,292,997)	￦	(69,167)

Adjustments for:
Income tax expense		(985,377)		819,871		438,779
Depreciation		6,903,350		6,782,661		6,579,220
Amortization of intangible assets		93,360		94,729		117,444
Retirement benefit expense, net		364,913		341,902		341,210
Bad debt expense		41,440		15,136		13,569
Interest expense		2,344,328		2,123,579		2,045,684
Loss on disposal of property, plant, and equipment		67,910		31,228		46,882
Loss on abandonment of property, plant, and equipment		253,985		296,557		219,911
Impairment loss on intangible assets		459		221		451
Loss on disposal of intangible assets		44		—		—
Accretion expense to provisions, net		788,371		433,374		139,969
Loss (gain) on foreign currency translation, net		(766,863)		226,012		(110,158)
Valuation and transaction loss (gain) on derivative instrument, net		597,628		(75,307)		196,334
Share in income of associates and joint ventures, net		(185,860)		(120,398)		(104,068)
Gain on disposal of financial assets		(189)		—		—
Gain on disposal of property, plant and equipment		(32,797)		(38,776)		(42,037)
Gain on disposal of intangible assets		(15)		—		—
Loss on disposal of other non-current assets		584		—		—
Loss (gain) on disposal of associates and joint ventures, net		162		(2,699)		27,443
Impairment loss on associates and joint ventures		8,757		—		—
Interest income		(204,123)		(291,625)		(120,422)
Dividends income		(10,452)		(18,894)		(3,341)
Impairment loss on available-for-sale financial assets		40,156		—		—
Impairment loss on other non-current assets		1,877,371		—		—
Other losses (gains), net		(21,434)		47,998		55,308

		11,175,708		10,665,569		9,842,178

Changes in operating assets and liabilities:
Increase in accounts receivables		(781,099)		(664,696)		(539,781)
Increase in non-trade receivables		(103,028)		(45,009)		(24,369)
Decrease(increase) in accrued income		(66,504)		26,205		(6,038)
Decrease(increase) in other receivables		377		—		(2,936)
Increase in other current assets		(384,765)		(154,062)		(111,388)
Increase in inventories		(672,979)		(1,411,785)		(875,476)
Decrease(increase) in other non-current assets		(1,521,249)		(335,262)		431,576
Increase in trade payables		154,341		710,831		511,311
Increase(decrease) in non-trade payables		573,517		(7,882)		113,467
Increase(decrease) in accrued expenses		(126,857)		30,386		154,231
Increase in other current liabilities		1,865,301		1,204,974		262,503
Increase(decrease) in other non-current liabilities		(262,590)		525,996		97,803
Decrease in associates and joint ventures		48,429		62,169		35,488
Decrease in provisions		(74,638)		(289,237)		(330,195)
Payments of retirement benefit obligations		(186,274)		(345,774)		(401,143)
Increase in plan assets		(94,763)		(291,339)		(96,751)

		(1,632,781)		(984,485)		(781,698)

		6,464,958		6,388,087		8,991,313

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012		2011		2010
	(KRW in millions)
Interest received	￦	153,414	￦	247,711	￦	168,014
Interest paid		(2,386,125)		(2,196,429)		(2,272,028)
Dividends received		10,452		18,894		3,427
Income tax paid		(325,866)		(313,534)		(150,636)

Net cash provided by operating activities		3,916,833		4,144,729		6,740,090

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of associates and joint ventures		8,988		10,136		35,412
Acquisition of associates and joint ventures		(404,761)		(491,293)		(756,443)
Disposal of property, plant and equipment		100,573		50,578		100,325
Acquisition of property, plant and equipment		(11,446,834)		(10,610,402)		(10,184,037)
Disposal of intangible assets		1,448		467		198
Acquisition of intangible assets		(67,715)		(42,599)		(470,413)
Disposal of investment properties		—		523		—
Disposal of financial assets		650,757		856,021		295,844
Acquisition of financial assets		(637,620)		(840,852)		(564,832)
Decrease (increase) in loans, net		46,984		(29,574)		(203,545)
Increase (decrease) in deposits received, net		(53,755)		(53,042)		91
Receipt of government grants		45,932		47,903		27,589
Net cash inflow (outflow) from acquisition of subsidiaries		10,022		(65,147)		(40,862)
Other cash inflow (outflow) from investing activities, net		26,785		(28,412)		(233,476)

Net cash provided by investing activities		(11,719,196)		(11,195,693)		(11,994,149)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings, net		(476,192)		114,015		(348,216)
Proceeds from long-term borrowings and debentures		14,202,095		12,100,107		11,654,394
Repayment of long-term borrowings and debentures		(5,895,384)		(5,880,330)		(5,786,761)
Payment of financial lease		(122,320)		(136,760)		(123,773)
Settlement of derivative instruments, net		(247)		51,916		350,404
Proceeds on disposal of partial interest in a subsidiary that does not involve loss of control		109,589		100,691		149,579
Change in non-controlling interest		116,020		36,142		16,071
Proceeds from hybrid bonds		498,660		—		—
Dividends paid		(55,254)		(44,663)		(35,740)
Other cash inflow (outflow) from financing activities, net		(1,480)		297		(6,290)

Net cash provided by financing activities		8,375,487		6,341,415		5,869,668

EFFECTS OF EXCHANGE RATE CHANGES		(6,096)		7,419		(1,242)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		567,028		(702,130)		614,367
CASH AND CASH EQUIVALENTS, BEGINING OF THE PERIOD		1,387,921		2,090,051		1,475,684

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	￦	1,954,949	￦	1,387,921	￦	2,090,051

See accompanying notes to consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

1.	GENERALS

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

As of December 31, 2012, the Government of the Republic of Korea (the “Government”), Korea Finance Corporation (the “KoFC”) which is wholly owned by the Government, and foreign investors held 21.17%, 29.94%, and 25.18% respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy) (the “Restructuring Plan”) on January 21, 1999, on April 2, 2001, KEPCO spun off its power generation divisions, resulting in the establishment of six power generation subsidiaries.

In addition, the Government established a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea to deliberate on ways to introduce competition in electricity distribution, such as by forming and privatizing new distribution subsidiaries. Meanwhile, on June 30, 2004, the privatization initiatives were ceased, instead independent business divisions for distribution within the Company were created to improve operational efficiency through internal competition. These business divisions have separate management structures, financial accounting systems and performance evaluation systems, but with a common focus on maximizing profitability.

2.	SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of Preparation

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”).

The significant accounting policies under IFRS followed by the Company in the preparation of its consolidated financial statements are summarized below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative periods.

The consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given in exchange for assets.

1)	Amendments to IFRSs that are mandatorily effective for the year ended December 31, 2012

The following amendments to IFRSs have been applied in the current year but do not have affected the amounts reported in these financial statements.

Amendments to IFRS 7—Financial Instruments: Disclosures

The Company may have transferred financial assets in such a way that part or all of the transferred financial assets do not qualify for derecognition. The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets in order to provide greater transparency around the nature of the transferred assets, the nature of the risks and rewards of ownership to which the Company is exposed, description of the nature of the relationship between the transferred assets and the associated liabilities and carrying value of the associated liabilities. When the Company continues its involvement on the transferred assets although the transferred assets are derecognized in their entirety, the Company discloses the carrying amounts of the transferred assets and the associated liabilities and information showing how the maximum exposure to loss. The amendments do not have impact on the Company’s financial statements.

Amendments to IAS 12—Deferred Tax—Recovery of Underlying Assets

The Company has applied the amendments to IAS 12 Income Taxes in the current year. Under the amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered entirely through sale for the purpose of measuring deferred taxes unless the presumption is rebutted. Also, the Company recognizes deferred income tax assets and deferred income tax liabilities on investment properties that were revalued in accordance with IFRS 16 Property, Plant and Equipments, under a business model whose objective is to consume substantially all of the economic benefits embodied through sales. The amendments do not have impact on the Company’s financial statements.

The amendments to IFRIC 14—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interpretation

These amendments require the Company to recognize net defined benefit liability (asset), deficit or surplus, adjusted for any effect of limiting a net defined benefit asset to the asset ceiling. The amendments do not have impact on the Company’s financial statements.

2)	New and revised IFRSs that have been issued and are not yet effective, but have been early adopted

Amendments to IAS 1—Presentation of Financial Statements

The amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. The accompanying financial statements have been prepared with the application of the early adopted amendments.

Amendments to IAS 1—Presentation of Financial Statements (as part of the Annual Improvements to IFRSs 2009-2011 cycle issued in May 2012)

The Company has applied the amendments to IAS 1 as part of the Annual Improvements to IFRSs 2009-2011 Cycle in advance of the effective date (annual periods beginning on or after January 1, 2013).

IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position. In accordance with the amendments to IAS 1, the Company has not presented a third statement of financial position and related notes as of January 1, 2011 in relation to the retrospective reclassification as further described in Note 2 - (24).

3)	New and revised IFRSs that have been issued but are not yet effective, and not have been early adopted.

Amendments to IAS 19—Employee Benefits

The amendments to IAS 19 require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and the accelerate the recognition of past service costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact on the financial statements upon the adoption of amendments.

Amendments to IAS 32—Offsetting Financial Assets and Financial Liabilities and the related disclosures

The amendments to IAS 32 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company’s right to offset must not be conditional on the occurrence of future events but enforceable anytime during the contract periods, during the ordinary course of business with counterparty, a default of counterparty and master netting agreement or in some forms of non-recourse debt. The amendments to IAS 32 are effective for annual periods beginning on January 1, 2014. The Company is in the process of evaluating the impact on the financial statements upon the adoption of amendments.

Amendments to IFRS 7—Financial Instruments: Disclosures

The amendments to IFRS 7 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact on the financial statements upon the adoption of amendments.

IFRS 10—Consolidated Financial Statements

The amendments to IFRS 10 include a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact on the financial statements upon the adoption of amendments.

IFRS 11—Joint Arrangements

IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. If the Company is a joint operator, the Company is to recognize assets, liabilities, revenues and expenses proportionally to its investment and if the Company is joint ventures, the Company is to account for that investment using the equity method accounting. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact on the financial statements upon the adoption of amendments.

IFRS 12—Disclosure of Interest in Other Entities

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates, or unconsolidated structured entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is reviewing the impact of the application of this standard on the Company’s financial statements.

IFRS 13—Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosure about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is reviewing the impact of the application of this standard on the financial statements.

IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine

The interpretation provides accounting for the costs from waste removal activity (stripping). This interpretation is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the application of the interpretation will have no effect to the Company’s financial statements as the Company does not engage in such activities.

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

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation for the years ended December 31, 2012, 2011 and 2010.

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

Non-controlling interest that is present on acquisition day and if it entitles the holder to a proportionate share of the entity’s net assets in an event of a liquidation, the non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other IFRSs

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

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

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

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

(6)	Non-current Assets Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(7)	Revenue recognition

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

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract. Refer to Note 2 (8) below for Construction contract related revenue recognition.

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

The Company’s policy for recognition of revenue from operating leases is described in Note 2 (9) below.

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

(8)	Construction contracts

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

(9)	Lease

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

(10)	Foreign currencies

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

(b)	exchange differences on transactions entered into in order to hedge certain foreign currency risks (see Note 2 (23) below for hedging accounting policies); and

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

(11)	Borrowing costs

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

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

(12)	Government grants

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

(13)	Retirement benefit obligation

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

(14)	Income tax

Income tax consists of current tax and deferred tax.

(a)	Current tax

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

(15)	Property, plant and equipment

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

The Company reviews the depreciation method, the estimated useful lives and residual values of property, plant and equipment at the end of each annual reporting period. If expectation differs from previous estimates, the changes were accounted for as a change in an accounting estimate. During the current period, the Company changed the estimated useful lives of the certain buildings. In result of the change in accounting estimate, depreciation expenses were reduced by KRW 85,388 million for the current year and expected to be reduced by KRW 57,378 million, KRW 31,979 million and KRW 22,158 million for each of the three years following the current year, respectively.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

(16)	Investment property

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

Additional costs incurred subsequent to the acquisition of an asset increase the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

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

(17)	Intangible assets

(a)	Intangible assets acquired separately

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

(c)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

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

As of December 31, 2012, the estimated useful years and amortization method of intangible assets with finite useful lives are as follows (KRW in millions):

	Estimated Useful Years	Amortization method
Usage rights for donated assets	4 ~ 30	Straight-line method
Software	4, 5	Straight-line method
Industrial rights	5, 10	Straight-line method
Development expenses	5	Straight-line method
Dam usage right	50	Straight-line method
Mining right	—	Unit of production method
Others	4~20, 50	Straight-line method

(18)	Impairment of property, plant, equipment and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

(19)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

The carrying amount of inventories sold in the period and the amount of any write-down of inventories to net realizable value and all losses of inventories in the period; less the amount of any reversal in the period of any write-down of the inventories, arising from an increase in net realizable value, is recognized as expense during the period.

(20)	Provisions

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

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company also recognizes a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of sales of goods in the accompanying consolidated statements of comprehensive income.

Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

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

(21)	Financial assets

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories; ‘financial assets at fair value through profit or loss’ (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

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

For listed and unlisted equity investments classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as a default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

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

(22)	Financial liabilities and equity instruments issued by the Company

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

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

(d)	Financial liabilities at FVTPL

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

(e)	Other financial liabilities

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

(f)	Financial guarantee contract liabilities

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

(g)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(23)	Derivative financial instruments

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

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of reverse for gains (loss) on valuation of derivatives. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

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

(24)	Correction of accounting for fuel cost pass-through adjustment

As of July 1, 2011, a new electricity tariff system approved by the Government took effect featuring a fuel cost pass-through adjustment (“FCPTA”). This system was intended to allow us to pass through fluctuations in fuel costs ultimately to the customers. The FCPTA amount is determined based on a prior three-months moving average of international fuel prices and other factors. On July 29, 2011, out of inflationary and other policy considerations, the Government issued a hold-order suspending us from billing or collecting the FCPTA amount from customers.

The Company’s accounting policy was to recognize unbilled fuel cost adjustments as assets under the IFRS Conceptual Framework when the Company concluded that it is probable that future economic benefits would flow to the Company. The Company had concluded that it controlled a resource as a result of past events from which future economic benefits were expected to flow to the Company. The Regulation for Electricity Service, which regulate the FCPTA, provides a legal “resource” or right to bill where the costs the Company incurs will result in future cash flows. The operation of the FCPTA creates a right to charge rates in amounts that would permit the Company to recover the related costs, such amounts being subject to government approval. At December 31, 2011, the Company determined that it was probable that economic benefits associated with the unbilled fuel cost adjustments would be realizable based on the authority of the Ministry of Trade, Industry and Energy in setting and enforcing electricity rates for customers. Therefore, the Company concluded that at December 31, 2011 it was probable that its unbilled FCPTA amount would be collectible.

The Company previously recognized revenue and a receivable for the FCPTA amounts subject to the hold- order in the amount of KRW 357,085 million at December 31, 2011. The Company believes that its FCPTA rate regulatory scheme closely resembles a cost-of service scheme, and has therefore determined that the appropriate accounting for the unbilled FCPTA amounts was to reduce cost of sales by the unbilled FCPTA amounts and recognize a related non-financial asset by the same amount, which is more consistent with accounting policies for rate regulated assets of other standard setting bodies. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the Company used judgment in developing and applying an accounting policy that results in information that is relevant and reliable. In making that judgment, management considered pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices. The Company has concluded the aforementioned error is immaterial, and corrected the accounting for its unbilled FCPTA amounts in its consolidated financial statements as of and for the year ended December 31, 2011.

The following disclosure presents the corrected amounts reflected in our consolidated financial statements as of and for the year ended December 31, 2011 (KRW in millions).

	For the year ended December 31, 2011
	As reported	As corrected
Sales	43,532,302	43,175,217
Cost of Sales	(43,081,979)	(42,724,894)

	As of December 31, 2011
	As reported	As corrected
Accounts and other receivables, net	7,632,497	7,274,148
Non-current non-financial assets	249,811	608,160

During the fourth quarter of 2012, the Company had further consultations with the Ministry of Trade, Industry and Energy as to the outlook for the lifting the hold-order. Furthermore, on January 11, 2013, the Ministry Trade, Industry and Energy informed the Company that the FCPTA system needed to be reassessed because of the current circumstances such as the prolonged unbilled period since announcement of the FCPTA system. The Company has therefore concluded that considering the prolonged unbilled period and recent consultations with, and information from, the Ministry of Trade, Industry and Energy the Company would not be able to bill and collect the unbilled FCPTA amounts for the foreseeable future. As a result, the Company wrote off the entire unbilled FCPTA amounts of Won 1,877 billion recognized through December 31, 2012, including the unbilled FCPTA amounts as of December 31, 2011. As a result, there were no FCPTA amounts remaining in the consolidated statement of financial position as of December 31, 2012.

Furthermore, the Company will cease recording a regulatory asset prospectively related to the FCPTA unless and until the likelihood of recovery once again satisfies the probable threshold contained in the IFRS Conceptual Framework or enacted IFRSs at such time.

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

(1)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations that the directors have made in the process of applying the Company’s accounting policies and have the significant effect on the amounts recognized in the consolidated financial statements.

1)	Continued operation of Wolseong #1 nuclear power plant

The Company owns Wolseong #1 nuclear power plant, which started its operation on November 21, 1982, finished its operation on November 20, 2012 maxing out its permitted operation period of 30 years. As of December 31, 2012, the Company is in the process of obtaining safety assessments to get an approval from the Nuclear Safety and Security Commission for resuming the plant’s operating for the 2nd operation term. The Company has prepared the accompanying financial statements assuming that the plant will operate for the next 10 years.

(2)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1)	Useful lives of property, plant and equipment

In accordance with IFRS, property, plant and equipment are stated at cost. The Company does not depreciate land. Depreciation is computed by the straight-line method (unit-of-production method for loaded nuclear fuel (PWR) and capitalized asset retirement cost of long-term raw materials) using rates based on the estimated useful lives. Net property, plant and equipment as of December 31, 2012 totaled KRW 122,376,140 million representing more than 84% of total assets. Given the significance of property, plant and equipment and the associated depreciation expense to our financial statements, the determination of an asset’s economic useful life is considered to be a critical accounting estimate.

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

2)	Estimations on provision for decommissioning costs

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low & intermediate radioactive wastes.

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

As of December 31, 2012 and 2011, we recorded liability for decommissioning costs in the amounts of KRW 11,913 billion and KRW 6,727 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. The Company used a discount rate of 4.49% and 4.36% and an inflation rate of 2.93% and 2.30% when calculating the decommissioning cost liability recorded as of December 31, 2012 and 2011. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant (KRW in millions)

		Dec. 31, 2012		Dec. 31, 2011
TYPE	Accounts	Increase	Decrease	Increase	Decrease
Discount rate	Nuclear plants	(220,842)	227,158	(111,132)	114,140
”	Spent fuel	(45,385)	47,128	(21,386)	21,946
Inflation rate	Nuclear plants	230,431	(224,364)	150,939	(146,083)
”	Spent fuel	48,219	(46,492)	29,371	(28,439)

3)	Provision for Polychlorinated Biphenyls (“PCBs”)

The Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. The Company used a discount rate of 4.92%, 5.84% and an inflation rate of 3.10%, 3.34% when calculating the provision for the decontamination of transformers recorded as of December 31, 2012 and 2011.

In addition, the following is a sensitivity analysis of the potential impact on decontamination costs based on a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant (KRW in millions)

		Dec. 31, 2012				Dec. 31, 2011
TYPE	Accounts	Increase		Decrease		Increase		Decrease
Discount rate	PCBs	￦	(1,262)	￦	1,273	￦	(1,291)	￦	1,302
Inflation rate	PCBs		1,295		(1,285)		1,332		(1,323)

4)	Deferred tax asset

In assessing the realizability of the deferred tax assets, the Company considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on whether the Company is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. The Company has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, the Company believes that it is probable that the Company will realize the benefits of these temporary differences as of December 31, 2012. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

5)	Valuations of financial instruments at fair values

As stated in Note 43, the Company uses inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 43 explains the details of assumptions used for valuations of financial instruments and sensitivity analysis of these assumptions. Management believes valuation techniques and assumptions are reliable and appropriate.

6)	Retirement benefit costs

The Company offers defined benefit retirement plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, discount rate, future salary increase and expected return on plan assets are estimated and these estimations are uncertain.

7)	Unbilled revenue

Energy delivered but not yet metered, the quantities of energy delivered but not yet measured and not billed are calculated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the year is sensitive to the estimated assumptions and prices based on statistics

4.	SEGMENT INFORMATION

The Company’s segments are classified at the business unit level, at which the Company generates separately identifiable revenue and costs, and the related information is reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Company’s reporting segments, in accordance with IFRS 8, are ‘Electric power generation (nuclear)’, Electric power generation (non-nuclear)’, Transmission and distribution, and ‘Others’; others mainly represents the business unit that manages the Company’s foreign operations.

Transactions that occur between the each segment are based on arms-length transactions priced at market price that would be applicable to an independent third-party. The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 2.

(1)	The Company’s revenue and income (loss) for each operating segment for the years ended December 31, 2012, 2011 and 2010, respectively, are as follows (KRW in millions):

	2012
	Total segment revenue		Intersegment revenue		Revenue from external customer		Operating income (loss)		Depreciation and amortization
Electric power generation (Nuclear)	￦	6,717,341	￦	6,698,326	￦	19,015	￦	464,506	￦	2,488,367
Electric power generation (Non-nuclear)		28,973,768		28,649,846		323,922		2,210,669		1,887,419
Transmission and distribution		49,033,869		1,121,920		47,911,949		(5,309,607)		2,562,128
Others		2,674,562		1,808,939		865,623		460,476		78,284
Adjustment		(38,279,031)		(38,279,031)		—		(126,367)		(19,488)

	￦	49,120,509	￦	—	￦	49,120,509	￦	(2,300,323)	￦	6,996,710

	2011
	Total segment revenue		Intersegment revenue		Revenue from external customer		Operating income (loss)		Depreciation and amortization
Electric power generation (Nuclear)	￦	6,611,936	￦	6,597,515	￦	14,421	￦	1,079,762	￦	2,422,121
Electric power generation (Non-nuclear)		25,349,726		25,078,788		270,938		1,151,171		1,858,736
Transmission and distribution		42,857,773		709,413		42,148,360		(3,555,876)		2,542,587
Others		2,490,709		1,749,211		741,498		395,952		69,424
Adjustment		(34,134,927)		(34,134,927)		—		(91,464)		(15,479)

	￦	43,175,217	￦	—	￦	43,175,217	￦	(1,020,455)	￦	6,877,389

	2010
	Total segment revenue		Intersegment revenue		Revenue from external customer		Operating income (loss)		Depreciation and amortization
Electric power generation (Nuclear)	￦	5,829,582	￦	5,814,493	￦	15,089	￦	1,760,199	￦	1,935,972
Electric power generation (Non-nuclear)		23,561,102		23,302,116		258,986		1,599,596		2,253,030
Transmission and distribution		39,291,282		655,972		38,635,310		(1,312,517)		2,459,644
Others		2,283,943		1,686,745		597,197		367,710		59,292
Adjustment		(31,459,327)		(31,459,326)		—		(155,068)		(11,274)

	￦	39,506,582	￦	—	￦	39,506,582	￦	2,259,920	￦	6,696,664

(2)	The Company’s assets and liabilities for each operating segment as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Segment assets		Investments in associates and joint venture		Acquisition of non-current assets		Segment liabilities
Electric power generation (Nuclear)	￦	45,061,851	￦	—	￦	2,928,345	￦	24,638,944
Electric power generation (Non-nuclear)		31,214,058		986,343		3,735,111		14,640,938
Transmission and distribution		96,234,698		3,865,492		4,368,190		54,963,618
Others		7,655,810		39,098		718,966		2,637,369
Adjustment		(34,013,597)		—		(236,063)		(1,792,251)

	￦	146,152,820	￦	4,890,933	￦	11,514,549	￦	95,088,618

	Dec. 31, 2011
	Segment assets		Investments in associates and joint venture		Acquisition of non-current assets		Segment liabilities
Electric power generation (Nuclear)	￦	40,041,048	￦	—	￦	3,336,956	￦	19,203,001
Electric power generation (Non-nuclear)		28,760,308		643,469		2,274,255		13,056,245
Transmission and distribution		94,769,898		3,804,910		4,704,812		50,330,593
Others		6,980,653		36,977		471,782		2,434,805
Adjustment		(34,084,057)		—		(134,804)		(2,360,744)

	￦	136,467,850	￦	4,485,356	￦	10,653,001	￦	82,663,900

(3)	Geographical information

The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. Geographical information on revenue from external and non-current assets is as follows:

	Revenue from external customer				Non-current assets(*2)
	2012		2011		2012		2011
Domestic	￦	46,981,903	￦	41,493,983	￦	124,433,063	￦	114,481,700
Overseas(*1)		2,138,606		1,681,234		4,448,485		4,362,555

	￦	49,120,509	￦	43,175,217	￦	128,881,548	￦	118,844,255

(*1)	Middle East and Asia make up the majority of overseas income and non-current assets.

(*2)	Amount excludes financial assets and deferred tax assets.

(4)	Information on key clients

There is no individual client who makes up more than 10% of the Company’s revenue for years ended December 31, 2012 and 2011.

5.	CLASSIFICATION OF FINANCIAL INSTRUMENTS

(1)	Classification of financial Assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	FVTPL		Loans and receivables		Available-for-sale financial assets		Held-to-maturity Investments		Derivative assets (using hedge accounting)		Total
Current Assets :
Cash and cash equivalents	￦	—	￦	1,954,949	￦	—	￦	—	￦	—	￦	1,954,949
Current financial assets
Held-to-maturity investments		—		—		—		196		—		196
Derivative assets		52,061		—		—		—		63,945		116,006
Other financial assets, net		—		540,015		—		—		—		540,015
Accounts and other Receivables, net		—		7,184,625		—		—		—		7,184,625

		52,061		9,679,589		—		196		63,945		9,795,791

Non-current Assets :
Non-current financial assets
Available-for-sale financial assets		—		—		1,141,194		—		—		1,141,194
Held-to-maturity investments		—		—		—		2,020		—		2,020
Derivative assets		3,830		—		—		—		123,866		127,696
Other financial assets, net		—		602,766		—		—		—		602,766
Accounts and other Receivables, net		—		1,254,330		—		—		—		1,254,330

		3,830		1,857,096		1,141,194		2,020		123,866		3,128,006

	￦	55,891	￦	11,536,685	￦	1,141,194	￦	2,216	￦	187,811	￦	12,923,797

	Dec. 31, 2011
	FVTPL		Loans and receivables		Available-for-sale financial assets		Held-to-maturity Investments		Derivative assets (using hedge accounting)		Total
Current Assets
Cash and cash equivalents	￦	—	￦	1,387,921	￦	—	￦	—	￦	—	￦	1,387,921
Current financial assets
Held-to-maturity investments		—		—		—		334		—		334
Derivative assets		23,177		—		—		—		—		23,177
Other financial assets, net		10,121		736,907		—		—		—		747,028
Accounts and other Receivables, net		—		7,274,148		—		—		—		7,274,148

		33,298		9,398,976		—		334		—		9,432,608

Non-current Assets
Non-current financial assets
Available-for-sale financial assets		—		—		1,173,085		—		—		1,173,085
Held-to-maturity investments		—		—		—		1,986		—		1,986
Derivative assets		124,570		—		—		—		321,672		446,242
Other financial assets, net		—		577,719		—		—		—		577,719
Accounts and other Receivables, net		—		1,284,532		—		—		—		1,284,532

		124,570		1,862,251		1,173,085		1,986		321,672		3,483,564

	￦	157,868	￦	11,261,227	￦	1,173,085	￦	2,320	￦	321,672	￦	12,916,172

(2)	Classification of financial liabilities as of December 31, 2012 and 2011 are as follow (KRW in millions):

	Dec. 31, 2012
	FVTPL		Financial liabilities recorded at amortized cost		Derivative liabilities (using hedge accounting)		Others		Total
Current Liabilities
Borrowings, net	￦	—	￦	2,215,961	￦	—	￦	—	￦	2,215,961
Debentures, net		—		5,478,720		—		—		5,478,720
Derivative liabilities		46,939		—		47,199		—		94,138
Accounts and other Payables, net		—		6,418,464		—		—		6,418,464

		46,939		14,113,145		47,199		—		14,207,283

Non-current Liabilities
Borrowings, net		—		4,674,935		—		—		4,674,935
Debentures, net		—		40,849,793		—		—		40,849,793
Derivative liabilities		322,199		—		203,839		—		526,038
Accounts and other Payables, net		—		4,173,691		—		—		4,173,691

		322,199		49,698,419		203,839		—		50,224,457

	￦	369,138	￦	63,811,564	￦	251,038	￦	—	￦	64,431,740

	Dec. 31, 2011
	FVTPL		Financial liabilities recorded at Amortized cost		Derivative liabilities (using hedge accounting)		Others		Total
Current Liabilities
Borrowings, net	￦	—	￦	2,101,590	￦	—	￦	—	￦	2,101,590
Debentures, net		—		4,904,455		—		—		4,904,455
Derivative liabilities		19,865		—		—		—		19,865
Accounts and other Payables, net		—		6,576,158		—		—		6,576,158

		19,865		13,582,203		—		—		13,602,068

Non-current Liabilities
Borrowings, net		—		4,641,319		—		—		4,641,319
Debentures, net		—		34,557,179		—		—		34,557,179
Derivative liabilities		112,622		—		92,458		—		205,080
Accounts and other Payables, net		—		4,178,137		—		—		4,178,137

		112,622		43,376,635		92,458		—		43,581,715

	￦	132,487	￦	56,958,838	￦	92,458	￦	—	￦	57,183,783

(3)	Classification of comprehensive income(loss) from financial instruments for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

		2012		2011		2010
Cash and cash equivalents	Interest income	￦	86,722	￦	72,534	￦	63,518
Available-for-sale financial assets	Dividends income		10,452		18,894		3,341
”	Impairment loss on available-for- sale financial assets		40,156		—		—
Held-to-maturity investments	Interest income		69		85		90
Loans and receivables	Interest income		47,028		202,104		35,291
Accounts and other receivables	Interest income		70,304		16,902		21,523
Derivatives assets (trading) and trading financial assets	Gain (loss) on valuation of derivatives		(42,364)		98,006		(5,458)
”	Gain (loss) on transaction of derivatives		7,500		(5,257)		(31,818)
”	Gain on disposal of trading financial assets		189		—		—
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives		(127,277)		52,491		(30,381)
”	Gain (loss) on valuation of derivatives—Other comprehensive income(loss)		(85)		(3,295)		(63,447)
”	Gain (loss) on transaction of derivatives		3,064		7,378		52,721
Financial liabilities recorded at amortized cost	Interest expense of borrowings and debentures		1,827,239		1,668,425		1,503,377
”	Interest expense of accounts and other payables		517,089		455,154		542,307
”	Gain (loss) on foreign currency transaction and translation, net		832,360		(175,364)		144,684

		2012	2011	2010
Derivative liabilities (trading)	Gain (loss) on valuation of derivatives	(275,490)	(27,639)	(154,857)
”	Gain (loss) on transaction of derivatives	(23,031)	(37,498)	(24,713)
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives	(129,417)	2,158	(17,111)
”	Gain (loss) on valuation of derivatives—Other comprehensive income (loss)	(61,920)	(34,094)	5,164
”	Gain (loss) on transaction of derivatives	(10,613)	(14,332)	15,283

6.	RESTRICTED DEPOSITS

Restricted deposits as of December 31, 2012 and 2011 are as follows (KRW in millions):

		Dec. 31, 2012		Dec. 31, 2011
Cash and cash equivalents	Escrow accounts	￦	72,979	￦	79,370
Cash and cash equivalents	Collateral provided for lawsuit		329		328
Long-term financial instruments	Guarantee deposits for checking account		5		5
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		303		326

		￦	73,616	￦	80,029

7.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and in banks, net of outstanding bank overdrafts. The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

Cash and cash equivalents as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Demand deposit(*)	￦	705,245	￦	671,038
Cash equivalents		1,249,704		716,883

	￦	1,954,949	￦	1,387,921

(*)	Demand deposits includes government grants for specified purpose in the amount of KRW 29,741 million and KRW 17,653 million as of December 31, 2012 and 2011, respectively.

8.	ACCOUNTS AND OTHER RECEIVABLES

(1)	Accounts and other receivables as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Accounts receivable	￦	6,776,526	￦	(47,312)	￦	(416)	￦	6,728,798
Other receivables		504,067		(45,791)		(2,449)		455,827

		7,280,593		(93,103)		(2,865)		7,184,625

Non-current Asset:
Accounts receivable		451,179		—		(144)		451,035
Other receivables		989,445		(179,287)		(6,863)		803,295

		1,440,624		(179,287)		(7,007)		1,254,330

	￦	8,721,217	￦	(272,390)	￦	(9,872)	￦	8,438,955

	Dec. 31, 2011
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Accounts receivable	￦	5,934,119	￦	(24,586)	￦	(832)	￦	5,908,701
Other receivables		1,413,654		(46,374)		(1,833)		1,365,447

		7,347,773		(70,960)		(2,665)		7,274,148

Non-current Asset:
Accounts receivable		505,636		—		(560)		505,076
Other receivables		943,376		(156,824)		(7,096)		779,456

		1,449,012		(156,824)		(7,656)		1,284,532

	￦	8,796,785	￦	(227,784)	￦	(10,321)	￦	8,558,680

(2)	Other receivables as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Non-trade receivables	￦	294,989	￦	(45,791)	￦	—	￦	249,198
Accrued income		42,067		—		—		42,067
Deposits		160,801		—		(2,449)		158,352
Finance leases receivable		4,134		—		—		4,134
Others		2,076		—		—		2,076

		504,067		(45,791)		(2,449)		455,827

Non-current Asset:
Non-trade receivables		57,386		(1,684)		—		55,702
Deposits		224,112		—		(6,863)		217,249
Finance leases receivable		389,326		—		—		389,326
Others		318,621		(177,603)		—		141,018

		989,445		(179,287)		(6,863)		803,295

	￦	1,493,512	￦	(225,078)	￦	(9,312)	￦	1,259,122

	Dec. 31, 2011
	Gross receivables		Allowance for doubtful accounts		Present value discount		Book value
Current Asset:
Non-trade receivables	￦	1,230,830	￦	(46,374)	￦	—	￦	1,184,456
Accrued income		39,358		—		—		39,358
Deposits		130,473		—		(1,833)		128,640
Finance leases receivable		9,279		—		—		9,279
Others		3,714		—		—		3,714

		1,413,654		(46,374)		(1,833)		1,365,447

Non-current Asset:
Non-trade receivables		11,937		(591)		—		11,346
Deposits		206,469		—		(7,096)		199,373
Finance leases receivables		366,263		—		—		366,263
Others		358,707		(156,233)		—		202,474

		943,376		(156,824)		(7,096)		779,456

	￦	2,357,030	￦	(203,198)	￦	(8,929)	￦	2,144,903

Accounts and other receivables are classified as loans and other accounts receivable, and are measured using the effective interest method. No interest is accrued for trade receivables for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a 2.0% interest rate on the overdue trade receivables.

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

(3)	Aging analysis of accounts receivable as of December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Account receivables: (not overdue, not impaired)	￦	7,125,836	￦	6,389,978
Account receivables : (overdue, not impaired)
60 ~ 90 days		33,124		17,631
90 ~ 120 days		9,853		5,216
120 days ~ 1 year		25,595		15,851
Over 1 year		30,969		8,641
Account receivables : (impaired)
Less than 60 days		4		156
60 ~ 90 days		1		2
90 ~ 120 days		—		3
120 days ~ 1 year		25		247
Over 1 year		2,298		2,030

		7,227,705		6,439,755
Less allowance for doubtful accounts		(47,312)		(24,586)
Less present value discount		(560)		(1,392)

	￦	7,179,833	￦	6,413,777

The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity. The Company sets allowance based on historical collection rate.

(4)	Aging analysis of other receivables as of December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Other receivables: (not overdue, not impaired)	￦	1,252,525	￦	2,136,076
Other receivables: (overdue, not impaired)
60 ~ 90 days		7,430		2,134
90 ~ 120 days		1,870		1,721
120 days ~ 1 year		5,520		7,486
Over 1 year		9,964		13,221
Other receivables: (impaired)
Less than 60 days		—		15
60 ~ 90 days		—		—
90 ~ 120 days		—		—
120 days ~ 1 year		—		24
Over 1 year		216,203		196,353

		1,493,512		2,357,030
Less allowance for doubtful accounts		(225,078)		(203,198)
Less present value discount		(9,312)		(8,929)

	￦	1,259,122	￦	2,144,903

(5)	Changes in allowance for doubtful accounts for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012				2011
	Accounts Receivable		Other Receivables		Accounts Receivable		Other Receivables
Beginning balance	￦	24,586	￦	203,198	￦	29,298	￦	124,622
Bad debt expense		37,447		3,994		14,270		867
Write off		(14,721)		(3,331)		(18,522)		(1,780)
Reversal		—		(152)		(460)		—
Others		—		21,369		—		79,489

Ending balance	￦	47,312	￦	225,078	￦	24,586	￦	203,198

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

(1)	Available-for-sale financial assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

		Dec. 31, 2012				Dec. 31, 2011
	Ownership (%)	Current		Non-Current		Current		Non-Current
Equity Securities
Listed:
Kwanglim Co., Ltd.	0.44%	￦	—	￦	168	￦	—	￦	176
Sungjee Construction. Co., Ltd.	0.01%		—		5		—		15
Korea District Heating Corp.(*1)	19.55%		—		167,541		—		141,504
Ssangyong Motor Co., Ltd.	0.03%		—		205		—		196
LG Uplus Corporation (*1)	8.80%		—		299,593		—		284,229
FISSION Energy Corporation	0.58%		—		533		—		802
Denison Mines Corporation	14.92%		—		76,765		—		83,217
Energy Fuel INC	9.39%		—		12,425		—		—
PT Adaro Energy Tbk	1.50%		—		84,288		—		108,460
Cockatoo Coal Ltd.	4.91%		—		6,487		—		21,994
Korea Line Corporation	0.0002%		—		—		—		—
Strathmore Minerals Corporation	11.79%		—		4,132		—		—

			—		652,142		—		640,593

Unlisted:
Construction Guarantee	0.02%		—		784		—		601
Global Dynasty overseas resource development private equity firm	7.14%		—		881		—		357
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%		—		36		—		36
Dongnam Co., Ltd	0.46%		—		72		—		—
Mobo Co., Ltd	0.002%		—		14		—		—
Fire Guarantee	0.02%		—		20		—		20
Korea Software Financial Cooperative	0.23%		—		301		—		301
C&Woobang ENC Co., Ltd.	0.0004%		—		22		—		22
Women’s venture fund	10.00%		—		780		—		1,000
Engineering Financial Cooperative	0.10%		—		60		—		60
Intellectual Discovery, Ltd	11.17%		—		5,000		—		5,000
Electric Contractors’ Financial Cooperative	0.03%		—		152		—		152
Korea Specialty Contractor Financial Cooperative	0.01%		—		417		—		177
Information & Communication Financial Cooperative	0.01%		—		10		—		10
Troika overseas resource development private equity firm	3.75%		—		8,573		—		8,372
POSTECH Venture Capital Corporation	1.05%		—		240		—		240
POSTECH electric power fund	12.28%		—		2,800		—		2,800
Hydrogen Power. Co., Ltd	0.23%		—		38		—		—
Korea Bio Fuel Co., Ltd	15.00%		—		1,500		—		—
Korea Electric Engineers Association	0.26%		—		40		—		40

		Dec. 31, 2012				Dec. 31, 2011
	Ownership (%)	Current		Non-Current		Current		Non-Current
Korea electrical manufacturers Association	1.05%		—		240		—		240
Korea investment—Korea EXIM Bank CERs private special asset Investment Trust I	14.18%		—		6,803		—		6,803
Hanwha Venture Capital Corporation	1.20%		—		180		—		180
Hanwha electric power venture Fund	15.20%		—		2,280		—		2,280
Hwan Young Steel Co., Ltd.	0.14%		—		97		—		97
IBK-AUCTUS green growth Private equity firm	6.29%		—		6,054		—		7,060
K&C- Gyeongnam youth job Creation investment fund	9.87%		—		1,420		—		1,660
Areva NC Expansion	13.49%		—		241,472		—		254,744
Green & Sustainable Energy Investment Corp.(*2)	20.00%		—		14		—		14
Kanan Hydroelectric Power Corp.(*2)	20.00%		—		19		—		19
SET Holdings	2.50%		—		169,637		—		238,561
3i Powergen Inc.,	15.00%		—		1,630		—		1,646
Navanakorn Electric Co., Ltd.(*2)	29.00%		—		14,948		—		—

			—		466,534		—		532,492

Debt securities
Ambre Energy Limited			—		22,518		—		—

		￦	—	￦	1,141,194	￦	—	￦	1,173,085

(*1)	Among the listed securities, the fair values of the securities of Korea District Heating Corp. and LG Uplus Corporation were declined below costs for more than a year. As such, a cumulative loss of KRW 35,619 million that were previously recognized in other comprehensive loss has been reclassified to loss in the current period.

(*2)	Although the Company holds 20% or more of the equity shares of these investments, the Company cannot exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity.

(2)	The fair value and acquisition cost of available-for-sale financial assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec 31, 2012				Dec 31, 2011
Type	Acquisition cost		Fair value		Acquisition cost		Fair value
Equity securities	￦	1,195,466	￦	1,141,194	￦	1,229,203	￦	1,173,085

10.	HELD-TO-MATURITY INVESTMENTS

Held-to-maturity investments as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Current		Non-Current		Current		Non-Current
Government and municipal bonds	￦	196	￦	2,020	￦	334	￦	1,986

11.	DERIVATIVES

(1)	Derivatives as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Current		Non-Current		Current		Non-Current
DERIVATIVE ASSETS:
Currency forward	￦	245	￦	40	￦	8,410	￦	—
Currency swap		115,761		127,652		10,756		438,900
Interest rate swap		—		4		—		—
Other derivatives		—		—		4,011		7,342

	￦	116,006	￦	127,696	￦	23,177	￦	446,242

DERIVATIVE LIABILITIES:
Currency forward		10,323		105		1,864		2,350
Currency swap		70,011		389,948		8,288		124,202
Interest rate swap		4,313		135,985		1,933		78,528
Other derivatives		9,491		—		7,780		—

	￦	94,138	￦	526,038	￦	19,865	￦	205,080

(2)	Currency swap contracts which are not designated as hedge instruments, as of December 31, 2012 are as follows (KRW in millions, USD in thousands):

Counterparty	Contract year		Contract amounts				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
Barclays	2008	2013	KRW	187,020	USD	200,000	7.50%	7.75%	935.10
Credit Suisse	2008	2013	KRW	140,265	USD	150,000	6.94%	7.75%	935.10
Shinhan Bank	2010	2014	KRW	84,615	USD	75,000	6.83%	5.50%	1,128.20
RBS	2010	2014	KRW	141,125	USD	125,000	6.78%	5.50%	1,129.00
Morgan Stanley	2010	2014	KRW	112,320	USD	100,000	6.71%	5.50%	1,123.20
HSBC	2010	2014	KRW	112,320	USD	100,000	6.71%	5.50%	1,123.20
BOA	2010	2015	KRW	110,310	USD	100,000	6.93%	5.50%	1,103.10
UBS	2010	2015	KRW	220,356	USD	200,000	3.90%	3.00%	1,101.78
RBS	2010	2015	KRW	110,110	USD	100,000	3.90%	3.00%	1,101.10
Barclays	2010	2015	KRW	108,390	USD	100,000	3.78%	3.00%	1,083.90
Credit Suisse	2010	2015	KRW	108,390	USD	100,000	3.22%	3.00%	1,083.90
Morgan Stanley	2010	2015	KRW	63,006	USD	60,000	4.06%	3.00%	1,050.10
Goldman Sachs	2010	2015	KRW	156,643	USD	140,000	3.92%	3.00%	1,118.88
Morgan Stanley	2010	2015	KRW	118,800	USD	100,000	4.61%	3M USD Libor + 1.64%	1,188.00
M-UFJ	2010	2015	KRW	116,100	USD	100,000	4.00%	3M USD Libor + 1.00%	1,161.00
DBS	2011	2014	KRW	56,150	USD	50,000	4.21%	3M USD Libor + 1.00%	1,123.00
SMBC	2011	2014	KRW	56,150	USD	50,000	4.21%	3M USD Libor + 1.00%	1,123.00
Mizuho	2011	2014	KRW	112,800	USD	100,000	3.86%	3M USD Libor + 0.80%	1,128.00
DBS	2011	2014	KRW	109,500	USD	100,000	3.80%	3M USD Libor + 0.85%	1,095.00

Counterparty	Contract year		Contract amounts				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
Deutsche Bank	2009	2014	KRW	126,610	USD	100,000	5.39%	6.25%	1,266.10
Nomura Securities	2009	2014	KRW	126,610	USD	100,000	5.35%	6.25%	1,266.10
Nomura Securities	2009	2014	KRW	126,610	USD	100,000	5.33%	6.25%	1,266.10
Mogan Stanley	2009	2014	KRW	126,610	USD	100,000	5.32%	6.25%	1,266.10
Mogan Stanley	2010	2014	KRW	126,610	USD	100,000	5.30%	6.25%	1,266.10
Barclays	2010	2014	KRW	126,610	USD	100,000	5.29%	6.25%	1,266.10
CITI	2010	2014	KRW	126,610	USD	100,000	5.27%	6.25%	1,266.10
JP Mogan	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
Deutsche Bank	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
RBS	2010	2014	KRW	126,610	USD	100,000	4.93%	6.25%	1,266.10
DBS	2010	2013	KRW	226,900	USD	200,000	3.70%	Libor 3M + 0.25%	1,134.50
SMBC	2010	2013	KRW	113,400	USD	100,000	3.92%	Libor 3M + 0.90%	1,134.00
BTMU	2010	2013	KRW	56,525	USD	50,000	3.92%	Libor 3M + 0.90%	1,130.50
MISUHO	2010	2013	KRW	56,750	USD	50,000	3.92%	Libor 3M + 0.90%	1,135.00
CITI	2010	2015	KRW	116,080	USD	100,000	3.97%	3.13%	1,160.80
Deutsche Bank	2010	2015	KRW	116,080	USD	100,000	3.98%	3.13%	1,160.80
RBS	2010	2015	KRW	116,080	USD	100,000	3.97%	3.13%	1,160.80
HSBC	2010	2015	KRW	116,080	USD	100,000	3.23%	3.13%	1,160.80
UBS	2010	2015	KRW	116,080	USD	100,000	3.23%	3.13%	1,160.80
CITI	2012	2022	KRW	112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012	2022	KRW	112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012	2022	KRW	112,930	USD	100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012	2022	KRW	112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012	2022	KRW	111,770	USD	100,000	2.89%	3.00%	1,117.70
Hana Bank	2012	2022	KRW	111,770	USD	100,000	2.87%	3.00%	1,117.70
SC	2012	2022	KRW	111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012	2022	KRW	55,885	USD	50,000	2.79%	3.00%	1,117.70

(3)	Currency swap contracts which are designated as hedge instruments, as of December 31, 2012 are as follows (KRW in millions, USD in thousands):

Counterparty	Contract year		Contract amounts				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
Credit Suisse	2009	2013	KRW	194,750	USD	150,000	4.75%	5.00%	1,298.33
CITI	2006	2016	KRW	113,200	USD	100,000	1.05%	6.00%	1,132.00
Barclays	2006	2016	KRW	113,200	USD	100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006	2016	KRW	113,200	USD	100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
Barclays	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
CITI	2011	2017	KRW	105,260	USD	100,000	3.99%	3.63%	1,052.60
HSBC	2012	2014	KRW	45,264	USD	40,000	3.25%	Libor(3M) + 1.5%	1,131.60
CITI	2012	2014	KRW	33,948	USD	30,000	3.25%	Libor(3M) + 1.5%	1,131.60

Counterparty	Contract year		Contract amounts				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
RBS	2012	2014	KRW	22,632	USD	20,000	3.25%	Libor(3M) + 1.5%	1,131.60
UOB	2012	2014	KRW	33,948	USD	30,000	3.25%	Libor(3M) + 1.5%	1,131.60
DBS	2012	2014	KRW	56,580	USD	50,000	3.20%	Libor(3M) + 1.5%	1,131.60
ANZ	2012	2014	KRW	22,632	USD	20,000	3.20%	Libor(3M) + 1.5%	1,131.60
CITI	2012	2014	KRW	20,369	USD	18,000	3.20%	Libor(3M) + 1.5%	1,131.60
Credit Suisse	2012	2014	KRW	45,264	USD	40,000	2.77%	Libor(3M) + 1.5%	1,131.60
RBS	2012	2014	KRW	58,843	USD	52,000	2.77%	Libor(3M) + 1.5%	1,131.60
UBS AG	2006	2016	KRW	98,100	USD	100,000	5.48%	5.50%	981.00
Credit Suisse	2006	2016	KRW	98,100	USD	100,000	5.48%	5.50%	981.00
CITI	2008	2013	KRW	113,304	USD	120,000	4.96%	5.38%	944.20
Goldman Sachs	2008	2013	KRW	113,304	USD	120,000	4.96%	5.38%	944.20
Barclays	2008	2013	KRW	56,652	USD	60,000	4.96%	5.38%	944.20
Barclays	2006	2016	KRW	71,888	USD	75,000	4.81%	5.50%	958.51
Deutsche Bank	2006	2016	KRW	71,888	USD	75,000	4.81%	5.50%	958.51
RBS	2012	2017	KRW	142,500	USD	125,000	3.83%	3.13%	1,140.00
Barclays	2012	2017	KRW	142,500	USD	125,000	3.83%	3.13%	1,140.00
JP Morgan	2012	2017	KRW	142,500	USD	125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012	2017	KRW	142,500	USD	125,000	3.83%	3.13%	1,140.00
Barclays	2004	2014	KRW	172,875	USD	150,000	5.10%	5.75%	1,152.50
RBS	2008	2013	KRW	149,040	USD	150,000	5.03%	5.38%	993.60
Deutsche Bank	2008	2013	KRW	149,040	USD	150,000	5.03%	5.38%	993.60
BTMU	2010	2013	KRW	113,200	USD	100,000	4.11%	USD Libor + 0.8%	1,132.00
BTMU	2010	2015	KRW	55,900	USD	50,000	4.03%	3M Libor + 1.20%	1,118.00
RBS	2012	2017	KRW	115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012	2017	KRW	115,140	USD	100,000	3.38%	2.50%	1,151.40
Hana Bank	2012	2017	KRW	115,140	USD	100,000	3.38%	2.50%	1,151.40
Barclays	2012	2017	KRW	57,570	USD	50,000	3.38%	2.50%	1,151.40
SC	2012	2017	KRW	57,570	USD	50,000	3.38%	2.50%	1,151.40
Nomura Securities	2012	2017	KRW	57,570	USD	50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012	2017	KRW	57,570	USD	50,000	3.38%	2.50%	1,151.40

(4)	Interest rate swap contracts which are not designated as hedge instruments, as of December 31, 2012 are as follows (KRW in millions):

Counterparty	Contract year			Contract interest rate per annum
			Contract amounts	Pay	Receive
Korea Exchange Bank	2010	2013	100,000	4.18%	3M CD + 0.58%
Nonghyup Bank	2010	2015	100,000	4.90%	3M CD + 1.05%
Nonghyup Bank	2010	2015	100,000	4.83%	3M CD + 0.90%
Nonghyup Bank	2010	2015	50,000	4.77%	3M CD + 0.90%
Korea Development Bank	2012	2016	200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012	2016	100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012	2016	50,000	3.49%	3M CD + 0.25%
HSBC	2012	2016	50,000	3.49%	3M CD + 0.25%
SC	2012	2016	200,000	3.55%	3M CD + 0.26%
SC	2012	2017	160,000	3.57%	3M CD + 0.32%
Korea Exchange Bank	2011	2014	100,000	4.08%	3M CD + 0.03%
Korea Exchange Bank	2011	2014	100,000	3.89%	3M CD + 0.05%
Korea Exchange Bank	2011	2013	100,000	3.89%	3M CD + 0.07%
Shinhan Bank	2011	2014	100,000	3.63%	3M CD + 0.18%
Korea Exchange Bank	2011	2013	100,000	3.85%	3M CD + 0.43%
Woori Bank	2011	2013	150,000	3.92%	3M CD + 0.43%
Kookmin Bank	2011	2013	100,000	3.84%	3M CD + 0.44%
Hana Bank	2011	2013	50,000	3.67%	3M CD + 0.25%
Korea Exchange Bank	2011	2014	200,000	3.66%	3M CD + 0.24%
Korea Exchange Bank	2011	2013	100,000	3.53%	3M CD + 0.14%
Korea Exchange Bank	2011	2013	100,000	3.56%	3M CD + 0.19%
Korea Exchange Bank	2012	2015	100,000	3.58%	3M CD + 0.15%
Korea Exchange Bank	2012	2015	200,000	3.65%	3M CD + 0.10%
Korea Exchange Bank	2012	2015	100,000	2.86%	3M CD + 0.05%
Woori Bank	2012	2013	200,000	3.88%	3M CD + 0.54%
Korea Exchange Bank	2010	2013	100,000	4.11%	3M CD + 0.25%

(5)	Interest rate swap contracts which are designated as hedge instruments as of December 31, 2012 are as follows (JOD in thousands, USD in thousands):

Counterparty	Contract year				Contract interest rate per annum
			Contract amounts		Pay	Receive
BNP Paribas	2009	2027	JOD	112,421	4.16%	USD Libor 6 M
KFW	2009	2027	JOD	112,421	4.16%	USD Libor 6 M
Credit Agricole	2012	2033	USD	126,712	1.33% ~ 4.10%	1 ~ 6M USD Libor
SMBC	2012	2033	USD	134,212	1.33% ~ 4.18%	1 ~ 6M USD Libor

(6)	Currency forward contracts which are not designated as hedge instruments as of December 31, 2012 are as follows (KRW in millions, USD in thousands):

Counterparty	Contract date	Maturity date	Contract amounts		Contract exchange rate
			Pay	Receive
RBS	2012.12.28	2013.01.02	KRW 15,143	USD 13,754	1,101.00
RBS	2012.12.28	2013.01.02	KRW 12,494	USD 11,348	1,101.00
RBS	2012.10.12	2013.01.10	KRW 12,319	USD 11,204	1,099.50
RBS	2012.10.18	2013.01.16	KRW 9,578	USD 8,730	1,097.10
RBS	2012.10.18	2013.01.16	KRW 14,855	USD 13,540	1,097.10
RBS	2012.12.12	2013.03.12	KRW 11,840	USD 11,066	1,069.90
RBS	2012.12.13	2013.03.13	KRW 3,982	USD 3,727	1,068.50
RBS	2012.12.17	2013.03.14	KRW 11,731	USD 10,973	1,069.00
RBS	2012.12.17	2013.03.14	KRW 4,574	USD 4,279	1,069.00
RBS	2012.12.18	2013.03.14	KRW 7,549	USD 7,062	1,069.00
RBS	2012.12.18	2013.03.14	KRW 13,964	USD 13,063	1,069.00
RBS	2012.12.26	2013.01.28	KRW 5,377	USD 5,000	1,075.30
CS	2012.12.28	2013.01.03	KRW 5,900	USD 5,366	1,099.50
CS	2012.10.12	2013.01.08	KRW 11,654	USD 10,599	1,099.50
KEB	2012.10.26	2013.01.22	KRW 14,801	USD 13,600	1,088.30
KEB	2012.12.14	2013.03.12	KRW 20,055	USD 18,761	1,069.00
KEB	2012.12.26	2013.01.28	KRW 1,191	USD 1,107	1,076.20
Barclays	2012.12.28	2013.02.04	KRW 5,367	USD 5,000	1,073.35
Barclays	2012.10.11	2013.04.11	KRW 164,475	USD 150,000	1,096.50
CITI	2012.12.18	2013.01.22	KRW 1,974	USD 1,839	1,073.25
Barclays	2012.12.20	2013.01.24	KRW 489	USD 454	1,076.90
Credit Suisse	2012.12.20	2013.01.28	KRW 5,381	USD 5,000	1,076.15
RBS	2012.12.26	2013.01.28	KRW 5,376	USD 5,000	1,075.10
Credit Agricole	2012.12.27	2013.01.31	KRW 10,744	USD 10,000	1,074.35
RBS	2012.12.27	2013.01.31	KRW 5,369	USD 5,000	1,073.80
Barclays	2012.12.28	2013.01.31	KRW 5,366	USD 5,000	1,073.10
RBS	2012.12.28	2013.01.31	KRW 5,363	USD 5,000	1,072.60
SC	2011.08.08	2013~2015	USD 32,088	KRW 35,303	1,093.10 ~1,103.20

(7)	Interest rate swap contracts which are designated as hedge instruments as of December 31, 2012 are as follows (KRW in millions, JPY in thousands):

Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive
RBS	2012.11.07	2013.02.28	KRW	13,687	JPY	1,000,000	1,368.70
RBS	2012.11.15	2013.02.28	KRW	13,528	JPY	1,000,000	1,352.80
KEB	2012.10.16	2013.02.28	KRW	14,186	JPY	1,000,000	1,418.59
KEB	2012.12.24	2013.02.28	KRW	8,955	JPY	700,000	1,279.34

(8)	Other derivatives which are not designated as hedge instruments as of December 31, 2012 are as follows (USD in thousands):

(a)	Target Redemption Forwards and others

Counterparty	Contract date	Maturity date	Contract exercise price	Contract amounts
Barclays	2012.07.02	2013.07.02	1,116.00	USD 5,000	(*1)

(*1)	Target redemption forward

FX target redemption forward is an option that consists of a series of forward contracts. Each forward settlement depends on the exchange rate of two currencies. Also, if the accumulated settlement reaches a pre-defined cap (target), the contract is terminated immediately.

(9)	The gain and loss on valuation and transaction of derivatives for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	Net income effects of valuation gain (loss)				Net income effects of trading gain (loss)				Accumulated other comprehensive income(*1)
	2012		2011		2012		2011		2012		2011
Currency forward	￦	(3,789)	￦	3,910	￦	(964)	￦	(3,329)	￦	(4,004)	￦	—
Currency swap		(539,883)		148,299		(19,734)		(47,799)		7,883		(2,863)
Interest swap		(21,384)		(23,426)		(11,000)		1,209		(65,884)		(34,526)
Other derivatives		(9,492)		(3,767)		8,618		210		—		—

	￦	(574,548)	￦	125,016	￦	(23,080)	￦	(49,709)	￦	(62,005)	￦	(37,389)

(*1)	Loss on valuation of derivatives using cash flow hedge accounting is reflected within accumulated other comprehensive income (loss) of KRW 63,850 million, net of tax, as of December 31, 2012.

12.	OTHER FINANCIAL ASSETS

Other financial assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Current		Non-Current		Current		Non-Current
Loans and receivables	￦	72,888	￦	668,733	￦	216,635	￦	651,037
Present value discount		(1,224)		(67,009)		(995)		(73,652)
Long-term/short-term financial instruments		468,351		1,042		531,388		334

	￦	540,015	￦	602,766	￦	747,028	￦	577,719

13.	INVENTORIES

Inventories as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Acquisition cost		Valuation allowance		Book value
Raw materials	￦	2,285,822	￦	(65)	￦	2,285,757
Merchandises		379		—		379
Work-in-progress		68,127		—		68,127
Finished goods		53,640		—		53,640
Supplies		523,397		(4,496)		518,901
Inventories in transit		506,547		—		506,547
Other inventories		6,990		—		6,990

	￦	3,444,902	￦	(4,561)	￦	3,440,341

	Dec. 31, 2011
	Acquisition cost		Valuation allowance		Book value
Raw materials	￦	2,590,921	￦	(65)	￦	2,590,856
Merchandises		407		—		407
Work-in-progress		55,880		—		55,880
Finished goods		43,859		(4,256)		39,603
Supplies		491,980		(5,808)		486,172
Inventories in transit		675,262		—		675,262
Other inventories		3,571		—		3,571

	￦	3,861,880	￦	(10,129)	￦	3,851,751

The reversal of the inventory valuation allowances is deducted from the cost of sales by the amount of KRW 5,568 million, KRW 211 million and KRW 2,146 million, for the years ended December 31, 2012, 2011 and 2010, respectively, due to the increase of net realizable value of inventory and foreign exchange fluctuation.

The total write - downs of inventories for the years ended December 31, 2012, 2011 and 2010 are KRW 6,920 million, KRW 6,747 million and KRW 5,487 million, respectively.

14.	FINANCE LEASE RECEIVABLES

(1)	Finance lease contract

The Company provides Qatrana gas combined power plant to Jordan Electric Power Company under power purchase agreements (“PPA”) for 25 years which is accounted for as a finance lease.

(2)	Finance lease receivables as of December 31, 2012 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Minimum lease payment		Present value of minimum lease payment		Minimum lease payment		Present value of minimum lease payment
Less than 1 year	￦	46,758	￦	4,134	￦	37,885	￦	9,279
1 ~ 5 years		192,651		27,422		139,810		31,324
More than 5 years		783,314		361,904		612,978		334,939

	￦	1,022,723	￦	393,460	￦	790,673	￦	375,542

(3)	There are no impaired finance lease receivables as of December 31, 2012.

15.	NON-FINANCIAL ASSETS

Non-financial assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Current		Non-Current		Current		Non-Current
Advanced payment	￦	146,042	￦	4,607	￦	103,424	￦	30,239
Prepaid expense		230,260		100,804		229,593		82,523
Others(*1)		287,745		35,027		114,376		495,398

	￦	664,047	￦	140,438	￦	447,393	￦	608,160

(*1)	As noted in Note 2, the FCPTA amounts have been reclassified into non-financial assets (non-current). The FCPTA amounts have been subjected to a government hold-order in respect to billing and collection under the Korean government’s action to defer the settlement under an emergency situation. The FCPTA amounts subjected to government hold-orders were KRW 358,349 million and KRW 1,519,022 million for 2011 and 2012, respectively, representing a total of KRW 1,877,371 million accumulated as of December 31, 2012. At the end of 2011, the Company determined it was probable that the Company would collect the FCPTA amounts based on the Regulation for Electricity Service, which states that recognized the FCPTA amounts are to be settled in the following year when a hold-order is in place. During the fourth quarter of 2012, the Company had further consultations with the Korean government as to the outlook for the lifting the hold-order. Furthermore, on January 11, 2013, the Ministry of Trade, Industry and Energy informed the Company that the FCPTA system needed to be reassessed because of the current circumstances such as the prolonged unbilled period since announcement of the FCPTA system. The Company has therefore concluded that considering the prolonged unbilled period and recent consultations with, and information from, the Ministry of Trade, Industry and Energy the Company would not be able to bill and collect unbilled FCPTA amounts for the foreseeable future. As a result, the Company wrote off the entire unbilled FCPTA amounts recognized through December 31, 2012, including the unbilled FCPTA amounts as of December 31, 2011. As a result, there were no FCPTA amounts remaining in the consolidated statement of financial position as of December 31, 2012 (refer to Note 36. Other profit (loss) “Impairment loss on non-current non-financial asset”).

16.	CONSOLIDATED SUBSIDIARIES

(1)	The Company’s consolidated subsidiaries as of December 31, 2012 and 2011 are as follows:

Consolidated subsidiaries(*1)	Key Operation Activities	Location	Dec. 31, 2012	Dec. 31, 2011
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.	Architectural engineering for utility plant	KOREA	74.86%	74.86%
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance	KOREA	70.00%	75.00%
Korea Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
Korea Electric Power Data Network Co., Ltd.	Information services	KOREA	100.00%	100.00%
Garorim Tidal Power Plant Co.,Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
Korea Power Engineering & Power Services Co., Ltd.	Operation and maintenance of utility plant	KOREA	52.43%	54.00%
Dongducheon Dream Power Co., Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding Company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding Company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding Company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding Company	PHILIPPINES	100.00%	100.00%

Consolidated subsidiaries(*1)	Key Operation Activities	Location	Dec. 31, 2012	Dec. 31, 2011
KEPCO Philippines Corporation	Utility plant rehabilitation and operation	PHILIPPINES	100.00%	100.00%
KEPCO Iliyan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding Company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding Company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding Company	SINGAPOLE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding Company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Ltd.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding Company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Inc.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Sylardus Holding B.V.	Holding Company	NETHERLANDS	100.00%	100.00%
Akkuyu Finance B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%
Akkuyu Fuel B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%
Akkuyu Operations B.V.	Construction and operation of utility plant	NETHERLANDS	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding Company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding Company	NETHERLANDS	100.00%	100.00%

Consolidated subsidiaries(*1)	Key Operation Activities	Location	Dec. 31, 2012	Dec. 31, 2011
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Cebu Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP Philippine Holdings Corporation	Holding Company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding Company	USA	100.00%	100.00%
EWP Renewable Co.	Holding Company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza Holdings, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza II, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding Company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Fuel Cell Power Plant Co., Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	30.00%
KOMIPO America Inc.	Holding Company	USA	100.00%	—
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	75.00%	—
EWPRC Biomass Holdings, LLC	Holding Company	USA	100.00%	—
KOSEP USA, INC.	Power generation	USA	100.00%	—
Nepal Water & Energy Development Company Pty Ltd.(*1,2)	Construction and operation of utility plant	NEPAL	50.00%	—
PT. EWP Indonesia	Holding Company	INDONESIA	100.00%	—
KOWEPO America LLC.	Solar photovoltaic power generation	USA	100.00%	—
KEPCO Netherlands J3 B.V.	Holding Company	NETHERLANDS	100.00%	—
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	—
EWP Barbados 2 SRL	Holding Company	BARBADOS	100.00%	—
Global One Pioneer B.V.	Holding Company	NETHERLANDS	100.00%	—
Global Energy Pioneer B.V.	Holding Company	NETHERLANDS	100.00%	—
KOSEP Wind Power, LLC.	Power generation	USA	100.00%	—
Mira Power Limited	Power generation	PAKISTAN	76.00%	—

(*1)	As of December 31, 2012, the reporting period end date of all consolidated subsidiaries is December 31, except for Nepal Water & Energy Development Company Pty Ltd., of which period end date is July 31.

(*2)	The Company owns less than 50% of the shares of the respective entities, however the Company has obtained the majority of the voting power through the shareholders’ agreement.

(2)	The consolidated subsidiaries that are newly included in the consolidation for the year ended December 31, 2012 are as follows.

<Newly included in consolidated subsidiaries for 2012>

Method of investment
Gyeongju Wind Power Co., Ltd.	Step Acquisition
KOMIPO America Inc.	New investment
Boulder Solar Power, LLC	New investment
EWPRC Biomass Holdings, LLC	New investment
KOSEP USA, INC.	New investment
Nepal Water & Energy Development Company Pty Ltd.	New investment
PT. EWP Indonesia	New investment
KOWEPO America LLC.	New investment
KEPCO Netherlands J3 B.V.	New investment
Korea Offshore Wind Power Co., Ltd.	New investment
EWP Barbados 2 SRL	New investment
Global One Pioneer B.V.	New investment
Global Energy Pioneer B.V.	New investment
KOSEP Wind Power, LLC.	New investment
Mira Power Limited	New investment

17.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

(1)	Investments in associates and joint ventures as of December 31, 2012 and 2011 are as follows (KRW in millions):

Dec. 31, 2012
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
ASSOCIATES
Daegu Green Power Co., Ltd.	Power generation	KOREA	48%	￦	57,360	￦	56,007
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	24%		94,500		2,049,340
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727		18,936
YTN Co., Ltd.	Broadcasting	KOREA	21%		59,000		37,876
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		43,900		33,379
Gangwon Wind Power Co., Ltd.(*1)	Wind power generation	KOREA	15%		5,725		12,113
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		88,885		110,346
Korea Power Exchange(*5)	Management of power market	KOREA	100%		127,839		176,264
AMEC Partners Korea(*2)	Resources development	KOREA	19%		707		141
Hyundai Energy Co., Ltd.	Power generation	KOREA	29%		57,150		49,463
Ecollite Co., Ltd.	Artificial light- weight aggregate	KOREA	29%		168		1,266
Taebaek Wind Power Co., Ltd.	Construction and service	KOREA	25%		3,810		3,728
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		3,313		1,600

Dec. 31, 2012
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost	Book value
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%	2,850	2,711
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%	638	613
Daeryun Power Co., Ltd.	Power generation and support	KOREA	20%	25,477	25,017
JinanJangsu Wind Power CO., Ltd.	Power generation	KOREA	25%	100	78
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%	3,801	3,926
Commerce and industry energy Co., Ltd.	Power generation	KOREA	30%	8,500	7,066
KNH Solar Co., Ltd.	Power generation	KOREA	27%	1,296	1,089
SPC Power Corporation	Power generation	PHILIPPINES	38%	20,635	36,760
Gemeng International Energy Group Co., Ltd.	Power generation	CHINA	34%	413,153	549,730
PT. Cirebon Electric Power	Power generation	INDONESIA	28%	39,217	17,022
KNOC Nigerian East Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%	12	—
KNOC Nigerian West Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%	12	—
Dolphin Property Limited(*3)	Rental company	NIGERIA	15%	12	—
E-Power S.A	Operation of utility plant and sales of electricity	HAITI	30%	3,779	5,646
PT Wampu Electric Power	Power generation	INDONESIA	46%	18,935	15,644
PT. Bayan Resources TBK	Resources development	INDONESIA	20%	615,860	642,636
S-Power Co., Ltd.	Power generation	KOREA	40%	82,000	81,679
Pioneer gas power limited(*7)	Power generation	INDIA	23%	39,899	37,875
Eurasia Energy Holdings	Power generation and Resources development	RUSSIA	40%	461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25%	29	27
Busan Solar Co., Ltd.(*2)	Power generation	KOREA	20%	643	546
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25%	50	5
Green Biomass Co., Ltd.	Power generation	KOREA	34%	714	637
Gumi-ochang Photovoltaic Power Co., Ltd.(*1)	Power generation	KOREA	10%	288	282
Chungbuk Photovoltaic Power Co., Ltd.(*1)	Power generation	KOREA	10%	166	159
Cheonan Photovoltaic Power Co., Ltd.(*1)	Power generation	KOREA	10%	122	109
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29%	2,978	2,624

				1,828,713	3,982,340

Dec. 31, 2012
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
JOINT VENTURES (*7)
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	66%	￦	11,355	￦	10,269
Eco Biomass Energy Sdn. Bhd.	Power generation	MALAYSIA	62%		9,661		—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660		28,705
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49%		398		—
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55%		30		29
Waterbury Lake Uranium LP	Resources development	CANADA	40%		25,839		24,906
ASM-BG Investicii AD	Power generation	BULGARIA	50%		14,731		16,024
RES Technology AD	Power generation	BULGARIA	50%		14,698		14,637
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103		2,023
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	75%		94,579		121,737
Canada Korea Uranium Limited Partnership(*4)	Resources development	CANADA	13%		5,404		5,083
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463		5,663
Gansu Datang Yumen Wind Power Company Ltd.	Power generation	CHINA	40%		16,621		20,381
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		121,928		156,449
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		10,858		10,125
Rabigh Electricity Company	Construction of utility plant and sales of electricity	SAUDI ARABIA	40%		1,357		—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70		814
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910		293,007
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		833		1,222
Busan shinho Solar power Co., Ltd.	Power generation	KOREA	25%		2,100		2,056
STX Electric Power Co., Ltd.	Power generation	KOREA	49%		98,000		96,698
YEONGAM Wind Power Co., Ltd.	Power generation	KOREA	49%		11,584		11,563
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium sized business by proxy	KOREA	29%		290		213

Dec. 31, 2012
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
Expressway Solar-light Power Generation Co., Ltd	Power generation	KOREA	29%		3,132		3,132
Yeongam F1 Solar Power Plant	Power generation	KOREA	29%		1,740		1,673
KODE NOVUS 1 LLC.	Power generation	USA	50%		19,213		17,691
KODE NOVUS 2 LLC.	Power generation	USA	49%		12,498		11,550
Daejung Offshore Wind Power Co., Ltd	Power generation	KOREA	50%		4,990		4,844
Arman Asia Electric Power Company(*6)	Power generation	JORDAN	60%		981		687
KEPCO-ALSTOM Power Electronics Systems, Inc.(*6)	R&D	KOREA	51%		5,629		5,629
Dongbu Power Dangjin Corporation	Power generation	KOREA	40%		40,000		40,000
Honam Wind Power Co., Ltd.	Power generation	KOREA	30%		1,783		1,783

					870,438		908,593

				￦	2,699,151	￦	4,890,933

(*1)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*2)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*3)	The Company holds less than 20% of the equity shares of these investments in associates. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the company has significant financial transactions with the associate which can affect its influence on the entity.

(*4)	The Company holds less than 20% of the equity shares of the entity. However, the Company has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*5)	The Company holds 100% of the equity shares of the investments in associate. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government’s requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	The Company holds more than 50% of the equity shares of the entities. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*7)	As of reporting date, the reporting period end of all investment in associates and joint ventures ends in December, except for Pioneer gas power limited.

Dec. 31, 2011
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
ASSOCIATES
Daegu Green Power Co., Ltd.	Power generation	KOREA	41%	￦	12,300	￦	11,621
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	24%		94,500		1,968,886
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727		20,968
YTN Co. Ltd.	Broadcasting	KOREA	21%		59,000		36,977
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		30,000		24,576
Gangwon Wind Power Co., Ltd.(*1)	Wind power generation	KOREA	15%		5,725		10,112
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		64,235		84,109
Korea Power Exchange(*5)	Management of power market	KOREA	100%		127,839		163,041
AMEC Partners Korea(*2)	Resources development	KOREA	19%		707		176
Hyundai Energy Co., Ltd.	Power generation	KOREA	29%		33,147		53,281
Ecollite Co., Ltd.	Artificial light- weight aggregate	KOREA	34%		168		1,219
Taebaek Wind Power Co., Ltd.	Construction and service	KOREA	25%		3,810		3,680
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		2,261		1,078
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850		2,735
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		638		627
Daeryun Power co., Ltd.	Power generation and support	KOREA	20%		20,790		20,227
JinanJangsu Wind Power CO., Ltd.	Power generation	KOREA	25%		100		78
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		3,801		3,749
Commerce and industry energy Co., Ltd	Power generation	KOREA	30%		8,500		8,497
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	30%		1,440		1,430
KNH Solar Co., Ltd.	Power generation	KOREA	27%		1,296		1,295
SPC Power Corporation	Power generation	PHILIPPINES	40%		20,635		37,660
Gemeng International Energy Group Co., Ltd.	Power generation	CHINA	34%		413,153		555,104
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217		15,513
KNOC Nigerian East Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%		12		—
KNOC Nigerian West Oil Co., Ltd.(*3)	Resources development	NIGERIA	15%		12		—
Dolphin Property Limited(*3)	Rental company	NIGERIA	15%		12		—
E-Power S.A	Operation of utility plant and sales of electricity	HAITI	30%		3,779		3,967

Dec. 31, 2011
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
PT Wampu Electric Power	Power generation	INDONESIA	46%		17,360		16,452
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860		671,096

					1,587,874		3,718,154

JOINT VENTURES
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	66%	￦	11,355	￦	11,172
Eco Biomass Energy Sdn. Bhd.	Power generation	MALAYSIA	62%		9,661		9,783
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660		29,971
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49%		285		—
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55%		30		—
Waterbury Lake Uranium LP	Resources development	CANADA	40%		21,786		21,691
ASM-BG Investicii AD	Power generation	BULGARIA	50%		14,731		14,921
RES Technology AD	Power generation	BULGARIA	50%		14,698		14,563
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103		2,044
Kings Plaza JV, LLC(*6)	Power generation	USA	75%		8,820		8,651
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	76%		94,579		98,943
Canada Korea Uranium Limited Partnership(*4)	Resources development	CANADA	13%		5,404		5,348
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463		6,056
Gansu Datang Yumen Wind Power Company Ltd.	Power generation	CHINA	40%		16,621		22,368
Datang Chifeng Renewable Power Co.,Ltd.	Power generation	CHINA	40%		121,928		183,455
Datang KEPCO Chaoyang Renewable Power Co.,Ltd.	Power generation	CHINA	40%		10,858		6,931
Rabigh Electricity Company	Construction of utility plant and sales of electricity	SAUDI ARABIA	40%		1,357		—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70		137
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910		311,750
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		833		—

Dec. 31, 2011
Investee	Key Operating activities	Location	Owner- ship(%)	Acquisition cost		Book value
Busan shinho Solar power Co., Ltd.	Power generation	KOREA	20%		2		2
STX Electric Power Co., Ltd.	Power generation	KOREA	49%		19,601		19,416

					692,755		767,202

				￦	2,280,629	￦	4,485,356

(*1)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*2)	The Company holds less than 20% of the equity shares of this investment. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*3)	The Company holds less than 20% of the equity shares of these investments in associates. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the company has significant financial transactions with the associate which can affect its influence on the entity.

(*4)	The Company holds less than 20% of the equity shares of the entity. However, the Company has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the company’s financial and operating policy of the board of directors.

(*5)	The Company holds 100% of the equity shares of the investments in associate. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government’s requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	The Company holds more than 50% of the equity shares of the entities. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*7)	As of December 31, 2011, the fiscal year end of all investment in associates and joint ventures listed in Note 17 ends in December.

(2)	The fair value of associates and joint ventures which are actively traded on the open market and have a readily available market value as of December 31, 2012 and 2011 are as follows (KRW in millions):

Associates	Dec. 31, 2012		Dec. 31, 2011
Korea Electric Power Industrial Development Co., Ltd.	￦	49,066	￦	63,815
Korea Gas Corporation		1,419,390		788,130
YTN Co., Ltd.		31,770		24,840
PT. Bayan Resources TBK		625,864		1,533,601

(3)	Changes in investment in associates and joint ventures for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012
Investee	Jan. 1, 2012		Acquisition		Disposal		Dividend received		Share in Income (loss)		Changes in equity		Others		Dec. 31, 2012
ASSOCIATES
Daegu Green Power Co., Ltd.	￦	11,621	￦	45,060	￦	—	￦	—	￦	(316)	￦	(343)	￦	(15)	￦	56,007
Korea Gas Corporation		1,968,886		—		—		(14,364)		88,689		5,697		(568)		2,049,340
Korea Electric Power Industrial Development Co., Ltd.		20,968		—		—		(2,467)		788		—		(353)		18,936
YTN Co., Ltd.		36,977		—		—		(225)		1,454		(10)		(320)		37,876
Cheongna Energy Co., Ltd.		24,576		13,900		—		—		(5,097)		—		—		33,379
Gangwon Wind Power Co., Ltd.		10,112		—		—		(852)		2,682		171		—		12,113
Hyundai Green Power Co., Ltd.		84,109		24,650		—		(11,014)		12,601		42		(42)		110,346
Korea Power Exchange		163,041		—		—		—		13,223		—		—		176264
AMEC Partners Korea		176		—		—		—		(35)		—		—		141
Hyundai Energy Co., Ltd.		53,281		—		—		—		(3,758)		—		(60)		49,463
Ecollite Co., Ltd.		1,219		—		—		—		(283)		330		—		1,266
Taebaek Wind Power Co., Ltd.		3,680		—		—		—		48		—		—		3,728
Alternergy Philippine Investments Corporation		1,078		1,052		—		—		(498)		(32)		—		1,600
Muju Wind Power Co., Ltd.		2,735		—		—		—		(24)		—		—		2,711
Pyeongchang Wind Power Co., Ltd.		627		—		—		—		(14)		—		—		613
Daeryun Power Co., Ltd.		20,227		4,687		—		—		127		(24)		—		25,017
JinanJangsu Wind Power Co., Ltd.		78		—		—		—		—		—		—		78
Changjuk Wind Power Co., Ltd.		3,749		—		—		—		177		—		—		3,926
Commerce and industry energy Co., Ltd		8,497		—		—		—		(1,431)		—		—		7,066
Gyeongju Wind Power Co., Ltd.		1,430		—		—		—		—		—		(1,430)		—
KNH Solar Co., Ltd.		1,295		—		—		—		(206)		—		—		1,089
SPC Power Corporation		37,660		—		—		(1,512)		1,035		(617)		194		36,760
Gemeng International Energy Group Co., Ltd.		555,104		—		—		—		27,918		(33,292)		—		549,730
PT. Cirebon Electric Power		15,513		—		—		—		4,253		(1,502)		(1,242)		17,022
KNOC Nigerian East Oil Co., Ltd.(*1)		—		—		—		—		1,286		650		(1,936)		—
KNOC Nigerian West Oil Co., Ltd.(*1)		—		—		—		—		1,915		565		(2,480)		—
Dolphin Property Limited(*1)		—		—		—		—		64		17		(81)		—
E-Power S.A		3,967		—		—		(96)		2,083		(308)		—		5,646
PT Wampu Electric Power		16,452		1,558		—		—		(1,173)		—		(1,193)		15,644
PT. Bayan Resources TBK		671,096		—		—		(15,594)		(449)		(11,946)		(471)		642,636
S-Power Co., Ltd.		—		82,000		—		—		(57)		(260)		(4)		81,679
Pioneer gas power limited		—		39,899		—		—		—		(2,024)		—		37,875
Eurasia Energy Holdings		—		461		—		—		(461)		—		—		—
Xe-Pian Xe-Namnoy Power Co., Ltd.		—		29		—		—		—		(2)		—		27
Busan Solar Co., Ltd.		—		643		—		—		(97)		—		—		546
Hadong Mineral Fiber Co., Ltd.		—		50		—		—		(45)		—		—		5
Green Biomass Co., Ltd.		—		714		—		—		(77)		—		—		637
Gumi-ochang Photovoltaic Power Co., Ltd.		—		288		—		—		(6)		—		—		282
Chungbuk Photovoltaic Power Co., Ltd		—		166		—		—		(7)		—		—		159
Cheonan Photovoltaic Power Co., Ltd		—		122		—		—		(13)		—		—		109
PT. Mutiara Jawa		—		2,978		—		—		(110)		(244)		—		2,624

		3,718,154		218,257		—		(46,124)		145,186		(43,132)		(10,001)		3,982,340

	2012
Investee	Jan. 1, 2012		Acquisition		Disposal		Dividend received		Share in Income (loss)		Changes in equity		Others		Dec. 31, 2012
JOINT VENTURES
KEPCO-Uhde Inc.	￦	11,172	￦	—	￦	—	￦	—	￦	(894)	￦	—	￦	(9)	￦	10,269
Eco Biomass Energy Sdn. Bhd.		9,783		—		—		—		(2,064)		1,263		(8,982)		—
Datang Chaoyang Renewable Power Co., Ltd.		29,971		—		—		(2,479)		1,905		(1,702)		1,010		28,705
Shuweihat Asia Power Investment B.V.		—		114		—		—		(98)		(16)		—		—
Shuweihat Asia Operation & Maintenance Company		—		—		—		—		30		(1)		—		29
Waterbury Lake Uranium LP		21,691		4,053		—		—		—		(667)		(171)		24,906
ASM-BG Investicii AD		14,921		—		—		—		2,765		(1,662)		—		16,024
RES Technology AD		14,563		—		—		—		1,298		(1,224)		—		14,637
KV Holdings, Inc.		2,044		—		—		(89)		79		(11)		—		2,023
Kings Plaza JV, LLC		8,651		—		(9,150)		—		499		—		—		—
KEPCO SPC Power Corporation		98,943		—		—		—		24,591		(1,875)		78		121,737
Canada Korea Uranium Limited Partnership		5,348		—		—		—		(12)		—		(253)		5,083
KEPCO Energy Resource Nigeria Limited		6,056		—		—		—		(186)		(207)		—		5,663
Gansu Datang Yumen Wind Power Company Ltd.		22,368		—		—		—		(715)		(1,272)		—		20,381
Datang Chifeng Renewable Power Co., Ltd.		183,455		—		—		(22,561)		3,077		(10,225)		2,703		156,449
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		6,931		—		—		—		633		(1,488)		4,049		10,125
Rabigh Electricity Company		—		—		—		—		6,143		(32,009)		25,866		—
Rabigh Operation & Maintenance Company		137		—		—		—		722		(45)		—		814
Jamaica Public Service Company Limited		311,750		—		—		(2,216)		3,680		46		(20,253)		293,007
KW Nuclear Components Co., Ltd.		—		—		—		—		1,222		—		—		1,222
Busan shinho Solar power Co., Ltd.		2		2,098		—		—		(44)		—		—		2,056
STX Electric Power Co., Ltd.		19,416		78,400		—		—		(741)		(377)		—		96,698
YEONGAM Wind Power Co., Ltd.		—		11,583		—		—		(20)		—		—		11,563
Global Trade Of Power System Co., Ltd		—		290		—		—		(77)		—		—		213
Expressway Solar-light Power Generation Co., Ltd		—		3,132		—		—		—		—		—		3,132
Yeongam F1 Solar Power Plant		—		1,740		—		—		(67)		—		—		1,673
KODE NOVUS 1 LLC.		—		19,213		—		—		(485)		(1,037)		—		17,691
KODE NOVUS 2 LLC.		—		12,498		—		—		(189)		(759)		—		11,550
Daejung Offshore Wind Power Co., Ltd.		—		4,990		—		—		(146)		—		—		4,844
Arman Asia Electric Power Company		—		981		—		—		(232)		(62)		—		687
KEPCO-ALSTOM Power Electronics Systems, Inc.		—		5,629		—		—		—		—		—		5,629
Dongbu Power Dangjin Corporation		—		40,000		—		—		—		—		—		40,000
Honam Wind Power Co., Ltd.		—		1,783		—		—		—		—		—		1,783

		767,202		186,504		(9,150)		(27,345)		40,674		(53,330)		4,038		908,593

	￦	4,485,356	￦	404,761	￦	(9,150)	￦	(73,469)	￦	185,860	￦	(96,462)	￦	(5,963)	￦	4,890,933

(*1)	Due to the accumulated deficit, the Company’s investment balance in KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited and Rabigh Electricity Company are zero. However, the Company’s investments in these entities were through a loan to the entities in addition to a direct investment in their equity. As a result, the Company continues to recognize its share in loss and the changes in equity of these entities in the statement of comprehensive income by recording a provision allowance against the Company’s loans to overseas business (due from the respective entities).

	2011
Investee	Jan. 1, 2011		Acquisition		Disposal		Dividend received		Share in income(loss)		Changes in equity		Others		Dec. 31, 2011
ASSOCIATES
Daegu Green Power Co., Ltd.	￦	5,810	￦	6,150	￦	—	￦	—	￦	(314)	￦	(30)	￦	5	￦	11,621
Korea Gas Corporation		1,890,437		—		—		(11,718)		44,391		48,331		(2,555)		1,968,886
Korea Electric Power Industrial Development Co., Ltd.		17,473		—		—		(1,475)		7,917		10		(2,957)		20,968
YTN		35,569		—		—		(135)		2,182		35		(674)		36,977
Cheongna Energy Co., Ltd.		26,092		—		—		—		(1,516)		—		—		24,576
Gangwon Wind Power Co., Ltd.		8,576		—		—		(852)		2,624		(236)		—		10,112
Hyundai Green Power Co., Ltd.		43,113		26,100		—		(5,541)		20,207		56		174		84,109
Korea Power Exchange		156,057		—		—		—		6,984		—		—		163,041
The 3rd energy fund		2,220		—		(1,680)		(536)		(4)		—		—		—
AMEC Partners Korea		151		209		—		—		(181)		(3)		—		176
Hyundai Energy Co., Ltd.		31,968		—		—		—		(2,970)		—		24,283		53,281
Ecollite Co. Ltd.		1,450		—		—		—		(231)		—		—		1,219
Taebaek Wind Power Co., Ltd.		2,461		1,298		—		—		(79)		—		—		3,680
Alternergy Philippine Investments Corporation		788		929		—		—		(651)		12		—		1,078
Muju Wind Power Co., Ltd.		2,803		—		—		—		(68)		—		—		2,735
Pyeongchang Wind Power Co., Ltd.		11		625		—		—		(9)		—		—		627
Daeryun Power Co., Ltd.		2,930		17,820		—		—		(424)		(78)		(21)		20,227
JinanJangsu Wind Power Co., Ltd.		79		—		—		—		(1)		—		—		78
Changjuk Wind Power Co., Ltd.		119		3,681		—		—		(51)		—		—		3,749
Commerce and industry energy Co., Ltd		8,497		—		—		—		—		—		—		8,497
Gyeongju Wind Power Co., Ltd.		—		1,440		—		—		(10)		—		—		1,430
KNH Solar Co.,Ltd.		—		1,296		—		—		(1)		—		—		1,295
SPC Power Corporation		33,053		—		(1,022)		—		6,001		605		(977)		37,660
Gemeng International Energy Group Co.,Ltd.		543,147		—		—		—		(18,490)		30,447		—		555,104
PT. Cirebon Electric Power		20,985		—		—		—		(516)		(4,997)		41		15,513
KNOC Nigerian East Oil Co., Ltd.(*1)		—		—		—		—		(2,071)		233		1,838		—
KNOC Nigerian West Oil Co., Ltd.(*1)		—		—		—		—		(1,827)		213		1,614		—
Dolphin Property Limited(*1)		—		—		—		—		(245)		30		215		—
E-Power S.A		2,814		—		—		—		1,077		76		—		3,967
PT Wampu Electric Power		12,518		4,842		—		—		(1,214)		—		306		16,452
PT. Bayan Resources TBK		641,389		—		—		(6,637)		29,161		7,348		(165)		671,096

		3,490,510		64,390		(2,702)		(26,894)		89,671		82,052		21,127		3,718,154

	2011
Investee	Jan. 1, 2011		Acquisition		Disposal		Dividend received		Share in income(loss)		Changes in equity		Others		Dec. 31, 2011
JOINT VENTURES
KEPCO-Uhde Inc.	￦	—	￦	11,355	￦	—	￦	—	￦	(183)	￦	—	￦	—	￦	11,172
Eco Biomass Energy Sdn. Bhd.		9,661		—		—		—		—		—		122		9,783
Datang Chaoyang Renewable Power Co., Ltd.		15,138		10,041		—		—		2,199		2,561		32		29,971
Shuweihat Asia Power Investment B.V.		13		271		—		—		(180)		(104)		—		—
Shuweihat Asia Operation & Maintenance Company		—		30		—		—		(30)		—		—		—
Waterbury Lake Uranium LP		—		4,446		(4,335)		—		—		(75)		21,655		21,691
ASM-BG Investicii AD		—		14,731		—		—		775		(585)		—		14,921
RES Technology AD		—		14,698		—		—		484		(619)		—		14,563
KV Holdings, Inc.		—		2,103		—		—		(4)		(55)		—		2,044
Kings Plaza JV, LLC		8,820		—		—		(694)		547		—		(22)		8,651
KEPCO SPC Power Corporation		72,663		13,593		—		—		10,691		2,050		(54)		98,943
Canada Korea Uranium Limited Partnership		5,408		—		—		—		(19)		—		(41)		5,348
KEPCO Energy Resource Nigeria Limited		6,867		—		—		—		(461)		(350)		—		6,056
Gansu Datang Yumen Wind Power Company Ltd.		21,555		—		—		(305)		(134)		1,288		(36)		22,368
Datang Chifeng Renewable Power Co.,Ltd.		134,790		23,265		—		(13,926)		22,645		16,366		315		183,455
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		—		10,858		—		—		—		121		(4,048)		6,931
Rabigh Electricity Company(*1)		—		—		—		—		(9,616)		(35,836)		45,452		—
Rabigh Operation & Maintenance Company		61		—		—		—		72		4		—		137
Jamaica Public Service Company Limited		—		301,910		—		(20,350)		4,470		(3,174)		28,894		311,750
KW Nuclear Components Co., Ltd.		345		—		—		—		(345)		—		—		—
Busan shinho Solar power Co., Ltd.		—		2		—		—		—		—		—		2
STX Electric Power Co., Ltd.		—		19,600		—		—		(184)		—		—		19,416

		275,321		426,903		(4,335)		(35,275)		30,727		(18,408)		92,269		767,202

	￦	3,765,831	￦	491,293	￦	(7,037)	￦	(62,169)	￦	120,398	￦	63,644	￦	113,396	￦	4,485,356

(*1)	Due to the accumulated deficit, the Company’s investment balance in KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited and Rabigh Electricity Company are zero. However, as the Company’s investments in these entities were through a loan to the entities in addition to a direct investment in their equity. As a result, the Company continues to recognize its share in loss and the changes in equity of these entities in the statement of comprehensive income by recording a provision allowance against the Company’s loans to overseas business (due from the respective entities).

(4)	Summary financial information of investments in associates and joint ventures as of and for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
Investee	Total assets		Total liabilities		Sales		Net income (loss)
ASSOCIATES
Daegu Green Power Co., Ltd.	￦	148,814	￦	31,645	￦	5	￦	(707)
Korea Gas Corporation		40,631,086		32,252,753		35,714,565		366,675
Korea Electric Power Industrial Development Co., Ltd.		125,614		60,319		250,183		1,822
YTN Co. Ltd.		345,862		169,119		124,276		5,735
Cheongna Energy Co., Ltd.		446,396		376,358		31,125		(11,556)
Gangwon Wind Power Co., Ltd.		145,628		65,203		34,342		18,770
Hyundai Green Power Co., Ltd.		952,240		572,151		283,539		43,555
Korea Power Exchange		189,548		13,284		82,667		14,308
AMEC Partners Korea		1,119		375		1,045		(181)
Hyundai Energy Co., Ltd.		201,781		92,109		—		—
Ecollite Co. Ltd.		5,283		880		—		(878)
Taebaek Wind Power Co., Ltd.		51,901		36,988		3,849		194
Alternergy Philippine Investments Corporation		3,207		8		—		(899)
Muju Wind Power Co., Ltd.		10,843		—		—		(96)
Pyeongchang Wind Power Co., Ltd.		2,455		1		—		(53)
Daeryun Power Co., Ltd.		366,059		240,264		—		(559)
JinanJangsu Wind Power Co., Ltd.		310		—		—		—
Changjuk Wind Power Co., Ltd.		40,922		27,835		1,749		591
Commerce and industry energy Co., Ltd		101,001		77,685		14,075		(4,083)
KNH Solar Co.,Ltd.		30,665		26,657		1,385		(764)
SPC Power Corporation		104,886		8,150		11,851		6,131
Gemeng International Energy Group Co.,Ltd.		5,234,058		3,617,205		1,575,590		75,650
PT. Cirebon Electric Power		1,009,607		947,711		159,655		15,462
KNOC Nigerian East Oil Co.,Ltd.		239,810		291,330		—		(7,636)
KNOC Nigerian West Oil Co.,Ltd.		145,322		187,148		—		(6,704)
Dolphin Property Limited		6,264		9,415		506		(101)
E-Power S.A		73,829		58,312		60,416		6,931
PT Wampu Electric Power		80,850		46,842		—		(2,549)
PT. Bayan Resources TBK		1,976,368		1,407,518		1,645,400		76,426
S-Power Co., Ltd.		205,853		1,985		—		(142)
Pioneer gas power limited		65,000		16,371		—		—
Eurasia Energy Holdings		3,421		3,562		—		(1,275)
Xe-Pian Xe-Namnoy Power Co., Ltd.		13,539		13,432		—		—
Busan Solar Co., Ltd.		12,991		10,233		444		(492)
Hadong Mineral Fiber Co., Ltd.		19		—		—		(181)
Green Biomass Co., Ltd.		8,034		6,160		—		(226)
Gumi-ochang Photovoltaic Power Co., Ltd.		20,136		17,316		1,314		(60)
Chungbuk Photovoltaic Power Co., Ltd		8,599		7,014		302		(77)
Cheonan Photovoltaic Power Co., Ltd		6,252		5,154		173		(121)
PT. Mutiara Jawa		9,068		16		—		(380)

JOINT VENTURES
KEPCO-Uhde Inc.	￦	16,063	￦	504	￦	—	￦	(1,354)
Eco Biomass Energy Sdn. Bhd.		17,494		3,888		—		—
Datang Chaoyang Renewable Power Co.,Ltd.		195,746		123,983		19,117		5,179
Shuweihat Asia Power Investment B.V.		65		65		—		(189)

	Dec. 31, 2012
Investee	Total assets	Total liabilities	Sales	Net income (loss)
Shuweihat Asia Operation & Maintenance Company	70	17	—	(45)
Waterbury Lake Uranium LP	62,885	621	—	—
ASM-BG Investicii AD	99,485	67,437	15,453	3,551
RES Technology AD	98,036	68,762	9,428	(704)
KV Holdings, Inc.	5,057	—	—	198
KEPCO SPC Power Corporation	527,718	333,972	159,412	33,100
Canada Korea Uranium Limited Partnership	40,866	41	—	(10)
KEPCO Energy Resource Nigeria Limited	24,732	5,855	—	(898)
Gansu Datang Yumen Wind Power Company Ltd.	125,198	74,422	9,619	(1,789)
Datang Chifeng Renewable Power Co., Ltd	945,001	553,772	103,162	10,445
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	70,554	45,241	4,046	1,586
Rabigh Electricity Company	2,383,131	2,579,352	6,479	44,518
Rabigh Operation & Maintenance Company	4,350	2,315	9,002	1,810
Jamaica Public Service Company Limited	1,167,350	761,650	1,286,441	19,694
KW Nuclear Components Co., Ltd.	25,540	22,824	8,990	3,560
Busan shinho Solar power Co., Ltd.	35,324	27,140	—	(176)
STX Electric Power Co., Ltd.	203,754	6,411	—	(1,490)
YEONGAM Wind Power Co., Ltd.	23,470	—	—	(58)
Global Trade Of Power System Co., Ltd.	754	20	—	(266)
Expressway Solar-light Power Generation Co., Ltd.	12,451	1,650	—	1
Yeongam F1 Solar Power Plant	55,011	49,241	—	(230)
KODE NOVUS 1 LLC.	122,061	95,603	166	(1,222)
KODE NOVUS 2 LLC.	87,303	63,731	—	(387)
Daejung Offshore Wind Power Co., Ltd.	9,750	42	—	(292)
Arman Asia Electric Power Company	55,119	53,973	—	(386)
KEPCO-ALSTOM Power Electronics Systems, Inc.	11,473	435	—	—
Dongbu Power Dangjin Corporation	94,967	532	—	(3,942)
Honam Wind Power Co., Ltd.	9,112	3,243	—	(72)

	Dec. 31, 2011
Investee	Total assets		Total liabilities		Sales		Net income
ASSOCIATES
Daegu Green Power Co., Ltd.	￦	28,557	￦	213	￦	—	￦	(609)
Korea Gas Corporation		36,016,009		27,966,599		28,493,663		181,484
Korea Electric Power Industrial Development Co., Ltd.		122,578		50,273		266,418		17,861
YTN Co. Ltd.		338,084		165,537		124,798		9,539
Cheongna Energy Co., Ltd.		388,189		306,594		14,643		(5,131)
Gangwon Wind Power Co., Ltd.	￦	148,265	￦	81,178	￦	29,199	￦	13,276
Hyundai Green Power Co., Ltd.		743,829		453,799		278,804		63,902
Korea Power Exchange		186,240		23,200		80,885		6,983
AMEC Partners Korea		1,230		305		825		(952)
Hyundai Energy Co., Ltd.		201,781		92,109		—		(828)
Ecollite Co. Ltd.		3,679		40		—		(690)
Taebaek Wind Power Co., Ltd.		38,452		23,732		—		(315)
Alternergy Philippine Investments Corporation		2,186		29		—		(973)
Muju Wind Power Co., Ltd.		10,970		32		—		(274)
Pyeongchang Wind Power Co., Ltd.		2,922		415		—		(36)
Daeryun Power Co., Ltd.		151,684		50,083		—		(2,144)
JinanJangsu Wind Power CO., Ltd.		313		—		—		(2)
Changjuk Wind Power Co., Ltd.		23,521		11,026		—		(172)

	Dec. 31, 2011
Investee	Total assets		Total liabilities		Sales		Net income
ASSOCIATES
Commerce and industry energy Co., Ltd		88,361		60,197		—		—
Gyeongju Wind Power Co., Ltd.		4,770		4		—		(34)
KNH Solar Co., Ltd.		4,800		2		—		(2)
SPC Power Corporation		111,564		12,467		13,020		7,043
Gemeng International Energy Group Co., Ltd.		4,980,501		3,347,843		1,280,069		(100,414)
PT. Cirebon Electric Power		913,213		856,798		—		(5,386)
KNOC Nigerian East Oil Co., Ltd.		257,837		322,590		—		(8,496)
KNOC Nigerian West Oil Co., Ltd.		155,815		214,588		—		(7,883)
Dolphin Property Limited		6,511		10,205		1,067		(471)
E-Power S.A		75,211		65,289		54,633		4,267
PT Wampu Electric Power		38,922		3,156		—		(2,598)
PT. Bayan Resources TBK		1,610,547		990,782		1,612,046		239,030

JOINT VENTURES
KEPCO-Uhde Inc.	￦	16,964	￦	36	￦	—	￦	(277)
Eco Biomass Energy Sdn. Bhd.		15,957		2,581		—		(776)
Datang Chaoyang Renewable Power Co., Ltd.		213,751		138,823		9,203		5,498
Shuweihat Asia Power Investment B.V.		103		129		—		(297)
Shuweihat Asia Operation & Maintenance Company		208		254		—		(100)
Waterbury Lake Uranium LP		54,477		250		—		—
ASM-BG Investicii AD		120,829		87,903		—		817
RES Technology AD		121,543		88,730		—		41
KV Holdings, Inc.		5,109		—		—		(11)
Kings Plaza JV, LLC		25,910		14,807		10,440		778
KEPCO SPC Power Corporation		546,503		383,068		111,705		10,272
Canada Korea Uranium Limited Partnership		42,931		60		—		(12)
KEPCO Energy Resource Nigeria Limited		26,673		6,488		741		(1,335)
Gansu Datang Yumen Wind Power Company Ltd.		133,980		78,236		10,104		(335)
Datang Chifeng Renewable Power Co., Ltd		1,130,479		671,765		121,277		56,725
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		25,973		8,646		—		—
Rabigh Electricity Company		1,815,708		1,976,274		—		(372)
Rabigh Operation & Maintenance Company		863		520		650		235
Jamaica Public Service Company Limited		1,191,391		769,188		553,196		13,711
KW Nuclear Components Co., Ltd.		8,922		9,767		—		(1,609)
Busan shinho Solar power Co., Ltd.		10		—		—		—
STX Electric Power Co., Ltd.		44,967		5,345		—		(377)

	Dec. 31, 2010
Investee	Total assets		Total liabilities		Sales		Net income
ASSOCIATES
Daegu Green Power Co., Ltd.	￦	14,358	￦	186	￦	—	￦	(748)
Korea Gas Corporation		30,023,269		22,294,581		22,740,460		276,831
Korea Electric Power Industrial Development Co., Ltd.		107,529		47,278		241,644		18,208
YTN Co. Ltd.		316,535		150,558		116,676		5,121
Cheongna Energy Co., Ltd.		332,163		245,437		6,963		(7,467)
Gangwon Wind Power Co., Ltd.		162,533		105,684		19,949		7,106
Hyundai Green Power Co., Ltd.		509,667		361,000		76,224		24,167
Korea Power Exchange		169,212		13,155		77,033		9,527
The 3rd energy fund		4,626		—		—		—
AMEC Partners Korea		1,221		428		496		(1,454)
Hyundai Energy Co., Ltd.		113,512		24,571		—		(2,881)
Ecollite Co. Ltd.		4,350		22		—		(515)
Taebaek Wind Power Co., Ltd.		9,858		13		—		(111)
Alternergy Philippine Investments Corporation		1,607		31		—		(594)
Muju Wind Power Co., Ltd.		11,250		38		—		(188)
Pyeongchang Wind Power Co., Ltd.		43		—		—		(7)
Daeryun Power		22,212		41		—		(573)
JinanJangsu Wind Power CO., Ltd.		319		2		—		(81)
Changjuk Wind Power Co., Ltd.		399		1		—		(2)
Commerce and industry energy Co., Ltd		31,554		3,390		—		(10)
SPC Power Corporation		95,436		12,805		24,239		15,605
Gemeng International Energy Group Co., Ltd.		4,286,124		2,688,636		768,528		(53,547)
PT. Cirebon Electric Power		730,804		654,495		—		(9,402)
KNOC Nigerian East Oil Co., Ltd.		254,420		304,057		—		(8,311)
KNOC Nigerian West Oil Co., Ltd.		153,399		198,800		—		(7,865)
Dolphin Property Limited		5,594		7,857		1,155		(642)
E-Power S.A		48,948		42,868		—		(1,377)
PT Wampu Electric Power	￦	27,770	￦	558	￦	—	￦	(3,014)
PT. Bayan Resources TBK		1,048,244		664,435		1,111,654		37,673

JOINT VENTURES
Eco Biomass Energy Sdn. Bhd.		14,976		574		—		(2,157)
Datang Chaoyang Renewable Power Co., Ltd.		76,531		38,685		3,547		1,544
Shuweihat Asia Power Investment B.V.		27		—		—		—
Kings Plaza JV, LLC		25,910		14,807		10,440		778
KEPCO SPC Power Corporation		436,653		312,627		—		(5,954)
Canada Korea Uranium Limited Partnership		43,265		43		—		(1)
KEPCO Energy Resource Nigeria Limited		31,524		8,634		5,843		493
Gansu Datang Yumen Wind Power Company Ltd.		135,697		81,810		14,712		4,676
Datang Chifeng Renewable Power Co., Ltd.		1,040,214		703,151		116,416		42,942
Rabigh Electricity Company		1,193,950		1,262,867		—		—
Rabigh Operation & Maintenance Company		152		—		—		—
KW Nuclear Components Co., Ltd.		6,455		5,691		—		(840)

(5)	As of December 31, 2012 and 2011, there is no unrecognized equity interest related to investments in associates whose book value has been reduced to zero due to accumulated losses.

18.	PROPERTY, PLANT AND EQUIPMENT

(1) Property, plant and equipment as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Acquisition cost		Government grants		Accumulated depreciation		Accumulated impairment losses (*1)		Book value
Land	￦	13,504,739	￦	(3,106)	￦	—	￦	—	￦	13,501,633
Buildings		12,093,805		(44,387)		(3,538,059)		(853)		8,510,506
Structures		49,877,698		(177,173)		(12,462,959)		(1,183)		37,236,383
Machinery		42,782,904		(105,112)		(10,087,349)		(11,229)		32,579,214
Ships		5,011		—		(3,225)		—		1,786
Vehicles		173,373		(128)		(136,128)		—		37,117
Equipment		801,679		(922)		(618,524)		—		182,233
Tools		659,851		(192)		(537,720)		—		121,939
Construction in- progress		21,279,062		(94,676)		—		—		21,184,386
Finance lease assets		2,385,238		—		(1,521,561)		—		863,677
Asset retirement costs		7,720,913		—		(1,757,747)		—		5,963,166
Others		7,286,289		—		(5,092,189)		—		2,194,100

	￦	158,570,562	￦	(425,696)	￦	(35,755,461)	￦	(13,265)	￦	122,376,140

	Dec. 31, 2011
	Acquisition cost		Government grants		Accumulated depreciation		Accumulated impairment losses (*1)		Book value
Land	￦	13,161,848	￦	(3,106)	￦	—	￦	—	￦	13,158,742
Buildings		11,176,328		(46,097)		(2,976,955)		(853)		8,152,423
Structures		47,437,594		(170,474)		(10,737,933)		(1,183)		36,528,004
Machinery		36,967,714		(97,725)		(6,847,662)		(11,229)		30,011,098
Ships		4,199		—		(2,959)		—		1,240
Vehicles		166,188		(2)		(127,969)		—		38,217
Equipment		700,265		(301)		(527,506)		—		172,458
Tools		609,581		(448)		(492,678)		—		116,455
Construction in-progress		20,001,400		(89,600)		—		—		19,911,800
Finance lease assets		2,385,276		—		(1,393,076)		—		992,200
Asset retirement costs		3,369,869		—		(1,644,423)		—		1,725,446
Others		6,117,233		—		(4,540,435)		—		1,576,798

	￦	142,097,495	￦	(407,753)	￦	(29,291,596)	￦	(13,265)	￦	112,384,881

(*1)	The Company recognizes impairment loss on each asset separately, reflecting various factors such as physical impairment during the replacement.

(2)	Changes in property, plant and equipment for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012
	Jan. 1, 2012		Acquisition		Disposal		Depreciation		Others		Dec. 31, 2012
Land		13,158,742		151,350		(3,580)		—		195,121		13,501,633
Buildings		8,152,423		12,350		(7,055)		(560,069)		912,857		8,510,506
Structures		36,528,004		712		(297,660)		(1,883,418)		2,888,745		37,236,383
Machinery		30,011,098		352,216		(101,987)		(3,328,844)		5,646,731		32,579,214
Ships		1,240		—		(6)		(294)		846		1,786
Vehicles		38,217		3,526		(49)		(16,701)		12,124		37,117
Equipment		172,458		43,291		(760)		(86,330)		53,574		182,233
Tools		116,455		26,159		(78)		(54,655)		34,058		121,939
Construction in-progress		19,911,800		10,841,215		—		—		(9,568,629)		21,184,386
Finance lease assets		992,200		—		—		(128,451)		(72)		863,677
Asset retirement costs		1,725,446		—		—		(291,867)		4,529,587		5,963,166
Others		1,576,798		16,015		—		(551,747)		1,153,034		2,194,100

	￦	112,384,881	￦	11,446,834	￦	(411,175)	￦	(6,902,376)	￦	5,857,976	￦	122,376,140

	2011
	Jan. 1, 2011		Acquisition		Disposal		Depreciation		Others		Dec. 31, 2011
Land	￦	12,891,197	￦	53,250	￦	(11,872)	￦	—	￦	226,167	￦	13,158,742
Buildings		7,960,040		75,970		(10,505)		(637,947)		764,865		8,152,423
Structures		35,201,618		55,187		(313,009)		(1,768,899)		3,353,107		36,528,004
Machinery		27,803,335		754,350		(200,053)		(3,244,487)		4,897,953		30,011,098
Ships		1,519		—		—		(279)		—		1,240
Vehicles		39,069		3,379		(123)		(15,066)		10,958		38,217
Equipment		158,606		51,023		(127)		(70,595)		33,551		172,458
Tools		116,556		31,505		(119)		(49,065)		17,578		116,455
Construction in-progress		19,253,378		9,564,163		—		—		(8,905,741)		19,911,800
Finance lease assets		1,120,405		5,894		—		(151,305)		17,206		992,200
Asset retirement costs		1,740,922		—		—		(92,140)		76,664		1,725,446
Others		1,119,821		15,681		(6)		(751,951)		1,193,253		1,576,798

	￦	107,406,466	￦	10,610,402	￦	(535,814)	￦	(6,781,734)	￦	1,685,561	￦	112,384,881

19.	INVESTMENT PROPERTIES

(1)	Investment properties as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Land	￦	564,195	￦	—	￦	—	￦	—	￦	564,195
Building		42,460		(243)		(16,189)		—		26,028

	￦	606,655	￦	(243)	￦	(16,189)	￦	—	￦	590,223

	Dec. 31, 2011
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Land	￦	498,280	￦	—	￦	—	￦	—	￦	498,280
Building		29,909		(246)		(10,794)		—		18,869

	￦	528,189	￦	(246)	￦	(10,794)	￦	—	￦	517,149

(2)	Changes in investment properties for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012
	Jan. 01, 2012		Acquisition		Disposal		Depreciation		Impairment		Others		Dec. 31, 2012
Land	￦	498,280	￦	—	￦	—	￦	—	￦	—	￦	65,915	￦	564,195
Buildings		18,869		—		—		(974)		—		8,133		26,028

	￦	517,149	￦	—	￦	—	￦	(974)	￦	—	￦	74,048	￦	590,223

	2011
	Jan. 01, 2011		Acquisition		Disposal		Depreciation		Impairment		Others		Dec. 31, 2011
Land	￦	507,170	￦	—	￦	(63)	￦	—	￦	—	￦	(8,827)	￦	498,280
Buildings		25,996		—		(942)		(927)		—		(5,258)		18,869

	￦	533,166	￦	—	￦	(1,005)	￦	(927)	￦	—	￦	(14,085)	￦	517,149

(3)	Income and expenses related to investment properties for the year ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Rent income	￦	10,365	￦	8,639
Operating and maintenance expenses (related to investment property which incurs rental income)		(974)		(927)

	￦	9,391	￦	7,712

(4)	The details of fair value of major investment properties as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Book value		Fair value		Book value		Fair value
Land	￦	564,195	￦	596,197	￦	498,280	￦	529,532
Buildings		26,028		26,918		18,869		18,067

	￦	590,223	￦	623,115	￦	517,149	￦	547,599

As of January 1, 2010, the Company assessed the fair value of its’ investment property using an independent third party. The independent third party has adequate experiences and qualifications to assess investment properties in Republic of Korea. The independent third party used benchmarking methods considering the economic value and similar other properties in the market. Valuation techniques used conform to the International Valuation Standards, based on both the income and market valuation approach. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly notified individual land price after the IFRS conversion date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	CONSTRUCTION CONTRACTS

(1)	Changes in balance of construction contracts for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012
	Jan. 1, 2012		Increase and decrease (*1)		Recognized revenue		Dec. 31, 2012
Nuclear power plant construction in UAE	￦	22,689,640	￦	(839,900)	￦	(1,490,055)	￦	20,359,685
Kazakhstan EPC and others		864,937		108,283		(365,990)		607,230

	￦	23,554,577	￦	(731,617)	￦	(1,856,045)	￦	20,966,915

(*1)	The increased balance of contracts from new orders and others for the year ended December 31, 2012 is KRW 201,823 million and the decreased balance of contracts from changes in scale of construction for 2012 is KRW 933,440 million.

	2011
	Jan. 1, 2011		Increase and decrease (*1)		Recognized revenue		Dec. 31, 2011
Nuclear power plant construction in UAE	￦	23,857,073	￦	—	￦	(1,167,433)	￦	22,689,640
Kazakhstan EPC and others		573,014		579,622		(287,699)		864,937

	￦	24,430,087	￦	579,622	￦	(1,455,132)	￦	23,554,577

(*1)	The increased balance of contracts from new orders and others for the year ended December 31, 2011 is KRW 593,979 million and the decreased balance of contracts from changes in scale of construction and others for 2011 is KRW 14,357 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of December 31, 2012 and 2011 are as follows (KRW in millions):

	2012
	Accumulated earned revenue		Accumulated expense		Accumulated profit		Unearned advance receipts		Retention
Nuclear power plant construction in UAE	￦	3,258,857	￦	3,090,859	￦	167,998	￦	—	￦	—
Kazakhstan EPC and others		629,980		592,340		37,640		541		—

	￦	3,888,837	￦	3,683,199	￦	205,638	￦	541	￦	—

	2011
	Accumulated earned revenue		Accumulated expense		Accumulated profit		Unearned advance receipts		Retention
Nuclear power plant construction in UAE	￦	1,768,802	￦	1,739,023	￦	29,779	￦	—	￦	—
Kazakhstan EPC and others		399,549		364,150		35,399		4,289		—

	￦	2,168,351	￦	2,103,173	￦	65,178	￦	4,289	￦	—

(3)	The gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Assets (*1)		Liabilities (*2)		Assets (*1)		Liabilities (*2)
Nuclear power plant construction in UAE	￦	—	￦	464,489	￦	—	￦	320,612
Kazakhstan EPC and others		136,760		11,085		37,301		16,926

	￦	136,760	￦	475,574	￦	37,301	￦	337,538

(*1) Accounted for as accounts receivable in the Company’s consolidated financial statements.

(*2) Accounted for as non-financial liabilities in the Company’s consolidated financial statements.

21.	INTANGIBLE ASSETS

(1)	Intangible assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Software	￦	319,044	￦	(198)	￦	(235,675)	￦	—	￦	83,171
Licences and franchises		3,398		—		(2,554)		—		844
Copyrights, patents rights and other industrial rights		20,621		—		(4,140)		—		16,481
Mining rights		530,169		—		(4,363)		—		525,806
Development expenses		691,918		(12,371)		(611,229)		—		68,318
Intangible assets under development		44,316		(7,305)		—		—		37,011
Usage rights of donated assets and other		372,145		(64)		(299,802)		—		72,279
Leasehold rights		19,112		—		(18,265)		—		847
Others		148,738		(1)		(57,244)		(12,436)		79,057

	￦	2,149,461	￦	(19,939)	￦	(1,233,272)	￦	(12,436)	￦	883,814

	Dec. 31, 2011
	Acquisition cost		Government grants		Accumulated amortization		Accumulated impairment losses		Book value
Software	￦	290,847	￦	(409)	￦	(197,367)	￦	—	￦	93,071
Licences and franchises		3,398		—		(1,911)		—		1,487
Copyrights, patents rights and other industrial rights		6,816		—		(2,741)		—		4,075
Mining rights		470,958		—		(76)		—		470,882
Development expenses		655,222		(11,653)		(571,061)		—		72,508
Intangible assets under development		56,556		(10,653)		—		—		45,903
Usage rights of donated assets and other		278,919		(75)		(198,865)		—		79,979
Leasehold rights		19,112		—		(18,232)		—		880
Others		141,604		(16)		(49,786)		(11,878)		79,924

	￦	1,923,432	￦	(22,806)	￦	(1,040,039)	￦	(11,878)	￦	848,709

(2)	Changes in intangible assets for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	Jan. 1, 2012	2012
		Acquisition	Disposal	Amortization	Impairment	Others	Dec. 31, 2012
Software	93,071	7,214	(3)	(38,548)	—	21,437	83,171
Licenses and franchises	1,487	—	—	(643)	—	—	844
Copyrights, patents rights and other industrial rights	4,075	2,356	(294)	(634)	(6)	10,984	16,481
Mining rights	470,882	22,510	—	(4,188)	—	36,602	525,806
Development expenses	72,508	2,463	—	(33,621)	—	26,968	68,318
Intangible assets under development	45,903	28,580	—	—	(13)	(37,459)	37,011
Usage rights of donated assets and other	79,979	—	—	(8,812)	—	1,112	72,279
Leasehold rights	880	—	—	(34)	—	1	847
Others	79,924	4,592	(2,311)	(6,880)	(440)	4,172	79,057

	848,709	67,715	(2,608)	(93,360)	(459)	63,817	883,814

	Jan. 1, 2011		2011
			Acquisition		Disposal		Amortization		Impairment		Others		Dec. 31, 2011
Software	￦	76,256	￦	9,979	￦	(23)	￦	(34,093)	￦	—	￦	40,952	￦	93,071
Licenses and franchises		2,130		—		—		(643)		—		—		1,487
Copyrights, patents rights and other industrial rights		1,700		201		(5)		(373)		—		2,552		4,075
Mining rights		464,587		—		—		—		—		6,295		470,882
Development expenses		82,725		636		—		(40,023)		—		29,170		72,508
Intangible assets under development		12,257		29,018		—		—		—		4,628		45,903
Usage rights of donated assets and other		93,628		—		—		(13,602)		—		(47)		79,979
Leasehold rights		917		—		—		(37)		—		—		880
Others		188,936		2,765		(445)		(5,958)		(221)		(105,153)		79,924

	￦	923,136	￦	42,599	￦	(473)	￦	(94,729)	￦	(221)	￦	(21,603)	￦	848,709

(3)	Specific intangible assets which are significant as of December 31, 2012 and 2011 are as follows (KRW in millions, AUD in thousands):

Dec. 31, 2012
Type	Descriptions	Currency	Amount	Remaining useful years
Software	ERP system	KRW	13,417	5 months ~ 3 years and 2 mounts
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenses	Development of manufacturing technology Zircaloy tube (21103)	KRW	2,460	1 years
Development expenses	WH type improved nuclear fuel (21506)	KRW	532	3 months
Development expenses	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	11,367	4 years and 6 months
Intangible assets under development	Smart technology verification and standard design project conducting right	KRW	2,816	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) Sharing charge	KRW	7,363	4 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	51,944	9 years
Others	Shingwangju electricity supply facility usage right	KRW	4,314	6 years and 5 months

Dec. 31, 2011
Type	Descriptions	Currency	Amount	Remaining useful years
Software	ERP system	KRW	25,400	4 months ~ 4 years and 2 mounts
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenses	Development of manufacturing technology Zircaloy tube (21103)	KRW	4,919	2 years
Development expenses	WH type improved nuclear fuel (21506)	KRW	2,659	1 year and 3 months
Intangible assets under development	Smart technology verification and standard design project conducting right	KRW	10,000	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) Sharing charge	KRW	8,887	5 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	58,240	10 years
Others	Shingwangju electricity supply facility usage right	KRW	4,986	7 years and 5 months

(4)	For the years ended December 31, 2012, 2011 and 2010, the Company recognized research and development expense of KRW 504,014 million, KRW 523,919 million and KRW 448,753 million, respectively.

22.	ACCOUNTS AND OTHER PAYABLES

(1)	Accounts and other payables as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Current		Non-current		Current		Non-current
Accounts payable	￦	3,282,240	￦	—	￦	3,132,744	￦	—
Non-trade payables		1,552,780		3,147,010		2,128,989		3,019,479
Accrued expenses		1,395,274		1,700		1,142,440		1,596
Leasehold deposits received		1,627		—		1,397		100
Other deposits received		63,104		83,376		42,593		91,594
Finance lease liabilities		121,804		885,365		127,033		1,007,976
Dividends payable		1,605		—		962		—
Others		30		56,240		—		57,392

	￦	6,418,464	￦	4,173,691	￦	6,576,158	￦	4,178,137

23.	BORROWINGS AND DEBENTURES

(1)	Borrowings and debentures as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Current liabilities:
Short-term borrowings	￦	689,310	￦	1,173,568
Current portion of long-term borrowings		1,528,237		929,508
Current portion of long-term debentures		5,480,331		4,906,203
Less current portion of present value discount		(1,586)		(1,486)
Less discount on debentures		(1,611)		(1,748)

		7,694,681		7,006,045

Non-current liabilities:
Long-term borrowings		4,695,358		4,650,986
Debentures		40,944,992		34,643,312
Less present value discount		(20,423)		(9,667)
Less discount on debentures		(95,199)		(86,133)

		45,524,728		39,198,498

	￦	53,219,409	￦	46,204,543

(2)	Short-term borrowings as of December 31, 2012 and 2011 are as follows (KRW in millions):

Dec. 31, 2012
Type	Creditor	Interest rate (%)	Amount
Local short-term borrowings	Korea Exchange bank and others	2.95 ~ 4.15	￦	461,350
Foreign short-term borrowings	DBS and others	0.78 ~ 1.25		227,960

			￦	689,310

Dec. 31, 2011
Type	Creditor	Interest rate (%)	Amount
Local short-term borrowings	Shinhan bank and others	3.53 ~ 4.87	￦	533,045
Foreign short-term borrowings	Korea exchange bank and others	0.96 ~ 2.08		633,866
Bank overdrafts	Nonghyup bank	—		6,657

			￦	1,173,568

(3)	Long-term borrowings as of December 31, 2012 and 2011 are as follows (KRW in millions, USD in thousands, IDR in thousands):

Dec. 31, 2012
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency		Local currency
Korea Development Bank	Others	0.50	2013~2044		—	9,393
Korea Development Bank	Facility	5.80	2026		—	21,800
Korea Development Bank	Facility	1.75	2027		—	9,000
Korea Exchange Bank	Commercial paper	3M CD + 0.03~0.58	2013~2015		—	1,900,000
Korea Exchange Bank	Commercial paper	3.63	2013		—	100,000
Korea Exchange Bank	Facility	3yr KTB rate - 1.25	2013~2021		—	5,843
Korea Exchange Bank	Facility	3yr KTB rate - 1.25	2013~2015		—	16,000
Korea Exchange Bank	Energy rationalization	3yr KTB rate - 1.25	2019		—	1,250
Korea Exchange Bank	Development of power resources	3yr KTB rate - 1.25	2013		—	6,000
Korea Exchange Bank	Others	3M CD + 0.25	2013		—	100,000
Korea Exchange Bank	Others	2.75	2014		—	5,200
Korea Industrial Bank	Development of power resources	4.00	2016		—	18,933
Korea Industrial Bank	Development of power resources	3yr KTB rate - 1.25	2016		—	16,000
Kookmin Bank	Development of power resources	4.00	2015		—	18,810
Hana Bank	Development of power resources	4.00, 3yr KTB rate - 1.25	2014		—	40,600
Export-Import Bank of Korea	Project loans	2.00	2026		—	38,300
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.08~0.31	2017~2019		—	2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate - 2.25	2013~2027		—	67,651
Korea Resources Corporation	Project loans	—	—		—	8,677
Others	Others	3yr KTB rate - 2.25	2023~2025		—	3,754
Korea National Oil Corporation	Project loans	3yr KTB rate -2.25	2021~2023	USD	8,784	9,409
Korea Finance Corporation and others	Project loans	3M Libor + 1.63	2014	USD	138,240	147,962
Export-Import Bank of US and others	Project loans	4.48~8.28	2014	USD	56,177	60,171
Export-Import Bank of Korea	Direct Loan	3M Libor + 2.60~3.70	2015	USD	299,769	320,857

Dec. 31, 2012
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency		Local currency
SMBC and others	Others	3M Libor + 1.10~2.30	2013~2033	USD	309,160		331,126
DBS	Facility	3M Libor + 0.25	2013	USD	200,000		214,220
PT PJB	Share Holder’s Loan	12.75	2017	IDR	29,329,121		3,258
Others	Facility	5.00~8.00	2013~2031	USD	24,259		25,976
Woori bank	Syndicated Loan	3M Libor + 0.27~1.50	2014~2017	USD	395,299		423,405

							6,223,595
Less present value discount							(22,009)
Less current portion of long-term borrowings							(1,528,237)
Add current portion of present value discount							1,586

						￦	4,674,935

Dec. 31, 2011
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency	Local currency
Korea development bank	Others	0.50	2012~2044	—	11,247
Korea exchange bank	Commercial paper	3.81~4.79, 3M CD + 0.03~0.58	2012~2014	—	2,200,000
Korea exchange bank	Energy rationalization	2.50	2019	—	1,450
Korea exchange bank	Development of power resources	3yr KTB rate -2.25	2013	—	12,000
Korea exchange bank	Facility	3yr KTB rate -1.25	2014	—	38,551
Korea exchange bank	Others	2.75	2011~2021	—	5,200
Samsung securities	Commercial paper	3M CD + 0.10	2012	—	100,000
Korea industrial bank	Development of power resources	4.00, 3yr KTB rate - 2.25	2012~2016	—	50,666
Korea industrial bank	Facility	3yr KTB rate - 1.25	2012	—	7,000
Korea industrial bank	Development of power resources	3yr KTB rate -1.25	2016	—	2,994
Kookmin bank	Development of power resources	4.00	2015	—	25,080
Hana bank	Development of power resources	4.00, 3yr KTB rate - 2.25	2014	—	60,900
Export-import Bank of Korea	Project loans	2.00	2026	—	38,300
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.08~0.31	2012~2018	—	1,712,222
Korea Resources Corporation	Development of power resources	3yr KTB rate - 2.25	2013 ~ 2026	—	82,485

Dec. 31, 2011
Financial institution	Type	Interest rate(%)	Maturity	Foreign currency		Local currency
Korea Resources Corporation	Project loans	—	—		—		11,290
Korea national oil corporation	Project loans	3yr KTB rate - 2.25	2021 ~ 2023	USD	8,784		10,131
Korea Finance Corporation and others	Project loans	3M Libor + 1.63	2013	USD	157,967		182,183
Export-import Bank of US and others	Project loans	4.48 ~ 8.28	2014	USD	93,653		108,010
Export-import Bank of Korea	Direct Loan	3M Libor + 2.60 ~ 3.70	2027	USD	319,742		368,759
SMBC and others	Others	3M Libor + 1.10 ~ 2.30	2013 ~ 2033	USD	158,461		182,753
DBS	Facility	3M Libor + 0.25	2013	USD	200,000		230,660
Others	Facility	8.00 ~ 14.00	2017 ~ 2031	USD	3,714		4,283
Woori bank	Syndicated Loan	3M Libor + 0.27 ~ 0.30	2017	USD	116,475		134,330

							5,580,494
Less present value discount							(11,153)
Less current portion of long-term borrowings							(929,508)
Add current portion of present value discount							1,486

						￦	4,641,319

(4)	Debentures as of December 31, 2012 and 2011 are as follows (KRW in millions):

Type	Contract period	Annual interest rate(%)	Dec. 31, 2012		Dec. 31, 2011
Electricity bonds	2003 ~ 2032	3.04 ~ 7.19	￦	25,590,000	￦	22,080,000
Electricity bonds	2010 ~ 2017	3M CD+0.25 ~ 1.05		1,010,000		250,000
Corporate bonds	2008 ~ 2040	3.18 ~ 7.55		10,080,010		7,990,010
				36,680,010		30,320,010

Less discount on debentures				(29,436)		(25,425)
Less current portion of long-term debentures				(3,980,000)		(4,180,010)
Add current portion of discount on debentures				814		860

			￦	32,671,388	￦	26,115,435

(5)	Foreign debentures as of December 31, 2012 and 2011 are as follows (KRW in millions):

Type	Issue date	Maturity date	Interest rate(%)	Dec. 31, 2012		Dec. 31, 2011
FY-93	1993.04.14	2013.04.14	7.75	￦	374,885	￦	403,655
FY-96	1996.04.01	2096.04.01	6.00~8.37		268,589		290,229
FY-97	1997.01.31	2027.08.04	6.75~7.00		337,093		362,963
FY-03	2003.05.25	2016.05.25	4.75~6.00		160,665		518,985
FY-04	2004.04.21	2034.04.21	5.13~5.75		481,995		518,985
FY-05	2005.11.25	2012.11.15	5.25		—		345,990
FY-06	2006.03.14	2016.09.29	4.81~5.50		696,215		403,655
FY-08	2008.02.11	2018.11.27	4.19~5.38		892,160		989,012
FY-09	2009.06.17	2014.07.21	5.50~6.25		1,606,650		1,729,950
FY-09	2009.05.08	2012.05.08	Euro Yen Tibor+2.50		—		148,516
FY-10	2010.09.16	2015.10.05	3.00~3.13		1,285,320		1,383,960
FY-10	2010.04.15	2015.11.18	3M USD Libor+0.80~1.64		589,105		864,975
FY-11	2011.07.13	2021.07.13	3.63~4.75		856,880		922,640
FY-11	2011.02.18	2014.09.17	3M USD Libor+0.80~1.00		321,330		345,990
FY-12	2012.05.10	2022.09.19	2.5~3.83		1,874,426		—

					9,745,313		9,229,505
Less discount on debentures					(67,374)		(62,456)
Less current portion of long- term liabilities					(1,500,331)		(726,193)
Add current portion of discount on debentures					797		888

				￦	8,178,405	￦	8,441,744

24.	FINANCE LEASE LIABILITIES

(1)	Lease contracts

The Company enters into a power purchase agreements (“PPA”) under which the Company is committed to purchase an aggregate capacity of 3,770 megawatts for approximately twenty years from independent power producers, such as, GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Minimum lease payment		Present Value of minimum lease payments		Minimum lease payment		Present Value of minimum lease payments
Less than 1 year	￦	221,381	￦	121,804	￦	239,008	￦	127,033
1 ~ 5 years		744,702		542,688		790,571		577,172
More than 5 years		556,276		342,677		731,787		430,804

	￦	1,522,359	￦	1,007,169	￦	1,761,366	￦	1,135,009

(3)	Current and non-current portion of finance lease liabilities as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Current finance lease liabilities	￦	121,804	￦	127,033
Non-current finance lease liabilities		885,365		1,007,976

	￦	1,007,169	￦	1,135,009

(4)	Lease payments recognized as an expense from a lessee position for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Minimum lease payment	￦	274,309	￦	282,042
Contingent rent payment		(10,028)		(8,838)

	￦	264,281	￦	273,204

(5)	The Company does not have any non-cancelable operating lease contracts as of December 31, 2012 and 2011.

25.	RETIREMENT BENEFIT OBLIGATIONS

The Company has both defined benefit plans and defined contribution plans it offers to its employees. Details regarding both plans and the Company’s retirement benefit obligations as of December 31, 2012 and 2011 are as follows.

(1)	The principal assumptions used on actuarial valuation are as follows:

	Dec. 31, 2012	Dec. 31, 2011
Discount rate	3.51% ~ 3.58%	4.27% ~ 4.35%
Expected rate of return on plan assets	3.95% ~ 5.20%	3.17% ~ 6.75%
Future salary and benefit levels	1.80% ~ 15.30%	2.10% ~ 15.17%

(2)	Details of the Company’s expense relating to its defined benefit plans for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Current service cost	￦	325,016	￦	278,792
Interest cost		99,473		117,901
Expected return on plan assets		(19,600)		(20,781)
Others		(19)		435

	￦	404,870	￦	376,347

For the years ended December 31, 2012 and 2011, the retirement benefit obligations expense of KRW 333,813 million and KRW 308,629 million, respectively, is recognized as cost of sales, and KRW 77,432 and KRW 66,955 million, respectively, is recognized as selling and administrative expenses, and KRW 49,951 million and KRW 44,850 million, respectively, is recognized as others (eg. Construction in-progress, etc.).

In addition, for the years ended December 31, 2012 and 2011, retirement benefit obligations expenses of KRW 41,265 million and KRW 31,662 million, respectively, is recognized as cost of sales, and KRW 5,067 and KRW 2,753 million, respectively, is recognized as selling and administrative expenses, and KRW 9,994 and KRW 9,672 million, respectively relates to the Company’s defined contribution plans.

(3)	Retirement benefit obligations as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Present value of defined benefit obligation from funded plans	￦	2,540,264	￦	2,327,095
Fair value of plan assets		(472,342)		(459,342)
Present value of defined benefit obligation from unfunded plans		1,943		1,423

Net retirement obligations from defined benefit plans	￦	2,069,865	￦	1,869,176

(4)	Changes in retirement benefit obligation for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Beginning balance	￦	2,328,518	￦	2,328,423
Current service cost		325,016		278,792
Interest cost		99,473		117,901
Actuarial losses		75,697		215,922
Actual payments		(286,501)		(629,403)
Others		4		16,883

Ending balance	￦	2,542,207	￦	2,328,518

(5)	Changes in the present value of the plan assets for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Beginning balance	￦	459,342	￦	433,339
Expected return		19,600		20,781
Actuarial losses		(1,136)		(3,148)
Contributions by the employers		94,763		291,339
Actual payments		(100,227)		(283,629)
Others		—		660

Ending balance	￦	472,342	￦	459,342

(6)	The amount of major categories of the fair value of plan assets and expected rate of return on plan assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Fair value of plan assets
	Dec. 31, 2012		Dec. 31, 2011
Equity instruments	￦	58,972	￦	52,285
Debt instruments		93,812		130,346
Bank deposit		109,800		152,387
Others		209,758		124,324

	￦	472,342	￦	459,342

	Expected rate of return on plan assets
	Dec. 31, 2012		Dec. 31, 2011
Equity instruments		5.28%		5.18%
Debt instruments		4.26%		4.79%
Bank deposit		4.47%		4.81%
Others		4.70%		4.88%
Weighted average		4.63%		4.86%

Expected rate of return on plan assets is weighted average of expected rate of return on each category. The managements estimate expected rate of return based on historical trend of yield and market forecasting analysis for the period during defined benefit obligations exist.

In addition, for the years ended December 31, 2012 and 2011, actual returns on plan assets are KRW 18,464 million and KRW 17,633 million, respectively.

(7)	Other long-term employee benefit obligations as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Other long-term employee benefit obligations	￦	74,469	￦	73,818

26.	PROVISIONS

Litigation

The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of December 31, 2012, the Company was engaged in 559 lawsuits as a defendant and 107 lawsuits as a plaintiff. The total amount claimed against the Company was KRW 390,878 million and the total amount claimed by the Company was KRW 74,275 million as of December 31, 2012. As of December 31, 2012, the Company had an accrual for loss contingencies of KRW 26,697 million. The Company records liabilities for estimated loss contingencies when the Company assesses that a loss is probable and the amount of the loss can be reasonably estimated. The determination for a loss contingency is based on management judgment and estimates with respect to the likely outcome of the matter, including the analysis of different scenarios. Liabilities are recorded or adjusted when events or circumstances cause these judgments or estimates to change. In assessing whether a loss is a reasonable possibility, the Company may consider the following factors: the nature of the litigation, claim or assessment, available information, opinions or views of legal counsel and other advisors, and the experience gained from similar cases. The Company provides disclosures for material contingencies when there is a reasonable possibility that a loss or an additional loss may be incurred.

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

Provision for decommissioning cost

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

Provisions of decontamination of transformer—PCBs

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

(1)	Provisions as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Current		Non-current		Current		Non-current
Litigation
Litigation provision	￦	—	￦	26,697	￦	—	￦	44,409
Decommissioning cost
Nuclear plants		—		9,462,723		—		5,061,265
Spent fuel		—		1,207,842		—		869,549
Waste		—		1,242,396		—		796,522
PCBs		—		216,669		—		215,082
Other recovery provisions		—		763		—		—
Others
Power plant regional support program		106,763		—		91,987		—
Provision for tax		2,644		1,256		—		2,013
Provision for financial guarantee		—		9,086		—		11,300
Provision for RPS		48,795		—		—		—
Others		101		374		396		95

	￦	158,303	￦	12,170,806	￦	92,383	￦	7,000,235

(2)	Changes in provisions for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

			2012
	Jan. 1, 2012		Liabilities incurred		Accretion expense		Payment		Reversal		Other		Dec. 31, 2012
Litigation
Litigation provision	￦	44,409	￦	17,165	￦	202	￦	(16,784)	￦	(18,295)	￦	—	￦	26,697
Decommissioning cost
Nuclear plants		5,061,265		4,173,744		227,714		—		—		—		9,462,723
Spent fuel		869,549		606,707		39,780		(310,458)		—		2,264		1,207,842
Waste		796,522		427,768		33,080		(15,272)		—		298		1,242,396
PCBs		215,082		4,294		12,554		(12,261)		—		—		219,669
Others		—		763		—		—		—		—		763
Others
Power plant regional support program		91,987		—		41,661		(42,386)		—		15,501		106,763
Provision for tax		2,013		75		2,109		—		(297)		—		3,900
Provision for financial guarantee		11,300		—		—		—		(2,214)		—		9,086
Provision for RPS		—		105,857		—		(57,062)		—		—		48,795
Others		491		629		80		(346)		(371)		(8)		475

	￦	7,092,618	￦	5,337,002	￦	357,180	￦	(454,569)	￦	(21,177)	￦	18,055	￦	12,329,109

			2011
	Jan. 1, 2011		Liabilities incurred		Accretion expense		Payment		Reversal		Other		Dec. 31, 2011
Litigation
Litigation provision	￦	79,116	￦	40,144	￦	628	￦	(7,373)	￦	(39,124)	￦	(28,982)	￦	44,409
Decommissioning cost
Nuclear plants		4,694,607		155,718		210,940		—		—		—		5,061,265
Spent fuel		834,247		197,596		122,004		(284,298)		—		—		869,549
Waste		447,473		—		279,330		(13,026)		—		82,745		796,522
PCBs		278,011		22,153		16,351		(16,276)		(85,157)		—		215,082
Others
Power plant regional support program		76,955		—		39,437		(42,299)		—		17,894		91,987
Provision for tax		8,219		205		—		—		(6,411)		—		2,013
Provision for financial guarantee		—		11,300		—		—		—		—		11,300
Others		1,012		211		—		(70)		(54)		(608)		491

	￦	6,419,640	￦	427,327	￦	668,690	￦	(363,342)	￦	(130,746)	￦	71,049	￦	7,092,618

27.	DEFERRED REVENUE

(1)	Deferred revenue related to the Company’s construction contracts as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Deferred revenue	￦	6,031,311	￦	5,428,993

28.	NON-FINANCIAL LIABILITIES

(1)	Non-financial liabilities as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Current		Non-current		Current		Non-current
Advance received	￦	3,095,628	￦	407,819	￦	2,866,238	￦	6,607
Unearned revenue		31,660		130,426		47,620		152,750
Deferred revenue		293,792		5,737,519		—		5,428,993
Withholdings		254,700		3,886		236,834		4,911
Others		441,660		19,000		390,870		17,749

	￦	4,117,440	￦	6,298,650	￦	3,541,562	￦	5,611,010

29.	CONTRIBUTED CAPITAL

(1)	Composition of shares issued as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
	Shares authorized	Shares issued	Par value per share		Owned by Government(*1)		Others		Total
Common shares	1,200,000,000	641,964,077	￦	5,000	￦	1,640,385	￦	1,569,435	￦	3,209,820

	Dec. 31, 2011
	Shares authorized	Shares issued	Par value per share		Owned by Government(*1)		Others		Total
Common shares	1,200,000,000	641,964,077	￦	5,000	￦	1,640,385	￦	1,569,435	￦	3,209,820

(*1)	The Korea Finance Corporation ownership of KRW 960,800 million are included.

(2)	Changes in number of outstanding capital stock for the years ended December 31, 2012 and 2011

	2012	2011
Beginning balance	641,964,077	641,567,712
Increased shares issued(*1)	—	396,365

Ending balance	641,964,077	641,964,077

(*1)	On April 21, 2011, the Board of Directors of KEPCO approved the issuance of 396,365 shares of common stock to the Korean government. The Company issued new shares in consideration for the Korean government’s capital contribution to the Company; the Korean government transferred electricity transmission lines and related equipments from the Korean military to the Company.

(3)	Composition of Share premium as of December 31, 2012 and 2011 are as follows (KRW in millions)

	Dec. 31, 2012		Dec. 31, 2011
Share premium	￦	843,758	￦	843,758

30.	RETAINED EARNINGS AND DIVIDENDS PAID

(1)	Compositions of retained earnings as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Legal reserve(*1)	￦	1,603,919	￦	1,603,919
Voluntary reserves		25,961,315		21,766,678
Retained earnings before appropriations		4,999,049		12,398,497

Retained earnings	￦	32,564,283	￦	35,769,094

(*1)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Company’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Compositions of voluntary reserves as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Reserve for investment on social overhead capital	￦	5,277,449	￦	5,277,449
Reserve for research and human development(*1)		330,000		330,000
Reserve for business expansion		20,143,866		15,949,229
Reserve for equalizing dividends		210,000		210,000

	￦	25,961,315	￦	21,766,678

(*1)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Beginning balance	￦	35,769,094	￦	39,296,232
Net loss attributable to Owners of the parent Company		(3,166,616)		(3,370,464)
Changes in equity method retained earnings		(846)		(5,002)
Actuarial losses		(37,349)		(151,672)

Ending balance	￦	32,564,283	￦	35,769,094

(4)	Dividends paid for the years ended December 31, 2012 and 2011 are as follows :

2012
	Number of shares issued	Number of treasury shares	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share
Common shares	641,964,077	18,929,995	623,034,082	—	—
Preferred shares	—	—	—	—	—

2011
	Number of shares issued	Number of treasury shares	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share
Common shares	641,964,077	18,929,995	623,034,082	—	—
Preferred shares	—	—	—	—	—

(5)	Changes in retained earnings of investment in associates and joint ventures for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Beginning balance	￦	(7,058)	￦	(2,056)
Changes		(1,155)		(9,189)
Income tax effect		309		4,187

Ending balance	￦	(7,904)	￦	(7,058)

(6)	Changes in actuarial losses on retirement benefit obligations for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Beginning balance	￦	(230,548)	￦	(78,876)
Changes		(71,399)		(219,190)
Income tax effect		34,050		67,518
Transfer to reserve for business expansion		191,809		—

Ending balance	￦	(76,088)	￦	(230,548)

31.	STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the year ended December 31, 2012, the Company’s retained earnings are expected to be appropriated on March 29, 2013. For the year ended December 31, 2011, the Company’s retained earnings were appropriated on March 30, 2012.

Statements of appropriation of retained earnings of KEPCO, the parent, for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
I. RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried over from prior year	￦	—	￦	7,826,305
Effect of transition to IFRS		—		—
Loss for the period		(3,226,597)		(3,514,130)
Actuarial losses		18,442		(117,537)

		(3,208,155)		4,194,638

II. TRANSFER FROM VOLUNTARY RESERVES:
Transfer from reserve for business expansion		3,208,155		—

		3,208,155		—

III. SUBTOTAL (I + II)	￦	—	￦	4,194,638

IV. APPROPRIATIONS OF RETAINED EARNINGS:
Transfer to reserve for business expansion		—		(4,194,638)

		—		(4,194,638)

V. UNAPPROPRIATED RETAINED EARNINGS TO BE
Carried forward to subsequent year	￦	—	￦	—

32.	OTHER COMPONENTS OF EQUITY

(1)	Other components of equity of the parent as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Other capital surpluses	￦	705,448	￦	639,028
Accumulated other comprehensive income		11,957		255,095
Treasury shares		(741,489)		(741,489)
Other equity		13,294,990		13,294,990

	￦	13,270,906	￦	13,447,624

(2)	Changes in other capital surplus of the parent for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012				2011
	Gains on disposal of treasury shares		Others		Gains on disposal of treasury shares		Others
Beginning balance	￦	303,028	￦	336,000	￦	303,028	￦	266,602
Disposal of subsidiary		—		87,624		—		91,541
Increase of shares issued		—		—		—		—
Reduction of shares issued		—		—		—		—
Income tax effect		—		(21,204)		—		(22,143)

Ending balance	￦	303,028	￦	402,420	￦	303,028	￦	336,000

(3)	Changes in accumulated other comprehensive income (loss) of the parent for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012
	Available-for-sale financial asset valuation reserve		Share in other comprehensive income of investments in associates and joint ventures		Reverse for overseas operations translation credit		Reverse for gains(loss) on valuation of derivatives
Beginning balance	￦	(26,184)	￦	239,447	￦	34,488	￦	7,344
Net change in fair value of available- for-sale financial assets		2,255		—		—		—
Valuation of investments in associates and joint ventures		—		(95,889)		—		—
Overseas operations translation		—		—		(104,595)		—
Valuation of derivatives		—		—		—		(44,909)

Ending balance	￦	(23,929)	￦	143,558	￦	(70,107)	￦	(37,565)

	2011
	Available-for-sale financial asset valuation reserve		Share in other comprehensive income of investments in associates and joint ventures		Reverse for overseas operations translation credit		Reverse for gains(loss) on valuation of derivatives
Beginning balance	￦	148,753	￦	188,566	￦	(7,685)	￦	25,992
Net change in fair value of available- for-sale financial assets		(174,937)		—		—		—
Valuation of investments in associates and joint ventures		—		50,881		—		—
Overseas operations translation		—		—		42,173		—
Valuation of derivatives		—		—		—		(18,648)

Ending balance	￦	(26,184)	￦	239,447	￦	34,488	￦	7,344

(4)	Changes in treasury shares for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Beginning balance	￦	(741,489)	￦	(741,489)
Changes		—		—

Ending balance	￦	(741,489)	￦	(741,489)

(5)	Changes in other equity for the years ended December 31, 2012 and 2011 are as follows (KRW in millions):

	2012		2011
Beginning balance	￦	13,294,990	￦	13,295,000
Changes		—		(10)

Ending balance	￦	13,294,990	￦	13,294,990

33.	SALES

(1)	Details of sales for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012				2011				2010
	Domestic		Overseas		Domestic		Overseas		Domestic		Overseas
Sales of goods
Electricity	￦	45,979,601	￦	—	￦	40,502,913	￦	—	￦	37,202,310	￦	—
Heat supply		216,417		—		190,336		—		229,960		—
Others		471,115		239,454		442,486		261,734		327,859		244,196

	￦	46,667,133	￦	239,454	￦	41,135,735	￦	261,734		37,760,129		244,196

Sales of service		215,887		141,990		186,837		135,779		230,787		516,257
Sales of construction contracts		98,883		1,757,162		171,411		1,283,721		97,656		657,557

	￦	46,981,903	￦	2,138,606	￦	41,493,983	￦	1,681,234	￦	38,088,572	￦	1,418,010

34.	SELLING AND ADMINISTRATIVE EXPENSES

(1)	Composition of selling and administrative expenses for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Salaries	￦	579,305	￦	537,137	￦	532,502
Retirement benefit expense		77,432		66,955		62,482
Welfare and benefit expense		103,088		104,588		91,731
Insurance expense		4,048		3,066		2,310
Depreciation		46,498		41,900		31,560
Amortization of intangible assets		51,779		53,525		42,448
Bad debt expense		37,447		14,269		13,098
Commission		442,961		509,846		499,728
Advertising expense		23,270		21,918		22,371
Training expense		5,853		5,125		3,994
Vehicle maintenance expense		12,417		11,690		10,276
Publishing expense		2,883		2,858		2,591
Business promotion expense		3,322		3,171		3,198
Rent expense		34,505		26,550		27,429
Telecommunication expense		23,811		23,722		24,627
Transportation expense		387		226		351
Taxes and dues		46,950		64,707		56,268
Expendable supplies expense		4,999		3,720		3,600
Water, light and heating expense		10,384		8,683		8,797
Repairs and maintenance expense		13,199		12,232		9,659
Ordinary development expense		142,264		134,929		118,767
Travel expense		12,984		11,019		9,350
Clothing expense		6,438		2,356		2,242
Survey and analysis expense		815		769		722
Membership fee		672		609		523
Others		92,457		86,127		64,136

	￦	1,780,168	￦	1,751,696	￦	1,644,760

35.	OTHER OPERATING INCOME AND EXPENSE

(1)	Other operating income for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Reversal of other provisions	￦	18,472	￦	110	￦	14,754
Reversal of allowance for bad debts		152		460		6,952
Gains on assets contributed		16,486		4,392		1,390
Gains on liabilities exempted		2,329		4,578		5,679
Compensation and reparations revenue		82,021		30,350		12,501
Electricity infrastructure development fund		35,804		48,154		41,189
Revenue from research contracts		8,922		6,124		542
Revenue related to transfer of assets from customers		301,004		280,458		257,505
Rental income		185,735		180,562		168,386
Others		24,075		43,114		28,017

	￦	675,000	￦	598,302	￦	536,915

(2)	Other operating expense for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Compensation and reparations expense	￦	—	￦	2,000	￦	—
Transfer to other provisions		498		238		22,004
Depreciation expenses on investment properties		974		927		1,129
Depreciation expenses on assets not in use		9,699		6,619		6,723
Other bad debt expense		3,994		867		471
Donations		34,550		100,352		30,874
Others		24,852		36,592		8,586

	￦	74,567	￦	147,595	￦	69,787

36.	OTHER PROFIT (LOSS)

(1)	Composition of other profit(loss) for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Other profit
Gains on disposition of property plant, and equipment	￦	32,797	￦	38,776	￦	42,037
Reversal of Impairment loss on intangible assets		7		—		16
Gains on foreign currency translation(*2)		5,174		1,659		4,634
Gains on foreign currency transaction(*2)		67,006		100,811		90,452
Insurance proceeds		5,375		—		34
Others		168,869		213,624		219,110

Other loss
Loss on disposition of property plant, and equipment		(39,942)		(31,228)		(46,882)
Loss on disposition of intangible assets		(44)		(5)		(12)
Impairment loss on property, plant, and equipment		—		—		(26,648)
Impairment loss on intangible assets		(459)		(221)		(451)
Impairment loss on non-current non-financial assets(*1)		(1,877,371)		—		—
Loss on foreign currency translation(*2)		(1,312)		(5,402)		(3,603)
Loss on foreign currency transaction(*2)		(65,892)		(98,806)		(97,210)
Others		(76,043)		(53,505)		(63,270)

	￦	(1,781,835)	￦	165,703	￦	118,207

(*1)	The impairment on non-current non-financial assets was recognized for the full FCPTA amounts (refer to Note 15). Although the Regulation for Electricity Service states that recognized FCPTA amounts are to be settled in the following year, the Company recognized full impairment of the FCPTA amounts as it concluded that the collectability of the FCPTA amounts could no longer be certain since the Government had not lifted the hold-order for more than one year.

(*2)	Relates to Company’s operating activities

37.	FINANCE INCOME

(1)	Finance income for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Interest income	￦	204,123	￦	291,625	￦	120,422
Dividends income		10,452		18,894		3,341
Gains on disposition of financial assets		189		—		1,137
Gains on valuation of derivatives		3,289		171,341		27,387
Gains on transaction of derivatives		38,745		30,660		98,809
Gains on foreign currency translation(*1)		786,139		8,172		209,245
Gains on foreign currency transaction(*1)		85,420		86,779		131,150
Other finance income		—		121		—

	￦	1,128,357	￦	607,592	￦	591,491

(*1)	Gains on foreign currency translation and gains on foreign currency transaction are arising from financing activities.

(2)	Interest income included in finance income for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Cash and cash equivalents	￦	86,722	￦	72,534	￦	63,518
Held-to-maturity investments		69		85		90
Loans and receivables		47,028		202,104		35,291
Accounts and other receivables		70,304		16,902		21,523

	￦	204,123	￦	291,625	￦	120,422

38.	FINANCE EXPENSE

(1)	Finance expense for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Interest expense	￦	2,344,328	￦	2,123,579	￦	2,045,684
Impairment loss on available-for-sale financial assets		40,156		—		227
Loss on valuation of derivatives		577,837		46,325		235,194
Loss on transaction of derivatives		61,825		80,369		87,336
Loss on foreign currency translation(*1)		23,138		230,441		100,118
Loss on foreign currency transaction(*1)		21,037		38,136		89,866

	￦	3,068,321	￦	2,518,850	￦	2,558,425

(*1)	Loss on foreign currency translation and loss on foreign currency transaction are arising from financing activities.

(2)	Interest expense included in finance expense for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Accounts and other payables	￦	118,372	￦	147,882	￦	268,120
Short-term borrowings		52,025		101,304		21,449
Long-term borrowings		221,917		201,252		150,902
Debentures		2,154,599		1,936,682		1,764,938
Exchangeable bonds		—		2,533		2,515
Other financial liabilities		398,717		307,272		274,187

		2,945,630		2,696,925		2,482,111

Capitalized borrowing costs		(601,302)		(573,346)		(436,427)

	￦	2,344,328	￦	2,123,579	￦	2,045,684

Capitalization rates for the years ended December 31, 2012, 2011 and 2010 are 3.25% to 5.31%, 3.67% to 5.30% and 3.28% to 5.36%, respectively.

39.	INCOME TAX EXPENSE

(1)	Income tax expense for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Current income tax expense
Payment of income tax	￦	139,006	￦	575,972	￦	393,984
Adjustment recognized in the period for current tax of prior period		28,271		(44,524)		(65,184)
Current income tax directly recognized in equity		36,175		35,799		18,600
Change in tax reserve for uncertain tax position		1,963		(6,226)		101

		205,415		561,021		347,501

Deferred income tax expense
Generation and realization of temporary differences		(224,069)		468,133		(244,350)
Reclassified from equity to income		—		—		—
Recognition of unrecognized tax losses in the past, tax credit and temporary differences prior to previous period		245,914		(231,527)		1,130
Changes in deferred tax on tax losses incurred in the period		(1,212,610)		(1,020,378)		316,722
Impairment of deferred tax assets		(27)		697,779		—
Tax credit carry back		—		(3,525)		13,037
Changes in tax rates or tax laws		—		348,368		4,739

		(1,190,792)		258,850		91,278

Income tax expense (benefit)	￦	(985,377)	￦	819,871	￦	438,779

(2)	Reconciliation between income tax expense and accounting income for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Income (loss) before income tax expense (benefit)	￦	(4,063,346)	￦	(2,473,126)	￦	369,612

Income tax expense (benefit) in accordance with applicable tax rate (tax rate: 24.2%)		(983,330)		(598,496)		89,446

Adjustments
Additional payment of income taxes and income tax refunds		18,530		(36,544)		(74,412)
Effect of applying gradual tax rate		(2,332)		(101)		(123)
Effect of non-taxable revenue		(159,843)		(153,928)		(79,880)
Effect of nondeductible expenses		29,744		315,536		69,357
Effect of tax losses not recognized as deferred tax assets		—		697,779		—
Effects of tax credits and deduction		(82,669)		(38,367)		(21,846)
Recognition of unrecognized tax losses in the past, tax credit, and temporary differences prior to previous period		(108,511)		(237,686)		13,314
Effect of changes in deferred tax according to changes in tax rates		8,444		320,244		12,794
Consolidated deferred income tax		321,041		567,134		505,065
Tax reserve for uncertain tax position		1,533		(6,915)		—
Others		(27,984)		(8,785)		(74,936)

		(2,047)		1,418,367		349,333

Income tax expense recognized in income (loss) for the period	￦	(985,377)	￦	819,871	￦	438,779

Mean effective tax rate		24.25%		—		118.71%

The corporate tax rates applied to taxable income in 2012 and 2011 are 24.2% respectively and the corporate tax rates applied to taxable income in 2010 is 22% which is applied in Republic of Korea in which the parent company is located.

(3)	Deferred income tax directly adjusted to shareholders’ equity (except accumulated other comprehensive income) for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Gains on disposition of subsidiary	(21,204)	(22,143)	(31,263)

(4)	Income tax recognized as cumulative other comprehensive income for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012		2011		2010
Income tax recognized as cumulative other comprehensive income
Gains(loss) on valuation of available-for-sale financial assets	￦	22,774	￦	3,369	￦	8,335
Gain(loss) on valuation of derivatives using cash flow hedge accounting		(1,845)		137		23,278
Actuarial losses on retirement benefit obligations		34,704		66,873		24,208
Investment of associates		(1,377)		(12,763)		(5,958)
Others		3,123		326		—

	￦	57,379	￦	57,942	￦	49,863

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2012 and 2011 are as follows (KRW in millions):

	2012
	Beginning balance		Amounts recognized in income(loss) for the period		Amounts recognized in cumulative other comprehensive income		Amounts recognized directly in equity		Others		Ending balance
Deferred income tax on temporary differences
Long term employee benefits	￦	453,084	￦	59,327	￦	34,704		—		—	￦	547,115
Cash flow hedge		(71,459)		61,940		(1,845)		—		—		(11,364)
Investment in associates or subsidiaries		(5,141,190)		(110,133)		(1,377)		(21,204)		—		(5,273,904)
Property, plant and equipment, net		(4,940,423)		(1,385,778)		—		—		—		(6,326,201)
Finance lease		(126,880)		(33,077)		—		—		—		(159,957)
Intangible assets		32,549		(24,015)		—		—		—		8,534
Financial assets at fair value through profit or loss		26,996		3,152		—		—		—		30,148
Available-for-sale financial assets		(119,591)		22,950		22,774		—		—		(73,867)
Deferred revenue		46,538		(2,786)		—		—		—		43,752
Provisions		1,742,895		1,260,594		—		—		—		3,003,489
Doubtful receivables		9		50		—		—		—		59
Other finance liabilities		7,066		3,728		—		—		—		10,794
Gains(loss) on foreign exchange translation		97,078		(91,061)		—		—		—		6,017
Allowance for bad Debts		(1,646)		1,561		—		—		—		(85)
Accrued income		(2,154)		813		—		—		—		(1,341)
Special deduction		(194,648)		(277)		—		—		—		(194,925)
Reserve for research And human development		(33,563)		(6,922)		—		—		—		(40,485)
Others		286,400		109,347		3,123		—		—		398,870

		(7,938,939)		(130,587)		57,379		(21,204)		—		(8,033,351)

Deferred income tax on unused tax losses and tax credit
Tax losses		1,489,803		1,206,362		—		—		—		2,696,165
Tax credit		32,480		64,716		—		—		—		97,196
Others		2,355		14,126		—		—		—		16,481

		1,524,638		1,285,204		—		—		—		2,809,842

	￦	(6,414,301)	￦	1,154,617	￦	57,379	￦	(21,204)	￦	—	￦	(5,223,509)

	2011
	Beginning balance		Amounts recognized in income(loss) for the period		Amounts recognized in cumulative other comprehensive income		Amounts Recognized directly in equity		Disposition		Others		Ending balance
Deferred income tax on temporary differences
Long term employee benefits	￦	336,321	￦	48,005	￦	66,873	￦	—	￦	(2,145)	￦	4,030	￦	453,084
Cash flow hedge		(79,511)		7,915		137		—		—		—		(71,459)
Investment in associates or subsidiaries		(4,519,001)		(587,283)		(12,763)		(22,143)		—		—		(5,141,190)
Property, plant and equipment, net		(4,799,034)		(141,587)		—		—		622		(424)		(4,940,423)
Finance lease		(170,075)		43,290		—		—		(5)		(90)		(126,880)
Intangible assets		30,247		2,145		—		—		—		157		32,549
Financial assets at fair value through profit or loss		26,302		694		—		—		—		—		26,996
Available-for-sale financial assets		(110,749)		(12,211)		3,369		—		—		—		(119,591)
Deferred revenue		32,562		13,976		—		—		—		—		46,538
Provisions		1,437,030		306,827		—		—		—		(962)		1,742,895
Doubtful receivables		54		(45)		—		—		—		—		9
Other finance liabilities		2,701		4,556		—		—		(191)		—		7,066
Gains(loss) on foreign exchange translation		118,189		(21,111)		—		—		—		—		97,078
Allowance for bad Debts		(1,401)		(245)		—		—		—		—		(1,646)
Accrued income		(1,831)		(323)		—		—		—		—		(2,154)
Special deduction		(177,527)		(17,081)		—		—		48		(88)		(194,648)
Reserve for research And human development		(35,158)		1,631		—		—		89		(125)		(33,563)
Reserve for Investment on social overhead capital		(12,348)		12,348		—		—		117		(117)		—
Others		203,479		83,510		326		—		—		(915)		286,400

		(7,719,750)		(254,989)		57,942		(22,143)		(1,465)		1,466		(7,938,939)

Deferred income tax on unused tax losses and tax credit
Tax losses		1,546,395		(56,592)		—		—		—		—		1,489,803
Tax credit		17,904		14,576		—		—		—		—		32,480
Others		—		2,355		—		—		—		—		2,355

		1,564,299		(39,661)		—		—		—		—		1,524,638

	￦	(6,155,451)	￦	(294,650)	￦	57,942	￦	(22,143)	￦	(1,465)	￦	1,466	￦	(6,414,301)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Deferred income tax assets	￦	209,783	￦	372,478
Deferred income tax liabilities		(5,433,292)		(6,786,779)

	￦	(5,223,509)	￦	(6,414,301)

(7)	Composition of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets(liabilities) as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Deductible temporary differences	￦	300,517	￦	300,517
Tax losses		2,883,385		2,883,385

	￦	3,183,902	￦	3,183,902

(8)	Expire dates of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets(liabilities) as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
	Tax losses		Tax credits carryback		Tax losses		Tax credits carryback
Less than 1 year	￦	2,883,385	￦	—	￦	—	￦	—
1~ 2 years		—		—		2,883,385		—
2~ 3 years		—		—		—		—
More than 3 years		300,517		—		300,517		—

	￦	3,183,902	￦	—	￦	3,183,902	￦	—

(9)	As of December 31, 2012, there are no taxable temporary differences which are not recognized as deferred income tax liabilities regarding investments in subsidiaries, affiliates and joint ventures except partial temporary differences concerning dividends as of December 31, 2012.

40.	ASSETS HELD FOR SALE

Assets held for sale as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012		Dec. 31, 2011
Buildings(*1)	￦	15	￦	—
Structures(*1)		2,813		—

	￦	2,828	￦	—

(*1)	As of December 31, 2012, the Company is planning to sell oil storage facilities of the Incheon thermal generating power plant and seeking a buyer. The Company did not recognize impairment loss on the facilities that were classified as held for sale.

41.	EXPENSES CLASSIFIED BY NATURE

Expenses classified by nature for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

	2012
Type	Selling and administrative expenses		Cost of sales		Total
Raw materials used	￦	—	￦	23,307,996	￦	23,307,996
Salaries		579,305		2,661,869		3,241,174
Retirement benefit expense		77,432		333,813		411,245
Welfare and benefit expense		103,088		382,098		485,186
Insurance expense		4,048		49,915		53,963
Depreciation		46,498		6,846,179		6,892,677
Amortization of intangible assets		51,779		41,581		93,360
Bad debt expense		37,447		—		37,447
Commission		442,961		325,157		768,118
Advertising expense		23,270		6,818		30,088
Training expense		5,853		8,499		14,352
Vehicle maintenance expense		12,417		10,045		22,462
Publishing expense		2,883		4,095		6,978
Business promotion expense		3,322		3,973		7,295
Rent expense		34,505		86,648		121,153
Telecommunication expense		23,811		67,819		91,630
Transportation expense		387		3,635		4,022
Taxes and dues		46,950		187,617		234,567
Expendable supplies expense		4,999		22,816		27,815
Water, light and heating expense		10,384		24,620		35,004
Repairs and maintenance expense		13,199		1,409,917		1,423,116
Ordinary development expense		142,264		361,750		504,014
Travel expense		12,984		44,346		57,330
Clothing expense		6,438		3,286		9,724
Survey and analysis expense		815		2,508		3,323
Membership fee		672		4,483		5,155
Power purchase and others		92,457		12,257,779		12,350,236

	￦	1,780,168	￦	48,459,262	￦	50,239,430

	2011
Type	Selling and administrative expenses		Cost of sales		Total
Raw materials used	￦	—	￦	20,959,380	￦	20,959,380
Salaries		537,137		2,510,370		3,047,507
Retirement benefit expense		66,955		308,629		375,584
Welfare and benefit expense		104,588		371,475		476,063
Insurance expense		3,065		42,847		45,912
Depreciation		41,900		6,733,214		6,775,114
Amortization of intangible assets		53,525		41,204		94,729
Bad debt expense		14,270		—		14,270
Commission		509,846		307,861		817,707
Advertising expense		21,918		6,046		27,964
Training expense		5,125		7,889		13,014
Vehicle maintenance expense		11,690		6,604		18,294
Publishing expense		2,858		5,070		7,928
Business promotion expense		3,171		4,213		7,384
Rent expense		26,550		80,454		107,004
Telecommunication expense		23,722		74,426		98,148
Transportation expense		226		3,791		4,017
Taxes and dues		64,707		183,636		248,343
Expendable supplies expense		3,720		22,506		26,226
Water, light and heating expense		8,683		15,509		24,192
Repairs and maintenance expense		12,232		1,415,673		1,427,905
Ordinary development expense		134,929		388,990		523,919
Travel expense		11,019		33,567		44,586
Clothing expense		2,356		6,736		9,092
Survey and analysis expense		769		3,004		3,773
Membership fee		609		3,936		4,545
Power purchase and others		86,126		9,187,864		9,273,990

	￦	1,751,696	￦	42,724,894	￦	44,476,590

	2010
Type	Selling and administrative expenses		Cost of sales		Total
Raw materials used	￦	—	￦	18,065,042	￦	18,065,042
Salaries		532,502		2,506,211		3,038,713
Retirement benefit expense		62,482		297,982		360,464
Welfare and benefit expense		91,731		340,011		431,742
Insurance expense		2,310		39,560		41,870
Depreciation		31,560		6,539,808		6,571,368
Amortization of intangible assets		42,448		74,996		117,444
Bad debt expense		13,098		—		13,098
Commission		499,728		349,862		849,590
Advertising expense		22,371		6,230		28,601
Training expense		3,994		7,566		11,560
Vehicle maintenance expense		10,276		6,015		16,291
Publishing expense		2,591		4,232		6,823
Business promotion expense		3,198		3,822		7,020
Rent expense		27,429		76,934		104,363
Telecommunication expense		24,627		69,553		94,180
Transportation expense		351		4,586		4,937
Taxes and dues		56,268		177,609		233,877
Expendable supplies expense		3,600		20,886		24,486
Water, light and heating expense		8,797		27,198		35,995
Repairs and maintenance expense		9,659		1,335,445		1,345,104
Ordinary development expense		118,767		329,986		448,753
Travel expense		9,350		31,817		41,167
Clothing expense		2,242		6,920		9,162
Survey and analysis expense		722		3,338		4,060
Membership fee		523		3,089		3,612
Power purchase and others		64,136		5,858,539		5,922,675

	￦	1,644,760	￦	36,187,237	￦	37,831,997

42.	EARNINGS (LOSS) PER SHARE

(1)	Basic earnings (loss) per share for the years ended December 31, 2012, 2011 and 2010 are as follows (in KRW):

Type	2012	2011	2010
Basic earnings (loss) per share	￦ (5,083)	￦ (5,411)	(193)

(2)	Diluted earnings (loss) per share for the years ended December 31, 2012, 2011 and 2010 are as follows (in KRW):

Type	2012	2011	2010
Diluted earnings (loss) per share	￦ (5,083)	￦ (5,411)	(193)

(3)	Basic earnings (loss) per share

Net income and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions except number of shares):

Type	2012		2011		2010
Controlling interest in net income (loss)	￦	(3,166,616)	￦	(3,370,464)	￦	(119,931)
Earning used in the calculation of total basic earnings (loss) per share		(3,166,616)		(3,370,464)		(119,931)
Weighted average number of common shares		623,034,082		622,884,223		622,637,717

(4)	Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

Type	2012	2011	2010
Earning used in the calculation of total diluted earnings (loss) per share	￦ (3,166,616)	￦ (3,370,464)	￦ (119,931)

Weighted average common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average common shares used in calculating basic earnings (loss) per share. Detail information of the adjustment for the years ended December 31, 2012, 2011 and 2010 is as follows (KRW in millions):

Type	2012	2011	2010
Weighted average number of common shares	623,034,082	622,884,223	622,637,717
Diluted weighted average number of shares	623,034,082	622,884,223	622,637,717

43.	RISK MANAGEMENT

(1)	Capital risk management

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

Details of the Company’s capital management accounts as of December 31, 2012 and 2011 are as follows (KRW in millions)

	Dec. 31, 2012		Dec. 31, 2011
Total borrowings	￦	53,219,409	￦	46,204,543
Cash and cash equivalents		(1,954,949)		(1,387,921)

Net borrowings and debentures		51,264,460		44,816,622

Total shareholder’s equity		51,064,202		53,803,950

Debt to equity ratio		100.39%		83.30%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyzes exposures by degree and magnitude of risks.

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

ii)	Impairment & allowance account

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2012 and 2011 are as follows (KRW in millions)

Type	Dec. 31, 2012		Dec. 31, 2011
Cash and cash equivalents	￦	1,954,949	￦	1,387,921
Derivative assets (trading)		55,891		147,747
Available-for-sale financial assets		1,141,194		1,173,085
Held-to-maturity investments		2,216		2,320
Loans and receivables		673,388		793,025
Long-term/Short-term financial instruments		469,393		531,722
Derivative assets (using hedge accounting)		187,811		321,672
Accounts and other receivables		8,438,955		8,558,680
Financial guarantee contracts(*1)		262,624		321,636

(*1)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of December 31, 2012 and 2011 are as follows (KRW in millions):

Type	Company	Foreign currency	Amounts
Joint ventures	KEPCO SPC Power Co.	USD	186,897
Others	UAE Shuweihat S3	USD	58,294

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

2)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

3)	Sensitivity analysis

i)	Major Assets and Liabilities with Uncertainties in Underlying Assumptions

	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2012 and 2011 are as follows (KRW in millions):

		2012				2011
		1%
Type	Accounts	Increase		Decrease		Increase		Decrease
Future salary increases	Defined benefit obligation	￦	309,178	￦	(273,048)	￦	302,743	￦	(262,861)
Discount rate	Defined benefit obligation		(279,062)		332,023		(270,109)		322,332
Expected rate of return on plan assets	Post-employment benefits		(4,300)		4,300		(4,474)		4,474

‚	Provision

Changes in provisions due to movements in underlying assumptions as of December 31, 2012 and 2011 are as follows (KRW in millions):

Type	Accounts	Dec. 31, 2012	Dec. 31, 2011
Discount rate	PCBs	4.92%	5.84%
”	Nuclear plants	4.49%	4.36%
”	Spent fuel	4.49%	4.36%
Inflation rate	PCBs	3.10%	3.34%
”	Nuclear plants	2.93%	2.30%
”	Spent fuel	2.93%	2.30%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2012 and December 31, 2011 are as follows (KRW in millions):

		Dec. 31, 2012				Dec. 31, 2011
		1%
TYPE	Accounts	Increase		Decrease		Increase		Decrease
Discount rate	PCBs	￦	(1,262)	￦	1,273	￦	(1,291)	￦	1,302
”	Nuclear plants		(220,842)		227,158		(111,132)		114,140
”	Spent fuel		(45,385)		47,128		(21,386)		21,946
Inflation rate	PCBs		1,295		(1,285)		1,332		(1,323)
”	Nuclear plants		230,431		(224,364)		150,939		(146,083)
”	Spent fuel		48,219		(46,492)		29,371		(28,439)

ii)	Management Judgment Effected by Uncertainties in Underlying Assumptions

	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows (USD, EUR, GBP, Other foreign currency in thousands):

	Assets		Liabilities
Type	2012	2011	2012	2011
AUD	1,188	1,140	152,692	156,196
CAD	2,314	164	4	18
CNY	1	1	—	—
EUR	9,091	8,076	18,792	1,441
IDR	711,304	1,074,528	1,726	—
MXN	703	—	—	—
PHP	1,043,932	232,281	31,675	21,073
SAR	1,309	1,037	—	—
USD	292,256	374,193	9,866,661	9,459,038
INR	417,544	282,510	52,755	68,966
PKR	63,445	25,475	277	4,503
MGA	240,233	2,223,307	92,979	—
JPY	520	520	20,006,730	30,012,000
KZT	720,121	722,691	—	—
GBP	6	—	253	160
CHF	—	—	223	—
AED	220	247	1,829	1,383
SEK	—	—	1,105	457

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2012, 2011 are as follows (KRW in millions):

	2012				2011
	10%
TYPE	Increase		Decrease		Increase		Decrease
Increase (decrease) of income before income tax	￦	(1,064,578)	￦	1,064,578	￦	(1,107,751)	￦	1,107,751
Increase (decrease) of shareholder’s equity(*1)		(1,064,578)		1,064,578		(1,107,751)		1,107,751

(*1)	The effect on the shareholders’ equity excluding of the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of the hedge effect of related derivatives, as of December 31, 2012 and 2011.

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

The Company’s long-term borrowings and debentures with floating interest rates as of December 31, 2012 and 2011 are as follows (KRW in millions):

Type	2012		2011
Short-term borrowings	￦	—	￦	100,000
Long-term borrowings		5,897,076		5,402,164
Debentures		1,920,435		1,609,481

	￦	7,817,511	￦	7,111,645

A sensitivity analysis on the Company’s long-term borrowings and debentures assuming a 1% increase and decrease in interest rates, without consideration of the hedge effect of related derivatives, as of December 31, 2012 and 2011 are as follows (KRW in millions):

	2012				2011
	1%
Type	Increase		Decrease		Increase		Decrease
Increase (decrease) of income before income tax	￦	(78,175)	￦	78,175	￦	(70,116)	￦	70,116
Increase (decrease) of shareholder’s equity(*1)		(78,175)		78,175		(70,116)		70,116

(*1)	The effect on the shareholders’ equity excluding of the impact of income taxes.

To manage its interest rate risks, the Company in addition to maintaining an appropriate mix of fixed and floating rate loans, it has entered into certain interest rate swap agreements.

ƒ	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity as of December 31, 2012 and 2011 are as follows (KRW in millions):

	2012				2011
	1%
Type	Increase		Decrease		Increase		Decrease
Increase (decrease) of income before income tax	￦	459,796	￦	(459,796)	￦	405,029	￦	(405,029)
Increase (decrease) of shareholder’s equity(*1)		459,796		(459,796)		405,029		(405,029)

(*1)	The effect on the shareholders’ equity excluding of the impact of income taxes.

4)	Liquidity risk

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

The following table shows the details of remaining expiries for non-derivative financial liabilities. This table, based on undiscounted cash flow of the financial liabilities, has been completed based on the earliest maturity date for the Company. Contractually remaining expiries for non-derivative financial liabilities as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
Type	Less than 1 year		1~2 Years		2~5 Years		More than 5 years		Total
Borrowings and debentures	￦	7,697,878	￦	7,782,782	￦	18,710,343	￦	19,147,225	￦	53,338,228
Finance lease liabilities		221,381		202,309		542,393		556,276		1,522,359
Accounts and other payables		6,296,935		375,567		792,829		2,120,081		9,585,412
Financial guarantee contract(*1)		24,871		87,309		74,614		75,830		262,624

	￦	14,241,065	￦	8,447,967	￦	20,120,179	￦	21,899,412	￦	64,708,623

	Dec. 31, 2011
Type	Less than 1 year		1~2 Years		2~5 Years		More than 5 years		Total
Borrowings and debentures	￦	7,009,279	￦	7,118,819	￦	18,540,565	￦	13,634,914	￦	46,303,577
Finance lease liabilities		239,008		221,381		569,190		731,787		1,761,366
Accounts and other payables		6,449,572		259,999		2,893,631		16,885		9,620,087
Financial guarantee contract(*1)		26,779		26,779		147,569		120,509		321,636

	￦	13,724,638	￦	7,626,978	￦	22,150,955	￦	14,504,095	￦	58,006,666

(*1)	The amount shown is the total guaranteed amount by the Company. In accordance with the guarantee contract, the Company recognizes provision for financial guarantee of KRW 9,085 million and KRW 11,300 million as of December 31, 2012 and 2011, respectively.

The Company is required to include the information on non-derivative financial liabilities to understand the liquidity risk management as the management is based on net assets and net liabilities.

The expected maturities for non-derivative financial assets as of December 31, 2012 and 2011 in detail are as follows (KRW in millions):

	Dec. 31, 2012
Type	Less than 1 year		1~5 Years		More than 5 years		Other(*)		Total
Cash and cash equivalents	￦	1,954,949	￦	—	￦	—	￦	—	￦	1,954,949
Available-for-sale financial assets		—		—		—		1,141,194		1,141,194
Held-to-maturity investments		196		1,912		—		108		2,216
Loans and receivables		72,888		351,320		271,725		45,688		741,621
Financial instruments		468,351		734		—		308		469,393
Accounts and other receivables		7,187,490		621,050		640,287		—		8,448,827

	￦	9,683,874	￦	975,016	￦	912,012	￦	1,187,298	￦	12,758,200

	Dec. 31, 2011
Type	Less than 1 year		1~5 Years		More than 5 years		Other(*)		Total
Cash and cash equivalents	￦	1,387,921	￦	—	￦	—	￦	—	￦	1,387,921
Available-for-sale financial assets		—		—		—		1,173,085		1,173,085
Held-to-maturity investments		334		1,143		843		—		2,320
Loans and receivables		216,635		650,188		849		—		867,672
Financial instruments		531,388		334		—		—		531,722
Accounts and other receivables		7,276,813		1,001,791		290,397		—		8,569,001

	￦	9,413,091	￦	1,653,456	￦	292,089	￦	1,173,085	￦	12,531,721

(*)	Amount represents available-for-sale securities whose maturities cannot be presently determined.

Derivative financial liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
Type	Less than 1 Year		1~2 Years		2~5 Years		More than 5 Year		Total
Net settlement
—Trading	￦	(449)	￦	—	￦	—	￦	—	￦	(449)
Gross settlement
—Trading		(89,554)		(214,501)		(64,634)		—		(368,689)
— Hedging		(53,091)		(16,246)		(88,147)		(93,554)		(251,038)

	￦	(143,094)	￦	(230,747)	￦	(152,781)	￦	(93,554)	￦	(620,176)

	Dec. 31, 2011
Type	Less than 1 Year		1~2 Years		2~5 Years		More than 5 Year		Total
Net settlement
—Trading	￦	(487)	￦	(263)	￦	—	￦	—	￦	(750)
Gross settlement
—Trading		(37,909)		(4,221)		(89,607)		—		(131,737)
—Hedging		(4,002)		1,285		(22,268)		(67,473)		(92,458)

	￦	(42,398)	￦	(3,199)	￦	(111,875)	￦	(67,473)	￦	(224,945)

(3)	Fair value risk

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

1)	Fair and book value of financial assets and liabilities as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
Type	Book value		Fair value		Book value		Fair value
Assets recognized at fair value
Available-for-sale financial assets	￦	1,141,194	￦	1,141,194	￦	1,173,085	￦	1,173,085
Derivatives assets (trading)		55,891		55,891		147,747		147,747
Derivatives assets (using hedge accounting)		187,811		187,811		321,672		321,672
Long-term financial instruments		1,042		1,042		334		334
Short-term financial instruments		468,351		468,351		531,388		531,388

		1,854,289		1,854,289		2,174,226		2,174,226

Assets carried at amortized cost
Held-to-maturity investments		2,216		2,216		2,320		2,320
Loans and receivables		673,388		673,388		793,025		793,025
Accounts and other receivables		8,438,955		8,438,955		8,558,680		8,558,680
Cash and cash equivalents		1,954,949		1,954,949		1,387,921		1,387,921

		11,069,508		11,069,508		10,741,946		10,741,946

Liabilities recognized at fair value
Derivatives liabilities (trading)		369,138		369,138		132,487		132,487
Derivatives Liabilities (using hedge accounting)		251,038		251,038		92,458		92,458

		620,176		620,176		224,945		224,945

Liabilities carried at amortized cost
Unsecured bond		46,328,513		48,557,218		39,461,634		40,770,061
Finance lease liabilities		1,007,169		1,007,169		1,135,009		1,135,009
Unsecured borrowings		6,890,896		6,898,344		6,736,252		6,745,198
Accounts and other payables(*1)		9,584,986		9,584,986		9,619,286		9,619,286
Commitments on Bank-overdraft		—		—		6,657		6,657

	￦	63,811,564	￦	66,047,717	￦	56,958,838	￦	58,276,211

(*1)	The finance lease liabilities have presented separately.

2)	The discount rate used for calculating fair value is derived from interest rates which are observable from the market, such as Government Bond interest rate, after considering its credit spread. The discount rate used for calculating fair value as of December 31, 2012 and 2011 are as follows:

Type	2012	2011
Derivatives	0.34%~2.64%	0.68%~2.05%
Borrowings	2.85%~3.75%	3.62%~4.43%
Finance lease	9.00%~10.80%	9.00%~10.80%

3)	Fair value hierarchy

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

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012
Type	Level 1		Level 2		Level 3		Total
Financial assets at fair value:
Available-for-sale financial assets	￦	652,142	￦	—	￦	169,637	￦	821,779
Other financial instruments		—		—		22,518		22,518
Derivatives assets		—		243,702		—		243,702
Financial liabilities at fair value:
Derivatives liabilities		—		610,685		9,491		620,176

	Dec. 31, 2011
Type	Level 1		Level 2		Level 3		Total
Financial assets at fair value:
Available-for-sale financial assets	￦	640,593	￦	—	￦	238,561	￦	879,154
Other financial instruments		—		10,121		—		10,121
Derivatives assets		—		469,419		—		469,419
Financial liabilities at fair value:
Derivatives liabilities		—		217,166		7,779		224,945

Changes of financial assets and liabilities which classified as level 3 for the years ended December 31, 2012 and 2011 are as follows (KRW in millions)

	Financial assets measured at fair value		Financial liabilities measured at fair value
Balance at January 1, 2012	￦	238,561	￦	7,779
Total comprehensive income
Recognized in income (loss)		—		9,491
Recognized in other comprehensive income		(68,924)		—
Addition		22,518		—
Disposal		—		(7,779)
Others		—		—

Balance at December 31, 2012	￦	192,155	￦	9,491

	Financial assets measured at fair value		Financial liabilities measured at fair value
Balance at January 1, 2011	￦	195,262	￦	—
Total comprehensive income
Recognized in income(loss)		—		7,779
Recognized in other comprehensive income		43,299		—
Addition		—		—
Disposal		—		—
Others		—		—

Balance at December 31, 2011	￦	238,561	￦	7,779

44.	SERVICE CONCESSION ARRANGEMENTS

(1)	Significant terms & concession period of the arrangement

The Company enters into a contract with National Power Corporation (the “NPC”), based on the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the certain concession period after building, rehabilitating, operating the power plant.

(2)	Rights and classification of the arrangement

The Company has the rights to use, own the power plant during the concession period from 2002 to 2022.

(3)	At the end of concession period, the company has obligation to transfer its ownership of power plant to NPC.

(4)	The Company’s expected future collections of service concession arrangements as of December 31, 2012 are as follows (KRW in millions):

Type	Amounts
Less than 1 year	￦	117,707
1~ 2 years		117,707
2~ 3 years		117,707
More than 3 years		755,289

	￦	1,108,410

45.	RELATED PARTY TRANSACTIONS

(1)	Related party of consolidated entity as of December 31, 2012 are as follows

Type	Related party
Parent	Korean Government

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

KEPCO Australia Pty Ltd.

KEPCO Canada Energy Ltd.

KEPCO Netherlands B.V.

Korea Imouraren Uranium Investment Corp.

KEPCO Middle East Holding Company

KEPCO Electric Power Nigeria Ltd.

Sylardus Holdings B.V.

KEPCO Netherlands S3 B.V.

KEPCO Holdings de Mexico and 55 other entities

Affiliates ” ” ” ” ” ” ” ” ” ” ” ” ”

Daegu Green Power Co., Ltd.

Korea Gas Corporation

Korea Electric Power Industrial Development Co., Ltd.

YTN Co., Ltd., Cheongna Energy Co., Ltd.

Gangwon Wind Power Co., Ltd.

Hyundai Green Power Co., Ltd.

Korea Power Exchange

Hyundai Energy Co., Ltd.

Daeryun Power Co., Ltd.

SPC Power Corporation

Gemeng International Energy Group Co., Ltd.

PT. Cirebon Electric Power

PT Wampu Electric Power

PT. Bayan Resources T.B.K. and 25 other entities.

Joint ventures ” ” ” ” ”

KEPCO-Unde Inc.

Datang Chaoyang Renewable Power Co., Ltd.

KEPCO SPC Power Corporation

Gansu Datang Yumen Wind Power Company Ltd.

Datang Chifeng Renewable Power Co., Ltd.

Jamaica Public Service Company Limited and 26 other entities

Others	Korea Finance Corporation

(2)	All transactions between KEPCO and its consolidated subsidiaries are eliminated in consolidation. Transactions with other related parties for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions)

		Sales and others
Company name	Transaction type	2012		2011		2010
Korea GAS Corporation	Purchase of power generation fuel	￦	63,882	￦	42,138	￦	47,070
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering		12,417		5,778		7,998
Korea Power Exchange	Electricity purchase		29,351		9,576		9,296
PT.Cirebon Electric Power	Architectural engineering and education service		442		1,092		1,449
KW Nuclear Components Co., Ltd.	Sales of service		900		87		382
STX Electric Power Co., Ltd.	Architectural engineering		11,201		4,441		—
Commerce and industry energy Co., Ltd.	Architectural engineering		559		632		212
AMEC Partners Korea	Architectural engineering		—		24		86
Pyeongchang Wind Power Co., Ltd.	Architectural engineering		356		246		—
Hyundai Green Power Co., Ltd.	Architectural engineering and technical advisory		16,185		10,190		3,494
Hyundai Energy Co., Ltd.	Power generation service		13,740		9,079		—
Daegu Green Power Co., Ltd.	Architectural engineering		4		—		313
KNH Solar Co., Ltd.	Service		7		—		—
Changjuk Wind Power Co., Ltd.	Service		6		—		—
Cheongna Energy Co., Ltd.	Rental income and others		3,434		7,940		1,274
YTN Co., Ltd.	Service		926		978		1,324
Gangwon Wind Power Co., Ltd.	Service		134		115		—
Ecollite Co. Ltd.	Service		1		35		—
Daeryun Power Co., Ltd.	Service		49		68		—
KEPCO SPC Power Corporation	Service		20,222		12,428		4,781
Jamaica Public Service Company Limited	Service		2,817		1,189		—
SPC Power Corporation	Service		194		9		37
Datang Chifeng Renewable Power Co., Ltd.	Interest income		3,248		4,642		3,926
E-POWER S.A	Service		623		—		—
Waterbury Lake Uranium Limited Partnership	Service		61		—		—

		Purchase and others
Company name	Transaction type	2012		2011		2010
Korea GAS Corporation	Purchase of power generation fuel	￦	11,505,999	￦	9,377,458	￦	7,139,758
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering		175,644		188,481		210,502
Korea Power Exchange	Electricity purchase		77,448		66,894		64,830
Korea District Heating Corp.	Heat supplying service		—		—		53,571
YTN Co., Ltd.	Service		776		915		628
Jamaica Public Service Company Limited	Service		207		392		—

(3)	Receivables and payables arising from related party transactions as of December 31, 2012 and 2011 are as follows (KRW in millions)

		Receivables				Payables
Company name	Type	Dec. 31, 2012		Dec. 31, 2011		Dec. 31, 2012		Dec. 31, 2011
Korea GAS Corporation	Accounts Receivable	￦	4,585	￦	5,506	￦	—	￦	—
	Other Receivable		204		—		—		—
	Accounts Payable		—		—		1,409,650		1,224,877
	Other Payable		—		—		101		64
Korea Power Exchange	Accounts Receivable		2,296		1,662		—		—
	Other Receivable		41		—		—		—
	Accounts Payable		—		—		3,910		—
	Other Payable		—		—		3,490		3,023
Korea Electric Power Industrial Development Co., Ltd.	Accounts Receivable		40		227		—		—
	Other Receivable		552		1,002		—		—
	Accounts Payable		—		—		—		211
	Other Payable		—		—		15,004		22,134
Hyundai Green Power Co., Ltd.	Accounts Receivable		676		2,179		—		—
Hyundai Energy Co., Ltd.	Accounts Receivable		150		148		—		—
	Other Receivable		4,018		918		—		—
Pyeongchang Wind Power Co., Ltd.	Accounts Receivable		—		414		—		—
Commerce and industry energy Co., Ltd.	Accounts Receivable		34		284		—		—
	Other Receivable		33		—		—		—
PT.Cirebon Electric Power	Accounts Receivable		—		438		—		—
STX Electric Power Co., Ltd.	Accounts Receivable		8,470		2,087		—		—
	Other Receivable		79		—		—		—
YTN Co., Ltd.	Accounts Receivable		1		78		—		—
	Other Payable		—		—		28		—
Gangwon Wind Power Co., Ltd	Accounts Receivable		9		10		—		—
Daeryun Power Co., Ltd.	Accounts Receivable		9		1		—		—
Ecollite Co. Ltd.	Accounts Receivable		—		1		—		—
KW Nuclear Components	Accounts Receivable		—		262		—		—
	Other Payable		—		—		—		262
KNH Solar Co., Ltd.	Accounts Receivable		1		—		—		—
Daegu Green Power Co., Ltd.	Accounts Receivable		3		—		—		—
	Other Receivable		9,900		—		—		—
Cheongna Energy Co., Ltd.	Accounts Receivable		158		109		—		—
	Other Receivable		2,093		119		—		—

		Receivables		Payables
Company name	Type	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Jamaica Public Service Company Limited	Accounts Receivable	984	681	—	—
KEPCO SPC Power Corporation	Accounts Receivable	3,673	3,732	—	—
	Other Receivable	9,934	7,623	—	—
SPC Power Corporation	Accounts Payable	—	—	—	353
Datang Chifeng Renewable Power Co., Ltd.	Other Receivable	931	4,831	—	—
E-Power S.A	Other Receivable	2	—	—	—
Waterbury Lake Uranium Limited Partnership	Other Receivable	59	—	—	—

(4)	Loans arising from related party transactions as of December 31, 2012 and 2011 are as follows (KRW in millions):

Type	Company name	Dec. 31, 2012	Dec. 31, 2011
Joint ventures	KEPCO SPC Power Corporation	89,758	￦	96,647
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.	43,456		54,590
Affiliates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.	25,208		26,504
Affiliates	Dolphin Property Limited	952		987

(5)	Borrowings arising from related party transactions as of December 31, 2012 and 2011 are as follows (KRW in millions):

Related parties	Type	Dec. 31, 2012		Dec. 31, 2011
Korea Finance Corporation	Facility	￦	2,300,000	￦	1,712,222
	Project Loan		147,735		159,432

(6)	Guarantees provided to an affiliates or joint ventures as of December 31, 2012 are as follows (USD and SAR in thousands, KRW in millions):

Primary guarantor (Providing company)	Secondary guarantor (Provided company)	Type of guarantees	Foreign Currency	Credit limit	Guarantee (Final provided company)
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	17,944	ADWEA
Korea Electric Power Corporation	Shuweihat Asia O&M Co.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KEPCO SPC Power Co.	Debt guarantees	USD	186,897	SMBC, ADB, Export-import Bank of Korea
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	100,000	Saudi Electricity Company (SEC)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	100,000	Hana Bank, Korea Exchange Bank
Korea Midland Power Co., Ltd.	Commerce and industry energy Co., Ltd.	Collateralized money invested	KRW	8,500	Hana Bank and others
Korea East-West Power Co., Ltd.	Busan shinho Solar power Co., Ltd.	Collateralized money invested	KRW	61,880	KT Capital Ltd., Co.
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank, Kyobo life insurance Co., Ltd.
Korea Southern Power Co., Ltd.	Daeryun Power co., Ltd.	Collateralized money invested	KRW	25,477	Korea development bank and others
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank, Woori Bank
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	38,135	Hana Bank and others
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	5,725	Korea industrial bank

(7)	As of December 31, 2012, there are no guarantees provided by related party.

(8)	As of December 31, 2012, Hyundai Energy Co., Ltd., an associate of the Company, which engages in the integrated energy business, carried long-term borrowings for project financing amounting to

KRW 450 billion from Korea Development Bank (“KDB”) and others. In connection with these borrowings, the Company pledged its investment securities in Hyundai Energy Co., Ltd. to secure long-term borrowings amounting to KRW 390 billion on behalf of its investee. In addition, the Company has placed guarantees for the business performance of Hyundai Energy Co., Ltd., and has a payment guarantee in relation to the repayment of the principal and interest in arrears of unsubordinated borrowings amounting to KRW 60 billion. Related to the above project financing, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. entered into an agreement with Yeocheon TPL Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Yeocheon TPL Co., Ltd. The Company has placed guarantees for a fixed return on investment to the financial institutions and has obtained the rights to acquire preferential investment securities in return.

(9)	As of December 31, 2012, RES Technology AD (“RES”) and ASM-BG Investicii AD (“ASM”), related companies of the Company, engaged in the photovoltaic power generation business in Bulgaria and has long-term borrowings for project financing amounting to EUR 59,243 thousand and EUR 59,469 thousand from Korea Development Bank (“KDB”) and others, respectively. In connection with these borrowings, the Company pledged its investment securities in RES and ASM to secure the long-term borrowings on behalf of RES and ASM.

(10)	As of December 31, 2012, Express solar-light Power Generation Co., Ltd., an investee of the Company which engages in the new renewable energy business in In-Cheon, carries long-term borrowings from a financial institution. In case that Express solar-light Power Generation Co., Ltd. has insufficient resources for repaying principal and interests of the borrowings, KRW 12 billion, the Company and Korea Expressway Corporation are supposed to refinance at 50% each by way of additional investment or subordinated loan up to the limit of KRW 12 billion.

(11)	The salaries and other compensations to the key members of management for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

Type	2012		2011		2010
Salaries	￦	1,180	￦	1,301	￦	1,393
Retirement and severance benefits		51		56		43

	￦	1,231	￦	1,357	￦	1,435

46.	NON-CASH TRANSACTIONS

Major non-cash investment and finance transactions excluded from statements of cash flows for the years ended December 31, 2012, 2011 and 2010 are as follows (KRW in millions):

Transactions	2012		2011		2010
Transfer from construction in-progress to other assets	￦	9,568,629	￦	8,905,741	￦	5,500,517
Appropriation asset retirement obligation due to decommissioning cost incurred		4,537,338		353,315		247,248
Transfer from decommissioning cost of spent fuel to accrued expense		86,436		73,994		—

47.	COMMITMENTS FOR EXPENDITURE

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2012 and 2011 are as follows. (KRW in millions):

	Dec. 31, 2012				Dec. 31, 2011
Contracts	Amounts		Balance		Amounts		Balance
Construction of New Uljin units	￦	14,559,941	￦	12,671,159	￦	14,559,941	￦	13,324,277
Construction of New Kori units		19,011,356		9,204,087		19,011,356		10,310,550
Construction of New Wolseong units		4,717,241		100,230		4,717,241		594,210
Construction of Dangjin units		1,204,875		1,311,486		1,210,257		1,153,701
Construction of New Boryeong units		369,347		326,074		361,397		344,271
Construction of Samcheok units		2,229,255		2,036,492		—		—
Construction of Taean IGCC units		805,222		715,365		—		—
Construction of Taean units		847,464		810,228		103,000		91,449
Construction of Incheon units		167,566		11,355		130,476		69,913
Construction of office building(KDN)		106,493		102,620		—		—
Construction of Sejong city cogeneration units		425,459		293,938		419,891		392,171
Purchase of Wonju cogeneration units		50,400		35,360		—		—
Purchase of Ulsan combined cycle power units		565,151		539,324		—		—
Purchase of Pyeongtaek combined cycle power units		434,200		394,864		—		—
Purchase of Andong main machine		126,946		97,689		—		—
Purchase of diesel for generation		69,014		69,014		—		—
Purchase of 765KV steel tower units		—		—		93,230		27,745
Purchase of 345KV optical fiber composite cable		46,432		—		46,432		38,921

(2)	As of December 31, 2012, details of contracts for inventory purchase are as follows:

(a)	The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows

Type	Periods	Contracted amounts
Concentrate	2012 ~ 2023	41,522 ton U3O8
Transformed	2012 ~ 2022	27,464 ton U
Enrichment	2012 ~ 2029	47,006 ton SWU
Molded	2012 ~ 2016	1,938 ton U

(3)	In April 2010, in order to deal with the long-term shortage of fuel and other resources and also to comply with various environmental standards, the Korean government announced a plan to adopt the Renewable Portfolio Standard (“RPS”) policy. Under the plan, the Company’s generation subsidiaries will be required to supply 2.0% and 10.0% of the total electricity generated from renewable energy by 2012 and 2022, respectively, with fines being levied on any generation failing to do so in the prescribed timeline. As of December 31, 2012, the Company’s generation subsidiaries generated approximately 1% of its total electricity from renewable energy.

48.	CONTINGENCIES AND CONTRACTS

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2012 and 2011 are as follows (KRW in millions):

	Dec. 31, 2012			Dec. 31, 2011
Type	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	559	￦	390,878	429	￦	138,498
As the plaintiff	107		74,275	103		21,403

(2)	Guarantees of borrowings provided to other company as of December 31, 2012 are as follows (USD in thousands):

Guarantees	Financial and non-financial institutions	Contracts date	Period of guarantees	Foreign currency	Dec. 31, 2012	Dec. 31, 2011
Repayment guarantees For UAE shuweihat S3 borrowings	Mizuho, SMBC, HSBC	May 16, 2011	May 16, 2011 ~ February 28, 2014	USD	58,294	58,294

The Company provides performance guarantee related to construction completion to Kookmin Bank. As such performance guarantee does not meet the definition of financial guarantee contract in IAS 39, no related liability is recognized.

(3)	Credit lines provided by financial institutions as of December 31, 2012 are as follows (KRW in millions, USD in thousands):

Commitments	Financial institutions	Foreign currencies	Amounts
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,315,000
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Korea Exchange Bank and others	KRW	1,709,000
Limit amount available for card	Hana Bank and others	KRW	71,500
Certification of payment on payables from foreign country	Korea Development Bank	USD	567,659
Certification of payment on L/C	Korea Exchange Bank	GBP	61,169
	Shinhan Bank and others	KRW	32,133
	Korea Exchange Bank	EUR	60,000
	Kookmin Bank and others	USD	1,599,013
Inclusive credit	Korea Exchange Bank	KRW	1,081,000
	Korea Exchange Bank	USD	100,500
	HSBC and others	USD	525,000
Loan limit	Korea Exchange Bank and others	KRW	440,148
	Korea Exchange Bank and others	USD	2,185,159

Commitments	Financial institutions	Foreign currencies	Amounts
Certification of performance guarantee on contracts	Standard Chartered Bank	BTN	11,501
	HSBC and others	INR	480,776
	Seoul Guarantee Insurance and others	KRW	89,333
	SABB	SAR	100,000
	Standard Chartered Bank and others	USD	730,357
Certification of bidding	Export-import Bank of Korea	EUR	450
	Gulf International Bank	SAR	75,000
	SMBC and others	USD	13,216
Advance payment bond, warranty bond, retention bond and others	Shinhan Bank	EUR	5,438
	HSBC	INR	139,690
	Standard Chartered Bank and others	USD	13,754
Others	Korea Exchange Bank and others	KRW	9,456
	HSBC	INR	1,020
	Shinhan Bank and others	USD	6,500

(4)	As of the December 31, 2012, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows (KRW in millions, USD in thousands):

Primary guarantor (Providing company)	Guarantee (Final provided company)	Type of guarantees	Foreign Currency	Amounts	Description
Korea Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for borrowings
KEPCO International Philippines Inc.	Citibank New York.	All shareholdings of KIPI in KEILCO	USD	90,263	Required pursuant to Pledge Agreement between KIPI, KEILCO and Citibank New York re: KEILCO Project Financing in Nov. 2000
Korea East-West Power Co., Ltd.	Korea development bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Western Power Co., Ltd.	Kookmin bank and others	All shareholdings of Dongducheon Dream Power Co., Ltd.	KRW	118,090	Collateral for borrowings

49.	Hybrid Securities

Korea South-East Power Co., Ltd. and Korea Western Power Co., Ltd. which are wholly owned subsidiaries of the Company, issued bond-type hybrid securities for the year ended December 31, 2012. Bond-type hybrid securities classified as equity (non-controlling interest) as of December 31, 2012 are as follows (KRW in millions):

Issuer	Securities	Issued date	Maturity	Yield (%)	Amount
Korea South-East Power Co., Ltd.	1st bond-type hybrid security	2012.12.07	2042.12.06	4.38%	￦	170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid security	2012.12.07	2042.12.06	4.44%		230,000
Korea Western Power Co., Ltd.	1st bond-type hybrid security	2012.10.18	2042.10.18	5yr government bond rate + 1.20		100,000

						500,000
Expense of Issuance						(1,341)

					￦	498,659

Although these instruments have contractual maturity dates, the contractual agreements allow the Company to indefinitely extend the maturity dates and defer the payment of interest without a modification on the other terms of the instruments. When the Company decides not to pay dividends on ordinary shares, the company is not required to pay interest on the hybrid securities.

Substantially, these instruments have no contractual obligation to pay principal and interest, as such these instruments have been classified as equity (non-controlling interest).

50.	SUBSEQUENT EVENTS

Subsequent to the reporting date, the subsidiaries of the Company, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. have issued new bonds as follows (KRW in millions and USD in thousands):

	Type	Issued date	Maturity date	Foreign currencies	Amounts
Korea Electric Power Corporation	Electricity bonds	2013-01-08 ~ 2013-04-09	2018-04-09 ~ 2023-02-28	KRW	1,220,000
Korea Hydro & Nuclear Power Co., Ltd.	35-1st unsecured bond	2013-01-18	2018-01-18	KRW	100,000
Korea Hydro & Nuclear Power Co., Ltd.	35-2nd unsecured bond	2013-01-18	2023-01-18	KRW	100,000
Korea Hydro & Nuclear Power Co., Ltd.	35-3rd unsecured bond	2013-01-18	2033-01-18	KRW	100,000
Korea Hydro & Nuclear Power Co., Ltd.	1st FRN	2013-02-20	2018-02-20	USD	300,000
Korea Hydro & Nuclear Power Co., Ltd.	36-1st unsecured bond	2013-03-28	2018-03-28	KRW	100,000
Korea Hydro & Nuclear Power Co., Ltd.	36-2nd unsecured bond	2013-03-28	2023-03-28	KRW	100,000
Korea Hydro & Nuclear Power Co., Ltd.	36-3rd unsecured bond	2013-03-28	2033-03-28	KRW	100,000

	Type	Issued date	Maturity date	Foreign currencies	Amounts
Korea Hydro & Nuclear Power Co., Ltd.	37-1st unsecured bond	2013-04-26	2018-04-26	KRW	80,000
Korea Hydro & Nuclear Power Co., Ltd.	37-2nd unsecured bond	2013-04-26	2023-04-26	KRW	100,000
Korea Hydro & Nuclear Power Co., Ltd.	37-3rd unsecured bond	2013-04-26	2033-04-26	KRW	120,000
Korea South-East Power Co., Ltd.	30th unsecured bond	2013-03-05	2018-03-05	USD	100,000
Korea South-East Power Co., Ltd.	31-1st unsecured bond	2013-03-26	2018-03-26	KRW	100,000
Korea South-East Power Co., Ltd.	31-2nd unsecured bond	2013-03-26	2016-03-26	KRW	60,000
Korea South-East Power Co., Ltd.	32th unsecured bond	2013-04-25	2023-04-25	KRW	120,000
Korea Midland Power Co., Ltd..	22-1st unsecured bond	2013-02-22	2020-02-22	KRW	100,000
Korea Midland Power Co., Ltd.	22-2nd unsecured bond	2013-02-22	2023-02-22	KRW	100,000
Korea Midland Power Co., Ltd..	23-1st unsecured bond	2013-04-05	2020-04-05	KRW	100,000
Korea Midland Power Co., Ltd.	23-2nd unsecured bond	2013-04-05	2023-04-05	KRW	100,000
Korea Southern Power Co., Ltd.	19-1st unsecured bond	2013-03-08	2017-03-08	KRW	90,000
Korea Southern Power Co., Ltd.	19-2nd unsecured bond	2013-03-08	2020-03-08	KRW	80,000
Korea Southern Power Co., Ltd.	19-3rd unsecured bond	2013-03-08	2023-03-08	KRW	130,000
Korea Southern Power Co., Ltd.	13th Euro Bond	2013-02-05	2018-02-05	USD	300,000
Korea Southern Power Co., Ltd.	20-1st unsecured bond	2013-04-10	2017-04-10	KRW	90,000
Korea Southern Power Co., Ltd.	20-2nd unsecured bond	2013-04-10	2020-04-10	KRW	100,000
Korea Southern Power Co., Ltd.	20-3rd unsecured bond	2013-04-10	2023-04-10	KRW	210,000
Korea East-West Power Co., Ltd.	18-1st unsecured bond	2013-03-13	2016-03-13	KRW	200,000
Korea East-West Power Co., Ltd.	18-2nd unsecured bond	2013-03-13	2018-03-13	KRW	100,000

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on April 16, 2012 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on March 23, 2013 (in English)

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on March 23, 2013 (in English)

15.3	The Public Agencies Management Act, as amended on March 23, 2013 (in English)

15.4	Enforcement Decree of the Public Agencies Management Act, as amended on March 23, 2013 (in English)

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 33-84612.

E-1