Form 20-F
period 2014-12-31
KOREA ELECTRIC POWER CORP
filed 2015-04-30
CIK 887225

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 F

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Cecilia (Hyangjoo) Oh, +82 61 345 4261, cecilia@kepco.co.kr, +82 61 345 4299

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

Item 3A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income (Loss) Data

	2010		2011		2012		2013		2014
	(in billions of Won and millions of US$, except per share data)(1)
Sales	￦	39,507	￦	43,175	￦	49,121	￦	53,713	￦	57,123	$52,363
Cost of sales		36,188		42,725		48,460		50,596		49,763	45,616
Gross profit		3,319		450		661		3,117		7,360	6,747
Selling and administrative expenses		1,645		1,752		1,780		1,923		1,924	1,764
Other gains (losses)		118		166		(1,782)		129		107	98
Operating profit (loss)		2,260		(685)		(2,300)		1,948		6,209	5,692
Finance income (expense), net		(1,967)		(1,911)		(1,940)		(2,302)		(2,255)	(2,067)
Income (loss) before income taxes		370		(2,473)		(4,063)		(396)		4,229	3,877
Income tax (expense) benefit		(439)		(820)		985		571		(1,430)	(1,311)
Profit (loss) for the period		(69)		(3,293)		(3,078)		174		2,799	2,566
Other comprehensive income (loss)		(43)		(262)		(322)		186		(358)	(328)
Total comprehensive income (loss)		(112)		(3,555)		(3,400)		360		2,441	2,238
Profit (loss) attributable to:
Owners of the Company		(120)		(3,370)		(3,167)		60		2,687	2,463
Non-controlling interests		51		77		89		114		112	103
Total comprehensive income (loss) attributable to:
Owners of the Company		(152)		(3,628)		(3,448)		245		2,336	2,141
Non-controlling interests		40		73		48		115		105	96
Earnings (loss) per share
Basic(2)		(193)		(5,411)		(5,083)		96		4,290	3.93
Earnings (loss) per ADS
Basic(2)		(97)		(2,706)		(2,542)		48		2,145	1.97
Dividends per share		—		—		—		90		500	0.46

Consolidated Statements of Financial Position Data

	As of December 31,
	2010		2011		2012		2013		2014
	(in billions of Won and millions of US$, except share and per share data)
Net working capital deficit(3)	￦	(916)	￦	(3,973)	￦	(4,884)	￦	(4,945)	￦	(4,780)	$(4,382)
Property, plant and equipment, net		107,406		112,385		122,376		129,638		135,812	124,496
Total assets		129,518		136,468		146,153		155,527		163,708	150,067
Total shareholders’ equity		57,277		53,804		51,064		51,451		54,825	50,257
Equity attributable to owners of the Company		56,818		53,270		49,889		50,260		53,601	49,135
Non-controlling interests		459		534		1,175		1,191		1,224	1,122
Share capital		3,208		3,210		3,210		3,210		3,210	2,942
Number of common shares as adjusted to reflect any changes in capital stock		641,567,712		641,964,077		641,964,077		641,964,077		641,964,077	641,964,077
Long-term debt (excluding current portion)		32,848		39,198		45,525		52,801		55,720	51,077
Other long term liabilities		25,321		25,725		30,747		31,062		31,563	28,933

Notes:

(1)	The financial information denominated in Won as of and for the year ended December 31, 2014 has been translated into U.S. dollars at the exchange rate of Won 1,090.9 to US$1.00, which was the Noon Buying Rate as of December 31, 2014.
(2)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period. Dilutive loss per share is not presented as such amount was anti-dilutive for the periods indicated.
(3)	Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which gave rise to working capital deficit.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won” or “￦” are to the currency of Korea, and all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America, all references to “Euro” or “€” are references to the currency of the European Union, and all references to “Yen” or “¥” are references to the currency of Japan. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,090.9 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2014, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 10, 2015, the Noon Buying Rate was Won 1,093.1 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this annual report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2010	1,130.6	1,158.7	1,253.2	1,104.0
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
October	1,073.1	1,073.1	1,074.4	1,043.9
November	1,112.1	1,112.1	1,114.7	1,077.0
December	1,090.9	1,090.9	1,117.7	1,080.8
2015 (through April 10)	1,093.1	1,101.5	1,135.7	1,075.3
January	1,104.3	1,104.3	1,109.1	1,075.3
February	1,100.7	1,100.7	1,112.8	1,086.8
March	1,107.7	1,107.7	1,135.7	1,095.7
April (through April 10)	1,093.1	1,093.1	1,098.1	1,083.4

Source: Federal Reserve Board

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

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

Fuel costs constituted 36.1% and 41.4% of our sales and cost of sales, respectively, in 2014. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 44.1% of our entire fuel requirements in 2014 in terms of electricity output) are imported principally from Indonesia and Australia and, to a lesser extent, Russia, the United States and others, which accounted for approximately 41.6%, 40.2%, 10.4%, 6.8% and 0.9%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2014. Approximately 84.5% of the bituminous coal requirements of our generation subsidiaries in 2014 were purchased under long-term contracts and the remaining 15.5% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4B. “Business Overview—Fuel.”

If fuel prices increase sharply within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs. In recent years, however, the prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG have generally declined in tandem with their international market prices. For example, the average “free on board” Newcastle coal 6300 GAR spot price index published by Platts declined from US$85.1 per ton in 2013 to US$70.7 per ton in 2014 and US$56.4 per ton as of April 10, 2015. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil declined from US$105.4 per barrel in 2013 to US$96.6 per barrel in 2014 and to US$54.8 per barrel as of April 10, 2015. However, we cannot assure you that the fuel prices will remain at similarly low levels or will not significantly increase in the remainder of 2015 or thereafter.

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

Other than as set forth above and except as described below under “—The newly adopted vesting contract system may not achieve desired benefits.”, we are not aware of any specific plans by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electric power industry or the operations of us or our generation subsidiaries in the near future. However, for reasons relating to changes in policy considerations, socio-political, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electric power industry or the operations of us or our generation subsidiaries. Any such measures may have a negative effect on our business, results of operation and financial conditions. In addition, the Government, which beneficially owns a majority of our shares and exercises significant control over our business and operations, may from time to time pursue policy initiatives with respect to our business and operations, and such initiatives may vary from the interest and objectives of our other shareholders.

The newly adopted vesting contract system may not achieve desired benefits.

On May 20, 2014, the Electricity Business Act was amended, with effect from November 21, 2014, to introduce a “vesting contract” system in determining the price and quantity of electricity to be sold and purchased through the Korea Power Exchange between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). While the vesting contract system will work in conjunction with the cost-based pool system, the former will also substantially revamp and rationalize the latter as currently in effect, particularly with respect to the adjusted coefficient component.

Under the vesting contract system as currently contemplated by the amended Electricity Business Act and the Enforcement Decree of the Electricity Business Act, producers of electricity to be generated from base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit will be required to enter into a contract with the purchaser of electricity (namely, us), which will specify, among other things, the quantity of electricity to be generated and sold from such generation unit and the price at which such electricity will be sold and purchased. The contracted quantity will be subject to annual adjustment in consideration of past generation amounts, maintenance and overhaul periods, among others. The contracted price will be subject to monthly adjustment largely depending on the fuel price movements, provided that in the event of a drastic change in electricity tariff rates, inflation rate and the general market conditions of electricity supply and demand, the contracted price may be further adjusted on an as-needed basis. Generally, the contractual terms will be subject to prior consultation with the Korea Electricity Commission and approval by the Minister of the Ministry of Trade, Industry and Energy in order to ensure fair and standardized application of the vesting contract system to all producers of electricity.

In addition to aiming to stabilize the electricity supply market, a key feature of the vesting contract system is to provide a settlement mechanism that is designed to incentivize producers of electricity to supply electricity at or exceeding the contracted quantity. Under this settlement mechanism, an electricity producer is required to settle, among others, the difference between the contracted price and the market price of electricity sold at a given hour through the Korea Power Exchange (namely, the system marginal price), as multiplied by the contracted quantity of electricity. For further details of this settlement mechanism, see Item 4B. “Business Overview—Purchase of Electricity—Vesting Contract System”. Under this settlement mechanism, assuming sale of electricity in the contracted quantity and further assuming the system marginal price being higher than the contracted price, the consideration to be received by the seller of electricity net of the settlement amount will effectively amount to the product of the contracted quantity multiplied by the contracted price. If the seller sells a quantity of electricity exceeding the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is entitled to an extra return (effectively, an incentive) equal to the product of the excess quantity multiplied by the difference between the system marginal price and the contracted price. On the other hand, if the seller sells a quantity of electricity falling short of the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is required to pay an amount (effectively, a penalty) equal to the product of the shortfall quantity multiplied by the difference between the system marginal price and the contracted price. The foregoing notions of incentive and penalty are intended to minimize the additional cost of purchasing electricity at the higher system marginal price in the event that the seller of electricity fails to deliver the contracted quantity of electricity. Details of the settlement mechanism in the event of the system marginal price being lower than the contracted price have not yet been finalized.

The vesting contract system was introduced principally in order to prevent excessive profit-taking by low-cost producers of electricity by replacing the adjusted coefficient as the basis for determining the guaranteed return to generation companies, as well as to attain the following objectives. First, this system seeks to increase transactional certainty and stability of electricity supply and purchase by requiring that a relatively long-term (generally one-year) contract be entered in relation to electricity supply, which had been previously made entirely through what was effectively a spot market. Second, in order to foster responsible management of electricity supply by generation companies, the generation companies will become subject to minimum supply requirements and will be rewarded or penalized depending on whether they meet these requirements. Third, the introduction of standard contractual prices is designed to encourage cost savings and productivity enhancements on the part of the generation companies, who will be rewarded or penalized depending on whether they can supply electricity at such standard contractual prices.

In order to minimize undue impact on the electricity trading market in Korea, the vesting contract system will be implemented in phases, with the target date of implementation for hydro power in the second half of 2015, for coal-based electricity in 2016 and for nuclear power in 2017, although vesting contracts have been entered in February 2015 between us and two independent power producers of by-product gas-based electricity (namely, POSCO Energy and Hyundai Green Power) at a contractual price set a level at which the vesting contract system replaced the adjustment coefficient mechanism previously in effect with equal economic effect. By-product gas-based electricity accounted for 1.7% of electricity purchased by us in 2014. Since the vesting contract system is still in the early stages of implementation and many of the related details are still being finalized, it presently remains unclear in what final form the vesting contract system will actually operate, whether the vesting contract system will be able to achieve the desired results and whether there will be any adverse unintended consequences from the application of the system, and no assurance can be given that such system will not adversely affect our business, results of operation or financial condition in the future. See Item 4B. “Business—Purchase of Electricity—Vesting Contract System”.

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

From time to time, we may experience temporary power shortages or circumstances bordering on power shortages due to factors beyond our control, such as extreme weather conditions. Such circumstances may lead to increased end-user complaints and greater public scrutiny, which may in turn result in our need to modify our capacity expansion plans, and if we were to substantially modify our capacity plans, this may result in additional capital expenditures, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions and investments related to overseas natural resources. In 2012, 2013 and 2014, our capital expenditures for construction of generation, transmission and distribution facilities amounted to Won 12,748 billion, Won 15,831 billion and Won 16,629 billion, respectively, and our budgeted capital expenditures for 2015, 2016 and 2017 amount to Won 17,629 billion, Won 14,917 billion and Won 14,873 billion, respectively. While we currently do not expect to face any material difficulties in procuring short-term borrowing to meet our liquidity and short-term capital requirements, there is no assurance that we will be able to do so. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity or due to other factors beyond our control. If we are unable to obtain financing on commercially acceptable terms on a timely basis, or at all, we may be unable to meet our funding requirements or debt repayment obligations, which could have a material adverse impact on our business, results of operations and financial condition.

Recently, in light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) in general to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Government and as approved by the Committee for Management of Public Institutions, set target debt-to-equity levels and undertaken various programs to reduce debt and improve the overall financial health, including through rationalizing various aspects of our operations (both domestic and overseas), engaging private sector investments, disposing of non-core assets, reducing costs and exploring alternative ways to generate additional revenue. For further information, see Item 4B. “Business Overview—Recent Developments—Debt Reduction Program and Related Activities.” Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level contemplated by the Government or to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operation and financial condition.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies in recent years. See Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” Depreciation of Won against U.S. dollar and other foreign currencies typically results in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2014, approximately 20.5% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions, was denominated in foreign currencies, principally U.S. dollars. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

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

As of December 31, 2014, we and our generation subsidiaries owned approximately 77.6% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial conditions and results of operation.

In particular, we compete with independent power producers with respect to electricity generation. The independent power generators accounted for 15.1% of total power generation in 2014 and 22.4% of total generation capacity as of December 31, 2014. As of December 31, 2014, there were 10 independent power generators in Korea, excluding renewable energy producers. Prior to December 2010, private enterprises had not been permitted to own and operate coal-fired power plants in Korea. However, the Fifth Basic Plan announced in December 2010 included for the first time a plan for independent power producers to own and operate coal-fired power plants, namely four generation units with aggregate capacity of 2,290 megawatts for completion in 2016. In addition, in connection with the Sixth Basic Plan announced in February 2013, the Ministry of Trade, Industry and Energy accepted additional applications from independent power producers for construction of coal-fired power plants. 15 independent power producers applied for construction of a total of 40 additional coal-fired generation units with aggregate generation capacity of 37,100 megawatts, of which the Government approved applications for the construction of six generation units with aggregate generation capacity of 6,000 megawatts. The Government also approved applications from independent power producers for construction of two additional generation units with aggregate generation capacity of 2,000 megawatts to prepare for the contingency of failed or delayed construction of the foregoing generation units. Construction for the six generation units is scheduled to be completed between 2018 and 2021. While it remains to be seen whether construction of these generation units will be completed as scheduled, if it were to be completed as scheduled or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by Korea Electricity Commission and be approved by the minister of the Ministry of Trade, Industry and Energy in accordance with the Electricity Business Act. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity to limited geographic areas. As of March 31, 2015, the aggregate generation capacity of suppliers participating in the Community Energy System represented less than 1% of that of our generation subsidiaries in the aggregate. Accordingly, we currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea, and may have a material adverse effect on our business, results of operations and financial condition.

Labor unrest may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2014, approximately 70.3% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Relocation of our headquarters and those of our generation subsidiaries may reduce our operational efficiency.

Pursuant to a Government plan announced in 2005, which mandated relocation of the headquarters of select government-invested enterprises, including us and our six generation and certain other subsidiaries, from the

Seoul metropolitan area to other provinces in Korea as part of an initiative to foster balanced economic growth in the provinces, we and certain of our generation and other subsidiaries recently relocated our respective headquarters to the designated locations. Following relocation in November 2014, our headquarters are currently located in Naju in Jeollanam-do Province, which is approximately 300 kilometers south of Seoul. The designated locations for the headquarters of our six generation subsidiaries and other subsidiaries are various cities outside of Seoul across Korea. There is no assurance yet that, following such relocation, we have been or will be able to maintain the prior level of operational efficiency due to geographic dispersion of our business units.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 23 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 30% of electricity generated in Korea in 2014. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

From time to time, our nuclear generation units may experience unexpected shutdowns. Any prolonged or substantial breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial conditions and results of operations.

In response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government took steps to further enhance the safety and security of nuclear power facilities, including by establishing the Nuclear Safety and Security Commission (“NSSC”) in July 2011 for neutral and independent safety appraisals, subjecting nuclear power plants to additional safety inspections by governmental authorities and civic groups and requiring KHNP to prepare a comprehensive safety improvement plan. As a result of the foregoing, as well as a generally higher level of public and regulatory scrutiny of nuclear power following the recent nuclear incident in Japan, KHNP plans to implement a significant number of measures to improve the safety and efficiency of its generation facilities for target completion by the end of 2015. We expect to incur additional compliance costs and capital expenditures in relation to our improvement measures, which could have a material adverse impact on our business, financial conditions and results of operation.

In addition, in December 2014, KHNP became subject to a cyber terror incident. According to the preliminary findings of the Prosecutor’s Office announced in March 2015, hackers suspected to be affiliated with North Korean authorities stole and distributed a mock blueprint for a hypothetical nuclear unit that had been devised for educational purposes, hacked into the computer network of the KHNP employees and threatened to shut down certain of KHNP’s nuclear plants. The hacking incident did not jeopardize our nuclear operation in any material respect and none of the stolen information was material to our nuclear operation or the national nuclear policy. In response to such incident, we and our subsidiaries have further bolstered anti-hacking and other preventive and remedial measures in relation to potential cyber terror. However, there is no assurance that a similar or more serious hacking or other forms of cyber terror will not happen with respect to us and our nuclear and non-nuclear generation subsidiaries, which could have a material adverse impact on our business, financial conditions and results of operation.

Recent findings of falsified testing results and bribery and the subsequent prolonged shutdowns of certain of our nuclear generation units may adversely hurt our reputation, business, results of operations and financial condition.

In May 2013, the NSSC announced that it discovered certain control cables used in three of our then-operating nuclear generation units, Shin-Kori #1 and #2, Shin-Wolsong #1, and three units under construction, Shin-Kori #3 and #4 and Shin-Wolsong #2, had been supplied based on forged testing results. These parts were custom-made and have critical functions in the case of emergency for activating certain safety signals. The forgery was made by a testing facility in charge of performance evaluation of the parts before delivery.

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

Immediately following the discovery of the forgery incident, Shin-Kori #1 and #2 and Shin-Wolsong #1 were shut down in May 2013 for further safety inspections. Shin-Kori #3 and #4 and Shin-Wolsong #2, where such parts were also used, currently remain under construction. Shin-Kori #1 and #2 and Shin-Wolsong #1 resumed operations in January 2014 following parts replacement and the NSSC approval. While we expect that the construction of the other units will proceed as originally planned, we cannot assure you that any or all of these units will complete construction as currently scheduled. As a result of the shutdown, we incurred additional operating expenses, including as a result of having had to purchase electricity generated from more expensive fuel sources while the aforementioned nuclear plants were suspended from operation.

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

From time to time, we encounter social and political opposition against construction and operation of our generation facilities (particularly nuclear units) and, to a lesser extent, our transmission and distribution facilities. For example, we recently faced intense opposition from local residents and civic groups to the construction of transmission lines in the Milyang area, which we resolved through various compensatory and other support programs. Such opposition delayed the schedule for completion of this project. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our facilities, civic and community opposition could result in delayed construction or relocation of our planned facilities, which could have a material adverse impact on our business and results of operation.

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

We currently operate extensive programs to comply with various environmental regulations, including the Renewable Portfolio Standard program, under which each generation subsidiary is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy, with the target percentage being 2.5% in 2013 and 3.0% in 2014 and incrementally increasing to 10.0% by 2024. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2013, while one of our generation subsidiaries met 100% of its target, five others were unsuccessful to do so. Our six generation subsidiaries met, on average, 91.8% of the target for 2013 and accordingly were fined an aggregate amount of Won 44 billion. Compliance by our generation subsidiaries of the 2014 target is currently under evaluation, and if we are found to have failed to meet the target for 2014 or for subsequent years, our generation subsidiaries may become subject to additional fines or other penalties. There is no assurance that such fine or other penalty will not be substantial, and if substantial, such fine or other penalty may have a material adverse effect on our business, results of operations or financial condition. The budgeted amount of capital expenditure for implementation of the Renewable Portfolio Standard program as currently planned for the period from 2014 to 2024 is approximately Won 14.8 trillion. We expect that such additional capital expenditure to be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all. See also Item 4B. “Business Overview—Environmental Programs.”

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

See Item 4B. “Business Overview—Environmental Programs.”

Newly adopted coal consumption tax may have a material adverse effect on our business, operations and profitability.

Effective July 1, 2014, consumption tax has applied to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. The base tax rate (which is subject to certain adjustments) is Won 24 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is Won 19 per kilogram for bituminous coal with net heat generation of 5,000 kilo calories or more per kilogram, and Won 17 per kilogram for bituminous coal with net heat generation of less than 5,000 kilo calories per kilogram. In contrast, the applicable tax rate for LNG was reduced from Won 60 per kilogram to Won 42 per kilogram. Since bituminous coal currently represents the largest fuel type for electricity generation, accounting for approximately 44.1% of our entire fuel requirements in 2014 in terms of electricity output, the newly adopted consumption tax thereon may result in an increase of our overall fuel costs, notwithstanding the decrease in the consumption tax rate for LNG, which accounted for approximately 15.5% of our entire fuel requirements in 2014 in terms of electricity output. While we expect that such additional fuel costs will be covered by a corresponding increase in electricity tariff, there is no assurance that the Government will in fact raise electricity tariff to a level sufficient to fully cover such additional costs in a timely manner or at all, and if the Government does not do so, the increase in our overall fuel costs arising from the newly adopted coal consumption tax will adversely affect our results of operation and financial condition.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2014 the last day on which our shareholder registry was closed, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

In tandem with the above-mentioned proceeding at the Supreme Court of Korea, as of December 31, 2014 our six generation subsidiaries and another subsidiary, KPS, were subject to several lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In one of such lawsuits, in January 2015, the Seoul District Court found largely in favor of a company-specific labor union whose members consist of employees of KOSPO, and in February 2015, KOSPO filed an appeal with the Seoul High Court. In light of the District Court ruling and the wage structure of us and our subsidiaries, as of December 31, 2014 we have set aside a reserve on a consolidated basis in the aggregate amount of Won 174 billion to cover the likely future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that there will not be further lawsuits in relation to ordinary wage or that the foregoing reserve amount will be sufficient to cover additional ordinary wage payments or other compensation and damages arising from the present or future litigation. If there are further litigation or if the actual compensation or other damages we become liable on a consolidated basis to pay in relation to these or other similar lawsuits were to be higher than our reserve amounts, it would adversely affect our results of operation.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of the ongoing general economic weakness and political turbulence in Europe, signs of cooling economy for China and the continuing political instability in the Middle East and the former republics of the Soviet Union, including Russia, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasing exposed to the risk of a “scissor effect”, namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that the Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, weakness in the real estate market, rising household debt, potential declines in productivity due to aging demographics and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations. As the Korean economy is highly dependent on the health and direction of the global economy, the prices of our securities may be adversely affected by investors’ reactions to developments in other countries. In addition, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years, which in turn also may adversely affect our financial condition and results of operation.

Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

More specifically, factors that could hurt the Korean economy in the future include, among others:

•	fiscal difficulties, political turbulence and increased sovereign default risks in select countries in Europe and the resulting adverse effects on the global financial markets;

•

adverse change or increased volatility in macroeconomic indicators, including interest rates, inflation level, foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of U.S. Dollar, Euro or Japanese Yen or revaluation of the Renminbi), stock market indices and inflows and outflows of foreign capital;

•

adverse developments in the economies of countries and regions that are Korea’s important export markets (such as the United States, China and Japan) and deterioration in economic or diplomatic relations between Korea and its major trading partners or allies, including as a result of trading or territorial disputes or disagreements in foreign policy;

•	continued sluggishness in the Korean real estate market;

•	a continuing rise in the level of household debt and an increase in delinquency and credit default by retail or small- and medium-sized enterprise borrowers;

•	a rise in unemployment or stagnation of real wages;

•	an increase in social expenditures to support an aging population or decreases in productivity due to shifting demographics;

•	social and labor unrest;

•	a decline in consumer confidence and a slowdown in consumer spending and corporate investments;

•

a widening fiscal deficit from a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus, unemployment compensation and other economic and social programs;

•	political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making;

•

laws, regulations or other government actions (financial, economic or otherwise) that fail to achieve desired policy objectives, produce adverse unintended consequences or otherwise constrain or distort sound economic activities;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues, including in respect of certain chaebols; and

•

any other developments that has a material adverse effect on the global or Korean economy, such geopolitical tensions (such as in the Crimea peninsula, certain former republics of the Soviet Union, the Middle East and the Korean peninsula), an act of war, a terrorist act, a breakout of an epidemic or natural or man-made disasters (such as the sinking of the Sewol ferry in April 2014, which significantly dampened consumer sentiment in Korea for months).

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operations.

Tensions with North Korea could have an adverse effect on us and the market value of our shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there continues to be uncertainty regarding the long-term stability of North Korea’s political leadership since the succession of Kim Jong-un to power following the death of his father in December 2011, which has raised concerns with respect to the political and economic future of the region.

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•

In December 2014, North Korea allegedly hacked into Sony’s network to prevent the airing of the movie “The Interview” which unfavorably portrays the North Korean leader, which has prompted the United States to consider implementing additional economic sanctions against North Korea.

•

In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea may suddenly occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership or its actual collapse, a leadership crisis, a breakdown of high-level contacts or accelerated reunification could have a material adverse effect on our business, financial condition and results of operations, as well as the price of our common shares and our American depositary shares.

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

Item 4A. History and Development of the Company

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation (“KEPCO”) Act as the successor to Korea Electric Company. Our registered office is located at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea, and our telephone number is 82-61-345-4261. Our website address is www.kepco.co.kr. Our agent in the United States is Korea Electric Power Corporation, New York Office, located at 7th Floor, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2014, the last day on which our shareholder registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

Under relevant laws of Korea, the Government is required to own, directly or indirectly, at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters relating to us that require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Trade, Industry and Energy, based on the Government’s ownership of our common stock and a proxy received from Korea Development Bank, in consultation with the Ministry of Strategy and Finance.

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

Item 4B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2014, we and our generation subsidiaries owned approximately 77.6% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2014, we sold to our customers approximately 477,592 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and to a lesser extent from independent power producers. Of the 490,018 gigawatt-hours of electricity we purchased in 2014, 31.6% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 54.6% was generated by our wholly-owned five thermal generation subsidiaries and 13.8% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five thermal generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2014, we had sales of Won 57,123 billion and net profit of Won 2,799 billion, compared to sales of Won 53,713 billion and net profit of Won 174 billion in 2013.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 3.9% per annum from 2010 to 2014, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 3.7% during the same period, according to the Bank of Korea. The GDP growth rate was 3.3% during 2014 while demand for electricity in Korea increased by 0.6% during 2014.

Strategy

As our overall strategy, we seek to become a leading global energy enterprise through enhanced global competitiveness and strengthening our contribution to the global environmental campaigns through continued development of “green” and “smart” power-related technologies. We also aim to adapt to the growing uncertainties in global economy by selectively pursuing new business opportunities and through development of innovative technologies. In addition, we are in the process of integrating a “creating shared values” platform to our business model and operating strategy so as to enhance our social contributions as well as financial profitability in the form of creating new business opportunities while promoting energy welfare for our consumers.

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

•

Fulfill social responsibilities as an electricity provider. In this connection, we will continue to seek to balance between our public policy mandate and profitability and develop sustainable products, including through leadership in low-carbon clean energy business, creating and fostering a common set of shared values with local communities, development of a sustainable energy business model and actualization of results-oriented social responsibility as a global corporate citizen.

Recent Developments

Vesting Contract System

On May 20, 2014, the Electricity Business Act was amended, with effect from November 21, 2014, to introduce a “vesting contract” system in determining the price and quantity of electricity to be sold and purchased through the Korea Power Exchange between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). While the vesting contract system will work in conjunction with the cost-based pool system, the former will also substantially revamp and rationalize the latter as currently in effect, particularly with respect to the adjusted coefficient component.

Under the vesting contract system as currently contemplated by the amended Electricity Business Act and the Enforcement Decree of the Electricity Business Act, producers of electricity to be generated from base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit will be required to enter into a contract with the purchaser of electricity (namely, us), which will specify, among other things, the quantity of electricity to be generated and sold from such generation unit and the price at which such electricity will be sold and purchased. The contracted quantity will be subject to annual adjustment in consideration of past generation amounts, maintenance and overhaul periods, among others. The contracted price will be subject to monthly adjustment largely depending on the fuel price movements, provided that in the event of a drastic change in electricity tariff rates, inflation rate and the general market conditions of electricity supply and demand, the contracted price may be further adjusted on an as-needed basis. Generally, the contractual terms will be subject to prior consultation with the Korea Electricity Commission and approval by the Minister of the Ministry of Trade, Industry and Energy in order to ensure fair and standardized application of the vesting contract system to all producers of electricity.

In addition to aiming to stabilize the electricity supply market, a key feature of the vesting contract system is to provide a settlement mechanism that is designed to incentivize producers of electricity to supply electricity at or exceeding the contracted quantity. Under this settlement mechanism, an electricity producer is required to settle, among others, the difference between the contracted price and the market price of electricity sold at a given hour through the Korea Power Exchange (namely, the system marginal price), as multiplied by the contracted quantity of electricity. For further details of this settlement mechanism, see “—Purchase of Electricity—Vesting Contract System”. Under this settlement mechanism, assuming sale of electricity in the contracted quantity and further assuming the system marginal price being higher than the contracted price, the consideration to be received by the seller of electricity net of the settlement amount will effectively amount to the product of the contracted quantity multiplied by the contracted price. If the seller sells a quantity of electricity exceeding the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is entitled to an extra return (effectively, an incentive) equal to the product of the excess quantity multiplied by the difference between the system marginal price and the contracted price. On the other hand, if the seller sells a quantity of electricity falling short of the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is required to pay an amount (effectively, a penalty) equal to the product of the shortfall quantity multiplied by the difference between the system marginal price and the contracted price. The foregoing notions of incentive and penalty are intended to minimize the additional cost of purchasing electricity at the higher system marginal price in the event that the seller of electricity fails to deliver the contracted quantity of electricity. Details of the settlement mechanism in the event of the system marginal price being lower than the contracted price have not yet been finalized.

The vesting contract system was introduced principally in order to prevent excessive profit-taking by low-cost producers of electricity by replacing the adjusted coefficient as the basis for determining the guaranteed return to generation companies, as well as to attain the following objectives. First, this system seeks to increase transactional certainty and stability of electricity supply and purchase by requiring that a relatively long-term (generally one-year) contract be entered in relation to electricity supply, which had been previously made entirely through what was effectively a spot market. Second, in order to foster responsible management of electricity supply by generation companies, the generation companies will become subject to minimum supply requirements and will be rewarded or penalized depending on whether they meet these requirements. Third, the introduction of standard contractual prices is designed to encourage cost savings and productivity enhancements on the part of the generation companies, who will be rewarded or penalized depending on whether they can supply electricity at such standard contractual prices.

In order to minimize undue impact on the electricity trading market in Korea, the vesting contract system will be implemented in phases, with the target date of implementation for hydro power in the second half of 2015, for coal-based electricity in 2016 and for nuclear power in 2017, although vesting contracts have been entered in February 2015 between us and two independent power producers of by-product gas-based electricity (namely, POSCO Energy and Hyundai Green Power) at a contractual price set a level at which the vesting contract system replaced the adjustment coefficient mechanism previously in effect with equal economic effect. By-product gas-based electricity accounted for 1.7% of electricity purchased by us in 2014. Since the vesting contract system is still in the early stages of implementation and many of the related details are still being finalized, it presently remains unclear in what final form the vesting contract system will actually operate, whether the vesting contract system will be able to achieve the desired results and whether there will be any adverse unintended consequences from the application of the system, and no assurance can be given that such system will not adversely affect our business, results of operation or financial condition in the future. See “—Purchase of Electricity—Vesting Contract System”.

Relocation and Sale of Our Headquarters

Pursuant to a Government plan announced in 2005, which mandated relocation of the headquarters of select government-invested enterprises, including us and our six generation and certain other subsidiaries from the Seoul metropolitan area to other provinces in Korea as part of an initiative to foster balanced economic growth in the provinces, we and certain of our generation and other subsidiaries recently relocated our respective headquarters to the designated locations. Following relocation in November 2014, our headquarters are currently located in Naju in Jeollanam-do Province, which is approximately 300 kilometers south of Seoul. The designated locations for the headquarters of our six generation subsidiaries and other subsidiaries are various cities outside of Seoul across Korea. The estimated total cost of relocation of the headquarters of us and our generation subsidiaries is Won 1,522 billion, which has been funded with operating cash, borrowings and proceeds from the sale of existing headquarters.

Under a special act enacted for this purpose which requires that we sell our headquarters within one year after relocation, in September 2014 we entered into a definitive agreement with a consortium consisting of Hyundai Motor Company, Kia Motor Company and Hyundai Mobis for the sale of the properties in our previous headquarters for a sale price of Won 10,550 billion. The sale was made following an open bidding, and the assessment value for such properties was approximately Won 3,335 billion. Under the sales agreement, the purchaser made a deposit equal to 10% of the purchase price on the date of the agreement, paid the first installment equal to 30% of the purchase price on January 15, 2015 and is obligated to pay the remaining proceeds in two equal installments on May 25 and September 25, 2015, and the title to the properties will transfer on the date the full purchase price is paid.

Sale of Treasury Shares

On October 24, 2014, we sold 18,929,995 treasury shares held by us, representing 2.95% of our total issued shares for a consideration of Won 45,200 per share, or approximately Won 856 billion in the aggregate, through an after-hours block sale on the Korea Exchange to third party investors.

Debt Reduction Program and Related Activities

In 2014, in light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) in general to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and as approved by the Committee for Management of Public Institutions in June 2014, set target debt-to-equity levels and undertaken various programs to reduce debt and improve the overall financial health, including through rationalizing and applying stricter review (from a profitability and efficiency perspective) various aspects of our operations (both domestic and overseas), inviting private sector investments, disposing of non-core assets (such as non-core or loss-generating overseas operations and real property unrelated to operations), reducing costs, exploring alternative ways to generate additional revenue and developing contingency plans for further cost savings.

The following table summarizes some of the actions that we and our generation subsidiaries have undertaken or plan to undertake as part of such debt reduction program.

Entity	Target Debt-to- Equity Level(1)	Actual Debt-to-Equity Level(1)	Other Related Activities
KEPCO	145% by 2017	136% as of December 31, 2013; 130% as of December 31, 2014	- Sale of treasury shares, remaining shares in LG Uplus and shares in select subsidiaries; - Active rental of facilities for additional revenue
KHNP	150% by 2017	129% as of December 31, 2013; 132% as of December 31, 2014

-   Stricter review of new nuclear generation construction and new headquarters construction

-   Rationalization of the procurement process and other budget reduction efforts

-   Development and sale of radioactive waste vitrification and other advanced technologies

EWP	107% by 2017	117% as of December 31, 2013; 135% as of December 31, 2014	- Sale of shares in GS Donghae Electric Power Co., Ltd. and six other domestic and overseas companies
KOMIPO	160% by 2017	112% as of December 31, 2013; 135% as of December 31, 2014	- Sale of shares in seven solar power facilities and closed facilities at Incheon Thermal Nos. 1 and 2
KOSEP	130% by 2017	128% as of December 31, 2013; 128% as of December 31, 2014	- Sale of shares in Korea Engineering & Power Service Co., Ltd. and shares in six renewable energy companies
KOSPO	143% by 2017	113% as of December 31, 2013; 151% as of December 31, 2014	- Sale of real properties that yield no revenues
KOWEPO	149% by 2017	128% as of December 31, 2013; 156% as of December 31, 2014	- Sale of equity interests in Dongducheon Dream Power and obtaining private sector investment in the Pyeongtaek Combined Cycle Unit No. 3 - Accelerated construction of generation units

Note:

(1)	Computed on a separate basis for KEPCO, EWP, and KOSPO.

Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level contemplated by the Government or to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operation and financial condition.

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

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were spun off from us in April 2001, and independent power producers, which numbered 10 (excluding renewable energy producers) as of December 31, 2014. We distribute electricity purchased through the Korea Power Exchange to the end users.

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

The adjusted coefficient applies in principle to all generation units that use the same type of fuel, except for independent power producers that use LNG, oil, or by-product gas (for which the adjusted coefficient was replaced with the vesting contract system as further discussed below). The adjusted coefficient is currently set at the highest level for the marginal price of electricity generated using nuclear fuel, followed by coal, oil and LNG. The differentiated adjusted coefficients reflect the Government’s current energy policy objectives and have the effect of setting priorities in the fuel types to be used in electricity generation. The adjusted coefficient is determined by the Cost Evaluation Committee in principle on an annual basis, although in exceptional cases driven by external factors such as material developments in fuel costs and electricity tariff rates, the adjusted coefficient may be adjusted on a quarterly basis.

Under the “vesting contract” system which is currently being implemented in phases as to the purchase and sale of electricity between us and the suppliers of electricity (namely, our generation subsidiaries and independent power producers) pursuant to an amendment to the Electricity Business Act, effective November 21, 2014, the application of adjusted coefficient will be gradually cease in tandem with the rollout of the vesting contract system depending on various fuel types, and the adjustment mechanism for determining the price we currently pay to our generation subsidiaries and independent power producers for electricity sold to us will be replaced by the vesting contract system as further described below in “—Vesting Contract System”.

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

Under a regionally differentiated capacity price system, we are required to maintain a standard capacity reserve margin in the range of 12.0% to 20.0% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by a failure to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by exceeding the standard capacity reserve margin receive reduced capacity price. The capacity price received by generation units is subject to hourly and seasonal adjustments in order to incentivize our generation subsidiaries to operate their generation facilities at full capacity during periods of highest demand. For example, the capacity price paid differs depending on whether the relevant hour is a “on-peak” hour, a “mid-peak” hour or an “off-peak” hour (it being highest for the on-peak hours and lowest for the off-peak hours) and the capacity price paid is highest during the months of January, July and August when electricity usage is highest due to weather conditions. Other than subject to the aforementioned variations, the same capacity pricing mechanism applies to all generation units regardless of fuel types used.

Vesting Contract System

On May 20, 2014, the Electricity Business Act was amended, with effect from November 21, 2014, to introduce a “vesting contract” system in determining the price and quantity of electricity to be sold and purchased through the Korea Power Exchange between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). While the vesting contract system will work in conjunction with the cost-based pool system, the former will also substantially revamp and rationalize the latter as currently in effect, particularly with respect to the adjusted coefficient component.

Under the vesting contract system as currently contemplated by the amended Electricity Business Act and the Enforcement Decree of the Electricity Business Act, producers of electricity to be generated from base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit will be required to enter into a contract with the purchaser of electricity (namely, us), which will specify, among other things, the quantity of electricity to be generated and sold from such generation unit and the price at which such electricity will be sold and purchased. The contracted quantity will be subject to annual adjustment in consideration of past generation amounts, maintenance and overhaul periods, among others. The contracted price will be subject to monthly adjustment largely depending on the fuel price movements, provided that in the event of a drastic change in electricity tariff rates, inflation rate and the general market conditions of electricity supply and demand, the contracted price may be further adjusted on an as-needed basis. Generally, the contractual terms will be subject to prior consultation with the Korea Electricity Commission and approval by the Minister of the Ministry of Trade, Industry and Energy in order to ensure fair and standardized application of the vesting contract system to all producers of electricity.

In addition to aiming to stabilize the electricity supply market, a key feature of the vesting contract system is to provide a settlement mechanism that is designed to incentivize producers of electricity to supply electricity at or exceeding the contracted quantity. Under this settlement mechanism, an electricity producer is required to settle, among others, the difference between the contracted price and the market price of electricity sold at a given hour through the Korea Power Exchange (namely, the system marginal price), as multiplied by the contracted quantity of electricity.

To elaborate, the net consideration that the seller of electricity at a particular generation unit is entitled to receive upon sale of the contracted quantity of electricity through the Korea Power Exchange at a given hour is determined using the following formula:

Net consideration = Gross consideration – Settlement amount, assuming the system marginal price is higher than the contracted price, where:

(A) Gross consideration equals the sum of:

(i)	System marginal price * quantity of electricity sold; and

(ii)	Capacity price (as discussed above), as applicable to the particular generation unit; and

(B) Settlement amount equals the sum of:

(i)	Contracted quantity * (system marginal price – contracted price); and

(ii)	Capacity price.

Accordingly, under this settlement mechanism, assuming sale of electricity in the contracted quantity and further assuming the system marginal price being higher than the contracted price, the consideration to be received by the seller of electricity net of the settlement amount will effectively amount to the product of the contracted quantity multiplied by the contracted price. If the seller sells a quantity of electricity exceeding the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is entitled to an extra return (effectively, an incentive) equal to the product of the excess quantity multiplied by the difference between the system marginal price and the contracted price. On the other hand, if the seller sells a quantity of electricity falling short of the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is required to pay an amount (effectively, a penalty) equal to the product of the shortfall quantity multiplied by the difference between the system marginal price and the contracted price. The foregoing notions of incentive and penalty are intended to minimize the additional cost of purchasing electricity at the higher system marginal price in the event that the seller of electricity fails to deliver the contracted quantity of electricity. Details of the settlement mechanism in the event of the system marginal price being lower than the contracted price have not yet been finalized.

The vesting contract system was introduced principally in order to prevent excessive profit-taking by low-cost producers of electricity by replacing the adjusted coefficient as the basis for determining the guaranteed return to generation companies, as well as to attain the following objectives. First, this system seeks to increase transactional certainty and stability of electricity supply and purchase by requiring that a relatively long-term (generally one-year) contract be entered in relation to electricity supply, which had been previously made entirely through what was effectively a spot market. Second, in order to foster responsible management of electricity supply by generation companies, the generation companies will become subject to minimum supply requirements and will be rewarded or penalized depending on whether they meet these requirements. Third, the introduction of standard contractual prices is designed to encourage cost savings and productivity enhancements on the part of the generation companies, who will be rewarded or penalized depending on whether they can supply electricity at such standard contractual prices.

In order to minimize undue impact on the electricity trading market in Korea, the vesting contract system will be implemented in phases, with the target date of implementation for hydro power in the second half of 2015, for coal-based electricity in 2016 and for nuclear power in 2017, although vesting contracts have been entered in February 2015 between us and two independent power producers of by-product gas-based electricity (namely, POSCO Energy and Hyundai Green Power) at a contractual price set a level at which the vesting contract system replaced the adjustment coefficient mechanism previously in effect with equal economic effect. By-product gas-based electricity accounted for 1.7% of electricity purchased by us in 2014. Since the vesting contract system is still in the early stages of implementation and many of the related details are still being finalized, it presently remains unclear in what final form the vesting contract system will actually operate, whether the vesting contract system will be able to achieve the desired results and whether there will be any adverse unintended consequences from the application of the system, and no assurance can be given that such system will not adversely affect our business, results of operation or financial condition in the future.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries and independent power producers for the year ended December 31, 2014 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	154,894	31.6	9,287	20.8	59.95
	KOSEP	63,876	13.0	4,501	10.1	70.46
	KOMIPO	50,181	10.2	5,029	11.3	100.22
	KOWEPO	48,391	9.9	4,932	11.0	101.93
	KOSPO	56,686	11.6	6,302	14.1	111.17
	EWP	48,549	9.9	4,537	10.2	93.44
	Others(1)	67,441	13.8	10,108	22.6	144.87

	Total	490,018	100.0	44,695	100.6	91.21

Energy Sources	Nuclear	149,056	30.4	8,192	18.3	54.96
	Bituminous coal	189,330	38.6	11,994	26.8	63.35
	Anthracite coal	7,746	1.6	706	1.6	91.18
	Oil	7,591	1.5	1,681	3.8	221.42
	LNG	25,267	5.2	3,936	8.8	155.78
	Combined-cycle	89,566	18.3	14,524	32.5	162.16
	Hydro	2,070	0.4	333	0.7	170.94
	Pumped-storage	5,037	1.0	866	1.9	204.41
	Others	14,355	2.9	2,464	5.5	171.67

	Total	490,018	100.0	44,695	100.0	91.21

Load	Base load	342,132	69.8	20,791	46.5	60.77
	Non-base load	147,886	30.2	23,904	53.5	161.64

	Total	490,018	100.0	44,695	100.0	91.21

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

Power Purchased from Independent Power Producers Under Power Purchase Agreements

In 2014, we purchased an aggregate of 11,114 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 4,243 megawatts as of December 31, 2014.

Power Generation

As of December 31, 2014, we and our generation subsidiaries had a total of 607 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 72,305 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2014 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	23	20,716	85.0
Thermal:
Coal	53	26,274	88.5
Oil	11	2,950	26.5
LNG	2	388	16.7

Total thermal	66	29,612	81.4

Internal combustion	208	330	22.7
Combined-cycle	111	16,074	48.4
Hydro	73	5,343	12.8
Wind	40	94	18.0
Solar	75	74	14.8
Fuel cell	9	28	55.4
Biogas	2	35	62.1

Total	607	72,305	69.9

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

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

	2010	2011	2012	2013	2014	% of 2014 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	148,596	154,723	150,327	138,784	156,407	30.0
Coal	198,287	199,516	199,330	201,119	203,765	39.0
Oil	10,874	9,456	13,553	13,941	6,838	1.3
LNG	2,288	2,233	3,453	3,526	568	0.1
Internal combustion	731	821	752	741	656	0.1
Combined-cycle	70,081	71,668	75,751	84,561	68,134	13.1
Hydro	4,393	4,815	5,140	5,679	5,976	1.1
Wind	91	117	127	155	148	—
Solar and fuel cells	44	60	83	251	422	0.1

Total generation by us and our generation subsidiaries	435,385	443,409	448,516	448,757	442,914	84.9

Electricity generated by IPPs:
Thermal	37,197	42,240	48,043	55,923	63,088	12.1
Hydro and other renewable	2,079	11,244	13,015	12,468	15,968	3.1

Total generation by IPPs	39,276	53,484	61,058	68,391	79,056	15.1

Gross generation	474,660	496,893	509,574	517,148	521,970	100
Auxiliary use(2)	19,372	19,689	20,154	20,463	20,610	3.9
Pumped-storage(3)	3,663	4,257	4,789	5,408	6,644	1.3

Total net generation(4)	451,625	472,947	484,631	491,277	494,716	94.8

Transmission and distribution losses(5)	18,034	17,430	17,292	18,019	18,270	3.7

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped-storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation minus auxiliary and pumped-storage use.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2010	2011	2012	2013	2014
	(Megawatts)
Total capacity	76,078	76,649	81,806	82,296	93,216
Peak load	71,308	73,137	75,987	76,522	80,154
Average load	54,185	56,723	58,012	58,615	59,586

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori-1, began commercial operation. On April 2, 2001, all of nuclear and hydroelectric power generation assets and liabilities of our thermal generation subsidiaries were transferred to KHNP.

KHNP owns and operates 23 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang (Hanbit) and Ulchin (Hanul), 51 hydroelectric generation units including 16 pumped storage hydro generation units as well as five solar generation units and one wind generation unit as of December 31, 2014.

The table below sets forth the number of units and installed capacity as of December 31, 2014 and the average capacity factor by types of generation units in 2014.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	23	20,716	85.0
Hydroelectric	51	5,307	27.1
Solar	5	16	15.2
Wind	1	1	6.9

Total	80	26,040

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

Shin-Kori-2 and Shin-Wolsong-1, each with a 1,000 megawatt capacity, commenced commercial operation in July 2012. We are currently building five additional nuclear generation units, consisting of one unit with a 1,000 megawatt capacity and four units each with a 1,400 megawatt capacity at the Shin-Kori and Shin-Hanul sites, respectively. We expect to complete these units between 2015 and 2018. In addition, we plan to build four additional nuclear units, each with a 1,400 megawatt capacity, and two additional nuclear units, each with a 1,500 megawatt capacity at the Shin-Kori and Shin-Hanul sites between 2019 and 2024.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2014.

Unit	Reactor Type (1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity
	(Megawatts)
Kori-1	PWR	W	GEC, Hitachi, D	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC, Hitachi	1985	950
Kori-4	PWR	W	GEC, Hitachi	1986	950
Shin-Kori-1	PWR	D, KOPEC, W	D, GE	2011	1,000
Shin-Kori-2	PWR	D, KOPEC, W	D, GE	2012	1,000
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Shin-Wolsong-1	PWR	D, KOPEC, W	D, GE	2012	1,000
Hanbit-1	PWR	W	W, D	1986	950
Hanbit-2	PWR	W	W, D	1987	950
Hanbit-3	PWR	H, CE, K	H, GE	1995	1,000
Hanbit-4	PWR	H, CE, K	H, GE	1996	1,000
Hanbit-5	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Hanbit-6	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Hanul-1	PWR	F	A	1988	950
Hanul-2	PWR	F	A	1989	950
Hanul-3	PWR	H, CE, K	H, GE	1998	1,000
Hanul-4	PWR	H, CE, K	H, GE	1999	1,000
Hanul-5	PWR	D, KOPEC, W	D, GE	2004	1,000
Hanul-6	PWR	D, KOPEC, W	D, GE	2005	1,000

Total nuclear					20,716

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries; “K” means Korea Atomic Energy Research Institute; “KOPEC” means Korea Power Engineering Company.
(3)	“GEC” means General Electric Company (U.K.); “P” means Parsons (Canada and U.K.); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alsthom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi Ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2014 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	85.2	5.8
Kori-2	91.5	6.5
Kori-3	83.5	6.8
Kori-4	86.3	6.5
Shin-Kori-1	84.8	5.8
Shin-Kori-2	95.1	5.3
Wolsong-1	—	—
Wolsong-2	91.3	8.7
Wolsong-3	85.6	9.1
Wolsong-4	85.1	9.2
Shin-Wolsong-1	99.3	5.4
Hanbit-1	103.5	6.5
Hanbit -2	77.8	5.5
Hanbit -3	78.8	6.3
Hanbit -4	77.9	6.3
Hanbit -5	79.5	5.9
Hanbit -6	81.8	5.5
Hanul-1	91.9	5.9
Hanul-2	84.6	6.3
Hanul-3	41.4	6.8
Hanul-4	98.1	4.9
Hanul-5	84.2	6.1
Hanul-6	88.7	5.8

Total nuclear	85.0	6.3

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement and maintenance was 71.9 days per unit in 2014. In addition, KHNP’s nuclear units experienced an average of 0.2 unplanned shutdowns per unit in 2014. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

Effective January 1, 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced in August 2010, our five thermal generation subsidiaries transferred all of the assets and liabilities relating to their pumped-storage and hydroelectric business units to KHNP. The table below sets forth certain information, including the installed capacity as of December 31, 2014 and the average capacity factor in 2014.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	9.5
Chuncheon	2	Dam	1965	62.3	9.6
Euiam	2	Dam	1967	48.0	21.8
Cheongpyung	4	Dam	1943	140.1	—
Paldang	4	Dam	1973	120.0	13.8
Seomjingang	3	Basin deviation	1945	34.8	25.4
Boseonggang	2	Basin deviation	1937	4.5	61.6
Kwoesan	2	Dam	1957	2.6	34.4
Anheung	3	Dam waterway	1978	0.5	29.0
Kangreung	2	Basin deviation	1991	82.0	—
Topyeong	1	Dam	2011	0.05	23.8
Muju(1)	1	Dam	2003	0.4	17.7
Sancheong (1)	2	Dam	2001	1.0	45.2
Yangyang(1)	2	Dam	2005	1.4	26.8
Yecheon(1)	1	Dam	2011	1.0	11.5
Cheongpeoung(1)	2	Pumped Storage	1980	400.0	9.3
Samrangjin(1)	2	Pumped Storage	1985	600.0	10.4
Muju(1)	2	Pumped Storage	1995	600.0	14.1
Sancheong(1)	2	Pumped Storage	2001	700.0	13.6
Yangyang(1)	4	Pumped Storage	2006	1,000.0	11.4
Cheongsong(1)	2	Pumped Storage	2006	600.0	14.5
Yecheon(1)	2	Pumped Storage	2011	800.0	11.9

Total	51			5,307.0	27.1

Note:

(1)	Indicates facilities that have been transferred from our five thermal generation companies to KHNP as of January 1, 2011.

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2014 and the average capacity factor in 2014, regarding each solar and wind power unit of KHNP. Yecheon-units 1 and 2 began commercial operation in July 2012 and December 2012, respectively. KHNP added an 11-megawatt capacity unit to the Younggwang Solar Park, for which commercial operation began in November 2012.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	13.9	15.1
Yecheon	Solar	2012	2.0	15.8
Kori	Wind	2008	0.8	6.78

Total			16.7

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2014 and the average capacity factor and average fuel cost per kilowatt in 2014 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	23.5	3,240	90.9	42.8
Yong Hung #1, 2, 3, 4, 5, 6	5.5	5,080	90.4	41.3
Yosu # 2	37.5	328.6	89.7	57.3
Anthracite:
Yongdong #1, 2	37.6	325	88.8	58.3
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	20.9	922	32.8	188.4
Hydro, Solar and other renewable energy	—	83.3	—	—

Total	15.0	9,979	83.9	49.3

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2014 and the average capacity factor and average fuel cost per kilowatt in 2014 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	19.9	4,000	95.3	39.5
Anthracite:
Seocheon #1, 2	31.5	400	65.2	68.8
Oil-fired:
Jeju #2, 3	14.5	150	58.8	208.6
LNG-fired:
Seoul #4, 5	45.1	387.5	12.1	237.8
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3,	15.8	1,350	29.5	155.0
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	9.8	1,462.7	65.2	140.9
Sejong gas turbine #1, 2; steam turbine #1	1.1	530.4	59.0	147.4
Jeju Gas Turbine #3	37.1	55	0.4	779.6
Jeju Internal Combustion Engine #1, 2	7.6	80	58.8	159.2
Wind-powered:
Yangyang #1, 2	8.5	3.0	15.1	13.7
Hydroelectric:
Boryeong	5.8	7.5	26.9	0.7
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	6.6	0.6	12.7	15.2
Seocheon (PV) site	6.9	1.2	14.2	—
Jeju (PV) site	3.4	2.3	12.3	—
Seoul (PV) site	3.3	1.3	15.2	2.7
Yeosu (PV) site	2.8	2.2	15.8	—
Incheon (PV) site	3.0	0.3	14.1	—
Boryeong (fuel cell) site	6.3	0.3	78.9	243.8

Total	19.7	8,434	67.1	76.9

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2014 and the average capacity factor and average fuel cost per kilowatt in 2014 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	14.4	4,000	93.4	41.9
Oil-fired:
Pyeongtaek #1, 2, 3, 4	33.1	1,400	15.9	178.4
Combined cycle:
Pyeongtaek #1, 2	8.2	1,348.5	31.0	146.8
Gunsan	4.6	718.4	73.4	145.0
West Incheon	22.5	1,800	52.5	152.1
Hydroelectric:
Taean	7.3	2.2	22.6	—
Solar:
Taean	9.4	0.1	12.6	—
Taean 2	2.9	0.6	14.1	—
Gunsan	4.5	0.3	14.4	—
Samryangjin	7.1	3.0	13.6	—
Sejong City	2.5	4.9	14.3	—
Gyeonggi-do	1.7	2.5	14.4	—
Yeongam	1.8	13.3	15.2	—
Pyeongtaek	0.1	0.46	6.1	—
Fuel Cell:
West Incheon	0.3	11.2	84.2	—

Total	17.1	9,305.5	64.8	80.4

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2014 and the average capacity factor and average fuel cost per kilowatt in 2014 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	13.3	4,000	100.0	41.45
Oil-fired:
Nam Jeju #3, 4	8.0	200	78.8	203.76
Combined cycle:
Shin Incheon #1, 2, 3, 4	18.2	1,800	66.9	149.56
Busan #1, 2, 3, 4	11.2	1,800	77.8	142.52
Yeongwol #1	4.6	848	29.3	154.31
Hallim	18.5	105	12.0	265.63
Andong #1	1.3	361	55.9
Wind power:				132.22
Hankyung	8.2	21	28.4	0.92
Seongsan	5.2	20	26.7	0.60
Solar	4.2	6	13.0	0.29

Total	12.5	9,161	75.0	91.43

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2014 and the average capacity factor and average fuel cost per kilowatt in 2014 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8	11.4	4,000	91.4	39.3
Honam #1, 2	41.7	500	82.9	56.3
Anthracite:
Donghae #1, 2	15.8	400	91.0	56.4
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	34.4	1,200	20.5	181.3
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	15.5	2.1	39.5	138.9
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	20.8	900	26.1	194.6
Mini hydro:
Dangjin	5.1	5.0	54.2	—
Photovoltaic:
Dangjin	4.3	1.0	14.0	—
Ulsan	3.8	0.5	10.8	—
Kwangyang	3.1	2.3	9.8	1.4
Dangjin Storage Facility	2.1	0.7	13.9	—
Dangjin Floating System	1.6	1.0	11.4	—
Dangjin Waste Treatment Facility	3.1	1.3	13.0	—
Donghae	8.3	1.0	72.1	—
Fuel cell:
Ilsan #1	5.3	2.4	80.1	193.7
Ilsan #2	3.8	2.8	71.0	206.8
Ilsan #3	1.8	2.8	86.0	184.9
Ulsan	1.3	2.8	90.3	166.9
Wind Power:
YeongGwang Jisan	2.3	3.0	—	4.0
Biomass:
Donghae	1.5	30.0	82.4	83.9

Total	8.5	9,128.5	71.4	70.2

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

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1-8	4,000 MW (500 MW×8)	EP(1) upgrade (#4, 2011) EP(1) upgrade (#1, 2012)	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350×4)	Steam turbine upgrade (#1, 4, 2013/#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong #1-8	4,000 MW (500×8)	Control System upgrade (#6, 2011, #3, 5, 2012)	Performance- improvement	KOMIPO
Incheon CC #2	508.9 MW (gas turbines 164 MW ×2) (steam turbines 181 MW ×1)	SCR(2): 2012	Anti-pollution	KOMIPO
Yosu #2	328.6 MW	Boiler Type Change (CFBC(3): 2011)	30 years	KOSEP
Samcheonpo #1-6	3,240 MW (560 ×4500 ×2)	Boiler, EP, Draft System Upgrade (#1, 2: 2012)	10 years Refurbishing- modernization	KOSEP

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2014, our transmission system consisted of 32,795 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 805 substations with aggregate installed transformer capacity of 285,242 megavolt-amperes.

As of December 31, 2014, our distribution system consisted of 107,804 megavolt-amperes of transformer capacity and 8,832,409 units of support with a total line length of 457,249 circuit kilometers.

We make substantial investments in our transmission and distribution systems to increase geographic coverage and improve efficiency. Our current projects principally focus on increasing capabilities of the existing lines and reducing our transmission and distribution loss, which was 3.69% of our gross generation in 2014. In light of the increased damage to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.

In particular, as part of our overall business strategy, we are currently developing, or seek to develop, an intelligent power transmission and distribution network, or “smart grids,” based on advanced information technology, in order to promote a more efficient allocation and use of electricity by consumers. We expect that such technology will improve efficiency and reduce electricity loss over the course of electricity transmission and distribution. In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems for 22 million households for target completion by 2020 as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household and the effective tariff rate at the time of electricity usage so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. On the other hand, the smart grid refers to the next-generation network for electricity distribution that integrates information technology into the existing power grid with the aim of enabling two-way real time exchange of information between electricity suppliers and consumers for optimal efficiency in electricity use. The smart grid project is scheduled to be completed in 2030, and the AMI project is currently scheduled to be completed in 2020. We expect that the smart grid initiative would significantly increase efficient energy consumption by providing real-time data to customers, which would in turn help to reduce greenhouse gas emission and decrease Korea’s reliance on foreign energy sources. As of December 31, 2014, we have installed 2 million smart meter units, and plan to install an additional 2.3 million units in 2015. The AMI project is expected to cost Won 1.7 trillion by 2020.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

Fuel

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 33.5%, 30.9% and 35.3% of our fuel requirements for electricity generation in 2012, 2013 and 2014, respectively.

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2014, KHNP purchased 100%, or approximately 4,172 tons, of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in the United Kingdom, Kazakhstan, France, Germany, Niger, Canada, Japan and Australia. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Germany, Japan, China, Russia, the United Kingdom and the United States. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 42.5%, 43.0% and 44.1% of our fuel requirements for electricity generation in 2012, 2013 and 2014 respectively, and anthracite coal accounted for 2.0%, 1.8% and 1.9% of our fuel requirements for electricity generation in 2012, 2013 and 2014, respectively.

In 2014, our generation subsidiaries purchased approximately 77 million tons of bituminous coal, of which approximately 41.6%, 40.2%, 10.4%, 6.8% and 0.9%, were imported from Indonesia, Australia, Russia, the United States and others, respectively. Approximately 84.5% of the bituminous coal requirements of our generation subsidiaries in 2014 were purchased under long-term contracts with the remaining 15.5% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 113,705, Won 94,217 and Won 92,206 in 2012, 2013 and 2014, respectively.

In 2014, our generation subsidiaries purchased approximately 1.2 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 141,669, Won 126,425 and Won 108,118 in 2012, 2013 and 2014, respectively.

Oil

Oil accounted for 3.2%, 3.3% and 1.7% of our fuel requirements for electricity generation in 2012, 2013 and 2014, respectively.

In 2014, our generation subsidiaries purchased approximately 10.9 million barrels of fuel oil, substantially all of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 139,204, Won 123,402 and Won 117,692 in 2012, 2013 and 2014, respectively.

LNG

LNG accounted for 17.7%, 19.7% and 15.5% of our fuel requirements for electricity generation in 2012, 2013 and 2014, respectively. In 2014, for use in electricity generation we purchased approximately 9.4 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 24.5% equity interest. In 2014, we purchased all of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five thermal generation subsidiaries jointly and severally agreed to purchase a total of 9.4 million tons of LNG in 2014, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG under our contract with Korea Gas Corporation was Won 1,020,528, Won 1,002,323 and Won 1,059,640 in 2012, 2013 and 2014, respectively.

Hydroelectric

Hydroelectric power generation accounted for 1.1%, 1.3% and 1.3% of our fuel requirements for electricity generation in 2012, 2013 and 2014, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

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

Demand for electricity in Korea grew at a compounded average rate of 3.9% per annum for the five years ended December 31, 2014. According to the Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.7% for the same period. The GDP growth rate was approximately 2.3%, 2.9% and 3.3% during 2012, 2013 and 2014, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2010	2011	2012	2013	2014
Growth in GDP	6.5%	3.7%	2.3%	2.9%	3.3%
Growth in electricity consumption	10.1%	4.8%	2.5%	1.8%	0.6%

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

	2010 (GWh)	YoY growth (%)	2011 (GWh)	YoY growth (%)	2012 (GWh)	YoY growth (%)	2013 (GWh)	YoY growth (%)	2014 (GWh)	YoY growth (%)	% of Total 2014
Residential	63,200	6.3	63,524	0.5	65,484	3.1	65,815	0.5	64,457	(2.1)	13.5
Commercial	97,410	8.7	99,504	2.1	101,593	2.1	102,196	0.6	100,761	(1.4)	21.1
Educational	7,453	15.3	7,568	1.5	7,860	3.9	7,947	1.1	7,438	(6.4)	1.6
Industrial	232,672	12.3	251,491	8.1	258,102	2.6	265,373	2.8	272,552	2.7	57.1
Agricultural	10,654	10.2	11,232	5.4	12,776	13.8	13,866	8.5	14,505	4.6	3.0
Street lighting	3,081	4.3	3,145	2.1	3,158	0.4	3,156	(0.1)	3,221	2.1	0.7
Overnight Power	19,690	3.0	18,606	(5.5)	17,620	(5.3)	16,496	(6.4)	14,658	(11.1)	3.0

Total	434,160	10.1	455,070	4.8	466,593	2.5	474,849	1.8	477,592	0.6	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 272,552 gigawatt hours in 2014, representing a 2.7% increase from 2013, largely due to continued export-led growth of the Korean economy. Demand for electricity from the commercial sector has increased in recent years, largely due to increased commercial activities in Korea and the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. Demand for electricity from the commercial sector, however, decreased to 100,761 gigawatt hours in 2014, representing a 1.4% decrease from 2013 largely due to a decrease in electricity usage for air conditioning and heating resulting in part from cooler summer and warmer winter compared to the prior year. In 2014, we distributed electricity to approximately 22 million households, which represent substantially all of the households in Korea. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector decreased to 64,457 gigawatt hours in 2014, representing a 2.1% decrease compared to 2013.

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

	2010	2011	2012	2013	2014
Facility reserve margin	6.7%	4.8%	7.7%	7.5%	16.3%
Supply reserve margin	6.2%	5.5%	5.2%	5.5%	11.5%

While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generation capacity, we have also implemented several measures to curtail electricity consumption, especially during peak periods. We apply time-of-use and seasonality tariff, which are structured so that higher tariffs are charged at the time and months of peak demand to select types of customers, and we also apply a progressive rate structure for the residential use of electricity. We have several demand management programs to control demand and induce power conservation during peak hours and peak seasons such as providing incentives for reducing power consumption during peak hours.

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

In May 2014, in order to make conforming changes to the standards for determining the public utility rates and to further bolster the reasonableness of cost determination, the Ministry of Trade, Industry and Energy amended the standards for determining the electricity tariff rates. The main amendments include (i) recording as our cost of electricity (which forms part of our operating costs) (x) the pretax income of our six generation subsidiaries (which was previously deducted from our operating costs) and (y) our equity interests in our six generation subsidiaries (which were previously included in the rate base discussed below), and (ii) when determining working capital, considering the actual time of our cost recovery (namely, the accounts receivable collection period and the accounts payable payment period).

For the purposes of rate approval, operating costs are defined as the sum of our operating expenses (which principally consists of cost of sales and selling and administrative expenses) and our adjusted income taxes.

Fair investment return represents an amount equal to the rate base multiplied by the rate of return.

Following the amendments to its computation methods in May 2014 as described above, the rate base is currently equal to the sum of:

•	net utility plant in service (which is equal to utility plant minus accumulated depreciation minus revaluation reserve);

•	working capital for 19.2 days; and

•	the portion of construction-in-progress which is charged from our retained earnings.

The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval. There is no provision for prior period adjustments to compensate us.

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2013, the approved rate of return on the debt component of the rate base was 3.2% while the approved rate of return on the equity component of the rate base was 6.4%. As a result of such approved rates of returns, the fair rate of return in 2013 was determined to be 4.6%. The fair rate of return for 2014 has not yet been determined.

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

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2014, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Fuel Cost Pass-through Adjustment to the Tariff System

Further to the announcement by the Ministry of Trade, Industry and Energy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system is designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to the movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff is also to have a third component of fuel cost pass-through adjustment (“FCPTA”) rate, which is to be added to or subtracted from the sum of the base rate and the usage rate on a monthly basis based on the three-month average movements of coal, LNG and oil prices. This system was intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us.

However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Trade, Industry and Energy issued a hold order on July 29, 2011 suspending our billing and collecting of the FCPTA amount and eventually abolished the FCPTA system altogether on May 21, 2014 and generally reverted to the tariff system in place prior to the adoption of the FCPTA system. See Item 5A. “Operating Results—Critical Accounting Policies—Correction of Accounting for Fuel Cost Pass-through Adjustment.”

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

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2012, 2013 and 2014, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2012	2013		2014
(In billions of Won)
￦12,748	￦	15,831	￦	16,629

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2015 to 2018.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2015	2	Coal-fired	2,020
	2	Nuclear power	2,400
2016	6	Coal-fired	5,470
	3	LNG-combined	1,200
2017	1	Nuclear power	1,400
	1	Coal-fired	1,000
	1	LNG-combined	900
2018	1	Nuclear power	1,400
	2	Coal-fired	1,370

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

The table below sets forth, for the period from 2015 to 2018, the budgeted amounts of capital expenditures for the construction of generation, transmission and distribution facilities pursuant to our capital investment program. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Sixth Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2015		2016		2017		2018		Total
	(in billions of Won)
Generation(1):
Nuclear	￦	4,522	￦	5,018	￦	4,991	￦	4,550	￦	19,081
Thermal		5,038		2,771		3,138		3,191		14,138

Sub-total		9,560		7,789		8,129		7,741		33,219

Transmission and Distribution:
Transmission		2,806		2,919		2,847		2,355		10,927
Distribution		2,931		2,680		2,589		2,577		10,777

Sub-total		5,737		5,599		5,436		4,932		21,704

Others(2)		1,972		1,529		1,308		1,567		6,376

Total	￦	17,269	￦	14,917	￦	14,873	￦	14,240	￦	61,299

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Sixth Basic Plan.
(2)	Principally consists of investments in renewable energy generation, among others.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we and our generation subsidiaries maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 2,655 billion and US$5,181 million, the full amount of which was available as of December 31, 2014. We, KHNP and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$3.3 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown. See also Item 5B. “Liquidity and Capital Resources—Capital Resources.”

Environmental Programs

The Environmental Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this annual report as the Environmental Acts, are the major laws of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change and development of renewable energy sources, we and our generation subsidiaries formed the Committee on Climate Change and the Committee on Renewable Energy in 2005. In 2011 the Ministry of Security and Public Administration issued guidelines for the reduction of nationwide greenhouse gas emissions and energy conservation, pursuant to which we are intensifying our efforts to reduce the levels of carbon emission in order to help meet the national target for greenhouse gas emission reduction.

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In addition, in order to address the global issue of climate change, in May 2013, we obtained the Carbon Trust Standard, a certificate issued by Carbon Trust, an agency of the British government for excellence in demonstrated efforts to reduce carbon footprint in response to global climate changes. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and in 2014 we were recognized by the Carbon Disclosure Project for scoring the highest in the energy and utility sector in relation to climate change response. We aim to become a global leader in carbon management and reduction.

In term of other social contributions, we also seek to foster a culture of mutual understanding and appreciation with local communities by developing a common set of shared values with local communities and fine-tuning our business model to meet this goal. Examples include applying discounted electricity tariff rates to the handicapped, veterans, patriots and low-income households, emergency and disaster relief and medical assistance (such as eye surgery) to the needy. In part as a result of such efforts, in 2014 we were selected as the best company in the global electricity utility sector in the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability.
The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2014.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	13	12	12	10	13
Selective Non-catalytic Reduction System	—	2	—	—	5
Selective Catalytic Reduction System	11	18	14	11	14
Electrostatic Precipitation System	15	20	12	10	15
Low NO2 Combustion System	16	28	28	28	30

Total	55	80	66	59	77

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions may increase in the near future due to the construction of additional coal thermal power plants but is expected to decrease in the long-term, principally due to an increased use of nuclear power and renewable energy.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2012	165	297	8	471
2013	155	283	7	487
2014	154	263	7	471

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environment-friendly measures to foster community goodwill. For example, in October 2004, we and our generation subsidiaries reached an agreement with the Ministry of Environment and civic organizations to completely remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2015. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environment-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries have acquired the ISO 14000 certification which is an environmental management system widely adopted internationally and have made it a high priority to make our electricity generation and distribution more environmentally friendly. In 2013, we further reinforced our environmental management system by acquiring the ISO 14001 certification as well as a domestic certification of the “GMS (Green Management System), KS I 7001/7002”, which relates to the management of resources, energy, green house effects and social responsibilities. Recently, we were awarded the 2014 presidential award for environmental contributions as a corporate citizen, after scoring the highest among 102 corporations that competed for the award.

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

The following table sets forth the generation capacity and generation volume in 2014 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	5,343	5,976
Wind Power	94	148
Solar Energy, Fuel Cells and Biogas	137	422

Subtotal	5,574	6,546
As percentage of total(1)	7.7%	1.5%

Note:

(1)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under the Renewable Portfolio Standard program, each generation subsidiary is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy, with the target percentage being 2.5% in 2013 and 3.0% in 2014 and incrementally increasing to 10.0% by 2024. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2013, while one of our generation subsidiaries met 100% of its target, five others were unsuccessful to do so. Our six generation subsidiaries met, on average, 91.8% of the target for 2013 and accordingly were fined an aggregate amount of Won 44 billion. Compliance by our generation subsidiaries of the 2014 target is currently under evaluation, and if our generation subsidiaries are found to have failed to meet the target for 2014 or for subsequent years, our generation subsidiaries may become subject to additional fines or other penalties. The budgeted amount of capital expenditure for implementation of the Renewable Portfolio Standard program as currently planned for the period from 2014 to 2024 is approximately Won 14.8 trillion. We expect that such additional capital expenditure to be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all.

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

Under the Act for Supporting the Communities Surrounding Power Plants, activities required to be undertaken under the Act are funded partly by the Electric Power Industry Basis Fund (see “—Sales and Customers—Electricity Rates”) and partly by KHNP as part of its budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to Won 0.25 per kilowatt hour of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year and Won 5 million per thousand kilowatts of hydroelectric generation capacity. In addition, under Korean tax law, KHNP is currently required to pay local tax levied on its nuclear generation units in an amount equal to

Won 1 (effective January 1, 2015 reflecting an increase from Won 0.5 previously) per kilowatt hour of their generation volume in the affected areas and Won 2 per 10 cubic meters of water used for hydroelectric generation.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team and the Expert Mission Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, we conducted five WANO Peer Reviews for Wolsong #1, 2, Hanul #1, 2, Hanul #3, 4, Shin-Kori #1, 2 and Hanbit #5, 6 in 2014. We also invited WANO Follow-up Peer Review Team at Hanul #5, 6 in February 2014. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants.

The average level of radiation dose per unit amounted to a relatively low level of 0.36 man-Sv in 2014, which was substantially lower than the global average in 2014 of 0.73 man-Sv/year as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 50 comprehensive safety improvement measures. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed 10 additional measures through benchmarking overseas cases and the internal analysis of current operations. KHNP plans to implement these measures, which are expected to be completed by 2015, at total expected cost of approximately Won 1.0 trillion. As of December 31, 2014, KHNP had completed 39 of such measures.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site of KHNP. The temporary LILW storage facilities at the nuclear sites had been sufficient to accommodate all LILWs produced up to 2014. Korea Radioactive Waste Agency (“KORAD”) completed the construction of a LILW disposal facility in the city of Gyeongju and the government approval for its operations was obtained in December 2014. Starting from December 2010, LILW stored in temporary storage facilities at Hanul and Wolsong was transferred to a disposal facility in the city of Gyeongju.

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

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori-1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional 10 years in 2007. In February 2015, KHNP also renewed the operation license of Wolsong-1 (which originally expired in November 2012) for an additional 10 years until 2020. Decommissioning of KHNP’s nuclear power generation units is not expected to commence before 2017. While it does not carry a cash reserve for its decommissioning liability, KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated the decommissioning cost as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2012, estimated decommissioning costs were increased in consideration of overseas cases of decommissioning, inflation rate assumptions, changes in the operating environment and other criteria. As a result, KHNP was required to accrue additional provisions due to increased future decommissioning costs, and as of December 31, 2014, KHNP accrued Won 13,143 billion for the cost of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 10,311 billion and dismantling costs of spent fuel and radioactive waste of Won 2,812 billion. For accounting treatment of decommissioning costs, see Item 5A. “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

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

The table set below summarizes our major overseas projects.

Country	Project Period	Project Description
Generation Projects:
United Arab Emirates	December 2009 to May 2020	Construction, operation and support for four 1,400 megawatt nuclear power generation units
United Arab Emirates	March 2011 to July 2039	1,600 megawatt combined-cycle gas power plant project (BOO)(1)
Jordan	October 2009 to December 2035	373 megawatt combined-cycle power plant in Al Qatrana (BOO)(1)
Jordan	September 2012 to August 2039	573 megawatt diesel engine power plant in Almanakher (BOO)(1)
Jordan	July 2015 to February 2037	Construction and operation of a wind farm in Fujeij (BOO)(1)
Rabigh, Saudi Arabia	July 2009 to April 2033	1,204 megawatt oil-fired power plant (BOO)(1)
Shanxi, China	April 2007 to April 2056	6,887 megawatt coal-fired power plants (BOO)(1) and coal mine projects
Gansu, China	September 2005 to April 2029	99 megawatt wind power plants (BOO)(1)
Inner Mongolia, China	December 2006 to December 2032	991 megawatt wind power plants (BOO)(1)
Liaoning, China	July 2012 to July 2032	226 megawatt wind power plant (BOO)(1)

Country	Project Period	Project Description
Vietnam	December 2014 to December 2043	1,200 megawatt coal-fired power plants project (BOT)(2)
Thailand	October 2013 to October 2038	110 megawatt combined-cycle power plant (BOO)(1)
Ilijan, Philippines	November 1997 to May 2022	1,200 megawatt combined-cycle power plant project (BOT)(2)
Naga, Philippines	Since February 2006	Acquisition of a 208.1 megawatt power plant
Cebu, Philippines	February 2008 to May 2036	200 megawatt CFBC(3) coal- fired power plant (BOO)(1)
India	February 2012 to December 2040	Construction, operation and management of a 388 megawatt combined-cycle power plant
United States	January 2012 to September 2041	Development, construction, operation and management of a 200 megawatt solar photovoltaic plant in Nevada (BOO)(1)
United States	Since September 2012	Construction and operation of a 80 megawatt Novus 1 wind farm project
United States	Since December 2012	Construction and operation of a 40 megawatt Novus 2 wind farm project
Mexico	September 2010 to May 2038	433 megawatt combined-cycle power plant project (BOO)(1)
Chile	June 2014 to October 2031	517 megawatt combined cycle gas turbine power plant (BOO)(1)
Nigeria	Since 2007	Acquisition of an equity interest in Egbin Power Plc for operation and maintenance of a 1,320 megawatt gas-fired power plant in Nigeria

Exploration and Production Projects:
Indonesia	Since July 2009	Purchase of equity interest of PT Adaro Energy Tbk
Indonesia	Since August 2010	Purchase of equity interest of PT Bayan Resources Tbk
Indonesia	Since August 2011	Purchase of equity interest of LongDaliq mines
Australia	Since January 2008	Moolarben thermal coal mine development
Australia	Since November 2007	Share subscription of Cockatoo Coal Limited, a coal development company
Australia	Since July 2010	Bylong thermal coal mine development
Australia	Since June 2012	Acquisition of equity interest of Amber Energy Company, an operator of Decker and Black Cutte mines

Country	Project Period	Project Description
Canada	Since June 2009	Share subscription of Denison Mines, a uranium development company
Canada	Since December 2007	Uranium exploration project in the Cree East
Canada	Since January 2008	Uranium exploration project in the Waterbury Lake
United States	Since July 2012	Acquisition of an equity interest in Energy Fuel Inc., a Denver- based uranium producer
Niger	Since December 2009	Share subscription of ANCE, a uranium development company
Nigeria	Since March 2006	Exploration of oil and gas for two offshore blocks
Nigeria	Since October 2008	Development of downstream projects in Nigeria
France	June 2009 to 2015	Construction and operation of a uranium enrichment plant

Transmission and Distribution Projects:
India	September 2011 to May 2015	Feeder separation program
Kazakhstan	February 2011 to May 2015	Modernization of 17 substations in Actub, Kazakhstan
Dominican Republic	May 2011 to May 2014	Rehabilitation of electricity distribution network

Notes:

(1)	Represents “build, own and operate” projects.
(2)	Represents “build, operate and transfer” projects.
(3)	Represents “circulating fluidized bed combustion” projects.

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

A further description of the major overseas activities by us and our subsidiaries is provided below.

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

In October 2010, a consortium, which included us, was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the United Arab Emirates, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with an expected aggregate generation capacity of 1,600 megawatts. In February 2011, the consortium entered into a formal contract with ADWEA for the construction and operation of the generation facilities. This project involves three years of construction starting from March 2011, and 25 years of operation by us following its completion in July 2014. The total project cost is estimated to be US$1.5 billion, of which approximately 20% will be financed through equity investments by the consortium members and the remaining 80% through project financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and us (19.6%). The total amount of our equity investment in the project is expected to be approximately US$56 million, and we are participating in this project through a special purpose vehicle.

Jordan

In July 2008, a consortium consisting of us and Xenel was selected as the preferred bidder to “build, own and operate” a gas-fired power plant with installed capacity of 373 megawatts in Al Qatrana, near Amman, Jordan. After entering into definitive agreements in October 2009, construction of the power plant began in March 2010 and was completed in December 2011. The total cost of the project was approximately US$460 million. Operation of the power plant will be for a period of 25 years until 2035. We and Xenel established a joint venture to oversee the project, with us and Xenel holding an 80:20 equity interest, respectively. We expect our total investment in the project to be approximately US$96 million. We believe that this project will help us expand our business in the Middle East and position us as a competitive power producer in the global market.

In January 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services was selected by National Electric Power Corporation, a state-run electricity provider in Jordan, to construct and operate a diesel engine power project in Almanakher with an expected total generation capacity of 573 megawatts. In August 2012, we established a special-purpose vehicle for the purpose of carrying out the project and on September 24, 2012, the consortium entered into a power purchase agreement with the National Electric Power Company. The construction of the power plant began in September 2012 and was completed in October 2014. The total cost of the project was approximately US$775 million. Operation of the power plant will be for a period of 25 years until 2039. We, Mitsubishi Corporation and Wartsila Development & Financial Services established a joint venture to overseas the project with 60:35:5 equity interest, respectively. We expect our total investment in the project to be approximately US$104 million.

In January 2013, we were selected by Ministry of Energy and Mineral Resources of Jordan as an independent power producer to “build, own and operate” a wind farm with installed capacity of 89.1 megawatts in Fujeij, which is located on a plateau 150 kilometers south of Amman, Jordan. This project is currently in negotiations with the Ministry of Energy and Mineral Resources of Jordan, and we expect the construction to begin in 2015 for target completion in 2017. The project involves 20 months of construction and 20 years of operation. The total project cost is approximately US$176 million, of which approximately 43% will be financed through equity investments solely from us, and we will be the 100% equity holder of the project and the remaining 57% through debt financing. We believe that this project will help us to further diversify our business portfolio in the Middle East from the existing focus on nuclear and thermal power plants to expand into renewable energy facilities.

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

China

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government. As of December 31, 2014, total capital investment in these projects amounted to US$1.33 billion of which KEPCO’s capital investment was US$0.45 billion. We are expected to participate in the operation of the project for a period of 50 years ending 2056. As of December 31, 2014, the total installed capacity was 5,946 megawatts and capacity under construction was 941 megawatts, and our equity interest in the partnership was 34%.

In September 2005 and April 2006, we and China Datang Corporation of the People’s Republic of China formed joint ventures to build four wind-powered generation projects in China, consisting of one project in Gansu province with total capacity of 49.3 megawatts and three projects in Inner Mongolia with total capacity of 139.4 megawatts. Since then, one project with capacity of 49.5 megawatts has been added in Gansu and 15 projects with total capacity with 851.4 megawatts have been added in Inner Mongolia. In Liaoning province, we are developing five projects with total capacity of 226 megawatts under an understanding with the government of Chaoyang City. As of December 2014, 642.5 megawatts and 178.0 megawatts of the aforementioned projects had been developed in Inner Mongolia and Liaoning province, respectively. The joint ventures were capitalized with RMB 271 million for the Gansu projects, RMB 3,297 million for the Inner Mongolia projects and RMB 678 million for the Liaoning projects. One-third of the investment was funded with equity contribution and the remaining two-thirds with debt. We and China Datang Corporation hold 40% and 60% of equity interests, respectively, in each of the aforementioned joint ventures and we are participating in the projects through our wholly-owned subsidiaries. Of the 25 wind power generation projects in the aforementioned areas in China, 20 projects with a total capacity of 919 megawatts are currently in operation. The other five projects are still in the preparation stage.

Vietnam

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatt coal-fired power plant in Thanh Hoa province, Vietnam. The target date for commencing construction is December 2015 with target completion by December 2019, following which we will handle operation for 25 years. We are under negotiation with Electricity of Vietnam to finalize a power purchase agreement. Total project cost is expected to be US$2.34 billion, of which 25% will be funded by capital contribution and the remaining 75% by debt financing. The share capital of the special purpose entity that will be in charge of this project will be US$574 million, and KEPCO and Marubeni will each hold 50% equity interest in such entity.

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

Philippines

We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and was completed in June 2002, and operation by us until 2022 (the project cost of the Ilijan project was US$721 million, for which project finance on a limited recourse basis was provided), and (ii) ownership of a 39.6% equity interest in SPC Power Corporation, an independent power producer which owns a 208.1-megawatt Naga power complex in Cebu, in which we initially acquired a 40.0% equity interest in February 2006 pursuant to a rehabilitation, operation, maintenance and management (“ROMM”) agreement, which was completed in March 25, 2012 followed by an approximately two-year operation and maintenance period thereafter. In September 2014, SPC Power Corporation acquired the ownership of Naga power plant complex from the Philippine government as the winning bidder of the sales of Naga Power Plant and (iii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu for which construction began in February 2008 and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project financing on a limited recourse basis was provided.

India

In 2012, KOWEPO purchased a 40% equity interest in Pioneer Gas Power for a purchase price of approximately US$35 million to construct a 388-megawatt combined-cycle power plant in Maharashtra, India. The total size of the project, which commenced in February 2012, is expected to be approximately US$274 million and we expect the power facility to begin commercial operation in 2016.

United States

In December 2011, KOMIPO entered into a land lease agreement with the City of Boulder, Nevada to develop the solar power plant with generation capacity of 200 megawatts. The construction is scheduled to begin in the second half of 2015. The total project cost is currently estimated to be US$500 million, and KOMIPO invested approximately US$9.2 million into this project and plans to acquire a 20% equity interest. The project will be undertaken jointly with SunPower Corporation. All of the electricity generated will be sold to utility companies in Nevada and California under long-term electricity sales agreements.

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

Chile

In November 2013, Kelar S.A., a special purpose company owned by respective holding companies of KOSPO and Samsung C&T in Chile entered into a long-term contract with Tamakaya SpA, a special purpose company wholly owned by BHP Copper Inc., to build, own, operate and maintain a 517 megawatt combined cycle gas turbine power plant. Prior to entering into such contract, in order to facilitate project management, KOSPO established a wholly-owned subsidiary, KOSPO Chile SpA to own 65 % of the shares in Kelar S.A. In January 2014, an engineering, procurement and construction contract was entered between Kelar S.A. and Samsung Engineering Co. Ltd. Debt financing in the amount of US$477 million was provided in November 2014. The total cost of the project is expected to be US$602 million. Construction for this project began in February 2014 and is expected to be completed in October 2016.

Nigeria

In October 2007, we invested US$9.1 million in KEPCO Energy Resource Nigeria Ltd., (“KERNL”), a joint venture with Energy Resource Ltd., a Nigerian company. We currently own 30.0% of KERNL’s equity capital. In May 2007, KERNL entered into a share purchase agreement with the Nigerian government for the purchase of 70% of the equity capital of Egbin Power Plc in Nigeria, which owns and operates the Egbin power plant, a 1,320-megawatt gas-fired power plant in Lagos, Nigeria for a consideration of approximately US$407 million. The acquisition was completed in October 2013, and in June 2013, we entered into a contract with Egbin Power Plc for the operation and maintenance of the Egbin power plant. The contract price was US$315 million. In November 2013, we commenced operation and maintenance services for a term of five years and will expire in October 2018.

Exploration and Production Projects

Indonesia

In July 2009, we, together with KOSEP, purchased a 1.5% equity interest in PT Adaro Energy Tbk (“Adaro”) for an aggregate purchase price of US$47 million. Adaro is one of the largest coal producers in Indonesia and has produced a total of 56 million tons of coal in 2014. As part of this investment, we are entitled to an annual coal procurement of 3 million tons per year. In August 2010, we purchased a 20% equity interest in PT Bayan Resources Tbk (“Bayan”), an Indonesian mining company, for a purchase price of US$518 million. Bayan is engaged in open cut mining of various coal qualities from mines located primarily in East and South Kalimantan, and has produced approximately 10 million tons of coal in 2014. In addition, because Bayan owns one of the largest coal terminals in Indonesia, we believe that the acquisition will improve our access to much-needed transportation infrastructure within Indonesia. As part of this investment, we are entitled to an annual coal procurement of 2 million tons per year between 2012 and 2014 and 7 million tons per year beginning in 2015. We expect that both of our investments in Indonesia will help us secure more stable supply of coal for power generation and help us hedge against fluctuations in fuel prices.

In August 2011, KOSPO entered into an agreement with PT. Kedap Sayaaq to acquire a 10% equity interest in LongDaliq mines located in western Kalimantan, Indonesia. KOSPO acquired such equity interest in 2013, and will secure up to three million tons of coal per year through a coal off-take agreement.

Australia

In January 2008, a consortium consisting of Korea Resources Corporation, a Government-controlled enterprise, Hanwha Corporation, us and four of our wholly owned generation subsidiaries, namely, KOSEP, KOMIPO, KOWEPO and KOSPO, entered into an agreement with Felix Resources Limited, an Australian coal mining company which was acquired by Yancoal Australia in December 2009, to develop the Moolarben coal mine located in Western Coal Fields, New South Wales, Australia. Under the terms of agreement, the consortium purchased a 10% equity interest in the Moolarben project, for a purchase price of A$90 million, of which we and our four generation subsidiaries own an aggregate of 5%. Yancoal and Sojitz Coal Resources Pty hold 80% and 10% equity interests of the project respectively. In 2014, Moolarben produced 6.4 million tons of coal. Our four generation subsidiaries have coal off-take agreements for a total of 2.5 million tons of coal per annum.

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

In July 2010, KEPCO Australia Pty Ltd., our wholly-owned subsidiary, entered into an agreement with Anglo American Metallurgical Coal Pty Ltd. to acquire 100% of the equity interest in Anglo Coal (Bylong) Pty Ltd., a wholly-owned subsidiary of Anglo, for a purchase price of A$403 million. Bylong owns a bituminous coal mine in New South Wales, Australia. From this acquisition, we expect to secure an average of 3.26 million tons of bituminous coal per year from this mine for over 40 years starting from 2018. We are currently undergoing a feasibility study for this project to explore and develop coal that is of export quality.

In June 2012, KOSPO entered into an agreement with Amber Energy Company, which is the operator of Decker and Black Cutte mines located in Brisbane, Australia. KOSPO is also entitled to secure up to two million tons of coal per year through a coal off-take agreement.

Canada

In June 2009, we and KHNP entered into a share subscription agreement with Denison Mines Corporation (“Denison”), which is a Canada-based uranium exploration and development company with projects in Canada, Zambia, Namibia, Mali and Mongolia. Denison owns 60% interest in the Wheeler River Project, 60% interest in the Waterbury Lake Project and a 22.5% ownership interest in the McClean Lake uranium mill. We and KHNP currently hold approximately 11.5% equity interest, in aggregate, in Denison.

In December 2007, a consortium consisting of four Korean companies, namely, us, Korea Resources Corporation, Hanwha Corporation and SK Networks Co., Ltd. (the “Korean Consortium”), entered into an agreement with CanAlaska Uranium, Ltd., a uranium exploration company located in Canada (“CanAlaska”), to carry out a joint uranium exploration project to explore for uranium on the Cree East property in the Athabasca region in the province of Saskatchewan in Canada. We have invested C$4.75 million and currently hold a 12.5% equity interest in the project.

In January 2008, a consortium consisting of us, KHNP, KEPCO Nuclear Fuel Co., Ltd., Hanwha Corporation and Gravis Capital Corp., a Canadian company, entered into an agreement with Fission Energy Corp., a uranium exploration company located in Canada, to carry out a joint uranium exploration project in Waterbury Lake, Saskatchewan, Canada. During the three-year exploration period, which ended in April 2010, we discovered a high grade uranium mineralization after drilling 20 out of 97 sites. In August 2010, the consortium entered into additional agreements consisting of a limited partnership agreement with Fission Energy Corp. and extended the exploration period to May 2013 in order to enlarge known mineralization and to produce a resource estimate. In April 2013, Denison mines Corp. acquired Fission’s 60% interest in the Waterbury Lake uranium project. We have invested C$11.2 million and currently hold a 16% equity interest of the project. Further exploration program in Waterbury Lake, which started in January 2014 and expected to be finished in 2016, is in progress.

United States

On July 2, 2012, we and KHNP acquired equity interests in Energy Fuel Inc. (“EFI”), a Denver-based uranium producer as a result of a swap between Denison Mine’s U.S. assets, which we invested in 2009, and EFI’s equity. In November 2013, we additionally acquired equity interests in EFI through EFI’s merger with Strathmore that we invested in 2012. We and KHNP made an off-take agreement with EFI by which we and KHNP are entitled to procure approximately 160 tons of uranium per year until 2015, and will renegotiate the next procurement beginning in 2016. We and KHNP currently hold 8.7% equity interest, in aggregate, in EFI.

Niger

In December 2009, we and KHNP entered into a definitive agreement with Areva NC Expansion (“ANCE”) to purchase 15.0% of the share capital of ANCE and 10% of the share capital of Imouraren SA, which is an ANCE-invested mine operating company. We and KHNP currently hold a 13.5% equity interest in ANCE and 9% Imouraren SA. We are entitled to procure up to approximately 9.0% of Imouraren SA’s annual uranium production in Niger, which is estimated to be 626 metric tons based on ANCE’s annual production plan for 36 years starting from its production.

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

Transmission and Distribution Projects

India

In September 2011, a joint venture company established by us and Megha Engineering & Infrastructures Ltd. (“Megha”) entered into an agreement with M.P. Paschim Kshetra Vidyut Vitaran Co. Ltd., Indore (“Paschim”) and M.P. Poorv Kshetra Vidyut Vitaran Co. Ltd., Jabalpur (“Poorv”), each a state-controlled electricity provider in India, to improve the overall power distribution network in Madhya Pradesh, India through a feeder separation program, including improvements of transmission lines and installation of power meters in seven rural areas. The joint venture company will be responsible for five of the projects in conjunction with Megha. In addition, we will be separately responsible for the remaining two projects. The total project cost is estimated to be US$100 million, of which US$32 million will be invested in the projects conducted by us and the remaining US$68 million in the projects conducted in conjunction with Megha. Construction for the project began in September 2011 and is expected to be completed in May 2015.

Kazakhstan

On January 31, 2011, a consortium led by us, Hyundai Engineering and Hyundai Corporation won a power transmission project from Kazakhstan Electricity Grid Operating Company (“KEGOC”), a Kazakhstan state-run company. This US$100 million project was conducted on an engineering, procurement and construction (EPC) basis, in connection with which are modernizing 17 substations in Kazakhstan. The project is expected to be completed in May 2015.

Dominican Republic

In May 2011, we entered into an agreement with Corporación Dominicana de Empresas Eléctricas Estatales (“CDEEE”) to improve power distribution networks in three local districts in Dominican Republic. We constructed 1,294 kilometers of distribution lines and 12,644 electricity poles as part of the rehabilitation project. We were in charge of design, procurement and construction. The project was completed in May 2014, but there remains an unpaid balance to us. The total project cost is estimated to US$48 million.

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

As of December 31, 2014, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. No assurance can be given that we will not experience any material losses from this project as a result of, among other things, a project suspension or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

The Light Water Reactor Project

The Korean Peninsula Development Organization, or KEDO, was chartered in March 1995 as an international consortium stipulated by the Agreed Framework, which was signed by the United States and North Korea in October 1994. KEDO signed an agreement with North Korea in December 1995 to construct two light water reactors in North Korea in return for certain nuclear nonproliferation steps to be taken by North Korea. However, when North Korea did not meet the conditions required for the continuation of the project, KEDO suspended the project in December 2003. Following the suspension, KEDO notified us of the termination of the project and the related turnkey contract between KEDO and us. In 2006, we entered into a transfer agreement with KEDO under which we assumed substantially all of KEDO’s rights and obligations related to the light water reactor outside of North Korea. Following disposal of the transferred equipment in March 2012 we submitted to KEDO the Final Report on Resale in relation to such disposal as required under the transfer agreement and in January 2013, KEDO gave us a final notice of the termination of the transfer agreement.

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$430 million, at the rate of 1 SDR = US$ 1.433510 as posted on the Internet homepage of the International Monetary Fund on January 5, 2015 per plant complex, for a total coverage of 1.5 billion SDRs. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.5 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million SDRs, per single accident; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. While KHNP carries insurance for its generation units and nuclear fuel transportation, the level of insurance is generally adequate and is in compliance with relevant laws and regulations, and KHNP is the beneficiary of a certain Government indemnity which covers a portion of liability in excess of the insurance. Such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is neither insured nor covered by the government indemnity.

See Item 3D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2014, we and our generation subsidiaries owned approximately 77.6% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial conditions and results of operation.

In particular, we compete with independent power producers with respect to electricity generation. The independent power generators accounted for 15.1% of total power generation in 2014 and 22.4% of total generation capacity as of December 31, 2014. As of December 31, 2014, there were 10 independent power generators in Korea, excluding renewable energy producers. Prior to December 2010, private enterprises had not been permitted to own and operate coal-fired power plants in Korea. However, the Fifth Basic Plan announced in December 2010 included for the first time a plan for independent power producers to own and operate coal-fired power plants, namely four generation units with aggregate capacity of 2,290 megawatts for completion in 2016. In addition, in connection with the Sixth Basic Plan announced in February 2013, the Ministry of Trade, Industry and Energy accepted additional applications from independent power producers for construction of coal-fired power plants. 15 independent power producers applied for construction of a total of 40 additional coal-fired generation units with aggregate generation capacity of 37,100 megawatts, of which the Government approved applications for the construction of six generation units with aggregate generation capacity of 6,000 megawatts. The Government also approved applications for construction of two additional generation units with aggregate generation capacity of 2,000 megawatts to prepare for the contingency of failed or delayed construction of the foregoing generation units. Construction for the six generation units is scheduled to be completed between 2018 and 2021. While it remains to be seen whether construction of these generation units will be completed as scheduled, if it were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. A supplier of electricity under the Community Energy System must be authorized by Korea Electricity Commission and be approved by the minister of the Ministry of Trade, Industry and Energy in accordance with the Electricity Business Act. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity to limited geographic areas. As of March 31, 2015, the aggregate generation capacity of suppliers participating in the Community Energy System represented less than 1% of that of our generation subsidiaries in the aggregate. Accordingly, we currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea, and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2014, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 22,999 billion, which consisted of reserve for business expansion of Won 17,182 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

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

On January 28, 2014, the Act for Supporting the Communities Surrounding Power Plants was enacted, with effect from July 29, 2014, which prescribes the supports to be provided by the power generation or transmission companies to the communities surrounding power plants. Under this Act, those who own land or houses in the vicinity of power plants may claim compensation for damages, or compel purchase of such properties, by the power generation or transmission companies which are legally obligated in principle to pay for such damages or purchase such properties. See “—Community Programs” above.

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

Equity Holdings	Primary Business	Fair Value(2) as of December 31, 2014	Ownership Percentage as of December 31, 2014	Ownership Percentage to be Sold
		(in billions of Won)
KEPCO Plant Service & Engineering Co., Ltd(1).	Utility plant maintenance	1,937	54.0%	1.5%
KEPCO Engineering & Construction Co., Inc	Architectural engineering for utility plants	1,300	66.3%	15.3%
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	61	29.0%	29.0%

Notes:

(1)	In April 2015, we further sold a 1.5% equity interest in this entity. As of the date of this annual report, our ownership in this entity amounted to 52.5%.
(2)	Fair value has been computed as the product of the closing share price on December 31, 2014 multiplied by the number of outstanding shares.

KEPCO Plant Service & Engineering Co., Ltd.

In December 2007, we completed the initial public offering of KEPCO Plant Service & Engineering Co., Ltd., or KPS, formerly our wholly-owned subsidiary, by listing approximately 20.0% of its equity interest on the Korea Stock Exchange. Pursuant to the Public Institution Reform Plan, we sold through block sales to third party investors an aggregate of 27.5% shares in KPS on various occasions during the period from December 2012 to April 2015. We currently hold a 52.5% equity interest in KPS.

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Inc., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009 for gross proceeds to us of Won 165 billion, following which we owned 77.9% of KEPCO E&C’s shares. In furtherance of the Public Institution Reform Plan and to improve our financial profile, we sold our equity interests representing 3.1%, 4.0% and 4.5% of KEPCO E&C shares in November 2011, December 2013 and December 2014, respectively, in each case to third party investors. We currently hold a 66.3% equity interest in KEPCO E&C.

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

LG Uplus Corp.

In 2014, we sold our remaining 8.8% equity interest in LG Uplus Corp., a telecommunications and Internet access service provider in Korea. Pursuant to the Public Institution Reform Plan and in an effort to improve our financial profile, we sold through block sales to third party investors 4.4% of LG Uplus shares in August 2014 and the remaining 4.4% in December 2014.

Item 4C. Organizational Structure

As of December 31, 2014, we had 76 subsidiaries, 50 associates and 38 joint ventures (not including any special purpose entities).

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

The table below sets forth for each of our principal associates and joint ventures the name and our percentage shareholdings and their principal activities as of December 31, 2014.

	Ownership (Percent)	Principal Activities
Associates:
Daegu Green Power Co., Ltd.	48	Power generation
Korea Gas Corporation(1)	20	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29	Electricity metering
YTN Co., Ltd.	21	Broadcasting
Cheongna Energy Co., Ltd.	44	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(2)	15	Wind power generation

	Ownership (Percent)	Principal Activities
Hyundai Green Power Co., Ltd.	29	Power generation
Korea Power Exchange(6)	100	Management of power market
AMEC Partners Korea(3)	19	Resources development
Hyundai Energy Co., Ltd.(9)	29	Power generation
Ecollite Co., Ltd.	36	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25	Power generation
Muju Wind Power Co., Ltd.	25	Power generation
Pyeongchang Wind Power Co., Ltd.	25	Power generation
Daeryun Power Co., Ltd.(3)(10)	13	Power generation
JinanJangsu Wind Power Co., Ltd.	25	Power generation
Changjuk Wind Power Co., Ltd.	30	Power generation
KNH Solar Co., Ltd.	27	Power generation
SPC Power Corporation	38	Power generation
Gemeng International Energy Co., Ltd.	34	Power generation
PT. Cirebon Electric Power	28	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	15	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	15	Resources development
Dolphin Property Limited(4)	15	Rental company
PT Wampu Electric Power	46	Power generation
PT. Bayan Resources TBK	20	Resources development
S-Power Co., Ltd.	40	Power generation
Pioneer Gas Power Limited(8)	40	Power generation
Eurasia Energy Holdings	40	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25	Power generation
Busan Solar Co., Ltd.(3)	20	Power generation
Hadong Mineral Fiber Co., Ltd.	25	Recycling fly ashes
Green Biomass Co., Ltd.	34	Power generation
PT. Mutiara Jawa	29	Manufacturing and operating floating coal terminal
Samcheok Eco Material Co., Ltd.(3) (11)	3	Recycling fly ashes
Noeul Green Energy Co., Ltd.	20	Power generation
Naepo Green Energy Co., Ltd.	25	Power generation
Goseong Green Energy Co. Ltd.	10	Power generation
Gangneung Eco Power Co., Ltd.	6	Power generation
Shin Pyeongtaek Power Co., Ltd.	40	Power generation
Heang Bok Do Si Photovoltaic Power Co., Ltd.	28	Power generation
DS POWER Co., Ltd.(2)	11	Power generation
Dongducheon Dream Power Co., Ltd.	34	Power generation
KS Solar Corp. Ltd.(3)	19	Power generation
Yeongwol Energy Station Co., Ltd.(2)	10	Power generation
Jinbhuvish Power Generation(2)	5	Power generation
SE Green Energy Co., Ltd.	48	Power generation support
Daegu Photovoltaic Co., Ltd.	29	Power generation
Jeongam Wind Power Co., Ltd.	40	Power generation
Korea Power Engineering Service Co., Ltd.	29	Construction and service

Joint Ventures:
KEPCO-Uhde Inc.(7)	66	Power generation
Eco Biomass Energy Sdn. Bhd.(7)	62	Power generation

	Ownership (Percent)	Principal Activities
Datang Chaoyang Renewable Power Co., Ltd.	40	Power generation
Shuweihat Asia Power Investment B.V.	49	Holding company
Shuweihat Asia Operation & Maintenance Company(7)	55	Maintenance of utility plant
Waterbury Lake Uranium L.P.	40	Power generation
ASM-BG Investicii AD	50	Power generation
RES Technology AD	50	Power generation
KV Holdings, Inc.	40	Power generation
KEPCO SPC Power Corporation(7)	75	Construction and operation of utility plant
Canada Korea Uranium Limited Partnership(5)	13	Resources development
KEPCO Energy Resource Nigeria Limited	30	Holding company
Gansu Datang Yumen Wind Power Co., Ltd.	40	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40	Power generation
Rabigh Electricity Company	40	Sales of electricity
Rabigh Operation & Maintenance Company	40	Maintenance of utility plant
Jamaica Public Service Company Limited	40	Power generation
KW Nuclear Components Co., Ltd.	43	R&D
Busan Shinho Solar Power Co., Ltd.	25	Power generation
GS Donghae Electric Power Co., Ltd. (Formally, STX Electric Power Co., Ltd.	34	Power generation
Global Trade Of Power System Co., Ltd.	29	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd	29	Power generation
KODE NOVUS 1 LLC.	50	Power generation
KODE NOVUS 2 LLC.	49	Power generation
Daejung Offshore Wind Power Co., Ltd.	50	Power generation
Amman Asia Electric Power Company(7)	60	Power generation
KEPCO-ALSTOM Power Electronics Systems, Inc.(7)	51	R&D
Dangjin Eco Power Co., Ltd. (Formally, Dongbu Power Dangjin Corporation	33	Power generation
Honam Wind Power Co., Ltd.	29	Power generation
Nepal Water & Energy Development Company Pty Ltd.(7)	60	Construction and operation of utility plant
Chun-cheon Energy Co., Ltd.	30	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(3)	15	Power generation
Nghi Son 2 Power Ltd.	50	Power generation
Kelar S.A.(7)	65	Power generation
PT. Tanjung Power Indonesia	35	Power generation
Incheon New Power Co., Ltd.	29	Power generation
Seokmun Energy Co., Ltd.	34	Integrated energy business

Notes:

(1)	The effective percentage of ownership is 21.57% considering the treasury stocks.
(2)	We can exercise significant influence by virtue of our contractual right to appoint directors to the board of directors of this entity, and by strict decision criteria of our financial and operating policy of the board of directors.

(3)	We can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity.
(4)	We can exercise significant influence by virtue of our contractual right to appoint one out of four members of the steering committee of this entity. Moreover, we have significant financial transactions with this entity to the effect that we can exercise significant influence on this entity.
(5)	We have joint control on the associates by virtue of our contractual right to appoint directors to the board of directors of this entity, and by strict decision criteria of our financial and operating policy of the board of directors.
(6)	The Government regulates our ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between the Korea Power Exchange and our other subsidiaries. We can exercise significant influence by our right to nominate directors to the board of directors of this entity.
(7)	According to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, these entities are classified as joint ventures.
(8)	The reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(9)	As of December 31, 2014, 17.3% of ownership of Hyundai Energy Co., Ltd. was held by NH Power II Co., Ltd. and NH Bank . According to the shareholders’ agreement reached on March 2011, not only do we have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank upon a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to us. In connection with this agreement, we applied the equity method on our 46.3% equity investment in Hyundai Energy Co., Ltd.
(10)	Following the merger of Daeryun Energy Co., Ltd. into Daeryun Power Co., Ltd., its parent, our effective percentage of ownership decreased to 19.45% after accounting for stock purchase options.
(11)	Our effective percentage of ownership (excluding the redeemable convertible preferred shares) is 25.54%.

Item 4D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea. As of December 31, 2014, the net book value of our property, plant and equipment was Won 135,812 billion. As of December 31, 2014, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 317 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

In connection with the recent relocation of our headquarters in December 2014 pursuant to a government plan, in September 2014 we entered into a definitive agreement with a consortium consisting of Hyundai Motor Company, Kia Motor Company and Hyundai Mobis for the sale of the properties in our previous headquarters for a sale price of Won 10,550 billion. The sale was made following an open bidding, and the assessment value for such properties was approximately Won 3,335 billion. Under the sales agreement, the purchaser made a deposit equal to 10% of the purchase price on the date of the agreement, paid the first installment equal to 30% of the purchase price on January 15, 2015 and is obligated to pay the remaining proceeds in two equal installments on May 25 and September 25, 2015, and the title to the properties will transfer on the date the full purchase price is paid.

On December 30, 2014, we completed the sales of 49 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to its operations for an aggregate sale price of approximately Won 55.9 billion, representing 0.04% of our total assets as of December 31, 2014. The foregoing sales reflect our plans to improve our financial soundness through debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

Under the Electricity Business Law and the Price Stabilization Act, the Government generally establishes electricity rates at levels that are expected to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of the fair investment return, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” From 2008 to 2012, we had consecutive net losses and, from time to time, operating losses, due to substantial increases in fuel prices which have more than offset the effect from the increases in the electricity tariff rates we charge to our customers. From 2013 to 2014, largely due to increases in electricity tariff rates, the general decline of fuel prices and the greater use of coal relative to LNG (the former being a cheaper source of fuel) as a proportion of the fuels used to produce electricity, our gross profit, operating profit and net profit increased significantly.

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

Further to the announcement by the Ministry of Trade, Industry and Energy in February 2010, a new electricity tariff system went into effect on July 1, 2011. This system was designed to overhaul the prior system for determining electricity tariff chargeable to customers by more closely aligning the tariff levels to movements in fuel prices, with the aim of providing more timely pricing signals to the market regarding the expected changes in electricity tariff levels and encouraging more efficient use of electricity by customers. Previously, the electricity tariff consisted of two components: (i) base rate and (ii) usage rate based on the cost of electricity and the amount of electricity consumed by the end-users. Under the new tariff system, the electricity tariff also has a third component of the FCPTA rate, which is to be added to or subtracted from the sum of the base rate and the usage rate on a monthly basis based on the three-month average movements of coal, LNG and oil prices. This system was intended to provide greater financial stability and ensure a minimum return on investment to electricity suppliers, such as us.

However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the Ministry of Trade, Industry and Energy issued a hold order on July 29, 2011 suspending our billing and collecting of the FCPTA amount and eventually abolished the FCPTA system altogether on May 21, 2014 and generally reverted to the tariff system in place prior to the adoption of the FCPTA system.

For further discussion, including in relation to accounting, see Item 5A. “Operating Results—Critical Accounting Policies—Correction of Accounting for Fuel Cost Pass-through Adjustment.”

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

Demand for electricity in Korea grew at a compounded average rate of 3.9% per annum for the five years ended December 31, 2014. According to the Bank of Korea, the compounded growth rate for real gross domestic product, or GDP, was approximately 3.7% during the same period. The GDP increased, on a year-on-year basis, by 2.3% in 2012, by 2.9% in 2013, and by 3.3% in 2014.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s gross domestic product, or GDP, and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2010	2011	2012	2013	2014
Growth in GDP	6.5%	3.7%	2.3%	2.9%	3.3%
Growth in electricity consumption	10.1%	4.8%	2.5%	1.8%	0.6%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 272,552 gigawatt hours in 2014, representing a 2.7% increase from 2013, largely due to the continued export-led growth of the Korean economy.

•

Demand for electricity from the commercial sector has increased in recent years, largely due to increased commercial activities in Korea and the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. However, demand for electricity from the commercial sector decreased to 100,761 gigawatt hours in 2014, representing a 1.4% decrease from 2013 largely due to decreased electricity usage for cooling and heating reflecting cooler summer and warmer winter in 2014 compared to 2013.

•

In 2014, we distributed electricity to approximately 22 million households, which represent substantially all of the households in Korea. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector decreased to 64,457 gigawatt hours in 2014, representing a 2.1% decrease compared to 2013, largely due to a decrease in electricity usage for air conditioning and heating resulting in part from cooler summer and warmer winter in 2014 compared to 2013.

For a discussion on demand by the type of customers, see Item 4B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 90.9%, 89.4% and 86.2% in 2012, 2013 and 2014, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

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

Fuel costs accounted for 48.5%, 45.1% and 36.1% of our sales and 49.2%, 47.8% and 41.4% of our cost of sales in 2012, 2013 and 2014, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4B. “Business Overview—Fuel.”

Uranium accounted for 33.5%, 30.9% and 35.3% of our fuel requirements in 2012, 2013 and 2014, respectively. Coal accounted for 44.5%, 44.8% and 46.0% of our fuel requirements in 2012, 2013 and 2014, respectively. LNG accounted for 17.7%, 19.7% and 15.5% of our fuel requirements in 2012, 2013 and 2014 respectively. Oil accounted for 3.2%, 3.3% and 1.7% of our fuel requirements in 2012, 2013 and 2014, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2014, approximately 84.5% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 15.5% purchased on the spot market. The average “free on board” Newcastle coal 6300 GAR spot price index published by Platts decreased from US$85.1 per ton in 2013 to US$70.7 per ton in 2014 and US$56.4 per ton as of April 10, 2015. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

In recent years, the prices of oil and LNG have fallen significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker:

PGCRDUBA), the average daily spot price of Dubai crude oil per barrel decreased from US$108.9 in 2012 to US$105.4 in 2013 to US$96.6 in 2014 and was US$54.8 as of April 10, 2015.

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

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. For example, from 2008 to 2012 we had consecutive net losses and, from time to time, operating losses, largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. If fuel prices substantially increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff and does not increase it to a level to sufficiently offset the impact of rising fuel prices, the price increases will negatively affect our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would suffer.

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won fluctuates significantly against major currencies from time to time. For fluctuations in exchange rates, see Item 3A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar fluctuated from Won 1,063.2 on December 31, 2012 to Won 1,055.3 on December 31, 2013 and to Won 1,090.9 on December 31, 2014 and was Won 1,093.1 on April 10, 2015. In 2014, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2014, approximately 20.5% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

New Amendments Adopted

New amendments to IFRS and other accounting standards are set forth below. These amendments had no impact on our consolidated financial statements included in this annual report.

•	Amendments to IAS 32—Financial Instruments: Presentation

•	Amendments to IFRIC 21—Levies

See Note 2 of the notes to our consolidated financial statements included in this annual report for further related information.

New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing IFRS and other standards are effective for annual periods beginning after January 1, 2014; however, we have not adopted such amendments yet and are currently in the process of evaluating the impact on our consolidated financial statements upon the adoption of these amendments.

•	IFRS 9—Financial Instruments

•	IFRS 15— Revenue from contract with customers

•	Amendments to IAS 19—Employee benefits

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

During the fourth quarter of 2012, we had further consultations with the Ministry of Trade, Industry and Energy as to the outlook for the lifting the hold-order. Furthermore, on January 11, 2013, the Ministry of Trade, Industry and Energy informed us that the FCPTA system needed to be reassessed in light of other factors such as the prolonged unbilled period since the announcement of the FCPTA system. We have therefore concluded that, in consideration of the prolonged unbilled period and recent consultations with, and information from, the Ministry, we would not be able to bill and collect the unbilled FCPTA amounts for the foreseeable future. As a result, we wrote off the entire unbilled FCPTA amounts of Won 1,877 billion recognized through December 31, 2012, including the unbilled FCPTA amounts as of December 31, 2011. As a result, there was no FCPTA amount remaining in the consolidated statement of financial position as of December 31, 2013.

On May 21, 2014, for inflationary and other various policy considerations, the Ministry of Trade, Industry and Energy abolished the FCPTA system altogether. As a result, there was no FCPTA amount remaining in the consolidated statement of financial position as of December 31, 2014.

As for the accumulated and unbilled FCPTA amount, on the next occasion on which the Government raises the electricity tariff rates, we plan to consult with the Government and consider whether to reflect such FCPTA amount in our consolidated financial statements by adjusting the total electricity cost.

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

As of December 31, 2012, we had Won 376 billion of net amounts as assets, and as of December 31, 2013, we had Won 614 billion of net amounts as liabilities. As of December 31, 2014, we had Won 168 billion of net amounts as liabilities. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

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

As of December 31, 2012, 2013 and 2014, we had a liability for decommissioning costs in the amounts of Won 11,913 billion, Won 12,348 billion and Won 13,234 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used discount rates of 4.49%, 4.49% and 4.49% and inflation rates of 2.93%, 2.93% and 2.93% when calculating the decommissioning cost liability recorded as of December 31, 2012, 2013 and 2014, respectively. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate				Sensitivity to discount rate
	+0.10%		-0.10%		+0.10%		-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	304	￦	295	￦	271	￦	279

See Notes 26 and 45 of the notes to our consolidated financial statements included in this annual report for further related information.

Provision for Decontamination of Transformer

Under the Persistent Organic Pollutants Management Act which was enacted in 2007, we are required to remove the toxin polychlorinated biphenyls (“PCBs”) from our transformers’ insulating oil by 2015. We are also required to inspect the PCB levels in our transformers and dispose of any PCBs in excess of established safety standards.

As of December 31, 2012, 2013 and 2014, we had liabilities of Won 220 billion, Won 220 billion and Won 200 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 4.92% and an inflation rate of 3.10% as of December 31, 2012, a discount rate of 4.92% and an inflation rate of 3.10% as of December 31, 2013 and a discount rate of 3.78% and an inflation rate of 2.79% as of December 31, 2014.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2014. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

In relation to the deferred tax assets recognized for tax loss, future taxable income is estimated considering the followings: (i) five-year mid-to long-term financial forecasts of earnings before tax approved by management and submitted to the Ministry of Strategy and Finance, and (ii) average amount of tax adjustments for the recent three years. Based on the estimated amount and timing of future taxable profit, our management determined that all cumulative tax losses as of December 31, 2014 could be recognized as an asset.

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

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. In 2012, we changed the estimated useful lives of certain buildings. As a result of the change in accounting estimate, depreciation expenses decreased by Won 57,378 million and Won 31,979 million in 2013 and 2014, respectively. In addition, we estimate that depreciation expense will decrease by Won 22,158 million in 2015.

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

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount of the asset or asset group in the case of an impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. We performed impairment tests on individual asset of Garorim Tidal Power Plant Co., Ltd., a 49% owned subsidiary. Accordingly, we recognized the amount by which the carrying amount exceeds its recoverable amount as impairment loss on our consolidated statements of comprehensive income. See Note 18 of the notes to our consolidated financial statements included in this annual report for further information.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. In relation to these matters, as of December 31, 2014, we were engaged in 652 lawsuits as a defendant and 157 lawsuits as a plaintiff. The total amount claimed against us was Won 563 billion and the total amount claimed by us was Won 314 billion as of December 31, 2014. As of December 31, 2014, our provisions for these legal claims amounted to Won 200 billion. These provisions are adjusted when events or circumstances cause these judgments or estimates to change.

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

Consolidated Results of Operations

2014 Compared to 2013

In 2014, our consolidated sales, which is principally derived from the sale of electric power, increased by 6.3% to Won 57,123 billion from Won 53,713 billion in 2013, reflecting primarily a 4.7% increase in our average electricity tariff rates in 2014 compared to 2013 and a 0.58% increase in the volume of electricity sold from 474,849 gigawatt hours in 2013 to 477,592 gigawatt hours in 2014. For a discussion of the increase in our electricity tariff rates which are regulated by the Government, see Item 4B. “Business Overview—Sales and Customers—Electricity Rates.” The overall increase in the volume of electricity sold was primarily attributable to a 2.7% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 265,373 gigawatt hours in 2013 to 272,552 gigawatt hours in 2014, which was partially offset by a 1.4% decrease in the volume of electricity sold to the commercial sector from 102,196 gigawatt hours in 2013 to 100,761 gigawatt hours in 2014 and a 2.1% decrease in the volume of electricity sold to the residential sector from 65,815 gigawatt hours in 2013 to 64,457 gigawatt hours in 2014. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity in this sector in Korea largely as a result of continued export-led growth of the Korean economy, which involved an increased industrial output and greater capacity utilization in industrial plants. The decreases in the volume of electricity sold to the commercial and residential sectors were largely due to weather conditions, including cooler summer and warmer winter in 2014 compared to 2013.

Our consolidated cost of sales, which is principally derived from the costs related to the purchase of fuels for generation of electricity and to a lesser extent, from the purchase of power from independent power producers, depreciation and salaries, decreased by 1.6% to Won 49,763 billion in 2014 from Won 50,596 billion in 2013, primarily due to a 14.9% decrease in fuel costs, which was partially offset by a 11.2% increase in purchased power, a 6.8% increase in depreciation, a 2.0% increase in salaries and a 18.2% increase in other cost of sales.

Fuel costs, which accounted for 41.4% and 47.8% of our consolidated cost of sales in 2014 and 2013, respectively, decreased by 14.9% to Won 20,595 billion in 2014 from Won 24,200 billion in 2013 largely due to a 13.7% decrease in unit fuel cost mainly resulting from the general decline in international market prices for our main fuel types, as well as an increased use of less expensive fuel sources such as nuclear power due to the resumption of three nuclear units in 2014. Purchased power, which accounted for 25.3% and 22.4% of our cost of sales in 2014 and 2013, respectively, increased by 11.2% to Won 12,602 billion in 2014 from Won 11,329 billion in 2013, primarily due to a 16.1% increase in the volume of power purchased from independent power producers (who generate electricity primarily through LNG-fired power plants), from 67,676 gigawatt hours in 2013 to 78,551 gigawatt hours in 2014, primarily due to an increase in installed generation capacity (such as from the Yulchon combined cycle unit) of independent power producers. Depreciation expense, excluding Won 957 billion and Won 825 billion in 2014 and in 2013, respectively arising from amortization of nuclear fuel charged to fuel costs aforementioned, increased by 5.6% to Won 6,763 billion in 2014 from Won 6,403 billion in 2013 primarily due to an increase of additional property, plant and equipment related to the construction of new generation facilities pursuant to our capital investment program.

Salaries recorded as cost of sales increased by 2.0% to Won 2,633 billion in 2014 from Won 2,583 billion in 2013 primarily due to an increase by base salary in tandem with the inflation rate. Other cost of sales increased by 17.9% to Won 7,169 billion in 2014 from Won 6,080 billion in 2013 primarily due to an increase in costs related to our nuclear complex construction projects in the United Arab Emirates.

As a cumulative result of the foregoing factors, our consolidated gross profit increased by 136.1% to Won 7,360 billion in 2014 from Won 3,117 billion in 2013, and our consolidated gross profit margin increased significantly to 12.9% in 2014 from 5.8% in 2013. The increases in our consolidated gross profit and consolidated gross profit margin were largely attributable to the 6.3% increase in our consolidated sales (which were primarily due to the 4.7% overall increase in the average electricity tariff rates) and the 1.7% decrease in our consolidated cost of sales (which was mainly due to the 14.9% decrease in fuel costs partially offset by the 11.2% increase in purchased power).

Our consolidated selling and administrative expenses slightly increased by 0.1% to Won 1,924 billion in 2014 from Won 1,923 billion in 2013, largely due to an increase in commission, which was substantially offset by a decrease in salaries recorded as selling and administrative expenses and a decrease in ordinary development expense.

Our consolidated other income, net of expenses, increased by 6.4% to Won 666 billion in 2014 from Won 626 billion in 2013, mainly as a result of an increase in compensation and reparation revenue and an increase in revenue related to the transfer of assets from customers, which were partially offset by a decrease in gains on electricity infrastructure development fund.

Our consolidated net other gains decreased by 17.1% to Won 107 billion in 2014 from Won 129 billion in 2013, primarily as a result of an increase of impairment loss on property, plant and equipment. Impairment loss on property, plant and equipment increased largely due to impairment related to Garorim Tidal Power Plant Co., Ltd., a 49% owned subsidiary.

As a cumulative result of the foregoing factors, our consolidated operating profit increased more than threefold to Won 6,209 billion in 2014 from Won 1,948 billion in 2013, and our consolidated operating income margin increased significantly to 10.9% in 2014 from 3.6% in 2013. These increases were mainly due to the 6.3% increase in our consolidated sales and the 1.6% decrease in our consolidated cost of sales.

Our consolidated finance expenses, net, decreased by 2.0% to Won 2,255 billion in 2014 from Won 2,302 billion in 2013, primarily as a result of net gain on valuation of derivatives in 2014 compared to net loss in 2013 and net gain on foreign currency transaction in 2014 compared to net loss in 2013 which more than offset recording net losses in foreign currency translation in 2014 compared to net gains in 2013, which were largely as a result of the depreciation of Korean Won against the U.S. dollar in 2014.

We had consolidated profit of associates or joint ventures using equity method of Won 275 billion in 2014, compared to consolidated loss of associates or joint ventures using equity method of Won 42 billion in 2013, primarily as a result of an increase in profit of Korea Gas Corporation.

As a cumulative result of the foregoing factors, our consolidated income before income taxes increased significantly to Won 4,229 billion in 2014 from Won 396 billion in 2013.

Our income tax expense increased significantly to Won 1,430 billion in 2014 from Won 571 billion in 2013, largely as a result of an increase in our profit before income taxes, which was partially offset by an increase in adjustments related to unrealized deferred tax assets. See Note 41 to our financial statements included in this annual report. Our effective tax expense (benefit) rate, which represents tax expense (benefit) as a percentage of profit (loss) before income taxes, decreased from 144.0% in 2013 to 33.8% in 2014 primarily due to the effect of recognition of deferred tax assets in relation to amounts received from customers regarding installation and use of facilities required for electricity supply in 2013. In 2014, the effective tax rate was higher than the statutory rate of 24.2%, primarily due to the recognition of deferred tax liabilities regarding our investments in subsidiaries, associates and joint ventures primarily in connection with taxable temporary differences related to undistributed earnings.

As a cumulative result of the above factors, our consolidated profit increased significantly to Won 2,799 billion in 2014 from Won 174 billion in 2013. Our consolidated net profit margin also increased significantly to 4.9% in 2014 from 0.3% in 2013. Our profit attributable to the owners of the company was Won 2,687 billion in 2014 from Won 60 billion attributable to the owners of the company in 2013.

We had consolidated other comprehensive loss of Won 358 billion in 2014 compared to consolidated other comprehensive income of Won 186 billion in 2013, largely as a result of decreased actuarial gains on retirement benefit obligations, net of tax (related to changes in future salary increases), valuation gains on available-for-sale securities (primarily Korea District Heating Corp.) and gains on valuation of derivatives using cash flow hedge accounting, share in other comprehensive income of associates and joint ventures, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive income increased significantly Won 2,441 billion in 2014 from Won 360 billion in 2013.

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

Fuel costs, which accounted for 47.8% and 49.2% of our consolidated cost of sales in 2013 and 2012, respectively, increased to Won 24,200 billion in 2013 from Won 23,823 billion in 2012 largely due to an increased use of more expensive fuel sources such as LNG due to the extended suspension of three of our nuclear units related to quality assurance issues, which was partially offset by a 2.6% decrease in unit fuel cost mainly resulting from the general decline in international market prices for our main fuel types. Purchased power, which accounted for 22.4% and 20.2% of our cost of sales in 2013 and 2012, respectively, increased by 15.6% to Won 11,329 billion in 2013 from Won 9,801 billion in 2012, primarily due to a 12.1% increase in the volume of power purchased from independent power producers (who generate electricity primarily through LNG-fired power plants), from 60,392 gigawatt hours in 2012 to 67,676 gigawatt hours in 2013, primarily to compensate for the shortfall in the supply of electricity due to the higher than anticipated rise in demand for electricity in 2013 as well as extended suspension of three of our nuclear units related to quality assurance issues. Depreciation expense, excluding Won 825 billion and Won 771 billion in 2013 and in 2012, respectively arising from amortization of nuclear fuel charged to fuel costs aforementioned, increased by 5.4% to Won 6,403 billion in 2013 from Won 6,075 billion in 2012 primarily due to an increase of additional property, plant and equipment related to the construction of new generation facilities pursuant to our capital investment program.

Salaries recorded as cost of sales decreased by 3.0% to Won 2,583 billion in 2013 from Won 2,662 billion in 2012 primarily due to a decrease in performance pay. Other remaining items of our cost of sales decreased to Won 6,080 billion in 2013 from Won 6,098 billion in 2012 primarily due to a decrease in provision for decommissioning costs of our nuclear facilities.

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

We had consolidated other gains, net, of Won 129 billion in 2013 compared to consolidated other losses, net, of Won 1,782 billion in 2012, primarily as a result of a write-off in 2012 of our accumulated but unbilled fuel cost-based adjustment amounts. (See Item 5A. “Operating Results—Critical Accounting Policies—Correction of Accounting for Fuel Cost Pass-through Adjustment”). Other profit is mainly composed of gain or loss from disposal of assets and inventories, among others.

As a cumulative result of the foregoing factors, we had consolidated operating profit of Won 1,948 billion in 2013 compared to consolidated operating loss of Won 2,300 billion in 2012, and our consolidated operating profit margin was 3.6% in 2013 compared to an operating loss margin of 4.7% in 2012. These turnarounds were mainly due to the 9.3% increase in our consolidated sales, which was partially offset by the 4.4% increase in our consolidated cost of sales.

Our consolidated finance expenses, net of income, increased by 18.7% to Won 2,302 billion in 2013 from Won 1,940 billion in 2012, primarily as a result of a decrease in net gains on foreign currency translation, and an increase in net interest expense, which was partially offset by a decrease in net losses on valuation of derivatives.

We had consolidated loss of associates or joint ventures using equity method of Won 42 billion in 2013, compared to consolidated profit of associates or joint ventures using equity method of Won 177 billion in 2012, primarily as a result of decreased profits from Korea Gas Corporation mainly due to an impairment loss on intangible assets.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five thermal generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2012, 2013 and 2014 the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.5%, 2.6% and 2.8% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 12,748 billion, Won 15,831 billion and Won 16,629 billion in 2012, 2013 and 2014, respectively, and under our current budgets, are estimated to be approximately Won 17,269 billion, Won 14,917 billion and Won 14,873 billion in 2015, 2016 and 2017, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government has adopted the Renewable Portfolio Standard program, which replaces the Renewable Portfolio Agreement which was in effect from 2006 to 2011. Under the Renewable Portfolio Standard program, each generation subsidiary is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy, with the target percentage being 2.5% in 2013 and 3.0% in 2014 and incrementally increasing to 10.0% by 2024. The current budgeted amount of capital expenditure for implementation of the Renewable Portfolio Standard program as currently planned for the period from 2014 to 2024 is approximately Won 14.8 trillion. We expect that such additional capital expenditure will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all. See Item 4B. “Business Overview—Environmental Programs” for a further description of the Renewable Portfolio Standard and our related past capital expenditures.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2012, 2013 and 2014, fuel costs accounted for 48.5%, 45.1% and 36.1% of our sales and 49.2%, 47.8% and 41.4% of our cost of sales, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-paying debt (excluding issue discounts and premium) before accounting for swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2014 for each year from 2015 to 2019 and thereafter. As of December 31, 2014, such debt represented 97.7% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total
	(in billions of Won)
2015	1,034	13	4,400	1,595	7,042
2016	527	—	5,630	693	6,850
2017	561	—	5,950	1,999	8,510
2018	649	—	4,930	2,809	8,388
2019	312	—	4,290	1,432	6,034
Thereafter	72	17	21,350	3,261	24,700

Total	3,155	30	46,550	11,789	61,524

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-paying debt of Won 2,927 billion, Won 3,084 billion and Won 3,121 billion in 2012, 2013 and 2014, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ debt were 4.65%, 4.11% and 3.93% in 2012, 2013 and 2014, respectively.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 3,917 billion, Won 6,884 billion and Won 12,046 billion in 2012, 2013 and 2014, respectively.

As of December 31, 2012, 2013 and 2014, our long-term debt (excluding the current portion but including issue discounts and premium), before accounting for swap transactions, amounted to Won 45,525 billion, Won 52,801 billion and Won 55,720 billion, respectively, representing 89.1%, 102.6% and 101.6% of shareholders’ equity, respectively, as of such dates. As of December 31, 2012, 2013 and 2014, the current portions of our long-term debt were Won 7,005 billion, Won 7,508 billion and Won 6,446 billion, respectively. As of December 31, 2012, 2013 and 2014, our short-term borrowings amounted to Won 689 billion, Won 579 billion and Won 659 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, as of December 31, 2014 was Won 62,300 billion, of which Won 49,518 billion was denominated in Won and an equivalent of Won 12,782 billion was denominated in foreign currencies, primarily U.S. dollars. In addition, we, KHNP and KOWEPO also maintain U.S. dollar-denominated global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$3.3 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown.”

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, amounted to Won 12,648 billion and Won 12,782 billion as of December 31, 2013 and 2014, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with domestic financial institutions amounting to Won 2,655 billion and US$5,181 million, the full amount of which was available as of December 31, 2014.

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

Our total shareholders’ equity increased by 6.6% from Won 51,451 billion as of December 31, 2013 to Won 54,825 billion as of December 31, 2014, mainly as a result of an increase in total comprehensive income and a disposal of our treasury shares for an aggregate consideration of Won 856 billion.

Liquidity

Our liquidity is substantially affected by our construction expenditures and fuel purchases. Construction in progress increased by 18.0% from Won 27,334 billion as of December 31, 2013 to Won 32,256 billion as of December 31, 2014. Fuel costs decreased by 14.9% to Won 20,595 billion in 2014 from Won 24,200 billion in 2013.

Our cash flows are also impacted by other factors. Our net cash provided by operating activities increased by 75.0% from Won 6,884 billion in 2013 to Won 12,046 billion in 2014. The increase in net cash provided by operating activities in 2014 compared to 2013 was mainly due to an increase in cash collected from our customers in tandem with increases in electricity tariff rates and the sales volume and in 2014 compared to 2013 and the decrease in the unit cost of coal, LNG and oil in 2014 compared to 2013, which in turn led to a decrease in cash paid for fuels. Our cash flows from investing activities are affected by acquisitions of property, plant and equipment. Our net cash used in investing activities remained largely stable from Won 14,503 billion in 2013 to Won 14,460 billion in 2014. Our cash flows from financing activities are mainly affected by borrowings and issuance of debt securities and repayment thereof, as well as dividends paid. Our net cash used in financing activities decreased by 75.0% from Won 7,933 billion in 2013 to Won 1,985 billion in 2014, largely due to reduced borrowing and increased repayments as part of our debt reduction program.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2012, 2013 and 2014, we had a working capital deficit of Won 4,884 billion, Won 4,945 billion and Won 4,780 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2014, approximately 20.5% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in currencies other than Won.

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

We did not pay dividends in respect of fiscal year 2012 as we did not have net income for such year. We paid dividends of Won 90 per share in respect of fiscal year 2013. On April 24, 2015, we paid dividends of Won 500 per share in respect of fiscal year 2014.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4B. “Business Overview—Regulation.”

Item 5C. Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development program is focused on developing advanced electric power, renewable energy, smart grid and customer-friendly electricity service technologies that will enable us to become a global leader in the energy industry. In order to achieve our corporate vision of becoming a “Smart Energy Creator” in 2014, we adopted the KEPCO Technology Strategy, which emphasizes enhanced technological convergence and customer service. As part of such strategy, we seek to develop (i) clean and smart energy technology, including in relation to low carbon emission in power generation, (ii) an efficient and intelligent power transmission and distribution grid system, (iii) technology that will enhance efficiency and responsiveness to consumer’s electricity consumption patterns, and (iv) improvements in information, communication and technology (“ICT”) for enhanced customer service.

In 2015, consistent with the Government guidelines, we plan to invest approximately 0.54% of our annual revenue in the research and development of green and smart technologies, particularly with a focus on the following 12 areas: integrated gasification combined cycle for synthetic natural gas production, carbon capture and storage, offshore wind power, offshore energy development, high voltage direct currents, super conductor, smart grid, micro grid, demand responsive and energy efficiency applications, power ICT solutions, super-critical CO2 power generation systems and energy storage systems.

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

Our research and development activities also focus on the following:

•

in the thermal power generation sector, reducing the greenhouse effect, enhancing efficiency and reducing cost in power plant construction and operation as well as in our plant maintenance, including through improvements in damage analysis and environment-friendly inspections;

•	in the renewable energy sector, enhancing efficiency, lowering costs of power generation, identifying new energy sources and exploring new business opportunities;

•

in the electric power system sector, enhancing the stability and reliability in the operation of our electric power grid as well as enhancing efficiency in electricity distribution, including through build-out of large-sized electricity storage facilities and superconducting transmission cable grids, introducing preventive maintenance measures for substations and developing technologies related to system automation, power utilization and power line communication;

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

We invested Won 327 billion, Won 640 billion and Won 638 billion in 2012, 2013 and 2014, respectively, and currently plan to invest Won 861 billion in 2015, on research and development. Our current focus in research and development is primarily in the area of ICT-based smart energy technological development. We had 1,144 employees engaged in research and development activities as of December 31, 2014. As a result of our research, we currently have 2,845 registered patents and 2,244 patent applications outstanding in Korea and abroad. In addition, we plan to establish a management infrastructure that will facilitate the development of high value-added intellectual properties. We also seek opportunities to market our technologies overseas.

Item 5D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5A. “Operating Results” and Item 5B. “Liquidity and Capital Resources.”

Item 5E. Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements as of December 31, 2014.

Item 5F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of the contractual obligations of us and our six wholly-owned generation subsidiaries as of December 31, 2014 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		3–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	￦	60,891	￦	6,408	￦	15,361	￦	14,423	￦	24,699
Short-term borrowings		633		633		—		—		—
Interest payments(3)		13,239		2,184		3,386		2,449		5,220

Total	￦	74,763	￦	9,225	￦	18,747	￦	16,872	￦	29,919

Notes:

(1)	We have several other contractual obligations, including finance lease agreements. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2014 were immaterial. Contractual obligations related to payment of debt of us and our six wholly-owned generation subsidiaries represented 97.7% of our outstanding debt as of December 31, 2014 on a consolidated basis.
(2)	Includes the current portion.
(3)	A portion of our debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2014 for the variable rate of interest in calculating the interest payments on debt for the periods indicated.

For a description of our commercial commitments and contingent liabilities, see Note 50 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd. and three other independent power producers, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 2,988 billion, Won 2,897 billion and Won 1,980 billion in 2012, 2013 and 2014, respectively.

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

We import all uranium ore concentrates from sources outside Korea (including the United Kingdom, Kazakhstan, France, Germany, Niger, Canada, Japan and Australia) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 49 of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2014 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD, JPY, INR, GBP, SAR, NPR, AED and EUR)
Payment of import letter of credits	Woori Bank and others	USD	2,039,423
	Korea Exchange Bank	GBP	122,338
	Korea Exchange Bank and others	EUR	3,100
	Kookmin Bank and others	JPY	8,677,652
Inclusive credits	Korea Exchange Bank	KRW	501,500
	HSBC and others	USD	492,491
	Shinhan Bank and others	INR	47,489
Performance guarantees on guarantees	Shinhan Bank and others	KRW	158,649
	Korea Exchange Bank	AED	54,880
	Standard Chartered Bank and others	USD	760,907
	Kookmin Bank and others	EUR	37,082
	Hana Bank and others	INR	185,077
Guarantees for bid	SMBC and others	USD	10,450
Warranty bond and others	Shinhan Bank	EUR	1,088
	Kathmandu Bank and others	USD	209,195
	Kathmandu Bank and others	NPR	68,941
Trade finance	BNP Paribas and others	USD	850,000
Other guarantees	Korea Exchange Bank and others	KRW	11,250
	Korea Exchange Bank and others	SAR	82,700
	Shinhan Bank and others	USD	639,363
	Hana Bank	INR	157,830

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD)
Overdraft	Nonghyup Bank and others	KRW	1,950,000
Commercial paper	Korea Exchange Bank and others	KRW	950,000
Limit amount available for card	Hana Bank and others	KRW	83,524
Loan limit	The Export-Import Bank of Korea and others	KRW	147,084
	BNP Paribas and others	USD	2,526,059
Repayment guarantees for foreign currency debentures	Korea Development Bank and others	USD	423,009

We provide a performance guarantee related to a construction contract to Kookmin Bank. Such guarantee is not recognized as a provision for financial guarantee because such performance guarantee does not meet the definition of a financial guarantee contract under IFRS.

We have borrowings of Won 22.5 billion from Long Lasting Value (“LLV”) as of December 31, 2014. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. We guarantee secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of Won 23.9 billion.

In order to secure our status as a shareholder of Navanacom Electric Co., Ltd., we have signed a fund supplement contract. According to the contract, in case Navanacom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, we bear a payment obligation in proportion to our ownership.

Existing guarantees provided by us to our associates and joint ventures as of December 31, 2014 are as follows:

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Foreign Currency	Credit Limit	Guarantee (Final Provided Company)
KEPCO	KEPCO SPC Power Corporation	Debt guarantees	USD	129,868	SMBC, The Export-import Bank of Korea and ADB
KEPCO	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD	11,000	ADWEA
KEPCO	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
KEPCO	Amman Asia Electric Power Company	Performance guarantees	USD	10,200	Standard Chartered Bank
KOWEPO	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	48,553	Korea Exchange Bank, Hana Bank and others
		Guarantees for supplemental funding(1)		—
KOWEPO	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	21,345
		Guarantees for supplemental funding(1)		—
KOWEPO	Rabigh O&M Co., Ltd.	Performance guarantees	SAR	4,800	Saudi Arabia British Bank
KOWEPO	Deagu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	Shinhan Capital Co., Ltd.
KOWEPO	Dongducheon Dream Power Co., Ltd.(2)	Collateralized money invested	KRW	111,134	Kookmin Bank
KOWEPO	PT Mutiara Jawa	Collateralized money invested	USD	2,610	Shinhan Bank Singapore
KOWEPO	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Shinhan Capital Co., Ltd., Nonghyup Bank
KOWEPO	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank
EWP	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	KT Capital Co., Ltd.
EWP	Seokmun Energy Co., Ltd.	Guarantees for supplemental funding (1)		—	Hanmaeum 2nd Securitization Co., Ltd.

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Foreign Currency	Credit Limit	Guarantee (Final Provided Company)
EWP	Chun-cheon Energy Co., Ltd.	Guarantees for supplemental funding(1)		—	Newstar TJ 1st Co., Ltd.
EWP	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank and others
		Guarantees for supplemental funding(1)		—
EWP	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
		Guarantees for supplemental funding(1)		—
EWP	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd.
		Guarantees for supplemental funding(1)		—
EWP	PT. Tanjung Power Indonesia	Debt guarantees	USD	5,250	The Bank of Tokyo-Mitsubishi
KOSPO	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank, Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSPO	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others
		Guarantees for supplemental funding(1)		—
KOSPO	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank, Woori Bank
		Guarantees for supplemental funding(1)		—
KOSPO	Busan Solar Co., Ltd.	Collateralized money invested	KRW	793	Consus Asset Management Co., Ltd

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Foreign Currency	Credit Limit	Guarantee (Final Provided Company)
KOSPO	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	76,193	Korea Exchange Bank, Kookmin Bank
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSPO	KS Solar Corp. Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
KOSPO	Kelar S.A.	Performance guarantees(1)		—	Korea Exchange Bank, SMBC, and others
		Debt guarantees	USD	132,600	SMBC, MIZUHO, and others
KOSPO	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank, Daewoo Securities Co., Ltd.
		Guarantees for supplemental funding(1)		—
KOSPO	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank, Shinhan Bank
		Performance guarantees and guarantees for supplemental funding(1)		—
KEPCO E&C	DS Power Co., Ltd.	Collateralized money invested	KRW	12,742	Korea Development Bank, Daewoo Securities Co., Ltd.
		Performance guarantees and guarantees for supplemental funding(1)		—
KOMIPO	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding(1)		—
KOMIPO	PT. Cirebon Electric Power	Debt guarantees	USD	12,000	Nonghyup bank
KOMIPO	PT. Wampu Electric Power	Performance guarantees		—	Hana Bank

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Foreign Currency	Credit Limit	Guarantee (Final Provided Company)
KOMIPO	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,410	IBK and others
KOSEP	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	35,925	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSEP	RES Technology AD	Collateralized money invested	KRW	15,595	Korea Development Bank and others
		Debt guarantees	EUR	4,271
KOSEP	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	Korea Development Bank and others
		Debt guarantees	EUR	4,175
KOSEP	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(1)		—	Woori Bank
KOSEP	S-Power Co., Ltd.	Collateralized money invested	KRW	108,000	Korea Development Bank
		Performance guarantees and guarantees for supplemental funding(1)		—	and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding(1)		—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding(1)		—	The Export-import Bank of Korea and others
KHNP	Yeong Wol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Daewoo Securities Co., Ltd. and others
KEPCO KPS	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding(1)		—

Notes:

(1)	We guarantee to provide supplemental funding for businesses with respect to excessive business expenses or insufficient repayment of borrowings.
(2)	Under the project financing agreement in relation to the Dongducheon Thermal power complex project, the shares in Dongducheon Dream Power Co., Ltd. held by us following the date of such agreement (including any additional shares to be issued to us as part of additional equity injection by us) are provided as collateral to the lenders in the project financing.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2014.

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

The names, titles and outside occupations, if any, of the directors as of March 31, 2015 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Cho, Hwan-Eik	(65)	President, Chief Executive Officer and Standing Director	None	December 17, 2012
Ahn, Hong-Ryoul	(56)	Standing Director and Member of the Audit Committee	Auditor at Korea Hemophilia Foundation	December 27, 2013
Park, Kyu-Ho	(57)	Standing Director and Executive Vice President of Domestic Operations	None	June 18, 2013
Park, Jung-Keun	(58)	Standing Director and Executive Vice President of Overseas Operations	None	October 29, 2013
Baek, Seung-Jung	(59)	Standing Director and Executive Vice President & Chief Strategy Officer	None	June 18, 2013
Kim, Byung-Sook	(57)	Standing Director and Executive Vice President & Chief Technology Officer	None	June 18, 2013
Chang, Jae-Won	(56)	Standing Director and Executive Vice President & Chief Power Grid Officer	None	March 31, 2015
Cho, Jeon-Hyeok	(54)	Non-Standing Director and Member of the Audit Committee	None	February 14, 2014
Lee, Kang-Hee	(72)	Non-Standing Director	Member of the Incheon City Advisory Committee	February 14, 2014
Chung, Hae-Joo	(72)	Non-Standing Director	Chairman of the Board, Korea Testing & Research Institute	June 30, 2011
Koo, Ja-Yoon	(64)	Non-Standing Director	Professor of Electronics & System Engineering, Hanyang University	September 2, 2014
Ahn, Choong-Yong	(74)	Non-Standing Director	Chaired Professor of Graduate School of International Studies, Chungang University	December 3, 2014
Choi, Gyo-Il	(53)	Non-Standing Director	Attorney, Choi, Gyo-Il Law Firm	March 14, 2014

Name	Age	Title	Outside Occupation	Position Held Since
Sung, Tae-Hyun	(55)	Non-Standing Director and Member of the Audit Committee	Professor of Electrical Engineering, Hanyang University	August 12, 2014
Choi, Ki-Ryun	(67)	Non-Standing Director	Professor of Energy Systems Research, Ajou University	August 12, 2014

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

Chang, Jae-Won has been our Standing Director since March 31, 2015. Mr. Chang also currently serves as our Executive Vice President and Chief Power Grid Officer and previously served as our Vice President of Transmission & Substation Construction, Vice President of Incheon District Division and Vice President of Transmission & Substation Operation Department. Mr. Chang received a Ph.D in electrical engineering from Rensselaer Polytechnic Institute.

Cho, Jeon-Hyeok has been our Non-Standing Director since February 14, 2014. Mr. Choi is currently Professor of Economics at College of Liberal Arts, Myungji University. Mr. Choi previously served as a Professor of the Department of Economics, National University of Incheon and Chief Executive Officer of Naeil Venture Capital. Mr. Cho received a Ph.D in economic theory and financial economics from University of Wisconsin at Madison.

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

Koo, Ja-Yoon has been our Non-Standing Director since September 2, 2014. Mr. Koo is currently Professor of Electronics & System Engineering at Hanyang University and previously served as chairman of the Korean Electricity Regulatory Commission under the supervision of the Ministry of Trade, Industry and Energy of Korea. Mr. Koo received a B.S. in Electrical Engineering from Seoul National University and a Ph.D in Electrical Engineering from ENSIEG.

Ahn, Choong-Yong has been our Non-Standing Director since December 2, 2014. Mr. Ahn is currently Chaired Professor of Graduate School of International Studies at Chungang University and previously served as the foreign investment ombudsman for Korea Trade-Investment Promotion Agency (KOTRA). Mr. Ahn received a B.A in Economics from Kyoungpook National University and a Ph.D in Economics from Ohio State University.

Choi, Gyo-Il has been our Non-Standing Director since February 14, 2014. Mr. Choi is currently an attorney-at-law at Choi, Gyo-Il law Firm. Mr. Choi previously served as Chief Public Prosecutor at the Seoul Prosecutor’s Office and Deputy Minister at the Ministry of Justice. Mr. Lee received an LL.B in law from Korea University.

Sung, Tae-Hyun has been our Non-Standing Director since August 12, 2014. Mr. Sung is currently Professor of Electrical Engineering at Hanyang University and previously served as senior researcher at KEPCO Research Institute. Mr. Sung received a B.S. in Material Engineering from Hanyang University and a Ph.D in Material Science and Engineering from Tokyo Institute of Technology.

Choi, Ki-Ryun has been our Non-Standing Director since August 12, 2014. Mr. Choi is currently Professor of Energy Systems Research at Ajou University and previously served as head of New & Renewable Energy Center of Korea Energy Management Corporation. Mr. Choi received a B.S. in Mining and Minerals Engineering from Seoul National University and a Ph.D in Energy Economics from University of Grenoble.

The business address of our directors is 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea.

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

Our audit committee currently consists of Ahn, Hong-Ryoul, a standing director, and Cho, Jeon-Hyeok and Sung, Tae-Hyun, both non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Code and the New York Stock Exchange listing standards.

Item 6B. Compensation

In 2014, the aggregate amount of remuneration paid to our directors and executive officers in the aggregate was Won 4,062 million. The aggregate amount accrued in 2014 to provide retirement and severance benefits for our directors and executive officers was Won 307 million.

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

Item 6D. Employees

As of December 31, 2014, we and our generation subsidiaries had a total of 40,259 regular employees, almost all of whom are employed within Korea. Approximately 9.4% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2014.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,680	920	247	264	265	253	254	6,883
Engineers	9,641	7,856	1,580	1,801	1,654	1,615	1,898	26,045
Others	5,578	1,034	167	225	119	122	86	7,331

Total	19,899	9,810	1,994	2,290	2,038	1,990	2,238	40,259

Head Office Employees	1,406	1,194	255	199	213	230	297	3,794
% of total	7.1%	12.2%	12.8%	8.7%	10.5%	11.6%	13.27%	9.4%
Members of Labor Union	14,988	6,132	1,564	1,555	1,272	1,308	1,501	28,320
% of total	75.3%	62.5%	78.5%	67.9%	62.4%	65.7%	67.1%	70.3%

We and each of our generation subsidiaries have separate labor unions. Approximately 70.3% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at the holding company and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 7A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2014, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	135,917,118	21.2
	Korea Development Bank (2)	192,170,340	29.9

	Subtotal	328,087,458	51.1
	National Pension Corporation	44,492,954	6.9
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	184,891,161	28.8
	Common shares	152,720,483	23.8
	American depositary shares	32,170,678	5.0
	Public (Koreans)	84,492,504	13.2

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

On October 24, 2014, we sold 18,929,995 treasury shares, which represented 2.95% of our total issued shares as of such date, through a block sale to third party investors.

All of our shareholders have equal voting rights. See Item 10B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Voting Rights.”

Item 7B. Related Party Transactions

We are engaged in a variety of transactions with our affiliates. We have related party transactions with Government-controlled entities such as Korea Gas Corporation, our consolidated subsidiaries and our equity investees. In addition, we engage in related party transactions with Korea Development Bank, one of our major shareholders. See Note 47 of the Notes to our consolidated financial statements included in this annual report for a description of transaction and balances with our related parties.

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd., and long-term borrowings from Korea Development Bank. In 2012, 2013 and 2014, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 11,645 billion, Won 12,450 billion and Won 10,135 billion, respectively. As of December 31, 2014, we had long-term borrowings from Korea Development Bank in the aggregate amount of Won 1,500 billion.

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

For a further description of our transactions with our affiliates, see Note 47 of the Notes to our consolidated financial statements included in this annual report.

Item 7C. Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

We prepare our consolidated financial statements in compliance with requirements under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2014, we, including our generation subsidiaries, were engaged in 652 lawsuits as a defendant and 157 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us was Won 563 billion, for which we have made a provision of Won 200 billion as of December 31, 2014, and the total amount claimed by us was Won 314 billion as of December 31, 2014. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operation.

The following are potentially significant claims pertaining to us and our subsidiaries.

In 2009, we entered into a contract with LS Cable & System Ltd. (“LS Cable”) under which LS Cable agreed to install submarine cables in an area between Jindo and Jeju Island. LS Cable & System Ltd. notified us of the completion of construction and requested the issuance of a certificate of completion. We however disagreed that LS Cable had completed construction in accordance with the conditions of the contract, rejected the goods delivered and refused to pay LS Cable the contracted amount. In October 2012, LS Cable filed for arbitration with the Korean Commercial Arbitration Board seeking damage in the aggregate amount of Won 194 billion from us in relation to unpaid invoices under the contract (which amounts to Won 120 billion) and extra payments relating to additional construction. In July 2014, we paid LS Cable Won 40 billion as a portion of the unpaid invoices, and recognized the remaining unpaid invoices, Won 80 billion, as a liability. However, since the amounts and timing of extra payments relating to the additional construction cannot be reasonably estimated, we had not made any additional provision in relation thereto as of December 31, 2014. The arbitration is currently under review by the Korean Commercial Arbitration Board, and the arbitral result may be unfavorable to us.

In September 2013, Hyundai Engineering & Construction Co., Ltd., SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit against KHNP seeking from KHNP extra contractual payments in the total amount of Won 133 billion on grounds of design change under the construction contract relating to New Hanwool 1 & 2 units. Due to inherent uncertainties relating to this lawsuit, we are unable to reliably estimate the amount of compensation, if any, and timing thereof, payable to the plaintiff. Consequently, we are unable to make a reasonable estimate of the economic impact from the ultimate resolution of this lawsuit and have not made any provision in relation thereto.

In January 2013, Korea Nuclear Technology Co., Ltd. (“KNT”) initiated litigation against KHNP based on the claim that KNT had a right to supply KHNP with passive autocatalytic recombiners (“PARs”), which had been developed under a cooperative research and development agreement between KNT and KHNP through a contract to be negotiated between the two parties without being required to undergo an open bidding process for a period of three years, but that KHNP selected a third party to supply the PARs following an open bidding process. The claimed amount of damages and compensation was Won 6.9 billion. In October 2013, the lower court ruled against KNT based on the principles of freedom of contract and the preference for competitive bidding. In December 2013, KNT filed for an appeal. In October 2014, the court rendered a final judgment against KNT by finding that KHNP was not legally obliged to enter into a contract with KNT for the supply of PARs.

In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. The Supreme Court also ruled that “employees shall not retroactively demand the difference in overtime pay as additional wages, in the event that the demand itself causes an unexpected increase in spending for their company, and thus lead the company to financial difficulty. In that case, the request is not acceptable, since it is unjust, and it is in breach of the principle of good faith.” Prior to such ruling, we determined wages in accordance with budget instructions from the Ministry of Strategy and Finance, which excluded bonuses from ordinary wages and had the consent of our labor unions. Any request for the retroactive demand for the difference in overtime pay as additional wages may be limited based on the principle of good faith. On January 15, 2015, there was a lower court decision on ordinary wages of the labor union in KOSPO. According to this decision, basic bonus, incentives, and part of the subsidies paid regularly, uniformly, and steadily are to be included in the ordinary wages, and as a result of a related lawsuit, it was concluded that this case does not violate the principle of good faith since no significant difficulty in management or risk in the continuance and existence of the company were predicted. However, we decided to appeal this case. We believe that the possibility of economic outflow as a result of this lawsuit is probable. As a result, we recorded a provision of Won 174 billion in relation to this lawsuit as of December 31, 2014.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2014, the date we last closed our shareholders’ registry, 32,170,678 ADSs representing 5.01% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2010.

	Price
Period	High	Low
	(In Won)
2010
First Quarter	41,600	33,800
Second Quarter	36,600	30,700
Third Quarter	33,600	28,800
Fourth Quarter	32,700	27,700
2011
First Quarter	30,050	25,800
Second Quarter	30,000	25,600
Third Quarter	28,400	20,450
Fourth Quarter	27,150	20,650
2012
First Quarter	27,900	22,250
Second Quarter	25,850	21,450
Third Quarter	27,900	23,750
Fourth Quarter	30,450	26,200
2013
First Quarter	34,850	29,000
Second Quarter	32,600	24,850
Third Quarter	30,700	26,350
Fourth Quarter	34,750	27,250
2014
First Quarter	37,800	33,400
Second Quarter	41,900	37,050
Third Quarter	48,200	36,800
Fourth Quarter	49,450	40,350
2015
First Quarter (through April 10)
January	43,250	39,150
February	45,900	41,900
March	46,000	42,200
April (through April 10)	46,650	43,100

ADSs

The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since 2010. Each ADS represents one-half of one share of our common stock.

	Price
Period	High	Low
	(In US$)
2010
First Quarter	17.89	14.86
Second Quarter	16.55	12.70
Third Quarter	14.19	12.28
Fourth Quarter	14.54	11.91
2011
First Quarter	13.48	11.39
Second Quarter	13.74	11.86
Third Quarter	13.35	8.50
Fourth Quarter	11.55	8.25
2012
First Quarter	12.45	9.73
Second Quarter	11.18	9.36
Third Quarter	12.42	10.37
Fourth Quarter	13.97	11.65
2013
First Quarter	16.35	13.04
Second Quarter	14.70	10.70
Third Quarter	14.59	11.45
Fourth Quarter	16.61	12.77
2014
First Quarter	17.75	15.51
Second Quarter	20.56	17.66
Third Quarter	22.44	18.17
Fourth Quarter	22.87	18.90
2015
First Quarter (through April 10)
January	19.99	18.26
February	21.01	19.02
March	20.60	18.78
April (through April 10)	21.18	19.73

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

As of March 31, 2015 the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,272,317 billion. The average daily trading volume of equity securities for the first quarter of 2015 was approximately 354 million shares with an average transaction value of Won 4,633 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2010	1,696.1	2,043.5	1,552.8	2,043.5
2011	2,070.1	2,228.9	1,706.2	1,825.7
2012	1,826.4	2,049.3	1,769.3	1,982.3
2013	2,031.1	2,059.6	1,780.6	2,011.3
2014	1,967.2	2,082.6	1,886.9	1,915.6
2015 (through April 10)	1,926.4	2,087.8	1,882.5	2,087.8

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2009, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	Thousands of U.S. dollars)(1)
2010	777	1,141,885,458	1,002,621,352	380,859	5,619,768	4,934,382
2011	791	1,041,999,162	903,493,594	353,759	6,883,146	5,968,218
2012	784	1,154,294,166	1,077,671,708	486,480	4,823,643	4,503,448
2013	777	1,185,973,724	1,123,826,138	328,325	3,993,422	3,784,158
2014	773	1,192,252,867	1,084,655,082	319,661	3,891,322	3,540,140
2015 (through April 10)	765	1,303,644,135	1,193,648,536	376,558	4,783,594	4,377,774

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of the Bank of Korea or the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul, as the case may be, at the end of the periods indicated.

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

ITEM 10. ADDITIONAL INFORMATION

Item 10A. Share Capital

Not Applicable

Item 10B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code, the Public Agencies Management Act and certain related laws of Korea. In November 2013 we amended our Articles of Incorporation to reflect the amendments to a regulation promulgated under the Public Agencies Management Act.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2014, the last day on which the shareholder registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Acquisition of Our Own Shares

Under the Korean Commercial Code, we may acquire our own shares through (1) purchases on a stock exchange or (2) purchase of the shares in proportion to the number of shares held by each shareholder on equal terms and conditions, by a resolution at a Shareholders’ meeting. The aggregate amount of the acquisition price shall not exceed the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital, (2) the total amount of our capital surplus reserve and earned surplus reserve which have accumulated up to the end of the previous fiscal year, (3) our earned surplus required to be accumulated for the then current fiscal year and (4) our net assets stated in the balance sheet as being increased as a result of the evaluation of the assets and liabilities in accordance with our accounting principles without being set off against any unrealized losses. In addition, under the Korean Commercial Code, we may not acquire our own shares if our net assets may fall short of the aggregate amount of the item (1) to (4) above, on a non-consolidated basis, as of the conclusion of the relevant business year of us. In general, our subsidiaries 50% or more of whose shares are owned by us may not acquire our shares.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six consecutive months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “—Description of Capital Stock—Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Korean Commercial Code and our Articles of Incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul or by placing a public notice in the electrical disclosure system of the Financial Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, for giving such notice, we use an electronic disclosure system available for access at a website maintained by the FSS (known as the Data Analysis, Retrieval and Transfer System, or DART). Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

The general meeting of shareholders is held in Naju, Jeollanam-do.

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

If the tax exemption under the STTCL referred to above were to cease to be in effect, the rate of income tax or corporation tax applicable to the interest on the Registered Debt Securities would be 14% of income for a non-resident without a permanent establishment in Korea. In addition, local income tax would be imposed at the rate of 10.0% of the income tax or corporation tax (which would increase the total tax rate to 15.4%), unless reduction is available under an applicable income tax treaty. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

In order to obtain the benefits of an exemption or a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the interest payment date, such evidence of tax residence as may be required by the Korean tax authorities in order to establish your entitlement to the benefits of the applicable tax treaty.

Furthermore, Korean tax laws require the beneficial owner to submit an application for entitlement to a preferential tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, an overseas investment vehicle (which is defined as an organization established in a foreign jurisdiction that manages funds collected through investment solicitation by acquiring, disposing or otherwise investing in proprietary targets and then distributes the proceeds thereof to investors) (the “Overseas Investment Vehicle”) must obtain an application for a preferential tax rate from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident who has permanent establishments in Korea, if any). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance of foreign currency-denominated bonds under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 22.0% (including local income tax) of the net gain or 11.0% (including local income tax) of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

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

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (inclusive of local income tax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits.

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

Furthermore, Korean tax laws require the beneficial owner to submit an application for entitlement to a preferential tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for entitlement to a preferential tax rate from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

If you hold common shares or ADSs and receive the dividend through an account at the Korea Securities Depository held by a foreign depositary settlement institute, you are not required to submit the application for entitlement to a preferential tax rate. However, evidence of tax residence may need to be submitted to us through such foreign depositary settlement institute.

Taxation of Capital Gains

As a general rule, capital gains earned by non-residents upon the transfer of the common shares or ADSs would be subject to Korean income tax at a rate equal to the lesser of (i) 11.0% (including local income tax) of the gross proceeds realized or (ii) 22.0% (including local income tax) of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such common shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. Please see the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing income tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through an investment dealer or investment broker under the Financial Investment Services and Capital Markets Act, an investment dealer or investment broker is required to withhold Korean tax from the sales price in an amount equal to 11.0% (including local income tax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs.

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

In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the investment dealer or the investment broker, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits. Furthermore, Korean tax laws require the beneficial owner to submit an application for tax exemption together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available exemption pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for tax exemption from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, shares of our common stock or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income tax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25.0% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the investment dealer or the investment broker, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the investment dealer or the investment broker, as applicable, must withhold tax at the normal rates. Further, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., interest, dividends and capital gains) under an applicable tax treaty, Korean tax laws require you (or your agent) to submit an application for tax exemption (if there is no change in the content of such application, it is not required to submit such application again within a period of three years thereafter) along with a certificate of your tax residence issued by a competent authority of your country of tax residence. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for tax exemption from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income.

Furthermore, the Korean tax laws require the beneficial owner to submit an application for entitlement to a preferential tax rate (if there is no change in the content of such application, it is not required to submit such application again within a period of three years thereafter) together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. If you hold the shares of common stock or ADSs and receive the dividend through an account at the Korea Securities Depository held by a foreign depositary settlement institute, you are not required to submit the application for entitlement to a preferential tax rate. However, evidence of tax residence may need to be submitted to us through such foreign depositary settlement institute.

Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for a preferential tax rate from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

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

U.S. Federal Income and Estate Tax Considerations for U.S. Persons

The following is a summary of certain U.S. Federal income and estate tax consequences for beneficial owners of the Registered Debt Securities, common stock and ADSs that are “U.S. Persons (as defined below).” For purposes of this summary, you are a “U.S. Person” if you are any of the following for U.S. Federal income tax purposes:

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. Federal income and estate tax consequences to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. Federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our voting stock, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, an investor in a pass-through entity, or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

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

Although interest payments to you are currently exempt from Korean taxation provided that Registered Debt Securities are deemed to be foreign currency-denominated bonds issued outside of Korea for the purpose of the STTCL, (See—“Korean Taxes—Registered Debt Securities—Taxation of Interest,” above) if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount on the ZTF Debentures, you will be required to include in income any additional amounts and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to deduct or credit such Korean tax (up to the Treaty rate), subject to applicable limitations in the Internal Revenue Code of 1986, as amended (the “Code”). Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. Interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture generally will constitute foreign source income and generally will be considered passive category income for purposes of computing the foreign tax credit. You will generally be denied a foreign tax credit for Korean taxes imposed with respect to the Registered Debt Securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Original Issue Discount

The ZTF Debentures were issued with original issue discount (“OID”), for U.S. Federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debentures. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures was sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then you generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

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

As discussed above, although interest payments to you are currently exempt from Korean taxation provided that Registered Debt Securities are deemed to be foreign currency-denominated bonds issued outside of Korea for the purpose of the STTCL, (See—“Korean Taxes—Registered Debt Securities—Taxation of Interest,” above) if the Korean law providing for the exemption is repealed, then Korean withholding tax may be imposed at times that differ from the times at which you are required to include interest or OID in income for U.S. Federal income tax purposes and this disparity may limit the amount of foreign tax credit available.

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

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Registered Debt Security, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the Registered Debt Security, applies only to that Registered Debt Security and cannot be revoked. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service (the “IRS”). You should consult your own tax advisor before making this election.

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

Distributions on Common Stock or ADSs

The gross amount of distributions (other than certain distributions of common stock or rights to subscribe for common stock) to holders of common stock or ADSs (including amounts withheld in respect of Korean withholding taxes) will be taxable dividends to such holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a holder as ordinary income on the day actually or constructively received by the holder, in the case of common stock, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Persons, certain dividends paid by a qualified foreign corporation and received by such holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the Treaty, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the Treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Shares of our common stock will generally not be considered readily tradable for these purposes. However, United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Persons that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange or redemption of the Registered Debt Securities, common stock or ADSs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients, and a backup withholding tax may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. Federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

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

Item 10I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2014, approximately 20.5% of our long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, was denominated in foreign currencies, principally U.S. dollars. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies.

We are also exposed to foreign exchange risk related to our purchases of fuels since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2014, fuel costs represented 36.1% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2014, for electricity generation, uranium accounted for 35.3% of our fuel requirements, coal accounted for 46.0%, LNG accounted for 15.5% and oil accounted for 1.7%, measured in each case by the amount of electricity we generated. In 2013, measured on the same basis, uranium accounted for 30.9% of our fuel requirements, coal accounted for 44.8%, LNG accounted for 19.7% and oil accounted for 3.3%.

For additional discussions of our market risks, see Item 3D. “Risk Factors” and Item 5B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2014 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	UBS	2011	2015	KRW 220,356	USD 200,000	3.90%	3.00%	1,101.78
	RBS	2011	2015	KRW 110,110	USD 100,000	3.90%	3.00%	1,101.10
	Barclays Bank PLC	2011	2015	KRW 108,390	USD 100,000	3.78%	3.00%	1,083.90
	Credit Suisse	2011	2015	KRW 108,390	USD 100,000	3.22%	3.00%	1,083.90
	Morgan Stanley	2011	2015	KRW 63,006	USD 60,000	4.06%	3.00%	1,050.10
	Goldman Sachs	2012	2015	KRW 156,643	USD 140,000	3.92%	3.00%	1,118.88
	Deutsche Bank	2013	2018	KRW 110,412	JPY 10,000,000	6.21%	4.19%	11.04
	IBK	2013	2018	KRW 111,800	USD 100,000	3.16%	2.79%	1,118.00
	Bank of America	2013	2018	KRW 103,580	JPY 10,000,000	7.05%	4.19%	10.36
	Credit Suisse	2014	2019	KRW 118,632	CHF 100,000	2.98%	1.50%	1,186.32
	Standard Chartered	2014	2019	KRW 114,903	CHF 100,000	4.00%	1.50%	1,149.03
	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Standard Chartered	2014	2017	KRW 51,215	USD 50,000	2.24%	3M USD Libor + 0.55%	1,024.30
	Mizuho Corporate Bank	2014	2017	KRW 153,645	USD 150,000	2.35%	3M USD Libor + 0.65%	1,024.30
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	Morgan Stanley	2010	2015	KRW 118,800	USD 100,000	4.61%	3M Libor + 1.64%	1,188.00
	M-UFJ	2010	2015	KRW 116,100	USD 100,000	4.00%	3M Libor + 1.00%	1,161.00
	Citibank	2010	2015	KRW 116,080	USD 100,000	3.97%	3.13%	1,160.80
	Deutsche Bank	2010	2015	KRW 116,080	USD 100,000	3.98%	3.13%	1,160.80
	RBS	2010	2015	KRW 116,080	USD 100,000	3.97%	3.13%	1,160.80
	HSBC	2010	2015	KRW 116,080	USD 100,000	3.23%	3.13%	1,160.80
	UBS	2010	2015	KRW 116,080	USD 100,000	3.23%	3.13%	1,160.80
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Goldman Sachs	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate			Contract Exchange Rate
Type				Pay	Receive	Pay		Receive
				(KRW in millions, USD in thousands)
	DBS	2013	2018	KRW 108,140	USD 100,000	2.63%		3M Libor +0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%		3M Libor +0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%		3M Libor +0.84%	1,081.40
	HSBC	2013	2018	KRW 107,450	USD 100,000	3.41%		2.88%	1,074.50
	Standard Chartered	2013	2018	KRW 107,450	USD 100,000	3.44%		2.88%	1,074.50
	JP Morgan	2013	2018	KRW 107,450	USD 100,000	3.48%		2.88%	1,074.50
	Bank of America	2014	2018	KRW 107,450	USD 100,000	3.09%		2.88%	1,074.50
	Citibank	2014	2018	KRW 107,450	USD 100,000	3.09%		2.88%	1,074.50
	JP Morgan	2014	2017	KRW 102,670	USD 100,000	2.89%		3M Libor +0.78%	1,026.70
	Deutsche Bank	2014	2017	KRW 102,670	USD 100,000	2.89%		3M Libor +0.78%	1,026.70
	HSBC	2014	2019	KRW 105,260	USD 100,000	2.48%		2.38%	1,052.60
	Standard Chartered	2014	2019	KRW 105,260	USD 100,000	2.48%		2.38%	1,052.60
	RBS	2014	2019	KRW 105,260	USD 100,000	2.48%		2.38%	1,052.60
Cash flow hedge	Citibank	2006	2016	KRW 113,200	USD 100,000	1.05%		6.00%	1,132.00
	Barclays Bank PLC	2006	2016	KRW 113,200	USD 100,000	1.05%		6.00%	1,132.00
	Credit Suisse	2006	2016	KRW 113,200	USD 100,000	1.05%		6.00%	1,132.00
	Goldman Sachs	2011	2017	KRW 105,260	USD 100,000	3.99%		3.63%	1,052.60
	Barclays Bank PLC	2011	2017	KRW 105,260	USD 100,000	3.99%		3.63%	1,052.60
	Citibank	2011	2017	KRW 105,260	USD 100,000	3.99%		3.63%	1,052.60
	Citibank	2013	2018	KRW 54,570	USD 50,000	2.90%		3M Libor +1.01%	1,091.40
	Standard Chartered	2013	2018	KRW 54,570	USD 50,000	2.90%		3M Libor +1.01%	1,091.40
	Credit Suisse	2013	2018	KRW 111,410	USD 100,000	3.22%		3M Libor +1.50%	1,114.10
	HSBC	2014	2020	KRW 99,901	AUD 100,000	3.52%		5.75%	999.01
	HSBC	2014	2020	KRW 100,482	AUD 100,000	3.48%		5.75%	1,004.82
	Standard Chartered	2013	2020	USD 117,250	AUD 125,000	3M Libor +1.25%		5.75%	0.94
	Standard Chartered	2014	2020	KRW 126,032	USD 117,250	3.55%		3M Libor +1.25%	1,074.90
	UBS AG	2006	2016	KRW 98,100	USD 100,000	5.48%		5.50%	981.00
	Credit Suisse	2006	2016	KRW 98,100	USD 100,000	5.48%		5.50%	981.00
	JP Morgan	2014	2019	KRW 107,190	USD 100,000	3.25% +3%	*n/N	2.75%	1,071.90
	Morgan Stanley	2014	2019	KRW 107,190	USD 100,000	3.25% +3%	*n/N	2.75%	1,071.90
	Barclays Bank PLC	2014	2019	KRW 107,190	USD 100,000	3.25% +3%	*n/N	2.75%	1,071.90
	Barclays Bank PLC	2006	2016	KRW 71,888	USD 75,000	4.81%		5.50%	958.50
	Deutsche Bank AG	2006	2016	KRW 71,888	USD 75,000	4.81%		5.50%	958.50
	Barclays Bank PLC	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	Morgan Stanley	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	RBS	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	JP Morgan	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	RBS	2013	2019	KRW 118,343	CHF 100,000	3.47%		1.63%	1,183,43
	Barclays Bank PLC	2013	2019	KRW 59,172	CHF 50,000	3.47%		1.63%	1,183,43
	Nomura	2013	2019	KRW 59,172	CHF 50,000	3.47%		1.63%	1,183,43
	Barclays Bank PLC	2013	2018	KRW 107,360	USD 100,000	3.34%		2.88%	1,073.60

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	RBS	2013	2018	KRW 107,360	USD 100,000	3.34%	2.88%	1,073.60
	JP Morgan	2013	2018	KRW 161,040	USD 150,000	3.34%	2.88%	1,073.60
	Standard Chartered	2013	2018	KRW 161,040	USD 150,000	3.34%	2.88%	1,073.60
	Standard Chartered	2014	2019	KRW 104,490	USD 100,000	2.77%	2.63%	1,044.90
	RBS	2014	2019	KRW 104,490	USD 100,000	2.77%	2.63%	1,044.90
	Barclays Bank PLC	2014	2019	KRW 104,490	USD 100,000	2.77%	2.63%	1,044.90
	Barclays Bank PLC	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	RBS	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	Deutsche Bank	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	Citibank	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	Standard Chartered	2014	2017	KRW 54,205	USD 50,000	2.93%	3M Libor +1.05%	1,084.10
	Credit Agricole	2014	2017	KRW 54,205	USD 50,000	2.93%	3M Libor +1.05%	1,084.10
	BTMU	2010	2015	KRW 55,900	USD 50,000	4.03%	3M Libor +1.20%	1,118.00
	RBS	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	BNP Paribas	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	Hana Bank	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	Barclays Bank PLC	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Standard Chartered	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Nomura	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Credit Agricole	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Societe Generale	2013	2018	KRW 106,190	USD 100,000	3.48%	2.63%	1,061.90
	BNP Paribas	2013	2018	KRW 53,095	USD 50,000	3.48%	2.63%	1,061.90
	Hana Bank	2013	2018	KRW 53,095	USD 50,000	3.48%	2.63%	1,061.90
	Standard Chartered	2013	2018	KRW 106,030	USD 100,000	3.48%	2.63%	1,060,30
	Barclays Bank PLC	2013	2018	KRW 53,015	USD 50,000	3.48%	2.63%	1,060.30
	Hana Bank	2013	2018	KRW 31,809	USD 30,000	3.48%	2.63%	1,060.30
	Societe Generale	2013	2018	KRW 21,206	USD 20,000	3.48%	2.63%	1,060.30
	HSBC	2013	2018	KRW 53,015	USD 50,000	3.47%	2.63%	1,060.30
	Nomura	2013	2018	KRW 53,015	USD 50,000	3.47%	2.63%	1,060.30
	Credit Agricole	2014	2020	KRW 110,680	USD 100,000	2.29%	2.50%	1,106.80
	Societe Generale	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Standard Chartered	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Nomura	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Barclays Bank PLC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	RBS	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80

Under these currency swap contracts, we recognized net valuation gain of Won 168,987 million in 2014.

Details of interest rate contracts outstanding as of December 31, 2014 are as follows:

	Counterparty	Contract Year	Settlement Year	Notional Amount	Contract Interest Rate Per Annum
Type					Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Nonghyup Bank	2010	2015	KRW 100,000	4.90%	3M CD + 1.05%
	Nonghyup Bank	2010	2015	KRW 100,000	4.83%	3M CD + 0.90%
	Nonghyup Bank	2010	2015	KRW 50,000	4.77%	3M CD + 0.90%
	Korea Development Bank	2012	2016	KRW 200,000	3.57%	3M CD + 0.26%
	Nonghyup Bank	2012	2016	KRW 100,000	3.49%	3M CD + 0.25%
	Korea Development Bank	2012	2016	KRW 50,000	3.49%	3M CD + 0.25%
	HSBC	2012	2016	KRW 50,000	3.49%	3M CD + 0.25%
	Standard Chartered	2012	2016	KRW 200,000	3.55%	3M CD + 0.26%
	Standard Chartered	2012	2017	KRW 160,000	3.57%	3M CD + 0.32%
	JP Morgan	2013	2018	KRW 150,000	3.58%	3M CD + 0.31%
	Korea Exchange Bank	2012	2015	KRW 100,000	3.58%	3M CD + 0.15%
	Korea Exchange Bank	2012	2015	KRW 200,000	3.65%	3M CD + 0.10%
	Korea Exchange Bank	2012	2015	KRW 100,000	2.86%	3M CD + 0.05%
	Korea Exchange Bank	2013	2016	KRW 100,000	2.82%	3M CD + 0.04%
	Korea Exchange Bank	2013	2016	KRW 200,000	2.57%	3M CD + 0.04%
	Korea Exchange Bank	2013	2016	KRW 100,000	2.75%	3M CD + 0.03%
	Credit Suisse	2014	2018	KRW 200,000	2.98%	1Y CMT + 0.31%
	Korea Development Bank(1)	2014	2029	KRW 40,000	3M CD –0.03%	4.65%
Cash flow hedge	BNP Paribas	2009	2027	USD 104,845	4.16%	6M USD Libor
	KFW	2009	2027	USD 104,845	4.16%	6M USD Libor
	Credit Agricole	2012	2033	USD 105,727	3.98% ~ 4.10%	6M USD Libor
	SMBC	2012	2033	USD 138,258	4.05% ~ 4.18%	6M USD Libor

Note:

(1)	This contract is an interest rate swap hedging on Electricity Bonds 885, and the bank would notify us of the early termination every year on the early termination nonfiction date (every year on April 28 from 2017 until 2028). The contract will be terminated if the early termination is notified.

Under these interest rate swap contracts, we recognized net valuation loss of Won 16,800 million in 2014.

We engage in transactions denominated in foreign currencies and consequently, we become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2013 and 2014 were as follows:

	Assets		Liabilities
Type	2013	2014	2013	2014
	(In thousands of USD, EUR, GBP and other foreign currencies)
AUD	1,460	196	321,444	542,292
CAD	4	1	611	244
CNY	1	—	—	—
EUR	27,946	2,097	33,398	4,087
IDR	546,902	273,738	2,973	17,288
MXN	5,064	7,637	426	122
PHP	248,623	196,696	22,954	17,962
SAR	1,565	1,044	—	—
USD	627,504	1,211,513	11,207,483	7,415,050
INR	362,996	683,074	500,933	173,753
PKR	116,847	167,747	650	2,037
MGA	2,124,218	2,183,910	101,503	69,199
JPY	176,921	1,048,413	22,521,580	20,023,572
KZT	164,790	551,684	16,517	—
GBP	—	—	4	90
CHF	143,120	—	400,012	399,634
AED	288	3,965	809	1,136
SEK	—	—	—	196
JOD	132	1,080	1	1
BDT	34,753	47,167	2,977	314
CLP	93	—	—	—
ZAR	—	146	—	—

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

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2014, we estimate that our unrealized foreign exchange translation losses will increase by Won 790 billion in 2015. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2014 and 2013, before accounting for swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to its borrowing with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest and all other variables are held constant as of December 31, 2014, we estimate that our income before income taxes will decrease by Won 60.6 billion

(not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2015. Such sensitivity analysis does not take into consideration interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2014, we estimate that our income before income taxes will increase by Won 526.2 billion in 2015.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2014, we estimate that our income before income taxes will decrease by Won 206 billion in 2015.

The above discussion and the estimated amounts generated from the sensitivity analyzes referred to above include “forward-looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

See Note 45 of the notes to our consolidated financial statements included in this annual report for further related information.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12A. Debt Securities

Of the five debt securities issued by us that are registered under the Exchange Act as set forth in the cover page of this annual report, two debt securities, namely Twenty Year 7.40% Amortizing Debentures due April 1, 2016 and One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096, are guaranteed by Korea Development Bank.

Korea Development Bank, a policy bank for the Korean government, is 100% beneficially owned by the Korean government. The voting rights in our equity interest held by Korea Development Bank are effectively exercised by the Korean government.

The guarantee by Korea Development Bank of our two above-mentioned registered debt securities is itself a security registered under the Securities Act. Korea Development Bank is a Schedule B issuer and it periodically files registration statements with the Commission. These registration statements typically include financial statements prepared in accordance with the applicable generally accepted accounting principles, currently the Korean International Financial Reporting Standards, and audited in accordance with generally accepted auditing standards in the Republic of Korea.

The guarantee by Korea Development Bank of these two debt securities will each expire on April 1, 2016. The guarantee for the Twenty Year 7.40% Amortizing Debentures due April 1, 2016 will expire by reason of the maturity of such debentures, while the guarantee for the One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 will expire by reason of the expiration of a put option period applicable to such debentures in accordance with the terms of such debentures.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

Under the terms of the Deposit Agreement in respect of our ADSs, the holder and beneficiary owners of ADSs, any party depositing or withdrawing or surrendering ADSs or ADRs, whichever applicable, may be required to pay the following fees and charges to Citibank, N.A. acting as depositary for our ADSs:

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

Depositary Payments for the Fiscal Year 2014

The following table sets forth our expenses incurred in 2014, which were reimbursed by JPMorgan Chase Bank, N.A. (the former depositary for our ADSs), and Citibank, N.A. (the current depositary for our ADSs) in the aggregate:

	(In thousands of U.S.dollars)
Reimbursement of legal fees		239
Reimbursement of accounting fees		341
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		1,373
Other		133

Total	US$	2,086

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2014 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. has issued an audit report on the effectiveness of our internal control over financial reporting, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL AUDITOR FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2013 and 2014 for professional services rendered by our principal auditors for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2014 and we currently expect KPMG Samjong Accounting Corp. to serve as our principal auditors for the year ended December 31, 2015.

	Aggregate Fees Billed During
Type of Services	2013			2014		Nature of Services
	(In millions of Won)
Audit Fees	￦	2,979		￦	3,044	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		94			155	Accounting advisory service.
Tax Fees		35			12	Tax return and consulting advisory service.
All Other Fees		496	(1)		—	All other services which do not meet the three categories above.

Total	￦	3,604		￦	3,211

Note:

(1)	Relates to services provided by KPMG Samjong Accounting Corp. prior to its engagement as our auditors. These services have been approved by our audit committee in compliance with paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.

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

The consolidated financial statements for the year ended December 31, 2012, before the effects of the retrospective adjustments to apply the changes in accounting described in Note 2 thereto and the retrospective adjustments to the disclosures for a change in the composition of segments discussed in Note 4 thereto, were audited by Deloitte Anjin LLC. Deloitte Anjin LLC’s engagement as our independent registered public accounting firm was terminated after the completion of the audit of our consolidated financial statements for the year ended December 31, 2012. The audit report of Deloitte Anjin LLC on our consolidated financial statements for the year ended December 31, 2012, before the effects of the adjustments discussed in Note 2 and Note 4 thereto, prepared in accordance with IFRS did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, in connection with the audit of our consolidated financial statements for the year ended December 31, 2012, before the effects of the adjustments discussed in Note 2 and Note 4 thereto, there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with Deloitte Anjin LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte Anjin LLC, would have caused Deloitte Anjin LLC to make reference to the subject matter of the disagreement in connection with their reports. In addition, we confirm that between January 1, 2011 and the date of the termination of Deloitte Anjin’s engagement as our independent registered public accounting firm, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. The foregoing also applies in the same way to KHNP’s consolidated financial statements for the year ended December 31, 2012, before the effects of the adjustments discussed in Note 2 thereto, and the audit report of Deloitte Anjin LLC thereon; and KHNP also did not have any disagreements with Deloitte Anjin LLC as to the matters mentioned above and there were similarly no reportable events as applies to KHNP.

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

We provided a copy of this disclosure to Deloitte Anjin LLC and requested that Deloitte Anjin LLC furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Deloitte Anjin LLC’s letter addressed to the SEC dated April 28, 2015 is attached to this annual report as Exhibit 15.5.

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

Differences in Korean/New York Stock Exchange Corporate Governance Practices

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. Under the NYSE Listed Company Manual, we as a foreign private issuer are required to disclose significant differences between NYSE’s corporate governance standards and those we follow under Korean law. The following summarizes some significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE under the listing rules of the NYSE.

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

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, exclusive sessions were held quarterly in 2014 in order to promote the exchange of diverse opinions by non-standing directors.

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

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, as well as all financial, accounting and other officers that are involved in the preparation and disclosure of our consolidated financial statements and internal control of financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics applicable to our executive officers and financial officers are available on www.kepco.co.kr.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19. “Exhibits” for a list of all financial statements filed as part of this annual report.

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

KOREA ELECTRIC POWER CORPORATION
By:	/s/ Cho, Hwan-Eik
Name:	Cho, Hwan-Eik
Title:	President and Chief Executive Officer
Date:	April 30, 2015

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-3

Report of Independent Registered Public Accounting Firm Deloitte Anjin LLC (Korea Electric Power Corporation)	F-4

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young (Korea South-East Power Co., Ltd.)	F-5

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young (Korea East-West Power Co., Ltd.)	F-6

Consolidated Statements of Financial Position as of December 31, 2013 and 2014	F-7

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012, 2013 and 2014	F-9

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2013 and 2014	F-11

Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014	F-14

Notes to the Consolidated Financial Statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation (the “Company”) and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows, for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Korea East-West Power Co., Ltd., a consolidated subsidiary, whose financial statements comprise 3.93 percent of consolidated total assets (prior to inter-company eliminations) as of December 31, 2013 and 5.90 percent of consolidated revenue (prior to inter-company eliminations) for the year ended December 31, 2013. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Korea East-West Power Co., Ltd., is based solely on the report of the other auditors. The accompanying consolidated statements of comprehensive loss, changes in equity and cash flows of Korea Electric Power Corporation and subsidiaries for the year ended December 31, 2012 were audited by other auditors whose report thereon dated April 30, 2013, expressed an unqualified opinion on those financial statements, before the retrospective presentation of the power generation maintenance operating segment as a reportable segment as described in note 4 to the consolidated financial statements and the reclassification adjustments to present accrued incentive compensation as provisions instead of trade accounts payable and other as described in note 2.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2014 and 2013 and of their consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have audited the retrospective presentation in 2012 of the plant maintenance & engineering service operating segment as a reportable segment as described in note 4 and the reclassification adjustments to present accrued incentive compensation as provisions instead of trade accounts payable and other as described in note 2. In our opinion, such retrospective reportable segment presentation and reclassification adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2012 consolidated financial statements of the Company other than with respect to the retrospective reportable segment presentation and reclassification adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2012 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows, for the years then ended and our report dated April 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Korea Electric Power Corporation:

We have audited, before the effects of the retrospective adjustments to apply the changes in accounting described in Note 2 to the consolidated financial statements and the retrospective adjustments to the disclosures for a change in the composition of segments discussed in Note 4 to the consolidated financial statements, the consolidated statements of comprehensive loss, changes in equity, and cash flows of Korea Electric Power Corporation and subsidiaries (the “Company”) for the year ended December 31, 2012 (the 2012 consolidated financial statements before the effects of the adjustments discussed in Note 2 and Note 4 to the consolidated financial statements are not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries whose financial statements reflect 10.1 percent of consolidated total revenue for the year ended December 31, 2012. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Korea South-East Power Co., Ltd., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements, before the effects of retrospective adjustment for the change in accounting described in Note 2 and retrospective adjustment for a change in segments discussed in Note 4, present fairly, in all material respects, the results of operations of Korea Electric Power Corporation and subsidiaries and their cash flows for the year ended December 31, 2012, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Seoul, Korea

April 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of

Korea South-East Power Co., Ltd.

We have audited the consolidated statements of financial position of Korea South-East Power Co., Ltd. (the “Company”) as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea South-East Power Co., Ltd. as at December 31, 2012 and the consolidated results of its financial performance, and its cash flows for each of the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Han Young

April 29, 2013

Seoul, Republic of Korea

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of

Korea East-West Power Co., Ltd.

We have audited the consolidated statement of financial position of Korea East-West Power Co., Ltd. and subsidiaries (the “Company”), a wholly owned subsidiary of Korea Electric Power Corporation, as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

/s/ Ernst & Young Han Young

April 30, 2014

Seoul, Republic of Korea

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2014

	Note		2013	2014
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	2,232,313	1,796,300
Current financial assets, net	5,10,11,12,45		436,213	176,428
Trade and other receivables, net	5,8,14,20,45,46,47		7,526,311	7,697,862
Inventories, net	13		4,279,593	4,537,469
Income tax refund receivables			223,803	18,475
Current non-financial assets	15		570,845	502,511
Assets held-for-sale	42		—	2,090,810

Total current assets			15,269,078	16,819,855

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,45		1,902,953	2,040,921
Non-current trade and other receivables, net	5,8,14,45,47		1,644,333	1,724,357
Property, plant and equipment, net	18,27,49		129,637,596	135,812,499
Investment properties, net	19,27		538,327	317,264
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27		810,664	821,060
Investments in associates	4,17		4,124,574	4,341,830
Investments in joint ventures	4,17		1,106,181	1,166,894
Deferred tax assets	41		359,535	526,934
Non-current non-financial assets	15		131,511	134,093

Total non-current assets			140,258,256	146,888,434

Total Assets	4	￦	155,527,334	163,708,289

Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	5,892,763	6,128,604
Current financial liabilities, net	5,11,23,45,47		8,425,231	7,162,372
Income tax payables			51,407	570,550
Current non-financial liabilities	20,28,29		4,730,631	6,464,356
Current provisions	26,45		1,113,817	1,274,186

Total current liabilities			20,213,849	21,600,068

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		3,971,519	3,806,735
Non-current financial liabilities, net	5,11,23,45,47		53,163,394	55,999,761
Non-current non-financial liabilities	28,29		6,985,641	6,946,410
Employee benefits liabilities, net	25,45		2,137,296	1,277,415
Deferred tax liabilities	41		5,002,585	5,723,880
Non-current provisions	26,45		12,602,314	13,529,010

Total non-current liabilities			83,862,749	87,283,211

Total Liabilities	4	￦	104,076,598	108,883,279

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position—(Continued)

As of December 31, 2013 and 2014

	Note		2013	2014
			In millions of won
Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,603,919	1,604,910
Voluntary reserves			22,753,160	22,999,359
Unappropriated retained earnings			8,409,007	10,699,378

			32,766,086	35,303,647

Other components of equity	34
Other capital surpluses			830,982	1,151,402
Accumulated other comprehensive income (loss)			55,538	(202,269)
Treasury stock			(741,489)	—
Other equity			13,294,973	13,294,973

			13,440,004	14,244,106

Equity attributable to owners of the Company			50,259,668	53,601,331

Non-controlling interests	16, 33		1,191,068	1,223,679

Total Equity		￦	51,450,736	54,825,010

Total Liabilities and Equity		￦	155,527,334	163,708,289

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012, 2013 and 2014

	Note		2012	2013	2014
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods		￦	46,906,587	51,132,803	53,706,828
Sales of construction services	20		1,856,045	2,253,083	2,965,185
Sales of other services			357,877	326,619	451,013

			49,120,509	53,712,505	57,123,026

Cost of sales	13,25,43,47
Cost of sales of goods			(46,293,591)	(47,983,987)	(46,509,555)
Cost of sales of construction services			(1,695,218)	(2,159,023)	(2,752,610)
Cost of sales of other services			(470,453)	(452,628)	(500,787)

			(48,459,262)	(50,595,638)	(49,762,952)

Gross profit			661,247	3,116,867	7,360,074

Selling and administrative expenses	25,36,43,47		(1,780,168)	(1,923,192)	(1,924,366)
Other income	37		675,000	725,457	754,186
Other expenses	37		(74,567)	(99,811)	(88,220)
Other gains (losses), net	38		(1,781,835)	128,514	107,396

Operating profit (loss)	4		(2,300,323)	1,947,835	6,209,070
Finance income	5,11,39		1,128,357	629,542	885,290
Finance expenses	5,11,40		(3,068,321)	(2,931,622)	(3,140,038)
Equity method income (loss) of associates and joint ventures	4,17
Share in income of associates and joint ventures			205,987	170,399	319,506
Gain on disposal of investments in associates and joint ventures			—	1,725	87,521
Share in loss of associates and joint ventures			(20,127)	(140,984)	(78,493)
Loss on disposal of investments in associates and joint ventures			(162)	(45,291)	(1,271)
Impairment loss on investments in associates and joint ventures			(8,757)	(28,092)	(52,279)

			176,941	(42,243)	274,984

Profit (loss) before income tax			(4,063,346)	(396,488)	4,229,306

Income tax (expense) benefit	41		985,377	570,794	(1,430,339)

Profit (loss) for the period		￦	(3,077,969)	174,306	2,798,967

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)—(Continued)

For the years ended December 31, 2012, 2013 and 2014

	Note		2012	2013	2014
			In millions of won, except per share information
Other comprehensive income (loss)	5,11,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	￦	(41,310)	132,457	(108,430)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		(846)	7,671	(1,899)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	34		2,245	86,570	(97,251)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,34		(63,850)	29,332	(84,793)
Foreign currency translation of foreign operations, net of tax	34		(121,892)	(108,625)	(70,576)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		(96,060)	38,366	5,228

Other comprehensive income (loss), net of tax			(321,713)	185,771	(357,721)

Total comprehensive income (loss) for the period		￦	(3,399,682)	360,077	2,441,246

Profit or loss attributable to:
Owners of the Company	44	￦	(3,166,616)	60,011	2,686,873
Non-controlling interests			88,647	114,295	112,094

		￦	(3,077,969)	174,306	2,798,967

Total comprehensive income (loss) attributable to:
Owners of the Company		￦	(3,447,949)	245,384	2,335,827
Non-controlling interests			48,267	114,693	105,419

		￦	(3,399,682)	360,077	2,441,246

Earnings (loss) per share	44
Basic and diluted earnings (loss) per share		￦	(5,083)	96	4,290

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2013 and 2014

		Equity attributable to owners of the Company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2012	￦	4,053,578	35,769,094	13,447,624	53,270,296	533,654	53,803,950

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(3,166,616)	—	(3,166,616)	88,647	(3,077,969)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(37,349)	—	(37,349)	(3,961)	(41,310)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(846)	—	(846)	—	(846)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	2,255	2,255	(10)	2,245
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(44,909)	(44,909)	(18,941)	(63,850)
Foreign currency translation of foreign operations, net of tax		—	—	(104,595)	(104,595)	(17,297)	(121,892)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(95,889)	(95,889)	(171)	(96,060)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(55,254)	(55,254)
Issuance of share capital by subsidiaries		—	—	—	—	115,346	115,346
Changes in consolidation scope		—	—	66,420	66,420	31,003	97,423
Issuance of hybrid securities		—	—	—	—	498,660	498,660
Others		—	—	—	—	3,759	3,759

Balance at December 31, 2012	￦	4,053,578	32,564,283	13,270,906	49,888,767	1,175,435	51,064,202

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

For the years ended December 31, 2012, 2013 and 2014

		Equity attributable to owners of the Company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2013	￦	4,053,578	32,564,283	13,270,906	49,888,767	1,175,435	51,064,202

Total comprehensive income (loss) for the period
Profit for the period		—	60,011	—	60,011	114,295	174,306
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	134,121	—	134,121	(1,664)	132,457
Share in other comprehensive income of associates and joint ventures, net of tax		—	7,671	—	7,671	—	7,671
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	86,543	86,543	27	86,570
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	18,907	18,907	10,425	29,332
Foreign currency translation of foreign operations, net of tax		—	—	(100,572)	(100,572)	(8,053)	(108,625)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	38,703	38,703	(337)	38,366
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(41,812)	(41,812)
Issuance of share capital by subsidiaries		—	—	(173)	(173)	31,229	31,056
Equity transaction in consolidated scope—other than issuance of share capital		—	—	135,914	135,914	43,128	179,042
Changes in consolidation scope		—	—	(10,224)	(10,224)	(115,991)	(126,215)
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)
Others		—	—	—	—	841	841

Balance at December 31, 2013	￦	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

For the years ended December 31, 2012, 2013 and 2014

		Equity attributable to owners of the Company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2014	￦	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

Total comprehensive income (loss) for the period
Profit for the period		—	2,686,873	—	2,686,873	112,094	2,798,967
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(91,340)	—	(91,340)	(17,090)	(108,430)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(1,899)	—	(1,899)	—	(1,899)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(97,263)	(97,263)	12	(97,251)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(80,218)	(80,218)	(4,575)	(84,793)
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	(84,962)	14,386	(70,576)
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	4,636	4,636	592	5,228
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(56,073)	—	(56,073)	(130,969)	(187,042)
Issuance of share capital by subsidiaries		—	—	(1,235)	(1,235)	7,453	6,218
Equity transaction in consolidated scope—other than issuance of share capital		—	—	237,159	237,159	72,452	309,611
Disposal of treasury stocks		—	—	825,985	825,985	—	825,985
Changes in consolidation scope		—	—	—	—	(5,281)	(5,281)
Dividends paid (hybrid securities)		—	—	—	—	(16,463)	(16,463)

Balance at December 31, 2014	￦	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

		2012	2013	2014
		In millions of won
Cash flows from operating activities
Profit (loss) for the period	￦	(3,077,969)	174,306	2,798,967

Adjustments for:
Income tax expense (benefit)		(985,377)	(570,794)	1,430,339
Depreciation		6,903,350	7,303,996	7,797,046
Amortization		93,360	88,379	76,413
Employee benefit expense		364,913	384,323	121,406
Bad debt expense		41,440	49,110	54,999
Interest expense		2,344,328	2,381,900	2,351,624
Loss on sale of financial assets		—	4,202	2,700
Loss on disposal of property, plant and equipment		39,942	58,852	50,152
Loss on abandonment of property, plant, and equipment		253,985	295,627	309,451
Impairment loss on property, plant and equipment		27,968	24,612	38,107
Impairment loss on intangible assets		459	267	42
Loss on disposal of intangible assets		44	1	18
Accretion expense to provisions, net		843,047	663,621	1,295,150
Gain (loss) on foreign currency translation, net		(766,863)	(195,571)	351,660
Valuation and transaction loss (gain) on derivative instruments, net		597,628	233,484	(143,239)
Share in income of associates and joint ventures, net		(185,860)	(29,414)	(241,013)
Gain on sale of financial assets		(189)	(107)	(98,065)
Gain on disposal of property, plant and equipment		(32,797)	(59,345)	(85,775)
Gain on disposal of intangible assets		(15)	(4)	(4)
Loss on disposal of other non-current assets		584	—	—
Gain (loss) on disposal of investments in associates and joint ventures		162	43,566	(86,250)
Impairment loss on investments in associates and joint ventures		8,757	28,091	52,279
Interest income		(204,123)	(182,161)	(191,456)
Dividends income		(10,452)	(9,870)	(14,193)
Impairment loss on available-for-sale securities		40,156	12,592	79,618
Impairment loss on other non-current non-financial assets		1,877,371	—	—
Others, net		(21,434)	(64,089)	(20,303)

		11,230,384	10,461,268	13,130,706

Changes in:
Trade receivables		(781,099)	(330,494)	96,294
Non-trade receivables		(103,028)	20,853	9,063
Accrued income		(66,504)	563	(207,155)
Other receivables		377	(123)	(906)
Other current assets		(384,765)	98,724	75,410
Inventories		(672,979)	(1,206,676)	(1,146,221)
Other non-current assets		(1,521,249)	65,087	47,119
Trade payables		154,341	(40,416)	(257,614)
Non-trade payables		224,567	(195,191)	(102,526)
Accrued expenses		14,197	(240,901)	(107,277)
Other current liabilities		1,865,302	1,500,716	2,249,714
Other non-current liabilities		(262,590)	48,719	(317,437)
Investments in associates and joint ventures		48,429	65,888	47,120
Provisions		78,581	(386,377)	(675,569)
Payments of employee benefit obligations		(186,274)	(132,179)	(860,179)
Plan assets		(94,763)	(101,720)	(231,342)

		(1,687,457)	(833,527)	(1,381,506)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

For the years ended December 31, 2012, 2013 and 2014

		2012	2013	2014
		In millions of won
Cash generated from operating activities
Dividends received	￦	10,452	14,114	13,518
Interest paid		(2,386,125)	(2,460,247)	(2,460,457)
Interest received		153,414	160,830	167,269
Income taxes paid		(325,866)	(632,837)	(222,805)

Net cash from operating activities		3,916,833	6,883,907	12,045,692

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		8,988	44	232,228
Acquisition of associates and joint ventures		(404,761)	(321,476)	(248,223)
Proceeds from disposals of property, plant and equipment		100,573	119,464	111,260
Acquisition of property, plant and equipment		(11,446,834)	(14,259,050)	(14,547,499)
Proceeds from disposals of intangible assets		1,448	39	1,819
Acquisition of intangible assets		(67,715)	(69,007)	(68,624)
Proceeds from disposals of financial assets		650,757	610,847	1,060,117
Acquisition of financial assets		(637,620)	(545,992)	(975,104)
Increase in loans		(94,133)	(196,607)	(135,001)
Collection of loans		141,117	143,935	101,037
Increase in deposits		(120,425)	(55,594)	(335,518)
Decrease in deposits		66,670	51,882	227,354
Receipt of government grants		49,618	92,000	108,681
Usage of government grants		(3,686)	(31,027)	(36,464)
Net cash inflow (outflow) from business acquisitions		10,022	(41,809)	44,319
Other cash inflow (outflow) from investing activities, net		26,785	(921)	(715)

Net cash used in investing activities		(11,719,196)	(14,503,272)	(14,460,333)

Cash flows from financing activities
Proceeds (Repayment) from short-term borrowings, net		(476,192)	(107,748)	59,421
Proceeds from long-term borrowings and debt securities		14,202,095	15,233,428	9,566,625
Repayment of long-term borrowings and debt securities		(5,895,384)	(7,315,752)	(8,119,325)
Payment of finance lease liabilities		(122,320)	(125,921)	(115,532)
Settlement of derivative instruments, net		(247)	38,844	(444,243)
Disposal of treasury stocks		—	—	852,962
Proceeds on disposal of partial interest in a subsidiary that does not involve loss of control		109,589	236,244	376,477
Change in non-controlling interest		116,020	47,019	12,595
Cash inflow from hybrid bond		498,660	—	—
Dividends paid (hybrid bond)		—	(16,455)	(16,463)
Dividends paid		(55,254)	(41,812)	(186,985)
Other cash outflow from financing activities, net		(1,480)	(14,715)	(356)

Net cash from financing activities		8,375,487	7,933,132	1,985,176

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		573,124	313,767	(429,465)
Effect of exchange rate fluctuations on cash held		(6,096)	(36,403)	(6,548)

Net increase (decrease) in cash and cash equivalents		567,028	277,364	(436,013)
Cash and cash equivalents at January 1		1,387,921	1,954,949	2,232,313

Cash and cash equivalents at December 31	￦	1,954,949	2,232,313	1,796,300

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2014, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	135,917,118	21.17%
Korea Development Bank	192,170,340	29.94%
Foreign investors	184,891,161	28.80%
Other	128,985,458	20.09%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy), KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries. KEPCO moved the headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development.

2.	Basis of Preparation

The consolidated financial statements were authorized for issuance by the Board of Directors on February 27, 2015, which were submitted for approval at the shareholders’ meeting held on March 31, 2015.

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

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional and presentation currency.

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

(i)	Unbilled revenue

Energy delivered but not metered nor billed are calculated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2013 and 2014 is ￦1,678,327 million and ￦1,793,589 million, respectively.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 17—Investments in Associates and Joint Ventures

•	Note 18—Property, plant and equipment

•	Note 45—Risk Management

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 41—Income taxes

•	Note 25—Employment benefits

(5)	Changes in accounting policies

(i)	IAS 32, ‘Financial Instruments: Presentation’

The Company has adopted amendments to IAS 32, ‘Financial Instruments: Presentation’, since January 1, 2014. The amendments require that a financial assets and a financial liability are offset and the net amount is presented in the statement of financial position when an entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The entity intends to settle on a net basis, if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

Upon adoption of the amendment, there is no impact on the Company’s consolidated financial statements.

(ii)	IFRIC 21, ‘Levies’

The Company has adopted IFRIC 21, ‘Levies’ since January 1, 2014. The interpretation confirms that an entity recognizes a liability for a levy when the triggering event specified in the legislation occurs.

An entity does not recognize a liability at an earlier date, even if it has no realistic opportunity to avoid the triggering event. If a levy is only payable once a specified amount has been reached, then no liability is recognized until this ‘minimum threshold’ is reached.

The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other IFRICs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense.

Upon adoption of the amendment, there is no impact on the Company’s consolidated financial statements.

(6)	New standards and amendments not yet adopted

The following new standards, interpretations and amendments to existing standards are effective for annual periods beginning after January 1, 2014; however the Company has not applied them yet. The management is in the process of evaluating the potential impact on the consolidated financial statements upon the adoption of the new standards, interpretation and the amendments.

(i)	IFRS 9, ‘Financial Instruments’

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39, ‘Financial Instruments: recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted

(ii)	IFRS 15, ‘Revenue from Contracts with Customers’

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and IFRIC 13 ‘Customer Loyalty Programs’. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted

(iii)	IAS 19, ‘Employee Benefits’—Employee contributions

Amendments to IAS 19 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits. This amendments are effective for annual periods beginning on or after July 1, 2014.

(7)	Reclassification of items

From January 1, 2013, the Company has reclassified certain current trade and other payables to current provisions in the accompanying consolidated financial statements. The provisions represent management’s estimated incentive compensation to be paid based on individual performance evaluations or management assessments. The impacts of reclassification of accounts are as below:

	2012
	Before	After	Difference
	In millions of won
Consolidated statement of financial position
Trade and other payables	6,418,464	5,601,852	(816,612)
Current provisions	158,303	974,915	816,612
Consolidated statement of cash flow
Changes in:
Accretion expense to provisions, net	788,371	843,047	54,676
Provisions	(74,638)	78,581	153,219
Non-trade payables	573,517	224,567	(348,949)
Accrued expenses	(126,857)	14,197	141,054

The above reclassification does not have an impact on the net assets, net profits and losses or loss per share as of and for the year ended December 31, 2012.

3.	Significant Accounting Policies

Except as described in note 2.(5), the Company applied the following significant accounting policies consistently for all periods presented.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, ‘ Income Taxes’ and IAS 19, ‘ Employee Benefits’ respectively;

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

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

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

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

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

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and (see note 3 (23))

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

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

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

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Mining right	—	Unit of production
Others	4~20, 50	Straight

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

(i)	Provision for employment benefits

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

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

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

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Renewable portfolio standard (“RPS”) provisions

Renewable portfolio standard (“RPS”) program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

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

•

The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•

It forms a part of a contract containing one or more embedded derivatives, and with IAS No. 39, Financial Instruments; Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

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

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with IAS 18, ‘Revenue’.

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

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Power generation maintenance is an operating segment that met the quantitative thresholds to be a reportable segment as of December 31, 2013. Accordingly, 2012’s reportable segment information has been revised to show the Power generation maintenance information.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

(2)	Financial information of the segments for the years ended December 31, 2012, 2013 and 2014 respectively are as follows:

		2012
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income(loss) of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	49,033,869	1,121,920	47,911,949	2,562,128	58,509	1,603,628	169,755	207,332	253,985	50,656		(5,309,607)
Electric power generation (Nuclear)		6,717,341	6,698,326	19,015	2,488,367	20,712	394,288	—	41,823	—	733,533		464,506
Electric power generation (Non-nuclear)		28,973,768	28,649,846	323,922	1,887,419	57,209	339,057	4,510	63,334	—	19,270		2,210,669
Plant maintenance & engineering service		2,369,591	1,798,698	570,893	71,695	30,331	143	2,676	61,583	—	33,492		342,848
Others		304,971	10,241	294,730	6,589	83,208	51,460	—	1,950	—	—		117,629
Consolidation adjustments		(38,279,031)	(38,279,031)	—	(19,488)	(45,846)	(44,248)	—	(11,109)	—	6,096		(126,368)

	￦	49,120,509	—	49,120,509	6,996,710	204,123	2,344,328	176,941	364,913	253,985	843,047		(2,300,323)

Finance income													1,128,357

Finance expense													(3,068,321)

Equity method income of associates joint ventures													176,941

Loss before income tax												￦	(4,063,346)

		2013
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income(loss) of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	53,367,116	1,069,699	52,297,417	2,660,444	27,187	1,525,166	(2,521)	206,279	273,785	253,153		549,929
Electric power generation (Nuclear)		6,378,280	6,369,715	8,565	2,724,629	20,994	557,621	(926)	51,394	—	250,814		325,274
Electric power generation (Non-nuclear)		28,067,093	27,687,112	379,981	1,952,680	50,193	262,076	(40,976)	73,710	21,842	154,285		735,546
Plant maintenance & engineering service		2,483,670	1,774,577	709,093	72,489	23,473	183	2,180	76,395	—	5,016		248,661
Others		365,968	48,519	317,449	14,086	75,653	50,266	—	1,498	—	32		110,841
Consolidation adjustments		(36,949,622)	(36,949,622)	—	(31,953)	(15,339)	(13,412)	—	(24,953)	—	321		(22,416)

	￦	53,712,505	—	53,712,505	7,392,375	182,161	2,381,900	(42,243)	384,323	295,627	663,621		1,947,835

Finance income													629,542

Finance expense													(2,931,622)

Equity method income of associates joint ventures													(42,243)

Loss before income tax												￦	(396,488)

		2014
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income(loss) of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	56,982,583	1,445,914	55,536,669	2,717,040	28,798	1,394,131	231,502	8,408	309,442	290,444		2,050,726
Electric power generation (Nuclear)		9,379,564	9,364,451	15,113	2,905,115	21,995	582,353	1,227	42,667	—	719,794		2,544,378
Electric power generation (Non-nuclear)		25,067,653	24,680,221	387,432	2,189,202	30,528	308,731	40,260	38,417	—	147,892		1,385,687
Plant maintenance & engineering service		2,620,713	1,887,954	732,759	70,374	16,033	223	1,995	39,983	—	139,965		335,076
Others		537,578	86,525	451,053	26,983	109,427	79,175	—	1,026	9	33		95,803
Consolidation adjustments		(37,465,065)	(37,465,065)	—	(35,255)	(15,325)	(12,989)	—	(9,095)	—	(2,978)		(202,600)

	￦	57,123,026	—	57,123,026	7,873,459	191,456	2,351,624	274,984	121,406	309,451	1,295,150		6,209,070

Finance income													885,290

Finance expense													(3,140,038)

Equity method income of associates joint ventures													274,984

Loss before income tax												￦	4,229,306

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2013 and 2014 are as follows:

		2013
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	98,249,927	3,895,266	4,458,291	56,590,381
Electric power generation (Nuclear)		46,717,706	908	2,412,782	26,482,646
Electric power generation (Non-nuclear)		36,455,090	1,275,330	6,882,630	19,832,122
Plant maintenance & engineering service		2,463,204	59,251	222,547	932,485
Others		5,617,304	—	429,626	2,008,541

Segment totals		189,503,231	5,230,755	14,405,876	105,846,175

Consolidation adjustments:
Elimination of inter-segment amounts		(34,834,362)	—	(75,237)	(4,199,216)
Equity method adjustment		858,465	—	—	—
Deferred taxes		—	—	—	2,429,639

		(33,975,897)	—	(75,237)	(1,769,577)

Consolidated totals	￦	155,527,334	5,230,755	14,330,639	104,076,598

		2014
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	99,719,106	4,173,139	4,979,968	56,338,038
Electric power generation (Nuclear)		49,237,136	1,929	2,211,783	27,588,281
Electric power generation (Non-nuclear)		41,413,556	1,274,761	7,071,376	24,185,126
Plant maintenance & engineering service		2,659,506	58,895	377,055	990,496
Others		5,681,070	—	120,667	2,098,115

Segment totals		198,710,374	5,508,724	14,760,849	111,200,056

Consolidation adjustments:
Elimination of inter-segment amounts		(35,819,662)	—	(144,726)	(5,229,275)
Equity method adjustment		842,865	—	—	—
Deferred taxes		—	—	—	2,907,841
Others		(25,288)	—	—	4,657

		(35,002,085)	—	(144,726)	(2,316,777)

Consolidated totals	￦	163,708,289	5,508,724	14,616,123	108,883,279

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

		Revenue from external customers			Non-current assets(*2)
Geographical unit		2012	2013	2014	2012	2013	2014
		In millions of won
Domestic	￦	46,981,903	51,314,639	53,893,877	124,433,063	131,876,535	136,053,940
Overseas(*1)		2,138,606	2,397,866	3,229,149	4,448,485	4,474,900	6,542,282

	￦	49,120,509	53,712,505	57,123,026	128,881,548	136,351,435	142,596,222

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.

(*2)	Amount excludes financial assets and deferred tax assets

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2012, 2013 and 2014.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2013 and 2014 are as follows:

		2013
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	2,232,313	—	—	—	2,232,313
Current financial assets
Held-to-maturity investments		—	—	—	168	—	168
Derivative assets		1,437	—	—	—	—	1,437
Other financial assets		—	434,608	—	—	—	434,608
Trade and other receivables		—	7,526,311	—	—	—	7,526,311

		1,437	10,193,232	—	168	—	10,194,837

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,256,765	—	—	1,256,765
Held-to-maturity investments		—	—	—	2,117	—	2,117
Derivative assets		2,681	—	—	—	82,376	85,057
Other financial assets		—	559,013	—	—	—	559,013
Trade and other receivables		—	1,644,333	—	—	—	1,644,333

		2,681	2,203,346	1,256,765	2,117	82,376	3,547,285

	￦	4,118	12,396,578	1,256,765	2,285	82,376	13,742,122

		2014
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	1,796,300	—	—	—	1,796,300
Current financial assets
Held-to-maturity investments		—	—	—	265	—	265
Derivative assets		6,812	—	—	—	1,409	8,221
Other financial assets		—	167,942	—	—	—	167,942
Trade and other receivables		—	7,697,862	—	—	—	7,697,862

		6,812	9,662,104	—	265	1,409	9,670,590

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	715,151	—	—	715,151
Held-to-maturity investments		—	—	—	3,349	—	3,349
Derivative assets		59,037	—	—	—	102,867	161,904
Other financial assets		—	1,160,517	—	—	—	1,160,517
Trade and other receivables		—	1,724,357	—	—	—	1,724,357

		59,037	2,884,874	715,151	3,349	102,867	3,765,278

	￦	65,849	12,546,978	715,151	3,614	104,276	13,435,868

(2)	Classification of financial liabilities as of December 31, 2013 and 2014 are as follows:

		2013
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,470,862	—	1,470,862
Debt securities		—	6,616,636	—	6,616,636
Derivative liabilities		304,699	—	33,034	337,733
Trade and other payables		—	5,892,763	—	5,892,763

		304,699	13,980,261	33,034	14,317,994

Non-current liabilities
Borrowings		—	4,538,390	—	4,538,390
Debt securities		—	48,262,262	—	48,262,262
Derivative liabilities		186,336	—	176,406	362,742
Trade and other payables		—	3,971,519	—	3,971,519

		186,336	56,772,171	176,406	57,134,913

	￦	491,035	70,752,432	209,440	71,452,907

		2014
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,113,354	—	1,113,354
Debt securities		—	5,991,398	—	5,991,398
Derivative liabilities		56,296	—	1,324	57,620
Trade and other payables		—	6,128,604	—	6,128,604

		56,296	13,233,356	1,324	13,290,976

Non-current liabilities
Borrowings		—	3,475,206	—	3,475,206
Debt securities		—	52,244,369	—	52,244,369
Derivative liabilities		108,635	—	171,551	280,186
Trade and other payables		—	3,806,735	—	3,806,735

		108,635	59,526,310	171,551	59,806,496

	￦	164,931	72,759,666	172,875	73,097,472

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2012, 2013 and 2014 are as follows:

			2012	2013	2014
			In millions of won
Cash and cash equivalents	Interest income	￦	63,456	60,301	56,384
Available-for-sale financial assets	Dividends income		10,452	9,870	14,193
	Impairment loss on available-for-sale financial assets		(40,156)	(12,592)	(79,618)
	Gain (loss) on disposal of financial assets		—	(4,202)	95,365
	Interest income		—	1,150	382
Held-to-maturity investments	Interest income		69	64	89
Loans and receivables	Interest income		47,028	42,418	29,507
Trade and other receivables	Interest income		70,304	60,237	99,680
Other financial assets	Interest income		—	1,082	—
Short-term financial instruments	Interest income		23,250	16,896	5,199
Long-term financial instruments	Interest income		16	13	215
Financial assets at fair value through profit or loss	Gain (loss) on valuation of derivatives		(42,364)	335	59,164
	Gain (loss) on transaction of derivatives		7,500	26,889	(24,746)
	Gain on disposal of financial assets		189	196	—
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives		(127,277)	(13,945)	88,809
	Loss on valuation of derivatives (equity, before tax) (*)		(85)	(27,281)	(60,284)
	Gain on transaction of derivatives		3,064	29,662	818
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,827,239)	(1,715,373)	(1,664,682)
	Loss on retirement of financial liabilities		—	—	(199)
	Interest expense of trade and other payables		(118,372)	(102,388)	(98,407)
	Interest expense of others		(398,717)	(564,139)	(588,535)
	Gain (loss) on foreign currency transactions and translations		832,360	133,638	(271,953)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(275,490)	(167,485)	10,494
	Loss on transaction of derivatives		(23,031)	(46,639)	(38,909)
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives		(129,417)	(65,755)	51,788
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		(61,920)	50,197	(76,013)
	Gain (loss) on transaction of derivatives		(10,613)	3,454	(4,180)

(*)	Items are included in other comprehensive income. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the accompanying consolidated statements of comprehensive income (loss).

6.	Restricted Deposits

Restricted deposits as of December 31, 2013 and 2014 are as follows:

			2013	2014
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	61,873	100
	Deposits for government project		17,807	10,156
	Collateral provided for borrowings		—	12,926
	Collateral provided for lawsuit		—	367
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		—	5,000
Long-term financial instruments	Guarantee deposits for checking account		5	3
	Guarantee deposits for banking accounts at oversea branches		300	312
	Pledge		—	740
	Decommissioning costs of nuclear power plants		—	603,306
	Collateral provided for lawsuit		330	—

		￦	80,315	632,910

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Cash	￦	56	77
Cash equivalents		1,141,202	1,154,250
Short-term deposits classified as cash equivalents		1,073,789	340,119
Short-term investments classified as cash equivalents		17,266	301,854

	￦	2,232,313	1,796,300

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2013 and 2014 are as follows:

		2013
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,076,303	(65,024)	(136)	7,011,143
Other receivables		559,958	(42,729)	(2,061)	515,168

		7,636,261	(107,753)	(2,197)	7,526,311

Non-current assets
Trade receivables		421,949	—	(8)	421,941
Other receivables		1,255,724	(27,158)	(6,174)	1,222,392

		1,677,673	(27,158)	(6,182)	1,644,333

	￦	9,313,934	(134,911)	(8,379)	9,170,644

		2014
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,243,064	(80,644)	(94)	7,162,326
Other receivables		583,991	(46,245)	(2,210)	535,536

		7,827,055	(126,889)	(2,304)	7,697,862

Non-current assets
Trade receivables		412,222	—	(14)	412,208
Other receivables		1,341,398	(21,687)	(7,562)	1,312,149

		1,753,620	(21,687)	(7,576)	1,724,357

	￦	9,580,675	(148,576)	(9,880)	9,422,219

(2)	Other receivables as of December 31, 2013 and 2014 are as follows:

		2013
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	233,714	(42,729)	—	190,985
Accrued income		47,310	—	—	47,310
Deposits		162,730	—	(2,061)	160,669
Finance lease receivables		4,569	—	—	4,569
Others		111,635	—	—	111,635

		559,958	(42,729)	(2,061)	515,168

Non-current assets
Non-trade receivables		102,254	(8,608)	—	93,646
Accrued income		7,052	—	—	7,052
Deposits		230,083	—	(6,174)	223,909
Finance lease receivables		845,712	—	—	845,712
Others		70,623	(18,550)	—	52,073

		1,255,724	(27,158)	(6,174)	1,222,392

	￦	1,815,682	(69,887)	(8,235)	1,737,560

		2014
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	257,260	(46,245)	—	211,015
Accrued income		54,242	—	—	54,242
Deposits		196,537	—	(2,210)	194,327
Finance lease receivables		8,275	—	—	8,275
Others		67,677	—	—	67,677

		583,991	(46,245)	(2,210)	535,536

Non-current assets
Non-trade receivables		117,604	(18,630)	—	98,974
Accrued income		303	—	—	303
Deposits		267,397	—	(7,562)	259,835
Finance lease receivables		877,479	—	—	877,479
Others		78,615	(3,057)	—	75,558

		1,341,398	(21,687)	(7,562)	1,312,149

	￦	1,925,389	(67,932)	(9,772)	1,847,685

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 2.0% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

(3)	Aging analysis of trade receivables as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Trade receivables: (not overdue, not impaired)	￦	7,350,705	7,516,233

Trade receivables: (overdue, not impaired)		292	1,061

Less than 60 days		292	1,061

Trade receivables: (impairment reviewed)		147,255	137,992

60 ~ 90 days		36,707	31,438
90 ~ 120 days		18,214	12,045
120 days ~ 1 year		38,066	42,736
Over 1 year		54,268	51,773

		7,498,252	7,655,286

Less allowance for doubtful accounts		(65,024)	(80,644)
Less present value discount		(144)	(108)

	￦	7,433,084	7,574,534

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

(4)	Aging analysis of other receivables as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Other receivables: (not overdue, not impaired)	￦	1,667,837	1,729,807

Other receivables: (overdue, not impaired)		24,878	58,778

Less than 60 days		24,878	58,778

Other receivables: (impairment reviewed)		122,967	136,803

60 ~ 90 days		17,507	1,132
90 ~ 120 days		1,880	2,242
120 days ~ 1 year		23,996	18,857
Over 1 year		79,584	114,572

		1,815,682	1,925,389

Less allowance for doubtful accounts		(69,887)	(67,932)
Less present value discount		(8,235)	(9,772)

	￦	1,737,560	1,847,685

(5)	Changes in the allowance for doubtful accounts for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012		2013		2014
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	24,586	203,198	47,312	225,078	65,024	69,887
Bad debt expense		37,447	3,994	40,446	8,665	39,018	15,981
Write-off		(14,721)	(3,331)	(22,734)	(4,227)	(23,398)	(7,534)
Reversal		—	(152)	—	—	—	(241)
Others(*)		—	21,369	—	(159,629)	—	(10,161)

Ending balance	￦	47,312	225,078	65,024	69,887	80,644	67,932

(*)	The amounts in 2012 represented allowance against loans to equity method investments which were reversed when the loans were converted to investment in associates during 2013.

9.	Available-for-sale Financial Assets

Available-for-sale	financial assets as of December 31, 2013 and 2014 are as follows:

	Ownership		2013	2014
	In millions of won
Equity securities
Listed
LG Uplus Corporation(*4)	0.00%	￦	412,901	—
Kwanglim Co., Ltd.(*1,3)	0.44%		150	128
Cockatoo Coal Limited (*1,3)	1.10%		1,875	628
Denison Mines Corp.	11.52%		74,498	62,339
Energy Fuels Inc.(*5)	8.70%		10,307	11,569
Fission 3.0	0.51%		—	61
Fission Uranium Corp.(formerly named Fission)	0.22%		848	651
PT Adaro Energy Tbk(*1)	1.50%		45,204	44,109
Sungjee Construction Co., Ltd.(*1,3)	0.01%		7	5
Ssangyong Motor Co., Ltd.(*3)	0.03%		291	357
Korea District Heating Corp.(*1)	19.55%		194,710	127,240
Namkwang Engineering & Construction Co., Ltd(*1)	0.01%		5	2
Pumyang Construction Co., Ltd.	0.00%		3	—
ELCOMTEC Co., Ltd.(*1)	0.05%		—	48
PAN Ocean Co., Ltd.(*1)	0.00%		—	5
Borneo International Furniture Co., Ltd.	0.01%		—	4
TONGYANG Inc.	0.02%		—	66
TONGYANG Networks Inc.	0.01%		—	3

			740,799	247,215

Unlisted
LIG E&C Co., Ltd.	0.00%		5	5
Dae Kwang Semiconductor Co., Ltd.	0.07%		6	6
Dongnam Co., Ltd.	0.46%		72	72
Mobo Co., Ltd.	0.00%		14	14
SAMBO AUTO. Co., Ltd.	0.02%		38	38
Woobang ENC Co., Ltd.	0.00%		22	22
Ginseng K Co., Ltd.	0.00%		8	—
Areva Nc Expansion	13.49%		248,292	227,876
IBK-AUCTUS Green Growth Private Equity Firm(*1)	6.30%		6,054	2,325
K&C-Gyeongnam Youth Job Creation Investment Fund	10.00%		1,340	1,340
Navanakorn Electric Co., Ltd.(*6)	29.00%		16,163	16,836
PT. Kedap Saayq(*1)	10.00%		18,540	12,989
Set Holding(*7)	2.50%		170,514	167,832
Construction Guarantee(*8)	0.02%		790	795
Global Dynasty Overseas Resource Development Private Equity Firm	7.46%		1,517	2,233
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%		36	36
Fire Guarantee	0.02%		20	20
Korea Software Financial Cooperative	0.15%		301	301
Engineering Financial Cooperative	0.10%		60	60
Women’s Venture Fund(*4)	0.00%		780	—
Electric Contractors Financial Cooperative	0.03%		152	152
Korea Specialty Contractor Financial Cooperative	0.01%		417	417
Information & Communication Financial Cooperative	0.01%		10	10

	Ownership		2013	2014
	In millions of won
Troika Overseas Resource Development Private Equity Firm	3.66%	￦	10,664	13,340
Korea Electric Engineers Association	0.26%		61	40
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust(*4)	14.18%		6,803	4,752
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust1	5.00%		—	498
Hanwha Electric Power Venture Fund	16.40%		1,804	1,804
Byucksan Engineering & Construction Co., Ltd.(*1)	0.00%		1	—
Dongyang Engineering & Construction Corp.(*1)	0.00%		5	—
Hwan Young Steel Co., Ltd.	0.14%		97	97
Intellectual Discovery, Ltd.	8.81%		5,000	5,000
Poonglim Industrial Co., Ltd.	0.01%		78	78
HANKOOK Silicon Co., Ltd.	10.44%		7,513	7,513
Pumyang Asset Management Co., Ltd.	0.00%		—	3
Sanbon Department Store	0.01%		124	124
Woori Ascon Co., Ltd.	0.34%		10	10
Miju Steel Mfg Co., Ltd.	0.23%		51	51
BnB Sungwon Co., Ltd.	0.01%		—	15
Hana Civil Engineering Co., Ltd.	0.00%		—	1
KC Development Co., Ltd.	0.02%		—	6
IMHWA Corp.	0.11%		—	5
IXELON Co., Ltd.	0.02%		—	23
DALIM Special Vehicle Co., Ltd.	0.08%		—	10
ASA KIMJE Co., Ltd.	1.11%		—	465
ASA JEONJU Co., Ltd.	1.34%		—	697
KYUNGWON Co., Ltd.	0.17%		—	14
Moonkyoung Silica Co., Ltd.	0.56%		—	—
Yousung Remicon Co., Ltd.	0.26%		—	4
Sungkwang Timber Co., Ltd.	0.34%		—	4
Yongbo Co., Ltd.	0.20%		—	3
Korea Bio Fuel Co., Ltd.(*4)	0.00%		1,500	—
Green & Sustainable Energy Investment Corp.(*2)	0.00%		13	—
Kanan Hydroelectric Power Corp.(*2)	19.58%		17	—
Siam Solar Power Co., Ltd.(*4)	0.00%		933	—
3i Powergen Inc.(*2)	15.00%		1,486	—

			501,311	467,936

Debt securities
Ambre Energy Limited(*4)			14,655	—

		￦	1,256,765	715,151

(*1)	It has been determined that available-for-sale financial assets were impaired because the fair values of the securities of PT Adaro Energy Tbk, Korea District Heating Corp., IBK-AUCTUS green growth private equity firm, and others declined significantly below their respective acquisition cost during 2014. As such, the Company recognized ￦10,602 million of impairment loss on available-for-sale financial assets and cumulative losses of ￦67,503 million previously recognized in other comprehensive loss were reclassified to impairment loss on available-for-sale financial asset for the year ended December 31, 2014.

(*2)	Green & Sustainable Energy Investment Corp., Kanan Hydroelectric Power Corp., 3i Powergen Inc. ceased its operations and the Company recognized impairment loss on available-for-sale financial assets of ￦1,513 million for the year ended December 31, 2014.

(*3)	The fair values of the securities of Cockatoo Coal Limited and Kwanglim Co., Ltd. have declined below their respective acquisition costs for more than a year. As such, the Company recognized ￦12,117 million of impairment loss on available-for-sale financial assets and cumulative losses of ￦415 million previously recognized in other comprehensive loss were reclassified to impairment loss on available-for-sale financial assets for the year ended December 31, 2013.

(*4)	The Company recognized gain on disposal of available-for-sale financial assets of ￦95,365 million for the sales of shares of LG Uplus Corp., and Korea investment—Korea EXIM Bank CERs Private Special Asset Investment Trust, Korea Bio Fuel Co., Ltd., Ambre Energy Limited, Siam Solar Power Co., Ltd. and from the liquidation of Korea Women’s Venture Fund for the year ended December 31, 2014.

(*5)	Shares of Energy Fuels Inc. were acquired when Strathmore Minerals Corp. was merged into Energy Fuels Inc. during 2013. As a result of the exchange of the shares, a loss on disposal of available-for-sale financial assets amounting to ￦4,202 million was recognized for the year ended December 31, 2013.

(*6)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*7)	The Company has estimated the fair value of SET Holding by using the discounted cash flow method and, has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income during the year ended December 31, 2014.

(*8)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2014.

Book values of unlisted equity securities held by the Company that were measured at cost as of December 31, 2013 and 2014 are ￦330,001 million and ￦299,308 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Government and municipal bonds and others	￦	168	2,117	265	3,349

11.	Derivatives

(1)	Derivatives as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency option	￦	963	—	—	—
Currency forward		474	206	182	7,233
Currency swap		—	83,003	8,039	151,934
Interest rate swap		—	1,848	—	2,737

	￦	1,437	85,057	8,221	161,904

Derivative liabilities
Currency option	￦	42,144	—	—	—
Currency forward		2,166	—	466	—
Currency swap		291,476	289,819	53,697	196,273
Interest rate swap		1,947	72,923	3,457	83,913

	￦	337,733	362,742	57,620	280,186

(2)	Currency forward contracts which are not designated as hedge instruments, as of December 31, 2014 are as follows:

Counterparty	Contract Date	Maturity date	Contract amount				Contract exchange rate
			Pay		Receive
	In millions of won and thousands of foreign currencies
Korea Exchange Bank	2014.04.10	2021.07.12	￦	55,120	USD	52,000	1,060.00
Korea Exchange Bank	2014.04.28	2021.07.12		50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000	1,054.00
Korea Exchange Bank	2014.05.09	2021.07.12		104,600	USD	100,000	1,046.00
Citibank	2014.12.29	2015.01.05		34,914	USD	31,778	1,098.70
Deutsche Bank	2014.12.02	2015.01.07		5,544	USD	5,000	1,108.78
Barclays Bank PLC	2014.12.11	2015.01.16		5,498	USD	5,000	1,099.60
HSBC	2014.12.02	2015.01.07		5,539	USD	5,000	1,107.78
Credit Suisse	2014.12.10	2015.01.14		5,537	USD	5,000	1,107.43
Credit Suisse	2014.12.17	2015.01.21		5,450	USD	5,000	1,090.03
Credit Suisse	2014.12.24	2015.01.26		5,532	USD	5,000	1,106.44
Standard Chartered	2014.12.15	2015.01.19		5,524	USD	5,000	1,104.83
Standard Chartered	2014.12.26	2015.01.28		5,513	USD	5,000	1,102.60
Nova Scotia	2014.12.16	2015.01.09		5,486	USD	5,000	1,097.15
Nova Scotia	2014.12.23	2015.01.23		5,517	USD	5,000	1,103.35
RBS	2014.12.09	2015.01.12		5,575	USD	5,000	1,115.05
RBS	2014.12.16	2015.01.20		5,489	USD	5,000	1,097.70
RBS	2014.12.30	2015.01.30		5,504	USD	5,000	1,100.80
Citibank	2014.12.16	2015.01.02		2,190	USD	2,000	1,094.90
Citibank	2014.12.16	2015.01.02		3,287	USD	3,000	1,095.65
Deutsche Bank	2014.12.16	2015.01.02		5,446	USD	5,000	1,089.10
Deutsche Bank	2014.12.22	2015.01.06		9,878	USD	9,000	1,097.56
Standard Chartered	2014.12.26	2015.01.15		5,495	USD	5,000	1,099.05
Standard Chartered	2014.12.26	2015.01.15		4,402	USD	4,000	1,100.55
Mizuho Bank	2014.12.30	2015.01.02		13,624	USD	12,397	1,099.00
Mizuho Bank	2014.12.30	2015.01.02		341	USD	310	1,098.70
Nova Scotia	2014.12.10	2015.01.12		5,527	USD	5,000	1,105.30
Nova Scotia	2014.12.10	2015.01.12		5,511	USD	5,000	1,102.10
Nova Scotia	2014.12.24	2015.01.29		11,049	USD	10,000	1,104.85
Standard Chartered	2011.08.08	2015.01.26 ~ 2015.12.28		USD 10,790		11,842	1,093.10 ~ 1,100.30

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2014 are as follows:

Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
UBS	2011~2015	￦	220,356	USD 200,000	3.90%	3.00%	1,101.78
RBS	2011~2015		110,110	USD 100,000	3.90%	3.00%	1,101.10
Barclays Bank PLC	2011~2015		108,390	USD 100,000	3.78%	3.00%	1,083.90
Credit Suisse	2011~2015		108,390	USD 100,000	3.22%	3.00%	1,083.90
Morgan Stanley	2011~2015		63,006	USD 60,000	4.06%	3.00%	1,050.10
Goldman Sachs	2012~2015		156,643	USD 140,000	3.92%	3.00%	1,118.88
Deutsche Bank	2013~2018		110,412	JPY 10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD 100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY 10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF 100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF 100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD 100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD 50,000	2.24%	3M USD Libor + 0.55%	1,024.30
Mizuho Bank	2014~2017		153,645	USD 150,000	2.35%	3M USD Libor + 0.65%	1,024.30
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%	1,050.17
Morgan Stanley	2010~2015		118,800	USD 100,000	4.61%	3M Libor + 1.64%	1,188.00
M-UFJ	2010~2015		116,100	USD 100,000	4.00%	3M Libor + 1.00%	1,161.00
Citibank	2010~2015		116,080	USD 100,000	3.97%	3.13%	1,160.80
Deutsche Bank	2010~2015		116,080	USD 100,000	3.98%	3.13%	1,160.80
RBS	2010~2015		116,080	USD 100,000	3.97%	3.13%	1,160.80
HSBC	2010~2015		116,080	USD 100,000	3.23%	3.13%	1,160.80
UBS	2010~2015		116,080	USD 100,000	3.23%	3.13%	1,160.80
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD 100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD 100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD 100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD 100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
RBS	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2014 are as follows:

Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Citibank	2006~2016	￦	113,200	USD 100,000	1.05%	6.00%	1,132.00
Barclays Bank PLC	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD 100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD 100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor+1.25%	1,074.90
UBS AG	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
Credit Suisse	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
JP Morgan	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Deutsche Bank AG	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Barclays Bank PLC	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
RBS	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
RBS	2013~2019		118,343	CHF 100,000	3.47%	1.63%	1,183,43
Barclays Bank PLC	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183,43
Nomura	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183,43
Barclays Bank PLC	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
RBS	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
RBS	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
RBS	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
BTMU	2010~2015		55,900	USD 50,000	4.03%	3M Libor+1.20%	1,118.00
RBS	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Hana Bank	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD 100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Hana Bank	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD 100,000	3.48%	2.63%	1,060,30
Barclays Bank PLC	2013~2018		53,015	USD 50,000	3.48%	2.63%	1,060.30
Hana Bank	2013~2018		31,809	USD 30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD 20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
RBS	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80

(5) Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2014 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)
	In millions of won
Nonghyup Bank	2010~2015	￦	100,000	4.90%	3M CD + 1.05%
Nonghyup Bank	2010~2015		100,000	4.83%	3M CD + 0.90%
Nonghyup Bank	2010~2015		50,000	4.77%	3M CD + 0.90%
Korea Development Bank	2012~2016		200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012~2016		100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016		50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016		200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
Korea Exchange Bank	2012~2015		100,000	3.58%	3M CD + 0.15%
Korea Exchange Bank	2012~2015		200,000	3.65%	3M CD + 0.10%
Korea Exchange Bank	2012~2015		100,000	2.86%	3M CD + 0.05%
Korea Exchange Bank	2013~2016		100,000	2.82%	3M CD + 0.04%
Korea Exchange Bank	2013~2016		200,000	2.57%	3M CD + 0.04%
Korea Exchange Bank	2013~2016		100,000	2.75%	3M CD + 0.03%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD –0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the bank would notify the Company of the early termination every year on the early termination nonfiction date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments, as of December 31, 2014 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay (%)	Receive (%)
	In thousands of U.S. dollars
BNP Paribas	2009~2027	USD 104,845	4.16%	6M USD Libor
KFW	2009~2027	USD 104,845	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2014~2033	USD 105,727	3.98% ~ 4.10%	6M USD Libor
SMBC	2014~2033	USD 138,258	4.05% ~ 4.18%	6M USD Libor

(7)	Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2013 and 2014 are as follows and included in finance income and costs in the accompanying consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)		Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
		2013	2014	2013	2014	2013	2014
		In millions of won
Currency option	￦	(41,181)	—	13,765	16,535	—	—
Currency forward		(1,420)	58,068	(3,952)	321	4,004	(30,072)
Currency swap		(217,361)	168,987	48,685	(79,484)	(19,086)	(90,990)
Interest rate swap		13,112	(16,800)	(5,806)	(3,680)	37,998	(15,235)
Other derivatives		—	—	(39,326)	(709)	—	—

	￦	(246,850)	210,255	13,366	(67,017)	22,916	(136,297)

(*)	As of December 31, 2014, the accumulated net loss on valuation of derivatives using cash flow hedge accounting of ￦84,793 million, net of tax, is included in accumulated other comprehensive income (loss).

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Loans and receivables	￦	51,503	616,389	68,910	611,610
Present value discount		(1,094)	(58,559)	(1,067)	(55,456)
Long-term/short-term financial instruments		384,199	1,183	100,099	604,363

	￦	434,608	559,013	167,942	1,160,517

(2)	Loans and receivables as of December 31, 2013 and 2014 are as follows:

		2013
		Face value	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	25,296	(1,094)	24,202
Loans for housing		12,505	—	12,505
Loans for related parties		890	—	890
Fisheries loan		6,000	—	6,000
Other loans		6,812	—	6,812

		51,503	(1,094)	50,409

Long-term loans and receivables
Loans for tuition		352,554	(56,956)	295,598
Loans for housing		108,564	—	108,564
Loans for related parties		141,191	—	141,191
Fisheries loan		13,760	(1,603)	12,157
Other loans		320	—	320

		616,389	(58,559)	557,830

	￦	667,892	(59,653)	608,239

		2014
		Face value	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	25,828	(1,067)	24,761
Loans for housing		12,050	—	12,050
Fisheries loan		6,032	—	6,032
Other loans		25,000	—	25,000

		68,910	(1,067)	67,843

Long-term loans and receivables
Loans for tuition		379,797	(54,569)	325,228
Loans for housing		110,152	—	110,152
Loans for related parties		111,033	—	111,033
Fisheries loan		7,696	(887)	6,809
Other loans		2,932	—	2,932

		611,610	(55,456)	556,154

	￦	680,520	(56,523)	623,997

(3)	Long-term and short-term financial instruments as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	256,173	453	90,088	742
Installment deposits		—	93	—	—
Deposit for treasury stock in trust		64,940	—	—	—
Special money in trust		30,086	—	10,011	—
Repurchase agreement		18,000	—	—	—
CD		10,000	—	—	—
MMT		—	—	—	303,306
MMDA		—	—	—	300,000
Others		5,000	637	—	315

	￦	384,199	1,183	100,099	604,363

13.	Inventories

Inventories as of December 31, 2013 and 2014 are as follows:

		2013
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	2,904,722	(46)	2,904,676
Merchandises		373	—	373
Work-in-progress		89,883	—	89,883
Finished goods		55,056	—	55,056
Supplies		683,699	(4,089)	679,610
Inventories in transit		541,154	—	541,154
Other inventories		8,841	—	8,841

	￦	4,283,728	(4,135)	4,279,593

		2014
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,039,422	(1,130)	3,038,292
Merchandises		212	—	212
Work-in-progress		93,498	—	93,498
Finished goods		59,222	—	59,222
Supplies		840,463	(2,685)	837,778
Inventories in transit		500,466	—	500,466
Other inventories		8,001	—	8,001

	￦	4,541,284	(3,815)	4,537,469

The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales were ￦5,568 million, ￦687 million and ￦3,029 million, for the years ended December 31, 2012, 2013 and 2014, respectively. The amounts of loss from inventory valuation included in other gains (losses) for the years ended December 31, 2012, 2013 and 2014 were ￦6,920 million, ￦261 million and ￦2,709 million, respectively.

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement («PPA») with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of December 31, 2013 and 2014 are as follows and included in current and non-current trade and other receivables, net, in the accompanying consolidated statements of financial position:

		2013		2014
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	81,484	4,569	88,698	8,275
1 ~ 5 years		356,874	36,710	378,703	237,062
More than 5 years		1,782,639	809,002	1,675,685	640,417

	￦	2,220,997	850,281	2,143,086	885,754

(3)	There are no impaired finance lease receivables as of December 31, 2013 and 2014.

(4)	There are no changes in valuation allowance for finance lease receivables for the years ended December 31, 2013 and 2014.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Advance payment	￦	110,541	12,760	109,112	12,516
Prepaid expenses		150,852	102,823	154,047	97,972
Others (*)		309,452	15,928	239,352	23,605

	￦	570,845	131,511	502,511	134,093

(*)	Details of others as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Tax refund receivables	￦	228,857	1,349	182,564	1,037
Other quick assets and others		80,595	14,579	56,788	22,568

	￦	309,452	15,928	239,352	23,605

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2013 and 2014 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2013	2014
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	70.86%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	63.00%	54.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric Power information technology and others	KOREA	100.00%	100.00%
Garorim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
Korea Engineering & Power Services Co., Ltd.	Operation and maintenance of utility plant	KOREA	52.43%	—
KEPCO International Hong Kong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2013	2014
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP Philippine Holdings Corporation	Holding company	PHILIPPINES	100.00%	—
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza Holdings, LLC	Holding company	USA	100.00%	—
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza II, LLC	Holding company	USA	100.00%	—
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	75.00%	82.14%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KOWEPO America LLC.	Solar photovoltaic power generation	USA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOSEP Wind Power, LLC.	Power generation	USA	100.00%	—
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Power generation	KOREA	77.04%	46.22%
Commerce and Industry Energy Co., Ltd.	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holding Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	100.00%	100.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	—	95.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 71.05%, 66.62%, as of December 31, 2013 and 2014, respectively.

(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtains the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the reporting period of all subsidiaries ends in December 31, except for Mira Power Limited which is November 30.

(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value (“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV during the year ended December 31, 2014. As such, the effective percentage of ownership is 86.20% as of December 31, 2014.

(2)	Subsidiaries newly included in or excluded from consolidation for the year ended December 31, 2014 are as follows:

(i)	Subsidiaries newly included in consolidation

Subsidiary	Reason
PT. KOWEPO Sumsel Operation & Maintenance Services	New investment

(ii)	Subsidiaries excluded from consolidation

Subsidiary	Reason
Korea Engineering & Power Services Co., Ltd.	Disposed
KOSEP Wind Power, LLC	Merged
EWP Philippine Holdings Corporation	Liquidated
DG Kings Plaza Holdings, LLC	Liquidated
DG Kings Plaza II, LLC	Liquidated

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2013 and 2014 are as follows:

2013
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	46,717,706	26,482,646	6,378,280	(180,160)
Korea South-East Power Co., Ltd.		8,294,384	4,634,288	4,157,175	116,001
Korea Midland Power Co., Ltd.		6,189,836	3,266,269	5,658,612	40,815
Korea Western Power Co., Ltd.		7,160,956	4,010,759	5,762,386	106,829
Korea Southern Power Co., Ltd.		7,360,191	3,906,329	7,120,621	102,670
Korea East-West Power Co., Ltd.		7,449,723	4,014,477	5,368,299	27,021
KEPCO Engineering & Construction Company, Inc.		760,504	378,454	755,484	34,407
KEPCO Plant Service & Engineering Co., Ltd.		839,067	217,404	1,121,717	151,524
KEPCO Nuclear Fuel Co., Ltd.		509,057	221,023	233,638	15,401
KEPCO KDN Co., Ltd.		354,577	115,604	372,830	8,561
Garorim Tidal Power Plant Co., Ltd.		43,592	3,350	—	(2,502)
Korea Power Engineering & Power Services Co., Ltd.		15,555	4,781	29,066	5,764
KEPCO International Hong Kong Ltd.		243,898	—	—	12,746
KEPCO International Philippines Inc.		101,832	819	—	705
KEPCO Gansu International Ltd.		15,689	486	—	(10)
KEPCO Philippines Holdings Inc.		116,825	13	—	2,861
KEPCO Philippines Corporation		14,226	150	—	493
KEPCO Ilijan Corporation		705,425	76,329	140,782	71,194
KEPCO Lebanon SARL		6,836	9,417	—	(895)
KEPCO Neimenggu International Ltd.		177,649	—	—	1,255
KEPCO Shanxi International Ltd.		491,681	226,543	—	(4,526)
KOMIPO Global Pte Ltd.		131,874	30	—	14,423
KEPCO Canada Energy Ltd.		75,197	12,358	—	(164)
KEPCO Netherlands B.V.		209,885	21	—	2,844
KOREA Imouraren Uranium Investment Corp.		248,300	161	—	(45)
KEPCO Australia Pty., Ltd.		498,742	2,173	4,979	162,325
KOSEP Australia Pty., Ltd.		18,592	931	4,728	1,578
KOMIPO Australia Pty., Ltd.		18,190	537	4,728	1,574
KOWEPO Australia Pty., Ltd.		18,724	929	4,728	1,577
KOSPO Australia Pty., Ltd.		18,789	929	4,728	1,578
KEPCO Middle East Holding Company		107,858	122,440	—	(1,611)
Qatrana Electric Power Company		516,637	436,210	17,471	20,850
KHNP Canada Energy Ltd.		50,314	23	—	(51)
KEPCO Bylong Australia Pty., Ltd.		145,704	169,014	—	(136,027)
Korea Waterbury Uranium Limited Partnership		20,380	21	—	(70)
KEPCO Canada Uranium Investment Limited Partnership		81,945	25	—	(46)
Korea Electric Power Nigeria Ltd.		1,859	1,449	3,602	427
KEPCO Holdings de Mexico		10	9	—	(14)
KST Electric Power Company		498,705	483,339	456	4,616
KEPCO Energy Service Company		835	437	3,733	407
KEPCO Netherlands S3 B.V.		514	18	—	(64)
PT. KOMIPO Pembangkitan Jawa Bali		14,884	5,548	20,162	6,143
PT. Cirebon Power Service		1,646	642	7,143	406
KOWEPO International Corporation		1,897	31	—	—
KOSPO Jordan, LLC.		15,938	9,790	7,817	2,389

2013
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
EWP Philippines Corporation (Formerly, EWP Cebu Corporation)	￦	7,067	290	212	(914)
EWP Philippine Holdings Corporation		211	1	—	(2)
EWP America Inc. (*)		104,186	77,105	53,087	(3,184)
KNF Canada Energy Limited		2,254	19	—	(71)
PT KEPCO Resource Indonesia		1,609	—	—	(84)
EWP Barbados 1 SRL		284,111	145	2,738	(21,771)
Gyeonggi Green Energy Co., Ltd.		338,394	263,608	26,944	(161)
PT. Tanggamus Electric Power		9,784	626	—	(3,640)
Gyeongju Wind Power Co., Ltd.		49,264	32,580	7,440	2,507
KOMIPO America Inc.		7,604	6	—	—
Boulder Solar Power, LLC.		7,639	6	—	(2,131)
KOSEP USA, INC.		31,121	233	—	(757)
PT. EWP Indonesia		771	14	—	(334)
KOWEPO America, LLC.		6,057	21	—	(1,295)
KEPCO Netherlands J3 B.V.		102,295	31	—	(86)
Korea Offshore Wind Power Co., Ltd.		4,052	1,598	—	(2,436)
Global One Pioneer B.V.		46	19	—	(44)
Global Energy Pioneer B.V.		47	19	—	(42)
KOSEP Wind Power, LLC.		1,219	688	2,053	332
Mira Power Limited		13,607	244	—	(742)
KOSEP Material Co., Ltd.		13,349	280	—	(431)
Commerce and Industry Energy Co., Ltd.		104,739	87,628	13,450	(2,959)
KEPCO Singapore Holding Pte., Ltd.		—	11	—	(11)
KOWEPO India Private Limited		1,370	4	—	(377)
KEPCO KPS Philippines Corp.		4,396	3,409	5,923	659
KOSPO Chile SpA		4,180	4,180	—	—

(*)	Financial information of EWP America Inc. includes that of nine other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza Holdings, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., EWPRC Biomass Holdings, LLC. and DG Kings Plaza II, LLC.

2014
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	49,237,136	27,588,281	9,379,564	1,446,060
Korea South-East Power Co., Ltd.		9,026,146	5,068,092	4,469,415	383,233
Korea Midland Power Co., Ltd.		7,074,578	4,073,784	5,041,682	110,533
Korea Western Power Co., Ltd.		8,245,105	5,008,954	4,840,007	151,662
Korea Southern Power Co., Ltd.		8,703,362	5,229,934	6,209,536	68,481
Korea East-West Power Co., Ltd.		8,370,732	4,805,302	4,507,011	168,534
KEPCO Engineering & Construction Company, Inc.		777,612	370,482	841,917	54,759
KEPCO Plant Service & Engineering Co., Ltd.		922,843	226,774	1,078,526	166,847
KEPCO Nuclear Fuel Co., Ltd.		568,370	257,899	241,310	32,588
KEPCO KDN Co., Ltd.		390,681	135,341	458,960	20,228
Garorim Tidal Power Plant Co., Ltd.		772	387	—	(39,856)
KEPCO International HongKong Ltd.		182,703	—	—	6,221
KEPCO International Philippines Inc.		101,864	405	—	98,878
KEPCO Gansu International Ltd.		16,330	506	—	(11)
KEPCO Philippines Holdings Inc.		124,418	40	—	5,987
KEPCO Philippines Corporation		13,670	139	—	(959)
KEPCO Ilijan Corporation		585,190	53,212	127,871	76,627
KEPCO Lebanon SARL		6,990	9,832	—	(164)
KEPCO Neimenggu International Ltd.		182,140	—	—	(172)
KEPCO Shanxi International Ltd.		523,357	245,170	—	1,935
KOMIPO Global Pte Ltd.		157,441	3,636	—	9,470
KEPCO Canada Energy Ltd.		69,507	113	—	(18)
KEPCO Netherlands B.V.		189,121	14	—	367
KOREA Imouraren Uranium Investment Corp.		227,897	207	—	(48)
KEPCO Australia Pty., Ltd.		539,961	2,572	4,532	799
KOSEP Australia Pty., Ltd.		19,771	935	4,786	2,413
KOMIPO Australia Pty., Ltd.		18,779	542	4,786	1,786
KOWEPO Australia Pty., Ltd.		19,990	1,004	4,786	2,434
KOSPO Australia Pty., Ltd.		18,983	932	4,439	2,007
KEPCO Middle East Holding Company		116,615	133,338	—	(1,470)
Qatrana Electric Power Company		553,134	462,329	17,079	15,724
KHNP Canada Energy Ltd.		47,982	58	—	(17)
KEPCO Bylong Australia Pty., Ltd.		169,209	200,443	—	(20,958)
Korea Waterbury Uranium Limited Partnership		22,058	35	—	(59)
KEPCO Canada Uranium Investment Limited Partnership		70,778	25	—	(30)
Korea Electric Power Nigeria Ltd.		1,112	786	23,863	204
KEPCO Holdings de Mexico		11	21	—	(12)
KST Electric Power Company		512,793	496,780	16,668	13,496
KEPCO Energy Service Company		374	535	5,032	40
KEPCO Netherlands S3 B.V.		62,583	30	—	812
PT. KOMIPO Pembangkitan Jawa Bali		17,282	6,034	21,276	8,929
PT. Cirebon Power Service		1,630	402	6,694	354
KOWEPO International Corporation		—	—	—	(1,861)

2014
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KOSPO Jordan, LLC.	￦	10,270	1,742	29,682	2,512
EWP Philippines Corporation		6,570	283	—	(848)
EWP America Inc. (*)		104,855	76,669	57,251	(21)
KNF Canada Energy Limited		2,118	48	—	(65)
PT KEPCO Resource Indonesia		1,366	13	—	(267)
EWP Barbados 1 SRL		296,278	162	2,633	322
Gyeonggi Green Energy Co., Ltd.		334,074	264,278	124,181	(4,989)
PT. Tanggamus Electric Power		24,120	8,339	20,089	(3,125)
Gyeongju Wind Power Co., Ltd.		48,570	30,225	7,871	2,590
KOMIPO America Inc.		10,118	7	—	—
Boulder Solar Power, LLC.		8,457	7	—	(712)
KOSEP USA, INC.		35,062	1,581	2,315	(119)
PT. EWP Indonesia		902	15	—	(278)
KOWEPO America, LLC.		5,813	137	—	(1,006)
KEPCO Netherlands J3 B.V.		113,818	44	—	(61)
Korea Offshore Wind Power Co., Ltd.		11,762	2,287	—	(3,424)
Global One Pioneer B.V.		40	24	—	(60)
Global Energy Pioneer B.V.		42	29	—	(64)
Mira Power Limited		32,977	221	—	(1,109)
KOSEP Material Co., Ltd.		42,766	23,226	—	(2,463)
Commerce and Industry Energy Co., Ltd.		103,346	87,047	23,645	(881)
KEPCO Singapore Holding Pte., Ltd.		1,012	—	—	(20)
KOWEPO India Private Limited		997	11	—	(397)
KEPCO KPS Philippines Corp.		5,147	2,150	9,263	1,912
KOSPO Chile SpA		3,143	4,354	—	(1,640)
PT. KOWEPO Sumsel Operation & Maintenance Services		1,628	1,386	—	(408)

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2013 and 2014 are as follows:

2013
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	Dongducheon Dream Power Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total
		In millions of won
Percentage of ownership		49.00%	37.00%	51.00%	28.95%	51.00%
Current assets	￦	251,147	438,272	—	478,851	7,002	476,286	1,651,558
Non-current assets		454,278	400,794	—	281,653	36,591	1,644,436	2,817,752
Current liabilities		(44,046)	(182,871)	—	(336,046)	(3,272)	(243,826)	(810,061)
Non-current liabilities		(32,282)	(34,533)	—	(42,407)	(78)	(1,296,242)	(1,405,542)
Net assets		629,097	621,662	—	382,051	40,243	580,654	2,253,707
Book value of non-controlling interest		308,257	230,015	—	110,603	20,523	599,434	1,268,832
Sales		140,782	1,121,717	—	755,484	—	361,692	2,379,675
Profit (loss) for the period		71,194	151,524	—	34,407	(2,502)	55,763	310,386
Profit (loss) for the period attributable to non-controlling interest		34,885	45,457	—	8,650	(1,276)	33,989	121,705
Cash flows from operating activities		57,785	40,805	—	11,367	(665)	(4,871)	104,421
Cash flows from investing activities		(2,524)	(21,412)	(20,006)	4,854	(186)	(126,946)	(166,220)
Cash flows from financing activities before dividends to non-controlling interest		(22,735)	2,657	—	1,716	3,475	189,313	174,426
Dividends to non-controlling interest		—	(19,440)	—	(18,564)	—	(20,037)	(58,041)
Effect of exchange rate fluctuation		(1,953)	(220)	—	(33)	—	(2,529)	(4,735)
Net increase (decrease) of cash and cash equivalents		30,573	2,390	(20,006)	(660)	2,624	34,930	49,851

2014
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total
		In millions of won
Percentage of ownership		49.00%	46.00%	33.37%	51.00%
Current assets	￦	143,229	461,750	355,292	729	605,778	1,566,778
Non-current assets		441,961	461,093	422,320	43	2,301,291	3,626,708
Current liabilities		(19,022)	(181,871)	(315,766)	(387)	(391,393)	(908,438)
Non-current liabilities		(34,190)	(44,903)	(54,716)	—	(1,765,520)	(1,899,328)
Net assets		531,978	696,069	407,130	385	750,156	2,385,718
Book value of non-controlling interest		260,669	320,192	135,859	197	616,443	1,333,360
Sales		127,871	1,078,526	841,917	—	531,983	2,580,297
Profit (loss) for the period		76,627	166,847	54,759	(39,856)	54,875	313,252
Profit (loss) for the period attributable to non-controlling interest		37,547	61,734	15,853	(20,326)	24,014	118,822
Cash flows from operating activities		111,248	183,865	16,226	(4,818)	53,990	360,511
Cash flows from investing activities		(3,221)	(70,186)	(14,066)	(1,454)	(64,720)	(153,647)
Cash flows from financing activities before dividends to non-controlling interest		(116,956)	(43,092)	(19,258)	—	35,825	(143,481)
Dividends to non-controlling interest		(96,533)	(25,308)	(4,905)	—	(4,224)	(130,970)
Effect of exchange rate fluctuation		2,456	70	(147)	69	5,858	8,306
Net increase (decrease) of cash and cash equivalents		(103,006)	45,349	(22,150)	(6,203)	26,729	(59,281)

(6)	Business combination

On April 29, 2013, the Company obtained control of Commerce and Industry Energy Co., Ltd. which engages in the integrated commerce and industry energy business, by acquiring an additional 29.5% of its equity shares. As a result, the Company’s ownership for Commerce and Industry Energy Co., Ltd. increased from 29.5% to 59.0%. The acquisition was accounted for as follows:

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
Cash and cash equivalents		7,292
Trade and other receivables		1,631
Inventories		515
Property, plant & equipment		82,733
Other assets		3,460
<Liabilities>
Trade and other payables		(1,777)
Borrowings		(81,752)
Other liabilities		(187)

Fair value of net assets		11,915

IV. Goodwill	￦	2,582

(*1)	Prior to the business combination, 29.5% of the Company’s equity shares was re-measured to fair value. As a result, the differences incurred from the re-measurement amounted to ￦1,022 million is recognized as a loss on the disposal of its interest in associates and joint ventures.

(*2)	The Company guarantees a certain rate of return to investors of Commerce and Industry Energy Co., Ltd., including Hana Power Co., Ltd., a financial investor, holding 39.3% of the 2,260,000 shares of equity in Commerce and Industry Energy Co., Ltd. The investors may request the Company to purchase their investment shares after 58 months have elapsed from the date of investment. The Company has included the fair value valuation of the purchase commitment in consideration transferred.

(*3)	Non-controlling interest is measured by proportionate share of non-controlling of the identifiable net assets.

If the Company had acquired the equity shares of Commerce and Industry Energy Co., Ltd. on January 1, 2013, the sales and profit for the 2013 would have been ￦54,044,024 million and ￦182,218 million, respectively. From the date of the acquisition, the subsidiary incurred sales and loss for the period ￦13,450 million and ￦2,959 million, respectively.

The net cash outflows from the business combination for the year ended December 31, 2013 are as follows:

		In millions of won
Consideration paid in cash	￦	2
Less: acquired cash and cash equivalents.		(7,292)

	￦	(7,290)

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	Changes in goodwill for the year ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Beginning balance	￦	—	2,582
Changes
Newly recognized		2,582	—

Ending balance	￦	2,582	2,582

(8)	Disposals of subsidiaries

The Company disposed the shares of Korea Engineering & Power Services Co., Ltd. and liquidated EWP Philippine Holdings Corporation for the year ended December 31, 2014. The Company also reclassified the shares of Nepal Water & Energy Development Company Pty Ltd. and Dongducheon Dream Power Co., Ltd. from subsidiaries to investments in associates and liquidated EWP Barbados 2 SRL for the year ended December 31, 2013.

(i)	The fair value of sales price as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Consideration received in cash	￦	44	46,476
The fair value of remaining shares after disposal		150,629	—

Total	￦	150,673	46,476

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Current assets
Cash and cash equivalents	￦	4,934	2,187
Current financial assets, net		—	4,781
Trade and other receivables, net		17,237	5,460
Current non-financial assets		3,413	232
Other		50	—

Non-current assets
Non-current financial assets, net		359	144
Non-current trade and other receivables, net		2,031	351
Property, plant and equipment, net		283,107	934
Intangible assets other than goodwill, net		14	—
Other		3,183	50

Current liabilities
Trade and other payables, net		(10,032)	(1,655)
Current non-financial liabilities		(549)	(161)

		2013	2014
		In millions of won
Non-current liabilities
Employee benefits obligations, net	￦	(128)	—

	￦	303,619	12,323

(iii)	Gain from disposals of subsidiaries for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
The fair value of sale price	￦	150,673	46,476
Net assets disposed		(303,619)	(12,323)
Non-controlling interests		154,637	5,765
Realization of unrealized gain		640	534
Other comprehensive loss		(872)	(20)

Gain from disposals of subsidiaries	￦	1,459	40,432

(iv)	Net cash flow from sales of subsidiaries for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Consideration received in cash	￦	44	46,476
Less: Cash in disposed subsidiaries		(4,934)	(2,187)

Net cash flow	￦	(4,890)	44,289

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2012, 2013 and 2014 respectively are as follows:

Subsidiaries		2012	2013	2014
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	463,308	63,035	—
Korea South-East Power Co., Ltd.		98,879	89,569	34,800
Korea Midland Power Co., Ltd.		40,940	66,153	12,244
Korea Western Power Co., Ltd.		31,386	59,160	32,048
Korea Southern Power Co., Ltd.		47,120	51,680	30,800
Korea East-West Power Co., Ltd.		69,400	82,200	8,100
KEPCO Plant Service & Engineering Co., Ltd.		60,831	55,280	43,095
KEPCO Nuclear Fuel Co., Ltd.		54,678	45,363	5,936
KEPCO KDN Co., Ltd.		15,891	16,346	—
Korea Electric Power Data Network Co., Ltd.		—	—	3,424
Korea Engineering & Power Services Co., Ltd.		6,279	2,043	1,573
Korea Power Engineering & Power Services Co., Ltd.		540	1,458	10,996
KEPCO International HongKong Ltd.		42,750	12,132	74,927
KEPCO International Philippines Inc.		25,100	—	100,122
KEPCO Philippines Corporation		14,762	1,986	—
KEPCO Ilijan Corporation		12,644	—	101,647
KEPCO Philippines Holdings Inc.		1,502	6,678	2,811
KEPCO Neimenggu International Ltd.		—	3,629	6,308
KEPCO Netherlands B.V.		8,453	8,923	—
KOSPO Jordan LLC		358	129	446
PT. KOMIPO Pembangkitan Jawa Bali		2,074	1,663	2,827
Gyeongju Wind Power Co., Ltd.		—	—	651

	￦	996,895	567,427	472,755

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2013 and 2014 are as follows:

2013
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	74,878
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	1,926,800
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	22,450
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,426
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/ cold water	KOREA	43.90%		43,900	28,114
Gangwon Wind Power Co., Ltd. (*2)	Wind power generation	KOREA	15.00%		5,725	13,185
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	110,157
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	189,544
AMEC Partners Korea (*3)	Resources development	KOREA	19.00%		707	189
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		71,070	43,386
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,553

2013
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50.00%	￦	3,881	1,500
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,707
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		638	600
Daeryun Power Co., Ltd.	Power generation	KOREA	19.80%		25,477	24,599
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,344
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,372
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	47,661
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	608,674
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		39,217	32,826
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited(*4)	Rental company	NIGERIA	15.00%		12	—
E-Power S.A.	Operation of utility plant and sales of electricity	HAITI	30.00%		3,779	5,284
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	15,121
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	579,534
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	107,264
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		48,709	43,666
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		18,928	18,058
Busan Solar Co., Ltd.(*3)	Power generation	KOREA	19.80%		793	741
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	171
Gumi-ochang Photovoltaic Power Co., Ltd.(*2)	Power generation	KOREA	10.00%		288	389
Chungbuk Photovoltaic Power Co., Ltd.(*2)	Power generation	KOREA	10.00%		166	184
Cheonan Photovoltaic Power Co., Ltd.(*2)	Power generation	KOREA	10.00%		122	148
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,666
Hyundai Asan Solar Power Co., Ltd.	Power generation	KOREA	10.00%		471	462
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		92	91
Jeonnam Solar Co., Ltd.	Power generation	KOREA	10.00%		700	696
DS POWER Co., Ltd.	Power generation	KOREA	10.91%		17,900	17,900
D Solarenergy Co., Ltd(*2)	Power generation	KOREA	10.00%		400	364
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	43.61%		140,079	134,398
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	537
KOSCON Photovoltaic Co., Ltd(*2)	Power generation	KOREA	19.00%		245	315
Yeongwol Energy Station Co., Ltd(*2)	Power generation	KOREA	13.30%		1,862	908
Yeonan Photovoltaic Co., Ltd(*2)	Power generation	KOREA	19.00%		157	123
Q1 Solar Co., Ltd	Power generation	KOREA	28.00%		1,005	983
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,495
Best Solar Energy Co., Ltd.	Power generation	KOREA	23.00%		1,242	898
Seokcheon Solar Power Co., Ltd.(*2)	Power generation	KOREA	9.73%		970	1,046
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,745
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,334
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	324
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	585
Golden Route J Solar Power Co., Ltd.(*2)	Photovoltaic power generation	KOREA	10.00%		82	99

					2,089,722	4,124,574

2013
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	66.00%	￦	11,355	9,537
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,161
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		507	64
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	29
Waterbury Lake Uranium L.P.	Power generation	CANADA	40.00%		25,839	23,042
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,088
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	16,045
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,842
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	143,294
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	2,202
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	19,237
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,330
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,604
Rabigh Electricity Company	Sales of electricity	SAUDI ARABIA	40.00%		109,743	—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,082
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	268,022
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	2,476
Busan Shinho Solar power Co., Ltd.	Power generation	KOREA	25.00%		2,100	2,871
STX Electric Power Co., Ltd.	Power generation	KOREA	49.00%		176,400	173,915
YEONGAM Wind Power Co., Ltd.	Power generation	KOREA	49.00%		11,584	11,424
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	249
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		3,132	1,863
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	14,237
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	9,510
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	4,135
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		104,721	111,315
KEPCO-ALSTOM Power Electronics Systems, Inc.(*7)	R&D	KOREA	51.00%		5,629	4,758
Dongbu Power Dangjin Corporation	Power generation	KOREA	40.00%		40,000	39,102
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	1,933
Nepal Water & Energy Development Company Pty Ltd.	Power generation	NEPAL	43.57%		10,550	10,409
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	4,180
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		388	361
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	449
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	415

					1,179,676	1,106,181

				￦	3,269,398	5,230,755

(*1)	The effective percentage of ownership is 21.57% considering the treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions with the associate which can affect its influence on the entity.

(*5)	The Company has joint control over the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2013, 16% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. And NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 45.26% of ownership.

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	71,387
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,097,539
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	21,622
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,889
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	44.00%		49,607	28,771
Gangwon Wind Power Co., Ltd.(*2)	Wind power generation	KOREA	15.00%		5,725	12,385
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,033
Korea Power Exchange(*6)	Management of power market	KOREA	100.00%		127,839	198,021
AMEC Partners Korea(*3)	Resources development	KOREA	19.00%		707	200
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	29.00%		71,070	35,925
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,525
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,706
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,876	3,693
Daeryun Power Co., Ltd.(*3,10)	Power generation	KOREA	13.13%		25,477	41,951
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%	￦	3,801	6,486
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,744
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	47,799
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	667,578
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	43,335
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited(*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	16,071
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	540,011
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	104,244
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		49,831	50,668
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		23,474	22,152
Busan Solar Co., Ltd.(*3)	Power generation	KOREA	19.80%		793	853
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	818
Samcheok Eco Material Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.67%		686	212
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	189
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	28,064
Goseong Green Energy Co., Ltd.	Power generation	KOREA	9.67%		2,900	2,586
Gangneung Eco Power Co., Ltd.	Power generation	KOREA	6.04%		2,900	2,783
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		193	221
DS POWER Co., Ltd.(*2)	Power generation	KOREA	10.91%		17,900	15,642
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	100,545
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	325
Yeongwol Energy Station Co., Ltd(*2)	Power generation	KOREA	10.00%		1,400	1,741
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,344
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,623
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,581
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	93

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%	￦	290	1,334

					2,095,419	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	66.00%		11,355	9,042
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,514
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,083	16,241
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	345
Waterbury Lake Uranium L.P.	Power generation	CANADA	40.00%		26,601	22,010
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,608
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,725
KV Holdings, Inc.	Construction and operation of utility plant	PHILIPPINES	40.00%		2,103	1,902
KEPCO SPC Power Corporation(*7)	Resources development	PHILIPPINES	75.20%		94,579	190,519
Canada Korea Uranium Limited Partnership(*5)	Holding company	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Power generation	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,467
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,539
Rabigh Electricity Company	Sales of electricity	SAUDI ARABIA	40.00%		109,743	8,121
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,628
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	226,892
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	2,899
Busan Shinho Solar power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,284
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)	Power generation	KOREA	34.00%		204,000	201,409

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%	￦	290	343
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,087
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	12,207
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	8,248
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,711
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		111,476	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.(*7)	R&D	KOREA	51.00%		5,629	4,617
Dangjin Echo Power Co., Ltd. (Formerly, Dongbu Power Dangjin Corporation)	Power generation	KOREA	33.10%		40,000	37,837
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,555
Nepal Water & Energy Development Company Pty Ltd.(*7)	Construction and operation of utility plant	NEPAL	59.61%		18,568	17,872
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		15	—
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,962
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		350	102
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	3,156
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		747	700
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	465
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	—

					1,273,251	1,166,894

				￦	3,368,670	5,508,724

(*1)	The effective percentage of ownership is 21.57% considering the treasury stock.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions with the entity to the effect that the Company can exercise significant influence on the entity.

(*5)	The Company has joint control over the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2014, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisitions of Daeryun Energy Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of December 31, 2013 and 2014 are as follows:

Investees		2013	2014
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	39,423	60,506
Korea Gas Corporation (*)		1,258,740	936,495
YTN Co., Ltd.		25,110	23,940
SPC Power Corporation		65,807	65,888
PT. Bayan Resources TBK		489,600	391,463

(*)	The carrying amount of Korea Gas Corporation (“KOGAS”) is ￦2,097,539 million as of December 31, 2014 and management has determined that there is objective evidence of impairment. As a result of the impairment test, the Company has not recognized any impairment loss as the value in use is greater than the carrying amount. The recoverable amount of KOGAS based on its value in use is calculated by considering the long-term natural gas supply and demand programs of future cash flows approved by Ministry of Trade, Industry & Energy and the discount rate of 4.50%.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2013 and 2014 are as follows:

		2013
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	56,007	18,833	—	—	160	(91)	(31)	74,878
Korea Gas Corporation		2,049,340	—	—	(30,996)	(26,848)	1,541	(66,237)	1,926,800
Korea Electric Power Industrial Development Co., Ltd.		18,936	—	—	(255)	3,477	—	292	22,450
YTN Co., Ltd.		37,876	—	—	(90)	472	40	128	38,426
Cheongna Energy Co., Ltd.		33,379	—	—	—	(5,217)	—	(48)	28,114
Gangwon Wind Power Co., Ltd.		12,113	—	—	(1,988)	3,005	55	—	13,185
Hyundai Green Power Co., Ltd.		110,346	—	—	(8,107)	8,038	—	(120)	110,157
Korea Power Exchange		176,264	—	—	—	10,283	—	2,997	189,544
AMEC Partners Korea		141	—	—	—	48	—	—	189
Hyundai Energy Co., Ltd.		49,463	13,920	—	—	(19,834)	—	(163)	43,386
Ecollite Co., Ltd.(*1)		1,266	1,349	—	—	(896)	—	(1,719)	—
Taebaek Wind Power Co., Ltd.		3,728	—	—	—	1,825	—		5,553
Alternergy Philippine Investments Corporation		1,600	569	—	—	(508)	(161)	—	1,500
Muju Wind Power Co., Ltd.		2,711	—	—	—	(4)	—	—	2,707
Pyeongchang Wind Power Co., Ltd.		613	—	—	—	(13)	—	—	600
Daeryun Power Co., Ltd.		25,017	—	—	—	(270)	(19)	(129)	24,599
JinanJangsu Wind Power Co., Ltd.		78	—	—	—	(1)	—	—	77
Changjuk Wind Power Co., Ltd.		3,926	—	—	—	2,418	—	—	6,344
Commerce and industry energy Co., Ltd		7,066	—	—	—	(1,237)	—	(5,829)	—
KNH Solar Co., Ltd.		1,089	—	—	—	290	—	(7)	1,372
SPC Power Corporation		36,760	—	—	—	15,599	(4,501)	(197)	47,661
Gemeng International Energy Co., Ltd.		549,730	—	—	—	53,120	5,824	—	608,674
PT. Cirebon Electric Power		17,022	—	—	—	10,300	6,361	(857)	32,826
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(348)	127	221	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(933)	113	820	—
Dolphin Property Limited		—	—	—	—	344	(3)	(341)	—
E-Power S.A.		5,646	—	—	(1,878)	(359)	(28)	1,903	5,284
PT Wampu Electric Power		15,644	—	—	—	(303)	—	(220)	15,121
PT. Bayan Resources TBK(*2)		642,636	—	—	—	(54,399)	(8,703)	—	579,534
S-Power Co., Ltd.		81,679	26,000	—	—	(158)	(125)	(132)	107,264
Pioneer Gas Power Limited		37,875	8,811	—	—	377	(3,316)	(81)	43,666
Eurasia Energy Holdings		—	—	—	—	(171)	57	114	—
Xe-Pian Xe-Namnoy Power Co., Ltd		27	18,898	—	—	(363)	(504)	—	18,058
Busan Solar Co., Ltd.		546	150	—	—	45	—	—	741
Hadong Mineral Fiber Co., Ltd.		5	—	—	—	(1)	—	(1)	3
Green Biomass Co., Ltd.		637	—	—	—	(466)	—	—	171
Gumi-ochang Photovoltaic Power Co., Ltd.		282	—	—	—	107	—	—	389
Chungbuk Photovoltaic Power Co., Ltd.		159	—	—	—	25	—	—	184
Cheonan Photovoltaic Power Co., Ltd.		109	—	—	—	39	—	—	148
PT. Mutiara Jawai		2,624	—	—	—	(573)	(456)	71	1,666

		2013
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Hyundai Asan Solar Power Co., Ltd.	￦	—	471	—	—	(9)	—	—	462
Heang Bok Do Si Photovoltaic Power Co., Ltd.		—	92	—	—	1	(2)	—	91
Jeonnam Solar Co., Ltd.		—	700	—	—	—	(4)	—	696
DS POWER Co., Ltd.		—	17,900	—	—	—	—	—	17,900
D Solarenergy Co., Ltd.		—	400	—	—	(36)	—	—	364
Dongducheon Dream Power Co., Ltd.		—	—	—	—	(5,677)	52	140,023	134,398
KS Solar Corp. Ltd.		—	637	—	—	(100)	—	—	537
KOSCON Photovoltaic Co., Ltd.		—	245	—	—	70	—	—	315
Yeongwol Energy Station Co., Ltd.		—	1,862	—	—	(926)	(28)	—	908
Yeonan Photovoltaic Co., Ltd.		—	157	—	—	(34)	—	—	123
Q1 Solar Co., Ltd.		—	1,005	—	—	(10)	—	(12)	983
Jinbhuvish Power Generation Pvt. Ltd.		—	9,000	—	—	(145)	(360)	—	8,495
Best Solar Energy Co., Ltd.		—	1,242	—	—	(344)	—	—	898
Seokcheon Solar Power Co., Ltd.		—	970	—	—	76	—	—	1,046
SE Green Energy Co., Ltd.		—	3,821	—	—	(57)	(19)	—	3,745
Daegu Photovoltaic Co., Ltd.		—	1,230	—	—	111	(7)	—	1,334
Jeongam Wind Power Co., Ltd.		—	800	—	—	(476)	—	—	324
Korea Power Engineering Service Co., Ltd.		—	290	—	—	295	—	—	585
Golden Route J Solar Power Co., Ltd.		—	82	—	—	17	—	—	99

		3,982,340	129,434	—	(43,314)	(10,174)	(4,157)	70,445	4,124,574

<Joint ventures>
KEPCO-Uhde Inc.		10,269	—	—	—	(751)	—	19	9,537
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,705	—	—	(1,300)	549	395	(188)	28,161
Shuweihat Asia Power Investment B.V.		—	109	—	—	(42)	(7)	4	64
Shuweihat Asia Operation & Maintenance Company		29	—	—	—	—	—	—	29
Waterbury Lake Uranium L.P.		24,906	—	—	—	—	(1,374)	(490)	23,042
ASM-BG Investicii AD		16,024	1,371	—	—	2,301	392	—	20,088
RES Technology AD		14,637	897	—	—	157	354	—	16,045
KV Holdings, Inc.		2,023	—	—	(319)	307	(169)	—	1,842
KEPCO SPC Power Corporation		121,737	—	—	(2,304)	20,196	3,665	—	143,294
Canada Korea Uranium Limited Partnership(*3)		5,083	—	—	—	—	—	(5,083)	—
KEPCO Energy Resource Nigeria Limited		5,663	—	—	—	(3,386)	(75)	—	2,202
Gansu Datang Yumen Wind Power Co., Ltd.		20,381	—	—	—	(1,365)	221	—	19,237
Datang Chifeng Renewable Power Co., Ltd.		156,449	—	—	(3,545)	11,837	1,838	(249)	166,330
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,125	—	—	(506)	893	155	(63)	10,604
Rabigh Electricity Company(*4)		—	108,385	—	—	15,539	41,458	(165,382)	—
Rabigh Operation & Maintenance Company		814	—	—	(1,831)	5,188	(89)	—	4,082

		2013
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Jamaica Public Service Company Limited(*5)	￦	293,007	—	—	—	(2,242)	(3,544)	(19,199)	268,022
KW Nuclear Components Co., Ltd.		1,222	—	—	(457)	1,711	—	—	2,476
Busan Shinho Solar power Co., Ltd.		2,056	—	—	—	815	—	—	2,871
STX Electric Power Co., Ltd.		96,698	78,400	—	—	(806)	(377)	—	173,915
YEONGAM Wind Power Co., Ltd.		11,563	—	—	—	(76)	—	(63)	11,424
Global Trade Of Power System Co., Ltd		213	—	—	—	36	—	—	249
Expressway Solar-light Power Generation Co., Ltd.		3,132	—	—	—	(1,257)	(12)	—	1,863
Yeongam F1 Solar Power Plant		1,673	—	(2,002)	—	329	—	—	—
KODE NOVUS 1 LLC.		17,691	—	—	—	(3,661)	(64)	271	14,237
KODE NOVUS 2 LLC.		11,550	—	—	—	(1,940)	(100)	—	9,510
Daejung Offshore Wind Power Co., Ltd.		4,844	—	—	—	(709)	—	—	4,135
Amman Asia Electric Power Company		687	103,740	—	—	(1,501)	10,685	(2,296)	111,315
KEPCO-ALSTOM Power Electronics Systems, Inc.		5,629	—	—	—	(871)	—	—	4,758
Dongbu Power Dangjin Corporation		40,000	—	—	—	(980)	—	82	39,102
Honam Wind Power Co., Ltd.		1,783	1,817	—	—	(395)	(1,272)	—	1,933
Nepal Water & Energy Development Company Pty Ltd.		—	—	—	—	(10)	(131)	10,550	10,409
Kelar S.A		—	4,180	—	—	—	—	—	4,180
PT. Tanjung Power Indonesia		—	388	—	—	(9)	(18)	—	361
Incheon New Power Co., Ltd.		—	461	—	—	(4)	(23)	15	449
Seokmun Energy Co., Ltd.		—	680	—	—	(265)	—	—	415

		908,593	300,428	(2,002)	(10,262)	39,588	51,908	(182,072)	1,106,181

	￦	4,890,933	429,862	(2,002)	(53,576)	29,414	47,751	(111,627)	5,230,755

(*1)	The Company recognized the difference between the carrying amount and the recoverable amount of ￦1,719 million as impairment losses on investments in associates and joint ventures due to discontinued operation during 2013.

(*2)	In accordance with IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’, the Company has applied it prospectively beginning January 1, 2013. However PT Bayan Resources TBK (PT Bayan), one of the equity method investments of the Company, has retrospectively applied the interpretation and has restated its comparative financial statements to adjust the stripping activity costs that do not meet the criteria for asset recognition. The Company reflected this adjustment of ￦31,529 million due to the change in accounting policy as a loss on its equity method investment during 2013.

(*3)	Canada Korea Uranium Limited Partnership could not find a mining area in which the economic feasibility was proven and seeks an exit strategy. As a result, the Company recognizes impairment losses on investments in associates and joint ventures of ￦4,680 million in profit or loss during 2013.

(*4)	During 2013, a portion of the loans to Rabigh Electricity Company was converted to equity, causing the investment to increase by ￦108,385 million.

(*5)	It has been determined that there is objective evidence of impairment as a result of one or more events including that a financial institution granted Jamaica Public Service Company Limited (“JPS”) a concession that the financial institution would not otherwise consider. As of December 31, 2013, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of 19,199 million is recognized as profit or loss. The recoverable amount of JPS is based on value in use calculated based on the most recent financial budget of future cash flow for a period of 9 years approved by management and the discount rate used to calculate the value in use is 10.27%.

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	74,878	—	—	—	(3,494)	3	—	71,387
Korea Gas Corporation		1,926,800	—	—	—	96,457	69,489	4,793	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		22,450	—	—	(1,872)	2,275	—	(1,231)	21,622
YTN Co., Ltd.		38,426	—	—	(90)	2,423	(26)	(844)	39,889
Cheongna Energy Co., Ltd.		28,114	5,707	—	—	(5,023)	(27)	—	28,771
Gangwon Wind Power Co., Ltd.		13,185	—	—	(1,988)	1,155	33	—	12,385
Hyundai Green Power Co., Ltd.		110,157	—	—	(8,889)	11,764	—	1	113,033
Korea Power Exchange		189,544	—	—	—	13,274	—	(4,797)	198,021
AMEC Partners Korea		189	—	—	—	11	—	—	200
Hyundai Energy Co., Ltd.		43,386	—	—	—	(7,461)	—	—	35,925
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,553	—	—	(991)	963	—	—	5,525
Alternergy Philippine Investments Corporation		1,500	—	(1,497)	—	(7)	228	(224)	—
Muju Wind Power Co., Ltd.		2,707	—	—	—	—	—	(1)	2,706
Pyeongchang Wind Power Co., Ltd.		600	3,238	—	—	(128)	(17)	—	3,693
Daeryun Power Co., Ltd.		24,599	—	—	—	(1,748)	—	19,100	41,951
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,344	—	—	(1,292)	1,434	—	—	6,486
KNH Solar Co., Ltd.		1,372	—	—	—	372	—	—	1,744
SPC Power Corporation		47,661	—	—	—	(1,800)	335	1,603	47,799
Gemeng International Energy Co., Ltd.		608,674	—	—	(6,905)	54,368	11,441	—	667,578
PT. Cirebon Electric Power		32,826	1,148	—	—	6,303	3,058	—	43,335
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
Dolphin Property Limited		—	—	—	—	184	(8)	(115)	61
E-Power S.A.		5,284	—	(5,041)	(1,431)	1,173	15	—	—
PT Wampu Electric Power		15,121	—	—	—	308	642	—	16,071
PT. Bayan Resources TBK		579,534	—	—	—	(30,565)	(8,958)	—	540,011
S-Power Co., Ltd.		107,264	—	—	—	(3,020)	—	—	104,244
Pioneer Gas Power Limited		43,666	1,122	—	—	298	5,582	—	50,668
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd		18,058	4,546	—	—	(915)	753	(290)	22,152
Busan Solar Co., Ltd.		741	—	—	—	112	—	—	853
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	—	—	—	3
Green Biomass Co., Ltd.		171	—	—	—	(171)	—	—	—
Gumi-ochang Photovoltaic Power Co., Ltd.		389	—	(399)	(14)	24	—	—	—
Chungbuk Photovoltaic Power Co., Ltd.		184	—	(192)	—	8	—	—	—
Cheonan Photovoltaic Power Co., Ltd.		148	—	(138)	—	(10)	—	—	—
PT. Mutiara Jawai		1,666	—	—	—	(885)	37	—	818
Samcheok Eco Material Co., Ltd.		—	686	—	—	(474)	—	—	212
Noeul Green Energy Co., Ltd.		—	200	—	—	(11)	—	—	189
Naepo Green Energy Co., Ltd.		—	29,200	—	—	(995)	(141)	—	28,064
Goseong Green Energy Co. Ltd.		—	2,900	—	—	(311)	—	(3)	2,586
Gangneung Eco Power Co., Ltd.		—	2,900	—	—	(117)	—	—	2,783
Shin Pyeongtaek Power Co., Ltd.		—	40	—	—	(40)	—	—	—
Hyundai Asan Solar Power Co., Ltd.		462	—	(430)	—	(32)	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		91	101	—	—	31	(2)	—	221
Jeonnam Solar Co., Ltd.		696	—	(941)	—	241	4	—	—
DS POWER Co., Ltd.		17,900	—	—	—	(2,258)	—	—	15,642
D Solarenergy Co., Ltd.		364	—	(418)	—	54	—	—	—
Dongducheon Dream Power Co., Ltd.		134,398	—	(29,782)	—	(4,071)	—	—	100,545
KS Solar Corp. Ltd.		537	—	—	—	(202)	(10)	—	325
KOSCON Photovoltaic Co., Ltd.		315	—	(351)	—	36	—	—	—

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Yeongwol Energy Station Co., Ltd.	￦	908	—	(410)	—	1,239	3	1	1,741
Yeonan Photovoltaic Co., Ltd.		123	—	(128)	—	5	—	—	—
Q1 Solar Co., Ltd.		983	—	(1,123)	—	140	—	—	—
Jinbhuvish Power Generation Pvt. Ltd.		8,495	—	—	—	(197)	46	—	8,344
Best Solar Energy Co., Ltd.		898	—	(1,242)	—	344	—	—	—
Seokcheon Solar Power Co., Ltd.		1,046	—	(1,041)	(49)	48	1	(5)	—
SE Green Energy Co., Ltd.		3,745	—	—	—	(122)	—	—	3,623
Daegu Photovoltaic Co., Ltd.		1,334	—	—	—	247	—	—	1,581
Jeongam Wind Power Co., Ltd.		324	—	—	—	(231)	—	—	93
Korea Power Engineering Service Co., Ltd.		585	—	—	—	787	—	(38)	1,334
Golden Route J Solar Power Co., Ltd.		99	—	(75)	—	(24)	—	—	—

		4,124,574	51,788	(43,208)	(23,521)	131,766	82,481	17,950	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.		9,537	—	—	—	(493)	—	(2)	9,042
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,161	—	—	(740)	(346)	439	—	27,514
Shuweihat Asia Power Investment B.V.		64	59,576	—	—	6,077	(49,428)	(48)	16,241
Shuweihat Asia Operation & Maintenance Company		29	—	—	(869)	1,172	14	(1)	345
Waterbury Lake Uranium L.P.		23,042	762	—	—	—	1,285	(3,079)	22,010
ASM-BG Investicii AD		20,088	—	—	—	1,131	(1,611)	—	19,608
RES Technology AD		16,045	—	—	—	(78)	(1,242)	—	14,725
KV Holdings, Inc.		1,842	—	—	—	—	60	—	1,902
KEPCO SPC Power Corporation		143,294	—	—	(8,069)	48,623	6,640	31	190,519
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		2,202	—	—	—	(2,190)	(12)	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		19,237	—	—	—	(2,012)	242	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		166,330	—	—	(8,951)	9,144	2,973	—	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,604	—	—	(788)	531	192	—	10,539
Rabigh Electricity Company		—	—	—	—	25,040	(18,709)	1,790	8,121
Rabigh Operation & Maintenance Company		4,082	—	—	(2,546)	2,945	147	—	4,628
Jamaica Public Service Company Limited (*)		268,022	—	—	—	—	—	(41,130)	226,892
KW Nuclear Components Co., Ltd.		2,476	—	—	(1,399)	1,821	—	1	2,899
Busan Shinho Solar power Co., Ltd.		2,871	—	—	—	423	(10)	—	3,284
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)		173,915	117,600	(88,962)	—	(580)	(161)	(403)	201,409
YEONGAM Wind Power Co., Ltd.		11,424	—	(12,533)	—	1,109	—	—	—
Global Trade Of Power System Co., Ltd		249	—	—	—	94	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		1,863	—	(1,276)	(237)	1,737	—	—	2,087
KODE NOVUS 1 LLC.		14,237	—	—	—	(2,324)	294	—	12,207
KODE NOVUS 2 LLC.		9,510	—	—	—	(1,592)	330	—	8,248
Daejung Offshore Wind Power Co., Ltd.		4,135	—	—	—	(424)	—	—	3,711
Amman Asia Electric Power Company		111,315	6,755	—	—	23,324	(19,003)	—	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,758	—	—	—	(141)	—	—	4,617
Dangjin Echo Power Co., Ltd. (Formerly, Dongbu Power Dangjin Corporation)		39,102	—	—	—	(1,235)	(35)	5	37,837
Honam Wind Power Co., Ltd.		1,933	—	—	—	248	1,254	120	3,555
Nepal Water & Energy Development Company Pty Ltd.		10,409	8,018	—	—	(928)	373	—	17,872
Chun-cheon Energy Co., Ltd.		—	15	—	—	(15)	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.		—	3,000	—	—	(33)	—	(5)	2,962

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Nghi Son 2 Power Ltd.	￦	—	350	—	—	(268)	(14)	34	102
Kelar S.A		4,180	—	—	—	(1,047)	407	(384)	3,156
PT. Tanjung Power Indonesia		361	359	—	—	(60)	39	—	700
Incheon New Power Co., Ltd.		449	—	—	—	9	—	7	465
Seokmun Energy Co., Ltd.		415	—	—	—	(415)	—	—	—

		1,106,181	196,435	(102,771)	(23,599)	109,247	(75,536)	(43,063)	1,166,894

	￦	5,230,755	248,223	(145,979)	(47,120)	241,013	6,945	(25,113)	5,508,724

(*)	It has been determined that there is objective evidence of impairment as a result of one or more events including that a financial institution granted Jamaica Public Service Company Limited («JPS») a concession that the financial institution would not otherwise consider. As of December 31, 2014, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of ￦52,279 million is recognized as profit or loss. The recoverable amount of JPS is its value in use which is calculated based on the most recent financial budget of future cash flows for a period of 10 years approved by management and the discount rate used to calculate the value in use is 10.15%.

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2013 and 2014 are as follows:

		2013
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	461,503	305,157	295	(52)
Korea Gas Corporation		43,666,375	34,733,597	37,458,950	(200,707)
Korea Electric Power Industrial Development Co., Ltd.		139,764	62,350	289,085	12,658
YTN Co., Ltd.		410,384	230,977	120,124	3,090
Cheongna Energy Co., Ltd.		429,095	370,940	44,455	(11,278)
Gangwon Wind Power Co., Ltd.		141,572	54,000	38,973	20,035
Hyundai Green Power Co., Ltd.		1,217,193	837,339	339,567	29,580
Korea Power Exchange		214,012	24,469	84,257	13,592
AMEC Partners Korea		1,594	600	1,650	251
Hyundai Energy Co., Ltd.		548,467	449,949	33,010	(41,604)
Ecollite Co., Ltd.		5,085	2,005	—	(2,663)
Taebaek Wind Power Co., Ltd.		58,705	36,495	11,595	6,986
Alternergy Philippine Investments Corporation		3,088	89	—	(664)
Muju Wind Power Co., Ltd.		10,830	—	—	(13)
Pyeongchang Wind Power Co., Ltd.		2,400	1	—	(55)
Daeryun Power Co., Ltd.		608,267	484,032	—	(1,321)
JinanJangsu Wind Power Co., Ltd.		310	—	—	(1)
Changjuk Wind Power Co., Ltd.		51,653	30,506	11,818	7,635
KNH Solar Co., Ltd.		29,530	24,449	4,940	1,073
SPC Power Corporation		140,236	15,138	53,862	29,730
Gemeng International Energy Co., Ltd.		5,758,480	3,968,262	1,642,121	102,631
PT. Cirebon Electric Power		1,004,891	885,522	300,011	37,466
KNOC Nigerian East Oil Co., Ltd.		237,211	290,240	—	(7,445)
KNOC Nigerian West Oil Co., Ltd.		143,874	191,302	—	(5,363)
Dolphin Property Limited		6,173	7,053	558	(159)
E-Power S.A.		66,262	51,951	35,601	5,218
PT Wampu Electric Power		122,733	89,862	27,048	(659)
PT. Bayan Resources TBK		1,525,745	1,194,968	1,256,526	(19,401)
S-Power Co., Ltd.		614,591	346,429	—	(388)
Pioneer Gas Power Limited		199,974	135,845	135	65
Eurasia Energy Holdings		540	963	3,414	(297)
Xe-Pian Xe-Namnoy Power Co., Ltd.		127,858	75,138	70	(1,239)
Busan Solar Co., Ltd.		25,244	21,501	2,666	256
Hadong Mineral Fiber Co., Ltd.		12	—	—	(4)
Green Biomass Co., Ltd.		6,962	6,458	—	(1,298)
Gumi-ochang Photovoltaic Power Co., Ltd.		20,091	16,197	3,885	1,068
Chungbuk Photovoltaic Power Co., Ltd.		7,553	5,709	1,133	20
Cheonan Photovoltaic Power Co., Ltd.		6,032	4,554	1,024	228
PT. Mutiara Jawa		13,939	8,435	—	(1,987)
Hyundai Asan Solar Power Co., Ltd.		26,298	22,169	—	(90)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		324	—	—	—
Jeonnam Solar Co., Ltd.		7,591	632	—	(2)
DS POWER Co., Ltd.		184,783	61,135	6,831	(352)
D Solarenergy Co., Ltd.		29,537	25,909	29	(361)
Dongducheon Dream Power Co., Ltd.		1,159,917	845,337	—	(9,713)
KS Solar Corp. Ltd.		22,433	19,756	188	(524)
KOSCON Photovoltaic Co., Ltd.		13,213	11,556	1,411	367

		2013
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Yeongwol Energy Station Co., Ltd.	￦	89,122	82,292	—	(6,747)
Yeonan Photovoltaic Co., Ltd.		8,111	7,463	411	(178)
Q1 Solar Co., Ltd.		25,771	22,259	1,906	(36)
Jinbhuvish Power Generation Pvt. Ltd.		63,830	4,798	—	—
Best Solar Energy Co., Ltd.		25,490	21,583	86	(1,495)
Seokcheon Solar Power Co., Ltd.		14,602	3,847	1,873	786
SE Green Energy Co., Ltd.		8,148	307	—	(119)
Daegu Photovoltaic Co., Ltd.		22,580	17,980	1,829	439
Jeongam Wind Power Co., Ltd.		855	44	—	(1,189)
Korea Power Engineering Service Co., Ltd.		2,123	107	4,658	1,016
Golden Route J Solar Power Co., Ltd.		5,623	4,637	711	171

<Joint ventures>
KEPCO-Uhde Inc.		16,136	1,686	—	(1,137)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		168,058	97,656	21,013	2,392
Shuweihat Asia Power Investment B.V.		152	23	—	(70)
Shuweihat Asia Operation & Maintenance Company		181	128	—	—
Waterbury Lake Uranium L.P.		57,600	131	—	—
ASM-BG Investicii AD		108,869	68,692	15,364	5,249
RES Technology AD		100,140	68,050	10,110	699
KV Holdings, Inc.		4,606	—	—	768
KEPCO SPC Power Corporation		499,241	308,691	170,681	26,856
Canada Korea Uranium Limited Partnership		41,636	42	—	—
KEPCO Energy Resource Nigeria Limited		416,632	409,294	—	(11,328)
Gansu Datang Yumen Wind Power Co., Ltd.		113,565	65,472	10,397	(3,245)
Datang Chifeng Renewable Power Co., Ltd.		932,146	516,236	115,588	26,302
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		71,338	44,827	9,755	2,316
Rabigh Electricity Company		2,684,208	2,486,086	237,775	34,116
Rabigh Operation & Maintenance Company		17,857	7,651	25,636	13,243
Jamaica Public Service Company Limited		1,270,886	762,970	1,194,263	(784)
KW Nuclear Components Co., Ltd.		24,401	18,898	9,785	3,551
Busan Shinho Solar power Co., Ltd.		56,191	44,746	8,944	3,025
STX Electric Power Co., Ltd.		367,307	12,378	—	(1,646)
YEONGAM Wind Power Co., Ltd.		94,823	71,509	939	(144)
Global Trade Of Power System Co., Ltd.		866	6	2,393	148
Expressway Solar-light Power Generation Co., Ltd.		21,435	15,009	2,804	(4,293)
KODE NOVUS 1 LLC.		115,450	96,442	2,819	(7,416)
KODE NOVUS 2 LLC.		57,931	38,523	1,530	(3,959)
Daejung Offshore Wind Power Co., Ltd.		8,299	12	—	(1,017)
Amman Asia Electric Power Company		669,925	484,400	—	(1,506)
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,972	643	387	(1,649)
Dongbu Power Dangjin Corporation		94,768	2,578	—	(3,235)
Honam Wind Power Co., Ltd.		25,887	19,519	—	(1,310)
Nepal Water & Energy Development Company Pty Ltd.		36,040	14,382	—	(1,572)

		2013
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Kelar S.A	￦	1,019	—	—	(1,573)
PT. Tanjung Power Indonesia		1,061	27	—	(22)
Incheon New Power Co., Ltd.		4,531	2,984	—	(13)
Seokmun Energy Co., Ltd.		1,647	426	—	(779)

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	666,935	517,892	43,908	(7,310)
Korea Gas Corporation		46,772,022	37,047,686	37,273,360	447,183
Korea Electric Power Industrial Development Co., Ltd.		151,511	76,953	329,215	13,118
YTN Co., Ltd.		335,740	149,337	114,743	11,289
Cheongna Energy Co., Ltd.		443,672	384,020	47,075	(11,585)
Gangwon Wind Power Co., Ltd.		123,242	41,002	28,829	11,708
Hyundai Green Power Co., Ltd.		1,215,849	826,080	503,197	40,797
Korea Power Exchange		223,080	25,059	86,735	13,289
AMEC Partners Korea		1,234	180	671	60
Hyundai Energy Co., Ltd.		549,560	467,245	88,001	(16,214)
Ecollite Co., Ltd.		2,467	443	—	39
Taebaek Wind Power Co., Ltd.		50,776	28,677	10,362	3,856
Muju Wind Power Co., Ltd.		10,826	—	—	(4)
Pyeongchang Wind Power Co., Ltd.		14,772	2	—	(513)
Daeryun Power Co., Ltd.		832,682	622,244	338,191	(9,213)
JinanJangsu Wind Power Co., Ltd.		308	—	—	(1)
Changjuk Wind Power Co., Ltd.		42,349	20,730	10,487	4,741
KNH Solar Co., Ltd.		28,451	21,992	4,913	1,315
SPC Power Corporation		174,917	49,131	63,969	30,959
Gemeng International Energy Co., Ltd.		5,690,748	3,727,276	1,497,330	183,604
PT. Cirebon Electric Power		985,975	828,393	266,963	23,363
KNOC Nigerian East Oil Co., Ltd.		247,785	310,719	—	(7,157)
KNOC Nigerian West Oil Co., Ltd.		150,644	208,323	—	(6,395)
Dolphin Property Limited		301	4	28	330
PT Wampu Electric Power		172,950	138,012	43,205	(5,121)
PT. Bayan Resources TBK		1,221,538	1,032,312	872,876	(119,250)
S-Power Co., Ltd.		944,442	678,431	56,822	(2,215)
Pioneer Gas Power Limited		237,922	169,289	—	96
Eurasia Energy Holdings		562	1,003	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		248,773	181,560	—	(2,326)
Busan Solar Co., Ltd.		27,512	23,202	4,489	579
Hadong Mineral Fiber Co., Ltd.		12	2	—	(1)
Green Biomass Co., Ltd.		9,378	9,745	2,062	(871)
PT. Mutiara Jawa		28,407	25,827	15	(3,114)
Samcheok Eco Material Co., Ltd.		23,831	23,000	—	(1,855)
Noeul Green Energy Co., Ltd.		1,045	101	—	(56)
Naepo Green Energy Co., Ltd.		118,202	5,944	1,283	(3,978)

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Goseong Green Energy Co. Ltd.	￦	27,540	789	—	(3,115)
Gangneung Eco Power Co., Ltd.		47,009	953	—	(1,756)
Shin Pyeongtaek Power Co., Ltd.		5,075	5,794	—	(819)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,422	2,632	289	111
DS POWER Co., Ltd.		417,861	296,862	44,819	(2,662)
Dongducheon Dream Power Co., Ltd.		1,516,412	1,201,566	—	615
KS Solar Corp. Ltd.		30,937	29,225	3,465	(1,149)
Yeongwol Energy Station Co., Ltd.		146,917	129,511	14,393	4,981
Jinbhuvish Power Generation Pvt. Ltd.		77,510	21,414	—	(3,817)
SE Green Energy Co., Ltd.		7,587	—	—	(255)
Daegu Photovoltaic Co., Ltd.		22,340	16,887	3,633	739
Jeongam Wind Power Co., Ltd.		241	9	—	(472)
Korea Power Engineering Service Co., Ltd.		7,410	2,809	18,859	3,171

<Joint ventures>
KEPCO-Uhde Inc.		16,424	2,747	—	(819)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		158,646	89,862	16,946	(540)
Shuweihat Asia Power Investment B.V.		33,315	2	—	12,379
Shuweihat Asia Operation & Maintenance Company		639	11	2,713	2,129
Waterbury Lake Uranium L.P.		56,797	2	—	—
ASM-BG Investicii AD		91,205	51,990	13,137	2,012
RES Technology AD		82,721	53,272	8,757	(307)
KV Holdings, Inc.		4,755	—	—	—
KEPCO SPC Power Corporation		464,305	210,956	169,615	63,005
Canada Korea Uranium Limited Partnership		35,990	132	—	(18)
KEPCO Energy Resource Nigeria Limited		378,677	399,871	—	(29,048)
Gansu Datang Yumen Wind Power Co., Ltd.		106,283	62,616	7,814	(4,399)
Datang Chifeng Renewable Power Co., Ltd.		902,645	478,805	100,712	22,849
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,354	44,005	8,464	1,444
Rabigh Electricity Company		2,544,622	2,325,205	284,837	57,444
Rabigh Operation & Maintenance Company		16,667	5,097	22,911	7,417
Jamaica Public Service Company Limited		1,100,431	725,307	841,390	13,183
KW Nuclear Components Co., Ltd.		25,591	19,115	9,722	4,200
Busan Shinho Solar power Co., Ltd.		53,399	40,261	8,115	1,320
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)		975,489	383,111	—	(1,389)
Global Trade Of Power System Co., Ltd.		1,690	509	5,037	322
Expressway Solar-light Power Generation Co., Ltd.		22,046	14,849	3,181	22
KODE NOVUS 1 LLC.		115,584	100,636	6,490	(4,648)
KODE NOVUS 2 LLC.		57,355	40,521	3,454	(3,034)
Daejung Offshore Wind Power Co., Ltd.		7,443	6	—	(849)
Amman Asia Electric Power Company		840,505	636,383	74,489	38,844
KEPCO-ALSTOM Power Electronics Systems, Inc.		24,203	15,150	18,536	(277)
Dangjin Echo Power Co., Ltd. (Formerly, Dongbu Power Dangjin Corporation)		125,481	16,112	—	(3,710)
Honam Wind Power Co., Ltd.		41,041	28,892	4,873	1,311
Nepal Water & Energy Development Company Pty Ltd.		37,541	9,193	—	(1,228)

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Chun-cheon Energy Co., Ltd.	￦	63,481	63,509	—	(78)
Yeonggwangbaeksu Wind Power CO., Ltd.		97,043	77,298	—	(218)
Nghi Son 2 Power Ltd.		318	111	—	(536)
Kelar S.A.		222,068	221,210	—	(1,610)
PT. Tanjung Power Indonesia		19,190	17,193	5,313	(175)
Incheon New Power Co., Ltd.		9,950	8,346	1,299	57
Seokmun Energy Co., Ltd.		16,920	17,078	—	(1,379)

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of December 31, 2013 and 2014 are as follows:

		2013
Investees		Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	156,346	47.80%	74,733	145	—	—	74,878
Korea Gas Corporation		8,932,779	21.57%	1,926,800	—	—	—	1,926,800
Korea Electric Power Industrial Development Co., Ltd.		77,414	29.00%	22,450	—	—	—	22,450
YTN Co., Ltd.		179,407	21.43%	38,447	—	(21)	—	38,426
Cheongna Energy Co., Ltd.		58,155	43.90%	25,530	2,584	—	—	28,114
Gangwon Wind Power Co., Ltd.		87,572	15.00%	13,136	—	—	49	13,185
Hyundai Green Power Co., Ltd.		379,853	29.00%	110,157	—	—	—	110,157
Korea Power Exchange		189,544	100.00%	189,544	—	—	—	189,544
AMEC Partners Korea		994	19.00%	189	—	—	—	189
Hyundai Energy Co., Ltd.		98,518	45.26%	44,589	—	(1,203)	—	43,386
Ecollite Co., Ltd.		3,080	36.10%	1,112	—	—	(1,112)	—
Taebaek Wind Power Co., Ltd.		22,210	25.00%	5,553	—	—	—	5,553
Alternergy Philippine Investments Corporation		3,000	50.00%	1,500	—	—	—	1,500
Muju Wind Power Co., Ltd.		10,830	25.00%	2,707	—	—	—	2,707
Pyeongchang Wind Power Co., Ltd.		2,399	25.00%	600	—	—	—	600
Daeryun Power Co., Ltd.		124,235	19.80%	24,599	—	—	—	24,599
JinanJangsu Wind Power Co., Ltd.		309	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,147	30.00%	6,344	—	—	—	6,344
KNH Solar Co., Ltd.		5,081	27.00%	1,372	—	—	—	1,372
SPC Power Corporation		125,098	38.00%	47,537	—	—	124	47,661
Gemeng International Energy Co., Ltd.		1,790,218	34.00%	608,674	—	—	—	608,674
PT. Cirebon Electric Power		119,369	27.50%	32,826	—	—	—	32,826
KNOC Nigerian East Oil Co., Ltd.		(53,029)	14.63%	(7,758)	—	—	7,758	—
KNOC Nigerian West Oil Co., Ltd.		(47,429)	14.63%	(6,939)	—	—	6,939	—
Dolphin Property Limited		(880)	15.00%	(132)	—	—	132	—
E-Power S.A.		14,311	30.00%	4,293	991	—	—	5,284
PT Wampu Electric Power		32,871	46.00%	15,121	—	—	—	15,121
PT. Bayan Resources TBK		330,776	20.00%	66,155	513,379	—	—	579,534
S-Power Co., Ltd.		268,161	40.00%	107,264	—	—	—	107,264
Pioneer Gas Power Limited		64,129	40.00%	25,652	18,014	—	—	43,666
Eurasia Energy Holdings		(423)	40.00%	(169)	—	—	169	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		52,720	25.00%	13,180	4,878	—	—	18,058
Busan Solar Co., Ltd.		3,743	19.80%	741	—	—	—	741
Hadong Mineral Fiber Co., Ltd.		12	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		504	34.00%	171	—	—	—	171

		2013
Investees		Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Gumi-ochang Photovoltaic Power Co., Ltd.	￦	3,894	10.00%	389	—	—	—	389
Chungbuk Photovoltaic Power Co., Ltd.		1,844	10.00%	184	—	—	—	184
Cheonan Photovoltaic Power Co., Ltd.		1,478	10.00%	148	—	—	—	148
PT. Mutiara Jawa		5,504	29.00%	1,596	70	—	—	1,666
Hyundai Asan Solar Power Co., Ltd.		4,129	10.00%	413	49	—	—	462
Heang Bok Do Si Photovoltaic Power Co., Ltd.		324	28.00%	91	—	—	—	91
Jeonnam Solar Co., Ltd.		6,960	10.00%	696	—	—	—	696
DS POWER Co., Ltd.		123,648	10.91%	13,495	—	—	4,405	17,900
D Solarenergy Co., Ltd.		3,627	10.00%	363	1	—	—	364
Dongducheon Dream Power Co., Ltd.		314,580	43.61%	137,188	(2,790)	—	—	134,398
KS Solar Corp. Ltd.		2,677	19.00%	509	28	—	—	537
KOSCON Photovoltaic Co., Ltd.		1,657	19.00%	315	—	—	—	315
Yeongwol Energy Station Co., Ltd.		6,829	13.30%	908	—	—	—	908
Yeonan Photovoltaic Co., Ltd.		648	19.00%	123	—	—	—	123
Q1 Solar Co., Ltd.		3,512	28.00%	983	—	—	—	983
Jinbhuvish Power Generation Pvt. Ltd.		59,032	5.16%	3,046	5,449	—	—	8,495
Best Solar Energy Co., Ltd.		3,906	23.00%	898	—	—	—	898
Seokcheon Solar Power Co., Ltd.		10,755	9.73%	1,046	—	—	—	1,046
SE Green Energy Co., Ltd.		7,841	47.76%	3,745	—	—	—	3,745
Daegu Photovoltaic Co., Ltd.		4,600	29.00%	1,334	—	—	—	1,334
Jeongam Wind Power Co., Ltd.		811	40.00%	324	—	—	—	324
Korea Power Engineering Service Co., Ltd.		2,016	29.00%	585	—	—	—	585
Golden Route J Solar Power Co., Ltd.		987	10.00%	99	—	—	—	99

<Joint ventures>
KEPCO-Uhde Inc.		14,450	66.00%	9,537	—	—	—	9,537
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,402	40.00%	28,161	—	—	—	28,161
Shuweihat Asia Power Investment B.V.		129	49.00%	63	—	—	—	63
Shuweihat Asia Operation & Maintenance Company		53	55.00%	29	—	—	—	29
Waterbury Lake Uranium L.P.		57,469	40.00%	22,988	—	—	54	23,042
ASM-BG Investicii AD		40,177	50.00%	20,088	—	—	—	20,088
RES Technology AD		32,090	50.00%	16,045	—	—	—	16,045
KV Holdings, Inc.		4,606	40.00%	1,842	—	—	—	1,842
KEPCO SPC Power Corporation		190,551	75.20%	143,294	—	—	—	143,294
Canada Korea Uranium Limited Partnership		41,594	12.50%	5,199	—	—	(5,199)	—
KEPCO Energy Resource Nigeria Limited		7,338	30.00%	2,202	—	—	—	2,202
Gansu Datang Yumen Wind Power Co., Ltd.		48,093	40.00%	19,237	—	—	—	19,237
Datang Chifeng Renewable Power Co., Ltd.		415,910	40.00%	166,364	—	—	(34)	166,330
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,510	40.00%	10,604	—	—	—	10,604
Rabigh Electricity Company		198,123	40.00%	79,249	—	(79,249)	—	—

		2013
Investees		Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Rabigh Operation & Maintenance Company	￦	10,206	40.00%	4,082	—	—	—	4,082
Jamaica Public Service Company Limited		507,916	40.00%	203,166	130,726	—	(65,870)	268,022
KW Nuclear Components Co., Ltd.		5,503	45.00%	2,476	—	—	—	2,476
Busan Shinho Solar power Co., Ltd.		11,445	25.00%	2,861	—	—	10	2,871
STX Electric Power Co., Ltd.		354,929	49.00%	173,915	—	—	—	173,915
YEONGAM Wind Power Co., Ltd.		23,315	49.00%	11,424	—	—	—	11,424
Global Trade Of Power System Co., Ltd.		860	29.00%	249	—	—	—	249
Expressway Solar-light Power Generation Co., Ltd.		6,426	29.00%	1,863	—	—	—	1,863
KODE NOVUS 1 LLC.		19,009	50.00%	9,504	4,733	—	—	14,237
KODE NOVUS 2 LLC.		19,408	49.00%	9,510	—	—	—	9,510
Daejung Offshore Wind Power Co., Ltd.		8,287	49.90%	4,135	—	—	—	4,135
Amman Asia Electric Power Company		185,525	60.00%	111,315	—	—	—	111,315
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,329	51.00%	4,758	—	—	—	4,758
Dongbu Power Dangjin Corporation		92,190	40.00%	36,876	2,226	—	—	39,102
Honam Wind Power Co., Ltd.		6,368	30.00%	1,910	23	—	—	1,933
Nepal Water & Energy Development Company Pty Ltd.		21,659	43.57%	9,437	972	—	—	10,409
Kelar S.A		1,019	65.00%	663	3,517	—	—	4,180
PT. Tanjung Power Indonesia		1,034	35.00%	361	—	—	—	361
Incheon New Power Co., Ltd.		1,548	29.00%	449	—	—	—	449
Seokmun Energy Co., Ltd.		1,221	34.00%	415	—	—	—	415

		2014
Investees		Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	149,043	47.80%	71,242	145	—	—	71,387
Korea Gas Corporation		9,724,336	21.57%	2,097,539	—	—	—	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		74,557	29.00%	21,622	—	—	—	21,622
YTN Co., Ltd.		186,403	21.43%	39,946	—	(57)	—	39,889
Cheongna Energy Co., Ltd.		59,652	43.90%	26,187	2,584	—	—	28,771
Gangwon Wind Power Co., Ltd.		82,239	15.00%	12,336	—	—	49	12,385
Hyundai Green Power Co., Ltd.		389,768	29.00%	113,033	—	—	—	113,033
Korea Power Exchange		198,021	100.00%	198,021	—	—	—	198,021
AMEC Partners Korea		1,054	19.00%	200	—	—	—	200
Hyundai Energy Co., Ltd.		82,315	46.30%	38,112	—	(1,162)	(1,025)	35,925
Ecollite Co., Ltd.		2,024	36.10%	731	—	—	(731)	—
Taebaek Wind Power Co., Ltd.		22,099	25.00%	5,525	—	—	—	5,525
Muju Wind Power Co., Ltd.		10,825	25.00%	2,706	—	—	—	2,706
Pyeongchang Wind Power Co., Ltd.		14,770	25.00%	3,693	—	—	—	3,693
Daeryun Power Co., Ltd.		210,438	19.45%	40,930	1,014	—	7	41,951
JinanJangsu Wind Power Co., Ltd.		308	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,619	30.00%	6,486	—	—	—	6,486
KNH Solar Co., Ltd.		6,459	27.00%	1,744	—	—	—	1,744
SPC Power Corporation		125,787	38.00%	47,799	—	—	—	47,799
Gemeng International Energy Co., Ltd.		1,963,472	34.00%	667,579	—	—	(1)	667,578

		2014
Investees		Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
PT. Cirebon Electric Power	￦	157,582	27.50%	43,335	—	—	—	43,335
KNOC Nigerian East Oil Co., Ltd.		(62,934)	14.63%	(9,207)	—	—	9,207	—
KNOC Nigerian West Oil Co., Ltd.		(57,679)	14.63%	(8,438)	—	—	8,438	—
Dolphin Property Limited		297	15.00%	45	—	—	16	61
PT Wampu Electric Power		34,938	46.00%	16,071	—	—	—	16,071
PT. Bayan Resources TBK		189,227	20.00%	37,845	502,166	—	—	540,011
S-Power Co., Ltd.		266,011	40.00%	106,405	—	(2,161)	—	104,244
Pioneer Gas Power Limited		68,632	40.00%	27,453	23,147	—	68	50,668
Eurasia Energy Holdings		(441)	40.00%	(176)	—	—	176	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		67,214	25.00%	16,803	5,971	(333)	(289)	22,152
Busan Solar Co., Ltd.		4,311	19.80%	853	—	—	—	853
Hadong Mineral Fiber Co., Ltd.		10	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		(367)	34.00%	(125)	—	—	125	—
PT. Mutiara Jawa		2,581	29.00%	748	70	—	—	818
Samcheok Eco Material Co., Ltd.		831	25.54%	212	—	—	—	212
Noeul Green Energy Co., Ltd.		944	20.00%	189	—	—	—	189
Naepo Green Energy Co., Ltd.		112,258	25.00%	28,064	—	—	—	28,064
Goseong Green Energy Co. Ltd.		26,751	9.67%	2,587	—	—	(1)	2,586
Gangneung Eco Power Co., Ltd.		46,055	6.04%	2,782	—	—	1	2,783
Shin Pyeongtaek Power Co., Ltd.		(719)	40.00%	(288)	—	—	288	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	—	221
DS POWER Co., Ltd.		121,000	10.91%	13,201	—	2,441	—	15,642
Dongducheon Dream Power Co., Ltd.		314,845	33.61%	105,820	—	(5,275)	—	100,545
KS Solar Corp. Ltd.		1,712	19.00%	325	—	—	—	325
Yeongwol Energy Station Co., Ltd.		17,406	10.00%	1,741	—	—	—	1,741
Jinbhuvish Power Generation Pvt. Ltd.		56,096	5.16%	2,895	5,449	—	—	8,344
SE Green Energy Co., Ltd.		7,587	47.76%	3,623	—	—	—	3,623
Daegu Photovoltaic Co., Ltd.		5,453	29.00%	1,581	—	—	—	1,581
Jeongam Wind Power Co., Ltd.		233	40.00%	93	—	—	—	93
Korea Power Engineering Service Co., Ltd.		4,601	29.00%	1,334	—	—	—	1,334

<Joint ventures>
KEPCO-Uhde Inc.		13,677	64.02%	8,756	—	—	286	9,042
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,785	40.00%	27,514	—	—	—	27,514
Shuweihat Asia Power Investment B.V.		33,312	49.00%	16,323	—	—	(82)	16,241
Shuweihat Asia Operation & Maintenance Company		628	55.00%	346	—	—	(1)	345
Waterbury Lake Uranium L.P.		56,796	40.00%	22,718	—	—	(708)	22,010
ASM-BG Investicii AD		39,215	50.00%	19,608	—	—	—	19,608
RES Technology AD		29,449	50.00%	14,725	—	—	—	14,725
KV Holdings, Inc.		4,755	40.00%	1,902	—	—	—	1,902
KEPCO SPC Power Corporation		253,349	75.20%	190,519	—	—	—	190,519
Canada Korea Uranium Limited Partnership		35,858	12.50%	4,482	—	—	(4,482)	—
KEPCO Energy Resource Nigeria Limited		(21,195)	30.00%	(6,358)	—	—	6,358	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,667	40.00%	17,467	—	—	—	17,467

		2014
Investees		Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Datang Chifeng Renewable Power Co., Ltd.	￦	423,839	40.00%	169,536	—	—	(40)	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,349	40.00%	10,539	—	—	—	10,539
Rabigh Electricity Company		219,417	40.00%	87,767	—	(79,646)	—	8,121
Rabigh Operation & Maintenance Company		11,570	40.00%	4,628	—	—	—	4,628
Jamaica Public Service Company Limited		375,124	40.00%	150,050	130,726	—	(53,884)	226,892
KW Nuclear Components Co., Ltd.		6,477	43.36%	2,808	91	—	—	2,899
Busan Shinho Solar power Co., Ltd.		13,138	25.00%	3,284	—	—	—	3,284
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)		592,379	34.00%	201,409	—	—	—	201,409
Global Trade Of Power System Co., Ltd.		1,181	29.00%	343	—	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		7,197	29.00%	2,087	—	—	—	2,087
KODE NOVUS 1 LLC.		14,949	50.00%	7,474	4,733	—	—	12,207
KODE NOVUS 2 LLC.		16,833	49.00%	8,248	—	—	—	8,248
Daejung Offshore Wind Power Co., Ltd.		7,437	49.90%	3,711	—	—	—	3,711
Amman Asia Electric Power Company		204,122	60.00%	122,473	—	—	(82)	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,052	51.00%	4,617	—	—	—	4,617
Dangjin Echo Power Co., Ltd. (Formerly, Dongbu Power Dangjin Corporation)		109,369	33.10%	36,201	1,636	—	—	37,837
Honam Wind Power Co., Ltd.		12,149	29.00%	3,523	32	—	—	3,555
Nepal Water & Energy Development Company Pty Ltd.		28,348	59.62%	16,900	972	—	—	17,872
Chun-cheon Energy Co., Ltd.		(28)	29.90%	(8)	—	—	8	—
Yeonggwangbaeksu Wind Power Co., Ltd.		19,745	15.00%	2,962	—	—	—	2,962
Nghi Son 2 Power Ltd.		206	50.00%	103	—	—	(1)	102
Kelar S.A		858	65.00%	558	2,424	—	174	3,156
PT. Tanjung Power Indonesia		1,996	35.00%	699	—	—	1	700
Incheon New Power Co., Ltd.		1,604	29.00%	465	—	—	—	465
Seokmun Energy Co., Ltd.		(158)	34.00%	(54)	—	—	54	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2014, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

	2014
	Unrecognized equity interest		Accumulated unrecognized equity interest
	In millions of won
Green Biomass Co., Ltd.	￦	125	125
Shin Pyeongtaek Power Co., Ltd.		288	288
KEPCO Energy Resource Nigeria Limited		6,358	6,358
Chun-cheon Energy Co., Ltd.		8	8
Seokmun Energy Co., Ltd.		54	54

(7)	As of December 31, 2014, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

As of December 31, 2014, Hyundai Energy Co., Ltd., an associate of the Company, which engages in the integrated energy business, carries long-term borrowings for project financing amounting to ￦450 billion from Korea Development Bank and others.

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

In addition, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of contract to sell their shares to the Company. In addition, if dividends to shareholders exceed annual revenue, the exceeding amount shall be evenly distributed to Yeocheon TPL Co., Ltd. and the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

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

(v)	Daeryun Power Co., Ltd.

All shareholders of Daeryun Power Co., Ltd. except for POSCO Engineering & Construction Co., Ltd., have agreed to acquire the shares held by POSCO Engineering & Construction Co., Ltd. This acquisition shall be made at issuance price of the share in proportion to each shareholder’s percentage of ownership within two months after the completion of EPC construction. In connection with this agreement, the company, one of the shareholders of Daeryun Power Co., Ltd., is obligated to acquire 1,210,772 shares of POSCO Engineering & Construction Co., Ltd.’s investment, which amounts to ￦6,054 million. In case of a merger of Daeryun Power Co., Ltd., remaining shareholders are obligated to pay the dissident shareholders’ share for their purchased price.

(vi)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders except for financial investors decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vii)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(viii)	Dongducheon Dream Power Co., Ltd.

In case financial investors decide to dispose of their shares in Dongducheon Dream Power Co., Ltd. 5 years after the commencement of commercial operation of the power plant, the Company is obligated to acquire those shares at fair value.

(ix)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd. and Dolphin Property Limited	The company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.
Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.
Busan Solar Co., Ltd.	Dividends cannot be declared or paid without the prior written consent of an agency, Consus Asset Management Co., Ltd. based on the loan agreement until the principal of a loan is paid off in full.
Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.
Daegu Green Power Co., Ltd.	Only if the condition is met with the loan agreement signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. Korea Exchange Bank, the deputy, permits the amount of the payments and dividend.
KS Solar Corp. Ltd.	Dividends can only be paid to shareholders when all conditions of a loan agreement are satisfied.

Company	Nature and extent of any significant restrictions
KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.
DS Power Co., Ltd.	Shares cannot be transferred whole or in partial, except for permitted by the agreement.
Samcheok Eco Material Co., Ltd.	The Company has the right to purchase the stocks should the preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) arrives and the entity should guarantee the promised yield when preferred stockholders sell their stocks.
Hyundai Green Power Co., Ltd.

•     After 15 years from the completion date of facility which is financed by financial investor’s equity investment, the financial investor and the consolidated entity have appraisal right against Hyundai Steel Company (the “Operating investor”) and the operating investor can also claim against the financial investor to sell their shares.

•     After 5 years from the completion date of additional facility, the operating investor has appraisal right against the consolidated entity and the financial investor when self-generating electricity is more profitable to Hyundai Steel Company’s cash flow rather than this business

•     After 5 years from the completion date of the additional facility, if there exists an agreement among those relevant parties, the operating investor may claim to dispose the entire shares of the consolidated entity and the shares owned by financial investor to the operating investor or to the third parties which designated by the operating investor.

•     After 25 years from the completion date or when operation of electricity generation business by Hyundai Green Power Co., Ltd is no longer feasible, the operating investor may claim to dispose the entire the shares of the consolidated entity and shares owned by financial investor to the operating investor or to third parties which are designated by the operating investor.

•     After 5 years from the completion date of additional facility, if there reaches no agreement within 60 days, even if price of fuel supply fluctuates due to statutory or other irresistible reasons so that Hyundai Green Power Co., Ltd. would face excessive gain or loss, the operating investor (consolidated entity and financial investor) may claim the consolidated entity and the financial investor (operating investor) to dispose (acquire) the entire shares.

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2013 and 2014 are as follows:

			2013
			Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
			In millions of won
Land	￦		13,784,026	(3,137)	—	—	13,780,889
Buildings			12,672,055	(45,396)	(4,121,506)	(852)	8,504,301
Structures			52,080,007	(193,189)	(14,259,717)	(1,183)	37,625,918
Machinery			47,073,366	(101,808)	(13,297,596)	(46,231)	33,627,731
Ships			5,014	—	(3,592)	—	1,422
Vehicles			195,045	(83)	(149,326)	—	45,636
Equipment			866,999	(707)	(679,842)	—	186,450
Tools			716,749	(312)	(577,085)	—	139,352
Construction-in- progress			27,452,032	(117,728)	—	—	27,334,304
Finance lease assets			2,385,231	—	(1,650,046)	—	735,185
Asset retirement costs			7,787,832	—	(2,133,236)	—	5,654,596
Others			7,679,146	—	(5,677,334)	—	2,001,812

		￦	172,697,502	(462,360)	(42,549,280)	(48,266)	129,637,596

		2014
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
		In millions of won
Land	￦	12,238,488	(3,103)	—		12,235,385
Buildings		13,631,985	(67,700)	(4,652,109)	—	8,911,323
Structures		54,734,376	(196,871)	(16,078,416)	(853)	38,457,906
Machinery		52,242,176	(108,750)	(16,735,238)	(1,183)	35,351,958
Ships		5,015	—	(3,930)	(46,230)	1,085
Vehicles		208,337	(76)	(157,761)	—	50,500
Equipment		965,806	(1,002)	(754,159)	—	210,645
Tools		776,321	(862)	(623,544)	—	151,915
Construction-in- progress		32,417,619	(123,938)	—	(38,107)	32,255,574
Finance lease assets		2,385,251	—	(1,772,856)	—	612,395
Asset retirement costs		7,849,712	—	(2,495,285)	—	5,354,427
Others		8,599,484	—	(6,380,098)	—	2,219,386

	￦	186,054,570	(502,302)	(49,653,395)	(86,373)	135,812,499

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

(2)	Changes in property, plant and equipment for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*)	Others	Ending balance
		In millions of won
Land	￦	13,504,739	23,651	(60,971)	—	—	316,607	13,784,026
(Government grants)		(3,106)	—	—	—	—	(31)	(3,137)
Buildings		8,554,893	10,009	(21,296)	(583,106)	—	589,197	8,549,697
(Government grants)		(44,387)	—	—	3,943	—	(4,952)	(45,396)
Structures		37,413,557	2,645	(194,106)	(1,967,475)	—	2,564,487	37,819,108
(Government grants)		(177,174)	—	1,733	8,389	—	(26,138)	(193,190)
Machinery		32,684,326	343,445	(135,269)	(3,334,480)	(1,161)	4,172,678	33,729,539
(Government grants)		(105,112)	—	376	9,507	—	(6,579)	(101,808)
Ships		1,786	—	—	(367)	—	3	1,422
Vehicles		37,245	2,579	(111)	(18,653)	—	24,659	45,719
(Government grants)		(128)	—	—	45	—	—	(83)
Equipment		183,156	45,087	(200)	(87,040)	—	46,155	187,158
(Government grants)		(923)	—	—	311	—	(96)	(708)
Tools		122,132	31,234	(226)	(56,143)	—	42,668	139,665
(Government grants)		(193)	—	—	155	—	(275)	(313)
Construction-in-progress		21,279,059	13,888,637	(1,515)	—		(7,714,152)	27,452,029
(Government grants)		(94,673)	(48,721)	—	—	—	25,669	(117,725)
Finance lease assets		863,677	—	(7,456)	(133,133)	—	12,097	735,185
Asset retirement cost		5,963,166	—	—	(559,624)	—	251,054	5,654,596
Others		2,194,100	7,531	(128)	(585,418)	—	385,727	2,001,812

	￦	122,376,140	14,306,097	(419,169)	(7,303,089)	(1,161)	678,778	129,637,596

(*)	The Company performed an impairment test on the individual asset of Korea South-East Power Co., Ltd., a 100% owned subsidiary and, as a result, the Company recognized the amount which the carrying amount exceeds its recoverable amount as impairment loss in the statement of comprehensive income.

		2014
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Land	￦	13,784,026	69,926	(32,912)	—	—	(1,582,552)	12,238,488
(Government grants)		(3,137)	—	63	—	—	(29)	(3,103)
Buildings		8,549,697	32,000	(10,706)	(590,298)	—	998,330	8,979,023
(Government grants)		(45,396)	—	200	5,040	—	(27,544)	(67,700)
Structures		37,819,108	3,184	(414,659)	(2,030,010)	—	3,277,154	38,654,777
(Government grants)		(193,190)	—	2,018	8,921	—	(14,620)	(196,871)
Machinery		33,729,539	271,073	(207,070)	(3,633,815)	—	5,300,981	35,460,708
(Government grants)		(101,808)	—	423	10,102	—	(17,467)	(108,750)
Ships		1,422	—	—	(342)	—	5	1,085
Vehicles		45,719	2,295	(25)	(21,096)	—	23,683	50,576
(Government grants)		(83)	—	—	47	—	(40)	(76)
Equipment		187,158	56,214	(171)	(85,612)	—	54,058	211,647
(Government grants)		(708)	—	—	376	—	(670)	(1,002)
Tools		139,665	30,806	(1,642)	(61,113)	—	45,061	152,777
(Government grants)		(313)	—	55	144	—	(748)	(862)
Construction-in-progress		27,452,029	14,112,746	(1,078)	—	(38,107)	(9,146,078)	32,379,512
(Government grants)		(117,725)	(42,150)	—	—	—	35,937	(123,938)
Finance lease assets		735,185	—	(348)	(122,088)	—	(354)	612,395
Asset retirement cost		5,654,596	—	—	(573,497)	—	273,328	5,354,427
Others		2,001,812	11,405	(53)	(702,985)	—	909,207	2,219,386

	￦	129,637,596	14,547,499	(665,905)	(7,796,226)	(38,107)	127,642	135,812,499

(*1)	Garorim Tidal Power Plant Co., Ltd. (“GTPP”), a 49% owned subsidiary, has not yet started its operation and it is not expected to operate based on the results of the business feasibility study. The Company has considered this to be an impairment indicator and performed an impairment test over the individual assets of GTPP. As a result, the Company recognized the amount which the carrying amount exceeds its recoverable amount as impairment loss in the statement of comprehensive income.

(*2)	‘Others’ includes ￦2,090,810 million which has transferred to assets held for sale (Notes 42) comprising land, buildings, and structures and the amount is ￦2,021,445 million, ￦69,363 million, and ￦2 million, respectively.

19.	Investment Properties

(1)	Investment properties as of December 31, 2013 and 2014 are as follows:

		2013
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	516,440	—	—	—	516,440
Buildings		37,120	(13)	(15,220)	—	21,887

	￦	553,560	(13)	(15,220)	—	538,327

		2014
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	301,483	—	—	—	301,483
Buildings		26,168	(10)	(10,377)	—	15,781

	￦	327,651	(10)	(10,377)	—	317,264

(2)	Changes in investment properties for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won
Land	￦	564,195	—	—	—	—	(47,755)	516,440
Buildings		26,270	—	—	(911)	—	(3,460)	21,899
(Government grants)		(242)	—	—	3	—	227	(12)

	￦	590,223	—	—	(908)	—	(50,988)	538,327

		2014
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won
Land	￦	516,440	—	—	—	—	(214,957)	301,483
Buildings		21,899	—	—	(824)	—	(5,284)	15,791
(Government grants)		(12)	—	—	4	—	(2)	(10)

	￦	538,327	—	—	(820)	—	(220,243)	317,264

(3)	Income and expenses related to investment properties for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Rental income	￦	8,517	10,986
Operating and maintenance expenses related to rental income		(908)	(820)

	￦	7,609	10,166

(4)	Fair value of investment properties as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	516,440	541,564	301,483	342,809
Buildings		21,887	22,680	15,781	16,523

	￦	538,327	564,244	317,264	359,332

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly notified individual land price after the IFRS adoption date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Services Contracts

(1)	Changes in balance of construction service contracts for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Increase and decrease(*)	Recognized revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE	￦	20,359,685	(135,311)	(1,701,963)	18,522,411
Kazakhstan EPC and others		607,230	754,895	(551,120)	811,005

	￦	20,966,915	619,584	(2,253,083)	19,333,416

(*)	For the year ended December 31, 2013, the increased balance of contracts from new orders and other is ￦777,955 million and the increased balance of contracts from changes in size of construction is ￦158,371 million.

		2014
		Beginning balance	Increase and decrease(*)	Recognized revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE	￦	18,522,411	548,656	(2,442,347)	16,628,720
Kazakhstan EPC and others		811,005	164,187	(522,838)	452,354

	￦	19,333,416	712,843	(2,965,185)	17,081,074

(*)	For the year ended December 31, 2014, the increased balance of contracts from new orders and other is ￦831,159 million and the increased balance of contracts from changes in size of construction is ￦118,316 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of December 31, 2013 and 2014 are as follows:

		2013
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE	￦	4,960,820	4,708,008	252,812	—
Kazakhstan EPC and others		1,087,779	1,024,156	63,623	—

	￦	6,048,599	5,732,164	316,435	—

		2014
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE	￦	7,403,167	6,969,719	433,448	—
Kazakhstan EPC and others		1,347,719	1,291,365	56,354	—

	￦	8,750,886	8,261,084	489,802	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Assets(*1)	Liabilities(*2)	Assets(*1)	Liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE	￦	—	812,642	—	934,799
Kazakhstan EPC and others		98,726	30,907	149,876	1,033

	￦	98,726	843,549	149,876	935,832

(*1)	Included in trade and other receivables, net, in the accompanying consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the accompanying consolidated statements of financial position.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2013 and 2014 are as follows:

		2013
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	335,489	(428)	(269,740)	—	65,321
Licenses and franchises		3,398	—	(3,190)	—	208
Copyrights, patents rights and other industrial rights		31,218	—	(6,265)	—	24,953
Mining rights		476,844	—	(6,286)	—	470,558
Development expenditures		722,082	(11,705)	(645,928)	—	64,449
Intangible assets under development		52,050	(7,792)	—	—	44,258
Usage rights of donated assets and other		373,376	(53)	(308,666)	—	64,657
Leasehold rights		19,112	—	(18,300)	—	812
Others		152,917	(1)	(64,889)	(12,579)	75,448

	￦	2,166,486	(19,979)	(1,323,264)	(12,579)	810,664

		2014
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	354,443	(488)	(301,887)	—	52,068
Licenses and franchises		3,398	—	(3,344)	—	54
Copyrights, patents rights and other industrial rights		31,929	—	(9,252)	—	22,677
Mining rights		510,869	—	(6,655)	—	504,214
Development expenditures		730,401	(8,183)	(674,544)	—	47,674
Intangible assets under development		74,909	(10,692)	—	—	64,217
Usage rights of donated assets and other		375,275	(43)	(317,588)	—	57,644
Leasehold rights		19,112	—	(18,333)	—	779
Others		156,503	(1)	(72,180)	(12,589)	71,733

	￦	2,256,839	(19,407)	(1,403,783)	(12,589)	821,060

(2)	Changes in intangible assets for as of December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	83,370	12,311	—	(39,419)	—	9,489	65,751
(Government grants)		(199)	—	—	160	—	(391)	(430)
Licenses and franchises		844	—	—	(636)	—	—	208
Copyrights, patents rights and other industrial rights		16,481	587	(1)	(2,130)	—	10,016	24,953
Mining rights		525,806	27,429	—	(1,698)	—	(80,979)	470,558
Development expenditures		80,689	651	—	(34,892)	—	29,706	76,154
(Government grants)		(12,371)	—	—	5,686	—	(5,020)	(11,705)
Intangible assets under development		44,316	30,608	—	—	(4)	(22,870)	52,050
(Government grants)		(7,305)	(5,845)	—	—	—	5,358	(7,792)
Usage rights of donated assets and other		72,343	—	—	(8,798)	—	1,165	64,710
(Government grants)		(64)	—	—	11	—	—	(53)
Leasehold rights		847	—	—	(35)	—	—	812
Others		79,058	3,266	(35)	(6,628)	(263)	51	75,449
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	883,814	69,007	(36)	(88,379)	(267)	(53,475)	810,664

		2014
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	65,751	7,135	—	(32,423)	—	12,093	52,556
(Government grants)		(430)	—	—	154	—	(212)	(488)
Licenses and franchises		208	—	—	(154)	—	—	54
Copyrights, patents rights and other industrial rights		24,953	451	—	(2,965)	—	238	22,677
Mining rights		470,558	28,472	—	(1,945)	—	7,129	504,214
Development expenditures		76,154	47	(1,810)	(28,555)	—	10,021	55,857
(Government grants)		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		52,050	33,202	(170)	—	(11)	(10,162)	74,909
(Government grants)		(7,792)	(3,597)	170	—	—	527	(10,692)
Usage rights of donated assets and other		64,710	—	—	(8,875)	—	1,852	57,687
(Government grants)		(53)	—	—	10	—	—	(43)
Leasehold rights		812	—	—	(33)	—	—	779
Others		75,449	2,914	(5)	(5,752)	(31)	(841)	71,734
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	810,664	68,624	(1,815)	(76,413)	(42)	20,042	821,060

(3)	Significant specific intangible assets as of December 31, 2013 and 2014 are as follows:

2013
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	8,163	1 year and 11 months ~ 2 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	8,750	8 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	8,629	3 years and 6 months
Development expenditures	Development of maintenance system for utility plant	KRW	2,212	3 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	7,448	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	5,840	3 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	45,648	7 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	3,641	5 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	3,536	7 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

2014
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	6,583	6 months ~ 1 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,750	7 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	5,381	2 years and 6 months
Development expenditures	Development of maintenance system for utility plant	KRW	1,649	2 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,396	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	4,316	2 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	39,352	6 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	3,089	4 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	2,969	6 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2013 and 2014, the Company recognized research and development expenses of ￦577,133 million and ￦545,735 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	3,107,082	—	3,123,341	—
Other trade payables		1,475,048	3,068,631	1,600,102	3,017,428
Accrued expenses		1,076,868	2,318	1,126,357	2,411
Leasehold deposits received		1,636	—	2,020	—
Other deposits received		115,216	90,055	166,143	96,531
Finance lease liabilities		115,308	769,658	109,374	660,061
Dividends payable		1,605	—	1,267	—
Others (*)		—	40,857	—	30,304

	￦	5,892,763	3,971,519	6,128,604	3,806,735

(*)	Details of others as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	40,834	—	30,304
Others		—	23	—	—

	￦	—	40,857	—	30,304

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Current liabilities
Short-term borrowings	￦	579,327	658,778
Current portion of long-term borrowings		893,532	455,484
Current portion of debt securities		6,625,007	5,994,205
Less: Current portion of discount on long-term borrowings		(1,997)	(908)
Less: Current portion of discount on debt securities		(8,371)	(2,807)

		8,087,498	7,104,752

Non-current liabilities
Long-term borrowings		4,555,769	3,490,700
Debt securities		48,367,149	52,359,905
Less : Discount on long-term borrowings		(17,379)	(15,494)
Less : Discount on debt securities		(105,240)	(115,807)
Add: Premium on debt securities		353	271

		52,800,652	55,719,575

	￦	60,888,150	62,824,327

(2)	Short-term borrowings as of December 31, 2013 and 2014 are as follows:

2013
Type	Creditor	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
Local short-term borrowings	Shinhan Bank and others	2.78	—	￦	70,000
Local commercial paper	Korea Exchange Bank and others	2.80 ~ 2.85	—		297,500
Foreign short-term borrowings	ANZ and others	0.67~ 6.50	USD 154,313		162,846
Foreign short-term borrowings	Scotia Bank	TIIE + 1.25	USD 5,447		5,748
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.27	—		43,233

				￦	579,327

2014
Type	Creditor	Interest rate (%)	Foreign currency	Local currency
	In millions of won and thousands of foreign currencies
Local short-term borrowings	KTB Investment & Securities	2.12	—	￦	310,000
Local commercial paper	Shinhan Bank and others	2.12 ~ 2.20	—		310,000
Foreign short-term borrowings	Mizuho Bank and others	0.47 ~ 6.50	USD 16,366		17,990
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.27	—		20,788

				￦	658,778

(3)	Long-term borrowings as of December 31, 2013 and 2014 are as follows:

2013
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2014~2044	—	￦	8,109
	Facility	4.60	2028	—		43,600
	Facility	3yr KTB rate - 1.25	2027	—		9,000
Korea Exchange Bank	Commercial Paper	3M CD + 0.03~0.54	2014~2016	—		1,300,000
	Facility	3yr KTB rate - 1.75	2021	—		11,779
	Facility	4.60	2028	—		20,000
	Energy rationalization	3yr KTB rate - 1.75	2015~2019	—		1,050
	Energy rationalization	2.75~3.20	2015~2016	—		7,381
Korea Industrial Bank	Development of power resources	4.00	2016	—		14,200
	Others	3yr KTB rate - 1.25	2016	—		12,000
Kookmin Bank	Development of power resources	4.00	2015	—		12,540
Hana Bank	Development of power resources	4.00	2014	—		8,000
	Others	3yr KTB rate - 1.25	2024~2025	—		12,300
	PF Refinancing	CD + 1.7	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,991
Export-Import Bank of Korea	Project loans	2.00	2026	—		36,827

2013
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Korea Development Bank	Facility	1yr KoFC bond rate + 0.20 ~ 0.31	2018~2019	—	￦	2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate - 2.25	2014~2027	—		64,202
	Facility	0.75~1.75	2023	—		5,355
	Project loans	—	—	—		8,677
	Others	3yr KTB rate - 2.25	2024~2025			13,707
Shinhan Bank and others	Facility	3yr AA- CB rate + 1.10	2028	—		30,000
Woori Bank	PF Refinancing	CD + 1.7	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,991
Others	Facility	4.60~5.80	2025~2028	—		159,200
	PF Refinancing	4.80	2026	—		17,267
	PF Refinancing	CD + 1.7	2026			524
	Others	3yr KTB rate - 2.25	2023~2028	—		30,774

						4,193,700

Korea National Oil Corporation	Project loans	3yr KTB rate - 2.25	—	USD 8,784		9,270
Export-Import Bank of US	Project loans	4.48	2014	USD 5,598		5,908
JBIC	Project loans	6M Libor + 0.012	2014	USD 10,301		10,870
Export-Import Bank of Korea and others	Project loans	7.20	2014	USD 2,803		2,958
	Term loan	LIBOR + 2.25	2033	USD 151,921		160,322
	Direct loan and others	LIBOR + 2.6~3.7	2027	JOD 129,975		194,062
Proparco and others	Shareholder’s loan	LIBOR + 3.7	2027	USD 106,249		112,125
PT PJB	Shareholder’s loan	8.00	2031	JOD 8,498		12,688
	Shareholder’s loan	6.50	—	USD 31,876		33,639
	Shareholder’s loan	12.75	2017	IDR 22,446,293		1,939
SMBC and others	Commercial loan and others	LIBOR + 1.5 2.5	2030~2033	USD 131,603		138,881
HSBC and others	Syndicated loan	3M LIBOR + 0.27~1.50	2014~2017	USD 374,124		394,813
Others	Others	—	2019~2031	USD 11,276		11,900
	Others	LIBOR + 0.95	—	USD 157,516		166,226

						1,255,601

						5,449,301

Less : Discount of long-term borrowings						(19,376)
Less : Current portion of long-term borrowings						(893,532)
Add : Current portion of discount of long-term borrowings						1,997

					￦	4,538,390

2014
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2015~2044		—	￦	7,178
	Facility	4.60	2028		—		43,600
	Facility	3yr KTB rate - 1.25	2027		—		9,000
Korea Exchange Bank	Commercial Paper	3M CD + 0.03~0.54	2015~2017		—		900,000
	Facility	3yr KTB rate - 1.25	2021~2028		—		11,071
	Facility	4.60	2028		—		20,000
	Energy rationalization	3yr KTB rate - 1.25	2019		—		850
	Energy rationalization	3.20 ~ 3.70	2016		—		3,835
Korea Industrial Bank	Others	3yr KTB rate - 1.25	2016		—		8,000
Hana Bank	PF Refinancing	CD + 1.7	2026		—		21,613
	PF Refinancing	4.80	2026		—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026		—		33,881
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.20 ~ 0.31	2018~2019		—		1,500,000
Korea Resources Corporation	Development of power resources	3yr KTB rate - 2.25	2022~2027		—		48,167
	Facility	3yr KTB rate - 2.25	2023~2024		—		4,958
	Project loans	—	2022~2027		—		8,677
	Others	3yr KTB rate - 2.25	2024~2025		—		13,661
Shinhan Bank and others	Facility	3yr AA- CB rate + 1.10	2028		—		30,000
	Facility	3.35	2017		—		10,000
Woori Bank	PF Refinancing	CD + 1.7	2023~2026		—		21,613
	PF Refinancing	4.80	2026		—		11,991
Others	Facility	4.60~5.80	2025~2028		—		157,320
	Facility	—	2017~2028				26,600
	PF Refinancing	4.80	2026		—		17,267
	PF Refinancing	CD + 1.7	2026		—		523
	Others	—	—		—		38,981
	Others	3yr KTB rate - 2.25	2028		—		7,250

							2,968,028

Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,784		9,656
Export-Import Bank of Korea and others	Direct loan and others	3M LIBOR + 2.60~3.70	2027	JOD	197,907		307,324
	Commercial loan	3M LIBOR + 1.50~2.50	2015~2033	USD	308,697		339,320

2014
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
		In millions of won and thousands of foreign currencies
SCNT and others	Shareholder’s loan	6.50~8.00	2033~2034	USD	35,165		38,654
	Shareholder’s loan	8.00	2031	JOD	8,498		13,197
PT PJB	Shareholder’s loan	12.75	2017	IDR	22,307,699		1,970
HSBC and others	Syndicated loan	3M LIBOR + 0.27~1.50	2017~2019	USD	52,949		58,201
Others	Others	3M LIBOR + 0.95	2016	USD	180,893		198,838
	Others	—	2019	USD	10,004		10,996

							978,156

							3,946,184

Less : Discount of long-term borrowings							(16,402)
Less : Current portion of long-term borrowings							(455,484)
Add : Current portion of discount of long-term borrowings							908

						￦	3,475,206

(4)	Local debt securities as of December 31, 2013 and 2014 are as follows:

	Issue date	Maturity	Interest rate (%)		2013	2014
	In millions of won
Electricity Bonds(*)	2008.10.27~ 2014.08.27	2015.01.11~ 2033.08.06	2.73~7.19	￦	27,290,000	25,820,000
Electricity Bonds	2010.05.28~ 2013.06.25	2015.05.28~ 2018.06.25	3M CD + 0.25~1.05		1,160,000	1,160,000
Corporate Bonds	2009.05.04~ 2014.12.18	2015.02.18~ 2040.12.10	2.20~5.84		15,150,010	19,570,010

					43,600,010	46,550,010

Less : Discount on local debt securities					(37,675)	(43,517)
Less : Current portion of local debt securities					(4,250,000)	(4,400,000)
Add : Current portion of discount on local debt securities					679	611

				￦	39.313,014	42,107,104

(*)	Electricity Bonds 885 (￦40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.

(5)	Foreign debt securities as of December 31, 2013 and 2014 are as follows:

	2013
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00~8.37	USD	250,022	￦	263,848
FY-97	1997.01.31 ~ 1997.08.04	2027.01.31 ~ 2027.08.04	6.75~7.00	USD	314,717		332,121
FY-04	2004.04.21 ~ 2004.07.21	2014.07.21 ~ 2034.04.21	5.13~5.75	USD	450,000		474,885
FY-06	2006.03.14 ~ 2006.09.29	2016.03.14 ~ 2016.09.29	5.50~6.00	USD	650,000		685,945
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		200,932
FY-09	2009.06.17 ~ 2009.07.21	2014.06.17 ~ 2014.07.21	5.50~6.25	USD	1,500,000		1,582,950
FY-10	2010.09.16 ~ 2010.10.05	2015.09.16 ~ 2015.10.05	3.00~3.13	USD	1,200,000		1,266,360
FY-10	2010.07.29 ~ 2010.11.18	2015.07.29 ~ 2015.11.18	3M USD Libor+1.00 ~ 1.64	USD	250,000		263,825
FY-11	2011.07.13 ~ 2011.07.29	2017.01.29 ~ 2021.07.13	3.63~4.75	USD	800,000		844,240
FY-11	2011.02.18 ~ 2011.04.15	2014.04.15 ~ 2014.09.17	3M USD Libor+0.80~1.00	USD	300,000		316,590
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.50~3.00	USD	1,750,000		1,846,775
FY-13	2013.02.20 ~ 2013.07.25	2018.02.20 ~ 2018.07.25	3M USD Libor+0.84~1.50	USD	500,000		527,650
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		305,487
FY-13	2013.09.26 ~ 2013.10.23	2019.03.26 ~ 2019.04.23	1.50~1.63	CHF	400,000		475,468
FY-13	2013.02.05 ~ 2013.11.27	2018.02.05 ~ 2018.11.27	1.88~3.16	USD	1,900,000		2,005,070

							11,392,146

Less : Discount on foreign debt securities							(75,936)
Add : Premium on debt securities							353
Less : Current portion of foreign debt securities							(2,375,007)
Add : Current portion of discount on foreign debt securities							7,692

						￦	8,949,248

	2014
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD	249,470	￦	274,217
FY-97	1997.01.31~ 1997.08.04	2027.01.31~ 2027.08.04	6.75~7.00	USD	314,717		345,937
FY-04(*)	2004.04.21	2034.04.21	5.13	USD	286,920		315,382
FY-06	2006.03.14~ 2006.09.29	2016.03.14~ 2016.09.29	5.50~6.00	USD	650,000		714,480
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		184,028
FY-10	2010.09.16~ 2010.10.05	2015.09.16~ 2015.10.05	3.00~3.13	USD	1,200,000		1,319,040
FY-10	2010.07.29~ 2010.11.18	2015.07.29~ 2015.11.18	3M Libor+1.00~1.64	USD	250,000		274,800
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD	800,000		879,360
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD	1,750,000		1,923,600
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD	1,900,000		2,088,480
FY-13	2013.09.26~ 2013.10.23	2018.04.23~ 2019.03.26	1.50~1.63	CHF	400,000		444,572
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		292,204
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD	500,000		549,600
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~2.75	USD	1,500,000		1,648,800
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.50	USD	500,000		549,600

							11,804,100

Less : Discount on foreign debt securities							(75,097)
Add : Premium on debt securities							272
Less : Current portion of foreign debt securities							(1,594,205)
Add : Current portion of discount on foreign debt securities							2,196

						￦	10,137,265

(*)	For Global 4 in FY-04, early redemption of USD 13,080,000 was requested during the year ended December 31, 2014 and the remaining amount is USD 286,920,000 as of December 31, 2014.

24.	Finance Lease Liabilities

(1)	Lease contracts

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

(2)	Finance lease liabilities as of December 31, 2013 and 2014 are as follows and are included in current and non-current trade and other payables, net, in the accompanying consolidated statements of financial position:

		2013		2014
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	202,309	115,308	184,809	109,374
1 ~ 5 years		716,928	521,031	619,828	459,302
More than 5 years		381,742	248,627	294,032	200,759

	￦	1,300,979	884,966	1,098,669	769,435

(3)	Current and non-current portion of financial lease liabilities as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Current finance lease liabilities	￦	115,308	109,374
Non-current finance lease liabilities		769,658	660,061

	￦	884,966	769,435

(4)	Lease payments recognized as an expense from a lessee position for the years ended December 31, 2013 and 2014 are as follows:

In millions of won		2013	2014
		In millions of won
Minimum lease payment	￦	266,381	240,230
Contingent rent payment		(15,033)	(17,402)

(5)	The Company does not have any irrevocable operating lease contracts as of December 31, 2013 and 2014.

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Defined benefit obligations	￦	2,064,505	1,268,197
Other long-term employee benefit obligations		72,791	9,218

	￦	2,137,296	1,277,415

(2)	Principal assumptions on actuarial valuation as of December 31, 2013 and 2014 are as follows:

	2013	2014
Discount rate	3.72%~4.12%	2.86%~4.07%
Future salary and benefit levels	4.80%	5.42%
Weighted average duration	12.90 years	13.24 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Current service cost	￦	348,945	291,115
Interest cost		100,315	97,603
Expected return on plan assets		(15,975)	(22,291)
Past service cost		—	(167,998)
Loss from settlement		—	(62,292)

	￦	433,285	136,137

Expenses as described above are recognized in those items below in the financial statements.

		2013	2014
		In millions of won
Cost of sales	￦	308,642	114,143
Selling and administrative expenses		75,681	7,263
Others (Construction-in-progress and others)		48,962	14,731

	￦	433,285	136,137

In addition, for the years ended December 31, 2013 and 2014, employee benefit obligations expenses of ￦41,289 million and ￦33,700 million, respectively, is recognized as cost of sales, and ￦5,370 million and ￦5,154 million, respectively, is recognized as selling and administrative expenses, and ￦11,092 million and ￦8,631 million, respectively relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Present value of defined benefit obligation from funded plans	￦	2,629,057	1,992,447
Fair value of plan assets		(564,552)	(724,250)

		2,064,505	1,268,197

Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	2,064,505	1,268,197

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Beginning balance	￦	2,542,207	2,629,057
Current service cost		348,945	291,115
Interest cost (*)		100,315	97,603
Remeasurement component		(204,478)	145,648
Past service cost		—	(167,998)
Loss from settlement		—	(62,292)
Actual payments		(157,711)	(941,208)
Others		(221)	522

Ending balance	￦	2,629,057	1,992,447

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Beginning balance	￦	472,342	564,552
Expected return		15,975	22,291
Remeasurement component		243	(6,602)
Contributions by the employers		90,011	231,342
Contributions by the employees		11,709	—
Actual payments		(25,532)	(81,029)
Assets decreased through settlement		—	(6,572)
Others		(196)	268

Ending balance	￦	564,552	724,250

In addition, gain or loss on accumulated remeasurement component amounted to ￦39,591 million and ￦(-)116,707 million and has been recognized as other comprehensive income for the years ended December 31, 2013 and 2014, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Equity instruments	￦	35,463	41,298
Debt instruments		124,056	163,528
Bank deposit		117,626	108,234
Others		287,407	411,190

	￦	564,552	724,250

For the years ended December 31, 2013 and 2014, actual returns on plan assets are amounted to ￦16,218 million and ￦15,669 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Actuarial gain from changes in demographic assumptions	￦	100,715	—
Actuarial gain (loss) from changes in financial assumptions		(351,257)	218,859
Experience adjustments		46,064	(73,211)
Expected return		(243)	6,602

	￦	(204,721)	152,250

Remeasurement component recognized as other comprehensive income (loss) is recorded in retained earnings.

26.	Provisions

(1)	Provisions as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits	￦	777,419	—	707,310	—
Provision for employment benefits		777,419	—	707,310	—

Litigation		—	23,720	116,395	83,894
Litigation provisions		—	23,720	116,395	83,894

Decommissioning cost		—	12,568,622	—	13,434,606
Nuclear plants		—	9,887,621	—	10,331,270
Spent fuel		—	1,211,440	—	1,298,749
Waste		—	1,249,062	—	1,604,241
PCBs		—	219,704	—	199,518
Other recovery provisions		—	795	—	828

Others		336,398	9,972	450,481	10,510
Power plant regional support program		112,498	—	120,093	—
Provisions for tax		—	649	—	649
Provisions for financial guarantee		—	8,789	74	3,621
Provisions for RPS		223,259	—	329,562	—
Others		641	534	752	6,240

	￦	1,113,817	12,602,314	1,274,186	13,529,010

(2)	Changes in provisions for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Accretion expenses	Payment	Reversal	Other	Ending balance
		In millions of won
Employment benefits	￦	816,612	625,921	(574,900)	(90,214)	—	777,419
Provision for employment benefits		816,612	625,921	(574,900)	(90,214)	—	777,419

Litigation		26,697	17,610	(8,874)	(11,713)	—	23,720
Litigation provisions		26,697	17,610	(8,874)	(11,713)	—	23,720

Decommissioning cost		12,133,393	872,465	(437,859)		623	12,568,622
Nuclear plants		9,462,723	424,910	(12)	—	—	9,887,621
Spent fuel		1,207,842	407,236	(403,638)	—	—	1,211,440
Waste		1,242,396	29,490	(23,447)	—	623	1,249,062
PCBs		219,669	10,797	(10,762)	—	—	219,704
Other recovery provisions		763	32	—	—	—	795

Others		169,019	261,076	(97,788)	(3,153)	17,217	346,371
Power plant regional support program		106,763	35,952	(43,325)	—	13,108	112,498
Provisions for tax		3,900	—	(3,251)	—	—	649
Provisions for financial guarantee		9,086	1,667	—	(1,964)	—	8,789
Provisions for RPS		48,795	222,824	(51,451)	(1,130)	4,222	223,260
Others		475	633	239	(59)	(113)	1,175

	￦	13,145,721	1,777,072	(1,119,421)	(105,080)	17,840	13,716,132

		2014
		Beginning balance	Accretion expenses	Payment	Reversal	Other	Ending balance
		In millions of won
Employment benefits	￦	777,419	650,788	(615,230)	(105,667)	—	707,310
Provision for employment benefits		777,419	650,788	(615,230)	(105,667)	—	707,310

Litigation		23,720	200,593	(18,371)	(5,653)	—	200,289
Litigation provisions		23,720	200,593	(18,371)	(5,653)	—	200,289

Decommissioning cost		12,568,622	1,270,397	(398,600)	(9,067)	3,254	13,434,606
Nuclear plants		9,887,621	443,987	(338)	—	—	10,331,270
Spent fuel		1,211,440	465,006	(377,697)	—	—	1,298,749
Waste		1,249,062	351,935	(10)	—	3,254	1,604,241
PCBs		219,704	9,436	(20,555)	(9,067)	—	199,518
Other recovery provisions		795	33	—	—	—	828

Others		346,371	350,049	(186,388)	(65,264)	16,223	460,991
Power plant regional support program		112,498	39,943	(44,242)	—	11,894	120,093
Provisions for tax		649	—	—	—	—	649
Provisions for financial guarantee		8,789	476	(32)	(5,538)	—	3,695
Provisions for RPS		223,260	308,088	(142,096)	(59,690)	—	329,562
Others		1,175	1,542	(18)	(36)	4,329	6,992

	￦	13,716,132	2,471,827	(1,218,589)	(185,651)	19,477	14,803,196

27.	Government Grants

(1)	Government grants as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Land	￦	(3,137)	(3,103)
Buildings		(45,396)	(67,700)
Structures		(193,189)	(196,871)
Machinery		(101,808)	(108,750)
Vehicles		(83)	(76)
Equipment		(707)	(1,002)
Tools		(312)	(862)
Construction-in-progress		(117,728)	(123,938)
Investment properties		(13)	(10)
Software		(428)	(488)
Development expenditures		(11,705)	(8,183)
Intangible assets under development		(7,792)	(10,692)
Usage rights of donated assets and other		(53)	(43)
Others		(1)	(1)

	￦	(482,352)	(521,719)

(2)	Changes in government grants for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	(29,741)	(92,000)	—	—	—	121,741	—
Land		(3,106)	—	—	—	—	(31)	(3,137)
Buildings		(44,387)	—	—	3,943	—	(4,952)	(45,396)
Structures		(177,173)	—	—	8,389	1,733	(26,138)	(193,189)
Machinery		(105,112)	—	—	9,507	376	(6,579)	(101,808)
Vehicles		(128)	—	—	45	—	—	(83)
Equipment		(922)	—	—	311	—	(96)	(707)
Tools		(192)	—	—	155	—	(275)	(312)
Construction-in-progress		(94,676)	—	25,669	—	—	(48,721)	(117,728)
Investment properties		(243)	—	—	3	—	227	(13)
Software		(198)	—	—	160	—	(390)	(428)
Development expenditures		(12,371)	—	—	5,686	—	(5,020)	(11,705)
Intangible assets under development		(7,305)	—	5,358	—	—	(5,845)	(7,792)
Usage rights of donated assets and other		(64)	—	—	11	—	—	(53)
Others		(1)	—	—	—	—	—	(1)

	￦	(475,619)	(92,000)	31,027	28,210	2,109	23,921	(482,352)

		2014
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(108,681)	—	—	—	108,681	—
Land		(3,137)	—	—	—	63	(29)	(3,103)
Buildings		(45,396)	—	—	5,040	200	(27,544)	(67,700)
Structures		(193,189)	—	—	8,921	2,018	(14,621)	(196,871)
Machinery		(101,808)	—	—	10,102	423	(17,467)	(108,750)
Vehicles		(83)	—	—	47	—	(40)	(76)
Equipment		(707)	—	—	376	—	(671)	(1,002)
Tools		(312)	—	—	144	55	(749)	(862)
Construction-in-progress		(117,728)	—	35,937	—	—	(42,147)	(123,938)
Investment properties		(13)	—	—	4	—	(1)	(10)
Software		(428)	—	—	154	—	(214)	(488)
Development expenditures		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		(7,792)	—	527	—	170	(3,597)	(10,692)
Usage rights of donated assets and other		(53)	—	—	10	—	—	(43)
Others		(1)	—	—	—	—	—	(1)

	￦	(482,352)	(108,681)	36,464	28,923	2,929	(998)	(521,719)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of December 31, 2013 and 2014 are as follows and included in current and non-current non-financial liabilities in the accompanying consolidated statements of financial position:

		2013	2014
		In millions of won
Beginning balance	￦	6,031,311	6,506,639
Increase during the current year / period		800,618	695,235
Offset during the current year / period		(325,290)	(351,858)

Ending balance	￦	6,506,639	6,850,016

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Current	Non-current	Current	Non-current
		In millions of won
Advance received	￦	3,533,965	632,661	5,320,722	294,151
Unearned revenue		46,546	108,222	41,822	86,061
Deferred revenue		323,463	6,183,176	347,362	6,502,654
Withholdings		257,365	43,280	258,258	45,221
Others		569,292	18,302	496,192	18,323

	￦	4,730,631	6,985,641	6,464,356	6,946,410

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2013 and 2014 are as follows:

	2013
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Finance Corporation’s ownership of ￦960,800 million are included.

	2014
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,437	1,569,383	3,209,820

(*)	Korea Development Bank’s ownership of ￦960,852 million are included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2013 and 2014 are as follows.

	2013	2014
	Number of shares
Beginning balance	623,034,082	623,034,082
Disposal of treasury stocks	—	18,929,995

Ending balance	623,034,082	641,964,077

(3)	Details of share premium as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Legal reserve(*)	￦	1,603,919	1,604,910
Voluntary reserves		22,753,160	22,999,359
Retained earnings before appropriations		8,409,007	10,699,378

Retained earnings	￦	32,766,086	35,303,647

(*)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Company’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		16,935,711	17,181,910
Reserve for equalizing dividends		210,000	210,000

	￦	22,753,160	22,999,359

(*)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Beginning balance	￦	32,564,283	32,766,086
Net profit for the period attributed to owner of the Company		60,011	2,686,873
Changes in equity method retained earnings		7,671	(1,899)
Remeasurements of defined benefit liability (asset), net of tax		134,121	(91,340)
Dividend paid		—	(56,073)

Ending balance	￦	32,766,086	35,303,647

(4)	Dividends paid for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid	Dividends paid per share
				In millions of Won	In Won
Common shares	641,964,077	18,929,995	623,034,082	—	—

	2014
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid	Dividends paid per share
				In millions of Won	In Won
Common shares	641,964,077	18,929,995	623,034,082	￦ 56,073	90

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Beginning balance	￦	(7,904)	(232)
Changes		7,671	(1,899)
Income tax effect		—	—

Ending balance	￦	(233)	(2,131)

(6)	Changes in remeasurement components for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Beginning balance	￦	(76,088)	39,591
Changes		207,761	(151,610)
Income tax effect		(73,640)	60,270
Transfer to reserve for business expansion		(18,442)	(64,956)

Ending balance	￦	39,591	(116,705)

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2013, the Company’s retained earnings were appropriated on March 28. 2014.

For the year ended December 31, 2014, the Company’s retained earnings were appropriated on March 31, 2015. Statements of appropriation of retained earnings of KEPCO, the parent, for the years ended December 31, 2013 and 2014 are as follows:

			2013	2014
			In millions of won except for dividends per share
	I. Retained Earnings Before Appropriations
	Unappropriated retained earnings carried over from prior years	￦	—	—
	Net income		238,307	1,039,887
	Remeasurements of the defined benefit plan		64,956	1,902

			303,263	1,041,789

	II. Transfer from voluntary reserves		—	—

	III. Subtotal (I+II)		303,263	1,041,789

	IV. Appropriations of retained earnings		(303,263)	(1,041,789)
	Legal reserve		(991)	—
	Dividends (government, individual)
(Amount of dividends per share (%) :	Current year—￦500 (10.0%)
	Prior year—￦90 (1.8%))		(56,073)	(320,982)
	Reserve for business expansion		(246,199)	(720,807)
	V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds

Korea Western Power Co., Ltd. and Korea South-East Power Co., Ltd. which are wholly owned subsidiaries of the Company, issued bond-type hybrid bonds for the year ended December 31, 2012. Bond-type hybrid securities classified as equity (non-controlling interest) as of December 31, 2014 are as follows:

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

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Other capital surpluses	￦	830,982	1,151,402
Accumulated other comprehensive income (loss)		55,538	(202,269)
Treasury stocks		(741,489)	—
Other equity		13,294,973	13,294,973

	￦	13,440,004	14,244,106

(2)	Changes in other capital surpluses for the years ended December 31, 2013 and 2014 are as follows:

		2013			2014
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	303,028	402,420	705,448	303,028	527,954	830,982
Disposal of subsidiary		—	183,522	183,522	—	313,117	313,117
Disposal of treasury stocks		—	—	—	111,473	—	111,473
Issuance of share capital of subsidiary		—	(155)	(155)	—	(1,235)	(1,235)
Change in consolidation scope		—	(10,224)	(10,224)	—	—	—
Income tax effect		—	(47,609)	(47,609)	(26,977)	(75,958)	(102,935)

Ending balance	￦	303,028	527,954	830,982	387,524	763,878	1,151,402

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(23,929)	143,558	(70,107)	(37,565)	11,957
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		86,543	—	—	—	86,543
Shares in other comprehensive income of associates and joint ventures, net of tax		—	38,703	—	—	38,703
Foreign currency translation of foreign operations, net of tax		—	—	(100,572)	—	(100,572)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	18,907	18,907

Ending balance	￦	62,614	182,261	(170,679)	(18,658)	55,538

		2014
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	62,614	182,261	(170,679)	(18,658)	55,538
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(97,263)	—	—	—	(97,263)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	4,636	—	—	4,636
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	—	(84,962)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(80,218)	(80,218)

Ending balance	￦	(34,649)	186,897	(255,641)	(98,876)	(202,269)

(4)	Changes in treasury stocks for the years ended December 31, 2013 and 2014 are as follows.

		2013		2014
		shares	Amount	shares	Amount
		In millions of won except for share information
Beginning balance	￦	18,929,995	(741,489)	18,929,995	(741,489)
Disposal of treasury stocks		—	—	(18,929,995)	741,489

Ending balance	￦	18,929,995	(741,489)	—	—

(5)	Details of other equity for the years ended December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

35.	Sales

Details	of sales for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012		2013		2014
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
Sales of goods	￦	46,667,133	239,454	50,876,783	256,020	53,408,869	297,959
Electricity		45,979,601	—	50,170,178	—	52,625,226	—
Heat supply		216,417	—	244,455	—	258,492	—
Others		471,115	239,454	462,150	256,020	525,151	297,959
Sales of service		215,887	141,990	198,932	127,687	222,973	228,040
Sales of construction services		98,883	1,757,162	238,924	2,014,159	262,035	2,703,150

	￦	46,981,903	2,138,606	51,314,639	2,397,866	53,893,877	3,229,149

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Salaries	￦	579,305	566,748	556,808
Retirement benefit expense		77,432	81,051	12,418
Welfare and benefit expense		103,088	107,342	89,804
Insurance expense		4,048	7,408	10,619
Depreciation		46,498	68,222	69,182
Amortization of intangible assets		51,779	50,266	40,260
Bad debt expense		37,447	40,446	39,018
Commission		442,961	510,309	550,335
Advertising expense		23,270	28,127	27,236
Training expense		5,853	5,332	5,664
Vehicle maintenance expense		12,417	12,358	12,015
Publishing expense		2,883	3,190	3,109
Business promotion expense		3,322	3,707	3,053
Rent expense		34,505	39,652	34,914
Telecommunication expense		23,811	24,468	21,586
Transportation expense		387	347	1,907
Taxes and dues		46,950	43,648	42,894
Expendable supplies expense		4,999	4,453	6,009
Water, light and heating expense		10,384	9,669	9,758

		2012	2013	2014
		In millions of won
Repairs and maintenance expense		13,199	25,512	40,397
Ordinary development expense		142,264	166,106	154,244
Travel expense		12,984	13,146	13,025
Clothing expense		6,438	4,374	7,577
Survey and analysis expense		815	623	526
Membership fee		672	774	798
Sales promotional expense		—	5	8
Others		92,457	105,909	171,202

	￦	1,780,168	1,923,192	1,924,366

(2)	Other selling and administrative expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Sales promotional expenses	￦	19,929	22,601	22,530
Miscellaneous wages		25,437	34,284	30,397
Litigation and filing expenses		7,931	9,501	9,222
Compensation for damages		1,634	2,289	46,946
Outsourcing expenses		5,081	4,002	1,377
Reward expenses		3,222	2,507	2,094
Others		29,223	31,265	58,636

	￦	92,457	105,909	171,202

37.	Other Income and Expense

(1)	Other income for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Reversal of other provisions	￦	18,472	11,743	5,271
Reversal of allowance for doubtful accounts		152	—	241
Gains on assets contributed		16,486	14,392	2,418
Gains on liabilities exempted		2,329	2,425	858
Compensation and reparations revenue		82,021	94,064	156,019
Gains on electricity infrastructure development fund		35,804	50,808	18,888
Revenue from research contracts		8,922	10,815	9,615
Revenue related to transfer of assets from customers		301,004	325,290	351,857
Rental income		185,735	187,351	182,511
Others		24,075	28,569	26,508

	￦	675,000	725,457	754,186

(2)	Details of others of other income for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Refund of claim for rectification	￦	12,417	9,796	9,996
Adjustment of research project		2,492	3,891	4,003
Maintenance expenses on lease building		1,110	2,320	1,282
Training expenses		934	3,657	2,916
Deposit redemption		2,154	142	2,235
Reversal of expenses on litigation		—	2,340	521
Compensation for land incorporation		924	—	—
Revenue on royalty fee		—	2,471	897
Reimbursement of insurance fee		—	—	310
Harbor facilities dues of DangJin thermal power plant		1,002	—	—
Others		3,042	3,952	4,348

	￦	24,075	28,569	26,508

(3)	Other expense for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Accretion expenses of other provisions	￦	498	443	1,052
Depreciation expenses on investment properties		974	908	821
Depreciation expenses on idle assets		9,699	6,661	6,658
Other bad debt expense		3,994	8,665	15,981
Donations		34,550	57,970	37,889
Others		24,852	25,164	25,819

	￦	74,567	99,811	88,220

(4)	Details of others of other expense for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Operating expenses related to the idle assets	￦	1,254	1,034	985
Research grants		877	551	617
Supporting expenses on farming and fishing village		11,727	16,162	14,211
Operating expenses on fitness center		2,240	2,382	1,928
Expenses on adjustment of research and development grants		2,860	1,272	—
Forfeit of taxes and dues		—	2,442	—
Movement expense		—	—	2,262
Expenses on unauthorized provision payment of decommissioning cost		1,307	—	—
Others		4,587	1,321	5,816

	￦	24,852	25,164	25,819

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Other gains
Gains on disposal of property plant, and equipment	￦	32,797	59,345	85,775
Gains on disposal of intangible assets		15	4	4
Gains on disposal of other non-current assets		584	—	—
Reversal of impairment loss on intangible assets		7	121	18
Gains on foreign currency translation		5,174	2,835	5,152
Gains on foreign currency transaction		67,006	62,817	56,368
Insurance proceeds		5,375	1,700	3,046
Others		168,270	208,554	194,888

Other losses
Losses on disposal of property plant and equipment		(39,942)	(58,852)	(50,152)
Losses on disposal of intangible assets		(44)	(1)	(18)
Impairment loss on property, plant and equipment		—	(1,161)	(38,107)
Impairment loss on intangible assets		(459)	(267)	(42)
Impairment loss on other non-current non-financial assets(*)		(1,877,371)	—	—
Losses on foreign currency translation		(1,312)	(9,978)	(12,663)
Losses on foreign currency transaction		(65,892)	(59,907)	(53,252)
Others		(76,043)	(76,696)	(83,621)

	￦	(1,781,835)	128,514	107,396

(*)	The impairment on other non-current non-financial assets was recognized for the full fuel cost pass-through adjustment (FCPTA) amounts. Although the Regulation for Electricity Service states that recognized FCPTA amounts are to be settled in the following year, the Company recognized full impairment of the FCPTA amounts as it concluded that the collectability of the FCPTA amounts could no longer be certain since the Government had not lifted the hold-order for more than one year. See note 50 (6).

(2)	Details of others of other gains for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Gains on disposal of inventories	￦	13,434	11,387	12,127
Gains on valuation of inventories		19	903	2,756
Gains on proxy collection of TV license fee		36,036	36,706	37,433
Gains on compensation of impaired electric poles		11,628	5,407	2,319
Gains on compensation for infringement on contract		2,353	4,311	7,824
Gains on harbor facilities dues		4,804	4,745	5,935
Technical fees		1,442	3,940	1,121
Reversal of occupation development training fees		2,465	2,369	1,850
Gains on disposal of waste		2,915	9,979	2,467
Gains on insurance		3,071	12,828	2,748
Gains on litigation		870	5,813	1,954
Interests on tax rebate		1,522	9,258	2,388
Gains on other commission		19,414	14,288	8,672
Gains on research tasks		—	—	28,599
Gains on settlement and others		2,868	11,205	—
Others		65,429	75,415	76,695

	￦	168,270	208,554	194,888

(3)	Details of others of other losses for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Losses on valuation of inventories	￦	6,920	1,604	3,231
Losses on disposal of inventories		2,360	1,778	1,996
Losses due to disaster		29,090	4,456	2,404
Losses on rounding adjustment of electric charge surtax		1,168	1,174	1,236
Losses on adjustments of levies		3,023	41,176	5,091
Losses on write-off		—	3,627	4,297
Penalty on taxes and dues		2,742	2,116	6,825
Commission and others		3,962	821	139
Losses on litigation		—	—	22,999
Others		26,778	19,944	35,403

	￦	76,043	76,696	83,621

39.	Finance Income

(1)	Finance income for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Interest income	￦	204,123	182,161	191,456
Dividends income		10,452	9,870	14,193
Gains on disposal of financial assets		189	196	98,065
Gains on valuation of derivatives		3,289	16,927	312,347
Gains on transaction of derivatives		38,745	120,948	52,618
Gains on foreign currency translation		786,139	263,311	121,177
Gains on foreign currency transaction		85,420	36,129	95,418
Other finance income		—	—	16

	￦	1,128,357	629,542	885,290

(2)	Interest income included in finance income for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Cash and cash equivalents	￦	63,456	60,301	56,384
Available-for-sale financial assets		—	1,150	382
Held-to-maturity investments		69	64	89
Loans and receivables		47,028	42,418	29,507
Short-term financial instrument		23,250	16,896	5,199
Long-term financial instrument		16	13	215
Other financial assets		—	1,082	—
Trade and other receivables		70,304	60,237	99,680

	￦	204,123	182,161	191,456

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Interest expense	￦	2,344,328	2,381,900	2,351,624
Losses on sale of financial assets		—	4,202	2,700
Impairment of available-for-sale financial assets		40,156	12,592	79,618
Losses on valuation of derivatives		577,837	263,777	102,091
Losses on transaction of derivatives		61,825	107,582	119,635
Losses on foreign currency translation		23,138	60,597	465,326
Losses on foreign currency transaction		21,037	100,972	18,827
Losses on repayment of financial liabilities		—	—	199
Other		—	—	18

	￦	3,068,321	2,931,622	3,140,038

(2)	Interest expense included in finance expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Trade and other payables	￦	118,372	102,388	98,407
Short-term borrowings		52,025	32,928	27,038
Long-term borrowings		221,917	191,638	167,781
Debt securities		2,154,599	2,234,148	2,306,330
Other financial liabilities		398,717	564,139	588,535

		2,945,630	3,125,241	3,188,091

Less: Capitalized borrowing costs		(601,302)	(743,341)	(836,467)

	￦	2,344,328	2,381,900	2,351,624

Capitalization rates for the years ended December 31, 2012, 2013 and 2014 are 3.25% ~ 5.31%, 3.71% ~ 4.33% and 3.28% ~ 4.35%, respectively.

41.	Income Taxes

(1)	Income tax expense for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Current income tax expense
Payment of income tax	￦	140,969	172,574	897,129
Adjustment due to changes in estimates related to prior years		28,271	(11,833)	(29,823)
Current income tax directly recognized in equity		36,175	(151,076)	9,137

		205,415	9,665	876,443

Deferred income tax expense
Generation and realization of temporary differences		(224,069)	(532,604)	248,796
Reclassified from equity to loss		245,914	(201,420)	(26,067)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(1,212,610)	93,668	345,887
Changes in deferred tax on tax losses incurred during the period		(27)	103,555	—
Tax credit carry forwards		—	(43,658)	(14,720)

		(1,190,792)	(580,459)	553,896

Income tax expense (benefit)	￦	(985,377)	(570,794)	1,430,339

(2)	Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate of 24.2% to loss (income) before income taxes for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Income (Loss) before income tax	￦	(4,063,346)	(396,488)	4,229,306

Income tax (expense) benefit computed at applicable tax rate of 24.2%		983,330	95,950	(1,023,492)

Adjustments
Additional payment of income taxes or receipt of income tax refunds		(18,530)	36,003	13,574
Effect of applying gradual tax rate		2,332	2,357	1,503
Effect of non-taxable revenue		159,843	82,810	50,728
Effect of non-deductible expenses		(29,744)	(13,698)	(43,152)
Effects of tax credits and deduction		82,669	335,710	75,804
Recognition of unrecognized deferred tax asset, net		108,511	179,147	26,067
Unrecognized deferred tax assets		—	(123,227)	—
Deferred income tax related to investments in subsidiaries and associates		(321,041)	(93,984)	(516,557)
Others, net		18,007	69,726	(14,814)

		2,047	474,844	(406,847)

Income tax (expense) benefit	￦	985,377	570,794	(1,430,339)

Effective tax rate		24%	144%	34%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Dividends of hybrid securities	￦	—	5,455	5,256
Loss on disposal of subsidiaries and associates		(21,204)	(47,609)	(75,958)
Gain on disposal of treasury stocks		—	—	(26,976)

	￦	(21,204)	(42,154)	(97,678)

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012	2013	2014
		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of available-for-sale financial assets	￦	22,774	(31,367)	26,149
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(1,845)	6,416	51,504
Actuarial losses on employee benefit obligations		34,704	(73,647)	60,270
Investments in associates		(1,377)	(10,324)	(16,813)
Others		3,123	—	(14,295)

	￦	57,379	(108,922)	106,815

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	547,115	45,213	(73,647)	—	518,681
Cash flow hedge		(11,364)	56,939	6,416	—	51,991
Investments in associates or subsidiaries		(5,273,904)	104,803	(10,324)	(47,609)	(5,227,034)
Property, plant and equipment		(6,326,201)	264,588	—	—	(6,061,613)
Finance lease		(159,957)	17,876	—	—	(142,081)
Intangible assets		8,534	1,708	—	—	10,242
Financial assets at fair value through profit or loss		30,148	53,497	—	—	83,645
Available-for-sale financial assets		(73,867)	4,146	(31,367)	—	(101,088)
Deferred revenue		43,752	201,054	—	—	244,806
Provisions		3,003,489	147,419	—	—	3,150,908
Doubtful receivables		59	—	—	—	59
Other finance liabilities		10,794	9,607	—	5,455	25,856
Gains (losses) on foreign exchange translation		6,017	(25,181)	—	—	(19,164)
Allowance for doubtful accounts		(85)	7,399	—	—	7,314
Accrued income		(1,341)	93	—	—	(1,248)
Special deduction		(194,925)	140	—	—	(194,785)
Impairment of non-current assets		—	86,720	—	—	86,720
Reserve for research and human development		(40,485)	(2,658)	—	—	(43,143)
Others		398,870	10,566	—	—	409,436

		(8,033,351)	983,929	(108,922)	(42,154)	(7,200,498)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,696,165	(194,816)	—	—	2,501,349
Tax credit		97,196	(41,097)	—	—	56,099
Others		16,481	(16,481)	—	—	—

		2,809,842	(252,394)	—	—	2,557,448

	￦	(5,223,509)	731,535	(108,922)	(42,154)	(4,643,050)

		2014
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	518,681	(218,342)	52,595	—	352,934
Cash flow hedge		51,991	(51,674)	51,038	—	51,355
Investments in associates or subsidiaries		(5,227,034)	(435,528)	(31,107)	(75,958)	(5,769,627)
Property, plant and equipment		(6,061,613)	81,751	—	—	(5,979,862)
Finance lease		(142,081)	(55,016)	—	—	(197,097)
Intangible assets		10,242	2,067	—	—	12,309
Financial assets at fair value through profit or loss		83,645	(80,805)	—	—	2,840
Available-for-sale financial assets		(101,088)	33,104	26,148	—	(41,836)
Deferred revenue		244,806	(14,162)	—	—	230,644
Provisions		3,150,908	308,867	—	—	3,459,775
Doubtful receivables		59	1,297	—	—	1,356
Other finance liabilities		25,856	(7,876)	—	5,256	23,236
Gains (losses) on foreign exchange translation		(19,164)	72,958	—	—	53,794
Allowance for doubtful accounts		7,314	8,138	—	—	15,452
Accrued income		(1,248)	(1,998)	—	—	(3,246)
Special deduction		(194,785)	111	—	—	(194,674)
Impairment of non-current assets		86,720	—	—	—	86,720
Treasury stocks		—	26,976	—	(26,976)	—
Reserve for research and human development		(43,143)	7,644	—	—	(35,499)
Others		409,436	42,442	8,141	—	460,019

		(7,200,498)	(280,046)	106,815	(97,678)	(7,471,407)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,501,349	(325,174)	—	—	2,176,175
Tax credit		56,099	42,187	—	—	98,286

		2,557,448	(282,987)	—	—	2,168,461

	￦	(4,643,050)	(563,033)	106,815	(97,678)	(5,196,946)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Deferred income tax assets	￦	359,535	526,934
Deferred income tax liabilities		(5,002,585)	(5,723,880)

	￦	(4,643,050)	(5,196,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Deductible temporary differences	￦	441,955	448,402
Tax losses and tax credits carryback		29,775	—

	￦	471,730	448,402

(8)	Expiration dates of tax losses and unused tax credits not recognized as deferred income tax assets as of December 31, 2013 and 2014 are as follows:

		2013		2014
		Tax losses	Tax credits carryback	Tax losses	Tax credits carryback
		In millions of won
Less than 1 year	￦	—	4,484	—	—
1 ~ 2 years		—	5,134	—	—
2 ~ 3 years		—	16,945	—	—
More than 3 years		—	3,212	—	—

	￦	—	29,775	—	—

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Land(*1,2)	￦	—	2,021,445
Building(*1,2)		—	69,363
Structures(*2)		—	2

	￦	—	2,090,810

(*1)	The Company moved its headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development. Hyundai Motor and two of its affiliates won the bid to buy the buildings and land of the Company’s headquarters by offering ￦10.55 trillion. The total sale value amounted to ￦10.55 trillion and the ownership is expected to be transferred in September 25, 2015. The Company reclassified the buildings and land as held-for-sales assets when the construction of the Naju headquarters was completed and also, the Company recognized contract deposit amounted to ￦1.55 trillion as advance received during the year ended December 31, 2014.

(*2)	KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of the Company, moved its headquarters to Naju, Jeollanam-do, in November as part of the government’s plan to relocate state-run companies for balanced national development and plans to sell its head office in Seongnam to fund costs regarding the relocation through Korea Asset Management Corporation’s online auction site (The On-Bid system).

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2012, 2013 and 2014 are as follows:

		2012
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	23,307,996	23,307,996
Salaries		579,305	2,661,869	3,241,174
Retirement benefit expense		77,432	333,813	411,245
Welfare and benefit expense		103,088	382,098	485,186
Insurance expense		4,048	49,915	53,963
Depreciation		46,498	6,846,179	6,892,677
Amortization of intangible assets		51,779	41,581	93,360
Bad debt expense		37,447	—	37,447
Commission		442,961	325,152	768,113
Advertising expense		23,270	6,818	30,088
Training expense		5,853	8,499	14,352
Vehicle maintenance expense		12,417	10,045	22,462
Publishing expense		2,883	4,095	6,978
Business promotion expense		3,322	3,973	7,295
Rent expense		34,505	86,648	121,153
Telecommunication expense		23,811	67,819	91,630
Transportation expense		387	3,635	4,022
Taxes and dues		46,950	187,617	234,567
Expendable supplies expense		4,999	22,816	27,815
Water, light and heating expense		10,384	24,620	35,004
Repairs and maintenance expense		13,199	1,409,917	1,423,116
Ordinary development expense		142,264	361,750	504,014
Travel expense		12,984	44,346	57,330
Clothing expense		6,438	3,286	9,724
Survey and analysis expense		815	2,513	3,328
Membership fee		672	4,483	5,155
Power purchase		—	9,800,760	9,800,760
Others		92,457	2,457,019	2,549,476

	￦	1,780,168	48,459,262	50,239,430

		2013
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	23,778,430	23,778,430
Salaries		566,748	2,583,032	3,149,780
Retirement benefit expense		81,051	349,931	430,982
Welfare and benefit expense		107,342	366,234	473,576
Insurance expense		7,408	63,125	70,533
Depreciation		68,222	7,228,205	7,296,427
Amortization of intangible assets		50,266	38,113	88,379
Bad debt expense		40,446	—	40,446
Commission		510,309	359,879	870,188
Advertising expense		28,127	7,133	35,260
Training expense		5,332	10,146	15,478
Vehicle maintenance expense		12,358	9,683	22,041
Publishing expense		3,190	4,088	7,278
Business promotion expense		3,707	4,340	8,047
Rent expense		39,652	93,001	132,653
Telecommunication expense		24,468	69,885	94,353
Transportation expense		347	4,139	4,486
Taxes and dues		43,648	195,076	238,724
Expendable supplies expense		4,453	25,554	30,007
Water, light and heating expense		9,669	27,879	37,548
Repairs and maintenance expense		25,512	1,431,441	1,456,953
Ordinary development expense		166,106	411,027	577,133
Travel expense		13,145	45,928	59,073
Clothing expense		4,374	4,207	8,581
Survey and analysis expense		623	3,471	4,094
Membership fee		774	5,478	6,252
Power purchase		—	11,328,898	11,328,898
Others		105,915	2,147,315	2,253,230

	￦	1,923,192	50,595,638	52,518,830

		2014
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	20,150,934	20,150,934
Salaries		556,808	2,633,641	3,190,449
Retirement benefit expense		12,418	147,843	160,261
Welfare and benefit expense		89,804	313,483	403,287
Insurance expense		10,619	65,322	75,941
Depreciation		69,182	7,720,386	7,789,568
Amortization of intangible assets		40,260	36,153	76,413
Bad debt expense		39,018	—	39,018
Commission		550,335	355,263	905,598
Advertising expense		27,236	7,414	34,650
Training expense		5,664	9,387	15,051
Vehicle maintenance expense		12,015	9,297	21,312
Publishing expense		3,109	3,917	7,026
Business promotion expense		3,053	3,960	7,013
Rent expense		34,914	98,321	133,235
Telecommunication expense		21,586	70,140	91,726
Transportation expense		1,907	3,638	5,545
Taxes and dues		42,894	250,722	293,616
Expendable supplies expense		6,009	26,279	32,288
Water, light and heating expense		9,758	26,910	36,668
Repairs and maintenance expense		40,397	1,388,975	1,429,372
Ordinary development expense		154,244	391,491	545,735
Travel expense		13,025	46,792	59,817
Clothing expense		7,577	5,039	12,616
Survey and analysis expense		526	2,391	2,917
Membership fee		798	6,047	6,845
Power purchase		—	12,601,686	12,601,686
Others		171,210	3,387,521	3,558,731

	￦	1,924,366	49,762,952	51,687,318

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2012, 2013 and 2014 are as follows:

Type		2012	2013	2014
		In won
Basic earnings (loss) per share	￦	(5,083)	96	4,290

(2)	Diluted earnings (loss) per share for the years ended December 31, 2012, 2013 and 2014 are as follows:

Type		2012	2013	2014
		In won
Diluted earnings (loss) per share	￦	(5,083)	96	4,290

(3)	Basic earnings (loss) per share

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2012, 2013 and 2014 are as follows:

Type		2012	2013	2014
		In millions of won except number of shares
Controlling interest in net profit (loss)	￦	(3,166,616)	60,011	2,686,873
Profit (loss) used in the calculation of total basic earnings (loss) per share		(3,166,616)	60,011	2,686,873
Weighted average number of common shares		623,034,082	623,034,082	626,353,314

(4)	Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings (loss) per share for the years ended December 31, 2012, 2013 and 2014 are as follows:

Type		2012	2013	2014
		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	(3,166,616)	60,011	2,686,873

Weighted average common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2012, 2013 and 2014 are as follows:

Type	2012	2013	2014
	In number of shares
Weighted average number of common shares	623,034,082	623,034,082	626,353,314
Diluted weighted average number of shares	623,034,082	623,034,082	626,353,314

(5)	There are no potential dilutive instruments and diluted earnings (loss) per shares are same as basic earnings (loss) per share for the years ended December 31, 2012, 2013 and 2014.

45.	Risk Management

(1)	Capital risk management

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

Details of the Company’s capital management accounts as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Total borrowings and debt securities	￦	60,888,150	62,824,327
Cash and cash equivalents		(2,232,313)	(1,796,300)

Net borrowings and debt securities		58,655,837	61,028,027

Total shareholder’s equity		51,450,736	54,825,010

Debt to equity ratio		114.00%	111.31%

(2)	Financial risk management

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2013 and 2014 are as follows:

		2013	2014
		In millions of won
Cash and cash equivalents	￦	2,232,313	1,796,300
Derivative assets (trading)		4,118	65,849
Available-for-sale financial assets		1,256,765	715,151
Held-to-maturity investments		2,285	3,614
Loans and receivables		608,239	623,997
Long-term/short-term financial instruments		385,382	704,462
Derivative assets (using hedge accounting)		82,376	104,276
Trade and other receivables		9,170,644	9,422,219
Financial guarantee contracts(*)		261,565	148,522

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of December 31, 2014 are as follows:

Type	Company	Currency	Amounts
	In thousands of U.S. dollars
Joint ventures	KEPCO SPC Power Corporation	USD	129,868
Joint ventures	PT. Tanjung Power Indonesia	USD	5,250

			135,118

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

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2013 and 2014 are as follows:

			2013		2014
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
	In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	257,512	(316,563)	244,516	(222,706)
Discount rate	Increase (decrease) in defined benefit obligation		(236,761)	274,619	(221,728)	260,991

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2013 and 2014 are ￦4,776 million and ￦5,699 million, respectively.

‚	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2013 and 2014 are as follows:

Type	Accounts	2013	2014
PCBs	Inflation rate	3.10%	2.79%
	Discount rate	4.92%	3.78%
Nuclear plants	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2013 and 2014 are as follows:

			2013		2014
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
	In millions of won
Discount rate	PCBs	￦	(1,086)	1,095	(1,058)	1,066
	Nuclear plants		(221,516)	227,667	(221,795)	227,773
	Spent fuel		(46,164)	47,953	(49,483)	51,404
Inflation rate	PCBs		1,113	(1,106)	1,076	(1,069)
	Nuclear plants		240,778	(234,438)	251,588	(244,964)
	Spent fuel		48,646	(46,895)	52,147	(50,267)

Management judgment effected by uncertainties in underlying assumptions

	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2013 and 2014 are as follows:

	Assets		Liabilities
Type	2013	2014	2013	2014
	In thousands of foreign currencies
AUD	1,460	196	321,444	542,292
CAD	4	1	611	244
CNY	1	—	—	—
EUR	27,946	2,097	33,398	4,087
IDR	546,902	273,738	2,973	17,288
MXN	5,064	7,637	426	122
PHP	248,623	196,696	22,954	17,962
SAR	1,565	1,044	—	—
USD	627,504	1,211,513	11,207,483	7,415,050
INR	362,996	683,074	500,933	173,753
PKR	116,847	167,747	650	2,037
MGA	2,124,218	2,183,910	101,503	69,199
JPY	176,921	1,048,413	22,521,580	20,023,572
KZT	164,790	551,684	16,517	—
GBP	—	—	4	90
CHF	143,120	—	400,012	399,634
AED	288	3,965	809	1,136
ZAR	—	146	—	—
JOD	132	1,080	1	1
BDT	34,753	47,167	2,977	314
CLP	93	—	—	—
SEK	—	—	—	196

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2013 and 2014 are as follows:

		2013		2014
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won
Increase (decrease) of income before income tax	￦	(1,199,673)	1,199,673	(790,483)	790,483
Increase (decrease) of shareholder’s equity(*)		(1,199,673)	1,199,673	(790,483)	790,483

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2013 and 2014.

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

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2013 and 2014 are as follows:

Type		2013	2014
		In millions of won
Short-term borrowings	￦	48,981	20,788
Long-term borrowings		5,029,163	3,506,989
Debt securities		2,268,065	2,534,000

	￦	7,346,209	6,061,777

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2013 and 2014 are as follows:

		2013		2014
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(73,462)	73,462	(60,618)	60,618
Increase (decrease) of shareholder’s equity(*)		(73,462)	73,462	(60,618)	60,618

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

ƒ	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2013 and 2014 are as follows:

		2013		2014
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	511,121	(511,121)	526,252	(526,252)
Increase (decrease) of shareholder’s equity(*)		511,121	(511,121)	526,252	(526,252)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

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

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2013 and 2014. This table, based on the undiscounted cash flows of the non-derivative financial liabilities, has been completed based on the respective liabilities’ earliest maturity date.

		2013
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	9,676,694	8,052,432	25,845,951	29,021,954	72,597,031
Finance lease liabilities		202,309	184,809	532,119	381,742	1,300,979
Trade and other payables		5,777,455	397,279	751,577	2,053,005	8,979,316
Financial guarantee contracts(*)		88,190	26,673	80,019	66,683	261,565

	￦	15,744,648	8,661,193	27,209,666	31,523,384	83,138,891

		2014
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	9,219,013	8,888,723	27,584,208	30,253,070	75,945,014
Finance lease liabilities		184,809	182,072	437,756	294,032	1,098,669
Trade and other payables		6,019,230	318,466	570,988	2,257,220	9,165,904
Financial guarantee contracts(*)		35,449	29,678	83,395	—	148,522

	￦	15,458,501	9,418,939	28,676,347	32,804,322	86,358,109

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2013 and 2014 are ￦8,789 million and ￦3,695 million, respectively.

The expected maturities for non-derivative financial assets as of December 31, 2013 and 2014 in detail are as follows:

		2013
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	2,232,313	—	—	—	2,232,313
Available-for-sale financial assets		—	76	—	1,256,689	1,256,765
Held-to-maturity investments		168	2,105	12	—	2,285
Loans and receivables		51,503	242,827	298,397	75,165	667,892
Long-term/short-term financial instruments		384,199	—	615	568	385,382
Trade and other receivables		7,528,508	731,914	802,752	115,849	9,179,023

	￦	10,196,691	976,922	1,101,776	1,448,271	13,723,660

		2014
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	1,796,300	—	—	—	1,796,300
Available-for-sale financial assets		—	—	—	715,151	715,151
Held-to-maturity investments		265	3,336	13	—	3,614
Loans and receivables		68,910	176,600	425,082	9,928	680,520
Long-term/short-term financial instruments		100,099	740	603,308	315	704,462
Trade and other receivables		7,700,166	830,863	824,966	76,104	9,432,099

	￦	9,665,740	1,011,539	1,853,369	801,498	13,332,146

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2013 and 2014 are as follows:

		2013
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Gross settlement
—Trading	￦	(314,891)	(134,050)	(33,831)	(44,343)	(527,115)
—Hedging		(64,794)	(26,409)	(187,689)	(49,071)	(327,963)

	￦	(379,685)	(160,459)	(221,520)	(93,414)	(855,078)

		2014
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Gross settlement
—Trading	￦	(66,580)	(15,289)	(108,717)	(11,301)	(201,887)
—Hedging		(3,070)	(31,441)	(70,384)	(84,815)	(189,710)

	￦	(69,650)	(46,730)	(179,101)	(96,116)	(391,597)

(3)	Fair value risk

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2013 and 2014 are as follows:

		2013		2014
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Available-for-sale financial assets(*1)	￦	1,256,765	1,256,765	715,151	715,151
Derivative assets (trading)		4,118	4,118	65,849	65,849
Derivative assets (using hedge accounting)		82,376	82,376	104,276	104,276
Long-term financial instruments		1,183	1,183	604,363	604,363
Short-term financial instruments		384,199	384,199	100,099	100,099

		1,728,641	1,728,641	1,589,738	1,589,738

Assets carried at amortized cost
Held-to-maturity investments		2,285	2,285	3,614	3,614
Loans and receivables		608,239	608,239	623,997	623,997
Trade and other receivables		9,170,644	9,170,644	9,422,219	9,422,219
Cash and cash equivalents		2,232,313	2,232,313	1,796,300	1,796,300

		12,013,481	12,013,481	11,846,130	11,846,130

Liabilities recognized at fair value
Derivative liabilities (trading)		491,035	491,035	164,931	164,931
Derivative assets (using hedge accounting)		209,440	209,440	172,877	172,877

		700,475	700,475	337,808	337,808

Liabilities carried at amortized cost
Secured borrowings		582,053	579,111	941,823	941,823
Unsecured bond		54,878,897	57,226,079	58,235,767	61,816,897
Finance lease liabilities		884,966	884,966	769,435	769,435
Unsecured borrowings		5,383,966	5,493,786	3,625,949	3,731,331
Trade and other payables(*2)		8,979,316	8,979,316	9,165,904	9,165,904
Bank overdraft		43,233	43,233	20,788	20,788

	￦	70,752,431	73,206,491	72,759,666	76,446,178

(*1)	Book values of equity securities held by the Company that were measured at cost as of December 31, 2013 and 2014 are ￦330,001 million and ￦299,308 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	Excludes finance lease liabilities.

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2013 and 2014 are as follows:

Type	2013	2014
Derivatives	0.17%~4.34%	0.04%~2.78%
Borrowings and debt securities	1.40%~4.11%	0.16%~5.80%
Finance lease	9.00%~10.83%	9.00%~10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2013 and 2014 are as follows:

		2013
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	740,805	—	185,959	926,764
Derivative assets		—	86,494	—	86,494

		740,805	86,494	185,959	1,013,258

Financial liabilities at fair value
Derivative liabilities		—	700,475	—	700,475

		2014
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	247,215	—	168,627	415,842
Derivative assets		—	170,125	—	170,125

		247,215	170,125	168,627	585,967

Financial liabilities at fair value
Derivative liabilities		—	337,806	—	337,806

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2013 and 2014 are as follows:

		2013
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	169,637	—	784	883	—	—	171,304
Debt securities		22,518	—	—	—	—	(7,863)	14,655
Financial liabilities at fair value
Derivative liabilities
Derivative liabilities (trading)		9,491	—	—	—	(9,491)	—	—

		2014
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	171,304	—	—	(2,677)	—	—	168,627
Debt securities		14,655	—	—	—	(14,655)	—	—

46.	Service Concession Arrangements

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

(3)	The Company’s expected future collections of service concession arrangements as of December 31, 2014 are as follows:

Type	Amounts
	In millions of won
Less than 1 year	￦	229,632
1~ 2 years		229,632
2~ 3 years		229,632
Over 3 years		162,656

	￦	851,552

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2014 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (76 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garorim Tidal Power Plant Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Australia Pty., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd. KEPCO Middle East Holding Company, Qatrana Electric Power Company, KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., Korea Waterbury Uranium Limited Partnership, KEPCO Canada Uranium Investment Limited Partnership, Korea Electric Power Nigeria Ltd., KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT. Cirebon Power Service, KOWEPO International Corporation, KOSPO Jordan LLC, EWP Philippines Corporation, EWP America Inc., EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, KNF Canada Energy Limited, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, California Power Holdings, LLC, Gyeonggi Green Energy Co., Ltd., PT. Tanggamus Electric Power, Gyeongju Wind Power Co., Ltd., KOMIPO America Inc., Boulder Solar Power, LLC, EWPRC Biomass Holdings, LLC, KOSEP USA, INC., PT. EWP Indonesia, KOWEPO America LLC., KEPCO Netherlands J3 B.V., Korea Offshore Wind Power Co., Ltd., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KOSEP Material Co., Ltd., Commerce and Industry Energy Co., Ltd., KEPCO Singapore Holding Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA., PT. KOWEPO Sumsel Operation And Maintenance Service

Associates (50 associates)	Daegu Green Power Co., Ltd., Korea Gas Corporation, Korea Electric Power Industrial Development Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Muju Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., SPC Power Corporation,

Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited, PT Wampu Electric Power, PT. Bayan Resources TBK, S-Power Co., Ltd., Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., Busan Solar Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., PT. Mutiara Jawa, Heang Bok Do Si Photovoltaic Power Co., Ltd., DS POWER Co., Ltd., Dongducheon Dream Power Co., Ltd., KS Solar Corp. Ltd., Yeongwol Energy Station Co., Ltd., Jinbhuvish Power Generation Pvt. Ltd., SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Goseong Green Energy Co. Ltd., Naepo Green Energy Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Gangneung Eco Power Co., Ltd., Noeul Green Energy Co., Ltd., Samcheok Eco Material Co., Ltd.

Joint ventures (38 joint ventures)	KEPCO-Uhde Inc., Eco Biomass Energy Sdn. Bhd., Datang Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, KV Holdings, Inc., KEPCO SPC Power Corporation, Canada Korea Uranium Limited Partnership, KEPCO Energy Resource Nigeria Limited, Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Datang KEPCO Chaoyang Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company, Jamaica Public Service Company Limited, KW Nuclear Components Co., Ltd., Busan Shinho Solar power Co., Ltd., GS Donghae Electric Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd, KODE NOVUS 1 LLC., KODE NOVUS 2 LLC., Daejung Offshore Wind Power Co., Ltd., Amman Asia Electric Power Company, KEPCO-ALSTOM Power Electronics Systems, Inc., Dangjin Echo Power Co., Ltd., Honam Wind Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., Kelar S.A, PT. Tanjung Power Indonesia, Incheon New Power Co., Ltd., Seokmun Energy Co., Ltd., Nghi Son 2 Power Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd.

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and will not be shown as notes.

(3)	Related party transactions for the years ended December 31, 2012, 2013 and 2014 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2012	2013	2014
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	4	121	1,320
Dongducheon Dream Power Co., Ltd.	Service		—	11,603	12,446
Korea Gas Corporation	Electricity sales		63,882	124,244	82,117
Gumi-ochang Photovoltaic Power Co., Ltd.	Electricity sales		—	—	14
Chungbuk Photovoltaic Power Co., Ltd	Electricity sales		—	—	6
Cheonan Photovoltaic Power Co., Ltd.	Electricity sales		—	—	2
SE Green Energy Co., Ltd.	Electricity sales		—	1	—
Daegu Photovoltaic Co., Ltd.	Electricity sales		—	5	—
Jeongam Wind Power Co., Ltd.	Electricity sales		—	3	8
Korea Power Engineering Service Co., Ltd.	Service		—	—	1,239
Golden Route J Solar Power Co., Ltd.	Electricity sales		—	—	1
Yeongwol Energy Station Co., Ltd.	Service		—	27,900	3,676
KOSCON Photovoltaic Co., Ltd.	Electricity sales		—	1	5
Yeonan Photovoltaic Co., Ltd.	Electricity sales		—	52	4
Q1 Solar Co., Ltd.	Electricity sales		—	262	13
Best Solar Energy Co., Ltd.	Electricity sales		—	39	16
Seokcheon Solar Power Co., Ltd.	Electricity sales		—	—	54
DSolar Energy Co., Ltd.	Electricity sales		—	—	8
KS Solar Co., Ltd.	Electricity sales		—	—	15
Hyundai Asan Solar Power Co., Ltd.	Electricity sales		—	—	8
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental income and others		—	—	1
Jeonnam Solar Co., Ltd.	Electricity sales		—	—	16
Korea Electric Power Industrial Development Co., Ltd.	Service		12,417	13,014	15,852
DS POWER Co., Ltd.	Service		—	—	152,025
Goseong Green Energy Co. Ltd.	Property sales		—	—	4,004
Gangneung Eco Power Co., Ltd.	Service		—	—	6,446
Shin Pyeongtaek Power Co., Ltd.	Service		—	—	174
Naepo Green Energy Co., Ltd.	Electricity sales		—	—	8
YTN Co., Ltd.	Electricity sales		1,714	4,070	7,446
Cheongna Energy Co., Ltd.	Service		3,434	13,117	14,153
Gangwon Wind Power Co., Ltd.	Electricity sales		134	2,133	2,152
Hyundai Green Power Co., Ltd.	Design Service		16,185	15,896	14,943
Korea Power Exchange	Service		29,351	26,710	16,300
Hyundai Energy Co., Ltd.	Service		13,740	21,535	58,566
Ecollite Co., Ltd.	Interest income		1	866	—
Taebaek Wind Power Co., Ltd.	Service		—	626	1,653
Pyeongchang Wind Power Co., Ltd.	Design Service		356	65	120
Daeryun Power Co., Ltd.	Electricity sales		49	780	1,611
Changjuk Wind Power Co., Ltd.	Electricity sales		6	751	1,848
KNH Solar Co., Ltd.	Electricity sales		7	19	17

			Sales and others
Company name	Transaction type		2012	2013	2014
			In millions of won
S-Power Co., Ltd.	Service	￦	—	—	7,564
Busan Solar Co., Ltd.	Electricity sales		—	2	17
SPC Power Corporation	Dividend income		194	—	—
Gemeng International Energy Co., Ltd.	Dividend income		—	—	6,905
Dolphin Property Limited	Service		—	32	—
E-POWER S.A.	Dividend income		623	1,902	1,456
Pioneer Gas Power Limited	Service		—	—	214
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		—	—	1,333
PT. Cirebon Electric Power	Service		442	—	—

<Joint ventures>
KEPCO SPC Power Corporation	Service /Dividend income		20,222	15,921	17,243
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		—	796	1,129
Dangjin Echo Power Co., Ltd. (Formerly, Dongbu Power Dangjin Corporation)	Technical fee		—	1,431	352
Honam Wind Power Co., Ltd.	Electricity sales		—	—	73
Seokmun Energy Co., Ltd.	Technical fee		—	1,138	1,910
Incheon New Power Co., Ltd.	Construction Revenue		—	1,435	6,637
KW Nuclear Components Co., Ltd.	Service		900	829	2,307
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)	Service		11,201	3,484	4,053
Busan Shinho Solar power Co., Ltd.	Electricity sales		—	—	24
Yeongam Wind Power Co., Ltd.	Electricity sales		—	255	47
Global Trade Of Power System Co., Ltd.	Electricity sales		—	—	39
Expressway Solar-light Power Generation Co., Ltd	Electricity sales		—	215	—
Datang Chifeng Renewable Power Co., Ltd.	Interest income		3,248	2,460	10,849
Rabigh Electricity Company	Service		—	676	38,954
Rabigh Operation & Maintenance Company	Service		—	2,091	2,822
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income		—	—	740
Shuweihat Asia Operation & Maintenance Company	Dividend income		—	—	869
Jamaica Public Service Company Limited	Repair service		2,817	2,798	2,865
KV Holdings, Inc.	Dividend income		—	319	—
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Dividend income		—	—	788
Amman Asia Electric Power Company	Service		—	18,092	26,838
Kelar S.A.	Service		—	—	2,041

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2012	2013	2014
			In millions of won
<Associates>
Korea Gas Corporation	Purchase of power generation fuel	￦	11,644,660	12,450,325	10,134,526
Gumi-ochang Photovoltaic Power Co., Ltd.	REC Purchase		1,367	6,498	1,789
Chungbuk Photovoltaic Power Co., Ltd.	REC Purchase		139	1,214	575
Cheonan Photovoltaic Power Co., Ltd.	REC Purchase		65	1,039	435
Daegu Photovoltaic Co., Ltd.	REC Purchase		—	1,943	3,552
Korea Power Engineering Service Co., Ltd.	Service		—	—	2,320
Golden Route J Solar Power Co., Ltd.	REC Purchase		—	983	518
Yeongwol Energy Station Co., Ltd.	REC Purchase		—	—	8,640
KOSCON Photovoltaic Co., Ltd.	REC Purchase		—	549	243
Yeonan Photovoltaic Co., Ltd.	REC Purchase		—	162	635
Q1 Solar Co., Ltd.	REC Purchase		—	904	2,501
Best Solar Energy Co., Ltd.	REC Purchase		—	86	4,882
Seokcheon Solar Power Co., Ltd.	REC Purchase		—	2,003	1,193
D Solar Energy Co., Ltd.	REC Purchase		—	29	1,163
KS Solar Energy Co., Ltd.	REC Purchase		—	—	3,496
Hyundai Asan Solar Power Co., Ltd.	REC Purchase		—	—	606
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		—	—	119
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		175,644	188,551	240,416
YTN Co., Ltd.	Advertisement fee		776	785	410
Gangwon Wind Power Co., Ltd.	Electricity purchase		34,342	38,980	28,836
Hyundai Green Power Co., Ltd.	Electricity purchase		269,199	313,164	477,642
Korea Power Exchange	Trading fees		77,448	80,279	74,861
Hyundai Energy Co., Ltd.	Electricity purchase		—	1,643	2,961
Taebaek Wind Power Co., Ltd.	REC Purchase		3,097	11,680	10,362
Changjuk Wind Power Co., Ltd.	Electricity purchase		1,473	11,893	15,549
KNH Solar Co., Ltd.	Electricity purchase		657	5,406	4,914
S-Power Co., Ltd.	Electricity purchase		—	—	105,107
Busan Solar Co., Ltd.	Electricity purchase		—	4,433	4,910
Green Biomass Co., Ltd.	Woodchip purchase		518	869	1,690

<Joint ventures>
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		—	143	383
Honam Wind Power Co., Ltd.	Electricity purchase		—	—	5,304
Busan Shinho Solar power Co., Ltd.	REC Purchase		—	8,944	8,115
Yeongam Wind Power Co., Ltd.	REC Purchase		—	—	7,080
Global Trade Of Power System Co., Ltd.	Electricity purchase		—	574	79
Expressway Solar-light Power Co., Ltd.	Electricity purchase		—	1,319	3,205
Jamaica Public Service Company Limited	Service		207	104	96

(4)	Receivables and payables arising from related party transactions as of December 31, 2013 and 2014 are as follows:

			Receivables		Payables
Company name	Type		2013	2014	2013	2014
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	￦	35	90	—	—
Dongducheon Dream Power Co., Ltd.	Trade receivables		—	1,124	—	—
Korea Gas Corporation	Trade receivables		8,237	8,746	—	—
	Non-trade receivables and others		1,507	152	—	—
	Trade payables		—	—	1,208,072	1,104,075
	Non-trade payables and others		—	—	101	—
Chungbuk Photovoltaic Power Co., Ltd.	Non-trade payables and others		—	—	57	—
Daegu Photovoltaic Co., Ltd.	Non-trade payables and others		—	—	212	—
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	6	1
Korea Power Engineering & Power Services Co., Ltd.	Non-trade payables and others		—	—	—	447
Golden Route J Solar Power Co., Ltd.	Non-trade payables and others		—	—	48	—
Yeongwol Energy Station Co., Ltd.	Trade receivables		11,413	7,060	—	—
KOSCON Photovoltaic Co., Ltd.	Non-trade payables and others		—	—	45	—
Yeonan Photovoltaic Co., Ltd.	Trade receivables		23	—	—	—
	Non-trade payables and others		—	—	20	—
Best Solar Energy Co., Ltd.	Non-trade payables and others		—	—	21	—
Seokcheon Solar Power Co., Ltd.	Non-trade payables and others		—	—	154	—
D Solarenergy Co., Ltd.	Non-trade payables and others		—	—	29	—
KS Solar Corp. Ltd.	Trade receivables		—	2	—	—
	Non-trade payables and others		—	—	—	113
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		590	692	—	—
	Non-trade receivables and others		129	23	—	—
	Non-trade payables and others		—	—	24,357	28,195
DS Power Co., Ltd.	Trade receivables		—	46	—	—
	Non-trade receivables and others		—	35,909	—	—
	Non-trade payables and others		—	—	1	1

			Receivables		Payables
Company name	Type		2013	2014	2013	2014
			In millions of won
Goseong Green Energy Co. Ltd.	Non-trade payables and others	￦	—	—	—	3,900
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		—	191	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		—	8	—	—
YTN Co., Ltd.	Trade receivables		51	91	—	—
	Non-trade payables and others		—	—	110	44
Cheongna Energy Co., Ltd.	Trade receivables		133	148	—	—
	Non-trade receivables and others		1,805	5,073	—	—
Gangwon Wind Power Co., Ltd.	Trade receivables		7	6	—	—
	Non-trade payables and others		—	—	3,720	4,982
Hyundai Green Power Co., Ltd.	Trade receivables		1,311	837	—	—
	Non-trade payables and others		—	—	28,427	43,417
Korea Power Exchange	Trade receivables		3,810	611	—	—
	Non-trade receivables and others		147	—	—	—
	Trade payables		—	—	3,497	3,676
	Non-trade payables and others		—	—	6,709	1,360
Hyundai Energy Co., Ltd.	Trade receivables		60	30,186	—	—
	Non-trade receivables and others		17,936	—	—	—
	Non-trade payables and others		—	—	8,823	8,649
Taebaek Wind Power Co., Ltd.	Trade receivables		129	—	—	—
	Non-trade receivables and others		—	104	—	—
	Non-trade payables and others		—	—	703	862
Pyeongchang Wind Power Co., Ltd.	Trade receivables		186	—	—	—
	Non-trade receivables and others		—	306	—	—
Daeryun Power Co., Ltd.	Trade receivables		208	150	—	—
Changjuk Wind Power Co., Ltd.	Trade receivables		92	—	—	—
	Non-trade receivables and others		—	93	—	—
	Non-trade payables and others		—	—	797	867
Busan Solar Co., Ltd.	Trade receivables		—	1	—	—
	Non-trade payables and others		—	—	3	127
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
S-Power Co., Ltd.	Trade receivables		—	213	—	—
	Non-trade receivables and others		—	1,203	—	—
	Non-trade payables and others		—	—	—	55,238

			Receivables		Payables
Company name	Type		2013	2014	2013	2014
			In millions of won
Green Biomass Co., Ltd.	Non-trade receivables and others	￦	258	—	—	—
	Non-trade payables and others		—	—	45	—
SPC Power Corporation	Non-trade receivables and others		6	64	—	—
E-POWER S.A.	Non-trade receivables and others		2	—	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		—	214	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		—	547	—	—
<Joint ventures>
KEPCO SPC Power Corporation	Trade receivables		10,237	2,519	—	—
	Non-trade receivables and others		—	1,736	—	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Non-trade receivables and others		473	668	—	—
Incheon New Power Co., Ltd.	Trade receivables		—	1,383	—	—
	Non-trade payables and others		—	—	1,483	—
Dangjin Echo Power Co., Ltd. (Formerly, Dongbu Power Dangjin Corporation)	Non-trade receivables and others		1,575	1,955	—	—
Honam Wind Power Co., Ltd.	Non-trade payables and others		—	—	—	2,481
Seokmun Energy Co., Ltd.	Non-trade receivables and others		196	1,101	—	—
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		—	57	—	—
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)	Trade receivables		323	—	—	—
	Non-trade receivables and others		100	14,626	—	—
Busan Shinho Solar power Co., Ltd.	Trade receivables		—	2	—	—
	Non-trade payables and others		—	—	1,132	1,516
YEONGAM Wind Power Co., Ltd.	Trade receivables		252	—	—	—
Datang Chifeng Renewable Power Co., Ltd.	Trade receivables		613	511	—	—
Jamaica Public Service Company Limited	Trade receivables		537	1,121	—	—
	Non-trade receivables and others		59	303	—	—
Amman Asia Electric Power Company	Trade receivables		—	11,171	—	—

(5)	Loans and others arising from related party transactions as of December 31, 2013 and 2014 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Joint ventures	KEPCO SPC Power Corporation	￦	48,544	—	(17,697)	2,019	32,866
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		35,679	—	(7,104)	1,156	29,731
Joint ventures	Jamaica Public Service Company Limited		2,111	—	—	88	2,199
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		25,353	283	(75)	983	26,544
	Allowance for doubtful accounts		(20,228)	—	3,869	(525)	(16,884)
Associates	Dolphin Property Limited		953	—	(957)	4	—
	Allowance for doubtful accounts		(354)	—	354	—	—
Associates	Rabigh Electricity Company		103,421	—	(43,745)	3,037	62,713
Associates	PT. Cirebon Electric Power		55,741	8,962	(21,336)	1,769	45,136
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		—	1,413	—	—	1,413

		￦	251,220	10,658	(86,691)	8,531	183,718

(6)	Borrowings arising from related party transactions as of December 31, 2013 and 2014 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance
		In millions of won
Korea Development Bank	Facility	￦	2,300,000	—	(800,000)	—	1,500,000

(7)	Guarantees provided to an associates or joint ventures as of December 31, 2014 are as follows:

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD	129,868	SMBC, The Export-import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	10,200	Standard Chartered Bank

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
In millions of won and thousands of foreign currencies
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	48,553	Korea Exchange Bank, Hana Bank and others
		Guarantees for supplemental funding(*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	21,345
		Guarantees for supplemental funding(*1)		—
Korea Western Power Co., Ltd.	Rabigh O&M Co., Ltd.	Performance guarantees	SAR	4,800	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Deagu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	Shinhan Capital Co., Ltd.
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.(*2)	Collateralized money invested	KRW	111,134	Kookmin Bank
Korea Western Power Co., Ltd.	PT Mutiara Jawa	Collateralized money invested	USD	2,610	Shinhan Bank Singapore
Korea Western Power Co., Ltd.	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Shinhan Capital Co., Ltd., Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar power Co., Ltd.	Collateralized money invested	KRW	2,100	KT Capital Co., Ltd.
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Guarantees for supplemental funding(*1)		—	Hanmaeum 2nd Securitization Co., Ltd.
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Guarantees for supplemental funding(*1)		—	Newstar TJ 1st Co., Ltd.
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW	3,480 —	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW	204,000 —	Korea Development Bank

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
In millions of won and thousands of foreign currencies
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW	3,000 —	Hyundai Marine & Fire Insurance Co., Ltd.
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	5,250	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank, Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding(*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others
		Guarantees for supplemental funding(*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank, Woori Bank
		Guarantees for supplemental funding(*1)		-
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW	793	Consus Asset Management Co., Ltd
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	76,193	Korea Exchange Bank, Kookmin Bank
		Performance guarantees and guarantees for supplemental funding(*1)		—
Korea Southern Power Co., Ltd.	KS Solar Corp. Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees(*1)		—	Korea Exchange Bank, SMBC, and others
		Debt guarantees	USD	132,600	SMBC, Mizuho, and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW	2,900 —	Korea Development Bank, Daewoo Securities Co., Ltd.

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW	3,875 —	Woori Bank, Shinhan Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW	12,742 —	Korea Development Bank, Daewoo Securities Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW	87,003 —	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	12,000	Nonghyup bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Performance guarantees		—	Hana Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,410	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW	35,925 —	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested Debt guarantees	KRW EUR	15,595 4,271	Korea Development Bank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested Debt guarantees	KRW EUR	16,101 4,175	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Express solar-light Power. Generation Co., Ltd.	Guarantees for supplemental funding(*1)		—	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW	108,000 —	Korea Development Bank and others and others

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding(*1)	—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding(*1)	—	The Export-import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeong Wol Energy Station Co., Ltd.	Collateralized money invested	KRW 1,400	Daewoo Securities Co., Ltd. and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 6,800 —	Shinhan Bank

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.

(8)	As of December 31, 2014, there are no guarantees provided by related parties.

(9)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2012, 2013 and 2014 are as follows:

Type		2012	2013	2014
		In millions of won
Salaries	￦	1,180	1,114	993
Employee benefits		51	63	44

	￦	1,231	1,177	1,037

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2012, 2013 and 2014 are as follows:

Transactions		2012	2013	2014
		In millions of won
Transfer from construction in-progress to other assets	￦	9,568,629	6,507,426	9,465,204
Recognition of asset retirement cost and related provision for decommissioning costs		4,537,338	251,054	282,396
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		86,436	403,638	377,697
Transfer from property, plant and equipment to finance lease receivables		—	470,867	—

49.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2013 and 2014 are as follows:

		2013		2014
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Construction of New Uljin units	￦	14,559,941	11,756,580	16,244,160	12,286,719
Construction of New Kori units		14,097,914	8,306,938	15,106,494	8,593,822
Construction of New Wolseong units		5,310,003	449,958	5,310,003	171,367
Construction of Dangjin units		952,729	486,809	985,036	138,709
Construction of New Boryeong units		1,801,718	1,613,529	1,803,417	848,887
Construction of Samcheok units		2,273,156	1,772,954	2,288,199	528,613
Construction of Taean IGCC units		925,173	521,439	927,628	113,625
Construction of Taean units		937,954	852,254	966,680	536,676
Construction of office building (KDN)		106,493	68,283	106,493	—
Construction of office building (KOPEC)		210,021	167,563	213,216	45,694
Construction of Sejong city cogeneration units		305,360	63,485	305,360	46,007
Purchase of Wonju cogeneration units		50,400	50,241	50,220	17,526
Purchase of Ulsan combined cycle power units		256,760	63,514	286,755	8,355
Purchase of Pyeongtaek combined cycle power units		354,976	75,048	337,674	226
Purchase of Andong main machine		685,335	28,194	234,601	11,730
Purchase of diesel for generation		54,177	54,177	54,177	—
Construction of New Yeongheung units		1,639,047	286,727	836,708	46,962
Construction of New Yeosu units		417,733	337,926	495,368	255,973
Construction of New Seoul units		586,493	550,493	586,493	543,475
Purchase of Concrete Poles (10M,350KGF)		77,209	71,111	77,209	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) (unit price contract)		—	—	47,579	28,991
Other purchase contracts		135,761	65,394	75,326	27,341

	￦	45,738,353	27,642,617	47,338,796	24,250,698

(2)	As of December 31, 2014, details of contracts for inventory purchase are as follows:

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

Type	Periods	Contracted amounts
Concentrate	2015 ~ 2030	34,719 Ton U3O8
Transformed	2015 ~ 2022	17,238 Ton U
Enrichment	2015 ~ 2029	34,879 Ton SWU
Molded	2015 ~ 2022	1,852 Ton U

50.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2013 and 2014 are as follows:

	2013			2014
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	608	￦	407,911	669	￦	637,749
As the plaintiff	123		157,103	164		460,965

The Company is the defendant against a number of claims. The following are potentially significant claims pertaining to the Company:

	The Company contracted with LS Cable & System Ltd. for 250kV submarine cables installed in the 105km section between Jindo (Mainland) and Jeju Island in September 2009. LS Cable & System Ltd. notified the Company of the completion of construction and requested the issuance of a certificate of completion, however, the Company disagreed that LS Cable & System Ltd. had completed construction in accordance with the conditions of their contract. As a result, the Company rejected the goods (submarine cables installed) delivered and refused to pay LS Cable & System Ltd.

LS Cable & System Ltd. filed for arbitration (seeking a total amount of ￦194 billion from the Company) with the Korean Commercial Arbitration Board in October 2012 in order to demand unpaid invoices and extra payments relating to claims of rejection of the test on completion and goods (submarine cables installed) delivered.

After arbitration agreement by the Korean Commercial Arbitration Board, the Company, as of July 2014, has paid a portion of unpaid construction payment of ￦40 billion of the total construction payment of ￦120 billion, which is out of the total arbitration filed of ￦194 billion. The remaining unpaid construction payment of ￦80 billion has been recognized as a liability.

The arbitration is currently on-going, and the final result might be unfavorable to the Company. However, since additional construction payments and periods cannot be rationally estimated, the Company has not recognized any provisions for potential loss.

‚	Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a law suit for increase in contract bill (formerly, amounted of ￦1,000 million) against Korea Hydro & Nuclear Co., Ltd. (“KHNP”) in September 2013, in accordance with the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies submitted an application to demand extra contract payments due to the design change, and they are asking a total amount of ￦133,426 million from KHNP.

Due to the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing if any, that might be awarded to Hyundai E&C and two other companies. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of a lawsuit. Therefore, the Company has not recognized any provision for the lawsuit.

ƒ	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. The Supreme Court ruled, that “employees shall not retroactively demand the difference in overtime pay as additional wages, in the event that the demand itself causes an unexpected increase in spending for their company, and thus lead the company to financial difficulty. In that case, the request is not acceptable, since it is unjust, and it is in breach of the principle of good faith.”

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

The Korean Power Plant Industry Union and others filed lawsuits against the Company’s six generation subsidiaries and KEPCO Plant Service & Engineering Co., Ltd. due to a dispute over the scope of ordinary wages.

On January 15, 2015, there was a court decision on ordinary wages of the labor union in Korea Southern Power Co., Ltd. According to the judgment, basic bonus, incentives, and part of the subsidies paid regularly, uniformly, and steadily are to be included in the ordinary wages, and as a result of the related lawsuit, it was concluded that this case does not violate the principle of good faith since no significant difficulty in management nor risk in the continuance and existence of the company were predicted. However, the Company decided to appeal at a higher count.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. As a result, the Company recognized ￦174,379 million of other provision.

(2)	Guarantees of borrowings provided to other companies as of December 31, 2013 and 2014 are as follows:

Guarantees	Financial or non-financial institution	Date of contract	Period of contract	2013	2014
				In thousands of U.S. dollars
Repayment guarantees for UAE Shuweihat S3 borrowings	Mizuho, SMBC, HSBC	2011-05-16	2011-05-16 ~ 2014-02-28	USD 58,294	—
Guarantee of UAE Shuweihat S3 interest swap agreement	SMBC	2011-05-16	2011-05-16 ~ 2014-02-28	USD 1,500	—

The Company provides performance guarantee related to construction completion to Kookmin Bank. As such performance guarantee does not meet the definition of financial guarantee contract in IAS 39 ‘Financial Instruments; Recognition and Measurement’, no related liability is recognized.

The Company has a borrowing of ￦22.5 billion from Long Lasting Value (“LLV”) as of December 31, 2014. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ￦23.9 billion.

In order to secure its status as a shareholder of Navanacom Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanacom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

(3)	Credit lines provided by financial institutions as of December 31, 2014 are as follows:

Commitments	Financial institutions	Currency	Amount
		In millions of won and thousands of foreign currencies
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,670,000
Commitments on bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Korea Exchange Bank and others	KRW	950,000
Limit amount available for card	Hana Bank and others	KRW	83,524
Certification of payment on payables from foreign country	Korea Development Bank and others	USD	423,009
Loan limit	The Export-Import Bank of Korea and others	KRW	147,084
	BNP Paribas and others	USD	2,526,059
Certification of payment on L/C	Woori Bank and others	USD	2,039,423
	Korea Exchange Bank and others	EUR	3,100
	Kookmin Bank and others	JPY	8,677,652
	Korea Exchange Bank	GBP	122,338
Certification of performance guarantee on contract	Shinhan Bank and others	KRW	158,649
	Standard Chartered Bank and others	USD	760,907
	Kookmin Bank and others	EUR	37,082
	Hana Bank and others	INR	185,077
	Korea Exchange Bank	AED	54,880
Certification of bidding	SMBC and others	USD	10,450
Advance payment bond, Warranty bond, Retention bond and others	Shinhan Bank	EUR	1,088
	Kathmandu Bank and others	USD	209,195
	Kathmandu Bank and others	NPR	68,941
Others	Korea Exchange Bank and others	KRW	11,250
	Korea Exchange Bank and others	SAR	82,700
	Shinhan Bank and others	USD	639,363
	Hana Bank	INR	157,830
Inclusive credit	Korea Exchange Bank	KRW	501,500
	Shinhan Bank and others	INR	47,489
	HSBC and others	USD	492,491
Trade finance	BNP Paribas and others	USD	850,000

(4)	The Company voluntarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦107,910 million, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦6,658 million and depreciation on the utility plant amounting to ￦985 million are charged to other expenses for the year ended December 31, 2014.

(5)	As of December 31, 2014, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies

KEPCO Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for project loan

Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings

Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings

Korea Midland Power Co., Ltd.	Hana Bank and others	All shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings

Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees (*)

Commerce and Industry Energy Co., Ltd.	Hana Bank and others	Land, buildings, structures and machinery	KRW	91,034	Collateral for borrowings

		Cash and cash equivalents	KRW	8,800

Gyeongju Wind Power Co., Ltd.	Korea Development	Existing or expected trade receivables	KRW	15,927	Collateral for borrowings

	Bank and others	Cash and cash equivalents	KRW	4,126

		Property, plant and equipment and others	KRW	36,468

Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and others	JOD	46,213	Collateral for borrowings

KST Electric Power Company	Scotiabank Inverlat, S.A.	Finance lease receivable and others	USD	318,088	Collateral for borrowings

(*)	The Company provided to the financial institutions the shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

(6)	Fuel cost adjustment, a new electric tariff system was enacted by the Ministry of Knowledge Economy (“MKE”) (newly named the Ministry of Trade Industry and Energy (“MTIE”)) effective in July 2011. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the MKE issued a hold order on July 29, 2011 to suspend the Company’s billing and collecting the amounts. In July 2014, the Fuel Cost Pass-through Adjustment (“FCPTA”) was abolished by the amendments to Tariff Adjustment Basis (notified by the MTIE on May 21, 2014) and Rules and Rates for Electric Service (approved on June 13, 2014 and implemented in July 2014).

The unbilled FCPTA amounts as of December 31, 2014 is ￦176,468 million, which decreased by ￦1,700,903 million from ￦1,877,371 million as of December 31, 2013.

In prior period, the Company concluded that, in consideration of the prolonged unbilled period and consultation with, and information from, the MTIE, the Company would not be able to bill and collect the unbilled FCPTA amounts for the foreseeable future. As a result, there were no FCPTA amounts remaining in the consolidated statement of financial position as of December 31, 2014 and the accumulated unbilled FCPTA will be reflected in the next electricity rates by adjusting the total electricity cost.

(7)	The Company has a potential obligation to reimburse approximately ￦8.3 billion to KEPCO SPC Power Corporation, one of its joint ventures of the Company, for the turbine accident on Philippine Unit 2 power plant. Due to the uncertainties of whose responsibility for the accident, the Company has not recognized for the expected financial effect in the consolidated statement of financial position as of December 31, 2014.

51.	Subsequent Events

(1)	The Company owns Wolseong #1 nuclear power plant, which started its operation on November 21, 1982, and completed its operation on November 20, 2012, having completed the permitted operation period of 30 years. As of December 31, 2014, Wolseong #1 was not in operation, and the Company had received multiple safety assessments in order to obtain approval from the Nuclear Safety and Security Commission to resume the plant’s operation for the second term. On February 27, 2015, the Nuclear Safety and Security Commission approved the Company’s application for resuming its operations for the second term.

(2)	Subsequent to the December 31, 2014, the subsidiaries of the Company, Korea Western Power Co. Ltd., and Korea Southern Power Co., Ltd., have issued new debt securities for funding facilities and operation as follows:

Company Name	Type	Interest rate	Issued date	Maturity	Amounts
	In millions of won
Korea Southern Power Co., Ltd.	32nd Unsecured bond	1.96%	2015.02.12	2018.02.12	100,000
Korea Western Power Co., Ltd.	26-1st Unsecured bond	2.14%	2015.03.05	2020.03.05	110,000
	26-2st Unsecured bond	2.43%	2015.03.05	2025.03.05	90,000

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as last amended on November 20, 2014 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on May 21, 2014 (in English)

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on March 23, 2013 (in English)**

15.3	The Public Agencies Management Act, as amended on May 28, 2014 (in English)

15.4	Enforcement Decree of the Public Agencies Management Act, as amended on November 19, 2014 (in English)

15.5	Letter from Deloitte Anjin LLC

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
**	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2013.

E-1