Form 20-F
period 2015-12-31
KOREA ELECTRIC POWER CORP
filed 2016-04-29
CIK 887225

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Younseung Lee, +82 61 345 4218, winstraight@kepco.co.kr, +82 61 345 4299

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

In addition, in this annual report, all references to:

•	“EWP” are to Korea East-West Power Co., Ltd.,

•	“KHNP” are to Korea Hydro & Nuclear Power Co., Ltd.,

•	“KOMIPO” are to Korea Midland Power Co., Ltd.,

•	“KOSEP” are to Korea South-East Power Co., Ltd.,

•	“KOSPO” are to Korea Southern Power Co., Ltd., and

•	“KOWEPO” are to Korea Western Power Co., Ltd.,

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

This annual report discloses, under the caption Item 3.D. “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Item 3.A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income (Loss) Data

	2011		2012		2013		2014		2015
	(in billions of Won and millions of US$, except per share data)(1)
Sales	￦	43,175	￦	49,121	￦	53,713	￦	57,123	￦	58,582	$50,100
Cost of sales		42,725		48,460		50,596		49,763		45,458	38,876
Gross profit		450		661		3,117		7,360		13,124	11,224
Selling and administrative expenses		1,752		1,780		1,923		1,924		2,153	1,841
Other gains (losses)		166		(1,782)		129		107		8,611	7,364
Operating profit (loss)		(685)		(2,300)		1,948		6,209		20,281	17,345
Finance income (expense), net		(1,911)		(1,940)		(2,302)		(2,255)		(1,832)	(1,567)
Income (loss) before income taxes		(2,473)		(4,063)		(396)		4,229		18,656	15,955
Income tax (expense) benefit		(820)		985		571		(1,430)		(5,239)	(4,480)
Profit (loss) for the period		(3,293)		(3,078)		174		2,799		13,416	11,474
Other comprehensive income (loss)		(262)		(322)		186		(358)		34	29
Total comprehensive income (loss)		(3,555)		(3,400)		360		2,441		13,450	11,503
Profit (loss) attributable to:
Owners of the Company		(3,370)		(3,167)		60		2,687		13,289	11,365
Non-controlling interests		77		89		114		112		127	109
Total comprehensive income (loss) attributable to:
Owners of the Company		(3,628)		(3,448)		245		2,336		13,308	11,381
Non-controlling interests		73		48		115		105		142	121
Earnings (loss) per share
Basic(2)		(5,411)		(5,083)		96		4,290		20,701	17.70
Earnings (loss) per ADS
Basic(2)		(2,706)		(2,542)		48		2,145		10,351	8.85
Dividends per share		—		—		90		500		3,100	2.65

Consolidated Statements of Financial Position Data

	As of December 31,
	2011		2012		2013		2014		2015
	(in billions of Won and millions of US$, except share and per share data)
Net working capital deficit(3)	￦	(3,973)	￦	(4,884)	￦	(4,945)	￦	(4,780)	￦	(686)	$(587)
Property, plant and equipment, net		112,385		122,376		129,638		135,812		141,361	120,894
Total assets		136,468		146,153		155,527		163,708		175,257	149,882
Total shareholders’ equity		53,804		51,064		51,451		54,825		67,942	58,105
Equity attributable to owners of the Company		53,270		49,889		50,260		53,601		66,634	56,986
Non-controlling interests		534		1,175		1,191		1,224		1,308	1,119
Share capital		3,210		3,210		3,210		3,210		3,210	2,745
Number of common shares as adjusted to reflect any changes in capital stock		641,964,077		641,964,077		641,964,077		641,964,077		641,964,077	641,964,077
Long-term debt (excluding current portion)		39,198		45,525		52,801		55,720		50,907	43,536
Other long term liabilities		25,725		30,747		31,062		31,563		33,697	28,818

Notes:

(1)	The financial information denominated in Won as of and for the year ended December 31, 2015 has been translated into U.S. dollars at the exchange rate of Won 1,169.3 to US$1.00, which was the Noon Buying Rate as of December 31, 2015.
(2)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period. Dilutive loss per share is not presented as such amount was anti-dilutive for the periods indicated.
(3)	Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which gave rise to working capital deficit.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “￦” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America, all references to “Euro” or “€” are references to the currency of the European Union, all references to “Yen” or “¥” are references to the currency of Japan, all references to “A$” are to the currency of Australia and all references to “RMB” are to the currency of the People’s Republic of China. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,169.3 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2015, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 15, 2016, the Noon Buying Rate was Won 1,144.8 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this annual report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
October	1,140.5	1,143.2	1,180.0	1,120.9
November	1,149.4	1,153.5	1,172.7	1,136.5
December	1,169.3	1,169.9	1,188.0	1,140.7
2016 (through April 15)	1,144.8	1,183.0	1,242.6	1,138.9
January	1,210.0	1,203.3	1,217.0	1,190.4
February	1,238.1	1,216.2	1,242.6	1,186.1
March	1,138.9	1,181.6	1,229.6	1,138.9
April (through April 15)	1,144.8	1,149.8	1,158.4	1,142.0

Source: Federal Reserve Board

Note:

(1)	The average rates for annual and interim periods were calculated by taking the simple average of the Noon Buying Rates on the last day of each month during the relevant period. The average rates for the monthly periods (or portion thereof) were calculated by taking the simple average of the daily Noon Buying Rates during the relevant month (or portion thereof).

Item 3.B. Capitalization and Indebtedness

Not Applicable

Item 3.C. Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3.D. Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to KEPCO

Increases in fuel prices will adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis.

Fuel costs constituted 25.9% and 33.3% of our sales and cost of sales, respectively, in 2015. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 46.2% of our entire fuel requirements in 2015 in terms of electricity output) are imported principally from Australia and Indonesia and, to a lesser extent, Russia, the United States and others, which accounted for approximately 46%, 36%, 12%, 5% and 1%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2015. Approximately

79% of the bituminous coal requirements of our generation subsidiaries in 2015 were purchased under long-term contracts and the remaining 21% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel.”

In recent years the prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG have generally declined in tandem with their international market prices. For example, the average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts declined from US$70.3 per ton in 2014 to US$58.0 per ton in 2015 and was US$52.6 per ton as of April 15, 2016. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil declined from US$96.6 per barrel in 2014 to US$51.1 per barrel in 2015 and to US$39.3 per barrel as of April 15, 2016. However, we cannot assure you that the fuel prices will remain at similarly low levels or will not significantly increase in the remainder of 2016 or thereafter. If fuel prices increase sharply in the future within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

Because the Government regulates the rates we charge for the electricity we sell to our customers (see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on fuel and other cost increases to our customers is limited. If fuel prices increase rapidly and substantially and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of high fuel prices, the fuel price increases will negatively affect our profit margins or even cause us to suffer operating and/or net losses and our business, financial condition, results of operations and cash flows would suffer. In addition, partly because the Government may have to undergo a lengthy deliberative process to approve an increase in electricity tariff, which represents a key component of the consumer price index, the electricity tariff may not be adjusted to a level sufficient to ensure a fair rate of return to us in a timely manner or at all, and we cannot assure that any future tariff increase by the Government will be sufficient to fully offset the adverse impact on our results of operations from current or potential rises in fuel costs. On the other hand, if fuel prices decrease, substantial political pressure may lead the Government to lower the level of electricity tariff in a relatively shorter period of time due to the lack of public opposition, which could negatively affect our profit margins and in turn our financial condition and results of operations.

The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.

From time to time, the Government considers various policy initiatives to foster efficiency in the Korean electric power industry, and at times have adopted policy measures that have substantially modified our business and operations. For example, in January 1999, with the aim of introducing greater competition in the Korean electric power industry and thereby improving its efficiency, the Government announced a restructuring plan for the Korean electric power industry, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item  4.B. “Business Overview—Restructuring of the Electric Power Industry in Korea.” As part of this initiative, in April 2001 the Government established the Korea Power Exchange to enable the sale and purchase of electricity through a competitive bidding process, established the Korea Electricity Commission to ensure fair competition in the Korean electric power industry, and, in order to promote competition in electricity generation, split off our electricity generation business to form one nuclear generation company and five thermal generation companies, in each case, to be wholly owned by us. In 2002, the Government introduced a plan to privatize one of our five thermal generation subsidiaries, but this plan was suspended indefinitely in 2003 due to prevailing market conditions and other policy considerations.

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which includes maintaining the current structure of us and our six generation subsidiaries. Pursuant to this proposal, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the standing director who is to become a member of the audit committee of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Committee for Management of Public Institutions conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries.

Other than as set forth above and except as described below under “—The newly adopted vesting contract system may not achieve desired benefits.”, we are not aware of any specific plans by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electric power industry or the operations of us or our generation subsidiaries in the near future. However, for reasons relating to changes in policy considerations, socio-political, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electric power industry or the operations of us or our generation subsidiaries. Any such measures may have a negative effect on our business, results of operations and financial condition. In addition, the Government, which beneficially owns a majority of our shares and exercises significant control over our business and operations, may from time to time pursue policy initiatives with respect to our business and operations, and such initiatives may vary from the interest and objectives of our other shareholders.

The newly adopted vesting contract system may not achieve desired benefits.

On May 20, 2014, the Electricity Business Act was amended, with effect from November 21, 2014, to introduce a “vesting contract” system in determining the price and quantity of electricity to be sold and purchased between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). The application of adjusted coefficient will gradually cease and will be replaced by the vesting contract system.

Under the vesting contract system as currently contemplated by the amended Electricity Business Act and the Enforcement Decree of the Electricity Business Act, electricity generators using base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit will be required to enter into a contract with the purchaser of electricity (namely, us), which will specify, among other things, the quantity of electricity to be generated and sold at a particular generation unit and the price at which such electricity will be sold. The contracted quantity will be subject to annual adjustment in consideration of past generation amounts, maintenance and overhaul periods, among others. The contracted price will be subject to monthly adjustment largely depending on the fuel price movements, provided that in the event of a drastic change in electricity tariff rates, inflation rate and the general market conditions of electricity supply and demand, the contracted price may be further adjusted on an as-needed basis. Generally, the contractual terms will be subject to prior consultation with the Korea Electricity Commission and approval by the Minister of the Ministry of Trade, Industry and Energy in order to ensure fair and standardized application of the vesting contract system to all producers of electricity.

Under the settlement mechanism of the vesting contract system, an electricity producer is required to settle, among others, the difference between the contracted price and the market price of electricity sold at a given hour through the Korea Power Exchange (namely, the system marginal price), as multiplied by the contracted quantity of electricity. Under this settlement mechanism, assuming sale of electricity in the contracted quantity and further assuming the system marginal price being higher than the contracted price, the consideration to be received by the seller of electricity net of the settlement amount will effectively amount to the product of the contracted quantity multiplied by the contracted price. If the seller sells a quantity of electricity exceeding the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is entitled to an extra return (effectively, an incentive) equal to the product of the excess quantity multiplied by the difference between the system marginal price and the contracted price. On the other hand, if the seller sells a quantity of electricity falling short of the contracted quantity at a given hour, under the settlement mechanism and assuming the system marginal price being higher than the contracted price, the seller is required to pay an amount (effectively, a penalty) equal to the product of the shortfall quantity multiplied by the difference between the system marginal price and the contracted price. The foregoing notions of incentive and penalty are intended to minimize the additional cost of purchasing electricity at the higher system marginal price in the event that the seller of electricity fails to deliver the contracted quantity of electricity.

The vesting contract system was introduced principally in order to prevent excessive profit-taking by low-cost producers of electricity using base load fuels (such as nuclear, coal, hydro and by-product gas) by replacing the adjusted coefficient as the basis for determining the guaranteed return to generation companies, as well as to attain the following objectives. First, this system seeks to increase transactional certainty and stability of electricity supply and purchase by requiring that a relatively long-term (generally one-year) contract be entered in relation to electricity supply, which had been previously made entirely through what was effectively a spot market. Second, in order to foster responsible management of electricity supply by generation companies, the generation companies will become subject to minimum supply requirements and will be rewarded or penalized depending on whether they meet these requirements. Third, the introduction of standard contractual prices is designed to encourage cost savings and productivity enhancements on the part of the generation companies, who will be rewarded or penalized depending on whether they can supply electricity at such standard contractual prices.

In order to minimize undue impact on the electricity trading market in Korea, the vesting contract system will be implemented in phases. Vesting contracts have been entered in February 2015 between us and two independent power producers of by-product gas-based electricity (namely, POSCO Energy and Hyundai Green Power) at a contractual price set a level at which the vesting contract system replaced the adjustment coefficient mechanism previously in effect with equal economic effect. By-product gas-based electricity accounted for 1.8% of electricity purchased by us in 2015. We expect to enter into vesting contracts with independent power producers which own coal power plants that are expected to begin operation in 2016. Since the vesting contract system is still in the early stages of implementation and many of the related details are still being finalized, it presently remains unclear in what final form the vesting contract system will actually operate, whether the vesting contract system will be able to achieve the desired results and whether there will be any adverse unintended consequences from the application of the system, and no assurance can be given that such system will not adversely affect our business, results of operations or financial condition in the future. See Item 4.B. “Business—Purchase of Electricity—Vesting Contract System.”

Our capacity expansion plans, which are based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity. The Seventh Basic Plan, which is effective for the period from 2015 to 2029, focuses on, among other things, (i) ensuring a stable supply of electricity, (ii) increasing the portion of low carbon electricity supply sources, (iii) active consumer demand management, (iv) permanent closing of operations of the Kori #1 nuclear power unit, and (v) diversifying electricity supply sources by utilizing renewable energy sources.

On January 13, 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2013 to 2035 (compared to 2008 to 2030 under the First Basic National Energy Plan) and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing electricity demand by 15% by 2035, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and environmental friendliness, (iv) strengthening exploration and procurement capabilities to enhance Korea’s energy security and to ensure stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (v) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vi) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of consumers in the low income group. In addition, the Second Basic National Energy Plan has revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008.

We cannot assure that the Seventh Basic Plan, the Second Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at affordable costs to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is a significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

Although the Government has increasingly expanded its efforts to encourage conservation of electricity, including through a public relations campaign, there is no assurance that such efforts will have the desired effect of substantially reducing the demand for electricity or improving efficient use thereof.

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions and investments related to overseas businesses. In 2013, 2014 and 2015, our capital expenditures for construction of generation, transmission and distribution facilities amounted to Won 15,831 billion, Won 16,629 billion and Won 15,750 billion, respectively, and our budgeted capital expenditures for 2016, 2017 and 2018 amount to Won 15,617 billion, Won 14,307 billion and Won 13,842 billion, respectively.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry. According to the Government’s plan, we will create a Won 2 trillion new energy industry fund by 2017, contributing Won 1 trillion in each of 2016 and 2017, and invest an additional amount of approximately

Won 5.4 trillion in 2016 to expand new energy related businesses. Our actual budget for such projects will be decided after internal evaluation and discussions with the Government. Although the exact amount has yet to be decided, we expect that our capital expenditure relating to new energy industry projects may eventually lead to a significant increase in our capital expenditure in 2016 and thereafter. See Item 4.B. “Business Overview—Recent Developments—New Energy Industry Projects.”

While we currently do not expect to face any material difficulties in procuring short-term borrowings to meet our liquidity and short-term capital requirements, there is no assurance that we will be able to do so. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity or due to other factors beyond our control. If we are unable to obtain financing on commercially acceptable terms on a timely basis, or at all, we may be unable to meet our funding requirements for capital expenditures or debt repayment obligations, which could have a material adverse impact on our business, results of operations and financial condition.

In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Government and as approved by the Committee for Management of Public Institutions, set target debt-to-equity levels and undertaken various programs to reduce debt and improve the overall financial health, including through rationalizing various aspects of our operations (both domestic and overseas), engaging private sector investments, disposing non-core assets, reducing costs and exploring alternative ways to generate additional revenue. For further information, see Item 4.B. “Business Overview—Debt Reduction Program and Related Activities.” Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level contemplated by the Government or to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies from time to time. Depreciation of Won against U.S. dollar and other foreign currencies typically results in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2015, approximately 21.2% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions, was denominated in foreign currencies, principally U.S. dollars. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.

As part of our overall business strategy, we plan to (i) strengthen competitiveness in our core operations by enhancing efficiency of our generation, transmission and distribution networks and related facilities, (ii) expand and develop new businesses by diversifying our overseas business and actively addressing climate change, (iii) create a platform for future growth by developing an ecosystem focused on new energy technologies, and (iv) strengthen our management system for sustainable growth.

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

We plan to pursue overseas expansion opportunities that may subject us to different or greater risks than those associated with our domestic operations.

While our operations have, to-date, been primarily based in Korea, we may expand, on a selective basis, our overseas operations in the future. In particular, we may further diversify the geographic focus of our operations from Asia to the rest of the world, including the resource-rich Middle East, Australia and Africa, as well as expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants and mining and development of fuel sources.

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

As of December 31, 2015, we and our generation subsidiaries owned approximately 75.0% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power generators accounted for 17% of total power generation in 2015 and 25% of total generation capacity as of December 31, 2015. As of December 31, 2015, there were ten independent power generators in Korea, excluding renewable energy producers. Prior to December 2010, private enterprises had not been permitted to own and operate coal-fired power plants in Korea. However, the Fifth Basic Plan announced in December 2010 included for the first time a plan for independent power producers to own and operate coal-fired power plants, and the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. The Seventh Basic Plan announced in July 2015 further elaborated such plans, and ten coal-fired units with aggregate generation capacity of 8,610 megawatts are scheduled to be completed between 2016 and 2022 under the Seventh Basic Plan. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2016, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition. For further details of the Community Energy System, see Item 4.B. “Business Overview—Competition.”

Labor unrest may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2015, approximately 69.5% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

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

Through KHNP, we currently operate 24 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 31.5% of electricity generated in Korea in 2015. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

From time to time, our nuclear generation units may experience unexpected shutdowns. Any prolonged or substantial breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial condition and results of operations.

In response to the damage to the nuclear facilities (including nuclear meltdowns) in Japan as a result of the tsunami and earthquake in March 2011, the Government announced plans to further enhance the safety and security of nuclear power facilities, including by establishing the Nuclear Safety and Security Commission (“NSSC”) in July 2011 for neutral and independent safety appraisals, subjecting nuclear power plants to additional safety inspections by governmental authorities and civic groups and requiring KHNP to prepare a comprehensive safety improvement plan. As a result of the foregoing, as well as a generally higher level of public and regulatory scrutiny of nuclear power following the nuclear incident in Japan, KHNP adopted and implemented a significant number of measures to improve the safety and efficiency of its generation facilities. Such measures include, but are not limited to, installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. We have incurred Won 286.9 billion from 2011 through 2015 to implement these measures.

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

Upon such discovery, KHNP immediately conducted internal investigation of related certification documents and reported to the Prosecutor’s Office all testing facilities and suppliers suspected of forgery for further investigation. The NSSC, with the full cooperation of KHNP, has also conducted a full scale investigation on the integrity of all testing results at all of our nuclear generation units. In addition, the Prosecutor’s Office has conducted extensive investigation on all parties suspected of having been involved in the forgery and has brought several criminal and civil charges, including against several of KHNP’s former and current officers and employees. In addition, one of KHNP’s former CEOs and several employees of KHNP were arrested on separate bribery charges brought by the Prosecutor’s Office as part of a wider investigation into the nuclear power industry in general, and in June 2013, KHNP’s then CEO was dismissed by the Government for failure of oversight. KHNP has been fully cooperating with the authorities on these investigations and has promptly taken all appropriate disciplinary actions against KHNP’s employees allegedly involved in such incidents. KHNP has also immediately suspended all current and future relationships with all of the entities alleged to have participated in any related illegal or improper activities. KHNP as an entity has not been subject to any criminal charges or sanctions.

Immediately following the discovery of the forgery incident, Shin-Kori #1 and #2 and Shin-Wolsong #1 were shut down in May 2013 for further safety inspections and resumed operations in January 2014 following parts replacement and approval by the NSSC. As a result of the shutdown, we incurred additional operating expenses, including as a result of having had to purchase electricity generated from more expensive fuel sources while the aforementioned nuclear plants were suspended from operation. Upon inspection, parts replacement and approval by the NSSC, construction of Shin-Wolsong #2 was completed and operations commenced in 2015. Shin-Kori #3 and #4 currently remain under construction.

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

These incidents have had a material adverse effect, and may have a further material adverse effect, on our reputation, business, results of operations, financial condition as well as the general acceptance of nuclear power, especially if, as a result of these incidents or otherwise, there are findings of other criminal or other illegal or improper activities or if there are additional shutdowns that lead to greater social and political concerns over nuclear safety to the effect of impeding with our normal operation of nuclear generation units.

In response to these incidents, the Ministry of Trade, Industry and Energy has announced a number of measures to enhance the integrity, transparency and overall quality of the procurement, testing and verification processes with respect to parts used at KHNP’s nuclear generation units, including: (i) encouraging open hiring (including outside experts) to reduce opportunities for collusion, (ii) establishing a Government-supervised independent testing verification agency for nuclear generation parts, (iii) requiring KHNP to obtain testing results directly from testing facilities instead of indirectly from suppliers as has been its existing practice, (iv) increasing criminal and civil penalties for wrongdoings related to quality certifications, and (v) enhancing the transparency in KHNP’s procurement process. KHNP is actively implementing these measures and plans to continue doing so in the future. In addition, the Ministry of Trade, Industry and Energy engaged TUV SUD, a German nuclear safety inspection organization, to conduct a comprehensive evaluation on the reliability of KHNP’s nuclear generation facilities, as well as the quality of its management systems for maintenance, engineering and quality assurance. TUV SUD issued a report in October 2013 that there are no material nuclear safety or operational reliability issues with respect to KHNP’s nuclear generation facilities.

In addition, KHNP has actively enhanced its internal compliance policies and procedures, including by: (i) comprehensively revamping its procurement department, (ii) enlarging the scope of nuclear generation parts that are subject to mandatory open bidding, (iii) significantly expanding the roles and responsibilities of its audit committee and quality control department, (iv) establishing a nuclear operation committee (comprised of KHNP, other companies in the nuclear generation sector and civic groups) to consult on all operational aspects of KHNP’s nuclear plants (including design, construction, operation and maintenance), and (v) reinforcing KHNP’s engineering department to further enhance safety control mechanisms for nuclear facilities and its external relations department to provide KHNP’s operational information to the public for better transparency.

We believe KHNP is in compliance in all material respects with its internal compliance policies and procedures and any other additional safety measures initiated by KHNP or required by regulatory and governmental agencies. In addition, the Prosecutor’s Office currently maintains a standing special task force in relation to nuclear safety-related issues, and we intend to provide our full cooperation as necessary and appropriate. However, no assurance can be given that, despite all the precautionary and reform measures undertaken by us, an incident that that could cause harm to our reputation and operation will not happen in the future, including due to factors beyond our control.

The construction and operation of our generation, transmission and distribution facilities involve difficulties, such as opposition from civic groups, which may have an adverse effect on us.

From time to time, we encounter social and political opposition against construction and operation of our generation facilities (particularly nuclear units) and, to a lesser extent, our transmission and distribution facilities. For example, we faced intense opposition from local residents and civic groups to the construction of transmission lines in the Milyang area, which we resolved through various compensatory and other support programs. Such opposition delayed the schedule for completion of this project. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our facilities, civic and community opposition could result in delayed construction or relocation of our planned facilities, which could have a material adverse impact on our business and results of operations.

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

We currently operate extensive programs to comply with various environmental regulations, including the Renewable Portfolio Standard program, under which each generation subsidiary is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy, with the target percentage being 3.0% in 2014 and 2015 and incrementally increasing to 10.0% by 2024. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2014, all six of our generation subsidiaries met the target. Compliance by our generation subsidiaries of the 2015 target is currently under evaluation, and if our generation subsidiaries are found to have failed to meet the target for 2015 or for subsequent years, our generation subsidiaries may become subject to fines or other penalties. There is no assurance that such fine or other penalty will not be substantial, and if substantial, such fine or other penalty may have a material adverse effect on our business, results of operations or financial condition. We expect that any additional capital expenditure required for implementation of the Renewable Portfolio Standard program will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all.

Our environmental measures, including the use of environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for the installation of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation and operation of such equipment and related liquidity requirement will depend on a variety of factors which may be beyond our control. There is no assurance that we will continue to be in material compliance with legal or social standards or requirements in the future in relation to the environment, including in respect of climate change. See Item 4.B. “Business Overview—Environmental Programs.”

Newly adopted coal consumption tax may have a material adverse effect on our business, operations and profitability.

On January 1, 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Strategy and Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of February 1, 2016, the base tax rate (which is subject to certain adjustments) is Won 24 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on net heat generation amount. The applicable tax rate for bituminous coal is Won 21 per kilogram for net heat generation of less than 5,000 kilocalories, Won 24 per kilogram for net heat generation of 5,000 kilocalories to 5,500 kilocalories and Won 27 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the applicable tax rate for LNG is Won 60 per kilogram. Since bituminous coal currently represents the largest fuel type for our electricity generation, accounting for approximately 38.5% of our entire fuel requirements in 2015 in terms of electricity output, we expect the recently adopted consumption tax thereon will result in an increase of our overall fuel costs, notwithstanding the decrease in the consumption tax rate for LNG, which accounted for approximately 19.9% of our entire fuel requirements in 2015 in terms of electricity output. While we expect that such additional fuel costs will be covered by a corresponding increase in electricity tariff, there is no assurance that the Government will in fact raise electricity tariff to a level sufficient to fully cover such additional costs in a timely manner or at all, and if the Government does not do so, the increase in our overall fuel costs arising from the newly adopted coal consumption tax will adversely affect our results of operations and financial condition.

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

In addition, because neither we nor our generation subsidiaries, other than KHNP, carry any insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4.B. “Business Overview—Insurance.”

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of March 8, 2016, the last day on which our shareholders’ registry was closed, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

Following from the recent decision of the Supreme Court of Korea, we may be exposed to potential claims made by current or previous employees for unpaid wages for the past three years under the expanded scope of ordinary wages and become subject to additional labor costs arising from the broader interpretation of ordinary wages under such decision.

Under the Labor Standards Act, an employee is legally entitled to “ordinary wages.” Under the guidelines previously issued by the Ministry of Employment and Labor, ordinary wages include base salary and certain fixed monthly allowances for work performed overtime during night shifts and holidays. Prior to the Supreme Court decision described below, many companies in Korea had typically interpreted these guidelines as excluding from the scope of ordinary wages fixed bonuses that are paid other than on a monthly basis, namely on a bi-monthly, quarterly or semi-annual basis, although such interpretation had been a subject of controversy and had been overruled in a few court cases.

In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith.

In tandem with the above-mentioned proceeding at the Supreme Court of Korea, as of December 31, 2015, we and our subsidiaries were subject to 34 lawsuits with an aggregate claim amount of Won 171.8 billion filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. We have set aside a reserve on a consolidated basis in the aggregate amount of Won 145.5 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that there will not be further lawsuits in relation to ordinary wage or that the foregoing reserve amount will be sufficient to cover any additional ordinary wage payments or other compensation and damages arising from the present or future litigation. If there is further litigation or if the actual compensation or other damages we become liable on a consolidated basis to pay in relation to these or other similar lawsuits were to be higher than our reserve amounts, it would adversely affect our results of operations.

We are subject to cyber security risk.

Recently, our activities have been subject to an increasing risk of cyber-attacks, the nature of which is continually evolving. For example, in December 2014, KHNP became subject to a cyber terror incident. According to the preliminary findings of the Prosecutor’s Office announced in March 2015, hackers suspected to be affiliated with North Korean authorities stole and distributed a mock blueprint for a hypothetical nuclear unit that had been devised for educational purposes, hacked into the computer network of KHNP employees and threatened to shut down certain of KHNP’s nuclear plants. The hacking incident did not jeopardize our nuclear operation in any material respect and none of the stolen information was material to our nuclear operation or the national nuclear policy. In response to such incident, we and our subsidiaries have further bolstered anti-hacking and other preventive and remedial measures in relation to potential cyber terror. However, there is no assurance that a similar or more serious hacking or other forms of cyber terror will not happen with respect to us and our nuclear and non-nuclear generation subsidiaries, which could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on the Korean consumers’ demand for electricity, which are in turn largely dependent on developments relating to the Korean economy.

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy, which in turn could adversely affect our business, financial condition and results of operations. As the Korean economy is highly dependent on the health and direction of the global economy, the prices of our securities may be adversely affected by investors’ reactions to developments in other countries. In addition, due to the ongoing volatility in the global financial markets, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years, which in turn also may adversely affect our financial condition and results of operations.

Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

More specifically, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•

increases in inflation levels, volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates, stock market prices and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse developments in the economies of countries and regions to which Korea exports goods and services (such as the United States, Europe, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility and further decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together could lead to an increased Government budget deficit;

•

political uncertainty or increasing strife among or within political parties in Korea, and political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	increases in social expenditures to support the aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•

any other development that has a material adverse effect in the global economy, such as an act of war, a terrorist act or a breakout of an epidemic such as SARS, avian flu, swine flu, Middle East Respiratory Syndrome or ebola, or natural disasters such as the sinking of the Sewol ferry in April 2014, which significantly dampened consumer sentiment in Korea for months, earthquakes and tsunamis and the related disruptions in the relevant economies with global repercussions;

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

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•

On February 10, 2016, in retaliation of North Korea’s recent launch of a long-range rocket, South Korea announced that it would halt its operations of the Kaesong Industrial Complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. In response, North Korea announced on February 11, 2016 that it would expel all South Korean employees from the industrial complex and freeze all South Korean assets there.

•

On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to be a cover for testing a long-range missile capable of carrying a nuclear warhead. On February 18, 2016, the President of the United States signed into law mandatory sanctions on North Korea to punish it for its recent nuclear and missile tests, human rights violations and cyber crimes. The bill, which marks the first measure by the United States to exclusively target North Korea, is intended to seize the assets of anyone engaging in business related to North Korea’s weapons program, and authorizes US$50 million over five years to transmit radio broadcasts into the country and support humanitarian assistance projects. On March 2, 2016, the United Nations Security Council voted unanimously to adopt a resolution to impose sanctions against North Korea, which include inspection of all cargo going to and from North Korea, a ban on all weapons trade and the expulsion of North Korean diplomats who engage in “illicit activities.” Also, on March 4, 2016, the European Union announced that it would expand its sanctions on North Korea, adding additional companies and individuals to its list of sanction targets. On April 1, 2016, North Korea fired a short-range surface-to-air missile in apparent protest of these sanctions adopted by the United States and the United Nations Security Council.

•

On January 6, 2016, North Korea announced that it had successfully conducted its first hydrogen bomb test, hours after international monitors detected a 5.1 magnitude earthquake near a known nuclear testing site in the country. The claims have not been verified independently. The alleged test followed a statement made in the previous month by Kim Jong-un, who claimed that North Korea had developed a hydrogen bomb.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the South Korean demilitarized zone. Claiming the landmines were set by North Koreans, the South Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from North and South Korea subsequently met for discussions and entered into an agreement on August 25, 2015 intending to deflate military tensions.

•

From time to time, North Korea has fired short- to medium-range missiles from the coast of the Korean peninsula into the sea. In March 2015, North Korea fired seven surface-to-air missiles into waters off its east coast in apparent protest of annual joint military exercises being held by Korea and the United States.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2016.

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership or its actual collapse, a leadership crisis, a breakdown of high-level contacts or accelerated reunification could have a material adverse effect on our business, financial condition and results of operations, as well as the price of our common shares and our American depositary shares.

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

The Korean government has the ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Korean government has promoted mergers to reduce what it considers excess capacity in a particular industry and has also encouraged private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actual or perceived actions or inactions by the Korean government may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

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

Item 4.A. History and Development of the Company

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation (“KEPCO”) Act as the successor to Korea Electric Company. Our registered office is located at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea, and our telephone number is 82-61-345-4261. Our website address is www.kepco.co.kr. Our agent in the United States is Korea Electric Power Corporation, New York Office, located at 7th Floor, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of March 8, 2016, the last day on which our shareholders’ registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

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

We operate under the general supervision of the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy, in consultation with the Ministry of Strategy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Trade, Industry and Energy, the Ministry of Strategy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4.B. “Business Overview—Regulation.” Our non-standing directors, who comprise a majority of our board of directors, must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by our director nomination committee and must have ample knowledge and experience in business management, and our President must be appointed by the President of the Republic upon the motion of the minister of the Ministry of Trade, Industry and Energy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6.A. “Directors and Senior Management—Board of Directors.”

Item 4.B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2015, we and our generation subsidiaries owned approximately 75.0% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2015, we sold to our customers approximately 483,655 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and to a lesser extent from independent power producers. Of the 504,104 gigawatt-hours of electricity we purchased in 2015, 32.4% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 50.5% was generated by our wholly-owned five thermal generation subsidiaries and 17.1% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five thermal generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2015, we had sales of Won 58,582 billion and net profit of Won 13,416 billion, compared to sales of Won 57,123 billion and net profit of Won 2,799 billion in 2014.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 2.2% per annum from 2011 to 2015, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 2.8% during the same period, according to the Bank of Korea. The GDP growth rate was 2.6% during 2015 while demand for electricity in Korea increased by 1.3% during 2015.

Strategy

As our overall strategy, we seek to become a leading global energy enterprise by enhancing our global competitiveness and strengthening our contribution to the global environmental campaigns through continued development of “green” and “smart” power-related technologies. We also aim to adapt to the growing uncertainties in the global economy by selectively pursuing new business opportunities and through development of innovative technologies. We evaluate and renew our mid- to long-term strategy every five years, and in 2015 established the “Vision 2025 Mid- to Long-Term Strategy.” Under this vision, we will aim for balanced growth among our domestic operations, overseas business and new energy industry initiatives.

•

Strengthen competitiveness in our core operations. We plan to enhance efficiency of our electricity generation, transmission and distribution networks and operation of related facilities. We will strategically focus on ensuring stable supply of electricity, making our electricity networks “smarter” and more intelligent through the use of advanced technology utilizing big data and Internet of Things and creating new energy services related to our core operations in order to address changes in the business environment.

•

Expand and develop new businesses. In connection with our overseas business, we plan to selectively explore opportunities to develop renewable energy, smart transmission and distribution facilities and nuclear energy projects to diversify our businesses and provide suitable solutions meeting the different needs of various countries. Additionally, we plan to actively address climate change through the development of new energy related technologies such as smart grids and energy storage systems.

•

Create a platform for future growth. We plan to develop an ecosystem focused on new energy technologies. We have established Bitgaram Energy Valley in Naju with the goal of facilitating the growth of the new energy industry and creating a global energy hub. In addition, we have selected ten core electricity-related technologies such as carbon capture, utilization and storage (“CCUS”) and superconducting magnetic energy storage technologies, and we plan to focus on the development of high value-added technologies.

•

Strengthen our management system for sustainable growth. We will continue to develop an innovative working culture and management system to promote efficiency. We will also focus on creating a low-carbon clean energy business environment, fostering a common set of shared values with local communities and developing a sustainable energy business model.

Recent Developments

New Energy Industry Projects

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry. The initiative includes plans to create and expand the new energy industry markets through investments by government-related electricity companies in order to attract private sector investments in new energy businesses and provide new business opportunities for start-ups and research companies. Government plans also include amending regulations relating to new energy businesses to promote active private sector investments. According to the Government’s plan, we will create a Won 2 trillion new energy industry fund by 2017, contributing Won 1 trillion in each of 2016 and 2017, and invest an additional amount of approximately Won 5.4 trillion in 2016 to expand new energy related businesses. The Government plans to nurture new energy businesses, stimulate the economy and create jobs. Our actual budget for such projects will be decided after internal evaluation and discussions with the Government. Although the exact amount has yet to be decided, we expect that our capital expenditure relating to new energy industry projects may eventually lead to a significant increase in our capital expenditure in 2016 and thereafter.

Certain of our new energy industry projects are described below.

Smart Grids and Energy Storage Systems

Leveraging our experience gained through high-tech intelligent power transmission and distribution network, or “smart grid” test beds in Jeju Island from 2009 to 2013, we plan to expand our smart grid project. In 2014, we successfully implemented smart grid technology at our Guri-Namyangju branch. In recognition of our achievement, we were awarded an honorable mention from the International Smart Grid Action Network and a special prize from the Global Smart Grid Federation in 2015. As of December 31, 2015, smart grid technology has been implemented in all of our branches, and we plan to continue implementing smart grid technology to our existing plants and buildings as well as to new branches in the future.

In furtherance of the Government’s policy of balancing distribution expansion and demand control and in order to address frequency deviation caused by fluctuations in energy demand, we have developed energy storage systems that can promptly and efficiently balance energy supply and demand by storing energy during light load times and releasing energy when needed. In September 2014, we installed and have since operated an energy storage system with output capacity of 8 megawatt-hours in Jeju Island. We also installed energy storage systems with output capacities of 28 megawatts and 24 megawatts in Seo-Anseong substation and Shin-Yongin substation, respectively, and commenced commercial operation in July 2015. We believe that our energy storage system technology will not only increase energy efficiency and reduce power purchasing costs, but also accelerate the adoption of renewable energy by enhancing the reliability of renewable energy sources such as wind and solar as well as better position us to take advantage of overseas marketing opportunities. We plan to expand our energy storage system infrastructure to an aggregate output capacity of 500 megawatts by 2017.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment friendly electric vehicles, we installed 128 high-speed electric vehicle charging stations in 2015. We had 336 electric vehicle charging stations as of December 31, 2015, and we plan to expand our electric vehicle charging infrastructure to approximately 3,660 charging stations by 2018.

Bitgaram Energy Valley

Upon relocation of our headquarters in November 2014, we developed and established Bitgaram Energy Valley, an energy hub city in Naju, to attract and facilitate the growth of start-ups and research companies in new energy industries such as smart grids, energy storage systems and direct currency distribution while contributing to the local economy. To achieve this goal, we introduced a research program where we provide financial support to qualified start-ups and research companies. As of March 2016, we have signed agreements with 105 companies that have agreed to invest in the Bitgaram Energy Valley, thereby exceeding our initial plan of attracting investments from 100 companies by 2016. We are planning to increase the total number of companies investing in the Bitgaram Energy Valley to 150 companies by the end of 2016.

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

The Government, through its various policy initiatives for the Korean energy industry as well as direct and indirect supervision of us and our industry, plays an important role in our business and operations. Most importantly, the electricity tariff rates we charge to our customers are regulated by the Government taking into account, among others, our needs to recover the costs of operations, make capital investments and recoup a fair return on capital invested by us, as well as the Government’s overall policy considerations, such as inflation. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, pursuant to the Basic Plan determined by the Government, we and our generation subsidiaries have made, and plan to make, substantial expenditures for the construction of generation plants and other facilities to meet demand for electric power. See Item 5.B. “Liquidity and Capital Resources—Capital Requirements.”

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

Phase I

During Phase I, which served as a preparatory stage for Phase II and lasted from the announcement of the Restructuring Plan in January 1999 until April 2001, we undertook steps to split our generation business units off into one wholly-owned nuclear generation subsidiary (namely, KHNP) and five wholly-owned thermal generation subsidiaries (namely, KOSEP, KOMIPO, KOWEPO, KOSPO and EWP), each with its own management structure, assets and liabilities. These steps were completed upon approval at our shareholders’ meeting in April 2001.

The Government’s principal objectives in the split-off of the generation units into separate subsidiaries were to: (i) introduce competition and thereby increase efficiency in the electricity generation industry in Korea and (ii) ensure a stable supply of electricity in Korea.

Following the implementation of Phase I, we have substantial monopoly with respect to the transmission and distribution of electricity in Korea.

While our ownership percentage of the thermal generation subsidiaries will depend on further adjustments to the Restructuring Plan to be adopted by the Government, we plan to retain 100% ownership of both KHNP and our transmission and distribution business.

Phase II

At the outset of Phase II in April 2001, the Government introduced a cost-based competitive bidding pool system under which we purchase power from our generation subsidiaries and other independent power producers for transmission and distribution to customers. For a further description of this system, see “—Purchase of Electricity—Cost-based Pool System” below.

Pursuant to the Electricity Business Act amended in December 2000, the Government established the Korea Power Exchange in April 2001. The primary function of the Korea Power Exchange is to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission in April 2001 to regulate the Korean electric power industry and ensure fair competition among industry participants. To facilitate this goal, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Trade, Industry and Energy.

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

Pursuant to this Proposal, in December 2010, the Ministry of Trade, Industry and Energy announced guidelines for a cooperative framework between us and our generation subsidiaries, and in January 2011 the five thermal generation subsidiaries formed a “joint cooperation unit” and transferred their pumped-storage hydroelectric business units to KHNP. Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Commission conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries.

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered ten (excluding renewable energy producers) as of December 31, 2015. We distribute electricity purchased through the Korea Power Exchange to end users.

Our Relationship with the Korea Power Exchange

The key features of our relationships with the Korea Power Exchange include the following: (i) we and our six generation subsidiaries are member corporations of the Korea Power Exchange and collectively own 100% of its share capital, (ii) three of the ten members of the board of directors of the Korea Power Exchange are currently our or our subsidiaries’ employees, and (iii) one of our employees is currently a member in three of the key committees of the Korea Power Exchange that are responsible for evaluating the costs of producing electricity, making rules for the Korea Power Exchange and gathering and disclosing information relating to the Korean electricity market.

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

Under the vesting contract system which is currently being implemented in phases as to determining the price and quantity of electricity to be sold and purchased between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers) pursuant to an amendment to the Electricity Business Act, effective November 21, 2014, the application of adjusted coefficient will gradually cease and will be replaced by the vesting contract system as further described below in “—Vesting Contract System.”

Capacity Price

In addition to payment in respect of the variable cost of generating electricity, generation units receive payment in the form of capacity price, the purpose of which is to compensate them for the costs of constructing generation facilities and to provide incentives for new construction. The capacity price is determined annually by the Cost Evaluation Committee based on the construction costs and maintenance costs of a standard generation unit and is paid to each generation company for the amount of available capacity indicated in the bids submitted the day before trading, subject to such capacity being actually available on the relevant day of trading. From time to time, the capacity price is adjusted in ways to soften the impact of changes in the marginal price over time based on the expected rate of return for our generational subsidiaries. Currently, the capacity price is Won 7.60 per kilowatt-hour and is applied equally to all generation units, regardless of fuel types used.

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

Vesting Contract System

On May 20, 2014, the Electricity Business Act was amended, with effect from November 21, 2014, to introduce a vesting contract system in determining the price and quantity of electricity to be sold and purchased between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). The application of adjusted coefficient will gradually cease and will be replaced by the vesting contract system.

Under the vesting contract system as currently contemplated by the amended Electricity Business Act and the Enforcement Decree of the Electricity Business Act, electricity generators using base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit will be required to enter into a contract with the purchaser of electricity (namely, us), which will specify, among other things, the quantity of electricity to be generated and sold at a particular generation unit and the price at which such electricity will be sold. The contracted quantity will be subject to annual adjustment in consideration of past generation amounts, maintenance and overhaul periods, among others. The contracted price will be subject to monthly adjustment largely depending on the fuel price movements, provided that in the event of a drastic change in electricity tariff rates, inflation rate and the general market conditions of electricity supply and demand, the contracted price may be further adjusted on an as-needed basis. Generally, the contractual terms will be subject to prior consultation with the Korea Electricity Commission and approval by the Minister of the Ministry of Trade, Industry and Energy in order to ensure fair and standardized application of the vesting contract system to all producers of electricity.

Under the settlement mechanism of the vesting contract system, an electricity producer is required to settle, among others, the difference between the contracted price and the market price of electricity sold at a given hour through the Korea Power Exchange (namely, the system marginal price), as multiplied by the contracted quantity of electricity.

To elaborate, the net consideration that the seller of electricity at a particular generation unit is entitled to receive upon sale of the contracted quantity of electricity through the Korea Power Exchange at a given hour is determined using the following formula, assuming the system marginal price is higher than the contracted price:

Net consideration = Gross consideration – Settlement amount, where:

(A) Gross consideration equals the sum of:

(i)	System marginal price * quantity of electricity sold; and

(ii)	Capacity price (as discussed above), as applicable to the particular generation unit; and

(B) Settlement amount equals the sum of:

(i)	(System marginal price – contracted price) * contracted quantity; and

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

The vesting contract system was introduced principally in order to prevent excessive profit-taking by low-cost producers of electricity using base load fuels (such as nuclear, coal, hydro and by-product gas) by replacing the adjusted coefficient as the basis for determining the guaranteed return to generation companies, as well as to attain the following objectives. First, this system seeks to increase transactional certainty and stability of electricity supply and purchase by requiring that a relatively long-term (generally one-year) contract be entered in relation to electricity supply, which had been previously made entirely through what was effectively a spot market. Second, in order to foster responsible management of electricity supply by generation companies, the generation companies will become subject to minimum supply requirements and will be rewarded or penalized depending on whether they meet these requirements. Third, the introduction of standard contractual prices is designed to encourage cost savings and productivity enhancements on the part of the generation companies, who will be rewarded or penalized depending on whether they can supply electricity at such standard contractual prices.

In order to minimize undue impact on the electricity trading market in Korea, the vesting contract system will be implemented in phases. Vesting contracts have been entered in February 2015 between us and two independent power producers of by-product gas-based electricity (namely, POSCO Energy and Hyundai Green Power) at a contractual price set a level at which the vesting contract system replaced the adjustment coefficient mechanism previously in effect with equal economic effect. By-product gas-based electricity accounted for 1.8% of electricity purchased by us in 2015. We expect to enter into vesting contracts with independent power producers which own coal power plants that are expected to begin operation in 2016. Since the vesting contract system is still in the early stages of implementation and many of the related details are still being finalized, it presently remains unclear in what final form the vesting contract system will actually operate, whether the vesting contract system will be able to achieve the desired results and whether there will be any adverse unintended consequences from the application of the system, and no assurance can be given that such system will not adversely affect our business, results of operations or financial condition in the future.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries and independent power producers for the year ended December 31, 2015 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	161,674	32.6	10,399	25.4	64.32
	KOSEP	67,116	13.5	4,744	11.6	70.69
	KOMIPO	43,876	8.9	3,828	9.3	87.24
	KOWEPO	46,136	9.3	4,117	10.0	89.24
	KOSPO	46,819	9.5	4,256	10.4	90.90
	EWP	46,961	9.5	3,980	9.7	84.75
	Others(1)	82,807	16.7	9,648	23.6	116.55

	Total	495,389	100.0	40,972	100.0	82.71

Energy Sources	Nuclear	157,196	31.7	9,841	24.0	62.61
	Bituminous coal	194,288	39.2	13,278	32.4	68.34
	Anthracite coal	6,782	1.4	731	1.8	107.78
	Oil	9,394	1.9	1,408	3.4	149.90
	LNG	586	0.1	100	0.3	169.02
	Combined-cycle	105,917	21.4	13,351	32.6	126.05
	Hydro	1,511	0.3	179	0.4	118.47
	Pumped-storage	3,641	0.7	484	1.2	132.78
	Others	16,074	3.3	1,600	3.9	99.61

	Total	495,389	100.0	40,972	100.0	82.71

Load	Base load	353,608	71.4	23,380	57.1	66.12
	Non-base load	141,781	28.6	17,592	42.9	124.08

	Total	495,389	100.0	40,972	100.0	82.71

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

Power Purchased from Independent Power Producers Under Power Purchase Agreements

In 2015, we purchased an aggregate of 8,715 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 4,945 megawatts as of December 31, 2015.

Power Generation

As of December 31, 2015, we and our generation subsidiaries had a total of 618 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 73,282 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2015 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	21,716	85.0
Thermal:
Coal	53	26,274	88.5
Oil	11	2,950	26.5
LNG	2	388	16.7

Total thermal	66	29,612	81.4

Internal combustion	208	330	22.7
Combined-cycle	111	16,018	48.4
Hydro	74	5,345	12.8
Wind	42	109	18.0
Solar	82	89	14.8
Fuel cell	9	28	55.4
Biogas	2	35	62.1

Total	618	73,282	69.9

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

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

	2011	2012	2013	2014	2015	% of 2015 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	154,723	150,327	138,784	156,407	164,762	31.6
Coal	199,516	199,330	201,119	203,765	207,533	39.7
Oil	9,456	13,553	13,941	6,838	8,822	1.7
LNG	2,233	3,453	3,526	568	222	0.1
Internal combustion	821	752	741	656	633	0.1
Combined-cycle	71,668	75,751	84,561	68,134	45,923	8.8
Hydro	4,815	5,140	5,679	5,976	4,424	0.8
Wind	117	127	155	148	181	0.0
Solar and fuel cells	60	83	251	422	420	0.1

Total generation by us and our generation subsidiaries	443,409	448,516	448,757	442,914	432,920	82.9

Electricity generated by IPPs:
Thermal	42,240	48,043	55,923	63,088	72,316	13.9
Hydro and other renewable	11,244	13,015	12,468	15,968	17,106	3.2

Total generation by IPPs	53,484	61,058	68,391	79,056	89,422	17.1

Gross generation	496,893	509,574	517,148	521,970	522,343	100
Auxiliary use(2)	19,689	20,154	20,463	20,610	21,293	4.1
Pumped-storage(3)	4,257	4,789	5,408	6,644	4,824	0.9

Total net generation(4)	472,947	484,631	491,277	494,716	496,226	95.0

Transmission and distribution losses(5)	17,430	17,292	18,019	18,270	18,063	3.6

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped-storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation is gross generation minus auxiliary and pumped-storage use.
(5)	Total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2011	2012	2013	2014	2015
	(Megawatts)
Total capacity	76,649	81,806	82,296	93,216	94,102
Peak load	73,137	75,987	76,522	80,154	78,790
Average load	56,723	58,012	59,035	59,586	60,284

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of nuclear and hydroelectric power generation assets and liabilities of our thermal generation subsidiaries were transferred to KHNP.

KHNP owns and operates 24 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang (Hanbit) and Ulchin (Hanul), 51 hydroelectric generation units including 16 pumped storage hydro generation units as well as five solar generation units and one wind generation unit as of December 31, 2015.

The table below sets forth the number of units and installed capacity as of December 31, 2015 and the average capacity factor by types of generation units in 2015.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	21,716	85.3
Hydroelectric	51	5,306	9.2
Solar	5	16	15.6
Wind	1	1	6.1

Total	81	27,039

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Shin-Wolsong #2, with a 1,000 megawatt capacity, in December 2015. KHNP is currently building four additional nuclear generation units, two each at the Shin-Kori and Shin-Hanul sites, each with a 1,400 megawatt capacity. KHNP expects to complete these units between 2016 and 2018. In addition, KHNP plans to build four additional nuclear units between 2021 and 2023, two each at the Shin-Kori and Shin-Hanul sites, each with a 1,400 megawatt capacity, and two additional nuclear units between 2026 and 2027 at the Chunji site, each with a 1,500 megawatt capacity. Under the Seventh Basic Plan, KHNP plans to build two additional nuclear units between 2028 and 2029, each with a 1,500 megawatt capacity, at sites which have yet to be determined. We plan to begin the decommissioning process of Kori #1 in June 2017.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2015.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity
	(Megawatts)
Kori #1	PWR	W	GEC, Hitachi, D	1978	587
Kori #2	PWR	W	GEC	1983	650
Kori #3	PWR	W	GEC, Hitachi	1985	950
Kori #4	PWR	W	GEC, Hitachi	1986	950
Shin-Kori #1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000
Shin-Kori #2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000
Wolsong #1	PHWR	AECL	P	1983	679
Wolsong #2	PHWR	AECL, H, K	H, GE	1997	700
Wolsong #3	PHWR	AECL, H	H, GE	1998	700
Wolsong #4	PHWR	AECL, H	H, GE	1999	700
Shin-Wolsong #1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000
Shin-Wolsong #2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000
Hanbit #1	PWR	W	W, D	1986	950
Hanbit #2	PWR	W	W, D	1987	950
Hanbit #3	PWR	H, CE, K	H, GE	1995	1,000
Hanbit #4	PWR	H, CE, K	H, GE	1996	1,000
Hanbit #5	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Hanbit #6	PWR	D, CE, W, KOPEC	D, GE	2002	1,000
Hanul #1	PWR	F	A	1988	950
Hanul #2	PWR	F	A	1989	950
Hanul #3	PWR	H, CE, K	H, GE	1998	1,000
Hanul #4	PWR	H, CE, K	H, GE	1999	1,000
Hanul #5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000
Hanul #6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000

Total nuclear					21,716

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries; “K” means Korea Atomic Energy Research Institute; “KEPCO E&C” means KEPCO Engineering & Construction.
(3)	“GEC” means General Electric Company (U.K.); “P” means Parsons (Canada and U.K.); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alstom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi Ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2015 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori #1	82.8	6.6
Kori #2	79.0	8.1
Kori #3	81.3	7.2
Kori #4	96.9	6.7
Shin-Kori #1	87.4	5.3
Shin-Kori #2	86.8	5.5
Wolsong #1	96.7	9.9
Wolsong #2	90.4	9.0
Wolsong #3	94.9	8.9
Wolsong #4	87.2	9.6
Shin-Wolsong #1	72.6	5.5
Shin-Wolsong #2	100	7.1
Hanbit #1	83.2	7.3
Hanbit #2	92.0	6.1
Hanbit #3	58.5	7.4
Hanbit #4	63.8	7.6
Hanbit #5	81.3	6.1
Hanbit #6	92.7	5.8
Hanul #1	88.4	6.4
Hanul #2	100.0	6.5
Hanul #3	100.0	6.3
Hanul #4	84.6	5.9
Hanul #5	99.8	6.3
Hanul #6	74.7	6.6

Total nuclear	85.9	6.8

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement and maintenance was 71.3 days per unit in 2015. In addition, KHNP’s nuclear units experienced an average of 0.1 unplanned shutdowns per unit in 2015. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

Effective January 1, 2011, pursuant to the Government’s Proposal for Improvements in the Structure of the Electric Power Industry announced in August 2010, our five thermal generation subsidiaries transferred all of the assets and liabilities relating to their pumped-storage and hydroelectric business units to KHNP. The table below sets forth certain information, including the installed capacity as of December 31, 2015 and the average capacity factor in 2015.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	9.5
Chuncheon	2	Dam	1965	62.3	11.6
Euiam	2	Dam	1967	48.0	16.6
Cheongpyung	4	Dam	1943	140.1	10.8
Paldang	4	Dam	1973	120.0	16.2
Seomjingang	3	Basin deviation	1945	34.8	27.1
Boseonggang	2	Basin deviation	1937	4.5	52.7
Kwoesan	2	Dam	1957	2.6	31.4
Anheung	3	Dam waterway	1978	0.4	25.3
Kangreung	2	Basin deviation	1991	82.0	14.4
Topyeong	1	Dam	2011	0.04	—
Muju(1)	1	Dam	2003	0.4	9.5
Sancheong(1)	2	Dam	2001	1.0	8.7
Yangyang(1)	2	Dam	2005	1.4	22.7
Yecheon(1)	1	Dam	2011	0.9	4.5
Cheongpeoung(1)	2	Pumped Storage	1980	400.0	6.1
Samrangjin(1)	2	Pumped Storage	1985	600.0	7.6
Muju(1)	2	Pumped Storage	1995	600.0	10.4
Sancheong(1)	2	Pumped Storage	2001	700.0	10.7
Yangyang(1)	4	Pumped Storage	2006	1,000.0	9.6
Cheongsong(1)	2	Pumped Storage	2006	600.0	10.3
Yecheon(1)	2	Pumped Storage	2011	800.0	6.5

Total	51			5,306	9.2

Note:

(1)	Indicates facilities that have been transferred from our five thermal generation companies to KHNP as of January 1, 2011.

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2015 and the average capacity factor in 2015, regarding each solar and wind power unit of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	13.9	15.3
Yecheon	Solar	2012	2.0	15.6
Kori	Wind	2008	0.8	6.1

Total			16.7

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2015 and the average capacity factor and average fuel cost per kilowatt in 2015 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	24.2	3,240	88.6	41.3
Yong Hung #1, 2, 3, 4, 5, 6	6.7	5,080	88.7	38.5
Yosu #2	4.3	329	66.8	59.2
Anthracite:
Yongdong #1, 2	39.4	325	83.5	61.3
Combined cycle and internal Combustion:
Bundang gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2	22.1	922	23.5	149
Hydro, Solar and other renewable energy	—	85	—	—

Total	19.6	9,981	81.2	43.9

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2015 and the average capacity factor and average fuel cost per kilowatt in 2015 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	20.9	4,000	92.2	37.4
Anthracite:
Seocheon #1, 2	32.5	400	72.1	67.1
Oil-fired:
Jeju #2, 3	15.5	150	60.6	154.6
LNG-fired:
Seoul #4, 5	46.8	387.5	6.6	207.6
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3,	16.8	1,350	4.6	137.7
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	10.8	1,462.7	50.4	106.6
Sejong gas turbine #1, 2; steam turbine #1	2.1	530.4	61.1	104.2
Jeju Gas Turbine #3	38.1	55	0.4	734.0
Jeju Internal Combustion Engine #1, 2	8.6	80	56.5	111.8
Yangyang #1, 2	9.5	3.0	12.9	13.2
Combined heat and power:
Wonju #1	0.6	10	11.0	96.6
Hydroelectric:
Boryeong	6.8	7.5	19.6	—
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	7.6	0.6	12.9	—
Seocheon (PV) site	7.9	1.2	14.8	—
Jeju (PV) site	4.4	2.3	13.6	—
Seoul (PV) site	4.3	1.3	15.1	—
Yeosu (PV) site	3.8	2.2	15.6	—
Incheon (PV) site	4.0	0.3	14.0	—
Boryeong (fuel cell) site	7.3	0.3	39.6	—

Total	17.1	8,444	62.3	57.6

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2015 and the average capacity factor and average fuel cost per kilowatt in 2015 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8	15.4	4,000	92.6	41.1
Oil-fired:
Pyeongtaek #1, 2, 3, 4	34.1	1,400	29.2	102.8
Combined cycle:
Pyeongtaek #1, 2	9.2	1,348.5	46.1	101.6
Gunsan	5.6	718.4	43.9	110.7
West Incheon	23.5	1,800	23.5	113.8
Hydroelectric:
Taean	8.3	2.2	23.0	—
Solar:
Taean	10.4	0.1	12.6	—
Taean 2	3.9	0.6	14.4	—
Gunsan	5.5	0.3	14.0	—
Samryangjin	8.1	3.0	12.2	—
Sejong City	3.5	4.9	14.3	—
Gyeonggi-do	2.7	2.5	14.7	—
Yeongam	2.8	13.3	15.0	—
Pyeongtaek	1.1	0.4	13.5	—
Fuel Cell:
West Incheon	1.3	11.2	83.5	—
Wind Power
Hwasung	0.1	16	14.7	—

Total	18.0	9,321	59.0	62.7

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2015 and the average capacity factor and average fuel cost per kilowatt in 2015 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	14.3	4,000	100	39.8
Oil-fired:
Nam Jeju #3, 4	9.0	200	81.8	150.8
Combined cycle:
Shin Incheon #1, 2, 3, 4	19.2	1,800	40.6	109.3
Busan #1, 2, 3, 4	12.2	1,800	42.3	107.1
Yeongwol #1	5.6	848	16.8	112.1
Hallim	19.5	105	7.3	188.7
Andong #1	2.3	362	72.1	99.5
Wind power:
Hankyung	9.2	21	25.4	—
Seongsan	6.2	20	24.9	—
Solar	5.2	6	12.7	—

Total	13.4	9,162	66.2	64.4

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2015 and the average capacity factor and average fuel cost per kilowatt in 2015 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6,7,8	12.6	4,000	90.6	59.1
Honam #1, 2	43.0	500	86.1	76.3
Anthracite:
Donghae #1, 2	17.0	400	72.3	95.0
Oil-fired:
Ulsan #1, 2, 3, 4, 5, 6	35.7	1,200	29.6	131.8
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	13.2	2,072	32.5	140.4
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	22.1	900	12.3	247.5
Mini hydro:
Dangjin	2.0	8.1	36.7	183.8
Photovoltaic:
Dangjin	5.6	1.0	14.5	—
Ulsan	5.1	0.6	12.4	—
Kwangyang	4.3	2.3	11.2	—
Dangjin Storage Facility	3.3	14.8	14.7	—
Dangjin Waste Treatment Facility	4.3	1.3	11.9	—
Donghae	9.6	1.0	12.5	—
Fuel cell:
Ilsan #1	6.6	2.4	66.0	—
Ilsan #2	5.1	2.8	55.9	—
Wind Power:
YeongGwang Jisan	3.5	3.0	0.5	—
Biomass:
Donghae	2.7	30.0	66.7	—

Total	18.5	9,139	60.4	82.0

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

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1-8	4,000 MW (500 MW×8)	EP(1) upgrade (#4, 2011) EP(1) upgrade (#1, 2012)	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350 MW×4)	Steam turbine upgrade (#1, 4, 2013/#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong #1-8	4,000 MW (500 MW×8)	Control System upgrade (#6, 2011, #3,5, 2012)	Performance- improvement	KOMIPO
Incheon CC #2	509 MW (gas turbines 164 MW×2) (steam turbines 181 MW×1)	SCR(2) : 2012	Anti-pollution	KOMIPO
Yosu #2	328.6 MW	Boiler Type Change (CFBC(3):2011)	30 years	KOSEP
Samcheonpo #1-2	1,120 MW (560 MW×2)	Boiler, EP, Draft System Upgrade (#1,2: 2012)	10 years Refurbishing- modernization	KOSEP

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2015, our transmission system consisted of 33,316 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 822 substations with aggregate installed transformer capacity of 298,294 megavolt-amperes.

As of December 31, 2015, our distribution system consisted of 110,082 megavolt-amperes of transformer capacity and 8,960,818 units of support with a total line length of 465,278 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.6% of our gross generation in 2015. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.

In particular, as part of our overall business strategy, we are currently developing and implementing smart grids based on advanced information technology, in order to promote more efficient allocation and use of electricity by consumers. We expect that such technology will improve efficiency and reduce electricity loss over the course of electricity transmission and distribution. In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems for 22 million households for target completion by 2020 as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household and the effective tariff rate at the time of electricity usage so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. On the other hand, smart grids refer to next-generation networks for electricity distribution that integrate information technology into existing power grids with the aim of enabling two-way real time exchange of information between electricity suppliers and consumers for optimal efficiency in electricity use. The smart grid project is scheduled to be completed in 2030, and the AMI project is currently scheduled to be completed in 2020. We expect that the smart grid initiative will significantly increase efficient energy consumption by providing real-time data to customers, which would in turn help to reduce greenhouse gas emission and decrease Korea’s reliance on foreign energy sources. As of December 31, 2015, we have installed 2.5 million smart meter units, and plan to install an additional 2.0 million units in 2016. The AMI project is expected to cost Won 1.7 trillion through 2020.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

Fuel

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 30.9%, 35.3% and 38.1% of our fuel requirements for electricity generation in 2013, 2014 and 2015, respectively.

All uranium ore concentrates are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2015, KHNP purchased 100%, or approximately 2,500 tons, of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in the United Kingdom, Kazakhstan, France, Germany, Niger, Canada and Japan. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Germany, Japan, China, Russia, the United Kingdom and the United States. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 43.0%, 44.1% and 46.2% of our fuel requirements for electricity generation in 2013, 2014 and 2015 respectively, and anthracite coal accounted for 1.8%, 1.9% and 1.7% of our fuel requirements for electricity generation in 2013, 2014 and 2015, respectively.

In 2015, our generation subsidiaries purchased approximately 80 million tons of bituminous coal, of which approximately 46%, 36%, 12%, 5% and 1% were imported from Australia, Indonesia, Russia, the United States and others, respectively. Approximately 79% of the bituminous coal requirements of our generation subsidiaries in 2015 were purchased under long-term contracts with the remaining 21% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 94,217, Won 92,206 and Won 90,902 in 2013, 2014 and 2015, respectively.

In 2015, our generation subsidiaries purchased approximately 1.4 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 126,425, Won 108,118 and Won 108,346 in 2013, 2014 and 2015, respectively.

Oil

Oil accounted for 3.3%, 1.7% and 2.2% of our fuel requirements for electricity generation in 2013, 2014 and 2015, respectively.

In 2015, our generation subsidiaries purchased approximately 13.5 million barrels of fuel oil, substantially all of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 123,402, Won 117,692 and Won 67,517 in 2013, 2014 and 2015, respectively.

LNG

LNG accounted for 19.7%, 15.5% and 10.7% of our fuel requirements for electricity generation in 2013, 2014 and 2015, respectively. In 2015, for use in electricity generation we purchased approximately 5.9 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 20.5% equity interest. In 2015, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five thermal generation subsidiaries jointly and severally agreed to purchase a total of 6.0 million tons of LNG in 2015, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG under our contract with Korea Gas Corporation was Won 1,002,323, Won 1,059,640 and Won 775,663 in 2013, 2014 and 2015, respectively.

Hydroelectric

Hydroelectric power generation accounted for 1.3%, 1.3% and 1.0% of our fuel requirements for electricity generation in 2013, 2014 and 2015, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 2.2% per annum for the five years ended December 31, 2015. According to the Bank of Korea, the compounded growth rate for GDP was approximately 2.8% for the same period. The GDP growth rate was approximately 2.9%, 3.3% and 2.6% during 2013, 2014 and 2015 respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2011	2012	2013	2014	2015
Growth in GDP	3.7%	2.3%	2.9%	3.3%	2.6%
Growth in electricity consumption	4.8%	2.5%	1.8%	0.6%	1.3%

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

	2011 (GWh)	YoY growth (%)	2012 (GWh)	YoY growth (%)	2013 (GWh)	YoY growth (%)	2014 (GWh)	YoY growth (%)	2015 (GWh)	YoY growth (%)	% of Total 2015
Residential	63,524	0.5	65,484	3.1	65,815	0.5	64,457	(2.1)	65,619	1.8	13.6
Commercial	99,504	2.1	101,593	2.1	102,196	0.6	100,761	(1.4)	103,679	2.9	21.4
Educational	7,568	1.5	7,860	3.9	7,947	1.1	7,438	(6.4)	7,691	3.4	1.6
Industrial	251,491	8.1	258,102	2.6	265,373	2.8	272,552	2.7	273,548	0.4	56.6
Agricultural	11,232	5.4	12,776	13.8	13,866	8.5	14,505	4.6	15,702	8.3	3.2
Street lighting	3,145	2.1	3,158	0.4	3,156	(0.1)	3,221	2.1	3,341	3.7	0.7
Overnight Power	18,606	(5.5)	17,620	(5.3)	16,496	(6.4)	14,658	(11.1)	14,075	(4.0)	2.9

Total	455,070	4.8	466,593	2.5	474,849	1.8	477,592	0.6	483,655	1.3	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 273,548 gigawatt hours in 2015, representing a 0.4% increase from 2014, largely due to the continued export-led growth of the Korean economy. Demand for electricity from the commercial sector has increased in recent years, largely due to increased commercial activities in Korea and the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. Demand for electricity from the commercial sector increased to 103,679 gigawatt hours in 2015, representing a 2.9% increase from 2014 largely due to the recovery of market demand as a result of various government policies to boost the economy. In 2015, we distributed electricity to approximately 22 million households, which represent substantially all of the households in Korea. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 65,619 gigawatt hours in 2015, representing a 1.8% increase compared to 2014, largely due to an increase in household electricity usage for air conditioning and heating.

Demand Management

Our ability to provide adequate supply of electricity is principally measured by the facility reserve margin and the supply reserve margin. The facility reserve margin represents the difference between the peak usage during a year and the installed capacity at the time of such peak usage, expressed as a percentage of such installed capacity. The supply reserve margin represents the difference between the peak usage in a year and the average available capacity at the time of such peak usage, expressed as a percentage of such peak usage. The following table sets forth our facility reserve margin and supply reserve margin for the periods indicated.

	2011	2012	2013	2014	2015
Facility reserve margin	4.8%	7.7%	7.5%	16.3%	19.4%
Supply reserve margin	5.5%	5.2%	5.5%	11.5%	11.6%

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

Electricity Rates

The Electricity Business Act and the Price Stabilization Act of 1975, each as amended from time to time, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy then reviews these proposals and, following consultation with the Ministry of Strategy and Finance and review by the Korea Electricity Commission, makes the final decision.

Under the Electricity Business Act and the Price Stabilization Act, electricity rates are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations.

In May 2014, in order to make conforming changes to the standards for determining the public utility rates and to further bolster the reasonableness of cost determination, the Ministry of Trade, Industry and Energy amended the standards for determining the electricity tariff rates. The main amendments include (i) recording as our cost of electricity (which forms part of our operating costs) the pretax income of our six generation subsidiaries (which was previously deducted from our operating costs), (ii) excluding from our rate base our equity interests in our six generation subsidiaries (which were previously included in the rate base discussed below), and (iii) when determining working capital, considering the actual time of our cost recovery (namely, the accounts receivable collection period and the accounts payable payment period).

For the purposes of rate approval, operating costs are defined as the sum of our operating expenses (which principally consists of cost of sales and selling and administrative expenses) and our adjusted income taxes.

Fair investment return represents an amount equal to the rate base multiplied by the rate of return.

Following the amendments to its computation methods in May 2014 as described above, the rate base is currently equal to the sum of:

•	net utility plant in service (which is equal to utility plant minus accumulated depreciation minus revaluation reserve);

•	the portion of working capital which is equal to the appropriate level of operating costs minus depreciation and other non-cash charges while taking into account the actual time of cost recovery; and

•	the portion of construction-in-progress which is charged from our retained earnings.

The amounts used for the variables in the rates are those projected by us for the periods to be covered by the rate approval.

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2013, the approved rate of return on the debt component of the rate base was 1.72% while the approved rate of return on the equity component of the rate base was 2.87%. As a result of such approved rates of returns, the fair rate of return in 2013 was determined to be 4.60%. The fair rates of return for 2014 and 2015 have not yet been determined.

The Electricity Business Act and the Price Stabilization Act do not specify a basis for determining the reasonableness of our operating expenses or any other items (other than the level of the fair investment return) for the purposes of the rate calculation. However, the Government exercises substantial control over our budgeting and other financial and operating decisions.

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

The tariff rates we charge for electricity vary among the different classes of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The tariff also varies depending upon the voltage used, the season, the time of usage, the rate option selected by the user and, in the residential sector, the amount of electricity used per household, as well as other factors. For example, we adjust for seasonal tariff variations by applying higher rates when demand tends to rise such as during the months of June, July and August (when the demand tends to rise due to increased use of air conditioning) and November, December, January and February (when demand tends to rise due to increased use of heating), which reflects the policy of the Korean government to cope with the rise in electricity demand during peak seasons by encouraging a more efficient use of electricity by customers. In addition, we provide discounts on tariff rates to certain users such as low income households.

Our current tariff schedule, which became effective as of November 21, 2013, is summarized below by the type of usage:

•

Industrial. The basic charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 53.7 per kilowatt-hour to Won 196.6 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The basic charge varies from Won 6,160 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 53.7 per kilowatt-hour to Won 196.6 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. Residential tariff includes a basic charge ranging from Won 410 for electricity usage of less than 100 kilowatt hours to Won 12,940 for electricity usage in excess of 500 kilowatt hours. Residential tariff also includes an energy usage charge ranging from Won 60.7 to Won 709.5 per kilowatt-hour for electricity usage depending on the amount of usage and voltage.

•

Educational. The basic charge varies from Won 5,230 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from Won 43.8 per kilowatt-hour to Won 160.4 per kilowatt-hour depending on the voltage used, the season and the rate option.

•

Agricultural. The basic charge varies from Won 360 per kilowatt to Won 1,210 per kilowatt depending on the type of usage. The energy usage charge varies from Won 21.6 per kilowatt-hour to Won 41.9 per kilowatt-hour depending on the type of contract, the voltage used and the season.

•

Street-lighting. The basic charge is Won 6,290 per kilowatt and the energy usage charge is Won 85.9 per kilowatt-hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 37.5 per watt applies, with the minimum charge per month of Won 1,220.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2015, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity. The Seventh Basic Plan, which is effective for the period from 2015 to 2029, focuses on, among other things, (i) ensuring a stable supply of electricity, (ii) increasing the portion of low carbon electricity supply sources, (iii) active consumer demand management, (iv) permanent closing of operations of the Kori #1 nuclear power unit, and (v) diversifying electricity supply sources by utilizing renewable energy sources.

On January 13, 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2013 to 2035 (compared to 2008 to 2030 under the First Basic National Energy Plan) and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing electricity demand by 15% by 2035, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and environmental friendliness, (iv) strengthening exploration and procurement capabilities to enhance Korea’s energy security and to ensure stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (v) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vi) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of consumers in the low income group. In addition, the Second Basic National Energy Plan has revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008.

We cannot assure that the Seventh Basic Plan, the Second Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at affordable costs to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is a significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2013, 2014 and 2015, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2013	2014		2015
(In billions of Won)
￦15,831	￦	16,629	￦	15,750

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2016 to 2019 based on the Seventh Basic Plan.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2016	1	Nuclear power	1,400
	8	Coal-fired	7,534
2017	2	Nuclear power	2,800
	1	Coal-fired	1,000
	3	LNG-combined	1,270
2018	1	Nuclear power	1,400
	1	LNG-combined	200
2019	1	Coal-fired	1,000

For the period from 2020 to 2029, our generation subsidiaries currently plan to complete eight additional nuclear units with an aggregate installed capacity of 11,600 megawatts.

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

The table below sets forth, for the period from 2016 to 2019, the budgeted amounts of capital expenditures for the construction of generation, transmission and distribution facilities pursuant to our capital investment program. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Seventh Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2016		2017		2018		2019		Total
	(in billions of Won)
Generation(1):
Nuclear	￦	3,874	￦	4,867	￦	4,956	￦	5,675	￦	19,372
Thermal		3,948		2,776		2,825		2,127		11,676

Sub-total		7,822		7,643		7,781		7,802		31,048

Transmission and Distribution:
Transmission		3,058		2,774		2,313		2,640		10,785
Distribution		2,866		2,320		2,125		1,955		9,266

Sub-total		5,924		5,094		4,438		4,595		20,051

Others(2)		1,871		1,570		1,623		2,458		7,522

Total	￦	15,617	￦	14,307	￦	13,842	￦	14,855	￦	58,621

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Seventh Basic Plan.
(2)	Principally consists of investments in renewable energy generation, among others.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry. According to the Government’s plan, we will create a Won 2 trillion new energy industry fund by 2017, contributing Won 1 trillion in each of 2016 and 2017, and invest an additional amount of approximately Won 5.4 trillion in 2016 to expand new energy related businesses. Our actual budget for such projects will be decided after internal evaluation and discussions with the Government. Although the exact amount has yet to be decided, we expect that our capital expenditure relating to new energy industry projects may eventually lead to a significant increase in our capital expenditure in 2016 and thereafter. See Item 4.B. “Business Overview—Recent Developments—New Energy Industry Projects.”

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we and our generation subsidiaries maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 2,815 billion and US$4,412 million, the full amount of which was available as of December 31, 2015. We, KHNP and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$3.6 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

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

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In recognition of our efforts and achievements to reduce carbon emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and in 2014 we were recognized by the Carbon Disclosure Project for scoring the highest in the energy and utility sector in relation to climate change response. In 2014 and 2015 we were selected as the best company in the global electricity utility sector in the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability. We aim to become a global leader in carbon management and reduction.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2015.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	13	12	12	12	13
Selective Non-catalytic Reduction System	—	2	—	—	3
Selective Catalytic Reduction System	11	17	14	11	16
Electrostatic Precipitation System	15	14	12	12	16
Low NO2 Combustion System	14	30	28	29	28

Total	53	75	66	64	76

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions may increase in the near future due to the construction of additional coal thermal power plants but is expected to decrease in the long-term, principally due to an increased use of nuclear power and renewable energy.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2013	178	317	8	487
2014	170	291	8	471
2015	164	266	8	455
In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environment-friendly measures to foster community goodwill. For example, under the Persistent Organic Pollutants Management Act enacted in 2007, we are required to remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2025. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environment-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries acquired the ISO 14000 certification, an environmental management system widely adopted internationally, in 2013 and have made it a high priority to make our electricity generation and distribution more environmentally friendly. In addition to the ISO 14000 certification, we further reinforced our environmental management system by acquiring the ISO 14001 certification as well as a domestic “GMS (Green Management System), KS I 7001/7002” certification, which relates to the management of resources, energy, green house effects and social responsibilities, in 2013. Recently, we were awarded the 2014 presidential award for environmental contributions as a corporate citizen, after scoring the highest among 102 corporations that competed for the award. In order to encourage the implementation of environment-friendly measures by other corporations and enhance environmental awareness at a social level, we have been disclosing our environment-related activities and achievements to the public through the Environment Information System managed by the Ministry of Environment since 2012.

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

As part of our long-term strategic initiatives, we plan to take other measures designed to promote the generation and use of environmentally friendly, or green, energy. See Item 4.B. “Business Overview—Strategy.”

Some of our generation facilities are powered by renewable energy sources, such as solar energy, wind power and hydraulic power. While such facilities are currently insignificant as a proportion of our total generation capacity or generation volume of our generation subsidiaries, we expect that the portion will increase in the future, especially since we are required to comply with the Renewable Portfolio Standard program as described below.

The following table sets forth the generation capacity and generation volume in 2015 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	5,345	4,424
Wind Power	109	142
Solar Energy, Fuel Cells and Biogas	153	1,625

Subtotal	5,607	6,191
As percentage of total(1)	7.7%	1.4%

Note:

(1)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under the Renewable Portfolio Standard program, each generation subsidiary is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy, with the target percentage being 3.0% in 2014 and 2015 and incrementally increasing to 10.0% by 2024. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2014, all six of our generation subsidiaries met the target. Compliance by our generation subsidiaries of the 2015 target is currently under evaluation, and if our generation subsidiaries are found to have failed to meet the target for 2015 or for subsequent years, our generation subsidiaries may become subject to fines or other penalties. We expect that any additional capital expenditure required for implementation of the Renewable Portfolio Standard program will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional capital expenditures or at all.

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

Under the Act for Supporting the Communities Surrounding Power Plants, activities required to be undertaken under the Act are funded partly by the Electric Power Industry Basis Fund (see “—Sales and Customers—Electricity Rates”) and partly by KHNP as part of its budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to Won 0.25 per kilowatt-hour of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year, Won 5 million per thousand kilowatts of hydroelectric generation capacity and Won 0.5 million per thousand kilowatts of pumped-storage generation capacity. In addition, under Korean tax law, KHNP is currently required to pay local tax levied on its nuclear generation units in an amount equal to Won 1 (effective January 1, 2015 reflecting an increase from Won 0.5 previously) per kilowatt-hour of their generation volume in the affected areas and Won 2 per 10 cubic meters of water used for hydroelectric generation.

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

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments, including for low power-shutdown states, for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori #1, 2, 3 and 4, Hanbit #1, 2, 3, 4, 5 and 6, Hanul #1, 2, 3 and 4 and Wolsong #1, 2, 3 and 4. Reviews for Hanul #5 and 6 are in progress. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program based on the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants in commercial operation.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team and the Expert Mission Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted five WANO Peer Reviews for Kori #1, 2, 3 and 4, Hanbit #1, 2, 3 and 4 and Shin-Wolsong #1 and 2 in 2015. KHNP also invited WANO Follow-up Peer Review Team at Kori #1 and 2, Hanbit #1 and 2 and the KHNP’s corporate headquarters in December 2015. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants.

The average level of radiation dose per unit amounted to a relatively low level of 0.37 man-Sv in 2015, which was substantially lower than the global average of 0.72 man-Sv/year in 2015 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 50 comprehensive safety improvement measures. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2015, KHNP has completed implementation of all such measures.

Low and intermediate level waste, or LILW, and spent fuels are stored in temporary storage facilities at each nuclear site of KHNP. The temporary LILW storage facilities at the nuclear sites had been sufficient to accommodate all LILWs produced up to 2015. Korea Radioactive Waste Agency (“KORAD”) completed the construction of a LILW disposal facility in the city of Gyeongju, and government approval for its operations was obtained in December 2014. Starting from December 2010, LILW stored in temporary storage facilities at Hanul and Wolsong was transferred to a disposal facility in the city of Gyeongju.

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

In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in an effort to centralize management of the disposal of spent fuel and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of spent fuels and LILW. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for spent fuel is paid based on the quantity generated every quarter. LILW-related management costs and charges for spent fuel are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2014, such costs and charges were increased by a committee composed of Government officials, KHNP, Korea Radioactive Waste Management Corporation and experts in finance and accounting. This may result in an increase in future expenses that KHNP may incur in relation to radioactive waste.

All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors—Findings of falsified testing results and bribery and the subsequent prolonged shutdowns of certain of our nuclear generation units may adversely hurt our reputation, business, results of operations and financial condition.”

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1. Therefore decommissioning of Kori #1 will begin upon expiration of the operating license in June 2017. In February 2015, KHNP also renewed the operation license of Wolsong #1 (which originally expired in November 2012) for an additional ten years until 2022. In June 2015, reactivation of Wolsong #1 was approved by the NSSC after periodic inspection. Decommissioning of KHNP’s nuclear power generation units is not expected to commence during 2016. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2012, estimated decommissioning costs were increased in consideration of overseas cases of decommissioning, inflation rate assumptions, changes in the operating environment and other criteria. As a result, KHNP was required to accrue additional provisions due to increased future decommissioning costs, and as of December 31, 2015, KHNP accrued Won 12,463 billion for the cost of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 9,684 billion and dismantling costs of spent fuel and radioactive waste of Won 2,779 billion. For accounting treatment of decommissioning costs, see Item 5.A. “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

Overseas Activities

We are engaged in a number of overseas activities. We believe that such activities help us diversify our revenue streams by leveraging the operational experience of us and our subsidiaries gathered from providing a full range of services, such as power plant construction and specialized engineering and maintenance services in Korea, as well as establishing strategic relationships with countries that are or may become providers of fuels.

Throughout the years, we have sought to diversify the geographic focus of our operations from Asia to the rest of the world, including the resource-rich Middle East, Australia and Africa, as well as expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants and mining and development of fuel sources. While strategically important, we believe that our overseas activities, as currently being conducted, are not in the aggregate significant in terms of scope or amount compared to our domestic activities. In addition, a number of the overseas contracts currently being pursued are based on non-binding memoranda of understanding and the details of such projects may significantly change during the course of negotiating the definitive agreements.

Below is a description of our major overseas projects.

Generation projects

We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and was completed in June 2002 and which is being operated by us until 2022 (the project cost of the Ilijan project was US$721 million, for which project finance on a limited recourse basis was provided), (ii) ownership of a 40% equity interest in SPC Power Corporation, an independent power producer which owns a 107.8-megawatt diesel power plant and a 40% equity interest in two distribution companies in the Philippines, and (iii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu for which construction began in February 2008 and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project financing on a limited recourse basis was provided.

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government. As of December 31, 2015, total capital investment in these projects amounted to US$1.33 billion, of which KEPCO’s capital investment was US$450 million. We are expected to participate in the operation of the project for a period of 50 years ending 2056. As of December 31, 2015, the total installed capacity was 6,021 megawatts and capacity under construction was 738 megawatts, and our equity interest in the partnership was 34%.

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

In December 2009, following an international open bidding process, we entered into a prime contract with the Emirates Nuclear Energy Corporation (the “ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design and construct four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. Under the contract, we and our subcontractors, some of which are our subsidiaries, are to perform various duties including, among others, designing and constructing four nuclear power generation units each with a capacity of 1,400 megawatts, supplying nuclear fuel for three fuel cycles including initial loading, with each cycle currently projected to last for approximately 18 months, and providing technical support, training and education related to plant operation. The contract amount for the project is US$18.6 billion, with the term of the contract to last from December 27, 2009 to May 1, 2020. The target completion dates for the four units are set for May 2017, May 2018, May 2019 and May 2020. In addition, in order to foster a long-term strategic partnership and stable management of the units post-construction, we currently plan to make an equity investment in a project company established by ENEC. Details of such investment, including its size and structure, remain subject to further negotiation at this time, and we plan to make further disclosures regarding such investment in due course and as appropriate.

In October 2010, a consortium including us was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the UAE, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with aggregate capacity of 1,600 megawatts. Construction was completed in July 2014 and we will participate in the operation of the plant until 2039. The total project cost is estimated to be US$1.5 billion, of which approximately 20% will be financed through equity investments by the consortium members and the remaining 80% through project financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and us (19.6%). The total amount of our equity investment in the project is expected to be approximately US$56 million.

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatt coal-fired power plant in Thanh Hoa province, Vietnam. We will commence construction in December 2016 with target completion by December 2020, followed by operation for 25 years. Total project cost is expected to be US$2.34 billion, of which 25% will be funded by capital contribution and the remaining 75% by debt financing. The share capital of the special purpose entity that will be in charge of this project will be US$574 million, and KEPCO and Marubeni will each hold 50% equity interest in such entity.

Exploration and Production Projects

We pursue exploration and production projects to help us secure a more reliable supply of fuel for power generation and hedge against fluctuations in fuel prices. We have purchased shares and assets of coal mines in countries such as Indonesia, Australia and Canada.

In November 2007, we and EWP entered into a share subscription agreement with Cockatoo Coal Limited (“Cockatoo”), a coal exploration and mining company in Australia. We and EWP currently hold a 0.07% equity interest, in aggregate, in Cockatoo. In January 2008, a consortium consisting of us, four of our wholly owned generation subsidiaries, namely, KOSEP, KOMIPO, KOWEPO, and KOSPO, Korea Resources Corporation and Hanwha Corporation acquired a 10% equity interest in the Moolarben coal mines located in Western Coal Fields, Australia, for a purchase price of A$90 million, of which we and our four generation subsidiaries own a 5% equity interest. Hanwha Corporation sold its shares in 2015, and the equity interest of the consortium was lowered to 9%. Our four generation subsidiaries have coal off-take agreements for a total of 2.5 million tons of coal per annum. In 2015, Moolarben produced 6.9 million tons of coal.

In July 2009, we and KOSEP purchased a 1.5% equity interest in PT Adaro Energy Tbk (“Adaro”) for an aggregate purchase price of US$57 million. Adaro is one of the largest coal producers in Indonesia, and has produced a total of 52 million tons of coal in 2015. As part of this investment, we are entitled to an annual coal procurement of 3 million tons per year.

In July 2010, KEPCO Australia Pty Ltd., our wholly-owned subsidiary, acquired 100% of the equity interest in Anglo Coal (Bylong) Pty Ltd. for a purchase price of A$403 million. In July 2015, we submitted an environmental impact statement in order to obtain environmental approval from the New South Wales government and plan to begin commercial production in 2018.

In August 2010, we purchased a 20% equity interest in PT Bayan Resources Tbk (“Bayan”), an Indonesian mining company, for a purchase price of US$518 million. As part of this investment, we were entitled to an annual coal procurement of 2 million tons per year between 2012 and 2014 and are entitled to 7 million tons per year beginning in 2015.

We are also pursuing development projects for procurements of uranium in countries including Canada, the United States and Niger.

Renewable Energy Projects

Our overseas renewable energy projects include the generation of electricity through renewable energy sources. In September 2005 and April 2006, we and China Datang Corporation of the People’s Republic of China formed joint ventures to build four wind powered generation projects in Gansu, Inner Mongolia and Liaoning province in China. As of December 2015, we are conducting 25 wind power generation projects in the aforementioned areas in China, of which 20 projects with a total capacity of 919 megawatts are currently in operation and five projects are in the preparation stage. The joint ventures were capitalized with RMB 271 million for the Gansu projects, RMB 3,297 million for the Inner Mongolia projects and RMB 678 million for the Liaoning projects. One-third of the investment was funded with equity contribution and the remaining two-thirds with debt. We and China Datang Corporation hold 40% and 60% of equity interests, respectively, in each of the aforementioned joint ventures.

In December 2015, we entered into an agreement with the Ministry of Energy and Mineral Resources of Jordan to build, own and operate a wind farm with installed capacity of 89.1 megawatts in Fujeij, which is located 150 kilometers south of Amman, Jordan. Construction is expected to begin in November 2016 with commercial operations expected to commence in October 2018. Total project cost is approximately US$176 million, of which 43% will be financed through equity investments by us and the remaining 57% through debt financing. We believe that this project will help us to further diversify our business portfolio in the Middle East from the existing focus on nuclear and thermal power plants to expand to renewable energy facilities.

Although such renewable energy projects are currently insignificant as a proportion of our total overseas activities and our generation activities, we expect the portion of renewable energy projects to increase in the future as we seek to penetrate the overseas renewable energy market, diversify our businesses and actively address climate change. We expect to further diversify our business in the renewable energy sector to also include smart transmission and distribution facilities, smart grids and utilization of new energy related technologies.

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

As of December 31, 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. However, we suspended power transmission to the Kaesong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Shin-Kori #3 and #4 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$416 million, at the rate of 1 SDR = US$1.387590 as posted on the Internet homepage of the International Monetary Fund on January 4, 2016 per plant complex, for a total coverage of 1.5 billion SDRs. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.5 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2015, we and our generation subsidiaries owned approximately 75.0% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power generators accounted for 17% of total power generation in 2015 and 25% of total generation capacity as of December 31, 2015. As of December 31, 2015, there were ten independent power generators in Korea, excluding renewable energy producers. Prior to December 2010, private enterprises had not been permitted to own and operate coal-fired power plants in Korea. However, the Fifth Basic Plan announced in December 2010 included for the first time a plan for independent power producers to own and operate coal-fired power plants, and the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. The Seventh Basic Plan announced in July 2015 further elaborated such plans, and ten coal-fired units with aggregate generation capacity of 8,610 megawatts are scheduled to be completed between 2016 and 2022 under the Seventh Basic Plan. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers without having to undergo the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2016, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

The electric power industry, which began its liberalization process with the establishment of our power generation subsidiaries in April 2001, may become further liberalized in accordance with the Restructuring Plan. See Item 4.B. “Business Overview—Restructuring of the Electric Power Industry in Korea.”

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

As of December 31, 2015, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 23,720 billion, which consisted of reserve for business expansion of Won 17,903 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

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

On January 28, 2014, the Act for Supporting the Communities Surrounding Transmission and Distribution Lines was enacted, with effect from January 29, 2014, which prescribes measures to be taken by power generation or transmission companies to the communities surrounding transmission and distribution lines. Under this Act, those who own land or houses in the vicinity of transmission and distribution lines may claim compensation for damages or compel purchase of such properties by the power generation or transmission companies which are legally obligated in principle to pay for such damages or purchase such properties. See “—Community Programs” above.

Our operations are subject to various laws and regulations relating to environmental protection and safety. See “—Community Programs” above.

Debt Reduction Program and Related Activities

In 2014, in light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and as approved by the Committee for Management of Public Institutions in June 2014, set target debt-to-equity levels and undertaken various programs to reduce debt and improve the overall financial health, including through rationalizing and applying stricter review to (from a profitability and efficiency perspective) various aspects of our operations (both domestic and overseas), inviting private sector investments, disposing of non-core assets (such as non-core or loss-generating overseas operations and real property unrelated to operations), reducing costs, exploring alternative ways to generate additional revenue and developing contingency plans for further cost savings.

In July 2015, the Committee for Management of Public Institutions adjusted the target debt-to-equity levels of us and some of our generation subsidiaries to reflect the change in market conditions relating to disposal of non-core assets.

The following table summarizes some of the actions that we and our generation subsidiaries have undertaken or plan to undertake as part of such debt reduction program.

Entity	Target Debt-to- Equity Level(1)	Actual Debt-to-Equity Level(1)	Other Related Activities
KEPCO	111% by 2017	129.9% as of December 31, 2014; 99.9% as of December 31, 2015	- Proposed sale of shares in KEPCO KPS - Sale of the properties in our previous headquarters
KHNP	136% by 2017	129% as of December 31, 2014; 117% as of December 31, 2015	- Stricter review of new nuclear generation construction - Rationalization of the procurement process and other budget reduction efforts
EWP	107% by 2017	135% as of December 31, 2014; 121% as of December 31, 2015	- Proposed sale of shares in GS Donghae Electric Power Co., Ltd. and six other domestic and overseas companies
KOMIPO	170% by 2017	138% as of December 31, 2014; 149% as of December 31, 2015	- Proposed sale of Boryeong #6 turbine rotor stock reserve - Proposed sale of real properties in the Gunsan-Janghang Industrial Complex
KOSEP	129% by 2017	128% as of December 31, 2014; 111% as of December 31, 2015	- Cost savings and budget reduction efforts - Discovering new business profit models
KOSPO	143% by 2017	151% as of December 31, 2014; 150% as of December 31, 2015	- Proposed sale of real properties that yield no revenues
KOWEPO	149% by 2017	156% as of December 31, 2014; 164% as of December 31, 2015	- Proposed sale of equity interests in Dongducheon Dream Power - Obtaining private sector investment in Pyeongtaek combined cycle #3 - Accelerated construction of generation units

Note:

(1)	Computed on a separate basis for KEPCO, EWP, and KOSPO.

Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level contemplated by the Government or to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

Proposed Sale of Certain Power Plants and Equity Interests

The following table summarizes our current plans for sale of certain of our assets. The consummation of these plans, however, is subject to, among others, related Government policies and market conditions.

Equity Holdings	Primary Business	Fair Value(1) as of December 31, 2015	Ownership Percentage as of December 31, 2015	Ownership Percentage to be Sold
		(in billions of Won)
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance	2,102	52.5%	1.5%
KEPCO Engineering & Construction Co., Inc	Architectural engineering for utility plants	877	66.3%	15.4%
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	47	29.0%	29.0%

Note:

(1)	Fair value has been computed as the product of the closing share price on December 31, 2015 multiplied by the number of outstanding shares.

KEPCO Plant Service & Engineering Co., Ltd.

In December 2007, we completed the initial public offering of KEPCO KPS, formerly our wholly-owned subsidiary, by listing approximately 20.0% of its equity interest on the Korea Stock Exchange. Pursuant to the Public Institution Reform Plan, we sold through block sales to third party investors an aggregate of 27.5% shares in KEPCO KPS on various occasions during the period from December 2012 to April 2015. We currently hold a 52.5% equity interest in KEPCO KPS.

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Inc., or KEPCO E&C, formerly known as Korea Power Engineering Co., Ltd., in December 2009 for gross proceeds to us of Won 165 billion, following which we owned 77.9% of KEPCO E&C’s shares. In furtherance of the Public Institution Reform Plan and to improve our financial profile, we sold our equity interests representing 3.1%, 4.0% and 4.5% of KEPCO E&C shares in November 2011, December 2013 and December 2014, respectively, in each case to third party investors. We currently hold a 66.3% equity interest in KEPCO E&C.

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

Item 4.C. Organizational Structure

As of December 31, 2015, we had 77 subsidiaries, 55 associates and 38 joint ventures (not including any special purpose entities).

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

The table below sets forth for each of our principal associates and joint ventures the name and our percentage shareholdings and their principal activities as of December 31, 2015.

	Ownership (Percent)	Principal Activities
Associates:
Daegu Green Power Co., Ltd.	48	Power generation
Korea Gas Corporation(1)	20	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29	Electricity metering
YTN Co., Ltd.	21	Broadcasting
Cheongna Energy Co., Ltd.	44	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(2)	15	Wind power generation
Hyundai Green Power Co., Ltd.	29	Power generation
Korea Power Exchange(6)	100	Management of power market
AMEC Partners Korea(3)	19	Resources management
Hyundai Energy Co., Ltd.(9)	29	Power generation
Ecollite Co., Ltd.	36	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25	Power generation
Muju Wind Power Co., Ltd.	25	Power generation
Pyeongchang Wind Power Co., Ltd.	25	Power generation
Daeryun Power Co., Ltd.(3)(10)	13	Power generation
JinanJangsu Wind Power Co., Ltd.	25	Power generation
Changjuk Wind Power Co., Ltd.	30	Power generation
KNH Solar Co., Ltd.	27	Power generation
SPC Power Corporation	38	Power generation
Gemeng International Energy Co., Ltd.	34	Power generation

	Ownership (Percent)	Principal Activities
PT. Cirebon Electric Power	28	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	15	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	15	Resources development
Dolphin Property Limited(4)	15	Rental company
PT Wampu Electric Power	46	Power generation
PT. Bayan Resources TBK	20	Resources development
S-Power Co., Ltd.	49	Power generation
Pioneer Gas Power Limited(8)	40	Power generation
Eurasia Energy Holdings	40	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25	Power generation
Busan Solar Co., Ltd.(3)	20	Power generation
Hadong Mineral Fiber Co., Ltd.	25	Recycling fly ashes
Green Biomass Co., Ltd.(11)	14	Power generation
PT. Mutiara Jawa	29	Manufacturing and operating floating coal terminal
Samcheok Eco Material Co., Ltd.(3)(12)	3	Recycling fly ashes
Noeul Green Energy Co., Ltd.	20	Power generation
Naepo Green Energy Co., Ltd.	25	Power generation
Goseong Green Energy Co., Ltd.	3	Power generation
Gangneung Eco Power Co., Ltd.	4	Power generation
Shin Pyeongtaek Power Co., Ltd.	40	Power generation
Heang Bok Do Si Photovoltaic Power Co., Ltd.	28	Power generation
DS POWER Co., Ltd.(2)	11	Power generation
Dongducheon Dream Power Co., Ltd.	34	Power generation
KS Solar Corp. Ltd.(3)	19	Power generation
Yeongwol Energy Station Co., Ltd.(2)	10	Power generation
Jinbhuvish Power Generation(2)	5	Power generation
SE Green Energy Co., Ltd.	48	Power generation support
Daegu Photovoltaic Co., Ltd.	29	Power generation
Jeongam Wind Power Co., Ltd.	40	Power generation
Korea Power Engineering Service Co., Ltd.	29	Construction and service
Busan Green Energy Co., Ltd.	29	Power generation
Jungbu Bio Energy Co., Ltd.(2)	19	Power generation
Korea Electric Vehicle Charging Service	28	Electric vehicle charging service
Ulleungdo Natural Energy Co., Ltd.	30	Renewable power generation
Korea Nuclear Partners Co., Ltd.	29	Electric material agency

Joint Ventures:
KEPCO-Uhde Inc.(7)	53	Power generation
Eco Biomass Energy Sdn. Bhd.(7)	62	Power generation
Datang Chaoyang Renewable Power Co., Ltd.	40	Power generation
Shuweihat Asia Power Investment B.V.	49	Holding company
Shuweihat Asia Operation & Maintenance Company(7)	55	Maintenance of utility plant
Waterbury Lake Uranium L.P.	40	Resources development
ASM-BG Investicii AD	50	Power generation
RES Technology AD	50	Power generation
KV Holdings, Inc.	40	Power generation
KEPCO SPC Power Corporation(7)	75	Construction and operation of utility plant
Canada Korea Uranium Limited Partnership(5)	13	Resources development
KEPCO Energy Resource Nigeria Limited	30	Holding company
Gansu Datang Yumen Wind Power Co., Ltd.	40	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40	Power generation

	Ownership (Percent)	Principal Activities
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40	Power generation
Rabigh Electricity Company	40	Power generation
Rabigh Operation & Maintenance Company	40	Maintenance of utility plant
Jamaica Public Service Company Limited	40	Power generation
KW Nuclear Components Co., Ltd.	43	R&D
Busan Shinho Solar Power Co., Ltd.	25	Power generation
GS Donghae Electric Power Co., Ltd.	34	Power generation
Global Trade Of Power System Co., Ltd.	29	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd	29	Power generation
KODE NOVUS 1 LLC.	50	Power generation
KODE NOVUS 2 LLC.	49	Power generation
Daejung Offshore Wind Power Co., Ltd.	50	Power generation
Amman Asia Electric Power Company(7)	60	Power generation
KEPCO-ALSTOM Power Electronics Systems, Inc.(7)	51	R&D
Dangjin Eco Power Co., Ltd.	34	Power generation
Honam Wind Power Co., Ltd.	29	Power generation
Nepal Water & Energy Development Company Pty Ltd.(7)	53	Construction and operation of utility plant
Chun-cheon Energy Co., Ltd.	30	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(3)	15	Power generation
Nghi Son 2 Power Ltd.	50	Power generation
Kelar S.A.(7)	65	Power generation
PT. Tanjung Power Indonesia	35	Power generation
Incheon New Power Co., Ltd.	29	Power generation
Seokmun Energy Co., Ltd.	29	Integrated energy business

Notes:

(1)	The effective percentage of ownership is 21.57% considering the treasury stocks.
(2)	We can exercise significant influence by virtue of our contractual right to appoint directors to the board of directors of this entity, and by strict decision criteria of our financial and operating policy of the board of directors.
(3)	We can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity.
(4)	We can exercise significant influence by virtue of our contractual right to appoint one out of four members of the steering committee of this entity. Moreover, we have significant financial transactions with this entity to the effect that we can exercise significant influence on this entity.
(5)	We have joint control on the associates by virtue of our contractual right to appoint directors to the board of directors of this entity, and by strict decision criteria of our financial and operating policy of the board of directors.
(6)	The Government regulates our ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between the Korea Power Exchange and our other subsidiaries. We can exercise significant influence by our right to nominate directors to the board of directors of this entity.
(7)	According to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, these entities are classified as joint ventures.
(8)	The reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(9)	As of December 31, 2015, 17.3% of ownership of Hyundai Energy Co., Ltd. was held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only do we have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank upon a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to us. In connection with this agreement, we applied the equity method on our 46.3% equity investment in Hyundai Energy Co., Ltd.
(10)	Following the merger of Daeryun Energy Co., Ltd. into Daeryun Power Co., Ltd., its parent, our effective percentage of ownership decreased to 19.45% after accounting for stock purchase options.
(11)	The effective percentage of ownership is less than 20%, but we can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity and the fact that a dominant portion of the investee’s sales transactions is generated from us.
(12)	Our effective percentage of ownership (excluding the redeemable convertible preferred shares) is 25.54%.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea. As of December 31, 2015, the net book value of our property, plant and equipment was Won 141,361 billion. As of December 31, 2015, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 270 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

In connection with the recent relocation of our headquarters in December 2014 pursuant to a government plan, in September 2014 we entered into a definitive agreement with a consortium consisting of Hyundai Motor Company, Kia Motors Corporation and Hyundai Mobis for the sale of the properties in our previous headquarters for a sale price of Won 10,550 billion. The sale was made following an open bidding, and the assessment value for such properties was approximately Won 3,335 billion. Under the sales agreement, the purchaser made a deposit equal to 10% of the purchase price on the date of the agreement, paid the first installment equal to 30% of the purchase price on January 15, 2015 and paid the remaining proceeds in two equal installments on May 25 and September 25, 2015, and the title to the properties transferred on September 25, 2015, the date the full purchase price was paid.

On December 31, 2015, we completed the sales of 37 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 219 billion. The book value of such properties amounted to Won 145 billion, representing 1.8% of our total assets as of December 31, 2015. The foregoing sales reflect our plans to improve our financial soundness through debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion on our operating and financial review and prospects together with our consolidated financial statements and the related notes which appear elsewhere in this annual report. Our results of operations, financial condition and cash flows may materially change from time to time, for reasons including various policy initiatives (including changes to the Restructuring Plan) by the Government in relation to the Korean electric power industry, and accordingly our historical performance may not be indicative of our future performance. See Item 4.B. “Business Overview—Restructuring of the Electric Power Industry in Korea” and Item 3.D. “Risk Factors—The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

Item 5.A. Operating Results

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

Under the Electricity Business Act and the Price Stabilization Act, the Government generally establishes electricity rates at levels that are expected to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of the fair investment return, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” From 2008 to 2012, we had consecutive net losses and, from time to time, operating losses, due to substantial increases in fuel prices which have more than offset the effect from the increases in the electricity tariff rates we charge to our customers. From 2013 to 2015, largely due to increases in electricity tariff rates, the general decline of fuel prices, the sale of the properties in our previous headquarters and the greater use of coal relative to LNG (the former being a cheaper source of fuel) as a proportion of the fuels used to produce electricity, our gross profit, operating profit and net profit increased significantly.

If fuel prices were to rise substantially and rapidly in the future, such rise may have a material adverse effect on our results of operations and profitability. In part to address these concerns, the Government from time to time increases the electricity tariff rates (most recently in January and November 2013). However, such increases may be insufficient to fully offset the adverse impact from the rise in fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer. On the other hand, if fuel prices decrease, substantial political pressure may lead the Government to lower the level of electricity tariff in a relatively shorter period of time due to the lack of public opposition, which could negatively affect our profit margins and in turn our financial condition and results of operations.

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

Demand for electricity in Korea grew at a compounded average rate of 2.2% per annum for the five years ended December 31, 2015. According to the Bank of Korea, the compounded growth rate for real GDP was approximately 2.8% during the same period. The GDP increased, on a year-on-year basis, by 2.9% in 2013, by 3.3% in 2014 and by 2.6% in 2015.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption).

	2011	2012	2013	2014	2015
Growth in GDP	3.7%	2.3%	2.9%	3.3%	2.6%
Growth in electricity consumption	4.8%	2.5%	1.8%	0.6%	1.3%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 273,548 gigawatt hours in 2015, representing a 0.4% increase from 2014, largely due to the continued export-led growth of the Korean economy.

•

Demand for electricity from the commercial sector has increased in recent years, largely due to increased commercial activities in Korea and the rapid expansion of the service sector of the Korean economy, which has resulted in increased office building construction, office automation and use of air conditioners. Demand for electricity from the commercial sector increased to 103,679 gigawatt hours in 2015, representing a 2.9% increase from 2014 largely due to the recovery of market demand as a result of various government policies to boost the economy.

•

In 2015, we distributed electricity to approximately 22 million households, which represent substantially all of the households in Korea. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 65,619 gigawatt hours in 2015, representing a 1.8% increase compared to 2014, largely due to an increase in household electricity usage for air conditioning and heating.

For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 89.4%, 86.2% and 83.3% in 2013, 2014 and 2015, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

We expect that we will continue to have a dominant market share in the generation, transmission and distribution of electricity in Korea for the foreseeable future, absent any substantial changes to the Restructuring Plan or other policy initiatives by the Government in relation to the Korean electric power industry, or an unexpected level of market penetration by independent power producers or localized electricity suppliers under the Community Energy System. See Item 4.B. “Business Overview—Competition.”

Electricity Rates

Under the Electricity Business Act and the Price Stabilization Act, electricity rates are established at levels that will permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For further discussion of fair investment return, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

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

Cost of fuel in any given year is a function of the volume of fuels consumed and the unit fuel cost for the various types of fuel used for generation of electricity which affects the cost structure for both our generation subsidiaries and independent power producers from whom we purchase electric power. A significant change in the unit fuel costs materially impacts the costs of electricity generated by our generation subsidiaries, which mainly comprise our fuel costs under the cost of sales, as well as, to our knowledge, the costs of electricity generated by the independent power producers that sell their electricity to us (see Item 4.A. “Purchase of Electricity—Cost-based Pool System”), which mainly comprise our purchased power costs under the cost of sales. We are however unable to provide a comparative analysis since the unit fuel cost information for independent power producers and their cost structures are proprietary information.

Fuel costs accounted for 45.1%, 36.1% and 25.9% of our sales and 47.8%, 41.4% and 33.3% of our cost of sales in 2013, 2014 and 2015, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel.”

Uranium accounted for 30.9%, 35.3% and 38.1% of our fuel requirements in 2013, 2014 and 2015, respectively. Coal accounted for 44.8%, 46.0% and 47.9% of our fuel requirements in 2013, 2014 and 2015, respectively. LNG accounted for 19.7%, 15.5% and 10.7% of our fuel requirements in 2013, 2014 and 2015, respectively. Oil accounted for 3.3%, 1.7% and 2.2% of our fuel requirements in 2013, 2014 and 2015, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2015, approximately 79% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 21% purchased on the spot market. The average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts declined from US$70.3 per ton in 2014 to US$58.0 per ton in 2015 and was US$52.6 per ton as of April 15, 2016. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

In recent years, the prices of oil and LNG have fallen significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil per barrel declined from US$105.4 in 2013 and US$96.6 in 2014 to US$51.1 in 2015 and was US$39.3 as of April 15, 2016.

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

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on such cost increases to our customers is limited. For example, from 2008 to 2012 we had consecutive net losses and, from time to time, operating losses, largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. If fuel prices substantially increase and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff and does not increase it to a level to sufficiently offset the impact of rising fuel prices, the price increases will negatively affect our profit margins or even cause us to suffer net losses and our business, financial condition, results of operations and cash flows would suffer.

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see Item 3.A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar fluctuated from Won 1,055.3 on December 31, 2013 to Won 1,090.9 on December 31, 2014 and to Won 1,169.3 on December 31, 2015 and was Won 1,144.8 on April 15, 2016. In 2015, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2015, approximately 21.2% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

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

New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing IFRS and other standards are effective for annual periods beginning after January 1, 2015; however, we have not adopted such amendments yet and are currently in the process of evaluating the impact on our consolidated financial statements upon the adoption of these amendments.

•	IFRS 9—Financial Instruments

•	IFRS 15—Revenue from contract with customers

•	Amendments to IAS 16—Property, Plant and Equipment

•	Amendments to IAS 38—Intangible Assets

•	Amendments to IFRS 11—Joint Arrangements

•	IFRS 16—Leases

•	Amendments to IAS 12—Income Taxes

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

As of December 31, 2013, we had Won 614 billion of net amounts as liabilities, and as of December 31, 2014, we had Won 168 billion of net amounts as assets. As of December 31, 2015, we had Won 451 billion of net amounts as liabilities. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

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

As of December 31, 2013, 2014 and 2015, we had a liability for decommissioning costs in the amounts of Won 12,348 billion, Won 13,234 billion and Won 12,562, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used discount rates of 4.49%, 4.49% and 3.55% and inflation rates of 2.93%, 2.93% and 1.40% when calculating the decommissioning cost liability of nuclear plants recorded as of December 31, 2013, 2014 and 2015, respectively, and discount rate of 4.49% and inflation rate of 2.93% when calculating the decommissioning cost liability of spent fuel recorded as of December 31, 2013, 2014 and 2015. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	276	￦ (268)	￦ (254)	￦	261

See Notes 26 and 45 of the notes to our consolidated financial statements included in this annual report for further related information.

Provision for Decontamination of Transformer

Under the Persistent Organic Pollutants Management Act which was enacted in 2007, we are required to remove PCB from our transformers’ insulating oil by 2025. We are also required to inspect the PCB levels in our transformers and dispose of any PCBs in excess of established safety standards.

As of December 31, 2013, 2014 and 2015, we had liabilities of Won 220 billion, Won 200 billion and Won 182 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 4.92% and an inflation rate of 3.10% as of December 31, 2013, a discount rate of 3.78% and an inflation rate of 2.79% as of December 31, 2014 and a discount rate of 3.21% and an inflation rate of 2.65% as of December 31, 2015.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2015. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount of the asset or asset group in the case of an impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. We performed impairment tests on individual assets of KOSEP and EWP, both of which are wholly owned subsidiaries, for the year ended December 31, 2015 and Garolim Tidal Power Plant Co., Ltd., a 49% owned subsidiary, for the year ended December 31, 2014. Accordingly, we recognized the amount by which the carrying amount exceeds its recoverable amount as impairment loss on our consolidated statements of comprehensive income. See Note 18 of the notes to our consolidated financial statements included in this annual report for further information.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. In relation to these matters, as of December 31, 2015, we and our subsidiaries were engaged in 750 lawsuits as a defendant and 170 lawsuits as a plaintiff. The total amount claimed against us and our subsidiaries was Won 1,052 billion and the total amount claimed by us was Won 436 billion as of December 31, 2015. As of December 31, 2015, our provisions for these legal claims amounted to Won 168 billion. These provisions are adjusted when events or circumstances cause these judgments or estimates to change.

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

Consolidated Results of Operations

2015 Compared to 2014

In 2015, our consolidated sales, which is principally derived from the sale of electric power, increased by 2.6% to Won 58,582 billion from Won 57,123 billion in 2014, reflecting primarily a 0.3% increase in our average electricity tariff rates in 2015 compared to 2014 and a 1.3% increase in the volume of electricity sold from 477,592 gigawatt hours in 2014 to 483,655 gigawatt hours in 2015. The overall increase in the volume of electricity sold was primarily attributable to a 0.4% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 272,552 gigawatt hours in 2014 to 273,548 gigawatt hours in 2015, a 2.9% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, from 100,761 gigawatt hours in 2014 to 103,679 gigawatt hours in 2015, and a 1.8% increase in the volume of electricity sold to the residential sector from 64,457 gigawatt hours in 2014 to 65,619 gigawatt hours in 2015. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity as a result of continued export-led growth of the Korean economy, which involved an increased industrial output and greater capacity utilization in industrial plants. The increase in the volume of electricity sold to the commercial sector was primarily due to the recovery of market demand as a result of various government policies to boost the economy. The increase in the volume of electricity sold to the residential sector was primarily due to an increase in household electricity usage for air conditioning and heating. Sales of construction services increased by 26.8% to Won 3,761 billion in 2015 from Won 2,965 billion primarily due to an increase in sales related to our nuclear complex construction projects in the UAE.

Our consolidated cost of sales, which is principally derived from the costs related to the purchase of fuels for generation of electricity and to a lesser extent, from the purchase of power from independent power producers, depreciation and salaries, decreased by 8.7% to Won 45,458 billion in 2015 from Won 49,763 billion in 2014, primarily due to a 26.4% decrease in fuel costs and a 9.3% decrease in purchased power, which was partially offset by a 5.7% increase in depreciation, a 12.5% increase in salaries and a 22.8% increase in other cost of sales.

Fuel costs, which accounted for 33.3% and 41.4% of our consolidated cost of sales in 2015 and 2014, respectively, decreased by 26.4% to Won 15,159 billion in 2015 from Won 20,595 billion in 2014 largely due to a 28.7% decrease in unit fuel cost mainly resulting from the general decline in international market prices for our main fuel types, as well as an increased use of less expensive fuel sources such as coal and nuclear power due to the operation commencement of one nuclear unit and two coal units, and the resumption of one nuclear unit in 2015. Purchased power, which accounted for 25.1% and 25.3% of our cost of sales in 2015 and 2014, respectively, decreased by 9.3% to Won 11,428 billion in 2015 from Won 12,602 billion in 2014, primarily due to a 22.7% decrease in the cost of power purchased, from Won 154.70 per kilowatt-hour in 2014 to Won 119.60 per kilowatt-hour in 2015, primarily due to a general decline in international market prices for our main fuel types. Depreciation expense, excluding Won 1,057 billion and Won 957 billion in 2015 and in 2014, respectively arising from amortization of nuclear fuel charged to fuel costs aforementioned, increased by 5.0% to Won 7,102 billion in 2015 from Won 6,763 billion in 2014 primarily due to an increase of additional property, plant and equipment related to the construction of new generation facilities pursuant to our capital investment program.

Salaries recorded as cost of sales increased by 12.5% to Won 2,962 billion in 2015 from Won 2,634 billion in 2014 primarily due to an increase in base salary in tandem with the inflation rate and increase in expenses to provision amounts for the ordinary wage litigation as described in Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.” Other cost of sales increased by 22.8% to Won 8,805 billion in 2015 from Won 7,169 billion in 2014 primarily due to an increase in costs related to our nuclear complex construction projects in the UAE.

As a cumulative result of the foregoing factors, our consolidated gross profit increased by 78.3% to Won 13,124 billion in 2015 from Won 7,360 billion in 2014, and our consolidated gross profit margin increased to 22.4% in 2015 from 12.9% in 2014. The increases in our consolidated gross profit and consolidated gross profit margin were largely attributable to the 2.6% increase in our consolidated sales (which was primarily due to the 0.3% increase in our average electricity tariff rates and the 1.3% increase in the volume of electricity sold, as well as the 26.8% overall increase in the sales of construction services) and the 8.7% decrease in our consolidated cost of sales (which was mainly due to the 26.4% decrease in fuel costs partially offset by the 22.8% increase in other cost of sales).

Our consolidated selling and administrative expenses increased by 11.9% to Won 2,153 billion in 2015 from Won 1,924 billion in 2014, largely due to an increase in salaries recorded as selling and administrative expenses, which was partially offset by a decrease in bad debt expense.

Our consolidated other income, net of expenses, increased by 5.0% to Won 699 billion in 2015 from Won 666 billion in 2014, mainly as a result of an increase in revenue related to the transfer of assets from customers, which were substantially offset by a decrease in gains on electricity infrastructure development fund.

Our consolidated net other gains increased significantly to Won 8,611 billion in 2015 from Won 107 billion in 2014, primarily as a result of an increase in gains on disposal of property, plant and equipment. Gains on disposal of property, plant and equipment increased largely due to the sale of the properties in our previous headquarters.

As a cumulative result of the foregoing factors, our consolidated operating profit increased more than threefold to Won 20,281 billion in 2015 from Won 6,209 billion in 2014, and our consolidated operating income margin increased to 34.6% in 2015 from 10.9% in 2014. These increases were mainly due to the 2.6% increase in our consolidated sales and the 8.7% decrease in our consolidated cost of sales as well as a significant increase in our consolidated net other gains primarily as a result of an increase in gains on disposal of property, plant and equipment due to the sale of the properties in our previous headquarters

Our consolidated finance expenses, net, decreased by 18.8% to Won 1,832 billion in 2015 from Won 2,255 billion in 2014, primarily as a result of a decrease in interest expense and an increase in net gains on valuation derivatives, which was partially offset by an increase in net losses on foreign currency translation.

Our consolidated profit of associates or joint ventures using equity method decreased by 24.7% to Won 207 billion in 2015 from Won 275 billion in 2014, primarily as a result of a decrease in profit of Korea Gas Corporation.

As a cumulative result of the foregoing factors, our consolidated income before income taxes increased to Won 18,656 billion in 2015 from Won 4,229 billion in 2014.

Our income tax expense increased to Won 5,239 billion in 2015 from Won 1,430 billion in 2014, largely as a result of an increase in our profit before income taxes. See Note 41 to our financial statements included in this annual report. Our effective tax expense (benefit) rate, which represents tax expense (benefit) as a percentage of profit (loss) before income taxes, decreased from 33.8% in 2014 to 28.1% in 2015 primarily due to an increase in profit which is not subject to deferred income tax. In 2015, the effective tax rate was higher than the statutory rate of 24.2%, primarily due to the recognition of deferred tax liabilities regarding our investments in subsidiaries, associates and joint ventures primarily in connection with taxable temporary differences related to undistributed earnings.

As a cumulative result of the above factors, our consolidated profit increased to Won 13,416 billion in 2015 from Won 2,799 billion in 2014. Our consolidated net profit margin also increased to 22.9% in 2015 from 4.9% in 2014. Our profit attributable to the owners of the company was Won 13,289 billion in 2015 compared to Won 2,687 billion attributable to the owners of the company in 2014.

We had consolidated other comprehensive income of Won 34 billion in 2015 compared to consolidated other comprehensive loss of Won 358 billion in 2014, largely as a result of increased actuarial gains on retirement benefit obligations, net of tax (related to changes in future salary increases), valuation gains on available-for-sale securities (primarily Korea District Heating Corp. and Set Holding) and gains on valuation of derivatives using cash flow hedge accounting, share in other comprehensive income of associates and joint ventures, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive income increased to Won 13,450 billion in 2015 from Won 2,441 billion in 2014.

2014 Compared to 2013

In 2014, our consolidated sales, which is principally derived from the sale of electric power, increased by 6.3% to Won 57,123 billion from Won 53,713 billion in 2013, reflecting primarily a 4.7% increase in our average electricity tariff rates in 2014 compared to 2013 and a 0.58% increase in the volume of electricity sold from 474,849 gigawatt hours in 2013 to 477,592 gigawatt hours in 2014. For a discussion of the increase in our electricity tariff rates which are regulated by the Government, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” The overall increase in the volume of electricity sold was primarily attributable to a 2.7% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 265,373 gigawatt hours in 2013 to 272,552 gigawatt hours in 2014, which was partially offset by a 1.4% decrease in the volume of electricity sold to the commercial sector from 102,196 gigawatt hours in 2013 to 100,761 gigawatt hours in 2014 and a 2.1% decrease in the volume of electricity sold to the residential sector from 65,815 gigawatt hours in 2013 to 64,457 gigawatt hours in 2014. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity in this sector in Korea largely as a result of continued export-led growth of the Korean economy, which involved an increased industrial output and greater capacity utilization in industrial plants. The decreases in the volume of electricity sold to the commercial and residential sectors were largely due to weather conditions, including cooler summer and warmer winter in 2014 compared to 2013.

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

Salaries recorded as cost of sales increased by 2.0% to Won 2,633 billion in 2014 from Won 2,583 billion in 2013 primarily due to an increase in base salary in tandem with the inflation rate. Other cost of sales increased by 17.9% to Won 7,169 billion in 2014 from Won 6,080 billion in 2013 primarily due to an increase in costs related to our nuclear complex construction projects in the UAE.

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

Our consolidated net other gains decreased by 17.1% to Won 107 billion in 2014 from Won 129 billion in 2013, primarily as a result of an increase of impairment loss on property, plant and equipment. Impairment loss on property, plant and equipment increased largely due to impairment related to Garolim Tidal Power Plant Co., Ltd., a 49% owned subsidiary.

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

As a cumulative result of the foregoing factors, our consolidated income before income taxes increased significantly to Won 4,229 billion in 2014 from consolidated loss before income taxes of Won 396 billion in 2013.

Our income tax expense increased significantly to Won 1,430 billion in 2014 from income tax benefit of Won 571 billion in 2013, largely as a result of an increase in our profit before income taxes, which was partially offset by an increase in adjustments related to unrealized deferred tax assets. See Note 41 to our financial statements included in this annual report. Our effective tax expense (benefit) rate, which represents tax expense (benefit) as a percentage of profit (loss) before income taxes, decreased from 144.0% in 2013 to 33.8% in 2014 primarily due to the effect of recognition of deferred tax assets in relation to amounts received from customers regarding installation and use of facilities required for electricity supply in 2013. In 2014, the effective tax rate was higher than the statutory rate of 24.2%, primarily due to the recognition of deferred tax liabilities regarding our investments in subsidiaries, associates and joint ventures primarily in connection with taxable temporary differences related to undistributed earnings.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by KEPCO, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five thermal generation subsidiaries, consists of operations related to the generation of electricity sold to KEPCO through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2013, 2014 and 2015 the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.6%, 2.8% and 2.8% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

Item 5.B. Liquidity and Capital Resources

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4.B. “—Business Overview—Restructuring of the Electric Power Industry in Korea” and Item 3.D. “Risk Factors—Risks Relating to KEPCO— The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

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

Capital Expenditures

We anticipate that capital expenditures will be the most significant use of our funds for the next several years. Our capital expenditures relate primarily to the construction of new generation units, maintenance of existing generation units and expansion of our transmission and distribution systems. Our capital expenditures generally follow budgets established under the Basic Plan, which contains projections relating to the supply and demand of electricity of Korea based on which we plan the construction of additional generation units and transmission systems.

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 15,831 billion, Won 16,629 billion and Won 15,750 billion in 2013, 2014 and 2015, respectively, and under our current budgets, are estimated to be approximately Won 15,617 billion, Won 14,307 billion and Won 13,842 billion in 2016, 2017 and 2018, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry. According to the Government’s plan, we will create a Won 2 trillion new energy industry fund by 2017, contributing Won 1 trillion in each of 2016 and 2017, and invest an additional amount of approximately Won 5.4 trillion in 2016 to expand new energy related businesses. Our actual budget for such projects will be decided after internal evaluation and discussions with the Government. Although the exact amount has yet to be decided, we expect that our capital expenditure relating to new energy industry projects may eventually lead to a significant increase in our capital expenditure in 2016 and thereafter. See Item 4.B. “Business Overview—Capital Investment Program” for a further description of our capital investment program.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2013, 2014 and 2015, fuel costs accounted for 45.1%, 36.1% and 25.9% of our sales and 47.8%, 41.4% and 33.3% of our cost of sales, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-paying debt (excluding issue discounts and premium) before accounting for swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2015 for each year from 2016 to 2020 and thereafter. As of December 31, 2015, such debt represented 97.0% of our outstanding debt on a consolidated basis.

Year ended December 31,	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total
	(in billions of Won)
2016	995	14	5,730	975	7,714
2017	211	—	5,850	2,110	8,171
2018	37	—	5,290	3,007	8,334
2019	12	—	4,290	1,526	5,828
2020	12	—	4,790	863	5,665
Thereafter	67	11	18,630	2,721	21,429
Total	1,334	25	44,580	11,202	57,141

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-paying debt of Won 3,084 billion, Won 3,121 billion and Won 2,846 billion in 2013, 2014 and 2015, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ debt were 4.11%, 3.93% and 3.87% in 2013, 2014 and 2015, respectively.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 6,884 billion, Won 12,046 billion and Won 16,943 billion in 2013, 2014 and 2015, respectively.

As of December 31, 2013, 2014 and 2015, our long-term debt (excluding the current portion but including issue discounts and premium), before accounting for swap transactions, amounted to Won 52,801 billion, Won 55,720 billion and Won 50,907 billion, respectively, representing 102.6%, 101.6% and 74.9% of shareholders’ equity, respectively, as of such dates. As of December 31, 2013, 2014 and 2015, the current portions of our long-term debt were Won 7,508 billion, Won 6,446 billion and Won 7,243 billion, respectively. As of December 31, 2013, 2014 and 2015, our short-term borrowings amounted to Won 579 billion, Won 659 billion and Won 604 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, as of December 31, 2015 was Won 58,274 billion, of which Won 45,908 billion was denominated in Won and an equivalent of Won 12,366 billion was denominated in foreign currencies, primarily U.S. dollars. In addition, we, KHNP and KOWEPO also maintain U.S. dollar-denominated global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$3.6 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, amounted to Won 12,782 billion and Won 12,366 billion as of December 31, 2014 and 2015, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with domestic financial institutions amounting to Won 4,006 billion and US$771 million, the full amount of which was available as of December 31, 2015.

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. Even if we are able to conduct equity financing with the participation of the Government, prevailing market conditions may be such that we may not be able conduct equity financing on terms that are commercially acceptable to us. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy.”

Our total shareholders’ equity increased by 23.9% from Won 54,825 billion as of December 31, 2014 to Won 67,942 billion as of December 31, 2015, mainly as a result of an increase in total comprehensive income.

Liquidity

Our liquidity is substantially affected by our construction expenditures and fuel purchases. Construction in progress increased by 8.9% from Won 32,256 billion as of December 31, 2014 to Won 35,127 billion as of December 31, 2015. Fuel costs decreased by 26.4% from Won 20,595 billion in 2014 to Won 15,159 billion in 2015.

Our cash flows are also impacted by other factors. Our net cash provided by operating activities increased by 40.7% from Won 12,046 billion in 2014 to Won 16,943 billion in 2015. The increase in net cash provided by operating activities in 2015 compared to 2014 was mainly due to an increase in cash collected from our customers in tandem with increases in electricity tariff rates and the sales volume in 2015 compared to 2014 and the decrease in the unit cost of coal, LNG and oil in 2015 compared to 2014, which in turn led to a decrease in cash paid for fuels. Our cash flows from investing activities are affected by acquisitions of property, plant and equipment. Our net cash used in investing activities decreased from Won 14,460 billion in 2014 to Won 9,774 billion in 2015. Our cash flows from financing activities are mainly affected by borrowings and issuance of debt securities and repayment thereof, as well as dividends paid. We recorded net cash used in financing activities of Won 5,207 billion in 2015 compared to net cash from financing activities of Won 1,985 billion in 2014, largely due to a decrease in proceeds from long-term borrowings and debt securities.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2013, 2014 and 2015, we had a working capital deficit of Won 4,945 billion, Won 4,780 billion and Won 686 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2015, approximately 21.2% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in currencies other than Won.

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

We paid dividends of Won 90 per share in respect of fiscal year 2013 and Won 500 per share in respect of fiscal year 2014. On April 20, 2016, we paid dividends of Won 3,100 per share in respect of fiscal year 2015.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4.B. “Business Overview—Regulation.”

Item 5.C. Research and Development, Patents and Licenses, etc.

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

In 2016, consistent with the Government guidelines, we plan to invest approximately 0.54% of our annual revenue in the research and development of green and smart technologies, particularly with a focus on the following ten areas: CCUS, offshore wind power, new power transmission technology, super conductor, smart grid, micro grid, new materials in electric power fields, ICT convergence, ICT integration and energy storage systems.

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

We invested Won 640 billion, Won 638 billion and Won 660 billion in 2013, 2014 and 2015, respectively, and currently plan to invest Won 1,116 billion in 2016, on research and development. Our current focus in research and development is primarily in the area of ICT-based smart energy technological development. We had 1,258 employees engaged in research and development activities as of December 31, 2015. As a result of our research, we currently have 3,321 registered patents and 2,486 patent applications outstanding in Korea and abroad. In addition, we plan to establish a management infrastructure that will facilitate the development of high value-added intellectual properties. We also seek opportunities to market our technologies overseas.

Item 5.D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E. Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements as of December 31, 2015.

Item 5.F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of the contractual obligations of us and our six wholly-owned generation subsidiaries as of December 31, 2015 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		3–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	￦	56,606	￦	7,193	￦	15,780	￦	12,212	￦	21,421
Short-term borrowings		535		535		—		—		—
Interest payments(3)		11,594		1,705		2,824		2,157		4,908

Total	￦	68,735	￦	9,433	￦	18,604	￦	14,369	￦	26,329

Notes:

(1)	We have several other contractual obligations, including finance lease agreements. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2015 were immaterial. Contractual obligations related to payment of debt of us and our six wholly-owned generation subsidiaries represented 97.0% of our outstanding debt as of December 31, 2015 on a consolidated basis.
(2)	Includes the current portion.
(3)	A portion of our debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2015 for the variable rate of interest in calculating the interest payments on debt for the periods indicated.

For a description of our commercial commitments and contingent liabilities, see Note 50 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd. and three other independent power producers, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 2,897 billion, Won 1,980 billion and Won 1,049 billion in 2013, 2014 and 2015, respectively.

We have entered into contracts with domestic and foreign suppliers to purchase bituminous coal and anthracite coal. Although we meet our coal requirements primarily through purchases in spot markets, substantial amounts of such requirements are also met through purchases under long-term supply contracts. Under our long-term supply contracts, purchase prices are adjusted periodically based on prevailing market conditions. We purchase a substantial portion of our LNG requirements from Korea Gas Corporation, a related party. We have also entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others.

We import all uranium ore concentrates from sources outside Korea (including the United Kingdom, Kazakhstan, France, Germany, Niger, Canada and Japan) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 49 of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2015 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD, JPY, INR, GBP, SAR, NPR, AED and EUR)
Payment of import letter of credits	KEB Hana Bank	EUR	260
	KEB Hana Bank	GBP	61,169
	Woori Bank and others	USD	1,229,049
Inclusive credits	Shinhan Bank	INR	47,489
	KEB Hana Bank	Won	501,500
	HSBC and others	USD	774,510
Performance guarantees on guarantees	Kookmin Bank	EUR	14,833
	KEB Hana Bank	INR	236,443
	Seoul Guarantee Insurance and others	Won	264,538
	Bank of Kathmandu	NPR	32,633
	First Gulf Bank and others	USD	767,485
Guarantees for bid	The Export-Import Bank of Korea and others	USD	10,450
Warranty bond and others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	NPR	36,309
	HSBC and others	USD	571,349
Trade finance	BNP Paribas and others	USD	800,000
Other guarantees	Shinhan Bank and others	JPY	2,245,843
	KEB Hana Bank	Won	57,300
	KEB Hana Bank	SAR	2,240
	HSBC and others	USD	1,085,305

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD)
Overdraft	Nonghyup Bank and others	Won	2,195,000
Commercial paper	Shinhan Bank and others	Won	800,000
Limit amount available for card	KEB Hana Bank and others	Won	55,578
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	Won	705,584
	BNP Paribas and others	USD	2,228,059
Repayment guarantees for foreign currency debentures	Korea Development Bank and others	USD	198,175

We provide a performance guarantee related to a construction contract to Kookmin Bank. Such guarantee is not recognized as a provision for financial guarantee because such performance guarantee does not meet the definition of a financial guarantee contract under IFRS.

We have borrowings of Won 22.5 billion from Long Lasting Value (“LLV”) as of December 31, 2015. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. We guarantee secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of Won 23.9 billion.

In order to secure our status as a shareholder of Navanacom Electric Co., Ltd., we have signed a fund supplement contract. According to the contract, in case Navanacom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, we bear a payment obligation in proportion to our ownership.

We have outstanding borrowings with a limit of US$275.6 million from creditors such as International Finance Corporation. Regarding the borrowing contract, we have guaranteed capital contribution of US$69.8 million and additional contribution up to US$19 million for contingencies, if any. For one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., we have provided payment guarantee up to US$2,777 thousand, in case of a construction delay or insufficient contract volume after commencement of the construction.

Existing guarantees provided by us to our associates and joint ventures as of December 31, 2015 are as follows:

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KEPCO	KEPCO SPC Power Corporation	Debt guarantees	USD	88,138	SMBC, The Export-import Bank of Korea and ADB
KEPCO	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD	11,000	SAPCO
KEPCO	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
KEPCO	Rabigh Operation & Maintenance Company	Performance guarantees	USD	1,387	Rabigh Electricity Company
KEPCO	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh
KOWEPO	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	48,353	KEB Hana Bank and others
		Guarantees for supplemental funding(1)		—
KOWEPO	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	29,357
		Guarantees for supplemental funding(1)		—
		Impounding bonus guarantees	USD	5,000	SK E&C
KOWEPO	Rabigh O&M Co., Ltd.	Performance guarantees	SAR	4,800	Saudi Arabia British Bank
KOWEPO	Deagu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	IBK
KOWEPO	Dongducheon Dream Power Co., Ltd.(2)	Collateralized money invested	KRW	111,134	Kookmin Bank
KOWEPO	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Shinhan Bank Singapore

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KOWEPO	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
KOWEPO	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank
EWP	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	KT Capital Co., Ltd.
EWP	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	580	KEB Hana Bank and others
		Guarantees for supplemental funding(1)		—
EWP	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	32,868	Kookmin Bank and others
		Guarantees for supplemental funding(1)		—
EWP	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank and others
		Guarantees for supplemental funding(1)		—
EWP	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
		Guarantees for supplemental funding(1)		—
EWP	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
		Guarantees for supplemental funding(1)		—
EWP	PT. Tanjung Power Indonesia	Debt guarantees	USD	10,500	The Bank of Tokyo-Mitsubishi
KOSPO	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSPO	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
		Guarantees for supplemental funding(1)		—
KOSPO	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding(1)		—
KOSPO	Busan Solar Co., Ltd.	Collateralized money invested	KRW	793	Consus Asset Management Co., Ltd
KOSPO	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	76,193	KEB Hana Bank and Kookmin Bank
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSPO	KS Solar Corp. Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
KOSPO	Kelar S.A.	Performance guarantees(1)		—	KEB Hana Bank, SMBC and others
		Debt guarantees	USD	132,600	SMBC, MIZUHO Bank and others
KOSPO	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank, Daewoo Securities Co., Ltd.
		Guarantees for supplemental funding(1)		—
KOSPO	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank, Shinhan Bank
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSPO	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding(1)		—	Shinhan Bank and Cheju Bank
KEPCO E&C	DS Power Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and Daewoo Securities Co., Ltd.

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
		Performance guarantees and guarantees for supplemental funding(1)		—
KOMIPO	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding(1)		—
KOMIPO	PT. Cirebon Electric Power	Debt guarantees	USD	9,653	Nonghyup bank
KOMIPO	PT. Wampu Electric Power	Performance guarantees(1)		—	KEB Hana Bank
KOMIPO	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,410	IBK and others
KOSEP	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	71,070	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSEP	RES Technology AD	Collateralized money invested	KRW	15,595	Korea Development Bank and others
		Debt guarantees	EUR	4,271
KOSEP	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	Korea Development Bank and others
		Debt guarantees	EUR	4,175
KOSEP	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(1)		—	Woori Bank
KOSEP	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding(1)		—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding(1)		—	The Export-Import Bank of Korea and others

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KHNP	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
KEPCO KPS	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding(1)		—

Notes:

(1)	We guarantee to provide supplemental funding for businesses with respect to excessive business expenses or insufficient repayment of borrowings.
(2)	Under the project financing agreement in relation to the Dongducheon Thermal power complex project, the shares in Dongducheon Dream Power Co., Ltd. held by us following the date of such agreement (including any additional shares to be issued to us as part of additional equity injection by us) are provided as collateral to the lenders in the project financing.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2015.

We are subject to legal proceedings. For a description of our legal proceedings, see Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

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

Under our Articles of Incorporation, there may not be more than seven standing directors, including our president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president. A senior non-standing director appointed by the Ministry of Strategy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee.

Our president is appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Our standing director who is a member of the audit committee is appointed by the President of the Republic upon the motion of the Ministry of Strategy and Finance following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Public Agencies Management Act and an approval at the general meeting of our shareholders. Standing directors (other than (i) our president and (ii) standing director who is a member of the audit committee) are appointed by our president with the approval at the general meeting of our shareholders.

On January 24, 2011, the Ministry of Strategy and Finance changed the designation of our generation subsidiaries from “other public institutions” to “market-oriented public enterprises.” As “other public institutions” under the provisions of the Public Agencies Management Act, our generation subsidiaries were not subject to the same regulations applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as market-oriented public enterprises, our generation subsidiaries are currently subject to the same corporate governance rules applicable to us. All of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 and are currently generally subject to the same system of regulations applicable to us.

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

The names, titles and outside occupations, if any, of the directors as of April 25, 2016 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Cho, Hwan-Eik	(66)	President, Chief Executive Officer and Standing Director	None	December 17, 2012
Ahn, Hong-Ryoul(1)	(57)	Standing Director and Member of the Audit Committee	None	December 27, 2013
Kim, Si-Ho	(58)	Standing Director and Executive Vice President of Domestic Operations	None	August 27, 2015
Lyu, Hyang-Reol	(58)	Standing Director and Executive Vice President of Overseas Operations	None	December 10, 2015
Hyun, Sang-Kwon	(58)	Standing Director and Executive Vice President & Chief Strategy Officer	None	August 27, 2015
Park, Sung-Chul	(56)	Standing Director and Executive Vice President & Chief Technology Officer	None	August 27, 2015
Chang, Jae-Won	(57)	Standing Director and Executive Vice President & Chief Power Grid Officer	None	March 31, 2015
Cho, Jeon-Hyeok	(55)	Non-Standing Director and Member of the Audit Committee	None	February 14, 2014
Lee, Kang-Hee	(73)	Non-Standing Director	Member of the Incheon City Advisory Committee	February 14, 2014
Kim, Ju-Suen	(54)	Non-Standing Director	Representative of Kim, Ju-Suen Law Office	August 6, 2015
Koo, Ja-Yoon	(64)	Non-Standing Director	Chairman of Conseil International des Grands Reseaux Electriques Korea National Committee	September 2, 2014
Ahn, Choong-Yong	(74)	Non-Standing Director	Chaired Professor of Graduate School of International Studies, Chungang University	December 3, 2014
Ahn, Hyun-Ho(2)	(58)	Non-Standing Director	None	August 6, 2015
Sung, Tae-Hyun	(56)	Non-Standing Director and Member of the Audit Committee	Professor of Electrical Engineering, Hanyang University	August 12, 2014
Choi, Ki-Ryun	(68)	Non-Standing Director	Professor of Energy Systems Research, Ajou University	August 12, 2014

Notes:

(1)

Ahn, Hong-Ryoul’s term expired on January 12, 2016. Under Korean law, Mr. Ahn retains the rights and is subject to obligations as a standing director and a member of the audit committee until his successor is appointed by the President of Korea. Following the expiry of Mr. Ahn’s term, Lee, Sung-Han was approved to replace Mr. Ahn as a standing director and a member of the audit committee at an extraordinary general meeting of the shareholders held on April 25, 2016. The appointment of Lee, Sung-Han as a standing director and a member of the audit committee is subject to approval by the President of Korea, which is expected in early May 2016. Mr. Lee currently serves as Chaired Professor of College of Social Sciences at Dongguk University. Prior to his current position, he served as Commissioner General of the Korean National Police Agency. Mr. Lee received a Ph. D. in police administration from Dongguk University.
(2)	Ahn, Hyun-Ho voluntarily resigned on March 17, 2016. Under Korean law, Mr. Ahn retains the rights and is subject to obligations as a non-standing director until his successor is appointed.

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

Ahn, Hong-Ryoul was our Standing Director and member of the Audit Committee from December 27, 2013 until January 12, 2016. Mr. Ahn’s term expired on January 12, 2016. Under Korean law, Mr. Ahn retains the rights and is subject to obligations as a standing director and a member of the audit committee until his successor is appointed by the President of Korea. Mr. Ahn previously served as an attorney at Ahn, Hong-Ryoul Law Firm and public prosecutor at Busan District Public Prosecutor’s Office. Mr. Ahn received a B.A. in law from Seoul National University.

Kim, Si-Ho has been our Standing Director since August 27, 2015. Mr. Kim also currently serves as our Executive Vice President of Domestic Operations and previously served as Executive Vice President and Chief Operating Officer. Mr. Kim received a B.A. in law from Yeungnam University.

Lyu, Hyang-Reol has been our Standing Director since December 10, 2015. Mr. Lyu also currently serves as our Executive Vice President of Overseas Operations and previously served as our President of KEPCO Ilijan Corporation, Philippines. Mr. Lyu received master’s degrees in business administration from Yonsei University and Helsinki School of Economics.

Hyun, Sang-Kwon has been our Standing Director since August 27, 2015. Mr. Hyun also currently serves as our Executive Vice President and Chief Strategy Officer and previously served as our Vice President of Project Strategy & Planning. Mr. Hyun received an M.A. in public administration from Yonsei University Graduate School.

Park, Sung-Chul has been our Standing Director since August 27, 2015. Mr. Park also currently serves as our Executive Vice President and Chief Technology Officer and previously served as Vice President of Seongnam District Division. Mr. Park received an M.A. in electrical engineering from Yonsei University Graduate School.

Chang, Jae-Won has been our Standing Director since March 31, 2015. Mr. Chang also currently serves as our Executive Vice President and Chief Power Grid Officer and previously served as our Vice President of Transmission & Substation Construction, Vice President of Incheon District Division and Vice President of Transmission & Substation Operation Department. Mr. Chang received a Ph.D. in electrical engineering from Rensselaer Polytechnic Institute.

Cho, Jeon-Hyeok has been our Non-Standing Director since February 14, 2014. Mr. Cho is currently Professor of Economics at College of Liberal Arts, Myungji University. Mr. Cho previously served as a Professor of the Department of Economics, National University of Incheon and Chief Executive Officer of Naeil Venture Capital. Mr. Cho received a Ph.D. in economic theory and financial economics from University of Wisconsin at Madison.

Lee, Kang-Hee has been our Non-Standing Director since February 14, 2014. Mr. Lee is currently a member of the Incheon City Advisory Committee. Mr. Lee previously served as a member of the National Assembly for two terms and a member of the Advisory Board on Democratic Peaceful Unification.

Kim, Ju-Suen has been our Non-Standing Director since August 6, 2015. Mr. Kim is currently an attorney-at-law at Kim, Ju-Suen Law Firm. Mr. Kim previously served as Chief Public Prosecutor at the Daejeon Prosecutor’s Office Cheonan branch. Mr. Kim received a B.A. and LL.B in law from Dankook University.

Koo, Ja-Yoon has been our Non-Standing Director since September 2, 2014. Mr. Koo is currently Chairman of Conseil International des Grands Reseaux Electriques Korea National Committee and previously served as Professor of Electronics & System Engineering at Hanyang University. Mr. Koo received a B.S. in Electrical Engineering from Seoul National University and a Ph.D. in Electrical Engineering from ENSIEG.

Ahn, Choong-Yong has been our Non-Standing Director since December 2, 2014. Mr. Ahn is currently Chaired Professor of Graduate School of International Studies at Chungang University and previously served as the foreign investment ombudsman for Korea Trade-Investment Promotion Agency (KOTRA). Mr. Ahn received a B.A. in Economics from Kyoungpook National University and a Ph.D. in Economics from Ohio State University.

Ahn, Hyun-Ho was our Non-Standing Director from August 6, 2015 until March 17, 2016. Mr. Ahn voluntarily resigned on March 17, 2016. Under Korean law, Mr. Ahn retains the rights and is subject to obligations as a non-standing director until his successor is appointed. Mr. Ahn previously served as Vice President of Korea International Trade Association. Mr. Ahn received a B.A. in international trade from Seoul National University and an M.A. in Business and Economics from Korea Polytechnic University.

Sung, Tae-Hyun has been our Non-Standing Director since August 12, 2014. Mr. Sung is currently Professor of Electrical Engineering at Hanyang University and previously served as senior researcher at KEPCO Research Institute. Mr. Sung received a B.S. in Material Engineering from Hanyang University and a Ph.D. in Material Science and Engineering from Tokyo Institute of Technology.

Choi, Ki-Ryun has been our Non-Standing Director since August 12, 2014. Mr. Choi is currently Professor of Energy Systems Research at Ajou University and previously served as head of New & Renewable Energy Center of Korea Energy Management Corporation. Mr. Choi received a B.S. in Mining and Minerals Engineering from Seoul National University and a Ph.D. in Energy Economics from University of Grenoble.

The business address of our directors is 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea.

Audit Committee

Under the Public Agencies Management Act, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the pre-existing board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Public Agencies Management Act, the Korean Commercial Code and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

Ahn, Hong-Ryoul’s term as a standing director and a member of the audit committee expired on January 12, 2016. Under Korean law, Ahn, Hong-Ryoul retains the rights and is subject to obligations as a standing director and a member of the audit committee until his successor is appointed by the President of Korea. Following the expiry of Ahn, Hong-Ryoul’s term, Lee, Sung-Han was approved to replace Ahn, Hong-Ryoul as a standing director and a member of the audit committee at an extraordinary general meeting of the shareholders held on April 25, 2016. Subject to approval by the President of Korea of Lee, Sung-Han’s appointment which is expected in early May 2016, our audit committee will consist of Lee, Sung-Han, a standing director, and Cho, Jeon-Hyeok and Sung, Tae-Hyun, both non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Code and the New York Stock Exchange listing standards.

Item 6.B. Compensation

In 2015, the aggregate amount of remuneration paid to our directors and executive officers in the aggregate was Won 1,271 million. The aggregate amount accrued in 2015 to provide retirement and severance benefits for our directors and executive officers was Won 59 million.

Item 6.C. Board Practices

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

Item 6.D. Employees

As of December 31, 2015, we and our generation subsidiaries had a total of 41,949 regular employees, almost all of whom are employed within Korea. Approximately 9.5% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2015.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,719	1,012	255	299	263	249	212	7,009
Engineers	9,922	8,606	1,766	2,014	1,690	1,693	1,811	27,502
Others	5,555	1,218	156	143	120	117	129	7,438

Total	20,196	10,836	2,177	2,456	2,073	2,059	2,152	41,949

Head Office Employees	1,510	1,081	278	285	260	257	279	3,950
% of total	7.5%	10.0%	12.8%	11.6%	12.5%	12.5%	13.0%	9.4%
Members of Labor Union	14,992	6,805	1,508	1,562	1,435	1,349	1,501	29,152
% of total	74.2%	62.8%	69.3%	63.6%	69.2%	65.5%	69.7%	69.5%

We and each of our generation subsidiaries have separate labor unions. Approximately 69.5% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at the holding company and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

Since our formation in 1981, our businesses had not been interrupted by any work stoppages or strikes except in early 2002, when employees belonging to our five thermal generation subsidiaries went on strike for six weeks to protest the Government’s decision to privatize such thermal generation subsidiaries according to the Restructuring Plan, which privatization plan has since been suspended indefinitely. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

We believe our relations with our employees are generally good.

Item 6.E. Share Ownership

None of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of March 8, 2016, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank(2)	211,235,264	32.9

	Subtotal	328,087,058	51.1
	National Pension Corporation	44,276,581	6.9
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	205,032,783	31.9
	Common shares	168,832,936	26.3
	American depositary shares	36,199,847	5.6
	Public (Koreans)	64,577,655	10.1

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

All of our shareholders have equal voting rights. See Item 10.B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Voting Rights.”

Item 7.B. Related Party Transactions

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd., and long-term borrowings from Korea Development Bank. In 2013, 2014 and 2015, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 12,450 billion, Won 10,135 billion and Won 4,599 billion, respectively. As of December 31, 2015, we had long-term borrowings from Korea Development Bank in the aggregate amount of Won 280 billion.

We also engage in extensive transactions with our consolidated generation subsidiaries, including the purchase of electricity from them through Korea Power Exchange, sales of electricity to them, payment and receipt of commissions for services and receivables and payables transactions. These are eliminated in the consolidation process. We also provide guarantees for certain of our affiliates. See Item 5.F. “Tabular Disclosure of Contractual Obligations—Overdraft and Others.” We also have certain relationships with the Korea Power Exchange. See Item 4.B. “Business Overview—Purchase of Electricity—Cost-based Pool System.”

For a further description of our transactions with our affiliates, see Note 47 of the Notes to our consolidated financial statements included in this annual report.

Item 7.C. Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

We prepare our consolidated financial statements in compliance with requirements under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2015, we and our subsidiaries were engaged in 750 lawsuits as a defendant and 170 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 1,052 billion, for which we have made a provision of Won 168 billion as of December 31, 2015, and the total amount claimed by us and our subsidiaries was Won 436 billion as of December 31, 2015. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

The following are potentially significant claims pertaining to us and our subsidiaries.

In September 2013, Hyundai Engineering & Construction Co., Ltd., SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit against KHNP seeking from KHNP extra contractual payments in the total amount of Won 204 billion on grounds of design change under the construction contract relating to New Hanwool #1 and #2 units. Due to inherent uncertainties relating to this lawsuit, we are unable to reliably estimate the amount of compensation, if any, and timing thereof, payable to the plaintiff. Consequently, we are unable to make a reasonable estimate of the economic impact from the ultimate resolution of this lawsuit and have not made any provision in relation thereto.

In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith.

In tandem with the above-mentioned proceeding at the Supreme Court of Korea, as of December 31, 2015, we and our subsidiaries were subject to 34 lawsuits with an aggregate claim amount of Won 171.8 billion filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. We have set aside a reserve on a consolidated basis in the aggregate amount of Won 145.5 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits.

During 2014 and 2015, certain residential customers filed lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2015, we were subject to seven such lawsuits brought by 613 plaintiffs with an aggregate claim amount of Won 277 million.

In January 2015, a lawsuit was filed against KHNP by its employees regarding claims for unpaid bonuses relating to amendments to remuneration regulations and bylaws regarding basic bonuses adopted by KHNP. Such employees claim that they are entitled to unpaid bonuses, which are based on different interpretations of the remuneration regulations and bylaws as applied to the three-month working period from September to December 2011. The claimed amount was Won 11.8 billion. In addition, our generation subsidiaries, currently and from time to time, are involved in lawsuits incidental to the conduct of their business. A significant number of such lawsuits are based on the claim that the construction and operation of the electricity generation units owned by our generation subsidiaries have impaired neighboring fish farms. Our generation subsidiaries normally pay compensation to the members of fishery associations near our power plant complex for expected losses and damages arising from the construction and operation of their power plants in advance. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us.

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

Dividend Policy

For our dividend policy, see Item 10.B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Dividend Rights.” For a description of the tax consequences of dividends paid to our shareholders, see Item 10.E. “Taxation—Korean Taxes—Shares or ADSs—Dividends on the Shares of Common

Stock or ADSs” and Item 10.E. “Taxation—U.S. Federal Income and Estate Tax Consideration for U.S. Persons—Tax Consequences with Respect to Common Stock and ADSs—Distributions on Common Stock or ADSs.”

Item 8.B. Significant Changes

Not Applicable

ITEM 9.	THE OFFER AND LISTING

Item 9.A. Offer and Listing Details

Notes

We have issued the following registered notes and debentures, which are traded principally in the over-the-counter market:

•	7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”);

•	6% Debentures due December 1, 2026, (the “6% Debentures”);

•	7% Debentures due February 1, 2027 (the “7% Debentures”); and

•	6-3/4% Debentures due August 1, 2027 (the “6-3/4% Debentures,” and together with the 7.40% Debentures, the 7.95% Debentures, the 6% Debentures and the 7% Debentures, the “Registered Debt Securities”).

Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service.

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of March 8, 2016, the date we last closed our shareholders’ registry, 72,399,694 ADSs representing 5.6% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2011.

	Closing Price per Common Stock
Period	High	Low
	(In Won)
2011
First Quarter	30,050	25,800
Second Quarter	30,000	25,600
Third Quarter	28,400	20,450
Fourth Quarter	27,150	20,650
2012
First Quarter	27,900	22,250
Second Quarter	25,850	21,450
Third Quarter	27,900	23,750
Fourth Quarter	30,450	26,200
2013
First Quarter	34,850	29,000
Second Quarter	32,600	24,850
Third Quarter	30,700	26,350
Fourth Quarter	34,750	27,250
2014
First Quarter	37,800	33,400
Second Quarter	41,900	37,050
Third Quarter	48,200	36,800
Fourth Quarter	49,450	40,350
2015
First Quarter	46,000	39,150
Second Quarter	48,500	42,450
Third Quarter	52,200	46,300
Fourth Quarter	53,300	47,500
October	53,300	48,250
November	53,300	48,950
December	50,300	47,500
2016
First Quarter (through April 15)	60,600	49,800
January	52,700	49,800
February	60,600	52,200
March	60,200	55,900
April (through April 15)	59,500	58,000

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2011. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2011
First Quarter	13.48	11.39
Second Quarter	13.74	11.86
Third Quarter	13.35	8.50
Fourth Quarter	11.55	8.25
2012
First Quarter	12.45	9.73
Second Quarter	11.18	9.36
Third Quarter	12.42	10.37
Fourth Quarter	13.97	11.65
2013
First Quarter	16.35	13.04
Second Quarter	14.70	10.70
Third Quarter	14.59	11.45
Fourth Quarter	16.61	12.77
2014
First Quarter	17.75	15.51
Second Quarter	20.56	17.66
Third Quarter	22.44	18.17
Fourth Quarter	22.87	18.90
2015
First Quarter	21.01	18.26
Second Quarter	22.53	19.29
Third Quarter	22.13	19.45
Fourth Quarter	23.31	20.28
October	23.31	20.63
November	23.20	21.16
December	21.68	20.28
2016
First Quarter (through April 15)	25.83	20.66
January	21.80	20.66
February	23.80	21.49
March	25.77	23.08
April (through April 15)	25.83	24.67

Item 9.B. Plan of Distribution

Not Applicable

Item 9.C. Markets

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

As of March 31, 2016 the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,265,002 billion. The average daily trading volume of equity securities for the first quarter of 2016 was approximately 354 million shares with an average transaction value of Won 4,597 billion.

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

The Korea Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every ten seconds, which is an index of all equity securities listed on the KRX KOSPI Market of the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2011	2,070.1	2,228.9	1,706.2	1,825.7
2012	1,826.4	2,049.3	1,769.3	1,982.3
2013	2,031.1	2,059.6	1,780.6	2,011.3
2014	1,967.2	2,082.6	1,886.9	1,915.6
2015	1,926.4	2,173.4	1,829.8	1,961.3
2016 (through April 15)	1,918.8	2,015.9	1,835.3	2,014.7

Source: The Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 30% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See Item 10.E. “Taxation—Korean Taxes.”

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2011, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2011	791	1,041,999,162	903,493,594	353,759	6,883,146	5,968,218
2012	784	1,154,294,166	1,077,671,708	486,480	4,823,643	4,503,448
2013	777	1,185,973,724	1,123,826,138	328,325	3,993,422	3,784,158
2014	773	1,192,252,867	1,084,655,082	319,661	3,891,322	3,540,140
2015	770	1,242,832,089	1,060,436,936	455,256	5,351,734	4,566,326
2016 (through April 15)	769	1,276,212,676	1,106,478,824	358,751	4,594,243	3,983,217

Source: The Korea Exchange

Note:

(1)	Converted at the Concentration Base Rate of the Bank of Korea or the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul, as the case may be, at the end of the periods indicated.

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

Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer insofar as the customer and the non-member company’s creditors are concerned.

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

Item 9.D. Selling Shareholders

Not Applicable

Item 9.E. Dilution

Not Applicable

Item 9.F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

Item 10.A. Share Capital

Not Applicable

Item 10.B. Memorandum and Articles of Incorporation

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of March 8, 2016, the last day on which our shareholders’ registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Item 10.C. Material Contracts

None.

Item 10.D. Exchange Controls

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

Special Reporting Requirement for Companies Whose Securities Are Listed on Foreign Exchanges

Under the regulations of the Financial Services Commission and the Korean Exchange, (i) if a company listed on the Korea Exchange has submitted a public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange, and (ii) if a company listed on the Korea Exchange is approved for listing on a foreign stock market or determined to be de-listed from the foreign stock market or actually listed on, or de-listed from, a foreign stock market, then it must submit a copy of any document, which it submitted to or received from the relevant foreign government, foreign financial investment supervisory authority or the foreign stock market, and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange.

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

Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transactions. In the event a foreign investor desires to acquire or sell shares outside the Korea Exchange and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the Korea Exchange, a prior report to the Governor of the Financial Supervisory Service may also be required in certain circumstances. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

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

Dividends on shares of our common stock are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or the investor’s Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount should be reported to the Governor of the Financial Supervisory Service. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

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

Item 10.E. Taxation

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

U.S. Federal Income and Estate Tax Considerations for U.S. Persons

The following is a summary of certain U.S. Federal income and estate tax consequences for beneficial owners of the Registered Debt Securities, common stock and ADSs that are “U.S. Persons” (as defined below). For purposes of this summary, you are a “U.S. Person” if you are any of the following for U.S. Federal income tax purposes:

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. Federal income and estate tax consequences and does not address the effects of the Medicare contribution tax on net investment income or foreign, state, local or other tax considerations that may be relevant to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. Federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our voting stock, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, an investor in a pass-through entity, or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

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

The discussion of the tax consequences of ownership of common stock and ADSs below is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You should consult your own tax advisor concerning the particular U.S. Federal income and estate tax consequences to you of the ownership of the Registered Debt Securities, common stock and ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Tax Consequences with Respect to Registered Debt Securities Generally

Payments

Except as provided below with regard to original issue discount (as defined below) on the ZTF Debentures, interest on a Registered Debt Security will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. Principal payments on an amortizing Registered Debt Security generally will constitute a tax-free return of capital to you.

Although interest payments to you are currently exempt from Korean taxation provided that Registered Debt Securities are deemed to be foreign currency-denominated bonds issued outside of Korea for the purpose of the STTCL (see—“Korean Taxes—Registered Debt Securities—Taxation of Interest,” above), if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount on the ZTF Debentures, you will be required to include in income any additional amounts paid and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to deduct or credit such Korean tax (up to the Treaty rate), subject to applicable limitations in the Internal Revenue Code of 1986, as amended (the “Code”). Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. Interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture generally will constitute foreign source income and generally will be considered passive category income for purposes of computing the foreign tax credit. You will generally be denied a foreign tax credit for Korean taxes imposed with respect to the Registered Debt Securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Original Issue Discount

The ZTF Debentures were issued with original issue discount (“OID”) for U.S. Federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debentures. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures was sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then (subject to the discussion in “—Bond Premium” below) you generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

The amount of OID includible in income by the holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture, or accrued OID (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Bond Premium,” below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments previously made on such ZTF Debenture. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

As discussed above, although interest payments to you are currently exempt from Korean taxation provided that Registered Debt Securities are deemed to be foreign currency-denominated bonds issued outside of Korea for the purpose of the STTCL (see—“Korean Taxes—Registered Debt Securities—Taxation of Interest,” above), if the Korean law providing for the exemption is repealed, then Korean withholding tax may be imposed at times that differ from the times at which you are required to include interest or OID in income for U.S. Federal income tax purposes and this disparity may limit the amount of foreign tax credit available.

Market Discount

If you purchased a Registered Debt Security other than a ZTF Debenture for an amount that is less than its stated redemption price at maturity, or, in the case of a ZTF Debenture, its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. Federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest (as defined in the Code), on, or any gain on the sale, exchange, retirement or other disposition of, a Registered Debt Security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the Registered Debt Security at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the Registered Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Registered Debt Security.

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

Bond Premium

If you purchased a ZTF Debenture for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the ZTF Debenture after the purchase date, you will be considered to have purchased that ZTF Debenture at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to a ZTF Debenture for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchased a Registered Debt Security for an amount in excess of the sum of all amounts payable on the Registered Debt Security after the purchase date other than qualified stated interest, you will be considered to have purchased the Registered Debt Security at a “premium” and, if such Registered Debt Security is a ZTF Debenture, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the Registered Debt Security on a constant yield method as an offset to interest when includible in income under your regular accounting method. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of a Registered Debt Security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, Exchange and Retirement of Registered Debt Securities

When you sell, exchange or retire a Registered Debt Security, you will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and your adjusted tax basis in the Registered Debt Security. Your tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security increased by any market discount included in income and reduced by payments of principal you receive and any bond premium that you elect to amortize. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefor, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debentures and any bond premium that you elect to amortize. Your gain or loss realized on selling, exchanging or retiring a Registered Debt Security will generally be treated as United States source income. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Except as described above with respect to market discount, your gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a Registered Debt Security, you have held the Registered Debt Security for more than one year. If you are an individual and the Registered Debt Security being sold, exchanged or retired is a capital asset that you held for more than one year, you may be eligible for reduced rates of taxation on any capital gain recognized. Your ability to deduct capital losses is subject to limitations.

ZTF Debentures Treated as Equity

If the ZTF Debentures were treated as equity for U.S. Federal income tax purposes, amounts actually or deemed paid with respect to the ZTF Debentures would be deemed dividends for U.S. Federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes).

You would include the amounts actually or deemed paid by us on the ZTF Debentures (before reduction for Korean withholding tax, if any) as dividend income when actually or constructively paid by KEPCO. Section 305 of the Code, which would apply to the ZTF Debentures if they were treated as equity for U.S. Federal income tax purposes, requires current accrual of dividends under principles similar to the accrual of OID. Amounts treated as dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. Federal income tax principles, the distribution will first be treated as a tax- free return of capital, causing a reduction in the adjusted basis of the common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you generally would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. Federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common stock or rights to subscribe for common stock that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. Federal income tax. Consequently such distributions will not give rise to foreign source income and you generally will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new common stock or rights so received will be determined by allocating your basis in the old common stock between the old common stock and the new common stock or rights received, based on their relative fair market value on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the old common stock at the time of distribution, unless the taxpayer timely elects to determine the basis of the old common stock and of the rights by allocating between the old common stock and the rights the adjusted basis of the old common stock or (ii) the rights are not exercised and thus expire.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange or redemption of the Registered Debt Securities, common stock or ADSs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients, and a backup withholding tax may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. Federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is timely furnished to the IRS.

Item 10.F. Dividends and Paying Agents

Not Applicable

Item 10.G. Statements by Experts

Not Applicable

Item 10.H. Documents on Display

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

Item 10.I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2015, approximately 21.2% of our long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, was denominated in foreign currencies, principally U.S. dollars. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2015, fuel costs represented 25.9% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2015, for electricity generation, uranium accounted for 38.1% of our fuel requirements, coal accounted for 47.9%, LNG accounted for 10.7% and oil accounted for 2.2%, measured in each case by the amount of electricity we generated. In 2014, measured on the same basis, uranium accounted for 35.3% of our fuel requirements, coal accounted for 46.0%, LNG accounted for 15.5% and oil accounted for 1.7%.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2015 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Deutsche Bank	2013	2018	KRW 110,412	JPY 10,000,000	6.21%	4.19%	11.04
	IBK	2013	2018	KRW 111,800	USD 100,000	3.16%	2.79%	1,118.00
	Bank of America	2013	2018	KRW 103,580	JPY 10,000,000	7.05%	4.19%	10.36
	Credit Suisse	2014	2019	KRW 118,632	CHF 100,000	2.98%	1.50%	1,186.32
	Standard Chartered	2014	2019	KRW 114,903	CHF 100,000	4.00%	1.50%	1,149.03
	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Standard Chartered	2014	2017	KRW 51,215	USD 50,000	2.24%	3M Libor + 0.55%	1,024.30
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	KEB Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Mizuho Bank	2014	2017	KRW 153,645	USD 150,000	2.35%	3M Libor + 0.65%	1,024.30
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Goldman Sachs	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	KEB Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
	DBS	2013	2018	KRW 108,140	USD 100,000	2.63%	3M Libor + 0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%	3M Libor + 0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%	3M Libor + 0.84%	1,081.40
	HSBC	2013	2018	KRW 107,450	USD 100,000	3.41%	2.88%	1,074.50
	Standard Chartered	2013	2018	KRW 107,450	USD 100,000	3.44%	2.88%	1,074.50
	JP Morgan	2013	2018	KRW 107,450	USD 100,000	3.48%	2.88%	1,074.50
	Bank of America	2014	2018	KRW 107,450	USD 100,000	3.09%	2.88%	1,074.50
	Citibank	2014	2018	KRW 107,450	USD 100,000	3.09%	2.88%	1,074.50
	JP Morgan	2014	2017	KRW 102,670	USD 100,000	2.89%	3M Libor + 0.78%	1,026.70
	Deutsche Bank	2014	2017	KRW 102,670	USD 100,000	2.89%	3M Libor + 0.78%	1,026.70
	HSBC	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Standard Chartered	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	RBS	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	KEB Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
Cash flow hedge	Citibank	2006	2016	KRW 113,200	USD 100,000	1.05%	6.00%	1,132.00
	Barclays Bank PLC	2006	2016	KRW 113,200	USD 100,000	1.05%	6.00%	1,132.00
	Credit Suisse	2006	2016	KRW 113,200	USD 100,000	1.05%	6.00%	1,132.00
	Goldman Sachs	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	Barclays Bank PLC	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	Citibank	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate			Contract Exchange Rate
Type				Pay	Receive	Pay		Receive
				(KRW in millions, USD in thousands)
	Citibank	2013	2018	KRW 54,570	USD 50,000	2.90%		3M Libor + 1.01%	1,091.40
	Standard Chartered	2013	2018	KRW 54,570	USD 50,000	2.90%		3M Libor + 1.01%	1,091.40
	Credit Suisse	2013	2018	KRW 111,410	USD 100,000	3.22%		3M Libor + 1.50%	1,114.10
	HSBC	2014	2020	KRW 99,901	AUD 100,000	3.52%		5.75%	999.01
	HSBC	2014	2020	KRW 100,482	AUD 100,000	3.48%		5.75%	1,004.82
	Standard Chartered	2013	2020	USD 117,250	AUD 125,000	3M Libor +1.25%		5.75%	0.94
	Standard Chartered	2014	2020	KRW 126,032	USD 117,250	3.55%		3M Libor +1.25%	1,074.90
	UBS AG	2006	2016	KRW 98,100	USD 100,000	5.48%		5.50%	981.00
	Credit Suisse	2006	2016	KRW 98,100	USD 100,000	5.48%		5.50%	981.00
	JP Morgan	2014	2019	KRW 107,190	USD 100,000	3.25% +3%	*n/N	2.75%	1,071.90
	Morgan Stanley	2014	2019	KRW 107,190	USD 100,000	3.25% +3%	*n/N	2.75%	1,071.90
	Deutsche Bank	2014	2019	KRW 107,190	USD 100,000	3.25% +3%	*n/N	2.75%	1,071.90
	Barclays Bank PLC	2006	2016	KRW 71,888	USD 75,000	4.81%		5.50%	958.50
	Deutsche Bank AG	2006	2016	KRW 71,888	USD 75,000	4.81%		5.50%	958.50
	Barclays Bank PLC	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	Morgan Stanley	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	Credit Agricole	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	JP Morgan	2012	2017	KRW 142,500	USD 125,000	3.83%		3.13%	1,140.00
	Credit Agricole	2013	2019	KRW 118,343	CHF 100,000	3.47%		1.63%	1,183.43
	Barclays Bank PLC	2013	2019	KRW 59,172	CHF 50,000	3.47%		1.63%	1,183.43
	Nomura	2013	2019	KRW 59,172	CHF 50,000	3.47%		1.63%	1,183.43
	Barclays Bank PLC	2013	2018	KRW 107,360	USD 100,000	3.34%		2.88%	1,073.60
	Credit Agricole	2013	2018	KRW 107,360	USD 100,000	3.34%		2.88%	1,073.60
	JP Morgan	2013	2018	KRW 161,040	USD 150,000	3.34%		2.88%	1,073.60
	Standard Chartered	2013	2018	KRW 161,040	USD 150,000	3.34%		2.88%	1,073.60
	Standard Chartered	2014	2019	KRW 104,490	USD 100,000	2.77%		2.63%	1,044.90
	Credit Agricole	2014	2019	KRW 104,490	USD 100,000	2.77%		2.63%	1,044.90
	Barclays Bank PLC	2014	2019	KRW 104,490	USD 100,000	2.77%		2.63%	1,044.90
	Barclays Bank PLC	2013	2018	KRW 81,188	USD 75,000	2.65%		1.88%	1,082.50
	Credit Agricole	2013	2018	KRW 81,188	USD 75,000	2.65%		1.88%	1,082.50
	Deutsche Bank	2013	2018	KRW 81,188	USD 75,000	2.65%		1.88%	1,082.50
	Citibank	2013	2018	KRW 81,188	USD 75,000	2.65%		1.88%	1,082.50
	Standard Chartered	2014	2017	KRW 54,205	USD 50,000	2.93%		3M Libor +1.05%	1,084.10
	Credit Agricole	2014	2017	KRW 54,205	USD 50,000	2.93%		3M Libor +1.05%	1,084.10
	HSBC	2012	2017	KRW 115,140	USD 100,000	3.38%		2.50%	1,151.40
	BNP Paribas	2012	2017	KRW 115,140	USD 100,000	3.38%		2.50%	1,151.40
	KEB Hana Bank	2012	2017	KRW 115,140	USD 100,000	3.38%		2.50%	1,151.40
	Barclays Bank PLC	2012	2017	KRW 57,570	USD 50,000	3.38%		2.50%	1,151.40
	Standard Chartered	2012	2017	KRW 57,570	USD 50,000	3.38%		2.50%	1,151.40
	Nomura	2012	2017	KRW 57,570	USD 50,000	3.38%		2.50%	1,151.40
	Credit Agricole	2012	2017	KRW 57,570	USD 50,000	3.38%		2.50%	1,151.40
	Societe Generale	2013	2018	KRW 106,190	USD 100,000	3.48%		2.63%	1,061.90
	BNP Paribas	2013	2018	KRW 53,095	USD 50,000	3.48%		2.63%	1,061.90
	KEB Hana Bank	2013	2018	KRW 53,095	USD 50,000	3.48%		2.63%	1,061.90
	Standard Chartered	2013	2018	KRW 106,030	USD 100,000	3.48%		2.63%	1,060.30
	Barclays Bank PLC	2013	2018	KRW 53,015	USD 50,000	3.48%		2.63%	1,060.30
	KEB Hana Bank	2013	2018	KRW 31,809	USD 30,000	3.48%		2.63%	1,060.30

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	Societe Generale	2013	2018	KRW 21,206	USD 20,000	3.48%	2.63%	1,060.30
	HSBC	2013	2018	KRW 53,015	USD 50,000	3.47%	2.63%	1,060.30
	Nomura	2013	2018	KRW 53,015	USD 50,000	3.47%	2.63%	1,060.30
	Credit Agricole	2014	2020	KRW 110,680	USD 100,000	2.29%	2.50%	1,106.80
	Societe Generale	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Standard Chartered	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Nomura	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Barclays Bank PLC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80

Under these currency swap contracts, we recognized net valuation gain of Won 431,565 million in 2015.

Details of interest rate contracts outstanding as of December 31, 2015 are as follows:

	Counterparty	Contract Year	Settlement Year	Notional Amount	Contract Interest Rate Per Annum
Type					Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Korea Development Bank	2012	2016	KRW 200,000	3.57%	3M CD + 0.26%
	Nonghyup Bank	2012	2016	KRW 100,000	3.49%	3M CD + 0.25%
	Korea Development Bank	2012	2016	KRW 50,000	3.49%	3M CD + 0.25%
	HSBC	2012	2016	KRW 50,000	3.49%	3M CD + 0.25%
	Standard Chartered	2012	2016	KRW 200,000	3.55%	3M CD + 0.26%
	Standard Chartered	2012	2017	KRW 160,000	3.57%	3M CD + 0.32%
	JP Morgan	2013	2018	KRW 150,000	3.58%	3M CD + 0.31%
	KEB Hana Bank	2013	2016	KRW 100,000	2.82%	3M CD + 0.04%
	KEB Hana Bank	2013	2016	KRW 200,000	2.57%	3M CD + 0.04%
	KEB Hana Bank	2013	2016	KRW 100,000	2.75%	3M CD + 0.03%
	Credit Suisse	2014	2018	KRW 200,000	2.98%	1Y CMT + 0.31%
	Korea Development Bank(1)	2014	2029	KRW 40,000	3M CD –0.03%	4.65%
Cash flow hedge	BNP Paribas	2009	2027	USD 99,920	4.16%	6M USD Libor
	KFW	2009	2027	USD 99,920	4.16%	6M USD Libor
	CA-CIB (Credit Agricole)	2015	2033	USD 103,012	3.98% ~ 4.10%	6M USD Libor
	SMBC	2015	2033	USD 134,708	4.05% ~ 4.18%	6M USD Libor

Note:

(1)	This contract is an interest rate swap hedging on Electricity Bonds 885, and the bank would notify us of the early termination every year on the early termination nonfiction date (every year on April 28 from 2017 until 2028). The contract will be terminated if the early termination is notified.

Under these interest rate swap contracts, we recognized net valuation gain of Won 161,609 million in 2015.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2014 and 2015 were as follows:

	Assets		Liabilities
Type	2014	2015	2014	2015
	(In thousands of USD, EUR, GBP and other foreign currencies)
AUD	196	158	542,292	595,284
CAD	1	—	244	858
CNY	—	—	—	26,140
EUR	2,097	6,141	4,087	33,552
IDR	273,738	—	17,288	—
MXN	7,637	7,704	122	—
PHP	196,696	489,309	17,962	77,337
SAR	1,044	1,083	—	—
USD	1,211,513	1,260,094	7,415,050	9,331,854
INR	683,074	972,175	173,753	206,159
PKR	167,747	211,212	2,037	12,928
MGA	2,183,910	2,768,360	69,199	151,729
JPY	1,048,413	1,425,163	20,023,572	20,325,211
KZT	551,684	47,177	—	—
GBP	—	—	90	99
CHF	—	—	399,634	400,029
AED	3,965	1,481	1,136	1,705
SEK	—	—	196	—
JOD	1,080	2,972	1	—
BDT	47,167	43,332	314	889
CLP	—	—	—	—
ZAR	146	238	—	—
BWP	—	301	—	—
TWD	—	—	—	30

The following analysis sets forth the sensitivity of our consolidated net income before income taxes (our “pre-tax income”) to changes in exchange rates, interest rates, electricity rates and fuel costs. For purposes of this section, we and our related parties are deemed one entity. The range of changes in such risk categories represents our view of the changes that are reasonably possible over a one-year period, although it is difficult to predict such changes as a result of adverse economic developments in Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.” The following discussion only addresses material market risks faced by us and does not discuss other risks which we face in the normal course of business, including country risk, credit risk and legal risk. Unless otherwise specified, all calculations are made under IFRS.

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2015, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,063 billion in 2016. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2015 and 2014, before accounting for swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest and all other variables are held constant as of December 31, 2015, we estimate that our income before income taxes will decrease by Won 41 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2016. Such sensitivity analysis does not take into consideration interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2015, we estimate that our income before income taxes will increase by Won 532.3 billion in 2016.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2015, we estimate that our income before income taxes will decrease by Won 152 billion in 2016.

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

Item 12.A. Debt Securities

Of the four debt securities issued by us that are registered under the Exchange Act as set forth in the cover page of this annual report, the One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096, were guaranteed by Korea Development Bank. However, such guarantee expired on April 1, 2016 by reason of the expiration of a put option period applicable to such debentures in accordance with the terms of such debentures.

Korea Development Bank, a policy bank for the Korean government, is 100% beneficially owned by the Korean government. The voting rights in our equity interest held by Korea Development Bank are effectively exercised by the Korean government.

The guarantee by Korea Development Bank of our above-mentioned registered debt securities was itself a security registered under the Securities Act. Korea Development Bank is a Schedule B issuer and periodically files registration statements with the Commission. These registration statements typically include financial statements prepared in accordance with the applicable generally accepted accounting principles, currently the Korean International Financial Reporting Standards, and audited in accordance with generally accepted auditing standards in the Republic of Korea.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other Securities

Not applicable.

Item 12.D. American Depositary Shares

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

Depositary Payments for the Fiscal Year 2015

The following table sets forth our expenses incurred in 2015, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars)
Reimbursement of legal fees		435
Reimbursement of accounting fees		265
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		1,025
Other		48

Total	US$	1,773

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2015 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. has issued an audit report on the effectiveness of our internal control over financial reporting, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Cho, Jeon-Hyeok. Such member currently remains a member of the audit committee and is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Code and the New York Stock Exchange listing standards. For biographic information of our audit committee financial expert, Cho, Jeon-Hyeok, see Item 6.A. “Directors and Senior Management.”

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

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2014 and 2015 for professional services rendered by our principal auditors for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2015 and we currently expect KPMG Samjong Accounting Corp. to serve as our principal auditors for the year ended December 31, 2016.

	Aggregate Fees Billed During
Type of Services	2014	2015	Nature of Services
	(In millions of Won)
Audit Fees	￦3,044	￦3,004	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees	155	98	Accounting advisory service.
Tax Fees	12	12	Tax return and consulting advisory service.
All Other Fees	—	—	All other services which do not meet the three categories above.

Total	￦3,211	￦3,114

United States law and regulations in effect since May 6, 2003 generally require all service of the principal auditors to be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. We have adopted the following policies and procedures for consideration and approval of requests to engage our principal auditors to perform audit and non-audit services. If the request relates to services that would impair the independence of our principal auditors, the request must be rejected. If the service request relates to audit and permitted non-audit services for us and our subsidiaries, it must be forwarded to our audit committee and receive pre-approval.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

Under the Public Agencies Management Act and our Articles of Incorporation, a recommendation from the director nomination committee is required for the appointment of our executive officers, except in the case of reappointments. The director nomination committee consists of five to fifteen members, including private-sector members appointed by the board of directors. Non-standing directors must comprise at least a majority of the director nomination committee. One of the private-sector members must be able to represent our opinion and must not be currently employed by us. As required under the Public Agencies Management Act, we established an audit committee. At least two-thirds of the audit committee members must be non-standing directors, and at least one committee member must be an expert in finance or accounting. According to the Public Agencies Management Act, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Public Agencies Management Act or upon an event as specified in our Articles of Incorporation.

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

On January 24, 2011, the Ministry of Strategy and Finance changed the designation of our generation subsidiaries from “other public institutions” to “market-oriented public enterprises.” As “other public institutions” under the provisions of the Public Agencies Management Act, our generation subsidiaries were not subject to the same regulations applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as market-oriented public enterprises, our generation subsidiaries are currently subject to the same corporate governance rules applicable to us. All of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 and are subject to the same system of regulations applicable to us.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board, the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The NYSE rules include detailed tests for determining director independence. As a foreign private issuer, we are exempt from this requirement. Under the Public Agencies Management Act, more than one-half of our directors must be non-standing directors. For a discussion on qualifications of non-standing directors, see Item 6.A. “Directors and Senior Management—Board of Directors.” The Financial Investment Services and Capital Markets Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Public Agencies Management Act) as an “outside” or “non-executive” director. Under the Public Agencies Management Act, a non-standing director is appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, executive sessions were held quarterly in 2015 in order to promote the exchange of diverse opinions by non-standing directors.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Our audit committee members meet the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Our audit committee performs the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be non-standing directors and whose chairman must be a non-standing director. Under the Public Agencies Management Act, the Korean Commercial Code, the amended Articles of Incorporation and the Korea Exchange listing rules, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. Our audit committee is in compliance with the foregoing requirements under the Public Agencies Management Act, the Korean Commercial Code, the amended Articles of Incorporation and the Korea Exchange listing rules.

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

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors. In January 2013, the SEC approved amendments to the listing rules of NYSE and NASDAQ regarding the independence of compensation committee members and the appointment, payment and oversight of compensation consultants. The listing rules were adopted as required by Section 952 of the Dodd-Frank Act and rule 10C-1 of the Exchange Act, which direct the national securities exchanges to prohibit the listing of any equity security of a company that is not in compliance with the rule’s compensation committee director and advisor independence requirements. Certain elements of the listing rules became effective on July 1, 2013 and companies listed on the NYSE must comply with such listing rules by the earlier of the company’s first annual meeting after January 15 or October 31, 2014.

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

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans. Under Korean law and regulations, stock options can be granted to employees to the extent expressly permitted by the articles of incorporation. We currently do not have any equity compensation plans.

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

In Korea, under the Financial Investment Services and Capital Markets Act, anyone may provide or furnish the Financial Services Commission or the Securities and Futures Commission with information on unfair trading or any other violation of the Financial Investment Services and Capital Markets Act. The Financial Services Commission shall keep the identity of the whistleblower confidential, and any institution, organization or company to which the whistleblower belongs may not treat the whistleblower unfavorably, directly or indirectly. In addition, the Financial Services Commission may also reward the whistleblower within the limit of the budget of the Financial Services Commission.

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

KOREA ELECTRIC POWER CORPORATION
By:	/s/ Cho, Hwan-Eik
Name:	Cho, Hwan-Eik
Title:	President and Chief Executive Officer
Date:	April 29, 2016

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-3

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young (Korea East-West Power Co., Ltd.)	F-4

Consolidated Statements of Financial Position as of December 31, 2014 and 2015	F-5

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015	F-7

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015	F-9

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015	F-12

Notes to the Consolidated Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows, for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Korea East-West Power Co., Ltd., a consolidated subsidiary, whose financial statements comprise 5.90 percent of consolidated revenue (prior to inter-company eliminations) for the year ended December 31, 2013. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Korea East-West Power Co., Ltd., is based solely on the report of the other auditors.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2014 and 2015 and of their consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows, for the years then ended and our report dated April 27, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2016

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea East-West Power Co., Ltd. and subsidiaries as of December 31, 2013 and their consolidated results of operations, and cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Han Young

April 30, 2014

Seoul, Republic of Korea

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2015

	Note		2014	2015
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	1,796,300	3,783,065
Current financial assets, net	5,10,11,12,45		176,428	5,335,621
Trade and other receivables, net	5,8,14,20,45,46,47		7,697,862	7,473,548
Inventories, net	13		4,537,469	4,946,413
Income tax refund receivables			18,475	9,081
Current non-financial assets	15		502,511	397,950
Assets held-for-sale	42		2,090,810	79,647

Total current assets			16,819,855	22,025,325

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,45		2,040,921	2,495,554
Non-current trade and other receivables, net	5,8,14,45,46,47		1,724,357	1,798,419
Property, plant and equipment, net	18,27,49		135,812,499	141,361,351
Investment properties, net	19,27		317,264	269,910
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,46		821,060	855,832
Investments in associates	4,17		4,341,830	4,405,668
Investments in joint ventures	4,17		1,166,894	1,287,862
Deferred tax assets	41		526,934	623,623
Non-current non-financial assets	15		134,093	131,233

Total non-current assets			146,888,434	153,232,034

Total Assets	4	￦	163,708,289	175,257,359

Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	6,128,604	4,735,697
Current financial liabilities, net	5,11,23,45,47		7,162,372	7,857,198
Income tax payables	41		570,550	2,218,060
Current non-financial liabilities	20,28,29		6,464,356	6,320,711
Current provisions	26,45		1,274,186	1,579,176

Total current liabilities			21,600,068	22,710,842

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		3,806,735	3,718,435
Non-current financial liabilities, net	5,11,23,45,47		55,999,761	51,062,811
Non-current non-financial liabilities	28,29		6,946,410	7,092,252
Employee benefits liabilities, net	25,45		1,277,415	1,503,107
Deferred tax liabilities	41		5,723,880	8,362,683
Non-current provisions	26,45		13,529,010	12,864,754

Total non-current liabilities			87,283,211	84,604,042

Total Liabilities	4	￦	108,883,279	107,314,884

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position—(Continued)

As of December 31, 2014 and 2015

	Note		2014	2015
			In millions of won
Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			22,999,359	23,720,167
Unappropriated retained earnings			10,699,378	22,862,164

			35,303,647	48,187,241

Other components of equity	34
Other capital surpluses			1,151,402	1,197,388
Accumulated other comprehensive loss			(202,269)	(98,713)
Other equity			13,294,973	13,294,973

			14,244,106	14,393,648

Equity attributable to owners of the Company			53,601,331	66,634,467

Non-controlling interests	16, 33		1,223,679	1,308,008

Total Equity		￦	54,825,010	67,942,475

Total Liabilities and Equity		￦	163,708,289	175,257,359

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2014 and 2015

	Note		2013	2014	2015
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods		￦	51,132,803	53,706,828	54,367,036
Sales of construction services	20		2,253,083	2,965,185	3,761,204
Sales of other services			326,619	451,013	453,487

			53,712,505	57,123,026	58,581,727

Cost of sales	13,25,43,47
Cost of sales of goods			(47,983,987)	(46,509,555)	(41,348,917)
Cost of sales of construction services			(2,159,023)	(2,752,610)	(3,563,120)
Cost of sales of other services			(452,628)	(500,787)	(545,692)

			(50,595,638)	(49,762,952)	(45,457,729)

Gross profit			3,116,867	7,360,074	13,123,998

Selling and administrative expenses	25,36,43,47		(1,923,192)	(1,924,366)	(2,153,261)
Other income	37		725,457	754,186	808,214
Other expenses	37		(99,811)	(88,220)	(108,848)
Other gains, net	38		128,514	107,396	8,610,773

Operating profit	4		1,947,835	6,209,070	20,280,876
Finance income	5,11,39		629,542	885,290	1,182,988
Finance expenses	5,11,40		(2,931,622)	(3,140,038)	(3,015,457)
Equity method income (loss) of associates and joint ventures	4,17
Share in income of associates and joint ventures			170,399	319,506	280,794
Gain on disposal of investments in associates and joint ventures			266	47,072	4,731
Gain on disposal of subsidiaries			1,459	40,449	8,376
Share in loss of associates and joint ventures			(140,984)	(78,493)	(86,522)
Loss on disposal of investments in associates and joint ventures			(45,178)	(1,254)	—
Impairment loss on investments in associates and joint ventures			(28,092)	(52,279)	—
Loss on disposal of subsidiaries			(113)	(17)	—

			(42,243)	274,984	207,379

Profit (loss) before income tax			(396,488)	4,229,306	18,655,786

Income tax (expense) benefit	41		570,794	(1,430,339)	(5,239,413)

Profit for the period		￦	174,306	2,798,967	13,416,373

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income—(Continued)

For the years ended December 31, 2013, 2014 and 2015

	Note		2013	2014	2015
			In millions of won, except per share information
Other comprehensive income (loss)	5,11,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	￦	132,457	(108,430)	(87,861)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		7,671	(1,899)	(283)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	34		86,570	(97,251)	9,648
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,34		29,332	(84,793)	4,409
Foreign currency translation of foreign operations, net of tax	34		(108,625)	(70,576)	18,535
Share in other comprehensive income of associates and joint ventures, net of tax	34		38,366	5,228	89,558

Other comprehensive income (loss), net of tax			185,771	(357,721)	34,006

Total comprehensive income for the period		￦	360,077	2,441,246	13,450,379

Profit or loss attributable to:
Owners of the Company	44	￦	60,011	2,686,873	13,289,127
Non-controlling interests			114,295	112,094	127,246

		￦	174,306	2,798,967	13,416,373

Total comprehensive income attributable to:
Owners of the Company		￦	245,384	2,335,827	13,308,132
Non-controlling interests			114,693	105,419	142,247

		￦	360,077	2,441,246	13,450,379

Earnings per share	44
Basic and diluted earnings per share		￦	96	4,290	20,701

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2014 and 2015

		Equity attributable to owners of the Company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2013	￦	4,053,578	32,564,283	13,270,906	49,888,767	1,175,435	51,064,202

Total comprehensive income for the period
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

For the years ended December 31, 2013, 2014 and 2015

		Equity attributable to owners of the Company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2014	￦	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

Total comprehensive income for the period
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

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

For the years ended December 31, 2013, 2014 and 2015

		Equity attributable to owners of the Company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2015	￦	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income for the period
Profit for the period		—	13,289,127	—	13,289,127	127,246	13,416,373
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(84,271)	—	(84,271)	(3,590)	(87,861)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(280)	—	(280)	(3)	(283)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	9,744	9,744	(96)	9,648
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	3,157	3,157	1,252	4,409
Foreign currency translation of foreign operations, net of tax		—	—	1,179	1,179	17,356	18,535
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	89,476	89,476	82	89,558
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(86,071)	(407,053)
Issuance of share capital by subsidiaries		—	—	2,536	2,536	12,329	14,865
Equity transaction in consolidated scope—other than issuance of share capital		—	—	44,166	44,166	9,046	53,212
Changes in consolidation scope		—	—	(716)	(716)	23,229	22,513
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)
Others, net		—	—	—	—	4	4

Balance at December 31, 2015	￦	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

		2013	2014	2015
		In millions of won
Cash flows from operating activities
Profit for the period	￦	174,306	2,798,967	13,416,373

Adjustments for:
Income tax expense (benefit)		(570,794)	1,430,339	5,239,413
Depreciation		7,303,996	7,797,046	8,269,118
Amortization		88,379	76,413	72,266
Employee benefit expense		384,323	121,406	314,692
Bad debt expense		49,110	54,999	18,350
Interest expense		2,381,900	2,351,624	2,015,684
Loss on sale of financial assets		4,202	2,700	3,008
Loss on disposal of property, plant and equipment		58,852	50,152	1,933
Loss on abandonment of property, plant, and equipment		295,627	309,451	365,056
Impairment loss on property, plant and equipment		24,612	38,107	30,344
Impairment loss on intangible assets		267	42	22
Loss on disposal of intangible assets		1	18	16
Accretion expense to provisions, net		663,621	1,295,150	1,602,724
Loss (gain) on foreign currency translation, net		(195,571)	351,660	617,224
Valuation and transaction loss (gain) on derivative instruments, net		233,484	(143,239)	(708,120)
Share in income of associates and joint ventures, net		(29,414)	(241,013)	(194,272)
Gain on sale of financial assets		(107)	(98,065)	(4)
Gain on disposal of property, plant and equipment		(59,345)	(85,775)	(8,637,508)
Gain on disposal of intangible assets		(4)	(4)	(32)
Gain on disposal of investments in associates and joint ventures		(266)	(47,072)	(4,731)
Loss on disposal of investments in associates and joint ventures		45,178	1,254	—
Gain on disposal of investments in subsidiaries		(1,459)	(40,449)	(8,376)
Loss on disposal of investments in subsidiaries		113	17	—
Impairment loss on investments in associates and joint ventures		28,091	52,279	—
Interest income		(182,161)	(191,456)	(241,585)
Dividends income		(9,870)	(14,193)	(14,069)
Impairment loss on available-for-sale securities		12,592	79,618	84,370
Others, net		(64,089)	(20,303)	(35,107)

		10,461,268	13,130,706	8,790,416

Changes in:
Trade receivables		(330,494)	96,294	715,498
Non-trade receivables		20,853	9,063	(17,102)
Accrued income		563	(207,155)	17,051
Other receivables		(123)	(906)	(9,441)
Other current assets		98,724	75,410	67,520
Inventories		(1,206,676)	(1,146,221)	(1,190,188)
Other non-current assets		65,087	47,119	(31,465)
Trade payables		(40,416)	(257,614)	(1,577,551)
Non-trade payables		(195,191)	(102,526)	38,223
Accrued expenses		(240,901)	(107,277)	(410,744)
Other payables		—	—	964
Other current liabilities		1,500,716	2,249,714	870,945
Other non-current liabilities		48,719	(317,437)	377,617
Investments in associates and joint ventures		65,888	47,120	114,708
Provisions		(386,377)	(675,569)	(1,033,502)
Payments of employee benefit obligations		(132,179)	(860,179)	(43,100)
Plan assets		(101,720)	(231,342)	(214,449)

		(833,527)	(1,381,506)	(2,325,016)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

For the years ended December 31, 2013, 2014 and 2015

		2013	2014	2015
		In millions of won
Cash generated from operating activities
Dividends received	￦	14,114	13,518	38,565
Interest paid		(2,460,247)	(2,460,457)	(2,176,040)
Interest received		160,830	167,269	133,875
Income taxes paid		(632,837)	(222,805)	(935,068)

Net cash from operating activities		6,883,907	12,045,692	16,943,105

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		44	232,228	22,058
Acquisition of associates and joint ventures		(321,476)	(248,223)	(116,114)
Proceeds from disposals of property, plant and equipment		119,464	111,260	9,843,796
Acquisition of property, plant and equipment		(14,259,050)	(14,547,499)	(14,049,887)
Proceeds from disposals of intangible assets		39	1,819	467
Acquisition of intangible assets		(69,007)	(68,624)	(87,946)
Proceeds from disposals of financial assets		610,847	1,060,117	242,856
Acquisition of financial assets		(545,992)	(975,104)	(5,326,151)
Increase in loans		(196,607)	(135,001)	(153,570)
Collection of loans		143,935	101,037	111,714
Increase in deposits		(55,594)	(335,518)	(352,669)
Decrease in deposits		51,882	227,354	185,154
Receipt of government grants		92,000	108,681	52,696
Usage of government grants		(31,027)	(36,464)	(13,372)
Net cash inflow (outflow) from business acquisitions		(41,809)	44,319	(968)
Other cash outflow from investing activities, net		(921)	(715)	(132,034)

Net cash used in investing activities		(14,503,272)	(14,460,333)	(9,773,970)

Cash flows from financing activities
Proceeds (Repayment) from short-term borrowings, net		(107,748)	59,421	(65,355)
Proceeds from long-term borrowings and debt securities		15,233,428	9,566,625	4,178,454
Repayment of long-term borrowings and debt securities		(7,315,752)	(8,119,325)	(8,960,706)
Payment of finance lease liabilities		(125,921)	(115,532)	(110,040)
Settlement of derivative instruments, net		38,844	(444,243)	73,348
Disposal of treasury stocks		—	852,962	—
Proceeds on disposal of partial interest in a subsidiary that does not involve loss of control		236,244	376,477	67,914
Change in non-controlling interest		47,019	12,595	36,105
Dividends paid (hybrid bond)		(16,455)	(16,463)	(16,455)
Dividends paid		(41,812)	(186,985)	(409,884)
Other cash outflow from financing activities, net		(14,715)	(356)	—

Net cash from (used in) financing activities		7,933,132	1,985,176	(5,206,619)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		313,767	(429,465)	1,962,516
Effect of exchange rate fluctuations on cash held		(36,403)	(6,548)	24,249

Net increase (decrease) in cash and cash equivalents		277,364	(436,013)	1,986,765
Cash and cash equivalents at January 1		1,954,949	2,232,313	1,796,300

Cash and cash equivalents at December 31	￦	2,232,313	1,796,300	3,783,065

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015

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

As of December 31, 2015, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

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

The consolidated financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 19, 2016, which were submitted for approval at the shareholders’ meeting held on March 22, 2016.

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

Energy delivered but not metered nor billed are calculated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2014 and 2015 is ￦1,793,589 million and ￦1,599,592 million, respectively.

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

(i)	IAS 19, ‘Employee Benefits’—Employee contributions

The Company has adopted amendments to IAS 19, ‘Employee Benefits’—Employee contributions, since July 1, 2014. Amendments to IAS 19 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(6)	New standards and amendments not yet adopted

The following new standards, interpretations and amendments to existing standards are effective for annual periods beginning after January 1, 2015, and the Company has not early adopted them yet. The management is in the process of evaluating the potential impact on the consolidated financial statements upon the adoption of the new standards, interpretations and the amendments.

(i)	IFRS 9, ‘Financial Instruments’

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39, ‘Financial Instruments: recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

(ii)	IFRS 15, ‘Revenue from Contracts with Customers’

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and IFRIC 13 ‘Customer Loyalty Programs’. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted.

(iii)	IAS 16, ‘Property, Plant and Equipment’

Amendments to IAS 16, ‘Property, Plant and Equipment’ specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. These amendments are effective for annual periods beginning on or after January 1, 2016.

(iv)	IAS 38, ‘Intangible Assets’

Amendments to IAS 38, ‘Intangible Assets’ introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be rebutted only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue. These amendments are effective for annual periods beginning on or after January 1, 2016.

(v)	IFRS 11, ‘Joint Arrangement’

Amendments to IFRS 11, ‘Joint Arrangement’ require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in IFRS 3, ‘Business Combinations’. These amendments are effective for annual periods beginning on or after January 1, 2016.

(vi)	IFRS 16, ‘Leases’

IFRS 16, published in January 2016, replaces existing guidance in IAS 17, ‘Leases’. It eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Lessor accounting remains similar to current practice (i.e. lessors continue to classify leases as finance and operating leases). IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

(vii)	IAS 12, ‘Income Taxes’—Recognition of Deferred Tax Assets for Unrealized Losses

Amendments to IAS 12, published in January 2016, clarify how to account for deferred tax assets related to debt instruments measured at fair value. These amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. Therefore, assuming that the tax base remains at the original cost of the debt instrument, there is a temporary difference. These amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

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

Transactions within the Company are eliminated during the consolidation.

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

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

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

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18,30,40
Finance lease assets	20
Ships	9
Others	4~9
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

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	4 ~ 30	Straight
Software	4,5	Straight
Industrial rights	5,10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Mining right	—	Unit of production
Others	4~20, 50	Straight

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

(18)	Greenhouse gas emissions rights (allowance) and obligations

With Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for emissions rights and obligations.

(i)	Emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the emissions rights are classified as current assets. Emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emission rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Emissions obligations

Emissions obligations are the Company’s present legal obligation to submit the emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

(19)	Impairment of non-financial assets other than goodwill

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

(20)	Inventories

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

(21)	Provisions

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

(22)	Non-derivative financial assets

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

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

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

(24)	Derivative financial instruments, including hedge accounting

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

(2)	Financial information of the segments for the years ended December 31, 2013, 2014 and 2015, respectively, are as follows:

		2013
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income(loss) of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	53,367,116	1,069,699	52,297,417	2,660,444	27,187	1,525,166	(2,521)	206,279	273,785	253,153		549,929
Electric power generation (Nuclear)		6,378,280	6,369,715	8,565	2,724,629	20,994	557,621	(926)	51,394	—	250,814		325,274
Electric power generation (Non-nuclear)		28,067,093	27,687,112	379,981	1,952,680	50,193	262,076	(40,976)	73,710	21,842	154,285		735,546
Plant maintenance & engineering service		2,483,670	1,774,577	709,093	72,489	23,473	183	2,180	76,395	—	5,016		248,661
Others		365,968	48,519	317,449	14,086	75,653	50,266	—	1,498	—	32		110,841
Consolidation adjustments		(36,949,622)	(36,949,622)	—	(31,953)	(15,339)	(13,412)	—	(24,953)	—	321		(22,416)

	￦	53,712,505	—	53,712,505	7,392,375	182,161	2,381,900	(42,243)	384,323	295,627	663,621		1,947,835

Finance income													629,542

Finance expense													(2,931,622)

Equity method income of associates joint ventures													(42,243)

Loss before income tax												￦	(396,488)

		2014
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	56,982,583	1,445,914	55,536,669	2,717,040	28,798	1,394,131	231,502	8,408	309,442	290,444		2,050,726
Electric power generation (Nuclear)		9,379,564	9,364,451	15,113	2,905,115	21,995	582,353	1,227	42,667	—	719,794		2,544,378
Electric power generation (Non-nuclear)		25,067,653	24,680,221	387,432	2,189,202	30,528	308,731	40,260	38,417	—	147,892		1,385,687
Plant maintenance & engineering service		2,620,713	1,887,954	732,759	70,374	16,033	223	1,995	39,983	—	139,965		335,076
Others		537,578	86,525	451,053	26,983	109,427	79,175	—	1,026	9	33		95,803
Consolidation adjustments		(37,465,065)	(37,465,065)	—	(35,255)	(15,325)	(12,989)	—	(9,095)	—	(2,978)		(202,600)

	￦	57,123,026	—	57,123,026	7,873,459	191,456	2,351,624	274,984	121,406	309,451	1,295,150		6,209,070

Finance income													885,290

Finance expense													(3,140,038)

Equity method income of associates joint ventures													274,984

Loss before income tax												￦	4,229,306

		2015
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income(loss) of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,164,394	1,230,975	56,933,419	2,859,037	132,809	1,092,594	220,406	135,261	359,521	872,096		13,319,310
Electric power generation (Nuclear)		10,642,352	10,596,189	46,163	3,070,828	24,612	532,490	(595)	54,572	—	401,839		3,806,617
Electric power generation (Non-nuclear)		21,469,345	20,906,081	563,264	2,337,353	22,171	319,647	(10,686)	74,007	5,305	148,053		2,704,260
Plant maintenance & engineering service		2,533,887	2,016,699	517,188	85,662	12,293	542	(1,746)	74,542	—	174,912		332,531
Others		672,250	150,557	521,693	27,491	108,104	127,684	—	343	230	34		80,165
Consolidation adjustments		(34,900,501)	(34,900,501)	—	(38,987)	(58,404)	(57,273)	—	(24,033)	—	5,790		37,993

	￦	58,581,727	—	58,581,727	8,341,384	241,585	2,015,684	207,379	314,692	365,056	1,602,724		20,280,876

Finance income													1,182,988

Finance expense													(3,015,457)

Equity method income of associates joint ventures													207,379

Loss before income tax												￦	18,655,786

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2014 and 2015 are as follows:

		2014
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	99,719,106	4,173,139	4,979,968	56,338,038
Electric power generation (Nuclear)		49,237,136	1,929	2,211,783	27,588,281
Electric power generation (Non-nuclear)		41,413,556	1,274,761	7,071,376	24,185,126
Plant maintenance & engineering service		2,659,506	58,895	377,055	990,496
Others		5,681,070	—	120,667	2,098,115

Segment totals		198,710,374	5,508,724	14,760,849	111,200,056

Consolidation adjustments:
Elimination of inter-segment amounts		(35,819,662)	—	(144,726)	(5,229,275)
Equity method adjustment		842,865	—	—	—
Deferred taxes		—	—	—	2,907,841
Others		(25,288)	—	—	4,657

		(35,002,085)	—	(144,726)	(2,316,777)

Consolidated totals	￦	163,708,289	5,508,724	14,616,123	108,883,279

		2015
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	106,306,250	4,338,888	5,885,919	53,125,589
Electric power generation (Nuclear)		51,043,890	16,385	2,647,304	27,386,113
Electric power generation (Non-nuclear)		44,453,545	1,283,432	5,063,195	25,587,071
Plant maintenance & engineering service		2,990,862	54,825	249,627	1,172,351
Others		5,962,546	—	144,846	2,312,658

Segment totals		210,757,093	5,693,530	13,990,891	109,583,782

Consolidation adjustments:
Elimination of inter-segment amounts		(36,505,833)	—	146,942	1,339,753
Equity method adjustment		1,050,574	—	—	—
Deferred taxes		—	—	—	(3,603,808)
Others		(44,475)	—	—	(4,843)

		(35,499,734)	—	146,942	(2,268,898)

Consolidated totals	￦	175,257,359	5,693,530	14,137,833	107,314,884

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets(*2)
		2013	2014	2015	2013	2014	2015
		In millions of won
Domestic	￦	51,314,639	53,893,877	54,351,076	131,876,535	136,053,940	143,788,043
Overseas(*1)		2,397,866	3,229,149	4,230,651	4,474,900	6,542,282	4,526,395

	￦	53,712,505	57,123,026	58,581,727	136,351,435	142,596,222	148,314,438

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2013, 2014 and 2015.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2014 and 2015 are as follows:

		2014
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	1,796,300	—	—	—	1,796,300
Current financial assets
Held-to-maturity investments		—	—	—	265	—	265
Derivative assets		6,812	—	—	—	1,409	8,221
Other financial assets		—	167,942	—	—	—	167,942
Trade and other receivables		—	7,697,862	—	—	—	7,697,862

		6,812	9,662,104	—	265	1,409	9,670,590

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	715,151	—	—	715,151
Held-to-maturity investments		—	—	—	3,349	—	3,349
Derivative assets		59,037	—	—	—	102,867	161,904
Other financial assets		—	1,160,517	—	—	—	1,160,517
Trade and other receivables		—	1,724,357	—	—	—	1,724,357

		59,037	2,884,874	715,151	3,349	102,867	3,765,278

	￦	65,849	12,546,978	715,151	3,614	104,276	13,435,868

		2015
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	3,783,065	—	—	—	3,783,065
Current financial assets
Held-to-maturity investments		—	—	—	381	—	381
Derivative assets		1,498	—	—	—	95,759	97,257
Other financial assets		—	5,237,983	—	—	—	5,237,983
Trade and other receivables		—	7,473,548	—	—	—	7,473,548

		1,498	16,494,596	—	381	95,759	16,592,234

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	584,479	—	—	584,479
Held-to-maturity investments		—	—	—	3,242	—	3,242
Derivative assets		253,510	—	—	—	266,383	519,893
Other financial assets		—	1,387,940	—	—	—	1,387,940
Trade and other receivables		—	1,798,419	—	—	—	1,798,419

		253,510	3,186,359	584,479	3,242	266,383	4,293,973

	￦	255,008	19,680,955	584,479	3,623	362,142	20,886,207

(2)	Classification of financial liabilities as of December 31, 2014 and 2015 are as follows:

		2014
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,113,354	—	1,113,354
Debt securities		—	5,991,398	—	5,991,398
Derivative liabilities		56,296	—	1,324	57,620
Trade and other payables		—	6,128,604	—	6,128,604

		56,296	13,233,356	1,324	13,290,976

Non-current liabilities
Borrowings		—	3,475,206	—	3,475,206
Debt securities		—	52,244,369	—	52,244,369
Derivative liabilities		108,635	—	171,551	280,186
Trade and other payables		—	3,806,735	—	3,806,735

		108,635	59,526,310	171,551	59,806,496

	￦	164,931	72,759,666	172,875	73,097,472

		2015
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,144,027	—	1,144,027
Debt securities		—	6,702,926	—	6,702,926
Derivative liabilities		9,487	—	758	10,245
Trade and other payables		—	4,735,697	—	4,735,697

		9,487	12,582,650	758	12,592,895

Non-current liabilities
Borrowings		—	1,932,259	—	1,932,259
Debt securities		—	48,974,287	—	48,974,287
Derivative liabilities		39,524	—	116,741	156,265
Trade and other payables		—	3,718,435	—	3,718,435

		39,524	54,624,981	116,741	54,781,246

	￦	49,011	67,207,631	117,499	67,374,141

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2013, 2014 and 2015 are as follows:

			2013	2014	2015
			In millions of won
Cash and cash equivalents	Interest income	￦	60,301	56,384	54,687
Available-for-sale financial assets	Dividends income		9,870	14,193	14,069
	Impairment loss on available-for-sale financial assets		(12,592)	(79,618)	(84,370)
	Gain (loss) on disposal of financial assets		(4,202)	95,365	(3,004)
	Interest income		1,150	382	29
Held-to-maturity investments	Interest income		64	89	99
Loans and receivables	Interest income		42,418	29,507	28,586
Trade and other receivables	Interest income		60,237	99,680	100,771
Other financial assets	Interest income		1,082	—	—
Short-term financial instruments	Interest income		16,896	5,199	46,921
Long-term financial instruments	Interest income		13	215	10,492
Financial assets at fair value through profit or loss	Gain (loss) on valuation of derivatives		335	59,164	220,285
	Gain (loss) on transaction of derivatives		26,889	(24,746)	8,605
	Gain on disposal of financial assets		196	—	—
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives		(13,945)	88,809	244,020
	Loss on valuation of derivatives (equity, before tax)(*)		(27,281)	(60,284)	(12,572)
	Gain on transaction of derivatives		29,662	818	2,818
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,715,373)	(1,664,682)	(1,392,477)
	Loss on retirement of financial liabilities		—	(199)	(33)
	Interest expense of trade and other payables		(102,388)	(98,407)	(84,527)
	Interest expense of others		(564,139)	(588,535)	(538,680)
	Gain (loss) on foreign currency transactions and translations		133,638	(271,953)	(708,178)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(167,485)	10,494	35,312
	Loss on transaction of derivatives		(46,639)	(38,909)	107,454
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives		(65,755)	51,788	93,914
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		50,197	(76,013)	9,728
	Gain (loss) on transaction of derivatives		3,454	(4,180)	(4,288)

(*)	Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the consolidated statements of comprehensive income or loss.

6.	Restricted Deposits

Restricted deposits as of December 31, 2014 and 2015 are as follows:

			2014	2015
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	100	4,828
	Deposits for government project		10,156	5,839
	Collateral provided for borrowings		12,926	6,839
	Collateral provided for lawsuit		367	641
	Deposits for transmission regional support program		—	204
	Pledge		—	740
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		5,000	18,000
Long-term financial instruments	Guarantee deposits for checking account		3	2
	Guarantee deposits for banking accounts at oversea branches		312	333
	Pledge		740	—
	Decommissioning costs of nuclear power plants		603,306	652,700
	Collateral provided for borrowings		—	20
	Funds for developing small and medium enterprises(*1)		—	100,000

		￦	632,910	790,146

(*1)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for the businesses as of December 31, 2015.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Cash	￦	77	109
Cash equivalents		1,154,250	1,309,396
Short-term deposits classified as cash equivalents		340,119	374,575
Short-term investments classified as cash equivalents		301,854	2,098,985

	￦	1,796,300	3,783,065

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2014 and 2015 are as follows:

		2014
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,243,064	(80,644)	(94)	7,162,326
Other receivables		583,991	(46,245)	(2,210)	535,536

		7,827,055	(126,889)	(2,304)	7,697,862

Non-current assets
Trade receivables		412,222	—	(14)	412,208
Other receivables		1,341,398	(21,687)	(7,562)	1,312,149

		1,753,620	(21,687)	(7,576)	1,724,357

	￦	9,580,675	(148,576)	(9,880)	9,422,219

		2015
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	6,862,762	(51,956)	(14)	6,810,792
Other receivables		718,717	(52,778)	(3,183)	662,756

		7,581,479	(104,734)	(3,197)	7,473,548

Non-current assets
Trade receivables		447,010	—	—	447,010
Other receivables		1,396,107	(38,968)	(5,730)	1,351,409

		1,843,117	(38,968)	(5,730)	1,798,419

	￦	9,424,596	(143,702)	(8,927)	9,271,967

(2)	Other receivables as of December 31, 2014 and 2015 are as follows:

		2014
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	257,260	(46,245)	—	211,015
Accrued income		54,242	—	—	54,242
Deposits		196,537	—	(2,210)	194,327
Finance lease receivables		8,275	—	—	8,275
Others		67,677	—	—	67,677

		583,991	(46,245)	(2,210)	535,536

Non-current assets
Non-trade receivables		117,604	(18,630)	—	98,974
Accrued income		303	—	—	303
Deposits		267,397	—	(7,562)	259,835
Finance lease receivables		877,479	—	—	877,479
Others		78,615	(3,057)	—	75,558

		1,341,398	(21,687)	(7,562)	1,312,149

	￦	1,925,389	(67,932)	(9,772)	1,847,685

		2015
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	330,669	(52,778)	—	277,891
Accrued income		88,256	—	—	88,256
Deposits		235,745	—	(3,183)	232,562
Finance lease receivables		12,098	—	—	12,098
Others		51,949	—	—	51,949

		718,717	(52,778)	(3,183)	662,756

Non-current assets
Non-trade receivables		93,782	(31,829)	—	61,953
Accrued income		582	—	—	582
Deposits		256,745	—	(5,730)	251,015
Finance lease receivables		941,710	—	—	941,710
Others		103,288	(7,139)	—	96,149

		1,396,107	(38,968)	(5,730)	1,351,409

	￦	2,114,824	(91,746)	(8,913)	2,014,165

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

(3)	Aging analysis of trade receivables as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Trade receivables: (not overdue, not impaired)	￦	7,516,233	7,198,403

Trade receivables: (overdue, not impaired)		1,061	891

Less than 60 days		1,061	891

Trade receivables: (impairment reviewed)		137,992	110,478

60 ~ 90 days		31,438	31,973
90 ~ 120 days		12,045	11,010
120 days ~ 1 year		42,736	35,097
Over 1 year		51,773	32,398

		7,655,286	7,309,772

Less allowance for doubtful accounts		(80,644)	(51,956)
Less present value discount		(108)	(14)

	￦	7,574,534	7,257,802

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant.

The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Other receivables: (not overdue, not impaired)	￦	1,729,808	1,918,132

Other receivables: (overdue, not impaired)		58,778	20,249

Less than 60 days		58,778	20,249

Other receivables: (impairment reviewed)		136,803	176,443

60 ~ 90 days		1,132	2,409
90 ~ 120 days		2,242	10,097
120 days ~ 1 year		18,857	21,433
Over 1 year		114,572	142,504

		1,925,389	2,114,824

Less allowance for doubtful accounts		(67,932)	(91,746)
Less present value discount		(9,772)	(8,913)

	￦	1,847,685	2,014,165

(5)	Changes in the allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013		2014		2015
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	47,312	225,078	65,024	69,887	80,644	67,932
Bad debt expense		40,446	8,665	39,018	15,981	1,308	18,473
Write-off		(22,734)	(4,227)	(23,398)	(7,534)	(28,978)	(888)
Reversal		—	—	—	(241)	(1,018)	(413)
Others		—	(159,629)	—	(10,161)	—	6,642

Ending balance	￦	65,024	69,887	80,644	67,932	51,956	91,746

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
	In millions of won
Listed:
Korea District Heating Corp.	￦	194,710	—	—	(67,469)	(40,300)	40,300	127,241
LG Uplus Corporation(*1)		412,901	—	(299,593)	1,344	—	(114,652)	—
Kwanglim Co., Ltd.		150	—	—	(22)	(22)	22	128
Ssangyong Motor Co., Ltd.		291	—	—	66	—	—	357
Sungjee Construction. Co., Ltd.		7	—	—	(2)	(2)	2	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		5	—	—	(3)	(11)	11	2
Pumyang Construction Co., Ltd.		3	—	—	(2)	—	(1)	—
ELCOMTEC Co., Ltd.		—	—	—	(168)	(168)	384	48
PAN ocean Co., Ltd.		—	—		(9)	(9)	23	5
Borneo International Furniture Co., Ltd.		—	—		(1)	—	5	4
TONGYANG Inc.		—	—	—	32	—	34	66
TONGYANG networks Inc.		—	—	—	—	—	3	3
PT Adaro Energy Tbk		45,204	—	—	(1,095)	(27,449)	27,449	44,109
Energy Fuels Inc.		10,307	—	—	1,617	—	(356)	11,568
Cockatoo Coal Limited		1,875	—	—	(1,241)	(977)	971	628
Denison Mines Corp.		74,498	—	—	(8,892)	—	(3,267)	62,339
Fission 3.0		—	94	—	(45)	—	12	61
Fission Uranium Corp.		848	—	—	(160)	—	(37)	651

		740,799	94	(299,593)	(76,050)	(68,938)	(49,097)	247,215

Unlisted:
Byucksan Engineering & Construction Co., Ltd.		1	—	—	—	(1)	—	—
Dongyang Engineering & Construction Corp.		5	—	—	—	(5)	—	—
K&C—Gyeongnam youth job creation Investment Fund		1,340	—	—	—	—	—	1,340
Women’s Venture Fund(*1)		780	—	(780)	—	—	—	—
Hanwha Electric Power Venture Fund		1,804	—	—	—	—	—	1,804
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I(*1)		6,803	—	(2,051)	—	—	—	4,752
Troika Overseas Resource Development Private Equity Firm		10,664	2,676	—	—	—	—	13,340
IBK-AUCTUS Green Growth Private Equity Firm(*1)		6,054	—	(126)	—	(3,603)	—	2,325
Global Dynasty Overseas Resource Development Private Equity Firm		1,517	716	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	—	—	5,000
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1		—	498	—	—	—	—	498
Construction Guarantee		790	—	—	5	—	—	795

		2014
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
	In millions of won
Plant & Mechanical Contractors Financial Cooperative of Korea	￦	36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association(*1)		61	—	(21)	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	—	78
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		—	—	—	—	—	3	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	—	—	124
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
Ginseng K Co., Ltd.		8	—	—	—	(8)	—	—
BnB Sungwon Co., Ltd.		—	—	—	—	—	15	15
Hana Civil Engineering Co., Ltd.		—	—	—	—	—	1	1
KC Development Co., Ltd.		—	—	—	—	—	6	6
IMHWA Corp.		—	—	—	—	—	5	5
IXELON Co., Ltd.		—	—	—	—	—	23	23
DAIM Special Vehicle Co., Ltd.		—	—	—	—	—	10	10
ASA KIMJE Co., Ltd.		—	—	—	—	—	465	465
ASA JEONJU Co., Ltd.		—	—	—	—	—	697	697
KYUNGWON Co., Ltd.		—	—	—	—	—	14	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		—	—	—	—	—	4	4
Sungkwang Timber Co., Ltd.		—	—	—	—	—	4	4
Yongbo Co., Ltd.		—	—	—	—	—	3	3
Korea Bio Fuel Co., Ltd.(*1)		1,500	—	(1,500)	—	—	—	—
3I Power		1,486	—	—	—	(1,482)	(4)	—
Areva nc Expansion		248,292	—	—	—	—	(20,416)	227,876
Green & Sustainable Energy		13	—	—	—	(13)	—	—
Kanan Hydroelectric		17	—	—	—	(17)	—	—
Navanakorn Electric Co., Ltd.		16,163	—	—	—	—	673	16,836
PT. Kedap Saayq		18,540	—	—	—	(5,551)	—	12,989
Set Holding		170,514	—	—	(2,682)	—	—	167,832
Siam Solar Power(*1)		933	—	(933)	—	—	—	—

		501,311	3,890	(5,411)	(2,677)	(10,680)	(18,497)	467,936

		2014
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
	In millions of won
Debt security:
Ambre Energy Limited(*1)	￦	14,655	—	(14,655)	—	—	—	—

		14,655	—	(14,655)	—	—	—	—

	￦	1,256,765	3,984	(319,659)	(78,727)	(79,618)	(67,594)	715,151

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounting to ￦98,065 million and ￦2,700 million, respectively, from the sales of shares of LG Uplus Corp., Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust, Korea Bio Fuel Co., Ltd., Ambre Energy Limited and others and from the liquidation of Women’s Venture Fund for the year ended December 31, 2014.

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
Listed:
Korea District Heating Corp.	￦	127,241	—	—	3,169	—	—	130,410
Kwanglim Co., Ltd.		128	—	—	134	—	—	262
Ssangyong Motor Co., Ltd.		357	—	—	(58)	—	—	299
Sungjee Construction. Co., Ltd.		5	—	—	—	—	—	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		2	—	—	(3)	—	2	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		48	—	—	5	—	—	53
PAN ocean Co., Ltd.		5	—	—	1	—	—	6
Borneo International Furniture Co., Ltd.		4	—	—	7	—	92	103
TONGYANG Inc.		66	—	—	140	—	11	217
TONGYANG networks Inc.		3	—	—	3	—	—	6
Nexolon Co., Ltd.		—	—	—	59	—	3,137	3,196
PT Adaro Energy Tbk		44,109	—	—	(23,097)	(23,206)	23,206	21,012
Energy Fuels Inc.		11,568	—	—	(4,866)	(9,391)	8,615	5,926
Cockatoo Coal Limited		628	—	—	(572)	(572)	558	42
Denison Mines Corp.		62,339	—	—	(22,187)	(20,154)	14,459	34,457
Fission 3.0(*1)		61	—	(57)	11	—	15	30
Fission Uranium Corp.		651	—	—	(28)	—	(69)	554

		247,215	—	(57)	(47,282)	(53,323)	50,026	196,579

Unlisted:
K&C—Gyeongnam youth job creation Investment Fund(*1)		1,340	—	(133)	—	—	—	1,207
Hanwha Electric Power Venture Fund(*1)		1,804	—	(1,804)	—	—	—	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I(*1)		4,752	—	(3,000)	—	(1,181)	—	571
Troika Overseas Resource Development Private Equity Firm		13,340	—	—	—	(11,787)	—	1,553
IBK-AUCTUS Green Growth Private Equity firm(*1)		2,325	—	(1,470)	—	—	—	855
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	(3,625)	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1(*1)		498	802	(231)	—	—	—	1,069
Construction Guarantee		795	—	—	10	—	—	805
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
Korea Electric Engineers Association	￦	40	—	—	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	15	93
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	(121)	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
IXELON Co., Ltd.		23	—	—	—	(23)	—	—
DAIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA KIMJE Co., Ltd.		465	—	—	—	(465)	—	—
ASA JEONJU Co., Ltd.		697	—	—	—	(628)	—	69
KYUNGWON Co., Ltd.		14	—	—	—	—	—	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		—	—	—	—	—	2	2
Ildong Air Conditioning Co., Ltd.		—	—	—	—	(2)	2	—
KS Remicon Co., Ltd.		—	—	—	—	—	3	3
Sewoong Heavy Industries Co., Ltd.		—	—	—	—	—	40	40
SIN-E Steel Co., Ltd.		—	—	—	—	—	33	33
Joongang Platec Co., Ltd.		—	—	—	—	—	72	72
Hangjin Steel Co., Ltd.		—	—	—	—	(116)	116	—
Pyungsan SI Ltd.		—	—	—	—	—	9	9
Samgong Development Co., Ltd.		—	—	—	—	—	7	7
Joongang Development Co., Ltd.		—	—	—	—	—	8	8
AJS Co., Ltd.		—	—	—	—	—	32	32
SET&C Co., Ltd.		—	—	—	—	—	10	10
MSE Co., Ltd.		—	—	—	—	—	9	9
Ilrim Nano Tec Co., Ltd.		—	—	—	—	—	15	15
Kwang Myeong Electronics Technology Co., Ltd.		—	—	—	—	—	11	11
Youngjin Hi-Tech Co., Ltd.		—	—	—	—	(105)	126	21
Dong Woo International Co., Ltd.						—	18	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		—	—	—	—	—	3	3
Ilsuk Co., Ltd.		—	—	—	—	—	10	10
Dongyang Telecom Co., Ltd.		—	—	—	—	—	11	11
Han Young Construction Co., Ltd.		—	—	—	—	—	3	3
Jongwon Remicon Co., Ltd.		—	—	—	—	—	13	13
Ace Heat Treating Co., Ltd.		—	—	—	—	—	72	72

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
Zyle Daewoo Motor Sales Co., Ltd.	￦	—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Daewoo Songdo Development Co., Ltd.		—	—	—	—	(2)	2	—
Seyang Inc.		—	—	—	—	—	27	27
Seungri Enterprise Co., Ltd.		—	—	—	—	—	3	3
Onggane Food Co., Ltd		—	—	—	—	—	1	1
Shin-E P&C Co., Ltd.		—	—	—	—	—	1	1
Montista Telecom Co., Ltd.		—	—	—	—	(3)	3	—
Ejung Ad Co., Ltd.		—	—	—	—		3	3
Solvus Co., Ltd.		—	—	—	—	—	3	3
Myung Co., Ltd.		—	—	—	—	—	2	2
Emotion Co., Ltd.		—	—	—	—	—	8	8
Youngdong Concrete Co., Ltd.		—	—	—	—	—	7	7
Shinil Engineering Co., Ltd.		—	—	—	—	—	3	3
Korea Castiron Industrial Co., Ltd.		—	—	—	—	—	22	22
FFG DMC Co., Ltd.		—	—	—	—	—	17	17
Daeseong Metal Co., Ltd.		—	—	—	—	—	47	47
Biwang Industry Co., Ltd		—	—	—	—	—	2	2
Huimun Co., Ltd.		—	—	—	—	—	4	4
Sunun IT F Co., Ltd.		—	—	—	—	—	8	8
Young Sung Co., Ltd.		—	—	—	—	—	27	27
Yuil Industrial Electronics Co., Ltd.		—	—	—	—	—	16	16
DN TEK Inc.		—	—	—	—	—	62	62
Daeyang FMS Corporation		—	—	—	—	—	3	3
Kwang Jin Structure Co., Ltd.		—	—	—	—	—	31	31
Woojin Industry Corporation		—	—	—	—	—	16	16
Kwang Sung Industry Co., Ltd.		—	—	—	—	—	7	7
Matsaeng Food Co., Ltd.		—	—	—	—	—	6	6
Futech Mold Co., Ltd.		—	—	—	—	—	14	14
Samcheonri Industrial Co., Ltd.		—	—	—	—	—	13	13
Woojoo Environment Ind. Co., Ltd.		—	—	—	—	—	13	13
Cheongatti Co., Ltd.		—	—	—	—	—	4	4
Hyungji Esquire Co., Ltd.		—	—	—	—	—	21	21
Kolmar Pharma Co., Ltd.		—	—	—	—	—	52	52
Morado Co., Ltd.		—	—	—	—	—	2	2
Myung Sung Tex Co., Ltd.		—	—	—	—	—	2	2
Areva nc Expansion		227,876	—	—	—	—	(57,758)	170,118
Navanakorn Electric Co., Ltd.		16,836	—	—	—	—	1,115	17,951
PT. Kedap Saayq		12,989	—	—	—	(12,989)	—	—
Set Holding		167,832	—	—	11,753	—	—	179,585
PT. Cirebon Energi Prasarana		—	635	—	—	—	—	635

		467,936	1,437	(6,638)	11,763	(31,047)	(55,551)	387,900

	￦	715,151	1,437	(6,695)	(35,519)	(84,370)	(5,525)	584,479

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounting to ￦4 million and ￦3,008 million, respectively, from the sales of shares of Fission 3.0, K&C—Gyeongnam Youth Job Creation Investment Fund, Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust 1, IBK-AUCTUS Green Growth Private Equity Firm and others and from the liquidation of Hanwha Electric Power Venture fund for the year ended December 31, 2015.

(2)	Available-for-sale financial assets of December 31, 2014 and 2015 are as follows:

	2014
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	127,241	127,241
Kwanglim Co., Ltd.	84,515	0.44%		386	128	128
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	357	357
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	559	0.01%		12	2	2
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	48	48
PAN ocean Co., Ltd.	1,866	0.00%		14	5	5
Borneo International Furniture Co., Ltd.	2,607	0.01%		5	4	4
TONGYANG Inc.	73,364	0.03%		33	66	66
TONGYANG networks Inc.	4,422	0.01%		3	3	3
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,109	44,109
Energy Fuels Inc.	1,711,814	8.70%		16,819	11,568	11,568
Cockatoo Coal Limited	49,881,423	1.10%		18,445	628	628
Denison Mines Corp.	58,284,000	11.52%		84,134	62,339	62,339
Fission 3.0	800,000	0.51%		—	61	61
Fission Uranium Corp.	800,000	0.22%		785	651	651

				366,088	247,215	247,215

Unlisted(*1)
Byucksan Engineering & Construction Co.,Ltd.	272	0.00%		5	—	—
Dongyang Engineering & Construction Corp.	1,276	0.01%		5	—	—
K&C—Gyeongnam youth job creation Investment Fund	27	10.00%		1,340	1,340	—
Hanwha Electric Power Venture Fund	2,196	16.40%		1,804	1,804	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I	4,770,837,919	14.18%		4,752	4,752	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	13,340	—
IBK-AUCTUS Green Growth Private Equity firm	703	6.30%		5,928	2,325	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	5,000	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	497,650,000	5.00%		498	498	—
Construction Guarantee(*2)	571	0.02%		601	795	795
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—

	2014
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Korea Electric Engineers Association	400	0.26%	￦	40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,555	0.01%		78	78	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	124	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
Ginseng K Co., Ltd.	7,415	0.00%		7	—	—
BnB Sungwon Co., Ltd.	589	0.01%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	23	—
DAIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	465	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	697	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
3I Power	448,501	15.00%		1,121	—	—
Areva nc Expansion	1,077,124	13.49%		288,443	227,876	—
Green & Sustainable Energy	550	0.00%		3	—	—
Kanan Hydroelectric	734	19.58%		5	—	—
Navanakorn Electric Co., Ltd.(*3)	4,442,800	29.00%		16,646	16,836	—
PT. Kedap Saayq	671	10.00%		18,540	12,989	—
Set Holding(*4)	1,100,220	2.50%		229,255	167,832	167,832

				600,837	467,936	168,627

			￦	966,925	715,151	415,842

(*1)	Book values of unlisted equity securities held by the Company were measured at cost as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2014.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2014.

	2015
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	130,410	130,410
Kwanglim Co., Ltd.	84,515	0.44%		386	262	262
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	299	299
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	232	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	53	53
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
TONGYANG Inc.	78,511	0.03%		45	217	217
TONGYANG networks Inc.	4,422	0.01%		3	6	6
Nexolon Co., Ltd.	3,665,367	2.59%		3,138	3,196	3,196
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	21,012	21,012
Energy Fuels Inc.	1,711,814	3.79%		16,819	5,926	5,926
Cockatoo Coal Limited	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	34,457	34,457
Fission 3.0	300,000	0.17%		—	30	30
Fission Uranium Corp.	800,000	0.21%		785	554	554

				369,333	196,579	196,579

Unlisted (*1)
K&C—Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	233	6.30%		855	855	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	1,069,432,095	5.00%		1,069	1,069	—
Construction Guarantee (*2)	571	0.02%		601	805	805
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—

	2015
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Kun Young Engineering & Construction Co., Ltd.	100	0.00%	￦	5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	—	—
DAIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	—	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
Ildong Air Conditioning Co., Ltd.	218	0.16%		3	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Sewoong Heavy Industries Co., Ltd.	7,931	0.10%		40	40	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Hangjin Steel Co., Ltd.	116	1.08%		116	—	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SET&C Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Daewoo Songdo Development Co., Ltd.	301	0.00%		2	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Montista Telecom Co., Ltd.	5,409	0.00%		3	—	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—

	2015
	Shares	Ownership			Historical cost	Book value	Fair value
	In millions of won
Emotion Co., Ltd.	167	0.61%	￦		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%			7	7	—
Shinil Engineering Co., Ltd.	887	0.06%			3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%			22	22	—
FFG DMC Co., Ltd.	12	0.00%			17	17	—
Daeseong Metal Co., Ltd.	518	2.37%			47	47	—
Biwang Industry Co., Ltd	406	0.04%			2	2	—
Huimun Co., Ltd.	263	0.26%			4	4	—
Sunun IT F Co., Ltd.	133	0.52%			8	8	—
Young Sung Co., Ltd.	89	0.40%			27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%			16	16	—
DN TEK Inc.	12,401	0.29%			62	62	—
Daeyang FMS Corporation	84	0.05%			3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%			31	31	—
Woojin Industry Corporation	3	0.00%			16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%			7	7	—
Matsaeng Food Co., Ltd.	277	0.56%			6	6	—
Futech Mold Co., Ltd.	274	0.27%			14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%			13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%			13	13	—
Cheongatti Co., Ltd.	57	0.10%			4	4	—
Hyungji Esquire Co., Ltd.	52	0.02%			21	21	—
Kolmar Pharma Co., Ltd.	1,426	0.01%			52	52	—
Morado Co., Ltd.	209	0.04%			2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%			2	2	—
Areva nc Expansion	1,077,124	13.49%			288,443	170,118	—
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%			16,646	17,951	—
PT. Kedap Saayq	671	10.00%			18,540	—	—
Set Holding (*4)	1,100,220	2.50%			229,255	179,585	179,585
PT. Cirebon Energi Prasarana	420	10.00%			635	635	—

					591,980	387,900	180,390

				￦	961,313	584,479	376,969

(*1)	Book values of unlisted equity securities held by the Company were measured at cost as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Impairment	Others	Ending balance
		In millions of won
Government bonds	￦	2,268	2,351	(1,018)	—	—	3,601
Municipal bonds		13	—	—	—	—	13

	￦	2,281	2,351	(1,018)	—	—	3,614

Current	￦	168	—	(777)	—	874	265
Non-current		2,113	2,351	(241)	—	(874)	3,349

		2015
		Beginning balance	Acquisition	Disposal	Impairment	Others	Ending balance
		In millions of won
Government bonds	￦	3,601	432	(410)	—	—	3,623
Municipal bonds		13	—	—	—	(13)	—

	￦	3,614	432	(410)	—	(13)	3,623

Current	￦	265	—	(186)	—	301	380
Non-current		3,349	432	(224)	—	(314)	3,243

11.	Derivatives

(1)	Derivatives as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	182	7,233	1,498	24,896
Currency swap		8,039	151,934	95,759	491,219
Interest rate swap		—	2,737	—	3,778

	￦	8,221	161,904	97,257	519,893

Derivative liabilities
Currency forward	￦	466	—	1,142	—
Currency swap		53,697	196,273	758	66,976
Interest rate swap		3,457	83,913	8,345	89,289

	￦	57,620	280,186	10,245	156,265

(2)	Currency forward contracts which are not designated as hedge instruments, as of December 31, 2015 are as follows:

Counterparty	Contract Date	Maturity date	Contract amount					Contract exchange rate
			Pay			Receive
	In millions of won and thousands of foreign currencies
KEB Hana Bank	2014.04.10	2021.07.12	￦		55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12			50,784	USD	48,000	1,058.00
KEB Hana Bank	2014.05.09	2021.07.12			104,600	USD	100,000	1,046.00
Bank of America	2014.04.29	2021.07.12			105,400	USD	100,000	1,054.00
Barclays Bank PLC	2015.12.17	2016.01.13			5,904	USD	5,000	1,180.78
Barclays Bank PLC	2015.12.28	2016.01.22			5,822	USD	5,000	1,164.30
Barclays Bank PLC	2015.12.29	2016.01.25			5,845	USD	5,000	1,168.90
Citibank	2015.12.28	2016.01.21			5,826	USD	5,000	1,165.15
HSBC	2015.12.11	2016.01.12			5,903	USD	5,000	1,180.59
Nova Scotia	2015.12.07	2016.01.11			2,332	USD	2,000	1,166.20
Nova Scotia	2015.12.07	2016.01.11			2,337	USD	2,000	1,168.70
Nova Scotia	2015.12.24	2016.01.20			5,856	USD	5,000	1,171.25
Nova Scotia	2015.12.30	2016.01.27			5,870	USD	5,000	1,173.98
Standard Chartered	2015.12.10	2016.01.08			5,913	USD	5,000	1,182.65
Standard Chartered	2015.12.24	2016.01.19			5,846	USD	5,000	1,169.12
Standard Chartered	2015.12.29	2016.01.26			5,841	USD	5,000	1,168.24
Nova Scotia	2015.11.20	2016.02.24			5,789	USD	5,000	1,157.86
Nova Scotia	2015.12.23	2016.01.28			1,171	USD	1,000	1,171.10
Nova Scotia	2015.12.18	2016.01.29			5,830	USD	5,000	1,166.00
Nova Scotia	2015.12.24	2016.01.04			7,653	USD	6,538	1,170.53
Standard Chartered	2015.11.10	2016.02.12			3,483	USD	3,000	1,160.90
Standard Chartered	2015.12.29	2016.01.05			13,042	USD	11,173	1,167.28
Barclays Bank PLC	2015.12.16	2016.03.18			3,527	USD	3,000	1,175.52
Barclays Bank PLC	2015.12.18	2016.03.22			3,562	USD	3,000	1,187.35
Societe Generale	2015.12.28	2016.01.29			5,823	USD	5,000	1,164.50
Societe Generale	2015.11.25	2016.02.29			5,746	USD	5,000	1,149.25
Societe Generale	2015.12.21	2016.02.29		USD	3,736		4,293	1,149.25
Societe Generale	2015.12.28	2016.02.29		USD	745		857	1,149.25
Societe Generale	2015.12.22	2016.03.24			5,885	USD	5,000	1,177.00
HSBC	2015.10.07	2016.01.13			5,795	USD	5,000	1,158.95
HSBC	2015.10.22	2016.01.13		USD	2,313		2,681	1,158.95
HSBC	2015.11.04	2016.02.11			11,358	USD	10,000	1,135.80
HSBC	2015.11.16	2016.02.19			2,346	USD	2,000	1,173.20
HSBC	2015.11.19	2016.01.13		USD	2,687		3,114	1,158.95
HSBC	2015.11.24	2016.02.11		USD	797		906	1,135.80
HSBC	2015.11.24	2016.02.11		USD	9,203		10,452	1,135.80
HSBC	2015.12.29	2016.01.04			8,396	USD	7,193	1,167.25
Mizuho Bank	2015.11.04	2016.02.11			5,665	USD	5,000	1,132.91
Mizuho Bank	2015.11.17	2016.02.11		USD	4,776		5,411	1,132.91
Mizuho Bank	2015.12.08	2016.02.11		USD	224		254	1,132.91
Mizuho Bank	2015.12.22	2016.01.25			3,524	USD	3,000	1,174.75
Mizuho Bank	2015.12.24	2016.01.29			5,853	USD	5,000	1,170.54
Mizuho Bank	2015.12.29	2016.01.29			5,849	USD	5,000	1,169.80
Credit Agricole	2015.10.07	2016.01.13			4,700	USD	4,000	1,174.90
Credit Agricole	2015.10.14	2016.01.19			3,460	USD	3,000	1,153.30
Credit Agricole	2015.10.29	2016.01.13		USD	752		878	1,167.43
Credit Agricole	2015.11.02	2016.01.13		USD	1,520		1,774	1,167.40
Credit Agricole	2015.12.10	2016.01.13		USD	1,728		2,017	1,167.40
Credit Agricole	2015.12.28	2016.03.30			5,833	USD	5,000	1,166.60
HSBC	2015.12.16	2016.01.04			3,654	USD	3,100	1,178.77
Nonghyup Bank	2015.12.16	2016.01.06			5,885	USD	5,000	1,176.92
KEB Hana Bank	2015.12.18	2016.01.06			7,462	USD	6,300	1,184.37
Nova Scotia	2015.12.21	2016.01.06			1,179	USD	1,000	1,178.50
Nova Scotia	2015.12.22	2016.01.06			6,470	USD	5,500	1,176.36
Standard Chartered	2015.12.23	2016.01.06			10,316	USD	8,800	1,172.31
Nova Scotia	2015.12.30	2016.01.08			7,627	USD	6,500	1,173.45
Nova Scotia	2015.12.28	2016.01.04			466	USD	400	1,165.76
Nova Scotia	2015.12.29	2016.01.08			7,706	USD	6,600	1,167.55
Societe Generale	2015.10.12	2016.01.13			754	USD	655	1,151.15
KEB Hana Bank	2015.08.26	2017.07.31			JPY 630,000		6,377	10.12

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2015 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate		Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Deutsche Bank	2013~2018	￦	110,412	JPY 10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD 100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY 10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF 100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF 100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD 100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD 50,000	2.24%	3M Libor + 0.55%	1,024.30
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%	1,083.97
Mizuho Bank	2014~2017		153,645	USD 150,000	2.35%	3M Libor + 0.65%	1,024.30
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD 100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD 100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD 100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD 100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
RBS	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2015 are as follows:

	Contract year		Contract amount		Contract interest rate		Contract exchange rate
Counterparty			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Citibank	2006~2016	￦	113,200	USD 100,000	1.05%	6.00%	1,132.00
Barclays Bank PLC	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD 100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD 100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor+1.25%	1,074.90
UBS AG	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
Credit Suisse	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
JP Morgan	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Deutsche Bank AG	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Barclays Bank PLC	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Credit Agricole	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Credit Agricole	2013~2019		118,343	CHF 100,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
HSBC	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD 100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD 100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD 50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD 30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD 20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80

(5)	Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2015 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)
	In millions of won
Korea Development Bank	2012~2016	￦	200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012~2016		100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016		50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016		200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
KEB Hana Bank	2013~2016		100,000	2.82%	3M CD + 0.04%
KEB Hana Bank	2013~2016		200,000	2.57%	3M CD + 0.04%
KEB Hana Bank	2013~2016		100,000	2.75%	3M CD + 0.03%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the bank would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments, as of December 31, 2015 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay (%)	Receive (%)
	In thousands of U.S. dollars
BNP Paribas	2009~2027	USD 99,920	4.16%	6M USD Libor
KFW	2009~2027	USD 99,920	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2015~2033	USD 103,012	3.98% ~ 4.10%	6M USD Libor
SMBC	2015~2033	USD 134,708	4.05% ~ 4.18%	6M USD Libor

(7)	Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2014 and 2015 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)		Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
		2014	2015	2014	2015	2014	2015
		In millions of won
Currency option	￦	—	—	16,535	—	—	—
Currency forward		58,068	357	321	8,523	(30,072)	—
Currency swap		168,987	431,565	(79,484)	75,752	(90,990)	(6,926)
Interest rate swap		(16,800)	161,609	(3,680)	30,314	(15,235)	4,082
Other derivatives		—	—	(709)	—	—	—

	￦	210,255	593,531	(67,017)	114,589	(136,297)	(2,844)

(*)	As of December 31, 2015, the net gain on valuation of derivatives using cash flow hedge accounting of ￦4,409 million, net of tax, is included in other comprehensive income.

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Loans and receivables	￦	68,910	611,610	106,013	678,126
Present value discount		(1,067)	(55,456)	(859)	(48,223)
Long-term/short-term financial instruments		100,099	604,363	5,132,829	758,037

	￦	167,942	1,160,517	5,237,983	1,387,940

(2)	Loans and receivables as of December 31, 2014 and 2015 are as follows:

		2014
		Face value	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	25,828	(1,067)	24,761
Loans for housing		12,050	—	12,050
Fisheries loan		6,032	—	6,032
Other loans		25,000	—	25,000

		68,910	(1,067)	67,843

Long-term loans and receivables
Loans for tuition		379,797	(54,569)	325,228
Loans for housing		110,152	—	110,152
Loans for related parties		111,033	—	111,033
Fisheries loan		7,696	(887)	6,809
Other loans		2,932	—	2,932

		611,610	(55,456)	556,154

	￦	680,520	(56,523)	623,997

		2015
		Face value	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	29,209	(859)	28,350
Loans for housing		11,170	—	11,170
Fisheries loan		6,032	—	6,032
Other loans		59,602	—	59,602

		106,013	(859)	105,154

Long-term loans and receivables
Loans for tuition		390,738	(47,822)	342,916
Loans for housing		132,239	—	132,239
Loans for related parties		99,768	—	99,768
Fisheries loan		1,664	(401)	1,263
Other loans		53,717	—	53,717

		678,126	(48,223)	629,903

	￦	784,139	(49,082)	735,057

(3)	Long-term and short-term financial instruments as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	90,088	742	2,131,089	3
Asset-Backed Commercial Paper		10,011	—	2,598,791	5,000
CP		—	—	48,350	—
CD		—	—	163,649	—
MMDA		—	300,000	—	—
RP		—	303,306	—	652,700
Others		—	315	190,950	100,334

	￦	100,099	604,363	5,132,829	758,037

13.	Inventories

Inventories as of December 31, 2014 and 2015 are as follows:

		2014
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,039,422	(1,130)	3,038,292
Merchandises		212	—	212
Work-in-progress		93,498	—	93,498
Finished goods		59,222	—	59,222
Supplies		840,463	(2,685)	837,778
Inventories in transit		500,466	—	500,466
Other inventories		8,001	—	8,001

	￦	4,541,284	(3,815)	4,537,469

		2015
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,304,220	(1,238)	3,302,982
Work-in-progress		133,226	—	133,226
Finished goods		51,073	—	51,073
Supplies		1,062,307	(4,428)	1,057,879
Inventories in transit		392,340	—	392,340
Other inventories		8,913	—	8,913

	￦	4,952,079	(5,666)	4,946,413

The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales were ￦687 million and ￦3,029 million for the years ended December 31, 2013 and 2014, respectively. The allowance for loss on inventory valuation due to decreases in the net realizable value of inventory included in cost of sales was ￦533 million for the year ended December 31, 2015. The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2013, 2014 and 2015 were ￦261 million, ￦2,709 million and ￦1,318 million, respectively.

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of December 31, 2014 and 2015 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

		2014		2015
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	88,698	8,275	98,488	12,098
1 ~ 5 years		378,703	237,062	407,426	203,699
More than 5 years		1,675,685	640,417	1,689,281	738,011

	￦	2,143,086	885,754	2,195,195	953,808

(3)	There are no impaired finance lease receivables as of December 31, 2014 and 2015.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Advance payment	￦	109,112	12,516	102,842	25,172
Prepaid expenses		154,047	97,972	159,378	85,105
Others(*)		239,352	23,605	135,730	20,956

	￦	502,511	134,093	397,950	131,233

(*)	Details of others as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Tax refund receivables	￦	182,564	1,037	39,158	2,658
Other quick assets and others		56,788	22,568	96,572	18,298

	￦	239,352	23,605	135,730	20,956

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2014 and 2015 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2014	2015
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Architectural engineering for utility plant and others	KOREA	66.32%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	54.00%	52.48%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2014	2015
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	82.14%	—
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KOWEPO America LLC	Solar photovoltaic power generation	USA	100.00%	—
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited(*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd.	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	54.00%	52.48%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2014	2015
HeeMang Sunlight Power Co., Ltd.	Power generation	KOREA	—	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	—	100.00%
KOSPO Youngnam Power Co., Ltd .	Operation of utility plant	KOREA	—	50.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.62%.

(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value(“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of December 31, 2015.

(2)	Subsidiaries newly included in or excluded from consolidation for the year ended December 31, 2015 are as follows:

(i)	Subsidiaries newly included in consolidation

Subsidiary	Reason
HeeMang Sunlight Power Co., Ltd.	Newly Established
Fujeij Wind Power Company	Newly Established
KOSPO Youngnam Power Co., Ltd.	Newly Established

(ii)	Subsidiaries excluded from consolidation

Subsidiary	Reason
Boulder Solar Power, LLC	Disposed
KOWEPO America LLC	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2014 and 2015 are as follows:

2014
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	49,237,136	27,588,281	9,379,564	1,446,060
Korea South-East Power Co., Ltd.		9,026,146	5,068,092	4,469,415	383,233
Korea Midland Power Co., Ltd.		7,074,578	4,073,784	5,041,682	110,533
Korea Western Power Co., Ltd.		8,245,105	5,008,954	4,840,007	151,662
Korea Southern Power Co., Ltd.		8,703,362	5,229,934	6,209,536	68,481
Korea East-West Power Co., Ltd.		8,370,732	4,805,302	4,507,011	168,534
KEPCO Engineering & Construction Company, Inc.		777,612	370,482	841,917	54,759
KEPCO Plant Service & Engineering Co., Ltd.		922,843	226,774	1,078,526	166,847
KEPCO Nuclear Fuel Co., Ltd.		568,370	257,899	241,310	32,588
KEPCO KDN Co., Ltd.		390,681	135,341	458,960	20,228
Garolim Tidal Power Plant Co., Ltd.		772	387	—	(39,856)
KEPCO International HongKong Ltd.		182,703	—	—	6,221
KEPCO International Philippines Inc.		101,864	405	—	98,878
KEPCO Gansu International Ltd.		16,330	506	—	(11)
KEPCO Philippines Holdings Inc.		124,418	40	—	5,987
KEPCO Philippines Corporation		13,670	139	—	(959)
KEPCO Ilijan Corporation		585,190	53,212	127,871	76,627
KEPCO Lebanon SARL		6,990	9,832	—	(164)
KEPCO Neimenggu International Ltd.		182,140	—	—	(172)
KEPCO Shanxi International Ltd.		523,357	245,170	—	1,935
KOMIPO Global Pte Ltd.		157,441	3,636	—	9,470
KEPCO Canada Energy Ltd.		69,507	113	—	(18)
KEPCO Netherlands B.V.		189,121	14	—	367
KOREA Imouraren Uranium Investment Corp.		227,897	207	—	(48)
KEPCO Australia Pty., Ltd.		539,961	2,572	4,532	799
KOSEP Australia Pty., Ltd.		19,771	935	4,786	2,413
KOMIPO Australia Pty., Ltd.		18,779	542	4,786	1,786
KOWEPO Australia Pty., Ltd.		19,990	1,004	4,786	2,434
KOSPO Australia Pty., Ltd.		18,983	932	4,439	2,007
KEPCO Middle East Holding Company		116,615	133,338	—	(1,470)
Qatrana Electric Power Company		553,134	462,329	17,079	15,724
KHNP Canada Energy Ltd.		47,982	58	—	(17)
KEPCO Bylong Australia Pty., Ltd.		169,209	200,443	—	(20,958)
Korea Waterbury Uranium Limited Partnership		22,058	35	—	(59)
KEPCO Canada Uranium Investment Limited Partnership		70,778	25	—	(30)
Korea Electric Power Nigeria Ltd.		1,112	786	23,863	204
KEPCO Holdings de Mexico		11	21	—	(12)
KST Electric Power Company		512,793	496,780	16,668	13,496
KEPCO Energy Service Company		374	535	5,032	40
KEPCO Netherlands S3 B.V.		62,583	30	—	812
PT. KOMIPO Pembangkitan Jawa Bali		17,282	6,034	21,276	8,929
PT. Cirebon Power Service		1,630	402	6,694	354
KOWEPO International Corporation		—	—	—	(1,861)
KOSPO Jordan, LLC.		10,270	1,742	29,682	2,512
EWP Philippines Corporation		6,570	283	—	(848)
EWP America Inc. (*)		104,855	76,669	57,251	(21)
KNF Canada Energy Limited		2,118	48	—	(65)
PT KEPCO Resource Indonesia		1,366	13	—	(267)
EWP Barbados 1 SRL		296,278	162	2,633	322
Gyeonggi Green Energy Co., Ltd.		334,074	264,278	124,181	(4,989)
PT. Tanggamus Electric Power		24,120	8,339	20,089	(3,125)

2014
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Gyeongju Wind Power Co., Ltd.	￦	48,570	30,225	7,871	2,590
KOMIPO America Inc.		10,118	7	—	—
Boulder Solar Power, LLC.		8,457	7	—	(712)
KOSEP USA, INC.		35,062	1,581	2,315	(119)
PT. EWP Indonesia		902	15	—	(278)
KOWEPO America, LLC.		5,813	137	—	(1,006)
KEPCO Netherlands J3 B.V.		113,818	44	—	(61)
Korea Offshore Wind Power Co., Ltd.		11,762	2,287	—	(3,424)
Global One Pioneer B.V.		40	24	—	(60)
Global Energy Pioneer B.V.		42	29	—	(64)
Mira Power Limited		32,977	221	—	(1,109)
KOSEP Material Co., Ltd.		42,766	23,226	—	(2,463)
Commerce and Industry Energy Co., Ltd.		103,346	87,047	23,645	(881)
KEPCO Singapore Holdings Pte., Ltd.		1,012	—	—	(20)
KOWEPO India Private Limited		997	11	—	(397)
KEPCO KPS Philippines Corp.		5,147	2,150	9,263	1,912
KOSPO Chile SpA		3,143	4,354	—	(1,640)
PT. KOWEPO Sumsel Operation and Maintenance Services		1,628	1,386	—	(408)

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

2015
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	51,043,890	27,386,113	10,642,352	2,465,244
Korea South-East Power Co., Ltd.		9,326,835	4,859,827	4,961,711	601,204
Korea Midland Power Co., Ltd.		7,857,199	4,648,144	3,927,443	226,244
Korea Western Power Co., Ltd.		9,225,791	5,719,032	4,214,540	294,617
Korea Southern Power Co., Ltd.		9,216,084	5,525,865	4,317,995	224,757
Korea East-West Power Co., Ltd.		8,828,603	4,836,904	4,047,655	454,942
KEPCO Engineering & Construction Company, Inc.		855,156	438,371	657,603	31,047
KEPCO Plant Service & Engineering Co., Ltd.		1,029,304	246,342	1,171,082	168,632
KEPCO Nuclear Fuel Co., Ltd.		666,677	328,364	253,524	35,115
KEPCO KDN Co., Ltd.		439,725	159,275	451,678	33,578
Garolim Tidal Power Plant Co., Ltd.		655	346	—	(76)
KEPCO International HongKong Ltd.		172,686	18	—	4,993
KEPCO International Philippines Inc.		115,594	1,542	—	38,541
KEPCO Gansu International Ltd.		17,405	540	—	(6)
KEPCO Philippines Holdings Inc.		132,094	26	—	24,690
KEPCO Philippines Corporation		13,998	218	—	265
KEPCO Ilijan Corporation		603,865	58,572	126,234	54,596
KEPCO Lebanon SARL		741	10,182	—	(1,541)
KEPCO Neimenggu International Ltd.		184,860	348	—	8,027
KEPCO Shanxi International Ltd.		562,652	242,270	—	22,949
KOMIPO Global Pte Ltd.		187,885	29	—	16,572
KEPCO Canada Energy Ltd.		55,945	23	—	(64)
KEPCO Netherlands B.V.		169,496	61	—	1,409
KOREA Imouraren Uranium Investment Corp.		224,499	263	—	5,964
KEPCO Australia Pty., Ltd.		510,892	2,541	4,510	168
KOSEP Australia Pty., Ltd.		18,180	1,581	4,729	346
KOMIPO Australia Pty., Ltd.		17,397	559	4,729	349
KOWEPO Australia Pty., Ltd.		18,320	1,578	4,729	353
KOSPO Australia Pty., Ltd.		18,358	1,567	4,729	356
KEPCO Middle East Holding Company		147,618	150,798	—	14,142
Qatrana Electric Power Company		521,206	412,587	17,844	31,767
KHNP Canada Energy Ltd.		42,731	22	—	(123)
KEPCO Bylong Australia Pty., Ltd.		183,468	236,545	—	(23,352)
Korea Waterbury Uranium Limited Partnership		20,370	699	—	(48)
KEPCO Canada Uranium Investment Limited Partnership		38,804	14	—	(26,171)
Korea Electric Power Nigeria Ltd.		1,721	1,179	55,768	309
KEPCO Holdings de Mexico		39	34	—	(13)
KST Electric Power Company		564,358	529,439	97,879	14,631
KEPCO Energy Service Company		1,435	604	6,034	875
KEPCO Netherlands S3 B.V.		66,251	189	—	716
PT. KOMIPO Pembangkitan Jawa Bali		16,536	6,170	20,143	8,047
PT. Cirebon Power Service		2,795	1,010	6,663	459
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		12,998	1,117	9,840	2,693
EWP Philippines Corporation		2,664	1,592	—	258
EWP America Inc. (*)		115,562	82,167	59,124	3,227
KNF Canada Energy Limited		1,874	18	—	(66)
PT KEPCO Resource Indonesia		1,210	—	—	(217)
EWP Barbados 1 SRL		260,638	370	2,829	273
Gyeonggi Green Energy Co., Ltd.		315,299	249,608	104,674	(4,111)
PT. Tanggamus Electric Power		106,892	91,416	60,044	(7,138)
Gyeongju Wind Power Co., Ltd.		62,600	27,822	5,993	968
KOMIPO America Inc.		13,487	2,480	—	218

2015
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KOSEP USA, INC.	￦	40,035	4,178	4,975	153
PT. EWP Indonesia		1,039	15	—	(374)
KEPCO Netherlands J3 B.V.		121,492	81	—	18,858
Korea Offshore Wind Power Co., Ltd.		7,579	2,317	—	(4,213)
Global One Pioneer B.V.		40	20	—	(48)
Global Energy Pioneer B.V.		42	20	—	(48)
Mira Power Limited		110,918	66,963	—	(1,581)
KOSEP Material Co., Ltd.		29,768	28,013	26,310	(17,665)
Commerce and Industry Energy Co., Ltd.		99,638	86,727	24,774	(3,387)
KEPCO Singapore Holdings Pte., Ltd.		1,817	—	—	(9)
KOWEPO India Private Limited		911	10	—	(105)
KEPCO KPS Philippines Corp.		5,688	953	14,278	1,677
KOSPO Chile SpA		133	4,642	—	(942)
PT. KOWEPO Sumsel Operation and Maintenance Services		2,053	51	5,405	1,762
HeeMang Sunlight Power Co., Ltd.		4,711	—	—	(9)
Fujeij Wind Power Company		83	—	—	—
KOSPO Youngnam Power Co., Ltd .		82,173	32,166	—	7

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, and California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors..

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without written consent of financial institutions.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2014 and 2015 are as follows:

2014
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garolim Tidal Power Plant Co., Ltd.	Others	Total
		In millions of won
Percentage of ownership		49.00%	46.00%	33.37%	51.00%
Current assets	￦	143,229	461,750	355,292	729	605,778	1,566,778
Non-current assets		441,961	461,093	422,320	43	2,301,291	3,626,708
Current liabilities		(19,022)	(181,871)	(315,766)	(387)	(391,393)	(908,439)
Non-current liabilities		(34,190)	(44,903)	(54,716)	—	(1,765,520)	(1,899,329)
Net assets		531,978	696,069	407,130	385	750,156	2,385,718
Book value of non-controlling interest		260,669	320,192	135,859	197	616,443	1,333,360
Sales		127,871	1,078,526	841,917	—	531,983	2,580,297
Profit (loss) for the period		76,627	166,847	54,759	(39,856)	54,875	313,252
Profit (loss) for the period attributable to non-controlling interest		37,547	61,734	15,853	(20,326)	24,014	118,822
Cash flows from operating activities		111,248	183,865	16,226	(4,818)	53,990	360,511
Cash flows from investing activities		(3,221)	(70,186)	(14,066)	(1,454)	(64,720)	(153,647)
Cash flows from financing activities before dividends to non-controlling interest		(116,956)	(43,092)	(19,258)	—	35,825	(143,481)
Dividends to non-controlling interest		(96,533)	(25,308)	(4,905)	—	(4,224)	(130,970)
Effect of exchange rate fluctuation		2,456	70	(147)	69	5,858	8,306
Net increase (decrease) of cash and cash equivalents		(103,006)	45,349	(22,150)	(6,203)	26,729	(59,281)

2015
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	47.52%	33.37%
Current assets	￦	161,855	547,152	341,559	631,442	1,682,008
Non-current assets		442,010	482,152	513,597	1,976,302	3,414,061
Current liabilities		(22,522)	(195,030)	(342,315)	(296,152)	(856,019)
Non-current liabilities		(36,050)	(51,312)	(96,056)	(1,566,200)	(1,749,618)
Net assets		545,293	782,962	416,785	745,392	2,490,432
Book value of non-controlling interest		267,194	372,064	139,081	644,787	1,423,126
Sales		126,234	1,171,082	657,603	637,544	2,592,463
Profit for the period		54,596	168,632	31,047	61,554	315,829
Profit for the period attributable to non-controlling interest		26,752	78,852	10,360	11,802	127,766
Cash flows from operating activities		83,697	140,625	11,280	(29,888)	205,714
Cash flows from investing activities		(16,021)	(104,477)	(134,874)	(178,241)	(433,613)
Cash flows from financing activities before dividends to non-controlling interest		(39,730)	(40,581)	69,955	226,976	216,620
Dividends to non-controlling interest		(36,080)	(34,569)	(7,300)	(24,577)	(102,526)
Effect of exchange rate fluctuation		4,123	3	(51)	6,399	10,474
Net increase (decrease) of cash and cash equivalents		(4,011)	(38,999)	(60,990)	669	(103,331)

(6)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	There are no changes in goodwill for the years ended December 31, 2014 and 2015

(7)	Disposals of subsidiaries

The Company disposed the shares of Boulder Solar Power, LLC and liquidated KOWEPO America LLC during the year ended December 31, 2015. The Company also disposed the shares of Korea Engineering & Power Services Co., Ltd. and liquidated EWP Philippine Holdings Corporation during the year ended December 31, 2014.

(i)	The fair value of sales price as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Consideration received in cash	￦	46,476	10,664
Deferred consideration on disposals included in other receivables		—	13,860

Total	￦	46,476	24,524

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Current assets
Cash and cash equivalents	￦	2,187	10,071
Current financial assets, net		4,781	1,077
Trade and other receivables, net		5,460	—
Current non-financial assets		232	—

Non-current assets
Non-current financial assets, net		144	—
Non-current trade and other receivables, net		351	—
Property, plant and equipment, net		934	2,460
Other		50	2,893

Current liabilities
Trade and other payables, net		(1,655)	—
Current non-financial liabilities		(161)	(7)

	￦	12,323	16,494

(iii)	Gain from disposals of subsidiaries for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
The fair value of sale price	￦	46,476	24,524
Net assets disposed		(12,323)	(16,494)
Non-controlling interests		5,765	—
Realization of unrealized gain		534	—
Other comprehensive income (loss) (*1)		(20)	346

Gain from disposals of subsidiaries (*2)	￦	40,432	8,376

(*1)	This represents the amount reclassified from other comprehensive income or loss to profit or loss when the Company lost its control of the subsidiaries.

(*2)	Gain from disposals of subsidiaries is included in the consolidated statements of comprehensive income.

(iv)	Net cash flow from sales of subsidiaries for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Consideration received in cash	￦	46,476	10,664
Less: Cash in disposed subsidiaries		(2,187)	(10,071)

Net cash flow	￦	44,289	593

(8)	Cash dividends received from subsidiaries for the years ended December 31, 2013, 2014 and 2015 respectively are as follows:

Subsidiaries		2013	2014	2015
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	63,035	—	446,399
Korea South-East Power Co., Ltd.		89,569	34,800	57,485
Korea Midland Power Co., Ltd.		66,153	12,244	16,580
Korea Western Power Co., Ltd.		59,160	32,048	22,749
Korea Southern Power Co., Ltd.		51,680	30,800	10,272
Korea East-West Power Co., Ltd.		82,200	8,100	25,280
KEPCO Engineering & Construction Company, Inc.		55,280	10,996	14,574
KEPCO Plant Service & Engineering Co., Ltd.		45,363	43,095	40,584
KEPCO Nuclear Fuel Co., Ltd.		16,346	5,936	6,280
KEPCO KDN Co., Ltd.		2,043	3,424	4,046
Korea Engineering & Power Services Co., Ltd.		1,458	1,573	—
KEPCO International HongKong Ltd.		12,132	74,927	25,826
KEPCO International Philippines Inc.		—	100,122	32,891
KEPCO Philippines Corporation		1,986	—	—
KEPCO Ilijan Corporation		—	101,647	38,128
KEPCO Philippines Holdings Inc.		6,678	2,811	19,221
KEPCO Neimenggu International Ltd.		3,629	6,308	25,338
KEPCO Netherlands B.V.		8,923	—	—
Qatrana Electric Power Company		—	—	16,857
KOSPO Jordan LLC		129	446	—
EWP Philippines Corporation		—	—	5,586
KEPCO Netherlands S3 B.V.		—	—	1,382
PT. KOMIPO Pembangkitan Jawa Bali		1,663	2,827	3,169
KEPCO Netherlands J3 B.V.		—	—	19,254
Gyeongju Wind Power Co., Ltd.		—	651	1,294

	￦	567,427	472,755	833,195

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2014 and 2015 are as follows:

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	71,387
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,097,539
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	21,622
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,889
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	28,771
Gangwon Wind Power Co., Ltd.(*2)	Wind power generation	KOREA	15.00%		5,725	12,385
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,033
Korea Power Exchange(*6)	Management of power market	KOREA	100.00%		127,839	198,021
AMEC Partners Korea Ltd.(*3)	Resources management	KOREA	19.00%		707	200
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	29.00%		71,070	35,925

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%	￦	1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,525
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,706
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,876	3,693
Daeryun Power Co., Ltd.(*3, 10)	Power generation	KOREA	13.13%		25,477	41,951
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,486
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,744
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	47,799
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	667,578
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	43,335
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited(*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	16,071
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	540,011
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	104,244
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		49,831	50,668
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		23,474	22,152
Busan Solar Co., Ltd.(*3)	Power generation	KOREA	19.80%		793	853
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	818
Samcheok Eco Material Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.67%		686	212
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	189
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	28,064
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	9.67%		2,900	2,586
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	6.04%		2,900	2,783
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		193	221
DS POWER Co., Ltd.(*2)	Power generation	KOREA	10.91%		17,900	15,642
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	100,545
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	325
Yeongwol Energy Station Co., Ltd.(*2)	Power generation	KOREA	10.00%		1,400	1,741
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,344
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,623
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,581
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	93
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,334

					2,095,419	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	66.00%		11,355	9,042
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,514

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%	￦	60,083	16,241
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	345
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,601	22,010
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,608
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,725
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,902
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	190,519
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,467
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,539
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	8,121
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,628
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	226,892
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	2,899
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,284
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	201,409
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	343
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,087
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	12,207
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	8,248
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,711
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		111,476	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.(*7)	R&D	KOREA	51.00%		5,629	4,617
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	33.10%		40,000	37,837
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,555
Nepal Water & Energy Development Company Pty Ltd.(*7)	Construction and operation of utility plant	NEPAL	59.61%		18,568	17,872
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		15	—
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,962
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		350	102
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	3,156
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		747	700
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	465
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	—

					1,273,251	1,166,894

				￦	3,368,670	5,508,724

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2014, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisitions of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	80,267
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,102,813
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	18,994
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,365
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	19,490
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	12,890
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,664
Korea Power Exchange(*6)	Management of power market	KOREA	100.00%		127,839	208,735
AMEC Partners Korea Ltd.(*3)	Resources management	KOREA	19.00%		707	230
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	29.00%		71,070	6,990
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,956
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,587
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,402
Daeryun Power Co., Ltd.(*3, 10)	Power generation	KOREA	13.13%		25,477	36,156
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,143
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,924
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	58,033
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	728,396
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	60,574
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—

2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost	Book value
				In millions of won
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%	12	—
Dolphin Property Limited(*4)	Rental company	NIGERIA	15.00%	12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%	21,292	18,963
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%	615,860	525,066
S-Power Co., Ltd.	Power generation	KOREA	49.00%	132,300	130,908
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%	49,831	51,187
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%	461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%	32,717	31,863
Busan Solar Co., Ltd.(*3)	Power generation	KOREA	19.80%	793	925
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%	50	—
Green Biomass Co., Ltd.(*12)	Power generation	KOREA	14.00%	714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%	2,978	—
Samcheok Eco Material Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.67%	686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%	400	295
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%	29,200	26,746
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	2.90%	2,900	2,670
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	3.72%	2,900	2,688
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%	40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%	194	189
DS POWER Co., Ltd.(*2)	Power generation	KOREA	10.91%	17,900	10,960
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%	107,958	55,667
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%	637	618
Yeongwol Energy Station Co., Ltd.(*2)	Power generation	KOREA	10.00%	1,400	1,290
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%	9,000	8,350
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%	3,821	3,575
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%	1,230	1,886
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%	1,680	702
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%	290	1,805
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%	14,564	14,512
Jungbu Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%	1,000	904
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%	1,596	1,446
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%	8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%	290	289

				2,157,849	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	52.80%	11,355	8,549
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%	9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%	27,660	27,640
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%	60,191	20,474

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%	￦	30	486
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	20,299
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,203
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,789
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,010
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,524
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	16,107
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,580
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	59,368
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,586
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	241,918
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	4,985
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,678
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,379
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	426
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,100
KODE NOVUS 1 LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS 2 LLC	Power generation	USA	49.00%		12,498	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,352
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		111,476	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.(*7)	R&D	KOREA	51.00%		5,629	4,501
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	34.00%		51,149	48,281
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,926
Nepal Water & Energy Development Company Pty Ltd.(*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,765
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		32,868	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,668
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	269
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	617
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	514
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	—

					1,317,983	1,287,862

				￦	3,475,832	5,693,530

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2015, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*10)	The effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of December 31, 2014 and 2015 are as follows:

Investees		2014	2015
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	60,506	46,514
Korea Gas Corporation(*)		936,495	696,465
YTN Co., Ltd.		23,940	26,235
SPC Power Corporation		65,888	65,552
PT. Bayan Resources TBK		391,463	446,250

(*)	The carrying amount of Korea Gas Corporation (“KOGAS”) is ￦2,102,813 million as of December 31, 2015 and management has determined that there is objective evidence of impairment. As a result of the impairment test, the Company has not recognized any impairment loss as the value in use is greater than the carrying amount. The recoverable amount of KOGAS based on its value in use is calculated by considering the long-term natural gas supply and demand programs of future cash flows approved by Ministry of Trade, Industry & Energy and the discount rate of 4.55%.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2014 and 2015 are as follows:

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	74,878	—	—	—	(3,494)	3	—	71,387
Korea Gas Corporation		1,926,800	—	—	—	96,457	69,489	4,793	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		22,450	—	—	(1,872)	2,275	—	(1,231)	21,622
YTN Co., Ltd.		38,426	—	—	(90)	2,423	(26)	(844)	39,889
Cheongna Energy Co., Ltd.		28,114	5,707	—	—	(5,023)	(27)	—	28,771
Gangwon Wind Power Co., Ltd.		13,185	—	—	(1,988)	1,155	33	—	12,385
Hyundai Green Power Co., Ltd.		110,157	—	—	(8,889)	11,764	—	1	113,033
Korea Power Exchange		189,544	—	—	—	13,274	—	(4,797)	198,021
AMEC Partners Korea Ltd.		189	—	—	—	11	—	—	200
Hyundai Energy Co., Ltd.		43,386	—	—	—	(7,461)	—	—	35,925
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,553	—	—	(991)	963	—	—	5,525
Alternergy Philippine Investments Corporation		1,500	—	(1,497)	—	(7)	228	(224)	—
Muju Wind Power Co., Ltd.		2,707	—	—	—	—	—	(1)	2,706
Pyeongchang Wind Power Co., Ltd.		600	3,238	—	—	(128)	(17)	—	3,693
Daeryun Power Co., Ltd.		24,599	—	—	—	(1,748)	—	19,100	41,951
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,344	—	—	(1,292)	1,434	—	—	6,486
KNH Solar Co., Ltd.		1,372	—	—	—	372	—	—	1,744
SPC Power Corporation		47,661	—	—	—	(1,800)	335	1,603	47,799
Gemeng International Energy Co., Ltd.		608,674	—	—	(6,905)	54,368	11,441	—	667,578
PT. Cirebon Electric Power		32,826	1,148	—	—	6,303	3,058	—	43,335
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
Dolphin Property Limited		—	—	—	—	184	(8)	(115)	61
E-Power S.A.		5,284	—	(5,041)	(1,431)	1,173	15	—	—
PT Wampu Electric Power		15,121	—	—	—	308	642	—	16,071
PT. Bayan Resources TBK		579,534	—	—	—	(30,565)	(8,958)	—	540,011
S-Power Co., Ltd.		107,264	—	—	—	(3,020)	—	—	104,244
Pioneer Gas Power Limited		43,666	1,122	—	—	298	5,582	—	50,668
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		18,058	4,546	—	—	(915)	753	(290)	22,152
Busan Solar Co., Ltd.		741	—	—	—	112	—	—	853
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	—	—	—	3
Green Biomass Co., Ltd.		171	—	—	—	(171)	—	—	—
Gumi-ochang Photovoltaic Power Co., Ltd.		389	—	(399)	(14)	24	—	—	—
Chungbuk Photovoltaic Power Co., Ltd.		184	—	(192)	—	8	—	—	—
Cheonan Photovoltaic Power Co., Ltd.		148	—	(138)	—	(10)	—	—	—
PT. Mutiara Jawa		1,666	—	—	—	(885)	37	—	818
Samcheok Eco Material Co., Ltd.		—	686	—	—	(474)	—	—	212
Noeul Green Energy Co., Ltd.		—	200	—	—	(11)	—	—	189
Naepo Green Energy Co., Ltd.		—	29,200	—	—	(995)	(141)	—	28,064
Goseong Green Energy Co., Ltd.		—	2,900	—	—	(311)	—	(3)	2,586
Gangneung Eco Power Co., Ltd.		—	2,900	—	—	(117)	—	—	2,783
Shin Pyeongtaek Power Co., Ltd.		—	40	—	—	(40)	—	—	—
Hyundai Asan Solar Power Co., Ltd.		462	—	(430)	—	(32)	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		91	101	—	—	31	(2)	—	221

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Jeonnam Solar Co., Ltd.	￦	696	—	(941)	—	241	4	—	—
DS POWER Co., Ltd.		17,900	—	—	—	(2,258)	—	—	15,642
D Solar Energy Co., Ltd.		364	—	(418)	—	54	—	—	—
Dongducheon Dream Power Co., Ltd.		134,398	—	(29,782)	—	(4,071)	—	—	100,545
KS Solar Corp. Ltd.		537	—	—	—	(202)	(10)	—	325
KOSCON Photovoltaic Co., Ltd.		315	—	(351)	—	36	—	—	—
Yeongwol Energy Station Co., Ltd.		908	—	(410)	—	1,239	3	1	1,741
Yeonan Photovoltaic Co., Ltd.		123	—	(128)	—	5	—	—	—
Q1 Solar Co., Ltd.		983	—	(1,123)	—	140	—	—	—
Jinbhuvish Power Generation Pvt. Ltd.		8,495	—	—	—	(197)	46	—	8,344
Best Solar Energy Co., Ltd.		898	—	(1,242)	—	344	—	—	—
Seokcheon Solar Power Co., Ltd.		1,046	—	(1,041)	(49)	48	1	(5)	—
SE Green Energy Co., Ltd.		3,745	—	—	—	(122)	—	—	3,623
Daegu Photovoltaic Co., Ltd.		1,334	—	—	—	247	—	—	1,581
Jeongam Wind Power Co., Ltd.		324	—	—	—	(231)	—	—	93
Korea Power Engineering Service Co., Ltd.		585	—	—	—	787	—	(38)	1,334
Golden Route J Solar Power Co., Ltd.		99	—	(75)	—	(24)	—	—	—

		4,124,574	51,788	(43,208)	(23,521)	131,766	82,481	17,950	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.		9,537	—	—	—	(493)	—	(2)	9,042
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,161	—	—	(740)	(346)	439	—	27,514
Shuweihat Asia Power Investment B.V.		64	59,576	—	—	6,077	(49,428)	(48)	16,241
Shuweihat Asia Operation & Maintenance Company		29	—	—	(869)	1,172	14	(1)	345
Waterbury Lake Uranium L.P.		23,042	762	—	—	—	1,285	(3,079)	22,010
ASM-BG Investicii AD		20,088	—	—	—	1,131	(1,611)	—	19,608
RES Technology AD		16,045	—	—	—	(78)	(1,242)	—	14,725
KV Holdings, Inc.		1,842	—	—	—	—	60	—	1,902
KEPCO SPC Power Corporation		143,294	—	—	(8,069)	48,623	6,640	31	190,519
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		2,202	—	—	—	(2,190)	(12)	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		19,237	—	—	—	(2,012)	242	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		166,330	—	—	(8,951)	9,144	2,973	—	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,604	—	—	(788)	531	192	—	10,539
Rabigh Electricity Company		—	—	—	—	25,040	(18,709)	1,790	8,121
Rabigh Operation & Maintenance Company		4,082	—	—	(2,546)	2,945	147	—	4,628
Jamaica Public Service Company Limited(*)		268,022	—	—	—	—	—	(41,130)	226,892
KW Nuclear Components Co., Ltd.		2,476	—	—	(1,399)	1,821	—	1	2,899
Busan Shinho Solar Power Co., Ltd.		2,871	—	—	—	423	(10)	—	3,284
GS Donghae Electric Power Co., Ltd.		173,915	117,600	(88,962)	—	(580)	(161)	(403)	201,409
YEONGAM Wind Power Co., Ltd.		11,424	—	(12,533)	—	1,109	—	—	—
Global Trade Of Power System Co., Ltd.		249	—	—	—	94	—	—	343

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Expressway Solar-light Power Generation Co., Ltd.	￦	1,863	—	(1,276)	(237)	1,737	—	—	2,087
KODE NOVUS 1 LLC.		14,237	—	—	—	(2,324)	294	—	12,207
KODE NOVUS 2 LLC.		9,510	—	—	—	(1,592)	330	—	8,248
Daejung Offshore Wind Power Co., Ltd.		4,135	—	—	—	(424)	—	—	3,711
Amman Asia Electric Power Company		111,315	6,755	—	—	23,324	(19,003)	—	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,758	—	—	—	(141)	—	—	4,617
Dangjin Echo Power Co., Ltd.		39,102	—	—	—	(1,235)	(35)	5	37,837
Honam Wind Power Co., Ltd.		1,933	—	—	—	248	1,254	120	3,555
Nepal Water & Energy Development Company Pty Ltd.		10,409	8,018	—	—	(928)	373	—	17,872
Chun-cheon Energy Co., Ltd.		—	15	—	—	(15)	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.		—	3,000	—	—	(33)	—	(5)	2,962
Nghi Son 2 Power Ltd.		—	350	—	—	(268)	(14)	34	102
Kelar S.A		4,180	—	—	—	(1,047)	407	(384)	3,156
PT. Tanjung Power Indonesia		361	359	—	—	(60)	39	1	700
Incheon New Power Co., Ltd.		449	—	—	—	9	—	7	465
Seokmun Energy Co., Ltd.		415	—	—	—	(415)	—	—	—

		1,106,181	196,435	(102,771)	(23,599)	109,247	(75,536)	(43,063)	1,166,894

	￦	5,230,755	248,223	(145,979)	(47,120)	241,013	6,945	(25,113)	5,508,724

(*)	It has been determined that there is objective evidence of impairment as a result of one or more events including that a financial institution granted Jamaica Public Service Company Limited (“JPS”) a concession that the financial institution would not otherwise consider. As of December 31, 2014, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of ￦52,279 million is recognized in profit or loss. The recoverable amount of JPS is its value in use which is calculated based on the most recent financial budget of future cash flows for a period of 10 years approved by management and the discount rate used to calculate the value in use is 10.15%.

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	71,387	—	—	—	8,902	—	(22)	80,267
Korea Gas Corporation		2,097,539	—	—	(4,725)	67,949	(55,453)	(2,497)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,792)	—	431	18,994
YTN Co., Ltd.		39,889	—	—	(90)	(188)	(935)	(311)	38,365
Cheongna Energy Co., Ltd.		28,771	—	—	—	(9,281)	—	—	19,490
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	1,279	78	—	12,890
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	9,520	—	—	113,664
Korea Power Exchange		198,021	—	—	—	9,944	—	770	208,735
AMEC Partners Korea Ltd.		200	—	—	—	30	—	—	230
Hyundai Energy Co., Ltd. (*1)		35,925	—	—	—	(13,731)	—	(15,204)	6,990
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	(569)	—	—	4,956
Muju Wind Power Co., Ltd.		2,706	—	—	—	(119)	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(291)	—	—	3,402
Daeryun Power Co., Ltd.		41,951	—	—	—	(5,798)	—	3	36,156
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Changjuk Wind Power Co., Ltd.	￦	6,486	—	—	—	(343)	—	—	6,143
KNH Solar Co., Ltd.		1,744	—	—	—	178	2	—	1,924
SPC Power Corporation		47,799	—	—	(1,349)	5,375	381	5,827	58,033
Gemeng International Energy Co., Ltd.		667,578	—	—	(37,163)	51,766	89,481	(43,266)	728,396
PT. Cirebon Electric Power		43,335	—	—	—	12,210	5,029	—	60,574
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(880)	(641)	1,521	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,092)	(599)	1,691	—
Dolphin Property Limited		61	—	—	—	—	—	—	61
PT Wampu Electric Power		16,071	2,357	—	—	(600)	1,135	—	18,963
PT. Bayan Resources TBK		540,011	—	—	—	(11,341)	(3,604)	—	525,066
S-Power Co., Ltd.		104,244	24,300	—	—	2,364	—	—	130,908
Pioneer Gas Power Limited		50,668	—	—	—	59	460	—	51,187
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	9,244	—	—	(749)	1,216	—	31,863
Busan Solar Co., Ltd.		853	—	—	—	72	—	—	925
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Material Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	200	—	—	(91)	(3)	—	295
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(1,318)	—	—	26,746
Goseong Green Energy Co., Ltd.		2,586	—	—	—	84	—	—	2,670
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(95)	—	—	2,688
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(4,671)	—	(11)	10,960
Dongducheon Dream Power Co., Ltd. (*2)		100,545	—	—	—	(3,412)	—	(41,466)	55,667
KS Solar Corp. Ltd.		325	—	—	—	293	—	—	618
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(451)	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		8,344	—	—	—	(42)	48	—	8,350
SE Green Energy Co., Ltd.		3,623	—	—	—	(48)	—	—	3,575
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	305	—	—	1,886
Jeongam Wind Power Co., Ltd.		93	880	—	—	(271)	—	—	702
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	542	—	(27)	1,805
Busan Green Energy Co., Ltd.		—	14,564	—	—	(52)	—	—	14,512
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(96)	—	—	904
Korea Electric Vehicle Charging Service		—	1,596	—	—	(135)	—	(15)	1,446
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	(583)	—	—	7,417
Korea Nuclear Partners Co., Ltd.		—	290	—	—	(1)	—	—	289

		4,341,830	62,431	—	(54,379)	111,801	36,561	(92,576)	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(493)	—	—	8,549
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(135)	261	—	27,640
Shuweihat Asia Power Investment B.V.		16,241	108	—	—	4,008	117	—	20,474
Shuweihat Asia Operation & Maintenance Company		345	—	—	(798)	922	24	(7)	486
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(2,507)	796	20,299
ASM-BG Investicii AD		19,608	—	—	—	1,384	(789)	—	20,203
RES Technology AD		14,725	—	—	—	(318)	(618)	—	13,789
KV Holdings, Inc.		1,902	—	—	—	74	34	—	2,010
KEPCO SPC Power Corporation		190,519	—	—	(28,986)	43,801	3,190	—	208,524
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
KEPCO Energy Resource Nigeria Limited	￦	—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,546)	186	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	8,512	1,464	(9)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(33)	74	—	10,580
Rabigh Electricity Company		8,121	—	—	—	21,582	29,703	(38)	59,368
Rabigh Operation & Maintenance Company		4,628	—	—	(1,780)	533	205	—	3,586
Jamaica Public Service Company Limited		226,892	—	—	—	—	15,027	(1)	241,918
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,065	—	37	4,985
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	394	—	—	3,678
GS Donghae Electric Power Co., Ltd.		201,409	—	—	—	(1,064)	—	34	200,379
Global Trade Of Power System Co., Ltd.		343	—	—	—	83	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	13	—	—	2,100
KODE NOVUS 1 LLC		12,207	—	—	—	(11,639)	588	(1,156)	—
KODE NOVUS 2 LLC		8,248	—	—	—	(8,104)	413	(557)	—
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(359)	—	—	3,352
Amman Asia Electric Power Company		122,391	—	—	(19,510)	25,131	10,244	(588)	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,617	—	—	—	(98)	—	(18)	4,501
Dangjin Echo Power Co., Ltd.		37,837	20,000	(8,851)	—	(712)	70	(63)	48,281
Honam Wind Power Co., Ltd.		3,555	—	—	—	371	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		17,872	—	—	—	(1,277)	1,170	—	17,765
Chun-cheon Energy Co., Ltd.		—	32,853	—	—	(719)	(158)	—	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(294)	—	—	2,668
Nghi Son 2 Power Ltd.		102	722	—	—	(562)	2	5	269
Kelar S.A		3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(98)	—	15	617
Incheon New Power Co., Ltd.		465	—	—	—	49	—	—	514
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	53,683	(8,951)	(60,329)	82,471	58,293	(4,199)	1,287,862

	￦	5,508,724	116,114	(8,951)	(114,708)	194,272	94,854	(96,775)	5,693,530

(*1)	‘Others’ include ￦15,204 million of assets held-for-sale (note 42).

(*2)	‘Others’ include ￦41,170 million of assets held-for-sale (note 42).

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2014 and 2015 are as follows:

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	666,935	517,892	43,908	(7,310)
Korea Gas Corporation		46,772,022	37,047,686	37,273,360	447,183
Korea Electric Power Industrial Development Co., Ltd.		151,511	76,953	329,215	13,118
YTN Co., Ltd.		335,740	149,337	114,743	11,289
Cheongna Energy Co., Ltd.		443,672	384,020	47,075	(11,585)
Gangwon Wind Power Co., Ltd.		123,242	41,002	28,829	11,708
Hyundai Green Power Co., Ltd.		1,215,849	826,080	503,197	40,797
Korea Power Exchange		223,080	25,059	86,735	13,289
AMEC Partners Korea Ltd.		1,234	180	671	60
Hyundai Energy Co., Ltd.		549,560	467,245	88,001	(16,214)
Ecollite Co., Ltd.		2,467	443	—	39
Taebaek Wind Power Co., Ltd.		50,776	28,677	10,362	3,856
Muju Wind Power Co., Ltd.		10,826	—	—	(4)
Pyeongchang Wind Power Co., Ltd.		14,772	2	—	(513)
Daeryun Power Co., Ltd.		832,682	622,244	338,191	(9,213)
JinanJangsu Wind Power Co., Ltd.		308	—	—	(1)
Changjuk Wind Power Co., Ltd.		42,349	20,730	10,487	4,741
KNH Solar Co., Ltd.		28,451	21,992	4,913	1,315
SPC Power Corporation		174,917	49,131	63,969	30,959
Gemeng International Energy Co., Ltd.		5,690,748	3,727,276	1,497,330	183,604
PT. Cirebon Electric Power		985,975	828,393	266,963	23,363
KNOC Nigerian East Oil Co., Ltd.		247,785	310,719	—	(7,157)
KNOC Nigerian West Oil Co., Ltd.		150,644	208,323	—	(6,395)
Dolphin Property Limited		301	4	28	330
PT Wampu Electric Power		172,950	138,012	43,205	(5,121)
PT. Bayan Resources TBK		1,221,538	1,032,312	872,876	(119,250)
S-Power Co., Ltd.		944,442	678,431	56,822	(2,215)
Pioneer Gas Power Limited		237,922	169,289	—	96
Eurasia Energy Holdings		562	1,003	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		248,773	181,560	—	(2,326)
Busan Solar Co., Ltd.		27,512	23,202	4,489	579
Hadong Mineral Fiber Co., Ltd.		12	2	—	(1)
Green Biomass Co., Ltd.		9,378	9,745	2,062	(871)
PT. Mutiara Jawa		28,407	25,827	15	(3,114)
Samcheok Eco Material Co., Ltd.		23,831	—	—	(1,855)
Noeul Green Energy Co., Ltd.		1,045	101	—	(56)
Naepo Green Energy Co., Ltd.		118,202	5,944	1,283	(3,978)
Goseong Green Energy Co., Ltd.		27,540	789	—	(3,115)
Gangneung Eco Power Co., Ltd.		47,009	953	—	(1,756)
Shin Pyeongtaek Power Co., Ltd.		5,075	5,794	—	(819)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,422	2,632	289	111
DS POWER Co., Ltd.		417,861	296,862	44,819	(2,662)
Dongducheon Dream Power Co., Ltd.		1,516,412	1,201,566	—	615

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KS Solar Corp. Ltd.	￦	30,937	29,225	3,465	(1,149)
Yeongwol Energy Station Co., Ltd.		146,917	129,511	14,393	4,981
Jinbhuvish Power Generation Pvt. Ltd.		77,510	21,414	—	(3,817)
SE Green Energy Co., Ltd.		7,587	—	—	(255)
Daegu Photovoltaic Co., Ltd.		22,340	16,887	3,633	739
Jeongam Wind Power Co., Ltd.		241	9	—	(472)
Korea Power Engineering Service Co., Ltd.		7,410	2,809	18,859	3,171

<Joint ventures>
KEPCO-Uhde Inc.		16,424	2,747	—	(819)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		158,646	89,862	16,946	(540)
Shuweihat Asia Power Investment B.V.		33,315	2	—	12,379
Shuweihat Asia Operation & Maintenance Company		639	11	2,713	2,129
Waterbury Lake Uranium L.P.		56,797	2	—	—
ASM-BG Investicii AD		91,205	51,990	13,137	2,012
RES Technology AD		82,721	53,272	8,757	(307)
KV Holdings, Inc.		4,755	—	—	—
KEPCO SPC Power Corporation		464,305	210,956	169,615	63,005
Canada Korea Uranium Limited Partnership		35,990	132	—	(18)
KEPCO Energy Resource Nigeria Limited		378,677	399,871	—	(29,048)
Gansu Datang Yumen Wind Power Co., Ltd.		106,283	62,616	7,814	(4,399)
Datang Chifeng Renewable Power Co., Ltd.		902,645	478,805	100,712	22,849
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,354	44,005	8,464	1,444
Rabigh Electricity Company		2,544,622	2,325,205	284,837	57,444
Rabigh Operation & Maintenance Company		16,667	5,097	22,911	7,417
Jamaica Public Service Company Limited		1,100,431	725,307	841,390	13,183
KW Nuclear Components Co., Ltd.		25,591	19,115	9,722	4,200
Busan Shinho Solar Power Co., Ltd.		53,399	40,261	8,115	1,320
GS Donghae Electric Power Co., Ltd.		975,489	383,111	—	(1,389)
Global Trade Of Power System Co., Ltd.		1,690	509	5,037	322
Expressway Solar-light Power Generation Co., Ltd.		22,046	14,849	3,181	22
KODE NOVUS 1 LLC.		115,584	100,636	6,490	(4,648)
KODE NOVUS 2 LLC.		57,355	40,521	3,454	(3,034)
Daejung Offshore Wind Power Co., Ltd.		7,443	6	—	(849)
Amman Asia Electric Power Company		840,505	636,383	74,489	38,844
KEPCO-ALSTOM Power Electronics Systems, Inc.		24,203	15,150	18,536	(277)
Dangjin Echo Power Co., Ltd.		125,481	16,112	—	(3,710)
Honam Wind Power Co., Ltd.		41,041	28,892	4,873	1,311
Nepal Water & Energy Development Company Pty Ltd.		37,541	9,193	—	(1,228)
Chun-cheon Energy Co., Ltd.		63,481	63,509	—	(78)
Yeonggwangbaeksu Wind Power CO., Ltd.		97,043	77,298	—	(218)
Nghi Son 2 Power Ltd.		318	111	—	(536)
Kelar S.A		222,068	221,210	—	(1,610)

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
PT. Tanjung Power Indonesia	￦	19,190	17,193	5,313	(175)
Incheon New Power Co., Ltd.		9,950	8,346	1,299	57
Seokmun Energy Co., Ltd.		16,920	17,078	—	(1,379)

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	639,118	471,497	321,273	18,625
Korea Gas Corporation		42,385,340	32,328,396	26,052,724	319,190
Korea Electric Power Industrial Development Co., Ltd.		142,835	77,340	324,162	9,855
YTN Co., Ltd.		305,799	126,561	117,418	(520)
Cheongna Energy Co., Ltd.		458,205	419,353	48,519	(21,108)
Gangwon Wind Power Co., Ltd.		114,600	28,994	21,941	8,529
Hyundai Green Power Co., Ltd.		1,182,352	790,407	486,435	31,011
Korea Power Exchange		236,199	27,464	87,400	9,303
AMEC Partners Korea Ltd.		1,332	123	511	155
Hyundai Energy Co., Ltd.		526,305	473,736	80,067	(29,749)
Ecollite Co., Ltd.		2,271	345	—	(97)
Taebaek Wind Power Co., Ltd.		48,009	26,212	6,626	(302)
Muju Wind Power Co., Ltd.		10,349	—	—	(477)
Pyeongchang Wind Power Co., Ltd.		62,565	48,959	—	(1,164)
Daeryun Power Co., Ltd.		838,199	657,551	279,787	(29,806)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		41,444	19,053	6,472	772
KNH Solar Co., Ltd.		27,254	20,105	4,399	861
SPC Power Corporation		182,908	30,191	68,149	37,395
Gemeng International Energy Co., Ltd.		5,956,288	3,940,455	902,008	95,064
PT. Cirebon Electric Power		1,026,729	806,458	295,788	43,968
KNOC Nigerian East Oil Co., Ltd.		264,434	337,762	—	(6,069)
KNOC Nigerian West Oil Co., Ltd.		160,765	230,001	—	(7,386)
Dolphin Property Limited		300	1	—	8
PT Wampu Electric Power		201,383	160,159	17,476	(2,696)
PT. Bayan Resources TBK		1,043,143	901,952	461,349	(30,014)
S-Power Co., Ltd.		935,870	664,523	632,073	5,336
Pioneer Gas Power Limited		310,761	240,833	—	148
Eurasia Energy Holdings		599	1,069	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		506,970	341,261	—	2,760
Busan Solar Co., Ltd.		26,059	21,367	4,267	383
Hadong Mineral Fiber Co., Ltd.		2	21	—	(30)
Green Biomass Co., Ltd.		10,664	9,343	4,136	(1,323)
PT. Mutiara Jawa		25,013	29,913	1,943	(7,247)
Samcheok Eco Material Co., Ltd.		23,119	735	—	(2,171)
Noeul Green Energy Co., Ltd.		1,517	44	—	(446)
Naepo Green Energy Co., Ltd.		108,167	1,184	3,126	(5,274)
Goseong Green Energy Co., Ltd.		95,323	3,248	—	(4,312)
Gangneung Eco Power Co., Ltd.		81,459	9,163	—	(3,610)

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Shin Pyeongtaek Power Co., Ltd.	￦	25,875	29,190	—	(2,595)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,128	2,452	490	81
DS POWER Co., Ltd.		641,257	525,524	33,542	(5,759)
Dongducheon Dream Power Co., Ltd.		1,668,235	1,397,026	1,003,346	(10,307)
KS Solar Corp. Ltd.		29,745	26,469	4,667	278
Yeongwol Energy Station Co., Ltd.		179,852	166,953	12,068	1,831
Jinbhuvish Power Generation Pvt. Ltd.		75,429	19,199	—	(805)
SE Green Energy Co., Ltd.		7,484	—	—	(103)
Daegu Photovoltaic Co., Ltd.		21,039	14,535	3,977	1,051
Jeongam Wind Power Co., Ltd.		2,053	299	—	(621)
Korea Power Engineering Service Co., Ltd.		9,194	2,968	25,925	2,296
Busan Green Energy Co., Ltd.		50,093	53	—	(180)
Jungbu Bio Energy Co., Ltd.		5,192	400	—	(508)
Korea Electric Vehicle Charging Service		9,577	4,412	—	(482)
Ulleungdo Natural Energy Co., Ltd.		27,113	2,262	—	(1,948)
Korea Nuclear Partners Co., Ltd.		1,002	6	—	(4)

<Joint ventures>
KEPCO-Uhde Inc.		17,535	111	—	(765)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		150,157	81,056	16,335	(373)
Shuweihat Asia Power Investment B.V.		41,969	17	—	8,232
Shuweihat Asia Operation & Maintenance Company		885	—	2,318	1,666
Waterbury Lake Uranium L.P.		51,302	4	—	—
ASM-BG Investicii AD		83,766	43,359	12,328	2,833
RES Technology AD		73,261	45,684	7,539	(566)
KV Holdings, Inc.		5,025	—	—	186
KEPCO SPC Power Corporation		449,553	172,261	175,008	59,610
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		380,282	416,959	—	(16,309)
Gansu Datang Yumen Wind Power Co., Ltd.		98,298	58,030	7,280	(4,507)
Datang Chifeng Renewable Power Co., Ltd.		882,914	454,731	103,860	21,900
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		65,110	38,661	7,880	1,216
Rabigh Electricity Company		2,644,825	2,297,194	293,184	53,384
Rabigh Operation & Maintenance Company		18,186	9,222	22,203	2,144
Jamaica Public Service Company Limited		1,086,244	657,962	859,728	3,305
KW Nuclear Components Co., Ltd.		36,065	24,777	16,217	7,687
Busan Shinho Solar Power Co., Ltd.		51,617	36,903	7,565	1,471
GS Donghae Electric Power Co., Ltd.		1,675,986	1,086,534	—	(2,823)
Global Trade Of Power System Co., Ltd.		1,547	78	4,849	287
Expressway Solar-light Power Generation Co., Ltd.		21,154	13,913	2,981	443
KODE NOVUS 1 LLC		64,453	110,030	3,421	(59,389)
KODE NOVUS 2 LLC		22,500	45,306	1,868	(39,345)
Daejung Offshore Wind Power Co., Ltd.		6,795	78	—	(606)
Amman Asia Electric Power Company		875,590	645,998	46,940	41,880

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KEPCO-ALSTOM Power Electronics Systems, Inc.	￦	50,152	41,326	18,849	(611)
Dangjin Echo Power Co., Ltd.		136,982	945	—	(1,035)
Honam Wind Power Co., Ltd.		41,527	28,100	5,944	1,266
Nepal Water & Energy Development Company Pty Ltd.		42,644	11,136	—	(647)
Chun-cheon Energy Co., Ltd.		149,025	42,094	—	(2,389)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,045	86,257	4,974	(1,956)
Nghi Son 2 Power Ltd.		771	234	—	(1,111)
Kelar S.A		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		37,948	36,185	16,476	(276)
Incheon New Power Co., Ltd.		10,078	8,306	3,318	301
Seokmun Energy Co., Ltd.		184,051	184,759	—	(552)

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of December 31, 2014 and 2015 are as follows:

		2014
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	149,043	47.80%	71,242	145	—	—	71,387
Korea Gas Corporation		9,724,336	21.57%	2,097,539	—	—	—	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		74,557	29.00%	21,622	—	—	—	21,622
YTN Co., Ltd.		186,403	21.43%	39,946	—	(57)	—	39,889
Cheongna Energy Co., Ltd.		59,652	43.90%	26,187	2,584	—	—	28,771
Gangwon Wind Power Co., Ltd.		82,239	15.00%	12,336	—	—	49	12,385
Hyundai Green Power Co., Ltd.		389,768	29.00%	113,033	—	—	—	113,033
Korea Power Exchange		198,021	100.00%	198,021	—	—	—	198,021
AMEC Partners Korea Ltd.		1,054	19.00%	200	—	—	—	200
Hyundai Energy Co., Ltd.		82,315	46.30%	38,112	—	(1,162)	(1,025)	35,925
Ecollite Co., Ltd.		2,024	36.10%	731	—	—	(731)	—
Taebaek Wind Power Co., Ltd.		22,099	25.00%	5,525	—	—	—	5,525
Muju Wind Power Co., Ltd.		10,825	25.00%	2,706	—	—	—	2,706
Pyeongchang Wind Power Co., Ltd.		14,770	25.00%	3,693	—	—	—	3,693
Daeryun Power Co., Ltd.		210,438	19.45%	40,930	1,014	—	7	41,951
JinanJangsu Wind Power Co., Ltd.		308	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,619	30.00%	6,486	—	—	—	6,486
KNH Solar Co., Ltd.		6,459	27.00%	1,744	—	—	—	1,744
SPC Power Corporation		125,787	38.00%	47,799	—	—	—	47,799
Gemeng International Energy Co., Ltd.		1,963,472	34.00%	667,579	—	—	(1)	667,578
PT. Cirebon Electric Power		157,582	27.50%	43,335	—	—	—	43,335
KNOC Nigerian East Oil Co., Ltd.		(62,934)	14.63%	(9,207)	—	—	9,207	—
KNOC Nigerian West Oil Co., Ltd.		(57,679)	14.63%	(8,438)	—	—	8,438	—
Dolphin Property Limited		297	15.00%	45	—	—	16	61
PT Wampu Electric Power		34,938	46.00%	16,071	—	—	—	16,071
PT. Bayan Resources TBK		189,227	20.00%	37,845	502,166	—	—	540,011
S-Power Co., Ltd.		266,011	40.00%	106,405	—	(2,161)	—	104,244
Pioneer Gas Power Limited		68,632	40.00%	27,453	23,147	—	68	50,668
Eurasia Energy Holdings		(441)	40.00%	(176)	—	—	176	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		67,214	25.00%	16,803	5,971	(333)	(289)	22,152
Busan Solar Co., Ltd.		4,311	19.80%	853	—	—	—	853
Hadong Mineral Fiber Co., Ltd.		10	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		(367)	34.00%	(125)	—	—	125	—
PT. Mutiara Jawa		2,581	29.00%	748	70	—	—	818

		2014
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Samcheok Eco Material Co., Ltd.	￦	23,831	2.67%	636	—	—	(424)	212
Noeul Green Energy Co., Ltd.		944	20.00%	189	—	—	—	189
Naepo Green Energy Co., Ltd.		112,258	25.00%	28,064	—	—	—	28,064
Goseong Green Energy Co., Ltd.		26,751	9.67%	2,587	—	—	(1)	2,586
Gangneung Eco Power Co., Ltd.		46,055	6.04%	2,782	—	—	1	2,783
Shin Pyeongtaek Power Co., Ltd.		(719)	40.00%	(288)	—	—	288	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	—	221
DS POWER Co., Ltd.		121,000	10.91%	13,201	—	2,441	—	15,642
Dongducheon Dream Power Co., Ltd.		314,845	33.61%	105,820	—	(5,275)	—	100,545
KS Solar Corp. Ltd.		1,712	19.00%	325	—	—	—	325
Yeongwol Energy Station Co., Ltd.		17,406	10.00%	1,741	—	—	—	1,741
Jinbhuvish Power Generation Pvt. Ltd.		56,096	5.16%	2,895	5,449	—	—	8,344
SE Green Energy Co., Ltd.		7,587	47.76%	3,623	—	—	—	3,623
Daegu Photovoltaic Co., Ltd.		5,453	29.00%	1,581	—	—	—	1,581
Jeongam Wind Power Co., Ltd.		233	40.00%	93	—	—	—	93
Korea Power Engineering Service Co., Ltd.		4,601	29.00%	1,334	—	—	—	1,334

<Joint ventures>
KEPCO-Uhde Inc.		13,677	64.02%	8,756	—	—	286	9,042
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,785	40.00%	27,514	—	—	—	27,514
Shuweihat Asia Power Investment B.V.		33,312	49.00%	16,323	—	—	(82)	16,241
Shuweihat Asia Operation & Maintenance Company		628	55.00%	346	—	—	(1)	345
Waterbury Lake Uranium L.P.		56,796	40.00%	22,718	—	—	(708)	22,010
ASM-BG Investicii AD		39,215	50.00%	19,608	—	—	—	19,608
RES Technology AD		29,449	50.00%	14,725	—	—	—	14,725
KV Holdings, Inc.		4,755	40.00%	1,902	—	—	—	1,902
KEPCO SPC Power Corporation		253,349	75.20%	190,519	—	—	—	190,519
Canada Korea Uranium Limited Partnership		35,858	12.50%	4,482	—	—	(4,482)	—
KEPCO Energy Resource Nigeria Limited		(21,195)	30.00%	(6,358)	—	—	6,358	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,667	40.00%	17,467	—	—	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		423,839	40.00%	169,536	—	—	(40)	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,349	40.00%	10,539	—	—	—	10,539
Rabigh Electricity Company		219,417	40.00%	87,767	—	(79,646)	—	8,121
Rabigh Operation & Maintenance Company		11,570	40.00%	4,628	—	—	—	4,628
Jamaica Public Service Company Limited		375,124	40.00%	150,050	130,726	—	(53,884)	226,892
KW Nuclear Components Co., Ltd.		6,477	43.36%	2,808	91	—	—	2,899
Busan Shinho Solar Power Co., Ltd.		13,138	25.00%	3,284	—	—	—	3,284
GS Donghae Electric Power Co., Ltd.		592,379	34.00%	201,409	—	—	—	201,409
Global Trade Of Power System Co., Ltd.		1,181	29.00%	343	—	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		7,197	29.00%	2,087	—	—	—	2,087
KODE NOVUS 1 LLC.		14,949	50.00%	7,474	4,733	—	—	12,207
KODE NOVUS 2 LLC.		16,833	49.00%	8,248	—	—	—	8,248
Daejung Offshore Wind Power Co., Ltd.		7,437	49.90%	3,711	—	—	—	3,711
Amman Asia Electric Power Company		204,122	60.00%	122,473	—	—	(82)	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,052	51.00%	4,617	—	—	—	4,617
Dangjin Echo Power Co., Ltd.		109,369	33.10%	36,201	1,636	—	—	37,837
Honam Wind Power Co., Ltd.		12,149	29.00%	3,523	32	—	—	3,555
Nepal Water & Energy Development Company Pty Ltd.		28,348	59.62%	16,900	972	—	—	17,872
Chun-cheon Energy Co., Ltd.		(28)	29.90%	(8)	—	—	8	—
Yeonggwangbaeksu Wind Power Co., Ltd.		19,745	15.00%	2,962	—	—	—	2,962
Nghi Son 2 Power Ltd.		206	50.00%	103	—	—	(1)	102
Kelar S.A		858	65.00%	558	2,424	—	174	3,156
PT. Tanjung Power Indonesia		1,996	35.00%	699	—	—	1	700
Incheon New Power Co., Ltd.		1,604	29.00%	465	—	—	—	465
Seokmun Energy Co., Ltd.		(158)	34.00%	(54)	—	—	54	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

		2015
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	167,621	47.80%	80,123	144	—	—	80,267
Korea Gas Corporation		10,056,944	21.57%	2,169,283	—	—	(66,470)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		65,495	29.00%	18,994	—	—	—	18,994
YTN Co., Ltd.		179,238	21.43%	38,411	—	(43)	(3)	38,365
Cheongna Energy Co., Ltd.		38,852	43.90%	17,056	2,584	(150)	—	19,490
Gangwon Wind Power Co., Ltd.		85,606	15.00%	12,841	—	—	49	12,890
Hyundai Green Power Co., Ltd.		391,945	29.00%	113,664	—	—	—	113,664
Korea Power Exchange		208,735	100.00%	208,735	—	—	—	208,735
AMEC Partners Korea Ltd.		1,209	19.00%	230	—	—	—	230
Hyundai Energy Co., Ltd.		52,569	46.30%	24,340	—	(1,120)	(16,230)	6,990
Ecollite Co., Ltd.		1,926	36.10%	695	—	—	(695)	—
Taebaek Wind Power Co., Ltd.		21,797	25.00%	5,449	—	(493)	—	4,956
Muju Wind Power Co., Ltd.		10,349	25.00%	2,587	—	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		13,606	25.00%	3,402	—	—	—	3,402
Daeryun Power Co., Ltd.		180,648	19.45%	35,136	1,014	—	6	36,156
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,391	30.00%	6,717	—	(574)	—	6,143
KNH Solar Co., Ltd.		7,149	27.00%	1,930	—	(6)	—	1,924
SPC Power Corporation		152,717	38.00%	58,033	—	—	—	58,033
Gemeng International Energy Co., Ltd.		2,015,833	34.00%	685,383	—	—	43,013	728,396
PT. Cirebon Electric Power		220,271	27.50%	60,574	—	—	—	60,574
KNOC Nigerian East Oil Co., Ltd.		(73,328)	14.63%	(10,728)	—	—	10,728	—
KNOC Nigerian West Oil Co., Ltd.		(69,236)	14.63%	(10,129)	—	—	10,129	—
Dolphin Property Limited		299	15.00%	45	—	—	16	61
PT Wampu Electric Power		41,224	46.00%	18,963	—	—	—	18,963
PT. Bayan Resources TBK		141,191	20.00%	28,238	498,089	—	(1,261)	525,066
S-Power Co., Ltd.		271,347	49.00%	132,960	—	(2,052)	—	130,908
Pioneer Gas Power Limited		69,928	40.00%	27,971	23,147	—	69	51,187
Eurasia Energy Holdings		(470)	40.00%	(188)	—	—	188	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,709	25.00%	41,427	(8,796)	(479)	(289)	31,863
Busan Solar Co., Ltd.		4,692	19.80%	929	—	(4)	—	925
Hadong Mineral Fiber Co., Ltd.		(19)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,321	14.00%	185	—	—	(185)	—
PT. Mutiara Jawa		(4,900)	29.00%	(1,421)	70	—	1,351	—
Samcheok Eco Material Co., Ltd.		22,384	2.67%	598	—	—	(598)	—
Noeul Green Energy Co., Ltd.		1,473	20.00%	295	—	—	—	295
Naepo Green Energy Co., Ltd.		106,983	25.00%	26,746	—	—	—	26,746
Goseong Green Energy Co., Ltd.		92,075	2.90%	2,670	—	—	—	2,670
Gangneung Eco Power Co., Ltd.		72,296	3.72%	2,689	—	—	(1)	2,688
Shin Pyeongtaek Power Co., Ltd.		(3,315)	40.00%	(1,326)	—	(1,995)	3,321	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		115,733	10.91%	12,626	—	(5,940)	4,274	10,960
Dongducheon Dream Power Co., Ltd.		271,209	33.61%	91,153	—	5,398	(40,884)	55,667
KS Solar Corp. Ltd.		3,276	19.00%	622	—	(4)	—	618
Yeongwol Energy Station Co., Ltd.		12,899	10.00%	1,290	—	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		56,230	5.16%	2,901	5,450	—	(1)	8,350
SE Green Energy Co., Ltd.		7,484	47.76%	3,575	—	—	—	3,575
Daegu Photovoltaic Co., Ltd.		6,504	29.00%	1,886	—	—	—	1,886
Jeongam Wind Power Co., Ltd.		1,754	40.00%	702	—	—	—	702
Korea Power Engineering Service Co., Ltd.		6,226	29.00%	1,805	—	—	—	1,805
Busan Green Energy Co., Ltd.		50,040	29.00%	14,512	—	—	—	14,512
Jungbu Bio Energy Co., Ltd.		4,792	18.87%	904	—	—	—	904
Korea Electric Vehicle Charging Service		5,165	28.00%	1,446	—	—	—	1,446
Ulleungdo Natural Energy Co., Ltd.		24,851	29.85%	7,418	—	—	(1)	7,417
Korea Nuclear Partners Co., Ltd.		996	29.00%	289	—	—	—	289

		2015
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won

<Joint ventures>
KEPCO-Uhde Inc.	￦	17,424	50.85%	8,860	—	—	(311)	8,549
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		69,101	40.00%	27,640	—	—	—	27,640
Shuweihat Asia Power Investment B.V.		41,952	49.00%	20,556	—	—	(82)	20,474
Shuweihat Asia Operation & Maintenance Company		885	55.00%	487	—	—	(1)	486
Waterbury Lake Uranium L.P.		51,298	40.00%	20,519	—	—	(220)	20,299
ASM-BG Investicii AD		40,407	50.00%	20,203	—	—	—	20,203
RES Technology AD		27,577	50.00%	13,789	—	—	—	13,789
KV Holdings, Inc.		5,025	40.00%	2,010	—	—	—	2,010
KEPCO SPC Power Corporation		277,292	75.20%	208,524	—	—	—	208,524
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(36,677)	30.00%	(11,003)	—	—	11,003	—
Gansu Datang Yumen Wind Power Co., Ltd.		40,268	40.00%	16,107	—	—	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		428,183	40.00%	171,273	—	—	(49)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,449	40.00%	10,580	—	—	—	10,580
Rabigh Electricity Company		347,631	40.00%	139,052	—	(79,646)	(38)	59,368
Rabigh Operation & Maintenance Company		8,964	40.00%	3,586	—	—	—	3,586
Jamaica Public Service Company Limited		428,282	40.00%	171,313	(72,370)	—	142,975	241,918
KW Nuclear Components Co., Ltd.		11,288	43.36%	4,895	90	—	—	4,985
Busan Shinho Solar Power Co., Ltd.		14,714	25.00%	3,678	—	—	—	3,678
GS Donghae Electric Power Co., Ltd.		589,452	34.00%	200,414	—	—	(35)	200,379
Global Trade Of Power System Co., Ltd.		1,469	29.00%	426	—	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		7,241	29.00%	2,100	—	—	—	2,100
KODE NOVUS 1 LLC		(45,577)	50.00%	(22,789)	4,732	—	18,057	—
KODE NOVUS 2 LLC		(22,806)	49.00%	(11,175)	—	—	11,175	—
Daejung Offshore Wind Power Co., Ltd.		6,717	49.90%	3,352	—	—	—	3,352
Amman Asia Electric Power Company		229,592	60.00%	137,755	—	—	(87)	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.		8,826	51.00%	4,501	—	—	—	4,501
Dangjin Echo Power Co., Ltd.		136,037	34.00%	46,253	2,696	—	(668)	48,281
Honam Wind Power Co., Ltd.		13,427	29.00%	3,894	32	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		31,508	52.77%	16,627	972	—	166	17,765
Chun-cheon Energy Co., Ltd.		106,931	29.90%	31,972	3	—	1	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		17,788	15.00%	2,668	—	—	—	2,668
Nghi Son 2 Power Ltd.		537	50.00%	268	—	—	1	269
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,763	35.00%	617	—	—	—	617
Incheon New Power Co., Ltd.		1,772	29.00%	514	—	—	—	514
Seokmun Energy Co., Ltd.		(708)	29.00%	(205)	—	—	205	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2014 and 2015, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2014		2015
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Green Biomass Co., Ltd.	￦	125	125	(125)	—
Shin Pyeongtaek Power Co., Ltd.		288	288	1,038	1,326
KEPCO Energy Resource Nigeria Limited		6,358	6,358	4,645	11,003
Chun-cheon Energy Co., Ltd.		8	8	(8)	—
Seokmun Energy Co., Ltd.		54	54	152	205
Kelar S.A		—	—	17,389	17,389
Hadong Mineral Fiber Co., Ltd.		—	—	5	5
PT. Mutiara Jawa		—	—	1,351	1,351
Eurasia Energy Holdings		—	—	188	188

(7)	As of December 31, 2015, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

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

As of December 31, 2015, Hyundai Energy Co., Ltd., an associate of the Company, which engages in the integrated energy business, entered into a project financing loan agreement with a limit of ￦450 billion with Korea Development Bank and others, and the Company guaranteed to create a certain amount of sales profit.

Related to the above project financing, NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) has entered into an agreement with Boim Energy Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Boim Energy Co., Ltd. The Company had placed guarantees for a fixed return on the investment to the financial institutions and had obtained the rights to acquire the investment securities in return preferentially.

In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company. Also, if dividends to shareholders’ exceed annual revenue, the excessive amount shall be evenly distributed to Boim Energy Co., Ltd. and the Company.

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

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders except for financial investors decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	Dongducheon Dream Power Co., Ltd.

In case the financial investors decide to dispose of their shares in Dongducheon Dream Power Co., Ltd. within 1 year from the maturity date of subordinated loans, Dongducheon Dream Power Co., Ltd. is obligated to acquire those shares at the negotiated price.

(viii)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(ix)	Samcheok Eco Material Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(x)	Seokmun Energy Co., Ltd.

The Company has an obligation to invest an additional ￦15 billion in Seokmun Energy Co., Ltd. The obligation may be conducted through acquisition of new shares, converted shares or convertible bonds.

(xi)	Chun-cheon Energy Co., Ltd.

The Company has an obligation to acquire the converted shares up to un-invested balance when Chun-cheon Energy Co., Ltd. fails to repay the convertible bonds on the maturity date.

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd. Dolphin Property Limited	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Busan Solar Co., Ltd.	Dividends cannot be declared or paid without the prior written consent of the agency, Consus Asset Management Co., Ltd., based on the loan agreement until the principal of a loan is paid off in full.
Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.
Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Daegu Green Power Co., Ltd.	Only if the condition satisfies the terms of the loan agreements signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. KEB Hana Bank, the deputy, permits the amount of the payments and dividend.
KS Solar Corp. Ltd.	Dividends can only be paid when all conditions of a loan agreement are satisfied.
KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.
DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.
Hyundai Green Power Co., Ltd.

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

Company	Nature and extent of any significant restrictions

entity and the shares owned by financial investor to the Operating investor or to the third parties which designated by the Operating investor.

After 25 years from the completion date or when operation of electricity generation business by Hyundai Green Power Co., Ltd. is no longer feasible, the Operating investor may claim to dispose the entire the shares of the consolidated entity and shares owned by financial investor to the Operating investor or to third parties which are designated by the Operating investor.

After 5 years from the completion date of additional facility, if there is no agreement reached within 60 days, even if price of fuel supply fluctuates due to statutory or other force majeure reasons so that Hyundai Green Power Co., Ltd. would face excessive gain or loss, the Operating investor (consolidated entity and financial investor) may claim against the consolidated entity and the financial investor (Operating investor) to dispose (acquire) the entire shares.

18	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2014 and 2015 are as follows:

			2014
			Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
			In millions of won
Land	￦		12,238,488	(3,103)	—	—	12,235,385
Buildings			13,631,985	(67,700)	(4,652,109)	(853)	8,911,323
Structures			54,734,376	(196,871)	(16,078,416)	(1,183)	38,457,906
Machinery			52,242,176	(108,750)	(16,735,238)	(46,230)	35,351,958
Ships			5,015	—	(3,930)	—	1,085
Vehicles			208,337	(76)	(157,761)	—	50,500
Equipment			965,806	(1,002)	(754,159)	—	210,645
Tools			776,321	(862)	(623,544)	—	151,915
Construction-in-progress			32,417,619	(123,938)	—	(38,107)	32,255,574
Finance lease assets			2,385,251	—	(1,772,856)	—	612,395
Asset retirement costs			7,849,712	—	(2,495,285)	—	5,354,427
Others			8,599,484	—	(6,380,098)	—	2,219,386

		￦	186,054,570	(502,302)	(49,653,396)	(86,373)	135,812,499

		2015
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
		In millions of won
Land	￦	12,396,460	(3,147)	—	—	12,393,313
Buildings		14,936,722	(63,932)	(5,259,436)	(854)	9,612,500
Structures		58,251,296	(193,119)	(17,991,950)	(1,184)	40,065,043
Machinery		57,143,211	(108,935)	(20,242,232)	(36,230)	36,755,814
Ships		4,930	—	(4,144)	—	786
Vehicles		227,733	(29)	(167,261)	—	60,443
Equipment		1,134,376	(1,026)	(823,805)	—	309,545
Tools		836,131	(691)	(675,501)	—	159,939
Construction-in-progress		35,305,133	(139,898)	—	(38,107)	35,127,128
Finance lease assets		2,389,985	—	(1,878,476)	—	511,509
Asset retirement costs		6,888,547	—	(2,782,460)	—	4,106,087
Others		9,438,381	—	(7,179,137)	—	2,259,244

	￦	198,952,905	(510,777)	(57,004,402)	(76,375)	141,361,351

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

(2)	Changes in property, plant and equipment for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Land	￦	13,784,026	69,926	(32,912)	—	—	(1,582,552)	12,238,488
(Government grants)		(3,137)	—	63	—	—	(29)	(3,103)
Buildings		8,549,697	32,000	(10,706)	(590,298)	—	998,330	8,979,023
(Government grants)		(45,396)	—	200	5,040	—	(27,544)	(67,700)
Structures		37,819,108	3,184	(414,659)	(2,030,010)	—	3,277,154	38,654,777
(Government grants)		(193,190)	—	2,018	8,921	—	(14,620)	(196,871)
Machinery		33,729,539	271,073	(207,070)	(3,633,815)	—	5,300,981	35,460,708
(Government grants)		(101,808)	—	423	10,102	—	(17,467)	(108,750)
Ships		1,422	—	—	(342)	—	5	1,085
Vehicles		45,719	2,295	(25)	(21,096)	—	23,683	50,576
(Government grants)		(83)	—	—	47	—	(40)	(76)
Equipment		187,158	56,214	(171)	(85,612)	—	54,058	211,647
(Government grants)		(708)	—	—	376	—	(670)	(1,002)
Tools		139,665	30,806	(1,642)	(61,113)	—	45,061	152,777
(Government grants)		(313)	—	55	144	—	(748)	(862)
Construction-in-progress		27,452,029	14,112,746	(1,078)	—	(38,107)	(9,146,078)	32,379,512
(Government grants)		(117,725)	(42,150)	—	—	—	35,937	(123,938)
Finance lease assets		735,185	—	(348)	(122,088)	—	(354)	612,395
Asset retirement cost		5,654,596	—	—	(573,497)	—	273,328	5,354,427
Others		2,001,812	11,405	(53)	(702,985)	—	909,207	2,219,386

	￦	129,637,596	14,547,499	(665,905)	(7,796,226)	(38,107)	127,642	135,812,499

(*1)

Garolim Tidal Power Plant Co., Ltd. (“GTPP”), a 49% owned subsidiary, has not yet started its operation and it is not expected to operate based on the results of the business feasibility study. The Company has considered this to be an impairment indicator and performed an impairment test over the individual assets of GTPP. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income or loss.

(*2)	‘Others’ include ￦2,090,810 million of assets held for sale (note 42) comprising land, buildings, and structures and the amount is ￦2,021,445 million, ￦69,363 million, and ￦2 million, respectively.

		2015
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Land	￦	12,238,488	9,370	(192,496)	—	—	341,098	12,396,460
(Government grants)		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		8,979,023	12,466	(42,889)	(633,770)	—	1,361,602	9,676,432
(Government grants)		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		38,654,777	1,787	(181,914)	(2,120,749)	—	3,904,261	40,258,162
(Government grants)		(196,871)	—	1,816	9,178	—	(7,242)	(193,119)
Machinery		35,460,708	430,524	(250,915)	(3,880,076)	(1,205)	5,105,713	36,864,749
(Government grants)		(108,750)	—	1,101	11,133	—	(12,419)	(108,935)
Ships		1,085	—	—	(299)	—	—	786
Vehicles		50,576	5,449	(27)	(22,175)	—	26,649	60,472
(Government grants)		(76)	—	1	47	—	(1)	(29)
Equipment		211,647	56,004	(230)	(103,889)	—	147,039	310,571
(Government grants)		(1,002)	—	—	469	—	(493)	(1,026)
Tools		152,777	25,940	(90)	(67,482)	—	49,485	160,630
(Government grants)		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		32,379,512	13,508,590	(13,658)	—	(29,139)	(10,578,279)	35,267,026
(Government grants)		(123,938)	(27,239)	—	—	—	11,279	(139,898)
Finance lease assets		612,395	1,560	(3,959)	(110,162)	—	11,675	511,509
Asset retirement cost		5,354,427	—	—	(551,461)	—	(696,879)	4,106,087
Others		2,219,386	25,436	(98)	(804,545)	—	819,065	2,259,244

	￦	135,812,499	14,049,887	(683,358)	(8,268,449)	(30,344)	481,116	141,361,351

(*1)	Korea South-East Power Co., Ltd. and Korea East-West Power Co., Ltd, 100% owned subsidiaries, have determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income or loss.

(*2)	‘Others’ include ￦23,273 million of assets held for sale (note 42) comprising land and buildings and the amount is ￦2,907 million and ￦20,366 million, respectively.

19.	Investment Properties

(1)	Investment properties as of December 31, 2014 and 2015 are as follows:

		2014
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	301,483	—	—	301,483
Buildings		26,168	(10)	(10,377)	15,781

	￦	327,651	(10)	(10,377)	317,264

		2015
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	253,960	—	—	253,960
Buildings		27,655	(13)	(11,692)	15,950

	￦	281,615	(13)	(11,692)	269,910

(2)	Changes in investment properties for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	516,440	—	(214,957)	301,483
Buildings		21,899	(824)	(5,284)	15,791
(Government grants)		(12)	4	(2)	(10)

	￦	538,327	(820)	(220,243)	317,264

		2015
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	301,483	—	(47,523)	253,960
Buildings		15,791	(669)	841	15,963
(Government grants)		(10)	—	(3)	(13)

	￦	317,264	(669)	(46,685)	269,910

(3)	Income and expenses related to investment properties for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Rental income	￦	10,986	10,931
Operating and maintenance expenses related to rental income		(820)	(669)

	￦	10,166	10,262

(4)	Fair value of investment properties as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	301,483	342,809	253,960	284,423
Buildings		15,781	16,523	15,950	18,263

	￦	317,264	359,332	269,910	302,686

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the IFRS adoption date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Services Contracts

(1)	Changes in balance of construction service contracts for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Increase and decrease(*)	Recognized revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	19,333,416	712,843	(2,965,185)	17,081,074

(*)	For the year ended December 31, 2014, the increased balance of contracts from new orders and other is ￦831,159 million and the decreased balance of contracts from changes in size of construction is ￦118,316 million.

		2015
		Beginning balance	Increase and decrease(*)	Recognized revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ￦412,617 million and the decreased balance of contracts from changes in size of construction is ￦1,423,648 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of December 31, 2014 and 2015 are as follows:

		2014
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	8,750,886	8,261,084	489,802	—

		2015
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	12,224,934	11,573,516	651,418	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Assets(*1)	Liabilities(*2)	Assets(*1)	Liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	149,876	935,832	55,317	893,992

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2014 and 2015 are as follows:

		2014
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	354,443	(488)	(301,887)	—	52,068
Licenses and franchises		3,398	—	(3,344)	—	54
Copyrights, patents rights and other industrial rights		31,929	—	(9,252)	—	22,677
Mining rights		510,869	—	(6,655)	—	504,214
Development expenditures		730,401	(8,183)	(674,544)	—	47,674
Intangible assets under development		74,909	(10,692)	—	—	64,217
Usage rights of donated assets and other		375,275	(43)	(317,588)	—	57,644
Leasehold rights		19,112	—	(18,333)	—	779
Others		156,503	(1)	(72,180)	(12,589)	71,733

	￦	2,256,839	(19,407)	(1,403,783)	(12,589)	821,060

		2015
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	389,220	(699)	(331,334)	—	57,187
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,178	—	(12,303)	—	21,875
Mining rights		508,392	—	(8,855)	—	499,537
Development expenditures		751,784	(6,835)	(699,977)	—	44,972
Intangible assets under development		94,886	(10,483)	—	—	84,403
Usage rights of donated assets and other		375,275	(32)	(326,684)	—	48,559
Leasehold rights		19,112	—	(18,367)	—	745
Greenhouse gas emissions rights		805	—	—	—	805
Others		189,941	(1)	(80,067)	(12,124)	97,749

	￦	2,366,991	(18,050)	(1,480,985)	(12,124)	855,832

(2)	Changes in intangible assets for as of December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	65,751	7,135	—	(32,423)	—	12,093	52,556
(Government grants)		(430)	—	—	154	—	(212)	(488)
Licenses and franchises		208	—	—	(154)	—	—	54
Copyrights, patents rights and other industrial rights		24,953	451	—	(2,965)	—	238	22,677
Mining rights		470,558	28,472	—	(1,945)	—	7,129	504,214
Development expenditures		76,154	47	(1,810)	(28,555)	—	10,021	55,857
(Government grants)		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		52,050	33,202	(170)	—	(11)	(10,162)	74,909
(Government grants)		(7,792)	(3,597)	170	—	—	527	(10,692)
Usage rights of donated assets and other		64,710	—	—	(8,875)	—	1,852	57,687
(Government grants)		(53)	—	—	10	—	—	(43)
Leasehold rights		812	—	—	(33)	—	—	779
Others		75,449	2,914	(5)	(5,752)	(31)	(841)	71,734
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	810,664	68,624	(1,815)	(76,413)	(42)	20,042	821,060

		2015
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	52,556	10,477	(2)	(29,795)	187	24,463	57,886
(Government grants)		(488)	—	—	177	—	(388)	(699)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	129	(2)	(2,866)	—	1,937	21,875
Mining rights		504,214	23,151	—	(228)	—	(27,600)	499,537
Development expenditures		55,857	8,096	(5)	(24,862)	—	12,721	51,807
(Government grants)		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		74,909	40,300	—	—	(22)	(20,301)	94,886
(Government grants)		(10,692)	(1,884)	—	—	—	2,093	(10,483)
Usage rights of donated assets and other		57,687	—	—	(9,096)	—	—	48,591
(Government grants)		(43)	—	—	11	—	—	(32)
Leasehold rights		779	—	—	(34)	—	—	745
Greenhouse gas emissions rights		—	805	—	—	—	—	805
Others		71,734	6,872	(443)	(8,456)	88	27,955	97,750
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	821,060	87,946	(452)	(72,266)	253	19,291	855,832

(3)	Significant specific intangible assets as of December 31, 2014 and 2015 are as follows:

2014
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	6,583	6 months ~ 1 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,750	7 years and 9months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	5,381	2 years and 6months
Development expenditures	Development of maintenance system for utility plant	KRW	1,649	2 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,396	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	4,316	2 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	39,352	6 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,969	4 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	3,089	6 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

2015
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	1,293	2 months ~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,750	6 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	2,104	1 years and 6 months
Development expenditures	Development of maintenance system for utility plant	KRW	1,084	1 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	29,148	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,871	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	2,793	1 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	33,055	5 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,297	3 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	2,642	5 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2014 and 2015, the Company recognized research and development expenses of ￦545,735 million and ￦611,220 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	3,123,341	—	1,957,647	—
Other trade payables		1,600,102	3,017,428	1,379,035	3,048,299
Accrued expenses		1,126,357	2,411	1,082,880	2,373
Leasehold deposits received		2,020	—	2,451	—
Other deposits received		166,143	96,531	195,237	105,105
Finance lease liabilities		109,374	660,061	116,885	542,509
Dividends payable		1,267	—	1,562	—
Others(*)		—	30,304	—	20,149

	￦	6,128,604	3,806,735	4,735,697	3,718,435

(*)	Details of others as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	30,304	—	20,149

	￦	—	30,304	—	20,149

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Current liabilities
Short-term borrowings	￦	658,778	603,673
Current portion of long-term borrowings		455,484	541,307
Current portion of debt securities		5,994,205	6,704,602
Less : Current portion of discount on long-term borrowings		(908)	(953)
Less : Current portion of discount on debt securities		(2,807)	(1,676)

		7,104,752	7,846,953

Non-current liabilities
Long-term borrowings		3,490,700	1,951,119
Debt securities		52,359,905	49,077,131
Less : Discount on long-term borrowings		(15,494)	(18,860)
Less : Discount on debt securities		(115,807)	(103,067)
Add: Premium on debt securities		271	223

		55,719,575	50,906,546

	￦	62,824,327	58,753,499

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2014 and 2015 are as follows:

2014
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,114,262	5,994,205
1~ 5 years		2,259,172	27,748,466
Over 5 years		1,231,528	24,611,439

	￦	4,604,962	58,354,110

2015
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,144,980	6,704,602
1~ 5 years		860,351	27,725,651
Over 5 years		1,090,768	21,351,480

	￦	3,096,099	55,781,733

(3)	Short-term borrowings as of December 31, 2014 and 2015 are as follows:

2014
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
	In millions of won and thousands of U.S. dollars
Local short-term borrowings	KTB Investment Bank	2.12	2015.01.02	—	￦	310,000
Local commercial paper	Shinhan Bank and others	2.12~2.20	2015.01.26	—		310,000
Foreign short-term borrowings	Mizuho Bank and others	0.47~6.50	2015.01.02~ 2015.12.03	USD 16,366		17,990
Local bank overdraft	Woori Bank	Standard overdraft rate+1.27	2015.02.25	—		20,788

					￦	658,778

2015
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
	In millions of won and thousands of U.S. dollars
Local short-term borrowings	Woori Investment Bank and others	1.8~2.46	2016.01.04~ 2016.09.13	—	￦	559,530
Foreign short-term borrowings	ING and others	6.50	2016.12.03	USD 2,163		2,535
Foreign short-term borrowings	Citi Bank and others	3M Libor+0.35	2016.03.22	USD 12,265		14,375
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2016.02.25	—		27,233

					￦	603,673

(4)	Long-term borrowings as of December 31, 2014 and 2015 are as follows:

2014
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2015~2044	—	￦	7,178
	Facility	4.60	2028	—		43,600
	Facility	3yr KTB rate-1.25	2027	—		9,000
	Facility	1yr KoFC bond rate+ 0.20~0.31	2018~2019	—		1,500,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2015~2017	—		900,000
	Facility	3yr KTB rate-1.25	2021~2028	—		11,071
	Facility	4.60	2028	—		20,000
	Energy rationalization	3yr KTB rate-1.25	2019	—		850
	Energy rationalization	3.20~3.70	2016	—		3,835
Korea Industrial Bank	Others	3yr KTB rate-1.25	2016	—		8,000
KEB Hana Bank	PF Refinancing	CD+1.70	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026	—		33,881
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027	—		48,167
	Facility	3yr KTB rate-2.25	2023~2024	—		4,958
	Project loans	—	2022~2027	—		8,677
	Others	3yr KTB rate-2.25	2024~2025	—		13,661
Shinhan Bank and others	Facility	3yr AA- CB rate+1.10	2028	—		30,000
	Operating	3.35	2017	—		10,000
Woori Bank	PF Refinancing	CD+1.70	2023~2026	—		21,613
	PF Refinancing	4.80	2026	—		11,991
Kookmin Bank	Facility	MOR+0.62	2017	—		6,600
Others	Facility	4.60~5.80	2025~2028	—		157,320
	Facility	3yr AA- CB rate+1.10	2028	—		20,000
	PF Refinancing	4.80	2026	—		17,267
	PF Refinancing	CD+1.70	2026	—		523
	Others	—	—	—		38,981
	Others	—	2028	—		7,250

						2,968,028

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,784		9,656
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.60~ 3.70	2027	JOD 197,907		307,324

2014
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
SCNT and others	Commercial loan and others	3M Libor+1.50~ 2.50	2015~2033	USD 308,697		339,320
	Shareholder’s loan	6.50~8.00	2033~2034	USD 35,165		38,654
	Shareholder’s loan	8.00	2031	JOD 8,498		13,197
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,307,699		1,970
HSBC and others	Syndicated loan	3M Libor+0.27~ 1.50	2017~2019	USD 52,949		58,201
Others	Others	3M Libor+0.95	2016	USD 180,893		198,838
	Others	—	2019	USD 10,004		10,996

						978,156

						3,946,184

Less : Discount of long-term borrowings						(16,402)
Less : Current portion of long-term borrowings						(455,484)
Add : Current portion of discount of long-term borrowings						908

					￦	3,475,206

2015
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	￦	6,418
	Facility	2.67~4.60	2023~2028	—		52,437
	Facility	3yr KTB rate-1.25	2027	—		9,000
	Facility	1yr KoFC bond rate+0.31	2018	—		200,000
	Operating funds	2.75	2018	—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2016~2017	—		500,000
	Facility	3yr KTB rate-1.25	2021~2028	—		10,363
	Facility	4.60	2028	—		18,411
	Energy rationalization	3yr KTB rate-1.25	2019	—		650
	Energy rationalization	3.20~3.70	2021~2022	—		3,835
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
	Others	3yr KTB rate-1.25	2016	—		4,000
Export-Import Bank of Korea	Project loans	2.00	2026	—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027	—		44,674
	Facility	3yr KTB rate-2.25	2023~2024	—		4,400
	Project loans	—	2022~2027	—		8,677
	Others	3yr KTB rate-2.25	2024~2025	—		13,057
Shinhan Bank and others	Collateral borrowing	2.22	2017	—		30,000
	Facility	3yr AA- CB rate+1.10	2028	—		27,617
	Operating funds	2.70~3.35	2017~2018	—		25,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		25,300

2015
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Others	Facility	4.60~5.80	2025~2028	—	144,359
	Facility	3yr AA- CB rate+1.10	2028	—	18,411
	PF Refinancing	4.10	2030	—	62,500
	Others	—	2020~2036	—	45,847
	Others	—	2028	—	7,250

					1,327,641

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744	10,248
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+ 2.75~3.70	2027	JOD 188,580	312,104
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 312,601	366,368
	PF Loan	6M Libor+2.50~2.70	2032	USD 64,389	75,464
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 34,924	40,931
	Shareholder’s loan	8.00	2031	JOD 7,128	11,797
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,346,550	1,899
HSBC and others	Syndicated loan	3M Libor+0.30~0.50	2017~2019	USD 31,774	37,239
IFC and others	Others	6M Libor+5.00	2031	PKR 5,891,200	65,805
Others	Others	3M Libor+0.65	2017	USD 199,269	233,543
	Others	—	2019	USD 8,010	9,387

					1,164,785

					2,492,426

Less : Discount of long-term borrowings					(19,813)
Less : Current portion of long-term borrowings					(541,307)
Add : Current portion of discount of long-term borrowings					953

					￦1,932,259

(5)	Local debt securities as of December 31, 2014 and 2015 are as follows:

	Issue date	Maturity	Interest rate (%)		2014	2015
	In millions of won
Electricity Bonds(*)	2009.02.06~ 2014.08.27	2016.01.27~ 2033.08.06	2.73~5.80	￦	25,820,000	22,960,000
Electricity Bonds	2012.05.29 ~ 2013.06.25	2016.05.29 ~ 2018.06.25	3M CD +0.25~0.32		1,160,000	910,000
Corporate Bonds	2009.05.04~ 2015.11.11	2016.03.13~ 2040.12.10	1.90~5.84		19,570,010	20,710,010

					46,550,010	44,580,010

Less : Discount on local debt securities					(43,517)	(40,228)
Less : Current portion of local debt securities					(4,400,000)	(5,730,000)
Add : Current portion of discount on local debt securities					611	1,187

				￦	42,107,104	38,810,969

(*)	Electricity Bonds 885 (￦40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.

(6)	Foreign debt securities as of December 31, 2014 and 2015 are as follows:

	2014
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY -96(*1)	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD 249,470	￦	274,217
FY-97	1997.01.31~ 1997.08.04	2027.01.31~ 2027.08.04	6.75~7.00	USD 314,717		345,937
FY-04(*2)	2004.04.21	2034.04.21	5.13	USD 286,920		315,382
FY-06	2006.03.14~ 2006.09.29	2016.03.14~ 2016.09.29	5.50~6.00	USD 650,000		714,480
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		184,028
FY-10	2010.09.16~ 2010.10.05	2015.09.16~ 2015.10.05	3.00~3.13	USD 1,200,000		1,319,040
FY-10	2010.07.29~ 2010.11.18	2015.07.29~ 2015.11.18	3M Libor+1.00~1.64	USD 250,000		274,800
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD 800,000		879,360
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD 1,750,000		1,923,600
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD 1,900,000		2,088,480
FY-13	2013.09.26~ 2013.10.23	2018.04.23~ 2019.03.26	1.50~1.63	CHF 400,000		444,572
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		292,204
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD 500,000		549,600
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~2.75	USD 1,500,000		1,648,800
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.50	USD 500,000		549,600

						11,804,100

Less : Discount on foreign debt securities						(75,097)
Add : Premium on debt securities						271
Less : Current portion of foreign debt securities						(1,594,205)
Add : Current portion of discount on foreign debt securities						2,196

					￦	10,137,265

	2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96(*1)	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD	249,136	￦	291,990
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD	314,717		368,848
FY-04(*2)	2004.04.23	2034.04.23	5.13	USD	286,920		336,270
FY-06	2006.03.14~ 2006.09.29	2016.03.14~ 2016.09.29	5.50~6.00	USD	650,000		761,800
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		194,401
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD	800,000		937,600
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD	1,750,000		2,051,000
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD	1,900,000		2,226,800
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF	400,000		474,156
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		277,258
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD	500,000		586,000
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD	1,500,000		1,758,000
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.50	USD	500,000		586,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		351,600

							11,201,723

Less : Discount on foreign debt securities							(64,515)
Add : Premium on debt securities							223
Less : Current portion of foreign debt securities							(974,602)
Add : Current portion of discount on foreign debt securities							489

						￦	10,163,318

(*1)	For Yankee 3 in FY-96, early redemption would be executed when the debt security holder requests early redemption between February 1, 2016 (60 days before April 1, 2016) and March 1, 2016 (30 days before April 1, 2016).

(*2)	For Global 4 in FY-04, early redemption of USD 13,080,000 was requested during the year ended December 31, 2014 and the remaining amount is USD 286,920,000 as of December 31, 2015.

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company entered into a power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of December 31, 2014 and 2015 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

		2014		2015
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	184,809	109,374	182,072	116,885
1 ~ 5 years		619,828	459,302	525,465	393,957
More than 5 years		294,032	200,759	206,323	148,552

	￦	1,098,669	769,435	913,860	659,394

(3)	Current and non-current portion of financial lease liabilities as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Current finance lease liabilities	￦	109,374	116,885
Non-current finance lease liabilities		660,061	542,509

	￦	769,435	659,394

(4)	Lease payments recognized as an expense from a lessee position for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Minimum lease payment	￦	240,230	194,960
Contingent rent payment		(17,402)	(17,682)

(5)	The Company does not have any irrevocable operating lease contracts as of December 31, 2014 and 2015.

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Defined benefit obligations	￦	1,268,197	1,495,782
Other long-term employee benefit obligations		9,218	7,325

	￦	1,277,415	1,503,107

(2)	Principal assumptions on actuarial valuation as of December 31, 2014 and 2015 are as follows:

	2014	2015
Discount rate	2.86%~4.07%	2.39%~2.58%
Future salary and benefit levels	5.42%	5.43%
Weighted average duration	13.24 years	13.21 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Current service cost	￦	291,115	315,811
Interest cost		97,603	63,808
Expected return on plan assets		(22,291)	(22,557)
Past service cost		(167,998)	—
Loss from settlement		(62,292)	(641)

	￦	136,137	356,421

Expenses as described above are recognized in those items below in the financial statements.

		2014	2015
		In millions of won
Cost of sales	￦	114,143	262,760
Selling and administrative expenses		7,263	51,932
Others (Construction-in-progress and others)		14,731	41,729

	￦	136,137	356,421

In addition, for the years ended December 31, 2014 and 2015, employee benefit obligations expenses of ￦33,700 million and ￦57,940 million, respectively, are recognized as cost of sales, and ￦5,154 million and ￦9,971 million, respectively, are recognized as selling and administrative expenses, and ￦8,631 million and ￦14,195 million, respectively, are recognized as construction-in-progress and others, related to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Present value of defined benefit obligation from funded plans	￦	1,992,447	2,426,414
Fair value of plan assets		(724,250)	(930,632)

		1,268,197	1,495,782

Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,268,197	1,495,782

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Beginning balance	￦	2,629,057	1,992,447
Current service cost		291,115	315,811
Interest cost(*)		97,603	63,808
Remeasurement component		145,648	122,825
Past service cost		(167,998)	—
Loss from settlement		(62,292)	(641)
Actual payments		(941,208)	(67,291)
Others		522	(545)

Ending balance	￦	1,992,447	2,426,414

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Beginning balance	￦	564,552	724,250
Expected return		22,291	22,557
Remeasurement component		(6,602)	(5,924)
Contributions by the employers		231,342	214,449
Actual payments		(81,029)	(24,191)
Assets decreased through settlement		(6,572)	—
Others		268	(509)

Ending balance	￦	724,250	930,632

In addition, loss on accumulated remeasurement component amounting to ￦116,707 million and ￦202,878 million has been recognized as other comprehensive income or loss for the years ended December 31, 2014 and 2015, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Equity instruments	￦	41,298	12,791
Debt instruments		163,528	243,372
Bank deposit		108,234	129,350
Others		411,190	545,119

	￦	724,250	930,632

For the years ended December 31, 2014 and 2015, actual returns on plan assets amounted to ￦15,669 million and ￦16,633 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Actuarial gain (loss) from changes in financial assumptions	￦	218,859	140,411
Experience adjustments		(73,211)	(17,586)
Expected return		6,602	5,924

	￦	152,250	128,749

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

26.	Provisions

(1)	Provisions as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits	￦	707,310	—	718,365	—
Provision for employment benefits		707,310	—	718,365	—

Litigation		116,395	83,894	57,737	110,228
Litigation provisions		116,395	83,894	57,737	110,228

Decommissioning cost		—	13,434,606	—	12,744,873
Nuclear plants		—	10,331,270	—	9,684,286
Spent fuel		—	1,298,749	—	1,375,185
Waste		—	1,604,241	—	1,502,140
PCBs		—	199,518	—	182,400
Other recovery provisions		—	828	—	862

Others		450,481	10,510	803,074	9,653
Power plant regional support program		120,093	—	129,655	—
Transmission regional support program		—	—	228,785	—
Provisions for tax		—	649	—	136
Provisions for financial guarantee		74	3,621	1,839	2,449
Provisions for RPS		329,562	—	363,178	—
Provisions for greenhouse gas emissions obligations		—	—	78,829	—
Others		752	6,240	788	7,068

	￦	1,274,186	13,529,010	1,579,176	12,864,754

(2)	Changes in provisions for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Accretion expenses	Payment	Reversal	Other	Ending balance
		In millions of won
Employment benefits	￦	777,419	650,788	(615,230)	(105,667)	—	707,310
Provision for employment benefits		777,419	650,788	(615,230)	(105,667)	—	707,310

Litigation		23,720	200,593	(18,371)	(5,653)	—	200,289
Litigation provisions		23,720	200,593	(18,371)	(5,653)	—	200,289

Decommissioning cost		12,568,622	1,270,397	(398,600)	(9,067)	3,254	13,434,606
Nuclear plants		9,887,621	443,987	(338)	—	—	10,331,270
Spent fuel		1,211,440	465,006	(377,697)	—	—	1,298,749
Waste		1,249,062	351,935	(10)	—	3,254	1,604,241
PCBs		219,704	9,436	(20,555)	(9,067)	—	199,518
Other recovery provisions		795	33	—	—	—	828

Others		346,371	350,049	(186,388)	(65,264)	16,223	460,991
Power plant regional support program		112,498	39,943	(44,242)	—	11,894	120,093
Provisions for tax		649	—	—	—	—	649
Provisions for financial guarantee		8,789	476	(32)	(5,538)	—	3,695
Provisions for RPS		223,260	308,088	(142,096)	(59,690)	—	329,562
Others		1,175	1,542	(18)	(36)	4,329	6,992

	￦	13,716,132	2,471,827	(1,218,589)	(185,651)	19,477	14,803,196

		2015
		Beginning balance	Accretion expenses	Payment	Reversal	Other	Ending balance
		In millions of won
Employment benefits	￦	707,310	727,079	(715,850)	(174)	—	718,365
Provision for employment benefits		707,310	727,079	(715,850)	(174)	—	718,365

Litigation		200,289	111,301	(85,819)	(58,306)	500	167,965
Litigation provisions		200,289	111,301	(85,819)	(58,306)	500	167,965

Decommissioning cost		13,434,606	1,287,095	(680,552)	(1,296,580)	304	12,744,873
Nuclear plants		10,331,270	650,218	(622)	(1,296,580)	—	9,684,286
Spent fuel		1,298,749	568,190	(491,754)	—	—	1,375,185
Waste		1,604,241	58,294	(160,699)	—	304	1,502,140
PCBs		199,518	10,359	(27,477)	—	—	182,400
Other recovery provisions		828	34	—	—	—	862

Others		460,991	774,760	(368,172)	(64,494)	9,642	812,727
Power plant regional support program		120,093	37,569	(37,648)	—	9,641	129,655
Transmission regional support program		—	393,460	(164,675)	—	—	228,785
Provisions for tax		649	—	—	(513)	—	136
Provisions for financial guarantee		3,695	3,528	—	(2,936)	1	4,288
Provisions for RPS		329,562	259,964	(165,259)	(61,089)	—	363,178
Provisions for greenhouse gas emissions obligations		—	78,829	—	—	—	78,829
Others		6,992	1,410	(590)	44	—	7,856

	￦	14,803,196	2,900,235	(1,850,393)	(1,419,554)	10,446	14,443,930

27.	Government Grants

(1)	Government grants as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Land	￦	(3,103)	(3,147)
Buildings		(67,700)	(63,932)
Structures		(196,871)	(193,119)
Machinery		(108,750)	(108,935)
Vehicles		(76)	(29)
Equipment		(1,002)	(1,026)
Tools		(862)	(691)
Construction-in-progress		(123,938)	(139,898)
Investment properties		(10)	(13)
Software		(488)	(699)
Development expenditures		(8,183)	(6,835)
Intangible assets under development		(10,692)	(10,483)
Usage rights of donated assets and other		(43)	(32)
Others		(1)	(1)

	￦	(521,719)	(528,840)

(2)	Changes in government grants for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(108,681)	—	—	—	108,681	—
Land		(3,137)	—	—	—	63	(29)	(3,103)
Buildings		(45,396)	—	—	5,040	200	(27,544)	(67,700)
Structures		(193,189)	—	—	8,921	2,018	(14,621)	(196,871)
Machinery		(101,808)	—	—	10,102	423	(17,467)	(108,750)
Vehicles		(83)	—	—	47	—	(40)	(76)
Equipment		(707)	—	—	376	—	(671)	(1,002)
Tools		(312)	—	—	144	55	(749)	(862)
Construction-in-progress		(117,728)	—	35,937	—	—	(42,147)	(123,938)
Investment properties		(13)	—	—	4	—	(1)	(10)
Software		(428)	—	—	154	—	(214)	(488)
Development expenditures		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		(7,792)	—	527	—	170	(3,597)	(10,692)
Usage rights of donated assets and other		(53)	—	—	10	—	—	(43)
Others		(1)	—	—	—	—	—	(1)

	￦	(482,352)	(108,681)	36,464	28,923	2,929	998	(521,719)

		2015
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(52,696)	—	—	—	52,696	—
Land		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		(196,871)	—	—	9,178	1,816	(7,242)	(193,119)
Machinery		(108,750)	—	—	11,133	1,101	(12,419)	(108,935)
Vehicles		(76)	—	—	47	1	(1)	(29)
Equipment		(1,002)	—	—	469	—	(493)	(1,026)
Tools		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		(123,938)	—	11,279	—	—	(27,239)	(139,898)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	177	—	(388)	(699)
Development expenditures		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		(10,692)	—	2,093	—	—	(1,884)	(10,483)
Usage rights of donated assets and other		(43)	—	—	11	—	—	(32)
Others		(1)	—	—	—	—	—	(1)

	￦	(521,719)	(52,696)	13,372	29,284	2,918	1	(528,840)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of December 31, 2014 and 2015 are as follows and included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2014	2015
		In millions of won
Beginning balance	￦	6,506,639	6,850,016
Increase during the current year / period		695,235	691,276
Recognized as revenue during the current year / period		(351,858)	(375,995)

Ending balance	￦	6,850,016	7,165,297

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Advance received	￦	5,320,722	294,151	5,017,735	215,096
Unearned revenue		41,822	86,061	21,810	63,850
Deferred revenue		347,362	6,502,654	372,157	6,793,140
Withholdings		258,258	45,221	146,258	6,731
Others		496,192	18,323	762,751	13,435

	￦	6,464,356	6,946,410	6,320,711	7,092,252

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2014 and 2015 are as follows:

	2014
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,437	1,569,383	3,209,820

(*)	Korea Development Bank’s ownership of ￦960,802 million are included.

	2015
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million are included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2014 and 2015 are as follows.

	2014	2015
	Number of shares
Beginning balance	623,034,082	641,964,077
Disposal of treasury stocks	18,929,995	—

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Legal reserve(*)	￦	1,604,910	1,604,910
Voluntary reserves		22,999,359	23,720,167
Retained earnings before appropriations		10,699,378	22,862,164

Retained earnings	￦	35,303,647	48,187,241

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		17,181,910	17,902,718
Reserve for equalizing dividends		210,000	210,000

	￦	22,999,359	23,720,167

(*)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Beginning balance	￦	32,766,086	35,303,647
Net profit for the period attributed to owner of the Company		2,686,873	13,289,127
Changes in equity method retained earnings		(1,899)	(280)
Remeasurements of defined benefit liability, net of tax		(91,340)	(84,271)
Dividend paid		(56,073)	(320,982)

Ending balance	￦	35,303,647	48,187,241

(4)	Dividends paid for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid		Dividends paid per share
	In millions of won					(In won)
Common shares	641,964,077	18,929,995	623,034,082	￦	56,073	90

	2015
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid		Dividends paid per share
	In millions of won					(In won)
Common shares	641,964,077	—	641,964,077	￦	320,982	500

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Beginning balance	￦	(232)	(2,131)
Changes		(1,899)	(280)

Ending balance	￦	(2,131)	(2,411)

(6)	Changes in remeasurement components for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Beginning balance	￦	39,591	(116,705)
Changes		(151,610)	(127,184)
Income tax effect		60,270	42,913
Transfer to reserve for business expansion		(64,956)	(1,902)

Ending balance	￦	(116,705)	(202,878)

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2014, the Company’s retained earnings were appropriated on March 31, 2015. For the year ended December 31, 2015, the Company’s retained earnings were appropriated on March 22, 2016. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2014 and 2015 are as follows:

			2014	2015
			In millions of won except for dividends per share
	I. Retained earnings before appropriations
	Unappropriated retained earnings carried over from prior years	￦	—	—
	Net income		1,039,887	10,165,653
	Remeasurements of the defined benefit plan		1,902	(48,457)

			1,041,789	10,117,196

	II. Transfer from voluntary reserves		—	—

	III. Subtotal (I+II)		1,041,789	10,117,196

	IV. Appropriations of retained earnings		(1,041,789)	(10,117,196)
	Legal reserve		—	—
	Dividends (government, individual)
(Amount of dividends per share (%) :	Current year—￦3,100 (62.0%)
	Prior year—￦500 (10.0%)		(320,982)	(1,990,089)
	Reserve for business expansion		(720,807)	(8,127,107)
	V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of December 31, 2015 are as follows:

Issuer	Hybrid Bond	Issued date	Maturity	Yield(%)	Amount
	In millions of won
Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	￦	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of Issuance						(1,340)

					￦	498,660

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

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Other capital surpluses	￦	1,151,402	1,197,388
Accumulated other comprehensive loss		(202,269)	(98,713)
Other equity		13,294,973	13,294,973

	￦	14,244,106	14,393,648

(2)	Changes in other capital surpluses for the years ended December 31, 2014 and 2015 are as follows:

		2014			2015
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	303,028	527,954	830,982	387,524	763,878	1,151,402
Disposal of subsidiary		—	313,117	313,117	—	58,310	58,310
Disposal of treasury stocks		111,473	—	111,473	—	—	—
Issuance of share capital of subsidiary		—	(1,235)	(1,235)	—	2,536	2,536
Change in consolidation scope		—	—	—	—	(716)	(716)
Income tax effect		(26,977)	(75,958)	(102,935)	—	(14,144)	(14,144)

Ending balance	￦	387,524	763,878	1,151,402	387,524	809,864	1,197,388

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	62,614	182,261	(170,679)	(18,658)	55,538
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(97,263)	—	—	—	(97,263)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	4,636	—	—	4,636
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	—	(84,962)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(80,218)	(80,218)

Ending balance	￦	(34,649)	186,897	(255,641)	(98,876)	(202,269)

		2015
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		9,744	—	—	—	9,744
Shares in other comprehensive income of associates and joint ventures, net of tax		—	89,476	—	—	89,476
Foreign currency translation of foreign operations, net of tax		—	—	1,179	—	1,179
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	3,157	3,157

Ending balance	￦	(24,905)	276,373	(254,462)	(95,719)	(98,713)

(4)	Changes in treasury stocks for the years ended December 31, 2014 and 2015 are as follows.

		2014		2015
		Shares	Amount	Shares	Amount
		In millions of won except for share information
Beginning balance	￦	18,929,995	(741,489)	—	—
Disposal of treasury stocks		(18,929,995)	741,489	—	—

Ending balance	￦	—	—	—	—

(5)	Details of other equity for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

35.	Sales

Details	of sales for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013		2014		2015
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
Sales of goods	￦	50,876,783	256,020	53,408,869	297,959	53,961,463	405,573
Electricity		50,170,178	—	52,625,226	—	53,229,470	—
Heat supply		244,455	—	258,492	—	204,987	—
Others		462,150	256,020	525,151	297,959	527,006	405,573
Sales of service		198,932	127,687	222,973	228,040	209,189	244,298
Sales of construction services		238,924	2,014,159	262,035	2,703,150	180,424	3,580,780

	￦	51,314,639	2,397,866	53,893,877	3,229,149	54,351,076	4,230,651

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Salaries	￦	566,748	556,808	655,432
Retirement benefit expense		81,051	12,418	61,903
Welfare and benefit expense		107,342	89,804	119,866
Insurance expense		7,408	10,619	10,636
Depreciation		68,222	69,182	102,867
Amortization of intangible assets		50,266	40,260	40,465
Bad debt expense		40,446	39,018	290
Commission		510,309	550,335	562,171
Advertising expense		28,127	27,236	30,085
Training expense		5,332	5,664	4,988
Vehicle maintenance expense		12,358	12,015	10,529
Publishing expense		3,190	3,109	3,124
Business promotion expense		3,707	3,053	3,338
Rent expense		39,652	34,914	44,905
Telecommunication expense		24,468	21,586	22,678
Transportation expense		347	1,907	753
Taxes and dues		43,648	42,894	55,970
Expendable supplies expense		4,453	6,009	7,272
Water, light and heating expense		9,669	9,758	9,558

		2013	2014	2015
		In millions of won
Repairs and maintenance expense		25,512	40,397	74,330
Ordinary development expense		166,106	154,244	178,472
Travel expense		13,146	13,025	14,388
Clothing expense		4,374	7,577	5,751
Survey and analysis expense		623	526	590
Membership fee		774	798	1,040
Others		105,914	171,210	131,860

	￦	1,923,192	1,924,366	2,153,261

(2)	Other selling and administrative expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Accommodation development expenses	￦	22,601	22,530	28,134
Miscellaneous wages		34,284	30,397	43,109
Litigation and filing expenses		9,501	9,222	10,670
Compensation for damages		2,289	46,946	9,032
Outsourcing expenses		4,002	1,377	2,865
Reward expenses		2,507	2,094	2,472
Overseas market development expenses		—	—	1,541
Others		30,730	58,644	34,037

	￦	105,914	171,210	131,860

37.	Other Income and Expense

(1)	Other income for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Reversal of other provisions	￦	11,743	5,271	6,355
Reversal of allowance for doubtful accounts		—	241	413
Gains on assets contributed		14,392	2,418	9,004
Gains on liabilities exempted		2,425	858	2,588
Compensation and reparations revenue		94,064	156,019	166,355
Gains on electricity infrastructure development fund		50,808	18,888	—
Revenue from research contracts		10,815	9,615	5,342
Revenue related to transfer of assets from customers		325,290	351,857	375,995
Rental income		187,351	182,511	196,406
Others		28,569	26,508	45,756

	￦	725,457	754,186	808,214

(2)	Details of others of other income for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Refund of claim for rectification	￦	9,796	9,996	7,623
Adjustment of research project		3,891	4,003	4,090
Maintenance expenses on lease building		2,320	1,282	324
Training expenses		3,657	2,916	4,774
Deposit redemption		142	2,235	430
Reversal of expenses on litigation		2,340	521	219
Revenue on royalty fee		2,471	897	2,739
Reimbursement of insurance fee		—	310	11,797
Gains on guarantee contracts		—	—	4,523
Others		3,952	4,348	9,237

	￦	28,569	26,508	45,756

(3)	Other expense for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Compensation and indemnification expense	￦	—	—	16,959
Accretion expenses of other provisions		443	1,052	4,575
Depreciation expenses on investment properties		908	821	669
Depreciation expenses on idle assets		6,661	6,658	6,698
Other bad debt expense		8,665	15,981	18,473
Donations		57,970	37,889	34,134
Others		25,164	25,819	27,340

	￦	99,811	88,220	108,848

(4)	Details of others of other expense for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Operating expenses related to the idle assets	￦	1,034	985	779
Research grants		551	617	1,392
Supporting expenses on farming and fishing village		16,162	14,211	14,626
Operating expenses on fitness center		2,382	1,928	2,912
Expenses on adjustment of research and development grants		1,272	—	709
Forfeit of taxes and dues		2,442	—	1,105
Movement expense		—	2,262	3,191
Others		1,321	5,816	2,626

	￦	25,164	25,819	27,340

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Other gains
Gains on disposal of property plant, and equipment	￦	59,345	85,775	8,637,508
Gains on disposal of intangible assets		4	4	32
Reversal of impairment loss on intangible assets		121	18	275
Gains on foreign currency translation		2,835	5,152	13,784
Gains on foreign currency transaction		62,817	56,368	61,007
Insurance proceeds		1,700	3,046	30
Others		208,554	194,888	162,128

Other losses
Losses on disposal of property plant and equipment		(58,852)	(50,152)	(73,073)
Losses on disposal of intangible assets		(1)	(18)	(16)
Impairment loss on property, plant and equipment		(1,161)	(38,107)	(30,344)
Impairment loss on intangible assets		(267)	(42)	(22)
Losses on foreign currency translation		(9,978)	(12,663)	(15,097)
Losses on foreign currency transaction		(59,907)	(53,252)	(75,615)
Others		(76,696)	(83,621)	(69,824)

	￦	128,514	107,396	8,610,773

(2)	Details of others of other gains for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Gains on disposal of inventories	￦	11,387	12,127	10,758
Gains on valuation of inventories		903	2,756	7
Gains on proxy collection of TV license fee		36,706	37,433	38,529
Gains on compensation of impaired electric poles		5,407	2,319	—
Gains on compensation for infringement on contract		4,311	7,824	7,414
Gains on harbor facilities dues		4,745	5,935	5,943
Technical fees		3,940	1,121	1,258
Reversal of occupation development training fees		2,369	1,850	1,878
Gains on disposal of waste		9,979	2,467	2,880
Gains on insurance		12,828	2,748	11,865
Gains on litigation		5,813	1,954	600
Interests on tax rebate		9,258	2,388	1,661
Gains on other commission		14,288	8,672	2,177
Gains on research tasks		—	28,599	1,446
Gains on settlement and others		11,205	—	2,803
Gains on sales of greenhouse gas emissions rights		—	—	52
Others		75,415	76,695	72,857

	￦	208,554	194,888	162,128

(3)	Details of others of other losses for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Losses on valuation of inventories	￦	1,604	3,231	1,318
Losses on disposal of inventories		1,778	1,996	13,469
Losses due to disaster		4,456	2,404	263
Losses on rounding adjustment of electric charge surtax		1,174	1,236	1,251
Losses on adjustments of levies		41,176	5,091	13,928
Losses on write-off		3,627	4,297	—
Penalty on taxes and dues		2,116	6,825	190
Commission and others		821	139	—
Losses on litigation		—	22,999	488
Others		19,944	35,403	38,917

	￦	76,696	83,621	69,824

39.	Finance Income

(1)	Finance income for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Interest income	￦	182,161	191,456	241,585
Dividends income		9,870	14,193	14,069
Gains on disposal of financial assets		196	98,065	4
Gains on valuation of derivatives		16,927	312,347	610,582
Gains on transaction of derivatives		120,948	52,618	151,851
Gains on foreign currency translation		263,311	121,177	127,372
Gains on foreign currency transaction		36,129	95,418	37,377
Other finance income		—	16	148

	￦	629,542	885,290	1,182,988

(2)	Interest income included in finance income for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Cash and cash equivalents	￦	60,301	56,384	54,687
Available-for-sale financial assets		1,150	382	29
Held-to-maturity investments		64	89	99
Loans and receivables		42,418	29,507	28,586
Short-term financial instrument		16,896	5,199	46,921
Long-term financial instrument		13	215	10,492
Other financial assets		1,082	—	—
Trade and other receivables		60,237	99,680	100,771

	￦	182,161	191,456	241,585

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Interest expense	￦	2,381,900	2,351,624	2,015,684
Losses on sale of financial assets		4,202	2,700	3,008
Impairment of available-for-sale financial assets		12,592	79,618	84,370
Losses on valuation of derivatives		263,777	102,091	17,051
Losses on transaction of derivatives		107,582	119,635	37,262
Losses on foreign currency translation		60,597	465,326	743,283
Losses on foreign currency transaction		100,972	18,827	113,723
Losses on repayment of financial liabilities		—	199	33
Other		—	18	1,043

	￦	2,931,622	3,140,038	3,015,457

(2)	Interest expense included in finance expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Trade and other payables	￦	102,388	98,407	84,527
Short-term borrowings		32,928	27,038	14,627
Long-term borrowings		191,638	167,781	103,503
Debt securities		2,234,148	2,306,330	2,177,855
Other financial liabilities		564,139	588,535	538,680

		3,125,241	3,188,091	2,919,192

Less: Capitalized borrowing costs		(743,341)	(836,467)	(903,508)

	￦	2,381,900	2,351,624	2,015,684

Capitalization rates for the years ended December 31, 2013, 2014 and 2015 are 3.71% ~ 4.33%, 3.28% ~ 4.35% and 2.36% ~ 4.25%, respectively.

41.	Income Taxes

(1)	Income tax expense for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Current income tax expense
Payment of income tax	￦	172,574	897,129	2,682,779
Adjustment due to changes in estimates related to prior years		(11,833)	(29,823)	(23,248)
Current income tax directly recognized in equity		(151,076)	9,137	37,768

		9,665	876,443	2,697,299

Deferred income tax expense
Generation and realization of temporary differences		(532,604)	248,796	48,878
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(201,420)	(26,067)	71,999
Changes in deferred tax on tax losses carryforwards		93,668	345,887	2,374,237
Unrecognized deferred tax assets		103,555	—	—
Tax credit carry forwards		(43,658)	(14,720)	47,000

		(580,459)	553,896	2,542,114

Income tax expense (benefit)	￦	(570,794)	1,430,339	5,239,413

(2)	Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate of 24.2% to loss (income) before income taxes for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Income (Loss) before income tax	￦	(396,488)	4,229,306	18,655,786

Income tax (expense) benefit computed at applicable tax rate of 24.2%		95,950	(1,023,492)	(4,514,700)

Adjustments
Additional payment of income taxes or receipt of income tax refunds		36,003	13,574	14,130
Effect of applying gradual tax rate		2,357	1,503	4,147
Effect of non-taxable revenue		82,810	50,728	8,047
Effect of non-deductible expenses		(13,698)	(43,152)	(17,734)
Effects of tax credits and deduction		335,710	75,804	103,435
Recognition of unrecognized deferred tax asset, net		179,147	26,067	(71,999)
Unrecognized deferred tax assets		(123,227)	—	—
Deferred income tax related to investments in subsidiaries and associates		(93,984)	(516,557)	(784,793)
Others, net		69,726	(14,814)	20,054

		474,844	(406,847)	(724,713)

Income tax (expense) benefit	￦	570,794	(1,430,339)	(5,239,413)

Effective tax rate		144%	34%	28%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Dividends of hybrid securities	￦	5,455	5,256	5,253
Gain on disposal of subsidiaries		(47,609)	(75,958)	(14,144)
Gain on disposal of treasury stocks		—	(26,976)	—

	￦	(42,154)	(97,678)	(8,891)

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013	2014	2015
		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of available-for-sale financial assets	￦	(31,367)	26,149	(6,315)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		6,416	51,504	7,253
Remeasurements of defined benefit obligations		(73,647)	60,270	42,913
Investments in associates		(10,324)	(16,813)	13,648
Others		—	(14,295)	(10,840)

	￦	(108,922)	106,815	46,659

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	518,681	(218,342)	52,595	—	352,934
Cash flow hedge		51,991	(51,674)	51,038	—	51,355
Investments in associates or subsidiaries		(5,227,034)	(435,528)	(31,107)	(75,958)	(5,769,627)
Property, plant and equipment		(6,061,613)	81,751	—	—	(5,979,862)
Finance lease		(142,081)	(55,016)	—	—	(197,097)
Intangible assets		10,242	2,067	—	—	12,309
Financial assets at fair value through profit or loss		83,645	(80,805)	—	—	2,840
Available-for-sale financial assets		(101,088)	33,104	26,148	—	(41,836)
Deferred revenue		244,806	(14,162)	—	—	230,644
Provisions		3,150,908	308,867	—	—	3,459,775
Doubtful receivables		59	1,297	—	—	1,356
Other finance liabilities		25,856	(7,876)	—	5,256	23,236
Losses (gains) on foreign exchange translation		(19,164)	72,958	—	—	53,794
Allowance for doubtful accounts		7,314	8,138	—	—	15,452
Accrued income		(1,248)	(1,998)	—	—	(3,246)
Special deduction for property, plant and equipment		(194,785)	111	—	—	(194,674)
Impairment of non-current assets		86,720	—	—	—	86,720
Treasury stocks		—	26,976	—	(26,976)	—
Reserve for research and human development		(43,143)	7,644	—	—	(35,499)
Others		409,436	42,442	8,141	—	460,019

		(7,200,498)	(280,046)	106,815	(97,678)	(7,471,407)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,501,349	(325,174)	—	—	2,176,175
Tax credit		56,099	42,187	—	—	98,286

		2,557,448	(282,987)	—	—	2,274,461

	￦	(4,643,050)	(563,033)	106,815	(97,678)	(5,196,946)

		2015
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	352,934	11,495	42,913	—	407,342
Cash flow hedge		51,354	(87,620)	7,253	—	(29,013)
Investments in associates or subsidiaries		(5,769,627)	(669,035)	2,808	(14,144)	(6,449,998)
Property, plant and equipment		(5,979,863)	484,077	—	—	(5,495,786)
Finance lease		(197,097)	(75,333)	—	—	(272,430)
Intangible assets		12,309	(2,889)	—	—	9,420
Financial assets at fair value through profit or loss		2,840	(2,844)	—	—	(4)
Available-for-sale financial assets		(41,836)	(1,048)	(6,315)	—	(49,199)
Deferred revenue		230,644	(15,283)	—	—	215,361
Provisions		3,459,775	(87,352)	—	—	3,372,423
Doubtful receivables		1,356	49	—	—	1,405
Other finance liabilities		23,237	(2,192)	—	5,253	26,298
Losses on foreign exchange translation		53,794	74,920	—	—	128,714
Allowance for doubtful accounts		15,452	3,524	—	—	18,976
Accrued income		(3,245)	(7,986)	—	—	(11,231)
Special deduction for property, plant and equipment		(194,674)	327	—	—	(194,347)
Impairment of non-current assets		86,720	(86,720)	—	—	—
Reserve for research and human development		(35,499)	14,811	—	—	(20,688)
Others		460,019	116,566	—	—	576,585

		(7,471,407)	(332,533)	46,659	(8,891)	(7,766,172)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	(2,176,178)	—	—	(3)
Tax credit		98,286	(71,171)	—	—	27,115

		2,274,461	(2,247,349)	—	—	27,112

	￦	(5,196,946)	(2,579,882)	46,659	(8,891)	(7,739,060)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Deferred income tax assets	￦	526,934	623,623
Deferred income tax liabilities		(5,723,880)	(8,362,683)

	￦	(5,196,946)	(7,739,060)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Deductible temporary differences	￦	448,402	441,704

	￦	448,402	441,704

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Land(*1,2,3)	￦	2,021,445	2,907
Building(*1,2,3)		69,363	20,366
Structures(*2,3)		2	—
Investments in associates(*4,5)		—	56,374

	￦	2,090,810	79,647

(*1)	The Company moved its headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development and entered into a contract with Hyundai Motor and two of its affiliates to sell the buildings and land of the Company’s headquarters in Seoul on September 26, 2014. The Company reclassified the buildings and land as held-for-sales assets when the construction of the Naju headquarters was completed in 2014. The total sales value amounted to ￦10.55 trillion and the ownership has transferred on September 25, 2015.

(*2)	KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of the Company, moved its headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development and entered in to a contract with TmaxSoft Co., Ltd. to sell its head office in Seongnam on March 11, 2015. The total sales value amounted to ￦71 billion and the ownership has transferred on August 27, 2015. The Company recognized a gain of ￦36,407 million on disposal of assets held-for-sale for the year ended December 31, 2015.

(*3)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.

(*4)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.

(*5)	Korea South-East Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Hyundai Energy Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	23,778,430	23,778,430
Salaries		566,748	2,583,032	3,149,780
Retirement benefit expense		81,051	349,931	430,982
Welfare and benefit expense		107,342	366,234	473,576
Insurance expense		7,408	63,125	70,533
Depreciation		68,222	7,228,205	7,296,427
Amortization of intangible assets		50,266	38,113	88,379
Bad debt expense		40,446	—	40,446
Commission		510,309	359,879	870,188
Advertising expense		28,127	7,133	35,260
Training expense		5,332	10,146	15,478
Vehicle maintenance expense		12,358	9,683	22,041
Publishing expense		3,190	4,088	7,278
Business promotion expense		3,707	4,340	8,047
Rent expense		39,652	93,001	132,653
Telecommunication expense		24,468	69,885	94,353
Transportation expense		347	4,139	4,486
Taxes and dues		43,648	195,076	238,724
Expendable supplies expense		4,453	25,554	30,007
Water, light and heating expense		9,669	27,879	37,548
Repairs and maintenance expense		25,512	1,431,441	1,456,953
Ordinary development expense		166,106	411,027	577,133
Travel expense		13,145	45,928	59,073
Clothing expense		4,374	4,207	8,581
Survey and analysis expense		623	3,471	4,094
Membership fee		774	5,478	6,252
Power purchase		—	11,328,898	11,328,898
Others		105,915	2,147,315	2,253,230

	￦	1,923,192	50,595,638	52,518,830

		2014
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	20,150,934	20,150,934
Salaries		556,808	2,633,641	3,190,449
Retirement benefit expense		12,418	147,843	160,261
Welfare and benefit expense		89,804	313,483	403,287
Insurance expense		10,619	65,322	75,941
Depreciation		69,182	7,720,386	7,789,568
Amortization of intangible assets		40,260	36,153	76,413
Bad debt expense		39,018	—	39,018
Commission		550,335	355,263	905,598
Advertising expense		27,236	7,414	34,650
Training expense		5,664	9,387	15,051
Vehicle maintenance expense		12,015	9,297	21,312
Publishing expense		3,109	3,917	7,026
Business promotion expense		3,053	3,960	7,013
Rent expense		34,914	98,321	133,235
Telecommunication expense		21,586	70,140	91,726
Transportation expense		1,907	3,638	5,545
Taxes and dues		42,894	250,722	293,616
Expendable supplies expense		6,009	26,279	32,288
Water, light and heating expense		9,758	26,910	36,668
Repairs and maintenance expense		40,397	1,388,975	1,429,372
Ordinary development expense		154,244	391,491	545,735
Travel expense		13,025	46,792	59,817
Clothing expense		7,577	5,039	12,616
Survey and analysis expense		526	2,391	2,917
Membership fee		798	6,047	6,845
Power purchase		—	12,601,686	12,601,686
Others		171,210	3,387,521	3,558,731

	￦	1,924,366	49,762,952	51,687,318

		2015
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	14,626,933	14,626,933
Salaries		655,432	2,962,476	3,617,908
Retirement benefit expense		61,903	320,700	382,603
Welfare and benefit expense		119,866	426,186	546,052
Insurance expense		10,636	83,910	94,546
Depreciation		102,867	8,158,884	8,261,751
Amortization of intangible assets		40,465	31,801	72,266
Bad debt expense		290	—	290
Commission		562,171	353,703	915,874
Advertising expense		30,085	8,498	38,583
Training expense		4,988	11,186	16,174
Vehicle maintenance expense		10,529	8,323	18,852
Publishing expense		3,124	3,981	7,105
Business promotion expense		3,338	4,312	7,650
Rent expense		44,905	142,054	186,959
Telecommunication expense		22,678	73,180	95,858
Transportation expense		753	5,336	6,089
Taxes and dues		55,970	397,161	453,131
Expendable supplies expense		7,272	29,874	37,146
Water, light and heating expense		9,558	26,870	36,428
Repairs and maintenance expense		74,330	1,771,760	1,846,090
Ordinary development expense		178,472	432,748	611,220
Travel expense		14,388	52,910	67,298
Clothing expense		5,751	4,135	9,886
Survey and analysis expense		590	3,071	3,661
Membership fee		1,040	6,401	7,441
Power purchase		—	11,428,027	11,428,027
Others		131,860	4,083,309	4,215,169

	￦	2,153,261	45,457,729	47,610,990

44.	Earnings Per Share

(1)	Basic earnings per share for the years ended December 31, 2013, 2014 and 2015 are as follows:

Type		2013	2014	2015
		In won
Basic earnings per share	￦	96	4,290	20,701

(2)	Diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 are as follows:

Type		2013	2014	2015
		In won
Diluted earnings per share	￦	96	4,290	20,701

(3)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2013, 2014 and 2015 are as follows:

Type		2013	2014	2015
		In millions of won except number of shares
Controlling interest in net profit	￦	60,011	2,686,873	13,289,127
Profit used in the calculation of total basic earnings per share		60,011	2,686,873	13,289,127
Weighted average number of common shares		623,034,082	626,353,314	641,964,077

(4)	Diluted earnings per share

Diluted earnings per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 are as follows:

Type		2013	2014	2015
		In millions of won
Profit used in the calculation of total diluted earnings per share	￦	60,011	2,686,873	13,289,127

Weighted average common shares used in calculating diluted earnings per share are adjusted from weighted average common shares used in calculating basic earnings per share. Detailed information of the adjustment for the years ended December 31, 2013, 2014 and 2015 are as follows:

Type	2013	2014	2015
	In number of shares
Weighted average number of common shares	623,034,082	626,353,314	641,964,077
Diluted weighted average number of shares	623,034,082	626,353,314	641,964,077

(5)	There are no potential dilutive instruments and diluted earnings per shares are same as basic earnings per share for the years ended December 31, 2013, 2014 and 2015.

45.	Risk Management

(1)	Capital risk management

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

Details of the Company’s capital management accounts as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Total borrowings and debt securities	￦	62,824,327	58,753,499
Cash and cash equivalents		1,796,300	3,783,065

Net borrowings and debt securities		61,028,027	54,970,434

Total shareholder’s equity		54,825,010	67,942,475

Debt to equity ratio		111.31%	80.91%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

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

①	Credit risk management

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

②	Impairment and allowance account

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Cash and cash equivalents	￦	1,796,300	3,783,065
Derivative assets (trading)		65,849	255,008
Available-for-sale financial assets		715,151	584,479
Held-to-maturity investments		3,614	3,623
Loans and receivables		623,997	735,057
Long-term/short-term financial instruments		704,462	5,890,866
Derivative assets (using hedge accounting)		104,276	362,142
Trade and other receivables		9,422,219	9,271,967
Financial guarantee contracts(*)		148,522	271,010

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of December 31, 2015 are as follows:

Type	Company	Currency	Amounts
	In thousands of U.S. dollars
Joint ventures	KEPCO SPC Power Corporation	USD	88,138
Joint ventures	PT. Tanjung Power Indonesia	USD	10,500
Joint ventures	Kelar S.A	USD	132,600

			231,238

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

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2014 and 2015 are as follows:

			2014		2015
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
	In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	244,516	(222,706)	293,205	(271,758)
Discount rate	Increase (decrease) in defined benefit obligation		(221,728)	260,991	(267,648)	315,870

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2014 and 2015 are ￦5,699 million and ￦7,265 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2014 and 2015 are as follows:

Type	Accounts	2014	2015
PCBs	Inflation rate	2.79%	2.65%
	Discount rate	3.78%	3.21%
Nuclear plants	Inflation rate	2.93%	1.40%
	Discount rate	4.49%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2014 and 2015 are as follows:

			2014		2015
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
	In millions of won
Discount rate	PCBs	￦	(1,058)	1,066	(875)	881
	Nuclear plants		(221,795)	227,773	(201,318)	206,720
	Spent fuel		(49,483)	51,404	(52,390)	54,425
Inflation rate	PCBs		1,076	(1,069)	885	(881)
	Nuclear plants		251,588	(244,964)	220,720	(215,086)
	Spent fuel		52,147	(50,267)	55,212	(53,219)

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2014 and 2015 are as follows:

	Assets		Liabilities
Type	2014	2015	2014	2015
	In thousands of foreign currencies
AUD	196	158	542,292	595,284
BWP	—	301	—	—
CAD	1	—	244	858
CNY	—	—	—	26,140
EUR	2,097	6,141	4,087	33,552
IDR	273,738	—	17,288	—
MXN	7,637	7,704	122	—
PHP	196,696	489,309	17,962	77,337
SAR	1,044	1,083	—	—
USD	1,211,513	1,260,094	7,415,050	9,331,854
INR	683,074	972,175	173,753	206,159
PKR	167,747	211,212	2,037	12,928
MGA	2,183,910	2,768,360	69,199	151,729
JPY	1,048,413	1,425,163	20,023,572	20,325,211
KZT	551,684	47,177	—	—
GBP	—	—	90	99
CHF	—	—	399,634	400,029
AED	3,965	1,481	1,136	1,705
ZAR	146	238	—	—
JOD	1,080	2,972	1	—
BDT	47,167	43,332	314	889
TWD	—	—	—	30
SEK	—	—	196	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2014 and 2015 are as follows:

		2014		2015
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won
Increase (decrease) of income before income tax	￦	(790,483)	790,483	(1,063,285)	1,063,285
Increase (decrease) of shareholder’s equity(*)		(790,483)	790,483	(1,063,285)	1,063,285

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2014 and 2015.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2014 and 2015 are as follows:

Type		2014	2015
		In millions of won
Short-term borrowings	￦	20,788	41,608
Long-term borrowings		3,506,989	1,977,745
Debt securities		2,534,000	2,082,000

	￦	6,061,777	4,101,353

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2014 and 2015 are as follows:

		2014		2015
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(60,618)	60,618	(41,014)	41,014
Increase (decrease) of shareholder’s equity(*)		(60,618)	60,618	(41,014)	41,014

(*) The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2014 and 2015 are as follows:

		2014		2015
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	526,252	(526,252)	532,295	(532,295)
Increase (decrease) of shareholder’s equity(*)		526,252	(526,252)	532,295	(532,295)

(*) The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

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

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2014 and 2015. This table, based on the undiscounted cash flows of the non-derivative financial liabilities, has been completed based on the respective liabilities’ earliest maturity date.

		2014
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	9,219,013	8,888,723	27,584,208	30,253,070	75,945,014
Finance lease liabilities		184,809	182,072	437,756	294,032	1,098,669
Trade and other payables		6,019,230	318,466	570,988	2,257,220	9,165,904
Financial guarantee contracts(*)		35,449	29,678	83,395	—	148,522

	￦	15,458,501	9,418,939	28,676,347	32,804,322	86,358,109

		2015
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	9,862,441	11,252,946	23,642,523	28,566,566	73,324,476
Finance lease liabilities		182,072	175,512	349,953	206,323	913,860
Trade and other payables		4,618,812	314,361	617,120	2,244,445	7,794,738
Financial guarantee contracts(*)		168,885	62,116	40,009	—	271,010

	￦	14,832,210	11,804,935	24,649,605	31,017,334	82,304,084

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2014 and 2015 are ￦3,695 million and ￦4,288 million, respectively.

The expected maturities for non-derivative financial assets as of December 31, 2014 and 2015 in detail are as follows:

		2014
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	1,796,300	—	—	—	1,796,300
Available-for-sale financial assets		—	—	—	715,151	715,151
Held-to-maturity investments		265	3,336	13	—	3,614
Loans and receivables		68,911	176,600	425,082	9,927	680,520
Long-term/short-term financial instruments		100,099	740	603,308	315	704,462
Trade and other receivables		7,700,166	830,863	824,966	76,104	9,432,099

	￦	9,665,741	1,011,539	1,853,369	801,497	13,332,146

		2015
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	3,783,065	—	—	—	3,783,065
Available-for-sale financial assets		—	—	—	584,479	584,479
Held-to-maturity investments		381	3,242	—	—	3,623
Loans and receivables		106,013	268,820	397,976	11,330	784,139
Long-term/short-term financial instruments		5,132,829	5,000	752,703	334	5,890,866
Trade and other receivables		7,476,745	765,979	958,968	79,202	9,280,894

	￦	16,499,033	1,043,041	2,109,647	675,345	20,327,066

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2014 and 2015 are as follows:

		2014
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Gross settlement
—Trading	￦	(66,580)	(15,289)	(108,717)	(11,301)	(201,887)
—Hedging		(3,070)	(31,441)	(70,384)	(84,815)	(189,710)

	￦	(69,650)	(46,730)	(179,101)	(96,116)	(391,597)

		2015
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Gross settlement
—Trading	￦	(9,552)	(4,627)	(47,971)	—	(62,150)
—Hedging		1,260	2,032	(44,233)	(62,534)	(103,475)

	￦	(8,292)	(2,595)	(92,204)	(62,534)	(165,625)

(3)	Fair value risk

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2014 and 2015 are as follows:

		2014		2015
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Available-for-sale financial assets(*1)	￦	715,151	715,151	584,479	584,479
Derivative assets (trading)		65,849	65,849	255,008	255,008
Derivative assets (using hedge accounting)		104,276	104,276	362,142	362,142
Long-term financial instruments		604,363	604,363	758,037	758,037
Short-term financial instruments		100,099	100,099	5,132,829	5,132,829

		1,589,738	1,589,738	7,092,495	7,092,495

Assets carried at amortized cost
Held-to-maturity investments		3,614	3,614	3,623	3,623
Loans and receivables		623,997	623,997	735,057	735,057
Trade and other receivables		9,422,219	9,422,219	9,271,967	9,271,967
Cash and cash equivalents		1,796,300	1,796,300	3,783,065	3,783,065

		11,846,130	11,846,130	13,793,712	13,793,712

Liabilities recognized at fair value
Derivative liabilities (trading)		164,931	164,931	49,011	49,011
Derivative assets (using hedge accounting)		172,877	172,877	117,499	117,499

		337,808	337,808	166,510	166,510

Liabilities carried at amortized cost
Secured borrowings		941,823	941,823	641,363	641,363
Unsecured bond		58,235,767	61,816,897	55,677,213	59,619,941
Finance lease liabilities		769,435	769,435	659,394	659,394
Unsecured borrowings		3,625,949	3,731,331	2,407,690	2,427,847
Trade and other payables(*2)		9,165,904	9,165,904	7,794,738	7,794,738
Bank overdraft		20,788	20,788	27,233	27,233

	￦	72,759,666	76,446,178	67,207,631	71,170,516

(*1)	Book values of equity securities held by the Company that were measured at cost as of December 31, 2014 and 2015 are ￦299,308 million and ￦207,508 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	Excludes finance lease liabilities.

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2014 and 2015 are as follows:

Type	2014	2015
Derivatives	0.04%~2.78%	0.28%~4.16%
Borrowings and debt securities	0.16%~5.80%	0.15%~5.80%
Finance lease	9.00%~10.83%	9.00%~10.83%

(iii)	Fair value hierarchy

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

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2014 and 2015 are as follows:

		2014
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	247,215	—	168,627	415,842
Derivative assets		—	170,125	—	170,125

		247,215	170,125	168,627	585,967

Financial liabilities at fair value
Derivative liabilities		—	337,806	—	337,806

		2015
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	196,579	—	180,390	376,969
Derivative assets		—	617,150	—	617,150

		196,579	617,150	180,390	994,119

Financial liabilities at fair value
Derivative liabilities		—	166,510	—	166,510

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

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	171,304	—	—	(2,677)	—	—	168,627
Debt securities		14,655	—	—	—	(14,655)	—	—

		2015
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	168,627	—	—	11,763	—	—	180,390

46. Service	Concession Arrangements

(1)	Gas complex thermal power plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2015 are as follows:

Type	Amounts
	In millions of won
Less than 1 year	￦	122,420
1~ 2 years		122,420
2~ 3 years		122,420
Over 3 years		418,270

	￦	785,530

(2)	Hydroelectric power generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed

O&M cost, tax on water usage, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2015 are as follows:

Type	Amounts
	In millions of won
Less than 1 year	￦	—
1~ 2 years		8,932
2~ 3 years		29,811
Over 3 years		691,740

	￦	730,483

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2015 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (77 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Canada Uranium Investment Limited Partnership, KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy., Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America

Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, LLC, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation and Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd.

Associates (55 associates)	Daegu Green Power Co., Ltd., Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., KS Solar Corp. Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co. Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Material Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Muju Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Busan Solar Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited, PT Wampu Electric Power, PT. Bayan Resources TBK, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd.

Joint ventures (38 joint ventures)	KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KEPCO-ALSTOM Power Electronics Systems, Inc., Dangjin Echo Power Co., Ltd.(Formerly, Dongbu Power Dangjin Corporation), Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., KEPCO Energy Resource Nigeria Limited, Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company, Datang KEPCO Chaoyang Renewable Power Co., LTD., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES

Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., KODE NOVUS 1 LLC, KODE NOVUS 2 LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and will not be shown as notes.

(3)	Related party transactions for the years ended December 31, 2013, 2014 and 2015 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2013	2014	2015
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	121	1,320	1,055
Dongducheon Dream Power Co., Ltd.	Service		11,603	12,446	14,811
Korea Gas Corporation	Electricity sales		124,244	82,117	90,480
Gumi-ochang Photovoltaic Power Co., Ltd.	Electricity sales		—	14	—
Chungbuk Photovoltaic Power Co., Ltd	Electricity sales		—	6	—
Cheonan Photovoltaic Power Co., Ltd.	Electricity sales		—	2	—
SE Green Energy Co., Ltd.	Electricity sales		1	—	—
Daegu Photovoltaic Co., Ltd.	Electricity sales		5	—	—
Jeongam Wind Power Co., Ltd.	Electricity sales		3	8	8
Korea Power Engineering Service Co., Ltd.	Service		—	1,239	1,743
Golden Route J Solar Power Co., Ltd.	Electricity sales		—	1	—
Yeongwol Energy Station Co., Ltd.	Service		27,900	3,676	814
KOSCON Photovoltaic Co., Ltd.	Electricity sales		1	5	—
Yeonan Photovoltaic Co., Ltd.	Electricity sales		52	4	—
Q1 Solar Co., Ltd.	Electricity sales		262	13	—
Best Solar Energy Co., Ltd.	Electricity sales		39	16	—
Seokcheon Solar Power Co., Ltd.	Electricity sales		—	54	—
D Solar Energy Co., Ltd.	Electricity sales		—	8	—
KS Solar Corp., Ltd.	Electricity sales		—	15	21
Hyundai Asan Solar Power Co., Ltd.	Electricity sales		—	8	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental income and others		—	1	1
Jeonnam Solar Co., Ltd.	Electricity sales		—	16	—
Korea Electric Power Industrial Development Co., Ltd.	Service		13,014	15,852	12,361
DS POWER Co., Ltd.	Service		—	152,025	106,183
Goseong Green Energy Co., Ltd.	Property sales		—	4,004	9,306
Gangneung Eco Power Co., Ltd.	Service		—	6,446	9,761
Shin Pyeongtaek Power Co., Ltd.	Service		—	174	11,344
Naepo Green Energy Co., Ltd.	Electricity sales		—	8	66
Noeul Green Energy Co., Ltd	Electricity sales		—	—	45
YTN Co., Ltd.	Electricity sales		4,070	7,446	1,753
Busan Green Energy Co., Ltd.	Electricity sales		—	—	1
Korea Electric Vehicle Charge Service	Electricity sales		—	—	2
Ulleungdo Natural Energy Co., Ltd.	Electricity sales		—	—	229
Cheongna Energy Co., Ltd.	Service		13,117	14,153	21,081
Gangwon Wind Power Co., Ltd.	Electricity sales		2,133	2,152	1,046
Hyundai Green Power Co., Ltd.	Electricity sales and design service		15,896	14,943	15,401
Korea Power Exchange	Service		26,710	16,300	4,272

			Sales and others
Company name	Transaction type		2013	2014	2015
			In millions of won
Hyundai Energy Co., Ltd.	Service		21,535	58,566	25,402
Ecollite Co., Ltd.	Interest income		866	—	—
Taebaek Wind Power Co., Ltd.	Service		626	1,653	872
Pyeongchang Wind Power Co., Ltd.	Design service		65	120	72
Daeryun Power Co., Ltd.	Electricity sales		780	1,611	1,731
Changjuk Wind Power Co., Ltd.	Electricity sales		751	1,848	754
KNH Solar Co., Ltd.	Electricity sales		19	17	17
S-Power Co., Ltd.	Service and electricity sales		—	7,564	7,278
Busan Solar Co., Ltd.	Electricity sales		2	17	16
Green Biomass Co., Ltd.	Service		—	—	51
SPC Power Corporation	Interest income		—	—	1,433
PT. Bayan Resources TBK	Electricity sales		—	—	164
Gemeng International Energy Co., Ltd.	Dividend income		—	6,905	37,163
Dolphin Property Limited	Service		32	—	—
E-POWER S.A.	Dividend income		1,902	1,456	—
Pioneer Gas Power Limited	Service		—	214	274
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		—	1,333	584

<Joint ventures>
KEPCO SPC Power Corporation	Service and dividend income	￦	15,921	17,243	29,572
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		—	—	1
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		796	1,129	1,315
Dangjin Echo Power Co., Ltd.	Technical fee		1,431	352	334
Honam Wind Power Co., Ltd.	Electricity sales		—	73	65
Seokmun Energy Co., Ltd.	Technical fee		1,138	1,910	2,395
Incheon New Power Co., Ltd.	Construction revenue		1,435	6,637	388
KW Nuclear Components Co., Ltd.	Service		829	2,307	1,948
Chun-cheon Energy Co., Ltd.	Technical fee		—	—	2,201
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		—	—	927
GS Donghae Electric Power Co., Ltd.	Service		3,484	4,053	5,614
Busan Shinho Solar Power Co., Ltd.	Electricity sales		—	24	24
Yeongam Wind Power Co., Ltd.	Electricity sales		255	47	—
Global Trade Of Power System Co., Ltd.	Electricity sales		—	39	—
Expressway Solar-light Power Generation Co., Ltd	Electricity sales		215	—	—
Datang Chifeng Renewable Power Co., Ltd.	Interest income		2,460	10,849	9,702
Rabigh Electricity Company	Service		676	38,954	565
Rabigh Operation & Maintenance Company	Service		2,091	2,822	1,780
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income		—	740	—
Shuweihat Asia Operation & Maintenance Company	Dividend income		—	869	1,006
Jamaica Public Service Company Limited	Repair service		2,798	2,865	3,077
KV Holdings, Inc.	Dividend income		319	—	—
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Dividend income		—	788	—
Amman Asia Electric Power Company	Service		18,092	26,838	48,968
Kelar S.A	Service		—	2,041	6,229

<Others>
Korea Development Bank	Electricity sales		1,057	1,141	4,039
	Interest income		—	—	2,402

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2013	2014	2015
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity purchase	￦	—	—	318,221
Korea Gas Corporation	Purchase of power generation fuel		12,450,325	10,134,526	4,598,763
Dongducheon Dream Power Co., Ltd.	Service		—	—	1,003,346
Gumi-ochang Photovoltaic Power Co., Ltd.	REC purchase		6,498	1,789	—
Chungbuk Photovoltaic Power Co., Ltd.	REC purchase		1,214	575	—
Cheonan Photovoltaic Power Co., Ltd.	REC purchase		1,039	435	—
Daegu Photovoltaic Co., Ltd.	REC purchase		1,943	3,552	3,978
Korea Power Engineering Service Co., Ltd.	Service		—	2,320	3,241
Golden Route J Solar Power Co., Ltd.	REC purchase		983	518	—
Yeongwol Energy Station Co., Ltd.	REC purchase		—	8,640	16,408
KOSCON Photovoltaic Co., Ltd.	REC purchase		549	243	—
Yeonan Photovoltaic Co., Ltd.	REC purchase		162	635	—
Q1 Solar Co., Ltd.	REC purchase		904	2,501	—
Best Solar Energy Co., Ltd.	REC purchase		86	4,882	—
Seokcheon Solar Power Co., Ltd.	REC purchase		2,003	1,193	—
D Solar Energy Co., Ltd.	REC purchase		29	1,163	—
Daeryun Power Co., Ltd.	Electricity purchase		—	—	274,379
KS Solar Corp., Ltd.	REC purchase		—	3,496	6,211
Hyundai Asan Solar Power Co., Ltd.	REC purchase		—	606	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		—	119	479
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		188,551	240,416	273,057
YTN Co., Ltd.	Advertisement fee		785	410	440
Gangwon Wind Power Co., Ltd.	Electricity purchase		38,980	28,836	21,946
Hyundai Green Power Co., Ltd.	Electricity purchase		313,164	477,642	486,443
Korea Power Exchange	Trading Fees		80,279	74,861	79,283
Hyundai Energy Co., Ltd.	Electricity purchase		1,643	2,961	1,684
Taebaek Wind Power Co., Ltd.	REC purchase		11,680	10,362	6,626
Changjuk Wind Power Co., Ltd.	Electricity purchase		11,893	15,549	6,472
KNH Solar Co., Ltd.	Electricity purchase		5,406	4,914	4,598
S-Power Co., Ltd.	Service		—	105,107	614,658
Busan Solar Co., Ltd.	Electricity purchase		4,433	4,910	4,055
Green Biomass Co., Ltd.	Woodchip purchase		869	1,690	3,782

<Joint ventures>
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		143	383	47,130
Honam Wind Power Co., Ltd.	Electricity purchase		—	5,304	5,944
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		—	—	4,974
Busan Shinho Solar Power Co., Ltd.	REC purchase		8,944	8,115	7,565
Yeongam Wind Power Co., Ltd.	REC purchase		—	7,080	—
Global Trade Of Power System Co., Ltd.	Plant facility purchase		574	79	192
Expressway Solar-light Power Co., Ltd.	Electricity purchase		1,319	3,205	3,451
Jamaica Public Service Company Limited	Service		104	96	106
Amman Asia Electric Power Company	Service		—	—	125

<Others>
Korea Development Bank	Interest expense		71,913	60,631	21,719
	Dividend paid		—	17,294	96,087

(4)	Receivables and payables arising from related party transactions as of December 31, 2014 and 2015 are as follows:

			Receivables		Payables
Company name	Type		2014	2015	2014	2015
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	￦	90	95	—	—
	Trade payables		—	—	—	22,200
Dongducheon Dream Power Co., Ltd.	Trade receivables		1,124	1,206	—	—
	Trade payables		—	—	—	100,396
Korea Gas Corporation	Trade receivables		8,746	7,931	—	—
	Non-trade receivables and others		152	255	—	—
	Trade payables		—	—	1,104,075	302,752
Jeongam Wind Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade payables and others		—	—	1	1
Korea Power Engineering Services Co., Ltd.	Non-trade payables and others		—	—	447	—
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,060	7,063	—	—
	Trade payables		—	—	—	229
KS Solar Corp., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	—	68
	Non-trade payables and others		—	—	113	281
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Trade receivables		—	—	—	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		692	469	—	—
	Non-trade receivables and others		23	27	—	—
	Non-trade payables and others		—	—	28,195	27,569
DS Power Co., Ltd.	Trade receivables		46	260	—	—
	Non-trade receivables and others		35,909	—	—	—
	Non-trade payables and others		—	—	1	135
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		—	1	—	—
	Non-trade receivables and others		—	1,701	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		191	272	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		8	9	—	—
YTN Co., Ltd.	Trade receivables		91	93	—	—
	Non-trade payables and others		—	—	44	154
Cheongna Energy Co., Ltd.	Trade receivables		148	157	—	—
	Non-trade receivables and others		5,073	375	—	—
Gangwon Wind Power Co., Ltd.	Trade receivables		6	12	—	—
	Trade payables		—	—	—	1,753
	Non-trade payables and others		—	—	4,982	—

			Receivables		Payables
Company name	Type		2014	2015	2014	2015
			In millions of won
Hyundai Green Power Co., Ltd.	Trade receivables	￦	837	962	—	—
	Trade payables		—	—	—	36,079
	Non-trade payables and others		—	—	43,417	—
Korea Power Exchange	Trade receivables		611	1,452	—	—
	Non-trade receivables and others		—	112	—	—
	Trade payables		—	—	3,676	3,529
	Non-trade payables and others		—	—	1,360	1,529
Hyundai Energy Co., Ltd.	Trade receivables		30,186	44,510	—	—
	Trade payables		—	—	—	178
	Non-trade payables and others		—	—	8,649	8,030
Ecollite Co., Ltd.	Non-trade receivables and others		—	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		104	147	—	—
	Trade payables		—	—	862	349
Pyeongchang Wind Power Co., Ltd.	Non-trade receivables and others		306	170	—	—
Daeryun Power Co., Ltd.	Trade receivables		150	117	—	—
	Trade payables		—	—	—	27,374
Changjuk Wind Power Co., Ltd.	Non-trade receivables and others		93	153	—	—
	Non-trade payables and others		—	—	867	330
Busan Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	—	1
	Non-trade payables and others		—	—	127	208
KNH Solar Co., Ltd.	Trade receivables		1	2	—	—
S-Power Co., Ltd.	Trade receivables		213	121	—	—
	Non-trade receivables and others		1,203	—	—	—
	Trade payables		—	—	—	54,141
	Non-trade payables and others		—	—	55,238	—
Green Biomass Co., Ltd.	Non-trade receivables and others		—	109	—	—
	Non-trade payables and others		—	—	—	152
SPC Power Corporation	Non-trade receivables and others		64	—	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		214	26	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		547	—	—	—

<Joint ventures>
KEPCO SPC Power Corporation	Trade receivables		2,519	—	—	—
	Non-trade receivables and others		1,736	252	—	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Non-trade receivables and others		668	251	—	—
	Non-trade payables and others		—	—	—	61
Dangjin Echo Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		1,955	300	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	—	342
	Non-trade payables and others		—	—	2,481	2,124
Seokmun Energy Co., Ltd.	Non-trade receivables and others		1,101	2,086	—	—
Incheon New Power Co., Ltd.	Trade receivables		1,383	128	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		—	112	—	—

			Receivables		Payables
Company name	Type		2014	2015	2014	2015
			In millions of won
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables	￦	—	7	—	—
	Non-trade receivables and others		—	136	—	—
	Trade payables		—	—	—	627
	Non-trade payables and others		—	—	—	2,000
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		57	—	—	—
GS Donghae Electric Power Co., Ltd.	Trade receivables		—	970	—	—
	Non-trade receivables and others		14,626	1,216	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	—	272
	Non-trade payables and others		—	—	1,516	970
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		511	368	—	—
Rabigh Operation & Maintenance Company	Non-trade receivables and others		—	1,780	—	—
Jamaica Public Service Company Limited	Trade receivables		1,121	1,193	—	—
	Non-trade receivables and others		303	581	—	—
Amman Asia Electric Power Company	Trade receivables		11,171	739	—	—

<Others>
Korea Development Bank	Accrued interest income		—	212	—	—
	Non-trade receivables and others		—	45,623	—	—
	Non-trade payables and others		—	—	4,069	493
	Derivatives		2,737	3,777	4,620	2,313

(5)	Loans and others arising from related party transactions as of December 31, 2014 and 2015 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Joint ventures	KEPCO SPC Power Corporation	￦	32,866	—	(5,205)	1,990	29,651
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		29,731	—	(7,651)	1,695	23,775
Joint ventures	Jamaica Public Service Company Limited		2,199	—	—	146	2,345
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		26,544	117	—	1,635	28,296
	Allowance for doubtful accounts		(16,884)	—	—	(871)	(17,755)
Associates	Rabigh Electricity Company		62,713	—	(20,578)	3,417	45,552
Associates	PT. Cirebon Electric Power		45,136	4,260	(9,412)	995	40,979
Associates	PT Mutiara Jawa		—	450	—	—	450
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413

		￦	183,718	4,827	(42,846)	9,007	154,706

(6)	Borrowings arising from related party transactions as of December 31, 2014 and 2015 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Ending balance
		In millions of won
Korea Development Bank	Facility	￦	1,552,600	12,300	(1,303,463)	261,437
	Others		7,178	—	(760)	6,418
	Operating funds		8,618	12,000	(8,618)	12,000

(7)	Guarantees provided to associates or joint ventures as of December 31, 2015 are as follows:

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD 88,138	SMBC, The Export-import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD 11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD 34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company.	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD 10,000	SMBC Ho Chi Minh
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 48,353	KEB Hana Bank and others
		Guarantees for supplemental funding(*1)	-
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	USD 29,357
		Guarantees for supplemental funding(*1)	-
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company.	Performance guarantees	SAR 4,800	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.(*2)	Collateralized money invested	KRW 111,134	Kookmin Bank

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD 2,610	Shinhan Bank Singapore
Korea Western Power Co., Ltd.	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 2,100	KT Capital Co., Ltd.
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 580 —	KEB Hana Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 32,868 —	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 3,480 —	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 204,000 —	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 3,000 —	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 10,500	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW 1,296 —	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 25,477 —	Korea Development Bank, Daewoo Securities Co., Ltd. and others
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 3,801 —	Shinhan Bank and Woori Bank

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested		KRW 793	Consus Asset Management Co., Ltd
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)		KRW 76,193	KEB Hana Bank and Kookmin Bank
Korea Southern Power Co., Ltd.	KS Solar Corp. Ltd.	Collateralized money invested		KRW 637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees(*1)		—	KEB Hana Bank, SMBC and others
		Debt guarantees		USD 132,600	SMBC, MIZUHO Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)		KRW 2,900 —	Korea Development Bank and Daewoo Securities Co., Ltd.
Korea Southern Power Co., Ltd.	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)		KRW 3,875 —	Woori Bank and Shinhan Bank
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding(*1)		—	Shinhan Bank and Cheju Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)		KRW 15,000 —	Korea Development Bank and Daewoo Securities Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)		KRW 87,003 —	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	9,653	Nonghyup Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Performance guarantees(*1)		—	KEB Hana Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,410	IBK and others

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
In millions of won and thousands of foreign currencies
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW	71,070 —	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested Debt guarantees	KRW EUR	15,595 4,271	Korea Development Bank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested Debt guarantees	KRW EUR	16,101 4,175	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(*1)		—	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW	132,300 —	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding(*1)		—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding(*1)		—	The Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW	6,800 —	Shinhan Bank

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.

(8)	Guarantees provided from related parties as of December 31, 2015 are as follows:

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit
In thousands of U.S. dollars
Korea Development Bank	Korea Electric Power Corporation	Debt guarantees	USD 195,175

(9)	Derivatives transactions with related parties as of December 31, 2015 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay(%)	Receive(%)
	In millions of won and thousands of U.S. dollars
Korea Development Bank	2015~2025	￦	111,190	USD 100,000	2.62%	3.25%	￦	1,111.90

(ii)	Interest Rate Swap

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)
	In millions of won
Korea Development Bank	2012~2016	￦	200,000	3.57%	3M CD + 0.26%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
Korea Development Bank(*)	2014~2029		40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2013, 2014 and 2015 are as follows:

Type		2013	2014	2015
		In millions of won
Salaries	￦	1,114	993	1,271
Employee benefits		63	44	59

	￦	1,177	1,037	1,330

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2013, 2014 and 2015 are as follows:

Transactions		2013	2014	2015
		In millions of won
Transfer from construction-in-progress to other assets	￦	6,507,426	9,465,204	10,491,054
Recognition of asset retirement cost and related provision for decommissioning costs		251,054	282,396	699,673
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		403,638	377,697	491,755
Transfer from property, plant and equipment to finance lease receivables		470,867	—	—

49.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2014 and 2015 are as follows:

		2014		2015
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of cable(TR CNCE-W/AL,1C,400SQ) (unit price contract)	￦	105,588	63,375	105,588	—
Purchase of cable(TR CNCE-W,1C,600SQ) (unit price contract)		43,495	35,772	43,495	—
Purchase of GIS(362kV 4000A 60KA)		40,630	37,048	40,630	—
Purchase of Concrete Poles(10M, 350KGF)		123,888	97,944	123,888	—
Purchase of G-type low pressure electronic Watt-hour meter (3P4W, 100(10)A) (unit price contract)		48,962	21,744	48,962	—
Purchase of 345kV cable(PVC, 1C, 2500SQ, 200KV) and 17 other types		40,450	7,045	40,450	—
Purchase of Kerosene (higher than 40DEG)		—	—	26,163	8,482
Construction of New Kori units (#3,4)		6,481,107	312,081	6,856,150	214,678
Construction of New Kori units (#5,6)		8,625,387	8,281,741	8,625,387	7,899,368
Construction of New Hanwool units (#1,2)		7,982,343	4,039,178	7,982,343	2,578,707
Construction of New Hanwool units (#3,4)		8,261,817	8,247,541	8,261,817	8,238,651
Construction of New Wolseong units (#1,2)		5,310,003	171,367	5,310,003	—
Construction of Yeosu Thermal Power units (#1)		495,368	255,973	489,440	30,853
Construction of Yeongheung Thermal Power units (#5,6)		836,708	46,962	576,187	—
Other contracts		75,326	27,341	199,846	140,563
Service of designing New Boryeong units (#1,2)		124,082	43,606	126,038	32,910
Construction of New Boryeong units (#1,2)		246,964	66,982	246,964	10,859
Purchase of Haengbokdosi cogeneration units		305,360	46,007	337,283	—
Purchase of Wonju RDF cogeneration units		50,220	17,526	52,877	—
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		144,122	72,967	146,353	25,266
Construction of Seoul Combined units (#1,2)		225,993	215,265	227,000	182,630
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		118,058	46,873	118,058	8,775
Electricity construction of New Boryeong units (#1,2)		245,357	170,029	245,357	36,893
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	328,210	360,500	328,210
Purchase of main machine for construction of New Boryeong units (#1,2)		851,132	412,758	851,132	137,744
Construction of harbor facility for New Boryeong units (#1,2)		73,702	35,672	78,166	—
Purchase of furnace for construction of Taean units (#9,10)		561,071	318,017	546,637	66,271
Service of designing Taean units (#9,10)		107,516	39,247	107,516	26,437
Purchase of desulfurization machine for construction of Taean units (#9,10) (conditional contract for installation)		90,490	46,808	91,592	6,175
Purchase of turbine generator for construction of Taean units (#9,10)		207,603	132,604	426,139	103,146

		2014		2015
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)	￦	139,200	35,688	146,634	9,943
Purchase of gas plant machine for construction of Taean IGCC units		458,388	37,773	457,423	4,541
Purchase of combined generating machine for construction of Taean IGCC units		190,207	17,900	204,514	25,808
Purchase of oxygen plant for construction of Taean IGCC units		95,459	12,611	97,804	4,252
Service of designing Taean IGCC plant units		44,374	9,653	44,374	5,520
Purchase of coal handling machine for construction of Samcheok units (#1,2)		290,417	111,090	290,417	23,795
Construction of Samcheok units (#1,2)		384,716	82,705	384,716	27,018
Construction of breakwater for Samcheok units (#1,2)		84,893	30,328	84,893	18,096
Purchase of furnace for construction of Samcheok units (#1,2)		1,087,301	230,298	1,091,303	115,896
Purchase of electric precipitator for construction of Samcheok units (#1,2)		53,705	12,036	53,705	—
Purchase of turbine generator for construction of Samcheok units (#1,2)		223,407	14,633	213,761	4,040
Service of designing Samcheok units (#1,2)		113,161	47,523	112,949	42,631
Purchase of ash disposing facility for construction of Samcheok units (#1,2)		—	—	46,970	2,857
Purchase of Andong main machine		234,601	11,730	234,601	—
Construction of yard for Andong natural gas power plant		—	—	40,960	2,528
Service of designing Dangjin units (#9,10)		108,677	22,915	109,340	16,261
Purchase of main machine for construction of Dangjin units (#9,10)		297,989	12,724	561,586	4,694
Construction of Dangjin units (#9,10)		355,285	22,179	388,559	6,054
Purchase of Ulsan combined cycle power units (#4) (conditional contract for installation)		286,755	8,355	595,223	—
Electricity construction of Dangjin units (#9,10)		223,085	80,891	294,099	16,812
Construction of office building (KOPEC)		213,216	45,694	215,395	—
Purchase of cable(TR CNCE-W,600MM2, 13, 2KV)		—	—	50,581	50,581
Purchase of Concrete Poles(10M, 350KGF)		—	—	106,037	74,549
Purchase of Ground Switch(44-D-A125, 600AX4)		—	—	43,624	42,912

	￦	47,068,078	24,484,409	48,561,429	20,575,406

(2)	As of December 31, 2015, details of contracts for inventory purchase are as follows:

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

Type	Periods	Contracted amounts
Concentrate	2015 ~ 2030	34,719 Ton U3O8
Transformed	2015 ~ 2022	17,238 Ton U
Enrichment	2015 ~ 2029	34,879 Ton SWU
Molded	2015 ~ 2022	1,852 Ton U

50.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2014 and 2015 are as follows:

	2014			2015
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	669	￦	637,749	750	￦	1,052,301
As the plaintiff	164		460,965	170		436,490

The Company is the defendant against a number of claims. The following are potentially significant claims pertaining to the Company:

①	Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a law suit for increase in contract bill (formerly, amounted to ￦1,000 million) against Korea Hydro & Nuclear Co., Ltd.(“KHNP”) in September 2013, in relation to the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ￦133,426 million in October 2014 and ￦204,040 million in November 2015, respectively, and submitted an application to demand extra contract payments due to the design changes.

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

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees shall retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ￦145,522 million of other provision in relation to the lawsuit.

③	KHNP, a subsidiary of the Company, adopted amendments to remuneration regulations and bylaws regarding basic bonuses in the year 2012. With respect to this, a lawsuit was filed in January 2015 (claim amount: ￦11,838 million) by employees against KHNP for what they claim to be unpaid bonuses, which is derived from different interpretations of the remuneration regulations and bylaws applied to the three-month working period from September to December 2011.

(2)	Guarantees of borrowings provided to other companies as of December 31, 2014 and 2015 are as follows:

•

The Company has a borrowing of ￦22,500 million from Long Lasting Value (“LLV”) as of December 31, 2015. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ￦23,900 million.

•

In order to secure its status as a shareholder of Navanakom Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

•

The Company has outstanding borrowings with a limit of USD 275,600,000 from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808,000 and additional contribution up to USD 19,000,000 for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777,000, in case of construction delay or insufficient contract volume after commencement of the construction.

(3)	Credit lines provided by financial institutions as of December 31, 2015 are as follows:

Commitments	Financial institutions	Currency	Amount
		In millions of won and thousands of foreign currencies
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,915,000
Commitments on bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	800,000
Limit amount available for card	KEB Hana Bank and others	KRW	55,578
	Banco de Oro	PHP	5,000
Certification of payment on payables from foreign country	Korea Development Bank and others	USD	198,175
Loan limit	Kookmin Bank and others	KRW	705,584
	BNP Paribas and others	USD	2,228,059
Certification of payment on L/C	KEB Hana Bank	EUR	260
	KEB Hana Bank	GBP	61,169
	Woori Bank and others	USD	1,229,049
Certification of performance guarantee on contract	Kookmin Bank	EUR	14,833
	KEB Hana Bank	INR	236,443
	Seoul Guarantee Insurance and others	KRW	264,538
	Bank of Kathmandu	NPR	32,633
	First Gulf Bank and others	USD	767,485
Certification of bidding	The Export-Import Bank of Korea and others	USD	10,450
Advance payment bond, Warranty bond, Retention bond and others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	NPR	36,309
	HSBC and others	USD	571,349
Others	Shinhan Bank and others	JPY	2,245,843
	KEB Hana Bank and others	KRW	57,300
	KEB Hana Bank	SAR	2,240
	HSBC and others	USD	1,085,305
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	501,500
	HSBC and others	USD	774,510
Trade finance	BNP Paribas and others	USD	800,000

(4)	The Company voluntarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦101,371 million, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦779 million and depreciation on the utility plant of ￦6,699 million are charged to other expenses for the year ended December 31, 2015.

(5)	As of December 31, 2015, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies

KEPCO Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for project loan

Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings

Korea Midland Power Co., Ltd.	IBK and others	All shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings

Korea Southern Power Co., Ltd.	Shinhan Bank	All shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	25,000	Collateral for borrowings

Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	38,206	Collateral for borrowings

Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings

KEPCO KDN Co., Ltd.	KEB Hana Bank	Cash and cash equivalents	KRW	740	Establishment the right of pledge for lending

Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees(*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery	KRW	88,300	Collateral for borrowings

		Cash and cash equivalents	KRW	6,839

Gyeongju Wind Power Co., Ltd.	Korea Development	Property, plant and equipment and others	KRW	35,386	Collateral for borrowings

	Bank and others	Existing or expected trade receivables and others	KRW	2,469

		Cash and cash equivalents	KRW	4,757

Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	44,599	Collateral for borrowings

KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	330,000	Collateral for borrowings

(*)	The Company provided the financial institutions with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

51.	Subsequent Events

Subsequent to the December 31, 2015, the subsidiaries of the Company, Korea Western Power Co. Ltd., and Korea Midland Power Co., Ltd., have issued new debt securities for funding facilities and operation as follows:

Company Name	Type	Interest rate	Issued date	Maturity	Amounts
	In millions of won
Korea Western Power Co., Ltd.	Short-term borrowings	1.71%	2016.01.05	2016.03.23	￦	20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.46%	2016.01.21	2016.01.22		70,000
		1.46%	2016.01.21	2016.01.22		30,000
		1.52%	2016.01.21	2016.01.28		100,000
	Corporate Bonds #30-1	1.88%	2016.01.28	2021.01.28		90,000
	Corporate Bonds #30-2	2.10%	2016.01.28	2026.01.28		110,000
Korea Midland Power Co., Ltd.	The 5th Global Bond (Reg S only)	2.50%	2016.01.21	2021.07.21		363,000
	Corporate Bonds #34-1	1.94%	2016.03.11	2026.03.11		60,000
	Corporate Bonds #34-2	2.01%	2016.03.11	2031.03.11		130,000

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as last amended on November 20, 2014 (in English)*

2.1	Form of Deposit Agreement**

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on December 31, 2014 (in English)*

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on March 23, 2013 (in English)***

15.3	The Public Agencies Management Act, as amended on May 28, 2014 (in English)*

15.4	Enforcement Decree of the Public Agencies Management Act, as amended on March 31, 2016 (in English)

*	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2015.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
***	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2013.

E-1