Form 20-F/A
period 2015-12-31
KOREA ELECTRIC POWER CORP
filed 2017-04-24
CIK 887225

As filed with the Securities and Exchange Commission on April 24, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 1

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

Yoon Hye Cho, +82 61 345 4213, yoonhye.cho@kepco.co.kr, +82 61 345 4299

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☑                    Accelerated filer  ☐                    Non-accelerated filer  ☐                    Emerging growth company  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑            Other  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2015 of Korea Electric Power Corporation (“KEPCO”, “we”, “our” or “us”), as originally filed with the U.S. Securities and Exchange Commission on April 29, 2016 (the “Original Annual Report”). We are filing this Amendment solely for the purpose of correcting a typographical error in the following reports of KPMG Samjong Accounting Corp. attached to our financial statements included in the Original Annual Report:

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements on page F-2 of the Original Annual Report; and

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting on page F-3 of the Original Annual Report,

to the effect that all references to “, for the years then ended” and “for the years then ended” in such reports shall be replaced with “for each of the years in the three-year period ended December 31, 2015”.

This Amendment does not reflect events occurring after the filing of the Original Annual Report and does not modify, update or restate the disclosure therein in any way other than to reflect the amendments described above. No other changes have been made in the Original Annual Report. The filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of filing of the Original Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to paragraph (a) of Item 19. “Exhibits” for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements filed as part of this Annual Report

See Index to Financial Statements on page F-1 of this annual report.

(b) Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page E-1 of this annual report.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION
By:	/s/ Cho, Hwan-Eik
Name:	Cho, Hwan-Eik
Title:	President and Chief Executive Officer
Date:	April 24, 2017

2

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Consolidated Financial Statements (Korea Electric Power Corporation)	F-2

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Internal Control Over Financial Reporting (Korea Electric Power Corporation)	F-3

Report of Independent Registered Public Accounting Firm Ernst & Young Han Young (Korea East-West Power Co., Ltd.)	F-4

Consolidated Statements of Financial Position as of December 31, 2014 and 2015	F-5

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015	F-7

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015	F-9

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015	F-12

Notes to the Consolidated Financial Statements	F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Korea East-West Power Co., Ltd., a consolidated subsidiary, whose financial statements comprise 5.90 percent of consolidated revenue (prior to inter-company eliminations) for the year ended December 31, 2013. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Korea East-West Power Co., Ltd., is based solely on the report of the other auditors.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2014 and 2015 and of their consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015 and our report dated April 27, 2016 expressed an unqualified opinion on those consolidated financial statements.

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

Consolidated Statements of Financial Position—Continued

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

Consolidated Statements of Comprehensive Income—Continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2014 and 2015

		Equity attributable to owners of the Company				Non- controlling Interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance at January 1, 2013	￦	4,053,578	32,564,283	13,270,906	49,888,767	1,175,435	51,064,202

Total comprehensive income for the period
Profit for the period		—	60,011	—	60,011	114,295	174,306
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	134,121	—	134,121	(1,664)	132,457
Share in other comprehensive income of associates and joint ventures, net of tax		—	7,671	—	7,671	—	7,671
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	86,543	86,543	27	86,570
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	18,907	18,907	10,425	29,332
Foreign currency translation of foreign operations, net of tax		—	—	(100,572)	(100,572)	(8,053)	(108,625)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	38,703	38,703	(337)	38,366
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(41,812)	(41,812)
Issuance of share capital by subsidiaries		—	—	(173)	(173)	31,229	31,056
Equity transaction in consolidated scope—other than issuance of share capital		—	—	135,914	135,914	43,128	179,042
Changes in consolidation scope		—	—	(10,224)	(10,224)	(115,991)	(126,215)
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)
Others		—	—	—	—	841	841

Balance at December 31, 2013	￦	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—Continued

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

Consolidated Statements of Changes in Equity—Continued

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

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows—Continued

For the years ended December 31, 2013, 2014 and 2015

		2013	2014	2015
		In millions of won
Changes in:
Trade receivables	￦	(330,494)	96,294	715,498
Non-trade receivables		20,853	9,063	(17,102)
Accrued income		563	(207,155)	17,051
Other receivables		(123)	(906)	(9,441)
Other current assets		98,724	75,410	67,520
Inventories		(1,206,676)	(1,146,221)	(1,190,188)
Other non-current assets		65,087	47,119	(31,465)
Trade payables		(40,416)	(257,614)	(1,577,551)
Non-trade payables		(195,191)	(102,526)	38,223
Accrued expenses		(240,901)	(107,277)	(410,744)
Other payables		—	—	964
Other current liabilities		1,500,716	2,249,714	870,945
Other non-current liabilities		48,719	(317,437)	377,617
Investments in associates and joint ventures		65,888	47,120	114,708
Provisions		(386,377)	(675,569)	(1,033,502)
Payments of employee benefit obligations		(132,179)	(860,179)	(43,100)
Plan assets		(101,720)	(231,342)	(214,449)

		(833,527)	(1,381,506)	(2,325,016)

Cash generated from operating activities
Dividends received		14,114	13,518	38,565
Interest paid		(2,460,247)	(2,460,457)	(2,176,040)
Interest received		160,830	167,269	133,875
Income taxes paid		(632,837)	(222,805)	(935,068)

Net cash from operating activities		6,883,907	12,045,692	16,943,105

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows—Continued

For the years ended December 31, 2013, 2014 and 2015

		2013	2014	2015
		In millions of won
Cash flows from investing activities
Proceeds from disposals of associates and joint ventures	￦	44	232,228	22,058
Acquisition of associates and joint ventures		(321,476)	(248,223)	(116,114)
Proceeds from disposals of property, plant and equipment		119,464	111,260	9,843,796
Acquisition of property, plant and equipment		(14,259,050)	(14,547,499)	(14,049,887)
Proceeds from disposals of intangible assets		39	1,819	467
Acquisition of intangible assets		(69,007)	(68,624)	(87,946)
Proceeds from disposals of financial assets		610,847	1,060,117	242,856
Acquisition of financial assets		(545,992)	(975,104)	(5,326,151)
Increase in loans		(196,607)	(135,001)	(153,570)
Collection of loans		143,935	101,037	111,714
Increase in deposits		(55,594)	(335,518)	(352,669)
Decrease in deposits		51,882	227,354	185,154
Receipt of government grants		92,000	108,681	52,696
Usage of government grants		(31,027)	(36,464)	(13,372)
Net cash inflow (outflow) from business acquisitions		(41,809)	44,319	(968)
Other cash outflow from investing activities, net		(921)	(715)	(132,034)

Net cash used in investing activities		(14,503,272)	(14,460,333)	(9,773,970)

Cash flows from financing activities
Proceeds (Repayment) from short-term borrowings, net		(107,748)	59,421	(65,355)
Proceeds from long-term borrowings and debt securities		15,233,428	9,566,625	4,178,454
Repayment of long-term borrowings and debt securities		(7,315,752)	(8,119,325)	(8,960,706)
Payment of finance lease liabilities		(125,921)	(115,532)	(110,040)
Settlement of derivative instruments, net		38,844	(444,243)	73,348
Disposal of treasury stocks		—	852,962	—
Proceeds on disposal of partial interest in a subsidiary that does not involve loss of control		236,244	376,477	67,914
Change in non-controlling interest		47,019	12,595	36,105
Dividends paid (hybrid bond)		(16,455)	(16,463)	(16,455)
Dividends paid		(41,812)	(186,985)	(409,884)
Other cash outflow from financing activities, net		(14,715)	(356)	—

Net cash from (used in) financing activities		7,933,132	1,985,176	(5,206,619)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		313,767	(429,465)	1,962,516
Effect of exchange rate fluctuations on cash held		(36,403)	(6,548)	24,249

Net increase (decrease) in cash and cash equivalents		277,364	(436,013)	1,986,765
Cash and cash equivalents at January 1		1,954,949	2,232,313	1,796,300

Cash and cash equivalents at December 31	￦	2,232,313	1,796,300	3,783,065

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 17— Investments in Associates and Joint Ventures

•	Note 18—Property, plant and equipment

•	Note 45—Risk Management

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

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and IFRIC 13 ‘Customer Loyalty Programmes’. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted.

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

(2)	Financial information of the segments for the years ended December 31, 2013, 2014 and 2015, respectively, are as follows:

		2013
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income(loss) of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	53,367,116	1,069,699	52,297,417	2,660,444	27,187	1,525,166	(2,521)	206,279	273,785	253,153		549,929
Electric power generation (Nuclear)		6,378,280	6,369,715	8,565	2,724,629	20,994	557,621	(926)	51,394	—	250,814		325,274
Electric power generation (Non-nuclear)		28,067,093	27,687,112	379,981	1,952,680	50,193	262,076	(40,976)	73,710	21,842	154,285		735,546
Plant maintenance & engineering service		2,483,670	1,774,577	709,093	72,489	23,473	183	2,180	76,395	—	5,016		248,661
Others		365,968	48,519	317,449	14,086	75,653	50,266	—	1,498	—	32		110,841
Consolidation adjustments		(36,949,622)	(36,949,622)	—	(31,953)	(15,339)	(13,412)	—	(24,953)	—	321		(22,416)

	￦	53,712,505	—	53,712,505	7,392,375	182,161	2,381,900	(42,243)	384,323	295,627	663,621		1,947,835

Finance income													629,542

Finance expense													(2,931,622)

Equity method income of associates joint ventures													(42,243)

Loss before income tax												￦	(396,488)

		2014
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	56,982,583	1,445,914	55,536,669	2,717,040	28,798	1,394,131	231,502	8,408	309,442	290,444		2,050,726
Electric power generation (Nuclear)		9,379,564	9,364,451	15,113	2,905,115	21,995	582,353	1,227	42,667	—	719,794		2,544,378
Electric power generation (Non-nuclear)		25,067,653	24,680,221	387,432	2,189,202	30,528	308,731	40,260	38,417	—	147,892		1,385,687
Plant maintenance & engineering service		2,620,713	1,887,954	732,759	70,374	16,033	223	1,995	39,983	—	139,965		335,076
Others		537,578	86,525	451,053	26,983	109,427	79,175	—	1,026	9	33		95,803
Consolidation adjustments		(37,465,065)	(37,465,065)	—	(35,255)	(15,325)	(12,989)	—	(9,095)	—	(2,978)		(202,600)

	￦	57,123,026	—	57,123,026	7,873,459	191,456	2,351,624	274,984	121,406	309,451	1,295,150		6,209,070

Finance income													885,290

Finance expense													(3,140,038)

Equity method income of associates joint ventures													274,984

Loss before income tax												￦	4,229,306

		2015
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Income(loss) of associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Accretion expense to provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,164,394	1,230,975	56,933,419	2,859,037	132,809	1,092,594	220,406	135,261	359,521	872,096		13,319,310
Electric power generation (Nuclear)		10,642,352	10,596,189	46,163	3,070,828	24,612	532,490	(595)	54,572	—	401,839		3,806,617
Electric power generation (Non-nuclear)		21,469,345	20,906,081	563,264	2,337,353	22,171	319,647	(10,686)	74,007	5,305	148,053		2,704,260
Plant maintenance & engineering service		2,533,887	2,016,699	517,188	85,662	12,293	542	(1,746)	74,542	—	174,912		332,531
Others		672,250	150,557	521,693	27,491	108,104	127,684	—	343	230	34		80,165
Consolidation adjustments		(34,900,501)	(34,900,501)	—	(38,987)	(58,404)	(57,273)	—	(24,033)	—	5,790		37,993

	￦	58,581,727	—	58,581,727	8,341,384	241,585	2,015,684	207,379	314,692	365,056	1,602,724		20,280,876

Finance income													1,182,988

Finance expense													(3,015,457)

Equity method income of associates joint ventures													207,379

Loss before income tax												￦	18,655,786

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2014 and 2015 are as follows:

		2014
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	99,719,106	4,173,139	4,979,968	56,338,038
Electric power generation (Nuclear)		49,237,136	1,929	2,211,783	27,588,281
Electric power generation (Non-nuclear)		41,413,556	1,274,761	7,071,376	24,185,126
Plant maintenance & engineering service		2,659,506	58,895	377,055	990,496
Others		5,681,070	—	120,667	2,098,115

Segment totals		198,710,374	5,508,724	14,760,849	111,200,056

Consolidation adjustments:
Elimination of inter-segment amounts		(35,819,662)	—	(144,726)	(5,229,275)
Equity method adjustment		842,865	—	—	—
Deferred taxes		—	—	—	2,907,841
Others		(25,288)	—	—	4,657

		(35,002,085)	—	(144,726)	(2,316,777)

Consolidated totals	￦	163,708,289	5,508,724	14,616,123	108,883,279

		2015
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	106,306,250	4,338,888	5,885,919	53,125,589
Electric power generation (Nuclear)		51,043,890	16,385	2,647,304	27,386,113
Electric power generation (Non-nuclear)		44,453,545	1,283,432	5,063,195	25,587,071
Plant maintenance & engineering service		2,990,862	54,825	249,627	1,172,351
Others		5,962,546	—	144,846	2,312,658

Segment totals		210,757,093	5,693,530	13,990,891	109,583,782

Consolidation adjustments:
Elimination of inter-segment amounts		(36,505,833)	—	146,942	1,339,753
Equity method adjustment		1,050,574	—	—	—
Deferred taxes		—	—	—	(3,603,808)
Others		(44,475)	—	—	(4,843)

		(35,499,734)	—	146,942	(2,268,898)

Consolidated totals	￦	175,257,359	5,693,530	14,137,833	107,314,884

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets (*2)
		2013	2014	2015	2013	2014	2015
		In millions of won
Domestic	￦	51,314,639	53,893,877	54,351,076	131,876,535	136,053,940	143,788,043
Overseas(*1)		2,397,866	3,229,149	4,230,651	4,474,900	6,542,282	4,526,395

	￦	53,712,505	57,123,026	58,581,727	136,351,435	142,596,222	148,314,438

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2013, 2014 and 2015.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2014 and 2015 are as follows:

		2014
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	1,796,300	—	—	—	1,796,300
Current financial assets
Held-to-maturity investments		—	—	—	265	—	265
Derivative assets		6,812	—	—	—	1,409	8,221
Other financial assets		—	167,942	—	—	—	167,942
Trade and other receivables		—	7,697,862	—	—	—	7,697,862

		6,812	9,662,104	—	265	1,409	9,670,590

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	715,151	—	—	715,151
Held-to-maturity investments		—	—	—	3,349	—	3,349
Derivative assets		59,037	—	—	—	102,867	161,904
Other financial assets		—	1,160,517	—	—	—	1,160,517
Trade and other receivables		—	1,724,357	—	—	—	1,724,357

		59,037	2,884,874	715,151	3,349	102,867	3,765,278

	￦	65,849	12,546,978	715,151	3,614	104,276	13,435,868

		2015
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	3,783,065	—	—	—	3,783,065
Current financial assets
Held-to-maturity investments		—	—	—	381	—	381
Derivative assets		1,498	—	—	—	95,759	97,257
Other financial assets		—	5,237,983	—	—	—	5,237,983
Trade and other receivables		—	7,473,548	—	—	—	7,473,548

		1,498	16,494,596	—	381	95,759	16,592,234

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	584,479	—	—	584,479
Held-to-maturity investments		—	—	—	3,242	—	3,242
Derivative assets		253,510	—	—	—	266,383	519,893
Other financial assets		—	1,387,940	—	—	—	1,387,940
Trade and other receivables		—	1,798,419	—	—	—	1,798,419

		253,510	3,186,359	584,479	3,242	266,383	4,293,973

	￦	255,008	19,680,955	584,479	3,623	362,142	20,886,207

(2)	Classification of financial liabilities as of December 31, 2014 and 2015 are as follows:

		2014
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,113,354	—	1,113,354
Debt securities		—	5,991,398	—	5,991,398
Derivative liabilities		56,296	—	1,324	57,620
Trade and other payables		—	6,128,604	—	6,128,604

		56,296	13,233,356	1,324	13,290,976

Non-current liabilities
Borrowings		—	3,475,206	—	3,475,206
Debt securities		—	52,244,369	—	52,244,369
Derivative liabilities		108,635	—	171,551	280,186
Trade and other payables		—	3,806,735	—	3,806,735

		108,635	59,526,310	171,551	59,806,496

	￦	164,931	72,759,666	172,875	73,097,472

		2015
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,144,027	—	1,144,027
Debt securities		—	6,702,926	—	6,702,926
Derivative liabilities		9,487	—	758	10,245
Trade and other payables		—	4,735,697	—	4,735,697

		9,487	12,582,650	758	12,592,895

Non-current liabilities
Borrowings		—	1,932,259	—	1,932,259
Debt securities		—	48,974,287	—	48,974,287
Derivative liabilities		39,524	—	116,741	156,265
Trade and other payables		—	3,718,435	—	3,718,435

		39,524	54,624,981	116,741	54,781,246

	￦	49,011	67,207,631	117,499	67,374,141

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2013,

2014 and 2015 are as follows:

			2013	2014	2015
			In millions of won
Cash and cash equivalents	Interest income	￦	60,301	56,384	54,687
Available-for-sale financial assets	Dividends income		9,870	14,193	14,069
	Impairment loss on available-for-sale financial assets		(12,592)	(79,618)	(84,370)
	Gain (loss) on disposal of financial assets		(4,202)	95,365	(3,004)
	Interest income		1,150	382	29
Held-to-maturity investments	Interest income		64	89	99
Loans and receivables	Interest income		42,418	29,507	28,586
Trade and other receivables	Interest income		60,237	99,680	100,771
Other financial assets	Interest income		1,082	—	—
Short-term financial instruments	Interest income		16,896	5,199	46,921
Long-term financial instruments	Interest income		13	215	10,492
Financial assets at fair value through profit or loss	Gain (loss) on valuation of derivatives		335	59,164	220,285
	Gain (loss) on transaction of derivatives		26,889	(24,746)	8,605
	Gain on disposal of financial assets		196	—	—
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives		(13,945)	88,809	244,020
	Loss on valuation of derivatives (equity, before tax)(*)		(27,281)	(60,284)	(12,572)
	Gain on transaction of derivatives		29,662	818	2,818
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,715,373)	(1,664,682)	(1,392,477)
	Loss on retirement of financial liabilities		—	(199)	(33)
	Interest expense of trade and other payables		(102,388)	(98,407)	(84,527)
	Interest expense of others		(564,139)	(588,535)	(538,680)
	Gain (loss) on foreign currency transactions and translations		133,638	(271,953)	(708,178)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(167,485)	10,494	35,312
	Loss on transaction of derivatives		(46,639)	(38,909)	107,454
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives		(65,755)	51,788	93,914
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		50,197	(76,013)	9,728
	Gain (loss) on transaction of derivatives		3,454	(4,180)	(4,288)

(*)	Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the consolidated statements of comprehensive income or loss.

6.	Restricted Deposits

Restricted deposits as of December 31, 2014 and 2015 are as follows:

			2014	2015
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	100	4,828
	Deposits for government project		10,156	5,839
	Collateral provided for borrowings		12,926	6,839
	Collateral provided for lawsuit		367	641
	Deposits for transmission regional support program		—	204
	Pledge		—	740
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		5,000	18,000
Long-term financial instruments	Guarantee deposits for checking account		3	2
	Guarantee deposits for banking accounts at oversea branches		312	333
	Pledge		740	—
	Decommissioning costs of nuclear power plants		603,306	652,700
	Collateral provided for borrowings		—	20
	Funds for developing small and medium enterprises(*1)		—	100,000

		￦	632,910	790,146

(*1)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for the businesses as of December 31, 2015.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Cash	￦	77	109
Cash equivalents		1,154,250	1,309,396
Short-term deposits classified as cash equivalents		340,119	374,575
Short-term investments classified as cash equivalents		301,854	2,098,985

	￦	1,796,300	3,783,065

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2014 and 2015 are as follows:

		2014
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,243,064	(80,644)	(94)	7,162,326
Other receivables		583,991	(46,245)	(2,210)	535,536

		7,827,055	(126,889)	(2,304)	7,697,862

Non-current assets
Trade receivables		412,222	—	(14)	412,208
Other receivables		1,341,398	(21,687)	(7,562)	1,312,149

		1,753,620	(21,687)	(7,576)	1,724,357

	￦	9,580,675	(148,576)	(9,880)	9,422,219

		2015
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	6,862,762	(51,956)	(14)	6,810,792
Other receivables		718,717	(52,778)	(3,183)	662,756

		7,581,479	(104,734)	(3,197)	7,473,548

Non-current assets
Trade receivables		447,010	—	—	447,010
Other receivables		1,396,107	(38,968)	(5,730)	1,351,409

		1,843,117	(38,968)	(5,730)	1,798,419

	￦	9,424,596	(143,702)	(8,927)	9,271,967

(2)	Other receivables as of December 31, 2014 and 2015 are as follows:

		2014
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	257,260	(46,245)	—	211,015
Accrued income		54,242	—	—	54,242
Deposits		196,537	—	(2,210)	194,327
Finance lease receivables		8,275	—	—	8,275
Others		67,677	—	—	67,677

		583,991	(46,245)	(2,210)	535,536

Non-current assets
Non-trade receivables		117,604	(18,630)	—	98,974
Accrued income		303	—	—	303
Deposits		267,397	—	(7,562)	259,835
Finance lease receivables		877,479	—	—	877,479
Others		78,615	(3,057)	—	75,558

		1,341,398	(21,687)	(7,562)	1,312,149

	￦	1,925,389	(67,932)	(9,772)	1,847,685

		2015
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	330,669	(52,778)	—	277,891
Accrued income		88,256	—	—	88,256
Deposits		235,745	—	(3,183)	232,562
Finance lease receivables		12,098	—	—	12,098
Others		51,949	—	—	51,949

		718,717	(52,778)	(3,183)	662,756

Non-current assets
Non-trade receivables		93,782	(31,829)	—	61,953
Accrued income		582	—	—	582
Deposits		256,745	—	(5,730)	251,015
Finance lease receivables		941,710	—	—	941,710
Others		103,288	(7,139)	—	96,149

		1,396,107	(38,968)	(5,730)	1,351,409

	￦	2,114,824	(91,746)	(8,913)	2,014,165

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

(4)	Aging analysis of other receivables as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Other receivables: (not overdue, not impaired)	￦	1,729,808	1,918,132

Other receivables: (overdue, not impaired)		58,778	20,249

Less than 60 days		58,778	20,249

Other receivables: (impairment reviewed)		136,803	176,443

60 ~ 90 days		1,132	2,409
90 ~ 120 days		2,242	10,097
120 days ~ 1 year		18,857	21,433
Over 1 year		114,572	142,504

		1,925,389	2,114,824

Less allowance for doubtful accounts		(67,932)	(91,746)
Less present value discount		(9,772)	(8,913)

	￦	1,847,685	2,014,165

(5)	Changes in the allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015 are as follows:

		2013		2014		2015
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	47,312	225,078	65,024	69,887	80,644	67,932
Bad debt expense		40,446	8,665	39,018	15,981	1,308	18,473
Write-off		(22,734)	(4,227)	(23,398)	(7,534)	(28,978)	(888)
Reversal		—	—	—	(241)	(1,018)	(413)
Others		—	(159,629)	—	(10,161)	—	6,642

Ending balance	￦	65,024	69,887	80,644	67,932	51,956	91,746

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
Listed:
Korea District Heating Corp.	￦	194,710	—	—	(67,469)	(40,300)	40,300	127,241
LG Uplus Corporation(*1)		412,901	—	(299,593)	1,344	—	(114,652)	—
Kwanglim Co., Ltd.		150	—	—	(22)	(22)	22	128
Ssangyong Motor Co., Ltd.		291	—	—	66	—	—	357
Sungjee Construction. Co., Ltd.		7	—	—	(2)	(2)	2	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		5	—	—	(3)	(11)	11	2
Pumyang Construction Co., Ltd.		3	—	—	(2)	—	(1)	—
ELCOMTEC Co., Ltd.		—	—	—	(168)	(168)	384	48
PAN ocean Co., Ltd.		—	—		(9)	(9)	23	5
Borneo International Furniture Co., Ltd.		—	—		(1)	—	5	4
TONGYANG Inc.		—	—	—	32	—	34	66
TONGYANG networks Inc.		—	—	—	—	—	3	3
PT Adaro Energy Tbk		45,204	—	—	(1,095)	(27,449)	27,449	44,109
Energy Fuels Inc.		10,307	—	—	1,617	—	(356)	11,568
Cockatoo Coal Limited		1,875	—	—	(1,241)	(977)	971	628
Denison Mines Corp.		74,498	—	—	(8,892)	—	(3,267)	62,339
Fission 3.0		—	94	—	(45)	—	12	61
Fission Uranium Corp.		848	—	—	(160)	—	(37)	651

		740,799	94	(299,593)	(76,050)	(68,938)	(49,097)	247,215

Unlisted:
Byucksan Engineering & Construction Co.,Ltd.		1	—	—	—	(1)	—	—
Dongyang Engineering & Construction Corp.		5	—	—	—	(5)	—	—
K&C—Gyeongnam youth job creation Investment Fund		1,340	—	—	—	—	—	1,340
Women’s Venture Fund(*1)		780	—	(780)	—	—	—	—
Hanwha Electric Power Venture Fund		1,804	—	—	—	—	—	1,804
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I(*1)		6,803	—	(2,051)	—	—	—	4,752
Troika Overseas Resource Development Private Equity Firm		10,664	2,676	—	—	—	—	13,340
IBK-AUCTUS Green Growth Private Equity Firm(*1)		6,054	—	(126)	—	(3,603)	—	2,325
Global Dynasty Overseas Resource Development Private Equity Firm		1,517	716	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	—	—	5,000
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1		—	498	—	—	—	—	498
Construction Guarantee		790	—	—	5	—	—	795
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10

		2014
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
Korea Electric Engineers Association(*1)	￦	61	—	(21)	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	—	78
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co.,Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		—	—	—	—	—	3	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	—	—	124
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
Ginseng K Co., Ltd.		8	—	—	—	(8)	—	—
BnB Sungwon Co., Ltd.		—	—	—	—	—	15	15
Hana Civil Engineering Co., Ltd.		—	—	—	—	—	1	1
KC Development Co., Ltd.		—	—	—	—	—	6	6
IMHWA Corp.		—	—	—	—	—	5	5
IXELON Co., Ltd.		—	—	—	—	—	23	23
DAIM Special Vehicle Co., Ltd.		—	—	—	—	—	10	10
ASA KIMJE Co., Ltd.		—	—	—	—	—	465	465
ASA JEONJU Co., Ltd.		—	—	—	—	—	697	697
KYUNGWON Co., Ltd.		—	—	—	—	—	14	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		—	—	—	—	—	4	4
Sungkwang Timber Co., Ltd.		—	—	—	—	—	4	4
Yongbo Co., Ltd.		—	—	—	—	—	3	3
Korea Bio Fuel Co., Ltd.(*1)		1,500	—	(1,500)	—	—	—	—
3I Power		1,486	—	—	—	(1,482)	(4)	—
Areva nc Expansion		248,292	—	—	—	—	(20,416)	227,876
Green & Sustainable Energy		13	—	—	—	(13)	—	—
Kanan Hydroelectric		17	—	—	—	(17)	—	—
Navanakorn Electric Co., Ltd.		16,163	—	—	—	—	673	16,836
PT. Kedap Saayq		18,540	—	—	—	(5,551)	—	12,989
Set Holding		170,514	—	—	(2,682)	—	—	167,832
Siam Solar Power(*1)		933	—	(933)	—	—	—	—

		501,311	3,890	(5,411)	(2,677)	(10,680)	(18,497)	467,936

Debt security:
Ambre Energy Limited(*1)		14,655	—	(14,655)	—	—	—	—

		14,655	—	(14,655)	—	—	—	—

	￦	1,256,765	3,984	(319,659)	(78,727)	(79,618)	(67,594)	715,151

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounting to ￦98,065 million and ￦2,700 million, respectively, from the sales of shares of LG Uplus Corp., Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust, Korea Bio Fuel Co., Ltd., Ambre Energy Limited and others and from the liquidation of Women’s Venture Fund for the year ended December 31, 2014.

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
Listed:
Korea District Heating Corp.	￦	127,241	—	—	3,169	—	—	130,410
Kwanglim Co., Ltd.		128	—	—	134	—	—	262
Ssangyong Motor Co., Ltd.		357	—	—	(58)	—	—	299
Sungjee Construction. Co., Ltd.		5	—	—	—	—	—	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		2	—	—	(3)	—	2	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		48	—	—	5	—	—	53
PAN ocean Co., Ltd.		5	—	—	1	—	—	6
Borneo International Furniture Co., Ltd.		4	—	—	7	—	92	103
TONGYANG Inc.		66	—	—	140	—	11	217
TONGYANG networks Inc.		3	—	—	3	—	—	6
Nexolon Co., Ltd.		—	—	—	59	—	3,137	3,196
PT Adaro Energy Tbk		44,109	—	—	(23,097)	(23,206)	23,206	21,012
Energy Fuels Inc.		11,568	—	—	(4,866)	(9,391)	8,615	5,926
Cockatoo Coal Limited		628	—	—	(572)	(572)	558	42
Denison Mines Corp.		62,339	—	—	(22,187)	(20,154)	14,459	34,457
Fission 3.0(*1)		61	—	(57)	11	—	15	30
Fission Uranium Corp.		651	—	—	(28)	—	(69)	554

		247,215	—	(57)	(47,282)	(53,323)	50,026	196,579

Unlisted:
K&C—Gyeongnam youth job creation Investment Fund(*1)		1,340	—	(133)	—	—	—	1,207
Hanwha Electric Power Venture Fund(*1)		1,804	—	(1,804)	—	—	—	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I(*1)		4,752	—	(3,000)	—	(1,181)	—	571
Troika Overseas Resource Development Private Equity Firm		13,340	—	—	—	(11,787)	—	1,553
IBK-AUCTUS Green Growth Private Equity firm(*1)		2,325	—	(1,470)	—	—	—	855
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	(3,625)	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1(*1)		498	802	(231)	—	—	—	1,069
Construction Guarantee		795	—	—	10	—	—	805
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	15	93

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
HANKOOK Silicon Co., Ltd.	￦	7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	(121)	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
IXELON Co., Ltd.		23	—	—	—	(23)	—	—
DAIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA KIMJE Co., Ltd.		465	—	—	—	(465)	—	—
ASA JEONJU Co., Ltd.		697	—	—	—	(628)	—	69
KYUNGWON Co., Ltd.		14	—	—	—	—	—	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		—	—	—	—	—	2	2
Ildong Air Conditioning Co., Ltd.		—	—	—	—	(2)	2	—
KS Remicon Co., Ltd.		—	—	—	—	—	3	3
Sewoong Heavy Industries Co., Ltd.		—	—	—	—	—	40	40
SIN-E Steel Co., Ltd.		—	—	—	—	—	33	33
Joongang Platec Co., Ltd.		—	—	—	—	—	72	72
Hangjin Steel Co., Ltd.		—	—	—	—	(116)	116	—
Pyungsan SI Ltd.		—	—	—	—	—	9	9
Samgong Development Co., Ltd.		—	—	—	—	—	7	7
Joongang Development Co., Ltd.		—	—	—	—	—	8	8
AJS Co., Ltd.		—	—	—	—	—	32	32
SET&C Co., Ltd.		—	—	—	—	—	10	10
MSE Co., Ltd.		—	—	—	—	—	9	9
Ilrim Nano Tec Co., Ltd.		—	—	—	—	—	15	15
Kwang Myeong Electronics Technology Co., Ltd.		—	—	—	—	—	11	11
Youngjin Hi-Tech Co., Ltd.		—	—	—	—	(105)	126	21
Dong Woo International Co., Ltd.						—	18	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		—	—	—	—	—	3	3
Ilsuk Co., Ltd.		—	—	—	—	—	10	10
Dongyang Telecom Co., Ltd.		—	—	—	—	—	11	11
Han Young Construction Co., Ltd.		—	—	—	—	—	3	3
Jongwon Remicon Co., Ltd.		—	—	—	—	—	13	13
Ace Heat Treating Co., Ltd.		—	—	—	—	—	72	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Daewoo Songdo Development Co., Ltd.		—	—	—	—	(2)	2	—
Seyang Inc.		—	—	—	—	—	27	27
Seungri Enterprise Co., Ltd.		—	—	—	—	—	3	3
Onggane Food Co., Ltd		—	—	—	—	—	1	1

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
		In millions of won
Shin-E P&C Co., Ltd.	￦	—	—	—	—	—	1	1
Montista Telecom Co., Ltd.		—	—	—	—	(3)	3	—
Ejung Ad Co., Ltd.		—	—	—	—		3	3
Solvus Co., Ltd.		—	—	—	—	—	3	3
Myung Co., Ltd.		—	—	—	—	—	2	2
Emotion Co., Ltd.		—	—	—	—	—	8	8
Youngdong Concrete Co., Ltd.		—	—	—	—	—	7	7
Shinil Engineering Co., Ltd.		—	—	—	—	—	3	3
Korea Castiron Industrial Co., Ltd.		—	—	—	—	—	22	22
FFG DMC Co., Ltd.		—	—	—	—	—	17	17
Daeseong Metal Co., Ltd.		—	—	—	—	—	47	47
Biwang Industry Co., Ltd		—	—	—	—	—	2	2
Huimun Co., Ltd.		—	—	—	—	—	4	4
Sunun IT F Co., Ltd.		—	—	—	—	—	8	8
Young Sung Co., Ltd.		—	—	—	—	—	27	27
Yuil Industrial Electronics Co., Ltd.		—	—	—	—	—	16	16
DN TEK Inc.		—	—	—	—	—	62	62
Daeyang FMS Corporation		—	—	—	—	—	3	3
Kwang Jin Structure Co., Ltd.		—	—	—	—	—	31	31
Woojin Industry Corporation		—	—	—	—	—	16	16
Kwang Sung Industry Co., Ltd.		—	—	—	—	—	7	7
Matsaeng Food Co., Ltd.		—	—	—	—	—	6	6
Futech Mold Co., Ltd.		—	—	—	—	—	14	14
Samcheonri Industrial Co., Ltd.		—	—	—	—	—	13	13
Woojoo Environment Ind. Co., Ltd.		—	—	—	—	—	13	13
Cheongatti Co., Ltd.		—	—	—	—	—	4	4
Hyungji Esquire Co., Ltd.		—	—	—	—	—	21	21
Kolmar Pharma Co., Ltd.		—	—	—	—	—	52	52
Morado Co., Ltd.		—	—	—	—	—	2	2
Myung Sung Tex Co., Ltd.		—	—	—	—	—	2	2
Areva nc Expansion		227,876	—	—	—	—	(57,758)	170,118
Navanakorn Electric Co., Ltd.		16,836	—	—	—	—	1,115	17,951
PT. Kedap Saayq		12,989	—	—	—	(12,989)	—	—
Set Holding		167,832	—	—	11,753	—	—	179,585
PT. Cirebon Energi Prasarana		—	635	—	—	—	—	635

		467,936	1,437	(6,638)	11,763	(31,047)	(55,551)	387,900

	￦	715,151	1,437	(6,695)	(35,519)	(84,370)	(5,525)	584,479

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounting to ￦4 million and ￦3,008 million, respectively, from the sales of shares of Fission 3.0, K&C—Gyeongnam Youth Job Creation Investment Fund, Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust 1, IBK-AUCTUS Green Growth Private Equity Firm and others and from the liquidation of Hanwha Electric Power Venture fund for the year ended December 31, 2015.

(2)	Available-for-sale financial assets of December 31, 2014 and 2015 are as follows:

	2014
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	127,241	127,241
Kwanglim Co., Ltd.	84,515	0.44%		386	128	128
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	357	357
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	559	0.01%		12	2	2
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	48	48
PAN ocean Co., Ltd.	1,866	0.00%		14	5	5
Borneo International Furniture Co., Ltd.	2,607	0.01%		5	4	4
TONGYANG Inc.	73,364	0.03%		33	66	66
TONGYANG networks Inc.	4,422	0.01%		3	3	3
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,109	44,109
Energy Fuels Inc.	1,711,814	8.70%		16,819	11,568	11,568
Cockatoo Coal Limited	49,881,423	1.10%		18,445	628	628
Denison Mines Corp.	58,284,000	11.52%		84,134	62,339	62,339
Fission 3.0	800,000	0.51%		—	61	61
Fission Uranium Corp.	800,000	0.22%		785	651	651

				366,088	247,215	247,215

Unlisted(*1)
Byucksan Engineering & Construction Co.,Ltd.	272	0.00%		5	—	—
Dongyang Engineering & Construction Corp.	1,276	0.01%		5	—	—
K&C—Gyeongnam youth job creation Investment Fund	27	10.00%		1,340	1,340	—
Hanwha Electric Power Venture Fund	2,196	16.40%		1,804	1,804	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I	4,770,837,919	14.18%		4,752	4,752	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	13,340	—
IBK-AUCTUS Green Growth Private Equity firm	703	6.30%		5,928	2,325	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	5,000	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	497,650,000	5.00%		498	498	—
Construction Guarantee(*2)	571	0.02%		601	795	795
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—

	2014
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Mobo Co., Ltd.	504	0.00%	￦	14	14	—
Poonglim Industrial Co., Ltd.	1,555	0.01%		78	78	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	124	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
Ginseng K Co., Ltd.	7,415	0.00%		7	—	—
BnB Sungwon Co., Ltd.	589	0.01%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	23	—
DAIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	465	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	697	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
3I Power	448,501	15.00%		1,121	—	—
Areva nc Expansion	1,077,124	13.49%		288,443	227,876	—
Green & Sustainable Energy	550	0.00%		3	—	—
Kanan Hydroelectric	734	19.58%		5	—	—
Navanakorn Electric Co., Ltd.(*3)	4,442,800	29.00%		16,646	16,836	—
PT. Kedap Saayq	671	10.00%		18,540	12,989	—
Set Holding(*4)	1,100,220	2.50%		229,255	167,832	167,832

				600,837	467,936	168,627

			￦	966,925	715,151	415,842

(*1)	Book values of unlisted equity securities held by the Company were measured at cost as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2014.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2014.

	2015
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	130,410	130,410
Kwanglim Co., Ltd.	84,515	0.44%		386	262	262
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	299	299
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	232	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	53	53
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
TONGYANG Inc.	78,511	0.03%		45	217	217
TONGYANG networks Inc.	4,422	0.01%		3	6	6
Nexolon Co., Ltd.	3,665,367	2.59%		3,138	3,196	3,196
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	21,012	21,012
Energy Fuels Inc.	1,711,814	3.79%		16,819	5,926	5,926
Cockatoo Coal Limited	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	34,457	34,457
Fission 3.0	300,000	0.17%		—	30	30
Fission Uranium Corp.	800,000	0.21%		785	554	554

				369,333	196,579	196,579

Unlisted(*1)
K&C—Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	233	6.30%		855	855	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	1,069,432,095	5.00%		1,069	1,069	—
Construction Guarantee(*2)	571	0.02%		601	805	805
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co.,Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—

	2015
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
Woori Ascon Co., Ltd.	25	0.34%	￦	10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	—	—
DAIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	—	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
Ildong Air Conditioning Co., Ltd.	218	0.16%		3	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Sewoong Heavy Industries Co., Ltd.	7,931	0.10%		40	40	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Hangjin Steel Co., Ltd.	116	1.08%		116	—	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SET&C Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Daewoo Songdo Development Co., Ltd.	301	0.00%		2	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Montista Telecom Co., Ltd.	5,409	0.00%		3	—	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—

	2015
	Shares	Ownership		Historical cost	Book value	Fair value
	In millions of won
FFG DMC Co., Ltd.	12	0.00%	￦	17	17	—
Daeseong Metal Co., Ltd.	518	2.37%		47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Sunun IT F Co., Ltd.	133	0.52%		8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang FMS Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	52	0.02%		21	21	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Areva nc Expansion	1,077,124	13.49%		288,443	170,118	—
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%		16,646	17,951	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	420	10.00%		635	635	—

				591,980	387,900	180,390

			￦	961,313	584,479	376,969

(*1)	Book values of unlisted equity securities held by the Company were measured at cost as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Impairment	Others	Ending balance
		In millions of won
Government bonds	￦	2,268	2,351	(1,018)	—	—	3,601
Municipal bonds		13	—	—	—	—	13

	￦	2,281	2,351	(1,018)	—	—	3,614

Current	￦	168	—	(777)	—	874	265
Non-current		2,113	2,351	(241)	—	(874)	3,349

		2015
		Beginning balance	Acquisition	Disposal	Impairment	Others	Ending balance
		In millions of won
Government bonds	￦	3,601	432	(410)	—	—	3,623
Municipal bonds		13	—	—	—	(13)	—

	￦	3,614	432	(410)	—	(13)	3,623

Current	￦	265	—	(186)	—	301	380
Non-current		3,349	432	(224)	—	(314)	3,243

11.	Derivatives

(1)	Derivatives as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	182	7,233	1,498	24,896
Currency swap		8,039	151,934	95,759	491,219
Interest rate swap		—	2,737	—	3,778

	￦	8,221	161,904	97,257	519,893

Derivative liabilities
Currency forward	￦	466	—	1,142	—
Currency swap		53,697	196,273	758	66,976
Interest rate swap		3,457	83,913	8,345	89,289

	￦	57,620	280,186	10,245	156,265

(2)	Currency forward contracts which are not designated as hedge instruments, as of December 31, 2015 are as follows:

Counterparty	Contract Date	Maturity date	Contract amount					Contract exchange rate
			Pay			Receive
	In millions of won and thousands of foreign currencies
KEB Hana Bank	2014.04.10	2021.07.12	￦		55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12			50,784	USD	48,000	1,058.00
KEB Hana Bank	2014.05.09	2021.07.12			104,600	USD	100,000	1,046.00
Bank of America	2014.04.29	2021.07.12			105,400	USD	100,000	1,054.00
Barclays Bank PLC	2015.12.17	2016.01.13			5,904	USD	5,000	1,180.78
Barclays Bank PLC	2015.12.28	2016.01.22			5,822	USD	5,000	1,164.30
Barclays Bank PLC	2015.12.29	2016.01.25			5,845	USD	5,000	1,168.90
Citibank	2015.12.28	2016.01.21			5,826	USD	5,000	1,165.15
HSBC	2015.12.11	2016.01.12			5,903	USD	5,000	1,180.59
Nova Scotia	2015.12.07	2016.01.11			2,332	USD	2,000	1,166.20
Nova Scotia	2015.12.07	2016.01.11			2,337	USD	2,000	1,168.70
Nova Scotia	2015.12.24	2016.01.20			5,856	USD	5,000	1,171.25
Nova Scotia	2015.12.30	2016.01.27			5,870	USD	5,000	1,173.98
Standard Chartered	2015.12.10	2016.01.08			5,913	USD	5,000	1,182.65
Standard Chartered	2015.12.24	2016.01.19			5,846	USD	5,000	1,169.12
Standard Chartered	2015.12.29	2016.01.26			5,841	USD	5,000	1,168.24
Nova Scotia	2015.11.20	2016.02.24			5,789	USD	5,000	1,157.86
Nova Scotia	2015.12.23	2016.01.28			1,171	USD	1,000	1,171.10
Nova Scotia	2015.12.18	2016.01.29			5,830	USD	5,000	1,166.00
Nova Scotia	2015.12.24	2016.01.04			7,653	USD	6,538	1,170.53
Standard Chartered	2015.11.10	2016.02.12			3,483	USD	3,000	1,160.90
Standard Chartered	2015.12.29	2016.01.05			13,042	USD	11,173	1,167.28
Barclays Bank PLC	2015.12.16	2016.03.18			3,527	USD	3,000	1,175.52
Barclays Bank PLC	2015.12.18	2016.03.22			3,562	USD	3,000	1,187.35
Societe Generale	2015.12.28	2016.01.29			5,823	USD	5,000	1,164.50
Societe Generale	2015.11.25	2016.02.29			5,746	USD	5,000	1,149.25
Societe Generale	2015.12.21	2016.02.29		USD	3,736		4,293	1,149.25
Societe Generale	2015.12.28	2016.02.29		USD	745		857	1,149.25
Societe Generale	2015.12.22	2016.03.24			5,885	USD	5,000	1,177.00
HSBC	2015.10.07	2016.01.13			5,795	USD	5,000	1,158.95

Counterparty	Contract Date	Maturity date	Contract amount					Contract exchange rate
			Pay			Receive
	In millions of won and thousands of foreign currencies
HSBC	2015.10.22	2016.01.13	￦	USD	2,313		2,681	1,158.95
HSBC	2015.11.04	2016.02.11			11,358	USD	10,000	1,135.80
HSBC	2015.11.16	2016.02.19			2,346	USD	2,000	1,173.20
HSBC	2015.11.19	2016.01.13		USD	2,687		3,114	1,158.95
HSBC	2015.11.24	2016.02.11		USD	797		906	1,135.80
HSBC	2015.11.24	2016.02.11		USD	9,203		10,452	1,135.80
HSBC	2015.12.29	2016.01.04			8,396	USD	7,193	1,167.25
Mizuho Bank	2015.11.04	2016.02.11			5,665	USD	5,000	1,132.91
Mizuho Bank	2015.11.17	2016.02.11		USD	4,776		5,411	1,132.91
Mizuho Bank	2015.12.08	2016.02.11		USD	224		254	1,132.91
Mizuho Bank	2015.12.22	2016.01.25			3,524	USD	3,000	1,174.75
Mizuho Bank	2015.12.24	2016.01.29			5,853	USD	5,000	1,170.54
Mizuho Bank	2015.12.29	2016.01.29			5,849	USD	5,000	1,169.80
Credit Agricole	2015.10.07	2016.01.13			4,700	USD	4,000	1,174.90
Credit Agricole	2015.10.14	2016.01.19			3,460	USD	3,000	1,153.30
Credit Agricole	2015.10.29	2016.01.13		USD	752		878	1,167.43
Credit Agricole	2015.11.02	2016.01.13		USD	1,520		1,774	1,167.40
Credit Agricole	2015.12.10	2016.01.13		USD	1,728		2,017	1,167.40
Credit Agricole	2015.12.28	2016.03.30			5,833	USD	5,000	1,166.60
HSBC	2015.12.16	2016.01.04			3,654	USD	3,100	1,178.77
Nonghyup Bank	2015.12.16	2016.01.06			5,885	USD	5,000	1,176.92
KEB Hana Bank	2015.12.18	2016.01.06			7,462	USD	6,300	1,184.37
Nova Scotia	2015.12.21	2016.01.06			1,179	USD	1,000	1,178.50
Nova Scotia	2015.12.22	2016.01.06			6,470	USD	5,500	1,176.36
Standard Chartered	2015.12.23	2016.01.06			10,316	USD	8,800	1,172.31
Nova Scotia	2015.12.30	2016.01.08			7,627	USD	6,500	1,173.45
Nova Scotia	2015.12.28	2016.01.04			466	USD	400	1,165.76
Nova Scotia	2015.12.29	2016.01.08			7,706	USD	6,600	1,167.55
Societe Generale	2015.10.12	2016.01.13			754	USD	655	1,151.15
KEB Hana Bank	2015.08.26	2017.07.31		JPY	630,000		6,377	10.12

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2015 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate		Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Deutsche Bank	2013~2018	￦	110,412	JPY 10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD 100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY 10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF 100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF 100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD 100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD 50,000	2.24%	3M Libor + 0.55%	1,024.30
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%	1,083.97
Mizuho Bank	2014~2017		153,645	USD 150,000	2.35%	3M Libor + 0.65%	1,024.30
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD 100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD 100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD 100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD 100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
RBS	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2015 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate		Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Citibank	2006~2016	￦	113,200	USD 100,000	1.05%	6.00%	1,132.00
Barclays Bank PLC	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD 100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD 100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor+1.25%	1,074.90
UBS AG	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
Credit Suisse	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
JP Morgan	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90

Counterparty	Contract year		Contract amount		Contract interest rate		Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Morgan Stanley	2014~2019	￦	107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Deutsche Bank AG	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Barclays Bank PLC	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Credit Agricole	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Credit Agricole	2013~2019		118,343	CHF 100,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
HSBC	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD 100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD 100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD 50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD 30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD 20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80

(5)	Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2015 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)
	In millions of won
Korea Development Bank	2012~2016	￦	200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012~2016		100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016		50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016		200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
KEB Hana Bank	2013~2016		100,000	2.82%	3M CD + 0.04%
KEB Hana Bank	2013~2016		200,000	2.57%	3M CD + 0.04%
KEB Hana Bank	2013~2016		100,000	2.75%	3M CD + 0.03%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the bank would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments, as of December 31, 2015 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay (%)	Receive (%)
	In thousands of U.S. dollars
BNP Paribas	2009~2027	USD 99,920	4.16%	6M USD Libor
KFW	2009~2027	USD 99,920	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2015~2033	USD 103,012	3.98% ~ 4.10%	6M USD Libor
SMBC	2015~2033	USD 134,708	4.05% ~ 4.18%	6M USD Libor

(7)	Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2014 and 2015 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)		Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
		2014	2015	2014	2015	2014	2015
		In millions of won
Currency option	￦	—	—	16,535	—	—	—
Currency forward		58,068	357	321	8,523	(30,072)	—
Currency swap		168,987	431,565	(79,484)	75,752	(90,990)	(6,926)
Interest rate swap		(16,800)	161,609	(3,680)	30,314	(15,235)	4,082
Other derivatives		—	—	(709)	—	—	—

	￦	210,255	593,531	(67,017)	114,589	(136,297)	(2,844)

(*)	As of December 31, 2015, the net gain on valuation of derivatives using cash flow hedge accounting of ￦4,409 million, net of tax, is included in other comprehensive income.

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Loans and receivables	￦	68,910	611,610	106,013	678,126
Present value discount		(1,067)	(55,456)	(859)	(48,223)
Long-term/short-term financial instruments		100,099	604,363	5,132,829	758,037

	￦	167,942	1,160,517	5,237,983	1,387,940

(2)	Loans and receivables as of December 31, 2014 and 2015 are as follows:

		2014
		Face value	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	25,828	(1,067)	24,761
Loans for housing		12,050	—	12,050
Fisheries loan		6,032	—	6,032
Other loans		25,000	—	25,000

		68,910	(1,067)	67,843

Long-term loans and receivables
Loans for tuition		379,797	(54,569)	325,228
Loans for housing		110,152	—	110,152
Loans for related parties		111,033	—	111,033
Fisheries loan		7,696	(887)	6,809
Other loans		2,932	—	2,932

		611,610	(55,456)	556,154

	￦	680,520	(56,523)	623,997

		2015
		Face value	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	29,209	(859)	28,350
Loans for housing		11,170	—	11,170
Fisheries loan		6,032	—	6,032
Other loans		59,602	—	59,602

		106,013	(859)	105,154

Long-term loans and receivables
Loans for tuition		390,738	(47,822)	342,916
Loans for housing		132,239	—	132,239
Loans for related parties		99,768	—	99,768
Fisheries loan		1,664	(401)	1,263
Other loans		53,717	—	53,717

		678,126	(48,223)	629,903

	￦	784,139	(49,082)	735,057

(3)	Long-term and short-term financial instruments as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	90,088	742	2,131,089	3
Asset-Backed Commercial Paper		10,011	—	2,598,791	5,000
CP		—	—	48,350	—
CD		—	—	163,649	—
MMDA		—	300,000	—	—
RP		—	303,306	—	652,700
Others		—	315	190,950	100,334

	￦	100,099	604,363	5,132,829	758,037

13.	Inventories

Inventories as of December 31, 2014 and 2015 are as follows:

		2014
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,039,422	(1,130)	3,038,292
Merchandises		212	—	212
Work-in-progress		93,498	—	93,498
Finished goods		59,222	—	59,222
Supplies		840,463	(2,685)	837,778
Inventories in transit		500,466	—	500,466
Other inventories		8,001	—	8,001

	￦	4,541,284	(3,815)	4,537,469

		2015
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,304,220	(1,238)	3,302,982
Work-in-progress		133,226	—	133,226
Finished goods		51,073	—	51,073
Supplies		1,062,307	(4,428)	1,057,879
Inventories in transit		392,340	—	392,340
Other inventories		8,913	—	8,913

	￦	4,952,079	(5,666)	4,946,413

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

(2)	Finance lease receivables as of December 31, 2014 and 2015 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

		2014		2015
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	88,698	8,275	98,488	12,098
1 ~ 5 years		378,703	237,062	407,426	203,699
More than 5 years		1,675,685	640,417	1,689,281	738,011

	￦	2,143,086	885,754	2,195,195	953,808

(3)	There are no impaired finance lease receivables as of December 31, 2014 and 2015.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non- current
		In millions of won
Advance payment	￦	109,112	12,516	102,842	25,172
Prepaid expenses		154,047	97,972	159,378	85,105
Others (*)		239,352	23,605	135,730	20,956

	￦	502,511	134,093	397,950	131,233

(*)	Details of others as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non- current
		In millions of won
Tax refund receivables	￦	182,564	1,037	39,158	2,658
Other quick assets and others		56,788	22,568	96,572	18,298

	￦	239,352	23,605	135,730	20,956

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2014 and 2015 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2014	2015
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Architectural engineering for utility plant and others	KOREA	66.32%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	54.00%	52.48%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2014	2015
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	82.14%	—
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KOWEPO America LLC	Solar photovoltaic power generation	USA	100.00%	—
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited(*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd.	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	54.00%	52.48%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Power generation	KOREA	—	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	—	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	—	50.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.62%.

(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value(“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of December 31, 2015.

(2)	Subsidiaries newly included in or excluded from consolidation for the year ended December 31, 2015 are as follows:

(i)	Subsidiaries newly included in consolidation

Subsidiary	Reason
HeeMang Sunlight Power Co., Ltd.	Newly Established
Fujeij Wind Power Company	Newly Established
KOSPO Youngnam Power Co., Ltd.	Newly Established

(ii)	Subsidiaries excluded from consolidation

Subsidiary	Reason
Boulder Solar Power, LLC	Disposed
KOWEPO America LLC	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2014 and 2015 are as follows:

2014
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	49,237,136	27,588,281	9,379,564	1,446,060
Korea South-East Power Co., Ltd.		9,026,146	5,068,092	4,469,415	383,233
Korea Midland Power Co., Ltd.		7,074,578	4,073,784	5,041,682	110,533
Korea Western Power Co., Ltd.		8,245,105	5,008,954	4,840,007	151,662
Korea Southern Power Co., Ltd.		8,703,362	5,229,934	6,209,536	68,481
Korea East-West Power Co., Ltd.		8,370,732	4,805,302	4,507,011	168,534
KEPCO Engineering & Construction Company, Inc.		777,612	370,482	841,917	54,759
KEPCO Plant Service & Engineering Co., Ltd.		922,843	226,774	1,078,526	166,847
KEPCO Nuclear Fuel Co., Ltd.		568,370	257,899	241,310	32,588
KEPCO KDN Co., Ltd.		390,681	135,341	458,960	20,228
Garolim Tidal Power Plant Co., Ltd.		772	387	—	(39,856)
KEPCO International HongKong Ltd.		182,703	—	—	6,221
KEPCO International Philippines Inc.		101,864	405	—	98,878
KEPCO Gansu International Ltd.		16,330	506	—	(11)
KEPCO Philippines Holdings Inc.		124,418	40	—	5,987
KEPCO Philippines Corporation		13,670	139	—	(959)
KEPCO Ilijan Corporation		585,190	53,212	127,871	76,627
KEPCO Lebanon SARL		6,990	9,832	—	(164)
KEPCO Neimenggu International Ltd.		182,140	—	—	(172)
KEPCO Shanxi International Ltd.		523,357	245,170	—	1,935
KOMIPO Global Pte Ltd.		157,441	3,636	—	9,470
KEPCO Canada Energy Ltd.		69,507	113	—	(18)
KEPCO Netherlands B.V.		189,121	14	—	367
KOREA Imouraren Uranium Investment Corp.		227,897	207	—	(48)
KEPCO Australia Pty., Ltd.		539,961	2,572	4,532	799
KOSEP Australia Pty., Ltd.		19,771	935	4,786	2,413
KOMIPO Australia Pty., Ltd.		18,779	542	4,786	1,786
KOWEPO Australia Pty., Ltd.		19,990	1,004	4,786	2,434
KOSPO Australia Pty., Ltd.		18,983	932	4,439	2,007
KEPCO Middle East Holding Company		116,615	133,338	—	(1,470)
Qatrana Electric Power Company		553,134	462,329	17,079	15,724
KHNP Canada Energy Ltd.		47,982	58	—	(17)
KEPCO Bylong Australia Pty., Ltd.		169,209	200,443	—	(20,958)
Korea Waterbury Uranium Limited Partnership		22,058	35	—	(59)
KEPCO Canada Uranium Investment Limited Partnership		70,778	25	—	(30)
Korea Electric Power Nigeria Ltd.		1,112	786	23,863	204
KEPCO Holdings de Mexico		11	21	—	(12)

2014
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KST Electric Power Company	￦	512,793	496,780	16,668	13,496
KEPCO Energy Service Company		374	535	5,032	40
KEPCO Netherlands S3 B.V.		62,583	30	—	812
PT. KOMIPO Pembangkitan Jawa Bali		17,282	6,034	21,276	8,929
PT. Cirebon Power Service		1,630	402	6,694	354
KOWEPO International Corporation		—	—	—	(1,861)
KOSPO Jordan, LLC.		10,270	1,742	29,682	2,512
EWP Philippines Corporation		6,570	283	—	(848)
EWP America Inc. (*)		104,855	76,669	57,251	(21)
KNF Canada Energy Limited		2,118	48	—	(65)
PT KEPCO Resource Indonesia		1,366	13	—	(267)
EWP Barbados 1 SRL		296,278	162	2,633	322
Gyeonggi Green Energy Co., Ltd.		334,074	264,278	124,181	(4,989)
PT. Tanggamus Electric Power		24,120	8,339	20,089	(3,125)
Gyeongju Wind Power Co., Ltd.		48,570	30,225	7,871	2,590
KOMIPO America Inc.		10,118	7	—	—
Boulder Solar Power, LLC.		8,457	7	—	(712)
KOSEP USA, INC.		35,062	1,581	2,315	(119)
PT. EWP Indonesia		902	15	—	(278)
KOWEPO America, LLC.		5,813	137	—	(1,006)
KEPCO Netherlands J3 B.V.		113,818	44	—	(61)
Korea Offshore Wind Power Co., Ltd.		11,762	2,287	—	(3,424)
Global One Pioneer B.V.		40	24	—	(60)
Global Energy Pioneer B.V.		42	29	—	(64)
Mira Power Limited		32,977	221	—	(1,109)
KOSEP Material Co., Ltd.		42,766	23,226	—	(2,463)
Commerce and Industry Energy Co., Ltd.		103,346	87,047	23,645	(881)
KEPCO Singapore Holdings Pte., Ltd.		1,012	—	—	(20)
KOWEPO India Private Limited		997	11	—	(397)
KEPCO KPS Philippines Corp.		5,147	2,150	9,263	1,912
KOSPO Chile SpA		3,143	4,354	—	(1,640)
PT. KOWEPO Sumsel Operation and Maintenance Services		1,628	1,386	—	(408)

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

2015
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	51,043,890	27,386,113	10,642,352	2,465,244
Korea South-East Power Co., Ltd.		9,326,835	4,859,827	4,961,711	601,204
Korea Midland Power Co., Ltd.		7,857,199	4,648,144	3,927,443	226,244
Korea Western Power Co., Ltd.		9,225,791	5,719,032	4,214,540	294,617
Korea Southern Power Co., Ltd.		9,216,084	5,525,865	4,317,995	224,757
Korea East-West Power Co., Ltd.		8,828,603	4,836,904	4,047,655	454,942
KEPCO Engineering & Construction Company, Inc.		855,156	438,371	657,603	31,047

2015
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KEPCO Plant Service & Engineering Co., Ltd.	￦	1,029,304	246,342	1,171,082	168,632
KEPCO Nuclear Fuel Co., Ltd.		666,677	328,364	253,524	35,115
KEPCO KDN Co., Ltd.		439,725	159,275	451,678	33,578
Garolim Tidal Power Plant Co., Ltd.		655	346	—	(76)
KEPCO International HongKong Ltd.		172,686	18	—	4,993
KEPCO International Philippines Inc.		115,594	1,542	—	38,541
KEPCO Gansu International Ltd.		17,405	540	—	(6)
KEPCO Philippines Holdings Inc.		132,094	26	—	24,690
KEPCO Philippines Corporation		13,998	218	—	265
KEPCO Ilijan Corporation		603,865	58,572	126,234	54,596
KEPCO Lebanon SARL		741	10,182	—	(1,541)
KEPCO Neimenggu International Ltd.		184,860	348	—	8,027
KEPCO Shanxi International Ltd.		562,652	242,270	—	22,949
KOMIPO Global Pte Ltd.		187,885	29	—	16,572
KEPCO Canada Energy Ltd.		55,945	23	—	(64)
KEPCO Netherlands B.V.		169,496	61	—	1,409
KOREA Imouraren Uranium Investment Corp.		224,499	263	—	5,964
KEPCO Australia Pty., Ltd.		510,892	2,541	4,510	168
KOSEP Australia Pty., Ltd.		18,180	1,581	4,729	346
KOMIPO Australia Pty., Ltd.		17,397	559	4,729	349
KOWEPO Australia Pty., Ltd.		18,320	1,578	4,729	353
KOSPO Australia Pty., Ltd.		18,358	1,567	4,729	356
KEPCO Middle East Holding Company		147,618	150,798	—	14,142
Qatrana Electric Power Company		521,206	412,587	17,844	31,767
KHNP Canada Energy Ltd.		42,731	22	—	(123)
KEPCO Bylong Australia Pty., Ltd.		183,468	236,545	—	(23,352)
Korea Waterbury Uranium Limited Partnership		20,370	699	—	(48)
KEPCO Canada Uranium Investment Limited Partnership		38,804	14	—	(26,171)
Korea Electric Power Nigeria Ltd.		1,721	1,179	55,768	309
KEPCO Holdings de Mexico		39	34	—	(13)
KST Electric Power Company		564,358	529,439	97,879	14,631
KEPCO Energy Service Company		1,435	604	6,034	875
KEPCO Netherlands S3 B.V.		66,251	189	—	716
PT. KOMIPO Pembangkitan Jawa Bali		16,536	6,170	20,143	8,047
PT. Cirebon Power Service		2,795	1,010	6,663	459
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		12,998	1,117	9,840	2,693
EWP Philippines Corporation		2,664	1,592	—	258
EWP America Inc. (*)		115,562	82,167	59,124	3,227
KNF Canada Energy Limited		1,874	18	—	(66)
PT KEPCO Resource Indonesia		1,210	—	—	(217)
EWP Barbados 1 SRL		260,638	370	2,829	273
Gyeonggi Green Energy Co., Ltd.		315,299	249,608	104,674	(4,111)
PT. Tanggamus Electric Power		106,892	91,416	60,044	(7,138)
Gyeongju Wind Power Co., Ltd.		62,600	27,822	5,993	968
KOMIPO America Inc.		13,487	2,480	—	218
KOSEP USA, INC.		40,035	4,178	4,975	153
PT. EWP Indonesia		1,039	15	—	(374)
KEPCO Netherlands J3 B.V.		121,492	81	—	18,858
Korea Offshore Wind Power Co., Ltd.		7,579	2,317	—	(4,213)
Global One Pioneer B.V.		40	20	—	(48)

2015
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Global Energy Pioneer B.V.	￦	42	20	—	(48)
Mira Power Limited		110,918	66,963	—	(1,581)
KOSEP Material Co., Ltd.		29,768	28,013	26,310	(17,665)
Commerce and Industry Energy Co., Ltd.		99,638	86,727	24,774	(3,387)
KEPCO Singapore Holdings Pte., Ltd.		1,817	—	—	(9)
KOWEPO India Private Limited		911	10	—	(105)
KEPCO KPS Philippines Corp.		5,688	953	14,278	1,677
KOSPO Chile SpA		133	4,642	—	(942)
PT. KOWEPO Sumsel Operation and Maintenance Services		2,053	51	5,405	1,762
HeeMang Sunlight Power Co., Ltd.		4,711	—	—	(9)
Fujeij Wind Power Company		83	—	—	—
KOSPO Youngnam Power Co., Ltd.		82,173	32,166	—	7

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, and California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors..

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without written consent of financial institutions.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31,

2014 and 2015 are as follows:

2014
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garolim Tidal Power Plant Co., Ltd.	Others	Total
		In millions of won
Percentage of ownership		49.00%	46.00%	33.37%	51.00%
Current assets	￦	143,229	461,750	355,292	729	605,778	1,566,778
Non-current assets		441,961	461,093	422,320	43	2,301,291	3,626,708
Current liabilities		(19,022)	(181,871)	(315,766)	(387)	(391,393)	(908,439)
Non-current liabilities		(34,190)	(44,903)	(54,716)	—	(1,765,520)	(1,899,329)
Net assets		531,978	696,069	407,130	385	750,156	2,385,718
Book value of non-controlling interest		260,669	320,192	135,859	197	616,443	1,333,360
Sales		127,871	1,078,526	841,917	—	531,983	2,580,297
Profit (loss) for the period		76,627	166,847	54,759	(39,856)	54,875	313,252
Profit (loss) for the period attributable to non-controlling interest		37,547	61,734	15,853	(20,326)	24,014	118,822
Cash flows from operating activities		111,248	183,865	16,226	(4,818)	53,990	360,511
Cash flows from investing activities		(3,221)	(70,186)	(14,066)	(1,454)	(64,720)	(153,647)
Cash flows from financing activities before dividends to non-controlling interest		(116,956)	(43,092)	(19,258)	—	35,825	(143,481)
Dividends to non-controlling interest		(96,533)	(25,308)	(4,905)	—	(4,224)	(130,970)
Effect of exchange rate fluctuation		2,456	70	(147)	69	5,858	8,306
Net increase (decrease) of cash and cash equivalents		(103,006)	45,349	(22,150)	(6,203)	26,729	(59,281)

2015
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	47.52%	33.37%
Current assets	￦	161,855	547,152	341,559	631,442	1,682,008
Non-current assets		442,010	482,152	513,597	1,976,302	3,414,061
Current liabilities		(22,522)	(195,030)	(342,315)	(296,152)	(856,019)
Non-current liabilities		(36,050)	(51,312)	(96,056)	(1,566,200)	(1,749,618)
Net assets		545,293	782,962	416,785	745,392	2,490,432
Book value of non-controlling interest		267,194	372,064	139,081	644,787	1,423,126
Sales		126,234	1,171,082	657,603	637,544	2,592,463
Profit for the period		54,596	168,632	31,047	61,554	315,829
Profit for the period attributable to non-controlling interest		26,752	78,852	10,360	11,802	127,766
Cash flows from operating activities		83,697	140,625	11,280	(29,888)	205,714
Cash flows from investing activities		(16,021)	(104,477)	(134,874)	(178,241)	(433,613)
Cash flows from financing activities before dividends to non-controlling interest		(39,730)	(40,581)	69,955	226,976	216,620
Dividends to non-controlling interest		(36,080)	(34,569)	(7,300)	(24,577)	(102,526)
Effect of exchange rate fluctuation		4,123	3	(51)	6,399	10,474
Net increase (decrease) of cash and cash equivalents		(4,011)	(38,999)	(60,990)	669	(103,331)

(6)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	There are no changes in goodwill for the years ended December 31, 2014 and 2015

(7)	Disposals of subsidiaries

The Company disposed the shares of Boulder Solar Power, LLC and liquidated KOWEPO America LLC during the year ended December 31, 2015. The Company also disposed the shares of Korea Engineering & Power Services Co., Ltd. and liquidated EWP Philippine Holdings Corporation during the year ended December 31, 2014.

(i)	The fair value of sales price as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Consideration received in cash	￦	46,476	10,664
Deferred consideration on disposals included in other receivables		—	13,860

Total	￦	46,476	24,524

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Current assets
Cash and cash equivalents	￦	2,187	10,071
Current financial assets, net		4,781	1,077
Trade and other receivables, net		5,460	—
Current non-financial assets		232	—

Non-current assets
Non-current financial assets, net		144	—
Non-current trade and other receivables, net		351	—
Property, plant and equipment, net		934	2,460
Other		50	2,893

Current liabilities
Trade and other payables, net		(1,655)	—
Current non-financial liabilities		(161)	(7)

	￦	12,323	16,494

(iii)	Gain from disposals of subsidiaries for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
The fair value of sale price	￦	46,476	24,524
Net assets disposed		(12,323)	(16,494)
Non-controlling interests		5,765	—
Realization of unrealized gain		534	—
Other comprehensive income (loss) (*1)		(20)	346

Gain from disposals of subsidiaries (*2)	￦	40,432	8,376

(*1)	This represents the amount reclassified from other comprehensive income or loss to profit or loss when the Company lost its control of the subsidiaries.

(*2)	Gain from disposals of subsidiaries is included in the consolidated statements of comprehensive income.

(iv)	Net cash flow from sales of subsidiaries for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Consideration received in cash	￦	46,476	10,664
Less: Cash in disposed subsidiaries		(2,187)	(10,071)

Net cash flow	￦	44,289	593

(8)	Cash dividends received from subsidiaries for the years ended December 31, 2013, 2014 and 2015 respectively are as follows:

Subsidiaries		2013	2014	2015
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	63,035	—	446,399
Korea South-East Power Co., Ltd.		89,569	34,800	57,485
Korea Midland Power Co., Ltd.		66,153	12,244	16,580
Korea Western Power Co., Ltd.		59,160	32,048	22,749
Korea Southern Power Co., Ltd.		51,680	30,800	10,272
Korea East-West Power Co., Ltd.		82,200	8,100	25,280
KEPCO Engineering & Construction Company, Inc.		55,280	10,996	14,574
KEPCO Plant Service & Engineering Co., Ltd.		45,363	43,095	40,584
KEPCO Nuclear Fuel Co., Ltd.		16,346	5,936	6,280
KEPCO KDN Co., Ltd.		2,043	3,424	4,046
Korea Engineering & Power Services Co., Ltd.		1,458	1,573	—
KEPCO International HongKong Ltd.		12,132	74,927	25,826
KEPCO International Philippines Inc.		—	100,122	32,891
KEPCO Philippines Corporation		1,986	—	—
KEPCO Ilijan Corporation		—	101,647	38,128
KEPCO Philippines Holdings Inc.		6,678	2,811	19,221
KEPCO Neimenggu International Ltd.		3,629	6,308	25,338
KEPCO Netherlands B.V.		8,923	—	—
Qatrana Electric Power Company		—	—	16,857
KOSPO Jordan LLC		129	446	—
EWP Philippines Corporation		—	—	5,586
KEPCO Netherlands S3 B.V.		—	—	1,382
PT. KOMIPO Pembangkitan Jawa Bali		1,663	2,827	3,169
KEPCO Netherlands J3 B.V.		—	—	19,254
Gyeongju Wind Power Co., Ltd.		—	651	1,294

	￦	567,427	472,755	833,195

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2014 and 2015 are as follows:

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	71,387
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,097,539
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	21,622
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,889
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	28,771
Gangwon Wind Power Co., Ltd.(*2)	Wind power generation	KOREA	15.00%		5,725	12,385
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,033
Korea Power Exchange(*6)	Management of power market	KOREA	100.00%		127,839	198,021
AMEC Partners Korea Ltd.(*3)	Resources management	KOREA	19.00%		707	200
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	29.00%		71,070	35,925
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,525
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,706
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,876	3,693
Daeryun Power Co., Ltd.(*3, 10)	Power generation	KOREA	13.13%		25,477	41,951
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,486
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,744
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	47,799
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	667,578
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	43,335
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited(*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	16,071
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	540,011
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	104,244
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		49,831	50,668
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		23,474	22,152
Busan Solar Co., Ltd.(*3)	Power generation	KOREA	19.80%		793	853
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	818
Samcheok Eco Material Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.67%		686	212
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	189
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	28,064
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	9.67%		2,900	2,586
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	6.04%		2,900	2,783
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		193	221
DS POWER Co., Ltd.(*2)	Power generation	KOREA	10.91%		17,900	15,642
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	100,545
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	325
Yeongwol Energy Station Co., Ltd.(*2)	Power generation	KOREA	10.00%		1,400	1,741
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,344
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,623
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,581
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	93
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,334

					2,095,419	4,341,830

2014
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	66.00%	￦	11,355	9,042
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,514
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,083	16,241
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	345
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,601	22,010
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,608
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,725
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,902
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	190,519
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,467
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,539
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	8,121
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,628
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	226,892
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	2,899
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,284
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	201,409
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	343
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,087
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	12,207
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	8,248
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,711
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		111,476	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.(*7)	R&D	KOREA	51.00%		5,629	4,617
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	33.10%		40,000	37,837
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,555
Nepal Water & Energy Development Company Pty Ltd.(*7)	Construction and operation of utility plant	NEPAL	59.61%		18,568	17,872
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		15	—
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,962
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		350	102
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	3,156
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		747	700
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	465
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	—

					1,273,251	1,166,894

				￦	3,368,670	5,508,724

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2014, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisitions of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	80,267
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,102,813
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	18,994
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,365
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	19,490
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	12,890
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,664
Korea Power Exchange(*6)	Management of power market	KOREA	100.00%		127,839	208,735
AMEC Partners Korea Ltd.(*3)	Resources management	KOREA	19.00%		707	230
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	29.00%		71,070	6,990
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,956
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,587
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,402
Daeryun Power Co., Ltd.(*3, 10)	Power generation	KOREA	13.13%		25,477	36,156
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,143
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,924
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	58,033
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	728,396
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	60,574
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited(*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	18,963
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	525,066

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
S-Power Co., Ltd.	Power generation	KOREA	49.00%	￦	132,300	130,908
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		49,831	51,187
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		32,717	31,863
Busan Solar Co., Ltd.(*3)	Power generation	KOREA	19.80%		793	925
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd.(*12)	Power generation	KOREA	14.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Material Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		400	295
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	26,746
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	2.90%		2,900	2,670
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	3.72%		2,900	2,688
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd.(*2)	Power generation	KOREA	10.91%		17,900	10,960
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	55,667
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	618
Yeongwol Energy Station Co., Ltd.(*2)	Power generation	KOREA	10.00%		1,400	1,290
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,350
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,575
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,886
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	702
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,805
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,512
Jungbu Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	904
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,446
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	289

					2,157,849	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	52.80%		11,355	8,549
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,640
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,191	20,474
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	486
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	20,299
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,203
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,789
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,010
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,524
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	16,107
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,580
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	59,368
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,586
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	241,918
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	4,985
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,678
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,379
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	426
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,100
KODE NOVUS 1 LLC	Power generation	USA	50.00%		19,213	—

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
KODE NOVUS 2 LLC	Power generation	USA	49.00%	￦	12,498	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,352
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		111,476	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.(*7)	R&D	KOREA	51.00%		5,629	4,501
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	34.00%		51,149	48,281
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,926
Nepal Water & Energy Development Company Pty Ltd.(*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,765
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		32,868	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,668
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	269
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	617
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	514
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	—

					1,317,983	1,287,862

				￦	3,475,832	5,693,530

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2015, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*10)	The effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of December 31, 2014 and 2015 are as follows:

Investees		2014	2015
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	60,506	46,514
Korea Gas Corporation(*)		936,495	696,465
YTN Co., Ltd.		23,940	26,235
SPC Power Corporation		65,888	65,552
PT. Bayan Resources TBK		391,463	446,250

(*)	The carrying amount of Korea Gas Corporation (“KOGAS”) is ￦2,102,813 million as of December 31, 2015 and management has determined that there is objective evidence of impairment. As a result of the impairment test, the Company has not recognized any impairment loss as the value in use is greater than the carrying amount. The recoverable amount of KOGAS based on its value in use is calculated by considering the long-term natural gas supply and demand programs of future cash flows approved by Ministry of Trade, Industry & Energy and the discount rate of 4.55%.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2014 and 2015 are as follows:

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	74,878	—	—	—	(3,494)	3	—	71,387
Korea Gas Corporation		1,926,800	—	—	—	96,457	69,489	4,793	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		22,450	—	—	(1,872)	2,275	—	(1,231)	21,622
YTN Co., Ltd.		38,426	—	—	(90)	2,423	(26)	(844)	39,889
Cheongna Energy Co., Ltd.		28,114	5,707	—	—	(5,023)	(27)	—	28,771
Gangwon Wind Power Co., Ltd.		13,185	—	—	(1,988)	1,155	33	—	12,385
Hyundai Green Power Co., Ltd.		110,157	—	—	(8,889)	11,764	—	1	113,033
Korea Power Exchange		189,544	—	—	—	13,274	—	(4,797)	198,021
AMEC Partners Korea Ltd.		189	—	—	—	11	—	—	200
Hyundai Energy Co., Ltd.		43,386	—	—	—	(7,461)	—	—	35,925
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,553	—	—	(991)	963	—	—	5,525
Alternergy Philippine Investments Corporation		1,500	—	(1,497)	—	(7)	228	(224)	—
Muju Wind Power Co., Ltd.		2,707	—	—	—	—	—	(1)	2,706
Pyeongchang Wind Power Co., Ltd.		600	3,238	—	—	(128)	(17)	—	3,693
Daeryun Power Co., Ltd.		24,599	—	—	—	(1,748)	—	19,100	41,951
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,344	—	—	(1,292)	1,434	—	—	6,486
KNH Solar Co., Ltd.		1,372	—	—	—	372	—	—	1,744
SPC Power Corporation		47,661	—	—	—	(1,800)	335	1,603	47,799
Gemeng International Energy Co., Ltd.		608,674	—	—	(6,905)	54,368	11,441	—	667,578

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
PT. Cirebon Electric Power	￦	32,826	1,148	—	—	6,303	3,058	—	43,335
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
Dolphin Property Limited		—	—	—	—	184	(8)	(115)	61
E-Power S.A.		5,284	—	(5,041)	(1,431)	1,173	15	—	—
PT Wampu Electric Power		15,121	—	—	—	308	642	—	16,071
PT. Bayan Resources TBK		579,534	—	—	—	(30,565)	(8,958)	—	540,011
S-Power Co., Ltd.		107,264	—	—	—	(3,020)	—	—	104,244
Pioneer Gas Power Limited		43,666	1,122	—	—	298	5,582	—	50,668
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		18,058	4,546	—	—	(915)	753	(290)	22,152
Busan Solar Co., Ltd.		741	—	—	—	112	—	—	853
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	—	—	—	3
Green Biomass Co., Ltd.		171	—	—	—	(171)	—	—	—
Gumi-ochang Photovoltaic Power Co., Ltd.		389	—	(399)	(14)	24	—	—	—
Chungbuk Photovoltaic Power Co., Ltd.		184	—	(192)	—	8	—	—	—
Cheonan Photovoltaic Power Co., Ltd.		148	—	(138)	—	(10)	—	—	—
PT. Mutiara Jawa		1,666	—	—	—	(885)	37	—	818
Samcheok Eco Material Co., Ltd.		—	686	—	—	(474)	—	—	212
Noeul Green Energy Co., Ltd.		—	200	—	—	(11)	—	—	189
Naepo Green Energy Co., Ltd.		—	29,200	—	—	(995)	(141)	—	28,064
Goseong Green Energy Co., Ltd.		—	2,900	—	—	(311)	—	(3)	2,586
Gangneung Eco Power Co., Ltd.		—	2,900	—	—	(117)	—	—	2,783
Shin Pyeongtaek Power Co., Ltd.		—	40	—	—	(40)	—	—	—
Hyundai Asan Solar Power Co., Ltd.		462	—	(430)	—	(32)	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		91	101	—	—	31	(2)	—	221
Jeonnam Solar Co., Ltd.		696	—	(941)	—	241	4	—	—
DS POWER Co., Ltd.		17,900	—	—	—	(2,258)	—	—	15,642
D Solar Energy Co., Ltd.		364	—	(418)	—	54	—	—	—
Dongducheon Dream Power Co., Ltd.		134,398	—	(29,782)	—	(4,071)	—	—	100,545
KS Solar Corp. Ltd.		537	—	—	—	(202)	(10)	—	325
KOSCON Photovoltaic Co., Ltd.		315	—	(351)	—	36	—	—	—
Yeongwol Energy Station Co., Ltd.		908	—	(410)	—	1,239	3	1	1,741
Yeonan Photovoltaic Co., Ltd.		123	—	(128)	—	5	—	—	—
Q1 Solar Co., Ltd.		983	—	(1,123)	—	140	—	—	—
Jinbhuvish Power Generation Pvt. Ltd.		8,495	—	—	—	(197)	46	—	8,344
Best Solar Energy Co., Ltd.		898	—	(1,242)	—	344	—	—	—
Seokcheon Solar Power Co., Ltd.		1,046	—	(1,041)	(49)	48	1	(5)	—
SE Green Energy Co., Ltd.		3,745	—	—	—	(122)	—	—	3,623
Daegu Photovoltaic Co., Ltd.		1,334	—	—	—	247	—	—	1,581
Jeongam Wind Power Co., Ltd.		324	—	—	—	(231)	—	—	93
Korea Power Engineering Service Co., Ltd.		585	—	—	—	787	—	(38)	1,334
Golden Route J Solar Power Co., Ltd.		99	—	(75)	—	(24)	—	—	—

		4,124,574	51,788	(43,208)	(23,521)	131,766	82,481	17,950	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.		9,537	—	—	—	(493)	—	(2)	9,042
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,161	—	—	(740)	(346)	439	—	27,514
Shuweihat Asia Power Investment B.V.		64	59,576	—	—	6,077	(49,428)	(48)	16,241
Shuweihat Asia Operation & Maintenance Company		29	—	—	(869)	1,172	14	(1)	345
Waterbury Lake Uranium L.P.		23,042	762	—	—	—	1,285	(3,079)	22,010

		2014
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
ASM-BG Investicii AD	￦	20,088	—	—	—	1,131	(1,611)	—	19,608
RES Technology AD		16,045	—	—	—	(78)	(1,242)	—	14,725
KV Holdings, Inc.		1,842	—	—	—	—	60	—	1,902
KEPCO SPC Power Corporation		143,294	—	—	(8,069)	48,623	6,640	31	190,519
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		2,202	—	—	—	(2,190)	(12)	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		19,237	—	—	—	(2,012)	242	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		166,330	—	—	(8,951)	9,144	2,973	—	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,604	—	—	(788)	531	192	—	10,539
Rabigh Electricity Company		—	—	—	—	25,040	(18,709)	1,790	8,121
Rabigh Operation & Maintenance Company		4,082	—	—	(2,546)	2,945	147	—	4,628
Jamaica Public Service Company Limited(*)		268,022	—	—	—	—	—	(41,130)	226,892
KW Nuclear Components Co., Ltd.		2,476	—	—	(1,399)	1,821	—	1	2,899
Busan Shinho Solar Power Co., Ltd.		2,871	—	—	—	423	(10)	—	3,284
GS Donghae Electric Power Co., Ltd.		173,915	117,600	(88,962)	—	(580)	(161)	(403)	201,409
YEONGAM Wind Power Co., Ltd.		11,424	—	(12,533)	—	1,109	—	—	—
Global Trade Of Power System Co., Ltd.		249	—	—	—	94	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		1,863	—	(1,276)	(237)	1,737	—	—	2,087
KODE NOVUS 1 LLC.		14,237	—	—	—	(2,324)	294	—	12,207
KODE NOVUS 2 LLC.		9,510	—	—	—	(1,592)	330	—	8,248
Daejung Offshore Wind Power Co., Ltd.		4,135	—	—	—	(424)	—	—	3,711
Amman Asia Electric Power Company		111,315	6,755	—	—	23,324	(19,003)	—	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,758	—	—	—	(141)	—	—	4,617
Dangjin Echo Power Co., Ltd.		39,102	—	—	—	(1,235)	(35)	5	37,837
Honam Wind Power Co., Ltd.		1,933	—	—	—	248	1,254	120	3,555
Nepal Water & Energy Development Company Pty Ltd.		10,409	8,018	—	—	(928)	373	—	17,872
Chun-cheon Energy Co., Ltd.		—	15	—	—	(15)	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.		—	3,000	—	—	(33)	—	(5)	2,962
Nghi Son 2 Power Ltd.		—	350	—	—	(268)	(14)	34	102
Kelar S.A		4,180	—	—	—	(1,047)	407	(384)	3,156
PT. Tanjung Power Indonesia		361	359	—	—	(60)	39	1	700
Incheon New Power Co., Ltd.		449	—	—	—	9	—	7	465
Seokmun Energy Co., Ltd.		415	—	—	—	(415)	—	—	—

		1,106,181	196,435	(102,771)	(23,599)	109,247	(75,536)	(43,063)	1,166,894

	￦	5,230,755	248,223	(145,979)	(47,120)	241,013	6,945	(25,113)	5,508,724

(*)	It has been determined that there is objective evidence of impairment as a result of one or more events including that a financial institution granted Jamaica Public Service Company Limited (“JPS”) a concession that the financial institution would not otherwise consider. As of December 31, 2014, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of ￦52,279 million is recognized in profit or loss. The recoverable amount of JPS is its value in use which is calculated based on the most recent financial budget of future cash flows for a period of 10 years approved by management and the discount rate used to calculate the value in use is 10.15%.

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	71,387	—	—	—	8,902	—	(22)	80,267
Korea Gas Corporation		2,097,539	—	—	(4,725)	67,949	(55,453)	(2,497)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,792)	—	431	18,994
YTN Co., Ltd.		39,889	—	—	(90)	(188)	(935)	(311)	38,365
Cheongna Energy Co., Ltd.		28,771	—	—	—	(9,281)	—	—	19,490
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	1,279	78	—	12,890
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	9,520	—	—	113,664
Korea Power Exchange		198,021	—	—	—	9,944	—	770	208,735
AMEC Partners Korea Ltd.		200	—	—	—	30	—	—	230
Hyundai Energy Co., Ltd.(*1)		35,925	—	—	—	(13,731)	—	(15,204)	6,990
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	(569)	—	—	4,956
Muju Wind Power Co., Ltd.		2,706	—	—	—	(119)	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(291)	—	—	3,402
Daeryun Power Co., Ltd.		41,951	—	—	—	(5,798)	—	3	36,156
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	(343)	—	—	6,143
KNH Solar Co., Ltd.		1,744	—	—	—	178	2	—	1,924
SPC Power Corporation		47,799	—	—	(1,349)	5,375	381	5,827	58,033
Gemeng International Energy Co., Ltd.		667,578	—	—	(37,163)	51,766	89,481	(43,266)	728,396
PT. Cirebon Electric Power		43,335	—	—	—	12,210	5,029	—	60,574
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(880)	(641)	1,521	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,092)	(599)	1,691	—
Dolphin Property Limited		61	—	—	—	—	—	—	61
PT Wampu Electric Power		16,071	2,357	—	—	(600)	1,135	—	18,963
PT. Bayan Resources TBK		540,011	—	—	—	(11,341)	(3,604)	—	525,066
S-Power Co., Ltd.		104,244	24,300	—	—	2,364	—	—	130,908
Pioneer Gas Power Limited		50,668	—	—	—	59	460	—	51,187
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	9,244	—	—	(749)	1,216	—	31,863
Busan Solar Co., Ltd.		853	—	—	—	72	—	—	925
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Material Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	200	—	—	(91)	(3)	—	295
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(1,318)	—	—	26,746
Goseong Green Energy Co., Ltd.		2,586	—	—	—	84	—	—	2,670
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(95)	—	—	2,688
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(4,671)	—	(11)	10,960
Dongducheon Dream Power Co., Ltd.(*2)		100,545	—	—	—	(3,412)	—	(41,466)	55,667
KS Solar Corp. Ltd.		325	—	—	—	293	—	—	618
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(451)	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		8,344	—	—	—	(42)	48	—	8,350
SE Green Energy Co., Ltd.		3,623	—	—	—	(48)	—	—	3,575
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	305	—	—	1,886
Jeongam Wind Power Co., Ltd.		93	880	—	—	(271)	—	—	702
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	542	—	(27)	1,805
Busan Green Energy Co., Ltd.		—	14,564	—	—	(52)	—	—	14,512
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(96)	—	—	904

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Korea Electric Vehicle Charging Service	￦	—	1,596	—	—	(135)	—	(15)	1,446
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	(583)	—	—	7,417
Korea Nuclear Partners Co., Ltd.		—	290	—	—	(1)	—	—	289

		4,341,830	62,431	—	(54,379)	111,801	36,561	(92,576)	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(493)	—	—	8,549
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(135)	261	—	27,640
Shuweihat Asia Power Investment B.V.		16,241	108	—	—	4,008	117	—	20,474
Shuweihat Asia Operation & Maintenance Company		345	—	—	(798)	922	24	(7)	486
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(2,507)	796	20,299
ASM-BG Investicii AD		19,608	—	—	—	1,384	(789)	—	20,203
RES Technology AD		14,725	—	—	—	(318)	(618)	—	13,789
KV Holdings, Inc.		1,902	—	—	—	74	34	—	2,010
KEPCO SPC Power Corporation		190,519	—	—	(28,986)	43,801	3,190	—	208,524
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,546)	186	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	8,512	1,464	(9)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(33)	74	—	10,580
Rabigh Electricity Company		8,121	—	—	—	21,582	29,703	(38)	59,368
Rabigh Operation & Maintenance Company		4,628	—	—	(1,780)	533	205	—	3,586
Jamaica Public Service Company Limited		226,892	—	—	—	—	15,027	(1)	241,918
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,065	—	37	4,985
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	394	—	—	3,678
GS Donghae Electric Power Co., Ltd.		201,409	—	—	—	(1,064)	—	34	200,379
Global Trade Of Power System Co., Ltd.		343	—	—	—	83	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	13	—	—	2,100
KODE NOVUS 1 LLC		12,207	—	—	—	(11,639)	588	(1,156)	—
KODE NOVUS 2 LLC		8,248	—	—	—	(8,104)	413	(557)	—
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(359)	—	—	3,352
Amman Asia Electric Power Company		122,391	—	—	(19,510)	25,131	10,244	(588)	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,617	—	—	—	(98)	—	(18)	4,501
Dangjin Echo Power Co., Ltd.		37,837	20,000	(8,851)	—	(712)	70	(63)	48,281
Honam Wind Power Co., Ltd.		3,555	—	—	—	371	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		17,872	—	—	—	(1,277)	1,170	—	17,765
Chun-cheon Energy Co., Ltd.		—	32,853	—	—	(719)	(158)	—	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(294)	—	—	2,668
Nghi Son 2 Power Ltd.		102	722	—	—	(562)	2	5	269
Kelar S.A		3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(98)	—	15	617
Incheon New Power Co., Ltd.		465	—	—	—	49	—	—	514
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	53,683	(8,951)	(60,329)	82,471	58,293	(4,199)	1,287,862

	￦	5,508,724	116,114	(8,951)	(114,708)	194,272	94,854	(96,775)	5,693,530

(*1)	‘Others’ include ￦15,204 million of assets held-for-sale (note 42).

(*2)	‘Others’ include ￦41,170 million of assets held-for-sale (note 42).

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2014 and 2015 are as follows:

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	666,935	517,892	43,908	(7,310)
Korea Gas Corporation		46,772,022	37,047,686	37,273,360	447,183
Korea Electric Power Industrial Development Co., Ltd.		151,511	76,953	329,215	13,118
YTN Co., Ltd.		335,740	149,337	114,743	11,289
Cheongna Energy Co., Ltd.		443,672	384,020	47,075	(11,585)
Gangwon Wind Power Co., Ltd.		123,242	41,002	28,829	11,708
Hyundai Green Power Co., Ltd.		1,215,849	826,080	503,197	40,797
Korea Power Exchange		223,080	25,059	86,735	13,289
AMEC Partners Korea Ltd.		1,234	180	671	60
Hyundai Energy Co., Ltd.		549,560	467,245	88,001	(16,214)
Ecollite Co., Ltd.		2,467	443	—	39
Taebaek Wind Power Co., Ltd.		50,776	28,677	10,362	3,856
Muju Wind Power Co., Ltd.		10,826	—	—	(4)
Pyeongchang Wind Power Co., Ltd.		14,772	2	—	(513)
Daeryun Power Co., Ltd.		832,682	622,244	338,191	(9,213)
JinanJangsu Wind Power Co., Ltd.		308	—	—	(1)
Changjuk Wind Power Co., Ltd.		42,349	20,730	10,487	4,741
KNH Solar Co., Ltd.		28,451	21,992	4,913	1,315
SPC Power Corporation		174,917	49,131	63,969	30,959
Gemeng International Energy Co., Ltd.		5,690,748	3,727,276	1,497,330	183,604
PT. Cirebon Electric Power		985,975	828,393	266,963	23,363
KNOC Nigerian East Oil Co., Ltd.		247,785	310,719	—	(7,157)
KNOC Nigerian West Oil Co., Ltd.		150,644	208,323	—	(6,395)
Dolphin Property Limited		301	4	28	330
PT Wampu Electric Power		172,950	138,012	43,205	(5,121)
PT. Bayan Resources TBK		1,221,538	1,032,312	872,876	(119,250)
S-Power Co., Ltd.		944,442	678,431	56,822	(2,215)
Pioneer Gas Power Limited		237,922	169,289	—	96
Eurasia Energy Holdings		562	1,003	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		248,773	181,560	—	(2,326)
Busan Solar Co., Ltd.		27,512	23,202	4,489	579
Hadong Mineral Fiber Co., Ltd.		12	2	—	(1)
Green Biomass Co., Ltd.		9,378	9,745	2,062	(871)
PT. Mutiara Jawa		28,407	25,827	15	(3,114)
Samcheok Eco Material Co., Ltd.		23,831	—	—	(1,855)
Noeul Green Energy Co., Ltd.		1,045	101	—	(56)
Naepo Green Energy Co., Ltd.		118,202	5,944	1,283	(3,978)
Goseong Green Energy Co., Ltd.		27,540	789	—	(3,115)
Gangneung Eco Power Co., Ltd.		47,009	953	—	(1,756)
Shin Pyeongtaek Power Co., Ltd.		5,075	5,794	—	(819)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,422	2,632	289	111
DS POWER Co., Ltd.		417,861	296,862	44,819	(2,662)
Dongducheon Dream Power Co., Ltd.		1,516,412	1,201,566	—	615
KS Solar Corp. Ltd.		30,937	29,225	3,465	(1,149)
Yeongwol Energy Station Co., Ltd.		146,917	129,511	14,393	4,981
Jinbhuvish Power Generation Pvt. Ltd.		77,510	21,414	—	(3,817)
SE Green Energy Co., Ltd.		7,587	—	—	(255)
Daegu Photovoltaic Co., Ltd.		22,340	16,887	3,633	739
Jeongam Wind Power Co., Ltd.		241	9	—	(472)
Korea Power Engineering Service Co., Ltd.		7,410	2,809	18,859	3,171

		2014
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	16,424	2,747	—	(819)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		158,646	89,862	16,946	(540)
Shuweihat Asia Power Investment B.V.		33,315	2	—	12,379
Shuweihat Asia Operation & Maintenance Company		639	11	2,713	2,129
Waterbury Lake Uranium L.P.		56,797	2	—	—
ASM-BG Investicii AD		91,205	51,990	13,137	2,012
RES Technology AD		82,721	53,272	8,757	(307)
KV Holdings, Inc.		4,755	—	—	—
KEPCO SPC Power Corporation		464,305	210,956	169,615	63,005
Canada Korea Uranium Limited Partnership		35,990	132	—	(18)
KEPCO Energy Resource Nigeria Limited		378,677	399,871	—	(29,048)
Gansu Datang Yumen Wind Power Co., Ltd.		106,283	62,616	7,814	(4,399)
Datang Chifeng Renewable Power Co., Ltd.		902,645	478,805	100,712	22,849
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,354	44,005	8,464	1,444
Rabigh Electricity Company		2,544,622	2,325,205	284,837	57,444
Rabigh Operation & Maintenance Company		16,667	5,097	22,911	7,417
Jamaica Public Service Company Limited		1,100,431	725,307	841,390	13,183
KW Nuclear Components Co., Ltd.		25,591	19,115	9,722	4,200
Busan Shinho Solar Power Co., Ltd.		53,399	40,261	8,115	1,320
GS Donghae Electric Power Co., Ltd.		975,489	383,111	—	(1,389)
Global Trade Of Power System Co., Ltd.		1,690	509	5,037	322
Expressway Solar-light Power Generation Co., Ltd.		22,046	14,849	3,181	22
KODE NOVUS 1 LLC.		115,584	100,636	6,490	(4,648)
KODE NOVUS 2 LLC.		57,355	40,521	3,454	(3,034)
Daejung Offshore Wind Power Co., Ltd.		7,443	6	—	(849)
Amman Asia Electric Power Company		840,505	636,383	74,489	38,844
KEPCO-ALSTOM Power Electronics Systems, Inc.		24,203	15,150	18,536	(277)
Dangjin Echo Power Co., Ltd.		125,481	16,112	—	(3,710)
Honam Wind Power Co., Ltd.		41,041	28,892	4,873	1,311
Nepal Water & Energy Development Company Pty Ltd.		37,541	9,193	—	(1,228)
Chun-cheon Energy Co., Ltd.		63,481	63,509	—	(78)
Yeonggwangbaeksu Wind Power CO., Ltd.		97,043	77,298	—	(218)
Nghi Son 2 Power Ltd.		318	111	—	(536)
Kelar S.A		222,068	221,210	—	(1,610)
PT. Tanjung Power Indonesia		19,190	17,193	5,313	(175)
Incheon New Power Co., Ltd.		9,950	8,346	1,299	57
Seokmun Energy Co., Ltd.		16,920	17,078	—	(1,379)

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	639,118	471,497	321,273	18,625
Korea Gas Corporation		42,385,340	32,328,396	26,052,724	319,190
Korea Electric Power Industrial Development Co., Ltd.		142,835	77,340	324,162	9,855
YTN Co., Ltd.		305,799	126,561	117,418	(520)
Cheongna Energy Co., Ltd.		458,205	419,353	48,519	(21,108)
Gangwon Wind Power Co., Ltd.		114,600	28,994	21,941	8,529
Hyundai Green Power Co., Ltd.		1,182,352	790,407	486,435	31,011
Korea Power Exchange		236,199	27,464	87,400	9,303
AMEC Partners Korea Ltd.		1,332	123	511	155
Hyundai Energy Co., Ltd.		526,305	473,736	80,067	(29,749)
Ecollite Co., Ltd.		2,271	345	—	(97)
Taebaek Wind Power Co., Ltd.		48,009	26,212	6,626	(302)
Muju Wind Power Co., Ltd.		10,349	—	—	(477)
Pyeongchang Wind Power Co., Ltd.		62,565	48,959	—	(1,164)
Daeryun Power Co., Ltd.		838,199	657,551	279,787	(29,806)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		41,444	19,053	6,472	772
KNH Solar Co., Ltd.		27,254	20,105	4,399	861
SPC Power Corporation		182,908	30,191	68,149	37,395
Gemeng International Energy Co., Ltd.		5,956,288	3,940,455	902,008	95,064
PT. Cirebon Electric Power		1,026,729	806,458	295,788	43,968
KNOC Nigerian East Oil Co., Ltd.		264,434	337,762	—	(6,069)
KNOC Nigerian West Oil Co., Ltd.		160,765	230,001	—	(7,386)
Dolphin Property Limited		300	1	—	8
PT Wampu Electric Power		201,383	160,159	17,476	(2,696)
PT. Bayan Resources TBK		1,043,143	901,952	461,349	(30,014)
S-Power Co., Ltd.		935,870	664,523	632,073	5,336
Pioneer Gas Power Limited		310,761	240,833	—	148
Eurasia Energy Holdings		599	1,069	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		506,970	341,261	—	2,760
Busan Solar Co., Ltd.		26,059	21,367	4,267	383
Hadong Mineral Fiber Co., Ltd.		2	21	—	(30)
Green Biomass Co., Ltd.		10,664	9,343	4,136	(1,323)
PT. Mutiara Jawa		25,013	29,913	1,943	(7,247)
Samcheok Eco Material Co., Ltd.		23,119	735	—	(2,171)
Noeul Green Energy Co., Ltd.		1,517	44	—	(446)
Naepo Green Energy Co., Ltd.		108,167	1,184	3,126	(5,274)
Goseong Green Energy Co., Ltd.		95,323	3,248	—	(4,312)
Gangneung Eco Power Co., Ltd.		81,459	9,163	—	(3,610)
Shin Pyeongtaek Power Co., Ltd.		25,875	29,190	—	(2,595)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,128	2,452	490	81
DS POWER Co., Ltd.		641,257	525,524	33,542	(5,759)
Dongducheon Dream Power Co., Ltd.		1,668,235	1,397,026	1,003,346	(10,307)
KS Solar Corp. Ltd.		29,745	26,469	4,667	278
Yeongwol Energy Station Co., Ltd.		179,852	166,953	12,068	1,831
Jinbhuvish Power Generation Pvt. Ltd.		75,429	19,199	—	(805)
SE Green Energy Co., Ltd.		7,484	—	—	(103)
Daegu Photovoltaic Co., Ltd.		21,039	14,535	3,977	1,051
Jeongam Wind Power Co., Ltd.		2,053	299	—	(621)
Korea Power Engineering Service Co., Ltd.		9,194	2,968	25,925	2,296
Busan Green Energy Co., Ltd.		50,093	53	—	(180)
Jungbu Bio Energy Co., Ltd.		5,192	400	—	(508)

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Electric Vehicle Charging Service	￦	9,577	4,412	—	(482)
Ulleungdo Natural Energy Co., Ltd.		27,113	2,262	—	(1,948)
Korea Nuclear Partners Co., Ltd.		1,002	6	—	(4)

<Joint ventures>
KEPCO-Uhde Inc.		17,535	111	—	(765)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		150,157	81,056	16,335	(373)
Shuweihat Asia Power Investment B.V.		41,969	17	—	8,232
Shuweihat Asia Operation & Maintenance Company		885	—	2,318	1,666
Waterbury Lake Uranium L.P.		51,302	4	—	—
ASM-BG Investicii AD		83,766	43,359	12,328	2,833
RES Technology AD		73,261	45,684	7,539	(566)
KV Holdings, Inc.		5,025	—	—	186
KEPCO SPC Power Corporation		449,553	172,261	175,008	59,610
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		380,282	416,959	—	(16,309)
Gansu Datang Yumen Wind Power Co., Ltd.		98,298	58,030	7,280	(4,507)
Datang Chifeng Renewable Power Co., Ltd.		882,914	454,731	103,860	21,900
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		65,110	38,661	7,880	1,216
Rabigh Electricity Company		2,644,825	2,297,194	293,184	53,384
Rabigh Operation & Maintenance Company		18,186	9,222	22,203	2,144
Jamaica Public Service Company Limited		1,086,244	657,962	859,728	3,305
KW Nuclear Components Co., Ltd.		36,065	24,777	16,217	7,687
Busan Shinho Solar Power Co., Ltd.		51,617	36,903	7,565	1,471
GS Donghae Electric Power Co., Ltd.		1,675,986	1,086,534	—	(2,823)
Global Trade Of Power System Co., Ltd.		1,547	78	4,849	287
Expressway Solar-light Power Generation Co., Ltd.		21,154	13,913	2,981	443
KODE NOVUS 1 LLC		64,453	110,030	3,421	(59,389)
KODE NOVUS 2 LLC		22,500	45,306	1,868	(39,345)
Daejung Offshore Wind Power Co., Ltd.		6,795	78	—	(606)
Amman Asia Electric Power Company		875,590	645,998	46,940	41,880
KEPCO-ALSTOM Power Electronics Systems, Inc.		50,152	41,326	18,849	(611)
Dangjin Echo Power Co., Ltd.		136,982	945	—	(1,035)
Honam Wind Power Co., Ltd.		41,527	28,100	5,944	1,266
Nepal Water & Energy Development Company Pty Ltd.		42,644	11,136	—	(647)
Chun-cheon Energy Co., Ltd.		149,025	42,094	—	(2,389)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,045	86,257	4,974	(1,956)
Nghi Son 2 Power Ltd.		771	234	—	(1,111)
Kelar S.A		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		37,948	36,185	16,476	(276)
Incheon New Power Co., Ltd.		10,078	8,306	3,318	301
Seokmun Energy Co., Ltd.		184,051	184,759	—	(552)

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of December 31, 2014 and 2015 are as follows:

		2014
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	149,043	47.80%	71,242	145	—	—	71,387
Korea Gas Corporation		9,724,336	21.57%	2,097,539	—	—	—	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		74,557	29.00%	21,622	—	—	—	21,622
YTN Co., Ltd.		186,403	21.43%	39,946	—	(57)	—	39,889
Cheongna Energy Co., Ltd.		59,652	43.90%	26,187	2,584	—	—	28,771
Gangwon Wind Power Co., Ltd.		82,239	15.00%	12,336	—	—	49	12,385
Hyundai Green Power Co., Ltd.		389,768	29.00%	113,033	—	—	—	113,033
Korea Power Exchange		198,021	100.00%	198,021	—	—	—	198,021
AMEC Partners Korea Ltd.		1,054	19.00%	200	—	—	—	200
Hyundai Energy Co., Ltd.		82,315	46.30%	38,112	—	(1,162)	(1,025)	35,925
Ecollite Co., Ltd.		2,024	36.10%	731	—	—	(731)	—
Taebaek Wind Power Co., Ltd.		22,099	25.00%	5,525	—	—	—	5,525
Muju Wind Power Co., Ltd.		10,825	25.00%	2,706	—	—	—	2,706
Pyeongchang Wind Power Co., Ltd.		14,770	25.00%	3,693	—	—	—	3,693
Daeryun Power Co., Ltd.		210,438	19.45%	40,930	1,014	—	7	41,951
JinanJangsu Wind Power Co., Ltd.		308	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,619	30.00%	6,486	—	—	—	6,486
KNH Solar Co., Ltd.		6,459	27.00%	1,744	—	—	—	1,744
SPC Power Corporation		125,787	38.00%	47,799	—	—	—	47,799
Gemeng International Energy Co., Ltd.		1,963,472	34.00%	667,579	—	—	(1)	667,578
PT. Cirebon Electric Power		157,582	27.50%	43,335	—	—	—	43,335
KNOC Nigerian East Oil Co., Ltd.		(62,934)	14.63%	(9,207)	—	—	9,207	—
KNOC Nigerian West Oil Co., Ltd.		(57,679)	14.63%	(8,438)	—	—	8,438	—
Dolphin Property Limited		297	15.00%	45	—	—	16	61
PT Wampu Electric Power		34,938	46.00%	16,071	—	—	—	16,071
PT. Bayan Resources TBK		189,227	20.00%	37,845	502,166	—	—	540,011
S-Power Co., Ltd.		266,011	40.00%	106,405	—	(2,161)	—	104,244
Pioneer Gas Power Limited		68,632	40.00%	27,453	23,147	—	68	50,668
Eurasia Energy Holdings		(441)	40.00%	(176)	—	—	176	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		67,214	25.00%	16,803	5,971	(333)	(289)	22,152
Busan Solar Co., Ltd.		4,311	19.80%	853	—	—	—	853
Hadong Mineral Fiber Co., Ltd.		10	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		(367)	34.00%	(125)	—	—	125	—
PT. Mutiara Jawa		2,581	29.00%	748	70	—	—	818
Samcheok Eco Material Co., Ltd.		23,831	2.67%	636	—	—	(424)	212
Noeul Green Energy Co., Ltd.		944	20.00%	189	—	—	—	189
Naepo Green Energy Co., Ltd.		112,258	25.00%	28,064	—	—	—	28,064
Goseong Green Energy Co., Ltd.		26,751	9.67%	2,587	—	—	(1)	2,586
Gangneung Eco Power Co., Ltd.		46,055	6.04%	2,782	—	—	1	2,783
Shin Pyeongtaek Power Co., Ltd.		(719)	40.00%	(288)	—	—	288	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	—	221
DS POWER Co., Ltd.		121,000	10.91%	13,201	—	2,441	—	15,642
Dongducheon Dream Power Co., Ltd.		314,845	33.61%	105,820	—	(5,275)	—	100,545
KS Solar Corp. Ltd.		1,712	19.00%	325	—	—	—	325
Yeongwol Energy Station Co., Ltd.		17,406	10.00%	1,741	—	—	—	1,741
Jinbhuvish Power Generation Pvt. Ltd.		56,096	5.16%	2,895	5,449	—	—	8,344
SE Green Energy Co., Ltd.		7,587	47.76%	3,623	—	—	—	3,623
Daegu Photovoltaic Co., Ltd.		5,453	29.00%	1,581	—	—	—	1,581
Jeongam Wind Power Co., Ltd.		233	40.00%	93	—	—	—	93
Korea Power Engineering Service Co., Ltd.		4,601	29.00%	1,334	—	—	—	1,334

		2014
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	13,677	64.02%	8,756	—	—	286	9,042
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,785	40.00%	27,514	—	—	—	27,514
Shuweihat Asia Power Investment B.V.		33,312	49.00%	16,323	—	—	(82)	16,241
Shuweihat Asia Operation & Maintenance Company		628	55.00%	346	—	—	(1)	345
Waterbury Lake Uranium L.P.		56,796	40.00%	22,718	—	—	(708)	22,010
ASM-BG Investicii AD		39,215	50.00%	19,608	—	—	—	19,608
RES Technology AD		29,449	50.00%	14,725	—	—	—	14,725
KV Holdings, Inc.		4,755	40.00%	1,902	—	—	—	1,902
KEPCO SPC Power Corporation		253,349	75.20%	190,519	—	—	—	190,519
Canada Korea Uranium Limited Partnership		35,858	12.50%	4,482	—	—	(4,482)	—
KEPCO Energy Resource Nigeria Limited		(21,195)	30.00%	(6,358)	—	—	6,358	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,667	40.00%	17,467	—	—	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		423,839	40.00%	169,536	—	—	(40)	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,349	40.00%	10,539	—	—	—	10,539
Rabigh Electricity Company		219,417	40.00%	87,767	—	(79,646)	—	8,121
Rabigh Operation & Maintenance Company		11,570	40.00%	4,628	—	—	—	4,628
Jamaica Public Service Company Limited		375,124	40.00%	150,050	130,726	—	(53,884)	226,892
KW Nuclear Components Co., Ltd.		6,477	43.36%	2,808	91	—	—	2,899
Busan Shinho Solar Power Co., Ltd.		13,138	25.00%	3,284	—	—	—	3,284
GS Donghae Electric Power Co., Ltd.		592,379	34.00%	201,409	—	—	—	201,409
Global Trade Of Power System Co., Ltd.		1,181	29.00%	343	—	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		7,197	29.00%	2,087	—	—	—	2,087
KODE NOVUS 1 LLC.		14,949	50.00%	7,474	4,733	—	—	12,207
KODE NOVUS 2 LLC.		16,833	49.00%	8,248	—	—	—	8,248
Daejung Offshore Wind Power Co., Ltd.		7,437	49.90%	3,711	—	—	—	3,711
Amman Asia Electric Power Company		204,122	60.00%	122,473	—	—	(82)	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,052	51.00%	4,617	—	—	—	4,617
Dangjin Echo Power Co., Ltd.		109,369	33.10%	36,201	1,636	—	—	37,837
Honam Wind Power Co., Ltd.		12,149	29.00%	3,523	32	—	—	3,555
Nepal Water & Energy Development Company Pty Ltd.		28,348	59.62%	16,900	972	—	—	17,872
Chun-cheon Energy Co., Ltd.		(28)	29.90%	(8)	—	—	8	—
Yeonggwangbaeksu Wind Power Co., Ltd.		19,745	15.00%	2,962	—	—	—	2,962
Nghi Son 2 Power Ltd.		206	50.00%	103	—	—	(1)	102
Kelar S.A		858	65.00%	558	2,424	—	174	3,156
PT. Tanjung Power Indonesia		1,996	35.00%	699	—	—	1	700
Incheon New Power Co., Ltd.		1,604	29.00%	465	—	—	—	465
Seokmun Energy Co., Ltd.		(158)	34.00%	(54)	—	—	54	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

		2015
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	167,621	47.80%	80,123	144	—	—	80,267
Korea Gas Corporation		10,056,944	21.57%	2,169,283	—	—	(66,470)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		65,495	29.00%	18,994	—	—	—	18,994
YTN Co., Ltd.		179,238	21.43%	38,411	—	(43)	(3)	38,365
Cheongna Energy Co., Ltd.		38,852	43.90%	17,056	2,584	(150)	—	19,490
Gangwon Wind Power Co., Ltd.		85,606	15.00%	12,841	—	—	49	12,890
Hyundai Green Power Co., Ltd.		391,945	29.00%	113,664	—	—	—	113,664
Korea Power Exchange		208,735	100.00%	208,735	—	—	—	208,735
AMEC Partners Korea Ltd.		1,209	19.00%	230	—	—	—	230
Hyundai Energy Co., Ltd.		52,569	46.30%	24,340	—	(1,120)	(16,230)	6,990
Ecollite Co., Ltd.		1,926	36.10%	695	—	—	(695)	—
Taebaek Wind Power Co., Ltd.		21,797	25.00%	5,449	—	(493)	—	4,956
Muju Wind Power Co., Ltd.		10,349	25.00%	2,587	—	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		13,606	25.00%	3,402	—	—	—	3,402
Daeryun Power Co., Ltd.		180,648	19.45%	35,136	1,014	—	6	36,156
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,391	30.00%	6,717	—	(574)	—	6,143
KNH Solar Co., Ltd.		7,149	27.00%	1,930	—	(6)	—	1,924
SPC Power Corporation		152,717	38.00%	58,033	—	—	—	58,033
Gemeng International Energy Co., Ltd.		2,015,833	34.00%	685,383	—	—	43,013	728,396
PT. Cirebon Electric Power		220,271	27.50%	60,574	—	—	—	60,574
KNOC Nigerian East Oil Co., Ltd.		(73,328)	14.63%	(10,728)	—	—	10,728	—
KNOC Nigerian West Oil Co., Ltd.		(69,236)	14.63%	(10,129)	—	—	10,129	—
Dolphin Property Limited		299	15.00%	45	—	—	16	61
PT Wampu Electric Power		41,224	46.00%	18,963	—	—	—	18,963
PT. Bayan Resources TBK		141,191	20.00%	28,238	498,089	—	(1,261)	525,066
S-Power Co., Ltd.		271,347	49.00%	132,960	—	(2,052)	—	130,908
Pioneer Gas Power Limited		69,928	40.00%	27,971	23,147	—	69	51,187
Eurasia Energy Holdings		(470)	40.00%	(188)	—	—	188	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,709	25.00%	41,427	(8,796)	(479)	(289)	31,863
Busan Solar Co., Ltd.		4,692	19.80%	929	—	(4)	—	925
Hadong Mineral Fiber Co., Ltd.		(19)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,321	14.00%	185	—	—	(185)	—
PT. Mutiara Jawa		(4,900)	29.00%	(1,421)	70	—	1,351	—
Samcheok Eco Material Co., Ltd.		22,384	2.67%	598	—	—	(598)	—
Noeul Green Energy Co., Ltd.		1,473	20.00%	295	—	—	—	295
Naepo Green Energy Co., Ltd.		106,983	25.00%	26,746	—	—	—	26,746
Goseong Green Energy Co., Ltd.		92,075	2.90%	2,670	—	—	—	2,670
Gangneung Eco Power Co., Ltd.		72,296	3.72%	2,689	—	—	(1)	2,688
Shin Pyeongtaek Power Co., Ltd.		(3,315)	40.00%	(1,326)	—	(1,995)	3,321	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		115,733	10.91%	12,626	—	(5,940)	4,274	10,960
Dongducheon Dream Power Co., Ltd.		271,209	33.61%	91,153	—	5,398	(40,884)	55,667
KS Solar Corp. Ltd.		3,276	19.00%	622	—	(4)	—	618
Yeongwol Energy Station Co., Ltd.		12,899	10.00%	1,290	—	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		56,230	5.16%	2,901	5,450	—	(1)	8,350
SE Green Energy Co., Ltd.		7,484	47.76%	3,575	—	—	—	3,575
Daegu Photovoltaic Co., Ltd.		6,504	29.00%	1,886	—	—	—	1,886
Jeongam Wind Power Co., Ltd.		1,754	40.00%	702	—	—	—	702
Korea Power Engineering Service Co., Ltd.		6,226	29.00%	1,805	—	—	—	1,805
Busan Green Energy Co., Ltd.		50,040	29.00%	14,512	—	—	—	14,512

		2015
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Jungbu Bio Energy Co., Ltd.	￦	4,792	18.87%	904	—	—	—	904
Korea Electric Vehicle Charging Service		5,165	28.00%	1,446	—	—	—	1,446
Ulleungdo Natural Energy Co., Ltd.		24,851	29.85%	7,418	—	—	(1)	7,417
Korea Nuclear Partners Co., Ltd.		996	29.00%	289	—	—	—	289

<Joint ventures>
KEPCO-Uhde Inc.		17,424	50.85%	8,860	—	—	(311)	8,549
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		69,101	40.00%	27,640	—	—	—	27,640
Shuweihat Asia Power Investment B.V.		41,952	49.00%	20,556	—	—	(82)	20,474
Shuweihat Asia Operation & Maintenance Company		885	55.00%	487	—	—	(1)	486
Waterbury Lake Uranium L.P.		51,298	40.00%	20,519	—	—	(220)	20,299
ASM-BG Investicii AD		40,407	50.00%	20,203	—	—	—	20,203
RES Technology AD		27,577	50.00%	13,789	—	—	—	13,789
KV Holdings, Inc.		5,025	40.00%	2,010	—	—	—	2,010
KEPCO SPC Power Corporation		277,292	75.20%	208,524	—	—	—	208,524
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(36,677)	30.00%	(11,003)	—	—	11,003	—
Gansu Datang Yumen Wind Power Co., Ltd.		40,268	40.00%	16,107	—	—	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		428,183	40.00%	171,273	—	—	(49)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,449	40.00%	10,580	—	—	—	10,580
Rabigh Electricity Company		347,631	40.00%	139,052	—	(79,646)	(38)	59,368
Rabigh Operation & Maintenance Company		8,964	40.00%	3,586	—	—	—	3,586
Jamaica Public Service Company Limited		428,282	40.00%	171,313	(72,370)	—	142,975	241,918
KW Nuclear Components Co., Ltd.		11,288	43.36%	4,895	90	—	—	4,985
Busan Shinho Solar Power Co., Ltd.		14,714	25.00%	3,678	—	—	—	3,678
GS Donghae Electric Power Co., Ltd.		589,452	34.00%	200,414	—	—	(35)	200,379
Global Trade Of Power System Co., Ltd.		1,469	29.00%	426	—	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		7,241	29.00%	2,100	—	—	—	2,100
KODE NOVUS 1 LLC		(45,577)	50.00%	(22,789)	4,732	—	18,057	—
KODE NOVUS 2 LLC		(22,806)	49.00%	(11,175)	—	—	11,175	—
Daejung Offshore Wind Power Co., Ltd.		6,717	49.90%	3,352	—	—	—	3,352
Amman Asia Electric Power Company		229,592	60.00%	137,755	—	—	(87)	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.		8,826	51.00%	4,501	—	—	—	4,501
Dangjin Echo Power Co., Ltd.		136,037	34.00%	46,253	2,696	—	(668)	48,281
Honam Wind Power Co., Ltd.		13,427	29.00%	3,894	32	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		31,508	52.77%	16,627	972	—	166	17,765
Chun-cheon Energy Co., Ltd.		106,931	29.90%	31,972	3	—	1	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		17,788	15.00%	2,668	—	—	—	2,668
Nghi Son 2 Power Ltd.		537	50.00%	268	—	—	1	269
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,763	35.00%	617	—	—	—	617
Incheon New Power Co., Ltd.		1,772	29.00%	514	—	—	—	514
Seokmun Energy Co., Ltd.		(708)	29.00%	(205)	—	—	205	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2014 and 2015, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2014		2015
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Green Biomass Co., Ltd.	￦	125	125	(125)	—
Shin Pyeongtaek Power Co., Ltd.		288	288	1,038	1,326
KEPCO Energy Resource Nigeria Limited		6,358	6,358	4,645	11,003
Chun-cheon Energy Co., Ltd.		8	8	(8)	—
Seokmun Energy Co., Ltd.		54	54	152	205
Kelar S.A		—	—	17,389	17,389
Hadong Mineral Fiber Co., Ltd.		—	—	5	5
PT. Mutiara Jawa		—	—	1,351	1,351
Eurasia Energy Holdings		—	—	188	188

(7)	As of December 31, 2015, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

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

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2014 and 2015 are as follows:

		2014
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
		In millions of won
Land	￦	12,238,488	(3,103)	—	—	12,235,385
Buildings		13,631,985	(67,700)	(4,652,109)	(853)	8,911,323
Structures		54,734,376	(196,871)	(16,078,416)	(1,183)	38,457,906
Machinery		52,242,176	(108,750)	(16,735,238)	(46,230)	35,351,958
Ships		5,015	—	(3,930)	—	1,085
Vehicles		208,337	(76)	(157,761)	—	50,500
Equipment		965,806	(1,002)	(754,159)	—	210,645
Tools		776,321	(862)	(623,544)	—	151,915
Construction-in-progress		32,417,619	(123,938)	—	(38,107)	32,255,574
Finance lease assets		2,385,251	—	(1,772,856)	—	612,395
Asset retirement costs		7,849,712	—	(2,495,285)	—	5,354,427
Others		8,599,484	—	(6,380,098)	—	2,219,386

	￦	186,054,570	(502,302)	(49,653,396)	(86,373)	135,812,499

		2015
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
		In millions of won
Land	￦	12,396,460	(3,147)	—	—	12,393,313
Buildings		14,936,722	(63,932)	(5,259,436)	(854)	9,612,500
Structures		58,251,296	(193,119)	(17,991,950)	(1,184)	40,065,043
Machinery		57,143,211	(108,935)	(20,242,232)	(36,230)	36,755,814
Ships		4,930	—	(4,144)	—	786
Vehicles		227,733	(29)	(167,261)	—	60,443
Equipment		1,134,376	(1,026)	(823,805)	—	309,545
Tools		836,131	(691)	(675,501)	—	159,939
Construction-in- progress		35,305,133	(139,898)	—	(38,107)	35,127,128
Finance lease assets		2,389,985	—	(1,878,476)	—	511,509
Asset retirement costs		6,888,547	—	(2,782,460)	—	4,106,087
Others		9,438,381	—	(7,179,137)	—	2,259,244

	￦	198,952,905	(510,777)	(57,004,402)	(76,375)	141,361,351

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

(2)	Changes in property, plant and equipment for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Land	￦	13,784,026	69,926	(32,912)	—	—	(1,582,552)	12,238,488
(Government grants)		(3,137)	—	63	—	—	(29)	(3,103)
Buildings		8,549,697	32,000	(10,706)	(590,298)	—	998,330	8,979,023
(Government grants)		(45,396)	—	200	5,040	—	(27,544)	(67,700)
Structures		37,819,108	3,184	(414,659)	(2,030,010)	—	3,277,154	38,654,777
(Government grants)		(193,190)	—	2,018	8,921	—	(14,620)	(196,871)
Machinery		33,729,539	271,073	(207,070)	(3,633,815)	—	5,300,981	35,460,708
(Government grants)		(101,808)	—	423	10,102	—	(17,467)	(108,750)
Ships		1,422	—	—	(342)	—	5	1,085
Vehicles		45,719	2,295	(25)	(21,096)	—	23,683	50,576
(Government grants)		(83)	—	—	47	—	(40)	(76)
Equipment		187,158	56,214	(171)	(85,612)	—	54,058	211,647
(Government grants)		(708)	—	—	376	—	(670)	(1,002)
Tools		139,665	30,806	(1,642)	(61,113)	—	45,061	152,777
(Government grants)		(313)	—	55	144	—	(748)	(862)
Construction-in-progress		27,452,029	14,112,746	(1,078)	—	(38,107)	(9,146,078)	32,379,512
(Government grants)		(117,725)	(42,150)	—	—	—	35,937	(123,938)
Finance lease assets		735,185	—	(348)	(122,088)	—	(354)	612,395
Asset retirement cost		5,654,596	—	—	(573,497)	—	273,328	5,354,427
Others		2,001,812	11,405	(53)	(702,985)	—	909,207	2,219,386

	￦	129,637,596	14,547,499	(665,905)	(7,796,226)	(38,107)	127,642	135,812,499

(*1)	Garolim Tidal Power Plant Co., Ltd. (“GTPP”), a 49% owned subsidiary, has not yet started its operation and it is not expected to operate based on the results of the business feasibility study. The Company has considered this to be an impairment indicator and performed an impairment test over the individual assets of GTPP. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income or loss.

(*2)	‘Others’ include ￦2,090,810 million of assets held for sale (note 42) comprising land, buildings, and structures and the amount is ￦2,021,445 million, ￦69,363 million, and ￦2 million, respectively.

		2015
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Land	￦	12,238,488	9,370	(192,496)	—	—	341,098	12,396,460
(Government grants)		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		8,979,023	12,466	(42,889)	(633,770)	—	1,361,602	9,676,432
(Government grants)		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		38,654,777	1,787	(181,914)	(2,120,749)	—	3,904,261	40,258,162
(Government grants)		(196,871)	—	1,816	9,178	—	(7,242)	(193,119)
Machinery		35,460,708	430,524	(250,915)	(3,880,076)	(1,205)	5,105,713	36,864,749
(Government grants)		(108,750)	—	1,101	11,133	—	(12,419)	(108,935)
Ships		1,085	—	—	(299)	—	—	786
Vehicles		50,576	5,449	(27)	(22,175)	—	26,649	60,472
(Government grants)		(76)	—	1	47	—	(1)	(29)
Equipment		211,647	56,004	(230)	(103,889)	—	147,039	310,571
(Government grants)		(1,002)	—	—	469	—	(493)	(1,026)
Tools		152,777	25,940	(90)	(67,482)	—	49,485	160,630
(Government grants)		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		32,379,512	13,508,590	(13,658)	—	(29,139)	(10,578,279)	35,267,026
(Government grants)		(123,938)	(27,239)	—	—	—	11,279	(139,898)
Finance lease assets		612,395	1,560	(3,959)	(110,162)	—	11,675	511,509
Asset retirement cost		5,354,427	—	—	(551,461)	—	(696,879)	4,106,087
Others		2,219,386	25,436	(98)	(804,545)	—	819,065	2,259,244

	￦	135,812,499	14,049,887	(683,358)	(8,268,449)	(30,344)	481,116	141,361,351

(*1)	Korea South-East Power Co., Ltd. and Korea East-West Power Co., Ltd, 100% owned subsidiaries, have determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income or loss.

(*2)	‘Others’ include ￦23,273 million of assets held for sale (note 42) comprising land and buildings and the amount is ￦2,907 million and ￦20,366 million, respectively.

19.	Investment Properties

(1)	Investment properties as of December 31, 2014 and 2015 are as follows:

		2014
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	301,483	—	—	301,483
Buildings		26,168	(10)	(10,377)	15,781

	￦	327,651	(10)	(10,377)	317,264

		2015
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	253,960	—	—	253,960
Buildings		27,655	(13)	(11,692)	15,950

	￦	281,615	(13)	(11,692)	269,910

(2)	Changes in investment properties for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	516,440	—	(214,957)	301,483
Buildings		21,899	(824)	(5,284)	15,791
(Government grants)		(12)	4	(2)	(10)

	￦	538,327	(820)	(220,243)	317,264

		2015
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	301,483	—	(47,523)	253,960
Buildings		15,791	(669)	841	15,963
(Government grants)		(10)	—	(3)	(13)

	￦	317,264	(669)	(46,685)	269,910

(3)	Income and expenses related to investment properties for the years ended December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Rental income	￦	10,986	10,931
Operating and maintenance expenses related to rental income		(820)	(669)

	￦	10,166	10,262

(4)	Fair value of investment properties as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	301,483	342,809	253,960	284,423
Buildings		15,781	16,523	15,950	18,263

	￦	317,264	359,332	269,910	302,686

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the IFRS adoption date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Services Contracts

(1)	Changes in balance of construction service contracts for the years ended December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Increase and decrease(*)	Recognized revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	19,333,416	712,843	(2,965,185)	17,081,074

(*)	For the year ended December 31, 2014, the increased balance of contracts from new orders and other is ￦831,159 million and the decreased balance of contracts from changes in size of construction is ￦118,316 million.

		2015
		Beginning balance	Increase and decrease(*)	Recognized revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ￦412,617 million and the decreased balance of contracts from changes in size of construction is ￦1,423,648 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of December 31, 2014 and 2015 are as follows:

		2014
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	8,750,886	8,261,084	489,802	—

		2015
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	12,224,934	11,573,516	651,418	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Assets(*1)	Liabilities (*2)	Assets (*1)	Liabilities (*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	149,876	935,832	55,317	893,992

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2014 and 2015 are as follows:

		2014
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	354,443	(488)	(301,887)	—	52,068
Licenses and franchises		3,398	—	(3,344)	—	54
Copyrights, patents rights and other industrial rights		31,929	—	(9,252)	—	22,677
Mining rights		510,869	—	(6,655)	—	504,214
Development expenditures		730,401	(8,183)	(674,544)	—	47,674
Intangible assets under development		74,909	(10,692)	—	—	64,217
Usage rights of donated assets and other		375,275	(43)	(317,588)	—	57,644
Leasehold rights		19,112	—	(18,333)	—	779
Others		156,503	(1)	(72,180)	(12,589)	71,733

	￦	2,256,839	(19,407)	(1,403,783)	(12,589)	821,060

		2015
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	389,220	(699)	(331,334)	—	57,187
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,178	—	(12,303)	—	21,875
Mining rights		508,392	—	(8,855)	—	499,537
Development expenditures		751,784	(6,835)	(699,977)	—	44,972
Intangible assets under development		94,886	(10,483)	—	—	84,403
Usage rights of donated assets and other		375,275	(32)	(326,684)	—	48,559
Leasehold rights		19,112	—	(18,367)	—	745
Greenhouse gas emissions rights		805	—	—	—	805
Others		189,941	(1)	(80,067)	(12,124)	97,749

	￦	2,366,991	(18,050)	(1,480,985)	(12,124)	855,832

(2)	Changes in intangible assets for as of December 31, 2014 and 2015 are as follows:

		2014
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	65,751	7,135	—	(32,423)	—	12,093	52,556
(Government grants)		(430)	—	—	154	—	(212)	(488)
Licenses and franchises		208	—	—	(154)	—	—	54
Copyrights, patents rights and other industrial rights		24,953	451	—	(2,965)	—	238	22,677
Mining rights		470,558	28,472	—	(1,945)	—	7,129	504,214
Development expenditures		76,154	47	(1,810)	(28,555)	—	10,021	55,857
(Government grants)		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		52,050	33,202	(170)	—	(11)	(10,162)	74,909
(Government grants)		(7,792)	(3,597)	170	—	—	527	(10,692)
Usage rights of donated assets and other		64,710	—	—	(8,875)	—	1,852	57,687
(Government grants)		(53)	—	—	10	—	—	(43)
Leasehold rights		812	—	—	(33)	—	—	779
Others		75,449	2,914	(5)	(5,752)	(31)	(841)	71,734
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	810,664	68,624	(1,815)	(76,413)	(42)	20,042	821,060

		2015
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	52,556	10,477	(2)	(29,795)	187	24,463	57,886
(Government grants)		(488)	—	—	177	—	(388)	(699)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	129	(2)	(2,866)	—	1,937	21,875
Mining rights		504,214	23,151	—	(228)	—	(27,600)	499,537
Development expenditures		55,857	8,096	(5)	(24,862)	—	12,721	51,807
(Government grants)		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		74,909	40,300	—	—	(22)	(20,301)	94,886
(Government grants)		(10,692)	(1,884)	—	—	—	2,093	(10,483)
Usage rights of donated assets and other		57,687	—	—	(9,096)	—	—	48,591
(Government grants)		(43)	—	—	11	—	—	(32)
Leasehold rights		779	—	—	(34)	—	—	745
Greenhouse gas emissions rights		—	805	—	—	—	—	805
Others		71,734	6,872	(443)	(8,456)	88	27,955	97,750
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	821,060	87,946	(452)	(72,266)	253	19,291	855,832

(3)	Significant specific intangible assets as of December 31, 2014 and 2015 are as follows:

2014
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	6,583	6 months ~ 1 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,750	7 years and 9months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	5,381	2 years and 6months
Development expenditures	Development of maintenance system for utility plant	KRW	1,649	2 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,396	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	4,316	2 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	39,352	6 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,969	4 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	3,089	6 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

2015
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	1,293	2 months ~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,750	6 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	2,104	1 years and 6 months
Development expenditures	Development of maintenance system for utility plant	KRW	1,084	1 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	29,148	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,871	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	2,793	1 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	33,055	5 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,297	3 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	2,642	5 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2014 and 2015, the Company recognized research and development expenses of ￦545,735 million and ￦611,220 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	3,123,341	—	1,957,647	—
Other trade payables		1,600,102	3,017,428	1,379,035	3,048,299
Accrued expenses		1,126,357	2,411	1,082,880	2,373
Leasehold deposits received		2,020	—	2,451	—
Other deposits received		166,143	96,531	195,237	105,105
Finance lease liabilities		109,374	660,061	116,885	542,509
Dividends payable		1,267	—	1,562	—
Others (*)		—	30,304	—	20,149

	￦	6,128,604	3,806,735	4,735,697	3,718,435

(*)	Details of others as of December 31, 2014 and 2015 are as follows:

		2014		2015
		Current	Non- current	Current	Non- current
		In millions of won
Advance received from local governments	￦	—	30,304	—	20,149

	￦	—	30,304	—	20,149

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2014 and 2015 are as follows:

		2014	2015
		In millions of won
Current liabilities
Short-term borrowings	￦	658,778	603,673
Current portion of long-term borrowings		455,484	541,307
Current portion of debt securities		5,994,205	6,704,602
Less : Current portion of discount on long-term borrowings		(908)	(953)
Less : Current portion of discount on debt securities		(2,807)	(1,676)

		7,104,752	7,846,953

Non-current liabilities
Long-term borrowings		3,490,700	1,951,119
Debt securities		52,359,905	49,077,131
Less : Discount on long-term borrowings		(15,494)	(18,860)
Less : Discount on debt securities		(115,807)	(103,067)
Add: Premium on debt securities		271	223

		55,719,575	50,906,546

	￦	62,824,327	58,753,499

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2014 and 2015 are as follows:

2014
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,114,262	5,994,205
1~ 5 years		2,259,172	27,748,466
Over 5 years		1,231,528	24,611,439

	￦	4,604,962	58,354,110

2015
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,144,980	6,704,602
1~ 5 years		860,351	27,725,651
Over 5 years		1,090,768	21,351,480

	￦	3,096,099	55,781,733

(3)	Short-term borrowings as of December 31, 2014 and 2015 are as follows:

2014
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
	In millions of won and thousands of U.S. dollars
Local short-term borrowings	KTB Investment Bank	2.12	2015.01.02	—	￦	310,000
Local commercial paper	Shinhan Bank and others	2.12~2.20	2015.01.26	—		310,000
Foreign short-term borrowings	Mizuho Bank and others	0.47~6.50	2015.01.02~ 2015.12.03	USD 16,366		17,990
Local bank overdraft	Woori Bank	Standard overdraft rate+1.27	2015.02.25	—		20,788

					￦	658,778

2015
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
	In millions of won and thousands of U.S. dollars
Local short-term borrowings	Woori Investment Bank and others	1.8~2.46	2016.01.04~ 2016.09.13	—	￦	559,530
Foreign short-term borrowings	ING and others	6.50	2016.12.03	USD 2,163		2,535
Foreign short-term borrowings	Citi Bank and others	3M Libor+0.35	2016.03.22	USD 12,265		14,375
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2016.02.25	—		27,233

					￦	603,673

(4)	Long-term borrowings as of December 31, 2014 and 2015 are as follows:

2014
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2015~2044	—	￦	7,178
	Facility	4.60	2028	—		43,600
	Facility	3yr KTB rate-1.25	2027	—		9,000
	Facility	1yr KoFC bond rate+ 0.20~0.31	2018~2019	—		1,500,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2015~2017	—		900,000
	Facility	3yr KTB rate-1.25	2021~2028	—		11,071
	Facility	4.60	2028	—		20,000
	Energy rationalization	3yr KTB rate-1.25	2019	—		850
	Energy rationalization	3.20~3.70	2016	—		3,835
Korea Industrial Bank	Others	3yr KTB rate-1.25	2016	—		8,000
KEB Hana Bank	PF Refinancing	CD+1.70	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026	—		33,881
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027	—		48,167
	Facility	3yr KTB rate-2.25	2023~2024	—		4,958
	Project loans	—	2022~2027	—		8,677
	Others	3yr KTB rate-2.25	2024~2025	—		13,661
Shinhan Bank and others	Facility	3yr AA- CB rate+ 1.10	2028	—		30,000
	Operating	3.35	2017	—		10,000
Woori Bank	PF Refinancing	CD+1.70	2023~2026	—		21,613
	PF Refinancing	4.80	2026	—		11,991
Kookmin Bank	Facility	MOR+0.62	2017	—		6,600
Others	Facility	4.60~5.80	2025~2028	—		157,320
	Facility	3yr AA- CB rate+ 1.10	2028	—		20,000
	PF Refinancing	4.80	2026	—		17,267
	PF Refinancing	CD+1.70	2026	—		523
	Others	—	—	—		38,981
	Others	—	2028	—		7,250

						2,968,028

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,784		9,656
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.60~3.70	2027	JOD 197,907		307,324
SCNT and others	Commercial loan and others	3M Libor+1.50~2.50	2015~2033	USD 308,697		339,320
	Shareholder’s loan	6.50~8.00	2033~2034	USD 35,165		38,654
	Shareholder’s loan	8.00	2031	JOD 8,498		13,197
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,307,699		1,970
HSBC and others	Syndicated loan	3M Libor+0.27~1.50	2017~2019	USD 52,949		58,201
Others	Others	3M Libor+0.95	2016	USD 180,893		198,838
	Others	—	2019	USD 10,004		10,996

						978,156

						3,946,184

Less : Discount of long-term borrowings						(16,402)
Less : Current portion of long-term borrowings						(455,484)
Add : Current portion of discount of long-term borrowings						908

					￦	3,475,206

2015
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	￦6,418
	Facility	2.67~4.60	2023~2028	—	52,437
	Facility	3yr KTB rate-1.25	2027	—	9,000
	Facility	1yr KoFC bond rate +0.31	2018	—	200,000
	Operating funds	2.75	2018	—	12,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2016~2017	—	500,000
	Facility	3yr KTB rate-1.25	2021~2028	—	10,363
	Facility	4.60	2028	—	18,411
	Energy rationalization	3yr KTB rate-1.25	2019	—	650
	Energy rationalization	3.20~3.70	2021~2022	—	3,835
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—	22,500
	Others	3yr KTB rate-1.25	2016	—	4,000
Export-Import Bank of Korea	Project loans	2.00	2026	—	30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027	—	44,674
	Facility	3yr KTB rate-2.25	2023~2024	—	4,400
	Project loans	—	2022~2027	—	8,677
	Others	3yr KTB rate-2.25	2024~2025	—	13,057
Shinhan Bank and others	Collateral borrowing	2.22	2017	—	30,000
	Facility	3yr AA- CB rate+1.10	2028	—	27,617
	Operating funds	2.70~3.35	2017~2018	—	25,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—	25,300
Others	Facility	4.60~5.80	2025~2028	—	144,359
	Facility	3yr AA- CB rate+1.10	2028	—	18,411
	PF Refinancing	4.10	2030	—	62,500
	Others	—	2020~2036	—	45,847
	Others	—	2028	—	7,250

					1,327,641

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744	10,248
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+ 2.75~3.70	2027	JOD 188,580	312,104
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 312,601	366,368
	PF Loan	6M Libor+2.50~2.70	2032	USD 64,389	75,464
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 34,924	40,931
	Shareholder’s loan	8.00	2031	JOD 7,128	11,797
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,346,550	1,899
HSBC and others	Syndicated loan	3M Libor+0.30~0.50	2017~2019	USD 31,774	37,239
IFC and others	Others	6M Libor+5.00	2031	PKR 5,891,200	65,805
Others	Others	3M Libor+0.65	2017	USD 199,269	233,543
	Others	—	2019	USD 8,010	9,387

					1,164,785

					2,492,426

Less : Discount of long-term borrowings					(19,813)
Less : Current portion of long-term borrowings					(541,307)
Add : Current portion of discount of long-term borrowings					953

					￦ 1,932,259

(5)	Local debt securities as of December 31, 2014 and 2015 are as follows:

	Issue date	Maturity	Interest rate (%)		2014	2015
	In millions of won
Electricity Bonds(*)	2009.02.06~ 2014.08.27	2016.01.27~ 2033.08.06	2.73~5.80	￦	25,820,000	22,960,000
Electricity Bonds	2012.05.29 ~ 2013.06.25	2016.05.29 ~ 2018.06.25	3M CD +0.25~0.32		1,160,000	910,000
Corporate Bonds	2009.05.04~ 2015.11.11	2016.03.13~ 2040.12.10	1.90~5.84		19,570,010	20,710,010

					46,550,010	44,580,010

Less : Discount on local debt securities					(43,517)	(40,228)
Less : Current portion of local debt securities					(4,400,000)	(5,730,000)
Add : Current portion of discount on local debt securities					611	1,187

				￦	42,107,104	38,810,969

(*)	Electricity Bonds 885 (￦40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.

(6)	Foreign debt securities as of December 31, 2014 and 2015 are as follows:

	2014
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96(*1)	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD 249,470	￦	274,217
FY-97	1997.01.31~ 1997.08.04	2027.01.31~ 2027.08.04	6.75~7.00	USD 314,717		345,937
FY-04(*2)	2004.04.21	2034.04.21	5.13	USD 286,920		315,382
FY-06	2006.03.14~ 2006.09.29	2016.03.14~ 2016.09.29	5.50~6.00	USD 650,000		714,480
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		184,028
FY-10	2010.09.16~ 2010.10.05	2015.09.16~ 2015.10.05	3.00~3.13	USD 1,200,000		1,319,040
FY-10	2010.07.29~ 2010.11.18	2015.07.29~ 2015.11.18	3M Libor+1.00~1.64	USD 250,000		274,800
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD 800,000		879,360
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD 1,750,000		1,923,600
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD 1,900,000		2,088,480
FY-13	2013.09.26~ 2013.10.23	2018.04.23~ 2019.03.26	1.50~1.63	CHF 400,000		444,572
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		292,204
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD 500,000		549,600
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~2.75	USD 1,500,000		1,648,800
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.50	USD 500,000		549,600

						11,804,100

Less : Discount on foreign debt securities						(75,097)
Add : Premium on debt securities						271
Less : Current portion of foreign debt securities						(1,594,205)
Add : Current portion of discount on foreign debt securities						2,196

					￦	10,137,265

	2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency			Local currency
	In millions of won and thousands of foreign currencies
FY-96(*1)	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD	249,136	￦	291,990
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD	314,717		368,848
FY-04(*2)	2004.04.23	2034.04.23	5.13	USD	286,920		336,270
FY-06	2006.03.14~ 2006.09.29	2016.03.14~ 2016.09.29	5.50~6.00	USD	650,000		761,800
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		194,401
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD	800,000		937,600
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD	1,750,000		2,051,000
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD	1,900,000		2,226,800
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF	400,000		474,156
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		277,258
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD	500,000		586,000
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD	1,500,000		1,758,000
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.50	USD	500,000		586,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		351,600

							11,201,723

Less : Discount on foreign debt securities							(64,515)
Add : Premium on debt securities							223
Less : Current portion of foreign debt securities							(974,602)
Add : Current portion of discount on foreign debt securities							489

						￦	10,163,318

(*1)	For Yankee 3 in FY-96, early redemption would be executed when the debt security holder requests early redemption between February 1, 2016 (60 days before April 1, 2016) and March 1, 2016 (30 days before April 1, 2016).

(*2)	For Global 4 in FY-04, early redemption of USD 13,080,000 was requested during the year ended December 31, 2014 and the remaining amount is USD 286,920,000 as of December 31, 2015.

24.	Finance Lease Liabilities

(1)	Lease contracts

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

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2014, the Company’s retained earnings were appropriated on March 31, 2015. For the year ended December 31, 2015, the Company’s retained earnings were appropriated on March 22, 2016. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2014 and 2015 are as follows:

			2014	2015
			In millions of won except for dividends per share
	I. Retained earnings before appropriations
	Unappropriated retained earnings carried over from prior years	￦	—	—
	Net income		1,039,887	10,165,653
	Remeasurements of the defined benefit plan		1,902	(48,457)

			1,041,789	10,117,196

	II. Transfer from voluntary reserves		—	—

	III. Subtotal (I+II)		1,041,789	10,117,196

	IV. Appropriations of retained earnings		(1,041,789)	(10,117,196)
	Legal reserve		—	—
	Dividends (government, individual)
(Amount of dividends per share (%):	Current year—￦3,100 (62.0%)
	Prior year—￦500 (10.0%)		(320,982)	(1,990,089)
	Reserve for business expansion		(720,807)	(8,127,107)
	V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of December 31, 2015 are as follows:

Issuer	Hybrid Bond	Issued date	Maturity	Yield (%)	Amount
	In millions of won
Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	￦	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of Issuance						(1,340)

					￦	498,660

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2015 are as follows:

Type	Amounts
	In millions of won
Less than 1 year	￦	—
1~ 2 years		8,932
2~ 3 years		29,811
Over 3 years		691,740

	￦	730,483

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2015 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (77 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Canada Uranium Investment Limited Partnership, KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy., Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, LLC, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation and Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd.

Associates (55 associates)	Daegu Green Power Co., Ltd., Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., KS Solar Corp. Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co. Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Material Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Muju Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Busan Solar Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited, PT Wampu Electric Power, PT. Bayan Resources TBK, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd.

Joint ventures (38 joint ventures)	KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KEPCO-ALSTOM Power Electronics Systems, Inc., Dangjin Echo Power Co., Ltd.(Formerly, Dongbu Power Dangjin Corporation), Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., KEPCO Energy Resource Nigeria Limited, Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company, Datang KEPCO Chaoyang Renewable Power Co., LTD., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., KODE NOVUS 1 LLC, KODE NOVUS 2 LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and will not be shown as notes.

(3)	Related party transactions for the years ended December 31, 2013, 2014 and 2015 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2013	2014	2015
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	121	1,320	1,055
Dongducheon Dream Power Co., Ltd.	Service		11,603	12,446	14,811
Korea Gas Corporation	Electricity sales		124,244	82,117	90,480
Gumi-ochang Photovoltaic Power Co., Ltd.	Electricity sales		—	14	—
Chungbuk Photovoltaic Power Co., Ltd	Electricity sales		—	6	—
Cheonan Photovoltaic Power Co., Ltd.	Electricity sales		—	2	—
SE Green Energy Co., Ltd.	Electricity sales		1	—	—
Daegu Photovoltaic Co., Ltd.	Electricity sales		5	—	—
Jeongam Wind Power Co., Ltd.	Electricity sales		3	8	8
Korea Power Engineering Service Co., Ltd.	Service		—	1,239	1,743
Golden Route J Solar Power Co., Ltd.	Electricity sales		—	1	—
Yeongwol Energy Station Co., Ltd.	Service		27,900	3,676	814
KOSCON Photovoltaic Co., Ltd.	Electricity sales		1	5	—
Yeonan Photovoltaic Co., Ltd.	Electricity sales		52	4	—
Q1 Solar Co., Ltd.	Electricity sales		262	13	—
Best Solar Energy Co., Ltd.	Electricity sales		39	16	—
Seokcheon Solar Power Co., Ltd.	Electricity sales		—	54	—
D Solar Energy Co., Ltd.	Electricity sales		—	8	—
KS Solar Corp., Ltd.	Electricity sales		—	15	21
Hyundai Asan Solar Power Co., Ltd.	Electricity sales		—	8	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental income and others		—	1	1
Jeonnam Solar Co., Ltd.	Electricity sales		—	16	—
Korea Electric Power Industrial Development Co., Ltd.	Service		13,014	15,852	12,361
DS POWER Co., Ltd.	Service		—	152,025	106,183
Goseong Green Energy Co., Ltd.	Property sales		—	4,004	9,306
Gangneung Eco Power Co., Ltd.	Service		—	6,446	9,761
Shin Pyeongtaek Power Co., Ltd.	Service		—	174	11,344
Naepo Green Energy Co., Ltd.	Electricity sales		—	8	66
Noeul Green Energy Co., Ltd	Electricity sales		—	—	45

			Sales and others
Company name	Transaction type		2013	2014	2015
			In millions of won
YTN Co., Ltd.	Electricity sales	￦	4,070	7,446	1,753
Busan Green Energy Co., Ltd.	Electricity sales		—	—	1
Korea Electric Vehicle Charge Service	Electricity sales		—	—	2
Ulleungdo Natural Energy Co., Ltd.	Electricity sales		—	—	229
Cheongna Energy Co., Ltd.	Service		13,117	14,153	21,081
Gangwon Wind Power Co., Ltd.	Electricity sales		2,133	2,152	1,046
Hyundai Green Power Co., Ltd.	Electricity sales and design service		15,896	14,943	15,401
Korea Power Exchange	Service		26,710	16,300	4,272
Hyundai Energy Co., Ltd.	Service		21,535	58,566	25,402
Ecollite Co., Ltd.	Interest income		866	—	—
Taebaek Wind Power Co., Ltd.	Service		626	1,653	872
Pyeongchang Wind Power Co., Ltd.	Design service		65	120	72
Daeryun Power Co., Ltd.	Electricity sales		780	1,611	1,731
Changjuk Wind Power Co., Ltd.	Electricity sales		751	1,848	754
KNH Solar Co., Ltd.	Electricity sales		19	17	17
S-Power Co., Ltd.	Service and electricity sales		—	7,564	7,278
Busan Solar Co., Ltd.	Electricity sales		2	17	16
Green Biomass Co., Ltd.	Service		—	—	51
SPC Power Corporation	Interest income		—	—	1,433
PT. Bayan Resources TBK	Electricity sales		—	—	164
Gemeng International Energy Co., Ltd.	Dividend income		—	6,905	37,163
Dolphin Property Limited	Service		32	—	—
E-POWER S.A.	Dividend income		1,902	1,456	—
Pioneer Gas Power Limited	Service		—	214	274
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		—	1,333	584

			Sales and others
Company name	Transaction type		2013	2014	2015
			In millions of won
<Joint ventures>
KEPCO SPC Power Corporation	Service and dividend income	￦	15,921	17,243	29,572
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		—	—	1
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		796	1,129	1,315
Dangjin Echo Power Co., Ltd.	Technical fee		1,431	352	334
Honam Wind Power Co., Ltd.	Electricity sales		—	73	65
Seokmun Energy Co., Ltd.	Technical fee		1,138	1,910	2,395
Incheon New Power Co., Ltd.	Construction revenue		1,435	6,637	388
KW Nuclear Components Co., Ltd.	Service		829	2,307	1,948
Chun-cheon Energy Co., Ltd.	Technical fee		—	—	2,201
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		—	—	927
GS Donghae Electric Power Co., Ltd.	Service		3,484	4,053	5,614
Busan Shinho Solar Power Co., Ltd.	Electricity sales		—	24	24
Yeongam Wind Power Co., Ltd.	Electricity sales		255	47	—
Global Trade Of Power System Co., Ltd.	Electricity sales		—	39	—
Expressway Solar-light Power Generation Co., Ltd	Electricity sales		215	—	—
Datang Chifeng Renewable Power Co., Ltd.	Interest income		2,460	10,849	9,702
Rabigh Electricity Company	Service		676	38,954	565
Rabigh Operation & Maintenance Company	Service		2,091	2,822	1,780
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income		—	740	—
Shuweihat Asia Operation & Maintenance Company	Dividend income		—	869	1,006
Jamaica Public Service Company Limited	Repair service		2,798	2,865	3,077
KV Holdings, Inc.	Dividend income		319	—	—
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Dividend income		—	788	—
Amman Asia Electric Power Company	Service		18,092	26,838	48,968
Kelar S.A	Service		—	2,041	6,229

<Others>
Korea Development Bank	Electricity sales		1,057	1,141	4,039
	Interest income		—	—	2,402

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2013	2014	2015
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity purchase	￦	—	—	318,221
Korea Gas Corporation	Purchase of power generation fuel		12,450,325	10,134,526	4,598,763
Dongducheon Dream Power Co., Ltd.	Service		—	—	1,003,346
Gumi-ochang Photovoltaic Power Co., Ltd.	REC purchase		6,498	1,789	—
Chungbuk Photovoltaic Power Co., Ltd.	REC purchase		1,214	575	—
Cheonan Photovoltaic Power Co., Ltd.	REC purchase		1,039	435	—
Daegu Photovoltaic Co., Ltd.	REC purchase		1,943	3,552	3,978
Korea Power Engineering Service Co., Ltd.	Service		—	2,320	3,241
Golden Route J Solar Power Co., Ltd.	REC purchase		983	518	—
Yeongwol Energy Station Co., Ltd.	REC purchase		—	8,640	16,408
KOSCON Photovoltaic Co., Ltd.	REC purchase		549	243	—
Yeonan Photovoltaic Co., Ltd.	REC purchase		162	635	—
Q1 Solar Co., Ltd.	REC purchase		904	2,501	—
Best Solar Energy Co., Ltd.	REC purchase		86	4,882	—
Seokcheon Solar Power Co., Ltd.	REC purchase		2,003	1,193	—
D Solar Energy Co., Ltd.	REC purchase		29	1,163	—
Daeryun Power Co., Ltd.	Electricity purchase		—	—	274,379
KS Solar Corp., Ltd.	REC purchase		—	3,496	6,211
Hyundai Asan Solar Power Co., Ltd.	REC purchase		—	606	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		—	119	479
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		188,551	240,416	273,057
YTN Co., Ltd.	Advertisement fee		785	410	440
Gangwon Wind Power Co., Ltd.	Electricity purchase		38,980	28,836	21,946
Hyundai Green Power Co., Ltd.	Electricity purchase		313,164	477,642	486,443
Korea Power Exchange	Trading Fees		80,279	74,861	79,283
Hyundai Energy Co., Ltd.	Electricity purchase		1,643	2,961	1,684
Taebaek Wind Power Co., Ltd.	REC purchase		11,680	10,362	6,626
Changjuk Wind Power Co., Ltd.	Electricity purchase		11,893	15,549	6,472
KNH Solar Co., Ltd.	Electricity purchase		5,406	4,914	4,598
S-Power Co., Ltd.	Service		—	105,107	614,658
Busan Solar Co., Ltd.	Electricity purchase		4,433	4,910	4,055
Green Biomass Co., Ltd.	Woodchip purchase		869	1,690	3,782

<Joint ventures>
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		143	383	47,130
Honam Wind Power Co., Ltd.	Electricity purchase		—	5,304	5,944
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		—	—	4,974
Busan Shinho Solar Power Co., Ltd.	REC purchase		8,944	8,115	7,565
Yeongam Wind Power Co., Ltd.	REC purchase		—	7,080	—
Global Trade Of Power System Co., Ltd.	Plant facility purchase		574	79	192
Expressway Solar-light Power Co., Ltd.	Electricity purchase		1,319	3,205	3,451
Jamaica Public Service Company Limited	Service		104	96	106
Amman Asia Electric Power Company	Service		—	—	125

<Others>
Korea Development Bank	Interest expense		71,913	60,631	21,719
	Dividend paid		—	17,294	96,087

(4)	Receivables and payables arising from related party transactions as of December 31, 2014 and 2015 are as follows:

			Receivables		Payables
Company name	Type		2014	2015	2014	2015
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	￦	90	95	—	—
	Trade payables		—	—	—	22,200
Dongducheon Dream Power Co., Ltd.	Trade receivables		1,124	1,206	—	—
	Trade payables		—	—	—	100,396
Korea Gas Corporation	Trade receivables		8,746	7,931	—	—
	Non-trade receivables and others		152	255	—	—
	Trade payables		—	—	1,104,075	302,752
Jeongam Wind Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade payables and others		—	—	1	1
Korea Power Engineering Services Co., Ltd.	Non-trade payables and others		—	—	447	—
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,060	7,063	—	—
	Trade payables		—	—	—	229
KS Solar Corp., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	—	68
	Non-trade payables and others		—	—	113	281
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Trade receivables		—	—	—	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		692	469	—	—
	Non-trade receivables and others		23	27	—	—
	Non-trade payables and others		—	—	28,195	27,569
DS Power Co., Ltd.	Trade receivables		46	260	—	—
	Non-trade receivables and others		35,909	—	—	—
	Non-trade payables and others		—	—	1	135
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		—	1	—	—
	Non-trade receivables and others		—	1,701	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		191	272	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		8	9	—	—
YTN Co., Ltd.	Trade receivables		91	93	—	—
	Non-trade payables and others		—	—	44	154
Cheongna Energy Co., Ltd.	Trade receivables		148	157	—	—
	Non-trade receivables and others		5,073	375	—	—
Gangwon Wind Power Co., Ltd.	Trade receivables		6	12	—	—
	Trade payables		—	—	—	1,753
	Non-trade payables and others		—	—	4,982	—
Hyundai Green Power Co., Ltd.	Trade receivables		837	962	—	—
	Trade payables		—	—	—	36,079
	Non-trade payables and others		—	—	43,417	—
Korea Power Exchange	Trade receivables		611	1,452	—	—
	Non-trade receivables and others		—	112	—	—
	Trade payables		—	—	3,676	3,529
	Non-trade payables and others		—	—	1,360	1,529
Hyundai Energy Co., Ltd.	Trade receivables		30,186	44,510	—	—
	Trade payables		—	—	—	178
	Non-trade payables and others		—	—	8,649	8,030
Ecollite Co., Ltd.	Non-trade receivables and others		—	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		104	147	—	—
	Trade payables		—	—	862	349
Pyeongchang Wind Power Co., Ltd.	Non-trade receivables and others		306	170	—	—
Daeryun Power Co., Ltd.	Trade receivables		150	117	—	—
	Trade payables		—	—	—	27,374
Changjuk Wind Power Co., Ltd.	Non-trade receivables and others		93	153	—	—
	Non-trade payables and others		—	—	867	330

			Receivables		Payables
Company name	Type		2014	2015	2014	2015
			In millions of won
Busan Solar Co., Ltd.	Trade receivables	￦	1	1	—	—
	Trade payables		—	—	—	1
	Non-trade payables and others		—	—	127	208
KNH Solar Co., Ltd.	Trade receivables		1	2	—	—
S-Power Co., Ltd.	Trade receivables		213	121	—	—
	Non-trade receivables and others		1,203	—	—	—
	Trade payables		—	—	—	54,141
	Non-trade payables and others		—	—	55,238	—
Green Biomass Co., Ltd.	Non-trade receivables and others		—	109	—	—
	Non-trade payables and others		—	—	—	152
SPC Power Corporation	Non-trade receivables and others		64	—	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		214	26	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		547	—	—	—

<Joint ventures>
KEPCO SPC Power Corporation	Trade receivables		2,519	—	—	—
	Non-trade receivables and others		1,736	252	—	—
KEPCO-ALSTOM Power	Non-trade receivables and others		668	251	—	—
Electronics Systems, Inc.	Non-trade payables and others		—	—	—	61
Dangjin Echo Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		1,955	300	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	—	342
	Non-trade payables and others		—	—	2,481	2,124
Seokmun Energy Co., Ltd.	Non-trade receivables and others		1,101	2,086	—	—
Incheon New Power Co., Ltd.	Trade receivables		1,383	128	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		—	112	—	—
	Trade receivables		—	7	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Non-trade receivables and others		—	136	—	—
	Trade payables		—	—	—	627
	Non-trade payables and others		—	—	—	2,000
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		57	—	—	—
GS Donghae Electric Power Co., Ltd.	Trade receivables		—	970	—	—
	Non-trade receivables and others		14,626	1,216	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	—	272
	Non-trade payables and others		—	—	1,516	970
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		511	368	—	—
Rabigh Operation & Maintenance Company	Non-trade receivables and others		—	1,780	—	—
Jamaica Public Service Company Limited	Trade receivables		1,121	1,193	—	—
	Non-trade receivables and others		303	581	—	—
Amman Asia Electric Power Company	Trade receivables		11,171	739	—	—

<Others>
Korea Development Bank	Accrued interest income		—	212	—	—
	Non-trade receivables and others		—	45,623	—	—
	Non-trade payables and others		—	—	4,069	493
	Derivatives		2,737	3,777	4,620	2,313

(5)	Loans and others arising from related party transactions as of December 31, 2014 and 2015 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Joint ventures	KEPCO SPC Power Corporation	￦	32,866	—	(5,205)	1,990	29,651
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		29,731	—	(7,651)	1,695	23,775
Joint ventures	Jamaica Public Service Company Limited		2,199	—	—	146	2,345
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		26,544	117	—	1,635	28,296
	Allowance for doubtful accounts		(16,884)	—	—	(871)	(17,755)
Associates	Rabigh Electricity Company		62,713	—	(20,578)	3,417	45,552
Associates	PT. Cirebon Electric Power		45,136	4,260	(9,412)	995	40,979
Associates	PT Mutiara Jawa		—	450	—	—	450
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413

		￦	183,718	4,827	(42,846)	9,007	154,706

(6)	Borrowings arising from related party transactions as of December 31, 2014 and 2015 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Ending balance
			In millions of won
Korea Development Bank	Facility	￦	1,552,600	12,300	(1,303,463)	261,437
	Others		7,178	—	(760)	6,418
	Operating funds		8,618	12,000	(8,618)	12,000

(7)	Guarantees provided to associates or joint ventures as of December 31, 2015 are as follows:

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD 88,138	SMBC, The Export-import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD 11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD 34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company.	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD 10,000	SMBC Ho Chi Minh
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 48,353	KEB Hana Bank and others
		Guarantees for supplemental funding(*1)	-
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	USD 29,357
		Guarantees for supplemental funding(*1)	-
		Impounding bonus guarantees	USD 5,000	SK E&C

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company.	Performance guarantees	SAR 4,800	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.(*2)	Collateralized money invested	KRW 111,134	Kookmin Bank
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD 2,610	Shinhan Bank Singapore
Korea Western Power Co., Ltd.	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 2,100	KT Capital Co., Ltd.
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 580 —	KEB Hana Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 32,868 —	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 3,480 —	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 204,000 —	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 3,000 —	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 10,500	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW 1,296 —	Shinhan Bank and Kyobo Life Insurance Co., Ltd.

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others
		Guarantees for supplemental funding(*1)	—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding(*1)	—
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW 793	Consus Asset Management Co., Ltd
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW 76,193	KEB Hana Bank and Kookmin Bank
Korea Southern Power Co., Ltd.	KS Solar Corp. Ltd.	Collateralized money invested	KRW 637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees(*1)	—	KEB Hana Bank, SMBC and others
		Debt guarantees	USD 132,600	SMBC, MIZUHO Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW 2,900	Korea Development Bank and Daewoo Securities Co., Ltd.
		Guarantees for supplemental funding(*1)	—
Korea Southern Power Co., Ltd.	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested	KRW 3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding(*1)	—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding(*1)	—	Shinhan Bank and Cheju Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW 15,000	Korea Development Bank and Daewoo Securities Co., Ltd.
		Performance guarantees and guarantees for supplemental funding(*1)	—
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,003	Korea Development Bank and others
		Guarantees for supplemental funding(*1)	—

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 9,653	Nonghyup Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Performance guarantees(*1)	—	KEB Hana Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW 7,410	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW 71,070 —	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested Debt guarantees	KRW 15,595 EUR 4,271	Korea Development Bank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested Debt guarantees	KRW 16,101 EUR 4,175	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(*1)	—	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding(*1)	KRW 132,300 —	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding(*1)	—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding(*1)	—	The Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW 1,400	Meritz Fire & Marine Insurance Co., Ltd.
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 6,800 —	Shinhan Bank

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.

(8)	Guarantees provided from related parties as of December 31, 2015 are as follows:

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit
In thousands of U.S. dollars
Korea Development Bank	Korea Electric Power Corporation	Debt guarantees	USD 195,175

(9)	Derivatives transactions with related parties as of December 31, 2015 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of U.S. dollars
Korea Development Bank	2015~2025	￦	111,190	USD 100,000	2.62%	3.25%	￦	1,111.90

(ii)	Interest Rate Swap

Counterparty	Contract year		Contract amount	Contract interest rate per annum
				Pay (%)	Receive (%)
	In millions of won
Korea Development Bank	2012~2016	￦	200,000	3.57%	3M CD + 0.26%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
Korea Development Bank(*)	2014~2029		40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2013, 2014 and 2015 are as follows:

Type		2013	2014	2015
		In millions of won
Salaries	￦	1,114	993	1,271
Employee benefits		63	44	59

	￦	1,177	1,037	1,330

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2013, 2014 and 2015 are as follows:

Transactions		2013	2014	2015
		In millions of won
Transfer from construction-in-progress to other assets	￦	6,507,426	9,465,204	10,491,054
Recognition of asset retirement cost and related provision for decommissioning costs		251,054	282,396	699,673
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		403,638	377,697	491,755
Transfer from property, plant and equipment to finance lease receivables		470,867	—	—

49.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2014 and 2015 are as follows:

		2014		2015
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of cable(TR CNCE-W/AL,1C,400SQ) (unit price contract)	￦	105,588	63,375	105,588	—
Purchase of cable(TR CNCE-W,1C,600SQ) (unit price contract)		43,495	35,772	43,495	—
Purchase of GIS(362kV 4000A 60KA)		40,630	37,048	40,630	—
Purchase of Concrete Poles(10M, 350KGF)		123,888	97,944	123,888	—
Purchase of G-type low pressure electronic Watt-hour meter (3P4W, 100(10)A) (unit price contract)		48,962	21,744	48,962	—
Purchase of 345kV cable(PVC, 1C, 2500SQ, 200KV) and 17 other types		40,450	7,045	40,450	—
Purchase of Kerosene (higher than 40DEG)		—	—	26,163	8,482
Construction of New Kori units (#3,4)		6,481,107	312,081	6,856,150	214,678
Construction of New Kori units (#5,6)		8,625,387	8,281,741	8,625,387	7,899,368
Construction of New Hanwool units (#1,2)		7,982,343	4,039,178	7,982,343	2,578,707
Construction of New Hanwool units (#3,4)		8,261,817	8,247,541	8,261,817	8,238,651
Construction of New Wolseong units (#1,2)		5,310,003	171,367	5,310,003	—
Construction of Yeosu Thermal Power units (#1)		495,368	255,973	489,440	30,853
Construction of Yeongheung Thermal Power units (#5,6)		836,708	46,962	576,187	—
Other contracts		75,326	27,341	199,846	140,563
Service of designing New Boryeong units (#1,2)		124,082	43,606	126,038	32,910
Construction of New Boryeong units (#1,2)		246,964	66,982	246,964	10,859
Purchase of Haengbokdosi cogeneration units		305,360	46,007	337,283	—
Purchase of Wonju RDF cogeneration units		50,220	17,526	52,877	—
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		144,122	72,967	146,353	25,266
Construction of Seoul Combined units (#1,2)		225,993	215,265	227,000	182,630
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		118,058	46,873	118,058	8,775
Electricity construction of New Boryeong units (#1,2)		245,357	170,029	245,357	36,893
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	328,210	360,500	328,210
Purchase of main machine for construction of New Boryeong units (#1,2)		851,132	412,758	851,132	137,744
Construction of harbor facility for New Boryeong units (#1,2)		73,702	35,672	78,166	—
Purchase of furnace for construction of Taean units (#9,10)		561,071	318,017	546,637	66,271
Service of designing Taean units (#9,10)		107,516	39,247	107,516	26,437
Purchase of desulfurization machine for construction of Taean units (#9,10) (conditional contract for installation)		90,490	46,808	91,592	6,175
Purchase of turbine generator for construction of Taean units (#9,10)		207,603	132,604	426,139	103,146
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		139,200	35,688	146,634	9,943
Purchase of gas plant machine for construction of Taean IGCC units		458,388	37,773	457,423	4,541
Purchase of combined generating machine for construction of Taean IGCC units		190,207	17,900	204,514	25,808
Purchase of oxygen plant for construction of Taean IGCC units		95,459	12,611	97,804	4,252

		2014		2015
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Service of designing Taean IGCC plant units	￦	44,374	9,653	44,374	5,520
Purchase of coal handling machine for construction of Samcheok units (#1,2)		290,417	111,090	290,417	23,795
Construction of Samcheok units (#1,2)		384,716	82,705	384,716	27,018
Construction of breakwater for Samcheok units (#1,2)		84,893	30,328	84,893	18,096
Purchase of furnace for construction of Samcheok units (#1,2)		1,087,301	230,298	1,091,303	115,896
Purchase of electric precipitator for construction of Samcheok units (#1,2)		53,705	12,036	53,705	—
Purchase of turbine generator for construction of Samcheok units (#1,2)		223,407	14,633	213,761	4,040
Service of designing Samcheok units (#1,2)		113,161	47,523	112,949	42,631
Purchase of ash disposing facility for construction of Samcheok units (#1,2)		—	—	46,970	2,857
Purchase of Andong main machine		234,601	11,730	234,601	—
Construction of yard for Andong natural gas power plant		—	—	40,960	2,528
Service of designing Dangjin units (#9,10)		108,677	22,915	109,340	16,261
Purchase of main machine for construction of Dangjin units (#9,10)		297,989	12,724	561,586	4,694
Construction of Dangjin units (#9,10)		355,285	22,179	388,559	6,054
Purchase of Ulsan combined cycle power units (#4) (conditional contract for installation)		286,755	8,355	595,223	—
Electicity construction of Dangjin units (#9,10)		223,085	80,891	294,099	16,812
Construction of office building (KOPEC)		213,216	45,694	215,395	—
Purchase of cable(TR CNCE-W,600MM2, 13, 2KV)		—	—	50,581	50,581
Purchase of Concrete Poles(10M, 350KGF)		—	—	106,037	74,549
Purchase of Ground Switch(44-D-A125, 600AX4)		—	—	43,624	42,912

	￦	47,068,078	24,484,409	48,561,429	20,575,406

(2)	As of December 31, 2015, details of contracts for inventory purchase are as follows:

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

③	KHNP, a subsidiary of the Company, adopted amendments to remuneration regulations and bylaws regarding basic bonuses in the year 2012. With respect to this, a lawsuit was filed in January 2015 (claim amount: ￦11,838 million) by employees against KHNP for what they claim to be unpaid bonuses, which is derived from different interpretations of the remuneration regulations and bylaws applied to the three-month working period from September to December 2011.

(2)	Guarantees of borrowings provided to other companies as of December 31, 2014 and 2015 are as follows:

①	The Company has a borrowing of ￦22,500 million from Long Lasting Value (“LLV”) as of December 31, 2015. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ￦23,900 million.

②	In order to secure its status as a shareholder of Navanakom Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

③	The Company has outstanding borrowings with a limit of USD 275,600,000 from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808,000 and additional contribution up to USD 19,000,000 for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777,000, in case of construction delay or insufficient contract volume after commencement of the construction.

(3)	Credit lines provided by financial institutions as of December 31, 2015 are as follows:

Commitments	Financial institutions	Currency	Amount
		In millions of won and thousands of foreign currencies
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,915,000
Commitments on bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	800,000
Limit amount available for card	KEB Hana Bank and others	KRW	55,578
	Banco de Oro	PHP	5,000
Certification of payment on payables from foreign country	Korea Development Bank and others	USD	198,175
Loan limit	Kookmin Bank and others	KRW	705,584
	BNP Paribas and others	USD	2,228,059
Certification of payment on L/C	KEB Hana Bank	EUR	260
	KEB Hana Bank	GBP	61,169
	Woori Bank and others	USD	1,229,049
Certification of performance guarantee on contract	Kookmin Bank	EUR	14,833
	KEB Hana Bank	INR	236,443
	Seoul Guarantee Insurance and others	KRW	264,538
	Bank of Kathmandu	NPR	32,633
	First Gulf Bank and others	USD	767,485
Certification of bidding	The Export-Import Bank of Korea and others	USD	10,450
Advance payment bond, Warranty bond, Retention bond and others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	NPR	36,309
	HSBC and others	USD	571,349
Others	Shinhan Bank and others	JPY	2,245,843
	KEB Hana Bank and others	KRW	57,300
	KEB Hana Bank	SAR	2,240
	HSBC and others	USD	1,085,305
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	501,500
	HSBC and others	USD	774,510
Trade finance	BNP Paribas and others	USD	800,000

(4)	The Company voluntarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦101,371 million, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦779 million and depreciation on the utility plant of ￦6,699 million are charged to other expenses for the year ended December 31, 2015.

(5)	As of December 31, 2015, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies

KEPCO Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for project loan

Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings

Korea Midland Power Co.,Ltd.	IBK and others	All shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings

Korea Southern Power Co., Ltd.	Shinhan Bank	All shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	25,000	Collateral for borrowings

Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	38,206	Collateral for borrowings

Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings

KEPCO KDN Co., Ltd.	KEB Hana Bank	Cash and cash equivalents	KRW	740	Establishment the right of pledge for lending

Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees (*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery	KRW	88,300	Collateral for borrowings

		Cash and cash equivalents	KRW	6,839

Gyeongju Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	35,386	Collateral for borrowings

		Existing or expected trade receivables and others	KRW	2,469

		Cash and cash equivalents	KRW	4,757

Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	44,599	Collateral for borrowings

KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	330,000	Collateral for borrowings

(*)	The Company provided the financial institutions with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

51.	Subsequent Events

Subsequent to the December 31, 2015, the subsidiaries of the Company, Korea Western Power Co. Ltd., and Korea Midland Power Co., Ltd., have issued new debt securities for funding facilities and operation as follows:

Company Name	Type	Interest rate	Issued date	Maturity	Amounts
	In millions of won
Korea Western Power Co., Ltd.	Short-term borrowings	1.71%	2016.01.05	2016.03.23	￦	20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.46%	2016.01.21	2016.01.22		70,000
		1.46%	2016.01.21	2016.01.22		30,000
		1.52%	2016.01.21	2016.01.28		100,000
	Corporate Bonds #30-1	1.88%	2016.01.28	2021.01.28		90,000
	Corporate Bonds #30-2	2.10%	2016.01.28	2026.01.28		110,000
Korea Midland Power Co., Ltd.	The 5th Global Bond (Reg S only)	2.50%	2016.01.21	2021.07.21		363,000
	Corporate Bonds #34-1	1.94%	2016.03.11	2026.03.11		60,000
	Corporate Bonds #34-2	2.01%	2016.03.11	2031.03.11		130,000

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as last amended on November 20, 2014 (in English)*

2.1	Form of Deposit Agreement**

8.1	List of Subsidiaries****

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on December 31, 2014 (in English)*

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on March 23, 2013 (in English)***

15.3	The Public Agencies Management Act, as amended on May 28, 2014 (in English)*

15.4	Enforcement Decree of the Public Agencies Management Act, as amended on March 31, 2016 (in English)****

*	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2015.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
***	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2013.
****	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 29, 2016.

E-1