Form 20-F
period 2016-12-31
KOREA ELECTRIC POWER CORP
filed 2017-04-28
CIK 887225

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Item 3.A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income (Loss) Data

	2012		2013		2014		2015		2016		2016
	(in billions of Won and millions of US$, except per share data)(1)
Sales	￦	49,121	￦	53,713	￦	57,123	￦	58,582	￦	59,763	$49,649
Cost of sales		48,460		50,596		49,763		45,458		45,550	37,842
Gross profit		661		3,117		7,360		13,124		14,213	11,807
Selling and administrative expenses		1,780		1,923		1,924		2,153		2,639	2,192
Other income (expense)		601		625		666		699		652	542
Other gains (losses)		(1,782)		129		107		8,611		70	58
Operating profit (loss)		(2,300)		1,948		6,209		20,281		12,296	10,215
Finance income (expense), net		(1,940)		(2,302)		(2,255)		(1,832)		(1,646)	(1,367)
Income (loss) before income taxes		(4,063)		(396)		4,229		18,656		10,513	8,734
Income tax (expense) benefit		985		571		(1,430)		(5,239)		(3,365)	(2,796)
Profit (loss) for the period		(3,078)		174		2,799		13,416		7,148	5,938
Other comprehensive income (loss)		(322)		186		(358)		34		(2)	(2)
Total comprehensive income (loss)		(3,400)		360		2,441		13,450		7,146	5,936
Profit (loss) attributable to:
Owners of the Company		(3,167)		60		2,687		13,289		7,048	5,855
Non-controlling interests		89		114		112		127		100	83
Total comprehensive income (loss) attributable to:
Owners of the Company		(3,448)		245		2,336		13,308		7,042	5,850
Non-controlling interests		48		115		105		142		104	86
Earnings (loss) per share
Basic(2)		(5,083)		96		4,290		20,701		10,980	9.12
Earnings (loss) per ADS
Basic(2)		(2,542)		48		2,145		10,351		5,490	4.56
Dividends per share		—		90		500		3,100		1,980	1.64

Consolidated Statements of Financial Position Data

	As of December 31,
	2012		2013		2014		2015		2016		2016
	(in billions of Won and millions of US$, except share and per share data)(1)
Net working capital deficit(3)	￦	(4,884)	￦	(4,945)	￦	(4,780)	￦	(686)	￦	(5,031)	$(4,180)
Property, plant and equipment, net		122,376		129,638		135,812		141,361		145,743	121,079
Total assets		146,153		155,527		163,708		175,257		177,837	147,742
Total shareholders’ equity		51,064		51,451		54,825		67,942		73,051	60,688
Equity attributable to owners of the Company		49,889		50,260		53,601		66,634		71,724	59,586
Non-controlling interests		1,175		1,191		1,224		1,308		1,327	1,102
Share capital		3,210		3,210		3,210		3,210		3,210	2,667
Number of common shares as adjusted to reflect any changes in capital stock		641,964,077		641,964,077		641,964,077		641,964,077		641,964,077	641,964,077
Long-term debt (excluding current portion)		45,525		52,801		55,720		50,907		44,700	37,135
Other long term liabilities		30,747		31,062		31,563		33,697		35,347	29,365

Notes:

(1)	The financial information denominated in Won as of and for the year ended December 31, 2016 has been translated into U.S. dollars at the exchange rate of Won 1,203.7 to US$1.00, which was the Noon Buying Rate as of December 30, 2016.
(2)	Basic earnings (loss) per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period. Basic earnings (loss) per ADS have been computed as if all of our issued and outstanding common shares are represented by ADSs during each of the years presented. Each ADS represents two common shares. Dilutive earnings (loss) per share is not presented as such amount was anti-dilutive for the year ended December 31, 2012, and such amount was the same as basic earnings (loss) per share for the years ended December 31, 2013 through 2016 since there were no potential dilutive instruments.
(3)	Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “~~W~~” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America; all references to “Euro” or “€” are references to the currency of the European Union; all references to “Yen” or “¥” are references to the currency of Japan; all references to “A$” are to the currency of Australia; and all references to “RMB” are to the currency of the People’s Republic of China. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,203.7 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 30, 2016, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 14, 2017, the Noon Buying Rate was Won 1,136.7 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this annual report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.0
October	1,145.4	1,128.6	1,146.5	1,104.8
November	1,175.9	1,162.7	1,181.6	1,131.4
December	1,203.7	1,183.1	1,212.2	1,161.7
2017 (through April 14)	1,136.7	1,147.6	1,207.2	1,108.3
January	1,151.5	1,179.1	1,207.0	1,151.5
February	1,129.2	1,140.5	1,154.5	1,129.2
March	1,117.5	1,133.9	1,158.1	1,108.3
April (through April 14)	1,136.7	1,133.0	1,147.8	1,117.7

Source: Federal Reserve Board

Note:

(1)	The average rates for annual and interim periods were calculated by taking the simple average of the Noon Buying Rates on the last day of each month during the relevant period. The average rates for the monthly periods (or a portion thereof) were calculated by taking the simple average of the daily Noon Buying Rates during the relevant month (or a portion thereof).

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

In 2016, fuel costs constituted 30.9% of our cost of sales and the ratio of fuel costs to our sales was 23.4%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 45.9% of our fuel requirements in 2016 in terms of electricity output) are imported principally from Indonesia, Australia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 40%, 37%, 15%, 2% and 6%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2016. Approximately 82% of the bituminous coal requirements of our generation subsidiaries in 2016 were purchased under long-term contracts and the remaining 18% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts increased from US$58.0 per ton in 2015 to US$66.8 per ton in 2016 and to US$84.4 per ton as of April 13, 2017. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil declined from US$51.1 per barrel in 2015 to US$41.4 per barrel in 2016 but rebounded to US$54.2 per barrel as of April 14, 2017. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2017 or thereafter. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

Because the Government regulates the rates we charge for the electricity we sell to our customers (see Item  4.B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on fuel and other cost increases to our customers is limited. If fuel prices increase rapidly and substantially and the Government, out of concern for inflation or for other reasons, maintains the current level of electricity tariff or does not increase it to a level to sufficiently offset the impact of high fuel prices, the fuel price increases will negatively affect our profit margins or even cause us to suffer operating and/or net losses, and our business, financial condition, results of operations and cash flows would suffer.

The Government may also set or adjust electricity tariff rates to serve particular policy goals that may not be necessarily responsive to fuel price movements. For example, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, the new tariff structure encourages energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Third, a temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation, financial condition and cash flows.

In addition, partly because the Government may have to undergo a lengthy deliberative process to approve an increase in electricity tariff, which represents a key component of the consumer price index, the electricity tariff may not be adjusted to a level sufficient to ensure a fair rate of return to us in a timely manner or at all, and we cannot assure that any future tariff increase by the Government will be sufficient to fully offset the adverse impact on our results of operations from current or potential rises in fuel costs. On the other hand, if fuel prices decrease, the public may demand a corresponding decrease in electricity tariff rates, and as a result the

Government may decrease electricity tariff rates; however, we cannot assure you that the resulting tariff rate reduction will not be excessive and thus have a detrimental effect on our profit margins, results of operations or cash flows or that, if the fuel prices were to rise again subsequent to the tariff reduction, the tariff rates would be further adjusted upwards in a timely manner, in sufficient amounts or at all so as to fully offset the adverse impact from the increase in fuel prices.

The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.

From time to time, the Government considers various policy initiatives to foster efficiency in the Korean electric power industry, and at times have adopted policy measures that have substantially modified our business and operations. For example, in January 1999, with the aim of introducing greater competition in the Korean electric power industry and thereby improving its efficiency, the Government announced a restructuring plan for the Korean electric power industry, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item  4.B. “Business Overview—Restructuring of the Electric Power Industry in Korea.” As part of this initiative, in April 2001 the Government established the Korea Power Exchange to enable the sale and purchase of electricity through a competitive bidding process, established the Korea Electricity Commission to ensure fair competition in the Korean electric power industry, and, in order to promote competition in electricity generation, split off our electricity generation business to form one nuclear generation company and five non-nuclear generation companies, in each case, to be wholly owned by us. In 2002, the Government introduced a plan to privatize one of our five non-nuclear generation subsidiaries, but this plan was suspended indefinitely in 2003 due to prevailing market conditions and other policy considerations.

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them. Pursuant to this proposal, while our six generation subsidiaries continued to be our wholly-owned subsidiaries, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises” (same as us) under the Act on the Management of Public Institutions, whereupon the President of Korea appoints the president and the standing director who is to become a member of the audit committee of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Agencies Operating Committee (which is comprised largely of Government officials and those recommended by Government officials) conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. As a result of these changes, our six generation subsidiaries took on additional operational responsibilities and management autonomy with respect to construction and management of generation units and procurement of fuel, while we as the parent company continued to oversee and coordinate, among others, finances, corporate governance, overseas businesses, including nuclear export technology and overseas resource development, that jointly affect us and our generation subsidiaries. See also Item 16.G. “Corporate Governance—The Act on the Management of Public Institutions—Applications of the Act on Our Generation Subsidiaries,”

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, pursuant to this Proposal, we are considering a sale in the public market of a minority of our shares in our five generation subsidiaries, KEPCO KDN and KHNP gradually and in that order, subject to prevailing market conditions and other policy considerations. Accordingly, we are currently taking steps in preparation of a potential sale of a minority of our shares in KOSEP and EWP through public offerings by the end of 2017, but whether and when such sale would occur will be subject to prevailing market conditions and considerations of public policy. In any event, we plan to maintain a controlling stake in each of these subsidiaries.

Other than as set forth above, we are not aware of any specific plans by the Government to resume the implementation of the Restructuring Plan or otherwise change the current structure of the electric power industry or the operations of us or our generation subsidiaries materially in the near future. However, for reasons relating to changes in policy considerations, socio-political, economic and market conditions and/or other factors, the Government may resume the implementation of the Restructuring Plan or initiate other steps that may change the structure of the Korean electric power industry or the operations of us or our generation subsidiaries materially. Any such measures may have a negative effect on our business, results of operations and financial condition. In addition, the Government, which beneficially owns a majority of our shares and exercises significant control over our business and operations, may from time to time pursue policy initiatives that could directly or indirectly impact our business and operations, and such initiatives may vary from the interest and objectives of our other shareholders.

Our capacity expansion plans, which are principally based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity and transmission infrastructure based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity. The Seventh Basic Plan, which is effective for the period from 2015 to 2029, focuses on, among other things, (i) ensuring a stable supply of electricity, (ii) increasing the portion of low carbon electricity supply sources, (iii) active consumer demand management, (iv) permanent closing of operations of the Kori #1 nuclear power unit, and (v) diversifying electricity supply sources through greater utilization of renewable energy sources.

In January 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2014 to 2035 and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing the growth of electricity demand by 15% by 2035 through efficiency enhancement programs compared to the projected growth in the absence of such efficiency enhancement programs, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and security, (iv) strengthening resource exploration and fuel procurement capabilities to enhance Korea’s energy security, (v) ensuring stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (vi) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vii) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of consumers in the low income group. In addition, the Second Basic National Energy Plan revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008, which covered the period from 2008 to 2030.

We cannot assure that the Seventh Basic Plan, the Second Basic National Energy Plan, or their respective successor plans will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at affordable costs to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

From time to time, we may experience temporary power shortages or circumstances bordering on power shortages due to factors beyond our control, such as extreme weather conditions. Such circumstances may lead to increased end-user complaints and greater public scrutiny, which may in turn require us to modify our capacity expansion plans, and if we were to substantially modify our capacity plans, this might result in additional capital expenditures and, as a result, have a material adverse effect on our results of operations, financial condition and cash flows.

Although the Government makes significant efforts to encourage conservation of electricity, including through public education campaigns, there is no assurance that such efforts will have the desired effect of substantially reducing the demand for electricity or improving efficient use thereof.

We are subject to various environmental regulations and related government initiatives, including in relation to climate change, which could cause significant compliance costs and operational liabilities.

We are subject to national, local and overseas environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide from our electricity generation activities as well as our natural resource development endeavors overseas. Our operations could expose us to the risk of substantial liability relating to environmental, health and safety issues, such as those resulting from the discharge of pollutants and carbon dioxide into the environment and the handling, storage and disposal of hazardous materials. We may be responsible for the investigation and remediation of environmental conditions at current or former operational sites. We may also be subject to related liabilities (including liabilities for environmental damage, third party property damage or personal injury) resulting from lawsuits brought by governments or private litigants. In the course of our operations, hazardous wastes may be generated, disposed of or treated at third party-owned or -operated sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites for any related liabilities, as well as for civil or criminal fines or penalties.

We intend to fully comply with our environmental obligations. However, our environmental measures, including the use of, or replacement with, environmentally friendly but more expensive parts and equipment and budgeting capital expenditures for the installation or modification of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation, replacement, modification and/or operation of such equipment and related liquidity requirement may depend on a variety of factors that are beyond our control. There is no assurance that we will continue to be in material compliance with legal or regulatory requirements or satisfy social norms and expectations in the future in relation to the environment, including in respect of climate change.

In recent years, partly driven by growing public awareness and sensitivity toward climate change and other environmental issues as well as in an effort to capture the economic and social potential associated with renewable energy and “new energy”—related industries (such as smart grids, energy storage systems and electrical vehicles, among others), the Government has introduced and implemented a number of new measures designed to reduce carbon emission, minimize environmental damage and spur related business opportunities. Some key examples of such Government initiatives pertinent to our and our generation subsidiaries’ operations as follows:

•

Carbon Emission Trading System and Related Emission Reduction Targets. In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a carbon emission trading system under which the Government will allocate the amount of permitted carbon emission to companies by industry and a company whose business emits more carbon than the permitted amount may purchase the right to emit more carbon through the carbon emission trading exchange. This system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government will set up and make a test run of the trading system to ensure its smooth operation; during this phase, the carbon emission rights will be allocated without charge. During the second phase (2018 to 2020), the system will be applied to a limited scope of industries and companies, where the carbon emission right will be allocated at a relatively low price, but not freely. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive carbon emission reduction targets. As part of the implementation of this trading system, we are obligated to reduce, on a consolidated basis, approximately 200 million tons of carbon emissions, amounting to a 23.7% reduction, per year during the first phase of 2015 to 2017. The amount of required reduction for the second phase of 2018 to 2020 is expected to be determined in June 2017. Adhering to such emission reduction requirement is expected to result in our incurring significant compliance costs.

•

Regulation of Decrepit Coal-Fired Generation Units. According to a plan announced in July 2016 by the Ministry of Trade, Industry and Energy in relation to coal-fired electricity generation units, 10 of our coal generation units that are 30 years or older will be required to be shut down or convert to another fuel use, 43 of our such units that are less than 30 years old will be subject to retrofitting and overall replacement of environmental facilities, and 20 of our such units currently under construction will be subject to more rigorous emission standards. In addition, the Government indicated that it would not allow any new construction of additional coal-fired generation units after 2019, which means that LNG is likely to be used more in the future as the substitute for coal, and since LNG is a more expensive fuel source than fuel, this regulation is expected to drive up the average cost of generating electricity. Compliance with such measures is expected to result in our incurring significant costs.

•

Coal Consumption Tax. In January 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Strategy and Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2017, which involved an increase of the unit tax rate for coal by Won 6 across the board, the base tax rate (which is subject to certain adjustments) is Won 30 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The currently applicable tax rate for bituminous coal is Won 27 per kilogram for net heat generation of less than 5,000 kilocalories, Won 30 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 33 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the currently applicable tax rate for LNG is Won 60 per kilogram. Since bituminous coal currently represents the largest fuel type for our electricity generation, accounting for approximately 45.9% of our entire fuel requirements in 2016 in terms of electricity output, we expect the coal consumption tax thereon will result in an increase of our overall fuel costs.

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 3.0% in 2015 and 3.5% in 2016 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2015, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2016 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2016 or for subsequent years, such generation subsidiary may become subject to fines.

•

New Energy Industry Fund. In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by government-affiliated energy companies. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small- to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector. The total size of these funds was US$1 trillion as of December 31, 2016; these funds were funded from our budget for new energy industry projects, which totaled US$6.4 trillion in 2016 and were expended in research and development, efficiency improvements and educational solar power projects, among others. Our budget for new energy industry projects in 2017 amounts to US$5.6 trillion, of which US$1 trillion has been earmarked for potential additional commitments to the New Energy Industry Fund.

•

Environmental and safety considerations in electricity supply and demand planning. In March 2017, the Electricity Business Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. However, to-date, no specific guidelines have been provided by the Government as to how to implement this provision, and it is therefore difficult to assess in advance what impact such provision will have on our business, results of operations or financial condition.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely involve significant costs and resources on our part. We and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance. We expect that the additional costs associated with implementing and operating these programs and otherwise complying with these programs will be covered by a corresponding increase in electricity tariff. However, there is no assurance that, particularly given the wide-ranging policy priorities for the Government, it will in fact raise the electricity tariff to a level sufficient to fully cover such additional costs, do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

See Item 4.B. “Business Overview—Environmental Programs.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2014, 2015 and 2016, our capital expenditures in relation to the foregoing amounted to Won 16,629 billion, Won 15,750 billion and Won 13,950 billion, respectively, and our budgeted capital expenditures for 2017, 2018 and 2019 amount to Won 14,889 billion, Won 15,860 billion and Won 16,071 billion, respectively.

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

In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Government and as approved by the Public Agencies Operating Committee, set target debt-to-equity levels and undertaken various programs to reduce debt and improve the overall financial health by the end of 2017. For further information, see Item 4.B. “Business Overview—Debt Reduction Program and Related Activities.” Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level contemplated by the Government or to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies from time to time. Even slight depreciation of Won against U.S. dollar and other foreign currencies may result in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2016, approximately 23.1% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions, was denominated in foreign currencies, principally U.S. dollars. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

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

As part of our business strategy, we may also seek, evaluate or engage in potential acquisitions, joint ventures, strategic alliances, restructurings, combinations, rationalizations, divestments or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than what we originally anticipated. In addition, we regularly review the profitability and growth potential of our existing and new businesses. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new or existing ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent originally anticipated, and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

We plan to pursue overseas expansion opportunities that may subject us to different or greater risks than those associated with our domestic operations.

While our operations have, to-date, been primarily based in Korea, we and our generation subsidiaries may expand, on a selective and opportunistic basis, overseas operations in the future. In particular, we and our generation subsidiaries may further diversify the geographic focus of our operations from Asia to the rest of the world, including the resource-rich Middle East, Australia and Africa, as well as expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants and (primarily through our generation subsidiaries) mining and development of fuel sources.

Overseas operations often involve risks that are different from those we face in our domestic operations, including the following:

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

Furthermore, while we seek to enter into overseas business opportunities in a prudent manner, some of our new international business ventures, such as mining and resource exploration, carry inherent risks that are different from our traditional business of electricity power generation, transmission and distribution. While the overseas businesses in the aggregate currently do not comprise a material portion of our overall business, as we are relatively inexperienced in these new types of overseas businesses, the actual revenues and profitability from, and investments and expenditures into, such ventures may be substantially different from what we plan or anticipate and may have a material adverse impact on our overall business, results of operations, financial condition and cash flows.

An increase in electricity generated by and/or sourced from private power producers may erode our market position and hurt our business, growth prospects, revenues and profitability.

As of December 31, 2016, we and our generation subsidiaries owned approximately 74.7% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 19.3% of total power generation in 2016 and 25.3% of total generation capacity as of December 31, 2016. As of December 31, 2016, there were 17 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Seventh Basic Plan announced in July 2015 as subsequently amended, eight coal-fired units with aggregate generation capacity of 7,420 megawatts are scheduled to be completed between 2017 and 2022, currently with no further plans for construction of coal-fired power plants by independent power producers beyond 2022. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2017, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

Our market dominance in the electricity distribution in Korea also may face potential erosion in light of the recent Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced by the Government in June 2016. This proposal contemplates a gradual opening of the electricity trading market to the private sector although no detailed roadmap has been provided for such opening. It is currently premature to predict to what extent, or in what direction, the liberalization of the electricity trading market will happen. Nonetheless, any significant liberalization of the electricity trading market may result in substantial reduction of our market share in electricity distribution in Korea, which would have a material adverse effect on our business, results of operation and cash flows.

See also Item 4.B. “Business Overview—Competition.”

Labor unrest may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2016, approximately 69.5% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons. For example, the Government is currently contemplating a public offering of minority stakes in our six generation subsidiaries and KEPCO KDN, subject to prevailing market conditions and public policy considerations. In addition, in 2016, we and our generation subsidiaries expanded the scope of employees who will be subject to a performance pay system, under which a greater portion of their annual compensation will vary with performance level, rather than be fixed in advance. At some of our generation subsidiaries, these changes were made without union approval, and there is ongoing litigation to nullify these changes. If this issue is not resolved favorably to the employees affected by the recent changes to the compensation system, this could potentially result in some labor unrest. We cannot assure you that any incident of labor unrest will not lead to a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries, which may adversely affect our business and results of operations.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 25 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 30.0% of electricity generated in Korea in 2016. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

From time to time, our nuclear generation units may experience unexpected shutdowns. For example, following an earthquake in the vicinity in September 2016, four nuclear generation units at the Wolsong site were shut down for approximately three months as part of a preventive and safety assurance program although these units were not directly affected by the earthquake. Any prolonged or substantial breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial condition and results of operations.

In addition, heightened concerns regarding the safety of operating nuclear generation units could impede with our ability to operating them for an extended period of time or at all. For example, the nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the Nuclear Safety and Security Commission (“NSSC”) evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group has filed an injunction to suspend the operation of the Wolsong #1 unit. KHNP, which currently is operating the unit pursuant to the NSSC initial decision, has joined this lawsuit. We cannot assure you whether the courts will ultimately rule to grant the extension of life for Wolsong #1. There are seven other nuclear generation units whose life under their initial operating license will expire in the next ten years, or by 2027. Thus, if the courts were to ultimately rule against the extension of life for Wolsong #1, we may find it more difficult to have the life of other nuclear units extended as well. The failure to extend the life of these units would result in a loss of revenues from such units and the increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. Furthermore, in September 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. This case is currently pending at the Seoul Administrative Court. If the courts were to ultimately rule against the construction of these new nuclear units, we will similarly experience a loss of revenues and an increase in fuel costs), which could adversely affect our results of operation and financial condition.

In order to prevent damages to the nuclear facilities such as a result of the tsunami and earthquake in March 2011 in Japan, KHNP prepared a comprehensive safety improvement plan including, but are not limited to, installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. All follow-up measures were finalized in December 2015. However, there is no assurance that a similar or worse natural disaster may require the adoption and implementation of additional safety measures, which may be costly and have a material adverse impact on our financial condition and results of operations.

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

Our risk management policies and procedures may not be fully effective at all times.

In the course of our operations, we must manage a number of risks, such as regulatory risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated, such as natural disasters or employee misconduct. For example, in May 2013, the Nuclear Safety and Security Commission (“NSSC”) of Korea discovered that certain parts used in several of our then-operating nuclear generation units had been supplied based on forged testing results. This discovery led to full internal investigation and investigation by the Prosecutor’s Office, which in turn led to prosecutions and convictions of several current and former employees of KHNP on related and separate bribery charges, as well as termination of the then-president of KHNP as part of a broad disciplinary action. The incident also led to suspended operation of the related nuclear generation units for several months pending safety inspection. A similar incident involving forged testing results and bribery occurred also in November 2012. We and KHNP have fully cooperated with the authorities in terms of investigations as well as remedial and preventive measures, including enhanced internal compliance policies and procedures. We also believe we and our subsidiaries are in compliance in all material respects with internal compliance policies and procedures and all other additional safety measures initiated internally or required by regulatory and governmental agencies. However, we cannot assure you that, despite all precautionary and reform measures undertaken by us, these measures will prove to be fully effective at all times against all the risks we face or that an incident that that could cause harm to our reputation and operation will not happen in the future, including due to factors beyond our control.

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

In addition, our non-nuclear generation subsidiaries carry insurance covering certain risks, including fire, in respect of their key assets, including buildings and equipment located at their respective power plants, construction-in-progress and imported fuel and procurement in transit. Such insurance and indemnity, however, cover only a portion of the assets that these generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants. In addition, unlike us, our generation subsidiaries are not permitted to self-insure, and accordingly have not self-insured, against risks of their uninsured assets or business. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is uninsured.

In addition, because neither we nor our non-nuclear generation subsidiaries carry any insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4.B. “Business Overview—Insurance.”

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2016, the last day on which our shareholders’ registry was closed, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2016, 30 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 198 billion, for which our subsidiaries set aside an aggregate amount of Won 179 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings. In such cases, it would adversely affect our results of operations. See Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.

We are subject to cyber security risk.

Recently, our activities have been subject to an increasing risk of cyber-attacks, the nature of which is continually evolving. For example, in December 2014, KHNP became subject to a cyber terror incident. According to the findings of the Prosecutor’s Office announced in March 2015, hackers suspected to be affiliated with North Korean authorities stole and distributed a mock blueprint for a hypothetical nuclear unit that had been devised for educational purposes, hacked into the computer network of former KHNP employees and threatened to shut down certain of KHNP’s nuclear plants. The hacking incident did not jeopardize our nuclear operation in any material respect and none of the stolen information was material to our nuclear operation or the national nuclear policy. In response to such incident, we and our subsidiaries have further bolstered anti-hacking and other preventive and remedial measures in relation to potential cyber terror. However, there is no assurance that a similar or more serious hacking or other forms of cyber terror will not happen with respect to us and our generation subsidiaries, which could have a material adverse impact on our business, financial condition and results of operations.

We engage in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations (which we refer to as the OFAC sanctions) that impose restrictions upon activities or transactions within U.S. jurisdiction with certain countries, governments, entities and individuals that are the subject of OFAC sanctions, including Iran. Even though non-U.S. persons generally are not directly bound by the OFAC sanctions, in recent years the OFAC has asserted that such non-U.S. persons can be held liable on various legal theories if they engage in transactions completed in part in the United States or by U.S. persons (such as, for example, wiring an international payment that clears through a bank branch in New York). The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations, including Iran. The United Nations Security Council and other governmental entities also impose similar sanctions.

In addition to the OFAC sanctions described above, the United States also maintains indirect sanctions under authority of, among others, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or the NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, various Executive Orders, and the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA. These indirect sanctions, which we refer to collectively as U.S. secondary sanctions, provide authority for the imposition of U.S. sanctions on foreign parties that provide services in support of certain Iranian activities in the energy, shipping and military sectors, among others.

On July 14, 2015, the so-called “P5+1” powers (consisting of the United States, the United Kingdom, Germany, France, Russia, and China) and the European Union, or the EU, entered into an agreement with Iran known as the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA. The JCPOA is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons. Upon implementation of the JCPOA on January 16, 2016 the United States, the EU, and the UN suspended certain nuclear-related sanctions against Iran following an announcement by the International Atomic Energy Agency that Iran had fulfilled its initial obligations under the JCPOA.

The U.S. secondary sanctions that were suspended on January 16, 2016 have not been repealed. Rather, certain waivers of statutory provisions were put into place, certain Presidential Executive Orders were revoked, and certain persons were removed from the relevant U.S. denied parties lists. Under the JCPOA, sanctions may be re-imposed if the United States or any other member of the P5+1 or the EU invokes provisions of the JCPOA for the re-imposition of sanctions. Additionally, the United States, the EU, or the UN may impose new sanctions against Iran or against persons conducting business in Iran even while the JCPOA remains in force.

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on companies that engage in sanctionable activities within the scope of U.S. secondary sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company pursuant to CISADA.

In Iran, we are currently engaged in limited business activities, none of which has progressed beyond the early development stage. Our activities in Iran are managed by a representative office located in Tehran, Iran. None of our activities in Iran involve U.S. persons or our U.S. affiliates. Our counterparties in the projects described below are Iranian governmental entities or Iranian state-owned enterprises.

Since all of our activities in Iran are at the early development stage, we have not realized any revenue or profit from such activities. We also have not to-date made any investments in Iran, other than incur expenses to run our representative office in Tehran in the ordinary course of business.

A summary of our current projects in Iran follows.

•

We have entered into a cooperation agreement with Tavanir, an Iranian state-owned electricity provider, under which we would carry out a pilot “advanced metering infrastructure (AMI)” project. AMI enables checking the electricity usage amount remotely. The project is being conducted in Pak Dasht City and Hormuz Island, Iran. This project involves installing over approximately 2,500 smart meters. The development and production of AMI equipment and materials are complete, and we have obtained permission from the Ministry of Trade, Energy and Industry of Korea to export the equipment. We currently plan to ship the AMI equipment and materials to Iran during April 2017, install them in May 2017, and complete the project by July 2017.

•

We are in the process of negotiating various agreements with Tavanir under which we would provide consulting services relating to (i) improvement of Iran’s electricity demand through load management, efficiency improvement and tariff system improvement, (ii) formation of a roadmap for intelligent electricity transmission system in Iran by improving transmission reliability and implementing automation, (iii) reduction of electricity loss during transmission in the electricity system of Iran, (iv) development of a clean development mechanism (CDM) for the recovery and recycling of the sulfur hexafluoride gas in Iran for purposes of carbon emission reduction, and (v) modeling the installation of energy storage systems in Iran. Funding for the last project will be provided by the Ministry of Trade, Industry and Energy of Korea under its Official Development Aid program.

•

We have participated in a feasibility study of the proposed adoption by Tavanir of a 765 kV electricity transmission network. Our task involved reviewing Tavanir’s feasibility report. A final report summarizing our review of the feasibility report and a technical review of the transmission network was submitted in February 2017.

•	We are in the process of negotiating a contract with Thermal Power Plant Holding Company of Iran under which we would build and operate combined cycle power plants at Zanjan and Neyzar, Iran.

•	We have submitted a draft proposal to the Iran Energy Efficiency Organization under which we would provide consulting services in relation to AMI security in Iran.

•	We are in the process of conducting a feasibility study for a solar power project in Iran.

•

Our wholly-owned subsidiary, Korea Western Power, is currently pursuing a “build, operate and transfer” project relating to a 500 megawatts combined cycle power plant in Sirjan, Kerman in Iran, through a consortium with Daewoo E&C, a Korean construction company, and Gohar Energy, an Iranian energy company. The consortium is currently conducting a feasibility study.

•

Korea Electric Power Research Institute, which is operated by us, has entered into cooperation agreements with Iran’s Niroo Research Institute regarding various joint research and development efforts relating to power plants and renewable energy.

We also discontinued the following projects in Iran after feasibility studies: (i) a pilot project to replace aged transformers (30 years or older) in Teheran in cooperation with Tavanir, and (ii) a pilot project for installation, in cooperation with Tavanir, of a remote control system for air conditioning in public institutions in Teheran. We also withdrew from a proposed project sponsored by Thermal Power Plant Holding Company for the rehabilitation, operation, maintenance, and management of the Bandar-Abbas power plant in Homorzgan, Dogerdan due to unavailability of financing.

We have internal policies and procedures, as well as a monitoring system, which are designed to prevent and detect violations of applicable laws, including applicable sanctions laws. We do not believe that our current activities relating to Iran violate OFAC sanctions or are sanctionable under U.S. secondary sanctions, and in any event, we believe we are in compliance with applicable sanctions laws. As noted above, for the pilot AMI project, we are in the process of exporting a limited amount of U.S.-origin goods to Iran. We believe we are not in violation of any laws concerning re-exports of U.S.-origin goods to Iran. Moreover, to the extent our activities were sanctionable under those U.S. secondary sanctions programs that were lifted pursuant to the JCPOA, U.S. authorities have indicated that sanctions will not be imposed pursuant to the suspended U.S. secondary sanctions.

Nevertheless, there can be no assurances that the relevant relief will continue to be available in the future, and even if it does, there is no guarantee that our activities relating to Iran will not be found to violate the OFAC sanctions or involve sanctionable activities under U.S. secondary sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. Laws related to Iran sanctions are complex, dynamic, and subject to evolving interpretations by the regulatory authorities. The re-imposition or “snap-back” of U.S. sanctions pursuant to the JCPOA could also occur, and the scope of re-imposed sanctions would be determined at that time, although sanctions would not be retroactively applied to activities properly engaged in while sanctions relief was in effect.

Violations of sanctions can result in penalties or other consequences adverse to us. Certain of our counterparties may be subjected to sanctions. If we violate the sanctions we may ourselves be subjected to sanctions or penalties. Our business and results of operations may be adversely affected or we may suffer reputational damage. In addition, such sanctions may prevent us from consummating or continuing any of the projects we are currently pursuing in Iran, which could adversely affect our results of operations. Also, at any time, certain investors may divest their interests in our shares if we are found to have violated or are suspected of violating applicable sanctions law arising from our operation in a sanctioned country such as Iran.

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

More specifically, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•

increases in inflation levels, volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates, stock market prices and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise, including as a result of increased uncertainty in the wake of a referendum in the United Kingdom in June 2016 that voted in favor of exiting from the European Union, commonly known as “Brexit”;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse developments in the economies of countries and regions to which Korea exports goods and services (such as the United States, Europe, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy, including potentially as a result of the Brexit;

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

•

political uncertainty, including as a result of increasing strife among or within political parties in Korea, and political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making to the detriment of Korean economy, as well as the upcoming special presidential election in May 2017 following the impeachment and indictment of the most recent president following a series of scandals and social unrest, which also involved the investigation of several leading Korean conglomerates and arrest of their leaders on charges of bribery and other possible misconduct;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, including as a result of any potential renegotiation of free trade agreements, or the ongoing tension between Korean and China in relation to the decision to allow deployment by the United States of the Terminal High Altitude Defense system known as “THAAD” in Korea;

•	increases in social expenditures to support the aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•

any other development that has a material adverse effect in the global economy, such as an act of war, the spread of terrorism or a breakout of an epidemic such as SARS, avian flu, swine flu, Middle East Respiratory Syndrome, ebola or Zika virus, or natural disasters, earthquakes and tsunamis and the related disruptions in the relevant economies with global repercussions;

•

hostilities involving oil-producing countries in the Middle East and elsewhere and any material disruption in the supply of oil or a material increase in the price of oil resulting from such hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities in the Korean peninsula or between North Korea and the United States.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operations.

Political and societal unrest surrounding the impeachment of a former president and an upcoming special presidential election could adversely affect the Korean economy and our business.

In November 2016, the Korean prosecutor’s office indicted a confidant of President Park Geun-hye who had allegedly used her ties with the President to extort donations from Korean business groups for personal benefit, as well as a number of current and former presidential aides, on charges of, among others, abuse of power, coercion and leaking classified documents. On December 9, 2016, the National Assembly voted in favor of impeaching President Park for a number of alleged constitutional and criminal violations. President Park was suspended from power immediately, with the prime minister simultaneously taking over the role of acting President. On March 10, 2017, the Constitutional Court unanimously upheld the parliamentary vote to impeach President Park on grounds, among others, of abuse of power and failure to uphold the Constitution, which triggered her immediate dismissal. On March 31, 2017, the Seoul Central District Court issued an arrest warrant for former President Park in connection with such investigation. In connection with its investigation of former President Park, the special independent prosecutor also conducted related investigations of several large Korean business groups and members of their senior management for bribery, embezzlement and other possible misconduct, which the Korean prosecutor’s office has continued following the end of the special independent prosecutor’s term. These developments lead to mass rallies across Korea between those in support of former President Park and those against.

A special election to elect a new President is scheduled to be held on May 9, 2017. It is presently unclear who will be elected as the new president and what policies the new administration will pursue, including those that may affect the energy industry and our business.

Therefore, we cannot assure you that the events described above will not have a material adverse effect on the Korean economy and our business, financial condition and results of operations.

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

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•	In March 2017, North Korea launched four mid-range missiles, which landed off the east coast of the Korean peninsula.

•

On September 9, 2016, North Korea conducted its fifth nuclear test, which has been the largest in scale among North Korea’s nuclear tests thus far. According to North Korean announcements, the test was successful in detonating a nuclear missile. The test created a sizable earthquake in South Korea. In response, in February 2017 the U.N. Security Council adopted Resolution 2321 (2016) against North Korea, the purpose of which is to strengthen its sanctions regime against North Korea and to condemn North Korea’s September 9, 2016 nuclear test in the strongest terms.

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

•

On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to be a cover for testing a long-range missile capable of carrying a nuclear warhead. On February 18, 2016, the President of the United States signed into law mandatory sanctions on North Korea to punish it for its recent nuclear and missile tests, human rights violations and cybercrimes. The bill, which marks the first measure by the United States to exclusively target North Korea, is intended to seize the assets of anyone engaging in business related to North Korea’s weapons program, and authorizes US$50 million over five years to transmit radio broadcasts into the country and support humanitarian assistance projects. On March 2, 2016, the United Nations Security Council voted unanimously to adopt a resolution to impose sanctions against North Korea, which include inspection of all cargo going to and from North Korea, a ban on all weapons trade and the expulsion of North Korean diplomats who engage in “illicit activities.” Also, on March 4, 2016, the European Union announced that it would expand its sanctions on North Korea, adding additional companies and individuals to its list of sanction targets. On April 1, 2016, North Korea fired a short-range surface-to-air missile in apparent protest of these sanctions adopted by the United States and the United Nations Security Council.

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

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea.

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the

United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and will continue to be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002, as amended. However, foreign private issuers, including us, are exempt from certain corporate governance standards required under the Sarbanes-Oxley Act or the rules of the New York Stock Exchange. We and our generation subsidiaries are also subject to a number of special laws and regulations to Government-controlled entities, including the Act on the Management of Public Institutions. For a description of significant differences in corporate governance standards, see Item 16.G. “Corporate Governance.” There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

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

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the depositary bank’s custodian in Korea and obtain American depositary shares, and holders of American depositary shares may surrender American depositary shares to the depositary bank and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of shares deposited by us for the issuance of American depositary shares (including deposits in connection with the initial and all subsequent offerings of American depositary shares and stock dividends or other distributions related to these American depositary shares) and (ii) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We have consented to the deposit of outstanding shares of common stock as long as the number of American depositary shares outstanding at any time does not exceed 80,153,810 shares. As a result, if you surrender American depositary shares and withdraw shares of common stock, you may not be able to deposit the shares again to obtain American depositary shares.

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

Item 4.A. History and Development of the Company

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation (“KEPCO”) Act as the successor to Korea Electric Company. Our registered office is located at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea, and our telephone number is 82-61-345-4213. Our website address is www.kepco.co.kr.

Our agent in the United States is Korea Electric Power Corporation, North America Office, located at 7th Floor, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2016, the last day on which our shareholders registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

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

We operate under the general supervision of the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy, in consultation with the Ministry of Strategy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Trade, Industry and Energy, the Ministry of Strategy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4.B. “Business Overview—Regulation.” Our non-standing directors, who comprise a majority of our board of directors, must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee (which is established by law and chaired by the minister of the Ministry of Strategy and Finance and whose members consist of Government officials and others appointed by the President of the Republic based on recommendation by the minister of the Ministry of Strategy and Finance) from a pool of candidates recommended by the director nomination committee and an approval at the general meeting of shareholders. Our president and standing directors who concurrently serve as members of our audit committee must be appointed by the President of the Republic upon the motion of the minister of the Ministry of Trade, Industry and Energy (in the case of our president) and the minister of the Ministry of Strategy and Finance (in the case of our standing directors who concurrently serve as members of the audit committee) and following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6.A. “Directors and Senior Management—Board of Directors” and Item 16.G. “Corporate Governance—The Act on the Management of Public Institutions”)

Item 4.B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2016, we and our generation subsidiaries owned approximately 74.7% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2016, we sold to our customers approximately 497,039 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 508,879 gigawatt-hours of electricity we purchased in 2016, 31.2% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 50.3% was generated by our wholly-owned five non-nuclear generation subsidiaries and 18.5% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2016, we had sales of Won 59,763 billion and net profit of Won 7,148 billion, compared to sales of Won 58,582 billion and net profit of Won 13,416 billion in 2015 .

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 1.6% per annum from 2012 to 2016, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 3.0% during the same period, according to the Bank of Korea. During 2016, the GDP growth rate was 2.8%, which was in tandem with the growth in demand for electricity in Korea during the same year, which also grew by 2.8%.

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

•

Strengthen competitiveness in our core operations. We plan to enhance efficiency of our electricity generation, transmission and distribution networks and operation of related facilities. We will strategically focus on ensuring stable supply of electricity, making our electricity networks “smarter” and more intelligent through the use of advanced technology utilizing big data and the “Internet of Things” technology and creating new energy services related to our core operations in order to address changes in the business environment.

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

•

Create a platform for future growth. We plan to develop an ecosystem focused on new energy technologies. We have established Bitgaram Energy Valley in Naju with the goal of facilitating the growth of the new energy industry and creating a global energy hub. In addition, we have selected ten core electricity-related technologies (including energy storage systems and “smart grid”-related technologies), and we plan to focus on the development of high value-added technologies.

•

Strengthen our management system for sustainable growth. We will continue to develop an innovative working culture and management system to promote efficiency. We will also focus on creating a low-carbon clean energy business environment, fostering a common set of shared values with local communities and developing a sustainable energy business model.

Recent Developments

Proposal for Adjustment of Functions of Public Institutions (Energy Sector)

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination; (ii) KHNP should take a greater role in export of nuclear technology; and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, pursuant to this Proposal, we are considering a sale in the public market of a minority of our shares in our five non-nuclear generation subsidiaries, KEPCO KDN and KHNP gradually and in that order, subject to prevailing market conditions and other policy considerations. Accordingly, we are currently taking steps in preparation of a potential sale of a minority of our shares in KOSEP and EWP through public offerings by the end of 2017, but whether and when such sale would occur will be subject to prevailing market conditions and considerations of public policy. In any event, we plan to maintain a controlling stake in each of these subsidiaries.

Amendments to the Electricity Business Act

In March 2017, the Electricity Business Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. However, to-date, no specific guidelines have been provided by the Government as to how to implement this provision, and it is therefore difficult to assess in advance what impact such provision will have on our business, results of operations or financial condition.

Carbon Emission Trading System and Related Emission Reduction Targets

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a carbon emission trading system under which the Government will allocate the amount of permitted carbon emission to companies by industry and a company whose business emits more carbon than the permitted amount may purchase the right to emit more carbon through the carbon emission trading exchange. This system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government will set up and make a test run of the trading system to ensure its smooth operation; during this phase, the carbon emission rights will be allocated without charge. During the second phase (2018 to 2020), the system will be applied to a limited scope of industries and companies, where the carbon emission right will be allocated at a relatively low price, but not freely. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive carbon emission reduction targets. As part of the implementation of this trading system, we are obligated to reduce, on a consolidated basis, approximately 200 million tons of carbon emissions, amounting to a 23.7% reduction, per year during the first phase of 2015 to 2017. The amount of required reduction for the second phase of 2018 to 2020 is expected to be determined in June 2017. Adhering to such emission reduction requirement is expected to result in our incurring significant compliance costs.

Regulations of Decrepit Coal-Fired Generation Units

According to a plan announced in July 2016 by the Ministry of Trade, Industry and Energy in relation to coal-fired electricity generation units, 10 of our coal generation units that are 30 years or older will be required to be shut down or convert to another fuel use, 43 of our such units that are less than 30 years old will be subject to retrofitting and overall replacement of environmental facilities, and 20 of our such units currently under construction will be subject to more rigorous emission standards. In addition, the Government indicated that it would not allow any new construction of additional coal-fired generation units after 2019, which means that LNG is likely to be used more in the future as the substitute for coal, and since LNG is a more expensive fuel source than fuel, this regulation is expected to drive up the average cost of generating electricity. Compliance with such measures is expected to result in our incurring significant costs.

New Energy Industry Fund

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by government-affiliated energy companies. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small- to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector. The total size of these funds was US$1 trillion as of December 31, 2016; these funds were funded from our budget for new energy industry projects, which totaled US$6.4 trillion in 2016 and were expended in research and development, efficiency improvements and educational solar power projects, among others. Our budget for new energy industry projects in 2017 amounts to US$5.6 trillion, of which US$1 trillion has been earmarked for potential additional commitments to the New Energy Industry Fund.

Suspension of the Vesting Contract System

In June 2016, the Government announced that, due to changes in the electricity business environment (including an increase in generation capacity relative to peak usage, reduced fuel costs following a decline in oil prices and greater environmental concerns related to coal-fired electricity generation), any further rollout of the vesting contract system beyond the relatively minor market of by-product gas-based electricity would be suspended indefinitely and the electricity pricing adjustment mechanism will revert to the adjusted coefficient-based system. The vesting contract system had previously been introduced in May 2014 to provide an alternative mechanism for determining the price and quantity of electricity to be sold and purchased between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). Under the vesting contract system, electricity generators using base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit were to be required to enter into a contract with the purchaser of electricity (namely, us), which specifies, among other things, the quantity of electricity to be generated and sold at a particular generation unit and the price at which such electricity is sold, subject to certain adjustments. As a result of this suspension, we expect that the existing electricity pricing adjustment mechanism by way of adjusted coefficients will stay for the foreseeable future. See Item 4.B. “Business—Purchase of Electricity—Vesting Contract System.”

Changes to the Computation of Capacity Price

In October 2016, the Cost Evaluation Committee slightly modified the way capacity price (which is paid to generation units primarily to cover their fixed construction and maintenance costs) is determined, including by varying the reference capacity price based on the start year of commercial operation for each generation unit and by introducing the concept of transmission loss and carbon emission amounts in determining the capacity price. For more details, see “—Purchase of Electricity—Cost-based Pool System—Capacity Price.”

Overseas Business

On April 4, 2016, we were selected as the preferred bidder and entered into a purchase and sale agreement with Cogentrix Solar Holdings, LLC on August 26, 2016 to acquire the entire interest in a photovoltaic power plant with an aggregate capacity of 30 megawatts located in Alamosa County, Colorado, through a consortium with the COPA fund, a corporate partnership fund established by local institutional investors including the National Pension Service. The transaction closed on April 12, 2017. we hold a 50.1% equity interest in the consortium. We plan to operate the power plant for 26 years from 2016 to 2042.

On October 10, 2016, a consortium comprised of us, Marubeni Corporation and four local entities, with equity interest in the consortium of 24.5%, 24.5% and 51.0%, respectively, was notified that it has been selected by the Republic of South Africa Department of Energy as the preferred bidder for the construction and operation project of a coal-fired power plant in the Republic of South Africa. Once negotiations and financing arrangements are completed, the construction of the coal-fired power plant is expected to commence. The plant is expected to have an aggregate capacity of 630 megawatts, and construction is expected to take 52 months beginning in September 2017. The consortium plans to participate in the operation of the plant for a period of 30 years ending 2052. The total cost of the project is estimated to be around US$2.14 billion, of which our total capital investment is expected to be approximately US$133 million. In connection with the project, we plan to establish a holding company and a project company in the Republic of South Africa.

On October 20, 2016, we entered into an investment agreement with Emirates Nuclear Energy Corporation (“ENEC”) to jointly establish Barakah One PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, United Arab Emirates. Barakah One PJSC will be capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have a 18% equity interest in Barakah One PJSC, which will oversee the project. We also have an 18% equity interest in Nawah Energy, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant.

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

Phase I

During Phase I, which served as a preparatory stage for Phase II and lasted from the announcement of the Restructuring Plan in January 1999 until April 2001, we undertook steps to split our generation business units off into one wholly-owned nuclear generation subsidiary (namely, KHNP) and five wholly-owned non-nuclear generation subsidiaries (namely, KOSEP, KOMIPO, KOWEPO, KOSPO and EWP), each with its own management structure, assets and liabilities. These steps were completed upon approval at our shareholders’ meeting in April 2001.

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

While our ownership percentage of our generation subsidiaries will depend on further adjustments to the Restructuring Plan to be adopted by the Government, we plan to retain 100% ownership of our transmission and distribution business.

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

Privatization of Generation Subsidiaries

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

In accordance with the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced by the Government in June 2016, we are considering a sale in the public market of a minority of our shares in our five non-nuclear generation subsidiaries, KEPCO KDN and KHNP gradually and in that order, subject to prevailing market conditions and other policy considerations. Accordingly, we are currently taking steps in preparation of a potential sale of a minority of our shares in KOSEP and EWP through public offerings by the end of 2017, but whether and when such sale would occur will be subject to prevailing market conditions and considerations of public policy. In any event, we plan to maintain a controlling stake in each of these subsidiaries.

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

Initiatives to Improve the Structure of Electricity Generation

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for Improvement in the Structure of the Electric Power Industry in order to resolve uncertainty related to restructuring plans for the electric power industry and maintain competitiveness of the electric power industry. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises under the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel), (iii) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (iv) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (v) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future.

In January 2011, the Ministry of Strategy and Finance created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. The purpose of the joint cooperation unit was to give greater autonomy to the generation subsidiaries with regard to power plant construction and management and fuel procurements, and thereby enhance efficiency in operating power plants. The main functions of the joint cooperation unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels, (iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, among other things.

Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Team (which is established by the Public Agencies Operating Committee) conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. For further details of the impact of the designation of our generation subsidiaries as “market-oriented public enterprises,” see Item 16.G.—Corporate Governance—The Act on the Management of Public Institutions.

Proposal for Adjustment of Functions of Public Institutions (Energy Sector)

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, this Proposal contemplates selling a minority stake in our generation subsidiaries and KEPCO KDN as discussed above in “—Privatization of Generation Subsidiaries”.

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 17 (excluding renewable energy producers) as of December 31, 2016. We distribute electricity purchased through the Korea Power Exchange to end users.

Our Relationship with the Korea Power Exchange

The key features of our relationships with the Korea Power Exchange include the following: (i) we and our six generation subsidiaries are member corporations of the Korea Power Exchange and collectively own 100% of its share capital, (ii) three of the 11 members of the board of directors of the Korea Power Exchange are currently our or our subsidiaries’ employees, and (iii) one of our employees is currently a member in three of the key committees of the Korea Power Exchange that are responsible for evaluating the costs of producing electricity, making rules for the Korea Power Exchange and gathering and disclosing information relating to the Korean electricity market.

Notwithstanding the foregoing relationships, however, we do not have control over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Trade,

Industry and Energy, and are subject to a host of laws and regulations, including, among others, the Electricity Business Act and the Act on the Management of Public Institutions, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Trade, Industry and Energy, employees of the Korea Power Exchange, businesspersons and/or scholars), and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling in 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

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

Under the merit order system, the electricity purchase allocation, the system marginal price (as described below) and the final allocation adjustment are automatically determined based on an objective formula. The variable cost (including the adjusted coefficient as described below) and the capacity price are determined in advance of trading by the Cost Evaluation Committee, which is comprised of representatives from the Ministry of Trade, Industry and Energy, the Korea Power Exchange, us, generation companies, scholars and researchers. Accordingly, a supplier of electricity cannot exercise control over the merit order system or its operations to such supplier’s strategic advantage.

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

The price of electricity at which our generation subsidiaries sell electricity to us is determined using the following formula:

Variable cost + [System marginal price – Variable cost] * Adjusted coefficient

An adjusted coefficient applies in principle to all generation units operated by our generation subsidiaries and the coal-fired generation units operated by independent power producers. The adjusted coefficient applicable to the generation units operated by our generation subsidiaries is determined based on considerations of, among others, electricity tariff rates, the differential generation costs for different fuel types and the relative fair returns on investment in respect of us compared to our generation subsidiaries. The purpose of the adjusted coefficient here is to prevent electricity trading from resulting in undue imbalances as to the relative financial results among generation subsidiaries as well as between us (as the purchaser of electricity) and our generation subsidiaries (as sellers of electricity). Such imbalances may arise from excessive profit taking by base load generators (on account of their inherently cheaper fuel cost structure compared to non-base load generators) as well as from fluctuations in fuel prices (it being the case that during times of rapid and substantial rises in fuel costs which are not offset by corresponding rises in electricity tariff rates charged by us to end-users, on a non-consolidated basis our profitability will decline compared to that our generation subsidiaries since our generation subsidiaries are entitled to sell electricity to us at cost plus a guaranteed margin). In comparison, the adjusted coefficient applicable to the coal-fired generation units operated by independent power producers is determined to enable such independent power producers to recover the total costs of building and operating such units.

The adjusted coefficient applicable to our generation subsidiaries is currently set at the highest level for the marginal price of electricity generated using nuclear fuel, followed by coal and (depending the prevailing relative market prices) oil and/or LNG. The differentiated adjusted coefficients reflect the Government’s prevailing energy policy objectives and have the effect of setting priorities in the fuel types to be used in electricity generation.

The adjusted coefficient is determined by the Cost Evaluation Committee in principle on an annual basis, although in exceptional cases driven by external or structural factors such as rapid and substantial changes in fuel costs, adjustments to electricity tariff rates or changes in the electricity pricing structure, the adjusted coefficient may be adjusted on a quarterly basis.

Previously, it was contemplated that the vesting contract system would gradually replace the application of the adjusted coefficient. However, since the implementation of the vesting contract system has been suspended indefinitely, it is unlikely to impact the application of the adjusted coefficient in the foreseeable future.

Capacity Price

In addition to payment in respect of the variable cost of generating electricity, generation units receive payment in the form of capacity price, the purpose of which is to compensate them for the fixed costs of constructing generation facilities, provide incentives for construction of new generation units and maintain reliability of the nationwide electricity transmission network.

The capacity price is determined by the Cost Evaluation Committee as a function of the following factors: (i) reference capacity price, (ii) reserve capacity factor, (iii) time-of-the-day capacity coefficient and (iv) since October 2016, fuel switching factor. The reference capacity price and the time-of-the-day capacity coefficient are determined annually before the end of December for the subsequent 12-months period. The reserve capacity factor and the fuel switching factor are determined annually before the end of June for the subsequent 12-months period.

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Accordingly, the reference capacity price currently ranges from Won 9.15 to 10.07 per kilowatt hour.

The reserve capacity factor relates to the requirement to maintain a standard capacity reserve margin in the range of 15% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by failing to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by exceeding the standard capacity reserve margin receive reduced capacity price. Since October 2016, the reserve capacity factor also factors in the transmission loss per generation unit in order to favor transmission of electricity from a nearby generation unit.

The time-of-the-day capacity coefficient allows hourly and seasonal adjustments in order to incentivize our generation subsidiaries to operate their generation facilities at full capacity during periods of highest demand. For example, the capacity price paid differs depending on whether the relevant hour is an “on-peak” hour, a “mid-peak” hour or an “off-peak” hour (the capacity price being highest for the on-peak hours and lowest for the off-peak hours) and the capacity price paid is highest during the months of January, July and August when electricity usage is highest due to weather conditions.

The fuel switching factor, which was introduced in October 2016 to promote environmental sensitivities to climate change, seeks to encourage reduced carbon emission by penalizing generation units (mostly coal-fired units) for excessive carbon emission.

Other than subject to the aforementioned variations, the same capacity pricing mechanism applies to all generation units regardless of fuel types used.

Vesting Contract System

In May 2014, the Electricity Business Act was amended to introduce a “vesting contract” system in determining the price and quantity of electricity to be sold and purchased between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). Under the vesting contract system, electricity generators using base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit were to be required to enter into a contract with the purchaser of electricity (namely, us), which specifies, among other things, the quantity of electricity to be generated and sold at a particular generation unit and the price at which such electricity is sold, subject to certain adjustments.

The vesting contract system was introduced principally to prevent excessive profit-taking by low-cost producers of electricity using base load fuels (such as nuclear, coal, hydro and by-product gas) by replacing the adjusted coefficient as the basis for determining the guaranteed return to generation companies, as well as to enhance the stability of electricity supply by requiring long-term contractual arrangements for the purchase and sale of electricity and promote cost savings, productivity enhancements and operational efficiency by providing incentives and penalties depending on the degree to which the generation companies could supply electricity at costs below the contracted electricity prices.

In order to minimize undue shock to the electricity trading market in Korea, the vesting contract system was to be implemented in phases starting with by-product gas-based electricity in 2015, which accounted for 1.8% of electricity purchased by us during such year. The rollout of the vesting contract system was further studied by a task force consisting of representatives from the Government, the Korea Power Exchange and generation companies.

Following such study, the Government announced in June 2016 that, due to changes in the electricity business environment (including an increase in generation capacity relative to peak usage, reduced fuel costs following a decline in oil prices and greater environmental concerns related to coal-fired electricity generation), it will indefinitely suspend any further rollout of the vesting contract system beyond by-product gas-based electricity, and revert to the adjusted coefficient-based electricity pricing adjustment mechanism.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries and independent power producers in 2016 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	158,668	31.2	10,949	27.0	69.00
	KOSEP	67,721	13.3	4,847	12.0	71.58
	KOMIPO	42,896	8.4	3,621	8.9	84.42
	KOWEPO	48,380	9.5	4,141	10.2	85.60
	KOSPO	47,969	9.4	4,155	10.3	86.63
	EWP	49,260	9.7	4,169	10.3	84.62
	Others(1)	93,985	18.5	8,632	21.3	91.84

	Total	508,879	100.0	40,514	100.0	79.61

Energy Sources	Nuclear	154,175	30.3	10,489	25.9	68.03
	Bituminous coal	199,505	39.2	14,732	36.4	73.84
	Anthracite coal	7,071	1.4	626	1.5	88.57
	Oil	13,262	2.6	1,462	3.6	110.27
	LNG	989	0.2	113	0.3	114.54
	Combined-cycle	110,721	21.8	10,989	27.0	99.25
	Hydro	2,140	0.4	186	0.5	87.01
	Pumped-storage	3,617	0.7	385	1.0	106.35
	Others	17,399	3.4	1,532	3.8	88.05

	Total	508,879	100.0	40,514	100.0	79.61

Load	Base load	352,313	69.2	25,213	62.2	71.56
	Non-base load	156,566	30.8	15,301	37.8	97.72

	Total	508,897	100.0	40,514	100.0	79.61

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

Power Purchased from Independent Power Producers Under Power Purchase Agreements

In 2016, we purchased an aggregate of 9,719 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 5,481 megawatts as of December 31, 2016.

Power Generation

As of December 31, 2016, we and our generation subsidiaries had a total of 655 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 79,217 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2016 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	25	23,116	79.7
Thermal:
Coal(3)	58	30,546	86.5
Oil	11	2,950	50.4
LNG	1	250	16.7

Total thermal	70	33,746	82.5

Internal combustion	207	329	19.8
Combined-cycle(4)	93	16,018	33.0
Integrated gasification combined cycle(5)	2	346	11.9
Hydro	76	5,350	10.3
Wind	48	138	15.4
Solar	88	90	12.9
Fuel cell	16	39	67.5
Biogas	2	35	58.4
Others(6)	28	10	44.0

Total	655	79,217	65.5

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.
(3)	As for coal generation units for which construction was completed in the second half of 2016, the average capacity factors for these units reflect the period during which such units were in operation following the completion of construction. Such units (together with their respective installed capacities and construction completion dates are as follows: Dangjin #9 (1,020 megawatts, completed in July 2016), Dangjin # 10 (1,020 megawatts, completed in September 2016), Taean #9 (1,050 megawatts, completed in October 2016), Yeosu #1 (350 megawatts, completed in August 2016) and Samcheok Green #1 (1,022 megawatts, completed in December 2016).

(4)	Involves generation through coal and oil.
(5)	Involves generation through coal and gasified coal.
(6)	Includes waste-to-energy.

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

Our generation subsidiaries have constructed and operated thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to continue to add additional thermal and internal combustion units. These units generally take less time to complete construction than nuclear units.

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

	2012	2013	2014	2015	2016	% of 2016 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	150,327	138,784	156,407	164,762	161,995	30.0
Coal	199,330	201,119	203,765	207,533	207,912	38.4
Oil	13,553	13,941	6,838	8,822	13,055	2.4
LNG	3,453	3,526	568	222	369	0.1
Internal combustion	752	741	656	633	573	0.1
Combined-cycle	75,751	84,561	68,134	45,923	46,477	8.6
Hydro	5,140	5,679	5,976	4,424	4,835	0.9
Wind	127	155	148	181	186	0.1
Solar and fuel cells	83	251	422	420	908	0.1

Total generation by us and our generation subsidiaries	448,516	448,757	442,914	432,920	436,310	80.7

Electricity generated by IPPs:
Thermal	48,043	55,923	63,088	72,316	83,789	15.5
Hydro and other renewable	13,015	12,468	15,968	17,106	20,342	3.8

Total generation by IPPs	61,058	68,391	79,056	89,422	104,131	19.3

Gross generation	509,574	517,148	521,970	522,343	540,441	100.0
Auxiliary use(2)	20,154	20,463	20,610	21,293	21,605	4.0
Pumped-storage(3)	4,789	5,408	6,644	4,824	4,716	0.9

Total net generation(4)	484,631	491,277	494,716	496,226	514,120	95.1

Transmission and distribution losses(5)	17,292	18,019	18,270	18,063	18,475	3.6

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(5)	Transmission and distribution losses represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2012	2013	2014	2015	2016
	(Megawatts)
Total capacity	81,806	82,296	93,216	94,102	100,180
Peak load	75,987	76,522	80,154	78,790	85,183
Average load	58,012	59,035	59,586	60,284	61,694

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

KHNP owns and operates 25 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang (Hanbit) and Ulchin (Hanul), 51 hydroelectric generation units including 16 pumped storage hydro generation units as well as five solar generation units and one wind generation unit as of December 31, 2016.

The table below sets forth the number of units and installed capacity as of December 31, 2016 and the average capacity factor by types of generation units in 2016.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	25	23,116	79.7
Hydroelectric	51	5,306	9.58
Solar	5	16	13.5
Wind	1	1	6.7

Total	82	28,439

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Shin-Kori #3, with a 1,400 megawatt capacity, in December 2016. KHNP is currently building five additional nuclear generation units, three at the Shin-Kori and two at Shin-Hanul sites, each with a 1,400 megawatt capacity. KHNP expects to complete these units between 2017 and 2022. In addition, KHNP plans to build four additional nuclear units between 2017 and 2027, two at the Shin-Hanul sites, each with a 1,400 megawatt capacity, and two at the Chunji site, each with a 1,500 megawatt capacity. Under the Seventh Basic Plan, KHNP plans to build two additional nuclear units between 2028 and 2029, each with a 1,500 megawatt capacity, at sites which have yet to be determined. We plan to begin the decommissioning process of Kori #1 in June 2017.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2016.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity
	(Megawatts)
Kori-1	PWR	W	GEC, Hitachi, D	1978	587
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC, Hitachi	1985	950
Kori-4	PWR	W	GEC, Hitachi	1986	950
Shin-Kori-1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000
Shin-Kori-2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000
Shin-Kori-3	PWR	D, KEPCO E&C, W	D, GE	2016	1,400
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Shin-Wolsong-1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000
Shin-Wolsong-2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000
Hanbit-1	PWR	W	W, D	1986	950
Hanbit-2	PWR	W	W, D	1987	950
Hanbit-3	PWR	H, CE, K	H, GE	1995	1,000
Hanbit-4	PWR	H, CE, K	H, GE	1996	1,000
Hanbit-5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000
Hanbit-6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000
Hanul-1	PWR	F	A	1988	950
Hanul-2	PWR	F	A	1989	950
Hanul-3	PWR	H, CE, K	H, GE	1998	1,000
Hanul-4	PWR	H, CE, K	H, GE	1999	1,000
Hanul-5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000
Hanul-6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000

Total nuclear					23,116

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries; “K” means Korea Atomic Energy Research Institute; “KEPCO E&C” means KEPCO Engineering & Construction.
(3)	“GEC” means General Electric Company (U.K.); “P” means Parsons (Canada and U.K.); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alstom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi Ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2016 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1	89.5	8.5
Kori-2	66.9	8.9
Kori-3	100.2	7.0
Kori-4	87.8	7.5
Shin-Kori-1	99.6	5.8
Shin-Kori-2	75.9	5.8
Shin-Kori-3	102.4	6.2
Wolsong-1	53.3	10.8
Wolsong-2	74.4	9.8
Wolsong-3	70.9	10.9
Wolsong-4	75.8	9.8
Shin-Wolsong-1	84.7	5.7
Shin-Wolsong-2	82.9	6.7
Hanbit-1	73.4	8.3
Hanbit -2	34.1	6.7
Hanbit -3	79.8	7.3
Hanbit -4	99.6	6.9
Hanbit -5	99.2	6.0
Hanbit -6	86.8	6.6
Hanul-1	81.2	6.9
Hanul-2	86.6	6.9
Hanul-3	52.7	7.8
Hanul-4	60.7	5.8
Hanul-5	78.4	6.7
Hanul-6	100.2	6.4

Total nuclear	79.7	7.2

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement and maintenance was 75.9 days per unit in 2016. In addition, KHNP’s nuclear units experienced an average of 0.2 unplanned shutdowns per unit in 2016. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2016 and the average capacity factor in 2016.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	13.7
Chuncheon	2	Dam	1965	62.3	15.8
Euiam	2	Dam	1967	48.0	23.5
Cheongpyung	4	Dam	1943	140.1	16.1
Paldang	4	Dam	1973	120.0	25.0
Seomjingang	3	Basin deviation	1945	34.8	17.7
Boseonggang	2	Basin deviation	1937	4.5	60.8
Kwoesan	2	Dam	1957	2.6	31.7
Anheung	3	Dam waterway	1978	0.4	28.2
Kangreung	2	Basin deviation	1991	82.0	0
Topyeong	1	Dam	2011	0.04	22.2
Muju	1	Dam	2003	0.4	28.0
Sancheong	2	Dam	2001	1.0	40.5
Yangyang	2	Dam	2005	1.4	16.7
Yecheon	1	Dam	2011	0.9	11.8
Cheongpeoung	2	Pumped Storage	1980	400.0	4.3
Samrangjin	2	Pumped Storage	1985	600.0	7.6
Muju	2	Pumped Storage	1995	600.0	7.3
Sancheong	2	Pumped Storage	2001	700.0	11.1
Yangyang	4	Pumped Storage	2006	1,000.0	7.6
Cheongsong	2	Pumped Storage	2006	600.0	11.4
Yecheon	2	Pumped Storage	2011	800.0	10.3

Total	51			5,306	9.6

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2016 and the average capacity factor in 2016, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	13.9	13.3
Yecheon	Solar	2012	2.0	15.0
Kori	Wind	2008	0.8	6.7

Total			16.7

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2016 and the average capacity factor and average fuel cost per kilowatt in 2016 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samchunpo #1, 2, 3, 4, 5, 6	25.7	3,240	87.4	39.3
Yong Hung #1, 2, 3, 4, 5, 6	8.2	5,080	86.5	36.2
Yosu # 2	3.5	668	82.8	46.9
Anthracite:
Yongdong #1, 2	23.4	325	73.6	50.8
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	23.4	922	27.0	115.9
Hydro, Solar and other renewable energy	—	95	—	—

Total	15.2	10,331	80.3	40.7

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2016 and the average capacity factor and average fuel cost per kilowatt in 2016 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	21.9	4,000	87.6	36.5
Anthracite:
Seocheon #1, 2	33.5	400	77.8	54.9
Oil-fired:
Jeju #2, 3	16.4	150	59.9	149.5
LNG-fired:
Seoul #4, 5	47.8	250	16.7	154.0
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6 ; steam turbine #1, 2, 3,	17.8	1,350	8.1	90.5
Incheon gas turbine #1, 2, 3, 4,5,6 ; steam turbine #1, 2,3	11.8	1,462.7	44.2	85.0
Sejong gas turbine #1,2 ; steam turbine #1	3.1	530.4	59.9	79.9
Jeju Gas Turbine #3	39.1	55	0.2	595.6
Jeju Internal Combustion Engine #1,2	9.6	80	45.9	82.0
Wind:
Yangyang #1, 2	10.6	3.0	18.4	-12.5
Sejong Maebongsan Wind		6.8		—
Jeju Sangmyung Wind		21		—
Combined heat and power:
Wonju#1	1.7	10	45.1	106.1
Hydroelectric:
Boryeong	7.9	12.5	29.2	—
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	8.7	3.5	14.0	—
Seocheon (PV) site	8.1	1.2	14.2	—
Jeju (PV) site	5.5	2.3	12.2	—
Seoul (PV) site	5.4	1.3	15.1	—
Yeosu (PV) site	4.9	2.2	14.7	—
Incheon (PV) site	5.1	0.3	14.1	—
Boryeong (fuel cell) site	8.4	0.3	69.5	170.3

Total	18.2	8,343.0	60.9	51.0

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2016 and the average capacity factor and average fuel cost per kilowatt in 2016 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9	13.0	5,050	86.5	39.3
Oil-fired:
Pyeongtaek #1, 2, 3, 4	35.1	1,400	42.2	74.9
Combined cycle:
Pyeongtaek #1, 2	10.2	1,348.5	42.9	76.4
Gunsan	6.6	718.4	42.8	86.4
West Incheon	24.5	1,800	25.3	83.4
Hydroelectric:
Taean	9.3	2.2	18.6	—
Solar:
Taean	11.4	0.1	11.9	—
Taean 2	4.9	0.6	20.7	—
Taean 3	0.5	1.8	12.9	—
Gunsan	6.5	0.3	13.7	—
Samryangjin	9.1	3.0	13.0	—
Sejong City	4.5	5.0	14.4	—
Gyeonggi-do	3.7	2.5	14.3	—
Yeongam	3.8	13.3	15.0	—
Pyeongtaek	2.1	0.4	12.1	—
Fuel Cell:
West Incheon 1	2.3	11.2	77.4	—
West Incheon 2	0.6	5	74.3	116.5	(1)
Wind Power:
Hwasun	1.1	16	18.0	—
Integrated gasification combined cycle:
Taean	0.4	346.3	22.2	48.3

Total	16.6	10,724.6	58.2	53.3

Note:

(1)	Represents average fuel cost per kWh for West Incheon 1 and West Incheon 2 on an aggregated basis.

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2016 and the average capacity factor and average fuel cost per kilowatt in 2016 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	15.3	4,000	102.2	39.8
Samcheok#1	0.04	1,022	90.2	44.0
Oil-fired:
Nam Jeju #3, 4	10.0	200	83.4	140.8
Combined cycle:
Shin Incheon #1, 2, 3, 4	20.2	1,800	34.5	85.0
Busan #1, 2, 3, 4	13.2	1,800	49.3	81.2
Yeongwol #1	6.2	848	11.4	86.3
Hallim	20.5	105	6.9	162.3
Andong#1	2.8	362	79.7	76.5
Wind power:
Hankyung	10.2	21	25.7	—
Seongsan	7.2	20	26.6	—
Solar	6.2	6	12.6	—

Total	12.9	10,184	66.7	55.8

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2016 and the average capacity factor and average fuel cost per kilowatt in 2016 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	9.3	5,860	72.2	59.1
Honam #1, 2	43.7	500	75.4	76.3
Anthracite:
Donghae #1, 2	17.8	400	83.2	95.0
Oil-fired:
Ulsan #4, 5, 6	36.5	1,200	54.4	131.8
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	13.1	2,072	33.5	140.4
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	22.9	900	15.3	247.5
Mini hydro:
Dangjin	5.3	8.1	34.2	183.8
Photovoltaic: Dangjin	5.6	1.0	14.0	—
Ulsan	5.1	0.6	12.5	—
Kwangyang	4.3	2.3	10.9	—
Dangjin Storage Facility	3.3	14.8	14.4	—
Dangjin Waste Treatment Facility	4.3	1.3	11.7	—
Dangjin Intake Channel Facility	3.5	0.9	13.2	—
Donghae	10.4	1.0	11.5	—
Soowon Environment Center Facility	2.9	1.5	15.9
Kwangyang Port Warehouse Facility	2.6	1.1	14.8
Fuel cell:
Ilsan # 1	7.3	2.4	79.9	—
Ilsan # 2	5.8	2.8	83.0	—
Ilsan # 3	3.8	2.8	81.9
Ulsan	3.3	2.8	68.2
Wind Power:
YeongGwang Jisan	4.3	3.0	12.7	—
Biomass:
Donghae	3.5	30.0	68.1	—

Capital Landfill Cogeneration Facility	2.8	5.0	—

Total	15.9	10,999	57.1	82.0

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

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean#1-9	5,050 MW (500 MW×8, 1,050 MW×1)	EP(1) upgrade (#2, 2016) EP(1) upgrade (#1,3, 2017) SCR(2) upgrade (#2,4,7, 2016) SCR(2) upgrade (#1,3,4,8,9, 2017) FGD upgrade, (#1,2017)	Anti-pollution	KOWEPO
Pyeongtaek#1-4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong#1-8	4,000 MW (500 MW×8)	FGD upgrade (#1,2, 2014)	Performance- improvement	KOMIPO
Seocheon#1-2	400 MW (200 MW×2)	SCR(2) : 2012	Anti-pollution	KOMIPO
Yosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC(3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo#1-2	1,120 MW (560 MW ×2)	Boiler, EP, Draft System Upgrade (#1,2: 2012)	10 years Refurbishing- modernization	KOSEP

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2016, our transmission system consisted of 33,630 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 830 substations with aggregate installed transformer capacity of 305,418 megavolt-amperes.

As of December 31, 2016, our distribution system consisted of 112,751 megavolt-amperes of transformer capacity and 9,122,344 units of support with a total line length of 474,099 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.59% of our gross generation in 2016. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems for 22 million households for target completion by 2020 as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2016, we have installed 3.3 million smart meter units, and plan to install an additional 4.5 million units in 2017. The AMI project is expected to cost Won 1.7 trillion through 2020.

Smart Grids

Smart grids refer to next-generation networks for electricity distribution that integrate information technology into existing power grids with the aim of enabling two-way real time exchange of information between electricity suppliers and consumers for optimal efficiency in electricity use. As part of our overall business strategy, we are currently developing and implementing smart grids based on advanced information technology, in order to promote more efficient allocation and use of electricity by consumers. We expect that such technology will improve efficiency and reduce electricity loss over the course of electricity transmission and distribution. We also expect that the smart grid initiative will significantly increase efficient energy consumption by providing real-time data to customers, which would in turn help to reduce greenhouse gas emission and decrease Korea’s reliance on foreign energy sources.

Leveraging our experience gained through high-tech intelligent power transmission and distribution network, or “smart grid” test beds in Jeju Island from 2009 to 2013, we plan to expand our smart grid project. In 2014, we successfully implemented smart grid technology at our Guri-Namyangju branch. In recognition of our achievement, we were awarded an honorable mention from the International Smart Grid Action Network and a special prize from the Global Smart Grid Federation in 2015. By the end of 2015, we implemented smart grid technology in most of our branches, and we plan to continue implementing smart grid technology to our existing plants and buildings as well as to new branches in the future. The smart grid project is scheduled to be completed in 2030.

Energy Storage Systems

In October 2013, as part of an endeavor to create new markets for energy demand management applications using information and communication technology, we established a business plan to roll out energy storage systems for frequency regulation nationwide. These systems involve the establishment and operation of batteries and transformers with large-sized charge and discharge capabilities adjacent to substations to transmit electricity stably with regulated frequencies and optimize the efficiency of the substation operation. This system allows full conversion of reserve capacity for frequency regulation at existing low-cost generators into electricity storage and, if operated in sizable scale, offers opportunities for substantial cost savings in purchase of electricity.

In December 2014, we conducted a pilot project for this initiative by installing a 52 megawatts energy storage system at the Seo-Anseong substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems, and we expanded the energy storage capacity nationwide by an additional 184 megawatts in 2015 and an additional 140 megawatts in 2016, with a view to expanding the capacity to 500 megawatts by the end of 2017. In addition, we are currently constructing one of the world’s largest indoor energy storage system for frequency regulation in Gimje substation with a 48 megawatts capacity, which is due for completion by the end of 2017.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment friendly electric vehicles, we installed 447 high-speed electric vehicle charging stations in 2016. We had 1,386 electric vehicle charging stations as of December 31, 2016, and we plan to expand our electric vehicle charging infrastructure to approximately 3,000 charging stations by 2020.

Other “New Energy” Initiatives

In addition to the above, we are currently taking various initiatives in the “new energy” field, including conducting feasibility studies for diagnostic and/or preventive systems for our transmission networks using unmanned drone applications and smart sensors based on the “Internet of Things (IoT)” technology.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Recent Developments—New Energy Industry Fund.”

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 35.3%, 38.1% and 37.1% of our fuel requirements for electricity generation in 2014, 2015 and 2016, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2016, KHNP purchased 100%, or approximately 4,200 tons, of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in the United Kingdom, Kazakhstan, France, Germany, and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Germany, Japan, China, Russia, the United Kingdom and the United States. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 44.1%, 46.2% and 45.9% of our fuel requirements for electricity generation in 2014, 2015 and 2016, respectively, and anthracite coal accounted for 1.9%, 1.7% and 1.8% of our fuel requirements for electricity generation in 2014, 2015 and 2016, respectively.

In 2016, our generation subsidiaries purchased approximately 75 million tons of bituminous coal, of which approximately 40%, 37%, 15%, 2% and 6% were imported from Indonesia, Australia, Russia, South Africa and others, respectively. Approximately 82% of the bituminous coal requirements of our generation subsidiaries in

2016 were purchased under long-term contracts with the remaining 18% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 92,206, Won 90,902 and Won 89,118 in 2014, 2015 and 2016, respectively.

In 2016, our generation subsidiaries purchased approximately 2.19 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 108,118, Won 108,346 and Won 96,121 in 2014, 2015 and 2016, respectively.

Oil

Oil accounted for 1.7%, 2.2% and 3.0% of our fuel requirements for electricity generation in 2014, 2015 and 2016, respectively.

In 2016, our generation subsidiaries purchased approximately 18.4 million barrels of fuel oil, substantially all of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 117,692, Won 67,517 and Won 53,842 in 2014, 2015 and 2016, respectively.

LNG

LNG accounted for 10.7%, 19.7% and 10.7% of our fuel requirements for electricity generation in 2014, 2015 and 2016, respectively. In 2016, for use in electricity generation we purchased approximately 6.6 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 21.57 equity interest (excluding treasury shares). In 2016, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 6.6 million tons of LNG in 2016, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG under our contract with Korea Gas Corporation was Won 1,059,640, Won 775,663 and Won 594,662, in 2014, 2015 and 2016, respectively.

Hydroelectric

Hydroelectric power generation accounted for 1.3%, 1.0% and 1.1%, of our fuel requirements for electricity generation in 2014, 2015 and 2016, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 1.6 % per annum for the five years ended December 31, 2016. According to the Bank of Korea, the compounded growth rate for GDP was approximately 3.0 % for the same period. The GDP growth rate was approximately 3.3%, 2.8% and 2.8 % during 2014, 2015 and 2016, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2012	2013	2014	2015	2016
Growth in GDP	2.3%	2.9%	3.3%	2.8%	2.8%
Growth in electricity consumption	2.5%	1.8%	0.6%	1.3%	2.8%

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

	2012 (GWh)	YoY growth (%)	2013 (GWh)	YoY growth (%)	2014 (GWh)	YoY growth (%)	2015 (GWh)	YoY growth (%)	2016 (GWh)	YoY growth (%)	% of Total 2016
Residential	65,484	3.1	65,815	0.5	64,457	(2.1)	65,619	1.8	68,057	3.7	13.7
Commercial	101,593	2.1	102,196	0.6	100,761	(1.4)	103,679	2.9	108,617	4.8	21.9
Educational	7,860	3.9	7,947	1.1	7,438	(6.4)	7,691	3.4	8,079	5.1	1.6
Industrial	258,102	2.6	265,373	2.8	272,552	2.7	273,548	0.4	278,828	1.9	56.1
Agricultural	12,776	13.8	13,866	8.5	14,505	4.6	15,702	8.3	16,580	5.6	3.3
Street lighting	3,158	0.4	3,156	(0.1)	3,221	2.1	3,341	3.7	3,462	3.6	0.7
Overnight Power	17,620	(5.3)	16,496	(6.4)	14,658	(11.1)	14,075	(4.0)	13,416	(4.7)	2.7

Total	466,593	2.5	474,849	1.8	477,592	0.6	483,655	1.3	497,039	2.8	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 278,828 gigawatt hours in 2016, representing a 1.9% increase from 2015, largely due to the turnaround in industries such as semiconductors, chemicals and petrochemicals that are heavy users of electricity. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea, which in recent years have resulted in increased office building construction, office automation and use of air conditioners. Demand for electricity from the commercial sector increased to 108,617 gigawatt hours in 2016, representing a 4.8% increase from 2015 largely due to a rebound in the domestic economy and increased air conditioning use in commercial buildings during the summer. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. In 2016, we distributed electricity to approximately 22 million households, which represent substantially all of the households in Korea. Demand for electricity from the residential sector increased to 68,057 gigawatt hours in 2016, representing a 3.7% increase compared to 2015, largely due to the opening of new urban clusters with large-scale residential complexes as well as increased air conditioning use in residential buildings during the summer.

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

	2012	2013	2014	2015	2016
Facility reserve margin	7.7%	7.5%	16.3%	19.4%	17.6%
Supply reserve margin	5.2%	5.5%	11.5%	11.6%	8.5%
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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2015, the approved rate of return on the debt component of the rate base was 1.12 % while the approved rate of return on the equity component of the rate base was 2.88%. As a result of such approved rates of returns, the fair rate of return in 2015 was determined to be 4.00%. The fair rates of return for 2016 and 2017 have not yet been determined.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Since 2014, however, largely due to a decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return; however, substantially all of the resulting excess has been used to fund capital expenditure and repair and maintenance, as well as to offer tariff discounts to economically or otherwise disadvantaged households, and make investments in renewable energy and other environmental programs.

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

Prior to November 2013, the Government from time to time effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial, mainly in response to sustained increases in fuel prices. No cross-sector tariff increase has been implemented since November 2013 largely due to a general decline in fuel prices and relatively stable exchange rates. However, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, the new tariff structure encourages energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods during the summer and the winter. Third, a temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation and cash flows.

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

Our current tariff schedule, which became effective as of January 1, 2017 reflecting the adjustments outlined above, is summarized below by the type of usage:

•

Industrial. The monthly basic charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 53.7 per kilowatt-hour to Won 196.6 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The monthly basic charge varies from Won 6,160 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 53.7 per kilowatt-hour to Won 196.6 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. The monthly basic charge varies from Won 910 for electricity usage of less than 200 kilowatt hours to Won 7,300 for electricity usage in excess of 400 kilowatt hours. Residential tariff also includes an energy usage charge ranging from Won 93.3 to Won 280.6 per kilowatt-hour for electricity usage depending on the amount of usage and voltage. During the peak usage periods during the summer and the winter, namely the months of July and August and December to February, a higher energy usage charge of Won 709.5 per kilowatt-hour applies to residential consumers whose monthly electricity consumption exceeds 1,000 kilowatts hour.

•

Educational. The monthly basic charge varies from Won 5,230 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy usage charge varies from Won 43.8 per kilowatt-hour to Won 160.4 per kilowatt-hour depending on the voltage used, the season and the rate option.

•

Agricultural. The monthly basic charge varies from Won 360 per kilowatt to Won 1,210 per kilowatt depending on the type of usage. The energy usage charge varies from Won 21.6 per kilowatt-hour to Won 41.9 per kilowatt-hour depending on the type of contract, the voltage used and the season.

•

Street-lighting. The monthly basic charge is Won 6,290 per kilowatt and the energy usage charge is Won 85.9 per kilowatt-hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 37.5 per watt applies, with the minimum monthly charge of Won 1,220.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2016, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity. The Seventh Basic Plan, which is effective for the period from 2015 to 2029, focuses on, among other things, (i) ensuring a stable supply of electricity, (ii) increasing the portion of low carbon electricity supply sources, (iii) active consumer demand management, (iv) permanent closing of operations of the Kori #1 nuclear power unit, and (v) diversifying electricity supply sources through greater utilization of renewable energy sources.

In January 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2014 to 2035 and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing the growth of electricity demand by 15% by 2035 through efficiency enhancement programs compared to the projected growth in the absence of such efficiency enhancement programs, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and environmental friendliness, (iv) strengthening resource exploration and fuel procurement capabilities to enhance Korea’s energy security, (v) ensuring stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (vi) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vii) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of low-income consumers. In addition, the Second Basic National Energy Plan has revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008, which covered the period from 2008 to 2030.

We cannot assure that the Seventh Basic Plan, the Second Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at affordable costs to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2014, 2015 and 2016, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2014	2015		2016
(In billions of Won)
￦16,629	￦	15,750	￦	13,950

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2017 to 2021 based on the Seventh Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2017	2	Nuclear power	2,800
	1	Coal-fired	1,000
	3	LNG-combined	1,270
2018	1	Nuclear power	1,400
	1	LNG-combined	200
2019	1	Coal-fired	1,000
2020	None
2021	1	Nuclear power	1,400

For the period from 2022 to 2029, our generation subsidiaries currently plan to complete seven additional nuclear units with an aggregate installed capacity of 10,200 megawatts.

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

The table below sets forth, for the period from 2017 to 2019, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Seventh Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2017		2018		2019		Total
	(in billions of Won)
Generation(1):
Nuclear	￦	3,954	￦	5,103	￦	5,194	￦	14,251
Thermal		3,166		3,007		2,635		8,808

Sub-total		7,120		8,110		7,829		23,059

Transmission and Distribution:
Transmission		2,772		3,142		3,185		9,009
Distribution		3,009		2,156		2,297		7,462

Sub-total		5,781		5,298		5,482		16,561

Others(2)		1,988		2,452		2,760		7,200

Total	￦	14,889	￦	15,860	￦	16,071	￦	46,820

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Seventh Basic Plan.
(2)	Principally consists of investments in renewable energy generation and new energy industry projects, among others.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating funds sponsored by government-affiliated energy companies. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small- to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector. The total size of these funds was US$1 trillion in 2016, which was funded from our budget for new energy industry projects, which totaled US$6.4 trillion in 2016 and was expended in research and development, efficiency improvements and educational solar power projects, among others. Our budget for new energy industry projects in 2017 amounts to US$5.6 trillion, of which US$1 trillion has been earmarked for potential additional commitments to the New Energy Industry Fund.

Furthermore, according to a plan announced in July 2016 by the Ministry of Trade, Industry and Energy in relation to coal-fired electricity generation units, 10 of our coal generation units that are 30 years or older will be required to be shut down or convert to another fuel use, 43 of our such units that are less than 30 years old will be subject to retrofitting and overall replacement of environmental facilities, and 20 of our such units currently under construction will be subject to more rigorous emission standards. In addition, the Government indicated that it would not allow any new construction of additional coal-fired generation units after 2019, which means that LNG is likely to be used more in the future as the substitute for coal, and since LNG is a more expensive fuel source than fuel, this regulation is expected to drive up the average cost of generating electricity. Compliance with such measures is expected to result in our incurring significant costs.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we and our generation subsidiaries maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 3,747 billion and US$696 million, the full amount of which was available as of December 31, 2016. we, KHNP, KOSEP and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$11.4 billion, of which approximately US$4.8 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

Environmental Programs

The Environmental Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this annual report as the Environmental Acts, are the major laws of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change, we and 11 of our electricity-related subsidiaries formed the CEO Coordination Committee in June 2016.

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In recognition of our efforts and achievements to reduce carbon emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and in 2016 we were recognized by the Carbon Disclosure Project for scoring the highest in the energy and utility sector in relation to climate change response. In 2014, 2015 and 2016 we were selected as the best company in the global electricity utility sector in the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability. We aim to become a global leader in carbon management and reduction.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2016.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	14	14	14	11	15
Selective Non-catalytic Reduction System	—	2	—	—	3
Selective Catalytic Reduction System	12	19	15	12	18
Electrostatic Precipitation System	16	16	14	12	18
Low NO2 Combustion System	18	32	30	30	30

Total	60	83	73	65	84

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions may increase in the near future due to the construction of additional coal thermal power plants but is expected to decrease in the long-term, principally due to an increased use of nuclear power and renewable energy and the implementation of the carbon emission trading system.

Year	Sox (g/MWh)	NOx (g/MWh)	Dust (g/MWh)	CO2 (kg/MWh)
2014	170	291	8	471
2015	164	266	8	455
2016	246	395	11	747

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environment-friendly measures to foster community goodwill. For example, under the Persistent Organic Pollutants Management Act enacted in 2007, we are required to remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2025. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environment-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries acquired the ISO 14000 certification, an environmental management system widely adopted internationally, in 2013 and have made it a high priority to make our electricity generation and distribution more environmentally friendly. In addition to the ISO 14000 certification, we further reinforced our environmental management system by acquiring the ISO 14001 certification as well as a domestic “GMS (Green Management System), KS I 7001/7002” certification, which relates to the management of resources, energy, green house effects and social responsibilities, in 2013. In 2014, we were awarded the presidential award for environmental contributions as a corporate citizen, after scoring the highest among 102 corporations that competed for the award. In order to encourage the implementation of environment-friendly measures by other corporations and enhance environmental awareness at a social level, we have been disclosing our environment-related activities and achievements to the public through the Environment Information System managed by the Ministry of Environment since 2012.

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

The following table sets forth the generation capacity and generation volume in 2016 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power	5,350	4,835
Wind Power	138	186
Solar Energy, Fuel Cells and Biogas	174	908

Subtotal	5,662	5,929
As percentage of total(1)	7.2%	1.4%

Note:

(1)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 3.0% in 2015 and 3.5% in 2016 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2015, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2016 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2016 or for subsequent years, such generation subsidiary may become subject to fines. We expect that any additional costs required for implementation of the Renewable Portfolio Standard program will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional costs or at all.

As to how we plan to finance our capital expenditures related to our environmental programs, see “—Capital Investment Program.”

In March 2017, the Electricity Business Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. However, to-date, no specific guidelines have been provided by the Government as to how to implement this provision, and it is therefore difficult to assess in advance what impact such provision will have on our business, results of operations or financial condition. However, the amendment will likely lead to the expansion of our environmental programs.

Furthermore, under the new electricity rate structure effected by the Government effective January 1, 2017, a temporary rate discount will apply in the case of investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars during 2017 to 2019.

Community Programs

Building goodwill with local communities is important to us in light of concerns among the local residents and civic groups in Korea regarding construction and operation of generation units, particularly nuclear generation units. The Act for Supporting the Communities Surrounding Power Plants and the Act on the Compensation and Support for Areas Adjacent to Transmission and Substation Facilities require that the generation companies and the affected local governments carry out various activities up to a certain amount annually to address neighboring community concerns. Pursuant to these Acts, we and our generation subsidiaries, in conjunction with the affected local and municipal governments, undertake various programs, including scholarships and financial assistance to low-income residents.

Under the Act for Supporting the Communities Surrounding Power Plants, activities required to be undertaken under the Act are funded partly by the Electric Power Industry Basis Fund (see “—Sales and Customers—Electricity Rates”) and partly by KHNP as part of its budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to Won 0.25 per kilowatt-hour of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year, Won 5 million per thousand kilowatts of hydroelectric generation capacity and Won 0.5 million per thousand kilowatts of pumped-storage generation capacity. In addition, under Korean tax law, KHNP is required to pay local tax levied on its nuclear generation units in an amount equal to Won 1 (effective January 1, 2015, which reflects an increase from Won 0.5 previously per kilowatt-hour of their generation volume in the affected areas) and Won 2 per 10 cubic meters of water used for hydroelectric generation.

The Act on the Compensation and Support for Areas Adjacent to Transmission and Substation Facilities, enacted in January 2014 with effect from July 2014, prescribes measures to be taken by power generation or transmission companies with respect to the communities adjacent to transmission and substation facilities. Under this Act, those who own land or houses in the vicinity of transmission lines and substation may claim compensation for damages or compel purchase of such properties by the power generation or transmission companies which are legally obligated in principle to pay for such damages or purchase such properties. In addition, under this Act, residents of communities adjacent to transmission and substation facilities are entitled to subsidies on electricity tariff as well as support for a variety of welfare projects and collective business ventures.

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

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Naju, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, we provide funding, business networks and research and development assistance to qualified start-ups and research institutions in the new energy industries. As of March 31, 2017, we had signed agreements with 200 companies relating to investments in the Bitgaram Energy Valley, and we currently aim to increase the total number of companies investing in the Bitgaram Energy Valley to 250 companies by the end of 2017 and 500 companies by the end of 2020.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team and the Expert Mission Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted five WANO Peer Reviews Hanul #5, and #6 and WANO Pre Start-up Review for Shin-Kori#4 in 2016. KHNP also invited WANO Follow-up Peer Review Team at Wolsong #1, #2, #3 and #4, Hanul #1, #2, #3 and #4, Shin-Kori #1, and #2 in 2016. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants.

The average level of radiation dose per unit amounted to a relatively low level of 0.44 man-Sv in 2016, which was substantially lower than the global average of 0.72 man-Sv/year in 2015 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 50 comprehensive safety improvement measures. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2016, KHNP has completed implementation of all such measures.

From time to time, our nuclear generation units may experience unexpected shutdowns. For example, on September 12, 2016, multiple earthquakes including a magnitude 5.8 earthquake hit the city of Gyeongju, a home to KHNP’s headquarters and Wolsong Nuclear Power Plant. Although there was no material safety issues, KHNP had manually stopped the operations of Wolsong Nuclear Power Plant units #1, 2, 3, and 4 according to the safety guidelines. All units have resumed their operations on December 5, 2016, with the approval by the Nuclear Power Safety Commission. KHNP continues to implement measures to improve the safety by reinforcing seismic capability of its core facilities and performing stress tests across all its nuclear power plants.

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

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects, such as installing high-density racks in spent fuel pools and building dry storage facilities. Through these activities, we expect that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2017. The policy for spent fuel management options is currently under development.

In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in order to centralize management of the disposal of spent fuel and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of spent fuels and LILW. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for spent fuel is paid based on the quantity generated every quarter. LILW-related management costs and charges for spent fuel are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2014, such costs and charges were increased by a committee composed of Government officials, KHNP, Korea Radioactive Waste Management Corporation and experts in finance and accounting. The committee is currently assessing the costs and charges for the two-year period starting from the second quarter of 2017. If such costs and charges are determined to be higher than previous years, this may result in an increase in future expenses that KHNP may incur in relation to radioactive waste.

All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors—Our risk management policies and procedures may not be fully effective at all times.”

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1. Therefore decommissioning of Kori #1 will begin upon expiration of the operating license in June 2017. In February 2015, KHNP also renewed the operation license of Wolsong #1 (which originally expired in November 2012) for an additional ten years until 2022. In June 2015, reactivation of Wolsong #1 was approved by the NSSC after periodic inspection. However, a civic group has since then brought a lawsuit to reverse such approval, and in February 2017, a lower court ruled to annul the NSSC’s approval, which ruling has since been appealed. At present, the outcome of this litigation remains uncertain. The initial phase of decommissioning (namely, safety inspection and removal of spent fuels) of KHNP’s nuclear power generation units is expected to commence after June 2017. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In 2016, due to decreased discount rates and the commencement of operation of Shin-Kori #3, the total amount of allowances increased as of

December 31, 2016, and, as a result, KHNP was required to accrue Won 12,946 billion for the costs of dismantling and decontaminating existing nuclear power plants as of December 31, 2016, which consisted of dismantling costs of nuclear plants of Won 10,196 billion and dismantling costs of spent fuel and radioactive waste of Won 2,750 billion. For accounting treatment of decommissioning costs, see Item 5.A. “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

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

Generation projects

Nuclear Generation Project

In December 2009, following an international open bidding process, we entered into a prime contract with the Emirates Nuclear Energy Corporation (the “ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design and construct four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. Under the contract, we and our subcontractors, some of which are our subsidiaries, are to perform various duties including, among others, designing and constructing four nuclear power generation units each with a capacity of 1,400 megawatts, supplying nuclear fuel for three fuel cycles including initial loading, with each cycle currently projected to last for approximately 18 months, and providing technical support, training and education related to plant operation. The contract amount for the project is US$18.6 billion, with the term of the contract to last from December 27, 2009 to May 1, 2020. The original target completion dates for the four units are May 2017, May 2018, May 2019 and May 2020. ENEC and we are currently negotiating to adjust the target completion dates, taking into account the preparation for operation of Unit #1 and UAE’s power supply and demand conditions.

On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units post-construction we entered into an investment agreement with ENEC to jointly establish Barakah One PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, United Arab Emirates. Barakah One PJSC will be capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have a 18% equity interest in Barakah One PJSC, which will oversee the project. We also have a 18% equity interest in Nawah Energy, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant.

Non-nuclear Generation Projects

We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November

1997 and was completed in June 2002 and which is being operated by us until 2022 (the project cost of the Ilijan project was US$721 million, for which project finance on a limited recourse basis was provided), (ii) ownership of a 39.6% equity interest in SPC Power Corporation, an independent power producer which owns a 107.8-megawatt diesel power plant and a 39.6% equity interest in two distribution companies in the Philippines, and (iii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu for which construction began in February 2008 and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project financing on a limited recourse basis was provided.

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$450 million. We are expected to participate in the operation of the project for a period of 50 years ending 2056. The total installed capacity of these projects is 6,532 megawatts and capacity under construction was 2,288 megawatts, and our equity interest in the partnership was 34%.

In October 2007, we invested US$9.1 million in KEPCO Energy Resource Nigeria Ltd. (“KERNL”), a joint venture with Energy Resource Ltd., a Nigerian company. We currently own 30.0% of KERNL’s equity capital. In May 2007, KERNL entered into a share purchase agreement with the Nigerian government for the purchase of 70% of the equity capital of Egbin Power Plc in Nigeria, which owns and operates the Egbin power plant, a 1,320-megawatt gas-fired power plant in Lagos, Nigeria for a consideration of approximately US$407 million. The acquisition was completed in October 2013, and in June 2013, we entered into a contract with Egbin Power Plc for the operation and maintenance of the Egbin power plant. The contract price was US$315 million. In November 2013, we commenced operation and maintenance services for a term of five years, which will expire in October 2018.

In July 2008, a consortium consisting of us and Xenel of Saudi Arabia won the bid to “build, own and operate” a gas-fired power plant with installed capacity of 373 megawatts in Al Qatrana, near Amman, and we entered into definitive agreements in October 2009. Construction of this project was completed in December 2011, and the plant is currently in operation and will be operation until 2035. The total project cost was US$461 million, of which the consortium made an equity contribution of US$143 million and the remainder was funded with debt financing. We and Xenel own 80:20 equity interests in the project, respectively.

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

In August 2010, a consortium led by us was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Commission Federal de Electricidad (“CFE”) of Mexico. The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and in September 2010, KST entered into a power purchase agreement with CFE in relation to the construction and operation of a 433-megawatt combined-cycle power plant at Chihuahua in Mexico. In October 2010, KST was licensed by the Mexican government as an independent power producer, which allows it to produce and sell electricity to CFE during the specified contract period. The project will be undertaken on a “build, own and operate” basis. The total cost of the project is approximately US$430 million. We hold a 56% equity interest in the consortium, with the remaining equity interests held by Samsung C&T (with a 34% equity interest) and Techint, a Mexico company (with a 10% equity interest). Approximately 22.5% of the total project costs is being financed through equity investments by the consortium and the remaining 77.5% through project financing. Commercial operation commenced in December 2013, and the operation period will run for 25 years until 2038. Our wholly-owned subsidiary, KEPCO Energy Service Company, currently manages the operation of the project.

In October 2010, a consortium including us was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the UAE, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with aggregate capacity of 1,600 megawatts. Construction was completed in July 2014 and we will participate in the operation of the plant until 2039. The total project cost is estimated to be US$1.5 billion, of which approximately 20% will be financed through equity investments by the consortium members and the remaining 80% through project financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and us (19.6%). The total amount of our equity investment in the project is approximately US$56 million.

In January 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services of Finland was selected by National Electric Power Corporation, a state-run electricity provider in Jordan, to construct and operate a diesel engine power project in Almanakher with an expected total generation capacity of 573 megawatts. Construction of this project was completed in October 2014 and the plant is currently in operation and will be operation until 2039. The total project cost was approximately US$760 million, of which the consortium made an equity contribution of approximately US$190 million and the remainder was funded with debt financing. We, Mitsubishi Corporation and Wartsila Development & Financial Services own 60:35:5 equity interests in the project, respectively. Our equity investment in this project is US$104 million.

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatt coal-fired power plant in Thanh Hoa province, Vietnam. We will commence construction in December 2017 with target completion by December 2021, followed by operation for 25 years. The total project cost is expected to be US$2.34 billion, of which 25% will be funded by equity contribution and the remaining 75% by debt financing. The share capital of the special purpose entity in charge of this project is US$574 million, and we and Marubeni each hold 50% equity interest in such entity.

Exploration and Production Projects

In order to secure a more reliable supply of fuel for power generation and hedge against fluctuations in fuel price, from 2007 to 2016 we pursued overseas exploration and production projects, including five bituminous coal projects and five uranium projects involving investments of approximately Won 1.6 trillion. However, pursuant to the Government’s Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced in June 2016, as of December 31, 2016, except for the Bylong project described below, we transferred all our assets and liabilities for our overseas resource business to our six generation subsidiaries, which are the end-consumers of fuels and are therefore expected to more responsively manage these projects. The amount of net assets that we transferred to our generation subsidiaries as of December 31, 2016 was Won 622 billion.

Some of the assets transferred include our equity interest in PT Adaro Energy TBK, which is one of the largest coal producers in Indonesia as well as our 20% equity interest in PT. Bayan Resources Tbk pursuant to which we were entitled to an off-take of 7 million tons per year beginning in 2015.

One exception to the transfers on such date was our 90% equity interest in KEPCO Bylong Pty Ltd., for which we are currently processing a development permit from the New South Wales government and commercial production is scheduled to commence in 2019. We transferred 10% of our equity interest in the Bylong project to our five non-nuclear generation subsidiaries as of December 31, 2016, and we plan to gradually transfer the remainder of our interest in the Bylong project to them subject to the progress of the regulatory approval process and resource development phase of the project.

Our nuclear generation subsidiary, KHNP, is also pursuing development projects for procurements of uranium in countries including Canada, the United States and Niger.

Renewable Energy Projects

Our overseas renewable energy projects include the generation of electricity through renewable energy sources.

Since 2005, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$600 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2016, the joint venture operated 22 wind farms with a total capacity of 1,017 megawatts.

In December 2015, we entered into an agreement with the Ministry of Energy and Mineral Resources of Jordan to build, own and operate a wind farm with installed capacity of 89.1 megawatts in Fujeij, Ma’an, Jordan. Construction is currently underway with commercial operations expected to commence in October 2018. Total project cost is approximately US$184 million, of which 40% will be financed through equity investments by us and the remaining 60% through debt financing. We believe that this project will help us to further diversify our business portfolio in the Middle East from the existing focus on nuclear and thermal power plants to expand to renewable energy facilities.

In June 2015, we entered into a memorandum of understanding with Energy Product, a Japanese local developer, to build, own and operate photovoltaic power station with a capacity of 28 megawatts, together with a 13.7 megawatts-hour energy storage system, in Chitose, Hokkaido prefecture in Japan. The parties subsequently signed the joint development agreement and other definitive agreements. The power station is due for substantial completion by July 2017. Total project cost is approximately JPY 11.3 billion, of which 20% was financed through 80:20 equity investments by us and EP. The remaining 80% is funded through debt financing.

Although renewable energy projects are currently insignificant as a proportion of our total overseas activities and our generation activities, we expect the portion of renewable energy projects to increase in the future as we seek to penetrate the overseas renewable energy market, diversify our businesses and actively address climate change. We expect to further diversify our business in the renewable energy sector to also include smart transmission and distribution facilities, smart grids and utilization of new energy related technologies.

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

At the end of 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. However, we suspended power transmission to the Kaesong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

Insurance

We and our generation subsidiaries carry insurance covering against certain risks, including fire, in respect of key assets, including buildings, equipment, machinery, construction-in-progress and procurement in transit, as well as, in the case of us, directors’ and officers’ liability insurance. We and our generation subsidiaries maintain casualty and liability insurance against risks related to our business to the extent we consider appropriate. Other than KHNP, neither we nor our generation subsidiaries separately insure against terrorist attacks. These insurance and indemnity policies, however, cover only a portion of the assets that we own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these assets.

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Shin-Kori #4, #5 and #6 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$418 million, at the rate of 1 SDR = US$1.393380 as posted on the Internet homepage of the International Monetary Fund on July 29, 2016 per plant complex, for a total coverage of 1.5 billion SDRs. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.5 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2016, we and our generation subsidiaries owned approximately 74.7% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 19.3% of total power generation in 2016 and 25.3% of total generation capacity as of December 31, 2016. As of December 31, 2016, there were 17 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Seventh Basic Plan announced in July 2015 as subsequently amended, eight coal-fired units with aggregate generation capacity of 7,420 megawatts are scheduled to be completed between 2017 and 2022, currently with no further plans for construction of coal-fired power plants by independent power producers beyond 2022. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2017, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

Our market dominance in the electricity distribution in Korea also may face potential erosion in light of the recent Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced by the Government in June 2016. This proposal contemplates a gradual opening of the electricity trading market to the private sector although no detailed roadmap has been provided for such opening. It is currently premature to predict to what extent, or in what direction, the liberalization of the electricity trading market will happen. Nonetheless, any significant liberalization of the electricity trading market may result in substantial reduction of our market share in electricity distribution in Korea, which would have a material adverse effect on our business, results of operation and cash flows.

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

As of December 31, 2016, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 31,847 billion, which consisted of reserve for business expansion of Won 26,030 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

We are under the supervision of the Ministry of Trade, Industry and Energy, which has principal supervisory responsibility (in consultation with other Government agencies, such as the Ministry of Strategy and Finance, as applicable) over us with respect to the appointments of our directors and our other senior management as well as approval of electricity tariff rate adjustments, among others.

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

Debt Reduction Program and Related Activities

In 2014, in light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and as approved by the Public Agencies Operating Committee in June 2014, set target debt-to-equity levels to be met by the end of 2017 and undertaken various programs to reduce debt and improve the overall financial health, including through rationalizing and applying stricter review to (from a profitability and efficiency perspective) various aspects of our operations (both domestic and overseas), inviting private sector investments, disposing of non-core assets (such as non-core or loss-generating overseas operations and real property unrelated to operations), reducing costs, exploring alternative ways to generate additional revenue and developing contingency plans for further cost savings.

The following table summarizes the debt-to-equity ratio targets to be met by the end of 2017 and some of the actions that we and our generation subsidiaries have undertaken or plan to undertake as part of such debt reduction program.

Entity	Target Debt-to- Equity Level(1)	Actual Debt-to-Equity Level(1)	Other Related Activities
KEPCO	92% by 2017	99.9% as of December 31, 2015; 89.9% as of December 31, 2016	- Proposed sale of shares in KPS - Sale of its overseas resource development assets to its generation subsidiaries
KHNP	110% by 2017	117% as of December 31, 2015; 108% as of December 31, 2016	- Stricter review of new business projects - Rationalization of the procurement process and other budget reduction efforts
EWP	107% by 2017	121% as of December 31, 2015; 101% as of December 31, 2016	- Proposed sale of shares in GS Donghae Electric Power Co., Ltd. and six other domestic and overseas companies
KOMIPO	170% by 2017	149% as of December 31, 2015; 152% as of December 31, 2016	- Construction project coordination - Cost savings and other efficiency improvement efforts
KOSEP	129% by 2017	111% as of December 31, 2015;101% as of December 31, 2016	- Cost savings and budget reduction efforts - Discovering new business profit models
KOSPO	143% by 2017	150% as of December 31, 2015; 139% as of December 31, 2016	- Proposed sale of real properties that yield no revenues
KOWEPO	153% by 2017	164% as of December 31, 2015; 150% as of December 31, 2016	- Proposed sale of equity interests in Dongducheon Dream Power - Obtaining private sector investment in Pyeongtaek combined cycle #3 - Accelerated construction of generation units

Note:

(1)	Computed on a separate basis for KEPCO, EWP, and KOSPO.

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

Proposed Sale of Certain Power Plants and Equity Interests

The following table summarizes our current plans for sale of certain of our assets. These sales will be made pursuant to the Government’s plans to reduce debt levels and improve management efficiency of public enterprises. The consummation of these plans, however, is subject to, among others, related Government policies and market conditions.

Equity Holdings	Primary Business	Fair Value(1) as of December 31, 2016	Ownership Percentage as of December 31, 2016	Ownership Percentage to be Sold
		(in billions of Won)
KEPCO Plant Service & Engineering Co., Ltd	Utility plant maintenance	1,244	51.0%	—
KEPCO Engineering & Construction Co., Inc.	Architectural engineering for utility plants	595	65.77%	14.77%
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	45	29.00%	29.00%

Note:

(1)	Fair value has been computed as the product of the closing share price on December 31, 2016 multiplied by the number of outstanding shares.

KEPCO Plant Service & Engineering Co., Ltd.

In December 2007, we completed the initial public offering of KEPCO KPS, formerly our wholly-owned subsidiary, by listing approximately 20.0% of its equity interest on the Korea Stock Exchange. Pursuant to the Public Institution Reform Plan, we sold through block sales to third party investors an aggregate of 29% shares in KEPCO KPS on various occasions during the period from December 2012 to November 2016. Following such sale, we hold a 51.0% equity interest in KEPCO KPS. We currently do not have plans to further reduce our equity interest in KEPCO KPS.

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Inc., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009 for gross proceeds to us of Won 165 billion, following which we owned 77.9% of KEPCO E&C’s shares. In furtherance of the Public Institution Reform Plan and to improve our financial profile, we sold our equity interests representing 3.1%, 4.0%, 4.5% and 0.54% of KEPCO E&C shares in November 2011, December 2013, December 2014 and December 2016, respectively, in each case to third party investors. We currently hold a 65.77% equity interest in KEPCO E&C.

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

Item 4.C. Organizational Structure

As of December 31, 2016, we had 87 subsidiaries, 57 associates and 41 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2016 by name, the percentage of our shareholdings and their principal activities.

	Ownership (Percent)	Principal Activities
Associates:
Korea Gas Corporation(1)	20	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29	Electricity metering
YTN Co., Ltd.	21	Broadcasting
Cheongna Energy Co., Ltd.	44	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(2)	15	Power generation
Hyundai Green Power Co., Ltd.	29	Power generation
AMEC Partners Korea Ltd.(3)	19	Resources development
KNOC Nigerian East Oil Co., Ltd.(4)	15	Resources development
KNOC Nigerian West Oil Co., Ltd. (4)	15	Resources development
Korea Power Exchange(6)	100	Management of power market
Pioneer Gas Power Limited(8)	40	Power generation
Hyundai Energy Co., Ltd.(9)	31	Power generation
Ecollite Co., Ltd.	36	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25	Power generation
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	25	Power generation
Pyeongchang Wind Power Co., Ltd.	25	Power generation
Daeryun Power Co., Ltd.(3)(10)	13	Power generation
Changjuk Wind Power Co., Ltd.	30	Power generation
KNH Solar Co., Ltd.	27	Power generation

	Ownership (Percent)	Principal Activities
SPC Power Corporation	38	Power generation
Gemeng International Energy Co., Ltd.	34	Power generation
PT. Cirebon Electric Power	28	Power generation
PT Wampu Electric Power	46	Power generation
PT. Bayan Resources TBK	20	Resources development
S-Power Co., Ltd.	49	Power generation
Eurasia Energy Holdings	40	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25	Power generation
Samcheok Eco Materials Co., Ltd.(3) (11)	2	Recycling fly ashes
Green Biomass Co., Ltd.(12)	14	Power generation
Korea Electric Power Corporation Fund(13)	98	Developing electric enterprises
Nepal Water & Energy Development Company Private Limited(14)	53	Construction and operation of utility plant
Hadong Mineral Fiber Co., Ltd.(17)	8	Recycling fly ashes
PT. Mutiara Jawa	29	Manufacturing and operating floating coal terminal
Noeul Green Energy Co., Ltd.	29	Power generation
Naepo Green Energy Co., Ltd.	25	Power generation
Goseong Green Energy Co., Ltd.(2)	1	Power generation
Gangneung Eco Power Co., Ltd.(2)	2	Power generation
Shin Pyeongtaek Power Co., Ltd.	40	Power generation
Heang Bok Do Si Photovoltaic Power Co., Ltd.	28	Power generation
DS POWER Co., Ltd.(2)	14	Power generation
Dongducheon Dream Power Co., Ltd.	34	Power generation
KS Solar Co., Ltd.(3)	19	Power generation
Yeongwol Energy Station Co., Ltd.(2)	10	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(2)	5	Power generation
SE Green Energy Co., Ltd.	48	Power generation support
Daegu Photovoltaic Co., Ltd.	29	Power generation
Jeongam Wind Power Co., Ltd.	40	Power generation
Korea Power Engineering Service Co., Ltd.	29	Construction and service
Busan Green Energy Co., Ltd.	29	Power generation
Jungbu Bio Energy Co., Ltd.(2)	19	Power generation
Korea Electric Vehicle Charging Service	28	Electric vehicle charge service
Ulleungdo Natural Energy Co., Ltd.	30	Renewable power generation
Korea Nuclear Partners Co., Ltd.	29	Electric material agency
Tamra Offshore Wind Power Co., Ltd.	27	Power generation
Energy Infra Asset Management Co., Ltd.(3)	10	Asset management
Daegu clean Energy Co., Ltd.	28	Renewable power generation
YaksuESS Co., Ltd	29	Installing ESS related equipment

Joint Ventures:
Canada Korea Uranium Limited Partnership(5)	13	Resources development
KEPCO-Uhde Inc.(7)	53	Power generation
Eco Biomass Energy Sdn. Bhd.(7)	62	Power generation
Datang Chaoyang Renewable Power Co., Ltd.	40	Power generation
Shuweihat Asia Power Investment B.V.	49	Holding company
Shuweihat Asia Operation & Maintenance Company(7)	55	Maintenance of utility plant
Waterbury Lake Uranium L.P.	37	Resources development

	Ownership (Percent)	Principal Activities
ASM-BG Investicii AD	50	Power generation
RES Technology AD	50	Power generation
KV Holdings, Inc.	40	Power generation
KEPCO SPC Power Corporation(7)	75	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40	Power generation
Rabigh Electricity Company	40	Power generation
Rabigh Operation & Maintenance Company	40	Maintenance of utility plant
Jamaica Public Service Company Limited	40	Power generation
KW Nuclear Components Co., Ltd.	45	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25	Power generation
GS Donghae Electric Power Co., Ltd.	34	Power generation
Global Trade Of Power System Co., Ltd.	29	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.	29	Power generation
KODE NOVUS I LLC	50	Power generation
KODE NOVUS II LLC	50	Power generation
Daejung Offshore Wind Power Co., Ltd.	50	Power generation
Amman Asia Electric Power Company(7)	60	Power generation
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)(7)	51	R&D
Dangjin Eco Power Co., Ltd.	34	Power generation
Honam Wind Power Co., Ltd.	29	Power generation
Chun-cheon Energy Co., Ltd.	30	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(3)	15	Power generation
Nghi Son 2 Power Ltd.	50	Power generation
Kelar S.A(7)	65	Power generation
PT. Tanjung Power Indonesia	35	Power generation
Incheon New Power Co., Ltd.	29	Power generation
Seokmun Energy Co., Ltd.	29	Power generation
Daehan Wind Power PSC	50	Power generation
Daegu Green Power Co., Ltd.(15)	29	Power generation
Barakah One Company(16)	18	Power generation
Nawah Energy Company(16)	18	Operation of utility plant
Momentum	33	International thermonuclear experimental reactor construction management

Notes:

(1)	The effective percentage of ownership (excluding the treasury stocks) is 21.57%.
(2)	We can exercise significant influence by virtue of our contractual right to appoint directors to the board of directors of this entity, and by strict decision criteria of our financial and operating policy of the board of directors.
(3)	We can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity.
(4)	We can exercise significant influence by virtue of our contractual right to appoint one out of four members of the steering committee of this entity. Moreover, we have significant financial transactions with this entity to the effect that we can exercise significant influence on this entity.
(5)	We have joint control on the associates by virtue of our contractual right to appoint directors to the board of directors of this entity, and by strict decision criteria of our financial and operating policy of the board of directors.

(6)	The Government regulates our ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between the Korea Power Exchange and our other subsidiaries. We can exercise significant influence by our right to nominate directors to the board of directors of this entity.
(7)	According to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, these entities are classified as joint ventures.
(8)	The reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(9)	As of December 31, 2016, 15.64% of ownership of Hyundai Energy Co., Ltd. was held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only do we have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank upon a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to us. In connection with this agreement, we applied the equity method on our 46.30% equity investment in Hyundai Energy Co., Ltd.
(10)	Following the merger of Daeryun Energy Co., Ltd. into Daeryun Power Co., Ltd., its parent, our effective percentage of ownership decreased to 19.45% after accounting for stock purchase options.
(11)	Our effective percentage of ownership (excluding the redeemable convertible preferred shares) is 25.54%.
(12)	Our effective percentage of ownership is less than 20%, but we can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity and the fact that a dominant portion of the investee’s sales transactions is generated from us.
(13)	Our effective percentage of ownership is more than 50% but we do not hold control over relevant business while we exercise significant influence by participating in the Investment Decision Committee. For this reason, this entity is classified as an associate.
(14)	Our effective percentage of ownership is more than 50%, but we do not control this entity according to the shareholders’ agreement. For this reason, this entity is classified as an associate.
(15)	This entity is reclassified from associates to joint ventures since the terms of the shareholders’ agreement had been amended.
(16)	Our effective percentage of ownership is less than 20%, but we have joint control over this entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.
(17)	Although our percentage of ownership temporarily decreased to 8.33% from the difference in timing of capital payment by shareholders, we can exercise significant influence by virtue of our right to appoint a director to the board of directors of this entity based on the shareholders’ agreement. Our percentage of ownership is 25.00% at the time of completion of capital payment.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea. As of December 31, 2016, the net book value of our property, plant and equipment was Won 145,743 billion. As of December 31, 2016, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 354 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

Pursuant to a Government plan announced in 2005, which mandated relocation of the headquarters of select government-invested enterprises from the Seoul metropolitan area to other provinces in Korea as part of an initiative to foster balanced economic growth in the provinces, we, our generation subsidiaries and our certain subsidiaries relocated our respective headquarters to the designated locations during 2014 and 2015. Our headquarters are currently located in Naju in Jeollanam-do Province while the headquarters of our six generation subsidiaries and other subsidiaries are various cities outside of Seoul across Korea.

In connection with the relocation of our headquarters, in September 2014 we entered into an agreement to sell the property housing our prior headquarters to a consortium consisting of members of the Hyundai Motor group for Won 10,550 billion through an open bidding. The sale was completed in September 2015.

During 2016, we completed the sales of 117 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 36 billion. The book value of such properties amounted to Won 18 billion, representing 0.2% of our total assets as of December 31, 2016. The foregoing sales reflect our ongoing efforts to improve our financial soundness through debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

Under the Electricity Business Act and the Price Stabilization Act, the Government generally establishes electricity rates at levels that are expected to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of the fair investment return, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” From 2014 to 2015, largely due to the general decline of fuel prices, relatively stable exchange rates,, the sale of the properties in our previous headquarters and the greater use of coal relative to LNG (the former being a cheaper source of fuel) as a proportion of the fuels used to produce electricity, our gross profit, operating profit and net profit increased significantly.

If fuel prices were to rise substantially and rapidly in the future, such rise may have a material adverse effect on our results of operations and profitability. In part to address these concerns, the Government from time to time increases the electricity tariff rates. However, such increases may be insufficient to fully offset the adverse impact from the rise in fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer. On the other hand, if fuel prices decrease, substantial political pressure may lead the Government to lower the level of electricity tariff in a relatively shorter period of time due to the lack of public opposition, which could negatively affect our profit margins and in turn our financial condition and results of operations.

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

Demand for electricity in Korea grew at a compounded average rate of 1.6% per annum for the five years ended December 31, 2016. According to the Bank of Korea, the compounded growth rate for GDP was approximately 3.0% for the same period. The GDP growth rate was approximately 3.3%, 2.8% and 2.8% during 2014, 2015 and 2016, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2012	2013	2014	2015	2016
Growth in GDP	2.3%	2.9%	3.3%	2.8%	2.8%
Growth in electricity consumption	2.5%	1.8%	0.6%	1.3%	2.8%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 278,828 gigawatt hours in 2016, representing a 1.9% increase from 2015, largely due to the turnaround in industries such as semiconductors, chemicals and petrochemicals that are heavy users of electricity.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea, which in recent years have resulted in increased office building construction, office automation and use of air conditioners. Demand for electricity from the commercial sector increased to 108,617 gigawatt hours in 2016, representing a 4.8% increase from 2015 largely due to a rebound in the domestic economy and increased air conditioning use in commercial buildings during the summer.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. In 2016, we distributed electricity to approximately 22 million households, which represent substantially all of the households in Korea. Demand for electricity from the residential sector increased to 68,057 gigawatt hours in 2016, representing a 3.7% increase compared to 2015, largely due to the opening of new urban clusters with large-scale residential complexes as well as increased air conditioning use in residential buildings during the summer.

For a discussion on demand by the type of customers, see Item 4.B.. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 86.2%, 83.3% and 81.5% in 2014, 2015 and 2016, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

We expect that we will continue to have a dominant market share in the generation, transmission and distribution of electricity in Korea for the foreseeable future, absent any substantial changes to the Restructuring Plan or other policy initiatives by the Government in relation to the Korean electric power industry, or an unexpected level of market penetration by independent power producers or localized electricity suppliers under the Community Energy System. However, our market dominance in the electricity distribution in Korea may face potential erosion in light of the recent Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced by the Government in June 2016. This proposal contemplates a gradual opening of the electricity trading market to the private sector although no detailed roadmap has been provided for such opening. It is currently premature to predict to what extent, or in what direction, the liberalization of the electricity trading market will happen. Nonetheless, any significant liberalization of the electricity trading market may result in substantial reduction of our market share in electricity distribution in Korea, which would have a material adverse effect on our business, results of operation and cash flows. See Item 4.B. “Business Overview—Competition.”

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity. In contrast, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. Partly in response to the variance between our actual rates of return and the fair rate of return, the Government from time to time increases the electricity tariff rates, but there typically is a significant time lag for the tariff increase as such increase requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use through sector-specific tariff increases. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Since 2014, however, largely due to the decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return; however, substantially all of the resulting excess has been used to fund capital expenditure and repair and maintenance, as well as to offer tariff discounts to economically or otherwise disadvantaged households, and investments in renewable energy and other environmental programs.

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

In the past, the Government effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial. No cross-sector tariff increase has been implemented since November 2013, largely due to the downward trend in fuel costs. However, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, the new tariff structure encourages energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods during the summer and the winter. Third, a temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation, financial condition and cash flows.

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

Fuel costs constituted 41.4%, 33.3% and 30.9% of our cost of sales, and the ratio of fuel costs to our sales was 36.1%, 25.9% and 23.4% in 2014, 2015 and 2016, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel.”

Uranium accounted for 35.3%, 38.1% and 37.1% of our fuel requirements in 2014, 2015 and 2016, respectively. Coal accounted for 46.0%, 47.9% and 47.7% of our fuel requirements in 2014, 2015 and 2016, respectively. LNG accounted for 15.5%, 10.7% and 10.8% of our fuel requirements in 2014, 2015 and 2016, respectively. Oil accounted for 1.7%, 2.2% and 3.0% of our fuel requirements in 2014, 2015 and 2016, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2016, approximately 82% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 18% purchased on the spot market. The average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts increased from US$58.0 per ton in 2015 to US$66.8 per ton in 2016 and to US$84.4 per ton as of April 13, 2017. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

From 2014 to 2016, the prices of oil and LNG fell significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil declined from US$51.1 per barrel in 2015 to US$41.4 per barrel in 2016 but rebounded to US$54.2 per barrel as of April 14, 2017.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see Item 3.A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar increased from Won 1,090.9 on December 31, 2014 to Won 1,169.3 on December 31, 2015 and to Won 1,203.7 on December 31, 2016 and fell down to Won 1,136.7 on April 14, 2017. In 2015 and 2016, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2016, approximately 23.1% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

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

New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing IFRS and other standards are effective for annual periods beginning after January 1, 2016; however, we have not adopted such amendments yet and are currently in the process of evaluating the impact on our consolidated financial statements upon the adoption of these amendments.

•

IFRS 9—Financial Instruments. Under the existing guidance in IAS 39, the impairment loss is recognized only if there is an objective evidence using ‘incurred loss’ model. Since IFRS 9 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model, the loss allowances may increase upon the adoption of this new standard.

•

IFRS 15—Revenue from contract with customers. Upon the adoption of this new standard, the timing of revenue recognition may be changed depending on whether the performance obligations in the contract are identified and the duration of such obligations under certain contracts such as operation and maintenance contracts.

•	IFRS 16—Leases. Upon the adoption of this new standard, a right-of-use asset will be recognized as a ‘right-of-use’ model is applied to all leases, and the related lease liability may increase.

•	Amendments to IAS 12—Income Taxes

•	Amendments to IFRS 2—Share-based Payment

•	Amendments to IAS 7—Statement of Cash Flows

•	IFRIC 22—Foreign Currency Transactions and Advance Consideration

•	Amendments to IAS 40—Investment Property

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

Construction Contracts

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs except where this would not be representative of the stage of completion, utilizing the cost-based input method. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the total estimated costs expected to be incurred in the future, costs incurred which are not related to construction progress, changes in costs due to change of contract or design, etc. Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

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

As of December 31, 2014, we had Won 618 billion of net amounts as assets, and as of December 31, 2015, we had Won 451 billion of net amounts as liabilities. As of December 31, 2016, we had Won 643 billion of net amounts as assets. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

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

As of December 31, 2014, 2015 and 2016, we had a liability for decommissioning costs in the amounts of Won 13,234 billion, Won 12,562 billion and Won 13,050 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used discount rates of 4.49%, 3.55% and 3.55% and inflation rates of 2.93%, 1.40% and 1.40% when calculating the decommissioning cost liability of nuclear plants recorded as of December 31, 2014, 2015 and 2016, respectively, and discount rate of 4.49% and inflation rate of 2.93% when calculating the decommissioning cost liability of spent fuel recorded as of December 31, 2014, 2015 and 2016. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	295	￦(287)	￦(262)	￦	270

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

As of December 31, 2014, 2015 and 2016, we had liabilities of Won 200 billion, Won 182 billion and Won 192 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 3.78% and an inflation rate of 2.79% as of December 31, 2014, a discount rate of 3.21% and an inflation rate of 2.65% as of December 31, 2015 and a discount rate of 2.77% and an inflation rate of 1.29% as of December 31, 2016.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2016. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

The estimated useful lives of our property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain machinery were changed during 2016 and as a result, depreciation expenses increased by Won 160,985 million for the year ended December 31, 2016. Depreciation expenses are expected to increase by Won 130,514 million and Won 91,197 million for the years ending December 31, 2017 and 2018, respectively, and to decrease by Won 382,696 million for the years after December 31, 2018.

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

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount of the asset or asset group in the case of impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. We performed impairment tests on individual assets of KOSEP and EWP, both of which are wholly owned subsidiaries, for the year ended December 31, 2015 due to potential indictors of impairment. For the year ended December 31, 2016, there were no potential indicators of impairment, and we therefore did not perform an impairment test for such year. Accordingly, we recognized the amount by which the carrying amount exceeds its recoverable amount as impairment loss on our consolidated statements of comprehensive income. See Note 18 of the notes to our consolidated financial statements included in this annual report for further information.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. In relation to these matters, as of December 31, 2016, we and our subsidiaries were engaged in 675 lawsuits as a defendant and 193 lawsuits as a plaintiff. The total amount claimed against us and our subsidiaries was Won 636 billion and the total amount claimed by us was Won 490 billion as of December 31, 2016. As of December 31, 2016, our provisions for these legal claims amounted to Won 198 billion. These provisions are adjusted when events or circumstances cause these judgments or estimates to change.

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

Consolidated Results of Operations

2016 Compared to 2015

In 2016, our consolidated sales, which is principally derived from the sale of electric power, increased by 2.0% to Won 59,763 billion from Won 58,582 billion in 2015, reflecting primarily a 2.8% increase in the volume of electricity sold from 483,655 gigawatt hours in 2015 to 497,039 gigawatt hours in 2016. The overall increase in the volume of electricity sold was primarily attributable to a 1.9% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 273,548 gigawatt hours in 2015 to 278,828 gigawatt hours in 2016, a 4.8% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, from

103,679 gigawatt hours in 2015 to 108,617 gigawatt hours in 2016, and a 3.7% increase in the volume of electricity sold to the residential sector from 65,619 gigawatt hours in 2015 to 68,057 gigawatt hours in 2016. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity as a result of the turnaround in industries such as semiconductors, chemicals and petrochemicals, which involved increased industrial output and greater capacity utilization of industrial plants. The increase in the volume of electricity sold to the commercial sector was primarily due to a rebound in the domestic economy and increased air conditioning use in commercial buildings during the summer. The increase in the volume of electricity sold to the residential sector was primarily due to the opening of new urban clusters with large-scale residential complexes as well as increased air conditioning use in residential buildings during the summer. Sales of construction services increased by 7.1% to Won 4,027 billion in 2016 from Won 3,761 billion in 2015 primarily due to an increase in sales recorded from the construction-in-progress of our nuclear complex construction projects in the United Arab Emirates.

Our consolidated cost of sales, which is principally derived from the costs related to the purchase of fuels for generation of electricity and to a lesser extent, from the purchase of power from independent power producers, depreciation and salaries, remained substantially flat, or increased by 0.2%, to Won 45,550 billion in 2016 from Won 45,458 billion in 2015, primarily due to a 15.6% increase in salaries, a 7.3% increase in depreciation and a 9.9% increase in other cost of sales, which were substantially offset by a 7.2% decrease in fuel costs and a 5.9% decrease in power purchase.

Fuel costs, which accounted for 30.9% and 33.3% of our consolidated cost of sales in 2016 and 2015, respectively, decreased by 7.2% to Won 14,067 billion in 2016 from Won 15,159 billion in 2015, largely due to a 24.3% decrease in unit fuel cost mainly resulting from the general decline in international market prices for our main fuel types, as well as an increased use of less expensive fuel sources such as coal and nuclear power, including due to the commencement of operation of one nuclear unit in 2016. Power purchase, which accounted for 23.6% and 25.1% of our cost of sales in 2016 and 2015, respectively, decreased by 5.9% to Won 10,756 billion in 2016 from Won 11,428 billion in 2015, primarily due to a 20.4% decrease in the unit cost of power purchased from Won 119.6 per kilowatt-hour in 2015 to Won 95.2 per kilowatt-hour in 2016, largely resulting from a general decline in international market prices for the main fuel types, which led to a decrease in the price of electricity generated by independent power producers. Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,085 billion and Won 1,057 billion in 2016 and in 2015, respectively, increased by 7.3% to Won 7,620 billion in 2016 from Won 7,102 billion in 2015 primarily due to an increase of additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Salaries recorded as cost of sales increased by 15.6% to Won 3,426 billion in 2016 from Won 2,962 billion in 2015 primarily due to an increase in base salary in tandem with the inflation rate and an increase in provision expenses related to the ordinary wage litigation for our generation subsidiaries as described in Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.” Other cost of sales increased by 9.9% to Won 4,488 billion in 2016 from Won 4,083 billion in 2015 primarily due to an increase in costs recorded from the construction-in-progress of our nuclear complex construction projects in the United Arab Emirates.

As a cumulative result of the foregoing factors, our consolidated gross profit increased by 8.3% to Won 14,213 billion in 2016 from Won 13,124 billion in 2015, and our consolidated gross profit margin increased to 23.8% in 2016 from 22.4%% in 2015. The increases in our consolidated gross profit and consolidated gross profit margin were largely attributable to the 2.0% increase in our consolidated sales (which was primarily due to the 2.8% increase in the volume of electricity sold, as well as the 7.1% increase in the sales of construction services), which substantially outpaced the 0.2% increase in our consolidated cost of sales (which was mainly due to the 15.6% increase in salaries, the 7.3% increase in depreciation and the 9.9% increase in other cost of sales, which were substantially offset by the 7.2% decrease in fuel costs and the 5.9% decrease in power purchase).

Our consolidated selling and administrative expenses increased by 22.6% to Won 2,639 billion in 2016 from Won 2,153 billion in 2015, largely due to a 151.4% increase in other expenses, which mainly resulted from the commencement of a campaign to subsidize households for the use of electronic appliances with high energy efficiency and, to a lesser extent, an increase in salaries recorded as selling and administrative expenses.

Our consolidated other income, net of expenses, decreased by 6.7% to Won 652 billion in 2016 from Won 699 billion in 2015, mainly as a result of a decrease in compensation and reparations revenue, which relate to penalties collected from sub-contractors as a result of contractual breaches.

Our consolidated net other gains decreased significantly to Won 70 billion in 2016 from Won 8,611 billion in 2015, primarily as a result of a decrease in gains on disposal of property, plant and equipment. The decrease in gains on disposal of property, plant and equipment decreased largely due to the absence in 2016 of a disposal of property in magnitude comparable to the sale of our previous headquarters in 2015.

As a cumulative result of the foregoing factors, our consolidated operating profit decreased by 39.4% to Won 12,296 billion in 2016 from Won 20,281 billion in 2015, and our consolidated operating income margin decreased to 20.6% in 2016 from 34.6% in 2015. These decreases were mainly due to a significant decrease in our consolidated net other gains primarily as a result of a decrease in gains on disposal of property, plant and equipment due to the absence in 2016 of a disposal of property in magnitude comparable to the sale of our previous headquarters in 2015.

Our consolidated finance expenses, net, decreased by 10.2% to Won 1,646 billion in 2016 from Won 1,832 billion in 2015, primarily as a result of a decrease in interest expense and a decrease in net losses on foreign currency translation, which were partially offset by a decrease in net gains on valuation of derivatives.

We recorded consolidated loss of associates or joint ventures using equity method of Won 137 billion in 2016 compared to such gain of Won 207 billion in 2015, primarily as a result of a decrease in profit of Korea Gas Corporation.

As a cumulative result of the foregoing factors, our consolidated income before income taxes decreased by 43.6% to Won 10,513 billion in 2016 from Won 18,656 billion in 2015.

Our income tax expense decreased by 35.8% to Won 3,365 billion in 2016 from Won 5,239 billion in 2015, largely as a result of the decrease in our profit before income taxes. Our effective tax expense (benefit) rate, which represents tax expense (benefit) as a percentage of profit (loss) before income taxes, increased from 28.1% in 2015 to 32.0% in 2016 primarily due to an increase of adjustment in respect of prior years due to change in estimate. In 2016, the effective tax rate was higher than the statutory rate of 24.2%, primarily due to the recognition of deferred tax liabilities regarding our investments in subsidiaries, associates and joint ventures primarily in connection with taxable temporary differences related to undistributed earnings. See Note 41 to our financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated profit decreased by 46.7% to Won 7,148 billion in 2016 from Won 13,416 billion in 2015. Our consolidated net profit margin also decreased to 12.0% in 2016 from 22.9% in 2015. Our profit attributable to the owners of the company was Won 7,048 billion in 2016 compared to Won 13,289 billion attributable to the owners of the company in 2015.

We reported consolidated other comprehensive loss of Won 2 billion in 2016 compared to consolidated other comprehensive income of Won 34 billion in 2015, largely due to decrease in net change in other comprehensive income from equity method investments primarily in relation to Gemeng International Energy Co., Ltd, which was partially offset by an increase in net change in the realized fair value of available-for-sale securities primarily in relation to PT Adaro Energy Tbk.

As a cumulative result of the above factors, our consolidated total comprehensive income decreased by 46.9% to Won 7,146 billion in 2016 from Won 13,450 billion in 2015.

2015 Compared to 2014

In 2015, our consolidated sales, which is principally derived from the sale of electric power, increased by 2.6% to Won 58,582 billion from Won 57,123 billion in 2014, reflecting primarily a 0.3% increase in our average electricity tariff rates in 2015 compared to 2014 and a 1.3% increase in the volume of electricity sold from 477,592 gigawatt hours in 2014 to 483,655 gigawatt hours in 2015. The overall increase in the volume of electricity sold was primarily attributable to a 0.4% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, from 272,552 gigawatt hours in 2014 to 273,548 gigawatt hours in 2015, a 2.9% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, from 100,761 gigawatt hours in 2014 to 103,679 gigawatt hours in 2015, and a 1.8% increase in the volume of electricity sold to the residential sector from 64,457 gigawatt hours in 2014 to 65,619 gigawatt hours in 2015. The increase in the volume of electricity sold to the industrial sector was primarily due to the general increase in demand for electricity as a result of continued export-led growth of the Korean economy, which involved increased industrial output and greater capacity utilization of industrial plants. The increase in the volume of electricity sold to the commercial sector was primarily due to the recovery of market demand as a result of various government policies to boost the economy. The increase in the volume of electricity sold to the residential sector was primarily due to an increase in household electricity usage for air conditioning and heating. Sales of construction services increased by 26.8% to Won 3,761 billion in 2015 from Won 2,965 billion primarily due to an increase in sales recorded from the construction-in-progress of our nuclear complex construction projects in the United Arab Emirates.

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

Fuel costs, which accounted for 33.3% and 41.4% of our consolidated cost of sales in 2015 and 2014, respectively, decreased by 26.4% to Won 15,159 billion in 2015 from Won 20,595 billion in 2014 largely due to a 28.7% decrease in unit fuel cost mainly resulting from the general decline in international market prices for our main fuel types, as well as an increased use of less expensive fuel sources such as coal and nuclear power due to the operational commencement of one nuclear generation unit and two coal generation units and the resumption of one nuclear generation unit in 2015. Purchased power, which accounted for 25.1% and 25.3% of our cost of sales in 2015 and 2014, respectively, decreased by 9.3% to Won 11,428 billion in 2015 from Won 12,602 billion in 2014, primarily due to a 22.7% decrease in the cost of power purchased from Won 154.70 per kilowatt-hour in 2014 to Won 119.60 per kilowatt-hour in 2015, primarily due to a general decline in international market prices for our main fuel types. Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,057 billion and Won 957 billion in 2015 and in 2014, respectively, increased by 5.0% to Won 7,102 billion in 2015 from Won 6,763 billion in 2014 primarily due to an increase of additional property, plant and equipment related to the construction of new generation facilities pursuant to our capital investment program.

Salaries recorded as cost of sales increased by 12.5% to Won 2,962 billion in 2015 from Won 2,634 billion in 2014 primarily due to an increase in base salary in tandem with the inflation rate and an increase in provision expenses related to the ordinary wage litigation as described in Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.” Other cost of sales increased by 22.8% to Won 8,805 billion in 2015 from Won 7,169 billion in 2014 primarily due to an increase in costs related to our nuclear complex construction projects in the United Arab Emirates.

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

Our consolidated other income, net of expenses, increased by 5.0% to Won 699 billion in 2015 from Won 666 billion in 2014, mainly as a result of an increase in revenue related to the transfer of assets from customers, which were substantially offset by a decrease in gains from the electricity infrastructure development fund.

Our consolidated net other gains increased significantly to Won 8,611 billion in 2015 from Won 107 billion in 2014, primarily as a result of an increase in gains on disposal of property, plant and equipment. The gains on disposal of property, plant and equipment increased largely due to the sale of the properties in our previous headquarters in 2015.

As a cumulative result of the foregoing factors, our consolidated operating profit increased more than threefold to Won 20,281 billion in 2015 from Won 6,209 billion in 2014, and our consolidated operating income margin increased to 34.6% in 2015 from 10.9% in 2014. These increases were mainly due to the 2.6% increase in our consolidated sales and the 8.7% decrease in our consolidated cost of sales as well as a significant increase in our consolidated net other gains primarily as a result of an increase in gains on disposal of property, plant and equipment due to the sale of the properties in our previous headquarters.

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

Our income tax expense increased to Won 5,239 billion in 2015 from Won 1,430 billion in 2014, largely as a result of an increase in our profit before income taxes. Our effective tax expense (benefit) rate, which represents tax expense (benefit) as a percentage of profit (loss) before income taxes, decreased from 33.8% in 2014 to 28.1% in 2015 primarily due to an increase in profit which is not subject to deferred income tax. In 2015, the effective tax rate was higher than the statutory rate of 24.2%, primarily due to the recognition of deferred tax liabilities regarding our investments in subsidiaries, associates and joint ventures primarily in connection with taxable temporary differences related to undistributed earnings. See Note 41 to our financial statements included in this annual report.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to us through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2014, 2015 and 2016, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.8%, 2.8% and 3.0% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 16,629 billion, Won 15,750 billion and Won 13,950 billion in 2014, 2015 and 2016, respectively, and under our current budgets, are estimated to be approximately Won 14,307 billion, Won 13,842 billion and Won 16,071 billion in 2017, 2018 and 2019, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by government-affiliated energy companies. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small- to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector. The total size of these funds was US$1 trillion as of December 31, 2016; these funds were funded from our budget for new energy industry projects, which totaled US$6.4 trillion in 2016 and were expended in research and development, efficiency improvements and educational solar power projects, among others. Our budget for new energy industry projects in 2017 amounts to US$5.6 trillion, of which US$1 trillion has been earmarked for potential additional commitments to the New Energy Industry Fund.

Furthermore, according to a plan announced in July 2016 by the Ministry of Trade, Industry and Energy in relation to coal-fired electricity generation units, 10 of our coal generation units that are 30 years or older will be required to be shut down or convert to another fuel use, 43 of our such units that are less than 30 years old will be subject to retrofitting and overall replacement of environmental facilities, and 20 of our such units currently under construction will be subject to more rigorous emission standards. Compliance with such measures is expected to result in our incurring significant costs.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2014, 2015 and 2016, fuel costs constituted 41.4%, 33.3% and 30.9% of our cost of sales and the ratio of fuel costs to our sales was 36.1%, 25.9% and 23.4%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-paying debt (excluding issue discounts and premium)

before accounting for swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2016 for each year from 2017 to 2021 and thereafter. As of December 31, 2016, such debt represented 96.0% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total
	(in billions of Won)
2017	598	40	5,650	2,175	8,463
2018	33	—	5,200	3,108	8,341
2019	9	—	4,200	1,560	5,769
2020	9	—	4,820	888	5,717
2021	9	9	3,720	967	4,705
Thereafter	40	2	16,130	2,418	18,590
Total	698	51	39,720	11,116	51,585

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-paying debt of Won 3,121 billion, Won 2,846 billion and Won 2,490 billion in 2014, 2015 and 2016, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ debt were 3.93%, 3.87% and 3.69% in 2014, 2015 and 2016, respectively.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 12,046 billion, Won 16,943 billion and Won 16,521 billion in 2014, 2015 and 2016, respectively.

As of December 31, 2014, 2015 and 2016, our long-term debt (excluding the current portion but including issue discounts and premium), before accounting for swap transactions, amounted to Won 55,720 billion, Won 50,907 billion and Won 44,700 billion, respectively, representing 101.6%, 74.9% and 61.2% of shareholders’ equity, respectively, as of such dates. As of December 31, 2014, 2015 and 2016, the current portions of our long-term debt were Won 6,446 billion, Won 7,243 billion and Won 8,134 billion, respectively. As of December 31, 2014, 2015 and 2016, our short-term borrowings amounted to Won 659 billion, Won 604 billion and Won 806 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, as of December 31, 2016 was Won 52,949 billion, of which Won 40,730 billion was denominated in Won and an equivalent of Won 12,219 billion was denominated in foreign currencies, primarily U.S. dollars. In addition, we, KHNP and KOWEPO also maintain U.S. dollar-denominated global medium-term note programs in the aggregate amount of US$10 billion, of which approximately US$6.6 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, amounted to Won 12,366 billion and Won 12,219 billion as of December 31, 2015 and 2016, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 3,747 billion in aggregate and foreign currency-denominated facilities amounting to US$1,954 million in aggregate. The full amount of these facilities was available as of December 31, 2016.

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

Our total shareholders’ equity increased by 7.5% from Won 67,942 billion as of December 31, 2015 to Won 73,051 billion as of December 31, 2016, mainly as a result of an increase in total comprehensive income.

Liquidity

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 3.1% from Won 141,361 billion as of December 31, 2015 to Won 145,743 billion as of December 31, 2016. Although fuel costs decreased by 7.2% from Won 15,159 billion in 2015 to Won 14,067 billion in 2016, our current trade and other payables which is closely related to fuel costs increased by 17.9% from Won 4,736 billion as of December 31, 2015 to Won 5,585 billion as of December 31, 2016. Our current financial liabilities increased by 13.8% from Won 7,857 billion as of December 31, 2015 to Won 8,942 billion as of December 31, 2016 according to our debt repayment schedule.

Our cash flows are also impacted by other factors. Our net cash provided by operating activities decreased by 2.5% from Won 16,943 billion in 2015 to Won 16,521 billion in 2016. The decrease in net cash provided by operating activities in 2016 compared to 2015 was mainly due to an increase in income taxes paid. Our cash flows from investing activities are affected by acquisitions of property, plant and equipment. Our net cash used in investing activities decreased by 1.3% from Won 9,774 billion in 2015 to Won 9,646 billion in 2016. Our cash flows from financing activities are mainly affected by borrowings and issuance of debt securities and repayment thereof, as well as dividends paid. Our net cash used in financing activities increased by 46.7% from Won 5,207 billion in 2015 to Won 7,637 billion in 2016, largely due to an increase in dividends paid.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2014, 2015 and 2016, we had a working capital deficit of Won 4,780 billion, Won 686 billion and Won 5,031 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2016, approximately 23.1% of our long-term debt (including the current portion but excluding issue discounts and premium) before accounting for swap transactions was denominated in currencies other than Won.

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

We paid dividends of Won 500 per share in respect of fiscal year 2014 and Won 3,100 per share in respect of fiscal year 2015. On April 20, 2017, we paid dividends of Won 1,980 per share in respect of fiscal year 2016.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4.B. “Business Overview—Regulation.”

Item 5.C. Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development program is focused on developing advanced electric power, renewable energy, smart grid and customer-friendly electricity service technologies that will enable us to become a global leader in the energy industry. In order to achieve our corporate vision of becoming a “Smart Energy Creator” in 2014, we adopted the KEPCO Technology Strategy, which emphasizes enhanced technological convergence and customer service. As part of such strategy, we seek to develop (i) clean and smart energy technology, including in relation to low carbon emission in power generation, (ii) an efficient and intelligent power transmission and distribution grid system, (iii) technology that will enhance efficiency and responsiveness to consumer’s electricity consumption patterns, and (iv) improvements in information, communication and technology, or ICT, for enhanced customer service.

In 2017, consistent with the Government guidelines, we plan to invest approximately 7.3 % of our annual revenue in the research and development of “creative smart” technologies, particularly with a focus on the following ten areas: carbon-related technology known as “carbon capture, utilization and storage “, offshore wind power, new power transmission technology, super conductor, smart grid, micro grid, new materials in electric power fields, ICT convergence, ICT integration and energy storage systems.

Our high-priority “creative smart energy” projects currently include the following:

•	acquiring integrated gasified process technology;

•	establishing high-tech smart grid and micro grid test beds in Jeju Island;

•	developing highly efficient absorbents for carbon capture;

•	commercializing offshore wind power plants;

•	obtaining high-voltage direct currents technology suitable for domestic operation; and

•	experimental testing of large-scale energy storage systems with capacities ranging from four to eight megawatts.

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

We and our six generation subsidiaries invested Won 638 billion, Won 660 billion and Won 530 billion in 2014, 2015 and 2016, respectively, and currently plan to invest Won 639 billion in 2017, on research and development. Our current focus in research and development is primarily in the area of ICT-based smart energy technological development. We had 1,056 employees engaged in research and development activities as of December 31, 2016. As a result of our research, we had 2,469 registered patents and 2,363 patent applications outstanding in Korea and abroad as of December 31, 2016.

Item 5.D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E. Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements as of December 31, 2016.

Item 5.F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of the contractual obligations of us and our six wholly-owned generation subsidiaries as of December 31, 2016 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		3–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)		51,157		8,036		14,110		10,421		18,590
Short-term borrowings		428		428		—		—		—
Interest payments(3)		10,094		1,623		2,578		1,743		4,150

Total	￦	61,679	￦	10,087	￦	16,688	￦	12,164	￦	22,740

Notes:

(1)	Other than as set forth in this table, we have several other contractual obligations, including finance lease agreements and fuel purchase agreements. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2016 were immaterial. Contractual obligations related to payment of debt of us and our six wholly-owned generation subsidiaries represented 96.1% of our outstanding debt as of December 31, 2016 on a consolidated basis. As for fuel purchase agreements, our generation subsidiaries have entered into several contracts under which they are committed to purchasing minimum quantities of fuel, including approximately 80 million tons of bituminous coal annually, approximately 34,719 tons of U3O8, a uranium ore concentrate, by 2030, and a quantity of LNG to be annually negotiated with Korea Gas Corporation, among others. The fuel purchase price is typically negotiated near or at the time of purchase subject to prevailing market conditions. In 2016, we purchased fuel in the amount of Won 12.6 trillion.
(2)	Includes the current portion.
(3)	A portion of our debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2016 for the variable rate of interest in calculating the interest payments on debt for the periods indicated.

For a description of our commercial commitments and contingent liabilities, see Note 50 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd. and three other non-renewable energy independent power producers that are not part of the Community Energy System, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 1,980 billion, Won 1,049 billion and Won 896 billion in 2014, 2015 and 2016, respectively.

We meet our coal requirements primarily through purchases of bituminous coal and anthracite coal under long-term supply contracts with domestic and foreign suppliers to purchase. Under these long-term supply contracts, purchase prices are adjusted periodically based on prevailing market conditions. We also purchase a substantial portion of our LNG requirements from Korea Gas Corporation, a related party. We have also entered into long-term transportation contracts with Pan Ocean Co., Ltd. and others.

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

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2016 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD, JPY, INR, GBP, SAR, NPR, AED and EUR)
Payment of import letter of credits	Shinhan Bank(1)	KRW	19,721
	Woori Bank and others	USD	881,380
Inclusive credits	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	258,000
	HSBC and others	USD	332,510
Performance guarantees on guarantees	Kookmin Bank and others	EUR	21,291
	KEB Hana Bank	INR	236,443
	Seoul Guarantee Insurance and others	KRW	93,781
	Bank of Kathmandu	NPR	32,633
	KEB Hana Bank and others	USD	634,223
Guarantees for bid	SMBC and others	USD	18,660
Warranty bond and others	Bank of Kathmandu	NPR	7,176
	KEB Hana Bank	SAR	95,756
	HSBC and others	USD	3,615,443
Trade finance	BNP Paribas and others	USD	750,000
Other guarantees	Export-Import Bank of Korea	EUR	1,400
	KEB Hana Bank	INR	157,830
	KEB Hana Bank	JPY	756,669
	Nonghyup Bank and others	KRW	277,336
	KEB Hana Bank	SAR	2,240
	KEB Hana Bank and others	USD	1,111,636

Note:

(1)	We were provided with a guarantee of ￦198 million from Daewoo Engineering & Construction Co. Ltd. for some of these commitments.

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD)
Overdraft	Nonghyup Bank and others	KRW	1,915,000
Commercial paper	Shinhan Bank and others	KRW	700,000
Limit amount available for card	KEB Hana Bank and others	KRW	46,323
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,132,282
	BNP Paribas and others	USD	1,954,150

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

We have outstanding borrowings with a limit of US$275.6 million from creditors such as International Finance Corporation. Regarding the borrowing contract, we have guaranteed capital contribution of US$69.8 million and additional contribution up to US$19 million for contingencies, if any. For one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., we have provided payment guarantee up to US$2,110 thousand, in case of a construction delay or insufficient contract volume after commencement of the construction.

We have provided PT. Perusahaan Listrik Negara performance guarantee up to USD 917 thousand in proportion to our ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia. Also, in relation to the business, we have provided Limited Notice To Proceed 2 (“LNTP 2”) Offshore performance payment guarantee amounting to USD 2,784 thousand to Hyundai Engineering Co. Ltd., Toshiba Corporation and MHPS, and LNTP 2 Onshore performance payment guarantee amounting to USD 380 thousand to Hyundai E&C and Toshiba Asia Pacific Indonesia (TAPI) based on the interest owned by us to progress the construction.

We have provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, our associate.

We have provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,684 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

Existing guarantees provided by us to our associates and joint ventures as of December 31, 2016 are as follows.

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KEPCO	KEPCO SPC Power Corporation	Debt guarantees	USD	71,192	SMBC, Export-Import Bank of Korea and ADB
KEPCO	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD	11,000	SAPCO
KEPCO	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
KEPCO	Rabigh Operation & Maintenance Company	Performance guarantees and others	USD	1,387	RABEC
KEPCO	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh
KEPCO	Barakah One Company	Debt guarantees	USD	90,000	Export-Import Bank of Korea
		Performance guarantees and others	USD	3,404,275
KOWEPO	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	27,211	KEB Hana Bank and others
		Guarantees for supplemental funding(1)		—
KOWEPO	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	43,276
		Impounding bonus guarantees	USD	5,000	SK E&C
KOWEPO	Rabigh O&M Co., Ltd.	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
KOWEPO	Deagu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	IBK
KOWEPO	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW	111,134	Kookmin Bank and others
KOWEPO	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Woori Bank
KOWEPO	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
KOWEPO	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank
EWP	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Heungkuk Life Insurance Co., Ltd. and others

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
EWP	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	580	KEB Hana Bank and others
		Guarantees for supplemental funding(1)	KRW	15,370
EWP	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	52,700	Kookmin Bank and others
		Guarantees for supplemental funding(1)	KRW	60,270
EWP	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank
EWP	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
EWP	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
EWP	PT. Tanjung Power Indonesia	Debt guarantees	USD	49,221	The Bank of Tokyo-Mitsubishi
KOSPO	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others(1)		—
KOSPO	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)		—
KOSPO	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding(1)		—
KOSPO	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	46,226	Shinhan Bank
KOSPO	KS Solar Corp. Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KOSPO	Kelar S.A.	Performance guarantees(1)	USD	50,700	KEB Hana Bank, SMBC, Mizuho Bank, BTMU, Natixis
		Debt guarantees	USD	132,600	BANCO SANTANDER-CHILE, SMBC, Mizuho Bank
KOSPO	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)		—
KOSPO	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding and others(1)		—
KOSPO	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others(1)		—	Shinhan Bank
KEPCO E&C	DS Power Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and others
KOMIPO	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)		—
KOMIPO	PT. Cirebon Electric Power	Debt guarantees	USD	9,653	Mizuho Bank
KOMIPO	PT. Wampu Electric Power	Debt guarantees		5,367	SMBC
KOMIPO	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,409	IBK and others
KOSEP	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others(1)	KRW	78,600

Primary Guarantor (Providing Company)	Secondary Guarantor (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KOSEP	RES Technology AD	Collateralized money invested	KRW	15,595	Korea Development Bank and others
		Debt guarantees	EUR	4,271
KOSEP	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	Korea Development Bank and others
		Debt guarantees	EUR	4,175
KOSEP	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others(1)(2)	KRW	2,500	Woori Bank
KOSEP	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others(1)		3,750	Korea Development Bank
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others(1)		—	The Export-Import Bank of Korea and others
KHNP	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
KHNP	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	1,740	KEB Hana Bank and others
KHNP	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	14,564	Shinhan Bank and others
KEPCO KPS	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding and others(1)

Note:

(1)	We guarantee to provide supplemental funding for businesses with respect to excessive business expenses or insufficient repayment of borrowings.
(2)	We have granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Express Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand us to dispose of shares in ESPG held by us and apply the resulting proceeds to repayment of ESPG’s obligations.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2016.

We are subject to legal proceedings. For a description of our legal proceedings, see Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

Board of Directors

Under the KEPCO Act, the Act on the Management of Public Institutions and our Articles of Incorporation, our board of directors, which is required to consist of not more than 15 directors, including the president, is vested with the authority over our management.

Pursuant to our Articles of Incorporation and the Act on the Management of Public Institutions, we have two types of directors: standing directors (sangim-isa in Korean) and non-standing directors (bisangim-isa in Korean). The standing directors refer to our directors who serve their directorship positions in full-time capacity. Many of our standing directors concurrently hold executive positions with us or our subsidiaries. The non-standing directors refer to our directors who do not serve their directorship positions in full-time capacity. The non-standing directors currently do not hold any executive positions with us or our subsidiaries.

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

Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management’s performance. Our president is appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders.

Our standing director who concurrently serve as members of the audit committee are appointed through the same appointment process applicable to our president, except that the motion for appointment is made by the Ministry of Strategy and Finance instead of the Ministry of Trade, Industry and Energy. Standing directors other than our president or those who concurrently serve as members of the audit committee are appointed by our president with the approval at the general meeting of our shareholders.

Our non-standing directors must be appointed by the minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management, and subject to approval at the general meeting of our shareholders. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

The term of our president is three years, while that of our directors (standing or non-standing, but not the president) is two years. According to the Act on the Management of Public Institutions, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Act on the Management of Public Institutions or upon an event as specified in our Articles of Incorporation.

Attendance by a majority of the board members constitutes a voting quorum for our board meetings, and resolutions can be passed by a majority of the board members. In the event the president acts in violation of law or the Articles of Incorporation, is negligent in his duties, or otherwise is deemed to be significantly impeded in performing his official duties as president, the board of directors may by resolution request the minister of the Ministry of Trade, Industry and Energy to dismiss or recommend the dismissal of the president.

Our non-standing directors may request any information necessary to fulfill their duties from our president, and except in special circumstances, our president must comply with such request.

The names, titles and outside occupations, if any, of the directors as of April 15, 2017 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
Cho, Hwan-Eik	(67)	President, Chief Executive Officer and Standing Director	None	December 17, 2012
Lee, Sung-Han	(60)	Standing Director and Member of the Audit Committee	Chaired Professor of College of Social Sciences, Dongguk University	May 2, 2016
Kim, Si-Ho	(59)	Standing Director and Executive Vice President of Domestic Operations	None	August 27, 2015
Lyu, Hyang-Reol	(59)	Standing Director and Executive Vice President of Overseas Operations	None	December 10, 2015
Hyun, Sang-Kwon	(59)	Standing Director and Executive Vice President, Chief Financial Officer and Strategy Officer	None	August 27, 2015
Park, Sung-Chul	(57)	Standing Director and Executive Vice President & Chief Sales Officer	None	July 26, 2016
Moon, Bong-Soo	(59)	Standing Director and Executive Vice President & Chief Power System Officer	None	January 10, 2017
Cho, Jeon-Hyeok	(56)	Non-Standing Director and Member of the Audit Committee	Chairman of Incheon City Committee of Barun Political Party	February 14, 2014
Lee, Kang-Hee	(74)	Non-Standing Director	Director of the Republic of Korea Parliamentarian Society	February 14, 2014
Koo, Ja-Yoon	(65)	Non-Standing Director	Chairman of Conseil International des Grands Reseaux Electriques Korea National Committee	September 2, 2014
Ahn, Choong-Yong	(76)	Non-Standing Director	Chairman of Korea Commission for Corporate Partnership	December 3, 2014
Sung, Tae-Hyun	(58)	Non-Standing Director and Member of the Audit Committee	Professor of Electrical Engineering, Hanyang University	August 12, 2014
Choi, Ki-Ryun	(70)	Non-Standing Director	Professor of Energy Systems Research, Ajou University	August 12, 2014
Kim, Ji-Hong	(61)	Non-Standing Director	None	May 16, 2016
Kim, Ju-Suen	(56)	Non-Standing Director and Member of the Audit Committee	Representative of Kim, Ju-Suen Law Office	August 6, 2015

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

Lee, Sung-Han has been our Standing Director since May 2, 2016. Mr. Lee also currently serves as the Chaired Professor of College of Social Sciences at Dongguk University. Mr. Lee previously served as the Commissioner General of the Korean National Police Agency, Director General of the Korean National Policy Agency’s Office of Audit and Inspection, and Consular at the Embassy of the Republic of Korea in the United States. Mr. Lee received a Ph.D in police administration from Dongguk University.

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

Hyun, Sang-Kwon has been our Standing Director since August 27, 2015. Mr. Hyun also currently serves as our Executive Vice President, Chief Financial Officer and Chief Strategy Officer, and previously served as our Vice President of Project Strategy & Planning. Mr. Hyun received an M.A. in public administration from Yonsei University Graduate School.

Park, Sung-Chul has been our Standing Director since August 27, 2015. Mr. Park also currently serves as our Executive Vice President and Chief Sales Officer and previously served as Vice President of Seongnam District Division. Mr. Park received an M.A. in electrical engineering from Yonsei University Graduate School.

Moon, Bong-Soo has been our Standing Director since January 10, 2017. Mr. Moon also currently serves as our Executive Vice President and Chief Power System Officer and previously served as our Director General of Project Strategy & Planning Office. Mr. Moon received a B.A. in electrical engineering from Seoul National University.

Cho, Jeon-Hyeok has been our Non-Standing Director since February 14, 2014. Mr. Cho is currently the Chairman of Incheon City Committee of Barun Political Party. Mr. Cho previously served as a Professor of the Department of Economics, National University of Incheon and Chief Executive Officer of Naeil Venture Capital. Mr. Cho received a Ph.D. in economic theory and financial economics from University of Wisconsin at Madison.

Lee, Kang-Hee has been our Non-Standing Director since February 14, 2014. Mr. Lee is currently the director of the Republic of Korea Parliamentarian Society. Mr. Lee previously served as a member of the National Assembly for two terms and a member of the Advisory Board on Democratic Peaceful Unification.

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

Ahn, Choong-Yong has been our Non-Standing Director since December 3, 2014. Mr. Ahn is currently Chairman of Korea Commission for Corporate Partnership and Chaired Professor of Graduate School of International Studies at Chungang University and previously served as the foreign investment ombudsman for Korea Trade-Investment Promotion Agency (KOTRA). Mr. Ahn received a B.A. in Economics from Kyoungpook National University and a Ph.D. in Economics from Ohio State University.

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

Kim, Ji-Hong has been our Non-Standing Director since May 16, 2016. Mr. Choi previously served as a member of the Banking Subcommittee of the Financial Development Council, Professor at Korea Development Institute and a non-standing director at KB Kookmin Bank.

Kim, Ju-Suen has been our Non-Standing Director since August 6, 2015. Mr. Kim is currently an attorney-at-law at Kim, Ju-Suen Law Firm. Mr. Kim previously served as Chief Public Prosecutor at the Daejeon Prosecutor’s Office Cheonan branch. Mr. Kim received a B.A. and M.A. in law from Dankook University.

The business address of our directors is 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea.

Audit Committee

Under the Act on the Management of Public Institutions, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the pre-existing board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Act on the Management of Public Institutions, the Korean Commercial Code and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

Our audit committee currently consists of Lee, Sung-Han, a standing director, and Cho, Jeon-Hyeok and Kim, Ju-Seun, both non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Code and the New York Stock Exchange listing standards.

Item 6.B. Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors in the aggregate consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,696 million in aggregate in 2016, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 15 million in 2016. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing directors. Standing directors take executive positions with our company while non-standing directors do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

Item 6.C. Board Practices

Under the Act on the Management of Public Institutions and our Articles of Incorporation, for appoints made after April 1, 2007, the term of office for our president is three years and the term of our office for our directors (whether standing or non-standing but not the president) is two years. Our president and directors may be reappointed for one or more additional terms of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

Our board currently does not maintain a compensation committee. See Item 16.G. “Corporate Governance.” However, we currently maintain an audit committee meeting the requirements of the Sarbanes-Oxley Act to perform the roles and responsibilities of the compensation committee. Prior to the establishment of the audit committee on December 8, 2008 pursuant to the Act on the Management of Public Institutions, we maintained a board of auditors, which performed the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the financial and accounting audit by the independent registered public accountants.

Our president’s management contract includes benefits upon termination of his employment. The amount for termination benefits payable equals the average value of compensation for one month times the number of years the president is employed by us, provided that the president is only eligible for termination benefits after more than one year of continuous service.

The termination benefits for our standing directors are determined in accordance with our internal regulations for executive compensation. Standing directors are eligible for benefits only upon termination of employment or death following one year of continuous service.

See also Item 16.G. “Corporate Governance” for a further description of our board practices.

Item 6.D. Employees

As of December 31, 2016, we and our generation subsidiaries had a total of 43,688 regular employees, almost all of whom are employed within Korea. Approximately 9.9% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2016.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,791	1,047	276	307	261	255	262	7,199
Engineers	10,440	9,141	1,788	2,002	1,744	1,716	1,942	28,773
Others	5,726	1,174	201	143	173	166	133	7,716

Total	20,957	11,362	2,265	2,452	2,178	2,137	2,337	43,688

Head Office Employees	1,652	1,196	295	303	265	277	316	4,304
% of total	7.9	10.5	13.0	12.4	12.2	13.0	13.5	9.9
Members of Labor Union	15,596	7,415	1,445	1,439	1,475	1,361	1,642	30,373
% of total	74.4	65.3	63.8	58.7	67.7	63.7	70.3	69.5

We and each of our generation subsidiaries have separate labor unions. Approximately 69.5% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2016, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank(2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Corporation	41,705,930	6.5
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	197,308,414	30.7
	Common shares	161,040,488	25.1
	American depositary shares	36,267,926	5.6
	Public (Koreans)	74,872,675	11.7

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd., and long-term borrowings from Korea Development Bank. In 2014, 2015 and 2016, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 10,135 billion, Won 4,599 billion and Won 3,633 billion, respectively. As of December 31, 2016, we had long-term borrowings from Korea Development Bank in the aggregate amount of Won 204 billion.

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

Legal Proceedings

As of December 31, 2016, we and our subsidiaries were engaged in 675 lawsuits as a defendant and 193 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 636 billion, for which we have made a provision of Won 198 billion as of December 31, 2016, and the total amount claimed by us and our subsidiaries was Won 490 billion as of December 31, 2016. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

The following are potentially significant claims pertaining to us and our subsidiaries.

In September 2013, Hyundai Engineering & Construction Co., Ltd., SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit against KHNP seeking from KHNP extra contractual payments in the total amount of Won 204 billion on grounds of design change under the construction contract relating to New Hanwool #1 and #2 units. In November 2016, the court ruled against KHNP, and KHNP has paid Won 217 billion of the claimed amounts in full and has subsequently appealed the ruling. The lawsuit is currently pending.

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

The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith. As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2016, however, 30 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 198 billion, for which our subsidiaries set aside an aggregate amount of Won 179 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. With respect to two of such lawsuits, in February 2017, the Seoul District Court ruled partially against one of our generation subsidiaries. Other cases are currently pending. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

During the period from 2014 to 2016, certain residential customers filed class action lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2016, we were subject to 12 such lawsuits brought by 9,237 plaintiffs with an aggregate claim amount of Won 5.1 billion. No similar lawsuit has been filed since the progressive rate structure was amended effective January 1, 2017 to ease the tariff burden on residential customers.

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

The nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the Nuclear Safety and Security Commission (“NSSC”) evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision by the NSSC’s decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group has filed an injunction to suspend the operation of the Wolsong #1 unit. KHNP, which currently is operating the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. We cannot assure you whether the courts will ultimately rule to grant the extension of life for Wolsong #1. There are seven other nuclear generation units whose life under their initial operating license will expire in the next ten years, or by 2027. Thus, if the courts were to ultimately rule against the extension of life for Wolsong #1, we may find it more difficult to have the life of other nuclear units extended as well. The failure to extend the life of these units would result in loss of revenue from such units and the increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition.

We and our subsidiaries are also involved in the following arbitrations, among others.

•

SAP Korea Ltd brought a breach of contract claim against us and KEPCO KDN Co., Ltd., one of our subsidiaries, in relation to the enterprise resource planning software serviced by SAP Korea. In that connection, arbitration was filed in the International Chamber of Commerce International Court of Arbitration.

•

Hyundai Samsung Joint Venture, one of our subcontractors, filed arbitration against us at the London Court of International Arbitration in 2016 in relation to certain disagreements involving the United Arab Emirates nuclear power plant construction project, but we have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined.

•

Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed arbitration against us with the Korea Commercial Arbitration Board to request payment of additional construction costs.

•	Halla Corporation filed arbitration against us with the Korea Commercial Arbitration Board to request payment of additional construction costs.

We do not believe such claims or proceedings, individually or in the aggregate, have had or will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more legal and arbitral proceedings arising from changes in the environmental laws and regulations as they become applicable to us and our generation subsidiaries, and the related growth in demand for more compensation by actual and potential affected parties.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2016, the date we last closed our shareholders’ registry, 72,535,852 ADSs representing 5.65% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2012.

	Price
Period	High	Low
	(In Won)
2012
First Quarter	27,900	22,250
Second Quarter	25,850	21,450
Third Quarter	27,900	23,750
Fourth Quarter	30,450	26,200
2013
First Quarter	34,850	29,000
Second Quarter	32,600	24,850
Third Quarter	30,700	26,350
Fourth Quarter	34,750	27,250
2014
First Quarter	37,800	33,400
Second Quarter	41,900	37,050
Third Quarter	48,200	36,800
Fourth Quarter	49,450	40,350
2015
First Quarter	46,000	39,150
Second Quarter	48,500	42,450
Third Quarter	52,200	46,300
Fourth Quarter	53,300	47,500
2016
First Quarter	46,000	39,150
Second Quarter	63,000	57,400
Third Quarter	62,900	54,000
Fourth Quarter	54,500	43,200
October	54,500	49,250
November	49,400	45,750
December	47,000	43,200
2017
First Quarter	48,750	40,350
January	44,000	42,250
February	44,100	40,350
March	48,750	41,500
April (through April 14)	46,700	44,550

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2012. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2012
First Quarter	12.45	9.73
Second Quarter	11.18	9.36
Third Quarter	12.42	10.37
Fourth Quarter	13.97	11.65
2013
First Quarter	16.35	13.04
Second Quarter	14.70	10.70
Third Quarter	14.59	11.45
Fourth Quarter	16.61	12.77
2014
First Quarter	17.75	15.51
Second Quarter	20.56	17.66
Third Quarter	22.44	18.17
Fourth Quarter	22.87	18.90
2015
First Quarter	21.01	18.26
Second Quarter	22.53	19.29
Third Quarter	22.13	19.45
Fourth Quarter	23.31	20.28
2016
First Quarter	21.01	18.26
Second Quarter	26.90	24.67
Third Quarter	28.31	24.38
Fourth Quarter	24.34	18.48
October	24.34	21.80
November	21.54	19.69
December	19.72	18.48
2017
First Quarter	21.35	17.53
January	18.80	17.81
February	19.20	17.53
March	21.35	17.80
April (through April 13)	20.85	19.23

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

As of March 31, 2017 the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,400,962 billion. The average daily trading volume of equity securities for the first quarter of 2017 was approximately 393 million shares with an average transaction value of Won 4,556 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2012	1,826.4	2,049.3	1,769.3	1,982.3
2013	2,031.1	2,059.6	1,780.6	2,011.3
2014	1,967.2	2,082.6	1,886.9	1,915.6
2015	1,926.4	2,173.4	1,829.8	1,961.3
2016	1,918.8	2,068.7	1,835.3	2,026.5
2017 (through April 14)	2,026.2	2,178.4	2,026.2	2,134.9

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2012, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	Thousands of U.S. dollars)(1)
2012	784	1,154,294,166	1,077,671,708	486,480	4,823,643	4,503,448
2013	777	1,185,973,724	1,123,826,138	328,325	3,993,422	3,784,158
2014	773	1,192,252,867	1,084,655,082	319,661	3,891,322	3,540,140
2015	770	1,242,832,089	1,060,436,936	455,256	5,351,734	4,566,326
2016	779	1,308,440,373	1,581,250,191	343,486	4,269,948	5,160,232
2017 (through April 14)	773	1,385,279,447	1,223,853,209	402,868	4,538,953	4,010,030

Source: The Korea Exchange

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per depositor per financial institution in case of the such financial investment company’s bankruptcy, liquidation, cancelation of securities business license or other insolvency events (collectively, the “Insolvency Events”). Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

Item 9.D. Selling Shareholders

Not Applicable

Item 9.E. Dilution

Not Applicable

Item 9.F. Expenses of the Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

Item 10.A. Share Capital

Not Applicable

Item 10.B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code, the Act on the Management of Public Institutions and certain related laws of Korea. On November 11, 2016, we amended our Articles of Incorporation to strike references to executive directors (while keeping references to Standing Directors), as executive directors have not been appointed since 2003 and the system of executive directors was deemed obsolete.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2016, the last day on which our shareholders’ registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend is paid to the shareholders on record as of the end of the fiscal year preceding the annual shareholders’ meeting. Annual dividends may be distributed either in cash or in our shares. However, stock dividends shall be paid based on par value and may not exceed the amount equivalent to a half of the total amount of profit available for dividend payment.

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six consecutive months. Under the Korean Commercial Code, an extraordinary general meeting of shareholders may be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “—Description of Capital Stock—Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Korean Commercial Code and our Articles of Incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul or by placing a public notice in the electrical disclosure system of the Financial Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, for giving such notice, we use an electronic disclosure system available for access at a website maintained by the Financial Supervisory Service (known as the Data Analysis, Retrieval and Transfer System, or DART). Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

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

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or financial institutions, or effective from July 18, 2017, impose an obligation on resident creditors to collect and recover debts owed by non-resident debtors,, and (ii) if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the instruments of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

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

Special Reporting Requirement for Companies Whose Securities Are Listed on Foreign Exchanges

Under the regulations of the Financial Services Commission and the Korea Exchange, (i) if a company listed on the Korea Exchange has submitted a public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange, and (ii) if a company listed on the Korea Exchange is approved for listing on a foreign stock market or determined to be de-listed from the foreign stock market or actually listed on, or de-listed from, a foreign stock market, then it must submit a copy of any document, which it submitted to or received from the relevant foreign government, foreign financial investment supervisory authority or the foreign stock market, and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange.

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

You would include the amounts actually or deemed paid by us on the ZTF Debentures (before reduction for Korean withholding tax, if any) as dividend income when actually or constructively paid by us. Section 305 of the Code, which would apply to the ZTF Debentures if they were treated as equity for U.S. Federal income tax purposes, requires current accrual of dividends under principles similar to the accrual of OID. Amounts treated as dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2016, and we do not expect to be a PFIC in 2017 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2017 or any future taxable year.

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

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2016, approximately 23.1% of our long-term debt (including the current portion but excluding issue discounts and premium), before accounting for swap transactions, was denominated in foreign currencies, principally U.S. dollars. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2016, fuel costs represented 23.4% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2016, for electricity generation, uranium accounted for 37.1% of our fuel requirements, coal accounted for 47.7%, LNG accounted for 10.8%, oil accounted for 3.0%, and others accounted for 1.3%, measured in each case by the amount of electricity we generated. In 2015, for electricity generation, uranium accounted for 38.1% of our fuel requirements, coal accounted for 47.9%, LNG accounted for 10.7%, oil accounted for 2.3% and others accounted for 1.0%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2016 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Deutsche Bank	2013	2018	KRW 110,412	JPY 10,000,000	6.21%	4.19%	11.04
	IBK	2013	2018	KRW 111,800	USD 100,000	3.16%	2.79%	1,118.00
	Bank of America	2013	2018	KRW 103,580	JPY 10,000,000	7.05%	4.19%	10.36
	Credit Suisse	2014	2019	KRW 118,632	CHF 100,000	2.98%	1.50%	1,186.32
	Standard Chartered	2014	2019	KRW 114,903	CHF 100,000	4.00%	1.50%	1,149.03
	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Standard Chartered	2014	2017	KRW 51,215	USD 50,000	2.24%	3M Libor + 0.55%	1,024.30
	Mizuho Bank	2014	2017	KRW 153,645	USD 150,000	2.35%	3M Libor + 0.65%	1,024.30
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	KEB Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Shinhan Bank	2016	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	KEB Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
	DBS	2013	2018	KRW 108,140	USD 100,000	2.63%	3M Libor + 0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%	3M Libor + 0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%	3M Libor + 0.84%	1,081.40
	HSBC	2013	2018	KRW 107,450	USD 100,000	3.41%	2.88%	1,074.50
	Standard Chartered	2013	2018	KRW 107,450	USD 100,000	3.44%	2.88%	1,074.50
	JP Morgan	2013	2018	KRW 107,450	USD 100,000	3.48%	2.88%	1,074.50
	Bank of America	2014	2018	KRW 107,450	USD 100,000	3.09%	2.88%	1,074.50
	Citibank	2014	2018	KRW 107,450	USD 100,000	3.09%	2.88%	1,074.50
	JP Morgan	2014	2017	KRW 102,670	USD 100,000	2.89%	3M Libor + 0.78%	1,026.70
	Deutsche Bank	2014	2017	KRW 102,670	USD 100,000	2.89%	3M Libor + 0.78%	1,026.70
	HSBC	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Standard Chartered	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Korea Development Bank	2016	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	KEB Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
Cash flow hedge	Standard Chartered	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	Barclays Bank PLC	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	Citibank	2011	2017	KRW 105,260	USD 100,000	3.99%	3.63%	1,052.60
	Citibank	2013	2018	KRW 54,570	USD 50,000	2.90%	3M Libor + 1.01%	1,091.40

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	Standard Chartered	2013	2018	KRW 54,570	USD 50,000	2.90%	3M Libor + 1.01%	1,091.40
	Credit Suisse	2013	2018	KRW 111,410	USD 100,000	3.22%	3M Libor + 1.50%	1,114.10
	HSBC	2014	2020	KRW 99,901	AUD 100,000	3.52%	5.75%	999.01
	HSBC	2014	2020	KRW 100,482	AUD 100,000	3.48%	5.75%	1,004.82
	Standard Chartered	2013	2020	USD 117,250	AUD 125,000	3M Libor + 1.25%	5.75%	0.94
	Standard Chartered	2014	2020	KRW 126,032	USD 117,250	3.55%	3M Libor + 1.25%	1,074.90
	JP Morgan	2014	2019	KRW 107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
	Morgan Stanley	2014	2019	KRW 107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
	Deutsche Bank	2014	2019	KRW 107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
	Korea Development Bank	2016	2021	KRW 121,000	USD 100,000	2.15%	2.50%	1,210.00
	Morgan Stanley	2016	2021	KRW 121,000	USD 100,000	3M Libor+2.10%	2.50%	1,210.00
	BNP Paribas	2016	2021	KRW 121,000	USD 100,000	3M Libor+2.10%	2.50%	1,210.00
	Morgan Stanley	2012	2017	KRW 285,000	USD 250,000	3.76%	3.13%	1,140.00
	Credit Agricole	2012	2017	KRW 142,500	USD 125,000	3.83%	3.13%	1,140.00
	JP Morgan	2012	2017	KRW 142,500	USD 125,000	3.83%	3.13%	1,140.00
	Credit Agricole	2013	2019	KRW 118,343	CHF 100,000	3.47%	1.63%	1,183.43
	Morgan Stanley	2013	2019	KRW 59,172	CHF 50,000	3.40%	1.63%	1,183.43
	Nomura	2013	2019	KRW 59,172	CHF 50,000	3.47%	1.63%	1,183.43
	Morgan Stanley	2013	2018	KRW 107,360	USD 100,000	3.27%	2.88%	1,073.60
	Credit Agricole	2013	2018	KRW 107,360	USD 100,000	3.34%	2.88%	1,073.60
	JP Morgan	2013	2018	KRW 161,040	USD 150,000	3.34%	2.88%	1,073.60
	Standard Chartered	2013	2018	KRW 161,040	USD 150,000	3.34%	2.88%	1,073.60
	Standard Chartered	2014	2019	KRW 104,490	USD 100,000	2.77%	2.63%	1,044.90
	Credit Agricole	2014	2019	KRW 104,490	USD 100,000	2.77%	2.63%	1,044.90
	Morgan Stanley	2014	2019	KRW 104,490	USD 100,000	2.70%	2.63%	1,044.90
	Barclays Bank PLC	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	Credit Agricole	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	Deutsche Bank	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	Citibank	2013	2018	KRW 81,188	USD 75,000	2.65%	1.88%	1,082.50
	Standard Chartered	2014	2017	KRW 54,205	USD 50,000	2.93%	3M Libor + 1.05%	1,084.10
	Credit Agricole	2014	2017	KRW 54,205	USD 50,000	2.93%	3M Libor + 1.05%	1,084.10
	HSBC	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	BNP Paribas	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	KEB Hana Bank	2012	2017	KRW 115,140	USD 100,000	3.38%	2.50%	1,151.40
	Barclays Bank PLC	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Standard Chartered	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Nomura	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Credit Agricole	2012	2017	KRW 57,570	USD 50,000	3.38%	2.50%	1,151.40
	Societe Generale	2013	2018	KRW 106,190	USD 100,000	3.48%	2.63%	1,061.90
	BNP Paribas	2013	2018	KRW 53,095	USD 50,000	3.48%	2.63%	1,061.90
	KEB Hana Bank	2013	2018	KRW 53,095	USD 50,000	3.48%	2.63%	1,061.90
	Standard Chartered	2013	2018	KRW 106,030	USD 100,000	3.48%	2.63%	1,060.30

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	Barclays Bank PLC	2013	2018	KRW 53,015	USD 50,000	3.48%	2.63%	1,060.30
	KEB Hana Bank	2013	2018	KRW 31,809	USD 30,000	3.48%	2.63%	1,060.30
	Societe Generale	2013	2018	KRW 21,206	USD 20,000	3.48%	2.63%	1,060.30
	HSBC	2013	2018	KRW 53,015	USD 50,000	3.47%	2.63%	1,060.30
	Nomura	2013	2018	KRW 53,015	USD 50,000	3.47%	2.63%	1,060.30
	Credit Agricole	2014	2020	KRW 110,680	USD 100,000	2.29%	2.50%	1,106.80
	Societe Generale	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Standard Chartered	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Nomura	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Barclays Bank PLC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80

Under these currency swap contracts, we recognized net valuation gain of Won 253,035 million in 2016.

Details of interest rate contracts outstanding as of December 31, 2016 are as follows:

Type	Counterparty	Contract Year	Settlement Year		Contract Interest Rate Per Annum
				Notional Amount	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Standard Chartered	2012	2017	KRW 160,000	3.57%	3M CD + 0.32%
	JP Morgan	2013	2018	KRW 150,000	3.58%	3M CD + 0.31%
	Credit Suisse	2014	2018	KRW 200,000	2.98%	1Y CMT + 0.31%
	Korea Development Bank(1)	2014	2029	KRW 40,000	3M CD – 0.03%	4.65%
	Export-Import Bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	2.67%	6M USD Libor
Cash flow hedge	BNP Paribas	2009	2027	USD 94,790	4.16%	6M USD Libor
	KFW	2009	2027	USD 94,790	4.16%	6M USD Libor
	Credit Agricole	2016	2033	USD 99,694	3.98% ~ 4.10%	6M USD Libor
	SMBC	2016	2033	USD 130,369	4.05% ~ 4.18%	6M USD Libor

Note:

(1)	This contract is an interest rate swap hedging on Electricity Bonds 885, and the bank would notify us of the early termination every year on the early termination nonfiction date (every year on April 28 from 2017 until 2028). The contract will be terminated if the early termination is notified.

Under these interest rate swap contracts, we recognized net valuation gain of Won 8,517 million in 2016.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2015 and 2016 were as follows:

	Assets		Liabilities
Type	2015	2016	2015	2016
	(In thousands of USD, EUR, GBP and other foreign currencies)
AED	1,481	7,479	1,705	1,534
AUD	158	187	595,284	632,613
BDT	43,332	49,110	889	833
BWP	301	4,296	—	3,222
CAD	—	—	858	—
CHF	—	—	400,029	400,308
CNY	—	—	26,140	—
EUR	6,141	17,585	33,552	14,111
GBP	—	3	99	110
IDR	—	52,568	—	—
INR	972,175	1,059,092	206,159	161,631
JOD	2,972	1,746	—	5
JPY	1,425,163	520,746	20,325,211	20,442,504
KZT	47,177	12,157	—	—
MGA	2,768,360	3,408,579	151,729	150,430
MXN	7,704	—	—	—
PHP	489,309	415,818	77,337	136,700
PKR	211,212	274,090	12,928	5,051
SAR	1,083	1,149	—	—
TWD	—	—	30	—
USD	1,260,094	1,319,524	9,331,854	9,445,567
UYU	—	1,307	—	586
ZAR	238	386	—	75

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

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2016, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,101 billion in 2017. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2016 and 2015, before accounting for swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest and all other variables are held constant as of December 31, 2016, we estimate that our income before income taxes will decrease by Won 33 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2017. Such sensitivity analysis does not take into consideration interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2016, we estimate that our income before income taxes will increase by Won 543 billion in 2017.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2016, we estimate that our income before income taxes will decrease by Won 141 billion in 2017.

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

Korea Development Bank, a statutory bank for the Korean government, is 100% beneficially owned by the Korean government. The voting rights in our equity interest held by Korea Development Bank are effectively exercised by the Korean government.

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

Item 12.D. American Depositary Shares

Under the terms of the Deposit Agreement in respect of our ADSs, the holder and beneficiary owners of ADSs, any party depositing or withdrawing or surrendering ADSs or ADRs, whichever applicable, may be required to pay the following fees and charges to Citibank, N.A. acting as depositary for our ADSs:

Item	Services	Fees

1	Taxes and other governmental charges	As applicable

2	Registration of transfer of common shares generally on our shareholders’ register, any institution authorized under the applicable law to effect book-entry transfers of securities (including Korea Securities Depositary), or any entity that presently carries out the duties of registrar for the common shares, and applicable to transfers of common shares to the name of the Depositary or its nominee on the making of deposits or withdrawals	A fee of US$1.50 or less per ADS

3	Cable, telex and facsimile transmission expenses	As applicable

4	Expenses incurred by the Depositary in the conversion of foreign currency	As applicable

5	Execution and delivery of ADRs and the surrender of ADRs	Fee of US$0.05 or less per ADS

6	Cash distribution made by the Depositary or its agent	Fee of US$0.02 or less per ADS

7	Fee for the distribution of proceeds of sales of securities or rights for distribution other than cash, common shares or rights to subscribe for shares, distribution in shares or distribution in rights to subscribe for shares	Lesser of (i) the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit by the holders of securities or common shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds

8	Depositary services performed in administering the ADRs (which fee shall be assessed against holders of ADSs as of the record date or dates and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions)	Fee of US$0.02 or less per ADS per calendar year

Depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancelation. The brokers in turn charge these transaction fees to their clients.

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

Depositary Payments for the Fiscal Year 2016

The following table sets forth our expenses incurred in 2016, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars)
Reimbursement of legal fees	US$	387
Reimbursement of accounting fees		273
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		1,375
Other		151

Total	US$	2,186

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2016 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. has issued an audit report on the effectiveness of our internal control over financial reporting, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16.B.	CODE OF ETHICS

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

ITEM 16.C.	PRINCIPAL AUDITOR FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2015 and 2016 for professional services rendered by our principal auditors for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2016 and we currently expect KPMG Samjong Accounting Corp. to serve as our principal auditors for the year ended December 31, 2017.

	Aggregate Fees Billed During
Type of Services	2015		2016		Nature of Services
	(In millions of Won)
Audit Fees	￦	3,004	￦	3,296	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		98		—	Accounting advisory service.
Tax Fees		12		—	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	￦	3,114	￦	3,296

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Act on the Management of Public Institutions, the Korean Commercial Code, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Code, except to the extent the KEPCO Act and the Act on the Management of Public Institutions otherwise require. Our corporate governance is also affected by various regulatory guidelines, including those promulgated by the Ministry of Strategy and Finance. In addition, as a company listed on the Korea Exchange, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless the Financial Investment Services and Capital Markets Act of Korea otherwise provides.

The Act on the Management of Public Institutions

General Provisions

On April 1, 2007, the Act on the Management of Public Institutions took effect by abolishing and replacing the Government-invested Enterprise Management Basic Act, which was enacted in 1984. Unless stated otherwise therein, the Act on the Management of Public Institutions takes precedence over any other laws and regulations in the event of inconsistency. On April 2, 2007, pursuant to this Act the minister of the Ministry of Strategy and Finance designated us as a “market-oriented public enterprise” as defined under this Act, and we became subject to this Act accordingly. We incorporated the applicable provisions of this Act into our Articles of Incorporation by amendment thereto in September 2007.

The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing director as appointed by the minister of the Ministry of Strategy and Finance becomes the chairman of our board of directors following the review and resolution of the Public Agencies Operating Committee; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy (in the case of our president) or of the Ministry of Strategy and Finance (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing directors must be appointed by the minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and an approval at the general meeting of our shareholders, and must have ample knowledge and experience in business management.

The Public Agencies Operating Committee is established pursuant to the Act on the Management of Public Institutions and is comprised of one chairperson who is the Minister of the Ministry of Strategy and Finance and the following members: (i) one Vice Minister-level public official from the Office for Government Policy Coordination as nominated by the minister of the Office for Government Policy Coordination; (ii) one Vice Minister, Deputy Administrator or an equivalent public official of the related administrative agency as prescribed by Presidential Decree; (iii) one Vice Minister, Deputy Administrator, or an equivalent public official of the competent agency who does not fall under subclause (ii); and (iv) 11 or fewer persons commissioned by the President based on the recommendation of the Minister of the Ministry of Strategy and Finance from among persons in various fields including law, economy, press, academia, labor, who have good knowledge and experience in the operation and business administration of public institutions as well as good reputation for impartiality.

Our director nomination committee, which is also known as the Committee for Recommendation of Executive Officers, is comprised of non-standing directors and members appointed by the board of directors. The number of members ranges from five to 15 persons and must be decided by a resolution of the board of directors; provided that, the number of members appointed by the board of directors must be less than half of the total number of members of our director nomination committee.

Under the Act on the Management of Public Institutions and our Articles of Incorporation, the term of office is three years for our president and two years for our directors (standing and non-standing) other than our president. Our directors (including the president) may be reappointed for one or more additional terms of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected to perform.

Under the Act on the Management of Public Institutions and our Articles of Incorporation, a recommendation from the director nomination committee is required for the appointment of our executive officers, except in the case of reappointments. The director nomination committee consists of five to fifteen members, including private-sector members appointed by the board of directors. Non-standing directors must comprise at least a majority of the director nomination committee. One of the private-sector members must be able to represent our opinion and must not be currently employed by us. As required under the Act on the Management of Public Institutions, we established an audit committee. At least two-thirds of the audit committee members must be non-standing directors, and at least one committee member must be an expert in finance or accounting. According to the Act on the Management of Public Institutions, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Act on the Management of Public Institutions or upon an event as specified in our Articles of Incorporation.

As required under Act on the Management of Public Institutions, we submit to the Government by October 31 every year a report on our medium- to long-term management goals. Under the Act on the Management of Public Institutions, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the minister of the Ministry of Trade, Industry and Energy and the review and resolution of the operating committee, the Ministry of Strategy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the minister of the Ministry of Trade, Industry and Energy must execute these plans and submit a performance report to the Ministry of Strategy and Finance.

Application of the Act to Our Generation Subsidiaries

On January 24, 2011, the Ministry of Strategy and Finance changed the designation of our six generation subsidiaries from “other public institutions” to “market-oriented public enterprises”, each as defined in the Act on the Management of Public Institutions, and all of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 to be in compliance with this Act. As “other public institutions”, our generation subsidiaries previously were not subject to the same regulations under the Act on the Management of Public Institutions applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as “market-oriented public enterprises”, our generation subsidiaries are currently subject to the same such regulations that are applicable to us.

Specifically, prior to such designation, (i) our president appointed the presidents and the statutory auditors of our generation subsidiaries; (ii) the selection of non-standing directors of each such subsidiary was subject to approval by our president; (iii) the president of each such subsidiary entered into a management contract with our president; and (iv) our evaluation committee conducted performance evaluation of such subsidiaries. However, following such designation, akin to the appointment process applicable to us, (i) the President of the Republic appoints the presidents and standing directors of our generation subsidiaries that concurrently serve as members of the audit committees; (ii) the selection of non-standing directors of these subsidiaries is subject to approval by the minister of the Ministry of Strategy and Finance; (iii) the president of each such generation subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Agencies Operating Committee conducts performance evaluation of such subsidiaries.

Our Control over the Generation Subsidiaries

Designation of our generation subsidiaries as “market-oriented public enterprises” was intended to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them so as to provide improved service to the general public. Such designation also has had the effect of the Government exercising greater direct control over the appointment of the governing body of our generation subsidiaries (in ways that are similar to how the Government exercises such control over us as our majority shareholder as well as our regulator).

In addition, the Government has imposed a number of regulations that further affect the respective operational boundaries between us and our generation subsidiaries, including as follows:

•

In August 2010, in furtherance of the Act on the Management of Public Institutions, the Ministry of Strategy and Finance announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises under the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, and (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel), among others.

•

In January 2011, the Ministry of Strategy and Finance created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. The purpose of the joint cooperation unit was to give greater autonomy to the generation subsidiaries with regard to power plant construction and management and fuel procurements, and thereby enhance efficiency in operating power plants. The main functions of the joint cooperation unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels, (iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, among other things.

•

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects (as these involve procurement of fuels necessary for electricity generation), while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition.

However, notwithstanding these developments, we, also a government-controlled entity, remain as the sole shareholder of our generation subsidiaries and continue to exercise significant control over them in such capacity as the sole shareholder well as through other practical means as further described below.

First, as the sole shareholder, we continue to have the right, under the Act on the Management of Public Institutions, to approve or disapprove the appointment of key members of the governing body of our generation subsidiaries (namely, the president and the standing and non-standing directors) by way of a vote at the general shareholders meeting before such appointments are ultimately approved and made by the President of the Republic (in the case of the presidents and standing directors concurrently serving as audit committee members of the generation subsidiaries) or by the president of each generation subsidiary (in the case of other standing directors of such generation subsidiary). Our right to exercise such voting right as a shareholder is also protected by the Commercial Code of Korea.

Second, in practice we retain significant control over our generation subsidiaries through the following means:

•

We are the sole purchaser of electricity produced and sold by the generation subsidiaries and continue to have near monopoly in terms of transmitting and distributing electricity in Korea. Accordingly, we continue to have significant influence over our generation subsidiaries in the electricity industry.

•

Pursuant to the Electricity Business Act, the adjusted coefficient must be determined so that the price of electricity sold by our generation subsidiaries to us shall have the effect of ensuring a fair rate of return to us as a standalone entity, which means any imbalance caused by excess profits taken by our generation subsidiaries to our loss must be corrected. Since we and the generation subsidiaries participate in the determination of the adjusted coefficient, such determination process can be used as a way for us to exert indirect influence on our generation subsidiaries.

•

Our president holds regular meetings (known as “CEO Meetings”) with the presidents of our generation subsidiaries for which our president determines whether and when to convene such meetings, sets the agenda for such meetings and chairs such meetings. Since significant issues that jointly affect us and our generation subsidiaries are often discussed and decided at these meetings, the leadership role exercised by our president in such meetings is significant in setting the policies and direction for us and our generation subsidiaries as a whole.

•

We maintain and operate the Affiliated Company Management Team within the parent company organizational structure. The purpose of this team is to support and coordinate the management of the generation subsidiaries. Activities of the Affiliated Company Management Team include preparation of the CEO Meetings, deliberation of major issues to be discussed at CEO Meetings, convening a general meeting of shareholders of the generation subsidiaries and coordination on the decision-making process for the general meeting of shareholders of our generation subsidiaries.

•

We also maintain and operate the Committee of Investment Review, which reviews all material domestic and overseas investment projects of our generation subsidiaries before such projects are presented to the board of directors of our generation subsidiaries for approval. Such advance presentation to this Committee is required under the internal regulations of our generation subsidiaries. Accordingly, each generation subsidiary must submit a business plan to us two weeks prior to the meeting of the board of directors of the generation subsidiary for any investment project that is not already covered by the Seventh Basic Plan. Our president selects the chairman of this Committee, typically from the pool of our department heads, as well as its other members.

In addition, our control over our generation subsidiaries is derived from the fact that the Government owns the majority of our shares and effectively controls us as the supervisor and regulator in a heavily regulated industry, and in effect also exercises the same degree of control over our generation subsidiaries through our sole share ownership over our generation subsidiaries as well as its statutory power of direct appointment of the governing bodies of our generation subsidiaries. In effect, we are acting as an intermediate holding company in a vertical control structure involving the Government, us and our generation subsidiaries, where the Government holds the ultimate control over both us and our generation subsidiaries and exercises its such control over our generation subsidiaries in part through us acting as the sole shareholder and the parent company of our generation subsidiaries.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board, the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The NYSE rules include detailed tests for determining director independence. As a foreign private issuer, we are exempt from this requirement. Under the Act on the Management of Public Institutions, more than one-half of our directors must be non-standing directors. For a discussion on qualifications of non-standing directors, see Item 6.A. “Directors and Senior Management—Board of Directors.” The Financial Investment Services and Capital Markets Act of Korea deems a non-standing director nominated pursuant to other applicable laws (such as the Act on the Management of Public Institutions) as an “outside” or “non-executive” director. Under the Act on the Management of Public Institutions, a non-standing director is appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and an approval at our general meeting shareholders, and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, executive sessions were held from time to time in 2016 in order to promote the exchange of diverse opinions by non-standing directors.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Our audit committee members meet the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Our audit committee performs the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be non-standing directors and whose chairman must be a non-standing director. Under the Act on the Management of Public Institutions, the Korean Commercial Code, the amended Articles of Incorporation and the Korea Exchange listing rules, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. Our audit committee is in compliance with the foregoing requirements under the Act on the Management of Public Institutions, the Korean Commercial Code, the amended Articles of Incorporation and the Korea Exchange listing rules.

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Act on the Management of Public Institutions, we are required to have a director nomination committee which consists of non-standing directors and ad hoc members appointed by our Board of Directors. Our standing directors and executives as well as governmental officials that are not part of the teaching staff in national and public schools are ineligible to become a member of our director nomination committee. There is no requirement to establish a corporate governance committee under applicable Korean law.

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

Whistle Blower Protection

On May 25, 2011, the SEC adopted final rules to implement whistleblower provisions of the Dodd-Frank Act, which are applicable to foreign private issuers with securities registered under the U.S. securities laws. The final rules provide that any eligible whistleblower who voluntarily provides the SEC with original information that leads to the successful enforcement of an action brought by the SEC under U.S. securities laws must receive an award of between 10 and 30 percent of the total monetary sanctions collected if the sanctions exceed US$1,000,000. An eligible whistleblower is defined as someone who provides information about a possible violation of the securities laws that he or she reasonably believes has occurred, is ongoing, or is about to occur. The possible violation does not need to be material, probably or even likely, but the information must have a “facially plausible relationship to some securities law violation”; frivolous submissions would not qualify. The final rules also prohibit retaliation against the whistleblower. While the final rules do not require employees to first report allegations of wrongdoing through a company’s corporate compliance system, they do seek to incentivize whistleblowers to utilize internal corporate compliance first by, among other things, (i) giving employees who first report information internally the benefit of the internal reporting date for purposes of the SEC program so long as the whistleblower submits the same information to the SEC within 120 days of the initial disclosure; (ii) clarifying that the SEC will consider, as part of the criteria for determining the amount of a whistleblower’s award, whether the whistleblower effectively utilized the company’s corporate compliance program or hindered the function of the program; and (iii) crediting a whistleblower who reports internally first and whose company passes the information along to the SEC, which would mean the whistleblower could receive a potentially higher award for information gathered in an internal investigation initiated as a result of the whistleblower’s internal report.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

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

KOREA ELECTRIC POWER CORPORATION
By:	/s/ Cho, Hwan-Eik
Name:	Cho, Hwan-Eik
Title:	President and Chief Executive Officer
Date:	April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2015 and 2016 and of the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited Korea Electric Power Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016 and our report dated April 28, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

April 28, 2017

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2016

	Note		2015	2016
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	3,783,065	3,051,353
Current financial assets, net	5,10,11,12,45		5,335,621	2,671,989
Trade and other receivables, net	5,8,14,20,45,46,47		7,473,548	7,788,876
Inventories, net	13		4,946,413	5,479,443
Income tax refund receivables	41		9,081	19,163
Current non-financial assets	15		397,950	631,860
Assets held-for-sale	42		79,647	65,842

Total current assets			22,025,325	19,708,526

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,45		2,495,554	2,657,494
Non-current trade and other receivables, net	5,8,14,45,46,47		1,798,419	1,903,515
Property, plant and equipment, net	18,27,49		141,361,351	145,743,056
Investment properties, net	19,27		269,910	353,680
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,46		855,832	980,821
Investments in associates	4,17		4,405,668	4,092,252
Investments in joint ventures	4,17		1,287,862	1,418,196
Deferred tax assets	41		623,623	795,131
Non-current non-financial assets	15		131,233	181,789

Total non-current assets			153,232,034	158,128,516

Total Assets	4	￦	175,257,359	177,837,042

Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	4,735,697	5,585,411
Current financial liabilities, net	5,11,23,45,47		7,857,198	8,942,329
Income tax payables	41		2,218,060	1,843,288
Current non-financial liabilities	20,28,29		6,320,711	6,368,210
Current provisions	26,45		1,579,176	1,999,988

Total current liabilities			22,710,842	24,739,226

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		3,718,435	3,558,175
Non-current financial liabilities, net	5,11,23,45,47		51,062,811	44,835,562
Non-current non-financial liabilities	28,29		7,092,252	7,591,605
Employee benefits liabilities, net	25,45		1,503,107	1,686,258
Deferred tax liabilities	41		8,362,683	8,948,520
Non-current provisions	26,45		12,864,754	13,427,151

Total non-current liabilities			84,604,042	80,047,271

Total Liabilities	4	￦	107,314,884	104,786,497

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2015 and 2016

	Note		2015	2016
			In millions of won
Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			23,720,167	31,847,275
Unappropriated retained earnings			22,862,164	19,721,686

			48,187,241	53,173,871

Other components of equity	34
Other capital surplus			1,197,388	1,235,146
Accumulated other comprehensive loss			(98,713)	(33,875)
Other equity			13,294,973	13,294,973

			14,393,648	14,496,244

Equity attributable to owners of the controlling company			66,634,467	71,723,693

Non-controlling interests	16, 33		1,308,008	1,326,852

Total Equity		￦	67,942,475	73,050,545

Total Liabilities and Equity		￦	175,257,359	177,837,042

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2015 and 2016

	Note		2014	2015	2016
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods		￦	53,706,828	54,367,036	55,379,487
Sales of construction services	20		2,965,185	3,761,204	4,026,857
Sales of services			451,013	453,487	356,743

			57,123,026	58,581,727	59,763,087

Cost of sales	13,25,43,47
Cost of sales of goods			(46,509,555)	(41,348,917)	(41,237,372)
Cost of sales of construction services			(2,752,610)	(3,563,120)	(3,755,144)
Cost of sales of services			(500,787)	(545,692)	(557,037)

			(49,762,952)	(45,457,729)	(45,549,553)

Gross profit			7,360,074	13,123,998	14,213,534
Selling and administrative expenses	25,36,43,47		(1,924,366)	(2,153,261)	(2,639,232)
Other income	37		754,186	808,214	840,184
Other expenses	37		(88,220)	(108,848)	(188,624)
Other gains, net	38		107,396	8,610,773	70,498

Operating profit	4		6,209,070	20,280,876	12,296,360
Finance income	5,11,39		885,290	1,182,988	791,543
Finance expenses	5,11,40		(3,140,038)	(3,015,457)	(2,437,087)
Profit (loss) related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			319,506	280,794	224,435
Gain on disposal of investments in associates and joint ventures			47,072	4,731	52
Gain on disposal of investments in subsidiaries	16		40,449	8,376	—
Share in loss of associates and joint ventures			(78,493)	(86,522)	(243,361)
Loss on disposal of investments in associates and joint ventures			(1,254)	—	(2,935)
Impairment loss on investments in associates and joint ventures	17		(52,279)	—	(115,539)
Loss on disposal of subsidiaries			(17)	—	—

			274,984	207,379	(137,348)

Profit before income tax			4,229,306	18,655,786	10,513,468
Income tax expense	41		(1,430,339)	(5,239,413)	(3,365,141)

Profit for the period		￦	2,798,967	13,416,373	7,148,327

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2014, 2015 and 2016

	Note		2014	2015	2016
			In millions of won, except per share information
Other comprehensive income (loss)	5,11,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	￦	(108,430)	(87,861)	(75,926)
Share in other comprehensive loss of associates and joint ventures, net of tax	31		(1,899)	(283)	(2,515)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	34		(97,251)	9,648	61,279
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,34		(84,793)	4,409	28,414
Foreign currency translation of foreign operations, net of tax	34		(70,576)	18,535	41,360
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		5,228	89,558	(54,914)

Other comprehensive income (loss), net of tax			(357,721)	34,006	(2,302)

Total comprehensive income for the period		￦	2,441,246	13,450,379	7,146,025

Profit or loss attributable to:
Owners of the controlling company	44	￦	2,686,873	13,289,127	7,048,581
Non-controlling interests			112,094	127,246	99,746

		￦	2,798,967	13,416,373	7,148,327

Total comprehensive income attributable to:
Owners of the controlling company		￦	2,335,827	13,308,132	7,041,557
Non-controlling interests			105,419	142,247	104,468

		￦	2,441,246	13,450,379	7,146,025

Earnings per share	44
Basic and diluted earnings per share		￦	4,290	20,701	10,980

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2015 and 2016

		Equity attributable to owners of the controlling company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2014	￦	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

Total comprehensive income for the period
Profit for the period		—	2,686,873	—	2,686,873	112,094	2,798,967
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(91,340)	—	(91,340)	(17,090)	(108,430)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(1,899)	—	(1,899)	—	(1,899)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(97,263)	(97,263)	12	(97,251)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(80,218)	(80,218)	(4,575)	(84,793)
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	(84,962)	14,386	(70,576)
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	4,636	4,636	592	5,228
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(56,073)	—	(56,073)	(130,969)	(187,042)
Issuance of share capital by subsidiaries		—	—	(1,235)	(1,235)	7,453	6,218
Equity transaction within consolidation scope—other than issuance of share capital		—	—	237,159	237,159	72,452	309,611
Disposal of treasury stocks		—	—	825,985	825,985	—	825,985
Changes in consolidation scope		—	—	—	—	(5,281)	(5,281)
Dividends paid (hybrid securities)		—	—	—	—	(16,463)	(16,463)

Balance at December 31, 2014	￦	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2014, 2015 and 2016

		Equity attributable to owners of the controlling company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2015	￦	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income for the period
Profit for the period		—	13,289,127	—	13,289,127	127,246	13,416,373
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(84,271)	—	(84,271)	(3,590)	(87,861)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(280)	—	(280)	(3)	(283)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	9,744	9,744	(96)	9,648
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	3,157	3,157	1,252	4,409
Foreign currency translation of foreign operations, net of tax		—	—	1,179	1,179	17,356	18,535
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	89,476	89,476	82	89,558
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(86,071)	(407,053)
Issuance of shares of capital by subsidiaries and others		—	—	2,536	2,536	12,329	14,865
Equity transaction within consolidation scope—other than issuance of share capital		—	—	44,166	44,166	9,046	53,212
Changes in consolidation scope		—	—	(716)	(716)	23,229	22,513
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)
Others		—	—	—	—	4	4

Balance at December 31, 2015	￦	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2014, 2015 and 2016

		Equity attributable to owners of the controlling company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2016	￦	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income for the period
Profit for the period		—	7,048,581	—	7,048,581	99,746	7,148,327
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(69,330)	—	(69,330)	(6,596)	(75,926)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(2,532)	—	(2,532)	17	(2,515)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	61,275	61,275	4	61,279
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	27,075	27,075	1,339	28,414
Foreign currency translation of foreign operations, net of tax		—	—	31,406	31,406	9,954	41,360
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(54,918)	(54,918)	4	(54,914)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(99,982)	(2,090,071)
Issuance of shares of capital by subsidiaries and others		—	—	1,750	1,750	14,809	16,559
Equity transaction within consolidation scope—other than issuance of share capital		—	—	36,008	36,008	12,299	48,307
Changes in consolidation scope		—	—	—	—	3,705	3,705
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)

Balance at December 31, 2016	￦	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

		2014	2015	2016
		In millions of won
Cash flows from operating activities
Profit for the period	￦	2,798,967	13,416,373	7,148,327
Adjustments for:
Income tax expense		1,430,339	5,239,413	3,365,141
Depreciation		7,797,046	8,269,118	8,881,273
Amortization		76,413	72,266	79,715
Employee benefit expense		121,406	314,692	373,753
Bad debt expense		54,999	18,350	37,815
Interest expense		2,351,624	2,015,684	1,752,868
Loss on sale of financial assets		2,700	3,008	9
Loss on disposal of property, plant and equipment		50,152	1,933	4,996
Loss on abandonment of property, plant, and equipment		309,451	365,056	426,519
Impairment loss on property, plant and equipment		38,107	30,344	—
Impairment loss on intangible assets		42	22	3,945
Loss on disposal of intangible assets		18	16	158
Accretion expense to provisions, net		1,295,150	1,602,724	1,782,732
Loss on foreign currency translation, net		351,660	617,224	253,468
Valuation and transaction gain on derivative instruments, net		(143,239)	(708,120)	(231,630)
Share in loss (income) of associates and joint ventures, net		(241,013)	(194,272)	18,926
Gain on disposal of financial assets		(98,065)	(4)	(1,482)
Gain on disposal of property, plant and equipment		(85,775)	(8,637,508)	(74,035)
Gain on disposal of intangible assets		(4)	(32)	—
Gain on disposal of investments in associates and joint ventures		(47,072)	(4,731)	(52)
Loss on disposal of investments in associates and joint ventures		1,254	—	2,935
Gain on disposal of investments in subsidiaries		(40,449)	(8,376)	—
Loss on disposal of investments in subsidiaries		17	—	—
Impairment loss on investments in associates and joint ventures		52,279	—	115,539
Interest income		(191,456)	(241,585)	(241,778)
Dividends income		(14,193)	(14,069)	(9,446)
Impairment loss on available-for-sale securities		79,618	84,370	86,703
Others, net		(20,303)	(35,107)	66,260

		13,130,706	8,790,416	16,694,332

Changes in:
Trade receivables		96,294	715,498	200,529
Non-trade receivables		9,063	(17,102)	(68,322)
Accrued income		(207,155)	17,051	69,151
Other receivables		(906)	(9,441)	10,093
Other current assets		75,410	67,520	(259,492)
Inventories		(1,146,221)	(1,190,188)	(1,439,545)
Other non-current assets		47,119	(31,465)	(2,792)
Trade payables		(257,614)	(1,577,551)	141,994
Non-trade payables		(102,526)	38,223	(8,379)
Accrued expenses		(107,277)	(410,744)	(153,172)
Other payables		—	964	—
Other current liabilities		2,249,714	870,945	284,417
Other non-current liabilities		(317,437)	377,617	809,699
Investments in associates and joint ventures		47,120	114,708	75,407
Provisions		(675,569)	(1,033,502)	(1,527,129)
Payments of employee benefit obligations		(860,179)	(43,100)	(53,477)
Plan assets		(231,342)	(214,449)	(312,125)

		(1,381,506)	(2,325,016)	(2,233,143)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014, 2015 and 2016

		2014	2015	2016
		In millions of won
Cash generated from operating activities	￦	14,548,167	19,881,773	21,609,516
Dividends received		13,518	38,565	10,294
Interest paid		(2,460,457)	(2,176,040)	(2,041,379)
Interest received		167,269	133,875	240,878
Income taxes paid		(222,805)	(935,068)	(3,298,757)

Net cash from operating activities		12,045,692	16,943,105	16,520,552

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		232,228	22,058	46,644
Acquisition of associates and joint ventures		(248,223)	(116,114)	(113,222)
Proceeds from disposals of property, plant and equipment		111,260	9,843,796	207,960
Acquisition of property, plant and equipment		(14,547,499)	(14,049,887)	(12,028,789)
Proceeds from disposals of intangible assets		1,819	467	430
Acquisition of intangible assets		(68,624)	(87,946)	(124,422)
Proceeds from disposals of financial assets		1,060,117	242,856	10,876,017
Acquisition of financial assets		(975,104)	(5,326,151)	(8,130,621)
Increase in loans		(135,001)	(153,570)	(206,092)
Collection of loans		101,037	111,714	117,561
Increase in deposits		(335,518)	(352,669)	(468,734)
Decrease in deposits		227,354	185,154	161,166
Receipt of government grants		108,681	52,696	32,878
Usage of government grants		(36,464)	(13,372)	(33,516)
Net cash inflow (outflow) from changes in consolidation scope		44,319	(968)	3,754
Other cash inflow (outflow) from investing activities, net		(715)	(132,034)	13,116

Net cash used in investing activities		(14,460,333)	(9,773,970)	(9,645,870)

Cash flows from financing activities
Proceeds (Repayment of) from short-term borrowings, net		59,421	(65,355)	(49,604)
Proceeds from long-term borrowings and debt securities		9,566,625	4,178,454	2,302,060
Repayment of long-term borrowings and debt securities		(8,119,325)	(8,960,706)	(7,750,047)
Payment of finance lease liabilities		(115,532)	(110,040)	(118,215)
Settlement of derivative instruments, net		(444,243)	73,348	73,246
Disposal of treasury stocks		852,962	—	—
Proceeds on disposal of partial interest in a subsidiary that does not involve loss of control		376,477	67,914	—
Change in non-controlling interest		12,595	36,105	10,538
Dividends paid (hybrid bond)		(16,463)	(16,455)	(16,455)
Dividends paid		(186,985)	(409,884)	(2,088,429)
Other cash outflow from financing activities, net		(356)	—	(570)

Net cash from (used in) financing activities		1,985,176	(5,206,619)	(7,637,476)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(429,465)	1,962,516	(762,794)
Effect of exchange rate fluctuations on cash held		(6,548)	24,249	31,082

Net increase (decrease) in cash and cash equivalents		(436,013)	1,986,765	(731,712)
Cash and cash equivalents at January 1		2,232,313	1,796,300	3,783,065

Cash and cash equivalents at December 31	￦	1,796,300	3,783,065	3,051,353

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2016, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Foreign investors	197,308,414	30.74%
Other	116,578,605	18.16%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 17, 2017.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

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

Energy delivered but not metered nor billed are calculated at the reporting date are estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2015 and 2016 are ￦1,599,592 million and ￦1,615,322 million, respectively.

(ii)	Continuing operation of Wolsong Unit 1 nuclear power plant

Wolsong Unit 1 nuclear power plant of the Company commenced operations on November 21, 1982 and ended its operations on November 20, 2012 pursuant to its 30-year operating license. On February 27, 2015, the Nuclear Safety and Security Commission (NSSC) evaluated the safety of operation on the Wolsong Unit 1 nuclear power plant and approved to continue its operation until November 20, 2022. As described in note 50, the lawsuit related to the validity of the approval of NSSC is currently ongoing. The consolidated financial statements were prepared based on the judgment of the Company that the approval of NSSC is valid and Wolsong Unit 1 nuclear power plant will be operating until 2022.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 17 – Investments in Associates and Joint Ventures

•	Note 18 – Property, Plant and Equipment

•	Note 20 – Construction Services Contracts

•	Note 45 – Risk Management

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 41 – Income taxes

•	Note 25 – Employment benefits

(5)	Changes in accounting policies

(i)	IAS 16, ‘Property, Plant and Equipment’

The Company has adopted amendments to IAS 16, ‘Property, Plant and Equipment’, since January 1, 2016. Amendments to IAS 16, ‘Property, Plant and Equipment’, specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(ii)	IAS 38, ‘Intangible Assets’

The Company has adopted amendments to IAS 38, ‘Intangible Assets’, since January 1, 2016. Amendments to IAS 38, ‘Intangible Assets’, introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be rebutted only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(iii)	IFRS 11, ‘Joint Arrangement’

The Company has adopted amendments to IFRS 11, ‘Joint Arrangement’, since January 1, 2016. Amendments to IFRS 11, ‘Joint Arrangement’, require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in IFRS 3, ‘Business Combinations’.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(6)	New standards and amendments not yet adopted

The following new standards, interpretations and amendments to existing standards are effective for annual periods beginning after January 1, 2016, and the Company has not early adopted them yet. The management is in the process of evaluating the potential impact on the consolidated financial statements upon the adoption of the new standards, interpretations and the amendments.

(i)	IFRS 9, ‘Financial Instruments’

IFRS 9, ‘Financial Instruments’, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Company plans to adopt IFRS 9 for the year beginning on January 1, 2018. IFRS 9 will generally be applied retrospectively; however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, IFRS 9, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

IFRS 9 will require the Company to assess the financial impact from application of IFRS 9 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting IFRS 9 will be dependent on the financial instruments the Company holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

The Company has not initiated any changes in internal controls processes or accounting processing systems, and has not performed an assessment of the impact resulting from the application of IFRS 9. The Company is currently performing a detailed assessment of the potential impact from the application of IFRS 9 and plans to complete the assessment in advance of its effective date. Expected impacts on the consolidated financial statements are generally categorized as follows:

1	Classification and measurement of financial assets

Under IFRS 9, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. Under IFRS 9, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under IFRS 9 compared to the existing guidance in IAS 39, the adoption of IFRS 9 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Company’s profit or loss.

The criteria for classification and measurement of financial assets under IFRS 9 are as follows:

•	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•	A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

•	On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) the those items in OCI to profit or loss subsequently.

•	A financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

As of December 31, 2016, the Company has loans and receivables amounting to ￦16,273,877 million, available-for-sale financial assets amounting to ￦1,014,732 million, and financial assets at fair value through profit or loss amounting to ￦367,477 million.

2	Classification and measurement of financial liabilities

Under IFRS 9, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, IAS 39, will be presented in OCI under IFRS 9, profit or loss related to valuation of the same financial liabilities is likely to decrease.

The Company does not have any financial liability designated as at FVTPL as of December 31, 2016.

3	Impairment: Financial assets and contract assets

IFRS 9 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under IFRS 9, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in IAS 39 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date
Stage 2	Credit risk has increase significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument
Stage 3	Credit-impaired

Under IFRS 9, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime ECL since the initial recognition are recognized as loss allowances.

As of December 31, 2016, the Company has debt instruments in financial assets measured at amortized cost amounting to ￦16,438,054 million (loans and receivables) and has recognized loss allowances of ￦164,177 million.

4	Hedge accounting

IFRS 9 retains the mechanics of hedge accounting (fair value hedge, cash flow hedge, hedging on net investment in a foreign operation) which was defined in the existing guidance in IFRS 9, but provides principle-based and less complex guidance in hedging which focuses on the risk management activities. More hedged items and hedging instruments would qualify for hedge accounting, more qualitative and forward-looking approach will be taken to assessing hedge effectiveness, and qualitative threshold (80~125%) is removed under IFRS 9.

Certain transactions which were not qualified for hedge accounting under the existing standard will likely quality for hedge accounting under IFRS 9, decreasing volatility in the Company’s profits or loss.

As of December 31, 2016, the Company has asset and liabilities designated as hedged items amounting to ￦413,897 million and ￦117,157 million, respectively.

When initially applying IFRS 9, the Company may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39.

(ii)	IFRS 15, ‘Revenue from Contracts with Customers’

IFRS 15, ‘Revenue from Contracts from Customers’, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

It replaces existing revenue recognition guidance, including IAS 18, ‘Revenue’, IAS 11, ‘Construction Contracts’, SIC-31, ‘Revenue-Barter transactions involving advertising services’, IFRIC 13 ‘Customer Loyalty Programs’, IFRIC 15, ‘Agreements for the construction of real estate’, and IFRIC 18, ‘Transfers of assets from customers’.

Existing IFRS standards and interpretations including IAS 18 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, IFRS 15, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company is currently performing a detailed assessment of the impact resulting from the application of IFRS 15 and plans to complete the assessment in advance of its effective date.

(iii)	IFRS 16, ‘Leases’

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

(iv)	Amendments to IAS 12, ‘Income Taxes’

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Company assesses whether there will be sufficient taxable profit, the Company should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2017.

The adoption of the amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

(v)	Amendments to IFRS 2, ‘Share-based Payment’

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the company settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

The adoption of the amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

(vi)	Amendments to IAS 7, ‘Statement of Cash Flows’

The amendments require changes in liabilities arising from financing activities to be disclosed. The amendments are effective for annual periods beginning on or after January 1, 2017.

To satisfy the new disclosure requirements, the Company intends to present a reconciliation between the opening and closing balances for liabilities with changes arising from financing activities.

(vii)	IFRIC 22, ‘Foreign Currency Transactions and Advance Consideration

IFRIC 22, published on December 8, 2016, clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018, with earlier adoption permitted.

The Company is currently performing a detailed assessment of the impact resulting from the application of IFRIC 22 and plans to complete the assessment in advance of its effective date.

(viii)	Amendments to IAS 40, ‘Investment Property’

The amendments clarify when an entity should transfer a property asset to, or from, investment property. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

The Company is currently performing a detailed assessment of the impact resulting from the application of amendments to IAS 40 and plans to complete the assessment in advance of its effective date.

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

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of IAS 39,’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with IAS 28, ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applicable to the IFRS 5, ‘Non-current Assets Held for Sale’.

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

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

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

The Korean government approves the utility rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return.

The Company recognize revenue from electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

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

(v)	Deferral of revenue—Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with IFRIC 18, ‘Transfer of Assets from Customers’ when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue on a straight-line basis over the estimated service period which does not exceed the transferred asset’s useful life.

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

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is presented as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is presented as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advance received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

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

(iii)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.

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

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(25);

Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

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

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

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

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain machinery were changed during 2016. Depreciation expenses increased by ￦160,985 million for the year ended December 31, 2016. Depreciation expenses are expected to increase by ￦130,514 million and ￦91,197 million for the years ending December 31, 2017 and 2018, respectively, and to decrease by ￦382,696 million for the years after December 31, 2018.

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

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Leasehold rights	10	Straight
Mining right	—	Unit of production
Others	3 ~ 50 or Indefinite	Straight

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

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

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

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

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

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

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

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

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

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancelation of the Company’s own equity instruments.

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

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, canceled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(24)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with IAS 11, ’Construction Contracts’ and IAS 18, ‘Revenue’, respectively. If the Company performs more than one service under a single contract or arrangement, consideration received or receivable is allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

(25)	Derivative financial instruments, including hedge accounting

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

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

(2)	Financial information of the segments for the years ended December 31, 2014, 2015 and 2016, respectively, are as follows:

		2014
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	56,982,583	1,445,914	55,536,669	2,717,040	28,798	1,394,131	231,502	8,408	309,442	290,444		2,050,726
Electric power generation (Nuclear)		9,379,564	9,364,451	15,113	2,905,115	21,995	582,353	1,227	42,667	—	719,794		2,544,378
Electric power generation (Non-nuclear)		25,067,653	24,680,221	387,432	2,189,202	30,528	308,731	40,260	38,417	—	147,892		1,385,687
Plant maintenance & engineering service		2,620,713	1,887,954	732,759	70,374	16,033	223	1,995	39,983	—	139,965		335,076
Others		537,578	86,525	451,053	26,983	109,427	79,175	—	1,026	9	33		95,803
Consolidation adjustments		(37,465,065)	(37,465,065)	—	(35,255)	(15,325)	(12,989)	—	(9,095)	—	(2,978)		(202,600)

	￦	57,123,026	—	57,123,026	7,873,459	191,456	2,351,624	274,984	121,406	309,451	1,295,150		6,209,070

Finance income													885,290

Finance expense													(3,140,038)

Profit related to associates and joint ventures													274,984

Profit before income tax												￦	4,229,306

		2015
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,164,394	1,230,975	56,933,419	2,859,037	132,809	1,092,594	220,406	135,261	359,521	872,096		13,319,310
Electric power generation (Nuclear)		10,642,352	10,596,189	46,163	3,070,828	24,612	532,490	(595)	54,572	—	401,839		3,806,617
Electric power generation (Non-nuclear)		21,469,345	20,906,081	563,264	2,337,353	22,171	319,647	(10,686)	74,007	5,305	148,053		2,704,260
Plant maintenance & engineering service		2,533,887	2,016,699	517,188	85,662	12,293	542	(1,746)	74,542	—	174,912		332,531
Others		672,250	150,557	521,693	27,491	108,104	127,684	—	343	230	34		80,165
Consolidation adjustments		(34,900,501)	(34,900,501)	—	(38,987)	(58,404)	(57,273)	—	(24,033)	—	5,790		37,993

	￦	58,581,727	—	58,581,727	8,341,384	241,585	2,015,684	207,379	314,692	365,056	1,602,724		20,280,876

Finance income													1,182,988

Finance expense													(3,015,457)

Profit related to associates and joint ventures													207,379

Profit before income tax												￦	18,655,786

		2016
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net	Operating profit (loss)
		In millions of won
Transmission and distribution	￦	59,862,284	1,890,489	57,971,795	3,226,700	80,882	844,200	(128,402)	162,326	424,356	711,430		5,274,308
Electric power generation (Nuclear)		11,168,579	11,129,385	39,194	3,130,820	33,111	474,590	(1,082)	70,582	—	576,223		3,770,165
Electric power generation (Non-nuclear)		21,394,223	20,561,044	833,179	2,523,306	24,171	359,607	(8,342)	79,846	2,133	276,619		3,211,684
Plant maintenance & engineering service		2,618,388	2,190,207	428,181	98,843	10,672	2,156	478	86,268	—	221,301		210,680
Others		567,836	77,098	490,738	26,817	115,928	97,926	—	1,050	30	168		76,336
Consolidation adjustments		(35,848,223)	(35,848,223)	—	(45,498)	(22,986)	(25,611)	—	(26,319)	—	(3,009)		(246,813)

	￦	59,763,087	—	59,763,087	8,960,988	241,778	1,752,868	(137,348)	373,753	426,519	1,782,732		12,296,360

Finance income													791,543

Finance expense													(2,437,087)

Loss related to associates and joint ventures													(137,348)

Profit before income tax												￦	10,513,468

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2015 and 2016 are as follows:

		2015
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	106,306,250	4,338,888	5,885,919	53,125,589
Electric power generation (Nuclear)		51,043,890	16,385	2,647,304	27,386,113
Electric power generation (Non-nuclear)		44,453,545	1,283,432	5,063,195	25,587,071
Plant maintenance & engineering service		2,990,862	54,825	249,627	1,172,351
Others		5,962,546	—	144,846	2,312,658

Segment totals		210,757,093	5,693,530	13,990,891	109,583,782

Consolidation adjustments:
Elimination of inter-segment amounts		(36,505,833)	—	146,942	1,339,753
Equity method adjustment		1,050,574	—	—	—
Deferred taxes		—	—	—	(3,603,808)
Others		(44,475)	—	—	(4,843)

		(35,499,734)	—	146,942	(2,268,898)

Consolidated totals	￦	175,257,359	5,693,530	14,137,833	107,314,884

		2016
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	105,321,129	4,121,462	6,345,004	49,854,420
Electric power generation (Nuclear)		52,782,915	15,384	1,945,610	27,366,938
Electric power generation (Non-nuclear)		47,427,642	1,320,203	3,508,313	26,205,049
Plant maintenance & engineering service		3,106,909	53,399	180,715	1,218,047
Others		7,423,132	—	365,470	2,761,262

Segment totals		216,061,727	5,510,448	12,345,112	107,405,716

Consolidation adjustments:
Elimination of inter-segment amounts		(39,114,371)	—	(191,901)	(5,811,800)
Equity method adjustment		906,239	—	—	—
Deferred taxes		(5,830)	—	—	4,301,404
Others		(10,723)	—	—	(1,108,823)

		(38,224,685)	—	(191,901)	(2,619,219)

Consolidated totals	￦	177,837,042	5,510,448	12,153,211	104,786,497

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets(*2)
		2014	2015	2016	2014	2015	2016
		In millions of won
Domestic	￦	53,893,877	54,351,076	55,310,011	136,053,940	143,788,043	148,297,677
Overseas(*1)		3,229,149	4,230,651	4,453,076	6,542,282	4,526,395	4,474,699

	￦	57,123,026	58,581,727	59,763,087	142,596,222	148,314,438	152,772,376

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2014, 2015 and 2016.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2015 and 2016 are as follows:

		2015
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	3,783,065	—	—	—	3,783,065
Current financial assets
Held-to-maturity investments		—	—	—	381	—	381
Derivative assets		1,498	—	—	—	95,759	97,257
Other financial assets		—	5,237,983	—	—	—	5,237,983
Trade and other receivables		—	7,473,548	—	—	—	7,473,548

		1,498	16,494,596	—	381	95,759	16,592,234

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	584,479	—	—	584,479
Held-to-maturity investments		—	—	—	3,242	—	3,242
Derivative assets		253,510	—	—	—	266,383	519,893
Other financial assets		—	1,387,940	—	—	—	1,387,940
Trade and other receivables		—	1,798,419	—	—	—	1,798,419

		253,510	3,186,359	584,479	3,242	266,383	4,293,973

	￦	255,008	19,680,955	584,479	3,623	362,142	20,886,207

		2016
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	3,051,353	—	—	—	3,051,353
Current financial assets
Held-to-maturity investments		—	—	—	114	—	114
Derivative assets		79,709	—	—	—	113,574	193,283
Other financial assets		—	2,478,592	—	—	—	2,478,592
Trade and other receivables		—	7,788,876	—	—	—	7,788,876

		79,709	13,318,821	—	114	113,574	13,512,218

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,014,732	—	—	1,014,732
Held-to-maturity investments		—	—	—	3,130	—	3,130
Derivative assets		287,768	—	—	—	300,323	588,091
Other financial assets		—	1,051,541	—	—	—	1,051,541
Trade and other receivables		—	1,903,515	—	—	—	1,903,515

		287,768	2,955,056	1,014,732	3,130	300,323	4,561,009

	￦	367,477	16,273,877	1,014,732	3,244	413,897	18,073,227

(2)	Classification of financial liabilities as of December 31, 2015 and 2016 are as follows:

		2015
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,144,027	—	1,144,027
Debt securities		—	6,702,926	—	6,702,926
Derivative liabilities		9,487	—	758	10,245
Trade and other payables		—	4,735,697	—	4,735,697

		9,487	12,582,650	758	12,592,895

Non-current liabilities
Borrowings		—	1,932,259	—	1,932,259
Debt securities		—	48,974,287	—	48,974,287
Derivative liabilities		39,524	—	116,741	156,265
Trade and other payables		—	3,718,435	—	3,718,435

		39,524	54,624,981	116,741	54,781,246

	￦	49,011	67,207,631	117,499	67,374,141

		2016
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,115,521	—	1,115,521
Debt securities		—	7,823,557	—	7,823,557
Derivative liabilities		3,251	—	—	3,251
Trade and other payables		—	5,585,411	—	5,585,411

		3,251	14,524,489		14,527,740

Non-current liabilities
Borrowings		—	1,773,891	—	1,773,891
Debt securities		—	42,926,236	—	42,926,236
Derivative liabilities		18,278	—	117,157	135,435
Trade and other payables		—	3,558,175	—	3,558,175

		18,278	48,258,302	117,157	48,393,737

	￦	21,529	62,782,791	117,157	62,921,477

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2014, 2015 and 2016 are as follows:

			2014	2015	2016
			In millions of won
Cash and cash equivalents	Interest income	￦	56,384	54,687	61,380
Available-for-sale financial assets	Dividends income		14,193	14,069	9,446
	Impairment loss on available-for-sale financial assets		(79,618)	(84,370)	(86,703)
	Gain (loss) on disposal of available-for-sale financial assets		95,365	(3,004)	1,473
	Interest income		382	29	—
Held-to-maturity investments	Interest income		89	99	97
Loans and receivables	Interest income		29,507	28,586	25,106
Trade and other receivables	Interest income		99,680	100,771	102,237
Short-term financial instruments	Interest income		5,199	46,921	45,763
Long-term financial instruments	Interest income		215	10,492	7,195
Financial assets at fair value through profit or loss	Gain on valuation of derivatives		59,164	220,285	113,671
	Gain (loss) on transaction of derivatives		(24,746)	8,605	(8,039)
Derivative assets (using hedge accounting)	Gain on valuation of derivatives (profit or loss)		88,809	244,020	145,458
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		(60,284)	(12,572)	50,047
	Gain (loss) on transaction of derivatives		818	2,818	(13,994)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,664,682)	(1,392,477)	(1,202,065)
	Loss on retirement of financial liabilities		(199)	(33)	(23,000)
	Interest expense of trade and other payables		(98,407)	(84,527)	(68,375)
	Interest expense of others		(588,535)	(538,680)	(482,428)
	Loss on foreign currency transactions and translations		(271,953)	(708,178)	(290,485)
Financial liabilities at fair value through profit or loss	Gain on valuation of derivatives		10,494	35,312	23,225
	Gain (loss) on transaction of derivatives		(38,909)	107,454	17,045
Derivative liabilities (using hedge accounting)	Gain on valuation of derivatives (profit or loss)		51,788	93,914	5,714
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		(76,013)	9,728	(3,297)
	Loss on transaction of derivatives		(4,180)	(4,288)	(51,450)

(*)	Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income or loss.

6.	Restricted Deposits

Restricted deposits as of December 31, 2015 and 2016 are as follows:

			2015	2016
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	4,828	91
	Deposits for government project		5,839	16,457
	Collateral provided for borrowings		6,839	80,327
	Collateral provided for lawsuit		641	241
	Deposits for transmission regional support program		204	2,137
	Pledge		740	—
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		—	437,015
Short-term financial instruments	Bidding guarantees		—	118
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		18,000	33,000
Other current receivables	Deposit for lawsuit		—	16,000
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		333	342
	Decommissioning costs of nuclear power plants		652,700	214,121
	Collateral provided for borrowings		20	—
	Funds for developing small and medium enterprises(*1)		100,000	200,000

		￦	790,146	999,851

(*1)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for the high potential businesses as of December 31, 2016.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Cash	￦	109	119
Other demand deposits		1,309,396	1,725,785
Short-term deposits classified as cash equivalents		374,575	120,594
Short-term investments classified as cash equivalents		2,098,985	1,204,855

	￦	3,783,065	3,051,353

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2015 and 2016 are as follows:

		2015
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	6,862,762	(51,956)	(14)	6,810,792
Other receivables		718,717	(52,778)	(3,183)	662,756

		7,581,479	(104,734)	(3,197)	7,473,548

Non-current assets
Trade receivables		447,010	—	—	447,010
Other receivables		1,396,107	(38,968)	(5,730)	1,351,409

		1,843,117	(38,968)	(5,730)	1,798,419

	￦	9,424,596	(143,702)	(8,927)	9,271,967

		2016
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,260,227	(71,985)	—	7,188,242
Other receivables		652,782	(50,071)	(2,077)	600,634

		7,913,009	(122,056)	(2,077)	7,788,876

Non-current assets
Trade receivables		491,509	—	—	491,509
Other receivables		1,455,860	(37,590)	(6,264)	1,412,006

		1,947,369	(37,590)	(6,264)	1,903,515

	￦	9,860,378	(159,646)	(8,341)	9,692,391

(2)	Other receivables as of December 31, 2015 and 2016 are as follows:

		2015
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	330,669	(52,778)	—	277,891
Accrued income		88,256	—	—	88,256
Deposits		235,745	—	(3,183)	232,562
Finance lease receivables		12,098	—	—	12,098
Others		51,949	—	—	51,949

		718,717	(52,778)	(3,183)	662,756

Non-current assets
Non-trade receivables		93,782	(31,829)	—	61,953
Accrued income		582	—	—	582
Deposits		256,745	—	(5,730)	251,015
Finance lease receivables		941,710	—	—	941,710
Others		103,288	(7,139)	—	96,149

		1,396,107	(38,968)	(5,730)	1,351,409

	￦	2,114,824	(91,746)	(8,913)	2,014,165

		2016
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	360,021	(50,071)	—	309,950
Accrued income		62,063	—	—	62,063
Deposits		193,720	—	(2,077)	191,643
Finance lease receivables		12,225	—	—	12,225
Others		24,753	—	—	24,753

		652,782	(50,071)	(2,077)	600,634

Non-current assets
Non-trade receivables		80,393	(26,942)	—	53,451
Accrued income		174	—	—	174
Deposits		320,935	—	(6,264)	314,671
Finance lease receivables		960,649	—	—	960,649
Others		93,709	(10,648)	—	83,061

		1,455,860	(37,590)	(6,264)	1,412,006

	￦	2,108,642	(87,661)	(8,913)	2,012,640

(3)	Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

(4)	Aging analysis of trade receivables as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Trade receivables: (not overdue, not impaired)	￦	7,198,403	7,592,363

Trade receivables: (overdue, not impaired)		891	820

Less than 60 days		891	820

Trade receivables: (impairment reviewed)		110,478	158,553

60 ~ 90 days		31,973	44,277
90 ~ 120 days		11,010	18,917
120 days ~ 1 year		35,097	42,534
Over 1 year		32,398	52,825

		7,309,772	7,751,736
Less: allowance for doubtful accounts		(51,956)	(71,985)
Less: present value discount		(14)	—

	￦	7,257,802	7,679,751

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

(5)	Aging analysis of other receivables as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Other receivables: (not overdue, not impaired)	￦	1,918,132	1,887,620

Other receivables: (overdue, not impaired)		20,249	46,887

Less than 60 days		20,249	46,887

Other receivables: (impairment reviewed)		176,443	174,135

60 ~ 90 days		2,409	7,352
90 ~ 120 days		10,097	2,160
120 days ~ 1 year		21,433	17,613
Over 1 year		142,504	147,010

		2,114,824	2,108,642
Less: allowance for doubtful accounts		(91,746)	(87,661)
Less: present value discount		(8,913)	(8,341)

	￦	2,014,165	2,012,640

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014		2015		2016
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	65,024	69,887	80,644	67,932	51,956	91,746
Bad debt expense		39,018	15,981	1,308	18,473	38,719	233
Write-off		(23,398)	(7,534)	(28,978)	(888)	(18,939)	(928)
Reversal		—	(241)	(1,018)	(413)	—	(5,489)
Others		—	(10,161)	—	6,642	249	2,099

Ending balance	￦	80,644	67,932	51,956	91,746	71,985	87,661

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
	In millions of won
Listed:
Korea District Heating Corp.	￦	127,241	—	—	3,169	—	—	130,410
Kwanglim Co., Ltd.		128	—	—	134	—	—	262
Ssangyong Motor Co., Ltd.		357	—	—	(58)	—	—	299
Sungjee Construction. Co., Ltd.		5	—	—	—	—	—	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		2	—	—	(3)	—	2	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		48	—	—	5	—	—	53
PAN ocean Co., Ltd.		5	—	—	1	—	—	6
Borneo International Furniture Co., Ltd.		4	—	—	7	—	92	103
TONGYANG Inc.		66	—	—	140	—	11	217
TONGYANG networks Inc.		3	—	—	3	—	—	6
Nexolon Co., Ltd.		—	—	—	59	—	3,137	3,196
PT Adaro Energy Tbk		44,109	—	—	(23,097)	(23,206)	23,206	21,012
Energy Fuels Inc.		11,568	—	—	(4,866)	(9,391)	8,615	5,926
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited)		628	—	—	(572)	(572)	558	42
Denison Mines Corp.		62,339	—	—	(22,187)	(20,154)	14,459	34,457
Fission 3.0(*1)		61	—	(57)	11	—	15	30
Fission Uranium Corp.		651	—	—	(28)	—	(69)	554

		247,215	—	(57)	(47,282)	(53,323)	50,026	196,579

Unlisted:
K&C—Gyeongnam youth job creation Investment Fund(*1)		1,340	—	(133)	—	—	—	1,207
Hanwha Electric Power Venture Fund(*1)		1,804	—	(1,804)	—	—	—	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I(*1)		4,752	—	(3,000)	—	(1,181)	—	571

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
	In millions of won
Troika Overseas Resource Development Private Equity Firm	￦	13,340	—	—	—	(11,787)	—	1,553
IBK-AUCTUS Green Growth Private Equity firm(*1)		2,325	—	(1,470)	—	—	—	855
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	(3,625)	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1(*1)		498	802	(231)	—	—	—	1,069
Construction Guarantee		795	—	—	10	—	—	805
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	15	93
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	(121)	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
IXELON Co., Ltd.		23	—	—	—	(23)	—	—
DAIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA KIMJE Co., Ltd.		465	—	—	—	(465)	—	—
ASA JEONJU Co., Ltd.		697	—	—	—	(628)	—	69
KYUNGWON Co., Ltd.		14	—	—	—	—	—	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		—	—	—	—	—	2	2
Ildong Air Conditioning Co., Ltd.		—	—	—	—	(2)	2	—

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
	In millions of won
KS Remicon Co., Ltd.	￦	—	—	—	—	—	3	3
Sewoong Heavy Industries Co., Ltd.		—	—	—	—	—	40	40
SIN-E Steel Co., Ltd.		—	—	—	—	—	33	33
Joongang Platec Co., Ltd.		—	—	—	—	—	72	72
Hangjin Steel Co., Ltd.		—	—	—	—	(116)	116	—
Pyungsan SI Ltd.		—	—	—	—	—	9	9
Samgong Development Co., Ltd.		—	—	—	—	—	7	7
Joongang Development Co., Ltd.		—	—	—	—	—	8	8
AJS Co., Ltd.		—	—	—	—	—	32	32
SHIN-E B&P Co., Ltd.		—	—	—	—	—	10	10
MSE Co., Ltd.		—	—	—	—	—	9	9
Ilrim Nano Tec Co., Ltd.		—	—	—	—	—	15	15
Kwang Myeong Electronics Technology Co., Ltd.		—	—	—	—	—	11	11
Youngjin Hi-Tech Co., Ltd.		—	—	—	—	(105)	126	21
Dong Woo International Co., Ltd.		—	—	—	—	—	18	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		—	—	—	—	—	3	3
Ilsuk Co., Ltd.		—	—	—	—	—	10	10
Dongyang Telecom Co., Ltd.		—	—	—	—	—	11	11
Han Young Construction Co., Ltd.		—	—	—	—	—	3	3
Jongwon Remicon Co., Ltd.		—	—	—	—	—	13	13
Ace Heat Treating Co., Ltd.		—	—	—	—	—	72	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Daewoo Songdo Development Co., Ltd.		—	—	—	—	(2)	2	—
Seyang Inc.		—	—	—	—	—	27	27
Seungri Enterprise Co., Ltd.		—	—	—	—	—	3	3
Onggane Food Co., Ltd		—	—	—	—	—	1	1
Shin-E P&C Co., Ltd.		—	—	—	—	—	1	1
Montista Telecom Co., Ltd.		—	—	—	—	(3)	3	—
Ejung Ad Co., Ltd.		—	—	—	—		3	3
Solvus Co., Ltd.		—	—	—	—	—	3	3
Myung Co., Ltd.		—	—	—	—	—	2	2
Emotion Co., Ltd.		—	—	—	—	—	8	8
Youngdong Concrete Co., Ltd.		—	—	—	—	—	7	7
Shinil Engineering Co., Ltd.		—	—	—	—	—	3	3
Korea Castiron Industrial Co., Ltd.		—	—	—	—	—	22	22
FFG DMC Co., Ltd.		—	—	—	—	—	17	17
Daeseong Metal Co., Ltd.		—	—	—	—	—	47	47
Biwang Industry Co., Ltd		—	—	—	—	—	2	2
Huimun Co., Ltd.		—	—	—	—	—	4	4
Sunun IT F Co., Ltd.		—	—	—	—	—	8	8
Young Sung Co., Ltd.		—	—	—	—	—	27	27
Yuil Industrial Electronics Co., Ltd.		—	—	—	—	—	16	16
DN TEK Inc.		—	—	—	—	—	62	62
Daeyang F.M.S Corporation		—	—	—	—	—	3	3
Kwang Jin Structure Co., Ltd.		—	—	—	—	—	31	31
Woojin Industry Corporation		—	—	—	—	—	16	16
Kwang Sung Industry Co., Ltd.		—	—	—	—	—	7	7
Matsaeng Food Co., Ltd.		—	—	—	—	—	6	6
Futech Mold Co., Ltd.		—	—	—	—	—	14	14
Samcheonri Industrial Co., Ltd.		—	—	—	—	—	13	13

		2015
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
	In millions of won
Woojoo Environment Ind. Co., Ltd.	￦	—	—	—	—	—	13	13
Cheongatti Co., Ltd.		—	—	—	—	—	4	4
Hyungji Esquire Co., Ltd.		—	—	—	—	—	21	21
Kolmar Pharma Co., Ltd.		—	—	—	—	—	52	52
Morado Co., Ltd.		—	—	—	—	—	2	2
Myung Sung Tex Co., Ltd.		—	—	—	—	—	2	2
Areva nc Expansion		227,876	—	—	—	—	(57,758)	170,118
Navanakorn Electric Co., Ltd.		16,836	—	—	—	—	1,115	17,951
PT. Kedap Saayq		12,989	—	—	—	(12,989)	—	—
Set Holding		167,832	—	—	11,753	—	—	179,585
PT. Cirebon Energi Prasarana		—	635	—	—	—	—	635

		467,936	1,437	(6,638)	11,763	(31,047)	(55,551)	387,900

	￦	715,151	1,437	(6,695)	(35,519)	(84,370)	(5,525)	584,479

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounting to ￦4 million and ￦3,008 million, respectively, from the sales of shares of Fission 3.0, K&C- Gyeongnam Youth Job Creation Investment Fund, Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust 1, IBK-AUCTUS Green Growth Private Equity Firm and others and from the liquidation of Hanwha Electric Power Venture fund for the year ended December 31, 2015.

		2016
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
		In millions of won
Listed:
Korea District Heating Corp.	￦	130,410	—	—	23,773	—	—	154,183
Kwanglim Co., Ltd.(*1)		262	—	(214)	598	—	(646)	—
Ssangyong Motor Co., Ltd.		299	—	—	5	—	—	304
Sungjee Construction. Co., Ltd.		5	—	—	16	—	—	21
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		1	—	—	(1)	—	—	—
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		53	—	—	21	—	—	74
PAN ocean Co., Ltd.		6	—	—	1	—	—	7
Borneo International Furniture Co., Ltd.		103	—	—	—	—	—	103
TONGYANG Inc.(*1)		217	—	(44)	25	—	(198)	—
TONGYANG networks Inc.(*1)		6	—	(3)	—	—	(3)	—
Nexolon Co., Ltd.(*1)		3,196	—	(3,137)	569	—	(628)	—
Dongbu Corporation,		—	—	—	—	—	12	12
PT Adaro Energy Tbk		21,012	—	—	52,049	—	—	73,061
Energy Fuels Inc.		5,926	—	—	(2,775)	(3,273)	3,507	3,385
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited)		42	—	—	—	—	—	42
Denison Mines Corp.		34,457	—	—	—	(5,849)	7,896	36,504
Fission 3.0		30	—	—	(16)	—	2	16
Fission Uranium Corp.		554	—	—	(126)	—	31	459

		196,579	—	(3,398)	74,139	(9,122)	9,973	268,171

		2016
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
		In millions of won
Unlisted:
K&C—Gyeongnam youth job creation Investment Fund	￦	1,207	—	—	—	—	—	1,207
Korea investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I		571	—	—	—	—	—	571
Troika Overseas Resource Development Private Equity Firm		1,553	—	—	—	—	—	1,553
IBK-AUCTUS Green Growth Private Equity firm(*1)		855	—	(814)	—	—	—	41
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		1,375	—	—	—	—	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1(*1)		1,069	3,685	(365)	—	—	—	4,389
Construction Guarantee		805	—	—	14	—	—	819
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	3,000	—	—	—	—	3,301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Korea investment—Investment Pool for Public funds 10		—	142,470	—	(1,155)	—	—	141,315
Samsung investment—Investment Pool for Public funds 2		—	213,710	—	(1,790)	—	—	211,920
Samsung investment—Investment Pool for Public funds 1		—	53,220	—	(8)	—	—	53,212
Korea investment—Hanwha KT Mater Lease Private Special Investment Trust(*1)		—	31,200	(640)	8	—	—	30,568
Onggane Food Co., Ltd.		1	—	—	—	—	—	1
Shin-E P&C Co., Ltd.		1	—	—	—	—	—	1
Ejung Ad Co., Ltd.		3	—	—	—	—	—	3
Solvus Co., Ltd.		3	—	—	—	—	—	3
Myung Co., Ltd.		2	—	—	—	—	—	2
Emotion Co., Ltd.		8	—	—	—	—	—	8
Youngdong Concrete Co., Ltd.		7	—	—	—	—	—	7
Shinil Engineering Co., Ltd.		3	—	—	—	—	—	3
Korea Castiron Industrial Co., Ltd.		22	—	—	—	(22)	—	—
FFG DMC Co., Ltd.		17	—	—	—	(68)	51	—
Daeseong Metal Co., Ltd.		47	—	—	—	—	(47)	—
Biwang Industry Co., Ltd		2	—	—	—	—	—	2
Huimun Co., Ltd.		4	—	—	—	—	—	4
Sunun IT F Co., Ltd.		8	—	—	—	—	(8)	—

		2016
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
		In millions of won
Young Sung Co., Ltd.	￦	27	—	—	—	—	—	27
Yuil Industrial Electronics Co., Ltd.		16	—	—	—	—	—	16
DN TEK Inc.		62	—	—	—	(56)	—	6
Daeyang F.M.S Corporation		3	—	—	—	—	20	23
Kwang Jin Structure Co., Ltd.		31	—	—	—	—	—	31
Woojin Industry Corporation		16	—	—	—	—	—	16
Kwang Sung Industry Co., Ltd.		7	—	—	—	—	—	7
Matsaeng Food Co., Ltd.		6	—	—	—	—	(6)	—
Futech Mold Co., Ltd.		14	—	—	—	—	—	14
Samcheonri Industrial Co., Ltd.		13	—	—	—	—	—	13
Woojoo Environment Ind. Co., Ltd.		13	—	—	—	—	—	13
Cheongatti Co., Ltd.		4	—	—	—	—	—	4
Hyungji Esquire Co., Ltd.		21	—	—	—	—	1	22
Kolmar Pharma Co., Ltd.		52	—	—	—	(49)	—	3
Morado Co., Ltd.		2	—	—	—	—	—	2
Myung Sung Tex Co., Ltd.		2	—	—	—	—	—	2
Kwang Sung Co., Ltd.		—	—	—	—	—	31	31
EverTechno. Co.,Ltd.		—	—	—	—	(140)	147	7
Autowel Co.,Ltd.		—	—	—	—	—	13	13
Woobang Construction Co., Ltd.		—	—	—	—	—	8	8
Shin Pyung Co., Ltd.		—	—	—	—	—	3	3
JMC Heavy Industries Co., Ltd.		—	—	—	—	—	27	27
Najin Steel Co., Ltd.		—	—	—	—	—	5	5
Kunyang Food Co., Ltd.		—	—	—	—	(1)	1	—
Sinkwang Industry Co., Ltd.		—	—	—	—	—	5	5
Join Land Co., Ltd.		—	—	—	—	—	1	1
Crystal Co., Ltd.		—	—	—	—	—	2	2
Elephant & Friends Co., Ltd.		—	—	—	—	—	3	3
Mireco Co., Ltd.		—	—	—	—	—	11	11
L&K Industry Co., Ltd.		—	—	—	—	—	24	24
JO Tech Co., Ltd.		—	—	—	—	—	25	25
Samwoo EMC Co., Ltd.		—	—	—	—	(117)	117	—
Kendae Printing Co., Ltd.		—	—	—	—	—	21	21
Golden Tech Co., Ltd.		—	—	—	—	(114)	114	—
Dauning Co., Ltd.		—	—	—	—	—	6	6
Korea Trecision Co., Ltd.		—	—	—	—	—	5	5
Buhmwoo Chemical Corp.		—	—	—	—	(20)	20	—
Ace Track Co., Ltd.		—	—	—	—	(160)	219	59
Taebok Machinery Co., Ltd.		—	—	—	—	—	11	11
Yooah Industry Co., Ltd.		—	—	—	—	—	13	13
Yoo-A Construction Co., Ltd.		—	—	—	—	—	11	11
Dung Hwan Co., Ltd.		—	—	—	—	—	5	5
Dongjin Metal Co., Ltd.		—	—	—	—	(27)	27	—
Hurim Biocell Co., Ltd.		—	—	—	—	—	5	5
P. J, Trading Co., LTd.		—	—	—	—	—	—	—
Sunjin Power Tech Co., Ltd.		—	—	—	—	(157)	247	90
Smart Power Co.,Ltd.		—	200	—	—	—	—	200
Sunjin Inprecision Co.,Ltd.		—	—	—	—	(169)	169	—
Haseung Industries Co.,Ltd.		—	—	—	—	—	28	28
Beer Yeast Korea Inc.		—	—	—	—	—	7	7
Daeryung Corporation		—	—	—	—	—	10	10
Korea Bio Red Ginseng Co.,Ltd.		—	—	—	—	—	10	10
ESGI Co.,Ltd.		—	—	—	—	(120)	120	—

		2016
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
		In millions of won
ENH Co.,Ltd.		—	—	—	—	(55)	55	—
HS Development Co.,Ltd.		—	—	—	—	—	54	54
OCO Co.,Ltd.		—	—	—	—	—	11	11
B CON Co.,Ltd.		—	—	—	—	—	6	6
Doosun Co.,Ltd.		—	—	—	—	(62)	62	—
CheonIl Metal Co., Ltd.		—	—	—	—	—	4	4
Teakwang Tech Co., Ltd.		—	—	—	—	—	12	12
SsangMa Machine Co., Ltd.		—	—	—	—	—	1	1
SinJin Co., Ltd.		—	—	—	—	—	9	9
Ace Integration Co., Ltd		—	—	—	—	—	21	21
AceInti Agricultural Co., Ltd.		—	—	—	—	—	1	1
KyungDong Co., Ltd.		—	—	—	—	—	1	1
ChunWon Development Co., Ltd.		—	—	—	—	—	39	39
WonIl Co., Ltd.		—	—	—	—	—	50	50
SungLim Industrial Co., Ltd.		—	—	—	—	—	1	1
DaeHa Co., Ltd.		—	—	—	—	—	11	11
Korea Minerals Co., Ltd.		—	—	—	—	—	135	135
HyoDong Development Co., Ltd.		—	—	—	—	—	24	24
Haspe Tech Co., Ltd.		—	—	—	—	—	20	20
JoHyun Co., Ltd.		—	—	—	—	—	18	18
KC Co., Ltd.		—	—	—	—	—	3	3
SeongJi Industrial Co.,Ltd.		—	—	—	—	—	1	1
SsangYong E&C Co., Ltd.(*1)		—	—	(9)	—	—	9	—
Areva nc Expansion		170,118	—	—	—	(69,927)	(1,719)	98,472
Navanakorn Electric Co., Ltd.		17,951	—	—	—	—	558	18,509
PT. Kedap Saayq		—	—	—	—	—	—	—
Set Holding		179,585	—	—	(9,415)	—	—	170,170
PT. Cirebon Energi Prasarana		635	1,999	—	—	—	75	2,709

		387,900	449,484	(1,828)	(12,346)	(77,581)	932	746,561

	￦	584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounting to ￦1,482 million and ￦9 million, respectively, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc., Nexolon Co., Ltd. and SsangYong E&C Co., Ltd. and from the partial sales of IBK-AUCTUS Green Growth Private Equity Firm, Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and Korea investment—Hanwha KT Mater Lease Private Special Investment Trust for the year ended December 31, 2016.

(2)	Available-for-sale financial assets of December 31, 2015 and 2016 are as follows:

	2015
	Shares	Ownership		Acquisition cost	Book value	Fair value
	In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	130,410	130,410
Kwanglim Co., Ltd.	84,515	0.44%		386	262	262
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	299	299
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	232	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	53	53
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
TONGYANG Inc.	78,511	0.03%		45	217	217
TONGYANG networks Inc.	4,422	0.01%		3	6	6
Nexolon Co., Ltd.	3,665,367	2.59%		3,138	3,196	3,196
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	21,012	21,012
Energy Fuels Inc.	1,711,814	3.79%		16,819	5,926	5,926
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited)	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	34,457	34,457
Fission 3.0	300,000	0.17%		—	30	30
Fission Uranium Corp.	800,000	0.21%		785	554	554

				369,333	196,579	196,579

Unlisted(*1)
K&C—Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	233	6.30%		855	855	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	1,069,432,095	5.00%		1,069	1,069	—
Construction Guarantee(*2)	571	0.02%		601	805	805
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—

	2015
	Shares	Ownership		Acquisition cost	Book value	Fair value
	In millions of won
Hwan Young Steel Co., Ltd.	10,916	0.14%	￦	1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	—	—
DAIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	—	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
Ildong Air Conditioning Co., Ltd.	218	0.16%		3	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Sewoong Heavy Industries Co., Ltd.	7,931	0.10%		40	40	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Hangjin Steel Co., Ltd.	116	1.08%		116	—	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Daewoo Songdo Development Co., Ltd.	301	0.00%		2	—	—

	2015
	Shares	Ownership		Acquisition cost	Book value	Fair value
	In millions of won
Seyang Inc.	537	0.05%	￦	27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Montista Telecom Co., Ltd.	5,409	0.00%		3	—	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—
FFG DMC Co., Ltd.	12	0.00%		17	17	—
Daeseong Metal Co., Ltd.	518	2.37%		47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Sunun IT F Co., Ltd.	133	0.52%		8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang F.M.S Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	52	0.02%		21	21	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Areva nc Expansion	1,077,124	13.49%		288,443	170,118	—
Navanakorn Electric Co., Ltd.(*3)	4,442,800	29.00%		17,216	17,951	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	420	10.00%		635	635	—

				592,550	387,900	180,390

			￦	961,883	584,479	376,969

(*1)	Book values of unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
	In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	154,183	154,183
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	304	304
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	21	21
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	74	74
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation,	1,229	0.02%		12	12	12
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	73,061	73,061
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,385	3,385
Baralaba Coal Company Limited (formerly, Cockatoo Coal Limited)(*6)	99,763	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	10.93%		84,134	36,504	36,504
Fission 3.0	300,000	0.17%		—	16	16
Fission Uranium Corp.	800,000	0.17%		785	459	459

				365,773	268,171	268,171

Unlisted (*1)
K&C—Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,256,096,329	5.00%		4,389	4,389	—
Construction Guarantee(*2)	571	0.02%		601	819	819
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	5,186	1.39%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.24%		40	40	—

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
	In millions of won
Korea investment—Investment Pool for Public funds 10(*5)	—	—	￦	142,470	141,315	141,315
Samsung investment—Investment Pool for Public funds 2(*5)	—	—		213,710	211,920	211,920
Samsung investment—Investment Pool for Public funds 1(*5)	—	—		53,220	53,212	53,212
Korea investment—Hanwha KT Mater Lease Private Special Investment Trust (*5)	—	—		30,560	30,568	30,568
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
	In millions of won
Youngdong Concrete Co., Ltd.	32	0.32%	￦	7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co.,Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., Ltd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co.,Ltd.	133,333	5.55%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
OCO Co.,Ltd.	123	0.37%		11	11	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Teakwang Tech Co., Ltd.	11	0.15%		4	4	—

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
	In millions of won
SsangMa Machine Co., Ltd.	2,460	0.11%	￦	12	12	—
SinJin Co., Ltd.	4	0.05%		1	1	—
Ace Integration Co., Ltd	233	0.30%		9	9	—
AceInti Agricultural Co., Ltd.	93	0.09%		21	21	—
Teakwang Tech Co., Ltd.	3	0.00%		1	1	—
KyungDong Co., Ltd.	130	0.01%		1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
Areva nc Expansion	1,077,124	13.49%		288,443	98,472	98,472
Navanakorn Electric Co., Ltd.(*3)	8,885,600	26.93%		17,216	18,509	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,709	—

				1,040,553	746,561	706,476

			￦	1,406,326	1,014,732	974,647

(*1)	Book values of unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.

(*5)	As of December 31, 2016, the Company invested in ￦437,015 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.

(*6)	The number of shares has changed due to the merger of shares (500:1) during the year ended December 31, 2016.

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Acquisition	Disposal	Others	Ending balance
		In millions of won
Government bonds	￦	3,601	432	(410)	—	3,623
Corporate bonds		13	—	—	(13)	—

	￦	3,614	432	(410)	(13)	3,623

Current	￦	265	—	(186)	301	380
Non-current		3,349	432	(224)	(314)	3,243

		2016
		Beginning balance	Acquisition	Disposal	Others	Ending balance
		In millions of won
Government bonds	￦	3,623	149	(528)	—	3,244

	￦	3,623	149	(528)	—	3,244

Current	￦	380	—	(380)	114	114
Non-current		3,243	149	(148)	(114)	3,130

11.	Derivatives

(1)	Derivatives as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	1,498	24,896	8,370	32,806
Currency swap		95,759	491,219	184,913	540,057
Interest rate swap		—	3,778	—	4,705
Others(*1)		—	—	—	10,523

	￦	97,257	519,893	193,283	588,091

Derivative liabilities
Currency forward	￦	1,142	—	1,153	34
Currency swap		758	66,976	—	56,612
Interest rate swap		8,345	89,289	2,098	78,789

	￦	10,245	156,265	3,251	135,435

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd, a related party of the Company, and the fair value of the option is recorded in ‘Others’. (Note 17)

(2)	Currency forward contracts which are not designated as hedge instruments as of December 31, 2016 are as follows:

Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
	In millions of won and thousands of foreign currencies
KEB Hana Bank	2014.04.10	2021.07.12	￦	55,120	USD 52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000	1,046.00
JP Morgan	2016.12.09	2017.01.09		35,215	USD 30,219	1,165.31
Woori Bank	2016.12.08	2017.01.09		59,657	USD 51,411	1,160.40
Standard Chartered	2016.12.06	2017.01.03		11,712	USD 10,000	1,171.20
Nova Scotia	2016.12.08	2017.01.09		11,590	USD 10,000	1,159.00
BNP Paribas	2016.12.13	2017.01.17		2,681	USD 2,300	1,165.65
BNP Paribas	2016.12.14	2017.01.17		4,673	USD 4,000	1,168.20
BTMU	2016.12.08	2017.01.12		11,594	USD 10,000	1,159.40
BTMU	2016.12.12	2017.01.17		11,704	USD 10,000	1,170.40
BTMU	2016.12.14	2017.01.17		2,330	USD 2,000	1,165.10
Mizuho Bank	2016.12.08	2017.01.12		11,594	USD 10,000	1,159.35
Nonghyup Bank	2016.12.12	2017.01.17		5,852	USD 5,000	1,170.40
Societe Generale	2016.12.12	2017.01.17		3,979	USD 3,400	1,170.40
Societe Generale	2016.12.15	2017.01.19		14,160	USD 12,000	1,180.00
Societe Generale	2016.12.28	2017.01.31		8,212	USD 6,800	1,207.60
BNP Paribas	2016.11.22	2017.01.25		2,351	USD 2,000	1,175.40
BNP Paribas	2016.11.25	2017.01.31		2,353	USD 2,000	1,176.40
Citibank	2016.11.25	2017.01.31		1,029	USD 874	1,177.85
Mizuho Bank	2016.12.30	2017.03.03		9,596	USD 8,000	1,199.45
HSBC	2016.11.18	2017.05.22		4,717	USD 4,000	1,179.35
HSBC	2016.11.22	2017.01.25		7,046	USD 6,000	1,174.32
HSBC	2016.12.07	2017.02.09		4,669	USD 4,000	1,167.15
HSBC	2016.12.15	2017.01.25		USD 2,489	2,923	1,174.32
HSBC	2016.12.28	2017.02.09		USD 3,424	3,997	1,167.15
HSBC	2016.12.29	2017.01.25		USD 2,693	3,162	1,174.32
HSBC	2016.12.30	2017.03.03		3,605	USD 3,000	1,201.55
HSBC	2016.12.30	2017.03.03		8,396	USD 7,000	1,199.45
Standard Chartered	2016.12.13	2017.02.15		871	USD 748	1,163.60
Nova Scotia	2016.11.22	2017.01.23		7,080	USD 6,000	1,180.03
Nova Scotia	2016.11.24	2017.01.31		3,004	USD 2,540	1,182.55
Nova Scotia	2016.12.26	2017.02.28		2,397	USD 2,000	1,198.70
Nova Scotia	2016.12.30	2017.03.03		6,017	USD 5,000	1,203.30
Nova Scotia	2016.12.30	2017.03.03		9,597	USD 8,000	1,199.60
Nonghyup Bank	2016.11.22	2017.01.25		2,446	USD 2,083	1,174.73
Nonghyup Bank	2016.12.27	2017.02.28		2,410	USD 2,000	1,205.20
Credit Agricole	2016.11.21	2017.01.23		1,182	USD 1,000	1,181.55
Credit Agricole	2016.12.26	2017.02.28		2,397	USD 2,000	1,198.25
Societe Generale	2016.11.22	2017.01.25		2,352	USD 2,000	1,175.90
Societe Generale	2016.11.30	2017.02.02		1,167	USD 1,000	1,166.70
Societe Generale	2016.12.29	2017.02.02		USD 913	1,065	1,166.70
Societe Generale	2016.12.06	2017.02.08		1,168	USD 1,000	1,167.65
Societe Generale	2016.12.23	2017.02.27		4,807	USD 4,000	1,201.78
Mizuho Bank	2016.12.12	2017.01.10		19,887	USD 17,000	1,169.83
Credit Agricole	2016.12.19	2017.01.13		8,302	USD 7,000	1,186.05
Standard Chartered	2016.12.15	2017.01.13		16,503	USD 14,000	1,178.76
KEB Hana Bank	2016.12.29	2017.01.05		341	EUR 270	1,262.26
KEB Hana Bank	2016.08.26	2017.02.16		4,812	EUR 3,800	1,266.30

Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
	In millions of won and thousands of foreign currencies
KEB Hana Bank	2016.09.07	2017.09.06	￦	3,121	EUR 2,500	1,248.20
KEB Hana Bank	2016.08.26	2017.08.09		1,280	CNY 7,800	164.13
KEB Hana Bank	2016.09.07	2017.09.06		834	CNY 5,200	160.48
Societe Generale	2016.12.14	2017.06.16		2,245	USD 1,929	1,163.90
Nova Scotia	2016.12.13	2017.06.15		2,328	USD 2,000	1,164.20
Nomura	2016.12.07	2017.06.12		1,000	USD 858	1,165.10
Nova Scotia	2016.11.16	2017.05.18		23	USD 20	1,166.50
Societe Generale	2016.11.30	2017.06.02		771	USD 661	1,166.70
Nova Scotia	2016.12.07	2017.06.09		737	USD 631	1,167.70
Nomura	2016.12.01	2017.06.05		5,839	USD 5,000	1,167.80
Credit Suisse	2016.11.29	2017.06.01		5,840	USD 5,000	1,167.90
Nova Scotia	2016.12.07	2017.06.09		3,505	USD 3,000	1,168.20
Societe Generale	2016.11.28	2017.05.31		2,047	USD 1,751	1,168.50
BNP Paribas	2016.12.29	2017.07.03		4,241	USD 3,513	1,207.40
Nova Scotia	2016.12.15	2017.03.20		USD 15,000	17,678	1,178.50
Nova Scotia	2016.12.16	2017.03.20		USD 3,000	3,552	1,184.00
Nova Scotia	2016.12.20	2017.03.22		USD 3,000	3,571	1,190.40
Nova Scotia	2016.12.23	2017.03.27		USD 3,000	3,606	1,202.00
KEB Hana Bank	2015.08.26	2017.07.31		JPY 630,000	6,377	10.12
BNP Paribas	2015.02.12	2017.01.10		IDR 6,567,882	USD 486	13,525.00
BNP Paribas	2015.02.12	2017.02.10		IDR 6,567,882	USD 486	13,525.00
BNP Paribas	2015.02.12	2017.03.10		IDR 6,567,882	USD 486	13,525.00
BNP Paribas	2015.02.12	2017.04.10		IDR 6,567,882	USD 486	13,525.00
BNP Paribas	2015.02.12	2017.05.10		IDR 6,567,882	USD 486	13,525.00
BNP Paribas	2015.02.12	2017.06.12		IDR 6,567,882	USD 486	13,525.00
BNP Paribas	2015.02.12	2017.07.10		IDR 6,567,882	USD 486	13,525.00
BNP Paribas	2015.02.12	2017.08.10		IDR 2,889,868	USD 214	13,525.00

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2016 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate		Contract exchange rate
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies
Deutsche Bank	2013~2018	￦	110,412	JPY 10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD 100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY 10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF 100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF 100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD 100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD 50,000	2.24%	3M Libor + 0.55%	1,024.30
Mizuho Bank	2014~2017		153,645	USD 150,000	2.35%	3M Libor + 0.65%	1,024.30
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%	1,117.70

Counterparty	Contract year		Contract amount		Contract interest rate		Contract exchange rate
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies
DBS	2013~2018	￦	108,140	USD 100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD 100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD 100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD 100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Korea Development Bank	2016~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2016 are as follows:

	Contract year		Contract amount		Contract interest rate		Contract exchange rate
Counterparty			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies
Standard Chartered	2011~2017	￦	105,260	USD 100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD 100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD 100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor+1.25%	1,074.90
JP Morgan	2014~2019		107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor+2.10%	2.50%	1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor+2.10%	2.50%	1,210.00
Morgan Stanley	2012~2017		285,000	USD 250,000	3.76%	3.13%	1,140.00
Credit Agricole	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Credit Agricole	2013~2019		118,343	CHF 100,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2019		59,172	CHF 50,000	3.40%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2018		107,360	USD 100,000	3.27%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90

	Contract year		Contract amount		Contract interest rate		Contract exchange rate
Counterparty			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies
Morgan Stanley	2014~2019	￦	104,490	USD 100,000	2.70%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
HSBC	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD 100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD 100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD 50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD 30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD 20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80

(5)	Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2016 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
	In millions of won
Standard Chartered	2012~2017	￦	160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank(*)	2014~2029		40,000	3M CD – 0.03%	4.65%
Export-Import Bank of Korea	2015~2031		USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031		USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031		USD 7,861	2.67%	6M USD Libor

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments as of December 31, 2016 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
			In thousands of U.S. dollars
BNP Paribas	2009~2027	USD 94,790	4.16%	6M USD Libor
KFW	2009~2027	USD 94,790	4.16%	6M USD Libor
Credit Agricole	2016~2033	USD 99,694	3.98% ~ 4.10%	6M USD Libor
SMBC	2016~2033	USD 130,369	4.05% ~ 4.18%	6M USD Libor

(7)	Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2015 and 2016 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)		Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss)(*)
		2015	2016	2015	2016	2015	2016
		In millions of won
Currency forward	￦	357	15,993	8,523	4,266	—	—
Currency swap		431,565	253,035	75,752	(68,266)	(6,926)	40,031
Interest rate swap		161,609	8,517	30,314	7,562	4,082	6,719
Other derivatives		—	10,523	—	—	—	—

	￦	593,531	288,068	114,589	(56,438)	(2,844)	46,750

(*)	As of December 31, 2016, the net gain on valuation of derivatives using cash flow hedge accounting of ￦28,414 million, net of tax, is included in other comprehensive income or loss.

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Loans and receivables	￦	106,013	678,126	198,133	683,353
Allowance for doubtful accounts		—	—	—	(4,532)
Present value discount		(859)	(48,223)	(1,001)	(41,746)
Long / short-term financial instruments		5,132,829	758,037	2,281,460	414,466

	￦	5,237,983	1,387,940	2,478,592	1,051,541

(2)	Loans and receivables as of December 31, 2015 and 2016 are as follows:

		2015
		Face value	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	29,210	(859)	28,351
Loans for housing		11,170	—	11,170
Fisheries loan		6,032	—	6,032
Other loans		59,601	—	59,601

		106,013	(859)	105,154

Long-term loans and receivables
Loans for tuition		390,738	(47,822)	342,916
Loans for housing		132,239	—	132,239
Loans for related parties		99,768	—	99,768
Fisheries loan		1,664	(401)	1,263
Other loans		53,717	—	53,717

		678,126	(48,223)	629,903

	￦	784,139	(49,082)	735,057

		2016
		Face value	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	29,028	—	(1,001)	28,027
Loans for housing		12,556	—	—	12,556
Fisheries loan		352	—	—	352
Other loans		156,197	—	—	156,197

		198,133	—	(1,001)	197,132

Long-term loans and receivables
Loans for tuition		404,200	—	(41,593)	362,607
Loans for housing		125,850	—	—	125,850
Loans for related parties		91,249	(4,532)	—	86,717
Fisheries loan		1,312	—	(153)	1,159
Other loans		60,742	—	—	60,742

		683,353	(4,532)	(41,746)	637,075

	￦	881,486	(4,532)	(42,747)	834,207

(3)	Changes in the allowance for doubtful accounts of Loans and receivables for the year ended December 31, 2016 is as follows:

		2016
		In millions of won
Beginning balance	￦	—
Bad debt expense		4,352
Other		180

Ending balance	￦	4,532

(4)	Long-term and short-term financial instruments as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	2,131,089	3	1,820,391	30,000
ABCP		2,598,791	5,000	351,800	132,600
CP		48,350	—	16,000	—
CD		163,649	—	60,443	—
RP		—	652,700	—	1,521
Others		190,950	100,334	32,826	250,345

	￦	5,132,829	758,037	2,281,460	414,466

13.	Inventories

Inventories as of December 31, 2015 and 2016 are as follows:

		2015
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,304,220	(1,238)	3,302,982
Work-in-progress		133,226	—	133,226
Finished goods		51,073	—	51,073
Supplies		1,062,307	(4,428)	1,057,879
Inventories in transit		392,340	—	392,340
Other inventories		8,913	—	8,913

	￦	4,952,079	(5,666)	4,946,413

		2016
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,182,711	(1,323)	3,181,388
Merchandise		20	—	20
Work-in-progress		118,640	—	118,640
Finished goods		57,659	—	57,659
Supplies		1,289,160	(4,553)	1,284,607
Inventories in transit		827,437	—	827,437
Other inventories		9,692	—	9,692

	￦	5,485,319	(5,876)	5,479,443

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales was ￦3,029 million for the year ended December 31, 2014. The allowance for loss on inventory valuation due to decrease in the net realizable value of inventory added to cost of sales was ￦533 million for the year ended December 31, 2015. The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales was ￦2,473 million for the year ended December 31, 2016. The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2014, 2015 and 2016 were ￦2,709 million, ￦1,318 million and ￦2,683 million, respectively.

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

(2)	Finance lease receivables as of December 31, 2015 and 2016 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

		2015		2016
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	98,488	12,098	55,708	12,225
1 ~ 5 years		407,426	203,699	423,152	214,176
More than 5 years		1,689,281	738,011	1,690,492	746,473

	￦	2,195,195	953,808	2,169,352	972,874

(3)	There are no impaired finance lease receivables as of December 31, 2015 and 2016.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Advance payment	￦	102,842	25,172	93,279	71,238
Prepaid expenses		159,378	85,105	228,142	78,066
Others(*)		135,730	20,956	310,439	32,485

	￦	397,950	131,233	631,860	181,789

(*)	Details of others as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Tax refund receivables	￦	39,158	2,658	30,959	2,188
Greenhouse gas emissions rights		51,158	—	145,105	—
Others		45,414	18,298	134,375	30,297

	￦	135,730	20,956	310,439	32,485

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2015 and 2016 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2015	2016
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Architectural engineering for utility plant and others	KOREA	66.32%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	52.48%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Resources development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	—
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2015	2016
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	—
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.95%	99.95%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited(*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd.(*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	52.48%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
Global One Carbon Private Equity Investment Trust 2	Holding company	KOREA	—	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	—	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	—	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	—	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	—	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	—	99.75%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	—	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	—	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	—	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	—	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	—	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	—	100.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value (“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of December 31, 2016.

(*5)	The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(2)	Subsidiaries newly included in or excluded from consolidation for the year ended December 31, 2016 are as follows:

(i)	Subsidiaries newly included in consolidation

Subsidiary	Reason
Global One Carbon Private Equity Investment Trust 2	Newly Established
Chitose Solar Power Plant LLC	Newly Established
KEPCO Energy Solution Co. Ltd.	Newly Established
Solar School Plant Co., Ltd.	Newly Established
KOSPO Power Services Limitada	Newly Established
Energy New Industry Specialized Investment Private Investment Trust	Newly Established
KOEN Bylong Pty., Ltd.	Newly Established
KOMIPO Bylong Pty., Ltd.	Newly Established
KOWEPO Bylong Pty., Ltd.	Newly Established
KOSPO Bylong Pty., Ltd.	Newly Established
EWP Bylong Pty., Ltd.	Newly Established
KOWEPO Lao International	Newly Established

(ii)	Subsidiaries excluded from consolidation

Subsidiary	Reason
KEPCO Canada Uranium Investment Limited Partnership	Dissolved
DG Kings Plaza, LLC	Liquidated

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2015 and 2016 are as follows:

2015
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	51,043,890	27,386,113	10,642,352	2,465,244
Korea South-East Power Co., Ltd.		9,326,835	4,859,827	4,961,711	601,204
Korea Midland Power Co., Ltd.		7,857,199	4,648,144	3,927,443	226,244
Korea Western Power Co., Ltd.		9,225,791	5,719,032	4,214,540	294,617
Korea Southern Power Co., Ltd.		9,216,084	5,525,865	4,317,995	224,757
Korea East-West Power Co., Ltd.		8,828,603	4,836,904	4,047,655	454,942
KEPCO Engineering & Construction Company, Inc.		855,156	438,371	657,603	31,047
KEPCO Plant Service & Engineering Co., Ltd.		1,029,304	246,342	1,171,082	168,632
KEPCO Nuclear Fuel Co., Ltd.		666,677	328,364	253,524	35,115
KEPCO KDN Co., Ltd.		439,725	159,275	451,678	33,578
Garolim Tidal Power Plant Co., Ltd.		655	346	—	(76)
KEPCO International HongKong Ltd.		172,686	18	—	4,993
KEPCO International Philippines Inc.		115,594	1,542	—	38,541
KEPCO Gansu International Ltd.		17,405	540	—	(6)
KEPCO Philippines Holdings Inc.		132,094	26	—	24,690
KEPCO Philippines Corporation		13,998	218	—	265
KEPCO Ilijan Corporation		603,865	58,572	126,234	54,596
KEPCO Lebanon SARL		741	10,182	—	(1,541)
KEPCO Neimenggu International Ltd.		184,860	348	—	8,027
KEPCO Shanxi International Ltd.		562,652	242,270	—	22,949
KOMIPO Global Pte Ltd.		187,885	29	—	16,572
KEPCO Canada Energy Ltd.		55,945	23	—	(64)
KEPCO Netherlands B.V.		169,496	61	—	1,409
KOREA Imouraren Uranium Investment Corp.		224,499	263	—	5,964
KEPCO Australia Pty., Ltd.		510,892	2,541	4,510	168
KOSEP Australia Pty., Ltd.		18,180	1,581	4,729	346
KOMIPO Australia Pty., Ltd.		17,397	559	4,729	349
KOWEPO Australia Pty., Ltd.		18,320	1,578	4,729	353
KOSPO Australia Pty., Ltd.		18,358	1,567	4,729	356
KEPCO Middle East Holding Company		147,618	150,798	—	14,142
Qatrana Electric Power Company		521,206	412,587	17,844	31,767
KHNP Canada Energy, Ltd.		42,731	22	—	(123)
KEPCO Bylong Australia Pty., Ltd.		183,468	236,545	—	(23,352)
Korea Waterbury Uranium Limited Partnership		20,370	699	—	(48)
KEPCO Canada Uranium Investment Limited Partnership		38,804	14	—	(26,171)
Korea Electric Power Nigeria Ltd.		1,721	1,179	55,768	309
KEPCO Holdings de Mexico		39	34	—	(13)
KST Electric Power Company		564,358	529,439	97,879	14,631
KEPCO Energy Service Company		1,435	604	6,034	875
KEPCO Netherlands S3 B.V.		66,251	189	—	716
PT. KOMIPO Pembangkitan Jawa Bali		16,536	6,170	20,143	8,047
PT. Cirebon Power Service		2,795	1,010	6,663	459
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		12,998	1,117	9,840	2,693
EWP Philippines Corporation		2,664	1,592	—	258
EWP America Inc.(*)		115,562	82,167	59,124	3,227
KNF Canada Energy Limited		1,874	18	—	(66)

2015
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
PT KEPCO Resource Indonesia	￦	1,210	—	—	(217)
EWP Barbados 1 SRL		260,638	370	2,829	273
Gyeonggi Green Energy Co., Ltd.		315,299	249,608	104,674	(4,111)
PT. Tanggamus Electric Power		106,892	91,416	60,044	(7,138)
Gyeongju Wind Power Co., Ltd.		62,600	27,822	5,993	968
KOMIPO America Inc.		13,487	2,480	—	218
KOSEP USA, INC.		40,035	4,178	4,975	153
PT. EWP Indonesia		1,039	15	—	(374)
KEPCO Netherlands J3 B.V.		121,492	81	—	18,858
Korea Offshore Wind Power Co., Ltd.		7,579	2,317	—	(4,213)
Global One Pioneer B.V.		40	20	—	(48)
Global Energy Pioneer B.V.		42	20	—	(48)
Mira Power Limited		110,918	66,963	—	(1,581)
KOSEP Material Co., Ltd.		29,768	28,013	26,310	(17,665)
Commerce and Industry Energy Co., Ltd.		99,638	86,727	24,774	(3,387)
KEPCO Singapore Holdings Pte., Ltd.		1,817	—	—	(9)
KOWEPO India Private Limited		911	10	—	(105)
KEPCO KPS Philippines Corp.		5,688	953	14,278	1,677
KOSPO Chile SpA		133	4,642	—	(942)
PT. KOWEPO Sumsel Operation and Maintenance Services		2,053	51	5,405	1,762
HeeMang Sunlight Power Co., Ltd.		4,711	—	—	(9)
Fujeij Wind Power Company		83	—	—	—
KOSPO Youngnam Power Co., Ltd.		82,173	32,166	—	7

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

2016
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	52,782,915	27,366,938	11,168,579	2,454,810
Korea South-East Power Co., Ltd.		9,773,778	4,794,330	5,093,598	531,061
Korea Midland Power Co., Ltd.		9,066,666	5,416,336	3,719,981	400,696
Korea Western Power Co., Ltd.		9,810,714	5,866,916	4,169,712	401,936
Korea Southern Power Co., Ltd.		9,806,023	5,637,950	4,200,035	426,337
Korea East-West Power Co., Ltd.		8,967,951	4,488,911	4,210,898	467,603
KEPCO Engineering & Construction Company, Inc.		786,596	364,676	506,012	17,796
KEPCO Plant Service & Engineering Co., Ltd.		1,086,421	301,490	1,214,304	86,657
KEPCO Nuclear Fuel Co., Ltd.		713,230	346,012	309,911	33,115
KEPCO KDN Co., Ltd.		519,901	205,869	588,160	43,127
Garolim Tidal Power Plant Co., Ltd.		632	346	—	-24
KEPCO International HongKong Ltd.		173,138	41	—	4,532
KEPCO International Philippines Inc.		114,141	1,468	—	56,783
KEPCO Gansu International Ltd.		17,928	557	—	(18)
KEPCO Philippines Holdings Inc.		125,100	27	—	13,517
KEPCO Philippines Corporation		13,704	8,949	—	(8,717)
KEPCO Ilijan Corporation		558,030	58,449	116,667	51,552
KEPCO Lebanon SARL		1,458	10,312	—	810
KEPCO Neimenggu International Ltd.		186,636	—	—	7,082
KEPCO Shanxi International Ltd.		549,189	218,047	—	5,812
KOMIPO Global Pte Ltd.		223,082	1,095	—	36,764
KEPCO Canada Energy Ltd.		202	24	—	(27,216)
KEPCO Netherlands B.V.		128,014	35	—	224
KOREA Imouraren Uranium Investment Corp.		154,302	764	—	(68,417)
KEPCO Australia Pty., Ltd.		503,657	1,545	3,670	(19,006)
KOSEP Australia Pty., Ltd.		25,174	521	5,357	4,028
KOMIPO Australia Pty., Ltd.		25,413	10	5,388	4,023
KOWEPO Australia Pty., Ltd.		25,550	10	5,357	4,012
KOSPO Australia Pty., Ltd.		25,625	10	5,357	4,033
KEPCO Middle East Holding Company		128,846	125,008	—	6,840
Qatrana Electric Power Company		546,123	417,800	18,866	19,601
KHNP Canada Energy, Ltd.		54,374	46	—	(6,304)
KEPCO Bylong Australia Pty., Ltd.		220,721	277,358	—	(2,357)
Korea Waterbury Uranium Limited Partnership		20,882	149	—	2,348
Korea Electric Power Nigeria Ltd.		696	493	9,794	35
KEPCO Holdings de Mexico		262	19	—	251
KST Electric Power Company		596,823	539,459	146,295	17,322
KEPCO Energy Service Company		1,309	310	5,337	580
KEPCO Netherlands S3 B.V.		55,609	54	—	3,731
PT. KOMIPO Pembangkitan Jawa Bali		16,246	4,549	21,632	8,989
PT. Cirebon Power Service		3,456	1,228	7,463	301
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,524	687	7,321	317
EWP Philippines Corporation		1,966	955	—	(41)
EWP America Inc.(*)		104,809	80,252	33,616	(8,704)
KNF Canada Energy Limited		1,967	20	—	(46)
PT KEPCO Resource Indonesia		913	18	—	(341)
EWP Barbados 1 SRL		267,859	425	1,656	(902)
Gyeonggi Green Energy Co., Ltd.		301,126	221,078	108,557	19,211
PT. Tanggamus Electric Power		184,861	167,641	40,903	2,041
Gyeongju Wind Power Co., Ltd.		76,569	49,293	6,413	1,269
KOMIPO America Inc.		11,518	2,432	—	(2,240)
KOSEP USA, INC.		159	39,028	3,791	(72,817)
PT. EWP Indonesia		2,154	50	—	1,088
KEPCO Netherlands J3 B.V.		125,337	68	—	12,433

2016
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Offshore Wind Power Co., Ltd.	￦	37,826	2,048	—	(4,960)
Global One Pioneer B.V.		161	22	—	(54)
Global Energy Pioneer B.V.		338	22	—	(59)
Mira Power Limited		178,141	133,730	—	(954)
KOSEP Material Co., Ltd.		2,398	1,497	3,232	(901)
Commerce and Industry Energy Co., Ltd.		99,432	87,316	28,375	(536)
KEPCO Singapore Holdings Pte., Ltd.		2,568	13	—	(33)
KOWEPO India Private Limited		879	—	—	1
KEPCO KPS Philippines Corp.		7,897	1,213	12,843	2,060
KOSPO Chile SpA		6,656	4,787	—	125
PT. KOWEPO Sumsel Operation and Maintenance Services		1,439	700	6,165	(96)
HeeMang Sunlight Power Co., Ltd.		7,102	3,391	12	(308)
Fujeij Wind Power Company		47,935	46,636	—	(873)
KOSPO Youngnam Power Co., Ltd.		284,368	205,680	—	(931)
Global One Carbon Private Equity Investment Trust 2		3,002	—	—	9
Chitose Solar Power Plant LLC		49,728	38,806	—	(811)
KEPCO Energy Solution Co. Ltd.		299,933	233	—	(300)
Solar School Plant Co., Ltd.		200,268	259	1	9
KOSPO Power Services Limitada		4,385	1,262	7,300	2,963
Energy New Industry Specialized Investment Private Investment Trust		501,275	33	—	(7)
KOEN Bylong Pty., Ltd.		6,135	—	—	—
KOMIPO Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Bylong Pty., Ltd.		6,135	—	—	—
KOSPO Bylong Pty., Ltd.		6,135	—	—	—
EWP Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Lao International		218	181	—	(108)

(*)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2015 and 2016 are as follows:

2015
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	47.52%	33.37%
Current assets	￦	161,855	547,152	341,559	631,442	1,682,008
Non-current assets		442,010	482,152	513,597	1,976,302	3,414,061
Current liabilities		(22,522)	(195,030)	(342,315)	(296,152)	(856,019)
Non-current liabilities		(36,050)	(51,312)	(96,056)	(1,566,200)	(1,749,618)
Net assets		545,293	782,962	416,785	745,392	2,490,432
Book value of non-controlling interest		267,194	372,064	139,081	644,787	1,423,126
Sales		126,234	1,171,082	657,603	637,544	2,592,463
Profit for the period		54,596	168,632	31,047	61,554	315,829
Profit for the period attributable to non-controlling interest		26,752	78,852	10,360	11,802	127,766
Cash flows from operating activities		83,697	140,625	11,280	(29,888)	205,714
Cash flows from investing activities		(16,021)	(104,477)	(134,874)	(178,241)	(433,613)
Cash flows from financing activities before dividends to non-controlling interest		(39,730)	(40,581)	69,955	226,976	216,620
Dividends to non-controlling interest		(36,080)	(34,569)	(7,300)	(24,577)	(102,526)
Effect of exchange rate fluctuation		4,123	3	(51)	6,399	10,474
Net increase (decrease) of cash and cash equivalents		(4,011)	(38,999)	(60,990)	669	(103,331)

2016
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	154,758	553,924	270,553	1,211,510	2,190,745
Non-current assets		403,272	532,497	516,043	2,379,882	3,831,694
Current liabilities		(19,256)	(264,506)	(286,444)	(297,510)	(867,716)
Non-current liabilities		(39,193)	(36,984)	(78,232)	(1,919,924)	(2,074,333)
Net assets		499,581	784,931	421,920	1,373,958	3,080,390
Book value of non-controlling interest		244,794	384,616	143,115	684,093	1,456,618
Sales		116,667	1,214,304	506,012	674,461	2,511,444
Profit for the period		51,552	86,657	17,796	102,170	258,175
Profit for the period attributable to non-controlling interest		25,260	42,462	6,036	26,709	100,467
Cash flows from operating activities		102,546	121,240	18,748	84,086	326,620
Cash flows from investing activities		(117)	79,807	(7,556)	(367,674)	(295,540)
Cash flows from financing activities before dividends to non-controlling interest		(56,863)	(39,911)	(1,634)	877,863	779,455
Dividends to non-controlling interest		(55,705)	(36,139)	(2,539)	(22,054)	(116,437)
Effect of exchange rate fluctuation		1,529	127	(854)	7,216	8,018
Net increase (decrease) of cash and cash equivalents		(8,610)	125,124	6,165	579,437	702,116

(6)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	There are no changes in goodwill for the years ended December 31, 2015 and 2016.

(7)	Disposals of subsidiaries

KEPCO Canada Uranium Investment Limited Partnership was dissolved and the Company liquidated DG Kings Plaza, LLC during the year ended December 31, 2016. The Company disposed of the shares of Boulder Solar Power, LLC and liquidated KOWEPO America LLC during the year ended December 31, 2015.

(i)	The fair value of consideration as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Consideration received in cash	￦	10,664	898
Fair value of remaining shares after disposal		13,860	—
Net assets transferred due to dissolution		—	34,148

	￦	24,524	35,046

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the years ended December 31, 2015 and 2016 are as follows:

			2015	2016
			In millions of won
Current assets
Cash and cash equivalents	￦		10,071	898
Current financial assets, net			1,077	81
Non-current assets
Available-for-sale financial assets			—	34,089
Property, plant and equipment, net			2,460	—
Other			2,893	—
Current liabilities
Current financial liabilities			—	(22)
Current non-financial liabilities			(7)	—

		￦	16,494	35,046

(iii)	Gain from disposals of subsidiaries for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Fair value of sale price	￦	24,524	35,046
Net assets disposed		(16,494)	(35,046)
Non-controlling interests		—	—
Realization of unrealized gain		—	—
Other comprehensive income(*1)		346	—

Gain from disposals of subsidiaries(*2)	￦	8,376	—

(*1)	This represents the amount subsequently reclassified from other comprehensive income to profit for the period when the Company lost its control of the subsidiaries.

(*2)	Gain from disposals of subsidiaries is included in the consolidated financial statements of comprehensive income.

(iv)	Net cash flow from sales of subsidiaries for the years ended December 31, 2015 and 2016 are as follows:

		2015	2015
		In millions of won
Consideration received in cash	￦	10,664	898
Less: cash held by disposed subsidiaries		(10,071)	(898)

Net cash flow	￦	593	—

(8)	Cash dividends received from subsidiaries for the years ended December 31, 2014, 2015 and 2016, respectively, are as follows:

Subsidiaries		2014	2015	2016
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	—	446,399	635,200
Korea South-East Power Co., Ltd.		34,800	57,485	124,169
Korea Midland Power Co., Ltd.		12,244	16,580	23,073
Korea Western Power Co., Ltd.		32,048	22,749	36,238
Korea Southern Power Co., Ltd.		30,800	10,272	17,849
Korea East-West Power Co., Ltd.		8,100	25,280	67,906
KEPCO Engineering & Construction Company, Inc.		10,996	14,574	5,069
KEPCO Plant Service & Engineering Co., Ltd.		43,095	40,584	39,911
KEPCO Nuclear Fuel Co., Ltd.		5,936	6,280	3,411
KEPCO KDN Co., Ltd.		3,424	4,046	3,392
Korea Engineering & Power Services Co., Ltd.		1,573	—	—
KEPCO International HongKong Ltd.		74,927	25,826	9,107
KEPCO International Philippines Inc.		100,122	32,891	61,862
KEPCO Ilijan Corporation		101,647	38,128	57,979
KEPCO Philippines Holdings Inc.		2,811	19,221	17,747
KEPCO Neimenggu International Ltd.		6,308	25,338	10,735
KOMIPO Global Pte Ltd.		—	—	10,432
Qatrana Electric Power Company		—	16,857	8,331
KOSPO Jordan LLC		446	—	1,095
KEPCO Energy Service Company		—	—	294
EWP Philippines Corporation		—	5,586	—
KEPCO Netherlands S3 B.V.		—	1,382	—
PT. KOMIPO Pembangkitan Jawa Bali		2,827	3,169	3,222
KEPCO Netherlands J3 B.V.		—	19,254	12,507
Gyeongju Wind Power Co., Ltd.		651	1,294	679

	￦	472,755	833,195	1,150,208

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2015 and 2016 are as follows:

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	80,267
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,102,813
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	18,994
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,365
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	19,490
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	12,890
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,664
Korea Power Exchange(*6)	Management of power market and others	KOREA	100.00%		127,839	208,735
AMEC Partners Korea Ltd.(*3)	Resources development	KOREA	19.00%		707	230
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	30.66%		30,118	6,990
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,956
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		2,850	2,587
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,402
Daeryun Power Co., Ltd.(*3, 10)	Power generation	KOREA	13.13%		25,477	36,156
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,143
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,924
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	58,033
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	728,396
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	60,574
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited(*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	18,963
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	525,066
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	130,908
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		49,831	51,187
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		32,717	31,863
Busan Solar Co., Ltd.(*3)	Power generation	KOREA	19.80%		793	925
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd.(*12)	Power generation	KOREA	14.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		400	295
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	26,746
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	2.90%		2,900	2,670
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	3.72%		2,900	2,688
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd.(*2)	Power generation	KOREA	14.44%		17,900	10,960

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%	￦	61,535	55,667
KS Solar Co., Ltd.(*3)	Power generation	KOREA	19.00%		637	618
Yeongwol Energy Station Co., Ltd.(*2)	Power generation	KOREA	10.00%		1,400	1,290
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,350
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,575
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,886
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	702
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,805
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,512
Jungbu Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	904
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,446
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	289

					2,069,220	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	52.80%		11,355	8,549
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,640
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,191	20,474
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	486
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	20,299
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,203
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,789
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,010
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,524
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	16,107
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,580
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	59,368
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,586
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	241,918
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	4,985
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,678
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,379
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	426

2015
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%	￦	1,856	2,100
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	49.00%		12,498	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,352
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		111,476	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)(*7)	R&D	KOREA	51.00%		5,629	4,501
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		51,000	48,281
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	3,926
Nepal Water & Energy Development Company Private Limited(*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,765
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		32,868	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,668
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	269
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	617
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	514
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	—

					1,317,714	1,287,862

				￦	3,386,934	5,693,530

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2015, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank with a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

2016
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,933,877
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	20,475
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,156
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	12,373
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	13,069
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	115,998
Korea Power Exchange(*6)	Management of power market and others	KOREA	100.00%		127,839	223,238
AMEC Partners Korea Ltd.(*3)	Resources development	KOREA	19.00%		707	225
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	30.66%		71,070	1,031
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,750
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		3,420	3,131
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,383
Daeryun Power Co., Ltd.(*3, 10)	Power generation	KOREA	13.13%		25,477	29,873
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,930
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,073
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	56,818
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	680,065
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	96,658
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	23,188
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	123,912
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		49,831	50,740
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		49,119	51,544
Hadong Mineral Fiber Co., Ltd.(*17)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*12)	Power generation	KOREA	14.00%		714	47
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,217
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	25,438
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,663
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,646
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	181
DS POWER Co., Ltd.(*2)	Power generation	KOREA	14.44%		17,900	7,190
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	46,876
KS Solar Co., Ltd.(*3)	Power generation	KOREA	19.00%		637	604
Yeongwol Energy Station Co., Ltd.(*2)	Power generation	KOREA	10.00%		1,400	—
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,525
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,700
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,000
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	2,810
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,803
Jungbu Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—

2016
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%	￦	1,596	1,103
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,894
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	248
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	7,015
Korea Electric Power Corporation Fund(*13)	Developing electric enterprises	KOREA	98.09%		51,500	50,856
Energy Infra Asset Management Co., Ltd.(*3)	Asset management	KOREA	9.90%		297	259
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	140
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	196
Nepal Water & Energy Development Company Private Limited(*14)	Construction and operation of utility plant	NEPAL	52.77%		18,568	18,667

					2,134,911	4,092,252

<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	52.8%		11,355	301
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,239
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	—
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	450
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.97%		26,602	21,314
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,488
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,582
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,098
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	245,367
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	12,821
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,843
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,802
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,427
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	249,453
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,133
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,814
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	205,948
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	477
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,343
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,015

2016
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%	￦	111,476	153,857
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)(*7)	R&D	KOREA	51.00%		5,629	4,758
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	53,253
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,451
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,689
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,788	229
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,946
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	563
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	391
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	16
Barakah One Company(*16)	Power generation	UAE	18.00%		118	116
Nawah Energy Company(*16)	Operation of utility plant	UAE	18.00%		296	290
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	67
Daegu Green Power Co., Ltd.(*15)	Power generation	KOREA	29.00%		46,225	47,528

					1,349,360	1,418,196

				￦	3,484,271	5,510,448

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2016, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank with a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*14)	The effective percentage of ownership is more than 50%, but the Company does not control the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*15)	The entity is reclassified from associates to joint ventures since the terms of the shareholders’ agreement had been amended.

(*16)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

(*17)	Although the percentage of ownership temporarily decreased to 8.33% from the difference in timing of capital payment by shareholders, the Company can exercise significant influence by virtue of its right to appoint a director to the board of directors of the entity based on the shareholders’ agreement. The percentage of ownership is 25.00% at the time of completion of capital payment.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of December 31, 2015 and 2016 are as follows:

Investees		2015	2016
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	46,514	45,474
Korea Gas Corporation(*)		696,465	915,705
YTN Co., Ltd.		26,235	22,320
SPC Power Corporation		65,552	70,253
PT. Bayan Resources TBK		446,250	359,200

(*)	The carrying amount of Korea Gas Corporation (“KOGAS”) is ￦1,933,877 million as of December 31, 2016 and management has determined that there is objective evidence of impairment. As a result of the impairment test, the Company has not recognized any impairment loss as the value in use is greater than the carrying amount. The recoverable amount of KOGAS based on its value in use is calculated by considering the long-term natural gas supply and demand programs of future cash flows approved by Ministry of Trade, Industry & Energy and the discount rate of 4.66%.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2016 are as follows:

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	71,387	—	—	—	8,902	—	(22)	80,267
Korea Gas Corporation		2,097,539	—	—	(4,725)	67,949	(55,453)	(2,497)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,792)	—	431	18,994
YTN Co., Ltd.		39,889	—	—	(90)	(188)	(935)	(311)	38,365
Cheongna Energy Co., Ltd.		28,771	—	—	—	(9,281)	—	—	19,490
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	1,279	78	—	12,890
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	9,520	—	—	113,664
Korea Power Exchange		198,021	—	—	—	9,944	—	770	208,735
AMEC Partners Korea Ltd.		200	—	—	—	30	—	—	230
Hyundai Energy Co., Ltd.(*1)		35,925	—	—	—	(13,731)	—	(15,204)	6,990
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	(569)	—	—	4,956
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,706	—	—	—	(119)	—	—	2,587

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Pyeongchang Wind Power Co., Ltd.	￦	3,693	—	—	—	(291)	—	—	3,402
Daeryun Power Co., Ltd.		41,951	—	—	—	(5,798)	—	3	36,156
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	(343)	—	—	6,143
KNH Solar Co., Ltd.		1,744	—	—	—	178	2	—	1,924
SPC Power Corporation		47,799	—	—	(1,349)	5,375	381	5,827	58,033
Gemeng International Energy Co., Ltd.		667,578	—	—	(37,163)	51,766	89,481	(43,266)	728,396
PT. Cirebon Electric Power		43,335	—	—	—	12,210	5,029	—	60,574
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(880)	(641)	1,521	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,092)	(599)	1,691	—
Dolphin Property Limited		61	—	—	—	—	—	—	61
PT Wampu Electric Power		16,071	2,357	—	—	(600)	1,135	—	18,963
PT. Bayan Resources TBK		540,011	—	—	—	(11,341)	(3,604)	—	525,066
S-Power Co., Ltd.		104,244	24,300	—	—	2,364	—	—	130,908
Pioneer Gas Power Limited		50,668	—	—	—	59	460	—	51,187
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	9,244	—	—	(749)	1,216	—	31,863
Busan Solar Co., Ltd.		853	—	—	—	72	—	—	925
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Materials Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	200	—	—	(91)	(3)	—	295
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(1,318)	—	—	26,746
Goseong Green Energy Co., Ltd.		2,586	—	—	—	84	—	—	2,670
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(95)	—	—	2,688
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(4,671)	—	(11)	10,960
Dongducheon Dream Power Co., Ltd.(*2)		100,545	—	—	—	(3,412)	—	(41,466)	55,667
KS Solar Co., Ltd.		325	—	—	—	293	—	—	618
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(451)	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		8,344	—	—	—	(42)	48	—	8,350
SE Green Energy Co., Ltd.		3,623	—	—	—	(48)	—	—	3,575
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	305	—	—	1,886
Jeongam Wind Power Co., Ltd.		93	880	—	—	(271)	—	—	702
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	542	—	(27)	1,805
Busan Green Energy Co., Ltd.		—	14,564	—	—	(52)	—	—	14,512
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(96)	—	—	904
Korea Electric Vehicle Charging Service		—	1,596	—	—	(135)	—	(15)	1,446
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	(583)	—	—	7,417
Korea Nuclear Partners Co., Ltd.		—	290	—	—	(1)	—	—	289

		4,341,830	62,431	—	(54,379)	111,801	36,561	(92,576)	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(493)	—	—	8,549
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(135)	261	—	27,640

		2015
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Shuweihat Asia Power Investment B.V.	￦	16,241	108	—	—	4,008	117	—	20,474
Shuweihat Asia Operation & Maintenance Company		345	—	—	(798)	922	24	(7)	486
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(2,507)	796	20,299
ASM-BG Investicii AD		19,608	—	—	—	1,384	(789)	—	20,203
RES Technology AD		14,725	—	—	—	(318)	(618)	—	13,789
KV Holdings, Inc.		1,902	—	—	—	74	34	—	2,010
KEPCO SPC Power Corporation		190,519	—	—	(28,986)	43,801	3,190	—	208,524
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,546)	186	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	8,512	1,464	(9)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(33)	74	—	10,580
Rabigh Electricity Company		8,121	—	—	—	21,582	29,703	(38)	59,368
Rabigh Operation & Maintenance Company		4,628	—	—	(1,780)	533	205	—	3,586
Jamaica Public Service Company Limited		226,892	—	—	—	—	15,027	(1)	241,918
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,065	—	37	4,985
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	394	—	—	3,678
GS Donghae Electric Power Co., Ltd.		201,409	—	—	—	(1,064)	—	34	200,379
Global Trade Of Power System Co., Ltd.		343	—	—	—	83	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	13	—	—	2,100
KODE NOVUS I LLC		12,207	—	—	—	(11,639)	588	(1,156)	—
KODE NOVUS II LLC		8,248	—	—	—	(8,104)	413	(557)	—
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(359)	—	—	3,352
Amman Asia Electric Power Company		122,391	—	—	(19,510)	25,131	10,244	(588)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		4,617	—	—	—	(98)	—	(18)	4,501
Dangjin Eco Power Co., Ltd.		37,837	20,000	(8,851)	—	(712)	70	(63)	48,281
Honam Wind Power Co., Ltd.		3,555	—	—	—	371	—	—	3,926
Nepal Water & Energy Development Company Private Limited		17,872	—	—	—	(1,277)	1,170	—	17,765
Chun-cheon Energy Co., Ltd.		—	32,853	—	—	(719)	(158)	—	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(294)	—	—	2,668
Nghi Son 2 Power Ltd.		102	722	—	—	(562)	2	5	269
Kelar S.A		3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(98)	—	15	617
Incheon New Power Co., Ltd.		465	—	—	—	49	—	—	514
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	53,683	(8,951)	(60,329)	82,471	58,293	(4,199)	1,287,862

	￦	5,508,724	116,114	(8,951)	(114,708)	194,272	94,854	(96,775)	5,693,530

(*1)	‘Others’ include ￦15,204 million of assets held-for-sale (note 42).

(*2)	‘Others’ include ￦41,170 million of assets held-for-sale (note 42).

		2016
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	80,267	3,347	(34,422)	—	(1,814)	148	(47,526)	—
Korea Gas Corporation		2,102,813	—	—	(3,213)	(146,308)	(14,551)	(4,864)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	4,491	—	(1,412)	20,475
YTN Co., Ltd.		38,365	—	—	—	(227)	32	(14)	38,156
Cheongna Energy Co., Ltd.		19,490	—	—	—	(7,117)	—	—	12,373
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	1,270	45	—	13,069
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	11,222	—	—	115,998
Korea Power Exchange		208,735	—	—	—	15,847	—	(1,344)	223,238
AMEC Partners Korea Ltd.		230	—	—	—	(5)	—	—	225
Hyundai Energy Co., Ltd.		6,990	—	—	—	(21,163)	—	15,204	1,031
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(206)	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,587	570	—	—	(26)	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	(19)	—	—	3,383
Daeryun Power Co., Ltd.		36,156	—	—	—	(6,282)	(1)	—	29,873
JinanJangsu Wind Power Co., Ltd.		77	—	(64)	—	(13)	—	—	—
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	977	—	—	6,930
KNH Solar Co., Ltd.		1,924	—	—	—	144	5	—	2,073
SPC Power Corporation		58,033	—	—	(7,151)	6,416	(477)	(3)	56,818
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	26,714	(58,493)	(76)	680,065
PT. Cirebon Electric Power		60,574	—	—	(1,242)	31,511	2,568	3,247	96,658
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,346)	(398)	1,744	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(973)	(356)	1,329	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	3,493	(3)	735	23,188
PT. Bayan Resources TBK(*2)		525,066	—	—	—	(23,257)	208	(99,350)	402,667
S-Power Co., Ltd.		130,908	—	—	—	(7,006)	—	10	123,912
Pioneer Gas Power Limited		51,187	—	—	—	(698)	251	—	50,740
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	16,402	—	—	1,576	1,703	—	51,544
Busan Solar Co., Ltd.		925	—	(887)	—	(38)	—	—	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	(138)	—	185	47
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(418)	—	—	1,217
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(1,308)	—	—	25,438
Goseong Green Energy Co., Ltd.		2,670	—	—	—	71	—	(78)	2,663
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	56	—	(98)	2,646
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	(10)	—	2	181
DS POWER Co., Ltd.		10,960	—	—	—	(3,738)	—	(32)	7,190
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(8,757)	—	(34)	46,876
KS Solar Co., Ltd.		618	—	—	—	(14)	—	—	604
Yeongwol Energy Station Co., Ltd.(*1)		1,290	—	—	—	85	25	(1,400)	—
Jinbhuvish Power Generation Pvt. Ltd.(*3)		8,350	—	—	—	(49)	(198)	(8,103)	—

		2016
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
SE Green Energy Co., Ltd.	￦	3,575	—	—	—	(50)	—	—	3,525
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	225	—	—	1,700
Jeongam Wind Power Co., Ltd.		702	3,900	—	—	(602)	—	—	4,000
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	1,005	—	—	2,810
Busan Green Energy Co., Ltd.		14,512	—	—	—	(709)	—	—	13,803
Jungbu Bio Energy Co., Ltd.		904	—	—	—	(904)	—	—	—
Korea Electric Vehicle Charging Service		1,446	—	—	—	(343)	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		7,417	—	—	—	(516)	—	(7)	6,894
Korea Nuclear Partners Co., Ltd.		289	—	—	—	(41)	—	—	248
Tamra Offshore Wind Power Co., Ltd.		—	8,910	—	—	(1,895)	—	—	7,015
Korea Electric Power Corporation Fund		—	51,500	—	—	(644)	—	—	50,856
Energy Infra Asset Management Co., Ltd.		—	297	—	—	(38)	—	—	259
Daegu clean Energy Co., Ltd.		—	140	—	—	—	—	—	140
YaksuESS Co., Ltd		—	210	—	—	(14)	—	—	196
Nepal Water & Energy Development Company Private Limited		—	—	—	—	—	—	18,667	18,667

		4,405,668	86,616	(35,373)	(40,340)	(131,583)	(69,561)	(123,175)	4,092,252

<Joint ventures>
KEPCO-Uhde Inc.(*4)		8,549	—	—	—	(159)	—	(8,089)	301
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,640	—	—	—	1,417	(818)	—	28,239
Shuweihat Asia Power Investment B.V.		20,474	—	(14,154)	(2,957)	6,131	(9,494)	—	—
Shuweihat Asia Operation & Maintenance Company		486	—	—	(931)	941	(46)	—	450
Waterbury Lake Uranium L.P.		20,299	—	—	—	—	1,138	(123)	21,314
ASM-BG Investicii AD		20,203	—	—	—	1,508	(223)	—	21,488
RES Technology AD		13,789	—	—	—	(68)	(139)	—	13,582
KV Holdings, Inc.		2,010	—	—	(302)	429	(39)	—	2,098
KEPCO SPC Power Corporation		208,524	—	—	(5,955)	48,132	(5,308)	(26)	245,367
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		16,107	—	—	—	(2,836)	(450)	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		171,224	—	—	(7,384)	7,455	(4,760)	—	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,580	—	—	(440)	1,002	(299)	—	10,843
Rabigh Electricity Company		59,368	—	—	—	18,961	19,473	—	97,802
Rabigh Operation & Maintenance Company		3,586	—	—	(1,934)	2,253	229	293	4,427
Jamaica Public Service Company Limited		241,918	—	—	—	—	7,535	—	249,453
KW Nuclear Components Co., Ltd.		4,985	—	—	(2,191)	4,344	—	(5)	7,133
Busan Shinho Solar Power Co., Ltd.		3,678	—	—	(185)	321	—	—	3,814
GS Donghae Electric Power Co., Ltd.		200,379	—	—	—	5,575	—	(6)	205,948
Global Trade Of Power System Co., Ltd.		426	—	—	—	51	—	—	477

		2016
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Expressway Solar-light Power Generation Co., Ltd.	￦	2,100	—	—	—	243	—	—	2,343
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	258	—	—	(260)	—	2	—
Daejung Offshore Wind Power Co., Ltd.		3,352	—	—	—	(337)	—	—	3,015
Amman Asia Electric Power Company		137,668	—	—	(12,684)	17,811	11,062	—	153,857
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		4,501	—	—	—	311	—	(54)	4,758
Dangjin Eco Power Co., Ltd.		48,281	5,100	—	—	(696)	(26)	594	53,253
Honam Wind Power Co., Ltd.		3,926	—	—	(104)	629	—	—	4,451
Nepal Water & Energy Development Company Private Limited		17,765	—	—	—	359	543	(18,667)	—
Chun-cheon Energy Co., Ltd.		31,976	19,832	—	—	(1,121)	(95)	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		2,668	—	—	—	16	—	5	2,689
Nghi Son 2 Power Ltd.		269	716	—	—	(740)	(16)	—	229
Kelar S.A		—	—	—	—	—	—	—	—
PT. Tanjung Power Indonesia		617	—	—	—	1,337	—	(8)	1,946
Incheon New Power Co., Ltd.		514	—	—	—	41	8	—	563
Seokmun Energy Co., Ltd.		—	—	—	—	(197)	793	(205)	391
Daehan Wind Power PSC		—	285	—	—	(261)	(8)	—	16
Barakah One Company		—	118	—	—	—	—	(2)	116
Nawah Energy Company		—	296	—	—	—	—	(6)	290
MOMENTUM		—	1	—	—	65	—	1	67
Daegu Green Power Co., Ltd.		—	—	—	—	—	—	47,528	47,528

		1,287,862	26,606	(14,154)	(35,067)	112,657	19,060	21,232	1,418,196

	￦	5,693,530	113,222	(49,527)	(75,407)	(18,926)	(50,501)	(101,943)	5,510,448

(*1)	‘Others’ include ￦1,400 million of assets held-for-sale (note 42).

(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦99,338 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

(*3)	Due to discontinue of operations during the current year, the Company recognized an impairment loss of ￦8,103 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

(*4)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦8,099 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2016 are as follows:

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	639,118	471,497	321,273	18,625
Korea Gas Corporation		42,385,340	32,328,396	26,052,724	319,190
Korea Electric Power Industrial Development Co., Ltd.		142,835	77,340	324,162	9,855
YTN Co., Ltd.		305,799	126,561	117,418	(520)
Cheongna Energy Co., Ltd.		458,205	419,353	48,519	(21,108)
Gangwon Wind Power Co., Ltd.		114,600	28,994	21,941	8,529
Hyundai Green Power Co., Ltd.		1,182,352	790,407	486,435	31,011
Korea Power Exchange		236,199	27,464	87,400	9,303
AMEC Partners Korea Ltd.		1,332	123	511	155
Hyundai Energy Co., Ltd.		526,305	473,736	80,067	(29,749)
Ecollite Co., Ltd.		2,271	345	—	(97)
Taebaek Wind Power Co., Ltd.		48,009	26,212	6,626	(302)
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	—	—	(477)
Pyeongchang Wind Power Co., Ltd.		62,565	48,959	—	(1,164)
Daeryun Power Co., Ltd.		838,199	657,551	279,787	(29,806)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		41,444	19,053	6,472	772
KNH Solar Co., Ltd.		27,254	20,105	4,399	861
SPC Power Corporation		182,908	30,191	68,149	37,395
Gemeng International Energy Co., Ltd.		5,956,288	3,940,455	902,008	95,064
PT. Cirebon Electric Power		1,026,729	806,458	295,788	43,968
KNOC Nigerian East Oil Co., Ltd.		264,434	337,762	—	(6,069)
KNOC Nigerian West Oil Co., Ltd.		160,765	230,001	—	(7,386)
Dolphin Property Limited		300	1	—	8
PT Wampu Electric Power		201,383	160,159	17,476	(2,696)
PT. Bayan Resources TBK		1,043,143	901,952	461,349	(30,014)
S-Power Co., Ltd.		935,870	664,523	632,073	5,336
Pioneer Gas Power Limited		310,761	240,833	—	148
Eurasia Energy Holdings		599	1,069	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		506,970	341,261	—	2,760
Busan Solar Co., Ltd.		26,059	21,367	4,267	383
Hadong Mineral Fiber Co., Ltd.		2	21	—	(30)
Green Biomass Co., Ltd.		10,664	9,343	4,136	(1,323)
PT. Mutiara Jawa		25,013	29,913	1,943	(7,247)
Samcheok Eco Materials Co., Ltd.		23,119	735	—	(2,171)
Noeul Green Energy Co., Ltd.		1,517	44	—	(446)
Naepo Green Energy Co., Ltd.		108,167	1,184	3,126	(5,274)
Goseong Green Energy Co., Ltd.		95,323	3,248	—	(4,312)
Gangneung Eco Power Co., Ltd.		81,459	9,163	—	(3,610)
Shin Pyeongtaek Power Co., Ltd.		25,875	29,190	—	(2,595)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,128	2,452	490	81
DS POWER Co., Ltd.		641,257	525,524	33,542	(5,759)

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Dongducheon Dream Power Co., Ltd.	￦	1,668,235	1,397,026	1,003,346	(10,307)
KS Solar Co., Ltd.		29,745	26,469	4,667	278
Yeongwol Energy Station Co., Ltd.		179,852	166,953	12,068	1,831
Jinbhuvish Power Generation Pvt. Ltd.		75,429	19,199	—	(805)
SE Green Energy Co., Ltd.		7,484	—	—	(103)
Daegu Photovoltaic Co., Ltd.		21,039	14,535	3,977	1,051
Jeongam Wind Power Co., Ltd.		2,053	299	—	(621)
Korea Power Engineering Service Co., Ltd.		9,194	2,968	25,925	2,296
Busan Green Energy Co., Ltd.		50,093	53	—	(180)
Jungbu Bio Energy Co., Ltd.		5,192	400	—	(508)
Korea Electric Vehicle Charging Service		9,577	4,412	—	(482)
Ulleungdo Natural Energy Co., Ltd.		27,113	2,262	—	(1,948)
Korea Nuclear Partners Co., Ltd.		1,002	6	—	(4)

<Joint ventures>
KEPCO-Uhde Inc.		17,535	111	—	(765)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		150,157	81,056	16,335	(373)
Shuweihat Asia Power Investment B.V.		41,969	17	—	8,232
Shuweihat Asia Operation & Maintenance Company		885	—	2,318	1,666
Waterbury Lake Uranium L.P.		51,302	4	—	—
ASM-BG Investicii AD		83,766	43,359	12,328	2,833
RES Technology AD		73,261	45,684	7,539	(566)
KV Holdings, Inc.		5,025	—	—	186
KEPCO SPC Power Corporation		449,553	172,261	175,008	59,610
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		380,282	416,959	—	(16,309)
Gansu Datang Yumen Wind Power Co., Ltd.		98,298	58,030	7,280	(4,507)
Datang Chifeng Renewable Power Co., Ltd.		882,914	454,731	103,860	21,900
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		65,110	38,661	7,880	1,216
Rabigh Electricity Company		2,644,825	2,297,194	293,184	53,384
Rabigh Operation & Maintenance Company		18,186	9,222	22,203	2,144
Jamaica Public Service Company Limited		1,086,244	657,962	859,728	3,305
KW Nuclear Components Co., Ltd.		36,065	24,777	16,217	7,687
Busan Shinho Solar Power Co., Ltd.		51,617	36,903	7,565	1,471
GS Donghae Electric Power Co., Ltd.		1,675,986	1,086,534	—	(2,823)
Global Trade Of Power System Co., Ltd.		1,547	78	4,849	287
Expressway Solar-light Power Generation Co., Ltd.		21,154	13,913	2,981	443
KODE NOVUS I LLC		64,453	110,030	3,421	(59,389)
KODE NOVUS II LLC		22,500	45,306	1,868	(39,345)
Daejung Offshore Wind Power Co., Ltd.		6,795	78	—	(606)
Amman Asia Electric Power Company		875,590	645,998	46,940	41,880
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		50,152	41,326	18,849	(611)
Dangjin Eco Power Co., Ltd.		136,982	945	—	(1,035)
Honam Wind Power Co., Ltd.		41,527	28,100	5,944	1,266

		2015
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Nepal Water & Energy Development Company Private Limited	￦	42,644	11,136	—	(647)
Chun-cheon Energy Co., Ltd.		149,025	42,094	—	(2,389)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,045	86,257	4,974	(1,956)
Nghi Son 2 Power Ltd.		771	234	—	(1,111)
Kelar S.A		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		37,948	36,185	16,476	(276)
Incheon New Power Co., Ltd.		10,078	8,306	3,318	301
Seokmun Energy Co., Ltd.		184,051	184,759	—	(552)

		2016
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Korea Gas Corporation	￦	39,927,836	30,541,350	21,108,116	(673,558)
Korea Electric Power Industrial Development Co., Ltd.		144,346	73,742	304,067	17,187
YTN Co., Ltd.		304,536	126,324	130,690	2,051
Cheongna Energy Co., Ltd.		469,843	447,216	46,484	(16,127)
Gangwon Wind Power Co., Ltd.		102,550	15,753	22,774	8,133
Hyundai Green Power Co., Ltd.		1,151,975	751,981	469,547	38,743
Korea Power Exchange		255,533	32,295	101,222	15,087
AMEC Partners Korea Ltd.		1,216	32	103	(25)
Hyundai Energy Co., Ltd.		505,979	499,205	61,813	(45,800)
Ecollite Co., Ltd.		2,157	336	—	(105)
Taebaek Wind Power Co., Ltd.		43,162	24,162	5,741	(2,796)
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,523	1	—	(106)
Pyeongchang Wind Power Co., Ltd.		75,440	61,909	3,997	(45)
Daeryun Power Co., Ltd.		793,283	644,930	249,558	(32,291)
Changjuk Wind Power Co., Ltd.		37,878	15,162	5,782	1,739
KNH Solar Co., Ltd.		25,878	18,199	4,006	638
SPC Power Corporation		191,562	42,042	73,674	42,617
Gemeng International Energy Co., Ltd.		5,822,879	3,821,905	1,233,972	66,370
PT. Cirebon Electric Power		988,975	637,491	265,813	114,653
KNOC Nigerian East Oil Co., Ltd.		272,964	358,211	—	(7,051)
KNOC Nigerian West Oil Co., Ltd.		165,396	243,713	—	(6,562)
PT Wampu Electric Power		222,004	171,595	19,260	7,550
PT. Bayan Resources TBK		945,436	845,963	593,441	402
S-Power Co., Ltd.		886,841	629,992	453,606	(14,885)
Pioneer Gas Power Limited		345,791	276,978	14,353	396
Eurasia Energy Holdings		618	1,103	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		772,699	543,472	—	6,458
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		9,336	9,001	2,892	(972)
PT. Mutiara Jawa		28,104	34,671	7,175	(1,361)
Samcheok Eco Materials Co., Ltd.		24,143	254	—	(1,945)
Noeul Green Energy Co., Ltd.		115,062	110,866	203	(1,155)
Naepo Green Energy Co., Ltd.		104,029	2,276	4,912	(5,230)

		2016
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Goseong Green Energy Co., Ltd.	￦	356,546	110,753	—	(5,489)
Gangneung Eco Power Co., Ltd.		176,805	6,503	—	(3,494)
Shin Pyeongtaek Power Co., Ltd.		54,174	60,518	—	(3,291)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,937	2,297	427	(47)
DS POWER Co., Ltd.		726,699	618,793	276,324	(10,031)
Dongducheon Dream Power Co., Ltd.		1,670,945	1,427,773	946,379	(27,936)
KS Solar Co., Ltd.		27,213	24,035	4,152	(79)
Jinbhuvish Power Generation Pvt. Ltd.		70,273	14,513	—	(950)
SE Green Energy Co., Ltd.		7,381	—	—	(103)
Daegu Photovoltaic Co., Ltd.		18,909	13,047	3,317	739
Jeongam Wind Power Co., Ltd.		13,199	3,199	—	(1,496)
Korea Power Engineering Service Co., Ltd.		13,401	3,713	27,394	3,463
Busan Green Energy Co., Ltd.		147,843	100,247	—	(2,444)
Jungbu Bio Energy Co., Ltd.		11,340	12,037	—	(5,489)
Korea Electric Vehicle Charging Service		10,545	6,604	5,177	(1,225)
Ulleungdo Natural Energy Co., Ltd.		24,836	1,738	—	(1,730)
Korea Nuclear Partners Co., Ltd.		1,363	507	372	(140)
Tamra Offshore Wind Power Co., Ltd.		127,880	101,900	983	(6,307)
Korea Electric Power Corporation Fund		51,970	128	3	(647)
Energy Infra Asset Management Co., Ltd.		2,779	160	32	(381)
Daegu clean Energy Co., Ltd.		500	—	—	—
YaksuESS Co., Ltd		6,474	5,801	—	(48)
Nepal Water & Energy Development Company Private Limited		43,788	10,477	—	(703)

<Joint ventures>
KEPCO-Uhde Inc.		624	33	—	(16,855)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		142,684	72,086	18,628	3,462
Shuweihat Asia Power Investment B.V.		282	4	—	12,380
Shuweihat Asia Operation & Maintenance Company		1,016	13	2,388	1,723
Waterbury Lake Uranium L.P.		56,181	47	—	—
ASM-BG Investicii AD		79,898	36,921	12,604	3,105
RES Technology AD		68,553	41,389	7,798	(139)
KV Holdings, Inc.		5,245	1	—	1,072
KEPCO SPC Power Corporation		448,069	121,783	165,046	63,689
Canada Korea Uranium Limited Partnership		285	144	—	(59)
Gansu Datang Yumen Wind Power Co., Ltd.		89,517	57,464	4,263	(6,815)
Datang Chifeng Renewable Power Co., Ltd.		813,804	397,344	99,795	19,042
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		62,600	35,493	8,742	2,505
Rabigh Electricity Company		2,691,654	2,258,772	278,431	37,791
Rabigh Operation & Maintenance Company		25,032	13,965	25,607	4,870
Jamaica Public Service Company Limited		1,291,008	659,296	827,298	25,324
KW Nuclear Components Co., Ltd.		26,417	11,990	26,481	9,452
Busan Shinho Solar Power Co., Ltd.		47,789	32,533	6,770	1,247
GS Donghae Electric Power Co., Ltd.		1,952,297	1,346,568	19,851	16,396
Global Trade Of Power System Co., Ltd.		1,661	18	2,667	205

		2016
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Expressway Solar-light Power Generation Co., Ltd.	￦	20,790	12,710	3,395	960
KODE NOVUS I LLC		14,286	104,252	2,362	(50,151)
KODE NOVUS II LLC		3,236	50,267	810	(22,582)
Daejung Offshore Wind Power Co., Ltd.		6,076	34	—	(675)
Amman Asia Electric Power Company		881,164	624,590	13,631	29,684
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		145,576	136,247	31,852	456
Dangjin Eco Power Co., Ltd.		149,926	1,001	—	(2,023)
Honam Wind Power Co., Ltd.		41,614	26,375	6,776	2,171
Chun-cheon Energy Co., Ltd.		548,306	379,113	—	(3,684)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,773	81,881	11,208	(26)
Nghi Son 2 Power Ltd.		757	302	—	(1,481)
Kelar S.A		617,803	712,124	—	(4,109)
PT. Tanjung Power Indonesia		203,051	197,491	122,583	3,821
Incheon New Power Co., Ltd.		7,902	5,961	2,985	168
Seokmun Energy Co., Ltd.		235,905	234,556	—	(543)
Daehan Wind Power PSC		750	714	—	(523)
Barakah One Company		17,117,338	17,116,680	—	—
Nawah Energy Company		1,645	—	—	—
MOMENTUM		2,749	2,547	2,886	194
Daegu Green Power Co., Ltd.		636,438	547,017	265,621	(3,981)

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2015 and 2016 are as follows:

		2015
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	167,621	47.80%	80,123	144	—	—	80,267
Korea Gas Corporation		10,056,944	21.57%	2,169,283	—	—	(66,470)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		65,495	29.00%	18,994	—	—	—	18,994
YTN Co., Ltd.		179,238	21.43%	38,411	—	(43)	(3)	38,365
Cheongna Energy Co., Ltd.		38,852	43.90%	17,056	2,584	(150)	—	19,490
Gangwon Wind Power Co., Ltd.		85,606	15.00%	12,841	—	—	49	12,890
Hyundai Green Power Co., Ltd.		391,945	29.00%	113,664	—	—	—	113,664
Korea Power Exchange		208,735	100.00%	208,735	—	—	—	208,735
AMEC Partners Korea Ltd.		1,209	19.00%	230	—	—	—	230
Hyundai Energy Co., Ltd.		52,569	46.30%	24,340	—	(1,120)	(16,230)	6,990
Ecollite Co., Ltd.		1,926	36.10%	695	—	—	(695)	—
Taebaek Wind Power Co., Ltd.		21,797	25.00%	5,449	—	(493)	—	4,956
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	25.00%	2,587	—	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		13,606	25.00%	3,402	—	—	—	3,402
Daeryun Power Co., Ltd.		180,648	19.45%	35,136	1,014	—	6	36,156
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,391	30.00%	6,717	—	(574)	—	6,143
KNH Solar Co., Ltd.		7,149	27.00%	1,930	—	(6)	—	1,924
SPC Power Corporation		152,717	38.00%	58,033	—	—	—	58,033
Gemeng International Energy Co., Ltd.		2,015,833	34.00%	685,383	—	—	43,013	728,396
PT. Cirebon Electric Power		220,271	27.50%	60,574	—	—	—	60,574
KNOC Nigerian East Oil Co., Ltd.		(73,328)	14.63%	(10,728)	—	—	10,728	—
KNOC Nigerian West Oil Co., Ltd.		(69,236)	14.63%	(10,129)	—	—	10,129	—
Dolphin Property Limited		299	15.00%	45	—	—	16	61
PT Wampu Electric Power		41,224	46.00%	18,963	—	—	—	18,963
PT. Bayan Resources TBK		141,191	20.00%	28,238	498,089	—	(1,261)	525,066

		2015
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
S-Power Co., Ltd.	￦	271,347	49.00%	132,960	—	(2,052)	—	130,908
Pioneer Gas Power Limited		69,928	40.00%	27,971	23,147	—	69	51,187
Eurasia Energy Holdings		(470)	40.00%	(188)	—	—	188	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,709	25.00%	41,427	(8,796)	(479)	(289)	31,863
Busan Solar Co., Ltd.		4,692	19.80%	929	—	(4)	—	925
Hadong Mineral Fiber Co., Ltd.		(19)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,321	14.00%	185	—	—	(185)	—
PT. Mutiara Jawa		(4,900)	29.00%	(1,421)	70	—	1,351	—
Samcheok Eco Materials Co., Ltd.		22,384	2.67%	598	—	—	(598)	—
Noeul Green Energy Co., Ltd.		1,473	20.00%	295	—	—	—	295
Naepo Green Energy Co., Ltd.		106,983	25.00%	26,746	—	—	—	26,746
Goseong Green Energy Co., Ltd.		92,075	2.90%	2,670	—	—	—	2,670
Gangneung Eco Power Co., Ltd.		72,296	3.72%	2,689	—	—	(1)	2,688
Shin Pyeongtaek Power Co., Ltd.		(3,315)	40.00%	(1,326)	—	(1,995)	3,321	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		115,733	14.44%	16,712	—	(5,940)	188	10,960
Dongducheon Dream Power Co., Ltd.		271,209	33.61%	91,153	—	5,398	(40,884)	55,667
KS Solar Co., Ltd.		3,276	19.00%	622	—	(4)	—	618
Yeongwol Energy Station Co., Ltd.		12,899	10.00%	1,290	—	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		56,230	5.16%	2,901	5,450	—	(1)	8,350
SE Green Energy Co., Ltd.		7,484	47.76%	3,575	—	—	—	3,575
Daegu Photovoltaic Co., Ltd.		6,504	29.00%	1,886	—	—	—	1,886
Jeongam Wind Power Co., Ltd.		1,754	40.00%	702	—	—	—	702
Korea Power Engineering Service Co., Ltd.		6,226	29.00%	1,805	—	—	—	1,805
Busan Green Energy Co., Ltd.		50,040	29.00%	14,512	—	—	—	14,512
Jungbu Bio Energy Co., Ltd.		4,792	18.87%	904	—	—	—	904
Korea Electric Vehicle Charging Service		5,165	28.00%	1,446	—	—	—	1,446
Ulleungdo Natural Energy Co., Ltd.		24,851	29.85%	7,418	—	—	(1)	7,417
Korea Nuclear Partners Co., Ltd.		996	29.00%	289	—	—	—	289

<Joint ventures>
KEPCO-Uhde Inc.		17,424	50.85%	8,860	—	—	(311)	8,549
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		69,101	40.00%	27,640	—	—	—	27,640
Shuweihat Asia Power Investment B.V.		41,952	49.00%	20,556	—	—	(82)	20,474
Shuweihat Asia Operation & Maintenance Company		885	55.00%	487	—	—	(1)	486
Waterbury Lake Uranium L.P.		51,298	40.00%	20,519	—	—	(220)	20,299
ASM-BG Investicii AD		40,407	50.00%	20,203	—	—	—	20,203
RES Technology AD		27,577	50.00%	13,789	—	—	—	13,789
KV Holdings, Inc.		5,025	40.00%	2,010	—	—	—	2,010
KEPCO SPC Power Corporation		277,292	75.20%	208,524	—	—	—	208,524
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(36,677)	30.00%	(11,003)	—	—	11,003	—
Gansu Datang Yumen Wind Power Co., Ltd.		40,268	40.00%	16,107	—	—	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		428,183	40.00%	171,273	—	—	(49)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,449	40.00%	10,580	—	—	—	10,580
Rabigh Electricity Company		347,631	40.00%	139,052	—	(79,646)	(38)	59,368
Rabigh Operation & Maintenance Company		8,964	40.00%	3,586	—	—	—	3,586
Jamaica Public Service Company Limited		428,282	40.00%	171,313	(72,370)	—	142,975	241,918
KW Nuclear Components Co., Ltd.		11,288	45.00%	5,080	90	—	(185)	4,985
Busan Shinho Solar Power Co., Ltd.		14,714	25.00%	3,678	—	—	—	3,678
GS Donghae Electric Power Co., Ltd.		589,452	34.00%	200,414	—	—	(35)	200,379
Global Trade Of Power System Co., Ltd.		1,469	29.00%	426	—	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		7,241	29.00%	2,100	—	—	—	2,100
KODE NOVUS I LLC		(45,577)	50.00%	(22,789)	4,732	—	18,057	—

		2015
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
KODE NOVUS II LLC	￦	(22,806)	49.00%	(11,175)	—	—	11,175	—
Daejung Offshore Wind Power Co., Ltd.		6,717	49.90%	3,352	—	—	—	3,352
Amman Asia Electric Power Company		229,592	60.00%	137,755	—	—	(87)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		8,826	51.00%	4,501	—	—	—	4,501
Dangjin Eco Power Co., Ltd.		136,037	34.00%	46,253	2,696	—	(668)	48,281
Honam Wind Power Co., Ltd.		13,427	29.00%	3,894	32	—	—	3,926
Nepal Water & Energy Development Company Private Limited		31,508	52.77%	16,627	972	—	166	17,765
Chun-cheon Energy Co., Ltd.		106,931	29.90%	31,972	3	—	1	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		17,788	15.00%	2,668	—	—	—	2,668
Nghi Son 2 Power Ltd.		537	50.00%	268	—	—	1	269
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,763	35.00%	617	—	—	—	617
Incheon New Power Co., Ltd.		1,772	29.00%	514	—	—	—	514
Seokmun Energy Co., Ltd.		(708)	29.00%	(205)	—	—	205	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

		2016
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	9,386,486	21.57%	2,024,665	—	—	(90,788)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		70,604	29.00%	20,475	—	—	—	20,475
YTN Co., Ltd.		178,212	21.43%	38,191	—	(30)	(5)	38,156
Cheongna Energy Co., Ltd.		22,627	43.90%	9,933	2,584	(144)	—	12,373
Gangwon Wind Power Co., Ltd.		86,797	15.00%	13,020	—	—	49	13,069
Hyundai Green Power Co., Ltd.		399,994	29.00%	115,998	—	—	—	115,998
Korea Power Exchange		223,238	100.00%	223,238	—	—	—	223,238
AMEC Partners Korea Ltd.		1,184	19.00%	225	—	—	—	225
Hyundai Energy Co., Ltd.		6,774	46.30%	3,136	—	(1,079)	(1,026)	1,031
Ecollite Co., Ltd.		1,821	36.10%	657	—	—	(657)	—
Taebaek Wind Power Co., Ltd.		19,000	25.00%	4,750	—	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,522	25.00%	3,131	—	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		13,531	25.00%	3,383	—	—	—	3,383
Daeryun Power Co., Ltd.		148,353	19.45%	28,855	1,014	—	4	29,873
Changjuk Wind Power Co., Ltd.		22,716	30.00%	6,815	—	—	115	6,930
KNH Solar Co., Ltd.		7,679	27.00%	2,073	—	—	—	2,073
SPC Power Corporation		149,520	38.00%	56,818	—	—	—	56,818
Gemeng International Energy Co., Ltd.		2,000,974	34.00%	680,331	—	—	(266)	680,065
PT. Cirebon Electric Power		351,484	27.50%	96,658	—	—	—	96,658
KNOC Nigerian East Oil Co., Ltd.		(85,247)	14.63%	(12,472)	—	—	12,472	—
KNOC Nigerian West Oil Co., Ltd.		(78,317)	14.63%	(11,458)	—	—	11,458	—
PT Wampu Electric Power		50,409	46.00%	23,188	—	—	—	23,188
PT. Bayan Resources TBK		99,473	20.00%	19,895	482,109	—	(99,337)	402,667
S-Power Co., Ltd.		256,849	49.00%	125,856	—	(1,944)	—	123,912
Pioneer Gas Power Limited		68,813	40.00%	27,525	23,147	—	68	50,740
Eurasia Energy Holdings		(485)	40.00%	(194)	—	—	194	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		229,227	25.00%	57,307	(4,802)	(672)	(289)	51,544
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		335	14.00%	47	—	—	—	47
PT. Mutiara Jawa		(6,567)	29.00%	(1,904)	70	—	1,834	—
Samcheok Eco Materials Co., Ltd.		23,889	2.35%	561	—	—	(561)	—
Noeul Green Energy Co., Ltd.		4,196	29.00%	1,217	—	—	—	1,217
Naepo Green Energy Co., Ltd.		101,753	25.00%	25,438	—	—	—	25,438
Goseong Green Energy Co., Ltd.		245,793	1.12%	2,742	—	(79)	—	2,663
Gangneung Eco Power Co., Ltd.		170,302	1.61%	2,744	—	(98)	—	2,646

		2016
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Shin Pyeongtaek Power Co., Ltd.	￦	(6,344)	40.00%	(2,538)	—	(3,380)	5,918	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		640	28.00%	179	—	—	2	181
DS POWER Co., Ltd.		107,906	14.44%	15,582	—	(7,302)	(1,090)	7,190
Dongducheon Dream Power Co., Ltd.		243,172	33.61%	81,730	—	(4,768)	(30,086)	46,876
KS Solar Co., Ltd.		3,178	19.00%	604	—	—	—	604
Jinbhuvish Power Generation Pvt. Ltd.		55,760	5.16%	2,877	—	—	(2,877)	—
SE Green Energy Co., Ltd.		7,381	47.76%	3,525	—	—	—	3,525
Daegu Photovoltaic Co., Ltd.		5,862	29.00%	1,700	—	—	—	1,700
Jeongam Wind Power Co., Ltd.		10,000	40.00%	4,000	—	—	—	4,000
Korea Power Engineering Service Co., Ltd.		9,688	29.00%	2,810	—	—	—	2,810
Busan Green Energy Co., Ltd.		47,596	29.00%	13,803	—	—	—	13,803
Jungbu Bio Energy Co., Ltd.		(697)	18.87%	(132)	—	—	132	—
Korea Electric Vehicle Charging Service		3,941	28.00%	1,103	—	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		23,098	29.85%	6,895	—	—	(1)	6,894
Korea Nuclear Partners Co., Ltd.		856	29.00%	248	—	—	—	248
Tamra Offshore Wind Power Co., Ltd.		25,980	27.00%	7,015	—	—	—	7,015
Korea Electric Power Corporation Fund		51,842	98.09%	50,852	—	—	4	50,856
Energy Infra Asset Management Co., Ltd.		2,619	9.90%	259	—	—	—	259
Daegu clean Energy Co., Ltd.		500	28.00%	140	—	—	—	140
YaksuESS Co., Ltd		673	29.00%	195	—	—	1	196
Nepal Water & Energy Development Company Private Limited		33,311	52.77%	17,578	972	—	117	18,667

<Joint ventures>
KEPCO-Uhde Inc.		591	50.85%	301	—	—	—	301
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,598	40.00%	28,239	—	—	—	28,239
Shuweihat Asia Power Investment B.V.		278	49.00%	136	—	—	(136)	—
Shuweihat Asia Operation & Maintenance Company		1,003	55.00%	552	—	—	(102)	450
Waterbury Lake Uranium L.P.		56,134	36.97%	20,753	—	—	561	21,314
ASM-BG Investicii AD		42,977	50.00%	21,489	—	—	(1)	21,488
RES Technology AD		27,164	50.00%	13,582	—	—	—	13,582
KV Holdings, Inc.		5,244	40.00%	2,098	—	—	—	2,098
KEPCO SPC Power Corporation		326,286	75.20%	245,367	—	—	—	245,367
Canada Korea Uranium Limited Partnership		141	12.50%	18	—	—	(18)	—
Gansu Datang Yumen Wind Power Co., Ltd.		32,053	40.00%	12,821	—	—	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		416,460	40.00%	166,584	—	—	(49)	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,107	40.00%	10,843	—	—	—	10,843
Rabigh Electricity Company		432,882	40.00%	173,153	—	(75,311)	(40)	97,802
Rabigh Operation & Maintenance Company		11,067	40.00%	4,427	—	—	—	4,427
Jamaica Public Service Company Limited		631,712	40.00%	252,685	(80,161)	—	76,929	249,453
KW Nuclear Components Co., Ltd.		14,427	45.00%	6,492	90	—	551	7,133
Busan Shinho Solar Power Co., Ltd.		15,256	25.00%	3,814	—	—	—	3,814
GS Donghae Electric Power Co., Ltd.		605,729	34.00%	205,948	—	—	—	205,948
Global Trade Of Power System Co., Ltd.		1,643	29.00%	476	—	—	1	477
Expressway Solar-light Power Generation Co., Ltd.		8,080	29.00%	2,343	—	—	—	2,343
KODE NOVUS I LLC		(89,966)	50.00%	(44,983)	4,732	—	40,251	—
KODE NOVUS II LLC		(47,031)	50.00%	(23,516)	—	—	23,516	—
Daejung Offshore Wind Power Co., Ltd.		6,042	49.90%	3,015	—	—	—	3,015

		2016
Investees		Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Amman Asia Electric Power Company	￦	256,574	60.00%	153,944	—	—	(87)	153,857
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		9,329	51.00%	4,758	—	—	—	4,758
Dangjin Eco Power Co., Ltd.		148,925	34.00%	50,635	2,618	—	—	53,253
Honam Wind Power Co., Ltd.		15,239	29.00%	4,419	32	—	—	4,451
Chun-cheon Energy Co., Ltd.		169,193	29.90%	50,589	3	—	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		17,892	15.00%	2,684	5	—	—	2,689
Nghi Son 2 Power Ltd.		455	50.00%	228	—	—	1	229
Kelar S.A		(94,321)	65.00%	(61,309)	2,424	—	58,885	—
PT. Tanjung Power Indonesia		5,560	35.00%	1,946	—	—	—	1,946
Incheon New Power Co., Ltd.		1,941	29.00%	563	—	—	—	563
Seokmun Energy Co., Ltd.		1,349	29.00%	391	—	—	—	391
Daehan Wind Power PSC		36	50.00%	18	—	—	(2)	16
Barakah One Company		658	18.00%	118	—	—	(2)	116
Nawah Energy Company		1,645	18.00%	296	—	—	(6)	290
MOMENTUM		202	33.33%	67	—	—	—	67
Daegu Green Power Co., Ltd.		89,421	29.00%	25,932	84	—	21,512	47,528

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2015 and 2016, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2015		2016
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Green Biomass Co., Ltd.	￦	(125)	—	—	—
Shin Pyeongtaek Power Co., Ltd.		1,038	1,326	1,211	2,537
Chun-cheon Energy Co., Ltd.		(8)	—	—	—
Seokmun Energy Co., Ltd.		152	205	(205)	—
Kelar S.A		17,389	17,389	43,920	61,309
Hadong Mineral Fiber Co., Ltd.		5	5	—	5
PT. Mutiara Jawa		1,351	1,351	554	1,905
Eurasia Energy Holdings		188	188	6	194
KODE NOVUS I LLC		22,789	22,789	22,194	44,983
KODE NOVUS II LLC		11,175	11,175	12,340	23,515
Jungbu Bio Energy Co., Ltd.		—	—	132	132

(7)	As of December 31, 2016, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

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

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(viii)	Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(ix)	Hyundai Green Power Co., Ltd.

As of December 31, 2016, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ￦919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares when claimed by Hyundai Steel Company.

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.
Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.
KS Solar Co., Ltd.	Dividends can only be paid when all conditions of a loan agreement are satisfied.
KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.
DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2015 and 2016 are as follows:

	2015
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
	In millions of won
Land	￦	12,396,460	(3,147)	—	—	12,393,313
Buildings		14,936,722	(63,932)	(5,259,436)	(854)	9,612,500
Structures		58,251,296	(193,119)	(17,991,950)	(1,184)	40,065,043
Machinery		57,143,211	(108,935)	(20,242,232)	(36,230)	36,755,814
Ships		4,930	—	(4,144)	—	786
Vehicles		227,733	(29)	(167,261)	—	60,443
Equipment		1,134,376	(1,026)	(823,805)	—	309,545
Tools		836,131	(691)	(675,501)	—	159,939
Construction-in- progress		35,305,133	(139,898)	—	(38,107)	35,127,128
Finance lease assets		2,389,985	—	(1,878,476)	—	511,509
Asset retirement costs		6,888,547	—	(2,782,460)	—	4,106,087
Others		9,438,381	—	(7,179,137)	—	2,259,244

	￦	198,952,905	(510,777)	(57,004,402)	(76,375)	141,361,351

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

	2016
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
	In millions of won
Land	￦	12,969,741	(3,204)	—	—	12,966,537
Buildings		17,722,326	(61,188)	(5,936,849)	(853)	11,723,436
Structures		63,291,437	(197,641)	(19,959,839)	(1,183)	43,132,774
Machinery		67,769,168	(111,064)	(24,344,832)	(2,391)	43,310,881
Ships		4,175	—	(3,625)	—	550
Vehicles		247,751	(107)	(176,781)	—	70,863
Equipment		1,270,660	(732)	(894,265)	—	375,663
Tools		921,115	(430)	(742,083)	—	178,602
Construction-in- progress		27,334,368	(135,807)	—	(38,108)	27,160,453
Finance lease assets		2,390,779	—	(1,984,426)	—	406,353
Asset retirement costs		7,129,771	—	(3,064,359)	—	4,065,412
Others		10,361,294	—	(8,009,762)	—	2,351,532

	￦	211,412,585	(510,173)	(65,116,821)	(42,535)	145,743,056

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

(2)	Changes in property, plant and equipment for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Land	￦	12,238,488	9,370	(192,496)	—	—	341,098	12,396,460
(Government grants)		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		8,979,023	12,466	(42,889)	(633,770)	—	1,361,602	9,676,432
(Government grants)		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		38,654,777	1,787	(181,914)	(2,120,749)	—	3,904,261	40,258,162
(Government grants)		(196,871)	—	1,816	9,178	—	(7,242)	(193,119)
Machinery		35,460,708	430,524	(250,915)	(3,880,076)	(1,205)	5,105,713	36,864,749
(Government grants)		(108,750)	—	1,101	11,133	—	(12,419)	(108,935)
Ships		1,085	—	—	(299)	—	—	786
Vehicles		50,576	5,449	(27)	(22,175)	—	26,649	60,472
(Government grants)		(76)	—	1	47	—	(1)	(29)
Equipment		211,647	56,004	(230)	(103,889)	—	147,039	310,571
(Government grants)		(1,002)	—	—	469	—	(493)	(1,026)
Tools		152,777	25,940	(90)	(67,482)	—	49,485	160,630
(Government grants)		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		32,379,512	13,508,590	(13,658)	—	(29,139)	(10,578,279)	35,267,026
(Government grants)		(123,938)	(27,239)	—	—	—	11,279	(139,898)
Finance lease assets		612,395	1,560	(3,959)	(110,162)	—	11,675	511,509
Asset retirement costs		5,354,427	—	—	(551,461)	—	(696,879)	4,106,087
Others		2,219,386	25,436	(98)	(804,545)	—	819,065	2,259,244

	￦	135,812,499	14,049,887	(683,358)	(8,268,449)	(30,344)	481,116	141,361,351

(*1)	Korea South-East Power Co., Ltd. and Korea East-West Power Co., Ltd, 100% owned subsidiaries, have determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.

(*2)	‘Others’ include ￦23,273 million of land and buildings that were reclassified to assets held for sale (note 42) comprising ￦2,907 million of land and ￦20,366 million of buildings.

		2016
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others(*1)	Ending balance
		In millions of won
Land	￦	12,396,460	13,973	(52,569)	—	—	611,877	12,969,741
(Government grants)		(3,147)	—	14	—	—	(71)	(3,204)
Buildings		9,676,432	—	(9,020)	(676,866)	—	2,794,078	11,784,624
(Government grants)		(63,932)	—	731	5,299	—	(3,286)	(61,188)
Structures		40,258,162	455	(524,310)	(2,233,333)	—	5,829,441	43,330,415
(Government grants)		(193,119)	—	2,597	9,491	—	(16,610)	(197,641)
Machinery		36,864,749	193,017	(243,757)	(4,353,596)	—	10,961,532	43,421,945
(Government grants)		(108,935)	(33)	1,210	12,272	—	(15,578)	(111,064)
Ships		786	—	—	(281)	—	45	550
Vehicles		60,472	2,493	(34)	(27,615)	—	35,654	70,970
(Government grants)		(29)	(58)	—	25	—	(45)	(107)
Equipment		310,571	67,134	(323)	(128,084)	—	127,097	376,395
(Government grants)		(1,026)	—	—	452	—	(158)	(732)
Tools		160,630	27,856	(327)	(69,842)	—	60,715	179,032
(Government grants)		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		35,267,026	11,752,352	(94,443)	—	—	(19,628,675)	27,296,260
(Government grants)		(139,898)	(28,434)	—	—	—	32,525	(135,807)
Finance lease assets		511,509	34	(31)	(96,254)	—	(8,905)	406,353
Asset retirement costs		4,106,087	—	—	(509,310)	—	468,635	4,065,412
Others		2,259,244	—	(9)	(813,248)	—	905,545	2,351,532

	￦	141,361,351	12,028,789	(920,271)	(8,880,595)	—	2,153,782	145,743,056

(*1)	‘Others’ include loaded nuclear fuel related to raw materials and asset retirement costs.

19.	Investment Properties

(1)	Investment properties as of December 31, 2015 and 2016 are as follows:

		2015
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	253,960	—	—	253,960
Buildings		27,655	(13)	(11,692)	15,950

	￦	281,615	(13)	(11,692)	269,910

		2016
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	336,421	—	—	336,421
Buildings		29,168	(64)	(11,845)	17,259

	￦	365,589	(64)	(11,845)	353,680

(2)	Changes in investment properties for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	301,483	—	(47,523)	253,960
Buildings		15,791	(669)	841	15,963
(Government grants)		(10)	—	(3)	(13)

	￦	317,264	(669)	(46,685)	269,910

		2016
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	253,960	—	82,461	336,421
Buildings		15,963	(679)	2,039	17,323
(Government grants)		(13)	1	(52)	(64)

	￦	269,910	(678)	84,448	353,680

(3)	Income and expenses related to investment properties for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Rental income	￦	10,931	9,460
Operating and maintenance expenses related to rental income		(669)	(678)

	￦	10,262	8,782

(4)	Fair value of investment properties as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	253,960	284,423	336,421	374,042
Buildings		15,950	18,263	17,259	20,708

	￦	269,910	302,686	353,680	394,750

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Services Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014
		Beginning balance	Increase and decrease(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	19,333,416	712,843	(2,965,185)	17,081,074

(*)	For the year ended December 31, 2014, the increased balance of contracts from new orders and other is ￦831,159 million and the decreased balance of contracts due to changes in scope of construction work is ￦118,316 million.

		2015
		Beginning balance	Increase and decrease(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ￦412,617 million and the decreased balance of contracts due to changes in scope of construction work is ￦1,423,648 million.

		2016
		Beginning balance	Increase and decrease(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	12,308,839	(1,045,094)	(4,026,857)	7,236,888

(*)	For the year ended December 31, 2016, the increased balance of contracts from new orders and other is ￦718,118 million and the decreased balance of contracts due to changes in scope of construction work is ￦1,763,212 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of December 31, 2015 and 2016 are as follows:

		2015
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	12,224,934	11,573,516	651,418	—

		2016
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	15,314,737	14,396,890	917,847	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Assets(*1)	Liabilities(*2)	Assets(*1)	Liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	55,317	893,992	44,930	651,985

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2015 and 2016 are as follows:

		2015
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	389,220	(699)	(331,334)	—	57,187
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,178	—	(12,303)	—	21,875
Mining rights		508,392	—	(8,855)	—	499,537
Development expenditures		751,784	(6,835)	(699,977)	—	44,972
Intangible assets under development		94,886	(10,483)	—	—	84,403
Usage rights of donated assets and other		375,275	(32)	(326,684)	—	48,559
Leasehold rights		19,112	—	(18,367)	—	745
Greenhouse gas emissions rights		805	—	—	—	805
Others		189,941	(1)	(80,067)	(12,124)	97,749

	￦	2,366,991	(18,050)	(1,480,985)	(12,124)	855,832

		2016
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	458,382	(595)	(365,161)	—	92,626
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		35,756	—	(15,675)	—	20,081
Mining rights		549,371	—	(10,511)	—	538,860
Development expenditures		785,966	(5,152)	(723,561)	—	57,253
Intangible assets under development		119,474	(11,090)	—	(3,941)	104,443
Usage rights of donated assets and other		426,346	(21)	(342,244)	—	84,081
Leasehold rights		23,350	—	(18,718)	—	4,632
Greenhouse gas emissions rights		6,283	—	—	—	6,283
Others		173,213	—	(88,527)	(12,124)	72,562

	￦	2,581,539	(16,858)	(1,567,795)	(16,065)	980,821

(2)	Changes in intangible assets for as of December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won.
Software	￦	52,556	10,477	(2)	(29,795)	187	24,463	57,886
(Government grants)		(488)	—	—	177	—	(388)	(699)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	129	(2)	(2,866)	—	1,937	21,875
Mining rights		504,214	23,151	—	(228)	—	(27,600)	499,537
Development expenditures		55,857	8,096	(5)	(24,862)	—	12,721	51,807
(Government grants)		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		74,909	40,300	—	—	(22)	(20,301)	94,886
(Government grants)		(10,692)	(1,884)	—	—	—	2,093	(10,483)
Usage rights of donated assets and other		57,687	—	—	(9,096)	—	—	48,591
(Government grants)		(43)	—	—	11	—	—	(32)
Leasehold rights		779	—	—	(34)	—	—	745
Greenhouse gas emissions rights		—	805	—	—	—	—	805
Others		71,734	6,872	(443)	(8,456)	88	27,955	97,750
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	821,060	87,946	(452)	(72,266)	253	19,291	855,832

		2016
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	57,886	18,267	—	(32,378)	—	49,446	93,221
(Government grants)		(699)	—	—	249	—	(145)	(595)
Licenses and franchises
Copyrights, patents rights and other industrial rights		21,875	85	(39)	(2,697)	—	857	20,081
Mining rights		499,537	26,311	—	(899)	—	13,911	538,860
Development expenditures		51,807	212	—	(21,993)	—	32,379	62,405
(Government grants)		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		94,886	66,588	—	—	(3,945)	(41,996)	115,533
(Government grants)		(10,483)	(1,597)	—	—	—	990	(11,090)
Usage rights of donated assets and other		48,591	—	—	(15,513)	—	51,024	84,102
(Government grants)		(32)	—	—	11	—	—	(21)
Leasehold rights		745	—	—	(351)	—	4,238	4,632
Greenhouse gas emissions rights		805	6,283	—	—	—	(805)	6,283
Others		97,750	8,273	(550)	(8,916)	3	(23,998)	72,562
(Government grants)		(1)	—	—	1	—	—	—

	￦	855,832	124,422	(589)	(79,715)	(3,942)	84,813	980,821

(3)	Significant specific intangible assets as of December 31, 2015 and 2016 are as follows:

2015
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	1,293	2 months ~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,750	6 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	2,104	1 year and 6 months
Development expenditures	Development of maintenance system for utility plant	KRW	1,084	1 year and 11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	29,148	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,871	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	2,793	1 year and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	33,055	5 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,297	3 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	2,642	5 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

2016
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	506	11 months ~ 1 year and 11 months
	SCADA O/S (POWERON RELIANCE)	KRW	4,206	3 years and 1 month
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,750	5 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Development of maintenance system for utility plant	KRW	518	11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	41,190	—
Usage rights of donated assets	Sejong Haengbogdosi sharing charge	KRW	44,502	9 years and 11 months
	Dangjin power plant load facility usage right	KRW	26,759	4 years and 3 months
Others	Sillim electricity supply facility usage right	KRW	2,196	4 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2015 and 2016, the Company recognized research and development expenses of ￦611,220 million and ￦705,504 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	1,957,647	—	2,610,373	—
Other trade payables		1,379,035	3,048,299	1,498,582	3,033,780
Accrued expenses		1,082,880	2,373	1,152,933	2,161
Leasehold deposits received		2,451	—	1,426	1,008
Other deposits received		195,237	105,105	197,711	93,751
Finance lease liabilities		116,885	542,509	121,176	420,003
Dividends payable		1,562	—	3,204	—
Others(*)		—	20,149	6	7,472

	￦	4,735,697	3,718,435	5,585,411	3,558,175

(*)	Details of others as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	20,149	—	7,472
Others		—	—	6	—

	￦	—	20,149	6	7,472

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Current liabilities
Short-term borrowings	￦	603,673	805,523
Current portion of long-term borrowings		541,307	310,977
Current portion of debt securities		6,704,602	7,825,310
Less : Current portion of discount on long-term borrowings		(953)	(979)
Less : Current portion of discount on debt securities		(1,676)	(1,753)

		7,846,953	8,939,078

Non-current liabilities
Long-term borrowings		1,951,119	1,799,750
Debt securities		49,077,131	43,012,960
Less : Discount on long-term borrowings		(18,860)	(25,859)
Less : Discount on debt securities		(103,067)	(86,880)
Add: Premium on debt securities		223	156

		50,906,546	44,700,127

	￦	58,753,499	53,639,205

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2015 and 2016 are as follows:

2015
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,144,980	6,704,602
1 ~ 5 years		860,351	27,725,651
Over 5 years		1,090,768	21,351,480

	￦	3,096,099	55,781,733

2016
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,116,500	7,825,310
1 ~ 5 years		295,162	24,462,410
Over 5 years		1,504,588	18,550,550

	￦	2,916,250	50,838,270

(3)	Short-term borrowings as of December 31, 2015 and 2016 are as follows:

2015
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
	In millions of won and thousands of U.S. dollars
Local short-term borrowings	Woori Investment Bank and others	1.80~2.46	2016.01.04~ 2016.09.13	—	￦	559,530
Foreign short-term borrowings	ING and others	6.50	2016.12.03	USD 2,163		2,535
Foreign short-term borrowings	Citi Bank and others	3M Libor+0.35	2016.03.22	USD 12,265		14,375
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2016.02.25	—		27,233

					￦	603,673

2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
Local short-term borrowings	Woori Investment Bank and others	1.54~2.51	2017.01.25~ 2017.09.13	—	￦	436,800
Foreign short-term borrowings	SCNT and others	1.58~6.50	2017.03.30~ 2017.12.03	USD 35,086		42,401
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.54~0.63	2017.05.17~ 2017.12.18	AUD 311,174		271,360
Local bank overdraft	Nonghyup Bank	2.45	2017.01.05	—		37,000
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2017.02.25	—		17,962

					￦	805,523

(4)	Long-term borrowings as of December 31, 2015 and 2016 are as follows:

2015
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	￦	6,418
	Facility	2.67~4.60	2023~2028	—		52,437
	Facility	3yr KTB rate-1.25	2027	—		9,000
	Facility	1yr KoFC bond rate +0.31	2018	—		200,000
	Operating funds	2.75	2018	—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2016~2017	—		500,000
	Facility	3yr KTB rate-1.25	2021~2028	—		10,363
	Facility	4.60	2028	—		18,411
	Energy rationalization	3yr KTB rate-1.25	2019	—		650
	Energy rationalization	3.20~3.70	2021~2022	—		3,835
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
	Others	3yr KTB rate-1.25	2016	—		4,000
Export-Import Bank of Korea	Project loans	2.00	2026	—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027	—		44,674
	Facility	3yr KTB rate-2.25	2023~2024	—		4,400
	Project loans	—	2022~2027	—		8,677
	Others	3yr KTB rate-2.25	2024~2025	—		13,057
Shinhan Bank and others	Collateral borrowing	2.22	2017	—		30,000
	Facility	3yr AA- CB rate+1.10	2028	—		27,617
	Operating funds	2.70~3.35	2017~2018	—		25,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		25,300
Others	Facility	4.60~5.80	2025~2028	—		144,359
	Facility	3yr AA- CB rate+1.10	2028	—		18,411
	PF Refinancing	4.10	2030	—		62,500
	Others	—	2020~2036	—		45,847
	Others	—	2028	—		7,250

						1,327,641

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744		10,248
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~ 3.70	2027	JOD 188,580		312,104
	Commercial loan and others	3M Libor+1.50~ 2.50	2030~2033	USD 312,601		366,368
	PF Loan	6M Libor+2.50~ 2.70	2032	USD 64,389		75,464
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 34,924		40,931
	Shareholder’s loan	8.00	2031	JOD 7,128		11,797

2015
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,346,550		1,899
HSBC and others	Syndicated loan	3M Libor+0.30~ 0.50	2017~2019	USD 31,774		37,239
IFC and others	Others	6M Libor+5.00	2031	PKR 5,891,200		65,805
Others	Others	3M Libor+0.65	2017	USD 199,269		233,543
	Others	—	2019	USD 8,010		9,387

						1,164,785

						2,492,426
Less : Discount of long-term borrowings						(19,813)
Less : Current portion of long-term borrowings						(541,307)
Add : Current portion of discount of long-term borrowings						953

					￦	1,932,259

2016
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	￦	5,663
	Facility	2.45~4.60	2023~2028	—		61,835
	Facility	1yr KoFC bond rate+ 0.31	2018	—		125,000
	Operating funds	2.75	2018	—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.14	2017	—		100,000
	Facility	4.60	2028	—		16,851
	Facility	3yr KTB rate-1.25	2017~2028	—		9,655
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate -2.25	2022~2025	—		14,039
	Facility	3yr KTB rate -2.25	2017~2024	—		3,842
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2025	—		12,131
Shinhan Bank	Collateral borrowing	2.22	2017	—		30,000
	Facility	CB rate+1.10	2028	—		25,276
	Operating funds	2.70~2.86	2017~2018	—		25,000
	Others	4.10	2035	—		55,000
	Others	3yr KTB rate+1.10	2035	—		55,000
Kookmin Bank	Facility	MOR+0.62 ~ 0.79	2017~2023	—		45,000
Others	Facility	1.75~4.60	2026~2029	—		146,472
	Facility	CB rate+1.10 ~1.20	2022~2028	—		34,951
	PF Refinancing	4.10	2030	—		62,500
	Others	8.00	2036	—		102,347
	Others	—	2028	—		7,250

						1,006,980

2016
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744		10,567
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~ 3.70	2027	JOD 178,892		305,332
	Commercial loan and others	3M Libor+1.50~ 2.50	2030~2033	USD 299,859		362,379
	PF Loan	6M Libor+2.50~ 2.70	2032	USD 119,647		144,594
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 40,618		49,086
	Shareholder’s loan	8.00	2031	JOD 7,128		12,166
PT PJB	Shareholder’s loan	12.75	2019	IDR 16,705,505		1,500
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 1,758,000		18,227
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.10	2032	JPY 1,172,000		12,151
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 37,978		45,897
IFC and others	Others	6M Libor+5.00	2031	PKR 11,706,160		134,972
Others	Others	—	2019	USD 5,691		6,876

						1,103,747

						2,110,727
Less : Discount of long-term borrowings						(26,838)
Less : Current portion of long-term borrowings						(310,977)
Add : Current portion of discount on long-term borrowings						979

					￦	1,773,891

(5)	Local debt securities as of December 31, 2015 and 2016 are as follows:

	Issue date	Maturity	Interest rate (%)		2015	2016
	In millions of won
Electricity Bonds(*1)	2009.12.03~ 2014.08.27	2017.01.05~ 2033.08.06	2.73~5.51	￦	22,960,000	19,860,000
Electricity Bonds	2012.07.10~ 2013.06.25	2017.07.10~ 2018.06.25	3M CD+0.31~0.32		910,000	310,000
Corporate Bonds(*2)	2009.05.04~ 2016.12.02	2017.01.17~ 2040.12.10	1.36~5.84		20,710,010	19,552,708

					44,580,010	39,722,708
Less : Discount on local debt securities					(40,228)	(34,667)
Less : Current portion of local debt securities					(5,730,000)	(5,650,010)
Add : Current portion of discount on local debt securities					1,187	728

				￦	38,810,969	34,038,759

(*1)	Electricity Bonds 885 (￦40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.

(*2)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (￦2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of December 31, 2015 and 2016 are as follows:

	2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD 249,136	￦	291,990
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		368,848
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		336,270
FY-06	2006.03.14~ 2006.09.29	2016.03.14~ 2016.09.29	5.50~6.00	USD 650,000		761,800
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		194,401
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD 800,000		937,600
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD 1,750,000		2,051,000
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD 1,900,000		2,226,800
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF 400,000		474,156
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		277,258
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD 500,000		586,000
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD 1,500,000		1,758,000
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.05	USD 500,000		586,000
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		351,600

						11,201,723
Less : Discount on foreign debt securities						(64,515)
Add : Premium on foreign debt securities						223
Less : Current portion of foreign debt securities						(974,602)
Add : Current portion of discount on foreign debt securities						489

					￦	10,163,318

	2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD 249,068	￦	300,999
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		380,335
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		346,743
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		207,362
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD 800,000		966,800
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD 1,750,000		2,114,875
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD 1,900,000		2,296,150
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF 400,000		472,532
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		283,416
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD 500,000		604,250
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD 1,500,000		1,812,750
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.05	USD 500,000		604,250
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		362,550
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		362,550

						11,115,562
Less : Discount on foreign debt securities						(53,966)
Add : Premium on foreign debt securities						156
Less : Current portion of foreign debt securities						(2,175,300)
Add : Current portion of discount on foreign debt securities						1,025

					￦	8,887,477

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of December 31, 2015 and 2016 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

		2015		2016
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	182,072	116,885	175,512	121,176
1 ~ 5 years		525,465	393,957	404,029	306,282
More than 5 years		206,323	148,552	152,247	113,721

	￦	913,860	659,394	731,788	541,179

(3)	Current and non-current portion of financial lease liabilities as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Current finance lease liabilities	￦	116,885	121,176
Non-current finance lease liabilities		542,509	420,003

	￦	659,394	541,179

(4)	Lease payments recognized as an expense from a lessee position for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Minimum lease payment	￦	194,960	177,585
Contingent rent payment		(17,682)	(20,956)

(5)	The Company does not have any irrevocable operating lease contracts as of December 31, 2015 and 2016.

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Net defined benefit obligations	￦	1,495,782	1,678,470
Other long-term employee benefit obligations		7,325	7,788

	￦	1,503,107	1,686,258

(2)	Principal assumptions on actuarial valuation as of December 31, 2015 and 2016 are as follows:

	2015	2016
Discount rate	2.39%~2.58%	2.45%~2.64%
Future salary and benefit levels	5.43%	5.23%
Weighted average duration	13.21 years	13.34 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Current service cost	￦	315,811	378,930
Interest cost		63,808	67,104
Expected return on plan assets		(22,557)	(23,612)
Loss from settlement		(641)	(706)

	￦	356,421	421,716

Expenses as described above are recognized in those items below in the financial statements.

		2015	2016
		In millions of won
Cost of sales	￦	262,760	312,391
Selling and administrative expenses		51,932	61,362
Others (Construction-in-progress and others)		41,729	47,963

	￦	356,421	421,716

In addition, for the years ended December 31, 2015 and 2016, employee benefit obligations expenses of ￦57,940 million and ￦62,435 million, respectively, are recognized as cost of sales, and ￦9,971 million and ￦11,450 million, respectively, are recognized as selling and administrative expenses, and ￦14,195 million and ￦14,024 million, respectively, are recognized as construction-in-progress and others, related to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Present value of defined benefit obligation from funded plans	￦	2,426,414	2,867,377
Fair value of plan assets		(930,632)	(1,188,907)

		1,495,782	1,678,470

Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,495,782	1,678,470

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Beginning balance	￦	1,992,447	2,426,414
Current service cost		315,811	378,930
Interest cost(*)		63,808	67,104
Remeasurement component		122,825	120,993
Loss from settlement		(641)	(707)
Actual payments		(67,291)	(125,233)
Others		(545)	(124)

Ending balance	￦	2,426,414	2,867,377

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Beginning balance	￦	724,250	930,632
Expected return		22,557	23,612
Remeasurement component		(5,924)	(5,706)
Contributions by the employers		214,449	312,125
Actual payments		(24,191)	(71,756)
Others		(509)	—

Ending balance	￦	930,632	1,188,907

In addition, loss on accumulated remeasurement component amounting to ￦202,878 million and ￦222,997 million has been recognized as other comprehensive income or loss for the years ended December 31, 2015 and 2016, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Equity instruments	￦	12,791	86,054
Debt instruments		243,372	383,654
Bank deposit		129,350	305,670
Others		545,119	413,529

	￦	930,632	1,188,907

For the years ended December 31, 2015 and 2016, actual returns on plan assets amounted to ￦16,633 million and ￦17,906 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Actuarial gain (loss) from changes in financial assumptions	￦	140,411	(27,792)
Experience adjustments		(17,586)	148,785
Expected return		5,924	5,706

	￦	128,749	126,699

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

26.	Provisions

(1)	Provisions as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits	￦
Provisions for employment benefits		718,365	—	810,607	—
Litigation
Litigation provisions		57,737	110,228	79,359	118,878
Decommissioning cost
Nuclear plants		—	9,684,286	—	10,195,928
Spent fuel		—	1,375,185	—	1,374,225
Waste		—	1,502,140	2,566	1,476,936
PCBs		—	182,400	—	191,744
Other recovery provisions		—	862	—	507
Others
Power plant regional support program		129,655	—	152,851	—
Transmission regional support program		228,785	—	282,608	—
Provisions for tax		—	136	106	136
Provisions for financial guarantee		1,839	2,449	458	29,207
Provisions for RPS		363,178	—	417,404	—
Provisions for greenhouse gas emissions obligations		78,829	—	249,644	—
Others		788	7,068	4,385	39,590

	￦	1,579,176	12,864,754	1,999,988	13,427,151

(2)	Changes in provisions for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Increase in provision	Payment	Reversal	Others(*)	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	707,310	727,079	(715,850)	(174)	—	718,365
Litigation
Litigation provisions		200,289	111,301	(85,819)	(58,306)	500	167,965
Decommissioning cost
Nuclear plants		10,331,270	650,218	(622)	(1,296,580)	—	9,684,286
Spent fuel		1,298,749	568,190	(491,754)	—	—	1,375,185
Waste		1,604,241	58,294	(160,699)	—	304	1,502,140
PCBs		199,518	10,359	(27,477)	—	—	182,400
Other recovery provisions		828	34	—	—	—	862
Others
Power plant regional support program		120,093	37,569	(37,648)	—	9,641	129,655
Transmission regional support program		—	393,460	(164,675)	—	—	228,785
Provisions for tax		649	—	—	(513)	—	136
Provisions for financial guarantee		3,695	3,528	—	(2,936)	1	4,288
Provisions for RPS		329,562	259,964	(165,259)	(61,089)	—	363,178
Provisions for greenhouse gas emissions obligations		—	78,829	—	—	—	78,829
Others		6,992	1,410	(590)	44	—	7,856

	￦	14,803,196	2,900,235	(1,850,393)	(1,419,554)	10,446	14,443,930

		2016
		Beginning balance	Increase in provision	Payment	Reversal	Others(*)	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	718,365	1,047,342	(947,982)	(7,108)	(10)	810,607
Litigation
Litigation provisions		167,965	124,931	(294,403)	(20,736)	220,480	198,237
Decommissioning cost
Nuclear plants		9,684,286	513,383	(1,741)	—	—	10,195,928
Spent fuel		1,375,185	469,982	(470,942)	—	—	1,374,225
Waste		1,502,140	49,092	(71,998)	—	268	1,479,502
PCBs		182,400	30,675	(21,331)	—	—	191,744
Other recovery provisions		862	—	—	(20)	(335)	507
Others
Power plant regional support program		129,655	50,252	(41,540)	—	14,484	152,851
Transmission regional support program		228,785	253,664	(199,841)	—	—	282,608
Provisions for tax		136	125	—	—	(19)	242
Provisions for financial guarantee		4,288	29,741	—	(4,298)	(66)	29,665
Provisions for RPS		363,178	420,154	(309,975)	(55,953)	—	417,404
Provisions for greenhouse gas emissions obligations		78,829	298,618	(116,336)	(11,467)	—	249,644
Others		7,856	37,491	(2,699)	(9)	1,336	43,975

	￦	14,443,930	3,325,450	(2,478,788)	(99,591)	236,138	15,427,139

(*)	‘Others’ primarily include the amount recognized as addition to construction-in-progress.

27.	Government Grants

(1)	Government grants as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Land	￦	(3,147)	(3,204)
Buildings		(63,932)	(61,188)
Structures		(193,119)	(197,641)
Machinery		(108,935)	(111,064)
Vehicles		(29)	(107)
Equipment		(1,026)	(732)
Tools		(691)	(430)
Construction-in-progress		(139,898)	(135,807)
Investment properties		(13)	(64)
Software		(699)	(595)
Development expenditures		(6,835)	(5,152)
Intangible assets under development		(10,483)	(11,090)
Usage rights of donated assets and other		(32)	(21)
Others		(1)	—

	￦	(528,840)	(527,095)

(2)	Changes in government grants for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(52,696)	—	—	—	52,696	—
Land		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		(196,871)	—	—	9,178	1,816	(7,242)	(193,119)
Machinery		(108,750)	—	—	11,133	1,101	(12,419)	(108,935)
Vehicles		(76)	—	—	47	1	(1)	(29)
Equipment		(1,002)	—	—	469	—	(493)	(1,026)
Tools		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		(123,938)	—	11,279	—	—	(27,239)	(139,898)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	177	—	(388)	(699)
Development expenditures		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		(10,692)	—	2,093	—	—	(1,884)	(10,483)
Usage rights of donated assets and other		(43)	—	—	11	—	—	(32)
Others		(1)	—	—	—	—	—	(1)

	￦	(521,719)	(52,696)	13,372	29,284	2,918	1	(528,840)

		2016
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(32,878)	—	—	—	32,878	—
Land		(3,147)	—	—	—	14	(71)	(3,204)
Buildings		(63,932)	—	—	5,299	731	(3,286)	(61,188)
Structures		(193,119)	—	—	9,491	2,597	(16,610)	(197,641)
Machinery		(108,935)	—	—	12,272	1,210	(15,611)	(111,064)
Vehicles		(29)	—	—	25	—	(103)	(107)
Equipment		(1,026)	—	—	452	—	(158)	(732)
Tools		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		(139,898)	—	32,525	—	—	(28,434)	(135,807)
Investment properties		(13)	—	—	1	—	(52)	(64)
Software		(699)	—	—	249	—	(145)	(595)
Development expenditures		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		(10,483)	—	991	—	—	(1,598)	(11,090)
Usage rights of donated assets and other		(32)	—	—	11	—	—	(21)
Others		(1)	—	—	1	—	—	—

	￦	(528,840)	(32,878)	33,516	30,867	4,552	(34,312)	(527,095)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of December 31, 2015 and 2016 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2015	2016
		In millions of won
Beginning balance	￦	6,850,016	7,165,297
Increase during the current year / period		691,276	1,087,765
Recognized as revenue during the current year / period		(375,995)	(427,297)

Ending balance	￦	7,165,297	7,825,765

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2015 and 2016 are as follows:

		2015		2016
		Current	Non-current	Current	Non-current
		In millions of won
Advance received	￦	5,017,735	215,096	4,498,739	148,404
Unearned revenue		21,810	63,850	26,084	41,936
Deferred revenue		372,157	6,793,140	445,018	7,380,747
Withholdings		146,258	6,731	263,263	10,781
Others		762,751	13,435	1,135,106	9,737

	￦	6,320,711	7,092,252	6,368,210	7,591,605

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2015 and 2016 are as follows:

	2015
	Shares authorized	Shares issued		Par value per share	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million is included.

	2016
	Shares authorized	Shares issued		Par value per share	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2015 and 2016 are as follows.

	2015	2016
	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Legal reserve(*)	￦	1,604,910	1,604,910
Voluntary reserves		23,720,167	31,847,275
Retained earnings before appropriations		22,862,164	19,721,686

Retained earnings	￦	48,187,241	53,173,871

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		17,902,718	26,029,826
Reserve for equalizing dividends		210,000	210,000

	￦	23,720,167	31,847,275

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Beginning balance	￦	35,303,647	48,187,241
Net profit for the period attributed to owner of the Company		13,289,127	7,048,581
Changes in equity method retained earnings		(280)	(2,532)
Remeasurements of defined benefit liability, net of tax		(84,271)	(69,330)
Dividend paid		(320,982)	(1,990,089)

Ending balance	￦	48,187,241	53,173,871

(4)	Dividends paid for the years ended December 31, 2015 and 2016 are as follows:

	2015
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	500	320,982

	2016
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	3,100	1,990,089

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
	In millions of won
Beginning balance	￦	(2,131)	(2,411)
Changes		(280)	(2,532)

Ending balance	￦	(2,411)	(4,943)

(6)	Changes in remeasurement components for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Beginning balance	￦	(116,705)	(202,878)
Changes		(127,184)	(119,316)
Income tax effect		42,913	49,986
Transfer to reserve for business expansion		(1,902)	49,211

Ending balance	￦	(202,878)	(222,997)

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2015, the Company’s retained earnings were appropriated on March 22, 2016. For the year ended December 31, 2016, the Company’s retained earnings were appropriated on March 21, 2017. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2015 and 2016 are as follows:

			2015	2016
			In millions of won except for dividends per share
I. Retained earnings before appropriations
Unappropriated retained earnings carried over from prior years		￦	—	—
Net income			10,165,653	4,261,986
Remeasurements of the defined benefit plan			(48,457)	(4,328)

			10,117,196	4,257,658

II. Transfer from voluntary reserves			—	—

III. Subtotal (I+II)			10,117,196	4,257,658

IV. Appropriations of retained earnings			(10,117,196)	(4,257,658)
Legal reserve			—	—
Dividends (government, individual)
(Amount of dividends per share (%) :	Current year—￦1,980 (40%) Prior year—￦3,100 (62%)		(1,990,089)	(1,271,089)
Reserve for business expansion			(8,127,107)	(2,986,569)
V. Unappropriated retained earnings to be carried over forward to subsequent year			—	—

33.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of December 31, 2016 and 2015 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		Amount
	In millions of won
Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	￦	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of issuance						(1,340)

					￦	498,660

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

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Other capital surplus	￦	1,197,388	1,235,146
Accumulated other comprehensive loss		(98,713)	(33,875)
Other equity		13,294,973	13,294,973

	￦	14,393,648	14,496,244

(2)	Changes in other capital surplus for the years ended December 31, 2015 and 2016 are as follows:

		2015			2016
		Gains on disposal of Treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	763,878	1,151,402	387,524	809,864	1,197,388
Disposal of subsidiary		—	58,310	58,310	—	36,008	36,008
Change in consolidation scope		—	(716)	(716)	—	—	—
Issuance of share capital of subsidiary		—	2,536	2,536	—	1,750	1,750
Income tax effect		—	(14,144)	(14,144)	—	—	—

Ending balance	￦	387,524	809,864	1,197,388	387,524	847,622	1,235,146

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		9,744	—	—	—	9,744
Shares in other comprehensive income of associates and joint ventures, net of tax		—	89,476	—	—	89,476
Foreign currency translation of foreign operations, net of tax		—	—	1,179	—	1,179
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	3,157	3,157

Ending balance	￦	(24,905)	276,373	(254,462)	(95,719)	(98,713)

		2016
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		61,275	—	—	—	61,275
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(54,918)	—	—	(54,918)
Foreign currency translation of foreign operations, net of tax		—	—	31,406	—	31,406
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	27,075	27,075

Ending balance	￦	36,370	221,455	(223,056)	(68,644)	(33,875)

(4)	Details of other equity for the years ended December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

35.	Sales

Details	of sales for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014		2015		2016
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
Sales of goods	￦	53,408,869	297,959	53,961,463	405,573	54,982,095	397,392
Electricity		52,625,226	—	53,229,470	—	54,304,529	—
Heat supply		258,492	—	204,987	—	181,597	—
Others		525,151	297,959	527,006	405,573	495,969	397,392
Sales of service		222,973	228,040	209,189	244,298	195,697	161,046
Sales of construction services		262,035	2,703,150	180,424	3,580,780	132,219	3,894,638

	￦	53,893,877	3,229,149	54,351,076	4,230,651	55,310,011	4,453,076

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Salaries	￦	556,808	655,432	734,930
Retirement benefit expense		12,418	61,903	72,812
Welfare and benefit expense		89,804	119,866	162,243
Insurance expense		10,619	10,636	11,513
Depreciation		69,182	102,867	169,431
Amortization of intangible assets		40,260	40,465	35,171
Bad debt expense		39,018	290	38,719
Commission		550,335	562,171	605,879
Advertising expense		27,236	30,085	34,658
Training expense		5,664	4,988	6,314
Vehicle maintenance expense		12,015	10,529	10,390
Publishing expense		3,109	3,124	3,643
Business development expense		3,053	3,338	3,477
Rent expense		34,914	44,905	40,020
Telecommunication expense		21,586	22,678	25,448
Transportation expense		1,907	753	596
Taxes and dues		42,894	55,970	46,531
Expendable supplies expense		6,009	7,272	6,834
Water, light and heating expense		9,758	9,558	9,720
Repairs and maintenance expense		40,397	74,330	75,122
Ordinary development expense		154,244	178,472	188,063
Travel expense		13,025	14,388	16,115
Clothing expense		7,577	5,751	8,273
Survey and analysis expense		526	590	666
Membership fee		798	1,040	1,132
Others		171,210	131,860	331,532

	￦	1,924,366	2,153,261	2,639,232

(2)	Other selling and administrative expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Accommodation development expenses	￦	22,530	28,134	186,896
Miscellaneous wages		30,397	43,109	31,907
Litigation and filing expenses		9,222	10,670	12,328
Compensation for damages		46,946	9,032	60,341
Outsourcing expenses		1,377	2,865	3,530
Reward expenses		2,094	2,472	3,267
Overseas market development expenses		—	1,541	2,177
Others		58,644	34,037	31,086

	￦	171,210	131,860	331,532

37.	Other Income and Expense

(1)	Other income for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Reversal of other provisions	￦	5,271	6,355	22,034
Reversal of allowance for doubtful accounts		241	413	5,489
Gains on government grants		—	204	111
Gains on assets contributed		2,418	9,004	12,254
Gains on liabilities exempted		858	2,588	1,959
Compensation and reparations revenue		156,019	166,355	114,530
Gains on electricity infrastructure development fund		18,888	—	—
Revenue from research contracts		9,615	5,342	13,143
Revenue related to transfer of assets from customers		351,857	375,995	427,297
Rental income		182,511	196,406	211,580
Others		26,508	45,552	31,787

	￦	754,186	808,214	840,184

(2)	Details of others of other income for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Refund of claim for rectification	￦	9,996	7,623	8,722
Adjustment of research project		4,003	4,090	4,148
Maintenance expenses on lease building		1,282	324	354
Training expenses		2,916	4,774	4,478
Deposit redemption		2,235	430	991
Reversal of expenses on litigation		521	219	893
Revenue on royalty fee		897	2,739	2,486
Reimbursement of insurance fee		310	11,797	—
Gains on guarantee contracts		—	4,523	2,796
Others		4,348	9,033	6,919

	￦	26,508	45,552	31,787

(3)	Other expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Compensation and indemnification expense	￦	—	16,959	—
Accretion expenses of other provisions		1,052	4,575	4,556
Depreciation expenses on investment properties		821	669	678
Depreciation expenses on idle assets		6,658	6,698	6,639
Other bad debt expense		15,981	18,473	4,585
Donations		37,889	34,134	114,094
Others		25,819	27,340	58,072

	￦	88,220	108,848	188,624

(4)	Details of others of other expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Operating expenses related to the idle assets	￦	985	779	459
Research grants		617	1,392	1,461
Supporting expenses on farming and fishing village		14,211	14,626	15,201
Operating expenses on fitness center		1,928	2,912	2,706
Expenses on adjustment of research and development grants		—	709	—
Forfeit of taxes and dues		—	1,105	4,582
Expenses on R&D supporting		1,956	146	690
Movement expense		2,262	3,191	—
Others		3,860	2,480	32,973

	￦	25,819	27,340	58,072

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Other gains
Gains on disposal of property plant, and equipment	￦	85,775	8,637,508	74,035
Gains on disposal of intangible assets		4	32	—
Reversal of impairment loss on intangible assets		18	275	3
Gains on foreign currency translation		5,152	13,784	15,311
Gains on foreign currency transaction		56,368	61,007	55,377
Gains on insurance proceeds		3,046	30	—
Others		194,888	162,128	187,792

Other losses
Losses on disposal of property plant and equipment		(50,152)	(73,073)	(42,715)
Losses on disposal of intangible assets		(18)	(16)	(158)
Impairment loss on property, plant and equipment		(38,107)	(30,344)	—
Impairment loss on intangible assets		(42)	(22)	(3,945)
Losses on foreign currency translation		(12,663)	(15,097)	(23,835)
Losses on foreign currency transaction		(53,252)	(75,615)	(72,058)
Others		(83,621)	(69,824)	(119,309)

	￦	107,396	8,610,773	70,498

(2)	Details of others of other gains for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Gains on disposal of inventories	￦	12,127	10,758	9,494
Gains on valuation of inventories		2,756	7	2
Gains on proxy collection of TV license fee		37,433	38,529	38,991
Gains on compensation of impaired electric poles		2,319	—	3,650
Gains on compensation for infringement on contract		7,824	7,414	3,040
Gains on harbor facilities dues		5,935	5,943	2,957
Gains on technical fees		1,121	1,258	1,271
Reversal of occupation development training fees		1,850	1,878	1,756
Gains on disposal of waste		2,467	2,880	4,222
Gains on insurance		2,748	11,865	3,786
Gains on litigation		1,954	600	—
Gains on tax rebate		2,388	1,661	5,226
Gains on other commission		8,672	2,177	4,639
Gains on research tasks		28,599	1,446	10
Gains on settlement and others		—	2,803	2,188
Gains on sales of greenhouse gas emissions rights		—	52	46
Others		76,695	72,857	106,514

	￦	194,888	162,128	187,792

(3)	Details of others of other losses for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Losses on valuation of inventories	￦	3,231	1,318	2,683
Losses on disposal of inventories		1,996	13,469	3,092
Losses due to disaster		2,404	263	1,522
Losses on rounding adjustment of electric charge surtax		1,236	1,251	1,260
Losses on adjustments of levies		5,091	13,928	1,184
Losses on write-off		4,297	—	—
Forfeit of taxes and dues		6,825	190	4,582
Commission and others		139	—	—
Losses on litigation		22,999	488	2,581
Others		35,403	38,917	102,405

	￦	83,621	69,824	119,309

39.	Finance Income

(1)	Finance income for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Interest income	￦	191,456	241,585	241,778
Dividends income		14,193	14,069	9,446
Gains on disposal of financial assets		98,065	4	1,482
Gains on valuation of derivatives		312,347	610,582	293,830
Gains on transaction of derivatives		52,618	151,851	45,549
Gains on foreign currency translation		121,177	127,372	161,905
Gains on foreign currency transaction		95,418	37,377	37,553
Other finance income		16	148	—

	￦	885,290	1,182,988	791,543

(2)	Interest income included in finance income for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Cash and cash equivalents	￦	56,384	54,687	61,380
Available-for-sale financial assets		382	29	—
Held-to-maturity investments		89	99	97
Loans and receivables		29,507	28,586	25,106
Short-term financial instrument		5,199	46,921	45,763
Long-term financial instrument		215	10,492	7,195
Other financial assets		—	—	—
Trade and other receivables		99,680	100,771	102,237

	￦	191,456	241,585	241,778

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Interest expense	￦	2,351,624	2,015,684	1,752,868
Losses on sale of financial assets		2,700	3,008	9
Impairment of available-for-sale financial assets		79,618	84,370	86,703
Losses on valuation of derivatives		102,091	17,051	5,762
Losses on transaction of derivatives		119,635	37,262	101,987
Losses on foreign currency translation		465,326	743,283	406,849
Losses on foreign currency transaction		18,827	113,723	57,889
Losses on repayment of financial liabilities		199	33	23,000
Other		18	1,043	2,020

	￦	3,140,038	3,015,457	2,437,087

(2)	Interest expense included in finance expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Trade and other payables	￦	98,407	84,527	68,375
Short-term borrowings		27,038	14,627	6,969
Long-term borrowings		167,781	103,503	91,584
Debt securities		2,306,330	2,177,855	1,922,900
Other financial liabilities		588,535	538,680	482,428

		3,188,091	2,919,192	2,572,256

Less: Capitalized borrowing costs		(836,467)	(903,508)	(819,388)

	￦	2,351,624	2,015,684	1,752,868

Capitalization rates for the years ended December 31, 2014, 2015 and 2016 are 3.28% ~ 4.35%, 2.36% ~ 4.25% and 2.29% ~ 4.16%, respectively.

41.	Income Taxes

(1)	Income tax expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Current income tax expense
Payment of income tax	￦	897,129	2,682,779	2,689,640
Adjustment in respect of prior years due to change in estimate		(29,823)	(23,248)	231,113
Current income tax directly recognized in equity		9,137	37,768	30,059

		876,443	2,697,299	2,950,812

Deferred income tax expense
Generation and realization of temporary differences		248,796	48,878	509,762
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(26,067)	71,999	(86,845)
Changes in deferred tax on tax losses carryforwards		345,887	2,374,237	—
Tax credit carryforwards		(14,720)	47,000	(8,588)

		553,896	2,542,114	414,329

Income tax expense	￦	1,430,339	5,239,413	3,365,141

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Income before income tax	￦	4,229,306	18,655,786	10,513,468

Income tax expense computed at applicable tax rate of 24.2%		1,023,492	4,514,700	2,544,259
Adjustments
Effect of applying gradual tax rate		(1,503)	(4,147)	(5,082)
Effect of non-taxable revenue		(50,728)	(8,047)	(29,554)
Effect of non-deductible expenses		43,152	17,734	22,258
Effects of tax credits and deduction		(75,804)	(103,435)	(194,731)
Recognition (reversal) of unrecognized deferred tax asset, net		(26,067)	71,999	(86,845)
Deferred income tax related to investments in subsidiaries and associates		516,557	784,793	862,956
Others, net		31,063	(10,936)	20,767

		436,670	747,961	589,769
Adjustment in respect of prior years due to change in estimate		(29,823)	(23,248)	231,113

Income tax expense	￦	1,430,339	5,239,413	3,365,141

Effective tax rate		34%	28%	32%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Dividends of hybrid securities	￦	5,256	5,253	5,253
Gain on disposal of investments in subsidiaries		(75,958)	(14,144)	(7,006)
Gain on disposal of treasury stocks		(26,976)	—	—

	￦	(97,678)	(8,891)	(1,753)

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014	2015	2016
		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of available-for-sale financial assets	￦	26,149	(6,315)	(8,143)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		51,504	7,253	(18,335)
Remeasurements of defined benefit obligations		60,270	42,913	49,986
Investments in associates		(16,813)	13,648	7,731
Others		(14,295)	(10,840)	573

	￦	106,815	46,659	31,812

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	352,934	11,495	42,913	—	407,342
Cash flow hedge		51,354	(87,620)	7,253	—	(29,013)
Investments in associates or subsidiaries		(5,769,627)	(669,035)	2,808	(14,144)	(6,449,998)
Property, plant and equipment		(5,979,863)	484,077	—	—	(5,495,786)
Finance lease		(197,097)	(75,333)	—	—	(272,430)
Intangible assets		12,309	(2,889)	—	—	9,420
Financial assets at fair value through profit or loss		2,840	(2,844)	—	—	(4)
Available-for-sale financial assets		(41,836)	(1,048)	(6,315)	—	(49,199)
Deferred revenue		230,644	(15,283)	—	—	215,361
Provisions		3,459,775	(87,352)	—	—	3,372,423
Doubtful receivables		1,356	49	—	—	1,405
Other finance liabilities		23,237	(2,192)	—	5,253	26,298
Gains or losses on foreign exchange translation		53,794	74,920	—	—	128,714
Allowance for doubtful accounts		15,452	3,524	—	—	18,976
Accrued income		(3,245)	(7,986)	—	—	(11,231)
Special deduction for property, plant and equipment		(194,674)	327	—	—	(194,347)
Impairment of non-current assets		86,720	(86,720)	—	—	—
Reserve for research and human development		(35,499)	14,811	—	—	(20,688)
Others		460,019	116,566	—	—	576,585

		(7,471,407)	(332,533)	46,659	(8,891)	(7,766,172)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	(2,176,178)	—	—	(3)
Tax credit		98,286	(71,171)	—	—	27,115

		2,274,461	(2,247,349)	—	—	27,112

	￦	(5,196,946)	(2,579,882)	46,659	(8,891)	(7,739,060)

		2016
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	407,342	36,003	49,986	—	493,331
Cash flow hedge		(29,013)	(6,235)	(18,335)	—	(53,583)
Investments in associates or subsidiaries		(6,449,998)	(717,072)	7,731	(7,006)	(7,166,345)
Property, plant and equipment		(5,495,786)	(31,532)	—	—	(5,527,318)
Finance lease		(272,430)	(73,001)	—	—	(345,431)
Intangible assets		9,420	(433)	—	—	8,987
Financial assets at fair value through profit or loss		(4)	(58)	—	—	(62)
Available-for-sale financial assets		(49,199)	(11,005)	(8,143)	—	(68,347)
Deferred revenue		215,361	(1,502)	—	—	213,859
Provisions		3,372,423	210,948	—	—	3,583,371
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(1,302)	—	5,253	30,249
Gains or losses on foreign exchange translation		128,714	10,224	—	—	138,938
Allowance for doubtful accounts		18,976	(1,724)	—	—	17,252
Accrued income		(11,231)	5,864	—	—	(5,367)
Special deduction for property, plant and equipment		(194,347)	38	—	—	(194,309)
Reserve for research and human development		(20,688)	7,805	—	—	(12,883)
Others		576,585	118,712	573	—	695,870

		(7,766,172)	(452,979)	31,812	(1,753)	(8,189,092)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	8,588	—	—	35,703

		27,112	8,591	—	—	35,703

	￦	(7,739,060)	(444,388)	31,812	(1,753)	(8,153,389)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Deferred income tax assets	￦	623,623	795,131
Deferred income tax liabilities		(8,362,683)	(8,948,520)

	￦	(7,739,060)	(8,153,389)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Deductible temporary differences	￦	441,704	426,718

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Land(*1)	￦	2,907	2,907
Building(*1)		20,366	20,366
Investments in associates(*2, 3)		56,374	42,569

	￦	79,647	65,842

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.

(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.

(*3)	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, reclassified its investments in Yeongwol Energy Station Co., Ltd. to assets held-for-sale according to the shareholders’ agreement. The reclassified amount is determined as using the lower amount of either the book value or net fair value.

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2014, 2015 and 2016 are as follows:

		2014
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	20,150,934	20,150,934
Salaries		556,808	2,633,641	3,190,449
Retirement benefit expense		12,418	147,843	160,261
Welfare and benefit expense		89,804	313,483	403,287
Insurance expense		10,619	65,322	75,941
Depreciation		69,182	7,720,386	7,789,568
Amortization of intangible assets		40,260	36,153	76,413
Bad debt expense		39,018	—	39,018
Commission		550,335	355,263	905,598
Advertising expense		27,236	7,414	34,650
Training expense		5,664	9,387	15,051
Vehicle maintenance expense		12,015	9,297	21,312
Publishing expense		3,109	3,917	7,026
Business development expense		3,053	3,960	7,013
Rent expense		34,914	98,321	133,235
Telecommunication expense		21,586	70,140	91,726
Transportation expense		1,907	3,638	5,545
Taxes and dues		42,894	250,722	293,616
Expendable supplies expense		6,009	26,279	32,288
Water, light and heating expense		9,758	26,910	36,668
Repairs and maintenance expense		40,397	1,388,975	1,429,372
Ordinary development expense		154,244	391,491	545,735
Travel expense		13,025	46,792	59,817
Clothing expense		7,577	5,039	12,616
Survey and analysis expense		526	2,391	2,917
Membership fee		798	6,047	6,845
Power purchase		—	12,601,686	12,601,686
Others		171,210	3,387,521	3,558,731

	￦	1,924,366	49,762,952	51,687,318

		2015
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	14,626,933	14,626,933
Salaries		655,432	2,962,476	3,617,908
Retirement benefit expense		61,903	320,700	382,603
Welfare and benefit expense		119,866	426,186	546,052
Insurance expense		10,636	83,910	94,546
Depreciation		102,867	8,158,884	8,261,751
Amortization of intangible assets		40,465	31,801	72,266
Bad debt expense		290	—	290
Commission		562,171	353,703	915,874
Advertising expense		30,085	8,498	38,583
Training expense		4,988	11,186	16,174
Vehicle maintenance expense		10,529	8,323	18,852
Publishing expense		3,124	3,981	7,105
Business development expense		3,338	4,312	7,650
Rent expense		44,905	142,054	186,959
Telecommunication expense		22,678	73,180	95,858
Transportation expense		753	5,336	6,089
Taxes and dues		55,970	397,161	453,131
Expendable supplies expense		7,272	29,874	37,146
Water, light and heating expense		9,558	26,870	36,428
Repairs and maintenance expense		74,330	1,771,760	1,846,090
Ordinary development expense		178,472	432,748	611,220
Travel expense		14,388	52,910	67,298
Clothing expense		5,751	4,135	9,886
Survey and analysis expense		590	3,071	3,661
Membership fee		1,040	6,401	7,441
Power purchase		—	11,428,027	11,428,027
Others		131,860	4,083,309	4,215,169

	￦	2,153,261	45,457,729	47,610,990

		2016
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	13,470,586	13,470,586
Salaries		734,930	3,425,712	4,160,642
Retirement benefit expense		72,812	374,826	447,638
Welfare and benefit expense		162,243	507,691	669,934
Insurance expense		11,513	79,987	91,500
Depreciation		169,431	8,704,525	8,873,956
Amortization of intangible assets		35,171	44,544	79,715
Bad debt expense		38,719	—	38,719
Commission		605,879	423,179	1,029,058
Advertising expense		34,658	9,693	44,351
Training expense		6,314	13,347	19,661
Vehicle maintenance expense		10,390	7,016	17,406
Publishing expense		3,643	4,615	8,258
Business development expense		3,477	4,836	8,313
Rent expense		40,020	133,670	173,690
Telecommunication expense		25,448	75,925	101,373
Transportation expense		596	5,153	5,749
Taxes and dues		46,531	464,962	511,493
Expendable supplies expense		6,834	34,668	41,502
Water, light and heating expense		9,720	25,820	35,540
Repairs and maintenance expense		75,122	1,896,656	1,971,778
Ordinary development expense		188,063	517,441	705,504
Travel expense		16,115	63,611	79,726
Clothing expense		8,273	5,363	13,636
Survey and analysis expense		666	3,209	3,875
Membership fee		1,132	8,714	9,846
Power purchase		—	10,755,739	10,755,739
Others		331,532	4,488,065	4,819,597

	￦	2,639,232	45,549,553	48,188,785

44.	Earnings Per Share

(1)	Basic earnings per share for the years ended December 31, 2014, 2015 and 2016 are as follows:

Type		2014	2015	2016
		In won
Basic earnings per share	￦	4,290	20,701	10,980

(2)	Diluted earnings per share for the years ended December 31, 2014, 2015 and 2016 are as follows:

Type		2014	2015	2016
		In won
Diluted earnings per share	￦	4,290	20,701	10,980

(3)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2014, 2015 and 2016 are as follows:

Type		2014	2015	2016
		In millions of won except number of shares
Controlling interest in net profit	￦	2,686,873	13,289,127	7,048,581
Profit used in the calculation of total basic earnings per share		2,686,873	13,289,127	7,048,581
Weighted average number of common shares		626,353,314	641,964,077	641,964,077

(4)	Diluted earnings per share

Diluted earnings per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings per share for the years ended December 31, 2014, 2015 and 2016 are as follows:

Type		2014	2015	2016
		In millions of won
Profit used in the calculation of total diluted earnings per share	￦	2,686,873	13,289,127	7,048,581

Weighted average common shares used in calculating diluted earnings per share are adjusted from weighted average common shares used in calculating basic earnings per share. Detailed information of the adjustment for the years ended December 31, 2014, 2015 and 2016 are as follows:

Type	2014	2015	2016
	In number of shares
Weighted average number of common shares	626,353,314	641,964,077	641,964,077
Diluted weighted average number of shares	626,353,314	641,964,077	641,964,077

(5)	There are no potential dilutive instruments and diluted earnings per share are same as basic earnings per share for the years ended December 31, 2014, 2015 and 2016.

45.	Risk Management

(1)	Capital risk management
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

Details of the Company’s capital management accounts as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Total borrowings and debt securities	￦	58,753,499	53,639,205
Cash and cash equivalents		3,783,065	3,051,353

Net borrowings and debt securities		54,970,434	50,587,852

Total shareholder’s equity		67,942,475	73,050,545

Debt to equity ratio		80.91%	69.25%

(2)	Financial risk management

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2015 and 2016 are as follows:

		2015	2016
		In millions of won
Cash and cash equivalents	￦	3,783,065	3,051,353
Derivative assets (trading)		255,008	367,477
Available-for-sale financial assets		584,479	1,014,732
Held-to-maturity investments		3,623	3,244
Loans and receivables		735,057	834,207
Long-term/short-term financial instruments		5,890,866	2,695,926
Derivative assets (using hedge accounting)		362,142	413,897
Trade and other receivables		9,271,967	9,692,391
Financial guarantee contracts(*)		271,010	1,396,152

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

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

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2015 and 2016 are as follows:

			2015		2016
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
	In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	293,205	(271,758)	344,874	(304,685)
Discount rate	Increase (decrease) in defined benefit obligation		(267,648)	315,870	(305,031)	371,689

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2015 and 2016 are ￦7,265 million and ￦9,096 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2015 and 2016 are as follows:

Type	Accounts	2015	2016
PCBs	Inflation rate	2.65%	1.29%
	Discount rate	3.21%	2.77%
Nuclear plants	Inflation rate	1.40%	1.40%
	Discount rate	3.55%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2015 and 2016 are as follows:

			2015		2016
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
	In millions of won
Discount rate	PCBs	￦	(875)	881	(817)	822
	Nuclear plants		(201,318)	206,720	(209,277)	215,139
	Spent fuel		(52,390)	54,425	(52,353)	54,387
Inflation rate	PCBs		885	(881)	834	(830)
	Nuclear plants		220,720	(215,086)	240,115	(233,553)
	Spent fuel		55,212	(53,219)	55,173	(53,182)

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2015 and 2016 are as follows:

	Assets		Liabilities
Type	2015	2016	2015	2016
	In thousands of foreign currencies
AED	1,481	7,479	1,705	1,534
AUD	158	187	595,284	632,613
BDT	43,332	49,110	889	833
BWP	301	4,296	—	3,222
CAD	—	—	858	—
CHF	—	—	400,029	400,308
CNY	—	—	26,140	—
EUR	6,141	17,585	33,552	14,111
GBP	—	3	99	110
IDR	—	52,568	—	—
INR	972,175	1,059,092	206,159	161,631
JOD	2,972	1,746	—	5
JPY	1,425,163	520,746	20,325,211	20,442,504
KZT	47,177	12,157	—	—
MGA	2,768,360	3,408,579	151,729	150,430
MXN	7,704	—	—	—
PHP	489,309	415,818	77,337	136,700
PKR	211,212	274,090	12,928	5,051
SAR	1,083	1,149	—	—
TWD	—	—	30	—
USD	1,260,094	1,319,524	9,331,854	9,445,567
UYU	—	1,307	—	586
ZAR	238	386	—	75

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2015 and 2016 are as follows:

		2015		2016
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won
Increase (decrease) of income before income tax	￦	(1,063,285)	1,063,285	(1,101,372)	1,101,372
Increase (decrease) of shareholder’s equity(*)		(1,063,285)	1,063,285	(1,101,372)	1,101,372

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2015 and 2016.

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

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2015 and 2016 are as follows:

Type		2015	2016
		In millions of won
Short-term borrowings	￦	41,608	289,322
Long-term borrowings		1,977,745	1,459,969
Debt securities		2,082,000	1,518,500

	￦	4,101,353	3,267,791

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2015 and 2016 are as follows:

		2015		2016
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(41,014)	41,014	(32,678)	32,678
Increase (decrease) of shareholder’s equity(*)		(41,014)	41,014	(32,678)	32,678

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2015 and 2016 are as follows:

		2015		2016
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	532,295	(532,295)	543,045	(543,045)
Increase (decrease) of shareholder’s equity(*)		532,295	(532,295)	543,045	(543,045)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

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

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2015 and 2016. This table, based on the undiscounted cash flows of the non-derivative financial liabilities, has been completed based on the respective liabilities’ earliest maturity date.

		2015
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	9,862,441	11,252,946	23,642,523	28,566,566	73,324,476
Finance lease liabilities		182,072	175,512	349,953	206,323	913,860
Trade and other payables		4,618,812	314,361	617,120	2,244,445	7,794,738
Financial guarantee contracts(*)		168,885	62,116	40,009	—	271,010

	￦	14,832,210	11,804,935	24,649,605	31,017,334	82,304,084

		2016
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,613,185	9,786,209	19,353,498	24,461,835	64,214,727
Finance lease liabilities		175,512	174,534	229,495	152,247	731,788
Trade and other payables		5,464,234	307,222	660,426	2,170,525	8,602,407
Financial guarantee contracts(*)		249,200	40,617	865,842	240,493	1,396,152

	￦	16,502,131	10,308,582	21,109,261	27,025,100	74,945,074

(*)	This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2015 and 2016 are ￦4,288 million and ￦29,665 million, respectively.

The expected maturities for non-derivative financial assets as of December 31, 2015 and 2016 in detail are as follows:

		2015
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	3,783,065	—	—	—	3,783,065
Available-for-sale financial assets		—	—	—	584,479	584,479
Held-to-maturity investments		381	3,242	—	—	3,623
Loans and receivables		106,013	268,820	397,976	11,330	784,139
Long-term/short-term financial instruments		5,132,829	5,000	752,703	334	5,890,866
Trade and other receivables		7,476,745	765,979	958,968	79,202	9,280,894

	￦	16,499,033	1,043,041	2,109,647	675,345	20,327,066

		2016
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	3,051,353	—	—	—	3,051,353
Available-for-sale financial assets		—	—	—	1,014,732	1,014,732
Held-to-maturity investments		114	3,126	4	—	3,244
Loans and receivables		198,133	233,564	439,666	5,591	876,954
Long-term/short-term financial instruments		2,281,460	200,001	214,122	343	2,695,926
Trade and other receivables		7,790,953	915,679	919,901	74,199	9,700,732

	￦	13,322,013	1,352,370	1,573,693	1,094,865	17,342,941

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2015 and 2016 are as follows:

		2015
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Gross settlement
—Trading	￦	(9,552)	(4,627)	(47,971)	—	(62,150)
—Hedging		1,260	2,032	(44,233)	(62,534)	(103,475)

	￦	(8,292)	(2,595)	(92,204)	(62,534)	(165,625)

		2016
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Gross settlement
—Trading	￦	(3,081)	(24,044)	—	(2,799)	(29,924)
—Hedging		(2,645)	(2,645)	(56,484)	(56,575)	(118,349)

	￦	(5,726)	(26,689)	(56,484)	(59,374)	(148,273)

(3)	Fair value risk

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2015 and 2016 are as follows:

		2015		2016
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Available-for-sale financial assets(*1)	￦	584,479	584,479	1,014,732	1,014,732
Derivative assets (trading)		255,008	255,008	367,477	367,477
Derivative assets (using hedge accounting)		362,142	362,142	413,897	413,897
Long-term financial instruments		758,037	758,037	414,466	414,466
Short-term financial instruments		5,132,829	5,132,829	2,281,460	2,281,460

		7,092,495	7,092,495	4,492,032	4,492,032

Assets carried at amortized cost
Held-to-maturity investments		3,623	3,623	3,244	3,244
Loans and receivables		735,057	735,057	834,207	834,207
Trade and other receivables		9,271,967	9,271,967	9,692,391	9,692,391
Cash and cash equivalents		3,783,065	3,783,065	3,051,353	3,051,353

		13,793,712	13,793,712	13,581,195	13,581,195

Liabilities recognized at fair value
Derivative liabilities (trading)		49,011	49,011	21,529	21,529
Derivative liabilities (using hedge accounting)		117,499	117,499	117,157	117,157

		166,510	166,510	138,686	138,686

Liabilities carried at amortized cost
Secured borrowings		641,363	641,363	744,565	744,565
Unsecured bond		55,677,213	59,619,941	50,749,793	54,455,659
Finance lease liabilities		659,394	659,394	541,179	541,179
Unsecured borrowings		2,407,690	2,427,847	2,089,885	2,099,574
Trade and other payables(*2)		7,794,738	7,794,738	8,602,407	8,602,407
Bank overdraft		27,233	27,233	54,962	54,962

	￦	67,207,631	71,170,516	62,782,791	66,498,346

(*1)	Book values of equity securities held by the Company that were measured at cost as of December 31, 2015 and 2016 are ￦207,508 million and ￦138,557 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	Excludes finance lease liabilities.

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2015 and 2016 are as follows:

Type	2015	2016
Derivatives	0.28% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.15% ~ 5.80%	0.02% ~ 4.38%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

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

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2015 and 2016 are as follows:

		2015
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	196,579	—	180,390	376,969
Derivative assets		—	617,150	—	617,150

		196,579	617,150	180,390	994,119

Financial liabilities at fair value
Derivative liabilities		—	166,510	—	166,510

		2016
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	268,171	437,015	269,461	974,647
Derivative assets		—	770,851	10,523	781,374

		268,171	1,207,866	279,984	1,756,021

Financial liabilities at fair value
Derivative liabilities		—	138,686	—	138,686

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

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2015 and 2016 are as follows:

		2015
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	168,627	—	—	11,763	—	—	180,390

		2016
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	180,390	—	98,472	(9,401)	—	—	269,461

46.	Service Concession Arrangements

(1)	Gas Complex Thermal Power Plant at Ilijan, Philippines (BOT)

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2016 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	126,233
1 ~ 2 years		126,233
2 ~ 3 years		126,233
Over 3 years		305,062

	￦	683,761

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed

O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2016 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	9,210
1 ~ 2 years		30,739
2 ~ 3 years		30,051
Over 3 years		683,233

	￦	753,233

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of December 31, 2016 were ￦113,362 million and ￦7,133 million, respectively. There are no amount due from customers and advance receipts in progress.

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2016 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (87 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOMIPO Global Pte Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia

Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Global One Carbon Private Equity Investment Trust 2., Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust

Associates (57 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., KS Solar Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.), Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co.,Ltd

Joint ventures (41 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.), Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2014, 2015 and 2016 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2014	2015	2016
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	1,320	1,055	—
Dongducheon Dream Power Co., Ltd.	Electricity sales		12,446	14,811	15,221
Korea Gas Corporation	Electricity sales		82,117	90,480	89,030
Gumi-ochang Photovoltaic Power Co., Ltd.	Electricity sales		14	—	—
Chungbuk Photovoltaic Power Co., Ltd	Electricity sales		6	—	—
Cheonan Photovoltaic Power Co., Ltd.	Electricity sales		2	—	—
Jeongam Wind Power Co., Ltd.	Electricity sales		8	8	6
Korea Power Engineering Service Co., Ltd.	Service		1,239	1,743	1,455
Golden Route J Solar Power Co., Ltd.	Electricity sales		1	—	—
Yeongwol Energy Station Co., Ltd.	Service		3,676	814	858
KOSCON Photovoltaic Co., Ltd.	Electricity sales		5	—	—
Yeonan Photovoltaic Co., Ltd.	Electricity sales		4	—	—
Q1 Solar Co., Ltd.	Electricity sales		13	—	—
Best Solar Energy Co., Ltd.	Electricity sales		16	—	—
Seokcheon Solar Power Co., Ltd.	Electricity sales		54	—	—
D Solar Energy Co., Ltd.	Electricity sales		8	—	—
KS Solar Co., Ltd.	Electricity sales		15	21	20
Hyundai Asan Solar Power Co., Ltd.	Electricity sales		8	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental income and others		1	1	2
Jeonnam Solar Co., Ltd.	Electricity sales		16	—	—

			Sales and others
Company name	Transaction type		2014	2015	2016
			In millions of won
Korea Electric Power Industrial Development Co., Ltd.	Service	￦	15,852	12,361	10,723
DS POWER Co., Ltd.	Service		152,025	106,183	35,133
Goseong Green Energy Co., Ltd.	Electricity sales		4,004	9,306	9,195
Gangneung Eco Power Co., Ltd.	Service		6,446	9,761	5,223
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		174	11,344	3,579
Naepo Green Energy Co., Ltd.	Electricity sales		8	66	104
Noeul Green Energy Co., Ltd.	Electricity sales		—	45	177
Samcheok Eco Materials Co., Ltd.	Electricity sales		—	—	64
YTN Co., Ltd.	Electricity sales		7,446	1,753	1,785
Busan Green Energy Co., Ltd.	Service		—	1	133
Jungbu Bio Energy Co., Ltd.	Electricity sales		—	—	6
Korea Electric Vehicle Charge Service	Electricity sales		—	2	89
Ulleungdo Natural Energy Co., Ltd.	Service		—	229	691
Tamra Offshore Wind Power Co., Ltd.,	Electricity sales		—	—	12
Cheongna Energy Co., Ltd.	Service		14,153	21,081	6,831
Gangwon Wind Power Co., Ltd.	Electricity sales		2,152	1,046	1,273
Hyundai Green Power Co., Ltd.	Electricity sales and design service		14,943	15,401	14,835
Korea Power Exchange	Service		16,300	4,272	7,141
Hyundai Energy Co., Ltd.	Service		58,566	25,402	24,719
Taebaek Wind Power Co., Ltd.	Service		1,653	872	796
Pyeongchang Wind Power Co., Ltd.	Design service		120	72	497
Daeryun Power Co., Ltd.	Electricity sales		1,611	1,731	1,516
Changjuk Wind Power Co., Ltd.	Electricity sales		1,848	754	863
KNH Solar Co., Ltd.	Electricity sales		17	17	17
S-Power Co., Ltd.	Service and electricity sales		7,564	7,278	5,994
Busan Solar Co., Ltd.	Electricity sales		17	16	8
Green Biomass Co., Ltd.	Electricity sales		—	51	2
SPC Power Corporation	Dividend income		—	1,433	8,346
PT. Bayan Resources TBK	Service		—	164	160
Gemeng International Energy Co., Ltd.	Dividend income		6,905	37,163	16,476
Dolphin Property Limited	Dividend income		—	—	35
E-POWER S.A.	Dividend income		1,456	—	—
Nepal Water & Energy Development Company Private Limited	Service		—	—	375
Pioneer Gas Power Limited	Service		214	274	164
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		1,333	584	773

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		—	—	768
KEPCO SPC Power Corporation	Service		17,243	29,572	10,344
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		—	1	1
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Commission		1,129	1,315	1,176
Dangjin Eco Power Co., Ltd.	Technical fee		352	334	1,787
Honam Wind Power Co., Ltd.	Electricity sales		73	65	169
Seokmun Energy Co., Ltd.	Technical fee		1,910	2,395	1,627
Incheon New Power Co., Ltd.	Construction revenue		6,637	388	524
KW Nuclear Components Co., Ltd.	Service		2,307	1,948	3,327
Chun-cheon Energy Co., Ltd.	Technical fee		—	2,201	3,079

			Sales and others
Company name	Transaction type		2014	2015	2016
			In millions of won
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales	￦	—	927	1,591
KEPCO-Uhde Inc.	Service		—	—	6
GS Donghae Electric Power Co., Ltd.	Electricity sales		4,053	5,614	12,994
Busan Shinho Solar Power Co., Ltd.	Electricity sales		24	24	210
Yeongam Wind Power Co., Ltd.	Electricity sales		47	—	—
Global Trade Of Power System Co., Ltd.	Electricity sales		39	—	—
Datang Chifeng Renewable Power Co., Ltd.	Interest income		10,849	9,702	8,216
Rabigh Electricity Company	Interest income		38,954	565	699
Rabigh Operation & Maintenance Company	Service		2,822	1,780	2,395
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income		740	—	—
Shuweihat Asia Power Investment B.V.	Dividend income		—	—	2,957
Shuweihat Asia Operation & Maintenance Company	Service		869	1,006	1,179
ASM-BG Investicii AD	Service		—	—	322
Jamaica Public Service Company Limited	Service		2,865	3,077	1,905
KV Holdings, Inc.	Dividend income		—	—	302
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Dividend income		788	—	440
Amman Asia Electric Power Company	Service		26,838	48,968	21,915
Kelar S.A	Service		2,041	6,229	1,702
Barakah One Company	Service		—	—	25,244

<Others>
Korea Development Bank	Electricity sales		1,141	4,039	3,102
	Interest income		—	2,402	3,164

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2014	2015	2016
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity purchase	￦	—	318,221	—
Korea Gas Corporation	Purchase of power generation fuel		10,134,526	4,598,763	3,633,198
Dongducheon Dream Power Co., Ltd.	Electricity purchase		—	1,003,346	946,463
Gumi-ochang Photovoltaic Power Co., Ltd.	REC purchase		1,789	—	—
Chungbuk Photovoltaic Power Co., Ltd.	REC purchase		575	—	—
Cheonan Photovoltaic Power Co., Ltd.	REC purchase		435	—	—
Daegu Photovoltaic Co., Ltd.	REC purchase		3,552	3,978	3,243
Korea Power Engineering Service Co., Ltd.	Service		2,320	3,241	723
Golden Route J Solar Power Co., Ltd.	REC purchase		518	—	—
Yeongwol Energy Station Co., Ltd.	REC purchase		8,640	16,408	14,875
KOSCON Photovoltaic Co., Ltd.	REC purchase		243	—	—
Yeonan Photovoltaic Co., Ltd.	REC purchase		635	—	—
Q1 Solar Co., Ltd.	REC purchase		2,501	—	—
Best Solar Energy Co., Ltd.	REC purchase		4,882	—	—
Seokcheon Solar Power Co., Ltd.	REC purchase		1,193	—	—
D Solar Energy Co., Ltd.	REC purchase		1,163	—	—
Daeryun Power Co., Ltd.	Electricity purchase		—	274,379	244,023
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		—	—	60
KS Solar Co., Ltd.	REC purchase		3,496	6,211	4,080
Hyundai Asan Solar Power Co., Ltd.	REC purchase		606	—	—

			Purchase and others
Company name	Transaction type		2014	2015	2016
			In millions of won
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others	￦	119	479	410
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		240,416	273,057	250,057
YTN Co., Ltd.	Advertisement fee		410	440	554
Cheongna Energy Co., Ltd.	Service		—	—	73
Gangwon Wind Power Co., Ltd.	Electricity purchase		28,836	21,946	22,780
Hyundai Green Power Co., Ltd.	Electricity purchase		477,642	486,443	469,547
Korea Power Exchange	Trading Fees		74,861	79,283	91,433
Hyundai Energy Co., Ltd.	Electricity purchase		2,961	1,684	1,313
Taebaek Wind Power Co., Ltd.	REC purchase		10,362	6,626	5,741
Pyeongchang Wind Power Co., Ltd.	Service		—	—	1,594
Changjuk Wind Power Co., Ltd.	Electricity purchase		15,549	6,472	5,786
KNH Solar Co., Ltd.	Electricity purchase		4,914	4,598	4,006
S-Power Co., Ltd.	Service		105,107	614,658	437,206
Busan Solar Co., Ltd.	Electricity purchase		4,910	4,055	1,079
Green Biomass Co., Ltd.	Woodchip purchase		1,690	3,782	2,232

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		—	—	263,797
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Service		383	47,130	140,555
Honam Wind Power Co., Ltd.	Electricity purchase		5,304	5,944	6,776
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		—	4,974	11,208
GS Donghae Electric Power Co., Ltd.	Service		—	—	903
Busan Shinho Solar Power Co., Ltd.	REC purchase		8,115	7,565	6,770
Yeongam Wind Power Co., Ltd.	REC purchase		7,080	—	—
Global Trade Of Power System Co., Ltd.	Service		79	192	882
Expressway Solar-light Power Co., Ltd.	Electricity purchase		3,205	3,451	2,942
Jamaica Public Service Company Limited	Service		96	106	127
Amman Asia Electric Power Company	Service		—	125	—

<Others>
Korea Development Bank	Interest expense		60,631	21,719	8,231
	Dividend paid		17,294	96,087	654,829

(4)	Receivables and payables arising from related party transactions as of December 31, 2015 and 2016 are as follows:

			Receivables		Payables
Company name	Type		2015	2016	2015	2016
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	￦	1,206	1,073	—	—
	Trade payables		—	—	100,396	93,493
Korea Gas Corporation	Trade receivables		7,931	8,739	—	—
	Non-trade receivables and others		255	78	—	—
	Trade payables		—	—	302,752	399,563
	Non-trade payables and others		—	—	—	9,090
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	—	56
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	1	4

			Receivables		Payables
Company name	Type		2015	2016	2015	2016
			In millions of won
Yeongwol Energy Station Co., Ltd.	Trade receivables	￦	7,063	7,064	—	—
	Trade payables		—	—	229	229
KS Solar Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	68	53
	Non-trade payables and others		—	—	281	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		469	362	—	—
	Non-trade receivables and others		27	47	—	—
	Non-trade payables and others		—	—	27,569	18,628
DS Power Co., Ltd.	Trade receivables		260	1,775	—	—
	Non-trade payables and others		—	—	135	—
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		1,701	2,137	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		272	215	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		9	14	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		—	18	—	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		—	21	—	—
YTN Co., Ltd.	Trade receivables		93	165	—	—
	Non-trade payables and others		—	—	154	132
Busan Green Energy Co., Ltd.	Trade receivables		—	9	—	—
Korea Electric Vehicle Charge Service	Trade receivables		—	12	—	—
Ulleungdo Natural Energy Co., Ltd.	Non-trade receivables and others		—	111	—	—
Cheongna Energy Co., Ltd.	Trade receivables		157	165	—	—
	Non-trade receivables and others		375	—	—	—
	Non-trade payables and others		—	—	—	82
Gangwon Wind Power Co., Ltd.	Trade receivables		12	8	—	—
	Trade payables		—	—	1,753	2,031
Hyundai Green Power Co., Ltd.	Trade receivables		962	569	—	—
	Trade payables		—	—	36,079	31,507
Korea Power Exchange	Trade receivables		1,452	1,066	—	—
	Non-trade receivables and others		112	53	—	—
	Trade payables		—	—	3,529	—
	Non-trade payables and others		—	—	1,529	1,235
Hyundai Energy Co., Ltd.	Trade receivables		44,510	72	—	—
	Non-trade receivables and others		—	68,798	—	—
	Trade payables		—	—	178	86
	Non-trade payables and others		—	—	8,030	—
Ecollite Co., Ltd.	Non-trade receivables and others		210	210	—	—

			Receivables		Payables
Company name	Type		2015	2016	2015	2016
			In millions of won
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others	￦	147	112	—	—
	Trade payables		—	—	349	386
	Non-trade payables and others		—	—	—	304
Pyeongchang Wind Power Co., Ltd.	Trade receivables		—	4	—	—
	Non-trade receivables and others		170	—	—	—
	Non-trade payables and others		—	—	—	255
Daeryun Power Co., Ltd.	Trade receivables		117	140	—	—
	Trade payables		—	—	27,374	21,646
Changjuk Wind Power Co., Ltd.	Non-trade receivables and others		153	100	—	—
	Trade payables		—	—	—	358
	Non-trade payables and others		—	—	330	334
KNH Solar Co., Ltd.	Trade receivables		2	1	—	—
	Non-trade payables and others		—	—	—	204
S-Power Co., Ltd.	Trade receivables		121	142	—	—
	Non-trade receivables and others		—	393	—	—
	Trade payables		—	—	54,141	51,844
Green Biomass Co., Ltd.	Non-trade receivables and others		109	—	—	—
	Non-trade payables and others		—	—	152	113
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		—	889	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		26	82	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		—	58	—	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		95	52	—	—
	Non-trade receivables and others		—	1	—	—
	Trade payables		—	—	22,200	27,400
KEPCO SPC Power Corporation	Non-trade receivables and others		252	2,349	—	—
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Non-trade receivables and others		251	235	—	—
	Non-trade payables and others		—	—	61	11,992
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		300	833	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	342	424
	Non-trade payables and others		—	—	2,124	3,082
Seokmun Energy Co., Ltd.	Trade receivables		—	114	—	—
	Non-trade receivables and others		2,086	160	—	—
Incheon New Power Co., Ltd.	Trade receivables		128	128	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		112	255	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		7	6	—	—
	Non-trade receivables and others		136	145	—	—
	Trade payables		—	—	627	761
	Non-trade payables and others		—	—	2,000	1,362

			Receivables		Payables
Company name	Type		2015	2016	2015	2016
			In millions of won
KEPCO-Uhde Inc.	Non-trade payables and others	￦	—	—	—	4
GS Donghae Electric Power Co., Ltd.	Trade receivables		970	775	—	—
	Non-trade receivables and others		1,216	1,497	—	—
	Non-trade payables and others		—	—	—	993
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	3	—	—
	Trade payables		—	—	272	129
	Non-trade payables and others		—	—	970	670
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		368	210	—	—
Rabigh Operation & Maintenance Company	Trade receivables		—	2,275	—	—
	Non-trade receivables and others		1,780	—	—	—
ASM-BG Investicii AD	Non-trade receivables and others		—	64	—	—
Jamaica Public Service Company Limited	Trade receivables		1,193	615	—	—
	Non-trade receivables and others		581	—	—	—
Amman Asia Electric Power Company	Trade receivables		739	2,509	—	—

<Others>
Korea Development Bank	Accrued interest income		212	672	—	—
	Non-trade receivables and others		45,623	217,481	—	—
	Non-trade payables and others		—	—	493	408
	Derivatives		3,777	25,306	2,313	3,278

(5)	Loans and others arising from related party transactions as of December 31, 2015 and 2016 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd.,	￦	28,296	129	—	857	29,282
	KNOC Nigerian West Oil Co., Ltd.
	(Allowance for doubtful accounts)		(17,755)	—	—	(436)	(18,191)
Associates	PT. Cirebon Electric Power		40,979	2,976	(17,838)	616	26,733
Associates	PT. Mutiara Jawa		450	—	(450)	—	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		—	13,465	—	557	14,022
Associates	Jungbu Bio Energy Co., Ltd.		—	9,000	—	396	9,396
Associates	Hyundai Energy Co., Ltd.		—	2,465	—	—	2,465
Joint ventures	KEPCO SPC Power Corporation		29,651	—	(2,669)	813	27,795
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		23,775	—	(7,847)	416	16,344
Joint ventures	Jamaica Public Service Company Limited		2,345	—	(2,322)	(23)	—
Joint ventures	Rabigh Electricity Company		45,552	—	(42,594)	(317)	2,641
Joint ventures	KODE NOVUS II LLC		—	1,360	—	3,172	4,532
	(Allowance for doubtful accounts)		—	(4,352)	—	(180)	(4,532)
	Daehan Wind Power PSC		—	683	—	—	683

		￦	154,706	25,726	(73,720)	5,871	112,583

(6)	Borrowings arising from related party transactions as of December 31, 2015 and 2016 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance
			In millions of won
Korea Development	Facility	￦	261,437	33,958	(87,402)	—	207,993
Bank	Others		6,418	—	(755)	—	5,663
	Operating funds		12,000	25,000	—	—	37,000
	Syndicated Loan			6,344	—	(269)	6,075

(7)	Guarantees provided to associates or joint ventures as of December 31, 2016 are as follows:

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD 71,192	SMBC, Export-Import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD 34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company	Performance guarantees and others	USD 1,387	RABEC
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD 10,000	SMBC Ho Chi Minh
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,404,275
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 27,211	KEB Hana Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	USD 43,276
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW 111,134	Kookmin Bank and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD 2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 40	Kookmin Bank

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 2,100	Heungkuk Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 580	KEB Hana Bank and others
		Guarantees for supplemental funding(*1)	KRW 15,370
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 52,700	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	KRW 60,270
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 3,480	Shinhan Bank
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 49,221	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding and others(*1)	KRW 1,296 —	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding and others(*1)	KRW 25,477 —	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 3,801 —	Shinhan Bank and Woori Bank
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 46,226	Shinhan Bank
Korea Southern Power Co., Ltd.	KS Solar Co., Ltd.	Collateralized money invested	KRW 637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 50,700	KEB Hana Bank, SMBC, Mizuho Bank, BTMU, Natixis

		Debt guarantees	USD 132,600	BANCO SANTANDER-CHILE, SMBC, Mizuho Bank

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding and others(*1)	KRW 2,900 —	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding and others(*1)	KRW 3,875 —	Woori Bank and Shinhan Bank
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others(*1)	—	Shinhan Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW 15,000	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding and others(*1)	KRW 87,003 —	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 9,653	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,367	SMBC
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW 7,409	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW 47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others(*1)	KRW 78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested Debt guarantees	KRW 15,595 EUR 4,271	Korea Development Bank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested Debt guarantees	KRW 16,101 EUR 4,175	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others (*1, 2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others(*1)	USD 3,750	Korea Development Bank
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others(*1)	—	Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW 1,400	Meritz Fire & Marine Insurance Co., Ltd.

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW 1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 14,564	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 6,800	Shinhan Bank
		Guarantees for supplemental funding and others(*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)	The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Express Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.

(8)	As of December 31, 2016, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2016 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay(%)	Receive(%)
	In millions of won and thousands of U.S. dollars
Korea Development Bank	2016~2019	￦	105,260	USD 100,000	2.48%	2.38%	￦	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00

(ii)	Interest Rate Swap

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay (%)	Receive (%)
	In millions of won
Korea Development Bank(*)	2014~2029	40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2014, 2015 and 2016 are as follows:

Type		2014	2015	2016
		In millions of won
Salaries	￦	993	1,271	1,463
Employee benefits		44	59	33

	￦	1,037	1,330	1,496

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2014, 2015 and 2016 are as follows:

Transactions		2014	2015	2016
		In millions of won
Transfer from construction-in-progress to other assets	￦	9,465,204	10,491,054	19,971,599
Recognition of asset retirement cost and related provision for decommissioning costs		282,396	699,673	470,941
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		377,697	491,755	283,675

49.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2015 and 2016 are as follows:

		2015		2016
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)	￦	—	—	42,500	42,500
Purchase of GIS (800KV 8000A 50KA) 10CB – SinjungbuS/S		—	—	63,730	63,730
Purchase of GIS (362KV 6300A 63KA) 26CB – SingosungS/S		—	—	36,950	19,897
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		—	—	37,476	27,760
Purchase of GIS (362KV 6300A 63KA) and 1 other 18CB – BukbusanS/S		—	—	34,000	20,766
Purchase of cable (TR CNCE-W/AL,1C,400SQ)		—	—	71,986	50,593
Purchase of cable (TR CNCE-W,600MM2, 13, 2KV)		50,581	50,581	50,581	—
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – ShinjungbuS/S		—	—	37,500	37,500
Purchase of Ground Switch (44-D-A125, 600AX4)		43,624	42,912	43,624	—
Purchase of Concrete Poles (10M, 350KGF)		—	—	129,175	105,905
Purchase of Concrete Poles (10M, 350KGF)		106,037	74,549	106,037	—
Purchase of switch (25.8kV Eco)		—	—	40,226	28,072
Purchase of cable (PVC,1C,2000SQ)		—	—	50,256	50,256
Construction of New Kori units (#3,4)		6,856,150	214,678	6,856,150	—
Construction of New Kori units (#5,6)		8,625,387	7,899,368	8,625,387	7,286,503
Construction of New Hanwool units (#1,2)		7,982,343	2,578,707	7,982,342	1,157,700
Construction of New Hanwool units (#3,4)		8,261,817	8,238,651	8,261,818	8,170,896

		2015		2016
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Construction of Yeosu Thermal Power units (#1)	￦	489,440	30,853	174,291	1,139
Other 31 contracts		199,846	140,563	430,204	222,555
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	328,210	360,500	300,663
Construction of Seoul Combined units (#1,2)		227,000	182,630	225,205	129,589
Electricity construction of New Boryeong units (#1,2)		245,357	36,893	354,740	26,878
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		118,058	8,775	121,093	2,023
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		146,353	25,266	146,353	3,543
Service of designing New Boryeong units (#1,2)		126,038	32,910	126,038	24,333
Purchase of main machine for construction of New Boryeong units (#1,2)		851,132	137,744	851,132	10,746
Construction of New Boryeong units (#1,2)		246,964	10,859	288,438	17,828
Purchase of factory process piping of New Boryeong units (#1,2)		37,294	11	37,294	—
Purchase of processing plant of New Boryeong units (#1,2)		33,269	9,116	34,490	—
Construction of port facilities for New Boryeong units (#1,2)		78,166	—	78,166	—
Purchase of generator for Wonju RDF combined & heat power plant		52,877	—	52,877	—
Purchase of main machine for Heang Bok Do Si combined & heat power plant		337,283	—	337,283	—
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		146,634	9,943	192,945	38,218
Purchase of furnace for construction of Taean units (#9,10)		546,637	66,271	584,148	46,059
Service of designing Taean units (#9,10)		107,516	26,437	109,700	18,981
Purchase of desulfurization machine for construction of Taean units (#9,10)		91,592	6,175	92,086	1,017
Purchase of turbine generator for construction of Taean units (#9,10)		426,139	103,146	228,794	6,788
Purchase of gas plant machine for construction of Taean IGCC units		457,423	4,541	457,991	—
Purchase of combined generating machine for construction of Taean IGCC units		204,514	25,808	208,972	2,102
Purchase of oxygen plant for construction of Taean IGCC units		97,804	4,252	98,979	221
Service of designing Taean IGCC plant units		44,374	5,520	44,802	3,342
Construction of Samcheok units (#1,2)		384,716	27,018	457,943	15,851
Purchase of furnace for construction of Samcheok units (#1,2)		1,091,303	115,896	1,091,303	51,594
Purchase of coal handling machine for construction of Samcheok units (#1,2)		290,417	23,795	303,273	155
Service of designing Samcheok units (#1,2)		112,949	42,631	114,047	36,510
Service of designing Dangjin units (#9,10)		109,340	16,261	122,426	6,125
Construction of yard for Andong natural gas power plant		40,960	2,528	41,961	2,600
Purchase of main equipment		152,286	138,057	152,286	39,248

(2)	As of December 31, 2016, details of contracts for inventory purchase commitment are as follows:

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

Type	Periods	Contracted amounts
Concentrate	2016 ~ 2030	34,719 Ton U3O8
Transformed	2016 ~ 2022	18,738 Ton U
Enrichment	2016 ~ 2029	34,879 Ton SWU
Molded	2016 ~ 2022	1,852 Ton U

50.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2015 and 2016 are as follows:

	2015			2016
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	750	￦	1,052,301	675	￦	636,433
As the plaintiff	202		580,987	193		489,605

As of December 31, 2016, in addition to the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ￦62,744 million) and KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of KEPCO, as a co-defendant (two cases amounting to ￦201 million).

A national litigation agency filed a lawsuit against NSSC regarding NSSC’s approval to continue operation of Wolsong Unit 1 nuclear power plant and it is ongoing as of December 31, 2016.

The Company is the defendant against a number of claims. The followings are potentially significant claims pertaining to the Company.

①	Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill (formerly, amounted to ￦1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ￦133,426 million in October 2014 and ￦204,040 million in November 2015, respectively, and submitted an application to demand extra contract payments due to the design changes. KHNP has paid ￦217,624 million of the claim amounts in full upon the first ruling in November 2016 and recognized the amount as addition to construction-in-progress accordingly. KHNP has made an appeal against the first ruling and the lawsuit is currently ongoing.

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ￦178,572 million of other provision in relation to the lawsuit.

Except these significant claims, there are seven arbitration cases pertaining to the Company as of December 31, 2016 and the significant arbitration cases are as follows:

①	KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②	Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

③	Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

④	Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

(2)	Guarantees of borrowings provided to other companies as of December 31, 2015 and 2016 are as follows:

①	In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

②	The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided performance guarantee up to USD 2,110 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③	The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 917 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia. Also, in relation to the business, the Company has provided Limited Notice To Proceed 2 (“LNTP 2”) Offshore performance payment guarantee amounting to USD 2,784 thousand to Hyundai Engineering Co. Ltd., Toshiba Corporation and MHPS, and LNTP 2 Onshore performance payment guarantee amounting to USD 380 thousand to Hyundai E&C and Toshiba Asia Pacific Indonesia (TAPI) based on the interest owned by the Company to progress the construction.

④	The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

⑤	The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,684 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

(3)	Credit lines provided by financial institutions as of December 31, 2016 are as follows:

Commitments	Financial institutions	Currency	Limited amount	Exercised amount
		In millions of won and thousands of foreign currencies
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,635,000	54,962
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Shinhan Bank and others	KRW	700,000	—
Limit amount available for card	KEB Hana Bank and others	KRW	46,323	3,102
	Banco de Oro	PHP	5,000	5,000
Loan limit	Kookmin Bank and others	KRW	1,132,282	718,617
	BNP Paribas and others	USD	1,954,150	127,395
Certification of payment on L/C	Shinhan Bank (*)	KRW	19,721	19,721
	Woori Bank and others	USD	881,380	227,315
Certification of performance guarantee on contract	Kookmin Bank and others	EUR	21,291	21,291
	KEB Hana Bank	INR	236,443	185,077
	Seoul Guarantee Insurance and others	KRW	93,781	93,781
	Bank of Kathmandu	NPR	32,633	32,633
	KEB Hana Bank and others	USD	634,223	579,844
Certification of bidding	SMBC and others	USD	18,660	18,660
Advance payment bond, Warranty bond, Retention bond and others	Bank of Kathmandu	NPR	7,176	7,176
	KEB Hana Bank	SAR	95,756	91,097
	HSBC and others	USD	3,615,443	523,114
Others	Export-Import Bank of Korea	EUR	1,400	—
	KEB Hana Bank	INR	157,830	157,830
	KEB Hana Bank	JPY	756,669	756,669
	Nonghyup Bank and others	KRW	277,336	7,257
	KEB Hana Bank	SAR	2,240	—
	KEB Hana Bank and others	USD	1,111,636	561,443
Inclusive credit	Shinhan Bank	INR	47,489	47,489
	KEB Hana Bank	KRW	258,000	143,840
	HSBC and others	USD	302,510	2,510
	KEB Hana Bank	USD	30,000	7,730
		INR		256,582
		BRL		426
Trade finance	BNP Paribas and others	USD	750,000	—

(*)	The Company was provided with a guarantee of ￦198 million from Daewoo Engineering & Construction Co. Ltd. for some of its commitments.

(4)	As of December 31, 2016, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies

Korea East-West Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	15,958	Collateral for borrowings

Korea Midland Power Co.,Ltd.	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings

Korea Southern Power Co., Ltd.	Shinhan Bank and others	Shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	40,000	Collateral for borrowings

Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	38,206	Collateral for borrowings

Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings

Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Collateral for borrowings(*)

Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others Cash and cash equivalents	KRW KRW	110,500 9,051	Collateral for borrowings

Gyeongju Wind Power Co., Ltd.	SK Securities Co., Ltd. and others	Property, plant and equipment and others	KRW	31,962	Collateral for borrowings
		Existing or expected trade receivables	KRW	3,431
		Cash and cash equivalents	KRW	716

KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Bank deposit and insurance claim	KRW	396,120	Collateral for borrowings

Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	188,580	Collateral for borrowings

KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	332,850	Collateral for borrowings

(*)	The Company was provided with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, from the investors as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ￦1,197 million of project loans from Korea Resource Corporation as of December 31, 2016. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦94,886 million as of December 31, 2016, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦459 million and depreciation on the utility plant of ￦6,639 million are recorded to other expenses for the year ended December 31, 2016.

(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2016. The book value of facility is ￦19,820 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ￦3,172 million. The Company has entered into an insurance agreement covering up to ￦7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

51.	Subsequent Events

(1)	Subsequent to December 31, 2016, Korea Western Power Co., Ltd., a subsidiary of the Company, issued non-guaranteed bonds and additional foreign currency short-term borrowings for funding facilities and operations as follows:

Company Name	Type	Issued date	Maturity	Maturity		Amounts
	In millions of won and thousands of foreign currencies
Korea Western Power Co., Ltd.	Short-term borrowings	2017.01.11	2017.07.10	1.62%		USD 13,618
	Corporate bonds #33-1	2017.02.22	2022.02.22	2.04%	￦	70,000
	Corporate bonds #33-2	2017.02.22	2027.02.22	2.34%		130,000

(2)	On January 19, 2017, Marubeni Korea Corporation filed on arbitration against the Company to the Korean Commercial Arbitration Board in relation to the refund of ￦4,050 million paid by Marubeni Korea Corporation to the Company as a penalty payment for the delayed delivery of Pyeongtaek 2 compound main equipment. The Company was notified on February 14, 2017 and is planning to appoint an arbitrator to proceed with arbitration. The management of the Company anticipates that the result of the arbitration will not have a significant impact on the Company’s business or financial position.

(3)	Ordinary wage lawsuit

As of December 31, 2016, a total of eight lawsuits filed at the Busan High Court and others against KHNP in relation to the ordinary wages were ongoing. Two of these lawsuits filed to the Seoul Central District Court were ruled on February 3, 2017 with a partial favor to the plaintiff. The Company believes the ruling did not have any significant impact on the provisions recorded at December 31, 2016.

(4)	Result of Wolsong Unit 1 lawsuit

On February 7, 2017, regarding the lawsuit against NSSC by a group of plaintiffs as disclosed in note 2.(4).(ii), the Seoul Administrative Court ruled to annul the NSSC’s permission for life extension of the operational period of Wolsong Unit 1 nuclear power plant. On February 14, 2017, NSSC appealed against the first judgment. KHNP, a subsidiary of the Company, is continuing to operate Wolsong Unit 1 nuclear power plant based on the judgment of NSSC that the approval of NSSC is valid, and believes that Wolsong Unit 1 nuclear power plant will be operating until 2022. Meanwhile, the Joint Action for a Nuclear-free Society submitted a suspension of execution of permission to operate Wolsong Unit 1 nuclear power plant to the Seoul Administrative Court. On February 14, 2017, KHNP participated in the appeal against a suspension of execution of permission to operate Wolsong Unit 1 nuclear power plant as a third party and a stakeholder.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as last amended on November 11, 2016 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on May 21, 2014 (in English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on August 31, 2016 (in English)

15.3	The Act on the Management of Public Institutions, as amended on March 22, 2016 (in English)

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on September 22, 2016 (in English)

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
**	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2015.

E-1