Form 20-F
period 2017-12-31
KOREA ELECTRIC POWER CORP
filed 2018-04-30
CIK 887225

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

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

6 3⁄4% Debentures due August 1, 2027

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

Item 3.A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income (Loss) Data

	2013		2014		2015		2016		2017		2017
	(in billions of Won and millions of US$, except per share data)(1)
Sales	￦	53,713	￦	57,123	￦	58,582	￦	59,763	￦	59,336	$55,589
Cost of sales		50,596		49,763		45,458		45,550		52,099	48,809
Gross profit		3,117		7,360		13,124		14,213		7,237	6,780
Selling and administrative expenses		1,923		1,924		2,153		2,639		2,763	2,588
Other income		625		666		699		652		689	645
Other gains		129		107		8,611		70		157	147
Operating profit		1,948		6,209		20,281		12,296		5,320	4,984
Finance expense, net		(2,302)		(2,255)		(1,832)		(1,646)		(1,596)	(1,496)
Income (loss) before income taxes		(396)		4,229		18,656		10,513		3,614	3,386
Income tax (expense) benefit		571		(1,430)		(5,239)		(3,365)		(2,173)	(2,036)
Profit for the period		174		2,799		13,416		7,148		1,441	1,350
Other comprehensive income (loss)		186		(358)		34		(2)		(95)	(89)
Total comprehensive income		360		2,441		13,450		7,146		1,346	1,261
Profit attributable to:
Owners of the Company		60		2,687		13,289		7,048		1,299	1,217
Non-controlling interests		114		112		127		100		142	133
Total comprehensive income attributable to:
Owners of the Company		245		2,336		13,308		7,042		1,230	1,152
Non-controlling interests		115		105		142		104		116	109
Earnings per share
Basic(2)		96		4,290		20,701		10,980		2,023	1.90
Earnings per ADS
Basic(2)		48		2,145		10,351		5,490		1,012	0.95
Dividends per share		90		500		3,100		1,980		790	0.74

Consolidated Statements of Financial Position Data

	As of December 31,
	2013		2014		2015		2016		2017		2017
	(in billions of Won and millions of US$, except share and per share data)(1)
Net working capital deficit(3)	￦	(4,945)	￦	(4,780)	￦	(686)	￦	(5,031)	￦	(4,283)	$(4,013)
Property, plant and equipment, net		129,638		135,812		141,361		145,743		150,882	141,355
Total assets		155,527		163,708		175,257		177,837		181,789	170,310
Total shareholders’ equity		51,451		54,825		67,942		73,051		72,965	68,358
Equity attributable to owners of the Company		50,260		53,601		66,634		71,724		71,682	67,156
Non-controlling interests		1,191		1,224		1,308		1,327		1,283	1,202
Share capital		3,210		3,210		3,210		3,210		3210	3,007
Number of common shares as adjusted to reflect any changes in capital stock		641,964,077		641,964,077		641,964,077		641,964,077		641,964,077	641,964,077
Long-term debt (excluding current portion)		52,801		55,720		50,907		44,700		45,624	42,743
Other long term liabilities		31,062		31,563		33,697		35,347		39,776	37,264

Notes:

(1)	The financial information denominated in Won as of and for the year ended December 31, 2017 has been translated into U.S. dollars at the exchange rate of Won 1,067.4 to US$1.00, which was the Noon Buying Rate as of December 29, 2017.
(2)	Basic earnings (loss) per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period. Basic earnings (loss) per ADS have been computed as if all of our issued and outstanding common shares are represented by ADSs during each of the years presented. Each ADS represents two common shares. Dilutive earnings (loss) per share were the same as basic earnings (loss) per share for the years ended December 31, 2013 through 2017 since there were no potential dilutive instruments.
(3)	Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “￦” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America; all references to “Euro” or “€” are references to the currency of the European Union; all references to “Yen” or “¥” are references to the currency of Japan; all references to “A$” are to the currency of Australia; and all references to “RMB” are to the currency of the People’s Republic of China. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,067.4 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 29, 2017, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 16, 2018, the Noon Buying Rate was Won 1,071.6 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this annual report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.0
2017	1,067.4	1,141.6	1,207.2	1,067.4
October	1,115.7	1,130.9	1,146.5	1,115.7
November	1,084.8	1,099.8	1,120.0	1,079.3
December	1,067.4	1,082.9	1,094.6	1,067.4
2018 (through April 16)	1,071.6	1,070.1	1,093.0	1,054.6
January	1,068.3	1,065.6	1,073.6	1,057.6
February	1,082.1	1,078.5	1,093.0	1,065.3
March	1,061.0	1,069.9	1,081.3	1,060.3
April (through April 16)	1,071.6	1,064.6	1,071.6	1,054.6

Source: Federal Reserve Board

Note:

(1)	The average rates for annual and interim periods were calculated by taking the simple average of the Noon Buying Rates on the last day of each month during the relevant period. The average rates for the monthly periods (or a portion thereof) were calculated by taking the simple average of the daily Noon Buying Rates during the relevant month (or a portion thereof).

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

In 2017, fuel costs constituted 31.7% of our cost of sales, and the ratio of fuel costs to our sales was 27.8%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 52.2% of our fuel requirements in 2017 in terms of electricity output) are imported principally from Indonesia, Australia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 38%, 31%, 11%, 9% and

11%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2017. Approximately 82% of the bituminous coal requirements of our generation subsidiaries in 2017 were purchased under long-term contracts and the remaining 18% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts increased from US$66.8 per ton in 2016 to US$88.3 per ton in 2017 and to US$93.4 per ton as of April 16, 2018. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$41.4 per barrel in 2016 to US$53.1 per barrel in 2017 and to US$68.4 per barrel as of April 16, 2018. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2018 or thereafter. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

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

The Government may also set or adjust electricity tariff rates to serve particular policy goals that may not be necessarily responsive to fuel price movements. For example, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Third, a temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. The temporary rate discount to investments in energy storage systems and renewable energy was extended until 2020. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation, financial condition and cash flows.

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

From time to time, the Government considers various policy initiatives to foster efficiency in the Korean electric power industry, and at times have adopted policy measures that have substantially modified our business and operations. For example, in January 1999, with the aim of introducing greater competition in the Korean electric power industry and thereby improving its efficiency, the Government announced a restructuring plan for the Korean electric power industry, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4.B. “Business Overview—Restructuring of the Electric Power Industry in Korea.” As part of this initiative, in April 2001 the Government established the Korea Power Exchange to enable the sale and purchase of electricity through a competitive bidding process, established the Korea Electricity Commission to ensure fair competition in the Korean electric power industry, and, in order to promote competition in electricity generation, split off our electricity generation business to form one nuclear generation company and five non-nuclear generation companies, in each case, to be wholly owned by us. In 2002, the Government introduced a plan to privatize one of our five non-nuclear generation subsidiaries, but this plan was suspended indefinitely in 2004 due to prevailing market conditions and other policy considerations.

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them. Pursuant to this proposal, while our six generation subsidiaries continued to be our wholly-owned subsidiaries, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises” (same as us) under the Act on the Management of Public Institutions, whereupon the President of Korea appoints the president and the standing director who is to become a member of the audit committee of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Agencies Operating Committee (which is comprised largely of Government officials and those recommended by Government officials) conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. As a result of these changes, our six generation subsidiaries took on additional operational responsibilities and management autonomy with respect to construction and management of generation units and procurement of fuel, while we as the parent company continued to oversee and coordinate, among others, finances, corporate governance, overseas businesses, including nuclear export technology and overseas resource development, that jointly affect us and our generation subsidiaries. See also Item 16G. “Corporate Governance—The Act on the Management of Public Institutions—Applications of the Act on Our Generation Subsidiaries,”

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, pursuant to this Proposal, we considered a sale in the public market of a minority of our shares in our five non-nuclear generation subsidiaries, KEPCO KDN and KHNP. However, the planned sales have been put on hold, primarily due to prevailing market conditions. In any event, we plan to maintain a controlling stake in each of these subsidiaries.

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

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity and transmission infrastructure based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity, focusing on stable supply of electricity and increasing the portion of low carbon electricity supply sources, among others. In December 2017, the Government announced the Eighth Basic Plan to revise the Seventh Basic Plan, for the former to be effective for the period from 2017 to 2031. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system, in order to increase utilization of LNG energy sources, which are cleaner but more expensive than nuclear or coal energy sources. Furthermore, the Eighth Basic Plan includes the following implementing measures: (i) six new nuclear generation units in a planning stage would not be constructed, (ii) extension of life of 10 decrepit nuclear generation units would not be granted, (iii) Wolsong #1 unit is not counted as part of domestic energy generation capacity, (iv) seven decrepit coal-fired generation plants will be retired by 2022, (v) six other coal-fired generation plants shall be converted to LNG fuel use and (vi) domestic renewable energy generation capacity shall be expanded to 58.5 gigawatts by 2030.

In January 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2014 to 2035 and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing the growth of electricity demand by 15% by 2035 through efficiency enhancement programs compared to the projected growth in the absence of such efficiency enhancement programs, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and security, (iv) strengthening resource exploration and fuel procurement capabilities to enhance Korea’s energy security, (v) ensuring stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (vi) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vii) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of consumers in the low income group. In addition, the Second Basic National Energy Plan revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008, which covered the period from 2008 to 2030. In March 2018, the Government announced its plan to establish the Third Basic National Energy Plan by the end of 2018.

We cannot assure that the Eighth Basic Plan, the Second Basic National Energy Plan, or their respective successor plans will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at affordable costs to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

In recent years, partly driven by growing public awareness and sensitivity toward climate change and other environmental issues as well as in an effort to capture the economic and social potential associated with renewable energy and “new energy”-related industries (such as smart grids, energy storage systems and electrical vehicles, among others), the Government has introduced and implemented a number of new measures designed to reduce carbon emission, minimize environmental damage and spur related business opportunities. Some key examples of such Government initiatives pertinent to our and our generation subsidiaries’ operations are as follows:

•	Carbon Emission Trading System, Related Emission Reduction Targets and the Greenhouse Gas Reduction Roadmap. In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a carbon emission trading system under which the Government will allocate the amount of permitted carbon emission to companies by industry and a company whose business emits more carbon than the permitted amount may purchase the right to emit more carbon through the carbon emission trading exchange. This system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and made a test run of the trading system to ensure its smooth operation; during this phase, the carbon emission rights were allocated without charge. During the second phase (2018 to 2020), the system will be applied to a limited scope of industries and companies, where the carbon emission right will be allocated at a relatively low price, but not freely. The amount of required reduction for the second phase of 2018 to 2020 is expected to be determined by June 2018. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive carbon emission reduction targets. In December 2016, the Government announced the Climate Change Response Initiatives and 2030 National Greenhouse Gas Reduction Roadmap, which set forth the carbon emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. The 2030 National Greenhouse Gas Reduction Roadmap sets forth a national reduction target of greenhouse gas by 219 million tons in the aggregate, amounting to a 25.7% reduction by 2030. The roadmap also set forth reduction targets for eight domestic sectors and the first three sectors with the largest reduction targets are electricity generation, industry and buildings. Our business is classified as part of the electricity generation sector, for which greenhouse gas reduction of 64.5 million tons is requested by year 2030. We are aiming to contribute to 80% of such reduction target for the sector, while such reduction target may change pursuant to an amendment to the 2030 National Greenhouse Gas Reduction Roadmap which the Government is expected to announce in 2018. Adhering to such emission and greenhouse gas reduction requirement is expected to result in our incurring significant compliance costs.

•

Regulation of Decrepit Coal-Fired Generation Units. As a measure to address the high level of particulate matter pollution, the Government temporarily suspended the operations of eight coal-fired generation units that are 30 years or older throughout the month of June 2017. Subsequently, in July 2017, two of these units were shut down completely and one unit switched fuel from coal to wood pallets. As part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that are twice as more rigorous than the current standards to be in effect by the first half of 2018. Although such plans may be subject to change, compliance with such measures is expected to result in our incurring significant costs, including in connection with adherence to more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

•	Coal Consumption Tax. In January 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Strategy and Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2018, which involved an increase of the unit tax rate for coal by Won 6 across the board, the base tax rate (which is subject to certain adjustments) is Won 36 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The currently applicable tax rate for bituminous coal is Won 33 per kilogram for net heat generation of less than 5,000 kilocalories, Won 36 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 39 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the currently applicable tax rate for LNG is Won 60 per kilogram. Since bituminous coal currently represents the largest fuel type for our electricity generation, accounting for approximately 52.2% of our entire fuel requirements in 2017 in terms of electricity output, we expect the coal consumption tax thereon will result in an increase of our overall fuel costs.

•	Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 3.0% in 2015, 3.5% in 2016, 4.0% in 2017, 5.0% in 2018 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2016, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2017 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2017 or for subsequent years, such generation subsidiary may become subject to fines. Additionally, as the target percentage is subject to change, changes to the target percentage may result in additional expenses for our generation subsidiaries.

•	Renewable Energy 3020 Plan. In December 2017, the Ministry of Trade, Industry and Energy announced the Renewable Energy 3020 Plan, an initiative to increase the generation and use of renewable energy on a nationwide basis. The Government plans to increase the required percentage of total electricity to be generated from renewable energy sources from 7% in 2016 to 10.5% and 20% by 2022 and 2030, respectively. Moreover, the Government plans to increase the domestic renewable energy generation capacity to 63.8 gigawatts by 2030 through the expansion of solar and wind power generation capacities to 36.5 gigawatts and 17.7 gigawatts, respectively, by 2030.

•	New Energy Industry Fund. In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small- to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

•	Environmental and safety considerations in electricity supply and demand planning. In March 2017, the Electricity Business Act was amended to the effect that starting in June 2017, future national

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

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2015, 2016 and 2017, our capital expenditures in relation to the foregoing amounted to Won 15,750 billion, Won 13,950 billion and Won 13,711 billion, respectively, and our budgeted capital expenditures for 2018, 2019 and 2020 amount to Won 15,816 billion, Won 17,180 billion and Won 17,580 billion, respectively.

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

In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Government and as approved by the Public Agencies Operating Committee, previously set for 2017 target debt-to-equity levels and undertaken various programs to reduce debt and improve the overall financial health. For further information, see Item 4.B. “Business Overview—Debt Reduction Program and Related Activities.” Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level contemplated by the Government or to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies from time to time. Even slight depreciation of Won against U.S. dollar and other foreign currencies may result in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2017, 19.4% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollars. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

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

While our operations have, to-date, been primarily based in Korea, we and our generation subsidiaries may expand, on a selective and opportunistic basis, overseas operations in the future. In particular, we and our generation subsidiaries may further expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants, transmission and distribution and (primarily through our generation subsidiaries) mining and development of fuel sources.

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

Furthermore, while we seek to enter into overseas business opportunities in a prudent manner, some of our new international business ventures carry inherent risks that are different from our traditional business of electricity power generation, transmission and distribution. While the overseas businesses in the aggregate currently do not comprise a material portion of our overall business, as we are relatively inexperienced in these new types of overseas businesses, the actual revenues and profitability from, and investments and expenditures into, such ventures may be substantially different from what we plan or anticipate and may have a material adverse impact on our overall business, results of operations, financial condition and cash flows.

An increase in electricity generated by and/or sourced from private power producers may erode our market position and hurt our business, growth prospects, revenues and profitability.

As of December 31, 2017, we and our generation subsidiaries owned approximately 70.3% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 22.9% of total power generation in 2017 and 29.7% of total generation capacity as of December 31, 2017. As of December 31, 2017, there were 17 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Eighth Basic Plan announced in December 2017, (i) six coal-fired units under construction with aggregate generation capacity of 6,260 megawatts are scheduled to be completed between 2021 and 2022, and (ii) two coal-fired units scheduled for construction shall be converted to LNG fuel use. Currently there are no additional plans for construction of coal-fired power plants by independent power producers beyond 2022. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2018, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

See also Item 4.B. “Business Overview—Competition.”

Labor unrest or increases in labor cost may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2017, approximately 69.0% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Furthermore, the Government, as part of a response to low fertility amidst an aging population in Korea and to make the lives of workers more stable, has pledged to reduce the number of non-permanent workers and increase the employment of permanent workers, in part by transitioning from non-permanent to permanent many positions in the public sector. According to guidelines announced by the Government in July 2017, we plan to finalize measures, by the end of 2018, to transition non-permanent positions to permanent positions, including types and number of non-permanent positions to be transitioned and conditions of transition. Although a majority of our and our generation subsidiaries’ workforce are permanent employees, approximately 31.7% of the workforce consists of non-permanent positions that are part-time or outsourced. If we or our generation subsidiaries, as a result of these Government policies or otherwise, are required to or decide to transition non-permanent positions to permanent positions, this may result in increased labor costs for us or our generation subsidiaries and may have a material adverse impact on us or our generation subsidiaries’ financial condition and results of operations.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 24 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 26.8% of electricity generated in Korea in 2017. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

From time to time, our nuclear generation units may experience unexpected shutdowns or maintenance-related stoppage. For example, following an earthquake in the vicinity in September 2016, four nuclear generation units at the Wolsong site were shut down for approximately three months as part of a preventive and safety assurance program although these units were not directly affected by the earthquake. Furthermore, the utilization rates of our nuclear generation units fell in 2017 as our nuclear generation units stopped operation for safety and maintenance inspection more frequently in 2017 as compared to 2016, due to the Government’s strengthening of safety enhancement measures. We expect the utilization of our nuclear generation units will be similarly affected in 2018. Any prolonged or substantial breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial condition and results of operations.

In addition, heightened concerns regarding the safety of operating nuclear generation units could impede with our ability to operating them for an extended period of time or at all. For example, the nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the Nuclear Safety and Security Commission (“NSSC”) evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which currently is operating the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. As of December 31, 2017, the book value of property, plant and equipment and provision for decommissioning costs of Wolsong #1 unit was Won 608 billion and Won 642 billion, respectively. We cannot assure you whether the courts will ultimately rule to grant the extension of life for Wolsong #1. In addition, it is reported that the Government will announce its decision by the first half of 2018 regarding the timing of the shutdown of Wolsong #1 unit. If Wolsong #1 unit is prohibited from operation, we may incur significant losses in connection with the property, plant and equipment of Wolsong #1 unit. In addition, the amount of provision may increase significantly, and the timing of actual cash outflows may be accelerated. There are seven other nuclear generation units whose life under their initial operating license will expire in the next nine years, or by 2027. Thus, if the courts or the Government were to ultimately decide against the extension of life for Wolsong #1, we may find it more difficult to have the life of other nuclear units extended as well. The failure to extend the life of these units would result in a loss of revenues from such units and the increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. Furthermore, in September 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. This case is currently pending at the Seoul Administrative Court. If the construction of these new nuclear units is prohibited, we will experience a loss of revenues and an increase in fuel costs, which could adversely affect our results of operation and financial condition.

In order to prevent damages to the nuclear facilities such as a result of the tsunami and earthquake in March 2011 in Japan, KHNP prepared a comprehensive safety improvement plan including, but are not limited to, installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. All follow-up measures were finalized in December 2015. KHNP also developed 10 additional supplementary safety measures by analysis of overseas plants and its current operations and implemented eight of such measures in 2017, with the two remaining measures to be implemented by 2020. However, there is no assurance that a similar or worse natural disaster may require the adoption and implementation of additional safety measures, which may be costly and have a material adverse impact on our financial condition and results of operations.

While releasing its five-year national governance plan in July 2017, the new Government led by President Moon Jae-in announced reforms indicating a shift away from previous energy policies. Subsequently, the Government unveiled its roadmap to denuclearization and shift in energy sources in October 2017 and announced the Eighth Basic Plan to implement such roadmap in December 2017. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system, in order to increase utilization of LNG energy sources, which are cleaner but more expensive than nuclear or coal energy sources. Accordingly, six new nuclear generation units in a planning stage (Shinhanwool #3 and #4, Chunji #1 and #2 and Singyu #1 and #2) would not be constructed, while five new nuclear plants under construction (Shin-Kori #4, #5, #6, Shin-Hanul #1 and #2) shall begin operation by 2023 upon completion of the construction. Future extensions of life of decrepit nuclear generation units would not be granted and the proportion of renewable energy sources would be increased. Such Government policies or any changes thereto may affect existing plans of our or our generation subsidiaries and have a material adverse impact on our or our generation subsidiaries’ financial condition and results of operations.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of March 15, 2018, the last day on which our shareholders’ registry was closed, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2017, 49 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 170 billion, for which our subsidiaries set aside an aggregate amount of Won 56 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

Additionally, since the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations. See Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations (which we refer to as the OFAC sanctions) that impose restrictions upon activities or transactions within U.S. jurisdiction with certain countries, governments, entities and individuals that are the subject of OFAC sanctions, including Iran. Even though non-U.S. persons generally are not directly bound by OFAC sanctions, in recent years OFAC has asserted that such non-U.S. persons can be held liable on various legal theories if they engage in transactions completed in part in the United States or by U.S. persons (such as, for example, wiring an international payment that clears through a bank branch in New York). The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations, including Iran. The United Nations Security Council and other governmental entities also impose similar sanctions.

In addition to the OFAC sanctions described above, the United States also maintains indirect sanctions under authority of, among others, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or the NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, various Executive Orders, the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA, and the Countering America’s Adversaries Through Sanctions Act, or CAATSA. These indirect sanctions, which we refer to collectively as U.S. secondary sanctions, provide authority for the imposition of U.S. sanctions on foreign parties that provide services in support of certain Iranian activities in the energy, shipping and military sectors, among others.

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

The U.S. secondary sanctions that were suspended on January 16, 2016 have not been repealed. Rather, certain waivers of statutory provisions were put into place, certain Presidential Executive Orders were revoked, and certain persons were removed from the relevant U.S. sanctions lists. Under the JCPOA, sanctions may be re-imposed if the United States or any other member of the P5+1 or the EU invokes provisions of the JCPOA for the re-imposition of sanctions. Additionally, the United States, the EU, or the UN may impose new sanctions against Iran or against persons conducting business in Iran even while the JCPOA remains in force.

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on companies that engage in sanctionable activities within the scope of U.S. secondary sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company or the sanctioned company effectively losing access to the U.S. financial system.

In Iran, we are currently engaged in limited business activities, none of which has progressed beyond the development stage. Our activities in Iran are coordinated by a representative office located in Tehran, Iran. None of our activities in Iran involve U.S. persons or our U.S. affiliates. Our counterparties in the projects described below are mostly Iranian governmental entities or Iranian state-owned enterprises.

We have not realized any revenue or profit from our activities in Iran. We also have not to-date made any investments in Iran, other than fees paid to our service providers in Iran for us to carry out certain of the projects listed below and expenses to run our representative office in Tehran in the ordinary course of business.

A summary of our current projects in Iran follows.

•	We have entered into cooperation agreements with Tavanir, an Iranian state-owned electricity provider, under which we will carry out (i) a pilot advanced metering infrastructure (“AMI”) project, (ii) a project for modeling the installation of energy storage systems in Iran and (iii) a project for temporarily leasing our thermo auto analysis diagnosis system for free of charge. AMI enables checking the electricity usage amount remotely. The project is being conducted in Pak Dasht City and Hormuz Island, Iran. This pilot project involves installing approximately 2,500 smart meters. The development and production of AMI equipment and materials are complete, and we have obtained permission from the Ministry of Trade, Industry and Energy of Korea to export the equipment. We shipped the AMI equipment and materials to Iran in September 2017 and completed the installation in December 2017. We completed the trial run of the AMI system in March 2018 and we plan to hand over the operation of the system to Tavanir by May 2018. As for the project for the energy storage systems in Iran, we are currently in the process of collecting requisite data for the project, having selected the parties to participate in the installation of the energy storage systems. We plan to lease our thermo auto analysis diagnosis system to Tavanir for free of charge, for approximately two months ending in May 2018, after which we will retrieve the equipment to Korea.

•	We are in the process of negotiating various agreements with Tavanir under which we would provide consulting services relating to (i) installation of a distribution management system in Iran and (ii) development of a clean development mechanism (CDM) for the recovery and recycling of the sulfur hexafluoride gas in Iran for purposes of carbon emission reduction.

•	We are in the process of negotiating an agreement with Niroo Research Institute, a research organization affiliated with the Ministry of Energy of Iran, under which we would provide consulting services relating to improvement of Iran’s electricity demand through load management, efficiency improvement and tariff system improvement.

•	We have participated in a feasibility study of the proposed adoption by Tavanir of a 765 kV electricity transmission network. Our task involved reviewing Tavanir’s feasibility report. A final report summarizing our review of the feasibility report and a technical review of the transmission network was submitted in February 2017.

•	We engaged Mehr Renewable Energy Company for project design documentation services to register with United Nations Framework Convention on Climate Change our CDM business to be conducted in Iran.

•	We are in the process of negotiating a contract with Thermal Power Plant Holding Company of Iran under which we would build and operate combined cycle power plants at Zanjan and Neyzar, Iran.

•	We have submitted a draft proposal to the Ministry of Energy of Iran under which we would provide consulting services in relation to establishment of information and communication technology infrastructure in Iran.

•	We have submitted a draft proposal to the Iran Energy Efficiency Organization under which we would provide consulting services in relation to AMI security in Iran in December 2016.

•	We are in the process of conducting a feasibility study for a solar power project in Iran.

•	We are in the process of reviewing the feasibility of the rehabilitation of an old power plant in Iran.

•	KOWEPO is currently pursuing a “build, operate and transfer” project relating to a 500 megawatts combined cycle power plant in Sirjan, Kerman in Iran, through a consortium with Daewoo E&C, a Korean construction company, and Gohar Energy, an Iranian energy company. The consortium is currently in the process of preparing an application to Thermal Power Plant Holdings, a holding company for a state-run Iranian thermoelectric power plant, for the project.

•	Korea Electric Power Research Institute, which is operated by us, has entered into cooperation agreements with Iran’s Niroo Research Institute regarding various joint research and development efforts relating to power plants, renewable energy, smart grids and other energy-related technologies.

To the extent any of our subsidiaries have dealings in or relating to Iran, we have internal policies and procedures, as well as a monitoring system, which are designed to prevent and detect violations of applicable laws, including applicable sanctions laws. We do not believe that our current activities relating to Iran violate OFAC sanctions or are sanctionable under U.S. secondary sanctions, and in any event, we believe we are in compliance with applicable sanctions laws. We believe we are not in violation of any laws concerning re-exports of U.S.-origin goods to Iran. Moreover, to the extent our activities were sanctionable under those U.S. secondary sanctions programs that were lifted pursuant to the JCPOA, we may face U.S. secondary sanctions if such sanctions are re-imposed.

There can be no assurances that the relevant relief pursuant to the JCPOA will continue to be available in the future, and even if it does, there is no guarantee that our activities relating to Iran will not be found to violate the OFAC sanctions or involve sanctionable activities under U.S. secondary sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. Laws related to Iran sanctions are complex, dynamic, and subject to evolving interpretations by the regulatory authorities. The re-imposition or “snap-back” of U.S. sanctions pursuant to the JCPOA could also occur, and the scope of re-imposed sanctions would be determined at that time.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted initiatives regarding investments in companies that do business with countries that are the target of OFAC sanctions, including Iran. Accordingly, as a result of our activities related to Iran, certain investors may not wish to invest in our shares or ADSs or do business with us. In September 2016, the New Jersey Department of the Treasury’s Division of Investment notified of its preliminary determination of divestment pursuant to the New Jersey divestment laws. Such preliminary determination was reversed in February 2017 after we explained such determination was based on incorrect information about our business in Iran. As of February 2018, we were listed on the Iowa Public Employees’ Retirement System’s (IPERS) Iran Prohibited Companies List. Such divestment initiatives and the decision not to invest in, or to divest from our shares or ADSs may have a material negative impact our reputation and the value of our shares or ADSs.

Violations of sanctions can result in penalties or other consequences adverse to us. Certain of our counterparties may be subjected to sanctions. If we violate sanctions, we may ourselves be subjected to sanctions or penalties. Our business and results of operations may be adversely affected or we may suffer reputational damage. In addition, such sanctions may prevent us from consummating or continuing any of the projects we are currently pursuing in Iran, which could adversely affect our results of operations. Also, at any time, certain investors may divest their interests in our shares if we are found to have violated or are suspected of violating applicable sanctions law arising from our operation in a sanctioned country such as Iran.

We purchase goods and services from Russia and those activities may be adversely impacted in a material manner by economic sanctions concerning Russia imposed by the United States and other jurisdictions.

The United States and the European Union have imposed economic sanctions concerning Russia. OFAC sanctions concerning Russia, inter alia, block the property of certain designated individuals and entities, target certain sectors of the Russian economy and prohibit certain transactions with certain targeted persons in targeted sectors of the Russian economy, and restrict investment in and trade with the Crimea region of Ukraine. Additionally, non-U.S. persons that engage in certain prohibited transactions concerning Russia or with certain sanctioned Russian persons or entities may be subject to secondary sanctions. In August 2017, the United States Congress passed CAATSA, which introduced a host of new U.S. secondary sanctions concerning Russia including, inter alia, for certain dealings with the Russian energy sector, support for Russia’s energy export pipelines and engaging in a “significant transaction” with a person that is part of, or operates for or on behalf of, Russia’s defense or intelligence sectors. Additionally, a non-U.S. person that knowingly facilitates a “significant transaction” or transactions for or on behalf of any person subject to sanctions imposed by the U.S. with respect to the Russian Federation or any child, spouse, parent, or sibling of such a sanctioned person may also be subject to secondary sanctions.

In 2017, we purchased 11% of our bituminous coal requirements from Russia. Additionally, we also purchase uranium and uranium separation services from a Russian supplier. In 2017, the total value of all goods and services purchased from Russia was approximately US$1 billion.

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

More specifically, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•	increases in inflation levels, volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates, stock market prices and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise, including as a result of increased uncertainty in the wake of a referendum in the United Kingdom in June 2016 that voted in favor of exiting from the European Union, commonly known as “Brexit”;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	adverse developments in the economies of countries and regions to which Korea exports goods and services (such as the United States, Europe, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy, including potentially as a result of the Brexit;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility and further decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together could lead to an increased Government budget deficit;

•	political uncertainty, including as a result of increasing strife among or within political parties in Korea, and political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making to the detriment of Korean economy, as well as the impeachment and indictment of the former president following a series of scandals and social unrest, which also involved the investigation of several leading Korean conglomerates and arrest of their leaders on charges of bribery and other possible misconduct;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, including as a result of any potential renegotiation of free trade agreements, or the ongoing tension between Korean and China in relation to the decision to allow deployment by the United States of the Terminal High Altitude Defense system known as “THAAD” in Korea;

•	increases in social expenditures to support the aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	any other development that has a material adverse effect in the global economy, such as an act of war, the spread of terrorism or a breakout of an epidemic such as SARS, avian flu, swine flu, Middle East Respiratory Syndrome, ebola or Zika virus, or natural disasters, earthquakes and tsunamis and the related disruptions in the relevant economies with global repercussions;

•	hostilities involving oil-producing countries in the Middle East and elsewhere and any material disruption in the supply of oil or a material increase in the price of oil resulting from such hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities in the Korean peninsula or between North Korea and the United States.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operations.

Tensions with North Korea could have an adverse effect on us and the market value of our shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there continues to be uncertainty regarding the long-term stability of North Korea’s political leadership since the succession of Kim Jong-un to power following the death of his father in December 2011, which has raised concerns with respect to the political and economic future of the region. In February 2017, Kim Jong-un’s half-brother, Kim Jong-nam, was reported to have been assassinated in an international airport in Malaysia.

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•	In November 2017, North Korea conducted a test launch of another intercontinental ballistic missile, which, due to its improved size, power and range of distance, may potentially enable North Korea to target the United States mainland.

•	Recently, on September 3, 2017, North Korea conducted its sixth nuclear test, claiming it had tested a hydrogen bomb that could be mounted on an intercontinental ballistic missile. In response, on September 12, 2017, the United Nations Security Council unanimously adopted a resolution imposing additional sanctions on North Korea including new limits on gas, petrol and oil imports, a ban on textile exports and measures to limit North Korean laborers from working abroad.

•	On August 29, 2017, North Korea tested an intermediate-range ballistic missile which flew directly over northern Japan before landing in the Pacific Ocean. In response, the United Nations Security Council unanimously adopted a statement condemning such launch, reiterating demands that North Korea halt its ballistic missile and nuclear weapons programs.

•	On July 4, 2017, North Korea tested its first intercontinental ballistic missile. In response, the U.S. government and the Government both issued statements condemning North Korea and conducted a joint military exercise on July 5, 2017. On July 28, 2017, North Korea tested a second intercontinental ballistic missile which landed in the Sea of Japan, inside Japan’s Economic Exclusion Zone. In response, on August 5, 2017, the United Nations Security Council unanimously adopted a resolution that strengthened sanctions on North Korea. The resolution includes a total ban on all exports of coal, iron, iron ore, lead, lead ore and seafood, which is expected to reduce North Korea’s export revenue by a third each year.

•	In March 2017, North Korea launched four mid-range missiles, which landed off the east coast of the Korean peninsula.

•	On September 9, 2016, North Korea conducted its fifth nuclear test, which has been the largest in scale among North Korea’s nuclear tests thus far. According to North Korean announcements, the test was successful in detonating a nuclear missile. The test created a sizable earthquake in South Korea. In response, in February 2017 the U.N. Security Council adopted Resolution 2321 (2016) against North Korea, the purpose of which is to strengthen its sanctions regime against North Korea and to condemn North Korea’s September 9, 2016 nuclear test in the strongest terms.

•	On February 10, 2016, in retaliation of North Korea’s recent launch of a long-range rocket, South Korea announced that it would halt its operations of the Kaesong Industrial Complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. In response, North Korea announced on February 11, 2016 that it would expel all South Korean employees from the industrial complex and freeze all South Korean assets there.

•	On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to

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

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. On April 27, 2018, North Korea’s Kim Jong-un and the President of South Korea attended a summit held in the Demilitarized Zone of the Korean peninsula.

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

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of March 15, 2018, the last day on which our shareholders registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

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

We operate under the general supervision of the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy, in consultation with the Ministry of Strategy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Trade, Industry and Energy, the Ministry of Strategy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4.B. “Business Overview—Regulation.” Our non-standing directors, who comprise a majority of our board of directors, must be appointed by the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee (which is established by law and chaired by the minister of the Ministry of Strategy and Finance and whose members consist of Government officials and others appointed by the President of the Republic based on recommendation by the minister of the Ministry of Strategy and Finance) from a pool of candidates recommended by the director nomination committee. Our president and standing directors who concurrently serve as members of our audit committee must be appointed by the President of the Republic upon the motion of the minister of the Ministry of Trade, Industry and Energy (in the case of our president) and the minister of the Ministry of Strategy and Finance (in the case of our standing directors who concurrently serve as members of the audit committee) and following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6.A. “Directors and Senior Management—Board of Directors” and Item 16G. “Corporate Governance—The Act on the Management of Public Institutions”).

Item 4.B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2017, we and our generation subsidiaries owned approximately 70.1% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2017, we sold to our customers 507,746 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 520,230 gigawatt-hours of electricity we purchased in 2017, 28.1% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 49.7% was generated by our wholly-owned five non-nuclear generation subsidiaries and 22.2% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2017, we had sales of Won 59,336 billion and net profit of Won 1,441 billion, compared to sales of Won 59,763 billion and net profit of Won 7,148 billion in 2016.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 1.7% per annum from 2013 to 2017, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 3.0% during the same period, according to the Bank of Korea. During 2017, the GDP growth rate was 3.1%, which was in tandem with the growth in demand for electricity in Korea during the same year, which also grew by 2.2%.

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

•	Strengthen competitiveness in our core operations. We plan to enhance efficiency of our electricity generation, transmission and distribution networks and operation of related facilities. We will strategically focus on ensuring stable supply of electricity, making our electricity networks “smarter” and more intelligent through the use of advanced technology utilizing big data and the “Internet of Things” technology and creating new energy services related to our core operations in order to address changes in the business environment.

•	Expand and develop new businesses. In connection with our overseas business, we plan to selectively explore opportunities to develop renewable energy, smart transmission and distribution facilities and nuclear energy projects to diversify our businesses and provide suitable solutions meeting the different needs of various countries. Additionally, we plan to actively address climate change through the development of new energy related technologies such as smart grids and energy storage systems.

•	Create a platform for future growth. We plan to develop an ecosystem focused on new energy technologies. We have established Bitgaram Energy Valley in Gwangju and Jeollanamdo with the goal of facilitating the growth of the new energy industry and creating a global energy hub. In addition, we have selected ten core electricity-related technologies (including energy storage systems and “smart grid”-related technologies), and we plan to focus on the development of high value-added technologies.

•	Strengthen our management system for sustainable growth. We will continue to develop an innovative working culture and management system to promote efficiency. We will also focus on creating a low-carbon clean energy business environment, fostering a common set of shared values with local communities and developing a sustainable energy business model.

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

In accordance with the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced by the Government in June 2016, we considered a sale in the public market of a minority of our shares in our five non-nuclear generation subsidiaries, KEPCO KDN and KHNP gradually. However, the planned sales have been put on hold, primarily due to prevailing market conditions. In any event, we plan to maintain a controlling stake in each of these subsidiaries.

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

Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Strategy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Team which is established by the Public Agencies Operating Committee conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. For further details of the impact of the designation of our generation subsidiaries as “market-oriented public enterprises,” see Item 16G.—Corporate Governance—The Act on the Management of Public Institutions.

Proposal for Adjustment of Functions of Public Institutions (Energy Sector)

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, this Proposal contemplated selling a minority stake in our generation subsidiaries and KEPCO KDN, but the planned sales have been put on hold, as discussed above in “—Privatization of Generation Subsidiaries.”

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 17 (excluding renewable energy producers) as of December 31, 2017. We distribute electricity purchased through the Korea Power Exchange to end users.

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

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries and independent power producers in 2017 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	146,221	28.1	9,113	21.0	62.33
	KOSEP	66,640	12.8	5,183	12.0	77.77
	KOMIPO	50,254	9.7	4,410	10.2	87.75
	KOWEPO	45,464	8.7	4,176	9.6	91.85
	KOSPO	47,659	9.2	4,347	10.0	91.22
	EWP	48,307	9.3	4,452	10.3	92.15
	Others(1)	115,685	22.2	11,662	26.9	100.81

	Total	520,230	100.0	43,343	100.0	83.31

Energy Sources	Nuclear	141,098	27.1	8,573	19.8	60.76
	Bituminous coal	224,834	43.2	17,755	41.0	78.97
	Anthracite coal	4,014	0.8	385	0.9	95.89
	Oil	5,735	1.1	949	2.2	165.40
	LNG	1,429	0.3	151	0.3	105.33
	Combined-cycle	116,111	22.3	13,012	30.0	112.07
	Hydro	2,255	0.4	219	0.5	96.95
	Pumped-storage	4,171	0.8	450	1.0	107.96
	Others	20,583	4.0	1,849	4.3	89.82

	Total	520,230	100.0	43,343	100.0	83.31

Load	Base load	360,356	69.3	25,938	59.8	71.98
	Non-base load	159,874	30.7	17,405	40.2	108.86

	Total	520,230	100.0	43,343	100.0	83.31

Note:

(1)	Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

Power Purchased from Independent Power Producers Under Power Purchase Agreements

In 2017, we purchased an aggregate of 10,702 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 6,257 megawatts as of December 31, 2017.

Power Generation

As of December 31, 2017, we and our generation subsidiaries had a total of 679 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 82,132 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2017 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	22,529	71.2
Thermal:
Coal	59	34,125	78.7
Oil	11	2,950	20.3
LNG	0	0	40.8

Total thermal	70	37,075	71.2

Internal combustion	214	339	16.7
Combined-cycle(3)	111	16,018	26.3
Integrated gasification combined cycle(4)	2	346	42.4
Hydro	79	5,351	11.2
Wind	56	137	17.3
Solar	102	120	13.6
Fuel cell	17	47	67.1
Biogas	3	160	53.1
Others(5)	1	10	44.9

Total	679	82,132	58.5

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage. Average capacity factor of the nuclear and coal-fired generation units represents the mean value of applicable average capacity factor for each fiscal quarter, as there were numerous shutdown and construction of units.
(3)	Involves generation through gas and oil.
(4)	Involves generation through coal and gasified coal.
(5)	Includes waste-to-energy.

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

	2013	2014	2015	2016	2017	% of 2017 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	138,784	156,407	164,762	161,995	148,426	26.8
Coal	201,119	203,765	207,533	207,912	227,186	41.0
Oil	13,941	6,838	8,822	13,055	5,242	0.9
LNG	3,526	568	222	369	220	0.04
Internal combustion	741	656	633	573	496	0.1
Combined-cycle	84,561	68,134	45,923	46,477	36,957	6.7
Hydro	5,679	5,976	4,424	4,835	5,263	1.0
Wind	155	148	181	186	209	0.04
Solar and fuel cells	251	422	420	908	2,485	0.4

Total generation by us and our generation subsidiaries	448,757	442,914	432,920	436,310	426,484	77.1

Electricity generated by IPPs:
Thermal	55,923	63,088	72,316	83,789	103,745	18.7
Hydro and other renewable	12,468	15,968	17,106	20,342	23,238	4.2

Total generation by IPPs	68,391	79,056	89,422	104,131	126,983	22.9

Gross generation	517,148	521,970	522,343	540,441	553,467	100
Auxiliary use(2)	20,463	20,610	21,293	21,605	22,279	4.0
Pumped-storage(3)	5,408	6,644	4,824	4,716	5,477	1.0

Total net generation(4)	491,277	494,716	496,226	514,120	525,711	95.0

Transmission and distribution losses(5)	18,019	18,270	18,063	18,475	18,790	3.6

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.

(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(5)	Transmission and distribution losses represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2013	2014	2015	2016	2017
	(Megawatts)
Total capacity	82,296	93,216	94,102	100,180	116,657
Peak load	76,522	80,154	78,790	85,183	85,133
Average load	59,035	59,586	60,284	61,694	63,181

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

KHNP owns and operates 24 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang (Hanbit) and Ulchin (Hanul), 51 hydroelectric generation units including 16 pumped storage hydro generation units as well as six solar generation units and one wind generation unit as of December 31, 2017.

The table below sets forth the number of units and installed capacity as of December 31, 2017 and the average capacity factor by types of generation units in 2017.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	22,529	71.2
Hydroelectric	51	5,306	11.0
Solar	6	21	16.1
Wind	1	1	4.5
Total	82	27,858

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)	Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Shin-Kori #3, with a 1,400 megawatt capacity, in December 2016. KHNP is currently building five additional nuclear generation units, three at the Shin-Kori and two at Shin-Hanul sites, each with a 1,400 megawatt capacity. KHNP expects to complete these units between 2018 and 2023. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent fuels, has begun after its permanent shutdown in June 2017.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2017.

Unit	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity
	(Megawatts)
Kori-2	PWR	W	GEC	1983	650
Kori-3	PWR	W	GEC, Hitachi	1985	950
Kori-4	PWR	W	GEC, Hitachi	1986	950
Shin-Kori-1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000
Shin-Kori-2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000
Shin-Kori-3	PWR	D, KEPCO E&C, W	D, GE	2016	1,400
Wolsong-1	PHWR	AECL	P	1983	679
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700
Wolsong-3	PHWR	AECL, H	H, GE	1998	700
Wolsong-4	PHWR	AECL, H	H, GE	1999	700
Shin-Wolsong-1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000
Shin-Wolsong-2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000
Hanbit-1	PWR	W	W, D	1986	950
Hanbit-2	PWR	W	W, D	1987	950
Hanbit-3	PWR	H, CE, K	H, GE	1995	1,000
Hanbit-4	PWR	H, CE, K	H, GE	1996	1,000
Hanbit-5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000
Hanbit-6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000
Hanul-1	PWR	F	A	1988	950
Hanul-2	PWR	F	A	1989	950
Hanul-3	PWR	H, CE, K	H, GE	1998	1,000
Hanul-4	PWR	H, CE, K	H, GE	1999	1,000
Hanul-5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000
Hanul-6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000

Total nuclear					22,529

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)	“W” means Westinghouse Electric Company (U.S.A.); “AECL” means Atomic Energy Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries; “K” means Korea Atomic Energy Research Institute; “KEPCO E&C” means KEPCO Engineering & Construction.
(3)	“GEC” means General Electric Company (U.K.); “P” means Parsons (Canada and U.K.); “W” means Westinghouse Electric Company (U.S.A.); “A” means Alstom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries; “Hitachi” means Hitachi Ltd. (Japan).

The table below sets forth the average capacity factor and average fuel cost per kilowatt for 2017 with respect to each nuclear generation unit of KHNP.

Unit	Average Capacity Factor	Average Fuel Cost Per kWh
	(Percent)	(Won)
Kori-1(1)	99.7	15.21
Kori-2	100.2	7.39
Kori-3	4.9	35.01
Kori-4	23.6	12.96
Shin-Kori-1	5.8	25.93
Shin-Kori-2	100.1	6.17
Shin-Kori-3	102.0	6.20
Wolsong-1	40.6	10.72
Wolsong-2	90.6	9.19
Wolsong-3	32.8	16.78
Wolsong-4	99.3	9.49
Shin-Wolsong-1	98.5	6.69
Shin-Wolsong-2	71.7	7.05
Hanbit-1	73.3	8.47
Hanbit -2	77.1	6.66
Hanbit -3	99.8	6.74
Hanbit -4	37.5	10.64
Hanbit -5	76.6	7.38
Hanbit -6	52.7	8.19
Hanul-1	75.3	7.23
Hanul-2	89.0	6.77
Hanul-3	92.4	6.89
Hanul-4	93.8	6.39
Hanul-5	76.3	6.73
Hanul-6	78.2	7.88

Total nuclear	71.2	10.29

Note:

(1)	Kori-1 was permanently shutdown on June 18, 2017.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 199.7 days per unit in 2017. In addition, KHNP’s nuclear units experienced an average of 0.13 unplanned shutdowns per unit in 2017. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2017 and the average capacity factor in 2017.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	17.62
Chuncheon	2	Dam	1965	62.3	18.46
Euiam	2	Dam	1967	48.0	28.47
Cheongpyung	4	Dam	1943	140.1	19.37
Paldang	4	Dam	1973	120.0	22.65
Chilbo (Seomjingang)	3	Basin deviation	1945	34.8	18.00
Boseonggang	2	Basin deviation	1937	4.5	46.28
Kwoesan	2	Dam	1957	2.6	17.70
Anheung	3	Dam waterway	1978	0.4	20.17
Kangreung	2	Basin deviation	1991	82.0	0
Topyeong	1	Dam	2011	0.04	4.39
Muju	1	Dam	2003	0.4	14.62
Sancheong	2	Dam	2001	1.0	18.80
Yangyang	2	Dam	2005	1.4	11.61
Yecheon	1	Dam	2011	0.9	15.15
Cheongpeoung	2	Pumped Storage	1980	400.0	7.62
Samrangjin	2	Pumped Storage	1985	600.0	9.20
Muju	2	Pumped Storage	1995	600.0	11.83
Sancheong	2	Pumped Storage	2001	700.0	9.54
Yangyang	4	Pumped Storage	2006	1,000.0	8.85
Cheongsong	2	Pumped Storage	2006	600.0	9.63
Yecheon	2	Pumped Storage	2011	800.0	13.53

Total	51			5,306.0	11.00

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2017 and the average capacity factor in 2017, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	13.9	16.3
Yecheon	Solar	2012	2.0	15.7
Kori	Wind	2008	0.8	4.5
Kori	Solar	2017	5.1	16.3

Total			21.8

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2017 and the average capacity factor and average fuel cost per kilowatt in 2017 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samcheonpo #1, 2, 3, 4, 5, 6	26.2	3,240	80.5	53.63
Yeongheung #1, 2, 3, 4, 5, 6	8.7	5,080	88.5	49.31
Yeosu # 2	3.8	668	77.7	65.51
Anthracite:
Yeongdong #1, 2	38.2	200	38.4	101.38
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	23.4	922	28.0	123.43
Hydro, Solar and other renewable energy	—	234	—	—

Total	15.6	10,344	78.0	55.27

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2017 and the average capacity factor and average fuel cost per kilowatt in 2017 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	22.9	4,000	85.50	48.46
Shin Boryeong #1, 2	0.39	1,852	78.22	50.37
Anthracite:
Seocheon #1, 2(1)	33.5	400	68.69	72.38
Oil-fired:
Jeju #2, 3	17.4	150	61.21	144.77
LNG-fired:
Seoul #5(1)	47.8	250	40.77	188.79
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6 ; steam turbine #1, 2, 3,	18.8	1,350	6.23	105.04
Incheon gas turbine #1, 2, 3, 4,5,6 ; steam turbine #1, 2,3	12.8	1,462.4	46.80	90.77
Sejong gas turbine #1,2 ; steam turbine #1	4.1	530.4	64.59	84.72
Jeju Gas Turbine #3	23	55	0.5	689.41
Jeju Internal Combustion Engine #1,2	10.6	80	34.64	97.15
Wind:
Yangyang #1, 2	11.6	3.0	14.29	—
Sejong Maebongsan Wind	—	6.8	7.56	—
Jeju Sangmyung Wind	0.47	21	19.71	—
Combined heat and power:
Wonju#1	2.7	10	44.82	38.17
Hydroelectric:
Boryeong	8.9	7.5	29.00	—
Shin Boryeong	0.2	5	27.69	—
Photovoltaic (“PV”) power and fuel cell generation:				40.60
Boryeong (PV) site	9.7	1.7	13.14
Shin Boryeong (PV) site	0.2	2.9	15.93	—
Seocheon (PV) site	9.1	1.2	14.95	—
Jeju (PV) site	6.5	2.3	12.62	—
Seoul (PV) site	6.4	1.3	15.76	—
Sejong (PV) site	0.1	0.3	10.65	—
Yeosu (PV) site	5.9	2.2	16.55	—
Incheon (PV) site	6.1	0.3	15.50	—
Boryeong (fuel cell) site	9.4	0.3	82.43	173.35
Shin Boryeong (fuel cell) site	0.2	7.5	57.37	92.01

Total	15.0	10,203.2	62.13	60.28

Note:

(1)	Seocheon #1 and Seocheon #2 were shut down in July 2017 and Seoul #5 was shut down in April 2017.

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2017 and the average capacity factor and average fuel cost per kilowatt in 2017 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	11.7	6,100	76.1	53.43
Oil-fired:
Pyeongtaek #1, 2, 3, 4	36.1	1,400	8.8	110.61
Combined cycle:
Pyeongtaek #1, 2	11.2	1,348.5	24.9	92.56
Gunsan	7.6	718.4	18.1	107.46
West Incheon	25.5	1,800	16.3	99.88
Hydroelectric:
Taean	9.3	2.2	17.9	—
Solar:
Taean	0.6	14.5	14.0	—
Pyeongtaek	1.0	2.9	13.3	—
West Incheon	0.5	1.19	13.6	—
Gunsan	2.2	0.95	13.3	—
Samryangjin	10.1	3.0	14.5	—
Sejong City	5.5	5.0	15.1	—
Gyeonggi-do	4.7	2.5	15.2	—
Yeongam	4.8	13.3	16.5	—
Fuel Cell:
West Incheon 1	2.8	16.2	74.7	—
West Incheon 2
Wind Power:
Hwasun	2.1	16	19.1	—
Integrated gasification combined cycle:
Taean	1.4	346.3	42.4	77.69

Total	15.9	11,791.0	48.6	61.93

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2017 and the average capacity factor and average fuel cost per kilowatt in 2017 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	16.3	4,000	88.1	50.4
Samcheok #1	0.8	2,044	43.3	58.7
Oil-fired:
Nam Jeju #3, 4	11.0	200	71.5	152.5
Combined cycle:
Shin Incheon #1, 2, 3, 4	21.2	1,800	21.2	97.6
Busan #1, 2, 3, 4	14.2	1,800	33.9	93.1
Yeongwol #1	7.2	848	7.7	103.6
Hallim	21.5	105	11.2	163.5
Andong #1	3.8	362	39.4	88.9
Wind power:
Hankyung	11.2	21	19.9	1.24
Seongsan	8.2	20	27.4	0.72
Solar	6.2	7	13.8	0.11

Small Hydropower	0.4	3	28.9	—

Total	12.7	11,210	51.8	63.9

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2017 and the average capacity factor and average fuel cost per kilowatt in 2017 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	10.3	6,040	66.7	80.97
Honam #1, 2	44.7	500	78.5	93.77
Anthracite:
Donghae #1, 2	18.8	400	72.5	99.65
Oil-fired:
Ulsan #4, 5, 6	37.5	1,200	19.9	176.75
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	14.1	2,072	35.6	117.93
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	23.9	900	13.6	197.02
Mini hydro:
Dangjin	6.3	8.1	32.7	174.44
Photovoltaic:
Dangjin	6.6	1.0	14.0	395.60
Ulsan	6.1	0.6	14.0	367.43
Kwangyang	5.3	2.3	12.0	764.13
Dangjin Storage Facility	5.1	0.7	14.9	106.23
Dangjin Waste Treatment Facility	5.3	1.3	11.4	427.26
Dangjin Intake Channel Facility	4.5	1.0	13.5	104.18
Dangjin Coal Depot Roof Facility	0.6	3.4	11.3	141.49
Donghae	11.4	1.0	11.0	783.14
Donghae Sewage Disposal Plant Facility	0.1	4.4	0.1	933.36
Soowon Environment Center Facility	3.9	1.5	16.4	189.85
Kwangyang Port Warehouse Facility	3.6	1.1	16.1	196.29
Fuel cell:
Ilsan # 1	8.3	2.4	69.8	296.41
Ilsan # 2	6.8	2.8	82.9	295.71
Ilsan # 3	4.8	2.8	82.7	283.85
Ulsan	4.3	2.8	75.9	207.66
Wind Power:
YeongGwang Jisan	5.3	3.0	11.6	55.13
Biomass:
Donghae	4.5	30.0	76.1	255.18

Capital Landfill Cogeneration Facility	3.8	5.0	0.0	—

Total	16.9	11,187	52.2	94.91

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

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1-10	5,050 MW (500 MW×8, 1,050 MW×2)	EP(1) upgrade (#2, 2016) EP(1) upgrade (#1, 3, 2017) SCR(2) upgrade (#2, 4, 7, 2016) SCR(2) upgrade (#1, 3, 8, 9, 10, 2017) FGD(5) upgrade, (#1, 3, 2017)	Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong #1-2	1,000 MW (500 MW×2)	FGD upgrade (#1, 2, 2014)	Performance- improvement	KOMIPO
Boryeong #3-6	2,000 MW (500 MW×8)	Retrofit(#3, 2019) Retrofit(#5, 6, 2021) Retrofit(#4, 2023) FGD, EP, SCR upgrade (#3, 2019) FGD, EP, SCR upgrade (#5, 6, 2021) FGD, EP, SCR upgrade (#4, 2023)	Lifetime extension & Performance- improvement Performance- improvement	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	FGD,EP upgrade (#7, 2025) FGD,EP upgrade (#8, 2026)	Performance- improvement	KOMIPO
Seocheon #1-2	400 MW (200 MW×2)	SCR(2) : 2012	Anti-pollution	KOMIPO
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC(3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #1-2	1,120 MW (560 MW ×2)	Boiler, EP, Draft System Upgrade (#1, 2: 2012)	10 years Refurbishing- modernization	KOSEP
Yeongdong#1	125 MW (125 MW ×1)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass(4) #1: 2017)	Renewable energy	KOSEP

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2017, our transmission system consisted of 33,955 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 839 substations with aggregate installed transformer capacity of 311,869 megavolt-amperes.

As of December 31, 2017, our distribution system consisted of 115,945 megavolt-amperes of transformer capacity and 9,287,199 units of support with a total line length of 483,467 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.57% of our gross generation in 2017. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems for 22 million households for target completion by 2020 as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2017, we have installed 5.2 million smart meter units, and plan to install an additional 17 million units by 2020. The AMI project is expected to cost Won 1.6 trillion through 2020.

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

Leveraging our experience gained through high-tech intelligent power transmission and distribution network, or “smart grid” test beds in Jeju Island from 2009 to 2013, we plan to expand our smart grid project. In 2014, we successfully implemented the KEPCO Building Energy Management System (K-BEMS), our smart grid technology, at our Guri-Namyangju branch. In recognition of our achievement, we were awarded an honorable mention from the International Smart Grid Action Network and a special prize from the Global Smart Grid Federation in 2015. By the end of 2017, we implemented smart grid technology in 120 of our branches, and we plan to expand implementation of smart grid technology to residential and industrial buildings.

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

In December 2014, we conducted a pilot project for this initiative by installing a 52 megawatts energy storage system at the Seo-Anseong substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems, and we expanded the energy storage capacity nationwide by an additional 184 megawatts in 2016 and an additional 140 megawatts in 2017, with a total capacity of 376 megawatts as of December 31, 2017. In addition, we completed construction of one of the world’s largest indoor energy storage systems for frequency regulation in Gimje substation with a 48 megawatts capacity.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment friendly electric vehicles, we plan to install 3,000 high-speed electric vehicle charging stations primarily in public space by 2022. We also plan to establish approximately 4,000 electric vehicle charging infrastructures in residential building complexes by the end of 2018.

Other “New Energy” Initiatives

In addition to the above, we are currently taking various initiatives in the “new energy” field, including conducting feasibility studies for diagnostic and/or preventive systems for our transmission networks using unmanned drone applications and smart sensors based on the “Internet of Things (IoT)” technology.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Capital Investment Program.”

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 38.1%, 37.1% and 34.8% of our fuel requirements for electricity generation in 2015, 2016 and 2017, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2017, KHNP purchased 100%, or approximately 4,000 tons, of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, the United Kingdom, Kazakhstan, Germany, Niger, Australia and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Germany, Japan, China, Russia, the United Kingdom and the United States. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 46.2%, 45.9% and 52.2% of our fuel requirements for electricity generation in 2015, 2016 and 2017, respectively, and anthracite coal accounted for 1.7%, 1.8% and 1.0% of our fuel requirements for electricity generation in 2015, 2016 and 2017, respectively.

In 2017, our generation subsidiaries purchased approximately 92.8 million tons of bituminous coal, of which approximately 38%, 31%, 11%, 9% and 11% were imported from Indonesia, Australia, Russia, South Africa and others, respectively. Approximately 82% of the bituminous coal requirements of our generation subsidiaries in 2017 were purchased under long-term contracts with the remaining 18% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 90,902, Won 89,118 and Won 98,891 in 2015, 2016 and 2017, respectively.

In 2017, our generation subsidiaries purchased approximately 0.9 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 108,346, Won 96,121 and Won 124,036 in 2015, 2016 and 2017, respectively.

Oil

Oil accounted for 2.2%, 3.0% and 1.2% of our fuel requirements for electricity generation in 2015, 2016 and 2017, respectively.

In 2017, our generation subsidiaries purchased approximately 7.1 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 67,517, Won 53,842 and Won 77,188 in 2015, 2016 and 2017, respectively.

LNG

LNG accounted for 10.7%, 10.7% and 8.7% of our fuel requirements for electricity generation in 2015, 2016 and 2017, respectively. In 2017, for use in electricity generation we purchased approximately 4.8 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 21.57 equity interest (excluding treasury shares). In 2017, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 5.05 million tons of LNG in 2017, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG under our contract with Korea Gas Corporation was Won 775,663, Won 594,662 and Won 655,127, in 2015, 2016 and 2017, respectively.

Hydroelectric

Hydroelectric power generation accounted for 1.0%, 1.1% and 1.2%, of our fuel requirements for electricity generation in 2015, 2016 and 2017, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 1.7% per annum for the five years ended December 31, 2017. According to the Bank of Korea, the compounded growth rate for GDP was approximately 3.0% for the same period. The GDP growth rate was approximately 2.8%, 2.9% and 3.1% during 2015, 2016 and 2017, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2013	2014	2015	2016	2017
Growth in GDP	2.9%	3.3%	2.8%	2.9%	3.1%
Growth in electricity consumption	1.8%	0.6%	1.3%	2.8%	2.2%

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

	2013 (GWh)	YoY growth (%)	2014 (GWh)	YoY growth (%)	2015 (GWh)	YoY growth (%)	2016 (GWh)	YoY growth (%)	2017 (GWh)	YoY growth (%)	% of Total 2017
Residential	65,815	0.5	64,457	(2.1)	65,619	1.8	68,057	3.7	68,544	0.7	13.5
Commercial	102,196	0.6	100,761	(1.4)	103,679	2.9	108,617	4.8	111,298	2.5	21.9
Educational	7,947	1.1	7,438	(6.4)	7,691	3.4	8,079	5.1	8,316	2.9	1.6
Industrial	265,373	2.8	272,552	2.7	273,548	0.4	278,828	1.9	285,969	2.6	56.3
Agricultural	13,866	8.5	14,505	4.6	15,702	8.3	16,580	5.6	17,251	4.0	3.4
Street lighting	3,156	(0.1)	3,221	2.1	3,341	3.7	3,462	3.6	3,557	2.7	0.7
Overnight Power	16,496	(6.4)	14,658	(11.1)	14,075	(4.0)	13,416	(4.7)	12,811	(4.5)	2.5

Total	474,849	1.8	477,592	0.6	483,655	1.3	497,039	2.8	507,746	2.2	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 285,969 gigawatt hours in 2017, representing a 2.6% increase from 2016, largely due to the continued export-based growth of the Korean economy, which resulted in increased industrial output and greater utilization of industrial plants. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea, which in recent years have resulted in increased office building construction, office automation and use of air conditioners and heaters. Demand for electricity from the commercial sector increased to 111,298 gigawatt hours in 2017, representing a 2.5% increase from 2016 largely due to the recovery of market demand as a result of various Government policies to boost the economy. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 68,544 gigawatt hours in 2017, representing a 0.7% increase compared to 2016, largely due to an increase in household electricity usage for air conditioning and heating.

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

	2013	2014	2015	2016	2017
Facility reserve margin	7.5%	16.3%	19.4%	17.6%	34.0%
Supply reserve margin	5.5%	11.5%	11.6%	8.5%	12.3%

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, a Korean equity market index, and the correlation of the stock price of our company with KOSPI. In 2016, the approved rate of return on the debt component of the rate base was 0.9% while the approved rate of return on the equity component of the rate base was 3.34%. As a result of such approved rates of returns, the fair rate of return in 2016 was determined to be 4.24%. The fair rates of return for 2017 and 2018 have not yet been determined.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Between 2014 and 2016, however, largely due to a decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return; however, substantially all of the resulting excess has been used to fund capital expenditure and repair and maintenance, as well as to offer tariff discounts to economically or otherwise disadvantaged households, and make investments in renewable energy and other environmental programs.

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

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2017, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity, focusing on stable supply of electricity and increasing the portion of low carbon electricity supply sources, among others. To revise the Seventh Basic Plan, in December 2017, the Government announced the Eighth Basic Plan which are more environmentally focused than the Seventh Basic Plan and to be effective for the period from 2017 to 2031. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system, in order to increase utilization of LNG energy sources, which are cleaner but more expensive than nuclear or coal energy sources. Furthermore, the Eighth Basic Plan includes the following implementing measures: (i) six new nuclear generation units in a planning stage would not be constructed, (ii) extension of life of 10 decrepit nuclear generation units would not be granted, (iii) Wolsong #1 unit is not counted as part of domestic energy generation capacity, (iv) seven decrepit coal-fired generation plants will be retired by 2022, (v) six other coal-fired generation plants shall be converted to LNG fuel use and (vi) domestic renewable energy generation capacity shall be expanded to 58.5 gigawatts by 2030.

In January 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2014 to 2035 and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing the growth of electricity demand by 15% by 2035 through efficiency enhancement programs compared to the projected growth in the absence of such efficiency enhancement programs, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and environmental friendliness, (iv) strengthening resource exploration and fuel procurement capabilities to enhance Korea’s energy security, (v) ensuring stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (vi) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vii) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of low-income consumers. In addition, the Second Basic National Energy Plan has revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008, which covered the period from 2008 to 2030. In March 2018, the Government announced its plan to establish the Third Basic National Energy Plan by the end of 2018.

We cannot assure that the Eighth Basic Plan, the Second Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at affordable costs to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2015, 2016 and 2017, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2015	2016		2017
(In billions of Won)
￦15,750	￦	13,950	￦	13,711

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2018 to 2021 based on the Eighth Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2018	2	Nuclear power	2,800
	2	LNG-combined	240
2019	1	Nuclear power	1,400
	3	LNG-combined	1,315
2020	1	Coal fired	1,000
	1	LNG-combined	125
2021	None

For the period from 2022 to 2023, our generation subsidiaries currently plan to complete two additional nuclear units with an aggregate installed capacity of 2,800 megawatts.

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

The table below sets forth, for the period from 2018 to 2020, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Eighth Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2018		2019		2020		Total
	(in billions of Won)
Generation(1):
Nuclear	￦	4,076	￦	4,243	￦	3,491	￦	11,810
Thermal		3,362		3,123		4,120		10,605
Renewables and others		891		1,789		1,857		4,537

Sub-total		8,329		9,155		9,468		26,952

Transmission and Distribution:
Transmission		2,938		3,529		3,433		9,900
Distribution		2,881		2,587		2,603		8,071

Sub-total		5,819		6,116		6,036		17,971

Others(2)		1,668		1,909		2,076		5,653

Total	￦	15,816		17,180	￦	17,580	￦	50,576

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Eighth Basic Plan.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small- to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that are twice as more rigorous than the current standards to be in effect by the first half of 2018. Compliance with such measures is expected to result in our incurring significant costs.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we and our generation subsidiaries maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 3,831 billion and US$383 million, the full amount of which was available as of December 31, 2017. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13.0 billion, of which approximately US$8.9 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

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

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In recognition of our efforts and achievements to reduce carbon emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and in 2016 and 2017 we were recognized by the Carbon Disclosure Project and received honors in energy and utility sector. In 2015, 2016 and 2017, pursuant to the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability, we were selected as one of the notable companies in the Asia Pacific in the global electricity utility sector. We aim to become a global leader in carbon management and reduction.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2017.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	14	12	14	14	18
Selective Non-catalytic Reduction System	1	—	—	—	6
Selective Catalytic Reduction System	14	20	15	14	18
Electrostatic Precipitation System	16	14	14	14	18
Low NO2 Combustion System	20	26	30	30	27

Total	65	72	73	72	87

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a carbon emission trading system under which the Government will allocate the amount of permitted carbon emission to companies by industry and a company whose business emits more carbon than the permitted amount may purchase the right to emit more carbon through the carbon emission trading exchange. This system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and made a test run of the trading system to ensure its smooth operation; during this phase, the carbon emission rights were allocated without charge. During the second phase (2018 to 2020), the system will be applied to a limited scope of industries and companies, where the carbon emission right will be allocated at a relatively low price, but not freely. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive carbon emission reduction targets. The amount of required reduction for the second phase of 2018 to 2020 is expected to be determined by June 2018. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive carbon emission reduction targets. In December 2016, the Government announced the Climate Change Response Initiatives and 2030 National Greenhouse Gas Reduction Roadmap, which set forth the carbon emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. The 2030 National Greenhouse Gas Reduction Roadmap sets forth a national reduction target of greenhouse gas by 219 million tons in the aggregate, amounting to a 25.7% reduction by 2030. The roadmap also set forth reduction targets for eight domestic sectors and the first three sectors with the largest reduction targets are electricity generation, industry and buildings. Our business is classified as part of the electricity generation sector, for which greenhouse gas reduction of 64.5 million tons is requested by year 2030. We are aiming to contribute to 80% of such reduction target for the sector, while such reduction target may change pursuant to an amendment to the 2030 National Greenhouse Gas Reduction Roadmap which the Government is expected to announce in 2018. Adhering to such emission and greenhouse gas reduction requirement is expected to result in our incurring significant compliance costs.

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

Year(1)	SOx (g/MWh)	NOx (g/MWh)	TSP(2) (g/MWh)	CO2 (kg/MWh)
2015	165	266	8	464
2016	156	246	7	477

Notes:

(1)	The amounts of annual emission for 2017 are expected to be determined in June 2018.
(2)	“TSP” means Total Suspended Particles.

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environment-friendly measures to foster community goodwill. For example, under the Persistent Organic Pollutants Management Act enacted in 2007, we are required to remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2025. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, as well as consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environment-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries acquired the ISO 14000 certification, an environmental management system widely adopted internationally, in 2007 and have made it a high priority to make our electricity generation and distribution more environmentally friendly. In addition to the ISO 14000 certification, we further reinforced our environmental management system by acquiring the ISO 14001 certification as well as a domestic “GMS (Green Management System), KS I 7001/7002” certification, which relates to the management of resources, energy, green house effects and social responsibilities, in 2013. In 2014, we were awarded the presidential award for environmental contributions as a corporate citizen, after scoring the highest among 102 corporations that competed for the award. In order to encourage the implementation of environment-friendly measures by other corporations and enhance environmental awareness at a social level, we have been disclosing our environment-related activities and achievements to the public through the Environment Information System managed by the Ministry of Environment since 2012.

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

The following table sets forth the generation capacity and generation volume in 2017 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	651	1,076
Wind Power	138	209
Solar Energy, Fuel Cells and Biogas	682	2,485

Subtotal	1,471	3,770
As percentage of total(2)	1.8%	0.9%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 3.5% in 2016, 4.0% in 2017 and 5.0% in 2018 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2016, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2017 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2017 or for subsequent years, such generation subsidiary may become subject to fines. We expect that any additional costs required for implementation of the Renewable Portfolio Standard program will be covered by a corresponding increase in electricity tariff. However, there is no assurance that the Government will in fact raise the electricity tariff to a level sufficient to fully cover such additional costs or at all.

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

Furthermore, under the new electricity rate structure effected by the Government effective January 1, 2017, a temporary rate discount will apply in the case of investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars during 2018 to 2020.

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

Under the Act for Supporting the Communities Surrounding Power Plants, activities required to be undertaken under the Act are funded partly by the Electric Power Industry Basis Fund (see “—Sales and Customers—Electricity Rates”) and partly by KHNP as part of its budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to Won 0.25 per kilowatt-hour of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year, Won 5 million per thousand kilowatts of hydroelectric generation capacity and Won 0.5 million per thousand kilowatts of pumped-storage generation capacity. In addition, under Korean tax law, KHNP is required to pay local tax levied on its nuclear generation units in an amount equal to Won 1 (effective January 1, 2015, which reflects an increase from the previous Won 0.5 per kilowatt-hour of their generation volume in the affected areas) and Won 2 per 10 cubic meters of water used for hydroelectric generation.

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

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and Jeollanamdo, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, we provide funding, business networks and research and development assistance to companies which entered into investment contracts with us. As of March 31, 2018, we had signed agreements with 280 companies relating to investments in the Bitgaram Energy Valley, and we currently aim to increase the total number of companies investing in the Bitgaram Energy Valley to 350 companies by the end of 2018 and 500 companies by the end of 2020.

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

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments, including for low power-shutdown states, for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori #1, Hanbit #5 and #6, Hanul #1, #2, #3 and #4 and Wolsong #1, #3 and #4. Reviews for Kori #2, #3 and #4, Hanbit #1, #2, #3 and #4, Hanul #5 and #6 and Wolsong #2 are in progress. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program based on the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants in commercial operation.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. In particular, KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team and the Expert Mission Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted seven WANO Peer Reviews for Wolsong #3 and #4 in 2017. KHNP also invited WANO Follow-up Peer Review Team at Hanbit #1, #2, #3, #4, #5 and #6, Kori #1, #2, #3 and #4, Shin-Wolsong #1 and #2 in 2017. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants.

The average level of radiation dose per unit amounted to a relatively low level of 0.30 man-Sv in 2017, which was substantially lower than the global average of 0.63 man-Sv/year in 2017 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 50 comprehensive safety improvement measures. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2017, KHNP has completed implementation of all such measures.

From time to time, our nuclear generation units may experience unexpected shutdowns. For example, on September 12, 2016, multiple earthquakes including a magnitude 5.8 earthquake hit the city of Gyeongju, a home to KHNP’s headquarters and Wolsong Nuclear Power Plant. Although there was no material safety issues, KHNP had manually stopped the operations of Wolsong Nuclear Power Plant units #1, 2, 3, and 4 according to the safety guidelines. All units have resumed their operations on December 5, 2016, with the approval by the Nuclear Power Safety Commission. KHNP continues to implement measures to improve the safety by reinforcing seismic capability of its core facilities and performing stress tests across all its nuclear power plants. In 2017, KHNP finished the implementation of such measures for 21 units and enhanced seismic design of the core facilities to withstand a magnitude 7.0 earthquake (6.5 before implementation). Implementation of such measures for the remaining 3 units are expected to be finished in 2018. As for the units under construction (Shin-Kori#5 and #6), the core facilities will be able to withstand a magnitude 7.4 earthquake.

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

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects, such as installing high-density racks in spent fuel pools and building dry storage facilities. Through these activities, we expect that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2018. The policy for spent fuel management options is currently under development.

In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in order to centralize management of the disposal of spent fuel and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of spent fuels and LILW. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for spent fuel is paid based on the quantity generated every quarter. LILW-related management costs and charges for spent fuel are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2017, after the review by the committee composed of Government officials, KHNP, Korea Radioactive Waste Management Corporation and experts in finance and accounting, LILW-related management costs were increased while charges for spent-fuel remained the same. The change in LILW-related management costs caused an increase in KHNP’s expenses relating to radioactive waste.

All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors—Our risk management policies and procedures may not be fully effective at all times.”

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1 and the initial phase of decommissioning (namely, safety inspection and removal of spent fuels) of Kori #1 has begun after its permanent shutdown in June 2017. In February 2015, KHNP also renewed the operation license of Wolsong #1 (which originally expired in November 2012) for an additional ten years until 2022. In June 2015, reactivation of Wolsong #1 was approved by the NSSC after periodic inspection. However, a civic group has since then brought a lawsuit to reverse such approval, and in February 2017, a lower court ruled to annul the NSSC’s approval, which ruling has since been appealed. At present, the outcome of this litigation remains uncertain. It is also reported that by the first half of 2018, the Government will announce the timing for the shutdown of the Wolsong #1 unit. As of December 31, 2017, The book value of property, plant and equipment and provision for decommissioning costs of Wolsong #1 unit is Won 608 billion and Won 642 billion, respectively. If Wolsong #1 unit is prohibited from operation, we may incur significant losses in connection with the property, plant and equipment of Wolsong #1 unit. In addition, the amount of provision for decommissioning expenses may increase significantly, and the timing of actual cash outflows may be accelerated. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In 2017, due to decreased actual discount rates and the increased decommissioning cost per unit, the total amount of allowances increased as of December 31, 2017, and, as a result, KHNP was required to accrue Won 15,864 billion for the costs of dismantling and decontaminating existing nuclear power plants as of December 31, 2017, which consisted of dismantling costs of nuclear plants of Won 13,007 billion and dismantling costs of spent fuel and radioactive waste of Won 2,856 billion. For accounting treatment of decommissioning costs, see Item 5.A. “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

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

Throughout the years, we have sought to expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants, transmission and distribution and mining and development of fuel sources. While strategically important, we believe that our overseas activities, as currently being conducted, are not in the aggregate significant in terms of scope or amount compared to our domestic activities. In addition, a number of the overseas contracts currently being pursued are based on non-binding memoranda of understanding and the details of such projects may significantly change during the course of negotiating the definitive agreements.

Below is a description of our major overseas projects.

Generation projects

Nuclear Generation Project

In December 2009, following an international open bidding process, we entered into a prime contract for the original contract amount of US$18.6 billion with the Emirates Nuclear Energy Corporation (the “ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design and construct four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. Under the contract, we and our subcontractors, some of which are our subsidiaries, are to perform various duties including, among others, designing and constructing four nuclear power generation units each with a capacity of 1,400 megawatts, supplying nuclear fuel for three fuel cycles including initial loading, with each cycle currently projected to last for approximately 18 months, and providing technical support, training and education related to plant operation. In connection with the parties’ execution of an amendment to the prime contract, the target completion dates for the four units were amended to range between December 2018 and December 2020.

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

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$450 million. We are expected to participate in the operation of the project for a period of 50 years ending 2057. The total installed capacity of these projects is 6,532 megawatts and capacity under construction was 2,603 megawatts, and our equity interest in the partnership was 34%.

In October 2007, we invested US$9.1 million in KEPCO Energy Resource Nigeria Ltd. (“KERNL”), a joint venture with Energy Resource Ltd., a Nigerian company. In May 2007, KERNL entered into a share purchase agreement with the Nigerian government for the purchase of 70% of the equity capital of Egbin Power Plc in Nigeria, which owns and operates the Egbin power plant, a 1,320-megawatt gas-fired power plant in Lagos, Nigeria for a consideration of approximately US$407 million. The acquisition was completed in October 2013, and in June 2013, we entered into a contract with Egbin Power Plc for the operation and maintenance of the Egbin power plant. The contract price was US$315 million and we provided operation and maintenance services to Egbin Power Plc between November 2013 and February 2016. The contract with Egbin Power Plc was terminated in December 2017 due to a force majeure event.

In July 2008, a consortium consisting of us and Xenel of Saudi Arabia won the bid to “build, own and operate” a gas-fired power plant with installed capacity of 373 megawatts in Al Qatrana, near Amman, and we entered into definitive agreements in October 2009. Construction of this project was completed in December 2011, and the plant is currently in operation and will be operated until 2035. The total project cost was US$461 million, of which the consortium made an equity contribution of US$143 million and the remainder was funded with debt financing. We and Xenel own 80:20 equity interests in the project, respectively.

In December 2008, we formed a consortium with ACWA Power International of Saudi Arabia and submitted a bid for the 1,204 megawatt oil-fired power project in Rabigh, Saudi Arabia. In March 2009, we were selected as the preferred bidder, and in July 2009, we entered into a power purchase agreement with Saudi Electricity Company. Construction of the project was completed in April 2013, and we will participate in the operation of the plant for 20 years. The total project cost was approximately US$2.5 billion. We currently hold a 40.0% equity interest in the joint venture entity, Rabigh Electricity Company, which operates the project.

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

In October 2010, a consortium including us was selected by Abu Dhabi Water & Electricity Authority (“ADWEA”), a state-run utilities provider in the UAE, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facilities in Shuweihat, UAE with aggregate capacity of 1,600 megawatts. Construction was completed in July 2014 and we will participate in the operation of the plant until 2039. The total project cost was approximately US$1.4 billion, of which 20% was financed through equity investments by the consortium members and the remaining 80% through debt financing. Equity interests in the consortium are owned by ADWEA (60.0%), Sumitomo (20.4%) and us (19.6%). The total amount of our equity investment in the project is approximately US$56 million.

In January 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services of Finland was selected by National Electric Power Corporation, a state-run electricity provider in Jordan, to construct and operate a diesel engine power project in Almanakher with an expected total generation capacity of 573 megawatts. Construction of this project was completed in October 2014 and the plant is currently in operation and will be operated until 2039. The total project cost was approximately US$760 million, of which the consortium made an equity contribution of approximately US$190 million and the remainder was funded with debt financing. We, Mitsubishi Corporation and Wartsila Development & Financial Services own 60:35:5 equity interests in the project, respectively. Our equity investment in this project is US$104 million.

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatt coal-fired power plant in Thanh Hoa province, Vietnam. We plan to commence construction in June 2018 with target completion by June 2022, followed by operation for 25 years. The total project cost is expected to be US$2.51 billion, of which 25% will be funded by equity contribution and the remaining 75% by debt financing. The share capital of the special purpose entity in charge of this project is US$590 million, and we and Marubeni each hold 50% equity interest in such entity.

On October 6, 2016, a consortium comprised of us, Marubeni Corporation and four local entities, with equity interest in the consortium of 24.5%, 24.5% and 51.0%, respectively, was notified that it has been selected by the Republic of South Africa Department of Energy as the preferred bidder for the construction and operation project of a coal-fired power plant in the Republic of South Africa. Once negotiations and financing arrangements are completed, the construction of the coal-fired power plant is expected to commence. The plant is expected to have an aggregate capacity of 630 megawatts, and construction is expected to take 52 months beginning in November 2018. The consortium plans to participate in the operation of the plant for a period of 30 years ending 2053. The total cost of the project is estimated to be around US$2.14 billion, of which our total capital investment is expected to be approximately US$133 million. In connection with the project, we plan to establish a holding company and a project company in the Republic of South Africa.

On September 28, 2017, we entered into a joint development agreement with Tadmax Resources Bhd, a Malaysian corporation, in relation to a gas-fired power plant with capacity of 1,200 megawatts in Pulau Indah, Malaysia. We obtained approval for this project from Malaysian Energy Commission, the project sponsor. We will hold a 25% equity interest in this project, and Tadmax Resources Bhd will hold a 75% equity interest in it. The total project cost is expected to be approximately US$1 billion, and we expect to invest approximately US$50 million for the equity interest. Upon closing of the financing, the construction for this project will begin in the fourth quarter of 2019, following the approval of the applicable tariff rates by the Malaysian Energy Commission, which is currently expected to occur in the fourth quarter of 2018. This project marks our first entry into the Malaysian power generation market. We expect to enter into a power purchase agreement with Tenaga Nasional Berhad for a term of 21 years, with a goal of generating a stable revenue stream from this project.

Exploration and Production Projects

In order to secure a more reliable supply of fuel for power generation and hedge against fluctuations in fuel price, from 2007 to 2016, we pursued overseas exploration and production projects, including five bituminous coal projects and five uranium projects involving investments of approximately Won 1.6 trillion. However, pursuant to the Government’s Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced in June 2016, as of December 31, 2016, except for the Bylong project described below, we transferred all our assets and liabilities for our overseas resource business to our six generation subsidiaries, which are the end-consumers of fuels and are therefore expected to more responsively manage these projects. The amount of net assets that we transferred to our generation subsidiaries as of December 31, 2016 was Won 622 billion.

Some of the assets transferred include our equity interest in PT Adaro Energy TBK, which is one of the largest coal producers in Indonesia, as well as our 20% equity interest in PT. Bayan Resources Tbk pursuant to which we were entitled to an off-take of 7 million tons per year beginning in 2015.

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

Since 2005, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$600 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2017, the joint venture operated 22 wind farms with a total capacity of 1,017 megawatts and added 7-megawatt photovoltaic power station to the grid.

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

In June 2015, we entered into a memorandum of understanding with Energy Product, a Japanese local developer, to build, own and operate photovoltaic power station with a capacity of 28 megawatts, together with a 13.7 megawatts-hour energy storage system, in Chitose, Hokkaido prefecture in Japan. The parties subsequently signed the joint development agreement and other definitive agreements. The power station, in which we own 80.1% interest, started commercial operation in July 2017. Total project cost is approximately JPY 11.3 billion, of which 20% was financed through 80:20 equity investments by us and EP. The remaining 80% is funded through debt financing.

In August 2016, we entered into a Purchase and Sale Agreement with Cogentrix Solar Holdings to operate a photovoltaic power station in Colorado, United States, with a capacity of 30 megawatts for 25 years. Total project cost is approximately US$85 million, of which 50.1% was financed through 50.1:49.9 equity investments by us and a private equity fund formed by us and National Pension Service. It was our first foray into the North American power market.

In June 2017, a consortium between us and LG CNS Co., Ltd. won a project to build, own and operate a photovoltaic power station in Guam, United States, with a capacity of 60 megawatts for 25 years, including 32 megawatts-hour energy storage system. The total project cost is approximately US$200 million, of which 23% will be financed through equity investment by us and LG CNS Co., Ltd., each holding 70% and 30% of equity interests, respectively, and the remaining 77% will be funded through debt financing. The consortium is expected to enter into a definite agreement with Guam Power Authority in the first half of 2018 and the construction of the project is expected to start by the second half of 2018. It is expected the power station will begin commercial operation by April 2021.

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

At the end of 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. However, we suspended power transmission to the Kaesong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. As of December 31, 2017, the book value of our facility located at the complex was Won 19 billion. For the year ended December 31, 2017, the amount of trade receivables from the companies residing in Kaesong complex was Won 3 billion. It is currently uncertain if we can exercise the property rights for our facility in the Kaesong complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for

Shin-Kori #4, #5 and #6 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$435 million, at the rate of 1 SDR = US$1.450660 as posted on the Internet homepage of the International Monetary Fund on April 9, 2018 per plant complex, for a total coverage of 1.5 billion SDRs. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.5 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2017, we and our generation subsidiaries owned approximately 70.3% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 22.9% of total power generation in 2017 and 29.7% of total generation capacity as of December 31, 2017. As of December 31, 2017, there were 17 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Eighth Basic Plan announced in December 2017, six coal-fired units under construction with aggregate generation capacity of 6,260 megawatts are scheduled to be completed between 2021 and 2022. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2018, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2017, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 34,834 billion, which consisted of reserve for business expansion of Won 29,017 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

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

Debt Reduction Program and Related Activities

In 2014, in light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and as approved by the Public Agencies Operating Committee in June 2014, previously set for 2017 target debt-to-equity levels and undertook various programs to reduce debt and improve the overall financial health, including through rationalizing and applying stricter review to (from a profitability and efficiency perspective) various aspects of our operations (both domestic and overseas), inviting private sector investments, disposing of non-core assets (such as non-core or loss-generating overseas operations and real property unrelated to operations), reducing costs, exploring alternative ways to generate additional revenue and developing contingency plans for further cost savings. Such debt-reduction initiatives ended at the end of 2017 as initially planned. However, we plan to continue carry out similar initiatives to manage our level of debt.

The following table summarizes the debt-to-equity ratio targets for 2017 and some of the actions that we and our generation subsidiaries undertook as part of such debt reduction program.

Entity	Target Debt-to- Equity Level(1)	Actual Debt-to-Equity Level(1)	Other Related Activities
KEPCO	96% by 2017	89.9% as of December 31, 2016; 91.0% as of December 31, 2017	- Sale of non-core assets (real property) unrelated to operations - Sale of its overseas resource development assets to its generation subsidiaries
KHNP	117% by 2017	108% as of December 31, 2016; 114% as of December 31, 2017	- Stricter review of new business projects - Rationalization of the procurement process and other budget reduction efforts
EWP	99% by 2017	101% as of December 31, 2016; 92.8% as of December 31, 2017	- Proposed sale of shares in GS Donghae Electric Power Co., Ltd. and six other domestic and overseas companies
KOMIPO	167% by 2017	152% as of December 31, 2016; 168% as of December 31, 2017	- Construction project coordination - Cost savings and other efficiency improvement efforts
KOSEP	110% by 2017	101% as of December 31, 2016; 99.9% as of December 31, 2017	- Cost savings and budget reduction efforts - Discovering new business profit models
KOSPO	139% by 2017	139% as of December 31, 2016; 135% as of December 31, 2017	- Proposed sale of shares in domestic business that yield no revenues
KOWEPO	149% by 2017	150% as of December 31, 2016; 148% as of December 31, 2017	- Proposed sale of equity interests in Dongducheon Dream Power - Obtaining private sector investment in Pyeongtaek combined cycle #3 - Accelerated construction of generation units

Note:

(1)	Computed on a separate basis for KEPCO, EWP, and KOSPO.

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

Equity Holdings	Primary Business	Fair Value(1) as of December 31, 2017	Ownership Percentage as of December 31, 2017	Ownership Percentage to be Sold
		(in billions of Won)
KEPCO Engineering & Construction Co., Inc.	Architectural engineering for utility plants	598	65.77	14.77
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	39	29.00	29.00

Note:

(1)	Fair value has been computed as the product of the closing share price on December 31, 2017 multiplied by the number of shares owned by KEPCO.

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

As of December 31, 2017, we had 100 subsidiaries, 56 associates and 45 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2017 by name, the percentage of our shareholdings and their principal activities.

	Ownership (Percent)	Principal Activities
Associates:
Korea Gas Corporation(1)	20	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29	Electricity metering and others
YTN Co., Ltd.	21	Broadcasting
Cheongna Energy Co., Ltd.	44	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(2)	15	Power generation
Hyundai Green Power Co., Ltd.	29	Power generation
Korea Power Exchange(5)	100	Management of power market and others
AMEC Partners Korea Ltd.(3)	19	Resources development
Hyundai Energy Co., Ltd.(8)	31	Power generation
Ecollite Co., Ltd.	36	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25	Power generation
Taeback Guinemi Wind Power Co., Ltd.	25	Power generation
Pyeongchang Wind Power Co., Ltd.	25	Power generation
Daeryun Power Co., Ltd.(3, 9)	13	Power generation
Changjuk Wind Power Co., Ltd.	30	Power generation
KNH Solar Co., Ltd.	27	Power generation
SPC Power Corporation	38	Power generation
Gemeng International Energy Co., Ltd.	34	Power generation
PT. Cirebon Electric Power	28	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	15	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	15	Resources development
PT Wampu Electric Power	46	Power generation
PT. Bayan Resources TBK	20	Resources development
S-Power Co., Ltd.	49	Power generation
Pioneer Gas Power Limited(7)	39	Power generation
Eurasia Energy Holdings	40	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25	Power generation
Hadong Mineral Fiber Co., Ltd.(3)	8	Recycling fly ashes
Green Biomass Co., Ltd.(11, 14)	9	Power generation
PT. Mutiara Jawa	29	Manufacturing and operating floating coal terminal
Samcheok Eco Materials Co., Ltd.(10)	2	Recycling fly ashes
Noeul Green Energy Co., Ltd.	29	Power generation
Naepo Green Energy Co., Ltd.	42	Power generation
Goseong Green Energy Co., Ltd.(2)	1	Power generation
Gangneung Eco Power Co., Ltd.(2)	2	Power generation
Shin Pyeongtaek Power Co., Ltd.	40	Power generation
Heang Bok Do Si Photovoltaic Power Co., Ltd.	28	Power generation
Dongducheon Dream Power Co., Ltd.	34	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(2)	5	Power generation

	Ownership (Percent)	Principal Activities
SE Green Energy Co., Ltd.	48	Power generation
Daegu Photovoltaic Co., Ltd.	29	Power generation
Jeongam Wind Power Co., Ltd.	40	Power generation
Korea Power Engineering Service Co., Ltd.	29	Construction and service
Busan Green Energy Co., Ltd.	29	Power generation
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)(2)	19	Power generation
Korea Electric Vehicle Charging Service	28	Electric vehicle charge service
Ulleungdo Natural Energy Co., Ltd.	30	Renewable power generation
Korea Nuclear Partners Co., Ltd.	29	Electric material agency
Tamra Offshore Wind Power Co., Ltd.	27	Power generation
Korea Electric Power Corporation Fund(12)	98	Developing electric enterprises
Energy Infra Asset Management Co., Ltd.(3)	10	Asset management
Daegu clean Energy Co., Ltd.	28	Renewable power generation
YaksuESS Co., Ltd	29	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited(15)	62	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20	Power generation
PND solar., Ltd	29	Power generation

Joint Ventures:
KEPCO-Uhde Inc.(6)	53	Power generation
Eco Biomass Energy Sdn. Bhd.(6)	62	Power generation
Datang Chaoyang Renewable Power Co., Ltd.	40	Power generation
Shuweihat Asia Power Investment B.V.	49	Holding company
Shuweihat Asia Operation & Maintenance Company(6)	55	Maintenance of utility plant
Waterbury Lake Uranium L.P.	36	Resources development
ASM-BG Investicii AD	50	Power generation
RES Technology AD	50	Power generation
KV Holdings, Inc.	40	Power generation
KEPCO SPC Power Corporation(6)	75	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40	Power generation
Rabigh Electricity Company	40	Power generation
Rabigh Operation & Maintenance Company Limited	40	Maintenance of utility plant
Jamaica Public Service Company Limited	40	Power generation
KW Nuclear Components Co., Ltd.	45	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25	Power generation
GS Donghae Electric Power Co., Ltd.	34	Power generation
Global Trade Of Power System Co., Ltd.	29	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.	29	Power generation
KODE NOVUS I LLC	50	Power generation
KODE NOVUS II LLC	50	Power generation
Daejung Offshore Wind Power Co., Ltd.	50	Power generation

	Ownership (Percent)	Principal Activities
Amman Asia Electric Power Company(6)	60	Power generation
KAPES, Inc.(6)	51	R&D
Dangjin Eco Power Co., Ltd.	34	Power generation
Honam Wind Power Co., Ltd.	29	Power generation
Chun-cheon Energy Co., Ltd.	30	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(3)	15	Power generation
Nghi Son 2 Power Ltd.	50	Power generation
Kelar S.A(6)	65	Power generation
PT. Tanjung Power Indonesia	35	Power generation
Incheon New Power Co., Ltd.	29	Power generation
Seokmun Energy Co., Ltd.	29	Power generation
Daehan Wind Power PSC	50	Power generation
Barakah One Company(13)	18	Power generation
Nawah Energy Company(13)	18	Operation of utility plant
MOMENTUM	33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd.	29	Power generation
Yeonggwang Wind Power Co., Ltd.	41	Power generation
Chester Solar IV SpA(6)	82	Power generation
Chester Solar V SpA(6)	82	Power generation
Diego de Almagro Solar SpA	82	Power generation
South Jamaica Power Company Limited	20	Power generation

Notes:

(1)	The effective percentage of ownership (excluding the treasury stocks) is 21.57%.
(2)	We can exercise significant influence by virtue of our contractual right to appoint directors to the board of directors of this entity, and by strict decision criteria of our financial and operating policy of the board of directors.
(3)	We can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity.
(4)	We can exercise significant influence by virtue of our contractual right to appoint one out of four members of the steering committee of this entity. Moreover, we have significant financial transactions with this entity to the effect that we can exercise significant influence on this entity.
(5)	The Government regulates our ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between the Korea Power Exchange and our other subsidiaries. We can exercise significant influence by our right to nominate directors to the board of directors of this entity.
(6)	According to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, these entities are classified as joint ventures.
(7)	The reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(8)	As of December 31, 2017, 15.64% of ownership of Hyundai Energy Co., Ltd. was held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only do we have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank upon a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to us. In connection with this agreement, we applied the equity method on our 46.30% equity investment in Hyundai Energy Co., Ltd.
(9)	Following the merger of Daeryun Energy Co., Ltd. into Daeryun Power Co., Ltd., its parent, our effective percentage of ownership decreased to 19.45% after accounting for stock purchase options.
(10)	Our effective percentage of ownership (excluding the redeemable convertible preferred shares) is 25.54%.

(11)	Our effective percentage of ownership is less than 20%, but we can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity and the fact that a dominant portion of the investee’s sales transactions is generated from us.
(12)	Our effective percentage of ownership is more than 50% but we do not hold control over relevant business while we exercise significant influence by participating in the Investment Decision Committee. For this reason, this entity is classified as an associate.
(13)	Our effective percentage of ownership is less than 20%, but we have joint control over this entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.
(14)	The percentage of ownership decreased since we did not participate in the capital increase of Green Biomass Co., Ltd. during the period.
(15)	Our effective percentage of ownership is more than 50%, but we do not control this entity according to the shareholders’ agreement. For this reason, this entity is classified as an associate.

Item 4.D.	Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea. As of December 31, 2017, the net book value of our property, plant and equipment was Won 150,882 billion. As of December 31, 2017, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 285 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

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

During 2017, we completed the sales of 110 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 11.7 billion. The book value of such properties amounted to Won 7 billion, representing 0.09% of our total real properties as of December 31, 2017. The foregoing sales reflect our ongoing efforts to improve our financial soundness through debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

Under the Electricity Business Act and the Price Stabilization Act, the Government generally establishes electricity rates at levels that are expected to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of the fair investment return, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” From 2014 to 2015, largely due to the general decline of fuel prices, relatively stable exchange rates, the sale of the properties in our previous headquarters and the greater use of coal relative to LNG (the former being a cheaper source of fuel) as a proportion of the fuels used to produce electricity, our gross profit, operating profit and net profit increased significantly.

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

Demand for electricity in Korea grew at a compounded average rate of 1.7% per annum for the five years ended December 31, 2017. According to the Bank of Korea, the compounded growth rate for GDP was approximately 3.0% for the same period. The GDP growth rate was approximately 2.8%, 2.9% and 3.1% during 2015, 2016 and 2017, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2013	2014	2015	2016	2017
Growth in GDP	2.9%	3.3%	2.8%	2.9%	3.1%
Growth in electricity consumption	1.8%	0.6%	1.3%	2.8%	2.2%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•	The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 285,969 gigawatt hours in 2017, representing a 2.6% increase from 2016, largely due to the continued export-based growth of the Korean economy, which resulted in increased industrial output and greater utilization of industrial plants.

•	Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea, which in recent years have resulted in increased office building construction, office automation and use of air conditioners and heaters. Demand for electricity from the commercial sector increased to 111,298 gigawatt hours in 2017, representing a 2.5% increase from 2016 largely due to the recovery of market demand as a result of various Government policies to boost the economy.

•	Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 68,544 gigawatt hours in 2017, representing a 0.7% increase compared to 2016, largely due to an increase in household electricity usage for air conditioning and heating. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 83.3%, 81.5% and 77.8% in 2015, 2016 and 2017, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity. In contrast, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. Partly in response to the variance between our actual rates of return and the fair rate of return, the Government from time to time increases the electricity tariff rates, but there typically is a significant time lag for the tariff increase as such increase requires a series of deliberative processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use through sector-specific tariff increases. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Between 2014 and 2016, however, largely due to the decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return; however, substantially all of the resulting excess has been used to fund capital expenditure and repair and maintenance, as well as to offer tariff discounts to economically or otherwise disadvantaged households, and investments in renewable energy and other environmental programs.

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

In the past, the Government effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial. No cross-sector tariff increase has been implemented since November 2013, largely due to the downward trend in fuel costs. However, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, the new tariff structure encourages energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods during the summer and the winter. Third, a temporary rate discount will apply during 2018 to 2020 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation, financial condition and cash flows.

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

Fuel costs constituted 33.3%, 30.9% and 31.7% of our cost of sales, and the ratio of fuel costs to our sales was 25.9%, 23.4% and 27.8% in 2015, 2016 and 2017, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel.”

Uranium accounted for 38.1%, 37.1% and 34.8% of our fuel requirements in 2015, 2016 and 2017, respectively. Coal accounted for 47.9%, 47.7% and 53.3% of our fuel requirements in 2015, 2016 and 2017, respectively. LNG accounted for 10.7%, 10.7% and 8.7% of our fuel requirements in 2015, 2016 and 2017, respectively. Oil accounted for 2.2%, 3.0% and 1.2% of our fuel requirements in 2015, 2016 and 2017, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2017, approximately 82% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 18% purchased on the spot market. The average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts increased from US$66.8 per ton in 2016 to US$88.3 per ton in 2017 and to US$93.4 per ton as of April 16, 2018. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

From 2015 to 2017, the prices of oil and LNG fluctuated significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$41.4 per barrel in 2016 to US$53.1 per barrel in 2017 and to US$68.4 per barrel as of April 16, 2018.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see Item 3.A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar increased from Won 1,169.3 on December 31, 2015 to Won 1,203.7 on December 31, 2016, fell down to Won 1,067.4 on December 31, 2017 and to Won 1,071.6 on April 16, 2018 . In 2016 and 2017, the Won generally appreciated against U.S. dollar and other foreign currencies, and such appreciation may result in a significant decrease in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2017, 19.4% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

New Amendments Adopted

New amendments to IFRS and other accounting standards are set forth below. These amendments had no impact on our consolidated financial statements included in this annual report.

•	Amendments to IAS 12—Income Taxes

We have adopted amendments to IAS 12 ‘Income Taxes’ since January 2017. The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When we assess whether there will be sufficient taxable profit, we should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. We believe that there is no significant impact on our consolidated financial statements and did not retroactively restate the comparative consolidated financial statements for the prior period.

•	Amendments to IAS 7—Statement of Cash Flows

We have adopted amendments to IAS ‘Statement of Cash Flows’ since January 1, 2017. The amendments require changes in liabilities arising from financing activities to be disclosed. The amendments are not required to provide comparative information for prior periods when applying for the first time. Information about changes in liabilities arising from financing activities is included in Note 23 and Note 24 of the notes to our consolidated financial statements included in this annual report for further related information.

New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing IFRS and other standards are effective for annual periods beginning on January 1, 2017; however, we have not adopted such amendments yet. We will apply IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ for annual periods beginning on January 1, 2018 and we have conducted a detailed assessment upon adoption of these standards and based on the circumstance and information available up to the filing date of this annual report.

•	IFRS 9—Financial Instruments

IFRS 9 sets out the requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. It replaces existing guidance in IAS 39 ‘Financial Instruments: Recognition and Measurement’.

We will apply the exemption allowing it not to restate the comparative information for prior periods upon adoption of IFRS 9. We will retroactively apply the cumulative effect of the adoption of IFRS 9 in retained earnings as of the date of initial application (January 1, 2018).

Expected impacts on our consolidated financial statements are categorized as follows:

①	Classification and measurement of financial assets

IFRS 9 includes a new classification and measurement of financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

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

The criteria for classification and measurement of financial assets under IFRS 9 are as follows:

-	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

-	A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of equity investment that is not held for trading, the company may irrevocably elect to present subsequent changes in fair value in other comprehensive income (OCI), and will not reclassify(recycle) the those items in OCI to profit or loss subsequently.

-

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

As of December 31, 2017, We have financial assets at fair value through profit or loss amounting to Won 133,532 million, available-for-sale financial assets amounting to Won 699,833 million, held-to-maturity investments amounting to Won 3,144 million and loans and receivables amounting to Won 15,203,663 million.

Based on the result of the detailed assessment to date, the expected impacts on our financial assets (excluding derivative instruments) on the date of initial application (January 1, 2018) are as follows:

Classification based on IAS 39	Classification based on IFRS 9	Amount based on IAS 39		Amount based on IFRS 9
	In millions of won
Financial assets at FVTPL	FVTPL	￦	111,512	111,512
Loans and receivables	Amortized cost		15,203,663	14,412,339
Loans and receivables	FVTPL		—	791,324
Available-for-sale financial assets	FVOCI		699,833	476,941
Available-for-sale financial assets	FVTPL		—	222,892
Held-to-maturity investments	Amortized cost		3,144	3,144

Total financial assets (excluding derivative instruments)		￦	16,018,152	16,018,152

Upon adoption of IFRS 9, Won 791,324 million of loans and receivables and Won 222,892 million of available-for-sale financial assets will be measured at FVTPL. We have elected to measure Won 476,941 million of the equity securities classified as available-for-sale financial assets as FVOCI under IFRS 9. Accordingly, from January 1, 2018, gains and losses from changes of fair value of the equity securities are recognized in other comprehensive income, impairment losses are not recognized in profit or loss, and gains and losses are not reclassified at disposal.

②	Classification and measurement of financial liabilities

Under IFRS 9, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

We did not elect to designate financial liabilities as FVTPL and believes that there is no significant impact on our consolidated financial statements upon adoption of IFRS 9.

③	Impairment: Financial assets and contract assets

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

Classification		Loss allowances

Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under IFRS 9, an entity shall always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of IFRS 15 and that do not contain a significant financing component in accordance with IFRS 15 and if the trade receivables or contract assets include a significant financing component, an entity may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

As of December 31, 2017, we have debt instruments in financial assets measured at amortized cost amounting to Won 15,464,202 million (loans and receivables) and has recognized loss allowances of Won 260,539 million.

Under adoption of IFRS 9, we plan to elect to measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables, contract assets and lease receivables that include a significant financing component. Based on the result of the detailed assessment to date, the expected impacts on our loss allowances on the date of initial application (January 1, 2018) are as follows:

Type	Amount based on IAS 39 (A)		Amount based on IFRS 9 (B)	Increase (decrease) (B-A)
	In millions of won
Trade and other receivables	￦	251,591	258,360	6,769
Other financial assets		8,948	8,948	—

Total	￦	260,539	267,308	6,769

④	Hedge accounting

When initially applying IFRS 9, an entity may elect as its accounting policy to continue to apply the hedge accounting requirements of IAS 39. We plan to elect to continue apply the hedge accounting requirements of IAS 39.

As of December 31, 2017, We have asset and liabilities designated as hedged items amounting to Won 10,606 million and Won 277,130 million, respectively.

•	IFRS 15—Revenue from contract with customers

IFRS 15 sets out a comprehensive framework for determining whether revenue is recognized, the extent of revenue recognized, and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, SIC-31 ‘Revenue-Barter transactions involving advertising services’, IFRIC 13 ‘Customer Loyalty Programs’, IFRIC 15 ‘Agreements for the construction of real estate’, and IFRIC 18 ‘Transfers of assets from customers’.

We will retrospectively apply and recognize the cumulative effect of the adoption of IFRS 15 at the date of initial application (January 1, 2018) and has determined to retrospectively apply to only those contracts that were not completed as of the date of initial application (January 1, 2018). Accordingly, we will not restate the comparative periods.

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

Expected impacts on the consolidated financial statements are categorized as follows:

①	Identify the performance obligations in the contract

We are engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 91.3% of consolidated revenue for the year ended December 31, 2017.

Under IFRS 15, supplying electricity is a series of distinct goods or services identified as a single performance obligation. We are also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as different performance obligations for each contract.

Based on the result of the detailed assessment to date, we believe that the impact of identifying separate the performance obligations in the contract on our revenue is not significant.

②	Variable consideration

We may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. In applying IFRS 15, we estimate an amount of variable consideration by using the expected value method that we expect to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Based on the result of the detailed assessment to date, we believe that the impact of variable consideration on our revenue is not significant.

③	Performance obligations satisfied over time

We provide our customers with services such as EPC business, O&M, etc. over time. We recognize revenues based on the percentage-of-completion on a reasonable basis.

Under IFRS 15, an entity recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(b)	the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

Based on the result of the detailed assessment to date, the impact of the revenue recognition over time based on the percentage-of-completion on our revenue is not significant.

•	IFRS 16—Leases

IFRS 16 replaces IAS 17 ‘Leases’, and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. This standard is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

Under IFRS 16, a lessee shall apply this standard to its leases either:

(a)	retrospectively to each prior reporting period presented applying IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’; or

(b)	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

We have not yet determined the transition approach for IFRS 16.

IFRS 16 provides a single lessee accounting model in which the lessee recognizes lease related assets and liabilities in the statement of financial position. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lease recognition may be exempted for short-term leases and leases for which the underlying asset is of low value. Accounting for a lessor is similar to the existing standard that classifies each of its leases as either an operating lease or a finance lease.

Upon adoption of IFRS 16, the nature of the costs associated with the lease will change as the operating lease payments recognized based on a straight-line basis will change to depreciation expense of a right-of-use asset and interest expense of the lease liability and no significant impact is expected on our finance lease.

We plan to conduct a detailed assessment of the potential impact from the application of IFRS 16 during the year ending December 31, 2018.

•	IFRIC 22—Foreign Currency Transactions and Advance Consideration

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

We are currently performing a detailed assessment of the impact resulting from the application of IFRIC 22 and plan to complete the assessment in advance of its effective date.

•	Amendments to IAS 40—Investment Property

The amendments clarify when an entity should transfer a property asset to, or from, investment property. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

We are currently performing a detailed assessment of the impact resulting from the application of amendments to IAS 40 and plan to complete the assessment in advance of its effective date.

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

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Total contract costs are estimated based on the estimates of future costs such as material costs, labor costs and construction period. The uncertainty of estimated total contract costs and changes in such estimates have an impact on the completion progress and contract revenue for each reporting period. Also, there is uncertainty in future estimates due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others.

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

As of December 31, 2015 and 2016, we had Won 451 billion and Won 643 billion of net amounts as assets, respectively. As of December 31, 2017, we had Won 395 billion of net amounts as liabilities. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

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

As of December 31, 2015, 2016 and 2017, we had a liability for decommissioning costs in the amounts of Won 12,562 billion, Won 13,050 billion and Won 15,985 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used discount rates of 3.55%, 3.55% and 2.94% and inflation rates of 1.40%, 1.40% and 1.21% when calculating the decommissioning cost liability of nuclear plants recorded as of December 31, 2015, 2016 and 2017, respectively, and discount rate of 4.49% and inflation rate of 2.93% when calculating the decommissioning cost liability of spent fuel recorded as of December 31, 2015, 2016 and 2017. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.1% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	342	￦(332)	￦(314)	￦	323

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

As of December 31, 2015, 2016 and 2017, we had liabilities of Won 182 billion, Won 192 billion and Won 180 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 3.21% and an inflation rate of 2.65% as of December 31, 2015, a discount rate of 2.77% and an inflation rate of 1.29% as of December 31, 2016 and a discount rate of 2.55% and an inflation rate of 1.23% as of December 31, 2017.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2017. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

In relation to the deferred tax assets recognized for tax loss, future taxable income is estimated considering the following: (i) five-year mid-to long-term financial forecasts of earnings before tax approved by management and submitted to the Ministry of Strategy and Finance, and (ii) average amount of tax adjustments for the recent three years.

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

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities at each separate taxpaying entity. Under IFRS, a deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. If, based on the weight of available evidence, it is more likely that some or the entire portion of the deferred tax asset will not be realized, that portion is deducted directly from the deferred tax asset.

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

The estimated useful lives of our property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4~15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain machinery were changed during 2016 and as a result, depreciation expenses increased by Won 160,985 million and Won 130,514 million for the years ended December 31, 2016 and 2017, respectively. Depreciation expenses are expected to increase by Won 91,197 million for the year ending December 31, 2018, and to decrease by Won 382,696 million for the years after December 31, 2018.

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

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount of the asset or asset group in the case of impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. We performed impairment tests on individual assets of KOSEP and EWP, both of which are wholly owned subsidiaries, for the year ended December 31, 2015 due to potential indictors of impairment. For the year ended December 31, 2016, there were no potential indicators of impairment, and we therefore did not perform an impairment test for such year. For the year ended December 31, 2017, we performed impairment tests on individual assets of KOMIPO and KOWEPO, both of which are wholly owned subsidiaries, due to potential indicators of impairment. Accordingly, we recognized the amount by which the carrying amount exceeds its recoverable amount as impairment loss on our consolidated statements of comprehensive income. See Note 18 of the notes to our consolidated financial statements included in this annual report for further information.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. In relation to these matters, as of December 31, 2017, we and our subsidiaries were engaged in 565 lawsuits as a defendant and 185 lawsuits as a plaintiff. The total amount claimed against us and our subsidiaries was Won 478 billion and the total amount claimed by us was Won 691 billion as of December 31, 2017. As of December 31, 2017, our provisions for these legal claims amounted to Won 74 billion. These provisions are adjusted when events or circumstances cause these judgments or estimates to change.

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

Consolidated Results of Operations

2017 Compared to 2016

In 2017, our consolidated sales, which is principally derived from the sale of electric power, slightly decreased by 0.7% to Won 59,336 billion in 2017 from Won 59,763 billion in 2016, primarily reflecting a decrease in sales of construction services, which was partially offset by an increase in sales of electric power. Our sales of construction services decreased by 20.2% to Won 3,212 billion in 2017 from Won 4,027 billion in 2016, primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time. Our sale of electric power increased by 0.7% to Won 55,773 billion for 2017 from Won 55,379 billion for 2016, primarily due to an increase in the volume of electricity sold, which was partially offset by a decline in the average unit sales price. The volume of electricity sold increased by 2.2% to 507,746 gigawatt hours in 2017 from 497,039 gigawatt hours in 2016, primarily due to a 2.6% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 285,969 gigawatt hours in 2017 from 278,828 gigawatt hours in 2016, a 2.5% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 111,298 gigawatt hours in 2017 from 108,617 gigawatt hours in 2016, and a 0.7% increase in the volume of electricity sold to the residential sector to 68,544 gigawatt hours in 2017 from 68,057 gigawatt hours in 2016. The increase in the volume of electricity sold to the industrial sector was primarily due to the continued export-based growth of the Korean economy, which resulted in increased industrial output and greater utilization of industrial plants. The increase in the volume of electricity sold to the commercial sector was primarily due to the recovery of market demand as a result of various Government policies to boost the economy. The increase in the volume of electricity sold to the residential sector was primarily due to an increase in household electricity usage for air conditioning and heating. Average unit sales price decreased by 1.5% to Won 109.53 per kilowatt-hour in 2017 from Won 111.23 per kilowatt-hour in 2016, primarily due to the amendment to the progressive rate structure to ease the tariff burden on residential customers, effective as of January 1, 2017.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers and to a lesser extent, from raw materials used and depreciation, increased by 14.4%, to Won 52,099 billion in 2017 from Won 45,550 billion in 2016, primarily due to a 32.6% increase in power purchase, a 18.2% increase in raw materials used and a 8.7% increase in depreciation, which were offset by a 11.3% decrease in other cost of sales.

Power purchase, which accounted for 27.4% and 23.6% of our cost of sales in 2017 and 2016, respectively, increased by 32.6% to Won 14,264 billion in 2017 from Won 10,756 billion in 2016, primarily due to a 9.6% increase in the unit cost of power purchased from Won 95.2 per kilowatt-hour in 2016 to Won 104.3 per kilowatt-hour in 2017, largely resulting from a general increase in international market prices for the main fuel types, which led to an increase in the price of electricity generated by independent power producers.

Raw materials used, which accounted for 30.6% and 29.6% of our cost of sales in 2017 and 2016, respectively, increased by 18.2% to Won 15,925 billion in 2017 from Won 13,471 billion in 2016, largely due to a general increase in international market prices.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,069 billion and Won 1,085 billion in 2017 and 2016, respectively, increased by 10.1% to Won 8,393 billion in 2017 from Won 7,620 billion in 2016 primarily due to an increase of additional property, plant and equipment acquired in relation to new generation facilities pursuant to our capital investment program.

Other cost of sales decreased by 11.3% to Won 3,980 billion in 2017 from Won 4,488 billion in 2016 primarily due to a decrease in other cost of overseas sales.

As a cumulative result of the foregoing factors, our consolidated gross profit decreased by 49.1% to Won 7,237 billion in 2017 from Won 14,213 billion in 2016, and our consolidated gross profit margin decreased to 12.2% in 2017 from 23.8% in 2016. The decreases in our consolidated gross profit and consolidated gross profit margin were largely attributable to a 14.4% increase in our consolidated cost of sales (which was mainly due to a 32.6% increase in power purchase, a 18.2% increase in raw materials used and the 8.7% increase in depreciation, which were offset by a 11.3% decrease in other cost of sales and a 5.9% decrease in taxes and dues), which substantially outpaced the 0.7% decrease in our consolidated sales (which was primarily due to the 2.2% increase in the volume of electricity sold, as well as the 20.2% decrease in the sales of construction services).

Our consolidated selling and administrative expenses increased by 4.7% to Won 2,763 billion in 2017 from Won 2,639 billion in 2016, largely due to a 227.3% increase in bad debt expense to Won 127 billion in 2017 from Won 39 billion in 2016, which mainly related to KOSEP’s accounts receivables with low possibility of collection from Hyundai Energy Co., Ltd. and a 230.4% increase in advertising expenses to Won 115 billion in 2017 from Won 35 billion in 2016, related to our sponsorships for the PyeongChang 2018 Winter Olympics and a 11.2% increase in commissions to Won 674 billion in 2017 from Won 606 billion in 2016, for electricity metering, which was offset by a 53.3% decrease in other expenses to Won 155 billion in 2017 from Won 332 billion in 2016, due to a decrease in costs for energy efficiency improvement project.

Our consolidated other income, net of expenses, increased by 5.7% to Won 689 billion in 2017 from Won 652 billion in 2016, mainly as a result of an increase in income related to transfer of assets from customers.

Our consolidated net other gains increased significantly to Won 157 billion in 2017 from Won 70 billion in 2016, primarily due to an increase in net gain on foreign currency transaction, largely resulting from fluctuations in the value of Won against other foreign currencies in 2017.

As a cumulative result of the foregoing factors, our consolidated operating profit decreased by 56.7% to Won 5,320 billion in 2017 from Won 12,296 billion in 2016, and our consolidated operating income margin decreased to 9.0% in 2017 from 20.6% in 2016. These decreases were mainly due to a decrease in our consolidated sales and an increase in our cost of sales primarily as a result of increases in power purchase and raw materials due to increases in the fuel costs and the volume of electricity sold.

Our consolidated finance expenses, net, decreased by 3.0% to Won 1,597 billion in 2017 from Won 1,646 billion in 2016, primarily as a result of an increase in net losses on valuation of derivatives and an increase in net losses on transaction of derivatives, which were partially offset by an increase in net gains on foreign currency translation.

We recorded consolidated loss of associates or joint ventures using equity method of Won 108 billion in 2017 compared to a loss of Won 137 billion in 2016, primarily as a result of a decrease in profit of Korea Gas Corporation.

As a cumulative result of the foregoing factors, our consolidated income before income taxes decreased by 65.6% to Won 3,614 billion in 2017 from Won 10,513 billion in 2016.

Our income tax expense decreased by 35.4% to Won 2,173 billion in 2017 from Won 3,365 billion in 2016, largely as a result of the decrease in our profit before income taxes. Our effective tax expense rate, which represents tax expense as a percentage of profit before income taxes, increased from 32.0% in 2016 to 60.1% in 2017 primarily resulting from an adjustment for our recognition of deferred tax liabilities of Won 1,055 billion in 2017 due to 3.3% increase in tax rate, whereas we did not recognize such increase in 2016. Our recognition of deferred tax liabilities was mainly due to temporary differences regarding property, plant and equipment and investments in subsidiaries and associates. In 2017, the applicable statutory tax rate increased to 27.5% from the prior rate of 24.2% in 2016. See Note 41 to our financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated profit decreased by 79.8% to Won 1,441 billion in 2017 from Won 7,148 billion in 2016. Our consolidated net profit margin also decreased to 2.4% in 2017 from 12.0% in 2016. Our profit attributable to the owners of the company was Won 1,299 billion in 2017 compared to Won 7,048 billion attributable to the owners of the company in 2016.

We reported consolidated other comprehensive loss of Won 95 billion in 2017 compared to consolidated other comprehensive loss of Won 2 billion in 2016, largely due to an increase in loss from equity method investments primarily in relation to Korea Gas Corporation, which was partially offset by our recognition of income from remeasurements of defined benefit liability (whereas we recognized loss from such remeasurements) in 2016.

As a cumulative result of the above factors, our consolidated total comprehensive income decreased by 81.2% to Won 1,346 billion in 2017 from Won 7,146 billion in 2016.

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

As a cumulative result of the foregoing factors, our consolidated gross profit increased by 8.3% to Won 14,213 billion in 2016 from Won 13,124 billion in 2015, and our consolidated gross profit margin increased to 23.8% in 2016 from 22.4% in 2015. The increases in our consolidated gross profit and consolidated gross profit margin were largely attributable to the 2.0% increase in our consolidated sales (which was primarily due to the

2.8% increase in the volume of electricity sold, as well as the 7.1% increase in the sales of construction services), which substantially outpaced the 0.2% increase in our consolidated cost of sales (which was mainly due to the 15.6% increase in salaries, the 7.3% increase in depreciation and the 9.9% increase in other cost of sales, which were substantially offset by the 7.2% decrease in fuel costs and the 5.9% decrease in power purchase).

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

Our income tax expense decreased by 35.8% to Won 3,365 billion in 2016 from Won 5,239 billion in 2015, largely as a result of the decrease in our profit before income taxes. Our effective tax expense (benefit) rate, which represents tax expense (benefit) as a percentage of profit (loss) before income taxes, increased from 28.1% in 2015 to 32.0% in 2016 primarily due to an increase of adjustment in respect of prior years due to change in estimate. In 2016, the effective tax rate was higher than the statutory rate of 24.2%, primarily due to the recognition of deferred tax liabilities regarding our investments in subsidiaries, associates and joint ventures, primarily in connection with taxable temporary differences related to undistributed earnings. See Note 41 to our financial statements included in this annual report.

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

We reported consolidated other comprehensive loss of Won 2 billion in 2016 compared to consolidated other comprehensive income of Won 34 billion in 2015, largely due to decrease in net change in other comprehensive income from equity method investments primarily in relation to Gemeng International Energy Co., Ltd., which was partially offset by an increase in net change in the realized fair value of available-for-sale securities primarily in relation to PT Adaro Energy Tbk.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to us through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2015, 2016 and 2017, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.8%, 3.0% and 3.2% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 15,750 billion, Won 13,950 billion and Won 13,711 billion in 2015, 2016 and 2017, respectively, and under our current budgets, are estimated to be approximately Won 15,816 billion, Won 17,180 billion and Won 17,580 billion in 2018, 2019 and 2020, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small- to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that are twice as more rigorous than the current standards to be in effect by the first half of 2018. Compliance with such measures is expected to result in our incurring significant costs.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2015, 2016 and 2017, fuel costs constituted 33.3%, 30.9% and 31.7% of our cost of sales and the ratio of fuel costs to our sales was 25.9%, 23.4% and 27.8%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-paying debt (excluding issue discounts and premium) without taking into consideration of swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2017 for each year from 2018 to 2022 and thereafter. As of December 31, 2017, such debt represented 95.6% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total
	(in billions of Won)
2018	761	—	5,200	2,761	8,722
2019	8	—	5,220	1,402	6,630
2020	8	—	5,850	1,129	6,987
2021	208	8	3,690	857	4,763
2022	208	1	5,560	1,339	7,108
Thereafter	31	—	16,450	1,771	18,252
Total	1,224	9	41,970	9,259	52,462

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-paying debt of Won 2,846 billion, Won 2,490 billion and Won 2,287 billion in 2015, 2016 and 2017, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ debt were 3.87%, 3.69% and 3.20% in 2015, 2016 and 2017, respectively.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 16,943 billion, Won 16,521 billion and Won 11,250 billion in 2015, 2016 and 2017, respectively.

As of December 31, 2015, 2016 and 2017, our long-term debt (excluding the current portion but including issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 50,907 billion, Won 44,700 billion and Won 45,624 billion, respectively, representing 74.9%, 61.2% and 62.5% of shareholders’ equity, respectively, as of such dates. As of December 31, 2015, 2016 and 2017, the current portions of our long-term debt were Won 7,243 billion, Won 8,134 billion and Won 8,085 billion, respectively. As of December 31, 2015, 2016 and 2017, our short-term borrowings amounted to Won 604 billion, Won 806 billion and Won 1,038 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2017 was Won 53,816 billion, of which Won 43,353 billion was denominated in Won and an equivalent of Won 10,463 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13.0 billion, of which approximately US$8.9 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 12,219 billion and Won 10,463 billion as of December 31, 2016 and 2017, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 3,831 billion in aggregate and foreign currency-denominated facilities amounting to US$1,911 million in aggregate. The full amount of these facilities was available as of December 31, 2017.

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

Our total shareholders’ equity decreased by 0.1% from Won 73,051 billion as of December 31, 2016 to Won 72,965 billion as of December 31, 2017, mainly as a result of an increase in total comprehensive income.

Liquidity

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 3.5% from Won 145,743 billion as of December 31, 2016 to Won 150,882 billion as of December 31, 2017. Although fuel costs increased by 17.5% from Won 14,067 billion in 2016 to Won 16,524 billion in 2017, our current trade and other payables which is closely related to fuel costs increased by 7.4% from Won 5,585 billion as of December 31, 2016 to Won 6,000 billion as of December 31, 2017. Our current financial liabilities increased by 2.8% from Won 8,942 billion as of December 31, 2016 to Won 9,195 billion as of December 31, 2017 according to our debt repayment schedule.

Our cash flows are also impacted by other factors. Our net cash provided by operating activities decreased by 31.9% from Won 16,521 billion in 2016 to Won 11,250 billion in 2017. The decrease in net cash provided by operating activities in 2017 compared to 2016 was mainly due to a decrease in profit for the period. Our cash flows from investing activities are affected by acquisition of and proceeds from disposals of financial assets. Our net cash used in investing activities increased by 30.7% from Won 9,646 billion in 2016 to Won 12,607 billion in 2017, mainly because our acquisition of financial assets outpaced disposals of financial assets. Our cash flows from financing activities are mainly affected by borrowings and issuance of debt securities and repayment thereof, as well as dividends paid. Our net cash used in financing activities was Won 7,637 billion in 2016 and our net cash from financing activities was Won 746 billion in 2017, largely due to an increase in proceeds from long-term borrowings and debt securities.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2015, 2016 and 2017, we had a working capital deficit of Won 686 billion, Won 5,031 billion and Won 4,283 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2017, 19.4% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions was denominated in currencies other than Won.

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

We paid dividends of Won 3,100 per share in respect of fiscal year 2015 and Won 1,980 per share in respect of fiscal year 2016. On April 20, 2018, we paid dividends of Won 790 per share in respect of fiscal year 2017.

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

In 2018, consistent with the Government guidelines, we plan to invest approximately 4.42% of our annual estimated net sales in the research and development of “creative smart” technologies, particularly with a focus on the following ten areas: carbon-related technology known as “carbon capture, utilization and storage “, offshore wind power, new power transmission technology, super conductor, smart grid, micro grid, new materials in electric power fields, ICT convergence, ICT integration and energy storage systems.

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

We and our six generation subsidiaries invested Won 660 billion, Won 530 billion and Won 975 billion in 2015, 2016 and 2017, respectively, and currently plan to invest Won 1,209 billion in 2018, on research and development. Our current focus in research and development is primarily in the area of ICT-based smart energy technological development. We had 1,056 employees engaged in research and development activities as of December 31, 2017. As a result of our research, we had 2,135 registered patents and 1,578 patent applications outstanding in Korea and abroad as of December 31, 2017.

Item 5.D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E. Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements as of December 31, 2017.

Item 5.F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of the contractual obligations of us and our six wholly-owned generation subsidiaries as of December 31, 2017 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		3–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	￦	51,733	￦	7,994	￦	13,617	￦	11,871	￦	18,251
Short-term borrowings		729		729		—		—		—
Interest payments(3)		8,667		1,565		2,015		1,184		3,903

Total	￦	61,129	￦	10,288	￦	15,632	￦	13,055	￦	22,154

Notes:

(1)	Other than as set forth in this table, we have several other contractual obligations, including finance lease agreements and fuel purchase agreements. We believe the remaining annual payments under capital and operating lease agreements as of December 31, 2017 were immaterial. Contractual obligations related to payment of debt of us and our six wholly-owned generation subsidiaries represented 97.5% of our outstanding debt as of December 31, 2017 on a consolidated basis. As for fuel purchase agreements, our generation subsidiaries have entered into several contracts under which they are committed to purchasing minimum quantities of fuel, including approximately 80 million tons of bituminous coal annually. As for all uranium ore concentrates, in order to ensure stable supply, our subsidiary enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. We negotiate annually with Korea Gas Corporation and other suppliers, to purchase LNG. The fuel purchase price is typically negotiated near or at time of purchase subject to prevailing market conditions. In 2017, we purchased fuel in the amount of Won 16.2 trillion.
(2)	Includes the current portion.
(3)	A portion of our debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2017 for the variable rate of interest in calculating the interest payments on debt for the periods indicated.

For a description of our commercial commitments and contingent liabilities, see Note 50 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd. and three other non-renewable energy independent power producers that are not part of the Community Energy System, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 1,049 billion, Won 896 billion and Won 941 billion in 2015, 2016 and 2017, respectively.

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

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2017 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD, JPY, INR, CAD, SAR, NPR, ZAR and EUR)
Payment of import letter of credits	Woori Bank and others	USD	1,029,604
	Shinhan Bank	INR	47,489
Inclusive credits	KEB Hana Bank	KRW	258,000
	Shinhan Bank and others	USD	32,125
Performance guarantees on Contract	KEB Hana Bank	EUR	1,958
	KEB Hana Bank and others	INR	230,515
	Korea Development Bank and others	JPY	620,000
	Seoul Guarantee Insurance and others	KRW	104,248
	Bank of Kathmandu	NPR	32,633
	KEB Hana Bank	SAR	102,186
	Standard Chartered and others	USD	753,652
	KEB Hana Bank	CAD	168
Guarantees for bid	SMBC and others	USD	60,000
	ABSA and others	ZAR	55,730
Warranty bond and others	KEB Hana Bank	INR	157,830
	Export-Import Bank of Korea and others	USD	3,850,534
Trade finance	BNP Paribas and others	USD	800,000
Other guarantees	Nonghyup Bank and others	KRW	451,521
	KEB Hana Bank and others	USD	1,063,670

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won, thousands of USD or thousands of PHP)
Overdraft	Nonghyup Bank and others	KRW	1,835,000
Commercial paper	Shinhan Bank and others	KRW	1,100,000
Limit amount available for card	KEB Hana Bank and others	KRW	46,733
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	895,500
	BNP Paribas and others	USD	1,910,700

We provide a performance guarantee related to a construction contract to Kookmin Bank. Such guarantee is not recognized as a provision for financial guarantee because such performance guarantee does not meet the definition of a financial guarantee contract under IFRS.

In order to secure our status as a shareholder of Navanakom Electric Co., Ltd., we have signed a fund supplement contract. According to the contract, in case Navanakom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, we bear a payment obligation in proportion to our ownership.

We have outstanding borrowings with a limit of US$275,600 thousand from creditors such as International Finance Corporation. Regarding the borrowing contract, we have guaranteed capital contribution of US$69,808 thousand and additional contribution up to US$19 million for contingencies, if any. For one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., we have provided payment guarantee up to US$2,777 thousand, in case of a construction delay or insufficient contract volume after commencement of the construction.

We have provided PT. Perusahaan Listrik Negara performance guarantee up to US$2,293 thousand and Mizuho Bank and others investment guarantee up to US$43,500 thousand in proportion to our ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia. In addition, we have provided the Bank of Tokyo Mitsubishi UFJ (BTMU) borrowing guarantee up to US$41,258 thousand in proportion to our ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana.

We have provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of US$401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, our associate.

We have provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of US$2,440 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

We have provided Samsung C&T Corporation bidding guarantee up to US$793 thousand to participate in the bidding of the Sri Lanka combined cycle project.

Existing guarantees provided by us to our associates and joint ventures as of December 31, 2017 are as follows.

Primary Guarantor (Providing Company)	Principal Obligor	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KEPCO	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD	11,000	SAPCO

Primary Guarantor (Providing Company)	Principal Obligor	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KEPCO	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
KEPCO	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	RABEC
KEPCO	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh
KEPCO	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,404,275
KOWEPO	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	27,211	KEB Hana Bank and others
		Guarantees for supplemental funding(1)		—
KOWEPO	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	62,253	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
KOWEPO	Rabigh O&M Co., Ltd.	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
KOWEPO	Deagu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	Korea Development Bank
KOWEPO	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW	53,233	Kookmin Bank and others
KOWEPO	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Woori Bank
KOWEPO	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
KOWEPO	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	43,920	Kookmin Bank
EWP	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Korea Development Bank and others
EWP	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	15,370	KEB Hana Bank and others
EWP	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	52,700	Kookmin Bank and others
		Guarantees for supplemental funding(1)	KRW	60,270	Kookmin Bank and others
EWP	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank and others

Primary Guarantor (Providing Company)	Principal Obligor	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
EWP	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
EWP	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Kookmin Bank and others
EWP	Yeonggwang Wind Power Co., Ltd	Collateralized money invested	KRW	15,375	KEB Hana Bank and others
EWP	PT. Tanjung Power Indonesia	Debt guarantees	USD	46,983	The Bank of Tokyo-Mitsubishi and others
		Other guarantees	USD	3,150	PT Adaro Indonesia
EWP Barbados 1 SRL	Jamaica Public Service Company Limited	Performance guarantees	USD	14,400	Societe Generale
		Guarantees for supplemental funding and others(1)(3)	USD	60,000	JCSD Trustee Services Limited and others
KOSPO	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others(1)		—
KOSPO	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)		—
KOSPO	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank
		Guarantees for supplemental funding(1)		—
KOSPO	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	46,226	Shinhan Bank
KOSPO	Kelar S.A.	Performance guarantees	USD	63,707	KEB Hana Bank, SMBC, Mizuho Bank and others
KOSPO	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)		—
KOSPO	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank

Primary Guarantor (Providing Company)	Principal Obligor	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
		Performance guarantees and guarantees for supplemental funding and others(1)		—
KOSPO	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others(1)		—	Shinhan Bank
KOSPO	Jeongam Wind Power Co., Ltd.	Collateralized money invested	KRW	5,580	SK Securities Co., Ltd.
		Guarantees for supplemental funding and others(1)		—
KOSPO	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW	29,200	Hana Financial Investment Co., Ltd. and others
		Guarantees for supplemental funding and others(1)		—
KEPCO E&C	DS Power Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and others
KOMIPO	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)		—
KOMIPO	PT. Cirebon Electric Power	Debt guarantees	USD	11,550	Mizuho Bank
KOMIPO	PT. Wampu Electric Power	Debt guarantees	USD	5,068	SMBC
KOMIPO	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,409	IBK and others
KOMIPO	YaksuESS Co., Ltd.	Collateralized money invested	KRW	210	Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding and others(1)		—
KOSEP	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others(1)	KRW	78,600
KOSEP	RES Technology AD	Collateralized money invested	KRW	15,595	UniCredit Bulbank and others

Primary Guarantor (Providing Company)	Principal Obligor	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
KOSEP	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	UniCredit Bulbank and others
KOSEP	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others(1)(2)	KRW	2,500	Woori Bank
KOSEP	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others(1)		—	Korea Development Bank
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others(1)		—	The Export-Import Bank of Korea and others
KHNP	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
KHNP	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	1,740	KEB Hana Bank and others
KHNP	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	5,243	Shinhan Bank and others
KEPCO KPS	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	8,160	Shinhan Bank
		Guarantees for supplemental funding and others(1)		—

Note:

(1)	We guarantee to provide supplemental funding for businesses with respect to excessive business expenses or insufficient repayment of borrowings.
(2)	We have granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Express Solar-light Power Generation Co., Ltd.(“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial my demand us to dispose of shares in ESPG held by us and apply the resulting proceeds to repayment of ESPG’s obligations.
(3)	This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW has complex thermal power plant in Jamaica. EWP (Barbados) 1 SRL’s capital contribution amount is USD 6,400 thousand and the total amount of guarantees is USD 27,000 thousand which consists of USD 12,000 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 15,000 thousand of SJEH’s portion (50%) of contribution obligation.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2017.

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

Our non-standing directors must be appointed by the minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Appointment of non-standing directors to become part of the audit committee is subject to approval at the general meeting of our shareholders. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

The names, titles and outside occupations, if any, of the directors as of April 16, 2018 and the respective years in which they took office are set forth below.

Name	Age	Title	Outside Occupation	Position Held Since
JongKap KIM	(67)	President, Chief Executive Officer and Standing Director	None	April 13, 2018
Lee, Sung-Han	(61)	Standing Director and Member of the Audit Committee	Chaired Professor of College of Social Sciences, Dongguk University	May 2, 2016
Kim, Si-Ho	(60)	Standing Director and Executive Vice President of Domestic Operations	None	August 27, 2015
Hyun, Sang-Kwon	(60)	Standing Director and Executive Vice President, Chief Financial Officer and Strategy Officer	None	August 27, 2015
Moon, Bong-Soo	(60)	Standing Director and Executive Vice President & Chief Power System Officer	None	January 10, 2017
Sung, Tae-Hyun	(60)	Non-Standing Director	Professor of Electrical Engineering, Hanyang University	August 12, 2014
Choi, Ki-Ryun	(72)	Non-Standing Director	Professor of Energy Systems Research, Ajou University	August 12, 2014
Kim, Ji-Hong	(63)	Non-Standing Director	None	May 16, 2016
Kim, Ju-Suen	(58)	Non-Standing Director and Member of the Audit Committee	Representative of Kim, Ju-Suen Law Office	August 6, 2015
Kim, Chang-Joon	(75)	Non-Standing Director	Chairman of the Sport for All subcommittee, Korean Sport and Olympic Committee	March 19, 2018
Yang, Bong-Ryull	(67)	Non-Standing Director	None	April 4, 2018
Kim, Jwa-Kwan	(59)	Non-Standing Director	Professor of Environmental Engineering, Catholic University of Pusan	April 4, 2018
Jung, Yeon-Gil	(53)	Non-Standing Director	Professor of New Materials Engineering, Changwon University	April 4, 2018

JongKap KIM has been our President and CEO since April 13, 2018. Prior to his current position, he served as the Chief Executive Officer of Siemens Korea, the Chief Executive Officer of SK Hynix, a Commissioner of Korean Intellectual Property Office, and a Vice Minister of Ministry of Trade, Industry and Energy. Mr. Kim received a Ph. D. in public administration from Sungkyunkwan University, M.A in Economics from Indiana University and M.B.A. from New York University.

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

Kim, Ji-Hong has been our Non-Standing Director since May 16, 2016. Mr. Kim previously served as a member of the Banking Subcommittee of the Financial Development Council, Professor at Korea Development Institute and a non-standing director at KB Kookmin Bank. Mr. Kim received a B.A in economics from Seoul National University and a Ph.D. in economics from the University of California, Berkeley.

Kim, Ju-Suen has been our Non-Standing Director since August 6, 2015. Mr. Kim is currently an attorney-at-law at Kim, Ju-Suen Law Firm. Mr. Kim previously served as Chief Public Prosecutor at the Daejeon Prosecutor’s Office Cheonan branch. Mr. Kim received a B.A. and M.A. in law from Dankook University.

Kim, Chang-Joon has been our Non-Standing Director since March 19, 2018. Mr. Kim is currently chairman of the Sport for All subcommittee of the Korean Sport and Olympic Committee. Mr. Kim previously served as a member of the Electricity Regulatory Commission (KOREC). Mr. Kim received a B.S. in veterinary science at Chonnam National University.

Yang, Bong-Ryull has been our Non-Standing Director since April 4, 2018. Mr. Yang previously served as the Ambassador of the Republic of Korea to Malaysia. Mr. Yang received a B.A. in politics at Seoul National University and a Ph.D. in business administration from Gwangju University.

Kim, Jwa-Kwan has been our Non-Standing Director since April 4, 2018. Mr. Kim is currently Professor of Environmental Engineering at Catholic University of Pusan. Mr. Kim previously served as a visiting professor at the Seoul National University Graduate School of Environmental Studies. Mr. Kim received a B.S. in environmental engineering from Pukyong National University and a Ph.D. in public administration from Seoul National University.

Jung, Yeon-Gil has been our Non-Standing Director since April 4, 2018. Mr. Jung is currently Professor of New Materials Engineering at Changwon University. Mr. Jung previously served as vice-chairman of the Korean Ceramic Society. Mr. Jung received a B.S. and a Ph.D in material engineering from Hanyang University

The business address of our directors is 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea.

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

Lee, Sung-Han, a standing director, and Kim, Ju-Seun, a non-standing director, are currently members of our audit committee. Cho, Jeon-Hyeok’s term as a non-standing director and a member of the audit committee expired on March 24, 2017. Under Korean law, Cho, Jeon-Hyeok retains the rights and is subject to obligations as a member of the audit committee and a non-standing director, to the extent such rights and obligations are connected to performance of his duties as a member of the audit committee, until his successor to take his place at our audit committee is approved and appointed at a general meeting of the shareholders. Subject to approval and appointment at the next general meeting of the shareholders, which is expected to take place in June 2018, our audit committee will consist of Lee, Sung-Han, Kim, Ju-Seun (or his successor who will be approved and appointed at such meeting, if Kim, Ju-Seun’s term as a Non-Standing Director is not renewed) and the newly appointed non-standing director and member of the audit committee. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Code and the New York Stock Exchange listing standards.

Item 6.B. Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors in the aggregate consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,271 million in aggregate in 2017, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 54 million in 2017. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing directors. Standing directors take executive positions with our company while non-standing directors do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

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

Item 6.D. Employees

As of December 31, 2017, we and our generation subsidiaries had a total of 45,232 regular employees, almost all of whom are employed within Korea. Approximately 10.4% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2017.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,919	1,053	261	293	273	280	308	7,387
Engineers	11,096	9,355	1,890	2,105	1,848	1,644	2,087	30,025
Others	5,612	1,145	243	208	236	367	9	37,412

Total	21,627	11,553	2,394	2,606	2,357	2,291	2,404	45,232

Head Office Employees	1,745	1,259	331	343	374	329	333	4,714
% of total	8.1%	10.9%	13.8%	13.2%	15.9%	14.4%	13.9%	10.4%
Members of Labor Union	15,887	7,397	1,698	1,507	1,615	1,570	1,550	31,224
% of total	73.5%	64.0%	70.9%	57.8%	68.5%	68.5%	64.5%	69.0%

We and each of our generation subsidiaries have separate labor unions. Approximately 69.0% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of March 15, 2018, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank(2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Corporation	36,460,422	5.7
	Employee Stock Ownership Association	—	—
	Directors and executive officers as a group	—	—
	Public (non-Koreans)	192,639,015	30.0
	Common shares	156,960,303	24.4
	American depositary shares	35,678,712	5.6
	Public (Koreans)	84,787,582	13.2

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation, sales of electricity to Korea District Heating Co., Ltd., and long-term borrowings from Korea Development Bank. In 2015, 2016 and 2017, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 4,599 billion, Won 3,633 billion and Won 3,246 billion, respectively. As of December 31, 2017, we had long-term borrowings from Korea Development Bank in the aggregate amount of Won 176 billion.

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

Legal Proceedings

As of December 31, 2017, we and our subsidiaries were engaged in 565 lawsuits as a defendant and 185 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 478 billion, for which we have made a provision of Won 74 billion as of December 31, 2017, and the total amount claimed by us and our subsidiaries was Won 691 billion as of December 31, 2017. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

The following are potentially significant claims pertaining to us and our subsidiaries.

In September 2013, Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit against KHNP seeking from KHNP extra contractual payments in the total amount of Won 204 billion on grounds of design change under the construction contract relating to New Hanwool #1 and #2 units. In November 2016, the court ruled against KHNP, and KHNP has paid Won 217 billion of the claimed amounts in full and has subsequently appealed the ruling. The lawsuit is currently pending.

In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith. As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-

specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2017, however, 49 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 170 billion, for which our subsidiaries set aside an aggregate amount of Won 56 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. While the plaintiffs partially won in over 20 cases for which we appealed, all cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

During the period from 2014 to 2017, certain residential customers filed class action lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2017, we were subject to 13 such lawsuits brought by approximately 10,000 plaintiffs with an aggregate claim amount of Won 5.2 billion. Of these 13 lawsuits, two cases are currently pending in the third round of proceedings (for which we won all of the first and second rounds of proceedings) and five cases are currently pending in the second round of proceedings (for which we won all of the first rounds of proceedings, except for one case). Six cases are currently pending in the first round of proceedings.

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

The nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the Nuclear Safety and Security Commission (“NSSC”) evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group has filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which currently is operating the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. As of December 31, 2017, the book value of property, plant and equipment and provision for decommissioning costs of Wolsong #1 unit was Won 608 billion and Won 642 billion, respectively. We cannot assure you whether the courts will ultimately rule to grant the extension of life for Wolsong #1. . In addition, it is reported that the Government will announce its decision by the first half of 2018 regarding the timing of the shutdown of Wolsong #1 unit. If Wolsong #1 unit is prohibited from operation, we may incur significant losses in connection with the property, plant and equipment of Wolsong #1 unit. In addition, the amount of provision may increase significantly, and the timing of actual cash outflows may be accelerated. There are seven other nuclear generation units whose life under their initial operating license will expire in the next nine years, or by 2027. Thus, if the courts or the Government were to ultimately decide against the extension of life for Wolsong #1, we may find it more difficult to have the life of other nuclear units extended as well. Furthermore, in September 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. This case is currently pending at the Seoul Administrative Court. The failure to extend the life of the generation units or proceed with the construction of new nuclear units would result in a loss of revenues and an increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition.

We and our subsidiaries are also involved in the following arbitrations, among others.

•	SAP Korea Ltd brought a breach of contract claim against us and KEPCO KDN Co., Ltd., one of our subsidiaries, in relation to the enterprise resource planning software serviced by SAP Korea. In that connection, arbitration was filed in the International Chamber of Commerce International Court of Arbitration. We have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined.

•	Hyundai Samsung Joint Venture, one of our subcontractors, filed arbitration against us at the London Court of International Arbitration in 2016 in relation to certain disagreements involving the United Arab Emirates nuclear power plant construction project, but we have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined.

•	Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed arbitration against us with the Korea Commercial Arbitration Board to request payment of additional construction costs. We have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined. We currently expect an arbitral decision would be made in April 2018.

•	Halla Corporation filed arbitration against us with the Korea Commercial Arbitration Board to request payment of additional construction costs. As of December 31, 2017, the Company recognized Won 4.9 billion of provision in connection with this arbitral proceeding.

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

Dividend Policy

For our dividend policy, see Item 10.B. “Memorandum and Articles of Incorporation—Description of Capital Stock—Dividend Rights.” For a description of the tax consequences of dividends paid to our shareholders, see Item 10.E. “Taxation—Korean Taxes—Shares or ADSs—Dividends on the Shares of Common Stock or ADSs” and Item 10.E. “Taxation—U.S. Federal Income Tax Consideration for U.S. Persons—Tax Consequences with Respect to Common Stock and ADSs—Distributions on Common Stock or ADSs.”

Item 8.B. Significant Changes

Not Applicable

ITEM 9.	THE OFFER AND LISTING

Item 9.A. Offer and Listing Details

Notes

We have issued the following registered notes and debentures, which are traded principally in the over-the-counter market:

•	7.95% Zero-To-Full Debentures, due April 1, 2096 (the “7.95% Debentures”);

•	6% Debentures due December 1, 2026, (the “6% Debentures”);

•	7% Debentures due February 1, 2027 (the “7% Debentures”); and

•	6-3/4% Debentures due August 1, 2027 (the “6-3/4% Debentures,” and together with the 7.95% Debentures, the 6% Debentures and the 7% Debentures, the “Registered Debt Securities”).

Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service.

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of March 15, 2018, the date we last closed our shareholders’ registry, 35,678,712 ADSs representing 5.6% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2013.

	Price
Period	High	Low
	(In Won)
2013
First Quarter	34,850	29,000
Second Quarter	32,600	24,850
Third Quarter	30,700	26,350
Fourth Quarter	34,750	27,250
2014
First Quarter	37,800	33,400
Second Quarter	41,900	37,050
Third Quarter	48,200	36,800
Fourth Quarter	49,450	40,350
2015
First Quarter	46,000	39,150
Second Quarter	48,500	42,450
Third Quarter	52,200	46,300
Fourth Quarter	53,300	47,500
2016
First Quarter	46,000	39,150
Second Quarter	63,000	57,400
Third Quarter	62,900	54,000
Fourth Quarter	54,500	43,200
2017
First Quarter	48,750	40,350
Second Quarter	46,700	40,800
Third Quarter	45,500	38,200
Fourth Quarter	41,100	37,350
October	41,100	37,350
November	39,150	37,450
December	39,250	37,850
2018
First Quarter	37,750	30,850
January	37,750	34,650
February	36,100	33,100
March	33,100	30,850
April (through April 16)	34,950	33,250

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2013. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2013
First Quarter	16.35	13.04
Second Quarter	14.70	10.70
Third Quarter	14.59	11.45
Fourth Quarter	16.61	12.77
2014
First Quarter	17.75	15.51
Second Quarter	20.56	17.66
Third Quarter	22.44	18.17
Fourth Quarter	22.87	18.90
2015
First Quarter	21.01	18.26
Second Quarter	22.53	19.29
Third Quarter	22.13	19.45
Fourth Quarter	23.31	20.28
2016
First Quarter	21.01	18.26
Second Quarter	26.90	24.67
Third Quarter	28.31	24.38
Fourth Quarter	24.34	18.48
2017
First Quarter	21.35	17.53
Second Quarter	20.80	17.82
Third Quarter	20.38	16.73
Fourth Quarter	18.22	16.60
October	18.22	16.60
November	17.79	16.93
December	18.22	17.45
2018
First Quarter	17.83	14.28
January	17.83	16.24
February	16.58	14.88
March	15.46	14.28
April (through April 16)	16.59	15.54

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

As of March 30, 2018, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,627,647 billion. The average daily trading volume of equity securities for the first quarter of 2018 was approximately 387 million shares with an average transaction value of Won 6,978 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2013	2,031.1	2,059.6	1,780.6	2,011.3
2014	1,967.2	2,082.6	1,886.9	1,915.6
2015	1,926.4	2,173.4	1,829.8	1,961.3
2016	1,918.8	2,068.7	1,835.3	2,026.5
2017	2,026.2	2,558.0	2,026.2	2,467.5
2018 (through April 16)	2,479.7	2,598.2	2,363.8	2,457.5

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2012, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	Thousands of U.S. dollars)(1)
2013	777	1,185,973,724	1,123,826,138	328,325	3,993,422	3,784,158
2014	773	1,192,252,867	1,084,655,082	278,082	3,983,580	3,624,072
2015	770	1,242,832,089	1,060,436,936	455,256	5,351,734	4,566,326
2016	779	1,308,440,373	1,082,697,868	376,772	4,523,043	3,742,692
2017	774	1,605,820,912	1,498,806,153	340,463	5,335,418	4,979,856
2018 (through April 16)	777	1,638,625,626	1,527,001,795	393,455	7,031,950	6,552,931

Source: The Korea Exchange

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of March 15, 2018, the last day on which our shareholders’ registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Korean Taxes

The following summary describes the material Korean tax consequences of ownership of the Registered Debt Securities and ADSs. Persons considering the purchase of the Registered Debt Securities or ADSs should consult their own tax advisors with regard to the application of the Korean income tax laws to their particular situations as well as any tax consequences arising under the laws of any other taxing jurisdiction. Reference is also made to a tax treaty between the Republic and the United States entitled “Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and the Encouragement of International Trade and Investment,” signed on June 4, 1976 and entered into force on October 20, 1979.

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

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without a permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident who has a permanent establishment in Korea, if any). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance of foreign currency-denominated bonds under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 22.0% (including local income tax) of the net gain or 11.0% (including local income tax) of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

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

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to the Korea Securities Depository, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities in order to establish your entitlement to the benefits of the applicable tax treaty. Evidence of tax residence may be submitted to the Korea Securities Depository through the withholding tax agent. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, such distribution may be subject to Korean withholding tax.

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

However, if you transfer the ADSs following an exchange of the underlying shares of stock owned by you for ADSs to a purchaser who is a non-resident or a foreign company without a permanent establishment in Korea, you are obligated to file an income tax return and pay tax on gain realized from such transfer unless exempt under an applicable tax treaty or domestic law. Further, if you transfer the shares of common stock outside of Korea (excluding a transfer on a foreign exchange) to non-residents or foreign companies without permanent establishments in Korea, you are obligated to file an income tax return and pay income tax on capital gain realized from such transfer unless exempt under an applicable tax treaty or domestic law. If a purchaser or an investment dealer or investment broker, as the case may be, withholds and remits the tax on capital gains derived from transfer of shares of common stock or ADSs, your obligation to file an income tax return and pay income tax will not apply.

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

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, shares of our common stock or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income tax, depending on your status and shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25.0% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. federal income tax consequences and does not address the effects of the Medicare contribution tax on net investment income or foreign, state, local or other tax considerations that may be relevant to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our stock (by vote or value), a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, a person required to accelerate the recognition of any item of gross income with respect to the Registered Debt Securities, common stock or ADSs as a result of such income being recognized on an applicable financial statement, a partnership or other pass-through entity (or an investor therein), or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Registered Debt Securities, common stock or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Registered Debt Securities, common stock, or ADSs, you should consult your tax advisor.

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

Original Issue Discount

The ZTF Debentures were issued with original issue discount (“OID”) for U.S. federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debentures. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures was sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then (subject to the discussion in “—Bond Premium” below) you generally must include OID in gross income (as ordinary income) in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

The amount of OID includible in income by the holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture, or “accrued OID” (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Bond Premium,” below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments previously made on such ZTF Debenture. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

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

Sale, Exchange and Retirement of Registered Debt Securities

When you sell, exchange or retire a Registered Debt Security, you will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and your adjusted tax basis in the Registered Debt Security. Your tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security increased by any market discount included in income and reduced by payments of principal you receive and any bond premium that you elect to amortize. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefor, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debenture and any bond premium that you elect to amortize. Your gain or loss realized on selling, exchanging or retiring a Registered Debt Security will generally be treated as United States source income. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Except as described above with respect to market discount, your gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a Registered Debt Security, you have held the Registered Debt Security for more than one year. If you are an individual and the Registered Debt Security being sold, exchanged or retired is a capital asset that you held for more than one year, you may be eligible for reduced rates of taxation on any capital gain recognized. Your ability to deduct capital losses is subject to limitations.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate your entitlement to the reduced rate of withholding under the Treaty (see

“—Korean Taxes—Shares or ADSs —Tax Treaties”). Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADSs will be treated as foreign source income and will generally constitute passive category income. Further, in certain circumstances, if you have held common stock or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2017, and we do not expect to be a PFIC in 2018 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2018 or any future taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange or redemption of the Registered Debt Securities, common stock or ADSs paid within the United States (and in certain cases, outside of the United States) to holders other than certain exempt recipients, and a backup withholding tax may apply to such amounts if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report interest and dividends required to be shown on your U.S. federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31,

2017, 19.4% of our long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollars. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2017, fuel costs represented 27.8% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2017, for electricity generation, uranium accounted for 34.8% of our fuel requirements, coal accounted for 53.3%, LNG accounted for 8.7%, oil accounted for 1.2%, and others accounted for 2.0%, measured in each case by the amount of electricity we generated. In 2016, for electricity generation, uranium accounted for 37.1% of our fuel requirements, coal accounted for 47.7%, LNG accounted for 10.7%, oil accounted for 3.0% and others accounted for 1.5%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2017 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Deutsche Bank	2013	2018	KRW 110,412	JPY 10,000,000	6.21%	4.19%	11.04
	IBK	2013	2018	KRW 111,800	USD 100,000	3.16%	2.79%	1,118.00
	Bank of America	2013	2018	KRW 103,580	JPY 10,000,000	7.05%	4.19%	10.36
	Credit Suisse	2014	2019	KRW 118,632	CHF 100,000	2.98%	1.50%	1,186.32
	Standard Chartered	2014	2019	KRW 114,903	CHF 100,000	4.00%	1.50%	1,149.03
	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	KEB Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Shinhan Bank	2016	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	KEB Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
	DBS	2013	2018	KRW 108,140	USD 100,000	2.63%	3M Libor+ 0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%	3M Libor+ 0.84%	1,081.40
	DBS	2013	2018	KRW 108,140	USD 100,000	2.57%	3M Libor+ 0.84%	1,081.40
	HSBC	2013	2018	KRW 107,450	USD 100,000	3.41%	2.88%	1,074.50

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	Standard Chartered	2013	2018	KRW 107,450	USD 100,000	3.44%	2.88%	1,074.50
	JP Morgan	2013	2018	KRW 107,450	USD 100,000	3.48%	2.88%	1,074.50
	Bank of America	2014	2018	KRW 107,450	USD 100,000	3.09%	2.88%	1,074.50
	Citibank	2014	2018	KRW 107,450	USD 100,000	3.09%	2.88%	1,074.50
	HSBC	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Standard Chartered	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Korea Development Bank	2016	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	KEB Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2017	2027	KRW 111,610	USD 100,000	2.25%	3.13%	1,116.10
	KEB Hana Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Korea Development Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
Cash flow hedge	Citibank	2013	2018	KRW 54,570.00	USD 50,000	2.90%	3M Libor+ 1.01%	1,091.40
	Standard Chartered	2013	2018	KRW 54,570.00	USD 50,000	2.90%	3M Libor+ 1.01%	1,091.40
	Credit Suisse	2013	2018	KRW 111,410.00	USD 100,000	3.22%	3M Libor+ 1.50%	1,114.10
	HSBC	2014	2020	KRW 99,901.00	AUD 100,000	3.52%	5.75%	999.01
	HSBC	2014	2020	KRW 100,482.00	AUD 100,000	3.48%	5.75%	1,004.82
	Standard Chartered	2013	2020	USD 117,250	AUD 125,000	3M Libor+ 1.25%	5.75%	0.94
	Standard Chartered	2014	2020	KRW 126,032.00	USD 117,250	3.55%	3M Libor+ 1.25%	1,074.90
	Korea Development Bank	2017	2020	KRW 114,580.00	USD 100,000	1.75%	2.38%	1,145.80
	KEB Hana Bank	2017	2020	KRW 114,580.00	USD 100,000	1.75%	2.38%	1,145.80
	Export-Import Bank of Korea	2017	2020	KRW 114,580.00	USD 100,000	1.75%	2.38%	1,145.80
	JP Morgan	2014	2019	KRW 107,190.00	USD 100,000	3M Libor+ 3.25%	2.75%	1,071.90
	Morgan Stanley	2014	2019	KRW 107,190.00	USD 100,000	3M Libor+ 3.25%	2.75%	1,071.90
	Deutsche Bank	2014	2019	KRW 107,190.00	USD 100,000	3M Libor+ 3.25%	2.75%	1,071.90
	Korea Development Bank	2016	2021	KRW 121,000.00	USD 100,000	2.15%	2.50%	1,210.00
	Morgan Stanley	2016	2021	KRW 121,000.00	USD 100,000	3M Libor+ 2.10%	2.50%	1,210.00
	BNP Paribas	2016	2021	KRW 121,000.00	USD 100,000	3M Libor+ 2.10%	2.50%	1,210.00
	Nomura	2017	2037	KRW 52,457.00	EUR 40,000	2.60%	1.70%	1,311.42
	Nomura	2017	2037	KRW 59,423.00	SEK 450,000	2.62%	2.36%	132.05
	Credit Agricole	2013	2019	KRW 118,343.00	CHF 100,000	3.47%	1.63%	1,183.43
	Morgan Stanley	2013	2019	KRW 59,172.00	CHF 50,000	3.40%	1.63%	1,183.43
	Nomura	2013	2019	KRW 59,172.00	CHF 50,000	3.47%	1.63%	1,183.43
	Morgan Stanley	2013	2018	KRW 107,360.00	USD 100,000	3.27%	2.88%	1,073.60
	Credit Agricole	2013	2018	KRW 107,360.00	USD 100,000	3.34%	2.88%	1,073.60
	JP Morgan	2013	2018	KRW 161,040.00	USD 150,000	3.34%	2.88%	1,073.60
	Standard Chartered	2013	2018	KRW 161,040.00	USD 150,000	3.34%	2.88%	1,073.60
	Standard Chartered	2014	2019	KRW 104,490.00	USD 100,000	2.77%	2.63%	1,044.90
	Credit Agricole	2014	2019	KRW 104,490.00	USD 100,000	2.77%	2.63%	1,044.90
	Morgan Stanley	2014	2019	KRW 104,490.00	USD 100,000	2.70%	2.63%	1,044.90

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD in thousands)
	Standard Chartered	2013	2018	KRW 81,188.00	USD 75,000	2.65%	1.88%	1,082.50
	Credit Agricole	2013	2018	KRW 81,188.00	USD 75,000	2.65%	1.88%	1,082.50
	Deutsche Bank	2013	2018	KRW 81,188.00	USD 75,000	2.65%	1.88%	1,082.50
	Citibank	2013	2018	KRW 81,188.00	USD 75,000	2.65%	1.88%	1,082.50
	Societe Generale	2013	2018	KRW 106,190.00	USD 100,000	3.48%	2.63%	1,061.90
	BNP Paribas	2013	2018	KRW 53,095.00	USD 50,000	3.48%	2.63%	1,061.90
	KEB Hana Bank	2013	2018	KRW 53,095.00	USD 50,000	3.48%	2.63%	1,061.90
	Standard Chartered	2013	2018	KRW 106,030.00	USD 100,000	3.48%	2.63%	1,060.30
	BNP Paribas	2013	2018	KRW 53,015.00	USD 50,000	3.48%	2.63%	1,060.30
	KEB Hana Bank	2013	2018	KRW 31,809.00	USD 30,000	3.48%	2.63%	1,060.30
	Societe Generale	2013	2018	KRW 21,206.00	USD 20,000	3.48%	2.63%	1,060.30
	HSBC	2013	2018	KRW 53,015.00	USD 50,000	3.47%	2.63%	1,060.30
	Nomura	2013	2018	KRW 53,015.00	USD 50,000	3.47%	2.63%	1,060.30
	Credit Agricole	2014	2020	KRW 110,680.00	USD 100,000	2.29%	2.50%	1,106.80
	Societe Generale	2014	2020	KRW 55,340.00	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340.00	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340.00	USD 50,000	2.21%	2.50%	1,106.80
	Standard Chartered	2014	2020	KRW 55,340.00	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340.00	USD 50,000	2.21%	2.50%	1,106.80
	Nomura	2014	2020	KRW 55,340.00	USD 50,000	2.21%	2.50%	1,106.80
	BNP Paribas	2014	2020	KRW 55,340.00	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340.00	USD 50,000	2.21%	2.50%	1,106.80
	KEB Hana Bank	2017	2022	KRW 226,600.00	USD 200,000	1.94%	2.63%	1,133.00
	Korea Development Bank	2017	2022	KRW 113,300.00	USD 100,000	1.94%	2.63%	1,133.00
	Nomura	2017	2022	KRW 113,300.00	USD 100,000	1.95%	2.63%	1,133.00
	Woori Bank	2017	2022	KRW 56,650.00	USD 50,000	1.95%	2.63%	1,133.00
	Kookmin Bank	2017	2022	KRW 56,650.00	USD 50,000	1.95%	2.63%	1,133.00

Under these currency swap contracts, we recognized net valuation loss of Won 844 billion in 2017.

Details of interest rate contracts outstanding as of December 31, 2017 are as follows:

Type	Counterparty	Contract Year	Settlement Year		Contract Interest Rate Per Annum
				Notional Amount	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	JP Morgan	2013	2018	KRW 150,000	3.58%	3M CD+0.31%
	Credit Suisse	2014	2018	KRW 25,000	2.98%	1Y CMT+0.31%
	KEB Hana Bank	2017	2022	KRW 100,000	2.01%	3M CD+0.24%
	KEB Hana Bank	2017	2022	KRW 100,000	2.06%	3M CD+0.27%
	Nomura(1)	2017	2037	KRW 30,000	2.05%	3.08%
	KEB Hana Bank	2017	2021	KRW 200,000	2.45%	3M CD+0.32%
	Export-Import Bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	2.67%	6M USD Libor
Cash flow hedge	BNP Paribas	2009	2027	USD 92,120	4.16%	6M USD Libor
	KFW	2009	2027	USD 92,120	4.16%	6M USD Libor
	Credit Agricole	2016	2033	USD 96,297	3.98% ~ 4.10%	6M USD Libor
	SMBC	2016	2033	USD 125,927	4.05% ~ 4.18%	6M USD Libor
	Mizuho Bank	2016	2019	USD 36,890	1.56%	1.35%
	SMBC	2016	2019	USD 36,890	1.56%	1.35%

Note:

(1)	2.05% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.

Under these interest rate swap contracts, we recognized net valuation gain of Won 6,909 million in 2017.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2016 and 2017 were as follows:

	Assets		Liabilities
Type	2016	2017	2016	2017
	(In thousands of USD, EUR, GBP and other foreign currencies)
AED	7,479	5,693	1,534	2,049
AUD	187	145	632,613	652,259
BDT	49,110	60,208	833	1,001
BWP	4,296	797	3,222	—
CAD	—	82	—	171
CHF	—	—	400,308	400,004
CNY	—	13,007	—	26,140
EUR	17,585	5,708	14,111	68,003
GBP	3	3	110	2,327
IDR	52,568	167,775	—	—
INR	1,059,092	1,228,259	161,631	227,078
JOD	1,746	1,624	5	5
JPY	520,746	799,501	20,442,504	21,624,128
KZT	12,157	359	—	—
MGA	3,408,579	2,762,572	150,430	319,581
NOK	—	—	—	482
PHP	415,818	189,261	136,700	125,431
PKR	274,090	251,190	5,051	4,676
SAR	1,149	1,191	—	44
SEK	—	—	—	449,002
USD	1,319,524	1,653,858	9,445,567	8,321,335
UYU	1,307	12,955	586	10,586
ZAR	386	361	75	4

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

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2017, we estimate that our unrealized foreign exchange translation losses will increase by Won 844 billion in 2018. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2016 and 2017, without taking into consideration of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest and all other variables are held constant as of December 31, 2017, we estimate that our income before income taxes will decrease by Won 27 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2018. Such sensitivity analysis does not take into consideration interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2017, we estimate that our income before income taxes will increase by Won 546 billion in 2018.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2017, we estimate that our income before income taxes will decrease by Won 165 billion in 2018.

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

Depositary Payments for the Fiscal Year 2017

The following table sets forth our expenses incurred in 2017, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars)
Reimbursement of legal fees	US$	184
Reimbursement of accounting fees		146
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		896
Other		158

Total	US$	1,384

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2017 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2017, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Cho, Jeon-Hyeok. Such member is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Code and the New York Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2016 and 2017 for professional services rendered by our principal auditors for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2017 and we currently expect KPMG Samjong Accounting Corp. to serve as our principal auditors for the year ended December 31, 2018.

	Aggregate Fees Billed During
Type of Services	2016		2017		Nature of Services
	(In millions of Won)
Audit Fees	￦	3,296	￦	3,051	Audit service for KEPCO and its subsidiaries.
Audit-Related Fees		—		410	Comfort letter services.
Tax Fees		176		67	Tax return and consulting advisory service.
All Other Fees		—		2	All other services which do not meet the three categories above.

Total	￦	3,472	￦	3,530

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Act on the Management of Public Institutions, the Korean

Commercial Code, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange.We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Code, except to the extent the KEPCO Act and the Act on the Management of Public Institutions otherwise require. Our corporate governance is also affected by various regulatory guidelines, including those promulgated by the Ministry of Strategy and Finance. In addition, as a company listed on the Korea Exchange, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless the Financial Investment Services and Capital Markets Act of Korea otherwise provides.

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

The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing director as appointed by the minister of the Ministry of Strategy and Finance becomes the chairman of our board of directors following the review and resolution of the Public Agencies Operating Committee; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy (in the case of our president) or of the Ministry of Strategy and Finance (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing directors must be appointed by the minister of the Ministry of Strategy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee, and must have ample knowledge and experience in business management.

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

Our Control over the Generation Subsidiaries

Designation of our generation subsidiaries as “market-oriented public enterprises” was intended to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them so as to provide improved service to the general public. Such designation also has had the effect of the Government exercising greater direct control over the appointment of the governing body of our generation subsidiaries (in ways that are similar how the Government exercises such control over us as our majority shareholder as well as our regulator).

In addition, the Government has imposed a number of regulations that further affect the respective operational boundaries between us and our generation subsidiaries, including as follows:

•	In August 2010, in furtherance of the Act on the Management of Public Institutions, the Ministry of Strategy and Finance announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises under the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, and (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel, among others).

•	In January 2011, the Ministry of Strategy and Finance created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. The purpose of the joint cooperation unit was to give greater autonomy to the generation subsidiaries with regard to power plant construction and management and fuel procurements, and thereby enhance efficiency in operating power plants. The main functions of the joint cooperation unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels, (iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, among other things.

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

Second, in practice we retain significant control over our generation subsidiaries through the following means:

•	We are the sole purchaser of electricity produced by the generation subsidiaries and continue to have near monopoly in terms of transmitting and distributing electricity in Korea. Accordingly, we continue to have significant influence over our generation subsidiaries in the electricity industry.

•	Pursuant to the Electricity Business Act, the adjusted coefficient must be determined so that the price of electricity sold by our generation subsidiaries to us shall have the effect of ensuring a fair rate of return to us as a standalone entity, which means any imbalance caused by excess profits taken by our generation subsidiaries to our loss must be corrected. Since we and the generation subsidiaries participate in the determination of the adjusted coefficient, such determination process can be used as a way for us to exert indirect influence on our generation subsidiaries.

•	Our president holds regular meetings (known as “CEO Meetings”) with the presidents of our generation subsidiaries for which our president determines whether and when to convene such meetings, sets the agenda for such meetings and chairs such meetings. Since significant issues that jointly affect us and our generation subsidiaries are often discussed and decided at these meetings, the leadership role exercised by our president in such meetings is significant in setting the policies and direction for us and our generation subsidiaries as a whole.

•	We maintain and operate the Affiliated Company Management Team within the parent company organizational structure. The purpose of this team is to support and coordinate the management of the generation subsidiaries. Activities of the Affiliated Company Management Team include preparation of the CEO meetings, deliberation on major issues to be discussed at CEO Meetings, convening a general meeting of shareholders of the generation subsidiaries and coordination on the decision-making process for the general meeting of shareholders of the generation subsidiaries.

Ultimately, our control over our generation subsidiaries is derived from the fact that the Government owns the majority of our shares and effectively controls us as the supervisor and regulator in a heavily regulated industry, and in effect also exercises the same degree of control over our generation subsidiaries through our sole share ownership over our generation subsidiaries as well as its statutory power of direct appointment of the governing bodies of our generation subsidiaries. In effect, we are acting as an intermediate holding company in a vertical control structure involving the Government, us and our generation subsidiaries, where the Government holds the ultimate control over both us and our generation subsidiaries and exercises its such control over our generation subsidiaries in part through us acting as the sole shareholder and the parent company.

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

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, executive sessions were held from time to time in 2017 in order to promote the exchange of diverse opinions by non-standing directors.

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

(b) Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page E-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as last amended on November 11, 2016 (in English)*

2.1	Form of Deposit Agreement**

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on March 21, 2017 (in English)

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on August 31, 2016 (in English)**

15.3	The Act on the Management of Public Institutions, as amended on Dec 27, 2016 (in English)

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on August 9, 2017 (in English)

101.1	Interactive Data Files (XBRL-Related Documents)

*	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 28, 2017.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION
By:	/s/ JongKap KIM
Name:	JongKap KIM
Title:	President and Chief Executive Officer
Date:	April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Company’s auditor since 2013.

Seoul, Korea

April 26, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Korea Electric Power Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the company as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2018

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2017

	Note		2016	2017
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	3,051,353	2,369,739
Current financial assets, net	5,10,11,12,45		2,671,989	1,958,357
Trade and other receivables, net	5,8,14,20,45,46,47		7,788,876	7,928,972
Inventories, net	13		5,479,443	6,002,086
Income tax refund receivables	41		19,163	100,590
Current non-financial assets	15		631,860	753,992
Assets held-for-sale	42		65,842	27,971

Total current assets			19,708,526	19,141,707

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,45		2,657,494	2,038,913
Non-current trade and other receivables, net	5,8,14,45,46,47		1,903,515	1,754,797
Property, plant and equipment, net	18,27,49		145,743,056	150,882,414
Investment properties, net	19,27		353,680	284,714
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,46		980,821	1,187,121
Investments in associates	4,17		4,092,252	3,837,421
Investments in joint ventures	4,17		1,418,196	1,493,275
Deferred tax assets	41		795,131	919,153
Non-current non-financial assets	15		181,789	246,818

Total non-current assets			158,128,516	162,647,208

Total Assets	4	￦	177,837,042	181,788,915

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2017

	Note		2016	2017
			In millions of won
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	5,585,411	5,999,521
Current financial liabilities, net	5,11,23,45,47		8,942,329	9,194,552
Income tax payables	41		1,843,288	508,402
Current non-financial liabilities	20,28,29		6,368,210	5,584,308
Current provisions	26,45		1,999,988	2,137,498

Total current liabilities			24,739,226	23,424,281

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		3,558,175	3,223,480
Non-current financial liabilities, net	5,11,23,45,47		44,835,562	45,980,899
Non-current non-financial liabilities	28,29		7,591,605	8,072,434
Employee benefits liabilities, net	25,45		1,686,258	1,483,069
Deferred tax liabilities	41		8,948,520	10,415,397
Non-current provisions	26,45		13,427,151	16,224,714

Total non-current liabilities			80,047,271	85,399,993

Total Liabilities	4	￦	104,786,497	108,824,274

Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			31,847,275	34,833,844
Unappropriated retained earnings			19,721,686	16,931,804

			53,173,871	53,370,558

Other components of equity	34
Other capital surplus			1,235,146	1,233,793
Accumulated other comprehensive loss			(33,875)	(271,457)
Other equity			13,294,973	13,294,973

			14,496,244	14,257,309

Equity attributable to owners of the controlling company			71,723,693	71,681,445
Non-controlling interests	16, 33		1,326,852	1,283,196

Total Equity		￦	73,050,545	72,964,641

Total Liabilities and Equity		￦	177,837,042	181,788,915

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2016 and 2017

	Note		2015	2016	2017
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods		￦	54,367,036	55,379,487	55,772,548
Sales of construction services	20		3,761,204	4,026,857	3,212,184
Sales of services			453,487	356,743	351,157

			58,581,727	59,763,087	59,335,889

Cost of sales	13,25,43,47
Cost of sales of goods			(41,348,917)	(41,237,372)	(48,454,036)
Cost of sales of construction services			(3,563,120)	(3,755,144)	(3,047,396)
Cost of sales of services			(545,692)	(557,037)	(597,423)

			(45,457,729)	(45,549,553)	(52,098,855)

Gross profit			13,123,998	14,213,534	7,237,034
Selling and administrative expenses	25,36,43,47		(2,153,261)	(2,639,232)	(2,762,855)
Other income	37		808,214	840,184	869,118
Other expenses	37		(108,848)	(188,624)	(180,055)
Other gains, net	38		8,610,773	70,498	156,627

Operating profit	4		20,280,876	12,296,360	5,319,869
Finance income	5,11,39		1,182,988	791,543	1,530,618
Finance expenses	5,11,40		(3,015,457)	(2,437,087)	(3,127,952)
Profit (loss) related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			280,794	224,435	241,537
Gain on disposal of investments in associates and joint ventures			4,731	52	609
Gain on disposal of investments in subsidiaries	16		8,376	—	—
Share in loss of associates and joint ventures			(86,522)	(243,361)	(323,225)
Loss on disposal of investments in associates and joint ventures			—	(2,935)	—
Impairment loss on investments in associates and joint ventures	17		—	(115,539)	(27,238)

			207,379	(137,348)	(108,317)

Profit before income tax			18,655,786	10,513,468	3,614,218
Income tax expense	41		(5,239,413)	(3,365,141)	(2,172,824)

Profit for the period		￦	13,416,373	7,148,327	1,441,394

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2015, 2016 and 2017

	Note		2015	2016	2017
			In millions of won, except per share information
Other comprehensive income (loss)	5,11,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	￦	(87,861)	(75,926)	170,337
Share in other comprehensive loss of associates and joint ventures, net of tax	31		(283)	(2,515)	10,067
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	34		9,648	61,279	(7,098)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,34		4,409	28,414	20,868
Foreign currency translation of foreign operations, net of tax	34		18,535	41,360	(134,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		89,558	(54,914)	(154,694)

Other comprehensive income (loss), net of tax			34,006	(2,302)	(94,716)

Total comprehensive income for the period		￦	13,450,379	7,146,025	1,346,678

Profit or loss attributable to:
Owners of the controlling company	44	￦	13,289,127	7,048,581	1,298,720
Non-controlling interests			127,246	99,746	142,674

		￦	13,416,373	7,148,327	1,441,394

Total comprehensive income attributable to:
Owners of the controlling company		￦	13,308,132	7,041,557	1,230,194
Non-controlling interests			142,247	104,468	116,484

		￦	13,450,379	7,146,025	1,346,678

Earnings per share (in won)	44
Basic and diluted earnings per share		￦	20,701	10,980	2,023

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2016 and 2017

		Equity attributable to owners of the controlling company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2015	￦	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income (loss) for the period
Profit for the period		—	13,289,127	—	13,289,127	127,246	13,416,373
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(84,271)	—	(84,271)	(3,590)	(87,861)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(280)	—	(280)	(3)	(283)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	9,744	9,744	(96)	9,648
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	3,157	3,157	1,252	4,409
Foreign currency translation of foreign operations, net of tax		—	—	1,179	1,179	17,356	18,535
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	89,476	89,476	82	89,558
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(86,071)	(407,053)
Issuance of share capital by subsidiaries		—	—	2,536	2,536	12,329	14,865
Equity transaction within consolidation scope—other than issuance of share capital		—	—	44,166	44,166	9,046	53,212
Disposal of treasury stocks		—	—	(716)	(716)	23,229	22,513
Changes in consolidation scope		—	—	—	—	(16,455)	(16,455)
Dividends paid (hybrid bond)		—	—	—	—	4	4

Balance at December 31, 2015	￦	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2015, 2016 and 2017

		Equity attributable to owners of the controlling company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2016	￦	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income (loss) for the period
Profit for the period		—	7,048,581	—	7,048,581	99,746	7,148,327
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(69,330)	—	(69,330)	(6,596)	(75,926)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(2,532)	—	(2,532)	17	(2,515)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	61,275	61,275	4	61,279
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	27,075	27,075	1,339	28,414
Foreign currency translation of foreign operations, net of tax		—	—	31,406	31,406	9,954	41,360
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(54,918)	(54,918)	4	(54,914)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(99,982)	(2,090,071)
Issuance of shares of capital by subsidiaries and others		—	—	1,750	1,750	14,809	16,559
Equity transaction within consolidation scope—other than issuance of share capital		—	—	36,008	36,008	12,299	48,307
Changes in consolidation scope		—	—	—	—	3,705	3,705
Dividends paid (hybrid bond)		—	—	—	—	(16,455)	(16,455)

Balance at December 31, 2016	￦	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2015, 2016 and 2017

		Equity attributable to owners of the controlling company				Non- controlling Interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance at January 1, 2017	￦	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

Total comprehensive income (loss) for the period
Profit for the period		—	1,298,720	—	1,298,720	142,674	1,441,394
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	158,991	—	158,991	11,346	170,337
Share in other comprehensive income of associates and joint ventures, net of tax		—	10,065	—	10,065	2	10,067
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(7,102)	(7,102)	4	(7,098)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	19,614	19,614	1,254	20,868
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	(95,103)	(39,093)	(134,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(154,991)	(154,991)	297	(154,694)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,271,089)	—	(1,271,089)	(70,252)	(1,341,341)
Issuance of shares of capital by subsidiaries and others		—	—	(1,378)	(1,378)	18,381	17,003
Changes in consolidation scope		—	—	—	—	7,337	7,337
Dividends paid (hybrid bond)		—	—	—	—	(15,856)	(15,856)
Repayment of hybrid bond		—	—	—	—	(99,750)	(99,750)
Others		—	—	25	25	—	25

Balance at December 31, 2017	￦	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

		2015	2016	2017
		In millions of won
Cash flows from operating activities
Profit for the period	￦	13,416,373	7,148,327	1,441,394
Adjustments for:
Income tax expense		5,239,413	3,365,141	2,172,824
Depreciation		8,269,118	8,881,273	9,660,039
Amortization		72,266	79,715	113,672
Employee benefit expense		314,692	373,753	391,360
Bad debt expense		18,350	37,815	126,326
Interest expense		2,015,684	1,752,868	1,789,552
Loss on sale of financial assets		3,008	9	2,343
Loss on disposal of property, plant and equipment		1,933	4,996	70,514
Loss on abandonment of property, plant, and equipment		365,056	426,519	424,091
Impairment loss on property, plant and equipment		30,344	—	51,067
Impairment loss on intangible assets		22	3,945	20
Loss on disposal of intangible assets		16	158	183
Increase to provisions		1,602,724	1,782,732	1,690,120
Loss (gain) on foreign currency translation, net		617,224	253,468	(902,878)
Valuation and transaction loss (gain) on derivative instruments, net		(708,120)	(231,630)	1,043,628
Share in loss (income) of associates and joint ventures, net		(194,272)	18,926	81,688
Gain on disposal of financial assets		(4)	(1,482)	(1,130)
Gain on disposal of property, plant and equipment		(8,637,508)	(74,035)	(48,316)
Gain on disposal of intangible assets		(32)	—	(564)
Gain on disposal of investments in associates and joint ventures		(4,731)	(52)	(609)
Loss on disposal of investments in associates and joint ventures		—	2,935	—
Gain on disposal of investments in subsidiaries		(8,376)	—	—
Impairment loss on investments in associates and joint ventures		—	115,539	27,238
Interest income		(241,585)	(241,778)	(206,143)
Dividend income		(14,069)	(9,446)	(11,477)
Impairment loss on available-for-sale financial assets		84,370	86,703	2,713
Others, net		(35,107)	66,260	16,679

		8,790,416	16,694,332	16,492,940

Changes in:
Trade receivables		715,498	200,529	(218,328)
Non-trade receivables		(17,102)	(68,322)	(31,807)
Accrued income		17,051	69,151	577,838
Other receivables		(9,441)	10,093	(1,271)
Other current assets		67,520	(259,492)	37,576
Inventories		(1,190,188)	(1,439,545)	(1,373,438)
Other non-current assets		(31,465)	(2,792)	(46,079)
Trade payables		(1,577,551)	141,994	342,126
Non-trade payables		38,223	(8,379)	(214,704)
Accrued expenses		(410,744)	(153,172)	(715,305)
Other payables		964	—	292
Other current liabilities		870,945	284,417	(126,323)
Other non-current liabilities		377,617	809,699	763,958
Investments in associates and joint ventures (dividends received)		114,708	75,407	106,983
Provisions		(1,033,502)	(1,527,129)	(1,390,606)
Payments of employee benefit obligations		(43,100)	(53,477)	(69,489)
Plan assets		(214,449)	(312,125)	(325,080)

		(2,325,016)	(2,233,143)	(2,683,657)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015, 2016 and 2017

		2015	2016	2017
		In millions of won
Cash generated from operating activities	￦	19,881,773	21,609,516	15,250,677
Dividends received (available-for-sale financial assets)		38,565	10,294	10,590
Interest paid		(2,176,040)	(2,041,379)	(1,886,303)
Interest received		133,875	240,878	173,226
Income taxes paid		(935,068)	(3,298,757)	(2,298,296)

Net cash from operating activities		16,943,105	16,520,552	11,249,894

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		22,058	46,644	10,542
Acquisition of associates and joint ventures		(116,114)	(113,222)	(206,753)
Proceeds from disposals of property, plant and equipment		9,843,796	207,960	85,801
Acquisition of property, plant and equipment		(14,049,887)	(12,028,789)	(12,535,958)
Proceeds from disposals of intangible assets		467	430	1,072
Acquisition of intangible assets		(87,946)	(124,422)	(143,887)
Proceeds from disposals of financial assets		242,856	10,876,017	5,296,680
Acquisition of financial assets		(5,326,151)	(8,130,621)	(4,786,717)
Increase in loans		(153,570)	(206,092)	(218,698)
Collection of loans		111,714	117,561	120,967
Increase in deposits		(352,669)	(468,734)	(397,078)
Decrease in deposits		185,154	161,166	110,383
Receipt of government grants		52,696	32,878	55,533
Net cash inflow (outflow) from changes in consolidation scope		(968)	3,754	—
Other cash inflow (outflow) from investing activities, net		(145,406)	(20,400)	1,414

Net cash used in investing activities		(9,773,970)	(9,645,870)	(12,606,699)

Cash flows from financing activities
Proceeds from (Repayment of) short-term borrowings, Net		(65,355)	(49,604)	370,328
Proceeds from long-term borrowings and debt securities		4,178,454	2,302,060	10,098,067
Repayment of long-term borrowings and debt securities		(8,960,706)	(7,750,047)	(8,198,882)
Payment of finance lease liabilities		(110,040)	(118,215)	(122,919)
Settlement of derivative instruments, net		73,348	73,246	33,434
Proceeds on disposal of partial interest in a subsidiary that does not involve loss of control		67,914	—	—
Change in non-controlling interest		36,105	10,538	23,582
Repayment of hybrid bond		—	—	(99,750)
Dividends paid (hybrid bond)		(16,455)	(16,455)	(15,856)
Dividends paid		(409,884)	(2,088,429)	(1,340,387)
Other cash outflow from financing activities, net		—	(570)	(2,023)

Net cash from (used in) financing activities		(5,206,619)	(7,637,476)	745,594

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		1,962,516	(762,794)	(611,211)
Effect of exchange rate fluctuations on cash held		24,249	31,082	(70,403)

Net increase (decrease) in cash and cash equivalents		1,986,765	(731,712)	(681,614)
Cash and cash equivalents at January 1		1,796,300	3,783,065	3,051,353

Cash and cash equivalents at December 31	￦	3,783,065	3,051,353	2,369,739

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017

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

As of December 31, 2017, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Foreign investors	194,050,746	30.23%
Other	119,836,273	18.67%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 23, 2018.

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

Energy delivered but not metered nor billed are calculated at the reporting date and is estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized for the years ended December 31, 2016 and 2017 are ￦1,615,322 million and ￦1,672,385 million, respectively.

(ii)	Continuing operation of Wolsong Unit 1 nuclear power plant

Wolsong Unit 1 nuclear power plant of the Company commenced operations on November 21, 1982 and its 30-year of designed life was expired on November 20, 2012. On February 27, 2015, the Nuclear Safety and Security Commission (NSSC) evaluated the safety of operation on the Wolsong Unit 1 nuclear power plant and approved to continue its operation until November 20, 2022. As described in note 50, the lawsuit related to the validity of the approval of NSSC is currently ongoing.

According to the Eighth Basic Plan for Electricity Supply and Demand by the Ministry of Trade, Industry and Energy, Wolsong Unit 1 nuclear power plant is expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018.

The Korean government plans to refund to the Company for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, the Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, Korean government plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 41 – Income Taxes

•	Note 25 – Employment Benefits

(5)	Changes in accounting policies

(i)	Amendments to IAS 7 ‘Statement of Cash Flows’

The Company has adopted amendments to IAS ‘Statement of Cash Flows’ since January 1, 2017. The amendments require changes in liabilities arising from financing activities to be disclosed. The amendments are not required to provide comparative information for prior periods when applying for the first time. Information about changes in liabilities arising from financing activities is included in note 23 and note 24.

(ii)	Amendments to IAS 12 ‘Income Taxes’

The Company has adopted amendments to IAS 12 ‘Income Taxes’ since January 2017. The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Company assesses whether there will be sufficient taxable profit, the Company should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The Company believes that there is no significant impact on the Company’s consolidated financial statements and did not retroactively restate the comparative consolidated financial statements for the prior period.

(6)	New standards and amendments not yet adopted

The following new standards, including IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual periods beginning on January 1, 2017, and the Company has not early adopted them.

The Company will apply IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ for annual periods beginning on January 1, 2018. The Company has conducted a detailed assessment on adoption of these standards and based on the circumstance and information available when these financial statements were authorized for issuance.

(i)	IFRS 9 ‘Financial Instruments’

IFRS 9 sets out the requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. It replaces existing guidance in IAS 39 ‘Financial Instruments: Recognition and Measurement’.

The Company will apply the exemption allowing it not to restate the comparative information for prior periods upon adoption of IFRS 9. The Company will retroactively apply the cumulative effect of the adoption of IFRS 9 in retained earnings as of the date of initial application (January 1, 2018).

Expected impacts on the consolidated financial statements are categorized as follows:

①	Classification and measurement of financial assets

IFRS 9 includes a new classification and measurement of financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

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

The criteria for classification and measurement of financial assets under IFRS 9 are as follows:

•	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•	A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify(recycle) the those items in OCI to profit or loss subsequently.

•	A financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

As of December 31, 2017, the Company has financial assets at fair value through profit or loss amounting to ￦133,532 million, available-for-sale financial assets amounting to ￦699,833 million, held-to-maturity investments amounting to ￦3,144 million and loans and receivables amounting to ￦15,203,663 million.

Based on the result of the detailed assessment to date, the expected impacts on the Company’s financial assets (excluding derivative instruments) on the date of initial application (January 1, 2018) are as follows:

Classification based on IAS 39	Classification based on IFRS 9		Amount based on IAS 39	Amount based on IFRS 9
			In millions of won
Financial assets at FVTPL	FVTPL	￦	111,512	111,512
Loans and receivables	Amortized cost		15,203,663	14,412,339
Loans and receivables	FVTPL		—	791,324
Available-for-sale financial assets	FVOCI		699,833	476,941
Available-for-sale financial assets	FVTPL		—	222,892
Held-to-maturity investments	Amortized cost		3,144	3,144

Total financial assets (excluding derivative instruments)		￦	16,018,152	16,018,152

Upon adoption of IFRS 9, ￦791,324 million of loans and receivables and ￦222,892 million of available-for-sale financial assets will be measured at FVTPL. The Company has elected to measure ￦476,941 million of the equity securities classified as available-for-sale financial assets as FVOCI under IFRS 9. Accordingly, from January 1, 2018, gains and losses from changes of fair value of the equity securities are recognized in other comprehensive income, impairment losses are not recognized in profit or loss, and gains and losses are not reclassified at disposal.

②	Classification and measurement of financial liabilities

Under IFRS 9, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

The Company did not elect to designate financial liabilities as FVTPL and believes that there is no significant impact on the Company’s consolidated financial statements upon adoption of IFRS 9.

③	Impairment: Financial assets and contract assets

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

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL:	ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL:	ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under IFRS 9, an entity shall always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of IFRS 15 and that do not contain a significant financing component in accordance with IFRS 15 and if the trade receivables or contract assets include a significant financing component, an entity may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

As of December 31, 2017, the Company has debt instruments in financial assets measured at amortized cost amounting to ￦15,464,202 million (loans and receivables) and has recognized loss allowances of ￦260,539 million.

Under adoption of IFRS 9, the Company plans to elect to measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables, contract assets and lease receivables that include a significant financing component. Based on the result of the detailed assessment to date, the expected impacts on the Company’s loss allowances on the date of initial application (January 1, 2018) are as follows:

Type		Amount based on IAS 39 (A)	Amount based on IFRS 9 (B)	Increase (decrease) (B-A)
		In millions of won
Trade and other receivables	￦	251,591	258,360	6,769
Other financial assets		8,948	8,948	—

Total	￦	260,539	267,308	6,769

④	Hedge accounting

When initially applying IFRS 9, an entity may elect as its accounting policy to continue to apply the hedge accounting requirements of IAS 39. The Company plans to elect to continue apply the hedge accounting requirements of IAS 39.

As of December 31, 2017, the Company has asset and liabilities designated as hedged items amounting to ￦10,606 million and ￦277,130 million, respectively.

(ii)	IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 sets out a comprehensive framework for determining whether revenue is recognized, the extent of revenue recognized, and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, SIC-31 ‘Revenue-Barter transactions involving advertising services’, IFRIC 13 ‘Customer Loyalty Programs’, IFRIC 15 ‘Agreements for the construction of real estate’, and IFRIC 18 ‘Transfers of assets from customers’.

The Company will retrospectively apply and recognize the cumulative effect of the adoption of IFRS 15 at the date of initial application (January 1, 2018) and has determined to retrospectively apply to only those contracts that were not completed as of the date of initial application (January 1, 2018). Accordingly, the Company will not restate the comparative periods.

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

Expected impacts on the consolidated financial statements are categorized as follows:

①	Identify the performance obligations in the contract

The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 91.3% of consolidated revenue for the year ended December 31, 2017.

Under IFRS 15, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Company is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as different performance obligations for each contract.

Based on the result of the detailed assessment to date, the Company believes that the impact of identifying separate the performance obligations in the contract on the Company’s revenue is not significant.

②	Variable consideration

The Company may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. In applying IFRS 15, the Company estimates an amount of variable consideration by using the expected value method that the Company expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Based on the result of the detailed assessment to date, the Company believes that the impact of variable consideration on the Company’s revenue is not significant.

③	Performance obligations satisfied over time

The Company provides its customers with services such as EPC business, O&M, etc. over time. The Company recognizes revenues based on the percentage-of-completion on a reasonable basis.

Under IFRS 15, an entity recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(b)	the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

Based on the result of the detailed assessment to date, the impact of the revenue recognition over time based on the percentage-of-completion on the Company’s revenue is not significant.

(iii)	IFRS 16 ‘Leases’

IFRS 16 replaces IAS 17 ‘Leases’, and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. This standard is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

Under IFRS 16, a lessee shall apply this standard to its leases either:

(a)	retrospectively to each prior reporting period presented applying IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’; or

(b)	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Company has not yet determined the transition approach for IFRS 16.

IFRS 16 provides a single lessee accounting model in which the lessee recognizes lease related assets and liabilities in the statement of financial position. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lease recognition may be exempted for short-term leases and leases for which the underlying asset is of low value. Accounting for a lessor is similar to the existing standard that classifies each of its leases as either an operating lease or a finance lease.

Upon adoption of IFRS 16, the nature of the costs associated with the lease will change as the operating lease payments recognized based on a straight-line basis will change to depreciation expense of a right-of-use asset and interest expense of the lease liability and no significant impact is expected on the Company’s finance lease.

The Company plans to conduct a detailed assessment of the potential impact from the application of IFRS 16 during the year ending December 31, 2018.

(iv)	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’

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

(v)	Amendments to IAS 40 ‘Investment Property’

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

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under IAS 39 ‘Financial Instruments’: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 ‘ Income Taxes’ and IAS 19 ‘ Employee Benefits’ respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

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

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’, or with IAS 37 ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

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

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of IAS 39 ’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with IAS 28 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applicable to the IFRS 5 ‘Non-current Assets Held for Sale’.

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

The Company assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

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

The Company recognize revenue from electricity sales revenue based on power sold (transferred to the customer) up to the reporting date and the corresponding utility rate charged to customers. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of services

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

The Company’s policy for recognition of revenue from operating leases is described in note 3.(9) below.

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

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(25)

Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

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

(12)	Government grants and income related to transfer of assets from customers

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

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with IFRIC 18 ‘Transfer of Assets from Customers’ when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as other income on a straight-line basis over the estimated service period which does not exceed the transferred asset’s useful life.

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

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain machinery were changed during 2016. Depreciation expenses increased by ￦160,985 million for the year ended December 31, 2016. Depreciation expenses increased by ￦160,985 million and ￦130,514 million for the years ended December 31, 2016 and 2017, respectively. Depreciation expenses are expected to increase by ￦91,197 million for the year ending December 31, 2018, and to decrease by ￦382,696 million for the years after December 31, 2018.

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

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight line
Software	4, 5	Straight line
Industrial rights	5, 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Mining right	—	Unit of production
Others	3 ~ 50 or Indefinite	Straight line

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

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IAS 39 ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

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

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with IAS 18 ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, canceled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(24)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with IAS 11 ’Construction Contracts’ and IAS 18 ‘Revenue’, respectively. If the Company performs more than one service under a single contract or arrangement, consideration received or receivable is allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

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

(2)	Financial information of the segments for the years ended December 31, 2015, 2016 and 2017, respectively, are as follows:

		2015
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit
		In millions of won
Transmission and distribution	￦	58,164,394	1,230,975	56,933,419	2,859,037	132,809	1,092,594	220,406	135,261	359,521	872,096		13,319,310
Electric power generation (Nuclear)		10,642,352	10,596,189	46,163	3,070,828	24,612	532,490	(595)	54,572	—	401,839		3,806,617
Electric power generation (Non-nuclear)		21,469,345	20,906,081	563,264	2,337,353	22,171	319,647	(10,686)	74,007	5,305	148,053		2,704,260
Plant maintenance & engineering service		2,533,887	2,016,699	517,188	85,662	12,293	542	(1,746)	74,542	—	174,912		332,531
Others		672,250	150,557	521,693	27,491	108,104	127,684	—	343	230	34		80,165
Consolidation adjustments		(34,900,501)	(34,900,501)	—	(38,987)	(58,404)	(57,273)	—	(24,033)	—	5,790		37,993

	￦	58,581,727	—	58,581,727	8,341,384	241,585	2,015,684	207,379	314,692	365,056	1,602,724		20,280,876

Finance income													1,182,988

Finance expense													(3,015,457)

Profit related to associates and joint ventures													207,379

Profit before income tax												￦	18,655,786

		2016
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	59,862,284	1,890,489	57,971,795	3,226,700	80,882	844,200	(128,402)	162,326	424,356	711,430		5,274,308
Electric power generation (Nuclear)		11,168,579	11,129,385	39,194	3,130,820	33,111	474,590	(1,082)	70,582	—	576,223		3,770,165
Electric power generation (Non-nuclear)		21,394,223	20,561,044	833,179	2,523,306	24,171	359,607	(8,342)	79,846	2,133	276,619		3,211,684
Plant maintenance & engineering service		2,618,388	2,190,207	428,181	98,843	10,672	2,156	478	86,268	—	221,301		210,680
Others		567,836	77,098	490,738	26,817	115,928	97,926	—	1,050	30	168		76,336
Consolidation adjustments		(35,848,223)	(35,848,223)	—	(45,498)	(22,986)	(25,611)	—	(26,319)	—	(3,009)		(246,813)

	￦	59,763,087	—	59,763,087	8,960,988	241,778	1,752,868	(137,348)	373,753	426,519	1,782,732		12,296,360

Finance income													791,543

Finance expense													(2,437,087)

Loss related to associates and joint ventures													(137,348)

Profit before income tax												￦	10,513,468

		2017
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit
		In millions of won
Transmission and distribution	￦	59,486,766	2,044,160	57,442,606	3,466,410	49,987	737,971	(105,166)	158,738	384,595	885,195		1,902,634
Electric power generation (Nuclear)		9,415,752	9,359,468	56,284	3,267,510	21,034	487,503	3,637	80,809	—	801,800		1,347,794
Electric power generation (Non-nuclear)		22,795,816	21,885,251	910,565	2,954,375	18,860	486,176	(6,718)	94,075	39,335	171,457		1,523,497
Plant maintenance & engineering service		2,621,440	2,211,716	409,724	109,001	10,801	2,967	(70)	87,344	161	219,382		265,593
Others		655,062	138,352	516,710	36,001	130,003	103,782	—	861	—	(967)		113,296
Consolidation adjustments		(35,638,947)	(35,638,947)	—	(59,586)	(24,542)	(28,847)	—	(30,467)	—	(386,747)		167,055

	￦	59,335,889	—	59,335,889	9,773,711	206,143	1,789,552	(108,317)	391,360	424,091	1,690,120		5,319,869

Finance income													1,530,618

Finance expense													(3,127,952)

Loss related to associates and joint ventures													(108,317)

Profit before income tax												￦	3,614,218

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2016 and 2017 are as follows:

		2016
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	105,321,129	4,121,462	6,345,004	49,854,420
Electric power generation (Nuclear)		52,782,915	15,384	1,945,610	27,366,938
Electric power generation (Non-nuclear)		47,427,642	1,320,203	3,508,313	26,205,049
Plant maintenance & engineering service		3,106,909	53,399	180,715	1,218,047
Others		7,423,132	—	365,470	2,761,262

Segment totals		216,061,727	5,510,448	12,345,112	107,405,716

Consolidation adjustments:
Elimination of inter-segment amounts		(39,114,371)	—	(191,901)	(5,811,800)
Equity method adjustment		906,239	—	—	—
Deferred taxes		(5,830)	—	—	4,301,404
Others		(10,723)	—	—	(1,108,823)

		(38,224,685)	—	(191,901)	(2,619,219)

Consolidated totals	￦	177,837,042	5,510,448	12,153,211	104,786,497

		2017
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	106,540,154	3,366,309	6,606,512	50,757,798
Electric power generation (Nuclear)		55,011,096	11,843	2,083,967	29,252,816
Electric power generation (Non-nuclear)		47,938,084	1,904,224	3,250,524	26,337,295
Plant maintenance & engineering service		3,273,959	48,320	145,779	1,176,627
Others		7,798,400	—	569,447	3,013,743

Segment totals		220,561,693	5,330,696	12,656,229	110,538,279

Consolidation adjustments:
Elimination of inter-segment amounts		(39,517,829)	—	23,616	(5,239,156)
Equity method adjustment		754,314	—	—	—
Deferred taxes		2,215	—	—	5,339,450
Others		(11,478)	—	—	(1,814,299)

		(38,772,778)	—	23,616	(1,714,005)

Consolidated totals	￦	181,788,915	5,330,696	12,679,845	108,824,274

(4)	Geographic information

Electric sales, the main operations of the Company, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets(*2)
		2015	2016	2017	2015	2016	2017
		In millions of won
Domestic	￦	54,351,076	55,310,011	55,652,807	143,788,043	148,297,677	153,436,810
Overseas(*1)		4,230,651	4,453,076	3,683,082	4,526,395	4,474,699	4,497,535

	￦	58,581,727	59,763,087	59,335,889	148,314,438	152,772,376	157,934,345

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2015, 2016 and 2017.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2016 and 2017 are as follows:

		2016
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	3,051,353	—	—	—	3,051,353
Current financial assets
Held-to-maturity investments		—	—	—	114	—	114
Derivative assets		79,709	—	—	—	113,574	193,283
Other financial assets		—	2,478,592	—	—	—	2,478,592
Trade and other receivables		—	7,788,876	—	—	—	7,788,876

		79,709	13,318,821	—	114	113,574	13,512,218

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,014,732	—	—	1,014,732
Held-to-maturity investments		—	—	—	3,130	—	3,130
Derivative assets		287,768	—	—	—	300,323	588,091
Other financial assets		—	1,051,541	—	—	—	1,051,541
Trade and other receivables		—	1,903,515	—	—	—	1,903,515

		287,768	2,955,056	1,014,732	3,130	300,323	4,561,009

	￦	367,477	16,273,877	1,014,732	3,244	413,897	18,073,227

		2017
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (using hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	2,369,739	—	—	—	2,369,739
Current financial assets
Held-to-maturity investments		—	—	—	5	—	5
Derivative assets		12,923	—	—	—	12	12,935
Other financial assets		—	1,945,417	—	—	—	1,945,417
Trade and other receivables		—	7,928,972	—	—	—	7,928,972

		12,923	12,244,128	—	5	12	12,257,068

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	699,833	—	—	699,833
Held-to-maturity investments		—	—	—	3,139	—	3,139
Derivative assets		9,097	—	—	—	10,594	19,691
Other financial assets		111,512	1,204,738	—	—	—	1,316,250
Trade and other receivables		—	1,754,797	—	—	—	1,754,797

		120,609	2,959,535	699,833	3,139	10,594	3,793,710

	￦	133,532	15,203,663	699,833	3,144	10,606	16,050,778

(2)	Classification of financial liabilities as of December 31, 2016 and 2017 are as follows:

		2016
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,115,521	—	1,115,521
Debt securities		—	7,823,557	—	7,823,557
Derivative liabilities		3,251	—	—	3,251
Trade and other payables		—	5,585,411	—	5,585,411

		3,251	14,524,489		14,527,740

Non-current liabilities
Borrowings		—	1,773,891	—	1,773,891
Debt securities		—	42,926,236	—	42,926,236
Derivative liabilities		18,278	—	117,157	135,435
Trade and other payables		—	3,558,175	—	3,558,175

		18,278	48,258,302	117,157	48,393,737

	￦	21,529	62,782,791	117,157	62,921,477

		2017
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,165,985	—	1,165,985
Debt securities		—	7,957,300	—	7,957,300
Derivative liabilities		51,090	—	20,177	71,267
Trade and other payables		—	5,999,521	—	5,999,521

		51,090	15,122,806	20,177	15,194,073

Non-current liabilities
Borrowings		—	2,434,624	—	2,434,624
Debt securities		—	43,189,483	—	43,189,483
Derivative liabilities		99,839	—	256,953	356,792
Trade and other payables		—	3,223,480	—	3,223,480

		99,839	48,847,587	256,953	49,204,379

	￦	150,929	63,970,393	277,130	64,398,452

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2015, 2016 and 2017 are as follows:

			2015	2016	2017
			In millions of won
Cash and cash equivalents	Interest income	￦	54,687	61,380	35,474
Available-for-sale financial assets	Dividends income		14,069	9,446	11,477
	Impairment loss on available-for-sale financial assets		(84,370)	(86,703)	(2,713)
	Gain (loss) on disposal of available-for-sale financial assets		(3,004)	1,473	(1,213)
	Interest income		29	—	—
Held-to-maturity investments	Interest income		99	97	82
Loans and receivables	Interest income		28,586	25,106	30,014
Trade and other receivables	Interest income		100,771	102,237	102,727
Short-term financial instruments	Interest income		46,921	45,763	29,412
Long-term financial instruments	Interest income		10,492	7,195	8,144
Financial assets at fair value through profit or loss	Interest income		—	—	290
	Gain (loss) on valuation of derivatives		220,285	113,671	(214,100)
	Gain (loss) on transaction of derivatives		8,605	(8,039)	(37,266)
	Gain on valuation of financial assets		—	—	12
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		244,020	145,458	(41,129)
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		(12,572)	50,047	2,453
	Gain (loss) on transaction of derivatives		2,818	(13,994)	(58,299)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,392,477)	(1,202,065)	(1,240,727)
	Loss on retirement of financial liabilities		(33)	(23,000)	(5)
	Interest expense of trade and other payables		(84,527)	(68,375)	(57,160)
	Interest expense of others		(538,680)	(482,428)	(491,665)
	Gain (loss) on foreign currency transactions and translations		(708,178)	(290,485)	1,075,215
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		35,312	23,225	(179,879)
	Gain (loss) on transaction of derivatives		107,454	17,045	(27,175)
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		93,914	5,714	(439,559)
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		9,728	(3,297)	29,431
	Loss on transaction of derivatives		(4,288)	(51,450)	(46,221)

(*)	Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income or loss.

6.	Restricted Deposits

Restricted deposits as of December 31, 2016 and 2017 are as follows:

			2016	2017
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	91	53
	Deposits for government project		16,457	15,365
	Collateral provided for borrowings		80,327	79,569
	Collateral provided for lawsuit		241	2
	Deposits for transmission regional support program		2,137	2,320
Short-term financial instruments	Bidding guarantees		118	119
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		33,000	34,000
Other current receivables	Deposit for lawsuit		16,000	—
Financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		—	108,512
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		437,015	214,156
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		342	302
	Decommissioning costs of nuclear power plants		214,121	337,234
	Funds for developing small and medium enterprises(*)		200,000	200,000

		￦	999,851	991,634

(*1)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for the high potential businesses as of December 31, 2017 and 2016.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Cash	￦	119	132
Other demand deposits		1,725,785	968,966
Short-term deposits classified as cash equivalents		120,594	559,239
Short-term investments classified as cash equivalents		1,204,855	841,402

	￦	3,051,353	2,369,739

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2016 and 2017 are as follows:

		2016
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,260,227	(71,985)	—	7,188,242
Other receivables		652,782	(50,071)	(2,077)	600,634

		7,913,009	(122,056)	(2,077)	7,788,876

Non-current assets
Trade receivables		491,509	—	—	491,509
Other receivables		1,455,860	(37,590)	(6,264)	1,412,006

		1,947,369	(37,590)	(6,264)	1,903,515

	￦	9,860,378	(159,646)	(8,341)	9,692,391

		2017
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,499,285	(173,583)	—	7,325,702
Other receivables		614,212	(9,199)	(1,743)	603,270

		8,113,497	(182,782)	(1,743)	7,928,972

Non-current assets
Trade receivables		449,191	—	(414)	448,777
Other receivables		1,380,983	(68,809)	(6,154)	1,306,020

		1,830,174	(68,809)	(6,568)	1,754,797

	￦	9,943,671	(251,591)	(8,311)	9,683,769

(2)	Other receivables as of December 31, 2016 and 2017 are as follows:

		2016
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	360,021	(50,071)	—	309,950
Accrued income		62,063	—	—	62,063
Deposits		193,720	—	(2,077)	191,643
Finance lease receivables		12,225	—	—	12,225
Others		24,753	—	—	24,753

		652,782	(50,071)	(2,077)	600,634

Non-current assets
Non-trade receivables		80,393	(26,942)	—	53,451
Accrued income		174	—	—	174
Deposits		320,935	—	(6,264)	314,671
Finance lease receivables		960,649	—	—	960,649
Others		93,709	(10,648)	—	83,061

		1,455,860	(37,590)	(6,264)	1,412,006

	￦	2,108,642	(87,661)	(8,341)	2,012,640

		2017
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	314,256	(9,199)	—	305,057
Accrued income		54,002	—	—	54,002
Deposits		228,317	—	(1,743)	226,574
Finance lease receivables		13,067	—	—	13,067
Others		4,570	—	—	4,570

		614,212	(9,199)	(1,743)	603,270

Non-current assets
Non-trade receivables		112,983	(59,117)	—	53,866
Accrued income		182	—	—	182
Deposits		331,071	—	(6,154)	324,917
Finance lease receivables		849,554	—	—	849,554
Others		87,193	(9,692)	—	77,501

		1,380,983	(68,809)	(6,154)	1,306,020

	￦	1,995,195	(78,008)	(7,897)	1,909,290

(3)	Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

(4)	Aging analysis of trade receivables as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Trade receivables: (not overdue, not impaired)	￦	7,592,363	7,698,604

Trade receivables: (overdue, not impaired)		820	7,117

Less than 60 days		820	7,117

Trade receivables: (impairment reviewed)		158,553	242,755

60 ~ 90 days		44,277	39,070
90 ~ 120 days		18,917	17,502
120 days ~ 1year		42,534	55,242
Over 1 year		52,825	130,941

		7,751,736	7,948,476
Less: allowance for doubtful accounts		(71,985)	(173,583)
Less: present value discount		—	(414)

	￦	7,679,751	7,774,479

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

(5)	Aging analysis of other receivables as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Other receivables: (not overdue, not impaired)	￦	1,887,620	1,810,075

Other receivables: (overdue, not impaired)		46,887	47,532

Less than 60 days		46,887	47,532

Other receivables: (impairment reviewed)		174,135	137,588

60 ~ 90 days		7,352	44
90 ~ 120 days		2,160	1,017
120 days ~ 1year		17,613	11,042
Over 1 year		147,010	125,485

		2,108,642	1,995,195
Less: allowance for doubtful accounts		(87,661)	(78,008)
Less: present value discount		(8,341)	(7,897)

	￦	2,012,640	1,909,290

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015		2016		2017
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	80,644	67,932	51,956	91,746	71,985	87,661
Bad debt expense		1,308	18,473	38,719	233	126,714	1,778
Write-off		(28,978)	(888)	(18,939)	(928)	(32,995)	(3,129)
Reversal		(1,018)	(413)	—	(5,489)	—	(2,166)
Others		—	6,642	249	2,099	7,879	(6,136)

Ending balance	￦	51,956	91,746	71,985	87,661	173,583	78,008

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Acquisition	Disposal(*1)	Valuation	Impairment	Others	Ending balance
		In millions of won
Listed	￦	196,579	—	(3,398)	74,139	(9,122)	9,973	268,171
Unlisted		387,900	449,484	(1,828)	(12,346)	(77,581)	932	746,561

		584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

Short-term available-for-sale financial assets		—	—	—	—	—	—	—
Long-term available-for-sale financial assets	￦	584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ￦1,482 million and ￦9 million, respectively, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc., Nexolon Co., Ltd. and SsangYong E&C Co., Ltd. and from the partial sales of IBK-AUCTUS Green Growth Private Equity Firm, Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and Korea investment—Hanwha KT Master Lease Private Special Investment Trust for the year ended December 31, 2016.

		2017
		Beginning balance	Acquisition	Disposal(*1)	Valuation	Impairment	Others	Ending balance
		In millions of won
Listed	￦	268,171	106	—	8,156	(97)	(1,883)	274,453
Unlisted		746,561	233,179	(461,423)	(2,908)	(2,616)	(87,413)	425,380

		1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

Short-term available-for-sale financial assets		—	—	—	—	—	—	—
Long-term available-for-sale financial assets	￦	1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ￦1,130 million and ￦2,343 million, respectively, from the partial sales of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the year ended December 31, 2017.

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	154,183	154,183
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	304	304
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	21	21
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	74	74
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation	1,229	0.02%		12	12	12
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	73,061	73,061
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,385	3,385
Baralaba Coal Company Limited(*6)	99,763	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	10.93%		84,134	36,504	36,504
Fission 3.0	300,000	0.17%		—	16	16
Fission Uranium Corp.	800,000	0.17%		785	459	459

				365,773	268,171	268,171

Unlisted(*1)
K&C—Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment—Korea EXIM Bank CERs Private Special Assets Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,256,096,329	5.00%		4,389	4,389	—
Construction Guarantee(*2)	571	0.02%		601	819	819
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	5,186	1.39%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Korea investment—Investment Pool for Public funds 10(*5)	—	—		142,470	141,315	141,315

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Samsung investment—Investment Pool for Public funds 2(*5)	—	—	￦	213,710	211,920	211,920
Samsung investment—Investment Pool for Public funds 1(*5)	—	—		53,220	53,212	53,212
Korea investment—Hanwha KT Master Lease Private Special Investment Trust(*5)	—	—		30,560	30,568	30,568
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Shinil Engineering Co., Ltd.	887	0.06%	￦	3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co.,Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., Ltd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co.,Ltd.	133,333	5.55%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
OCO Co.,Ltd.	123	0.37%		11	11	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co., Ltd.	11	0.15%		4	4	—
Teakwang Tech Co., Ltd.	2,460	0.11%		12	12	—

	2016
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SsangMa Machine Co., Ltd.	4	0.05%	￦	1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	93	0.09%		21	21	—
AceInti Agricultural Co., Ltd.	3	0.00%		1	1	—
KyungDong Co., Ltd.	130	0.01%		1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
AREVA NC Expansion	1,077,124	13.49%		288,443	98,472	98,472
Navanakorn Electric Co., Ltd.(*3)	8,885,600	26.93%		17,216	18,509	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,709	—

				1,040,553	746,561	706,476

			￦	1,406,326	1,014,732	974,647

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.

(*5)	As of December 31, 2016, the Company invested in ￦437,015 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.

(*6)	The number of shares owned has changed due to the stock merge (500:1) during the year ended December 31, 2016

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	165,277	165,277
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	197	197
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	8	8
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.(*7)	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	72	72
PAN ocean Co., Ltd.	1,492	0.00%		14	8	8
Dongbu Corporation(*6)	955	0.02%		12	10	10
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,749	0.14%		191	165	165
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	70,531	70,531
Energy Fuels Inc.	1,711,814	2.38%		16,819	3,300	3,300
Baralaba Coal Company Limited	99,763	0.07%		18,445	22	22
Denison Mines Corp.	58,284,000	10.42%		84,134	34,292	34,292
Fission 3.0	300,000	0.14%		—	15	15
Fission Uranium Corp.	800,000	0.16%		785	532	532

				365,891	274,453	274,453

Unlisted(*1)
Korea investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity Firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,242,437,289	7.46%		2,242	2,242	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	954	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,176,751,013	5.00%		4,328	4,328	—
Construction Guarantee(*2)	571	0.02%		601	833	833
Plant & Mechanical Contractors Financial Cooperative of Korea	144	0.03%		126	126	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.09%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	1,000	0.04%		216	216	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	121	0.02%		26	26	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Samsung investment—Investment Pool for Public funds 1(*5)	—	—		53,220	53,739	53,739
Korea investment—Hanwha KT Master Lease Private Special Investment Trust(*5)	—	—		26,586	26,591	26,591

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Kyobo Royal-Class Repo Plus Fixed Income 1Y 2nd (*5)	—	—	￦	33,000	33,008	33,008
Kyobo Royal-Class Repo Plus Fixed Income 2Y 1st (*5)	—	—		50,000	50,399	50,399
Kyobo Royal-Class Repo Plus A1 ABCP 1Y (*5)	—	—		50,000	50,419	50,419
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		50	50	—
Sungwon Co., Ltd. (formerly, BnB Sungwon Co., Ltd.)	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		26	26	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	—
DN TEK Inc.	12,401	0.29%		61	5	—

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Kwang Jin Structure Co., Ltd.	3,072	0.60%	￦	31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		148	7	—
Autowel Co.,Ltd.	260	0.38%		14	14	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	—
Smart Power Co.,Ltd.	133,333	4.83%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	105	0.09%		24	24	—
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	—
KyungDong Co., Ltd.	130	0.01%		1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
Korea Minerals Co., Ltd.	191	0.05%		134	1	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
DongKwang SD, Inc.	524	0.23%	￦	13	13	—
Dong Yang Metal Co., Ltd.	2,951	1.97%		15	15	—
Seyang Precision Ind. Co., Ltd.	829	0.23%		41	41	—
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	—
ShinShin Co., Ltd	339	1.12%		17	17	—
Kitorang Co., Ltd.	165	0.24%		49	49	—
Sung Kwang Co., Ltd.	23	0.37%		6	6	—
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	—
Shinheung petrol. Co. Ltd.	699	0.14%		7	7	—
Force TEC Co., Ltd.	3,501	0.02%		18	18	—
Haisung Industrial Systems Co., Ltd.	10,751	0.24%		54	54	—
Samsung Tech Co., Ltd.	486	1.28%		97	97	—
Tae Hyung Co., Ltd.	28	0.43%		20	20	—
Samyangplant Co., Ltd.	323	0.60%		16	16	—
Younil Metal Co., Ltd.	41	0.21%		21	21	—
Myungjin Tech Co., Ltd.	20	0.54%		4	4	—
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	—
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	—
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	14	—
CJ Paradise Co.,Ltd	24	0.02%		12	12	—
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
Jungdo Aluminium Co.,Ltd.	8,527	0.35%		128	128	—
Ilheung Metal Co, Ltd.	280	0.83%		28	28	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	—
Ptotronics Co., Ltd.	151	0.07%		2	2	—
NFT Co., Ltd.	136	0.40%		8	8	—
Echoroba Co.,Ltd.	157	0.02%		3	3	—
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	—
Eco Alux Co.,Ltd.	239	0.22%		48	48	—
Daekyung Industry Co.,Ltd.	9,112	0.94%		13	13	—
Dasan Material Co.Ltd.	29	0.04%		—	—	—
Fish World Co.,Ltd.	47	0.21%		2	2	—
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	—
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	—
Shinsei Trading Co., Ltd.	64	0.72%		1	1	—
Dynamic Co., Ltd.	111	0.19%		3	3	—
Green Alchemy Co.,Ltd.	38,202	1.48%		191	191	—
IQ Power Asia Inc.	16,179	0.31%		81	81	—
Youone TBM Engineering & Construction Co., Ltd.	227,854	0.27%		31	31	—
KM Leatech	1,648	0.98%		8	8	—
Wonil T&I Co., Ltd.	229	0.17%		23	23	—
Semist Co.,Ltd.	555	0.80%		3	3	—
DS POWER Co., Ltd.(*8)	580,000	2.34%		2,900	1,223	1,223
Navanakorn Electric Co., Ltd.(*3)	4,442,800	26.93%		17,216	16,410	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*4)	1,100,220	2.50%		229,255	171,242	171,242
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,401	—

				522,782	425,380	387,454

			￦	888,673	699,833	661,907

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.

(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.

(*5)	As of December 31, 2017, the Company invested in ￦285,769 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.

(*6)	The number of shares owned has changed due to the stock merge (9:7) during the year ended December 31, 2017.

(*7)	The number of shares increased due to the stock split (5:1).

(*8)	As described in note 17, this is reclassified to available-for-sale financial assets due to loss of significant influence of the Company.

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Acquisition	Disposal	Others	Ending balance
		In millions of won
Government bonds	￦	3,623	149	(528)	—	3,244

	￦	3,623	149	(528)	—	3,244

Current	￦	380	—	(380)	114	114
Non-current		3,243	149	(148)	(114)	3,130

		2017
		Beginning balance	Acquisition	Disposal	Others	Ending balance
		In millions of won
Government bonds	￦	3,244	250	(350)	—	3,144

	￦	3,244	250	(350)	—	3,144

Current	￦	114	—	(113)	4	5
Non-current		3,130	250	(237)	(4)	3,139

11.	Derivatives

(1)	Derivatives as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	8,370	32,806	45	—
Currency swap		184,913	540,057	12	15,711
Interest rate swap		—	4,705	—	2,697
Others(*1)		—	10,523	12,878	1,283

	￦	193,283	588,091	12,935	19,691

Derivative liabilities
Currency forward	￦	1,153	34	7,862	1,278
Currency swap		—	56,612	61,997	296,098
Interest rate swap		2,098	78,789	1,408	59,416

	￦	3,251	135,435	71,267	356,792

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd, a related party of the Company, and the fair value of the option is recorded in ‘Others’.

(2)	Currency forward contracts which are not designated as hedge instruments as of December 31, 2017 are as follows:

Counterparty	Contract Date	Maturity date	Contract amounts		Contract exchange rate
			Pay	Receive
	In millions of won and thousands of foreign currencies
KEB Hana Bank	2014.04.10	2021.07.12	55,120	USD 52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12	50,784	USD 48,000	1,058.00
Bank of America	2014.04.29	2021.07.12	105,400	USD 100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12	104,600	USD 100,000	1,046.00
KEB Hana Bank	2017.12.22	2021.07.12	105,079	USD 100,000	1,050.79
Korea Development Bank	2017.12.27	2021.07.12	104,849	USD 100,000	1,048.49
CCB	2017.12.07	2018.01.11	10,921	USD 10,000	1,092.14
Morgan Stanley	2017.11.27	2018.01.03	5,439	USD 5,000	1,087.70
Mizuho Bank	2017.11.29	2018.01.05	5,402	USD 5,000	1,080.32
KEB Hana Bank	2017.11.30	2018.01.08	5,437	USD 5,000	1,087.35
Mizuho Bank	2017.12.05	2018.01.09	5,416	USD 5,000	1,083.20
Nova Scotia	2017.12.11	2018.01.12	10,922	USD 10,000	1,092.20
Kookmin Bank	2017.12.12	2018.01.15	3,270	USD 3,000	1,090.15
Kookmin Bank	2017.12.13	2018.01.16	10,906	USD 10,000	1,090.55
Credit Suisse	2017.12.14	2018.01.17	10,858	USD 10,000	1,085.80
Standard Chartered	2017.12.14	2018.01.18	10,858	USD 10,000	1,085.80
Morgan Stanley	2017.12.15	2018.01.19	10,884	USD 10,000	1,088.39
Nova Scotia	2017.12.18	2018.01.22	10,881	USD 10,000	1,088.14
Standard Chartered	2017.12.20	2018.01.22	5,413	USD 5,000	1,082.60
Mizuho Bank	2017.12.21	2018.01.26	10,802	USD 10,000	1,080.20
Credit Suisse	2017.12.22	2018.01.26	10,778	USD 10,000	1,077.75
KEB Hana Bank	2017.12.28	2018.01.29	10,716	USD 10,000	1,071.55
CCB	2017.12.28	2018.01.30	10,706	USD 10,000	1,070.60
Nova Scotia	2017.12.29	2018.02.05	10,679	USD 10,000	1,067.90
Nova Scotia	2017.12.05	2018.01.05	2,170	USD 2,000	1,084.92
Nova Scotia	2017.12.05	2018.01.05	2,164	USD 2,000	1,082.02

Counterparty	Contract Date	Maturity date	Contract amounts		Contract exchange rate
			Pay	Receive
	In millions of won and thousands of foreign currencies
Nova Scotia	2017.12.07	2018.01.05	6,551	USD 6,000	1,091.77
Korea Development Bank	2017.12.14	2018.01.10	11,950	USD 11,000	1,086.35
Societe Generale	2017.12.14	2018.01.10	10,865	USD 10,000	1,086.45
BTMU	2017.12.20	2018.01.16	11,906	USD 11,000	1,082.35
Korea Development Bank	2017.12.20	2018.01.16	15,130	USD 14,000	1,080.70
CCB	2017.12.21	2018.01.23	11,880	USD 11,000	1,080.00
Korea Development Bank	2017.12.28	2018.01.31	11,782	USD 11,000	1,071.10
Nova Scotia	2017.12.28	2018.01.23	33,209	USD 31,000	1,071.25
KEB Hana Bank	2017.12.28	2018.01.23	10,712	USD 10,000	1,071.15
BTMU	2017.12.28	2018.01.31	10,712	USD 10,000	1,071.20
BNP Paribas	2017.11.15	2018.01.17	3,713	USD 3,349	1,108.60
Nova Scotia	2017.11.15	2018.01.22	8,837	USD 8,000	1,104.60
BTMU	2017.11.29	2018.02.01	7,568	USD 7,000	1,081.20
BNP Paribas	2017.11.29	2018.02.01	7,557	USD 7,000	1,079.60
Credit Agricole	2017.12.19	2018.01.22	5,429	USD 5,000	1,085.75
BTMU	2017.12.20	2018.02.22	10,822	USD 10,000	1,082.18
KEB Hana Bank	2017.12.20	2018.01.22	2,879	USD 2,661	1,082.00
BNP Paribas	2017.12.20	2018.01.22	5,406	USD 5,000	1,081.10
Nonghyup Bank	2017.12.21	2018.01.23	6,467	USD 6,000	1,077.90
Nova Scotia	2017.12.27	2018.01.29	5,366	USD 5,000	1,073.15
Nova Scotia	2017.12.27	2018.01.05	5,373	USD 5,000	1,074.50
KEB Hana Bank	2017.11.23	2018.01.11	9,237	USD 8,500	1,086.76
Standard Chartered	2017.12.13	2018.01.15	5,454	USD 5,000	1,090.70
Standard Chartered	2017.12.08	2018.01.25	10,921	USD 10,000	1,092.05
Standard Chartered	2017.10.31	2018.02.21	5,610	USD 5,000	1,122.00
Standard Chartered	2017.11.29	2018.02.21	7,572	USD 7,000	1,081.65
Nova Scotia	2017.12.20	2018.03.22	3,978	USD 3,682	1,080.55
Nova Scotia	2017.12.20	2018.03.22	5,399	USD 5,000	1,079.75
Nova Scotia	2017.12.20	2018.03.22	5,393	USD 5,000	1,078.55
Nova Scotia	2017.12.20	2018.03.22	5,393	USD 5,000	1,078.65
Nova Scotia	2017.12.14	2018.03.19	205	USD 189	1,084.50
Standard Chartered	2017.12.19	2018.03.21	3,164	USD 2,918	1,084.20
Societe Generale	2017.12.19	2018.03.21	1,177	USD 1,087	1,082.90
Societe Generale	2017.12.19	2018.03.21	5,418	USD 5,000	1,083.60
Societe Generale	2017.12.19	2018.03.21	5,421	USD 5,000	1,084.20
BNP Paribas	2017.12.19	2018.03.21	5,413	USD 5,000	1,082.60
BNP Paribas	2017.12.19	2018.03.21	5,419	USD 5,000	1,083.70
BNP Paribas	2017.12.19	2018.03.21	5,422	USD 5,000	1,084.30
Nova Scotia	2017.12.19	2018.03.21	5,427	USD 5,000	1,085.40
Nova Scotia	2017.12.19	2018.03.21	5,430	USD 5,000	1,085.90
Nova Scotia	2017.12.14	2018.03.19	5,428	USD 5,000	1,085.50
Standard Chartered	2017.12.14	2018.03.19	5,428	USD 5,000	1,085.50
Nova Scotia	2017.11.21	2018.02.26	5,266	USD 4,826	1,091.10
Nova Scotia	2017.11.21	2018.02.26	5,461	USD 5,000	1,092.10
Nova Scotia	2017.11.15	2018.02.21	1,755	USD 1,587	1,106.10
Nova Scotia	2017.11.15	2018.02.21	5,536	USD 5,000	1,107.10
Nova Scotia	2017.11.15	2018.02.21	4,462	USD 4,027	1,108.10
Nova Scotia	2017.10.31	2018.02.06	711	USD 638	1,112.80
Nova Scotia	2017.10.31	2018.02.05	194	USD 173	1,117.80
Nova Scotia	2017.10.31	2018.02.05	5,594	USD 5,000	1,118.80
Nova Scotia	2017.10.31	2018.02.02	5,604	USD 5,000	1,120.80
Nova Scotia	2017.10.31	2018.02.02	5,599	USD 5,000	1,119.80
Nomura	2017.10.31	2018.02.02	5,602	USD 5,000	1,120.40

Counterparty	Contract Date	Maturity date	Contract amounts		Contract exchange rate
			Pay	Receive
	In millions of won and thousands of foreign currencies
Credit Agricole	2017.10.31	2018.02.02	5,604	USD 5,000	1,120.70
Credit Agricole	2017.10.31	2018.02.02	5,599	USD 5,000	1,119.70
Standard Chartered	2017.10.31	2018.02.02	5,604	USD 5,000	1,120.70
Standard Chartered	2017.10.31	2018.02.02	5,393	USD 4,817	1,119.70
Societe Generale	2017.10.31	2018.02.02	861	USD 768	1,120.80
Nova Scotia	2017.10.26	2018.01.30	923	USD 822	1,123.40
BNP Paribas	2017.10.13	2018.01.18	652	USD 579	1,125.60
KEB Hana Bank	2017.11.27	2018.11.26	JPY 40,000	398	9.94

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2017 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate		Contract exchange rate
		Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies
Deutsche Bank	2013~2018	110,412	JPY 10,000,000	6.21%	4.19%	11.04
IBK	2013~2018	111,800	USD 100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018	103,580	JPY 10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019	118,632	CHF 100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019	114,903	CHF 100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029	102,470	USD 100,000	3.14%	3.57%	1,024.70
Societe Generale	2014~2024	105,017	USD 100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024	107,970	USD 100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024	94,219	USD 86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022	112,930	USD 100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022	112,930	USD 100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022	112,930	USD 100,000	2.79%	3.00%	1,129.30
Shinhan Bank	2016~2022	112,930	USD 100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022	111,770	USD 100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022	111,770	USD 100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022	111,770	USD 100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022	55,885	USD 50,000	2.79%	3.00%	1,117.70
DBS	2013~2018	108,140	USD 100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018	107,450	USD 100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018	107,450	USD 100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018	107,450	USD 100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018	107,450	USD 100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018	107,450	USD 100,000	3.09%	2.88%	1,074.50
HSBC	2014~2019	105,260	USD 100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019	105,260	USD 100,000	2.48%	2.38%	1,052.60
Korea Development Bank	2016~2019	105,260	USD 100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025	111,190	USD 100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025	111,190	USD 100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025	55,595	USD 50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025	55,595	USD 50,000	2.62%	3.25%	1,111.90
Woori Bank	2017~2027	111,610	USD 100,000	2.25%	3.13%	1,116.10
KEB Hana Bank	2017~2027	111,610	USD 100,000	2.31%	3.13%	1,116.10
Korea Development Bank	2017~2027	111,610	USD 100,000	2.31%	3.13%	1,116.10

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2017 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate		Contract exchange rate
		Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies
Citibank	2013~2018	54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018	54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018	111,410	USD 100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020	99,901	AUD 100,000	3.52%	5.75%	999.01
HSBC	2014~2020	100,482	AUD 100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020	USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020	126,032	USD 117,250	3.55%	3M Libor+1.25%	1,074.90
Korea Development Bank	2017~2020	114,580	USD 100,000	1.75%	2.38%	1,145.80
KEB Hana Bank	2017~2020	114,580	USD 100,000	1.75%	2.38%	1,145.80
Export-import bank of Korea	2017~2020	114,580	USD 100,000	1.75%	2.38%	1,145.80
JP Morgan	2014~2019	107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
Morgan Stanley	2014~2019	107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
Deutsche Bank	2014~2019	107,190	USD 100,000	3M Libor+3.25%	2.75%	1,071.90
Korea Development Bank	2016~2021	121,000	USD 100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021	121,000	USD 100,000	3M Libor+2.10%	2.50%	1,210.00
BNP Paribas	2016~2021	121,000	USD 100,000	3M Libor+2.10%	2.50%	1,210.00
Nomura	2017~2037	52,457	EUR 40,000	2.60%	1.70%	1,311.42
Nomura	2017~2037	59,423	SEK 450,000	2.62%	2.36%	132.05
Credit Agricole	2013~2019	118,343	CHF 100,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2019	59,172	CHF 50,000	3.40%	1.63%	1,183.43
Nomura	2013~2019	59,172	CHF 50,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2018	107,360	USD 100,000	3.27%	2.88%	1,073.60
Credit Agricole	2013~2018	107,360	USD 100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018	161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018	161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019	104,490	USD 100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019	104,490	USD 100,000	2.77%	2.63%	1,044.90
Morgan Stanley	2014~2019	104,490	USD 100,000	2.70%	2.63%	1,044.90
Standard Chartered	2013~2018	81,188	USD 75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018	81,188	USD 75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018	81,188	USD 75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018	81,188	USD 75,000	2.65%	1.88%	1,082.50
Societe Generale	2013~2018	106,190	USD 100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018	53,095	USD 50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018	53,095	USD 50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018	106,030	USD 100,000	3.48%	2.63%	1,060.30
BNP Paribas	2013~2018	53,015	USD 50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018	31,809	USD 30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018	21,206	USD 20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018	53,015	USD 50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018	53,015	USD 50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020	110,680	USD 100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020	55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020	55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
BNP Paribas	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80

Counterparty	Contract year	Contract amount		Contract interest rate		Contract exchange rate
		Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies
HSBC	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
KEB Hana Bank	2017~2022	226,600	USD 200,000	1.94%	2.63%	1,133.00
Korea Development Bank	2017~2022	113,300	USD 100,000	1.94%	2.63%	1,133.00
Nomura	2017~2022	113,300	USD 100,000	1.95%	2.63%	1,133.00
Woori Bank	2017~2022	56,650	USD 50,000	1.95%	2.63%	1,133.00
Kookmin Bank	2017~2022	56,650	USD 50,000	1.95%	2.63%	1,133.00

(5)	Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2017 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In millions of won
JP Morgan	2013~2018	￦ 150,000	3.58%	3M CD+0.31%
Credit Suisse	2014~2018	25,000	2.98%	1Y CMT+0.31%
KEB Hana Bank	2017~2022	100,000	2.01%	3M CD+0.24%
KEB Hana Bank	2017~2022	100,000	2.06%	3M CD+0.27%
Nomura(*1)	2017~2037	30,000	2.05%	3.08%
KEB Hana Bank	2017~2021	200,000	2.45%	3M CD+0.32%
Export-import bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedge instruments as of December 31, 2017 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In millions of won
BNP Paribas	2009~2027	USD 92,120	4.16%	6M USD Libor
KFW	2009~2027	USD 92,120	4.16%	6M USD Libor
Credit Agricole	2016~2033	USD 96,297	3.98% ~ 4.10%	6M USD Libor
SMBC	2016~2033	USD 125,927	4.05% ~ 4.18%	6M USD Libor
Mizuho Bank	2016~2019	USD 36,890	1.56%	1.35%
SMBC	2016~2019	USD 36,890	1.56%	1.35%

(7)	Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2016 and 2017 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Accumulated other comprehensive income (loss) (*)
		2015	2016	2017	2015	2016	2017	2015	2016	2017
			In millions of won
Currency forward	￦	357	15,993	(41,889)	8,523	4,266	(28,223)	—	—	—
Currency swap		431,565	253,035	(843,747)	75,752	(68,266)	(137,376)	(6,926)	40,031	26,810
Interest rate swap		161,609	8,517	6,909	30,314	7,562	(3,362)	4,082	6,719	5,074
Other derivatives		—	10,523	4,060	—	—	—	—	—	—

	￦	593,531	288,068	(874,667)	114,589	(56,438)	(168,961)	(2,844)	46,750	31,884

(*)	For the year ended December 31, 2017, the net gain on valuation of derivatives applying cash flow hedge accounting of ￦20,868 million, net of tax, is included in other comprehensive income or loss.

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Loans and receivables	￦	198,133	683,353	244,309	711,069
Allowance for doubtful accounts		—	(4,532)	—	(8,948)
Present value discount		(1,001)	(41,746)	(976)	(39,813)
Long / short-term financial instruments		2,281,460	414,466	1,702,084	542,430
Financial assets at fair value through profit or loss		—	—	—	111,512

	￦	2,478,592	1,051,541	1,945,417	1,316,250

(2)	Loans and receivables as of December 31, 2016 and 2017 are as follows:

		2016
		Face value	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	29,028	—	(1,001)	28,027
Loans for housing		12,556	—	—	12,556
Fisheries loan		352	—	—	352
Other loans		156,197	—	—	156,197

		198,133	—	(1,001)	197,132

Long-term loans and receivables
Loans for tuition		404,200	—	(41,593)	362,607
Loans for housing		125,850	—	—	125,850
Loans for related parties		91,249	(4,532)	—	86,717
Fisheries loan		1,312	—	(153)	1,159
Other loans		60,742	—	—	60,742

		683,353	(4,532)	(41,746)	637,075

	￦	881,486	(4,532)	(42,747)	834,207

		2017
		Face value	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	33,763	—	(976)	32,787
Loans for housing		14,126	—	—	14,126
Fisheries loan		352	—	—	352
Other loans		196,068	—	—	196,068

		244,309	—	(976)	243,333

Long-term loans and receivables
Loans for tuition		408,803	—	(39,716)	369,087
Loans for housing		140,452	—	—	140,452
Loans for related parties		94,581	(8,948)	—	85,633
Fisheries loan		960	—	(97)	863
Other loans		66,273	—	—	66,273

		711,069	(8,948)	(39,813)	662,308

	￦	955,378	(8,948)	(40,789)	905,641

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the year ended December 31, 2017 is as follows:

		2017
		In millions of won
Beginning balance	￦	4,532
Bad debt expense		2,465
Other		1,951

Ending balance	￦	8,948

(4)	Long-term and short-term financial instruments as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	1,820,391	30,000	1,479,034	2
ABCP		351,800	132,600	145,000	65,600
CP		16,000	—	58,050	—
CD		60,443	—	10,000	—
RP		—	1,521	10,000	1,634
Others		32,826	250,345	—	475,194

	￦	2,281,460	414,466	1,702,084	542,430

13.	Inventories

Inventories as of December 31, 2016 and 2017 are as follows:

		2016
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,182,711	(1,323)	3,181,388
Merchandise		20	—	20
Work-in-progress		118,640	—	118,640
Finished goods		57,659	—	57,659
Supplies		1,289,160	(4,553)	1,284,607
Inventories in transit		827,437	—	827,437
Other inventories		9,692	—	9,692

	￦	5,485,319	(5,876)	5,479,443

		2017
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,528,835	(2,829)	3,526,006
Merchandise		107	—	107
Work-in-progress		138,709	(1,028)	137,681
Finished goods		72,923	(1,517)	71,406
Supplies		1,581,661	(3,940)	1,577,721
Inventories in transit		679,358	—	679,358
Other inventories		9,807	—	9,807

	￦	6,011,400	(9,314)	6,002,086

The allowance for loss on inventory valuation due to decrease in the net realizable value of inventory added to cost of sales was ￦533 million for the year ended December 31, 2015. The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales were ￦2,473 million and ￦437 million for the years ended December 31, 2016 and 2017, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2015, 2016 and 2017 were ￦1,318 million, ￦2,683 million and ￦3,875 million, respectively.

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (December 2013 to November 2038) of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of December 31, 2016 and 2017 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

		2016		2017
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	55,708	12,225	49,542	13,067
1 ~ 5 years		423,152	214,176	381,181	203,990
More than 5 years		1,690,492	746,473	1,398,449	645,564

	￦	2,169,352	972,874	1,829,172	862,621

(3)	There are no impaired finance lease receivables as of December 31, 2016 and 2017.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Advance payment	￦	93,279	71,238	109,743	43,872
Prepaid expenses		228,142	78,066	251,715	90,118
Others(*1)		310,439	32,485	392,534	112,828

	￦	631,860	181,789	753,992	246,818

(*1)	Details of others as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Tax refund receivables	￦	30,959	2,188	89,762	1,940
Greenhouse gas emissions rights		145,105	—	135,211	—
Other quick assets(*2)		134,375	30,297	167,561	110,888

	￦	310,439	32,485	392,534	112,828

(*2)	The Company has recognized ￦92,128 million of shares in Orano Expansion (formerly, AREVA NC Expansion) as non-current non-financial assets.

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2016 and 2017 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2016	2017
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2016	2017
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.95%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited(*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Recycling fly ashes	KOREA	46.22%	86.22%
Commerce and Industry Energy Co., Ltd.(*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.75%	99.75%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	—	100.00%
KEPCO Alamosa LLC	Holding company	USA	—	50.10%
Cogentrix Solar Services, LLC	Holding company	USA	—	50.10%
Solar Investments I, LLC	Holding company	USA	—	50.10%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2016	2017
Cogentrix of Alamosa, LLC	Power generation	USA	—	50.10%
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	—	70.00%
Mangilao Investment LLC	Holding company	USA	—	70.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	—	70.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	—	70.22%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	—	64.71%
BSK E-New Industry Fund VII	Holding company	KOREA	—	81.47%
e-New Industry LB Fund 1	Holding company	KOREA	—	75.92%
Songhyun e-New Industry Fund	Holding company	KOREA	—	80.45%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

(*4)	The effective percentage of ownership has increased to 86.22% since Long Lasting Value exercised the put option to sell its investment to KOSEP during the year ended December 31, 2017.

(*5)	The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(2)	Subsidiaries newly included in or excluded from consolidation for the year ended December 31, 2017 are as follows:

Subsidiaries	included in consolidation during the year ended December 31, 2017.

Subsidiary	Reason
KEPCO US Inc.	Newly established
KEPCO Alamosa LLC	Newly established
Cogentrix Solar Services, LLC	Newly established
Solar Investments I, LLC	Newly established
Cogentrix of Alamosa, LLC	Newly established
KEPCO-LG CNS Mangilao Holdings LLC	Newly established
Mangilao Investment LLC	Newly established
KEPCO-LG CNS Mangilao Solar, LLC	Newly established
Jeju Hanlim Offshore Wind Co., Ltd.	Newly established
PT. Siborpa Eco Power	Newly established
BSK E-New Industry Fund VII	Newly established
e-New Industry LB Fund 1	Newly established
Songhyun e-New Industry Fund	Newly established

There	are no subsidiaries excluded from consolidation during the year ended December 31, 2017.

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2016 and 2017 are as follows:

2016
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	52,782,915	27,366,938	11,168,579	2,454,810
Korea South-East Power Co., Ltd.		9,773,778	4,794,330	5,093,598	531,061
Korea Midland Power Co., Ltd.		9,066,666	5,416,336	3,719,981	400,696
Korea Western Power Co., Ltd.		9,810,714	5,866,916	4,169,712	401,936
Korea Southern Power Co., Ltd.		9,806,023	5,637,950	4,200,035	426,337
Korea East-West Power Co., Ltd.		8,967,951	4,488,911	4,210,898	467,603
KEPCO Engineering & Construction Company, Inc.		786,596	364,676	506,012	17,796
KEPCO Plant Service & Engineering Co., Ltd.		1,086,421	301,490	1,214,304	86,657
KEPCO Nuclear Fuel Co., Ltd.		713,230	346,012	309,911	33,115
KEPCO KDN Co., Ltd.		519,901	205,869	588,160	43,127
Garolim Tidal Power Plant Co., Ltd.		632	346	—	-24
KEPCO International HongKong Ltd.		173,138	41	—	4,532
KEPCO International Philippines Inc.		114,141	1,468	—	56,783
KEPCO Gansu International Ltd.		17,928	557	—	(18)
KEPCO Philippines Holdings Inc.		125,100	27	—	13,517
KEPCO Philippines Corporation		13,704	8,949	—	(8,717)
KEPCO Ilijan Corporation		558,030	58,449	116,667	51,552
KEPCO Lebanon SARL		1,458	10,312	—	810
KEPCO Neimenggu International Ltd.		186,636	—	—	7,082
KEPCO Shanxi International Ltd.		549,189	218,047	—	5,812
KOMIPO Global Pte Ltd.		223,082	1,095	—	36,764
KEPCO Canada Energy Ltd.		202	24	—	(27,216)
KEPCO Netherlands B.V.		128,014	35	—	224
KOREA Imouraren Uranium Investment Corp.		154,302	764	—	(68,417)
KEPCO Australia Pty., Ltd.		503,657	1,545	3,670	(19,006)
KOSEP Australia Pty., Ltd.		25,174	521	5,357	4,028
KOMIPO Australia Pty., Ltd.		25,413	10	5,388	4,023
KOWEPO Australia Pty., Ltd.		25,550	10	5,357	4,012
KOSPO Australia Pty., Ltd.		25,625	10	5,357	4,033
KEPCO Middle East Holding Company		128,846	125,008	—	6,840
Qatrana Electric Power Company		546,123	417,800	18,866	19,601
KHNP Canada Energy, Ltd.		54,374	46	—	(6,304)
KEPCO Bylong Australia Pty., Ltd.		220,721	277,358	—	(2,357)
Korea Waterbury Uranium Limited Partnership		20,882	149	—	2,348
Korea Electric Power Nigeria Ltd.		696	493	9,794	35
KEPCO Holdings de Mexico		262	19	—	251
KST Electric Power Company		596,823	539,459	146,295	17,322
KEPCO Energy Service Company		1,309	310	5,337	580
KEPCO Netherlands S3 B.V.		55,609	54	—	3,731
PT. KOMIPO Pembangkitan Jawa Bali		16,246	4,549	21,632	8,989
PT. Cirebon Power Service		3,456	1,228	7,463	301
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,524	687	7,321	317
EWP Philippines Corporation		1,966	955	—	(41)
EWP America Inc.(*)		104,809	80,252	33,616	(8,704)
KNF Canada Energy Limited		1,967	20	—	(46)
PT KEPCO Resource Indonesia		913	18	—	(341)
EWP Barbados 1 SRL		267,859	425	1,656	(902)
Gyeonggi Green Energy Co., Ltd.		301,126	221,078	108,557	19,211
PT. Tanggamus Electric Power		184,861	167,641	40,903	2,041

2016
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Gyeongju Wind Power Co., Ltd.	￦	76,569	49,293	6,413	1,269
KOMIPO America Inc.		11,518	2,432	—	(2,240)
KOSEP USA, INC.		159	39,028	3,791	(72,817)
PT. EWP Indonesia		2,154	50	—	1,088
KEPCO Netherlands J3 B.V.		125,337	68	—	12,433
Korea Offshore Wind Power Co., Ltd.		37,826	2,048	—	(4,960)
Global One Pioneer B.V.		161	22	—	(54)
Global Energy Pioneer B.V.		338	22	—	(59)
Mira Power Limited		178,141	133,730	—	(954)
KOSEP Material Co., Ltd.		2,398	1,497	3,232	(901)
Commerce and Industry Energy Co., Ltd.		99,432	87,316	28,375	(536)
KEPCO Singapore Holdings Pte., Ltd.		2,568	13	—	(33)
KOWEPO India Private Limited		879	—	—	1
KEPCO KPS Philippines Corp.		7,897	1,213	12,843	2,060
KOSPO Chile SpA		6,656	4,787	—	125
PT. KOWEPO Sumsel Operation and Maintenance Services		1,439	700	6,165	(96)
HeeMang Sunlight Power Co., Ltd.		7,102	3,391	12	(308)
Fujeij Wind Power Company		47,935	46,636	—	(873)
KOSPO Youngnam Power Co., Ltd.		284,368	205,680	—	(931)
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		3,002	—	—	9
Chitose Solar Power Plant LLC		49,728	38,806	—	(811)
KEPCO Energy Solution Co. Ltd.		299,933	233	—	(300)
Solar School Plant Co., Ltd.		200,268	259	1	9
KOSPO Power Services Limitada		4,385	1,262	7,300	2,963
Energy New Industry Specialized Investment Private Investment Trust		501,275	33	—	(7)
KOEN Bylong Pty., Ltd.		6,135	—	—	—
KOMIPO Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Bylong Pty., Ltd.		6,135	—	—	—
KOSPO Bylong Pty., Ltd.		6,135	—	—	—
EWP Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Lao International		218	181	—	(108)

(*)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

2017
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	55,011,096	29,252,816	9,415,751	854,346
Korea South-East Power Co., Ltd.		9,879,577	4,844,184	5,387,846	130,371
Korea Midland Power Co., Ltd.		9,893,822	6,148,173	4,167,009	104,591
Korea Western Power Co., Ltd.		9,660,426	5,739,534	4,199,079	110,939
Korea Southern Power Co., Ltd.		9,648,741	5,401,216	4,397,552	98,817
Korea East-West Power Co., Ltd.		8,855,518	4,204,187	4,644,330	217,599
KEPCO Engineering & Construction Company, Inc.		762,166	305,134	490,193	21,222
KEPCO Plant Service & Engineering Co., Ltd.		1,195,086	294,689	1,232,113	135,482
KEPCO Nuclear Fuel Co., Ltd.		792,187	421,088	279,664	4,557
KEPCO KDN Co., Ltd.		524,520	155,715	619,470	48,968
Garolim Tidal Power Plant Co., Ltd.		619	345	—	(12)
KEPCO International HongKong Ltd.		153,529	1	—	4,380
KEPCO International Philippines Inc.		102,323	886	—	47,201
KEPCO Gansu International Ltd.		11,567	493	—	(29)
KEPCO Philippines Holdings Inc.		127,922	2,621	—	43,218
KEPCO Philippines Corporation		6,293	114	—	2,098
KEPCO Ilijan Corporation		474,624	57,801	109,183	66,320
KEPCO Lebanon SARL		1,069	9,281	—	(219)
KEPCO Neimenggu International Ltd.		165,937	—	—	500
KEPCO Shanxi International Ltd.		497,990	193,309	—	3,796
KOMIPO Global Pte Ltd.		225,411	1,497	—	21,858
KEPCO Canada Energy Ltd.		132	22	—	(32)
KEPCO Netherlands B.V.		114,911	49	—	17,309
KOREA Imouraren Uranium Investment Corp.		151,278	131	—	1,490
KEPCO Australia Pty., Ltd.		466,654	569	—	(568)
KOSEP Australia Pty., Ltd.		27,076	333	12,096	1,601
KOMIPO Australia Pty., Ltd.		31,441	4,691	12,096	1,133
KOWEPO Australia Pty., Ltd.		31,586	4,691	12,096	1,232
KOSPO Australia Pty., Ltd.		29,472	4,221	12,096	(2,759)
KEPCO Middle East Holding Company		95,812	90,842	—	2,913
Qatrana Electric Power Company		460,206	327,401	18,892	23,310
KHNP Canada Energy, Ltd.		51,994	31	—	(92)
KEPCO Bylong Australia Pty., Ltd.		242,364	277,549	—	20,271
Korea Waterbury Uranium Limited Partnership		20,886	136	—	(59)
Korea Electric Power Nigeria Ltd.		238	76	2,164	29
KEPCO Holdings de Mexico		235	30	—	(20)
KST Electric Power Company		546,242	478,230	120,126	16,154
KEPCO Energy Service Company		1,793	451	6,773	976
KEPCO Netherlands S3 B.V.		46,642	53	—	2,382
PT. KOMIPO Pembangkitan Jawa Bali		11,261	4,769	20,956	4,666
PT. Cirebon Power Service		2,808	155	7,439	592
KOWEPO International Corporation		—	8	—	(2)
KOSPO Jordan LLC		24,077	13,594	7,331	953
EWP Philippines Corporation		1,708	836	—	(17)
EWP America Inc.(*1)		79,854	67,308	23,543	(9,737)
KNF Canada Energy Limited		1,884	31	—	(43)
PT KEPCO Resource Indonesia		491	—	—	(311)
EWP Barbados 1 SRL		235,096	450	—	(2,585)
Gyeonggi Green Energy Co., Ltd.		282,408	199,160	95,192	3,203
PT. Tanggamus Electric Power		179,317	160,144	34,281	4,640
Gyeongju Wind Power Co., Ltd.		112,279	82,124	7,219	2,400
KOMIPO America Inc.		10,505	521	—	2,071
KOSEP USA, INC.		184	9,065	—	26,997

2017
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
PT. EWP Indonesia	￦	2,035	23	—	1,916
KEPCO Netherlands J3 B.V.		122,612	76	—	12,115
Korea Offshore Wind Power Co., Ltd.		190,195	1,985	—	(6,997)
Global One Pioneer B.V.		151	38	—	(80)
Global Energy Pioneer B.V.		309	41	—	(87)
Mira Power Limited		208,150	163,198	—	737
KOSEP Material Co., Ltd.		2,751	1,448	3,128	320
Commerce and Industry Energy Co., Ltd.		99,129	87,926	30,577	(749)
KEPCO Singapore Holdings Pte., Ltd.		3,265	4	—	(24)
KOWEPO India Private Limited		781	—	—	(46)
KEPCO KPS Philippines Corp.		6,636	235	6,840	555
KOSPO Chile SpA		133,570	50,109	—	1,066
PT. KOWEPO Sumsel Operation And Maintenance Services		1,350	279	7,651	659
HeeMang Sunlight Power Co., Ltd.		6,876	3,395	105	(229)
Fujeij Wind Power Company		165,636	156,099	—	8,836
KOSPO Youngnam Power Co.,Ltd.		412,785	333,302	68,973	939
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		3,002	—	—	12
Chitose Solar Power Plant LLC		136,098	121,622	7,083	4,100
KEPCO Energy Solution Co. Ltd.		313,401	12,376	5,544	1,325
Solar School Plant Co., Ltd.		201,482	599	67	874
KOSPO Power Services Limitada		3,901	887	11,067	666
Energy New Industry Specialized Investment Private Investment Trust(*3)		506,207	2,118	—	52
KOEN Bylong Pty., Ltd.		5,875	—	—	—
KOMIPO Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Bylong Pty., Ltd.		5,875	—	—	—
KOSPO Bylong Pty., Ltd.		5,875	—	—	—
EWP Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Lao International		3,259	1,452	3,624	1,881
KEPCO US Inc.		16,913	—	—	—
KEPCO Alamosa LLC		33,144	492	—	(218)
Cogentrix Solar Services, LLC(*2)		84,458	53,116	8,958	(112)
KEPCO-LG CNS Mangilao Holdings LLC		24,131	24,395	—	(278)
Mangilao Investment LLC		24,131	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		24,002	134	—	(278)
Jeju Hanlim Offshore Wind Co., Ltd.		36	—	—	—
PT. Siborpa Eco Power		11,562	214	—	(518)

(*1)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)	Financial information of Cogentrix Solar Services, LLC includes that of two other subsidiaries, Solar Investments I, LLC and Cogentrix of Alamosa, LLC.

(*3)	Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2016 and 2017 are as follows:

2016
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	154,758	553,924	270,553	1,211,510	2,190,745
Non-current assets		403,272	532,497	516,043	2,379,882	3,831,694
Current liabilities		(19,256)	(264,506)	(286,444)	(297,510)	(867,716)
Non-current liabilities		(39,193)	(36,984)	(78,232)	(1,919,924)	(2,074,333)
Net assets		499,581	784,931	421,920	1,373,958	3,080,390
Book value of non-controlling interest		244,794	384,616	143,115	684,093	1,456,618
Sales		116,667	1,214,304	506,012	674,461	2,511,444
Profit for the period		51,552	86,657	17,796	102,170	258,175
Profit for the period attributable to non-controlling interest		25,260	42,462	6,036	26,709	100,467
Cash flows from operating activities		102,546	121,240	18,748	84,086	326,620
Cash flows from investing activities		(117)	79,807	(7,556)	(367,674)	(295,540)
Cash flows from financing activities before dividends to non-controlling interest		(56,863)	(39,911)	(1,634)	877,863	779,455
Dividends to non-controlling interest		(55,705)	(36,139)	(2,539)	(22,054)	(116,437)
Effect of exchange rate fluctuation		1,529	127	(854)	7,216	8,018
Net increase (decrease) of cash and cash equivalents		(8,610)	125,124	6,165	579,437	702,116

2017
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	160,588	623,934	257,529	1,269,175	2,311,226
Non-current assets		314,036	571,152	504,637	2,588,833	3,978,658
Current liabilities		(21,546)	(278,562)	(221,860)	(394,320)	(916,288)
Non-current liabilities		(36,255)	(16,127)	(83,274)	(2,014,925)	(2,150,581)
Net assets		416,823	900,397	457,032	1,448,763	3,223,015
Book value of non-controlling interest		204,243	441,194	155,025	612,245	1,412,707
Sales		109,183	1,232,113	490,193	719,087	2,550,576
Profit for the period		66,320	135,482	21,222	66,419	289,443
Profit for the period attributable to non-controlling interest		32,497	66,386	7,199	20,447	126,529
Cash flows from operating activities		123,534	129,801	62,578	60,021	375,934
Cash flows from investing activities		(5,276)	(193,408)	(8,622)	(409,353)	(616,659)
Cash flows from financing activities before dividends to non-controlling interest		(44,442)	(15,606)	(55,504)	339,432	223,880
Dividends to non-controlling interest		(48,855)	(14,994)	(1,419)	(20,840)	(86,108)
Effect of exchange rate fluctuation		(7,432)	(1,267)	(101)	(24,206)	(33,006)
Net increase (decrease) of cash and cash equivalents		17,529	(95,474)	(3,068)	(54,946)	(135,959)

(6)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	There are no changes in goodwill for the years ended December 31, 2016 and 2017.

(7)	Disposals of subsidiaries

KEPCO Canada Uranium Investment Limited Partnership was dissolved and the Company liquidated DG Kings Plaza, LLC during the year ended December 31, 2016.

(i)	The fair value of proceeds from disposal as of December 31, 2016 is as follows:

		2016
		In millions of won
Cash received upon dissolution	￦	898
Net assets transferred due to dissolution		34,148

	￦	35,046

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the year ended December 31, 2016 are as follows:

		2016
		In millions of won
Current assets
Cash and cash equivalents	￦	898
Current financial assets, net		81
Non-current assets
Available-for-sale financial assets		34,089
Current liabilities
Current financial liabilities		(22)

	￦	35,046

(iii)	Gain from disposals of subsidiaries for the year ended December 31, 2016 is as follows:

		2016
		In millions of won
Fair value of sale price	￦	35,046
Net assets disposed		(35,046)
Non-controlling interests		—
Realization of unrealized gain		—
Other comprehensive income		—

Gain from disposals of subsidiaries	￦	—

(iv)	Net cash flow from sales of subsidiaries for the year ended December 31, 2016 is as follows:

		2016
		In millions of won
Consideration received in cash	￦	898
Less: cash held by disposed subsidiaries		(898)

Net cash flow	￦	—

(8)	Cash dividends received from subsidiaries for the years ended December 31, 2015, 2016 and 2017, respectively, are as follows:

Subsidiaries		2015	2016	2017
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	446,399	635,200	543,072
Korea South-East Power Co., Ltd.		57,485	124,169	106,546
Korea Midland Power Co., Ltd.		16,580	23,073	54,305
Korea Western Power Co., Ltd.		22,749	36,238	66,992
Korea Southern Power Co., Ltd.		10,272	17,849	60,630
Korea East-West Power Co., Ltd.		25,280	67,906	94,430
KEPCO Engineering & Construction Company, Inc.		14,574	5,069	2,765
KEPCO Plant Service & Engineering Co., Ltd.		40,584	39,911	15,607
KEPCO Nuclear Fuel Co., Ltd.		6,280	3,411	3,231
KEPCO KDN Co., Ltd.		4,046	3,392	4,352
KEPCO International HongKong Ltd.		25,826	9,107	4,304
KEPCO International Philippines Inc.		32,891	61,862	44,906
KEPCO Ilijan Corporation		38,128	57,979	50,849
KEPCO Philippines Holdings Inc.		19,221	17,747	26,023
KEPCO Neimenggu International Ltd.		25,338	10,735	—
KOMIPO Global Pte Ltd.		—	10,432	—
Qatrana Electric Power Company		16,857	8,331	5,939
KOSPO Jordan LLC		—	1,095	—
KEPCO Energy Service Company		—	294	—
EWP Philippines Corporation		5,586	—	—
KEPCO Netherlands S3 B.V.		1,382	—	—
PT. KOMIPO Pembangkitan Jawa Bali		3,169	3,222	3,188
KEPCO Netherlands J3 B.V.		19,254	12,507	—
Gyeongju Wind Power Co., Ltd.		1,294	679	—
Energy New Industry Specialized Investment Private Investment Trust		—	—	291
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		—	—	11
KOSPO Power Services Limitada		—	—	425
Cogentrix Solar Services, LLC		—	—	344

	￦	833,195	1,150,208	1,088,210

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2016 and 2017 are as follows:

2016
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,933,877
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	20,475
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,156
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	12,373
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	13,069
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	115,998
Korea Power Exchange(*6)	Management of power market and others	KOREA	100.00%		127,839	223,238
AMEC Partners Korea Ltd.(*3)	Resources development	KOREA	19.00%		707	225
Hyundai Energy Co., Ltd.(*9)	Power generation	KOREA	30.66%		71,070	1,031
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,750
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,131
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,383
Daeryun Power Co., Ltd.(*3, 10)	Power generation	KOREA	13.13%		25,477	29,873
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,930
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,073
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	56,818
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	680,065
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	96,658
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	23,188
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	123,912
Pioneer Gas Power Limited(*8)	Power generation	INDIA	40.00%		49,831	50,740
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		49,119	51,544
Hadong Mineral Fiber Co., Ltd.(*17)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*12)	Power generation	KOREA	14.00%		714	47
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd.(*3, 11)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,217
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	25,438
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,663
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,646
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	181
DS POWER Co., Ltd.(*2)	Power generation	KOREA	14.44%		17,900	7,190
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	46,876
KS Solar Co., Ltd.(*3)	Power generation	KOREA	19.00%		637	604
Yeongwol Energy Station Co., Ltd.(*2)	Power generation	KOREA	10.00%		1,400	—

2016
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%	￦	9,000	—
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,525
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,700
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,000
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	2,810
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,103
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,894
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	248
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	7,015
Korea Electric Power Corporation Fund(*13)	Developing electric enterprises	KOREA	98.09%		51,500	50,856
Energy Infra Asset Management Co., Ltd.(*3)	Asset management	KOREA	9.90%		297	259
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	140
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	196
Nepal Water & Energy Development Company Private Limited(*14)	Construction and operation of utility plant	NEPAL	52.77%		18,568	18,667

					2,134,911	4,092,252

<Joint ventures>
KEPCO-Uhde Inc.(*7)	Power generation	KOREA	52.8%		11,355	301
Eco Biomass Energy Sdn. Bhd.(*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,239
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	—
Shuweihat Asia Operation & Maintenance Company(*7)	Maintenance of utility plant	CAYMAN	55.00%		30	450
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.97%		26,602	21,314
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,488
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,582
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,098
KEPCO SPC Power Corporation(*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	245,367
Canada Korea Uranium Limited Partnership(*5)	Resources development	CANADA	12.50%		5,404	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	12,821
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,843
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,802
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,427
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	249,453
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,133
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,814
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	205,948

2016
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%	￦	290	477
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,343
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,015
Amman Asia Electric Power Company(*7)	Power generation	JORDAN	60.00%		111,476	153,857
KAPES, Inc.(*7)	R&D	KOREA	51.00%		5,629	4,758
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	53,253
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,451
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,689
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,788	229
Kelar S.A(*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,946
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	563
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	391
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	16
Barakah One Company(*16)	Power generation	UAE	18.00%		118	116
Nawah Energy Company(*16)	Operation of utility plant	UAE	18.00%		296	290
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	67
Daegu Green Power Co., Ltd.(*15)	Power generation	KOREA	29.00%		46,225	47,528

					1,349,360	1,418,196

				￦	3,484,271	5,510,448

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2016, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank with a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*14)	The effective percentage of ownership is more than 50%, but the Company does not control the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*15)	The entity is reclassified from associates to joint ventures since the terms of the shareholders’ agreement had been amended.

(*16)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

(*17)	Although the percentage of ownership temporarily decreased to 8.33% from the difference in timing of capital payment by shareholders, the Company can exercise significant influence by virtue of its right to appoint a director to the board of directors of the entity based on the shareholders’ agreement. The percentage of ownership is 25.00% at the time of completion of capital payment.

2017
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,618,868
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,606
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	8,337
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	13,855
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	114,806
Korea Power Exchange(*5)	Management of power market and others	KOREA	100.00%		127,839	237,631
AMEC Partners Korea Ltd.(*3)	Resources development	KOREA	19.00%		707	215
Hyundai Energy Co., Ltd.(*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,319
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,089
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	4,136
Daeryun Power Co., Ltd.(*3, 9)	Power generation	KOREA	13.13%		25,477	25,113
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,515
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,218
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	52,283
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	649,973
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	97,410
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,403
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	451,831
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	116,945
Pioneer Gas Power Limited(*7)	Power generation	INDIA	38.50%		49,831	38,659
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		71,481	61,779
Hadong Mineral Fiber Co., Ltd.(*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*11, 14)	Power generation	KOREA	8.80%		714	208
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd.(*10)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	2,067

2017
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%	￦	29,200	20,598
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,597
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,583
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		43,920	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	187
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		111,134	53,233
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,476
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,718
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,763
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,659
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,604	1,749
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,370
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	383
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	8,560
Korea Electric Power Corporation Fund(*12)	Developing electric enterprises	KOREA	98.09%		51,500	47,974
Energy Infra Asset Management Co., Ltd.(*3)	Asset management	KOREA	9.90%		297	476
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	11
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	194
Nepal Water & Energy Development Company Private Limited(*15)	Construction and operation of utility plant	NEPAL	62.13%		33,577	30,498
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,772
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,250

					2,240,761	3,837,421

<Joint ventures>
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	52.80%		11,355	258
Eco Biomass Energy Sdn. Bhd.(*6)	Power generation	MALAYSIA	61.53%		14,439	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,262
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	15,675
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55.00%		30	663
Waterbury Lake Uranium L.P.	Resources development	CANADA	35.76%		26,602	19,781
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,202
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,375
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	217,094
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	10,840
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	11,060
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	99,356
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,987

2017
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%	￦	301,910	221,153
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	6,703
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,346
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	220,727
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	577
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,463
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,969
Amman Asia Electric Power Company(*6)	Power generation	JORDAN	60.00%		111,476	145,676
KAPES, Inc.(*6)	R&D	KOREA	51.00%		5,629	7,476
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	57,928
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,302
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,734
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		2,781	183
Kelar S.A(*6)	Power generation	CHILE	65.00%		77,220	67,233
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,776
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	619
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,786
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	—
Barakah One Company(*13)	Power generation	UAE	18.00%		118	626
Nawah Energy Company(*13)	Operation of utility plant	UAE	18.00%		296	258
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	391
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	42,391
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,294
Chester Solar IV SpA(*6)	Power generation	CHILE	81.82%		1,700	1,700
Chester Solar V SpA(*6)	Power generation	CHILE	81.82%		525	525
Diego de Almagro Solar SpA(*6)	Power generation	CHILE	81.82%		2,091	2,091
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		7,090	6,704

					1,469,978	1,493,275

				￦	3,710,739	5,330,696

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*8)	As of December 31, 2017, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank with a certain rate of return, NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*10)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*11)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*12)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*13)	The effective percentage of ownership is less than 20% but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity

(*14)	The percentage of ownership decreased since the Company did not participate in the capital increase of Green Biomass Co., Ltd. during the period.

(*15)	The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of December 31, 2016 and 2017 are as follows:

Investees		2016	2017
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	45,474	38,667
Korea Gas Corporation(*)		915,705	804,195
YTN Co., Ltd.		22,320	18,855
SPC Power Corporation		70,253	72,616
PT. Bayan Resources TBK		359,200	558,267

(*)	The carrying amount of Korea Gas Corporation (“KOGAS”) is ￦1,618,868 million as of December 31, 2017 and management has determined that there is objective evidence of impairment. As a result of the impairment test, the Company has not recognized any impairment loss as the value in use is greater than the carrying amount. The recoverable amount of KOGAS based on its value in use is calculated by considering the long-term natural gas supply and demand programs of future cash flows approved by Ministry of Trade, Industry & Energy and the discount rate of 4.94%.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2017 are as follows:

2016
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Daegu Green Power Co., Ltd.	￦	80,267	3,347	(34,422)	—	(1,814)	148	(47,526)	—
Korea Gas Corporation		2,102,813	—	—	(3,213)	(146,308)	(14,551)	(4,864)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	4,491	—	(1,412)	20,475
YTN Co., Ltd.		38,365	—	—	—	(227)	32	(14)	38,156
Cheongna Energy Co., Ltd.		19,490	—	—	—	(7,117)	—	—	12,373
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	1,270	45	—	13,069
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	11,222	—	—	115,998
Korea Power Exchange		208,735	—	—	—	15,847	—	(1,344)	223,238
AMEC Partners Korea Ltd.		230	—	—	—	(5)	—	—	225
Hyundai Energy Co., Ltd.		6,990	—	—	—	(21,163)	—	15,204	1,031
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(206)	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		2,587	570	—	—	(26)	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	(19)	—	—	3,383
Daeryun Power Co., Ltd.		36,156	—	—	—	(6,282)	(1)	—	29,873
JinanJangsu Wind Power Co., Ltd.		77	—	(64)	—	(13)	—	—	—
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	977	—	—	6,930
KNH Solar Co., Ltd.		1,924	—	—	—	144	5	—	2,073
SPC Power Corporation		58,033	—	—	(7,151)	6,416	(477)	(3)	56,818
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	26,714	(58,493)	(76)	680,065
PT. Cirebon Electric Power		60,574	—	—	(1,242)	31,511	2,568	3,247	96,658
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,346)	(398)	1,744	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(973)	(356)	1,329	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	3,493	(3)	735	23,188
PT. Bayan Resources TBK(*2)		525,066	—	—	—	(23,257)	208	(99,350)	402,667
S-Power Co., Ltd.		130,908	—	—	—	(7,006)	—	10	123,912
Pioneer Gas Power Limited		51,187	—	—	—	(698)	251	—	50,740
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	16,402	—	—	1,576	1,703	—	51,544
Busan Solar Co., Ltd.		925	—	(887)	—	(38)	—	—	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	(138)	—	185	47
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(418)	—	—	1,217
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(1,308)	—	—	25,438
Goseong Green Energy Co., Ltd.		2,670	—	—	—	71	—	(78)	2,663
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	56	—	(98)	2,646
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	(10)	—	2	181
DS POWER Co., Ltd.		10,960	—	—	—	(3,738)	—	(32)	7,190
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(8,757)	—	(34)	46,876
KS Solar Co., Ltd.		618	—	—	—	(14)	—	—	604
Yeongwol Energy Station Co., Ltd.(*1)		1,290	—	—	—	85	25	(1,400)	—

2016
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Jinbhuvish Power Generation Pvt. Ltd.(*3)	￦	8,350	—	—	—	(49)	(198)	(8,103)	—
SE Green Energy Co., Ltd.		3,575	—	—	—	(50)	—	—	3,525
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	225	—	—	1,700
Jeongam Wind Power Co., Ltd.		702	3,900	—	—	(602)	—	—	4,000
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	1,005	—	—	2,810
Busan Green Energy Co., Ltd.		14,512	—	—	—	(709)	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		904	—	—	—	(904)	—	—	—
Korea Electric Vehicle Charging Service		1,446	—	—	—	(343)	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		7,417	—	—	—	(516)	—	(7)	6,894
Korea Nuclear Partners Co., Ltd.		289	—	—	—	(41)	—	—	248
Tamra Offshore Wind Power Co., Ltd.		—	8,910	—	—	(1,895)	—	—	7,015
Korea Electric Power Corporation Fund		—	51,500	—	—	(644)	—	—	50,856
Energy Infra Asset Management Co., Ltd.		—	297	—	—	(38)	—	—	259
Daegu clean Energy Co., Ltd.		—	140	—	—	—	—	—	140
YaksuESS Co., Ltd		—	210	—	—	(14)	—	—	196
Nepal Water & Energy Development Company Private Limited		—	—	—	—	—	—	18,667	18,667

		4,405,668	86,616	(35,373)	(40,340)	(131,583)	(69,561)	(123,175)	4,092,252

<Joint ventures>
KEPCO-Uhde Inc.(*4)		8,549	—	—	—	(159)	—	(8,089)	301
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,640	—	—	—	1,417	(818)	—	28,239
Shuweihat Asia Power Investment B.V.		20,474	—	(14,154)	(2,957)	6,131	(9,494)	—	—
Shuweihat Asia Operation & Maintenance Company		486	—	—	(931)	941	(46)	—	450
Waterbury Lake Uranium L.P.		20,299	—	—	—	—	1,138	(123)	21,314
ASM-BG Investicii AD		20,203	—	—	—	1,508	(223)	—	21,488
RES Technology AD		13,789	—	—	—	(68)	(139)	—	13,582
KV Holdings, Inc.		2,010	—	—	(302)	429	(39)	—	2,098
KEPCO SPC Power Corporation		208,524	—	—	(5,955)	48,132	(5,308)	(26)	245,367
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		16,107	—	—	—	(2,836)	(450)	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		171,224	—	—	(7,384)	7,455	(4,760)	—	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,580	—	—	(440)	1,002	(299)	—	10,843
Rabigh Electricity Company		59,368	—	—	—	18,961	19,473	—	97,802
Rabigh Operation & Maintenance Company Limited		3,586	—	—	(1,934)	2,253	229	293	4,427
Jamaica Public Service Company Limited		241,918	—	—	—	—	7,535	—	249,453
KW Nuclear Components Co., Ltd.		4,985	—	—	(2,191)	4,344	—	(5)	7,133
Busan Shinho Solar Power Co., Ltd.		3,678	—	—	(185)	321	—	—	3,814
GS Donghae Electric Power Co., Ltd.		200,379	—	—	—	5,575	—	(6)	205,948

2016
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Global Trade Of Power System Co., Ltd.	￦	426	—	—	—	51	—	—	477
Expressway Solar-light Power Generation Co., Ltd.		2,100	—	—	—	243	—	—	2,343
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	258	—	—	(260)	—	2	—
Daejung Offshore Wind Power Co., Ltd.		3,352	—	—	—	(337)	—	—	3,015
Amman Asia Electric Power Company		137,668	—	—	(12,684)	17,811	11,062	—	153,857
KAPES, Inc.		4,501	—	—	—	311	—	(54)	4,758
Dangjin Eco Power Co., Ltd.		48,281	5,100	—	—	(696)	(26)	594	53,253
Honam Wind Power Co., Ltd.		3,926	—	—	(104)	629	—	—	4,451
Nepal Water & Energy Development Company Private Limited		17,765	—	—	—	359	543	(18,667)	—
Chun-cheon Energy Co., Ltd.		31,976	19,832	—	—	(1,121)	(95)	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		2,668	—	—	—	16	—	5	2,689
Nghi Son 2 Power Ltd.		269	716	—	—	(740)	(16)	—	229
Kelar S.A		—	—	—	—	—	—	—	—
PT. Tanjung Power Indonesia		617	—	—	—	1,337	—	(8)	1,946
Incheon New Power Co., Ltd.		514	—	—	—	41	8	—	563
Seokmun Energy Co., Ltd.		—	—	—	—	(197)	793	(205)	391
Daehan Wind Power PSC		—	285	—	—	(261)	(8)	—	16
Barakah One Company		—	118	—	—	—	—	(2)	116
Nawah Energy Company		—	296	—	—	—	—	(6)	290
MOMENTUM		—	1	—	—	65	—	1	67
Daegu Green Power Co., Ltd.		—	—	—	—	—	—	47,528	47,528

		1,287,862	26,606	(14,154)	(35,067)	112,657	19,060	21,232	1,418,196

	￦	5,693,530	113,222	(49,527)	(75,407)	(18,926)	(50,501)	(101,943)	5,510,448

(*1)	‘Others’ include ￦1,400 million of assets held-for-sale (note 42).

(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦99,338 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

(*3)	Due to discontinuation of operations during the year ended December 31, 2016, the Company recognized an impairment loss of ￦8,103 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

(*4)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦8,099 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

2017
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,933,877	—	—	—	(242,232)	(72,648)	(129)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		20,475	—	—	(2,061)	3,428	102	(106)	21,838
YTN Co., Ltd.		38,156	—	—	(135)	1,095	929	561	40,606
Cheongna Energy Co., Ltd.		12,373	—	—	—	(4,036)	—	—	8,337
Gangwon Wind Power Co., Ltd.		13,069	—	—	(852)	1,638	—	—	13,855
Hyundai Green Power Co., Ltd.		115,998	—	—	(8,889)	7,697	—	—	114,806
Korea Power Exchange		223,238	—	—	—	8,831	—	5,562	237,631
AMEC Partners Korea Ltd.		225	—	—	—	(10)	—	—	215
Hyundai Energy Co., Ltd.		1,031	—	—	—	(3,498)	—	2,467	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,750	—	—	—	569	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		3,131	—	—	—	(42)	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		3,383	—	—	—	753	—	—	4,136
Daeryun Power Co., Ltd.		29,873	—	—	—	(4,762)	—	2	25,113
Changjuk Wind Power Co., Ltd.		6,930	—	—	(111)	696	—	—	7,515
KNH Solar Co., Ltd.		2,073	—	—	—	145	—	—	2,218
SPC Power Corporation		56,818	—	—	(5,562)	4,310	(3,276)	(7)	52,283
Gemeng International Energy Co., Ltd.		680,065	—	—	(13,365)	6,953	(23,680)	—	649,973
PT. Cirebon Electric Power		96,658	—	—	(550)	10,685	2,232	(11,615)	97,410
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,914)	1,536	378	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,712)	1,407	305	—
PT Wampu Electric Power		23,188	—	—	—	9,336	—	(3,121)	29,403
PT. Bayan Resources TBK		402,667	—	—	—	34,122	14,982	60	451,831
S-Power Co., Ltd.		123,912	—	—	—	(6,982)	—	15	116,945
Pioneer Gas Power Limited		50,740	—	—	—	(11,119)	(1,238)	276	38,659
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		51,544	22,362	—	—	(4,264)	(7,863)	—	61,779
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	(31)	—	31	—
Green Biomass Co., Ltd.		47	—	—	—	(112)	—	273	208
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		1,217	—	—	—	850	—	—	2,067
Naepo Green Energy Co., Ltd.(*2)		25,438	—	—	—	(1,400)	—	(3,440)	20,598
Goseong Green Energy Co., Ltd.		2,663	—	—	—	(66)	—	—	2,597
Gangneung Eco Power Co., Ltd.		2,646	—	—	—	(63)	—	—	2,583
Shin Pyeongtaek Power Co., Ltd.		—	43,880	—	—	(10,998)	(3,617)	5,638	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		181	—	—	—	6	—	—	187
DS POWER Co., Ltd.(*4)		7,190	—	—	—	(1,321)	—	(5,869)	—
Dongducheon Dream Power Co., Ltd.(*1,3)		46,876	—	—	—	(10,980)	—	17,337	53,233
KS Solar Co., Ltd.		604	—	(613)	—	—	9	—	—
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,525	—	—	—	(49)	—	—	3,476
Daegu Photovoltaic Co., Ltd.		1,700	—	—	(349)	367	—	—	1,718
Jeongam Wind Power Co., Ltd.		4,000	—	—	—	(237)	—	—	3,763
Korea Power Engineering Service Co., Ltd.		2,810	—	—	(191)	1,030	—	10	3,659
Busan Green Energy Co., Ltd.		13,803	—	(9,320)	—	2,884	—	(4)	7,363

2017
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)	￦	—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,103	1,008	—	—	(362)	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		6,894	—	—	—	(524)	—	—	6,370
Korea Nuclear Partners Co., Ltd.		248	—	—	—	135	—	—	383
Tamra Offshore Wind Power Co., Ltd.		7,015	—	—	—	1,545	—	—	8,560
Korea Electric Power Corporation Fund		50,856	—	—	—	(2,171)	(711)	—	47,974
Energy Infra Asset Management Co., Ltd.		259	—	—	—	217	—	—	476
Daegu clean Energy Co., Ltd.		140	—	—	—	(129)	—	—	11
YaksuESS Co., Ltd		196	—	—	—	(2)	—	—	194
Nepal Water & Energy Development Company Private Limited		18,667	15,009	—	—	(677)	(2,501)	—	30,498
Gwangyang Green Energy Co., Ltd.		—	2,000	—	—	(228)	—	—	1,772
PND solar., Ltd		—	1,250	—	—	—	—	—	1,250

		4,092,252	85,509	(9,933)	(32,065)	(212,629)	(94,337)	8,624	3,837,421

<Joint ventures>
KEPCO-Uhde Inc.		301	—	—	—	(43)	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,239	—	—	(839)	840	(978)	—	27,262
Shuweihat Asia Power Investment B.V.		—	—	—	(1,707)	4,275	12,457	650	15,675
Shuweihat Asia Operation & Maintenance Company		450	—	—	(770)	1,055	(172)	100	663
Waterbury Lake Uranium L.P.		21,314	—	—	—	(23)	(949)	(561)	19,781
ASM-BG Investicii AD		21,488	—	—	(946)	(150)	810	—	21,202
RES Technology AD		13,582	—	—	—	1,053	(260)	—	14,375
KV Holdings, Inc.		2,098	—	—	—	61	(241)	—	1,918
KEPCO SPC Power Corporation		245,367	—	—	(37,443)	42,359	(33,230)	41	217,094
Canada Korea Uranium Limited partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		12,821	—	—	—	(1,299)	(682)	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		166,535	—	—	—	14,079	(9,559)	—	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,843	—	—	—	837	(620)	—	11,060
Rabigh Electricity Company		97,802	—	—	(18,112)	35,769	(15,227)	(876)	99,356
Rabigh Operation & Maintenance Company Limited		4,427	—	—	(2,130)	2,236	(546)	—	3,987
Jamaica Public Service Company Limited		249,453	—	—	—	—	(28,300)	—	221,153
KW Nuclear Components Co., Ltd.		7,133	—	—	(208)	(222)	—	—	6,703
Busan Shinho Solar Power Co., Ltd.		3,814	—	—	(63)	595	—	—	4,346
GS Donghae Electric Power Co., Ltd.		205,948	—	—	—	14,714	—	65	220,727
Global Trade Of Power System Co., Ltd.		477	—	—	—	100	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		2,343	—	—	—	120	—	—	2,463

2017
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
KODE NOVUS I LLC	￦	—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,015	200	—	—	(246)	—	—	2,969
Amman Asia Electric Power Company		153,857	—	—	(12,213)	19,957	(15,925)	—	145,676
KAPES, Inc.		4,758	—	—	—	2,752	—	(34)	7,476
Dangjin Eco Power Co., Ltd.		53,253	5,440	—	—	(752)	(3)	(10)	57,928
Honam Wind Power Co., Ltd.		4,451	—	—	(487)	338	—	—	4,302
Chun-cheon Energy Co., Ltd.		50,592	—	—	—	(2,474)	—	—	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.		2,689	—	—	—	45	—	—	2,734
Nghi Son 2 Power Ltd.		229	993	—	—	(1,039)	—	—	183
Kelar S.A		—	73,040	—	—	(633)	(5,175)	1	67,233
PT. Tanjung Power Indonesia		1,946	—	—	—	2,112	(2,281)	(1)	1,776
Incheon New Power Co., Ltd.		563	—	—	—	56	—	—	619
Seokmun Energy Co., Ltd.		391	14,790	—	—	(1,219)	(176)	—	13,786
Daehan Wind Power PSC		16	—	—	—	(40)	22	2	—
Barakah One Company		116	—	—	—	570	(60)	—	626
Nawah Energy Company		290	—	—	—	(5)	(27)	—	258
MOMENTUM		67	—	—	—	321	3	—	391
Daegu Green Power Co., Ltd.		47,528	—	—	—	(5,133)	—	(4)	42,391
Yeonggwang Wind Power Co., Ltd.		—	15,375	—	—	(25)	(56)	—	15,294
Chester Solar IV SpA		—	1,700	—	—	—	—	—	1,700
Chester Solar V SpA		—	525	—	—	—	—	—	525
Diego de Almagro Solar SpA		—	2,091	—	—	—	—	—	2,091
South Jamaica Power Company Limited		—	7,090	—	—	—	—	(386)	6,704

		1,418,196	121,244	—	(74,918)	130,941	(101,175)	(1,013)	1,493,275

	￦	5,510,448	206,753	(9,933)	(106,983)	(81,688)	(195,512)	7,611	5,330,696

(*1)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦23,798 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.

(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦3,440 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.

(*3)	‘Others’ include ￦41,170 million of assets held-for-sale (note 42).

(*4)	‘Others’ include ￦4,438 million of assets held-for-sale (note 42), and also include ￦1,439 million of available-for-sale financial assets which is reclassified due to loss of significant influence.

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2017 are as follows:

2016
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Korea Gas Corporation	￦	39,927,836	30,541,350	21,108,116	(673,558)
Korea Electric Power Industrial Development Co., Ltd.		144,346	73,742	304,067	17,187
YTN Co., Ltd.		304,536	126,324	130,690	2,051
Cheongna Energy Co., Ltd.		469,843	447,216	46,484	(16,127)
Gangwon Wind Power Co., Ltd.		102,550	15,753	22,774	8,133
Hyundai Green Power Co., Ltd.		1,151,975	751,981	469,547	38,743
Korea Power Exchange		255,533	32,295	101,222	15,087
AMEC Partners Korea Ltd.		1,216	32	103	(25)
Hyundai Energy Co., Ltd.		505,979	499,205	61,813	(45,800)
Ecollite Co., Ltd.		2,157	336	—	(105)
Taebaek Wind Power Co., Ltd.		43,162	24,162	5,741	(2,796)
Taeback Guinemi Wind Power Co., Ltd.		12,523	1	—	(106)
Pyeongchang Wind Power Co., Ltd.		75,440	61,909	3,997	(45)
Daeryun Power Co., Ltd.		793,283	644,930	249,558	(32,291)
Changjuk Wind Power Co., Ltd.		37,878	15,162	5,782	1,739
KNH Solar Co., Ltd.		25,878	18,199	4,006	638
SPC Power Corporation		191,562	42,042	73,674	42,617
Gemeng International Energy Co., Ltd.		5,822,879	3,821,905	1,233,972	66,370
PT. Cirebon Electric Power		988,975	637,491	265,813	114,653
KNOC Nigerian East Oil Co., Ltd.		272,964	358,211	—	(7,051)
KNOC Nigerian West Oil Co., Ltd.		165,396	243,713	—	(6,562)
PT Wampu Electric Power		222,004	171,595	19,260	7,550
PT. Bayan Resources TBK		945,436	845,963	593,441	402
S-Power Co., Ltd.		886,841	629,992	453,606	(14,885)
Pioneer Gas Power Limited		345,791	276,978	14,353	396
Eurasia Energy Holdings		618	1,103	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		772,699	543,472	—	6,458
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		9,336	9,001	2,892	(972)
PT. Mutiara Jawa		28,104	34,671	7,175	(1,361)
Samcheok Eco Materials Co., Ltd.		24,143	254	—	(1,945)
Noeul Green Energy Co., Ltd.		115,062	110,866	203	(1,155)
Naepo Green Energy Co., Ltd.		104,029	2,276	4,912	(5,230)
Goseong Green Energy Co., Ltd.		356,546	110,753	—	(5,489)
Gangneung Eco Power Co., Ltd.		176,805	6,503	—	(3,494)
Shin Pyeongtaek Power Co., Ltd.		54,174	60,518	—	(3,291)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,937	2,297	427	(47)
DS POWER Co., Ltd.		726,699	618,793	276,324	(10,031)
Dongducheon Dream Power Co., Ltd.		1,670,945	1,427,773	946,379	(27,936)
KS Solar Co., Ltd.		27,213	24,035	4,152	(79)
Jinbhuvish Power Generation Pvt. Ltd.		70,273	14,513	—	(950)
SE Green Energy Co., Ltd.		7,381	—	—	(103)
Daegu Photovoltaic Co., Ltd.		18,909	13,047	3,317	739

2016
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Jeongam Wind Power Co., Ltd.	￦	13,199	3,199	—	(1,496)
Korea Power Engineering Service Co., Ltd.		13,401	3,713	27,394	3,463
Busan Green Energy Co., Ltd.		147,843	100,247	—	(2,444)
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		11,340	12,037	—	(5,489)
Korea Electric Vehicle Charging Service		10,545	6,604	5,177	(1,225)
Ulleungdo Natural Energy Co., Ltd.		24,836	1,738	—	(1,730)
Korea Nuclear Partners Co., Ltd.		1,363	507	372	(140)
Tamra Offshore Wind Power Co., Ltd.		127,880	101,900	983	(6,307)
Korea Electric Power Corporation Fund		51,970	128	3	(647)
Energy Infra Asset Management Co., Ltd.		2,779	160	32	(381)
Daegu clean Energy Co., Ltd.		500	—	—	—
YaksuESS Co., Ltd		6,474	5,801	—	(48)
Nepal Water & Energy Development Company Private Limited		43,788	10,477	—	(703)

<Joint ventures>
KEPCO-Uhde Inc.		624	33	—	(16,855)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		142,684	72,086	18,628	3,462
Shuweihat Asia Power Investment B.V.		282	4	—	12,380
Shuweihat Asia Operation & Maintenance Company		1,016	13	2,388	1,723
Waterbury Lake Uranium L.P.		56,181	47	—	—
ASM-BG Investicii AD		79,898	36,921	12,604	3,105
RES Technology AD		68,553	41,389	7,798	(139)
KV Holdings, Inc.		5,245	1	—	1,072
KEPCO SPC Power Corporation		448,069	121,783	165,046	63,689
Canada Korea Uranium Limited Partnership		285	144	—	(59)
Gansu Datang Yumen Wind Power Co., Ltd.		89,517	57,464	4,263	(6,815)
Datang Chifeng Renewable Power Co., Ltd.		813,804	397,344	99,795	19,042
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		62,600	35,493	8,742	2,505
Rabigh Electricity Company		2,691,654	2,258,772	278,431	37,791
Rabigh Operation & Maintenance Company Limited		25,032	13,965	25,607	4,870
Jamaica Public Service Company Limited		1,291,008	659,296	827,298	25,324
KW Nuclear Components Co., Ltd.		26,417	11,990	26,481	9,452
Busan Shinho Solar Power Co., Ltd.		47,789	32,533	6,770	1,247
GS Donghae Electric Power Co., Ltd.		1,952,297	1,346,568	19,851	16,396
Global Trade Of Power System Co., Ltd.		1,661	18	2,667	205
Expressway Solar-light Power Generation Co., Ltd.		20,790	12,710	3,395	960
KODE NOVUS I LLC		14,286	104,252	2,362	(50,151)
KODE NOVUS II LLC		3,236	50,267	810	(22,582)
Daejung Offshore Wind Power Co., Ltd.		6,076	34	—	(675)
Amman Asia Electric Power Company		881,164	624,590	13,631	29,684
KAPES, Inc.		145,576	136,247	31,852	456
Dangjin Eco Power Co., Ltd.		149,926	1,001	—	(2,023)

2016
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Honam Wind Power Co., Ltd.	￦	41,614	26,375	6,776	2,171
Chun-cheon Energy Co., Ltd.		548,306	379,113	—	(3,684)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,773	81,881	11,208	(26)
Nghi Son 2 Power Ltd.		757	302	—	(1,481)
Kelar S.A		617,803	712,124	—	(4,109)
PT. Tanjung Power Indonesia		203,051	197,491	122,583	3,821
Incheon New Power Co., Ltd.		7,902	5,961	2,985	168
Seokmun Energy Co., Ltd.		235,905	234,556	—	(543)
Daehan Wind Power PSC		750	714	—	(523)
Barakah One Company		17,117,338	17,116,680	—	—
Nawah Energy Company		1,645	—	—	—
MOMENTUM		2,749	2,547	2,886	194
Daegu Green Power Co., Ltd.		636,438	547,017	265,621	(3,981)

2017
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Korea Gas Corporation	￦	37,139,439	28,999,025	22,172,305	(1,205,110)
Korea Electric Power Industrial Development Co., Ltd.		155,033	79,730	334,547	16,126
YTN Co., Ltd.		298,122	108,554	131,080	3,638
Cheongna Energy Co., Ltd.		461,958	448,535	56,533	(9,203)
Gangwon Wind Power Co., Ltd.		94,281	2,243	25,963	11,121
Hyundai Green Power Co., Ltd.		1,150,729	754,846	477,373	26,543
Korea Power Exchange		263,499	25,868	105,107	8,831
AMEC Partners Korea Ltd.		1,135	4	1	(53)
Hyundai Energy Co., Ltd.		474,939	511,486	92,992	(43,317)
Ecollite Co., Ltd.		2,052	352	—	(121)
Taebaek Wind Power Co., Ltd.		39,227	17,953	7,056	2,312
Taeback Guinemi Wind Power Co., Ltd.		12,369	12	—	(140)
Pyeongchang Wind Power Co., Ltd.		77,152	60,606	11,907	3,038
Daeryun Power Co., Ltd.		779,258	655,377	156,508	(23,978)
Changjuk Wind Power Co., Ltd.		35,794	10,745	6,981	2,317
KNH Solar Co., Ltd.		24,432	16,215	3,947	628
SPC Power Corporation		137,586	—	68,149	37,395
Gemeng International Energy Co., Ltd.		6,496,294	4,584,608	1,334,833	21,769
PT. Cirebon Electric Power		903,429	549,212	280,452	38,448
KNOC Nigerian East Oil Co., Ltd.		241,808	329,639	—	(10,754)
KNOC Nigerian West Oil Co., Ltd.		147,185	227,588	—	(9,768)
PT Wampu Electric Power		212,095	148,177	779	8,114
PT. Bayan Resources TBK		908,106	556,881	811,515	243,621
S-Power Co., Ltd.		859,633	617,224	489,042	(14,470)
Pioneer Gas Power Limited		339,271	296,898	8,215	(27,796)
Eurasia Energy Holdings		548	978	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		858,789	607,462	—	(16,677)
Hadong Mineral Fiber Co., Ltd.		203	231	—	(260)
Green Biomass Co., Ltd.		6,379	4,018	2,337	(956)

2017
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
PT. Mutiara Jawa	￦	27,098	29,670	13,574	3,455
Samcheok Eco Materials Co., Ltd.		23,729	270	15	(541)
Noeul Green Energy Co., Ltd.		127,980	120,852	43,099	2,932
Naepo Green Energy Co., Ltd.		121,375	71,945	5,696	(5,603)
Goseong Green Energy Co., Ltd.		1,081,238	841,330	—	(5,811)
Gangneung Eco Power Co., Ltd.		186,765	20,344	—	(3,407)
Shin Pyeongtaek Power Co., Ltd.		175,870	90,662	—	(4,585)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,782	2,120	451	22
Dongducheon Dream Power Co., Ltd.		1,575,175	1,365,845	813,440	(33,740)
Jinbhuvish Power Generation Pvt. Ltd.		66,047	13,640	—	—
SE Green Energy Co., Ltd.		7,278	—	—	(103)
Daegu Photovoltaic Co., Ltd.		17,262	11,339	3,714	1,263
Jeongam Wind Power Co., Ltd.		67,427	58,019	—	(580)
Korea Power Engineering Service Co., Ltd.		15,738	3,121	22,283	3,783
Busan Green Energy Co., Ltd.		193,253	167,864	34,280	9,946
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,648	16,462	—	(6,109)
Korea Electric Vehicle Charging Service		14,650	8,404	8,399	(1,295)
Ulleungdo Natural Energy Co., Ltd.		25,842	4,501	—	(1,758)
Korea Nuclear Partners Co., Ltd.		2,033	711	1,345	465
Tamra Offshore Wind Power Co., Ltd.		163,740	132,036	4,392	(191)
Korea Electric Power Corporation Fund		49,170	265	666	(2,213)
Energy Infra Asset Management Co., Ltd.		5,240	431	5,807	2,203
Daegu clean Energy Co., Ltd.		252	212	—	(460)
YaksuESS Co., Ltd		7,105	6,437	381	(6)
Nepal Water & Energy Development Company Private Limited		58,121	11,670	—	(968)
Gwangyang Green Energy Co., Ltd.		20,165	11,393	—	(1,139)
PND solar., Ltd		10,508	6,729	—	(406)

<Joint ventures>
KEPCO-Uhde Inc.		515	7	—	(86)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		138,463	70,309	17,776	2,149
Shuweihat Asia Power Investment B.V.		32,001	10	—	(170)
Shuweihat Asia Operation & Maintenance Company		1,220	14	2,580	1,918
Waterbury Lake Uranium L.P.		55,563	250	—	—
ASM-BG Investicii AD		87,110	44,706	12,611	(262)
RES Technology AD		71,595	42,845	7,793	2,164
KV Holdings, Inc.		4,795	—	671	677
KEPCO SPC Power Corporation		318,911	30,222	186,725	57,364
Gansu Datang Yumen Wind Power Co., Ltd.		81,960	54,859	6,938	(3,253)
Datang Chifeng Renewable Power Co., Ltd.		762,605	334,843	113,329	35,294
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		60,913	33,264	8,442	2,094
Rabigh Electricity Company		2,364,522	1,936,403	287,105	78,948
Rabigh Operation & Maintenance Company Limited		19,992	10,025	22,668	5,668

2017
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Jamaica Public Service Company Limited	￦	1,276,279	752,617	946,365	24,601
KW Nuclear Components Co., Ltd.		25,693	10,221	6,486	1,493
Busan Shinho Solar Power Co., Ltd.		47,959	30,573	7,984	2,383
GS Donghae Electric Power Co., Ltd.		2,179,465	1,530,266	351,814	43,180
Global Trade Of Power System Co., Ltd.		3,576	1,586	4,079	365
Expressway Solar-light Power Generation Co., Ltd.		19,143	10,651	3,018	643
KODE NOVUS I LLC		755	108,132	14	(8,117)
KODE NOVUS II LLC		292	47,683	—	(6,018)
Daejung Offshore Wind Power Co., Ltd.		6,193	243	—	(493)
Amman Asia Electric Power Company		759,114	516,174	18,034	33,514
KAPES, Inc.		70,679	56,021	129,962	5,397
Dangjin Eco Power Co., Ltd.		163,197	521	—	(2,182)
Honam Wind Power Co., Ltd.		39,675	24,951	5,961	1,166
Chun-cheon Energy Co., Ltd.		699,652	538,733	164,294	(8,145)
Yeonggwangbaeksu Wind Power Co., Ltd.		94,810	76,621	11,124	297
Nghi Son 2 Power Ltd.		741	376	—	(2,068)
Kelar S.A		613,293	513,101	90,435	17,590
PT. Tanjung Power Indonesia		374,702	369,627	209,923	6,219
Incheon New Power Co., Ltd.		7,194	5,059	2,972	184
Seokmun Energy Co., Ltd.		247,735	200,197	35,135	(3,939)
Daehan Wind Power PSC		928	1,752	—	(904)
Barakah One Company		17,574,885	17,571,409	—	(1,358)
Nawah Energy Company		1,459	23	—	(11)
MOMENTUM		5,028	3,854	11,555	939
Daegu Green Power Co., Ltd.		602,809	531,103	256,359	(17,700)
Yeonggwang Wind Power Co., Ltd.		212,802	176,062	—	(62)
Chester Solar IV SpA		11,660	9,626	331	151
Chester Solar V SpA		2,081	1,569	—	(49)
Diego de Almagro Solar SpA		8,266	5,830	—	(103)
South Jamaica Power Company Limited		153,958	120,436	—	(755)

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2016 and 2017 are as follows:

2016
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	9,386,486	21.57%	2,024,665	—	—	(90,788)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		70,604	29.00%	20,475	—	—	—	20,475
YTN Co., Ltd.		178,212	21.43%	38,191	—	(30)	(5)	38,156
Cheongna Energy Co., Ltd.		22,627	43.90%	9,933	2,584	(144)	—	12,373
Gangwon Wind Power Co., Ltd.		86,797	15.00%	13,020	—	—	49	13,069
Hyundai Green Power Co., Ltd.		399,994	29.00%	115,998	—	—	—	115,998
Korea Power Exchange		223,238	100.00%	223,238	—	—	—	223,238
AMEC Partners Korea Ltd.		1,184	19.00%	225	—	—	—	225
Hyundai Energy Co., Ltd.		6,774	46.30%	3,136	—	(1,079)	(1,026)	1,031
Ecollite Co., Ltd.		1,821	36.10%	657	—	—	(657)	—
Taebaek Wind Power Co., Ltd.		19,000	25.00%	4,750	—	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		12,522	25.00%	3,131	—	—	—	3,131

2016
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Pyeongchang Wind Power Co., Ltd.	￦	13,531	25.00%	3,383	—	—	—	3,383
Daeryun Power Co., Ltd.		148,353	19.45%	28,855	1,014	—	4	29,873
Changjuk Wind Power Co., Ltd.		22,716	30.00%	6,815	—	—	115	6,930
KNH Solar Co., Ltd.		7,679	27.00%	2,073	—	—	—	2,073
SPC Power Corporation		149,520	38.00%	56,818	—	—	—	56,818
Gemeng International Energy Co., Ltd.		2,000,974	34.00%	680,331	—	—	(266)	680,065
PT. Cirebon Electric Power		351,484	27.50%	96,658	—	—	—	96,658
KNOC Nigerian East Oil Co., Ltd.		(85,247)	14.63%	(12,472)	—	—	12,472	—
KNOC Nigerian West Oil Co., Ltd.		(78,317)	14.63%	(11,458)	—	—	11,458	—
PT Wampu Electric Power		50,409	46.00%	23,188	—	—	—	23,188
PT. Bayan Resources TBK		99,473	20.00%	19,895	482,109	—	(99,337)	402,667
S-Power Co., Ltd.		256,849	49.00%	125,856	—	(1,944)	—	123,912
Pioneer Gas Power Limited		68,813	40.00%	27,525	23,147	—	68	50,740
Eurasia Energy Holdings		(485)	40.00%	(194)	—	—	194	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		229,227	25.00%	57,307	(4,802)	(672)	(289)	51,544
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		335	14.00%	47	—	—	—	47
PT. Mutiara Jawa		(6,567)	29.00%	(1,904)	70	—	1,834	—
Samcheok Eco Materials Co., Ltd.		23,889	2.35%	561	—	—	(561)	—
Noeul Green Energy Co., Ltd.		4,196	29.00%	1,217	—	—	—	1,217
Naepo Green Energy Co., Ltd.		101,753	25.00%	25,438	—	—	—	25,438
Goseong Green Energy Co., Ltd.		245,793	1.12%	2,742	—	(79)	—	2,663
Gangneung Eco Power Co., Ltd.		170,302	1.61%	2,744	—	(98)	—	2,646
Shin Pyeongtaek Power Co., Ltd.		(6,344)	40.00%	(2,538)	—	(3,380)	5,918	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		640	28.00%	179	—	—	2	181
DS POWER Co., Ltd.		107,906	14.44%	15,582	—	(7,302)	(1,090)	7,190
Dongducheon Dream Power Co., Ltd.		243,172	33.61%	81,730	—	(4,768)	(30,086)	46,876
KS Solar Co., Ltd.		3,178	19.00%	604	—	—	—	604
Jinbhuvish Power Generation Pvt. Ltd.		55,760	5.16%	2,877	—	—	(2,877)	—
SE Green Energy Co., Ltd.		7,381	47.76%	3,525	—	—	—	3,525
Daegu Photovoltaic Co., Ltd.		5,862	29.00%	1,700	—	—	—	1,700
Jeongam Wind Power Co., Ltd.		10,000	40.00%	4,000	—	—	—	4,000
Korea Power Engineering Service Co., Ltd.		9,688	29.00%	2,810	—	—	—	2,810
Busan Green Energy Co., Ltd.		47,596	29.00%	13,803	—	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(697)	18.87%	(132)	—	—	132	—
Korea Electric Vehicle Charging Service		3,941	28.00%	1,103	—	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		23,098	29.85%	6,895	—	—	(1)	6,894
Korea Nuclear Partners Co., Ltd.		856	29.00%	248	—	—	—	248
Tamra Offshore Wind Power Co., Ltd.		25,980	27.00%	7,015	—	—	—	7,015
Korea Electric Power Corporation Fund		51,842	98.09%	50,852	—	—	4	50,856
Energy Infra Asset Management Co., Ltd.		2,619	9.90%	259	—	—	—	259
Daegu clean Energy Co., Ltd.		500	28.00%	140	—	—	—	140
YaksuESS Co., Ltd		673	29.00%	195	—	—	1	196
Nepal Water & Energy Development Company Private Limited		33,311	52.77%	17,578	972	—	117	18,667

<Joint ventures>
KEPCO-Uhde Inc.		591	50.85%	301	—	—	—	301
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,598	40.00%	28,239	—	—	—	28,239
Shuweihat Asia Power Investment B.V.		278	49.00%	136	—	—	(136)	—
Shuweihat Asia Operation & Maintenance Company		1,003	55.00%	552	—	—	(102)	450
Waterbury Lake Uranium L.P.		56,134	36.97%	20,753	—	—	561	21,314
ASM-BG Investicii AD		42,977	50.00%	21,489	—	—	(1)	21,488
RES Technology AD		27,164	50.00%	13,582	—	—	—	13,582
KV Holdings, Inc.		5,244	40.00%	2,098	—	—	—	2,098
KEPCO SPC Power Corporation		326,286	75.20%	245,367	—	—	—	245,367
Canada Korea Uranium Limited Partnership		141	12.50%	18	—	—	(18)	—

2016
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Gansu Datang Yumen Wind Power Co., Ltd.	￦	32,053	40.00%	12,821	—	—	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		416,460	40.00%	166,584	—	—	(49)	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,107	40.00%	10,843	—	—	—	10,843
Rabigh Electricity Company		432,882	40.00%	173,153	—	(75,311)	(40)	97,802
Rabigh Operation & Maintenance Company Limited		11,067	40.00%	4,427	—	—	—	4,427
Jamaica Public Service Company Limited		631,712	40.00%	252,685	(80,161)	—	76,929	249,453
KW Nuclear Components Co., Ltd.		14,427	45.00%	6,492	90	—	551	7,133
Busan Shinho Solar Power Co., Ltd.		15,256	25.00%	3,814	—	—	—	3,814
GS Donghae Electric Power Co., Ltd.		605,729	34.00%	205,948	—	—	—	205,948
Global Trade Of Power System Co., Ltd.		1,643	29.00%	476	—	—	1	477
Expressway Solar-light Power Generation Co., Ltd.		8,080	29.00%	2,343	—	—	—	2,343
KODE NOVUS I LLC		(89,966)	50.00%	(44,983)	4,732	—	40,251	—
KODE NOVUS II LLC		(47,031)	50.00%	(23,516)	—	—	23,516	—
Daejung Offshore Wind Power Co., Ltd.		6,042	49.90%	3,015	—	—	—	3,015
Amman Asia Electric Power Company		256,574	60.00%	153,944	—	—	(87)	153,857
KAPES, Inc.		9,329	51.00%	4,758	—	—	—	4,758
Dangjin Eco Power Co., Ltd.		148,925	34.00%	50,635	2,618	—	—	53,253
Honam Wind Power Co., Ltd.		15,239	29.00%	4,419	32	—	—	4,451
Chun-cheon Energy Co., Ltd.		169,193	29.90%	50,589	3	—	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		17,892	15.00%	2,684	5	—	—	2,689
Nghi Son 2 Power Ltd.		455	50.00%	228	—	—	1	229
Kelar S.A		(94,321)	65.00%	(61,309)	2,424	—	58,885	—
PT. Tanjung Power Indonesia		5,560	35.00%	1,946	—	—	—	1,946
Incheon New Power Co., Ltd.		1,941	29.00%	563	—	—	—	563
Seokmun Energy Co., Ltd.		1,349	29.00%	391	—	—	—	391
Daehan Wind Power PSC		36	50.00%	18	—	—	(2)	16
Barakah One Company		658	18.00%	118	—	—	(2)	116
Nawah Energy Company		1,645	18.00%	296	—	—	(6)	290
MOMENTUM		202	33.33%	67	—	—	—	67
Daegu Green Power Co., Ltd.		89,421	29.00%	25,932	84	—	21,512	47,528

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

2017
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	8,140,414	21.57%	1,755,887	—	—	(137,019)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		75,303	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		189,568	21.43%	40,624	—	(18)	—	40,606
Cheongna Energy Co., Ltd.		13,423	43.90%	5,893	2,584	(140)	—	8,337
Gangwon Wind Power Co., Ltd.		92,038	15.00%	13,806	—	—	49	13,855
Hyundai Green Power Co., Ltd.		395,883	29.00%	114,806	—	—	—	114,806
Korea Power Exchange		237,631	100.00%	237,631	—	—	—	237,631
AMEC Partners Korea Ltd.		1,131	19.00%	215	—	—	—	215
Hyundai Energy Co., Ltd.		(36,547)	46.30%	(16,921)	—	(1,037)	17,958	—
Ecollite Co., Ltd.		1,700	36.10%	614	—	—	(614)	—
Taebaek Wind Power Co., Ltd.		21,274	25.00%	5,319	—	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		12,357	25.00%	3,089	—	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		16,546	25.00%	4,136	—	—	—	4,136
Daeryun Power Co., Ltd.		123,881	19.45%	24,095	1,014	—	4	25,113
Changjuk Wind Power Co., Ltd.		25,049	30.00%	7,515	—	—	—	7,515
KNH Solar Co., Ltd.		8,217	27.00%	2,218	—	—	—	2,218
SPC Power Corporation		137,586	38.00%	52,283	—	—	—	52,283
Gemeng International Energy Co., Ltd.		1,911,686	34.00%	649,973	—	—	—	649,973
PT. Cirebon Electric Power		354,217	27.50%	97,410	—	—	—	97,410

2017
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
KNOC Nigerian East Oil Co., Ltd.	￦	(87,831)	14.63%	(12,850)	—	—	12,850	—
KNOC Nigerian West Oil Co., Ltd.		(80,403)	14.63%	(11,763)	—	—	11,763	—
PT Wampu Electric Power		63,918	46.00%	29,403	—	—	—	29,403
PT. Bayan Resources TBK		351,225	20.00%	70,245	482,109	—	(100,523)	451,831
S-Power Co., Ltd.		242,409	49.00%	118,780	—	(1,835)	—	116,945
Pioneer Gas Power Limited		42,373	38.50%	16,314	22,278	—	67	38,659
Eurasia Energy Holdings		(430)	40.00%	(172)	—	—	172	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		251,327	25.00%	62,832	74	(838)	(289)	61,779
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		2,361	8.80%	208	—	—	—	208
PT. Mutiara Jawa		(2,572)	29.00%	(746)	—	—	746	—
Samcheok Eco Materials Co., Ltd.		23,459	2.35%	551	—	—	(551)	—
Noeul Green Energy Co., Ltd.		7,128	29.00%	2,067	—	—	—	2,067
Naepo Green Energy Co., Ltd.		49,430	41.67%	20,598	—	—	—	20,598
Goseong Green Energy Co., Ltd.		239,908	1.12%	2,676	—	(79)	—	2,597
Gangneung Eco Power Co., Ltd.		166,421	1.61%	2,681	—	(98)	—	2,583
Shin Pyeongtaek Power Co., Ltd.		85,208	40.00%	34,083	7,808	(6,988)	—	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		662	28.00%	185	—	—	2	187
Dongducheon Dream Power Co., Ltd.		209,330	33.61%	70,356	—	(4,409)	(12,714)	53,233
Jinbhuvish Power Generation Pvt. Ltd.		52,407	5.16%	2,704	—	—	(2,704)	—
SE Green Energy Co., Ltd.		7,278	47.76%	3,476	—	—	—	3,476
Daegu Photovoltaic Co., Ltd.		5,923	29.00%	1,718	—	—	—	1,718
Jeongam Wind Power Co., Ltd.		9,408	40.00%	3,763	—	—	—	3,763
Korea Power Engineering Service Co., Ltd.		12,617	29.00%	3,659	—	—	—	3,659
Busan Green Energy Co., Ltd.		25,389	29.00%	7,363	—	—	—	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(6,814)	18.87%	(1,286)	—	—	1,286	—
Korea Electric Vehicle Charging Service		6,246	28.00%	1,749	—	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		21,341	29.85%	6,370	—	—	—	6,370
Korea Nuclear Partners Co., Ltd.		1,322	29.00%	383	—	—	—	383
Tamra Offshore Wind Power Co., Ltd.		31,704	27.00%	8,560	—	—	—	8,560
Korea Electric Power Corporation Fund		48,905	98.09%	47,971	—	—	3	47,974
Energy Infra Asset Management Co., Ltd.		4,809	9.90%	476	—	—	—	476
Daegu clean Energy Co., Ltd.		40	28.00%	11	—	—	—	11
YaksuESS Co., Ltd		668	29.00%	193	—	—	1	194
Nepal Water & Energy Development Company Private Limited		46,451	62.13%	28,860	972	—	666	30,498
Gwangyang Green Energy Co., Ltd.		8,772	20.00%	1,754	18	—	—	1,772
PND solar., Ltd		3,779	29.00%	1,096	154	—	—	1,250

<Joint ventures>
KEPCO-Uhde Inc.		508	50.85%	258	—	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,154	40.00%	27,262	—	—	—	27,262
Shuweihat Asia Power Investment B.V.		31,991	49.00%	15,675	—	—	—	15,675
Shuweihat Asia Operation & Maintenance Company		1,206	55.00%	663	—	—	—	663
Waterbury Lake Uranium L.P.		55,313	35.76%	19,780	—	—	1	19,781
ASM-BG Investicii AD		42,404	50.00%	21,202	—	—	—	21,202
RES Technology AD		28,750	50.00%	14,375	—	—	—	14,375
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		288,689	75.20%	217,094	—	—	—	217,094
Gansu Datang Yumen Wind Power Co., Ltd.		27,101	40.00%	10,840	—	—	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		427,762	40.00%	171,105	—	—	(50)	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,649	40.00%	11,060	—	—	—	11,060
Rabigh Electricity Company		428,119	40.00%	171,248	—	(70,978)	(914)	99,356

2017
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Rabigh Operation & Maintenance Company Limited	￦	9,967	40.00%	3,987	—	—	—	3,987
Jamaica Public Service Company Limited		523,662	40.00%	209,464	(80,161)	—	91,850	221,153
KW Nuclear Components Co., Ltd.		15,472	45.00%	6,962	—	—	(259)	6,703
Busan Shinho Solar Power Co., Ltd.		17,386	25.00%	4,346	—	—	—	4,346
GS Donghae Electric Power Co., Ltd.		649,199	34.00%	220,727	—	—	—	220,727
Global Trade Of Power System Co., Ltd.		1,990	29.00%	577	—	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		8,492	29.00%	2,463	—	—	—	2,463
KODE NOVUS I LLC		(107,377)	50.00%	(53,689)	—	—	53,689	—
KODE NOVUS II LLC		(47,391)	50.00%	(23,696)	—	—	23,696	—
Daejung Offshore Wind Power Co., Ltd.		5,950	49.90%	2,969	—	—	—	2,969
Amman Asia Electric Power Company		242,940	60.00%	145,764	—	—	(88)	145,676
KAPES, Inc.		14,658	51.00%	7,476	—	—	—	7,476
Dangjin Eco Power Co., Ltd.		162,676	34.00%	55,310	2,618	—	—	57,928
Honam Wind Power Co., Ltd.		14,724	29.00%	4,270	32	—	—	4,302
Chun-cheon Energy Co., Ltd.		160,919	29.90%	48,115	3	—	—	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.		18,189	15.00%	2,728	6	—	—	2,734
Nghi Son 2 Power Ltd.		365	50.00%	183	—	—	—	183
Kelar S.A		100,192	65.00%	65,125	2,424	—	(316)	67,233
PT. Tanjung Power Indonesia		5,075	35.00%	1,776	—	—	—	1,776
Incheon New Power Co., Ltd.		2,135	29.00%	619	—	—	—	619
Seokmun Energy Co., Ltd.		47,538	29.00%	13,786	—	—	—	13,786
Daehan Wind Power PSC		(824)	50.00%	(412)	—	—	412	—
Barakah One Company		3,476	18.00%	626	—	—	—	626
Nawah Energy Company		1,436	18.00%	258	—	—	—	258
MOMENTUM		1,174	33.33%	391	—	—	—	391
Daegu Green Power Co., Ltd.		71,706	29.00%	20,795	—	84	21,512	42,391
Yeonggwang Wind Power Co., Ltd.		36,740	41.00%	15,063	231	—	—	15,294
Chester Solar IV SpA		2,034	81.82%	1,664	—	—	36	1,700
Chester Solar V SpA		512	81.82%	419	—	—	106	525
Diego de Almagro Solar SpA		2,436	81.82%	1,993	—	—	98	2,091
South Jamaica Power Company Limited		33,522	20.00%	6,704	—	—	—	6,704

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2016 and 2017, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2016		2017
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Shin Pyeongtaek Power Co., Ltd.	￦	1,211	2,537	(2,537)	—
Seokmun Energy Co., Ltd.		(205)	—	—	—
Kelar S.A		43,920	61,309	(61,309)	—
Hadong Mineral Fiber Co., Ltd.		—	5	(3)	2
PT. Mutiara Jawa		554	1,905	(1,159)	746
Eurasia Energy Holdings		6	194	(22)	172
KODE NOVUS I LLC		22,194	44,983	8,706	53,689
KODE NOVUS II LLC		12,340	23,515	181	23,696
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		132	132	1,154	1,286
Daehan Wind Power PSC		—	—	412	412

(7)	As of December 31, 2017, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

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

(vii)	Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(viii)	Hyundai Green Power Co., Ltd.

As of December 31, 2017, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ￦919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares when claimed by Hyundai Steel Company.

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.
Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.
KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2016 and 2017 are as follows:

		2016
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
		In millions of won
Land	￦	12,969,741	(3,204)	—	—	12,966,537
Buildings		17,722,326	(61,188)	(5,936,849)	(853)	11,723,436
Structures		63,291,437	(197,641)	(19,959,839)	(1,183)	43,132,774
Machinery		67,769,168	(111,064)	(24,344,832)	(2,391)	43,310,881
Ships		4,175	—	(3,625)	—	550
Vehicles		247,751	(107)	(176,781)	—	70,863
Equipment		1,270,660	(732)	(894,265)	—	375,663
Tools		921,115	(430)	(742,083)	—	178,602
Construction-in- progress		27,334,368	(135,807)	—	(38,108)	27,160,453
Finance lease assets		2,390,779	—	(1,984,426)	—	406,353
Asset retirement costs		7,129,771	—	(3,064,359)	—	4,065,412
Others		10,361,294	—	(8,009,762)	—	2,351,532

	￦	211,412,585	(510,173)	(65,116,821)	(42,535)	145,743,056

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

		2017
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses(*)	Book value
		In millions of won
Land	￦	13,318,542	(21,968)	—	—	13,296,574
Buildings		18,777,678	(63,539)	(6,722,376)	(1,776)	11,989,987
Structures		66,184,484	(196,414)	(22,071,667)	(8,039)	43,908,364
Machinery		75,826,292	(183,188)	(28,904,982)	(45,512)	46,692,610
Ships		4,175	—	(3,772)	—	403
Vehicles		276,425	(6,322)	(195,260)	(127)	74,716
Equipment		1,440,870	(761)	(1,020,192)	(6)	419,911
Tools		1,010,537	(1,027)	(809,842)	(32)	199,636
Construction-in-progress		25,610,649	(49,084)	—	(38,108)	25,523,457
Finance lease assets		2,390,680	(27)	(2,093,001)	—	297,652
Asset retirement costs		9,395,821	—	(3,356,337)	—	6,039,484
Others		11,247,021	—	(8,807,401)	—	2,439,620

	￦	225,483,174	(522,330)	(73,984,830)	(93,600)	150,882,414

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

(2)	Changes in property, plant and equipment for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won
Land	￦	12,396,460	13,973	(52,569)	—	—	611,877	12,969,741
(Government grants)		(3,147)	—	14	—	—	(71)	(3,204)
Buildings		9,676,432	—	(9,020)	(676,866)	—	2,794,078	11,784,624
(Government grants)		(63,932)	—	731	5,299	—	(3,286)	(61,188)
Structures		40,258,162	455	(524,310)	(2,233,333)	—	5,829,441	43,330,415
(Government grants)		(193,119)	—	2,597	9,491	—	(16,610)	(197,641)
Machinery		36,864,749	193,017	(243,757)	(4,353,596)	—	10,961,532	43,421,945
(Government grants)		(108,935)	(33)	1,210	12,272	—	(15,578)	(111,064)
Ships		786	—	—	(281)	—	45	550
Vehicles		60,472	2,493	(34)	(27,615)	—	35,654	70,970
(Government grants)		(29)	(58)	—	25	—	(45)	(107)
Equipment		310,571	67,134	(323)	(128,084)	—	127,097	376,395
(Government grants)		(1,026)	—	—	452	—	(158)	(732)
Tools		160,630	27,856	(327)	(69,842)	—	60,715	179,032
(Government grants)		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		35,267,026	11,752,352	(94,443)	—	—	(19,628,675)	27,296,260
(Government grants)		(139,898)	(28,434)	—	—	—	32,525	(135,807)
Finance lease assets		511,509	34	(31)	(96,254)	—	(8,905)	406,353
Asset retirement costs		4,106,087	—	—	(509,310)	—	468,635	4,065,412
Others		2,259,244	—	(9)	(813,248)	—	905,545	2,351,532

	￦	141,361,351	12,028,789	(920,271)	(8,880,595)	—	2,153,782	145,743,056

		2017
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*)	Others	Ending balance
		In millions of won
Land	￦	12,969,741	32,773	(8,961)	—	—	324,989	13,318,542
(Government grants)		(3,204)	—	5	—	—	(18,769)	(21,968)
Buildings		11,784,624	40,592	(19,715)	(794,804)	(923)	1,043,752	12,053,526
(Government grants)		(61,188)	(900)	28	5,996	—	(7,475)	(63,539)
Structures		43,330,415	428	(519,366)	(2,421,168)	(6,856)	3,721,325	44,104,778
(Government grants)		(197,641)	—	1,905	10,011	—	(10,689)	(196,414)
Machinery		43,421,945	421,892	(242,428)	(4,821,595)	(43,121)	8,139,105	46,875,798
(Government grants)		(111,064)	(10,834)	489	17,390	—	(79,169)	(183,188)
Ships		550	—	—	(147)	—	—	403
Vehicles		70,970	3,447	(174)	(34,236)	(127)	41,158	81,038
(Government grants)		(107)	(107)	14	1,070	—	(7,192)	(6,322)
Equipment		376,395	53,529	(413)	(158,614)	(6)	149,781	420,672
(Government grants)		(732)	(43)	—	454	—	(440)	(761)
Tools		179,032	30,990	(166)	(74,909)	(32)	65,748	200,663
(Government grants)		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		27,296,260	11,996,508	(6,487)	—	—	(13,713,740)	25,572,541
(Government grants)		(135,807)	(42,728)	—	—	—	129,451	(49,084)
Finance lease assets		406,353	—	(29,696)	(107,390)	—	28,412	297,679
(Government grants)		—	—	—	1	—	(28)	(27)
Asset retirement costs		4,065,412	—	—	(518,565)	—	2,492,637	6,039,484
Others		2,351,532	10,411	(28)	(762,711)	—	840,416	2,439,620

	￦	145,743,056	12,535,958	(824,993)	(9,658,863)	(51,065)	3,138,321	150,882,414

(*)	Korea Midland Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.

19.	Investment Properties

(1)	Investment properties as of December 31, 2016 and 2017 are as follows:

		2016
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	336,421	—	—	336,421
Buildings		29,168	(64)	(11,845)	17,259

	￦	365,589	(64)	(11,845)	353,680

		2017
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	264,205	—	—	264,205
Buildings		36,165	(83)	(15,573)	20,509

	￦	300,370	(83)	(15,573)	284,714

(2)	Changes in investment properties for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	253,960	—	82,461	336,421
Buildings		15,963	(679)	2,039	17,323
(Government grants)		(13)	1	(52)	(64)

	￦	269,910	(678)	84,448	353,680

		2017
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	336,421	—	(72,216)	264,205
Buildings		17,323	(1,178)	4,447	20,592
(Government grants)		(64)	2	(21)	(83)

	￦	353,680	(1,176)	(67,790)	284,714

(3)	Income and expenses related to investment properties for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Rental income	￦	9,460	9,581
Operating and maintenance expenses related to rental income		(678)	(1,172)

	￦	8,782	8,409

(4)	Fair value of investment properties as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	336,421	374,042	264,205	309,241
Buildings		17,259	20,708	20,509	23,319

	￦	353,680	394,750	284,714	332,560

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Services Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ￦412,617 million and the decreased balance of contracts due to changes in scope of construction work is ￦1,423,648 million.

		2016
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	12,308,839	(1,045,094)	(4,026,857)	7,236,888

(*)	For the year ended December 31, 2016, the increased balance of contracts from new orders and other is ￦718,118 million and the decreased balance of contracts due to changes in scope of construction work is ￦1,763,212 million.

		2017
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	7,236,888	151,891	(3,212,184)	4,176,595

(*)	For the year ended December 31, 2017, the increased balance of contracts from new orders and other is ￦438,142 million and the decreased balance of contracts due to changes in scope of construction work is ￦286,251 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of December 31, 2016 and 2017 are as follows:

		2016
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	15,314,737	14,396,890	917,847	—

		2017
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	18,236,992	16,937,772	1,299,220	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Assets(*1)	Liabilities(*2)	Assets(*1)	Liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	44,930	651,985	55,755	542,921

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2016 and 2017 are as follows:

		2016
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	458,382	(595)	(365,161)	—	92,626
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		35,756	—	(15,675)	—	20,081
Mining rights		549,371	—	(10,511)	—	538,860
Development expenditures		785,966	(5,152)	(723,561)	—	57,253
Intangible assets under Development		119,474	(11,090)	—	(3,941)	104,443
Usage rights of donated assets and other		426,346	(21)	(342,244)	—	84,081
Leasehold rights		23,350	—	(18,718)	—	4,632
Greenhouse gas emissions rights		6,283	—	—	—	6,283
Others		173,213	—	(88,527)	(12,124)	72,562

	￦	2,581,539	(16,858)	(1,567,795)	(16,065)	980,821

		2017
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	534,191	(486)	(408,300)	—	125,405
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		43,857	—	(19,876)	—	23,981
Mining rights		553,876	—	(14,243)	—	539,633
Development expenditures		836,996	(3,702)	(752,478)	—	80,816
Intangible assets under development		143,851	(10,540)	—	(3,941)	129,370
Usage rights of donated assets and other		459,682	(11)	(358,024)	—	101,647
Leasehold rights		24,306	—	(19,262)	—	5,044
Others		297,289	—	(103,995)	(12,069)	181,225

	￦	2,897,446	(14,739)	(1,679,576)	(16,010)	1,187,121

(2)	Changes in intangible assets for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	57,886	18,267	—	(32,378)	—	49,446	93,221
(Government grants)		(699)	—	—	249	—	(145)	(595)
Copyrights, patents rights and other industrial rights		21,875	85	(39)	(2,697)	—	857	20,081
Mining rights		499,537	26,311	—	(899)	—	13,911	538,860
Development expenditures		51,807	212	—	(21,993)	—	32,379	62,405
(Government grants)		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		94,886	66,588	—	—	(3,945)	(41,996)	115,533
(Government grants)		(10,483)	(1,597)	—	—	—	990	(11,090)
Usage rights of donated assets and other		48,591	—	—	(15,513)	—	51,024	84,102
(Government grants)		(32)	—	—	11	—	—	(21)
Leasehold rights		745	—	—	(351)	—	4,238	4,632
Greenhouse gas emissions rights		805	6,283	—	—	—	(805)	6,283
Others		97,750	8,273	(550)	(8,916)	3	(23,998)	72,562
(Government grants)		(1)	—	—	1	—	—	—

	￦	855,832	124,422	(589)	(79,715)	(3,942)	84,813	980,821

		2017
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	93,221	12,700	(5)	(44,809)	—	64,784	125,891
(Government grants)		(595)	(17)	—	255	—	(129)	(486)
Copyrights, patents rights and other industrial rights		20,081	30	(7)	(3,350)	—	7,227	23,981
Mining rights		538,860	26,751	(272)	(4,640)	—	(21,066)	539,633
Development expenditures		62,405	494	—	(25,924)	—	47,543	84,518
(Government grants)		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		115,533	56,527	—	—	(20)	(32,130)	139,910
(Government grants)		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		84,102	—	—	(14,462)	—	32,018	101,658
(Government grants)		(21)	—	—	10	—	—	(11)
Leasehold rights		4,632	—	—	(545)	—	957	5,044
Greenhouse gas emissions rights		6,283	—	—	—	—	(6,283)	—
Others		72,562	47,402	(377)	(23,018)	54	84,602	181,225
(Government grants)		—	—	—	—	—	—	—

	￦	980,821	143,887	(661)	(113,672)	34	176,712	1,187,121

(3)	Significant specific intangible assets as of December 31, 2016 and 2017 are as follows:

2016
Type	Description	Currency	Amount	Remaining useful years
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	506	11 months ~ 1 year and 11 months
	SCADA O/S (POWERON RELIANCE)	KRW	4,206	3 years and 1 month
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,750	5 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Development of maintenance system for utility plant	KRW	518	11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	41,190	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	44,502	9 years and 11 months
	Dangjin power plant load facility usage right	KRW	26,759	4 years and 3 months
Others	Sillim electricity supply facility usage right	KRW	2,196	4 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

2017
Type	Description	Currency	Amount	Remaining useful lives
	millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	1,135	3 years and 2 months ~ 3 years and 4 months
	AMI GATEWAY S/W	KRW	3,528	3 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	11,724	4 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	29,391	4 years 3 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	46,458	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	40,460	8 years and 11 months
	Dangjin power plant load facility usage right	KRW	20,463	3 years 3 months
Others	Occupancy and use of public waters	KRW	103,269	18 years 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2015, 2016 and 2017, the Company recognized research and development expenses of ￦611,220 million, ￦705,504 million and ￦721,437 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	2,610,373	—	2,936,990	—
Other trade payables		1,498,582	3,033,780	1,649,933	2,825,039
Accrued expenses		1,152,933	2,161	1,087,844	1,951
Leasehold deposits received		1,426	1,008	1,562	1,308
Other deposits received		197,711	93,751	186,817	102,896
Finance lease liabilities		121,176	420,003	131,792	286,468
Dividends payable		3,204	—	4,448	—
Others (*)		6	7,472	135	5,818

	￦	5,585,411	3,558,175	5,999,521	3,223,480

(*)	Details of others as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	7,472	—	5,818
Others		6	—	135	—

	￦	6	7,472	135	5,818

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Current liabilities
Short-term borrowings	￦	805,523	1,038,328
Current portion of long-term borrowings		310,977	128,543
Current portion of debt securities		7,825,310	7,961,182
Less : Current portion of discount on long-term borrowings		(979)	(886)
Less : Current portion of discount on debt securities		(1,753)	(3,882)

		8,939,078	9,123,285

Non-current liabilities
Long-term borrowings		1,799,750	2,455,737
Debt securities		43,012,960	43,270,825
Less : Discount on long-term borrowings		(25,859)	(21,113)
Less : Discount on debt securities		(86,880)	(81,424)
Add: Premium on debt securities		156	82

		44,700,127	45,624,107

	￦	53,639,205	54,747,392

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2016 and 2017 are as follows:

2016
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,116,500	7,825,310
1~ 5 years		295,162	24,462,410
Over 5 years		1,504,588	18,550,550

	￦	2,916,250	50,838,270

2017
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,166,871	7,961,182
1~ 5 years		1,117,222	25,047,075
Over 5 years		1,338,515	18,223,750

	￦	3,622,608	51,232,007

23.	Borrowings and Debt Securities

(3)	Short-term borrowings as of December 31, 2016 and 2017 are as follows:

2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
Local short-term borrowings	Woori Investment Bank and others	1.54~2.51	2017.01.25~ 2017.09.13	—	￦	436,800
Foreign short-term borrowings	SCNT and others	1.58~6.50	2017.03.30~ 2017.12.03	USD 35,086		42,401
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.54~0.63	2017.05.17~ 2017.12.18	AUD 311,174		271,360
Local bank overdraft	Nonghyup Bank	2.45	2017.01.05	—		37,000
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2017.02.25	—		17,962

					￦	805,523

2017
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
Local short-term borrowings	KTB Investment and securities and others	1.57~2.47	2018.01.12~ 2018.09.19	—	￦	686,561
Foreign short-term borrowings	SCNT and others	4.60~6.50	2018.12.03	USD 8,955		9,594
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.41~0.63	2018.12.18	AUD 327,259		273,314
Local bank overdraft	Nonghyup Bank	3.04	2018.01.02			51,300
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2018.02.27	—		17,559

					￦	1,038,328

(4)	Long-term borrowings as of December 31, 2016 and 2017 are as follows:

2016
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	￦	5,663
	Facility	2.45~4.60	2023~2028	—		61,835
	Facility	1yr KoFC bond rate +0.31	2018	—		125,000
	Operating funds	2.75	2018	—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.14	2017	—		100,000
	Facility	4.60	2028	—		16,851
	Facility	3yr KTB rate -1.25	2017~2028	—		9,655
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate -2.25	2022~2025	—		14,039
	Facility	3yr KTB rate -2.25	2017~2024	—		3,842
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2025	—		12,131
Shinhan Bank and others	Collateral borrowing	2.22	2017	—		30,000
	Facility	CB rate+1.10	2028	—		25,276
	Operating funds	2.70~2.86	2017~2018	—		25,000
	Others	4.10	2035	—		55,000
	Others	3yr KTB rate+1.10	2035	—		55,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		45,000

2016
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Others	Facility	1.75~4.60	2026~2029	—		146,472
	Facility	CB rate+1.10~1.20	2022~2028	—		34,951
	PF Refinancing	4.10	2030	—		62,500
	Others	8.00	2036	—		102,347
	Others	—	2028	—		7,250

						1,006,980

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744		10,567
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~ 3.70	2027	JOD 178,892		305,332
	Commercial loan and others	3M Libor+1.50~ 2.50	2030~2033	USD 299,859		362,379
	PF Loan	6M Libor+2.50~ 2.70	2032	USD 119,647		144,594
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 40,618		49,086
	Shareholder’s loan	8.00	2031	JOD 7,128		12,166
PT PJB	Shareholder’s loan	12.75	2019	IDR 16,705,505		1,500
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 1,758,000		18,227
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.10	2032	JPY 1,172,000		12,151
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 37,978		45,897
IFC and others	Others	6M Libor+5.00	2031	PKR 11,706,160		134,972
Others	Others	—	2019	USD 5,691		6,876

						1,103,747

						2,110,727
Less : Discount of long-term borrowings						(26,838)
Less : Current portion of long-term borrowings						(310,977)
Add : Current portion of discount on long-term borrowings						979

					￦	1,773,891

2017
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	￦	4,909
	Facility	2.45~4.60	2023~2028	—		68,883
	Facility	1yr KoFC bond rate +0.31	2018	—		25,000
	Operating funds	2.59~3.04	2018~2020	—		47,000
	Operating funds	1yr KoFC bond rate +0.95	2020	—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.24~0.32	2021~2022	—		400,000
	Facility	4.60	2028	—		15,038
	Facility	3yr KTB rate-1.25	2018~2028	—		8,947

2017
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		25,042
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency(*)	Development of power resources	3yr KTB rate-2.25	2023~2025	—		6,765
	Facility	3yr KTB rate-2.25	2018~2024	—		3,121
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2028	—		18,455
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate +1.10	2028	—		22,557
	Operating funds	2.70	2018	—		15,000
	Others	4.10	2035	—		105,000
	Others	Standard overdraft rate +1.10	2035	—		105,000
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		35,000
Others	Facility	1.75~4.60	2026~2029	—		148,423
	Facility	CB rate +1.10~1.20	2022~2028	—		46,278
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~8.00	2022~2039	—		102,346

						1,380,497

Foreign long-term borrowings
Korea Energy Agency(*)	Project loans	—	2021~2023	USD 8,744		9,368
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 64,913		69,548
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 168,663		254,514
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 289,026		309,662
	PF Loan	6M Libor+1.70~2.50	2032	USD 123,253		132,054
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 41,718		44,697
	Shareholder’s loan	8.00	2031	JOD 5,136		7,750
PT PJB	Shareholder’s loan	12.75	2019	IDR 10,932,568		864
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,325,000		50,540
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,435,000		32,602
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 70,986		76,054
IFC and others	Others	6M Libor+5.00	2031	PKR 16,652,350		161,195
Federal Financing Bank	PF loan	2.39	2031	USD 48,366		51,819
Others	Others	—	2019	USD 2,907		3,116

						1,203,783

						2,584,280
Less : Discount of long-term borrowings						(21,999)
Less : Current portion of long-term borrowings						(128,543)
Add : Current portion of discount on long-term borrowings						886

					￦	2,434,624

(*)	As of July 1, 2017, loan business for energy-related projects has been integrated into Korea Energy Agency in accordance with the Korean government’s restructuring of the public institutions.

(5)	Local debt securities as of December 31, 2016 and 2017 are as follows:

	Issue date	Maturity	Interest rate (%)		2016	2017
	In millions of won
Electricity Bonds	2009.12.03~ 2017.12.14	2018.01.07~ 2037.09.18	1.62~5.45	￦	19,860,000	20,700,000
Electricity Bonds	2013.06.25	2018.06.25	3M CD+0.31		310,000	150,000
Corporate Bonds(*1)	2009.05.04~ 2017.11.10	2018.01.18~ 2047.10.17	1.36~5.84		19,552,708	21,122,708

					39,722,708	41,972,708
Less : Discount on local debt securities					(34,667)	(37,816)
Less : Current portion of local debt securities					(5,650,010)	(5,200,000)
Add : Current portion of discount on local debt securities					728	923

				￦	34,038,759	36,735,815

(*1)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (￦2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of December 31, 2016 and 2017 are as follows:

	2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.06~ 2096.04.01	6.00~8.37	USD 249,068	￦	300,999
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		380,335
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		346,743
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		207,362
FY-11	2011.07.13~ 2011.07.29	2017.01.30~ 2021.07.13	3.63~4.75	USD 800,000		966,800
FY-12	2012.05.10~ 2012.09.19	2017.05.10~ 2022.09.19	2.50~3.13	USD 1,750,000		2,114,875
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD 1,900,000		2,296,150
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF 400,000		472,532
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		283,416
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD 500,000		604,250
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD 1,500,000		1,812,750
FY-14	2014.01.28~ 2014.07.31	2017.01.28~ 2017.07.31	3M Libor+0.55~1.05	USD 500,000		604,250
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		362,550
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		362,550

						11,115,562
Less : Discount on foreign debt securities						(53,966)
Add : Premium on foreign debt securities						156
Less : Current portion of foreign debt securities						(2,175,300)
Add : Current portion of discount on foreign debt securities						1,025

					￦	8,887,477

	2017
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~8.37	USD 249,070	￦	266,854
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		337,188
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		307,406
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		189,822
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		535,700
FY-12	2012.09.19	2022.09.19	3	USD 750,000		803,550
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD 1,900,000		2,035,660
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF 400,000		437,888
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		271,427
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD 500,000		535,700
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD 1,500,000		1,607,100
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		321,420
FY-16	2016.01.21	2021.07.21	2.5	USD 300,000		321,420
FY-17	2017.04.12~ 2017.07.25	2020.04.12~ 2027.07.25	2.38~3.13	USD 1,100,000		1,178,540
FY-17	2017.10.30	2037.10.30	1.7	EUR 40,000		51,170
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,454

						9,259,299
Less : Discount on foreign debt securities						(47,490)
Add : Premium on foreign debt securities						82
Less : Current portion of foreign debt securities						(2,761,182)
Add : Current portion of discount on foreign debt securities						2,959

					￦	6,453,668

(7)	Changes in borrowings and debt securities for the year ended December 31, 2017 are as follows:

Beginning balance	Cash flow	Effect of exchange rate fluctuations	Others	Ending balance
In millions of won
53,639,205	2,269,513	(1,169,418)	8,092	54,747,392

24.	Finance Lease Liabilities

(1)	Lease contracts

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

(2)	Finance lease liabilities as of December 31, 2016 and 2017 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

		2016		2017
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	175,512	121,176	174,534	131,792
1 ~ 5 years		404,029	306,282	272,994	204,069
More than 5 years		152,247	113,721	108,748	82,399

	￦	731,788	541,179	556,276	418,260

(3)	Current and non-current portion of financial lease liabilities as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Current finance lease liabilities	￦	121,176	131,792
Non-current finance lease liabilities		420,003	286,468

	￦	541,179	418,260

(4)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Minimum lease payment	￦	177,585	158,859
Contingent rent payment		(20,956)	(21,024)

(5)	The Company does not have any irrevocable operating lease contracts as of December 31, 2016 and 2017.

(6)	Changes in finance lease liabilities for the year ended December 31, 2017 are as follows:

Beginning balance	Cash flow	Ending balance
In millions of won
￦541,179	(122,919)	418,260

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Net defined benefit obligations	￦	1,678,470	1,476,201
Other long-term employee benefit obligations		7,788	6,868

	￦	1,686,258	1,483,069

(2)	Principal assumptions on actuarial valuation as of December 31, 2016 and 2017 are as follows:

	2016	2017
Discount rate	2.45%~2.64%	2.75%~2.90%
Future salary and benefit levels	5.23%	4.88%
Weighted average duration	13.34 years	13.40 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Current service cost	￦	315,811	378,930	392,820
Interest cost		63,808	67,104	79,524
Expected return on plan assets		(22,557)	(23,612)	(31,307)
Loss from settlement		(641)	(706)	(1,055)

	￦	356,421	421,716	439,982

Expenses as described above are recognized in those items below in the financial statements.

		2015	2016	2017
		In millions of won
Cost of sales	￦	262,760	312,391	332,249
Selling and administrative expenses		51,932	61,362	59,111
Others (Construction-in-progress and others)		41,729	47,963	48,622

	￦	356,421	421,716	439,982

In addition, for the years ended December 31, 2015, 2016 and 2017, employee benefit obligations expenses of ￦57,940 million, ￦62,435 million and ￦65,603 million, respectively, are recognized as cost of sales, and ￦9,971 million, ￦11,450 million and ￦11,983 million, respectively, are recognized as selling and administrative expenses, and ￦14,195 million, ￦14,024 million and ￦13,332 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Present value of defined benefit obligation from funded plans	￦	2,867,377	2,951,842
Fair value of plan assets		(1,188,907)	(1,475,641)

		1,678,470	1,476,201
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,678,470	1,476,201

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Beginning balance	￦	2,426,414	2,867,377
Current service cost		378,930	392,820
Interest cost(*)		67,104	79,524
Remeasurement component		120,993	(258,223)
Loss from settlement		(707)	(1,055)
Actual payments		(125,233)	(128,707)
Others		(124)	106

Ending balance	￦	2,867,377	2,951,842

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Beginning balance	￦	930,632	1,188,907
Expected return		23,612	31,307
Remeasurement component		(5,706)	(10,435)
Contributions by the employers		312,125	325,080
Actual payments		(71,756)	(59,218)

Ending balance	￦	1,188,907	1,475,641

In addition, loss on accumulated remeasurement component amounting to ￦222,997 million and ￦43,513 million has been recognized as other comprehensive income or loss for the years ended December 31, 2016 and 2017, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Equity instruments	￦	86,054	79,204
Debt instruments		383,654	517,040
Bank deposit		305,670	293,477
Others		413,529	585,920

	￦	1,188,907	1,475,641

For the years ended December 31, 2016 and 2017, actual returns on plan assets amounted to ￦17,906 million and ￦20,872 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Actuarial gain from changes in financial assumptions	￦	(27,792)	(300,058)
Experience adjustments		148,785	41,835
Expected return		5,706	10,435

	￦	126,699	(247,788)

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

26.	Provisions

(1)	Provisions as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits
Provisions for employment benefits	￦	810,607	—	913,787	—
Litigation
Litigation provisions		79,359	118,878	48,621	24,955
Decommissioning cost
Nuclear plants		—	10,195,928	—	13,007,228
Spent fuel		—	1,374,225	—	1,339,046
Waste		2,566	1,476,936	11,494	1,626,877
PCBs		—	191,744	—	180,087
Other recovery provisions		—	507	—	6,659
Others
Power plant regional support program		152,851	—	153,756	—
Transmission regional support program		282,608	—	243,365	—
Provisions for tax		106	136	61	—
Provisions for financial guarantee		458	29,207	—	23,475
Provisions for RPS		417,404	—	271,624	—
Provisions for greenhouse gas emissions obligations		249,644	—	414,252	—
Others		4,385	39,590	80,538	16,387

	￦	1,999,988	13,427,151	2,137,498	16,224,714

(2)	Changes in provisions for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	718,365	1,047,342	(947,982)	(7,108)	(10)	810,607
Litigation
Litigation provisions		167,965	124,931	(294,403)	(20,736)	220,480	198,237
Decommissioning cost
Nuclear plants		9,684,286	513,383	(1,741)	—	—	10,195,928
Spent fuel		1,375,185	469,982	(470,942)	—	—	1,374,225
Waste		1,502,140	49,092	(71,998)	—	268	1,479,502
PCBs		182,400	30,675	(21,331)	—	—	191,744
Other recovery provisions		862	—	—	(20)	(335)	507
Others
Power plant regional support program		129,655	50,252	(41,540)	—	14,484	152,851
Transmission regional support program		228,785	253,664	(199,841)	—	—	282,608
Provisions for tax		136	125	—	—	(19)	242
Provisions for financial guarantee		4,288	29,741	—	(4,298)	(66)	29,665
Provisions for RPS		363,178	420,154	(309,975)	(55,953)	—	417,404
Provisions for greenhouse gas emissions obligations		78,829	298,618	(116,336)	(11,467)	—	249,644
Others		7,856	37,491	(2,699)	(9)	1,336	43,975

	￦	14,443,930	3,325,450	(2,478,788)	(99,591)	236,138	15,427,139

		2017
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	810,607	984,896	(880,255)	(1,461)	—	913,787
Litigation
Litigation provisions		198,237	34,629	(152,461)	(7,096)	267	73,576
Decommissioning cost
Nuclear plants		10,195,928	2,818,033	(6,733)	—	—	13,007,228
Spent fuel		1,374,225	307,682	(342,861)	—	—	1,339,046
Waste		1,479,502	222,632	(63,763)	—	—	1,638,371
PCBs		191,744	5,309	(14,266)	(2,700)	—	180,087
Other recovery provisions		507	5,939	—	—	213	6,659
Others
Power plant regional support program		152,851	94,039	(103,889)	—	10,755	153,756
Transmission regional support program		282,608	143,178	(182,421)	—	—	243,365
Provisions for tax		242	—	(25)	(136)	(20)	61
Provisions for financial guarantee		29,665	3,760	—	(9,945)	(5)	23,475
Provisions for RPS		417,404	242,946	(388,726)	—	—	271,624
Provisions for greenhouse gas emissions obligations		249,644	422,666	(256,758)	(1,300)	—	414,252
Others(*)		43,975	6,639	(3,348)	(26,477)	76,136	96,925

	￦	15,427,139	5,292,348	(2,395,506)	(49,115)	87,346	18,362,212

(*)	As described in note 50.(1), the Company believes that the possibility of economic outflow is probable on the cost of construction suspension of Shin-Kori Unit 5 and 6 for three months. For this reason, the Company recognized ￦77,261 million of provision as addition to construction-in-progress.

27.	Government Grants

(1)	Government grants as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Land	￦	(3,204)	(21,968)
Buildings		(61,188)	(63,539)
Structures		(197,641)	(196,414)
Machinery		(111,064)	(183,188)
Vehicles		(107)	(6,322)
Equipment		(732)	(761)
Tools		(430)	(1,027)
Construction-in-progress		(135,807)	(49,084)
Finance lease assets		—	(27)
Investment properties		(64)	(83)
Software		(595)	(486)
Development expenditures		(5,152)	(3,702)
Intangible assets under development		(11,090)	(10,540)
Usage rights of donated assets and other		(21)	(11)
Other intangible assets other than goodwill		—	—

	￦	(527,095)	(537,152)

(2)	Changes in government grants for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(32,878)	—	—	—	32,878	—
Land		(3,147)	—	—	—	14	(71)	(3,204)
Buildings		(63,932)	—	—	5,299	731	(3,286)	(61,188)
Structures		(193,119)	—	—	9,491	2,597	(16,610)	(197,641)
Machinery		(108,935)	—	—	12,272	1,210	(15,611)	(111,064)
Vehicles		(29)	—	—	25	—	(103)	(107)
Equipment		(1,026)	—	—	452	—	(158)	(732)
Tools		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		(139,898)	—	32,525	—	—	(28,434)	(135,807)
Investment properties		(13)	—	—	1	—	(52)	(64)
Software		(699)	—	—	249	—	(145)	(595)
Development expenditures		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		(10,483)	—	991	—	—	(1,598)	(11,090)
Usage rights of donated assets and other		(32)	—	—	11	—	—	(21)
Others		(1)	—	—	1	—	—	—

	￦	(528,840)	(32,878)	33,516	30,867	4,552	(34,312)	(527,095)

		2017
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(55,533)	—	—	—	55,533	—
Land		(3,204)	—	—	—	5	(18,769)	(21,968)
Buildings		(61,188)	—	—	5,996	28	(8,375)	(63,539)
Structures		(197,641)	—	—	10,011	1,905	(10,689)	(196,414)
Machinery		(111,064)	—	—	17,390	489	(90,003)	(183,188)
Vehicles		(107)	—	—	1,070	14	(7,299)	(6,322)
Equipment		(732)	—	—	454	—	(483)	(761)
Tools		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		(135,807)	—	129,451	—	—	(42,728)	(49,084)
Finance lease assets		—	—	—	1	—	(28)	(27)
Investment properties		(64)	—	—	2	—	(21)	(83)
Software		(595)	—	—	255	—	(146)	(486)
Development expenditures		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		(21)	—	—	10	—	—	(11)
Others		—	—	—	—	—	—	—

	￦	(527,095)	(55,533)	129,451	38,354	2,441	(124,770)	(537,152)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts for the years ended December 31, 2016 and 2017 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2016	2017
		In millions of won
Beginning balance	￦	7,165,297	7,825,765
Increase during the current year / period		1,087,765	978,389
Recognized as revenue during the current year / period		(427,297)	(478,973)

Ending balance	￦	7,825,765	8,325,181

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2016 and 2017 are as follows:

		2016		2017
		Current	Non-current	Current	Non-current
		In millions of won
Advance received	￦	4,498,739	148,404	3,772,713	181,612
Unearned revenue		26,084	41,936	41,593	19,718
Deferred revenue		445,018	7,380,747	476,631	7,848,550
Withholdings		263,263	10,781	164,370	10,529
Others		1,135,106	9,737	1,129,001	12,025

	￦	6,368,210	7,591,605	5,584,308	8,072,434

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2016 and 2017 are as follows:

	2016
	Shares authorized	Shares issued		Par value per share	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million is included.

	2017
	Shares authorized	Shares issued		Par value per share	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2016 and 2017 are as follows.

	2016	2017
	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Legal reserve(*)	￦	1,604,910	1,604,910
Voluntary reserves		31,847,275	34,833,844
Retained earnings before appropriations		19,721,686	16,931,804

Retained earnings	￦	53,173,871	53,370,558

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		26,029,826	29,016,395
Reserve for equalizing dividends		210,000	210,000

	￦	31,847,275	34,833,844

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Beginning balance	￦	48,187,241	53,173,871
Net profit for the period attributed to owner of the Company		7,048,581	1,298,720
Changes in equity method retained earnings		(2,532)	10,065
Remeasurements of defined benefit liability, net of tax		(69,330)	158,991
Dividend paid		(1,990,089)	(1,271,089)

Ending balance	￦	53,173,871	53,370,558

(4)	Dividends paid for the years ended December 31, 2016 and 2017 are as follows:

	2015
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	500	320,982

	2016
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	3,100	1,990,089

	2017
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	1,980	1,271,089

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Beginning balance	￦	(2,411)	(4,943)
Changes		(2,532)	10,065

Ending balance	￦	(4,943)	5,122

(6)	Changes in remeasurement components for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Beginning balance	￦	(202,878)	(222,997)
Changes		(119,316)	239,636
Income tax effect		49,986	(80,645)
Transfer to reserve for business expansion		49,211	20,493

Ending balance	￦	(222,997)	(43,513)

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2016, KEPCO’s retained earnings were appropriated on March 21, 2017. For the year ended December 31, 2017, KEPCO’s retained earnings were appropriated on March 30, 2018. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2016 and 2017 are as follows:

			2016	2017
			In millions of won except for dividends per share
I. Retained earnings before appropriations
Unappropriated retained earnings carried over from prior years		￦	—	—
Net income			4,261,986	1,506,852
Remeasurements of the defined benefit plan			(4,328)	72,723

			4,257,658	1,579,575

II. Transfer from voluntary reserves			—	—

III. Subtotal (I+II)			4,257,658	1,579,575

IV. Appropriations of retained earnings			(4,257,658)	(1,579,575)
Legal reserve			—	—
Dividends (government, individual) Amount of dividends per share (%) :	Current year—￦ 790 (16%) Prior year—￦ 1,980 (40%)		(1,271,089)	(507,152)
Reserve for business expansion			(2,986,569)	(1,072,423)
V. Unappropriated retained earnings to be carried over forward to subsequent year			—	—

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2016 and 2017 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2016	2017
	In millions of won
Korea Western Power Co., Ltd.	1st hybrid bond	2012.10.18	—	—	￦	100,000	—
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38		170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,340)	(1,090)

					￦	498,660	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides not to pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

Korea Western Power Co., Ltd., a subsidiary of the Company, repaid all of its hybrid bond classified as equity (non-controlling interest) in full during the year ended December 31, 2017.

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Other capital surplus	￦	1,235,146	1,233,793
Accumulated other comprehensive loss		(33,875)	(271,457)
Other equity		13,294,973	13,294,973

	￦	14,496,244	14,257,309

(2)	Changes in other capital surplus for the years ended December 31, 2016 and 2017 are as follows:

		2016			2017
		Gains on disposal of Treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	809,864	1,197,388	387,524	847,622	1,235,146
Disposal of subsidiary		—	36,008	36,008	—	—	—
Issuance of share capital of subsidiary		—	1,750	1,750	—	(1,378)	(1,378)
Others		—	—	—	—	25	25

Ending balance	￦	387,524	847,622	1,235,146	387,524	846,269	1,233,793

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		61,275	—	—	—	61,275
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(54,918)	—	—	(54,918)
Foreign currency translation of foreign operations, net of tax		—	—	31,406	—	31,406
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	27,075	27,075

Ending balance	￦	36,370	221,455	(223,056)	(68,644)	(33,875)

		2017
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	36,370	221,455	(223,056)	(68,644)	(33,875)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(7,102)	—	—	—	(7,102)
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(154,991)	—	—	(154,991)
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	—	(95,103)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	19,614	19,614

Ending balance	￦	29,268	66,464	(318,159)	(49,030)	(271,457)

(4)	Details of changes in other equity for the years ended December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

35.	Sales

Details	of sales for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015		2016		2017
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
Sales of goods	￦	53,961,463	405,573	54,982,095	397,392	55,373,316	399,232
Electricity		53,229,470	—	54,304,529	—	54,649,882	—
Heat supply		204,987	—	181,597	—	205,838	—
Others		527,006	405,573	495,969	397,392	517,596	399,232
Sales of service		209,189	244,298	195,697	161,046	186,990	164,167
Sales of construction services		180,424	3,580,780	132,219	3,894,638	92,501	3,119,683

	￦	54,351,076	4,230,651	55,310,011	4,453,076	55,652,807	3,683,082

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Salaries	￦	655,432	734,930	735,383
Retirement benefit expense		61,903	72,812	71,094
Welfare and benefit expense		119,866	162,243	179,406
Insurance expense		10,636	11,513	15,414
Depreciation		102,867	169,431	190,245
Amortization of intangible assets		40,465	35,171	44,990
Bad debt expense		290	38,719	126,714
Commission		562,171	605,879	673,740
Advertising expense		30,085	34,658	114,519
Training expense		4,988	6,314	7,027
Vehicle maintenance expense		10,529	10,390	9,998
Publishing expense		3,124	3,643	3,672
Business promotion expense		3,338	3,477	3,700
Rent expense		44,905	40,020	38,380
Telecommunication expense		22,678	25,448	24,916
Transportation expense		753	596	495
Taxes and dues		55,970	46,531	48,395
Expendable supplies expense		7,272	6,834	7,731
Water, light and heating expense		9,558	9,720	10,545
Repairs and maintenance expense		74,330	75,122	63,477
Ordinary development expense		178,472	188,063	211,417
Travel expense		14,388	16,115	16,658
Clothing expense		5,751	8,273	8,410
Survey and analysis expense		590	666	698
Membership fee		1,040	1,132	1,122
Others		131,860	331,532	154,709

	￦	2,153,261	2,639,232	2,762,855

(2)	Other selling and administrative expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Accommodation development expenses	￦	28,134	186,896	55,799
Miscellaneous wages		43,109	31,907	32,300
Litigation and filing expenses		10,670	12,328	11,881
Compensation for damages		9,032	60,341	12,297
Outsourcing expenses		2,865	3,530	2,647
Reward expenses		2,472	3,267	2,786
Overseas market development expenses		1,541	2,177	1,876
Others		34,037	31,086	35,123

	￦	131,860	331,532	154,709

37.	Other Income and Expense

(1)	Other income for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Reversal of other provisions	￦	6,355	22,034	35,265
Reversal of other allowance for doubtful accounts		413	5,489	2,166
Gains on government grants		204	111	430
Gains on assets contributed		9,004	12,254	4,218
Gains on liabilities exempted		2,588	1,959	3,166
Compensation and reparations revenue		166,355	114,530	89,196
Revenue from research contracts		5,342	13,143	12,580
Income related to transfer of assets from customers		375,995	427,297	478,973
Rental income		196,406	211,580	192,136
Others		45,552	31,787	50,988

	￦	808,214	840,184	869,118

(2)	Details of others of other income for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Refund of claim for rectification	￦	7,623	8,722	9,655
Adjustment of research project		4,090	4,148	3,884
Maintenance expenses on lease building		324	354	135
Training expenses		4,774	4,478	3,045
Deposit redemption		430	991	34
Reversal of expenses on litigation		219	893	360
Revenue on royalty fee		2,739	2,486	2,888
Reimbursement of insurance fee		11,797	—	1,498
Gains on guarantee contracts		4,523	2,796	456
Others		9,033	6,919	29,033

	￦	45,552	31,787	50,988

(3)	Other expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Compensation and indemnification expense	￦	16,959	—	37
Accretion expenses of other provisions		4,575	4,556	7,535
Depreciation expenses on investment properties		669	678	1,176
Depreciation expenses on idle assets		6,698	6,639	6,644
Other bad debt expense		18,473	4,585	1,778
Donations		34,134	114,094	119,421
Others		27,340	58,072	43,464

	￦	108,848	188,624	180,055

(4)	Details of others of other expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Operating expenses related to the idle assets	￦	779	459	136
Research grants		1,392	1,461	1,180
Supporting expenses on farming and fishing village		14,626	15,201	11,956
Operating expenses on fitness center		2,912	2,706	3,498
Expenses on adjustment of research and development grants		709	—	806
Taxes and dues		1,105	4,582	2,270
Expenses on R&D supporting		146	690	5,459
Moving expense		3,191	—	—
Others		2,480	32,973	18,159

	￦	27,340	58,072	43,464

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Other gains
Gains on disposal of property, plant, and equipment	￦	8,637,508	74,035	48,316
Gains on disposal of intangible assets		32	—	564
Reversal of impairment loss on intangible assets		275	3	54
Gains on foreign currency translation		13,784	15,311	20,485
Gains on foreign currency transaction		61,007	55,377	93,151
Gains on insurance proceeds		30	—	400
Others		162,128	187,792	269,562

Other losses
Losses on disposal of property, plant and equipment		(73,073)	(42,715)	(70,514)
Losses on disposal of intangible assets		(16)	(158)	(183)
Impairment loss on property, plant and equipment		(30,344)	—	(51,067)
Impairment loss on intangible assets		(22)	(3,945)	(20)
Losses on foreign currency translation		(15,097)	(23,835)	(25,495)
Losses on foreign currency transaction		(75,615)	(72,058)	(36,241)
Others		(69,824)	(119,309)	(92,385)

	￦	8,610,773	70,498	156,627

(2)	Details of others of other gains for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Gains on disposal of inventories	￦	10,758	9,494	6,024
Gains on valuation of inventories		7	2	—
Gains on proxy collection of TV license fee		38,529	38,991	39,711
Gains on compensation of impaired electric poles		—	3,650	1,526
Gains on compensation for infringement on contract		7,414	3,040	18,990
Gains on harbor facilities dues		5,943	2,957	3,025
Gains on technical fees		1,258	1,271	2,105
Reversal of occupation development training fees		1,878	1,756	1,697
Gains on disposal of waste		2,880	4,222	4,261
Gains on insurance		11,865	3,786	10,410
Gains on litigation		600	—	—
Gains on tax rebate		1,661	5,226	2,161
Gains on other commission		2,177	4,639	4,790
Gains on research tasks		1,446	10	—
Gains on settlement and others		2,803	2,188	—
Gains on sales of greenhouse gas emissions rights		52	46	—
Others		72,857	106,514	174,862

	￦	162,128	187,792	269,562

(3)	Details of others of other losses for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Losses on valuation of inventories	￦	1,318	2,683	3,875
Losses on disposal of inventories		13,469	3,092	3,273
Losses due to disaster		263	1,522	5,374
Losses on rounding adjustment of electric charge surtax		1,251	1,260	1,253
Losses on adjustments of levies		13,928	1,184	1
Forfeit of taxes and dues		190	4,582	656
Losses on litigation		488	2,581	—
Others		38,917	102,405	77,953

	￦	69,824	119,309	92,385

39.	Finance Income

(1)	Finance income for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Interest income	￦	241,585	241,778	206,143
Dividends income		14,069	9,446	11,477
Gains on disposal of financial assets		4	1,482	1,130
Gains on valuation of Financial assets at fair value through profit or loss		—	—	12
Gains on valuation of derivatives		610,582	293,830	16,165
Gains on transaction of derivatives		151,851	45,549	29,257
Gains on foreign currency translation		127,372	161,905	1,115,832
Gains on foreign currency transaction		37,377	37,553	150,602
Other finance income		148	—	—

	￦	1,182,988	791,543	1,530,618

(2)	Interest income included in finance income for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Cash and cash equivalents	￦	54,687	61,380	35,474
Available-for-sale financial assets		29	—	290
Held-to-maturity investments		99	97	82
Loans and receivables		28,586	25,106	30,014
Short-term financial instrument		46,921	45,763	29,412
Long-term financial instrument		10,492	7,195	8,144
Trade and other receivables		100,771	102,237	102,727

	￦	241,585	241,778	206,143

40. Finance Expenses

(1) Finance expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Interest expense	￦	2,015,684	1,752,868	1,789,552
Losses on sale of financial assets		3,008	9	2,343
Impairment of available-for-sale financial assets		84,370	86,703	2,713
Losses on valuation of derivatives		17,051	5,762	890,832
Losses on transaction of derivatives		37,262	101,987	198,218
Losses on foreign currency translation		743,283	406,849	207,944
Losses on foreign currency transaction		113,723	57,889	35,175
Losses on repayment of financial liabilities		33	23,000	5
Other		1,043	2,020	1,170

	￦	3,015,457	2,437,087	3,127,952

(2)	Interest expense included in finance expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Trade and other payables	￦	84,527	68,375	57,160
Short-term borrowings		14,627	6,969	35,891
Long-term borrowings		103,503	91,584	87,011
Debt securities		2,177,855	1,922,900	1,698,232
Other financial liabilities		538,680	482,428	491,665

		2,919,192	2,572,256	2,369,959

Less: Capitalized borrowing costs	￦	(903,508)	(819,388)	(580,407)

		2,015,684	1,752,868	1,789,552

Capitalization rates for the years ended December 31, 2015, 2016 and 2017 are 2.36%~4.25%, 2.29%~4.16% and 2.30%~3.60%, respectively.

41.	Income Taxes

(1)	Income tax expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Current income tax expense
Payment of income tax	￦	2,682,779	2,689,640	881,583
Adjustment due to changes in estimates related to prior years		(23,248)	231,113	4,484
Current income tax directly recognized in equity		37,768	30,059	(56,098)

		2,697,299	2,950,812	829,969

Deferred income tax expense
Generation and realization of temporary differences		48,878	509,762	1,283,012
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		71,999	(86,845)	44,573
Changes in deferred tax on tax losses carryforwards		2,374,237	—	—
Tax credit carryforwards		47,000	(8,588)	15,270

		2,542,114	414,329	1,342,855

Income tax expense	￦	5,239,413	3,365,141	2,172,824

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Income before income tax	￦	18,655,786	10,513,468	3,614,218

Income tax expense computed at applicable tax rate of 24.2%		4,514,700	2,544,259	874,641
Adjustments
Effect of applying gradual tax rate		(4,147)	(5,082)	(5,082)
Effect of non-taxable income		(8,047)	(29,554)	(32,032)
Effect of non-deductible expenses		17,734	22,258	15,032
Effects of tax credits and deduction		(103,435)	(194,731)	(161,069)
Recognition (reversal) of unrecognized deferred tax asset, net		71,999	(86,845)	44,573
Effect of change in deferred tax due to change in tax rate (from 24.2% to 27.5%)		—	—	1,055,154
Deferred income tax related to investments in subsidiaries and associates		784,793	862,956	394,145
Others, net		(10,936)	20,767	(17,022)

		747,961	589,769	1,293,699
Adjustment in respect of prior years due to change in estimate		(23,248)	231,113	4,484

Income tax expense	￦	5,239,413	3,365,141	2,172,824

Effective tax rate		28%	32%	60%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Dividends of hybrid bond	￦	5,253	5,253	5,248
Gain on disposal of investments in subsidiaries		(14,144)	(7,006)	—
Effect of change in effective tax rate		—	—	(25)

	￦	(8,891)	(1,753)	5,223

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015	2016	2017
		In millions of won
Income tax recognized as other comprehensive income (loss)
Loss on valuation of available-for-sale financial assets	￦	(6,315)	(8,143)	(2,551)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		7,253	(18,335)	(11,016)
Remeasurement of defined benefit obligations		42,913	49,986	(80,645)
Investments in associates		13,648	7,731	8,649
Others		(10,840)	573	24,242

	￦	46,659	31,812	(61,321)

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	407,342	36,003	49,986	—	493,331
Cash flow hedge		(29,013)	(6,235)	(18,335)	—	(53,583)
Investments in associates or subsidiaries		(6,449,998)	(717,072)	7,731	(7,006)	(7,166,345)
Property, plant and equipment		(5,495,786)	(31,532)	—	—	(5,527,318)
Finance lease		(272,430)	(73,001)	—	—	(345,431)
Intangible assets		9,420	(433)	—	—	8,987
Financial assets at fair value through profit or loss		(4)	(58)	—	—	(62)
Available-for-sale financial assets		(49,199)	(11,005)	(8,143)	—	(68,347)
Deferred revenue		215,361	(1,502)	—	—	213,859
Provisions		3,372,423	210,948	—	—	3,583,371
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(1,302)	—	5,253	30,249
Gains or losses on foreign exchange translation		128,714	10,224	—	—	138,938
Allowance for doubtful accounts		18,976	(1,724)	—	—	17,252
Accrued income		(11,231)	5,864	—	—	(5,367)
Special deduction for property, plant and equipment		(194,347)	38	—	—	(194,309)
Reserve for research and human development		(20,688)	7,805	—	—	(12,883)
Others		576,585	118,712	573	—	695,870

		(7,766,172)	(452,979)	31,812	(1,753)	(8,189,092)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	8,588	—	—	35,703

		27,112	8,591	—	—	35,703

	￦	(7,739,060)	(444,388)	31,812	(1,753)	(8,153,389)

		2017
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	493,331	86,008	(80,645)	—	498,694
Cash flow hedge		(53,583)	130,044	(11,016)	—	65,445
Investments in associates or subsidiaries		(7,166,345)	(1,510,295)	8,649	(25)	(8,668,016)
Property, plant and equipment		(5,527,318)	(1,333,122)	—	—	(6,860,440)
Finance lease		(345,431)	(81,518)	—	—	(426,949)
Intangible assets		8,987	(1,339)	—	—	7,648
Financial assets at fair value through profit or loss		(62)	952	—	—	890
Available-for-sale financial assets		(68,347)	62,055	(2,551)	—	(8,843)
Deferred revenue		213,859	16,852	—	—	230,711
Provisions		3,583,371	1,239,462	—	—	4,822,833
Doubtful receivables		2,696	(2,637)	—	—	59
Other finance liabilities		30,249	(2,742)	—	5,248	32,755
Gains or losses on foreign exchange translation		138,938	(140,292)	—	—	(1,354)
Allowance for doubtful accounts		17,252	25,679	—	—	42,931
Accrued income		(5,367)	3,542	—	—	(1,825)
Special deduction for property, plant and equipment		(194,309)	(6,618)	—	—	(200,927)
Reserve for research and human development		(12,883)	9,842	—	—	(3,041)
Others		695,870	232,642	24,242	—	952,754

		(8,189,092)	(1,271,485)	(61,321)	5,223	(9,516,675)

Deferred income tax on unused tax losses and tax credit
Tax losses		—	—	—	—	—
Tax credit		35,703	(15,272)	—	—	20,431

		35,703	(15,272)	—	—	20,431

	￦	(8,153,389)	(1,286,757)	(61,321)	5,223	(9,496,244)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Deferred income tax assets	￦	795,131	919,153
Deferred income tax liabilities		(8,948,520)	(10,415,397)

	￦	(8,153,389)	(9,496,244)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred income tax assets were recognized as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Deductible temporary differences	￦	426,718	444,426

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Land(*1)	￦	2,907	2,765
Building(*1)		20,366	19,369
Investments in associates(*2, 3, 4)		42,569	5,837

	￦	65,842	27,971

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.

(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, planned to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and had classified the relevant book value as non-current assets held-for-sale. However, due to uncertainty of sale, it reclassified the relevant book value to investments in associates during the year ended December 31, 2017.

(*3)	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, initiated efforts to sell its shares in Yeongwol Energy Station Co., Ltd. during the year ended December 31, 2016. KHNP won the first trial of the lawsuit against the counterparty on November 2, 2017. However, the planned sale period has been extended since the appeal is ongoing as of December 31, 2017. The Company expects the sale to occur in 2018.

(*4)	KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, exercised a put option to sell the shares of DS POWER Co., Ltd. on December 11, 2017 and the shares are expected to be sold on February 28, 2018. Thus, the Company reclassified the relevant book value to assets held-for-sale.

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2015, 2016 and 2017 are as follows:

		2015
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	14,626,933	14,626,933
Salaries		655,432	2,962,476	3,617,908
Retirement benefit expense		61,903	320,700	382,603
Welfare and benefit expense		119,866	426,186	546,052
Insurance expense		10,636	83,910	94,546
Depreciation		102,867	8,158,884	8,261,751
Amortization of intangible assets		40,465	31,801	72,266
Bad debt expense		290	—	290
Commission		562,171	353,703	915,874
Advertising expense		30,085	8,498	38,583
Training expense		4,988	11,186	16,174
Vehicle maintenance expense		10,529	8,323	18,852
Publishing expense		3,124	3,981	7,105
Business promotion expense		3,338	4,312	7,650
Rent expense		44,905	142,054	186,959
Telecommunication expense		22,678	73,180	95,858
Transportation expense		753	5,336	6,089
Taxes and dues		55,970	397,161	453,131
Expendable supplies expense		7,272	29,874	37,146
Water, light and heating expense		9,558	26,870	36,428
Repairs and maintenance expense		74,330	1,771,760	1,846,090
Ordinary development expense		178,472	432,748	611,220
Travel expense		14,388	52,910	67,298
Clothing expense		5,751	4,135	9,886
Survey and analysis expense		590	3,071	3,661
Membership fee		1,040	6,401	7,441
Power purchase		—	11,428,027	11,428,027
Others		131,860	4,083,309	4,215,169

	￦	2,153,261	45,457,729	47,610,990

		2016
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	13,470,586	13,470,586
Salaries		734,930	3,425,712	4,160,642
Retirement benefit expense		72,812	374,826	447,638
Welfare and benefit expense		162,243	507,691	669,934
Insurance expense		11,513	79,987	91,500
Depreciation		169,431	8,704,525	8,873,956
Amortization of intangible assets		35,171	44,544	79,715
Bad debt expense		38,719	—	38,719
Commission		605,879	423,179	1,029,058
Advertising expense		34,658	9,693	44,351
Training expense		6,314	13,347	19,661
Vehicle maintenance expense		10,390	7,016	17,406
Publishing expense		3,643	4,615	8,258
Business promotion expense		3,477	4,836	8,313
Rent expense		40,020	133,670	173,690
Telecommunication expense		25,448	75,925	101,373
Transportation expense		596	5,153	5,749
Taxes and dues		46,531	464,962	511,493
Expendable supplies expense		6,834	34,668	41,502
Water, light and heating expense		9,720	25,820	35,540
Repairs and maintenance expense		75,122	1,896,656	1,971,778
Ordinary development expense		188,063	517,441	705,504
Travel expense		16,115	63,611	79,726
Clothing expense		8,273	5,363	13,636
Survey and analysis expense		666	3,209	3,875
Membership fee		1,132	8,714	9,846
Power purchase		—	10,755,739	10,755,739
Others		331,532	4,488,065	4,819,597

	￦	2,639,232	45,549,553	48,188,785

		2017
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	15,924,707	15,924,707
Salaries		735,383	3,479,591	4,214,974
Retirement benefit expense		71,094	397,852	468,946
Welfare and benefit expense		179,406	543,738	723,144
Insurance expense		15,414	90,677	106,091
Depreciation		190,245	9,461,974	9,652,219
Amortization of intangible assets		44,990	68,682	113,672
Bad debt expense		126,714	—	126,714
Commission		673,740	469,695	1,143,435
Advertising expense		114,519	10,917	125,436
Training expense		7,027	14,362	21,389
Vehicle maintenance expense		9,998	7,468	17,466
Publishing expense		3,672	4,248	7,920
Business promotion expense		3,700	4,973	8,673
Rent expense		38,380	148,509	186,889
Telecommunication expense		24,916	73,956	98,872
Transportation expense		495	9,145	9,640
Taxes and dues		48,395	437,643	486,038
Expendable supplies expense		7,731	31,994	39,725
Water, light and heating expense		10,545	30,150	40,695
Repairs and maintenance expense		63,477	2,047,943	2,111,420
Ordinary development expense		211,417	510,020	721,437
Travel expense		16,658	69,015	85,673
Clothing expense		8,410	4,985	13,395
Survey and analysis expense		698	3,661	4,359
Membership fee		1,122	8,482	9,604
Power purchase		—	14,264,331	14,264,331
Others		154,709	3,980,137	4,134,846

	￦	2,762,855	52,098,855	54,861,710

44.	Earnings Per Share

(1)	Basic earnings per share for the years ended December 31, 2015, 2016 and 2017 are as follows:

Type		2015	2016	2017
		In won
Basic earnings per share	￦	20,701	10,980	2,023

(2)	Diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 are as follows:

Type		2015	2016	2017
		In won
Diluted earnings per share	￦	20,701	10,980	2,023

(3)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2015, 2016 and 2017 are as follows:

Type		2015	2016	2017
		In millions of won except number of shares
Net profit attributable to controlling interest	￦	13,289,127	7,048,581	1,298,720
Profit used in the calculation of total basic earnings per share		13,289,127	7,048,581	1,298,720
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings per share

Diluted earnings per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 are as follows:

Type		2015	2016	2017
		In millions of won
Profit used in the calculation of total diluted earnings per share	￦	13,289,127	7,048,581	1,298,720

Weighted average common shares used in calculating diluted earnings per share are adjusted from weighted average common shares used in calculating basic earnings per share. Detailed information of the adjustment for the years ended December 31, 2015, 2016 and 2017 are as follows:

Type	2015	2016	2017
	In number of shares
Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

(5)	There are no potential dilutive instruments and diluted earnings per share are same as basic earnings per share for the years ended December 31, 2015, 2016 and 2017.

45.	Risk Management

(1)	Capital risk management

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

Details of the Company’s capital management accounts as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Total borrowings and debt securities	￦	53,639,205	54,747,392
Cash and cash equivalents		3,051,353	2,369,739

Net borrowings and debt securities		50,587,852	52,377,653

Total shareholder’s equity		73,050,545	72,964,641

Debt to equity ratio		69.25%	71.78%

(2)	Financial risk management

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

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to significant credit risk as customers of the Company are diverse and are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2016 and 2017 are as follows:

		2016	2017
		In millions of won
Cash and cash equivalents	￦	3,051,353	2,369,739
Derivative assets (trading)		367,477	22,020
Available-for-sale financial assets		1,014,732	699,833
Held-to-maturity investments		3,244	3,144
Loans and receivables		834,207	905,641
Long-term/short-term financial instruments		2,695,926	2,244,514
Financial assets at fair value through profit or loss		—	111,512
Derivative assets (using hedge accounting)		413,897	10,606
Trade and other receivables		9,692,391	9,683,769
Financial guarantee contracts(*)		1,396,152	1,154,862

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

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

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2016 and 2017 are as follows:

			2016		2017
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
	In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	344,874	(304,685)	354,852	(305,494)
Discount rate	Increase (decrease) in defined benefit obligation		(305,031)	371,689	(313,597)	377,148

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2016 and 2017 are ￦9,096 million and ￦11,875 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2016 and 2017 are as follows:

Type	Accounts	2016	2017
PCBs	Inflation rate	1.29%	1.23%
	Discount rate	2.77%	2.55%
Nuclear plants	Inflation rate	1.40%	1.21%
	Discount rate	3.55%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2016 and 2017 are as follows:

			2016		2017
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
	In millions of won
Discount rate	PCBs	￦	(817)	822	(811)	816
	Nuclear plants		(209,277)	215,139	(262,949)	270,370
	Spent fuel		(52,353)	54,387	(51,015)	52,997
Inflation rate	PCBs		834	(830)	826	(822)
	Nuclear plants		240,115	(233,553)	287,926	(280,249)
	Spent fuel		55,173	(53,182)	53,763	(51,823)

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2016 and 2017 are as follows:

	Assets		Liabilities
Type	2016	2017	2016	2017
	In thousands of foreign currencies
AED	7,479	5,693	1,534	2,049
AUD	187	145	632,613	652,259
BDT	49,110	60,208	833	1,001
BWP	4,296	797	3,222	—
CAD	—	82	—	171
CHF	—	—	400,308	400,004
CNY	—	13,007	—	26,140
EUR	17,585	5,708	14,111	68,003
GBP	3	3	110	2,327
IDR	52,568	167,775	—	—
INR	1,059,092	1,228,259	161,631	227,078
JOD	1,746	1,624	5	5
JPY	520,746	799,501	20,442,504	21,624,128
KZT	12,157	359	—	—
MGA	3,408,579	2,762,572	150,430	319,581
NOK	—	—	—	482
PHP	415,818	189,261	136,700	125,431
PKR	274,090	251,190	5,051	4,676
SAR	1,149	1,191	—	44
SEK	—	—	—	449,002
USD	1,319,524	1,653,858	9,445,567	8,321,335
UYU	1,307	12,955	586	10,586
ZAR	386	361	75	4

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2016 and 2017 are as follows:

		2016		2017
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won
Increase (decrease) of income before income tax	￦	(1,101,372)	1,101,372	(844,122)	844,122
Increase (decrease) of shareholder’s equity(*)		(1,101,372)	1,101,372	(844,122)	844,122

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2016 and 2017.

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

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2016 and 2017 are as follows:

Type		2016	2017
		In millions of won
Short-term borrowings	￦	289,322	290,873
Long-term borrowings		1,459,969	1,743,252
Debt securities		1,518,500	685,700

	￦	3,267,791	2,719,825

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2016 and 2017 are as follows:

		2016		2017
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(32,678)	32,678	(27,198)	27,198
Increase (decrease) of shareholder’s equity(*)		(32,678)	32,678	(27,198)	27,198

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2016 and 2017 are as follows:

		2016		2017
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	543,045	(543,045)	546,499	(546,499)
Increase (decrease) of shareholder’s equity(*)		543,045	(543,045)	546,499	(546,499)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

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

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2016 and 2017. This table, based on the undiscounted cash flows of the non-derivative financial liabilities, has been completed based on the respective liabilities’ earliest maturity date.

		2016
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,613,185	9,786,209	19,353,498	24,461,835	64,214,727
Finance lease liabilities		175,512	174,534	229,495	152,247	731,788
Trade and other payables		5,464,234	307,222	660,426	2,170,525	8,602,407
Financial guarantee contracts(*)		249,200	40,617	865,842	240,493	1,396,152

	￦	16,502,131	10,308,582	21,109,261	27,025,100	74,945,074

		2017
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,748,437	7,948,320	21,331,394	22,694,867	62,723,018
Finance lease liabilities		174,534	87,709	185,284	108,749	556,276
Trade and other payables		5,867,729	301,165	698,289	1,937,558	8,804,741
Financial guarantee contracts(*)		7,081	18,054	1,049,667	80,060	1,154,862

	￦	16,797,781	8,355,248	23,264,634	24,821,234	73,238,897

(*)	This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2016 and 2017 are ￦29,665 million and ￦23,475 million, respectively.

The expected maturities for non-derivative financial assets as of December 31, 2016 and 2017 in detail are as follows:

		2016
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	3,051,353	—	—	—	3,051,353
Available-for-sale financial assets		—	—	—	1,014,732	1,014,732
Held-to-maturity investments		114	3,126	4	—	3,244
Loans and receivables		198,133	233,564	439,666	5,591	876,954
Long-term/short-term financial instruments		2,281,460	200,001	214,122	343	2,695,926
Trade and other receivables		7,790,953	915,679	919,901	74,199	9,700,732

	￦	13,322,013	1,352,370	1,573,693	1,094,865	17,342,941

		2017
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	2,369,739	—	—	—	2,369,739
Available-for-sale financial assets		—	—	214,156	485,677	699,833
Held-to-maturity investments		5	3,139	—	—	3,144
Loans and receivables		244,309	261,672	429,628	10,821	946,430
Long-term/short-term financial instruments		1,702,084	201,821	340,304	305	2,244,514
Financial assets at fair value through profit or loss		—	—	111,512	—	111,512
Trade and other receivables		7,930,715	920,539	788,795	52,031	9,692,080

	￦	12,246,852	1,387,171	1,884,395	548,834	16,067,252

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2016 and 2017 are as follows:

		2016
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Gross settlement
—Trading	￦	(3,081)	(24,044)	—	(2,799)	(29,924)
—Hedging		(2,645)	(2,645)	(56,484)	(56,575)	(118,349)

	￦	(5,726)	(26,689)	(56,484)	(59,374)	(148,273)

		2017
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	(774)	—	—	—	(774)
Gross settlement
—Trading		(51,496)	(19,887)	(16,597)	(4,967)	(92,947)
—Hedging		(17,547)	(28,977)	(192,205)	(44,137)	(282,866)

	￦	(69,817)	(48,864)	(208,802)	(49,104)	(376,587)

(3)	Fair value risk

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2016 and 2017 are as follows:

		2016		2017
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Available-for-sale financial assets(*1)	￦	1,014,732	1,014,732	699,833	699,833
Derivative assets (trading)		367,477	367,477	22,020	22,020
Derivative assets (using hedge accounting)		413,897	413,897	10,606	10,606
Long-term financial instruments		414,466	414,466	542,430	542,430
Short-term financial instruments		2,281,460	2,281,460	1,702,084	1,702,084
Financial assets at fair value through profit or loss		—	—	111,512	111,512

		4,492,032	4,492,032	3,088,485	3,088,485

Assets carried at amortized cost
Held-to-maturity investments		3,244	3,244	3,144	3,144
Loans and receivables		834,207	834,207	905,641	905,641
Trade and other receivables		9,692,391	9,692,391	9,683,769	9,683,769
Cash and cash equivalents		3,051,353	3,051,353	2,369,739	2,369,739

		13,581,195	13,581,195	12,962,293	12,962,293

Liabilities recognized at fair value
Derivative liabilities (trading)		21,529	21,529	150,929	150,929
Derivative liabilities (using hedge accounting)		117,157	117,157	277,130	277,130

		138,686	138,686	428,059	428,059

Liabilities carried at amortized cost
Secured borrowings		744,565	744,565	1,055,554	1,055,554
Unsecured bond		50,749,793	54,455,659	51,146,783	53,436,659
Finance lease liabilities		541,179	541,179	418,260	418,260
Unsecured borrowings		2,089,885	2,099,574	2,476,196	2,477,055
Trade and other payables(*2)		8,602,407	8,602,407	8,804,741	8,804,741
Bank overdraft		54,962	54,962	68,859	68,859

	￦	62,782,791	66,498,346	63,970,393	66,261,128

(*1)	Book values of equity securities held by the Company that were measured at cost as of December 31, 2016 and 2017 are ￦138,557 million and ￦37,926 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	Excludes finance lease liabilities.

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2016 and 2017 are as follows:

Type	2016	2017
Derivatives	0.02% ~ 4.16%	0.03% ~ 4.16%
Borrowings and debt securities	0.02% ~ 4.38%	0.08% ~ 4.38%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

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

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2016 and 2017 are as follows:

		2016
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	268,171	437,015	269,461	974,647
Derivative assets		—	770,851	10,523	781,374

		268,171	1,207,866	279,984	1,756,021

Financial liabilities at fair value
Derivative liabilities		—	138,686	—	138,686

		2017
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	274,453	214,156	173,298	661,907
Derivative assets		—	18,466	14,160	32,626
Financial assets at fair value through profit or loss		—	111,512	—	111,512

		274,453	344,134	187,458	806,045

Financial liabilities at fair value
Derivative liabilities		—	428,059	—	428,059

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

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2016 and 2017 are as follows:

		2016
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	180,390	—	98,472	(9,401)	—	—	269,461

		2017
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	269,461	—	(92,128)	(6,201)	—	2,166	173,298

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2017 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	111,912
1 ~ 2 years		111,912
2 ~ 3 years		111,912
Over 3 years		158,543

	￦	494,279

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed

O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2017 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	20,332
1 ~ 2 years		26,888
2 ~ 3 years		26,888
Over 3 years		591,687

	￦	665,795

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of December 31, 2017 were ￦145,613 million and ￦9,163 million, respectively. There are no amount due from customers and advance receipts in progress.

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2017 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (100 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power

Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2), Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, Cogentrix Solar Services, LLC, Solar Investments I, LLC, Cogentrix of Alamosa, LLC, KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC Jeju Hanlim Offshore Wind Co., Ltd., PT, Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII

Associates (56 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.), Korea Electric Vehicle Charging Service, Ulleungdo Natural Energy Co., Ltd., Korea

Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd, PND solar., Ltd

Joint ventures (45 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited

Others (3 others)	Korea Development Bank, Yeongwol Energy Station Co., Ltd., DS POWER Co., Ltd.

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2015, 2016 and 2017 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2015	2016	2017
			In millions of won
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	1,055	—	—
Dongducheon Dream Power Co., Ltd.	Electricity sales		14,811	15,221	17,041
Korea Gas Corporation	Electricity sales		90,480	89,030	88,011
Daegu Photovoltaic Co., Ltd.	Service		—	—	349
Jeongam Wind Power Co., Ltd.	Electricity sales		8	6	30
Korea Power Engineering Service Co., Ltd.	Service		1,743	1,455	1,317
KS Solar Co., Ltd.	Electricity sales		21	20	5
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Service		1	2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		12,361	10,723	14,044
Goseong Green Energy Co., Ltd.	Electricity sales		9,306	9,195	24,069
Gangneung Eco Power Co., Ltd.	Service		9,761	5,223	2,391
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		11,344	3,579	9,025
Naepo Green Energy Co., Ltd.	Electricity sales		66	104	185

			Sales and others
Company name	Transaction type		2015	2016	2017
			In millions of won
Noeul Green Energy Co., Ltd.	Electricity sales	￦	45	177	32
Samcheok Eco Materials Co., Ltd.	Electricity sales		—	64	237
YTN Co., Ltd.	Electricity sales		1,753	1,785	1,987
Busan Green Energy Co., Ltd.	Service		1	133	120
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)	Electricity sales		—	6	—
Korea Electric Vehicle Charging Service	Electricity sales		2	89	700
Ulleungdo Natural Energy Co., Ltd.	Service		229	691	1,013
Tamra Offshore Wind Power Co., Ltd.	Service		—	12	55
Daegu clean Energy Co., Ltd.	Electricity sales		—	—	421
Cheongna Energy Co., Ltd.	Service		21,081	6,831	7,980
Gangwon Wind Power Co., Ltd.	Electricity sales		1,046	1,273	994
Hyundai Green Power Co., Ltd.	Design service		15,401	14,835	14,280
Korea Power Exchange	Service		4,272	7,141	8,446
Hyundai Energy Co., Ltd.	Service		25,402	24,719	15,627
Taebaek Wind Power Co., Ltd.	Service		872	796	813
Pyeongchang Wind Power Co., Ltd.	Design service		72	497	1,176
Daeryun Power Co., Ltd.	Electricity sales		1,731	1,516	1,796
Changjuk Wind Power Co., Ltd.	Electricity sales		754	863	788
KNH Solar Co., Ltd.	Electricity sales		17	17	17
S-Power Co., Ltd.	Service		7,278	5,994	12,852
Busan Solar Co., Ltd.	Electricity sales		16	8	—
Green Biomass Co., Ltd.	Electricity sales		51	2	—
SPC Power Corporation	Dividend income		1,433	8,346	5,562
Gemeng International Energy Co., Ltd.	Dividend income		37,163	16,476	13,365
PT. Cirebon Electric Power	Dividend income		—	—	550
Dolphin Property Limited	Dividend income		—	35	—
PT. Bayan Resources TBK	Service		164	160	717
Nepal Water & Energy Development Company Private Limited	Service		—	375	900
Pioneer Gas Power Limited	Service		274	164	62
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		584	773	661
PT. Mutiara Jawa	Service		—	—	47

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		—	768	1,131
KEPCO SPC Power Corporation	Service		29,572	10,344	45,005
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1	1
KAPES, Inc.	Commission		1,315	1,176	1,420
Dangjin Eco Power Co., Ltd.	Technical fee		334	1,787	670
Honam Wind Power Co., Ltd.	Electricity sales		65	169	552
Seokmun Energy Co., Ltd.	Service		2,395	1,627	1,765
Incheon New Power Co., Ltd.	Construction revenue		388	524	539
Chun-cheon Energy Co., Ltd.	Electricity sales		2,201	3,079	4,855
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		927	1,591	1,654
KW Nuclear Components Co., Ltd.	Service		1,948	3,327	644
KEPCO-Uhde Inc.	Service		—	6	34
GS Donghae Electric Power Co., Ltd.	Electricity sales		5,614	12,994	11,204
Busan Shinho Solar Power Co., Ltd.	Electricity sales		24	210	87
Datang Chifeng Renewable Power Co., Ltd.	Interest income		9,702	8,216	500
Rabigh Electricity Company	Dividend income		565	699	19,179
Rabigh Operation & Maintenance Company Limited	Dividend income		1,780	2,395	2,784

			Sales and others
Company name	Transaction type		2015	2016	2017
			In millions of won
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income	￦	—	—	839
Shuweihat Asia Power Investment B.V.	Dividend income		—	2,957	1,707
Shuweihat Asia Operation & Maintenance Company	Electricity sales		1,006	1,179	1,319
ASM-BG Investicii AD	Service		—	322	1,062
Jamaica Public Service Company Limited	Service		3,077	1,905	—
KV Holdings, Inc.	Dividend income		—	302	—
Datang KEPCO Chaoyang Renewable Co., Ltd.	Dividend income		—	440	—
Amman Asia Electric Power Company	Service		48,968	21,915	14,205
Kelar S.A	Service		6,229	1,702	570
Nghi Son 2 Power Ltd.	Electricity sales		—	—	2,693
Barakah One Company	Electricity sales		—	25,244	7,059
Nawah Energy Company	Service		—	—	34,421

<Others>
Yeongwol Energy Station Co., Ltd.	Service		814	858	830
DS POWER Co., Ltd.	Service		106,183	35,133	5,819
Korea Development Bank	Electricity sales		4,039	3,102	3,239
	Interest income		2,402	3,164	1,685

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2015	2016	2017
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	￦	1,003,346	946,463	813,440
Korea Gas Corporation	Purchase of power generation fuel		4,598,763	3,633,198	3,245,519
Daegu Photovoltaic Co., Ltd.	REC purchase		3,978	3,243	3,646
Korea Power Engineering Service Co., Ltd.	Service		3,241	723	1,292
KS Solar Co., Ltd.	REC purchase		6,211	4,080	900
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		479	410	570
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		273,057	250,057	289,293
Noeul Green Energy Co., Ltd.	Service		—	—	15,862
Samcheok Eco Materials Co., Ltd.	Electricity purchase		—	—	14
YTN Co., Ltd.	Advertisement fee		440	554	731
Busan Green Energy Co., Ltd.	Service		—	—	12,189
Korea Electric Vehicle Charging Service	Service		—	—	1,093
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		—	60	119
Tamra Offshore Wind Power Co., Ltd.	Electricity purchase		—	—	2,105
Cheongna Energy Co., Ltd.	Service		—	73	59
Gangwon Wind Power Co., Ltd.	Electricity purchase		21,946	22,780	25,968
Hyundai Green Power Co., Ltd.	Electricity purchase		486,443	469,547	458,378
Korea Power Exchange	Trading Fees		79,283	91,433	207,855
Hyundai Energy Co., Ltd.	Electricity purchase		1,684	1,313	87,607
Taebaek Wind Power Co., Ltd.	REC purchase		6,626	5,741	6,534
Pyeongchang Wind Power Co., Ltd.	Service		—	1,594	4,033
Daeryun Power Co., Ltd.	Electricity purchase		274,379	244,023	146,189
Changjuk Wind Power Co., Ltd.	Electricity purchase		6,472	5,786	6,981

			Purchase and others
Company name	Transaction type		2015	2016	2017
			In millions of won
KNH Solar Co., Ltd.	Electricity purchase	￦	4,598	4,006	3,947
S-Power Co., Ltd.	Electricity purchase		614,658	437,206	457,329
Busan Solar Co., Ltd.	Electricity purchase		4,055	1,079	—
Green Biomass Co., Ltd.	Woodchip purchase		3,782	2,232	1,345
Nepal Water & Energy Development Company Private Limited	Service		—	—	72

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		318,221	263,797	252,024
KAPES, Inc.	Service		47,130	140,555	164,165
Honam Wind Power Co., Ltd.	Electricity purchase		5,944	6,776	5,962
Seokmun Energy Co., Ltd.	REC purchase		—	—	21,674
Chun-cheon Energy Co., Ltd.	REC purchase		—	—	194,136
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		4,974	11,208	11,124
GS Donghae Electric Power Co., Ltd.	Electricity purchase		—	903	351,367
Busan Shinho Solar Power Co., Ltd.	REC purchase		7,565	6,770	7,984
Global Trade Of Power System Co., Ltd.	Service		192	882	414
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		3,451	2,942	2,941
Jamaica Public Service Company Limited	Service		106	127	154
Amman Asia Electric Power Company	Service		125	—	—
Barakah One Company	Service		—	—	2,631

<Others>
Yeongwol Energy Station Co., Ltd.	REC purchase		16,408	14,875	14,256
Korea Development Bank	Interest expense		21,719	8,231	4,573
	Dividend paid		96,087	654,829	418,407

(4)	Receivables and payables arising from related party transactions as of December 31, 2016 and 2017 are as follows:

			Receivables		Payables
Company name	Type		2016	2017	2016	2017
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	￦	1,073	2,230	—	—
	Non-trade receivables and others		—	655	—	—
	Trade payables		—	—	93,493	77,817
Korea Gas Corporation	Trade receivables		8,739	9,833	—	—
	Non-trade receivables and others		78	339	—	—
	Trade payables		—	—	399,563	524,881
	Non-trade payables and others		—	—	9,090	569
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	56	71
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	4	4
KS Solar Co., Ltd.	Trade receivables		2	—	—	—
	Trade payables		—	—	53	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		362	333	—	—
	Non-trade receivables and others		47	42	—	—
	Non-trade payables and others		—	—	18,628	18,006
Goseong Green Energy Co., Ltd.	Non-trade receivables and others		—	19	—	—
	Non-trade payables and others		—	—	3,900	7,140

			Receivables		Payables
Company name	Type		2016	2017	2016	2017
			In millions of won
Gangneung Eco Power Co., Ltd.	Trade receivables	￦	1	1	—	—
	Non-trade receivables and others		2,137	4,747	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		215	210	—	—
	Non-trade payables and others		—	—	—	52
Naepo Green Energy Co., Ltd.	Trade receivables		14	17	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		18	3	—	—
	Non-trade payables and others		—	—	—	2,041
Samcheok Eco Materials Co., Ltd.	Trade receivables		21	20	—	—
YTN Co., Ltd.	Trade receivables		165	98	—	—
	Non-trade payables and others		—	—	132	209
Busan Green Energy Co., Ltd.	Trade receivables		9	7	—	—
	Non-trade receivables and others		—	1,691	—	—
Korea Electric Vehicle Charging Service	Trade receivables		12	23	—	—
	Trade payables		—	—	—	45
Ulleungdo Natural Energy Co., Ltd.	Non-trade receivables and others		111	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables		165	182	—	—
	Non-trade payables and others		—	—	82	1
Gangwon Wind Power Co., Ltd.	Trade receivables		8	6	—	—
	Trade payables		—	—	2,031	3,033
Hyundai Green Power Co., Ltd.	Trade receivables		569	946	—	—
	Trade payables		—	—	31,507	32,589
Korea Power Exchange	Trade receivables		1,066	463	—	—
	Non-trade receivables and others		53	128	—	—
	Non-trade payables and others		—	—	1,235	1,142
Hyundai Energy Co., Ltd.	Trade receivables		72	49	—	—
	Non-trade receivables and others		68,798	6,598	—	—
	Trade payables		—	—	86	223
	Non-trade payables and others		—	—	—	13,796
Ecollite Co., Ltd.	Non-trade receivables and others		210	210	—	—
Taebaek Wind Power Co., Ltd.	Trade receivables		—	116	—	—
	Non-trade receivables and others		112	—	—	—
	Trade payables		—	—	386	533
	Non-trade payables and others		—	—	304	121
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	3	—	—
	Non-trade payables and others		—	—	255	163
Daeryun Power Co., Ltd.	Trade receivables		140	162	—	—
	Trade payables		—	—	21,646	15,706
Changjuk Wind Power Co., Ltd.	Trade receivables		100	101	—	—
	Trade payables		—	—	358	515
	Non-trade payables and others		—	—	334	546
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	204	193
S-Power Co., Ltd.	Trade receivables		142	117	—	—
	Non-trade receivables and others		393	5,183	—	—
	Trade payables		—	—	51,844	25,061

			Receivables		Payables
Company name	Type		2016	2017	2016	2017
			In millions of won
Green Biomass Co., Ltd.	Non-trade payables and others	￦	—	—	113	85
SPC Power Corporation	Non-trade receivables and others		—	76	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		889	227	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		82	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		58	53	—	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		52	98	—	—
	Non-trade receivables and others		1	10	—	—
	Trade payables		—	—	27,400	25,257
KEPCO SPC Power Corporation	Non-trade receivables and others		2,349	—	—	—
KAPES, Inc.	Non-trade receivables and others		235	—	—	—
	Trade payables		—	—	—	55
	Non-trade payables and others		—	—	11,992	—
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		833	1,211	—	—
	Non-trade payables and others		—	—	—	41
Honam Wind Power Co., Ltd.	Trade payables		—	—	424	381
	Non-trade payables and others		—	—	3,082	3,013
Seokmun Energy Co., Ltd.	Trade receivables		114	93	—	—
	Non-trade receivables and others		160	276	—	—
	Non-trade payables and others		—	—	—	3,052
Incheon New Power Co., Ltd.	Trade receivables		128	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		—	129	—	—
	Non-trade receivables and others		255	252	—	—
	Trade payables		—	—	—	29,676
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		6	7	—	—
	Non-trade receivables and others		145	144	—	—
	Trade payables		—	—	761	619
	Non-trade payables and others		—	—	1,362	1,300
KW Nuclear Components Co., Ltd.	Trade receivables		—	4	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	4	4
GS Donghae Electric Power Co., Ltd.	Trade receivables		775	450	—	—
	Non-trade receivables and others		1,497	1,892	—	—
	Trade payables		—	—	—	73,570
	Non-trade payables and others		—	—	993	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	2	—	—
	Trade payables		—	—	129	159
	Non-trade payables and others		—	—	670	811
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		210	82	—	—
Rabigh Operation & Maintenance Company Limited	Trade receivables		2,275	—	—	—
	Non-trade receivables and others		—	869	—	—
ASM-BG Investicii AD	Non-trade receivables and others		64	37	—	—

		Receivables		Payables
Company name	Type	2016	2017	2016	2017
		In millions of won
Jamaica Public Service Company Limited	Trade receivables	615	—	—	—
Amman Asia Electric Power Company	Trade receivables	2,509	2,675	—	—
Nawah Energy Company	Trade receivables	—	10,419	—	—

<Others>
Yeongwol Energy Station Co., Ltd.	Trade receivables	7,064	7,068	—	—
	Trade payables	—	—	229	—
DS POWER Co., Ltd.	Trade receivables	1,775	340	—	—
Korea Development Bank	Accrued interest income	672	204	—	—
	Non-trade receivables and others	217,481	501,029	—	—
	Non-trade payables and others	—	—	408	200
	Derivatives	25,306	569	3,278	22,398

(5)	Loans and others arising from related party transactions as of December 31, 2016 and 2017 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	29,282	169	—	(3,110)	26,341
	(Allowance for doubtful accounts)		(18,191)	—	—	1,640	(16,551)
Associates	PT. Cirebon Electric Power		26,733	2,199	(7,876)	(5,620)	15,436
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		14,022	905	—	(1,639)	13,288
Associates	Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		—	—	—	(2,465)	(2,465)
Joint ventures	KEPCO SPC Power Corporation		27,795	—	(7,803)	(2,743)	17,249
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		16,344	—	(7,647)	(1,452)	7,245
Joint ventures	Rabigh Electricity Company		2,641	—	(2,496)	(145)	—
Joint ventures	KODE NOVUS II LLC		4,532	—	—	(514)	4,018
	(Allowance for doubtful accounts)		(4,532)	—	—	514	(4,018)
Joint ventures	Kelar S.A		—	54,631	(3,568)	(4,443)	46,620
Joint ventures	Daehan Wind Power PSC		683	640	—	(112)	1,211
Joint ventures	Chester Solar IV SpA		—	4,802	—	(195)	4,607

		￦	112,583	63,346	(29,390)	(20,284)	126,255

(6)	Borrowings arising from related party transactions as of December 31, 2016 and 2017 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance
			In millions of won
Korea Development	Facility	￦	207,993	27,324	(141,434)	—	93,883
Bank	Others		5,663	—	(754)	—	4,909
	Operating funds		37,000	49,000	(25,000)	—	61,000
	Syndicated Loan		6,075	11,855	—	(1,629)	16,301

(7)	Guarantees provided to associates or joint ventures as of December 31, 2017 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	SAPCO

Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD 34,650	Korea National Oil Corporation (Nigerian government)

Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	RABEC

Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD 10,000	SMBC Ho Chi Minh

Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others

		Performance guarantees and others	USD 3,404,275

Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 27,211	KEB Hana Bank and others

		Guarantees for supplemental funding and others (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	USD 62,253	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,230	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW 53,233	Kookmin Bank and others

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD 2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 43,920	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 2,100	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 15,370	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 52,700	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	KRW 60,270	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 3,480	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,000	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 15,375	KEB Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 46,983	The Bank of Tokyo-Mitsubishi and others
		Other guarantees	USD 3,150	PT Adaro Indonesia
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
		Guarantees for supplemental funding and others(*1, 3)	USD 60,000	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others(*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others(*1)	—

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 3,801	Shinhan Bank
		Guarantees for supplemental funding(*1)	—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 46,226	Shinhan Bank
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 63,707	KEB Hana Bank, SMBC, Mizuho Bank and others
Korea Southern Power Co., Ltd.	DS POWER Co., Ltd.	Collateralized money invested	KRW 2,900	Korea Development Bank and others
		Guarantees for supplemental funding and others(*1)	—
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding and others(*1)	—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others(*1)	—	Shinhan Bank
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd	Collateralized money invested Guarantees for supplemental funding and others (*1)	KRW 5,580 —	SK Securities Co., Ltd.
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.		KRW 29,200	Hana Financial Investment Co., Ltd. and others
		Guarantees for supplemental funding and others (*1)	—
KEPCO Engineering & Construction Company, Inc.	DS POWER Co., Ltd.	Collateralized money invested	KRW 15,000	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,003	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,550	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,068	SMBC
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW 7,409	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd	Collateralized money invested	KRW 210	Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding and others (*1)	—

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW 47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others (*1)	KRW 78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,595	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 16,101	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others (*1)	—	Korea Development Bank
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others (*1)	—	Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW 1,400	Meritz Fire & Marine Insurance Co., Ltd.
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW 1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 5,243	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 8,160	Shinhan Bank
		Guarantees for supplemental funding and others (*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)	The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Express Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP (Barbados) 1 SRL’s capital contribution amount is

USD 6,400 thousand and the total amount of guarantees is USD 27,000 thousand which consists of USD 12,000 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 15,000 thousand of SJEH’s portion (50%) of contribution obligation.

(8)	As of December 31, 2017, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2017 are as follows:

(i)	Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
Korea Development Bank	2016~2019	￦	105,260	USD 100,000	2.48%	2.38%	￦	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00

(ii)	Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date		Contract amounts			Contract exchange rate
				Pay	Receive
Korea Development Bank	2017.12.27	2021.07.12	￦	104,849	USD 100,000	￦	1,048.49
	2017.12.14	2018.01.10		11,950	USD 11,000		1,086.35
	2017.12.20	2018.01.16		15,130	USD 14,000		1,080.70
	2017.12.28	2018.01.31		11,782	USD 11,000		1,071.10

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2015, 2016 and 2017 are as follows:

Type		2015	2016	2017
		In millions of won
Salaries	￦	1,271	1,463	1,271
Employee benefits		59	33	54

	￦	1,330	1,496	1,325

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2015, 2016 and 2017 are as follows:

Transactions		2015	2016	2017
		In millions of won
Transfer from construction-in-progress to other assets	￦	10,491,054	19,971,599	13,676,233
Recognition of asset retirement cost and related provision for decommissioning costs		699,673	470,941	2,494,802
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		491,755	283,675	342,861

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2016 and 2017 are as follows:

		2016		2017
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of switch (25.8kV Eco) 11,395	￦	40,226	28,072	40,226	—
Purchase of switch (25.8kV Eco) 12,450		—	—	50,526	35,494
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)		50,256	50,256	50,256	42,857
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		42,500	42,500	42,500	29,987
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		—	—	34,500	34,500
Purchase of GIS (362KV 6300A 63KA) 26CB – Shin-gosungS/S		36,950	19,897	36,950	—
Purchase of GIS (362KV 6300A 63KA) 26CB – HwasungS/S		—	—	40,000	29,231
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,476	27,760	37,476	18,044
Purchase of GIS (362KV 6300A 63KA) and 1 other 18CB – BukbusanS/S		34,000	20,766	34,000	—
Purchase of GIS (800KV 8000A 50KA) 10CB – Shin-JungbuS/S		63,730	63,730	63,730	44,955
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – Shin-JungbuS/S		37,500	37,500	37,500	37,500
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,500,000M		71,986	50,593	71,986	—
Purchase of Concrete Poles (10M, 350KGF) 104,755 and 6 others		129,175	105,905	129,175	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,645,000M		—	—	78,076	76,762
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		—	—	133,387	112,981
Advanced E-Type low voltage electricity meter 1,600,000 units		—	—	65,408	64,592
Purchase of Ground Switch (44-D-A125, 600AX4) and 1 other 4,016 units		—	—	56,482	55,990
Construction of Shin-Kori units (#3,4)		6,856,150	—	7,363,514	93,637
Construction of Shin-Kori units (#5,6)		8,625,387	7,286,503	8,625,387	6,757,146
Construction of Shin-Hanwool units (#1,2)		7,982,342	1,157,700	7,982,342	1,015,813
Construction of Shin-Hanwool units (#3,4)		8,261,818	8,170,896	8,261,818	8,097,056
Construction of Yeosu thermal power units (#1)		174,291	1,139	174,291	—
Other 27 contracts		430,204	222,555	262,400	114,041
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	300,663	361,203	99,031
Construction of Seoul Combined units (#1,2)		225,205	129,589	227,685	60,568
Electricity construction of Shin-Boryeong units (#1,2)		354,740	26,878	379,115	—
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		121,093	2,023	169,544	36,417

		2016		2017
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of coal handling machine for construction of Shin-Boryeong units (#1,2)	￦	146,353	3,543	146,353	—
Service of designing Shin-Boryeong units (#1,2)		126,038	24,333	127,810	16,371
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		851,132	10,746	866,065	4,981
Construction of Shin-Boryeong units (#1,2)		288,438	17,828	316,190	23,100
Purchase of furnace for construction of Shin-Seocheon thermal power plant		—	—	302,030	222,555
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		—	—	104,402	83,522
Electricity construction of Shin-Seocheon thermal power plant		—	—	200,453	196,993
Purchase of main machine for Jeju LNG combined		—	—	166,287	15,409
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		192,945	38,218	193,375	5,129
Purchase of furnace for construction of Taean units (#9,10)		584,148	46,059	566,945	33,817
Service of designing Taean units (#9,10)		109,700	18,981	111,322	13,671
Purchase of desulfurization machine for construction of Taean units (#9,10)		92,086	1,017	—	—
Purchase of turbine generator for construction of Taean units (#9,10)		228,794	6,788	205,267	550
Purchase of combined generating machine for construction of Taean IGCC units		208,972	2,102	190,923	—
Purchase of oxygen plant for construction of Taean IGCC units		98,979	221	94,564	199
Service of designing Taean IGCC plant units		44,802	3,342	44,802	2,669
Purchase of gasification plant for construction of Taean IGCC units		457,991	—	456,037	—
Construction of Samcheok units (#1,2)		457,943	15,851	488,347	—
Purchase of furnace for construction of Samcheok units (#1,2)		1,091,303	51,594	1,082,641	5,963
Purchase of coal handling machine for construction of Samcheok units (#1,2)		303,273	155	304,924	52,362
Service of designing Samcheok units (#1,2)		114,047	36,510	114,047	4,745
Purchase of main equipment		152,286	39,248	168,076	—
Landscaping construction and other		—	—	63,110	—
Construction of yard for Andong natural gas power plant		41,961	2,600	41,961	—
Purchase of turbine main equipment for Samcheok units (#1,2)		—	—	215,333	874
Service of designing Dangjin units (#9,10)		122,426	6,125	122,426	—

(2)	As of December 31, 2017, details of contracts for inventory purchase commitment are as follows:

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

Type	Periods	Contracted amounts
Concentrate	2017 ~ 2030	39,662 Ton U3O8
Transformed	2017 ~ 2030	22,934 Ton U
Enrichment	2017 ~ 2029	25,530 Ton SWU
Molded	2017 ~ 2022	2,004 Ton U

50.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and contingent assets as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	675	￦	636,433	565	￦	477,719
As the plaintiff	193		489,605	185		690,934

As of December 31, 2017, among the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ￦62,744million).

A group of plaintiffs (consisting 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong Unit 1 nuclear power plant. The appeal was ongoing as of December 31, 2017. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori Unit 5 and 6 it was ongoing as of December 31, 2017. The Company joined these litigations as a stakeholder with the permission of the Court.

The book value of property, plant and equipment and provision for decommissioning costs of Wolsong Unit 1 nuclear power plant is ￦607,967 million and ￦642,015 million, respectively, as of December 31, 2017. If the continuance of operation of Wolsong Unit 1 nuclear power plant is annulled, significant losses may be incurred in connection with the property, plant and equipment of Wolsong Unit 1. In addition, the amount of provision may increase significantly, and the timing of actual cash outflows may be accelerated.

The Company suspended the construction of Shin-Kori Unit 5 and 6 starting from July 24, 2017 to October 24, 2017, which is the public debate period regarding whether to continue the construction for Shin-Kori Unit 5 and 6, and is in the process of reviewing the appropriateness of the additional costs requested by the suppliers that occurred during that period. The Company believes that the possibility of economic outflow is probable and recognized ￦77,261 million of provision as described in note 26.(2).

As of December 31, 2017, the Company has suspended the construction design of Shin-Hanwool Unit 3 and 4. The construction contract amount and the outstanding balance are described in note 49.(1), and the carrying amount of Shin-Hanwool Unit 3 and 4 is ~~￦~~159,008 million as of December 31, 2017.

The Company is the defendant against a number of claims. The followings are potentially significant claims pertaining to the Company.

①

Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill (formerly, amounted to ￦1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of Shin-Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ￦133,426 million in October 2014, ￦204,040 million in November 2015, and ￦204,564 million in January 2017, respectively, and submitted an application to demand extra contract payments due to the design changes. KHNP has paid ￦217,724 million of the claim amounts in full upon the first ruling in November 2016 and recognized the amount as addition to construction-in-progress accordingly.

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

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ￦56,052 million of other provision in relation to the lawsuit as of December 31, 2017.

Except these significant ongoing claims, there are 10 arbitration cases pertaining to the Company as of December 31, 2017 and the significant arbitration cases are as follows:

①	KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②	Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

③	In prior years, Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

④	In prior years, Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has recognized ￦4,916 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of December 31, 2017.

(2)	Guarantees of borrowings provided to other companies as of December 31, 2016 and 2017 are as follows:

①	In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

②

The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central

Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③	The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④	The Company has provided the Bank of Tokyo Mitsubishi UFJ (BTMU) borrowing guarantee up to USD 41,258 thousand in proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

⑤	The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,440 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑥	The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

⑦	The Company has provided Samsung C&T Corporation bidding guarantee up to USD 793 thousand to participate in the bidding of the Sri Lanka combined cycle project.

(3)	Credit lines provided by financial institutions as of December 31, 2017 are as follows:

Commitments	Financial institutions	Currency	Limited amount	Exercised amount
		In millions of won and thousands of foreign currencies
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,555,000	68,859
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Shinhan Bank and others	KRW	1,100,000	—
Limit amount available for card	KEB Hana Bank and others	KRW	46,733	2,775
	Banco de Oro	PHP	5,000	5,000
Loan limit	Kookmin Bank and others	KRW	895,500	425,411
	BNP Paribas and others	USD	1,910,700	20,000
Certification of payment on L/C	Woori Bank and others	USD	1,029,604	233,166
Certification of performance guarantee on contract	KEB Hana Bank	EUR	1,958	1,958
	KEB Hana Bank and others	INR	230,515	230,515
	Korea Development Bank and others	JPY	620,000	620,000
	Seoul Guarantee Insurance and others	KRW	104,248	104,248
	Bank of Kathmandu	NPR	32,633	32,633
	KEB Hana Bank	SAR	102,186	87,991
	Standard Chartered and others	USD	753,652	696,806
	KEB Hana Bank	CAD	168	168
Certification of bidding	SMBC and others	USD	60,000	10,230
	ABSA and others	ZAR	55,730	55,730
Advance payment bond, Warranty bond, Retention bond and others	KEB Hana Bank	INR	157,830	157,830
	Export-Import Bank of Korea and others	USD	3,850,534	753,025
Others	Nonghyup Bank and others	KRW	451,521	15,037
	KEB Hana Bank and others	USD	1,063,670	758,536
Inclusive credit	Shinhan Bank	INR	47,489	47,489
	KEB Hana Bank	KRW	258,000	117,398
	Shinhan Bank and others	USD	32,125	16,155
Trade finance	BNP Paribas and others	USD	800,000	—

(4)	As of December 31, 2017, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies

Korea East-West Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	15,958	Collateral for borrowings

Korea Midland Power Co.,Ltd.	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings

Korea Southern Power Co., Ltd.	Shinhan Bank and others	Shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	40,000	Collateral for borrowings

Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	44,192	Collateral for borrowings

Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings

Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Collateral for borrowings (*)

Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others Cash and cash equivalents	KRW KRW	110,500 11,642	Collateral for borrowings

Gyeongju Wind Power Co., Ltd.	SK Securities Co., Ltd. and others	Property, plant and equipment and others	KRW	97,980	Collateral for borrowings
		Existing or expected trade receivables	KRW	4,800
		Cash and cash equivalents	KRW	8,769

KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Bank deposit and insurance claim	KRW	396,120	Collateral for borrowings

Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	188,580	Collateral for borrowings

KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	289,026	Collateral for borrowings

(*)	The Company was provided with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, from the investors as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ￦1,197 million of project loans from Korea Resource Corporation as of December 31, 2017. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦88,447 million as of December 31, 2017, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦137 million and depreciation on the utility plant of ￦6,644 million are recorded in other expenses for the year ended December 31, 2017.

(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2017. The book value of facility is ￦18,724 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ￦2,911 million. The Company has entered into an insurance agreement covering up to ￦7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

51.	Subsequent Events

(1)	Subsequent to December 31, 2017, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea Southern Power Co., Ltd. issued additional corporate bond, asset backed short-term bond, non-guaranteed bonds and foreign currency borrowings for funding facilities and operations as follows:

Company Name	Type	Issue date	Maturity	Interest rate (%)		Amounts
	In millions of won and thousands of foreign currencies
Korea Hydro & Nuclear Power Co., Ltd.	#48-1 corporate bond	2018.03.13	2021.03.13	2.40	￦	160,000
	#48-2 corporate bond	2018.03.13	2023.03.13	2.70		20,000
	#48-3 corporate bond	2018.03.13	2028.03.13	2.86		30,000
	#48-4 corporate bond	2018.03.13	2048.03.13	2.94		90,000
	Global bond 9	2018.03.13	2028.03.13	3.35		HKD 1,650,000
Korea South-East Power Co., Ltd	Asset backed short-term bond	2018.01.24	2018.04.10	1.79		190,000
Korea Midland Power Co., Ltd	#41-1 non-guaranteed corporate bond	2018.02.20	2023.02.20	2.72		60,000
	#41-2 non-guaranteed corporate bond	2018.02.20	2028.02.20	2.92		130,000
Korea Southern Power Co., Ltd	#43-1 non-guaranteed bond	2018.01.11	2021.01.11	2.32		120,000
	#43-2 non-guaranteed bond	2018.01.11	2023.01.11	2.57		20,000
	#43-3 non-guaranteed bond	2018.01.11	2028.01.11	2.76		60,000
	Non-guaranteed foreign currency bond (Global bond 18)	2018.01.29	2021.01.29	3.00		USD 400,000

(2)	In January 2018, the Company sold all of its shares in KODE NOVUS II LLC and other investors in the joint venture sold all of their shares in KODE NOVUS I LLC and KODE NOVUS II LLC. In accordance with the agreement between the shareholders and the creditors of KODE NOVUS I LLC and KODE NOVUS II LLC, the Company’s right to indemnity and supplemental funding obligations to the investors and creditors have been eliminated. Accordingly, the Company reversed the entire amount of the provisions for the right to indemnity.